Form 20-F
period 2002-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2003-06-30
CIK 315126

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
Commission File No. 0-11456

ELRON ELECTRONIC INDUSTRIES LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

3 Azrieli Center, 42nd Floor, Tel-Aviv, Israel 67023
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value 0.003 New Israeli Shekels per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares, nominal value 0.003 New Israeli Shekels per share
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:   29,180,970

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  Yes [x]        No [ ]

Indicate by check mark which financial statements the registrant has elected to follow:     Item 17 [ ]        Item 18 [x]

This Annual Report on Form 20-F includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this Annual Report under Item 3 titled “Risk Factors” as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission. Any forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report, and we caution investors and potential investors not to place undue reliance on these statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Risk Factors.

For the purpose of this Annual Report on Form 20-F, the terms “group companies” and “companies in our group” collectively refer to subsidiaries, affiliated and other companies in which we have direct or indirect holdings through our wholly-owned subsidiaries, Elbit Ltd., or Elbit, and DEP Technology Holdings Ltd., or DEP, including DEP’s subsidiary, RDC Rafael Development Corporation Ltd., or RDC. Our ownership interests in our group companies reflected in this Annual Report represent our beneficial ownership interests in these companies as of May 31, 2003 unless otherwise expressly indicated. We have also indicated our direct holding and our share in the holding of RDC in a group company where applicable. The references in this Annual Report to balance sheet items are as of December 31, 2002.

PART I

Item 1.

Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.

Offer Statistics and Expected Timetable

Not applicable.

Item 3.

Key Information

The following selected financial data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 are derived from our audited consolidated financial statements of which the financial statements as of December 31, 2001 and 2002, and for each of the years ended December 31, 2000, 2001 and 2002 appear later in this Form 20-F. The audited consolidated financial statements have been prepared in accordance with US GAAP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. Dollars, except per share data)

	Year ended December 31

	1998*	1999*	2000*	2001*	2002

Income:
Revenues	$16,041	$39,863	$39,162	$32,859	$23,468
Equity in earnings (losses) of affiliated companies’ investments	36,597	1,850	(9,483)	(27,242)	(21,911)
Gain from disposal and changes in holdings in subsidiaries and affiliated companies, net	2,876	32,522	26,819	3,179	6,888
Other income (expenses), net	9,685	28,211	43,458	(4,885)	(743)

	65,199	102,446	99,956	3,911	7,702
Costs and Expenses:
Cost of revenues	3,383	19,553	26,523	22,048	11,557
Research and development costs, net	1,836	3,821	7,785	8,979	7,818
Marketing and selling expenses, net	10,078	10,025	14,710	10,587	14,428
General and administrative expenses	5,513	10,401	13,740	11,810	11,272
Restructuring costs	—	—	—	2,203	2,318
Amortization of intangible assets	764	3,128	3,180	3,734	2,058
Financial expenses (income), net	469	(4,133)	(2,406)	(1,251)	474
Retirement compensation	—	5,000	—	—	—
In-process research and development Acquired	19,012	—	—	—	—

	41,055	47,795	63,532	58,110	49,925
Income (loss) before taxes on income	24,144	54,651	36,424	(54,199)	(42,223)
Taxes on income (tax benefit)	—	12,173	8,079	(2,947)	(2,855)

Income (loss) from continuing operations after taxes on income	24,144	42,478	28,345	(51,252)	(39,368)
Minority interest in losses of subsidiaries	—	—	171	438	2,823

Income (loss) from continuing operations	24,144	42,478	28,516	(50,814)	(36,545)
Loss from discontinued operations	—	—	—	—	(2,756)

Net Income (loss)	$24,144	$42,478	$28,516	$(50,814)	$(39,301)

Income (loss) per share:
Basic income (loss) per share data-
Income (loss) from continuing operations	$1.17	$2.01	$1.35	$(2.40)	$(1.39)
Loss) from discontinued operations	—	—	—	—	(0.11)

Net income (loss)	$1.17	$2.01	$1.35	$(2.40)	$(1.50)
Weighted average number of ordinary shares used in computing basic net income (loss) per share (thousands)	20,595	21,112	21,172	21,191	26,272

Diluted income (loss) per share data -
Income (loss) from continuing operations	$1.10	$1.99	$1.33	$(2.41)	$(1.39)
Loss) from discontinued operations	—	—	—	—	(0.11)

Net income (loss)	$1.10	$1.99	$1.33	$(2.41)	$(1.50)
Weighted average number of ordinary shares used in computing diluted net income (loss) per share thousands)	20,777	21,174	21,446	21,191	26,272

Dividend per share	$0.38	$1.46	$2.62	$—	$—

	1998*	1999*	2000*	2001*	2002

Balance Sheet Data		(U.S. Dollars in thousands)
Cash and short-term cash investments	$23,869	$144,342	$118,280	90,668	71,081
Long-term investments	262,318	337,407	200,436	195,177	262,594
Working capital	21,772	138,968	91,666	75,909	31,791
Short-term debt	2,478	5,328	16,458	16,617	32,999
Long-term debt	39,702	42,582	42,797	51,808	49,389
Shareholders’ equity	278,976	452,087	276,973	238,713	266,517
Total assets	333,288	529,198	367,275	326,310	401,329

*

Restated (see Item 18, Consolidated Financial Statements, Note 3G)

Risk Factors

General Risks Affecting us and the Companies in our Group

Our assets significantly consist of investment in our group companies. As of December 31, 2002, our holdings in group companies represented approximately 57% of our total assets. If our group companies experience difficulties in the future, or if there are adverse changes in their market price or fair value, we may need to write-down or write-off the carrying value of our holding. In particular, as of December 31, 2002, Elbit Systems represented approximately 21% of our total assets, our holdings in Given Imaging represented approximately 8% of our total assets and Elbit’s holding in Partner represented approximately 20% of our total assets. Any adverse change in the market price of the shares or financial condition and results of operations of Elbit Systems, Given Imaging or Partner may have a substantial negative impact on our assets and results of operations.

Our performance significantly depends on the results of operations of companies in our group. Our results of operations are directly impacted by the results of operations of those companies whose financial results we report on an equity basis or which we consolidate. To the extent any of these companies have poor financial results, our financial results will be negatively impacted. Many of these companies are early stage development companies that have not yet generated significant revenues, have incurred losses and have invested heavily in research, development and marketing of their products. We anticipate that the majority of these companies will continue to record losses in the future.

Our results may be affected by volatility in the securities markets. Due to the continuing downturn in the world economy and the impact of worldwide terrorist activities and the responses to these activities, the securities markets in general have recently experienced increased volatility which has particularly affected the securities and operations of many high-technology companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to the operating performance of these companies, these companies, particularly those in the fields of communications, software and Internet, may experience difficulties in raising additional financing required to effectively operate and grow their businesses. These difficulties and the volatility of the securities markets in general may affect our and our group companies’ ability to realize investments, such as by selling holdings in these companies. Our financial results are directly impacted by our ability to conclude profitable “exit” transactions regarding certain of the companies in our group. If worldwide market conditions in the technology industry do not permit us to conclude these types of transactions, our results will be adversely affected. In addition, due to the depressed prices of stocks in the securities markets and the continuing downturn of the economy, we and our group companies may have to reduce the book value of certain of our holdings.

Our market value significantly depends on the market values of publicly-traded companies in our group. Our market value is directly impacted by the market values of those companies in our group with shares traded in the public markets. To the extent that the share prices of any of these companies decline, our market value will be negatively impacted. In particular, we are dependent on the price of shares of Elbit Systems Ltd. (Nasdaq: ESLT), of which we hold approximately 19.9% of the outstanding shares, Partner Communications Company Ltd. (Nasdaq: PTNR), of which we hold approximately 10.2% of the outstanding shares as of June 2, 2003, and Given Imaging Ltd. (Nasdaq: GIVN), of which we beneficially own approximately 25.4% of the outstanding shares, or approximately 18.1%, representing our direct holding and our share in the holding of RDC. If any of these companies experience difficulties in the future and their share prices decline, our market value could be adversely affected.

We may face difficulties in our ability to dispose of our shares in publicly traded companies in our group. Due the limitations of Rule 144 of the Securities Act of 1933, material non-public information to which we may become exposed due to our representation on the boards of directors of companies in our group, and contractual and legal limits on the tradability of the shares, we may face difficulties in our ability to dispose of our shares in publicly traded companies in our group at a time and in a manner we deem suitable.

The market price of our ordinary shares has been and may continue to be volatile. The market price of our ordinary shares is subject to fluctuations. The following factors may significantly impact the market price of our ordinary shares:

•

the market price of our group companies which are publicly traded, in particular Elbit Systems, Partner and Given Imaging, which represent a substantial portion of our total assets;

•

our group companies, competitors or other third parties announcing technological innovations, new products or earnings or losses;

•

periodic variations in results of operations and stock prices of our group companies;

•

factors that generally affect the market for stocks of defense, communications, semiconductor, information technology and medical device companies;

•

political, economic or other developments affecting Israel;

•

global economic and other external factors; and

•

quarter-to-quarter fluctuations in our financial results.

Many of our group companies may be unable to obtain future financing on favorable terms or at all. Many of our group companies have extensive research and development and marketing costs and limited revenues, if any. In order to succeed, these companies may require additional capital to fund these costs, which in light of the ongoing economic downturn may prove to be more difficult than in the past. If these companies are unable to obtain financing from their current shareholders, which may also include additional investments by us in these companies, or from new financing sources, their continued operations may be at risk. This would adversely affect our financial performance and results of operations.

The main technology markets which our group companies serve are currently experiencing a prolonged and severe downturn, and it is difficult to predict the length of the downturn or the timing or strength of a recovery. Historically, many of our group companies derived their revenues, and expect to continue to derive their revenues, from the technology sector. Most of our group companies’ businesses depend largely upon demand for the technologies developed, marketed and sold by our group companies. The technology sector is experiencing a prolonged and severe downturn, which is reflected in a steep decline in technology spending. As a result of the general economic decline, the more mature companies in our group have experienced revenue declines, longer sales cycles and longer accounts receivable payment cycles. If any of the material customers of our group companies becomes insolvent or has difficulties meeting its financial obligations to our group companies, our operating results and financial condition may be adversely affected.

In addition, our group companies have only a limited ability to reduce expenses during any period of a downturn in demand because of the need for significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. Accordingly, we and our group companies may incur further losses as a result of our and our group companies’ inability to further reduce expenses.

We compete with other entities for acquisition and investment opportunities. As part of our overall strategy, we pursue acquisitions of, and investments in, Israeli companies and Israel-related technology companies. The success of a number of Israeli companies, particularly information technology and communication companies, has prompted potential investors to seek investment opportunities in Israel allowing many Israeli high-technology companies to gain direct access to Israeli and foreign public securities markets. We compete for acquisition and investment opportunities with other established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms. Our failure to consummate further acquisitions or investments in the future may hinder our ability to grow and could seriously harm our business, financial condition and results of operations.

There is no assurance that our subsidiary, RDC, or Rafael Armaments Development Authority will identify existing technology, or that Rafael Armaments Development Authority will develop new technology, for commercial exploitation in non-military markets. Our wholly-owned subsidiary, DEP, holds approximately 48% of the outstanding shares and effectively controls a majority of the voting power of RDC, a joint venture between DEP, Galram Technology Industries Ltd. and Rafael Armaments Development Authority Ltd., or Rafael. Galram was established by Rafael, the largest research and development organization of Israel’s Ministry of Defense, for the purposes of exploiting Rafael’s technology in non-military markets. RDC has rights to exploit commercially technologies of Rafael in non-military markets, which rights are dependent primarily upon RDC’s or Rafael’s identification of existing technology, or the development by Rafael of new technology, for commercial exploitation in non-military markets, Rafael’s willingness to transfer the necessary human resources to develop and exploit commercially its technology in non-military markets, and RDC reaching agreement on the terms of any commercial exploitation. If Rafael or RDC do not identify existing technology, or Rafael does not develop new technology, for commercial exploitation in non-military markets, or if Rafael does not transfer the necessary human resources to develop and exploit commercially this technology in non-military markets, or if RDC does not reach agreement on the terms of any commercial exploitation, then DEP will not realize the full potential value of the joint venture agreement with Rafael, which could harm our ability to continue to grow and develop RDC.

We may be required to repay the indebtedness of our majority owned subsidiaries, Elron Telesoft and/or Elron Software to their lending banks. As of December 31, 2002, Elron Software and Elron Telesoft had received bank loans of $19.0 million and $50.7 million respectively. In connection with these loans, we have provided guarantees to their lending banks up to the amount of approximately $74.0 million of which an amount of $28.9 million is secured by a pledge of our debentures, marketable securities and deposits in favor of the banks. Neither Elron Software nor Elron Telesoft is currently generating or is expected, in the near future, to generate sufficient cash from its operations to repay such indebtedness and therefore we may be required to repay such indebtedness when due, which will negatively affect our cash resources. (For more details, see Item 5 “Liquidity and Capital Resources”.)

We may be deemed to be an investment company under the Investment Company Act of 1940. Generally, a company must register under the Investment Company Act of 1940 and comply with significant restrictions on operations and transactions with affiliates if its investment securities exceed 40% of the company’s total assets, or if it holds itself out as being primarily engaged in the business of investing, owning or holding securities. The 1940 Act provides for various exemptions from the obligation to register thereunder, and we have received an order from the SEC declaring that we are not an investment company under the 1940 Act. If certain of our investments were to adversely affect our status under the 1940 Act, we might need to dispose of or acquire investments to avoid the requirement to register as an investment company on terms that may not be favourable to us. In addition, if we were deemed to be an investment company and therefore required to register as such under the 1940 Act, we would be unable to continue operating as we currently do, as a result of which our market value would be severely harmed.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences. Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than the capital gain rate. In addition, both gains upon disposition and amounts received as distributions could be subject to an additional interest charge by the Internal Revenue Service. In addition, a determination that we are a passive foreign investment company could have an adverse effect on the price and marketability of our shares.

We do not believe that we were a passive foreign investment company for 2002. However, since the determination of whether we are a passive foreign investment company is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a passive foreign investment company. Our analysis related to 2002 is based, among others, upon certain assumptions and methodologies with respect to the values that we have used, the appropriate value of our ownership interest in companies we held, and the manner in which we have allocated the value among our active assets and passive assets.

We cannot assure you that the Internal Revenue Service will not challenge our assumptions and methodologies. If there were such a challenge, we could be classified as a passive foreign investment company for 2002.

With respect to 2003 and subsequent years, the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a passive foreign investment company in 2003 or subsequent years. (See “Item 10. Additional Information – Taxation – Federal Income Tax Considerations - Tax Consequences if We are a Passive Foreign Investment Company”.)

U.S. holders of our shares are urged to consult their tax advisors regarding the application of the passive foreign investment company rules.

One of our shareholders beneficially owns a substantial amount of our ordinary shares and may therefore, influence our affairs. As of May 31, 2003, Discount Investment Corporation Ltd. or DIC, beneficially owned an aggregate of approximately 38.5% of our ordinary shares and has the ability, in effect, to elect the members of our board of directors and to influence our business. In addition, Mr. Ami Erel, our Chairman, serves as President and Chief Executive Officer of DIC.

There has been a recent change in the control of IDB Holding Corporation Ltd, the controlling shareholder of DIC. On May 19, 2003, there was a change of control of IDB Holding Corporation Ltd., or IDBH, which is deemed to effectively control DIC and consequently has the ability to dispose of DIC’s shares in our company, and indirectly control our Board of Directors. (For more details, see “Item 6 – Major Shareholders”). There is no assurance that there will not be a change in our Board, management or management policy as a result of the change of control of IDBH.

Our group companies may experience delays in product development and their products may contain defects. Companies in our group involved in technology product development in the past have experienced delays in development. There can be no assurance that these companies will not experience delays in connection with their current or future product development activities or that their products will not contain undetected errors or version compatibility issues, particularly when first introduced or when new versions are released, which may result in loss of, or delay in, market acceptance. Delays and difficulties associated with new product introductions or product enhancements could negatively impact the business, financial condition, prospects and results of operations of these companies and, as a result, our financial results.

Many of our group companies experience intense competition. Many of our group companies experience competition from companies with significantly greater financial, technical, marketing and public relations resources, who have easier market access, better operational infrastructure, longer operating histories, larger installed client bases, greater name recognition, more established relationships and alliances in their industries and offer a broader range of products and services. As a result, these competitors may be able to respond more quickly to new or emerging technologies or changes in clients’ requirements, benefit from greater purchasing economies, offer more aggressive product and services pricing or devote greater resources to the promotion of their products and services. If our group companies are unable to successfully compete, their businesses, financial condition and results of operations could be seriously harmed, which would in turn negatively affect our financial condition and results of operations.

Most of our group companies are dependent upon proprietary technology which may be infringed upon or may infringe upon the proprietary technology of others. Most of our group companies greatly depend on their proprietary technology for their success. Like other technology companies, most of these companies rely on a combination of patent, trade secret, copyright and trademark laws, together with non-disclosure agreements, confidentiality clauses in their agreements, including employment agreements, and technical measures to establish and protect proprietary rights in their products. Some of our group companies rely on shrink-wrap or “click-through” licenses, which are not signed by end-users, to protect their products. These companies may not be able to enforce their proprietary rights under the laws of certain jurisdictions. Our group companies may not successfully protect their technology because:

•

some foreign countries may not protect their proprietary rights as fully as do the laws of the United States;

•

enforcing their rights may be time consuming and costly, diverting management’s attention and company resources;

•

measures such as entering into non-disclosure agreements afford only limited protection;

•

unauthorized parties may attempt to copy aspects of their products and develop similar software or to obtain and use information that they regard as proprietary; and

•

competitors may independently develop products that are substantially equivalent or superior to their products or circumvent intellectual property rights.

In addition, others may assert infringement claims against our group companies. The cost of responding to infringement claims could be significant, regardless of whether the claims are valid.

Israeli government programs and tax benefits may be terminated or reduced in the future. In addition, the terms of such programs restrict the ability of our group companies to manufacture products and/or transfer technologies outside of Israel. Many of our group companies participate in programs of the Israeli Chief Scientist’s Office and the Israel

Investment Center, for which they receive grants and tax related and other benefits. The benefits available under these programs depend on our group companies meeting specified conditions. If our group companies fail to comply with these conditions, they may be required to pay additional taxes and penalties and be denied future benefits. The government of Israel is considering reducing or eliminating the benefits that will be available under similar programs. We cannot assure you that these benefits will be available in the future at their current levels or at all.

In addition, the terms of the government research and development grants which many of our group companies have received from the Israeli Chief Scientist’s Office and the laws applicable to such grants restrict their ability to manufacture products and/or transfer technologies outside of Israel. These restrictions may limit the ability of our group companies to conclude transactions with international companies including “exit” transactions which may affect our results of operations.

We and our group companies may have difficulty retaining key employees. Our success and the success of our group companies depends in large part on a limited number of key management, scientific and technical personnel. In addition, future success will depend upon, in part, attracting and retaining highly qualified personnel. There can be no assurance that we or our group companies will be able to either retain present personnel or acquire additional qualified personnel as and when needed. The loss of the services of our key personnel or those of our group companies and the failure to attract highly qualified personnel may have a negative impact on our business.

Many of our group companies depend on international operations. Many of our group companies depend on sales to customers outside Israel. We expect that international sales will continue to account for a significant portion of these companies’ revenues for the foreseeable future. As a result, changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause the business, financial condition and results of operations of these companies to be harmed. Some of the risks of doing business internationally include:

•

unexpected changes in regulatory requirements;

•

the inability of our group companies, their subsidiaries and subcontractors to obtain export licenses;

•

imposition of tariffs and other barriers and restrictions;

•

burdens of complying with a variety of foreign laws;

•

political and economic instability; and

•

changes in diplomatic and trade relationships.

Some of these factors, such as the ability to obtain export licenses and changes in diplomatic relations, may be affected by Israel’s overall political situation. See “Conditions in Israel may affect our operations and the operations of our group companies.” In addition, the economic and political stability of the countries of the major customers and suppliers of our group companies may also impact their business.

Conditions in Israel may affect our operations and the operations of our group companies. We and most of our group companies conduct our principal operations in Israel, and therefore are directly affected by the political, economic, and military conditions affecting Israel and the Middle East. In particular, we could be adversely affected by:

•

any major hostilities involving Israel;

•

a full or partial mobilization of the reserve forces of the Israeli army;

•

the interruption or curtailment of trade between Israel and its present trading partners;

•

a significant increase in inflation;

•

a significant downturn in the economic or financial condition of Israel; and

•

a significant downgrading of Israel’s international credit rating.

Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980’s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries since Israel’s establishment. Israel has entered into peace agreements with Egypt and Jordan, various agreements with certain Arab countries and the Palestine Liberation Organization and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East. Nevertheless, it cannot be predicted whether or in what manner these problems will be resolved.

Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. In March 2002, following a significant increase in violence in Israel, the West Bank and the Gaza Strip, armed hostilities broke out between Israel, the Palestinian Authority and other groups in the West Bank and Gaza Strip as a result of which Israel instituted a partial mobilization of its reserve forces. There is no indication how long the current hostilities will last or whether there will be any further escalation. The future effect of this deterioration in Israeli-Palestinian relations and violence on the Israeli economy and our operations is unclear. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

In addition, there are a number of countries that restrict business with Israel or Israeli companies.

Restrictive laws or policies directed towards Israel or Israeli businesses and civil unrest, military conflict and uncertainty may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our and our group companies’ operations could be disrupted as a result of the obligation of key personnel in Israel to perform military service. All non-exempt male adult permanent residents of Israel, as a general rule, under the age of 54 are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. Some of our directors, officers and employees as well as those of our group companies are currently obligated to perform annual reserve duty and as a result of an increase in hostilities in March 2002, a number of them were called temporarily to active duty. While we and our group companies have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise.

The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations. To the extent that our group companies are based in Israel and have international operations, or operate only in Israel but conduct their business in different currencies, their revenues, expenses, assets and liabilities, are not necessarily in the same currency and therefore they are exposed to foreign exchange rate fluctuations. These fluctuations may negatively affect their results of operations. Some of our group companies may attempt to hedge their foreign currency exposure from time to time; however, we cannot assure you that they will be successful.

Our group companies may not be able to enforce covenants not to compete. Some of our group companies currently have non-competition agreements with substantial numbers of their employees who are involved in research and development. In many cases, these employees are located primarily in Israel. These agreements prohibit the company’s employees, if they cease working for the company, from directly competing with the company or working for its competitors. Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If any of our group companies cannot demonstrate that harm would be caused to it, the company may be unable to prevent its competitors from benefiting from the expertise of its former employees.

It may be difficult to serve process or to enforce a U.S. judgment against us, our directors and our officers. Since substantially all of our directors and officers reside outside the United States, it may be difficult to effect service of process on us, our directors or officers within the United States. Furthermore, because most of our assets are located outside the United States, it may not be possible to enforce any judgment obtained in the United States against us or the aforementioned individuals in the United States. There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and Securities Exchange Act of 1934 in original actions instituted in Israel.

Risks Related to Our Holdings in Group Companies Representing the Largest Portion of Our Assets.

Our holdings in our publicly traded group companies, Elbit Systems, Partner and Given Imaging, comprised in the aggregate approximately 49.0% of our assets as of December 31, 2002. The sections below summarize the main risks, the occurrence of which could materially adversely affect the results of operations, financial condition and business of these companies, Elbit Systems, Partner and Given Imaging. The sections below have been condensed for the purposes of this Annual Report and the risks associated with these companies are more fully described in documents filed by Elbit Systems, Partner and Given Imaging, respectively, with the SEC.

Risks Affecting Our Holdings in Elbit Systems

As of December 31, 2002, our holdings in Elbit Systems represented approximately 21% of our assets and a significant source of income for the year then ended. The following are risk factors associated with our holdings in Elbit Systems:

Elbit Systems’ revenues depend on a continued level of government business. A significant portion of Elbit Systems’ revenues come from contracts or subcontracts with domestic and foreign government agencies. A reduction in the level of the purchase of Elbit Systems’ systems, products, services and upgrade projects by these agencies, mainly the Israeli Ministry of Defense, or IMOD, and the U.S. Department of Defense, would have a material adverse effect on Elbit Systems’ business.

The level of Elbit Systems’ contracts may be reduced due to changes in governmental priorities. The risk that governmental purchases of Elbit Systems’ systems, products, services and upgrade projects may decline is affected by the possibility that government purchasing agencies may:

•

terminate, reduce or modify contracts or subcontracts if their requirements or budgetary constraints change;

•

cancel multi-year contracts and related orders if funds become unavailable;

•

shift spending priorities into other areas or for other products; and

•

adjust contract costs and fees on the basis of audits.

Elbit Systems depends on governmental approval of its exports. Many of Elbit Systems’ exports and the receipt of technology and components from suppliers depend on receipt of export license approvals from the Israeli government, the United States government and other governments. There is no assurance that such approvals will be given in the future, current approvals will not be revoked or governmental export policies will remain unchanged.

Elbit Systems’ revenues depend on obtaining follow-on business. Follow-on orders are important because Elbit Systems’ contracts are for fixed terms. These terms may be up to five years or more, particularly for contracts where the customer has options to purchase additional items. In addition, when we have supplied a system for a defense platform, we often have the potential to supply other items for that platform. If a customer is dissatisfied with Elbit Systems’ performance on a particular program or if the customer’s priorities change, it could negatively effect Elbit Systems’ ability to receive follow-on business. Inability to obtain follow-

on business could result in a loss of revenues if revenues from the award of new contracts do not offset the loss of follow-on business.

Elbit Systems’ contracts may be terminated for convenience of the customer. Elbit Systems’ contracts with the government of Israel and other governments often contain provisions permitting termination for convenience of the customer. Elbit Systems’ subcontracts with non-governmental prime contractors sometimes contain similar provisions. In general, in order to reduce risks of financial exposure resulting from the early termination of a contract, Elbit Systems attempts to flow down these requirements to its subcontractors and expend funds for projects according to the contract performance schedule. If the customer were to make an early termination for convenience, in most cases Elbit Systems would be entitled to reimbursement for its incurred contract costs and a proportionate share of its fee or profit for work actually performed. If, however, Elbit Systems is not entitled to such compensation, it could cause Elbit Systems’ to suffer corresponding losses.

Elbit Systems faces risks of changes in costs under fixed price contracts. Most of Elbit Systems’ contracts are fixed-price contracts, as opposed to cost-plus or cost-share type contracts. Generally, a fixed-price contract price is not adjusted as long as the work performed falls within the original contract scope. Under these contracts, we often assume the risk that increased or unexpected costs may reduce profits or generate a loss. However, long-term contracts sometimes allow for price escalations based on specific labor and material indices. The risk can be particularly significant under a fixed-price contract involving research and development for new technology. The frequent need to bid on fixed price programs before completing the necessary design may result in unexpected technological difficulties and cost overruns. In addition, there is difficulty in forecasting long-term costs and schedules and the potential obsolescence of products or components related to long-term fixed price contracts.

Elbit Systems faces fluctuations in revenues and profit margins. The level of Elbit Systems’ revenues may fluctuate over different periods. These fluctuations may not relate directly to changes in pricing or sales volume. Instead they may be dependent on Elbit Systems’ mix of projects during any given period. In addition, since project revenues generally are recognized in connection with achievement of specific milestones, Elbit Systems may experience significant fluctuations in year-to-year and quarter-to-quarter financial results. Similarly, Elbit Systems’ profit margins may vary significantly from project to project. As a result, the overall profit margin in a particular period is influenced by a number of conditions. These include the types, size and stage of projects, the percentage of work performed by subcontractors and the timing of the recognition of revenue.

Elbit Systems sometimes has risks relating to financing for its programs. A number of Elbit Systems’ major projects require it to arrange, and sometimes to provide guarantees in connection with, the customer’s financing of the project. These include guarantees of Elbit Systems as well as guarantees provided by financial institutions relating to advance payments received from customers.

Elbit Systems may experience production delays or liability if suppliers fail to make timely deliveries. The manufacturing process for some of Elbit Systems’ products consists in large part of the assembly, integration and testing of purchased components. Although Elbit Systems generally can obtain materials and purchase components from a number of suppliers, some components are available from a small number of suppliers. In a few cases, Elbit Systems works with effectively sole source suppliers. If a supplier should stop delivery of such components, Elbit Systems would probably be able to find other sources, however, this could result in added cost and manufacturing delays. Moreover, if Elbit Systems’ subcontractors fail to meet their design, delivery schedule or other obligations Elbit Systems could be held liable by its customers. There is no assurance Elbit Systems would be able to obtain full recovery from its subcontractors for those liabilities. In addition, when Elbit Systems acts as a subcontractor, the failure or inability of the prime contractor to perform its contract with the customer may affect Elbit Systems’ ability to obtain payments under its subcontract.

Elbit Systems’ industry has experienced significant consolidation. As the number of companies in the overall defense industry has decreased in recent years, the industry has experienced substantial consolidation, increasing the market share of some prime contractors. Failure to maintain its relationships with these major contractors could negatively impact Elbit Systems’ future business. In addition, some of these companies are vertically integrated with in-house capabilities similar to those of Elbit Systems in certain areas.

Elbit Systems faces acquisition and integration risks. Over the past several years Elbit Systems has made a number of acquisitions and investments in companies that complement its business. Elbit Systems intends to continue to acquire businesses that complement its operations. Elbit Systems’ growth may place significant demands on its management and its operational, financial and marketing resources. In connection with acquisitions and the opening of new facilities Elbit Systems has increased and may continue to increase the number of its employees. In addition, Elbit Systems has expanded and may continue to expand the scope and geographic area of its operations. Elbit Systems believes this growth will increase the complexity of its operations and the level of responsibility exercised by both existing and new management personnel. Failure to successfully integrate and manage its growth may have a material adverse effect on Elbit Systems’ business, financial condition, results of operations or prospects.

Reduction in Israeli Government spending or changes in priorities for defense products may adversely affect Elbit Systems’ earnings. The Israeli Government may reduce its expenditures for defense items or change its defense priorities in the coming years. Over the last year the Israeli Government budget approval process has been extended. Also, the overall budget as well as the IMOD NIS budget, have been subject to overall reductions as part of an economic reform initiative. To date, Elbit Systems’ current programs have not been impacted by such reductions, however, there is no assurance that its programs will not be affected in the future. If there is a reduction in Israeli Government defense spending for Elbit Systems’ programs or a change in priorities to products other than those of Elbit Systems, its revenues and earnings could be reduced.

Risks Affecting Our Holdings in Partner

As of December 31, 2002, our holdings in Partner represented approximately 20% of our assets. The following are risk factors associated with our holdings in Partner:

We may be forced to reduce our indirect ownership percentage in Partner under terms that may not be optimal to us. The Israeli Ministry of Communications has imposed limitations on the disclosure of information concerning Partner to entities in Elbit’s chain of ownership which also have an interest in Cellcom Israel Ltd., one of the existing Israeli cellular operators. The Ministry of Communications has also required that certain individuals who hold offices associated with Cellcom resign from directorships held by them in Elbit and Elron. In addition, the Ministry of Communications has required all of our officers and employees to sign non-disclosure undertakings regarding the transfer of information relating to Partner. In the event that these requirements are not complied with at any future time, the Ministry of Communications is entitled to require that our beneficial ownership in Partner be reduced to below 5%. The price of Partner’s ordinary shares is subject to fluctuation, and, therefore, there can be no assurance that the possible sale of certain of Elbit’s holdings in Partner at the request of the Ministry of Communications will be on terms beneficial to us.

We are restricted in our ability to freely dispose of our holdings in Partner. We have pledged approximately 15.9 million of our shares of Partner representing, as of June 2, 2003, approximately 85% of our total holdings of Partner, in favor of a consortium of banks as security by us and Partner’s other original shareholders for Partner’s obligations under its line of credit with the banks, each pro rata to its respective holding at that time. As of December 31, 2002, the amount of Partner’s facility with the banks was $710.0 million of which $519.0 million was outstanding. Should Partner default in its obligations to the banks, the banks would be entitled to exercise their rights against us under the pledge and seize our shares of Partner in satisfaction of our pro rata portion of Partner’s obligations under its line of credit, which would severely harm the value of our assets.

Partner’s license requires that, at a minimum, 20% of the economic and voting interest, and certain other defined means of control, of Partner be owned by Israeli citizens and residents. In addition, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of Partner, may be made without the consent of the Israeli Ministry of Communications. Partner’s license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both Partner and of a competing operator, without the consent of the Ministry of Communications, which may limit certain persons from acquiring Partner shares.

Pursuant to the relationship agreement between the original shareholders of Partner, each Israeli party to the relationship agreement, including us, has undertaken to maintain such portion of the shares as is necessary to ensure that at least 20% of the shares are held by citizens and residents of Israel. The original shareholders are also required to continue to hold an aggregate of at least 51% of Partner’s ordinary shares.

These restrictions limit our ability to freely dispose of our shares in Partner, as a result of which our results of operations may be negatively affected.

Partner expects its growth to slow, because Israel’s mobile telephone market is highly penetrated, making it difficult to obtain new subscribers. At December 31, 1998, prior to Partner’s full commercial launch, approximately 35% of the Israeli population had mobile telephones. At December 31, 2002, that percentage was estimated to be 95%, although this includes dormant subscribers as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, new immigrants, and foreign workers. Because the Israeli market for mobile telephones is highly penetrated, future demand for Partner’s services may not develop at the same rate as it has in the past, and depends largely on the company’s ability to retain existing subscribers in its network and to attract subscribers from the other mobile telephone network operators. While Partner’s market share, based on internal estimates, has increased from approximately 13% of Israeli mobile subscribers at December 31, 1999 to approximately 29% at December 31, 2002, the company expects its market share growth to slow down in 2003.

A continuing deterioration in the economic conditions in Israel may adversely affect Partner’s financial condition and results of operations. Partner is incorporated and based in, and currently derives almost all its revenues from markets within, the State of Israel. A continuing deterioration in the economic conditions in Israel may adversely affect usage patterns of Partner’s services and the ability of its customers to pay for its services, which would adversely affect its financial condition and results of operations. Such continuing deterioration may also cause Partner to delay its future investments and its launch of Universal Mobile Telecommunications System, or UMTS, third generation, technology, also known as Wideband Code Division Multiple Access, or W-CDMA technology. In addition, if the economic deterioration in Israel continues, it may also affect the ability of Israeli banks to provide Partner with financing under its current credit facility and additional financing on reasonable terms and conditions, should the company need it in the future.

Increased competition from existing competitors may affect Partner’s market share and require it to reduce its tariffs in the future, may increase its subscriber acquisition costs and customer retention costs and may continue to increase its churn rate. Although Partner was once the only GSM network operator in Israel, Cellcom, another mobile network operator in Israel, began providing GSM 1800 services during the second half of 2002, and Partner expects competition to intensify as it will be much easier than before for Cellcom to attract new subscribers, including those who are currently Partner’s subscribers. As a result, Partner may face an increase in its churn rate and may be forced to increase its customer retention costs, including subsidies towards upgrades of subscribers’ handsets, in order to retain its subscribers. Moreover, Partner has lost and does not expect to regain a material part of its revenues from roaming services offered to GSM subscribers visiting from abroad. These developments, among others, may adversely affect Partner’s market share and financial condition and results of operations.

Risks and uncertainties in connection with UMTS third generation technology mean that Partner may not make an economic return on its investment in acquiring UMTS third generation spectrum, establishing a UMTS third generation network, or developing UMTS third generation services. The technology for new UMTS third generation services has not yet been fully developed by the limited number of suppliers of the handsets, network equipment and software to be used by Partner and its competitors in providing UMTS third generation services. If these suppliers do not provide reasonably priced devices, technologically proven network equipment and software with sufficient functionality or speed or if they experience delays in the delivery or functional deployment of such devices and related network equipment or software, Partner’s ability to develop its UMTS third generation network and its customers’ ability to access it, will be impaired.

The telecommunications industry is subject to rapid and significant changes in technology which could reduce the appeal of Partner’s services. The effect of emerging and future technological changes on the viability or competitiveness of Partner’s network cannot be accurately predicted. Partner cannot assure you that the technologies the company employs or intends to employ, including UMTS third generation technology, will not become obsolete or subject to competition from new technologies in the future.

Partner operates in a highly regulated telecommunications market which limits its flexibility to manage its business. In particular, the regulator’s decisions, including those relating to tariffs, may materially adversely affect its results of operations. Partner’s business is subject to government regulation regarding licensing, competition, frequency allocation and costs and arrangements pertaining to interconnection and leased lines. Partner’s business and operations could be adversely affected by changes in laws, regulations or government policy affecting its business activities, such as decisions by the regulator increasing the rate of royalties to be paid to the State of Israel, enlarging the types of revenues which the royalties apply to, setting policies and imposing new regulations governing electronic trade and M-Commerce, or further reducing call or SMS termination tariffs, as well as the amendment or revocation of its license.

Partner may be unable to obtain necessary financing to support its network expansion and enhancement plans. Operating a mobile telephone network like Partner’s requires high levels of capital investment and marketing expenditures. From January 1, 1998 to December 31, 2002 Partner made cumulative net capital expenditures of approximately NIS 3,073 million ($649 million), and paid license fees and associated costs totaling approximately NIS 1,793 million ($378 million). In an auction process completed on December 18, 2001, the Ministry of Communications awarded Partner the two bands of spectrum for which the company had submitted bids: one band of 1800 MHz spectrum, which is GSM compatible, or GSM 1800 spectrum, and one band of UMTS third generation spectrum. The cost of the license fees is NIS 180 million (approximately $38 million) for the GSM 1800 spectrum, payable in two installments, and NIS 220 million (approximately $46 million) for the UMTS third generation spectrum, payable in six installments. To date, Partner has paid NIS 108 million and NIS 100 million for the GSM 1800 spectrum and the UMTS third generation spectrum, respectively. Partner will incur additional substantial capital expenditures in building out its UMTS third generation network and increasing the capacity of its existing network. Partner estimates that capital expenditures in connection with building out its UMTS third generation network will be approximately $300 million over the three to five years from the beginning of the network build-out, with approximately $150 million in capital expenditures required in the first twelve months of the build-out. The network build-out is expected to begin towards the end of 2003 or the beginning of 2004. Although at present Partner believes it has a fully funded business plan, including the support necessary for its UMTS third generation operations, the company may require additional funding for capital expenditures in connection with building out its UMTS third generation network.

Partner may also be forced to incur additional debt or raise additional equity to meet such costs and any unanticipated requirements. In addition, there is a risk that Partner has underestimated its future capital requirements or overestimated its future revenues and operating profits in the build-out and operation of a third generation network.

Partner’s credit facility and its indenture each contain a number of restrictions and obligations that limit its operating and financial flexibility. Partner’s credit facility and the indenture governing its notes each contain a number of financial, operating and other obligations that limit the company’s operating and financial flexibility. There can be no assurance that such obligations will not materially adversely affect Partner’s ability to finance its future operations, or the manner in which the company operates its business. In particular, any non-compliance with performance-related covenants and other undertakings of Partner’s credit facility or indenture could result in an acceleration of the company’s outstanding debt under the credit facility and the indenture and restrict its ability to draw additional funds.

Partner’s substantial leverage could adversely affect its financial health. Partner is highly leveraged. At December 31, 2002, the company’s total long-term indebtedness was approximately NIS 3,297 million ($696 million). This debt represents approximately 103% of Partner’s total capitalization (bank loans plus notes payable net of capital deficiency) at December 31, 2002. Partner’s substantial debt could adversely affect its financial health by, among other things:

•

increasing the company’s vulnerability to adverse economic conditions or increases in prevailing interest rates;

•

limiting the company’s ability to obtain the additional finance it needs to operate, develop and expand its business;

•

requiring the company to dedicate a substantial portion of its cash flow from operations to service its debt; and

•

exposing the company to the effects of foreign exchange fluctuations on its obligations under its notes.

Partner may not be able to make its debt payments in the future. If Partner is unable to generate sufficient cash flow from operations to meet principal and interest payments on its debt, it may have to refinance all or part of its indebtedness. Partner cannot ensure that any such refinancing would be possible on terms that the company could accept or that it could obtain additional financing.

Historically, Partner has experienced substantial operating and net losses. Although, for the first time, in 2002 Partner experienced net income, Partner cannot assure that it will continue to do so, or that future net income will offset its cumulative losses. To date, the launch and development of Partner’s business have required substantial capital, operating and marketing expenditures. These expenditures have historically resulted in net cash outflows, negative EBITDA and substantial operating and net losses. For the years ended December 31, 1999 and 2000, Partner had negative EBITDA of approximately NIS 582 million and NIS 59 million, respectively. Although Partner generated positive EBITDA of approximately NIS 656 million and NIS 1,052 million ($222 million) for the years ended December 31, 2001 and 2002, respectively, and net income of approximately NIS 84 million ($18 million) in 2002, the company may experience net losses and continue to have net cash outflows in the next few years while it continues to expand its network and build and maintain its subscriber base.

Partner has had difficulties obtaining some of the permits for which it has applied, and has not yet applied for other permits that are required for the erection of its antenna sites. These difficulties could continue and therefore affect Partner’s ability to erect or maintain antenna sites. This could have an adverse effect on the extent, quality and capacity of its network coverage which could prevent the company from achieving or maintaining the network coverage and quality requirements contained in its license and adversely affect its business.

Partner is dependent upon its ability to interconnect with other telecommunications carriers. It also depends on Bezeq for transmission services. The failure of these carriers to provide these services on a consistent basis could have a material adverse effect on the company.

Partner may be required in the future to offer access to its network infrastructure to other operators. This may lower the entry barriers for potential new competitors and adversely affect the company’s financial condition and its ability to provide services to its subscribers. Under the Communications Law (Telecommunications and Broadcasting), 1982, the Ministry of Communications has the power to require Partner, like the other telephone operators in Israel, to offer access to its network infrastructure to other operators, although the Ministry of Communications has not required Partner to do so yet.

Partner can only operate its business for as long as it has a license from the Ministry of Communications. Partner conducts its operations pursuant to a general license granted to the company by the Ministry of Communications on April 7, 1998. The company’s license as been extended until February 2022. Partner has provided a bank guarantee to the Ministry of Communications in the amount of $20 million to guarantee its performance under its license. If Partner are found to be in material breach of its license, the guarantee may be forfeited and its license may be revoked.

Partner’s telecommunications license imposes certain restrictions on who can own its shares. If these restrictions are breached, the company could lose its license. As with other companies engaged in the telecommunications business in Israel, Partner’s license requires that, at a minimum, 20% of the economic and voting interest, and certain other defined means of control, of the company be owned by Israeli citizens and residents.

Risks Affecting Our Holdings in Given Imaging

As of December 31, 2002, our direct and indirect holdings in Given Imaging Ltd. represented approximately 8% of our assets. The following are risk factors associated with our holdings in Given Imaging:

Given Imaging’s quarterly financial performance is likely to vary in the future, Based on Given Imaging’s experience to date, the company believes that many of its customers delay purchasing systems until the end of the fiscal quarter because they believe this will enable them to negotiate a more favorable price. Therefore, revenues from system sales may be concentrated at the end of each fiscal quarter making it difficult for Given Imaging to determine the success of each quarter until its end and resulting in lower than expected quarterly revenues if external or other events cause a large number of potential customers to defer their purchasing decisions even for a short period of time. Furthermore, Given Imaging believes that demand for systems and capsules may be affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions relating to systems due to summer vacations and patients are more likely to postpone non-essential diagnostic procedures until later in the year. Both of these factors may result in fluctuations in the company’s quarterly operating results.

Future sales of Given Imaging’s ordinary shares in the public market and low trading volume could adversely affect its share price. As of the date of this annual report, Given Imaging have approximately 25.4 million ordinary shares outstanding. Approximately 60% of these shares are available for resale subject, however, to volume limitations under Rule 144. Future sales of these shares, or the perception that these sales could occur, could adversely affect the market price of Given Imaging’s ordinary shares.

Given Imaging has a history of losses and may never achieve or maintain profitability. Given Imaging was formed in 1998 and recorded initial sales of the Given System in the third quarter of 2001. The company has generated losses each year since its inception and as of December 31, 2002, had accumulated losses of $49.0 million. Given Imaging’s losses could continue unless it increases sales of the Given System. In addition, the company anticipates that its operating expenses will increase as it expands its sales, marketing and manufacturing capabilities, increases its research and development activities, conducts further clinical trials and seeks regulatory clearances to market and sell the Given System for use in other parts of the gastrointestinal tract and for new products.

Given Imaging is currently dependent on the Given System for all of its revenue. The Given System is currently Given Imaging’s only commercial product. As a result, if Given Imaging is unable to manufacture, market or sell the Given System, its financial condition and results of operations would be materially adversely affected.

If Given Imaging is unable to achieve broad penetration of the Given System among gastroenterologists, it will not be able to generate the revenues necessary to become profitable. Given Imaging commenced marketing the Given System in the United States and Europe in the second half of 2001. The company believes that its initial sales of the Given System were to physicians focused on technological developments in the gastroenterology field who are open to the adoption of products incorporating new technologies. In order for its revenues from the Given System to continue to grow, the company must sell the Given System to other physicians who may be slower to adopt products incorporating new technologies.

If Given Imaging is unable to obtain reimbursement coverage from third-party healthcare payors for procedures using the Given System, or if reimbursement is insufficient to cover the costs of purchasing the Given System, demand for the Given System may be adversely affected. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for procedures using the Given System, or if reimbursement is insufficient to cover the costs of purchasing the company’s product or does not adequately compensate physicians and health care providers compared to alternative procedures, Given Imaging may be unable to generate sufficient sales to support its business.

Even if Given Imaging obtains reimbursement coverage for the Given System, changes in healthcare system policies may make it difficult for physicians, hospitals and other healthcare providers to obtain full reimbursement for the purchase of, and procedures using, the Given System, which could adversely affect demand for the Given System. Many U.S. and non-U.S. healthcare providers are moving toward a managed care system in which they contract to provide comprehensive healthcare for a fixed cost per person, irrespective of the amount of care actually provided. These providers, in an effort to control healthcare costs, are increasingly challenging the prices charged for medical products and services and, in some instances, have pressured medical suppliers to lower their prices. Therefore, even if reimbursement approvals are obtained elsewhere, the amount of reimbursement provided may not be sufficient to encourage physicians to recommend the Given System.

Given Imaging’s future growth depends in part on its ability to market the Given System for a variety of disorders of the small intestine. The Given System has been cleared by the U.S. Food and Drug Administration, or FDA, for use as an additional tool in the detection of abnormalities of the small intestine. Nearly all of the reimbursement approvals that Given Imaging has received in the United States only cover use of the Given System for patients with symptoms of undetected bleeding and do not automatically cover its use for other symptoms. The company’s ability to expand the use of the Given System to other disorders of the small intestine depends substantially on its ability to demonstrate to governmental and private third-party payors the diagnostic and cost-effectiveness of the Given System for other disorders of the small intestine.

Given Imaging’s future growth also depends in part on its ability to expand the use of the Given System to, or introduce other products for use in, other parts of the gastrointestinal tract. Given Imaging’s long-term objective is to develop technology to permit the Given System to be used in the detection of abnormalities in other parts of the gastrointestinal tract, including the esophagus, the stomach and the colon. The company also plans to develop new products for use in other parts of the gastrointestinal tract. Given Imaging cannot provide any assurance that it will be able to achieve these objectives.

Given Imaging is subject to extensive regulation by the FDA which could restrict the sale and marketing of the Given System and could cause it to incur significant costs. Noncompliance with applicable regulatory requirements can result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar FDA actions which could limit product sales, delay or halt product shipment, delay new product clearance or approval, and adversely affect Given Imaging’s profitability.

If Given Imaging or its distributors do not obtain and maintain the necessary regulatory approvals in a specific country or region, it will not be able to market and sell the Given System in that country or region. While the regulations of some countries do not impose barriers to marketing and selling the Given System or only require notification, others require that Given Imaging or its distributors obtain the approval of a specified regulatory body. Obtaining regulatory approvals is expensive and time-consuming, and the company cannot be certain that it or its distributors will receive regulatory approvals in each country or region in which it plans to market its product.

Given Imaging has limited experience in manufacturing significant quantities of the Given System and may encounter manufacturing problems or delays that could result in lost revenue. Given Imaging does not have experience in manufacturing the M2A capsule in the commercial quantities that it expects to require to meet demand for the Given System. In order to meet such demand, the company installed in the first quarter of 2003 an additional semi-automated production line at its facilities in Yoqneam, Israel. Given Imaging has also installed a back-up semi-automatic production line at the facilities of Pemstar, Inc. in Ireland and may order from Pemstar one or more fully-automated production lines for installation either at its facilities or Pemstar’s facilities. Given Imaging may be unable to establish or maintain reliable, high-volume manufacturing capacity and may encounter difficulties in scaling up production of the Given System, whether by installing one or more fully-automated production lines, or otherwise. If demand for the Given System exceeds the company’s manufacturing capacity, it could develop a substantial backlog of customer orders and its ability to generate revenues will be limited and its reputation in the marketplace may be harmed.

Given Imaging has experienced rapid growth and its failure to manage this growth could harm our business. The Given System requires a complex sales and marketing effort targeted at physicians and hospitals. Given Imaging faces significant challenges and risks in building and managing its sales and marketing team, including managing geographically dispersed sales efforts and adequately training its sales people in the use and benefits of the Given System.

Given Imaging relies on local distributors to market and distribute its products. With the exception of the United States, Germany, France and certain other countries, Given Imaging relies on distributors for the marketing and distribution of the Given System. Given Imaging’s success in making sales in countries or regions where it has engaged local distributors depends in part on the efforts of others whom the company does not control. If a distributor is terminated by the company or goes out of business, Given Imaging’s ability to sell the Given System in that distributor’s country or region could be adversely affected.

Given Imaging’s reliance on single source suppliers could harm its ability to meet demand for the Given System in a timely manner or within budget. Given Imaging depends on single source suppliers for some of the components necessary for the production of the Given System. Specifically, Micron Technology, Inc., through its Micron Imaging Group and other wholly-owned subsidiaries, is currently the sole supplier of the imaging sensor and the packaging for the sensor, and Asicom Technologies Ltd. is currently the sole supplier of the transmitter that is integrated into the M2A capsule. If the supply of these components is disrupted or terminated, or if these suppliers are unable to supply the quantities of components that the company requires, it may not be able to find alternative sources for these key components. Furthermore, in the event that the manufacturer of a key component of our product ceases operations or otherwise ceases to do business with Given Imaging, the company may not have access to the information necessary to enable another supplier to manufacture the component.

Because the medical device industry is litigious, Given Imaging is susceptible to intellectual property suits that could cause the company to incur substantial costs or pay substantial damages or prohibit it from selling its product. There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from the company’s core business.

The use of the Given System, including ingestion of the M2A capsule, could result in product liability claims that could be expensive, damage Given Imaging’s reputation and harm its business. Given Imaging’s business exposes it to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of medical devices. A product liability claim, regardless of its merit or eventual outcome, could result in substantial costs to the company and a substantial diversion of management attention. A product liability claim or any product recalls could also harm the company’s reputation and result in a decline in revenues.

Item 4.

Information on the Company

History and Development of the Company

We are a multi-national high technology operational holding company that operates through our group companies in three reportable segments namely: (i) The Internet products segment – Elron Software; (ii)The systems and projects segment - Elron Telesoft; and (iii) Other holdings and our corporate operations, which includes our holdings in our group companies, engaged in various fields of advanced technology, and our corporate operations, which provide strategic and operational support to our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of advanced defense electronics, communications, semiconductors and medical imaging. In recent years, we have pursued a strategy of focusing our holdings, and increasing our direct involvement in defense electronics, information technology, software products and services, communications, medical devices, semiconductors and amorphous metals. Our group companies include both publicly traded and privately held companies.

During May 2002, we completed our merger with Elbit Ltd. or Elbit and the purchase of the remaining shares of DEP Technology Holdings Ltd., or DEP, a technology holding company, from Discount Investment Corporation Ltd., or DIC. Following the merger with Elbit and the share purchase of DEP, Elbit and DEP became our wholly-owned subsidiaries and our holdings include direct and indirect holdings through Elbit, DEP and DEP’s subsidiary, RDC Rafael Development Corporation Ltd., or RDC. RDC is a joint venture between DEP and Rafael Armament Development Authority Ltd., or Rafael, the largest research and development organization of Israel’s Ministry of Defense. RDC was established for the purpose of exploiting Rafael’s technology in non-military markets. DEP holds approximately 48% of the outstanding shares of RDC. DEP is entitled to appoint the majority of the members of RDC’s board of directors and effectively controls the majority of the voting power of RDC.

Our activities range from complete operational control over the business of our group companies to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, minority holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies’ performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies’ management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, market analysis, risk management, identifying joint venture opportunities, introductions to potential customers and investors, business plan preparation, budgetary control and strategic planning and research and development guidance.

Our shares are publicly traded on Nasdaq National Market under the symbol “ELRN” and on the Tel Aviv Stock Exchange. Elron’s corporate headquarters are located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: elron@elron.net. Our web site address is www.elron.com. Information contained on our web site is not part of this Annual Report.

The following are significant transactions and events which we and our group companies have completed or which took place since January 1, 2002:

•

Sale of the Government Activity of Elron TeleSoft to Elbit Systems
In January 2002, Elron TeleSoft completed the sale of its net assets and activities in the government field to Elbit Systems for approximately $5.7 million, with no material effect on our consolidated results of operations.

•

Merger with Elbit
On May 15, 2002, we completed our merger with Elbit Ltd., in which we previously held 44% of the outstanding shares. Pursuant to the Agreement and Plan of Merger signed on October 31, 2002, Elbit merged with us and we issued to Elbit’s shareholders (other than us) approximately 5,617,600 of our shares, based on an exchange ratio of 0.45 of one of our ordinary shares for each ordinary share of Elbit. The value of our ordinary shares issued amounted to approximately $70.2 million. The merger was approved by our and Elbit’s shareholders, creditors and optionholders on April 28, 2002 and April 29, 2002, respectively, and by the District Court of Tel-Aviv-Jaffa. At the end of trading on May 15, 2002, Elbit shares ceased trading on Nasdaq and the TASE.

•

DEP Share Purchase
On May 5, 2002, we completed the share purchase of DIC’s shares in DEP, a technology holding company in which we previously held 33% of the outstanding share capital. Pursuant to the share purchase agreement signed on November 19, 2001 with DIC, we issued 2,261,843 ordinary shares to DIC in exchange for all of the shares held by DIC in DEP, representing 67% of the outstanding share capital of DEP, and DIC’s rights to loans provided by DIC to RDC. The aggregate value of our Ordinary Shares issued amounted to approximately $29.5 million. The transaction was approved by our shareholders at a special meeting held on April 28, 2002.

•

Acquisition of controlling interest in Galil Medical Ltd.
During 2002, we and RDC converted notes of Galil Medical Ltd. or Galil, in the amount of approximately $3.2 million which were granted during November and December of 2001 into preferred shares and invested approximately $3.7 million in new convertible notes which will be converted into preferred shares by the end of June 2003. Through May 31, 2003, we and RDC invested an additional $4.6 million in convertible notes which will be converted into preferred shares during the fourth quarter of 2003.

On June 27, 2002, we purchased an additional 10.75% of Galil’s outstanding shares from Lumenis Ltd., in consideration for $0.8 million. Lumenis also received the right to receive a future earn-out payment, conditioned upon the occurrence of certain events on or before May 27, 2004. In the same transaction, DIC also purchased an additional 10.75% of Galil’s outstanding shares from Lumenis under the same terms and conditions.

As a result of these transactions, our ownership interest increased to approximately 15% directly and approximately 37% indirectly through RDC, thereby giving us directly and indirectly, through RDC, a controlling voting interest in Galil. Accordingly, Galil’s financial results were consolidated with our results of operations subsequent to June 30, 2002.

•

New Investment in A.M.T. Advanced Metal Technologies Ltd.
In August 2002, we completed a new investment of approximately $5.0 million in convertible notes of AMT, an Israeli private company which develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, as methods and solutions for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products, and A.C.S. Advanced Coding Systems Ltd., which develops, markets and sells products using amorphous materials for brand protection against counterfeiting and anti-shoplifting electronic article surveillance. The investment formed part of an aggregate investment in AMT of approximately $8.7 million, of which the existing shareholders of AMT invested $3.7 million. The convertible notes are convertible into preferred shares of AMT or its group companies. Following the investment, Elron holds approximately 28% of AMT on a fully diluted and as converted basis.

•

Sale of Elbit VFlash
On September 23, 2002, Elbit VFlash, a wholly-owned subsidiary of Elbit, sold a significant portion of its assets to 24/7 Real Media Inc., or 24/7 (Nasdaq: TFSM), in exchange for 4,100,000 shares of common stock of 24/7. 24/7 provides marketing and technology solutions to online marketers and publishers. Of the 4,100,000 shares of common stock of 24/7 it received, Elbit Vflash undertook to grant a beneficial interest in approximately 725,000 shares of common stock to former employees in recognition of services they rendered to Elbit VFlash prior to the sale. Concurrently with the above sale, Elron invested through Elbit $1.0 million in consideration for 100,000 convertible preferred shares of 24/7 which were subsequently converted into 4,840,271 shares of common stock of 24/7.

Through June 3, 2003, Elbit sold the majority of its shares of 24/7 resulting in no material gain. As of June 3, 2003, we held 3.15% of the outstanding shares of 24/7.

•

Sale of 380,000 Shares of Elbit Systems
In the fourth quarter of 2002, we sold 380,000 shares of Elbit Systems for approximately $5.9 million. As a result, we recorded a gain, before tax, of approximately $1.8 million and our share in Elbit Systems decreased to approximately 20.0%.

•

New Investment in Notal Vision
In January 2003, we completed a new investment of $2.0 million in Notal Vision, an Israeli medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD) for an approximately 23.6% ownership interest. Our investment formed part of an aggregate investment by other investors in Notal of approximately $4.5 million, including an investment by an existing shareholder, Innomed Ventures (Israel) L.P., in which we also hold an interest.

•

Galil Medical and Amersham Health Plc merge urology therapy units
On April 22, 2003, Galil Medical announced the signing of a definitive agreement with Amersham Health Plc (LSE, NYSE, OSE: AHM) to merge Amersham’s brachytherapy business with Galil’s urology business. The new company will have a global presence in the treatment of prostate cancer. The new company will provide minimally invasive treatment options for prostate cancer using brachytherapy (radio-active seeds) and cryotherapy (hyper-cooling) technologies. According to the agreement, following the closing Amersham will hold 78% and Galil Medical will hold 22% of the new company. In exchange for the parties’ shares in the new company, each will contribute the assets necessary for the new company to conduct the cryotherapy business and the brachytherapy business, respectively, in the urology field. In addition, at the closing Galil Medical will purchase 3% of the new company from Amersham for $4.5 million in cash, resulting in an aggregate ownership interest of 25% upon completion of the transaction. The transaction is subject to regulatory approvals and is expected to close during July 2003.

•

Sale of 3.5 million Shares of Partner
In the second quarter of 2003, we sold, in a series of transactions, an aggregate amount of 3.5 million shares of Partner to Israeli institutional investors for approximately $15.3 million, as a result of which we will record, in the second quarter, an estimated gain, after tax, of approximately $3.3 million. As a result of the above sales, Elron’s beneficial holding in Partner has been reduced from approximately 12.2% to approximately 10.2%.

•

Transfer of Our Interests in Textology, Cellenium and I.C.C. Israel Commerce Community
During 2002 and at the beginning of 2003, we transferred all our shares in Textology, Inc, in which we held a 67.8% interest, to the other shareholder of Textology, all of our shares in Cellenium MCS Ltd, in which we held a 50% interest, to the other shareholder of Cellenium, and substantially all of the assets of I.C.C. Israel Commerce Community Ltd. to Yael Software & Systems Ltd., in each case for future consideration conditional upon the occurrence of certain events. None of these transactions had a material affect on our results of operations.

The following are the significant investments and divestitures which we and companies in our group completed in 1999, 2000 and 2001:

•

Sale of the E-business Activity of Elron TeleSoft to Forsoft Multimedia
During the third quarter of 2001, Elron TeleSoft sold certain activities in its E-business field to Forsoft Multimedia Solutions Ltd. in consideration for $3.4 million, resulting in no material effect on our consolidated results of operations.

•

Given Imaging Initial Public Offering
In October, 2001 Given Imaging completed its initial public offering of 5,000,000 shares at a price to the public of $12.00 per share. Given Imaging’s Ordinary Shares were listed on the Nasdaq National Market under the symbol “GIVN”.

•

Sale of 380,000 Shares of Elbit Systems
In the fourth quarter of 2001, we sold 380,000 shares of Elbit Systems for approximately $6.6 million resulting in a gain of approximately $3.0 million.

•

Sale of Elbit’s interest in Peach Networks Ltd.
In March, 2000, Elbit Ltd. sold its 57% interest in Peach Networks Ltd. to Microsoft Corporation for approximately $43.0 million in cash, resulting in a gain for Elbit of $39.6 million before taxes and minority interests. Our share of the gain amounted to approximately $16.5 million.

•

Increase in Holdings in NetVision
During March and April of 2000, we increased our holdings in NetVision Ltd. to 50% of NetVision’s outstanding preferred shares (representing approximately 46.2% of its outstanding shares) by acquiring approximately 17% of NetVision’s outstanding shares from Aurec Local Information Services Ltd. and from Monitin Itonut Ltd. for an aggregate purchase price of approximately $12.0 million.

•

Wavion
In April 2000, we formed, together with two entrepreneurs, Wavion Inc. in which we invested an aggregate amount of $5.0 million for a 38% ownership interest (on a fully diluted basis).

•

Kidum Elron IT (KIT) Ltd.
In June 2000, we formed, together with an entrepreneur, KIT, in which we invested $6.0 million in KIT for a 29% ownership interest.

•

Merger of Elbit Systems Ltd. and El-OP Electro-Optics Industries Ltd.
In July 2000, Elbit Systems completed its merger with Elop Electro-Optics Industries Ltd. (El-Op) pursuant to which Elbit Systems acquired all of the outstanding shares of El-Op in consideration for approximately 32.3% of Elbit Systems’ outstanding shares. As a result our ownership interest decreased from approximately 33% to approximately 22.5%, resulting in a gain of approximately $19.0 million.

•

Sale of HyNEX Ltd.
In September 2000, HyNEX Ltd., in which Elbit then held approximately 77% of the outstanding shares on a fully-diluted basis, completed the sale of all its assets, properties, rights and certain liabilities to Cisco Systems, Inc. for an aggregate consideration of approximately $129.0 million. Elbit recorded a capital gain, before taxes and minority interests, of approximately $89.0 million and recognized an unrealized loss of approximately $23.0 million. Our share of the gain amounted to approximately $28.2 million.

•

Sale of Shares of Zoran Corporation
During 2000, we sold 611,566 shares of Zoran Corporation for $27.1 million resulting in a gain of approximately $24.5 million. In January 2001, we sold our remaining 252,399 shares of Zoran for approximately $10.6 million resulting in an additional gain of approximately $1.0 million.

•

Sale of Shares of Elbit Medical Imaging
On May 4, 1999, we completed the sale of all our holdings in Elbit Medical Imaging, or EMI, to Europe Israel (M.M.S.) Ltd. for $127.8 million in addition to a $17.2 million dividend received from EMI on April 13, 1999. As a result we recorded a gain before tax of approximately $31.7 million. The consideration is subject to adjustments in connection with certain EMI commitments related to provisions included in EMI’s balance sheet as of December 31, 1998, in accordance with an indemnification provision in the sale agreement, which expires on December 31, 2003.

Business Overview

The business overview discussed below is presented in accordance with our three reportable segments, the Internet products segment, the systems and projects segment and other holdings and corporate operations.

Internet Products Segment – Elron Software, Inc.

Elron Software is focused on web access control and email content filtering for organizations of all sizes. Elron Software’s Internet Manager® product family, including IM Message Inspector,™ IM Web Inspector,™ and IM AntiVirus,™ is a comprehensive set of solutions for web access control, email content filtering and virus protection. These solutions maximize the productive use of the Internet while minimizing the associated risks such as confidential data loss, reduced productivity, legal liability, network congestion and virus attacks.

Elron Software has licensed its products to over 4,500 organizations and government entities, including Sony Pictures Entertainment, Anheuser Busch, Eli Lilly, Occidental Petroleum Corporation, Liberty Mutual and The American Red Cross. The Internet Manager family of products is sold primarily through indirect channels, however, large enterprise accounts often prefer to purchase on a direct basis. In addition to these traditional sales channels, Elron

Software has strategically licensed its technology on a limited basis to original equipment manufacturers (known as OEMs), particularly manufacturers of Internet access appliances or email switches.

Elron Software’s annual revenues were $8.3 million in 2002, $9.1 million in 2001 and, $12.1 million in 2000, most of which were derived from sales in the United States. Elron Software continues to incur operating losses, which draw upon its financial resources. As a result, we may be required to increase our guarantee securing Elron Software’s line of credit. (For more details – see Item 5 under “Liquidity and Capital Resources”). Elron Software’s ability to decrease its operating losses depends largely on its ability to substantially increase annual revenues. We are currently exploring ways in which to improve Elron Software’s position, including implementing cost reduction programs and exploring possible merger or sale opportunities.

Products

The Internet Manager® family of products enables organizations to clearly see their Internet activity so that they can make informed business decisions that protect the company’s personnel, assets and reputation.

IM Web Inspector, a web filtering solution, allows organizations to proactively monitor, manage and, if necessary, block access to inappropriate web sites. Using proprietary, SmartList™ technology and an extensive set of pre-classified sites, Web Inspector identifies and verifies suspect sites on-the-fly, based on statistical language analysis of actual web page content. Web Inspector can manage web access by individuals or groups and handle an organization with 50 to 50,000 plus users. In addition, Web Inspector provides extensive reporting capabilities including more than 500 customizable reports.

IM Message Inspector provides intelligent, context-sensitive filtering of Simplified Mail Transport Protocol (SMTP) email, as well as internal communications by way of Microsoft Exchange and Lotus Domino. Message Inspector utilizes patented and patent-pending full text analysis technologies that surpass simple “string matching” by determining the actual context of the message, thereby accurately identifying and managing offensive, inappropriate or proprietary email content. In addition, Message Inspector incorporates a built-in spam manager that utilizes lexical-based analysis and statistical filters to automatically and accurately identify spam.

IM Message Inspector Partner Edition (MIPE) utilizes the same technology as IM Message Inspector. MIPE offers an open and extremely scalable message filtering platform that can be used by a variety of strategic partners, including appliance vendors, service providers and mail platform providers. MIPE enables these partners to offer complete email content filtering and spam management services to their customers.

IM Anti-Virus incorporates anti-virus detection and repair technology from industry-leading vendors such as McAfee and Sophos and detects inbound and outbound viruses going through SMTP gateways, as well as viruses passing through internal Microsoft Exchange environments. Unlike desktop or server-based solutions, IM Anti-Virus sits at the Internet gateway to prevent viruses from invading the entire network. In addition, IM Anti-Virus offers fully automatic updates through the Internet to ensure accurate and comprehensive virus protection.

Competition

Elron Software competes with companies that offer Web filtering products, such as Secure Computing, SurfControl Incorporated, and Websense. Elron Software also competes with companies such as Clearswift, Trend Micro and Tumbleweed Communications that offer email content filtering products. In addition, Elron Software competes with Brightmail and Postini for anti-spam solutions. Elron Software may face increased competition as these competitors partner with others to expand the functionality that they can offer to their customers.

Elron Software also faces competition from vendors of Internet server appliances, such as Cipher Trust, as well as operating systems and networking hardware, many of which now, or may in the future, develop or bundle employee Internet policy management products with their products. These competitors have the advantage of a single vendor solution for software and hardware requirements. In addition, Elron Software competes against, and expects increased competition from, traditional network management and security software developers.

Sales and Marketing

Beginning in the second quarter of 2002, Elron Software transitioned from a direct sales model to an indirect sales model. As a result, Elron Software currently sells its products indirectly to end-users through resellers that focus on corporate, enterprise and government accounts, located primarily in the United States, although larger sized enterprise accounts may still purchase directly from Elron Software. Elron Software’s corporate sales team consists of phone-based sales representatives who work in conjunction with the resellers to focus on small to mid-size opportunities. The enterprise sales team employs a group of outbound sales representatives located in key strategic locations throughout the United States. The channel sales representatives are located in strategic regions throughout the United States and focus on managing the reseller partner relationships and driving partner-initiated opportunities.

Research and Development

Elron Software’s engineering team is based in Elron Software’s corporate headquarters in Burlington, Massachusetts. In addition, Elron Software has a development laboratory in Haifa, Israel, specializing in linguistic research and technology. Elron Software’s research and development efforts are focused on enhancing the integration, scalability and functionality of the Internet Manager product family. The current priority of Elron Software’s research and development team is to bolster the capabilities of its anti-spam offering as the accuracy of its anti-spam product directly impacts sales. The new versions of the anti-spam product are due to be released within the next 12 months.

Maintenance and Support

Elron Software provides field support and on-site assistance as well as phone and web-based support. Technical support through the Internet is provided free of charge to all customers through an extensive technical support web site, 24 hours a day, seven days a week. In addition, Elron Software offers annual maintenance and support contracts. Maintenance contracts entitle customers to various telephone support options, including 24 hours a day, seven days a week, standard business hours, five days a week, pay-as-you-go and until recently free product upgrades.

The Systems and Projects Segment – Elron TeleSoft, Inc.

Elron TeleSoft, Inc. develops and markets revenue assurance software products for telecom customers as well as providing network management and IP solution products, services and solutions. Elron Telesoft also distributes Agilent Technology’s Signaling Systems number 7 or SS#7, based products in the Israeli market.

During 2001 and through the beginning of 2002, Elron TeleSoft sold its activities in the e-business and government fields and since then has been focused exclusively on the telecommunications service provider market. This mainly accounts for the decrease in Elron Telesoft’s annual revenues in 2002 as compared to 2001 presented below. During the first half of 2002, Elron TeleSoft also underwent a change in its senior management.

Elron TeleSoft’s annual revenues amounted to $10.1 million in 2002 ($8.0 million in Israel and $2.1 million in the rest of the world); $23.8 million (including $11.0 million from the telecommunications service provider market) in 2001 ($21.7 million in Israel and $2.1 million in the rest of the world ) and $27.2 million (including $11.8 million from the telecommunications service provider market) in 2000 ($20.1 million in Israel and $7.1 million in the rest of the world). Elron TeleSoft’s customers in the telecommunications service provider market include Israeli operators (Bezeq, Cellcom, Partner and Pelephone) and international operators acquired either directly (such as MobiTel Bulgaria) or indirectly through its partners Agilent Technologies (such as NTT and Verizon) and ECtel (such as Cable & Wireless Panama and Cable & Wireless Barbados).

Products

Elron TeleSoft’s product portfolio consists of three product lines: revenue assurance solutions (switch to bill and data base conformity), Internet Protocol, or IP Service Management and Network Management Systems, or NMS. Elron TeleSoft’s main products are:

ESSB. ESSB is a or Call Detail Records or CDR reconciliation and billing verification application that also offers network operators the ability to analyze inter-carrier traffic. Using either SS#7 or switch-generated Call Detail Records (CDRs), ESSB can compare, analyze and detect revenue leakages.

Call Performance Management. Call Performance Management, or CPM, works in conjunction with Agilent Technology’s SS#7 surveillance systems to resolve telecommunications carrier needs. CPM analyzes, in real time, network traffic and quality of service on the Public Switched Telephone Network.

InterTools. InterToolsis an integrated IP service management platform for Internet access management. It supports progressive Internet and other service providers, offering value-added services such as managed remote access, secure tunneling (virtual private networking). It also wholesales low and high speed Internet access infrastructure to service providers.

Network Management System. Network Management System is a platform for developing element management products for telecommunications vendors’ equipment.

Competition

Elron TeleSoft has transitioned its business from a pure systems integration company operating mainly in Israel to a global telecommunications software product and system integration company in the fields of revenue assurance (switch to bill and data base conformity), IP service management and NMS (Network Management Systems). As a result, in addition to existing competitors such as TTI Telecom, Elron TeleSoft now faces competition worldwide from companies such as Vibrant, Sotas, Intec, and local in-country competitors which operate in these fields.

Sales and Marketing

Elron TeleSoft’s sales and marketing activities include the issuance of press releases and the publication of case studies. Its sales process involves the following steps:

•

early contacts and discussions with potential customers and partners directly or through resellers or agents;

•

understanding the customer’s needs and constructing the implementation plan – product and services. The plan is usually based on a fixed time and fixed-effort custom-tailored solution;

•

solutions may incorporate the licensing of Elron TeleSoft’s products, third party products and software development; and

•

preparation of proposals and contract negotiations.

Research and Development

While Elron TeleSoft’s research and development team consists of product-dedicated teams for each product, its efforts are currently primarily directed toward revenue assurance products (ESSB), functionality enhancements and the development of new modules intended to broaden Elron Telesoft’s product portfolio in the telecommunications field.

Maintenance and Support

Elron TeleSoft provides maintenance services packages to its customers adjusted to the specific needs and requirements of each customer in accordance with Elron TeleSoft’s standard terms and with the applicable terms of its suppliers/subcontractors. Such maintenance packages vary among customers and may include working hours coverage, 24 hours a day, seven days a week coverage, bug fixing, updates, upgrades, third party coverage including updates/upgrades and consultation.

Other Holdings and Corporate Operations

This segment includes our holdings in other companies in our group, engaged in six main fields of advanced technology, namely: (i) medical devices; (ii) defense electronics; (iii) communications; (iv) software products and services; (v) semiconductors and (vi) amorphous metals as well as our corporate operations, which provide strategic and operational support to the group companies. The business overview of this reportable segment is presented, for the purposes of convenience only, according to the six main fields listed above, none of which is considered a separate reportable segment.

1.

Medical Devices

Our activities in the field of medical devices consists mainly of our holdings in the following companies:

•

Given Imaging Ltd., in which we beneficially own approximately 25.4% of the outstanding shares, or approximately 18.1%, representing our direct holding and our share in the holding of RDC;

•

Galil Medical Ltd., in which we beneficially own approximately 51.8% of the outstanding shares, or approximately 33.3%, representing our direct holding and our share in the holding of RDC; and

•

Notal Vision, Inc., in which we hold approximately 23.6% of the outstanding shares. .

Given Imaging Ltd.

Given Imaging, an Israeli company, is engaged in the development and commercialization of the Given Diagnostic Imaging System, or “Given System.” The Given System uses a miniaturized video camera contained in a disposable capsule, referred to as an “M2A capsule” that is ingested by the patient and delivers high quality color images in a painless and noninvasive manner.

Given Imaging was incorporated in Israel by RDC in January 1998. Its initial public offering and listing on the Nasdaq National Market occurred in October 2001. In May 2001, Given Imaging received authorization to affix the “CE” mark to the Given System, which is necessary for marketing the Given System in member countries of the European Union. In August 2001, Given Imaging received clearance from the FDA to market the Given System in the United States for adjunctive use in the detection of abnormalities of the small intestine. Given Imaging has also obtained clearance to market the Given System in over 27 countries, including Canada, Russia and several countries in Latin America and Asia. As of December 2002, Given Imaging had sold more than 1,000 systems and approximately 30,000 M2A capsules in approximately 40 countries worldwide.

In October 2002, Given Imaging launched in Europe, a suspected bleeding feature as part of its RAPID software, which automatically marks images that correlate with the existence of suspected bleeding. This feature was cleared by the FDA in February 2003 and was made commercially available in the United States in April 2003.

During 2002, numerous healthcare payors in the United States began reimbursing capsule endoscopy procedures through reimbursement codes for endoscopy or miscellaneous procedures, mostly for detection of gastrointestinal bleeding which was undetected by conventional methods.

In 2002, which was the first full year of sales for Given Imaging following FDA clearance of its product in August 2001, Given Imaging recorded revenues of $28.9 million compared to $4.7 million in 2001.

Given Imaging currently markets and sells the Given System through a combination of direct sales through its marketing subsidiaries, and through independent distributors in approximately 54 countries.

The Given System consists of the M2A capsule, a portable data recorder and sensor array, and a dedicated computer workstation. Given Imaging currently assembles and tests each M2A capsule at its facilities in Yoqneam, Israel. The manufacturing process for the M2A capsule consists primarily of assembling externally purchased components and sub-assemblies in an environmentally controlled area. In March 2002, Given Imaging completed installation of a semi-automated production line for the manufacture of the M2A capsule. During the first quarter of 2003, Given Imaging installed an additional semi-automated production line in Yoqneam, Israel and has also installed a third semi-automated production line outside of Israel for backup purposes. In June 2002, Given Imaging also entered into a one year non-exclusive technical services agreement with Pemstar, the supplier of the production line, pursuant to which Pemstar provided Given Imaging with technical services relating to the manufacture of the M2A capsule. The portable data recorder and sensor array forming part of the Given System are manufactured externally and assembled tested at its facilities. The computer workstation is an off-the-shelf computer workstation pre-loaded with Given Imaging’s RAPID software.

Given Imaging’s research and development activities are conducted internally by its research and development staff, primarily at its facilities in Yoqneam, Israel. Given Imaging’s research and development efforts are focused primarily on developing new capsules to be used in the detection of abnormalities in other areas of the gastrointestinal tract, including the esophagus, the stomach and the colon. Given Imaging holds one issued patent in the United States and Israel on an in vivo video camera system and one issued patent in France and Israel on an optical system for in vivo imaging. Given Imaging acquired the rights to its issued U.S. and Israeli patents in January 1998 under a technology purchase and license agreement with Rafael. Given Imaging’s issued patents in the United States, Israel and France expire in January 2014,

July 2014 and July 2015, respectively. As of January 31, 2003, Given Imaging had 73 inventions relating to various elements and functions of its product and enhancements to it, which are the subject of various patent applications filed worldwide.

Galil Medical Ltd.

Galil Medical Ltd., an Israeli company established in 1997, is a provider of minimally invasive temperature-based therapies for treatment of both benign and malignant diseases of the prostate and other urological diseases such as kidney tumors. Galil Medical’s technology involves freezing and thereby ablating diseased tissue in a technique commonly referred to as cryotherapy. While Galil currently focuses on developing products to address specific urologic diseases including prostate, kidney and benign prostate hyperplasia (BPH), Galil has indicated that it expects to also apply its technology in other areas including women’s health and cardiology.

Galil Medical’s research and development and manufacturing facilities are based in Yokneam, Israel. As of December 31, 2002, Galil Medical had over 130 SeedNet™ machines installed worldwide.

Galil Medical’s intellectual property consists of a combination of the intellectual property which it received from Rafael and the intellectual property developed by Galil Medical’s research and development team. Galil Medical has 11 patents and 8 new pending application of which five patents were submitted in 2002.

Following the completion of the merger of Galil Medical’s urology related cryotherapy business with Amersham Health’s brachytherapy business into a new company which was announced in April 2003 and which is expected to occur during July 2003, the new company will provide minimally invasive treatment options for prostate cancer using Amersham’s brachytherapy (radio-active seeds) and Galil Medical’s cryotherapy (hyper-cooling) technologies. As part of the transaction, Galil Medical will license its intellectual property and transfer certain patents in the urology field to the new company. At the closing of the transaction, Galil Medical will purchase 3% of the new company from Amersham for consideration of $4.5 million in cash, resulting in Galil Medical holding an aggregate ownership interest of 25% upon the completion of the transaction. Galil Medical will continue to be the exclusive manufacturer and supplier of research and development services for the new company with respect to long-term services in the urology field and intends to continue to focus on developing new applications in the cardiological and women’s health.

Galil Medical recorded annual revenues of $5.0 million in 2002, $2.8 million in 2001 and $1.3 million in 2000.

Notal Vision

Notal Vision Inc. is a medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD). AMD is a common eye disease that gradually destroys central visual function, manifested in two forms: dry AMD, a mild form of the disease, and wet AMD, a progression of dry AMD, which often leads to rapid, severe visual deterioration and blindness. To address the growing need for early detection of wet AMD and for the continuous monitoring of patients with dry AMD, Notal Vision has developed the patent-pending Preferential Hyperacuity Perimetry (PHP), designed to detect and monitor the progression of the disease in a non-invasive manner. Based on the PHP technology, the company is launching, together with Carl Zeiss Meditech, the Macuteck Preview PHP device, intended for professional use by ophthalmologists and optometrists in their clinics. The diagnostic device will enable early detection of the full spectrum of dry AMD within the population at risk (e.g., anyone over the age of 55) who may be unaware that they may have dry AMD, as well as within the population of patients already known to have dry AMD and Chroidal Neo-Vascularization (CNV) population. The device will enable early detection of AMD, detection of CNV and post-Photo Dynamic Therapy (PDT) follow-up. PDT follow-up is intended for identifying the recurrence of the disease and confirming the stage of the disease. Sales of the Preview PHP device are expected to begin in late 2003.

Based on the PHP technology, the company is also developing the “Home Device,” a monitoring device intended for home use. The monitoring device will enable patients with dry AMD to monitor themselves at home on a frequent basis, ensuring a timely intervention by a physician should the disease progress to the wet form.

Notal is an early development stage company which was formed in 2000. Notal has not yet commenced sales and its ability to generate revenues will depend largely on it obtaining and maintaining applicable regulatory approvals for its products, reimbursement of its products by healthcare payors and the success of its strategic alliance with Carl Zeiss Meditech.

Other Holdings in Medical Devices

Our other holding in the medical devices field is in Innomed Ventures (Israel)L.P., which is a seed stage fund that initiates and invests in Israeli and Israeli related companies in the field of medical devices and life sciences. DEP holds approximately 14% of the partnership interest of Innomed. Innomed is a member of the Jerusalem Global Ventures Group of venture capital funds.

2.

Defense Electronics

Our activities in the field of defense electronics consists of our holdings in Elbit Systems Ltd., in which we hold approximately 20% of the outstanding shares. Elbit Systems operates through a number of wholly-owned and partially-owned subsidiaries in Israel and the United States.

Elbit Systems Ltd.

Elbit Systems Ltd., an Israel-based company, was formed in 1996 as a result of the demerger of Elbit Ltd. into three independent publicly traded companies, Elbit Systems, Elbit Ltd. and Elbit Medical Imaging Ltd. Elbit Systems’ shares are publicly traded on the Nasdaq

National Market under the symbol “ESLT” and on the Tel Aviv Stock Exchange.

Elbit Systems develops, manufactures and integrates advanced, high-performance defense electronic and electro-optic systems for customers throughout the world. Elbit Systems focuses on designing, developing, manufacturing and integrating command, control, communication, computer and intelligence (C4I) systems and intelligence, surveillance and reconnaissance (ISR) systems for defense and homeland security applications. It also performs upgrade programs for airborne, ground and naval defense platforms, often as a prime contractor.

Elbit Systems’ total annual revenues were approximately $828 million in 2002, $765 million in 2001 and $591 million in 2000.

In July 2000, Elbit Systems and Electro-Optics Industries Ltd., or, El-Op merged, resulting in El-Op becoming a wholly-owned subsidiary of Elbit Systems. As part of this merger, the Federmann Group, the shareholders of El-Op, received 12,100,000 newly-issued shares of Elbit Systems, then representing approximately 32.3% of Elbit Systems’ outstanding shares following the merger.

As part of this transaction, we entered into a shareholders agreement with the Federmann Group, which sets forth the relationship of the primary shareholders of Elbit Systems. The shareholders agreement includes limitation on the transfer of shares in Elbit Systems, including first refusal rights and tag along rights. The shareholders agreement also includes joint voting arrangements with respect to the election of an equal number of directors to Elbit Systems’ board of directors. In addition, we, Elbit Systems and the Federmann Group entered into a registration rights agreement, pursuant to which Elbit Systems agreed to register our and the Federmann Group’s shares in Elbit Systems for trade on a stock exchange in the United States under certain conditions.

Elbit Systems tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, Elbit Systems provides customers with cost-effective solutions enabling customers to improve their technological and operational capabilities within limited defense budgets

The recent military actions in Iraq and Afghanistan and ongoing terrorist activities have caused a shift in the defense priorities for many of Elbit Systems’ major customers. While Elbit Systems continues to perform platform upgrades, more emphasis is being placed on ISR, including information systems, intelligence gathering, border and perimeter security, UAVs, space and satellite based defense capabilities and homeland security issues. Elbit Systems has indicated that it believes its existing systems, products and capabilities place it in a position to meet emerging customer requirements in many of these areas. Elbit Systems has also indicated that it believes that some types of upgrade programs and electronic and electro-optic systems, particularly those that emphasize information gathering, analysis and distribution, will continue to be a significant portion of defense budgets in many countries.

Elbit Systems’ major activities are:

Fixed Wing Aircraft and Helicopter Programs and Systems. Elbit Systems is a prime contractor for aircraft and helicopter upgrade programs. It supplies advanced airborne electronic and electro-optic systems and products to leading aircraft manufacturers and end users. Such airborne systems and products include weapons guidance and fire control systems, mission computers, cockpit management systems, display systems, head-up displays, digital maps, night vision systems, forward-looking infra-red (FLIR) systems, laser range finders and designators, airborne C4I systems, cockpit instruments, stabilized line-of-sight payloads, aerial reconnaissance systems, store management systems, digital video recording systems and virtual training aids. Elbit Systems acts as the upgrade integrator, and supplies systems and products, for airborne platforms including:

•

fixed wing aircraft such as the F-4, F-5, F-15, F-16, F-18, T-38, T-45, MiG-21, SU-25, SU-30, C-130, A-4, A-10, Mirage, Kfir, AL-X, AM-X, IAR-99, AT-63 Pampa, Beachcraft and Gulfstream-V; and

•

helicopters such as the CH-47, CH-53, Cobra, Puma, Super Puma, OH-58 Kiowa Warrior, AH-64 Apache, RAH-66 Comanche, H-60 Black Hawk, S-70 Black Hawk, Linx, EC225 and EC725 and the V-22 Osprey tilt rotorcraft.

Helmet Mounted Systems. Elbit Systems designs and supplies advanced helmet mounted systems for fighter aircraft and helicopter pilots and ground vehicles. These include tracking and display systems for target designation, weapon and sensor slaving and processing and display of tactical information for pilots, both for day and night flying. Its helmet mounted systems are supplied as part of its upgrade programs as well as on a stand-alone basis.

UAV Integrated Systems. Elbit Systems designs and supplies integrated UAV systems. Through its Silver Arrow subsidiary, Elbit Systems designs and manufactures a variety of UAV platforms, including the Hermes family of UAVs. Elbit Systems also designs and supplies C4I ground stations systems for UAVs.

Tactical and Security Systems. Elbit Systems designs, manufactures and integrates a range of tactical and security systems and products for airborne naval and homeland security applications. These include laser and infrared seeker kits for guided munitions, naval electro-optic observation systems, naval tactical trainers, submarine electronic warfare systems, shipboard decoy countermeasure launching systems, naval combat management systems, maritime and coastal control systems, facility perimeter security products, electronic fences and electro-optic warning systems for defense, police, border control and homeland security uses.

Ground C4I and Battlefield Systems. Elbit Systems designs, manufactures and integrates C4I and battlefield systems for ground forces and battlefield management applications. These include artillery command and control systems, day-night observation systems, C4I battlefield management systems for headquarters command and for low-echelon armored formations, tactical communications systems, and tactical ground reconnaissance systems. Elbit Systems also designs and manufactures governmental information technology systems and integrated intelligence gathering systems for border control, crime prevention and other governmental applications.

Combat Vehicle Programs and Systems. Elbit Systems upgrades and modernizes tanks and other combat vehicles both as a prime contractor and as a systems supplier to leading platform manufacturers. Its combat vehicle systems include fire control systems, electric gun and turret drive systems, command and control systems, FLIRs, sights, lasers, laser warning systems, displays, life support systems and hydraulic systems for tanks, personnel carriers and other combat vehicles. Elbit Systems also supplies training systems for tanks and fighting vehicles. Tank and combat fighting vehicle programs containing its systems and products include the Merkava, M1 Abrams, Centurion, Patton, Paladin, M-60, T-55, T-72, Bradley A-3, MLRS, AMX-30, SK-105, ULAN and LAV.

Electro-Optic and Countermeasures Systems. Through El-Op, Elbit Systems wholly-owned subsidiary, Elbit Systems designs and manufactures a full range of electro-optics sensors and systems for space, air, land and sea applications. The range of electro-optics products includes space cameras and specialized sensors, airborne reconnaissance and observation systems, FLIRs for ground, naval and airborne applications, laser designators based on diode pumped technology used in manned and unmanned airborne vehicles and ground and naval platforms, including products for detection, identification and intelligence gathering as well as for ground vehicle upgrades. El-Op’s ISR related business activities – space cameras, airborne reconnaissance and observation and surveillance – share a broad infrastructure of technologies that provide image intelligence, long range observation solutions for space, air, sea and ground based sources. In the space area, El-Op also maintains in-house Israel’s national space electro-optics infrastructure and is currently a principal subcontractor for the Israeli Ofek satellites. In addition, El-Op supplies dedicated satellite payloads for space research and advanced multi-spectral and high resolution pan-chromatic cameras for commercial satellites.

Technology Spin-Offs. Elbit Systems is engaged in spin-offs of its defense technologies to commercial applications. Its spin-off activities to date are in the areas of medical equipment, optical communications, commercial satellites and satellite communication for commercial aircraft.

Governmental Regulation

Government Contracting Regulations. Elbit Systems operates under laws, regulations and administrative rules governing defense contracts, mainly in Israel and the United States. Some of these carry major penalty provisions for non-compliance, including disqualification from participating in future contracts. In addition, its participation in governmental procurement processes in Israel, the United States and other countries is subject to specific regulations governing the conduct of the procurement process.

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of Elbit Systems’ systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as those of Elbit Systems, as long as the export is consistent with Israeli Government policy. A permit is required for an export and must be obtained to initiate a sales proposal. Elbit Systems also must receive a specific export license for any hardware eventually exported. In 2002, approximately 50% of Elbit Systems’ revenue was derived from exports subject to Israeli export regulations.

U.S. and Other Export Regulations. The export of defense products, military technical data and technical services by Elbit Systems’ U.S. subsidiary, EFW Inc. (EFW) (and EFW’s subsidiaries) to Israel and other countries is subject to applicable approvals of the U.S. Government. Such approvals are typically in the form of an export license or a technical assistance agreement (TAA). Other U.S. companies wishing to export defense products or military related services and technology to Elbit Systems’ Israeli entities are also required to obtain such licenses and TAAs. An application for an export license, or a TAA, requires disclosure of the intended sales of the product and the use of the technology. The U.S. Government may deny the export license or TAA if it determines that a transaction is contrary to U.S. policy or national security. Other governments’ export regulations also affect Elbit Systems’ business from time to time, particularly with respect to end user restrictions of Elbit Systems’ suppliers’ governments. Recently, some European governments have indicated the possibility of limiting defense exports to Israel.

“Buy American” Laws. The U.S. “Buy American” laws impose price differentials or prohibitions on procurement of products purchased under U.S. Government programs. The price differentials or prohibitions apply to products that are not made in the United States or that do not contain U.S. components making up at least 50% of the total cost of all components in the product. However, a Memorandum of Agreement between the United States and Israeli Governments waives the Buy American laws for specified products, including almost all the products currently sold in the United States by Elbit Systems, El-Op and Elbit Systems other Israeli subsidiaries.

Foreign Military Funding (FMF). EFW and its subsidiaries participate in United States FMF programs. These programs require countries, including Israel, receiving military aid from the United States to use the funds to purchase products containing mainly U.S. origin components. In most cases, subcontracting under FMF contracts to non-U.S. entities is not permitted. As a consequence, EFW and its subsidiaries generally either perform FMF contracts themselves or subcontract with U.S. suppliers.

Antitrust Laws. Antitrust laws and regulations in Israel, the United States and other countries often require governmental approvals for transactions that are considered to limit competition. Such transactions may include cooperative agreements for specific programs or areas, as well as mergers and acquisitions.

Buy-Back

As part of their standard contractual requirements for defense programs, several of Elbit Systems’ customers include “buy-back” provisions. These provisions are typically best efforts obligations to make, or to facilitate third parties to make, specified transactions in the customer’s country. Such transactions may include the purchase of local goods and services; cooperative ventures with, or investment in, local entities; and transfers of equipment, infrastructure or know-how for the benefit of local parties. In most cases, the buy-back transactions are to be fulfilled over a multi-year period that extends after completion of deliveries under the contract.

Elbit Systems is required to make or facilitate local purchases or goods and services only if the local suppliers can meet the commercial and technical competitive terms of the specific procurement. Thus, the local industry must be able to meet the price of other international suppliers for the procurement in question as well as to meet the required delivery schedule and technical specifications. Typically, if the local supplier is unable to meet such conditions following the award of a purchase order, the buy-back credit is nonetheless granted. To date, Elbit Systems has not encountered significant difficulties in identifying qualified local suppliers and placing purchase orders.

Elbit Systems typically has the right to apply multiplier factors in calculating the amount of buy-back credit recognized, and certain types of investments and transactions receive buy-back credit of up to five or more times the value of the specific transaction. Therefore, even if the buy-back provisions apply in an aggregate amount of up to 100% of the price of the contract with its customer, the actual effective buy-back obligation amount is significantly less due to the application of the multiplier factors.

Although failure to meet a best efforts buy-back obligation may limit Elbit Systems’ ability to be awarded future business from the applicable customer, buy-back generally is not linked to delivery payments or subject to specific contractual monetary penalties. The buy-back activities are a normal part of doing business in the defense industry with these customers. Over the number of years that Elbit Systems has been performing buy-back activities, Elbit Systems has not experienced significant difficulties in meeting its buy-back obligations, and therefore these buy-back activities are not believed to represent a material financial risk to Elbit Systems’ operations. Elbit Systems’ maximum aggregate buy-back undertakings as of December 31, 2002 were approximately $715 million, to be fulfilled over an eleven-year period.

Financing Terms

Types of Financing. There are several types of financing terms applicable to Elbit Systems’ defense contracts. In some cases, Elbit Systems receives progress payments according to a percentage of the cost incurred in performing the contract. Sometimes Elbit Systems receives advances from the customer at the beginning of the project and also receives milestone payments for achievement of specific milestones. In some programs, Elbit Systems extends credit to the customer, sometimes based on receipt of guarantees or other security. In other situations work is performed before receipt of the payment, which means that Elbit Systems finances all or part of the project’s costs. Occasionally, Elbit Systems assists in arranging third party financing for its customers. Financing arrangements may extend beyond the term of the contract’s performance. When Elbit Systems believes it is necessary, it seeks to protect all or part of its financial exposure by letters of credit, insurance or other measures, although in some cases such measures may not be available.

Advance Payment Guarantees. In some cases where Elbit Systems receives advances prior to incurring contract costs or making deliveries, the customer may require guarantees against advances paid. These guarantees are issued either by financial institutions or by Elbit Systems. Elbit Systems has received substantial advances from customers under some of its contracts. If a contract is canceled for default and there has been an advance or progress payment, Elbit Systems may be required to return payments to the customer as provided in the specific guarantee. As part of the guarantees, Elbit Systems provides to receive progress payments or advance payments, some of its customers require it to transfer to them title in inventory acquired with such payments. In addition, Elbit Systems receives payments for some of its projects in currencies other than U.S. dollars. In such cases, Elbit Systems sometimes elects to adopt measures to reduce the risk of exchange rate fluctuations. As of December 31, 2002, the balance of customer advances that were covered by guarantees amounted to approximately $192 million. While Elbit Systems attempts to obtain appropriate insurance regarding such guarantees, Elbit Systems sometimes is unable to fully insure all risks.

Performance Guarantees. A number of projects require Elbit Systems to provide performance guarantees in an amount equal to a percentage of the contract price. Some of its contracts contain clauses that impose penalties or reduce the amount payable to it if there is a delay or failure in completion of a phase of work, including in some cases during the warranty period.

Financial Risks Relating to Projects. The nature of Elbit Systems’ projects and contracts creates some potential financial risks, including risks relating to dependence on governmental budgets, fixed price contracts for development effort, schedule extensions beyond Elbit Systems’ control, termination for the customer’s convenience, potential for monetary penalties for late deliveries and liability for subcontractors.

Audit Regulations. The IMOD audits Elbit Systems’ books and records relating to its contracts with Elbit Systems. Elbit Systems books and records and other aspects of projects related to U.S. defense contracts are subject to audit by the U.S. Defense Contract Audit Agency. Such audits review compliance with applicable government contracting cost accounting and other applicable standards. Some other customers obtain similar rights under specific contract provisions.

Intellectual Property

Patents, Trademarks and Trade Secrets. Elbit Systems holds more than 250 patents in Israel, the United States and other countries relating to approximately 100 different inventions. El-Op alone holds approximately 150 patents on some 70 different products or applications. Elbit Systems’ technology spin-off companies often rely in part on Elbit Systems’ patented technology. In a few cases, Elbit Systems holds trademarks relating to specific products. A significant part of Elbit Systems’ intellectual property assets relates to unique applications of advanced software-based technologies, development process and production technologies. These applications are often not easily patentable, but are considered as Elbit Systems’ trade secrets and proprietary information. Elbit Systems takes a number of measures to guard its intellectual property against infringement as well as to avoid infringement of other parties’ intellectual property.

Government Rights in Data. The Israeli Government usually retains specific rights to technologies and inventions resulting from Elbit Systems’ performance under Israeli Government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be Elbit Systems’ competitors. Consistent with common practice in the defense industry, approximately 30% of Elbit Systems’ revenues in 2002 were dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli Government funds research and development, it usually acquires rights to data and title to inventions. Elbit Systems often may retain a non-exclusive license for such inventions. The Israeli Government usually is entitled to receive royalties on export sales to the extent that such sales result from government financed development. However, if only the end product is purchased, Elbit Systems normally retains the principal rights to the technology. Sales of Elbit Systems’ products to the U.S. Government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, Elbit Systems attempts to maintain its intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

Licensing. In the relatively few cases where Elbit Systems manufactures under license, the licensor typically is entitled to royalties or other types of compensation. However, EFW’s acquisition in 2000 of the display and orientation product business of Honeywell included an exclusive, royalty free license to use the applicable technology for defense applications. Occasionally, Elbit Systems licenses parts of its intellectual property to customers as part of the requirements of a particular contract. Elbit Systems also sometimes licenses technology to other companies for specific purposes or markets. Elbit Systems’ technology spin-offs typically receive licenses to use relevant parts of Elbit Systems’ intellectual property for their designated business purposes.

Research and Development

Elbit Systems invests in research and development (R&D) according to a long-term plan based on estimated market needs. Elbit Systems’ R&D efforts focus on anticipating operational needs of its customers, achieving reduced time to market and increasing affordability. Elbit Systems emphasizes improving existing systems and products and developing new ones using emerging or existing technologies. Elbit Systems performs R&D projects to produce new systems for the IMOD and other customers. These products give Elbit Systems the opportunity to develop and test emerging technologies. Elbit Systems developed new tools for fast prototyping for both the design and development process. This permits the operational team members to effectively specify requirements and to automatically transfer them into software code. Examples of Elbit Systems’ ongoing defense-related R&D projects include those for night operation capabilities, laser systems, display systems, helmet mounted systems, C4I systems, electric tank turret drive systems and homeland security systems. Elbit Systems also performs R&D in the area of commercial aviation and through its technology spin-offs. Elbit Systems employs more than 1,600 software and hardware development and systems engineers engaged in advance programs for airborne, ground and naval defense, homeland security and space applications. Approximately 60% of Elbit Systems’ total workforce is engaged in research, development and engineering.

3.

Communications

Our activities in the field of communications consist of our holdings in the following companies:

•

Partner Communications Company Ltd., in which we hold, through Elbit Ltd., approximately 10.2% of the outstanding shares as of June 2, 2003;

•

NetVision Ltd., mainly an Internet service provider, in which we hold 50% of the outstanding voting shares which represents approximately 45.7% of all of NetVision’s outstanding shares;

•

Kidum Elron IT Ltd., in which we hold approximately 28.6% of the outstanding shares;

•

Wavion, Inc., in which we hold approximately 51.8% of the outstanding shares;

•

Witcom Ltd., in which we beneficially own approximately 32.9% of the outstanding shares or approximately 20.2% representing our direct holding and our share in the holding of RDC;

•

Pulsicom Israel Technologies Ltd., in which we hold 17% of the outstanding shares; and

•

CellAct Ltd., in which we hold 45% of the outstanding shares.

Partner Communications Company Ltd.

Partner is a publicly traded, Israel-based company. Its shares are traded on the Nasdaq National Market under the symbol “PTNR”, on the London Stock Exchange under the symbol “PCCD” and on the Tel Aviv Stock Exchange. Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel and one of four cellular service providers in Israel. We indirectly hold approximately 10.2% of Partner’s share capital through Elbit, as of June 2, 2003.

Elbit founded Partner in 1997 by forming a consortium of Israeli and foreign companies and successfully leading the consortium in the license auction held by the Minister of Communications to operate a GSM cellular network.

The structure and percentage of Elbit’s ownership interest in Partner were specifically dictated by the Ministry of Communications in order to prevent our controlling shareholder, DIC and its affiliates (which have a significant influence over Cellcom, another cellular operator in Israel) from having a significant influence over Partner. Consequently, Elbit had to waive veto rights that had previously been granted to it. Elbit further undertook not to enter into any agreement, or make any arrangement or other understanding with regard to budget approval and business plan approval, by which other veto rights would be exercised for Elbit’s benefit. In addition, Elbit was prevented from appointing more than two of Partner’s board members, which as of December 31, 2002 comprised 17 members. As part of the grant of the license to Partner to operate a cellular network in Israel, the Israeli Ministry of Communications imposed limitations on the disclosure of information concerning Partner to DIC and some of its affiliates. Pursuant to our merger with Elbit, the Ministry of Communications required all our officers and employees to sign non-disclosure undertakings regarding the transfer of information relating to Partner. These requirements have been complied with. In the event that those future requirements are not met at any time in the future, the Israeli Ministry of Communications is entitled to require Elbit to reduce its beneficial ownership in Partner to below 5%.

In March 1998, Partner signed a mandate letter with a consortium of leading international and Israeli banks for non-recourse financing in the amount of up to $650.0 million. The line of credit under the facility is secured by a pledge of shares held by us and the other original shareholders of Partner, each pro rata to its respective holdings at that time. We have pledged approximately 15.9 million of our shares of Partner representing, as of June 2, 2003, approximately 85% of our total holdings of Partner in favor of the consortium of banks. As of December 31, 2002, the amount of the facility was $710.0 million of which $519.0 million was outstanding.

Partner uses radio spectrum over which its network operates. The Israeli government owns the spectrum and grants licenses to use the spectrum to certain mobile network operators. In an auction process completed on December 18, 2001, the Israeli Ministry of Communications awarded Partner the two bands of spectrum for which Partner had submitted bids: one band of GSM 1800 spectrum and one band of UMTS third generation spectrum. Cellcom was also awarded a band of GSM 1800 spectrum in the auction. Cellcom commenced providing GSM 1800 services in the second half of 2002. As a result of the allocation to existing operators of additional spectrum that is suitable for provisioning of GSM mobile telephone service, Partner is no longer the sole GSM operator in Israel. According to publicly available information, Cellcom and Pelephone were also each awarded one band of UMTS third generation spectrum in the auction.

Partner’s principal business is the provision of mobile telephone services in Israel. In addition to its standard and enhanced GSM services, including international dialing and roaming, Partner offers its customers value added services, including voice mail, short message services, intelligent network services, content based on our mobile portal, data and fax transmission and other services. Partner’s products and services are marketed under the Orange Brand pursuant to a license agreement with Orange International Developments Limited, a subsidiary of Orange plc.

Partner distributes its services primarily through direct sales through Partner-owned sales centers and business sales representatives; and indirect sales through traditional networks of specialist dealers and non-traditional networks of retail chains and stores, which account for a majority of Partner’s sales.

Partner also offers 24-hour, seven days a week customer service, as well as handset repair and replacement services, to subscribers who acquire these services.

Partner is subject to extensive regulation related to the spectrum and its ability to operate mobile telephone service in Israel. The Israeli Ministry of Communications controls the granting of licenses to operate mobile telephone service in Israel. It has granted licenses to several companies to operate such mobile networks, and may grant additional licenses in the future.

Additionally, Partner must erect antennae that carry its network transmissions in order to maintain the coverage of the Israeli population required in its license agreement with the Ministry. These antennae must comply with local, regional and national regulations.

Partner is also dependent on a number of licenses and agreements with private companies to operate its mobile telephone network and Partner maintains contracts with a number of dealers through which its products are sold and has contracts with Nokia and Ericsson to provide it with equipment to run its network. Such equipment is available only through a limited number of suppliers. Partner also leases a substantial number of lines for its transmission network from Bezeq. Finally, Partner maintains agreements with several mobile telephone network operators in foreign countries through which it provides its customers with international service.

As of December 31, 2002, Partner had accumulated about 1,837,000 subscribers, an increase of approximately 379,000 subscribers during 2002. Resulting from the increased number of subscribers, according its internal statistics, Partner believes that its market share rose to approximately 29% of the Israeli cellular market, from 27% in 2001.

Partner’s revenues were $855.9 million 2002, $685.9 million in 2001 and $444.2 million in 2000 based on the shekel-dollar rate of exchange as of December 31, 2002 of NIS 4.737.

NetVision Ltd.

NetVision Ltd. is a privately-held, Israel-based company. NetVision is one of the largest Internet service and solutions providers in Israel, as well as a developer of Internet solutions. NetVision’s total revenues were $56.4 million in 2002, $58.9 million in 2001 and $48.5 million in 2000. NetVision’s services utilize advanced technologies, including:

•

high-speed modem dial-up (including integrated services digital network, or ISDN, asymmetric digital subscriber line, or ADSL, and cable),

•

dedicated lines (using fiber, frame relay and asynchronous transfer mode, or ATM),

•

communication servers (mail, web, proxy),

•

data security installations and maintenance,

•

private networks for multi-national corporations, commercial Web servers and application hosting, and

•

custom on-line services.

NetVision’s wholly-owned subsidiary, NetVision Internet Applications Ltd., provides software for e-commerce and Internet systems and Broadnet, which NetVision jointly owns with John Bryce Products, is the Israeli representative of Broadvision, which specializes in one-to-one e-business marketing solutions.

NetVision’s market is extremely competitive especially in the broadband Internet market in which NetVision has invested substantial resources in order to incease the number of its broadband Internet subscribers. Netvision has approximately 340,000 subscribers as of December 31, 2002, representing, according to NetVision’s internal statistics, a general market share of approximately 30%. NetVision holds approximately 25% of the broadband Internet market according to Netvision’s internal statistics. The intense competition in the broadband

Internet market and the consequent reduction in prices negatively affected NetVision’s results of operations in 2002.

In July 1999, NetVision launched the Nana portal, which provides a variety of content and e-commerce services such as auctions, shopping and advertising. Nana’s index and search applications can be operated in Hebrew, English, Russian and Arabic. NetVision has been involved in e-commerce activity since 1998, through Netaction, NetVision’s auction site.

NetVision’s marketing and distribution channels include major systems integration houses as well as software and hardware resellers. NetVision provides field support and on-site assistance as well as phone and web-based support. Technical support is provided free of charge to all customers by NetVision’s technical call center, 24 hours a day, seven days a week.

NetVision is dependent on the communication services provided by Bezeq Telecommunications Company Ltd., the government owned telecommunications operator which is regarded as a monopoly for domestic telecommunications in Israel. NetVision is also dependent on maintaining its operating license granted by the Israeli Ministry of Communications. If NetVision loses its license, it will not be permitted to operate. As to international telecommunication services provided by Bezeq, there are alternative providers.

The other substantial shareholder of NetVision is Tevel International Communications Ltd or, Tevel, which is under joint control of DIC. Mr. Ami Erel, our Chairman, also serves Chairman of Tevel. Tevel has obtained a stay of proceedings in Israel under the Israel Companies Law, and is currently managed by a trustee appointed by an Israeli court as a result of an act of insolvency. The trustee operates under the supervision of the court. As part of the recovery and settlement plan filed by Tevel’s trustee with the court, there is a proposal to sell all of Tevel’s shares in NetVision. If and when the recovery plan is approved and confirmed, the trustee is expected to offer Tevel’s shares in NetVision for sale. Such sale is subject to our priority right to purchase Tevel’s shares in NetVision, alternatively, our right to sell our shares in NetVision in the sale of Tevel’s shares in NetVision to a third party.

Kidum Elron IT Ltd.

Kidum Elron IT Ltd., or KIT, is a privately held Israeli corporation with a wholly-owned Dutch subsidiary that offers online academic programs for professionals in business administration and information technology, in cooperation with the University of Liverpool in England. Currently, KIT is serving professionals from more than 70 countries but mostly from the U.K., Netherlands, Germany, North America, Singapore and China.

KIT’s total revenues were $2.6 million in 2002 and $1.0 million in 2001, having commenced generating revenues in 2001. KIT has a five-year agreement to provide online academic programs with the University of Liverpool that expires in 2005. As a result, KIT is required to comply with the quality assurance standards imposed by the Higher Education Agencies in Britain.

Wavion, Inc.

Wavion is a Delaware corporation with research and development facilities in Israel. Wavion commenced development of its products in the second quarter of 2000. Wavion develops broadband wireless systems for the residential, small office/home office and enterprises markets. The company is developing a high performance base-station that support data applications over Internet Protocol (IP), with a migration path for voice and video. The company is currently focusing on the development of “smart antenna” technology to enhance the performance of wireless systems and expects to commence product sales in 2004.

In May 2003, Wavion completed a financing round led by Sequoia Seed Capital, raising $6 million out of which we invested $2 million. Following the financing, we hold approximately 51.8% of the outstanding shares of Wavion.

Witcom Ltd.

Witcom Ltd. is an Israeli company that designs, develops and manufactures radio-based point-to-point digital networking solutions for different bandwidth and frequencies for the worldwide telecommunications, data communications, and Internet access markets. Witcom currently offers the Witlink-2000, a product that supports the capacity range from low to medium (50 Megabytes per second) in various frequencies. Witcom is currently developing an ultra high capacity product.

Witcom generated revenues in the amount of $5.0 million in 2002, $4.4 million in 2001 and $0.5 million in 2000. Witcom’s products require regulatory approvals from the United States Federal Communications Commission and similar regulatory agencies in other countries.

Pulsicom Israel Technologies Ltd.

Pulsicom Israel Technologies Ltd. commenced operations in March 2001. It develops high accuracy real time locating and tracking systems for confined spaces. Such systems can be operated alone or can complement closed-circuit television systems and bar code systems. Pulsicom’s technology employs short-pulse technologies, including very-and ultra-wideband and sophisticated position-determination algorithms, and combines high performance with simple installation and affordable prices. Potential applications include logistics, hospitals and retail stores, enhancing efficiency, safety and security.

Pulsicom is an early stage development company, which has not yet completed its commercial product development and does not expect to commence generating revenues from sales before 2004. In order to generate revenues, Pulsicom has commenced selling development services to different customers. Pulsicom has limited resources and its continued operations depend on its ability to raise additional capital. There is no assurance that Pulsicom will be successful in its efforts to raise additional capital.

Cellact Ltd.

Cellact Ltd. is an Israeli provider of two-way cellular data messaging platforms. Cellact’s flagship product, Nimbus, provides the enterprise with a comprehensive solution for generating, managing and operating cellular data messaging applications. Nimbus was first commercially released in July 2001.Cellact’s customers are mobile operators and financial institutions. Cellact is now focusing on marketing its product in Western Europe and Israel. To date, Cellact has not generated significant revenues.

Cellact has limited resources and its continued operations are largely dependent upon its ability to generate sufficient revenues or raise additional capital to finance its continued operations and there is no assurance that Cellact will be able to do so.

4.

Software Products and Services

We conduct our activities in the field of software products and services in the following businesses:

•

MediaGate N.V., in which we hold approximately 69.1% of the outstanding shares;

•

Ingenio, in which we beneficially own, through DEP and RDC, approximately 33.1% of the outstanding shares, or 21.1%, representing our direct holding and our share in the holding of RDC.

MediaGate

Mediagate develops and markets iPost® next generation voicemail and advanced messaging platform, a carrier-class, IP-based, email - centricVoicemail and Advanced Messaging solution. iPost® provides service providers with revenue generating basic and advanced messaging capabilities on one standards based platform. MediaGate markets its products mainly to mobile network operators and to Internet Service Providers (ISPs).

MediaGate’s total revenues were $2.6 million in 2002, $0.7 million in 2001 and $0.9 million in 2000.

MediaGate’s revenues and operating results have been and will continue to be affected by the slowdown in the telecommunications market as well as by the competition from more established companies in the market with larger resources. Due to increased competition, during the first half of 2003, MediaGate’s results of operations severely deteriorated. MediaGate’s continued operations are largely dependent upon financial support of its shareholders. Currently, there is no commitment by MediaGate’s shareholders to finance MediaGate’s continued operations and there is no assurance that MediaGate will be able to generate sufficient revenues to enable it to continue its operations.

Ingeneo Ltd.

Ingeneo is an early stage company which did not generate significant revenues through 2002. Ingeneo develops customer relationship management solutions that enable organizations to turn inbound customer service contacts into business opportunities by delivering customer-centric marketing to the inbound customer.

Ingeneo’s continued operations are largely dependent upon financial support of its shareholders. There is no assurance that Ingenio will be able to raise capital from its shareholders or any other party or generate sufficient revenues to enable it to finance its operations.

5.

Semi-Conductors

Our activities in the field of semi-conductors consist of our holdings in the following companies:

•

Chip Express Corporation, in which we hold approximately 33.5% of the outstanding shares;

•

Oren Semiconductor, Inc., in which we hold approximately 17.3% of the outstanding shares;

•

3DV Systems Ltd., in which we beneficially own approximately 47.7% of the outstanding shares, or approximately 24.8%, representing our direct holding and our share in the holding of RDC; and

•

Semiconductor Engineering Laboratories Ltd. (SELA), in which we beneficially own approximately 49.5% of the outstanding shares, or approximately 24.8%, representing our direct holding and our share in the holding of RDC.

Chip Express Corporation

Chip Express Corporation is a manufacturer of late stage programmable gate array Application Specific Integrated Circuits, or ASICs. The company’s innovative, patented technology consolidates wafer manufacture tooling, reduces time-to-market and minimizes the cost of initial production. Headquartered in Santa Clara, California, Chip Express was founded in 1989. Chip Express’ total revenues were $16.5 million in 2002, $29.8 million in 2001 and $39.0 million in 2000. In 2002 and during the first half of 2003, Chip Express was and continues to be affected by the slowdown in the semiconductor industry as a result of which its revenues decreased and losses increased during such periods.

Chip Express’ modular array solution specifically addresses applications with low-to-medium production volumes. Along with standard cell ASIC vendors, Chip Express primarily addresses the hard-wired ASIC market serving a wide variety of end markets, including automotive, computer, consumer, industrial and communications markets. Chip Express depends upon third-party manufacturers to manufacture its products. Chip Express uses a wide range of parts and raw materials in the production of its semi-conductors, including silicon wafers, processing chemicals and electronic and mechanical components. Chip Express generally does not have guaranteed supply arrangements with its suppliers and does not maintain an extensive inventory of parts and materials for manufacturing.

Chip Express’ patented modular array technology is protected by four core patents on its basic architecture, special logic cell and metal configurable memory. In addition, Chip Express has internally developed routing software and metal programmable input/output cells to take advantage of its proprietary technology.

Oren Semiconductor, Inc.

Oren Semiconductor, a privately held Delaware corporation, designs and markets integrated circuits for digital television reception. In particular, Oren designs and markets products that enable reception of rich digital media by consumer appliances, such as digital set-top boxes, digital televisions and personal computers. Oren has developed patented digital signal processing architecture that allows its products to handle the complexities of receiving radio frequency transmissions together with flexibility and programmability. This core technology enables the offering of digital television receiver integrated circuits that combine all the necessary front-end receiver functions to reproduce the digital data transmitted through the air, or by satellite or cable with the support of multiple transmission standards. Oren also has a product that eliminates ghosts generated by reflections from buildings, mountains and trees when receiving analog broadcasting using television equipment. Oren’s total revenues were $2.0 million in 2002, $2.5 million in 2001, and $5.6 million in 2000.

3DV Systems Ltd.

3DV Systems Ltd. designs and develops three dimensional image sensors chip sets that generates both color and depth information, for each object captured by the camera, in real time. The technology may be used in variety of applications such as the gaming and automotive markets.

3DV is a development-stage company without any revenues and with limited resources at its disposal. Currently 3DV is experiencing difficulties in raising capital to continue its operations. 3DV’s continued operations are largely dependent upon financial support of its shareholders. There is no assurance that 3DV will be able to raise capital from its shareholders or any other party to enable it to continue its operations.

Semiconductor Engineering Laboratories Ltd. (SELA)

SELA develops and manufactures yield enhancing and automation equipment for the semiconductor and optical component industries. SELA is dedicated to the development and marketing of solutions for failure analysis and process monitoring in the semiconductor industry. SELA’s automated sample preparation systems are used primarily by semiconductor manufacturers to prepare samples for scanning electron microscopy and transmission electron microscopy. SELA’s revenues amounted to $3.5 million in 2002, $3.5 million in 2001 and $7.0 million in 2000.

6.

Amorphous Metals

Our activities in the field of amorphous metals consist of our holding in A.M.T Advanced Metal Technologies Ltd., or AMT, in which we hold approximately 28% of the outstanding shares on an as converted basis.

A.M.T. Advanced Metal Technologies Ltd.

AMT, while operating through its group companies, develops, markets and licenses technologies for amorphous and nano-crystalline advance materials, as methods and a solution for a wide range of commercial applications. Amorphous materials exhibit magnetic, electrical, mechanical and chemical properties that enable the enhancement of existing products and applications, as well as the introduction of new products and solutions for various industrial and high-tech applications and markets. AMT operates in four fields: heating, sensoring (authentication and anti-shop lifting), micro wires and electronic elements. AMT’s current main focus is in the field of heating through A.H.T. Advanced Heating Technology Ltd., or AHT, and in the sensoring field (authentication and anti-shop lifting) through A.C.S Advanced Coding Systems Ltd., or ACS.

A.H.T. Advanced Heating Technology Ltd.

AHT, in which AMT holds 72% of its outstanding shares, is engaged in the development and production of heating applications based on amorphous materials. AHT holds a global patent on using amorphous metals for heating products. AHT has developed a variety of innovative heating products for domestic, under-floor, agricultural and pipe heating markets. AHT’s heating element enables the heating of very large surface areas at lower temperatures using less electricity and therefore at a lower cost and presents competitive advantages over other heating alternatives. AHT competes in two principal markets: under floor heating and outdoor heating.

During 2001 and 2002, AHT’s revenues were not significant.

A.C.S Advanced Coding Systems Ltd.

ACS, in which AMT holds directly and indirectly 58% of the outstanding shares, develops, markets and sells products using amorphous material for brand protection against counterfeiting and theft and electronic article surveillance tags for anti-shoplifting. Pitkit Printing Enterprises Ltd., an Israeli public company is invested in ACS through an affiliate and has a strategic relationship with ACS. ACS competes in the electronic article surveillance tags and authentication tags markets.

During 2001 and 2002, ACS’s revenues were not significant.

The continued operations of AMT’s group companies are largely dependent upon their ability to generate sufficient revenues or raise additional capital to finance their continued operations.

Property, plant and equipment

Our corporate headquarters and executive offices are located in Tel-Aviv, Israel. These offices, which measure approximately 3186 square feet, are leased at an annual rent, including management fees, of approximately $0.3 million.

We believe that the above facilities are adequate for our operations as currently conducted. In the event that additional facilities are required, we believe that we could obtain such additional facilities at commercially reasonable prices.

In addition, we have contractual rights to long-term leases in property located in Karmiel, in northern Israel, totaling approximately 15,760 square meters, consisting of building facilities. These premises are currently leased to Elbit Systems. (See “Item 7 – Related Party Transactions”.)

Organizational Structure

Discount Investment Corporation, or DIC, an Israeli company holds approximately 38.5% of our total outstanding shares. For additional information about DIC, please see “Major Shareholders” in Item 7 below. For our holdings in our group companies, please see the discussion in this Item 4 above.

Item 5.

Operating and Financial Review and Prospects

We are a multi-national high technology operational holding company that operates through our group companies.Our activities range from complete operational control over the business of our group companies to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, minority holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of the companies’ performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies’ management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, budgetary control, market analysis, risk management, identifying joint venture opportunities, introductions to potential customers and investors, business plan preparation, strategic planning and research and development guidance.

We expect to continue to build and realize value to our shareholders from our group companies and simultaneously pursue the acquisition of, or investment in, new and existing companies. However, as we hold interests in early-stage technology companies, which invest considerable resources in research and development and marketing and which have not reached the income-producing stage, we have experienced, and expect to continue to experience, losses in respect of these companies. Therefore, our net income (or loss) in any given period is due, for the most part, to the results of operations of our group companies and dispositions and changes in our holdings of group companies.

CRITICAL ACCOUNTING POLICIES

For a description of our significant accounting policies see below Item 18. Consolidated Financial Statements - Note 2 (“Significant Accounting Policies”).

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States (“US GAAP”). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•

Principles of accounting for holdings in group companies

•

Merger accounting

•

Impairment of goodwill and other intangible assets

•

Other-than-temporary decline in investments in group companies

•

Revenue recognition

•

Accounting for income taxes

Principles of Accounting for Holdings in Group Companies

The various holdings that we have in our group companies are accounted for under several broad methods as described below. The applicable accounting method is generally determined based on our voting interest in the entity.

Consolidation. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we own or our subsidiary owns more than 50% of the outstanding voting securities, however, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our representation on the board of directors, the level of financing provided by us to the group company and any minority rights. Under the consolidation method, a company’s assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of the consolidated company.

Equity Method. Group companies which we do not control, but over whom we exercise significant influence, are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company’s voting securities, however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several factors, including, among others, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors which may require management to make certain judgmental decisions regarding significant influence. We also account for our interests in some private equity funds under the equity method of accounting, based on our holding interest. Under the equity method of accounting, a group company’s assets and liabilities are not included within our consolidated balance sheet and their results of operations are not reflected within our consolidated statements of operations; however, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our voting ownership of the group company’s securities, which may be different from the percentage of the economic ownership of the group company held by us. Notwithstanding the above, in circumstances where the Company’s ownership in an investee is in the form of a preferred security or other senior security, the Company recognizes equity method losses based on the ownership level of the particular investee security or loan held by the Company to which the equity method losses are being applied.

The effect of a group company’s net results of operations on our results of operations is the same under either the consolidation method of accounting or the equity method of accounting, as under each of these methods only our share in the net income or losses of a group company is reflected in our net results of operations in the consolidated statements of operations.

Other Methods. Group companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under three different methods:

•

Non-marketable group companies are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations.

•

Marketable group companies, which are classified as trading securities, are presented at fair market value and the changes in the market value are reflected in our results of operations during each reporting period.

•

Marketable group companies which are classified as available-for-sale are presented at fair market value and the effect of any change in market value is reflected in our comprehensive income (loss).

In accordance with APB 18, an investee that was previously accounted for other than under the equity method of accounting may become qualified for use of the equity method of accounting by an increase in the level of ownership. In such cases, the results of operations and retained earnings should be adjusted retroactively under the equity method of accounting (“step-by-step acquisition”). As a result of the DEP share purchase, our interest in Given Imaging, Galil Medical, Witcom and 3DV Systems, in which we had direct and indirect interests through RDC, increased. This enables us to exercise significant influence over these companies and in accordance with APB 18, we have restated our financial statements for all prior periods in which our investments in these companies were not recorded under the equity method of accounting. The aforementioned restatements resulted in increased net losses of approximately $2.5 million, or $0.12 per share, and by a decrease in net income of approximately $1.8 million, or $0.08 per share, for the years ended December 31, 2001 and 2000, respectively.

Notwithstanding the above, the Financial Accounting Standards Board in its Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (the interpretation) which was issued in January 2003, provides additional criteria for consolidation of entities. In general, according to the interpretation, a variable interest entity (VIE) is an entity that has (1) insufficient amount of equity for the entity to carry on its principal operations, without additional subordinated financial support from other parties, (2) a group of equity investors that do not have the ability through voting or similar rights to make decisions about the entity’s activities, or (3) a group of equity investors that do not have the obligation to absorb the entity’s losses or have the right to receive the benefits of the entity. The interpretation requires the consolidation of a VIE by the primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Presently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity.

As an operational holding company, we have investments in and loans to various companies that are engaged primarily in the fields of high technology. Most of these companies are in their early stages of development and will require substantial external investments until they can finance their activities without additional support from other parties. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors. As described above, we are currently accounting for the investments in these companies either by the consolidation, equity or cost method.

The provisions of this interpretation are to be applied commencing from July 1, 2003, to variable interests in VIEs created before February 1, 2003 and immediately to variable interests in VIEs created after January 31, 2003.

We are currently evaluating the effects of this interpretation in respect of our holding in our group companies. It is likely that some of our investees may be considered VIEs in accordance with the interpretation. Accordingly, when it is determined that we are the primary beneficiary of a VIE, we will be required to consolidate the financial statements of such a VIE with our own financial statements commencing from July 1, 2003. Our maximum exposure to loss to date does not exceed the carrying value of our investment in any of these companies.

Merger accounting

The merger with Elbit has been accounted for as an acquisition under the purchase method of accounting for business combinations. The aggregate purchase price of approximately $74.0 million consisted of 5,617,601 Elron ordinary shares valued at $12.50 per ordinary share, based on the average closing price of Elron’s ordinary shares during the period commencing from the date of the announcement of the exchange ratio and ending five days thereafter, $1.0 million of assumed options and $2.7 million of transaction and integration costs. The purchase price has been allocated to Elbit’s assets based on their estimated fair value according to an analysis made by an independent appraiser. Of the total purchase price, $55.0 million has been allocated to Elbit’s identifiable net assets and the remaining $19.0 million has been allocated to goodwill. The goodwill recorded reflects the anticipated synergies that will result from the combined entity, including anticipated reductions in operational and management costs, the creation of an enhanced platform, a more simplified and efficient organizational structure and greater resources and scope of operations, which will benefit the group companies. At the acquisition date, net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance. Subsequent to the acquisition date, Elbit recorded a tax benefit in the amount of $6.6 million and reduced its valuation allowance for the deferred tax asset in respect of its operating loss carryforwards (see also, critical accounting policies; Accounting for income taxes). Since the tax benfits recognized were in respect of an operating loss carryforward of Elbit that had accumulated through the acquisition date, we recorded the entire tax benefit as a reduction of goodwill. In accordance with U.S. GAAP, the remaining goodwill, in the amount of $12 million, will not be amortized and is reviewed annually for impairment (or more frequently if impairment indicators arise).

The share purchase of DEP’s shares has been accounted for as an acquisition under the purchase method of accounting for business combinations. The aggregate purchase price of approximately $29.5 million consisted of 2,261,843 ordinary shares of Elron valued at $13.02 per ordinary share, based on the average closing price of Elron’s ordinary shares during a period of few days before and after the announcement date. The purchase price has been allocated to DEP’s assets acquired in the amount of $41.0 million, of which includes $36.0 million are in investments accounted for under the equity method, and liabilities assumed in the amount of $11.6 million. The allocation to DEP’s assets was based on an analysis made by an independent appraiser. Of $36.0 million allocated to investments accounted for under the equity method, an aggregate amount of $16.5 million was allocated to identifiable net intangible assets of the equity investments, with a weighted average amortization period of approximately 11 years, and an aggregate amount of $6.5 million was allocated to goodwill. The amortization of the identifiable intangible assets is included as part of our share in the net losses of equity investments, except for Galil Medical, which is consolidated in our financial statements, and therefore the amortization will be included under “Amortization of intangible assets”.

Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. As mentioned above, we obtained appraisals from an independent appraiser in order to assist us in this process. While there were a number of different methods used in estimating the value of intangibles acquired, the primary method used was the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, a discount rate reflecting the risk inherent in the future cash flows and terminal growth rate. Another area which required judgement was determining the expected useful lives of the intangible assets. As we operate in an industry which is rapidly evolving and extremely competitive, the value of the intangible assets, including goodwill, is exposed to future adverse changes which can result in a charge to our results of operation.

Impairment of Goodwill and Other Intangible Assets

In 2002, Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) became effective, and as a result, commencing on January 1, 2002, goodwill is no longer being amortized. In lieu of amortization, we performed an initial impairment review of goodwill as of January 1, 2002 and will perform an annual impairment review thereafter at the level of each reporting unit. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures the impairment. During 2002, we completed our first phase impairment analysis by estimating the fair value of each reporting unit and comparing it to its reported carrying amount. To determine fair value, we have used a number of valuation methods including quoted market prices, discounted cash flows and revenue multiples. In certain cases we obtained an opinion from an independent appraiser. Based on this comparison for each reporting unit, we found no instances of impairment of our recorded goodwill. As we operate in an industry which is rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that future goodwill impairment tests will not result in a charge to our results of operation. Net goodwill amounted to approximately $21.5 million as of December 31, 2002.

Other intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of impairment, we use significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. As we operate in an industry which is rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in impairment charge to our results of operation.

Other-Than-Temporary Decline in Investments in Group Companies

At the end of each reported period, we must evaluate whether an other-than-temporary decline in value of an investment in a group company has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to our results of operations. Such a valuation is dependent upon the specific facts and circumstances. Factors that are considered by us in this determination include the financial condition and prospects of the group company, the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. As we operate in an industry which is rapidly evolving and extremely competitive, it is reasonably possible that our estimates could change in the near term and there can be no assurance that a write-down or write-off of the carrying value will not be required in the future.

Revenue Recognition

Our revenues are derived from our consolidated subsidiaries. Revenues from sales of products and services are recognized after all of the following occurs: the product is delivered, collection is probable, fees are fixed or determinable, vendor-specific objective evidence exists to allocate the total fee to elements of an arrangement and persuasive evidence of an arrangement exists. The determination whether collection is probable is judgmental in nature and based on a variety of factors, including the payment and other terms of the individual customer contract, credit history of the customer, prior dealings with specific customers, and certain other factors. Maintenance revenue is recognized on a straight-line over the term of the contract period. Reserves for estimated returns and allowances are provided at the time revenue is recognized when a right of return exists. Such reserves are recorded based upon historical rates of returns, distributor inventory levels and other factors.

Income and profit derived from projects related to software development are recognized upon the percentage of completion method, based on estimates of costs to be incurred for the total project. Under this approach, we compare the estimated cost to complete an entire project to the total revenues for the term of the contract to arrive at an estimated gross margin percentage for each project. The estimated gross margin percentage is applied to the cumulative revenue recognized on the project to arrive at cost of revenues for the period. Estimates are reviewed periodically, and the effect of any change in the estimated gross margin percentage for a project is reflected in costs of revenues in the period in which the change becomes known. Provisions for project losses are made when the loss becomes known and quantifiable. A number of internal and external factors affect our cost estimates, including labor rates, revised estimates of uncompleted work, efficiency variances, customer specifications and testing requirements changes. If any of these factors were to change, or if different assumptions are used, our results of operations may be affected.

Accounting for Income Taxes

At the end of each reported period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our judgment is largely based upon estimates and assumptions with respect to our ability to realize investments by selling holdings in our group companies, which is mainly dependent upon factors such as the condition of the securities market and other general economic conditions. As the securities markets for our group companies are highly volatile, changes in our assumptions and estimates may require us to increase the valuation allowance and therefore we may be required to include an expense within the tax provision in our statement of operations.

In 2002, we reduced our previous valuation allowance by $6.6 million to increase our deferred tax asset in respect of past losses. As mentioned above (See “Merger accounting”), the entire reduction of the valuation allowance was recorded as a reduction of goodwill. In addition, in each of 2002 and 2001, we recorded a tax benefit due to current losses in the amount of $2.9 million. As of December 31, 2002, deferred tax assets amounted to $11.3 million ($7.8 million of which is offset against deferred tax liabilities). This amount represents carry forward losses that are more likely than not to be realized in future years. Deferred tax liabilities amounted, as of December 31, 2002, to $30.2 million (which are offset by $7.8 million deferred tax assets), primarily with respect to our investment in Partner. Changes in the tax liability resulting from the changes in the value of Partner, which is accounted for as available for sale securities, are charged to comprehensive income.

RESULTS OF OPERATIONS

Basis of Presentation

Consolidation. Our consolidated financial statements include the following main subsidiaries:

Year ended December 31,

2002	2001	2000

Elron Software Elron Telesoft Elbit[1] DEP[1] RDC[1] Galil Medical[2] MediaGate[2]	Elron Software Elron Telesoft	Elron Software Elron Telesoft

1

Since May 2002, following the completion of the Elbit merger and DEP share purchase

2

Since July 2002

Equity Method. Our main group companies accounted for under the equity method of accounting included:

Year ended December 31,

2002		2001		2000

Elbit Systems Elbit[1] NetVision MediaGate[2] Chip Express DEP[1] Wavion KIT	Pulsicom AMT[4] Given Imaging[3] Galil Medical[2,3] Witcom[3] 3DV3 Cellenium[5] CellAct	Elbit Systems Elbit NetVision Chip Express DEP Wavion KIT MediaGate	Given Imaging[3] Galil Medical[3] Witcom[3] Pulsicom 3DV3	Elbit Systems Elbit NetVision Chip Express DEP Wavion KIT MediaGate	Given Imaging[3] Galil Medical[3] Witcom[3] 3DV3

1

Through May 2002, prior to the completion of the Elbit merger and DEP share purchase

2

Through July 2002

3

Restated (see “Critical Accounting Policies- Principles of Accounting for Holdings in Group Companies”)

4

Since August 2002

5

Through November 2002

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

The following tables set forth our results of operations in the reported period:

	Year ended December 31,

	2002	2001*

	(millions of $, except per share data)
Net loss	39.3	50.8
Net loss per share	1.5	2.4

* Restated (see “Critical Accounting Policies - Principles of Accounting for Holding in Group Companies”)

Our net loss in 2001 adjusted to exclude amortization expenses related to goodwill that is no longer being amortized commencing January 1, 2002 in accordance with SFAS 142 was as follows:

	Year ended December 31,

	2002	2001*

	(millions of $, except per share data)
Net loss	39.3	49.2
Net loss per share	1.50	2.33

* Restated (see “Critical Accounting Policies - Principles of Accounting for Holding in Group Companies”)

Pro forma net loss, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and in MediaGate as if these transactions had occurred at the beginning of each reporting period presented, was as follows:

	Year ended December 31,

	2002	2001

	(millions of $, except per share data)
Pro forma Net loss	52.4	90.2
Pro forma Net loss per share	1.8	3.1

The general slowdown in spending for technology products continues to affect the results of operations of our group companies, which continue to report net losses. The current economic conditions continue to limit our ability to successfully “exit” some of our group companies and to record capital gains. However, as reflected in the pro forma information, we reported a significant decrease in our pro forma net loss, primarily as a result of the following: (i) the decrease, net, of approximately $10.1 million in losses with respect to certain companies from which we divested; (ii) the decrease, net, in the operating losses of certain of our subsidiaries and the decrease in our share in the losses of our affiliated companies in the aggregate amount of approximately $20.7 million, mainly due to the restructuring plans and cost reduction programs taken by most of our group companies during 2002, which enabled these companies to reduce their losses notwithstanding the adverse economic and market conditions; and (iii) significant reduction in corporate costs of $4.0 million.

Reportable Segments

Our reportable segments are (i), the Internet products segment - Elron Software; (ii) the systems and projects segment - Elron Telesoft; and (iii) Other holdings and the corporate operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and the corporate operations, which provide strategic and operational support to our group companies.

For the reported periods, our main group companies were classified into the following segments:

	Internet product	Systems and projects	Other holdings and the corporate operations

Consolidated	Elron Software	Elron Telesoft	Elbit; DEP; RDC; Galil Medical and MediaGate; Elbit Systems;

Equity basis			NetVision; Chip Express; Wavion; KIT; Pulsicom; Given Imaging; Witcom Ltd.; 3DV; Cellenium; CellAct; and AMT

Non-marketable securities presented at cost			Oren Semiconductor

Marketable securities presented as available-for-sale			Partner Communications Company; 24/7 Real Media

Consolidated Results

The following table reflects our consolidated data by reported segments:

	Internet Products – Elron Software	Systems and Projects – Elron Telesoft	Other holdings and the corporate operations	Consolidated

	(millions of $)

	Year ended December 31, 2002

Income**	8.3	10.1	(10.7)	7.7
Costs and Expenses	16.9	15.9	17.1	49.9
Net loss	(8.6)	(5.9)	(24.8)	(39.3)

	Year ended December 31, 2001

Income**	9.1	23.6	(28.7	)*	4.0	*
Costs and Expenses	19.5	38.1	0.5		58.1	*
Net loss	(10.4)	(15.3)	(25.1	)*	(50.8	)*

*

Restated (see “Critical Accounting Policies - Principles of Accounting for Holding in Group Companies”)

**

With respect to the Other Holdings and Corporate Operations Segment, this includes net losses from equity investments.

Internet Products - Elron Software

The following table sets forth the operating results of Elron Software:

	Year ended December 31,

	2002	2001

	(millions of $)
Revenues	8.3	9.1
Cost of revenues	0.9	1.0

Gross profit	7.4	8.1
Operating expenses*	14.0	15.7
Amortization of intangible assets	1.0	1.3
Restructuring charges, net	0.6	1.0

Operating loss	(8.2)	(9.9)
Finance expenses, net	0.4	0.5

Net loss	(8.6)	(10.4)

*

Excluding amortization of intangible assets and restructuring charges, net, in the amount of $1.6 million and $2.3 million in 2002 and 2001, respectively, which are presented separately.

Revenues. Elron Software’s net revenues decreased by $0.8 million, or 9%, from $9.1 million in 2001 to $8.3 million in 2002. The decrease was primarily due to increased competition in the web access monitoring market and the continued economic slowdown, which continues to cause customers to delay or postpone purchases of IT products. The ability of Elron Software to increase its revenues in the near future is dependent upon general economic conditions and, in particular, on an increase in IT spending and whether its efforts to bring enhanced and new products to market are successful.

Cost of revenues. Elron Software’s cost of revenues was $1.0 million in 2001 and $0.9 million in 2002, representing a gross margin of 89% for both years.

The decrease in the amortization of intangible assets reflects the adoption of SFAS 142, according to which goodwill is no longer being amortized.

In response to the prolonged economic downturn, and, in particular, the slowdown in IT spending, Elron Software undertook restructuring programs in 2001 and 2002 in order to reduce expenses and improve efficiency. Restructuring charges in 2001 amounted to $1.0 million, of which $0.4 million was with respect to workforce reductions of approximately 40 employees, mainly in the sales and marketing division, and $0.6 million were facilities related expenses, including fixed asset write-offs associated with vacated facilities. Due to the continuation of the slowdown in IT spending in 2002, Elron Software implemented additional restructuring programs in 2002. Restructuring charges in 2002 amounted to $0.6 million which included primarily $0.4 million in respect of workforce reductions of approximately 28 employees, across all functions of the organization, in order to further adjust Elron Software’s operations to the current economic conditions.

Operating loss. Elron Software’s operating loss decreased by $1.7 million, or 17%, from $9.9 million in 2001 to $8.2 million in 2002. The decrease in losses was a result of a decrease in operating expenses (excluding amortization of intangible assets and restructuring charges, net) in the amount of $1.7 million, or 11%, from $15.7 million in 2001 to $14.0 million in 2002, which resulted from the restructuring and cost reduction programs implemented by Elron Software during 2001 and 2002.

Elron Software continues to incur operating losses which draws upon its financial resources. Elron Software’s ability to further decrease operating losses and reach breakeven is dependent upon its ability to increase its revenues in 2003.

Systems and Projects - Elron TeleSoft

The following table sets forth the operating results of Elron Telesoft:

	Year ended December 31,

	2002	2001

	(millions of $)
Net revenues	10.1	23.8
Cost of revenues	8.0	21.1

Gross profit	2.1	2.7
Operating expenses*	4.3	10.6
Amortization of intangible assets	0.8	2.4
Restructuring charges, net	1. 3	1.2

Operating loss	(4.3)	(11.5)
Finance expenses, net	1.5	2.8
Other expenses, net	—	0.2
Tax provision	0.1	0.8

Net loss	(5.9)	(15.3)

*

Excluding amortization of intangible and restructuring charges, net, in the amount of $2.1 million and $3.6 million in 2002 and 2001, respectively, which are presented separately.

Revenues. Elron Telesoft’s net revenues decreased by $13.7 million, or 58%, from $23.8 million in 2001 to $10.1 million in 2002. The decrease resulted in part from a $12.8 million decrease in revenues due to the sale of non-core activities of Elron TeleSoft during the second half of 2001 as part of its restructuring program to focus its operations on core areas of its business - the development and marketing of products to the telecommunications market. The balance of the decrease of $0.9 million resulted from reduced sales of products and services to the telecommunications market due to a slowdown in telecom capital expenditures as well as longer sales cycles as telecom service providers postponed purchase decisions. The ability of Elron TeleSoft to increase its revenues in the near future is dependent upon general economic conditions and, in particular, on an increase in telecom capital expenditure and whether its efforts to bring enhanced and new products to market are successful.

Cost of revenues. Cost of revenues of Elron TeleSoft in 2002 were $8.0 million, representing a gross margin of 21%, compared to $21.1 million in 2001, representing a gross margin of 11%. The increase in gross margin resulted mainly from higher efficiencies due to the restructuring program, including a reduction in the workforce which, the company undertook during 2001 and 2002.

The decrease in the amortization of other assets reflects the adoption of SFAS 142, according to which goodwill is no longer being amortized, as well as the decrease in intangible assets associated with activities sold during 2001 and 2002.

Elron Telesoft recorded restructuring charges of $1.3 million in 2002 and $1.2 million in 2001. As part of the restructuring programs, Elron TeleSoft sold in the third quarter of 2001 certain non-core activities in the e-business field to Forsoft Multimedia Solutions Ltd. in consideration for $3.4 million and in January 2002, it completed the sale of its remaining non-core activities in the government field to Elbit Systems for $5.7 million. These transactions resulted in a loss of $0.2 million in 2001 and $0.3 million in 2002. Elron TeleSoft’s restructuring charges also included $0.5 million in 2002 and $0.4 million in 2001 with respect to workforce reductions of 65 employees in 2002 and 77 employees in 2001. Facilities related expenses in 2001 amounted to $0.7 million which included $0.4 million termination cost of a facility lease. In 2002, facilities related expenses amounted to $0.5 million resulting mainly from the consolidation of excess facilities that involved the write-off of leasehold improvements in the vacated facilities.

Operating Loss. Elron Telesoft’s operating loss decreased by $7.2 million, or 63%, from $11.5 million in 2001 to $4.3 million in 2002. The decrease in losses was a result of a decrease in operating expenses (excluding amortization of intangible assets and restructuring charges) in the amount of $6.3 million, or 59%, from $10.6 million in 2001 to $4.3 million in 2002, which resulted from the restructuring and cost reduction programs implemented by Elron Telesoft which included the sale of non-core activities.

Finance expenses. Finance expenses decreased by $1.3 million, or 46%, to $1.5 million in 2002 from approximately $2.8 million in 2001. The decrease in finance expenses is primarily attributed to the decrease in interest rates. The majority of finance expenses are due to loans associated with the purchase of the main operations and net assets of Network, Communications and Computer Systems (NCC) Ltd. by Elron Telesoft in 1998.

Other Holdings and the Corporate Operations segment

Other holdings and the corporate operations segment includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and the corporate operations, which provide strategic and operational support to the group companies.

The following table sets forth this segment operating results:

	Year ended December 31,

	2002	2001*

	(millions of $)
Revenues	5.1	—
Net loss from equity investments	(21.9)	(27.2)
Gain from disposal and changes in holdings in related companies, net	6.9	3.2
Other income, net	(0.8)	(4.7)

Total Income	(10.7)	(28.7)

Cost of revenues	2.7	—
Operating expenses**	15.3	5.1
Amortization of intangible assets	0.2	—
Restructuring charges, net	0.4	—
Finance income, net	(1.5)	(4.6)

Total cost and expenses	17.1	(0.5)

Loss from continuing operations before tax benefit	(27.8)	(29.2)
Tax benefit	3.0	3.7
Minority Interest	2.8	0.4

Loss from continuing operations	(22.0)	(25.1)
Loss from discontinued operations	2.8	—

Net loss	(24.8)	(25.1)

*

Restated (see “Critical Accounting Policies - Principles of Accounting for Holding in Group Companies”)

**

Excluding amortization of intangible assets and restructuring charges, net, in the amount of $0.6 million in 2002, which are presented separately.

Income

Revenues

Net revenues of the Other Holdings and the Corporate Operations segment consisted of sales of products and services by our subsidiaries, Galil Medical and MediaGate, which were consolidated for the first time in 2002.

The following table sets the segment revenues:

	Year ended December 31,

	2002	2001

	(millions of $)
Galil Medical	3.0	—
MediaGate	2.1	—

	5.1	—

Galil Medical recorded revenues of $5.0 million in 2002 (of which $3.0 million were in the second half of 2002 and were consolidated within our consolidated revenues) compared to $2.8 million in 2001. The increase in revenues is mainly due to increased penetration in the US market. The majority of the revenues derived from sales of disposable products.

MediaGate’s revenues amounted to $2.6 million in 2002 (of which $2.1 million were in the second half of 2002 and were consolidated within our consolidated revenues) compared to $0.7 million in 2001. MediaGate develops and markets advanced messaging systems. The increase in revenues is mainly due to large projects received from mobile operators mainly in the Far East. MediaGate’s revenues and operating results have been and will continue to be affected by the slowdown in the telecommunications market as well as by competition from more established companies.

Share in net losses of affiliated companies

Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under “Basis of Presentation”). The share in net losses of affiliated companies amounted to $21.9 million in 2002 compared to $27.2 million in 2001. The decrease in our share in net losses of our affiliated companies in 2002 resulted mainly from Elbit and DEP ceasing to be equity method investments from the date of completion of the Elbit merger and the DEP share purchase, respectively. Elbit and DEP accounted for $19.1 million of equity losses in the full year of 2001 compared to $9.6 million in the period through the completion of both transactions in 2002. In addition, our share in Wavion’s losses decreased in 2002 as a result of the decrease in Wavion’s net loss.

The above decrease was partially offset mainly as a result of the increase in our share of the net losses of Galil Medical (which was accounted under the equity method through July 2002), Given Imaging, 3DV and Cellenium as a result of the merger with Elbit and the share purchase of DEP, and the increase in the losses of Chip Express.

Highlights of the Results of Operations of Our Major Affiliates:

Elbit Systems Ltd. Our share in net earnings of Elbit Systems amounted to $9.5 million in 2002 compared to $9.1 million in 2001.

The following are highlights of the results of operations of Elbit Systems:

•

Elbit Systems’ revenues increased from $764.5 million in 2001 to $827.5 million in 2002. As of December 31, 2002, Elbit Systems’ backlog of orders was $1,689 million, of which approximately 79% was scheduled to be performed in 2003 and 2004 compared to a backlog of orders of $1,566 million on December 31, 2001. The increase in Elbit Systems’ revenues in 2002 resulted mainly from the increase in sales of airborne and command, control, communication, computers, intelligence, surveillance and reconnaissance systems.

•

Elbit Systems’ operating income in 2002 was $57.8 million (7% of revenues) compared to $53.7 million in 2001 (7% of revenue).

•

Elbit Systems’ net income in 2002 was $45.1 million (5.5% of revenues) compared to a net income of $40.8 million (5.3% of revenues) in 2001. Elbit Systems’ net income in 2002 included $9.8 million non-recurring charge, before tax, in connection with Elbit Systems’ agreement to repay the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (“OCS”) an agreed amount of $10.6 million in exchange for a release by the OCS from all obligations to pay royalties in the future. The abovementioned non-recurring charge was offset by $2.8 tax adjustment as a result of the completion of tax assessments for prior years in various tax jurisdictions as well as adjustment of estimated taxes. Elbit Systems’ net income in 2001 included the effect of $9.1 million, before tax, of share price linked compensation expenses. In 2002 the expenses related to share price linked compensation were not material.

Given Imaging. Given Imaging recorded revenues of $28.9 million in 2002, compared to $4.7 million in 2001, and a gross profit of 59% of revenues, compared to 48% in 2001. 2002 represented the first full year of sales for Given Imaging following FDA clearance of its product in August 2001. Given Imaging’s net loss in 2002 was $18.3 million compared to $18.7 million in 2001.

NetVision. NetVision’s net income in 2002 amounted to $2.8 million compared to a net loss of $3.6 million in 2001. The shift from a net loss in 2001 to a net income in 2002 was primarily due to a restructuring program implemented by NetVision, which included cost reduction programs which resulted in decrease in NetVision’s operating expenses in 2002 by $8.5 million, or 14%, from $61.6 million in 2001 to $53.1 million in 2002. NetVision’s revenues decreased in 2002 by $2.5 million, or 4%, from $58.9 million in 2001 to $56.4 million in 2002 mainly due to the intensive competition in gaining broadband communication market share and due to the economic slowdown affecting business and corporate spending. At the end of 2002, NetVision has a customer base of approximately 340,000 (compared to 330,000 at the end of 2001).

NetVision expects that its revenues in 2003 will be affected by the transition of customers to broadband communication from narrow-band dial-up connections and by the increased competition which will result in lower prices.

Wavion. Wavion recorded a net profit in the second half of 2002 of $0.2 million and a net loss in the full year 2002 of $0.6 million compared to a net loss of $3.4 million for the full year 2001. In light of the downturn in the broadband wireless communications market which delayed the release of Wavion’s products, Wavion significantly reduced its research and development expenses and began to sell subcontracting services for the development of wireless sub-systems, recording revenues of $1.7 million in 2002. The increase in revenue enabled Wavion to record a net profit in the second half of 2002.

KIT. KIT’s net losses in 2002 amounted to $5.2 million compared to $3.0 million in 2001, mainly as a result of an increase of $1.3 million in marketing and sales expenses as KIT expanded its sales efforts mainly in Holland and in the United Kingdom. As a result of these efforts, KIT generated revenues of $2.6 million in 2002 compared to $1.0 million in 2001. At the end of 2002, KIT had approximately 1,000 students, mainly from Holland and United Kingdom.

Witcom. Witcom recorded revenues of $5.0 million in 2002 compared to $4.4 million in 2001. Witcom’s revenues were affected by the slowdown in the telecommunications industry. Witcom’s net loss in 2002 was $5.5 million compared to $6.9 million in 2001. The decrease in net losses resulted from a cost reduction program implemented by Witcom beginning in 2001. Witcom’s revenues and operating results have been and will continue to be affected by the slowdown in the telecommunications industry.

Pulsicom. Pulsicom commenced its operations in 2001. In 2002, its net losses amounted to $0.8 million, consisting mainly of research and development costs, compared to $1.0 million in 2001. Pulsicom is expecting to complete its first prototype and commence field tests during 2003 and therefore sales are not anticipated to commence before 2004.

Chip Express. Chip Express continued to be affected in 2002 by the slowdown in the semiconductor industry and its revenues decreased by $13.3 million, or 45%, from $29.8 million in 2001 to $16.5 million in 2002. Operating expenses in 2002 decreased by $8.4 million, or 27%, to $22.7 million from $31.1 million in 2001, mainly due to the implementation of a cost reduction program. However, due to larger decrease in revenues, Chip Express’ net losses in 2002 increased to $6.4 million compared to $1.6 million in 2001. Chip Express expects that the introduction of new products will contribute it to increase its revenues in the second half of 2003.

During 2002, Chip Express raised $16.5 million from investors of which we invested $5.0 million. Consequently, our ownership percentage in Chip Express decreased from approximately 35% to approximately 33%. The amount raised is expected to be used for research and development, to expand global marketing activities and to increase Chip Express’ sales efforts. At the end of 2002, Chip Express had $12.7 million in cash and cash equivalents.

3DV. 3DV recorded net losses of $5.1 million in 2002 compared to $7.6 million in 2001. The decrease in 3DV’s net losses was the result of restructuring and cost reduction programs. 3DV is a development stage company and its future revenues are largely dependent on the demand for three dimensional applications, such as the three-dimensional video games.

A.M.T. Advanced Metal Technology (“AMT”). Since Elron’s investment in the company in August 2002, two of AMT’s operating companies, namely A.H.T. Advanced Heating Technologies (“AHT”) and A.C.S. Advanced Coding Systems (“ACS”) started to introduce their products to the market and had recorded initial sales of few hundred thousand dollars. Both companies have built up their operating and manufacturing infrastructure and completed staffing the management positions. 2003 will be the first full year of revenues for AHT and ACS offering their products based on amorphous metals technology to the worldwide market.

Despite the decrease in our share in the net losses of our group companies, we expect that most of our group companies will continue to recognize losses in 2003, as most of them have not yet generated significant revenues. Therefore, they will continue to negatively affect our results of operations.

Results of operations of significant group companies which are accounted for other than under the equity method of accounting

In addition to companies accounted for under the equity method, we have several significant investments in companies which we account for on a cost basis or as available-for-sale and whose results do not affect our results of operations. These significant investments mainly include our holding in Partner (Nasdaq: PTNR) through Elbit, which is accounted for as available-for-sale securities, and Oren Semiconductor, which is presented at cost.

Partner. At December 31, 2002, the market value of our investment in Partner amounted to $78.6 million. In 2002, Partner reached a significant milestone, as it became a profitable company and generated free cash flow from operations for three consecutive quarters. The following are highlights of the results of operations of Partner for 2002 based on the shekel- dollar rate of exchange as of December 31, 2002 of NIS 4.737:

•

Partner’s revenues for 2002, driven primarily by subscriber growth of 26%, increased by 25% to $855.9 million from $685.9 million in 2001. Partner’s subscriber base at the end of 2002 was 1,837,000 compared to 1,458,000 at the end of 2001.

•

Partner’s operating income for 2002 increased to $112.6 million from $21.7 million in 2001, an increase of 418%. Operating income in 2002, as a percentage of revenues, reached 13% as compared to 3% in 2001.

•

Partner’s net income for 2002 was $17.8 million compared to a net loss of $64.0 million for 2001.

•

Partner has a line of credit agreement with a consortium of banks that provides for borrowings of up to $710 million. As of December 31, 2002, $519 million was outstanding under this facility. The line of credit is guaranteed by shares held by the original shareholders of Partner, pro rata to their respective holdings. In connection with this guarantee, we have pledged approximately 15.9 million of our shares of Partner representing, as of June 2, 2003, approximately 85% of our total holdings of Partner, in favor of a consortium of banks.

•

Partner expects revenue growth in 2003 to be slowed by lower subscriber growth as a result of a more penetrated market, the reduction in incoming rates mandated by the regulator, increasing competition and the economic slowdown in its industry.

Oren Semiconductor. During 2002, we invested $2.5 million in Oren by way of bridge loans, bringing the book value of our holding in Oren at December 31, 2002 to $8.0 million compared to $5.5 million at December 31, 2001.

In 2002, Oren’s revenues were $2.0 million compared to $2.5 million in 2001. Operating expenses in 2002 decreased to $7.1 million from $9.1 million in 2001, mainly due to the decrease in research and development costs as a result of cost reduction programs. Oren’s net loss in 2002 was $8.7 million compared to $8.6 million in 2001.

Gains from Sale of Shares and Changes in Holdings in Related Companies.

Our gains from the sale of shares and changes in our holdings in related companies amounted to $6.9 million in 2002 compared to $3.2 million in 2001. The gain in 2002 resulted primarily from a $5.3 million gain from the sale of approximately 98,700 and 672,800 shares of Given Imaging held by Elron and RDC, respectively. As a result, our direct and indirect holdings in Given Imaging decreased to 18.3%. In addition, a gain of $1.8 million resulted from the sale of 380,000 shares of Elbit Systems in the fourth quarter of 2002. Gains in 2001 included an approximately $3.0 million gain from the sale of 380,000 shares of Elbit Systems.

Our ability to record future gains from the disposition of and changes in holdings in our group companies will be affected by the financial market conditions in future periods.

Other Income, net. Other income, net, of the Other Holding Corporate Operation segment amounted to a loss of $0.8 million in 2002 compared to a loss of $4.7 million in 2001. The loss in 2002 included mainly a $1.1 million decrease in the price of marketable securities of Cisco (Nasdaq: CSCO) and Elbit Vision Systems (Nasdaq: EVSN) which were mainly offset by $0.7 million gains from the sale of marketable securities, primarily of NetManage (Nasdaq: NETM). The loss in 2001 resulted primarily from a $5.8 million decrease in the market value of BroadBase Software’s and Kana Communication’s (Nasdaq: KANA) shares, which we subsequently received in exchange for BroadBase Software’s shares following the acquisition of BroadBase Software by Kana, and a $1.0 million write-down in the market value of the shares of ArelNet (TASE: ARNT). The loss in 2001 was partially offset by a $1.0 million gain from the sale of the remaining shares of Zoran Corporation (Nasdaq: ZRAN) during the first quarter of 2001 and a $1.2 million gain from the sale of shares of Kana during the fourth quarter of 2001.

See “Market Risk” for information regarding our exposure to changes in prices of marketable securities held by us at the end of 2002.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002. Cost of revenues of Galil Medical and MediaGate in the second half of 2002 was $2.7 million.

Operating Expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of Elron’s and RDC’s corporate operations and of our subsidiaries, mainly Galil Medical and MediaGate, which were consolidated for the first time during 2002. The following table sets forth the segment operating expenses. The operating expenses presented in the table below exclude restructuring expenses and amortization of other assets, in the amount of $0.6 million in 2002 which also constitute part of operating expenses under U.S. GAAP but for presentation purposes are included as a separate item:

	Year ended December 31,

	2002	2001

	(millions of $)
Corporate	6.1	5.1
Galil Medical	7.4	—
MediaGate	1.8	—

	15.3	5.1

Our corporate operating costs increased by $1.0 million, or 20%, to $6.1 million in 2002 from approximately $5.1 million in 2001. Since the merger with Elbit, corporate operating costs reflect the costs of the combined management.

Operating expenses of Galil Medical in 2002 were $13.0 million, of which $7.4 million was reported in the second half of 2002, compared to $9.4 million in 2001. Galil Medical’s operating loss in 2002 amounted to $9.8 million compared to $7.8 million in 2001. The increase in Galil Medical’s operating loss in 2002 is mainly due to increased selling and marketing expenses resulting from its effort to penetrate the market in the United States. The increase in operating expenses was partially offset by the increase in Galil Medical’s revenues.

Operating expenses of MediaGate in 2002 were $4.2 million, of which $1.8 million was reported in the second half of 2002, compared to $9.1 million in 2001. MediaGate’s operating loss in 2002 amounted to $3.6 million compared to $8.8 million in 2001. The decrease in the operating loss of MediaGate resulted primarily from increased revenues and the decrease in operating expenses due to cost reduction programs implemented by MediaGate.

Amortization of Other Assets. Amortization of other assets in 2002 in the amount of $0.2 million related to the excess costs in the acquisition of a controlling interest in Galil Medical and MediaGate which were attributed to these companies’ other identifiable assets.

Restructuring Charges. In connection with the merger with Elbit, restructuring charges in the amount of $0.4 million were recorded which included mainly fixed asset write-offs associated with Elbit facilities which were vacated as a result of the consolidation of Elron and Elbit facilities.

Finance Expenses, net. Finance expenses, net, in the corporate operations and other holdings segment amounted in 2002 to income of $1.5 million compared to $4.6 million in 2001. The decrease is attributed mainly to the corporate operations and is a result of the decrease in interest rates and the decrease in our cash resources which were used mainly for investment purposes.

Gain or loss from Discontinued Operations. As part of VFlash’s restructuring program in response to a slowdown in the market for Internet value added services, in September 2002 VFlash sold most of its operating assets to 24/7 Real Media, or 24/7, in exchange for 4,100,000 shares of 24/7 common stock. The market value of these shares on September 23, 2002 was $1.6 million, based on the then closing price per share of 24/7. In conjunction with the above sale, we invested $1.0 million in 100,000 shares of 24/7 convertible preferred stock convertible into 48.40271 shares of common stock for each share of preferred stock. The convertible preferred stock was converted into 4,840,271 shares of common stock in February 2003. As a result of the above mentioned sale, we recorded a gain of $2.0 million. This gain was offset by the net loss of VFlash in the amount of $1.9 million.

Also included in this item is our share in the net losses of Textology which was sold, with no gain recognized, during 2002 and the net loss of ICC, in the aggregate amount of $2.9 million.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

The figures of 2001 and 2000 were restated as a result of the DEP share purchase which was completed on May 2002 - See Critical Accounting Policies – Principles of Accounting For Holdings in Group Companies.

The following tables set forth our results of operations in the reported periods (as restated):

	Year ended December 31,

	2001*	2000*

	(millions of $, except per share data)
Net income (loss)	(50.8)	28.5
Net income (loss) per share	(2.40)	1.35

* Restated (see “Critical Accounting Policies - Principles of Accounting for Holding in Group Companies”).

The general slowdown in spending for technology products due to adverse economic conditions in 2001 affected the results of operations of our group companies. This has limited our ability to successfully exit some of our group companies and to record capital gains. While in 2000 we were positively affected by our sale of Zoran’s shares, the merger of Elbit Systems with El-Op and by our share in Elbit’s gains from the sale of its holding in Peach Networks and the sale of the assets of its subsidiary HyNEX Ltd., in 2001, we were negatively affected by the net losses of our subsidiaries, Elron Software and Elron TeleSoft, and our share in the net losses of Elbit and our other affiliated companies.

In view of the adverse economic conditions, Elron Software and Elron TeleSoft, as well as other companies in our group implemented restructuring programs in order to focus their operations, reduce their operating expenses and assist them meeting these challenging market conditions.

The following table reflects our consolidated data by reported segments:

	Internet Products – Elron Software	Systems and Projects – Elron Telesoft	Other holdings and the corporate operations		Adjustments	Consolidated

	(millions of $)
	Year ended December 31, 2001

Income**	9.1	23.6	(28.7	)*	—	4.0	*
Costs and Expenses	19.5	38.1	0.5		—	58.1
Net loss	(10.4)	(15.3)	(25.1	)*	—	(50.8	)*

	Year ended December 31, 2000

Income**	12.1	27.2	60.8	*	(0.1)	100.0	*
Costs and Expenses	23.8	43.2	(3.4)		(0.1)	63.5
Net loss	(11.7)	(16.0)	56.2	*	—	28.5	*

*

Restated (see “Critical Accounting Policies - Principles of Accounting for Holding in Group Companies”)

**

With respect to the Other Holdings and Corporate Operations Segment, this includes net losses from equity investments.

Internet Products - Elron Software

The following table sets forth the operating results of Elron Software:

	Year ended December 31,

	2001	2000

	(millions of $)
Revenues	9.1	12.1
Cost of revenues	1.0	1.2

Gross profit	8.1	10.9
Operating expenses*	15.7	21.5
Amortization of intangible assets	1.3	0.5
Restructuring charges, net	1.0	—

Operating loss	(9.9)	(11.1)
Finance expenses, net	0.5	0.6

Net loss	(10.4)	(11.7)

*

Excluding amortization of intangible assets and restructuring charges, net, in the amount of $2.3 million and $0.5 million in 2001 and 2000, respectively, which are presented separately.

Revenues. Elron Software’s net revenues decreased by $3 million, or 25%, from $12.1 million in 2000 to $9.1 million in 2001. The decrease was primarily due to the economic slowdown, which caused customers to delay or postpone purchases of IT products. In addition, in 2001, almost all of Elron Software’s revenues were derived from its Internet Policy Management products as a result of its reduced marketing efforts for its legacy products. In 2000, revenues from legacy products amounted to $1.2 million.

Cost of revenues. Cost of revenues decreased by $0.2 million, or 17%, to $1.0 million in 2001, representing a gross margin of 89%, from $1.2 million in 2000, representing a gross margin of 90%, as a result of the decrease in revenues.

Amortization of intangible Assets. Amortization of other assets amounted to approximately $1.3 million and $0.5 million in 2001 and 2000, respectively. As provided by SFAS 142 “Goodwill and Other Intangible Assets”, commencing January 2002, Elron Software no longer amortizes goodwill. Had SFAS 142 been adopted on January 1, 2001 and on January 1, 2000, Elron Software would not have recorded amortization of goodwill and other intangible asset of approximately $0.2 million and $0.1 million, respectively.

Restructuring Charges. Elron Software undertook a restructuring program in response to adverse economic conditions, and, in particular, the slowdown in IT spending, in order to reduce expenses and improve efficiency. These restructuring programs mainly included workforce reductions as detailed above and facilities related expenses. In connection with these programs, Elron Software recorded restructuring charges of $1.0 million in 2001. These charges include employee termination costs of $0.4 million which were paid in 2001. Facilities related expenses amounted to $0.6, million of which $0.3 million expected to be incurred to sublet the facilities, and $0.3 million write-off of leasehold improvements, which were vacated as a result of the consolidation of excess facilities was written off.

Operating loss. Elron Software’s operating loss decreased by $1.2 million, or 11%, from $11.1 million in 2000 to $9.9 million in 2001. The decrease in losses was a result of a decrease in operating expenses (excluding amortization of other assets and restructuring charges, net) in the amount of $5.8 million, or 27%, from $21.5 million in 2000 to $15.7 million in 2001. The decrease resulted primarily from the restructuring of Elron Software’s sales and marketing operations and decreases in general and administrative expenses. The restructuring programs included a reduction of 40 employees, of which 24 were mainly from enterprise sales, sales support and from the marketing group due to the decision at the beginning of the second quarter of 2001 to transition Elron Software from a direct to an indirect sales model, utilizing value added resellers and distributors, and nine employees from its headquarters. This resulted in a $3.0 million savings in salaries and related expenses in 2001. In addition, as part of the cost reduction initiatives, certain sales and marketing campaigns were reduced, resulting in savings of $0.4 million in marketing programs.

Finance expenses, net. Finance expenses, net decreased by $0.1 million, or 17%, to $0.5 million in 2001 from approximately $0.6 million in 2000. The decrease in finance expenses was attributable to a decrease in interest rates.

Systems and Projects - Elron TeleSoft

The following table sets forth the operating results of Elron Telesoft:

	Year ended December 31,

	2001	2000

	(millions of $)
Net revenues	23.8	27.2
Cost of revenues	21.1	25.3

Gross profit	2.7	1.9
Operating expenses*	10.6	10.8
Amortization of intangible assets	2.4	2.7
Restructuring charges, net	1.2	—

Operating loss	(11.5)	(11.6)
Finance expenses, net	2.8	4.4
Other expenses, net	0.2	—
Tax provision	0.8	—

Net loss	(15.3)	(16.0)

*

Excluding amortization of intangible assets and restructuring charges, net, in the amount of $3.6 million and $2.7 million in 2001 and 2000, respectively, which are presented separately.

Revenues. Elron Telesoft’s net revenues decreased by $3.4 million, or 13%, from $27.2 million in 2000 to $23.8 million in 2001. The decrease resulted primarily from the sale of non-core activities of Elron TeleSoft as part of its restructuring program to focus its operations on core areas of its business, which is the development and marketing of products to the telecommunication market.

Cost of revenues. Cost of revenues decreased by $4.2 million, or 17%, to $21.1 million in 2001, representing a gross margin of 11%, from $25.3 million in 2000, representing a gross margin of 7%, as a result of the decrease in revenues. The improvement in Elron TeleSoft’s gross margin rate was a result of the restructuring program it was undergoing, which included workforce reductions of approximately 50 employees, primarily at the end of the second quarter of 2001, resulting in savings of $2.2 million in salaries and related expenses.

Amortization of intangible Assets. Amortization of other assets amounted to approximately $2.4 million and $2.7 million in 2001 and 2000, respectively. Elron TeleSoft’s other assets relate to the intangibles associated with the acquisition of the main operations and net assets of Network, Communications and Computer Systems (NCC) Ltd. According to a new accounting standard, SFAS 142 “Goodwill and Other Intangible Assets”, commencing January 2002, Elron TeleSoft is no longer amortizing goodwill. Had SFAS 142 been adopted on January 1, 2001 and January 1, 2000, Elron TeleSoft would not have recorded amortization of goodwill and other intangible asset of approximately $1.3 million and $1.4 million, respectively.

Restructuring Charges. In response to the adverse economic conditions, and, in particular, the slowdown in IT spending, Elron TeleSoft underwent restructuring programs in order to focus its operations on core areas of its business, to reduce expenses and to improve efficiency. These restructuring programs mainly included workforce reductions and facilities- related expenses. In connection with these programs, Elron Telesoft recorded in 2001 restructuring charges of $1.2 million. These charges include employee termination costs of $0.4 million, which were paid in 2001. As of December 31, 2001, approximately 77 employees of Elron TeleSoft, mainly in the telecommunications activity and in its headquarters, were terminated. Facilities related expenses amounted to $0.7 million, which included a $0.4 million termination cost of a facility lease, of which $0.2 million was paid as of December 31, 2001, and the balance was paid in February 2002, and $0.3 million, expected termination expenses of lease agreements before the end of their terms.

As part of the restructuring programs, in the third quarter of 2001, Elron Telesoft sold certain non-core activities in the e-business field to Forsoft Multimedia Solutions Ltd. in consideration for $3.4 million and with no material effect on our consolidated results of operations. In addition, in the fourth quarter of 2001, Elron TeleSoft signed an agreement with Elbit Systems for the sale of other non-core activities in the government field for $5.7 million. The transaction was finalized in January 2002 with no material effect on our consolidated results of operations.

Operating Loss. Elron Telesoft’s operating loss decreased by $0.1 million from $11.6 million in 2000 to $11.5 million in 2001. The decrease is primarily due to the implementation of restructuring programs by Elron TeleSoft. The restructuring programs included a workforce reduction of approximately 27 employees of Elron TeleSoft in the research and development, sales and marketing and in headquarter departments (in addition to 50 employees whose salaries were accounted for under cost of revenues), which resulted in savings of $0.7 million in salaries and related expenses in 2001. The decrease was partially offset due to an increase in Elron TeleSoft’s research and development expenses in order to complete the development of new products as a result of the decision taken in 2000 to transition Elron TeleSoft from a project oriented company to a product oriented company.

Finance expenses, net. Finance expenses, net, decreased by $1.6 million, or 36%, to $2.8 million in 2001 from approximately $4.4 million in 2000. The decrease in finance expenses, despite an increase in loans outstanding, was due to the decrease in interest rates and a foreign currency translation gain due to the devaluation of the Israeli Shekel against the U.S. dollar, as Elron Telesoft’s liabilities in Israeli Shekels exceeded its assets in Israeli Shekels during 2001. The finance expenses were principally due to loans associated with the purchase of the main operations and net assets of Network, Communications and Computer Systems (NCC) Ltd by Elron Telesoft in 1998.

Other Holdings and the Corporate Operations segment

Other holdings and the corporate operations segment included in 2001 and 2000 our holdings in affiliates and other companies, engaged in various fields of advanced technology, and corporate operations, which provide strategic and operational support to the group companies. The following table sets forth this segments operating results:

	Year ended December 31,

	2001*	2000*

	(millions of $)
Net loss from equity investments	(27.2)	(9.5)
Gain (loss) from disposal and changes in holdings in related companies, net	3.2	26.8
Other income (expenses), net	(4.7)	43.5

Total Income	(28.7)	60.8

Operating expenses	5.1	4.0
Finance expenses (income), net	(4.6)	(7.4)

Total cost and expenses	(0.5)	(3.4)

Income (loss) from continuing operations before tax benefit	(29.2)	64.2
Tax benefit (taxes on income)	3.7	(8.1)
Minority interest	0.4	0.1

Net income (loss)	(25.1)	56.2

*

Restated (see “Critical accounting Policies, Principles of Accounting for Holding in Group Companies”)

Income

Our share in net losses of affiliated companies

Our share in net losses of affiliated companies resulted from our holdings in certain investments that were accounted for under the equity method. Our share in net losses of affiliated companies (as restated) amounted to $27.2 million in 2001 compared to $9.5 million in 2000.

Highlights of the Results of Operations of Our Major Affiliates:

Elbit Systems Ltd. Our share in net earnings of Elbit Systems amounted to $9.1 million in 2001 compared to a net loss of $3.0 million in 2000. In the third quarter of 2000, Elbit Systems completed its merger with El-Op and began consolidating its results of operations with the results of El-Op. Elbit Systems’ net loss in 2000 was due to a $40.0 million charge relating to purchased in-process research and development as a result of the merger with El-Op and a pre-tax restructuring costs of $22.1 million.

Elbit Systems’ results of operations in 2001 were affected by $9.2 million pre-tax compensation expenses resulting from variable accounting for an employees option plan in connection with “phantom” options granted by Elbit Systems. As Elbit Systems’ share price increased significantly during 2001, under U.S. GAAP, the increase in the benefit resulting from the increase in the share price was recorded periodically as compensation expense. Accordingly, future changes in Elbit Systems’ share price will continue to affect compensation expenses and therefore, Elbit Systems’ results of operations.

The following are highlights of the results of operations of Elbit Systems:

•

Elbit Systems’ revenues increased from $591.1 million in 2000 to $764.5 million in 2001 primarily because it began consolidating El-Op’s revenues with its own in the third quarter of 2000. As of December 31, 2001, Elbit Systems’ backlog of orders was $1,566 million, of which approximately 78% was scheduled to be performed in 2002 and 2003 compared to backlog of orders of $1,437.0 million on December 31, 2000.

•

Elbit Systems’ operating income in 2001 was $52.0 million or 6.8% of revenues compared to an operating loss of $12.8 million in 2000. The operating results of Elbit Systems in 2001 included the effect of $9.2 million variable option plan compensation cost. In 2000, Elbit Systems’ net loss included a $40.0 million charge relating to purchased in process research and development related to the merger with El-Op and a $22.1 million charge for restructuring costs.

•

Elbit Systems’ net income in 2001 was $40.8 million, or 5.3% of revenues, compared to a net loss of $20.5 million in 2000. Elbit Systems’ net income in 2001 included a $7.1 million cost, reflecting the effect of variable option plan compensation cost, net of the related tax. The net results in 2000 included purchased in-process research and development related to the merger with El-Op and restructuring expenses in the aggregate amount of $56.8 million, net of the related tax.

Elbit Ltd. Our share in the net loss of Elbit amounted to $13.1 million in 2001 compared to our share in net earnings of $17.4 million in 2000. Elbit’s net earnings in 2000 were primarily due to capital gains from the sale of its holding in Peach Networks to Microsoft Corporation in the first quarter of 2000 and from the sale of the assets of HyNEX Ltd. to Cisco Systems Inc. in the third quarter of 2000. Elbit’s results of operations in 2001 were affected by the fact that Elbit shifted its focus from holdings in developed companies that were realized during 2000 to holdings in early-stage technology companies that have not reached the income-producing stage and which recorded net losses in 2001.

The following are highlights of the operating results of Elbit:

•

In 2001, Elbit sold a considerable part of its holdings in Elbit Vision Systems, or EVS, and ceased consolidating EVS’ results of operations. Elbit’s consolidated revenues in 2001 were $1.0 million, resulting mainly from $0.9 million revenues of Elbit Vflash, which was established in June 2001. Revenues in 2000 were $3.0 million resulting from revenues of HyNEX, whose business and assets had been sold in the third quarter of 2000.

•

Elbit’s operating loss increased from $12.4 million in 2000 to $21.1 million in 2001. The increase in operating loss was primarily due to an increase of $3.2 million in marketing and sales expenses as a result of expansion of sales and marketing channels and an increase of $2.1 million in investments in the development of new products of Elbit’s consolidated companies: Dealigence and Textology, which were acquired in the third quarter of 2000, ICC whose results had been consolidated from the third quarter of 2001 and Elbit Vflash. In addition, general and administrative expenses increased in 2001 by $3.4 million, which includes a $1.3 million severance retirement grant to the former President and CEO of Elbit.

•

Elbit’s subsidiaries, Elbit Vflash, Textology, Dealigence and ICC, had an aggregate operating loss of approximately $12.8 million in 2001 compared to an aggregate operating loss of HyNEX, Textology and Dealigence of approximately $5.9 million in 2000. Elbit’s investment in Elbit Vflash was made in 2001.

•

Elbit’s equity in net losses of affiliated companies increased from $5.1 million in 2000 to $6.8 million in 2001, resulting primarily from an increase in Elbit’s equity in net losses of Cellenium and StarkeyNET Ltd. and from new investments in AdreAct PLC and CellAct. The contribution of Cellenium to Elbit’s equity losses in 2001 amounted to approximately $4.5 million. The revenues of Cellenium amounted to approximately $0.3 million in 2001 compared to $68,000 in 2000. Cellenium’s operating loss in 2001 amounted to approximately $5.9 million compared to approximately $3.7 million in 2000. The increase in Cellenium’s operating loss was the result of an increase in expenses due mainly to research and development and expenses relating to sales and marketing efforts in order to enhance Cellenium’s sales and marketing channels. Cellenium’s net loss in 2001 amounted to approximately $5.6 million compared to approximately $3.1 million in 2000.

•

Elbit’s consolidated net loss in 2001 was $30.6 million compared to net income of $40.4 million in 2000. Net loss in 2001 included write-offs of approximately $6.3 million in respect of Cell Data, which ceased its operations at the beginning of 2002 and the impairment in the value of certain of Elbit’s subsidiaries and affiliated companies, AdreAct, StarkeyNet and Dealigence and from a $3.7 million charge (before tax) to results of operations due to the permanent impairment in the market value of Cisco’s shares. Net income in 2000 included a gain of $39.5 million (before tax) from the sale of Peach Networks to Microsoft in the first quarter of 2000, and a $89.0 million gain (before tax and minority interest) from the sale of the business and assets of HyNEX to Cisco Systems in the third quarter of 2000.

•

In addition to companies accounted for by Elbit under the equity method, Elbit held a 12.4% interest in Partner, which was accounted for as available for sale securities and whose results did not affect Elbit’s results of operations. At December 31, 2001, Elbit’s investment in Partner represented approximately 72% of Elbit’s assets. The following are highlights of the results of operations of Partner for the year ended December 31, 2001, based on the then Shekel-U.S. Dollar exchange rate of $4.416:

•

Partner’s total revenues for 2001 reached $735.8 million, an increase of 54% from 2000. Partner’s subscriber base at year’s end was 1,458,000, compared to 834,000 at the end of 2000, an increase of 624,000 subscribers.

•

Partner’s operating profit for 2001 was $23.3 million, compared to an operating loss of $122.3 million in 2000. Partner’s net loss for 2001 amounted to $68.7 million, compared to net loss of $174.0 million in 2000.

Our share in net losses of our other affiliated companies (as restated) amounted to approximately $23.2 million in 2001 compared to $23.9 million in 2000. The decrease in our share in net losses of our other affiliated companies resulted mainly from the significant decrease in NetVision’s losses and the restructuring programs implemented by our group companies in order to reduce costs.

NetVision. NetVision’s net losses in 2001 amounted to $3.6 million compared to $24.8 million in 2000. The significant decrease in net losses was a result of a restructuring program implemented by NetVision, which included cost reduction programs. The number of NetVision’s subscribers increased by 10% in 2001 from approximately 302,000 at the end of 2000 to approximately 333,000 subscribers at the end of 2001 and its revenues increased by $10.4 million, or 21%, from $48.5 million in 2000 to $58.9 million in 2001. NetVision’s operating expenses in 2001 decreased by $10.9 million, or 15%, from $72.5 million in 2000 to $61.6 million in 2001.

The decrease in our share in NetVision’s net losses were partially offset by an increase in our share in net losses of early stage technology companies in which we invested in 2000 and 2001, such as KIT, Wavion and Pulsicom. These companies continued to have high research and development and marketing expenses.

Wavion. Wavion’s net losses in 2001 amounted to $3.4 million compared to $1.9 million for the period from commencement of its operations in April 2000 to the end of 2000, mainly as a result of a $1.4 million increase in research and development expenses to complete the development of its products. However, the downturn in the broadband wireless commercial market has delayed the release of Wavion’s products. Consequently, at the beginning of 2002, Wavion began selling development services for communication systems to customers.

KIT. KIT’s net losses in 2001 amounted to $3.1 million compared to $2.5 million in 2000, mainly as a result of an increase of $0.7 million in marketing and sales expenses as KIT expanded its direct sales efforts in Holland and through a local representative in the United Kingdom. As a result of these efforts, KIT generated revenues of $1.0 million in 2001 compared to $0.1 million in 2000.

Pulsicom. Pulsicom commenced its operations in 2001. In 2001, its net losses amounted to $1.0 million, consisting mainly of research and development costs.

DEP. The aggregate revenues of the DEP group companies were approximately $16.0 million in 2001 compared to approximately $12.0 million in 2000. The increase in revenues resulted from increased sales and marketing expenses of approximately $8.0 million, or 50%, in 2001 compared to 2000, and from increased research and development expenses of approximately $2.0 million, or 9%, in 2001 compared to 2000, in order to complete new product developments.

Given Imaging. Given Imaging initiated commercial sales in the third quarter of 2001 after receiving FDA clearance for its product and generated revenues of $4.7 million in 2001. Given Imaging’s net loss in 2001 was $18.7 million compared to $7.5 million in 2000. The increase in Given Imaging’s net loss was primarily due to a $10.0 million increase in marketing expenses resulting from the anticipated launch of Given Imaging’s product upon receipt of necessary regulatory approvals.

Chip Express .Chip Express was affected in 2001 by the slowdown in the semiconductor industry and its revenues decreased by $9.2 million, or 24%, from $39.0 million in 2000 to $29.8 million in 2001. Chip Express’ net losses in 2001 amounted to $1.6 million compared to $1.8 million in 2000, mainly due to the implementation of a cost reduction program. Operating expenses in 2001 amounted to $31.1 million compared to $40.6 million in 2000.

MediaGate. MediaGate was affected by the slowdown in the communications market and particularly in the unified messaging market and its revenues in 2001 decreased to $0.7 million from $0.9 million in 2000. However, due to cost reductions programs implemented by MediaGate, operating expenses in 2001 decreased by $0.7 million and MediaGate’s net losses in 2001 decreased to $9.2 million from $10.3 million in 2000.

In addition to companies accounted for under the equity method, we had several investments in companies which we accounted for on a cost basis and whose results did not affect our results of operations. These companies are not material to Elron, except for our interest in Oren Semiconductor. During 2001, we invested $1.4 million in Oren, bringing the book value of our holding in Oren as of December 31, 2001 to $5.5 million, compared to $4.1 million on December 31, 2000. In 2001, Oren’s revenues were $2.5 million, compared to $5.6 million in 2000. The decrease in revenues resulted from the downturn in the communications industry as well as to the decrease in revenues derived from Oren’s old analog product line. Gross profit in 2001 amounted to $0.8 million, or 33% of revenues, compared to $1.6 million, or 28% of revenues, in 2000. The increase in gross margins resulted from the increase in revenues derived from sales of products with high gross margin while revenues derived from development projects with low gross margin decreased. Operating expenses in 2001 increased to $9.1 million from $8.4 million in 2000, mainly due to an increase in research and development costs for the development of its next generation digital products. Oren’s net losses in 2001 amounted to $8.6 million compared to $6.8 million in 2000.

Gains from Sale of Shares and Changes in Holdings in Related Companies. Our gains from the sale of shares and changes in our holdings in related companies (as restated) amounted to $3.2 million in 2001 compared to $26.8 million in 2000. Gains in 2001 included a $3.0 million pre-tax gain from the sale of 380,000 shares of Elbit Systems. Gains in 2000 were primarily due to an approximately $19.1 million gain from changes in holdings in Elbit Systems following its merger with El-Op. In addition, a gain of approximately $4.6 million resulted from the completion of a private placement upon which Elron Software issued 615,764 shares (2.5% of its share capital) to Critical Path in consideration for $5.0 million.

Other Income, net. Other income, net (as restated), amounted to a loss of $4.7 million in 2001 compared to income of $43.5 million in 2000. Other income in 2000 resulted primarily from a $34.3 million pre-tax gain on the sale of 611,566 shares of Zoran, changes in the market value of Zoran’s shares in our trading securities account and in the value of Zoran’s call and put options held by us. In addition, a pre-tax gain of $6.3 million resulted from the sale of our holdings in Servicesoft, which was acquired by Broadbase Software Inc. in consideration for the issuance of Broadbase Software’s shares. The loss in 2001 resulted primarily from a $5.8 million decrease in the market value of BroadBase Software’s and Kana’s shares which we subsequently received in exchange for Broadbase Software’s shares following the acquisition of Broadbase Software by Kana Communications on June 29, 2001 and a $1.0 million write-down in the market value of the shares of ArelNet, which we believed constituted a permanent impairment. The loss in 2001 was partially offset by a $1.0 million gain from the sale of the remaining shares of Zoran during the first quarter of 2001 and a $1.2 million gain from the sale of shares of Kana Communications during the fourth quarter of 2001.

Expenses

Operating Expenses. Corporate costs increased by $1.1 million, or 28%, to $5.1 million in 2001 from approximately $4.0 million in 2000 mainly as a result of a $0.4 million increase in salaries and compensation costs, a $0.4 million increase in facilities related expenses and a $0.3 million increase in professional services fees and insurance expenses.

Finance Expenses, net. Finance expenses, net amounted to an income of $4.6 million in 2001 compared to $7.4 million in 2000. The decrease was primarily due to the decrease in interest rates and to our lower cash, deposits and debentures balances in 2001 as compared to 2000.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures, deposits and marketable securities (including short and long-term) at December 31, 2002 were approximately $100.0 million, compared with $112.8 million at December 31, 2001. At December 31, 2002, the corporate cash, debentures, deposits and marketable securities (including short and long term) were $94.1 million (of which 99% were held in U.S. dollar accounts) compared with $111.5 million at December 31, 2001. An amount of $28.9 million is collateralized to secure bank loans of Elron Software and Elron Telesoft. The balance of $65.2 million has average maturities of less than three months.

Consolidated working capital at December 31, 2002 was $31.8 million compared to $75.9 million at December 31, 2001. The decrease resulted mainly from (i) investment in our group companies and new companies in the amount of $29.5 million; (ii) classification as short-term loans of $14.5 million which were previously classified as long-term loans; and (iii) increase of $6.8 million in long-term loans which are secured by our debentures and securities and which were reclassified from current assets to long-term assets.

Our main cash and other liquid instruments resources in 2002 included mainly $5.9 million proceeds from the sale of 380,000 shares of Elbit Systems, $1.1 million proceeds from the sale of Given Imaging shares, proceeds from the sale of other marketable securities of NetManage, ArelNet and Kana of $0.8 million and a $2.7 million dividend received from Elbit Systems. In addition, our cash and other liquid instruments increased by approximately $13.6 million, mainly as a result of the merger with Elbit.

Our main cash and other liquid instruments applications in 2002 included mainly $29.5 million of investments in companies, of which $24.5 million were investments in our then existing group companies to secure their cash needs for future growth and $5.0 million were investments in new companies (see table below for more details about our investment activity in 2002), and cash, net, of approximately $8.8 million used for our corporate activities, which includes merger expenses of approximately $5.0 million with respect to the merger with Elbit.

The following table sets forth the investments made in the Other holdings and Corporate Operations segment, including investments in subsidiaries, during 2002:

Amount (millions of $)

Investments in then existing group companies:
Chip Express	4.5
MediaGate	3.9
Galil Medical	2.8
Oren	2.5
VFlash	2.3
ICC	1.3
24/7 Real Media	1.0
KIT	1.0
Wavion	0.5
Cellenium	1.4
Textology and Assa-Or	1.4
Other	1.9

24.5
Investments in new companies:
AMT	4.7
Notal	0.3

5.0

29.5

At December 31, 2002, we and our subsidiaries had no material contractual obligations which are expected to affect our consolidated cash flow in future periods, except for capital lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below.

Type of Obligation	2003	2004	2005	Total

Loans, bank credits	$33.0 million	$48.1 million	$1.3 million	$82.4 million
Capital leases	$1.5 million	$1.3 million	$0.7 million	$3.5 million

Consolidated loans at December 31, 2002 were approximately $82.4 million, the majority of which is attributed to Elron Telesoft and Elron Software. Elron provided guarantees to banks of up to approximately $74.0 million of which an amount of $28.9 million has been secured by our pledged debentures, marketable securities and deposits to secure bank loans made available to Elron TeleSoft and Elron Software and of which $69.3 million have been utilized as of December 31, 2002. In addition, in connection with some of Elron TeleSoft’s bank loans, we have provided to the lending bank a comfort letter. Neither Elron Telesoft nor Elron Software is currently generating or is expected, in the near future, to generate sufficient revenues to repay their loans to the banks and accordingly we may be required to repay such indebtedness when due under the current lending arrangements, which will negatively affect our cash resources. We believe but cannot assure you, that it will be possible to refinance this indebtedness, although not necessarily on terms favorable to us.

RDC’s bank loan as of December 31, 2002 in the amount of $4.0 million was secured by a floating pledge and by a first degree fixed pledge over 2,840,000 shares of Given deposit in RDC’s bank account. As of May 31, 2003, RDC repaid its bank loan in full and the pledges were removed.

In 2001, we provided letters of comfort in connection with 50% of the credit line granted to NetVision by banks. The amount outstanding under the credit line at December 31, 2002 was approximately $19.7 million. The comfort letters were jointly provided with Tevel, the other major shareholder of NetVision which secured the remaining 50% of the credit line.

We believe that our existing capital will be sufficient to fund our and our subsidiaries’ operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders’ equity at December 31, 2002, was approximately $266.5 million, representing approximately 66% of the total assets compared with $238.7 million representing approximately 73% of total assets at December 31, 2001. The increase in shareholders’ equity in 2002 was a result of the share issuance pursuant to the Elbit merger agreement and the DEP share purchase agreement.

Market Risk

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time,

into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice from time to time to use derivative financial instruments only to limit exposure.

At December 31, 2002, we held $5.3 million in commercial marketable debentures, all with high credit quality issuers and with a limited amount of credit exposure to any one issuer. In addition, no more than 30% of our bank deposits were deposited in any single bank.

Interest Rate Risks. We are exposed to market risks resulting from changes in interest rates, relating primarily to our cash, deposits and debentures, and our subsidiaries’ loan obligations to banks. We do not currently use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2002, we had fixed rate financial assets of $5.3 million held on average for 2 years, and variable rate financial assets of $88.4 million. At the same time, our subsidiaries had variable interest loans of $76.4 million. Therefore, we believe that the potential loss that would result from an increase or decrease in the interest rate is immaterial to our business and consolidated net assets.

Exchange Rate Risk. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of our principal subsidiaries and affiliated companies, is the U.S. dollar.

Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries’ assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets.

Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2002 we directly and indirectly held shares of the following publicly traded companies: Elbit Systems, Given Imaging, Partner Communication Company, Elbit Vision Systems, 24/7 Real Media and Cisco Systems. All of Cisco Systems shares held by us at the end of 2002 were sold at the beginning of 2003 with no material effect on our results of operations. As of June 3, 2003, we sold the majority of our shares of 24/7 Real Media resulting in an immaterial gain leaving us holding a balance 3.15% of shares of 24/7 Real Media. In the second quarter of 2003, we sold an aggregate of 3.5 million shares of Partner, recording an aggregate gain of $3.3 million, following which we hold approximately 10.2% of the shares of Partner.

Stock prices in the industries of these companies have experienced significant historical volatility. Changes in the market value of our publicly traded holdings, included holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2002, the fair market value of our holdings in public securities was approximately $280.4 million. A 10%

decrease in equity prices would result in an approximately $28.0 million decrease in the fair market value of our publicly traded holdings.

Changes in the market value of our available-for-sale securities (which mainly include our indirect holding in Partner) are reported in other comprehensive income, which is included as a component of shareholders’ equity, and not as part of our results of operations.

Research and Development, Patents and Licenses

Since we, through our group companies, engage in fields of high-technology, our group companies invest significant resources in research and development activities. The combined research and development costs of all group companies amonted to $99.1 million in 2002, $118.3 million in 2001 and $91.0 million in 2000, the majority of which in each year was spent by Elbit Systems. Our consolidated research and development costs amounted to $7.8 million, 9.0 million and $7.8 million in 2002, 2001 and 2000, respectively. The decrease in research and development costs in 2002 as compared to 2001 was primarily due to restructuring programs undertaken by Elron Software and Elron Telesoft as a result of the economic downturn, especially the slowdown in IT spending and capital equipment for telecommunications service providers.

Elron Software’s research and development efforts are focused on enhancing the integration, scalability and functionality of the Internet Manager product family. The current priority of Elron Software’s research and development team is to bolster the capabilities of its anti-spam offering as the accuracy of its anti-spam product directly impacts sales. The new versions of the anti-spam product are due to be released within the next 12 months.

Elron TeleSoft’s research and development team’s efforts are currently primarily directed toward revenue assurance products (ESSB), functionality enhancements and the development of new modules intended to broaden Elron Telesoft’s product portfolio in the telecommunications field.

Following the completion of the merger of Galil Medical’s urology business with Amersham Health’s brachytherapy business, Galil Medical’s research and development team will continue to support the urology business and will also focus on the application of its cryotherapy technology to women’s health and cardiology.

Trend Information

In recent years, we have focused on defense electronics, software products and services, communication, medical devices and semi-conductors. In 2002, we invested in the new field of amorphous metals. We have increased our direct involvement in these areas by investing in existing and new companies. More recently, we have divested from certain companies in our group not operating in our main areas of involvement described above and have focussed our efforts and financial resources on supporting our existing companies and investing in new companies which we believe have the potential to develop into mature companies, thereby enhancing shareholder value.

We also seek to realize gains through the selective sale of holdings or having our group companies sell minority interests to outside investors, or through the introduction of strategic partners.

Through 2000, we recorded substantial net income from the sale of some of our shares of publicly traded companies like Zoran and Orbotech which we have liquidated, and from the sale of Peach Networks and HyNEX by Elbit. In 2001 and 2002, we did not realize similar levels of gains, nor do we expect to do so in the foreseeable future.

The continued downturn in the world economy and in particular in the high technology sector may affect our results or those of our group companies and affiliates and, consequently, our results. The downturn may also affect these companies’ abilities to raise additional financing. In addition, this may affect our ability to sell holdings in these companies and realize gains from our investments. Our inability to conclude profitable “exit” transactions will have an adverse affect on our ability to realize profits. The effects of the recent downturn may also require us to make additional cash investments in our group companies, as they face increasing difficulties in raising funds from other sources. In addition, we may have to write down or write off the carrying value of certain of our holdings.

“Trend Information” pertaining to our group companies is incorporated by reference to Item 4 of this Report and this Item 5 under “Results of Operations”.

Item 6.

Directors, Senior Management and Employees

Directors and Senior Management

Our executive officers and directors are as follows:

Name	Age	Position

Ami Erel (4)	56	Chairman of the Board of Directors

Avraham Asheri (1)	65	Director

Gabi Barbash	53	Director

Dr. Chen Barir	44	Director

Yaacov Goldman (1)(2)(3)	47	External Director

Michael F. Kaufmann	59	Director

Oren Lieder(4)	55	Director

Dr. Dalia Meggido	52	Director

Itzhak Ravid	48	Director

Professor Daniel Sipper(1)(2)	70	External Director

Doron Birger	52	President and CEO

Moshe Fourier	55	Vice President, Chief Technology Officer

Tal Raz	41	Vice President, Chief Financial Officer

Shmuel Kidron	53	Vice President

1

Independent director under the Marketplace Rules of the Nasdaq National Market and member of our audit committee.

2

External director under the Israeli Companies Law.

3

Designated Financial Expert under Sarbanes-Oxley Act of 2002.

4

Officer of DIC.

Ami Erel has served as our Chairman of the board of directors since November 1999 and served as our Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President of DIC since June 1, 2001. Mr. Erel is also a director of Property and Building Corporation Ltd. and Super-Sol Ltd. as well as the Chairman or member of the boards of other companies in the DIC group and the Elron group. From 1997 to 1999, Mr. Erel served as President and Chief Executive Officer of Bezeq - The Israel Telecommunications Corp. Ltd. From 1997 to 1998, he was Chairman of the board of directors of PelePhone Communications Ltd. From 1993 to 1997, he served as Chief Executive Officer and director of ForSoft Ltd. and as a director of its subsidiaries. From 1990 to 1997, he served as Chief Executive Officer and director of F.C.T. Formula Computer Technologies Ltd. and as director of its subsidiaries. In January 2000, Mr. Erel was elected as Chairman of the board of Israel Association of Electronics & Information Industries. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Avraham Asheri has been a director of Elron since December 1999. He serves as the Chairman of our Audit Committee. He is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Kardan Nadlan Ltd., ISAL Amlat Investments (1993) Ltd., Meditor Pharmaceuticals Ltd., Elbit Systems Ltd. and Scitex Corporation Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as Senior Executive Vice President and a member of its management committee, Mr. Asheri held the position of Director General of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including: Managing Director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University in Jerusalem.

Prof. Gabi Barbash joined Elron as a director in May 2003. Since 1999, Prof. Barbash has been Director General of the Tel-Aviv Sourasky Medical Center and since 2000, he has been the Chairman of the Board of Directors of Teuza Venture Capital Fund. Between 1998 and 2000, Prof. Barabash was the Chairman of the Israeli National Transplant Center. Between 1996to 1999, Prof. Barbash was the Director General of the Israeli Ministry of Health. Between 1995 and 1998, Prof. Barbash was a member of the Scientific Committee of the Interdisciplinary Center for Technological Analysis and Forecasting at Tel-Aviv University. Between 1993 and 1996, Prof. Barbash was the Director General of the Sourasky Medical Center. Between 1986 and 1993, Prof. Barbash was the Deputy Director of the Sheba Medical Center and from 1990 to 1993, he was Director of the Rehabilitation Hospital of the Sheba Medical Center. Prof. Barbash holds an M.D. in medicine from the Hebrew University, Jerusalem, Hadassah Medical School and a Masters degree in public health from Harvard University.

Dr. Chen Barir has been a director of Elron since December 1999. He is the Chairman of Berman & Co. Trading and Investments Ltd. and its subsidiaries and affiliates, a private group specializing in seed stage venture capital investments, management and real estate. Dr. Barir is also Chairman of Galil Medical Ltd., Chairman of Sunlight Medical, a director of Optonol Ltd. and a director of Given Imaging Ltd. Dr. Barir holds a masters in business administration from the European Institute of Business Administration (INSEAD) in Fontainebleau, France and a

doctorate in law and economics from Harvard Law School.

Yaacov Goldman joined Elron as an external director in March 2003. He serves as a member of our Audit Committee and is our designated financial expert on the audit committee. Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd. Mr. Goldman is a certified public accountant in Israel, having received his Bachelor of Economics and Accounting from the Tel Aviv University.

Michael F. Kaufmann has been a director of Elron since December 1999. He owns and manages D.S. Ltd. & Kibernetics Ltd. He was the Chairman of Alcatel Telecom Israel Ltd. and Corporate Senior Officer In-Country until September 2002. Since 1970, he has managed Orterac, a family owned company whose charter has been to initiate business and to market and implement the product portfolio of its principal companies. In the past, Mr. Kaufmann served as a board member of Gvanim (a cable television company) and as a General Manager of Hapoalim Technological Infrastructures Ltd. Mr. Kaufmann holds a bachelor of science degree in applied physics from the Technion, Israel Institute of Technology, and attended the Harvard International Senior Management Program.

Oren Lieder joined Elron as a director in January 2003. Since January 2003, he has been the Chief Financial Officer of DIC. Prior to joining DIC, from 1997 until 2002, Mr. Lieder was the Chief Financial Officer of Bezeq Israel Telecommunications Company Ltd. and from 1989 until 1996, he was the Chief Financial Officer of Zim Israel Navigation Co. Ltd. He is a director of Supersol Ltd. and Property and Building Ltd. Between 2000 and 2002, Mr. Lieder was a director of DBS Satellite Services (1998) Ltd. and between 1998 and 2002, he was a director of Pelephone Communication Ltd. Between 1994 and 1996, he was the Chairman of Ramon –Granit Insurance Brokers, Ramon International Insurance Brokers and Layam Ltd. Since 1995, he has been a member of the Board of Trustees and Investment Committee of the University of Haifa. Mr. Lieder holds a degree in economics and statistics from the University of Haifa.

Dr. Dalia Megiddo has served as a director of Elron since January 2003. Dr. Megiddo is Managing Partner of InnoMed Ventures L.P., an Israeli venture capital fund in the field of medical devices and the life sciences, and serves as a director of Given Imaging Ltd. Since 1994, Dr. Megiddo has also served as Chief Editor of Academia Medica, a multimedia medical teaching program in Israel and between 1996 and 2003 as Editor of the Israeli medical audio magazine, The Journal Club. From 1981 to 1986, Dr. Megiddo practiced family medicine at the Hebrew University Hadassah Medical Health Center. Dr. Megiddo holds an M.D. in medicine from Hebrew University, Jerusalem and an M.B.A. from the Kellogg Recanati International Executive M.B.A. program of Tel Aviv University and Northwestern University.

Itzhak Ravid has been a director of Elron since May 2000. He has been a partner in the Tel Aviv accounting firm of Raveh-Ravid & Co. since 1988. He was a director of Y.L.R Capital Markets from 1992 until 1998. Mr. Ravid was the Chairman of the board of directors of Nessuah

Zannex from 1998 to 1999. From 1981 to 1988, he was an accountant with Kost Levary & Forer. Mr. Ravid has been a licensed accountant since 1983. He holds degrees in economics and accounting from Tel Aviv University.

Professor Daniel Sipper joined Elron as an external director in February 2001. Professor Sipper serves on our Audit Committee. Professor Sipper serves in the faculty of the Department of Industrial Engineering at Tel-Aviv University. He received his bachelor of science from the Technion, Israel Institute of Technology, a masters of science degree from Columbia University and a Ph.D. in Industrial Engineering from the Georgia Institute of Technology. Professor Sipper has been involved in industry both in Israel and the United States.

Doron Birger joined Elron in 1994 as Vice President of Finance. Mr. Birger has served as President and Chief Executive Officer of Elron since August 2002, President since September 2001, Chief Financial Officer from 1994 to May 2002 and Corporate Secretary from 1994 to September 2001. Mr. Birger is Chairman of Given Imaging Ltd. and a director of Elbit Systems Ltd. and various other of our group companies. From 1991 to 1994, Mr. Birger was Vice President-Finance at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. From 1979 – 1981, Mr. Birger was the Chief Financial Officer of Fibronics Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

Moshe Fourier was appointed as our Chief Technical Officer (CTO) on June 1, 2000. From 1999 to 2000, he served as the Chief Operations Officer (COO) for Terayon Communications’ broad band voice division, one of the leading companies that provides cable modems and telecommunications solutions over the cable television infrastructure. From December 1993 until 1999, he joined the founder of Telegate and jointly initiated this start-up providing telecommunications equipment for delivering voice, data and video over cable television infrastructure, and served as Deputy Chief Executive Officer and Vice President of Research and Development and Technology. In 1999, Terayon acquired Telegate. In June 1992, he joined RADA Electronic Industries as Vice President of Engineering. RADA is involved in military avionics and sophisticated automatic test equipment (ATE) for military and commercial aviation. In August 1976, Mr. Fourier joined Astronautics Corporation of America - the Israeli division, as the first engineer and was promoted in 1978 to Vice President of Engineering. During this period, he was in charge of the development of advanced technology avionics, military ground vehicles electronics and naval systems. Mr. Fourier holds a bachelor of science degree in electrical engineering (BSEE) and an associated electrical engineering degree from the Technion, Israel Institute of Technology.

Tal Raz was appointed as our Vice President and Chief Financial Officer as of May 15, 2002. Prior to joining us, Mr. Raz was the acting President and Chief Executive Officer of Elbit Ltd. from October 2001. Mr. Raz was appointed Vice President of Elbit in June 1998, and served as Chief Financial Officer of Elbit since he joined Elbit in April 1997, having previously served in the same capacity at Agentsoft Ltd., Jerusalem, and Paul Winston Corporation, New York.

Prior thereto he was a senior auditor at Deloitte & Touche LLP’s New York office. He also serves as a director and a member of the executive committee of Partner Communications Company Ltd., and as a director of RDC. Mr. Raz is a certified public accountant, and holds BA and MA degrees in accounting and business administration from Baruch College, City University, New York.

Shmuel Kidron was appointed as our Vice President in June 2000. Since March 2001, Mr. Kidron has been the acting Chief Executive Officer of Mediagate. Since October 2002 Mr. Kidron has been Vice-Chairman of Elron Telesoft. From 1993 to 2000, Mr. Kidron was the President and Chief Executive Officer of Tadiran Electronic Systems Ltd. From 1990 to 1993, Mr. Kidron was a Business Unit Manager in Tadiran Electronic Systems. From 1980 to 1990, Mr. Kidron fulfilled various managerial and engineering positions in Tadiran Electronic Systems. Mr. Kidron holds a Bachelor of Science degree in Electrical Engineering from the Technion, Israel Institute of Technology.

Compensation

During the year ended December 31, 2002, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of approximately $1,373,000. This amount does not include amounts expended by us for automobiles made available to our officers in the aggregate amount of approximately $19,000.

The following table sets forth the approximate aggregate compensation paid by us during the fiscal year ended on December 31, 2002 to all our directors and officers.

	Cash and Cash-Equivalent Forms of Compensation (in thousands of U.S. $)

	Salaries, Fees, Directors’ Fees, Commissions and Bonuses	Securities(2) or Property, Insurance Benefits or Reimbursements and Personal Benefits

2002 (1)
All Directors	133
All Officers	1,067	174

(1)

Does not include an increase in provision for vacation in the amount of approximately $70,000.

(2)

See “Share Ownership” under this Item 6 and “Compensation of the Chairman “ under Item 7- Related Party Transactions.

Board Practices

None of our directors have service contracts with us or any of our group companies providing for benefits upon termination of employment. Compensation of our officers is recommended by our senior management and approved by the board of directors. Compensation of all other employees is determined by our senior management.

Board of Directors

Our Articles of Association provide for a board of directors of not less than five members and no more than fifteen members, including external directors. Each director, other than external directors, is elected to serve until the end of the first annual meeting following their appointment. However, if no directors are elected at such annual meeting, the then present directors shall continue in office. The board of directors may appoint additional directors, provided that the total number of directors does not exceed the maximum number of fifteen as mentioned above. A director appointed as such shall serve until the end of the next annual meeting held following his or her appointment and he or she shall be eligible for re-appointment. Notwithstanding any of the above, any director, other than external directors, may be removed from office by an ordinary resolution of a general shareholders meeting or by two thirds of the directors. A director need not hold any of our shares to qualify as one of our directors. Officers serve at the discretion of the board of directors.

Our Articles provide that our board of directors may delegate its powers to its committees, subject to limitations determined by the Israeli Companies Law.

Substitute Directors

Our Articles of Association provide that any director may, by written notice to us, appoint another person to serve as a substitute director and may cancel such appointment. The identity of a substitute director requires the approval of the board of directors. Under the Israeli Companies Law, there shall not be appointed as a substitute director, any person who is not himself qualified to be appointed as a director or a person who is already serving as a director or a person who is already serving as a substitute director for another director.

The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

External Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel (public companies) to appoint two external directors. No person may be appointed as an external director if the person or the person’s spouse, siblings, parents, grand parents, descendants, spouses descendants and the spouses of any of the foregoing (referred to as a relative), partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

•

an employment relationship;

•

a business or professional relationship maintained on a regular basis;

•

control; and

•

service as an office holder, as defined below in Item 10, excluding service as a director for a period of not more than three months, during which the company initially offered shares to the public.

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•

the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders, or their representative, voted at the meeting, vote in favor of election of the director without taking abstentions into account. According to the Israeli Companies Law, a controlling shareholder is defined as a person who has the ability to direct the activities of a company, other than if this power derives solely from its position on the board of directors or any other position with the company. A person is presumed to be a controlling shareholder if he holds half or more of the following: (1) voting rights in the general meeting, or (2) rights to appoint directors or the Chief Executive Officer; or

•

the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director and all of the external directors must be members of the audit committee.

An external director is entitled to compensation in accordance with the regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

In addition, the Nasdaq National Market requires us to have at least two independent directors on our board of directors. Our two external directors also qualify as independent directors under the Nasdaq National Market requirements.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including, as mentioned, all of the external directors of the company. The Chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

Our two external directors serve on the audit committee of the board of directors. All members of our audit committee meet Nasdaq’s definition of independent directors. None of them is an affiliated person of us or has received any consulting, advisory or other compensatory fee from us, other than in their capacity as directors.

Internal Auditor

Under the Israeli Companies Law, the board of directors of public companies must appoint an internal auditor, nominated by the proposal of the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below in Item 10), an interested party, a relative of an office holder or an interested party, and he may not be the company’s independent accountant or its representative. According the Israeli Companies Law, an interested party is defined as a shareholder who holds 5% or more of the outstanding share capital or the voting power, a director, a general manager or a shareholder who has the right to appoint at least one director or the general manager. Eyal Weizman of Fahn Kane, a member of Grant Thornton International, is our internal auditor.

Employees

All of our employees are located in Israel. The following table sets forth, for the last three financial years, the number of our full time employees broken down into categories.

Period ending December 31,	2002	2001	2000

Administration and Management	20	18	20
Total	20	18	20

The following table sets forth for the last three financial years the number of employees of Elron Software broken down into categories.

Period ending December 31,	2002	2001	2000

Research and Development	24	30	35
Marketing, Sales and Customer Support	35.5	41	68
Administration and Management	10.5	16	24
Total	70	87	127

The following table sets forth for the last three financial years the number of employees of Elron TeleSoft broken down into categories.

Period ending December 31,	2002	2001	2000

Research and Development	8	23	23
Marketing and Sales	5	7	12
Software Projects and Engineering	31	148	292
Administration and Management	18	35	51
Total	62	213	378

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel, and to Elron Software and Elron TeleSoft employees in Israel by order of the Israeli Ministry of Labor. These provisions concern principally the length of the work day, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment. We generally provide employees with benefits and working conditions beyond the minimum requirements.

Israeli law generally requires severance pay, which may be funded by Managers’ Insurance described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments thereto amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 14.5% of the wages, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

A general practice followed by us and some of our group companies although not legally required, is the contribution of additional funds on behalf of most of the employees to a fund known as Managers’ Insurance. This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. The employer decides which employees are entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or her salary and the employer contributes between 13.3% and 15.8% of the employee’s salary.

Share Ownership

The number of our ordinary shares and options owned by each of our directors, and by our directors and officers as a group, as of May 31, 2003, is as follows:

Director	Ordinary Shares and Options

Ami Erel, Chairman (1)	116,154	(2)
Avraham Asheri	0
Prof. Gabi Barbash	0
Dr. Chen Barir	0
Yaacov Goldman	0
Michael Kaufmann	0
Oren Lieder (1)	0
Dr. Dalia Meggido	0
Itzhak Ravid	0
Prof. Daniel Sipper	0
All officers and directors as a group	579,265	(3)

(1)

Officer of DIC. Ownership excludes shares owned by DIC.

(2)

Consists solely of options to purchase our ordinary shares and includes options to purchase 19,334 ordinary shares granted subsequent to May 31, 2003.

(3)

Includes options to purchase 578, 025 of our ordinary shares.

Stock Option Plan

We have granted options to purchase up to a total of 734, 275 of our ordinary shares to our officers and employees as of May 31, 2003. Details concerning these options are as follows:

Series 6 Options

There are outstanding options to purchase an aggregate of 4,500 of our ordinary shares, of which options to purchase an aggregate of 2,500 shares are held by one of our officers (the “Series 6 Options”). The Series 6 Options are exercisable at a price of approximately $11.29 per share. The optionholder is entitled to exercise 25% of the amount granted, each year, starting in March 1998. The Series 6 Options will expire in March 2006.

Series 7 Options

There are outstanding options to purchase an aggregate of 21,500 of our ordinary shares, of which options to purchase an aggregate of 12,500 shares are held by one of our officers (the “Series 7 Options”). The Series 7 Options are exercisable at a price of approximately $12.51 per share. The option holders are entitled to exercise 25% of the amount granted, each year, starting in March 1999. The Series 7 Options will expire in March 2005.

Series 9 Options

The Chairman of our board of directors was granted options to purchase 58,154 of our ordinary shares (the “Series 9 Options”). The Series 9 Options are to be granted ratably over a period of three years commencing on February 2000 and are exercisable for a period of three years, commencing two years after the date of grant.

The per share exercise price of the Series 9 Options granted in February 2000 and 2001 is approximately $21.38. The per share exercise price of the Series 9 Options granted in February 2002 is $13.01. Upon exercise of the Series 9 Options, the option holder will be granted a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only.

Series 10 Options

There are outstanding options to purchase an aggregate of 33,000 of our ordinary shares of which options to purchase an aggregate of 20,000 shares are held by one of our officers (the “Series 10 Options). The Series 10 Options are exercisable at a price of approximately $29.38 per share. The optionholders are entitled to exercise 25% of the amount granted, each year, starting in October 2001. The Series 10 Options will expire in October 2007.

Series 11 Options

The Chairman of our board of directors was granted options to purchase 58,000 of our ordinary shares (the “Series 11 Options”). The Series 11 Options are to be granted ratably over a period of three years commencing in June 2001 and are exercisable for a period of three years, commencing two years after the date of grant. The first amount of 19,333 Series 11 Options was granted in June 2001. The per share exercise price of the Series 11 Options granted in June 2001 is $19.05. The second amount of 19,333 Series 11 Options was granted in June 2002. The per share exercise price of the Series 11 Options granted in June 2002 is $8.337. The third amount of 19,334 Series 11 Options was granted in June 2003. The per share exercise price of the Series 11 Options granted in June 2003 is $8.437.

Upon exercise of the Series 11 Options, the option holder will be granted a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only.

Series 12 Options

There are outstanding options to purchase an aggregate of 42,000 of our ordinary shares held by two of our officers (the “Series 12 Options”). The Series 12 Options are exercisable at a price per share of approximately $18.87 per share. The officers are entitled to exercise 25% of the amount granted, each year, starting in June 2002. The Series 12 Options will expire in June 2008.

Series 13 Options

There are outstanding options to purchase an aggregate of 34,871 of our ordinary shares held by one of our officers (the “Series 13 Options”). The Series 13 Options are exercisable at a price of approximately $13.39 per share. The officer is entitled to exercise 25% of the amount granted, each year, starting in August 2002. The Series 13 Options will expire in August 2008.

Series 14 Options

There are outstanding options to purchase an aggregate of 33,750 of our ordinary shares of which options to purchase an aggregate of 20,000 shares are held by one of our officers (the “Series 14 Options”). The Series 14 Options are exercisable at a price of approximately $11.69 per share. The optionholders are entitled to exercise 25% of the amount granted, each year, starting in September 2002. The Series 14 Options will expire in September 2008.

Series 15 Options

There are outstanding options to purchase an aggregate of 140,500 of our ordinary shares of which options to purchase an aggregate of 120,000 shares are held by three of our officers (the “Series 15 Options”). The Series 15 Options are exercisable at a price of approximately $10.38 per share. The optionholders are entitled to exercise 25% of the amount granted, each year, starting in October 2002. The Series 15 Options will expire in October 2007.

Series 16 Options

There are outstanding options to purchase an aggregate of 18,000 of our ordinary shares held by one of our employees (the “Series 16 Options”). The Series 16 Options are exercisable at a price of approximately $11.15 per share. The officer is entitled to exercise 25% of the amount granted each year, starting in October 2002. The Series 16 Options will expire in November 2007.

Series 17 Options

There are outstanding options to purchase an aggregate of 30,000 of our ordinary shares, of which options to purchase an aggregate of 20,000 shares are held by one of our officers (the “Series 17 Options”). The Series 17 Options are exercisable at a price of approximately $7.67 per share. The optionholders are entitled to exercise 25% of the amount granted each year, starting in July 2003. The Series 17 Options will expire in July 2008.

2003 Option Plan

On May 8, 2003, our Board of Directors adopted the 2003 Option Plan. Pursuant to the 2003 Option Plan, the Board of Directors authorized the issuance of options to purchase 260,000 ordinary shares at an exercise price of $7.00 per share to our officers and employees. The optionees are entitled to exercise 25% of the amount granted, each year, starting in June 2003.

The options will expire in June 2008. In granting the options, the Board of Directors selected the capital gains tax track pursuant to the new tax reform legislation which came into effect on January 1, 2003. (For more details – see Item 10 – “Taxation” – “Employee Stock Option Plan.”) The grant of these options is subject to the approval of our shareholders at our next annual general meeting which has not yet been convened.

Elbit Ltd. Options

As part of our merger with Elbit, we assumed each outstanding option to purchase ordinary shares of Elbit. Each such option was deemed to be an option to purchase our ordinary shares. Each assumed option entitles the optionholder to acquire, on substantially the same terms and conditions applicable under the original Elbit option plan and agreements, the number of our ordinary shares equal to the number of Elbit ordinary shares subject to the option, multiplied by the exchange ratio of 0.45. Any fractional interests resulting from the assumption of options for each optionholder will be aggregated and rounded up to the nearest whole number. With these exceptions, the existing Elbit option plan and agreements remain in full force and effect. The Elbit option plan provides that each option becomes exercisable as to 50% of the shares on the second anniversary of the date of grant, 25% of the shares on the third anniversary of the date of grant, and the remaining 25% on the fourth anniversary of the date of grant.

As of May 31, 2003, options to acquire 94,249 of our shares by virtue of the Elbit options were outstanding. The exercise price of these options range from $6.84 to $18.09 and their expiration date range from December 2004 to December 2006.

Elron Software Stock Option Plans

One of our officers was granted options exercisable for up to 125,000 shares of common stock of Elron Software in accordance with the option plans approved and amended by Elron Software’s board of directors in November 1997, December 1998, November 1999, May 2000 and November 2001. Pursuant to the terms of the plans, the exercise price of the options was the fair market value of the shares on the date of grant of $0.50 per share. The options will vest over a four year period.

As a result of the demerger of Elron Software effective as of April 1, 2000 to two companies, Elron Software and Elron TeleSoft each option granted prior to the demerger is exercisable for one share of common stock of Elron Software and one share of common stock of Elron TeleSoft for no additional consideration. The exercise price of $0.50 will be divided equally between Elron Software and Elron TeleSoft.

Options of Certain Officers to acquire shares in our private group companies

During 2001, the Board of Directors approved the grant of options to certain of our officers to acquire between 1% to 2% of our investments in certain private companies. The options are exercisable at the weighted average price of our investments. The options vest ratably over a three year period and are exercisable for an additional three years. To date, none of the foregoing options has been exercised.

Item 7.

Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth, as of May 31, 2003, unless otherwise specified, the number of ordinary shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of May 31, 2003, there were a total of 441 holders of record of our ordinary shares, of which 323 were registered with addresses in the United States. Such United States holders represented as of such date, holders of record of approximately 12.3% of our then outstanding ordinary shares.

Name and Address	Number of Ordinary Shares	Percent of Ordinary Shares

Discount Investment Corporation Ltd. (1) Tel Aviv, Israel	11,240,232	38.51%
Bank Leumi Group (2) Tel Aviv, Israel	2,398,463	8.22%
Clal Insurance Group (3)*	627,072	2.15%

*

less than 5%

(1)

IDB Holding Corporation Ltd. (“IDBH”) is the parent of IDB Development Corporation Ltd. (“IDBD”), which, in turn, is the parent of Discount Investment Corporation Ltd. (“DIC”) and the Clal Insurance Group. IDBH, IDBD and DIC are public companies traded on the Tel Aviv Stock Exchange.

On May 19, 2003, private companies controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati completed a sale of all of the shares of IDBH held by them, constituting approximately 51.7% of the outstanding share capital of IDBH, to a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which, following this transaction, holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

Nochi Dankner is Chairman of IDBH, IDBD and DIC. Shelly Dankner-Bergman, Isaac Manor (the husband of Ruth Manor), Dori Manor (the son of Isaac and Ruth Manor) and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD and DIC.

DIC’s address is 3 Azrieli Center, 43rd floor, Tel Aviv 67023, Israel.

(2)

The Bank Leumi Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Leumi. As of May 31, 2003, the State of Israel held approximately 41% of the outstanding shares of Bank Leumi. The balance of the shares of Bank Leumi were held as follows: (i) Migdal Insurance and Financial Holdings Ltd. held approximately 9.2% of the shares of Bank Leumi; (ii) Shlomo Eliahu Holdings Ltd. and affiliated companies held approximately 10% of Bank Leumi’s shares; (iii) mutual funds of the Bank Hapoalim group held approximately 5% of Bank Leumi’s shares; (iii) Otzar Hityashvuth Hayehudim B.M. held approximately 5.5% of Bank Leumi’s shares; and (iv) the public held the remainder of Bank Leumi’s shares. Migdal Insurance and Financial Holdings Ltd.’s shares are held by the Generali group, which holds approximately 64%, Bank Leumi, which holds approximately 22%, and by the public, which hold approximately 14%.

The Bank Leumi Group’s address is 13 Ahad Haam Street, Tel Aviv, Israel.

(3)

The Clal Insurance Group, is comprised of Clal Insurance Enterprises Holdings Ltd. (“Clal Insurance”) and its subsidiary companies, which are deemed to be major shareholders. Clal Insurance is majority owned by IDBD, the parent company of DIC, which is our parent company. The other major shareholder of Clal Insurance is Bank Hapoalim, which holds approximately 23% of Clal Insurance’s shares. The remaining shareholders of Clal Insurance hold less than 5% of the shares.

The Clal Insurance Group’s address is 48 Menachem Begin Rd., Clal Development Bldg., Tel Aviv, Israel.

Related Party Transactions

Directors’ Compensation

In July 2002, we agreed to grant compensation to all of our directors for the fiscal year 2002, according to the maximum amount then permitted according to the Israeli Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 2000 (the “External Director Regulations”), for companies of the same classification in relation to its shareholder’s equity, which were, in addition to reimbursement of expenses, approximately NIS 43,000 (approximately $9,100) per director for one year and in addition approximately NIS 1,650 (approximately $348) per director for participation in each meeting of the board of directors or the audit committee.

Compensation of the Chairman

As long as Mr. Erel is the Chairman of the board of directors he is to receive an option to acquire up to 1.5% of any shares or other securities acquired in all of the investments in new companies, made or to be made by us after January 1, 2000, and an option to acquire up to 0.75% of any shares or other securities acquired in all the investments in private companies, held by us prior to January 1, 2000 (together, the “Option”). Our investment in those companies (the “Invested Company”) might be directly or indirectly (through DEP). The Option shall be exercisable at the weighted average price of investments made by us with respect to any such Invested Company until the date of exercise of the Option. The Option shall be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by us in the relevant Invested Company, provided that at the time of the Option exercise Mr. Erel is a director or an employee of ours and that we have not sold or otherwise transferred to a third party our securities in the relevant Invested Company.

Mr. Erel shall be entitled to participate in a sale by us of shares which were, or are, subject to Mr. Erel’s Option hereunder, by selling the same proportion of his shares along with us. We may require Mr. Erel to sell such shares together with a sale of shares by us. Sales by Mr. Erel of shares acquired upon exercise of the foregoing Options, which are not publicly traded, will require our approval. To date, none of the foregoing options have been exercised.

Acquisition of 67% of the shares of DEP

On May 6, 2002, we completed the purchase of DIC’s holding of 67% of the shares of DEP. Pursuant to the share purchase agreement with DIC dated November 19, 2001 we issued 2,261,843 ordinary shares to DIC in exchange for all of the shares held by DIC in DEP, including DIC’s rights to loans provided by DIC to RDC. We and DIC received written opinions from our respective financial advisors that the number of shares issued to DIC in the transaction was fair from a financial point of view The transaction was approved by our shareholders at a special meeting held on April 28, 2002.

Merger with Elbit Ltd.

On May 15, 2002, we completed our merger with Elbit Ltd. Pursuant to the Agreement and Plan of Merger dated October 31, 2002, Elbit merged with us and we issued to Elbit’s shareholders (other than us) approximately 5,617,600 Elron shares, based on an exchange ratio of 0.45 of our ordinary shares for each Ordinary Share of Elbit. We and Elbit received written opinions from our respective financial advisors that the exchange ratio was fair from a financial point of view. The merger was approved by our and Elbit’s shareholders, creditors and optionholders on April 28, 2002 and April 29, 2002, respectively, and by the District Court of Tel-Aviv-Jaffa.

Acquisition of Shares of Galil Medical Ltd.

During 2002 and through May 31, 2003, we and, our subsidiary RDC, invested approximately $8.3 million and our parent company, DIC, invested approximately $3.5 million in convertible notes of Galil Medical in accordance with the terms of the Note Purchase Agreement dated May 2002 and the various addenda thereto. In addition, on June 27, 2002, we purchased an additional 10.75% of Galil’s outstanding shares from Lumenis Ltd., in consideration for $0.8 million. Lumenis also received the right to receive a future earn-out payment, conditioned upon the occurrence of certain events on or before May 27, 2004. In the same transaction, DIC also purchased an additional 10.75% of Galil’s outstanding shares from Lumenis under the same terms and conditions. These transactions were approved by our Audit Committee and our Board of Directors due to DIC’s participation in the transactions.

Lease Agreement with Elbit Systems.

Elbit Systems currently leases from Elbit Ltd. approximately 170,000 square feet of office and manufacturing space in Karmiel, Israel. The lease expires in October 2006 and may be terminated earlier by Elbit Systems upon twelve months’ prior written notice. The monthly rent is an amount in NIS equal to approximately $0.548 per square foot linked to the U.S. dollar and the U.S. CPI, payable quarterly at the beginning of each quarter. In the event that the area leased is substantially reduced, the monthly rent will be determined by the parties.

Directors and Officers Insurance Policy

In February 2003, following the resolution and recommendation of our Audit Committee and Board of Directors, our shareholders approved and ratified the purchase of a directors’ and officers’ liability insurance policy (the “Policy”) for the directors and officers of the Company and separately approved the application of the Policy to Lenny Recanati, then one of our directors, and any future director or officer of the Company who may be considered a “Controlling Shareholder” under the Companies Law, 1999. The principal terms of the Policy are as follows:

(1)

The Policy is for a period beginning on January 1, 2003 and ending on December 31, 2003.

(2)

The coverage under the Policy is limited to $20 million per claim and in the aggregate during the Policy period.

(3)

The annual premium to be paid with respect to the Policy will be approximately $1,075,000.

In addition, the shareholders approved: (i) any renewal and/or extension of the Policy for all our directors and officers; and (ii) the purchase of any other directors’ and officers’ liability insurance policy for our directors and officers upon the expiration of the Policy; provided that any such renewal, extension or purchase referred to in clauses (i) and (ii) above is for the benefit of our previous and/or current and/or future directors and officers and on terms substantially similar to those of the Policy; and that the premium will not increase by more than 25% in any year, as compared to the previous year.

Purchase of Shares of Given Imaging from RDC

On May 13, 2003, we and Rafael, the minority shareholder of RDC, purchased 2,000,000 shares of Given Imaging (1,000,000 each) from RDC for total consideration of approximately $12.2 million. Of the proceeds, a total of $4.0 million was used by RDC to repay shareholders’ loans to each of Rafael and us and $2.5 million was used to repay its bank loan.

Item 8.

Financial Information

Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are incorporated herein by reference to Item 18 below.

Legal Proceedings

Gesser Claim

On September 8, 1999, we received a copy of a statement of claim, along with a court order requiring a motion to approve this claim as a class action, submitted by Mr. David Gesser, a shareholder of Elscint. The motion requests that this claim be approved as class action instead of the previous claim submitted by Mr. Yonatan Aderet. This claim names as defendants Elscint Ltd., Elbit, our company, and Messrs. Emmanuel Gill, Uzia Galil, Dov Tadmor, Micha Angel and Yigal Baruchi, former directors of Elscint, and Mr. Yonatan Aderet, the former President and director of Elscint. The motion was submitted by the applicant on behalf of all existing shareholders of Elscint who held Elscint’s shares on February 18, 1999. The plaintiff seeks damages of approximately $158.0 million.

The claim alleges that the defendants, by their decisions regarding the sale of Elscint’s assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to purchase from each of the members of the represented class all shares held by them at a price of $27.46 per share. The lawsuit has been suspended pursuant to an arrangement reached by the parties pending the outcome of the appeal in the Investors claim described below. The arrangement provides that if the appeal as described in the “Investors Claim” immediately below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

Investors Claim

On November 2, 1999, we received a statement of claim and an application to claim as a class action against Europe Israel (M.M.S.) Ltd. (EIL), Elbit Medical Imaging, Elscint, Control Centers Ltd. (the controlling shareholder of EIL), Marina Herzliya Limited Partnership 1988 (which is controlled by Control Centers) and against us and 25 past and present officers of the above companies, including officers of Elron.

The claim was submitted by a number of investors and others, who hold shares in Elscint, while the application to approve the claim as a class action was submitted on behalf of shareholders who held shares in Elscint on September 6, 1999 and continued to hold such shares on the date of application, excluding the respondents.

The allegations, which the claimants raised against us and our officers, relate to the period prior to the sale of our holdings in Elbit Medical Imaging to EIL. These allegations include, among others, that (i) we and our officers gave preference to the interests of our company and the personal interests of our officers over the interests of Elscint and its minority shareholders; (ii) we and our officers did not act in order to enable the minority shareholders of Elscint to participate in the proceeds of the sale of Elscint’s assets; and (iii) general allegations against the transactions whereby we sold our holdings in Elbit Medical Imaging to EIL. Further allegations were raised against the other respondents.

The plaintiffs seek a court order pursuant to which Elbit Medical Imaging would be compelled to execute the alleged buy-out of shares at $14 per share. Alternatively, the claimants have requested additional remedies set forth in the statement of claim, including a remedy requested also from us and our officers regarding compensation for the damages that they allege were suffered by them and/or by Elscint. Certain of the remedies have been requested also as derivative claims on behalf of Elscint. The maximum liability in this claim is not specified by the plaintiffs.

On August 16, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants requested and were granted permission to appeal to the Supreme Court of Israel. In addition, the claimants submitted an amended claim in February 2001, which was not recognized as a class action suit. The allegations are similar to those in the previous claim. The appeal to the Supreme Court is still pending.

We deny all the allegations set forth in the above claims and are defending and intend to continue defending against such claims. Other than the above matters, we are not a party to any material litigation and we are not aware of any pending or threatened litigation that would have a material adverse effect on us or our business.

Dividend Policy

The declaration of dividends is determined each quarter by the board of directors taking into consideration our financial status, profitability, realization of assets and our investment requirements.

Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2002.

Item 9.

The Offer and Listing

Markets and Share Price History

Our ordinary shares are traded on the Nasdaq National Market, where our shares are listed and traded on the under the symbol “ELRN”. Prior to March 27, 2001, our shares were traded under the symbol “ELRNF”. Our shares are also traded on the Tel Aviv Stock Exchange (TASE) in Israel. The following table sets forth, for the periods indicated, the high and low reported sales prices of our Ordinary Shares on the Nasdaq National Market and, in New Israeli Shekels (NIS), on the Tel Aviv Stock Exchange:

	NASDAQ	NASDAQ	TASE	TASE

Period	High (US dollars)	Low (US dollars)	High (NIS)	Low (NIS)

May 2003	8.78	6.79	38.93	31.18
April 2003	8.05	6.32	36.55	29.46
March 2003	6.81	5.76	31.79	27.94
February 2003	5.78	4.92	27.34	23.97
January 2003	5.70	5.02	27.26	24.83
December 2002	7.56	5.75	35.55	27.76
Fourth Quarter 2002	7.56	5.50	35.55	27.71
Third Quarter 2002	9.15	6.26	43.24	30.63
Second Quarter 2002	9.94	7.71	47.58	37.68
First Quarter 2002	14.83	10.57	65.80	45.58
Fourth Quarter 2001	14.65	11.00	64.90	48.17
Third Quarter 2001	15.65	10.55	65.00	47.51
Second Quarter 2001	16.29	11.63	67.60	49.55
First Quarter 2001	27.00	11.50	105.00	51.40
2000	55.12	25.00	216.68	104.40
1999	30.25	14.44	122.70	60.80
1998	19.25	10.00	69.33	44.03
1997	18.50	10.75	63.24	34.33

Item 10.

Additional Information

Memorandum and Articles of Association

Articles of Association; Israel Companies Law

Our shareholders approved the adoption of our new Articles of Association in March 2001. The objective of Elron as stated in our Articles and in our Memorandum of Association is to engage in any lawful activity.

We have currently outstanding only one class of securities, our Ordinary Shares, par value NIS 0.003 per share. No preferred shares are currently authorized.

Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. According to our Articles, any modification of the Articles requires the approval of a Special Majority at a General Meeting. A Special Majority is defined in our Articles as at least a majority of 67% of the shareholders who voted at the General Meeting, without taking abstaining votes into account.

The Israeli Companies Law and our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. Under the Israeli law and regulations and our Articles of Association, notice of the meeting is required to be published in two widely distributed daily newspapers published in Hebrew and to be sent to shareholders whose names appear in the Shareholders Register if their registered shares are not in Israel. No business may be commenced until a quorum of two or more shareholders holding at least one third of the voting rights are present in person or by proxy. The Israeli Companies Law provides that the record date for the participation of shareholders of a company whose shares are traded or registered outside of Israel such as us may be no more than 40 but no less than 4 days prior to the meeting, provided that notice for said meeting is given prior to the record date. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•

amendments to our Articles and Memorandum of Association;

•

appointment or termination of our auditors;

•

appointment and dismissal of directors;

•

approval of interested party actions and transactions requiring general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law;

•

increase or reduction of our authorized share capital and alterations of our share capital;

•

a merger as provided in section 320(a) of the Israeli Companies Law;

•

the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israeli Companies Law; and

•

any matter that is required to be adopted by resolution of a general meeting pursuant to the Israeli Companies Law or in accordance with our Articles.

An extraordinary meeting of our shareholders shall be convened by the decision of the board, or at the request of any two directors or one quarter of the officiating directors, or by request of one or more shareholders holding at least 5% of the voting rights in our company. Shareholders requesting an extraordinary meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the board must convene an extraordinary meeting and send out notices setting forth the date, time and place of the meeting. Such notice must be given at least 21 days, but not more than 35 days, prior to the extraordinary meeting.

The Israeli Companies Law codifies the fiduciary duties and duty of care that office holders owe to a company. An office holder, is defined in the Israeli Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the general manager or (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title. Each person listed in the table under “Directors and Senior Management” in Item 6 above is an office holder.

The Israeli Companies Law requires that an office holder of a company promptly disclose, and no later than the first board meeting in which such transaction is discussed, any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder’s relative (as defined above). An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction in which an officer has a personal interest that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, board approval is required unless the Articles of Association of the company provide otherwise. If the transaction in which an officer has a personal interest is an extraordinary transaction, then, it must also be approved by the audit committee and by the board of directors.

Agreements regarding directors’ terms of employment require the approval of audit committee, the board of directors and the shareholders. In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

a)

all of the directors shall be permitted to vote on the matter and attend the meeting in which the matter is considered; and

b)

the matter requires approval of the shareholders at a general meeting.

According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. The term “controlling shareholder” for these purposes also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company.

Such shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present in person or by proxy at the meeting (without taking abstaining votes into account), or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company. Under specified circumstances, such shareholder approval is not required.

Under the Israeli Companies Law and the regulations thereunder, if a private placement will result in a party acquiring 20% or more of the voting rights of a company, then the allotment must be approved by the board of directors and by the shareholders of the company. If a substantial placement is made to a director or a Chief Executive Officer, or if any placement is made to any person that will become a controlling shareholder after the issuance, the allotment must be approved by the board of directors and the by the shareholders. A substantial private placement of securities is defined as a private placement that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital. Any placement of securities that does not fall within the above description may be issued at the discretion of the board of directors.

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders when exercising his rights and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•

any amendment to the Articles of Association;

•

an increase of the company’s authorized share capital;

•

a merger; or

•

approval of interested party acts and transactions that require general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the general meeting of the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the directors participating in a duly convened meeting.

Material Contracts

For a discussion of the merger agreement relating to our merger with Elbit Ltd. and the share purchase agreement relating to our purchase of DIC’s 67% shareholding in DEP, see Item 4- “Information on the Company” above.

On December 2, 2002, Elbit.Com Ltd., a wholly owned subsidiary of Elbit and through which we hold our shares in Partner, executed a Deed of Pledge with Bank Leumi Le-Israel B.M.

pursuant to which we pledged approximately 15.9 million of our shares of Partner representing, as of June 2, 2003, approximately 85% of our total holdings of Partner, to a consortium of banks as security by us and Partner’s other original shareholders for Partner’s obligations under its line of credit with the consortium of banks, each pro rata to its respective holding. The Deed of Pledge replaced a previous pledge of the same shares. The Deed of Pledge has been filed as Exhibit 4.16 to this Annual Report.

On June 16, 2003, we signed an Addendum to the RDC Joint Venture Agreement dated June 16, 2003 among DEP Technology Holdings Ltd., Rafael Armament Development Authority Ltd., Galram Technologies Industries Ltd. and RDC Rafael Development Corporation Ltd. The RDC Joint Venture Agreement grants RDC certain rights to exploit commercially technologies of Rafael in non-military markets. This Addendum has been filed as Exhibit 4.17 to this Annual Report.

Exchange Controls

The Israeli Currency Control Law, 1978 imposes certain limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through “general” and “special” permits. In May 1998, a new “general permit” was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of Ordinary Shares and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments.

Taxation

The following is a summary of the material provisions of the current tax law applicable to companies in Israel, with special reference to its effect on us and our group companies. The following also contains a discussion of material Israeli tax consequences to our shareholders and government programs from which we and some of our group companies benefit. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the tax authorities in question.

In July 2002, the Israeli Parliament approved a law enacting extensive changes to Israel’s tax law (the “Tax Reform Legislation”) generally effective January 1, 2003. Among the key provisions of the Tax Reform Legislation are (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the “controlled foreign corporation” concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid/withheld or will be paid/withheld by the subsidiary in its country of residence, according to the terms and conditions determined in the Israeli Tax Ordinance.

The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

Israeli companies are generally subject to company tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below) may be considerably less.

Law for the Encouragement of Capital Investments, 1959

From time to time, certain operations of our group companies have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law.

The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, or the Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25% (rather than 36% as stated above) for a period of time termed the benefit period. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

A company owning an Approved Enterprise may elect to forego certain government grants extended to Approved Enterprises in return for what is termed an alternative package of tax benefits (referred to as the Alternative Package). Under the Alternative Package, a company’s undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and ten years, depending on the geographic location the Approved Enterprise within Israel. Such company will be eligible for the tax benefits under the Investment Law for the remainder of the benefit period.

Should the percentage of share capital of the companies having Approved Enterprises held by foreign shareholders exceed 25%, future Approved Enterprises of such companies would qualify for reduced tax rates for an additional three years, after the seven years mentioned above.

The company tax rate applicable to income earned from Approved Enterprise programs (currently, for programs on which an application for an approved enterprise status was submitted before 31, December, 2002) in the benefit period by a company meeting these qualifications is as follows:

% of Foreign Ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

Entitlement to these benefits is subject to the final ratification of the Investment Center, and is conditioned upon fulfillment of all terms of the approved program. However, there can be no assurance that our group companies which enjoy Approved Enterprise benefits will obtain approval for additional Approved Enterprises, or that the provisions of the Investment Law will not change with respect to future approvals, or that the above-mentioned shareholding portion will be reached for each subsequent year.

A company that has elected the Alternative Package and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to deferred company tax in respect of the amount distributed (including the recipient’s tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package. This rate is generally 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares.

The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally 15% as compared to 25%), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the limitation does not apply if the company qualifies as a foreign investors’ company. This tax must be withheld by such company at source, regardless of whether the dividend is converted into foreign currency.

Subject to certain provisions concerning income subject to Mixed Enterprises, all dividends are considered to be attributable to the entire enterprise and the effective tax rate on the dividend is the result of a weighted combination of the various applicable tax rates. However, such company is not obliged to distribute exempt retained profits under the Alternative Package, and such company may generally decide from which year’s profits to declare dividends.

Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage differences and interest.

Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 (referred to as the Inflationary Adjustments Law) is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles. We are taxed under this law.

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the consumer price index. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the consumer price index.

The salient features of the Inflationary Adjustments Law can be described generally as follows:

A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (soft) Assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis to the following year, to be deducted from any taxable income, the excess amount will be considered a business loss). If the depreciated cost of Fixed Assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index (from the beginning of the 1982 fiscal year, and as of the 1985 fiscal year, with respect to equipment); and gains on the sale of certain traded securities are taxable.

However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Law for the Encouragement of Industry (Taxes), 1969

Certain of our group companies currently qualify as Industrial Companies within the definition of the Law for the Encouragement of Industry (Taxes), 1969 (referred to as the

Industry Encouragement Law). According to the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which in any tax year (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an Industrial Enterprise owned by it. An Industrial Enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

The following preferred corporate tax benefits are available to Industrial Companies: (a) deduction of purchases of know-how and patents over an eight-year period for tax purposes; (b) under certain interpretations, deduction of expenses incurred in connection with a public issuance of securities over a three-year period; and (c) an election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies and/or with a company that controls an Industrial Company and a specified percentage of its assets are invested in industrial companies.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that our group companies will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31 2002 is taxed at the marginal rate of up to 50% for individuals and 36% for corporations. Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets acquired after that date has been reduced to 25%; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after that date that the asset was held.

Under current law, effective January 1, 2003 so long as our Ordinary Shares are listed on a stock exchange the sale of these shares is subject to 15% tax in case the shares were purchased after December 31, 2002 , and in case the shares were purchased before that date the sale will be subject to a blended tax in which the portion of the gain accrued until December 31, 2002 will be exempt from Israeli capital gains tax and the portion of the real gain accrued from January 1, 2003 until the date of sale will be subject to 15% tax. The taxable real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the event the above mentioned calculation creates a loss, such loss can only be offset against a capital gain from other traded securities according to the provisions of the Israeli law. The amount of the loss is limited to the difference between the adjusted average value and the value of the shares at the date of sale.

In addition, if our ordinary shares are traded on the Tel Aviv Stock Exchange (or listed on a stock exchange recognized by the Israeli Ministry of Finance), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel and companies taxed under the Inflationary Adjustment Law are taxed at regular tax rates applicable to business income.

Employee Stock Options

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 50% tax) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee , and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the profit upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee (in this track the optionee is not required to make payments to the National Insurance Institute and health tax) and the Company may not recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the end of the year in which the options were granted; or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 50% tax) plus payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

In accordance with the provisions of the Tax Reform Legislation, if a company has selected the capital gains track, the company must continue granting options under the selected capital gains track until the end of the year following the year in which the first grant of options under that trustee track will be made. Notwithstanding the above, the company may at any time also grant options under the provisions of the income tax track without a trustee.

The above rules apply only to employees, including officer holders but excluding controlling shareholders.

U.S.-Israel Tax Treaty

Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (referred to as the U.S.-Israel Tax Treaty), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a Treaty U.S. Resident) will not be subject to Israeli capital gains tax unless (a) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (b) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of shares by a Treaty U.S. Resident who is an individual and was present in Israel for more than 183 days during the relevant taxable year or who holds, directly or indirectly, shares representing 10% or more of the voting power of a company at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable, unless the aforementioned exemption from capital gain tax for shares listed on the Tel-Aviv Stock Exchange applies; however, in case under the U.S.-Israel Tax Treaty and the Israeli tax law a Treaty U.S. Resident will be subject to capital gain tax in Israel, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel and capital gain as mentioned above. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. For example, the tax rate would be 12.5% if the non-resident is a company which holds 10% or more of our voting power pursuant to the U.S.-Israel Tax Treaty. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States will be 25%. However, under the Investment Law, dividends generated by an Approved Enterprise in any case are taxed at the rate of 15%.

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

•

an individual citizen or resident of the U.S.;

•

a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

•

an estate, the income of which may be included in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who hold the ordinary shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our ordinary shares.

Taxation of Distributions on Ordinary Shares

The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described above under “Taxation of Non-Residents.” A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 120-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company,” a “foreign personal holding company” or a “foreign investment company” (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates. Distributions received by a foreign corporation that is not a “qualified foreign corporation” are taxed at a minimum rate of 35%.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date of the distribution. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income.” U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 30 day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16 day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition and is eligible for a maximum 15% rate of taxation for individuals. The maximum rate of 15% applies to sales or exchanges on or after May 6, 2003. Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed as ordinary income at a maximum rate of 35%. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. If the QEF regime applies, then each year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of the our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his ordinary shares as capital gain.

Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC and can be revoked only with the consent of the Internal Revenue Service. A shareholder makes a QEF election by attaching a completed Internal Revenue Service Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a U.S. person who is a shareholder in a PFIC must file a completed Internal Revenue Service Form 8621 every year.

If a QEF election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then both the QEF regime and the excess distribution regime, defined below, will apply simultaneously unless the U.S. holder makes a special election.

A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are publicly traded. Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the ordinary shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three years or such U.S. holder’s holding period for our shares, or (2) 100% of the gain from the disposition of our shares.

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year, as well as amounts allocated to taxable years prior to the first year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to prior years of the U.S. holder during which we were a PFIC would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The U.S. holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A U.S. holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Code.

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

We believe that in 2002 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a PFIC. In addition, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2003 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to “mark to market” the ordinary shares or to become subject to the “excess distribution” regime.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at rate of up to 28% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. holders of Ordinary Shares

Except as provided below, a non-U.S. holder of ordinary shares (except certain former U.S. citizens and long-term residents of the United States) will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on ordinary shares unless the payment is made through a paying agent, or an office of a paying agent, in the United States. Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 28% with respect to the payment within the United States of dividends on the ordinary shares unless the holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 28% on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a “U.S. related person,” information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder’s foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a “U.S. related person” is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a non-U.S. holder, or alternatively, the non-U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

Documents on Display

We are required to file reports and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-

end results promptly and file periodic information with the SECunder cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at the facilities listed above. In addition, certain of our filings are available to the public at the SEC’s website at http://www.sec.gov. We also generally make available on our own web site (www.elron.com) all our quarterly and year-end financial statements as well as other information.

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this Annual Report. We urge you to review the exhibits themselves for a complete description of the contract or document.

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

For disclosures regarding our market risk exposures, see Item 5 Operating and Financial Review and Prospects above.

Item 12.

Descriptions of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures.

Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

Item 16.

[Reserved]

PART III

Item 17.

Financial Statements

Not Applicable.

Item 18.

Financial Statements

The financial statements follow the certifications following the signature page of this Annual Report.

Item 19.

Exhibits

1.1

Articles of Association (English translation) approved by the registrant’s shareholders on March 19, 2000, incorporated by reference to Exhibit 1.1 to the registrant’s Form 20-F for the year ended December 31, 2000, filed with the Commission on June 8, 2001.

1.2

Memorandum of Association of Elron Electronic Industries Ltd., incorporated by reference to Exhibit 1.2 to the registrant’s Form 20-F for the year ended December 31, 2000, filed with the Commission on June 8, 2001.

4.1

Shareholders Agreement entered into between Elron Electronic Industries Ltd., Federmann Enterprises Ltd. and Heris Finanz A.G., dated December 19, 1999, incorporated by reference to Exhibit 4.1 to the registrant’s Form 20-F for the year ended December 31, 1999, filed with the Commission on June 30, 2000.

4.2

Joint Venture Agreement dated as of April 1993 among Discount Investment Corporation Ltd., PEC Israel Economic Corporation, Rafael Armament Development Authority Ltd., Galram Technology Industries Limited, incorporated by reference to Exhibit 10.4 to Amendment No. 5 to the registrant’s Registration Statement on Form F-4, filed with the Commission on March 14, 2002 (“RDC Joint Venture Agreement”).

4.4

Merger Agreement dated December 19, 1999 by and between Elbit Systems Ltd., Elop Electro-Optics Industries Ltd., Federmann Enterprises Ltd., Heris Finanz Aktiengeselshaft, and Rehovot Instruments Ltd., incorporated by reference to Exhibit 2 to the Form 6-K of Elbit Systems Ltd., filed with the Commission on March 6, 2000.

4.5

Registration Rights Agreement dated as of July 5, 2000 among the registrant, Elbit Systems Ltd., Federmann Enterprises Ltd., and Heris Finanz A.G., incorporated by reference to Exhibit 2 to the Form 6-K of Elbit Systems Ltd., filed with the Commission on March 6, 2000.

4.6

Share purchase agreement dated as of March 2, 2000 among Microsoft Corporation, Peach Networks Ltd. (“Peach”), Elbit Ltd., Ofir Paz, Avishai Keren, Meir Feder and the shareholders of Peach, incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F/A of Elbit Ltd., filed with the Commission on March 15, 2002.

4.7

Asset purchase agreement dated as of June 5, 2000, by and among Cisco Systems, Inc., Elbit, Ltd. and HyNEX Ltd., incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F/A of Elbit Ltd., filed with the Commission on March 15, 2002.

4.8

Bank Facility of Partner Communications Company Ltd. dated August 13, 1998, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F/A of Elbit Ltd., filed with the Commission on March 15, 2002.

4.9

Amending and Rescheduling Agreement dated July 9, 2000 (amending the Bank Facility of Partner Communications Company Ltd.), incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F/A of Elbit Ltd., filed with the Commission on March 15, 2002.

4.11

License from the Israeli Ministry of Communications issued to Partner Communications Company Ltd. on April 8, 1998, incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F/A of Elbit Ltd., filed with the Commission on March 15, 2002.

4.12

Form of Indenture between Partner Communications Company Ltd. and The Bank of New York, as Trustee, including form of note, incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F/A of Elbit Ltd., filed with the Commission on March 15, 2002.

4.13

Relationship Agreement dated October 10, 1999 by and among Matav-Cable Systems Media, Hutchison Whampoa Limited and Matbit Telecommunication Systems Ltd. (original shareholders of Partner Communications Company), incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F/A of Elbit Ltd., filed with the Commission on March 15, 2002.

4.14

Agreement and Plan of Merger between Elron Electronic Industries Ltd. and Elbit Ltd. dated October 31, 2001, incorporated by reference to Exhibit 2.1 to the registrant’s Registration Statement on Form F-4, filed with the Commission on November 15, 2001.

4.15

Share Purchase Agreement dated as of November 19, 2001, between Elron Electronic Industries Ltd. and Discount Investment Corporation Ltd., incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-4, filed with the Commission on November 15, 2001.

4.16	Deed of Pledge dated December 2, 2002 between Elbit.Com Ltd. and Bank Leumi Le- Israel B.M.

4.17

Addendum to RDC Joint Venture Agreement dated June 16, 2003 among DEP Technology Holdings Ltd., Rafael Armament Development Authority Ltd., Galram Technologies Industries Ltd. and RDC Rafael Development Corporation Ltd.

8.1	List of subsidiaries.

10.1	Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young International, for Elron Electronic Industries Ltd.

10.2	Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young International, for NetVision Ltd.

10.3	Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young International, for Elbit Systems Ltd.

10.4	Consent of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, for A.M.T. Advanced Metal Technologies Ltd.

10.5	Consent of Somekh Chaikin, a member of KPMG International, for Given Imaging Ltd.

10.6	Consent of Somekh Chaikin, a member of KPMG International, for DEP Technology Holdings Ltd.

10.7	Consent of PricewaterhouseCoopers LLP for Chip Express Corporation.

99.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

99.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*

This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: June 26, 2003	ELRON ELECTRONIC INDUSTRIES LTD.
	By:	/s/ Doron Birger

Name: Doron Birger Title: President & Chief Executive Officer

By:	/s/ Tal Raz

Name: Tal Raz Title: Vice President & Chief Financial Officer

CERTIFICATIONS

I, Doron Birger, certify that:

1.

I have reviewed this annual report on Form 20-F of Elron Electronic Industries Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003
/s/ Doron Birger

Doron Birger President and Chief Executive Officer

CERTIFICATIONS

I, Tal Raz, certify that:

1.

I have reviewed this annual report on Form 20-F of Elron Electronic Industries Ltd.

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003
/s/ Tal Raz

Tal Raz Vice President and Chief Financial Officer

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             As of December 31, 2002

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                 C O N T E N T S

                                                                              Page
                                                                              ----

Report of Independent Auditors                                                 2

Consolidated Balance Sheets                                                  3 - 4

Consolidated Statements of Operations                                          5

Consolidated Statements of Shareholders' Equity                                6

Consolidated Statements of Cash Flows                                        7 - 9

Notes to the Consolidated Financial Statements                              10 - 65

Annex to the Consolidated Financial Statements                                 66

                                   # # # # # #

                         REPORT OF INDEPENDENT AUDITORS

To the shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of Elron Electronic
Industries Ltd. (the "Company") and its subsidiaries, as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets constitute 4.5% of consolidated total assets as of December 31, 2002, and whose net losses constitute approximately 4.8% of consolidated net loss for the year ended December 31, 2002. Also, we did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $13.0 million and $11.5 million as of December 31, 2002 and 2001, respectively, and the Company's equity in their losses amounted to $4.6 million and $8.1 million for the years ended December 31, 2002 and 2001, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subisidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in United States.

                           /s/ Luboshitz Kasierer

                               Luboshitz Kasierer
               An affiliate member of Ernst & Young International

Tel Aviv, Israel
March 12, 2003

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

          In thousands of U.S. Dollars, except share and per share data

                                                                                     December 31
                                                                 --------------------------------------
                                                                 Note             2002            2001(*)
                                                                 ----             ----            -------

ASSETS
  Current assets:
   Cash and cash equivalents                                      (4)           $ 67,901          $ 90,404
   Marketable securities                                                           3,180               264
   Trade receivables, net                                         (5)              9,238             9,627
   Other receivables and prepaid expenses                                          4,528             4,395
   Inventories and contracts-in-progress                                           2,197             1,671
                                                                                --------          --------
         Total current assets                                                     87,044           106,361
                                                                                --------          --------
  Long-term assets:

   Investments in affiliated companies                            (6)            131,256           162,260
   Investments in other companies and long-term receivables       (7)             97,158             7,504
   Long-term debentures and deposits                              (9)             28,928            22,127
   Deferred taxes                                                (15)              2,990               973
   Severance pay deposits                                                          2,262             2,313
                                                                                --------          --------
         Total long-term assets                                                  262,594           195,177
                                                                                --------          --------
   Property and equipment, net                                   (10)             11,576             4,971
                                                                                --------          --------
   Other assets:                                                 (11)
     Goodwill                                                                     21,538             8,833
     Other intangible assets                                                      18,577            10,968
                                                                                --------          --------
                                                                                  40,115            19,801
                                                                                --------          --------
         Total assets                                                           $401,329          $326,310
                                                                                ========          ========

(*) Restated - see Note 3(G).

        The accompanying notes are an integral part of the consolidated financial statements.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                       CONSOLIDATED BALANCE SHEETS (Cont.)
          In thousands of U.S. Dollars, except share and per share data

                                                                                     December 31
                                                                 --------------------------------------
                                                                 Note             2002            2001(*)
                                                                 ----             ----            -------

LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:

    Short-term loans from banks                                   (12)            $ 15,362         $ 16,009
    Current maturities of long-term loans from banks
        and others                                                (14)              17,637              608
    Trade payables                                                                   5,738            4,514
    Other payables and accrued expenses                           (13)              16,516            9,321
                                                                                  --------          -------
         Total current liabilities                                                  55,253           30,452
                                                                                  --------          -------
   Long-term liabilities:
    Long-term loans from banks and others                         (14)              49,389           51,808
    Accrued severance pay and retirement
      obligations                                                                    2,921            3,914
    Deferred taxes                                                (15)              23,650                -
    Other                                                                              414              383
                                                                                  --------          -------
         Total long-term liabilities                                                76,374           56,105
                                                                                  ========          =======
   Contingent liabilities, pledges and commitments                (16)

   Minority interest                                                                 3,185            1,040
                                                                                  --------          -------
   Shareholders' equity:                                          (17)
    Ordinary shares of NIS 0.003 par value;
        Authorized - 35,000,000 and 31,500,000
          shares as of December 31, 2002 and 2001
          respectively;
        Issued and outstanding - 29,180,970 and
        21,213,664 shares as of December 31,
          2002 and 2001, respectively;                                               9,572            9,567
    Additional paid-in capital                                                     267,482          165,680
    Accumulated other comprehensive income                                           7,529           42,231
    Retained earnings (deficit)                                                    (18,066)          21,235
                                                                                  --------         --------
         Total shareholders' equity                                                266,517          238,713
                                                                                  --------         --------
         Total liabilities and shareholders' equity                               $401,329         $326,310
                                                                                  ========         ========

---------------------------------------    -----------------------------  --------------------------------
                 AMI EREL                          AVRAHAM ASHERI                    DORON BIRGER
    Chairman of the Board of Directors                Director                President & Chief Executive
                                                                                       Officer

Date of approval of financial statements: March 12, 2003

(*) Restated - See Note 3(G).

        The accompanying notes are an integral part of the consolidated financial statements.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          In thousands of U.S. Dollars, except share and per share data

                                                                           Year ended December 31
                                                               -------------------------------------------
                                                       Note         2002          2001(*)        2000(*)
                                                       ----         ----          -------        -------

Income
  Revenues                                                        $ 23,468     $    32,859     $   39,162
  Equity in losses of affiliated
    companies' investments                             (19)        (21,911)     (*)(27,242)     (*)(9,483)
  Gain from disposal and changes in
    holdings in subsidiaries and affiliated
    companies, net                                     (20)          6,888           3,179      (*)26,819
  Other income (expenses), net                         (21)           (743)      (*)(4,885)        43,458
                                                                  --------     -----------     ----------
                                                                     7,702           3,911         99,956
                                                                  --------     -----------     ----------
Costs and Expenses

  Cost of revenues                                                  11,557          22,048         26,523
  Research and development costs, net                                7,818           8,979          7,785
  Marketing and selling expenses, net                               14,428          10,587         14,710
  General and administrative expenses                               11,272          11,810         13,740
  Restructuring costs                                (3C(3))         2,318           2,203              -
  Amortization of intangible assets                                  2,058           3,734          3,180
  Financial expenses (income), net                     (22)            474          (1,251)        (2,406)
                                                                  $ 49,925     $    58,110     $   63,532
                                                                  --------     -----------     ----------
       Income (loss) before taxes on income                        (42,223)     (*)(54,199)     (*)36,424
Taxes on income (tax benefit)                          (15)         (2,855)         (2,947)         8,079
                                                                  --------     -----------     ----------
      Income (loss) from continuing
operations after taxes on income                                   (39,368)     (*)(51,252)    (*) 28,345
Minority interest in losses of subsidiaries                          2,823             438            171
                                                                  --------     -----------     ----------
      Income (loss) from continuing
operations                                                         (36,545)     (*)(50,814)    (*)(28,516)
Loss from discontinued operations                      (23)         (2,756)              -              -
                                                                  --------     -----------      ---------
Net income (loss)                                                 $(39,301)    $(*)(50,814)    $(*)28,516
                                                                  ========     ===========     ==========

Income (loss) per share:                               (18)
  Basic income (loss) per share data -
      Income (loss) from continuing operations                    $  (1.39)    $ (*) (2.40)    $  (*)1.35
      Income (loss) from discontinued operations                     (0.11)              -              -
                                                                  --------     -----------     ----------
      Net income (loss)                                           $  (1.50)    $     (2.40)    $     1.35
                                                                  --------     -----------     ----------
      Weighted average number of ordinary shares
       used in computing basic net income (loss)
       per share (thousands)                                        26,272          21,191         21,172
                                                                  --------     -----------     ----------

  Diluted income (loss) per share data -
      Income (loss) from continuing operations                    $  (1.39)    $ (*) (2.41)    $  (*)1.33
      Income (loss) from discontinued operations                     (0.11)              -              -
                                                                  --------     -----------     ----------
      Net income (loss)                                           $  (1.50)    $     (2.41)    $     1.33
                                                                  ========     ===========     ==========

      Weighted average number of ordinary shares
       used in computing diluted net income (loss)
       per share (thousands)                                        26,272          21,191         21,446
                                                                  ========     ===========     ==========

(*) Restated - See Note 3(G).

       The accompanying notes are an integral part of the consolidated financial statements.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                        STATEMENT OF SHAREHOLDERS' EQUITY
          In thousands of U.S. Dollars, except share and per share data

                                                                                                            Accumulated
                                                         Number of        Share         Additional      other comprehensive
                                                           shares        capital     paid-in capital           income
                                                         -----------    ---------   ----------------    -------------------

Balance as of January 1, 2000 (*)                         21,140,664       $ 9,567      $156,196             $ 187,302
Dividend paid                                                      -             -             -                     -
Exercise of options                                           48,000             -           485                     -
Changes in  additional paid-in capital  in
affiliated companies                                               -             -         1,972                     -
Amortization of deferred stock compensation                        -             -           245                     -
Other comprehensive loss, net of tax:
  Unrealized losses on available for sale marketable
securities                                                         -             -             -              (122,072)
  Reclassification adjustment for gain realized in
net income                                                         -             -             -               (28,786)
  Foreign currency translation adjustment                          -             -             -                    15
Net income                                                         -             -             -                     -
                                                          ----------       -------      --------             ---------
Balance as of December 31, 2000(*)                        21,188,664         9,567       158,898                36,459
Total comprehensive loss
Exercise of options                                           25,000             -           306                     -
Changes additional paid-in capital  in affiliated
companies                                                          -             -         2,899                     -
Deferred gain from change in holding in affiliated
company                                                                                    3,583
Amortization of deferred stock compensation                        -             -            (6)                    -
Other comprehensive loss, net of tax:
  Unrealized gains on available for sale marketable
securities                                                         -             -             -                 6,850
  Reclassification adjustment for gain realized in
net loss                                                           -             -             -                (1,056)
  Foreign currency translation adjustment                          -             -             -                   (22)
Net loss                                                           -             -             -                     -
                                                          ----------      --------      --------             ---------
Balance as of December 31, 2001 (*)                       21,213,664         9,567       165,680                42,231
Total comprehensive loss
Exercise of options                                           87,863             -           605
Issuance of shares pursuant the merger with Elbit          5,617,601             4        71,191                     -
Issuance of shares pursuant the purchase of DEP            2,261,843             1        29,448                     -
Changes in additional paid-in capital  in affiliated                                         336
companies                                                          -             -                                   -
Amortization of deferred stock compensation                        -             -           222                     -
Other comprehensive loss, net of tax:                              -             -             -                     -
  Unrealized losses on available for sale marketable
securities                                                         -             -                             (33,035)
  Reclassification adjustment for gain realized and
     other than temporary decline included in net
     loss                                                          -             -             -                (1,070)
  Foreign currency translation adjustment                          -             -             -                     -
  Minimum pension liability in an affiliated Company               -             -             -                  (597)
Net loss                                                           -             -                                   -
                                                          ----------      --------      --------             ---------
Balance as of December 31, 2002                           29,180,971       $ 9,572      $267,482             $   7,529
                                                          ----------      --------      --------             ---------
Total comprehensive loss
Accumulated unrealized gains from available for sale
  marketable securities, net of taxes                                                                        $   8,459
Accumulated foreign currency translation adjustments                                                              (333)
Minimum pension liability in an affiliated Company                                                                (597)
                                                                                                             ---------
Accumulated other comprehensive loss                                                                         $   7,529
                                                                                                             ---------

                                                               Retained         Total                Total
                                                               earnings     shareholders'         comprehensive
                                                              (deficit)         equity                loss
                                                             -----------     ------------         -------------

Balance as of January 1, 2000 (*)                              $ 99,022          $ 452,087
Dividend paid                                                   (55,489)           (55,489)
Exercise of options                                                   -                485
Changes in  additional paid-in capital  in
affiliated companies                                                  -              1,972
Amortization of deferred stock compensation                           -                245
Other comprehensive loss, net of tax:
  Unrealized losses on available for sale marketable
securities                                                            -           (122,072)        $(122,072)
  Reclassification adjustment for gain realized in
net income                                                            -            (28,786)          (28,786)
  Foreign currency translation adjustment                             -                 15                15
Net income                                                       28,516             28,516            28,516
                                                                -------          ---------         ---------
Balance as of December 31, 2000(*)                               72,049            276,973
Total comprehensive loss                                                                           $(122,327)
Exercise of options                                                   -                306         =========
Changes additional paid-in capital  in affiliated
companies                                                             -              2,899
Deferred gain from change in holding in affiliated
company                                                                              3,583
Amortization of deferred stock compensation                           -                 (6)
Other comprehensive loss, net of tax:
  Unrealized gains on available for sale marketable
securities                                                            -              6,850         $   6,850
  Reclassification adjustment for gain realized in
net loss                                                              -             (1,056)           (1,056)
  Foreign currency translation adjustment                             -                (22)              (22)
Net loss                                                        (50,814)           (50,814)          (50,814)
                                                                -------          ---------         ---------
Balance as of December 31, 2001 (*)                              21,235            238,713
Total comprehensive loss                                                                           $  (45,042)
                                                                                                   ==========
Exercise of options                                                                    605
Issuance of shares pursuant the merger with Elbit                     -             71,195
Issuance of shares pursuant the purchase of DEP                       -             29,449
Changes in additional paid-in capital  in affiliated
companies                                                             -                336
Amortization of deferred stock compensation                           -                222
Other comprehensive loss, net of tax:                                 -
  Unrealized losses on available for sale marketable
securities                                                            -            (33,035)        $ (33,035)
  Reclassification adjustment for gain realized and
     other than temporary decline included in net
     loss                                                             -             (1,070)           (1,070)
  Foreign currency translation adjustment                             -                                    -
  Minimum pension liability in an affiliated Company                  -               (597)             (597)
Net loss                                                        (39,301)           (39,301)          (39,301)
                                                                -------          ---------         ---------
Balance as of December 31, 2002                                $(18,066)         $ 266,517
                                                                -------          ---------         ---------
Total comprehensive loss                                                                           $ (74,003)
                                                                                                   =========

(*) Restated - See Note 3(G).

       The accompanying notes are an integral part of the consolidated financial statements.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                             AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          In thousands of U.S. Dollars, except share and per share data

                                                                                          Year ended December 31
                                                                                    ------------------------------------
                                                                                     2002         2001(*)        2000(*)
                                                                                    ------        --------      --------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                                $(39,301)      $(50,814)     $ 28,516
  Adjustments to reconcile net income (loss) to net cash provided by (used in)
    operating activities:
     Equity in  losses of affiliated companies                                       21,911         27,242         9,483
     Dividend from affiliated companies                                               2,670         13,805        13,242
     Minority's interest in losses of subsidiaries                                   (2,823)          (438)         (171)
     Gain from disposal and changes in holdings in affiliated companies, net         (6,888)        (3,179)      (26,819)
     Gain from sale of investments in other companies                                  (605)          (999)      (27,288)
     Gain resulting from sale of business                                            (1,991)             -             -
     Depreciation and amortization                                                    4,372          6,362         5,122
     Decrease in other investments and accrued interest                               2,380          1,247           615
     Amortization of deferred stock compensation and call options                      (104)            29         1,745
     Deferred taxes, net                                                             (3,398)        (2,796)        2,229
     Decrease (increase) in trade receivables                                         2,515          2,328        (1,059)
     Decrease (increase) in other accounts receivable and prepaid expenses            3,439         (1,305)         (827)
     Decrease in trading marketable securities, net                                     231         16,652            48
     Decrease (increase) in inventories and contracts-in-progress                       698         (1,310)          (47)
     Increase (decrease) in trade payables                                           (1,385)         1,435         1,212
     Increase (decrease) in other accounts payable and accrued expenses             (11,314)        (7,710)        5,290
     Other                                                                              383            568          (175)
                                                                                   --------       --------      --------
             Net cash provided by (used in) operating activities                    (29,210)         1,117        11,116
                                                                                   --------       --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in affiliated companies                                                (19,951)       (17,931)      (29,994)
  Proceeds from sale of Elbit Systems shares                                          5,862          6,655             -
  Proceeds from sale of Given Imaging shares                                          6,918              -             -
  Cash and cash equivalents resulting from the merger with Elbit (Schedule A)        14,883              -             -
  Cash and cash equivalents resulting from the share purchase of DEP
     (Schedule B)                                                                       284              -             -
  Cash and cash equivalents resulting from newly consolidated subsidiaries
    (Mediagate and Galil Medical)  (Schedule C)                                       2,978              -             -
  Cash and cash equivalents resulting from sale of businesses and
     subsidiaries (Schedule D)                                                       (1,984)             -             -
  Investment in other companies                                                      (3,700)        (1,900)       (1,774)
  Proceeds from sale of investments in other companies                                  405          1,115           152
  Proceeds from sale of available for sale securities                                   890          1,332        22,282
  Investments in held to maturity debentures and deposits                           (11,381)       (12,213)      (59,309)
  Proceeds from maturities of held to maturity debentures and from deposits           4,482         39,357       104,025
  Purchase of property and equipment                                                   (969)        (1,132)       (4,549)
  Proceeds from sale of property and equipment and other investments                    515            311            81
  Proceeds from sale of certain activities                                            6,589          3,430             -
                                                                                   --------       --------      --------
             Net cash provided by investing activities                                5,821         19,024        30,914
                                                                                   --------       --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from exercise of options                                                     605            306           485
  Proceeds from exercise of options in a subsidiary                                       2             71           171
  Long-term loans from banks                                                          9,152          9,540        10,632
  Repayment of loans from shareholder                                                (1,378)             -             -
  Repayment of long-term loans                                                         (706)          (630)      (10,417)
  Increase (decrease) in short-term bank credit, net                                 (8,954)           401        11,130
  Proceeds from issuance of shares to the minority in a subsidiary                    2,165              -         4,626
  Dividend paid                                                                           -              -       (55,489)
                                                                                   --------       --------      --------
             Net cash provided by (used in) financing activities                        886          9,688       (38,862)
                                                                                   --------       --------      --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    (22,503)        29,829         3,168
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                               90,404         60,575        57,407
                                                                                   --------       --------      --------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                   $ 67,901       $ 90,404      $ 60,575
                                                                                   ========       ========      ========

* Restated -- see Note 3(G).

                  The accompanying notes are an integral part of the
                         consolidated financial statements.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                             AND ITS SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
          In thousands of U.S. Dollars, except share and per share data

                                                                          Year ended December 31
                                                                   ------------------------------------
                                                                    2002            2001          2000
                                                                    ----            ----          ----

Supplementary cash flows activities:
   Cash paid during the year for:
    Income tax                                                     $  521          $6,025        $2,459
                                                                   ======          ======        ======
    Interest                                                       $1,916          $4,202        $3,929
                                                                   ======          ======        ======

Non-cash transactions:
  Investment in Netvision against liabilities                      $    -          $    -        $3,500
                                                                   ======          ======        ======
  Exchange of marketable securities                                $    -          $2,140        $7,823
                                                                   ======          ======        ======
  Reclassification of inventory from inventory and
     contracts-in-progress to property and equipment, net          $  477          $    -        $    -
                                                                   ======          ======        ======
  Reclassification of other assets to tax liability                $6,600          $    -        $    -
                                                                   ======          ======        ======

SCHEDULE A:

Cash and cash equivalents resulting from the
  merger with Elbit
    Assets acquired and liabilities assumed on the merger date:
      Working capital (except cash and cash equivalents)        $   6,970
      Property and equipment                                       (9,225)
      Investments in affiliated companies                          (5,423)
      Other investments                                          (111,482)
      Other long term assets                                       (1,820)
      Goodwill                                                    (18,275)
      Long-term liabilities                                        40,123
      Investment at equity prior to merger                         42,739
      Minority interests                                               82
      Issuance of shares                                           71,194
                                                                ---------
      Cash and cash equivalents acquired                        $  14,883
                                                                =========
SCHEDULE B:

Cash and cash equivalents resulting from the share purchase
  of DEP

Assets acquired and liabilities assumed at the share purchase date:
    Working capital (except cash and cash equivalents)           $ 19,115
    Property and equipment                                            (28)
    Investments in affiliated companies                           (40,493)
    Other investments                                              (3,315)
    Other assets                                                   (5,486)
    Long-term liabilities                                           1,451
    Investment at equity prior to acquisition                         385
    Minority interests                                               (794)
    Issuance of shares                                             29,449
                                                                ---------
    Cash and cash equivalents acquired                          $     284
                                                                =========

                  The accompanying notes are an integral part of the
                         consolidated financial statements.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                             AND ITS SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
          In thousands of U.S. Dollars, except share and per share data

                                                                                              Year ended
                                                                                              December 31,
                                                                                                  2002
                                                                                              -----------

SCHEDULE C:

Cash and cash equivalents resulting from newly consolidated subsidiaries
    Assets acquired and liabilities assumed at the purchase date:
    Working capital (except cash and cash equivalents)                                          $  3,230
    Property and equipment                                                                        (2,007)
    Other assets                                                                                 (12,024)
    Deferred taxes                                                                                 3,260
    Accrued severance pay, net                                                                       179
    Investment at equity prior to acquisition                                                      8,231
    Minority interests                                                                             2,109
                                                                                                --------
    Cash and cash equivalents acquired                                                          $  2,978
                                                                                                ========

                                                                                               Year ended
                                                                                              December 31,
                                                                                                  2002
                                                                                              ------------

SCHEDULE D:

Cash and cash equivalents resulting from sale of business and subsidiaries
    Assets and liabilities at date of sale:
    Working capital (except cash and cash equivalents)                                          $   (677)
    Property and equipment                                                                           266
    Other assets                                                                                     200
    Accrued severance pay, net                                                                       (33)
    Gain resulting from sale of business                                                           1,991
    Marketable securities received                                                                (1,600)
    Other investments received                                                                    (2,131)
                                                                                                --------
    Cash and cash equivalents received                                                          $ (1,984)
                                                                                                ========

                  The accompanying notes are an integral part of the
                         consolidated financial statements.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         In thousands of U.S. Dollars, except share and per share data

Note 1   -    GENERAL

              Elron Electronic Industries Ltd. ("Elron" or "the Company"), an
              Israeli corporation, is a multi-national high technology
              operational holding company. Elron's global business is conducted through subsidiaries and affiliates ("related companies"), primarily in the fields of defense electronics, software,
              communication, medical devices, semiconductors and amorphous metals.

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES

              The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US
              GAAP").

              The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

              A.     USE OF ESTIMATES

                     The preparation of financial statements in conformity with generally accepted accounting principles requires
                     management to make estimates and assumptions that affect
                     the reported amounts of assets and liabilities and
                     disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of
                     income and expenses during the reported period. Actual
                     results could differ from those estimates.

              B.     FINANCIAL STATEMENTS IN U.S. DOLLARS

                     The financial statements have been prepared in U.S.
                     dollars, since the currency of the primary economic
                     environment in which the operations of the Company, its
                     principal subsidiaries's and affiliates are conducted is
                     the U.S. dollar. Most of the Company's assets and
                     liabilities are in U.S. dollars. Substantially most of the subsidiaries' sales are in U.S. dollars and most of the
                     cost and expenses are nominated in U.S. dollars. Therefore, the functional and reporting currency of the Company and of its subsidiaries is the U.S. dollar.

                     Transactions and balances originally denominated in U.S.
                     dollars are presented at their original amounts.
                     Transactions and balances in other currencies have been
                     remeasured into U.S. dollars in accordance with principles set forth in Statement of Financial Accounting Standards
                     ("SFAS") No. 52 "Foreign Currency Translation: ("SFAS 52").

                     Accordingly, items have been translated as follows:
                     Monetary items - at the exchange rate in effect on the
                     balance sheet date.
                     Nonmonetary items - at historical exchange rates.
                     Revenue and expense items - at the exchange rates in effect as of the date of recognition of those items (excluding
                     depreciation and other items deriving from non-monetary
                     items).

                     All exchange gains and losses from the remeasurement
                     mentioned above are reflected in the statement of
                     operations in financial expenses (income), net.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              B.     FINANCIAL STATEMENTS IN U.S. DOLLARS (Cont.)

                     The financial statements of an affiliate accounted for
                     under the equity method, whose functional currency is not
                     the U.S. dollar, have been translated into dollars, in
                     accordance with SFAS 52. All balance sheet accounts have
                     been translated using the exchange rates in effect at the
                     balance sheet date. Statement of income amounts have been
                     translated using the average exchange rate for the year.
                     The resulting aggregate translation adjustments are
                     reported as a component of accumulated other comprehensive income in shareholders' equity.

              C.     PRINCIPLES OF CONSOLIDATION

                     The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company balances and transactions have been eliminated upon consolidation.

                     As of the balance sheet date the significant subsidiaries
                     whose balances and results are consolidated are: DEP
                     Technology Holdings Ltd. ("DEP"), Elbit Ltd. ("Elbit"), RDC
                     Rafael Development Corporation ("RDC"), Elron Telesoft
                     ("ETI"), Elron Software ("ESI"), Galil Medical Ltd.
                     ("Galil") and Mediagate N.V. ("Mediagate").

              D.     BUSINESS COMBINATIONS

                     Business combinations have been accounted for using the
                     purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired
                     business are included from the effective date of
                     acquisition. The costs to acquire companies, including
                     transactions costs, have been allocated to the underlying
                     net assets of the acquired company in proportion to their
                     respective fair values. Any excess of the purchase price
                     over estimated fair values of the net assets acquired has
                     been recorded as goodwill.

              E.     CASH AND CASH EQUIVALENTS

                     Cash and cash equivalents are short-term highly liquid
                     investments that are readily convertible to cash with
                     original maturity of three months or less.

              F.     LONG-TERM DEBENTURES AND DEPOSITS

                     Bank deposits with maturities of more than one year and
                     short-term bank deposits held as a security for long-term
                     loans are included in long-term investments, and presented at their cost. Long-term debentures are classified as
                     held-to-maturity since the Company has the intent and
                     ability to hold these securities to maturity. The
                     debentures are stated at cost plus accrued interest.
                     Accrued interest is included as finance income.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              G.     MARKETABLE SECURITIES

                     Management determines the classification of marketable
                     investments in debt securities with fixed maturities and
                     marketable equity securities at the time of purchase and
                     reevaluates such designations at each balance sheet date.

                     Some marketable securities are classified as trading
                     securities and are stated at the quoted market prices at
                     each balance sheet date. Gains and losses (realized and
                     unrealized) related to trading securities as well as
                     interest on such securities are included as other income
                     (expenses).

                     Certain marketable securities covered by SFAS No 115
                     "Accounting for Certain Investments in Debt and Equity
                     Securities", ("SFAS No 115") were classified as
                     available-for-sale. Accordingly, these securities are
                     stated at fair value, with unrealized gains and losses
                     reported in accumulated other comprehensive income, a
                     separate component of shareholders' equity, net of taxes.
                     Realized gains and losses on sales of investments, and
                     decline in value judged to be other than temporary, are
                     included in the consolidated statement of operations. Cost is determined in computing realized gain or loss on an
                     average basis.

              H.     INVENTORIES AND CONTRACTS IN PROGRESS

                     Inventories are stated at the lower of cost or market
                     value. Inventory write-offs are provided for slow-moving
                     items or technological obsolescence.

                     Cost is determined as follows:

                          Raw materials - using the average cost method, or the
                            "first in, first out" method.
                          Contracts-in-progress - represent amounts related to
                            long-term contracts as determined by the percentage
                            of completion method of accounting.
                          Finished Products - raw materials as mentioned above
                            and direct manufacturing costs with the additional
                            allocable indirect manufacturing costs on an average
                            basis.

              I.     INVESTMENT IN AFFILIATED COMPANIES

                     Investments in which the Company has significant influence but less than a controlling voting interest are accounted
                     for using the equity method. Significant influence is
                     presumed to exist when the Company owns between 20%-50% of the investee. However, whether or not the Company has
                     significant influence depends on evaluation of certain
                     factors including among others, the Company's
                     representation on the investee's board of directors,
                     agreements with other shareholders, additional voting
                     rights, participation in policy making processes, existence of material intercompany transactions and technological
                     dependency and the extent of ownership by the Company in
                     relation to the concentration of other shareholders.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              I.     INVESTMENT IN AFFILIATED COMPANIES (Cont.)

                     The Company discontinues to applying the equity method when its investment (including advances and loans) is reduced to zero and it has no guaranteed obligations of the affiliate or is otherwise committed to provide further financial
                     support to the affiliate.

                     In circumstances where the Company's ownership in an
                     investee is in the form of a preferred security or other
                     senior security, the Company recognizes equity method
                     losses based on the ownership level of the particular
                     investee security or loan held by the Company to which the equity method losses are being applied.

                     The excess of the purchase price over the fair value of net tangible assets acquired is attributed to goodwill,
                     technology and other identifiable intangible assets.
                     Goodwill is no longer amortized. Technology and other
                     identifiable intangible assets are amortized over a period of approximately 5-12 years, commencing from the
                     acquisition date.

                     Gains arising from issuance of shares by affiliated
                     companies to third parties are recorded as "Gains from
                     disposal and changes in holdings in subsidiaries and
                     related companies, net" in the consolidated statements of
                     operations, unless the issuing company is a development
                     stage company for which the gain (loss) from issuance is
                     accounted for as an equity transaction pursuant to SAB 51
                     "Accounting for Sales of Stock by a Subsidiary".

              J.     INVESTMENTS IN OTHER COMPANIES

                     Investments in other companies in which the Company does
                     not have the ability to exercise significant influence over operating and financial policies, is presented at cost.

                     Management evaluates investment in affiliates and other
                     companies for evidence of other than temporary declines in value. When relevant factors indicate a loss in value that is other than temporary, the Company records a provision
                     for the decline in value.

              K.     PROPERTY AND EQUIPMENT

                     Property and equipment are stated at cost, net of
                     accumulated depreciation and investment grants.
                     Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following
                     annual rates:

                                                                              %
                                                                  --------------------------

                     Land and Buildings                                      0-4
                     Computers, Machinery and Furniture                      6-33
                     Motor vehicles                                         15-20
                     Leasehold improvements                       over the term of the lease

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              L.     IMPAIRMENT AND DISPOSAL OF LONG-LIVED ASSETS

                     The Company's and its subsidiaries' long-lived assets
                     (including identifiable intangible assets subject to
                     amortization) are reviewed for impairment in accordance
                     with SFAS No. 144, "Accounting for the impairment or
                     disposal of long-lived assets", whenever events or changes in circumstances indicate that the carrying amount of an
                     asset may not be recoverable. Recoverability of assets to
                     be held and used is measured by a comparison of the
                     carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of
                     the asset exceeds its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

              M.     INTANGIBLE ASSETS

                     Other assets include mainly technology, goodwill and other identifiable intangible assets acquired in connection with the purchase of subsidiaries and activities. Technology and other identifiable intangible assets are amortized over
                     their estimated useful life.

                     The Company and its subsidiaries evaluate the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates
                     of useful lives.

                     Under SFAS No. 142 "Goodwill and Other Intangible Assets"
                     ("SFAS 142"), goodwill and intangible assets with
                     indefinite lives are no longer amortized but are reviewed
                     annually for impairment (or more frequently if impairment
                     indicators arise). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June
                     30, 2001. With respect to goodwill acquired prior to July
                     1, 2001, the Company and its subsidiaries adopted SFAS 142 effective January 1, 2002.

                     SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between
                     annual tests in certain circumstances, and written down
                     when impaired, rather than being amortized as previous
                     accounting standards required. Goodwill attributable to
                     each of the reporting units is tested for impairment by
                     comparing the fair value of each reporting unit with its
                     carrying value. Fair value is determined using discounted
                     cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term
                     and long-term growth rates discount rates for each of the
                     reportable units. The Company expects to perform the
                     impairment tests during the fourth fiscal quarter of each
                     year.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              N.     REVENUE RECOGNITION

                     The Company's subsidiaries sell, license and support
                     computer software, systems and disposable products.

                     Software sales are accounted for in accordance with
                     Statement of Position (SOP) 97-2, "Software Revenue
                     Recognition," as amended.

                     Revenues from license fees or product sales are recognized when delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable, vendor
                     specific objective evidence exists to allocate total fee to elements of an arrangement (in the case of license fees)
                     and persuasive evidence of an arrangement exists.

                     Maintenance and support revenue included in multiple
                     element arrangements is deferred and recognized on a
                     straight-line basis over the term of the maintenance and
                     support agreement.

                     When the products are warrantied, a provision is recorded
                     for probable costs, in connection with the warranties,
                     based on the Company's subsidiaries' experience and
                     estimates.

                     Revenues from software licenses that require significant
                     customization, integration and installation and from
                     projects, related to software development are recognized
                     based on SOP 81-1 "Accounting for Performance of
                     Construction - Type and Certain Production - Type
                     Contracts", according to which revenues are recognized on a percentage of completion basis. Percentage of completion is measured by the efforts expended method based on the ratio of hours performed to date to estimated total hours at
                     completion to be incurred over the duration of the
                     contract. Anticipated losses on contracts are charged to
                     earnings when identified.

                     Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from
                     differences between actual performance and original
                     forecasts. Such changes in estimated gross profit are
                     recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

                     When a right of return exists, an estimate of the allowance for returns is provided in accordance with Statement of
                     Financial Accounting Standards ("SFAS") No. 48, "Revenue
                     Recognition When Right of Return Exists". Reserves for
                     estimated returns and allowances are provided at the time
                     revenue is recognized. Such reserves are recorded based
                     upon historical rates of returns and allowances and other
                     factors.

                     Deferred revenues include unearned amounts received under
                     maintenance and support contracts and amounts received from customers but not recognized as revenues.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              O.     RESEARCH AND DEVELOPMENT COSTS

                     Research and development costs, net of grants received, are charged to the statement of income as incurred. SFAS No. 86
                     "Accounting for the Costs of Computer Software to be Sold,
                     Leased or Otherwise Marketed", requires capitalization of
                     certain software development costs subsequent to the
                     establishment of technological feasibility. Based on the
                     subsidiaries' product development process, technological
                     feasibility is established upon completion of a working
                     model. Costs incurred by the Company's subsidiaries between completion of the working models and the point at which the products are ready for general release have been
                     insignificant. Therefore, research and development costs
                     are charged to the statement of operations, as incurred.

              P.     ADVERTISING COSTS

                     Advertising costs are charged to the consolidated statement of operations as incurred.

              Q.     ROYALTY-BEARING GRANTS

                     Royalty-bearing grants from the government of Israel for
                     funding approved research and development projects, and
                     royalty-bearing grants from the Government of Israel for
                     the encouragement of marketing activity are recognized at
                     the time the Company is entitled to such grants, on the
                     basis of the costs incurred and included as a deduction of research and development costs and sales and marketing
                     expenses, respectively.

                     Research and development and marketing grants received by
                     certain of the company's subsidiaries in 2002 amounted to
                     $850 and $105, respectively.

              R.     INCOME TAXES

                     The Company and its subsidiaries account for income taxes
                     in accordance with SFAS No. 109, "Accounting for Income
                     Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account
                     balances are determined based on differences between
                     financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to
                     reverse. The Company and its subsidiaries provide a
                     valuation allowance, if necessary, to reduce deferred tax
                     assets to their estimated realizable value.

              S.     INCOME (LOSS) PER SHARE

                     Basic net income (loss) per share is computed based on the weighted average number of shares of ordinary shares
                     outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of
                     shares outstanding during each year, plus dilutive
                     potential shares of ordinary shares considered outstanding during the year.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              S.     INCOME (LOSS) PER SHARE (Cont.)

                     In 2001 and 2002 all outstanding stock options have been
                     excluded from the calculation of the diluted net loss per
                     ordinary share because all such stock options were
                     anti-dilutive. The total weighted average number of shares related to the outstanding options excluded from the
                     calculations of diluted net loss per share was 86,626 and
                     125,815 for the years ended December 31, 2002 and 2001,
                     respectively.

              T.     STOCK BASED COMPENSATION

                     The Company has elected to follow Accounting Principles
                     Board Opinion No. 25, ("APB 25") "Accounting for Stock
                     Issued to Employees" and the FASB Interpretation No. 44,
                     "Accounting for Certain Transactions Involving Stock
                     Compensation" in accounting for its employee stock option
                     plans. According to APB 25, compensation expense is
                     measured under the intrinsic value method, whereby
                     compensation expense is equal to the excess, if any, of the quoted market price of the stock at the grant date of the
                     award or other measurement date over the exercise price.
                     Compensation expense is recorded over the vesting period on a straight line basis. The Company provides the disclosures required by SFAS No. 123, "Accounting for Stock-Based
                     Compensation" ("SFAS No. 123") and SFAS No. 148,
                     "Accounting for Stock-Based Compensation - Transition and
                     Disclosure".

                     If compensation cost (including in respect of subsidiaries'
                     stock options) had been determined under the alternative
                     fair value accounting method provided under FASB Statement
                     No. 123, the Company's and subsidiaries stock-based
                     employee compensation cost, consolidated net income (loss)
                     and basic and diluted net income (loss) per share would
                     have changed to the following consolidated pro forma
                     amounts:

                                                                            Year ended December 31
                                                                    ---------------------------------------
                                                                    2002              2001             2000
                                                                    ----              ----             ----

                    Stock-based employee
                      compensation cost:
                      As reported                                 $    933         $     29          $ 1,745
                      Pro forma                                      2,876              974            2,043

                    Net income (loss):

                      As reported                                  (39,301)         (50,814)          28,516
                      Pro forma                                    (41,244)         (51,759)          28,218

                      Basic net income (loss) per share:

                      As reported                                    (1.50)           (2.40)            1.35
                      Pro forma                                      (1.57)           (2.44)            1.33

                      Diluted net income (loss) per share:

                      As reported                                    (1.50)           (2.41)            1.33
                      Pro forma                                      (1.57)           (2.45)            1.32

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              T.     STOCK BASED COMPENSATION (Cont.)

                     Under SFAS 123 the fair value of each option grant is
                     estimated on the date of grant using the Black-Scholes
                     option-pricing model with the following weighted-average
                     assumptions for grants in 2002, 2001 and 2000: (1) expected life of the option of 1-4 years (2001 and 2000 - same); (2)
                     dividend yield of 0% (2001 - 0%, 2000 - 6.95%); (3)
                     expected volatility of 43% (2001 - 54%, 2000 - 64%), (4)
                     risk-free interest rate of 1.5% (2001 - 3%, 2000 - 6%).

                     Call options granted to employees to purchase shares in
                     subsidiaries, affiliates and other companies are recorded
                     at fair value using the Black-Scholes option-pricing model.
                     The fair value of the option is recorded as a liability and changes in the liability are recorded as compensation
                     expenses.

              U.     COMPREHENSIVE INCOME (LOSS)

                     Comprehensive income (loss) consists of net income (loss)
                     and other gains and losses affecting shareholders equity
                     that under generally accepted accounting prinicples are
                     excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available
                     for sale securities and foreign currency translation
                     adjustments.

              V.     SEVERANCE PAY

                     The Company's liability for severance pay is calculated
                     pursuant to Israeli severance pay law and employee
                     agreements based on the most recent salary of the
                     employees. The Company's liability for all of its
                     employees, is fully provided by monthly deposits with
                     insurance policies and by an accrual. The value of these
                     policies is recorded as an asset in the Company's balance
                     sheet.

                     The deposited funds include profits accumulated up to the
                     balance sheet date. The deposited funds may be withdrawn
                     only upon the fulfillment of the obligation pursuant to
                     Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies, and include immaterial profits.

                     Severance pay expenses for the years ended December 31,
                     2002, 2001 and 2000 amounted to $611, $277 and $405,
                     respectively.

                     Certain of the Company's U.S. subsidiaries adopted
                     retirement Plans, in respect of their U.S. employees, which are qualified under section 401(K) of the Internal Revenue
                     Code. Pursuant to the 401(K) plan, eligible participants
                     may elect to contribute a percentage of their annual gross compensation to the 401(K) plan. Contributions to the
                     401(K) plan by the Company's U.S. subsidiaries are
                     discretionary. Total expenses under 401(K) plan amounted to
                     $0, $719 and $126 for the years ended December 31, 2002,
                     2001 and 2000, respectively.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              W.     FAIR VALUE OF FINANCIAL INSTRUMENTS

                     SFAS No. 107 "Disclosure About Fair Value of Financial
                     Instruments", requires disclosure of an estimate of the
                     fair value of certain financial instruments. The Company's financial instruments consist of cash and cash equivalents, marketable securities, long term deposits and debentures,
                     trade receivables, other receivables, trade payables, other payables and short-term and long-term bank loans. The
                     estimated fair value of these financial instruments
                     approximate their carrying value as of December 31, 2002
                     and 2001, unless otherwise stated. The estimated fair
                     values have been determined through information obtained
                     from market sources and management estimates.

                     It was not practical to estimate the fair value of the
                     Company's investments in ordinary shares of non-public
                     affiliates and other companies because of the lack of a
                     quoted market price and the inability to estimate the fair value of each investment without incurring excessive costs.
                     The carrying amounts of these companies were $33,812 and
                     $21,981 at December 31, 2002 and 2001, respectively, and
                     represent the original cost, net of impairment, and in the case of affiliates also the Company's equity in the
                     earnings or losses of the affiliates, since the dates of
                     acquisition.

              X.     CONCENTRATIONS OF CREDIT RISK

                     Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk
                     consist principally of cash and cash equivalents, long-term bank deposits, marketable bonds and trade receivables.

                     Cash and cash equivalents and bank deposits are invested
                     mainly in U.S. dollars with major banks in Israel and the
                     United States. Marketable bonds are bonds of U.S.
                     Corporations. Management believes that the financial
                     institutions that hold the Company and its subsidiaries'
                     investments and the above corporations are financially
                     sound and, accordingly, minimal credit risk exists with
                     respect to these investments.

                     Trade receivables are derived from sales to major customers located in North America, and Israel. The Company and its
                     subsidiaries perform ongoing credit evaluations of their
                     customers and obtain letter of credit and bank guarantees
                     for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that were
                     determined to be doubtful of collection and a general
                     allowance is provided to cover additional potential
                     exposures.

                     As of the balance sheet date there are no significant
                     off-balance-sheet concentration of credit risk such as
                     foreign exchange contracts, option contracts or other
                     foreign hedging arrangements.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              Y.     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

                     (1)    In June 2002, the FASB issued SFAS No. 146,
                            "Accounting for Costs Associated with Exit or
                            Disposal Activities," which addresses recognition,
                            measurement, and reporting of costs associated with
                            exit and disposal activities, including
                            restructuring activities. SFAS No. 146 requires that
                            costs associated with exit or disposal activities be
                            recognized when they are incurred rather than at the
                            date of a commitment to an exit or disposal plan.
                            The liability in respect of such costs should be
                            measured at fair value. SFAS No. 146 is effective
                            for all exit or disposal activities initiated after
                            December 31, 2002. The Company does not expect the
                            adoption of SFAS No.146 to have a material impact on
                            its results of operations or financial position.

                     (2)    In November 2002, the FASB issued FASB
                            Interpretation No. 45, "Guarantor's Accounting and
                            Disclosure Requirements for Guarantees, Including
                            Indirect Guarantees of Indebtedness of Others, and
                            interpretation of FASB Statements No. 5, 57, and 107
                            and Rescission of FASB Interpretation No. 34" ("FIN
                            No. 45"). FIN No. 45 elaborates on the disclosures
                            to be made by a guarantor in its interim and annual
                            financial statements about its obligations under
                            certain guarantees that it has issued. It also
                            clarifies that a guarantor is required to recognize,
                            at the inception of a guarantee, a liability for the
                            fair value of the obligation undertaken in issuing
                            the guarantee. FIN No. 45 does not prescribe a
                            specific approach for subsequently measuring the
                            guarantor's recognized liability over the term of
                            the related guarantee. It also incorporates, without
                            change, the guidance in FASB Interpretation No. 34,
                            "Disclosure of Indirect Guarantees of Indebtedness
                            of Others", which is being superseded. The
                            disclosure provisions of FIN No. 45 are effective
                            for financial statements of interim or annual
                            periods that end after December 15, 2002 and the
                            provisions for initial recognition and measurement
                            are effective on a prospective basis for guarantees
                            that are issued or modified after December 31, 2002,
                            irrespective of a guarantor's year-end. The Company
                            does not expect the adoption of FIN No. 45 to have a
                            material impact on its results of operations or
                            financial position.

                     (3)    In January 2003, the EITF issued EITF 02-18,
                            "Accounting for Subsequent Investments in an
                            Investee after Suspension of Equity Method Loss
                            Recognition" ("EITF 02-18"). According to EITF
                            02-18, if an additional investment in an investee,
                            in whole or in part, represents, in substance, the
                            funding of prior losses, the investor should
                            recognize previously suspended losses up to the
                            amount of the additional investment determined to
                            represent the funding of prior losses. Whether the
                            investment represents the funding of prior losses
                            depends on the facts and circumstances and judgment
                            is required. EITF 02-18 should be applied to
                            additional investments in equity-method investees
                            made subsequent to February 5, 2003. The Company is
                            currently evaluating the effect of EITF 02-18 on its
                            financial statements.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

         Z. RECLASSIFICATIONS

            Certain prior year amounts were reclassified to conform with current year financial statement presentation.

Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES

         A. ELBIT

            (1) During 2000, Elbit Ltd. ("Elbit"), held at that time 41% by
                Elron, completed the sale of its entire interest in Peach
                Networks Ltd. ("Peach") to Microsoft Corporation, for
                approximately $43,000. In addition, Elbit completed the sale of the assets, properties, rights and certain liabilities of Hynex
                Ltd. ("Hynex"), in which Elbit held approximately 77% on a fully diluted basis, to Cisco Systems Inc. ("Cisco") in consideration for $107,000, of which approximately $11,000 was paid in cash and the balance was in Cisco's shares. As a result, Elbit
                recorded a capital gain, before taxes and minority interest, of approximately $129,000.

            (2) In the first quarter of 2001, Elron purchased 600,000 additional shares of Elbit in consideration for approximately $3,600. As a result, Elron's share in Elbit increased to approximately 44%.

            (3) On May 15, 2002, Elron completed its merger with Elbit. As a result, each outstanding ordinary share of Elbit, other than shares held by Elron, was exchanged for 0.45 ordinary shares of
                Elron and, accordingly, Elron issued 5,617,601 ordinary shares.
                Elron also assumed options of Elbit held by Elbit employees to purchase 240,525 ordinary shares of Elron with a fair value of
                $997.

                Elbit invests in high technology companies, which are primarily engaged in the fields of e-business (electronic business) and
                m-commerce (mobile commerce).

                The purchase price of the Elbit acquisition was approximately
                $73,914, which was calculated as follows:

                   Fair value of Elron ordinary shares issued     $70,220
                   Transaction and other costs                      2,719
                   Fair value of options assumed(*)                   975
                                                                  -------
                     Total                                        $73,914
                                                                  =======

                   (*) Net of intrinsic value of $22.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         A.  ELBIT (Cont.)

            (3) (Cont.)

                Ordinary shares were valued based on the average price of
                Elron's ordinary shares during the period beginning on the day of the announcement of the exchange ratio (September 4, 2001)
                and ending five days thereafter. The fair value of options assumed was determined using the Black-Scholes pricing method.

                The purchase price has been allocated to the fair value of
                Elbit's tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent valuation appraiser. The excess of the purchase price over the estimated fair values of the identifiable net assets acquired was recorded as goodwill, which is not deductible for tax purposes.

                The allocation of the purchase price to assets purchased and liabilities assumed was as follows:

                Current assets                        $ 12,216
                Long-term investments                   65,586
                Other long-term assets                   1,061
                Property and equipment, net              6,285
                Goodwill                                12,135
                Liabilities assumed                    (23,369)
                                                      --------
                Net assets acquired                   $ 73,914
                                                      ========

                At the acquisition date net deferred tax assets relating to operating loss carryforwards have been fully offset by a
                valuation allowance. Subsequent to that date, Elbit recorded a tax benefit in the amount of $6,600 and reduced its valuation allowance in respect of the abovementioned deferred tax asset.
                Since the tax benefits recognized were in respect of the
                operating loss carryforwards of Elbit at the acquisition date,
                Elron recorded the entire tax benefit as a reduction to
                goodwill.

                The goodwill recorded relates to the "Other Holdings and
                Corporate Operations" segment and reflects the synergies that resulted from the combined entity, including a reduction in operational and management costs, the creation of an enhanced platform, a more simplified and efficient organizational
                structure and greater resources and scope of operations, which benefited Elron's subsidiaries and affiliated companies.

                The operating results of Elbit, as a wholly owned subsidiary, have been included in the Company's consolidated financial statements from the date of the merger (May 15, 2002). See Note
                8 for supplemental pro forma information.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         B. DEP

            (1) On May 6, 2002, Elron completed the purchase of shares of DEP
                Technology Holdings Ltd. ("DEP") in which it previously held
                33%. Pursuant to the share purchase agreement signed on November
                19, 2001, with Discount Investment Corporation Ltd. ("DIC"), which then held approximately 42% of Elron's shares, Elron issued 2,261,843 ordinary shares to DIC in exchange for DIC's investment (67%) in DEP, including rights to loans in the amount of approximately $3,529 provided by DIC to subsidiary of DEP,
                RDC Rafael Development Corporation Ltd. ("RDC"), RDC is a joint venture between DEP and Rafael Armament Development Authority
                ("Rafael") through its subsidiary Galram Technology Industry
                Ltd. ("Galram") which holds 47.84% of the outstanding shares of
                RDC. RDC is controlled by DEP which holds 48.04% of its
                outstanding shares (50.1% of the voting rights). RDC was
                established for the purpose of exploiting Rafael's technology in non-military markets.

                DEP invests in high technology companies, which are primarily engaged in the fields of communications, medical devices,
                semiconductors and software.

                The share purchase enhanced Elron's position in the high
                technology markets enabling Elron to manage existing DEP
                investments independently.

                The purchase price of the DEP acquisition was $29,502, of which
                $29,449 represents the fair market value of newly issued Elron ordinary shares, which has been calculated using the average price of Elron's shares during a period of a few days before and after the announcement date multiplied by the number of shares to be issued to DIC, and $53 represents transaction costs.

                The purchase price has been allocated to the fair value of DEP's tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent valuation appraiser.

                The allocation of the purchase price was as follows:

                Current assets                         $    467
                Long-term investments                    38,233
                Property and equipment, net                  19
                Intangible assets                         2,339
                Liabilities assumed                     (11,556)
                                                       --------
                Total                                  $ 29,502
                                                       ========

                Net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         B. DEP (Cont.)

            (1) (Cont.)

                The amount of $38,233, allocated to investments in companies accounted for under the equity method, included amounts
                allocated to intangible assets of these equity investments and is net of any related deferred taxes. Out of the $38,233 the aggregate amount allocated to identifiable intangible assets of the equity investments with a weighted average amortization period of approximately 11 years was $16,500 and aggregate amount of $6,500 has been recorded as goodwill. The goodwill is not deductible for tax purposes.

                The operating results of DEP have been included in the Company's consolidated financial statements from the date of closing of the share purchase (May 6, 2002). See Note 8 for pro forma information.

            (2) DEP undertook to invest up to $27,000 in RDC, of which approximately $22,300 was invested as of December 31, 2002. The balance of the obligation is to be paid based on percentages of annual sales of RDC's affiliates in which RDC holds more than
                25% or yearly increase in the value of RDC's holdings. The liability will expire on July, 2003.

         C. ELRON SOFTWARE AND ELRON TELESOFT

            Elron's activities in the field of IT software products are conducted by its majority owned subsidiaries Elron Software Inc.
            ("ESI") and Elron Telesoft Inc. ("ETI").

            (1) On April 1, 2000, ESI transferred substantially all the assets and liabilities of the systems and projects division to ETI.
                Following this transaction ESI focuses on the Internet software products activities and ETI focuses on the system integration and projects activities of Elron.

            (2) In the third quarter of 2000, ESI issued 615,764 shares (2.5% of its share capital) to a third party in consideration for $5,000.
                As a result, Elron holdings in ESI decreased to 96%. Elron recorded in 2000 a gain of approximately $4,500.

            (3) In response to the economic conditions, and in particular, the slowdown in IT spending, Elron Software Inc. ("ESI") and Elron
                Telesoft Inc. ("ETI") underwent restructuring programs in 2001 and 2002 in order to focus their operations on core areas of their business, to reduce expenses and improve efficiency. These restructuring programs mainly include workforce reductions and consolidation of excess facilities. Restructuring charges were recorded in accordance with SFAS No. 144, "Accounting for the
                Impairment or Disposal of Long-Lived Assets", EITF Issue 94-3,
                "Liability Recognition for Certain Employee Termination Benefits
                and Other Costs to Exit an Activity (including Certain Costs in a Restructuring)" and SAB No. 100, "Restructuring and Impairment
                Charges".

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         C. ELRON SOFTWARE AND ELRON TELESOFT (Cont.)

            (3) (Cont.)

                Employee termination costs in 2002 and 2001 amounted to $934 and
                $739, respectively. During 2001, approximately 40 employees of
                ESI, mainly in the sales and marketing division, and 77
                employees of ETI, mainly in the telecom activity and in its headquarters, were terminated. During 2002, approximately 28 employees of ESI, across all functions of the organization, and
                65 employees of ETI in the telecom activity were terminated. The majority of these termination expenses were paid as of December
                31, 2002. Facilities related expenses in 2002 and 2001 amounted to $1,071 and $1,292, respectively, which included termination costs of a facility lease contract, future rental losses, and write-offs of leasehold improvements with respect to facilities of ESI and ETI, and in 2002 also of Elbit, which facilities were vacated as a result of the merger.

                As part of its restructuring program, ETI sold in the third quarter of 2001 and at the beginning of 2002 certain activities in its E-business field to Forsoft Multimedia Solutions Ltd. and in the defense system fields to Elbit Systems Ltd. ("ESL") in consideration for $3,400 and $5,700, respectively, resulting with an immaterial loss.

                Components of the restructuring charge for the years ended
                December 31, 2002 and 2001, amounts paid during the periods and remaining accrued liability as of December 31, 2001 and 2002, are as follows:

                                                                                Facilities
                                                                                termination
                                              Employee        Write-off of    charges, future
                                           termination and     long-lived     rental losses and
                                           severance costs        assets      other exit costs      Total
                                           ---------------    ------------    -----------------    -------

Restructuring charges in 2001                    $ 739           $ 289             $1,175          $ 2,203
Payments and write-offs                           (739)           (289)              (401)          (1,429)
                                                 -----           -----             ------          -------
Accrued restructuring  liability
at December 31, 2001                                 -               -                774              774
Restructuring charges in 2002                      934             772                612            2,318
Payments and write-offs                           (916)           (772)              (862)          (2,550)
                                                 -----           -----             ------          -------
Accrued restructuring liability at
December 31, 2002                                $  18           $   -             $  524          $   542
                                                 =====           =====             ======          =======

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         D. GALIL MEDICAL

            Galil Medical Ltd. develops, manufactures and markets systems and disposable kits for the performance of minimal invasive cryo-therapy by means of freezing tissues.

            (1) On April 30, 2002, Elron and RDC converted notes of Galil
                Medical Ltd. ("Galil"), in which Elron held 3.7% and in which
                RDC held 32.1%, amounting to approximately $3,160 to 2,671,385 preferred C shares. As a result, Elron's and RDC's interests in
                Galil increased to approximately 4.3% and 37.4%, respectively.

                In May 2002, certain existing shareholders of Galil entered into a note purchase agreement with Galil (the "Note Agreement") to invest in convertible notes of Galil (the "Notes") in an
                aggregate amount of up to $5,000 with an option to invest an additional amount of $1,000 (the "option"). The Notes are
                automatically convertible into preferred shares in May 2003, or may be converted at an earlier date upon the occurrence of certain events as determined in the Note Agreement.

                In the event the Notes shall be converted into preferred shares,
                Galil shall grant to the shareholders holding such convertible notes, warrants in the amount equal to 200% of their investment under the Note Agreement, exercisable into Galil's preferred C shares, or into Galil's ordinary shares if converted after an
                IPO, until the earlier of 3 years after their issuance, or 1 year after Galil's IPO, at the same conversion price set forth for the notes, at the date of conversion.

                In October and December 2002, Elron signed the first addendum and second addendum to the Note Agreement, respectively,
                according to which Elron invested an aggregate amount of
                approximately $356 and $900, respectively in the form of notes convertible into Galil's shares upon the same conditions as the
                Note Agreement. RDC did not participate in these investments.

                As of balance sheet date, Elron's and RDC's investment, pursuant to the Note Agreement amounted to approximately $3,712.
                Subsequent to the balance sheet date, in January 2003, Elron signed the third addendum to the Note Agreement according to which Elron committed to invest $327 in the form of notes
                convertible into Galil's shares upon the same terms and
                conditions as the Note Agreement.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         D. GALIL MEDICAL (Cont.)

            (2) On June 27, 2002, Elron purchased 10.75% of the outstanding shares of Galil from Lumenis Ltd. in consideration for $850 which has been allocated to identifiable intangible assets. As part of the agreement, Lumenis Ltd. ("Lumenis") has the right to receive a future earn-out payment, conditional upon the
                occurrence of certain events on or before May 27, 2004 in
                accordance with the terms of the share purchase agreement. As a result of this transaction, Elron's direct interest in Galil increased to 15.09% and together with its indirect share through
                RDC, Elron has acquired a controlling voting interest in Galil and, accordingly, Galil's financial statements have been
                consolidated in the Company's consolidated financial statements subsequent to the date of the purchase from Lumenis. See Note 8 for pro forma information.

                The purchase price has been allocated to the fair value of
                Galil's tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent appraiser.
                The portion of the purchase price assigned to technology and the remaining technology which arose from previous acquisitions, including the DEP transaction, amounted to approximately $4,600.
                The technology will be amortized over a period of 7 years. An amount of approximately $300 was recorded as goodwill, which is not deductible for tax purposes.

         E. VFLASH

            On September 23, 2002, Elbit VFlash ("VFlash"), a wholly-owned subsidiary of Elbit, sold a significant portion of its assets to
            24/7 Real Media Inc. ("24/7"), a publicly traded company on Nasdaq, in exchange for 4,100,000 common shares of 24/7. 24/7 provides marketing and technology solutions to online marketers and publishers.

            Concurrently with the above sale, Elron invested through Elbit,
            $1,000 in consideration for 100,000 convertible preferred shares of
            24/7.

            The Company viewed the sale of Vflash's principal assets and the purchase of the preferred shares as one transaction and accordingly recorded a gain of approximately $2,000 in respect of the sale. The sale of VFlash's operations meets the definition of discontinued
            operations under SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets'. Therefore, all results relating to VFlash, including the above gain, were classified as discontinued operations in the statement of operations (see Note 23).

            The common shares are accounted for as available for sale securities in accordance with SFAS 115 "Accounting for Certain Investments in
            Debt and Equity Securities". The market value of these shares on
            September 23, 2002 was based on the then closing price of the common stock of 24/7.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         E. VFLASH (Cont.)

            The preferred shares are being accounted for under the cost method.
            Each preferred share is convertible at any time into 48.40271 common shares, subject to adjustment upon certain events described in the investment agreement. The fair value of the preferred shares received, was based on the market price of the common shares on the transaction date.

            As of December 31, 2002, the common and preferred shares held by
            Elron constitute approximately 8.3% of the outstanding share capital of 24/7 (on a fully diluted basis).

            Of the 4,100,000 common shares of 24/7 it received, Vflash undertook to grant a beneficial interest in approximately 725,000 common shares to former employees in recognition of services they rendered to VFlash prior to the sale. The fair value of these shares on
            September 23, 2002 was approximately $283.

            During February 2003, the preferred shares were converted into
            4,840,271 common shares of 24/7.

         F. MEDIAGATE

            (1) During 2000 Mediagate issued, in two private placements and through exercise of options, approximately 10,200,000 shares in consideration for approximately $12,000. Elron purchased
                approximately 1,000,000 shares from existing shareholders and received approximately 500,000 shares in these private
                placements, in consideration for approximately $1,600. As a result, Elron's interest in Mediagate decreased to 29.1%,
                resulting in a gain of $3,104.

            (2) During 2001 and 2002, Elron invested $2,794 and $794
                respectively in Mediagate by way of convertible loans. On August
                7, 2002, Elron converted the above mentioned loans to 32,828,510 preferred F shares. Elron also invested approximately $2,500 in
                MediaGate through a rights offering and received 58,562,543 preferred F shares. As a result of these transactions, Elron's interest in MediaGate increased to approximately 68% of the outstanding shares and accordingly the accounts of MediaGate have been consolidated with those of Elron subsequent to the date of the additional investment. See Note 8 for pro forma information.

                The purchase price has been allocated to the fair value of
                Mediagate's tangible and intangible assets acquired and
                liabilities assumed, based on an analysis made by an independent appraiser. The portion of the purchase price assigned to
                technology and the remaining technology which arose on previous acquisitions amounted to approximately $4,400. The technology will be amortized over a period of 7 years. The excess of the purchase price over the estimated fair values of the
                identifiable net assets acquired in the amount of approximately
                $2,500 was recorded as goodwill, which is not deductible for tax purposes.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         F. MEDIAGATE (Cont.)

            (3) In December 2002, Elron participated in a rights offering of
                Mediagate pursuant to which Elron entered into a convertible loan agreement to grant a convertible loan of $1,500 of which
                $600 was transferred as of December 31, 2002 and the balance of
                $900 on January 6, 2003. The loan shall be converted into
                preferred shares of Mediagate upon the earliest to occur of (i)
                the closing of a third party financing in excess of $1,000 (ii)
                the closing of a second round of the rights offering and (iii)
                the closing of an merger or acquisition transaction (as defined in the convertible loan agreement), none of which occurred as of
                December 31, 2002. Should none of the above events occur prior to July 31, 2003, the loans will be automatically converted into preferred shares.

         G. RESTATEMENT

            Elron has direct holdings in certain companies in which RDC also holds shares. As a result of the purchase of DEP, Elron's aggregate interest in these companies has increased and enables Elron to exercise significant influence in these companies. In accordance with U.S. Accounting Principles Board Opinion No. 18, "The Equity
            Method of Accounting for Investments in Common Stock", Elron's
            direct holdings in these companies, which were accounted for by
            Elron at cost or as available for sale securities, are accounted for retroactively under the equity method of accounting ("step-by-step acquisition"). Implementing step-by-step acquisition resulted in a restatement of Elron's financial statements for all prior periods in which Elron's investments in these companies were recorded at cost or as available for sale securities.

            Following are the effects of the restatement:

            (1) Consolidated balance sheet

                                                       December 31, 2001
                                                ---------------------------------
                                                   As       Effect of       As
                                                reported   restatement   restated
                                                --------   -----------   --------

            Investments in
              affiliated companies              $155,967      $  6,293   $162,260
            Other investments and long-
              term receivables                    27,484       (19,980)     7,504
            Deferred tax assets
              (liabilities)                       (3,254)        4,227        973
            Additional paid in Capital           162,109         3,571    165,680
            Accumulated other
              comprehensive income(*)             49,745        (7,514)    42,231
            Retained earnings                     26,751        (5,516)    21,235
            Total shareholders' equity           248,173        (9,460)   238,713

            (*) Restatement of unrealized gains on securities

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         G. RESTATEMENT (Cont.)

            (2) Consolidated statements of operations

                                                            Year ended
                                                        December 31, 2001
                                                ---------------------------------
                                                   As       Effect of       As
                                                reported   restatement   restated
                                                --------   -----------   --------

            Equity in losses of affiliated
                companies' investments          $(24,558)      $(2,684)  $(27,242)
            Other income
                (expenses), net                   (5,105)          220     (4,885)
            Net loss                             (48,350)       (2,464)   (50,814)
            Basic net loss per share               (2.28)        (0.12)     (2.40)
            Diluted net loss per share             (2.29)        (0.12)     (2.41)

                                                            Year ended
                                                        December 31, 2000
                                                ---------------------------------
                                                   As       Effect of       As
                                                reported   restatement   restated
                                                --------   -----------   --------

            Equity in losses of affiliated
                companies' investments          $ (7,218)      $(2,265)  $ (9,483)
            Gain from disposal and
                changes in holdings in
                affiliated companies, net         26,400           419     26,819
            Net income                            30,362        (1,846)    28,516
            Basic net income per share              1.43         (0.08)      1.35
            Diluted net income per share            1.41         (0.08)      1.33

            (3)    Total Comprehensive loss

                                                            Year ended
                                                        December 31, 2001
                                                ---------------------------------
                                                   As       Effect of       As
                                                reported   restatement   restated
                                                --------   -----------   --------

            Total Comprehensive loss            $(35,064)     $(9,978)   $(45,042)

                                                            Year ended
                                                        December 31, 2000
                                                ---------------------------------
                                                   As       Effect of       As
                                                reported   restatement   restated
                                                --------   -----------   --------

            Total Comprehensive loss            $(120,481)    $(1,846)   $(122,327)

                        ELRON ELECTRONICS INDUSTRIES LTD.
                             AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 4   -    CASH AND CASH EQUIVALENTS

              Includes mainly bank deposits in U.S. dollars bearing annual interest rate of 1.06% - 1.6% (December 31, 2001 1.75% - 1.98%).

Note 5   -    TRADE RECEIVABLES, NET

                                                                         December 31
                                                                     ------------------
                                                                      2002        2001
                                                                     ------      ------

             Open balances   (*)                                     $7,824      $4,263
             Unbilled receivables                                     1,414       5,364
                                                                     ------      ------
                                                                     $9,238      $9,627
                                                                     ======      ======
             (*) Net of allowance for doubtful accounts              $  845      $  252
                                                                     ======      ======

Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES

              A. MAJOR AFFILIATED COMPANIES ARE AS FOLLOWS:

                                                                                  December 31
                                                                           ------------------------
                                                                            2002            2001
                                                                            % of            % of
                                                            Note           holdings        holdings
                                                            ----           --------        --------

                    Elbit Systems ("ESL")                   6D(1)             19.9           21.2
                    Elbit                                   3A               (*)             44.0
                    DEP                                     3B               (*)             33.3
                    Galil Medical                           3D               (*)          (**)3.7
                    Given Imaging                           6D(7)             30.4        (**)7.3
                    Chip Express                            6D(3)             33.0           34.2
                    NetVision                                                 45.7           45.9
                    MediaGate                               3F               (*)             28.8
                    Wavion                                  6D(4)             44.7           44.8
                    KIT                                     6D(5)             28.6           28.6
                    Pulsicom                                6D(6)             17.0           17.0
                    AMT                                     6D(2)             29              -
                    3DV                                     6D(9)             47.7        (**)1.8
                    Notal Vision                            6D(8)              -              -
                    CellAct                                                   45.0            -

(*)  Consolidated in 2002.
(**) Restated - See Note 3(G).

                          ELRON ELECTRONICS INDUSTRIES LTD.
                               AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

              B. COMPOSITION OF INVESTMENTS:

                                                                       Equity in post
                                                                        acquisition
                                                     Cost of          profits (losses)
                                                   shares and          and additional             Total
                                                   loans(1)(2)         paid in capital         investment
                                                   -----------         ---------------         ----------

             As of December 31, 2002
               ESL                                 $   27,773            $    54,942           $   82,715
               Given Imaging                           41,013                 (8,234)              32,779
               Others                                  53,241                (37,479)              15,762
                                                   ----------            -----------           ----------
                                                   $  122,027            $     9,229           $  131,256
                                                   ==========            ===========           ==========

             (1) Includes convertible loans                                                    $    4,000
             (2) Includes balance of technology, goodwill and other intangible                 ==========
                 assets

                                                                                               $   21,092
                                                                                               ==========
             As of December 31, 2001
               ESL                                 $   29,124            $    51,761           $   80,885
               Elbit                                   47,095                 13,861               60,956
               Others(*)                            (*)71,519             (*)(51,100)           (*)20,419
                                                   ----------            -----------           ----------
                                                   $  147,738            $    14,522           $  162,260
                                                   ==========            ===========           ==========

             (1) Includes convertible loans                                                    $    7,336
             (2) Includes balance of technology, goodwill and other intangible                 ==========
                 assets

                                                                                               $    3,079
                                                                                               ==========

              * Restated - See Note 3(G).

              C. FAIR MARKET VALUE OF MARKETABLE SECURITIES:

                                                                December 31
                                                        --------------------------
                                                          2002              2001
                                                        --------          --------
                                                        (U.S. dollars in millions)
                                                        --------------------------

                    ESL                                   $126              $152
                    Given Imaging                           71                33

                     Shares of ESL are quoted on the Tel Aviv Stock Exchange and over the counter on Nasdaq in the U.S. Shares of Given
                     Imaging are quoted on Nasdaq in the U.S.

                         ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

              D. ADDITIONAL INFORMATION

              (1)      ESL

                       a.   On July 5, 2000, the merger between ESL and EL-OP
                            Electro-Optical Industries Ltd. ("EL-OP") was
                            completed. As part of the merger, ESL issued
                            12,100,000 ordinary shares representing 32% of ESL's
                            share capital to the shareholders of EL-OP ("the
                            Federmann Group") with a value of $180,000, in
                            consideration for their shares in EL-OP. As a result
                            of the merger, Elron's share in ESL decreased from
                            33.0% to 22.5%.

                            The merger was recorded in ESL's financial
                            statements based on the fair market value of the ESL
                            shares issued according to the purchase method. As a
                            result of the merger, Elron recorded in the third
                            quarter of 2000 a gain of approximately $19,000 from
                            the decrease in holdings in ESL.

                            ESL's results in 2000, included a charge for
                            purchased in-process research and development, as a
                            result of the merger with EL-OP, in the amount of
                            $40,000 and restructuring costs in the amount of
                            approximately $22,100.

                            As part of this transaction, Elron entered into a
                            shareholders agreement with the Federmann Group,
                            which sets forth the relationship of the primary
                            shareholders of ESL. The shareholders agreement
                            includes limitation on the transfer of shares in
                            ESL, including first refusal rights and tag along
                            rights. The shareholders agreement also includes
                            joint voting arrangements with respect to the
                            election of an equal number of directors to ESL's
                            board of directors.

                       b.   In the fourth quarter of 2001 Elron sold 380,000
                            shares of ESL for approximately $6,600. As a result,
                            Elron recorded a gain of approximately $3,000 and
                            its share in ESL decreased to 21.2%.

                       c.   In the fourth quarter of 2002, Elron sold 380,000
                            shares of ESL for approximately $5,900. As a result,
                            Elron recorded a gain of approximately $1,800 and
                            its share in ESL decreased to approximately 20%.
                            Elron continues to account for ESL according to the
                            equity method as a result of the abovementioned
                            agreement with the Federmann Group.

                         ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

              D. ADDITIONAL INFORMATION (Cont.)

              (2)      AMT

                       On August 6, 2002, Elron completed an investment of
                       approximately $5,000 in convertible notes of A.M.T
                       Advanced Metal Technologies Ltd. ("AMT"). AMT, an Israeli
                       private company, develops, markets and licenses
                       technologies, through its group companies, for amorphous
                       and nano-crystalline advanced materials, for a wide range
                       of commercial applications. Currently, AMT is focusing on
                       two of its group companies, namely A.H.T. Advanced
                       Heating Technologies Ltd., which uses amorphous metals
                       for heating products, and A.C.S. Advanced Coding Systems
                       Ltd., which develops, markets and sells products using
                       amorphous metals for brand protection against
                       counterfeiting and diversion and anti-shoplifting
                       electronic article surveillance.

                       The investment was part of an aggregate investment in AMT
                       of approximately $8,700 of which the existing
                       shareholders of AMT invested approximately $3,700. The
                       notes are convertible into preferred shares of AMT or
                       into shares held by AMT in certain of its subsidiaries.
                       Elron is entitled to the rights attached to the
                       convertible notes on an "as converted" basis as a
                       shareholder of AMT (which constitutes 29% of the voting
                       rights of AMT) and in addition, has special voting rights
                       in certain specified circumstances.

                       In addition, Elron and the other investors in AMT were
                       issued warrants to purchase preferred shares of AMT for a
                       total amount of up to approximately $19,140, which may be
                       exercised over various periods up to a maximum of 48
                       months from the closing, as well as an option to invest
                       up to $5,000 in AMT on the same terms and conditions of
                       the original investment, which may be exercised for a
                       period of eight months from the closing.

                       In December 2002, Elron granted a convertible loan to AMT
                       in the amount of $200. The loan bears interest at 8% and
                       shall automatically be converted into convertible notes
                       of AMT upon the same terms and conditions as Elron's
                       original investment no later than June 30, 2003. In
                       February 2003, Elron granted a further loan in the amount
                       of $150 under the same terms and conditions as the
                       above-mentioned loan.

                       As of December 31, 2002, following the abovementioned
                       investments, Elron holds 29% of AMT on a diluted
                       (excluding warrants) and "as converted" basis, and 41% on
                       a fully diluted and "as converted" basis.

                         ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

              D. ADDITIONAL INFORMATION (Cont.)

              (3)      Chip Express

                       On June 25, 2002, Chip Express Corporation ("Chip
                       Express"), in which Elron held approximately 35%
                       interest, issued, approximately 21,650,700 redeemable
                       preferred shares in consideration for $16,000 in a
                       private placement. Elron purchased approximately
                       6,984,000 redeemable preferred shares in consideration
                       for approximately $5,000, of which approximately $500 was
                       paid by a conversion of a convertible note. As a result,
                       Elron's interest in Chip Express decreased to
                       approximately 34%.

                       During October 2002, Chip Express issued an additional
                       666,700 redeemable prefered shares for a considiration of
                       $520, upon the same terms and conditions of the private
                       placement of June 2002. Elron did not participate in that
                       issuance and as a result Elron's interest in Chip Express
                       decreased to approximately 33%.

                       A gain amounting to approximately $100 as a result of the
                       decrease in interest was deferred since the preferred
                       shares issued are redeemable.

              (4)      Wavion

                       During 2000, Elron invested $5,000 in Wavion, which
                       develops fixed wireless broadband access systems and is
                       engaged in supplying development services for military
                       and commercial applications, in consideration for 45% of
                       Wavion's outstanding share capital and 100% of Wavion's
                       preferred shares.

                       During 2001 and 2002, Elron invested $1,000 and $500,
                       respectively, in Wavion by way of convertible loans. The
                       loans bear interest at LIBOR +2% and are repayable at the
                       end of two years following the installment dates.

              (5)      KIT
                       In 2000, Elron invested $6,000 in KIT in consideration
                       for preferred shares constituting 28.6% of KIT's
                       outstanding share capital. KIT was formed, in 2000, by
                       the Kidum group, and offers academic education through
                       the internet.

                       During 2001, Elron signed a loan agreement with KIT in
                       the amount of $1,500 advanced in two installments of
                       $1,000 in December 2001 and $500 in September 2002, by
                       way of convertible loans. The loans are convertible into
                       preferred shares of KIT.

                         ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

              D. ADDITIONAL INFORMATION (Cont.)

              (5)      KIT (Cont.)

                       In December 2002, Elron executed a term sheet with KIT
                       pursuant to which Elron will invest $2,000 in KIT out of
                       an aggregate sum of $ 4,000 and granted to KIT an advance
                       in the amount of $500 on account of Elron's investment.
                       The investment is conditional upon the fulfillment of
                       certain conditions. As of December 31, 2002, these
                       conditions have not been met yet.

              (6)      Pulsicom

                       In 2001, Elron invested $1,618 in Pulsicom in
                       consideration for 17% of Pulsicom's outstanding share
                       capital which represent 70.95% of its preferred shares.
                       Pulsicom was formed in 2000 and is engaged in research
                       and development of communication technology.

                       On January 1 2003, Elron entered into a bridge loan
                       agreement with Pulsicom pursuant to which Elron undertook
                       to grant a loan of $480 in two installments of $240 each.
                       The first installment of $240 was paid in January 2003
                       and the second installment was paid in March 2003. The
                       bridge loan is secured by a floating charge over
                       Pulsicom's assets and is convertible into preferred
                       shares of Pulsicom.

              (7)      Given Imaging

                       During 2002, Elron and RDC sold 98,666 shares and 500,000
                       shares, respectively, of Given Imaging Ltd. ("Given") in
                       consideration for approximately $1,100 and $5,900,
                       respectively. In addition, a former senior executive of
                       RDC exercised a call option granted to him in 1999, and
                       purchased from RDC 172,800 shares of Given at an exercise
                       price of $0.17 per share (see also Note 13(D)).

                       As a result of the above transactions, a gain of
                       approximately $5,300 was recorded.

                       See Note 16(G) regarding RDC's pledge over its Given
                       Imaging shares.

              (8)      Notal Vision

                       In October 2002, Elron executed an agreement to invest
                       $2,000 in Notal Vision Ltd. ("Notal"), out of an
                       aggregate amount of $4,000 raised by Notal. Notal, an
                       Israeli medical device company, operates in the field of
                       early detection of Age Related Macular Deterioration
                       (AMD). As of December 31, 2002, Elron advanced a loan
                       to Notal in the amount of $300 on account of the
                       investment. The investment was completed in January 2003.
                       As a result of the investment, Elron holds 25% of Notal's
                       outstanding shares.

                         ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

              D. ADDITIONAL INFORMATION (Cont.)

              (9)      3DV

                       On March 2002, 3DV systems Ltd. ("3DV"), in which Elron
                       holds 1.8% and in which RDC holds 45.9%, entered into the
                       second Joinder Agreement according to which 3DV issued
                       Series A convertible notes in consideration for an amount
                       of $4,000, bearing the rights and obligations set forth
                       in the Note Purchase Agreement, dated August 15, 2001,
                       between 3DV and certain shareholders and their
                       affiliates.

                       As of the balance sheet date, Elron and RDC invested
                       their total commitment under this agreement of $1,900.

              E. SUMMARIZED INFORMATION

              Summarized combined financial information is as follows:

                                                                 Given
                                                ESL             Imaging           Others
                                                ---             -------           ------

December 31, 2002:
Balance sheet information -
  Current assets                              $562,874          $56,059          $ 46,314
  Total assets                                 935,841           68,728            69,269
  Current liabilities                          365,322           12,087            54,579
  Long-term liabilities                        154,443              882            15,940
  Minority interest                              4,675            2,182                86
  Redeemable preferred stock                         -                -            44,384
  Shareholders' equity (deficiency)            411,361           53,577           (45,720)

Statement of operations information -

  Total income                                $827,456          $28,904          $ 86,860
  Gross profit                                 222,143           16,977            16,670
  Net income (loss) from continuing
    operations                                  45,113          (18,310)          (28,338)

                         ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

              E. SUMMARIZED INFORMATION (Cont.)

                                                  ESL               Elbit          Netvision           Others
                                               --------           --------          --------          --------

December 31, 2001:
Balance sheet information -
  Current assets                               $509,448           $ 30,157          $ 14,853          $ 15,685
  Total assets                                  899,552            209,431            27,990            48,619
  Current liabilities                           385,521              9,858            38,273            30,991
  Long-term liabilities                         130,052             57,431             1,967            10,109
  Minority interest                               5,994                 91                 -               792
  Shareholders' equity (deficiency)             377,985            142,051           (12,250)            6,727

Statement of operations information -

  Total income                                 $764,501           $  1,000          $ 58,909          $ 20,778
  Gross profit (loss)                           210,544                499             5,450            10,458
  Net income (loss) from continuing
    operations                                   40,796            (31,539)           (3,601)          (35,164)

Year ended December 31, 2000:
Statement of operations information -
  Total income                                 $591,084           $  3,011          $ 48,488          $ 39,072
  Gross profit                                  154,659                424            (9,009)           12,558
  Net income (loss) from continuing
    operations                                  (20,531)            45,233           (24,772)          (24,874)

              F.  GOODWILL AND INTANGIBLE ASSETS ALLOCATED TO INVESTMENTS

                  The annual estimated amortization expense relating to
                  intangible assets allocated to investments accounted for under the equity method, which will be included in the line item
                  "Equity in earnings losses of affiliated companies investments in the statement of operations, for each of the five years in the period ending December 31, 2007 is approximately as
                  follows:

                                        Total amortization
                                        ------------------

                        2003      -     $2,100
                        2004      -     $1,200
                        2005      -     $1,100
                        2006      -     $1,400
                        2007      -     $1,400

                  At the balance sheet date, the Company has unamortized
                  goodwill in the amount of $5,731 allocated to investments
                  accounted for under the equity method.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

              G.     IMPAIRMENT

                     As a result of an other than temporary decline in value of certain investments, the company recorded impairment losses of $2,400 and $3,300 in 2002 and 2001, respectively.

Note 7   -    INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

                                                                           December 31
                                                                      --------------------
                                                                        2002          2001(*)
                                                                      -------       ------

                    Marketable securities presented as
                       available-for-sale securities:(1)
                    Partner(3)                                        $78,578      $     -
                    Other                                                   -          787
                                                                      -------      -------
                                                                       78,578          787
                                                                      -------      -------
                    Partnerships:(2)
                    Gemini Fund, L.P.                                     266          421
                    Innomed                                             2,181            -
                                                                      -------      -------
                                                                        2,447          421
                                                                      -------      -------
                    Other investments and long-term receivables:
                       Oren(4)                                          8,024        5,524
                       Cellenium(5)                                     2,500            -
                       ASSA-OR(6)                                       1,872            -
                       Others                                           3,737          772
                                                                      -------      -------
                                                                       16,133        6,296
                                                                      -------      -------
                                                                      $97,158       $7,504
                                                                      =======      =======

             (1)    Includes unrealized gains                         $14,176      $(*)591
                                                                      =======      =======
              * Restated--See Note 3(G).

              (2)   Investments in partnerships are accounted for under the
                    equity method.

              (3)   See Note 16(E) regarding the pledging of Partner shares.

              (4)   OREN

                    During 2001, Elron invested an amount of $1,000 in Oren
                    Semiconductors Inc. ("Oren"), in which it held 18.4% at that time, out of a total of $8,000 raised by Oren. As a result,
                    Elron's interest in Oren decreased to 17.33%. In addition,
                    Elron granted $400 by way of long-term convertible loans.

                    During 2002, certain of Oren's existing shareholders,
                    including Elron, invested a total of approximately $6,900 in
                    Oren by way of long-term convertible loans, of which Elron invested $2,500. The loans bear a monthly accumulated
                    interest rate of 3%, and shall be repaid after two years
                    from the date of grant. The loans shall be converted into
                    preferred shares conditional upon the occurrence of certain events stipulated in the convertible loan agreements. In
                    addition, the lenders, including Elron, received warrants in the amount of twice the principal amount of the loans. The warrants are exercisable upon the same terms of the loan.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 7   -    INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

              (4)    OREN (Cont.)

                     Subsequent to the balance sheet date, an additional $600
                     were invested by Elron by way of long-term convertible
                     loans upon the same terms and conditions of the convertible agreement.

              (5)    CELLENIUM

                     In July 2002, Elbit granted to Cellenium M.C.S. Ltd. and
                     Cellenium Inc. (together - "Cellenium") a loan of $750. The loan, bearing an interest of LIBOR + 2% and secured by a
                     charge over a residential property owned by Cellenium,
                     shall be repaid by July 2003, or earlier if certain
                     conditions are met.

                     In November 2002, Elbit executed an agreement with the
                     other shareholder of Cellenium pursuant to which Elbit sold all of its shares in Cellenium in which it previously held
                     50%, to the other shareholder of Cellenium, for a future
                     consideration of up to $14,000, conditional upon the
                     occurrence of certain events stipulated in the agreement.

                     Simultaneously with the sale, Elbit granted an additional
                     loan of $600 to Cellenium, bearing interest at the rate of
                     LIBOR + 2%. The loan, secured by a floating charge over the intellectual property of Cellenium, and existing debt of
                     $225 shall be repaid by Cellenuim to Elbit upon the
                     occurrence of certain events as stipulated in the
                     agreement.

              (6)    ASSA OR

                     On September 10, 2002, Elbit sold all of its shares in
                     Textology Inc. ("Textology"), in which it previously held
                     63.75%, to Assa-Or Ltd. ("Assa-Or"), the other shareholder of Textology, in consideration for $3,300, for which Elbit granted a loan to Assa-Or. In addition, Elbit advanced a
                     loan to Assa-Or in the amount of $1,100 of which
                     approximately $1,000 was advanced as of the balance sheet
                     date. Pursuant to the transaction, a loan in the amount of approximately $1,600 previously extended by Elbit to
                     Textology was assigned by Textology to Assa-Or. All the
                     above loan amounts, including an existing loan in the
                     amount of approximately $1,600 previously granted to
                     Assa-Or (collectively referred to as "the loans") will be
                     repaid in accordance with the provisions of the agreement.
                     In addition, Elbit has an option to convert a portion of
                     the loans into ordinary shares of Assa-Or, pursuant to the terms of the agreement.

                     As a result of the above transaction, a gain in the amount of approximately $5,600 was deferred and will be recognized as income upon repayment of the loan. As of December 31,
                     2002, the balance of the loans to Assa-Or, net of the
                     deferred gain, amounted to approximately $1,700.

                     The results of the operations of Textology until the date
                     of the closing were classified as discontinued operations
                     in the statement of operations.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 8   -    SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

              The pro forma information presents the results of operations of
              Elron after giving effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in
              Galil and MediaGate as if they had been in effect at the beginning of each of the reported periods, and includes the effect of amortization of intangible assets from these dates.

              The following pro forma information is based upon the historical financial statements of Elron (after restatement, as discussed in
              Note 3(G)), and upon the historical financial statements of Elbit,
              DEP, Galil and MediaGate (after reclassification of discontinuing operations)). The pro forma data does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies.

              The pro forma data is presented for comparative purposes only and is not necessarily indicative of the operating results that would have occurred had the merger, the share purchase or the
              acquisition of a controlling interest in Galil and MediaGate been consummated at the dates indicated, nor are they necessarily indicative of future operating results or financial condition.

              PRO FORMA COMBINED RESULTS OF OPERATIONS

                                                                           Year ended
                                                                           December 31
                                                            -----------------------------------------
                                                              2002             2001             2000
                                                            --------         --------        --------

      Net revenues                                          $ 25,897         $ 36,243        $ 44,283
        Net loss from equity investments                     (14,030)         (25,426)        (26,165)
        Gain (loss) from disposal and changes in               6,674            3,612         155,725
          holdings in related companies, net
      Other expenses, net                                      1,801          (18,633)         12,267
                                                            --------         --------        --------
      Total income                                            20,342           (4,204)        186,110
      Costs and expenses                                      69,822           90,486         110,296
                                                            --------         --------        --------
      Income (loss) before taxes on
          income (tax benefit) and minority interests       $(49,480)        $(94,690)       $ 75,814
                                                            ========         ========        ========
      Income (loss) from continuing operations              $(40,294)        $(78,550)       $ 42,682
                                                            ========         ========        ========
      Net loss                                              $(52,371)        $(90,168)       $ 35,400
                                                            ========         ========        ========
      Basic net income (loss) from
         continuing operations per share                    $  (1.38)        $  (2.70)       $   1.47
                                                            ========         ========        ========
      Diluted net income (loss) from continuing
         operations per share                               $  (1.39)        $  (2.71)       $   1.45
                                                            ========         ========        ========
      Basic net income (loss) per share                     $  (1.80)        $  (3.10)       $   1.22
                                                            ========         ========        ========
      Diluted net income (loss) per share                   $  (1.80)        $  (3.11)       $   1.21
                                                            ========         ========        ========
      Weighted average number of ordinary shares
         used in computation (thousands) of basic
         income (loss) per share                              29,131           29,070          29,051
                                                            ========         ========        ========
      Weighted average number of ordinary shares
         used in computation (thousands) of diluted
         income (loss) per share                              29,131           29,070          29,325
                                                            ========         ========        ========

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 8   -    SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED) (Cont.)

              Pro forma results of operations for the year ended December 31,
              2001 and 2000, include amortization of goodwill in the amount of
              $2,317 and $2,085. Goodwill is no longer being amortized in accordance with SFAS 142, effective as of January 1, 2002.

Note 9   -    LONG-TERM DEBENTURES AND DEPOSITS

              The long-term debentures and deposits are used to secure long-term loans taken by ETI and ESI (See Note 16(D)). The amounts, which are denominated in U.S. dollars, bear weighted average interest of
              1.60% per annum (December 31, 2001 - 2.25%) and mature in the following years:

             2003                   $26,292
             2004                     1,237
             2005                       699
             2006                       700
                                    --------
                                    $28,928
                                    ========

              The scheduled maturities of held-to-maturity securities as of
              December 31, 2002 are as follows:

                                                       Cost and           Estimated
                                                     accrued interest     fair value
                                                     ----------------     ----------

              Held to maturity:
              -----------------
              Due within one year                         $2,640           $2,562

              Due after one through four years            $2,636           $2,623

Note 10  -    PROPERTY AND EQUIPMENT, NET

                                                                 December 31
                                                            ------------------------
                                                             2002             2001
                                                            -------          -------

             Land and Building                              $10,292          $     -
             Leasehold improvements                           2,527            3,967
             Computers, furniture and machinery               9,032            4,978
             Motor vehicles                                     989            1,506
                                                            -------          -------
                                                             22,840           10,451
             Less - accumulated depreciation                 11,264            5,480
                                                            -------          -------
             Property and equipment, net                    $11,576          $ 4,971
                                                            =======          =======

              Depreciation expense amounted to approximately $1,940, $2,628 and
              $2,360 for the years ended December 31, 2000, 2001 and 2002, respectively.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 11  -    GOODWILL AND OTHER INTANGIBLE ASSETS

                                                                                      December 31
                                                                                -----------------------
                                                              Period of
                                                             Amortization       2002               2001
                                                             ------------       ----               ----
                                                               (years)

           Cost:
             Technology and know-how(1)                        5-12            $25,051            $16,495
             Goodwill(2)                                                        24,809             13,140
                                                                               -------            -------
                                                                                49,860             29,635
                                                                               =======            =======
           Accumulated amortization:
             Technology and know-how(1)                                        $ 6,474            $ 5,528

             Goodwill(4)                                                         3,271              4,306
                                                                               -------            -------
                                                                                 9,745              9,834
                                                                               -------            -------
           Amortized cost                                                      $40,115            $19,801
                                                                               =======            =======

              (1)    During 2002 technology and know-how increased by $7,223 as a result of the acquisition of a controlling interest in
                     Galil Medical and Mediagate (see Note 3). The above
                     technology has a weighted average life of 7 years.

              (2)    The annual estimated amortization expense relating to
                     Elron's intangible assets, other than goodwill existing as of December 31, 2002, for each of the five years in the
                     period ending December 31, 2007 is approximately as
                     follows:

                                              Total amortization
                                          -------------------------

                          2003      -     $2,200
                          2004      -     $2,800
                          2005      -     $3,200
                          2006      -     $2,600
                          2007      -     $2,200

              (3)    As of January 1, 2002, the Company had unamortized goodwill in the amount of approximately $8,800. In connection with
                     SFAS 142 transitional goodwill impairment evaluation, the
                     Company estimated the fair value of each reporting unit and has determined that the carrying amount of each reporting
                     unit does not exceed its fair value. Accordingly, the
                     Company concluded that as of January 1, 2002, there was no indication of impairment of goodwill.

                     The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

                                                                                Corporate
                                                    Internet   System and     operations and
                                                    products    projects      other holdings       Total
                                                    --------    --------      --------------       -----

Balance as of January 1, 2002                        $1,085      $ 7,748       $     -           $ 8,833
Goodwill acquired during the year (net of
    subsequent adjustments)                               -            -        15,062            15,062
Goodwill realized related to sale of businesses           -       (2,157)         (200)           (2,357)
                                                     ------      -------       -------           -------
Balance as of December 31, 2002                      $1,085      $ 5,591       $14,862           $21,538
                                                     ======      =======       =======           =======

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 11  -    GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

              (4)    Until December 31, 2001, goodwill was amortized over a
                     period of 7-10 years.

              (5)    The following transitional information is presented to
                     reflect net income (loss) and (loss) per share for all
                     prior periods adjusted to exclude amortization of goodwill:

                                                                For the year ended
                                                                    December 31
                                                            --------------------------
                                                                 2001           2000
                                                            ------------    ----------

             Reported net income (loss)                     $(*)(50,814)    $(*)28,516
             Goodwill amortization                                1,565          1,513
                                                            -----------     ----------
             Adjusted net loss                              $   (49,249)    $   30,029
                                                            ===========     ==========
             Loss per share:
             Reported basic loss per share                  $  (*)(2.40)    $  (*)1.35
             Goodwill amortization                                 0.07           0.07
                                                            -----------     ----------
             Adjusted basic loss per share                  $     (2.33)    $     1.42
                                                            ===========     ==========
             Reported diluted loss per share                $  (*)(2.41)     $ (*)1.32
             Goodwill amortization                                 0.07           0.07
                                                            -----------     ----------
             Adjusted diluted loss per share                $     (2.34)    $     1.39
                                                            ===========     ==========

             (*) Restated - See Note 3(G).

Note 12  -    SHORT-TERM LOANS FROM BANKS

              Includes loans primarily from banks in U.S. dollars, bearing interest of Libor plus 0.6%-3.8% (The Libor rate as of December
              31, 2002 was 1.4%).

              For liens - see Note 16(D).

Note 13  -    OTHER PAYABLES AND ACCRUED EXPENSES

                                                                         December 31
                                                                     -----------------
                                                                       2002      2001
                                                                     -------    ------

              Payroll and related expenses(1)                        $ 3,462    $3,347
              Provision for income taxes                               1,247         -
              Advances from customers, net of inventories                  -       435
              Accrued expenses                                         2,815       657
              Accrued projects expenses                                1,451     1,826
              Deferred revenues                                        2,914     1,824
              Employee call options(2)                                 1,189       352
              Others                                                   3,438       880
                                                                     -------    ------
                                                                     $16,516    $9,321
                                                                     =======    ======

                    (1) Includes provision for vacation pay          $ 1,458    $1,331
                                                                     =======    ======

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 13 -     OTHER PAYABLES AND ACCRUED EXPENSES (Cont.)

              (2)    EMPLOYEE CALL OPTIONS

              A.     As part of the retirement benefit approved by the Company's shareholders in December 1999, the former Chairman of the
                     Board of Directors and president, received an option to
                     purchase from the Company 2% of its holdings in ESI for
                     $0.50 per share. The option was immediately exercisable and will expire on the earlier of five years or upon ESI's
                     initial public offering. The option is accounted for under the provisions of APB 25. No compensation expense was
                     recorded since at the grant date the exercise price equaled the fair value of ESI's ordinary shares. In connection with the transfer of assets and liabilities of the systems and
                     projects activities to ETI (see Note 3C(3)), this option
                     provides, upon exercise, an equal number of shares of
                     common stock of ESI and ETI, for no additional
                     consideration.

              B.     In March 2001, the Shareholders of the Company approved the grant of option to its Chairman of the Board to acquire up to 1.5% of any investments made by the Company after
                     January 1, 2001 and an option to acquire up to 0.75% of any investments in private companies held by Elron prior to
                     January 1, 2001 on the same terms and prices paid by Elron.
                     These investments of Elron may be directly or indirectly
                     held through DEP or RDC. The options granted are recorded
                     at their fair value. Fair value of each option is estimated using the Black and Scholes option pricing model with the
                     following weighted average assumptions used for grants: (1)
                     expected life of the option of 3 years from the date of
                     Elron's investment; (2) dividend yield of 0% and 0% as of
                     December 31, 2001 and 2002, respectively; (3) expected
                     volatility of 0% to 55% and 0% to 92% for the options for
                     the years ended December 31, 2001 and 2002, respectively;
                     (4) risk-free interest rate of 2.45% and 1.5% for the years ended December 31, 2001 and 2002. The option shall be
                     exercisable for a period of three years from the later of 1
                     January, 2000 or the date of Elron's last investment in
                     each of the private companies.

              C.     During 2001, the Board of directors approved the grant of
                     options to certain officers of the Company to acquire
                     between 1% to 2% of Elron's investments in certain private companies. The options are exercisable at the weighted
                     average price of investments of Elron. The options vest
                     ratably over a three year period and are exercisable for an additional three years. The options granted were recorded
                     at fair value.

              D.     According to a call option agreement signed in November
                     1999, RDC awarded two former senior employees with call
                     options as an incentive and a stock-based employee
                     compensation. As of December 31, 2002, the two former
                     senior employees are entitled to up to 3% of the equity
                     interest in each held company, out of RDC's equity interest in such held companies at an exercise price as determined
                     in the call option agreement. During 2002, a former senior employee of RDC exercised the call option granted to him
                     into 172,800 shares of Given at an exercise price of $0.17 per share.

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data

Note 13 -     OTHER PAYABLES AND ACCRUED EXPENSES (Cont.)

              (2)    EMPLOYEE CALL OPTIONS (Cont.)

              E.     The fair value of each option is estimated using the Black and Scholes option pricing model with the following
                     weighted average assumptions used for grants: (1) expected life of the option of 6 years; (2) dividend yield of 0% to
                     55% and 0% to 92% as of December 31, 2001 and 2002; (3)
                     expected volatility of the options of 0% for the years
                     ended December 31, 2001 and 2002; (4) risk-free interest
                     rate of 2.45% and 1.5% for the years ended December 31,
                     2001 and 2002.

                     According to the aforesaid call options, compensation
                     income amounted to $780 and compensation expenses amounted to $352 for the year ended December 31, 2002 and 2001.

Note 14  -    LONG-TERM LOANS FROM BANKS AND OTHERS

                                                                December 31
                                                         ----------------------
                                                            2002         2001
                                                         ---------   ----------

             Long-term loans from banks and others       $  67,026   $  52,416
             Less-current maturities                        17,637         608
                                                         ---------   ---------
                                                         $  49,389   $  51,808
                                                         =========   =========

              The majority of the loans are from banks in U.S. dollars, bearing annual interest of LIBOR plus 0.5% - 3.5% (the LIBOR rate as of
              December 2002 was 1.4%).

              The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

              First year (current maturities)                      $   17,637
              Second year                                              48,054
              Third year                                                1,322
              Fourth year                                                  13
                                                                   ----------
                                                                   $   67,026
                                                                   ==========

              An amount of $6,006 represents a loan from Galram to RDC. Out of the $6,006, $2,739 is included in current maturities and is New
              Israeli Shekel ("NIS") denominated and linked to the Israeli
              Consumer Price Index. ("CPI"). An amount of $3,267 is due not before January 1, 2004 and bears no interest or linkage.

              Liens - see note 16(D).

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data

Note 15 -     INCOME TAXES

              A. Measurement of taxable income under the Income Tax
                 (Inflationary Adjustments) Law, 1985:

                 Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli CPI. As explained in note 2B the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar
                 exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the
                 consolidated financial statements. In accordance with
                 paragraph 9(f) of SFAS No. 109, the Company has not
                 provided deferred income taxes on this difference between
                 the reporting currency and the tax bases of assets and
                 liabilities.

              B. Tax benefits under Israel's Law for the Encouragement of
                 Industry (Taxation), 1969:

                 Certain subsidiaries in Israel are classified as an
                 "industrial companies", as defined by the law for the
                 Encouragement of Industry (Taxes), 1969, and as such, are
                 entitled to certain tax benefits, mainly amortization of
                 costs relating to know-how and patents over eight years and accelerated depreciation.

              C. Taxes on income (tax benefit) are comprised as follows:

                                                                   Year ended December 31
                                                            ---------------------------------
                                                             (*)2002        2001       2000
                                                            ----------  ----------  ---------

                 Current taxes                              $     106   $     435   $   6,308
                 Taxes in respect of prior years                  119        (812)          -
                 Deferred income taxes (benefit)               (3,080)     (2,570)      1,771
                                                            ---------   ---------   ---------
                                                            $  (2,855)  $  (2,947)  $   8,079
                                                            ---------   ---------   ---------
                 Domestic                                   $  (2,855)  $  (2,947)  $   7,420
                                                            ---------   ---------   ---------
                 Foreign                                    $       -   $       -   $     659
                                                            =========   =========   =========

                 (*) All taxes recorded in 2002 relate to continuing operations.

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data

Note 15  -    INCOME TAXES (Cont.)

              D. Deferred taxes on income:

                 Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and
                 liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the
                 Company's deferred tax liabilities and assets are as follows:

                                                                Deferred Tax Asset              Deferred Tax Liability
                                                           -----------------------------    -----------------------------
                                                Total       Non Current       Current         Current         Non Current
                                             ----------    ------------     ------------    ------------     ------------

As of December 31, 2002
Deferred tax assets:
Provision for doubtful accounts,
   vacation and others                       $      469    $          -     $        469    $          -     $         -
Accrued severance pay, net                          229             229                -               -               -
Trading marketable securities                        23               -               23               -               -
Investments in affiliated  companies,
   net                                           61,410          61,410                -               -               -
Property and equipment and
    other assets                                  2,618           5,863                -               -           (3,245)
Tax losses carryforward                          73,766          65,911                -               -            7,855
Other                                               512               -              512               -                -
                                             ----------    ------------     ------------    ------------     ------------
                                                139,027         133,413            1,004               -            4,610
                                             ----------    ------------     ------------    ------------     ------------
Deferred tax liabilities:
  Available-for-sale
    marketable securities                       (28,066)              -              194               -          (28,260)
                                             ----------    ------------     ------------    ------------     ------------
                                                (28,066)              -              194               -          (28,260)
                                             ----------    ------------     ------------    ------------     ------------
                                                110,961         133,413            1,198               -          (23,650)
  Valuation allowance (1)                      (131,621)       (130,423)          (1,198)              -                -
                                             ----------    ------------     ------------    ------------     ------------
                                             $  (20,660)   $      2,990     $          -    $          -     $    (23,650)
                                             ==========    ============     ============    ============     ============

As of December 31, 2001
Deferred tax assets:

  Provision for doubtful
    accounts, vacation and others            $      368    $          -     $        368   $           -    $           -
  Accrued severance pay, net                        167             167                -               -                -
  Trading securities                                  3               -                3               -                -
  Investments in affiliated                                                                            -                -
    companies, net                               16,294          16,294                -
  Property and equipment                          8,386           8,386                -               -                -
  Tax losses carryforward                        16,508          15,772              736               -                -
  Other                                           1,558           1,558                -               -                -
                                             ----------    ------------     ------------    ------------     ------------
                                                 43,284          42,177            1,107               -                -
                                             ----------    ------------     ------------    ------------     ------------
Deferred tax liabilities:
  Available for sale marketable
    securities                                   (*)973          (*)973                -               -             (*)-
                                             ----------    ------------     ------------    ------------     ------------
                                                 44,257       (*)43,150            1,107               -                -

  Valuation allowance                            42,545         (42,177)            (368)              -             (*)-
                                             ----------    ------------     ------------    ------------     ------------
                                             $ (*)1,712    $     (*)973     $        739    $          -     $       (*)-
                                             ==========    ============     ============    ============     ============

(*) Restated- See Note 3(G).

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data

Note 15  -    INCOME TAXES (Cont.)

              D. Deferred taxes on income (Cont.)

                 Valuation allowance for deferred tax assets, for which
                 subsequently recognized tax benefits will be allocated to
                 reduce goodwill or other non-current intangible assets,
                 amounts to approximately $4,500 as of December 31, 2002.

                 Regarding the deferred taxes in respect of the losses in
                 Elbit prior to the merger date - see Note 3(A).

              E. A reconciliation between the theoretical tax expense,
                 assuming all income is taxed at the statutory tax rate
                 applicable to income of the Company and the actual tax
                 expense as reported in the statement of income, is as
                 follows:

                                                                      Year ended December 31
                                                           ------------------------------------------
                                                               2002          (*)2001         (*)2000
                                                           ------------  ------------   -------------

             Income (loss) before taxes as
               reported in the consolidated
               statements of operations                    $   (42,223)  $   (54,199)   $      36,424
             Statutory tax rate                                    36%           36%              36%
                                                           ===========    ==========     ============

             Theoretical tax expense (income)                  (15,200)   (*)(19,512)       (*)13,113
             Equity in (earnings) losses from
               affiliated companies                              7,888      (*)9,807         (*)3,593
             Tax exempt and reduced tax rate
               on capital gains                                   (637)            -           (2,024)
             Tax exempt income, net of non-
               deductible expenses                              (2,943)       (1,916)          (2,842)
             Differences arising from the basis
               of measurement for tax purposes                  (3,504)    (*)(3,264)       (*)(3,761)
             Deferred taxes on losses for which
               valuation allowance was provided                 11,422        12,750                -
             Taxes in respect of previous years                    119          (812)               -
                                                           -----------    ----------     ------------
             Actual tax expenses                           $    (2,855)   $   (2,947)    $      8,079
                                                           ===========    ==========     ============
             Effective tax rate                                 (6.8)%        (5.4)%            22.2%
                                                           ===========    ==========     ============

           * Restated - See Note 3(G).

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data

Note 15  -    INCOME TAXES  (Cont.)

              F.     The Company's subsidiaries in the U.S. have estimated
                     aggregate available carryforward tax losses of
                     approximately $98,800 to offset against future taxable
                     profits, which expire between 2002 and 2022. A valuation
                     allowance for the entire balance was recorded due to the
                     uncertainty of the tax asset's future realization.

                     As of December 31, 2002 the Company and its Israeli
                     subsidiaries had a tax loss carry forward of approximately
                     $44,500. Carryforward tax losses in Israel may be
                     carryforward indefinitely and may be set against future
                     taxable income.

              G.     Income (loss) before income taxes is comprised as follows:

                                                                       Year ended December 31
                                                           ---------------------------------------------
                                                               2002           (*)2001         (*)2000
                                                           -------------- --------------   -------------

                    Domestic                               $     (19,771) $  (*)(28,543)   $   (*)64,086
                    Foreign                                      (22,452)       (25,656)         (27,662)
                                                           -------------  -------------    -------------
                                                           $     (42,223) $     (54,199)   $      36,424
                                                           =============  =============    =============

                    * Restated - See Note 3(G).

Note 16  -    CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

              A.     The Company and its subsidiaries have operating lease
                     agreements in respect of their premises for periods ending through 2007. Rent expenses amounted to approximately
                     $1,329, $2,416 and $1,675 for the years ended December 31
                     2000, 2001 and 2002, respectively. The future minimum
                     rental payments under these agreements in the years
                     following the balance sheet date are as follows:

                     First year             $     1,492
                     Second year                  1,294
                     Third year                     721
                     Fourth year                     22
                     Fifth year                      10
                                            -----------
                                            $     3,539
                                            ===========

                     Elron is the guarantor for the lease agreements of ESI in
                     respect of their facilities in the U.S. in the amount of
                     approximately $2,100.

              B.     ESI has a number of royalty bearing agreements for
                     technology included in its products, generally the royalty fees are paid as a percentage of net revenue earned and are included in cost of sales. Royalty expenses amounted to
                     approximately $456, $320 and $300 for the years ended
                     December 31, 2000, 2001 and 2002, respectively.

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data

Note 16  -    CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

               C.   Certain of the Company's subsidiaries are required to pay
                    royalties to the Office of the Chief Scientist of the
                    Israeli Ministry of Industry and Trade and other
                    institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of
                    Israel or the other institutions participates in financing until an amount equal to 100% of the amount received by each company. As of December 31, 2002, the aggregate contingent obligation to pay royalties amounted to approximately
                    $2,400.

               D.   Elron provided guarantees to banks of approximately $74,000 to secure bank loans made available to ETI and ESI and of
                    which approximately $69,300 have been utilized as of
                    December 31, 2002. Out of the $74,000 an amount of
                    approximately $31,000 is to be collateralized by Elron's
                    investment in debentures, marketable securities and
                    deposits, and of which approximately $28,900 has been
                    utilized as of December 31, 2002.

                    Elron also provided a letter of comfort in connection with the credit line granted to ETI by certain banks, pursuant to which Elron undertook not to dilute its holdings in ETI
                    below a certain percentage. The Company also agreed to
                    subordinate any amounts owed to it by ETI, other than
                    interest on outstanding loans and payments in the ordinary course of business.

               E.   Elbit has pledged approximately 70% of its shares in Partner
                    Communications Company Ltd. to the banks which are providing financing to Partner, pro rata to the other original
                    shareholders of Partner.

               F.   The Company has provided letters of comfort in connection
                    with a credit line granted to Netvision by banks. The credit line at December 31, 2002 amounted to approximately $19,700.
                    The comfort letters were jointly provided with the other
                    major shareholder of Netvision, pursuant to which the
                    Company and the other shareholder undertook not to dilute
                    their holdings in Netvision below a certain percentage.

               G.   RDC's bank loan in the amount of $4,000 is secured by a
                    floating pledge and by a first degree fixed pledge over the securities, and all rights derived therefrom, deposited in
                    RDC's bank account. As of December 31, 2002, RDC has
                    deposited in the bank 2,840,000 shares of Given.

               H.   As collateral for Mediagate's liability to its bank, in the amount of approximately $2,500, a first ranking fixed and
                    floating charge were placed on all of Mediagate Ltd's
                    intellectual property and assets, including its insurance
                    rights.

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data

Note 16  -    CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

              I.     Legal proceedings:

              (1)    During September 1999, the Company received copies of two
                     claims and a request to approve such claims as a class
                     action on behalf of public shareholders of Elscint
                     (formerly an affiliated company) against the Company and
                     others. The allegation raised by the claimants related to
                     the decision regarding the sale of Elscint's substantial
                     assets. The claim has been stayed pursuant to an
                     arrangement reached by the parties pending the outcome of
                     the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in
                     paragraph 2 below is accepted, then the proceedings to
                     recognize the lawsuit as a class action will proceed.
                     Otherwise, the application to recognize the claim as a
                     class action suit will be dismissed.

              (2)    On November 8, 1999, the Company received a copy of a claim and request to approve such a claim as a class action on
                     behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The
                     allegations raised against Elron and it's officers, among
                     others, relate to the period prior to the sale of Elron's
                     holding in Elbit Medical Imaging ("EMI"). The claimants
                     seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14
                     per share or other remedies. On August 17, 2000, the Haifa
                     District court dismissed the application to recognize the
                     claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme
                     Court in Israel, which appeal is currently pending. In
                     addition, in February 2001, the claimants submitted a new
                     claim similar to the previous one but not as a class
                     action.

                     The Company denies all the allegations set forth in the
                     above claims, and based on legal advice received,
                     management is of the opinion that the Company has good
                     defense arguments which, if accepted, will cause dismissal of the above allegations.

Note 17  -    SHAREHOLDERS' EQUITY

              A. SHARE CAPITAL

                    (1)  Ordinary share confer upon their holder's voting
                         rights, the right to receive dividends and the right to
                         share in excess assets upon liquidation of the Company.

                    (2)  On May 15, 2002 under the merger with Elbit, the
                         Company issued 5,617,601 ordinary shares. See note 3A.

                    (3)  On May 6, 2002, under the acquisition of DEP shares,
                         the Company issued 2,261,843 ordinary shares. See note
                         3B.

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data

Note 17  -    SHAREHOLDERS' EQUITY (Cont.)

              B. OPTIONS TO EMPLOYEES

                 (1)    Options to Elron's Employees

                        The options vest over a four-year period from date
                        of grant and have a term of 5-9 years. Stock options
                        activity is summarized as follows:

                                          2002                      2001                      2000
                                 ---------------------     ----------------------    -----------------------
                                              Weighted                  Weighted                   Weighted
                                               average                   average                    average
                                 Number of    exercise     Number of    exercise     Number of     exercise
                                  options       price       options       price       options        price
                                 ---------    ---------    ---------    ---------    ---------     ---------

      Outstanding-beginning
        of the year                 463,025    $  15.14      158,404     $  20.26     163,404       $ 20.54
      Granted (*)                   270,525       10.48      345,871        13.38      43,000         29.38
      Exercised                     (87,863)       6.88      (25,000)       12.21     (48,000)        10.18
      Forfeited                     (68,475)      12.91      (16,250)       22.89           -             -
                                    -------    --------      -------     --------     -------       -------
      Outstanding - end of
        the year                    577,212    $  14.09      463,025     $  15.14     158,404       $ 20.26
                                    =======    ========      =======     ========     =======       =======
      Options exercisable
      at the end of the year        207,681    $  14.59       45,135     $  19.28      18,000       $ 12.44
                                    =======    ========      =======     ========     =======       =======

                       Weighted average fair value of options granted at
                       their grant date were $12.07, $6.37 and $3.97 during
                       2000, 2001 and 2002, respectively. All options were
                       granted at a price approximately 10%-15% below
                       market price on date of grant.

                    *  Includes 240,525 options granted to Elbit's
                       employees as a result of the merger. See Note 3A.

                 (2)   The following table summarizes information regarding
                       outstanding and exercisable options as of December
                       31, 2002:

                                      Options outstanding                            Options exercisable
                           ----------------------------------------------     --------------------------------
                                                Weighted-
                              Number            average         Weighted-     Number outstanding     Weighted-
                          outstanding at        remaining         average              at              average
     Exercise              December 31,       contractual       exercise         December 31,         exercise
      price                    2002           life (years)        price              2002              price
-------------------        --------------     ------------      ----------       -------------       ----------

  $  6.911-8.34                 88,708              4.00      $       7.49            31,500               6.86
  $  10.38-11.69               196,750              4.80      $      10.70            57,250              10.75
  $  12.51-13.39                97,130              4.33      $      13.11            40,905              12.91
  $  18.09-19.05               122,854              4.39      $      18.66            42,141              18.28
  $  21.38                      38,770              2.59      $      21.38            19,385              21.38
  $  29.38                      33,000              4.83      $      29.38            16,500              29.38
                            -------------                                        --------------
                               577,212                                               207,681
                            =============                                        ==============

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data

Note 17  -    SHAREHOLDERS' EQUITY (Cont.)

              B. OPTIONS TO EMPLOYEES (Cont.)

                 (3)    In December 1999, the Company's Shareholders
                        approved a plan whereby the Chairman of the Board
                        and then Chief Executive Officer of the Company were
                        granted options to purchase up to 58,154 Ordinary
                        shares of the Company (the "1999 grant"). The
                        options are to be granted ratably over a period of 3
                        years commencing February 2000 and are exercisable
                        for a period of three years, commencing two years
                        after the date of the grant.

                        The exercise price of the options granted in
                        December 1999, 2000 and 2001 was $21.38, $21.38 and
                        $13.01, respectively.

                        In March 2001, the Company's Shareholders approved a
                        plan whereby the Chairman of the Board and then
                        Chief Executive Officer of the Company were be
                        granted options to purchase up to 58,000 Ordinary
                        shares of the Company (the "2001 grant"). The
                        options are to be granted ratably over a period of 3
                        years commencing June 2001 and are exercisable for a
                        period of three years, commencing two years after
                        the date of the grant.

                        The exercise price of the options granted in March
                        2001 and 2002 was $19.05 and 8.34, respectively. The
                        exercise price of the options to be granted in June
                        2003 will be determined based on the market value of
                        the Company's shares but shall not exceed $19.05 per
                        share.

                        As of grant date, the weighted average fair value of
                        the 1999 grant and the 2001 grant was $7.67 and
                        $4.29 per share, respectively. The fair value was
                        calculated using the Black and Scholes
                        option-pricing model. (See Note 2T for the
                        assumptions used in the calculation).

                        Upon exercise of the options, the option holder will
                        be granted a number of shares reflecting the benefit
                        component of the options exercised, as calculated at
                        the exercise date, in consideration for their par
                        value only. The plan is considered to be a variable
                        plan as defined in APB 25. Compensation expense is
                        calculated based on the quoted market price of the
                        Company's stock at the end of each reporting period
                        and is amortized over the remaining vesting period
                        of the options.

                 (4)    Compensation expenses (income) recorded during 2002
                        amounted to $222 (2001 - $(6), 2000 - $245).

                 (5)    The balance of deferred compensation as of
                        December 31,2002 amounted to $553.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
              In thousands of U.S. Dollars, except per share data

Note 18 - INCOME (LOSS) PER SHARE

     Earning (loss) per share is computed as follows:

                                                        Year ended December 31
                  ------------------------------------------------------------------------------------------------------
                             2002                                2001                              2000
                  ------------------------------------------------------------------------------------------------------
                          Number of                            Number of                         Number of
                            shares      Per                      shares       Per                  shares         Per
                             (in       share                      (in        share                  (in          share
                  Loss    thousands)   amount       Loss       thousands)    amount     Income    thousands)     amount
                 -------  ----------   ------     --------     ----------    ------     ------    ----------     ------

Basic            (39,301)   26,272    $(1.50)   (*)(50,814)      21,191    $(*)(2.40)  (*)28,516    21,172     $(*)1.35
                                      ------                               ---------                           --------
Effect of
 options of
 investees          (209)        -                    (246)           -                      (63)        -
Effect of
 options of
 Elron                 -         -                       -            -                        -       274
                 -------    ------              ----------       ------                ---------    ------
Diluted          (39,510)   26,272    $(1.50)   (*)(51,060)      21,191   $(*)(2.41)   (*)28,453    21,446     $(*)1.33
                 =======    ======    ======    ==========       ======   =========    =========    =======    ========

* Restated - See Note 3(G).

Note 19 - EQUITY IN EARNINGS (LOSSES) OF AFFILIATED COMPANIES' INVESTMENTS

                                                    Year ended December 31
                                             ---------------------------------------
                                                2002         2001           2000
                                             ---------   -----------     -----------

          Affiliated companies:
            Elbit(1)                         $ (8,658)   $  (13,138)    $    17,350
            ESL                                 9,469          9,064         (2,981)
            Netvision                            (436)        (2,504)       (12,774)
            Given                              (4,376)     (*)(1,575)       (*)(781)
            Others                            (17,910)    (*)(19,089)    (*)(10,297)
                                             --------    -----------    -----------
                                             $(21,911)   $(*)(27,242)   $ (*)(9,483)
                                             ========    ===========    ===========

         (1) In 2002 - Until the merger date, see Note 3(A).
          *  Restated - See Note 3(G).

Note 20 - GAIN FROM DISPOSAL AND CHANGES IN HOLDINGS IN SUBSIDIARIES AND
          AFFILIATED COMPANIES, NET

                                       Year ended December 31
                                    ----------------------------
                                     2002      2001        2000
                                    ------    ------     -------

          ESL                       $1,603    $2,985     $19,133
          Given                      5,251         -           -
          Mediagate                      -         -       3,104
          Others                        34       194       4,582
                                    ------    ------     -------
                                    $6,888    $3,179     $26,819
                                    ======    ======     =======

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
              In thousands of U.S. Dollars, except per share data

Note 21 - OTHER INCOME (EXPENSES), NET

                                                         Year ended December 31
                                                   ----------------------------------
                                                     2002         2001         2000
                                                   --------    ----------     -------

        Gain (loss) from sale and increase
          (decrease) in market value of:
            ArelNet shares(4)                      $  (27)     $        -     $     -
            Netmanage shares(4)                        632              -           -
            ServiceSoft shares(1)(7)                     -              -       6,831
            Broadbase shares(2)                          -         (3,952)       (570)
            Kana shares(3)(7)                          (34)          (691)          -
            Zoran shares and options(5)(6)               -            954      34,281
            Other companies, net(6)(7)              (1,778)        (1,196)      3,054
        Other income (expenses)                        464           (*)-        (138)
                                                    ------     ----------     -------
                                                    $ (743)    $(*)(4,885)    $43,458
                                                    ======     ==========     =======

        * Restated - See Note 3(G).

        (1)  In December 2000 Servicesoft Inc., in which Elron held approximately 3.3% on a fully diluted basis, was acquired by
             Broadbase Software Inc. ("Broadbase"), which was then a public company traded on Nasdaq, in a share exchange transaction. As a result, Elron received 1,159,022 ordinary shares of BroadBase with a fair market value on that date of approximately $7,833 resulting in a gain of $6,831.

        (2)  In June 2001, BroadBase was acquired by Kana Software Inc.
             ("Kana"), a public company traded on Nasdaq, in a share exchange transaction. As a result, Elron received approximately 1 million ordinary shares of Kana with a fair market value on that date of approximately $2,140 resulted in a gain of $172.

        (3)  In the last quarter of 2001 and in 2002, the Company sold most of the Kana shares held by it in consideration for $1,211 and $197 respectively.

        (4)  In 2002, the Company sold all its shares in Netmanage and ArelNet in consideration for $790.

        (5)  During 2000, 611,566 shares of Zoran were sold for a total consideration of approximately $27,000. The gain of approximately
             $34,281 consists of gain on the sale of the shares, changes in the market value of Zoran's shares, gains arising from transfer to trading securities account in the amount of $24,121, and changes in the Zoran's options. During 2000, as part of the
             Company's policy to limit its exposure to market risks, Elron hedged the price of most of its Zoran shares by the purchase of put options and by selling call options, in a strike price range of $35.00-$53.00 for periods ended September and December 2000 and February 2001. The hedged shares were transferred to the trading securities account.

             During the first quarter of 2001, the Company sold all of the
             252,399 remaining shares of Zoran, out of which 188,400 were hedged, in consideration for approximately $10,600 resulting in a gain of approximately $954.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
              In thousands of U.S. Dollars, except per share data

Note 21 - OTHER INCOME (EXPENSES), NET (Cont.)

          (6)  Including realized gains from sale of available-for-sale securities in the amount of approximately $17,000, $1,000 and
               $100 in the years ended December 31, 2000, 2001 and 2002,
               respectively. The proceeds from such sales amounted to
               approximately $28,500, $10,700 and $100 for the years ended
               December 31, 2000, 2001 and 2002, respectively.

          (7)  Including unrealized losses from trading securities held as of the end of the year in the amount of $1,975, $11 and $54 for the years ended December 31, 2000, 2001 and 2002 respectively.

          (8)  Including other than temporary decline in value of
               available-for-sale securities in the amount of approximately
               $1,000 and $600 for the years ended December 31, 2001 and 2002, respectively.

Note 22 - FINANCING INCOME, NET

                                                                 Year ended December 31
                                                               ---------------------------
                                                                2002      2001      2000
                                                               ------    ------   --------

          Income:
          Interest on cash equivalents, bank deposits and
             trading marketable bonds                          $2,314    $4,419    $6,888
          Foreign currency gains                                1,257       796       121
                                                               ------    ------    ------
                                                                3,571     5,215     7,009
                                                               ------    ------    ------
          Expenses:
          Interest on short-term credit and long-term loans    $3,601    $3,878    $4,492
          Foreign currency losses                                 444        86       111
                                                               ------    ------    ------
                                                                4,045     3,964     4,603
                                                               ------    ------    ------
                                                               $ (474)   $1,251    $2,406
                                                               ======    ======    ======

Note 23 - DISCONTINUED OPERATIONS

          During 2002, the Company realized certain subsidiaries and activities, which met the definition of a component under SFAS No. 144,
          "Accounting for the Impairment or Disposal of Long-lived Assets".
          Accordingly, the Company classified the results relating to the above subsidiaries and activities to discontinued operations.

          The following is the composition of discontinued operations:

                                                              For the year ended
                                                               December 31, 2002
                                                              ------------------

          Loss from operations of discontinued components
          Vflash (see Note 3E)(*)                                  $(1,852)
          Other                                                     (2,389)
                                                                   -------
                                                                    (4,241)
                                                                   -------
          Gain (loss) on disposal
          Vflash (see Note 3E)                                       1,991
          Other                                                       (506)
                                                                   -------
                                                                     1,485
                                                                   -------
                                                                   $(2,756)
                                                                   =======

          * Net of  tax

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
              In thousands of U.S. Dollars, except per share data

Note 23 - DISCONTINUED OPERATIONS (Cont.)

          The revenue relating to discontinued operations for the year ended
          December 31, 2002 amounted to $560.

Note 24 - RELATED PARTY TRANSACTIONS

          A. RELATED PARTY RECEIVABLE BALANCES:

                                                      December 31
                                                  ------------------
                                                   2002        2001
                                                  -------    -------

             Trade receivables:
             Affiliated companies                 $    -      $2,350
             Other companies                       1,308           -
                                                  ------      ------
                                                   1,308       2,350
             Other receivables:
             Affiliated companies                    204         220
             Other companies                         497         135
                                                  ------      ------
                                                     701         355
             Long-term receivables:
             Other companies                         453           -
                                                  ------      ------
                                                     453           -
                                                  ------      ------
                                                  $2,462      $2,705
                                                  ======      ======

          B. INCOME AND EXPENSES FROM AFFILIATED COMPANIES:

                                                    Year ended December 31
                                                  --------------------------
                                                   2002      2001      2000
                                                  ------    ------    ------

             Revenues:                            $2,487    $3,347    $2,345
             Interest and commission
               for guarantees                         75       126        31
             Participation in Directors'
               remuneration                           13        28        18
             Participation in expenses               308       724       194

             Costs and Expenses:
             Participation in expenses               356        33       287
             Cost of revenue                       1,752       728         -

          C. Option to the Chairman of the Board - see Note 17.

          D. Sale of activities to ESL - see Note 3C.

          E. Loans from Galram - see Note 14.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
              In thousands of U.S. Dollars, except per share data

Note 25 - BUSINESS SEGMENTS

          A.   The Company is operating through its subsidiaries, ESI and ETI, in two business segments: the internet product segment and the system and projects segment. A third business segment is the
               Corporate Operation and Other Holdings in affiliated and other companies engaged in various fields of advanced technology and the corporate operation.

               The operations of the internet product segment include
               development and marketing of network management software
               products, which enable organizations to manage the access to the internet network and to control the incoming and outgoing
               internet content.

               The operation of the system and project segment includes
               development and supply of software solutions for the management of large and complex communication and internet networks.

               The third segment includes holdings in various companies that operate in the communications, software, defense industry, medical devices, semiconductors amorphous metals and others and the corporate operations.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
              In thousands of U.S. Dollars, except per share data

Note 25 - BUSINESS SEGMENTS (Cont.)

          B. Segment information is as follows:

                                                                            Corporate
                                                Internet   System and     Operations and
                                                products    projects      Other Holdings     Adjustments      Total
                                                --------   ----------     --------------     -----------    ----------

2002
Net revenues                                  $  8,290       $10,069         $  5,109          $      -    $   23,468
Other expenses, net                                  -             4             (747)                -          (743)
Equity in losses of affiliated
  companies                                          -             -          (21,911)                -       (21,911)
Gain from changes in holdings
  in affiliated companies, net                       -             -            6,888                 -         6,888
Finance income (expense), net                     (393)       (1,562)           1,481                 -          (474)
Tax benefit (income taxes)                          (7)          (99)           2,961                 -         2,855
Net loss                                        (8,567)       (5,912)         (24,822)                -       (39,301)
Depreciation and amortization                    1,517         1,473            1,421                 -         4,411
Capital expenditures                               247           158           33,698                 -        34,103
Total assets as of December 31, 2002             6,057        17,601          390,344           (12,673)      401,329
Goodwill as of December 31, 2002                 1,085         5,591           14,862                 -        21,538

2001
Net revenues                                  $  9,077       $23,782         $      -          $      -    $   32,859
Other expenses, net(*)                               -          (218)          (4,667)                -     (*)(4,885)
Equity in losses of affiliated
  companies(*)                                       -             -          (27,242)                -       (27,242)
Gain from changes in holdings
  in affiliated companies, net                       -             -            3,179                 -         3,179
Finance income (expense), net                     (458)       (2,832)           4,541                 -         1,251
Income taxes                                       (38)         (798)           3,783                 -         2,947
Net loss(*)                                    (10,390)      (15,302)         (25,122)                -       (50,814)
Depreciation and amortization                   (2,151)       (3,985)            (226)                -        (6,362)
Capital expenditures                                18           402           20,496                 -        20,916
Total assets(*)                                  7,801        32,060          297,938           (11,489)      326,310
Goodwill as of December 31, 2001                 1,085         7,748                -                 -         8,833

* Restated - See Note 3(G).

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
              In thousands of U.S. Dollars, except per share data

Note 25 - BUSINESS SEGMENTS (Cont.)

          B. Segment information is as follows (Cont.):

                                                                            Corporate
                                                Internet   System and     Operations and
                                                products    projects      Other Holdings     Adjustments      Total
                                                --------   ----------     --------------     -----------    ----------

2000
Net revenues                                  $ 12,144      $ 27,223          $     -          $   (205)    $ 39,162
Other income                                         -             -           43,458                 -       43,458
Equity in net losses of
  affiliated companies(*)                            -             -           (9,483)                -       (9,483)
Gain from changes in holdings
  in affiliated companies, net(*)                    -             -           26,819                 -       26,819
Finance income (expense), net                     (628)       (4,411)           7,445                 -        2,406
Income taxes                                       (18)          (20)          (8,041)                -       (8,079)
Net income (loss) (*)                          (11,702)      (15,998)          56,216                 -       28,516
Depreciation and amortization                   (1,310)       (3,675)            (137)                -       (5,122)
Capital expenditures                             1,391        16,347           32,311           (13,702)      36,347

* Restated - See Note 3(G).

          C. Revenue data according to geographical destination is as follows:

                                            2002        2001        2000
                                           -------     -------     -------

             Israel                        $ 9,101     $21,736     $20,581
             Overseas (mainly USA)          14,367      11,123      18,581
                                           -------     -------     -------
                                           $23,468     $32,859     $39,162
                                           =======     =======     =======

          D.   In 2002 and 2001 revenues from one customer in the systems and project segment were approximately 13% and 14% of total
               consolidated revenues, respectively, and from other customer 11%
               and 0%, of total consolidated revenues, respectively.

          E.   The majority of the long-lived assets are located in Israel.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 26 -     RECONCILIATION TO ISRAELI GAAP

              The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. Had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), the effects on the financial statements would have been as follows:

              A. Effect on the statement of operations for the year ended
                 December 31, 2002:

                                                           As                                   As per
                                                        reported         Adjustments         Israeli GAAP
                                                        --------         -----------         ------------

             Net loss                                   $(39,301)           $ 933            $(38,368)
             Basic net loss per share                      (1.50)             0.04              (1.46)
             Diluted net loss per share                    (1.50)             0.04              (1.46)

                 Effect on the statement of operations for the year ended
                 December 31, 2001:

                                                           As                                   As per
                                                        reported         Adjustments         Israeli GAAP
                                                        --------         -----------         ------------

             Net loss*                                    $(50,814)       $4,299              $(46,515)
             Basic net loss per share*                       (2.40)          0.2                 (2.20)
             Diluted net loss per share*                     (2.41)          0.2                 (2.21)

                 Effect on the statement of operations for the year ended
                 December 31, 2000:

                                                           As                                   As per
                                                        reported         Adjustments         Israeli GAAP
                                                        --------         -----------         ------------

             Net income*                                $28,516            $(7,600)           $20,916
             Basic net income per share*                   1.35              (0.37)              0.98
             Diluted net income per share*                 1.32              (0.35)              0.97

              * Restated - See Note 3(G).

              B. Effect on the balance sheet:

                 As of December 31, 2002:

                                                                                             As per
                                                      As reported        Adjustments      Israeli GAAP
                                                      -----------        -----------      ------------

             Other investments                          $ 97,158       $ (78,185)(5)      $  18,973
             Investment in affiliated companies          131,256         (19,036)(1)         99,788
                                                                         (12,122)(6)(8)
                                                                            (364)(2)
                                                                              55

             Total assets                               $401,329       $(129,064)         $ 272,265
             Deferred taxes                               23,650          (1,085)(1)         (5,117)
                                                                         (28,260)(5)
                                                                             578 (2)

             Retained earnings                           (18,066)        (11,206)(6)(8)     (22,015)
                                                                           4,415 (2)
                                                                           4,175 (9)

                                                                          (1,389)(3)
                                                                           2,904 (1)

                                                                          (2,848)(1)

             Total equity                                266,517        (101,602)           164,915

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 26 -     RECONCILIATION TO ISRAELI GAAP (Cont.)

              B. Effect on the balance sheet (Cont.)

                 As of December 31, 2001:

                                                                                             As per
                                                      As reported        Adjustments      Israeli GAAP
                                                      -----------        -----------      ------------

           Other investments*                          $  7,504         $  8,237 (2)        $ 15,150
                                                                            (591)(5)

           Investment in affiliated companies*          162,260          (41,240)(5)         101,791
                                                                          (1,924)(6)
                                                                          (6,293)(2)
                                                                          (8,942)(8)
                                                                          (2,070)(9)

           Deferred taxes*                                  973             (731)(5)             242

           Total assets*                                326,310          (53,795)            272,515

           Retained earnings*                            21,235           (1,455)(6)          16,354
                                                                          (8,942)(8)
                                                                           5,516 (2)

           Total equity*                                238,713          (53,554)            185,159

                 * Restated - see Note 3(G).

              C. MATERIAL ADJUSTMENTS:

                 The abovementioned adjustments include material differences between U.S. GAAP and Israeli GAAP are as follows:

                 (1)  According to U.S. GAAP, the merger of Elron and Elbit and the DEP share purchase as described in Note 3 are
                      accounted for by the purchase method in Elron's financial
                      statements. According to accepted practice in Israel, the
                      merger between Elron and Elbit and the DEP share purchase, are considered transactions with controlling shareholders
                      and accordingly, the assets and liabilities should be
                      recorded according to their carrying values in the
                      transferring company at the dates of the relevant
                      transactions. In addition, according to U.S. GAAP, when at the acquisition date, a full valuation allowance is
                      recorded to offset deferred tax assets in respect of loss
                      carryforwards and subsequent to that date, the valuation
                      allowance is reduced by recording a tax benefit in respect of those loss carryforwards, the entire tax benefit should be recorded as an adjustment to the purchase price
                      recorded in additional paid-in capital. According to
                      accepted practice in Israel, only the portion of the tax
                      benefit relating to the interest acquired should be
                      recorded as an adjustment to additional paid-in capital
                      while the portion relating to the interest previously held by the acquiror should be recorded as a tax benefit in net income.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 26 -     RECONCILIATION TO ISRAELI GAAP (Cont.)

              C. MATERIAL ADJUSTMENTS (Cont.)

                 (2)  As a result of the purchase of DEP, Elron's aggregate interest in certain companies has increased and enabled
                      Elron to exercise significant influence in these
                      companies. In accordance with U.S. GAAP, Elron's direct
                      holdings in these companies, which were accounted for by
                      Elron at cost or as available-for-sale securities, are
                      accounted for retroactively under the equity method of
                      accounting ("step-by-step acquisition") which resulted in
                      a restatement of Elron's financial statements for all
                      prior periods. According to Israeli GAAP, the equity
                      method should be applied only from the first time Elron
                      could exercise significant influence in these companies.

                 (3)  Effective January 1, 2002 the Company adopted SFAS 142,
                      "Goodwill and Other Intangible Assets" according to which
                      goodwill and intangible assets with indefinite lives are
                      no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment
                      indicators arise). According to Israeli GAAP, all
                      intangibles, including goodwill should be amortized.

                 (4)  According to U.S. GAAP the fair value of options to
                      acquire shares of affiliated companies held by Elron and
                      RDC is recorded as a liability. According to Israeli GAAP, no liability should be recorded if the exercise of the
                      options would not result in a loss to Elron.

                 (5)  Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their
                      market value and changes in such value should be charged
                      (or credited) to other comprehensive income. According to
                      Israeli GAAP non-current investments in marketable
                      securities are presented at cost.

                 (6)  In 1999, Elbit sold all its rights in real estate in Haifa to Elbit systems in consideration for $16,000. In
                      accordance with Israeli GAAP, the gain on sale of real
                      estate, as presented by Elbit, in the amount of $10,000,
                      should be credited to capital surplus in shareholders'
                      equity due to the significant influence of Elron in Elbit
                      and Elbit Systems. Under U.S. GAAP, the gain is recognized in the statement of operations.

                 (7)  According to US GAAP, dividends are recorded in the period to which they are declared. Until December 31, 2001,
                      according to Israeli GAAP, dividends declared after
                      balance sheet date, were recorded in the financial
                      statements at balance sheet date if distributed from
                      earnings incurred up to balance sheet date.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data

Note 26 -     RECONCILIATION TO ISRAELI GAAP (Cont.)

              C. MATERIAL ADJUSTMENTS (Cont.)

                 (8)  According to U.S. GAAP, the merger of ESL and EL-OP as described in Note 6(D)(1)(a) is accounted by the purchase
                      method in ESL's financial statements and accordingly a
                      gain from the decrease in holding in ESL was recorded in
                      Elron's financial statements. According to accepted
                      practice in Israel , the merger between ESL and EL-OP,
                      from the perspective of Elron, is considered a
                      non-monetary exchange of similar assets and accordingly
                      should be recorded at book value, with no gain recognized.

                 (9)  According to U.S. GAAP, the gain arising from the initial public offering of Given is accounted for as an equity
                      transaction, as Given was a development stage company at
                      the time. According to Israeli GAAP, this gain is
                      recognized in the statement of operations over three years from date of issuance.

                                 # # # # # # #

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars

Details relating to major investments as of December 31, 2002

                                                                  Carrying value of the   Market value of the publicly traded
                                                         %             investment                 investments as of:
                                                    Outstanding       December 31,         December 31,         March 10,
                                                       shares           2002 (1)               2002                2002
                                                    -----------------------------------------------------------------------

Consolidated Companies:
----------------------
Elron Software Inc.                                     96%                    $     -          $      -           $      -
Elron Telesoft Inc.                                     99%                     10,309                 -                  -
Galil Medical Ltd. (2)                                  34%                      4,297                 -                  -
MediaGate N.V.                                          68%                      2,490                 -                  -

Affiliated Companies (equity):
-----------------------------
Elbit Systems Ltd. (Nasdaq: ESLT)                       20%                     82,715           125,594            122,624
Given Imaging Ltd. (Nasdaq: GIVN) (2)                   19%                     25,563            42,637             41,072
NetVision Ltd.                                          46%                        962                 -                  -
Wavion Inc.                                             45%                        670                 -                  -
Kidum Elron IT (KIT) Ltd.                               29%                      1,329                 -                  -
Chip Express Corporation                                33%                      5,188                 -                  -
Pulsicom Israel Technologies Ltd.                       17%                        336                 -                  -
3DV Systems Ltd. (2)                                    25%                        959                 -                  -
Advanced Metal Technologies Ltd. (AMT)                  29%                      4,177                 -                  -
Witcom Ltd. (2)                                         20%                        519                 -                  -
CellAct Ltd.                                            45%                        290                 -                  -
Semiconductors Engineering Laboratories
    Ltd. (SELA) (2)                                     25%                        471                 -                  -
Ingeneo Ltd.                                            21%                        400                 -                  -

Available for sale:
------------------
Partner Communications Company Ltd.
(Nasdaq: PTNR)                                          12%                     78,587            78,587             64,862
24/7 Real Media (Nasdaq: TFSM)                           3%                        776               776                709

Partnership:
-----------
Gemini Israel Fund                                       5%                        266                 -                  -
InnoMed                                                 12%                      2,181                 -                  -

Cost:
----
Oren Semiconductor Inc.                                 17%                      8,024                 -                  -
24/7 Real Media (3)                                      5%                      1,113                 -                  -

(1)    Includes loans and convertible notes.

(2)    Represents the carrying value and the percentage holding of the investment in Elron's books and Elron's share in the carrying value and percentage holding of the investment in RDC's books.

(3)    Investment in preferred shares of 24/7 Real Media which represent
       4,840,271 common shares on an as converted basis. The preferred shares were converted in February 2003.

                          INDEPENDENT AUDITORS' REPORT
                             TO THE SHAREHOLDERS OF
                     A.M.T. ADVANCED METAL TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of A.M.T. Advanced
Metal Technologies Ltd. ("the Company") as of December 31, 2002 and 2001 and the
related consolidated statements of operations, changes in shareholders'
deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards, including those prescribed by the Auditors Regulations (Mode of
Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of the
Company at December 31, 2002 and 2001 and the results of its operations, changes in shareholders' deficiency and cash flows for the years then ended in conformity with US generally accepted accounting principles.

Without qualifying our opinion, we draw attention to Note 1B regarding the
Company's dependence on capital infusions from investors and shareholders.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants

Tel-Aviv, March 3, 2003

Report of Independent Auditors to the Board of Directors and Shareholders of
Given Imaging Ltd.

We have audited the accompanying consolidated balance sheets of Given Imaging
Ltd. and its subsidiaries (the "Company") as of December 31, 2002 and 2001, and
the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2002.
These consolidated financial statements are the responsibility of the Company's
Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of
December 31, 2002 and 2001, and the consolidated results of its operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
A member of KPMG International

February 12, 2003

Report of Independent Auditors to the Board of Directors and
Shareholders of DEP Technology Holdings Ltd.

We have audited the accompanying consolidated balance sheets of DEP Technology
Holdings Ltd. and its subsidiary ("the Company") as at December 31, 2002 and
2001, and the related consolidated statements of operations, shareholders'
equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of certain investee companies. The
Company's investments in such investees at December 31, 2002 and 2001 were US$
1,099 thousand and US$ 4,320 thousand, respectively, and its share in net losses of such investees was US$ 5,754 thousand and US$ 4,352 thousand for the years ended December 31, 2002 and 2001, respectively. The financial statements of these investee companies were audited by other auditors whose unqualified reports were furnished to us, and our opinion, insofar as it relates to the amounts included for such investees, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the consolidated results of its operations, changes in shareholders' equity and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America ("US
GAAP"). As applicable to these consolidated financial statements, US GAAP differs in certain respects from generally accepted accounting principles in
Israel ("Israeli GAAP") as described in Note 22, which includes only the differences that effect directly the results of operations and the changes in shareholders' equity.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)

March 10, 2003

                       Report of Independent Accountants

To The Board of Directors and Stockholders of
Chip Express Corporation

In our opinion, based on our audits and the report of other auditors, the consolidated balance sheets and the related consolidated statements of operations, of mandatorily redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows (not presented separately herein) present fairly, in all material respects, the financial position of Chip
Express Corporation and its subsidiaries at December 31, 2002 and December 31,
2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the
United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Chip Express (Israel) Limited ("CEL"), a wholly-owned subsidiary, which statements reflect total assets of $1,205,000 and $1,542,000 as of
December 31, 2002 and December 31, 2001, respectively, and total revenues of
$4,176,000 and $5,755,000 for the years then ended. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for CEL, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the
United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
February 20, 2003

                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2002
                             -----------------------
                         (IN THOUSANDS OF U.S. DOLLARS)

                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------

                                 C O N T E N T S
                                 ---------------

                                                                         PAGE

REPORT OF INDEPENDENT AUDITORS                                            2

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                           3 - 4

  Consolidated Statements of Operations                                   5

  Consolidated Statements of Changes in Shareholders' Equity            6 - 7

  Consolidated Statements of Cash Flows                                 8 - 9

  Notes to the Consolidated Financial Statements                       10 - 58

                                  # # # # # # #

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Elbit Systems Ltd.

We have audited the  accompanying  consolidated  balance sheets of Elbit Systems
Ltd. (the "Company") and its  subsidiaries as of December 31, 2002 and 2001, and the related  consolidated  statements of  operations,  changes in  shareholders'
equity and cash flows for each of the three years in the period  ended  December
31, 2002.  These financial  statements are the  responsibility  of the Company's management.  Our  responsibility  is to express  an  opinion on these  financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by  management,  as well as  evaluating  the  overall  financial  statement presentation.  We believe  that our audits  provide a  reasonable  basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material  respects,  the consolidated  financial  position of the
Company  and  its  subsidiaries  as of  December  31,  2002  and  2001,  and the
consolidated  results of their  operations  and cash flows for each of the three years in the period ended  December  31, 2002,  in  conformity  with  accounting principles generally accepted in the United States.

                                         /s/ LUBOSHITZ KASIERER
                                             LUBOSHITZ KASIERER
                              AN AFFILIATE MEMBER OF ERNST & YOUNG INTERNATIONAL

Haifa, Israel
March 10, 2003

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                      CONSOLIDATED BALANCE SHEETS
                    (In thousands of U.S. dollars)

                                                                                             DECEMBER 31,
                                                                                      --------------------------
                                                                         NOTE          2002              2001
                                                                        -----         --------         ---------

CURRENT ASSETS
  Cash and cash equivalents                                                            $76,280          $40,583
  Short-term bank deposits                                                               1,650            1,446
  Trade receivables, net                                                 (3A)          227,724          241,827
  Other receivables and prepaid expenses                                  (4)           34,376           36,209
  Inventories, net of advances                                            (5)          222,844          185,090
                                                                                      --------         ---------
         Total current assets                                                          562,874          505,155
                                                                                      --------         ---------

INVESTMENTS AND LONG-TERM RECEIVABLES
  Investments in affiliated companies and partnership                    (6A)           21,947           19,583
 Investments in other companies                                          (6B)           11,104           11,909
  Long-term receivables                                                  (3B)           20,859           64,804
  Long-term bank deposits and loan                                        (7)            3,686            3,433
 Severance pay fund                                                                      6,641            6,528
                                                                                      --------         ---------
                                                                                        64,237          106,257
                                                                                      --------         ---------

PROPERTY, PLANT AND EQUIPMENT, NET                                        (8)          202,961          184,722
                                                                                      --------         ---------

OTHER ASSETS, NET                                                         (9)
  Goodwill and assembled work-force, net                                                32,541           31,946
  Know-how and other intangible assets, net                                             73,228           73,337
                                                                                      --------         ---------
                                                                                       105,769          105,283
                                                                                      --------         ---------

                                                                                      $935,841        $ 901,417
                                                                                      ========        =========

 The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                      CONSOLIDATED BALANCE SHEETS
           (In thousands of U.S. dollars, except share data)

                                                                                                  DECEMBER 31,
                                                                                            --------------------------
                                                                               NOTE          2002              2001
                                                                              -----         --------         ---------

CURRENT LIABILITIES
  Short-term bank credit and loans                                             (10)           $30,915         $ 46,894
  Trade payables                                                                               83,463          108,617
  Other payables and accrued expenses                                          (11)           142,526          135,386
  Customers advances and amounts in excess of
     costs incurred                                                            (12)           108,418           93,342
                                                                                             --------         --------
         Total current liabilities                                                            365,322          384,239
                                                                                             --------         --------

LONG-TERM LIABILITIES
  Long-term loans                                                              (13)            73,173           69,202
  Advances from customers                                                      (12)            40,411           29,840
  Deferred income taxes                                                        (15)            16,413           21,989
  Accrued severance pay                                                      (14, 2M)          24,486           15,231
                                                                                             --------         --------
                                                                                              154,483          136,262
                                                                                             --------         --------
CONTINGENT LIABILITIES AND COMMITMENTS                                         (16)

MINORITY INTEREST                                                                               4,675            2,931
                                                                                             --------         --------

SHAREHOLDERS' EQUITY                                                           (17)
  Share capital

    Ordinary shares of NIS1 par value;  Authorized - 80,000,000 shares as of  December  31,  2002 and 2001;  Issued -  39,205,478  and
       38,739,093   shares  as  of   December   31,   2002  and  2001,
       respectively;  Outstanding -38,796,657 and 38,330,272 shares as
       of December 31, 2002 and 2001, respectively                                             11,154           11,054
  Accumulated other comprehensive loss                                                         (2,882)               -
  Additional paid-in capital                                                                  248,387          244,625
  Retained earnings                                                                           159,023          126,627
  Treasury stock- 408,821 shares as of December 31, 2002
     and 2001                                                                                  (4,321)          (4,321)
                                                                                             --------         --------
                                                                                              411,361          377,985
                                                                                             --------         --------

                                                                                             $935,841         $901,417
                                                                                             ========         ========

The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF OPERATIONS
         (In thousands of U.S. dollars, except per share data)

                                                                                         YEAR ENDED
                                                                         -------------------------------------------
                                                                                        DECEMBER 31,
                                                                NOTE         2002           2001           2000
                                                               ------    -------------   -----------      ----------

Revenues                                                        (18)          $827,456      $764,501      $ 591,084
Cost of revenues                                                (19)          605,313        553,957        432,786
Restructuring expenses (inventory write-off)                                        -              -         10,300
                                                                              -------        -------        -------
           Gross profit                                                       222,143        210,544        147,998
                                                                              -------        -------        -------

Research and development costs, net                             (20)           57,010         58,759         44,274
Marketing and selling expenses                                  (21)           65,691         54,876         38,449
General and administrative expenses                             (22)           41,651         43,216         26,251
Acquired in-process research and development                                        -              -         40,000
Restructuring costs                                                                 -              -         11,800
                                                                              -------        -------        -------

                                                                              164,352        156,851        160,774
                                                                              -------        -------        -------

         Operating income (loss)                                               57,791         53,693        (12,776)

Financial income (expenses), net                                (23)           (3,035)        (2,617)           115
Other income (expenses), net                                    (24)             (462)           774              3
                                                                              -------        -------        -------

       Income (loss) before taxes on income                                    54,294         51,850        (12,658)
Taxes on income                                                 (15)            9,348         11,003          6,227
                                                                              -------        -------        -------
                                                                               44,946         40,847        (18,885)
Equity in net (losses) earnings of affiliated companies and
   partnership                                                                    675           (598)        (1,429)
Minority interest in losses (gains) of
   subsidiaries                                                                  (508)           547           (217)
                                                                              -------        -------        -------
         Net income (loss)                                                    $45,113        $40,796       $(20,531)
                                                                              =======        =======       ========

  Earnings (loss) per share                                     (17)
   Basic net earnings (loss) per share                                          $1.17        $ 1.07        $ (0.65)
                                                                              =======        =======       ========
   Diluted net earnings (loss) per share                                        $1.13        $ 1.04        $ (0.65)
                                                                              =======        =======       ========

The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF CHANGES IN
                         SHAREHOLDERS' EQUITY

           (In thousands of U.S. dollars, except share data)

                                                                                         ACCUMULATED
                                              NUMBER OF                   ADDITIONAL        OTHER
                                             OUTSTANDING       SHARE       PAID-IN      COMPREHENSIVE     RETAINED       TREASURY
                                                SHARES        CAPITAL      CAPITAL          LOSS          EARNINGS        SHARES
                                            -----------      --------     ----------    --------------    --------       --------

BALANCE AS OF JANUARY 1, 2000               25,422,396        $7,883       $52,697                   -    $127,924        $(3,613)
   Issuance of shares- in respect of
     merger with El- Op                     12,100,000         2,963       177,037                   -           -              -
  Exercise of options                          289,002            70           810                   -           -              -
  Tax benefit in respect
  of options exercised                               -             -           889                   -           -              -
 Capital reserve in respect of
     issuance of shares by
     development stage investees                     -             -         3,874                   -           -              -
  Amortization of  stock
     compensation                                    -             -           155                   -           -              -
  Dividends paid                                     -             -             -                   -      (9,430)             -
  Net loss                                           -             -             -                   -     (20,531)             -
                                            -----------      --------     ----------    --------------    --------       --------
BALANCE AS OF DECEMBER 31, 2000             37,811,398        10,916       235,462      -                   97,963         (3,613)
  Exercise of options                          585,860           138         3,162                   -           -              -
  Tax benefit in respect of
     options exercised                               -             -         1,363                   -           -              -
  Adjustment to capital reserve                      -             -        (3,874)                  -           -              -
  Amortization of stock
    compensation                                     -             -         8,512                   -           -              -
  Purchase of treasury shares                  (66,986)            -             -                   -           -           (708)
  Dividends paid                                     -             -             -                   -     (12,132)             -
  Net income                                         -             -             -                   -      40,796              -
                                            -----------      --------     ----------    --------------    --------       --------
BALANCE AS OF DECEMBER 31, 2001             38,330,272       $11,054      $244,625                   -    $126,627        $(4,321)
                                            ===========      ========     ==========    ==============    ========       ========

                                                TOTAL            TOTAL
                                            SHAREHOLDERS'    COMPREHENSIVE
                                               EQUITY        INCOME (LOSS)
                                            -------------    -------------

BALANCE AS OF JANUARY 1, 2000                  $184,891                -
   Issuance of shares- in respect of
     merger with El- Op                         180,000                -
  Exercise of options                               880                -
  Tax benefit in respect
  of options exercised                              889                -
 Capital reserve in respect of
     issuance of shares by
     development stage investees                  3,874                -
  Amortization of  stock
     compensation                                   155                -
  Dividends paid                                 (9,430)               -
  Net loss                                      (20,531)         (20,531)
                                            -------------    -------------
BALANCE AS OF DECEMBER 31, 2000                 340,728                -
  Exercise of options                             3,300                -
  Tax benefit in respect of
     options exercised                            1,363                -
  Adjustment to capital reserve                  (3,874)               -
  Amortization of stock
    compensation                                  8,512                -
  Purchase of treasury shares                      (708)               -
  Dividends paid                                (12,132)               -
  Net income                                     40,796           40,796
                                            -------------    -------------
BALANCE AS OF DECEMBER 31, 2001                $377,985           40,796
                                            =============    =============

 The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF CHANGES IN
                     SHAREHOLDERS' EQUITY (CONT.)
           (In thousands of U.S. dollars, except share data)

                                                                                         ACCUMULATED
                                              NUMBER OF                   ADDITIONAL        OTHER
                                             OUTSTANDING       SHARE       PAID-IN      COMPREHENSIVE     RETAINED       TREASURY
                                                SHARES        CAPITAL      CAPITAL          LOSS          EARNINGS        SHARES
                                            -----------      --------     ----------    --------------    --------       --------

  BALANCE AS OF DECEMBER 31, 2001           38,330,272        11,054       244,625                -       126,627          (4,321)
      Exercise of options                      466,385           100         4,040                -             -               -
     Tax benefit in respect of
        options exercised                            -             -           648                -             -               -
     Amortization of stock
       compensation                                  -             -          (926)               -             -               -
     Dividends paid                                  -             -             -                -       (12,717)              -
     Net income                                      -             -             -                -        45,113               -
      Minimum pension liability                      -             -             -           (2,882)            -               -
                                            -----------      --------     ----------    --------------    --------       --------

  BALANCE AS OF DECEMBER 31, 2002           38,796,657        $11,154     $248,387          $(2,882)      $159,023        $(4,321)
                                            ===========      ========     ==========    ==============    ========       ========

                                                TOTAL            TOTAL
                                            SHAREHOLDERS'    COMPREHENSIVE
                                               EQUITY        INCOME (LOSS)
                                            -------------    -------------

  BALANCE AS OF DECEMBER 31, 2001               377,985                -
      Exercise of options                         4,140                -
     Tax benefit in respect of
        options exercised                           648                -
     Amortization of stock
       compensation                                (926)               -
     Dividends paid                             (12,717)               -
     Net income                                  45,113           45,113
      Minimum pension liability                  (2,882)          (2,882)
                                            -------------    -------------

  BALANCE AS OF DECEMBER 31, 2002               $411,361          $42,231
                                            ============     =============

 The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (In thousands of U.S. dollars)

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                        ------------------------------------
                                                                                           2002        2001          2000
                                                                                         --------      -------      ---------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                                       $45,113     $40,796      $(20,531)
  Adjustments to reconcile net income (loss) to net cash provided by (used in)
       operating activities:
      Depreciation and amortization                                                        32,937      32,865        20,663
         Amortization of deferred stock compensation                                         (926)      8,512           155
      Acquired in-process research and development                                             -           -         40,000
      Deferred income taxes                                                                (5,620)     (2,694)       (6,482)
      Severance pay fund                                                                     (113)        167        (1,196)
      Increase (decrease) in provision for severance pay                                    6,373        (800)        9,266
      Gain (loss) on disposal of property and equipment                                       743        (327)         (575)
      Tax benefit in respect of options exercised                                             648       1,363           889
      Other adjustments                                                                       683        (117)         (921)
      Minority interests in gains (losses) of subsidiaries                                    508        (547)          217
      Equity in net losses (earnings)  of affiliated companies and partnership               (675)        598         1,429
    Changes in operating assets and liabilities:
       Decrease (increase) in trade receivables, other receivables and prepaid expenses    58,554      (9,963)      (18,975)
       Increase in inventories                                                            (55,106)    (72,165)      (25,228)
       Increase (decrease) in trade payable and accrued expenses                          (19,321)     37,004        (3,520)
       Increase (decrease) in advances received from customers                             42,999       6,489       (10,632)
       Chief Scientist                                                                      9,197          -              -
                                                                                          -------     -------      --------
  Net cash provided by (used in) operating activities                                     115,994      41,181       (15,441)
                                                                                          -------     -------      --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment and other assets                              (46,003)    (45,244)      (40,374)
  Investment grants received for property, plant and equipment                                119       1,334         1,533
  Acquisition of subsidiaries and activities (Schedule A)                                  (5,280)     (3,344)       14,133
  Investments in affiliated companies and subsidiaries                                     (1,681)       (801)      (13,126)
  Proceeds from sale of property, plant and equipment and investments                         956       3,010         1,279
   Long-term loan granted                                                                    (714)         -              -
   Short-term loan repaid                                                                   1,371          -              -
  Long-term bank deposits paid                                                             (1,228)     (1,872)       (2,042)
  Long-term bank deposits repaid                                                            1,689       2,322        23,419
  Short-term bank deposits, net                                                              (204)        (57)         (638)
                                                                                          -------     -------      --------

         Net cash used in investing activities                                            (50,975)    (44,652)      (15,816)
                                                                                          -------     -------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of convertible debentures                                                          -           -           (283)
  Proceeds from exercise of options                                                         4,140       3,300           787
  Repayment of long-term credit for purchase of a building                                     -       (3,000)      (10,000)
   Purchase of treasury stock                                                                  -         (708)            -
  Repayment of long-term bank loans                                                        (3,249)    (13,049)       (1,852)
  Proceeds from long-term bank loans                                                        2,233      25,444        33,933
  Dividends paid                                                                          (12,717)    (12,132)       (9,430)
   Change in short-term bank credit and  loans                                            (19,729)     (6,517)       32,321
                                                                                          -------     -------      --------

         Net cash provided by (used in) financing activities                              (29,322)     (6,662)       45,476
                                                                                          -------     -------      --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       35,697     (10,133)       14,219
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                                     40,583      50,716        36,497
                                                                                         --------      -------      ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                          $76,280     $40,583       $50,716
                                                                                         ========     ========      =========

 The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
                    (In thousands of U.S. dollars)

                                                                                YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                          2002            2001           2000
                                                                          --------       ---------     -----------

             SUPPLEMENTARY CASH FLOWS ACTIVITIES:
               Cash paid during the year for:
                Income taxes                                             $ 21,730        $ 9,469          $ 9,360
                                                                        =========        =======          =======
                Interest                                                $   2,947        $ 6,649          $ 7,645
                                                                        =========        =======          =======

NON CASH TRANSACTIONS

  Debentures converted into shares                                       $       -       $      -           $ 93
                                                                        =========        =======          =======

SCHEDULE A:
Subsidiaries and activities acquired (*)

Estimated net fair value of assets acquired and liabilities
assumed at the date of acquisition was as follows:

     Working capital deficiency (working capital)
       (excluding cash and cash equivalents)                             $       -           $888        $(39,805)
       Property, plant and equipment                                          (275)        (1,886)        (80,493)
      Know-how and other intangible assets                                  (5,078)        (3,800)        (53,000)
      Goodwill and assembled work-force                                          -              -         (31,139)
      In-process research and development                                        -              -         (40,000)
      Long-term liabilities                                                      -          1,454          76,224
      Purchase of investments in credit                                         73              -               -
                                                                           -------        -------         -------

                                                                            (5,280)        (3,344)       (168,213)
                                                                           -------        -------         -------
      Investment in subsidiary prior to consolidation                            -              -           2,346
       Less - amounts acquired by issuance of shares                             -              -         180,000
                                                                           -------        -------         -------
                                                                           $(5,280)       $(3,344)        $14,133
                                                                           =======        =======         =======

           (*)  El-Op in 2000 (see note 1C); AEL in 2001 (see note 1F);  Defense systems division of Elron Telesoft in 2002 (see note 1G).

 The accompanying notes are an integral part of the financial statements.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL

           A.     Elbit Systems Ltd. (the "Company") is an Israeli corporation,
                  31%  owned  by the  Federmann  Group  and 20%  owned  by Elron
                  Electronic Industries Ltd. ("Elron"). The Company's shares are traded  on the  Tel  Aviv  Stock  Exchange  and on the  NASDAQ
                  National  Market in the United  States.  The  Company  and its
                  subsidiaries  (the "Group") are engaged mainly in the field of defense  electronics.  The  Company's  principal  wholly-owned subsidiaries  are EFW Inc.  ("EFW")  and El-op  Electro-Optics
                  Industries Ltd. ("El-Op").

           B.     A majority  of the  Group's  revenues  were  derived in recent years  from  direct or  indirect  sales to  governments  or to government agencies. As a result, a substantial portion of the
                  Group's sales is subject to the special risks  associated with sales to  governments or to government  agencies.  These risks
                  include,   among  others,  the  dependency  on  the  resources
                  allocated  by  governments  to  defense  programs,  changes in governmental  priorities and changes in governmental approvals regarding export licenses  required for the Group products and for its suppliers.

           C.     In 2000,  the  Company  completed  its  merger  with El-Op and issued 12,100,000 ordinary shares to El-Op  shareholders.  The purchase  price  based  on the  market  value  of  the  shares amounted to $180,000.

                  The merger was accounted for as a purchase and accordingly the purchase  price  was  allocated  to the fair  value of  assets acquired and liabilities assumed of El-Op.

                  El-Op is  engaged  primarily  in the  production  and sales of military  products  and  systems  in the  electro-optical  and electro-mechanical sectors.

                  The  excess of the  purchase  price over the fair value of the net tangible assets acquired ("excess of cost"), in the amount of $109,000 was allocated,  based  primarily on an independent appraisal,  as follows:  $40,000 was  allocated to  in-process
                  research  and   development   ("R&D")  which  was  charged  to
                  operations  upon   completion  of  the  merger;   $58,000  was
                  allocated  to  know-how  ($45,000),  trademarks  ($8,000)  and assembled  work-force  ($5,000);  $18,200  was  recorded  as a deferred tax liability in respect of the  differences  between the  allocation  of the  aforementioned  assets  and their tax basis and the balance,  amounting to $29,200 was  allocated to goodwill. These intangible assets are included in other assets in the  consolidated  balance sheet and are  amortized  over a period of 17 - 20 years,  (except for goodwill  and  assembled work-force  which  commencing  January  1,  2002 are no longer amortized - See Note 9). The Company began consolidating El-Op from the third quarter of 2000.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

               C.    (Cont.)

                     At  the  merger   date,   El-Op  was   conducting   design,
                     development,  engineering and testing activities associated
                     with  the   completion  of  numerous   projects   aimed  at
                     developing next-generation  technologies that were expected
                     to  address   emerging   market   demands  in  defense  and
                     commercial markets.  The value assigned to these assets was determined by identifying significant research projects for which  technological  feasibility had not been established, including  development,  engineering and testing activities associated with the following areas: thermal imaging (night vision);  lasers; avionics;  battle field management;  fire
                     control    systems;    remote    sensing;    airborne/space
                     photography; enhanced landing systems; and other classified projects for the U.S. and Israeli governments.

                     The  nature  of  the  efforts  to  develop   the   acquired
                     in-process  technology  into  commercially  viable products principally  relates  to the  completion  of all  planning,
                     designing,   prototyping,   high-volume   verification  and
                     testing activities that are necessary to establish that the proposed  technologies  meet  their  design  specifications including  functional,  technical and economic  performance requirements.

                     In  making  its  purchase  price   allocation,   management
                     considered   present  value   calculations  of  income,  an
                     analysis   of   project   accomplishments   and   remaining
                     outstanding    items   and   an   assessment   of   overall
                     contributions  as well as project risks. The value assigned
                     to  purchased  in-process   technology  was  determined  by
                     estimating  the costs to develop  the  acquired  technology into commercially viable products, estimating the resulting net cash flows from the projects,  and  discounting the net cash flows to their present value.  The revenue  projection used to value the  in-process R&D was based on estimates of relevant market sizes and growth  factors,  expected trends in  technology,  and the nature and expected  timing of new product  introductions  by the Company and its competitors.
                     The  resulting  net cash flows from such projects are based on  management's  estimates  of  cost of  sales,  operating expenses and income taxes from such projects.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

               C.    (Cont.)

                     Aggregate  revenues for the  developmental  El-Op  products were  estimated to grow at a compounded  annual growth rate of  approximately  30 percent for the five years  following introduction, assuming the successful completion and market
                     acceptance  of  the  major  R&D  programs.   The  estimated
                     revenues for the in-process  projects were expected to peak within five to six years of acquisition and then decline as other new products and  technologies  are expected to enter the market.

                     The estimated costs of goods sold and operating expenses as a  percentage  of  revenues  are  expected to be lower than
                     El-Op's on a stand-alone  basis primarily due to production efficiencies  expected to be achieved through  economies of scale of the  combined  operations.  As a  result  of these savings,  the  combined  company  has  the  possibility  of achieving slightly higher margins in future periods.

                     The rates  utilized to discount the net cash flows to their present  value  were  based on  estimated  cost of  capital calculations.  Due to the  nature of the  forecast  and the
                     risks    associated   with   the   projected   growth   and
                     profitability  of the  developmental  projects,  a discount rate of 18 to 20 percent was considered appropriate for the in-process  R&D.  These rates are higher than the Company's overall  weighted  average  cost  of  capital  due  to  the
                     inherent    uncertainties    surrounding   the   successful
                     development  of the purchased  in-process  technology,  the useful  life of such  technology  and  the  uncertainty  of technological advances that are unknown at this time.

                     If  none  of the  acquired  R&D  projects  is  successfully developed,  the sales  and  profitability  of the  combined company may be adversely  affected in future  periods.  The failure of any  particular  individual  project  in-process would not likely impact the Company's financial  condition, results of operations or the  attractiveness of the overall
                     El-Op  investment.  Financial  results  will be  subject to uncertain  market  events and  risks,  which are beyond the
                     Company's control, such as trends in technology, government spending,  market size and growth and product  introduction or other actions by competitors.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

              C.    (Cont).

                     The   following   unaudited   proforma  data  is  based  on
                     historical  financial  statements  of the Company and El-Op and is provided for comparative purposes only. The proforma information  does  not  purport  to be  indicative  of  the results that  actually  would have  occurred had the merger agreement  been  consummated  prior to the beginning of the reported periods.

                     The  proforma  information  reflects  the  results  of  the
                     Company's  operations  assuming that the merger had been in effect  as of  January  1,  2000 and  under  the  following assumptions:

                     1.   Goodwill and other intangible  assets arising from the
                          merger of approximately  $83,000, is amortized over an
                          average period of 17 years.

                     2.   Excess of cost over equity purchased allocated to real
                          estate assets of approximately  $25,000,  is amortized
                          over a period of 25 years.

                     3.   Deferred  income taxes of  approximately  $18,000 have
                          been  recorded in respect of the  differences  between
                          the allocated value of the  aforementioned  assets and
                          their tax basis.

                     4.   The  cost  attributed  to  purchased   in-process  R&D
                          projects,  in the amount of approximately  $40,000 has
                          been   charged   to   operations   immediately   as  a
                          non-recurring item and is not included in the proforma
                          consolidated results.

                     5.   Intercompany  balances and material  transactions have
                          been eliminated.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

              C.    (Cont).

                     6.   Management  fees of  approximately  $3,000  per annum,
                          which  pursuant to the merger  agreement  would not be
                          paid in the future,  were  eliminated  in the proforma
                          statements.

                                                                                  YEAR ENDED DECEMBER 31,
                                                                                 --------------------------
                                                                                      2000 (UNAUDITED)

                          Revenues - proforma                                            $699,114
                                                                                         ========
                          Net loss as reported                                           $(20,531)
                          Adjustments:
                          Elimination of the charge to operations for
                          purchased in-process research and development                    40,000
                          Other adjustments, net                                           (2,570)
                                                                                         --------
                          Net income - proforma (1)(2)                                    $16,899
                                                                                         ========
                          Basic net earnings per share - proforma                           $0.45
                                                                                         ========
                          Diluted net earnings per share - proforma                         $0.44
                                                                                         ========

                         (1)  The   proforma  net  income  for  the  year  ended
                              December 31, 2000 includes restructuring expenses,
                              net of taxes, in the amount of $16,800.

                         (2)  Included  amortization  of goodwill and  assembled
                              work force in the amount of  approximately  $1,100
                              which as of  January  1, 2002 are no longer  being
                              amortized.

              D.     In 2000,  EFW  acquired  the assets and the  activities  of
                     Honeywell  Inc.  relating to head-up  displays and tracking systems  for  helmets in  consideration  for  $14,000.  The excess  of the  purchase  price  over  the  fair  value  of identified net tangible assets  acquired,  in the amount of
                     $11,100, was allocated to technology and other identifiable intangible  assets ($9,300),  to be amortized over a period of 15 years and to goodwill ($1,800).

                     Pro forma  information  in  accordance  with  statement  of financial  accounting  standards  SFAS No. 141 has not been
                     provided,   since  the  revenues  and  net  income  of  the
                     Honeywell Inc. head-up display  tracking  business were not material in relation to total consolidated revenues and net loss.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

               E.    In the third  quarter  of 2000,  the  Company  commenced  a program of restructuring its business, improving efficiency
                     and  reducing  expenses.   The  program  consisted  of  the
                     consolidation   of  redundant   activities,   reduction  of
                     workforce,   elimination  of  excessive   inventories   and
                     equipment  and  other  related  actions.  The  program  was accounted in  accordance  with EITF Issue 94-3,  "Liability
                     Recognition for Certain Employee  Termination  Benefits and
                     Other Costs to Exit an Activity (including Certain Costs in a Restructuring)",  SAB-100,  "Restructuring and Impairment
                     Charges" and SFAS No. 121 "Accounting for the Impairment of
                     Long-Lived  Assets and for Long-Lived Assets to be Disposed
                     of".  Pursuant  to  the  program,   the  Company  wrote-off
                     inventories  in the amount of $10,300 and  equipment in the amount of  $5,100.  The  equipment  will not be used in the future by the Company as this  equipment is less  efficient than other equipment held by the Company.

                     Through  December 31, 2001, the Company paid $3,500 as part of its  restructuring  plan. The amount  includes  payments
                     made  to  consultants,   travel  and  other   out-of-pocket
                     expenses.

                      In  addition,  the  Company  accrued  and paid  $3,200 for employee  severance  benefits.  The Company's plan included
                     termination   of  the   employment   of  a   total   of  61
                     manufacturing,  marketing and corporate  employees  both in
                     Israel and in the U.S.

               F.    In  2001,   the  Company   acquired  a  62.5%  interest  in
                     Aeroeletronica  - Industrial de Componentes  Avionicos S.A.
                     ("AEL"),  a Brazilian company located in Porto Alegre,  for approximately  $3,450.  In July 2002, the Company  acquired the remaining  37.5%  interest for an additional  $900. The consideration paid includes  approximately $1,200 (in cash)
                     held  in  escrow,   pending  final  resolution  of  certain
                     liabilities and  contingencies of AEL to be resolved over a period of five years following the acquisition.  The excess of cost over equity purchased of  approximately  $6,700 was allocated  to land  ($1,200)  and  identifiable  intangible assets ($5,500), to be amortized over a period of 8 years.

                     AEL serves as a center  for the  production  and  logistics support of defense electronics for programs in Brazil.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

              F.     (CONT.)

                     The results of AEL's  operations  have been included in the
                     consolidated   financial   statements   from  the  date  of
                     purchase.

                     Pro forma  information in accordance  with SFAS No. 141 has not been provided, since the revenues and net income of AEL
                     were  not  material  in  relation  to  total   consolidated
                     revenues and net income .

               G.    In January 2002,  the Company  acquired from Elron Telesoft
                     Inc. and its subsidiaries ("Elron Telesoft") the assets and the  activities  of the Defense  Systems  Division of Elron
                     Telesoft ("the Government  Division") in consideration  for
                     $5,700.  The  excess of the  purchase  price  over the fair value of net  tangible  assets  acquired  in the  amount of approximately  $5,100 was allocated to technology and other intangible assets to be amortized over an average period of
                     3 years.

                     The   Government   Division   is  engaged   mainly  in  the
                     development   of   communication    systems,    information
                     technology  and image  intelligence  processing for defense and military applications.

                     The results of the  Government  Division have been included in the  consolidated  financial  statements  from the first quarter of 2002.

                     pro forma  information in accordance  with SFAS No. 141 has not been provided, since the revenues and net income of the
                     Government  Division were not material in relation to total consolidated revenues and net income .

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES

               The  consolidated  financial  statements  have been  prepared  in accordance with generally accepted  accounting  principles in the
               United  States  ("US  GAAP").  As  applicable  to  the  financial statements  of the Company,  such  principles  are  substantially identical to accounting  principles generally accepted in Israel, except as described in Note 26.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               A.    USE OF ESTIMATES

                     The preparation of financial  statements in conformity with
                     generally   accepted    accounting    principles   requires
                     management to make  estimates and  assumptions  that affect the amounts  reported and  disclosure of contingent  assets
                     and   liabilities   in   the   financial   statements   and
                     accompanying  notes. Actual results could differ from those estimates.

               B.    FINANCIAL STATEMENTS IN U.S. DOLLARS

                     The Company revenues are generated mainly in U.S.  dollars.
                     In addition,  most of the  Company's  costs are incurred in
                     U.S. dollars.  Company's  management believes that the U.S.
                     dollar is the primary currency of the economic  environment in which the Company  operates.  Thus,  the  functional and reporting currency of the Company is the U.S. dollar.

                     Transactions  and balances  originally  denominated in U.S.
                     dollars   are   presented   at  their   original   amounts.
                     Transaction  and  balances  in other  currencies  have been remeasured into U.S.  dollars in accordance with principles set forth in SFAS No. 52.

                     Accordingly items have been remeasured as follows:

                     Monetary  items - at the  exchange  rate in  effect  on the balance sheet date.

                     Nonmonetary items - at historical exchange rates.

                     Revenue and expense items - at the exchange rates in effect as of the date of  recognition  of those  items  (excluding depreciation  and other items  deriving  from  non-monetary items).

                     All  exchange  gain  and  losses  from  the   remeasurement
                     mentioned   above  are   reflected  in  the   statement  of
                     operations in financial income or expenses.

                     Balances  linked  to the  Consumer  Price  Index in  Israel
                     ("CPI") are stated using the relevant published index.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               C.    PRINCIPLES OF CONSOLIDATION

                     The consolidated  financial statements include the accounts of the Company and its subsidiaries.

                     The consolidated  subsidiaries include El-op, EFW and other
                     Israeli and non - Israeli subsidiaries.

                     Intercompany  transactions  and balances  including  profit from intercompany  sales not yet realized outside the Group have been eliminated upon consolidation.

              D.     CASH AND CASH EQUIVALENTS

                     All short-term  highly liquid  investments with an original maturity  of  three  months  or less  are  considered  cash equivalents.

              E.      SHORT-TERM BANK DEPOSITS

                     Short-term  bank deposits are disposits with  maturities of more  than  three  months  but  less  than  one  year.  The short-term bank deposits are presented at their cost.

              F.     INVENTORIES

                     Inventories  are  stated  at  the  lower  of  cost  or  net realizable  value.  Inventory  write-offs  are provided for slow-moving  items or technological  obsolescence for which recoverability is not probable.

                     Cost is determined as follows:
                     -  Raw materials, parts and supplies using the average cost method.
                     -  Costs on long-term contracts represent recoverable costs incurred for production,  allocable  operating  overhead
                        and, where appropriate, research and development costs.

                     Advances from  customers  are  allocated to the  applicable contract inventories and are reflected as an offset against the related inventory balances.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               G.    INVESTMENT IN AFFILIATED  COMPANIES,  PARTNERSHIP
                     AND OTHER COMPANIES

                     Investments in non-marketable  shares of companies in which the Group  holds  less than 20% and the Group does not have
                     the  ability  to  exercise   significant   influence   over
                     operating  and  financial  policies  of the  companies  are recorded at the lower of cost or estimated fair value.

                     Investments  in companies  and  partnership  over which the
                     Group  can  exercise  significant   influence   (generally,
                     entities  in which the Group  holds  between 20% and 50% of voting  rights) are  presented  using the equity  method of accounting.  The Group generally  discontinues applying the equity method when its investment  (including  advances and loans)  is  reduced  to  zero  and  it has  not  guaranteed obligations  of the  affiliate  or  otherwise  committed to provide further financial support to the affiliate.

                     In  certain  investments,  the Group  applies  EITF  99-10,
                     "Percentage  Used to Determine  the Amount of Equity Method
                     Losses",  according to which the Company  recognizes equity
                     method  losses  based  on  the   ownership   level  of  the
                     particular investee security or loan held by the company to which the equity method losses are being applied.

                     Management evaluates investments in affiliates, partnership and other  companies  for evidence of other than  temporary declines in value. When relevant factors indicate a loss in value that is other than  temporary,  the Company records a provision for the decline in value.

              H.     LONG-TERM TRADE RECEIVABLES

                     Long-term   trade   receivables   from   extended   payment
                     agreements  are  recorded   initially  at  their  estimated
                     present values  (determined  based on the original rates of
                     interest).   Imputed   interest  is  recognized  using  the
                     effective interest method and is included as a component of interest income in the accompanying statements.

              I.     LONG-TERM BANK DEPOSITS

                     Bank  deposits  with  maturities  of more than one year are presented at cost including accumulated interest.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              J.     PROPERTY, PLANT AND EQUIPMENT, NET

                     Property,  plant and equipment  are stated at cost,  net of
                     accumulated   depreciation  and  investment   grants.   For
                     equipment  produced for the Group's own use,  cost includes materials,  labor  and  overhead,  but not in excess of the
                     fair  value  of  replacement  equipment.   Depreciation  is
                     calculated by the  straight-line  method over the estimated useful life of the assets at the following annual rates:
                                                               %
                                                            -------
                     Buildings                               2 - 4  (mainly  4%)
                     Instruments,  machinery  and equipment 10 - 33
                     Office furniture and other              6 - 33
                     Motor vehicles                         15 - 33 (mainly 15%)

                     Land rights and leasehold  improvements  - over the term of the lease.

                K.   IMPAIRMENT OF LONG-LIVED ASSETS

                     The Company's  long-lived  assets and certain  identifiable intangible assets are reviewed for impairment in accordance with  SFAS  No.  144  "Accounting  for  the  impairment  or
                     Disposal of Long-Lived  Assets"  whenever events or changes in  circumstances  indicate that the carrying  amount of an asset may not be recoverable.  Recoverability  of assets to be  held  and  used  is  measured  by a  comparison  of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired,  the impairment to be recognized is measured by the amount by which the  carrying  amount of the assets exceed its fair value.

                L.   OTHER ASSETS

                     Other  assets   include  mainly   goodwill,   know-how  and
                     trademarks  acquired  in  connection  with the  purchase of subsidiaries  and  activities.  Know-how and trademarks are amortized  over  their  estimated  useful  lives  using the straight-line method.

                     Goodwill represents excess of the cost of acquired entities over the net of the amounts assigned to assets acquired and liabilities assumed.  Goodwill that arose from acquisitions prior to July 1, 2001,  was  amortized  until  December 31,
                     2001, on a  straight-line  basis over 10 - 20 years.  Under
                     SFAS No. 142, "Goodwill and Other Intangible Assets",  such goodwill  shall no  longer  be  amortized  effective  as of
                     January 1, 2002.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     SFAS No. 142 requires  goodwill to be tested for impairment on adoption  and at least  annually  thereafter  or between annual  tests in certain  circumstances,  and written  down when  impaired,  rather  than being  amortized  as previous accounting  standards  required.  Goodwill  attributable to each of the  reporting  units is tested for  impairment  by comparing  the fair value of each  reporting  unit with its carrying  value.  If the  carrying  value  exceeds the fair value, impairment is measured by comparing the implied fair value of goodwill to its  carrying  value.  Fair value of a reporting unit is determined  using  discounted cash flows.
                     Significant  estimates  used  in  the  methodology  include estimates  of future cash  flows,  further  short-term  and long-term growth rates and weighted average cost of capital for each of the reportable units.

                     The  adoption  of SFAS  142 did not  affect  the  financial position  and  results  of  operations  of the  Group as of
                     January 1, 2002.

               M.    SEVERANCE PAY

                     Under Israeli law and  employment  agreements,  the Group's companies in Israel are required to make severance payments and, in certain  situations,  pay  pensions  to  terminated employees.  The  calculation  is  based  on the  employee's latest  salary  and  the  period  of  his  employment.  The companies'  obligation  for  severance  pay and  pension is provided  by monthly  deposits  with  insurance  companies, pension funds and by an accrual.

                     The  value  of  severance  pay  funds is  presented  in the balance sheet and includes  profits  accumulated to balance sheet date.  The amounts  deposited  may be withdrawn  only after  fulfillment of the  obligations  pursuant to Israeli severance  pay law or labor  agreements.  The  value of the deposited funds are based on the cash surrendered  value of these funds and include immaterial profits.

                     Severance  pay  expenses  for the years ended  December 31,
                     2000,  2001 and 2002,  amounted  to  approximately  $5,591,
                     $8,097 and $10,138, respectively.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               N.    REVENUE RECOGNITION

                     The Company  generates  revenues from  long-term  contracts
                     involving   the  design,   development,   manufacture   and
                     integration  of defense  systems and products and providing
                     support  and  services  for  such  systems  and   products.
                     Revenues from long-term  contracts are recognized  based on
                     SOP 81-1  "Accounting for Performance of  Construction-Type
                     and Certain  Production - Type Contracts" on the percentage of completion method.

                     Sales and anticipated  profit under  long-term  fixed-price production  type  contracts are recorded on a percentage of completion basis,  generally using units of delivery as the
                     measurement  basis  for  effort   accomplished.   Estimated
                     contract  profit is included in earnings in  proportion  to recorded sales.

                     Sales under certain long-term  fixed-price contracts which,
                     among  other  things   require  a  significant   amount  of
                     development effort in relation to total contract value, are recorded using the cost-to-cost  method of accounting where sales and profit are  recorded  based on the ratio of costs incurred to  estimated  total costs at  completion  but not before the Company achieves certain milestones.

                     Sales under cost-reimbursement-type  contracts are recorded as costs are  incurred.  Applicable  estimated  profits are included in earnings in the proportion  that incurred costs bear to total estimated costs.

                     Estimated gross profit or loss from long-term contracts may
                     change  due  to  changes  in   estimates   resulting   from
                     differences   between  actual   performance   and  original
                     forecasts.  Such  changes  in  estimated  gross  profit are recorded in results of operations  when they are reasonably determinable by management, on a cumulative catch-up basis.

                     Amounts  representing  contract  change  orders,  claims or other  items are  included  in sales  only when they can be reliably  estimated and realization is probable.  Penalties and awards  applicable  to  performance  on  contracts  are considered  in estimating  sales and profit rates,  and are recorded  when there is  sufficient  information  to assess anticipated contract performance.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     Anticipated  losses on  contracts  are  charged to earnings when identified.

                     The Company  estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time revenue is recognized.  The specific terms and  conditions of those  warranties  vary  depending upon the product  sold and the country in which the Company does business.  Factors that affect the Company's  warranty
                     liability   include   the   number  of   delivered   units,
                     engineering  estimates  and  anticipated  rates of warranty claims. The Company  periodically  assesses the adequacy of its recorded  warranty  liability and adjusts the amount as necessary.

               O.    RESEARCH AND DEVELOPMENT COSTS

                     Research and development costs, net of participations,  are charged to operations as incurred.

                     Group sponsored  research and  development  costs primarily include  independent  research and  development and bid and proposal efforts.

                     Under certain  arrangements  in which a customer  shares in product  development  costs,  the  Group's  portion of such
                     unreimbursed     costs    is    expensed    as    incurred.
                     Customer-sponsored  research and development costs incurred pursuant to contracts are accounted for as contract costs.

                     Certain group  companies in Israel receive  royalty-bearing grants from the Government of Israel and from other sources
                     for  the   purpose  of  funding   approved   research   and
                     development  projects.  These grants are  recognized at the time the  applicable  company is entitled to such grants on the  basis of the costs  incurred  and are  presented  as a deduction from research and development costs.

               P.     INCOME TAXES

                     The Group accounts for income taxes in accordance with SFAS
                     No. 109,  "Accounting  for Income  Taxes".  This  Statement
                     prescribes the use of the liability method whereby deferred tax assets and liability  account  balances are  determined based on differences  between  financial  reporting and tax bases of assets and  liabilities and are measured using the enacted  tax rates and laws that will be in effect when the differences  are expected to reverse.  The Group provides a valuation allowance,  if necessary,  to reduce deferred tax assets to their estimated realizable value.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               Q.    CONCENTRATION OF CREDIT RISKS

                     Financial instruments that potentially subject the Group to concentrations  of credit risk consist  principally of cash and cash  equivalents,  short-term and long-term  deposits, trade receivables and long-term receivables.

                     The  majority of the Group's cash and cash  equivalents  is invested in dollar  instruments  with major banks in Israel and in the U.S.  Management  believes  that  the  financial
                     institutions   that   hold  the   Group   investments   are
                     financially  sound and  accordingly,  minimal  credit  risk exists with respect to these investments.

                     The Group's trade  receivables  are derived  primarily from sales to large and solid customers and governments  located mainly in Israel,  the United States and Europe.  The Group performs ongoing credit evaluations of its customers and to date, has not  experienced  any unexpected  material losses except for a one time loss in 2002 of approximately  $4,600 due to the insolvency of one of the Group's  customers.  An allowance for doubtful  accounts is determined with respect to  those  amounts  that the  Group  has  determined  to be doubtful of collection and by a general reserve.

               R.     DERIVATIVE FINANCIAL INSTRUMENTS

                     The Group  accounts for  derivatives  and hedging  based on
                     SFAS No. 133,  "Accounting  for Derivative  Instruments and
                     Hedging  Activities".  SFAS No. 133 requires the Company to recognize  all  derivatives  on the  balance  sheet at fair value.  If the  derivative  meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair  value of  derivatives  will  either be offset  against  the  change  in fair  value of the  hedged assets,  liabilities,  or firm commitments through earnings or  recognized  in other  comprehensive  income  until  the hedged item is  recognized  in  earnings.  The  ineffective
                     portion  of  a   derivative's   change  in  fair  value  is
                     recognized in earnings.

                     For  derivative   instruments  not  designated  as  hedging
                     instruments,  the  gain or loss is  recognized  in  current earnings during the period of change.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     The Company enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies.
                     The  purpose  of the  Company's  foreign  currency  hedging activities  is to protect  the  Company  from risk that the eventual  dollar  cash flows from the sale of  products  to international  customers  will  be  adversely  affected  by changes in the exchange rates.

                     In addition, in order to ensure the dollar value of certain assets and  liabilities,  the Group has enters into forward exchange contracts.  As of December 31, 2002, the Group had contracts with notional value of  approximately  $21,400 to purchase  and  sell  foreign  currencies.  These  contracts mature in 2003.

                     The fair  value of the  foreign  exchange  contracts  as of
                     December 31 , 2002 amounted to $1,178.

               S.    STOCK-BASED COMPENSATION

                     The  Company has  elected to follow  Accounting  Principles
                     Board  Opinion  No.  25 ("APB  25")  "Accounting  for Stock
                     Issued to Employees" and FASB  Interpretation  No. 44 ("FIN
                     44") "Accounting for Certain  Transactions  Involving Stock
                     Compensation"  in accounting  for its employee stock option plans.  Under APB 25,  compensation  expense is  recognized based on the intrinsic  value method where by  compensation expense is equals to the excess if any of the quoted market price of the stock at the grant  date of the award or other measurement  date,  over the amount an employee must pay to acquire the stock.  The Company  recognize the expense over the vesting period of the award.

                     In respect of phantom  share  options the  Company  applies compensation accounting under SFAS No. 123, "Accounting for
                     Stock-Based  Compensation"  as amended by SFAS No. 148, the
                     Company  is  required  to  disclose  pro forma  information regarding stock based employee compensation cost net income
                     (loss) and basic and diluted  net income  (loss) per share, as if the  Company had  accounted  for its  employee  share options  under the fair value  method of SFAS 123. The fair value for these  options  was  estimated  at the grant date using a Black-Scholes

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     option  pricing model with the following  weighted  average assumptions  for 2000,  2001 and 2002:  risk-free  interest rates of 6%, 2% and 1.34% respectively,  dividend yields of
                     2.0%,  2.03% and 1.99%  respectively,  volatility of 49.5%,
                     33.8%  and  21.2%  respectively,  and  a  weighted  average expected life of the options of 6 years.

                       Pro forma information under SFAS 123 is as follows:

                                                                           YEAR ENDED DECEMBER 31,
                                                                      ---------------------------------------
                                                                        2002            2001            2000
                                                                      -------         --------       ---------

           Net income (loss) as reported                              $45,113         $ 40,796       $ (20,531)

           Stock based compensation as reported                          (926)           8,512             155
           Stock based compensation under
            SFAS 123                                                   (3,695)          (3,665)           (730)
                                                                      -------         --------       ---------
           Pro forma net income (loss)                                $40,492         $ 45,643       $ (21,106)
                                                                      =======         ========       =========
           Basic net income (loss) per share as
            reported                                                   $ 1.17           $ 1.07        $ (0.65)
                                                                      =======         ========       =========

           Pro forma basic net income (loss) per share                 $ 1.05           $ 1.20        $ (0.67)
                                                                      =======         ========       =========
           Diluted net income (loss) per share as
           reported                                                    $ 1.13           $ 1.04         $(0.65)
                                                                      =======         ========       =========

           Pro forma diluted net income (loss) per share               $ 1.02           $ 1.16         $(0.67)
                                                                      =======         ========       =========

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              T.      FAIR VALUE OF FINANCIAL INSTRUMENTS

                     The carrying  amount reported in the balance sheet for cash
                     and   cash   equivalents,    short-term   deposits,   trade
                     receivables,  other  receivables,  short-term  bank  loans, short-term  trade payables and other  payables  approximate their fair values due to the short-term  maturities of such instruments.

                     Long-term  loans are  estimated by  discounting  the future cash  flows  using  current  interest  rates  for  loans of similar terms and  maturities.  The carrying  amount of the long-term loans approximates their fair value.

                     The fair  value of  foreign  currency  contracts  (used for hedging  purposes) is estimated by obtaining current quotes from investment bankers.

                     It was not  practicable  to estimate  the fair value of the
                     Company's  investments  in shares of non-public  affiliates and other Companies  because of the lack of a quoted market price and the inability to obtain valuation of each Company without incurring  excessive costs. The carrying amounts of these Companies were $31,492 and $33,051 as of December 31,
                     2001 and 2002, respectively and represent the original cost and,  in the  case of  affiliates,  include  the  Company's equity in the  earnings or losses of the  affiliates  since the dates of acquisition.

               U.    BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

                     Basic net  earnings  (loss) per share is computed  based on the weighted average number of ordinary shares  outstanding during each year.  Diluted net earning  (loss) per share is computed  based on the weighted  average number of ordinary
                     shares   outstanding   during  each  year,   plus  dilutive
                     potential ordinary shares considered outstanding during the year.  Outstanding  stock  options  are  excluded  from the calculation  of the diluted net earning (loss) per ordinary share when such  securities  are  anti-dilutive.  The total
                     weighted   average   number  of  shares   related   to  the
                     outstanding   options  excluded  from  the  calculation  of
                     diluted  net loss  per  share  was 647 for the  year  ended
                     December 31, 2000 (2001 and 2002 - none).

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               V.    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

                     In June 2002, the FASB issued SFAS No. 146, "Accounting for
                     Costs Associated with Exit or Disposal  Activities,"  which addresses  significant  issue  regarding  the  recognition, measurement and reporting of costs associated with exit and disposal activities,  including  restructuring  activities.
                     SFAS No. 146 requires  that costs  associated  with exit or disposal  activities be  recognized  when they are incurred rather  than  at the  date  of a  commitment  to an exit or disposal  plan.  SFAS No. 146 is effective  for all exit or disposal activities initiated after December 31, 2002. SFAS
                     No.  146 also  requires  liabilities  accrued in respect of such cost to be measured at fair  value.  The Company  does not expect the  adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

                     In November 2002, the FASB issued FASB  Interpretation  No.
                     45, "Guarantor's Accounting and Disclosure Requirements for
                     Guarantees,  Including Indirect  Guarantees of Indebtedness
                     of Others,  an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB  Interpretation No. 34 ("FIN
                     No.45").  FIN No. 45  elaborates on the  disclosures  to be made by a guarantor  in its  interim  and annual  financial statements about its obligations  under certain  guarantees that it has issued.  It also  clarifies that a guarantor is required to recognize,  at the inception of a guarantee,  a liability for the fair value of the  obligation  undertaken in issuing the  guarantee.  FIN No. 45 does not prescribe a
                     specific   approach   for   subsequently    measuring   the
                     guarantor's  recognized  liability  over  the  term  of the related guarantee.  It also  incorporates,  without change, the guidance in FASB Interpretation  No.34,  "Disclosure of
                     Indirect  Guarantees of Indebtedness  of Others",  which is being superseded.  The disclosure  provisions of FIN No. 45 are effective for financial statements of interim or annual
                     periods  that  end  after   December  15,  2002,   and  the
                     provisions  for initial  recognition  and  measurement  are effective on a prospective  basis for  guarantees  that are issued or modified after December 31, 2002, irrespective of a  guarantor's  year-end.  The Company  does not expect the adoption  of FIN No.  45 to have a  material  impact on its results of operations or financial position.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              W.     RECLASSIFICATIONS

                     Certain  financial  statement data for prior years has been
                     reclassified   to  conform  with  current  year   financial
                     statement presentation.

NOTE 3   -        TRADE RECEIVABLES, NET

              A.       Trade receivables
                                                            DECEMBER 31,
                                                     --------------------------
                                                        2002             2001
                                                     ---------         --------
              Open accounts (*)                      $177,465          $175,275
              Unbilled receivables                     53,670            69,752
              Less - allowance for doubtful accounts   (3,411)           (3,200)
                                                     --------          --------
                                                     $227,724          $241,827
                                                     ========          ========

              (*)      Includes affiliated companies   $9,647           $14,257
                                                     ========          ========

              B.     Long-term  trade  receivables  include  amounts  due to the
                     Company  in   connection   with  certain   contracts.   The
                     receivables are guaranteed by governmental  authorities and
                     their   majority    portion   is   insured   by   financial
                     institutions.   The  receivables  are  denominated  in  U.S
                     dollars,  payable over a period of one and a half years and bear intrest rates of Libor + 1.5%.

NOTE 4   -        OTHER RECEIVABLES AND PREPAID EXPENSES

                                                            DECEMBER 31,
                                                     --------------------------
                                                        2002             2001
                                                     ---------         --------
              Prepaid expenses                        $12,244          $ 13,445
              Government departments                    5,915             4,937
              Employees                                 1,029               710
              Deferred income taxes                    11,675            11,631
              Other                                     3,513             5,486
                                                     --------          --------
                                                     $ 34,376          $ 36,209
                                                     ========          ========

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 5   -        INVENTORIES, NET OF ADVANCES

                                                            DECEMBER 31,
                                                       ------------------------
                                                        2002             2001
                                                       --------        --------
              Cost of long-term contracts in progress  $205,318        $155,712
              Raw materials                              75,579          70,133
              Advances to suppliers and subcontractors   25,047          30,955
                                                       --------        --------
                                                        305,944         256,800
              Less -
                Cost of contracts in progress deducted
              from customer advances
                                                         10,658          10,961
                                                       --------        --------
                                                        295,286         245,839
              Less -
                Advances received from customers         67,624          49,969
                Provision for losses                      4,818          10,780
                                                       --------        --------
                                                       $222,844        $185,090
                                                       ========        ========

              (*)  The Company has  transferred  legal title of  inventories  to certain customers as collateral for advances received.

NOTE 6   -  INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

A.       INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

                                                              DECEMBER 31,
                                                        ----------------------
                                                          2002           2001
                                                        --------      --------
                    SCD (1)                             $ 15,713      $ 13,036
                    VSI (2)                                3,893         2,030
                    Red C (3)                                  -         2,549
                    Opgal (4)                              2,028         1,894
                    Others (5)                               313            74
                                                        --------      --------
                                                        $ 21,947      $ 19,583
                                                        ========      ========

              (1)  Semi Conductor  Devices ("SCD"),  a partnership,  held 50% by the Company and 50% by Rafael Armaments Development Authority
                   Ltd.  ("Rafael").  SCD  is  engaged  in the  development  and production of various thermal detectors and laser diodes.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 6  -     INVESTMENTS  IN  AFFILIATED   COMPANIES,   PARTNERSHIP  AND  OTHER
              COMPANIES (CONT.)

              A.  INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD
                    (CONT.)

                 (2)   Vision  Systems  International  LLC ("VSI")  based in San
                       Jose,  California is a limited  liability company that is
                       held  50% by EFW.  VSI  operates  in the  area of  helmet
                       mounted  display  systems  for fixed  wing  military  and
                       paramilitary aircraft.

                 (3)   Red C Optical  Networks Inc.  ("Red C") is engaged in the
                       multi-focal optic communications sector and is held 36.5%
                       by El-Op. Red C designs, develops and manufacture optical
                       amplifiers  for  dense  wave-length  multiplexing  (DWDM)
                       optical networks for  telecommunication  renders. In 2002
                       the investment in Red C was written off.

                 (4)   Opgal Optronics  Industries ("Opgal") Ltd., is an Israeli
                       company  owned  50.1%  by  the  Company  and  49.9%  by a
                       subsidiary of Rafael.  Opgal focuses mainly on commercial
                       applications   of  thermal   imaging  and   electro-optic
                       technologies.  The Company  jointly  controls  Opgal with
                       Rafael,  and therefore  Opgal is not  consolidated in the
                       Company's financial statements.

                 (5)   Mediguide Inc.  ("Mediguide") and its Israeli subsidiary,
                       Mediguide  Ltd.,  were  established in 2000 as a spin-off
                       from the Company, which holds the majority of Mediguide's
                       ordinary  shares.  In 2001  and  2002,  Mediguide  issued
                       preferred shares to other investors in consideration  for
                       approximately  $6,000  based on a pre-money  valuation of
                       $14,000 - $17,000. The preferred shares entitle the other
                       investors to preference rights in any liquidation  event.
                       Therefore,  the  Company  did not  record  any  gain as a
                       result  of  the  above   transaction.   In  addition  the
                       preferred   shares   entitle  their  holders  to  certain
                       participating  rights.  Accordingly based on the guidance
                       in EITF  96-16,  the  Company  ceased  consolidating  its
                       investment in Mediguide  and accounts for the  investment
                       in Mediguide under the equity method of accounting.

                 (6)   See Note 16(E) for guarantees.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 6   -   INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER
             COMPANIES (CONT.)

             B.   INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE COST METHOD

                                                              DECEMBER 31,
                                                        ----------------------
                                                          2002           2001
                                                        --------      --------
                       Sultam (1)                        $3,500        $3,500
                       ISI (2)                            7,230         7,230
                       Other                                374         1,179
                                                        --------      --------
                                                        $11,104       $11,909
                                                        ========      ========

               (1)    Sultam Systems Ltd.  ("Sultam"),  held 10% by the Company,
                      is  engaged  in  the  development  and   manufacturing  of
                      military systems in the artillery sector.

               (2)    ImageSat  International  N.V. ("ISI"),  held 14% (10% on a fully  diluted  basis) by the  Company,  is engaged in the
                      operation  of   satellite   photography   formations   and
                      commercial  delivery of  satellite  photography  for civil purposes.

NOTE 7   -        LONG -TERM BANK DEPOSITS AND LOAN

                                                              DECEMBER 31,
                                                        ----------------------
                                                          2002           2001
                                                        --------      --------
             Deposits with bank for loans granted to
               employees (*)                             $2,037        $2,238
             Other deposits with bank                       935         1,195
             Long-term loan                                 714             -
                                                        --------      --------
                                                         $3,686        $3,433
                                                        ========      ========

              (*)    The  deposits  are linked to the Israeli  CPI,  bear annual interest of 4% and are presented net of current  maturities of $680 (2001 - $746).

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

              NOTE 8   -   PROPERTY, PLANT AND EQUIPMENT, NET

                                                              DECEMBER 31,
                                                        ----------------------
                                                          2002           2001
                                                        --------      --------
            Cost (1):
              Land, buildings and
               leasehold improvements (2)               $127,932       $114,690
              Instruments, machinery
               and equipment (3)                         167,105        145,114
               Office furniture and other                 24,790         22,093
               Motor vehicles                             24,393         19,715
                                                        ---------      ---------
                                                         344,220        301,612
            Accumulated depreciation                    (141,259)      (116,890)
                                                        ---------      ---------
            Depreciated cost                            $202,961       $184,722
                                                        =========      =========

              Depreciation  expenses for the years ended December 31, 2000, 2001 and 2002 amounted to $24,177, $24,517 and $26,525 respectively.

               (1)   Net of investment  grants received (mainly for instruments, machinery and  equipment)  in the amounts of  approximately
                     $38,300  and  $38,420  as of  December  31,  2001 and 2002,
                     respectively.  Cost includes  assets fully  depreciated and still in use in the amount of  $124,000  and of $134,000 as of December 31, 2001 and 2002, respectively.

               (2)   Includes,  rights in  approximately  9,225 square meters of land in,  Tirat  Hacarmel  Israel,  of which  approximately
                     2,300 square meters are owned while the  remaining  land is leased from the Israel Land Administration  until the years
                     2014  to  2024  with an  option  to  renew  the  lease  for additional  periods up to 49 years. The Company's rights in the land have not yet been registered in its name.

                     Includes,  rights in approximately  10,633 square meters of land in Rehovot, Israel. The land is leased from the Israel
                     Land  Administration  until the year of 2043 with an option to renew the lease for  additional  periods up to 49 years.
                     The  Company's  rights  in  the  land  have  not  yet  been registered in its name.

               (3)   Includes equipment produced by the Group for its own use in the amount of $4,913 and $5,517 as of December 31, 2001 and
                     2002, respectively.

               (4)   As for pledges of assets - see Note 16(G).

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 9  -                  OTHER ASSETS, NET

              A.

                                                        WEIGHTED-AVERAGE
                                                        NUMBER OF YEARS         DECEMBER 31,
                                                                             ---------------------
                                                                              2002          2001
                                                        ----------------     -------       --------

                 Original cost:
                   Know-how (1)                               12.5                         $74,716
                                                                             $81,019
                   Trade marks (2)                             17              8,000         8,000
                   Goodwill and assembled work-force (3)                      37,578        36,983
                                                                             126,597       119,699

                 Accumulated amortization:
                   Know-how                                                   14,666         8,704
                   Trade marks                                                 1,125           675
                   Goodwill and assembled work-force                          5,037          5,037
                                                                             -------       --------
                                                                              20,828        14,416
                                                                             -------       --------
                 Amortized cost                                             $105,769      $105,283
                                                                            ========      =========

                   (1)   Includes  mainly  know-how  acquired in the merger with
                         El-Op ($45,000),  know-how  acquired in the acquisition
                         of  AEL  and  the  Government  Division  ($10,600)  and
                         intangible assets acquired from Honeywell Inc. ($9,300)
                         (see Notes 1C, 1D, 1F and 1G).

                   (2)   Includes trade marks acquired in the merger with El-Op.

                   (3)   Includes  mainly  intangible  assets  acquired  in  the
                         merger  with  El-Op  ($34,200)  and  intangible  assets
                         acquires from Honeywell Inc. ($1,800). Until January 1,
                         2002, goodwill and assembled  work-force were amortized
                         at an annual rate of 5% - 10%.

              B.      Amortization  expenses  amounted  to  $5,401,  $8,348  and
                      $6,412 for the years ended  December  31,  2000,  2001 and
                      2002, respectively.

              C.     The annual  amortization  expense  relating to  intangibles existing as of December 31, 2002 for each of the five years in the period  ending  December 31, 2007 is estimated to be approximately $7,000.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 9  -         OTHER ASSETS, NET (CONT.)

              The following  information  is presented to reflect net income and earnings  per share  for all prior  periods  adjusted  to  exclude amortization of goodwill.
                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                        ---------------------
                                                          2001          2000
                                                        -------      --------
             Reported net income (loss)                 $40,796      $(20,531)
             Goodwill amortization                        2,760         2,012
                                                        -------      --------
             Adjusted net income (loss)                 $43,556      $(18,519)
                                                        =======      ========

             Earnings per share
             Reported basic earnings (loss) per share   $  1.07      $  (0.65)
             Goodwill amortization                         0.08          0.06
                                                        -------      --------
             Adjusted basic earnings per share          $  1.15      $  (0.59)
                                                        -------      --------

             Reported diluted earnings (loss) per share $  1.04      $  (0.65)
             Goodwill amortization                         0.07          0.06
                                                        -------      --------
             Adjusted diluted earnings (loss) per share $  1.11         (0.59)
                                                        =======      ========

NOTE 10  -        SHORT-TERM BANK CREDIT AND LOANS

                                                                    DECEMBER 31,
                                                    --------------------------------------------
                                                      2002          2001      2002         2001
                                                    --------      -------   -------      -------
                                                        INTEREST RATE %
                                                    ---------------------

              Short-term bank loans:
                In U.S dollars                      3 - 5        2.5 - 3    $12,683      $12,922
                In NIS unlinked                         -        4.7 - 8          -       13,273
                                                                            -------      -------
                                                                             12,683       26,195
                                                                            -------      -------
              Short-term bank credit:
                In NIS unlinked                     2.8 - 10.9   8            5,241        1,869
                In U.S dollars                      3.2 -  3.6   2 - 2.5      6,378       15,967
                                                                            -------      -------
                                                                             11,619       17,836
                                                                            -------      -------
              Current maturities of long-term loans                           6,613        2,863
                                                                            -------      -------
                                                                            $30,915      $46,894
                                                                            =======      =======

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 11  -   OTHER ACCOUNTS PAYABLES AND ACCRUED EXEPNSES
                                                              DECEMBER 31,
                                                        ------------------------
                                                           2002          2001
                                                        ---------      ---------

              Payroll and related expenses              $ 27,912       $ 25,736
              (1)      Provision for vacation pay         20,492         18,380
              Government departments                      22,443         28,750
              (2)       Provision for warranty            26,641         22,723
              Cost provisions and other                   45,038         39,797
                                                        ---------      ---------
                                                        $142,526       $135,386
                                                        =========      =========

NOTE 12  -   CUSTOMERS ADVANCES AND AMOUNTS IN EXCESS OF COSTS INCURRED

                                                              DECEMBER 31,
                                                        ------------------------
                                                           2002          2001
                                                        ---------      ---------

               Advances received                        $227,111       $184,112
               Less -
                 Advances presented under long-term
                    liabilities                           40,411         29,840
                 Advances deducted from inventories       67,624         49,969
                                                        ---------      ---------
                                                         119,076        104,303
               Less -
                 Costs of contracts in progress           10,658         10,961
                                                        ---------      ---------
                                                        $108,418        $93,342
                                                        =========      =========

                               ELBIT SYSTEMS LTD.

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 13  -        LONG-TERM LOANS

                                                                                                      DECEMBER 31,
                                                            INTEREST          YEARS OF             ---------------------
                                            LINKAGE            %              MATURITY              2002          2001
                                         -----------        ---------        -----------           -------       -------

              Banks                      U.S dollars        Libor +
                                                            0.5%-5%          2003 - 2007           $67,206       $70,719

              Banks                      NIS-unlinked       Israeli
                                                            Prime            2003 - 2036             3,383         1,346
              Office of chief            NIS-linked to
                 scientist               the Israeli-CPI    4%               2003- 2006              9,197             -
                                                                                                   -------       -------
                                                                                                    79,786        72,065
              Less-current maturities                                                                6,613         2,863
                                                                                                   -------       -------
                                                                                                   $73,173       $69,202
                                                                                                   =======       =======

              The Libor rate as of December 31, 2002 was 1.34%.

              The Israeli Prime rate as of December 31, 2002 was 10.5%

              The  maturities  of these  loans  after  December  31, 2002 are as follows:

              2003 - current maturities                           $ 6,613
              2004                                                 54,278
              2005                                                  4,499
              2006                                                  4,506
              2007                                                  7,062
              2008 and thereafter                                   2,828
                                                                  -------
                                                                  $79,786
                                                                  =======

               In connection with bank credits and loans,  including performance guarantees  issued by banks and bank guarantees  securing certain advances from customers, the Company and certain subsidiaries are obligated  to meet certain loan  covenants.  Management  believes that the  Company and the  subsidiaries  meet the  conditions  of these covenants as of balance sheet date.

NOTE 14  -        BENEFIT PLANS

               Retirement Benefits:

               Subsidiaries in the U.S. sponsor defined benefit retirement plans
               ("Plans")   which   are   a   noncontributory   plans,   covering
               substantially  all of the U.S.  employees,  that provide  monthly pension to eligible  employees upon retirement,  in amounts based on years of service and average compensation.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 14  -        BENEFIT PLANS (CONT.)

               The following  table  reconciles the benefit  obligations,  Plans assets,  funded status and net asset  (liability)  information of the Plans:
                                                             DECEMBER 31,
                                                        ----------------------
                                                          2002           2001
                                                        -------        -------
              Benefit obligation at beginning of year   $22,358        $18,474
              Service cost                                2,067          1,766
              Interest cost                               1,678          1,461
              Actuarial losses                            2,955          1,338
              Benefits repaid                              (619)          (681)
                                                        -------        -------
              Benefit obligation at end of year          28,439         22,358
                                                        -------        -------

              Plans assets at beginning of year          16,167         17,846
              Actual return on plan assets               (1,560)        (1,121)
              Contributions by employer                   1,571            123
              Benefits repaid                              (619)          (681)
                                                        -------        -------
              Plans assets at end of year                15,559         16,167
                                                        -------        -------

              Funded status of Plans (underfunded)      (12,880)        (6,191)
              Unrecognized prior service cost               234            223
              Unrecognized net actuarial loss             7,582          1,508
                                                        -------        -------
              Net amount recognized                      (5,064)        (4,460)
                                                        =======        =======

              Net asset (liability) consists of:
              Accrued benefit liability                 (10,298)        (4,667)
              Intangible asset                              234            207
              Accumulated other comprehensive income      5,000              -
                                                        -------        -------
              Net amount recognized                     $(5,064)       $(4,460)
                                                        =======        =======

              Weighted average assumptions :
                 Discount rate as of December 31,          6.75%       7.38%
                 Expected long-term rate of return on
                   Plans assets                            9.00%       9.50%
                 Rate of compensation increase             3.00%       3.00%

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 14  -        BENEFIT PLANS (CONT.)

                                                                          YEAR ENDED DECEMBER 31,
                                                                      -------------------------------
                                                                        2002        2001        2000
                                                                      -------     -------     -------

              Components of net periodic pension cost:
                 Service cost                                          $2,067      $1,766      $1,904
                 Interest cost                                          1,678       1,461       1,253
                 Expected return on Plan assets                        (1,597)     (1,666)     (1,680)
                Amortization of prior service cost                         28          24          25
                Recognized of net actuarial gain                         (340)        (38)       (312)
                One-time FAS 88 charge for 2001 SRP                         -         177           -
                                                                      -------     -------     -------
                 Net periodic pension cost                             $1,836      $1,724      $1,190
                                                                      =======     =======     =======

DEFINED CONTRIBUTION PLAN

               The 401(k) savings plan ("401(k) plan") is a defined contribution retirement plan that covers all eligible employees, as defined in section 401(k) of the U.S.  Internal Revenue Code.  Employees may
               elect  to   contribute  a   percentage   of  their  annual  gross
               compensation   to  the  401(k)   plan.   The   Company  may  make
               discretionary   matching   contributions  as  determined  by  the
               Company.  Total  expense under the 401(k) plan amounted to $1,369 for the year ended December 31, 2002 (2001 - $639).

NOTE 15  -        TAXES ON INCOME

               A.          APPLICABLE TAX LAWS

                     (1)    MEASUREMENT OF TAXABLE INCOME UNDER ISRAEL'S  INCOME
                            TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985:

                            Results for tax purposes are measured and  reflected
                            in  accordance   with  the  change  in  the  Israeli
                            Consumer Price Index ("CPI").  As explained above in
                            Note 2B, the consolidated  financial  statements are
                            presented in U.S. dollars.  The differences  between
                            the change in the  Israeli  CPI and in the  NIS/U.S.
                            dollar  exchange  rate  cause a  difference  between
                            taxable income and the income before taxes reflected
                            in the consolidated financial statements.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 15  -        TAXES ON INCOME (CONT.)

               APPLICABLE TAX LAWS (CONT.)

                            In accordance  with  paragraph 9(f) of SFAS No. 109,
                            the Company has not provided  deferred  income taxes
                            on  the  above  difference   between  the  reporting
                            currency   and  the  tax   basis   of   assets   and
                            liabilities.

                     (2)    TAX   BENEFITS    UNDER   ISRAEL'S   LAW   FOR   THE
                            ENCOURAGEMENT OF INDUSTRY (TAXES), 1969:

                            The Company and certain  subsidiaries  (mainly El-Op
                            and Cyclone) are "Industrial Companies",  as defined
                            by  the  Law  for  the   Encouragement  of  Industry
                            (Taxes),  1969,  and as such,  these  Companies  are
                            entitled   to   certain   tax    benefits,    mainly
                            amortization  of  costs  relating  to  know-how  and
                            patents over eight years,  accelerated  depreciation
                            and the  right to  deducte  for tax  purpose  public
                            issuance expenses.

                     (3)    TAX   BENEFITS    UNDER   ISRAEL'S   LAW   FOR   THE
                            ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959:

                            Four  expansion  programs of the  Company  have been
                            granted "Approved  Enterprise" status under Israel's
                            Law for the  Encouragement  of Capital  Investments,
                            1959. For these expansion programs,  the Company has
                            elected to receive grant.  Accordingly the income of
                            the Company  derived from the "Approved  Enterprise"
                            expansion programs is tax exempt for two-year period
                            and   subject  to  reduced  tax  rates  of  25%  for
                            five-year period commencing in the year in which the
                            Company first  generates  taxable income (limited to
                            twelve  years from  commencement  of

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 15  -        TAXES ON INCOME (CONT.)

               APPLICABLE TAX LAWS (CONT.)

                            production  or  fourteen  years  from  the  date  of
                            approval,  whichever is earlier). As of December 31,
                            2002, the tax benefits for these expansion  programs
                            will expire between 2002 to 2007.

                            Three expansion programs of El-Op have been granted,
                            such  "Approved   Enterprise"   status.   For  these
                            expansion   programs,    El-Op   has   elected   the
                            alternative  tax benefits  track.  In this track the
                            income   of  El-Op   derived   from  the   "Approved
                            Enterprise"  expansion  programs is tax exempt for a
                            two-year  period and subject to reduced tax rates of
                            25% for a five-year  period  commencing  in the year
                            which the company  first  generates  taxable  income
                            (limited  to  twelve  years  from   commencement  of
                            production  or  fourteen  years  from  the  date  of
                            approval,  whichever is earlier). As of December 31,
                            2002, the tax benefits for these expansion  programs
                            will expire between 2003 to 2005.

                            The  entitlement to the above benefits is subject to
                            the companies fulfilling the conditions specified in
                            the above refereed law, regulations  published there
                            under and the letters of approval  for the  specific
                            investments in "Approved Enterprises".  In the event
                            of failure  to comply  with  these  conditions,  the
                            benefits  may be canceled and the  companies  may be
                            required  to refund the amount of the  benefits,  in
                            whole or in part,  including interest.  (For liens -
                            see Note 16F).  As of December 31, 2002,  management
                            believes   that  the   companies   are  meeting  all
                            conditions of the approvals.

                            The tax-exempt income  attributable to the "Approved
                            Enterprise"   can  be  distributed  to  shareholders
                            without imposing tax liability on the companies only
                            upon the complete  liquidation of the companies.  As
                            of December 31,  2002,  retained  earnings  included
                            approximately  $74,000 in tax-exempt  profits earned
                            by the Group's "Approved Enterprise".  The Company's
                            Board of  Directors  has decided  that its policy is
                            not to  declare  dividends  out of  such  tax-exempt
                            income.  Accordingly,  no deferred income taxes have
                            been   provided  on  income   attributable   to  the
                            Company's "Approved Enterprise".

                            If the retained  tax-exempt income is distributed in
                            a manner other than on the complete  liquidation  of
                            the Company,  it would be taxed at the corporate tax
                            rate  applicable  to such  profits as if the Company
                            had not elected  alternative tax benefits (currently
                            - 25%) and an income tax liability would be incurred
                            of approximately $ 19,000 as of December 31, 2002.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 15  -        TAXES ON INCOME (CONT.)

               A.          APPLICABLE TAX LAWS (CONT.)

                  (3)      Tax   benefits   under  the   Israel's  Law  for  the
               Encouragement of Capital Investments, 1959 (Cont.)

                            Income  from  sources   other  then  the   "Approved
                            Enterprise"   during  the  benefit  period  will  be
                            subject to tax at the regular  corporate tax rate of
                            36%.

                            Since the Company and El-Op are operating under more
                            than one  approval,  and since part of their taxable
                            income is not  entitled  to tax  benefits  under the
                            abovementioned  law and is taxed at the  regular tax
                            rate of 36%, the effective tax rate is the result of
                            a weighted  combination  of the  various  applicable
                            rates and tax  exemptions,  and the  computation  is
                            made for income  derived  from each  approval on the
                            basis of  formulas  specified  in the law and in the
                            approvals.

               B.          TAX ASSESSMENTS

                     1.     The  Company  and  El-Op  have  received  final  tax
                            assessments  through  December  31,  2000.  EFW  has
                            received final tax assessments  through December 31,
                            1997.

                     2.     The  Company  and El-Op have  received  in  previous
                            years  pre-rulings from the tax  authorities,  which
                            allowed  them to transfer  development  products and
                            assets to companies  under their  ownership  without
                            any tax  liability  pursuant  to section  104 of the
                            Israeli  Income  Tax  Ordinance.   The   pre-rulings
                            specify terms for the  companies to comply,  usually
                            for a two -  year  period.  Noncompliance  with  the
                            terms  of  the   pre-rulings   will  result  in  the
                            retroactive   cancellation  of  the   aforementioned
                            exemption   from  taxes.   Tax   implications   upon
                            non-compliance  are  estimated by  management  to be
                            immaterial to the Group's results.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 15  -        INCOME TAXES (CONT.)

               C. NON - ISRAELI SUBSIDIARIES

                     Non-Israeli  subsidiaries  are  taxed  based on tax laws in their countries of residence (mainly in the U.S.).

               D. INCOME (LOSS) BEFORE TAXES ON INCOME

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                          ----------------------------------
                                                            2002         2001         2000
                                                          -------      -------     ---------

                     Income (loss) before taxes on
                       income income:
                        Domestic                          $42,317      $44,212     $(13,779)
                        Foreign                            11,977        7,638        1,121
                                                          -------      -------     --------
                                                          $54,294      $51,850     $(12,658)
                                                          =======      =======     ========

               E. TAXES ON INCOME
                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                          ----------------------------------
                                                            2002         2001         2000
                                                          -------      -------     ---------
                     Taxes on income:
                     Current taxes:
                        Domestic                          $11,654       $9,385       $8,710
                        Foreign                             6,114        3,048          879
                                                          -------       ------       ------
                                                           17,768       12,433        9,589
                                                          -------       ------       ------

                     Deferred income taxes:
                        Domestic                           (3,561)        (839)      (5,309)
                        Foreign                            (2,059)        (591)       1,947
                                                          -------       ------       ------
                                                           (5,620)      (1,430)      (3,362)
                                                          -------       ------       ------

                     Taxes in respect of prior years    (*)(2,800)           -            -
                                                          -------       ------       ------

                                                           $9,348      $11,003       $6,227
                                                          =======       ======       ======

              (*)    A reduction of tax expenses due to adjustments of estimated taxes and completion of tax  assessments for prior years in respect of various Group companies.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 15  -        INCOME TAXES (CONT.)

               F.    DEFERRED INCOME TAXES

                     Deferred  income  taxes  reflect  the  net  tax  effect  of temporary differences between the carrying amount of assets and  liabilities for financial  reporting  purposes and the
                     amounts   used  for   income  tax   purposes.   Significant
                     components of net deferred tax assets and  liabilities  are as follows:

                                                                                               DEFERRED
                                                                                        TAX ASSET (LIABILITY((1)
                                                                                       --------------------------
                                                                          TOTAL           CURRENT      NONCURRENT
                                                                        --------       -----------    ------------

                     As of December 31, 2002

                     Deferred tax assets:
                       Reserve and allowances                           $ 12,770          $ 4,797         $7,973
                       Inventory                                           6,878            6,878              -
                       Net operating loss carryforwards                    2,326                -          2,326
                                                                        --------          -------       --------
                       Valuation allowance (2)                            (2,326)               -         (2,326)
                                                                        --------          -------       --------
                       Net deferred tax assets                            19,648           11,675          7,973
                                                                        --------          -------       --------

                     Deferred tax liabilities:
                     Property, plant and equipment                        (9,209)               -         (9,209)
                     Other assets                                        (15,177)               -        (15,177)
                                                                        --------          -------       --------

                                                                         (24,386)               -        (24,386)
                                                                        --------          -------       --------

                     Net deferred tax assets (liabilities)              $ (4,738)         $11,675       $(16,413)
                                                                        ========          =======       ========

                     As of December 31, 2001 Deferred tax assets:
                     Reserve and allowances                             $  9,067          $ 4,308       $  4,759
                     Inventory                                             7,323            7,323              -
                     Net operating loss carryforwards                      4,248                -          4,248
                                                                        --------          -------       --------
                     Valuation allowance (2)                              (2,202)               -         (2,202)
                                                                        --------          -------       --------
                     Net deferred tax assets                              18,436           11,631          6,805
                                                                        --------          -------       --------

                     Deferred tax liabilities:
                     Property, plant and equipment                       (12,111)               -        (12,111)
                     Other assets                                        (16,683)               -        (16,683)
                                                                        --------          -------       --------
                                                                         (28,794)               -        (28,794)
                                                                        --------          -------       --------
                     Net deferred tax assets (liabilities)              $(10,358)         $11,631       $(21,989)
                                                                        ========          =======       ========

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 15  -        INCOME TAXES (CONT.)

               F.    DEFERRED INCOME TAXES (CONT.)

                    (1) Current  tax  asset is  included  in other  receivables.
                        Noncurrent  tax  liability  is  included  as a long-term
                        liabilitiy.

                    (2) During  2002,   the  Company   increased  the  valuation
                        allowance  due to an increase in  accumulated  operating
                        loss carryforwards not expected to be utilized.

               G.    The Company's  Israeli  subsidiaries  have estimated  total available  carryforward tax losses of approximately  $2,200 as of  December  31,  2002,  .  The  Company's  non-Israeli
                     subsidiaries  have  estimated  available  carryforward  tax losses  of  approximately  $200 as of  December  31 2002 to offset  against  future  taxable  profits for an indefinite period.  Deferred  tax  assets  in  respect  of  the  above carryforward  losses  amount  to  approximately  $2,400  in respect of which a valuation allowance has been recorded in the amount of approximately $2,400.

               H.    Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate  applicable to income of the  Company,  and the actual tax expense as reported in the statements of operations, is as follows:

                                                                                            YEAR ENDED
                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002         2001          2000
                                                                                 -------      -------      ---------

                  Income (loss) before taxes as reported in the
                     consolidated statements of operations                       $54,294      $51,850      $(12,658)
                  Statutory tax rate                                                 36%          36%            36%
                                                                                 =======      =======      ========
                  Theoretical tax expense (benefit)                              $19,546      $18,666       $(4,557)
                  Tax benefit arising from reduced rate as an
                     "Approved Enterprise"                                        (9,054)      (7,697)       (4,015)
                  Tax adjustment in respect of different tax rate for
                     foreign subsidiaries                                           (461)        (952)         (469)
                  Operating carryforward losses for which
                      valuation allowance was provided                             2,189          101           318

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 15  -        INCOME TAXES (CONT.)

                  Increase (decrease) in taxes resulting from
                     nondeductible expenses                                         (263)           571        15,280
                  Difference in basis of measurement for
                     financial reporting and tax return purposes                     458            832          (684)
                  Taxes in respect of prior years                                 (2,800)             -             -
                  Other differences, net                                            (267)          (518)          354
                                                                                 -------       --------      --------
                  Actual tax expenses                                            $ 9,348       $ 11,003      $  6,227
                                                                                 =======       ========      ========
                  Effective tax rate                                               17.2%          21.2%             -
                                                                                 =======       ========      ========

NOTE 16  -        CONTINGENT LIABILITIES AND COMMITMENTS

               A.          Royalty commitments

                     1.   The Company and certain Israeli subsidiaries partially
                          finance their  research and  development  expenditures
                          under  programs  sponsored  by the Office of the Chief
                          Scientist  of  Israel   ("OCS")  for  the  support  of
                          research  and  development   activities  conducted  in
                          Israel. At the time the participations  were received,
                          successful development of the related projects was not
                          assured.

                          In exchange for  participation  in the programs by the
                          OCS, the Company and the subsidiaries agreed to pay 2%
                          - 3.5% of total sales of products developed within the
                          framework of these  programs.  The  royalties  will be
                          paid up to maximum amount equaling 100% to 150% of the
                          grants  provided by the OCS,  linked to the dollar and
                          for  grants  received  after  January  1,  1999,  also
                          bearing annual interest at a rate based on LIBOR.  The
                          obligation  to pay these  royalties is  contingent  on
                          actual  sales of the  products  and in the  absence of
                          such sales, payment of royalties is not required.

                          In some cases, the Government of Israel  participation
                          (through  the OCS) is subject to export sales or other
                          conditions.   The  maximum   amount  of  royalties  is
                          increased  in  the  event  of  production  outside  of
                          Israel.

                          The Company and certain of its  subsidiaries  are also
                          obligated  to  pay  certain  amounts  to  the  Israeli
                          Ministry  of  Defense  and  others  on  certain  sales
                          including  sales  resulting  from the  development  of
                          certain technology.

                          Royalties  expenses  or  accrued  amounted  to $6,661,
                          $8,252   and   $14,471   in  2000,   2001  and   2002,
                          respectively.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 16  -        CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

                     2.   In September 2001, the OCS issued "Regulations for the
                          Encouragement of Research and Development in Industry"
                          (rules  for  determining  the  level  and  payment  of
                          royalties) ("the regulations").  The regulations allow
                          large  R&D   intensive   companies  to  reach  certain
                          agreements with the OCS regarding determination of the
                          amount and payment  schedule of royalties,  subject to
                          certain conditions.

               A.          Royalty commitments (Cont.)

                     If the  Company  elects to adopt the  regulations,  it will have to record a  significant  one-time  expense  resulting
                     from  accruing   liability   for  an  absolute   amount  of
                     royalties.

                     As of the date the financial  statement  was approved,  the
                     Company has not  concluded  discussions  or  finalized  any agreements with the OCS with respect to the company.

                     In  May  2002  El-Op's  Board  of  Directors   approved  an
                     arrangement,  proposed by the OCS, according to which El-Op will pay  commencing in 2002 an agreed amount of $10,632 in
                     exchange  for  a  release  from  all   obligations  to  pay
                     royalties  in the  future.  As a result  El-Op  recorded an expense  for  the  agreed  amount  net of the  accrual  for royalties previously recorded by El-OP.

               B.    Commitments in respect of long-term projects

                     In connection with long-term projects in certain countries, the Company and certain  subsidiaries  undertook to use its respective best efforts to make or facilitate  purchases or investments  in those  countries at certain  percentages of the amount of the projects.  The  companies'  obligation to make or facilitate  third parties  making such  investments and  purchases is subject to  commercial  conditions in the
                     local  market,   typically  without  a  specific  financial
                     penalty.  The maximum aggregate  undertaking as of December
                     31, 2002 amounted to $715,000 to be performed over a period of up to 11 years, is typically tied to a percentage (up to
                     100%) of the amount of the specific contract.

                     In the  opinion of  management,  the  actual  amount of the investments  and purchases is  anticipated  to be less than
                     that  mentioned  above,   since  certain   investments  and
                     purchases can result in reducing the overall undertaking on more than a one to one basis.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 16  -        CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

               C.    Legal claims

                     The  Company  and its  subsidiaries  are  involved in legal
                     claims   arising  in  the  ordinary   course  of  business,
                     including  claims by  employees,  consultants  and  others.
                     Company's  management,  based on the  opinion  of its legal counsel,  believes  the amount of such  claims in excess of the accruals recorded in the financial  statements will not have a material adverse effect on the financial position or results of operations of the Group.

               D.    Lease commitments

                     The future  mininum  lease  commitments  of the Group under
                     various   non-cancelable   operating  lease  agreements  in
                     respect of premises,  motor  vehicles and office  equipment are as of December 31, 2002:

                             2003                                     $8,197
                             2004                                      8,985
                             2005                                      4,834
                             2006                                      4,156
                             2007 and there after                      3,877
                                                                     -------
                                                                     $30,049
                                                                     =======

                     Rent expenses for the years ended  December 31, 2000,  2001
                     and  2002   amounted   to  $7,411,   $7,978,   and  $9,215,
                     respectively.

              E.     The Company has provided,  on a  proportional  basis to its ownership interest,  guarantees for two of its investees in respect of credit  lines from  banks  amounting  to $10,600
                     (2001-  $10,700),  of which $10,200 (2001 - $9,700) relates to a foreign  investee  owned 50% by El-Op.  The guarantees will exist as long as the credit  lines are in effect.  The
                     Company  would be liable to perform under the guarantee for any debt the investee  would be in default  under the terms of the credit line.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
       (In thousands of U.S. dollars, except for share and per share data)

NOTE 16  -        CONTINGENT LIABILITIES, AND COMMITMENTS (CONT.)

              F.     A  lien  on  the  Group's  Approved  Enterprises  has  been registered in favor of the State of Israel. Grants received in respect  of  projects  which have not yet been  approved amount to approximately $3,600.(see note 15 A (3) above ).

              G.     Guarantees  in the amount of  approximately  $374,000  were issued by banks  securing  certain  advances from customers and performance bonds on behalf of Group companies.

              H.     Certain Group  companies  recorded fixed charges on most of their  machinery and equipment,  mortgages on most of their real estate and floating charges on most of their assets.

NOTE 17  -        SHAREHOLDER'S EQUITY

               A.   SHARE CAPITAL

                    Ordinary shares confer upon their holders voting rights, the right to receive  dividends and the right to share in excess sets as upon liquiation of the Company.

               B.   1996 EMPLOYEE STOCK OPTION PLAN

                    In 1996,  the Company  adopted an employee stock option plan pursuant to which options to buy 2,100,000  ordinary  shares may be granted to  employees.  In April  1998,  the  Company amended the plan in order to be able to grant an  additional
                    322,000  options.  The exercise  price  approximates  market price of the share at the grant date less 15%.  The  options vested  over a period of two to four  years from the date of grant and  expire no later  than six years  from the date of grant.  The plan is implemented  in accordance  with Section
                    102 of the Israeli Income Tax Ordinance.

               C.   2000 EMPLOYEE STOCK OPTION PLAN

                     In 2000, the Company adopted another  employee stock option plan for  employees  comprising  options to  purchase up to
                     2,500,000  ordinary shares. The exercise price approximates market  price of the  shares  at the grant  date.  The plan includes an  additional  2,500,000  options to be issued as
                     "phantom" shares options that grant the option holders a

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
       (In thousands of U.S. dollars, except for share and per share data)

         NOTE 17  -        SHAREHOLDER'S EQUITY (CONT.)

                     number of shares  reflecting  the benefit  component of the options  exercised,  as calculated at the exercise date, in consideration for their par value only. Options vest over a period  of one to four  years  from the  date of grant  and expire no later than six years from the date of grant.

                     Any  options,   which  are  canceled  or  forfeited  before
                     expiration,  become  available  for  future  grants.  As of
                     December  31,  2002,  466,042  options of the Company  were still available for future grants.

               D.    "PHANTOM" SHARE OPTIONS

                     The  phantom  share  options  are  considered  as part of a variable  plan as defined in APB 25,  and  accordingly  the compensation  cost  of  the  options  is  measured  by  the difference between the market price of the Company's shares and the  exercise  price of the options at the end of every reporting  period and amortized by the  accelerated  method over the remaining vesting period.

              E.     A summary of the Company's  share option activity under the plans is as follows:

                                                                         DECEMBER 31,
                            -------------------------------------------------------------------------------------------------------
                                         2000                                2001                                 2002
                            -------------------------------     -------------------------------      ------------------------------
                                                 WEIGHTED                            WEIGHTED                           WEIGHTED
                                                 AVERAGE                             AVERAGE                            AVERAGE
                              NUMBER OF          EXERCISE         NUMBER OF          EXERCISE          NUMBER OF        EXERCISE
                               OPTIONS            PRICE            OPTIONS            PRICE             OPTIONS          PRICE
                            --------------     -----------      --------------     ------------      --------------  --------------

Outstanding-beginning of
 the year                       1,471,830           $ 2.35          5,671,918         $  11.26           5,107,634           $11.93
  Granted                       4,530,662            12.32             98,840            12.91              27,000            14.92
  Exercised                      (268,753)            7.64           (598,348)           11.93            (558,901)            9.45
  Forfeited                       (61,821)            7.13            (64,776)           12.50             (64,009)           11.33
                                ---------         --------          ---------         --------           ---------           ------
  Outstanding - end of the
    year                        5,671,918         $  11.26          5,107,634         $  11.93           4,511,724           $12.26
                                =========         ========          =========         ========           =========           ======
Options exercisable at
   the end of the year             748,760       $    5.10            373,138         $   7.56           2,287,790           $12.18
                                =========         ========          =========         ========           =========           ======

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
       (In thousands of U.S. dollars, except for share and per share data)

NOTE 17  -        SHAREHOLDER'S EQUITY (CONT.)

               E.    (Cont.)

                      The options outstanding as of December 31, 2002, have been separated into ranges of exercise price, as follows:

                                              OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                              ----------------------------------------------------   ---------------------------------
                                  NUMBER        WEIGHTED AVERAGE      WEIGHTED           NUMBER           WEIGHTED
                              OUTSTANDING AS        REMAINING          AVERAGE       OUTSTANDING AS        AVERAGE
                              OF DECEMBER 31,   CONTRACTUAL LIFE      EXERCISE       OF DECEMBER 31,      EXERCISE
      EXERCISE PRICE               2002              (YEARS)       PRICE PER SHARE        2002         PRICE PER SHARE
--------------------          ---------------   ----------------   ---------------   ---------------   ---------------

$10.61-$12.16                    252,853               1.45            $10.71            242,478           $10.67
$12.18-$15.07                  2,135,897               3.92             12.35          1,024,368            12.39
$12.18-$15.07(*)               2,122,974               3.90             12.35          1,020,944            12.34
                              ---------------   ----------------   ---------------   ---------------   ---------------
                               4,511,724               3.77            $12.26          2,287,790           $12.18
                              ===============   ================   ===============   ===============   ===============

                     (*)  Phantom share options.

                     Where the Company has recorded deferred stock  compensation for options  issued  with an exercise  price below the fair
                     value  of  the  ordinary   shares,   the   deferred   stock
                     compensation  is  amortized  and  recorded as  compensation expense  ratably  over the vesting  period of the  options.
                     Compensation expense (income) of approximately $155, $8,512 and $(926) were recognized  during the years ended December
                     31, 2000, 2001 and 2002, respectively.

               F.    The  weighted  average  exercise  price of options  granted during the years ended  December  31,  2000,  2001 and 2002 were:

                                 EXCEEDS
                                  MARKET PRICE        LESS THAN MARKET PRICE
                                 -------------   ------------------------------
                                             YEAR ENDED DECEMBER 31,
                                 ----------------------------------------------
                                      2000            2001              2002
                                 -------------   -----------       ------------
                Weighted-average
                exercise price       $12.32          $12.91             $14.92

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
       (In thousands of U.S. dollars, except for share and per share data)

NOTE 17  -        SHAREHOLDER'S EQUITY (CONT.)

            G.    Computation of basic and diluted net earning (loss) per share

                                YEAR ENDED                            YEAR ENDED                             YEAR ENDED
                            DECEMBER 31, 2002                      DECEMBER 31, 2001                     DECEMBER 31, 2000
                    -----------------------------------  ------------------------------------- -------------------------------------
                     NET INCOME
                         TO        WEIGHTED               NET INCOME TO    WEIGHTED
                    SHAREHOLDERS   AVERAGED      PER      SHAREHOLDERS     AVERAGED     PER     SHAREHOLDERS    AVERAGED      PER
                    OF ORDINARY    NUMBER OF    SHARE      OF ORDINARY      NUMBER     SHARE     OF ORDINARY     NUMBER      SHARE
                       SHARES       SHARES      AMOUNT       SHARES       OF SHARES    AMOUNT       SHARES      OF SHARES    AMOUNT
                    ===========  ============ ========== =============== =========== ========= =============== =========== =========

Basic net earnings
(losses)               $45,113      38,489         $1.17      $40,796       37,975        $1.07    $(20,531)      31,572    $(0.65)

Effect of dilutive
 securities:
    Employee stock
options                      -       1,374                          -        1,384                        -            -
                       -------      ------                    -------       ------                 --------       ------
Diluted net
earnings (losses)      $45,113      39,863         $1.13      $40,796       39,359       $1.04     $(20,531)      31,572    $(0.65)
                       =======      ======         =====      =======       ======        =====    ========       ======    ======

               H.    Treasury shares

                     The  Company's  shares held by the Company are presented at cost and deducted from shareholder's equity.

               I.    Dividend policy

                           In the event that cash  dividends are declared by the
                     Company,  such  dividends will be paid in NIS or in foreign currency subject to any statutory limitations.  The Company has  decided  not to  declare  dividends  out of tax exempt earnings.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
       (In thousands of U.S. dollars, except for share and per share data)

NOTE 18  -        MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

      A. Revenues are attributed to geographic areas based on location of the end customers as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------

            Europe                                                               $144,862     $179,560      $124,127
            U.S.                                                                  267,686      206,627       189,147
            Israel                                                                225,674      226,650       159,593
            Other                                                                 189,234      151,664       118,217
                                                                                 --------     --------      --------
                                                                                 $827,456     $764,501      $591,084
                                                                                 ========     ========      ========
      B.  Revenues are generated by the following product lines:
                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------
             Airborne systems                                                    $372,756     $334,201      $257,884
             Armored vehicles systems                                             135,700      126,300       111,800
             Command, control, communications
               Systems                                                            122,700      105,800       113,700
             Electro-optical systems                                              148,200      162,700        91,100
             Others                                                                48,100       35,500        16,600
                                                                                 --------     --------      --------
                                                                                 $827,456     $764,501      $591,084
                                                                                 ========     ========      ========

      C.    Revenues from single customers, which exceed
                 10% of total revenues in the reported years:
                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------
            Customer A                                                              18%           20%          26%

      D.    Long-lived assets by geographic areas:

                                                                                      DECEMBER 31,
                                                                                 ---------------------
                                                                                   2002          2001
                                                                                 --------     --------
            U.S                                                                   $83,814     $ 84,864
            Israel                                                                211,256      194,690
            Other                                                                  13,660       10,451
                                                                                 --------     --------
                                                                                 $308,730     $290,005
                                                                                 ========     ========

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 19  -        COST OF REVENUES

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------

             Materials                                                           $237,918     $182,936      $133,900
             Labor                                                                195,213      187,558       148,063
             Subcontractors                                                       126,579      129,057        78,983
             Maintenance of buildings and services                                 30,643       28,824        15,374
             Other manufacturing expenses                                          37,655       31,342        30,644
             Depreciation                                                          20,662       20,979        12,713
             Royalties                                                             14,471        8,252         6,661
                                                                                 --------     --------      --------
                                                                                  663,141      588,948       426,338

             Amortization of intangibles assets                                     1,552        3,497         1,706
             Increase (decrease) in provision for costs, warranties and
             expected losses                                                       (4,257)          29         3,975
                                                                                 --------     --------      --------
                                                                                  660,436      592,474       432,019
                                                                                 --------     --------      --------
             Less:
                 Cost of equipment produced for  own use                            5,517        4,913         6,651
                 Increase (decrease) in inventories of
                    contracts in-progress                                          49,606       33,604        (7,418)
                                                                                 --------     --------      --------
                                                                                   55,123       38,517          (767)
                                                                                 --------     --------      --------
                                                                                 $605,313     $553,957      $432,786
                                                                                 ========     ========      ========

NOTE 20  -        RESEARCH AND DEVELOPMENT COSTS, NET

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------

             Total expenses                                                      $ 62,560     $ 67,871      $ 53,251
             Less - participations                                                  5,550        9,112         8,977
                                                                                 --------     --------      --------
                                                                                 $ 57,010     $ 58,759      $ 44,274
                                                                                 ========     ========      ========

NOTE 21  -        MARKETING AND SELLING EXPENSES

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------

              Salaries and related expenses                                       $24,692      $23,379       $14,205
              Constancy Fee's                                                      24,782       20,648        11,546
              Advertising and exhibitions                                           5,301        4,792         3,130
              Depreciation                                                          3,883        2,709         1,584
              Other                                                                 7,033        3,348         7,984
                                                                                 --------     --------      --------
                                                                                  $65,691      $54,876       $38,449
                                                                                 ========     ========      ========

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 22  -        GENERAL AND ADMINISTRATIVE EXPENSES

                                                                                YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------
                                                                         2002            2001            2000
                                                                        -------         -------         -------

             Salaries and related expenses                              $24,741         $27,113         $12,074
             Office expenses                                              7,198           7,060           4,063
             Depreciation and amortization                                3,540           2,730           3,947
             Other                                                        6,172           6,313           6,167
                                                                        -------         -------         -------
                                                                        $41,651         $43,216         $26,251
                                                                        =======         =======         =======

NOTE 23  -        FINANCIAL INCOME (EXPENSES), NET
                                                                                YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------
                                                                         2002            2001            2000
                                                                        -------         -------         -------
             Income:
               Interest on cash equivalents and bank
                 deposits                                                $1,547          $2,179          $2,574
              Other                                                       2,073           2,841           3,949
                                                                        -------         -------         -------
                                                                          3,620           5,020           6,523
                                                                        -------         -------         -------
             Expenses:
               On long-term bank debt and debentures                      2,026           3,033           1,442
               On short-term bank credit and loans                        3,415           3,806           3,626
               Other                                                      1,214             798           1,340
                                                                        -------         -------         -------
                                                                          6,655           7,637           6,408
                                                                        -------         -------         -------
                                                                        $(3,035)        $(2,617)           $115
                                                                        =======         =======         =======

NOTE 24 -         OTHER INCOME (EXPENSES), NET

                                                                                YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------
                                                                         2002            2001            2000
                                                                        -------         -------         -------
             Gain (loss) on disposal of property, plant
               and equipment                                              $(743)           $327            $597
             Other, net                                                     281             447            (594)
                                                                        -------         -------         -------
                                                                          $(462)           $774              $3
                                                                        =======         =======         =======

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)
NOTE 25  -         RELATED PARTIES TRANSACTIONS AND BALANCES

                                                    YEAR ENDED DECEMBER 31,
                                               ------------------------------
                                                2002        2001        2000
                                               -------     -------    -------
               Income -
                 Sales (*)                     $37,924     $28,675    $11,168
                 Expenses charged                 $902        $633       $626

               Cost and expenses -
                 Supplies and services         $10,457     $11,125     $7,392
                 Participation in expenses (*)  $1,498      $1,632     $1,464
                 Financial expenses               $110        $193          -

                                                 DECEMBER 31,
                                               -------------------
                                                2002         2001
                                               ------      -------
               Trade receivables (*)           $9,647      $14,257
               Trade payables                  $4,006       $2,016

               (*) The amounts relate mainly to transactions with VSI.

               The  Company's  President  and CEO is entitled  for a  three-year period,  starting  in July 2000,  to an annual  bonus of not less than 1% of the Company's net income after tax (excluding  unusual expenses such as amortization of goodwill),  and is also entitled to up to 10% of the  number of  options  or shares  issued by the
               Company to its  employees and under the same terms (see Note 17).
               A former  director of the Company  received an annual bonus of 1%
               of the Company's net income after tax (excluding unusual expenses such as amortization of goodwill) from July 2000 to December 2001 and an additional  bonus equal to the  compensation  derived from
               400,000 options of the Company.

NOTE 26 -         RECONCILIATION TO ISRAELI GAAP

           As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. The effects of the differences  between
           US GAAP and Israeli GAAP on the Company's  financial  statements  are detailed below.

           Differences between US GAAP and Israeli GAAP:

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

           A building purchased from Elbit Ltd.
           ------------------------------------

           According to generally accepted accounting  principles in Israel, the
           Company  charged to capital  reserves  the excess of the amount  paid over net book value of a building acquired from Elbit Ltd in 1999.

           According to US GAAP,  the entire  amount paid is  considered  as the cost of the building acquired.

           Proportional consolidation method
           ---------------------------------

           According to Israeli  GAAP, a jointly  controlled  company  should be
           included   according  to  the  proportional   consolidation   method.
           According to US GAAP,  the  investment  in such a company is recorded according to the equity method.

           Tax benefit in respect of options exercised
           -------------------------------------------

           According  to  Israeli  GAAP,  tax  benefits  from  employee  options exercised are recorded as a reduction of tax expense. According to US
           GAAP, the difference between the above mentioned tax benefits and the benefits recorded in respect of compensation expense in the financial statements is credited to capital reserves.

           Goodwill
           --------

           Effective January 1, 2002 the Company adopted SFAS 142, "Goodwill and
           Other Intangible  Assets"  according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but
           are  reviewed   annually  for  impairment  (or  more   frequently  if
           impairment   indicators  arise).   According  to  Israeli  GAAP,  all
           intangibles, including goodwill should be amortized.

NOTE 26 -         RECONCILIATION TO ISRAELI GAAP

           1. EFFECT ON NET INCOME AND EARNINGS PER SHARE

                                                                                   YEAR ENDED
                                                                                   DECEMBER 31
                                                                       -----------------------------------------
                                                                           2002            2001          2000
                                                                       ---------          ------       -------

           A) Net earnings (loss) as reported
                 according to U.S. GAAP                                   45,113          40,796       (20,531)
                Adjustments to Israeli GAAP                               (4,227)          1,767         1,822
                                                                       ---------          ------       -------
                Net earnings (loss) according to Israeli
                  GAAP                                                    40,886          42,563       (18,709)
                                                                       =========          ======       =======
           B) Earnings per share
                Basic net earnings (loss) per share
                   As reported according to U.S. GAAP                       1.17             1.07        (0.65)

                   As per Israeli GAAP                                      1.03             1.11        (0.59)

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

                Diluted net earnings (loss) per share
                   As reported according to U.S. GAAP                       1.13             1.04        (0.65)

                   As per Israeli GAAP                                      0.96             1.11        (0.59)

           2. EFFECT ON SHAREHOLDERS' EQUITY

                                                                                                          AS PER
                                                                      AS REPORTED        ADJUSTMENTS   ISRAELI GAAP
                                                                      -----------        -----------   ------------

           AS OF DECEMBER 31, 2002
             Shareholders' equity                                        411,361          (11,076)     400,285
                                                                         =======          =======      =======
           AS OF DECEMBER 31, 2001
             Shareholders' equity                                        377,985          (12,149)     365,836
                                                                         =======          =======      =======

                                                            # # # # # # # #

                                      -58-

                                 --------------
                                 NETVISION LTD.
                                 --------------

                              FINANCIAL STATEMENTS
                             as of December 31, 2002
                                (in U.S. dollars)

                                 --------------
                                 NETVISION LTD.
                                 --------------

                  FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002

                                 C O N T E N T S

                                                                          Page
                                                                         -------

AUDITORS' REPORT                                                          2 - 3

FINANCIAL STATEMENTS

   Balance Sheets                                                           4

   Statements of Operations                                                 5

   Statements of Changes in Shareholders' Deficiency                        6

   Statements of Cash Flows                                               7 - 8

   Notes to the Financial Statements                                      9 - 20

APPENDIX

Condensed Financial Statements of the Company in Nominal Values          21 - 23

                                   # # # # # #

                                AUDITORS' REPORT

To the Shareholders of Netvision Ltd.

We have audited the accompanying balance sheet of Netvision Ltd. (the "Company")
and the consolidated balance sheet of the Company and its subsidiary as of
December 31, 2002, and the related statements of operations, changes in shareholders' deficiency and cash flows - Company and consolidated - for the year then ended. These financial statements are the responsibility of the
Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Netvision Ltd. as of December 31, 2001 and for the years ended
December, 2001 and 2000 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange
Commission Practice Section of the American Institute of Certified Public
Accountants and whose report dated February 13, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed under the
Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on consolidated basis - as of December 31, 2002, and the results of operations, changes shareholders deficiency and cash flows - of the Company and on consolidated basis - for the year then ended, in conformity with generally accepted accounting principles in Israel.

Without qualifying our opinion, we draw attention to Note 1B regarding the working capital deficiency and shareholders' deficiency of the Company.

                                           /s/ Luboshitz Kasierer
                                               Luboshitz Kasierer
                              An affiliate member of Ernst & Young International

Haifa, Israel
March 6, 2003

This is a copy of the previously issued Auditors' report of Arthur Andersen.
The report has not been reissued by Arthur Andersen.

                                AUDITORS' REPORT

To the Shareholders of

NETVISION LTD.

We have audited the accompanying balance sheets of NETVISION LTD. ("the
Company") and the consolidated balance sheets of the Company and subsidiary as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders' deficiency and cash flows - Company and consolidated - for the years then ended. These financial statements are the responsibility of the
Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed under the Auditors' Regulations (Mode of
Performance, 1973). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2001 and 2000, and the results of operations, changes in shareholders' deficiency and cash flows - of the Company and on a consolidated basis - for the years then ended, in conformity with generally accepted accounting principles in Israel (as applicable to the financial position and results of operations of the Company such principles are practically identical to generally accepted accounting principles in the United
States).

Without qualifying our opinion, we draw attention to Note 1B regarding the losses the Company has incurred, its working capital deficiency and shareholders' deficiency.

                                                         /s/  Luboshitz Kasierer

                                                              Luboshitz Kasierer
                                                                Arthur Andersen

Haifa, Israel
February 13, 2002

                                 NETVISION LTD.

                                 BALANCE SHEETS
                          In thousands of U.S. dollars

                                                            Consolidated          Company
                                                         -----------------   -----------------
                                                                      December 31
                                                         -------------------------------------
                                                  Note     2002      2001      2002      2001
                                                  ----   -------   -------   -------   -------

CURRENT ASSETS

   Cash and cash equivalents                                 144       855       137       753
   Trade receivables, net of allowance for
      doubtful accounts of $2,029 and $1,520 at
      December 31, 2002 and 2001, respectively            11,930    12,695    11,339    11,950
   Other receivables                                       1,351     1,303     1,229     1,164
                                                         -------   -------   -------   -------
                                                          13,425    14,853    12,705    13,867
                                                         -------   -------   -------   -------

INVESTMENT IN A SUBSIDIARY                                    --        --       164       441
                                                         -------   -------   -------   -------

FIXED ASSETS                                       (3)
   Cost                                                   32,749    28,879    32,241    28,346
   Less - accumulated depreciation                        20,453    15,742    20,080    15,472
                                                         -------   -------   -------   -------
                                                          12,296    13,137    12,161    12,874
                                                         -------   -------   -------   -------

                                                          25,721    27,990    25,030    27,182
                                                         =======   =======   =======   =======

CURRENT LIABILITIES
   Short-term bank credit and loans                (4)    19,657    25,768    19,460    25,590
   Trade payables                                  (5)     7,915     5,815     7,884     5,753
   Accrued expenses and other payables             (6)     5,771     6,690     5,383     6,217
                                                         -------   -------   -------   -------
                                                          33,343    38,273    32,727    37,560
                                                         -------   -------   -------   -------

LONG-TERM LIABILITIES
   Long-term loans                                 (7)       108       330       108       330
   Accrued severance pay                           (8)     1,590     1,637     1,515     1,542
                                                         -------   -------   -------   -------
                                                           1,698     1,967     1,623     1,872
                                                         -------   -------   -------   -------

LIENS, CONTINGENT LIABILITIES AND
   COMMITMENTS                                     (9)

SHAREHOLDERS' DEFICIENCY
   Share capital                                  (10)       781       778       781       778
   Additional paid-in capital                             18,206    18,058    18,206    18,058
   Accumulated deficit                                   (28,307)  (31,086)  (28,307)  (31,086)
                                                         -------   -------   -------   -------
                                                          (9,320)  (12,250)   (9,320)  (12,250)
                                                         -------   -------   -------   -------

                                                          25,721    27,990    25,030    27,182
                                                         =======   =======   =======   =======

            /s/ RAVIT BARNIV                   /s/ AMI EREL
        -----------------------     ----------------------------------
             RAVIT BARNIV                       AMI EREL
        Chief Executive Officer     Chairman of the Board of Directors

Date of approval of financial statements:
March 6, 2003

   The accompanying notes and appendix form an integral part of the financial statements.

                                 NETVISION LTD.

                            STATEMENTS OF OPERATIONS
                          In thousands of U.S. dollars

                                                       Consolidated                 Company
                                                -------------------------   -------------------------
                                                            For the year ended December 31
                                                -----------------------------------------------------
                                         Note    2002     2001      2000     2002     2001      2000
                                         ----   ------   ------   -------   ------   ------   -------

NET REVENUES                                    56,358   58,909    48,488   53,630   54,726    44,404
                                                ------   ------   -------   ------   ------   -------

OPERATING EXPENSES
   Cost of revenues                      (11)   45,609   53,459    57,497   43,486   50,016    54,106
   Marketing and selling expenses        (12)    3,018    2,348    10,279    2,699    1,992     9,982
   General and administrative expenses   (13)    4,480    5,831     4,709    3,937    5,210     4,064
                                                ------   ------   -------   ------   ------   -------

                                                53,107   61,638    72,485   50,122   57,218    68,152
                                                ------   ------   -------   ------   ------   -------

      Operating income (loss)                    3,251   (2,729)  (23,997)   3,508   (2,492)  (23,748)

FINANCING EXPENSES, NET                  (14)      472      872       775      452      864       800
                                                ------   ------   -------   ------   ------   -------

                                                 2,779   (3,601)  (24,772)   3,056   (3,356)  (24,548)

EQUITY IN NET LOSSES OF SUBSIDIARY                  --       --        --      277      245       224
                                                ------   ------   -------   ------   ------   -------

      Net income (loss)                          2,779   (3,601)  (24,772)   2,779   (3,601)  (24,772)
                                                ======   ======   =======   ======   ======   =======

   The accompanying notes and appendix form an integral part of the financial statements.

                                 NETVISION LTD.

                STATEMENTS OF CHANGES IN SHAREHOLERS' DEFICIENCY
                          In thousands of U.S. dollars

                                           Share Capital
                                        --------------------   Additional
                                        Preferred   Ordinary    paid-in     Accumulated
                                         Shares      Shares     capital       deficit      Total
                                        ---------   --------   ----------   -----------   -------

Balance as of January 1, 2000              726         13        17,427        (2,713)    (15,453)

Exercise of options                         --         35            41            --          76

Amortization of deferred stock
   compensation                             --         --           323            --         323

Net loss                                    --         --            --       (24,772)    (24,772)
                                           ---        ---        ------       -------     -------

Balance as of December 31, 2000            726         48        17,791       (27,485)     (8,920)

Shares issued in respect for  options
   exercised                                --          4            14            --          18

Amortization of deferred stock
   compensation                             --         --           253            --         253

Net loss                                    --         --            --        (3,601)     (3,601)
                                           ---        ---        ------       -------     -------

Balance as of December 31, 2001            726         52        18,058       (31,086)    (12,250)

Shares issued in respect for
   options exercised                        --          3            19            --          22

Amortization of deferred stock
   compensation                             --         --           129            --         129

Net income                                  --         --            --         2,779       2,779
                                           ---        ---        ------       -------     -------

Balance as of December 31, 2002            726         55        18,206       (28,307)     (9,320)
                                           ===        ===        ======       =======     =======

   The accompaning notes and appendix form an integral part of the financial statements

                                 NETVISION LTD.

                            STATEMENTS OF CASH FLOWS
                          In thousands of U.S. dollars

                                                                         Consolidated                  Company
                                                                  -------------------------   -------------------------
                                                                              For the year ended December 31
                                                                  -----------------------------------------------------
                                                                   2002     2001     2000      2002     2001     2000
                                                                  ------   ------   -------   ------   ------   -------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                               2,779   (3,601)  (24,772)   2,779   (3,601)  (24,772)
   Adjustments to reconcile net income (loss) to net cash
      provided by (used in) operating activities:
      Revenues and expenses not affecting operating cash flows:
         Depreciation and amortization                             4,888    5,244     4,062    4,785    5,127     3,879
         Equity in losses of subsidiary                               --       --        --      277      245       224
         Accrued severance pay                                       (47)     170       942      (27)     165       892
         Loss on sale of fixed assets                                  3      (20)       --        3      (40)       --
         Minority interest                                            --       --       (54)      --       --        --
      Changes in operating assets and liabilities:
         Decrease (increase) in trade receivables                    765     (786)   (2,989)     611   (1,277)   (2,053)
         Decrease (increase) in other receivables                    (48)   3,313    (1,939)     (65)   3,295    (1,850)
         Increase (decrease) in trade payables                       953   (5,111)    2,906      984   (5,095)    2,920
         Decrease in accrued expenses and other payables            (919)  (3,242)    5,213     (834)  (2,822)    4,800
                                                                  ------   ------   -------   ------   ------   -------
            Net cash provided by (used in) operating activities    8,374   (4,033)  (16,631)   8,513   (4,003)  (15,960)
                                                                  ------   ------   -------   ------   ------   -------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of fixed assets                                       (2,796)  (6,003)   (8,003)  (2,821)  (5,841)   (7,884)
   Purchase of a business (see annex A)                               --       --      (562)      --       --      (562)
   Proceeds from sale of fixed assets                                 22       46        --       22       46        --
   Decrease in short-term investments, net                            --       --     8,352       --       --     8,352
   Investment in subsidiaries                                         --       --        --       --       --      (584)
                                                                  ------   ------   -------   ------   ------   -------
            Net cash used in investing activities                 (2,774)  (5,957)     (213)  (2,799)  (5,795)     (678)
                                                                  ------   ------   -------   ------   ------   -------

                                 NETVISION LTD.

                            STATEMENTS OF CASH FLOWS
                          In thousands of U.S. dollars

                                                       Consolidated                Company
                                                 -----------------------   -----------------------
                                                           For the year ended December 31
                                                 -------------------------------------------------
                                                  2002     2001    2000     2002    2001     2000
                                                 ------   -----   ------   ------   -----   ------

CASH FLOWS FROM FINANCING ACTIVITIES
   Short-term bank credit and loans, net         (6,103)  9,303   15,885   (6,122)  9,139   15,870
   Receipts of long - term loans                     --     655       --       --     655       --
   Repayments of long - term loans                 (230)    (95)      --     (230)    (95)      --
   Proceeds from shares issued in respect for
      options exercised                              22      18       76       22      18       76
                                                 ------   -----   ------   ------   -----   ------
      Net cash provided by (used in) financing
         activities                              (6,311)  9,881   15,961   (6,330)  9,717   15,946
                                                 ------   -----   ------   ------   -----   ------

DECREASE IN CASH AND CASH EQUIVALENTS              (711)   (109)    (883)    (616)    (81)    (692)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR      855     964    1,847      753     834    1,526
                                                 ------   -----   ------   ------   -----   ------
CASH AND CASH EQUIVALENTS AT END OF YEAR            144     855      964      137     753      834
                                                 ======   =====   ======   ======   =====   ======
NON- CASH ACTIVITIES
   Purchase of fixed assets                       1,299     151    1,500    1,299     151    1,500
                                                 ======   =====   ======   ======   =====   ======

Annex A:
Purchase of a business:
   Working capital (excluding cash)                                 (166)                     (166)
   Fixed assets                                                       85                        85
   Excess of cost over the net assets                                643                       643
                                                                  ------                    ------
   Net cash paid                                                     562                       562
                                                                  ======                    ======

                                 NETVISION LTD.

                        NOTES TO THE FINANCIAL STATEMENTS
                          In thousands of U.S. dollars

Note 1 - GENERAL

     A.   Netvision Ltd. ("the Company") provides internet services, mainly to customers in Israel.

     B.   The Company has a working capital deficiency of $19,918 and a shareholders' deficiency of $9,320. The Company believes that the sources of financing that are presently available from its current and future operations and presently available from banks will be sufficient to enable the Company to fund its operations through
          December 31, 2003.

     C.   The Company owns 100% of Netvision Application Ltd. ("NIA") shares, a private Israeli company which operates in the Internet and
          Intranet-related fields.

     D.   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with generally accepted accounting principles in Israel ("Israel GAAP"). Israeli GAAP and generally accepted accounting principles in the United States, as applicable to the financial position and result of operations of the
     Company, are substantially identical in all material respects. The significant accounting policies followed in the preparation of the financial statements applied, on a consistent basis, are:

     A.   BASIS OF PRESENTATION

          The accompanying financial statements have been prepared in U.S.
          dollars, as the currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar. The majority of the Company's sales are linked to the U.S. dollar, as are a significant portion of the costs and expenses. Thus, the  functional currency of the Company is the U.S. dollar (See Note 18A).

                                 NETVISION LTD.

                    NOTES TO THE FINANCIAL STATEMENTS (CONT.)
                          In thousands of U.S. dollars

Note 2 - ACCOUNTING POLICIES (CONT.)

     A.   BASIS OF PRESENTATION (CONT.)

          Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with principles identical to those prescribed in Statement No. 52 of the
          Financial Accounting Standards Board ("FASB") of the United States.
          Accordingly, items have been remeasured as follows:

          Monetary items             - at the current exchange rate on the
                                       balance sheet date.

          Nonmonetary items          - at historical exchange rates.

          Income and expense items   - at exchange rates current as of date of
                                       recognition of those items (excluding
                                       depreciation and other items deriving
                                       from nonmonetary items).

          Exchange gains and losses from the aforementioned remeasurement are reflected in the statements of operations.

     B.   PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the accounts of the
          Company and its subsidiary, NIA.

          Material intercompany balances and transactions have been eliminated in the consolidation.

     C.   CASH AND CASH EQUIVALENTS

          All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

     D.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is computed partly in respect of specific accounts for which, in the opinion of management, collectibility is doubtful and partly based on a percentage of outstanding receivables.

                                 NETVISION LTD.

                    NOTES TO THE FINANCIAL STATEMENTS (CONT.)
                          In thousands of U.S. dollars

Note 2 - ACCOUNTING POLICIES (CONT.)

     E.   FIXED ASSETS

          Fixed assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.
          Leasehold improvements are amortized over the period of the lease.

     G.   REVENUE RECOGNITION

          Revenues from subscription fees and equipment maintenance are recognized over the period the services are provided. Revenues from sale of purchased software and related equipment are recognized when installation is completed. Deferred revenues consist primarily of prepaid subscription fees.

          Revenues from, fixed-price contracts for development of softwere are recognized by the completed contract method, as they are short-term contracts. Provisions for losses, if any, on uncompleted contracts are made in the period when such losses are apparent. Revenues from contracts based on labor hours, are recognized as the services are performed.

     H.   STOCK OPTIONS

          The Company grants stock options for a fixed number of shares to employees at an exercise price equal to or less than the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock
          Issued to Employees, and, accordingly, recognizes compensation expense for stock option grants only when the exercise price is less than the fair value of the shares at the date of grant.

     I.   LINKED BALANCES

          Balances in currencies other than U.S. dollar are stated at the representative rate of exchange as of balance sheet date. The exchange rate of the U.S. dollar as of balance sheet date was $1 = New Israeli
          Shekels ("NIS") 4.737 (2001 - NIS 4.416, 2000 - NIS 4.041). Balances
          linked to the Israeli Consumer Price Index ("CPI") are based on the latest published index before the balance sheet date. For the year ended December 31, 2002, the CPI increased by 6.5% (2001-increased by
          1.4%, 2000 - there was no change in the CPI).

                                 NETVISION LTD.

                    NOTES TO THE FINANCIAL STATEMENTS (CONT.)
                          In thousands of U.S. dollars

Note 2 - ACCOUNTING POLICIES (CONT.)

     J.   DEFERRED MARKETING COSTS

          Marketing costs in respect of service contracts entered into for a determinable period and for a minimum fee, are deferred and amortized over the contract period as cost of revenues. Marketing costs in excess of the minimum fee are charged to expenses as incurred.

Note 3 - FIXED ASSETS

                                                           Communi    Leasehold
                                               Office     -cations    improve-
     CONSOLIDATED                 Computers   equipment   equipment     ments     Total
                                  ---------   ---------   ---------   ---------   ------

     COST
        As of January 1, 2002       7,320        1,418      19,010       1,131    28,879
        Additions                   2,459           33       1,385          66     3,943
        Disposals                     (43)          --         (30)         --       (73)
                                    -----      -------      ------      ------    ------
        As of December 31, 2002     9,736        1,451      20,365       1,197    32,749
                                    -----      -------      ------      ------    ------

     ACCUMULATED DEPRECIATION
        As of January 1, 2002       5,461          517       9,330         434    15,742
        Provisions                  1,276           77       3,270         136     4,759
        Disposals                     (19)          --         (29)         --       (48)
                                    -----      -------      ------      ------    ------
        As of December 31, 2002     6,718          594      12,571         570    20,453
                                    -----      -------      ------      ------    ------

     NET BOOK VALUE
        As of December 31, 2002     3,018          857       7,794         627    12,296
                                    =====      =======      ======      ======    ======

     COMPANY
        Net book value
        As of December 31, 2002     2,972          777       7,794         618    12,161
                                    =====      =======      ======      ======    ======

Annual rates of depreciation           33%     6% - 10%         15%     10%-50%
                                    =====      =======      ======      ======

                                 NETVISION LTD.

                    NOTES TO THE FINANCIAL STATEMENTS (CONT.)
                          In thousands of U.S. dollars

Note 4 - SHORT-TERM BANK CREDIT AND LOANS

                                               Consolidated         Company
                                              ---------------   ---------------
                                                         December 31

                                  Interest    ---------------------------------
                                  rate (*)     2002     2001     2002     2001
                                 ----------   ------   ------   ------   ------

     Bank credit (mainly in
        U.S. dollars)                          3,197      255    3,000       77
     Current maturities on
        long-term loans                          222      230      222      230
     Bank loans in NIS           11.1%-11.7%   9,238   25,283    9,238   25,283
     Bank loans in U.S dollars     3.4%-3.7%   7,000       --    7,000       --
                                              ------   ------   ------   ------
                                              19,657   25,768   19,460   25,590
                                              ======   ======   ======   ======

     (*)  Interest rate at December 31, 2002.

          Liens - see Note 9B

Note 5 - TRADE PAYABLES

                                                    Consolidated      Company
                                                   -------------   -------------
                                                             December 31
                                                   -----------------------------
                                                    2002    2001    2002    2001
                                                   -----   -----   -----   -----

     Open accounts                                 7,710   5,767   7,679   5,751
     Notes payable                                   205      48     205       2
                                                   -----   -----   -----   -----
                                                   7,915   5,815   7,884   5,753
                                                   =====   =====   =====   =====

Note 6 - ACCRUED EXPENSES AND OTHER PAYABLES

                                                    Consolidated      Company
                                                   -------------   -------------
                                                            December 31
                                                   -----------------------------
                                                    2002    2001    2002    2001
                                                   -----   -----   -----   -----

     Employees and payroll institutions            3,196   3,246   2,973   2,948
     Accrued expenses                              1,503   1,767   1,437   1,657
     Government institutions                         363     532     316     470
     Deferred revenues                               709   1,145     657   1,142
                                                   -----   -----   -----   -----
                                                   5,771   6,690   5,383   6,217
                                                   =====   =====   =====   =====
     Includes accrued vacation pay                   882     943     816     871
                                                   =====   =====   =====   =====

                                 NETVISION LTD.

                    NOTES TO THE FINANCIAL STATEMENTS (CONT.)
                          In thousands of U.S. dollars

Note 7 - LONG-TERM LOANS

                                                        Company and consolidated
                                             Annual           December 31
                                           interest %   ------------------------
                                             rate(*)          2002   2001
                                           ----------         ----   ----

     Lease obligations                      3.5-5.1            330    560
     Less - current maturities                                 222    230
                                                               ---    ---
                                                               108    330
                                                               ===    ===

     (*)  Interest rate at December 31, 2002.

The maturities of these loans after December 31, 2003 are as follows:

     2004           108
                    ===

Note 8 - ACCRUED SEVERANCE PAY

     The Company's and its subsidiary's liabilities for severance pay to employees are covered mainly by deposits with insurance companies in respect of managers' insurance. As the amounts deposited with the insurance companies are not under the control of the Company and its subsidiary or its management, such deposits and the respective liabilities are not reflected in the balance sheet. An accrual has been recorded in the balance sheet for the Company's and its subsidiary's liabilities for severance pay which is not covered by the aforementioned payments to insurance companies.

Note 9 - LIENS, CONTINGENT LIABILITIES AND COMMITMENTS

     A.   Guarantees have been provided in the amount of $649 in respect of ongoing projects and tenders.

     B.   Short-term liabilities to banks totaling $19,237 are secured by floating charges on the Company's assets.

                                 NETVISION LTD.

                    NOTES TO THE FINANCIAL STATEMENTS (CONT.)
                          In thousands of U.S. dollars

Note 9 - LIENS, CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

     C.   In November, 2002, a claim against the Company and request to approve such claim as a class action on behalf of approximately 300,000 customers for the breach of the "Consumer Protection Law" was filed in the Tel-Aviv District Court. The claim is for approximately $2,000.
          Company management is presently unable to predict the final outcome of this claim. Accordingly no accrual in respect thereof has been recorded in the financial statement.

     D.   There are a number of outstanding legal actions against the Company in a total amount of approximately $750. Company's management believes, based on the opinion of its legal counsel, that the financial statements include an accrual sufficient to cover the liability, if any, that may ultimately result from these actions.

     E.   The Company leases its principal facilities for a period of nine years ending in February 2008 (with early termination options after five and seven years). The annual rent expense amounts to $1,056.

          NIA leases facilities for a period of two years ending in 2005, at an annual rent of $78.

     F.   On December 30, 2002, the Company signed an agreement according to which the Company has undertaken during a period of two years commencing in January 2003 to purchase communication lines for a minimum consideration amounting to approximately $20 million, which is to be paid over a three year period.

Note 10 - SHARE CAPITAL

     A.   Share capital consists of shares of NIS 1 par value. The ordinary shares are nonvoting. All other rights of ordinary and preferred shares are identical.

                                          Authorized        Issued and paid-up
                                       As of December 31    As of December 31
                                       -----------------   ---------------------
                                         2002 and 2001       2002        2001
                                       -----------------   ---------   ---------

     Ordinary shares                         600,000         225,563     214,813
     Preferred shares                      2,400,000       2,400,000   2,400,000

                                 NETVISION LTD.

                    NOTES TO THE FINANCIAL STATEMENTS (CONT.)
                          In thousands of U.S. dollars

Note 10 - SHARE CAPITAL (CONT.)

     B.   The Company adopted a share option plan pursuant to which 600,000 of the Company's ordinary shares are reserved for issuance upon the exercise of options to be granted to employees, officers and directors of the Company, as an incentive to attract and retain qualified persons. Options generally vest over a period of 4-5 years from the date of grant.

          Transactions related to the above discussed options are as follows:

                                                                       Exercise
                                                         Outstanding   price per
                                                           options       share
                                                         -----------   ---------

          Balance at January 1, 2000                        372,313
          Granted                                           202,000      $18
          Exercised                                        (142,063)     $0.33-$6
          Forfeited                                         (57,125)     $0.33-$18
                                                           --------
          Balance at December 31, 2000                      375,125
          Granted                                           163,000      $12-$18
          Exercised                                         (18,500)        $1
          Forfeited                                        (179,937)      $1-$18
                                                           --------
          Balance at December 31, 2001                      339,688
          Exercised                                         (10,750)        $2
          Forfeited                                         (90,888)      $1-$18
                                                           --------
          Balance at December 31, 2002                      238,050
                                                           ========

          The Company has received approval from the Israeli Income Tax
          Authority for the share option plan under Section 102 of the Income
          Tax Ordinance. This plan provides certain tax benefits to employee participants and restricts the realization of the shares under options exercised for a period of not less than two years from grant date.

Note 11 - COST OF REVENUES

                                               Consolidated                  Company
                                     ---------------------------------   ---------------
                                                For the year ended December 31
                                     ---------------------------------------------------
                                      2002     2001     2000     2002     2001     2000
                                     ------   ------   ------   ------   ------   ------

     Salaries and related expenses   17,860   21,557   21,775   16,247   18,888   19,112
     Communications                  13,242   13,416   16,315   13,242   13,416   16,315
     Rent and maintenance             3,886    3,985    1,611    3,663    3,985    1,611
     Purchased products and
        commissions                   5,654    8,186   11,807    5,677    8,172   11,754
     Depreciation                     4,752    5,662    3,554    4,657    5,555    3,491
     Other                              215      653    2,455       --       --    1,823
                                     ------   ------   ------   ------   ------   ------
                                     45,609   53,459   57,497   43,486   50,016   54,106
                                     ======   =====-   ======   ======   ======   ======

                                 NETVISION LTD.

                    NOTES TO THE FINANCIAL STATEMENTS (CONT.)
                          In thousands of U.S. dollars

Note 12 - MARKETING AND SELLING EXPENSES

                                            Consolidated               Company
                                       ----------------------   ---------------------
                                               For the year ended December 31
                                       ----------------------------------------------
                                        2002    2001    2000     2002    2001    2000
                                       -----   -----   ------   -----   -----   -----

     Salaries and related expenses       282     326      227      --      --      --
     Advertising                       2,708   2,001    7,983   2,699   1,992   7,954
     Other                                28      21    2,069      --      --   2,028
                                       -----   -----   ------   -----   -----   -----
                                       3,018   2,348   10,279   2,699   1,992   9,982
                                       =====   =====   ======   =====   =====   =====

Note 13 - GENERAL AND ADMINISTRATIVE EXPENSES

                                             Consolidated               Company
                                        ----------------------   --------------------
                                                For the year ended December 31
                                        ---------------------------------------------
                                         2002    2001    2000    2002    2001    2000
                                        -----   -----   ------   ----   -----   -----

     Salaries and related expenses      2,165   3,205   2,114   1,888   2,841   1,837
     Professional fees                    330     409   1,601     305     374   1,516
     Doubtful and bad accounts            734     895     241     644     852     241
     Other                              1,251   1,322     753   1,100   1,143     470
                                        -----   -----   -----   -----   -----   -----
                                        4,480   5,831   4,709   3,937   5,210   4,064
                                        =====   =====   =====   =====   =====   =====

Note 14 - FINANCING EXPENSES, NET

                                              Consolidated              Company
                                          --------------------   --------------------
                                                For the year ended December 31
                                          -------------------------------------------
                                           2002    2001   2000    2002    2001   2000
                                          -----   -----   ----   -----   -----   ----

     Finance expenses in respect of:
     Bank and credit card charges         2,088   2,729    864   2,083   2,706    862
     Lease obligation                        22      21     --      22      21     --
     Foreign exchange losses, net            --      --    122      --      --    122
                                          -----   -----    ---   -----   -----    ---
                                          2,110   2,750    986   2,105   2,727    984
                                          -----   -----    ---   -----   -----    ---
     Less - finance income

     Interest income                         45      76    211      45      58    184
     Foreign exchange gains, net          1,593   1,802     --   1,608   1,805     --
                                          -----   -----    ---   -----   -----    ---
                                          1,638   1,878    211   1,653   1,863    184
                                          -----   -----    ---   -----   -----    ---

                                            472     872    775     452     864    800
                                          =====   =====    ===   =====   =====    ===

                                 NETVISION LTD.

                    NOTES TO THE FINANCIAL STATEMENTS (CONT.)
                          In thousands of U.S. dollars

Note 15 - FINANCIAL INSTRUMENTS

     A.   CREDIT RISK

          The Company performs ongoing credit evaluation to its customers. In certain circumstances the Company may require collateral or additional guarantees.

          An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection and by a general reserve.

     B.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables, short-term credit, trade payables and long-term loans approximate their fair value.

Note 16 - TAXES ON INCOME

     A.   APLLICABLE TAX LAWS

          The Company and its subsidiary are subject to the Income Tax Law
          (Inflationary Adjustments), 1985, which provides an adjustment to taxable income for the effects of inflation (based on the Israeli CPI)
          on shareholders' equity not invested in inflation resistant assets.

     B.   DEFERRED TAXES

          The Company and its subsidiary have tax loss carry forwards at
          December 31, 2002, of approximately $20 million and $2 million respectively, which are available to reduce future taxable income for an indefinite period. As the realization of the tax benefits of the loss carry forward are uncertain, a valuation allowance has been provided for the full amount of the deferred tax benefit.

     C.   TAX ASSESSMENTS

          The Company has received final tax assessments through 2001. The subsidiary has final tax assessments considered final through 1998.

                                 NETVISION LTD.

                    NOTES TO THE FINANCIAL STATEMENTS (CONT.)
                          In thousands of U.S. dollars

Note 17 - TRANSACTIONS WITH RELATED PARTIES

     The Company provides internet connectivity services to its shareholders at prices approximating normal selling prices. Revenues from such services are immaterial.

Note 18 - EFFECTS OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     A.   In 2001, the Israel Accounting Standards Board issued Accounting
          Standard No. 12, "Cessation of Adjustment of Financial Statements" and
          Accounting Standard No. 13, "Effects of Changes in Foreign Exchange
          Rates".

          Under the provisions of these Standards, as of January 1, 2003, financial statements will cease to be adjusted for the effect of changes in the general purchasing power of the Israeli currency. As a result of the issuance of Accounting Standards No. 17 in December
          2002, implementation of Accounting Standards No. 12 and 13 has been deferred until periods commencing after December 31, 2003.

          As discussed in Note 2A, the Company prepares its financial statements in U.S. dollars as it is the functional currency of the Company. The
          Board intends as soon as possible to issue guidance for the purpose of identifying the functional currency. This guidance will be based on international and other accounting principles. The Company is evaluating the effect of this Standard on its financial statements, including the possibility of a transition from reporting in U.S dollars to NIS.

          Standard No. 13 establishes the accounting treatment for foreign currency transactions, and for the translation of financial statements of investee companies with foreign operations. In addition, the standard provides guidance as to how to determine whether a foreign investee is integral to the operations of the reporting entity or an autonomous unit, and as to the manner in which the financial statements of the aforementioned investee companies should be translated.

          The Company believes the adoption of Standard No. 13 will not have a material effect on its financial statements.

                                 NETVISION LTD.

                    NOTES TO THE FINANCIAL STATEMENTS (CONT.)
                          In thousands of U.S. dollars

Note 18 - EFFECTS OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT.)

     B.   In January 2003, Accounting Standard No. 15, "Impairment of Assets"
          was published. The Standard prescribes the accounting treatment and disclosure for impairment of assets. The Standard applies to all assets appearing in the balance sheet other than: (1) inventories, (2)
          assets arising from construction contracts, (3) assets arising from employee benefits, (4) deferred tax assets and (5) financial assets
          (except investments in investee companies that are not subsidiaries).
          According to the new Standard, if there is any indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. Recoverable amount is defined as the higher of an asset's selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. If the carrying amount of an asset in the balance sheet exceeds its recoverable amount, an impairment loss should be recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. An impairment loss previously recognized should be reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the impairment loss was recognized.

          The Company is evaluating the impact of adopting the new Standard, however it is presently unable to estimate its effect on the financial statements.

     C.   In August 2002, the Israel Accounting Standards Board issued
          Accounting Standard No. 14, "Interim Financial Reporting". This
          Standard defines the financial statements that should be included in an interim financial report, including the disclosures required in notes to these financial statements. The Standard also establishes accounting principles for recognition and measurement applicable to interim financial reporting. In accordance with the new Standard, notes to interim financial statements are required to include certain minimum information, including disclosures regarding segment revenues and results. The recognition and measurement principles applied in the interim financial statements should be identical to those applied in the annual financial statements. Therefore, it will be permissible to allocate certain costs over a number of interim periods only if it is possible to accrue or to defer such costs according to accounting principles applicable to annual financial statements. The new Standard is effective for financial statements for interim periods beginning
          January 1, 2003 or thereafter.

                                 NETVISION LTD.

                         CONDENSED FINANCIAL STATEMENTS
                                IN NOMINAL VALUES
                                 BALANCE SHEETS
                             In thousands of shekels

                                                                        APPENDIX

                                                                  Company
                                                            -------------------
                                                                December 31
                                                            -------------------
                                                              2002       2001
                                                            --------   --------

CURRENT ASSETS
   Cash and cash equivalents                                     649      3,325
   Trade receivables, net of allowance for doubtful
      accounts of NIS 11,603 and NIS 6,603 at December
      31, 2002 and 2001, respectively                         53,713     52,770
   Other receivables                                           5,537      4,825
                                                            --------   --------
                                                              59,899     60,920
                                                            --------   --------

INVESTMENT IN A SUBSIDIARY                                       673      1,864
                                                            --------   --------

FIXED ASSETS
   Cost                                                      127,773    109,405
   Less - accumulated depreciation                            76,338     57,268
                                                            --------   --------
                                                              51,435     52,137
                                                            --------   --------

                                                             112,007    114,921
                                                            ========   ========

CURRENT LIABILITIES
   Short-term bank credit and loans                           92,182    113,006
   Trade payables                                             37,369     25,401
   Accrued expenses and other payables                        25,523     27,415
                                                            --------   --------
                                                             155,074    165,822
                                                            --------   --------
LONG-TERM LIABILITIES
   Long-term loans                                               523      1,457
   Accrued severance pay                                       7,178      6,810
                                                            --------   --------
                                                               7,701      8,267
                                                            --------   --------

SHAREHOLDERS' DEFICIENCY
   Share capital                                               2,626      2,615
   Additional paid - in capital                               62,520     61,858
   Accumulated deficit                                      (115,914)  (123,641)
                                                            --------   --------
                                                             (50,768)   (59,168)
                                                            --------   --------

                                                             112,007    114,921
                                                            ========   ========

                                 NETVISION LTD.

                         CONDENSED FINANCIAL STATEMENTS
                                IN NOMINAL VALUES
                            STATEMENTS OF OPERATIONS
                             In thousands of shekels

                                                                APPENDIX (Cont.)

                                                              Company
                                                   ----------------------------
                                                        For the year ended
                                                            December 31
                                                   ----------------------------
                                                     2002      2001      2000
                                                   -------   -------   --------

NET REVENUES                                       253,386   230,332    180,885
                                                   -------   -------   --------

OPERATING EXPENSES
  Cost of revenues                                 202,984   209,036    161,282
  Marketing and selling expenses                    12,813     8,351     98,551
  General and administrative expenses               18,865    23,186     17,125
                                                   -------   -------   --------
                                                   234,662   240,573    276,958
                                                   -------   -------   --------

     Operating income (loss)                        18,724   (10,241)   (96,073)

FINANCING EXPENSES, NET                              9,122    11,732      3,435
                                                   -------   -------   --------

                                                     9,602   (21,973)   (99,508)

EQUITY IN NET LOSSES OF SUBSIDIARY                   1,875     1,718        738
                                                   -------   -------   --------

      Net income (loss)                              7,727   (23,691)  (100,246)
                                                   =======   =======   ========

                                 NETVISION LTD.

                         CONDENSED FINANCIAL STATEMENTS
                                IN NOMINAL VALUES
                STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY
                             In thousands of shekels

                                                                APPENDIX (Cont.)

                                 Share Capital                      Retained
                              --------------------   Additional     earnings
                              Preferred   Ordinary    paid-in     (accumulated
                               Shares      Shares     capital       deficit)       Total
                              ---------   --------   ----------   ------------   --------

Balance as of
   January 1, 2000              2,400        54        59,490            296       62,240

Exercise of options                --       142           170             --          312

Amortization of deferred
   stock compensation              --        --         1,203             --        1,203

Net loss                           --        --            --       (100,246)    (100,246)
                                -----       ---        ------       --------     --------
Balance as of
   December 31, 2000            2,400       196        60,863        (99,950)     (36,491)

Share issued in respect for
   options exercise                --        19            61             --           80

Amortization of deferred
   stock compensation              --        --           934             --          934

Net loss                           --        --            --        (23,691)     (23,691)
                                -----       ---        ------       --------     --------
Balance as of
   December 31, 2001            2,400       215        61,858       (123,641)     (59,168)

Share issued in respect for
   options exercise                --        11            90             --          101

Amortization of deferred
   stock compensation              --        --           572             --          572

Net income                         --        --            --          7,727        7,727
                                -----       ---        ------       --------     --------
Balance as of
   December 31, 2002            2,400       226        62,520       (115,914)     (50,768)
                                =====       ===        ======       ========     ========

                                   # # # # # #

EXHIBIT INDEX

1.1  Articles of Association (English translation) approved by the registrant's shareholders on March 19, 2000, incorporated by reference to Exhibit 1.1 to the registrant's Form 20-F for the year ended December 31, 2000, filed with the Commission on June 8, 2001.

1.2  Memorandum of Association of Elron Electronic Industries Ltd., incorporated by reference to Exhibit 1.2 to the registrant's Form 20-F for the year ended December 31, 2000, filed with the Commission on June 8, 2001.

4.1  Shareholders Agreement entered into between Elron Electronic Industries
     Ltd., Federmann Enterprises Ltd. and Heris Finanz A.G., dated December 19,
     1999, incorporated by reference to Exhibit 4.1 to the registrant's Form
     20-F for the year ended December 31, 1999, filed with the Commission on
     June 30, 2000.

4.2  Joint Venture Agreement dated as of April 1993 among Discount Investment
     Corporation Ltd., PEC Israel Economic Corporation, Rafael Armament
     Development Authority, Galram Technology Industries Limited, incorporated by reference to Exhibit 10.4 to Amendment No. 5 to the registrant's
     Registration Statement on Form F-4, filed with the Commission on March 14,
     2002 ("RDC Joint Venture Agreement").

4.4  Merger Agreement dated December 19, 1999 by and between Elbit Systems Ltd.,
     Elop Electro-Optics Industries Ltd., Federmann Enterprises Ltd., Heris
     Finanz Aktiengeselshaft, and Rehovot Instruments Ltd., incorporated by reference to Exhibit 2 to the Form 6-K of Elbit Systems Ltd., filed with the Commission on March 6, 2000.

4.5  Registration Rights Agreement dated as of July 5, 2000 among the registrant, Elbit Systems Ltd., Federmann Enterprises Ltd., and Heris
     Finanz A.G., incorporated by reference to Exhibit 2 to the Form 6-K of
     Elbit Systems Ltd., filed with the Commission on March 6, 2000.

4.6  Share purchase agreement dated as of March 2, 2000 among Microsoft
     Corporation, Peach Networks Ltd. ("Peach"), Elbit Ltd., Ofir Paz, Avishai
     Keren, Meir Feder and the shareholders of Peach, incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F/A of Elbit Ltd., filed with the Commission on March 15, 2002.

4.7  Asset purchase agreement dated as of June 5, 2000, by and among Cisco
     Systems, Inc., Elbit, Ltd. and HyNEX Ltd., incorporated by reference to
     Exhibit 4.2 to the Annual Report on Form 20-F/A of Elbit Ltd., filed with the Commission on March 15, 2002.

4.8  Bank Facility of Partner Communications Company Ltd. dated August 13, 1998, incorporated by reference to Exhibit 4.3 to the Annual Report on Form
     20-F/A of Elbit Ltd., filed with the Commission on March 15, 2002.

4.9  Amending and Rescheduling Agreement dated July 9, 2000 (amending the Bank
     Facility of Partner Communications Company Ltd.), incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F/A of Elbit Ltd., filed with the Commission on March 15, 2002.

4.11 License from the Israeli Ministry of Communications issued to Partner
     Communications Company Ltd. on April 8, 1998, incorporated by reference to
     Exhibit 4.5 to the Annual Report on Form 20-F/A of Elbit Ltd., filed with the Commission on March 15, 2002.

4.12 Form of Indenture between Partner Communications Company Ltd. and The Bank of New York, as Trustee, including form of note, incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F/A of Elbit Ltd., filed with the Commission on March 15, 2002.

4.13 Relationship Agreement dated October 10, 1999 by and among Matav-Cable
     Systems Media, Hutchison Whampoa Limited and Matbit Telecommunication
     Systems Ltd. (original shareholders of Partner Communications Company), incorporated by reference to Exhibit 4.7 to the Annual Report on Form
     20-F/A of Elbit Ltd., filed with the Commission on March 15, 2002.

4.14 Agreement and Plan of Merger between Elron Electronic Industries Ltd. and
     Elbit Ltd. dated October 31, 2001, incorporated by reference to Exhibit 2.1 to the registrant's Registration Statement on Form F-4, filed with the
     Commission on November 15, 2001.

4.15 Share Purchase Agreement dated as of November 19, 2001, between Elron
     Electronic Industries Ltd. and Discount Investment Corporation Ltd.,
     incorporated by reference to Exhibit 10.1 to the registrant's Registration
     Statement on Form F-4, filed with the Commission on November 15, 2001.

4.16 Deed of Pledge dated December 2, 2002, between Elbit.Com Ltd. and Bank
     Leumi Le -Israel B.M.

4.17 Addendum to RDC Joint Venture Agreement dated June 16, 2003 among DEP
     Technology Holdings Ltd., Rafael Armament Development Authority Ltd.,
     Galram Technologies Industries Ltd. and RDC Rafael Development Corporation
     Ltd.

8.1  List of subsidiaries.

10.1 Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young
     International, for Elron Electronic Industries Ltd.

10.2 Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young
     International, for Netvision Ltd.

10.3 Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young
     International, for Elbit Systems Ltd.

10.4 Consent of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, for A.M.T. Advanced Metal Technologies Ltd.

10.5 Consent of Somekh Chaikin, a member of KPMG International, for Given
     Imaging Ltd.

10.6 Consent of Somekh Chaikin, a member of KPMG International, for DEP
     Technology Holdings Ltd.

10.7 Consent of PricewaterhouseCoopers LLP for Chip Express Corporation.

99.1 Certification of Chief Executive Officer of the Registrant pursuant to
     Section 906 of the Sarbanes-Oxley Act of 2002.*

99.2 Certification of Chief Financial Officer of the Registrant pursuant to
     Section 906 of the Sarbanes-Oxley Act of 2002.*

*    This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551