Form 20-F/A
period 2002-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2003-07-21
CIK 315126

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
Commission File No. 0-11456

ELRON ELECTRONIC INDUSTRIES LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

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
(Title of Class)

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: 29,180,970

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:                                                                                                                              Yes [X]        No [  ]

      Indicate by check mark which financial statements the registrant has elected to follow:
                                                                                            Item 17 [  ]        Item 18 [X]

EXPLANATORY NOTE

This Form 20-F/A is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed by Elron Electronic Industries Ltd. (the ''Registrant'') on June 30, 2003 (the ''Form 20-F''), in the following ways:

•

to replace an incorrect Report of Independent Auditors relating to the consolidated financial statements of Elbit Systems Ltd. as of December 31, 2002 contained in Item 18 of the Form 20-F (the ''ESL Financial Statements''), which follow the consolidated financial statements of the Registrant in the Form 20-F, with the correct Reports of Independent Auditors by deleting the ESL Financial Statements, including the incorrect accompanying Report of Independent Auditors, and replacing them with the ESL Financial Statements, including the correct accompanying Reports of Independent Auditors, included in this Form 20-F/A;

•	to correct an inadvertent error in the Share Ownership table and related footnotes contained in Item 6 of the Form 20-F by deleting such table and footnotes and including the correct information in the table and related footnotes set forth below; and

•	to correct an inadvertent error regarding the percentage of the Registrant's ordinary shares held of record by persons registered with addresses in the United States, contained in the introductory paragraph of Item 7 under ''Major Shareholders,'' by deleting such paragraph and including the correct information in the paragraph below.

Except for the replacement of the incorrect Report of Independent Auditors relating to the ESL Financial Statements with the correct Reports of Independent Auditors relating to the ESL Financial Statements, no changes have been made to the financial statements of the Registrant or Elbit Systems Ltd. as contained in the Form 20-F, and the balance of Item 18 of the Form 20-F is hereby incorporated by reference.

Except for the correction of the inadvertent errors in the Share Ownership table and related footnotes and the introductory paragraph of Item 7 under ''Major Shareholders'', no changes have been made to the information contained in Item 6 or Item 7 of the Form 20-F, and the balance of Item 6 and Item 7 is hereby incorporated by reference.

This Form 20-F/A consists of a cover page, this explanatory note, Items 6, 7 and 18 (each as amended) of the Form 20-F, the ESL Financial Statements, including the accompanying Reports of Independent Auditors, the signature page and the required certifications of the principal executive officer and principal financial officer of the Registrant.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

PART I

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Share Ownership

      The number of our ordinary shares and options owned by each of our directors, and by our directors and officers as a group, as of May 31, 2003, is as follows:

Director	Ordinary Shares and Options
Ami Erel, Chairman (1)	116,154 (2)
Avraham Asheri	0
Prof. Gabi Barbash	0
Dr. Chen Barir	0
Yaacov Goldman	0
Michael Kaufmann	0
Oren Lieder (1)	0
Dr. Dalia Meggido	0
Itzhak Ravid	0
Prof. Daniel Sipper	0
All officers and directors as a group	623,140(3)

(1)	Officer of DIC. Ownership excludes shares owned by DIC.
(2)	Consists solely of options to purchase our ordinary shares and includes options to purchase 19,334 ordinary shares granted subsequent to May 31, 2003.
(3)	Includes options to purchase 618,525 of our ordinary shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth, as of May 31, 2003, unless otherwise specified, the number of ordinary shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of May 31, 2003, there were a total of 557 holders of record of our ordinary shares, of which 439 were registered with addresses in the United States. Such United States holders represented as of such date, holders of record of approximately 6.45% of our then ordinary shares.

PART III

ITEM 18. FINANCIAL STATEMENTS.

      The consolidated financial statements of Elbit Systems Ltd., including the accompanying Reports of Independent Auditors, follow the signature page of this Form 20-F/A.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: July 21, 2003	ELRON ELECTRONIC INDUSTRIES LTD.

By: /s/ Doron Birger Name: Doron Birger Title: President & Chief Executive Officer

By: /s/ Tal Raz Name: Tal Raz Title: Vice President & Chief Financial Officer

CERTIFICATIONS

I, Doron Birger, certify that:

1.	I have reviewed this annual report on Form 20-F of Elron Electronic Industries Ltd.; and
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

Date: July 21, 2003

/s/ Doron Birger
Doron Birger
President and Chief Executive Officer

I, Tal Raz, certify that:

1.	I have reviewed this annual report on Form 20-F of Elron Electronic Industries Ltd.; and
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

Date: July 21, 2003

/s/ Tal Raz
Tal Raz
Vice President and Chief Financial Officer

                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
------------------------------------------------------------------------------
                       CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2002
                            -----------------------
                        (IN THOUSANDS OF U.S. DOLLARS)

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
------------------------------------------------------------------------------
                                 C O N T E N T S
                                 ---------------

                                                                           PAGE
                                                                         -------

REPORT OF INDEPENDENT AUDITORS                                            2 - 2a

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

                                  # # # # # # #

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheet of Elbit Systems
Ltd. (the "Company") and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Elbit Systems Ltd. as of December 31, 2001 and for the years ended
December, 2001 and 2000 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange
Commission Practice Section of the American Institute of Certified Public
Accountants and whose report dated March 24, 2002, expressed an unqualified opinion on those statements.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the
Company and its subsidiaries as of December 31, 2002, and the consolidated results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141,
Business Combinations, and No. 142, Goodwill and Other Intangible Assets,
effective January 1, 2002.

                                           /s/ Luboshitz Kasierer

                                              Luboshitz Kasierer
                              An affiliate member of Ernst & Young International

Haifa, Israel
March 10, 2003

This is a copy of the previously issued Independent Public Accountants' report of Arthur Andersen.

The report has not been reissued by Arthur Andersen.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of

ELBIT SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Elbit Systems
Ltd. and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit
Systems Ltd. and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                     /s/ Luboshitz Kasierer

                                                       Luboshitz Kasierer
                                                         Arthur Andersen

Haifa, Israel
March 24, 2002

                                 -2a-

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         (In thousands of U.S. dollars)

                                                                       DECEMBER 31,
                                                                   -------------------
                                                            NOTE     2002       2001
                                                            ----   --------   --------

CURRENT ASSETS
      Cash and cash equivalents                                    $ 76,280   $ 40,583
      Short-term bank deposits                                        1,650      1,446
      Trade receivables, net                                (3A)    227,724    241,827
      Other receivables and prepaid expenses                 (4)     34,376     36,209
      Inventories, net of advances                           (5)    222,844    185,090
                                                                   --------   --------
         Total current assets                                       562,874    505,155
                                                                   --------   --------
INVESTMENTS AND LONG-TERM RECEIVABLES
      Investments in affiliated companies and partnership   (6A)     21,947     19,583
   Investments in other companies                           (6B)     11,104     11,909
      Long-term receivables                                 (3B)     20,859     64,804
      Long-term bank deposits and loan                       (7)      3,686      3,433
   Severance pay fund                                                 6,641      6,528
                                                                   --------   --------
                                                                     64,237    106,257
                                                                   --------   --------

PROPERTY, PLANT AND EQUIPMENT, NET                           (8)    202,961    184,722
                                                                   --------   --------

OTHER ASSETS, NET                                            (9)
      Goodwill and assembled work-force, net                         32,541     31,946
      Know-how and other intangible assets, net                      73,228     73,337
                                                                   --------   --------
                                                                    105,769    105,283
                                                                   --------   --------

                                                                   $935,841   $901,417
                                                                   ========   ========

The accompanying notes are an integral part of the financial statements.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars, except share data)

                                                                                        DECEMBER 31,
                                                                                    -------------------
                                                                            NOTE      2002       2001
                                                                          -------   --------   --------

CURRENT LIABILITIES
   Short-term bank credit and loans                                         (10)    $ 30,915   $ 46,894
   Trade payables                                                                     83,463    108,617
   Other payables and accrued expenses                                      (11)     142,526    135,386
   Customers advances and amounts in excess of costs incurred               (12)     108,418     93,342
                                                                                    --------   --------
         Total current liabilities                                                   365,322    384,239
                                                                                    --------   --------

LONG-TERM LIABILITIES
   Long-term loans                                                          (13)      73,173     69,202
   Advances from customers                                                  (12)      40,411     29,840
   Deferred income taxes                                                    (15)      16,413     21,989
   Accrued severance pay                                                  (14, 2M)    24,486     15,231
                                                                                    --------   --------
                                                                                     154,483    136,262
                                                                                    --------   --------
CONTINGENT LIABILITIES AND COMMITMENTS                                      (16)

MINORITY INTEREST                                                                      4,675      2,931
                                                                                    --------   --------

SHAREHOLDERS' EQUITY                                                        (17)
   Share capital

      Ordinary shares of NIS1 par value; Authorized - 80,000,000 shares as of December 31, 2002 and 2001; Issued - 39,205,478 and
         38,739,093 shares as of December 31, 2002 and 2001,
         respectively; Outstanding -38,796,657 and 38,330,272 shares as
         of December 31, 2002 and 2001, respectively                                  11,154     11,054
   Accumulated other comprehensive loss                                               (2,882)        --
   Additional paid-in capital                                                        248,387    244,625
   Retained earnings                                                                 159,023    126,627
   Treasury stock - 408,821 shares as of December 31, 2002 and 2001                   (4,321)    (4,321)
                                                                                    --------   --------
                                                                                     411,361    377,985
                                                                                    --------   --------

                                                                                    $935,841   $901,417
                                                                                    ========   ========

The accompanying notes are an integral part of the financial statements.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (In thousands of U.S. dollars, except per share data)

                                                                               YEAR ENDED
                                                                     ------------------------------
                                                                              DECEMBER 31,
                                                                     ------------------------------
                                                              NOTE     2002       2001       2000
                                                              ----   --------   --------   --------

Revenues                                                      (18)   $827,456   $764,501   $591,084
Cost of revenues                                              (19)    605,313    553,957    432,786
Restructuring expenses (inventory write-off)                               --         --     10,300
                                                                     --------   --------   --------
               Gross profit                                           222,143    210,544    147,998
                                                                     --------   --------   --------

Research and development costs, net                           (20)     57,010     58,759     44,274
Marketing and selling expenses                                (21)     65,691     54,876     38,449
General and administrative expenses                           (22)     41,651     43,216     26,251
Acquired in-process research and development                               --         --     40,000
Restructuring costs                                                        --         --     11,800
                                                                     --------   --------   --------

                                                                      164,352    156,851    160,774
                                                                     --------   --------   --------

            Operating income (loss)                                    57,791     53,693    (12,776)

Financial income (expenses), net                              (23)     (3,035)    (2,617)       115
Other income (expenses), net                                  (24)       (462)       774          3
                                                                     --------   --------   --------

         Income (loss) before taxes on income                          54,294     51,850    (12,658)
Taxes on income                                               (15)      9,348     11,003      6,227
                                                                     --------   --------   --------
                                                                       44,946     40,847    (18,885)
Equity in net (losses) earnings of affiliated companies and
   partnership                                                            675       (598)    (1,429)
Minority interest in losses (gains) of subsidiaries                      (508)       547       (217)
                                                                     --------   --------   --------
            Net income (loss)                                        $ 45,113   $ 40,796   $(20,531)
                                                                     ========   ========   ========

   Earnings (loss) per share                                  (17)
      Basic net earnings (loss) per share                            $   1.17   $   1.07   $  (0.65)
                                                                     ========   ========   ========
      Diluted net earnings (loss) per share                          $   1.13   $   1.04   $  (0.65)
                                                                     ========   ========   ========

The accompanying notes are an integral part of the financial statements.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY

                (In thousands of U.S. dollars, except share data)

                                                                                   ACCUMULATED
                                              NUMBER OF              ADDITIONAL       OTHER
                                             OUTSTANDING    SHARE      PAID-IN    COMPREHENSIVE    RETAINED   TREASURY
                                                SHARES     CAPITAL     CAPITAL         LOSS        EARNINGS    SHARES
                                             -----------   -------   ----------   -------------    --------   --------

BALANCE AS OF JANUARY 1, 2000                25,422,396    $ 7,883    $ 52,697          --         $127,924   $(3,613)
         Issuance of shares- in respect of
            merger with El- Op               12,100,000      2,963     177,037          --               --        --
      Exercise of options                       289,002         70         810          --               --        --
      Tax benefit in respect
         of options exercised                        --         --         889          --               --        --
   Capital reserve in respect of
      issuance of shares by
      development stage investees                    --         --       3,874          --               --        --
      Amortization of stock
         compensation                                --         --         155          --               --        --
      Dividends paid                                 --         --          --          --           (9,430)       --
      Net loss                                       --         --          --          --          (20,531)       --
                                             ----------    -------    --------         ---         --------   -------
BALANCE AS OF DECEMBER 31, 2000              37,811,398     10,916     235,462          --           97,963    (3,613)
      Exercise of options                       585,860        138       3,162          --               --        --
      Tax benefit in respect of
         options exercised                           --         --       1,363          --               --        --
      Adjustment to capital reserve                  --         --      (3,874)         --               --        --
      Amortization of stock
         compensation                                --         --       8,512          --               --        --
      Purchase of treasury shares               (66,986)        --          --          --               --      (708)
      Dividends paid                                 --         --          --          --          (12,132)       --
      Net income                                     --         --          --          --           40,796        --
                                             ----------    -------    --------         ---         --------   -------
BALANCE AS OF DECEMBER 31, 2001              38,330,272    $11,054    $244,625          --         $126,627   $(4,321)
                                             ==========    =======    ========         ===         ========   =======

                                                 TOTAL           TOTAL
                                             SHAREHOLDERS'   COMPREHENSIVE
                                                 EQUITY      INCOME (LOSS)
                                             -------------   -------------

BALANCE AS OF JANUARY 1, 2000                  $ 184,891             --
         Issuance of shares- in respect of
            merger with El- Op                   180,000             --
      Exercise of options                            880             --
      Tax benefit in respect
         of options exercised                        889             --
   Capital reserve in respect of
      issuance of shares by
      development stage investees                  3,874             --
      Amortization of stock
         compensation                                155             --
      Dividends paid                              (9,430)            --
      Net loss                                   (20,531)       (20,531)
                                               ---------        -------
BALANCE AS OF DECEMBER 31, 2000                  340,728             --
      Exercise of options                          3,300             --
      Tax benefit in respect of
         options exercised                         1,363             --
      Adjustment to capital reserve               (3,874)            --
      Amortization of stock
         compensation                               8,512             --
      Purchase of treasury shares                    (708)            --
      Dividends paid                              (12,132)            --
      Net income                                   40,796         40,796
                                                ---------        -------
BALANCE AS OF DECEMBER 31, 2001                 $ 377,985         40,796
                                                =========        =======

The accompanying notes are an integral part of the financial statements.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CHANGES IN
                          SHAREHOLDERS' EQUITY (CONT.)
                (In thousands of U.S. dollars, except share data)

                                                                        ACCUMULATED
                                   NUMBER OF              ADDITIONAL       OTHER
                                  OUTSTANDING    SHARE      PAID-IN    COMPREHENSIVE   RETAINED   TREASURY
                                     SHARES     CAPITAL     CAPITAL         LOSS       EARNINGS    SHARES
                                  -----------   -------   ----------   -------------   --------   --------

BALANCE AS OF DECEMBER 31, 2001    38,330,272    11,054     244,625            --       126,627    (4,321)
      Exercise of options             466,385       100       4,040            --            --        --
   Tax benefit in respect of
      options exercised                    --        --         648            --            --        --
   Amortization of stock
      compensation                         --        --        (926)           --            --        --
   Dividends paid                          --        --          --            --       (12,717)       --
   Net income                              --        --          --            --        45,113        --
      Minimum pension liability            --        --          --        (2,882)           --        --
                                   ----------   -------    --------       -------      --------   -------

BALANCE AS OF DECEMBER 31, 2002    38,796,657   $11,154    $248,387       $(2,882)     $159,023   $(4,321)
                                   ==========   =======    ========       =======      ========   =======

                                      TOTAL           TOTAL
                                  SHAREHOLDERS'   COMPREHENSIVE
                                      EQUITY      INCOME (LOSS)
                                  -------------   -------------

BALANCE AS OF DECEMBER 31, 2001      377,985              --
      Exercise of options              4,140              --
   Tax benefit in respect of
      options exercised                  648              --
   Amortization of stock
      compensation                      (926)             --
   Dividends paid                    (12,717)             --
   Net income                         45,113          45,113
      Minimum pension liability       (2,882)         (2,882)
                                    --------         -------

BALANCE AS OF DECEMBER 31, 2002     $411,361         $42,231
                                    ========         =======

The accompanying notes are an integral part of the financial statements.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In thousands of U.S. dollars)

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                         ------------------------------
                                                                                           2002       2001       2000
                                                                                         --------   --------   --------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                                     $ 45,113   $ 40,796   $(20,531)
   Adjustments to reconcile net income (loss) to net cash provided by (used in)
      operating activities:
      Depreciation and amortization                                                        32,937     32,865     20,663
            Amortization of deferred stock compensation                                      (926)     8,512        155
      Acquired in-process research and development                                             --         --     40,000
      Deferred income taxes                                                                (5,620)    (2,694)    (6,482)
      Severance pay fund                                                                     (113)       167     (1,196)
      Increase (decrease) in provision for severance pay                                    6,373       (800)     9,266
      Gain (loss) on disposal of property and equipment                                       743       (327)      (575)
      Tax benefit in respect of options exercised                                             648      1,363        889
      Other adjustments                                                                       683       (117)      (921)
      Minority interests in gains (losses) of subsidiaries                                    508       (547)       217
      Equity in net losses (earnings) of affiliated companies and partnership                (675)       598      1,429
   Changes in operating assets and liabilities:
         Decrease (increase) in trade receivables, other receivables
            and prepaid expenses                                                           58,554     (9,963)   (18,975)
         Increase in inventories                                                          (55,106)   (72,165)   (25,228)
         Increase (decrease) in trade payable and accrued expenses                        (19,321)    37,004     (3,520)
         Increase (decrease) in advances received from customers                           42,999      6,489    (10,632)
         Chief Scientist                                                                    9,197         --         --
                                                                                         --------   --------   --------

   Net cash provided by (used in) operating activities                                    115,994     41,181    (15,441)
                                                                                         --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment and other assets                             (46,003)   (45,244)   (40,374)
   Investment grants received for property, plant and equipment                               119      1,334      1,533
   Acquisition of subsidiaries and activities (Schedule A)                                 (5,280)    (3,344)    14,133
   Investments in affiliated companies and subsidiaries                                    (1,681)      (801)   (13,126)
   Proceeds from sale of property, plant and equipment and investments                        956      3,010      1,279
      Long-term loan granted                                                                 (714)        --         --
      Short-term loan repaid                                                                1,371         --         --
   Long-term bank deposits paid                                                            (1,228)    (1,872)    (2,042)
   Long-term bank deposits repaid                                                           1,689      2,322     23,419
   Short-term bank deposits, net                                                             (204)       (57)      (638)
                                                                                         --------   --------   --------
         Net cash used in investing activities                                            (50,975)   (44,652)   (15,816)
                                                                                         --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES
   Repayment of convertible debentures                                                         --         --       (283)
   Proceeds from exercise of options                                                        4,140      3,300        787
   Repayment of long-term credit for purchase of a building                                    --     (3,000)   (10,000)
      Purchase of treasury stock                                                               --       (708)        --
   Repayment of long-term bank loans                                                       (3,249)   (13,049)    (1,852)
   Proceeds from long-term bank loans                                                       2,233     25,444     33,933
   Dividends paid                                                                         (12,717)   (12,132)    (9,430)
      Change in short-term bank credit and loans                                          (19,729)    (6,517)    32,321
                                                                                         --------   --------   --------
         Net cash provided by (used in) financing activities                              (29,322)    (6,662)    45,476
                                                                                         --------   --------   --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       35,697    (10,133)    14,219
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                                     40,583     50,716     36,497
                                                                                         --------   --------   --------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                         $ 76,280   $ 40,583   $ 50,716
                                                                                         ========   ========   ========

The accompanying notes are an integral part of the financial statements.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
                         (In thousands of U.S. dollars)

                                                                  YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               2002      2001       2000
                                                              -------   -------   ---------

            SUPPLEMENTARY CASH FLOWS ACTIVITIES:
               Cash paid during the year for:
                  Income taxes                                $21,730   $ 9,469   $   9,360
                                                              =======   =======   =========
                  Interest                                    $ 2,947   $ 6,649   $   7,645
                                                              =======   =======   =========

NON CASH TRANSACTIONS

   Debentures converted into shares                           $    --   $    --   $      93
                                                              =======   =======   =========

SCHEDULE A:
Subsidiaries and activities acquired (*)

Estimated net fair value of assets acquired and liabilities
   assumed at the date of acquisition was as follows:

      Working capital deficiency (working capital)
            (excluding cash and cash equivalents)             $    --   $   888   $ (39,805)
            Property, plant and equipment                        (275)   (1,886)    (80,493)
         Know-how and other intangible assets                  (5,078)   (3,800)    (53,000)
         Goodwill and assembled work-force                         --        --     (31,139)
         In-process research and development                       --        --     (40,000)
         Long-term liabilities                                     --     1,454      76,224
         Purchase of investments in credit                         73        --          --
                                                              -------   -------   ---------
                                                               (5,280)   (3,344)   (168,213)
                                                              -------   -------   ---------
         Investment in subsidiary prior to consolidation           --        --       2,346
            Less - amounts acquired by issuance of shares          --        --     180,000
                                                              -------   -------   ---------
                                                              $(5,280)  $(3,344)  $  14,133
                                                              =======   =======   =========

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

                                                               YEAR ENDED DECEMBER 31,
                                                                   2000 (UNAUDITED)
                                                               -----------------------

               Revenues - proforma                                    $699,114
                                                                      ========
               Net loss as reported                                   $(20,531)
               Adjustments:
               Elimination of the charge to operations for
               purchased in-process research and development            40,000
               Other adjustments, net                                   (2,570)
                                                                      --------
               Net income - proforma (1)(2)                           $ 16,899
                                                                      ========
               Basic net earnings per share - proforma                $   0.45
                                                                      ========
               Diluted net earnings per share - proforma              $   0.44
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

          Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of AEL were not material in relation to total consolidated revenues and net income.

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

          Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the Government Division were not material in relation to total consolidated revenues and net income.

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

          Cost is determined as follows:

          o    Raw materials, parts and supplies using the average cost method.

          o    Costs on long-term contracts represent recoverable costs incurred for production, allocable operating overhead and, where
               appropriate, research and development costs.

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

          Pro forma information under SFAS 123 is as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                          ----------------------------
                                                            2002      2001      2000
                                                          -------   -------   --------

          Net income (loss) as reported                   $45,113   $40,796   $(20,531)

          Stock based compensation as reported               (926)    8,512        155
          Stock based compensation under
             SFAS 123                                      (3,695)   (3,665)      (730)
                                                          -------   -------   --------
          Pro forma net income (loss)                     $40,492   $45,643   $(21,106)
                                                          =======   =======   ========
          Basic net income (loss) per share as
             reported                                     $  1.17   $  1.07   $  (0.65)
                                                          =======   =======   ========

          Pro forma basic net income (loss) per share     $  1.05   $  1.20   $  (0.67)
                                                          =======   =======   ========
          Diluted net income (loss) per share as
             reported                                     $  1.13   $  1.04   $  (0.65)
                                                          =======   =======   ========

          Pro forma diluted net income (loss) per share   $  1.02   $  1.16   $  (0.67)
                                                          =======   =======   ========

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

NOTE 3 - TRADE RECEIVABLES, NET

     A.   Trade receivables

                                                                 DECEMBER 31,
                                                            -------------------
                                                              2002       2001
                                                            --------   --------

     Open accounts (*)                                      $177,465   $175,275
     Unbilled receivables                                     53,670     69,752
     Less - allowance for doubtful accounts                   (3,411)    (3,200)
                                                            --------   --------
                                                            $227,724   $241,827
                                                            ========   ========

     (*)  Includes affiliated companies                     $  9,647   $ 14,257
                                                            ========   =======

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

NOTE 4 - OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                  DECEMBER 31,
                                                               -----------------
                                                                2002      2001
                                                               -------   -------

     Prepaid expenses                                          $12,244   $13,445
     Government departments                                      5,915     4,937
     Employees                                                   1,029       710
     Deferred income taxes                                      11,675    11,631
     Other                                                       3,513     5,486
                                                               -------   -------
                                                               $34,376   $36,209
                                                               =======   =======

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 5 - INVENTORIES, NET OF ADVANCES

                                                                DECEMBER 31,
                                                             -------------------
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

NOTE 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

     A.   INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

                                                                  DECEMBER 31,
                                                               -----------------
                                                                2002       2001
                                                               -------   -------

          SCD (1)                                              $15,713   $13,036
          VSI (2)                                                3,893     2,030
          Red C (3)                                                 --     2,549
          Opgal (4)                                              2,028     1,894
          Others (5)                                               313        74
                                                               -------   -------
                                                               $21,947   $19,583
                                                               =======   =======

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

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES
         (CONT.)

     B.   INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE COST METHOD

                                                                  DECEMBER 31,
                                                               -----------------
                                                                 2002      2001
                                                               -------   -------

          Sultam (1)                                           $ 3,500   $ 3,500
          ISI (2)                                                7,230     7,230
          Other                                                    374     1,179
                                                               -------   -------
                                                               $11,104   $11,909
                                                               =======   =======

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

NOTE 7 - LONG -TERM BANK DEPOSITS AND LOAN

                                                                   DECEMBER 31,
                                                                 ---------------
                                                                  2002     2001
                                                                 ------   ------

     Deposits with bank for loans granted to
        employees (*)                                            $2,037   $2,238
     Other deposits with bank                                       935    1,195
     Long-term loan                                                 714       --
                                                                 ------   ------
                                                                 $3,686   $3,433
                                                                 ======   ======

     (*)  The deposits are linked to the Israeli CPI, bear annual interest of 4%
          and are presented net of current maturities of $680 (2001 - $746).

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT, NET

                                                               DECEMBER 31,
                                                          ---------------------
                                                             2002        2001
                                                          ---------   ---------

     Cost (1):
        Land, buildings and
           leasehold improvements (2)                     $ 127,932   $ 114,690
        Instruments, machinery
           and equipment (3)                                167,105     145,114
           Office furniture and other                        24,790      22,093
           Motor vehicles                                    24,393      19,715
                                                          ---------   ---------
                                                            344,220     301,612
     Accumulated depreciation                              (141,259)   (116,890)
                                                          ---------   ---------
     Depreciated cost                                     $ 202,961   $ 184,722
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

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 9 - OTHER ASSETS, NET

     A.

                                                                            DECEMBER 31,
                                                     WEIGHTED-AVERAGE   -------------------
                                                     NUMBER OF YEARS      2002       2001
                                                     ----------------   --------   --------

          Original cost:
             Know-how (1)                                  12.5                    $ 74,716
                                                                        $ 81,019
             Trade marks (2)                                 17            8,000      8,000
             Goodwill and assembled work-force (3)                        37,578     36,983
                                                                         126,597    119,699

          Accumulated amortization:
             Know-how                                                     14,666      8,704
             Trade marks                                                   1,125        675
             Goodwill and assembled work-force                             5,037      5,037
                                                                        --------   --------
                                                                          20,828     14,416
                                                                        --------   --------
          Amortized cost                                                $105,769   $105,283
                                                                        ========   ========

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
                                                            -------------------
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
                                                            =======    ========

NOTE 10 - SHORT-TERM BANK CREDIT AND LOANS

                                                         DECEMBER 31,
                                             ----------------------------------------
                                                2002        2001      2002      2001
                                             ----------   -------   -------   -------
                                                INTEREST RATE %
                                             --------------------

     Short-term bank loans:
        In U.S dollars                            3 - 5   2.5 - 3   $12,683   $12,922
        In NIS unlinked                              --   4.7 - 8        --    13,273
                                                                    -------   -------
                                                                     12,683    26,195
                                                                    -------   -------
     Short-term bank credit:
        In NIS unlinked                      2.8 - 10.9         8     5,241     1,869
        In U.S dollars                       3.2 -  3.6   2 - 2.5     6,378    15,967
                                                                    -------   -------
                                                                     11,619    17,836
                                                                    -------   -------
     Current maturities of long-term loans                            6,613     2,863
                                                                    -------   -------
                                                                    $30,915   $46,894
                                                                    =======   =======

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 11 - OTHER ACCOUNTS PAYABLES AND ACCRUED EXEPNSES

                                                                 DECEMBER 31,
                                                             -------------------
                                                               2002       2001
                                                             --------   --------

     Payroll and related expenses                            $ 27,912   $ 25,736
     (1)      Provision for vacation pay                       20,492     18,380
     Government departments                                    22,443     28,750
     (2)      Provision for warranty                           26,641     22,723
     Cost provisions and other                                 45,038     39,797
                                                             --------   --------
                                                             $142,526   $135,386
                                                             ========   ========

NOTE 12 - CUSTOMERS ADVANCES AND AMOUNTS IN EXCESS OF COSTS INCURRED

                                                                 DECEMBER 31,
                                                             -------------------
                                                               2002       2001
                                                             --------   --------

     Advances received                                       $227,111   $184,112
     Less -
        Advances presented under long-term
           liabilities                                         40,411     29,840
        Advances deducted from inventories                     67,624     49,969
                                                             --------   --------
                                                              119,076    104,303
     Less -
        Costs of contracts in progress                         10,658     10,961
                                                             --------   --------
                                                             $108,418   $ 93,342
                                                             ========   ========

                               ELBIT SYSTEMS LTD.

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 13 - LONG-TERM LOANS

                                                                             DECEMBER 31,
                                                 INTEREST     YEARS OF    -----------------
                                   LINKAGE          %         MATURITY      2002      2001
                               ---------------   --------   -----------   -------   -------

     Banks                     U.S dollars        Libor +
                                                  0.5%-5%   2003 - 2007   $67,206   $70,719

     Banks                     NIS-unlinked       Israeli
                                                  Prime     2003 - 2036     3,383     1,346
     Office of chief           NIS-linked to
        scientist              the Israeli-CPI    4%        2003 - 2006     9,197        --
                                                                          -------   -------
                                                                           79,786    72,065
     Less-current maturities                                                6,613     2,863
                                                                          -------   -------
                                                                          $73,173   $69,202
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

                                                                DECEMBER 31,
                                                            -------------------
                                                              2002       2001
                                                            --------   --------

     Benefit obligation at beginning of year                $ 22,358   $ 18,474
     Service cost                                              2,067      1,766
     Interest cost                                             1,678      1,461
     Actuarial losses                                          2,955      1,338
     Benefits repaid                                            (619)      (681)
                                                            --------   --------
     Benefit obligation at end of year                        28,439     22,358
                                                            --------   --------

     Plans assets at beginning of year                        16,167     17,846
     Actual return on plan assets                             (1,560)    (1,121)
     Contributions by employer                                 1,571        123
     Benefits repaid                                            (619)      (681)
                                                            --------   --------
     Plans assets at end of year                              15,559     16,167
                                                            --------   --------

     Funded status of Plans (underfunded)                    (12,880)    (6,191)
     Unrecognized prior service cost                             234        223
     Unrecognized net actuarial loss                           7,582      1,508
                                                            --------   --------
     Net amount recognized                                    (5,064)    (4,460)
                                                            ========   ========

     Net asset (liability) consists of:
     Accrued benefit liability                               (10,298)    (4,667)
     Intangible asset                                            234        207
     Accumulated other comprehensive income                    5,000         --
                                                            --------   --------
     Net amount recognized                                  $ (5,064)  $ (4,460)
                                                            ========   ========

     Weighted average assumptions :
        Discount rate as of December 31,                        6.75%      7.38%
        Expected long-term rate of return on
           Plans assets                                         9.00%      9.50%
        Rate of compensation increase                           3.00%      3.00%

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 14 - BENEFIT PLANS (CONT.)

                                                      YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                     2002       2001      2000
                                                    -------   -------   -------

     Components of net periodic pension cost:
              Service cost                          $ 2,067   $ 1,766   $ 1,904
              Interest cost                           1,678     1,461     1,253
              Expected return on Plan assets         (1,597)   (1,666)   (1,680)
        Amortization of prior service cost               28        24        25
        Recognized of net actuarial gain               (340)      (38)     (312)
        One-time FAS 88 charge for 2001 SRP              --       177        --
                                                    -------   -------   -------
              Net periodic pension cost             $ 1,836   $ 1,724   $ 1,190
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

     D.   INCOME (LOSS) BEFORE TAXES ON INCOME

                                                            YEAR ENDED
                                                           DECEMBER 31,
                                                   ----------------------------
                                                     2002      2001      2000
                                                   -------   -------   --------

          Income (loss) before taxes on
             income income:
             Domestic                              $42,317   $44,212   $(13,779)
             Foreign                                11,977     7,638      1,121
                                                   -------   -------   --------
                                                   $54,294   $51,850   $(12,658)
                                                   =======   =======   ========

     E.   TAXES ON INCOME

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                 ------------------------------
                                                    2002        2001      2000
                                                 ----------   -------   -------

          Taxes on income:
          Current taxes:
             Domestic                            $   11,654   $ 9,385   $ 8,710
             Foreign                                  6,114     3,048       879
                                                 ----------   -------   -------
                                                     17,768    12,433     9,589
                                                 ----------   -------   -------

          Deferred income taxes:
             Domestic                                (3,561)     (839)   (5,309)
             Foreign                                 (2,059)     (591)    1,947
                                                 ----------   -------   -------
                                                     (5,620)   (1,430)   (3,362)
                                                 ----------   -------   -------

          Taxes in respect of prior years         (*)(2,800)       --        --
                                                 ----------   -------   -------

                                                 $    9,348   $11,003   $ 6,227
                                                 ==========   =======   =======

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

                                                                             DEFERRED
                                                                    TAX ASSET (LIABILITY(1))
                                                                    ------------------------
                                                           TOTAL      CURRENT   NONCURRENT
                                                         --------     -------   ----------

          As of December 31, 2002

          Deferred tax assets:
             Reserve and allowances                      $ 12,770     $ 4,797    $  7,973
             Inventory                                      6,878       6,878          --
             Net operating loss carryforwards               2,326          --       2,326
                                                         --------     -------    --------
             Valuation allowance (2)                       (2,326)         --      (2,326)
                                                         --------     -------    --------
             Net deferred tax assets                       19,648      11,675       7,973
                                                         --------     -------    --------

          Deferred tax liabilities:
          Property, plant and equipment                    (9,209)         --      (9,209)
          Other assets                                    (15,177)         --     (15,177)
                                                         --------     -------    --------

                                                          (24,386)         --     (24,386)
                                                         --------     -------    --------

          Net deferred tax assets (liabilities)          $ (4,738)    $11,675    $(16,413)
                                                         ========     =======    ========

          As of December 31, 2001 Deferred tax assets:
          Reserve and allowances                         $  9,067     $ 4,308    $  4,759
          Inventory                                         7,323       7,323          --
          Net operating loss carryforwards                  4,248          --       4,248
                                                         --------     -------    --------
          Valuation allowance (2)                          (2,202)         --      (2,202)
                                                         --------     -------    --------
          Net deferred tax assets                          18,436      11,631       6,805
                                                         --------     -------    --------

          Deferred tax liabilities:
          Property, plant and equipment                   (12,111)         --     (12,111)
          Other assets                                    (16,683)         --     (16,683)
                                                         --------     -------    --------
                                                          (28,794)         --     (28,794)
                                                         --------     -------    --------
          Net deferred tax assets (liabilities)          $(10,358)    $11,631    $(21,989)
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

     G.   The Company's Israeli subsidiaries have estimated total available carryforward tax losses of approximately $2,200 as of December 31,
          2002. The Company's non-Israeli subsidiaries have estimated available carryforward tax losses of approximately $200 as of December
          31 2002 to offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carryforward losses amount to approximately $2,400 in respect of which a valuation allowance has been recorded in the amount of approximately $2,400.

     H.   Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company, and the actual tax expense as reported in the statements of operations, is as follows:

                                                                         YEAR ENDED
                                                                        DECEMBER 31,
                                                                ----------------------------
                                                                  2002      2001      2000
                                                                -------   -------   --------

          Income (loss) before taxes as reported in the
             consolidated statements of operations              $54,294   $51,850   $(12,658)
          Statutory tax rate                                         36%       36%        36%
                                                                =======   =======   ========
          Theoretical tax expense (benefit)                     $19,546   $18,666   $ (4,557)
          Tax benefit arising from reduced rate as an
             "Approved Enterprise"                               (9,054)   (7,697)    (4,015)
          Tax adjustment in respect of different tax rate for
             foreign subsidiaries                                  (461)     (952)      (469)
          Operating carryforward losses for which
             valuation allowance was provided                     2,189       101        318

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 15 - INCOME TAXES (CONT.)

          Increase (decrease) in taxes resulting from
             nondeductible expenses                                (263)      571     15,280
          Difference in basis of measurement for
             financial reporting and tax return purposes            458       832       (684)
          Taxes in respect of prior years                        (2,800)       --         --
          Other differences, net                                   (267)     (518)       354
                                                                -------   -------   --------
          Actual tax expenses                                   $ 9,348   $11,003   $  6,227
                                                                =======   =======   ========
          Effective tax rate                                       17.2%     21.2%        --
                                                                =======   =======   ========

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

          2003                                                           $ 8,197
          2004                                                             8,985
          2005                                                             4,834
          2006                                                             4,156
          2007 and there after                                             3,877
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

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
       (In thousands of U.S. dollars, except for share and per share data)

NOTE 16 - CONTINGENT LIABILITIES, AND COMMITMENTS (CONT.)

     F.   A lien on the Group's Approved Enterprises has been registered in favor of the State of Israel. Grants received in respect of projects which have not yet been approved amount to approximately $3,600.(see note 15 A (3) above).

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

                                                         DECEMBER 31,
                            ------------------------------------------------------------------
                                    2000                   2001                   2002
                            --------------------   --------------------   --------------------
                                        WEIGHTED               WEIGHTED               WEIGHTED
                                         AVERAGE                AVERAGE                AVERAGE
                            NUMBER OF   EXERCISE   NUMBER OF   EXERCISE   NUMBER OF   EXERCISE
                             OPTIONS      PRICE     OPTIONS      PRICE     OPTIONS      PRICE
                            ---------   --------   ---------   --------   ---------   --------

Outstanding-beginning of
   the year                 1,471,830    $ 2.35    5,671,918    $11.26    5,107,634    $11.93
   Granted                  4,530,662     12.32       98,840     12.91       27,000     14.92
   Exercised                 (268,753)     7.64     (598,348)    11.93     (558,901)     9.45
   Forfeited                  (61,821)     7.13      (64,776)    12.50      (64,009)    11.33
                            ---------    ------    ---------    ------    ---------    ------
Outstanding - end of the
   year                     5,671,918    $11.26    5,107,634    $11.93    4,511,724    $12.26
                            =========    ======    =========    ======    =========    ======
Options exercisable at
   the end of the year        748,760    $ 5.10      373,138    $ 7.56    2,287,790    $12.18
                            =========    ======    =========    ======    =========    ======

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

                                     OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                   ----------------------------------------------------   ---------------------------------
                       NUMBER        WEIGHTED AVERAGE      WEIGHTED            NUMBER          WEIGHTED
                    OUTSTANDING AS       REMAINING          AVERAGE        OUTSTANDING AS       AVERAGE
                   OF DECEMBER 31,   CONTRACTUAL LIFE      EXERCISE       OF DECEMBER 31,      EXERCISE
EXERCISE PRICE           2002             (YEARS)       PRICE PER SHARE         2002        PRICE PER SHARE
----------------   ---------------   ----------------   ---------------   ---------------   ---------------

$10.61-$12.16           252,853            1.45              $10.71            242,478           $10.67
$12.18-$15.07         2,135,897            3.92               12.35          1,024,368            12.39
$12.18-$15.07(*)      2,122,974            3.90               12.35          1,020,944            12.34
                      ---------            ----              ------          ---------           ------
                      4,511,724            3.77              $12.26          2,287,790           $12.18
                      =========            ====              ======          =========           ======

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

                                             EXCEEDS
                                           MARKET PRICE   LESS THAN MARKET PRICE
                                           ------------   ----------------------
                                                  YEAR ENDED DECEMBER 31,
                                           -------------------------------------
                                               2000            2001     2002
                                              ------          ------   ------

          Weighted-average
             exercise price                   $12.32          $12.91   $14.92

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
       (In thousands of U.S. dollars, except for share and per share data)

NOTE 17 - SHAREHOLDER'S EQUITY (CONT.)

     G.   Computation of basic and diluted net earning (loss) per share

                                 YEAR ENDED                       YEAR ENDED                       YEAR ENDED
                             DECEMBER 31, 2002                 DECEMBER 31, 2001                DECEMBER 31, 2000
                      -------------------------------  --------------------------------  -------------------------------
                       NET INCOME
                           TO        WEIGHTED          NET INCOME TO   WEIGHTED
                      SHAREHOLDERS   AVERAGED    PER   SHAREHOLDERS    AVERAGED    PER   SHAREHOLDERS   AVERAGED    PER
                       OF ORDINARY  NUMBER OF   SHARE   OF ORDINARY     NUMBER    SHARE   OF ORDINARY    NUMBER    SHARE
                         SHARES       SHARES   AMOUNT     SHARES      OF SHARES  AMOUNT     SHARES     OF SHARES  AMOUNT
                      ============  =========  ======  =============  =========  ======  ============  =========  ======

Basic net earnings
   (losses)              $45,113      38,489    $1.17     $40,796       37,975    $1.07    $(20,531)     31,572   $(0.65)

Effect of dilutive
   securities:
      Employee stock
         options              --       1,374                   --        1,384                   --          --
                         -------      ------              -------       ------             --------      ------
Diluted net
   earnings (losses)     $45,113      39,863    $1.13     $40,796       39,359    $1.04    $(20,531)     31,572   $(0.65)
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
                                                  ------------------------------
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
                                                  ------------------------------
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

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                            2002   2001   2000
                                                            ----   ----   ----

          Customer A                                         18%    20%    26%

     D.   Long-lived assets by geographic areas:

                                                              DECEMBER 31,
                                                          -------------------
                                                            2002       2001
                                                          --------   --------

          U.S                                             $ 83,814   $ 84,864
          Israel                                           211,256    194,690
          Other                                             13,660     10,451
                                                          --------   --------
                                                          $308,730   $290,005
                                                          ========   ========

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 19 - COST OF REVENUES

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
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
                                                              ========   ========   ========

NOTE 20 - RESEARCH AND DEVELOPMENT COSTS, NET

                                                       YEAR ENDED DECEMBER 31,
                                                     ---------------------------
                                                       2002      2001      2000
                                                     -------   -------   -------

     Total expenses                                  $62,560   $67,871   $53,251
     Less - participations                             5,550     9,112     8,977
                                                     -------   -------   -------
                                                     $57,010   $58,759   $44,274
                                                     =======   =======   =======

NOTE 21 - MARKETING AND SELLING EXPENSES

                                                       YEAR ENDED DECEMBER 31,
                                                     ---------------------------
                                                       2002      2001      2000
                                                     -------   -------   -------

     Salaries and related expenses                   $24,692   $23,379   $14,205
     Constancy Fee's                                  24,782    20,648    11,546
     Advertising and exhibitions                       5,301     4,792     3,130
     Depreciation                                      3,883     2,709     1,584
     Other                                             7,033     3,348     7,984
                                                     -------   -------   -------
                                                     $65,691   $54,876   $38,449
                                                     =======   =======   =======

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 22 - GENERAL AND ADMINISTRATIVE EXPENSES

                                                        YEAR ENDED DECEMBER 31,
                                                     ---------------------------
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
                                                     =======   =======   =======

NOTE 23 - FINANCIAL INCOME (EXPENSES), NET

                                                        YEAR ENDED DECEMBER 31,
                                                      --------------------------
                                                        2002      2001      2000
                                                      -------   -------   ------

     Income:
           Interest on cash equivalents and bank
              deposits                                $ 1,547   $ 2,179   $2,574
        Other                                           2,073     2,841    3,949
                                                      -------   -------   ------
                                                        3,620     5,020    6,523
                                                      -------   -------   ------

     Expenses:
        On long-term bank debt and debentures           2,026     3,033    1,442
        On short-term bank credit and loans             3,415     3,806    3,626
        Other                                           1,214       798    1,340
                                                      -------   -------   ------
                                                        6,655     7,637    6,408
                                                      -------   -------   ------
                                                      $(3,035)  $(2,617)  $  115
                                                      =======   =======   ======

NOTE 24 - OTHER INCOME (EXPENSES), NET

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                           2002   2001    2000
                                                          -----   ----   -----

     Gain (loss) on disposal of property, plant
        and equipment                                     $(743)  $327   $ 597
     Other, net                                             281    447    (594)
                                                          -----   ----   -----
                                                          $(462)  $774   $   3
                                                          =====   ====   =====

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
                         (In thousands of U.S. dollars)

NOTE 25 - RELATED PARTIES TRANSACTIONS AND BALANCES

                                                        YEAR ENDED DECEMBER 31,
                                                     ---------------------------
                                                       2002      2001      2000
                                                     -------   -------   -------

     Income -
        Sales (*)                                    $37,924   $28,675   $11,168
        Expenses charged                             $   902   $   633   $   626

     Cost and expenses -
        Supplies and services                        $10,457   $11,125   $ 7,392
        Participation in expenses (*)                $ 1,498   $ 1,632   $ 1,464
        Financial expenses                           $   110   $   193        --

                                                         DECEMBER 31,
                                                      ----------------
                                                       2002      2001
                                                      ------   -------

     Trade receivables (*)                            $9,647   $14,257
     Trade payables                                   $4,006   $ 2,016

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

NOTE 26 - RECONCILIATION TO ISRAELI GAAP

     1. EFFECT ON NET INCOME AND EARNINGS PER SHARE

                                                                     YEAR ENDED
                                                                    DECEMBER 31
                                                             -------------------------
                                                              2002     2001      2000
                                                             ------   ------   -------

     A) Net earnings (loss) as reported
           according to U.S. GAAP                            45,113   40,796   (20,531)
           Adjustments to Israeli GAAP                       (4,227)   1,767     1,822
                                                             ------   ------   -------
           Net earnings (loss) according to Israeli
              GAAP                                           40,886   42,563   (18,709)
                                                             ======   ======   =======
     B) Earnings per share
           Basic net earnings (loss) per share
              As reported according to U.S. GAAP               1.17     1.07     (0.65)

              As per Israeli GAAP                              1.03     1.11     (0.59)

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

