Form 20-F/A
period 2002-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2004-03-08
CIK 315126

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 29,180,970

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark which financial statements the registrant has elected to follow: Item 17 ☐ Item 18 ☒

EXPLANATORY NOTE

This Form 20-F/A is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed by Elron Electronic Industries Ltd. (the “Registrant”) on June 30, 2003, as amended July 21, 2003 (the “Form 20-F”), in the following ways:

•

to replace the Report of Independent Auditors relating to the consolidated financial statements of A.M.T Advanced Metal Technologies Ltd. as of December 31, 2002, with the Report of Independent Auditors included in this Form 20-F/A;

•

to include an additional Report of Independent Auditors relating to the consolidated financial statements of Chip Express (Israel) Limited, a subsidiary of Chip Express Corporation, as of December 31, 2002, in this Form 20-F/A;

Except for the above amendments, no changes have been made to the financial statements of the Registrant as contained in the Form 20-F, and the balance of Item 18 of the Form 20-F is hereby incorporated by reference.

This Form 20-F/A consists of a cover page, this explanatory note, Item 18 (as amended) of the Form 20-F, the Reports of Independent Auditors described herein, required Auditor consents, the signature page and the required certifications of the principal executive officer and principal financial officer of the Registrant.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

2

PART III

ITEM 18.	FINANCIAL STATEMENTS.

The Report of Independent Auditors relating to the consolidated financial statements of A.M.T Advanced Metal Technologies Ltd. as of December 31, 2002 and the Report of Independent Auditors relating to the consolidated financial statements of Chip Express (Israel) Limited as of December 31, 2002 follow the signature page of this Form 20-F/A.

3

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to Annual Report on its behalf.

Dated: March 8, 2004	ELRON ELECTRONIC INDUSTRIES LTD.
	By:	/s/ Doron Birger
	Name:	Doron Birger
	Title:	President & Chief Executive Officer

By:	/s/ Tal Raz
Name:	Tal Raz
Title:	Vice President & Chief Financial Officer

4

TO THE SHAREHOLDERS OF
A.M.T. ADVANCED METAL TECHNOLOGIES LTD.
INDEPENDENT AUDITORS’ REPORT

We have audited the accompanying consolidated balance sheets of A.M.T. Advanced Metal Technologies Ltd. (“the Company”) as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in shareholders’ deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2001 and the results of its operations, changes in shareholders’ deficiency and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor & Co

Brightman Almagor & Co. Certified Public Accountants A member of Deloitte Touche Tohmatsu

Tel-Aviv, March 3, 2003

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF

CHIP EXPRESS (ISRAEL) LTD.

We have audited the accompanying balance sheets of Chip Express (Israel) Ltd. (the “Company”) as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholders’ deficiency, and cash flows, for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2002 in conformity with generally accepted accounting principles in the United States.

/s/ KOST FORER & GABBAY
KOST FORER & GABBAY A member of Ernst & Young International

February 9, 2003
Haifa, Israel

Kost Forer & Gabbay is a member practice of Ernst & Young Global

Exhibit	Index

12.1	Certification of Chief Executive Officer or Equivalent Person Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Chief Financial Officer or Equivalent Person Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

14.1	Consent of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, for A.M.T. Advanced Metal Technologies Ltd.

14.2	Consent of Kost Forer & Gabbay, a member of Ernst & Young Global, for Chip Express (Israel) Ltd.