Form 20-F
period 2003-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2004-06-29
CIK 315126

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 29,206,845

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:                              Yes [x]      No [  ]

Indicate by check mark which financial statements the registrant has elected to follow:

Item 17 [  ]       Item 18 [x]

Forward-Looking Statements

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

For the purpose of this Annual Report on Form 20-F, the terms “group companies” and “companies in our group” collectively refer to subsidiaries, affiliated and other companies in which we have direct or indirect holdings through our wholly-owned subsidiaries, Elbit Ltd., or Elbit, and DEP Technology Holdings Ltd., or DEP, including DEP’s subsidiary, RDC Rafael Development Corporation Ltd., or RDC. Our ownership interests in our group companies reflected in this Annual Report represent our beneficial ownership interests in these companies as of May 31, 2004 unless otherwise expressly indicated. We have also indicated our direct holding and our share in the holding of RDC in a group company where applicable. The references in this Annual Report to balance sheet items are as of December 31, 2003.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information
A.	Selected Financial Data

The following selected financial data for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 are derived from our audited consolidated financial statements of which the financial statements as of December 31, 2002 and 2003, and for each of the years ended December 31, 2001, 2002 and 2003 appear later in this Form 20-F. The audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. Dollars, except per share data)

	Year ended December 31

	1999*	2000*	2001*	2002*	2003

Income:
Net revenues	$27,750	$27,018	$23,782	$15,179	$16,547
Equity in earnings (losses) of affiliated companies	693	(11,159)	(28,787)	(24,189)	(8,698)
Gain from disposal of business and affiliated companies and changes in holdings in affiliated companies, net	32,522	26,819	3,179	6,888	25,754
Other income (expenses), net	28,211	43,464	(4,888)	(748)	14,665

	89,176	86,142	(6,714)	(2,865)	48,268
Costs and Expenses:
Cost of revenues	18,393	25,292	21,059	10,716	10,198
Research and development costs, net	845	2,553	3,801	3,418	3,787
Marketing and selling expenses, net	709	2,571	2,496	6,412	7,763
General and administrative expenses	8,183	9,629	9,390	9,658	13,923
Restructuring costs	—	—	1,192	1,747	—
Amortization of intangible assets	2,597	2,649	2,448	1,044	1,073
Financial expenses (income), net	(4,850)	(2,984)	(1,708)	81	753
Retirement compensation	5,000	—	—	—	—

	30,877	39,710	38,678	33,076	37,497

Income (loss) before tax benefit (taxes on income)	58,299	46,432	(45,392)	(35,941)	10,771
Tax benefit (taxes on income)	(12,342)	(8,061)	2,985	2,862	(6,834)

Income (loss) from continuing operations after taxes on income	45,957	38,371	(42,407)	(33,079)	3,937
Minority interest in losses (income) of subsidiaries	—	—	438	2,823	(10,907)

Income (loss) from continuing operations	45,957	38,371	(41,969)	(30,256)	(6,970)
Loss from discontinued operations	(4,636)	(11,531)	(10,390)	(11,323)	(235)

Net Income (loss)	$41,321	$26,840	$(52,359)	$(41,579)	$(7,205)

Income (loss) per share:
Basic -
Income (loss) from continuing operations	$2.18	$1.81	$(1.98)	$(1.15)	$(0.24)
Loss from discontinued operations	(0.22)	(0.54)	(0.49)	(0.43)	(0.01)

Net income (loss)	$1.96	$1.27	$(2.47)	$(1.58)	$(0.25)
Weighted average number of ordinary shares used in computing basic net income (loss) per share (thousands)	21,112	21,172	21,191	26,272	29,194

Diluted -
Income (loss) from continuing operations	$2.16	$1.79	$(1.99)	$(1.15)	$(0.24)
Loss from discontinued operations	(0.22)	(0.54)	(0.49)	(0.43)	(0.01)

Net income (loss)	$1.94	$1.25	$(2.48)	$(1.58)	$(0.25)
Weighted average number of ordinary shares used in computing diluted net income (loss) per share thousands)	21,174	21,446	21,191	26,272	29,194

Dividend per share	$1.46	$2.62	$—	$—	$—

	1999*	2000*	2001*	2002*	2003

Balance Sheet Data	(U.S. Dollars in thousands)
Cash, cash equivalents and short-term cash investments	$144,342	$118,280	$90,668	71,081	121,064
Long-term assets	335,830	197,183	190,379	255,518	290,333
Working capital	138,968	91,666	75,909	31,791	57,032
Short-term debt	5,328	16,458	16,617	32,999	56,007
Long-term debt	42,582	42,797	51,808	49,389	17,221
Shareholders’ equity	450,510	273,720	233,915	259,441	296,130
Total assets	527,621	364,022	321,512	394,253	450,704

*          Restated (see Item 18, Consolidated Financial Statements, Note 7(d)(7)).

B.          Capitalization and Indebtedness

Not Applicable.

C.          Reasons for the Offer and Use of Proceeds

Not Applicable.

D.         Risk Factors

General Risks Affecting us and the Companies in our Group

Our assets mostly consist of investments in our group companies. As of December 31, 2003, our holdings in group companies represented approximately 63% of our total assets. If our group companies experience difficulties in the future, or if there are adverse changes in their market price or fair value, the value of our assets will be adversely affected and we may need to write-down or write-off the carrying value of our holding. In particular, as of December 31, 2003, the carrying value of Elbit Systems Ltd. (Nasdaq: ESLT) represented approximately 19% of our total assets, the carrying value of our holdings in Given Imaging Ltd. (Nasdaq: GIVN) represented approximately 5% of our total assets, the carrying value of our holding (equal to its market value) in Partner Communications Company Ltd. (Nasdaq: PTNR) represented approximately 28% of our total assets and the carrying value of our holding in Oncura, Inc., through our subsidiary, Galil Medical Ltd., represented approximately 7% of our total assets. Any adverse change in the financial condition and results of operations of Elbit Systems, Given Imaging, Partner or Oncura may have a substantial negative impact on our assets.

Our performance significantly depends on the results of operations of companies in our group. Our results of operations are directly impacted by the results of operations of those companies whose financial results we report on an equity basis or which we consolidate. To the extent any of these companies have poor financial results our financial results will be negatively impacted. Many of these companies have not yet generated significant revenues, have incurred losses and have invested heavily in research, development and marketing of their products. We anticipate that the majority of these companies will continue to record losses in the future.

Our results may be affected by volatility in the securities markets. Securities markets in general are volatile, and in particular, with respect to high-technology companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to their operating performance, these companies may experience difficulties in raising additional financing required to effectively operate and grow their businesses. These difficulties and the volatility of the securities markets in general may also affect our and our group companies’ ability to realize investments, such as by selling holdings in these companies. Our financial results are directly impacted by our ability to conclude profitable “exit” transactions regarding certain of the companies in our group. If worldwide market conditions in the technology industry do not permit us to conclude these types of transactions, our results will be adversely affected.

Our market value significantly depends on the market values of publicly-traded companies in our group. Our market value is directly impacted by the market values of those companies in our group with shares traded in the public markets. To the extent that the share prices of any of these companies decline, our market value will be negatively impacted. In particular, we are affected by the price of shares of Elbit Systems, of which we hold approximately 20% of the outstanding shares, Partner, of which we hold approximately 9% of the outstanding shares, and Given Imaging, of which we beneficially own, as of June 23, 2004, approximately 20% of the outstanding shares, or approximately 15%, representing our direct holding and our share in the holding of RDC. If any of these companies experience difficulties in the future and their share prices decline, our market value could be adversely affected.

We may face difficulties in our ability to dispose of our shares in publicly traded companies in our group. Due the limitations of Rule 144 under the U.S. Securities Act of 1933, material non-public information to which we may become exposed due to our representation on the boards of directors of companies in our group, and contractual and legal limits on the tradability of the shares, we may face difficulties in our ability to dispose of our shares in publicly traded companies in our group at a time and in a manner we deem suitable.

The market price of our ordinary shares is subject to fluctuations. The market value of our ordinary shares has fluctuated over time. The following factors may significantly impact the market price of our ordinary shares:

•	the market price of our group companies which are publicly traded, in particular Elbit Systems, Partner and Given Imaging, which represent a substantial portion of our total assets;
•	our group companies, their competitors or other third parties announcing technological innovations, new products or earnings or losses;
•	periodic variations in results of operations and stock prices of our group companies;
•	factors that generally affect the market for stocks of medical device, defense, communications, semiconductor, software and advanced materials companies;
•	political, economic or other developments affecting Israel;

•	global economic and other external factors; and
•	quarter-to-quarter fluctuations in our financial results.

Many of our group companies may be unable to obtain future financing on favorable terms or at all. Many of our group companies have extensive research and development and marketing costs and limited revenues, if any. In order to succeed, these companies may require additional capital to fund these costs. If these companies are unable to obtain financing from their current shareholders, which may also include additional investments by us in these companies, or from new financing sources, their continued operations may be at risk. This would adversely affect our financial performance and results of operations.

New Bank of Israel regulations limit the ability of us and our group companies to borrow from Israeli banks. The Bank of Israel recently issued regulations regarding the lending limits of Israeli banks to companies and individuals considered to be in an affiliated group, which limits the amount available to us and to our group companies to borrow from such banks. We are part of the IDB affiliated group of companies which includes many Israeli companies, including our group companies, which require or which hold ownership interests in companies which require, extensive credit facilities from Israeli banks for the operation of their businesses. These new regulations result in difficulties for us and our group companies to operate our respective businesses as we have in the past.

The main technology markets, in which our group companies operate, have experienced a prolonged and severe downturn and although these markets are showing signs of recovery, it is difficult to predict the strength of the recovery or whether the downturn will re-occur. Our group companies are affected by the demand for the technologies and technology products they produce. The technology sector has experienced a prolonged and severe downturn, reflected in a steep decline in technology spending. As a result, the more mature companies in our group have experienced revenue declines, longer sales cycles and longer accounts receivable payment cycles and our early stage companies have experienced difficulties in raising the financing necessary for their development and growth. In addition, our group companies’ ability to reduce expenses during any period of a downturn in demand is limited because of the need for significant ongoing expenditures related to engineering, research and development and marketing. Although the technology markets are showing signs of recovery, it is difficult to predict the strength of the recovery and whether the downturn will re-occur. If the recovery of the technology markets does not continue or if the downturn re-occurs, our and group companies operations will be adversely affected.

We compete with other entities for acquisition and investment opportunities. As part of our overall strategy, we pursue acquisitions of, and investments in, Israeli companies and Israel-related technology companies. The success of a number of Israeli companies, particularly information technology, communication and medical device companies, has prompted potential investors to seek investment opportunities in Israel allowing many Israeli high-technology companies to gain direct access to Israeli and foreign public securities markets. We compete for acquisition and investment opportunities with other established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms. Our failure to consummate further acquisitions or investments in the future may hinder our ability to grow and could seriously harm our business, financial condition and results of operations.

There is no assurance that our subsidiary, RDC, or Rafael Armaments Development Authority will identify existing technology, or that Rafael Armaments Development Authority will develop new technologies for commercial exploitation in non-military markets. Our wholly-owned subsidiary, DEP Technology Holdings Ltd., or DEP, holds approximately 49.6% of the outstanding shares and effectively controls a majority of the voting power of RDC Rafael Development Corporation Ltd., or RDC, a joint venture between DEP and Rafael Armaments Development Authority Ltd., or Rafael. RDC has first rights to exploit commercially, technologies of Rafael for the development of products for use in non-military markets, which rights are dependent primarily upon RDC’s or Rafael’s identification of existing technologies, or the development by Rafael of new technologies, Rafael’s willingness to transfer the necessary human resources to develop and exploit commercially its technology in non-military markets, and RDC reaching agreement on the terms of any commercial exploitation. If Rafael or RDC do not identify existing technology, or Rafael does not develop new technology, for commercial exploitation in non-military markets, or if Rafael does not transfer the necessary human resources to develop and exploit commercially this technology in non-military markets, or if RDC does not reach agreement on the terms of any commercial exploitation, then we will not realize the full potential value of the joint venture agreement with Rafael, which could harm our ability to continue to grow and develop RDC.

Product liability claims could adversely affect the business results of our group companies operating in the medical device industry. Product liability is an inherent risk for our group companies operating in the medical device industry. A product liability claim, regardless of its merit or eventual outcome, could result in substantial costs to a group company and a substantial diversion of management attention. A product liability claim or any product recalls could also harm a group company’s reputation and result in a decline in revenues. Substantial damages awards have been made in some jurisdictions against medical device companies based upon claims for injuries allegedly caused by the use of their products. Although our group companies mitigate some of this risk through insurance, there can be no assurance that a future product liability claim or series of claims brought against our group companies would not have an adverse effect on their business or the results of operations.

Product regulation may adversely affect the ability of our medical device group companies to bring new products to market or to continue to supply existing products to the market. Our medical device group companies are subject to strict government controls on the development, manufacture, labeling, distribution and marketing of products. They must obtain and maintain regulatory approval for their products from regulatory agencies before products may be sold in a particular jurisdiction. Each regulatory authority may impose its own requirements and delay or refuse to grant approval, even though a product has been approved in another country. Regulatory delays, the inability to successfully complete clinical trials, claims and concerns about safety and efficacy, new discoveries, patents and products of competitors and related patent disputes and claims about adverse side effects are only a few of the factors that could adversely affect the realization of product registration. Noncompliance with applicable regulatory requirements can result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar regulatory actions which could limit product sales, delay or halt product shipment, delay new product clearance or approval, and adversely affect such group companies’ results of operations.

Because the medical device industry is litigious, our medical device group companies are susceptible to intellectual property suits that could cause the company to incur substantial costs or pay substantial damages or prohibit it from selling its product. There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from the company’s core business.

If our medical device group companies are unable to obtain reimbursement coverage from third-party healthcare payors for procedures using their products, or if reimbursement is insufficient to cover the costs of purchasing their products, demand for their products may be adversely affected. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for products produced by our medial device group companies, or if reimbursement is insufficient to cover the costs of purchasing our medical device group companies’ products or does not adequately compensate physicians and health care providers compared to alternative procedures, our medical device group companies may be unable to generate sufficient sales to support their businesses.

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

Our group companies may experience delays in product development. Companies in our group involved in technology product development may experience delays in development which may result in loss of, or delay in, market acceptance. Delays and difficulties associated with new product introductions or product enhancements could negatively impact the business, financial condition, prospects and results of operations of these companies and, as a result, our financial results.

Israeli government programs in which certain of our group companies part may be terminated or reduced in the future. In addition, the terms of such programs restrict the ability of our group companies to manufacture products and/or transfer technologies outside of Israel. Certain of our group companies participate in programs of the Israeli Chief Scientist’s Office and the Israel Investment Center, for which they receive grants and tax related and other benefits. The benefits available under these programs depend on our group companies meeting specified conditions. If our group companies fail to comply with these conditions, they may be required to pay additional taxes and penalties and be denied future benefits. We cannot assure you that these benefits will be available in the future at their current levels or at all.

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

We and our group companies may have difficulty retaining key employees. Our success and the success of our group companies depend, in large part, on a limited number of key management, scientific and technical personnel. In addition, future success will depend upon, in part, attracting and retaining highly qualified personnel. There can be no assurance that we or our group companies will be able to either retain present personnel or acquire additional qualified personnel as and when needed. The loss of the services of our key personnel or those of our group companies and the failure to attract highly qualified personnel may have a negative impact on our business.

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

•	unexpected changes in regulatory requirements;
•	the inability of our group companies, their subsidiaries and subcontractors to obtain export licenses;
•	imposition of tariffs and other barriers and restrictions;
•	burdens of complying with a variety of foreign laws;
•	political and economic instability;
•	changes in diplomatic and trade relationships; and
•	acts of terror.

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

Conditions in Israel may affect our operations and the operations of our group companies. We and most of our group companies conduct our principal operations in Israel, and therefore are directly affected by the political, economic, and military conditions affecting Israel and the Middle East. In particular, we could be adversely affected by:

•	any major hostilities involving Israel;
•	a full or partial mobilization of the reserve forces of the Israeli army;
•	the interruption or curtailment of trade between Israel and its present trading partners;
•	a significant increase in inflation;
•	a significant downturn in the economic or financial condition of Israel;
•	a significant downgrading of Israel’s international credit rating; and
•	labor disputes and strike actions.

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

Since September 2000, there has been a significant increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza including armed hostilities between Israel, the Palestinian Authority and other groups in the West Bank and Gaza Strip. There is no indication how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region could have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

Our and our group companies’ operations could be disrupted as a result of the obligation of key personnel in Israel to perform military service. All non-exempt male adult permanent residents of Israel under a specified age, as a general rule, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. Our operations and those of our group companies could be disrupted by the absence for a significant period of one or more of our or our group companies’ officers or employees. While we and our group companies have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise.

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

Risks Affecting Elron

We may be deemed to be an investment company under the Investment Company Act of 1940. Generally, a company must register under the Investment Company Act of 1940 and comply with significant restrictions on operations and transactions with affiliates if its investment securities exceed 40% of the company’s total assets, or if it holds itself out as being primarily engaged in the business of investing, owning or holding securities. The 1940 Act provides for various exemptions from the obligation to register thereunder, and in 1980 we received an order from the SEC declaring that we are not an investment company under the 1940 Act. If certain of our investments were to adversely affect our status under the 1940 Act, we might need to dispose of or acquire investments to avoid the requirement to register as an investment company on terms that may not be favourable to us. In addition, if we were deemed to be an investment company and therefore required to register as such under the 1940 Act, we would be unable to continue operating as we currently do, as a result of which our market value would be severely harmed.

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

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than the capital gain rate. In addition, both gains upon disposition and amounts received as distributions could be subject to an additional interest charge by the Internal Revenue Service. A determination that we are a passive foreign investment company could also have an adverse effect on the price and marketability of our shares.

We do not believe that we were a passive foreign investment company for 2003. However, since the determination of whether we are a passive foreign investment company is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a passive foreign investment company. Our analysis related to 2003 is based, among others, upon certain assumptions and methodologies with respect to the values that we have used, the appropriate value of our ownership interest in companies we held, and the manner in which we have allocated the value among our active assets and passive assets.

We cannot assure you that the Internal Revenue Service will not challenge our assumptions and methodologies. If there were such a challenge, we could be classified as a passive foreign investment company for 2003.

With respect to 2004 and subsequent years, the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. The tests are impacted by changes in value of our group companies which are difficult to predict. Accordingly, there can be no assurance that we will not become a passive foreign investment company in 2004 or subsequent years. (See “Item 10. Additional Information – Taxation – Federal Income Tax Considerations - Tax Consequences if we are a Passive Foreign Investment Company”.)

U.S. holders of our shares are urged to consult their tax advisors regarding the application of the passive foreign investment company rules.

One of our shareholders beneficially owns a substantial amount of our ordinary shares and may therefore, influence our affairs. As of May 31, 2004, Discount Investment Corporation Ltd., or DIC, beneficially owned an aggregate of approximately 38.5% of our ordinary shares and has the ability, in effect, to elect the members of our board of directors and to influence our business. In addition, Mr. Ami Erel, our Chairman, serves as President and Chief Executive Officer of DIC.

Risks Related to Our Holdings in Group Companies Representing the Largest Portion of Our Assets.

The carrying value of our holdings in our group companies, Given Imaging, Elbit Systems, Partner and Oncura, comprised in the aggregate approximately 59% of our assets as of December 31, 2003. The sections below summarize the main risks, the occurrence of which could materially adversely affect the results of operations, financial condition and business of these companies. With respect to our publicly traded companies, Given Imaging, Elbit Systems and Partner, the risk factor sections below have been condensed for the purposes of this Annual Report and the risks associated with these companies are more fully described in documents filed by Given Imaging, Elbit Systems and Partner respectively, with the SEC.

Risks Affecting Our Holdings in Given Imaging

As of December 31, 2003, the carrying value of our holding in Given Imaging represented approximately 5% of our assets. The following are risk factors associated with our holdings in Given Imaging and are in addition to the risk factors applicable to our medical device group companies and generally to our group companies:

Given Imaging’s quarterly financial performance is likely to vary in the future. Based on Given Imaging’s experience to date, it believes that many of its customers delay purchasing systems until the end of the fiscal quarter because they believe this will enable them to negotiate a more favorable price. Therefore, revenues from system sales may be concentrated at the end of each fiscal quarter making it difficult for Given Imaging to determine the success of each quarter until its end and resulting in lower than expected quarterly revenues if external or other events cause a large number of potential customers to defer their purchasing decisions even for a short period of time. Furthermore, Given Imaging believes that demand for systems and capsules may be affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions relating to systems due to summer vacations and patients are more likely to postpone non-essential diagnostic procedures until later in the year. Both of these factors may result in fluctuations in Given Imaging’s quarterly operating results.

Future sales of Given Imaging’s ordinary shares in the public market and low trading volume could adversely affect its share price. As of June 23, 2004, Given Imaging had approximately 27.3 million ordinary shares outstanding. Approximately 49% of these shares are available for resale subject, however, to volume limitations under Rule 144. Future sales of these shares, or the perception that these sales could occur, could adversely affect the market price of Given Imaging’s ordinary shares.

Given Imaging may incur future losses and be unable to achieve long-term profitability.

Given Imaging was formed in 1998 and recorded initial sales of the Given System in the third quarter of 2001. It has generated losses each year since inception and as of March 31, 2004, had accumulated losses of $59.2 million. Given Imaging has significant operating expenses and it anticipates that its operating expenses will continue to increase as it expands its sales, marketing and manufacturing capabilities, increases its research and development activities, conducts further clinical trials and seeks regulatory clearances to market and sell the Given System for use in other parts of the gastrointestinal tract and for new products.

Given Imaging is currently dependent on the Given System and the M2A Small Bowel Capsule for substantially all of its revenues. Sales of the Given System and the M2A Small Bowel Capsule currently account for substantially all of Given Imaging’s revenues and Given Imaging expects this trend to continue for the immediate future. As a result, if Given Imaging is unable to manufacture market or sell the Given System and the M2A Small Bowel Capsule, its financial condition and results of operations would be materially adversely affected.

If Given Imaging is unable to achieve broad penetration of the Given System among gastroenterologists, it will not be able maintain its current growth rate. Given Imaging commenced marketing the Given System in the United States and Europe in the second half of 2001 and as of March 31, 2004 sold a total of 1,771 systems worldwide. Given Imaging believes that the majority of its sales to date of the Given System were to physicians receptive to new technologies. In order for revenues from the Given System to continue to grow, Given Imaging must sell the Given System to other physicians who may be less inclined to adopt new technologies, and there must be an increased reimbursement for expanded indications.

Given Imaging’s future growth depends in part on its ability to market the Given System for a variety of disorders of the small intestine. The Given System has been cleared by the U.S. Food and Drug Administration, or FDA, for the detection of abnormalities of the small intestine. Use of the Given System is highly dependent on the availability of third party reimbursement. All of the reimbursement approvals that Given Imaging has received in the United States only cover use of the Given System for detection of suspected bleeding in the small intestine which represents a small part of the total population with suspected disorders of the small intestine. Given Imaging’s ability to expand the use of the Given System to other disorders of the small intestine depends substantially on its ability to demonstrate to additional governmental and private third-party payors the diagnostic and cost-effectiveness of the Given System for other disorders of the small intestine.

Given Imaging’s future growth also depends in part on its ability to expand the use of the Given System to, or introduce other products for use in, other parts of the gastrointestinal tract. The Given System is currently used to detect disorders in the small intestine. Given Imaging’s objective is to expand the use of the Given System to be used in the detection of abnormalities in other parts of the gastrointestinal tract, including the esophagus, the stomach and the colon. There can be no assurance of widespread market acceptance of the Given System as superior to existing technologies for detection of abnormalities in other parts of the gastrointestinal tract or that new capsule endoscopes will succeed in marketing and selling capsules for use in other parts of the gastrointestinal tract. Given Imaging recently developed an additional capsule endoscope for use with the Given System for detection of disorders in the esophagus. Given Imaging will be required to obtain FDA clearance in the United States and other regulatory approvals outside the United States before distributing this capsule for use in other parts of the gastrointestinal tract. If future clinical trials indicate that the Given System is not as clinically or cost-effective in these parts of the gastrointestinal tract as current methods, or that it causes unexpected complications or other unforeseen negative effects, Give Imaging may not obtain regulatory clearance to market and sell the Given System for use in other parts of the gastrointestinal tract or obtain reimbursement coverage, and its growth would be adversely affected.

Changes in healthcare system policies may make it difficult for physicians, hospitals and other healthcare providers to obtain full reimbursement for the purchase of, and procedures using, the Given System, which could adversely affect demand for the Given System. Many healthcare payors have adopted a managed care system in which they contract to provide comprehensive healthcare for a fixed cost per person, irrespective of the amount of care actually provided. Therefore, the amount of reimbursement provided may not be sufficient to encourage physicians to purchase or utilize the Given System. Given Imaging is unable to predict what changes will be made in the reimbursement policies of third-party payors. Given Imaging could be adversely affected by changes in reimbursement policies of governmental or private healthcare payors to the extent any such changes affect reimbursement amounts or methods for procedures in which the Given System is used.

Given Imaging will be required to increase manufacturing quantities of the Given System and could encounter manufacturing problems or delays that could result in lost revenue. If demand for the M2A Small Bowel Capsule continues to grow, Given Imaging may have to manufacture M2A Small Bowel Capsules in quantities exceeding its current manufacturing capacity. Given Imaging may be unable to establish or maintain reliable, high-volume manufacturing capacity and may encounter difficulties in scaling up production of the M2A capsules. If demand for the Given System exceeds its manufacturing capacity, Given Imaging could develop a substantial backlog of customer orders and its ability to generate revenues will be limited and its reputation in the marketplace may be harmed.

If Given Imaging or its distributors do not obtain and maintain the necessary regulatory approvals in a specific country or region, it will not be able to market and sell the Given System in that country or region. While the regulations of some countries do not impose barriers to marketing and selling the Given System or only require notification, others require that Given Imaging or its distributors obtain the approval of a specified regulatory body. Obtaining regulatory approvals is expensive and time-consuming, and Given Imaging cannot be certain that it or its distributors will receive regulatory approvals in each country or region in which it plans to market its product.

Given Imaging has experienced rapid growth and its failure to manage this growth could harm its business. Given Imaging’s revenues have grown rapidly, and it faces significant challenges and risks in building and managing its sales and marketing team, including managing geographically dispersed sales efforts and adequately training its sales people in the use and benefits of the Given System and managing its growth by implementing effective planning.

Given Imaging relies on local distributors to market and distribute its products. With the exception of Australia, France, Germany, Israel and the United States, Given Imaging relies on distributors for the marketing and distribution of the Given System. Given Imaging’s success in generating sales in countries or regions where it has engaged local distributors depends in part on the efforts of others whom it does not control. If a distributor is terminated by Given Imaging or goes out of business, Given Imaging’s ability to sell the Given System in that distributor’s country or region could be adversely affected. Following an agreement signed in May 2004, Given Imaging will now rely on InScope, a business division of Ethicon Endo-Surgery, a Johnson & Johnson company, to which Given Imaging has granted exclusive marketing rights, to market the M2A Esophageal Capsule following clearance from the FDA. The alliance is initially worldwide, excluding Japan but territories other than the United States may subsequently be excluded if InScope so elects by end of 2004, or if the parties have not agreed to commercial terms relating to such territories by the end of March 2005.

Given Imaging’s reliance on sole source suppliers could harm its ability to meet demand for the Given System in a timely manner or within budget. Given Imaging depends on sole source suppliers for some of the components necessary for the production of the Given System. Specifically, Micron Technology, Inc., through its Micron Imaging Group and other wholly-owned subsidiaries, is currently the sole supplier of the imaging sensor and the packaging for the sensor, and Asicom Technologies Ltd. is currently the sole supplier of the transmitter that is integrated into the M2A capsule. If the supply of these components is disrupted or terminated, or if these suppliers are unable to supply the quantities of components that Given Imaging requires, it may not be able to find alternative sources for these key components. Furthermore, in the event that the manufacturer of a key component of Given Imaging’s product ceases operations or otherwise ceases to do business with Given Imaging, it may not have access to the information necessary to enable another supplier to manufacture the component.

Risks Affecting Our Holdings in Elbit Systems

As of December 31, 2003, the carrying value of our holdings in Elbit Systems represented approximately 19% of our assets and a significant source of income for the year then ended. The following are risk factors associated with our holdings in Elbit Systems and are in addition to the risk factors applicable generally to our group companies:

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

Elbit Systems’ revenues depend on obtaining follow-on business. Follow-on orders are important because Elbit Systems’ contracts are for fixed terms. These terms may be up to five years or more, particularly for contracts where the customer has options to purchase additional items. In addition, when Elbit Systems has supplied a system for a defense platform, it often has the potential to supply other items for that platform. If a customer is dissatisfied with Elbit Systems’ performance on a particular program or if the customer’s priorities change, it could negatively effect Elbit Systems’ ability to receive follow-on business. The inability to obtain follow-on business could result in a loss of revenues if revenues from the award of new contracts do not offset the loss of follow-on business.

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

Elbit Systems faces risks of changes in costs under fixed price contracts. Most of Elbit Systems’ contracts are fixed-price contracts, as opposed to cost-plus or cost-share type contracts. Generally, a fixed-price contract price is not adjusted as long as the work performed falls within the original contract scope. Under these contracts, Elbit Systems often assumes the risk that increased or unexpected costs may reduce profits or generate a loss. However, long-term contracts sometimes allow for price escalations based on specific labor and material indices. The risk can be particularly significant under a fixed-price contract involving research and development for new technology. The frequent need to bid on fixed price programs before completing the necessary design may result in unexpected technological difficulties and cost overruns. In addition, although Elbit Systems has extensive experience in these types of programs, there is difficulty in forecasting long-term costs and schedules and the potential obsolescence of products or components related to long-term fixed price contracts.

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

Elbit Systems may experience production delays or liability if suppliers fail to make timely deliveries. The manufacturing process for some of Elbit Systems’ products consists in large part of the assembly, integration and testing of purchased components. Although Elbit Systems generally can obtain materials and purchase components from a number of suppliers, some components are available from a small number of suppliers. In a few cases, Elbit Systems works with effectively sole source suppliers. If a supplier should stop delivery of such components, Elbit Systems would probably be able to find other sources, however, this could result in added cost and manufacturing delays. Moreover, if Elbit Systems’ subcontractors fail to meet their design, delivery schedule or other obligations Elbit Systems could be held liable by its customers and therefore Elbit Systems attempts to impose liability on its subcontractors on a “back-to back” basis. There is no assurance Elbit Systems would be able to obtain full recovery from its subcontractors for those liabilities. In addition, when Elbit Systems acts as a subcontractor, the failure or inability of the prime contractor to perform its contract with the customer may affect Elbit Systems’ ability to obtain payments under its subcontract.

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

Reduction in Israeli Government spending or changes in priorities for defense products may adversely affect Elbit Systems’ earnings. The Israeli Government may reduce its expenditures for defense items or change its defense priorities in the coming years. Over the last year, the Israeli Government budget approval process has been extended. Also, the overall budget as well as the IMOD NIS budget, have been subject to overall reductions as part of an economic reform initiative. To date, Elbit Systems’ current programs have not been impacted by such reductions, however, there is no assurance that its programs will not be affected in the future. If there is a reduction in Israeli Government defense spending for Elbit Systems’ programs or a change in priorities to products other than those of Elbit Systems, its revenues and earnings could be reduced.

Risks Affecting Our Holdings in Partner

As of December 31, 2003, the carrying value of our holding in Partner equal to the then market value of our holdings in Partner represented approximately 28% of our assets. The following are risk factors associated with our holdings in Partner and are in addition to the risk factors applicable generally to our group companies:

We may be forced to reduce our indirect ownership percentage in Partner under terms that may not be optimal to us. The Israeli Ministry of Communications has imposed limitations on the disclosure of information concerning Partner to certain of our direct and indirect shareholders that also have an interest in Cellcom Israel Ltd., another Israeli cellular operator. The Ministry of Communications has also required that certain individuals who hold offices associated with Cellcom resign as directors in Elbit and us. In addition, the Ministry of Communications has required all of our officers and employees to sign non-disclosure undertakings regarding the transfer of information relating to Partner. In the event that these requirements are not complied with at any future time, the Ministry of Communications is entitled to require that our beneficial ownership in Partner be reduced to below 5%. The price of Partner’s ordinary shares is subject to fluctuation, and, therefore, there can be no assurance that the possible sale of certain of our holdings in Partner at the request of the Ministry of Communications will be on terms beneficial to us.

We are restricted in our ability to freely dispose of our holdings in Partner. All of our shares of Partner are pledged in favor of a consortium of banks as security by us and Partner’s other original shareholders for Partner’s obligations under its credit facility with the banks, each pro rata to its respective holding at that time. As of December 31, 2003, the total amount of Partner’s facility with the banks was $683 million of which $282 million was available for future drawdown. Should Partner default on its obligations to the banks, the banks would be entitled to exercise their rights against us under the pledge and seize our shares of Partner in satisfaction of Partner’s obligations under its credit facility, which would severely harm the value of our assets.

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

Pursuant to the relationship agreement between the original shareholders of Partner, each Israeli party to the relationship agreement, including us, has undertaken to maintain such portion of the shares as is necessary to ensure that at least 20% of the shares are held by citizens and residents of Israel. The relationship agreement requires that the original shareholders continue to hold an aggregate of at least 51% of Partner’s ordinary shares.

These restrictions limit our ability to freely dispose of our shares in Partner, as a result of which our results of operations may be negatively affected.

Partner operates in a highly regulated telecommunications market which limits its flexibility to manage its business. In particular, the regulator’s decisions, including those relating to tariffs, may materially adversely affect its results of operations. Partner’s business is subject to government regulation regarding licensing, competition, frequency allocation and costs and arrangements pertaining to interconnection and leased lines. Partner’s business and operations could be adversely affected by changes in laws, regulations or government policy affecting its business activities, such as decisions by the regulator increasing the rate of royalties to be paid to the State of Israel, enlarging the types of revenues which the royalties apply to, setting policies and imposing new regulations governing electronic trade and m-commerce, or further reducing call or Short Message Service, or SMS, termination tariffs, as well as the amendment or revocation of its license.

Partner expects its subscriber growth rate, and consequently its revenue growth rate, to slow because Israel’s mobile telephone market is highly penetrated, making it difficult to obtain new subscribers. At December 31, 1998, prior to Partner’s full commercial launch, approximately 35% of the Israeli population had mobile telephones. At December 31, 2003, that percentage was estimated to be 99%, although this includes dormant subscribers as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, new immigrants, and foreign workers. Because the Israeli market for mobile telephones is highly penetrated, future demand for Partner’s services may not develop at the same rate as it has in the past, and depends largely on Partner’s ability to retain existing subscribers in its network and to attract subscribers from the other mobile telephone network operators. While Partner’s market share, based on internal estimates, has increased from approximately 13% of Israeli mobile subscribers at December 31, 1999 to approximately 31% at December 31, 2003, Partner’s market share growth was slower during 2003 than in 2002 and Partner expects this trend to continue into 2004.

Competition from existing competitors may require Partner to reduce its tariffs, increase its subscriber acquisition costs and customer retention costs and increase its churn rate. Partner was the only GSM network operator in Israel until the second half of 2002. Cellcom then began providing GSM 1800 services. As a result of the increased competition, Partner has lost and does not expect to regain a material part of its revenues from roaming services offered to GSM subscribers visiting from abroad and Israelis traveling abroad. In addition, because of the relative ease of switching between GSM network operators, Partner has already faced and may continue to face an increase in our churn rate and may be forced to increase its customer retention costs, including subsidies towards upgrades of subscribers’ handsets, in order to retain its subscribers. These developments may adversely affect its market share, financial condition and results of operations.

During 2003, Cellcom and Pelephone Communications Ltd., or Pelephone, launched new technologies enabling faster transfers of data. If Cellcom or Pelephone successfully maximizes the potential of these technologies before Partner successfully launches Universal Mobile Telecommunications System, or UMTS, third generation technology, or if any of Partner’s competitors successfully launches third generation services before Partner does, Partner will be at a competitive disadvantage.

Partner also competes with Bezeq, which is the only incumbent public fixed-line operator in Israel. In addition, a company jointly owned by the three cable companies in Israel recently received a fixed-line telephone service license. Partner may also face competition from additional fixed-line operators, if additional fixed-line licenses are granted. If any of Partner’s existing competitors is granted a fixed-line telephone service license or acquires or cooperates with a fixed-line operator, Partner may be at a competitive disadvantage relative to those operators who may be able to offer combined packages of fixed-line, mobile telephone and other telecommunication services. The Ministry of Communications may also choose to grant additional mobile telephone operator licenses, which may further intensify competition in the mobile market in Israel.

Increased competition may require Partner to increase its subscriber acquisition costs and customer retention costs. Competition may also limit Partner’s ability in the future to increase tariffs, or cause Partner to reduce tariffs.

Risks and uncertainties in connection with UMTS third generation technology mean that Partner may not make an economic return on its investment in acquiring UMTS third generation spectrum, establishing a UMTS third generation network, or developing UMTS third generation services. The technology for new UMTS third generation services has not yet been fully developed by the limited number of suppliers of the handsets, network equipment and software to be used by Partner and its competitors in providing UMTS third generation services. Partner has selected Nortel Networks to supply the infrastructure necessary to build out its UMTS third generation network. If Nortel or other suppliers do not provide reasonably priced devices, technologically proven network equipment and software with sufficient functionality or speed or if they experience delays in the delivery or functional deployment of such devices and related network equipment or software, Partner’s ability to develop its UMTS third generation network and its customers’ ability to access it, will be impaired. There is no assurance that subscribers will adopt UMTS third generation services or that the revenue generated from these services will justify the costs involved in establishing and operating Partner’s UMTS third generation network.

A deterioration in the economic conditions in Israel may adversely affect Partner’s financial condition and results of operations. Partner is incorporated and based in, and currently derives almost all its revenues from markets within, the State of Israel. Deterioration in the economic conditions in Israel may adversely affect usage patterns of Partner’s services and the ability of its customers to pay for its services, which would adversely affect its financial condition and results of operations. Such deterioration may also cause Partner to delay its future investments and its launch of UMTS third generation technology, also known as Wideband Code Division Multiple Access, or W-CDMA technology. In addition, deterioration in the economic conditions in Israel may also affect the ability of Israeli banks to provide Partner with financing under its current credit facility and additional financing on reasonable terms and conditions, should the company need it in the future.

The telecommunications industry is subject to rapid and significant changes in technology which could reduce the appeal of Partner’s services. The effect of emerging and future technological changes on the viability or competitiveness of Partner’s network cannot be accurately predicted. Partner cannot assure you that the technologies it employs or intends to employ, including UMTS third generation technology, will not become obsolete or subject to competition from new technologies in the future.

If Partner does not implement successfully a new national mobile phone numbering plan, which came into effect in April 2004, it may experience a failure or disruption of its critical information technology, core network or value added services systems, including its billing system, which could adversely affect its operations and our financial results. The Ministry of Communications has instructed all mobile network operators to implement a new national numbering plan, which gives each mobile network operator a single prefix, and adds a new digit to the beginning of each subscriber’s current number. The new plan came into effect on April 20, 2004. Implementing the new numbering plan involves changes in most of Partner’s information technology, core network and value added services systems. A failure or disruption of any critical information technology, core network or value added services system, including Partner’s billing system, may adversely affect its financial and operational performance.

Partner’s credit facility and its indenture each contain a number of restrictions and obligations that limit its operating and financial flexibility. Partner’s credit facility and the indenture governing its notes each contain a number of financial, operating and other obligations that limit its operating and financial flexibility. There can be no assurance that such obligations will not materially adversely affect Partner’s ability to finance its future operations, or the manner in which Partner operates its business. In particular, any non-compliance with performance-related covenants and other undertakings under Partner’s credit facility or indenture could result in an acceleration of its outstanding debt under the credit facility and the indenture and restrict its ability to draw additional funds.

Partner’s substantial leverage could adversely affect its financial health. Partner is highly leveraged. At December 31, 2003, its total long-term indebtedness was approximately NIS 2,454 million ($560 million). This debt represented approximately 69.5% of Partner’s total capitalization (bank loans plus notes payable, net of capital deficiency) at December 31, 2003. Partner’s substantial debt could adversely affect its financial health by, among other things:

•	increasing its vulnerability to adverse economic conditions or increases in prevailing interest rates;
•	limiting its ability to obtain the additional financing it needs to operate, develop and expand its business;
•	requiring it to dedicate a substantial portion of its cash flow from operations to service its debt; and
•	exposing it to the effects of foreign exchange fluctuations on its obligations under its notes.

Partner may not be able to make its debt payments in the future. If Partner is unable to generate sufficient cash flow from operations to meet principal and interest payments on its debt, it may have to refinance all or part of its indebtedness. Partner cannot ensure that any such refinancing would be possible on terms that it could accept or that it could obtain additional financing.

Partner has had difficulties obtaining some of the permits for which it has applied, and has not yet applied for other permits that are required for the erection of its antenna sites. These difficulties could continue and therefore affect Partner’s ability to erect or maintain antenna sites. This could have an adverse effect on the extent, quality and capacity of its network coverage which could prevent it from achieving or maintaining the network coverage and quality requirements contained in its license and adversely affect its business.

There are alleged health risks related to antenna sites and the use of mobile telecommunications devices, including handsets, which could expose us to liability and lead to reduced usage of mobile phones or increased difficulties in obtaining sites or permits to erect sites for base stations. Partner is aware of recent allegations that there may be health risks associated with the effects of electromagnetic signals from antenna sites and from mobile telephone handsets and from other mobile telecommunications devices. In the construction and operation of Partner’s base stations, Partner observed the standards established by the International Radiation Protection Agency, which sets guidelines for the safe exposure level for all uses of radio spectrum. These standards have been adopted by the Israeli Ministry of the Environment.  Partner has received type approval from the Israeli Ministry of Communication for all of the handsets and other terminal equipment it sells. The Israeli Ministry of the Environment also has authority to regulate the sale of handsets in Israel. However, in accordance with the current practice among mobile telephone operators in Israel, Partner has not obtained approvals or exemptions from the Israeli Ministry of the Environment for the handsets it provides because, to date, neither the Israeli Ministry of the Environment nor the Ministry of Health has issued standards for the permitted level of radiation emissions from handsets.

While there is currently no substantiated link between exposure to electromagnetic signals at the level transmitted by Partner’s base transceiver stations and its mobile telephone handsets and long-term damage to health, the actual or perceived health risks of mobile telephone communications devices could adversely affect Partner through a reduction in subscribers, reduced usage per subscriber, increased difficulty in obtaining sites for base stations, and exposure to potential liability. Furthermore, Partner is unable to obtain insurance with respect to such liability.

Partner is dependent upon its ability to interconnect with other telecommunications carriers. It also depends on Bezeq for transmission services. The failure of these carriers to provide these services on a consistent basis could have a material adverse effect on Partner.

Partner may be required in the future to offer access to its network infrastructure to other operators. This may lower the entry barriers for potential new competitors and adversely affect Partner’s financial condition and its ability to provide services to its subscribers. Under the Communications Law (Telecommunications and Broadcasting), 1982, the Ministry of Communications has the power to require Partner, like the other telephone operators in Israel, to offer access to its network infrastructure to other operators, although the Ministry of Communications has not required Partner to do so yet.

Partner can only operate its business for as long as it has a license from the Ministry of Communications. Partner conducts its operations pursuant to a general license granted to it by the Ministry of Communications on April 7, 1998. Partner’s license has been extended until February 2022. Partner has provided a bank guarantee to the Ministry of Communications in the amount of $10 million to guarantee its performance under its license. If Partner are found to be in material breach of its license, the guarantee may be forfeited and its license may be revoked.

Partner’s telecommunications license imposes certain restrictions on who can own its shares. If these restrictions are breached, Partner could lose its license. As with other companies engaged in the telecommunications business in Israel, Partner’s license requires that, at a minimum, 20% of the economic and voting interest, and certain other defined means of control, of the company be owned by Israeli citizens and residents.

There is a risk that Partner’s investment in Matav may not happen. On March 15, 2004, Partner announced that it had entered into a non-binding memorandum of agreement with Matav Cable Systems Media Ltd., or Matav, and its shareholders, to invest $137 million in Matav for approximately 40% share of Matav’s equity. The memorandum of agreement was subject to approval of the parties’ respective boards of directors, as stipulated in the memorandum of agreement, and other necessary corporate approvals. On May 14, 2004, Partner announced that, the time framework set for the execution of a definitive agreement to acquire holdings of Matav had expired. There can be no assurance that the transaction will be completed. In that event the transaction may not be completed, and the anticipated benefits of the transaction will not be realized, Partner may be at a competitive disadvantage to any competitor that is able to offer both the mobile telephone and fixed line services. Further, if a definitive agreement is ultimately signed, its terms may be materially different from those set out in the memorandum of agreement.

Risks Affecting Our Holdings in Oncura

As of December 31, 2003, the carrying value of our holdings in Oncura, through our subsidiary, Galil Medical, represented approximately 7% of our assets. The following are the most significant risk factors associated with our holdings in Oncura and are in addition to the risk factors applicable to our medical device group companies and generally to our group companies:

Oncura may face integration risks. Oncura was formed as the result of the merger completed on July 1, 2003 between the urology business of Galil Medical, and the brachytherapy urology business of Amersham, plc, a subsidiary of General Electric Company (NYSE: GE) conducted through Mediphysics, or MPI, a wholly owned subsidiary of Amersham. Galil Medical and MPI hold 25% and 75% respectively of Oncura. At the time of its formation and through the present, Oncura has placed significant reliance on its shareholders and their affiliates for the provision of certain manufacturing, customer service, research and development and other administrative services. Although Oncura has long-term services agreements with its shareholders, it is in the process of creating its own management and information systems infrastructure to perform these services internally. Failure to successfully establish, integrate and manage these services internally could have a material adverse effect on Oncura’s business, financial condition and results of operations and on our results of operations.

Oncura expects to derive a significant portion of its future revenues from its cryotherapy products, which could fail to achieve broad market acceptance or generate significant revenue growth. Oncura expects that revenues from its cryotherapy products will grow significantly over time. Accordingly, Oncura’s success is in large part dependent on acceptance by physicians and patients of its cryotherapy products. Although cryotherapy has existed for many years, it has not been widely accepted due to a variety of factors including concerns over the safety and efficacy of the technology and the availability of alternative therapies. If Oncura’s cryotherapy products do not achieve broad market acceptance, Oncura may not be able to achieve the revenue growth necessary to achieve and maintain profitability.

Oncura is dependent on its two shareholders, MPI and Galil Medical to manufacture a majority of its products and the loss of either of these suppliers could harm its business. Oncura depends primarily on MPI and Galil Medical for manufacturing its products. Although Oncura has long-term supply agreements with each of MPI and Galil Medical, its business could be seriously harmed if it were unable to maintain these relationships or if MPI or Galil Medical were unable to continue to manufacture the company’s products.

Oncura relies on MPI and its affiliates to market and distribute its products in certain markets. Oncura is currently heavily dependent on MPI to distribute its products in many of its markets. It is in the process of establishing its own, independent distribution network in most of its major markets. However it may take time in certain markets to establish necessary legal entities and to obtain trading and regulatory licenses required to independently distribute its products. Although Oncura has long-term distribution agreements with MPI its business could be adversely affected if it were unable to maintain these relationships or if MPI was unable to continue to distribute Oncura’s products.

Item 4.	Information on the Company
A.	History and Development of the Company

We are a multi-national high technology operational holding company that operates through our group companies in two reportable segments namely: (i) the systems and projects segment through Elron TeleSoft; and (ii) other holdings and our corporate operations, which includes our holdings in our group companies, engaged in various fields of advanced technology, and our corporate operations, which provide strategic and operational support to our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, advanced defense electronics, communications, semiconductors, software products and services and advanced materials. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off. Our group companies include both publicly traded and privately held companies.

In addition, some of our group companies grew out of our subsidiary, RDC, a joint venture with Rafael, the largest research and development organization of Israel’s Ministry of Defense. RDC was established pursuant to a joint venture agreement entered into in July 1993 for the purposes of exploiting Rafael’s technology in non-military markets. RDC has first rights to exploit commercially technologies of Rafael in non-military markets, which rights are dependent primarily upon RDC’s identification of new and existing military technology developed by Rafael, for commercial exploitation in non-military markets. Potential projects and opportunities are identified through mutual cooperation and ongoing liaison between RDC and their professional advisors and members of Rafael’s research and development team. Following the identification of a project, RDC commercially exploits the project, initially using its own finance and management resources and thereafter obtains external financing. Given Imaging (Nasdaq:GIVN) and Galil Medical are examples of companies that grew out from this cooperation with Rafael.

We expect to continue to build and realize value for our shareholders through the sale of a portion or all of our holdings in, or the issuance of shares by any of our group companies to third parties, while simultaneously pursuing the acquisition of, or investment in, new and existing companies and building our group companies. We believe that this strategy provides the ability to increase shareholder value as well as capital to support the growth of our group companies.

During May 2002, we completed our merger with Elbit and the purchase of the remaining shares of DEP, a technology holding company, from DIC, our controlling shareholder. Following the merger with Elbit and the share purchase of DEP, Elbit and DEP became our wholly-owned subsidiaries and our holdings include direct and indirect holdings through Elbit, DEP and DEP’s subsidiary, RDC, in which DEP holds approximately 49.6% of the outstanding shares and is entitled to appoint the majority of the members of RDC’s board of directors and effectively controls the majority of the voting power of RDC.

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

Both our legal name and our commercial name is Elron Electronic Industries Ltd. We were incorporated in Israel in 1962 under the name of Elron Electronic Industries Ltd. The principal legislation under which we operate is the Israeli Companies Law, 1999. Our shares are publicly traded on Nasdaq National Market under the symbol “ELRN” and on the Tel Aviv Stock Exchange. Elron’s corporate headquarters and registered office is located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: elron@elron.net. Our web site address is www.elron.com. Information contained on our web site is not part of this Annual Report.

The following are significant transactions and events which we and our group companies have completed or which took place since January 1, 2003:

•	New Investment in Notal Vision

In January 2003, we completed a new investment of $2.0 million in Notal Vision, an Israeli medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD) for an approximately 24% ownership interest. Our investment formed part of an aggregate investment by other investors in Notal of approximately $4.5 million, including an investment by an existing shareholder, Innomed Ventures (Israel) L.P., in which we also hold an interest.

In June 2004, we invested an additional amount of $0.4 million as part of an aggregate follow on investment in Notal by existing shareholders in the aggregate amount of approximately $1.0 million. Following this transaction, our ownership interest in Notal increased to approximately 26%.

•	Galil Medical and Amersham Health Plc merge urology therapy units

On July 1, 2003, the merger between the urology business of our subsidiary, Galil Medical, and the brachytherapy business of Amersham plc (LSE, NYSE, OSE: AHM), a subsidiary of General Electric Company (NYSE:GE), was completed. According to the merger agreement, a new company, Oncura, Inc., was incorporated. Oncura provides minimally invasive treatment options for prostate cancer using brachytherapy (radio-active seeds) and cryotherapy (hyper-cooling) technologies. At the closing, Amersham, through its subsidiary, MPI, and Galil Medical each contributed the related operations and assets necessary for Oncura to conduct the brachytherapy business and the cryotherapy business, respectively, in the urology field, and in exchange for such assets, MPI received 78% and Galil Medical received 22%, of the outstanding shares of Oncura. In addition, at the closing, Galil Medical purchased 3% of Oncura from MPI in consideration for $4.5 million in cash, which was paid in full as of April 26, 2004, resulting in Galil Medical’s aggregate ownership interest of 25% of Oncura. In addition, Galil Medical has an option to purchase an additional 3% of Oncura from MPI in consideration for $5.4 million, exercisable until 45 days following the closing of an initial public offering of Oncura. As a result of the transaction, a gain in the amount of $21.2 million was recorded in 2003. Our share in this gain (net of minority interest and income taxes) amounted to $4.4 million.

•	Sale of Shares of Given Imaging by RDC

In 2003, RDC sold, in a series of transactions, 753,600 shares of Given Imaging for a total consideration of approximately $7.8 million, resulting in a gain of approximately $4.4 million ($0.1 million net of tax and minority interest).

•	Purchase of Shares of Given Imaging from RDC

On May 12, 2003, a Share Purchase Agreement was signed between RDC, Elron and Rafael, according to which, RDC sold two million unregistered shares of Given Imaging to Elron and Rafael (one million each) for a total consideration of $12.2 million. RDC used $5.0 million of the proceeds to repay shareholders’ loans to Rafael and Elron. This transaction did not have any effect on our consolidated results of operations.

As a result of both the sale of shares of Given Imaging by RDC and our purchase of shares of Given Imaging described above, our beneficial holding in Given Imaging was reduced from approximately 30% to approximately 23% as of December 31, 2003.

•	Sale of approximately 6.3 million Shares of Partner

In the second and third quarters of 2003, we sold, in a series of transactions, an aggregate amount of approximately 6.3 million shares of Partner to Israeli institutional investors for approximately $29.3 million, as a result of which we recorded in 2003, an aggregate gain, net after tax, of approximately $7.1 million. As a result of the above sales, Elron’s beneficial holding in Partner was reduced from approximately 12% to approximately 9%.

•	Investment in Oren Semiconductor

In July 2003, we invested $3.0 million in Oren Semiconductor, as part of an aggregate investment of $8.0 million from existing shareholders and from Zoran Corporation (Nasdaq: ZRAN). In addition to this investment, we and other existing shareholders converted all the loans previously granted to Oren, in the amount of approximately $8.4 million, of which our part was approximately $4.4 million. Following the investment and the loan conversion, our interest in Oren increased from 17% to approximately 41%.

•	Investment in Wavion, Inc.

During 2003, we invested $3.0 in Wavion in consideration of Series B preferred shares, out of an aggregate amount of $12.5 million raised by Wavion in a private placement from us and new investors. In addition to this investment, we converted the loans previously advanced to Wavion in the aggregate amount of $1.5 million into Wavion preferred stock. As a result, our ownership interest in Wavion decreased from 45% to approximately 38%.

•	Sale of Elron SW (formerly Elron Software, Inc)

On September 2, 2003, our subsidiary, Elron SW Inc. (“ESW”), sold substantially all of its assets and business to Zix Corporation (Nasdaq: ZIXI) (“Zix”), a global provider of e-messaging protection and transaction services, in consideration for 1,709,402 shares of Zix’s common stock, then with a market value of approximately $6.0 million and a 5.75% convertible note (“the Note”) of $1.0 million. Of the 1,709,402 shares of Zix common stock, ESW undertook to grant a beneficial interest in approximately 85,000 common shares to certain of its former employees in recognition of services rendered to ESW. In addition, Zix assumed certain liabilities of ESW in the net amount of approximately $1.0 million. Simultaneously with the closing of the sale, we purchased the 1,709,402 shares of Zix common stock and the Note from ESW for approximately $6.2 million, based on the principal amount of the Note and the last closing sale price of the Zix Shares on the Nasdaq National Market prior to the closing. The transaction resulted in a gain of approximately $4.1 million.

The Note was converted into 262,454 shares of Zix Common stock, in the fourth quarter of 2003.

As of June 21, 2004, we sold 1,751,383 shares of Zix (including 262,454 shares resulting from the conversion of the Note) in consideration of approximately $16.0 million, and recognized an aggregate gain of approximately $9.8 million ($6.5 million net of tax). As of June 21, 2004, the remaining shares of common stock held by us constitute less than 1% of the outstanding share capital of Zix.

•	Sale of MediaGate assets and business.

On January 28, 2004, our subsidiary MediaGate, completed the sale of its technology and related intellectual property assets to Telrad Networks Ltd. (“Telrad”). Telrad is an Israeli corporation providing telecommunications solutions in a wide range of areas to many countries in Latin America, Africa, Eastern Europe and Asia Pacific. According to the agreement, the consideration for the technology is in the form of future royalties, up to a maximum of $5.0 million, to be paid on future sales through December 31, 2009, of products that are based on MediaGate’s technology. The royalties range from 5% of sales in 2004 to 15% of all sales in 2009 and are pledged in favor of MediaGate’s lending bank up to an amount of $2.6 million.

•	Sale of KIT eLearning (“KIT”).

In March 2004, KIT, a provider of online academic programs, in which we held a 45% ownership interest, was sold to Online Higher Education, a subsidiary of Laureate Education, Inc. (Nasdaq: LAUR) (Laureate) (formerly known as Sylvan Learning Systems, Inc.), a global leader in higher education, for an immediate cash payment of $9.4 million and a future payment of up to an additional $10.0 million based on future earnings of KIT in 2006 and 2007. The other selling shareholders of KIT are our controlling shareholder, DIC and Kidum IT Ltd., a privately held Israeli company. From the $9.4 million immediate proceeds of the sale, we received an amount of approximately $5.7 million and we recorded a gain of approximately $5.3 million.

•	NetVision Request for Public Offering.

On March 30, 2004, NetVision Ltd., one of Israel’s largest Internet service providers (ISP), in which we hold approximately 46% of the outstanding shares , filed a request with the Israeli Securities Authority and the Tel Aviv Stock Exchange (“TASE”) for a proposed public offering of its shares on the TASE. The other major shareholder of NetVision is our controlling shareholder, DIC, which also holds 46% of NetVision, following DIC’s purchase of the NetVision shares from Tevel, in March 2004. The request is a preliminary step in the proposed offering and there is no assurance that the proposed offering will take place.

•	Investment in ChipX (formerly Chip Express)
In March 2004, ChipX, a manufacturer of late-stage programmable application-specific integrated circuits, or structured ASICs, raised $12.0 million in a private placement, in which we invested approximately $2.6 million. Following the investment, our holding in ChipX decreased from approximately 36% to approximately 27%.
•	Given Imaging Completes Secondary Offering

On June 23, 2004, Given Imaging completed its secondary public offering of 2,880,750 ordinary shares at $32.00 per share of which 1,500,000 were sold by Given Imaging and 1,380,750 (including 375,750 in overallottments) were sold by selling shareholders including 300,000 ordinary shares by our 49.6% owned subsidiary, RDC. Given Imaging received net proceeds from the offering of approximately $44.1 million. We also hold a direct interest in Given Imaging, but did not participate in the offering.

As a result of the sale of Given Imaging’s shares by RDC and the decrease in our direct and indirect interest (through our holdings in RDC) in Given Imaging from approximately 16% to approximately 15%, we will record a gain, net of tax and minority interest, in the second quarter of 2004, of approximately $6.5 million.

The following are the significant investments and divestitures which we and companies in our group completed in 2001 and 2002:

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

On May 15, 2002, we completed our merger with Elbit Ltd., in which we previously held 44% of the outstanding shares. Pursuant to the Agreement and Plan of Merger signed on October 31, 2001, Elbit merged with us and we issued to Elbit’s shareholders (other than us) approximately 5,617,601 of our shares, based on an exchange ratio of 0.45 of one of our ordinary shares for each ordinary share of Elbit. The value of our ordinary shares issued amounted to approximately $70.2 million. The merger was approved by our and Elbit’s shareholders, creditors and optionholders on April 28, 2002 and April 29, 2002, respectively, and by the District Court of Tel-Aviv-Jaffa. At the end of trading on May 15, 2002, Elbit’s shares ceased trading on Nasdaq and the TASE.

•	DEP Share Purchase

On May 6, 2002, we completed the share purchase of DIC’s shares in DEP, a technology holding company in which we previously held 33% of the outstanding share capital. Pursuant to the share purchase agreement signed on November 19, 2001 with DIC, we issued 2,261,843 ordinary shares to DIC in exchange for all of the shares held by DIC in DEP, representing 67% of the outstanding share capital of DEP, and DIC’s rights to loans provided by DIC to RDC. The aggregate value of our ordinary shares issued amounted to approximately $29.5 million. The transaction was approved by our shareholders at a special meeting held on April 28, 2002.

•	Acquisition of controlling interest in Galil Medical Ltd.
During 2002, we and RDC converted notes of Galil Medical Ltd. or Galil, in the amount of approximately $3.2 million which were granted during November and December of 2001, into preferred shares.
In addition, we and RDC together invested in convertible notes of Galil an amount of approximately $3.7 million and $5.7 million in 2002 and 2003, respectively.

On June 27, 2002, we purchased an additional 10.75% of Galil’s outstanding shares from Lumenis Ltd., in consideration for $0.8 million. In the same transaction, DIC also purchased an additional 10.75% of Galil’s outstanding shares from Lumenis under the same terms and conditions.

As a result of these transactions, our ownership interest increased to approximately 15% directly and approximately 37% indirectly through RDC, as of June 27, 2002, thereby giving us directly and indirectly, through RDC, a controlling voting interest in Galil. Accordingly, Galil’s financial results were consolidated with our results of operations subsequent to June 30, 2002.

•	Investment in A.M.T. Advanced Metal Technologies Ltd.

In August 2002, we completed a new investment of approximately $5.0 million in convertible notes of AMT, an Israeli private company which develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, as methods and solutions for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products, and Confirm Technologies Ltd. (formerly A.C.S. Advanced Coding Systems Ltd.), which develops, markets and sells products using amorphous materials for brand protection against counterfeiting and anti-shoplifting electronic article surveillance. The investment formed part of an aggregate investment in AMT of approximately $8.7 million, of which the existing shareholders of AMT invested $3.7 million. The convertible notes are convertible into preferred shares of AMT or its group companies. As a result of the investment, Elron held approximately 28% of AMT on a fully diluted and as converted basis.

•	Sale of Elbit Vflash

On September 23, 2002, Elbit VFlash, a wholly-owned subsidiary of Elbit, sold a significant portion of its assets to 24/7 Real Media Inc., or 24/7 (Nasdaq: TFSM), in exchange for 4,100,000 shares of common stock of 24/7. 24/7 provides marketing and technology solutions to online marketers and publishers. Of the 4,100,000 shares of common stock of 24/7 it received, Elbit Vflash undertook to grant a beneficial interest in approximately 725,000 shares of common stock to former employees in recognition of services they rendered to Elbit VFlash prior to the sale. Concurrently with the above sale, we invested $1.0 million in consideration for 100,000 convertible preferred shares of 24/7 which were subsequently converted into 4,840,271 shares of common stock of 24/7. As a result of this transaction, we recorded a gain, net of tax, of approximately $2.0 million.

As of December 31, 2003, we sold all of our shares of 24/7 for approximately $5.2 million resulting in a gain of approximately $0.8 million.
•	Sale of 380,000 Shares of Elbit Systems

In the fourth quarter of 2002, we sold 380,000 shares of Elbit Systems for approximately $5.9 million. As a result, we recorded a gain, before tax, of approximately $1.8 million and our share in Elbit Systems decreased to approximately 20%.

•	Transfer of Our Interests in Textology, Cellenium and I.C.C. Israel Commerce Community

During 2002 and at the beginning of 2003, we transferred all our shares in Textology, Inc., in which we held a 67.8% interest, to the other shareholder of Textology, all of our shares in Cellenium MCS Ltd., in which we held a 50% interest, to the other shareholder of Cellenium, and substantially all of the assets of I.C.C. Israel Commerce Community Ltd. to Yael Software & Systems Ltd., in each case for future consideration conditional upon the occurrence of certain events. During 2002 and

2003, we recorded a write down of $2.9 million and $3.3 million in respect of these companies.

Business Overview

The business overview discussed below is presented in accordance with our two reportable segments, the systems and projects segment and other holdings and corporate operations.

The Systems and Projects Segment – Elron TeleSoft, Inc.

Elron TeleSoft, Inc. develops and markets revenue assurance software products for telecom customers as well as providing network management system, IP solution products and professional services. Elron TeleSoft also distributes Agilent Technology’s Signaling Systems number 7 or SS#7, based products in the Israeli market.

During 2001 and through the beginning of 2002, Elron TeleSoft sold its activities in the e-business and government fields and since then has been focused exclusively on the telecommunications service provider market. This mainly accounts for the decrease in Elron TeleSoft’s annual revenues in 2002 as compared to 2001 presented below.

Elron TeleSoft’s annual revenues amounted to $7.4 million in 2003 ($5.7 million in Israel and $1.7 million in the rest of the world); $10.1 million in 2002 ($8.0 million in Israel and $2.1 million in the rest of the world) and $23.8 million (including $11.0 million in the telecommunications service provider market) in 2001 ($21.7 million in Israel and $2.1 million in the rest of the world). Elron TeleSoft’s customers in the telecommunications service provider market consist of Israeli operators (Bezeq, Cellcom, Partner and Pelephone, Bezeq International, Barak and Mirs) and international operators either directly (such as MobilTel Bulgaria and Cyta Cyprus) or indirectly through its partners Agilent Technologies (such as NTT) and ECtel (such as Cable & Wireless Panama and Cable & Wireless Barbados).

Products

Elron TeleSoft’s product portfolio consists of three product lines: revenue assurance solutions (Process Control – including data-base conformity and Switch-to-Bill reconciliation), Internet Access Management and Network Management Systems, or NMS. Elron TeleSoft’s main products are:

RAP – Revenue Assurance Process Control

The RAP continuously identifies revenue leaks in order to provide telecommunication companies with automatic and systematic tools in order to monitor its processes. Risk points are identified, monitored and managed and leaks are sealed. By exercising greater control, telecommunication companies can improve both revenue and income levels. The RAP provides functionality and methodology to build, control and validate processes within both wireline and wireless operators.

ESSB - Switch-to-Bill Reconciliation Tool

The ESSB collects different formats of unbilled and incorrect data records from various sources such as switches, billing, mediation and signaling systems. Using special algorithms and filters, ESSB compares the various sources of with different multi-cycled keys, analyzes the discrepancies and fixes them by adding the relevant (missed or mistaken) information.

Call Performance Management

Call Performance Management, or CPM, works in conjunction with Agilent Technology’s SS#7 surveillance systems to resolve telecommunications carrier needs. CPM analyzes, in real time, network traffic and quality of service on the telephone network.

Competition

As Elron TeleSoft is in the process of transitioning its business from a pure systems integration company operating mainly in Israel into a more international telecommunications software product and system integration company focusing on revenue assurance (Process Control and Switch-to-Bill reconciliation) it faces competition from both Israeli and global system integrators and software vendors such as ECtel and TTI Telecom, ConneXn, Visualwireless, Wedo, Vibrant, Sotas, Cerebrus and local in-country software houses and consulting competitors which operate in these fields.

Sales and Marketing

Elron TeleSoft’s sales and marketing activities include the following steps:

•	Early contacts and discussions with potential customers and partners directly or through resellers or agents;
•	Understanding the customer’s needs and constructing the installation, customization and implementation plan;
•	Solutions may incorporate the licensing of Elron TeleSoft’s products, third party products and software development;
•	Preparation of proposals and contract negotiations; and
•	Case study publications.

Research and Development

While Elron TeleSoft’s research and development team consists of teams for each product, its efforts are currently primarily directed toward revenue assurance products (RAP and ESSB), functionality enhancements and the development of new modules intended to broaden Elron TeleSoft’s product portfolio in the telecommunications field.

Maintenance and Support

Elron TeleSoft provides maintenance services packages to its customers adjusted to the specific needs and requirements of each customer in accordance with Elron TeleSoft’s standard terms and with the applicable terms of its suppliers/subcontractors. Such maintenance packages vary among customers and may include working hours coverage, 24 hours a day - seven days a week coverage, bug fixing, updates, upgrades, third party coverage including updates/upgrades and consultation.

Other Holdings and Corporate Operations

This segment includes holdings in other companies in our group and our corporate operations, which provides strategic and operational support to the group companies. Through our corporate operations, we are involved in our group companies regarding matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies’ performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies’ management in support of their growth.

Our group companies are engaged in five main fields of advanced technology, namely: (i) medical devices; (ii) defense electronics; (iii) communications; (iv) semiconductors and (v) advanced materials. The business overview of this reportable segment is presented, for the purposes of convenience only, according to the six main fields listed above, none of which is considered a separate reportable segment.

1.	Medical Devices

Our activities in the field of medical devices consist mainly of our holdings in the following companies:

•

Given Imaging Ltd., in which we beneficially own as of June 23, 2004, approximately 20% of the outstanding shares representing all shares owned by us and RDC, or approximately 15% representing our direct holding and our share in the holding of RDC;

•

Galil Medical Ltd., in which we beneficially own approximately 59% of the outstanding shares representing all shares owned by us and RDC, or approximately 39%, representing our direct holding and our share in the holding of RDC;

•

Oncura, Inc. in which we beneficially own approximately 25% of the outstanding shares representing shares owned by Galil Medical, or approximately 10%, representing our share in the holding of Galil Medical; and

•	Notal Vision, Inc., in which we hold approximately 26% of the outstanding shares.

Given Imaging Ltd.

Given Imaging is an Israeli company that develops, manufactures and markets innovative diagnostic products for disorders of the gastrointestinal tract. It pioneered capsule endoscopy, a proprietary approach to visual examination of the gastrointestinal tract through the use of a miniaturized video camera contained in a disposable capsule. Given Imaging was incorporated in Israel by RDC in January 1998. Its initial public offering and listing on the Nasdaq National

Market occurred in October 2001 and its shares are traded under the symbol “GIVN”. In March, 2004, Given Imaging also listed its shares on the TASE.

The M2A capsule is easily ingested by the patient and moves naturally through the gastrointestinal tract without discomfort to the patient while wirelessly transmitting high quality color images and data to a portable recorder. Given Imaging believes that capsule endoscopy provides a patient-friendly solution that addresses a significant market opportunity and overcomes many of the shortcomings of traditional diagnostic tools for gastrointestinal disorders.

In 2001, Given Imaging commenced marketing the Given System, its capsule endoscopy platform, with the M2A Small Bowel Capsule for detection of disorders of the small bowel. As of March 31, 2004, it had an installed base of 1,771 (including 40 workstations provided in connection with clinical trials) Given Systems and more than 100,000 disposable capsules have been sold in over 50 countries worldwide. Given Imaging recently developed the M2A Esophageal Capsule for use with the Given System for detection of disorders in the esophagus. In May 2004, Given Imaging formed a strategic marketing and sales alliance with Ethicon Endo-Surgery, a Johnson & Johnson company, to market the M2A Esophageal Capsule following clearance from the FDA. Given Imaging has also developed the Patency Capsule and system, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract. It launched the Patency Capsule and system in Europe in November 2003 and are conducting clinical trials for the Patency Capsule and system in the United States and, if results are favorable, Given Imaging plans to pursue FDA clearance.

Given Imaging commenced sales in late 2001. Given Imaging recorded revenues of $40.5 million in 2003, $28.9 million in 2002 and $4.7 million in 2001.

Given Imaging currently markets and sells the Given System through a combination of direct sales through its subsidiaries, and through independent distributors in over 50 jurisdictions.

The Given System consists of the M2A capsule, a portable data recorder and sensor array, and a dedicated computer workstation. Given Imaging currently assembles and tests each M2A Small Bowel Capsule capsule at its facilities in Yoqneam, Israel. The manufacturing process for the M2A Small Bowel Capsule consists primarily of assembling externally purchased components and sub-assemblies in an environmentally controlled area. In March 2002, Given Imaging completed installation of a semi-automated production line for the manufacture of the M2A Small Bowel Capsule. During the first quarter of 2003, Given Imaging installed an additional semi-automated production line in Yoqneam, Israel bringing its total manufacturing capacity of M2A capsules in Israel to 350,000 units a year and has also installed a third semi-automated production line with a capacity of 180,000 units a year outside of Israel for backup purposes. In June 2002, Given Imaging also entered into a one year non-exclusive technical services agreement with Pemstar, the supplier of the production line, pursuant to which Pemstar provided Given Imaging with technical services relating to the manufacture of the M2A Small Bowel Capsule. Given Imaging is currently negotiating the terms of the extension of this agreement. The portable data recorder and sensor array forming part of the Given System are manufactured externally and assembled tested at its facilities. The computer workstation is an off-the-shelf computer workstation pre-loaded with Given Imaging’s RAPID software.

Given Imaging’s research and development activities are conducted internally by its research and development staff, primarily at its facilities in Yoqneam, Israel. Given Imaging’s research and development efforts are focused primarily on developing new capsules to be used in the detection of abnormalities in other areas of the gastrointestinal tract. Given Imaging holds one issued patent in the United States and Israel on an in vivo video camera system and one issued patent in France and Israel on an optical system for in vivo imaging. Given Imaging acquired the rights to its issued U.S. and Israeli patents in January 1998 under a technology purchase and license agreement with Rafael. Given Imaging’s issued patents in the United States, Israel and France expire in January 2014, July 2014 and July 2015, respectively. Given Imaging holds eight additional issued patents in Australia, France, Israel and the United States covering different elements of its technology and expiring between July 2014 and August 2022. As of March 31, 2004, Given Imaging had 100 priority applications relating to various elements and functions of its product and enhancements.

Galil Medical Ltd.

Galil Medical Ltd., an Israeli company established by RDC in 1997, is a provider of minimally invasive temperature-based therapies for treatment of both benign and malignant diseases of the prostate and other urological diseases such as kidney tumors. Galil Medical’s technology involves freezing and thereby ablating diseased tissue in a technique commonly referred to as cryotherapy. Since 1999, Galil was focused on developing products to address specific urologic diseases including prostate and kidney cancer, and currently, following the completion of the merger of its urology related cryotherapy business with Amersham Health’s brachytherapy business, Galil Medical is developing its technology for application in other areas including women’s health.

On July 1, 2003 Galil and Amersham merged Galil Medical’s urology related cryotherapy business with Amersham Health’s brachytherapy urology business conducted through its subsidiary, MPI, into a new company named Oncura, Inc. The new company provides minimally invasive treatment options for prostate cancer using Amersham’s brachytherapy (radio-active seeds) and Galil Medical’s cryotherapy (hyper-cooling) technologies. Amersham and Galil each contributed the assets necessary for Oncura to conduct the brachytherapy business and the cryotherapy business, respectively, in the urology field. In exchange therefor, MPI received 78% and Galil received 22%, of the outstanding ordinary shares of Oncura. At the closing date, Galil Medical purchased an additional 3% of Oncura’s shares from MPI for consideration of $4.5 million in cash, resulting in Galil Medical holding an aggregate ownership interest of 25% in Oncura. In addition, Galil Medical has an option to purchase an additional 3% of Oncura from MPI in consideration for $5.4 million, exercisable until 45 days following the closing of an initial public offering of Oncura.

Galil Medical and MPI each entered, separately, into supply and R&D service agreements pursuant to which Galil Medical and MPI shall provide Oncura with certain exclusive supply, manufacturing and R&D services in the urology field, upon a cost plus basis.

Galil Medical’s research and development and manufacturing facilities are based in Yokneam, Israel.

Galil Medical’s intellectual property consists of a combination of the intellectual property which it received from Rafael and the intellectual property developed by Galil Medical’s research and development team. Galil Medical has 12 patents and 12 new pending applications of which five patent applications were submitted in 2003. Certain of the patents were transferred to Oncura as part of the transaction with Amersham.

As of December 31, 2003, Galil Medical had over 220 SeedNet™ machines installed worldwide. Galil Medical recorded annual revenues of $7.6 million in 2003, $5.0 million in 2002 and $2.8 million in 2001.

On January 31, 2004, Galil Medical and its shareholders, entered into an agreement to restructure the share capital of Galil Medical pursuant to which all outstanding preferred shares, notes convertible into preferred shares and a shareholders loan were converted into ordinary shares and all their associated rights were cancelled. As a result of the restructuring, Elron’s and RDC’s respective holdings in Galil increased to 20% and 39%.

Oncura, Inc.

Oncura, Inc., a Delaware corporation, markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment. Oncura’s products include implantable radioactive seeds and cryotherapy devices and related disposable kits used in the treatment of prostate and other urologic cancers.

Oncura’s formation was the result of a merger, completed July 1, 2003, between the urology business of Galil Medical, and the urology brachytherapy business of Amersham, a subsidiary of General Electric Company (NYSE: GE) conducted through its subsidiary, MPI, in consideration for 78% and 22% of the issued and outstanding shares of Oncura. Galil purchased an additional 3% of Oncura from MPI in consideration for $4.5 million resulting in Galil Medical’s owning an aggregate interest of 25% in Oncura. In addition, Galil Medical has an option to purchase an additional 3% of Oncura from MPI in consideration for $5.4 million, exercisable until 45 days following the closing of an initial public offering of Oncura. Oncura is headquartered in Plymouth Meeting, Pennsylvania, a suburb of Philadelphia. In addition, Oncura has an international management office located in Amersham, United Kingdom.

Oncura does not manufacture any of the products it sells. The majority of these products are manufactured by its two shareholders, MPI and Galil Medical, and sold to Oncura under long-term supply agreements. Oncura also purchases certain products, principally a type of radioactive seed not manufactured by MPI, from a third-party supplier.

Oncura markets and distributes its products directly and indirectly to several international markets, including, the United States, Canada, Europe, Russia, Israel, Greece, Korea, Philippines, Hong Kong, Australia, New Zealand, and portions of South America. In the United States, Oncura sells principally through its direct sales force. Outside of the United States, Oncura sells primarily through a network of affiliated and independent distributors and agents. Outside of the United States, Oncura’s products are distributed primarily under long-term distribution agreements with Amersham affiliates.

Oncura has also entered into agreements with its shareholders and affiliates for the provision of certain administrative and research and development services.

Oncura expects to terminate a majority of its existing arrangements with its shareholders under both the distributor agreements and service agreements during 2004 and 2005. Upon termination, the services currently provided by shareholders under these agreements will be performed by Oncura or will be provided by third-party vendors.

Oncura’s intellectual property consists primarily of product brand names and product patented technology that it either owns or is licensed to Oncura by MPI and Galil Medical under exclusive licensing agreements.

As of April 30, 2004, Oncura has approximately 90 employees.

Oncura’s activities in the marketing and distribution of cancer therapy products are subject to extensive laws, regulations, regulatory approvals and guidelines. Within the United States, the Company’s products must comply with the U.S. Federal Food Drug and Cosmetic Act, which is enforced by the FDA. Oncura must also comply with the regulations of the Competent Authorities of the European Union for any products sold in the member nations of the European Union. Oncura is also subject to various other regulations, regulatory approvals and guidelines in other markets in which it distributes its products. Oncura is not presently licensed to handle radioactive materials. Oncura’s radioactive seeds are manufactured by MPI and third-party vendors and physical handling and delivery of all radioactive seeds to customers, including those manufactured by third parties, is the exclusive responsibility of MPI.

Oncura’s revenues since commencing operations in July 1, 2003 and through December 31, 2003 amounted to $31.4 million.

Notal Vision

Notal Vision Inc. is a medical device company founded in 2001, operating in the field of early detection of Age Related Macular Deterioration (AMD). AMD is a common eye disease that gradually destroys central visual function, manifested in two forms: dry AMD, a mild form of the disease, and wet AMD, a progression of dry AMD, which often leads to rapid, severe visual deterioration and blindness. To address the growing need for early detection of wet AMD and for the continuous monitoring of patients with dry AMD, Notal Vision has developed the patented Preferential Hyperacuity Perimetry (PHP), designed to detect and monitor the progression of the disease in a non-invasive manner. Based on the PHP technology, Notal is launching, together with Carl Zeiss Meditech (“Zeiss”), the Preview PHP device, intended for professional use by ophthalmologists and optometrists in their clinics. The diagnostic device will enable early detection of the full spectrum of dry AMD within the population at risk (e.g., anyone over the age of 55) who may be unaware that they may have dry AMD, as well as within the population of patients already known to have dry AMD and Chroidal Neo-Vascularization (CNV) population. The device will enable early detection of AMD, detection of CNV and post-treatment follow-up. Post treatment follow-up is intended to identify the recurrence of the disease and confirm the stage of the disease. Sales of the Preview PHP device to end users are expected to begin in the third quarter of 2004.

Based on the PHP technology, Notal is also developing the “Home Device,” a monitoring device intended for home use. The monitoring device will enable patients with dry AMD to monitor themselves at home on a frequent basis, ensuring timely intervention by a physician should the disease progress to the wet form.

In June 2004, Notal received an additional investment from its current shareholders, including us, in an aggregate amount of $1.0 million as well as a convertible loan in the amount of $2.0 million from Zeiss. The loan bears interest at 4% per annum and is repayable by December 31, 2006 subject to certain conditions specified in the loan agreement. Notal commenced sales in 2003 and recorded $0.9 million in revenues. Notal’s ability to generate significant revenues will depend largely on it obtaining and maintaining applicable regulatory approvals for its products, reimbursement of its products by healthcare payors and the success of its strategic alliance with Zeiss.

Other Holdings in Medical Devices

Our other holding in the medical devices field is in Innomed Ventures (Israel)L.P., which is a seed stage fund that initiates and invests in Israeli and Israeli related companies in the field of medical devices and life sciences. DEP holds approximately 14% of the partnership interest in Innomed. Innomed is a member of the Jerusalem Global Ventures Group of venture capital funds.

2.	Defense Electronics

Our activities in the field of defense electronics consist of our holdings in Elbit Systems Ltd., in which we hold approximately 20% of the outstanding shares. We may also be deemed to share voting power of, and to beneficially own, an additional approximately 30% of Elbit Systems’ outstanding ordinary shares, as a result of a shareholders agreement between us and certain members of the Federmann Group described below. Elbit Systems operates through a number of wholly-owned and partially-owned subsidiaries in Israel and the United States.

Elbit Systems Ltd.

Elbit Systems Ltd., an Israel-based company, was formed in 1996 as a result of the demerger of Elbit Ltd. into three independent publicly traded companies, Elbit Systems, Elbit Ltd. and Elbit Medical Imaging Ltd. Elbit Systems’ shares are publicly traded on the Nasdaq National Market under the symbol “ESLT” and on the Tel Aviv Stock Exchange.

Elbit Systems develops, manufactures and integrates advanced, high-performance defense electronic and electro-optic systems for customers throughout the world. Elbit Systems focuses on designing, developing, manufacturing and integrating command, control, communication, computer and intelligence surveillance and reconnaissance (C4ISR) systems for defense and homeland security applications. It also performs upgrade programs for airborne, ground and naval defense platforms, often as a prime contractor.

Elbit Systems’ total annual revenues were approximately $898 million in 2003, $828 million in 2002 and $765 million in 2001.

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

Elbit Systems tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, Elbit Systems provides customers with cost-effective solutions enabling customers to improve their technological and operational capabilities within limited defense budgets.

The recent military actions in Iraq and Afghanistan and ongoing terrorist activities have caused a shift in the defense priorities for many of Elbit Systems’ major customers. While Elbit Systems continues to perform platform upgrades, more emphasis is being placed on intelligence surveillance and reconnaissance (ISR), including information systems, intelligence gathering, border and perimeter security, unarmed air vehicles (UAVs), space and satellite based defense capabilities and homeland security issues. Elbit Systems has indicated that it believes its existing systems, products and capabilities place it in a position to meet emerging customer requirements in many of these areas. Elbit Systems has also indicated that it believes that some types of upgrade programs and electronic and electro-optic systems, particularly those that emphasize information gathering, analysis and distribution, will continue to be a significant portion of defense budgets in many countries.

Elbit Systems’ major activities are:

Aircraft and Helicopter Programs and Systems. Elbit Systems supplies advanced airborne electronic and electro-optic systems and products to leading aircraft manufacturers and end users. Such airborne systems and products include weapons guidance and fire control systems, mission computers, cockpit management systems, display systems, head-up displays, digital maps, night vision systems, forward-looking infra-red (FLIR) systems, laser range finders and designators, airborne C4I systems, cockpit instruments, stabilized line-of-sight payloads, aerial reconnaissance systems, store management systems, digital video recording systems and virtual training aids. Elbit Systems is also a prime contractor for aircraft and helicopter upgrade programs. Elbit Systems acts as the upgrade integrator, and supplies systems and products, for airborne platforms including:

•

fixed wing aircraft such as the F-4, F-5, F-15, F-16, F-18, T-38, T-45, MiG-21, SU-25, SU-30, C-130, A-4, A-10, Mirage, Kfir, AL-X, AM-X, IAR-99, AT-63 Pampa, Beachcraft and Gulfstream-550, MD-10, MD-11, Airbus A300 and A310; and

•

helicopters such as the CH-47, CH-53, Cobra, Puma, Super Puma, OH-58 Kiowa Warrior, AH-64 Apache, H-60 Black Hawk, S-70 Black Hawk, MI8, MI-17, MI0-24, Linx, EC225 and EC725 and the V-22 Osprey tilt rotorcraft.

Helmet Mounted Systems. Elbit Systems designs and supplies advanced helmet mounted systems for fighter aircraft and helicopter pilots and land applications. These include tracking and display systems for target designation, weapon and sensor slaving and processing and display of tactical information for pilots, both for day and night flying. Its helmet mounted systems are supplied as part of its upgrade programs as well as on a stand-alone basis.

UAV Integrated Systems. Elbit Systems designs and supplies integrated UAV systems. Through its Silver Arrow subsidiary, Elbit Systems designs and manufactures a variety of UAV platforms, including the Hermes family of UAVs. Elbit Systems also designs and supplies C4I ground stations systems for UAVs.

Tactical and Security Systems. Elbit Systems designs, manufactures and integrates a range of tactical and security systems and products for airborne naval and homeland security applications. These include laser and infrared seeker kits for guided munitions, naval combat management systems, shipboard combat system integration, naval electro-optic observation systems, naval tactical trainers, submarine electronic warfare systems, shipboard decoy countermeasure launching systems, satellite communication systems, maritime and coastal control systems, facility perimeter security products, electronic fences and electro-optic warning systems for defense, police, border control and homeland security uses.

Battlefield Management and Government Information Systems. Elbit Systems designs, manufactures and integrates C4I systems for ground forces and battlefield management applications. These include artillery command and control systems, day-night observation systems, C4I battlefield management systems for headquarters command and for low-echelon armored formations, tactical communications systems, and tactical ground reconnaissance systems. Elbit Systems also designs and manufactures governmental information technology systems and integrated intelligence gathering systems for border control, crime prevention and other governmental applications.

Land Vehicle Programs and Systems. Elbit Systems upgrades and modernizes tanks and other combat vehicles both as a prime contractor and as a systems supplier to leading platform manufacturers. Its combat vehicle systems include fire control systems, electric gun and turret drive and stabilization systems, command and control systems, FLIRs, gunner’s and commander’s sights, lasers, laser warning systems, displays, life support systems and hydraulic systems for tanks, personnel carriers and other combat vehicles. Elbit Systems also supplies training systems for tanks and fighting vehicles. Tank and combat fighting vehicle programs containing its systems and products include the Merkava, M1 Abrams, Centurion, M-60, T-55, T-72, Bradley A-3, MLRS, HIMARS, AMX-30, SK-105, MK-109, ULAN and LAV.

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

Services. Elbit Systems provides a wide range of logistic support, training, simulation, maintenance and repair services for its customers around the world. These include cutting edge simulators for air, land and naval platforms; “power by the hour” flight training under private finance initiatives; and maintenance and repair centers.

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

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of Elbit Systems’ systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as those of Elbit Systems, as long as the export is consistent with Israeli Government policy. A permit is required for an export and must be obtained to initiate a sales proposal. Elbit Systems also must receive a specific export license for any hardware eventually exported. In 2003, approximately 50% of Elbit Systems’ revenue was derived from exports subject to Israeli export regulations.

U.S. and Other Export Regulations. The export of defense products, military technical data and technical services by Elbit Systems’ U.S. subsidiary, EFW Inc. (EFW) (and EFW’s subsidiaries) to Israel and other countries is subject to applicable approvals of the U.S. Government. Such approvals are typically in the form of an export license or a technical assistance agreement (TAA). Other U.S. companies wishing to export defense products or military related services and technology to Elbit Systems’ Israeli entities are also required to obtain such licenses and TAAs. This applies to data required by Elbit Systems’ Israeli entities to perform work for U.S. programs. An application for an export license, or a TAA, requires disclosure of the intended sales of the product and the use of the technology. The U.S. Government may deny the export license or TAA if it determines that a transaction is contrary to U.S. policy or national security. Other governments’ export regulations also affect Elbit Systems’ business from time to time, particularly with respect to end user restrictions of Elbit Systems’ suppliers’ governments. Recently, some European governments have indicated the possibility of limiting defense exports to Israel.

“Buy American” Laws. The U.S. “Buy American” laws impose price differentials or prohibitions on procurement of products purchased under U.S. Government programs. The price differentials or prohibitions apply to products that are not made in the United States or that do not contain U.S. components making up at least 50% of the total cost of all components in the product. However, a Memorandum of Agreement between the United States and Israeli Governments waives the Buy American laws for specified products, including almost all the products currently sold in the United States by Elbit Systems, El-Op and Elbit Systems’ other Israeli subsidiaries.

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

Although failure to meet a best efforts buy-back obligation may limit Elbit Systems’ ability to be awarded future business from the applicable customer, buy-back generally is not linked to delivery payments or subject to specific contractual monetary penalties. The buy-back activities are a normal part of doing business in the defense industry with these customers. Over the number of years that Elbit Systems has been performing buy-back activities, Elbit Systems has not experienced significant difficulties in meeting its buy-back obligations, and therefore these buy-back activities are not believed to represent a material financial risk to Elbit Systems’ operations. Elbit Systems’ maximum aggregate buy-back undertakings as of December 31, 2003 were approximately $630 million, to be fulfilled over an eleven-year period.

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

Advance Payment Guarantees. In some cases where Elbit Systems receives advances prior to incurring contract costs or making deliveries, the customer may require guarantees against advances paid. These guarantees are issued either by financial institutions or by Elbit Systems. Elbit Systems has received substantial advances from customers under some of its contracts. If a contract is canceled for default and there has been an advance or progress payment, Elbit Systems may be required to return payments to the customer as provided in the specific guarantee. As part of the guarantees, Elbit Systems provides to receive progress payments or advance payments, some of its customers require it to transfer to them title in inventory acquired with such payments. In addition, Elbit Systems receives payments for some of its projects in currencies other than U.S. dollars. In such cases, Elbit Systems sometimes elects to adopt measures to reduce the risk of exchange rate fluctuations. As of December 31, 2003, the balance of customer advances that were covered by guarantees amounted to approximately $183 million. While Elbit Systems attempts to obtain appropriate insurance regarding such guarantees, Elbit Systems sometimes is unable to fully insure all risks.

Performance Guarantees. A number of projects require Elbit Systems to provide performance guarantees in an amount equal to a percentage of the contract price. Some of its contracts contain clauses that impose penalties or reduce the amount payable to it if there is a delay or failure in completion of a phase of work, including in some cases during the warranty period. Elbit Systems provides these types of guarantees in the normal course of its business. As of December 31, 2003, the balance of performance guarantees for Elbit Systems’ group companies amounted to approximately $206 million.

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

Audit Regulations. The IMOD audits Elbit Systems’ books and records relating to its contracts with Elbit Systems. Elbit Systems books and records and other aspects of projects related to U.S. defense contracts are subject to audit by the U.S. Defense Contract Audit Agency. Such audits review compliance with applicable government contracting cost accounting and other applicable standards. If discrepancies were found this could result in a downward adjustment of the applicable contract’s price. Some other customers obtain similar rights under specific contract provisions.

Intellectual Property

Patents, Trademarks and Trade Secrets. Elbit Systems holds more than 230 patents in Israel, the United States and other countries relating to approximately 90 different inventions. El-Op alone holds approximately 130 patents on some 55 different products or applications. Elbit Systems’ technology spin-off companies often rely in part on Elbit Systems’ patented technology. In a few cases, Elbit Systems holds trademarks relating to specific products. A significant part of Elbit Systems’ intellectual property assets relates to unique applications of advanced software-based technologies, development process and production technologies. These applications are often not easily patentable, but are considered as Elbit Systems’ trade secrets and proprietary information. Elbit Systems takes a number of measures to guard its intellectual property against infringement as well as to avoid infringement of other parties’ intellectual property.

Government Rights in Data. The Israeli Government usually retains specific rights to technologies and inventions resulting from Elbit Systems’ performance under Israeli Government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be Elbit Systems’ competitors. Consistent with common practice in the defense industry, approximately 30% of Elbit Systems’ revenues in 2003 were dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli Government funds research and development, it usually acquires rights to data and title to inventions. Elbit Systems often may retain a non-exclusive license for such inventions. The Israeli Government usually is entitled to receive royalties on export sales to the extent that such sales result from government financed development. However, if only the end product is purchased, Elbit Systems normally retains the principal rights to the technology. Sales of Elbit Systems’ products to the U.S. Government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, Elbit Systems attempts to maintain its intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

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

Research and Development

Elbit Systems invests in research and development (R&D) according to a long-term plan based on estimated market needs. Elbit Systems’ R&D efforts focus on anticipating operational needs of its customers, achieving reduced time to market and increasing affordability. Elbit Systems emphasizes improving existing systems and products and developing new ones using emerging or existing technologies. Elbit Systems performs R&D projects to produce new systems for the IMOD and other customers. These projects give Elbit Systems the opportunity to develop and test emerging technologies. Elbit Systems developed new tools for fast prototyping for both the design and development process. This permits the operational team members to effectively specify requirements and to automatically transfer them into software code. Examples of Elbit Systems’ ongoing defense-related R&D projects include those for night operation capabilities, laser systems, display systems, helmet mounted systems, C4I systems, electric tank turret drive systems and homeland security systems. Elbit Systems also performs R&D in the area of commercial aviation and through its technology spin-offs. Elbit Systems employs more than 1,600 software and hardware development and systems engineers engaged in advance programs for airborne, ground and naval defense, homeland security and space applications. Approximately 60% of Elbit Systems’ total workforce is engaged in research, development and engineering.

3.	Communications

Our activities in the field of communications consist of our holdings in the following main companies:

•	Partner Communications Company Ltd., in which we hold, through Elbit Ltd., approximately 9% of the outstanding shares;
•	NetVision Ltd., mainly an Internet service provider, in which we hold 50% of the outstanding voting shares which represents approximately 46% of all of NetVision’s outstanding shares;
•	Wavion, Inc., in which we hold approximately 38% of the outstanding shares;
•

Starling Advanced Communications Ltd., in which we beneficially hold 50% of the outstanding shares representing all the shares owned by RDC or approximately 25% representing our share in the holding of RDC;

•	Pulsicom Israel Technologies Ltd., in which we hold 18% of the outstanding shares; and
•	CellAct Ltd., in which we hold 45% of the outstanding shares.

Partner Communications Company Ltd.

Partner is a publicly traded, Israel-based company. Its shares are traded on the Tel Aviv Stock Exchange under the symbol “PTNR”. American Depositary Shares, or ADSs, each representing one of the Company’s ordinary shares are quoted on the Nasdaq National Market under the symbol “PTNR” and are traded on the London Stock Exchange under the symbol

“PCCD”. Partner was the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel and one of four cellular service providers in Israel. We indirectly hold approximately 9% of Partner’s share capital.

Elbit founded Partner in 1997 by forming a consortium of Israeli and foreign companies and successfully leading the consortium in the license auction held by the Minister of Communications to operate a GSM cellular network.

The structure and percentage of Elbit’s ownership interest in Partner were specifically dictated by the Ministry of Communications in order to prevent our controlling shareholder, DIC and its affiliates (which have a significant influence over Cellcom, another cellular operator in Israel) from having a significant influence over Partner. Elbit further undertook not to enter into any agreement, or make any arrangement or other understanding with regard to budget approval and business plan approval, by which other veto rights would be exercised for Elbit’s benefit. In addition, Elbit was prevented from appointing more than two of Partner’s board members, which as of December 31, 2003 comprised 17 members. As part of the grant of the license to Partner to operate a cellular network in Israel, the Israeli Ministry of Communications imposed limitations on the disclosure of information concerning Partner to DIC and some of its affiliates. Pursuant to our merger with Elbit, the Ministry of Communications required all our officers and employees to sign non-disclosure undertakings regarding the transfer of information relating to Partner. These requirements have been complied with. In the event that those future requirements are not met at any time in the future, the Israeli Ministry of Communications is entitled to require Elbit to reduce its beneficial ownership in Partner to below 5%.

Partner’s obligations under its senior credit facility are secured by a pledge of shares held by us and each of the other original shareholders of Partner, each pro rata to its respective holdings at that time. We have pledged our total holdings in Partner in favor of the consortium of banks. As of December 31, 2003, the amount of the facility was $683 million of which $282 million was available for future drawdown.

Partner’s principal business is the provision of mobile telephone services in Israel. Partner currently operates in the 900 MHz and 1800 MHz bands. Its services include standard and enhanced GSM services, as well as value added services and products such as voice mail, voice messaging, color picture messaging, icon, ringtone and game downloads, information services, High Speed Circuit Switched Data or HSCSD, General Packet Radio Services, or GPRS, which enables the packet transfer of data in an “always on” mode at a speed of up to 20-30 Kbps, personal numbering and data and fax transmission services. Partner also offers its subscribers the ability to roam using their mobile phones outside Israel. At December 31, 2003, Partner offered international roaming through 281 operators covering 126 countries.

Partner distributes its services primarily through direct sales through Partner-owned sales centers and business sales representatives; and indirect sales through traditional networks of specialist dealers and non-traditional networks of retail chains and stores, which account for a majority of Partner’s sales.

Partner also offers 24-hour, seven days a week customer service, as well as handset repair and replacement services, to subscribers who require these services.

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

On March 15, 2004, Partner announced that it had entered into a memorandum of agreement with Matav Cable Systems Media Ltd., and its shareholders, Dankner Investments Ltd. and Delek Investments and Properties Ltd. to invest $137 million in Matav for an approximate 40% share of Matav’s equity. Matav is one of three operators of broadband cable television services in Israel and also one of Partner’s principal shareholders, holding, as of December 31, 2003, approximately 5.3% of Partner’s ordinary shares. If Partner consummates is investment in Matav, it intends, subject to regulatory and other approval procedures, to enhance its competitive position by leveraging synergies in marketing, sales, technology and other areas and by offering a variety of services to customers, including multi-channel cable television, broadband Internet transmission, fixed line telephony and cellular telephony. The acquisition is subject to a number of significant conditions precedent. Partner intends to finance the transaction from external sources. In May 2004, Partner announced the time framework set for the execution of a definitive agreement to acquire holdings of Matav, had expired but that the parties intend to continue discussions in an effort to reach an agreement.

As of December 31, 2003, Partner had approximately 2,103,000 subscribers, an increase of approximately 266,000 subscribers during 2003. According to its internal statistics, Partner believes that its market share rose to approximately 31% of the Israeli cellular market in 2003, from 29% in 2002.

Partner’s revenues were approximately $1.0 billion in 2003, $925.9 million 2002, and $742 million in 2001 based on the shekel-dollar representative rate of exchange on December 31, 2003 of NIS 4.379 equal to $1.00.

NetVision Ltd.

NetVision Ltd. is a privately-held, Israel-based company. NetVision is one of the largest Internet service and solutions providers in Israel, as well as a developer of Internet solutions. NetVision’s total revenues were $64.6 million in 2003, $59.8 million in 2002 and $58.9 million in 2001 based on the shekel-dollar representative rate of exchange as of December 31, 2003 of NIS 4.379 equal to $1.00.

NetVision’s services utilize advanced technologies, including:

•	high-speed modem dial-up (including integrated services digital network, or ISDN, asymmetric digital subscriber line, or ADSL, and cable);

•	dedicated lines (using fiber, frame relay and asynchronous transfer mode, or ATM);
•	communication servers (mail, web, proxy);
•	data security installations and maintenance;
•	private networks for multi-national corporations, commercial Web servers and application hosting, and
•	custom on-line services.

NetVision’s wholly-owned subsidiary, NetVision Internet Applications Ltd., develops software for e-commerce and sophisticated Internet systems and intranet applications.

NetVision’s market is extremely competitive and, in particular, the broadband Internet market in which NetVision has invested substantial resources in order to increase the number of its broadband Internet subscribers. NetVision has approximately 357,000 subscribers as of December 31, 2003, out of which 146,000 are broadband connected. According to NetVision’s internal statistics, NetVision’s broadband Internet market share is approximately 25%. In 2003, NetVision experienced increased competition in gaining broadband communication market share and the process of the transition of customers to broadband communication from narrow-band dial-up connections. Nevertheless, NetVision improved its operating results in 2003.

NetVision expects its revenue growth and its operating results to continue to be affected by the competitive broadband market environment, which will affect market prices and penetration costs.

In July 1999, NetVision launched the Nana, a portal which provides a variety of content and e-commerce services such as auctions, shopping and advertising. Nana’s index and search applications can be operated in Hebrew.

NetVision has been involved in e-commerce activity since 1998, through Netaction, NetVision’s on line auction site. Nana is Israel’s second most popular portal according to both TGI (Target Group Index) and TIM (Teleseker Internet Monitor) surveys.

Based on the survey conducted by Geocartography, in January 2004, NetVision’s customers are the most satisfied Internet customers in Israel. NetVision provides field support and on-site assistance as well as phone and web-based support. Technical support is provided free of charge to all customers by NetVision’s technical call center, 24 hours a day, seven days a week.

NetVision is dependent on the communication services provided by Bezeq which has a monopoly for domestic telecommunications in Israel. NetVision is also dependent on maintaining its operating license granted by the Israeli Ministry of Communications. If NetVision loses its license, it will not be permitted to continue providing Internet services.

On March 15, 2004 Tevel International Communications Ltd. (“Tevel”), the other substantial shareholder of NetVision sold all of its shares to DIC as part of the recovery and settlement plan filed by Tevel’s trustee with the court. As of March 31, 2004, NetVision is held equally by us and DIC (46% each) and the remaining shares are held by former employees.

On March 30, 2004, NetVision filed a request with the Israeli Securities Authority and the Tel Aviv Stock Exchange (“TASE”) for a proposed public offering of its shares on the TASE. There is no assurance that the proposed offering will take place.

At March 31, 2004, the amount outstanding under NetVision’s credit line with its lending banks was approximately $16.2 million and NetVision’s outstanding shareholder loans amounted to $4 million.

On May 18, 2004, NetVision submitted an application to the Israeli Ministry of Communications for a license to provide international telephony services. NetVision intends providing such services through VoIP technology. There is no assurance that such a license will be granted or that the services will be provided.

Wavion, Inc.

Wavion is a Delaware corporation with research and development facilities in Israel. Wavion commenced development of its products in the second quarter of 2000. Wavion develops and delivers antenna array technology to all types of wireless systems. Wavion’s proprietary signal processing algorithms provide significant performance gains in system capacity, operating range, data rate, interference mitigation, and multipath mitigation. The modular technology can be customized to meet the requirements of most equipment vendors and integrates easily into any wireless communication system.

In 2002, as a result of the downturn in the broadband wireless communications market, which delayed the release of Wavion’s products, Wavion significantly reduced its research and development expenses and began to sell subcontracting services for the development of wireless sub-systems. Wavion recorded development service revenues of $1.8 million in 2003 and $1.7 million in 2002.

In 2003, Wavion completed a financing round led by Sequoia Seed Capital, raising $12.5 million out of which we invested $3 million. In addition, as part of this investment, we converted loans previously advanced to Wavion in the aggregate amount of $1.5 million into Wavion preferred shares. Wavion directed resources away from its subcontracting activities towards development of its technology. Following the financing, we hold approximately 38% of the outstanding shares of Wavion.

Wavion does not expect to commence product sales prior to the end of 2005.

Starling Advanced Communications Ltd.

Founded at the end of 2003 and headquartered in Yoqneam, Israel, Starling is a provider of innovative connectivity solutions for the broadband access market for aircraft. Its antenna and SATCOM (satellite communications) systems are based on proven technology developed at Rafael and Elbit Systems. Starling provides a unique connectivity solution that makes possible the delivery of advanced Internet services and applications for Voice over IP communication (VOIP), security, entertainment and operations on all three major categories of aircraft, namely, business jets, narrow-body and wide-body. The Starling MIJET product line incorporates a Ku-band antenna with a proprietary SATCOM resource allocation system that effectively utilizes satellite transponder capacity. The solution enables the delivery of high speed Internet services on a broadband connection of up to 40 Mbps (megabits per second).

Starling does not expect to commence sales prior to the end of 2005.

Pulsicom Israel Technologies Ltd.

Pulsicom Israel Technologies Ltd. commenced operations in March 2001. It develops high accuracy, real time locating and tracking systems for confined spaces. Such systems can be operated alone or can complement closed-circuit television systems and bar code systems. Pulsicom’s technology employs short-pulse technologies, including very-and ultra-wideband and sophisticated position-determination algorithms, and combines high performance with simple installation and affordable prices. Potential applications include logistics, hospitals and retail stores, enhancing efficiency, safety and security.         Pulsicom is an early stage development company, which has not yet completed its commercial product development and does not expect to commence generating revenues from product sales before the end of 2005. In order to generate revenues, Pulsicom has commenced selling development services to different customers. Pulsicom has limited resources and its continued operations depend on its ability to raise additional capital. There is no assurance that Pulsicom will be successful in its efforts to raise additional capital.

Cellact Ltd.

Cellact Ltd. is an Israeli developer of cellular messaging technology, based on proprietary technology. Cellact’s flagship product, Nimbus, was first commercially released in July 2001. Nimbus provides enterprises wireless solutions for interactive SMS communication with customers, employees and vendors. Cellact’s customers are mobile operators and financial institutions.

In 2003, Cellact’s revenues were $1.0 million during 2001 and 2002, Cellact’s revenues were not significant.

Cellact has limited resources and its continued operations are largely dependent upon its ability to generate sufficient revenues or raise additional capital to finance its continued operations and there is no assurance that Cellact will be able to do so.

4.	Semi-Conductors

Our activities in the field of semi-conductors consist of our holdings in the following companies:

•	ChipX Incorporated (formerly Chip Express Corporation), in which we hold approximately 27% of the outstanding shares;
•	Oren Semiconductor, Inc., in which we hold approximately 41% of the outstanding shares;
•

3DV Systems Ltd., in which we beneficially own approximately 95% of the outstanding shares representing all shares owned by us and RDC, or approximately 71%, representing our direct holding and our share in the holding of RDC; and

•

Semiconductor Engineering Laboratories Ltd. (SELA), in which we beneficially own approximately 49% of the outstanding shares representing all the shares owned by us and RDC, or approximately 25%, representing our share in the holding of RDC.

•	Elbit Vision Systems Ltd. (EVS) [OTCBB: EVSNF.OB] in which we hold approximately 16% of the outstanding shares;

ChipX Incorporated

ChipX Incorporated, or ChipX, is a manufacturer of late stage programmable structured ASICs (Application Specific Integrated Circuits). ChipX’s innovative, patented technology consolidates wafer manufacture tooling, reduces time-to-market and minimizes the cost of initial production. Headquartered in Santa Clara, California, ChipX was founded in 1989. ChipX’s total revenues were $13.7 million in 2003, $16.5 million in 2002 and $29.8 million in 2001. In 2002 and during the first half of 2003, ChipX was affected by the slowdown in the semiconductor industry as a result of which its revenues decreased and losses increased during these periods. In the second half of 2003, ChipX’s revenues increased due to the recovery of the semi-conductor industry.

ChipX’s Structured ASIC solution specifically addresses applications with low-to-medium production volumes. Along with standard cell ASIC vendors, ChipX primarily addresses the hard-wired ASIC market serving a wide variety of end markets, including automotive, computer, consumer, industrial and communications markets.

ChipX depends upon third-party manufacturers to manufacture its products. ChipX uses a wide range of parts and raw materials in the production of its semi-conductors, including silicon wafers, processing chemicals and electronic and mechanical components.

ChipX generally does not have guaranteed supply arrangements with its suppliers and does not maintain an extensive inventory of parts and materials for manufacturing.

ChipX’s patented structured ASIC technology is protected by four core patents on its basic architecture, special logic cell and metal configurable memory. In addition, ChipX has internally developed routing software and metal programmable input/output cells to take advantage of its proprietary technology.

In March 2004, ChipX, raised $12.0 million in a private placement, in which we invested approximately $2.6 million. Following the investment, our holding in ChipX decreased from approximately 36% to approximately 27%.

Oren Semiconductor, Inc.

Oren Semiconductor, a privately held Delaware corporation, designs and markets integrated circuits for digital television reception. In particular, Oren designs and markets products that enable reception of rich digital media by consumer appliances, such as digital set-top boxes, digital televisions and personal computers. Oren has developed patented digital signal processing architecture that allows its products to handle the complexities of receiving radio frequency transmissions together with flexibility and programmability. This core technology enables the offering of digital television receiver integrated circuits that combine all the necessary front-end receiver functions to reproduce the digital data transmitted through the air or and by cable with the support of multiple transmission standards. Oren also has a product that eliminates ghosts generated by reflections from buildings, mountains and trees when receiving analog broadcasting using television equipment. Oren’s total revenues were $4.4 million in 2003, $2.0 million in 2002 and $2.5 million in 2001.

In July 2003, we invested $3.0 million in Oren, as part of an aggregate investment of $8.0 million from existing shareholders and from Zoran Corporation. In addition to this investment, we and other existing shareholders converted all the loans previously granted to Oren, in the amount of approximately $8.4 million, of which our part was approximately $4.4 million. Following the investment and the loan conversion, our interest in Oren increased from 17% to approximately 41%.

3DV Systems Ltd.

3DV Systems Ltd. designs and develops three dimensional image sensors chip sets that generate both color and depth information, for each object captured by the camera, in real time. 3DV’s business is currently focussed on applications in the medical field.

On February 1, 2004, we and our subsidiary, RDC purchased approximately 47% of the outstanding share capital of 3DV, in which we previously held 48%, from the majority of the other shareholders of 3DV in consideration for an option to receive up to 40% of the share capital of a new company to be established by 3DV, upon the occurrence of certain events as specified in the agreement, for the purpose of developing certain technology separately from the other activities of 3DV. The remaining technology will be used mainly in the development of medical applications. Following the transaction, we and RDC together hold 95% of 3DV.

3DV is a development-stage company without any material revenues and with limited resources at its disposal. If the development of medical applications using 3DV’s technology is not successful and no other feasible application is identified, 3DV may cease its operations.

Semiconductor Engineering Laboratories Ltd. (SELA)

SELA develops and manufactures yield enhancing and automation equipment for the semiconductor and optical component industries. SELA is dedicated to the development and marketing of solutions for failure analysis and process monitoring in the semiconductor industry. SELA’s automated sample preparation systems are used primarily by semiconductor manufacturers to prepare samples for scanning electron microscopy and transmission electron microscopy. SELA’s revenues amounted to $4.3 million in 2003, $3.5 million in 2002 and $3.5 million in 2001.

Elbit Vision Systems Ltd. (EVS)

Founded in 1992 and headquartered in Yoqneam, Israel, Elbit Vision Systems Ltd., or EVS, designs, develops, manufactures, markets and supports automatic visual inspection and quality monitoring systems for industrial fabrics mainly in the textile industry, for bare wafers (for use in semi-conductors), and for LCD displays. Its systems are designed to increase the accuracy, consistency and speed of the detection of defects in the manufacturing process of fabrics in order to reduce labor costs, improve product quality and increase manufacturing efficiency. EVS currently markets five product lines designed to address the quality monitoring needs of different sectors within the fabric manufacturing industry.

EVS is adapting its core visual interpretation technologies for the microelectronics industry and has recently launched three new products specifically for the inspection of bare wafers manufactured by semi-conductor industry, namely the Mounting Wax Monitoring System for monitoring the uniformity of the mounting wax, the Back Side Inspection System for the optical inspection of wafer surfaces and the Dynamic Roughness Monitoring System for the in-line inspection of the roughness of the wafer surface at different stages of the manufacturing process. Additionally, EVS is developing technology for the automated visual inspection of liquid crystal display, or LCD, devices.

EVS’ revenues were $6.3 million in 2003, $7.2 million in 2002 and $9.4 million in 2001.

5.	Advanced Materials

Our activities in the field of amorphous metals consist of our holding in A.M.T. Advanced Metal Technologies Ltd., or AMT, in which we hold approximately 28% of the outstanding shares on an as converted basis.

A.M.T. Advanced Metal Technologies Ltd.

AMT, while operating through its group companies, develops, markets and licenses technologies for amorphous and nano-crystalline advance materials, as methods and a solution for a wide range of commercial applications. Amorphous materials exhibit magnetic, electrical, mechanical and chemical properties that enable the enhancement of existing products and applications, as well as the introduction of new products and solutions for various industrial and high-tech applications and markets. AMT operates in four fields: heating, sensoring (authentication and anti-shop lifting), micro wires and electronic elements. AMT’s current main focus is in the field of heating through A.H.T. Advanced Heating Technology Ltd., or AHT, and in the sensoring field (authentication and anti-shop lifting) through Confirm Technologies, or Confirm (formerly A.C.S. Advanced Coding Systems Ltd.). The continued operations of AMT’s group companies are largely dependent upon their ability to generate sufficient revenues or raise additional capital to finance their continued operations.

A.H.T. Advanced Heating Technology Ltd.

AHT, in which AMT holds 72% of the outstanding shares, is engaged in the development and production of heating applications based on amorphous materials. AHT holds a global patent on using amorphous metals for heating products. AHT has developed a variety of innovative heating products for domestic, outdoor, agricultural and pipe heating markets. AHT’s heating element enables the heating of very large surface areas at lower temperatures and higher efficiency and therefore at a lower cost and presents competitive advantages over other heating alternatives. AHT currently focuses on two principal markets: under floor heating and outdoor heating.

In 2003, AHT’s revenues were $0.8 million. During 2001 and 2002, AHT’s revenues were not significant.

Confirm Technologies Ltd. (formerly A.C.S. Advanced Coding Systems Ltd.).

Confirm, in which AMT holds directly and indirectly 58% of the outstanding shares, develops, markets and sells products using amorphous material for brand protection against counterfeiting and theft and electronic article surveillance tags for anti-shoplifting. Pitkit Printing

Enterprises Ltd., an Israeli public company has invested in Confirm through an affiliate and has a strategic relationship with Confirm. Confirm competes in the electronic article surveillance tags, data and authentication tags markets.

In 2003, Confirm’s revenues were $0.5 million. During 2001 and 2002, Confirm’s revenues were not significant.

C.         Organizational Structure

DIC, an Israeli company, holds approximately 38.5% of our total outstanding shares. For additional information about DIC, please see “Major Shareholders” in Item 7 below. For our holdings in our group companies, please see the discussion in this Item 4 above.

D.         Property, plants and equipment

Our corporate headquarters and executive offices are located in Tel-Aviv, Israel. These offices, which measure approximately 980 square meters, are leased at an annual rent, including management fees, of approximately $0.3 million.

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

Item 5.	Operating and Financial Review and Prospects

OVERVIEW

We are a multi-national high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, advanced defense electronics, communications, semiconductors, software products and services and advanced materials. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off. In addition, some of our group companies grew out of our subsidiary, RDC, a joint venture with Rafael, the largest research and development organization of Israel’s Ministry of Defense. RDC was established for the purposes of exploiting Rafael’s technology in non-military markets. Our group companies include both publicly traded and privately held companies.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets,

which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers’ needs as well as their ability to raise financing and the condition of the capital markets.

Our activities range from complete operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, minority holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies’ performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies’ management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, budgetary control, legal support, market analysis, risk management, identifying joint venture opportunities, introductions to potential customers and investors, business plan preparation, strategic planning and research and development guidance.

We expect to continue to build and realize value for our shareholders through the sale of a portion or all of our holdings in, or the issuance of shares by any of our group companies to third parties, while simultaneously pursuing the acquisition of, or investment in, new and existing companies and building our group companies. We believe that this strategy provides the ability to increase shareholder value as well as capital to support the growth of our group companies.

Our net income (or loss) in any given period is due, in the most part, to the results of operations of our group companies (which are accounted by us under the consolidation or equity method of accounting) and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies. Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic market conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our investments.

TREND INFORMATION

The downturn in the world economy and, in particular, in the technology sector during the last three years affected our and our group companies’ results of operations and their ability to raise additional financing from other sources and led us to re-examine our group company structure at all levels. As a result, our main focus was on the following: (i) supporting the financing needs of our existing companies while investing to a lesser extent in new companies; (ii) adjusting group companies operations and minimizing their cash burn-rate without adversely affecting their core activities and potential growth; (iii) divesting from other companies in our group not operating in our main areas of involvement or with limited value; and (iv) merging Elbit and DEP into Elron in order to create a more simplified and efficient organizational structure as well as to reduce operational and management costs. Market conditions also affected our ability to successfully “exit” some of our group companies and record capital gains at the same level that we experienced in the years prior to the downturn.

In the second half of 2003, there were initial indications of recovery in the technology sector and capital markets. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic investors in private placements completed by some of our group companies, namely Wavion and Oren Semiconductor in the second half of 2003 and ChipX in the beginning of 2004. In addition, we recorded gains as a result of the merger of the urology therapy units of our subsidiary Galil Medical with the brachytherapy business of Amersham, the sale of assets and business of our subsidiary ESW to Zix and from the sale of a portion of our shares in Partner.

We believe, based on published analyst and research group reports, that the recovery trend of the technology sector will continue in 2004, and we anticipate this to have a positive effect on our group companies. We also anticipate increasing our investments in new companies in our main areas of operation.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States (“US GAAP”). Our significant accounting policies are more fully described in Note 2 to the notes to our consolidated financial statements appearing in Item 18. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Principles of accounting for holdings in group companies
•	Business combinations
•	Impairment of goodwill and other intangible assets
•	Other-than-temporary decline in value of investments in group companies
•	Revenue recognition
•	Accounting for income taxes
•	Non-monetary transactions

Principles of Accounting for Holdings in Group Companies

The various holdings that we have in our group companies are accounted for under several methods, based on our level of ownership in our group companies, as described below.

Consolidation. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we own and/or our subsidiary owns more than 50% of the outstanding voting securities of a company, however, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our representation on the board of directors, the level of financing provided by us to the group company and any minority rights. Under the consolidation method, a company’s assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of any consolidated company.

Notwithstanding the above, Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (“FIN 46” or the “Interpretation”) (as revised in December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51”, which is further discussed below, provides additional conditions under which a company is required to consolidate another entity.

Equity Method. Group companies which we do not control, but over whom we exercisesignificant influence, are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company’s voting securities, however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several factors, including, among others, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors which may require management to make certain judgmental decisions regarding significant influence. We also account for our interests in private equity funds under the equity method of accounting, based on our holding percentage. Under the equity method of accounting, a group company’s assets and liabilities are not included within our consolidated balance sheet and their results of operations are not reflected within our consolidated statements of operations; however, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our ownership level of the outstanding share capital of the group company. Notwithstanding the above, in circumstances where our ownership in an investee is in the form of a preferred security or other senior security, we recognize equity method losses based on our ownership level in the particular investee security or loan held by us to which the equity method losses are being applied.

Other Methods. Other companies that we do not account for under either the consolidation or the equity method of accounting are generally accounted for under three different methods:

•	Non-marketable securities are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations.
•

Marketable securities, which are classified as trading securities, are presented at fair market value and the changes in the market value are reflected in our results of operations during each reporting period.

•

Marketable securities which are classified as available-for-sale are presented at fair market value and the effect of any unrealized change in market value is reflected in other comprehensive income (loss). When realized, realized gain or loss is included in our results of operations.

Notwithstanding the above, FIN 46 provides additional criteria for consolidation of entities and a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb the losses or the right to receive returns generated by its operations. FIN 46 provides several exceptions to its scope, such as that an entity that is deemed to be a business need not to be evaluated to determine if it is a VIE unless one of the conditions specified in the Interpretation exists.

FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses) or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the Primary Beneficiary generally must initially record all of the VIE’s assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the provisions of FIN 46, as revised, were adopted as of March 31, 2004.

As an operational holding company, we have investments in and loans to various companies that are engaged primarily in the fields of high technology. Some of these companies are in their early stages of development and will require substantial external investments until they can finance their activities without additional support from other parties and may be considered variable interests. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors.

Towards the end of 2003, RDC and Elbit Systems, an affiliated company, formed Starling Advanced Communications Ltd. (“Starling”) in order to develop connectivity solutions for broadband access for commercial aircraft. Both RDC and Elbit Systems contributed technologies in exchange for a 50% ownership interest each in Starling. In addition, as of May 31, 2004, RDC and Elbit Systems granted Starling convertible loans in the amount of $300 thousand each. Upon the adoption of FIN 46 in 2004, we consolidated Starling as it was determined to be a VIE, and we are its primary beneficiary.

In August 2002, Elron completed an investment of approximately $5.0 million in AMT as part of an aggregate investment of $8.7 million. AMT develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, namely AHT, which uses amorphous metals for heating products, and Confirm, which develops, markets and sells products using amorphous metals for brand protection against counterfeiting and diversion and anti-shoplifting electronic article surveillance. The investment was in the form of notes which are convertible into preferred shares of AMT or into shares held by AMT in certain of its subsidiaries. In addition, we are entitled to the rights attached to the convertible notes on an “as converted” basis as a shareholder of AMT and have special voting rights in certain specified circumstances. Our interest in AMT on a diluted basis and on an “as converted” basis (excluding loans) amounts to 28%. During the period from December 2002 until May 31, 2004, we granted AMT and its subsidiary convertible loans in the amount of approximately $2.2 million. AMT is considered to be a VIE, however as we are not the primary beneficiary of AMT, we did not consolidate AMT. As of March 31, 2004, our maximum exposure to loss as a result of our involvement in AMT does not exceed our investment in AMT in the amount of approximately $3.8 million.

Under FIN 46, certain events can require a reassessment of our investment in our group companies to determine if they are variable interests and which of the variable interest owners is the primary beneficiary. As a result of such events, we may be required to make additional disclosures or consolidate these entities

Business combinations

According to SFAS 141, “Business Combination”, commencing on July 1, 2001, all business combinations are accounted for using the purchase method of accounting. Under the purchase method, the total purchase price is allocated to the acquired company’s assets and liabilities, based on their estimated fair values, and the remainder, if any, is attributed to goodwill.

The aggregate purchase price of approximately $74.0 million resulting from the merger with Elbit, that took place in 2002, has been allocated to Elbit’s assets based on their estimated fair value according to an analysis made by an independent appraiser. Of the total purchase price, $55.0 million has been allocated to Elbit’s identifiable net assets and the remaining $19.0 million has been allocated to goodwill. The goodwill recorded reflects the anticipated synergies resulted from the combined entity, including anticipated reductions in operational and management costs, the creation of an enhanced platform, a more simplified and efficient organizational structure and greater resources and scope of operations, which will benefit the group companies. Subsequently to the acquisition date and through December 31, 2003, goodwill was reduced by $14.3 million, as a result of the reversal of a valuation allowance recorded at the acquisition date in respect of Elbit’s carryforward losses that had accumulated through that date.

The aggregate purchase price of approximately $29.5 million resulting from the share purchase of DEP’s shares, that took place in 2002, has been allocated to the assets and liabilities of DEP and its subsidiary, RDC, the majority of which has been allocated to investments accounted for under the equity method. The allocation to DEP’s assets was based on an analysis made by an independent appraiser. Aggregate amounts of $16.5 million and $6.5 million were allocated to identifiable net intangible assets and goodwill of the equity investments, respectively. The amortization of the identifiable intangible assets is included as part of our share in the net losses of equity investments.

Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. As mentioned above, we obtained appraisals from an independent appraiser in order to assist us in this process. While there were a number of different methods used in estimating the value of intangibles acquired, the primary method used was the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including timing, a discount rate reflecting the risk inherent in the future cash flows and terminal growth rate. Another area which required judgment which can impact our result of operations was estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization recorded in any given period. As we and our group companies operate in industries which are rapidly evolving and extremely competitive, the value of the intangible assets, including goodwill, their respective useful lives and the investments in companies is exposed to future adverse changes which can result in a charge to our results of operations. In 2002 and 2003, we recorded impairment losses in respect of certain investments, to which we allocated a portion of the purchase price at the time of the aforementioned acquisitions, in the amounts of $4.5 million and $2.5 million, respectively (See also “Critical Accounting Policies”, “Other-Than-Temporary Decline in Investments in Group Companies”).

Impairment of Goodwill and Other Intangible Assets

In accordance with SFAS 142, “Goodwill and Other Intangible Assets”, commencing on January 1, 2002, goodwill is no longer being amortized. In lieu of amortization, an annual impairment review of the goodwill is required at the level of each reporting unit. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures the impairment. We performed the first phase impairment analysis and found no instances of impairment of our recorded goodwill. Accordingly the second phase was not necessary during 2003. The first phase impairment analysis is performed by estimating the fair value of each reporting unit and comparing it to its reported carrying amount. Determining fair value under the first phase involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we have used a number of valuation methods including quoted market prices, discounted cash flows and revenue multiples. In certain cases we obtained an opinion from an independent appraiser. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results. As we operate in industries which are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that future goodwill impairment tests will not result in a charge to our results of operations. At December 31, 2003, goodwill amounted to approximately $12.0 million.

Other intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with the guidance of SFAS 144 “Accounting For The Impairment Or isposal Of Long-Lived Assets”. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of impairment, we use significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. As of December 31, 2003 we found no instances of impairment of other intangible assets. As we operate in industries which are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in impairment charge to our results of operations. At December 31, 2003, consolidated intangible assets, other than goodwill, amounted to approximately $10.0 million.

Other-Than-Temporary Decline in value of Investments in Group Companies

At the end of each reported period, we must evaluate whether an other-than-temporary decline in value of an investment in a group company has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to our results of operations.

An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans and financial statements) and the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries which are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future. In 2002 and 2003 we recorded write-downs in the amounts of $4.5 million and $4.2 million, respectively, with respect to certain group companies, mainly Cellenium and Textology.

Revenue Recognition

Our revenues are derived from our consolidated subsidiaries. Revenues from sales of products and services are recognized after all of the following occurs: the product is delivered, collection is probable, fees are fixed or determinable, vendor-specific objective evidence exists to allocate the total fee to elements of an arrangement and persuasive evidence of an arrangement exists. The determination whether collection is probable is judgmental in nature and based on a variety of factors, including the payment and other terms of the individual customer contract, credit history of the customer, prior dealings with specific customers, and certain other factors. Maintenance revenue is recognized on a straight-line over the term of the contract period. Reserves for estimated returns and allowances are provided at the time revenue is recognized when a right of return exists. Such reserves are recorded based upon historical rates of returns and other factors.

Income and profit derived from projects related to software development are recognized upon the percentage of completion method, based on the ratio of hours performed to date to estimated total hours at completion. Estimated gross profit or loss may change due to changes in estimates resulting from differences between actual performance and original forecasts. Estimates are reviewed periodically, and the effect of any change in the estimated gross profit for a project is recorded in results of operations in the period in which the change becomes known on a cumulative catch-up basis. Anticipated losses on projects are charged to earnings when identified. A number of internal and external factors affect our subsidiaries cost estimates, including labor rates, revised estimates of uncompleted work, efficiency variances, customer’s specifications and testing requirements changes. If any of these factors were to change, or if different assumptions are used, our results of operations may be affected. In addition estimates are made as to the total hours at completion. The number of hours may change due to the actual progress on the project. Change in estimates regarding the percentage of completion may affect the results of operations.

Accounting for Income Taxes

At the end of each reported period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be realized through future taxable income and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumptions with respect to our ability to realize investments in our group companies. Our ability to realize investments is mainly dependent upon factors such as the condition of the securities markets and other general economic conditions. As the securities markets for our group companies are highly volatile, changes in our assumptions and estimates may require us to increase the valuation allowance and therefore we may be required to include an expense within the tax provision in our statement of operations.

In 2002 and 2003, we recorded a deferred tax asset in the amount $10.0 million and $12.7 million, respectively, mainly by reducing our previous valuation allowance in respect of losses incurred in prior periods. As mentioned above (see “Business combinations”), the majority of the reduction in the valuation allowance was recorded as a reduction of goodwill since the deferred tax assets related to carryforward losses in Elbit and RDC incurred in periods prior to the acquisition of these companies. During 2003, we recorded tax expenses by realizing our deferred taxes mainly due to the sale of shares of Partner, Given Imaging, Zix and 24/7 Real Media. As of December 31, 2003, deferred tax assets with respect to carryforward losses that are more likely than not to be realized in future years amounted to approximately $8.9 million. Deferred tax liabilities amounted, as of December 31, 2003, to $47.7 million, mainly with respect to investment in available-for-sale securities, primarily Partner.

Non-Monetary Transactions

The basic principle in APB 29 “Accounting for Non-monetary Transactions” is that the accounting for non-monetary transactions should be based on the fair values of the assets exchanged. The cost of a non-monetary asset acquired in exchange for another non-monetary asset is the fair value of the asset received or the fair value of the asset surrendered to obtain it (if more clearly evident than the asset received). However, in an exchange of similar productive assets, since the culmination of an earning process has not occurred, the exchange should not be recorded at fair value and the asset received should be recorded at the recorded amount of the assets given up. According to EITF 01-2, “Interpretations of APB Opinion No. 29”, transactions by SEC registrants that involve the exchange of a business for any non-monetary asset, including an equity method investment that is not an interest in a joint venture, are not exchanges of productive assets and must be accounted for at fair value unless fair value is not determinable within reasonable limits. In determining whether the asset given up constitutes a business, the guidance in EITF 98-3, “Determining whether a non-monetary transaction involved receipt of productive assets or of a business” should be followed.

Determining whether the assets transferred constitute a business requires significant judgment and is dependent on the particular facts and circumstances, mainly regarding the determination of the degree of difficulty or level of investment necessary to obtain access or to acquire missing elements in the set of assets transferred. In addition, determining the fair value of the transaction is judgmental in nature and often involves the use of significant estimates and assumptions. In determining the fair value of the business transferred by Galil Medical to Oncura, Oncura obtained appraisals from an independent appraiser in order to assist in the valuation of its assets. The method applied in the valuation study was discounted cash flow, which includes significant estimates and assumptions. As Oncura operates in an industry which is rapidly evolving and extremely competitive, its value, as well as the value of its intangible assets, including goodwill, can be exposed to future adverse changes which can result in a charge to its, and in turn, to our results of operations. In determining the fair value of the business sold by ESW, we valued the consideration received in the form of Zix common stock at $5.4 million, a discount from market value of approximately 10% due to the restrictions on their sale. Such valuation is judgmental in nature and involved the use of estimates and assumptions.

A.         Operating Results

Basis of Presentation

As a result of the merger with Elbit and the share purchase of DEP which were completed in May 2002, Elbit and DEP became wholly owned subsidiaries, and accordingly, their results of operations are consolidated within our results of operations subsequent to the acquisition date. In addition, in the second half of 2002, we acquired a controlling interest in both Galil Medical and MediaGate, following which their results of operations are consolidated within our results of operations subsequent to the acquisition date.

As a result of the purchase of DEP in 2002, our interest in Given Imaging, Galil Medical, Witcom and 3DV Systems, in which we had direct and indirect interests through RDC, increased. In 2003, our interest in Oren Semiconductor increased as a result of a financing round in which we also invested as well as the conversion of our loans granted to Oren in previous periods. In accordance with APB 18, an investee that was previously accounted for other than under the equity method of accounting may become qualified for use of the equity method of accounting by an increase should be adjusted retroactively under the equity method of accounting (“step-by-step acquisition”). Accordingly, in 2003, we have restated our financial statements for all prior periods in which our investment in Oren Semiconductor was recorded at cost. The aforementioned restatements resulted in an aggregate increase in our net loss of approximately $2.3 million, or $0.08 per share, and approximately $1.5 million, or $0.07 per share, for the years ended December 31, 2002 and 2001, respectively.

For comparison purposes, we have provided pro forma information in accordance with SFAS 141, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil Medical and in MediaGate as if these transactions had been in effect at January 1, 2002 (see Note 9 to the Consolidated Financial Statements for the year ended December 31, 2003 under Item 18 of this Report-Financial Statements).

Consolidation. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect controlled subsidiaries. The following are our main subsidiaries:

Year ended December 31,

2003	2002	2001

ESW	ESW	ESW
Elron TeleSoft	Elron TeleSoft	Elron TeleSoft
Elbit	Elbit[1]
DEP	DEP[1]
RDC	RDC[1]
Galil Medical	Galil Medical[2]
MediaGate	MediaGate[2]

[1]	Since May 2002, following the completion of the Elbit merger and DEP share purchase
[2]	Since July 2002

Equity Method. Our main group companies accounted for under the equity method of accounting included:

Year ended December 31,

2003		2002		2001

Elbit Systems	Witcom	Elbit Systems	AMT[4]	Elbit Systems	Given Imaging
Netvision	3DV	Elbit[1]	Given Imaging	Elbit	Galil Medical
ChipX	Cellact	NetVision	Galil Medical[2]	NetVision	Witcom
Wavion	AMT	MediaGate[2]	Oren Semiconductor[3]	ChipX	Pulsicom
KIT	Notal Vision[6]	ChipX	Witcom	DEP	3DV
Pulsicom	Oren Semiconductor[3]	DEP[1]	3DV	Wavion	Oren Semiconductor[3]
Given Imaging	Oncura[7]	Wavion	Cellenium[5]	KIT
		KIT	CellAct	MediaGate
Pulsicom

[1]	Through May 2002, prior to the completion of the Elbit merger and DEP share purchase
[2]	Through July 2002
[3]	Restated (see Note 7(d)(7) in the Consolidated Financial Statements under Item 18)

[4]	Since August 2002
[5]	Through November 2002
[6]	Since January 2003
[7]	Since July 2003

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

The following tables set forth our results of operations in the reported period:

	Year ended December 31,

	2003	2002

	(millions of $, except per share data)

Net loss	(7.2)	*(41.6)
Net loss per share	(0.25)	*(1.58)

*	Restated (see Note 7(d)(7) in the Consolidated Financial Statements under Item 18).

Our net loss in 2003 decreased significantly as compared to the net loss in 2002 mainly as a result of the following factors:

(i)	a gain, net after tax, of approximately $7.1 million, resulting from the sale of 6,278,226 Partner shares in 2003;
(ii)	our share in the gain resulting from the merger in 2003 of the urology therapy units of Galil Medical and Amersham in the amount of approximately $4.4 million;
(iii)

a gain of approximately $4.1 million resulting from the sale of substantially all of ESW assets and business to Zix in 2003 in consideration for 1,709,402 Zix shares and a $1.0 million convertible note and a gain, net after tax, of approximately $3.2 million resulting from the subsequent sale of 1,117,155 Zix shares, including 262,454 shares resulting from the conversion of the note; and

(iv)

a decrease, net, of approximately $19.7 million in losses recorded with respect to our group companies, of which $12.7 million was due to a decrease in losses with respect to certain group companies which were sold or discontinued their operations in the second half of 2002 as part of the reorganization of Elron, Elbit, and DEP group companies following the completion of our merger. The reminder of the decrease reflects the improvements in the results of operation of most of our group companies, mainly Given Imaging as a result of its revenue growth, and the decrease in the net losses of ESW (which business was sold on September 2, 2003) and Elron TeleSoft, as a result of restructuring and cost reduction programs undertaken by them.

Pro forma results. Pro forma net loss for 2002, as restated, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil Medical and in MediaGate as if these transactions had been in effect at January 1, 2002, amounted to approximately $54.6 million, or $1.88 per share, compared to the net loss in 2003 of approximately $7.2 million, or $0.25 per share. The following factors contributed to the significant decrease in net loss:

(i)	An increase in gains we recorded with respect to realization of investments by way of selling shares in the open market and by way of merger and acquisition transactions as mentioned above;
(ii)

the decrease, net, in losses with respect to our group companies in the amount of $30.6 million, of which $20.9 million was due to a decrease in losses with respect to certain group companies which were sold or discontinued their operations in the second half of 2002 as part of the reorganization of Elron, Elbit, and DEP group companies following the completion of our merger;

(iii)	non-recurring merger expenses in the amount of $3.6 million which are reflected in the pro forma net loss in 2002; and
(iv)	the corporate operating expenses in 2003 were lower by $0.9 million than the pro-forma corporate operating expenses in 2002.

Reportable Segments

Subsequent to the sale of ESW on September 2, 2003 our reportable segments are i) The Systems and Projects Segment - Elron TeleSoft; and ii) Other holdings and the corporate operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and corporate operations, which provide the strategic and operational support to the group companies. Prior to September 2, 2003, we operated indirectly through ESW in a third business segment – Internet Products – which has been reclassified as discontinued operations.

At December 31, 2003, the main group companies were classified into the following segments:

	Internet products (Discontinued operations)	Systems and projects	Other holdings and corporate operations

Consolidated	ESW	Elron TeleSoft	Elbit; DEP; RDC; Galil Medical; MediaGate
Equity basis			Elbit Systems; NetVision; ChipX; Wavion; KIT; Pulsicom; Given Imaging; Witcom; 3DV; CellAct; AMT, Notal Vision; Oren Semiconductor; Oncura
Marketable securities presented as available-for-sale			Partner; Elbit Vision System; Zix

The following tables reflect our consolidated data by reported segments:

	Internet products - Elron SW (Discontinued operations)	Systems and projects - Elron TeleSoft	Other holdings and corporate operations	Consolidated

	(millions of $) Year ended December 31, 2003

Income**	—	7.4	40.9	48.3
Costs and Expenses	—	9.5	28.0	37.5
Loss from continuing operations	—	(2.1)	(4.8)	(6.9)
Income (loss) from discontinued operations	(0.7)	—	0.5	0.2
Net loss	(0.7)	(2.1)	(4.4)	(7.2)

	Year ended December 31, 2002

Income**	—	10.1	(13.0	)*	(2.9	)*
Costs and Expenses	—	15.9	17.1		33.0
Loss from continuing operations	—	(5.9)	(24.3	)*	(30.2	)*
Loss from discontinued operations	(8.6)	—	(2.8)		(11.4)
Net loss	(8.6)	(5.9)	(27.1	)*	(41.6	)*

*	Restated (see Note 7(d)(7) in the Consolidated Financial Statements under Item 18).
**	Income in the Other holdings and corporate operations includes net losses from equity investments

Internet Products - Elron SW (“ESW”) – Discontinued operations

ESW, which was focused on web access control and e-mail content filtering for organizations, sold substantially all of its assets and business to Zix, and accordingly, its current period results of operations and the gain on the sale have been classified as discontinued operations and prior periods have been reclassified respectively.

The following table sets forth the composition of the discontinued operating of ESW:

	Year ended December 31,

	2003	2002

	(millions of $)
Gain (loss) from discontinued operations:
Loss from operations	(4.8)	(8.6)
Gain on disposal	4.1	—

Loss from discontinued operations	(0.7)	(8.6)

The decrease in loss from operations in the reported period was primarily due to a decrease in operating expenses as a result of restructuring and cost reduction programs implemented by ESW at the end of 2002 and at the beginning of 2003.

Systems and Projects - Elron TeleSoft

Elron TeleSoft is focused on telecommunications network management and revenue assurance products. The following table sets forth the operating results of Elron TeleSoft:

	Year ended December 31,

	2003	2002

	(millions of $)
Net revenues	7.4	10.1
Cost of revenues	4.6	8.0

Gross profit	2.8	2.1
Operating expenses*	2.6	4.3
Amortization of other assets	0.8	0.8
Restructuring charges, net	—	1.3

Operating loss	(0.6)	(4.3)
Finance expenses, net	1.5	1.5
Tax on income	—	0.1

Net loss	(2.1)	(5.9)

*	Excluding amortization of other assets and restructuring charges, net, which are presented separately.

Net Revenues. Elron TeleSoft’s net revenues in 2003 decreased by $2.7 million, or 27%, to $7.4 million, compared to $10.1 million in 2002, mainly as a result of the decrease in revenues derived from sale of third parties’ products. The ability of Elron TeleSoft to increase its revenues in the near future is dependent upon general economic conditions and, in particular, on an increase in telecom capital expenditure, its ability to penetrate the international market and whether its efforts to bring enhanced and new products to market are successful.

Cost of revenues. Cost of revenues of Elron TeleSoft in 2003 were $4.6 million, representing a gross margin of 38%, compared to $8.0 million in 2002, representing a gross margin of 21%. The increase in gross margins in 2003 is mainly due to change in revenue mix as revenues derived from Elron TeleSoft’s products with higher gross margins increased relative to revenues derived from sale of third parties’ products, as well as due to increased efficiency as a result of the restructuring programs implemented by Elron TeleSoft.

Operating loss. Elron TeleSoft’s operating loss decreased by $3.7 million, or 86%, to $0.6 million in 2003, compared to $4.3 million in 2002. The decrease in operating loss, notwithstanding the decrease in revenues, was primarily due to the higher gross margin as well as the decrease in operating expenses as a result of restructuring and cost reduction programs implemented by Elron TeleSoft which enabled Elron TeleSoft to adjust its operating expenses to the decreased revenue levels.

Other Holdings and Corporate Operations Segment

The other holdings and corporate operations segment includes our holdings in subsidiaries, affiliates and other companies engaged in various fields of advanced technology, and corporate operations which provide strategic and operational support to the group companies. The following table sets forth this segment’s operating results:

	Year ended December 31,

	2003	2002

	(millions of $)
Net revenues	9.2	5.1
Net loss from equity investments	(8.7)	*(24.2)
Gain from disposals of businesses and affiliated companies and changes in holdings in affiliated companies, net	25.8	6.9
Other income (expenses), net	14.6	(0.8)

Total income	40.9	*(13.0)
Cost of revenues	5.6	2.7
Operating expenses**	22.9	15.3
Amortization of other assets	0.3	0.2
Restructuring charges, net	—	0.4
Finance income, net	(0.8)	(1.5)

Total costs and expenses	28.0	17.1

Income (loss) from continuing operations before tax benefit (taxes on income)	12.9	*(30.1)
Tax benefit (taxes on income)	(6.8)	3.0
Minority interest	(10.9)	2.8

Loss from continuing operations	(4.8)	*(24.3)
Gain (loss) from discontinued operations	0.4	(2.8)

Net loss	(4.4)	*(27.1)

*	Restated (see Note 7(d)(7) in the Consolidated Financial Statements under Item 18).
**	Excluding amortization of other assets and restructuring charges, net, which are presented separately.

Income

Net revenues. Net revenues of the other holdings and corporate operations segment consisted of sales of products and services by our subsidiaries, Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002. The following table sets forth the segment revenues:

	Year ended December 31,

	2003	2002

	(millions of $)
Galil Medical*	7.6	3.0
MediaGate*	1.5	2.1
Other	0.1	—

	9.2	5.1

*	Through June 30, 2002 the results of these companies were presented under the equity method.

Galil Medical recorded revenues of $7.6 million in 2003 compared to $5.0 million in 2002. The increase in revenues was mainly due to the growing awareness and acceptance of the cryotherapy technology by physicians and patients as an effective treatment for prostate cancer. Following the merger of the urology therapy units of Galil Medical and Amersham, Galil Medical’s revenues derived mainly from supplying of cryo products and R&D services to Oncura, in which it has a 25% ownership interest.

MediaGate’s revenues from selling advanced messaging systems decreased to approximately $1.5 million in 2003 compared to $2.6 million in 2002 as a result of the slow adoption of advanced messaging technology by telecommunications operators as well as by the competition from more established companies in the market with larger resources, which led MediaGate to sell its technology and related intellectual property assets to Telrad at the end of 2003.

Share in net losses of affiliated companies

Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under “Basis of Presentation”). The share in net losses of affiliated companies amounted to $8.7 million in 2003 compared to $24.2 million in 2002 (as restated).

The decrease in our share in net losses of our affiliated companies in 2003, compared to 2002, resulted mainly from the following:

(i) Following the completion of the merger between Elron, Elbit and DEP, and subsequent to the acquisition of a controlling interest in MediaGate and in Galil Medical, we consolidated these companies’ results of operations into our results of operations and ceased accounting for them under the equity method of accounting. Equity losses recorded in 2002 with respect to these companies for the period in which they were not consolidated amounted to $12.8 million.

(ii) The decrease in losses we recorded with respect to affiliated companies which were sold in the amount of $4.2 million and the decrease in our share in net losses of group companies whose results improved, mainly Given Imaging and Oren Semiconductor, in the amount of $1.5 million.

The above decrease was partially offset by a $2.6 million increase in our share in the losses of new group companies which are accounted under the equity method, mainly AMT, Notal Vision and Oncura.

Highlights of the Results of Operations of Our Major Affiliates: (All percentages of holdings are shown as of December 31, 2003)

Elbit Systems Ltd. (Nasdaq: ESLT) (a 20% holding). Elbit Systems develops, manufactures and integrates advanced high-performance defense electronic systems. Our share in the net income of Elbit Systems amounted to $9.1 million in 2003, compared to $9.5 million in 2002.

The following are highlights of the results of operations of Elbit Systems:

•	Elbit Systems’ revenues increased in 2003 by 8.5% to $898.0 million from $827.5 million in 2002. The main increase in revenues was in the armored vehicles systems area of Elbit Systems’ operation.
•

As of December 31, 2003, Elbit Systems’ backlog of orders was $1,752 million, of which approximately 80% is scheduled to be performed in 2004 and 2005. Elbit Systems’ backlog of orders as of December 31, 2002 was $1,689 million.

•	Elbit Systems’ operating income in 2003 was $53.5 million (6% of revenues) compared to $57.8 million (7% of revenues) in 2002.
•	Elbit Systems’ net income in 2003 was $45.9 million (5.1% of revenues) compared to $45.1 million (5.5% of revenues) in 2002.

Given Imaging (Nasdaq: GIVN) (a 17% holding directly and indirectly through RDC). Given Imaging, a medical device company that developed and markets a disposable miniature video camera in a capsule for visualizing the gastrointestinal tract, recorded revenues of $40.5 million in 2003, an increase of 40.3% over the revenues recorded in 2002 of $28.9 million, and a gross profit of 66.6%, compared to 58.8% in 2002. Revenue growth was driven by continued installations of new systems, expansion in reimbursement coverage and the removal of the “adjunctive tool” qualifier from its label, enabling Given Imaging to market its product as a first line tool in diagnosing disorders of the small bowel. Given Imaging’s net loss decreased significantly in 2003 to $9.6 million, compared to $18.3 million in 2002, resulting mainly from increased revenues. In the fourth quarter of 2003, Given Imaging announced record sales of $12.5 million, a net loss of $0.6 million and positive cash flow for the first time in its history of $0.9 million.

Notal Vision (a 24% holding). In January 2003, we completed a new investment of $2.0 million, out of $4.5 million raised by Notal Vision, a medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD). In 2003, Notal Vision commenced selling its product pursuant to its distribution agreement with its strategic partner, Carl Zeiss Meditec Inc., one of the leading manufacturers of professional optics equipment, and recorded revenues of $0.9 million, and its net loss amounted to $1.6 million, consisting mainly of research and development costs.

Oncura (a 25% holding by Galil Medical). Oncura commenced its operations on July 1, 2003 following the completion of the merger of the urology therapy units of Galil Medical and Amersham which created Oncura. Oncura markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment. Oncura’s revenues since commencing operations and through December 31, 2003, amounted to $31.4 million. Oncura’s net loss amounted to $0.9 million, which resulted primarily from integration costs arising from combining the urology units of Amersham and Galil Medical and amortization of intangible assets.

NetVision (a 46% holding). NetVision provides Internet services and solutions in Israel. In 2003 NetVision changed its operating currency to the New Israeli Shekel (NIS). Accordingly, all figures below are translations for convenience purposes of NetVision’s NIS figures into U.S. dollars at the representative rate of exchange prevailing at December 31, 2003 according to which $1.00 equaled NIS 4.379.

In 2003, NetVision experienced increased competition in gaining broadband communication market share resulting from the transition of customers to broadband communication from narrow-band dial-up connections. Nevertheless, NetVision improved its operating results in 2003 and recorded an increase of 8% in revenues to $64.6 million, from $59.8 million in 2002 and its operating income increased to $4.7 million, compared to $3.4 million in 2002. However, due to higher finance expenses in 2003, NetVision’s net income decreased to $0.8 million compared to $2.9 million in 2002. As of December 31, 2003, NetVision had a customer base of approximately 357,000 compared to 340,000 at the end of 2002.

NetVision expects its revenue growth and its operating results to continue to be affected by the competitive broadband market environment, which will affect market prices and penetration costs.

Wavion (a 38% holding). Wavion is a developer of broadband wireless access systems for wireless LANs. In 2002, as a result of the downturn in the broadband wireless communications market, which delayed the release of Wavion’s products, Wavion significantly reduced its research and development expenses and began to sell subcontracting services for the development of wireless sub-systems. In 2003, Wavion completed a financing round led by Sequoia Seed Capital, raising $12.5 million out of which we invested $3 million. Wavion intends to use the proceeds to finance its development efforts. Accordingly, Wavion directed resources away from its subcontracting activities and its revenues in 2003 amounted to $1.8 million, similar to revenues recorded in 2002 of $1.7 million. The increase in its research and development costs resulted in an increase in Wavion’s net loss which amounted to $1.7 million in 2003, compared to a net loss of $0.6 million in 2002. We expect these research and development costs to continue to increase in 2004.

K.I.T. eLearning (a 45% holding). K.I.T. eLearning provides online academic programs. In 2003 we invested $2.0 million in K.I.T. eLearning B.V (“K.I.T. eLearning”, formerly Kidum Holding B.V) as part of an aggregate investment round of $4.0 million, the balance of which was invested by Discount Investment Corporation Ltd. (“DIC”), which holds approximately 38.5% of our shares. K.I.T. eLearning was previously the operating subsidiary of Kidum Elron IT Ltd. (“KIT”) in which we held approximately 29%.

K.I.T. eLearning’s revenues increased in 2003 by 106% to $7.0 million, compared to $3.4 million in 2002, as a result of the increase in student enrollments. KIT eLearning’s operating loss decreased to $3.3 million compared to $6.1 million in 2002, primarily due to the increase in revenues. At December, 2003, K.I.T. eLearning had approximately 1,700 students, mainly from the United Kingdom, Holland, Canada, Germany, China and Singapore, as compared to approximately 1,100 students at the end of 2002. In the first quarter of 2004, we sold our shares in K.I.T. eLearning to Laureate. (See Item 4 - “Information on the Company”).

ChipX (formerly: Chip Express) (a 36% holding). ChipX is a manufacturer of late stage programmable gate array ASICs (Application Specific Integrated Circuits). ChipX’s revenues in 2003 amounted to $13.7 million, compared to $16.5 million in 2002. The decrease in revenues resulted mainly from the slowdown in the semiconductor industry through the first half of 2003. In light of the recovery in this industry in the second half of 2003, ChipX revenues increased to $7.4 million during the second half of 2003, as compared to $6.4 million in the first half of 2003 and $6.6 million in the second half of 2002. ChipX’s net loss in 2003 amounted to $7.8 million, compared to $6.4 million in 2002. However, as a result of an increase in revenues during the second half of 2003, ChipXs’ net loss decreased to $3.2 million as compared to $4.6 million in the first half of 2003 and $4.7 million in the second half of 2002.

In March 2004, ChipX raised $12.0 million in a private placement, out of which Elron invested approximately $2.6 million. As a result, Elron’s interest in ChipX decreased to approximately

26%. ChipX intends to use the proceeds from the private placement to finance its sales, marketing and development of its structured ASIC technology

Oren Semiconductor (a 41% holding). Oren is a developer of chips for the digital television market. In 2003, we completed an investment of $3.0 million in Oren, as part of an aggregate investment of $8.0 million from existing shareholders and from Zoran Corporation. In addition to the investment, we and other shareholders converted all the loans previously granted to Oren, in the amount of approximately $8.4 million into shares, of which our portion was approximately $4.4 million. Following the investment and the loan conversion, we hold approximately 41% in Oren. Zoran and Oren have agreed to cooperate to sell Oren’s front-end solution with Zoran’s back-end chips to major players in the digital television market. Zoran is the second strategic investor in Oren after Sony Corporation invested in April 2001. Oren will use the proceeds of this equity investment to finance its marketing and sales operations in the United States and Japan and to complete the development of its new products for those markets.

In 2003, Oren’s revenues increased to $4.4 million from $2.0 million in 2002, due to a combined increase in product sales as well as in revenues derived from development projects. As a result of the increased revenues, Oren’s net loss in 2003 decreased to $4.6 million compared to $6.1 million in 2002.

AMT (a 28% holding). Since our investment in AMT in August 2002, AMT’s two operating companies, namely AHT and Confirm, commenced introducing their amorphous metals technology-based products to the market and built up their operating and manufacturing infrastructure. In 2003, AHT recorded revenues of $0.8 million compared to $0.1 million in 2002, and net losses of $1.6 million, the same level as in 2002. Confirm recorded in 2003 revenues of $0.6 million compared to $0.1 million in 2002, and net losses of $1.2 million compared to $1.1 million in 2002.

Despite the improvements in our share in the net losses from our group companies in 2003, we expect that most of our group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. In addition, investment in new early stage companies will result in additional losses. Therefore, we anticipate that our share in the results of these companies will continue to negatively affect our results of operations.

Results of operations of significant group companies which are accounted for other than under the equity method of accounting

In addition to companies accounted for under the equity method, we have significant investment in Partner which is accounted for as available-for-sale security and whose results do not affect our results of operations.

Partner (Nasdaq: PTNR) (a 9% holding). At December 31, 2003, the market value (equal to its carrying value) of our investment in Partner amounted to $124.3 million. Partner is a GSM mobile telephone network operator in Israel. In 2002, Partner reached a significant milestone, as it became a profitable company and generated cash flow. In 2003, Partner continued to improve its financial performance and demonstrate its ability to sustain revenue growth, profitability and positive cash flow. The following are highlights of the results of operations of Partner for 2003 (all figures below are convenience translations of Partner’s nominal New Israeli Shekel (NIS)

figures into U.S. dollars at the rate of the exchange prevailing at December 31, 2003 according to which $1.00 equaled NIS 4.379):

•

Partner’s revenues in 2003, driven primarily by subscriber growth of 14.5%, increased to $1,020.3 million, up 10.2% from $925.9 million in 2002. Partner’s subscriber base at the end of 2003 was 2,103,000 as compared to 1,837,000 at the end of 2002.

•

Partner’s operating income in 2003 increased to $195.2 million from $121.8 million in 2002, an increase of 60.3%. Operating income in 2003, as a percentage of revenues, increased to 19.1% versus 13.2% in 2002.

•	Partner’s net income in 2003 was $265.5 million, which include a $144.6 million tax benefit resulting from its accumulated carryforward taxes losses. In 2002, Partner’s net income was $19.2 million.

Partner has a line of credit agreement with a consortium of banks that provides for borrowings of up to $683 million of which $282 million had been drawn as of December 31, 2003. The line of credit is guaranteed by shares held by the original shareholders of Partner, pro rata to their respective original holdings. All of the shares held by us as of December 31, 2003, amounting to approximately 15.9 million shares, are pledged by us in favor of the consortium of banks.

Gains from Disposals of Businesses and Affiliated companies and Changes in Holdings in Affiliated Companies

Our gains from disposals of businesses and affiliated companies and changes in holdings in affiliated companies amounted to $25.8 million in 2003 compared to $6.9 million in 2002. The gain in 2003 was mainly due to the gain from the merger of the urology therapy business of Galil Medical and Amersham in the amount of approximately $21.2 million (which after minority interest and income taxes amounted to $4.4 million) and $4.5 million gain from the sale of 753,600 shares of Given Imaging held by RDC for approximately $7.8 million and changes in holding in Given Imaging as a result of exercise of options.

The gain in the comparable period in 2002 was mainly due to a $5.3 million gain from the sale of Given Imaging shares and a $1.6 million from the sale of 380,000 shares of Elbit Systems.

Our ability to record future gains from the disposals of businesses and affiliated companies and changes in holdings in our affiliated companies will be affected by the capital market conditions in future periods.

Other Income (expenses), net. Other income, net, amounted to $14.6 million in 2003 compared to a loss of $0.8 million in 2002. The gain in 2003 resulted primarily from the following: (i) the sale of 6,278,226 Partner shares for approximately $29.3 million which resulted in a $11.1 million gain before tax; (ii) the sale of 1,117,155 shares of Zix for approximately $9.0 million which resulted in a $4.8 million gain before tax; and (iii) a $2.0 million gain, before tax, from the sale of all the shares of 24/7 Real Media shares for approximately $5.2 million. These gains were partially offset by $3.7 million of write-downs mainly with respect to Cellenium and Textology.

Other expenses in 2002 resulted mainly from a $1.6 million write-downs of certain investment as well as a decrease in the market value of certain marketable securities, which were partially offset by $0.7 million gain from the sale of other marketable securities, primarily of NetManage Inc. (Nasdaq: NETM) held by us at that time.

Expenses

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our subsidiaries, mainly Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002 as well as our and RDC’s corporate operations expenses. The following table sets forth the segment operating expenses. The operating expenses presented below exclude restructuring expenses and amortization of other assets, in the amount of $0.3 million in 2003, and $0.6 million in 2002, which also constitute part of operating expenses under US GAAP but for presentation purposes, are included as a separate item:

	Year ended December 31,

	2003	2002

	(millions of $)
Corporate	7.1	6.1
Galil Medical*	10.7	7.4
MediaGate*	3.1	1.8
Other	2.0	—

	22.9	15.3

*	In the first half of 2002, the company’s results were presented under the equity method.

Our corporate operating costs, which following the merger with Elbit in May 2002 represent the costs of the combined management, were $7.1 million in 2003, compared to $6.1 million in 2002. The increase in the corporate costs resulted mainly from the increase in costs related to the company’s employee stock option plans and insurance costs. With respect to employee stock options granted in 2003, we adopted FASB Statement No.123 “Accounting for Stock-Based Compensation”, according to which compensation expenses are measured under fair value method (instead of intrinsic value method) using Black & Scholes option-pricing model. Amortization of deferred stock compensation amounted in 2003 to $0.4 million compared to $0.2 million in 2002.

Operating expenses of Galil Medical in 2003 were $10.7 million compared to $13.0 million in 2002. Operating expenses in 2003 includes approximately $1.2 million of non-recurring costs related to the merger of the urology therapy units of Galil Medical and Amersham. Galil Medical’s operating loss in 2003 decreased to $7.6 million compared to $9.8 million in 2002 mainly as a result of the merger of the urology therapy units of Galil Medical and Amersham which resulted in a significant decrease in marketing and selling expenses. Galil Medical plans to continue developing its cryotherapy technology for application in other health care fields, and to supply Oncura manufacturing and research and developments services on a cost plus basis, and therefore its operating loss is expected to continue to decrease. However, Galil Medical’s results of operations will be affected in the future quarters by the extent of future research and developments activities for the development of new Cryo applications.

Operating expenses of MediaGate in 2003 were $3.1 million compared to $4.2 million in 2002. MediaGate’s operating loss in 2003 amounted to $2.4 million compared to $3.6 million in 2002. The decrease in the operating loss of MediaGate resulted primarily from the decrease in operating expenses due to cost reduction programs implemented by MediaGate during 2002 and 2003. Following the sale of MediaGate’s assets and intellectual property to Telrad, Mediagate ceased its operations.

Other operating expenses include mainly the operating expenses of RDC. At the end of 2003, RDC launched a new company named Starling Advanced Communications (“Starling”), in which RDC and Elbit Systems hold 50% each. Starling develops an antenna and satellite communication solution that enables commercial airborne broadband connectivity. Starling’s research and development costs were included through its incorporation in RDC’s results of operations.

Income Taxes. Income taxes, net, in 2003 were $6.8 million, which were mainly due to income taxes with respect to the sale of shares of Partner, Given Imaging, Zix and 24/7 Real Media, as well as with respect to the merger of the urology therapy units of Galil Medical and Amersham. In 2002, we recorded a tax benefit of $3.0 million mainly with respect to corporate expenses.

Loss from Discontinued Operations. Loss from discontinued operations of $2.8 million in 2002 was mainly with respect to our subsidiary VFlash which sold substantially all of its assets and business to 24/7 Real Media Inc. (Nasdaq: TFSM) in exchange for shares of 24/7 Real Media, resulting in a gain of $2.0 million which was partially offset by the results of operations of VFlash in the amount of $1.9 million. Also included in this item are the net losses of other subsidiaries which were sold, such as Textology, in the aggregate amount of $2.9 million.

Quarterly Results of Operations

The table below sets forth unaudited consolidated statement of operations data for each of the four consecutive quarters ended December 31, 2003.

	Q1/2003	Q2/2003	Q3/2003	Q4/2003	2003

	(millions of $)
Net revenues	3.8	4.0	4.7	4.0	16.5
Net loss from equity investments	(3.0)	(3.9)	(1.2)	(0.6)	(8.7)
Gain from disposals of business and affiliated companies and changes in holdings in related companies, net	0.4	0.9	24.4	0.1	25.8
Other income (expenses), net	(1.2)	7.3	3.7	4.9	14.7

Total income	—	8.3	31.6	8.4	48.3
Costs and expenses	10.3	10.2	9.4	7.6	37.5

Gain (loss) from continuing operations before tax benefit (taxes on income)	(10.3)	(1.9)	22.2	0.8	10.8
Tax benefit (taxes on income)	0.4	(2.2)	(3.9)	(1.1)	(6.8)
Minority interest	2.0	1.7	(15.6)	1.0	(10.9)

Income (loss) from continuing operations	(7.9)	(2.4)	2.7	0.7	(6.9)

Gain (loss) from discontinued operations	(1.4)	(1.6)	0.3	2.4	(0.3)

Net income (loss)	(9.3)	(4.1)	3.0	3.1	(7.2)

Because we are a high technology operational holding company that operates through group companies, and therefore the major contributions to our net income (or loss) in any given quarter are our share in our group companies’ results of operations and gain (or loss) from disposition of and changes in our holdings in group companies, we have experienced, and expect to continue to experience, significant volatility in our quarterly results.

Most of our group companies’ results continue to improve, reducing the level of losses with respect to these companies during 2003. In addition, since the second quarter of 2003 we recorded significant gains from sale of shares of our group companies (mainly Partner shares in the second and the third quarter of 2003) as well as gains from the merger between the urology therapy units of Galil Medical and Amersham in the third quarter of 2003 and the sale of ESW assets and business and the shares of Zix received as a consideration in the third and fourth quarter of 2003, enabling us to offset our share in the group companies’ losses and to report net income.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

The following tables set forth our results of operations in the reported period:

	Year ended December 31,

	2002*	2001*

	(millions of $, except per share data)
Net loss	(41.6)	(52.4)
Net loss per share	(1.58)	(2.48)
*	Restated (see “Note 7(d(7) in the Consolidated Financial Statements under Item 18)

Pro forma net loss, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and in MediaGate as if these transactions had occurred at the beginning of each reporting period presented, was as follows:

	Year ended December 31,

	2002	2001

	(millions of $, except per share data)
Pro forma net loss	(54.6)	(91.7)
Pro forma net loss per share	(1.88)	(3.16)

The then general slowdown in economic conditions and in spending for technology products affected the results of operations of our group companies and limited our ability to successfully “exit” some of our group companies and to record capital gains. However, as reflected in the pro forma information, we reported a significant decrease in our pro forma net loss, primarily as a result of the following: (i) the decrease, net, of approximately $10.1 million in losses with respect to certain companies from which we divested; (ii) the decrease, net, in the operating losses of certain of our subsidiaries and the decrease in our share in the losses of our affiliated companies in the aggregate amount of approximately $19.9 million, mainly due to the restructuring plans and cost reduction programs taken by most of our group companies during

2002, which enabled these companies to reduce their losses notwithstanding the then adverse economic and market conditions; and (iii) significant reduction in corporate costs of $4.0 million.

Consolidated Results

The following table reflects our consolidated data by reported segments:

	Internet Products – ESW (Discontinued operations)	Systems and Projects – Elron TeleSoft	Other holdings and the corporate operations		Consolidated

	(millions of $)

	Year ended December 31, 2002

Income**	—	10.1	(13.0	)*	(2.9	)*
Costs and expenses	—	15.9	17.1		33.0
Loss from continuing operations	—	(5.9)	(24.3	)*	(30.2	)*
Loss from discontinued operations	(8.6)	—	(2.8)		(11.4)
Net loss	(8.6)	(5.9)	(27.1	)*	(41.6	)*

	Year ended December 31, 2001

Income**	—	23.6	(30.3	)*	(6.7	)*
Costs and expenses	—	38.1	0.5		38.6
Loss from continuing operations	—	(15.3)	(26.7	)*	(42.0	)*
Loss from discontinued operations	(10.4)	—	—		(10.4)
Net loss	(10.4)	(15.3)	(26.7	)*	(52.4	)*

*	Restated (Note 7(d)(7) in the Consolidated Financial Statements under Item 18).
**	With respect to the Other Holdings and Corporate Operations Segment, this includes net losses from equity investments.

Internet Products - ESW - Discontinued operations

The following table sets forth the results of the discontinued operations of ESW:

	Year ended December 31,

	2002	2001

	(millions of $)
Loss from discontinued operations	(8.6)	(10.4)

Net loss	(8.6)	(10.4)

ESW’s loss in 2002 decreased to $8.6 million from $10.4 million in 2001 mainly due to a decrease in operating expenses which resulted from restructuring and cost reduction programs implemented by the company in order to adjust the company to the decrease in revenues due to increased competition in the web access monitoring market and the then continued economic slowdown, which led customers to delay or postpone purchases of IT products.

Systems and Projects - Elron TeleSoft

The following table sets forth the operating results of Elron TeleSoft:

	Year ended December 31,

	2002	2001

	(millions of $)
Net revenues	10.1	23.8
Cost of revenues	8.0	21.1

Gross profit	2.1	2.7
Operating expenses*	4.3	10.6
Amortization of intangible assets	0.8	2.4
Restructuring charges, net	1.3	1.2

Operating loss	(4.3)	(11.5)
Finance expenses, net	1.5	2.8
Other expenses, net	—	0.2
Tax provision	0.1	0.8

Net loss	(5.9)	(15.3)

*	Excluding amortization of intangible and restructuring charges, net, in the amount of $2.1 million and $3.6 million in 2002 and 2001, respectively, which are presented separately.

Net Revenues. Elron TeleSoft’s net revenues decreased by $13.7 million, or 58%, from $23.8 million in 2001 to $10.1 million in 2002. The decrease resulted in part from a $12.8 million decrease in revenues due to the sale of non-core activities of Elron TeleSoft during the second half of 2001 as part of its restructuring program to focus its operations on core areas of its business - the development and marketing of products to the telecommunications market. The balance of the decrease of $0.9 million resulted from reduced sales of products and services to the telecommunications market due to then slowdown in telecom capital expenditures as well as longer sales cycles as telecom service providers postponed purchase decisions.

Cost of revenues. Cost of revenues of Elron TeleSoft in 2002 were $8.0 million, representing a gross margin of 21%, compared to $21.1 million in 2001, representing a gross margin of 11%. The increase in gross margin resulted mainly from higher efficiencies due to the restructuring program, including a reduction in the workforce which, Elron TeleSoft undertook during 2001 and 2002.

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

Finance expenses. Finance expenses decreased by $1.3 million, or 46%, to $1.5 million in 2002 from approximately $2.8 million in 2001. The decrease in finance expenses was primarily attributable to the decrease in interest rates. The majority of finance expenses were due to loans associated with the purchase of the main operations and net assets of Network, Communications and Computer Systems (NCC) Ltd. by Elron TeleSoft in 1998.

Other Holdings and the Corporate Operations segment

The following table sets forth this segment operating results:

	Year ended December 31,

	2002		2001

	(millions of $)
Revenues	5.1		—
Net loss from equity investments	(24.2	)*	(28.8	)*
Gain from disposal of business and affiliated companies and changes in holdings in affiliated companies, net	6.9		3.2
Other income (expenses), net	(0.8)		(4.7)

Total income	(13.0	)*	(30.3	)*

Cost of revenues	2.7		—
Operating expenses**	15.3		5.1
Amortization of intangible assets	0.2		—

Restructuring charges, net	0.4		—
Finance income, net	(1.5)		(4.6)

Total cost and expenses	17.1		0.5

Loss from continuing operations before tax benefit	(30.1	)*	(30.8	)*
Tax benefit	3.0		3.7
Minority Interest	2.8		0.4

Loss from continuing operations	(24.3	)*	(26.7	)*
Loss from discontinued operations	2.8		—

Net loss	(27.1	)*	(26.7	)*

*	Restated (see Note 7(d)(7) in the Consolidated Financial Statements under Item 18).
**	Excluding amortization of intangible assets and restructuring charges, net, in the amount of $0.6 million in 2002, which are presented separately.

Income

Revenues

Net revenues of the Other Holdings and the Corporate Operations segment consisted of sales of products and services by our subsidiaries, Galil Medical and MediaGate, which were consolidated for the first time in 2002.

The following table sets the segment revenues:

	Year ended December 31,

	2002	2001

	(millions of $)
Galil Medical*	3.0	—
MediaGate*	2.1	—

	5.1	—

*	Through June 30, 2002, the results of these companies were presented under the equity method.

Galil Medical recorded revenues of $5.0 million in 2002 (of which $3.0 million were in the second half of 2002 and were consolidated within our consolidated revenues) compared to $2.8 million in 2001. The increase in revenues is mainly due to increased penetration in the U.S. market. The majority of the revenues derived from sales of disposable products.

MediaGate’s revenues amounted to $2.6 million in 2002 (of which $2.1 million were in the second half of 2002 and were consolidated within our consolidated revenues) compared to $0.7 million in 2001. MediaGate develops and markets advanced messaging systems. The increase in revenues was mainly due to large projects received from mobile operators mainly in the Far East. MediaGate’s revenues and operating results were affected by the then slowdown in the telecommunications market as well as by competition from more established companies.

Share in net losses of affiliated companies

The share in net losses of affiliated companies amounted to $24.2 million in 2002 compared to $28.8 million in 2001. The decrease in our share in net losses of our affiliated companies in 2002 resulted mainly from Elbit and DEP ceasing to be equity method investments from the date of completion of the Elbit merger and the DEP share purchase, respectively. Elbit and DEP accounted for $19.1 million of equity losses in the full year of 2001 compared to $9.6 million in the period through the completion of both transactions in 2002. In addition, our share in Wavion’s losses decreased in 2002 as a result of the decrease in Wavion’s net loss.

The above decrease was partially offset mainly as a result of the increase in our share of the net losses of Galil Medical (which was accounted under the equity method through July 2002), Given Imaging, 3DV and Cellenium as a result of the merger with Elbit and the share purchase of DEP, and the increase in the losses of ChipX.

Highlights of the Results of Operations of Our Major Affiliates: (All percentages of holdings are shown as of December 31, 2002)

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

NetVision. NetVision’s net income in 2002 amounted to $2.8 million compared to a net loss of $3.6 million in 2001. The shift from a net loss in 2001 to a net income in 2002 was primarily due to a restructuring program implemented by NetVision, which included cost reduction programs which resulted in decrease in NetVision’s operating expenses in 2002 by $8.5 million, or 14%, from $61.6 million in 2001 to $53.1 million in 2002. NetVision’s revenues decreased in 2002 by $2.5 million, or 4%, from $58.9 million in 2001 to $56.4 million in 2002 mainly due to the intensive competition in gaining broadband communication market share and due to the economic slowdown affecting business and corporate spending. At the end of 2002, NetVision had a customer base of approximately 340,000 (compared to 330,000 at the end of 2001).

Wavion. Wavion recorded a net profit in the second half of 2002 of $0.2 million and a net loss in the full year 2002 of $0.6 million compared to a net loss of $3.4 million for the full year 2001. In light of the then downturn in the broadband wireless communications market which delayed the release of Wavion’s products, Wavion significantly reduced its research and development expenses and began to sell subcontracting services for the development of wireless sub-systems, recording revenues of $1.7 million in 2002. The increase in revenues enabled Wavion to record a net profit in the second half of 2002.

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

ChipX. ChipX continued to be affected in 2002 by the then slowdown in the semiconductor industry and its revenues decreased by $13.3 million, or 45%, from $29.8 million in 2001 to $16.5 million in 2002. Operating expenses in 2002 decreased by $8.4 million, or 27%, to $22.7 million from $31.1 million in 2001, mainly due to the implementation of a cost reduction program. However, due to larger decrease in revenues, ChipX’s net losses in 2002 increased to $6.4 million compared to $1.6 million in 2001. During 2002, ChipX raised $16.5 million from investors of which we invested $5.0 million. Consequently, our ownership percentage in ChipX decreased from approximately 35% to approximately 33%. The amount raised was expected to be used for research and development, to expand global marketing activities and to increase ChipX’s sales efforts.

Oren Semiconductor. During 2002, we invested $2.5 million in Oren by way of bridge loans.. In 2002, Oren’s revenues were $2.0 million compared to $2.5 million in 2001. Operating expenses in 2002 decreased to $7.1 million from $9.1 million in 2001, mainly due to the decrease in research and development costs as a result of cost reduction programs. Oren’s net loss in 2002 was $8.7 million compared to $ $6.1 million in 2001.

A.M.T. Advanced Metal Technology (“AMT”). Since Elron’s investment in AMT in August 2002, two of AMT’s operating companies, namely AHT and Confirm, started to introduce their products to the market and had recorded initial sales of few hundred thousand dollars. Both companies have built up their operating and manufacturing infrastructure and completed staffing the management positions.

Results of operations of significant group companies which are accounted for other than under the equity method of accounting

Partner. At December 31, 2002, the market value of our investment in Partner amounted to $78.6 million. In 2002, Partner reached a significant milestone, as it became a profitable company and generated free cash flow from operations for three consecutive quarters. The following are highlights of the results of operations of Partner for 2002 based on the shekel-dollar rate of exchange as of December 31, 2002 of NIS 4.737:

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

Gains from Disposal of Businesses and Affiliated companies and changes in Holding in Affiliated Companies.

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

Other Income, net. Other income, net, of the Other Holding Corporate Operation segment amounted to a loss of $0.8 million in 2002 compared to a loss of $4.7 million in 2001. The loss in 2002 included mainly a $1.1 million decrease in the price of marketable securities of Cisco and Elbit Vision Systems which were mainly offset by $0.7 million gains from the sale of marketable securities, primarily of NetManage. The loss in 2001 resulted primarily from a $5.8 million decrease in the market value of BroadBase Software’s and Kana Communication’s shares, which we subsequently received in exchange for BroadBase Software’s shares following the acquisition of BroadBase Software by Kana, and a $1.0 million write-down in the market value of the shares of ArelNet. The loss in 2001 was partially offset by a $1.0 million gain from the sale of the remaining shares of Zoran Corporation during the first quarter of 2001 and a $1.2 million gain from the sale of shares of Kana during the fourth quarter of 2001.

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

	Year ended December 31,

	2002	2001

	(millions of $)
Corporate	6.1	5.1
Galil Medical*	7.4	—
MediaGate*	1.8	—

	15.3	5.1

*	In the first half of 2002, these companies’ results were presented under the equity method.

Our corporate operating costs increased by $1.0 million, or 20%, to $6.1 million in 2002 from approximately $5.1 million in 2001. Since the merger with Elbit, corporate operating costs reflect the costs of the combined management.

Operating expenses of Galil Medical in 2002 were $13.0 million, of which $7.4 million was reported in the second half of 2002, compared to $9.4 million in 2001. Galil Medical’s operating loss in 2002 amounted to $9.8 million compared to $7.8 million in 2001. The increase in Galil Medical’s operating loss in 2002 was mainly due to increased selling and marketing expenses resulting from its effort to penetrate the market in the United States. The increase in operating expenses was partially offset by the increase in Galil Medical’s revenues.

Operating expenses of MediaGate in 2002 were $4.2 million, of which $1.8 million were reported in the second half of 2002, compared to $9.1 million in 2001. MediaGate’s operating loss in 2002 amounted to $3.6 million compared to $8.8 million in 2001. The decrease in the operating loss of MediaGate resulted primarily from increased revenues and the decrease in operating expenses due to cost reduction programs implemented by MediaGate.

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

Gain or loss from Discontinued Operations. As part of VFlash’s restructuring program in response to the then slowdown in the market for Internet value added services, in September 2002 VFlash sold most of its operating assets to 24/7 Real Media, or 24/7, in exchange for 4,100,000 shares of 24/7 common stock. The market value of these shares on September 23, 2002 was $1.6 million, based on the then closing price per share of 24/7. In conjunction with the above sale, we invested $1.0 million in 100,000 shares of 24/7 convertible preferred stock convertible into 48.40271 shares of common stock for each share of preferred stock. The convertible preferred stock was converted into 4,840,271 shares of common stock in February 2003. As a result of the above mentioned sale, we recorded a gain of $2.0 million. This gain was offset by the net loss of VFlash in the amount of $1.9 million.

Also included in this item is our share in the net losses of other subsidiaries which were sold during 2002, such as Textology, with no gain recognized, in the aggregate amount of $2.9 million.

B.          Liquidity and Capital Resources

Consolidated cash, debentures and deposits (including short and long-term) at December 31, 2003 were approximately $114.6 million compared with $96.8 million at December 31, 2002. At December 31, 2003, the corporate cash, debentures and deposits (including short and long term) were $107.3 million (of which 99% were held in U.S. dollar accounts) compared with $94.1 million at December 31, 2002. An amount of $27.2 million served as collateral to secure current maturities of long-term bank loans of ESW and Elron TeleSoft. An amount of $76.6 million had average maturities of less than three months. An amount of $5.5 million was invested in commercial marketable debentures and certificates of deposits, all with credit quality issuers and with limited amount of credit exposure to any one issuer.

The main sources of the corporate cash and other liquid instruments in 2003 were $29.3 million proceeds from the sale of 6,278,226 shares of Partner, $9.0 million proceeds from the sale of 1,117,155 shares of Zix, $5.2 million proceeds from the sale of 24/7 Real Media shares, a $4.3 million repayment of loan granted to RDC, and a $3.0 million dividend received from Elbit Systems.

The main uses of the corporate cash and other liquid instruments in 2003 were an aggregate of $19.8 million investments in new and existing group companies and $5.8 million repayment of bank loans. In addition, in 2003, we and Rafael, the minority shareholder of RDC, purchased two million unregistered shares of Given Imaging (one million each) from RDC for a total consideration of $12.2 million. RDC used the proceeds to repay $5.0 million shareholders’ loans to Rafael and us, $2.5 million to repay a bank loan, and the remainder was used for its investment activity.

The following table sets forth the investments made during 2003 by Elron (in million of $):

Oren Semiconductor	3.6
Galil Medical	3.2
Wavion	3.0
MediaGate	2.7
Notal Vision	1.7
KIT	1.5
AMT	1.3
Pulsicom	0.5
Other	2.3

19.8
Purchase of Given Imaging shares from RDC	6.1

25.9

Consolidated working capital on December 31, 2003 was $57.0 million compared to $31.8 million at December 31, 2002. The increase was primarily due to increase in cash and cash equivalents mainly as a result of the sale of Partner, Zix and 24/7 Real Media shares in the aggregate amount of $43.5 million. This increase was partially offset by $25.9 million investment in our group companies and in new companies.

Consolidated loans at December 31, 2003 were approximately $73.2 million, of which $67.5 million is attributed to Elron TeleSoft and ESW, associated with the purchase of their main operations and net assets. Elron provided guarantees to banks of up to approximately $76.1 million to secure bank loans made available to Elron TeleSoft and ESW and of which $67.5 million had been utilized as of December 31, 2003. In addition, in connection with some of Elron TeleSoft’s bank loans, we have provided to the lending banks comfort letters pursuant to which we undertook not to reduce our holdings beyond a certain percentage.

During the first quarter of 2004, we repaid approximately $40.5 million of Elron TeleSoft’s and ESW’s loans to the lending banks out of $67.5 million outstanding at December 31, 2003 and on April 1, 2004, we entered into new loan agreements for the balance of the loans outstanding. The lending terms, including interest and maturity dates, for the balance of the loans were not significantly changed. As of March 31, 2004, Elron TeleSoft and ESW loans amounted to $27 million of which approximately $11 million is renewed every three months, approximately $6.5 million is repayable in December 2004 and approximately $9.5 million is repayable in April, 2005. The majority of the loans oustanding are guaranteed to banks by us and of which $3.5 million is also secured by a pledge on our marketable debentures and deposits.

MediaGate’s bank’s loan in the amount of approximately $2.6 million has been secured by a first ranking pledge over the future proceeds to be received as royalties as a consideration for the sale of its technology to Telrad.

We, together with DIC, the other major shareholder of NetVision, have provided letters of comfort in connection with the credit line granted to NetVision by banks pursuant to which we jointly undertook not to reduce our joint holdings beyond a certain percentage. The amount outstanding under the credit line at December 31, 2003 was approximately $21.3 million. In

March 2004, we and DIC, each granted a loan to NetVision in the amount of $2.0 million. The loan from us is denominated in U.S. Dollars and bears interest at a rate of LIBOR plus 2%, repayable by July 31, 2004. The loans were granted to NetVision for the purposes of repayment, in part, of NetVision’s loans to one of its lending banks. Each of us and DIC undertook to one of NetVisions lending banks not to request repayment of our respective loans until NetVision has repaid all its indebtedness to such bank. This undertaking will terminate in the event of the completion by NetVision of its proposed public offering. The amount outstanding under NetVision’s credit line at March 31, 2004 was approximately $16.2 million.

All of Partner’s shares held by us as of December 31, 2003, amounting to approximately 15.9 million shares, are pledged by us in favor of Partner’s consortium of banks.

Subsequent to December 31, 2003 and through June 16, 2004, we invested an additional aggregate amount of approximately $5.9 million, in our group companies, which includes mainly $2.6 million in ChipX and granted loans to our group companies in the aggregate amount of $3.1 million of which $2.0 million was advanced to NetVision.

We believe that our existing resources will be sufficient to fund our and our subsidiaries’ operations and our investment plan in existing and new companies as well as repaying bank loans provided to ESW and Elron TeleSoft, when they become due and if not extended, for at least the next twelve months.

Shareholders’ equity at December 31, 2003, was approximately $296.1 million representing approximately 66% of the total assets compared with $259.4 million representing approximately 66% of total assets at December 31, 2002.

Market Risk

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure.

Interest Rate Risks. We are exposed to market risks resulting from changes in interest rates, relating primarily to our funds and loan obligations to banks. We do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2003, we had fixed rate financial assets of $5.5 million held for up to 3 years and variable rate financial assets of $101.8 million. At the same time, our subsidiaries had variable interest loans of $71.1 million. Therefore, we believe that the potential loss that would result from an increase or decrease in the interest rate is immaterial to our business and net assets.

Exchange Rate Risk. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of our principal subsidiaries and affiliated companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries’ assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets.

Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2003 we directly and indirectly held shares of the following publicly traded companies: Elbit Systems, Given Imaging, Partner Communication Company Ltd., Elbit Vision Systems, and Zix.

Stock prices in the industries of these companies have experienced significant historical volatility. Changes in the market value of our publicly traded holdings, including holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2003, the fair market value of our holdings in public securities was approximately $355.2 million. As of December 31, 2003 no financial instruments are used to hedge against equity price fluctuations.Changes in the market value of our available-for-sale securities (which mainly include our holding in Partner) were reported in other comprehensive income, which is included as a component of shareholders’ equity, and not as part of our results of operations. The market value of our available-for-sale securities as of December 31, 2003 amounted to $132.3 million.

C.          Research and Development, Patents and Licenses

Since we, through our group companies, engage in fields of high-technology, our group companies invest significant resources in research and development activities.

The combined research and development costs of all group companies amounted to $83.8 million in 2003, $99.1 million in 2002 and $118.3 million in 2001, the majority of which (in each year) was spent by Elbit Systems. The decrease in research and development costs in 2003 as compared to 2002 was primarily due to the decrease in R&D expenses in some of our group companies (mainly Elbit Systems, Given Imaging and Elron TeleSoft) and the sale or discontinued operations of some of our group companies during 2002 and 2003.

Our consolidated research and development costs, incurred mainly by Elron TeleSoft and Galil Medical, amounted to $3.8 million, $3.4 million and $3.8 million in 2003, 2002 and 2001, respectively.

Elron TeleSoft’s research and development team’s efforts are currently primarily directed toward revenue assurance products (ESSB), functionality enhancements and the development of new modules intended to broaden Elron TeleSoft’s product portfolio in the telecommunications field.

Following the completion of the merger of Galil Medical’s urology business with Amersham Health’s brachytherapy business, Galil Medical’s research and development team will continue to support the urology business and will also focus on the application of its cryotherapy technology to other healthcare fields such as women’s health.

D.         Trend Information

“Trend Information” pertaining to our and our group companies is incorporated by reference to Item 4 of this Report and this Item 5 under “Results of Operations”.

E.          Off Balance Sheet Arrangements

There is no principal amount of off balance sheet transactions.

F.          Tabular Disclosure of Financial Obligations

At December 31, 2003, we and our subsidiaries had no material contractual obligations which are expected to affect our consolidated cash flow in future periods, except for payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries and capital lease obligations, in each case due in future periods as set forth in the table below.

Type of Obligation	2004	2005	2006	With no specified maturity date	Total

Loans from banks	$52.9 million	$14.6 million	—	$2.6 million	$70.1 million
Loans from others	$3.1 million	—	—	—	$3.1 million
Capital leases	$0.5 million	$0.3 million	$0.1 million	—	$0.9 million

For additional details, see Item 5, Liquidity and Capital Resources.

Item 6.	Directors, Senior Management and Employees

A.         Directors and Senior Management

Our executive officers and directors are as follows:

Name	Age	Position
Ami Erel (4)	57	Chairman of the Board of Directors
Avraham Asheri (1)	66	Director
Dr. Gabi Barbash	54	Director
Dr. Chen Barir	45	Director
Prof. Yair Be’ery	47	Director
Avraham Fischer(4)	47	Director
Yaacov Goldman (1)(2)(3)	48	External Director
Oren Lieder(4)	55	Director

Dori Manor(4)	37	Director
Dr. Dalia Meggido	52	Director
Professor Daniel Sipper(1)(2)	71	External Director
Doron Birger	53	President and CEO
Moshe Fourier	56	Vice President, Chief Technology Officer
Tal Raz	42	Vice President, Chief Financial Officer
Shmuel Kidron	54	Vice President
Avishai Friedman	38	Vice President, Business Development

1	Member of our audit committee and independent director under the Marketplace Rules of the Nasdaq National Market.
2	External director under the Israeli Companies Law.
3	Designated Financial Expert under Sarbanes-Oxley Act of 2002.
4	Director or Officer of DIC.

Ami Erel has served as the Chairman of the Board of Directors of Elron since November 1999 and served as Elron’s Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President of DIC since June 1, 2001. Mr. Erel is also Chairman of the board of directors of Scitex Corporation Ltd. and serves as a director of Property and Building Corporation Ltd., Super-Sol Ltd., Ham-let (Israel Canada) Ltd. and Elbit Systems Ltd. Mr. Erel also serves as the Chairman or member of the boards of other companies in the DIC group and the Elron group. From 1997 to 1999, Mr. Erel served as President and Chief Executive Officer of Bezeq-The Israel Telecommunications Corp. Ltd. From 1997 to 1998, he was Chairman of the board of directors of PelePhone Communications Ltd. From January 2000 to January 2004, Mr. Erel served as Chairman of the board of Israel Association of Electronics & Information Industries. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Avraham Asheri joined Elron as a director since December 1999. He serves as the Chairman of our Audit Committee. He is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Kardan Nadlan Ltd., Africa Israel Investments Ltd., Meditor Pharmaceuticals Ltd., Elbit Systems Ltd. and Scitex Corporation Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as Senior Executive Vice President and a member of its management committee, Mr. Asheri held the position of Director General of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including: Managing Director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University in Jerusalem.

Prof. Gabi Barbash joined Elron as a director in May 2003. Since 1999, Prof. Barbash has been Director General of the Tel-Aviv Sourasky Medical Center and between 2000 and 2003 he has been the Chairman of the Board of Directors of Teuza Venture Capital Fund. Between 1998 and 2000, Prof. Barbash was the Chairman of the Israeli National Transplant Center. Between

1996 and 1999, Prof. Barbash was the Director General of the Israeli Ministry of Health. Between 1995 and 1998, Prof. Barbash was a member of the Scientific Committee of the Interdisciplinary Center for Technological Analysis and Forecasting at Tel-Aviv University. Between 1993 and 1996, Prof. Barbash was the Director General of the Sourasky Medical Center. Between 1986 and 1993, Prof. Barbash was the Deputy Director of the Sheba Medical Center and from 1990 to 1993, he was Director of the Rehabilitation Hospital of the Sheba Medical Center. Prof. Barbash holds an M.D. in medicine from the Hebrew University, Jerusalem, Hadassah Medical School and a Masters degree in public health from Harvard University.

Dr. Chen Barir joined Elron as a director in December 1999. He is the Chairman of Berman & Co. Trading and Investments Ltd. and its subsidiaries and affiliates, a private group specializing in seed stage venture capital investments, management and real estate. Dr. Barir is also Chairman of Galil Medical Ltd., Chairman of Sunlight Medical, Vice Chairman of Oncura Inc., a director of Optonol Ltd. and a director of Given Imaging Ltd. Dr. Barir holds a Masters in business administration from the European Institute of Business Administration (INSEAD) in Fontainebleau, France and a doctorate in law and economics from Harvard Law School.

Prof. Yair Be’ery joined Elron as a director in January 2004. Since 1985, Prof. Be’ery has been with the Department of Electrical Engineering at Tel Aviv University and served as its Chairman from 1999 until 2003. Since 1998, Prof. Be’ery has also been working with Benny Steinmetz’s Group and co-founded STI Ventures, a high technology venture investment company. From 1989 until 1996, Prof. Be’ery served as Vice President of Advanced Technology of the DSP Group Inc. Prof. Be’ery is also a director of Cahol-Ad Technologies and is a member of the advisory boards of Tehuti Networks Ltd. and Mplicity Ltd. Prof. Be’ery served previously on the boards of directors and advisory boards of numerous Israel-related technology companies. Prof. Be’ery holds B.Sc., M.Sc. and Ph.D. degrees (Electrical Engineering) from Tel Aviv University, Israel.

Avraham Fischer joined Elron as a director in August 2003. He is the Executive Vice President of IDBH, deputy Chairman of IDBD and a director and co-Chief Executive Officer of Clal Industries and Investments Ltd., a subsidiary of IDBD. In addition, he is a partner of Fischer, Behar, Chen & Co., a leading Israeli law firm. Mr. Fischer is the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism, and is the co-founder and Vice-Chairman of Ganden Holdings Ltd., a company holding investments in companies operating primarily in the fields of real estate, communications and technologies. Mr. Fischer served as a director of several companies, including DSP, Inc., and DSPC, Inc. and currently serves also as a director of DIC, Scitex Corporation Ltd., Elbit Systems Ltd., American Israeli Paper Mills Ltd., Vyyo, Inc. and several other companies. Mr. Fischer is a co-chairman of “Matan – Your Way to Give”, a non-profit organization. Mr. Fischer holds an LL.B. degree from the Tel Aviv University and is a member of the Israeli bar association.

Yaacov Goldman joined Elron as an external director in March 2003. He serves as a member of our Audit Committee and is our designated financial expert on the audit committee. Mr. Goldman also serves as a director of Bank Leumi Le’Israel B.M. Commencing in 1981 and Mer Telemanagement Solutions Ltd. Mr. Goldman worked for Kesselman & Kesselman (member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. From March 2002 until October 2002,

Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd. Mr. Goldman is a certified public accountant in Israel, having received his Bachelor of Economics and Accounting from the Tel Aviv University.

Oren Lieder joined Elron as a director in January 2003. Since January 2003, he has been the Chief Financial Officer of DIC. Prior to joining DIC, from 1997 until 2002, Mr. Lieder was the Chief Financial Officer of Bezeq and from 1989 until 1996, he was the Chief Financial Officer of Zim Israel Navigation Co. Ltd. He is a director and chairman of the audit committee of Super-Sol Ltd., and a director of Property and Building Corporation Ltd. and American-Israeli Paper Mills Ltd. Between 2000 and 2002, Mr. Lieder was a director of DBS Satellite Services (1998) Ltd. and between 1998 and 2002, he was a director of Pelephone Communications Ltd. Between 1994 and 1996, he was the Chairman of Ramon–Granit Insurance Brokers, Ramon International Insurance Brokers and Layam Ltd. Since 1995, he has been a member of the Board of Trustees and Investment Committee of the University of Haifa. Mr. Lieder holds a degree in economics and statistics from the University of Haifa.

Dori Manor joined Elron as a director in August 2003. He has served as Chief Executive Officer of David Lubinski Ltd., a group of automotive companies, since 2000, and was the Vice President from 1997 until 2000 and Assistant Director from 1994 until 1996. During 1994 and 1995, he served as a director of Morasco Ltd. During 1992 and 1993, he was engaged as an Industrial Engineering consultant for Factory Design Ltd. Mr. Manor serves as a director of IDBH, IDBD, CII and DIC. Mr. Manor received an MBA degree from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, in 1996 and a Bachelor of Science degree in Industrial Engineering from Tel Aviv University in 1993.

Dr. Dalia Megiddo joined Elron as director in January 2003. Dr. Megiddo is Managing Partner of InnoMed Ventures L.P., an Israeli venture capital fund in the field of medical devices and the life sciences, and serves as a director of Given Imaging Ltd. Since 1994, Dr. Megiddo has also served as Chief Editor of Academia Medica, a multimedia medical teaching program in Israel and between 1996 and 2003 as Editor of the Israeli medical audio magazine, The Journal Club. From 1981 to 1986, Dr. Megiddo practiced family medicine at the Hebrew University Hadassah Medical Health Center. Dr. Megiddo holds an M.D. in medicine from Hebrew University, Jerusalem and an M.B.A. from the Kellogg Recanati International Executive M.B.A. program of Tel Aviv University and Northwestern University.

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

Doron Birger joined Elron in 1994 as Vice President of Finance. Mr. Birger has served as President and Chief Executive Officer of Elron since August 2002, President since September 2001, Chief Financial Officer from 1994 to May 2002 and Corporate Secretary from 1994 to September 2001. Mr. Birger is Chairman of Given Imaging Ltd. and ChipX Ltd. as well as a director of Elbit Systems Ltd., RDC, NetVision and various others of our group companies. From 1991 to 1994, Mr. Birger was Vice President-Finance at North Hills Electronics Ltd., an

advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. From 1979 to 1981, Mr. Birger was the Chief Financial Officer of Fibronics Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

Tal Raz was appointed as our Vice President and Chief Financial Officer as of May 15, 2002. Prior to joining us, Mr. Raz was the acting President and Chief Executive Officer of Elbit Ltd. from October 2001. Mr. Raz was appointed Vice President of Elbit in June 1998, and served as Chief Financial Officer of Elbit since he joined Elbit in April 1997, having previously served in the same capacity at Agentsoft Ltd., Jerusalem, and Paul Winston Corporation, New York. Prior thereto he was a senior auditor at Deloitte & Touche LLP’s New York office. He also serves as a director and a member of the executive committee of Partner Communications Company Ltd., and as a director of RDC, NetVision, Confirm and Cellact. Mr. Raz is a certified public accountant, and holds BA and MA degrees in accounting and business administration from Baruch College, City University, New York.

Moshe Fourier was appointed as our Chief Technical Officer on June 1, 2000. From 1999 to 2000, he served as the Chief Operations Officer for Terayon Communications’ broadband voice division, one of the leading companies that provides cable modems and telecommunications solutions over the cable television infrastructure. From December 1993 until 1999, he joined the founder of Telegate and jointly initiated this start-up providing telecommunications equipment for delivering voice, data and video over cable television infrastructure, and served as Deputy Chief Executive Officer and Vice President of Research and Development and Technology. In June 1992, he joined RADA Electronic Industries as Vice President of Engineering. In August 1975, Mr. Fourier joined Astronautics Corporation of America - the Israeli division, as the first engineer and was promoted in 1978 to Vice President of Engineering. Mr. Fourier holds a bachelor of science degree in electrical engineering (BSEE) and an associated electrical engineering degree from the Technion, Israel Institute of Technology.

Shmuel Kidron was appointed as our Vice President in June 2000. Since October 2002 Mr. Kidron has been Vice-Chairman of Elron TeleSoft. From 1993 to 2000, Mr. Kidron was the President and Chief Executive Officer of Tadiran Electronic Systems Ltd. From 1990 to 1993, Mr. Kidron was a Business Unit Manager in Tadiran Electronic Systems. From 1980 to 1990, Mr. Kidron fulfilled various managerial and engineering positions in Tadiran Electronic Systems. Mr. Kidron holds a Bachelor of Science degree in Electrical Engineering from the Technion, Israel Institute of Technology.

Avishai Friedman joined Elron in January 2002 as Director of Business Development and in January 2004 was appointed Vice President of Business Development. In addition, Mr. Friedman serves as a director in several companies in the Elron Group. Mr. Friedman brings extensive experience in investment management, market knowledge and business entrepreneurship after holding a variety of management positions over the last 10 years. From 1997 to 2001, Mr. Friedman was Chief Executive Officer of Nano-Size Ltd. From 1991 to 1995, Mr. Friedman was Chief Executive Officer of Ganor, the private investments arm of the

Rothschild Group in Israel. Mr. Friedman holds a BA degree in Marketing and Finance and an MA degree in Business Administration (summa cum laude) from the Tel-Aviv University.

B.          Compensation

During the year ended December 31, 2003, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of approximately $1,558,000. This amount does not include amounts expended by us for automobiles made available to our officers in the aggregate amount of approximately $31,000.

The following table sets forth the approximate aggregate compensation paid by us during the fiscal year ended on December 31, 2003 to all our directors and officers.

	Cash and Cash-Equivalent Forms of Compensation (in thousands of U.S. $)

	Salaries, Fees, Directors’ Fees, Commissions and Bonuses	Securities(2) or Property, Insurance Benefits or Reimbursements and Personal Benefits

2003 (1)
All Directors	155	—
All Officers	1,018	385

(1)	Does not include an increase in provision for vacation in the amount of approximately $49,000.
(2)	See “Share Ownership” under this Item 6 and “Compensation of the Chairman “under Item 7- Related Party Transactions.

C.          Board Practices

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

In addition, the Nasdaq National Market, unless we seek and obtain an exemption, requires us to have a majority of independent directors on our board of directors with effect from July 31, 2005.

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

Our two external directors serve on the audit committee of the board of directors. All members of our audit committee meet Nasdaq’s definition of independent directors. None of them is an affiliated person of us or has received any consulting, advisory or other compensatory fee from us, other than in their capacity as directors. Yaacov Goldman is our designated financial expert under the Sarbanes-Oxley Act of 2002.

Internal Auditor

Under the Israeli Companies Law, the board of directors of public companies must appoint an internal auditor, nominated by the proposal of the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below in Item 10), an interested party, a relative of an office holder or an interested party, and he may not be the company’s independent accountant or its representative. According the Israeli Companies Law, an interested party is defined as a shareholder who holds 5% or more of the outstanding share capital or the voting power, a director, a general manager or a shareholder who has the right to appoint at least one director or the general manager. Doron Cohen of Fahn Kane, a member of Grant Thornton International, is our internal auditor.

D.         Employees

All of our employees are located in Israel. The following table sets forth, for the last three financial years, the number of our full time headquarters employees broken down into categories.

Period ended December 31,	2003	2002	2001

Administration and Management	22	20	18

The following table sets forth for the last three financial years the number of employees of Elron TeleSoft broken down into categories.

Period ended December 31,	2003	2002	2001

Research and development	11	8	23
Marketing and sales	5	5	7
Software projects and engineering	28	31	148
Administration and Management	12	18	35

Total	56	62	213

The following table sets forth for the last two financial years the number of employees of ESW broken down into categories. ESW sold its business to Zix in September 2003.

Period ending December 31,	2002	2001

Research and Development	24	30
Marketing, Sales and Customer Support	36	41
Administration and Management	10	16
Total	70	87

The above information excludes details of employees of our other subsidiaries, Galil Medical, RDC and 3DV.

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to employees in Israel by order of the Israeli Ministry of Labor. These provisions concern principally the length of the work day, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment.

We generally provide employees with benefits and working conditions beyond the minimum requirements.

Israeli law generally requires severance pay, which may be funded by Managers’ Insurance described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments thereto amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16.3% of the wages, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

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

Share Ownership

The number of our ordinary shares beneficially owned by each of our directors, and by our directors and officers as a group, as of May 31, 2004, is as follows:

Director	Ordinary Shares

Ami Erel, Chairman(1)	116,154	(2)
Avraham Asheri	0
Prof. Gabi Barbash	0
Dr. Chen Barir	0
Prof. Yair Be’ery	0
Avraham Fischer(1)	0
Yaacov Goldman	0
Oren Lieder(1)	0
Dori Manor(1)	0
Dr. Dalia Meggido	0
Prof. Daniel Sipper	0
All officers and directors as a group	601,700	(3)

(1)	Director or officer of DIC. Ownership excludes shares owned by DIC.
(2)	Consists solely of options to purchase our ordinary shares
(3)	Includes options to purchase 600,279 of our ordinary shares of which 272,914 options are currently exercisable or exercisable within 60 days of May 31, 2004.

Stock Option Plans

As of May 31, 2004, options to purchase 769,842 of our ordinary shares to our officers and employees were outstanding. Details concerning these options are as follows:

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

Series 9 Options

The Chairman of our board of directors was granted options to purchase 58,154 of our ordinary shares (the “Series 9 Options”). The Series 9 Options were granted ratably over a period of three years commencing on February 2000 and are exercisable for a period of three years, commencing two years after the date of grant.

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

Series 14 Options

There are outstanding options to purchase an aggregate of 30,000 of our ordinary shares of which options to purchase an aggregate of 20,000 shares are held by one of our officers (the “Series 14 Options”). The Series 14 Options are exercisable at a price of approximately $11.69 per share. The optionholders are entitled to exercise 25% of the amount granted, each year, starting in September 2002. The Series 14 Options will expire in September 2008.

Series 15 Options

There are outstanding options to purchase an aggregate of 138,000 of our ordinary shares of which options to purchase an aggregate of 120,000 shares are held by three of our officers (the “Series 15 Options”). The Series 15 Options are exercisable at a price of approximately $10.38 per share. The optionholders are entitled to exercise 25% of the amount granted, each year, starting in October 2002. The Series 15 Options will expire in October 2007.

Series 16 Options

There are outstanding options to purchase an aggregate of 18,000 of our ordinary shares held by one of our employees (the “Series 16 Options”). The Series 16 Options are exercisable at a price of approximately $11.15 per share. The officer is entitled to exercise 25% of the amount granted each year, starting in November 2002. The Series 16 Options will expire in November 2007.

Series 17 Options

There are outstanding options to purchase an aggregate of 30,000 of our ordinary shares, of which options to purchase an aggregate of 20,000 shares are held by one of our officers (the “Series 17 Options”). The Series 17 Options are exercisable at a price of approximately $7.77 per share. The optionholders are entitled to exercise 25% of the amount granted each year, starting in July 2003. The Series 17 Options will expire in July 2008.

2003 Option Plan

During May, 2003, our Board of Directors adopted the 2003 Option Plan which was subsequently ratified by our shareholders on November 30, 2003. Pursuant to the 2003 Option Plan, we issued options to purchase 272,000 ordinary shares (including options granted to our officers to purchase 210,000 ordinary shares) at an exercise price of $8.00 per share to our officers and employees. The 2003 Option Plan provides that the exercise price per share shall be reduced by an amount equal to the amount of any dividend per share distributed. The optionees are entitled to exercise 25% of the amount granted, each year, commencing on the date of grant and expiring 5 years later. In granting the options, the Board of Directors selected the capital gains tax track pursuant to the new tax reform legislation which came into effect on January 1, 2003. (For more details – see Item 10 – “Taxation” – “Employee Stock Options.”).

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

As of May 31, 2004, options to acquire 64,688 of our shares by virtue of the Elbit options were outstanding. The exercise price of these options range from $6.84 to $18.09 and their expiration dates range from December 2004 to December 2006.

Options of certain officers to acquire shares in our private group companies

During 2001, the Board of Directors approved the grant of options to certain of our officers to acquire between 1% and 2% of our investments in certain private companies. These options are in addition to those granted to our Chairman, Mr. Ami Erel. -See Item 7 Major Shareholders and Related Party Transactions - Compensation of Chairman. The options are exercisable at the weighted average price of our investments. The options vest ratably over a three year period and are exercisable for an additional three years. To date, none of the foregoing options has been exercised.

In addition, one of our officers was granted options exercisable for up to 125,000 shares of common stock of Elron TeleSoft. The exercise price of the options was the fair market value of the shares on the date of grant of $0.50 per share. These options are fully vested and none has yet been exercised.

Item 7.	Major Shareholders and Related Party Transactions

A.         Major Shareholders

The following table sets forth, as of May 31, 2004, unless otherwise specified, the number of ordinary shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of May 31, 2004, there were a total of 425 holders of record of our ordinary shares, of which 320 were registered with addresses in the United States. Such United States holders represented as of such date, holders of record of approximately 6.03% of our then outstanding ordinary shares.

Name and Address	Number of Ordinary Shares	Percent of Ordinary Shares

Discount Investment Corporation Ltd.(1) Tel Aviv, Israel	11,240,233	38.48%
Bank Leumi Group(2) Tel Aviv, Israel	2,417,462	8.28%
Bank Hapoalim Group (3) Tel Aviv, Israel	1,878,722	6.43%
Clal Insurance Group(4)*	700,106	2.40%

*	less than 5%

(1)        IDB Holding Corporation Ltd. (“IDBH”) is the parent of IDB Development Corporation Ltd. (“IDBD”), which, in turn, is the parent of Discount Investment Corporation Ltd. (“DIC”) and Clal Insurance Enterprises Holdings Ltd. (“Clal”). IDBH, IDBD, DIC and Clal are public companies traded on the Tel Aviv Stock Exchange.

Since May 19, 2003, approximately 51.7% of the outstanding share capital of IDBH has been owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden Investments”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. (“Manor Investments”), a private Israeli company controlled by Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat Investments”), a private Israeli company controlled by Avraham Livnat which holds 10.34% of the equity of and voting power in IDBH. Ganden Investments, Manor Investments and Livnat Investments, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Shelly Bergman holds approximately 4.9% of the equity of and voting power in IDBH.

Nochi Dankner is Chairman of IDBH, IDBD and DIC and a director of Clal. Shelly Bergman and Zvi Livnat, the son of Avraham Livnat, are directors of each of IDBH, IDBD and DIC. Shai Livnat, also the son of Avraham Livnat is a director of IDBD. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and the Company.

DIC’s address is 3 Azrieli Center, 43rd floor, Tel Aviv 67023, Israel.

(2) The Bank Leumi Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Leumi. As of May 31, 2005, the State of Israel held approximately 36.88% of the outstanding shares of Bank Leumi. The balance of the shares of Bank Leumi were held as follows: (i) Shlomo Eliahu Holdings Ltd. and affiliated companies held approximately 10% of Bank Leumi’s shares; (iii) mutual funds of the Bank Hapoalim group held approximately 5.4% of Bank Leumi’s shares; (iii) Otzar Hityashvuth Hayehudim B.M. held approximately 4.9% of Bank Leumi’s shares; and (iv) the public held the remainder of Bank Leumi’s shares.

(3) The Bank Hapoalim Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M. As of May 31, 2004, the shares of Bank Hapoalim are held by Arison Holdings (1998) Ltd. which holds 20.70%, Israel Salt Industries (1998) Ltd. which holds 10.93%, the public which holds 55.53% and other shareholders each holding less than 5%.

The Bank Hapoalim Group’s address is 11 Hanegev Street, 10th Floor , Tel Aviv, 66186, Israel.

(4) The Clal Insurance Group, is comprised of Clal Insurance Enterprises Holdings Ltd. (“Clal Insurance”) and its subsidiary companies, which are deemed to be major shareholders. Clal Insurance is majority owned by IDBD, the parent company of DIC, which is our parent company. The other major shareholder of Clal Insurance is Bank Hapoalim, which holds approximately 20.7% of Clal Insurance’s shares. The Bank Leumi Group holds 5.08% of Clal Insurance’s shares. The remaining shareholders of Clal Insurance hold less than 5% of the shares.

The Clal Insurance Group’s address is 48 Menachem Begin Rd., Clal Development Bldg., Tel Aviv, Israel.

B.          Related Party Transactions

Directors’ Compensation

In May 2004, we agreed to grant compensation to all of our directors for the fiscal year 2004, according to the amount then permitted according to the Israeli Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 2000 (the “External Director Regulations”), for companies of the same classification in relation to its shareholder’s equity, which were as of May 31, 2004, in addition to reimbursement of expenses, approximately NIS 46,170 (approximately $10,000) per director for one year and in addition approximately NIS 1,776 (approximately $390) per director for participation in each meeting of the board of directors or any board committee.

Compensation of the Chairman

Mr. Ami Erel has options to acquire up to 1.5% of any shares or other securities acquired by us in Wavion, Inc. and up to 0.75% of any shares or other securities acquired by us in Galil Medical Ltd. (together, the “Option”). Our investment in those companies (the “Invested Company”) might be directly or indirectly (through DEP). The Option shall be exercisable at the weighted average price of investments made by us with respect to any such Invested Company until the date of exercise of the Option. The Option shall be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by us in the relevant Invested Company, provided that at the time of the Option exercise Mr. Erel is a director or an employee of ours and that we have not sold or otherwise transferred to a third party our securities in the relevant Invested Company.

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

On May 30, 2004, Mr. Erel exercised his option to purchase 21,751 ordinary shares of Given Imaging from us for the aggregate exercise price of $49,380.

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

Investments in or acquisition of Shares of Galil Medical Ltd.

During 2002 and through May 31, 2004, we and our subsidiary RDC, invested approximately $9.5 million and our parent company, DIC, invested approximately $4.0 million in convertible notes of Galil Medical in accordance with the terms of the Note Purchase Agreement dated May 2002 and the various addenda thereto. On June 27, 2002, we purchased an additional 10.75% of Galil’s outstanding shares from Lumenis Ltd., in consideration for approximately $0.8 million. In the same transaction, DIC also purchased an additional 10.75% of Galil’s outstanding shares from Lumenis under the same terms and conditions.

In September 2003, December 2003 and April 2004, we and RDC, advanced loans of approximately $2.9 million and DIC, advanced loans of approximately $1.7 million to Galil Medical. Certain of these loans were converted into ordinary shares of Galil Medical in January, 2004.

On January 31, 2004, Galil Medical and its shareholders, entered into an agreement to restructure the share capital of Galil Medical pursuant to which all outstanding preferred shares, notes convertible into preferred shares and a shareholders loan were converted into ordinary shares and all their associated rights were cancelled.

These transactions were approved by our Audit Committee and our Board of Directors due to DIC’s participation in the transactions.

Lease Agreement with Elbit Systems.

Elbit Systems currently leases from Elbit Ltd. approximately 15,760 square metersfeet of office and manufacturing space in Karmiel, Israel. The lease expires in October 2006 and may be terminated earlier by Elbit Systems upon twelve months’ prior written notice. The monthly rent is an amount in NIS equal to approximately $0.548 per square foot linked to the U.S. dollar and the U.S. CPI, payable quarterly at the beginning of each quarter. In the event that the area leased is substantially reduced, the monthly rent will be determined by the parties.

Directors and Officers Insurance Policy

In February 2003, following the resolution and recommendation of our Audit Committee and Board of Directors, our shareholders approved and ratified the purchase of a directors’ and officers’ liability insurance policy (the “Policy”) for our directors and officers and separately approved the application of the Policy to Lenny Recanati, then one of our directors, and any future director or officer of the Company who may be considered a “Controlling Shareholder” under the Companies Law, 1999. The principal terms of the Policy are as follows:

(1)	The Policy was for a period beginning on January 1, 2003 and ending on December 31, 2003.
(2)	The coverage under the Policy was limited to $20 million per claim and in the aggregate during the Policy period.
(3)	The annual premium to be paid with respect to the Policy was approximately $1,075,000.

In addition, our shareholders approved: (i) any renewal and/or extension of the Policy for all our directors and officers; and (ii) the purchase of any other directors’ and officers’ liability insurance policy for our directors and officers upon the expiration of the Policy; provided that any such renewal, extension or purchase referred to in clauses (i) and (ii) above is for the benefit of our previous and/or current and/or future directors and officers and on terms substantially similar to those of the Policy; and that the premium will not increase by more than 25% in any year, as compared to the previous year.

In December, 2003, our Audit Committee, Board of Directors and shareholders approved the renewal of the Policy for the period January 1, 2004 until December 31, 2004 on substantially the same terms and conditions but with an annual premium of approximately $600,000.

Purchase of Shares of Given Imaging from RDC

On May 13, 2003, we and Rafael, the minority shareholder of RDC, purchased 2,000,000 shares of Given Imaging (1,000,000 each) from RDC for total consideration of approximately $12.2 million. Of the proceeds, a total of $5.0 million was used by RDC to repay shareholders’ loans to each of Rafael and us and $2.5 million was used to repay its bank loan.

Voting Agreement with DIC regarding Given Imaging

On September 29, 2003, we and DIC entered into a voting agreement pursuant to which, among other things, DIC agreed to vote all of its ordinary shares in favor of nominees to the board of directors of Given Imaging proposed by us. The voting agreement is for a term of one year and renews automatically each year thereafter unless terminated by notice of either party to the other party no later than August 30 in each year.

C.          Interests of Experts and Counsel

Not Applicable.

Item 8.	Financial Information

A.         Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are incorporated herein by reference to Item 18 below.

Legal Proceedings

Gesser Claim

On September 8, 1999, we received a copy of a statement of claim, along with a court order requiring a motion to approve this claim as a class action, submitted by David Gesser, a shareholder of Elscint. The motion requests that this claim be approved as class action instead of the previous claim submitted by Yonatan Aderet. This claim names as defendants Elscint Ltd., Elbit, our company, and Emmanuel Gill, Uzia Galil, Dov Tadmor, Micha Angel and Yigal Baruchi, former directors of Elscint, and Yonatan Aderet, the former President and director of Elscint. The motion was submitted by the applicant on behalf of all existing shareholders of Elscint who held Elscint’s shares on February 18, 1999. The plaintiff seeks damages of approximately $158.0 million.

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

Investors Claim

On November 2, 1999, we received a statement of claim and an application to claim as a class action against Europe Israel (M.M.S.) Ltd. (EIL), Elbit Medical Imaging, Elscint, Control Centers Ltd. (the controlling shareholder of EIL), Marina Herzliya Limited Partnership 1988 (which is controlled by Control Centers) and against us and 25 past and present officers of the above companies, including our officers.

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

Lease Claim

In July 2003, ESW terminated the lease of its premises in the United States on the grounds of defects in the premises and the lessor’s failure to repair the defects. The lessor rejected the termination of the lease and is seeking to enforce the lease and to claim all amounts due under the lease from ESW and Elron, as guarantor of the lease. The balance of the rental under the lease amounts to approximately $2.0 million. ESW is counterclaiming for damages caused by the lessor. We believe, based on legal advice, that ESW has good defense arguments which, if accepted, will cause dismissal of the above claim and accordingly, the above claim will not have a significant effect on our results of operations.

Other than the above matters, we are not a party to any material litigation and we are not aware of any pending or threatened litigation that would have a material adverse effect on us or on our business.

Dividend Policy

Currently we do not have any fixed dividend policy. The declaration of dividends is determined by the board of directors taking into consideration our financial status, profitability, realization of assets and our investment requirements.

B.          Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2003.

Item 9.	The Offer and Listing

A.         Offer and Listing Details

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

To be Updated	NASDAQ	NASDAQ	TASE	TASE
Period	High (US dollars)	Low (US dollars)	High (NIS)	Low (NIS)

1998	19.25	10.00	69.33	44.03
1999	30.25	14.44	122.70	60.80
2000	55.12	25.00	216.68	104.40
2001	27.00	10.55	105.00	47.51

First Quarter 2002	14.83	10.57	65.80	45.58
Second Quarter 2002	9.94	7.71	47.58	37.68
Third Quarter 2002	9.15	6.26	43.24	30.63
Fourth Quarter 2002	7.56	5.50	35.55	27.71
First Quarter 2003	6.81	4.92	31.30	24.48
Second Quarter 2003	9.70	6.32	39.83	29.60
Third Quarter 2003	10.30	7.47	42.50	34.88
Fourth Quarter 2003	11.42	8.85	44.13	33.98
December 2003	11.42	9.59	50.4	41.71
January 2004	14.15	11.32	63.50	51.60
February 2004	13.91	11.59	61.70	52.10
March 2004	13.76	12.20	61.70	54.20
April 2004	14.66	13.11	66.00	62.30
May 2004	14.01	12.42	63.90	57.90

B.          Plan of Distribution

Not Applicable.

C.          Markets

As noted above, our Ordinary Shares are traded on the Nasdaq National Market under the symbol “ELRN”. Our shares are also traded on the Tel Aviv Stock Exchange in Israel.

D.         Selling Shareholders

Not Applicable.

E.          Dilution

Not Applicable.

F.          Expenses of the Issue

Not Applicable.

Item 10.	Additional Information
A and B.	Share Capital; Memorandum and Articles of Association

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

The Israeli Companies Law requires that an office holder of a company promptly disclose, and no later than the first board meeting in which such transaction is discussed, any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder’s relative. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction in which an officer has a personal interest that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, board approval is required unless the Articles of Association of the company provide otherwise. Our Articles of Association provide that a transaction with one of our office holders or a transaction, in which an office holder has a personal interest which, in each case, is not regarded as an extraordinary transaction, requires the approval of the board or the audit committee or by such other organ empowered by the board for such purpose. If the transaction in which an officer has a personal interest is an extraordinary transaction, then, it must also be approved by the audit committee and by the board of directors.

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

Under the Israeli Companies Law and the regulations thereunder, if a private placement will result in a party acquiring 20% or more of the voting rights of a company, then the allotment must be approved by the board of directors and by the shareholders of the company. If a substantial placement is made to a director or a Chief Executive Officer, or if any placement is made to any person that will become a controlling shareholder after the issuance, the allotment must be approved by the board of directors and by the shareholders. A substantial private placement of securities is defined as a private placement that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital. Any placement of securities that does not fall within the above description may be issued at the discretion of the board of directors.

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

C.          Material Contracts

On June 29, 2003 Elbit Ltd., our wholly owned subsidiary and through which we hold our shares in Partner, executed a Deed of Pledge with Bank Leumi Le-Israel B.M. pursuant to which we pledged all of our shares of Partner to a consortium of banks as security by us and Partner’s other original shareholders for Partner’s obligations under its line of credit with the consortium of banks, each pro rata to its respective holding. The Deed of Pledge replaced a previous pledge of the same shares. The Deed of Pledge has been filed as Exhibit 4.15 to this Annual Report.

D.         Exchange Controls

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

E.         Taxation

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

The company tax rate applicable to income earned from Approved Enterprise programs (currently, for programs on which an application for an approved enterprise status was submitted before December 31, 2003) in the benefit period by a company meeting these qualifications is as follows:

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

Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application by any of our group companies will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage differences and interest.

Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 (referred to as the Inflationary Adjustments Law) is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles. We and our group companies operating in Israel are taxed under this law.

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

The inflation rate during the 2003 tax year was negative at the level of 1.89%. Nevertheless according to the Israel income tax authorities, the Inflationary Adjustments Law will be implemented, namely, the above mentioned calculations will use a negative rate in order to calculate the tax results.

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

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that any of our group companies will qualify and/or continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

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

Under current law, effective January 1, 2003 so long as our ordinary shares are listed on a stock exchange the sale of these shares is subject to 15% tax in case the shares were purchased after December 31, 2002, and in case the shares were purchased before that date the sale will be subject to a blended tax in which the portion of the gain accrued until December 31, 2002 will be exempt from Israeli capital gains tax and the portion of the real gain accrued from January 1, 2003 until the date of sale will be subject to 15% tax. The taxable real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the event the above mentioned calculation creates a loss, such loss can only be offset against a capital gain from other traded securities according to the provisions of the Israeli law. The amount of the loss is limited to the difference between the adjusted average value and the value of the shares at the date of sale.

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

Employee Stock Options

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 50% tax) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the profit upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee (in this track the optionee is not required to make payments to the National Insurance Institute and health tax) and the Company may not recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the end of the year in which the options were granted; or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 50% tax) plus payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who and/or hold the ordinary shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our ordinary shares.

Taxation of Distributions on Ordinary Shares

Subject to the discussion below under “Tax Consequences if we are a Passive Foreign Investment Company,” a distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described above under “Taxation of Non-Residents.” Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company,” a “foreign personal holding company” or a “foreign investment company” (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income.” U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 30 day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16 day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

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

A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three years or such U.S. holder’s holding period for our shares, or (2) 100% of the gain from the disposition of our shares (including gain deemed recognized if the ordinary shares are used as security for a loan).

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

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who was not a nonresident alien and did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

We believe that in 2003 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service on our status as a PFIC. Our analysis related to 2003 is based, among others, upon certain assumptions and methodologies with respect to the values that we have used, the appropriate value of our ownership interest in companies we held, and the manner in which we have allocated the value among our active assets and passive assets.

We cannot assure you that the Internal Revenue Service will not challenge our assumptions and methodologies. If there were such a challenge, we could be classified as a passive foreign investment company for 2003.

With respect to 2004 and subsequent years, the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. The tests are impacted by changes in value of our group companies which are difficult to predict. Accordingly, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2004 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to “mark to market” the ordinary shares or to become subject to the “excess distribution” regime.

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

F.          Dividends and Paying Agents

Not Applicable.

G.          Statement by Experts

Not Applicable.

H.          Documents on Display

We are required to file reports and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at the facilities listed above. In addition, certain of our filings are available to the public at the SEC’s website at http://www.sec.gov. We also generally make available on our own web site (www.elron.com) all our quarterly and year-end financial statements as well as other information. Our website is not part of this Annual Report.

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. We urge you to review the exhibits themselves for a complete description of the contract or document.

I.	Subsidiary Information

Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

For disclosures regarding our market risk exposures, see Item 5 Operating and Financial Review and Prospects above.

Item 12.	Descriptions of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

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

As of the end of the period covered by this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

Item 16.	[Reserved]
ITEM 16A.	Audit Committee Financial Expert

The board of directors has determined that Mr. Yaacov Goldman is the financial expert serving on its audit committee.

Item 16B.	Code of Ethics

We have adopted a code of ethics applicable to our chief executive officer, chief financial officer, controller and persons performing similar functions as well as to our directors and other employees and the employees of our nearly wholly owned subsidiary, Elron TeleSoft. A copy of the code of ethics is attached to this report as Exhibit 11.1, and is available on our website, www.elron.com.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) and our former independent accountants Luboshitz Kasierer (an affiliate member of Ernst & Young International) in each of our previous two fiscal years:

	2002	2003

	(in thousands)
Audit fees (1)	239	152
Audit-related fees (2)	160	107
Tax fees (3)	215	65
All other fees (4)	134	54

Total	748	378

(1) Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include statutory audits; comfort letters and consents; and assistance with and review of documents filed with the SEC.

(2) Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards and internal control reviews. In 2002, the amount of fees relates principally to services provided in connection with our merger with Elbit in May 2002.

(3) Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for tax refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, and requests for rulings or technical advice from taxing authority; and tax planning services.

4) All other fees include permissible services provided by the independent auditors that do not fall into the two above-mentioned categories.

No audit and non-audit services provided to us and to our subsidiaries were required to be pre-approved during the periods listed above.

Items 16D.	Exemptions from the Listing Standards for Audit Committees

Not yet applicable to Registrant.

Items 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchaser purchased any of our equity securities during 2003.

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

The financial statements follow the certifications following the signature page of this Annual Report.

Item 19.	Exhibits

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

4.3

Merger Agreement dated December 19, 1999 by and between Elbit Systems Ltd., Elop Electro-Optics Industries Ltd., Federmann Enterprises Ltd., Heris Finanz Aktiengeselshaft, and Rehovot Instruments Ltd., incorporated by reference to Exhibit 2 to the Form 6-K of Elbit Systems Ltd., filed with the Commission on March 6, 2000.

4.4

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

4.6

Asset purchase agreement dated as of June 5, 2000, by and among Cisco Systems, Inc., Elbit, Ltd. and HyNEX Ltd., incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F/A of Elbit Ltd., filed with the Commission on March 15, 2002.

4.7	Bank Facility of Partner Communications Company Ltd. dated August 13, 1998,

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

4.10

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

4.13

Share Purchase Agreement dated as of November 19, 2001, between Elron Electronic Industries Ltd. and Discount Investment Corporation Ltd., incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-4, filed with the Commission on November 15, 2001.

4.14

Addendum to RDC Joint Venture Agreement dated June 16, 2003 among DEP Technology Holdings Ltd., Rafael Armament Development Authority Ltd., Galram Technologies Industries Ltd. and RDC Rafael Development Corporation Ltd, incorporated by reference to Exhibit 4.17 to the registrant’s Annual Report on Form 20-F, filed with the Commission on June 30, 2003.

4.15	Deed of Pledge dated June 29, 2003 between Elbit Ltd. and Bank Leumi Le- Israel B.M.

8.1	List of subsidiaries.

11.1	Code of Ethics.

12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd.

15.2	Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young International, for Elron Electronic Industries Ltd.

15.3	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elbit Systems Ltd.

15.4	Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young International, for Elbit Systems Ltd.

15.5	Consent of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, for A.M.T. Advanced Metal Technologies Ltd.

15.6	Consent of Somekh Chaikin, a member of KPMG International, for Given Imaging Ltd.

15.7	Consent of Somekh Chaikin, a member of KPMG International, for DEP Technology Holdings Ltd.

15.8	Consent of PricewaterhouseCoopers LLP for ChipX Incorporated.

15.9	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for ChipX (Israel) Ltd.

15.10	Consent of PricewaterhouseCoopers LLP for Notal Vision, Inc.

15.11	Consent of PricewaterhouseCoopers LLP for Oncura, Inc.

15.12	Consent of PricewaterhouseCoopers LLP for Pulsicom Israel Technologies Ltd.

15.13	Consent of PricewaterhouseCoopers LLP for Ingenio Technologies Ltd.

*	This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: June 28, 2004	ELRON ELECTRONIC INDUSTRIES LTD.
	By:	/s/ Doron Birger

	Name:	Doron Birger

	Title:	President & Chief Executive Officer

By:	/s/ Tal Raz

Name:	Tal Raz

Title:	Vice President & Chief Financial Officer

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

- - - - - - - - - - - - - - -

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheet of Elron Electronic Industries Ltd. (the “Company”) and its subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $46.8 million as of December 31, 2003, and the Company’s equity in their losses amounted to $9.7 million for the year then ended. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

As discussed in Note 2(s) to the consolidated financial statements, on January 1, 2003, the Company adopted SFAS 123, “Accounting for Stock - Based Compensation” with respect to all employee awards granted, modified or settled after January 1, 2003.

Tel-Aviv, Israel March 10, 2004	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheet of Elron Electronic Industries Ltd. (the “Company”) and its subsidiaries, as of December 31, 2002 (as restated – see Note 7(d)7), and the related restated consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, whose assets constitute 4.5% of consolidated total assets as of December 31, 2002, and whose net losses constitute approximately 4.8% of consolidated net loss for the year ended December 31, 2002. Also, we did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $13.0 million as of December 31, 2002, and the Company’s equity in their losses amounted to $4.6 million and $8.1 million for the years ended December 31, 2002 and 2001, respectively. Those financial statements were audited by other auditors included for those companies, is based solely on the reports of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with United States generally accepted accounting principles. As discussed in note 2(l) to the consolidated financial statements, on January 1, 2002, the Company adopted SFAS 142, “Goodwill and Other Intangible Assets”.

Luboshitz Kasierer An affiliate member of Ernst & Young International
Tel Aviv, Israel March 12, 2003, except as to Note 7(d)7 which is dated March 10, 2004

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

		December 31,
	Note	2003	2002
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	$83,906	$67,901
Short-term investments	5	37,158	3,180
Trade receivables, net **	6	5,016	9,238
Other receivables and prepaid expenses **		2,516	4,528
Inventories and contracts-in-progress		1,471	2,197

Total current assets		130,067	87,044

LONG-TERM ASSETS
Investments in affiliated companies	7	156,819	*132,204
Investments in other companies and long-term receivables **	8	128,799	* 89,134
Long-term debentures and bank deposits	10	700	28,928
Deferred taxes	16	1,871	2,990
Severance pay deposits		2,144	2,262

Total long-term assets		290,333	255,518

PROPERTY AND EQUIPMENT, NET	11	8,317	11,576

INTANGIBLE ASSETS	12
Goodwill		12,019	21,538
Other intangible assets		9,968	18,577

		21,987	40,115

Total assets		$450,704	$394,253

*	Restated - see Note 7(d)(7).
**	Include receivables from related parties in the aggregate amount of $3,684 and $2,462 as of December 31, 2003 and 2002, respectively.

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

		December 31,
	Note	2003	2002
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans from banks and others	13	$11,986	$15,362
Current maturities of long-term loans from banks and others	15	44,021	17,637
Trade payables		3,408	5,738
Other payables and accrued expenses	14	13,620	16,516

Total current liabilities		73,035	55,253

LONG-TERM LIABILITIES
Long-term loans from banks and others	15	17,221	49,389
Accrued severance pay and retirement obligations		2,850	2,921
Deferred taxes	16	40,684	23,650
Other		103	414

Total long-term liabilities		60,858	76,374

MINORITY INTEREST		20,681	3,185

SHAREHOLDERS’ EQUITY:	18
Ordinary shares of NIS 0.003 par value; Authorized: 35,000,000 shares as of December 31, 2003 and 2002; Issued and outstanding: 29,206,845 and 29,180,970 shares as of December 31, 2003 and 2002, respectively;		9,572	9,572
Additional paid-in capital		267,113	267,482
Accumulated other comprehensive income		51,792	7,529
Accumulated deficit		(32,347)	* (25,142)

Total shareholders’ equity		296,130	259,441

Total liabilities and shareholders’ equity		$450,704	$394,253

*Restated - See Note 7 (d)(7)

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

		Year ended December 31
	Note	2003	* 2002		* 2001

INCOME
Net revenues**		$16,547		$15,179		$23,782
Equity in losses of affiliated companies	20	(8,698)		*(24,189)		*(28,787)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	21	25,754		6,888		3,179
Other income (expenses), net	22	14,665		(743)		(4,888)

		48,268		(2,865)		(6,714)
COSTS AND EXPENSES

Cost of revenues		10,198		10,716		21,059
Research and development costs, net		3,787		3,418		3,801
Marketing and selling expenses, net		7,763		6,412		2,496
General and administrative expenses		13,923		9,658		9,390
Restructuring costs	24	—		1,747		1,192
Amortization of intangible assets		1,073		1,044		2,448
Financial expenses (income), net	23	753		81		(1,708)

		37,497		33,076		38,678

Income (loss) before tax benefit (taxes on income)		10,771		*(35,941)		*(45,392)
Tax benefit (taxes on income)	16	(6,834)		2,862		2,985
Income (loss) from continuing operations after taxes on income		3,937		*(33,079)		*(42,407)
Minority interest in losses (income) of subsidiaries		(10,907)		2,823		438
Loss from continuing operations		(6,970)		*(30,256)		*(41,969)
Loss from discontinued operations	25	(235)		(11,323)		(10,390)

Net loss		$(7,205)	$	*(41,579)	$	*(52,359)

Loss per share	19
Basic:
Loss from continuing operations		$(0.24)	$	*(1.15)	$	*(1.98)
Loss from discontinued operations		$(0.01)		$(0.43)	$	*(0.49)

Net loss		$(0.25)	$	*(1.58)	$	*(2.47)

Diluted :
Loss from continuing operations		$(0.24)	$	*(1.15)	$	*(1.99)
Loss from discontinued operations		$(0.01)	$	*(0.43)	$	*(0.49)

Net loss		$(0.25)	$	*(1.58)	$	*(2.48)

Weighted average number of shares used in computing basic and diluted net loss per share (thousands)		29,194		26,272		21,191

*	Restated - See Note 7(d)(7).
**	Include revenues in the amount of $4,156, $2,487 and $3,284, for the years ended December 31, 2003, 2002 and 2001, respectively, from related parties.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (Accumulated deficit)		Total comprehensive income (loss)	Total shareholders’ equity
Balance as of January 1, 2001(*)	21,188,664	$9,567	$158,898	$36,459		$68,796		$273,720
Exercise of options	25,000	—	306	—		—		306
Changes in additional paid-in capital in affiliated companies	—	—	2,899	—		—		2,899
Change in holdings in affiliated company			3,583					3,583
Amortization of deferred stock compensation	—	—	(6)	—		—		(6)
Other comprehensive income (loss), net of tax:
Unrealized gains on available for sale securities	—	—	—	6,850		—	$6,850	6,850
Reclassification adjustment for gain realized included in net loss	—	—	—	(1,056)		—	(1,056)	(1,056)
Foreign currency translation adjustment	—	—	—	(22)		—	(22)	(22)
Net loss	—	—	—	—		(52,359)	(52,359)	(52,359)

Balance as of December 31, 2001(*)	21,213,664	$9,567	$165,680	$42,231	$	*16,437		$233,915
Total comprehensive loss							$(46,587)

Exercise of options	87,862	—	605					605
Issuance of shares pursuant to the merger with Elbit	5,617,601	4	71,191	—		—		71,195
Issuance of shares pursuant to the purchase of DEP	2,261,843	1	29,448	—		—		29,449
Changes in additional paid-in capital in affiliated companies	—	—	336	—		—		336
Amortization of deferred stock compensation	—	—	222	—		—		222
Other comprehensive loss, net of tax:	—	—	—			—
Unrealized losses on available for sale securities	—	—	—	(33,035)		—	$(33,035)	(33,035)
Reclassification adjustment for gain realized and other than temporary impairment included in net loss	—	—	—	(1,070)		—	(1,070)	(1,070)
Minimum pension liability in an affiliated Company	—	—	—	(597)		—	(597)	(597)
Net loss	—	—		—		(41,579)	(41,579)	(41,579)

Balance as of December 31, 2002 (*)	29,180,970	$9,572	$267,482	$7,529		$(25,142)		$259,441
Total comprehensive loss							$(76,281)
Exercise of options	25,875	—	177	—		—	—	177
Changes in additional paid-in capital in affiliated companies	—	—	(932)	—		—	—	(932)
Amortization of deferred stock compensation	—	—	386	—		—	—	386
Other comprehensive income (loss), net of tax:
Unrealized gains on available for sale securities	—	—	—	55,960		—	$55,960	55,960
Reclassification adjustment for gain realized included in net loss	—	—	—	(11,113)		—	(11,113)	(11,113)
Foreign currency translation adjustment	—	—	—	(304)		—	(304)	(304)
Minimum pension liability in an affiliated company	—	—	—	(172)		—	(172)	(172)
Unrealized loss on derivative instrument in affiliated company	—	—	—	(108)		—	(108)	(108)
Net loss	—	—	—	—		(7,205)	(7,205)	(7,205)

Balance as of December 31, 2003	29,206,845	$9,572	$267,113	$51,792		$(32,347)		$296,130
Total comprehensisve income							$37,058

*Restated - See Note 7(d)(7).

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2003	2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(7,205)	$	*(41,579)	$	*(52,359)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity in losses of affiliated companies	8,698		*24,189		*28,787
Dividend from affiliated companies	2,971		2,670		13,805
Minority interest in income (losses) of subsidiaries	10,907		(2,823)		(438)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	(25,754)		(6,888)		(3,179)
Gain from sale of investments in available for sale securities	(17,924)		(706)		(999)
Gain from disposal of businesses included in discontinued operations	(4,137)		(1,991)		—
Depreciation and amortization	3,573		4,372		6,362
Decline in value of other investments	3,716		1,866		1,222
Equity in losses of partnerships	547		303		25
Amortization (appreciation) of deferred stock compensation and call options	2,564		(104)		29
Deferred taxes, net	6,229		(3,398)		(2,796)
Changes in operating assets and liabilities
Decrease in trade receivables	3,491		2,515		2,328
Decrease (increase) in other receivables and prepaid expenses	1,888		3,439		(1,305)
Decrease (increase) in trading securities, net	(4)		231		16,652
Decrease (increase) in inventories and contracts-in-progress	589		698		(1,310)
Increase (decrease) in trade payables	(2,009)		(1,385)		1,435
Decrease in other payables and accrued expenses	(5,275)		(11,314)		(7,710)
Other	652		695		568
Net cash provided by (used in) operating activities	(16,483)		(29,210)		1,117
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in affiliated companies	(13,384)		*(19,951)		*(17,931)
Proceeds from sale of Elbit Systems shares	—		5,862		6,655
Proceeds from sale of Given Imaging shares	13,878		6,918		—
Cash and cash equivalents resulting from the merger with Elbit (Schedule A)	—		14,883		—
Cash and cash equivalents resulting from the share purchase of DEP (Schedule B)	—		284		—
Cash and cash equivalents resulting from newly consolidated subsidiaries (Schedule C)	—		2,978		—
Cash and cash equivalents resulting from sale of businesses and subsidiaries (Schedule D)	(6,148)		(1,984)		—
Investment in other companies	(299)		*(3,700)		*(1,900)
Proceeds from sale of investments in other companies	—		405		1,115
Repayment of long term receivables	772		—		—
Proceeds from sale of available for sale securities	46,143		890		1,332
Investments in held to maturity debentures and deposits	(10,877)		(11,381)		(12,213)
Proceeds from maturities of deposits and held to maturity debentures	8,975		4,482		39,357
Purchase of property and equipment	(547)		(969)		(1,132)
Proceeds from sale of property and equipment	329		515		311
Proceeds from sale of certain activities	—		6,589		3,430
Net cash provided by investing activities	38,842		5,821		19,024
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from options exercised	177		605		306
Proceeds from exercise of options in a subsidiary	—		2		71
Receipt of long-term loans from banks	4,032		9,152		9,540
Repayment of loans from shareholder	—		(1,378)		—
Repayment of long-term loans	(6,200)		(706)		(630)
Decrease in short-term bank loan, net	(4,076)		(8,954)		401
Repayment of loans from minority shareholders of a subsidiary	(4,246)		—		—
Receipt of short-term loans from minority shareholders of a subsidiary	904		—		—
Proceeds from issuance of convertible notes to minority shareholders of a subsidiary	3,055		2,165		—
Net cash provided by (used in) financing activities	(6,354)		886		9,688
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,005		(22,503)		29,829
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	67,901		90,404		60,575
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$83,906		$67,901		$90,404

*Restated – see Note 7(d)(7).

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2003	2002	2001
Supplemental cash flow information:
Cash paid during the year for:
Income taxes	$96	$521	$6,025

Interest	$1,466	$1,916	$4,202

Non-cash transactions:
Exchange of marketable securities	$—	$—	$2,140

SCHEDULE A:

Year ended December 31,
2002
Cash and cash equivalents resulting from the merger with Elbit
Assets acquired and liabilities assumed on the merger date:
Working capital deficiency, net (except cash and cash equivalents)	$6,970
Property and equipment	(9,225)
Investments in affiliated companies	(5,423)
Other investments	(111,482)
Other long-term assets	(1,820)
Goodwill	(18,275)
Long-term liabilities	40,122
Investment at equity prior to merger	42,739
Minority interests	82
Issuance of shares and options	71,195

Cash and cash equivalents acquired	$14,883

SCHEDULE B:

Year ended December 31,
2002
Cash and cash equivalents resulting from the share purchase of DEP
Assets acquired and liabilities assumed at the share purchase date:
Working capital deficiency, net (except cash and cash equivalents)	$19,115
Property and equipment	(28)
Investments in affiliated companies	(40,493)
Other investments	(3,315)
Other long-term assets	(5,486)
Long-term liabilities	1,451
Investment at equity prior to acquisition	385
Minority interests	(794)
Issuance of shares	29,449

Cash and cash equivalents acquired	$284

The accompanying notes are an integral part of the financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
U.S. dollars in thousands, except share and per share data

Year ended December 31,
2002
SCHEDULE C:

Cash and cash equivalents resulting from newly consolidated subsidiaries
Assets acquired and liabilities assumed at the purchase date:
Working capital deficiency, net (except cash and cash equivalents)	$3,230
Property and equipment	(2,007)
Intangible assets	(12,024)
Deferred taxes	3,260
Accrued severance pay, net	179
Investment at equity prior to acquisition	8,231
Minority interests	2,109

Cash and cash equivalents acquired	$2,978

	Year ended December 31,
	2003	2002
SCHEDULE D:

Cash and cash equivalents resulting from disposal of businesses
Assets and liabilities at date of sale:
Working capital deficiency, net (except cash and cash equivalents)	$(708)	$(677)
Property and equipment	1,274	266
Other assets	6,532	200
Deferred tax liability	(907)	—
Accrued severance pay, net	—	(33)
Gain resulting from sale of businesses	22,833	1,991
Securities received:
Marketable securities	(5,400)	(1,600)
Other investments	(1,000)	(2,131)
Investment in affiliated Company	(30,272)	—
Liability incurred	1,500	—

Cash and cash equivalents paid	$(6,148)	$(1,984)

The accompanying notes are an integral part of the financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

Elron Electronic Industries Ltd. (“Elron” or “the Company”), an Israeli corporation, is a multi-national high technology operational holding company. Elron’s global business is conducted through subsidiaries and affiliates, primarily in the fields of defense electronics, medical devices, communication, software, semiconductors and advanced materials.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).
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

The financial statements have been prepared in U.S. dollars, since the currency of the primary economic environment in which the operations of the Company, its principal subsidiaries and affiliates are conducted is the U.S. dollar. Most of the Company’s assets and liabilities are in U.S. dollars and sales of its subsidiaries are mainly in U.S. dollars. Therefore, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation: (“SFAS No. 52”).

Accordingly, amounts in currencies other than U.S. dollars have been translated as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.
Non-monetary balances – at historical exchange rates.
Revenues and expenses– at the exchange rates in effect as of the date of recognition of the transaction.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial expenses (income), net.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
b.	Financial statements in U.S. dollars (Cont.)

The financial statements of an affiliate accounted for under the equity method, whose functional currency is not the U.S. dollar, have been translated into dollars in accordance with SFAS No. 52. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using average exchange rates prevailing during the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive income in shareholders’ equity.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation.

As of the balance sheet date the significant subsidiaries whose balances and results are consolidated are: Elbit Ltd. (“Elbit”), DEP Technology Holdings Ltd. (“DEP”), RDC Rafael Development Corporation Ltd. (“RDC”), Elron Telesoft Inc. (“ETI”), Elron SW Inc.(“ESW”)((Formerly: Elron Software (“ESI”)), Galil Medical Ltd. (“Galil”) and Mediagate N.V. (“Mediagate”).

d.	Business combinations

Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the effective date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of each acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the identifiable net assets acquired has been recorded as goodwill.

e.	Cash and cash equivalents
Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.
f.	Long-term debentures and deposits

Bank deposits and debentures which are classified as held-to-maturity with maturities of more than one year and short-term bank deposits held as security for long-term loans are included in long-term debentures and bank deposits. Debentures are classified as held-to-maturity when the Company has the intent and ability to hold these securities to maturity. The debentures and deposits are measured at amortized cost plus accrued interest. Accrued interest is recorded as finance income.

g.	Marketable securities

Management determines the classification of marketable investments in debt securities with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations at each balance sheet date.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
g.	Marketable securities (Cont.)

Some marketable securities are classified as trading securities and are stated at the quoted market prices at each balance sheet date. Gains and losses (realized and unrealized) relating to trading securities as well as interest on such securities are included as other income (expenses).

Certain marketable securities covered by SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, (“SFAS No. 115”) are classified as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income, a separate component of shareholders’ equity. Realized gains and losses on sales of investments, and decline in value judged to be other than temporary, are included in the consolidated statement of operations. When computing realized gain or loss, cost is determined on an average basis.

h.	Inventories and contracts in progress
Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items and technological obsolescence.
Cost is determined as follows:

Raw materials - using the average cost method, or the “first in, first out” method.
Contracts-in-progress - represent amounts related to long-term contracts as determined by the percentage of completion method of accounting.
Finished Products - raw materials as mentioned above and other direct and indirect manufacturing costs on an average basis or “first in, first out” method.

i.	Investments in companies

Investments in which the Company has significant influence but less than a controlling voting interest are accounted for using the equity method. Significant influence is presumed to exist when the Company owns between 20%-50% of the investee. However, whether or not the Company has significant influence depends on evaluation of certain factors including among others, the Company’s representation on the investee’s board of directors, agreements with other shareholders, additional voting rights, participation in policy making processes, existence of material intercompany transactions and technological dependency and the extent of ownership by the Company in relation to the concentration of other shareholders.

The Company discontinues to apply the equity method when its investment (including advances and loans) is reduced to zero and it has no guaranteed obligations of the affiliate or is not otherwise committed to provide further financial support to the affiliate.

In circumstances where the Company’s ownership in an affiliate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular affiliate’s security or loan held by the Company to which the equity method losses are being applied.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
i.	Investments in companies (Cont.)

The excess of the purchase price over the fair value of net tangible assets acquired is attributed to goodwill, technology and other identifiable intangible assets. Goodwill is no longer amortized effective January 1, 2002 - See Note l below. Technology and other identifiable intangible assets are amortized over a period of approximately 5-12 years, commencing from the acquisition date.

Gains arising from issuance of shares by affiliated companies to third parties are recorded as “Gains from disposal of businesses and affiliated companies and changes in holdings in affiliated companies net” in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to SAB 51 “Accounting for Sales of Stock by a Subsidiary”.

When an investment in an investee, that was previously accounted for on other than the equity method, becomes qualified for use of the equity method by an increase in level of ownership, the equity method of accounting is adopted retroactively and financial statements of prior periods are adjusted accordingly.

Investments in partnerships are accounted for under the equity method.
Investments in non-marketable securities of companies in which the Company does not have the ability to exercise significant influence over operating and financial policies are presented at cost.

Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g., budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

j.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and investment grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Land and Buildings	0-4
Computers, Machinery and Furniture	6 - 33
Motor vehicles	15-20
Leasehold improvements	over the term of the lease

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
k.	Impairment and disposal of long-lived assets

The Company’s and its subsidiaries’ long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

l.	Intangible assets

Intangible assets include mainly technology, goodwill and other identifiable intangible assets acquired in connection with the purchase of subsidiaries and businesses. Technology and other identifiable finite lived intangible assets are amortized over their estimated useful life.

The Company and its subsidiaries evaluate the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

Effective January 1, 2002, the Company adopted the full provisions of SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142 goodwill and intangible assets with indefinite lives are no longer amortized but instead are tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS No. 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment. The Company performed its first phase impairment analysis during the fourth quarter of 2003 and 2002 and found no instances of impairment of its recorded goodwill. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value.

Fair value is determined using discounted cash flows and market capitalization. Significant estimates used in the discounted cash flow methodology include estimates of future cash flows, future short-term and long-term growth rates and discount rates for each of the reportable units. The Company expects to perform the impairment tests during the fourth fiscal quarter of each year.

m.	Revenue recognition
The Company’s subsidiaries sell, license and support computer software, systems and disposable products.
Software sales are accounted for in accordance with Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
m.	Revenue recognition (Cont.)

Revenues from license fees or product sales are recognized when delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable, vendor specific objective evidence exists to allocate total fees to elements of an arrangement (in the case of license fees) and persuasive evidence of an arrangement exists.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.
When the products are warranted, a provision is recorded for probable costs, in connection with the warranties, based on the Company’s subsidiaries’ experience and estimates.

Revenues from software licenses that require significant customization, integration and installation and from projects, related to software development, are recognized based on SOP 81-1 “Accounting for Performance of Construction - Type and Certain Production - Type Contracts”, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is measured by the efforts expended method based on the ratio of hours performed to date to estimated total hours at completion. Anticipated losses on contracts are charged to earnings when identified. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

When a right of return exists, an estimate of the allowance for returns is provided in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”. Reserves for estimated returns and allowances are provided at the time revenue is recognized. Such reserves are recorded based upon historical rates of returns and allowances and other factors.

Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.
n.	Research and development costs

Research and development costs, net of grants received, are charged to the statement of operations as incurred. SFAS No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the subsidiaries’ product development process, technological feasibility is established upon completion of a working model. Costs, incurred by the Company’s subsidiaries between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs have been charged to the statement of operations, as incurred.

o.	Advertising costs
Advertising costs are charged to the consolidated statement of operations as incurred.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
p.	Royalty-bearing grants

Royalty-bearing grants from the government of Israel for funding approved research and development projects, and royalty-bearing grants from the Government of Israel for the encouragement of marketing activity are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. Such grants are included as a deduction of research and development costs and sales and marketing expenses, respectively.

Research and development and marketing grants received by certain of the company’s subsidiaries in 2003 amounted to $487 and $0, respectively, (2002 - $850 and $105, respectively).
q.	Income taxes

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

r.	Income (loss) per share

Basic net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year; ordinary share equivalents are excluded from the computation if their effect is anti-dilutive.

In all periods presented all shares relating to the outstanding stock options have been excluded from the calculation of the diluted net loss per ordinary share because all such stock options were anti-dilutive. The total ordinary share equivalents relating to the outstanding options, excluded from the calculations of diluted net loss per share, was 1,799, 5,007 and 11,694 for the years ended December 31, 2003, 2002 and 2001, respectively.

s.	Stock based compensation

For stock options granted prior to 2003, the Company has elected to follow Accounting Principles Board Opinion No. 25, (“APB 25”) “Accounting for Stock Issued to Employees” and the FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the exercise price. Compensation cost is recorded over the vesting period on a straight line basis.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
s.	Stock based compensation (Cont.)

Effective January 1, 2003 the Company adopted the fair value recognition provisions of FASB Statement No.123 “Accounting for Stock-Based Compensation (“SFAS No.123”). Under the prospective method of adoption selected by the company under the provisions of FASB Statement No.148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS No.148”), the recognition provisions will be applied to all employee awards granted, modified, or settled after January 1, 2003. Compensation cost is recorded over the vesting period on a straight line basis.

The expense related to stock-based employee compensation included in the determination of net loss for 2003, 2002 and 2001 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS No.123. If the Company and its subsidiaries had elected to adopt the fair value recognition provisions of SFAS No.123 as of its original effective date, pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

	Year ended December 31,
	2003	2002		2001

Net loss, as reported	$(7,205)	$	*(41,579)	$	*(52,359)
Add: Stock-based employee compensation expense included in reported net loss	973		933		29

Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	1,377		2,876		974
Pro forma net loss	$(7,609)		$(43,522)		$(53,304)

Loss per share:
Basic - as reported	$(0.25)	$	*(1.58)	$	*(2.47)
Basic - pro forma	(0.26)		*(1.66)		*(2.51)

Diluted - as reported	(0.25)		*(1.58)		*(2.48)
Diluted - pro forma	(0.26)		*(1.66)		*(2.52)

*           Restated - See Note 7(d)(7)

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
s.	Stock based compensation (Cont.)
The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2003, 2002 and 2001:

	2003	2002	2001

Risk-free Interest Rate	1%	1.5%	3%

Expected Dividend Yield	0%	0%	0%

Expected Volatility	53%	39%	55%

Expected Lives	2.7	2.1	2.7

The additional disclosures required by SFAS No. 123 and SFAS No. 148 are provided in Note 18.

Call options granted to employees to purchase shares in subsidiaries, affiliates and other companies are recorded at fair value using the Black-Scholes option-pricing model. The fair value of the option is recorded as a liability and changes in the liability are recorded as compensation expenses in general and administrative expenses.

t.	Comprehensive income (loss)

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders equity that under generally accepted accounting principles are excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available for sale securities, foreign currency translation adjustments and minimum pension liabilities and unrealized losses on derivative instruments in an affiliated company (See Note 27).

u.	Severance pay

The Company’s and its subsidiaries’ liability for severance pay, with respect to their Israeli employees, is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company’s liability for all of its Israeli employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2003, 2002 and 2001 amounted to $731, $611 and $277, respectively.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
v.	Discontinued operations

Under SFAS No. 144, when a component of an entity, as defined in SFAS No. 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations only when the operations and cash flows of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

w.	Fair value of financial instruments

SFAS No. 107 “Disclosure about Fair Value of Financial Instruments,” requires disclosure of an estimate of the fair value of certain financial instruments. The Company’s financial instruments consist of cash and cash equivalents, marketable securities, short-term and long term deposits and debentures, trade receivables, other receivables, trade payables, other payables and short-term and long-term bank loans. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2003 and 2002, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

It was not practical to estimate the fair value of the Company’s investments in shares and loans of non-public affiliates and other companies because of the lack of a quoted market price and the inability to estimate the fair value of each investment without incurring excessive costs. The carrying amounts of these companies were $48,992 and $24,729 at December 31, 2003 and 2002, respectively, and they represent the original cost, net of any impairment charges, and in the case of affiliates also the Company’s equity, in the earnings or losses of the affiliates and its share in the changes of the affiliates equity, since the dates of acquisition.

x.	Concentrations of credit risk

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, long-term bank deposits, marketable debentures and trade receivables.

Cash and cash equivalents and bank deposits are invested mainly in U.S. dollars with major banks in the United States and Israel. Marketable debentures are debentures of U.S. corporations with high credit quality and with limited amount of credit exposure to any corporation. Accordingly, the Company’s management believes that minimal credit risk exists with respect to these investments.

Trade receivables are derived from sales to major customers located primarily in Israel and in the U.S. The Company’s subsidiaries perform ongoing credit evaluations of their customers and obtain letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

As of the balance sheet date there are no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
y.	Recently issued accounting pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligations to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses) or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

The Company has investments in and loans to various companies that are engaged primarily in the fields of high technology. Some of these companies are in their early stages of development and will require substantial third party investments until they can finance their activities without additional support from other parties. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors. The investments in these companies are consolidated or accounted for by the equity method by the Company.

The Company will apply the provisions of FIN 46 as of March 31, 2004. The Company is currently evaluating the effects of FIN 46 in respect of its investments. It is possible that some of its unconsolidated investees may be considered a VIE in accordance with FIN 46. Accordingly, if it is determined that the Company is the primary beneficiary of a VIE, the Company will be required to consolidate the financial statements of such a VIE with its own financial statements as of March 31, 2004.

As of December 31, 2003, the Company’s maximum exposure to loss does not exceed its investment in any of these companies.
z.	Reclassifications
Certain prior year amounts were reclassified to conform with current year financial statement presentation.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES
a.	Elbit

On May 15, 2002, Elron completed its merger with Elbit, a high technology operational holding company, in which it previously held 44%. As a result, each outstanding ordinary share of Elbit, other than shares held by Elron, was exchanged for 0.45 ordinary shares of Elron and, accordingly, Elron issued 5,617,601 ordinary shares. Elron also assumed options held by Elbit’s employees and issued 240,525 ordinary shares of Elron with a fair value of $ 997.

The purchase price of the Elbit acquisition was approximately $73,914, which was calculated as follows:

Fair value of Elron ordinary shares issued	$70,220
Transaction and other costs	2,719
Fair value of options assumed(*)	975

Total	$73,914

(*) Net of intrinsic value of $22.

Ordinary shares were valued based on the average price of Elron’s ordinary shares during the period beginning on the day of the announcement of the exchange ratio (September 4, 2001) and ending five days thereafter. The fair value of options assumed was determined using the Black & Scholes pricing method.

The purchase price has been allocated to the fair value of Elbit’s tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent valuation appraiser.

Current assets	$12,216
Long-term investments	65,586
Other long-term assets	1,061
Property and equipment, net	6,285
Goodwill (not deductible for tax purposes)	*12,135
Liabilities assumed	(23,369)

Net assets acquired	$73,914

*	After reduction of $6,600 due to reversal of valuation allowance in respect of deferred taxes - see below.

At the acquisition date net deferred tax assets relating to loss carryforwards have been fully offset by a valuation allowance. Subsequent to that date, Elbit recorded a tax benefit in the amount of approximately $6,600 and $7,700 in 2002 and 2003, respectively, and reduced its valuation allowance in respect of the abovementioned deferred tax assets. Since the tax benefits recognized were in respect of the loss carryforwards of Elbit at the acquisition date, Elron recorded the tax benefits as a reduction of goodwill.

The goodwill recorded relates to the “Other Holdings and Corporate Operations” segment and reflects the synergies that resulted from the combined entity, including a reduction in operational and management costs, the creation of an enhanced platform, a more simplified and efficient organizational structure and greater resources and scope of operations, which benefited Elron’s subsidiaries and affiliated companies.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)
a.	Elbit (Cont.)
Elbit’s financial statements have been consolidated in the Company’s consolidated financial statements subsequent to the date of the merger (May 15, 2002). See Note 9 for pro forma information.
b.	DEP

On May 6, 2002, Elron completed the purchase of shares of DEP in which it previously held 33%. Pursuant to the share purchase agreement signed on November 19, 2001, with Discount Investment Corporation Ltd. (“DIC”), which then held approximately 42% of Elron’s shares, Elron issued 2,261,843 ordinary shares to DIC in exchange for DIC’s investment (67%) in DEP, including rights to loans in the amount of approximately $3,529 provided by DIC to RDC, a subsidiary of DEP, in which DEP held 48.04% of its outstanding shares (50.1% of the voting rights) and Rafael Armament Development Authority (“Rafael”), through its subsidiary Galram Technology Industry Ltd. (“Galram”), which held 47.84%. RDC was established for the purpose of exploiting Rafael’s technology in non-military markets.

DEP invests directly and indirectly (through RDC) in high technology companies, which are primarily engaged in the fields of communications, medical devices and semiconductors.
The share purchase enhanced Elron’s position in the high technology markets enabling Elron to manage existing DEP investments independently.

The purchase price of the DEP acquisition was $ 29,502, of which $ 29,449 represents the fair market value of newly issued Elron ordinary shares, which has been calculated using the average price of Elron’s shares during a period of a few days before and after the announcement date multiplied by the number of shares to be issued to DIC, and $ 53 represents transaction costs.

The purchase price has been allocated to the fair value of DEP’s tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent valuation appraiser.
The allocation of the purchase price was as follows:

Current assets	$467
Long-term investments	38,233
Property and equipment, net	19
Intangible assets	2,339
Liabilities assumed	(11,556)

Total	$29,502

The amount of $ 38,233, allocated to investments in companies accounted for under the equity method, included amounts allocated to intangible assets of these equity investments and is net of any related deferred taxes. Out of the $ 38,233, the aggregate amount allocated to identifiable intangible assets of the equity investments was approximately $ 16,500 and an aggregate amount of approximately $ 6,500 was recorded as goodwill. The goodwill is not deductible for tax purposes.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)
b.	DEP (Cont.)

Net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance at the share purchase date. In 2003 RDC recorded a tax benefit of approximately $1,200 and reduced its valuation allowance in respect of the abovementioned deferred tax asset. The tax benefit was recorded as a reduction to goodwill included in investments in affiliated companies.

DEP’s financial statements have been consolidated in the Company’s consolidated financial statements subsequent to the date of the closing of the share purchase (May 6, 2002). See Note 9 for pro forma information.

c.	Galil
Galil develops, manufactures and markets systems and disposable kits for the performance of minimal invasive cryo-therapy by means of freezing tissues.
1.	On April 30, 2002, Elron and RDC converted notes of Galil, in which Elron then held 3.7% and in which RDC then held 32.1% in an amount of $3,160.

During 2002 and 2003, certain existing shareholders of Galil entered into note purchase agreements with Galil for an investment in convertible notes of Galil (the “Notes”) in an aggregate amount of up to $16,000, according to which Elron and RDC together invested in the Notes approximately $5,700 and $3,700 in 2002 and 2003, respectively.

2.

On June 27, 2002, Elron purchased 10.75% of the outstanding shares of Galil from Lumenis Ltd. (“Lumenis”) in consideration for $850. As part of the agreement, Lumenis has the right to receive a future earn-out payment, conditional upon the occurrence of certain events on or before May 27, 2004 in accordance with the terms of the share purchase agreement. As a result of this transaction, Elron’s direct interest in Galil increased to 15.09% and together with its indirect share through RDC, Elron acquired a controlling voting interest in Galil and, accordingly, Galil’s financial statements have been consolidated in the Company’s consolidated financial statements subsequent to the date of the purchase from Lumenis. See Note 9 for pro forma information.

The amount allocated to technology and the remaining technology which arose from previous acquisitions, amounted to approximately $ 4,600. The estimated useful life of the technology was 9 years.
3.

On July 1, 2003, Galil announced the completion of the merger of Galil’s urology business and the Brachytherapy business of Amersham plc (LSE, NYSE, OSE: AHM) (“Amersham”). According to an agreement signed on April 22, 2003, a new company, Oncura Inc. (“Oncura”), was incorporated. Oncura provides minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. At the closing, Amersham and Galil each contributed the assets necessary for Oncura to conduct the Cryotherapy business and the Brachytherapy business, respectively, in the urology field and in exchange, Amersham received 78%

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)
c.	Galil (Cont.)

and Galil received 22% of the outstanding shares of Oncura. In addition, at the closing, Galil purchased 3% of Oncura from Amersham in consideration for $4,500 resulting in Galil’s owning an aggregate interest of 25% in Oncura. Through the balance sheet date $ 3,000 had been paid and the balance is due in June 2004. Until the payment of the balance, 4% of Oncura shares held by Galil, are pledged in favor of Amersham.

Galil and Amersham each entered, separately, into supply and R&D service agreements pursuant to which Galil and Amersham shall provide Oncura with certain exclusive supply, manufacturing and R&D services, on a cost plus basis, according to terms and conditions stipulated in the relevant agreements.

Galil accounted for the transfer of its business in exchange for an interest in Oncura as a non-monetary exchange which was recorded at fair value. The fair value of the transaction was determined based on an independent valuation of Oncura, according to which the fair value of Oncura was approximately $150,000. As Galil retains an indirect interest in the tangible and intangible assets transferred to Oncura, the portion of the gain relating to the interest retained has been deferred until realization by sale or amortization by Oncura. Accordingly, the investment in Oncura, which is to be accounted for under the equity method, was recorded in the amount of approximately $30,000.

As a result, a gain on the transaction of approximately $21,200 was recorded in the statement of operations under “Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net”. The gain is net of realization of goodwill, related to the “Other Holdings and Corporate Operations” segment, in the amount of approximately $500. Elron’s share in the gain (net of minority interest and income taxes) amounted to approximately $4,400.

The investment in Oncura as of the date of the transaction included amounts allocated to goodwill of approximately $14,200, to other intangibles of $23,800 and to deferred tax liabilities of $ 9,100.

In 2003, Galil signed a loan agreement with Oncura, according to which Galil has committed to extend loans to Oncura up to an aggregate principal amount of $2,000. As of December 31, 2003, Galil advanced $875 to Oncura in respect of this agreement. The loan bears an interest rate of Libor+0.75% per annum and is to be repaid on July 1, 2004. The loan is included in the balance sheet under “Other receivables and prepaid expenses”.

4.

In September and December 2003, certain shareholders of Galil granted convertible loans to Galil in the amount of $1,200 (the “First Loan”) and $2,000 (the “Second Loan”) respectively. Elron and RDC together advanced approximately $ 700 and $ 1,200, in respect of the First Loan and the Second Loan, respectively.

5.

On January 31, 2004, Galil and its shareholders, entered into an agreement to restructure the share capital of Galil pursuant to which all outstanding preferred shares, notes convertible into preferred shares and the First Loan were converted into ordinary shares and all their associated rights were cancelled. As a result of the restructure, Elron’s and RDC’s respective holdings in Galil increased to 19.1% and 36.8%. Galil has an option under certain conditions to repay the Second Loan or convert it into ordinary shares under the terms of the share capital restructure.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)
d.	ESW

On September 2, 2003, Elron’s majority owned subsidiary, ESI, sold substantially all of its assets and business to Zix Corporation (“Zix”), a publicly traded company on Nasdaq (Nasdaq: ZIXI) and a global provider of e-messaging protection and transaction services. In consideration for the assets and business sold, Zix issued to ESI 1,709,402 unregistered shares of its Common stock, with a market value of approximately $ 6,000 and a convertible note bearing an interest rate of 5.75% (“the Note”) in the amount of $ 1,000. The Note was converted into 262,454 shares of Zix Common stock, in the fourth quarter of 2003. As part of the transaction, Zix assumed certain liabilities of ESI in the net amount of approximately $1,000. Following the transaction, ESI changed its name to ELRON SW, INC. (“ESW”).

In determining the gain on the sale of ESI’s business, Elron valued the Zix Common stock at $ 5,400 (a discount from market value of approximately 10% due to certain restrictions on their sale). Accordingly, Elron recorded a gain on the sale of approximately $4,100 of which $2,500 represents elimination of a liability to minority shareholders previously recorded by Elron with respect to options granted to ESW’s employees due to the expiration of the unexercised options.

The business sold by ESW represents a component of an entity as defined in SFAS No. 144 and since the criteria for reporting discontinued operations under SFAS No. 144 is met, the results of operations of the business and the gain on the sale have been classified as discontinued operations in the statement of operations. Comparative data have been reclassified accordingly.

The Zix Common stock is accounted for as available for sale securities in accordance with SFAS No. 115. See Note 5(3) regarding the sale of Zix shares.
e.	Mediagate
1.

In 2002, Elron converted loans advanced to Mediagate during 2001 and 2002 in the amount of $3,588 to 32,828,510 preferred F shares and invested approximately $2,500 through a rights offering for which Elron received 58,562,543 preferred F shares. As a result of these transactions, Elron’s interest in Mediagate’s outstanding shares increased from 29% to approximately 68% and accordingly the accounts of Mediagate have been consolidated with those of Elron subsequent to the date of the additional investment. See Note 9 for pro forma information.

The amount allocated to technology and the remaining technology which arose from previous acquisitions amounted to approximately $4,400. The estimated useful life of the technology was 7 years. The excess of the purchase price over the estimated fair values of the identifiable net assets acquired in the amount of approximately $2,500 was recorded as goodwill, which is not deductible for tax purposes. The goodwill relates to the “Other Holdings and Corporate Operations” segment.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)
e.	Mediagate (Cont.)
2.

On December 16, 2003, Mediagate signed an agreement with Telrad Networks Ltd. (“Telrad”), for the sale of its technology and related intellectual property assets. Telrad is an Israeli corporation providing telecommunications solutions worldwide. The closing of the transaction occurred on January 28, 2004. According to the agreement, the consideration for the technology is in the form of royalties, up to a maximum of $ 5,000, to be paid on future sales through December 31, 2009, of products that are based on Mediagate’s technology. The royalties range from 5% of sales in 2004 and increase gradually up to 15% of sales in 2009.

Based on an independent appraisal, the royalties to be received approximate the carrying value of the technology sold. Accordingly, the above transaction did not have any effect on the Company’s consolidated results of operations.

The royalties to be received are pledged to secure bank loans of Mediagate (see Note 17f).
f.	Elbit VFlash (“VFlash”)

On September 23, 2002, VFlash, a wholly-owned subsidiary of Elbit, sold a significant portion of its assets to 24/7 Real Media Inc. (“24/7”), a publicly traded company on Nasdaq (Nasdaq: TFSM), in exchange for 4,100,000 common shares of 24/7. 24/7 provides marketing and technology solutions to online marketers and publishers.

Concurrently with the above sale, Elron invested through Elbit, $ 1,000 in consideration for 100,000 convertible preferred shares of 24/7 which were converted in February 2003, into 4,840,271 shares.

The Company viewed the sale of Vflash’s principal assets and the purchase of the preferred shares as one transaction and accordingly recorded a gain of approximately $ 2,000 in respect of the sale based on the closing price of 24/7 at the date of the transaction. The business sold by VFlash represents a component of entity as defined in SFAS No. 144 and since the criteria for reporting discontinuing operations under SFAS No. 144 is met, VFlash’s results of operations and the above gain were classified as discontinued operations in the statement of operations.

The common shares had been accounted for as available for sale securities in accordance with SFAS 115. In 2003, all of the 24/7 shares were sold (See Note 5(4)).
NOTE 4:- CASH AND CASH EQUIVALENTS
Includes mainly bank deposits in U.S. dollars, bearing weighted average interest rate of 1.08% per annum (December 31, 2002 - 1.32%).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5: -	SHORT-TERM INVESTMENTS

	Weighted Average Interest rate	December 31,
	%	2003	2002

Available-for-sale securities: (1)
Debentures	5.61	$1,971	$—
Zix (2)		7,159	—
24/7 (3)		—	776
Other		—	2,386
		9,130	3,162
Certificate of deposits	3.69	1,558
Held-to-maturity debentures (4)(5)	5.95	1,237	12
Bank deposits (5)	1.15	25,223	—
Trading securities		10	6

		$37,158	$3,180

(1) Includes unrealized gains		$4,458	$—

Includes unrealized losses		$12	$585

(2)

As of December 31, 2003 represents 854,701 shares of Zix which were received in consideration for the sale of ESW’s business (see Note 3d) and constitute approximately 3% of the outstanding share capital of Zix.

Of the 1,709,402 shares received, 1,117,155 shares (including 262,454 shares which resulted from the conversion of the convertible note) were sold in 2003 in consideration for approximately $ 9,000, resulting in a realized gain of approximately $4,800 ($ 3,200 net of tax). The remaining shares are subject to a lock-up agreement with Zix and may be sold ratably on a monthly basis until September 2004.

Subsequent to the balance sheet date and through March 9, 2004, Elron sold an additional 271,812 shares of Zix in consideration for approximately $3,200, resulting in a gain of approximately $2,300 ($1,500 net of tax), which will be recorded in the first quarter of 2004.

(3)

In 2003, all the shares of 24/7 received in consideration for the sale of the VFlash business (see Note 3f) were sold for a total consideration of approximately $5,200, resulting in a realized gain of approximately $2,000 ($800 net of tax).

(4)	As of December 31, 2003, the fair value of held-to-maturity debentures approximated their carrying value.
(5)	As of December 31, 2003 the debentures and deposits are used to collateralize current maturities of long-term loans taken by ESW and ETI.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data
NOTE 6:- TRADE RECEIVABLES, NET

	December 31
	2003	2002

Open balances *	$3,715	$7,824
Unbilled receivables	1,301	1,414

	$5,016	$9,238

*Net of allowance for doubtful accounts	$398	$845

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES
a.	Affiliated companies are as follows:

		December 31,
		2003	2002
	Note	% of outstanding share capital

Elbit Systems (“ESL”)	7d(1)	19.7	19.9
Given Imaging	7d(6)	23.2	30.4
Chip Express	7d(3)	36.1	33.0
NetVision	—	45.7	45.7
Wavion	7d(4)	37.5	44.7
K.I.T e-Learning	7d(5)	45.0	28.6
AMT	7d(2)	28.3	28.3
3DV Systems		47.7	47.7
Oncura	3c	25.0	—
Oren *	7d(7)	40.9	17.3
Pulsicom	—	18.2	17.0
Notal Vision	—	23.6	—
CellAct	—	45.0	45.0
Witcom	—	32.9	32.9
Ingeneo	—	28.0	33.0
Semiconductor Engineering Laboratories (“SELA”)		49.5	49.5

*	Restated - See Note 7(d)(7)

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
b.	Composition of investments: (1)(2)

	December 31
	2003	2002
As of December 31, 2003
ESL	$87,672		$82,715
Given Imaging	23,665		32,779
Oncura	29,674		—
Others	15,808		*16,710

	$156,819	$	*132,204

(1)Includes loans and convertible loans	$3,298		$7,849

(2) Difference between the carrying amounts of investments and the Company’s share in the net equity of affiliates, attributed to technology, goodwill and other intangible assets	$45,311		$21,275

* Restated - See Note 7(d)(7)
c.	Fair market value of marketable securities:

		December 31
		2003	2002
	Stock Exchange	U.S. dollars in millions
ESL	Tel -Aviv and Nasdaq	$143	$126
Given Imaging	Nasdaq	$107	$71

d.	Additional information
1.	ESL

In 2001 and 2002 Elron sold 380,000 shares of ESL, each year, for approximately $ 6,600 and $ 5,900, respectively, resulting in a gain of approximately $3,000 and $1,800, respectively. Following the sales and exercise of options by employees of ESL, Elron’s share in ESL decreased to 19.7%. Elron continues to account for ESL under the equity method due to a shareholders’ agreement with the primary shareholder of ESL, the Federmann Group. The shareholders’ agreement includes joint voting arrangements with respect to the nomination of an equal number of directors to ESL’s board of directors and limitation on the transfer of shares in ESL, including first refusal rights and tag along rights.

2.	AMT

In August 2002, Elron completed an investment of approximately $ 5,000 in convertible notes of A.M.T Advanced Metal Technologies Ltd. (“AMT”). AMT, an Israeli private company, develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, namely A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products, and A.C.S. Advanced Coding Systems Ltd., which develops, markets and sells products using amorphous metals for brand protection against counterfeiting and diversion and anti-shoplifting electronic article surveillance.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
d.	Additional information (Cont.)
2.	AMT (Cont.)

The investment was part of an aggregate investment in AMT of approximately $ 8,700 of which the existing shareholders of AMT invested approximately $ 3,700. The notes are convertible into preferred shares of AMT or into shares held by AMT in certain of its subsidiaries. Elron is entitled to the rights attached to the convertible notes on an “as converted” basis as a shareholder of AMT and in addition, has special voting rights in certain specified circumstances. As a result Elron holds approximately 28% of AMT on a diluted basis (excluding warrants) and “as converted basis”.

In addition, Elron and the other investors in AMT were issued warrants to purchase preferred shares of AMT for a total amount of up to approximately $ 19,140, which may be exercised over various periods up to a maximum of 48 months from one year following the closing.

In December 2002 and in 2003, Elron granted convertible loans to AMT in the aggregate amount of approximately $1,500. The loans bear interest at 8% and shall be converted, under certain conditions, into convertible notes of AMT upon the same terms and conditions as Elron’s original investment.

3.	CHIP EXPRESS
a.

In 2002, Chip Express Corporation (“Chip Express”), in which Elron held approximately a 35% interest, issued, approximately 22,317,400 redeemable preferred shares in consideration for $16,520 in a private placement. Elron purchased approximately 6,984,000 redeemable preferred shares in consideration for approximately $5,000, of which approximately $500 was paid by a conversion of a convertible note. As a result, Elron’s interest in Chip Express decreased to approximately 33%.

b.

Subsequent to balance sheet date, on March 4, 2004, Chip Express issued approximately 7,594,936,710 redeemable preferred shares in consideration for $12,000, in a private placement. Elron purchased approximately 1,632,564,563 redeemable preferred shares in consideration for approximately $2,600. As a result, Elron’s interest in Chip Express decreased to approximately 26%.

4.	WAVION
During 2001 and 2002, Elron invested $1,000 and $500, respectively, in Wavion Inc. (“Wavion”) in which Elron then held approximately 45%, by way of convertible loans.

In 2003, Elron invested $3,000 in Wavion in consideration for Series B preferred shares, out of an aggregate amount of $12,500 raised by Wavion in a private placement from Elron and a new investor. In addition to this investment, Elron converted the above mentioned loans into Series A1 preferred shares. As a result, Elron’s ownership interest in Wavion decreased to approximately 38%.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
d.	Additional information (Cont.)
5.	K.I.T. eLEARNING B.V.

In July 2003 Elron invested $2,000 in K.I.T. eLearning B.V (“K.I.T. eLearning”, formerly Kidum Holding B.V.), in consideration for Series B-2 preferred shares, as part of an aggregate investment of $4,000, the balance of which was invested by DIC. K.I.T. eLearning was previously the operating subsidiary of KIT in which Elron held approximately 29%. In addition to this investment, Elron’s holdings in KIT and a loan in the amount of $1,500 (which was granted during 2001 and 2002) were converted into shares of K.I.T. eLearning. The loan was converted to Series B-1 preferred shares. The investment in K.I.T. eLearning, which was received in consideration for the shares of KIT, was recorded at the carrying value of Elron’s previous investment in KIT. Following the transaction and the loan conversion, Elron holds approximately 45% of K.I.T. eLearning’s outstanding shares.

6.	GIVEN IMAGING LTD.
a.

During 2002, Elron and RDC sold 98,666 shares and 500,000 shares, respectively, of Given Imaging Ltd. (“Given”) in consideration for approximately $ 1,100 and $ 5,900, respectively. In addition, a former senior executive of RDC exercised a call option granted to him in 1999, and purchased from RDC 172,800 shares of Given at an exercise price of $ 0.17 per share (see also Note 14d). As a result of the above transactions, a gain of approximately $ 5,300 was recorded in 2002.

In 2003, RDC sold 753,600 shares of Given for a total consideration of approximately $7,800, resulting in a gain of approximately $4,400 ($70 net of tax and minority interest).
As a result of these transactions, Elron’s consolidated interest in Given decreased to approximately 23%.
b.

On May 12, 2003, a Share Purchase Agreement was signed between RDC, Elron and Rafael, according to which, RDC sold two million unregistered shares of Given to Elron and Rafael (one million each) for a total consideration of $12,184. RDC used $5,000 of the proceeds to repay shareholders’ loans to Rafael and Elron. This transaction did not have any effect on the Company’s consolidated results of operations and the Company’s consolidated interest in Given.

c.

RDC’s board of directors decided that RDC would purchase 4.1% of its shares held by former senior employees in consideration for 235,000 shares of Given held by RDC. The purchase is subject to the approval of the court.

7.	OREN SEMICONDUCTOR INC. (“OREN”)
During 2002, Elron, among other existing shareholders of Oren, invested approximately $2,500 out of $6,900 in Oren by way of long-term convertible loans.
In July 2003, Elron invested $3,000 in Oren, as part of an aggregate investment of $8,000 from existing shareholders and from Zoran Corporation (Nasdaq: ZRAN).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
d.	Additional information (Cont.)
7.	OREN SEMICONDUCTOR INC. (“OREN”) (Cont.)

In addition to this investment, Elron and other existing shareholders converted all the loans previously granted to Oren, in the amount of approximately $8,400, of which Elron’s part was approximately $4,400. Following the investment and the loan conversion, Elron’s interest in Oren increased from 17% to approximately 41%.

As a result of this transaction, Elron is able to exercise significant influence in Oren. In accordance with APB 18, “The Equity Method of Accounting for Investments in Common Stock”, Elron’s interest in Oren, which was previously accounted for by Elron at cost, is accounted for retroactively under the equity method of accounting (“step-by-step acquisition”). Implementing step-by-step acquisition resulted in a restatement of Elron’s financial statements for all prior periods in which Elron’s investments in Oren were recorded at cost.

Following are the effects of the restatement:
(1)	Consolidated balance sheet

	December 31, 2002
	As reported	Effect of restatement	As restated
Investments in affiliated companies	$131,256	$948	$132,204
Investments in other companies and long-term receivables	97,158	(8,024)	89,134
Accumulated deficit	(18,066)	(7,076)	(25,142)
Total shareholders’ equity	266,517	(7,076)	259,441

(2)	Consolidated statements of operations and comprehensive loss

	Year ended December 31, 2002
	As reported	Effect of restatement	As restated
Equity in losses of affiliated companies	$(21,911)	$(2,278)	$(24,189)
Net loss	(39,301)	(2,278)	(41,579)
Total comprehensive loss	(74,003)	(2,278)	(76,281)
Basic net loss per share	(1.50)	(0.08)	(1.58)
Diluted net loss per share	(1.50)	(0.08)	(1.58)

	Year ended December 31, 2001
	As reported	Effect of restatement	As restated
Equity in losses of affiliated companies	$(27,242)	$(1,545)	$(28,787)
Net loss	(50,814)	(1,545)	(52,359)
Total comprehensive loss	(45,042)	(1,545)	(46,587)
Basic net loss per share	(2.40)	(0.07)	(2.47)
Diluted net loss per share	(2.41)	(0.07)	(2.48)

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
e.	Summarized information
Summarized combined financial information is as follows:

	ESL	Given	Chip Express	AMT	Others
December 31, 2003:

Balance sheet information:
Current assets	$577,715	$42,625	$8,141	$1,349	$55,725
Non-current assets	446,021	12,944	2,753	2,175	49,941
Total assets	1,023,736	55,569	10,894	3,524	105,666
Current liabilities	378,017	7,655	3,810	4,822	70,713
Non-current liabilities	188,525	1,192	557	11,264	31,936
Minority interest	4,115	1,924	—	472	—
Redeemable preferred stock	—	—	41,800	—	1,189
Shareholders’ equity (deficiency)	452,079	44,798	(35,273)	(13,034)	8,273

Year Ended December 31, 2003:

Statement of operations information:
Revenues	$897,980	$40,359	$13,746	$1,359	$89,490
Gross profit	224,419	26,988	2,664	(527)	23,307
Net income (loss) from continuing operations and net income (loss)	45,945	(9,609)	(7,813)	(3,796)	(17,660)

	ESL	Given	Others
December 31, 2002:

Balance sheet information
Current assets	$566,800	$56,059	$47,759
Non-current assets	433,350	12,669	24,859
Total assets	1,000,150	68,728	72,618
Current liabilities	360,780	12,087	56,151
Non-current liabilities	223,292	882	26,324
Minority interest	4,717	2,182	86
Redeemable preferred stock	—	—	44,384
Shareholders’ equity (deficiency)	411,361	53,577	(54,327)

Year ended December 31, 2002:

Statement of operations information:
Revenues	$827,456	$28,904	$88,843
Gross profit	222,143	16,997	17,659
Net income (loss) from continuing operations and net income (loss)	45,113	(18,310)	(34,458)

	ESL	Elbit	Netvision	Others
Year ended December 31, 2001:

Statement of operations information:
Revenues	$764,501	$1,000	$58,909	$46,246
Gross profit	210,544	499	5,450	15,657
Net income (loss) from continuing operations	40,796	(31,539)	(3,601)	(87,525)
Net Income (loss)	40,796	(30,588)	(3,601)	(87,525)

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
f.	Goodwill and intangible assets allocated to investments

The annual estimated amortization expense relating to intangible assets allocated to investments accounted for under the equity method, which will be included in the line item “Equity in losses of affiliated companies” in the statement of operations, for each of the five years in the period ending December 31, 2008 is approximately as follows:

		Total amortization

2004	-	$2,200
2005	-	$2,100
2006	-	$2,400
2007	-	$2,300
2008	-	$2,300

The remaining weighted average amortization period of the intangible assets is approximately 13 years.
At the balance sheet date, the Company has unamortized goodwill in the amount of $18,200 allocated to investments accounted for under the equity method.
g.	Impairment

As a result of an other-than-temporary decline in value of certain investments, the company recorded impairment losses with respect to affiliated companies of $500, $2,400 and $3,300, in 2003, 2002 and 2001, respectively. Such impairment losses are included as part of the Company’s equity in losses of affiliated companies.

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

	December 31
	2003	*2002

Marketable securities presented as available- for- sale securities: (1)
Partner (2)	$124,315	$78,578
Other	556	—

	124,871	78,578

Partnerships	2,136	2,447

Other investments and long-term receivables (3)	1,792	*8,109
	3,928	10,556
	$128,799	$89,134
(1) Includes unrealized gains	$78,607	$14,176

*  Restated - See Note 7(d)(7)

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)
(2)	PARTNER COMMUNICATIONS COMPANY LTD. (“Partner”)

As of December 31, 2003 Elbit holds 15,856,551 shares of Partner (December 31, 2002, 22,134,777 shares). In 2003, Elbit sold 6,278,226 shares of Partner, in which it previously held 12.2%, in consideration for approximately $29,300. As a result, Elron recorded a realized gain of approximately $11,000 ($7,100 net of tax). As of December 31, 2003, Elbit holds approximately 8.7% of the outstanding shares of Partner.

See Note 17(d) regarding the pledging of Partner shares.
(3)

During 2003, Elron recorded an impairment loss of approximately $3,700 in respect of certain investments and receivables, mainly receivables relating to the sale of Textology (previously consolidated subsidiary) and Cellenium (In 2002 - $1,000).

NOTE 9:- SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

The pro forma information presents the results of operations of Elron after giving effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and Mediagate as if they had been in effect at the beginning of each of the reported periods, and includes the effect of amortization of intangible assets from these dates.

The following pro forma information is based upon the historical financial statements (after restatement, as discussed in Note 7(d)(7) and after reclassification of discontined operations) of Elron, Elbit, DEP, Galil and Mediagate. The pro forma data does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies.

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

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:- SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED) (Cont.)
Pro forma combined results of operations

	Year ended December 31,
	2003	2002		2001
	As reported	Proforma		Proforma
Net revenues	$16,547		$17,608		$27,166
Net loss from equity investments	(8,698)		*(16,308)		*(26,971)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	25,754		6,674		3,612
Other expenses, net	14,665		1,801		(18,636)

Total income (expenses)	48,268		*9,775		*(14,829)
Costs and expenses	37,497		52,973		71,056

Income (loss) before tax benefit (taxes on income)	$10,771	$	*(43,198)	$	*(85,885)

Loss from continuing operations	$(6,970)	$	*(34,005)	$	*(69,708)

Net loss	$(7,205)	$	*(54,649)		*(91,713)

Basic net loss from continuing operations per share	$(0.24)	$	*(1.17)	$	*(2.40)
Diluted net loss from continuing operations per share	$(0.24)	$	*(1.17)	$	*(2.41)
Basic net loss per share	$(0.25)	$	*(1.88)	$	*(3.15)
Diluted net loss per share	$(0.25)	$	*(1.88)	$	*(3.16)

Weighted average number of shares used in computation of basic and diluted net loss per share (thousands)	29,194		29,131		29,070

*Restated - see Note 7 (d)(7).

Pro forma results of operations for the year ended December 31, 2001, include amortization of goodwill in the amount of approximately $2,300. Goodwill is no longer being amortized in accordance with SFAS No. 142, effective as of January 1, 2002.

NOTE 10:- LONG-TERM DEBENTURES AND BANK DEPOSITS

As of December 31, 2003 the balance included a $700 debenture, bearing an interest rate of 5.3% per annum with a maturity date in 2006. The fair value of the debenture as of December 31, 2003 approximated its carrying value.

As of December 31, 2002 the balance included $5,300 debentures and $23,600 deposits which were classified as long-term assets since they were used to collateralize long-term loans taken by ETI and ESW (See Note 17(c)). As of December 31, 2003 the abovementioned loans were classified as current liabilities and accordingly these debentures and deposits were presented as short-term investments. (See also Note 5).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:- PROPERTY AND EQUIPMENT, NET

	Year ended December 31
	2003	2002

Land and Building	$10,177	$10,292
Leasehold improvements	2,279	2,527
Computers, furniture and machinery	2,040	9,032
Motor vehicles	691	989

	15,187	22,840
Less - accumulated depreciation	6,870	11,264

Property and equipment, net	$8,317	$11,576

Depreciation expense amounted to approximately $1,590, $2,360 and $2,628 for the years ended December 31, 2003, 2002 and 2001, respectively.
NOTE 12:- GOODWILL AND OTHER INTANGIBLE ASSETS

	Period of amortization	December 31
		2003	2002
	years

Cost:
Technology and other intangible assets (1)	5-12	$14,140	$25,051
Goodwill		14,698	24,809

		28,838	49,860
Accumulated amortization:
Technology and other intangible assets (1)		4,172	6,474
Goodwill		2,679	3,271

		6,851	9,745

Amortized cost		$21,987	$40,115

1.

During 2002 technology and other intangible assets increased by $7,223 as a result of the acquisition of a controlling interest in Galil and Mediagate (see Note 3). During 2003, technology and other intangible assets were realized as a result of the sale of the urology business of Galil and the business of ESW. (See Note 3c and 3d, respectively).

2.

The annual estimated amortization expense relating to Elron’s intangible assets, other than goodwill existing as of December 31, 2003, for each of the five years in the period ending December 31, 2008 is approximately as follows:

		Total amortization

2004	-	$800
2005	-	$1,000
2006	-	$1,400
2007	-	$1,800
2008	-	$1,600

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 12:- GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)
3.	The changes in the carrying amount of goodwill for the year ended December 31, 2003 and 2002 are as follows:

	Internet products	System and projects	Other Holdings and Corporate operations	Total

Balance as of January 1, 2002	$1,085	$7,748	$—	$8,833
Goodwill acquired during the year (net of subsequent adjustments)	—	—	15,062	15,062
Goodwill relating to businesses sold	—	(2,157)	(200)	(2,357)
Balance as of December 31, 2002	$1,085	$5,591	$14,862	$21,538
Goodwill relating to businesses sold	(1,085)	—	(781)	(1,866)
Adjustment of goodwill due to reversal of valuation allowance in respect to deferred tax assets – see Note 3(a) and 3(b)	—	—	(7,653)	(7,653)
Balance as of December 31, 2003	$—	$5,591	$6,428	$12,019

4.	Until December 31, 2001, goodwill was amortized over a period of 7-10 years.
5.	The following transitional information is presented to reflect net loss and loss per share for the year ended December 31, 2001 adjusted to exclude amortization of goodwill:

	Year ended December 31 2001

Reported net loss	$	*52,359
Goodwill amortization		1,565
Adjusted net loss		$50,794
Loss per share:
Reported basic loss per share	$	*2.47
Goodwill amortization		0.07
Adjusted basic loss per share	$	*2.40
Reported diluted loss per share	$	*2.48
Goodwill amortization		0.07
Adjusted diluted loss per share	$	*2.41

*	Restated - see Note 7 (d)(7).
NOTE 13:- SHORT-TERM LOANS FROM BANKS AND OTHERS
Includes primarily loans from banks in U.S. dollars, bearing interest of Libor plus a weighted average of 1.63% (In 2002 Libor plus a weighted average of 2.3%).
As of December 31, 2003, the amount includes a loan of approximately $900 from the minority shareholders of a subsidiary. The loan bears interest at a rate of Libor plus 2%.
(The Libor rate as of December 31, 2003 and 2002 is 1.16% and 1.4%, respectively).
For liens - see Note 17(c).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 14:- OTHER PAYABLES AND ACCRUED EXPENSES

	December 31
	2003	2002

Payroll and related expenses (1)	$2,752	$3,462
Provision for income taxes	521	1,247
Accrued expenses	1,364	2,815
Accrued projects expenses	1,323	1,451
Deferred revenues	—	2,914
Employees call options (2)	2,146	1,189
Others	5,514	3,438
	$13,620	$16,516
(1) Includes provision for vacation pay	$876	$1,458

(2)	EMPLOYEE CALL OPTIONS
a.

As part of the retirement benefit approved by the Company’s shareholders in December 1999, a former Chairman of the Board of Directors and President and CEO received an option to purchase from the Company 2% of its holdings in ESW for $0.50 per share. The option was immediately exercisable and will expire on December 2004. The option is accounted for under the provisions of APB 25. No compensation expense was recorded since at the grant date the exercise price equaled the fair value of ESW’s ordinary shares. Following the transfer of assets and liabilities of the systems and projects activities from ESW to ETI in 2000, this option provides, upon exercise, an equal number of shares of common stock of ESW and ETI, for no additional consideration.

b.

In March 2001, the Shareholders of the Company approved the grant of options to its Chairman of the Board to acquire up to 1.5% of any investments made by the Company after January 1, 2001 and an option to acquire up to 0.75% of any investments in private companies held by Elron prior to January 1, 2001 on the same terms and prices paid by Elron. These investments of Elron may be direct or indirect (through DEP). The option shall be exercisable for a period of three years from the later of January 1, 2000 or the date of Elron’s last investment in each of the private companies. The options granted are recorded at their fair value.

c.

During 2001, the Board of directors approved the grant of options to certain officers of the Company to acquire between 1% to 2% of Elron’s investments in certain private companies. The options are exercisable at the weighted average price of investments of Elron. The options vest ratably over a three year period and are exercisable for an additional three years. The options granted were recorded at fair value.

d.

In 1999, RDC granted two former senior employees with call options to purchase up to 5% of the investments held by RDC at that date at an exercise price as determined in the call option agreement. During 2002, a former senior employee of RDC exercised a call option with respect to 172,800 shares of Given at an exercise price of $ 0.17 per share.

e.	In 2000, RDC granted a senior employee call options to purchase 0.75% of any investments made by RDC after July 2000. The option shall be exercisable for a period of four years.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 14:- OTHER PAYABLES AND ACCRUED EXPENSES (Cont.)
(2)	EMPLOYEE CALL OPTIONS (Cont.)
f.

The fair value of each option granted (as described in paragraphs b - e above) is estimated using the Black and Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2003, 2002 and 2001, respectively: (1) expected life of the option of 3.89, 4.97 and 6.97, respectively; (2) dividend yield of 0% for all periods; (3) expected volatility of the options of 0% to 65%, 0% to 92% and 0% to 55%, respectively; (4) risk-free interest rate of 1%, 1.5% and 2.45% , respectively.

In respect of the aforementioned call options, compensation expense (income) amounted to $957, ($780) and $ 352 for the years ended December 31, 2003, 2002 and 2001, respectively.
NOTE 15:- LONG-TERM LOANS FROM BANKS AND OTHERS
a.	COMPOSITION

	December 31
	2003	2002

Long-term loans from banks (1)	$59,079	$61,020
Long-term loans from others (2)	2,163	6,006
Less-current maturities (1)	(44,021)	(17,637)
	$17,221	$49,389

(1)

Mainly bank loans of ESW and ETI in U.S. dollars, bearing an annual interest rate of Libor plus a weighted average of 1.23% (in 2002 - Libor plus a weighted average of 0.85%) (the Libor rate as of December 31, 2003 and 2002 was 1.16% and 1.4%, respectively).

As of December 31, 2003, the balance includes also a loan of Mediagate in the amount of approximately $2,600 bearing an annual interest rate of the Wholesale Interest Rate plus 1% which is determined by the bank (the Wholesale Interest Rate as of December 31, 2003 was approximately 2.2%). The loan will be repaid from future royalties to be received by Mediagate from Telrad (see Note 3(e)).

(2)

As of December 31, 2003 and 2002 an amount of $2,163 and $6,006, respectively, represents loans from Galram to RDC which are denominated in New Israeli Shekel (“NIS”) and of which an amount of $2,163 and $3,267, respectively, does not bear interest or linkage. The amount of $2,163 is included in current maturities of long term loans. As of December 31, 2002, an amount of $2,739 was linked to the Israeli Consumer Price Index (“CPI”).

b.          The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

First year (current maturities)	$44,021
Second year	14,642
Third year	13
No specified maturity date (*)	2,566
$61,242

(*)	With respect to Mediagate’s loan.

c.           Collateral - see note 17.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 16:- INCOME TAXES

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

b.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

Certain subsidiaries in Israel are classified as an “industrial companies”, as defined by the law for the Encouragement of Industry (Taxes), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

c.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2003	2002	2001

Current taxes	$423	$99	$396
Taxes in respect of prior years	182	119	(812)
Deferred income taxes tax (benefit)	6,229	(3,080)	(2,570)
	$6,834	$(2,862)	$(2,984)
Domestic	$6,834	$(2,862)	$(2,984)
Foreign	$—	$—	$—

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 16:- INCOME TAXES (Cont.)
d.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	Deferred Tax Asset		Deferred Tax Liability
	Non current	Current	Current	Non current	Total
As of December 31, 2003
Deferred tax assets:
Provision for doubtful accounts, vacation and others	$—	$309	$—	$—	$309
Accrued severance pay, net	216	—	—	—	216
Trading marketable securities	—	19	—	—	19
Investments in affiliated and other companies, net	82,607	—	—	—	82,607
Property and equipment and other assets	5,218	—	—	(1,509)	3,709
Tax losses carryforward	63,949	—	—	5,721	69,670
Other	—	729	—	—	729
	$151,990	$1,057	$—	$4,212	$157,259
Deferred tax liabilities:
Available-for-sale marketable securities	(1,450)	—	—	(44,896)	(46,346)
	150,540	1,057	—	(40,684)	110,913
Valuation allowance (1)	(148,669)	(1,057)	—	—	(149,726)
	$1,871	$—	$—	$(40,684)	$(38,813)
As of December 31, 2002
Deferred tax assets:
Provision for doubtful accounts, vacation and others	—	469	—	—	469
Accrued severance pay, net	229	—	—	—	229
Trading securities	—	23	—	—	23
Investments in affiliated companies and other companies, net	61,410	—	—	—	61,410
Property and equipment and other assets	5,863		—	(3,245)	2,618
Tax losses carryforward	65,911	—	—	7,855	73,766
Other	—	512	—	—	512
	$133,413	$1,004	$—	$4,610	$139,027
Deferred tax liabilities:
Available for sale marketable securities	—	194	—	(28,260)	(28,066)
	133,413	1,198	—	(23,650)	110,961
Valuation allowance	(130,423)	(1,198)	—	—	(131,621)
	$2,990	$—	$—	$(23,650)	$(20,660)

*	Restated - see Note 7 (d)(7).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 16:- INCOME TAXES (Cont.)
(1)

As of December 31, 2003, the valuation allowance for deferred tax assets, for which their reversal will be allocated to reduce goodwill or other non-current intangible assets, aggregated approximately $18,300.

Regarding the deferred taxes in respect of losses in Elbit and DEP incurred prior to the acquisition date - see Note 3(a) and 3(b).
e.

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

	Year ended December 31,
	2003	2002		2001
Income (loss) before taxes as reported in the consolidated statements of operations	$10,771	$	*(35,941)	$	*(45,392)

Statutory tax rate	36%		36%		36%
Theoretical tax expense (benefit)	$3,878	$	*(12,939)		*(16,341)
Equity in losses of affiliated companies	3,131		*8,708		*10,363
Tax exempt income and reduced tax rate	(36)		(637)		—
Non-deductible expenses **	1,586		(3,242)		(1,198)
Differences arising from the basis of measurement for tax purposes	2,233		(3,393)		(3,038)
Deferred taxes on losses for which valuation allowance was provided	3,124		8,522		8,042
Reversal of valuation allowance	(7,264)		—		—
Taxes in respect of previous years	182		119		(812)

Actual tax expenses (benefits)	$6,834		$(2,862)		$(2,984)

Effective tax rate	63.4%		(7.9)%		(6.6)%

*	Restated - see Note 7 (d)(7)
**	In 2001 and 2002 Include exempt interest income.
f.

As of December 31, 2003 the Company’s subsidiaries in the U.S. have estimated aggregate available carryforward tax losses of approximately $80,000 to offset against future taxable profits, which expire between 2004 and 2022. A valuation allowance for the entire balance was recorded due to the uncertainty of the tax asset’s future realization.

As of December 31, 2003 the Company and its Israeli subsidiaries had tax loss carryforwards of approximately $77,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:- INCOME TAXES (Cont.)
g.	Income (Loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2003	2002		2001
Domestic	$20,671	$	*(11,211)	$	*(30,088)
Foreign	(9,900)		(24,730)		(15,306)

	$10,771		$(35,941)		$(45,394)

*	Restated - see Note 7 (d)(7).
NOTE 17:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS
a.

The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2007. Rent expense amounted to approximately $558, $1,675 and $2,416 for the years ended December 31, 2003, 2002 and 2001, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

First year	$482
Second year	314
Third year	115
Fourth year	28

$939

b.

Certain of the Company’s subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company and in certain cases plus interest at Libor. As of December 31, 2003, the aggregate contingent obligation royalty amounted to approximately $1,600.

c.

Elron provided guarantees to banks of up to approximately $76,100 to secure bank loans made available to ETI and ESW, of which approximately $67,500 have been utilized as of December 31, 2003 as bank loans and $300 as customer guarantees. Of the $76,100 guaranteed, approximately $33,500 is to be collateralized by Elron’s pledge of its investments in debentures, marketable securities and deposits. As of December 31, 2003, approximately $27,200 has been pledged.

Elron also provided letters of comfort in connection with credit lines granted to ETI by certain banks, pursuant to which Elron undertook not to dilute its holdings in ETI below a certain percentage. The Company also agreed to subordinate any amounts owed to it by ETI, other than interest on outstanding loans and payments in the ordinary course of business.

d.	As of December 31, 2003 all shares of Partner held by Elbit are pledged to the banks providing financing to Partner, pro rata to the other original shareholders of Partner.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17 - CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)
e.

The Company has provided letters of comfort in connection with credit lines granted to Netvision by banks. The aggregate amount borrowed under the credit lines at December 31, 2003, amounted to approximately $21,300. The comfort letters were jointly provided with the other major shareholder of Netvision, pursuant to which the Company and the other shareholder undertook not to dilute their holdings in Netvision below a certain percentage.

f.	Mediagate’s bank loan in the amount of approximately $ 2,600 has been secured by a first ranking pledge over the future royalties to be received from Telrad (See Note 3(e)).
g.	Legal proceedings:
1.

During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint’s substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

2.

On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company’s holdings in Elbit Medical Imaging (“EMI”) (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint’s share at $14 per share or other remedies. On August 17, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending. In addition, in February 2001, the claimants submitted a new claim similar to the previous one but not as a class action.

The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

3.

In July 2003, ESW terminated the lease of its premises in the U.S. due to defects in the premises and the lessor’s failure to repair the defects. The lessor rejected the termination of the lease and is seeking to enforce the lease and to claim all amounts due under the lease from ESW and Elron, as guarantor of the lease. The balance of the rental under the lease amounts to approximately $2,000. ESW is counterclaiming damages caused by the lessor. The Company’s management is of the opinion that ESW has good defense arguments which, if accepted, will cause dismissal of the above claim and accordingly, the above claim will not have a significant effect on the Company’s results of operations.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18:- SHAREHOLDERS’ EQUITY
a.	Share capital
1.	An ordinary share confers upon its holder voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.
2.	On May 15, 2002 upon the merger with Elbit, the Company issued 5,617,601 ordinary shares. See Note 3a.
3.	On May 6, 2002, upon the acquisition of DEP shares, the Company issued 2,261,843 ordinary shares. See Note 3b.
b.	Options to employees
1.	Options to Elron’s Employees

The Company has various stock option plans under which the Company may grant options to purchase the Company’s shares to officers, directors and employees of the Company. Such options have been granted mainly with exercise prices below market price at the date of the grant. Generally, the options vest over a four-year period from the date of grant in four equal annual portions. The options expire after 5 to 9 years from the date of grant.

In May 2003, the Board of Directors of the Company approved a option plan (the “2003 Option Plan”) providing for the grant of 500,000 options to purchase 500,000 ordinary shares of the Company to eligible employees, directors and officers of the Company or of any subsidiaries of the Company.

As of December 31, 2003, 272,000 options were granted at an exercise price of $8 per share which price is to be adjusted in the event the Company distributes a dividend. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant.

	2003		2002		2001
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding-beginning of the year	557,880	$13.92	404,974	$14.84	119,634	$19.90
Granted	291,333	8.03	*309,244	10.50	326,590	13.18
Exercised	(25,875)	6.84	(87,863)	6.88	(25,000)	12.21
Forfeited	(31,561)	13.10	(68,475)	12.91	(16,250)	22.89

Outstanding - end of the year	791,777	$12.01	557,880	$13.92	404,974	$14.84

Options exercisable at the end of the year	313,320	$15.66	207,681	$14.59	28,875	$17.14

*	Includes 240,525 options granted to Elbit’s employees as a result of the merger (See Note 3a) of which 54,675 were unvested.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18:- SHAREHOLDERS’ EQUITY (Cont.)
b.	Options to employees (Cont.)
1.	Options to Elron’s Employees (Cont.)
The weighted average fair values and weighted average exercise prices of options granted during the years ended December 31, 2003, 2002 and 2001 were:

	For options with an exercise price on the grant date that:
	Exceeds market price			Less than market price
	Year ended December 31,			Year ended December 31,
	2003	2002	2001	2003	2002	2001

Weighted average exercise prices	$8.44	$14.86	$19.05	$8.00	$9.29	$12.81
Weighted average fair values on grant date	$1.30	$0.91	$3.98	$2.95	$4.01	$6.52

2.	The following table summarizes information regarding outstanding and exercisable options as of December 31, 2003:

Options outstanding				Options exercisable
Exercise price	Number outstanding at December 31, 2003	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number outstanding at December 31, 2003	Weighted- average exercise price
$ 6.91- 8.34	354,166	4.25	$7.98	21,000	$7.19
$10.38-11.69	190,500	3.92	$10.68	97,500	$10.69
$12.51-13.39	72,945	1.93	$13.02	49,904	$13.00
$18.09-19.05	102,396	3.19	$18.59	81,396	$18.52
$21.38	38,770	1.59	$21.38	38,770	$21.38
$29.38	33,000	3.83	$29.38	24,750	$29.38

	791,777			313,320

3.

In December 1999, the Company’s Shareholders approved a plan whereby the Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,154 ordinary shares of the Company (the “1999 grant”). The options were granted ratably over a period of 3 years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant. The exercise price of the options granted in February 2000, 2001 and 2002 was $ 21.38, $ 21.38 and $ 13.01, respectively.

In March 2001, the Company’s Shareholders approved a plan whereby the Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,000 ordinary shares of the Company (the “2001 grant”). The options were granted ratably over a period of 3 years commencing June 2001 and are exercisable for a period of three years, commencing two years after the date of the

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18 - SHAREHOLDERS’ EQUITY (Cont.)
b.	Options to employees (Cont.)
grant. The exercise price of the options granted in June 2001, 2002 and 2003 was $ 19.05 $ 8.34 and $ 8.437, respectively.

As of grant date, the weighted average fair value of the 1999 grant and the 2001 grant was $ 7.67 and $ 3.29 per share, respectively. The fair value was calculated using the Black & Scholes option-pricing model. (See Note 2s for the assumptions used in the calculation).

Upon exercise of the options, the option holder will be granted a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. These plans are considered to be variable plans as defined in APB 25 (except for the third portion of the 2001 grant which is accounted for under SFAS No. 123, See Note2(s)). Compensation expense is calculated based on the quoted market price of the Company’s stock at the end of each reporting period and is amortized over the remaining vesting period of the options.

	4.	Compensation expense (income) recorded during 2003 amounted to $ 386 (2002 - $ 222, 2001 - $ (6)).
	5.	The balance of deferred compensation as of December 31, 2003 amounted to $1,032.

NOTE 19:- LOSS PER SHARE

Loss per share is computed as follows:

	Year Ended December 31
	2003			2002			2001
	Loss	Number of shares ( in thousands)	Per share amount	Loss	Number of shares (in thousands)	Per share amount	Loss	Number of shares (in thousands)	Per share amount
Basic	$(7,205)	29,194	$(0.25)	*$(41,579)	26,272	$(1.58)	*$(52,359)	21,191	*$(2.47)

Effect of options of investees	(200)			(209)	—		(246)	—

Diluted	(7,405)	29,194	$(0.25)	*(41,788)	26,272	$(1.58)	*(52,605)	21,191	*$(2.48)

* Restated - see Note 7 (d)(7).

Options issued by Elron as described in Note 17 were not included in the computation of diluted loss per share because their effect is anti-dilutive.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 20:- EQUITY IN EARNINGS (LOSSES) OF AFFILIATED COMPANIES

	Year ended December 31,
	2003	2002		2001

Affiliated companies:
Elbit(1)	$—		$(8,658)		$(13,138)
ESL	9,110		9,469		9,064
Given	(3,184)		(4,376)		(1,575)
Others(2)	(14,624)		*(20,624)		* (23,138)

	$(8,698)	$	*(24,189)	$	*(28,787)

(1)	Through the merger date, see Note 3a.
(2)	Including equity in net losses of DEP, Galil and Mediagate through their respective acquisition date, see Note 3b, 3c and 3e.

* Restated - see Note 7 (d)(7)

NOTE 21:- GAIN FROM DISPOSAL OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES, NET

	Year ended December 31,
	2003	2002	2001
ESL	$(35)	$1,603	$2,985
Given	4,548	5,251	—
Galil Medical’s urology business (See Note 3c)	21,241	—	—
Others	—	34	194

	$25,754	$6,888	$3,179

NOTE 22:- OTHER INCOME (EXPENSES), NET

	Year ended December 31,
	2003	2002	2001
Gain (loss) from sale and increase (decrease) in market value of: (see a and b below)
Partner shares (see Note 8(3))	$11,071	$—	$—
24/7 shares (see Note 5 (2))	2,019	—	—
Zix shares (see Note 5(1))	4,815	—	—
ArelNet shares	—	(27)	—
Netmanage shares	—	632	56
Broadbase shares (1)	—	—	(3,952)
Kana shares (1)	4	(34)	(691)
Zoran shares and options	—	—	954
Other companies, net	19	101	(32)
Other than temporary decline in investments (see c below)	(3,716)	(1,576)	(966)
Equity in losses of partnerships	(547)	(303)	(25)
Other income	1,000	464	(232)

	$14,665	$(743)	$(4,888)
(1)	Realized and unrealized gains and losses on trading securities.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 22:- OTHER INCOME (EXPENSES), NET (Cont.)
a

Realized gains from sale of available-for-sale securities amounted to approximately $18,000, $700 and $1,000 in the years ended December 31, 2003, 2002 and 2001, respectively. The proceeds from such sales amounted to approximately $43,600, $900 and $10,700 for the years ended December 31, 2003, 2002 and 2001, respectively.

b.	Including unrealized losses from trading securities held as of the end of the year in the amount of $4, $54 and $11 for the years ended December 31, 2003, 2002 and 2001 respectively.
c.	Including other than temporary decline in value of available-for-sale securities in the amount of approximately $0, $600 and $1,000 for the years ended December 31, 2003, 2002 and 2001, respectively.
Regarding other than temporary decline in value of other investments see Note 8 (3).
NOTE 23:- FINANCING INCOME (EXPENSES), NET

	Year ended December 31,
	2003	2002	2001

Income:
Interest on cash equivalents, bank deposits and debentures	$1,229	$2,314	$4,670
Foreign currency gains	615	1,257	796

	1,844	3,571	5,466
Expenses:
Interest on short-term credit and long-term loans	1,974	3,208	3,672
Foreign currency losses	623	444	86

	2,597	3,652	3,758

	$(753)	$(81)	$1,708

NOTE 24:- RESTRUCTURING COSTS

In response to the economic conditions, and in particular, the slowdown in IT spending, ETI underwent restructuring programs in 2001 and 2002 in order to focus its operations on core areas of its business, to reduce expenses and improve efficiency. These restructuring programs mainly included workforce reductions and consolidation of excess facilities. Restructuring charges were recorded in accordance with SFAS No. 144, EITF Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring)” and SAB No. 100, “Restructuring and Impairment Charges”.

Employee termination costs in 2002 and 2001 amounted to $ 934 and $ 739, respectively, relating to the termination of 77 and 65 employees, respectively. These termination expenses were fully paid as of December 31, 2003. Facilities related expenses in 2002 and 2001 amounted to $660 and $890, respectively, which included termination costs of a facility lease contract and write-offs of leasehold improvements.

As part of the restructuring program, ETI sold in the third quarter of 2001 and at the beginning

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 24:- RESTRUCTURING COSTS (Cont.)

of 2002 certain activities in its E-business field to Forsoft Multimedia Solutions Ltd. and in the defense system fields to Elbit Systems Ltd. (“ESL”) in consideration for $ 3,400 and $ 5,700, respectively, resulting in immaterial losses.

In 2003, 2002 and 2001 ESW underwent several restructuring programs, the results of which have been classified as discontinued operations. See Note 3(d).
Components of the restructuring charge for the years ended December 31, 2003 and 2002, amounts paid during the periods and remaining accrued liability as of December 31, 2003 and 2002, are as follows:

	Employee termination and severance costs	Write-off of long-lived assets	Facilities termination charges, future rental losses and other exit costs	Total
Accrued restructuring liability at December 31, 2001	$—	$—	$774	$774
Restructuring charges	934	772	612	*2,318
Payments and write-offs	(916)	(772)	(862)	(2,550)
Accrued restructuring liability at December 31, 2002	18	—	524	542
Restructuring charges	294	97	46	*437
Payments and write-offs	(290)	(97)	(401)	(788)
Accrued restructuring liability at December 31, 2003	$22	$—	$169	$191

*	An amount of $437 and $571 for the years ended December 31, 2003 and 2002, respectively, relates to ESW, for which the results of operation are included in discontinued operations.
NOTE 25:- DISCONTINUED OPERATIONS

During 2003 and 2002, the Company disposed of certain subsidiaries and businesses, which met the definition of a component under SFAS No. 144. Accordingly, the results of operations of these subsidiaries and businesses and the gain resulting from the disposals have been classified as discontinued operations in the statement of operations. Comparative data for the businesses and subsidiaries sold have been reclassified accordingly.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 25:- DISCONTINUED OPERATIONS (Cont.)
The following is the composition of discontinued operations:

	Year ended December 31,
	2003	2002	2001

Loss from operations of discontinued components
ESW (see Note 3d) *	$(4,825)	$(8,567)	(10,390)

Vflash (see Note 3f) *	453	(1,852)	—
Other**	—	(2,895)	—
	(4,372)	(13,314)	(10,390)
Gain on disposal
ESW (see Note 3d)	4,137	—	—
Vflash (see Note 3f)	—	1,991	—
Other	—	—	—
	4,137	1,991	—
	$(235)	$(11,323)	$(10,390)
* Pre-tax Income (loss) of Vflash	$453	$(2,405)	$—
*Pre-tax loss of ESW	$(4,829)	$(8,560)	$(10,352)

** Includes the results of operations of Textology which was sold in consideration for loans, the balance of which was written-down in 2003 (see Note 8(3)).
Revenues relating to discontinued operations for the years ended December 31, 2003, 2002 and 2001 were as follows:

	Year ended December 31,
	2003	2002	2001

ESW	$4,740	$8,290	$9,077
V-flash	—	103	—
Other	—	457	—
	$4,740	$8,850	$9,077

As of December 31, 2003 the consolidated financial statements do not include any material assets or liabilities of the components disposed of.
NOTE 26:- RELATED PARTY TRANSACTIONS
a. Balances with related parties:
	December 31
	2003	2002
Trade receivables:
Affiliated companies	$1,750	$—
Other companies	377	1,308
	2,127	1,308
Other receivables:
Affiliated companies (see note 3c)	1,034	204
Other companies	62	497
	1,096	701
Long-term receivables:
Other companies	461	453
	461	453
	$3,684	$2,462

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 26:- RELATED PARTY TRANSACTIONS (Cont.)
b.	Income and expenses from affiliated and other companies:

	Year ended December 31,
	2003	2002	2001
Income:
Revenues	$4,155	$2,487	$3,284
Interest and commission for guarantees	110	75	126
Participation in Directors’ remuneration	35	13	28
Participation in expenses	76	308	724

Costs and Expenses:
Participation in expenses	191	256	—
Directors’ remuneration	33	39	41
Cost of revenue	—	—	728

c.	Option to the Chairman of the Board - see Note 18.
d.	Sale of certain activities of ETI to ESL - see Note 24.
NOTE 27:- ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized gains on securities	Foreign currency translation adjustments	Minimum pension liability in an affiliated company	Unrealized loss on derivatives in an affiliated company	Total
Balance as of January 1, 2002	$42,564	$(333)	$—	$—	$42,231

Unrealized losses on available for sale securities (net of tax effect of $11,773)	(33,035)	—	—	—	(33,035)
Reclassification adjustment for realized gain included in net loss (net of tax effect of $726)	(1,434)	—	—	—	(1,434)
Reclassification adjustment for other than temporary decline in value included in net loss (net of tax effect of $205)	364	—	—	—	364
Minimum pension liability in an affiliated company	—	—	(597)	—	(597)

Balance as of December 31, 2002	$8,459	$(333)	$(597)	$—	$7,529

Unrealized gains on available for sale securities (net of tax effect of $31,605)	55,960	—	—	—	55,960

Reclassification adjustment for realized gain included in net loss (net of tax effect of $6,933)	(11,113)	—	—	—	(11,113)
Unrealized loss on derivatives in an affiliated company	—	—	—	(108)	(108)
Foreign currency translation adjustment	—	(304)	—	—	(304)
Minimum pension liability in an affiliated company	—	—	(172)	—	(172)
Balance as of December 31, 2003	$53,306	$(637)	$(769)	$(108)	$51,792

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 28:- BUSINESS SEGMENTS
a.

As of December 31, 2003, the Company operates in two business segments: (1) the System and Projects segment through its subsidiary ETI and (2) “Other Holdings and Corporate Operations” in which the Company is directly engaged and includes corporate headquarters and reflects the investments in companies engaged in various fields of advanced technology.

The operations of the System and Projects segment include development and supply of software solutions for the management of large and complex communication and internet networks.

The Other Holdings and Corporate Operations segment includes holdings in various companies that operate in the communications, software, defense industry, medical devices, semiconductors, advanced materials and other fields and the corporate operations.

Prior to September 2, 2003, the Company operated indirectly through ESW in a third business segment – Internet Products – which has been sold and therefore reclassified as discontinued operations. (see Note 3d).

b.	Segment information is as follows:

	Internet products	System and projects	Other holdings and corporate operations	Adjustments	Total

2003
Net revenues	$—	$7,390	$9,157	$—	$16,547
Other income, net	—	27	14,638	—	14,665
Equity in losses of affiliated companies	—	—	(8,698)	—	(8,698)
Gain from disposals of businesses and affiliated companies and changes in holdings in affiliated companies, net	—	—	25,754	—	25,754
Financial income (expenses), net	—	(1,504)	751	—	(753)
Tax benefit (taxes on income)	—	(37)	(6,797)	—	(6,834)
Net loss	(689)	(2,074)	(4,442)	—	(7,205)
Depreciation and amortization	—	254	1,336	—	1,590
Capital expenditures	39	53	14,138	—	14,230
Total assets as of December 31, 2003	75	15,177	450,222	(14,770)	450,704
Goodwill as of December 31, 2003	—	5,591	6,428	—	12,019

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 28:- BUSINESS SEGMENTS (Cont.)

	Internet products	System and projects	Other holdings and corporate operations	Adjustments	Total
2002
Net revenues	$—	$10,069	$5,110	$—	$15,179
Other expenses, net	—	4	(747)	—	(743)
Equity in losses of affiliated companies	—	—	*(24,189)	—	*(24,189)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	—	—	6,888	—	6,888
Financial income (expenses), net	—	(1,562)	1,481	—	(81)
Tax benefit (taxes on income)	—	(99)	2,961	—	2,862
Net loss	(8,567)	(5,912)	*(27,100)	—	*(41,579)
Depreciation and amortization	—	1,473	1,421	—	2,894
Capital expenditures	247	158	33,698	—	34,103
Total assets as of December 31, 2002	6,057	17,601	*383,268	(12,673)	*394,253
Goodwill as of December 31, 2002	1,085	5,591	14,862	—	21,538

2001
Net revenues	$—	$23,782	$—	$—	$23,782
Other expenses, net	—	(221)	*(4,667)	—	*(4,888)
Equity in losses of affiliated companies	—	—	(28,787)	—	(28,787)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	—	—	3,179	—	3,179
Financial income (expenses), net	—	(2,832)	4,540	—	1,708
Taxes on income	—	(798)	3,783	—	2,985
Net loss	(10,390)	(15,302)	*(26,667)	—	*(52,359)
Depreciation and amortization	—	(3,985)	(226)	—	(4,211)

*	Restated - See Note 7(d)(7).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 28- BUSINESS SEGMENTS (Cont.)

c.           Revenues according to geographical destination are as follows:

	2003	2002	2001

Israel	$6,589	$9,101	$21,736
Overseas (mainly USA)	9,958	6,078	2,046
	$16,547	$15,179	$23,782

d.          Revenues from major customers were as follows:

	2003	2002	2001
In the Systems and Project segment:
Customer A	14%	21%	19%
Customer B	4%	16%	—
Customer C	9%	10%	—
Customer D	—	—	12%
Customer E	—	—	11%
In the Other Holdings and Corporate Operations segment:
Oncura (See Note 26)	21%	—	—

e.           The majority of the long-lived assets are located in Israel.

NOTE 29:- RECONCILIATION TO ISRAELI GAAP

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. Had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Israel (“Israeli GAAP”), the effects on the financial statements would have been as follows:

a.           Effect on the statement of operations:

	As reported	Adjustments	As per Israeli GAAP
For the year ended December 31, 2003:
Net loss	$(7,205)	$18,436	$11,231
Basic net loss per share	(0.25)	0.63	0.38
Diluted net loss per share	(0.25)	0.63	0.38
For the year ended December 31, 2002:
Net loss	*(41,579)	3,211	(38,368)
Basic net loss per share	*(1.58)	0.12	(1.46)
Diluted net loss per share	*(1.58)	0.12	(1.46)
For the year ended December 31, 2001:
Net loss	*(52,359)	5,844	(46,515)
Basic net loss per share	*(2.47)	0.27	(2.20)
Diluted net loss per share	*(2.48)	0.27	(2.21)

*	Restated - see Note 7 (d)(7)

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 29:- RECONCILIATION TO ISRAELI GAAP (Cont.)
b.	Effect on the balance sheet:

As of December 31, 2003:
	As reported	Adjustments	As per Israeli GAAP

Investments in other companies and long term receivables	$128,799	$(124,035)	$4,764

Investment in affiliated companies	156,819	(40,454)	116,365

Total assets	450,704	(176,981)	273,723

Deferred taxes	40,684	(44,813)	(4,129)

Accumulated deficit	(32,347)	21,562	(10,785)

Total equity	296,130	(115,692)	180,438

As of December 31, 2002:

Investments in other companies and long term receivables	*89,134	(70,161)	18,973

Investment in affiliated companies	*132,204	(32,416)	99,788

Total assets	*394,253	(121,988)	272,265

Deferred taxes	23,650	(28,767)	(5,117)

Accumulated deficit	*(25,142)	3,127	(22,015)

Total equity	*259,441	(94,526)	164,915

* Restated - see Note 7 (d)(7)

c.	Material adjustments:
The abovementioned adjustments include material differences between U.S. GAAP and Israeli GAAP are as follows:
1.

According to U.S. GAAP, the merger of Elron and Elbit and the DEP share purchase as described in Note 3 are accounted for by the purchase method in Elron’s financial statements. According to accepted practice in Israel, the merger between Elron and Elbit and the DEP share purchase, are considered transactions with controlling shareholders and accordingly, the assets and liabilities should be recorded according to their carrying values in the transferring company at the dates of the relevant transactions.

 In addition, in 2003 and 2002 Elbit recorded tax assets of approximately $7,600 and $6,600, respectively, in respect of carryforward losses and in 2003 RDC reversed its valuation allowance by approximately $1,200. According to U.S. GAAP, when at the acquisition date, a full valuation allowance is recorded to offset deferred tax assets in respect of loss carryforwards and subsequent to that date, the valuation allowance is

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 29:- RECONCILIATION TO ISRAELI GAAP (Cont.)
c.	Material adjustments (Cont.):

reduced by recording a tax benefit in respect of those loss carryforwards, the entire tax benefit should be recorded as an adjustment to goodwill and other intangible assets. According to accepted practice in Israel, only the portion of the tax benefit relating to the interest acquired should be recorded as an adjustment to additional paid-in capital while the portion relating to the interest previously held by the acquirer should be recorded as a tax benefit in net income. The effect on net loss in 2003 and 2002 amounted to a reduction in losses of approximately $3,800 and $2,900, respectively.

2.

As a result of the purchase of DEP and additional investments in Oren, Elron’s aggregate interest in certain companies has increased and enabled Elron to exercise significant influence in these companies. In accordance with U.S. GAAP, Elron’s direct holdings in these companies, which were accounted for by Elron at cost or as available-for-sale securities, are accounted for retroactively under the equity method of accounting (“step-by-step acquisition”) which resulted in a restatement of Elron’s financial statements for all prior periods. According to Israeli GAAP, the equity method should be applied only from the first time Elron could exercise significant influence in these companies.

As a result, under Israeli GAAP, the excess of the investment over the equity acquired (“excess cost”) in Oren in the amount of approximately $8,800 was assigned to intangible assets and will be amortized over a period of five years. Under U.S GAAP no such excess cost exists. The effect on net loss in 2003, 2002 and 2001 amounted to a reduction of losses of approximately $400, $300 and $4,000, respectively.

3.

As described in Note 8(3), Elbit sold in 2003, 6,278,226 shares of Partner. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, is considered a transaction with controlling shareholders and accordingly the assets and liabilities of Elbit were recorded according to their carrying values in Elbit at the date of the merger (see 1 above). The carrying value of the Partner shares was approximately $50 and therefore the gain after tax recorded in respect of the above sale of Partner shares based on Israeli GAAP amounts to approximately $18,700, as compared to approximately $7,100 under US GAAP.

4.

As described in Note 7(d)(3), in 2003 and 2002 RDC sold 753,600 and 500,000 shares of Given, respectively. As described above (see 1 above) the investment in Given was recorded according to its carrying values in DEP at the purchase date. As a result, the effect of the sale of Given shares in 2003 and 2002 amounted to an additional gain of approximately $2,000 and $800, respectively.

5.

According to U.S. GAAP the transfer of Galil’s business in exchange for an interest in Oncura was recorded at fair value and as a result Elron recognized a gain on the transaction (net of minority interest and income taxes) in the amount of

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 29:- RECONCILIATION TO ISRAELI GAAP (Cont.)
c.	Material adjustments (Cont.):

$4,400 and recorded the investment in Oncura at fair value. According to Israeli GAAP, the aforementioned exchange is accounted for as an exchange of similar productive assets. Accordingly the investment in Oncura was recorded at the carrying value of the assets transferred and no gain was recognized.

6.

According to U.S. GAAP, the gain arising from the initial public offering of Given is accounted for as an equity transaction, as Given was a development stage company at the time. According to Israeli GAAP, this gain is recognized in the statement of operations over three years from the date of the public offering. The effect on net loss in 2003, 2002 and 2001 amounted to an increase in income of approximately $1,900, $3,200 and $1,000, respectively.

7.

Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost, while current investments in marketable securities are presented at fair value, and charged (or credited) to the income statement. The effect on net loss in 2003 and 2002 amounted to an increase (decrease) in income of approximately $3,700 and $(900), respectively.

8.

Effective January 1, 2002 the Company adopted SFAS 142, according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

9.

According to U.S. GAAP the fair value of options granted to employees to acquire shares of affiliated companies held by Elron and RDC is recorded as a liability. According to Israeli GAAP, no liability should be recorded if the exercise of the options would not result in a loss.

10.

According to U.S. GAAP, the merger of ESL and EL-OP Electro-Optics Industries Ltd., which occurred in 2000 is accounted by the purchase method in ESL’s financial statements and accordingly a gain from the decrease in holding in ESL was recorded in Elron’s financial statements. According to accepted practice in Israel, the merger between ESL and EL-OP, from the perspective of Elron, is considered a non-monetary exchange of similar assets and accordingly was recorded at book value, with no gain recognized. Therefore, the change recorded in the investment in ESL in Elron’s books under Israeli GAAP, was based on the book value of the net assets transferred by Elron.

- - - - - - - - - - - - - - -

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

ANNEX TO THE FINANCIAL STATEMENTS
In thousands of U.S. Dollars

Details relating to major investments as of December 31, 2003:

	% of	Carrying value of the investment	Market value of the publicly traded investments as of:
	ownership interest (1)	as of December 31, 2003 (2)	December 31, 2003	March 5, 2004
Consolidated Companies:
Elron Telesoft Inc.	99%	$9,267	$—	$—
Galil Medical Ltd. (3)	33%	1,807	—	—

Affiliated Companies (equity):
Elbit Systems Ltd. (Nasdaq: ESLT)	20%	87,681	143,023	149,588
Given Imaging Ltd. (Nasdaq: GIVN) (3)	17%	20,828	76,875	130,966
NetVision Ltd.	46%	526	—	—
Wavion, Inc.	38%	2,842	—	—
K.I.T elearning B.V.	45%	—	—	—
Chip Express Corporation	36%	2,743	—	—
Pulsicom Israel Technologies Ltd.	18%	395	—	—
3DV Systems Ltd. (3)	24%	215	—	—
Advanced Metal Technologies Ltd. (AMT)	28%	3,436	—	—
Witcom Ltd. (3)	20%	388	—	—
CellAct Ltd.	45%	327	—	—
SELA (3)	24%	649	—	—
Ingeneo Ltd. (3)	17%	400	—	—
Notal Vision, Inc.	24%	1,228	—	—
Oren Semiconductor Inc.	41%	2,532	—	—
Oncura (4)	8%	9,949	—	—
Starling (3)	24%	(50)	—	—

Available for sale:
Partner (Nasdaq: PTNR)	9%	124,315	124,315	122,888
Zix Corporation (Nasdaq: ZIXI)	3%	7,159	7,159	11,239
EVS (Nasdaq: EVSNF.OB)	26%	963	2,409	3,574

Partnership:
Gemini Israel Fund L.P.	5%	198	—	—
InnoMed Ventures L.P.	14%	1,938	—	—

(1)	On the basis of the outstanding share capital.
(2)	Includes loans and convertible notes.
(3)	Represents the carrying value and the ownership interest of the investment in Elron’s books and Elron’s share in the carrying value and ownership interest of the investment in RDC’s books.
(4)	Represents Elron’s share in the carrying value and the ownership interest of the investment in Galil’s books.

INDEPENDENT AUDITORS’ REPORT
TO THE SHAREHOLDERS OF
A.M.T. ADVANCED METAL TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of A.M.T. Advanced Metal Technologies Ltd. (“the Company”) as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders’ deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co. Certified Public Accountants A member of Deloitte Touche Tohmatsu

Tel-Aviv, March 1, 2004

Report of Independent Public Accounting Firm to the Board of Directors and
Shareholders of Given Imaging Ltd.

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the consolidated results of its operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Somekh Chaikin
Certified Public Accountants (Israel)
A member of KPMG International

February 10, 2004

Report of Independent Public Accounting Firm to the Board of Directors and
Shareholders of DEP Technology Holdings Ltd.

We have audited the accompanying consolidated balance sheet of DEP Technology Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the two year period ended

December 31, 2002. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

The data included in the consolidated financial statements relating to the net asset value of the Company’s investments in affiliated companies and the Company’s share in their operating results, is based on the financial statements of such affiliates, some of which were audited by other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the consolidated results of its operations, changes in shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). As applicable to these consolidated financial statements, US GAAP differs in certain respects from generally accepted accounting principles in Israel (“Israeli GAAP”) as described in note 22, which includes only the differences that effect directly the results of operations and the changes in shareholders’ equity.

/s/ Somekh Chaikin
Certified Public Accountants (Israel)
A member of KPMG International

March 10, 2003

Report of Independent Auditors

To The Board of Directors and Stockholders of
Chip Express Corporation

In our opinion, based on our audits and the report of other auditors, the consolidated balance sheets and the related consolidated statements of operations, of mandatorily redeemable convertible preferred stock and stockholders’ deficit and of cash flows (not presented separately herein) present fairly, in all material respects, the financial position of Chip Express Corporation and its subsidiaries at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Chip Express (Israel) Limited (“CEL”), a wholly-owned subsidiary, which statements reflect total assets of $1,225,000 and $1,205,000 as of December 31, 2003 and December 31, 2002, respectively, and total revenues of $2,768,000 and $4,176,000 for the years then ended. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for CEL, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

February 20, 2004, except for Note 9, as
to which the date is March 5, 2004

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF

CHIPX (ISRAEL) LTD.
(FORMER - CHIP EXPRESS (ISRAEL) LTD.)

We have audited the accompanying balance sheets of Chipx (Israel) Ltd. (former - Chip Express (Israel) Ltd.) (the “Company”) as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders’ deficiency, and cash flows, for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2003 in conformity with generally accepted accounting principles in the United States.

/s/ KOST FORER GABBAY & KASIERER
A member of Ernst & Young Global

January 29, 2004
Haifa, Israel

REPORT OF INDEPENDENT AUDITORS

To the shareholders of
NOTAL VISION INC.

We have audited the consolidated balance sheets of Notal Vision Inc. (hereafter - the Company) and its subsidiary, as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity (capital deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), and auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2003 and 2002 and the consolidated results of their operations, changes in their shareholders’ equity (capital deficiency), in conformity with accounting principles generally accepted in the United States of America.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
February 17, 2004

Report of Independent Auditors

To The Board of Directors
Oncura, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, statement of shareholders’ equity and statement of cash flows present fairly, in all material respects, the financial position of Oncura, Inc and its subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

February 19, 2004

Report of independent auditors

To the Shareholders of:

PULSICOM ISRAEL TECHNOLOGIES LTD.

We have audited the balance sheets of Pulsicom Israel Technologies Ltd., An Israeli corporation in the development stage (the “Company”) as of December 31, 2003 and 2002 and the related statements of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2003 and for the period from September 20, 2000 (date of incorporation and commencement of operations) to December 31, 2003. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), and auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the company’s board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a fair basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of their operations, the changes in shareholders’ equity (capital deficiency) and its cash flows for each of the periods referred to above, in conformity with accounting principles generally accepted in the United States.

Without qualifying our opinion we draw the attention to the Company’s capital deficiency and ability to continue operating as a going concern. The abovementioned financial statements have been prepared assuming that the Company will continue operating as a going concern. Results of the Company’s activity, as described in note 1a in the financial statements, raise substantial doubt regarding its ability to continue operating as a going concern. The Company’s ability to continue, as a going concern is dependent on the ability to raise additional funding from its shareholders or from other investors until the stage in which the Company become profitable from its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
February 25, 2004

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

INGENEO TECHNOLOGIES LTD.

We have audited the financial statements of Ingeneo Technologies Ltd. (an Israeli corporation in the development stage; hereafter - the Company) and the consolidated financial statements of the Company and its subsidiary: balance sheets as of December 31, 2003 and 2002 and the related statements of operations, changes in capital deficiency and cash flows for each of the two years ended on those dates, and cumulatively, for the period from November 4, 1999 (date of inception) to December 31, 2003. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), and auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2003 and 2002 and the results of operations, changes in capital deficiency and cash flows - of the Company and consolidated - for each of the two years ended on those dates, and cumulatively, for the period from inception to December 31, 2003, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 12 to the consolidated financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1a to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
February 23, 2004

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2003

(In U.S. dollars)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2003
In U.S. dollars

C O N T E N T S

Page

REPORT OF INDEPENDENT AUDITORS	2 - 4

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	5 – 6

Consolidated Statements of Income	7

Statements of Changes in Shareholders’ Equity	8 - 9

Consolidated Statements of Cash Flows	10 - 11

Notes to the Consolidated Financial Statements	12 - 58

# # # # # # #

ERNST & YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheet of Elbit Systems Ltd. (the “Company”) and its subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 19a. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003, and the consolidated results of their operations and cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible assets”.

Kost Forer Gabbay & Kasierer

A member of Ernst & Young Global

Haifa, Israel
March 9, 2004

ERNST & YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheet of Elbit Systems Ltd. (the “Company”) and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Elbit Systems Ltd. As of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 24, 2002, expressed an unqualified opinion on those statements.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and the consolidated results of their operations and cash flows fro the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

LUBOSHITZ KASIERER

AN AFFILIATE MEMBER OF ERNST & YOUNG INTERNATIONAL

Haifa, Israel
March 10, 2003

This is a copy of the previously issued Independent Public Account’s report of Arthur Andersen. The report has not been reissued by Arthur Andersen.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of

ELBIT SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Luboshitz Kasierer

Arthur Andersen

Haifa, Israel
March 24, 2002

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U. S. dollars (In thousands)

		December 31,
	Note	2003	2002

CURRENT ASSETS:
Cash and cash equivalents		$76,156	$76,280
Short-term bank deposits		690	1,650
Trade receivables, net	(3)	203,281	225,773
Other receivables and prepaid expenses	(4)	48,363	42,698
Inventories, net of advances	(5)	249,225	220,399
Total current assets		577,715	566,800

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and partnership	(6A)	26,478	21,947
Investments in other companies	(6B)	11,745	11,104
Long-term trade receivables		393	20,859
Long-term bank deposits and loan	(7)	1,954	3,686
Severance pay fund	(2N)	76,218	67,024
		116,788	124,620

PROPERTY, PLANT AND EQUIPMENT, NET	(8)	229,221	202,961

OTHER ASSETS, NET:	(9)
Goodwill		32,576	32,162
Know-how and other intangible assets, net		67,436	73,607
		100,012	105,769

		$1,023,736	$1,000,150

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U. S. dollars (In thousands, except per share data)

		December 31,
	Note	2003	2002
CURRENT LIABILITIES:
Short-term bank credit and loans	(10)	$8,509	$24,302
Current maturities of long-term loans	(13)	6,818	6,613
Trade payables		107,545	82,094
Other payables and accrued expenses	(11)	156,527	141,304
Customers advances and amounts in excess of costs incurred on contracts in progress	(12)	99,618	106,467
Total current liabilities		379,017	360,780

LONG-TERM LIABILITIES:
Long-term loans	(13)	62,038	73,173
Advances from customers	(12)	7,592	40,411
Deferred income taxes	(15E)	24,916	24,735
Accrued severance pay	(14,2N)	93,979	84,973
		188,525	223,292
COMMITMENTS AND CONTINGENT LIABILITIES	(16)

MINORITY INTERESTS		4,115	4,717

SHAREHOLDERS’ EQUITY	(17)
Share capital
Ordinary shares of New Israeli Shekels (NIS) 1 par value;
Authorized – 80,000,000 shares as of December 31, 2003 and 2002;
Issued – 39,746,125 and 39,212,328 shares as of December 31, 2003 and 2002, respectively;
Outstanding – 39,337,304 and 38,803,507 shares as of December 31, 2003 and 2002, respectively		11,273	11,154
Additional paid-in capital		259,033	248,387
Accumulated other comprehensive loss		(3,992)	(2,882)
Retained earnings		190,086	159,023
Treasury shares - 408,821 shares as of December 31, 2003 and 2002		(4,321)	(4,321)
		452,079	411,361

		$1,023,736	$1,000,150

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U. S. dollars (In thousands, except per share data)

		Year ended December 31,
	Note	2003	2002	2001
Revenues	(18)	$897,980	$827,456	$764,501
Cost of revenues		673,561	605,313	553,957
Gross profit		224,419	222,143	210,544

Research and development costs, net	(19)	54,919	57,010	58,759
Marketing and selling expenses		69,943	65,691	54,876
General and administrative expenses		46,077	41,651	43,216
		170,939	164,352	156,851

Operating income		53,480	57,791	53,693

Financial expenses, net	(20)	(4,870)	(3,035)	(2,617)
Other income (expenses), net	(21)	903	(462)	774
Income before taxes on income		49,513	54,294	51,850
Taxes on income	(15)	11,334	9,348	11,003
		38,179	44,946	40,847
Equity in net earnings (losses) of affiliated companies and partnership		7,209	675	(598)
Minority interests in losses (earnings) of subsidiaries		557	(508)	547
Net income		$45,945	$45,113	$40,796

Earnings per share	(17G)
Basic net earnings per share		$1.18	$1.17	$1.07

Diluted net earnings per share		$1.14	$1.13	$1.04

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U. S. dollars (In thousands except per share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders’ equity	Total other comprehensive income
Balance as of January 1, 2001	37,811,398	$10,916	$235,462	$—	$97,963	$(3,613)	$340,728
Exercise of options	585,860	138	3,162	—	—	—	3,300
Tax benefit in respect of options exercised	—	—	1,363	—	—	—	1,363
Adjustment to capital reserve	—	—	(3,874)	—	—	—	(3,874)
Amortization of stock based compensation	—	—	8,512	—	—	—	8,512
Purchase of treasury shares	(66,986)	—	—	—	—	(708)	(708)
Dividends paid	—	—	—	—	(12,132)	—	(12,132)
Net income	—	—	—	—	40,796	—	40,796	$40,796
Total comprehensive income								$40,796

Balance as of December 31, 2001	38,330,272	11,054	244,625	—	126,627	(4,321)	377,985
Exercise of options	473,235	100	4,040	—	—	—	4,140
Tax benefit in respect of options exercised	—	—	648	—	—	—	648
Amortization of stock based compensation	—	—	(926)	—	—	—	(926)
Dividends paid	—	—	—	—	(12,717)	—	(12,717)
Comprehensive income (loss):
Minimum pension liability	—	—	—	(2,882)	—	—	(2,882)	$(2,882)
Net income	—	—	—	—	45,113	—	45,113	45,113
Total comprehensive income								$42,231
Balance as of December 31, 2002	38,803,507	$11,154	$248,387	$(2,882)	$159,023	$(4,321)	$411,361

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)
U. S. dollars (In thousands except per share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders’ equity	Total other comprehensive income
Balance as of December 31, 2002	38,803,507	$11,154	$248,387	$(2,882)	$159,023	$(4,321)	$411,361
Exercise of options	533,797	119	5,147	—	—	—	5,266
Tax benefit in respect of options exercised	—	—	758	—	—	—	758
Amortization of stock based compensation	—	—	4,741	—	—	—	4,741
Dividends paid	—	—	—	—	(14,882)	—	(14,882)
Comprehensive income (loss):
Unrealized gains on derivative instruments	—	—	—	(578)	—	—	(578)	$(578)
Foreign currency translation differences	—	—	—	340	—	—	340	340
Minimum pension liability	—	—	—	(872)	—	—	(872)	(872)
Net income	—	—	—	—	45,945	—	45,945	45,945
Total comprehensive income								$44,835
Balance as of December 31, 2003	39,337,304	$11,273	$259,033	$(3,992)	$190,086	$(4,321)	$452,079

Accumulated other comprehensive loss
Accumulated gains on derivative instruments				$(578)
Accumulated foreign currency translation differences				340
Accumulated minimum pension liability				(3,754)
Accumulated other comprehensive loss as of December 31, 2003				$(3,992)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U. S. dollars (In thousands)

	Year ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$45,945	$45,113	$40,796
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	37,890	32,937	32,865
Amortization of deferred stock based compensation	4,741	(926)	8,512
Deferred income taxes, net	35	(5,620)	(2,694)
Accrued severance pay, net	(1,240)	6,260	(633)
Gain (loss) on sale of property, plant and equipment	(915)	743	(327)
Tax benefit in respect of options exercised	758	648	1,363
Minority interests in earnings (losses) of subsidiaries	(557)	508	(547)
Equity in net losses (earnings) of affiliated companies and partnership, net of dividend received (*)	(4,995)	(675)	598
Changes in operating assets and liabilities:
Decrease (increase) in short and long-term receivables and prepaid expenses	45,297	58,554	(9,963)
Increase in inventories	(38,651)	(55,106)	(72,165)
Increase (decrease) in trade payable, other payables and accrued expenses	32,147	(19,321)	37,004
Increase (decrease) in advances received from customers	(27,855)	42,999	6,489
Settlement of royalties with the Office of the Chief Scientist	(1,581)	9,197	—
Other adjustments	337	683	(117)
Net cash provided by operating activities	91,356	115,994	41,181
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(61,287)	(46,003)	(45,244)
Investment grants received for property, plant and equipment	—	119	1,334
Acquisition of subsidiaries and businesses (Schedule A)	(2,458)	(5,280)	(3,344)
Investments in affiliated companies and subsidiaries	(1,049)	(1,681)	(801)
Proceeds from sale of property, plant and equipment	5,815	956	3,010
Grant of long-term loan	—	(714)	—
Repayment of long-term loan	2,400	—	—
Repayment of short-term loan	—	1,371	—
Investment in long-term bank deposits	(1,750)	(1,228)	(1,872)
Proceeds from sale of long-term bank deposits	3,568	1,689	2,322
Short-term bank deposits, net	960	(204)	(57)
Net cash used in investing activities	(53,801)	(50,975)	(44,652)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	5,266	4,140	3,300
Repayment of long-term credit for purchase of a building	—	—	(3,000)
Purchase of treasury shares	—	—	(708)
Repayment of long-term bank loans	(27,066)	(3,249)	(13,049)
Proceeds from long-term bank loans	10,000	2,233	25,444
Dividends paid	(14,882)	(12,717)	(12,132)
Change in short-term bank credit and loans, net	(10,997)	(19,729)	(6,517)
Net cash used in financing activities	(37,679)	(29,322)	(6,662)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(124)	35,697	(10,133)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	76,280	40,583	50,716
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$76,156	$76,280	$40,583
(*) Dividend received	$2,214	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
U. S. dollars (In thousands)

	Year ended December 31,
	2003	2002	2001

SUPPLEMENTAL CASH FLOWS INFORMATION:

Cash paid during the year for:
Income taxes	$14,666	$21,730	$9,469
Interest	$4,034	$2,947	$6,649

SCHEDULE A:
Subsidiaries and businesses acquired (*)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Working capital deficiency (excluding cash and cash equivalents)	$657	$—	$888
Property, plant and equipment	(249)	(275)	(1,886)
Goodwill, know-how and other intangible assets	(1,334)	(5,078)	(3,800)
Deferred income taxes	(1,765)	—	—
Long-term liabilities	198	—	1,454
Minority interest	35	—	—
	(2,458)	(5,353)	(3,344)
Less short-term debt incurred on acquisition	—	73	—

	$(2,458)	$(5,280)	$(3,344)

(*)	AEL in 2001 (see Note 1C). Defense systems division of Elron Telesoft in 2002 (see Note 1D). In 2003 OIP (see Note 1E) and AD&D (see Note 1F).

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 1 -	GENERAL
A.

Elbit Systems Ltd. (the “Company”) is an Israeli corporation, 30% owned by the Federmann Group and 20% owned by Elron Electronic Industries Ltd. (“Elron”). The Company’s shares are traded on the Tel Aviv Stock Exchange and on the Nasdaq National Market in the United States. The Company and its subsidiaries (the “Group”) are engaged mainly in the field of defense electronics. The Company’s principal wholly owned subsidiaries are EFW Inc. (“EFW”) and Elop Electro-Optics Industries Ltd. (“El-Op”).

B.

A majority of the Group’s revenues were derived in recent years from direct or indirect sales to governments or to government agencies. As a result, a substantial portion of the Group’s sales is subject to the special risks associated with sales to governments or to government agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities and changes in governmental approvals regarding export licenses required for the Group products and for its suppliers. As for a major customer refer to Note 18C.

C.

In 2001, the Company acquired a 62.5% interest in Aeroeletronica - Industria de Componentes Avionicos S.A. (“AEL”), a Brazilian company located in Porto Alegre, for approximately $3,450 in cash. In July 2002, the Company acquired the remaining 37.5% interest for an additional $900 in cash. The consideration paid included approximately $1,200 held in escrow, pending final resolution of certain liabilities and contingencies of AEL to be resolved over a period of five years following the acquisition. The excess of cost over the fair value of net liabilities acquired of approximately $6,700 was allocated to land ($1,200) and identifiable intangible assets ($5,500), to be amortized over a period of 8 years.

AEL serves as a center for the production and logistics support of defense electronics for programs in Brazil.
The results of AEL’s operations have been included in the consolidated financial statements from the date of acquisition.

Pro forma information in accordance with Statement of Financial Accounting Standards No. 141 “Business Combinations” (“SFAS No. 141”) has not been provided, since the revenues and net income of AEL were not material in relation to total consolidated revenues and net income for the year 2001.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 1 -	GENERAL (Cont.)
D.

In January 2002, the Company acquired from Elron Telesoft Inc. and its subsidiaries (“Elron Telesoft”) the assets and the business of the Defense Systems Division of Elron Telesoft (“the Government Division”) in consideration for $5,700 in cash. The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $5,100 was allocated to technology and other intangible assets to be amortized over a weighted average period of 3 years.

The Government Division is engaged mainly in the development of communication systems, information technology and image intelligence processing for defense and military applications.
The results of the Government Division have been included in the consolidated financial statements from the first quarter of 2002.

Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the Government Division were not material in relation to total consolidated revenues and net income for the years 2001 and 2002.

E.

In June 2003, the Company (through El-Op) acquired all of the outstanding Ordinary shares of Optronics Instruments & Products N.V. (O.I.P.), a company registered in Belgium, in consideration for $1,846 in cash. The acquisition was accounted for by the purchase method of accounting.

O.I.P. develops, manufactures and supports electro-optical products, mainly for the defense and space markets.
The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition as estimated by the Company:

Current assets	$6,896
Property and equipment	168
Deferred tax assets	1,700
Total assets acquired	8,764

Current liabilities	(6,918)
Net assets acquired	$1,846

The results of O.I.P.’s operations have been included in the consolidated financial statements from the date of acquisition.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 1 -	GENERAL (Cont.)

Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of O.I.P. were not material in relation to total consolidated revenues and net income for the years 2001, 2002 and 2003.

F.

In July 2003, the Company acquired approximately 54% of the outstanding shares of Aero Design Development Ltd. (“AD&D”) an Israeli company in consideration for $1,406 in cash. The acquisition was accounted for by the purchase method of accounting.

AD&D develops, manufactures and builds airborne models and other engineered products.

The purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,334 was allocated to know-how ($1,000) to be amortized by the straight-line method over a period of 10 years and to goodwill ($334).

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition as estimated by the Company:

Current assets	$604
Property and equipment	81
Know-how and goodwill	1,334
Deferred tax assets	65
Total assets acquired	2,084

Current liabilities	(445)
Long-term liabilities	(198)
Minority interest	(35)
Net assets acquired	$1,406

The results of AD&D.’s operations have been included in the consolidated financial statements from the date of acquisition.

Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of AD&D were not material in relation to total consolidated revenues and net income for the years 2001, 2002 and 2003.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As applicable to the consolidated financial statements of the Group, such principles are substantially identical to accounting principles generally accepted in Israel, except as described in Note 23.

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

The Company’s revenues are generated mainly in U.S. dollars. In addition, most of the Company’s costs are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in SFAS No. 52 “Foreign Currency Translation”. All exchange gain and losses from the remeasurement mentioned above are reflected in the statement of income in financial income or expenses.

For those foreign subsidiaries whose functional currency has been determined to be other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)
C.	PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries.
The consolidated subsidiaries include El-Op, EFW and other Israeli and non-Israeli subsidiaries.
Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group have been eliminated upon consolidation.
D.	CASH EQUIVALENTS
Cash equivalents, are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date of acquisition.
E.	SHORT-TERM BANK DEPOSITS
Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short–term bank deposits are presented at their cost.
F.	INVENTORIES
Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided for slow-moving items or technological obsolescence for which recoverability is not probable.
Cost is determined as follows:
-	Raw materials using the average cost method.
-

Costs incurred on long-term contracts in progress represent recoverable costs incurred for production, allocable operating overhead and, where appropriate, research and development costs (refer to Note 2Q).

Advances from customers are allocated to the applicable contract inventories and are reflected as an offset against the related inventory balances.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)
G.	INVESTMENT IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

Investments in non-marketable shares of companies in which the Group holds less than 20% and the Group does not have the ability to exercise significant influence over operating and financial policies of the companies are recorded at the lower of cost or estimated fair value.

Investments in companies and partnership over which the Group can exercise significant influence (generally, entities in which the Group holds between 20% and 50% of voting rights) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Group, were eliminated. The Group discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

Certain investments are accounted for under the hypothetical liquidation method. For these investments, the Group applies Emerging Issues Task Force (“EITF 99-10”), “Percentage Used to Determine the Amount of Equity Method Losses”, according to which the Group recognizes equity method losses based on the ownership level of the particular investee security or loan held by the Group to which the equity method losses are being applied.

The Group’s investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. As of December 31, 2003, based on management’s most recent analyses, no impairment losses have been identified.

H.	LONG-TERM TRADE RECEIVABLES
Long-term trade receivables from extended payment agreements are recorded at their estimated present values (determined based on the original rates of interest).
I.	LONG-TERM BANK DEPOSITS
Bank deposits with maturities of more than one year are presented at cost including accumulated interest.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)
J.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Group’s own use, cost includes materials, labor and overhead, but not in excess of the fair value of the equipment. Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings	2-4	(mainly 4%)
Instruments, machinery and equipment	10-33
Office furniture and other	6-33
Motor vehicles	15-20	(mainly 15%)

Land rights and leasehold improvements - over the term of the lease.
K.	IMPAIRMENT OF LONG-LIVED ASSETS

The Group’s long-lived assets and certain identifiable intangible assets are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2003, no impairment losses have been identified.

L.	OTHER ASSETS

Intangible assets subject to amortization arose from acquisitions prior to July 1, 2001, are being amortized on a straight-line basis over their useful life in accordance with APB Opinion No. 17, “Intangible Assets” (“APB No. 17”).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)
L.	OTHER ASSETS (CONT.)

Intangible assets acquired in a business combination for which date is on or after July 1, 2001, are being amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statements of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, (“SFAS No. 142”).

M.	GOODWILL

Goodwill represents excess of the cost of acquired entities over the net fair values of the assets acquired and liabilities assumed. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 10 - 20 years. Under SFAS No. 142, such goodwill shall no longer be amortized effective as of January 1, 2002. Goodwill acquired in a business combination on or after July 1, 2001 is not amortized.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value exceeds the fair value, impairment is measured by comparing the implied fair value of goodwill to its carrying value. Fair value of a reporting unit is determined using discounted cash flows. Significant estimates used in the methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reporting units. As of December 31, 2003, no impairment losses have been identified.

The adoption of SFAS 142 did not affect the financial position and results of operations of the Group as of January 1, 2002.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)
N.	SEVERANCE PAY

Under Israeli law and employment agreements, the Group’s companies in Israel are required to make severance payments and, in certain situations, pay pensions to terminated employees. The calculation is based on the employee’s latest salary and the period of his employment. The companies’ obligation for severance pay and pension is provided by monthly deposits with insurance companies, pension funds and by an accrual.

The value of severance pay funds is presented in the balance sheet and includes profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these funds and include immaterial profits.

Severance pay expenses for the years ended December 31, 2003, 2002 and 2001, amounted to approximately $11,491, $10,138 and $8,097, respectively.
O.	REVENUE RECOGNITION

The Group generates revenues from long-term contracts involving the design, development, manufacture and integration of defense systems and products and providing support and services for such systems and products. Revenues from long-term contracts are recognized based on Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production - Type Contracts” (“SOP 81-1”) on the percentage of completion method.

Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage of completion basis, generally using units of delivery as the measurement basis for effort accomplished. Estimated contract profit is included in earnings in proportion to recorded sales.

Sales under certain long-term fixed-price contracts which, among other things require a significant amount of development effort in relation to total contract value, are recorded using the cost-to-cost method of accounting where sales and profit are recorded based on the ratio of costs incurred to estimated total costs at completion but not before the Group achieves certain milestones. As for research and development costs accounted for as contract costs refer to Note 2Q.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)
O.	REVENUE RECOGNITION (CONT.)
Sales under long-term fixed-price development and production type contracts are recorded on a percentage of completion basis using cost-to-cost method and units of delivery method, as applicable.

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

The Group believes that the use of the percentage of completion method is appropriate as the Group has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Group expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract. Anticipated losses on contracts are charged to earnings when identified.

Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)
P.	WARRANTY

The Group estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Group does business. Factors that affect the Group’s warranty liability include the number of delivered units, engineering estimates and anticipated rates of warranty claims. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

Changes in the Group’s provision for warranty during the year are as follows:

Balance, at January 1, 2003	$8,541
Warranties issued during the year	4,491
Warranties forfeited or exercised during the year	(3,340)

Balance, at December 31, 2003	$9,692

Q.	RESEARCH AND DEVELOPMENT COSTS
Research and development costs, net of participations, are charged to operations as incurred.
Group sponsored research and development costs primarily include independent research and development and bid and proposal efforts.

Under certain arrangements in which a customer shares in product development costs, the Group’s portion of such unreimbursed costs is expensed as incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as contract costs.

Certain Group companies in Israel receive grants (mainly royalty-bearing) from the Government of Israel and from other sources for the purpose of funding approved research and development projects. These grants are recognized at the time the applicable company is entitled to such grants on the basis of the costs incurred and are presented as a deduction from research and development costs.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)
R.	INCOME TAXES

The Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

S.	CONCENTRATION OF CREDIT RISKS
Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

The majority of the Group’s cash and cash equivalents and deposits are invested in dollar instruments with major banks in Israel and in the U.S. Management believes that the financial institutions that hold the Group investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

The Group’s trade receivables are derived primarily from sales to large and solid customers and governments located mainly in Israel, the United States and Europe. The Group performs ongoing credit evaluations of its customers and to date, has not experienced any unexpected material losses except for a one time loss in 2002 of approximately $4,600 due to the insolvency of one of the Group’s customers. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)
T.	DERIVATIVE FINANCIAL INSTRUMENTS

Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operations.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain and loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in other income/expense in current earnings during the period of change.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in other income/expense in current earnings during the period of change.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)
T.	DERIVATIVE FINANCIAL INSTRUMENTS (CONT.)

As part of its fair value hedging strategy the Group enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. The purpose of the Group’s foreign currency hedging activities is to protect the Group from risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates.

In addition, in order to ensure the dollar value of certain assets and liabilities, the Group has enters into forward exchange contracts.
As part of its cash flows hedging strategy the Group enters into forward exchange contracts to hedge forecasted salary expenses denominated in currency other than the U.S. dollar.

As of December 31, 2003, the Group had forward contracts with notional value of approximately $27,500 to purchase and sell foreign currencies. The Group also had options to hedge future cash flow in the amount of $24,000. The forward contracts and the options mature in 2004.

The fair value of the foreign exchange contracts as of December 31, 2003 amounted to $1,113. The fair value of the options as of December 31, 2003 is minimal.
U.	STOCK-BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”) “Accounting for Stock Issued to Employees” and FASB Interpretation No. 44 (“FIN No. 44”) “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock option plans. Under APB No. 25, compensation expense is recognized based on the intrinsic value method where by compensation expense is equal to the excess if any of the quoted market price of the stock at the grant date of the award or other measurement date, over the amount an employee must pay to acquire the stock. The Company recognizes the expense over the vesting period of the award.

In respect of phantom share options, the Company applies variable stock compensation accounting (See Note 17C).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)
U.	STOCK-BASED COMPENSATION (CONT.)

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation – transition and disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for an entity that voluntarily changes the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net income and net earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2003, 2002 and 2001 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2003	2002	2001
Divided yield	2.19%	1.99%	2.03%
Expected volatility	19.03%	21.9%	33.8%
Risk-free interest	1.20%	1.34%	2%
Expected life of up to	6 years	6 years	6 years

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)
U.	STOCK-BASED COMPENSATION (CONT.)

Pro forma information under SFAS No.123 is as follows:

	Year ended December 31,
	2003	2002	2001
Net income as reported	$45,945	$45,113	$40,796
Add - Stock based compensation expense (income), net of related tax effects as reported (intrinsic method)	3,793	(741)	6,810
Deduct - Stock based compensation expense under fair value based method of SFAS 123 net of related tax effects	(2,956)	(2,956)	(2,932)
Pro forma net income	$46,782	$41,416	$44,674

Net earnings per share:
Basic net earnings per share as reported	$1.18	$1.17	$1.07

Diluted net earnings per share as reported	$1.14	$1.13	$1.04

Pro forma basic net earnings per share	$1.20	$1.08	$1.18

Pro forma diluted net earnings per share	$1.16	$1.04	$1.14

V.	FAIR VALUE FINANCIAL INSTRUMENTS

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)
V.	FAIR VALUE FINANCIAL INSTRUMENTS (CONT.)

It was not practicable to estimate the fair value of the Group’s investments in shares of non-public companies that are accounted for under the cost method because of the lack of a quoted market price and the inability to obtain valuation of each company without incurring excessive costs. The carrying amounts of these companies were $11,104 and $11,745 as of December 31, 2002 and 2003, respectively, and represent the original cost of acquisition.

W.	BASIC AND DILUTED NET EARNINGS PER SHARE

Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with SFAS No. 128 “Earnings Per Share”. Outstanding stock options are excluded from the calculation of the diluted net earnings per Ordinary share when such securities are anti-dilutive. In all the years presented no stock options were excluded.

X.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No.34, “Disclosure of Indirect Guarantees of Indebtedness of Others”, which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)
X.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The adoption of FIN No. 45 did not have a material impact on the Group’s results of operations or financial position.

In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes”. The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company’s consolidated financial position, cash flows or results of operations.

In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition.” (“SAB No. 104”) which revises or rescinds certain sections of SAB No. 101, “Revenue Recognition”, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB NO. 104 did not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). In December 2003, the FASB revised FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying Variable Interest Entities (“VIE’s”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)
X.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

In general, a VIE is an entity that either (1) has an insufficient amount of equity to carry out its principal activities, without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about the entity’s activities, or (3) has a group of equity owners that do not have the obligation to absorb the entity’s losses or the right to receive returns generated by its operations. FIN 46 requires the consolidation of a VIE by the primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

The Group is currently evaluating the effects of this interpretation in respect of its investments. It is possible that some of its unconsolidated investees may be considered as VIEs in accordance with the interpretation. Accordingly, if it is determined that the Group is the primary beneficiary of a VIE, the Group will be required to consolidate the financial statements of such VIE with its own financial statements commencing in the first quarter of 2004.

Y.	RECLASSIFICATIONS
Certain financial statement data for prior years has been reclassified to conform with current year financial statement presentation.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 3 -	TRADE RECEIVABLES, NET
Trade receivables

	December 31,
	2003	2002
Open accounts (*)	$170,287	$185,997
Unbilled receivables	36,855	43,187
Less - allowance for doubtful accounts	(3,861)	(3,411)
	$203,281	$225,773

(*) Includes affiliated companies	$6,668	$9,647

Note 4 -	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2003	2002
Prepaid expenses	$14,310	$12,244
Government departments	5,826	5,915
Employees	513	1,029
Deferred income taxes	21,908	19,997
Others	5,806	3,513
	$48,363	$42,698

Note 5 -	INVENTORIES, NET OF ADVANCES

	December 31,
	2003	2002
Cost incurred on long-term contracts in progress	$253,663	$210,418
Raw materials	78,504	75,579
Advances to suppliers and subcontractors	20,137	25,047
	352,304	311,044
Less -
Cost incurred on contracts in progress deducted from customer advances	14,581	10,658
	337,723	300,386
Less -
Advances received from customers	77,482	67,624
Provision for losses	11,016	12,363
	$249,225	$220,399

The Company has transferred legal title of inventories to certain customers as collateral for advances received.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES
A.	Investments in companies accounted for under the equity method:

	December 31,
	2003	2002
SCD (1)	$17,347	$15,713
VSI (2)	6,149	3,893
Opgal (3)	2,390	2,028
Others (4)	592	313
	$26,478	$21,947

(1)

Semi Conductor Devices (“SCD”), an Israeli partnership, held 50% by the Company and 50% by Rafael Armaments Development Authority Ltd. (“Rafael”). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(2)

Vision Systems International LLC (“VSI”) based in San Jose, is a California limited liability company that is held 50% by EFW. VSI is jointly controlled and therefore is not consolidated in the Company’s financial statements. VSI operates in the area of helmet mounted display systems for fixed wing military and paramilitary aircraft. VSI is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(3)

Opgal Optronics Industries Ltd. (“Opgal”) is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company’s financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (CONT.)
A.	Investments in companies accounted for under the equity method (cont.)
(4)

Mediguide Inc. (“Mediguide”) and its Israeli subsidiary, Mediguide Ltd., were established in 2000 as a spin-off from the Company, which holds the majority of Mediguide’s Ordinary shares. In 2001-2003, Mediguide issued Preferred shares to other investors in consideration for approximately $16,000. The Preferred shares entitle the other investors to preference rights in any liquidation event. Therefore, the Company did not record any gain as a result of the above transaction. In addition the Preferred shares entitle their holders to certain participating rights. Accordingly, based on the guidance in EITF 96-16, the Company does not consolidate Mediguide. The carrying value of the investment in Mediguide is zero.

RedC Optical Networks Inc. (“RedC”) is engaged in the multi-focal optic communications sector and is held 36.5% by El-Op. RedC designs, develops and manufacture optical amplifiers for dense wave-length multiplexing (DWDM) optical networks for telecommunication renders. Based on analysis performed, the Company recorded a provision for loss on its investment in RedC of $2,500 during the year ended December 31, 2002. This provision has been presented under “Equity in net earnings of affiliated companies and partnership”.

(5)	See Note 16(E) for guarantees.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (CONT.)
B.	Investments in companies accounted for under the cost method

	December 31
	2003	2002
Sultam (1)	$3,500	$3,500
ISI (2)	7,230	7,230
Aero Astro (3)	1,000	—
Others	15	374
	$11,745	$11,104

(1)	Sultam Systems Ltd. (“Sultam”), held 10%, is an Israeli company engaged in the development and manufacturing of military systems in the artillery sector.
(2)

ImageSat International N.V. (“ISI”), held 14% (10% on a fully diluted basis), is engaged in the operation of satellite photography formations and commercial delivery of satellite photography for civil purposes.

(3)

AeroAstro Inc. - In October 2003, the Company purchased Common stock of AeroAstro Inc., (“AAI”) a Delaware corporation, representing 8.33% of the total outstanding Common stock of AAI on a fully diluted basis, in consideration for $1,000. AAI is engaged in innovative micro and nanospacecraft applications. AAI manufactures low-cost satellite systems and components, used in its own spacecraft and for spacecraft development in and outside the U.S.

Note 7 -	LONG –TERM BANK DEPOSITS AND LOAN

	December 31,
	2003	2002
Deposits with bank for loans granted to employees (*)	$1,901	$2,037
Other deposits with bank	53	935
Long-term loan	—	714
	$1,954	$3,686

(*)	The deposits are linked to the Israeli CPI, bear annual interest of 4% and are presented net of current maturities of $633 (2002 - $680).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 8 -	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2003	2002
Cost (1):
Land, buildings and leasehold improvements (2)	$143,223	$128,456
Instruments, machinery and equipment (3)	194,129	169,467
Office furniture and other	24,943	21,904
Motor vehicles	29,776	24,393
	392,071	344,220
Accumulated depreciation	(162,850)	(141,259)
Depreciated cost	$229,221	$202,961

Depreciation expenses for the years ended December 31, 2003, 2002 and 2001 amounted to $30,775, $26,525 and $24,517, respectively.
(1)	(1) Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of approximately $30,700 and $30,800 as of December 31, 2003 and 2002, respectively.
(2)

Includes, rights in approximately 9,225 square meters of land in, Tirat Hacarmel, Israel. The land is leased from the Israel Land Administration until the years 2014 to 2024 with a renewal option for additional periods of up to 49 years. The Company’s rights in the land have not yet been registered in its name.

Includes, rights in approximately 10,633 square meters of land in Rehovot, Israel. The land is leased from the Israel Land Administration until the year of 2043 with a renewal option for additional periods of up to 49 years. The Company’s rights in the land have not yet been registered in its name.

(3)	Includes equipment produced by the Group for its own use in the amount of $10,498 and $5,517 as of December 31, 2003 and 2002, respectively.
(4)	As for pledges of assets – see Note 16(H).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 9 -	OTHER ASSETS, NET

A.

	Weighted- average number of years
		December 31,
		2003	2002
Original cost:
Know-how and technology (1)	12.5	$82,449	$81,398
Trade marks (2)	17	8,000	8,000
Goodwill (3)		37,613	37,199
		128,062	126,597

Accumulated amortization:
Know-how and technology		21,555	14,666
Trade marks		1,458	1,125
Goodwill		5,037	5,037
		28,050	20,828

Amortized cost		$100,012	$105,769

(1)

Includes mainly know-how acquired in the merger with El-Op ($45,000), know-how acquired in the acquisition of AEL and the Government Division ($10,600) and intangible assets acquired from Honeywell Inc. ($9,300).

(2)	Includes trade marks acquired in the merger with El-Op.
(3)	Includes mainly goodwill acquired in the merger with El-Op ($34,200) and goodwill acquired from Honeywell Inc. ($1,800). Until January 1, 2002, goodwill was amortized at an annual rate of 5% - 10%.
B.	Amortization expenses amounted to $7,222, $6,412 and $8,348 for the years ended December 31, 2003, 2002 and 2001, respectively.
C.

The annual amortization expense relating to intangible assets existing as of December 31, 2003 for each of the five years in the period ending December 31, 2008 is estimated to be approximately $6,000.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 9 -	OTHER ASSETS, NET (CONT.)

The following information is presented to reflect net income and net earnings per share for all prior periods adjusted to exclude amortization of goodwill.

Year ended December 31,
2001
Reported net income	$40,796
Goodwill amortization	2,760
Adjusted net income	$43,556

Net earnings per share
Reported basic net earnings per share	$1.07
Goodwill amortization	0.08
Adjusted basic net earnings per share	$1.15

Reported diluted net earnings per share	$1.04
Goodwill amortization	0.07
Adjusted diluted net earnings per share	$1.11

Note 10 -	SHORT-TERM BANK CREDIT AND LOANS

	December 31,
	2003	2002	2003	2002
	Interest rate %
Short-term bank loans:
In U.S. dollars	3.3-4.75	3-5	$533	$13,512
In EURO	3.5	—	1,927	—
			2,460	13,512
Short-term bank credit:
In NIS unlinked	7.2	9.6-10.9	4,684	5,241
In U.S. dollars	2.6	2.8-3.6	1,365	5,549
			6,049	10,790

			$8,509	$24,302

The subsidiary in the U.S. maintains standby lines of credit with various banks. The sum of the lines equals $66,000 of which $15,900 was available as of December 31, 2003.

As for liens – see Note 16F.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 11 -	OTHER PAYABLES AND ACCRUED EXEPNSES

	December 31,
	2003	2002
Payroll and related expenses	$33,382	$27,912
Provision for vacation pay	25,280	20,492
Government departments	25,243	22,443
Provision for warranty	9,692	8,541
Cost provisions and others	62,930	61,916
	$156,527	$141,304

Note 12 -	CUSTOMERS ADVANCES AND AMOUNTS IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2003	2002
Advances received	$199,273	$225,160
Less -
Advances presented under long-term liabilities	7,592	40,411
Advances deducted from inventories	77,482	67,624
	114,199	117,125
Less -
Costs incurred on contracts in progress	14,581	10,658
	$99,618	$106,467

As for guarantees see Note 16G.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 13 -	LONG-TERM LOANS

			Years of	December 31,
	Linkage	Interest %	maturity	2003	2002

Banks	U.S. dollars	Libor + 0.75%-1.85%	2004 - 2005	$57,574	$67,206
Banks	NIS-unlinked	Israeli Prime	2004 - 2022	3,599	3,383
Office of chief scientist	NIS-linked to the Israeli-CPI	5.2%	2004 - 2008	7,683	9,197
				68,856	79,786
Less-current maturities				6,818	6,613
				$62,038	$73,173

The Libor rate as of December 31, 2003 was 1.12%. The Israeli Prime rate as of December 31, 2003 was 6.3%. The maturities of these loans after December 31, 2003 are as follows:

2004 – current maturities	$6,818
2005	56,136
2006	2,693
2007	139
2008	148
2009 and thereafter	2,922
$68,856

In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees securing certain advances from customers, the Company and certain subsidiaries are obligated to meet certain loan covenants. Management believes that the Company and the subsidiaries meet the conditions of these covenants as of balance sheet date.

As for charges see Note 16H.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 14 -	BENEFIT PLANS
The subsidiary in the U.S. has adopted for its employees in the U.S. benefits plans as follows:
Defined Benefit Retirement Plan

The subsidiary in the U.S. has two defined benefit pension plans (the Plans) covering substantially its employees in the U.S. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stock, bonds and cash by a financial institution, as the investment manager of the Plans’ assets.

The following table reconciles the benefit obligations, Plans assets, funded status and net asset (liability) information of the Plans:

	December 31,
	2003	2002
Benefit obligation at beginning of year	$28,439	$22,358
Service cost	2,480	2,067
Interest cost	1,921	1,678
Actuarial losses	2,825	2,955
Benefits repaid	(700)	(619)
Benefit obligation at end of year	34,965	28,439

Plans assets at beginning of year	15,558	16,167
Actual return on Plan assets	2,689	(1,560)
Contributions by employer	3,649	1,571
Benefits repaid	(700)	(619)
Plans assets at end of year	21,196	15,559
Funded status of Plans (underfunded)	(13,769)	(12,880)
Unrecognized prior service cost	(195)	234
Unrecognized net actuarial loss	9,395	7,582
Net amount recognized	(4,569)	(5,064)
Net asset (liability) consists of:
Accrued benefit liability	(11,011)	(10,298)
Intangible asset	51	234
Accumulated other comprehensive income	6,391	5,000
Net amount recognized	(4,569)	$(5,064)
Weighted average assumptions :
Discount rate as of December 31,	6.25%	6.75%
Expected long-term rate of return on Plans assets	9.00%	9.00%
Rate of compensation increase	3.00%	3.00%

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 14 -	BENEFIT PLANS (Cont.)

	Year ended December 31,
	2003	2002	2001
Components of net periodic pension cost:
Service cost	$2,480	$2,067	$1,766
Interest cost	1,921	1,678	1,461
Expected return on Plan assets	(1,573)	(1,597)	(1,666)
Amortization of prior service cost	(15)	28	24
Recognized of net actuarial gain	339	—	(38)
One-time FAS 88 charge for 2001 SRP	—	—	177
Net periodic pension cost	$3,152	$2,176	$1,724

Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Subsidiary’s employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. The U.S. subsidiary may make discretionary matching contributions as determined by the subsidiary. Total expense under the 401(k) plan amounted to $1,629 for the year ended December 31, 2003 (2002 - $1,369).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 15 -	TAXES ON INCOME
A.	APPLICABLE TAX LAWS
(1)	Measurement of taxable income under Israel’s Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes for the Company and certain of its Israeli subsidiaries are measured and reflected in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained above in Note 2B, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

(2)	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

The Company and certain subsidiaries in Israel (mainly El-Op and Cyclone) are “Industrial Companies”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

(3)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1969:

Several expansion programs of the Company and certain of its Israeli subsidiaries (“the companies”) have been granted “Approved Enterprise” status under Israel’s Law for the Encouragement of Capital Investments, 1959. For some expansion programs, the companies have elected the grants track and for others they have elected the alternative tax benefits track, waiving grants in return for tax exemptions.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 15 -	TAXES ON INCOME
A.	APPLICABLE TAX LAWS (CONT.)
(3)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959 (cont.):

Accordingly, certain income of the companies, derived from the “Approved Enterprise” expansion programs is tax exempt for two-year to ten-year period and subject to reduced tax rates of 25% for a five-year to eight-year period commencing in the year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2003, the tax benefits for these expansion programs will expire between 2004 to 2010.

The entitlement to the above benefits is subject to the companies fulfilling the conditions specified in the above referred law, regulations published there under and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens – see Note 16F). As of December 31, 2003, Management believes that the companies are meeting all conditions of the approvals.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without imposing tax liability on the companies only upon the complete liquidation of the companies. As of December 31, 2003, retained earnings included approximately $96,000 in tax-exempt profits earned by the companies’ “Approved Enterprise”.

If the retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits (currently - 25%) and an income tax liability would be incurred of approximately $ 23,940 as of December 31, 2003.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 15 -	TAXES ON INCOME
A.	APPLICABLE TAX LAWS
(3)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959:

The Company’s Board of Directors has decided that its policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Companyies “Approved Enterprise”.

In Israel, income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

Since the companies are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular tax rate of 36%, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

B.	NON – ISRAELI SUBSIDIARIES
Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 15 -	INCOME TAXES (CONT.)
C.	INCOME BEFORE TAXES ON INCOME

	Year ended December 31,
	2003	2002	2001
Income before taxes on income:
Domestic	$38,423	$42,317	$44,212
Foreign	11,090	11,977	7,638
	$49,513	$54,294	$51,850

D.	TAXES ON INCOME

	Year ended December 31,
	2003	2002	2001
Taxes on income:
Current taxes:
Domestic	$12,346	$11,654	$9,385
Foreign	718	6,114	3,048
	$13,064	17,768	12,433

Deferred income taxes:
Domestic	(4,672)	(3,561)	(839
Foreign	2,942	(2,059)	(591)
	(1,730)	(5,620)	(1,430)

Taxes in respect of prior years	—	(*)(2,800)	—

	$11,334	$9,348	$11,003

(*)	A reduction of tax expenses due to adjustments of estimated tax provision pursuant to the completion of prior years’ tax assessments in respect of various Group companies.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 15 -	INCOME TAXES (CONT.)
E.	DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are as follows:

		Deferred tax asset (liability)(1)
	Total	Current	Noncurrent
As of December 31, 2003

Deferred tax assets:
Reserve and allowances	$13,884	$13,922	$(38)
Inventory	7,547	7,547	—
Net operating loss carryforwards	6,606	439	6,167
	28,037	21,908	6,129
Valuation allowance (2)	(3,879)	—	(3,879)
Net deferred tax assets	24,158	21,908	2,250

Deferred tax liabilities:
Property, plant and equipment	(12,769)	—	(12,769)
Other assets	(14,397)	—	(14,397)
	(27,166)	—	(27,166)

Net deferred tax assets (liabilities)	$(3,008)	$21,908	$(24,916)
As of December 31, 2002

Deferred tax assets:
Reserve and allowances	$10,510	$10,859	$(349)
Inventory	9,138	9,138	—
Net operating loss carryforwards	2,326	—	2,326
	21,974	19,997	1,977
Valuation allowance (2)	(2,326)	—	(2,326)
Net deferred tax assets	19,648	19,997	(349)

Deferred tax liabilities:
Property, plant and equipment	(9,209)	—	(9,209)
Other assets	(15,177)	—	(15,177)

	(24,386)	—	(24,386)

Net deferred tax assets (liabilities)	$(4,738)	$19,997	$(24,735)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 15 -	INCOME TAXES (CONT.)
E.	DEFERRED INCOME TAXES (CONT.)
(1)	Current tax asset is included in other receivables. Noncurrent tax liability is included as a long-term liability.
(2)	During 2003, the Group increased the valuation allowance due to an increase in accumulated operating loss carryforwards that more likely than not, will not be utilized.
F.

The Group’s Israeli subsidiaries have estimated total available carryforward tax losses of approximately $12,000 as of December 31, 2003. The Group’s non-Israeli subsidiaries have estimated available carryforward tax losses of approximately $8,500 as of December 31, 2003 to offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carryforward losses amount to approximately $6,600 in respect of which a valuation allowance has been recorded in the amount of approximately $3,900.

G.

Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group, and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,
	2003	2002	2001
Income before taxes as reported in the consolidated statements of operations	$49,513	$54,294	$51,850
Statutory tax rate	36%	36%	36%
Theoretical tax expense	$17,825	$19,546	$18,666
Tax benefit arising from reduced rate as an “Approved Enterprise” and other tax benefits	(8,391)	(9,054)	(7,697)
Tax adjustment in respect of different tax rate for foreign subsidiaries	279	(461)	(952)
Operating carryforward losses for which valuation allowance was provided	126	2,189	101
Increase (decrease) in taxes resulting from nondeductible expenses	993	(263)	571
Difference in basis of measurement for financial reporting and tax return purposes	846	458	832
Taxes in respect of prior years	—	(2,800)	—
Other differences, net	(344)	(267)	(518)
Actual tax expenses	$11,334	$9,348	$11,003
Effective tax rate	22.9%	17.2%	21.2%

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 16 -	COMMITMENTS AND CONTINGENT LIABILITIES
A.	ROYALTY COMMITMENTS
1.

The Company and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the Office of the Chief Scientist in Israel (“OCS”) for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

In exchange for participation in the programs by the OCS, the Company and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR and other applicable law. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, payment of royalties is not required.

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

Royalties expensed or accrued amounted to $7,812, $14,741 and $8,252 in 2003, 2002 and 2001, respectively.
2.

In September 2001, the OCS issued “Regulations for the Encouragement of Research and Development in Industry” (rules for determining the level and payment of royalties) (“the regulations”). The regulations allow large R&D intensive companies to reach certain agreements with the OCS regarding determination of the amount and payment schedule of royalties, subject to certain conditions.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 16 -	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)
A.	ROYALTY COMMITMENTS (CONT.)
If the Company elects to adopt the regulations, it will have to record a significant one-time expense resulting from accruing a liability for an absolute amount of royalties.

In May 2002, El-Op’s Board of Directors approved an arrangement, proposed by the OCS, according to which El-Op pays commencing in 2002, an agreed amount of $10,632 in exchange for a release from all obligations to pay royalties in the future. As a result El-Op recorded an expense for the agreed amount net of the accrual for royalties previously recorded by El-Op in the amount of $9,801 included in Cost of Revenues.

B.	COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

In connection with long-term projects in certain countries, the Company and certain subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at certain percentages of the amount of the projects. The companies’ obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2003 amounted to $630,100 to be performed over a period of up to 11 years, is typically tied to a percentage (up to 100%) of the amount of the specific contract.

In the opinion of Management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one to one basis.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 16 -	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)
C.	LEGAL CLAIMS

The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others. Company’s Management, based on the opinion of its legal counsel, believes that the financial impact for the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Group.

D.	LEASE COMMITMENTS
The future mininum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment are as of December 31, 2003:

2004	$8,520
2005	6,145
2006	5,557
2007	5,453
2008 and there after	5,451
$31,126

Rent expenses for the years ended December 31, 2003, 2002 and 2001 amounted to $9,177, $9,215, and $7,978, respectively.
E.

The Company has provided, on a proportional basis to its ownership interest, guarantees for two of its investees in respect of credit lines from banks amounting to $13,900 (2002-$10,600), of which $13,400 (2002 - $10,200) relates to a owned 50% foreign investee. The guarantees will exist as long as the credit lines are in effect. The Company would be liable to perform under the guarantee for any debt the investee would be in default under the terms of the credit line.

F.

A lien on the Group’s Approved Enterprises has been registered in favor of the State of Israel. Grants received in respect of projects which have not yet been approved amount to approximately $800 (see Note 15 A (3) above ).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 16 -	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)
G.	Guarantees in the amount of approximately $399,200 were issued by banks securing certain advances from customers and performance bonds on behalf of Group companies.
H.	Certain Group companies recorded fixed charges on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.
Note 17 -	SHAREHOLDER’S EQUITY
A.	SHARE CAPITAL
Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.
B.	2000 EMPLOYEE STOCK OPTION PLAN

In 2000, the Company adopted an employee stock option plan for employees comprising options to purchase up to 2,500,000 Ordinary shares. The exercise price approximates market price of the shares at the grant date. The plan includes an additional 2,500,000 options to be issued as “phantom” shares options that grant the option holders a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. Options vest over a period of one to four years from the date of grant and expire no later than six years from the date of grant.

Any options, which are canceled or forfeited before expiration, become available for future grants. As of December 31, 2003, 479,217 options of the Company were still available for future grants.
C.	“PHANTOM” SHARE OPTIONS

The phantom share options are considered as part of a variable plan as defined in APB No. 25, and accordingly the compensation cost of the options is measured by the difference between the market price of the Company’s shares and the exercise price of the options at the end of every reporting period and amortized by the accelerated method over the remaining vesting period.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 17 -	SHAREHOLDER’S EQUITY (CONT.)
D.	A summary of the Company’s share option activity under the plans is as follows:

	December 31,
	2003		2002		2001
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding-beginning of the year	4,511,724	$12.26	5,107,634	$11.93	5,671,918	$11.26
Granted	13,000	14.91	27,000	14.92	98,840	12.91
Exercised	(757,947)	12.13	(558,901)	9.45	(598,348)	11.93
Forfeited	(31,175)	12.29	(64,009)	11.33	(64,776)	12.50
Outstanding - end of the year	3,735,602	$12.30	4,511,724	$12.26	5,107,634	$11.93
Options exercisable at the end of the year	2,547,196	$12.23	2,287,790	$12.18	373,138	$7.56

E.	The options outstanding as of December 31, 2003, have been separated into ranges of exercise price, as follows:

	Options outstanding			Options exercisable
Exercise price	Number outstanding as of December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number outstanding as of December 31, 2003	Weighted average exercise price per share
$10.61-$12.16	158,935	0.42	$10.69	158,935	$10.69
$12.18-$15.64	1,786,193	2.93	12.37	1,190,240	12.34
$12.18-$15.64(*)	1,790,474	2.94	12.37	1,198,021	12.33
	3,735,602	2.83	$12.30	2,547,196	$12.23

(*) Phantom share options.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 17 -	SHAREHOLDER’S EQUITY (CONT.)
E.	(Cont.)

Where the Company has recorded deferred stock compensation for options issued with an exercise price below the fair value of the Ordinary shares, the deferred stock compensation is amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense (income) of $4,741, $(926) and $8,512 were recognized during the years ended December 31, 2003, 2002 and 2001, respectively.

F.	The weighted average exercise price and fair value of options granted during the years ended December 31, 2003, 2002 and 2001 were:

	Less than market price
	Year ended December 31,
	2003	2002	2001
Weighted-average exercise price	$14.91	$14.92	$12.91
Weighted-average fair values on grant date	$4.63	$4.31	$5.14

G.	Computation of basic and diluted net earnings per share:

	Year ended December 31, 2003			Year ended December 31, 2002			Year ended December 31, 2001
	Net income to shareholders of Ordinary shares	Weighted averaged number of shares (*)	Per share amount	Net income to shareholders of Ordinary shares	Weighted averaged number of shares (*)	Per share amount	Net income to shareholders of Ordinary shares	Weighted averaged number of shares (*)	Per share amount
Basic net earnings	$45,945	39,061	$1.18	$45,113	38,489	$1.17	$40,796	37,975	$1.07
Effect of dilutive securities:
Employee stock options	—	1,169		—	1,374		—	1,384
Diluted net earnings	$45,945	40,230	$1.14	$45,113	39,863	$1.13	$40,796	39,359	$1.04

* In thousands

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 17 -	SHAREHOLDER’S EQUITY (CONT.)
H.	TREASURY SHARES
The Company’s shares held by the Company are presented at cost and deducted from shareholder’s equity.
I.	DIVIDEND POLICY

Dividends declared by the Company are paid in NIS or in foreign currency subject to any statutory limitations. The Company has decided not to declare dividends out of tax exempt earnings.

Note 18 -	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Group adopted Statement of Financial Accounting Standards No. 131, “Disclosures About Segments of an Enterprise and Related Information”, (“SFAS No. 131”). The Group operates in one reportable segment (see Note 1 for a brief description of the Group’s business).

A.	Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,
	2003	2002	2001
Europe	$109,409	$144,862	$179,560
U.S.	332,323	267,686	206,627
Israel	255,742	225,674	226,650
Others	200,506	189,234	151,664
	$897,980	$827,456	$764,501
B.	Revenues are generated by the following product lines:

	Year ended December 31,
	2003	2002	2001
Airborne systems	$373,580	$372,756	$334,201
Armored vehicles systems	199,800	135,700	126,300
Command, control, communications, computers and intelligence systems (C4I)	133,900	122,700	105,800
Electro-optical systems	140,500	148,200	162,700
Others	50,200	48,100	35,500
	$897,980	$827,456	$764,501
C.	Revenues from single customer, which exceed 10% of total revenues in the reported years:

	Year ended December 31,
	2003	2002	2001
Customer A	21%	18%	20%

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)
Note 18 -	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (CONT.)
D.	Long-lived assets by geographic areas:

	December 31,
	2003	2002	2001
Israel	$229,396	$211,256	$84,864
U.S.	81,261	83,814	194,690
Others	18,093	13,660	10,451
	$328,750	$308,730	$290,005
Note 19 -	RESEARCH AND DEVELOPMENT COSTS, NET

	Year ended December 31,
	2003	2002	2001
Total expenses	$65,487	$62,560	$67,871
Less – participations	(10,568)	(5,550)	(9,112)
	$54,919	$57,010	$58,759
Note 20 -	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2003	2002	2001
Expenses:
On long-term bank debt	$2,719	$2,026	$3,033
On short-term bank credit and loans	2,838	3,415	3,806
Others	5,600	1,214	798
	11,157	6,655	7,637
Income:
Interest on cash, cash equivalents and bank deposits	309	1,547	2,179
Others	5,978	2,073	2,841
	6,287	3,620	5,020
	$4,870	$3,035	$2,617

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 21 -	OTHER INCOME (EXPENSES), NET

	Year ended December 31,
	2003	2002	2001
Gain (loss) on sale of property, plant and equipment	$915	$(743)	$327
Others, net	(12)	281	447
	$903	$(462)	$774

Note 22 -	RELATED PARTIES TRANSACTIONS AND BALANCES

	Year ended December 31,
	2003	2002	2001

Income -
Sales (*)	$34,674	$37,924	$28,675
Expenses charged	$1,773	$902	$633

Cost and expenses -
Supplies and services	$21,606	$10,457	$11,125
Participation in expenses (*)	$1,751	$1,498	$1,632
Financial expenses	$23	$110	$193

	December 31,
	2003	2002
Trade receivables (*)	$6,668	$9,647
Trade payables	$4,975	$4,006

(*) The amounts relate mainly to transactions with VSI.

Note 23 -	RECONCILIATION TO ISRAELI GAAP

As described in Note 2, the Company prepares its financial statements in accordance with U.S. GAAP. The effects of the differences between U.S. GAAP and Israeli GAAP on the Company’s financial statements are detailed below.

Differences between U.S. GAAP and Israeli GAAP:

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 23 -	RECONCILIATION TO ISRAELI GAAP (CONT.)
A building purchased from Elbit Ltd.

According to generally accepted accounting principles in Israel (“Israeli GAAP”), the Company charged to capital reserves the excess of the amount paid over net book value of a building acquired from Elbit Ltd in 1999.

According to U.S. GAAP, the entire amount paid is considered as the cost of the building acquired.
Proportional consolidation method

According to Israeli GAAP, a jointly controlled company should be included according to the proportional consolidation method. According to U.S. GAAP, the investment in such a company is recorded according to the equity method.

Tax benefit in respect of options exercised

According to Israeli GAAP, tax benefits from employee options exercised are recorded as a reduction of tax expense. According to U.S. GAAP, the difference between the above mentioned tax benefits and the benefits recorded in respect of compensation expense in the financial statements is credited to capital reserves.

Goodwill

Effective January 1, 2002, the Company adopted SFAS 142, “Goodwill and Other Intangible Assets” according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 23 -	RECONCILIATION TO ISRAELI GAAP
1. Effect on net income and earnings per share

	Year ended December 31
	2003	2002	2001
Net income as reported according to U.S. GAAP	$45,945	$45,113	$40,796
Adjustments to Israeli GAAP	595	(4,227)	1,767
Net income according to Israeli GAAP	$46,540	$40,886	$42,563

2. Effect on shareholders’ equity

	As reported	Adjustments	As per Israeli GAAP
As of December 31, 2003
Shareholders’ equity	$452,079	$(10,367)	$441,712
As of December 31, 2002
Shareholders’ equity	$411,361	$(11,076)	$400,285

#   #   #   #   #   #   #   #

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II - Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Charged to Other Accounts (Describe)		Deductions (Describe)	Balance at End of Period

Year Ended December 31, 2003:

Deducted from Assets Accounts:
Allowance for Doubtful Accounts	3,411	908			458	3,861
Provisions for Additional Work on Systems and Products Delivered, Warranties and Expected Losses	57,395	20,361			24,452	53,304

Year Ended December 31, 2002:

Deducted from Assets Accounts:
Allowance for Doubtful Accounts	3,200	459			248	3,411
Provisions for Additional Work on Systems and Products Delivered, Warranties and Expected Losses	51,132	34,541			28,278	57,395

Year Ended December 31, 2001:

Deducted from Assets Accounts:
Allowance for Doubtful Accounts	2,957	270	—		27	3,200
Provisions for Additional Work on Systems and Products Delivered, Warranties and Expected Losses	44,019	31,345	345	(1)	24,577	51,132