Form 20-F
period 2004-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2005-07-13
CIK 315126

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 29,414,424

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:      Yes  [x]     No  [   ]

Indicate by check mark which financial statements the registrant has elected to follow:

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

For the purpose of this Annual Report on Form 20-F, the terms “group companies” and “companies in our group” collectively refer to subsidiaries, affiliated and other companies in which we have direct or indirect holdings through our wholly-owned subsidiaries, Elbit Ltd., or Elbit, and DEP Technology Holdings Ltd., or DEP, including DEP’s subsidiary, RDC Rafael Development Corporation Ltd., or RDC. Our ownership interests in our group companies reflected in this Annual Report represent our beneficial ownership interests in these companies as of May 31, 2005 unless otherwise expressly indicated. We have also indicated our direct holding and our share in the holding of RDC in a group company where applicable. The references in this Annual Report to balance sheet items are as of December 31, 2004.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information
A.	Selected Financial Data

The following selected financial data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 are derived from our audited consolidated financial statements of which the financial statements as of December 31, 2003 and 2004, and for each of the years ended December 31, 2002, 2003 and 2004 appear later in this Form 20-F. The audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. Dollars, except per share data)

	Year ended December 31

	2000	2001	2002	2003	2004

Income:
Net revenues	$27,018	$23,782	$15,179	$16,547	$16,330
Equity in losses of affiliated companies	(11,159)	(28,787)	(24,189)	(8,698)	(10,492)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	26,819	3,179	6,888	25,754	132,396
Other income (expenses), net	43,464	(4,888)	(743)	14,665	4,784

	86,142	(6,714)	(2,865)	48,268	143,018
Costs and Expenses:
Cost of revenues	25,292	21,059	10,716	10,198	9,650
Research and development costs, net	2,553	3,801	3,418	3,787	3,637
Marketing and selling expenses, net	2,571	2,496	6,412	7,763	3,202
General and administrative expenses	9,629	9,390	9,658	13,923	13,285
Restructuring costs	—	1,192	1,747	—	225
Amortization of intangible assets	2,649	2,448	1,044	1,073	731
Impairment of goodwill	—	—	—	—	1,980
Impairment of intangible assets and property and equipment	—	—	—	—	7,097

Financial expenses (income), net	(2,984)	(1,708)	81	753	(643)

	39,710	38,678	33,076	37,497	39,164
Income (loss) before tax benefit (taxes on income)	46,432	(45,392)	(35,941)	10,771	103,854
Tax benefit (taxes on income)	(8,061)	2,985	2,862	(6,834)	(15,132)

Income (loss) after taxes on income	38,371	(42,407)	(33,079)	3,937	88,722
Minority interest in losses (income) of subsidiaries	—	438	2,823	(10,907)	(4,135)

Income (loss) from continuing operations	38,371	(41,969)	(30,256)	(6,970)	84,587
Loss from discontinued operations	(11,531)	(10,390)	(11,323)	(235)	(454)

Net Income (loss)	$26,840	$(52,359)	$(41,579)	$(7,205)	$84,133

Income (loss) per share:
Basic -
Income (loss) from continuing operations	$1.81	$(1.98)	$(1.15)	$(0.24)	$2.89
Loss from discontinued operations	(0.54)	(0.49)	(0.43)	(0.01)	(0.02)

Net income (loss)	$1.27	$(2.47)	$(1.58)	$(0.25)	$2.87
Weighted average number of ordinary shares used in computing basic net income (loss) per share (thousands)	21,172	21,191	26,272	29,194	29,266

Diluted -
Income (loss) from continuing operations	$1.79	$(1.99)	$(1.15)	$(0.24)	$2.88
Loss from discontinued operations	(0.54)	(0.49)	(0.43)	(0.01)	(0.02)

Net income (loss)	$1.25	$(2.48)	$(1.58)	$(0.25)	$2.86
Weighted average number of ordinary shares used in computing diluted net income (loss) per share thousands)	21,446	21,191	26,272	29,194	29,385

Dividend per share	$2.62	$—	$—	$—	$—

		2000	2001	2002	2003	2004

	Balance Sheet Data	(U.S. Dollars in thousands)
	Cash, cash equivalents and short-term cash investments	$118,280	$90,668	$71,081	$ 121,064	$ 188,620
	Long-term assets	197,183	190,379	255,518	290,333	281,183
	Working capital	91,666	75,909	31,791	57,032	158,817
	Short-term debt	16,458	16,617	32,999	56,007	5,053
	Long-term debt	42,797	51,808	49,389	17,221	4,072
	Shareholders’ equity	273,720	233,915	259,441	296,130	389,080
	Total assets	364,022	321,512	394,253	450,704	501,156
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Affecting us and the Companies in our Group

Our financial results and financial condition are principally impacted by the results of, and the value of our holdings in, our group companies. For the year ended December 31, 2004, our share in the results of operations of our group companies and gain upon the sale of shares in our group companies accounted for substantially all of our income. In addition, as of December 31, 2004, our holdings in group companies represented approximately 54% of our total assets, including 27% attributed to our holding in Partner Communications Company Ltd., or Partner, (Nasdaq:PTNR), most of which holding we sold in April 2005. If our group companies experience difficulties in the future, or if there are adverse changes in their market price or fair value, our financial results and/or the value of our assets will be adversely affected, and we may need to write-down or write-off the carrying value of our holding. In particular, as of December 31, 2004, the carrying value of our holdings in Given Imaging Ltd., or Given Imaging, (Nasdaq:GIVN) represented approximately 14% of our total assets, and the carrying value of our holding in Oncura, Inc., or Oncura, through our subsidiary Galil Medical Ltd., or Galil Medical, represented approximately 6% of our total assets. Any adverse change in the results of operations or financial condition of Given Imaging, Oncura or our other group companies may have a substantial negative impact on our results of operations or financial condition.

Our performance significantly depends on the results of operations of our group companies. Our results of operations are directly impacted by the results of operations of our group companies. To the extent any of these companies have poor financial results or encounter difficulties in their operations, our financial results will be negatively impacted. Many of these companies have not yet generated significant revenues, have incurred losses and have invested heavily in research, development and marketing of their products. We anticipate that the majority of these companies will continue to record losses in the future.

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

Our financial results are directly impacted by our ability to conclude profitable “exit” transactions. Our financial results are directly impacted by our ability to conclude profitable “exit” transactions regarding certain of the companies in our group. If worldwide market conditions in the technology industry do not permit us to conclude these types of transactions, our results will be adversely affected.

We may face difficulties in our ability to dispose of our shares in publicly traded companies in our group. Due to the limitations of U.S. securities laws, material non-public information to which we may become exposed due to our representation on the boards of directors of companies in our group, and contractual and legal limits on the tradability of the shares, we may face difficulties in our ability to dispose of our shares in publicly traded companies in our group at a time and in a manner we deem suitable.

Our market value significantly depends on the market values of publicly-traded companies in our group. Our market value is directly impacted by the market values of Given Imaging, Partner and NetVision Ltd., or NetVision, each of whose shares are traded in the public markets. To the extent that the share prices of any of these companies decline, our market value will be negatively impacted. In particular, we are affected by the price of shares of Given Imaging, of which we beneficially own approximately 37% of the outstanding shares representing all shares owned by us, RDC and DIC (which we may be deemed to beneficially own as a result of the voting agreement between DIC and us) or approximately 20%, representing our direct holding and our share in the holding of RDC. If any of these companies experience difficulties in the future and their share prices decline, our market value could be adversely affected.

The market price of our ordinary shares is subject to fluctuations. The market value of our ordinary shares has fluctuated over time. The following factors may significantly impact the market price of our ordinary shares:

•	the market price of our group companies which are publicly traded, in particular, Given Imaging;
•	our group companies, their competitors or other third parties announcing technological innovations, new products or earnings or losses;
•	periodic variations in results of operations of our group companies;
•	factors that generally affect the market for stocks of medical device, telecommunications, semiconductor and advanced materials companies;
•	political, economic or other developments affecting Israel;

•	global economic and other external factors; and
•	quarter-to-quarter fluctuations in our financial results.

Many of our group companies may face difficulties in obtaining future financing on favorable terms or at all. Many of our group companies have extensive research and development and marketing costs and limited revenues, if any. In order to succeed, these companies may require additional capital to fund these costs. If these companies have difficulties in obtaining financing from their current shareholders, which may also include additional investments by us in these companies, or from new financing sources, their continued operations may be at risk. This would adversely affect our financial performance and results of operations.

Bank of Israel regulations limit our and our group companies’ ability to borrow from Israeli banks. Bank of Israel regulations stipulate lending limits of Israeli banks to companies and individuals considered to be in an affiliated group, which limits the amount available to such affiliated group to borrow from such banks. We and our group companies are part of the IDB affiliated group of companies, which is one of the largest group of affiliated companies in Israel. The IDB group includes many Israeli companies, which require, or which hold ownership interests in companies which require, extensive credit facilities from Israeli banks for the operation of their businesses. These regulations may result in difficulties for us and our group companies to obtain bank financing , if required

The downturn experienced by the technology markets in which our group companies operate may re-occur. Our group companies are affected by the demand for the technologies and technology products they develop and produce. The technology sector generally has previously experienced a prolonged and severe downturn, reflected in a steep decline in technology spending resulting in revenue declines for our more mature companies and difficulties in raising financing for our early stage companies. Although this downturn shows signs of reversal, there is no assurance the technology sector will continue to grow. If the downturn re-occurs, our and our group companies’ operations will be adversely affected.

We compete with other entities for acquisition and investment opportunities. As part of our overall strategy, we pursue acquisitions of, and investments in, Israeli companies and Israel-related technology companies. The success of a number of Israeli companies, particularly information technology, communication and medical device companies, has prompted potential investors to seek investment opportunities in Israel allowing many Israeli high-technology companies to gain direct access to Israeli and foreign public securities markets. We compete for acquisition and investment opportunities with other established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms. Our failure to consummate further acquisitions or investments in the future may hinder our ability to grow and could harm our business, financial condition and results of operations.

There is no assurance that our subsidiary, RDC, will identify existing technology, or that Rafael Armaments Development Authority Ltd,. or Rafael, will develop new technologies that can be commercially exploited in non-military markets. Our wholly-owned subsidiary, DEP holds approximately 50.1% of the outstanding shares and voting rights of RDC established by DEP together with Rafael Armaments Development Authority Ltd., or Rafael. RDC has first rights to exploit commercially, technologies of Rafael for the development of products for use in non-military markets, which rights are dependent primarily upon RDC’s or Rafael’s identification of existing technologies for commercial uses, or the development by Rafael of new technologies, Rafael’s willingness to transfer the necessary human resources to develop and exploit commercially its technology in non-military markets, and RDC reaching agreement on the terms of any commercial exploitation. If Rafael or RDC do not identify existing technology, or Rafael does not develop new technology, that can be commercially exploited in non-military markets, or if Rafael does not transfer the necessary human resources to develop and exploit commercially this technology in non-military markets, or if RDC does not reach agreement on the terms of any commercial exploitation, then we will not realize the full potential value of the agreement with Rafael, which could harm our ability to continue to grow and develop RDC which, in turn, could harm our business, financial condition and results of operations.

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

Israeli government programs in which certain of our group companies participate, may be terminated or reduced in the future. In addition, the terms of such programs restrict the ability of our group companies to manufacture products and/or transfer technologies outside of Israel. Certain of our group companies participate in programs of the Israeli Chief Scientist’s Office and the Israel Investment Center, for which they receive grants and tax related and other benefits. The benefits available under these programs depend on our group companies meeting specified conditions. If our group companies fail to comply with these conditions, they may be required to pay additional taxes and penalties and be denied future benefits. We cannot assure you that these benefits will be available in the future at their current levels or at all.

In June 2005, certain amendments to these restrictions came into effect permitting, subject to the consent of the Israeli Chief Scientist in most circumstances:

(i)	the transfer of manufacturing activities to third parties outside Israel in exchange for the import of manufacturing activities to Israel,
(ii)

the transfer of technologies to third parties outside Israel in exchange for a portion of the consideration from the sale of such technologies, knowhow from such third parties or cooperation with such third parties in research and development, to the satisfaction of the Israeli Chief Scientist, and

(iii)	the sale, merger or any similar transaction in a company subject to the payment to the Israeli Chief Scientist of a portion of the consideration paid.

The above mentioned restrictions may limit the ability of our group companies to conclude transactions with international companies, including “exit” transactions.

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

Since September 2000, there has been a significant increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza including armed hostilities between Israel, the Palestinian Authority and other groups in the West Bank and Gaza Strip. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region could have a negative effect on our and our group companies’ business condition, harm our and our group companies’ results of operations and adversely affect our share price or the share prices of our group companies that are publicly traded.

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

Product liability claims could adversely affect the business results of our group companies operating in the medical device industry. Product liability is an inherent risk for our group companies operating in the medical device industry. A product liability claim, regardless of its merit or eventual outcome, could result in substantial costs to a group company and a substantial diversion of management attention. A product liability claim or any product recalls could also harm a group company’s reputation and result in a decline in revenues. Substantial damages awards have been made in some jurisdictions against medical device companies based upon claims for injuries allegedly caused by the use of their products. There can be no assurance that a future product liability claim or series of claims brought against our group companies would not have an adverse effect on their business or the results of operations, or that product liability insurance would be adequate.

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

Because the medical device industry is litigious, our medical device group companies are susceptible to intellectual property suits that could cause our group companies to incur substantial costs or pay substantial damages or prohibit them from selling their products. There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from the company’s core business.

If our medical device group companies are unable to obtain reimbursement coverage from third-party healthcare payors for procedures using their products, or if reimbursement is insufficient to cover the costs of purchasing their products, demand for their products may be adversely affected. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for products produced by our medial device group companies, or if reimbursement is insufficient to cover the costs of purchasing our medical device group companies’ products or does not adequately compensate physicians and health care providers compared to alternative procedures, our medical device group companies may be unable to generate sufficient sales to support their businesses. In addition, our medical device group companies could be adversely affected by changes in reimbursement policies of governmental or private healthcare payors to the extent any such changes affect reimbursement amounts or methods for procedures in which their products are used.

Our telecommunications group companies operate in a highly regulated telecommunications market which limits their flexibility to manage their businesses. The telecommunications market is subject to government regulation regarding licensing, competition, frequency allocation and costs and arrangements pertaining to interconnection and leased lines. The business and operations of our group companies which operate in this market, primarily Partner and NetVision, could be adversely affected by changes in laws, regulations or government policy affecting its business activities. These could include decisions by the regulator increasing the rate of royalties to be paid to the State of Israel, enlarging the types of revenues which the royalties apply to, setting policies and imposing new regulations governing electronic trade and mobile commerce, or further reducing call or Short Message Service, or SMS, termination tariffs, as well as the amendment or revocation of their licenses.

Certain of our telecommunications group companies can only operate their businesses for as long as they have a license from the Ministry of Communications. Partner and NetVision conduct their respective operations pursuant to their respective licenses granted to each of them by the Ministry of Communications. These licenses are subject to revocation in accordance with their terms, and the terms of the licenses are subject to change by the Ministry of Communications (including by imposing additional requirements).

The semiconductor industry in which certain of our group companies operate is cyclical in nature and is characterized by ongoing changes. The semiconductor industry has historically been a highly cyclical industry. Companies in the semiconductor industry have expanded aggressively during periods of increased demand. This expansion has frequently resulted in overcapacity and excess inventories during periods of downturn, thereby adversely impacting upon the results of operations of our group companies operating in the semiconductor field.

In addition, the semiconductor industry is characterized by rapid ongoing changes, including: (1) changes in customers’ capacity requirements and capital spending, which depend in part on customers’ inventory levels relative to demand for their products; (2) the importance of driving down cost of ownership of systems; (3) more complex technology requirements; (4) the increasing significance of consumer electronics as a driver for chip demand and the related focus on lower prices; (5) varying levels of business information technology spending; (6) the growing types and varieties of integrated circuits and applications; (7) an increasing number of applications across multiple substrate sizes in the semiconductor industry, resulting in divergent interests among semiconductor manufacturers; (8) a rising percentage of business from customers in Asia and emergence of customers and competitors in new geographical regions; (9) customer demands for shorter lead times for the manufacture and installation of semiconductor manufacturing equipment; and (10) higher capital requirements for new semiconductor fabrication plants. If our semiconductor companies do not successfully manage the risks resulting from the ongoing changes occurring in the semiconductor industry, their businesses, financial condition and results of operation could be materially and adversely affected.

Specific Risks Affecting Elron

We may be deemed to be an investment company under the Investment Company Act of 1940. Generally, a company must register under the Investment Company Act of 1940, or the 1940 Act, and comply with significant restrictions on operations and transactions with affiliates if its investment securities exceed 40% of the company’s total assets, or if it holds itself out as being primarily engaged in the business of investing, owning or holding securities. The 1940 Act provides for various exemptions from the obligation to register thereunder, and in 1980 we received an order from the Securities and Exchange Commission, or SEC, declaring that we are not an investment company under the 1940 Act. If certain of our investments were to adversely affect our status under the 1940 Act, we might need to dispose of or acquire other investments to avoid the requirement to register as an investment company on terms that may not be favourable to us. In addition, if we were deemed to be an investment company and therefore required to register as such under the 1940 Act, we would be unable to continue operating as we currently do, as a result of which our market value would be severely harmed.

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

If we are characterized as a passive foreign investment company, or PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than the capital gain rate. In addition, both gains upon disposition and amounts received as distributions could be subject to an additional interest charge by the Internal Revenue Service. A determination that we are a passive foreign investment company could also have an adverse effect on the price and marketability of our shares.

Concurrently with the announcement of the sale of our shares in Elbit Systems Ltd. in July 2004 (See Item 5, “Sale of Our Holdings in Elbit Systems”), we announced that, as a result of the transaction, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes for 2004. At the time we filed our Form 6-K with the SEC regarding this matter, however, we believed, and our tax advisors concurred, that for 2004 we could potentially rely on the “change of business” exception to PFIC status provided under Section 1298(b)(3) of the U.S. Internal Revenue Code of 1986, as amended. Pursuant to this exception, in order to avoid PFIC status in 2004, among other requirements, we cannot be a PFIC in 2005 or 2006 (which cannot be determined at this time) or in any year prior to 2004 (which we believe was not the case). The tests for determining PFIC status are impacted by among other factors, changes in our holdings and in the value of our group companies, which are difficult to predict. Moreover, the sale of our shares in Partner in 2005 (See Item 5, “Sale of Partner Shares”), generated significant passive income. As a result, we believe that it is reasonably possible that we will be treated as a PFIC in 2005 and, as a result, in 2004 as well. The ultimate determination of our PFIC status for 2005 will depend on the composition of our gross income and assets for the entire year, the values of those assets, which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies. Therefore, it is unclear whether the “change of business” exception would ultimately be satisfied for 2004. We cannot assure you that the Internal Revenue Service will not challenge our reliance on the “change of business” exception or our assumptions used in determining our percentage of passive assets and income. If there were such challenges, we could be classified as a passive foreign investment company for 2004, even if we are not a PFIC in 2005 or 2006. Furthermore, there can be no assurance that we will not become a passive foreign investment company in the future. (See “Item 10. Additional Information – Taxation – Federal Income Tax Considerations - Tax Consequences if we are a Passive Foreign Investment Company”.)

U.S. holders of our shares are urged to consult their tax advisors regarding the application of the passive foreign investment company rules.

One of our shareholders beneficially owns a substantial amount of our ordinary shares and may therefore influence our affairs. As of June 28, 2005, Discount Investment Corporation Ltd., or DIC, beneficially owned an aggregate of approximately 47.5% of our ordinary shares and has the ability, in effect, to elect the members of our board of directors and to significantly influence our business. A majority of the members of our board of directors are officers or directors of DIC or its parent company, IDB Development Corporation Ltd., or IDBD, or its parent company, IDB Holding Corporation Ltd., or IDBH.

It may be difficult to serve process or to enforce a U.S. judgment against us, our directors and our officers. Since all of our directors and officers reside outside the United States, it may be difficult to effect service of process on us, our directors or officers within the United States. Furthermore, because most of our assets are located outside the United States, it may not be possible to enforce any judgment obtained in the United States against us or the aforementioned individuals in the United States. There is doubt as to the enforceability of civil liabilities under the U.S. Securities Act of 1933 and U.S. Securities Exchange Act of 1934 in original actions instituted in Israel.

Risks Affecting Our Holdings in Given Imaging

The following risk factor sections have been condensed for the purposes of this Annual Report. The risks associated with Given Imaging are more fully described in documents filed by Given Imaging with the SEC.

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

Future sales of Given Imaging’s ordinary shares in the public market and low trading volume could adversely affect its share price. As of May 31, 2005, Given Imaging had approximately 27,818,411 million ordinary shares outstanding. Approximately 50% of these shares are available for resale subject, however, to volume limitations under Rule 144. Future sales of these shares, or the perception that these sales could occur, could adversely affect the market price of Given Imaging’s ordinary shares. In addition, all of Given Imaging’s ordinary shares are available for resale on the Tel Aviv Stock Exchange, subject to compliance with Regulation S under the U.S. Securities Act of 1933. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of Given Imaging’s ordinary shares. Given Imaging has periodically experienced a low trading volume of its ordinary shares, and if one or a small number of parties buys or sells a large number of its ordinary shares, Given Imaging may experience volatility in its share price and its share price may be adversely affected. Share price fluctuations may be affected by changes in trading practices in Given Imaging’s ordinary shares, such as short selling and hedging transactions, which occurs periodically.

Given Imaging may be unable to maintain or increase its profitability. Given Imaging was formed in 1998 and recorded initial sales of the Given System in the third quarter of 2001. Given Imaging achieved positive cash flow in the fourth quarter of 2003 and became profitable in the second quarter of 2004; however, Given Imaging has significant operating expenses and must continue increasing its revenues from sales of the Given System and of the PillCam capsules at a higher rate than the increase in its expenses in order to maintain and grow its profits. If Given Imaging fails to do so, it may be unable to maintain or increase its profitability.

If Given Imaging is unable to achieve broader penetration of the Given System among gastroenterologists, it may not be able to maintain its current growth rate. Given Imaging’s principal product is the Given System, consisting of the PillCam capsule and the related data recorder and computer workstation. In 2004, Given Imaging sold 654 Given Systems and approximately 90,400 PillCam Small Bowel or PillCam SB capsules compared to 631 Given Systems and approximately 51,400 PillCam SB capsules in 2003. At the end of November 2004, Given Imaging began marketing its new PillCam ESO capsule for visualising the esophagus following receipt of marketing clearance from the U.S. Food and Drug Administration, or FDA. As of December 31, 2004, Given Imaging had sold approximately 2,290 systems and 172,000 PillCam SB capsules. If Given Imaging is unable to increase reimbursement coverage, expand the indications for which reimbursement is granted and convince more physicians to adopt the Given System, future penetration of the Given System among gastroenterologists may not be sufficient to maintain Given Imaging’s current growth rate.

Given Imaging’s future growth depends in part on its ability to market the Given System and the PillCam SB capsule for a variety of disorders of the small intestine. The Given System and the PillCam SB capsule have been cleared by the FDA for the detection of abnormalities of the small intestine. However, in order to achieve sustained long-term growth, Given Imaging must successfully market the Given System for detection of a variety of disorders of the small intestine with high prevalence. Use of the Given System is highly dependent on the availability of third party reimbursement. Initially, most reimbursement policies issued for the Given System in the United States by third party payors covered its use only for detection of suspected bleeding in the small intestine, which represents a small part of the total population with suspected disorders of the small intestine. Currently, however, most reimbursement policies cover other prevalent indications in the small intestine, such as suspected Crohn’s disease. Given Imaging’s ability to expand the use of the Given System to other disorders of the small intestine depends substantially on its ability to demonstrate to additional governmental and private third-party payors the diagnostic and cost-effectiveness of the Given System for other disorders of the small intestine.

Given Imaging’s future growth also depends in part on the success of Ethicon Endo-Surgery in marketing its new PillCam ESO video capsule, particularly in the United States. In May 2004, Given Imaging entered into an exclusive sales representation and co-promotion agreement with Ethicon Endo-Surgery, a Johnson & Johnson company. InScope, a division of Ethicon Endo-Surgery established to market products to the gastroenterology market, has exclusive rights to market our PillCam ESO capsule in the United States. Given Imaging depends on the success of InScope in marketing the PillCam ESO capsule and obtaining reimbursement coverage for this capsule. If InScope is not successful, sales of the PillCam ESO capsule may be lower than expected and Given Imaging’s revenues may suffer.

Given Imaging currently depends on the Given System and the PillCam SB and its new PillCam ESO capsules for substantially all of its revenues. Sales of the Given System and its PillCam SB capsule for visualization of the small intestine currently account for substantially all of Given Imaging’s revenues. In addition, in the third quarter of 2004, Given Imaging launched its new PillCam ESO video capsule in Europe and in the fourth quarter of 2004, Given Imaging launched this new capsule in the United States. If Given Imaging is unable to manufacture, market or sell the Given System or the PillCam SB and PillCam ESO video capsules, its financial condition and results of operations would be materially adversely affected.

Given Imaging may be unable to introduce other products for use in other parts of the gastrointestinal tract. Given Imaging’s objective is to expand the use of the Given System by developing and introducing new capsules for visualizing other parts of the gastrointestinal tract, including the stomach and the colon. There can be no assurance of widespread market acceptance of the Given System as superior to existing technologies for detection of abnormalities in other parts of the gastrointestinal tract or that Given Imaging will succeed in marketing and selling capsules for use in other parts of the gastrointestinal tract. In addition, Given Imaging will be required to obtain FDA clearance in the United States and other regulatory approvals outside of the United States before commercially distributing the Given System for use in other parts of the gastrointestinal tract or introducing new products for use in the gastrointestinal tract. If future clinical trials indicate that the Given System is not as clinically or cost-effective in these parts of the gastrointestinal tract as current methods, or that it causes unexpected complications or other unforeseen negative effects, Give Imaging may not obtain regulatory clearance to market and sell the Given System for use in other parts of the gastrointestinal tract or obtain reimbursement coverage, and its growth would be adversely affected.

Any disruption in the United States market, the primary market for Given Imaging’s products, may result in a material reduction in Given Imaging’s revenues and negatively affect its results of operations.

Since Given Imaging began selling the Given System in 2001, most of its revenues have been generated from sales in the United States. Sales in the United States accounted for 15.6 million, or 54%, of its revenues in 2002, 26.2 million, or 65%, of its revenues in 2003 and 46.7 million, or 72%, of its revenues in 2004. Any disruption to Given Imaging’s market in the United States resulting from adverse changes in reimbursement policies, regulatory requirements, macro-economic changes and other events, many of which are outside Given Imaging’s control, may result in a material reduction in its revenues and negatively affect its results of operations.

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

Given Imaging’s reliance on sole source suppliers could harm its ability to meet demand for the Given System in a timely manner or within budget. Given Imaging depends on sole source suppliers for some of the components necessary for the production of the Given System. Specifically, Micron Technology, Inc., through its Micron Imaging Group and other wholly-owned subsidiaries, is currently the sole supplier of the imaging sensor and the packaging for the sensor, and Zarlink Semiconductors is currently the sole supplier of the transmitter that is integrated into the PillCam capsules. If the supply of these components is disrupted or terminated, or if these suppliers are unable to supply the quantities of components that Given Imaging requires, it may not be able to find alternative sources for these key components. If Given Imaging is required to change the manufacturer of any of these key components of the Given System, there may be a significant delay in locating and/or verifying a suitable alternative manufacturer. Furthermore, in the event that the manufacturer of a key component of Given Imaging’s product ceases operations or otherwise ceases to do business with Given Imaging, Given Imaging may not have access to the information necessary to enable another supplier to manufacture the component.

Risks Affecting Our Holdings in Oncura

Oncura may face integration risks. Oncura was formed as the result of the merger in July 2003 between the urology business of Galil Medical and the brachytherapy urology business of Amersham, plc, (NYSE, LSE, OSE: AHM), a subsidiary of General Electric Company (NYSE: GE) conducted through Mediphysics, or MPI, a wholly owned subsidiary of Amersham. Galil Medical and MPI hold 25% and 75% respectively of Oncura. At the time of its formation and through the present, Oncura has placed significant reliance on its shareholders and their affiliates for the provision of certain manufacturing, customer service, research and development and other administrative services. Although Oncura has long-term services agreements with its shareholders, it is in the process of creating its own management and information systems infrastructure to perform these services internally. Failure to successfully establish, integrate and manage these services internally could have a material adverse effect on Oncura’s business, financial condition and results of operations and on our results of operations.

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

Oncura is dependent on its two shareholders, MPI and Galil Medical, to manufacture a majority of its products and the loss of either of these suppliers could harm its business. Oncura depends primarily on MPI and Galil Medical for manufacturing its products. Although Oncura has long-term supply agreements with each of MPI and Galil Medical, its business could be seriously harmed if it were unable to maintain these relationships or if MPI or Galil Medical were unable to continue to manufacture the company’s products.

Oncura relies on affiliates of General Electric to market and distribute its products in certain markets. Oncura is currently heavily dependent on affiliates of General Electric to distribute its products in many of its markets outside North America. Oncura is in the process of establishing its own independent distribution network in most of its major markets. However, it may take time in certain markets to establish necessary legal entities and to obtain trading and regulatory licenses required to independently distribute its products. Although Oncura has long-term distribution agreements with General Electric, its business could be adversely affected if it were unable to maintain these relationships or if General Electric was unable to continue to distribute Oncura’s products.

Oncura may incur future losses and be unable to achieve long-term profitability. Oncura was formed in 2003 and has generated net losses from the commencement of its operations in July 2003 through December 31, 2004. Oncura has significant operating expenses and anticipates that its operating expenses will continue to increase as it expands its sales, marketing and distribution capabilities and increases its research and development activities.

Oncura is reliant on its shareholders to fund working capital deficits. Oncura’s operations from inception through December 31, 2004 have not generated positive cash flows and its corresponding working capital deficits have been financed by loans from its shareholders. If Oncura is not able to secure a suitable third-party credit facility to fund its working capital deficits, the company will continue to need to rely on its shareholders to provide necessary financing until such time as the company becomes cash flow positive or can obtain necessary financing from a third-party.

Risks Affecting Our Holdings in Partner

The following risk factor sections have been condensed for the purposes of this Annual Report. The risks associated with Partner are more fully described in documents filed by Partner with the SEC.

We are restricted in our ability to freely dispose of our holdings in Partner. Almost all of our shares in Partner are subject to transfer restrictions stipulated by Partner’s license which requires that at least 5% of the economic and voting interest of Partner be owned by Israeli citizens and residents (“Minimum Israeli Percentage”). Pursuant to the relationship agreement between the founding shareholders of Partner, each Israeli party to the relationship agreement, including us, has undertaken to maintain such portion of the shares as is necessary to maintain the Minimum Israeli Percentage. These restrictions limit our ability to freely dispose of our shares in Partner.

Partner expects its subscriber growth rate, and consequently its revenue growth rate, to slow because Israel’s mobile telephone services market is highly penetrated, making it more difficult to obtain new subscribers than in the past. Because the Israeli market for mobile telephones is highly penetrated, future demand for Partner’s services will not grow at the same rate as it has in the past, and Partner’s subscriber growth will not develop at the same rate as in the past and will depend significantly on Partner’s ability to retain existing subscribers in its network and to attract subscribers from the other mobile telephone network operators. While Partner’s market share, based on internal estimates, has increased from approximately 13% of Israeli mobile subscribers at December 31, 1999 to approximately 32% at December 31, 2004, Partner’s market share growth has slowed since 2003 and Partner expects this trend to continue.

Competition from existing competitors may require Partner to increase its subscriber acquisition costs and customer retention costs and increase its churn rate. Partner competes primarily with Cellcom and Pelephone, two of the other mobile telephone network operators in Israel. Because of the ease of switching between cellular operators, Partner has already faced and may continue to face an increase in its churn rate and may be forced to increase its customer retention costs, including subsidies towards upgrades of subscribers’ handsets, in order to retain subscribers.

Partner also competes with Bezeq, which is the only incumbent public fixed-line operator in Israel. In addition, a company jointly owned by the three cable companies in Israel recently received a fixed-line telephone service license. Partner may also face competition from additional fixed-line operators, if additional fixed-line licenses are granted. If any of Partner’s existing competitors is granted a fixed-line telephone service license or acquires or cooperates with a fixed-line operator, Partner may be at a competitive disadvantage relative to those operators who may be able to offer combined packages of fixed-line, mobile telephone and other telecommunication services. The Ministry of Communications may also choose to grant additional mobile telephone operator licenses, which may further intensify competition in the mobile market in Israel. Furthermore, competition may limit Partner’s ability in the future to increase tariffs or cause Partner to reduce tariffs.

Risk Affecting Our Holdings in NetVision

The market for the supply of Internet access services and value added services in Israel is very competitive. The supply of Internet access services requires a special license from the Israeli Ministry of Communications whose policy is to encourage competition and therefore does not place any material barriers to entry into the market. Since the beginning of 2004, competition in the market has focused on broadband Internet services. NetVision continues to experience increased competition in gaining broadband communication market share, mainly from companies such as Internet Gold (Nasdaq:IGLD), Bezeq International, Barak I.T.C. (1995) Ltd., or Barak, and 012 Golden Lines Ltd., or Golden Lines. As of December 31, 2004, NetVision estimates that it held approximately 25% of the broadband Internet communication market in Israel. Competition from existing and new competitors may require NetVision to reduce its tariffs and increase its subscriber acquisition and retention costs as a result of which NetVision’s results of operations could be adversely impacted. Due to the intense competition, there has been a slow down in the increase of NetVision’s subscriber base.

The market for the supply of international telephone services in Israel is very competitive The market for international telephony services, which NetVision entered in November 2004, is very competitive. The three major competitors are Bezek International, Golden Lines and Barak. Such competition may result in a decrease in prices to a level which will make penetration for NetVision more difficult, decrease NetVision’s profits or even result in losses for NetVision, from these activities. In such event, NetVision’s investment in its international telephone activities will be negatively impacted which in turn will negatively affect NetVision’s results of operations.

NetVision relies on certain third-parties for leased lines. NetVision relies on certain third-party service providers including local and long distance telecommunications companies, such as Bezeq and Med Nautilus, for leased lines. Internet access by NetVision’s customers is dependent on the telecommunications infrastructure owned and maintained by Bezeq and the local cable companies. If NetVision’s subscribers’ access to Israel’s fixed-line telecommunications infrastructure is disrupted, it would significantly impact the services that NetVision provides to its subscribers and could result in a substantial reduction in Internet access volume and revenue. Furthermore an increase in the cost of access to Israel’s fixed-line telecommunications infrastructure could also adversely impact NetVision’s results of operations.

Item 4.	Information on the Company
A.	History and Development of the Company

We are a high technology operational holding company that operates through our group companies in two reportable segments, namely: (i) the systems and projects segment, through Elron TeleSoft Ltd. and Elron Telesoft Export Ltd., together Elron Telesoft,; and (ii) other holdings and our corporate operations, which includes our holdings in our group companies, engaged in various fields of advanced technology, and our corporate operations, which provide strategic and operational support to our group companies. Our group companies include both publicly traded and privately held companies.

Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, advanced defense electronics, telecommunications, semiconductors, software products and services and advanced materials. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off. In addition, some of our group companies grew out of our subsidiary, RDC, established by us (through our subsidiary, DEP) together with Rafael, the largest research and development organization of Israel’s Ministry of Defense, pursuant to an agreement entered into in July 1993 for the purposes of exploiting Rafael’s technology in non-military markets. RDC has first rights to exploit commercially technologies of Rafael in non-military markets, which rights are dependent primarily upon RDC’s identification of new and existing military technology developed by Rafael, for commercial exploitation in non-military markets. Potential projects and opportunities are identified through mutual cooperation and ongoing liaison between RDC and their professional advisors and members of Rafael’s research and development team. Following the identification of a project, RDC commercially exploits the project, initially using its own finance and management resources and thereafter obtains external financing. Given Imaging and Galil Medical are examples of companies that grew out from this cooperation with Rafael.

We expect to continue to build and realize value for our shareholders through the sale of a portion or all of our holdings in, or the issuance of shares by any of our group companies to third parties, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies, and building our group companies. We believe that this strategy provides the ability to increase shareholder value as well as capital to support the growth of our group companies.

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

The following are significant transactions and events which we and our group companies have completed or which took place since January 1, 2004, in chronological order:

•	Purchase of shares of 3DV Systems Ltd.

On February 1, 2004, we and our subsidiary, RDC purchased approximately 47% of the outstanding share capital of 3DV Systems Ltd., or 3DV, in which we and RDC previously together held 48%, from the majority of the other shareholders of 3DV in consideration for an option, which has since expired, to receive up to 40% of the share capital of a new company to be established. Following the transaction, we and RDC together hold 95% of 3DV.

•	Sale of KIT eLearning Ltd.

In March 2004, KIT eLearning Ltd., or KIT, a provider of online academic programs, in which we held a 45% ownership interest, was sold to Online Higher Education, a subsidiary of Laureate Education, Inc., or Laureate (Nasdaq: LAUR) (formerly known as Sylvan Learning Systems, Inc.), a global leader in higher education, for an immediate cash payment of $9.4 million and a future payment of up to an additional $10.0 million based on earnings of KIT in 2006 and 2007 (of which our share will be up to $5.7 million). The other selling shareholders of KIT were our largest shareholder, DIC and Kidum IT Ltd., a privately held Israeli company. From the $9.4 million immediate proceeds of the sale, we received an amount of approximately $5.7 million and we recorded a gain of approximately $5.3 million.

•	Investment in ChipX Corporation

In March 2004, ChipX Corporation, or ChipX, a manufacturer of late-stage programmable application-specific integrated circuits raised $12.0 million in a private placement, in which we invested approximately $2.6 million. Following the investment, our holding in ChipX decreased from approximately 33% to approximately 27%.

•	Given Imaging secondary offering

On June 23, 2004, Given Imaging completed its secondary public offering of 2,880,750 ordinary shares at $32.00 per share, of which 1,500,000 shares were sold by Given Imaging and 1,380,750 shares were sold by selling shareholders, including 300,000 shares sold by our subsidiary, RDC. Given Imaging received net proceeds from the offering of approximately $44.3 million. We also hold a direct interest in Given Imaging, but did not participate in the offering.

As a result of the sale of Given Imaging’s shares by RDC and the decrease in our direct and indirect interest (through our holdings in RDC) in Given Imaging to approximately 15%, we recorded a gain in 2004, net of tax and minority interest, of approximately $6.7 million.

•	Additional investment in A.M.T Advanced Metal Technologies Ltd.

On June 30, 2004, we invested $3 million in A.M.T. Advanced Metal Technologies Ltd. or AMT, as part of an aggregate round of financing of $6 million in which an international strategic partner participated. In addition, AMT shareholders, including us, converted shareholder loans in the aggregate amount of approximately $2.7 million of which we converted approximately $1.6 million. As a result of the transaction, we increased our ownership interest from approximately 28% to approximately 35% on a fully diluted basis.

•	Sale of all of our holdings in Elbit Systems Ltd.

On July 28, 2004, we sold all of our holdings in Elbit Systems Ltd., or Elbit Systems, (Nasdaq: ESLT), constituting approximately 19.6% of the outstanding share capital of Elbit Systems, to the Federmann group, following the exercise of its right of first refusal, for approximately $196.6 million. As a result, we recorded in 2004 a gain, net of tax, of approximately $91.5 million.

•	Purchase of additional shares of Given Imaging

In August and November 2004, we purchased an additional aggregate amount of approximately 1.4 million shares of Given Imaging in various transactions for an aggregate amount of approximately $44 million. As a result of these purchases, our direct and indirect ownership interest in Given Imaging (through our holdings in RDC) increased from approximately 15% to approximately 20% and our beneficial ownership to approximately 25%.

•	Tender offer to purchase 7.5% of our shares

On August 22, 2004 we announced that DIC completed a tender offer to purchase 2,203,425 of our ordinary shares for $15 per share, net to the seller in cash, less any required withholding taxes and without interest. Following consummation of the tender offer, DIC owned approximately 46% of our outstanding shares.

•	Investment of $3 million in Starling Advanced Communications Ltd.

On October 21, 2004, we completed an investment of $3 million in preferred shares of Starling Ltd., or Starling, of which $1.5 million was invested immediately and an additional $1.5 million was invested in April, 2005. Following the investment, our direct interest in Starling is approximately 33% and our beneficial ownership (directly and through RDC) is approximately 66%.

•	Investment of $6.7 million in Jordan Valley Semiconductor Ltd.

On October 21, 2004, we invested approximately $6.7 million in Jordan Valley Semiconductor Ltd., or Jordan Valley, for preferred shares constituting 25% of Jordan Valley on a fully diluted basis, as part of an aggregate amount of approximately $9 million raised by Jordan Valley. Our holding is subject to adjustment based upon Jordan Valley’s performance for the period July 1, 2004 until June 30, 2005. Should our shareholding fall below 25% as a result of the adjustment, we have an option to make an additional investment on the same terms as the original investment so as to enable us to hold 25% after the adjustment. The balance of the aggregate investment in Jordan Valley was invested indirectly by Clal Industries and Investments Ltd., or Clal, by way of conversion of previously granted loans. Jordan Valley is an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Jordan Valley is 40% owned (indirectly) by Clal, a subsidiary of IDBD, which owns, as of May 31, 2005, approximately 67% of DIC. Clal, IDBD and DIC are publicly traded on the Tel Aviv Stock Exchange. Our investment in Jordan Valley was approved (in accordance with Israeli law) by the shareholders of Elron and Clal on October 21, 2004.

•	Investment of $7.3 million in Impliant, Inc.

On December 28, 2004, we invested approximately $7.3 million in consideration for preferred shares of Impliant, Inc., or Impliant, constituting approximately 20% of, Impliant on a fully diluted basis, as part of a financing round of approximately $18 million from new and existing investors of Impliant. Impliant is a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery.

•	Investment in Semiconductor Engineering Laboratories Ltd.

On March 27, 2005, we invested approximately $0.5 million and RDC invested $0.8 million in preferred shares of Semiconductor Engineering Laboratories Ltd., or SELA, in an aggregate round of financing of approximately $1.4 million. Following the investment, our direct interest in SELA is approximately 12% and our beneficial ownership (directly and through RDC) is approximately 66%.

•	Sale of Partner shares

On April 20, 2005 we completed the sale to Partner of 12,765,190 Partner shares for approximately $94 million, as part of the sale together with the other Israeli founding shareholders of Partner of an aggregate of approximately 33.3 million Partner shares to Partner for aggregate consideration of approximately $245 million.

As a result of the sale, we will record in the second quarter of 2005 an estimated gain, after tax, of approximately $35 million. Our beneficial holding in Partner after the sale is approximately 2%. Our shares in Partner are no longer pledged to the banks providing financing to Partner but almost all of our holding is still subject to certain transfer restrictions under Partner’s Israeli communications license.

•	Investment of $2.9 million in NuLens Ltd.

On April 21, 2005, we invested approximately $1.7 million in prefered shares of NuLens Ltd., or NuLens, an Israeli medical devices company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures, for approximately 17% of NuLens on a fully diluted basis and agreed to invest an additional amount of approximately $1.2 million subject to the achievement of a certain milestone. Our investment in NuLens was part of an aggregate round of financing of $3.4 million. Following our additional investment if the milestone is achieved, we will hold approximately 25% of NuLens, on a fully diluted basis.

•	Investment of $16 million in Teledata Networks Ltd.

On May 8, 2005, we completed an investment of $16 million in Teledata Networks Ltd., or Teledata, in consideration for preferred shares constituting approximately 21% of Teledata, on a fully diluted basis. The investment is part of an aggregate round of financing of $19 million, in which FBR Infinity II Ventures, a related venture capital fund, or Infinity, invested $3 million, for approximately 4% of Teledata, on a fully diluted basis and with whom we entered into a voting agreement. (See Item 7b-”Related Party Transactions”). Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers.

•	Sale of holdings in Oren Semiconductor

On May 10, 2005, Zoran Corporation, or Zoran (NASDAQ: ZRAN), acquired Oren Semiconductor, Inc., or Oren, in which we held a 41% interest. From the proceeds of the acquisition, Elron received cash of approximately $12.5 million (of which approximately $2 million is held in escrow under the terms of the agreement) and Zoran shares with an estimated value of approximately $7.5 million based on Zoran’s share price on the completion date of the acquisition. As a result of the transaction, we will record an estimated gain in the second quarter of 2005, net of taxes, of approximately $16 million.

•	NetVision Initial Public Offering

On May 19, 2005, NetVision completed its initial public offering on the Tel Aviv Stock Exchange, or TASE in Israel for the sale of shares and convertible securities in consideration for aggregate immediate net proceeds of approximately NIS135 million (approximately $31 million). In addition, future proceeds from the exercise of options to be sold in the proposed offering may amount to approximately NIS28.8 million (approximately $6.6 million). DIC, which also holds approximately 47% of our shares, is the other major shareholder of NetVision. We and DIC each converted approximately $3.1 million of loans into equity of NetVision immediately prior to the offering and $2.2 million in loans was repaid to each of us from the proceeds of the offering. As a result of the initial public offering our holding in NetVision decreased from 45.7% to approximately 39% (27.4% on a fully diluted basis taking into account the possible exercise of the convertible securities) resulting in an estimated gain for Elron to be recorded in the second quarter of 2005 of approximately $3 million.

The following are the significant investments and divestitures which we and companies in our group completed in 2002 and 2003, in chronological order:

•	Sale of the Government Activity of Elron TeleSoft to Elbit Systems

In January 2002, Elron TeleSoft completed the sale of its net assets and activities in the government field to Elbit Systems for approximately $5.7 million, with no material effect on our consolidated results of operations.

•	Merger with Elbit

On May 15, 2002, we completed our merger with Elbit. , in which we previously held 44% of the outstanding shares. Pursuant to the Agreement and Plan of Merger signed on October 31, 2001, Elbit merged with us and we issued to Elbit’s shareholders (other than us) 5,617,601 of our shares, based on an exchange ratio of 0.45 of one of our ordinary shares for each ordinary share of Elbit. The value of our ordinary shares issued, then amounted to approximately $70.2 million.

•	DEP Share Purchase

On May 6, 2002, we completed the share purchase of DIC’s shares in DEP, a technology holding company in which we previously held 33% of the outstanding share capital. Pursuant to the share purchase agreement signed on November 19, 2001 with DIC, we issued 2,261,843 ordinary shares to DIC in exchange for all of the shares held by DIC in DEP, representing 67% of the outstanding share capital of DEP, and DIC’s rights to loans provided by DIC to RDC. The aggregate value of our ordinary shares issued then amounted to approximately $29.5 million.

•	Acquisition of controlling interest in Galil Medical

During 2002, we and RDC converted notes of Galil Medical, in the amount of approximately $3.2 million which were granted during November and December of 2001, into preferred shares.

In addition, we and RDC together invested in convertible notes of Galil Medical an amount of approximately $3.7 million and $5.7 million in 2002 and 2003, respectively.

On June 27, 2002, we purchased an additional 10.75% of Galil Medical’s outstanding shares from Lumenis Ltd., in consideration for $0.8 million. In the same transaction, DIC also purchased an additional 10.75% of Galil Medical’s outstanding shares from Lumenis under the same terms and conditions.

Folllowing these transactions, our ownership interest increased to approximately 15% directly and approximately 37% indirectly through RDC, as of June 27, 2002, thereby giving us directly and indirectly, through RDC, a controlling voting interest in Galil Medical.

•	Investment in AMT

In August 2002, we completed a new investment of approximately $5.0 million in convertible notes of AMT for approximately 28% of AMT on a fully diluted and as converted basis. The investment formed part of an aggregate investment in AMT of approximately $8.7 million, of which the existing shareholders of AMT invested $3.7 million. The convertible notes are convertible into preferred shares of AMT or its group companies.

•	Sale of Elbit VFlash

On September 23, 2002, Elbit VFlash Ltd., or Elbit VFlash, a wholly-owned subsidiary of Elbit, sold a significant portion of its assets to 24/7 Real Media Inc., or 24/7 (Nasdaq: TFSM), in exchange for 4,100,000 shares of common stock of 24/7. 24/7 provides marketing and technology solutions to online marketers and publishers.

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

As of December 31, 2003, we sold all of our shares of 24/7 for approximately $5.2 million resulting in an additional gain of approximately $0.8 million.

In December 2004, Elbit VFlash was voluntarily dissolved.

•	Sale of 380,000 Shares of Elbit Systems

In the fourth quarter of 2002, we sold 380,000 shares of Elbit Systems for approximately $5.9 million. As a result, we recorded a gain, before tax, of approximately $1.8 million.

•	Investment in Notal Vision, Inc.

In January 2003, we completed an investment of $2.0 million in Notal Vision, Inc. , or Notal, an Israeli related medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD) for an approximately 24% ownership interest. Our investment formed part of an aggregate investment by other investors in Notal of approximately $4.5 million, including an investment by an existing shareholder, Innomed Ventures (Israel) L.P., or Innomed, in which we also hold an interest.

•	Galil Medical and Amersham Health Plc merge urology therapy units

On July 1, 2003, the merger between the urology business of our subsidiary, Galil Medical, and the brachytherapy business of Amersham plc, now a subsidiary of General Electric Company, was completed. According to the merger agreement, a new company, Oncura, was incorporated. Oncura provides minimally invasive treatment options for prostate cancer using brachytherapy (radio-active seeds) and cryotherapy (hyper-cooling) technologies. At the closing, Amersham, through its subsidiary, MPI, and Galil Medical each contributed the related operations and assets necessary for Oncura to conduct the brachytherapy business and the cryotherapy business, respectively, in the urology field, and in exchange for such assets, MPI received 78% and Galil Medical received 22%, of the outstanding shares of Oncura. In addition, at the closing, Galil Medical purchased 3% of Oncura from MPI in consideration for $4.5 million in cash, which was paid in full as of April 26, 2004, resulting in Galil Medical’s aggregate ownership interest of 25% of Oncura. In addition, Galil Medical has an option to purchase an additional 3% of Oncura from MPI in consideration for $5.4 million, exercisable until 45 days following the closing of an initial public offering of Oncura. As a result of the transaction, a gain in the amount of $21.2 million was recorded in 2003. Our share in this gain (net of minority interest and income taxes) amounted to $4.4 million.

•	Sale of Shares of Given Imaging by RDC

In 2003, RDC sold, in a series of transactions, 753,600 shares of Given Imaging for a total consideration of approximately $7.8 million, resulting in a gain of approximately $4.4 million ($0.1 million net of tax and minority interest).

•	Purchase of Shares of Given Imaging from RDC

In May 2003, a Share Purchase Agreement was signed between RDC, Elron and Rafael, according to which RDC sold two million unregistered shares of Given Imaging, representing 7.9 % of Given Imaging’s then outstanding shares, to Elron and Rafael (one million or 3.95% each) for total consideration of $12.2 million. RDC used $5.0 million of the proceeds to repay shareholders’ loans to Rafael and Elron. This transaction did not have any effect on our consolidated results of operations.

•	Sale of approximately 6.3 million Shares of Partner

In the second and third quarters of 2003, we sold, in a series of transactions, an aggregate amount of approximately 6.3 million shares of Partner, representing approximately 3% of Partner’s then outstanding shares, to Israeli institutional investors for approximately $29.3 million, as a result of which we recorded in 2003 an aggregate gain, net after tax, of approximately $7.1 million.

•	Investment in Oren

In July 2003, we invested $3.0 million in Oren as part of an aggregate investment of $8.0 million from existing shareholders and from Zoran. In addition to this investment, we and other existing shareholders converted all the loans previously granted to Oren, in the amount of approximately $8.4 million, of which our part was approximately $4.4 million. Following the investment and the loan conversion, our interest in Oren increased from 17% to approximately 41%.

•	Investment in Wavion, Inc.

During 2003, we invested $3.0 in Wavion, Inc., or Wavion, out of an aggregate amount of $12.5 million raised by Wavion in a private placement from us and new investors. In addition to this investment, we converted the loans previously advanced to Wavion in the aggregate amount of $1.5 million into Wavion preferred stock. As a result, our ownership interest in Wavion decreased from 45% to approximately 38%.

•	Sale of Elron SW, Inc. (formerly Elron Software, Inc)

On September 2, 2003, our subsidiary, Elron SW Inc., or ESW, sold substantially all of its assets and business to Zix Corporation, or Zix (Nasdaq: ZIXI) , a global provider of e-messaging protection and transaction services, in consideration for 1,709,402 shares of Zix’s common stock, then with a market value of approximately $6.0 million and a 5.75% convertible note (“the Note”) of $1.0 million. Of the 1,709,402 shares of Zix common stock, ESW granted a beneficial interest in approximately 85,000 common shares to certain of its former employees in recognition of services rendered to ESW. In addition, Zix assumed certain liabilities of ESW in the net amount of approximately $1.0 million. The transaction resulted in a gain of approximately $4.1 million. Simultaneously with the closing of the sale, we purchased the 1,709,402 shares of Zix common stock and the Note from ESW for approximately $6.2 million, based on the principal amount of the Note and the last closing sale price of Zix shares on the Nasdaq National Market prior to the closing.

As of December 31, 2004, we sold all our shares of Zix (including 262,454 shares resulting from the conversion of the Note) for approximately $17 million, and recognized an aggregate gain of approximately $10.2 million ($6.8 million net of tax).

In December 2004, ESW was voluntarily dissolved.

Business Overview

The business overview discussed below is presented in accordance with our two reportable segments, the systems and projects segment and other holdings and corporate operations.

The Systems and Projects Segment – Elron TeleSoft,

Elron TeleSoft focuses on the development and marketing of revenue assurance software products for the telecommunication market. Elron Telesoft also provides its network management system, call performance management product (CPM) and professional services as well as distributes Agilent Technology’s Signaling Systems number 7 (SS#7) based products in the local Israeli and international market.

Elron TeleSoft’s annual revenues amounted to $5.1 million in 2004 ($4.3 million in Israel and $0.8 million in the rest of the world); $7.4 million in 2003 ($5.7 million in Israel and $1.7 million in the rest of the world) and $10.1 million in 2002 ($8.0 million in Israel and $2.1 million in the rest of the world). Elron TeleSoft’s customers in the telecommunications service provider market consist of Israeli operators (Bezeq, Cellcom, Partner, Pelephone, Bezeq International, Barak and Mirs) and international operators either directly (such as MobilTel Bulgaria and Cyta Cyprus) or in cooperation with international system integrators (such as E-Plus Germany).

Products

Elron TeleSoft’s product portfolio focuses on its revenue assurance product line with its Revenue Assurance Process Control, or RAP, and the Switch-to-Bill reconciliation, or ESSB, products as described below:

RAP – Revenue Assurance Process Control

The RAP identifies revenue leaks in order to provide telecommunication companies with automatic and systematic tools in order to monitor its processes. Risk points are identified, monitored and managed and leaks are sealed. The RAP provides functionality and methodology to build, control and validate processes within both wireline and wireless operators.

ESSB - Switch-to-Bill Reconciliation Tool

The ESSB collects different formats of unbilled and incorrect data records from various sources such as switches, billing, mediation and signaling systems. ESSB compares the various sources with different multi-cycled keys, analyzes the discrepancies and fixes them by adding the relevant (missed or mistaken) information.

Competition

Elron TeleSoft faces competition from both Israeli and global system integrators and software vendors such as CVidya, ECtel and TTI Telecom in Israel and Azure (UK), Cape Technologies (Ireland), Visualwireless (Sweden), Wedo (Portugal), Vibrant (USA), Sotas (India) and other local in-country software houses and consulting competitors which operate in these fields.

Sales and Marketing

Elron TeleSoft’s sales and marketing activities include the following steps:

•	Early contacts and discussions with potential customers and partners directly or through indirect channels;
•	Understanding the customer’s needs and constructing the installation, customization and implementation plan;
•	Solutions may incorporate the licensing of Elron TeleSoft’s products, third party products, software development and system integration capabilities;
•	Preparation of proposals and contract negotiations; and
•	Case study publications.

Research and Development

Elron TeleSoft’s research and development efforts are currently primarily directed toward revenue assurance products (RAP and ESSB), functionality enhancements and the development of new modules intended to broaden Elron TeleSoft’s product portfolio in the Revenue Assurance field.

Maintenance and Support

Elron TeleSoft provides maintenance and support packages to its customers adjusted to the specific needs and requirements of each customer in accordance with Elron TeleSoft’s standard terms and with the applicable terms of its suppliers/subcontractors. Such maintenance packages vary among customers and may include working hours coverage, 24 hours a day - seven days a week coverage, bug fixing, updates, upgrades, third party coverage including updates/upgrades and consultation.

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

Our group companies are engaged in four main fields of advanced technology, namely: (i) medical devices; (ii) telecommunication; (iii) semiconductors and (iv) advanced materials. The business overview of this reportable segment is presented, for the purposes of convenience only, according to the four main fields listed above, none of which is considered a separate reportable segment.

1.	Medical Devices

Our activities in the field of medical devices consist mainly of our holdings in the following companies:

•

Given Imaging, in which we beneficially own approximately 37% of the outstanding shares representing all shares owned by us, RDC and DIC (which we may be deemed to beneficially own as a result of the voting agreement between DIC and us) or approximately 20% representing our direct holding and our share in the holding of RDC;

•

Galil Medical, in which we beneficially own approximately 59% of the outstanding shares representing all shares owned by us and RDC, or approximately 39%, representing our direct holding and our share in the holding of RDC;

•

Oncura, in which we beneficially own approximately 25% of the outstanding shares representing shares owned by Galil Medical, or approximately 10%, representing our share in the holding of Galil Medical;

•	Notal, in which we hold approximately 26% of the outstanding shares;
•	Impliant, in which we hold approximately 28% of the outstanding shares; and
•	Nulens, in which we hold approximately 22% of the outstanding shares.

Given Imaging

Given Imaging is an Israeli company that develops, manufactures and markets innovative diagnostic products for disorders of the gastrointestinal tract. It pioneered capsule endoscopy, a proprietary approach to visual examination of the gastrointestinal tract through the use of a miniaturized video camera contained in a disposable capsule.

Given Imaging was incorporated in Israel by our subsidiary, RDC, in January 1998. Its initial public offering and listing on the Nasdaq National Market occurred in October 2001. In March 2004, Given Imaging also listed its shares on the TASE. In June 2004, Given Imaging completed its secondary public offering raising $44.3 million.

Given Imaging’s principal product, which incorporates its core technology, is the Given System, a proprietary wireless imaging system which uses disposable video capsules, referred to as the PillCam capsules. The PillCam video capsules are easily ingested by the patient and move naturally through the gastrointestinal tract without discomfort while wirelessly transmitting high quality color images and data to a portable recorder. Given Imaging believes that capsule endoscopy provides a patient-friendly solution that addresses a significant market opportunity and overcomes many of the shortcomings of traditional diagnostic tools for gastrointestinal disorders.

In 2001, Given Imaging commenced marketing the Given System, its capsule endoscopy platform, with the M2A capsule (which Given Imaging rebranded in 2004 as the PillCam Small Bowel capsule, or PillCam SB), for detection of disorders of the small bowel. As of December 31, 2004, Given Imaging had an installed base of approximately 2,290 Given Systems and had sold approximately 172,000 PillCam SB capsules in over 50 countries worldwide.

In November 2004, Given Imaging received FDA marketing clearance for its second PillCam capsule, the PillCam ESO capsule, for visualizing the esophagus. Given Imaging markets the PillCam ESO video capsule through a strategic marketing and sales alliance formed in May 2004 with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company.

Given Imaging has also developed the Patency Capsule and system, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract. Given Imaging launched the Patency Capsule and system in Europe in November 2003 and is conducting clinical trials for the Patency Capsule and system in the United States and, if results are favorable, plans to pursue FDA clearance.

Given Imaging recorded revenues of $65.0 million in 2004, $40.5 million in 2003 and $28.9 million in 2002.

Given Imaging estimates that as of December 31, 2004, reimbursement for the Given System was available worldwide to approximately 327 million people, of which approximately 206 million are located in the United States. Prior to the beginning of 2003, all of the policies in the United States covered capsule endoscopy with PillCam SB capsules for suspected small intestinal bleeding. The number of policies covering other small bowel pathologies and indications has grown steadily since then and as of December 31, 2004 approximately 167 million people in the United States have expanded coverage for suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies. In Europe, reimbursement for capsule endoscopy was available for approximately 102 million people as of December 31, 2004 compared to approximately 40 million people at the end of 2003, and the number of people with the right to reimbursement for expanded indications, such as Crohn’s disease and other small bowel disorders grew from 24 million at the end of 2003 to 87 million at the end of 2004.

Given Imaging currently markets and sells the Given System through a combination of direct sales through its subsidiaries, and through independent distributors in over 50 jurisdictions. Currently, Given Imaging markets the Given System directly in Australia, France, Germany, the United States and Israel through approximately 80 sales and marketing personnel employed by Given Imaging and its subsidiaries in those jurisdictions. In the United States, which accounted for 65% of Given Imaging’s revenues in 2003 and 72% of its revenues in 2004, Given Imaging markets its products through its wholly-owned subsidiary, Given Imaging, Inc. As of December 31, 2004, Given Imaging had a direct sales force in the United States of approximately 45 personnel.

Sales to Given Imaging’s local distributors worldwide accounted for approximately 15% of its revenues in 2004. Under the terms of Given Imaging’s distribution agreements, Given Imaging generally grants to one distributor in each particular country or region the right to market the Given System for an initial period of approximately three years. During this period, the distributor is required to meet minimum sales targets set out in each distribution agreement. Given Imaging may, in its sole discretion, upon prior written notice, terminate a distribution agreement with a distributor in the event that a distributor fails to meet its minimum sales targets.

The Given System consists of Pillcam capsules, a portable data recorder and sensor array, and a dedicated computer workstation. Given Imaging manufactures the PillCam capsules at its facilities in Yoqneam, Israel using three semi-automated production lines. Given Imaging purchased its first production line from Pemstar, Inc., a U.S. electronics manufacturing service and equipment company, and it became operational in 2002. Given Imaging installed ~~a~~ two additional semi-automated production lines, which became operational in the second half of 2003 and the second half of 2004, respectively. Two of these production lines are used to manufacture the PillCam SB capsule and one to manufacture the PillCam ESO capsule. Each semi-automatic production line in Yoqneam, Israel facility has a capacity to manufacture approximately 180,000 PillCam capsules per year. As of December 31, 2004, Given Imaging had manufactured and sold approximately 172,000 PillCam SB capsules and approximately 3,400 PillCam ESO capsules, substantially all of which were produced on these semi-automated production lines. Given Imaging has also installed at Pemstar’s facilities in Ireland, a semi-automated production line of the PillCam SB capsule for backup purposes. Each of these backup production lines has a capacity to manufacture an additional 180,000 PillCam capsules per year. Current production capacity is sufficient to support sales in the foreseeable future.

In June 2002, Given Imaging also entered into a one year non-exclusive technical services agreement with Pemstar, pursuant to which Pemstar is providing Given Imaging with technical services relating to the manufacture of the PillCam capsules on the single semi-automated production line purchased from Pemstar in 2001. In June 2004, Given Imaging extended this agreement until December 31, 2005 and thereafter has an option to extend the agreement for two additional terms of two years each.

The portable data recorders are manufactured externally and assembled and tested at Given Imaging’s facilities. The sensor arrays are manufactured and assembled externally and are tested at Given Imaging’s facilities. The computer workstation is an off-the-shelf computer workstation pre-loaded with Given Imaging’s RAPID softwareGiven Imaging’s research and development activities are conducted internally by its research and development staff, primarily at its facilities in Yoqneam, Israel.

Given Imaging’s research and development efforts are focused primarily on developing improvements to its existing products and developing new capsules to be used in the detection of abnormalities in other areas of the gastrointestinal tract. For example, Given Imaging has recently announced progress in the development of the PillCam(TM) COLON, designed as an ingestible video capsule for screening the colon, leveraging on the RAPID platform. Given Imaging plans to submit the product for clearance by FDA and launch it in Europe in 2006.

Given Imaging basic issued patents in the United States and Israel are on an in vivo video camera system. Given Imaging acquired the rights to these issued U.S. and Israeli patents in January 1998 under a technology purchase and license agreement with Rafael. These issued patents in the United States and Israel expire in January 2014 and January 2015, respectively. Given Imaging holds 15 additional issued patents in Australia, France, South Korea, Israel and the United States covering different elements of its technology and expiring between July 2014 and August 2022. As of December 31, 2004, Given Imaging had 285 patent applications worldwide based on 157 priority applications relating to various elements and functions of its product and enhancements.

In August 2001, Given Imaging received clearance from the FDA to market the Given System in the United States for adjunctive use in the detection of abnormalities of the small intestine. In 2003, the FDA approved the removal of the adjunctive labeling, with the result that the Given System can now be marketed in the United States as a standalone tool for the detection of abnormalities of the small intestine. In 2003, Given Imaging received two further clearances from the FDA, first for a suspected blood indicator, a new feature of the Given System which automatically marks images that contain the color red and which therefore correlate with the existence of suspected bleeding, and, second, for use of the PillCam capsule in children aged 10 through 18. In November 2004, Given Imaging received FDA marketing clearance for its PillCam ESO video capsule and for the advanced RAPID software and data recorder. Any new medical device that Given Imaging wishes to commercially distribute in the United States will likely require either 510(k) clearance or premarket application approval from the FDA prior to commercial distribution. 510(k) clearance or amendment to premarket application is also required when a change is made to a legally marketed device or to expand the product label.

Galil Medical

Galil Medical , an Israeli company established by RDC in 1997, is a provider of minimally invasive temperature based therapies for the treatment of benign and malignant diseases. Since 1999, Galil was focused on developing products to address specific urologic diseases including prostate and kidney cancer. In July 2003, Galil Medical completed the merger of its urology related cryotherapy business with Amersham Health’s brachytherapy business, which created Oncura. Galil Medical holds 25% of Oncura. (see below, “Oncura”). In addition to its urology activities for Oncura, Galil Medical is now focusing on developing minimally invasive cryotherapy solutions for woman’s health conditions such as uterine fibroids and breast fibroadenoma.

Galil Medical has entered into supply and R&D services agreements with Oncura, pursuant to which Galil Medical provides Oncura with certain exclusive supply, manufacturing and R&D services in the urology field, upon a cost plus basis.

Galil Medical’s research and development and manufacturing facilities are based in Yoqneam, Israel.

Galil Medical’s intellectual property consists of intellectual property, which was received from Rafael, and intellectual property developed by Galil Medical’s research and development team. Galil Medical has 13 patents and 22 new pending applications.

As of December 31, 2004, Galil Medical had over 380 SeedNet™ machines installed worldwide. Galil Medical recorded annual revenues of $7.6 million in 2004, $7.6 million in 2003 and $5.0 million in 2002. Revenues for the years 2002 and the first half 2003 represented sales to the end user customer, while the majority of the revenues for the second half of 2003 and for the year 2004 represented sales to Oncura.

Oncura

Oncura, a Delaware corporation, markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment. Oncura’s products include implantable radioactive seeds and cryotherapy devices and related disposable kits used in the treatment of prostate and other urologic cancers.

Oncura’s formation was the result of a merger, completed July 1, 2003, between the urology business of Galil Medical, and the brachytherapy business of Amersham plc, now a subsidiary of General Electric Company conducted through its subsidiary, MPI, as a result of which Galil Medical and MPI acquired 78% and 22% of the issued and outstanding shares of Oncura, respectively. Galil Medical purchased an additional 3% of Oncura from MPI for $4.5 million, resulting in Galil Medical’s owning an aggregate interest of 25% in Oncura. In addition, Galil Medical has an option to purchase an additional 3% of Oncura from MPI for $5.4 million, exercisable until 45 days following the closing of an initial public offering of Oncura.

Oncura is headquartered in Plymouth Meeting, Pennsylvania, a suburb of Philadelphia. In addition, Oncura has an international management office located in Amersham, United Kingdom.

Oncura does not manufacture any of the products it sells. A majority of Oncura’s products are manufactured by its two shareholders, MPI and Galil, and sold to Oncura under long-term supply agreements. Oncura also purchases certain products, principally a type of radioactive seed not manufactured by MPI, from a third-party supplier.

Oncura markets and distributes its products directly and indirectly to numerous international markets, including, the United States, Canada, Europe, Russia, Israel, Greece, Korea, Philippines, Hong Kong, Australia, New Zealand, and portions of South America. In the United States, Oncura sells principally through its direct sales force. Outside of the United States, Oncura sells through its direct sales force along with a network of affiliated and independent distributors and agents. In several markets outside the United States Oncura’s products are distributed under long-term distribution agreements with affiliates of General Electric.

Oncura has also entered into services and research and developments agreements with its shareholders and affiliates for the provision of certain administrative and research and development services.

Oncura terminated a majority of its existing service arrangements and certain of its distributor arrangements with its shareholders in 2004. Oncura expects to terminate most of the remaining services and distributor arrangements with its shareholders in 2005. Upon termination, the services currently provided by shareholders under these agreements will be performed by Oncura or will be provided by third-party vendors.

Oncura’s intellectual property consists primarily of product brand names and product patented technology that it either owns or is licensed to Oncura by MPI and Galil Medical under exclusive licensing agreements.

As of April 30, 2005, Oncura has approximately 120 employees.

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

Oncura’s revenues were approximately $68.8 million in 2004 and approximately $31.4 million for the period from commencement of operations in July 1, 2003 through December 31, 2003.

Notal

Notal is a medical device company founded in 2000, operating mainly in the field of early detection of Age Related Macular Degeneration (AMD). AMD is a common eye disease that gradually destroys central visual function, manifested in two forms: dry AMD, a mild form of the disease, and wet AMD, a progression of dry AMD, which often leads to rapid, severe visual deterioration and blindness. To address the growing need for early detection of wet AMD and for the continuous monitoring of patients with dry AMD, Notal Vision has developed the patented Preferential Hyperacuity Perimetry (PHP), designed to detect and monitor the progression of the disease in a non-invasive manner. Notal has launched, together with Carl Zeiss Meditec, or Zeiss, the Preview PHP device, intended for professional use by ophthalmologists and optometrists in their clinics. The current diagnostic device enables early detection of wet AMD among the at-risk population, those already diagnosed with the dry form of the disease. Future versions may also target for screening purposes the full population at risk (e.g., anyone over the age of 55) who may be unaware that they may have dry AMD, as well as patients already treated for wet AMD for post-treatment follow-up. Post treatment follow-up is intended to identify the recurrence of the disease and confirm the stage of the disease. Sales of the Preview PHP device to end-users started in the third quarter of 2004.

Based on the PHP technology, Notal is also developing the “Home Device,” a monitoring device intended for home use. The monitoring device will enable patients with dry AMD to monitor themselves at home on a more frequent basis, ensuring timely intervention by a physician should the disease progress to the wet form. In May 2005, Notal appointed TLC Vision Corporation, or TLC, as it exclusive distributor for the sale and distribution of the “Home Device” in North America. TLC also signed an investment agreement with Notal, pursuant to which TLC committed to invest $4.25 million in Notal (of which $1 million has already been invested) subject to achievement of milestones, primarily for the purpose of funding the development of the Home Device.

Notal commenced sales in 2003 and recorded $0.9 million in revenues in 2003, and $1.0 million in 2004. Notal’s ability to generate significant revenues will depend largely on it obtaining and maintaining applicable regulatory approvals for its products, reimbursement of its products by healthcare payors and the success of its strategic alliances with Zeiss and TLC.

Innomed, 14% held by us, is also a shareholder of Notal (see below, “Other Holdings in Medical Devices”.)

Impliant

Impliant is a developer of posterior motion preservation spine implants. The company’s TOPS™ System—Total Posterior Spine™ System, is a mobile spine implant that addresses the major degenerative spine diseases of the posterior spinal column. The TOPS™ System supports a range of motion, including axial rotation, lateral bending, flexion and extension. Impliant recently began clinical trials on the device.

Impliant holds the rights to a unique family of polycarbonate urethane materials to develop cushion-bearing spine implants. Impliant believes that this family of materials has successfully passed biocompatibility tests consistent with FDA requirements, and is already utilized in other approved long-term implants.

Impliant has 20 employees. Impliant’s headquarters are located in Milford, Connecticut, with research and development activities taking place in Ramat Poleg, Israel. Impliant has 10 patent applications.

Impliant will need to comply with the U.S. Federal Food Drug and Cosmetic Act, which is enforced by the FDA. Impliant must also comply with the regulations of the competent authorities of the European Union for any products sold in the member nations of the European Union.

Innomed, 14% held by us, is also a shareholder of Impliant (see below, “Other Holdings in Medical Devices”).

NuLens

NuLens, established in September 2002, operates in the field of intra-ocular lenses or IOL mainly for cataract and presbyopia. NuLens is focused on exploiting the novel technologies in its patents and developing a real accommodative IOL (“RA-IOL”) with the capacity of providing over 10 Diopters in real accommodative power to the cataract and presbyopia markets. NuLens is currently in the process of pre-clinical trials.

NuLens’ has two patents and six pending patent applications.

Within the United States, NuLens will need to comply with the U.S. Federal Food Drug and Cosmetic Act, which is enforced by the FDA. NuLens must also comply with the regulations of the competent authorities of the European Union for any products sold in the member nations of the European Union.

NuLens’ offices are located in Herzliya, Israel and Alicante, Spain. NuLens has eight employees.

Other Holdings in Medical Devices

Our other holding in the medical devices field is in Innomed, which is a seed stage fund that initiates and invests in Israeli and Israeli related companies in the field of medical devices and life sciences. We hold, through our subsidiary DEP, approximately 14% of the partnership interest in Innomed. Innomed is a member of the Jerusalem Global Ventures Group of venture capital funds.

3.	Communications

Our activities in the field of communications consist of our holdings in the following main companies:

•	Partner, in which we hold approximately 2% of the outstanding shares;
•	NetVision, in which we hold approximately 39% of the outstanding shares;
•	Teledata, in which we hold approximately 21% of the outstanding shares and Infinity, a related venture capital fund, holds approximately 4% of the outstanding shares;
•	Wavion, in which we hold approximately 38% of the outstanding shares;

•

Starling, in which we beneficially own approximately 66% of the outstanding shares representing all shares owned by us and RDC, or approximately 50%, representing our direct holding and our share in the holding of RDC;

•	Pulsicom Israel Technologies Ltd., or Pulsicom, in which we hold approximately 18% of the outstanding shares; and
•	CellAct Ltd., or CellAct, in which we hold approximately 45% of the outstanding shares.

Partner

Partner is a publicly traded, Israel-based company. Its shares are traded on the Tel Aviv Stock Exchange under the symbol “PTNR”. American Depositary Shares, or ADSs, each representing one of the Company’s ordinary shares are quoted on the Nasdaq National Market under the symbol “PTNR” and are traded on the London Stock Exchange under the symbol “PCCD”. Partner was the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel and is one of four cellular service providers in Israel.

On April 20, 2005, we completed the sale to Partner of 12,765,190 Partner shares for approximately $94 million, as part of the sale together with the other Israeli founding shareholders of Partner of an aggregate of approximately 33.3 million Partner shares to Partner for an aggregate consideration of approximately $245 million. As a result of the sale, we will record, in the second quarter of 2005, an estimated gain, after tax, of approximately $35 million. Our remaining shares, constituting approximately 2% of Partner’s outstanding shares, are no longer pledged to the banks providing financing to Partner. However, under Partner’s Israeli communications license, the Israeli founding shareholders are required to maintain such amount of shares to ensure that at least 5% of Partner’s shares are held by Israeli citizens and residents. In addition, the Israeli founding shareholders are required to appoint, generally, 10% of Partner’s board of directors. On April 20, 2005, the Israeli founding shareholders, including us, entered into a Restated Relationship Agreement among themselves and Partner’s controlling shareholder, Hutchison BV, and a shareholders agreement among themselves to regulate the above issues as between them. For a description of the material terms of these agreements, See Item 9C - “Material Contracts”.

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

Partner’s 3G network, which as of the end of 2004 covered approximately 60%, and as of April 2005 covered approximately 85%, of the Israeli population, offers a wide range of new services, such as video calls, a new portal of content services including a broad selection of video-based services under the “obox live” brand, and the transmission of data at speeds of up to 384 Kbps.

Partner distributes its services primarily through direct sales through Partner-owned sales centers and business sales representatives and indirect sales through traditional networks of specialist dealers and non-traditional networks of retail chains and stores, which account for a majority of Partner’s sales. Partner also offers 24-hour, seven days a week customer service, as well as handset repair and replacement services, to subscribers who acquire these services.

Partner is subject to extensive regulation related to the spectrum and its ability to operate mobile telephone service in Israel. The Israeli Ministry of Communications controls the granting of licenses to operate mobile telephone service in Israel. It has granted licenses to several companies to operate such mobile networks, and may grant additional licenses in the future. Additionally, Partner must erect antennae that carry its network transmissions in order to maintain the coverage of the Israeli population required in its license. The erection and operation of these antennae must comply with local, regional and national regulations.

Partner is also dependent on a number of licenses and agreements to operate its mobile telephone network, and Partner maintains contracts with a number of dealers through which its products are sold and has contracts with Nortel, Nokia and Ericsson to provide it with equipment to run its network. Such equipment is available only through a limited number of suppliers. Partner also leases most of its transmission capacity from Bezeq. Partner maintains agreements with mobile telephone network operators in foreign countries through which it provides its customers with international service.

As of December 31, 2004, Partner had approximately 2,340,000 subscribers, an increase of approximately 237,000 subscribers during 2004. According to its internal statistics, Partner believes that its market share rose to approximately 32% of the Israeli cellular market in 2004, from 31% in 2003.

Partner’s revenues were approximately NIS 5.14 billion ($1.19 billion) in 2004, NIS 4.47 billion ($1.04 billion) in 2003, and NIS 4.05 billion ($941 million) in 2002. The dollar amounts are based on the shekel-dollar representative rate of exchange on December 31, 2004 of NIS4.308 equal to $1.00.

NetVision

NetVision, based in Israel, is one of the largest Internet service and solutions providers in Israel, as well as a developer of Internet solutions. As of November 2004, NetVision also provides international telephone services. On May 19, 2005, NetVision completed its initial public offering on the Tel Aviv Stock Exchange in which it sold shares and convertible securities for the aggregate net consideration of NIS135 million (approximately $31 million). In addition, future proceeds from the exercise of options sold in the offering may amount to up to approximately NIS28.8 million (approximately $6.6 million).

NetVision’s total revenues were $70.5 million in 2004, $65.5 million in 2003 and $61.5 million in 2002 based on the shekel-dollar representative rate of exchange as of December 31, 2004 of NIS 4.308 equal to $1.00.

NetVision’s activities in the Internet area focus on providing Internet connectivity and related services and products, content and electronic commerce services and the establishment and supply of Internet-based applications. NetVision provides international telephone services, which are provided using Voice Over Internet Protocol (“VOIP”) technology, a technology that enables voice transmission over the Internet infrastructure.

According to NetVision’s estimates, as of December 31, 2004, NetVision’s share of the Internet connectivity market in Israel was approximately 25%, with 390,000 customers receiving Internet connectivity services from NetVision.

NetVision also provides various content and electronic commerce services. In July 1999, NetVision launched “Nana”, a portal which provides a variety of content and e-commerce services, such as news and content, chat rooms, forums and blogs, search engines, Web site indexing for both local and international sites, shopping and advertising. “Nana’s” index and search applications can be operated in Hebrew.

NetVision has been involved in e-commerce activity since 1998, and currently operates through two sites, “Netaction” and “Nanasale”, which enable e-commerce through various sale methods - auction, public sale and group purchases.

NetVision is dependent on the communication services provided by Bezeq which has a monopoly for domestic telecommunications in Israel. NetVision is also dependent on maintaining its operating license granted by the Israeli Ministry of Communications.

NetVision’s headquarters are located in Haifa, Israel. As of April, 2005, NetVision has 1,284 employees.

Teledata

Teledata offers innovative access products and solutions for traditional and Next Generation Networks, or NGN, to telecom operators and service providers worldwide. The company’s solutions allow operators to provide a wide variety of wireline services, including Voice, Data and Video (Triple Play) for business and residential subscribers. Teledata’s products enable a smooth migration path from existing legacy networks to IP and softswitch based NGNs.

Teledata has two product lines:

BroadAccess™ - a carrier-class Integrated Multiservice Access Platform (IMAP) providing integration into both ATM and IP networks.

HighPGate™ - a Multiservice Access Gateway designed to enable conversion to NGN for voice, data and video traffic.

Teledata was established in 1981. Its headquarters are based in Herzelia, Israel, with subsidiaries in the Netherlands, Australia and Brazil. Teledata has 150 employees worldwide. Teledata has 12 patents and 40 patent applications, primarily in the United States.

Teledata sells its products both directly and through distributors in Europe, Asia, Africa and South America.

Teledata’s revenues were $39 million in 2004, $21 million for the period November 2002 to October 2003 and $32.8 million for the period October 2001 to November 2002.

Wavion

Wavion is a Delaware corporation with research and development facilities in Israel. Wavion commenced development of its products in the second quarter of 2000. Wavion develops and delivers wireless LAN access points for indoor and outdoor applications. Wavion’s proprietary signal processing algorithms provide significant performance gains in system capacity, operating range, data rate, interference mitigation, and multipath mitigation. The modular technology can be customized to meet the requirements of most equipment vendors and integrates easily into any wireless communication system.

In 2002, as a result of the downturn in the broadband wireless communications market, which delayed the release of Wavion’s products, Wavion significantly reduced its research and development expenses and began to sell subcontracting services for the development of wireless sub-systems. Wavion recorded development service revenues of $1.8 million in 2003 and $1.7 million in 2002. Following the completion of a $12.5 million financing round in 2003, Wavion directed resources away from its subcontracting activities towards development of its technology and therefore Wavion recorded insignificant revenues in 2004.

Wavion does not expect to commence product sales prior to 2006.

Starling

Founded at the end of 2003 and headquartered in Yoqneam, Israel, Starling is a provider of innovative connectivity solutions for the broadband access market for aircraft. Its antenna and SATCOM (satellite communications) systems are based on proven technology developed at Rafael and Elbit Systems. Starling provides a unique connectivity solution that makes possible the delivery of advanced Internet services and applications for Voice over IP communication (VOIP), security, entertainment and operations on all three major categories of aircraft, namely, business jets, narrow-body and wide-body. The Starling MIJET product line incorporates a Ku-band low profile antenna with a proprietary SATCOM resource allocation system that effectively utilizes satellite transponder capacity. The solution enables the delivery of high speed Internet services on a broadband connection of up to 40 Mbps (megabits per second).

Starling does not expect to commence sales prior to the middle of 2006.

Pulsicom

Pulsicom Israel Technologies Ltd. develops high accuracy, real time locating and tracking systems for confined spaces. Pulsicom’s technology employs short-pulse technologies, including very-and ultra-wideband and sophisticated position-determination algorithms.

Pulsicom is an early stage development company, which has not yet completed its commercial product development. In order to generate revenues, Pulsicom provides development services to different customers. Pulsicom has limited resources and its continued operations depend on its ability to raise additional capital. There is no assurance that Pulsicom will be successful in its efforts to raise additional capital.

Cellact

Cellact Ltd. is a developer of cellular messaging platforms and applications, based on proprietary technology. Cellact’s main product, Large Account gateway, was first commercially released in July 2001. The Large Account gateway is a product aimed at mobile operator, virtual mobile operators and mobile service providers. The Large Account provides the operator with the ability to easily connect and manage content providers and enterprises to its SMS and MMS systems. Cellact’s customers come from a variety of industries, including telecom, finance and call centers

Cellact’s revenues were $1.2 million in 2004, and $1.0 million in 2003. Prior thereto, Cellact’s revenues were not significant.

4.	Semiconductors

Our activities in the field of semiconductors consist of our holdings in the following companies:

•	ChipX, in which we hold approximately 26% of the outstanding shares.
•	Jordan Valley, in which we hold approximately 28% of the outstanding shares;
•	SELA, in which we beneficially own approximately 66% of the outstanding shares representing all the shares owned by us and RDC, or approximately 39%, representing our share in the holding of RDC;
•

3DV, in which we beneficially own approximately 95% of the outstanding shares representing all shares owned by us and RDC, or approximately 71%, representing our direct holding and our share in the holding of RDC; and

ChipX

ChipX is a manufacturer of late stage programmable structured ASICs (Application Specific Integrated Circuits). ChipX’s innovative, patented technology consolidates wafer manufacture tooling, reduces time-to-market and minimizes the cost of initial production. In 2004, ChipX discontinued the low volume OneMask business to focus on specific higher volume vertical markets with their future products. The products in development will be released during the second half of 2005, with initial customer productions commencing in 2006. ChipX also discontinued the back end production processes relating to low volume production, in effect becoming a totally fabless operation.

ChipX’s Structured ASIC solution specifically addresses applications with medium to high production volumes. Along with standard cell ASIC vendors, ChipX primarily addresses the hard-wired ASIC market serving a wide variety of end markets, including automotive, computer, consumer, industrial and communications markets.

ChipX depends upon third-party manufacturers to manufacture its products. ChipX uses a wide range of parts and raw materials in the production of its semi-conductors, including silicon wafers, and electronic and mechanical components.

ChipX generally does not have guaranteed supply arrangements with its suppliers and does not maintain an extensive inventory of parts and materials for manufacturing.

ChipX’s patented structured ASIC technology is protected by several core patents on its basic architecture, special logic cell and metal configurable memory. In addition, ChipX has internally developed routing software and metal programmable input/output cells to take advantage of its proprietary technology.

ChipX’s total revenues were $16.2 million in 2004, $13.7 million in 2003 and $16.5 million in 2002.

Chip X’s headquarters are located in Santa Clara, California with research and development operations taking place in Haifa, Israel. ChipX has 75 employees.

Jordan Valley

Jordan Valley, an Israeli company, offers inline metrology solutions with ultra thin film measurement capability and wide range of application coverage based on X-ray technology. The company’s JVX® platform exploits various X-ray-based schemes to provide a broad range of measurement capabilities including thickness, density, roughness, and composition of metals and dielectric films. The platform features small spot size, non-destructive, enabling product wafer metrologies.

Jordan Valley operates two business divisions: analytic division and semiconductor division. Jordan Valley focuses in the semiconductor industry, selling, directly in the United States and via distributors in Japan, Europe, Taiwan and China.

Jordan Valley’s headquarters, manufacturing, and R&D facilities are located in Migdal Haemek, Israel. Marketing offices are located in the United States. Jordan Valley has 75 employees.

In the field of X-Ray metrology, Jordan Valley holds 10 U.S. patents with 12 applications pending, as well as 3 patents with 15 applications pending in foreign jurisdictions.

Jordan Valley’s revenues were $8.2 million in 2004, $3.2 million in 2003 and $3.2 million in 2002.

SELA

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

SELA has 6 patents and 2 applications.

SELA’s revenues amounted to $5.1 million in 2004, $4.3 million in 2003 and $3.5 million in 2002.

SELA’s headquarters are located in Yoqneam, Israel and it maintains a marketing office in Sunnyvale, California. SELA has 35 employees.

3DV

3DV designs and develops three dimensional image sensors chip sets that generate both color and depth information, for each object captured by a camera, in real time. 3DV’s business is currently focussed on applications in the medical field.

3DV is a development-stage company without any material revenues and its ability to continue to operate is dependent upon financial support from its shareholders.

5.	Advanced Materials

Our activities in the field of amorphous metals consist of our holding in AMT in which we hold approximately 41% of the outstanding shares on an as converted basis.

AMT

AMT operates through its group companies in developing, marketing and licensing technologies for amorphous and nano-crystalline advance materials, as a solution for a wide range of commercial applications. Amorphous materials exhibit magnetic, electrical, mechanical and chemical properties that enable the enhancement of existing products and applications, as well as the introduction of new products and solutions for various industrial and high-tech applications and markets. AMT operates in four fields: heating, sensoring (authentication and anti-shop lifting), micro wires and electronic elements. AMT’s current main focus is in the field of heating through A.H.T. Advanced Heating Technology Ltd., or AHT, and in the sensoring field (authentication and anti-shop lifting) through A.C.S. Advanced Coding Systems Ltd, or ACS. The continued operations of AMT’s group companies are largely dependent upon their ability to generate sufficient revenues or raise additional capital to finance their continued operations.

AHT

AHT, in which AMT holds 77% of the outstanding shares, is engaged in the development and production of heating applications based on amorphous materials. AHT holds a global patent on using amorphous ribbons for heating products. AHT has developed a variety of heating products for domestic, outdoor, agricultural and pipe heating markets. AHT’s heating element enables the heating of very large surface areas at lower temperatures and higher efficiency and therefore at a lower cost and presents competitive advantages over other heating alternatives. AHT currently focuses on two principal markets: under floor heating and outdoor heating.

In 2004 AHT’s revenues were $1.2 million and in 2003, AHT’s revenues were $0.8 million. Prior thereto, AHT’s revenues were not significant.

ACS

ACS, in which AMT holds directly and indirectly 61% of the outstanding shares, develops, markets and sells products using amorphous material for brand protection against counterfeiting and theft and electronic article surveillance tags for anti-shoplifting. ACS competes in the electronic article surveillance tags, data and authentication tags markets.

In 2004 ACS’s revenues were $ 0.8 million, and in 2003 ACS’s revenues were $0.6 million. Prior thereto, ACS’s revenues were not significant.

Other Holdings

EVS

Elbit Vision Systems Ltd., or EVS, [OTCBB: EVSNF.OB], in which we hold approximately 10% of the outstanding shares, designs, develops, manufactures, markets and supports automatic visual inspection and quality monitoring systems for a broad range of industries. EVS’ automatic in-line inspection and quality monitoring systems are designed to increase the accuracy, consistency and speed of detection of defects in the manufacturing process in order to reduce labor costs, improve product quality and increase manufacturing efficiency. EVS’ Microelectronic Division provides optical and laser-based inspection and correction systems for the manufacture of liquid crystal displays, flat panel displays and bare silicon wafers. EVS’s, Industrial Division provides automatic optical inspection (AOI) and non-destructive ultrasound inspection systems for “heavy” manufacturing industries (automotive, aeronautics, steel and others) and industrial materials (textiles, non-wovens, plastic, paper and others).

During 2004, EVS has implemented new automatic optical inspection (AOI) products for composite materials including carbon and for other materials such as screens, film, nonwoven, glass, tire cord and narrow stripes (vehicle seat belts).

EVS maintains a global sales force and service coverage with over 850 inspection systems installed in 25 countries and has more than 100 customers.

EVS’s revenues were $11.0 million in 2004, $6.3 million in 2003 and $7.2 million in 2002

EVS is headquartered in Yoqneam, Israel, with offices in the United States and Korea.

C.	Organizational Structure

As of June 28, 2005, DIC, an Israeli company, holds approximately 47.5% of our total outstanding shares. For additional information about DIC, please see “Major Shareholders” in Item 7 below. For our holdings in our group companies, please see the discussion in this Item 4 above.

D.	Property, plants and equipment

Our corporate headquarters and executive offices are located in Tel-Aviv, Israel. These offices, which measure approximately 980 square meters, are leased at an annual rent, including management fees to the landlord, of approximately $0.3 million.

We believe that the above facilities are adequate for our operations as currently conducted. In the event that additional facilities are required, we believe that we could obtain such additional facilities at commercially reasonable prices.

In addition, we have contractual rights to long-term leases in property located in Karmiel, in northern Israel, totaling approximately 15,760 square meters, consisting of building facilities. These premises are currently leased to Elbit Systems. (See Item 7, “Related Party Transactions”.)

Item 5.	Operating and Financial Review and Prospects

OVERVIEW

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, advanced defense electronics, telecom, semiconductors, software products and services and advanced materials. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off.

In addition, some of our group companies grew out of our subsidiary, RDC, established with Rafael, the largest research and development organization of Israel’s Ministry of Defense. RDC was established pursuant to an agreement entered into in July 1993 for the purposes of exploiting Rafael’s technology in non-military markets. RDC has first rights to commercially exploit technologies of Rafael in non-military markets, which rights are dependent primarily upon RDC’s identification of new and existing military technology developed by Rafael.

Our group companies include both publicly traded and privately held companies.

Our activities range from complete operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies’ performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies’ management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

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

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at differents stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in some volatility in our results of operations, depending on the transactions that take place within a particular period.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of our group companies (which are accounted by us under the consolidation or equity method of accounting) and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies. However, as a result of new accounting pronouncements described below under “CRITICAL ACCOUNTING POLICIES”, some of our group companies and new companies in which we may invest may be accounted for at cost, thereby not affecting our results of operation. We anticipate this change may have a significant effect on our results of operations.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. The downturn in the world economy and, in particular, in the technology sector, during 2001 and through the middle of 2003, affected our group companies’ ability to raise additional financing from other sources, the results of operations of our group companies and our ability to successfully “exit” some of our group companies and record gains at the same level that we experienced in the years prior to the downturn.

Since the second half of 2003, there has been a recovery in the technology sector and capital markets. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded gains from realizing certain of our holdings, mainly in 2004, as a result of the sale of our holdings in Elbit Systems, and we will record a significant gain in the second quarter of 2005 from the sale of most of our shares in Partner and the sale of all of our shares in Oren (see Item 4 “Information on the Company”). Should the recovery in the world economy and, in particular, the technology sector, continue, we anticipate that it will have a positive effect on our group companies and their ability to raise additional capital.

We also anticipate increasing our investments in new companies in our main areas of operation, and we are currently considering investments in new companies in different stages of their life cycle including early stage and more mature companies, mainly in the fields of medical devices and telecommunications. In this regard, new companies in which we invested in 2004 and since the beginning of 2005 include a $6.7 million investment in Jordan Valley, operating in the field of semiconductors, a $3.0 million investment in Starling, operating in the field of broadband communication, a $7.3 million investment in Impliant, a medical device company, a $1.7 million in NuLens, a medical devices company, and a $16 million investment in Teledata, a telecommunication company (see Item 4 “Information on the Company”).

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States (“US GAAP”). Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Principles of accounting for holdings in group companies
•	Business combinations and purchase price allocation
•	Impairment of goodwill and other intangible assets
•	Other-than-temporary decline in value of investments in group companies
•	Revenue recognition
•	Accounting for income taxes
•	Non-monetary transactions

Principles of Accounting for Holdings in Group Companies

The various holdings that we have in our group companies are accounted for under several methods, based among others, on our level of ownership and the type and form of our holdings in our group companies, as described below.

Consolidation. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we own and/or our subsidiary owns more than 50% of the outstanding voting securities of a company. However, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our representation on the board of directors, the level of financing provided by us to the group company and any minority rights and other factors which require management to make judgment and involve the use of significant estimates and assumptions.

Under the consolidation method, a controlled company’s assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of any consolidated company.

Notwithstanding the above, in January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities – An Interpretation of Accounting Research Bulletin No. 51” (“FIN 46”), relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), which replaced FIN 46. FIN 46R defines the provisions under which a Variable Interest Entity (“VIE”) should be consolidated. FIN 46R provides several exceptions to its scope, such as that an entity that is deemed to be a business need not be evaluated to determine if it is a VIE unless one of the conditions specified in FIN 46R exists.

As an operational holding company, we have made investments in and granted loans to companies that are engaged in various fields of high technology. Some of these companies are in their early stages of development and will require substantial external investments until they can finance their activities without additional support from other parties and may be considered

VIEs. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors.

FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003, FIN 46R was adopted as of March 31, 2004. Upon the adoption of the Interpretation, and upon certain events which require a reassessment, we assessed and will reassess our investments in our group companies. Assessment of whether a group company is within the scope of FIN 46R, whether a group company is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions regarding the fair value of certain entities and their variable interests. The estimates and assumptions include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights.

Equity Method. Group companies which we do not control, but over whom we exercise significant influence and in which we hold common stock or in-substance common stock as defined in EITF 02-14 (which is further described below), are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company’s voting securities, however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several additional factors, including, among others, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors which may require management to make certain judgmental decisions regarding significant influence.

In July 2004, the EITF reached a consensus on Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”), according to which the equity method of accounting should be applied to investments in common stock and in in-substance common stock if the investor has the ability to exercise significant influence over the operating and financial policies of the investee. EITF 02-14 defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. The provisions of EITF 02-14 were effective beginning in the fourth quarter of 2004. For investments that are not common stock or in-substance common stock, but were accounted for under the equity method of accounting prior to the effective date of EITF 02-14, the equity method of accounting should be discontinued at the effective date. Previously recognized equity method earnings and losses should not be reversed. In certain group companies we invested, among others, in preferred shares which include rights, among others, such as cumulative and participating dividends, dividend preferences and liquidation preferences. Upon adoption of EITF 02-14, we evaluated the impact of its provisions and found that there are no investments that were previously accounted for by the equity method which are not considered to be in-substance-common stock, nor are there investments that are in-substance common stock that were not accounted for under the equity method of accounting prior to the effective date of EITF 02-14 and which should be accounted as such in accordance with EITF 02-14. However, new companies in which we invested in the fourth quarter of 2004, namely Jordan Valley and Impliant, are accounted for at cost notwithstanding our significant influence in such companies, as the investment in these companies is not considered to be in-substance-common stock. In 2005, we invested in Teledata and NuLens. These investments may also be accounted for at cost as these investments may not be considered to be in-substance-common stock. Any assessment of whether we hold in substance common stock in a group company is judgmental in nature and involves the use of significant estimates and assumptions such as assessing the fair value of the subordinated equity of the group company.

We also account for our interests in private equity funds under the equity method of accounting, based on our holding percentage.

Under the equity method of accounting, a group company’s assets and liabilities are not included within our consolidated balance sheet and their results of operations are not reflected within our consolidated statements of operations. However, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our ownership level of the outstanding share capital of the group company. Notwithstanding the above, in circumstances where the equity method is being applied and our ownership in an investee is in the form of a preferred security or other senior security, we recognize equity method losses based on our ownership level in the particular investee security or loan held by us to which the equity method losses are being applied.

Other Methods. Our holdings in companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under three different methods:

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

Business Combinations and Equity Method Purchase Price Allocation

Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to the acquired company’s assets and liabilities, based on their estimated fair values, and the remainder, if any, is attributed to goodwill.

The aggregate purchase price of the shares of Given Imaging purchased during 2004 (see Item 4- “Information on the Company”) of approximately $43.9 million has been allocated as follows: $4.4 million to Given Imaging identifiable net assets, $30.4 million to intangible assets other than goodwill, such as customer base and technology, $1.7 million to in-process research and development activities, and $7.4 million to goodwill. Products which had not received marketing clearance by regulatory authorities as of the acquisition dates, were considered to be incomplete and accordingly the amount allocated to such products was considered to be in-process research and development activities (“IPR&D”). The amount allocated to IPR&D was charged immediately to our results of operations in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”). The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 12 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D, (which amounted in 2004 to approximately $3.2 million), were included as part of our share in the income or losses of our equity investments.

In 2002 we allocated the aggregate purchase price of approximately $103.5 million, resulting from the merger with Elbit and the share purchase of DEP’s shares, to Elbit’s and DEP’s assets based on their estimated fair values. The majority of the purchase price was allocated to Elbit’s holding in Partner and to DEP’s holdings accounted for under the equity method (including holdings through its subsidiary, RDC). An amount of $19.0 million was allocated to goodwill which reflected the anticipated synergies resulted from the combined entity, including anticipated reductions in operational and management costs, the creation of an enhanced platform, a more simplified and efficient organizational structure and greater resources and scope of operations, which would benefit the group companies. Subsequently to the acquisition date and through December 31, 2004, goodwill was reduced by $14.3 million as a result of the reversal of a valuation allowance recorded at the acquisition date in respect of Elbit’s carry forward losses that had accumulated through that date, due to final tax assessments for previous years.

Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangibles acquired, the primary method used was the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which required judgment which can impact our results of operations was estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries which are rapidly evolving and extremely competitive, the value of the intangible assets, including goodwill, their respective useful lives and the investments in companies is exposed to future adverse changes which can result in a charge to our results of operations. In 2004 and 2003, we recorded impairment losses in respect of certain investments of Elbit and DEP, to which we allocated a portion of the purchase price at the time of the aforementioned acquisitions, in the amounts of $1.1 million and $2.5 million, respectively (See also “Other-Than-Temporary Decline in Value of Investments in Group Companies”).

Impairment of Goodwill and Other Intangible Assets

We conduct a goodwill impairment review at least annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important which could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. We test for impairment at a level referred to as a reporting unit. Determining fair value involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we may use a number of valuation methods including quoted market prices, discounted cash flows and revenue multipliers. As mentioned above, these approaches, mainly the discounted cash flow method and revenue multiples method, use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. In 2004, a goodwill impairment charge in the amount of $2.0 million was recorded with respect to the operation of Elron TeleSoft in light of its results of operation in 2004, using the discounted cash flow method to determine the fair value of Elron TeleSoft. As we operate in industries which are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that future goodwill impairment review will not result in an additional charge to our results of operations. At December 31, 2004, consolidated goodwill amounted to approximately $10.3 million.

Other intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value and recoverability, we use significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. In 2004 we recorded impairment charges of other intangible assets of $7.1 million, mainly with respect to Elron TeleSoft in light of its results of operations in 2004 and MediaGate N.V, or MediaGate due to our revised estimate about future royalties to be received in consideration for the sale of its technology. As we operate in industries which are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. At December 31, 2004, consolidated intangible assets, other than goodwill, amounted to approximately $3.0 million.

Other-Than-Temporary Decline in Value of Investments in Group Companies

At the end of each reported period we evaluate whether an other-than-temporary decline in value of an investment in a group company has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value relative to its carrying value, the investment is written down to its fair value by a charge to our results of operations.

An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans and financial statements), the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive, and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries which are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term, and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future. In 2004 and 2003 we recorded write-downs in the amounts of $1.5 million and $4.2 million, respectively, with respect to certain group companies, in 2004 mainly with respect to Textology, Inc., or Textology, 3DV and Ingeneo Ltd. and in 2003 mainly with respect to Cellenium M.C.S Ltd., or Cellenium, and Textology.

Revenue Recognition

Our revenues are derived from our consolidated subsidiaries. Revenues in 2004 and 2003 amounted to $16.3 million and $16.5 million, respectively. Revenues from sales of products and services are recognized after all of the following occurs: the product is delivered, collection is probable, fees are fixed or determinable, vendor-specific objective evidence exists to allocate the total fee to elements of an arrangement and persuasive evidence of an arrangement exists. The determination whether collection is probable is judgmental in nature and based on a variety of factors, including the payment and other terms of the individual customer contract, credit history of the customer, prior dealings with specific customers, and certain other factors. Maintenance revenue is recognized on a straight-line over the term of the contract period.

Income and profit derived from projects related to software development are recognized upon the percentage of completion method, based on the ratio of hours performed to date to estimated total hours at completion. Estimated gross profit or loss may change due to changes in estimates resulting from differences between actual performance and original forecasts. Estimates are reviewed periodically, and the effect of any change in the estimated gross profit for a project is recorded in results of operations in the period in which the change becomes known on a cumulative catch-up basis. Anticipated losses on projects are charged to earnings when identified. A number of internal and external factors affect our subsidiaries cost estimates, including labor rates, revised estimates of uncompleted work, efficiency variances, customers’ specifications and testing requirements changes. If any of these factors were to change, or if different assumptions are used, our results of operations may be affected. In addition, estimates are made as to the total hours at completion. The number of hours may change due to the actual progress on the project. Change in estimates regarding the percentage of completion may affect the results of operations.

Accounting for Income Taxes

At the end of each reported period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be realized through future taxable income and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumptions mainly with respect to our ability to realize investments in our group companies. Our ability to realize investments is mainly dependent upon factors such as the condition of the securities markets and other general economic conditions. As the securities markets for our group companies are highly volatile, changes in our assumptions and estimates may require us to increase the valuation allowance and therefore we may be required to include an expense within the tax provision in our statement of operations.

As of December 31, 2004, net deferred tax assets with respect to the carryforward losses that are more likely than not to be realized in future years amounted to approximately $12.0 million ($7.6 million in 2003). In 2004 we reduced the previous valuation allowance by $29.7 million in respect of losses incurred in prior periods mainly due to the sale of our shares in Elbit Systems and due to final tax assessments for previous years. In 2003 we reduced the previous valuation allowance by $7.3 million, mainly as a result of the merger of the urology units of Galil and Amersham. In addition, in 2003, we reduced the previous valuation allowance by $8.5 million, the majority of which was recorded as a reduction of goodwill since the deferred tax assets related to carryforward losses in Elbit incurred in periods prior to the acquisition of Elbit (see also “Business Combinations and Purchase Price Allocation”).

Deferred tax liabilities amounted as of December 31, 2004, to $47.7 million, mainly with respect to our investment in Partner which is accounted for as available-for-sale securities.

During 2004, we recorded tax expenses in the amount of $15.1 million which was mainly due to the sale of our shares in Elbit Systems. The tax from the sale was largely offset by decreasing our valuation allowance as discussed above. During 2003, we recorded tax expenses of $6.8 million mainly by realizing our deferred taxes due to the sale of shares of Partner, Given Imaging, Zix and 24/7.

Non-Monetary Transactions

The basic principle in APB 29, “Accounting for Non-monetary Transactions” is that the accounting for non-monetary transactions should be based on the fair values of the assets exchanged. The cost of a non-monetary asset acquired in exchange for another non-monetary asset is the fair value of the asset received or the fair value of the asset surrendered to obtain it (if more clearly evident than the asset received). However, in an exchange of similar productive assets, since the culmination of an earning process has not occurred, the exchange should not be recorded at fair value and the asset received should be recorded at the recorded amount of the assets given up. According to EITF 01-2, “Interpretations of APB Opinion No. 29”, transactions by SEC registrants that involve the exchange of a business for any non-monetary asset, including an equity method investment that is not an interest in a joint venture, are not exchanges of productive assets and must be accounted for at fair value unless fair value is not determinable within reasonable limits. In determining whether the asset given up constitutes a business, the guidance in EITF 98-3, “Determining whether a non-monetary transaction involved receipt of productive assets or of a business” should be followed.

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

In determining the fair value of the business transferred by Galil Medical to Oncura , a method of discounted cash flow was used, which includes significant estimates and assumptions. As Oncura operates in an industry which is rapidly evolving and extremely competitive, its value, as well as the value of its intangible assets, including goodwill, can be exposed to future adverse changes which can result in a charge to its, and in turn, to our results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

A.	Operating Results

Basis of Presentation

Consolidation. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:

Year ended December 31,

2004	2003	2002

ESW[1]	ESW[1]	ESW[1]
Elron TeleSoft	Elron TeleSoft	Elron TeleSoft
RDC	RDC	RDC
Galil Medical	Galil Medical	Galil Medical[4]
MediaGate	MediaGate	MediaGate[5]
3DV2
SELA[3]
Starling
[1]	Elron SW Inc., formerly Elron Software Inc., has been liquidated as of December 31, 2004.
[2]	3DV was consolidated following the purchase of a controlling interest during the first quarter of 2004 from other shareholders of 3DV.

[3]	Following the conversion of shareholder loans granted by RDC to SELA at the end of the second quarter of 2004.
[4]	Galil Medical was consolidated following the purchase of a controlling interest during the third quarter of 2002.
[5]	Mediagate was consolidated following the purchase of a controlling interest during the third quarter of 2002.

Equity Method. Our main group companies held by us or through Elbit, DEP and/or RDC accounted for under the equity method of accounting include by us:

Year ended December 31,

2004		2003		2002

Elbit Systems[1]	SELA[1]	Elbit Systems	KIT	Elbit Systems	KIT
Given Imaging	Pulsicom	Given Imaging	3DV	Elbit[3]	Galil
Oncura	Cellact	Oncura[2]	Cellact	DEP[3]	Medical[5]
NetVision		Netvision	Pulsicom	Given Imaging	Avantry
ChipX		ChipX	Avantry	NetVision	3DV
Wavion		Wavion	SELA	MediaGate[4]	Cellenium
Oren Semiconductor		Oren Semiconductor		ChipX	Pulsicom
AMT		AMT		Wavion	CellAct
Notal		Notal		Oren Semiconductor	SELA
AMT

1	Through June 30, 2004
2	Since July 1, 2003
3	Through the completion of the merger with Elbit and purchase of DEP - May 15, 2002
4	Through June 30, 2002

Year Ended December 31, 2004 compared to Year Ended December 31, 2003.

The following tables set forth our results of operations in the reported period:

	Year ended December 31,

	2004	2003

	(millions of $, except per share data)
Net income (loss)	84.1	(7.2)
Net income (loss) per share	2.87	(0.25)

The net income we reported in 2004 included the following main factors:

(i)

a gain, net of tax, of approximately $91.5 million resulting from the sale of our holdings in Elbit Systems for approximately $196.6 million. This gain includes approximately $21.6 million resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods. The decrease in our previous valuation allowance was made in light of the transaction, following which we revised our estimate about the realizability of deferred tax;

(ii)

a gain, net of tax and minority interest, of approximately $6.7 million from the sale of Given Imaging’s shares by RDC and the decrease in our direct and indirect interest in Given Imaging following the completion of Given Imaging’s secondary public offering;

(iii)	a gain of approximately $5.3 million resulting from the sale of our shares in KIT to a subsidiary of Laureate
(iv)	a gain, net after tax, of approximately $3.6 million resulting from the sale of 854,701 Zix shares for an aggregate consideration of $8.1 million; and
(v)	a tax benefit in the amount of approximately $2.9 million due to the change in the corporate tax rate in Israel enacted in 2004.

Additional factors that positively affected 2004 results were the following:

(i)	The sale of the businesses of ESW and MediaGate in 2003 and the sale of our holding in KIT (our share in the losses of these companies accounted for an aggregate loss of $10.4 million in 2003);
(ii)

the decrease of $3.2 million in our share in Galil Medical’s operating losses following the formation of Oncura as a result of the merger of its urology unit and that of Amersham plc (Amersham was subsequently acquired by General Electric Company ; and

(iii)	our share in the net income reported for the first time by Given Imaging in the amount of $0.5 million in 2004, compared to $1.8 million loss in 2003.

These were offset by the following factors:

(i)	a write-off of IPR&D related to the acquisition of additional shares of Given Imaging in the amount of $1.7 million;
(ii)	an increase in Elron Telesoft’s losses from $2.1 million in 2003 to $7.9 million in 2004 which include impairment charges in the amount of $4.9 million;
(iii)	a $2.7 million loss, net of tax, resulting from the write-off of future royalties to be received by MediaGate from Telrad in connection with the sale of MediaGate business to Telrad in 2003;
(iv)	a $2.0 million loss representing the funding of NetVision’s previous years’ losses; and
(v)

the effect of the sale of our holding in Elbit Systems in the third quarter of 2004, following which we ceased including our share in its net income (Elbit Systems accounted for $9.1 million of income in 2003 and for $4.7 million of income in 2004 through the date of its sale).

Reportable Segments

Subsequent to the sale of the business of ESW on September 2, 2003 to Zix, our reportable segments are i) The Systems and Projects Segment - Elron TeleSoft; and ii) Other holdings and the corporate operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and corporate operations, which provide the strategic and operational support to the group companies. Prior to September 2, 2003, we operated through ESW in a third business segment – Internet Products – which has been reclassified as discontinued operations. ESW has been liquidated as of December 31, 2004.

At December 31, 2004, our main group companies were classified into the following segments:

	Systems and projects	Other holdings and corporate operations

Consolidated	Elron TeleSoft	RDC; Galil Medical; 3DV, Starling; SELA; MediaGate
Equity basis		Given Imaging; Oncura; NetVision; ChipX; Oren; Notal; Wavion; AMT; Pulsicom; CellAct.
Cost		Jordan Valley; Impliant; Avantry
Available-for-sale		Partner, Elbit Vision Systems

The following tables reflect our consolidated data by reported segments:

	Systems and projects - Elron TeleSoft	Other holdings and corporate operations	Discontinued operations of Internet products - Elron SW	Consolidated

	(millions of $)
	Year ended December 31, 2004

Income*	5.1	137.9	–	143.0
Costs and expenses	13.0	26.2	–	39.2
Income (loss) from continuing operations	(7.9)	92.5	–	84.6
Net income (loss)	(7.9)	92.5	**(0.5)	84.1

	Year ended December 31, 2003

Income*	7.4	40.9	–	48.3
Costs and expenses	9.5	28.0	–	37.5
Loss from continuing operations	(2.1)	(4.8)	–	(6.9)
Net loss	(2.1)	(4.4)	**(0.7)	(7.2)

* Income in the other holdings and corporate operations includes net losses from equity investments.

** The composition of the discontinued operation of ESW is as follows:

	Year ended December 31,

	2004	2003

	(millions of $)
Loss from operations	(0.5)	(4.8)
Gain on disposal	–	4.1
Loss from discontinued operations	(0.5)	(0.7)

Systems and Projects - Elron TeleSoft

Elron TeleSoft is focused on telecommunications network management and revenue assurance products. The following table sets forth the operating results of Elron TeleSoft:

	Year ended December 31,

	2004	2003

	(millions of $)
Net revenues	5.1	7.4
Cost of revenues	3.4	4.6
Gross profit	1.7	2.8
Operating expenses*	3.1	2.6
Amortization of other assets	0.6	0.8
Restructuring charges, net	0.2	–
Impairment of long-lived assets	2.9	–
Impairment of goodwill	2.0	–
Operating loss	(7.1)	(0.6)
Finance expenses, net	0.8	1.5
Net loss	(7.9)	(2.1)

*Excluding amortization of other assets, impairment charges and restructuring charges which are presented separately.

Net Revenues. Elron TeleSoft’s net revenues in 2004 decreased by $2.3 million, or 31%, to $5.1 million, compared to $7.4 million in 2003. The decrease resulted mainly from the decrease in revenues derived from sale of third parties’ products as well as in license and project revenues, mainly due to longer sale cycles in its efforts to penetrate the international market with its new revenue assurance line of products.

Cost of revenues. Cost of revenues of Elron TeleSoft in 2004 were $3.4 million, representing a gross margin of 33%, compared to $4.6 million in 2003, representing a gross margin of 38%. The decrease in the gross margin resulted mainly from changes in revenue mix.

Operating expenses. Elron TeleSoft’s operating expenses (excluding amortization of other assets, impairment charges and restructuring charges which are presented separately) in

2004 were $3.1 million, an increase of 19% over the $2.6 million in 2003. The increase in operating expenses resulted from an increase in development expenses of the company’s new revenue assurance line of products and an increase in sales and marketing expenses associated with launching these products to the international market.

Restructuring expenses. In response to its operating results and in an effort to adjust its operations to the decrease in revenues, Elron TeleSoft underwent a restructuring program in the third quarter of 2004 which included workforce reduction of 15% across all functions of the organization. Restructuring expenses amounted to $0.2 million.

Impairment charges. In light of Elron TeleSoft’s results of operations and its difficulties in penetrating international markets, Elron Telesoft tested for impairment its technology and fixed assets and subsequently the goodwill associated with its operations, resulting in an impairment loss of $2.9 million and $2.0 million relating to the technology and property and equipment and goodwill, respectively.

Operating loss. As a result of all the above, Elron TeleSoft’s operating loss increased to $7.1 million in 2004 compared to $0.6 million in 2003.

Finance expense, net. Finance expenses decreased to $0.8 million in 2004 compared to approximately $1.5 million in the same periods in 2003. The decrease in finance expenses resulted mainly from the significant decrease in loan balances following the repayment of $51.1 million of bank loans by Elron TeleSoft (financed by an investment by us) during 2004.

The ability of Elron TeleSoft to increase its revenues and improve its operating results in the near future is dependent upon general economic conditions and, in particular, on an increase in telecom capital expenditure, its ability to penetrate the international market and whether its efforts to bring enhanced and new products to market are successful.

Other Holdings and Corporate Operations Segment

The other holdings and corporate operations segment includes our holdings in subsidiaries, affiliates and other companies engaged in various fields of advanced technology, and corporate operations which provide strategic and operational support to the group companies. The following table sets forth this segment’s operating results:

	Year ended December 31,

	2004	2003

	(millions of $)
Net revenues	11.3	9.2
Net loss from equity investments	(10.5)	(8.7)
Gain from disposals of businesses and affiliated companies and changes in holdings in affiliated companies, net	132.4	25.8
Other income, net	4.7	14.6
Total income	137.9	40.9
Cost of revenues	6.3	5.6
Operating expenses*	17.0	22.9
Amortization of other assets	0.1	0.3
Impairment of long-lived assets	4.2	–
Finance income, net	(1.4)	(0.8)
Total costs and expenses	26.2	28.0
Income from continuing perations before tax on income	111.7	12.9
Tax on income	(15.1)	(6.8)
Minority interest	(4.1)	(10.9)
Income (loss) from continuing perations	92.5	(4.8)
Gain from discontinued operations	–	0.4
Net gain (loss)	92.5	(4.4)

*Excluding amortization of other assets and impairment charges which are presented separately.

Income

Net revenues. Net revenues of the other holdings and corporate operations segment consisted of sales of products and services by our subsidiaries, mainly Galil Medical and SELA (which results have been consolidated since July 1, 2004). The following table sets forth the segment revenues:

	Year ended December 31,

	2004	2003

	(millions of $)
Galil Medical	7.6	7.6
SELA	3.3	–
MediaGate	–	1.5
Other	0.4	0.1
	11.3	9.2

Galil Medical’s revenues are derived mainly from the supply of cryo products and R&D services to Oncura, in which it has a 25% ownership interest, as a result of the merger of the urology therapy units of Galil Medical and GE on July 1, 2003.

SELA recorded revenues of $5.1 million in 2004 (of which $3.3 million were in the second half of 2004) compared to $4.3 million in 2003.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under “Basis of Presentation”). The share in net losses of affiliated companies amounted to $10.5 million in 2004, as compared to $8.7 million in 2003.

As a result of the completion of the sale of our holding in Elbit Systems during the third quarter of 2004, our share in net income of Elbit Systems was included through the end of the second quarter of 2004 based on Elbit Systems’ unaudited financial report as of June 30, 2004 and amounted to $4.7 million. Our share in the net income of Elbit Systems in 2003 amounted to $9.1 million. Elbit Systems revenues in 2004 through the end of the second quarter amounted to $445.3 million as compared to $420.9 million in the first half of 2003 and its net income amounted to $24.0 million as compared to $21.5 million in the same periods of 2003.

Highlights of the Results of Operations of Our Major Affiliates:

Given Imaging (a 20% holding directly and indirectly through RDC). Given Imaging’s revenues in 2004 were $65.0 million, an increase of 60.4% over the revenues recorded in 2003 of $40.5 million. As of December 31, 2004, cumulative unit sales of Given Imaging capsule for the small intestine had reached 171,800 and its installed base reached more than 1,300 workstations in the United States and approximately 2,300 worldwide. Given Imaging’s gross profit increased to 72.7% of revenues in 2004 compared to 66.6% in 2003 and it reported for the first time in its history net income of $2.9 million in 2004, compared to a net loss of $9.6 million in 2003.

During the second quarter of 2004, Given Imaging completed a secondary offering to the public in which it raised net proceeds of $44.3 million. In addition, Given Imaging entered into an exclusive sales representation and co-promotion agreement with Ethicon Endo-Surgery, Inc., a Johnson & Johnson company, according to which Ethicon has exclusive rights to market Given Imaging’s Pillcam™ ESO video capsule for visualization of the esophagus. Following FDA clearance to market the PillCam™ ESO in late November and through December 31, 2004, more than 3,400 PillCam ESO capsules were sold.

Oncura (a 25% holding through Galil). Oncura commenced its operations on July 1, 2003 following the completion of the merger of the urology therapy units of Galil and GE which created Oncura. Oncura markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment. Oncura’s revenues in 2004 amounted to $68.8 million and its net loss amounted to $2.2 million. Oncura’s revenues in the period since commencing operation and trough December 31, 2003 amounted to $31.4 million and its net loss amounted to $0.9 million.

Notal (a 26% holding). Notal, a medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD), formally launched its product in October 2004 through Carl Zeiss Meditec Inc., one of the leading manufacturers of professional optics equipment. In 2004 Notal’s revenues amounted to approximately $1.0 million, as compared to $0.9 million in 2003, and its net loss amounted to $1.6 million, the same as in 2003.

NetVision (a 46% holding as of December 31, 2004). NetVision provides Internet services and solutions in Israel. The other major shareholder of NetVision is our largest shareholder, DIC, which also holds 46% of NetVision, following DIC’s purchase of NetVision shares from Tevel International Communications Ltd., or Tevel, in March 2004. In 2004 NetVision continues to experience increased competition in gaining broadband Internet services market share, resulting from the transition of customers to broadband Internet services. Nonetheless, NetVision revenues increased in 2004 by 7.6% to $70.5 million from $65.5 million in 2003 and its customer base at December 31, 2004 reached approximately 390,000 (of which approximately 225,000 were connected through broadband) compared to 341,000 at December 31, 2003 (of which approximately 146,000 were connected through broadband). NetVision’s operating income increased by 47.2% to $7.3 million in 2004 compared to $5.0 million in 2003 and its net income increased to $4.3 million in 2004 compared to $1.0 million in 2003. NetVision’s operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision’s NIS figures into US dollars at the representative rate of exchange prevailing December 31, 2004 according to which $1.00 equaled NIS 4.308.

NetVision’s future period results will continue to be affected mainly by the highly competitive broadband market environment in Israel, and whether Internet access prices will continue to decrease or will stabilize.

On August 3, 2004, NetVision received a license from the Israeli Ministry of Communications to provide international telephony services, which NetVision commenced to provide through Voice over IP technology (VoIP) in the fourth quarter of 2004.

During 2004, we and DIC each granted NetVision a $5.3 million loan, in order to enable NetVision to repay its line of credit to one of its lending banks and to set up its international telephony services. As a result of the extension of the original repayment period of the loans and in accordance with EITF 02-18, we recorded a portion of the loan, in the amount of $2.0 million, as a loss, representing the funding of NetVision’s previous years’ losses.

On May 19, 2005, NetVision completed its initial public offering on the TASE in Israel of shares and convertible securities. We and DIC each converted approximately $3.1 million of loans into equity of NetVision immediately prior to the offering, and NetVision repaid the balance of the loans to us and DIC in the amount of $2.4 million each following completion of the offering (see under Item 4, Information on the Company). As of May 31, 2005, we held approximately 39% of NetVision.

Wavion (a 38% holding). Wavion is a developer of broadband wireless access systems for wireless LANs. Following a financing round led by Sequoia Seed Capital in which Wavion raised $12.5 million in the second half of 2003, Wavion directed resources away from its subcontracting activities to R&D activities, resulting in a decrease in revenues from subcontracting services in 2004 to $0.1 million compared to $1.8 million in 2003 and an increase in its net loss which amounted to $6.3 million in 2004 compared to $1.7 million in 2003.

ChipX (a 27% holding). ChipX is a manufacturer of late stage programmable application-specific integrated circuits, or structured ASICs. ChipX’s revenues in 2004 increased by 18% to $16.2 million from $13.7 million in 2003, primarily due to the launch of new products and the recovery in the semiconductor industry, and its net loss in 2004 decreased to $5.6 million from $7.8 million in 2003. In March 2004, ChipX raised $12.0 million in a private placement, led by a new investor, Vantage Point Venture Partners, the proceeds of which are being used to finance its sales and marketing efforts and development investments in its structured ASIC technology.

Oren (a 41% holding as of December 31, 2004). On June 12, 2005, we sold all of our holdings in Oren (see item 4, Information on the Company). Oren is a developer of integrated circuits for digital broadcasting. In 2004, Oren’s revenues amounted to $3.1 million, compared to $4.4 million in 2003, mainly as a result of a decrease in product revenues due to delay in product development, and its net loss in 2004 amounted to $4.8 million compared to $4.6 million in 2003. In 2003, Oren completed an $8.0 million financing round from existing shareholders and from Zoran Corporation, the second strategic investor in Oren after Sony Corporation invested in April 2001. Zoran and Oren have agreed to cooperate to sell Oren’s front-end solution with Zoran’s back-end chips to major players in the digital television market.

AMT (a 40% holding). The AMT group develops technologies and products based on amorphous metals. AMT’s two main operating subsidiaries are AHT, which uses amorphous metals for heating products, and ACS, which uses amorphous metals for identification, authentication and anti-shoplifting solutions. During 2004 AMT completed a private placement of $6.0 million, in which an international strategic partner invested $3.0 million and we invested an additional $3.0 million. AMT’s consolidated revenues in 2004 amounted to $2.6 million, compared to $1.3 million in 2003 and its net loss in 2004 amounted to $3.0 million, compared to $3.5 million in 2003.

We expect that most of our group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Therefore, we anticipate that our share in the results of our group companies will continue to negatively affect our results of operations to the extent they are reported under the equity or consolidation method of accounting. In addition, following the sale of our holding in Elbit Systems in 2004 which positively contributed to our net income in previous periods, and in light of expected investments in new companies, to the extent they will be accounted for under the equity method of accounting, our share in the net losses of our group companies is expected to increase.

Results of operations of significant group companies which are accounted for other than under the equity method of accounting.

Partner (an 8.6% holding as of December 31, 2004). Our investment in Partner is accounted for as available-for-sale securities, and Partner’s results do not affect our results of operations. Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. At December 31, 2004, the market value of our investment in Partner amounted to approximately $136.2 million; however, as described under Item 4, Information on the Company, on April 20, 2005, we completed the sale to Partner of 12,765,190 Partner shares for approximately $94 million. As of May 31, 2005, following the sale, our beneficial holding in Partner was approximately 2% with a market value of approximately $25.8 million, almost all of which is subject to transfer restrictions under Partner’s Israeli communications license but are no longer pledged.

The following are highlights of the results of operations of Partner for 2004 (all figures below are convenience translations of Partner’s nominal New Israeli Shekel (NIS) figures into US dollars at the rate of the exchange prevailing at December 31, 2004 according to which $1.00 equaled NIS 4.308):

Partner’s revenues in 2004 increased to $1,193.3 million, up 15.1% from $1,037.1 million in 2003. The increase was mainly due to increased revenues from services (including data and content) and equipment. Partner’s subscriber base at the end of 2004 was 2,340,000 as compared to 2,103,000 at the end of 2003. At the end of 2004 Partner launched its 3G network in the central part of Israel.

Partner’s operating income in 2004 increased to $236.6 million from $198.4 million in 2003, an increase of 19.2%. Operating income in 2004, as a percentage of revenues, increased to 19.8% versus 19.1% in 2003.

Partner’s income before tax in 2004 increased to $176.1 million from $122.9 million in 2003, an increase of 43.3%.

Partner’s net income in 2004 was $109.5 million, as compared to $269.9 million in 2003. The decrease in Partner’s net income in 2004 resulted primarily from the utilization of its accumulated tax loss carry forward and the creation of deferred tax asset in 2003 in the amount of $146.9 million.

Jordan Valley (a 28% holding). Jordan Valley is engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Jordan Valley’s revenues in 2004 increased to $8.3 million from $3.2 million in 2003, primarily due to the launch of new products for the semiconductor industry, and its net loss in 2004 decreased to $0.7 million from $2.5 million in 2003.

Impliant (a 28% holding). Impliant is engaged in the development of an innovative posterior motion preservation system for spine surgery and a line of cushion-bearing joint arthroplasty products. Impliant’s net loss in 2004 amounted to $3.3 million, compared to $2.3 million in 2003, mainly as a result of increase in research and development expenses.

Gains from Disposals of Businesses and Affiliated companies and Changes in Holdings in Affiliated Companies. Our gains from disposals of businesses and affiliated companies and changes in holdings in affiliated companies amounted to $132.4 million in 2004 compared to $25.8 million in 2003.

The gain in 2004 consisted primarily from the following: (i) a $104.6 million gain (which after income taxes amounted to $91.5 million) resulting from the sale of our holding in Elbit Systems (we used Elbit Systems’ unaudited financial report as of June 30, 2004 in order to record the carrying value of our investment in Elbit Systems as of the date of sale and to determine the gain resulting from the sale); (ii) a $15.2 million gain (which after minority interest and income taxes amounted to $6.7 million) resulting from the sale of 300,000 shares of Given Imaging by RDC and the decrease in our direct and indirect interest in Given Imaging following Given Imaging’s secondary public offering; (iii) a $5.3 million gain from the sale of our share of KIT to a subsidiary of Laureate for a cash payment of $9.4 million (from which we received $5.7 million) and a potential future payment of up to an additional $10.0 million based on earnings of KIT in 2006 and 2007 (from which our share will be up to $5.7 million); (iv) a gain of $5.8 million (which after minority interest and income taxes amounted to $1.4 million) resulting from the sale of 200,000 shares of Given Imaging in connection with the purchase by RDC of treasury shares amounting to approximately 3% of its outstanding shares from one of its shareholders (a former senior executive of RDC) ; and (v) a gain of $0.6 million resulting from the exercise of a call option granted to the chairman of our board of directors to purchase 21,751 shares of Given Imaging for the aggregate exercise price of approximately $49,000.

The gain in 2003 was mainly due to the gain from the merger of the urology therapy business of Galil Medical and GE in the amount of approximately $21.2 million (which after minority interest and income taxes amounted to $4.4 million) and the $4.5 million gain from the sale of 753,600 shares of Given Imaging held by RDC for approximately $7.8 million and changes in holding in Given Imaging as a result of exercise of options.

Other Income (expenses), net. Other income, net, amounted to $4.7 million in 2004 compared to $14.6 million in 2003. The gain in 2004 included mainly a $5.4 million gain, before tax, from the sale of 854,701 shares of Zix (Nasdaq: ZIXI) which were received in consideration for ESW’s assets and business sold to Zix in 2003, a $0.5 million loss representing the funding of 3DV’s previous years’ losses and $0.8 million write down of investment, mainly with respect to Textology.

The gain in 2003 resulted primarily from the following: (i) the sale of 6,278,226 Partner shares for approximately $29.3 million which resulted in a $11.1 million gain before tax; (ii) the sale of 1,117,155 shares of Zix for approximately $9.0 million which resulted in a $4.8 million gain before tax; and (iii) a $2.0 million gain, before tax, from the sale of all the shares of 24/7 Real Media shares (Nasdaq: TFSM) for approximately $5.2 million. These gains were partially offset by $3.7 million of write-downs mainly with respect to Cellenium and Textology.

Finance income, net. Finance income, net, amounted to $1.4 million in 2004 compared to $0.8 million in 2003. The increase in finance income was primarily due to the increase in cash balances following the completion of the sale of our holding in Elbit Systems for $196.6 million.

Expenses

Cost of revenues. Cost of revenues amounted to $6.3 million, compared to $5.6 million in 2003, which consisted primarily of expenses related to salaries, materials, subcontractors and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical, MediaGate, 3DV (the results of which have been consolidated since January 1, 2004) and SELA (the results of which have been consolidated since July 1, 2004).

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our subsidiaries, mainly Galil Medical, MediaGate, 3DV (the results of which have been consolidated since January 1, 2004) and SELA (the results of which have been consolidated since July 1, 2004), and of our and RDC’s corporate operations. The following table sets forth the segment operating expenses. The operating expenses presented below for 2004 exclude impairment and amortization of other assets in the amount of $0.1 million ($0.3 million in 2003), which also constitute part of operating expenses under US GAAP but for presentation purposes is included as a separate item:

	Year ended December 31,

	2004	2003

	(millions of $)
Corporate	7.3	7.1
Galil Medical	2.8	10.7
SELA	1.6	–
MediaGate	–	3.1
Starling	1.6	–
3DV	1.2	–
Other (mainly RDC)	2.5	2.0
	17.0	22.9

Operating expenses of Galil Medical in 2004 decreased to $2.8 million from $10.7 million in 2003, resulting in operating loss of $0.1 million, compared to $7.6 million in 2003. The decrease in Galil Medical’s operating expenses and operating loss was mainly due to the merger of the urology therapy units of Galil Medical and Amersham, which resulted in a significant decrease in Galil Medical’s marketing and selling expenses. Galil started at the end of 2004 to develop its cryotherapy technology for application in the women’s health field and its results of operations in 2005 will be affected by the increase in research and developments costs relating to the development of the new cryotherapy applications.

The decrease in MediaGate’s operating expenses resulted from the sale of its assets and business to Telrad in January 2004, following which MediaGate ceased its operations.

SELA’s operating expenses amounted to $2.9 million in 2004 (of which $1.6 million were incurred in the second half of 2004), compared to $2.4 million in 2003 and its net income amounted to $0.2 million, compared to $0.1 million.

Impairment. An impairment charge of $4.2 million ($2.7 million net of tax) was recorded with respect to future royalties to be received by MediaGate from Telrad in connection with the sale of MediaGate’s business in January 2004 to Telrad. The write-off was due to our revised estimate about the realizability of future royalties. However, MediaGate’s bank loan in the amount of approximately $2.6 million, which is secured by a first ranking pledge over these future royalties and which is not guaranteed by us, was not written-off even though it can only be repaid from royalties to be received from Telrad. This is in accordance with SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - A Replacement of FASB Statement 125”, which allows derecognition of a liability only if it has been extinguished, either through payment or when the debtor is legally released from being the primary obligor under the liability. We are currently holding discussions with the bank as to reaching an agreement that will legally release Mediagate from being the primary obligor under the loan. If and when the loan is extinguished, we could record a gain in the amount of the loan of up to approximately $2.6 million.

Income Taxes. Income taxes, net, in 2004 were $15.1 million, which included mainly $13.1 million of income taxes with respect to the gain resulted from the sale of our holdings in Elbit Systems (which includes an offset of $21.6 million due to the reduction in our valuation allowance with respect to previous years’ losses), $6.7 million resulting from the secondary public offering of Given Imaging and the purchase of treasury stock in RDC in consideration for distribution of Given Imaging’s shares and $1.8 million resulting from the sale of Zix shares. These amounts were offset primarily by a tax benefit in the amount of $2.9 million due to the change in the Israeli tax rate enacted in 2004, which gradually reduces the corporate tax rate in Israel from 36% in 2003 to 30% in 2007, a $2.4 million tax benefit with respect to corporate expenses, net and $1.5 million tax benefit related to the impairment of future royalties to be received by MediaGate from Telrad.

Income taxes, net, in 2003 were $6.8 million, which included mainly $7.0 million of income taxes with respect to the sale of shares of Partner, Given Imaging and 24/7 as well as with respect to the merger of the urology therapy units of Galil Medical and Amersham and a tax benefit of $1.7 million mainly with respect to corporate expenses, net.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

The following tables set forth our results of operations in the reported period:

	Year ended December 31,

	2003	2002

	(millions of $, except per share data)
Net loss	(7.2)	(41.6)
Net loss per share	(0.25)	(1.58)

Our net loss in 2003 decreased significantly as compared to the net loss in 2002 mainly as a result of the following factors:

(i)	a gain, net after tax, of approximately $7.1 million, resulting from the sale of 6,278,226 Partner shares in 2003;
(ii)	our share in the gain resulting from the merger in 2003 of the urology therapy units of Galil Medical and Amersham in the amount of approximately $4.4 million;
(iii)

a gain of approximately $4.1 million resulting from the sale of substantially all of ESW assets and business to Zix in 2003 in consideration for 1,709,402 Zix shares and a $1.0 million convertible note and a gain, net after tax, of approximately $3.2 million resulting from the subsequent sale of 1,117,155 Zix shares, including 262,454 shares resulting from the conversion of the note; and

(iv)

a decrease, net, of approximately $19.7 million in losses recorded with respect to our group companies, of which $12.7 million was due to a decrease in losses with respect to certain group companies which were sold or discontinued their operations in the second half of 2002 as part of the reorganization of Elron, Elbit, and DEP group companies following the completion of our merger with Elbit and the acquisition of DEP shares. The remainder of the decrease reflects the improvements in the results of operation of most of our group companies, mainly Given Imaging as a result of its revenue growth, and the decrease in the net losses of ESW (which business was sold on September 2, 2003) and Elron TeleSoft, as a result of restructuring and cost reduction programs undertaken by them.

Pro forma results. Pro forma net loss for 2002, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil Medical and in MediaGate as if these transactions had been in effect at January 1, 2002, amounted to approximately $54.6 million, or $1.88 per share, compared to the net loss in 2003 of approximately $7.2 million, or $0.25 per share. The following factors contributed to the significant decrease in net loss:

(i)	an increase in gains we recorded with respect to realization of investments by way of selling shares in the open market and by way of merger and acquisition transactions as mentioned above;
(ii)

the decrease, net, in losses with respect to our group companies in the amount of $30.6 million, of which $20.9 million was due to a decrease in losses with respect to certain group companies which were sold or discontinued their operations in the second half of 2002 as part of the reorganization of Elron, Elbit, and DEP group companies following the completion of our merger with Elbit and the acquisition of DEP;

(iii)	non-recurring merger expenses in the amount of $3.6 million which are reflected in the pro forma net loss in 2002; and
(iv)	the corporate operating expenses in 2003 were lower by $0.9 million than the pro-forma corporate operating expenses in 2002.

Reportable Segments

Subsequent to the sale of ESW on September 2, 2003 our reportable segments are i) The Systems and Projects Segment - Elron TeleSoft; and ii) Other holdings and the corporate operations.. Prior to September 2, 2003, we operated indirectly through ESW in a third business segment – Internet Products – which has been reclassified as discontinued operations.

At December 31, 2003, the main group companies were classified into the following segments:

	Internet products (Discontinued operations)	Systems and projects	Other holdings and corporate operations

Consolidated	ESW	Elron TeleSoft	RDC; Galil Medical; MediaGate

Equity basis			Elbit Systems; NetVision; ChipX; Wavion; KIT; Pulsicom; Given Imaging; Witcom; 3DV; CellAct; AMT; Notal; Oren; Oncura

Marketable securities presented as available-for-sale			Partner; Elbit Vision System; Zix

The following tables reflect our consolidated data by reported segments:

	Internet products - Elron SW (Discontinued operations)	Systems and projects - Elron TeleSoft	Other holdings and corporate	Consolidated

	(millions of $)
	Year ended December 31, 2003

Income*	–	7.4	40.9	48.3
Costs and expenses	–	9.5	28.0	37.5
Loss from continuing operations	–	(2.1)	(4.8)	(6.9)
Income (loss) from discontinued operations	(0.7)	–	0.5	0.2
Net loss	(0.7)	(2.1)	(4.4)	(7.2)

	Internet products - Elron SW (Discontinued operations)	Systems and projects - Elron TeleSoft	Other holdings and corporate	Consolidated

	(millions of $)
	Year ended December 31, 2002

Income*	–	10.1	(13.0)	(2.9)
Costs and expenses	–	15.9	17.1	33.0
Loss from continuing operations	–	(5.9)	(24.3)	(30.2)
Loss from discontinued operations	(8.6)	–	(2.8)	(11.4)
Net loss	(8.6)	(5.9)	(27.1)	(41.6)

*	Income in the Other holdings and corporate operations includes net losses from equity investments

Internet Products - ESW – Discontinued operations

ESW, which was focused on web access control and e-mail content filtering for organizations, sold substantially all of its assets and business to Zix, and accordingly, its 2003 results of operations and the gain on the sale have been classified as discontinued operations and prior periods have been reclassified respectively.

The following table sets forth the composition of the discontinued operating of ESW:

	Year ended December 31,

	2003	2002

	(millions of $)
Gain (loss) from discontinued operations:
Loss from operations	(4.8)	(8.6)
Gain on disposal	4.1	–
Loss from discontinued operations	(0.7)	(8.6)

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

Systems and Projects - Elron TeleSoft

Elron TeleSoft is focused on telecommunications network management and revenue assurance products. The following table sets forth the operating results of Elron TeleSoft:

	Year ended December 31,

	2003	2002

	(millions of $)
Net revenues	7.4	10.1
Cost of revenues	4.6	8.0
Gross profit	2.8	2.1
Operating expenses*	2.6	4.3
Amortization of other assets	0.8	0.8
Restructuring charges, net	–	1.3
Operating loss	(0.6)	(4.3)
Finance expenses, net	1.5	1.5
Tax on income	–	0.1
Net loss	(2.1)	(5.9)

*	Excluding amortization of other assets and restructuring charges, net, which are presented separately.

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

Other Holdings and Corporate Operations Segment

The following table sets forth this segment’s operating results:

	Year ended December 31,

	2003	2002

	(millions of $)
Net revenues	9.2	5.1
Net loss from equity investments	(8.7)	(24.2)
Gain from disposals of businesses and affiliated companies and changes in holdings in affiliated companies, net	25.8	6.9
Other income (expenses), net	14.6	(0.8)
Total income (loss)	40.9	(13.0)
Cost of revenues	5.6	2.7
Operating expenses*	22.9	15.3
Amortization of other assets	0.3	0.2
Restructuring charges, net	–	0.4
Finance income, net	(0.8)	(1.5)
Total costs and expenses	28.0	17.1
Income (loss) from continuing operations before tax benefit (taxes on income)	12.9	(30.1)
Tax benefit (taxes on income)	(6.8)	3.0
Minority interest	(10.9)	2.8
Loss from continuing operations	(4.8)	(24.3)
Gain (loss) from discontinued operations	0.4	(2.8)
Net loss	(4.4)	(27.1)

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

Income

Net revenues. Net revenues of the other holdings and corporate operations segment consisted of sales of products and services by our subsidiaries, Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002. The following table sets forth the segment revenues:

	Year ended December 31,

	2003	2002

	(millions of $)
Galil Medical*	7.6	3.0
MediaGate*	1.5	2.1
Other	0.1	–
	9.2	5.1

*	Through June 30, 2002 the results of these companies were presented under the equity method.

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

MediaGate’s revenues from selling advanced messaging systems decreased to approximately $1.5 million in 2003 compared to $2.6 million in 2002 as a result of the slow adoption of advanced messaging technology by telecommunications operators as well as by the competition from more established companies in the market with larger resources, which led MediaGate to sell its technology and related intellectual property assets to Telrad at the beginning of 2003.

Share in net losses of affiliated companies

Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under “Basis of Presentation”). The share in net losses of affiliated companies amounted to $8.7 million in 2003 compared to $24.2 million in 2002.

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

(ii)      The decrease in losses we recorded with respect to affiliated companies which were sold in the amount of $4.2 million and the decrease in our share in net losses of group companies whose results improved, mainly Given Imaging and Oren, in the amount of $1.5 million.

The above decrease was partially offset by a $2.6 million increase in our share in the losses of new group companies which are accounted under the equity method, mainly AMT, Notal Vision and Oncura.

Highlights of the Results of Operations of Our Major Affiliates (All percentages of holdings are shown as of December 31, 2003):

Elbit Systems (a 20% holding). Elbit Systems develops, manufactures and integrates advanced high-performance defense electronic systems. Our share in the net income of Elbit Systems amounted to $9.1 million in 2003, compared to $9.5 million in 2002.

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

Elbit Systems’ operating income in 2003 was $54.3 million (6% of revenues) compared to $57.8 million (7% of revenues) in 2002.
Elbit Systems’ net income in 2003 was $45.9 million (5.1% of revenues) compared to $45.1 million (5.5% of revenues) in 2002.

Given Imaging (a 17% holding directly and indirectly through RDC). Given Imaging recorded revenues of $40.5 million in 2003, an increase of 40.3% over the revenues recorded in 2002 of $28.9 million, and a gross profit of 66.6%, compared to 58.8% in 2002. Revenue growth was driven by continued installations of new systems, expansion in reimbursement coverage and the removal of the “adjunctive tool” qualifier from its label, enabling Given Imaging to market its product as a first line tool in diagnosing disorders of the small bowel. Given Imaging’s net loss decreased in 2003 to $9.6 million, compared to $18.3 million in 2002, resulting mainly from increased revenues. In the fourth quarter of 2003, Given Imaging had sales of $12.5 million, a net loss of $0.6 million and positive cash flow for the first time in its history of $0.9 million.

Notal (a 24% holding). In January 2003, we completed a new investment of $2.0 million, out of $4.5 million raised by Notal. In 2003, Notal commenced selling its product pursuant to its distribution agreement with its strategic partner, Carl Zeiss Meditec Inc., one of the leading manufacturers of professional optics equipment, and recorded revenues of $0.9 million, and its net loss amounted to $1.6 million, consisting mainly of research and development costs.

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

NetVision (a 46% holding). In 2003 NetVision changed its operating currency to NIS. Accordingly, all figures below are translations for convenience purposes of NetVision’s NIS figures into U.S. dollars at the representative rate of exchange prevailing at December 31, 2003 according to which $1.00 equaled NIS 4.379.

In 2003, NetVision experienced increased competition in gaining broadband communication market share resulting from the transition of customers to broadband communication from narrow-band dial-up connections. Nevertheless, NetVision recorded an increase of 8% in revenues to $64.6 million, from $59.8 million in 2002 and its operating income increased to $4.7 million, compared to $3.4 million in 2002. However, due to higher finance expenses in 2003, NetVision’s net income decreased to $0.8 million compared to $2.9 million in 2002. As of December 31, 2003, NetVision had a customer base of approximately 357,000 compared to 340,000 at the end of 2002.

Wavion (a 38% holding). In 2002, as a result of the downturn in the broadband wireless communications market, which delayed the release of Wavion’s products, Wavion significantly reduced its research and development expenses and began to sell subcontracting services for the development of wireless sub-systems. In 2003, Wavion completed a financing round led by Sequoia Seed Capital, raising $12.5 million out of which we invested $3 million, and subsequently directed resources away from its subcontracting activities and its revenues in 2003 amounted to $1.8 million, similar to revenues recorded in 2002 of $1.7 million. The increase in its research and development costs resulted in an increase in Wavion’s net loss which amounted to $1.7 million in 2003, compared to a net loss of $0.6 million in 2002.

KIT (a 45% holding). In 2003 we invested $2.0 million in KIT (formerly Kidum Holding B.V) as part of an aggregate investment round of $4.0 million, the balance of which was invested by DIC, which then held approximately 38.5% of our shares. KIT was previously the operating subsidiary of Kidum Elron IT Ltd., or Kidum Elron in which we held approximately 29%.

KIT’s revenues increased in 2003 by 106% to $7.0 million, compared to $3.4 million in 2002, as a result of the increase in student enrollments. KIT’s operating loss decreased to $3.3 million compared to $6.1 million in 2002, primarily due to the increase in revenues. At December 31, 2003, KIT had approximately 1,700 students, mainly from the United Kingdom, Holland, Canada, Germany, China and Singapore, as compared to approximately 1,100 students at the end of 2002. In the first quarter of 2004, we sold our shares in KIT to a subsidiary of Laureate. (See Item 4, “Information on the Company” ).

ChipX (formerly Chip Express) (a 36% holding). ChipX’s revenues in 2003 amounted to $13.7 million, compared to $16.5 million in 2002. The decrease in revenues resulted mainly from the slowdown in the semiconductor industry through the first half of 2003. In light of the recovery in this industry in the second half of 2003, ChipX revenues increased to $7.4 million during the second half of 2003, as compared to $6.4 million in the first half of 2003 and $6.6 million in the second half of 2002. ChipX’s net loss in 2003 amounted to $7.8 million, compared to $6.4 million in 2002. However, as a result of an increase in revenues during the second half of 2003, ChipX’s net loss decreased to $3.2 million as compared to $4.6 million in the first half of 2003 and $4.7 million in the second half of 2002.

Oren (a 41% holding). In 2003, Oren’s revenues increased to $4.4 million from $2.0 million in 2002, due to a combined increase in product sales as well as in revenues derived from development projects. As a result of the increased revenues, Oren’s net loss in 2003 decreased to $4.6 million compared to $6.1 million in 2002.

AMT (a 28% holding). Since our investment in AMT in August 2002, AMT’s two operating companies, namely AHT and ACS, commenced introducing their amorphous metals technology-based products to the market and built up their operating and manufacturing infrastructure. AMT’s consolidated revenues in 2003 amounted to $1.3 million compared to $0.3 million in 2002 and its net loss in 2003 amounted to $3.5 million compared to $4.3 million in 2002.

Results of operations of significant group companies which are accounted for other than under the equity method of accounting

Partner (a 9% holding). At December 31, 2003, the market value (equal to its carrying value) of our investment in Partner amounted to $124.3 million. In 2002, Partner reached a significant milestone, as it became a profitable company and generated cash flow. In 2003, Partner continued to improve its financial performance and demonstrate its ability to sustain revenue growth, profitability and positive cash flow. The following are highlights of the results of operations of Partner for 2003 (all figures below are convenience translations of Partner’s nominal New Israeli Shekel (NIS) figures into U.S. dollars at the rate of the exchange prevailing at December 31, 2003 according to which $1.00 equaled NIS 4.379):

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

As of December 31, 2003, Partner had a line of credit agreement with a consortium of banks that provided for borrowings of up to $683 million of which $282 million had been drawn. The line of credit was guaranteed by shares held by the original shareholders of Partner, pro rata to their respective original holdings. All of the shares held by us as of December 31, 2003, amounting to approximately 15.9 million shares, were pledged by us in favor of the consortium of banks. On April 20, 2005, we completed the sale to Partner of 12,765,190 shares and the remaining shares are no longer pledged (see Item 4 – Information on the Company”).

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

The gain in the comparable period in 2002 was mainly due to a $5.3 million gain from the sale of Given Imaging shares and a $1.6 million gain from the sale of 380,000 shares of Elbit Systems.

Other Income (expenses), net. Other income, net, amounted to $14.6 million in 2003 compared to an expense of $0.8 million in 2002. The increase in 2003 resulted primarily from the following: (i) the sale of 6,278,226 Partner shares for approximately $29.3 million which resulted in a $11.1 million gain before tax; (ii) the sale of 1,117,155 shares of Zix for approximately $9.0 million which resulted in a $4.8 million gain before tax; and (iii) a $2.0 million gain, before tax, from the sale of all the shares of 24/7 for approximately $5.2 million. These gains were partially offset by $3.7 million of write-downs, mainly with respect to Cellenium and Textology.

Other expenses in 2002 resulted mainly from a $1.6 million write-downs of certain investments as well as a decrease in the market value of certain marketable securities, which were partially offset by $0.7 million gain from the sale of other marketable securities, primarily of NetManage Inc. (Nasdaq: NETM) held by us at that time.

Expenses

Operating expenses. Operating expenses were comprised of research and development expenses, sales and marketing and general and administrative expenses of our subsidiaries, mainly Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002 as well as our and RDC’s corporate operations expenses. The following table sets forth the segment operating expenses. The operating expenses presented below exclude restructuring expenses and amortization of other assets, in the amount of $0.3 million in 2003, and $0.6 million in 2002, which also constitute part of operating expenses under US GAAP but for presentation purposes, are included as a separate item:

	Year ended December 31,

	2003	2002

	(millions of $)
Corporate	7.1	6.1
Galil Medical*	10.7	7.4
MediaGate*	3.1	1.8
Other	2.0	–
	22.9	15.3

*	In the first half of 2002, the company’s results were presented under the equity method.

Our corporate operating costs, which following the merger with Elbit in May 2002 represent the costs of the combined management, were $7.1 million in 2003, compared to $6.1 million in 2002. The increase in the corporate costs resulted mainly from the increase in costs related to the company’s employee stock option plans and insurance costs. With respect to employee stock options granted in 2003, we adopted FASB Statement No.123 “Accounting for Stock-Based Compensation”, according to which compensation expenses are measured under fair value method (instead of intrinsic value method) using the Black & Scholes option-pricing model. Amortization of deferred stock compensation amounted in 2003 to $0.4 million compared to $0.2 million in 2002.

Operating expenses of Galil Medical in 2003 were $10.7 million compared to $13.0 million in 2002. Operating expenses in 2003 included approximately $1.2 million of non-recurring costs related to the merger of the urology therapy units of Galil Medical and Amersham. Galil Medical’s operating loss in 2003 decreased to $7.6 million compared to $9.8 million in 2002 mainly as a result of the merger of the urology therapy units of Galil Medical and Amersham which resulted in a significant decrease in marketing and selling expenses.

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

Other operating expenses include mainly the operating expenses of RDC. At the end of 2003, RDC launched a new company, Starling, in which RDC and Elbit Systems held 50% each. Starling’s research and development costs were included through its incorporation in RDC’s results of operations.

Income Taxes. Income taxes, net, in 2003 were $6.8 million, which were mainly due to income taxes with respect to the sale of shares of Partner, Given Imaging, Zix and 24/7, as well as with respect to the merger of the urology therapy units of Galil Medical and Amersham. In 2002, we recorded a tax benefit of $3.0 million mainly with respect to corporate expenses.

Loss from Discontinued Operations. Loss from discontinued operations of $2.8 million in 2002 was mainly with respect to our subsidiary, Elbit VFlash which sold substantially all of its assets and business to 24/7 in exchange for shares of 24/7, resulting in a gain of $2.0 million which was partially offset by the results of operations of Elbit VFlash in the amount of $1.9 million. Also included in this item are the net losses of other subsidiaries which were sold, such as Textology, in the aggregate amount of $2.9 million.

B.	Liquidity and Capital Resources

Consolidated cash, debentures and deposits at December 31, 2004 were approximately $188.6 million compared with $114.6 million at December 31, 2003. At December 31, 2004, the corporate cash, debentures and deposits were $175.7 million compared with $107.3 million at December 31, 2003. The increase in consolidated and corporate cash and other liquid instruments resulted primarily from the sale of our holding in Elbit Systems for approximately $196.6 million. This increase was offset mainly by the repayment of approximately $67.8 million of loans of Elron Telesoft and ESW and investments in and loans to new and existing companies in the aggregate amount of $74.8 million. As of December 31, 2004, total bank loans which were guaranteed by us amounted to $1.7 million, consisting of bank loans granted to Elron TeleSoft, as compared to $67.5 million at December 31, 2003 (which consisted of bank loans granted to Elron TeleSoft and ESW).

The main sources of corporate cash and other liquid instruments in 2004, were approximately $196.6 million of proceeds from the sale of all of our shares in Elbit Systems, $5.7 million of proceeds from the sale of all of our shares in KIT eLearning, $8.1 million proceeds from the sale of Zix shares and a $1.7 million dividend received from Elbit Systems prior to the sale of our holding.

The main uses of corporate cash and other liquid instruments in 2004, were the $67.8 million repayment of bank loans and $74.8 million of investments in and loans to existing and new group companies. The following table sets forth investments and loans made during 2004 by Elron (in millions of $):

Given Imaging	43.9
Impliant	7.3
Jordan Valley	6.7
NetVision*	5.3
AMT	3.4
ChipX	2.6
Starling**	1.5
Galil Medical(*)(**)	1.0
Innomed	1.0
Oren*	0.8
3DV*	0.7
Notal	0.4
Other*	0.2
74.8

*  loans

**  Subsidiaries of the company. Cash invested in subsidiaries does not constitute a cash outflow in the consolidated financial statements.

Consolidated working capital at December 31, 2004 amounted to $158.8 million compared to $57.0 million at December 31, 2003. The increase is due primarily to the proceeds received from the sale of our shares in Elbit Systems.

Consolidated loans at December 31, 2004, were approximately $9.1 million, of which $1.7 million was attributed to Elron TeleSoft, compared to $73.2 million at December 31, 2003, of which $67.5 million were attributed to Elron Telesoft and ESW. During 2004 we repaid Elron TeleSoft’s and ESW’s loans to the lending banks in the amount of approximately $67.8 million. As a result of the repayment of the loans, the line of credit of ESW was closed and the line of credit of Elron TeleSoft was reduced from $53.6 million at December 31, 2003, to $2.7 million

(of which $1.7 million was drawn as of December 31, 2004). Elron TeleSoft’s lines of credit are guaranteed to the banks by us. In addition, we have provided to a certain lending bank a comfort letter pursuant to which we undertook not to reduce our holding in Elron Telesoft below a certain percentage.

MediaGate’s bank loan in the amount of approximately $2.6 million has been secured by a first ranking pledge over the future proceeds to be received as royalties as a consideration for the sale of its technology to Telrad. The loan is not guaranteed by us. We are currently discussing with the bank ways to release Mediagate from the loan.

Following the sale of Partner shares on April 20, 2005, as described under Item 4, “Information on the Company”, the majority of the remaining Partner shares held by us, amounting to approximately 3.1 million shares, are subject to certain transfer restrictions under Partner’s Israeli communications license but are no longer pledged to Partner’s lending banks.

Subsequent to December 31, 2004 and through May 31, 2005 we have invested an additional aggregate amount of approximately $22.5 million, including mainly a $16 million investment in Teledata (see Item 4, “ Information on the Company”).

The corporate cash, debentures and deposits as of May 31, 2005 amounted to approximately $230 million.

Our investment policy for managing our funds is in general to invest in time deposits and U.S. government securities with high liquidity.

We believe that our existing capital will be sufficient to fund our and our subsidiaries’ operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders’ equity at December 31, 2004, was approximately $389.1 million representing approximately 78% of our total assets compared with $296.1 million representing approximately 66% of total assets at December 31, 2003.

Market Risk

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure. As part of this policy, in February 2005, we hedged the dollar value to be received from the sale of our shares in Partner by the purchase of call options and by selling put options, at a dollar/NIS exchange rate ranging from $4.36 to $4.44 for a period of 81 days.

Interest Rate Risks. We are exposed to market risks resulting from changes in interest rates, relating primarily to our debentures and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2004, all of our deposits and debentures were fixed rate based with a weighted average rate of approximately 2.4% and a weighted average maturity of approximately one year.

Exchange Rate Risk. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of our principal subsidiaries and affiliated companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries’ assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets. In order to hedge the dollar value that was received from the sale of our shares in Partner, in February 2005, we purchased call options and sold put options, at a dollar/NIS exchange rate ranging from $4.36 to $4.44. The hedge transaction resulted with no material effect on our cash resources.

Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2004 we directly and indirectly held shares of the following publicly traded companies: Given Imaging, Partner and Elbit Vision Systems Ltd. Stock prices in the industries of these companies, and of these companies themselves, have experienced significant historical volatility. Changes in the market value of our publicly traded holdings, including holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2004, the fair market value of our holdings in public securities was approximately $383.0 million, of which approximately $110 million was attributed to Partner shares which were sold on April 20, 2005 for approximately $94 million (see under Item 4, “Information on the Company”). At December 31, 2004 no financial instruments were used to hedge against equity price fluctuations.

Changes in the market value of our available-for-sale securities (Partner and EVS) are reported in other comprehensive income, which is included as a component of shareholders’ equity, and not as part of our results of operations. The market value of our available-for-sale securities as of December 31, 2004 amounted to $137.2 million.

C.	Research and Development

Since we, through our group companies, engage in fields of high-technology, our group companies invest significant resources in research and development (“R&D”) activities.

The combined R&D costs of all group companies amounted to $58.1 million in 2004, $85.1 million in 2003 and $99.1 million in 2002, the majority of which (in each year) was spent by Elbit Systems. The decrease in R&D costs in 2004 as compared to 2003 was primarily due to the sale or discontinued operations of some of our group companies during 2003 and 2004 (mainly Elbit Systems in July 2004, ESW and MediaGate), which was partially set off by an increase in R&D expenses in some of our group companies (mainly Wavion, Starling and ChipX). The decrease in research and development costs in 2003 as compared to 2002 was primarily due to the decrease in R&D expenses in some of our group companies (mainly Elbit Systems, Given Imaging and Elron TeleSoft) and the sale or discontinued operations of some of our group companies during 2002 and 2003.

Our consolidated research and development costs, incurred mainly by Elron TeleSoft, Galil Medical, Starling and 3DV, amounted to $3.7 million, $3.8 million and $3.4 million in 2004, 2003 and 2002, respectively.

Elron TeleSoft’s research and development team’s efforts are currently primarily directed toward its main product line of revenue assurance products (ESSB).

Following the completion of the merger of Galil Medical’s urology business with Amersham’s brachytherapy business, Galil Medical’s R&D team continues to support the urology business and is now focused on the application of its cryotherapy technology in the women’s health field such as uterine fibroids, and breast fibro adenoma.

D.	Trend Information

“Trend Information” pertaining to our group companies and us is incorporated by reference to Item 4, “Information on the Company” of this Report and this Item 5 under “Results of Operations”.

E.	Off Balance Sheet Arrangements

There is no principal amount of off balance sheet transactions.

F.	Tabular Disclosure of Financial Obligations

At December 31, 2004, we and our subsidiaries had no material contractual obligations which are expected to affect our consolidated cash flow in future periods, except for lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (in million of $):

Type of Obligation	2005	2006	2007	2008	With no specified maturity date	Total
Loans from banks	2.9	0.1	–	–	2.6	5.6
Loans from other	2.2	1.3	–	–		3.5
Leases	0.6	0.5	0.3	0.2	–	1.6

For additional details, see Item 5, Liquidity and Capital Resources.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Our executive officers and directors are as follows:

Name	Age	Position
Ami Erel (4)	58	Chairman of the Board of Directors
Avraham Asheri (1)	67	Director
Dr. Gabi Barbash	55	Director
Prof. Yair Be’ery	48	Director
Nochi Dankner(4) (5)	50	Director
Avraham Fischer(4)	48	Director
Yaacov Goldman (1)(2)(3)	49	External Director
Zehavit Joseph(4)	41	Director
Oren Lieder(4)	56	Director
Shay Livnat(4) (5)	46	Director
Dori Manor(4) (5)	38	Director
Professor Daniel Sipper(1)(2)	72	External Director
Doron Birger	54	President and CEO
Moshe Fourier	57	Vice President, Chief Technology Officer
Tal Raz	43	Vice President, Chief Financial Officer
Shmuel Kidron	55	Vice President
Avishai Friedman	39	Vice President, Business Development
Assaf Topaz (6)	35	Vice President

1.	Member of our audit committee.
2.	External director under the Israeli Companies Law.
3.	Designated Financial Expert under Sarbanes-Oxley Act of 2002.
4.	Director or Officer of IDBH, IDBD and/or DIC.
5.	See Item 7A – “Major Shareholders”.
6.	Assaf Topaz is the husband of Michal Topaz, daughter of Ruth and Isaac Manor. See Item 7A – “Major Shareholders.”

Avraham Asheri joined Elron as a director in December 1999. He serves as the Chairman of the Company’s Audit Committee. He is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Kardan Nadlan Ltd., Africa Israel Investments Ltd., Elbit Systems Ltd. and Scitex Corporation Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as Senior Executive Vice President and a member of its management committee, Mr. Asheri held the position of Director General of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including: Managing Director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University in Jerusalem.

Ami Erel has served as the Chairman of the Board of Directors of Elron since November 1999 and served as the Company’s Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President and Chief Executive Officer of DIC since June 1, 2001. Mr. Erel is also Chairman of the board of directors of Scitex Corporation Ltd. and serves as a director of Property and Building Corporation Ltd., Super-Sol Ltd. and Ham-let (Israel Canada) Ltd. Mr Erel also serves as the Chairman or a member of the boards of various other subsidiaries and affiliates of DIC and Elron. From 1997 to 1999, Mr. Erel served as President and Chief Executive Officer of Bezeq-The Israel Telecommunications Corp. Ltd. From 1997 to 1998, he was Chairman of the board of directors of PelePhone Communications Ltd. From January 2000 to January 2004, Mr. Erel served as Chairman of the Board of Israel Association of Electronics & Information Industries. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Prof. Gabi Barbash joined Elron as a director in May 2003. Since 1999, Prof. Barbash has been Director General of the Tel-Aviv Sourasky Medical Center and between 2000 and 2003 he served as Chairman of the Board of Directors of Teuza Venture Capital Fund. Between 1998 and 2000, Prof. Barbash was the Chairman of the Israeli National Transplant Center. Between 1996 and 1999, Prof. Barbash was the Director General of the Israeli Ministry of Health. Between 1995 and 1998, Prof. Barbash was a member of the Scientific Committee of the Interdisciplinary Center for Technological Analysis and Forecasting at Tel-Aviv University. Between 1993 and 1996, Prof. Barbash was the Director General of the Sourasky Medical Center. Between 1986 and 1993, Prof. Barbash was the Deputy Director of the Sheba Medical Center and from 1990 to 1993, he was Director of the Rehabilitation Hospital of the Sheba Medical Center. Prof. Barbash holds an M.D. degree from the Hebrew University, Jerusalem, Hadassah Medical School and a masters degree in public health from Harvard University.

Prof. Yair Be’ery joined Elron as a director in January 2004. Since 1985, Prof. Be’ery has been with the Department of Electrical Engineering at Tel Aviv University and served as its Chairman from 1999 until 2003. From 1998 until 2005, Prof. Be’ery worked with Benny Steinmetz’s Group and co-founded STI Ventures, a high technology venture investment company. From 1989 until 1996, Prof. Be’ery served as Vice President of Advanced Technology of the DSP Group Inc. Prof. Be’ery serves as a member of the board of directors of Teledata, one of our group companies. Prof. Be’ery is also a member of the advisory boards of ChipX, Inc., Tehuti Networks Ltd. and Mplicity Ltd. Prof. Be’ery served previously on the boards of directors and advisory boards of numerous Israel-related technology companies. Prof. Be’ery holds B.Sc., M.Sc. and Ph.D. degrees (Electrical Engineering) from Tel Aviv University, Israel.

Nochi Dankner joined Elron as a director in June 2005. Mr. Dankner is the Chief Executive Officer and Chairman of the board of directors of IDBH and serves as Chairman of the board of directors of IDBD, DIC and Clal Industries and Investments Ltd. Mr. Dankner is the founder of the Ganden Group and serves as a director of companies in the Ganden Group which holds investments in companies operating primarily in the fields of real estate, tourism and technologies, including as Chairman of Ganden Holdings Ltd. and Ganden Investments (2000) Ltd. and as Co-Chairman of Ganden Tourism and Aviation Ltd. and Israir Ltd. In addition, Mr. Dankner serves as a director of Clal Insurance Company Ltd., Nesher-Israeli Cement Enterprises Ltd., Property and Building Corporation Ltd., Azorim Investments, Development and Construction Company Ltd., Super-Sol Ltd. and other public and private companies in the IDB group. Mr. Dankner is Chairman of the IDB Fund “For the Community” and is a member of “Matan - Your Way to Give”, a non-profit organization. Mr. Dankner also serves as a member of the Board of Governors of Ichilov Hospital, as a member of the Board of Trustees of the Tel Aviv University. Mr. Dankner holds an LL.B. degree from the Tel Aviv University and a Bachelor of Arts degree in Political Science from Tel Aviv University.

Avraham Fischer joined Elron as a director in August 2003. He is the Executive Vice President of IDBH, the deputy Chairman of IDBD, Co-Chief Executive Officer of Clal Industries and Investments Ltd. and Chairman of Clal Biotechnology Industries Ltd. In addition, he is a partner of Fischer, Behar, Chen & Co., a leading Israeli law firm. Mr. Fischer is the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism, and is the co-founder and Vice-Chairman of Ganden Holdings Ltd., a company holding investments in companies operating primarily in the fields of real estate and technologies. He serves as a director of Clal Industries & Investments Ltd., DIC, Scitex Corporation Ltd., ECI Telecom Ltd., American Israeli Paper Mills Ltd., Vyyo Inc. and several other companies. Mr. Fischer is a co-chairman of “Matan – Your Way to Give”, a non-profit organization. Mr. Fischer holds an LL.B. degree from the Tel Aviv University and is a member of the Israeli bar association.

Yaacov Goldman joined Elron as an external director in March 2003. He serves as a member of our Audit Committee and is our designated financial expert on the audit committee. Mr. Goldman also serves as a director of Bank Leumi Le’Israel B.M., Mer Telemanagement Solutions Ltd. and Golden House Ltd. Mr. Goldman serves as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel. Commencing in 1981 Mr. Goldman worked for Kesselman & Kesselman (member firm of PriceWaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd. Mr. Goldman is a certified public accountant in Israel, having received his Bachelor of Economics and Accounting from the Tel Aviv University.

Zehavit Joseph joined Elron as a director in June 2005 and has been the Executive Vice President and Chief Financial Officer of IDBD and Chief Financial Officer of IDBH, since 1998. Since 1998, Ms. Joseph has been a Senior Fellow of Finance and Accounting at the Wharton School, Philadelphia. From 1996 to 1998, Ms. Joseph was a management consultant at ZHM Corporation in New York. From 1990 to 1996, Ms. Joseph held the position of Vice-President, Treasury at Chase Manhattan Bank, New York. From 1989 to 1990, Ms. Joseph worked as the Manager, Mergers and Acquisitions, at Coopers and Lybrand, New York. Ms. Joseph is a member of various non-profit organizations and is member of the Israeli CFO Forum Steering Committee, Chairman of the CFO Reporting Committee and member of the Audit Committee of The College of Management Academic Studies. Ms. Joseph holds a Doctorate degree from The Wharton School, University of Pennsylvania and Lasalle University, a Masters in Business Administration degree from the Katz School of Business, University of Pittsburgh and a Bachelor of Arts degree in Accounting from the School of Business, Duquesne University.

Oren Lieder joined Elron as a director in January 2003. Since January 2003, he has been the Chief Financial Officer of DIC. Prior to joining DIC, from 1997 until 2002, Mr. Lieder was the Chief Financial Officer of Bezeq and from 1989 until 1996, he was the Chief Financial Officer of Zim Israel Navigation Co. Ltd. He is a director and chairman of the audit committe of Super-Sol Ltd., Property and Building Corporation Ltd. and American-Israeli Paper Mills Ltd., NetVision, Scitex Vision Ltd. and other companies of the IDB group of companies. Between 2000 and 2002, Mr. Lieder was a director of DBS Satellite Services (1998) Ltd. and between 1998 and 2002, he was a director of Pelephone Communications Ltd. Between 1994 and 1996, he was the Chairman of Ramon–Granit Insurance Brokers, Ramon International Insurance Brokers and Layam Ltd. Since 1995, he has been a member of the Board of Trustees and Investment Committee of the University of Haifa. Mr. Lieder holds a degree in economics and statistics from the University of Haifa.

Shay Livnat joined Elron as a director in June 2005 and is the founder, President & Chief Executive Officer of Zoe Holdings Ltd. He is also the founder and co-chairman of UPS Israel and UTI (Isuzu) Israel. Since 2004, Mr. Livnat has been a director of IDBD, Clal Industries and Investments Ltd., Clal, Scitex Corporation Ltd. and Scitex Vision Ltd. Since 1992, Mr Livnat has been a director of Taavura Holdings Ltd. Between 1988 and 1998, Mr. Livnat was the Managing Director of Tashtit Ltd (DAF, Liebherr) and Vice-President of the Taavura Group. Mr. Livnat holds a Bachelor of Science in Electrical Engineering, Fairleigh Dickinson University.

Dori Manor joined Elron as a director in August 2003. He has served as Chief Executive Officer of David Lubinski Ltd., a group of automotive companies, since 2000, and was the Vice President from 1997 until 2000 and Assistant Director from 1994 until 1996. During 1994 and 1995, he served as a director of Morasco Ltd. During 1992 and 1993, he was engaged as an Industrial Engineering consultant for Factory Design Ltd. Mr. Manor serves as a director of IDBH, IDBD, DIC and Clal Industries and Investments Ltd. Mr. Manor received an MBA degree from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, in 1996 and a Bachelor of Science degree in Industrial Engineering from Tel Aviv University in 1993.

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

Doron Birger joined Elron in 1994 as Vice President of Finance. Mr. Birger has served as President and Chief Executive Officer of Elron since August 2002, President since September 2001, Chief Financial Officer from 1994 to May 2002 and Corporate Secretary from 1994 to September 2001. Mr. Birger is Chairman of Given Imaging Ltd. and ChipX Corporation as well as a director of RDC, NetVision, Teledata and various others of our group companies. From 1991 to 1994, Mr. Birger was Vice President-Finance at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. From 1979 to 1981, Mr.

Birger was the Chief Financial Officer of Fibronics Ltd. Mr. Birger is a member of “Young Entrepeneurs”, a non-profit organization, and a director of the National Science & Technology Museum in Haifa. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

Tal Raz was appointed as our Vice President and Chief Financial Officer as of May 2002. Prior to joining us, Mr. Raz was the acting President and Chief Executive Officer of Elbit Ltd. from October 2001. Mr. Raz was appointed Vice President of Elbit in June 1998, and served as Chief Financial Officer of Elbit since he joined Elbit in April 1997, having previously served in the same capacity at Agentsoft Ltd., Jerusalem, and Paul Winston Corporation, New York. Prior thereto he was a senior auditor at Deloitte & Touche LLP’s New York office. He also serves as a director and a member of the executive committee of Partner Communications Company Ltd., and as a director of RDC, NetVision, AMT, Elron Telesoft and Cellact. Mr. Raz is a member of the Israeli CFO Forum Steering Committee. Mr. Raz is a certified public accountant, and holds BA and MA degrees in accounting and business administration from Baruch College, City University, New York.

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

Avishai Friedman joined Elron in January 2002 as Director of Business Development and in January 2004 was appointed Vice President, Business Development. In addition, Mr. Friedman serves as a director in several companies in the Elron Group. From 1997 to 2001, Mr. Friedman was Chief Executive Officer of Nano-Size Ltd. From 1991 to 1995, Mr. Friedman was Chief Executive Officer of Ganor, the private investments arm of the Rothschild Group in Israel. Mr. Friedman holds a BA degree in Marketing and Finance and an MA degree in Business Administration (summa cum laude) from the Tel-Aviv University.

Assaf Topaz joined Elron in April 2004 as Director of Business Development and in April 2005, was appointed as Vice President. Prior to joining Elron, from 1998 to 2002, Mr. Topaz was co-founder and Chief Operations Officer of Gilian Technologies, Inc, a technology company engaged in the web security market. From 1996 to 1998, Mr. Topaz was a business development executive for Euro Tel Aviv, an advertising agency. From 1995 to 1996, Mr. Topaz was an account executive at McCann Erickson-Kesher Advertising Ltd. Mr. Topaz holds a B.A., Economics and Geography from the Hebrew University of Jerusalem, Israel and an MSC from Stanford University.

B.	Compensation

During the year ended December 31, 2004, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of approximately $1,980,000. This amount does not include amounts expended by us for automobiles made available to our officers in the aggregate amount of approximately $33,000.

The following table sets forth the approximate aggregate compensation paid by us during the fiscal year ended on December 31, 2004 to all our directors and officers.

	Cash and Cash-Equivalent Forms of Compensation (in thousands of U.S. $)

	Salaries, Fees, Directors’ Fees, Commissions and Bonuses	Securities(2) or Property, Insurance Benefits or Reimbursements and Personal Benefits

2004 (1)
All Directors	191	–
All Officers	1,489	300

(1)	Does not include an increase in provision for vacation in the amount of approximately $100,000.
(2)	See “Share Ownership” under this Item 6 and “Compensation of the Chairman under Item 7- Related Party Transactions.
C.	Board Practices

None of our directors have service contracts with us or any of our group companies providing for benefits upon termination of employment. Compensation of our officers is recommended by our senior management and approved by the board of directors or a committee of the board of directors. Compensation of all other employees is determined by our senior management.

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

Substitute Directors

Our Articles of Association provide that any director may, by written notice to us, appoint another person to serve as a substitute director and may cancel such appointment. The identity of a substitute director requires the approval of the board of directors. Under the Israeli Companies Law, there shall not be appointed as a substitute director, any person who is not himself qualified to be appointed as a director or a person who is already serving as a director or a person who is already serving as a substitute director for another director. Nevertheless, a director may be appointed as a substitute director for a committee of the board of directors if he or she is not already serving as a member of the committee. Under the Israeli Companies Law, there shall not be appointed a substitute director for an external director.

The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

External Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel (public companies) to appoint two external directors. No person may be appointed as an external director if the person or the person’s spouse, siblings, parents, grandparents, descendants, spouses descendants and the spouses of any of the foregoing (referred to as a relative), partner, employer or any entity under the person’s control, has or had, within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

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

Pursuant to a 2005 amendment to the Companies Law, a public company shall be required to appoint as an external director a person, who has “professional capability” or a person, who has “financial and accounting expertise”, provided that at least one of the external directors shall have “financial and accounting expertise”. This provision will come into effect when regulations determining the requirements for “financial and accounting expertise” and for “professional capability”, are issued. In addition, pursuant to the same amendment to the Companies Law, the board of directors of a public company shall be required to determine the number of directors with “financial and accounting expertise”, serving on at the board of directors.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•

the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders, or their representatives, which voted at the meeting, vote in favor of election of the director without taking abstentions into account. According to the Israeli Companies Law, a controlling shareholder is defined as a person who has the ability to direct the activities of a company, other than if this power derives solely from its position on the board of directors or any other position with the company. A person is presumed to be a controlling shareholder if he holds half or more of the following: (1) voting rights in the general meeting, or (2) rights to appoint directors or the Chief Executive Officer; or

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

Our two external directors serve on the audit committee of the board of directors. All members of our audit committee meet the definition of independent directors under the Sarbanes Oxley Act of 2002 and the Nasdaq Marketplace Rules. None of them is an affiliated person of us or has received any consulting, advisory or other compensatory fee from us, other than in their capacity as directors. Yaacov Goldman is our designated financial expert under the Sarbanes-Oxley Act of 2002.

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

All of our employees are located in Israel. The following table sets forth, for the last three financial years, the number of our employees broken down into categories.

Period ended December 31,	2004	2003	2002

Administration and Management	22	22	20

The following table sets forth for the last three financial years the number of employees of Elron TeleSoft broken down into categories.

Period ended December 31,	2004	2003	2002

Research and development	16	11	8
Marketing and sales	6	5	5
Software projects and engineering	16	28	31
Administration and Management	10	12	18

Total	48	56	62

The above information excludes details of employees of our other subsidiaries, Galil Medical, SELA, RDC and 3DV.

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

Share Ownership

The number of our ordinary shares beneficially owned by each of our directors, and by our directors and officers as a group, as of May 31, 2005, is as follows:

Director	Ordinary Shares

Ami Erel, Chairman(1)	10,214	(2)
Avraham Asheri	0
Prof. Gabi Barbash	0
Prof. Yair Be’ery	0
Nochi Dankner(1)	0
Avraham Fischer(1)	0
Yaacov Goldman	0
Zehavit Joseph	0
Oren Lieder(1)	0
Shay Livnat	0
Dori Manor(1)	0
Prof. Daniel Sipper	0
All officers and directors as a group	108, 985	(3)

(1)	Director or officer of DIC. Ownership excludes shares beneficially owned by DIC.

(2)	Consists solely of options to purchase our ordinary shares, based on our share price as of May 31, 2005. See below Series 9 and Series 11 under “Stock Option Plans”.
(3)	Includes options to purchase 107,745 of our ordinary shares currently exercisable or exercisable within 60 days of May 31, 2005.

Stock Option Plans

As of May 31, 2005, 552,818 options to purchase our ordinary shares granted to our officers and employees were outstanding. Details concerning these options are as follows:

Series 9 Options

The Chairman of our board of directors was granted 58,154 options to purchase our ordinary shares (the “Series 9 Options”). The Series 9 Options were granted ratably over a period of three years commencing on February 2000 and are exercisable for a period of three years, commencing two years after the date of grant. The 19,384 Series 9 Options granted in February 2000 have expired.

The per share exercise price of the Series 9 Options granted in February 2001 is $21.38. The per share exercise price of the Series 9 Options granted in February 2002 is $13.01. Upon exercise of the Series 9 Options, the option holder is granted a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date.

Series 10 Options

There are outstanding options to purchase an aggregate of 33,000 of our ordinary shares of which options to purchase an aggregate of 20,000 shares are held by one of our officers (the (“Series 10 Options”). The Series 10 Options are exercisable at a price of $29.38 per share. The optionholders are entitled to exercise 25% of the amount granted, each year, starting in October 2001. The Series 10 Options will expire in October 2007.

Series 11 Options

The Chairman of our board of directors was granted 58,000 options to purchase our ordinary shares (the “Series 11 Options”). The Series 11 Options were granted ratably over a period of three years commencing in June 2001 and are exercisable for a period of three years, commencing two years after the date of grant. The first amount of 19,333 Series 11 Options was granted in June 2001. The per share exercise price of the Series 11 Options granted in June 2001 is $19.05. The second amount of 19,333 Series 11 Options was granted in June 2002 and were exercised in December 2004 into 8,623 shares based upon a per share exercise price of $8.337.

The third amount of 19,334 Series 11 Options was granted in June 2003. The per share exercise price of the Series 11 Options granted in June 2003 is $8.437.

Upon exercise of the Series 11 Options, the option holder is granted a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date.

Series 12 Options

There are outstanding options to purchase an aggregate of 42,000 of our ordinary shares held by two of our officers (the “Series 12 Options”). The Series 12 Options are exercisable at a price per share of $18.87 per share. The officers are entitled to exercise 25% of the amount granted, each year, starting in February 2002. The Series 12 Options will expire in June 2008.

Series 14 Options

There are outstanding options to purchase an aggregate of 7,500 of our ordinary shares of which options to purchase an aggregate of 5,000 shares are held by one of our officers (the “Series 14 Options”). The Series 14 Options are exercisable at a price of $11.69 per share. The optionholders are entitled to exercise 25% of the amount granted, each year, starting in July 2002. The Series 14 Options will expire in September 2008.

Series 15 Options

There are outstanding options to purchase an aggregate of 39,500 of our ordinary shares of which options to purchase an aggregate of 35,000 shares are held by three of our officers (the “Series 15 Options”). The Series 15 Options are exercisable at a price of $10.38 per share. The optionholders are entitled to exercise 25% of the amount granted, each year, starting in September 2002. The Series 15 Options will expire in October 2007.

Series 16 Options

There are outstanding options to purchase an aggregate of 4,500 of our ordinary shares. (the “Series 16 Options”). The Series 16 Options are exercisable at a price of $11.15 per share. The optionholder is entitled to exercise 25% of the amount granted each year, starting in October 2002. The Series 16 Options will expire in November 2007.

Series 17 Options

There are outstanding options to purchase an aggregate of 12,500 of our ordinary shares, of which options to purchase an aggregate of 10,000 shares are held by one of our officers (the “Series 17 Options”). The Series 17 Options are exercisable at a price of approximately $7.77 per share. The optionholders are entitled to exercise 25% of the amount granted each year, starting in May 2003. The Series 17 Options will expire in July 2008.

2003 Option Plan

During May, 2003, our Board of Directors adopted the 2003 Option Plan which was subsequently ratified by our shareholders on November 30, 2003. Pursuant to the 2003 Option Plan, under which options to purchase an aggregate of up to 500,000 ordinary shares may be granted, we issued options to purchase 272,000 ordinary shares (including options granted to our officers to purchase 210,000 ordinary shares) at an exercise price of $8.00 per share to our officers and employees. In December 2004, we issued options to purchase an additional 20,000 ordinary shares to one of our officers at an exercise price per share of $12.41. The 2003 Option Plan provides that the exercise price per share shall be reduced by an amount equal to the amount of any dividend per share distributed. The optionees are entitled to exercise 25% of the amount granted, each year, commencing on the date of grant and expiring 5 years later. In granting the options, the Board of Directors selected the capital gains tax track pursuant to the new tax reform legislation which came into effect on January 1, 2003. (For more details – see Item 10 – “Taxation” – “Employee Stock Options.”).

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

As of May 31, 2005, options to acquire 44,381 of our shares by virtue of the Elbit options were outstanding. The exercise price of these options range from $13.33 to $18.09 and their expiration dates range from August 2005 to December 2006.

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

These options are in addition to those granted to our Chairman, Mr. Ami Erel. See Item 7 – “Major Shareholders and Related Party Transactions - Compensation of Chairman.”

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders

The following table sets forth, as of May 31, 2005, unless otherwise specified, the number of ordinary shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of May 31, 2005, there were a total of 443 holders of record of our ordinary shares, of which 327 were registered with addresses in the United States. Such United States holders represented as of such date, holders of record of approximately 6% of our then outstanding ordinary shares.

Name and Address	Number of Ordinary Shares	Percent of Ordinary Shares
Discount Investment Corporation Ltd. (1) Tel Aviv, Israel	13,443,658	*45.70%
Bank Leumi Group (2) Tel Aviv, Israel	1,935,742	6.58%
Bank Hapoalim Group (3) Tel Aviv, Israel	1,737,252	5.91%
Clal Insurance Group (4) Tel Aviv, Israel	240,317	0.82%
All Officers and Directors as a group (5)	108,415	0.37%

*Between June 19 and 30, 2005, DIC purchased an additional aggregate of 565,111 of our ordinary shares thereby increasing its percentage to approximately 47.6%.

(1)      IDBH is the parent of IDBD, which, in turn, is the parent of DIC and Clal Insurance Enterprise Holdings Ltd. (“Clal”). IDBH, IDBD, DIC and Clal are public companies traded on the Tel Aviv Stock Exchange.

As of May 31, 2005, approximately 51.7% of the outstanding share capital of IDBH was owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden Investments”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which held 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. (“Manor Investments”), a private Israeli company controlled by Ruth Manor, which held 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat Investments”), a private Israeli company controlled by Avraham Livnat, which held 10.34% of the equity of and voting power in IDBH. Ganden Investments, Manor Investments and Livnat Investments, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023 (“IDB Shareholders Agreement”). Ganden Investments, Manor Investments and Livnat Investments pledged their shares of IDBH to a financial institution as collateral for the repayment of loans borrowed to purchase such shares.

In addition, as of June 2, 2005, (i) Ganden Holdings Ltd. (“Ganden Holdings”), another private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which is the parent company of Ganden Investments, held approximately 7.07% of the equity and voting power of IDBH, (ii) Shelly Bergman held, through a wholly owned company, approximately 7.23% of the equity of and voting power in IDBH, (iii) another private Israeli company controlled by Ruth Manor, which is the parent company of Manor Investments, held approximately 0.03% of the equity and voting power in IDBH and (iv) another private Israeli company controlled by Avraham Livnat, which is the parent company of Livnat Investments, held approximately 0.04% of the equity and voting power in IDBH. Substantially all of the additional shares of IDBH set forth in (i) and (ii) above held directly by Ganden Holdings and Shelly Bergman’s wholly owned company, were acquired with borrowed funds and are pledged to each respective shareholder's lending institution. None of the shares set forth in (i)-(iv) above are subject to the IDB Shareholders Agreement.

Nochi Dankner is Chairman of IDBH, IDBD and DIC and a director of Clal and Elron. Shelly Bergman and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shay

Livnat (a son of Avraham Livnat) is a director of IDBD and Elron. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.

DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.

(2)      The Bank Leumi Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Leumi. As of May 31, 2005, the State of Israel held approximately 28.28% of the outstanding shares of Bank Leumi. The balance of the shares of Bank Leumi were held as follows: (i) Shlomo Eliahu Holdings Ltd. and affiliated companies held approximately 9.98% of Bank Leumi’s shares; (ii) mutual funds of the Bank Hapoalim group held approximately 5.16% of Bank Leumi’s shares; and (iii) the public held the remainder of Bank Leumi’s shares.

The Bank Leumi’s address is P.O.B 2 Tel-Aviv 6100, Israel (Principal branch, 19 Herzl St. Tel-Aviv, Israel)

(3)      The Bank Hapoalim Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M. As of April 21, 2005, the shares of Bank Hapoalim were held as follows: (1) Arison Holdings (1998) Ltd. held approximately 16.49% of Bank Hapoalim’s shares; (2) Israel Salt Industries (1998) Ltd. held approximately 7.03% of Bank Hapoalim’s shares; (3) Alliance Capital Management L.P. held approximately 7.1% of Bank Hapoalim’s shares; (4) the public held approximately 61.50% of Bank Hapoalim’s shares; and (5) other shareholders each held less than 5% of Bank Hapoalim’s shares.

(4)      The Clal Insurance Group is comprised of Clal and its subsidiary companies, which are deemed to be major shareholders of the Company. Clal is majority owned by IDBD, the parent company of DIC, which in turn is a controlling shareholder of the Company. As of May 31 2005, the other major shareholders of Clal were Bank Hapoalim, which held approximately 18.71% of Clal’s shares (including holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M.), and mutual and provident funds that are controlled by Bank Leumi, which held approximately 6.98%. None of the remaining shareholders of Clal held more than 5% of its shares.

The Clal Insurance Group’s address is 48 Menachem Begin Rd., Clal Development Bldg., Tel Aviv, Israel.

(5)      This amount includes 107,745 shares underlying options that are currently exercisable or that will become exercisable within 60 days of May 31, 2005. This amount does not include any shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC.

B.	Related Party Transactions

Directors’ Compensation

Under the Companies Law and Regulations, we, being a dual listed company, are permitted to pay an annual fee of up to NIS100,000 (approximately $22,900) per director and up to NIS3,000 (approximately $690) per director for participation in each meeting of the board of directors or any committee thereof, in each case, adjusted to the Israeli Consumer Price Index from time to time. However, in each of 2003, 2004 and 2005, we agreed to grant compensation to all of our directors for the fiscal years 2003, 2004 and 2005 respectively, according to the amount then permitted according to the Israeli Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 2000 (the “External Director Regulations”), for companies of the same classification in relation to its shareholder’s equity, which were as of May 31, 2005, in addition to reimbursement of expenses, approximately NIS 45,896 (approximately $10,500) per director for one year and in addition approximately NIS 1,765 (approximately $400) per director for participation in each meeting of the board of directors or any committee thereof.

Compensation of the Chairman

Mr. Ami Erel has options to acquire up to 1.5% of any shares or other securities acquired by us in Wavion, Inc. and up to 0.75% of any shares or other securities acquired by us and through DEP in Galil Medical Ltd. (each an “Invested Company”) (together, the “Option”). The Option shall be exercisable at the weighted average price of investments made by us with respect to any such Invested Company until the date of exercise of the Option. The Option shall be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by us in the relevant Invested Company, provided that at the time of the Option exercise Mr. Erel is a director or an employee of ours and that we have not sold or otherwise transferred to a third party our securities in the relevant Invested Company.

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

Acquisition of 67% of the shares of DEP

On May 6, 2002, we completed the purchase of DIC’s holding of 67% of the shares of DEP. Pursuant to the share purchase agreement with DIC dated November 19, 2001 we issued 2,261,843 ordinary shares to DIC in exchange for all of the shares held by DIC in DEP, including DIC’s rights to loans provided by DIC to RDC. We and DIC received written opinions from our respective financial advisors that the number of shares issued to DIC in the transaction was fair from a financial point of view, and the transaction was approved by our shareholders at a special meeting held on April 28, 2002.

Merger with Elbit

On May 15, 2002, we completed our merger with Elbit, which prior to the merger, was 44% owned by us.. Pursuant to the Agreement and Plan of Merger dated October 31, 2002, Elbit merged with us and we issued to Elbit’s shareholders (other than us) approximately 5,617,600 Elron shares, based on an exchange ratio of 0.45 of our ordinary shares for each ordinary share of Elbit. We and Elbit received written opinions from our respective financial advisors that the exchange ratio was fair from a financial point of view. The merger was approved by our and Elbit’s shareholders, creditors and optionholders on April 28, 2002 and April 29, 2002, respectively, and by the District Court of Tel-Aviv-Jaffa.

Investments in or acquisition of Shares of Galil Medical Ltd.

During 2002 and through May 31, 2005, we, our subsidiary RDC, and our parent company DIC, invested in and provided loans to Galil Medical.

On June 27, 2002, we purchased an additional 10.75% of Galil Medical’s outstanding shares from Lumenis Ltd., in consideration for approximately $0.8 million. In the same transaction, DIC also purchased an additional 10.75% of Galil Medical’s outstanding shares from Lumenis under the same terms and conditions.

All of these transactions were approved by our Audit Committee and our Board of Directors due to DIC’s participation in the transactions.

Lease Agreement with Elbit Systems.

Elbit Systems, in which we held 19.6% through July 2004, currently leases from Elbit Ltd. approximately 15,760 square meters of office and manufacturing space in Karmiel, Israel. The lease expires in October 2006 and may be terminated earlier by Elbit Systems upon twelve months’ prior written notice. The monthly rent is an amount in NIS equal to approximately $5.4 per square foot linked to the U.S. dollar and the U.S. CPI, payable quarterly at the beginning of each quarter. In the event that the area leased is substantially reduced, the monthly rent will be determined by the parties. In 2004, we sold our shares in Elbit Systems.

Grant of Letters of Exemption and Indemnification

In 2001, following the approval of our audit committee, board of directors and shareholders, and in accordance with the provisions of the Companies Law, we granted letters of indemnification to our directors and officers. The aggregate indemnification shall not exceed 25% of our shareholders equity according to our consolidated financial statements for the year ended December 31, 2000, for all persons and cases to be indemnified. In addition, we undertook to exempt our directors and officers, to the extent permitted by law, from any liability towards us for any damage caused or that may be caused to us by them, if caused or that may be caused following a breach of their duty of care towards us.

We continue to grant letters of indemnification and exemption to our directors and officers in accordance with the above terms.

Directors and Officers Insurance Policy

In April 2005, following the resolution and recommendation of our Audit Committee and Board of Directors, our shareholders approved and ratified the purchase of a directors’ and officers’ liability insurance policy (the “Policy”) for our directors and officers from Clal Insurance Company Ltd., a related party and separately approved the application of the Policy to Dori Manor, one of our directors, and any future director or officer of the Company who may currently be considered a “Controlling Shareholder” under the Companies Law, 1999. The principal terms of the Policy are as follows:

(1)	The Policy was for a period beginning on January 1, 2005 and ending on June 30, 2006.
(2)	The coverage under the Policy was limited to $30 million per claim and in the aggregate during the Policy period.
(3)	The annual premium to be paid with respect to the Policy was approximately $475,000.

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

In April 2003, the shareholders approved the purchase of a directors’ and officers’ liability insurance policy covering the period January to December 2003 with a coverage of $20 million in consideration for a premium of approximately $1 million. In December 2003, our audit committee and board of directors approved the renewal of such policy for the period January to December 2004 at a premium of $650,000.

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

Voting Agreement with DIC regarding Given Imaging

On September 29, 2003, we and DIC entered into a voting agreement pursuant to which, among other things, DIC agreed to vote all of its ordinary shares in favor of nominees to the board of directors of Given Imaging proposed by us. The voting agreement is for a term of one year and renews automatically each year thereafter unless terminated by notice of either party to the other party no later than August 30 in each year. This agreement was approved by our Audit Committee and our Board of Directors.

Investment in Jordan Valley

On October 21, 2004, we invested approximately $6.7 million in Jordan Valley, in consideration for 25% of Jordan Valley on a fully diluted basis, as part of an aggregate investment of approximately $9 million raised by Jordan Valley. The balance of the aggregate investment in Jordan Valley was invested by Clal by way of conversion of previously granted loans. Jordan Valley is 40% owned (indirectly) by Clal, an approximately then 64% held subsidiary of IDBD, which also then owned approximately 67% of DIC. Our investment in Jordan Valley was approved by our audit committee, board of directors and shareholders.

Voting Agreement with Infinity regarding Teledata

On May 8, 2005, as part of our investment in Teledata, we and Infinity, a related venture capital fund, entered into a voting agreement pursuant to which we agreed to vote in concert with each other at meetings of shareholders of Teledata. Clal, a subsidiary of IDBD, is the largest limited partner of Infinity. DIC, our largest shareholder, is also a subsidiary of IDBD. This agreement was approved by our Audit Committee and our Board of Directors as part of our investment in Teledata.

Loans to NetVision

During 2004, we and DIC each advanced loans to NetVision in the amount of $5.3 milion each. These loans were approved by our Audit Committee and our Board of Directors. We and DIC each converted approximately $3.1 million of these loans into equity of NetVision immediately prior to NetVision’s initial public offering in May 2005 and $2.2 million in loans was repaid to each of us from the proceeds of the offering.

Shareholders Agreement with DIC regarding NetVision

On May 10, 2005, immediately prior to the NetVision initial public offering, we and DIC entered into a shareholders agreement pursuant to which we and DIC agreed to vote all of our shares in favor of our respective nominees to the board of directors of NetVision. In addition, under the agreement, we and DIC have rights of first refusal and co-sale rights on the sale of our respective shares subject to and in accordance with the mechanisms set forth in the agreement. The agreement shall terminate upon the earlier of our mutual consent or either us or DIC holding less than 10% of NetVision. This agreement was approved by our Audit Committee and our Board of Directors.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.	Financial Information
A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are incorporated herein by reference to Item 18 below.

Legal Proceedings

Gesser Claim

On September 8, 1999, we received a copy of a statement of claim, along with a court order requiring a motion to approve this claim as a class action, submitted by David Gesser, a shareholder of Elscint Ltd., or Elscint, The motion requests that this claim be approved as class action instead of the previous claim submitted by Yonatan Aderet. This claim names as defendants Elscint, Elbit, our company, and Emmanuel Gill, Uzia Galil, Dov Tadmor, Micha Angel and Yigal Baruchi, former directors of Elscint, and Yonatan Aderet, the former President and director of Elscint. The motion was submitted by the applicant on behalf of all existing shareholders of Elscint who held Elscint’s shares on February 18, 1999. The plaintiff seeks damages of approximately $158.0 million.

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

On August 16, 2000, the Haifa District Court dismissed the application to recognize the claim as a class action. Some of the claimants requested and were granted permission to appeal to the Supreme Court of Israel. The appeal to the Supreme Court is still pending. In addition, the claimants submitted an amended claim in February 2001, which was not recognized as a class action suit. The allegations are similar to those in the previous claim.

We deny all the allegations set forth in the above claims and are defending and intend to continue defending against such claims.

Lease Claim

In July 2003, ESW terminated the lease of its premises in the United States alleging defects in the premises and the lessor’s failure to repair the defects. The lessor rejected the termination of the lease and is seeking to enforce the lease and to claim all amounts due under the lease from ESW and us, as guarantor of the lease. The balance of the rental under the lease amounts to approximately $2 million. ESW is counterclaiming damages caused by the lessor. We believe that ESW has good defense arguments and that the above claim will not have a material effect on our results of operations.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2004.

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

	To be Updated	NASDAQ	NASDAQ	TASE	TASE
	Period	High (US dollars)	Low (US dollars)	High (NIS)	Low (NIS)

	2000	55.12	25.00	216.68	104.40
	2001	27.00	10.55	105.00	47.51
	2002	14.83	5.50	65.80	27.71
	First Quarter 2003	6.81	4.92	31.30	24.48
	Second Quarter 2003	9.70	6.32	39.83	29.60
	Third Quarter 2003	10.30	7.47	42.50	34.88
	Fourth Quarter 2003	11.42	8.85	44.13	33.98
	First Quarter 2004	14.15	11.32	63.50	51.60
	Second Quarter 2004	14.66	12.42	66.00	57.90
	Third Quarter 2004	14.93	13.32	67.33	60.98
	Fourth Quarter 2004	15.23	12.44	66.71	55.62
	December 2004	15.23	14.45	66.71	62.40
	January 2005	16.14	14.5	70.36	64.12
	February 2005	16.2	15.17	70.21	65.82
	March 2005	16.49	15.00	71.16	66.85
	April 2005	15.7	14.6	69.53	63.63
	May 2005	16.15	14.62	69.47	64.93
B.	Plan of Distribution

Not Applicable.

C.	Markets

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

The Israeli Companies Law and our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. Under the Israeli law and regulations and our Articles of Association, notice of the meeting is required to be published in two widely distributed daily newspapers published in Hebrew and to be sent to shareholders whose names appear in the shareholders register if their registered shares are not in Israel. No business may be commenced until a quorum of two or more shareholders holding at least one third of the voting rights are present in person or by proxy. The Israeli Companies Law provides that the record date for the participation of shareholders of a company whose shares are traded or registered outside of Israel such as us may be no more than 40 but no less than 4 days prior to the meeting, provided that notice for said meeting is given prior to the record date. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our Articles and Memorandum of Association;
•	appointment or termination of our auditors;
•	appointment and dismissal of directors;
•	approval of interested party actions and transactions requiring general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law;
•	increase or reduction of our authorized share capital and alterations of our share capital;
•	a merger as provided in section 320 of the Israeli Companies Law;
•	the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israeli Companies Law; and

•	any matter that is required to be adopted by resolution of a general meeting pursuant to the Israeli Companies Law or in accordance with our Articles.

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

Under the Israeli Companies Law, if a private placement will entail 20% or more of the voting rights of a company prior to the placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not upon market terms and if as a result of the private placement the holdings of substantial shareholder shall increase or result in a person becoming a substantial shareholder, then the allotment must be approved by the board of directors and by the shareholders of the company. A “substantial shareholder” is defined as a shareholder that holds 5% or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person. In order for the private placement to be on “market terms” the board of directors has to determine, on the basis of a detailed examination, that the private placement is on market terms, unless proved otherwise. Any placement of securities that does not fall within the above description may be issued at the discretion of the board of directors.

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
1.	Deed of Transfer for Sale of Shares of Elbit Systems

On July 28, 2004, we signed a deed of transfer to sell all of our holdings in Elbit Systems, constituting approximately 19.6% of the outstanding share capital of Elbit Systems, to the Federmann group, for approximately $196.6 million.

2.	Sale of shares of Partner

Buyback

On April 20, 2005 we completed the sale to Partner of 12,765,190 Partner shares for approximately $94 million, as part of the sale together with the other Israeli founding shareholders of Partner of an aggregate of approximately 33.3 million Partner shares to Partner for an aggregate consideration of approximately $245 million, pursuant to the terms of an irrevocable offer letter February 7, 2005. Under the terms of the offer letter, we, Polar Communications Ltd. (“Polar”) and Eurocom Communications Ltd. (“Eurocom”), offered to sell to Partner, severally and not jointly, all of our respective Ordinary Shares, for aggregate consideration of between NIS 984.6 million ($225.2 million) and NIS 1.02 billion ($233.6 million) (the “Buyback”). Matav Investments Ltd. (“Matav”), the remaining Israeli founding shareholder, had the option to participate in the Buyback which it exercised. The sale price formula of the Buyback reflected a 10% discount from the 20-trading day volume weighted average market price of the Partner ordinary shares on the Tel Aviv Stock Exchange prior to the meeting of Partner shareholders in which the Buyback is approved, up to a maximum price of NIS 32.22 per share ($7.37 based on the applicable exchange rate of NIS 4.372 per $1.00) but not below NIS 31.04 per share ($7.10 based on such exchange rate). The sale was completed at the maximum price per share.

Restatement of Relationship Agreement

On April 20, 2005, in connection with the completion of the Buyback, we, the other Israeli founding shareholders, Eurocom, Polar and Matav (the “Israeli Shareholders”) together with Advent Investments Pte Ltd. and Hutchison Telecommunications International (Netherlands) B.V., entered into the Restated Relationship Agreement, which replaced the Relationship Agreement dated October 10, 1999 among the parties.

The Restated Relationship Agreement requires the Israeli Shareholders, severally but not jointly, based on their respective holdings in Partner as of April 20, 2005, to hold a sufficient number of Partner ordinary shares to comply with the minimum aggregate holdings by Israeli entities required under Partner’s license and articles of association (the “Required Israeli Percentage”). The Required Israeli Percentage is currently 5% of the outstanding share capital of Partner. The number of Partner ordinary shares required to be held by the Israeli Shareholders to maintain the Required Israeli Percentage is calculated based on the number of Partner ordinary shares outstanding from time to time up to a maximum of 160,922,344 ordinary shares outstanding, as adjusted to reflect stock splits, stock dividends and similar changes that apply to all the ordinary shares.

The Restated Relationship Agreement also requires the Israeli Shareholders to transfer such ordinary shares that are subject to the holding requirement of Required Israeli Percentage (the “Restricted Shares”) only in accordance with the transfer limitations provided by Partner’s license and articles of association.

In addition, pursuant to the Restated Relationship Agreement, the Israeli Shareholders undertook to appoint and retain the number of Israeli directors of Partner that are required pursuant to applicable law (including its license and articles of association) to be appointed and retained by Israeli Shareholders (the “Israeli Director(s)”). Partner’s license currently requires that at least 10% of its directors be Israeli Directors, but one Israeli director is sufficient so long as there are fewer than 15 directors. Based on the current size of Partner’s board of directors, which is comprised of 13 directors, one Israeli Director is currently required.

Shareholders Agreement

On April 20, 2005, we together with the other Israeli Shareholders also entered into a shareholders agreement. The shareholders agreement sets forth the mechanism for appointing the Israeli Director(s). Specifically, the Israeli Director(s) will be appointed on a rotation basis.

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

General Corporate Tax Structure

Israeli companies are generally subject to company tax at the rate of 35% (34% in 2005, 32% in 2006 and 30% in 2007 and thereafter) of taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25% (rather than 35% as stated above) for a period of time termed the benefit period. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

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

The company tax rate applicable to income earned from Approved Enterprise programs (currently, for programs on which an application for an approved enterprise status was submitted before December 31, 2004) in the benefit period by a company meeting these qualifications is as follows:

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

A company that pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to deferred company tax in respect of the amount distributed (including the recipient’s tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package. This rate is generally 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares.

The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally 15% as compared to 25% for individuals or an exemption for companies), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the limitation does not apply if the company qualifies as a foreign investors’ company. This tax must be withheld by such company at source, regardless of whether the dividend is converted into foreign currency.

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

On March 29, 2005, the Israeli Knesset (Parliament) passed an amendment to the Investment Law, that revamps the Israeli tax incentives for future industrial and hotel investments (“ 2005 amendment”). A tax “holiday” package can now be elected for up to 15 years for a “Privileged Enterprise” as defined in the 2005 amendment, if certain conditions are met, without needing to obtain approval. The extent of the tax benefits available depends mainly upon the level of foreign investment and the geographical location of the “Privileged Enterprise”.

The 2005 amendment became effective on April 1, 2005. Taxpayers may, under certain conditions, claim Privileged Enterprise status for new and expanded enterprises with respect to 2004 or subsequent years, unless the Investment Center granted such taxpayer Approved Enterprise status prior to December 31, 2004.

Subject to certain conditions, various alternative tax-only benefit packages can now be elected with respect to investments in a “Privileged Enterprise”. Companies in industry or tourism in Israel may elect between:

• Tax “holiday” package - for a “Privileged Enterprise”: a tax exemption applies to undistributed profits for 2 to 15 years depending on geographical location of the “Privileged Enterprise” and the level of foreign ownership. Company tax rates of between 10% and 25% apply to distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is 7 to 15 years, or

• Grant / Reduced tax package - for an “Approved Enterprise”: Fixed asset grants of between 20% and 32% for enterprises in a development area and reduced company tax rates between 0% and 25% for 7 to 15 years.

Dividend withholding tax also applies at a rate of 4% or 15% depending on the package selected.

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

The salient features of the Inflationary Adjustments Law can be described generally as follows:

A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (soft) Assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis to the following year and will be considered a business loss). If the depreciated cost of Fixed Assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

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

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31 2002 is taxed at the marginal rate of up to 49% for individuals and 35% for corporations (in 2004). Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets acquired after that date has been reduced to 25%; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after that date that the asset was held.

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

Employee Stock Options

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the profit upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee (in this track the optionee is not required to make payments to the National Insurance Institute and health tax) and the Company may not recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the end of the year in which the options were granted; or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the options for tax purposes.

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

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel and capital gain as mentioned above. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. For example, the tax rate would be 12.5% if the non-resident is a company which holds 10% or more of our voting power (during the part of our tax year which precedes the date of payment of the dividend and during the entire prior tax year) which pursuant to the U.S.-Israel Tax Treaty. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States will be 25%. However, under the Investment Law, dividends generated by an Approved Enterprise in any case are taxed at the rate of 15%.

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

•	an individual citizen or resident of the U.S. for U.S. federal income tax purposes;
•

a corporation or partnership (or another entity taxable as a corporation or partnership for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the ordinary shares through, a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our ordinary shares.

Taxation of Distributions on Ordinary Shares

Subject to the discussion below under “Tax Consequences If we are a Passive Foreign Investment Company,” a distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described above under “Taxation of Non-Residents.” Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is included in income, U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income”(and, for tax years beginning after December 31, 2006, as “general category income”). U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 30 day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16 day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

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

The “QEF” regime applies (to the exclusion of the “excess distribution” regime, described below) if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares during which we are a PFIC, and if we comply with certain reporting requirements. If the QEF regime applies, then each year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his ordinary shares as capital gain.

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

If a QEF election is made by the U.S. holder after the first taxable year in which the U.S. holder holds our ordinary shares during which we are a PFIC, then both the QEF regime and the excess distribution regime, defined below, will apply simultaneously unless the U.S. holder makes a special election.

A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are publicly traded. Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each year in which we are a PFIC, and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, as long as we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. The mark-to-market election applies to the tax year for which the election is made and all later tax years in which we are a PFIC, unless the ordinary shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

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

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year, as well as amounts allocated to taxable years prior to the first year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to prior years of the U.S. holder during which we were a PFIC would be taxed at the highest tax rate applicable to ordinary income for each such prior year. The U.S. holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A U.S. holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Code.

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

Concurrently with the announcement of the sale of our shares in Elbit Systems Ltd. in July 2004, we announced that, as a result of the transaction, we may be characterized as a PFIC for 2004. At the time we filed our Form 6-K with the Securities and Exchange Commission regarding this matter, however, we believed, and our tax advisors concurred, that for 2004 we could potentially rely on the “change of business” exception to PFIC status provided under Section 1298(b)(3) of the U.S. Internal Revenue Code of 1986, as amended. Pursuant to this exception, in order to avoid PFIC status in 2004, among other requirements, we cannot be a PFIC in 2005 or 2006 (which cannot be determined at this time) or in any year prior to 2004 (which we believe was not the case). The tests for determining PFIC status are impacted, by among other factors, changes in our holdings and in the value of our group companies which are difficult to predict.Moreover, the sale of our shares in Partner in 2005, generated significant passive income. As a result, we believe that it is reasonably possible that we will be treated as a PFIC in 2005 and, as a result, in 2004 as well. The ultimate determination of our PFIC status in 2005 will depend on the composition of our gross income and assets for the entire year and the values of those assets, which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies. Therefore, it is unclear whether the “change of business” exception would ultimately be satisfied for 2004.

We cannot assure you that the Internal Revenue Service will not challenge our reliance on the “change of business” exception or our assumptions and methodologies used in determining our percentage of passive assets and income. If there were such challenges, we could be classified as a passive foreign investment company for 2004, even if we are not a PFIC in 2005 or 2006.

With respect to subsequent years, the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. As described above, the tests are impacted, by, among other factors, changes in value of our group companies which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies. Accordingly, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2005 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to “mark to market” the ordinary shares or to become subject to the “excess distribution” regime.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

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

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e)of the Securities Exchange Act of 1934, as amended), have concluded that, as of December 31, 2004, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, and reported within the periods specified by the SEC’s rules and forms. There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]
Item 16A.	Audit Committee Financial Expert

The board of directors has determined that Mr. Yaacov Goldman is the audit committee financial expert serving on its audit committee.

Item 16B.	Code of Ethics

We have adopted a code of ethics applicable to our employees, officers and directors as well as to employees, officers and directors of our wholly owned subsidiary, Elron TeleSoft. A copy of the code of ethics was filed as an Exhibit 11.1 to our Annual Report on Form 20F filed with the Securities Exchange Commission on June 29, 2004, and is also available on our website, www.elron.com.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our principal accountants Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) and our former principal accountants Luboshitz Kasierer (an affiliate member of Ernst & Young International) in each of our previous two fiscal years:

	2003	2004

	(in thousands)
Audit fees (1)	234	250
Tax fees (2)	127	209
All other fees (3)	17	–

Total	378	459

(1) Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include statutory audits; comfort letters and consents; and assistance with and review of documents filed with the SEC.

(2) Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for tax refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, and requests for rulings or technical advice from taxing authority; and tax planning services.

(3) All other fees include permissible services provided by the independent auditors that do not fall into the above-mentioned categories.

Our audit committee’s policy is to pre-approve each audit and non-audit service to be performed by our independent auditors for us and our subsidiaries.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not yet Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On August 22, 2004, DIC completed a tender offer to purchase 2,203,425 of our ordinary shares for $15 per share, net to the seller in cash, less any required withholding taxes and without interest thereby increasing its shareholding to approximately 46%.

Between June 19 and 30, 2005, DIC purchased an additional aggregate of 565,111 of our ordinary shares on the TASE thereby increasing its shareholding to approximately 47.6%.

Except as aforesaid, neither we nor any affiliated purchaser purchased any of our equity securities during the period covered by this Annual Report.

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

4.2

License from the Israeli Ministry of Communications issued to Partner Communications Company Ltd. on April 8, 1998, incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F/A of Elbit Ltd., filed with the Commission on March 15, 2002 as may be amended from time to time and incorporated in subsequent filings by Partner with the Commission.

4.3

Agreement and Plan of Merger between Elron Electronic Industries Ltd. and Elbit Ltd. dated October 31, 2001, incorporated by reference to Exhibit 2.1 to the registrant’s Registration Statement on Form F-4, filed with the Commission on November 15, 2001.

4.4

Share Purchase Agreement dated as of November 19, 2001, between Elron Electronic Industries Ltd. and Discount Investment Corporation Ltd., incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-4, filed with the Commission on November 15, 2001.

4.5

Addendum to Agreement dated June 16, 2003 among DEP Technology Holdings Ltd., Rafael Armament Development Authority Ltd., Galram Technologies Industries Ltd. and RDC Rafael Development Corporation Ltd. incorporated by reference to Exhibit 4.17 of the registrant’s Form 20-F, filed with the Commission on June 30, 2003.

4.6

Irrevocable Offer Letter dated February 7, 2005 by Elbit Ltd., Eurocom Communications Ltd. Polar Comunications Ltd., Matav Investments Ltd. and Matav Cable Systems Media Ltd setting forth the terms of the Buyback Offer to Partner Communications Company Ltd. incorporated by reference to Exhibit 1 to amendment no. 2 to registrant’s filing on Form 13 D filed with the Commission on March 1, 2005.

4.7

Restatement of Relationship Agreement dated April 20, 2005 by and among Hutchison Telecommunications International (Netherlands) B.V., Advent Investments Pte Ltd., Elbit Ltd., Eurocom Communications Ltd. Polar Comunications Ltd., Matav Investments Ltd., Matav Cable Systems Media Ltd. and Tapuz Cellular Systems Ltd. incorporated by reference to Exhibit 1 to amendment no. 3 to registrant’s filing on Form 13 D filed with the Commission on May 16, 2005.

4.8

Shareholders Agreement dated April 20, 2005 by and among Elbit Ltd., Eurocom Communications Ltd. Polar Comunications Ltd., Matav Investments Ltd. and Matav Cable Systems Media Ltd.incorporated by reference to Exhibit 2 to amendment no.3 to registrant’s filing on Form 13 D filed with the Commission on May 16, 2005.

4.9	English Translation of Deed of Transfer to the Federmann Group dated July 28, 2004.
8.1	List of subsidiaries

11.1	Code of Ethics. incorporated by reference to Exhibit 11.1 to the registrant’s Annual Report on Form 20-F., filed with the Commission on June 30, 2004.
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd.
15.2	Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young International, for Elron Electronic Industries Ltd.
15.3	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elbit Systems Ltd.
15.4	Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young International, for Elbit Systems Ltd.
15.5	Consent of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, for A.M.T. Advanced Metal Technologies Ltd.
15.6	Consent of Somekh Chaikin, a member of KPMG International, for Given Imaging Ltd.
15.7	Consent of Somekh Chaikin, a member of KPMG International, for DEP Technology Holdings Ltd.
15.8	Consent of PricewaterhouseCoopers LLP for ChipX Incorporated.
15.9	Consent of Kesselman & Kesselman CPA(Isr.) a member of PricewaterhouseCoopers Intenational Limited for Notal Vision, Inc.
15.10	Consent of PriceWaterhouseCoopers LLP for Oncura, Inc.
15.11	Consent of Kesselman & Kesselman CPA(Isr.) a member of PricewaterhouseCoopers Intenational Limitedfor Pulsicom Israel Technologies Ltd.
15.12	Consent of Kesselman & Kesselman CPA(Isr.) a member of PricewaterhouseCoopers Intenational Limited for Ingenio Technologies Ltd.

*	This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: July 13, 2005	ELRON ELECTRONIC INDUSTRIES LTD.
	By:	/s/ Doron Birger

	Name:	Doron Birger
	Title:	President & Chief Executive Officer

By:	/s/ Tal Raz

Name:	Tal Raz
Title:	Vice President & Chief Financial Officer

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

- - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 21 Aminadav St. Tel-Aviv 67067, Israel	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

To the Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD

We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $ 56.7 million and $ 46.8 million as of December 31, 2004 and 2003, respectively, and the Company’s equity in their income (losses) amounted to $ 1.2 million and $ (9.7) million for the years ended December 31, 2004 and 2003, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(s) to the consolidated financial statements, effective January 1, 2003, the Company adopted the full provision of SFAS 123, “Accounting for Stock – Based Compensation” with respect to all employee awards granted, modified or settled after January 1, 2003. As discussed in Note 2(i) to the consolidated financial statements, effective October 1, 2004, the Company adopted the provisions of EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock”.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 2, 2005	A Member of Ernst & Young Global

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity and cash flows of Elron Electronic Industries Ltd. (the “Company”) and its subsidiaries, for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of certain subsidiaries, whose net losses constitute approximately 4.8% of consolidated net loss for the year ended December 31, 2002. Also, we did not audit the financial statements of certain affiliates, for which the Company’s equity in their losses amounted to $4.6 million for the year ended December 31, 2002. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

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

In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the Company and its subsidiaries operations and their cash flows for the year ended December 31, 2002, in conformity with United States generally accepted accounting principles.

Luboshitz Kasierer
An affiliate member of Ernst & Young International
Tel Aviv, Israel March 12, 2003, except as to Note 7(d)6 which is dated March 10, 2004

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

		December 31,

	Note	2004	2003

ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	$42,611	$83,906
Short-term investments	5	146,009	37,158
Trade receivables, net *	6	6,112	5,016
Other receivables and prepaid expenses *		1,946	2,516
Inventories and contracts-in-progress		1,984	1,471

Total current assets		198,662	130,067

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies	7	117,124	156,819
Investments in other companies and long-term receivables *	8	155,929	128,799
Long-term debentures	10	–	700
Deferred taxes	16	5,493	1,871
Severance pay deposits		2,637	2,144

Total investments and long-term receivables		281,183	290,333

PROPERTY AND EQUIPMENT, NET	11	8,064	8,317

INTANGIBLE ASSETS	12
Goodwill		10,268	12,019
Other intangible assets		2,979	9,968

Total intangible assets		13,247	21,987

Total assets		$501,156	$450,704

*	Include receivables from related parties in the aggregate amount of $3,360 and $3,684 as of December 31, 2004 and 2003, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

		December 31,

	Note	2004	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans from banks and others	13	$2,079	$11,986
Current maturities of long-term loans from banks and others	15	2,974	44,021
Trade payables		3,459	3,408
Other payables and accrued expenses	14	31,333	13,620

Total current liabilities		39,845	73,035

LONG-TERM LIABILITIES
Long-term loans from banks and others	15	4,072	17,221
Accrued severance pay and retirement obligations		3,809	2,850
Deferred taxes	16	41,233	40,684
Other		22	103

Total long-term liabilities		49,136	60,858

Contingent liabilities, pledges and commitments	17
MINORITY INTEREST		23,095	20,681

SHAREHOLDERS’ EQUITY:	18
Ordinary shares of NIS 0.003 par value; Authorized: 35,000,000 shares as of December 31, 2004 and 2003; Issued and outstanding: 29,414,424 and 29,206,845 shares as of December 31, 2004 and 2003, respectively;		9,572	9,572
Additional paid-in capital		270,005	267,113
Accumulated other comprehensive income	27	57,717	51,792
Retained earnings (accumulated deficit)		51,786	(32,347)

Total shareholders’ equity		389,080	296,130

Total liabilities and shareholders’ equity		$501,156	$450,704

The accompanying notes are an integral part of the consolidated financial statements.

March 2, 2005

Date of approval of the financial statements	Ami Erel Chairman of the Board of Directors	Avraham Asheri Director	Doron Birger President & Chief Executive Officer

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

		Year ended December 31

	Note	2004	2003	2002

INCOME
Net revenues*		$16,330	$16,547	$15,179
Equity in losses of affiliated companies	20	(10,492)	(8,698)	(24,189)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	21	132,396	25,754	6,888
Other income (expenses), net	22	4,784	14,665	(743)

		143,018	48,268	(2,865)

COSTS AND EXPENSES

Cost of revenues		9,650	10,198	10,716
Research and development costs, net		3,637	3,787	3,418
Marketing and selling expenses, net		3,202	7,763	6,412
General and administrative expenses		13,285	13,923	9,658
Restructuring costs	24	225	–	1,747
Amortization of intangible assets		731	1,073	1,044
Impairment of goodwill	12	1,980	–	–
Impairment of intangible assets and property and equipment	12	7,097	–	–
Financial expenses (income), net	23	(643)	753	81

		39,164	37,497	33,076

Income (loss) before taxes on income		103,854	10,771	(35,941)
Tax benefit (taxes on income)	16	(15,132)	(6,834)	2,862

Income (loss) after taxes on income		88,722	3,937	(33,079)
Minority interest in losses (income) of subsidiaries		(4,135)	(10,907)	2,823

Income (loss) from continuing operations		84,587	(6,970)	(30,256)
Loss from discontinued operations	25	(454)	(235)	(11,323)

Net income (loss)		$84,133	$(7,205)	$(41,579)

Income (loss) per share	19
Basic:
Income (loss) from continuing operations		2.89	$(0.24)	$(1.15)
Loss from discontinued operations		(0.02)	$(0.01)	$(0.43)

Net income (loss)		2.87	$(0.25)	$(1.58)

Diluted :
Income (loss) from continuing operations		2.88	$(0.24)	$(1.15)
Loss from discontinued operations		(0.02)	$(0.01)	$(0.43)

Net income (loss)		2.86	$(0.25)	$(1.58)

Weighted average number of Ordinary shares used in computing basic net income (loss) per share (thousands)		29,266	29,194	26,272

Weighted average number of Ordinary shares used in computing diluted net income (loss) per share (thousands)		29,385	29,194	26,272

*	Includes revenues from related parties in the amount of $8,480, $4,155 and $2,487, for the years ended December 31, 2004, 2003 and 2002, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
STATEMENT OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (Accumulated deficit)	Total shareholders’ equity	Total comprehensive income (loss)

Balance as of January 1, 2002	21,213,664	$9,567	$165,680	$42,231	$16,437	$233,915
Exercise of options	87,862	–	605			605
Issuance of shares pursuant to the merger with Elbit	5,617,601	4	71,191	–	–	71,195
Issuance of shares pursuant to the purchase of DEP	2,261,843	1	29,448	–	–	29,449
Changes in additional paid-in capital in affiliated companies	–	–	336	–	–	336
Amortization of deferred stock compensation	–	–	222	–	–	222
Other comprehensive loss, net of tax:
Unrealized losses on available for sale securities	–	–	–	(33,035)	–	(33,035)	$(33,035)
Reclassification adjustment for gain realized and other than temporary impairment included in net loss	–	–	–	(1,070)	–	(1,070)	(1,070)
Minimum pension liability in an affiliated company	–	–	–	(597)	–	(597)	(597)
Net loss	–	–		–	(41,579)	(41,579)	(41,579)

Balance as of December 31, 2002	29,180,970	$9,572	$267,482	$7,529	$(25,142)	$259,441
Total comprehensive loss							$(76,281)

Exercise of options	25,875	–	177	–	–	177	–
Changes in additional paid-in capital in affiliated companies	–	–	(932)	–	–	(932)	–
Amortization of deferred stock compensation	–	–	386	–	–	386	–
Other comprehensive income (loss), net of tax:
Unrealized gains on available for sale securities	–	–	–	55,960	–	55,960	$55,960
Reclassification adjustment for gain realized included in net loss	–	–	–	(11,113)	–	(11,113)	(11,113)
Foreign currency translation adjustment	–	–	–	(304)	–	(304)	(304)
Minimum pension liability in an affiliated company	–	–	–	(172)	–	(172)	(172)
Unrealized loss on derivative instrument in affiliated company	–	–	–	(108)	–	(108)	(108)
Net loss	–	–	–	–	(7,205)	(7,205)	(7,205)

Balance as of December 31, 2003	29,206,845	$9,572	$267,113	$51,792	$(32,347)	$296,130

Total comprehensive income							$37,058

Exercise of options	207,579	–	2,097	–	–	2,097
Amortization of deferred stock compensation	–	–	545	–	–	545
Tax benefit in respect of options exercised	–	–	250	–	–	250
Other comprehensive income (loss), net of tax:
Unrealized gains on available for sale securities	–	–	–	8,489	–	8,489	8,489
Reclassification adjustment for gain realized included in net income	–	–	–	(3,582)	–	(3,582)	(3,582)
Foreign currency translation adjustments	–	–	–	202	–	202	202
Unrealized gain on derivative instruments in affiliated company	–	–	–	84	–	84	84
Reclassification adjustments for loss on derivative instruments, minimum pension liability and foreign currency translation adjustments, included in net income due to sale of affiliated companies	–	–	–	732	–	732	732
Net income	–	–	–	–	84,133	84,133	84,133

Balance as of December 31, 2004	29,414,424	$9,572	$270,005	$57,717	51,786	389,080

Total comprehensive income							90,058

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	84,133	$(7,205)	$(41,579)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in losses of affiliated companies	10,492	8,698	24,189
Dividend from affiliated companies	1,719	2,971	2,670
Minority interest in income (losses) of subsidiaries	4,135	10,907	(2,823)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	(132,396)	(25,754)	(6,888)
Gain from sale of investments in available for sale securities	(5,360)	(17,924)	(706)
Gain from disposal of businesses included in discontinued operations	–	(4,137)	(1,991)
Depreciation and amortization	1,868	3,573	4,372
Impairment of intangible assets and property and equipment	7,097	–	–
Impairment of goodwill	1,980	–	–
Decline in value of other investments	803	3,716	1,866
Equity in losses of partnerships	7	547	303
Amortization (appreciation) of deferred stock compensation and changes in liability in respect of call options	3,033	2,564	(104)
Deferred taxes, net	(2,409)	6,229	(3,398)
Changes in operating assets and liabilities
Decrease (decrease) in trade receivables	(139)	3,491	2,515
Decrease in other receivables and prepaid expenses	88	1,888	3,439
Decrease (increase) in trading securities, net	5	(4)	231
Decrease in inventories and contracts-in-progress	333	589	698
Decrease in trade payables	(1,184)	(2,009)	(1,385)
Increase (decrease) in other payables and accrued expenses (mainly provision for income taxes)	16,935	(5,275)	(11,314)
Other	(552)	652	695

Net cash used in operating activities	(9,412)	(16,483)	(29,210)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in affiliated companies	(57,916)	(14,884)	(19,951)
Proceeds from sale of KIT shares	5,706	–	–
Proceeds from sale of ESL shares	196,580	–	5,862
Proceeds from sale of Given Imaging shares	9,074	13,878	6,918
Cash and cash equivalents resulting from the merger with Elbit (Schedule A)	–	–	14,883
Cash and cash equivalents resulting from the share purchase of DEP (Schedule B)	–	–	284
Cash and cash equivalents resulting from newly consolidated subsidiaries (Schedule C)	247	–	2,978
Change in cash and cash equivalents resulting from disposal of businesses (Schedule D)	–	(4,648)	(1,984)
Investment in other companies	(15,264)	(299)	(3,700)
Proceeds from sale of investments in other companies	–	–	405
Collection of long term receivables	–	772	–
Proceeds from sale of available for sale securities	8,062	46,143	890
Investments in held to maturity debentures and deposits	(105,378)	(8,925)	(11,381)
Investment in available for sale securities	(43,000)	(1,952)	–
Proceeds from maturities of held to maturity debentures and deposits	33,345	8,975	4,482
Purchase of property and equipment	(728)	(547)	(969)
Proceeds from sale of property and equipment	–	329	515
Proceeds from sale of certain activities	–	–	6,589

Net cash provided by investing activities	30,728	38,842	5,821

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from options exercised	2,097	177	605
Proceeds from exercise of options in a subsidiary	–	–	2
Receipt of long-term loans from banks	519	4,032	9,152
Repayment of loans from shareholder	–	–	(1,378)
Repayment of long-term loans	(50,677)	(6,200)	(706)
Decrease in short-term bank loan, net	(15,842)	(4,076)	(8,954)
Repayment of loans from minority shareholders of a subsidiary	–	(4,246)	–
Receipt of short-term loans from minority shareholders of subsidiaries	137	904	–
Proceeds from convertible loans and long-term loans from minority shareholders of a subsidiary	1,402	3,055	2,165
Issuance expenses in a subsidiary	(180)	–	–
Dividend to minority shareholders of a subsidiary	(67)	–	–

Net cash provided by (used in) financing activities	(62,611)	(6,354)	886

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(41,295)	16,005	(22,503)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	83,906	67,901	90,404

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	42,611	$83,906	$67,901

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2004	2003	2002

Supplemental cash flow information:
Cash paid during the year for:
Income taxes	$172	$96	$521

Interest	$1,044	$1,466	$1,916

SCHEDULE A:

Cash and cash equivalents resulting from the merger with Elbit	Year ended December 31 2002

Assets acquired and liabilities assumed on the merger date:
Working capital deficiency, net (except cash and cash equivalents)	$6,970
Property and equipment	(9,225)
Investments in affiliated companies	(5,423)
Other investments	(111,482)
Other long -term assets	(1,820)
Goodwill	(18,275)
Long-term liabilities	40,122
Investment at equity prior to merger	42,739
Minority interests	82
Issuance of shares and options	71,195

Cash and cash equivalents acquired	$14,883

SCHEDULE B:

Cash and cash equivalents resulting from the share purchase of DEP	Year ended December 31 2002

Assets acquired and liabilities assumed at the share purchase date:
Working capital deficiency, net (except cash and cash equivalents)	$19,115
Property and equipment	(28)
Investments in affiliated companies	(40,493)
Other investments	(3,315)
Intangible assets	(5,486)
Long-term liabilities	1,451
Investment at equity prior to acquisition	385
Minority interests	(794)
Issuance of shares	29,449

Cash and cash equivalents acquired	$284

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2004	2003	2002

SCHEDULE C:
Cash and cash equivalents resulting from newly consolidated subsidiaries
Assets acquired and liabilities assumed at the purchase date:
Working capital deficiency, net (except cash and cash equivalents)	$1,071	$–	$3,230
Deposits	(31)	–	–
Property and equipment	(618)	–	(2,007)
Intangible assets	(1,350)	–	(12,024)
Deferred taxes	–	–	3,260
Accrued severance pay, net	–	–	179
Long-term liabilities	431	–	–
Investment at equity prior to acquisition	678	–	8,231
Minority interests	66	–	2,109

Cash and cash equivalents acquired	$247	$–	$2,978

	Year ended December 31,

SCHEDULE D:	2003	2002

Change in cash and cash equivalents resulting from disposal of businesses
Assets and liabilities at date of sale:
Working capital, net (except cash and cash equivalents)	$(708)	$(677)
Property and equipment	1,274	266
Intangible assets	6,532	200
Deferred tax liability	(907)	–
Accrued severance pay, net	–	(33)
Gain resulting from sale of businesses	22,833	1,991
Securities received:
Marketable securities	(5,400)	(1,600)
Other investments	(1,000)	(2,131)
Investment in affiliated Company	(30,272)	–
Liability incurred	3,000	–

Net decrease in cash and cash equivalents	$(4,648)	$(1,984)

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL
a.

Elron Electronic Industries Ltd. (“Elron” or “the Company”), an Israeli corporation, is a multi-national high technology operational holding company. Elron’s global business is conducted through subsidiaries and affiliates, primarily in the fields of medical devices, telecom, semiconductors, software and advanced materials.

b.

On August 22, 2004 Discount Investment Corporation Ltd. (“DIC”) completed a tender offer to purchase 2,203,425 of the Company’s shares. Following the consummation of the tender offer, DIC’s interest in the Company increased from approximately 38.5% to approximately 46% of the Company’s outstanding shares.

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

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation” (“SFAS 52”).

Accordingly, amounts in currencies other than U.S dollars have been translated as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.

Revenues and costs – at the exchange rates in effect as of the date of recognition of the transactions.

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

The financial statements of an affiliate accounted for under the equity method, whose functional currency is not the U.S. dollar, have been translated into dollars in accordance with SFAS 52. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using average exchange rates prevailing during the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive income in shareholders’ equity.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest and of VIEs for which the Company is the primary beneficiary according to the provisions of FIN 46, as described below. Inter-company balances and transactions have been eliminated upon consolidation.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no other variable interests absorb a majority of the VIE’s losses), or both.

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

FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the provisions of FIN 46, as revised, were adopted as of March 31, 2004. The adoption of FIN 46 did not have a significant effect on the Company’s financial statements. For additional information on the Company’s VIE, see Note 3g.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
c.	Principles of consolidation (Cont.)

As of the balance sheet date the significant subsidiaries whose balances and results are consolidated are:

	December 31,

	2004	2003

	% of outstanding share capital

Elbit Ltd. (“Elbit”)	100.0	100.0
DEP Technology Holdings Ltd. (“DEP”)	100.0	100.0
RDC Rafael Development Corporation Ltd. (“RDC”)	49.6	48.0
Elron SW Inc. (“ESW”) (formerly: Elron Software Inc. “ESI”)	–	95.6
Elron Telesoft Ltd. and Elron Telesoft Export Ltd. (together “ET group”) (in 2003- Elron Telesoft Inc.)	100.0	98.9
Galil Medical Ltd. (“Galil”)	59.1	51.8
Mediagate Ltd. (“Mediagate”) (in 2003 – Mediagate N.V)	100.0	69.1
SELA Semiconductors Engineering Laboratories Ltd. (“SELA”)	54.4	–
Starling Advanced Communications Ltd. (“Starling”)	66.5	–
3DV Systems Ltd. (“3DV”)	94.8	–

d.	Business combinations

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

Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

f.	Bank deposits

Bank deposits with original maturities of three months or more but less than one year are presented as part of short-term investments. Deposits are measured at amortized cost plus accrued interest. Interest on deposits is recorded as financial income.

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

Certain marketable securities covered by SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, (“SFAS 115”) are classified as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income, a separate component of shareholders’ equity. Realized gains and losses on sales of investments, and a decline in value judged to be other than temporary, are included in the consolidated statement of operations. When computing realized gain or loss, cost is determined on an average basis. Interest and amortization of premium and discount on debt securities are recorded as financial income.

Debt securities, which the Company has the positive intent and ability to hold to maturity, are classified as held-to-maturity investments. Held-to-maturity investments are measured at amortized cost plus accrued interest. Interest and amortization of premium and discount on such debt securities are recorded as financial income.

h.	Inventories and contracts in progress

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items and technological obsolescence.

Cost is determined as follows:

Raw materials - using the “first in, first out” method.

Contracts-in-progress - represent amounts related to contracts as determined by the percentage of completion method of accounting.

Finished Products – on the basis of direct manufacturing costs with the additional of allocable indirect manufacturing.

i.	Investments in companies

Investments in common stock or in-substance-common stock of entities in which the Company has significant influence but less than a controlling voting interest are accounted for using the equity method (“affiliated companies”) (see below for provisions of EITF 02-14). Significant influence is presumed to exist when the Company holds between 20%-50% of the investee’s voting stock. However, whether or not the Company has significant influence depends on evaluation of certain factors including among others, the Company’s representation on the investee’s board of directors, agreements with other shareholders, additional voting rights, participation in policy making processes, existence of material intercompany transactions and technological dependency and the extent of ownership by the Company in relation to the concentration of other shareholders.

In July 2004, the EITF reached a consensus on Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”). EITF 02-14 states that the Company must apply the equity method of accounting to investments in common stock and in in-substance-common stock if it has the ability to exercise significant influence over the operating and financial policies of the investee.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
i.	Investments in companies (Cont.)

EITF 02-14 defines in-substance-common stock as an investment with similar risk and reward characteristics to common stock. The provisions of EITF 02-14 are effective beginning in the fourth quarter of 2004. For investments that are not common stock or in-substance-common stock, but were accounted for under the equity method prior to the effective date of EITF 02-14, the equity method of accounting should be discontinued at the effective date. Previously recognized equity method earnings and losses are not reversed. Upon adoption of EITF 02-14, the Company evaluated all its existing investments at the adoption date and concluded that no change should be made to its current accounting treatment as a result of the adoption of EITF 02-14.

The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or is not otherwise committed to provide further financial support to the affiliate.

According to EITF 02-18 “Accounting for Subsequent Investments in an Investee after suspension of Equity Method Loss Recognition” (“EITF 02-18”), in cases where the Company suspended equity method loss recognition in a certain investee, and it subsequently invests in the aforementioned investee (not resulting in the ownership interest increasing from one of significant influence to one of control), if the additional investment, in whole or in part, represents, in substance, the funding of prior losses, the Company recognizes previously suspended losses up to the amount of the additional investment determined to represent the funding of prior losses. Whether the investment represents the funding of prior losses, however, depends on the facts and circumstances.

In circumstances where the Company’s ownership in an affiliate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular affiliate’s security or loan held by the Company to which the equity method losses are being applied.

The excess of the purchase price over the fair value of net tangible assets acquired is attributed to goodwill, technology and other identifiable intangible assets. Technology and other identifiable intangible assets are amortized over a period of approximately 5-15 years, commencing from the acquisition date.

Gains arising from issuance of shares by affiliated companies to third parties are recorded as income in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to Staff Accounting Bulletin (“SAB”) No. 51 “Accounting for Sales of Stock by a Subsidiary”.

When an investment in an investee, that was previously accounted for on other than the equity method, becomes qualified for use of the equity method by an increase in level of ownership, the equity method of accounting is adopted retroactively and financial statements of prior periods are adjusted accordingly.

Investments in partnerships are accounted for under the equity method.

Investments in non-marketable securities of companies, in which the Company does not have the ability to exercise significant influence over operating and financial policies, and investments in non-marketable companies that are not common stock or in-substance-common stock, are presented at cost.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
i.	Investments in companies (Cont.)

Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

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

k.	Impairment and disposal of long-lived assets

The Company’s and its subsidiaries’ long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

See Notes 12(5) and 12(6) regarding impairment of intangible assets.

l.	Intangible assets

Intangible assets include mainly technology, goodwill and other identifiable intangible assets acquired in connection with the purchase of subsidiaries and businesses. Technology and other identifiable intangible definite lived assets are amortized over their estimated useful lives.

The Company and its subsidiaries evaluate the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
l.	Intangible assets (Cont.)

Effective January 1, 2002, the Company adopted the full provisions of SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). Under SFAS 142 goodwill and intangible assets with indefinite lives are no longer amortized but instead are tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. In 2003 no instances of impairment were found. In 2004 the fair value of the systems and projects segment (reporting unit) of ET group was found to be lower than its carrying value. The second phase was then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit (see also Note 12(5)).

Fair value is determined using discounted cash flows and market capitalization. Significant estimates used in the discounted cash flow methodology include estimates of future cash flows, future short-term and long-term growth rates and discount rates. The Company performs its annual impairment tests during the fourth fiscal quarter of each year.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

m.	Revenue recognition

The Company’s subsidiaries sell software, license and support systems and disposable medical products.

Software sales are accounted for in accordance with Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended. Other sales and revenues are accounted for in accordance with SAB No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”).

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

Revenues from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1, “Accounting for Performance of Construction - Type and Certain Production - Type Contracts”, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is measured by the efforts expended method based on the ratio of hours performed to date to estimated total hours at completion. Anticipated losses on contracts are charged to earnings when identified. Estimated gross profit or loss from contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

Revenues from service agreement on a cost plus basis are recognized as the services are performed, based on the costs incurred.

n.	Research and development costs

Research and development costs, net of grants received, are charged to the statement of operations as incurred. SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the subsidiaries’ product development process, technological feasibility is established upon completion of a working model. Costs, incurred by the Company’s subsidiaries between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

o.	Advertising costs

Advertising costs are charged to the consolidated statement of operations as incurred.

p.	Royalty-bearing grants

Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects, and royalty-bearing grants from the Government of Israel for the encouragement of marketing activity are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. Such grants are included as a deduction of research and development costs and sales and marketing expenses, respectively.

Research and development and marketing grants received by certain of the Company’s subsidiaries in 2004 amounted to $1,716 and $0, respectively, (2003 - $487 and $0, respectively, 2002 - $850 and $105, respectively).

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

In 2003 and 2002, all shares relating to the outstanding stock options have been excluded from the calculation of the diluted net loss per ordinary share because all such stock options were anti-dilutive. The total ordinary share equivalents relating to the outstanding options, excluded from the calculations of diluted net loss per share, was 1,799 and 5,007 for the years ended December 31, 2003 and 2002, respectively. In 2004, 174,165 stock options were excluded from the calculation of the diluted net income per ordinary share, since these stock options were anti-dilutive.

s.	Stock based compensation

For stock options granted prior to 2003, the Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and the FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award or if applicable at a subsequent measurement date. Compensation cost is recorded over the vesting period on a straight line basis.

Effective January 1, 2003 the Company adopted the fair value recognition provisions of FASB Statement No.123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the prospective method of adoption selected by the company under the provisions of FASB Statement No.148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS 148”), the recognition provisions will be applied to all employee awards granted, modified, or settled after January 1, 2003. Compensation cost is recorded over the vesting period on a straight line basis.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
s.	Stock based compensation (Cont.)

The expense related to stock-based employee compensation included in the determination of net income (loss) for 2004, 2003 and 2002 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS 123. If the Company and its subsidiaries had elected to adopt the fair value recognition provisions of SFAS 123 as of its original effective date, pro forma net income (loss) and pro forma basic and diluted net income (loss) per share would be as follows:

	Year ended December 31,

	2004	2003	2002

Net income (loss), as reported	$84,133	$(7,205)	$(41,579)
Add: Stock-based employee compensation expense included in reported net income (loss)	626	973	933
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	822	1,377	2,876

Pro forma net income (loss)	$83,937	$(7,609)	$(43,522)

Income (loss) per share:
Basic - as reported	$2.87	$(0.25)	$(1.58)
Basic - pro forma	2.87	(0.26)	(1.66)
Diluted - as reported	2.86	(0.25)	(1.58)
Diluted - pro forma	2.86	(0.26)	(1.66)

The fair value of stock options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2004, 2003 and 2002:

	2004	2003	2002

Risk-free Interest Rate	2.5%	1%	1.5%

Expected Dividend Yield	0%	0%	0%

Expected Volatility	42%	53%	39%

Expected Lives	2.8	2.7	2.1

The Company’s additional disclosures required by SFAS 123 and SFAS 148 are provided in Note 18.

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

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders equity that under generally accepted accounting principles are excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available for sale securities, foreign currency translation adjustments, minimum pension liabilities and unrealized gains and losses on derivative instruments in an affiliated company (See Note 27).

u.	Severance pay

The Company’s and its subsidiaries’ liability for severance pay, with respect to their Israeli employees, is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company’s liability for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $878, $731 and $611, respectively.

v.	Discontinued operations

Under SFAS 144, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

w.	Fair value of financial instruments

SFAS No. 107, “Disclosure about Fair Value of Financial Instruments”, requires disclosure of an estimate of the fair value of certain financial instruments. The Company’s financial instruments consist of cash and cash equivalents, marketable securities, short-term deposits and debentures, trade receivables, other receivables, trade payables, other payables and short-term and long-term bank loans. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2004 and 2003, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

It was not practical to estimate the fair value of the Company’s investments in shares and loans of non-public affiliates and other companies because of the lack of a quoted market price and the inability to estimate the fair value of each investment without incurring excessive costs. The carrying amounts of these companies were $64,146 and $48,992 at December 31, 2004 and 2003, respectively, and they represent the original cost, net of any impairment charges, and in the case of affiliates also the Company’s equity in the losses of the affiliates and its share in the changes of the affiliates equity, since the dates of acquisition.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
x.	Concentrations of credit risk

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable debentures and trade receivables.

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

As of the balance sheet date there is no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Regarding foreign exchange contracts entered into subsequent to balance sheet date - see Note 8(2).

y.	Recently issued accounting pronouncements
i.

In February 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). This EITF was issued to determine the meaning of other-than-temporary impairment and its application to investments in debt and equity securities within the scope of SFAS 115. EITF 03-1 also applies to investments in equity securities that are both outside SFAS 115’s scope and are not accounted for by the equity method, which are defined as “cost method investments.” The impairment measurement and recognition guidance prescribed in EITF 03-1 is delayed until the final issuance of FSP EITF 03-01-a. The disclosure requirements for available-for-sale investments are effective for annual reporting periods ending after June 15, 2003 and for investments presented under the cost method for annual reporting periods ending after June 15, 2004. The Company does not expect that the adoption of the provisions of EITF 03-1 will have a material effect on its financial position or results of operations.

ii.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
y.	Recently issued accounting pronouncements (Cont.)
iii.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS 153”). The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB 29”) is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB 29 included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

iv.

On December 16, 2004 the FASB issued FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. SFAS 123(R), supersedes APB 25, and amends FASB Statement No. 95, “Statements of Cash Flows”. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on July 1, 2005.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1.

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purpose of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The company plans to adopt SFAS 123(R) using the modified-prospective method.

The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the “modified prospective method” described in SFAS 148. Currently, the Company uses the Black-Scholes formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS 123(R) on July 1, 2005.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
y.	Recently issued accounting pronouncements (Cont.)

Because SFAS 123(R) must be applied not only to new awards but also to previously granted awards that are not fully vested on the effective date, and because the Company adopted SFAS 123 using the prospective transition method (which applied only to award granted, modified or settled after the adoption date), compensation cost for some previously granted awards that were not recognized under SFAS 123 will be recognized under SFAS 123(R). However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 25 to the consolidated financial statements.

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

The purchase price has been allocated to the fair value of Elbit’s tangible and intangible assets acquired and liabilities assumed as follows:

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

On May 6, 2002, Elron completed the purchase of shares of DEP in which it previously held 33%. Pursuant to the share purchase agreement signed on November 19, 2001, with DIC, which then held approximately 42% of Elron’s shares, Elron issued 2,261,843 ordinary shares to DIC in exchange for DIC’s investment (67%) in DEP, including rights to loans in the amount of approximately $3,529 provided by DIC to RDC, a subsidiary of DEP, in which DEP then held 48.04% of its outstanding shares (50.1% of the voting rights) and Rafael Armament Development Authority (“Rafael”), through its subsidiary Galram Technology Industry Ltd. (“Galram”), then held 47.84%. RDC was established for the purpose of exploiting Rafael’s technology in non-military markets.

DEP invests directly and indirectly (through RDC) in high technology companies, which are primarily engaged in the fields of communications, medical devices and semiconductors.

The share purchase enhanced Elron’s position in the high technology markets enabling Elron to manage existing DEP investments independently.

The purchase price of the DEP acquisition was $ 29,502, of which $ 29,449 represents the fair market value of the issued Elron ordinary shares, which has been calculated using the average price of Elron’s shares during a period of a few days before and after the announcement date multiplied by the number of shares to be issued to DIC, and $ 53 represents transaction costs.

The purchase price has been allocated to the fair value of DEP’s tangible and intangible assets acquired and liabilities assumed.

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

Net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance at the share purchase date. In 2003 RDC recorded a tax benefit of approximately $2,000 and reduced its valuation allowance in respect of the abovementioned deferred tax asset. The tax benefit was recorded as a reduction to goodwill included in investments in affiliated companies.

DEP’s financial statements have been consolidated in the Company’s consolidated financial statements subsequent to the date of the closing of the share purchase (May 6, 2002). See Note 9 for pro forma information.

c.	Galil

Galil Medical Ltd. (“Galil”) develops, manufactures and markets systems and disposable kits for the performance of minimal invasive cryo-therapy by means of freezing tissues.

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

3.

On July 1, 2003, Galil announced the completion of the merger of Galil’s urology business and the Brachytherapy business of Amersham plc (LSE, NYSE, OSE: AHM) (“Amersham”) (Amersham was subsequently acquired by General Electric Company (NYSE:GE) (“GE”)). According to an agreement signed on April 22, 2003, a new company, Oncura Inc. (“Oncura”), was incorporated. Oncura provides minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. At the closing, Amersham and Galil each contributed the assets necessary for Oncura to conduct the Cryotherapy business and the Brachytherapy business, respectively, in the urology field and in exchange, Amersham received 78%  and Galil received 22% of the outstanding shares of Oncura. In addition, at the closing, Galil purchased 3% of Oncura from Amersham in consideration for $4,500 resulting in Galil’s owning an aggregate interest of 25% in Oncura.

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

Galil accounted for the transfer of its business in exchange for an interest in Oncura as a non-monetary exchange which was recorded at fair value. The fair value of the transaction was approximately $150,000. As Galil retains an indirect interest in the tangible and intangible assets transferred to Oncura, the portion of the gain relating to the interest retained has been deferred. This deferred gain is realized according to the rate of amortization of the assets transferred by Galil to Oncura.

Accordingly, the investment in Oncura, which is accounted for under the equity method, was recorded in the amount of approximately $30,000.

As a result, a gain on the transaction of approximately $21,200 was recorded in 2003 in the statement of operations under “Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net”. The gain is net of realization of goodwill, related to the “Other Holdings and Corporate Operations” segment, in the amount of approximately $500. Elron’s share in the gain (net of minority interest and income taxes) amounted to approximately $4,400.

The investment in Oncura as of the date of the transaction included amounts allocated to goodwill of approximately $14,200, to other intangibles of $23,800 and to deferred tax liabilities of $ 9,100.

In 2003, Galil signed a loan agreement with Oncura, according to which Galil has committed to extend loans to Oncura up to an aggregate principal amount of $2,000. As of December 31, 2004, Galil advanced $875 to Oncura in respect of this agreement. The loan bears an interest rate of Libor+0.75% per annum and is to be repaid in March 2006.

4.

On January 31, 2004, Galil and its shareholders, entered into an agreement to restructure the share capital of Galil pursuant to which all outstanding preferred shares, Notes convertible into preferred shares and certain loans granted were converted into ordinary shares and all their associated rights were cancelled. As a result of the restructure, Elron’s and RDC’s respective holdings in Galil increased to 20.2% and 38.9%.

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

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)
d.	ESW (Cont.)

In determining the gain on the sale of ESI’s business, Elron valued the Zix Common stock at $5,400 (a discount from market value of approximately 10% due to certain restrictions on their sale). Accordingly, Elron recorded a gain on the sale of approximately $4,100 of which $2,500 represents an elimination of a liability to minority shareholders previously recorded by Elron with respect to options granted to ESW’s employees due to the expiration of the unexercised options.

The business sold by ESW represents a component of an entity as defined in SFAS 144 and since the criteria for reporting discontinued operations under SFAS 144 is met, the results of operations of the business and the gain on the sale have been classified as discontinued operations in the statement of operations. Comparative data have been reclassified accordingly.

The Zix Common stock had been accounted for as available for sale securities in accordance with SFAS 115. As of December 31, 2004, all of the Zix shares were sold (see note 5(2)).

As of December 31, 2004, ESW was voluntarily dissolved.

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

2.

In December 2003, Mediagate signed an agreement with Telrad Networks Ltd. (“Telrad”), for the sale of its technology and related intellectual property assets. Telrad is an Israeli corporation providing telecommunications solutions worldwide. The closing of the transaction occurred on January 28, 2004. According to the agreement, the consideration for the technology is in the form of royalties, up to a maximum of $5,000 to be paid on future sales through December 31, 2009, of products that are based on Mediagate’s technology. The royalties range from 5% of sales in 2004 and increase gradually up to 15% of sales in 2009.

The royalties to be received approximated the carrying value of the technology sold at the date of the transaction. Accordingly, the above transaction did not have any effect on the Company’s consolidated results of operations for the year ended December 31, 2003.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)
e.	Mediagate (Cont.)

As a result of the Company’s revised estimate about the realizability of future royalties to be received, the Company recorded in 2004 an impairment loss of approximately $4,200 ($2,700 net of tax) in respect of the intangible asset relating to Mediagate’s technology. This impairment loss is included under “Impairment of intangible assets and property and equipment”.

The royalties to be received are pledged to secure bank loans of Mediagate (see Note 17f).

f.	VFlash

In September 2002, Elbit VFlash (“VFlash”), a wholly-owned subsidiary of Elbit, sold a significant portion of its assets to 24/7 Real Media Inc. (“24/7”), a publicly traded company on Nasdaq (Nasdaq: TFSM), in exchange for 4,100,000 common shares of 24/7. 24/7 provides marketing and technology solutions to online marketers and publishers.

Concurrently with the above sale, Elron invested through Elbit $ 1,000 in consideration for 100,000 convertible preferred shares of 24/7 which were converted in February 2003, into 4,840,271 common shares.

The Company viewed the sale of VFlash’s principal assets and the purchase of the preferred shares as one transaction and accordingly recorded a gain of approximately $ 2,000 in respect of the sale based on the closing price of 24/7 at the date of the transaction. The business sold by VFlash represents a “component of entity” as defined in SFAS 144 and since the criteria for reporting discontinuing operations under SFAS 144 was met, VFlash’s results of operations and the above gain were classified as discontinued operations in the statement of operations.

The common shares had been accounted for as available for sale securities in accordance with SFAS 115. In 2003, all of the 24/7 shares were sold for a total consideration of approximately $ 5,200, resulting in a realized gain of approximately $ 2,000 ($ 800 net of tax).

g.	Starling

Towards the end of 2003, RDC and Elbit Systems Ltd. (“ESL”) formed a new company, Starling, in order to develop connectivity solutions for broadband access for commercial aircrafts. RDC and ESL both contributed technologies in exchange for a 50% ownership interest each in Starling. In addition, RDC and ESL granted Starling convertible loans in the amount of $300 each, which were converted into shares in October 2004. Upon the adoption of FIN 46 (see Note 2c), the Company has consolidated Starling as Starling was determined to be a variable interest entity and the Company its primary beneficiary.

On October 21, 2004 Elron completed an investment of $3,000 in Starling of which $1,500 was invested immediately and an additional $1,500 will be invested no later than April 21, 2005. Following the investment, Elron’s direct interest in Starling is approximately 33% and its beneficial ownership (directly and through RDC) is approximately 66%.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)
h.	SELA

During 2004, RDC converted previously granted debentures in the amount of $437 invested in SELA to shares, thereby acquiring a controlling voting interest in SELA. Accordingly, SELA’s financial statements have been consolidated subsequent to June 30, 2004. The consolidation of SELA did not have a material effect on the Company’s financial statements.

i.	3DV

3DV’s financial statements have been consolidated subsequent to December 31, 2003, following the transfer in the beginning of 2004, for no consideration, of most of the minority’s shares to Elron and RDC. The consolidation of 3DV did not have a material effect on the Company’s financial statements.

NOTE 4:- CASH AND CASH EQUIVALENTS

Includes mainly bank deposits in U.S. dollars, bearing an annual weighted average interest rate of 2.22% per annum (December 31, 2003 - 1.08%).

NOTE 5:- SHORT-TERM INVESTMENTS

	Annual Weighted Average Interest rate as of December 31, 2004	December 31,

	%	2004	2003

Available-for-sale securities: (1)
U.S. government and corporate debentures
Zix shares (2)	2.97	$44,979	$1,971
		–	7,159

Certificate of deposits		44,979	9,130
Held-to-maturity debentures (3)	4.51	223	1,558
Bank deposits (3)		–	1,237
Trading securities	2.14	100,801	25,223
		6	10

(1) Includes unrealized gains		$146,009	$37,158

Includes unrealized losses		$–	$4,458

		$253	$12

(2)

Of the 1,971,856 shares received, 1,117,155 shares (including 262,454 shares which resulted from the conversion of the convertible note) were sold in 2003 in consideration for approximately $ 9,000, resulting in a realized gain of approximately $4,800 ($ 3,200 net of tax) and 854,701 shares were sold in 2004 in consideration for approximately $8,100 resulting in a realized gain of approximately $5,400 ($3,600 net of tax).

(3)	As of December 31, 2003 the debentures and deposits were used to collateralize current maturities of long-term loans taken by ET group and ESW, which were all repaid in 2004.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- TRADE RECEIVABLES, NET

	December 31

	2004	2003

Open balances *	$4,878	$3,715
Unbilled receivables	1,234	1,301

	$6,112	$5,016

* Net of allowance for doubtful accounts	$574	$398

a.	Affiliated companies are as follows:
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES
		December 31,

		2004	2003

	Note	% of outstanding share capital

Elbit Systems (“ESL”)	7d(1)	–	19.7
Given Imaging	7d(2)	24.7	23.2
ChipX	7d(3)	26.5	36.1
K.I.T eLearning	7d(4)	–	45.0
Wavion	7d(5)	37.5	37.5
Oren	7d(6)	40.9	40.9
NetVision	7d(7)	45.7	45.7
AMT	7d(8)	40.3	28.3
Oncura	3c	25.0	25.0
SELA	3h	–	49.5
3DV Systems	3i	–	47.7
Pulsicom	–	18.2	18.2
Notal Vision	–	25.5	23.6
CellAct	–	45.0	45.0
Avantry	–	–	32.9
Ingeneo	–	–	28.0

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
b.	Composition of investments: (1)(2)

	December 31

	2004	2003

ESL	$–	$87,672
Given Imaging	71,748	23,665
Oncura	29,259	29,674
Others	16,117	15,808

	$117,124	$156,819

(1)Includes loans and convertible loans (bearing a weighted average interest rate of 1.95% per annum (December 31, 2003 - 3.72%))	$7,122	$3,298

(2) Difference between the carrying amounts of investments and the Company’s share in the net equity of affiliates, attributed to technology, goodwill and other intangible assets	$81,726	$45,311

c.	Fair market value of marketable securities:

		December 31

		2004	2003

	Stock Exchange	U.S. dollars in millions

ESL	Tel-Aviv and Nasdaq	$–	$143
Given Imaging	Tel-Aviv and Nasdaq	$245	$107
d.	Additional information
1.	ESL

In 2002 Elron sold 380,000 shares of Elbit Systems Ltd. (“ESL”) (NASDAQ: ESLT), for approximately $ 5,900, resulting in a gain of approximately $1,800.

On July 8, 2004, Elron announced the signing of a definitive agreement for the sale of all of its holdings in ESL constituting approximately 19.6% of the outstanding share capital of ESL to Tadiran Communications Ltd., in consideration for approximately $197,000. The closing of the transaction was subject to the right of first refusal of Federmann Enterprises Ltd. (“Federmann Enterprises”), the other major shareholder of ESL. On July 28, 2004, Federmann Enterprises exercised its right of first refusal, following which the shares were sold to Federmann Enterprises for approximately $197,000. As a result, Elron recorded in the third quarter of 2004 a gain of approximately $104,600 which net of tax amounted to approximately $91,500. The gain net of tax includes a reduction of approximately $21,600 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
d.	Additional information (Cont.)
2.	Given
a.

During 2002, Elron and RDC sold 98,666 shares and 500,000 shares, respectively, of Given Imaging Ltd. (“Given”) in consideration for approximately $ 1,100 and $ 5,900, respectively. In addition, a former senior executive of RDC exercised a call option granted to him in 1999, and purchased from RDC 172,800 shares of Given at an exercise price of $ 0.17 per share (see also Note 14(2)(c)). As a result of the above transactions, a gain of approximately $ 5,300 was recorded in 2002.

In 2003, RDC sold 753,600 shares of Given for a total consideration of approximately $7,800, resulting in a gain of approximately $4,400 ($70 net of tax and minority interest).

As a result of these transactions, Elron’s consolidated interest in Given decreased to approximately 23%.

b.

In May 2003, a Share Purchase Agreement was signed between RDC, Elron and Rafael, according to which, RDC sold 2,000,000 unregistered shares of Given to Elron and Rafael (one million each) for a total consideration of $12,184. RDC used $5,000 of the proceeds to repay shareholders’ loans to Rafael and Elron. This transaction did not have any effect on the Company’s consolidated results of operations and the Company’s consolidated interest in Given.

c.

In April 2004, RDC, then a 48% held subsidiary, purchased from one of its shareholders (a former senior executive of RDC) treasury shares amounting to approximately 3% of its outstanding share capital. In consideration for the treasury shares, RDC distributed to the shareholder 200,000 shares of Given. The number of the distributed Given shares was calculated based on the relative fair values of the shares of RDC and of Given on the date the agreement to purchase the treasury shares was signed (May 2003). The transaction was completed in April 2004, after receipt of various approvals required under the agreement.

RDC recorded the purchase of the treasury shares based on the fair value of Given’s shares on the date of distribution. Accordingly, RDC recorded a gain on the distribution of Given shares of approximately $5,800.

RDC’s purchase of the treasury shares resulted in Elron increasing its interest in RDC by approximately 1.5% to approximately 49.6%. This acquisition of the additional interest in RDC was accounted for by the purchase method.

Accordingly, Elron recorded the additional interest in RDC at fair value of approximately $1,900 and recorded its share of the gain in the distribution of Given shares in the amount of $1,400, net of tax and minority interest.

The excess of the purchase price over the Company’s share in the equity acquired amounted to approximately $1,900 and was allocated mostly to RDC’s remaining investment in Given.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
d.	Additional information (Cont.)
2.	Given (Cont.)
d.

In June 2004, Given completed its secondary public offering of 2,880,750 ordinary shares at $32.00 per share, comprising 1,500,000 shares issued by Given and 1,380,750 shares (including 375,750 shares as a result of the exercise of the underwriters’ over allotment option) sold by existing shareholders. In the  aforementioned offering, RDC sold 300,000 ordinary shares in consideration for approximately $9,000. Given received net proceeds of approximately $44,300.

As a result of the sale of Given’s shares by RDC and the issuance of shares by Given, Elron’s direct and indirect interest in Given decreased from approximately 16% to approximately 15%, and Elron recorded a gain of $15,200 ($6,700 net of tax and minority interest).

e.

During the second half of 2004, Elron purchased 1,373,513 ordinary shares of Given in consideration for approximately $43,900. As a result, Elron’s direct and indirect ownership interest in Given increased from approximately 15% to approximately 20%. The excess of the purchase price over the Company’s share in the equity acquired amounted to approximately $39,500 and was allocated as follows: approximately $30,400 to intangible assets other than goodwill, such as customer base and technology, approximately $1,700 to in-process research and development activities (“IPR&D”), and approximately $7,400 to goodwill.

Products which did not receive marketing clearance by regulatory authorities as of the acquisition date are considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. The amount allocated to IPR&D was charged immediately to the Company’s results of operations in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”). The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 12 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item “Equity in losses of affiliated companies” in the statements of operations.

f.	For employee call options - see Note 14(2)(a).
3.	ChipX

In March 2004, ChipX Incorporated (“ChipX”) (formerly: Chip Express Corporation) completed a private placement in which it issued 7,594,928 redeemable preferred shares in consideration for $12,000. Elron purchased 1,632,564 redeemable preferred shares in consideration for approximately $2,600. As a result, Elron’s voting interest in ChipX decreased from approximately 33% to approximately 27%. The aforementioned transaction had no effect on Elron’s results of operations.

4.	KIT

In July 2003 Elron invested $2,000 in K.I.T. eLearning B.V (“KIT”), in consideration for 1,243,396 Series B-2 preferred shares, as part of an aggregate investment of $4,000, the balance of which was invested by DIC. KIT was previously held by Elron at a rate of approximately 29%.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
d.	Additional information (Cont.)
4.	KIT (Cont.)

In addition to this investment, Elron’s loan to KIT in the amount of $1,500 (which was granted during 2001 and 2002) was converted into 324,388 series B-1 preferred shares of KIT. Following the investment and the loan conversion, Elron held approximately 45% of KIT’s outstanding shares.

In March 2004, Elron together with the other shareholders of KIT, DIC and Kidum IT Ltd. (together “the sellers”) completed the sale of KIT, then held 45% by Elron, to Online Higher Education B.V, a subsidiary of Laureate Education, Inc. (formerly: Sylvan Learning Systems) (Nasdaq: LAUR), a global leader in higher education, in consideration for $9,400, of which Elron received approximately $5,700. The gain resulting from the sale amounted to approximately $5,300. In addition, the sellers are entitled to a future payment of up to $10,000 based on future earnings of KIT in the years 2006 and 2007, from which Elron’s share will be up to approximately $5,700.

5.	Wavion

In 2003, Elron invested $3,000 in Wavion Inc. (“Wavion”) in consideration for 3,575,686 Series B preferred shares, out of an aggregate amount of $12,500 raised by Wavion in a private placement from Elron and new investors. In addition to this investment, Elron converted previously granted loans into 1,787,843 Series A1 preferred shares. As a result of the aforementioned investment round and the conversion of loans, Elron’s ownership interest in Wavion decreased from 45% to approximately 38%. The abovementioned transaction did not have an effect on the Company’s results of operations.

6.	Oren

In July 2003, Elron purchased 6,581,671 preferred E2 shares of Oren Semiconductors Inc. (“Oren”) in consideration for $3,000, as part of an aggregate investment of $8,000 of existing shareholders and of Zoran Corporation (Nasdaq: ZRAN).

In addition to this investment, Elron and other existing shareholders converted all the loans previously granted to Oren, in the amount of approximately $8,400, of which Elron’s part was approximately $4,400. Elron’s loans were converted to 3,824,563 preferred E1 shares of Oren. Following the investment and the loan conversion, Elron’s interest in Oren increased from approximately 17% to approximately 41% and accordingly Elron began applying retroactively the equity method of accounting to its investment in Oren.

7.	NetVision

During the first quarter of 2004, Elron and DIC each granted NetVision Ltd. (“NetVision”) a loan of $2,000 in order to enable NetVision to repay a portion of its line of credit to a lending bank. Due to the uncertainty with regard to NetVision’s initial public offering on the Tel-Aviv Stock Exchange, and in accordance with EITF 02-18, Elron recognized in the second quarter of 2004 all previously suspended equity method losses in NetVision in the amount of the loan granted.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
d.	Additional information (Cont.)
7.	NetVision (Cont.)

During the second half of 2004, Elron and DIC each granted NetVision additional loans of approximately $3,300. The loans from Elron bear an interest rate of Libor + 2% per annum and are to be repaid on December 2005.

8.	AMT

In August 2002, Elron completed an investment of approximately $5,000 in A.M.T Advanced Metal Technologies Ltd. (“AMT”) as part of an aggregate investment in convertible notes of $8,700. AMT, an Israeli private company, develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, namely A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products, and ACS Advanced Coding Systems Ltd. (“ACS”), which develops, markets and sells products using amorphous metals for brand protection against counterfeiting and diversion and anti-shoplifting electronic article surveillance. The convertible notes are convertible into preferred shares of AMT, or into shares held by AMT of certain of its subsidiaries. Elron is entitled to the rights attached to the convertible notes on an “as converted” basis as a shareholder of AMT and, in addition, has special voting rights in certain specified circumstances.

In June 2004, Elron completed an investment of $3,000 in convertible notes of AMT, together with an international strategic partner which also invested $3,000 in AMT’s convertible notes. In addition, existing AMT shareholders, including Elron, converted shareholder loans into convertible notes in the aggregate amount of approximately $2,700, of which Elron converted approximately $1,600. In addition, Elron and the other investors in AMT were issued warrants to purchase convertible notes of AMT for a total amount of up to approximately $33,250, which may be exercised over various periods up to a maximum of 48 months from the closing date of the transaction. As a result of the transaction, Elron increased its ownership interest from approximately 28% to approximately 35% on a fully diluted basis (excluding warrants) and on an “as converted” basis. The excess of the purchase price over the Company’s share in the equity acquired amounted to approximately $4,200. The Company is in the process of obtaining valuations of certain intangible assets; thus the allocation of the purchase price is subject to refinement. Based on a preliminary valuation performed, the aforementioned excess was allocated as follows: approximately $3,700 to intangible assets other than goodwill with a weighted average useful life of 10 years, approximately $900 to in-process research and development activities (“IPR&D”), approximately $200 to tangible assets and approximately $600 to deferred tax liabilities.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
e.	Summarized information

Summarized combined financial information is as follows:

	Given	Others

December 31, 2004:
Balance sheet information:
Current assets	$110,433	$66,990
Non-current assets	13,791	233,213
Total assets	124,224	300,203
Current liabilities	17,446	82,060
Non-current liabilities	10,984	82,499
Minority interest	1,177	493
Redeemable preferred stock	–	34,272
Shareholders’ equity (deficiency)	94,617	100,879

Year Ended December 31, 2004:

Statement of operations information:
Revenues	$65,020	$158,965
Gross profit	47,286	53,494
Net income (loss) from continuing operations and net income (loss)	2,888	(29,769)

Following is the summary of information from ESL’s unaudited financial report as of June 30, 2004, which the Company used in order to record in 2004 its share in the equity and results of ESL until the date of sale of the investment in ESL (on July 28, 2004) and in order to determine the gain resulting from the aforementioned sale (see Note 7d1).

ESL

June 30, 2004: (unaudited)

Balance sheet information:
Current assets	$559,848
Non-current assets	452,190
Total assets	1,012,038
Current liabilities	358,671
Non-current liabilities	171,419
Minority interest	3,972
Shareholders’ equity	477,976

Six months ended June 30, 2004 (unaudited):

Statement of operations information:
Revenues	$445,317
Gross profit	115,438
Net income from continuing operations and net income	24,039

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
e.	Summarized information (Cont.)

	ESL	Given	ChipX	AMT	Others

December 31, 2003:
Balance sheet information:
Current assets	$577,715	$42,625	$8,141	$1,349	$55,725
Non-current assets	446,021	12,944	2,753	2,175	49,941
Total assets	1,023,736	55,569	10,894	3,524	105,666
Current liabilities	378,017	7,655	3,810	4,822	70,713
Non-current liabilities	188,525	1,192	557	11,264	31,936
Minority interest	4,115	1,924	–	472	–
Redeemable preferred stock	–	–	41,800	–	1,189
Shareholders’ equity (deficiency)	452,079	44,798	(35,273)	(13,034)	8,273

Year Ended December 31, 2003:

Statement of operations information:
Revenues	$897,980	$40,359	$13,746	$1,359	$89,490
Gross profit	224,419	26,988	2,664	(527)	23,307
Net income (loss) from continuing operations and net income (loss)	45,945	(9,609)	(7,813)	(3,796)	(17,660)

	ESL	Given	Others

Year ended December 31, 2002:

Statement of operations information:
Revenues	$827,456	$28,904	$88,843
Gross profit	222,143	16,997	17,659
Net income (loss) from continuing operations and net income (loss)	45,113	(18,310)	(34,458)

f.	Goodwill and intangible assets allocated to investments

The annual estimated amortization expense relating to intangible assets allocated to investments accounted for under the equity method, which will be included in the line item “Equity in losses of affiliated companies” in the statement of operations, for each of the five years in the period ending December 31, 2009 is approximately as follows:

		Total amortization

2005	-	$5,500
2006	-	$5,000
2007	-	$4,900
2008	-	$4,900
2009	-	$4,900

The remaining weighted average amortization period of the intangible assets is approximately 12.5 years.

At the balance sheet date, the Company has goodwill in the amount of $24,200 allocated to investments accounted for under the equity method.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
g.	Impairment

As a result of an other-than-temporary decline in value of certain investments, the Company recorded impairment losses with respect to affiliated companies of $700, $500 and $2,400, in 2004, 2003 and 2002, respectively. Such impairment losses are included as part of the Company’s equity in losses of affiliated companies.

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

	December 31

	2004	2003

Marketable securities presented as available- for- sale securities: (1)
Partner (2)	$136,208	$124,315
Other	950	556

	137,158	124,871

Partnerships	3,176	2,136

Other investments and long-term receivables (3)(4)	15,595	1,792

	$155,929	$128,799

(1) Includes unrealized gains	$90,484	$78,607

(2) Partner Communications Company Ltd. (“Partner”)

As of December 31, 2004 and 2003, Elbit holds 15,856,551 shares of Partner. In 2003, Elbit sold 6,278,226 shares of Partner, in which it previously held 12.2%, in consideration for approximately $29,300. As a result, Elron recorded a realized gain of approximately $11,000 ($7,100 net of tax). As of December 31, 2004, Elbit holds approximately 8.6% of the outstanding shares of Partner.

See Note 17(d) regarding the pledging of Partner shares.

Subsequent to balance sheet date, on February 8, 2005 the Company announced that Elbit and the other Israeli founding shareholders of Partner, except for Matav Investments Limited (“Matav”) (together the “Sellers”), have irrevocably offered to sell to Partner an aggregate of 31.7 million Partner shares (of which approximately 15.8 million shares have been offered by Elbit), representing the Sellers’ entire holdings in Partner (17.2% of Partner’s outstanding ordinary shares of which Elbit holds approximately 8.6%). The aggregate consideration for the shares shall be determined based on a price per share reflecting a 10% discount to Partner’s 20 day volume weighted average market price prior to the date Partner obtains the approval of its shareholders, up to a maximum price per share of NIS 32.22 (approximately $7.37) per share and not less than NIS 31.04 (approximately $7.10) per share. On February 23, 2004 Partner announced that its Board of Directors has approved the acceptance of the offer. The offer is conditional upon various conditions precedent, including the release of the share pledges in favor of Partner’s lending banks currently covering the shares. The acceptance of the offer by Partner is subject to it obtaining all corporate and regulatory consents and approvals required by law or Partner’s general license. Subject to all conditions to closing being satisfied, closing of the sale to Partner is scheduled to occur no later than 81 days from date of the offer. There is no assurance that the sale of partner shares to Partner will be consummated.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

In certain circumstances in which Partner does not purchase shares from the Sellers, an alternative arrangement entered into between the Sellers and Partner’s largest shareholder, Hutchison Telecommunications International Limited. (NYSE: HTX, SEHK: 2332) (“Hutchison”) shall become effective. Under this agreement, the Sellers shall be entitled to sell their 31.7 million Partner shares in the market in coordinated stages. As part of the alternative transaction, Hutchison shall have an option to acquire up to 13.8 million of these shares at a 12% discount to the average market price, prior to such shares being offered for sale into the market. The sellers may elect not to proceed with the alternative arrangement. The alternative arrangement is subject to certain conditions being satisfied and there is no assurance that the alternative arrangement will be consummated.

Matav shall have the option to participate, as a seller, in the sale to Partner or the alternative arrangement with respect to a majority of its Partner shares. If Matav elects not to exercise such option, Matav has a three month option to sell to the Sellers a part of its Partner shares at the same price that Matav could have sold, had it originally participated in the sale to Partner or the alternative arrangement, as the case may be.

In the event of the completion of the sale to Partner, Elbit will receive proceeds ranging between approximately $90 million and $116 million and will record an estimated gain, after tax, ranging between approximately $33 million and $44 million, depending among others, on the price per share in the sale to Partner and the amount of shares sold to Partner based on whether or not Matav participates in the sale. If Matav participates in the sale to Partner, the Company’s beneficial holding in Partner after the sale to Partner will be reduced to approximately 2.1%.

As part of the Company’s policy to limit its exposure to foreign currency risks, Elbit hedged the dollar value to be received from the sale of its Partner shares by the purchase of a zero cost collar, at a dollar/NIS exchange rate ranging from $4.36 to $4.44 for a period of 81 days.

(3)

During 2004, 2003 and 2002, Elron recorded impairment losses of approximately $800, $3,700 and $1000, respectively, in respect of certain investments and receivables, (in 2004 and 2003, mainly receivables relating to the sale of Textology (previously consolidated subsidiary) and Cellenium).

(4)	Other investments include mainly the following companies:

	December 31,

	Note	2004	2003

		% of outstanding share capital

Jordan Valley	8(4)(a)	27.8	–
Impliant	8(4)(b)	27.7	–
Avantry	–	10.7	–

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)
(a)	Jordan Valley

On October 21, 2004, Elron purchased 32,901 Preferred A shares of Jordan Valley Semiconductor Ltd. (“Jordan Valley”), in consideration for approximately $6,700, as part of an aggregate investment of approximately $9,000 raised by Jordan Valley. The balance of the aggregate investment in Jordan Valley was invested by Clal Industries and Investments Ltd. (“Clal”) by way of conversion of previously granted loans. Jordan Valley is an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Following the investment Elron holds 25% of Jordan Valley on a fully diluted basis. Elron’s holding percentage is subject to adjustments based on Jordan Valley’s future performance. Jordan Valley is also 40% owned (indirectly) by Clal, an approximately then 64% held subsidiary of IDB Development Corporation Ltd. (“IDBD”), which also then owned approximately 67% of DIC. Clal, IDBD, and DIC are publicly traded on the Tel Aviv Stock Exchange. Elron’s investment in Jordan Valley was approved by the shareholders of Elron and Clal on October 21, 2004. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Jordan Valley is accounted for under the cost method.

(b)	Impliant

On December 28, 2004, Elron invested approximately $7,300 in consideration for 19,962,500 Preferred C shares of Impliant Inc. (“Impliant”) as part of a financing round of approximately $18,000 from new and existing investors of Impliant. Impliant is a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery and a line of cushion-bearing joint arthroplasty products. Following the investment, Elron holds approximately 20% of Impliant, on a fully diluted basis.

Since the investment in preferred C shares is not considered to be an investment that is in-substance-common stock, the investment in Impliant is accounted for under the cost method.

NOTE 9:- SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

The pro forma information regarding 2002 presents the results of operations of Elron after giving effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and Mediagate as if they had been in effect at the beginning of 2002, and includes the effect of amortization of intangible assets from these dates.

The following pro forma information is based upon the historical financial statements (after reclassification of discontinued operations) of Elron, Elbit, DEP, Galil and Mediagate. The pro forma data does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies.

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

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED) (Cont.)

Pro forma combined results of operations

	Year ended December 31,

	2004	2003	2002

	As reported	As reported	Proforma
Net revenues	$16,330	$16,547	$17,608
Equity in losses of affiliated companies	(10,492)	(8,698)	(16,308)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	132,396	25,754	6,674
Other income, net	4,784	14,665	1,801

Total income	143,018	48,268	9,775
Costs and expenses	39,164	37,497	52,973

Income (loss) before taxes on income	$103,854	$10,771	$(43,198)

Income (loss) from continuing operations	$84,587	$(6,970)	$(34,005)

Net income (loss)	$84,133	$(7,205)	$(54,649)

Basic net income (loss) from continuing operations per share	$2.89	$(0.24)	$(1.17)

Diluted net income (loss) from continuing operations per share	$2.88	$(0.24)	$(1.17)

Basic net income (loss) per share	$2.87	$(0.25)	$(1.88)

Diluted net income (loss) per share	$2.86	$(0.25)	$(1.88)

Weighted average number of ordinary shares used in computation of basic net income (loss) per share (thousands)	29,266	29,194	29,131

Weighted average number of ordinary shares used in computation of diluted net income (loss) per share (thousands)	29,385	29,194	29,131

NOTE 10:- LONG-TERM DEBENTURES AND BANK DEPOSITS

As of December 31, 2003 the balance included a $700 debenture, bearing an interest rate of 5.3% per annum.

NOTE 11:- PROPERTY AND EQUIPMENT, NET

	December 31

	2004	2003

Land and Building	$10,060	$10,177
Leasehold improvements	2,773	2,279
Computers, furniture and machinery	4,559	2,040
Motor vehicles	611	691

	18,003	15,187
Less - accumulated depreciation	9,939	6,870

Property and equipment, net	$8,064	$8,317

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- PROPERTY AND EQUIPMENT, NET (Cont.)

Depreciation expenses amounted to approximately $1,137, $1,590 and $2,360 for the years ended December 31, 2004, 2003 and 2002, respectively.

See Note 12(5) for impairment loss recorded in respect of property and equipment.

NOTE 12:- GOODWILL AND OTHER INTANGIBLE ASSETS

		December 31
	Period of amortization
		2004	2003

	years

Cost:
Technology and other intangible assets (1)	5-12	$533	$11,801
Goodwill		10,268	14,698
Intangible assets with indefinite useful life		2,629	2,339

		13,430	28,838

Accumulated amortization:
Technology and other intangible assets (1)		183	4,172
Goodwill		–	2,679

		183	6,851

Amortized cost		$13,247	$21,987

1.	During 2004, technology and other intangible assets decreased due to the write-off of certain intangible assets (see 5 and 6 below).
2.

The annual estimated amortization expense relating to Elron’s intangible assets, other than goodwill existing as of December 31, 2004, for each of the five years in the period ending December 31, 2009 is approximately as follows:

		Total amortization

2005	-	$70
2006	-	$70
2007	-	$80
2008	-	$80
2009	-	$40

3.	The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 are as follows:

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

	Internet products	System and projects	Other Holdings and Corporate operations	Total

Balance as of January 1, 2003	$1,085	$5,591	$14,862	$21,538
Goodwill write-off relating to sale of businesses	(1,085)	–	(781)	(1,866)
Adjustment of goodwill due to reversal of valuation allowance in respect to of deferred tax assets – see Note 3a and 3b	–	–	(7,653)	(7,653)

Balance as of December 31, 2003	$–	$5,591	$6,428	$12,019
Impairment losses (5)	–	(1,980)	–	(1,980)
Newly consolidated companies			229	229

Balance as of December 31, 2004	$–	$3,611	$6,657	$10,268

4.	Amortization expenses amounted to approximately $731, $1,073 and $1,044 for the years ended December 31, 2004, 2003 and 2002, respectively.
5.

The goodwill associated with the Systems and Projects segment (reporting unit) which consists of the operations of the ET group is usually tested for impairment in the fourth quarter. In light of ET group’s results of operations, the technology, property and equipment and subsequently the goodwill associated with the Systems and Projects asset group and reporting unit, respectively, were tested for impairment during the third quarter of 2004. As a result of the impairment test, the Company recorded impairment losses of approximately $2,700 and $200 relating to technology and property and equipment, respectively and approximately $2,000 relating to goodwill. These impairment losses are included in separate line items in the statement of operations. The fair value of the aforementioned reporting unit and asset group was estimated using the discounted cash flows approach.

The abovementioned goodwill was subsequently tested for impairment in the fourth quarter of 2004, and no instances of impairment were found.

6.	Regarding the write-down of an intangible asset relating to Mediagate - see also Note 3e(2).
NOTE 13:- SHORT-TERM LOANS FROM BANKS AND OTHERS

	Weighted Average Interest rate December 31, 2004	December 31

	%	2004	2003

Short-term loans from banks denominated in NIS	6.39%	$1,699	$82
Short-term loans from banks denominated in U.S. dollars	4.45%	380	11,000
Short-term loans from others		–	904

		$2,079	$11,986

For collateral – see Note 17c.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- OTHER PAYABLES AND ACCRUED EXPENSES

	December 31

	2004	2003

Payroll and related expenses (1)	$3,044	$2,752
Provision for income taxes	19,044	521
Accrued expenses	521	1,364
Accrued projects expenses	441	1,323
Deferred revenues	501	–
Employees call options (2)	3,835	2,146
Provision for rent	1,007	–
Others	2,940	5,514

	$31,333	$13,620

(1) Includes provision for vacation pay	$1,016	$876

(2)	EMPLOYEE CALL OPTIONS
a.

The Company’s Chairman of the Board has options to acquire up to 1.5% of any shares or other securities acquired by the Company in Wavion and up to 0.75% of any shares or other securities acquired by the Company or through DEP in Galil. These options shall be exercisable at the weighted average price of investments made by the Company with respect to any of those two companies until the date of exercise of the options. The options shall be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by the Company in the relevant entity.

During 2004, the Company’s Chairman of the Board exercised options previously granted to him and purchased 21,751 shares of Given from the company, in consideration for approximately $49. As a result, Elron recorded a gain of approximately $600.

b.

During 2001, the Board of directors approved the grant of options to certain officers of the Company to acquire between 1% to 2% of Elron’s investments in certain private companies. The options are exercisable at the weighted average price of the investments made by Elron. The options vest ratably over a three year period and are exercisable for an additional three years.

c.

In 1999, RDC granted two former senior employees with call options to purchase up to 5% of the investments held by RDC at that date at an exercise price as determined in the call option agreement. During 2002, a former senior employee of RDC exercised a call option with respect to 172,800 shares of Given at an exercise price of $ 0.17 per share.

All aforementioned options were recorded at fair value. The fair value of each option granted (as described in paragraphs a - c above) is estimated using the Black and Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2004, 2003 and 2002, respectively: (1) expected life of the option of 4, 3.89 and 4.97, respectively; (2) dividend yield of 0% for all periods; (3) expected volatility of the options of 50%, 0% to 65% and 0% to 92%, respectively; and (4) risk-free interest rate of 2.5%, 1% and 1.5%, respectively.

In respect of the aforementioned call options, compensation expense (income) amounted to $1,414, $957 and ($780) for the years ended December 31, 2004, 2003 and 2002, respectively. These compensation expenses are included in General and administrative expenses.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- LONG-TERM LOANS FROM BANKS AND OTHERS
a.	COMPOSITION

	December 31

	2004	2003

Long-term loans from banks (1)	$3,420	$59,079
Long-term loans from others (2)	3,626	2,163

	7,046	61,242

Less-current maturities (1)	(2,974)	(44,021)

	$4,072	$17,221

(1)

As of December 31, 2003, mainly bank loans of ESW and ET group in U.S. dollars, bearing an annual interest rate of Libor plus a weighted average of 1.23% (the Libor rate as of December 31, 2003 was 1.16%).

As of December 31, 2004 and 2003, the balance also includes a loan to Mediagate in the amount of approximately $2,600 bearing an annual interest rate of the Wholesale Interest Rate plus 1% (the Wholesale Interest Rate as of December 31, 2004 and 2003 was approximately 3.3% and 2.2%, respectively). The loan will be repaid from future royalties to be received by Mediagate from Telrad (see Note 3e).

(2)

As of December 31, 2004 and 2003 an amount of $2,199 and $2,163, respectively, represents loans from Galram to RDC which are denominated in New Israeli Shekel (“NIS”) and do not bear interest or linkage. These amounts are included in current maturities of long term loans.

As of December 31, 2004, the amount also includes a loan of approximately $1,400 from the minority shareholders of a subsidiary. The loan bears interest at a rate of Libor plus 3% (the Libor rate as of December 31, 2004 is 2.21%).

b.	The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

First year (current maturities)	$2,974
Second year	1,439
Third year	7
Fourth year	6
No specified maturity date (*)	2,620

$7,046

(*) With respect to Mediagate’s loan.

c.	Collateral - see note 17.
NOTE 16:- INCOME TAXES
a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

In accordance with the above law, results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli CPI. As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS 109, the Company has not provided deferred income taxes on this difference between amounts in the reporting currency and the tax bases of assets and liabilities.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- INCOME TAXES (Cont.)
b.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

Certain of the Company’s subsidiaries in Israel are “industrial companies”, as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

Some of the Company’s subsidiaries have been granted an “Approved Enterprise” status for their production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959. The main benefit to which these subsidiaries are entitled, conditional upon the fulfilling of certain conditions stipulated by the above law, is a ten-year exemption from tax on income derived from their production facilities in Israel. The ten-year period is limited to the earlier of twelve years from the commencement of production, or fourteen years from the approval date.

d.

During July 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the “Amendment”) which reduces the corporate tax rate from 36% to 35% in 2004 and progressively to a rate of 30% in 2007. Elron recorded a tax benefit as a result of the change in the tax rate in the amount of approximately $2,900 in 2004.

e.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,

	2004	2003	2002

Current taxes	$16,394	$423	$99
Adjustments of deferred tax assets and liabilities for enacted changes in tax rates	(2,917)	–	–
Deferred income taxes tax (benefit)	508	6,229	(3,080)
Taxes in respect of prior years	1,147	182	119

	$15,132	$6,834	$(2,862)

Domestic	$15,132	$6,834	$(2,862)

Foreign	$–	$–	$–

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- INCOME TAXES (Cont.)
f.	Deferred income taxes: (Cont.)

	Deferred Tax Asset		Deferred Tax Liability

	Non current	Current	Current	Non current	Total

As of December 31, 2004
Deferred tax assets:
Provision for doubtful accounts, vacation and others	$–	$341	$–	$–	$341
Accrued severance pay, net	363	–	–	–	363
Trading marketable securities	–	20	–	–	20
Investments in subsidiaries, affiliates and other companies, net	39,801	–	–	(1,659)	38,142
Property and equipment and intangible assets	184	–	–	(811)	(627)
Tax loss carryforwards	72,545	–	–	6,473	79,018
Other	–	1,151	–	–	1,151

	$112,893	$1,512	$–	$4,003	$118,408

Deferred tax liabilities:
Available-for-sale marketable securities	–	–	–	(45,236)	(45,236)

	112,893	1,512	–	(41,233)	73,172

Valuation allowance (1)	(107,400)	(1,512)	–	–	(108,912)

	$5,493	$–	$–	$(41,233)	$(35,740)

	Deferred Tax Asset		Deferred Tax Liability

	Non current	Current	Current	Non current	Total

As of December 31, 2003
Deferred tax assets:
Provision for doubtful accounts, vacation and others	$–	$309	$–	$–	$309
Accrued severance pay, net	216	–	–	–	216
Trading marketable securities	–	19	–	–	19
Investments in subsidiaries, affiliates and other companies, net	82,607	–	–	–	82,607
Property and equipment and intangible assets	5,218	–	–	(1,509)	3,709
Tax loss carryforwards	63,949	–	–	5,721	69,670
Other	–	729	–	–	729

	$151,990	$1,057	$–	$4,212	$157,259

Deferred tax liabilities:
Available-for-sale marketable securities	(1,450)	–	–	(44,896)	(46,346)

	150,540	1,057	–	(40,684)	110,913

Valuation allowance (1)	(148,669)	(1,057)	–	–	(149,726)

	$1,871	$–	$–	$(40,684)	$(38,813)

(1)

As of December 31, 2004, the valuation allowance for deferred tax assets, for which their reversal will be allocated to reduce goodwill or other non-current intangible assets, aggregated approximately $5,700.

Regarding the deferred taxes in respect of tax carryforward losses in Elbit and DEP incurred prior to the acquisition date - see Note 3a and 3b.

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

	Year ended December 31,

	2004	2003	2002

Income (loss) before taxes as reported in the consolidated statements of operations	$103,854	$(10,771)	$(35,941)

Statutory tax rate	35%	36%	36%

Theoretical tax expense (income)	$36,349	$3,878	$(12,939)
Equity in losses of affiliated companies	3,672	3,131	8,708
Tax exempt and reduced tax rate	22	(36)	(637)
Non-deductible expenses	853	1,586	(3,242)
Differences arising from the basis of measurement for tax purposes	(956)	2,233	(3,393)
Deferred taxes on losses for which valuation allowance was provided	6,644	3,124	8,522
Reversal of valuation allowance	(29,682)	(7,264)	–
Taxes in respect of previous years	1,147	182	119
Effect of change in tax rate	(2,917)	–	–

Actual tax expenses (benefits)	$15,132	$6,834	$(2,862)

Effective tax rate	14.57%	63.4%	(7.9)%

h.

As of December 31, 2004 the Company and its Israeli subsidiaries had tax loss carryforwards of approximately $260,000 and the Companies U.S subsidiary had tax loss carryforward of approximately $5,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

i.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,

	2004	2003	2002

Domestic	$103,696	$(20,671)	$(11,211)
Foreign	158	9,900	(24,730)

	$103,854	$(10,771)	$(35,941)

NOTE 17:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

a.

The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2011. Rent expenses amounted to approximately $554, $558 and $1,675 for the years ended December 31, 2004, 2003 and 2002, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

First year	$645
Second year	518
Third year	274
Fourth year	152

$1,589

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

b.

Certain of the Company’s subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company and in certain cases plus interest of Libor. As of December 31, 2004, the aggregate contingent obligation royalty amounted to approximately $3,100.

c.

Elron provided guarantees to banks of up to approximately $2,700 to secure bank loans and customer guarantees made available to ET group, of which approximately $1,700 have been utilized as of December 31, 2004 as bank loans and $226 as customer guarantees, respectively.

As of December 31, 2004, Elron also provided a letter of comfort in connection with credit lines granted to ET group by a certain bank, pursuant to which Elron undertook not to dilute its holdings in ET group below a certain percentage. The Company also agreed to subordinate any amounts owed to it by ET group, other than interest on outstanding loans and payments in the ordinary course of business.

d.	As of December 31, 2004 all shares of Partner held by Elbit are pledged to the banks providing financing to Partner, pro rata to the other original shareholders of Partner (See also Note 8(2)).
e.

The Company has provided letters of comfort in connection with credit lines granted to NetVision by banks. The aggregate amount borrowed under the credit lines at December 31, 2004, amounted to approximately $10,800. The comfort letters were jointly provided with the other major shareholder of NetVision, DIC, pursuant to which the Company and DIC undertook not to dilute their holdings in NetVision below a certain percentage.

f.	Mediagate’s bank loan in the amount of approximately $ 2,600 has been secured by a first ranking pledge over the future royalties to be received from Telrad (See also Note 3e).
g.	Legal proceedings:
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

2.

On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company’s holdings in Elbit Medical Imaging (“EMI”) (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint’s share at $14 per share or other remedies. On August 16, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to t he Supreme Court in Israel, which appeal is currently pending.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

g.	Legal proceedings: (Cont.)

In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action. In August 2004, the Haifa District Court issued a decision ordering the cancellation of the requirement of the claimants to pay a twenty million shekels filing fee. Certain of the defendants have requested permission to appeal the said decision of the Haifa District Court. It has not been determined when the defendants are required to file their statements of defense to the claim.

The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

3.

In July 2003, ESW terminated the lease of its premises in the U.S. due to defects in the premises and the lessor’s failure to repair the defects. The lessor rejected the termination of the lease and is seeking to enforce the lease and to claim all amounts due under the lease from ESW and Elron, as guarantor of the lease. The balance of the rental under the lease amounts to approximately $2,000. ESW is counterclaiming damages caused by the lessor. The Company’s management is of the opinion that ESW has good defense arguments and that the above claim will not have a significant effect on the Company’s results of operations.

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

In May 2003, the Board of directors of the Company approved an option plan (the “2003 Option Plan”) providing for the grant of 500,000 options to purchase 500,000 ordinary shares of the Company to eligible employees, directors and officers of the Company or of any subsidiaries of the Company.

As of December 31, 2004, 292,000 options were granted under the 2003 Option Plan at an average exercise price of $8.3 per share which price is to be adjusted in the event the Company distributes a dividend. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- SHAREHOLDERS’ EQUITY (Cont.)

b.	Options to employees (Cont.)

	2004		2003		2002

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding-beginning of the year	791,777	$12.01	557,880	$13.92	404,974	$14.84
Granted	20,000	12.41	291,333	8.03	309,244 *	10.50
Exercised	(218,290)	10.35	(25,875)	6.84	(87,863)	6.88
Forfeited	(18,785)	13.39	(31,561)	13.10	(68,475)	12.91

Outstanding - end of the year	574,702	$12.44	791,777	$12.01	557,880	$13.92

Options exercisable at the end of the year	259,369	$16.56	313,320	$15.66	207,681	$14.59

*	Includes 240,525 options granted to Elbit’s employees as a result of the merger (See Note 3a) of which 54,675 were unvested at the date of merger.

The weighted average fair values and weighted average exercise prices of options granted during the years ended December 31, 2004, 2003 and 2002 were as follows:

	For options with an exercise price on the grant date that:

	Exceeds market price			Less than market price

	Year ended December 31,			Year ended December 31,

	2004	2003	2002	2004	2003	2002

Weighted average exercise prices	$–	$8.44	$14.86	$12.41	$8.00	$9.29
Weighted average fair values on grant date	$–	$1.30	$0.91	$5.51	$2.95	$4.01
2.	The following table summarizes information regarding outstanding and exercisable options as of December 31, 2004:

Options outstanding				Options exercisable

Exercise price	Number outstanding at December 31, 2004	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number outstanding at December 31, 2004	Weighted- average exercise price

$ 7.77-8.437	306,333	3.39	$8.02	68,000	$8.00
$ 10.38-11.69	51,500	2.95	$10.64	5,000	$10.38
$ 12.41-13.33	42,703	3.42	$12.75	22,703	$13.06
$ 18.09-19.05	141,166	1.57	$18.64	130,666	$18.62
$ 29.38	33,000	2.83	$29.38	33,000	$29.38

	574,702			259,369

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SHAREHOLDERS’ EQUITY (Cont.)
3.

In December 1999, the Company’s shareholders approved a plan whereby the Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,154 ordinary shares of the Company (the “1999 grant”). The options were granted ratably over a period of 3 years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant. The exercise prices of the options granted in February 2000, 2001 and 2002 were $18.76, $18.76 and $13.01, respectively, as adjusted for dividends distributed in 2000.

In March 2001, the Company’s shareholders approved a plan whereby the Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,000 ordinary shares of the Company (the “2001 grant”). The options were granted ratably over a period of 3 years commencing June 2001 and are exercisable for a period of three years, from the date of the grant. The exercise prices of the options granted in June 2001, 2002 and 2003 were $19.05, $8.34 and $8.437, respectively.

As of grant date, the weighted average fair value of the 1999 grant and the 2001 grant was $ 7.67 and $ 3.29 per share, respectively. The fair value was calculated using the Black & Scholes option-pricing model (see Note 2s for the assumptions used in the calculation).

Upon exercise of the options, the option holder will be granted a number of shares reflecting the intrinsic value of the options exercised, as calculated at the exercise date, in consideration for their par value only. These plans are considered to be variable plans as defined in APB 25 (except for the third portion of the 2001 grant which is accounted for under SFAS 123, See Note 2s). For options accounted under APB 25, compensation expense is calculated based on the quoted market price of the Company’s stock at the end of each reporting period and is amortized over the remaining vesting period of the options.

In December 2004, 19,333 options at an exercise price per share of $8.34 from the 2001 grant were exercised into 8,623 shares.

4.	Compensation expense recorded during 2004 amounted to $ 545 (2003- $ 386, 2002- $ 222).
5.	The balance of deferred compensation as of December 31, 2004 amounted to $705.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-  INCOME (LOSS) PER SHARE

Income (loss) per share is computed as follows:

	Year Ended December 31
	2004			2003			2002
	income	Number of shares ( in thousands)	Per share amount	Loss	Number of shares (in thousands)	Per share amount	Loss	Number of shares (in thousands)	Per share amount

Basic	$84,133	29,266	$2.87	$(7,205)	29,194	$(0.25)	$(41,579)	26,272	$(1.58)

Effect of options of investees	(95)	–		(200)	–		(209)	–
Effect of dilutive stock options	–	119		–	–		–	–

Diluted	84,038	29,385	$2.86	(7,405)	29,194	$(0.25)	(41,788)	26,272	$(1.58)

All stock options issued by Elron were not included in the computation of diluted loss per share for the years 2003 and 2002 because their effect was anti-dilutive. In 2004, 174,165 stock options were excluded from the dilutive income per share calculation due their anti-dilutive effect (see Note 2r).

NOTE 20:-  EQUITY IN EARNINGS (LOSSES) OF AFFILIATED COMPANIES

	Year ended December 31,

	2004	2003	2002

Affiliated companies:
Elbit(1)	$–	$–	$(8,658)
ESL(2)	4,706	9,110	9,469
Given	(2,573)	(3,184)	(4,376)
Others(3)	(12,625)	(14,624)	(20,624)

	$(10,492)	$(8,698)	$(24,189)

(1)	Through the merger date, see Note 3a.
(2)	Through the sale date, see Note 7d(1).
(3)	Including equity in net losses of consolidated entities through the dates of commencement of consolidation.

NOTE 21:-  GAIN FROM DISPOSAL OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES, NET

	Year ended December 31,

	2004	2003	2002

ESL (See Note 7d(1))	$105,171	$(35)	$1,603
Given (See Note 7d(2))	21,667	4,548	5,251
KIT (See Note 7d(4))	5,302	–	–
Galil Medical’s urology business (See Note 3c)	–	21,241	–
Others	256	–	34

	$132,396	$25,754	$6,888

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 22:-  OTHER INCOME (EXPENSES), NET

	Year ended December 31,

	2004	2003	2002

Gain (loss) from sale and increase (decrease) in market value of: (see a and b below)
Partner shares (see Note 8(2))	$–	$11,071	$–
24/7 shares (see Note 3f)	–	2,019	–
Zix shares (see Note 5(2))	5,360	4,815	–
ArelNet shares	–	–	(27)
Netmanage shares	–	–	632
Kana shares (1)	(5)	4	(34)
Other companies, net	–	19	101
Other than temporary decline in investments	(803)	(3,716)	(1,576)
Equity in losses of partnerships	(7)	(547)	(303)
Other income, net	239	1,000	464

	$4,784	$14,665	$(743)

(1)	Realized and unrealized gains and losses on trading securities.
a.

Realized gains from sale of available-for-sale securities amounted to approximately $5,400, $18,000 and $700 in the years ended December 31, 2004, 2003 and 2002, respectively. The proceeds from such sales amounted to approximately $8,000, $46,100 and $900 for the years ended December 31, 2004, 2003 and 2002, respectively.

b.	Including an other than temporary decline in value of available-for-sale securities in the amount of approximately $0, $0 and $600 for the years ended December 31, 2004, 2003 and 2002, respectively.

Regarding an other than temporary decline in value of other investments see Note 8 (3).

NOTE 23:-  FINANCING INCOME (EXPENSES), NET

	Year ended December 31,

	2004	2003	2002

Income:
Interest on cash equivalents, bank deposits and debentures	$2,592	$1,229	$2,314
Foreign currency gains	897	615	1,257

	3,489	1,844	3,571

Expenses:
Interest on short-term credit and long-term loans	1,286	1,974	3,208
Foreign currency losses	1,560	623	444

	2,846	2,597	3,652

	$643	$(753)	$(81)

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 24: - RESTRUCTURING COSTS

In response to the economic conditions, and in particular, the slowdown in IT spending, ET group underwent a restructuring program in 2002 in order to focus its operations on core areas of its business, to reduce expenses and improve efficiency (“the 2002 Restructuring Program”).

In 2004, in light of ET group’s results of operations, ET group underwent an additional restructuring program, in order to further reduce expenses and adjust expenses to the reduced level of revenues (“the 2004 Restructuring Program”). Both the 2002 and 2004 Restructuring Programs included mainly workforce reductions and the 2002 Restructuring Program also included consolidation of excess facilities. Restructuring charges in 2002 were recorded in accordance with EITF Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring)” and SAB No. 100, “Restructuring and Impairment Charges”. Restructuring charges in 2004 were recorded in accordance with SFAS 146, “According for Costs Associated with Exit or Disposal Activities” (“SFAS 146”).

Employee termination costs in 2004 and 2002 amounted to $225 and $934, respectively, relating to the termination of 9 and 77 employees, respectively. Facilities related expenses in 2002 amounted to $660, which included termination costs of a facility lease contract and write-offs of leasehold improvements.

In 2003 and 2002 ESW underwent several restructuring programs, the results of which have been classified as discontinued operations. See Note 3d.

Components of the restructuring charge for the years ended December 31, 2004 and 2003, amounts paid during the periods and remaining accrued liability as of December 31, 2004 and 2003, are as follows:

	Employee termination and severance costs	Write-off of long-lived assets	Facilities termination charges, future rental losses and other exit costs	Total

Accrued restructuring liability at December 31, 2002	18	–	524	542
Restructuring charges	294	97	46	*437
Payments and write-offs	(290)	(97)	(401)	(788)

Accrued restructuring liability at December 31, 2003	$22	$–	$169	$191
Restructuring charges	225	–	–	225
Payments and write-offs	(204)	–	(169)	(373)

Accrued restructuring liability at December 31, 2004	$43	$–	$–	$43

*	An amount of $437 for the year ended December 31, 2003, relates to ESW, for which the results of operation are included in discontinued operations.

NOTE 25:-  DISCONTINUED OPERATIONS

During 2003 and 2002, the Company disposed of certain subsidiaries and businesses, which met the definition of a component under SFAS 144. Accordingly, the results of operations of these subsidiaries and businesses and the gain resulting from the disposals have been classified as discontinued operations in the statement of operations. Comparative data for the businesses and subsidiaries sold have been reclassified accordingly.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 25:-  DISCONTINUED OPERATIONS (Cont.)

The following is the composition of discontinued operations:

	Year ended December 31,

	2004	2003	2002

Loss from operations of discontinued components
ESW (see Note 3d) *	$(454)	$(4,825)	$(8,567)
Vflash (see Note 3h) *	–	453	(1,852)
Other**	–	–	(2,895)

	(454)	(4,372)	(13,314)

Gain on disposal
ESW (see Note 3d)	–	4,137	–
Vflash (see Note 3h)	–	–	1,991

	–	4,137	1,991

	$(454)	$(235)	$(11,323)

* Pre-tax Income (loss) of Vflash	$–	$453	$(2,405)

*Pre-tax loss of ESW	$(454)	$(4,829)	$(8,560)

**    Includes the results of operations of Textology which was sold in consideration for loans, the balance of which was written-down in 2003 (see Note 8(3)).

Revenues relating to discontinued operations for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Year ended December 31,

	2004	2003	2002

ESW	$–	$4,740	$8,290
V-flash	–	–	103
Other	–	–	457

	$–	$4,740	$8,850

As of December 31, 2004 the consolidated financial statements do not include any material assets or liabilities of the components disposed of.

NOTE 26:-  RELATED PARTY TRANSACTIONS

a.	Balances with related parties:

	December 31

	2004	2003

Trade receivables:
Affiliated companies	$2,271	$1,750
Other companies	663	377

	2,934	2,127

Other receivables:
Affiliated companies (see note 3c)	21	1,034
Other companies	–	62

	21	1,096
Long-term receivables:
Other companies	405	461

	405	461

	$3,360	$3,684

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 26:- RELATED PARTY TRANSACTIONS (Cont.)

b.	Income and expenses from affiliated and other companies:

	Year ended December 31,

	2004	2003	2002

Income:
Revenues	$8,480	$4,155	$2,487
Interest and commission for guarantees	142	110	75
Participation in Directors’ remuneration	38	35	13
Participation in expenses	89	76	308

Costs and Expenses:
Participation in expenses	40	191	256
Directors’ remuneration	30	33	39
Cost of revenue	–	–	–
c.	Option to the Chairman of the Board - see Note 18b(3).
d.	The Company holds certain investments together with DIC as of December 31, 2004, as follows:

	% holding by
	DIC	Elron and RDC

Galil	22.0	59.1
Netvision	45.7	45.7
Given	12.5	24.7
Avantry	5.7	10.7

NOTE 27:-  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized gains on securities	Foreign currency translation adjustments	Minimum pension liability in an affiliated company	Unrealized loss on derivatives in an affiliated company	Total

Balance as of January 1, 2003 (net of tax effect of $4,758)	$8,459	$(333)	$(597)	$–	$7,529

Unrealized gains on available for sale securities (net of tax effect of $31,605)	55,960	–	–	–	55,960
Reclassification adjustment for realized gain included in net loss (net of tax effect of $6,933)	(11,113)	–	–	–	(11,113)
Unrealized loss on derivative instruments in an affiliated company	–	–	–	(108)	(108)
Foreign currency translation adjustment	–	(304)	–	–	(304)
Minimum pension liability in an affiliated company	–	–	(172)	–	(172)

Balance as of December 31, 2003 (net of tax effect of $29,430)	$53,306	$(637)	$(769)	$(108)	$51,792

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 27:-  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Cont.)

	Unrealized gains on securities	Foreign currency translation adjustments	Minimum pension liability in an affiliated company	Unrealized loss on derivatives in an affiliated company	Total

Balance as of December 31, 2003 (net of tax effect of $29,430)	$53,306	$(637)	$(769)	$(108)	$51,792

Unrealized gains on available for sale securities (net of tax effect of $4,049)	8,489	–	–	–	8,489
Reclassification adjustment for realized gain included in net income (net of tax effect of $1,179)	(3,582)	–	–	–	(3,582)
Unrealized loss on derivative instruments in an affiliated company	–	–	–	84	84
Foreign currency translation adjustments	–	202	–	–	202
Reclassification adjustments for loss on derivative instruments, minimum pension liability and foreign currency translation adjustments, included in net income due to sale of affiliated companies	–	(61)	769	24	732

Balance as of December 31, 2004 (net of tax effect of $32,300)	$58,213	$(496)	$–	$–	$57,717

NOTE 28:- BUSINESS SEGMENTS

a.

As of December 31, 2004, the Company operates in two business segments: (1) the System and Projects segment through the ET group and (2) “Other Holdings and Corporate Operations” in which the Company is directly engaged and includes corporate headquarters and reflects the investments in companies engaged in various fields of advanced technology.

The operations of the System and Projects segment include development and supply of software solutions for the management of large and complex communication and internet networks.

The Other Holdings and Corporate Operations segment includes holdings in various companies that operate in the fields of telecom, medical devices, semiconductors, advanced materials and other fields and the corporate operations.

Prior to September 2, 2003, the Company operated indirectly through ESW in a third business segment – Internet Products – which has been sold and therefore classified as discontinued operations (see Note 3d).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 28:- BUSINESS SEGMENTS (Cont.)

b.	Segment information is as follows:

	Internet products	System and projects	Other holdings and corporate operations	Adjustments	Total

2004
Net revenues	$–	$5,065	$11,265	$–	$16,330
Other income, net	–	35	4,749	–	4,784
Equity in losses of affiliated companies	–	–	(10,492)	–	(10,492)
Gain from disposals of businesses and affiliated companies and changes in holdings in affiliated companies, net	–	–	132,396	–	132,396
Financial income (expenses), net	–	(824)	1,467	–	643
Tax benefit (taxes on income)	–	(31)	(15,101)	–	(15,132)
Net income (loss)	(454)	(7,946)	92,533	–	84,133
Depreciation and amortization	–	713	1,155	–	1,868
Capital expenditures	–	34	694	–	728
Total assets as of December 31, 2004	–	7,630	495,642	(2,116)	501,156
Goodwill as of December 31, 2004	–	3,611	6,657	–	10,268

	Internet products	System and projects	Other holdings and corporate operations	Adjustments	Total

2003
Net revenues	$–	$7,390	$9,157	$–	$16,547
Other income, net	–	27	14,638	–	14,665
Equity in losses of affiliated companies	–	–	(8,698)	–	(8,698)
Gain from disposals of businesses and affiliated companies and changes in holdings in affiliated companies, net	–	–	25,754	–	25,754
Financial income (expenses), net	–	(1,504)	751	–	(753)
Tax benefit (taxes on income)	–	(37)	(6,797)	–	(6,834)
Net loss	(689)	(2,074)	(4,442)	–	(7,205)
Depreciation and amortization	–	254	1,336	–	1,590
Capital expenditures	39	53	14,138	–	14,230
Total assets as of December 31, 2003	75	15,177	450,222	(14,770)	450,704
Goodwill as of December 31, 2003	–	5,591	6,428	–	12,019

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 28:- BUSINESS SEGMENTS (Cont.)

b.	Segment information is as follows: (Cont.)

	Internet products	System and projects	Other holdings and corporate operations	Adjustments	Total

2002
Net revenues	$–	$10,069	$5,110	$–	$15,179
Other expenses, net	–	4	(747)	–	(743)
Equity in losses of affiliated companies	–	–	(24,189)	–	(24,189)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	–	–	6,888	–	6,888
Financial income (expenses), net	–	(1,562)	1,481	–	(81)
Tax benefit (taxes on income)	–	(99)	2,961	–	2,862
Net loss	(8,567)	(5,912)	(27,100)	–	(41,579)
Depreciation and amortization	–	1,473	1,421	–	2,894
Capital expenditures	247	158	33,698	–	34,103
Total assets as of December 31, 2002	6,057	17,601	383,268	(12,673)	394,253
Goodwill as of December 31, 2002	1,085	5,591	14,862	–	21,538

c.	Revenues according to location of customers are as follows:

	2004	2003	2002

Israel	$4,338	$6,589	$9,042
USA	8,688	6,474	2,572
Europe	1,287	2,223	2,315
Asia	2,017	1,261	1,250

	$16,330	$16,547	$15,179

d.	Revenues from major customers were as follows:

	2004	2003	2002

In the Systems and Project segment:
Customer A	10%	14%	21%
Customer B	8%	4%	16%
Customer C	4%	9%	10%
In the Other Holdings and Corporate Operations segment:
Oncura (See Note 26)	42%	21%	–
e.	The majority of the long-lived assets are located in Israel.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 29:-  RECONCILIATION TO ISRAELI GAAP

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. Had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Israel (“Israeli GAAP”), the effects on the financial statements would have been as follows:

a.	Effect on the statement of operations:

	As reported	Adjustments	As per Israeli GAAP

For the year ended December 31, 2004:
Net income	$84,133	$7,896	$92,029
Basic net income per share	2.89	0.27	3.16
Diluted net income per share	2.88	0.27	3.15

For the year ended December 31, 2003:

Net loss	$(7,205)	$18,436	$11,231
Basic net loss per share	(0.25)	0.63	0.38
Diluted net loss per share	(0.25)	0.63	0.38

For the year ended December 31, 2002:

Net loss	(41,579)	3,211	(38,368)
Basic net loss per share	(1.58)	0.12	(1.46)
Diluted net loss per share	(1.58)	0.12	(1.46)

b.	Effect on the balance sheet:

	As reported	Adjustments	As per Israeli GAAP

As of December 31, 2004:
Investments in other companies and long term receivables	$155,929	$(150,142)	$5,787
Investment in affiliated companies	117,124	(14,684)	102,440
Total assets	501,156	(176,476)	324,680
Deferred taxes	41,233	(46,545)	(5,312)
Accumulated deficit	51,786	29,458	81,244
Total equity	389,080	(113,500)	275,580
As of December 31, 2003:
Investments in other companies and long term receivables	$128,799	$(124,035)	$4,764
Investment in affiliated companies	156,819	(40,454)	116,365
Total assets	450,704	(176,981)	273,723
Deferred taxes	40,684	(44,813)	(4,129)
Accumulated deficit	(32,347)	21,562	(10,785)
Total equity	296,130	(115,692)	180,438

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 29:-  RECONCILIATION TO ISRAELI GAAP (Cont.)

c.	Material adjustments:

The abovementioned adjustments result mainly from the differences between U.S. GAAP and Israeli GAAP detailed below:

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

In addition, in 2003 and 2002 Elbit and RDC reversed valuation allowances in respect of deferred tax assets of approximately $9,700 and $6,600, respectively, relating to carryforward losses. According to U.S. GAAP, when at the acquisition date, a full valuation allowance is recorded to offset deferred tax assets in respect of loss carryforwards and subsequent to that date, the valuation allowance is reduced by recording a tax benefit in respect of those loss carryforwards, the entire tax benefit should be recorded as an adjustment to goodwill and other intangible assets. Under Israeli GAAP, only the portion of the tax benefit relating to the interest acquired was recorded as an adjustment to additional paid-in capital while the portion relating to the interest previously held by the company was recorded as a tax benefit in net income. The effect on net loss in 2003 and 2002 amounted to a reduction in losses of approximately $3,800 and $2,900, respectively.

2.

As a result of the purchase of DEP and additional investments in Oren, Elron’s aggregate interest in certain companies has increased and enabled Elron to exercise significant influence in these companies. In accordance with U.S. GAAP, Elron’s direct holdings in these companies, which had been accounted for by Elron at cost or as available-for-sale securities, were accounted for retroactively under the equity method of accounting (“step-by-step acquisition”) which resulted in a restatement of Elron’s financial statements for all prior periods. According to Israeli GAAP, the equity method should be applied only from the first time Elron could exercise significant influence in these companies.

As a result, under Israeli GAAP, the excess of the investment over the equity acquired (“excess cost”) in Oren in the amount of approximately $8,800 was assigned to intangible assets and will be amortized over a period of five years. Under U.S GAAP no such excess cost exists. The effect on net income (loss) in 2004, 2003 and 2002 amounted to an increase (decrease) in expenses of approximately $1,800, $(400) and $(300), respectively.

3.

As discussed in Note 7d(1), on July 28, 2004 Elron sold its shares in ESL. Due to the difference in the carrying amount of the investment in ESL between Israeli GAAP and U.S. GAAP (resulting mainly from the merger of ESL and EL-OP in 2000, which was accounted for by the purchase method under U.S. GAAP and as a non-monetary exchange of similar assets under Israeli GAAP), the gain resulting from the sale of ESL under U.S. GAAP is different than the aforementioned gain under Israeli GAAP. The gain recorded under Israeli GAAP amounted to $116,000, which net of tax was $102,900.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 29:-  RECONCILIATION TO ISRAELI GAAP (Cont.)

4.

As described in Note 8(2), in 2003 Elbit sold 6,278,226 shares of Partner. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, is considered a transaction with controlling shareholders and accordingly the assets and liabilities of Elbit were recorded according to their carrying values in Elbit at the date of the merger (see 1 above). The carrying value of the Partner shares was approximately $15 and therefore the gain after tax recorded in respect of the above sale of Partner shares based on Israeli GAAP amounted to approximately $18,700, as compared to approximately $7,100 under US GAAP.

5.

As described in Note 7d(2), in 2003 and 2002 RDC sold 753,600 and 500,000 shares of Given, respectively. As described above (see 1 above) the investment in Given was recorded according to its carrying value in DEP at the purchase date. According, the sale of Given shares in 2003 and 2002 resulted in an additional gain of approximately $2,000 and $800, respectively.

6.

According to U.S. GAAP the transfer of Galil’s business in exchange for an interest in Oncura was recorded in 2003 at fair value and as a result Elron recognized a gain on the transaction (net of minority interest and income taxes) in the amount of $4,400 and recorded the investment in Oncura at fair value. According to Israeli GAAP, the aforementioned exchange is accounted for as an exchange of similar productive assets. Accordingly, the investment in Oncura was recorded at the carrying value of the assets transferred and no gain was recognized.

7.

According to U.S. GAAP, the gain arising from the initial public offering of Given is accounted for as an equity transaction, as Given was a development stage company at the time. According to Israeli GAAP, this gain is recognized in the statement of operations over three years from the date of the public offering. The effect on net income (loss) in 2004, 2003 and 2002 amounted to an increase in income under Israeli GAAP of approximately $1,300, $1,900 and $3,200, respectively.

8.

Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost, while current investments in marketable securities are presented at fair value, with changes in fair value charged (or credited) to the income statement. The effect on net income (loss) in 2004, 2003 and 2002 amounted to an increase (decrease) in income of approximately $(3,000), $3,700 and $(900), respectively.

9.

Effective January 1, 2002 the Company adopted SFAS 142, according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

As mentioned in Note 12(5), in 2004 the Company tested a part of its goodwill for impairment and as a result, recorded an impairment loss in the amount of approximately $2,000. Under Israeli GAAP no impairment loss in respect of goodwill was required to be recorded mainly, since the carrying amount of goodwill had already been amortized.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 29:-  RECONCILIATION TO ISRAELI GAAP (Cont.)

10.

According to U.S. GAAP the fair value of options granted to employees to acquire shares of affiliated companies held by Elron and RDC is recorded as a liability. According to Israeli GAAP, no liability should be recorded if the exercise of the options would not result in a loss.

11.

As discussed in Note 16d, corporate tax rates were progressively reduced in Israel. The effect of the change in the tax rate under Israeli GAAP amounted to an income taxes charge in 2004 of approximately $400, while under U.S. GAAP the effect of the change amounted to a tax benefit in 2004 of $3,000. The difference resulted mainly from the difference between Israeli and U.S. GAAP described in Note c(8) above.

12.

Under U.S. GAAP, deferred taxes are provided in respect of all temporary differences relating to equity method investments. Under Israeli GAAP, deferred taxes are not provided in respect of temporary differences relating to taxes arising on disposal of equity method investments, if the disposal is not probable to occur in the foreseeable future. The effect of the aforementioned difference on net income according to U.S. GAAP was an additional tax expense in 2004 in the amount of approximately $1,300 (net of minority interest).

13.

As described in Note 7d(2), under U.S. GAAP the acquisition of the additional interest in RDC was accounted for by the purchase method. Accordingly, Elron recorded the additional interest in RDC at fair value and as a result also recorded its share of the gain in the distribution of Given shares. According to Israeli GAAP, the gain recorded is limited to the effective decrease in the investment in Given in Elron’s accounts (subsequent to the distribution and the relating acquisition of the additional interest in RDC) and accordingly only the portion relating to the additional interest acquired in other net assets of RDC (except Given) was recorded at fair value. The effect of the aforementioned difference on net income for 2004 was an increase in net income under U.S. GAAP of approximately $900.

14.

As described in Note 2i, under U.S. GAAP the equity method of accounting is no longer being applied in investments that are not common stock or in-substance common stock, regardless of the Company’s ability to significantly influence the investee’s operational and financial policies. Under Israeli GAAP, if the investor is able to exercise significant influence over the investee’s operational and financial policies, the equity method of accounting shall be applied. The effect of the aforementioned difference on net income for 2004 was a decrease in net income under Israeli GAAP of approximately $300.

- - - - - - - - - - - - - - - -

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

ANNEX TO THE FINANCIAL STATEMENTS

In thousands of U.S. Dollars

Details relating to major investments as of December 31, 2004:

	% of ownership interest (1)	Carrying value of the investment as of December 31, 2004 (2)	Market value of the publicly traded investments as of

			December 31, 2004	February 25, 2005

Consolidated Companies:
Elron Telesoft Ltd. and Elron Telesoft Export Ltd.	100%	3,746	$–	$–
Galil Medical Ltd. (3)	39%	545	–	–
3DV Systems Ltd. (3)	71%	(254)	–	–
Starling (3)	50%	212	–	–
SELA (3)	27%	725	–	–

Affiliated Companies (equity):
Given Imaging Ltd. (Nasdaq: GIVN) (3)	20%	67,129	195,583	181,881
NetVision Ltd.	46%	3,542	–	–
ChipX	27%	3,677	–	–
CellAct Ltd.	45%	416	–	–
Oren Semiconductor Inc.	41%	1,513	–	–
Oncura (4)	10%	11,736	–	–
AMT	40%	4,549		–
Wavion, Inc.	38%	1,321	–	–
Pulsicom Israel Technologies Ltd.	18%	293	–	–
Notal Vision, Inc.	26%	803	–	–

Available for sale:
Partner (Nasdaq: PTNR)	9%	136,208	136,208	143,660
EVS (Nasdaq: EVSNF.OB)	11%	994	1,562	1,215

Partnership:
Gemini Israel Fund L.P.	5%	68	–	–
InnoMed Ventures L.P.	14%	2,705	–	–

Cost:
Avantry (formerly: Witcom Ltd.) (3)	7%	495	–	–
Jordan Valley	28%	6,707	–	–
Impliant	28%	7,340	–	–
(1)	On the basis of the outstanding share capital.
(2)	Includes loans and convertible notes.
(3)	Represents the carrying value and the ownership interest of the investment in Elron’s books and Elron’s share in the carrying value and ownership interest of the investment in RDC’s books.
(4)	Represents Elron’s share in the carrying value and the ownership interest of the investment in Galil’s books.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF

A.M.T. ADVANCED METAL TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of A.M.T. Advanced Metal Technologies Ltd. (“the Company”) as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders’ deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Brightman Almagor & Co.

Certified Public Accountants

A member of Deloitte Touche Tohmatsu

Tel-Aviv, February 17, 2005

Report of Independent Registered Public Accounting Firm

to the Board of Directors and Shareholders of Given Imaging Ltd.

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the consolidated results of its operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

/s/ Somekh Chaikin

Certified Public Accountants (Israel)

Member of KPMG International

February 16, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of DEP Technology Holdings Ltd.

We have audited the accompanying consolidated statements of operations, shareholders’ equity and cash flows of DEP Technology Holdings Ltd. and its subsidiary (“the Company”) for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of certain investee companies. The Company’s share in net losses of such investee companies was US$ 5,754 thousand for the year ended December 31, 2002. The financial statements of these investee companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such investee companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the Company’s operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America (“US GAAP”). As applicable to these consolidated financial statements, US GAAP differs in certain respects from generally accepted accounting principles in Israel (“Israeli GAAP”) as described in Note 22, which includes only the differences that effect directly the results of operations and the changes in shareholders’ equity.

/s/ Somekh Chaikin

Certified Public Accountants (Isr.)

A member of KPMG International

March 10, 2003

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of

ChipX, Incorporated (formerly Chip Express Corporation)

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of mandatorily redeemable convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of ChipX, Incorporated (formerly Chip Express Corporation) and its subsidiaries at December 31, 2004 and December 31, 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of ChipX, (Israel) Limited (“CXL”), a wholly-owned subsidiary, which statements reflect total assets of $905,000 and $1,225,000 as of December 31, 2004 and December 31, 2003, respectively, and total revenues of $2,603,000 and $2,768,000 for the years then ended. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for CXL, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

February 28, 2005

San Jose, CA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2003 and 2002 and the consolidated results of their operations, changes in their shareholders’ equity (capital deficiency) and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

February 17, 2004

Report of Independent Registered Public Accounting Firm

To the board of Directors

Oncura, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Oncura, Inc. and its subsidiaries at December 31, 2004 and December 31, 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in Notes 10, 11 and 15, the Company has extensive transactions with its shareholders.

/s/ PricewaterhouseCoopers LLP

February 18, 2005

Philadelphia, PA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

Tel-Aviv, Israel

February 25, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

February 23, 2004

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2004

(In U.S. dollars)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2004

In U.S. dollars

C O N T E N T S

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2 – 3

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	4 – 5

Consolidated Statements of Income	6

Statements of Changes in Shareholders’ Equity	7 – 8

Consolidated Statements of Cash Flows	9 – 10

Notes to the Consolidated Financial Statements	11 – 56

# # # # # # #

ERNST & YOUNG

To the Shareholders of

Elbit Systems Ltd.

Haifa, Israel

REPORT OF INDEPENDENT REGISTRATED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2004. Our audits also include the financial statement schedule listed in the Index at Item 19a. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2(X) to the consolidated financial statements, on January 1, 2004 the Company adopted SFAS No. 123 “Accounting for Stock-Based Compensation.”

Kost Forer Gabbay & Kasierer A member of Ernst & Young Global

Haifa, Israel

March 14, 2005

ERNST & YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Elbit Systems Ltd.

We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity and cash flows of Elbit Systems Ltd. And its subsidiaries for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated results of the Company and its subsidiaries operations and their cash flows for the year ended December 31, 2002 in conformity with United States generally accepted accounting principles.

LUBOSHITZ KASIERER AN AFFILIATE MEMBER OF ERNST & YOUNG INTERNATIONAL

Haifa, Israel

March 24, 2003

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U. S. dollars (In thousands)

		December 31,

	Note	2004	2003

CURRENT ASSETS:
Cash and cash equivalents		$34,109	$76,156
Short-term bank deposits		738	690
Trade receivables, (net of allowance for doubtful accounts in the amount of $3,064 and $3,861 as of December 31, 2004 and 2003, respectively)	(3)	214,816	203,281
Other receivables and prepaid expenses	(4)	52,335	48,363
Inventories, net of advances	(5)	249,041	249,225

Total current assets		551,039	577,715

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership	(6A)	33,124	26,478
Available for sale securities	(1G)	18,017	–
Investments in other companies	(6B)	11,745	11,745
Long-term bank deposits and trade receivables	(7)	2,102	2,347
Severance pay fund	(2P)	82,998	76,218

		147,986	116,788

PROPERTY, PLANT AND EQUIPMENT, NET	(8)	244,288	229,221

INTANGIBLE ASSETS:	(9)
Goodwill		32,847	32,576
Other intangible assets, net		63,140	67,436

		95,987	100,012

		$1,039,300	$1,023,736

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U. S. dollars (In thousands, except share and per share data)

		December 31,

	Note	2004	2003

CURRENT LIABILITIES:
Short-term bank credit and loans	(10)	$8,592	$8,509
Current maturities of long-term loans	(13)	1,656	6,532
Trade payables		118,391	106,252
Other payables and accrued expenses	(11)	169,702	157,820
Customers advances and amounts in excess of costs incurred on contracts in progress	(12)	80,109	99,618

Total current liabilities		378,450	378,731

LONG-TERM LIABILITIES:
Long-term loans	(13)	86,234	62,324
Advances from customers	(12)	10,320	7,592
Deferred income taxes	(15)	24,516	24,916
Accrued termination liability	(14,2P)	100,740	93,979

		221,810	188,811

COMMITMENTS AND CONTINGENT LIABILITIES	(16)

MINORITY INTERESTS		4,340	4,115

SHAREHOLDERS’ EQUITY:	(17)
Share capital
Ordinary shares of New Israeli Shekels (NIS) 1 par value; Authorized – 80,000,000 shares as of December 31, 2004 and 2003; Issued – 40,969,947 and 39,746,125 shares as of December 31, 2004 and 2003, respectively; Outstanding – 40,561,126 and 39,337,304 shares as of December 31, 2004 and 2003, respectively		11,548	11,273
Additional paid-in capital		274,432	259,033
Accumulated other comprehensive loss		(3,346)	(3,992)
Retained earnings		156,387	190,086
Treasury shares - 408,821 shares as of December 31, 2004 and 2003		(4,321)	(4,321)

		434,700	452,079

		$1,039,300	$1,023,736

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U. S. dollars (In thousands, except share and per share data)

		Year ended December 31,

	Note	2004	2003	2002

Revenues	(18)	$939,925	$897,980	$827,456
Cost of revenues		689,626	672,711	605,313

Gross profit		250,299	225,269	222,143

Research and development costs, net	(19)	66,846	54,919	57,010
Marketing and selling expenses		69,912	69,943	65,691
General and administrative expenses		47,832	46,077	41,651

		184,590	170,939	164,352

Operating income		65,709	54,330	57,791

Financial expenses, net	(20)	(5,852)	(4,870)	(3,035)
Other income (expenses), net		770	53	(462)

Income before taxes on income		60,627	49,513	54,294
Taxes on income	(15)	15,219	11,334	9,348

		45,408	38,179	44,946
Equity in net earnings of affiliated companies and partnership		7,765	7,209	675
Minority interests in losses (earnings) of subsidiaries		(180)	557	(508)

Net income		$52,993	$45,945	$45,113

Earnings per share	(17G)
Basic net earnings per share		$1.33	$1.18	$1.17

Diluted net earnings per share		$1.29	$1.14	$1.13

Number of share used in computation of basic net earnings per share		39,952	39,061	38,489

Number of share used in computation of diluted net earnings per share		41,041	40,230	39,863

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U. S. dollars (In thousands, except share and per share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Total shareholders’ equity	Total other comprehensive income

Balance as of January 1, 2002	38,330,272	$11,054	$244,625	$–	$126,627	$(4,321)	$377,985
Exercise of options	473,235	100	4,040	–	–	–	4,140
Tax benefit in respect of options exercised	–	–	648	–	–	–	648
Stock based compensation	–	–	(926)	–	–	–	(926)
Dividends paid	–	–	–	–	(12,717)	–	(12,717)
Other comprehensive income (loss):
Minimum pension liability	–	–	–	(2,882)	–	–	(2,882)	$(2,882)
Net income	–	–	–	–	45,113	–	45,113	45,113

Total comprehensive income								$42,231

Balance as of December 31, 2002	38,803,507	$11,154	$248,387	$(2,882)	$159,023	$(4,321)	$411,361

Exercise of options	533,797	119	5,147	–	–	–	5,266
Tax benefit in respect of options exercised	–	–	758	–	–	–	758
Stock based compensation	–	–	4,741	–	–	–	4,741
Dividends paid	–	–	–	–	(14,882)	–	(14,882)
Other comprehensive income (loss):
Unrealized loss on derivative instruments	–	–	–	(578)	–	–	(578)	$(578)
Foreign currency translation differences	–	–	–	340	–	–	340	340
Minimum pension liability	–	–	–	(872)	–	–	(872)	(872)
Net income	–	–	–	–	45,945	–	45,945	45,945

Total comprehensive income								$44,835

Balance as of December 31, 2003	39,337,304	$11,273	$259,033	$(3,992)	$190,086	$(4,321)	$452,079

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

U. S. dollars (In thousands, except share and per share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other compre-hensive loss	Retained earnings	Treasury shares	Total shareholders’ equity	Total other compre-hensive income

Balance as of January 1, 2004	39,337,304	$11,273	$259,033	$(3,992)	$190,086	$(4,321)	$452,079
Cumulative effect of first time adoption of the fair value based method for stock based compensation expense	–	–	(152)	–	–	–	(152)
Exercise of options	1,223,822	275	10,985	–	–	–	11,260
Tax benefit in respect of options exercised	–	–	1,179	–	–	–	1,179
Stock based compensation	–	–	3,387	–	–	–	3,387
Dividends paid	–	–	–	–	(86,692)	–	(86,692)
Other comprehensive income (loss):
Unrealized loss on derivative instruments	–	–	–	(299)	–	–	(299)	(299)
Foreign currency translation differences	–	–	–	450	–	–	450	450
Unrealized gains on available for sale securities, net				1,396			1,396	1,396
Minimum pension liability	–	–	–	(901)	–	–	(901)	(901)
Net income	–	–	–	–	52,993	–	52,993	52,993

Total comprehensive income								$53,639

Balance as of December 31, 2004	40,561,126	$11,548	$274,432	$(3,346)	$156,387	$(4,321)	$434,700

Accumulated other comprehensive loss (net of taxes)

	December 31,
	2004	2003

Accumulated gains on derivative instruments	$(877)	$(578)
Accumulated foreign currency translation differences	790	340
Accumulated gains on available for sale securities	1,396	–
Accumulated minimum pension liability	(4,655)	(3,754)

Accumulated other comprehensive loss	$(3,346)	$(3,992)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U. S. dollars (In thousands)

	Year ended December 31,

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$52,993	$45,945	$45,113
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,261	37,890	32,937
Stock based compensation	3,387	4,741	(926)
Deferred income taxes, net	153	35	(5,620)
Accrued severance pay, net	(2,304)	(1,240)	6,260
Gain (loss) on sale of property, plant and equipment	143	(915)	743
Tax benefit in respect of options exercised	1,179	758	648
Minority interests in earnings (losses) of subsidiaries	180	(557)	508
Equity in net losses (earnings) of affiliated companies and partnership, net of dividend received (*)	385	(4,995)	(675)
Changes in operating assets and liabilities:
Decrease (increase) in short and long-term trade receivables, other receivables and prepaid expenses	(16,871)	45,297	58,554
Decrease (increase) in inventories	2,932	(38,651)	(55,106)
Increase (decrease) in trade payables, other payables and accrued expenses	20,522	32,147	(19,321)
Increase (decrease) in advances received from customers	(18,535)	(27,855)	42,999
Settlement of royalties with the Office of the Chief Scientist	(3,714)	(1,581)	9,197
Other adjustments	(1,228)	337	683

Net cash provided by operating activities	81,483	91,356	115,994

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(53,008)	(61,287)	(46,003)
Investment grants received for property, plant and equipment	–	–	119
Acquisition of subsidiaries and businesses (Schedule A)	(2,315)	(2,458)	(5,280)
Investments in affiliated companies and subsidiaries	(2,522)	(1,049)	(1,681)
Proceeds from sale of property, plant and equipment	2,560	5,815	956
Grant of long-term loan	–	–	(714)
Collection of long-term loan	–	2,400	–
Collection of short-term loan	–	–	1,371
Investment in long-term bank deposits	(1,203)	(1,750)	(1,228)
Proceeds from sale of long-term bank deposits	1,507	3,568	1,689
Short-term bank deposits, net	(48)	960	(204)
Investment in available for sale securities	(15,869)	–	–

Net cash used in investing activities	(70,898)	(53,801)	(50,975)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	11,260	5,266	4,140
Repayment of long-term bank loans	(35,826)	(27,066)	(3,249)
Receipt of long-term bank loans	58,410	10,000	2,233
Dividends paid	(86,692)	(14,882)	(12,717)
Change in short-term bank credit and loans, net	216	(10,997)	(19,729)

Net cash used in financing activities	(52,632)	(37,679)	(29,322)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(42,047)	(124)	35,697
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	76,156	76,280	40,583

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$34,109	$76,156	$76,280

(*) Dividend received	$8,150	$2,214	$–

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U. S. dollars (In thousands)

	Year ended December 31,

	2004	2003	2002

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the year for:
Income taxes	$13,305	$14,666	$21,730

Interest	$3,122	$4,034	$2,947

SCHEDULE A:
Subsidiaries and businesses acquired (*)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Working capital (surplus) deficiency (excluding cash and cash equivalents)	$(707)	$657	$–
Property, plant and equipment	(10)	(249)	(275)
Goodwill and other intangible assets	(1,598)	(1,334)	(5,078)
Deferred income taxes	–	(1,765)	–
Long-term liabilities	–	198	–
Minority interest	–	35	–

	(2,315)	(2,458)	(5,353)
Less short-term debt incurred on acquisition	–	–	73

	$(2,315)	$(2,458)	$(5,280)

(*)	Defense Systems Division of Elron Telesoft in 2002 (see Note 1(C)).

In 2003 a European subsidiary (see Note 1(D)) and AD&D (see Note 1(E)).

In 2004 the assets of Computer Instruments Corporation Inc. (see Note 1(F))

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U. S. dollars (In thousands)

Note 1 - GENERAL

A.

Elbit Systems Ltd. (the “Company”) is an Israeli corporation, 49% owned by the Federmann Group. On July 28, 2004, Elron Electronic Industries Ltd. completed the sale of all of its holdings in the Company, constituting approximately 19% of the Company’s outstanding share capital, to Federmann Enterprises Ltd. The Company’s shares are traded on the Tel Aviv Stock Exchange and on the Nasdaq National Market in the United States. The Company and its subsidiaries (the “Group”) are engaged mainly in the field of defense electronics. The Company’s principal wholly-owned subsidiaries are EFW Inc. (“EFW”) and Elop Electro-Optics Industries, Ltd. (“El-Op”).

B.

A majority of the Group’s revenues are derived from direct or indirect sales to governments or to government agencies. As a result, a substantial portion of the Group’s sales is subject to the special risks associated with sales to governments or to government agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities and changes in governmental approvals regarding export licenses required for the Group products and for its suppliers. As for major customers refer to Note 18(C).

C.

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

Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the Government Division were not material in relation to total consolidated revenues and net income for the year 2002.

D.

In June 2003, the Company (through El-Op) acquired all of the outstanding ordinary shares of a European subsidiary, a company registered in Belgium, in consideration for $1,846 in cash. The acquisition was accounted for by the purchase method of accounting.

This subsidiary develops, manufactures and supports electro-optical products, mainly for the defense and space markets.

The results of this subsidiary’s operations have been included in the consolidated financial statements from the date of acquisition.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 1  - GENERAL (Cont.)

Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of this subsidiary. were not material in relation to total consolidated revenues and net income for the years 2002 and 2003.

E.

In July 2003, the Company acquired approximately 54% of the outstanding shares of Aero Design Development Ltd. (“AD&D”) an Israeli company in consideration for $1,406 in cash. The acquisition was accounted for by the purchase method of accounting.

AD&D develops, manufactures and builds airborne models and other engineered products.

The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,334 was allocated to technology ($1,000) to be amortized by the straight-line method over a period of 10 years and to technology goodwill ($334).

The results of AD&D.’s operations have been included in the consolidated financial statements from the date of acquisition.

Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of AD&D were not material in relation to total consolidated revenues and net income for the years 2002 and 2003.

F.

In August 2004, the Company (through a subsidiary of EFW) acquired a business from Computer Instruments Corporation Inc. (“CIC”) of Westbury, New York in consideration for approximately $2,315 in cash. The acquired assets relate to the design and manufacture of aviation pressure transducers, air data probes and air data computers.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition as estimated by the Company, with the support of an external appraisal:

Current Assets	$994
Property and equipment	10
Technology	1,327
Goodwill	271

Total assets acquired	2,602
Current liabilities assumed	(287)

Net assets acquired	$2,315

The technology acquired will be amortized by the straight-line method over a period of 5-7 years. The results of CIC’s operations have been included in the consolidated financial statements from the date of acquisition.

Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of CIC were not material in relation to total consolidated revenues and net income for the years 2003 and 2004.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 1  - GENERAL (Cont.)

G.

On December 27, 2004, the Company reached an agreement with Koor Industries (“Koor”) to purchase all of Koor’s holdings in Tadiran Communications Ltd. (“Tadiran”), which represents approximately a 32% interest in Tadiran. This purchase will be made in parallel to Koor’s purchase of approximately 9.8% of the Company’s shares from Federmann Enterprises Ltd. (“Federmann”) based on agreements reached between Federmann and Koor. The transaction will be executed in two stages as described below.

In the first stage, the Company will purchase from Koor approximately 13.8% of Tadiran’s shares, and Koor will purchase from Federmann approximately 5.3% of the Company’s shares. As of March 1, 2005, the Company held approximately 6% of Tadiran’s shares acquired through purchases on the market, and therefore, following completion of the first stage the Company will own approximately 20% of Tadiran’s shares. On completion of the first stage, Koor will support the Company’s appointment of the greater of 3 members or 20% of Tadiran’s board of directors, and Federmann will support Koor’s appointment of a member to the Company’s board of directors.

In the second stage, the Company will purchase the balance of Koor’s holdings in Tadiran. Koor will purchase an additional approximately 4.5% of the Company’s shares from Federmann, and Federmann will support Koor’s appointment of an additional member to the Company’s board of directors, including the board’s Vice Chairman. The second stage is subject to Koor completing the sale to Tadiran of Koor’s 70% holdings in Elisra Electronic Systems Ltd. (“Elisra”) on agreed upon terms. Subject to those terms the Company agreed to support the purchase of the Elisra shares by Tadiran at Tadiran’s general shareholders meeting. In the event that the sale of the Elisra shares to Tadiran is not made by April 2006, then Koor and the Company will have equal representation on Tadiran’s board of directors, and an agreement regarding joint control of Tadiran will enter into effect between the Company and Koor.

The Company will purchase from Koor the 32% of the Tadiran shares at a price of $37 per share, resulting in a total purchase price of approximately $146,000. Koor will purchase from Federmann the 9.8% of the shares in the Company at a price of $24.70 per share, resulting in a total purchase price of approximately $99,000.

Under the Koor-Federmann shareholders agreement, which will became effective upon the completion of the first stage of the Koor-Federmann transaction, Koor will obtain certain tag along rights in the event of Federmann’s sale of shares in the Company, and Koor will be subject to certain restrictions on the transfer of its shares in the Company. Also, Koor has agreed to vote at general shareholders meetings of the Company in accordance with Federmann’s instructions, with certain exceptions, and Koor will receive certain additional non-transferable rights.

On January 5, 2005, the Company’s Audit Committee and board of directors approved the agreements with Koor relating to the Company’s purchase of Koor’s shares in Tadiran.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 1  - GENERAL (Cont.)

On February 28, 2005, the Company’s shareholders at an extraordinary general shareholders meeting approved the agreements with Koor relating to the Company’s purchase of Koor’s shares in Tadiran. As of March 1, 2005, the parties were in the process of obtaining the remaining approvals required for the transaction.

Note 2  - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As applicable to the consolidated financial statements of the Group, such principles are substantially identical to accounting principles generally accepted in Israel, except as described in Note 22.

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

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

C.	PRINCIPLES OF CONSOLIDATION (CONT.)

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

F.	MARKETABLE SECURITIES

Investments in a marketable securities are designed as available for sale according to Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, (“SFAS No. 115”). Accordingly, these securities are stated at fair value, with unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income (loss), a separate component of the shareholders equity.

G.	INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided for slow-moving items or technological obsolescence for which recoverability is not probable.

Cost is determined as follows:

•	Raw materials using the average cost method.
•

Costs incurred on long-term contracts in progress include direct labor costs, material costs, subcontractors, other direct costs and overheads. These costs represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (refer to Note 2(T)).

•

Labor overhead is generally included in our hourly rate and is allocated to each project according to the amount of hours invested. Material overhead is allocated to each project based on the value of direct material that is charged to the project.

Advances from customers are allocated to the applicable contract inventories and are reflected as an offset against the related inventory balances.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

H.	INVESTMENT IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

Investments in non-marketable shares of companies in which the Group holds less than 20% and the Group does not have the ability to exercise significant influence over operating and financial policies of the companies are recorded at cost.

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

The Group applies Emerging Issues Task Force (“EITF 99-10”) “Percentage Used to Determine the Amount of Equity Method Losses”, according to which the Group recognizes equity method losses based on the ownership level of the particular investee security or loan held by the Group to which the equity method losses are being applied.

A change in the Company’s proportionate share of a subsidiary’s or investee’s equity, resulting from issuance of shares by the subsidiary or investee to third parties, is recorded as a gain or loss in the consolidated income statements. If the realization is not assured, such as when the issuing company is a development stage company, the gain from issuance is accounted for as an equity transaction pursuant to SAB 51 “Accounting Sales of Stock by a Subsidiary”.

Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

I.	LONG-TERM TRADE RECEIVABLES

Long-term trade receivables from extended payment agreements are recorded at their estimated present values (determined based on the original rates of interest).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

J.	LONG-TERM BANK DEPOSITS

Long-term bank deposits are deposits with maturities of more than one year. These deposits are presented at cost including accumulated interest.

K.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Group’s own use, cost includes materials, labor and overhead, but not in excess of the fair value of the equipment.

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%

Buildings	2-4	(mainly 4%)
Instruments, machinery and equipment	10-33
Office furniture and other	6-33
Motor vehicles	15-20	(mainly 15%)

Land rights and leasehold improvements - over the term of the lease.

L.	INVESTMENT GRANTS

As a governmental incentive for industrial companies in Israel, the “Investment Center”, which is a branch of the Israel Ministry of Industry and Trade, permits industrial companies to submit a request to qualify as an “Approved Enterprise”. An Approved Enterprise is entitled to certain benefits in respect of capital investments. The benefits may be in the form of reduced tax rates and of capital grants received as a percentage of the investments of the Approved Enterprise. The amount of a capital grant is determined as a percentage of the Approved Enterprise investment in property, plant and equipment. As a condition to the granting of these benefits, the Approved Enterprise is obligated to perform the applicable industrial plan as detailed in the request to the Investment Center (see Note 15(A)(3) and 16(J)). These capital grants are non-royalty bearing and are not conditioned on the results of operations. As the capital grants are a direct participation in the cost of the acquisition, of property, plant and equipment they are offset against property, plant and equipment and amortized over the period of the related investments.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

M.	IMPAIRMENT OF LONG-LIVED ASSETS

The Group’s long-lived assets and identifiable intangible assets are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2004, no impairment losses have been identified.

N.	INTANGIBLE ASSETS

Intangible assets are stated at cost net of accumulated amortization. Intangible assets are being amortized over their useful life using the straight-line method.

O.	GOODWILL

Goodwill represents the excess of the cost of acquired businesses over the net fair values of the assets acquired and liabilities assumed. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001 on a straight-line basis over 10 - 20 years. Under SFAS No. 142, effective as of January 1, 2002, goodwill is no longer amortized, but is instead tested for impairment at least annually (or more frequently if impairments indicators arise).

SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Fair value of a reporting unit is determined using discounted cash flows. Significant estimates used in the methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reporting units.

As of December 31, 2004, no impairment losses have been identified.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

P.	SEVERANCE PAY

Under Israeli law and employment agreements, the Group’s companies in Israel are required to make severance payments and, in certain situations, pay pensions to terminated employees. The calculation is based on the employee’s latest salary and the period of his/her employment. The companies’ obligation for severance pay and pension is provided by monthly deposits with insurance companies, pension funds and by an accrual.

The value of severance pay funds is presented in the balance sheet and includes profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The values of the deposited funds are based on the cash surrendered value of these funds and include immaterial profits.

Severance pay expenses for the years ended December 31, 2004, 2003 and 2002, amounted to approximately $15,574, $11,491and $10,138, respectively.

Q.	REVENUE RECOGNITION

The Group generates revenues from long-term contracts involving the design, development, manufacture and integration of defense systems and products and providing support and services for such systems and products.

Revenues from long-term contracts are recognized based on Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”) according to which revenues are recognized on the percentage of completion basis.

Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In certain circumstances, when measuring progress toward completion, the Company considers other factors, such as achievement of performance milestones.

Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage of completion basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues.

Sales and anticipated profit under long-term fixed-price contracts that involve both development and production are recorded on a percentage of completion basis, using the cost-to-cost method and units-of-delivery method as applicable. In certain circumstances, when measuring progress toward completion under the development portion of the contract, the Company considers other factors, such as achievement of performance milestones.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Q.	REVENUE RECOGNITION (CONT.)

Estimated contract profit is included in earnings in proportion to recorded sales.

The percentage-of-completion method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original estimated forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Anticipated losses on contracts are charged to earnings when determined to be probable.

Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information to assess anticipated contract performance.

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

In cases where the contract involves the delivery of products and performance of services, the Group follows the guidelines specified in EITF 00-21, “Revenue Arrangements with Multiple Deliverables” in order to allocate the contract fees between the products accounted for under SOP 81-1 and the services accounted for under SAB 104. The services are recognized throughout the service period.

In certain circumstances, sales under short-term fixed-price production type contracts are accounted for in accordance with SAB No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), and recognized when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

As for research and development costs accounted for as contract costs refer to Note 2(T) .

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

R.	PRE-CONTRACT COSTS

Pre-contract costs are deferred and included in inventory, only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific contract is probable according to the guidelines of SOP 81-1.

S.	WARRANTY

The Group estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time revenue is recognized as part of contract costs. The specific terms and conditions of those warranties vary depending upon the product sold, the country in which the Group does business, etc. In addition, the Company estimates the costs to be incurred in connection with basic design and system operating difficulties arising subsequent to delivery and acceptance by the customers and records a liability for such costs as part of contract costs. Factors that affect the Group’s warranty liability include the number of delivered products, the warranty period, engineering estimates and anticipated rates of warranty claims. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

Changes in the Group’s provision for warranty during the year are as follows:

	2004	2003
Balance, at January 1	$36,653	$37,800
Warranties issued during the year	17,907	13,301
Warranties forfeited or exercised during the year	(20,527)	(14,448)

Balance, at December 31	$34,033	$36,653

T.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs, net of participations, are charged to operations as incurred. Group sponsored research and development costs primarily include independent research and development and bid and proposal efforts.

Under certain arrangements in which a customer participates in product development costs, the Group’s portion of such unreimbursed costs is expensed as incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as part of the contract costs.

Certain Group companies in Israel receive grants (mainly royalty-bearing) from the Government of Israel and from other sources for the purpose of funding approved research and development projects. These grants are recognized as a deduction from research and development costs at the time the applicable company is entitled to such grants on the basis of the research and development costs incurred.

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

V.	CONCENTRATION OF CREDIT RISKS

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term deposits and trade receivables.

The majority of the Group’s cash and cash equivalents and deposits are invested in dollar instruments with major banks in Israel and in the U.S. Management believes that the financial institutions that hold the Group investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The Group’s trade receivables are derived primarily from sales to large and stable customers and governments located mainly in Israel, the United States and Europe. The Group performs ongoing credit evaluations of its customers and to date, has not experienced any unexpected material losses except for a one time loss in 2002 of approximately $4,600 due to the insolvency of one of the Group’s customers. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

W.	DERIVATIVE FINANCIAL INSTRUMENTS

Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

W.	DERIVATIVE FINANCIAL INSTRUMENTS (CONT.)

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

The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized as a financial expense in current earnings during the period of change.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized as a financial expense in current earnings during the period of change.

As part of its hedging strategy, the Group enters into forward exchange contracts in order to protect the Group from the risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates.

As part of its cash flow hedging strategy the Group enters into forward exchange contracts to hedge forecasted salary expenses denominated in a currency other than the U.S. dollar.

As of December 31, 2004, the Group had forward contracts with a notional amount of approximately $30,900 to purchase and sell foreign currencies ($20,800 in Euro, $5,400 in Great Britain Pounds (“GBP”) and $4,800 in other currencies). The Group also had options to hedge future cash flow denominated in GBP in the amount of $154,000. The forward contracts and the options mature in 2005.

The fair value of the foreign exchange contracts and the options as of December 31, 2004 is minimal.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

X.	STOCK-BASED COMPENSATION

Up until January 1, 2004, the Company elected to follow Accounting Principles Board Opinion No. 25 (“APB 25”) “Accounting for Stock Issued to Employees” and FASB Interpretation No. 44 (“FIN 44”) “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock option plans. Under APB 25, the Company accounted for stock option grants using the intrinsic value method whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award or if applicable at a subsequent measurement date. The Company recognized the expense over the vesting period of the award on a straight-line basis. Phantom options were accounted for as variable awards and accordingly, compensation expenses were measured at the end of each reporting period and amortized on an accelerated basis over the remaining vesting period. (See Note 17).

Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123. Under the modified prospective method of adoption selected by the Company under the provisions of SFAS No. 148, the recognition provisions are applied to all employee awards granted, modified, or settled after January 1, 2004, and to previously granted awards that were not fully vested on the date of adoption. Compensation cost is recorded over the vesting period on a straight-line basis.

The cumulative effect on the deferred taxes relating to stock based compensation resulting from the adoption of SFAS No. 123 amounted to a reduction of $152 and was recorded as a one time adjustment to additional paid-in capital.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands, except share and per share data)

Note 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

X.	STOCK-BASED COMPENSATION (CONT.)

If the Company had elected to adopt the fair value recognition provisions of SFAS No. 123 as of its original effective date, pro forma net income and pro forma basic diluted net income per share for the years ended December 31, 2002 and 2003 would be as follows:

	Year ended December 31,
	2004	2003	2002

Net income as reported	$52,993	$45,945	$45,113
Add - Stock based compensation expense (income), net of related tax effects as reported (intrinsic method in 2003 and 2002)	2,710	3,793	(741)
Deduct - Stock based compensation expense under fair value based method of SFAS 123 net of related of tax effects	(2,710)	(2,956)	(2,956)

Pro forma net income	$52,993	$46,782	$41,416

Net earnings per share:
Basic net earnings per share as reported	$1.33	$1.18	$1.17

Diluted net earnings per share as reported	$1.29	$1.14	$1.13

Pro forma basic net earnings per share	$1.33	$1.20	$1.08

Pro forma diluted net earnings per share	$1.29	$1.16	$1.04

The fair value for these options was estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002

Divided yield	2.20%	2.19%	1.99%
Expected volatility	26.7%	19.03%	21.9%
Risk-free interest rate	4%	1.20%	1.34%
Expected life	4 years	6 years	6 years

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Y.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

The carrying amount of the available for sale marketable securities is recorded according to its fair market value, as determined by quoted market prices on stock exchange.

Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

It was not practicable to estimate the fair value of the Group’s investments in shares of non-public companies that are accounted for under the cost and equity method because of the lack of a quoted market price and the inability to obtain valuation of each company without incurring excessive costs. The carrying amounts of these companies as of December 31, 2003 and 2004 were $38,223 and $44,869, respectively, and represent the original cost of acquisition, and in the case of affiliates also the Company’s equity in the earnings/losses of the affiliates and its share in the changes of the affiliates’ equity since the dates of acquisition.

Z.	BASIC AND DILUTED NET EARNINGS PER SHARE

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year. Outstanding stock options are excluded from the calculation of the diluted net earnings per ordinary share when such securities are anti-dilutive. In all the years presented no stock options were excluded.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 2  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AA.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
(1).

In February 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). This EITF was issued to determine the meaning of other-than-temporary impairment and its application to investments in debt and equity securities within the scope of SFAS 115. EITF 03-1 also applies to investments in equity securities that are both outside SFAS 115’s scope and are not accounted for by the equity method, which are defined as “cost method investments”. The impairment measurement and recognition guidance prescribed in EITF 03-1 is delayed until the final issuance of FSP EITF 03-01-a. The disclosure requirements for investments accounted for under SFAS 115 are effective for annual reporting periods ending after June 15, 2003 and for costs method investments for annual reporting periods ending after June 15, 2004. The Company does not expect that the adoption of the provisions of EITF 03-1 will have a material effect on its financial position or results of operations.

(2).

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” (“SFAS 151”). SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

(3).

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004) (“123(R)”), “Share-Based Payment”, which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash Flows”. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt Statement 123(R) on July 1, 2005. Since, as noted in Note 2(AA) below, the Company adopted, effective January 1, 2004, the fair-value-based method of accounting for share-based payments, the adoption of Statement 123(R) is not expected to have a material impact on the Company’s results of operation or its financial position.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 2  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

AA.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

•

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123(R) for all awards granted to employees prior to the effective date of Statement 123(R) that remains unvested on the effective date.

•

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt Statement No. 123(R) using the modified prospective method.

The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2004 using the “modified prospective method” described in FASB Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”. Currently, the Company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on July 1, 2005. The Company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations or its financial position. However, Statement 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions was $1,179, $758, and $648 in 2004, 2003 and 2002, respectively.

AB.	RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 3  -  TRADE RECEIVABLES, NET

Trade receivables

	December 31,

	2004	2003

Open accounts (*)	$181,995	$170,287
Unbilled receivables	35,885	36,855
Less - allowance for doubtful accounts	(3,064)	(3,861)

	$214,816	$203,281

(*) Includes affiliated companies	$10,823	$6,668

Note 4  -  OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,

	2004	2003

Deferred income taxes	$20,603	$21,908
Prepaid expenses	17,914	14,310
Government institutions	5,719	5,826
Employees	1,204	513
Others	6,895	5,806

	$52,335	$48,363

Note 5  -  INVENTORIES, NET OF ADVANCES

	December 31,

	2004	2003

Cost incurred on long-term contracts in progress	$254,009	$254,910
Raw materials	71,813	78,504
Advances to suppliers and subcontractors	21,164	20,137

	346,986	353,551
Less -
Cost incurred on contracts in progress deducted from customer advances	14,533	14,581

	332,453	338,970
Less -
Advances received from customers (*)	75,776	77,482
Provision for losses	7,636	12,263

	$249,041	$249,225

The Company has transferred legal title of inventories to certain customers as collateral for advances received.

(*) Advances are allocated to the relevant inventories on a per-project basis. In cases (projects) where the advances are in excess of the inventories, the net amount is presented as a liability. In cases where the inventories are in excess of advances received, the net amount is presented as an asset.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 6  -  INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

A.	Investments in companies accounted for under the equity method:

	December 31,

	2004	2003

SCD (1)	$19,186	$17,347
VSI (2)	6,966	6,149
RedC (5)	3,100	–
Opgal (3)	2,873	2,390
Others (4)	999	592

	$33,124	$26,478

(1)

Semi Conductor Devices (“SCD”) is an Israeli partnership, held 50% by the Company and 50% by Rafael Armaments Development Authority Ltd. (“Rafael”). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(2)

Vision Systems International LLC (“VSI”) based in San Jose, is a California limited liability company that is held 50% by EFW and 50% by a subsidiary of Rockwell Collins Inc. VSI operates in the area of helmet mounted display systems for fixed wing military and paramilitary aircraft. VSI is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(3)

Opgal Optronics Industries Ltd. (“Opgal”) is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company’s financial statements.

(4)

Mediguide Inc. (“Mediguide”) and its Israeli subsidiary, Mediguide Ltd., were established in 2000 as a spin-off from the Company. The share capital of Mediguide consists of Common shares and Preferred A, B, C and D shares. The Common shares and the Preferred shares, both have voting rights. The Company holds all of the Common shares of Mediguide which constitute approximately 55% (43% on a fully diluted basis) of the voting rights of Mediguide. During 2001 - 2004, Mediguide issued Preferred shares to other investors in consideration for approximately $34,355. The Preferred shares issued entitle the other investors to preference rights senior to all other classes of shares previously issued by Mediguide in a liquidation or a deemed liquidation event. Therefore, the Company did not record any gain as a result of the above transaction. In addition, the Preferred shares entitle their holders to certain participating rights. Accordingly, based on the guidance in EITF 96-16, the Company does not consolidate Mediguide. The carrying value of the investment in Mediguide is zero.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 6  -  INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (CONT.)

A.	Investments in companies accounted for under the equity method (cont.)
(5)

RedC Optical Networks Inc. (“RedC”), a company registered in Delaware, is engaged in the multi-focal optic communications sector and as of December 31, 2003 was held 36.5% by El-Op. RedC designs develops and manufactures optical amplifiers for dense wave-length multiplexing optical networks for telecommunications. In the year ended December 31, 2002, the Company recorded a provision for loss on its investment in RedC of $2,500. This provision has been presented in the Consolidated Statements of Income under “Equity in net earnings of affiliated companies and partnership”.

In November 2004, El-Op acquired all of the outstanding voting Preferred A shares of RedC from MRV Communications Inc. for a consideration of $2,000, in accordance with El-Op’s right of first refusal based on the Preferred A shares investment agreement. Prior to the acquisition, El-Op held 57% of the Ordinary shares of RedC which reflected 36.5% of its voting rights. Following the acquisition, El-Op held 57% of the Ordinary shares and 100% of the Preferred A shares, which reflected 72.5% of RedC’s voting rights.

In December 2004, El-Op signed a Transfer Agreement for selling all of it’s holdings in RedC, including the Ordinary shares and Preferred A shares, in consideration for $3,100, which was paid in cash on the closing date in January 2005. The closing was subject to certain conditions, which were all met by January 21, 2005.

El-Op allocated the purchase price to the fair value of the assets acquired and liabilities assumed.

Such allocation resulted in negative goodwill amounting to approximately to $1,100. Since RedC had no assets which could be reduced by the negative goodwill, according to the provisions of FAS 141, this goodwill was recorded as other income in the financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (CONT.)

A.	Investments in companies accounted for under the equity method (cont.)
(6)	The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31,

	2004	2003

Current assets	$124,352	$105,457
Non-current assets	21,646	15,799

Total assets	145,998	121,256

Current liabilities	68,655	59,076
Non-current liabilities	3,868	4,584
Shareholders’ equity	73,475	57,596

	$145,998	$121,256

Income Statement Information:

	Year ended December 31,

	2004	2003	2002

Revenues	$213,680	$183,426	$138,493
Gross profit	55, 285	45,616	36,278
Net income	15,195	13,976	6,904

(7)	See Note 16(F) for guarantees.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (CONT.)

B.	Investments in companies accounted for under the cost method

	December 31,

	2004	2003

Sultam (1)	$3,500	$3,500
ISI (2)	7,230	7,230
AAI (3)	1,000	1,000
Others	15	15

	$11,745	$11,745

(1)	Sultam Systems Ltd. (“Sultam”), held 10%, is an Israeli company engaged in the development and manufacturing of military systems in the artillery sector.
(2)

ImageSat International N.V. (“ISI”), held 14% (10% on a fully diluted basis), is engaged in the operation of satellite photography formations and commercial delivery of satellite photography for civil purposes.

(3)

AeroAstro Inc. (“AAI”) - In January 2003, the Company purchased 8.33% (on a fully diluted basis) of the common stock of AAI, a Delaware corporation in consideration for $1,000. AAI is engaged in innovative micro and nanospacecraft applications. AAI manufactures low-cost satellite systems and components, used in its own spacecraft and for spacecraft development in and outside the U.S.

Note 7 - LONG–TERM BANK DEPOSITS AND TRADE RECEIVABLES

	December 31,

	2004	2003

Deposits with banks for loans granted to employees (*)	$1,603	$1,901
Long-term trade receivables	452	393
Other deposits with banks	47	53

	$2,102	$2,347

(*)	The deposits are linked to the Israeli CPI, bear annual interest of 4% and are presented net of current maturities of $534 (2003 - $633).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 8 - PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,

	2004	2003

Cost (1):
Land, buildings and leasehold improvements (2)	$151,285	$140,812
Instruments, machinery and equipment (3)	222,153	196,229
Office furniture and other	26,828	25,254
Motor vehicles	37,308	29,776

	437,574	392,071
Accumulated depreciation	(193,286)	(162,850)

Depreciated cost	$244,288	$229,221

Depreciation expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $35,001, $30,775 and $26,525, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of approximately $29,800 as of both December 31, 2004 and 2003.
(2)

Includes, rights in approximately 9,225 square meters of land in Tirat Hacarmel, Israel. The land is leased from the Israel Land Administration until the years 2014 to 2024 with a renewal option for additional periods of up to 49 years. The Company’s rights in the land have not yet been registered in its name.

Includes, rights in approximately 10,633 square meters of land in Rehovot, Israel. The land is leased from the Israel Land Administration until the year of 2043 with a renewal option for additional periods of up to 49 years. The Company’s rights in the land have not yet been registered in its name.

(3)	Includes equipment produced by the Group for its own use in the aggregate amount of $69,146 and $59,318 as of December 31, 2004 and 2003, respectively.
(4)	As for pledges of assets – see Note 16(I).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 9 - INTANGIBLE ASSETS, NET

A.

	Weighted average number of years of amortization	December 31,

		2004	2003

Original cost:
Technology (1)	15	$85,413	$82,449
Trade marks (2)	17	8,000	8,000
Goodwill (3)		37,884	37,613

		131,297	128,062

Accumulated amortization:
Technology		28,365	21,555
Trade marks		1,908	1,458
Goodwill		5,037	5,037

		35,310	28,050

Amortized cost		$95,987	$100,012

(1)	The technology acquired consists of four major items as follows:

In 2000, the Company completed a merger with El-Op. A portion of the purchase price was allocated to technology ($45,000), based on an independent appraisal. The technology acquired in the merger with El-Op comprises various technologies relating to:

a.	Diode pumped and other advanced solid-state lasers incorporating add-on eye-safety options.
b.	Detectors for thermal imaging devices, including 2-D arrays for second and third generation forward looking infrared sensors.
c.	Line of sight command, control and stabilization systems employing computerized digital controllers.
d.	Sophisticated image and signal processing, utilizing the modern equipment and software.
e.

High precision mechanical and optical component design and manufacturing for the visible, ultraviolet and infrared spectra, including special and exotic materials, diffractive and planar optics, space borne lightweight optics and multi-layer coatings.

f.	Aviation instruments such as precision altimeters and air speedometer.

In 2000, EFW acquired from Honeywell Inc., Honeywell’s business relating to head-up displays and tracking systems for pilot helmets. An amount of $9,300 was allocated to the acquired technology based on its estimated fair value as prepared by the Company.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 9 - INTANGIBLE ASSETS, NET (CONT.)

In 2001 and 2002, the Company acquired a Brazilian company which serves as a center for the production and logistic support of defense electronics programs in Brazil. An amount of $5,500 was allocated to technology related to the maintenance and support of avionic equipment.

In 2002, the Company acquired the business of the Defense Systems Division of Elron Telesoft as detailed in Note 1(C) above in consideration for $5,700. An amount of $5,100 was allocated to the technology related to the government information technology control systems software developed by Elron Telesoft.

(2)	Includes trade marks acquired in the merger with El-Op in 2000.
(3)

Includes mainly goodwill resulting from the merger with El-Op ($34,200) in 2000 and goodwill acquired from Honeywell Inc. ($1,800) in 2000. Until January 1, 2002, goodwill was amortized at an annual rate of 5% - 10%. The change in goodwill results from an acquisition of the business of CIC (See Note 1(F) above).

B.	Amortization expenses amounted to $7,260, $7,222 and $6,412 for the years ended December 31, 2004, 2003 and 2002, respectively.
C.	The annual amortization expense relating to intangible assets existing as of December 31, 2004 is estimated to be approximately as follows:
2005	$6,900
2006	5,600
2007	5,400
2008	5,200
2009	4,900
Thereafter	35,140

Total	$63,140

Note 10 - SHORT-TERM BANK CREDIT AND LOANS

	December 31,

	2004	2003	2004	2003

Short-term bank loans:	Interest Rate

In U.S. dollars	4.2-4.6%	3.3-4.75%	$3,967	$533
In Euro	–	3.5%	–	1,927

			3,967	2,460

Short-term bank credit:
In NIS unlinked	5.7-8.1%	7.2%	2,120	4,684
In U.S. dollars	4.4%	2.6%	2,505	1,365

			4,625	6,049

			$8,592	$8,509

Weighted Average Interest Rate	4.7%	5.4%

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 11  - OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,

	2004	2003

Payroll and related expenses	$42,491	$33,382
Provision for vacation pay	26,936	25,280
Provision for income taxes, net of advances paid, and VAT	13,774	9,094
Provisions for royalties	17,845	16,149
Provision for warranty	34,033	36,653
Cost provision for unbilled services rendered to the Company and others(*)	34,623	37,262

	$169,702	$157,820

(*)        The other cost provision, primarily includes provisions for (1) estimated future costs in respect of potential contractual penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g. damages caused by the items sold and claims as to the specific products ordered).

Note 12  - CUSTOMERS ADVANCES AND AMOUNTS IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,

	2004	2003

Advances received	$180,738	$199,273
Less -
Advances presented under long-term liabilities	10,320	7,592
Advances deducted from inventories	75,776	77,482

	94,642	114,199
Less -
Costs incurred on contracts in progress	14,533	14,581

	$80,109	$99,618

As for guarantees and liens see Note 16(F).

Note 13  - LONG-TERM LOANS

	Currency	Interest %	Years of maturity	December 31,

				2004	2003

Banks	U.S. dollars	Libor + 0.75%-1.25%	mainly 2-3	$83,469	$57,574
Banks	NIS-unlinked	Israeli Prime	–	–	3,599
Office of Chief Scientist	NIS-linked to the Israeli-CPI	4.4%	3	4,131	7,683
Other				290	–

				87,890	68,856
Less-current maturities				1,656	6,532

				$86,234	$62,324

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 13 - LONG-TERM LOANS (CONT.)

The Libor rate as of December 31, 2004 was 2.56%.

The maturities of these loans after December 31, 2004 are as follows:

2005 – current maturities	$1,656
2006	40,527
2007	42,550
2008	165
2009	170
2010 and thereafter	2,822

$87,890

See Note 16(G) for covenants.

Note 14 - BENEFIT PLANS

EFW, the Company’s subsidiary in the U.S., has adopted for its employees in the U.S. benefits plans as follows:

Defined Benefit Retirement Plan

EFW has two defined benefit pension plans (the “Plans”) substantially covering its employees in the U.S. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stock, bonds and cash by a financial institution, as the investment manager of the Plans’ assets.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 14 - BENEFIT PLANS (Cont.)

The following table reconciles the benefit obligations, Plans assets, funded status and net asset (liability) information of the Plans:

	December 31,

	2004	2003

Benefit obligation at beginning of year	$34,965	$28,439
Service cost	3,000	2,480
Interest cost	2,191	1,921
Actuarial losses	2,307	2,825
Unrecognized transition obligation	1,056	–
Benefits repaid	(822)	(700)

Benefit obligation at end of year	42,697	34,965

Plans assets at beginning of year	21,196	15,558
Actual return on Plan assets	1,756	2,689
Contributions by employer	2,971	3,649
Benefits repaid	(822)	(700)

Plans assets at end of year	25,101	21,196

Funded status of Plans (underfunded)	(17,595)	(13,769)
Unrecognized prior service cost	(180)	(195)
Unrecognized transition obligation	1,056	–
Unrecognized net actuarial loss	11,447	9,395

Net amount recognized	$(5,272)	$(4,569)

Net asset (liability) consists of:
Accrued benefit liability	$(13,899)	$(11,011)
Intangible asset	895	51
Accumulated other comprehensive income	7,732	6,391

Net amount recognized	$(5,272)	$(4,569)

Weighted average assumptions:
Discount rate as of December 31,	6.00%	6.25%
Expected long-term rate of return on Plan’s assets	8.50%	9.00%
Rate of compensation increase	3.00%	3.00%

	Year ended December 31,

	2004	2003	2002

Components of net periodic pension cost:
Service cost	$3,000	$2,480	$2,067
Interest cost	2,191	1,921	1,678
Expected return on Plans’ assets	(1,951)	(1,573)	(1,597)
Amortization of prior service cost	(15)	(15)	28
Recognized net actuarial loss	451	339	–

Net periodic pension cost	$3,676	$3,152	$2,176

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 14 - BENEFIT PLANS (Cont.)

Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible employees, as defined in section 401(k) of the U.S. Internal Revenue Code. EFW’s employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. EFW may make discretionary matching contributions as determined by the subsidiary. Total expense under the 401(k) plan amounted to $1,744 for the year ended December 31, 2004 (2003 - $1,629, 2002 - $1,369).

Note 15 - TAXES ON INCOME

A.	APPLICABLE TAX LAWS
(1)	Measurement of taxable income under Israel’s Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes for the Company and certain of its Israeli subsidiaries are measured and reflected in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained above in Note 2(B), the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes.

(2)	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

The Company and certain subsidiaries in Israel (mainly El-Op and Cyclone Aviation Products Ltd.) are “Industrial Companies”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 15 - TAXES ON INCOME (CONT.)

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

Accordingly, certain income of the companies, derived from the “Approved Enterprise” expansion programs is tax exempt for two-year to ten-year period and subject to reduced tax rates of 25% for a five-year to eight-year period commencing in the year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2004, the tax benefits for these exiting expansion programs will expire within the period of 2005 to 2012.

The entitlement to the above benefits is subject to the companies fulfilling the conditions specified in the above referred law, regulations published hereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens – see Note 16(J)). As of December 31, 2004, Management believes that the companies are meeting all conditions of the approvals.

As of December 31, 2004, retained earnings included approximately $116,500 in tax-exempt profits earned by the companies’ “Approved Enterprises”. If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently - 25%) and an income tax liability would be incurred of approximately $29,100 as of December 31, 2004.

The companies’ boards of directors have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the companies’ “Approved Enterprises”.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 15 - TAXES ON INCOME

(3)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1969 (Cont.):

In Israel, income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate of 35%.

Since the companies are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the above mentioned law and is taxed at the regular tax rate of 35%, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

B.	NON – ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

C.	INCOME BEFORE TAXES ON INCOME

	Year ended December 31,

	2004	2003	2002

Income before taxes on income:
Domestic	$43,642	$38,423	$42,317
Foreign	16,985	11,090	11,977

	$60,627	$49,513	$54,294

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 15 - INCOME TAXES (CONT.)

D.	TAXES ON INCOME

	Year ended December 31,

	2004	2003	2002

Taxes on income:
Current taxes:
Domestic	$7,415	$12,346	$11,654
Foreign	7,651	718	6,114

	15,066	$13,064	$17,768

Deferred income taxes:
Domestic	709	(4,672)	(3,561)
Foreign	(556)	2,942	(2,059)

	153	(1,730)	(5,620)

Taxes in respect of prior years	–	–	(2,800	) (*)

	$15,219	$11,334	$9,348

(*)	A reduction of tax expenses due to adjustments of estimated tax provision pursuant to the completion of prior years’ tax assessments in respect of various Group companies with the tax authorities.

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

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are as follows:

		Deferred Tax asset (liability)(1)

	Total	Current	Non-current

As of December 31, 2004
Deferred tax assets:
Reserves and allowances	$12,797	$13,191	$(394)
Inventory	5,376	5,376	–
Net operating loss carryforwards	5,395	149	5,246

	23,568	18,716	4,852
Valuation allowance	(3,445)	–	(3,445)

Net deferred tax assets	20,123	18,716	1,407

Deferred tax liabilities:
Property, plant and equipment	(12,999)	–	(12,999)
Intangible assets	(10,285)	2,639	(12,924)
Available for sale securities	(752)	(752)	–

	(24,036)	1,887	(25,923)

Net deferred tax assets (liabilities)	$(3,913)	$20,603	$(24,516)

As of December 31, 2003
Deferred tax assets:
Reserves and allowances	$11,149	$11,187	$(38)
Inventory	7,952	7,952	–
Net operating loss carryforwards	6,606	439	6,167

	25,707	19,578	6,129
Valuation allowance	(3,879)	–	(3,879)

Net deferred tax assets	21,828	19,578	2,250

Deferred tax liabilities:
Property, plant and equipment	(12,769)	–	(12,769)
Intangible assets	(12,067)	2,330	(14,397)

	(24,836)	2,330	(27,166)

Net deferred tax assets (liabilities)	$(3,008)	$21,908	$(24,916)

(1) The current tax asset is included in other receivables. Noncurrent tax liability is included as a long-term liability.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 15 - INCOME TAXES (CONT.)

F.

As of December 31, 2004, The Group’s Israeli subsidiaries have estimated total available carryforward tax losses of approximately $16,700, and the Group’s non-Israeli subsidiaries have estimated available carryforward tax losses of approximately $7,300. These losses can be offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carryforward losses amount to approximately $5,400 in respect of which a valuation allowance has been recorded in the amount of approximately $3,400.

G.

Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group, and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,

	2004	2003	2002

Income before taxes as reported in the consolidated statements of operations	$60,627	$49,513	$54,294
Statutory tax rate	35%	36%	36%

Theoretical tax expense	$21,219	$17,825	$19,546
Tax benefit arising from reduced rate as an “Approved Enterprise” and other tax benefits	(7,196)	(8,391)	(9,054)
Tax adjustment in respect of different tax rates for foreign subsidiaries	496	279	(461)
Operating carryforward losses for which valuation allowance was provided	(434)	126	2,189
Increase (decrease) in taxes resulting from nondeductible expenses	1,095	993	(263)
Difference in basis of measurement for financial reporting and tax return purposes	(210)	846	458
Taxes in respect of prior years	–	–	(2,800)
Other differences, net	248	(344)	(267)

Actual tax expenses	$15,219	$11,334	$9,348

Effective tax rate	25.1%	22.9%	17.2%

H.	AMENDMENT TO THE INCOME TAX ORDINANCE

On September 29, 2004, the Israeli Parliament approved the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the “Amendment”) which reduces the corporate tax rate from 36% to 35% in 2004 and to a rate of 30% in 2007 progressively. The Amendment was signed and published in July 2004 and is therefore considered enacted in July 2004. The adoption of the Amendment did not have a significant effect on the Company’s financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 16 - COMMITMENTS AND CONTINGENT LIABILITIES

A.	ROYALTY COMMITMENTS
1.

The Company and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the OCS for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

In exchange for participation in the programs by the OCS, the Company and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

In some cases, the Government of Israel participation (through the OCS) is subject to export sales or other conditions. The maximum amount of royalties is increased in the event of production outside of Israel.

The Company and certain of its subsidiaries may also be obligated to pay certain amounts to the Israeli Ministry of Defense and others on certain sales including sales resulting from the development of certain technologies.

Royalties expensed amounted to $5,802, $7,812 and $14,471 in 2004, 2003 and 2002, respectively.

2.

In September 2001, the OCS issued “Regulations for the Encouragement of Research and Development in Industry” (rules for determining the level and payment of royalties) (the “regulations”). The regulations allow large R&D intensive companies to reach certain agreements with the OCS regarding determination of the amount and payment schedule of royalties, subject to certain conditions.

If the Company elects to adopt the regulations, it will have to record a significant one-time expense resulting from accruing a liability for an absolute amount of royalties.

In May 2002, El-Op’s Board of Directors approved an arrangement, proposed by the OCS, according to which El-Op pays commencing in 2002, an agreed amount of $10,632 in exchange for a release from all obligations to pay royalties in the future. As a result, El-Op recorded an expense for the agreed amount net of the accrual for royalties previously recorded by El-Op in the amount of $9,801. This expense is included cost of revenues.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 16 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

B.	COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

In connection with long-term projects in certain countries, the Company and certain subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at certain percentages of the amount of the projects. The companies’ obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2004 amounted to $673,000 to be performed over a period of up to 11 years. This amount is typically tied to a percentage (up to 100%) of the amount of a specific contract.

In the opinion of the Company’s Management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one-to-one basis.

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

The future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment are as of December 31, 2004 as follows:

2005	$6,655
2006	5,939
2007	4,547
2008	3,022
2009 and thereafter	13,060

$33,223

Rent expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $6,842, $9,177, and $9,215, respectively.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 16 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

E.	PUT OPTION

Three founding employees (the “Founders”), who collectively hold approximately 32.3% of the outstanding shares of Kinetics Ltd. (“Kinetics”), a 51%-owned Israeli subsidiary, have a put option to jointly sell all of their shares in Kinetics to the Company. Two private investors holding in the aggregate approximately 16.7% of Kinetics’ outstanding shares have “tag along” rights in the event the Founders exercise the put option.

The put option is exercisable from January 1, 2005 until December 31, 2005 at a price equal to the higher of the Founder’s pro-rata share (corresponding to the Founder’s shareholding percentage) of:

(1) The value of Kinetics as of the option exercise date as determined by a third party appraiser mutually acceptable to the Founders and to the Company. The appraiser will value Kinetics as if Kinetics had distributed as dividends net profits accumulated up to the option exercise date; or

(2) $12,077, reduced by 3% per annum, or pro-rata part thereof, for the period beginning on July 1, 2003 and ending on the option exercise date.

As of December 31, 2004, the fair value of the aforementioned option was immaterial.

F.	GUARANTEES
1.	Guarantees in the amount of approximately $380,000 were issued by banks on behalf of Group companies in order to secure certain advances from customers and performance bonds.
2.

The Company has provided, on a proportional basis to its ownership interest, guarantees for two of its investees in respect of credit lines granted to them from banks amounting to $12,000 (2003- $13,900), of which $11,500 (2003 - $13,400) relates to a 50%-owned foreign investee. The guarantees will exist as long as the credit lines are in effect. The Company would be liable under the guarantee for any debt for which the investee would be in default under the terms of the credit line.

G.	COVENANTS

In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2004 the Company and its subsidiaries were in full compliance with all covenants.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 16 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

H.	CONTRACTUAL OBLIGATIONS

Substantially all of the purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in a standard format proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that are appropriate to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendors’ or subcontractors’ default, as well as the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2004 and 2003 the purchase commitments were $345,000 and $348,400 respectively.

I.

In order to secure bank loans and bank guarantees in the amount of $10,019 as of December 31, 2004, certain Group companies recorded fixed charges on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

J.

A lien on the Group’s Approved Enterprises has been registered in favor of the State of Israel. Grants received in respect of projects which have not yet been approved amount to approximately $220 (see Note 15 (A) (3) above).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands, except share and per share data)

Note 17 - SHAREHOLDER’S EQUITY

A.	SHARE CAPITAL

Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

B.	2000 EMPLOYEE STOCK OPTION PLAN

In 2000, the Company adopted an employee stock option plan for employees comprising options to purchase up to 2,500,000 ordinary shares. The exercise price approximates the market price of the shares at the grant date. The plan includes an additional 2,500,000 options to be issued as “phantom” share options that grant the option holders a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. Options vest over a period of one to four years from the date of grant and expire no later than six years from the date of grant.

Any options which are canceled or forfeited before expiration become available for future grants. As of December 31, 2004, 453,794 options of the Company were still available for future grants.

C.	“PHANTOM” SHARE OPTIONS

Until January 1, 2004, the Company applied the provision of APB No. 25, under which the phantom share options were considered to be part a variable awards as defined in APB No. 25, and accordingly the compensation cost of the options was measured at the end of each reporting period and amortized by the accelerated method over the remaining vesting period. Starting January 1, 2004, the Company accounts for its stock based compensation awards under the fair value based method.

D.	A summary of the Company’s share option activity under the plans is as follows:

	2004		2003		2002

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding - beginning of the year	3,735,602	$12.30	4,511,724	$12.26	5,107,634	$11.93
Granted	130,500	15.67	13,000	14.91	27,000	14.92
Exercised	(1,666,774)	12.12	(757,947)	12.13	(558,901)	9.45
Forfeited	(69,071)	12.10	(31,175)	12.29	(64,009)	11.33

Outstanding - end of the year	2,130,257	$12.60	3,735,602	$12.30	4,511,724	$12.26

Options exercisable at the end of the year	1,950,903	$12.36	2,547,196	$12.23	2,287,790	$12.18

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands, except share and per share data)

Note 17 - SHAREHOLDER’S EQUITY (CONT.)

E.	The options outstanding as of December 31, 2004, have been separated into ranges of exercise prices, as follows:
	Options outstanding			Options exercisable

Exercise price	Number outstanding as of December 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number outstanding as of December 31, 2004	Weighted average exercise price per share

$10.61-$12.16	1,500	0.82	$12.16	1,500	$12.16
$12.18-$18.99	1,050,427	2.17	12.60	960,750	12.36
$12.18-$18.99(*)	1,078,330	2.23	12.59	988,563	12.35

	2,130,257	2.20	$12.60	1,950,903	$12.36

(*) Phantom share options.

Compensation expense (income) amounted to $3,387, $4,741 and $(926) were recognized during the years ended December 31, 2004, 2003 and 2002, respectively. All the compensation expenses (income) in the years 2002 and 2003 were related to the Phantom share options under the stock option plan. The expenses in 2004 were recorded based on SFAS No. 123 and SFAS No. 148 according to the modified prospective method. The expenses (income) were recorded as follows:

	Year ended December 31,

	2004	2003	2002

Cost of revenues	$1,863	$2,608	$(509)
R&D and marketing expenses	677	948	(185)
General and administration expenses	847	1,185	(232)

	$3,387	$4,741	$(926)

F.	The weighted average exercise price and fair value of options granted during the years ended December 31, 2004, 2003 and 2002 were:
	Less than market price

	Year ended December 31,

	2004	2003	2002

Weighted average exercise price	$15.67	$14.91	$14.92
Weighted average fair values on grant date	$6.62	$4.63	$4.31

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands, except share and per share data)

Note 17 - SHAREHOLDER’S EQUITY (CONT.)

G.	Computation of basic and diluted net earnings per share:

	Year ended December 31, 2004			Year ended December 31, 2003			Year ended December 31, 2002

	Net income to shareholders of Ordinary shares	Weighted averaged number of shares (*)	Per share amount	Net income to shareholders of ordinary shares	Weighted averaged number of shares (*)	Per share amount	Net income to shareholders of ordinary shares	Weighted averaged number of shares (*)	Per share amount

Basic net earnings	$52,993	39,952	$1.33	$45,945	39,061	$1.18	$45,113	38,489	$1.17

Effect of dilutive securities:
Employee stock options	–	1,089		–	1,169		–	1,374

Diluted net earnings	$52,993	41,041	$1.29	$45,945	40,230	$1.14	$45,113	39,863	$1.13

* In thousands

H.	TREASURY SHARES

The Company’s shares held by the Company and its subsidiaries are presented at cost and deducted from shareholder’s equity.

I.	DIVIDEND POLICY

Dividends declared by the Company are paid subject to statutory limitations. The Company’s board of directors has determined not to declare dividends out of tax exempt earnings.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 18 - MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Group applies Statement of Financial Accounting Standards No. 131, “Disclosures About Segments of an Enterprise and Related Information”, (“SFAS No. 131”). The Group operates in one reportable segment (see Note 1 for a brief description of the Group’s business).

A.	Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,

	2004	2003	2002

Europe	$124,130	$109,409	$144,862
U.S.	348,509	332,323	267,686
Israel	241,601	255,742	225,674
Others	225,685	200,506	189,234

	$939,925	$897,980	$827,456

B.	Revenues are generated by the following product lines:

	Year ended December 31,

	2004	2003	2002

Airborne systems	$367,927	$373,580	$372,756
Land vehicles systems	199,224	199,800	135,700
Command, control, communications, computers, intelligence, surveillance and reconnaissance systems (C4ISR)	108,925	133,900	122,700
Electro-optical systems	200,322	140,500	148,200
Others	63,527	50,200	48,100

	$939,925	$897,980	$827,456

C.	Revenues from single customers, which exceed 10% of total revenues in the reported years:

	Year ended December 31,

	2004	2003	2002

IMOD	17%	21%	20%
U.S. Government	10%	*	*

*Less than 10%

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 18 - MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (CONT.)

D.	Long-lived assets by geographic areas:

	Year ended December 31,

	2004	2003	2002

Israel	$237,887	$229,396	$211,256
U.S.	84,701	81,261	83,814
Others	17,687	18,576	13,660

	$340,275	$329,233	$308,730

Note 19 - RESEARCH AND DEVELOPMENT COSTS, NET

	Year ended December 31,

	2004	2003	2002

Total expenses	$86,368	$65,487	$62,560
Less – participations	(19,522)	(10,568)	(5,550)

	$66,846	$54,919	$57,010

Note 20 - FINANCIAL EXPENSES, NET

	Year ended December 31,

	2004	2003	2002

Expenses:
On long-term bank debt	$(1,544)	$(2,215)	$(2,765)
On short-term bank credit and loans	(2,309)	(2,182)	(2,435)
Others	(3,181)	(3,905)	(1,899)

	$(7,034)	(8,302)	(7,099)

Income:
Interest on cash, cash equivalents and bank deposits	628	309	1,547
Others	1,115	4,397	1,063

	1,743	4,706	2,610

Gain (loss) from exchange rate differences	(561)	(1,274)	1,454

	$(5,852)	$(4,870)	$(3,035)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 21 - RELATED PARTIES TRANSACTIONS AND BALANCES

	Year ended December 31,

	2004	2003	2002

Income -
Sales to affiliated companies (*)	$56,346	$34,674	$37,924
Participation in expenses	$2,594	$1,773	$902

Cost and expenses -
Supplies and services from affiliated companies (**)	$16,338	$21,606	$10,457
Participation in expenses	$627	$1,751	$1,498
Financial expenses	$3	$23	$110

	December 31,

	2004	2003

Trade receivables and other receivables (*)	$13,214	$6,668
Trade payables (**)	$5,445	$4,975

The purchases from our related parties are made at prices and on terms equivalent to those used in transacting business with unrelated parties under similar conditions. The sales to our related parties in respect with government defense contracts are made on the basis of costs incurred.

(*)	The significant sales include sales of helmet mounted cueing systems purchased from the Company by VSI.
(**)	Includes electro-optics components and sensors purchased by the Company from SCD and electro-optics products purchased by the Company from Opgal.

Note 22 - RECONCILIATION TO ISRAELI GAAP

As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. The effects of the differences between U.S. GAAP and generally accepted accounting principles in Israel (“Israeli GAAP”) on the Company’s financial statements are detailed below.

A building purchased from Elbit Ltd.

According to Israeli GAAP, the Company charged to additional paid-in capital reserves the excess of the amount paid over net book value of a building acquired from Elbit Ltd in 1999. According to U.S. GAAP, the entire amount paid is considered as the cost of the building acquired.

Proportional consolidation method

According to Israeli GAAP, a jointly controlled company should be included according to the proportional consolidation method. According to U.S. GAAP, the investment in such a company is recorded according to the equity method.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 22 - RECONCILIATION TO ISRAELI GAAP (cont.)

Tax benefit in respect of options exercised

According to Israeli GAAP, tax benefits from employee options exercised are recorded as a reduction of tax expense. According to U.S. GAAP, the difference between the above mentioned tax benefits and the benefits recorded in respect of compensation expense in the financial statements are credited to additional paid-in capital.

Goodwill

Effective January 1, 2002, the Company adopted SFAS 142, “Goodwill and Other Intangible Assets” according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

Investment in marketable securities – Tadiran

Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost

1. Effect on net income and earnings per share

	Year ended December 31,

	2004	2003	2002

Net income as reported according to U.S. GAAP	$52,993	$45,945	$45,113
Adjustments to Israeli GAAP	(458)	595	(4,227)

Net income according to Israeli GAAP	$52,535	$46,540	$40,886

2. Effect on shareholders’ equity

	As reported	Adjustments	As per Israeli GAAP

As of December 31, 2004
Shareholders’ equity	$434,700	$(13,124)	$421,576

As of December 31, 2003
Shareholders’ equity	$432,079	$(10,367)	$421,712

# # # # # # # #

