Form 20-F/A
period 2004-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2006-03-16
CIK 315126

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
(Title of Class)

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 29,414, 424

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:     Yes   ☑           No   ☐

          Indicate by check mark which financial statements the registrant has elected to follow:

                                                                                                                                            Item 17   ☐         Item 18    ☑

EXPLANATORY NOTE

This Form 20-F/A is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed by Elron Electronic Industries Ltd. (the “Registrant”) on July 13, 2005, (the “Form 20-F”), in the following ways:

•

to include an additional Report of Independent Auditors relating to the consolidated financial statements of ChipX (Israel) Limited (former name: Chip Express (Israel) Ltd.) a subsidiary of ChipX Corporation (former name: Chip Express Corporation), as of December 31, 2004, in this Form 20-F/A;

•	to include an additional Report of Independent Auditors relating to the consolidated financial statements of Galil Medical Ltd., as of December 31, 2002, in this Form 20-F/A; and.

•

to include an additional Report of Independent Auditors relating to the consolidated financial statements of Sela Semiconductor Engineering Laboratories Ltd., as of December 31, 2002, in this Form 20-F/A

Except for the above amendments, no changes have been made to the financial statements of the Registrant as contained in the Form 20-F, and the balance of Item 18 of the Form 20-F is hereby incorporated by reference.

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

PART III

ITEM 18. FINANCIAL STATEMENTS.

          The Report of Independent Auditors relating to the consolidated financial statements of ChipX (Israel) Limited (former name: Chip Express (Israel) Ltd.) as of December 31, 2004 and the Reports of Independent Auditors relating to the consolidated financial statements of Galil Medical Ltd. and Sela Semiconductor Engineering Laboratories Ltd. as of December 31, 2002 follow the signature page of this Form 20-F/A.

SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to Annual Report on its behalf.

Dated: March 16, 2006 ELRON ELECTRONIC INDUSTRIES LTD.

By:	/s/ Doron Birger

Name:	Doron Birger
Title:	President & Chief Executive Officer

By:	/s/ Rinat Remler

Name:	Rinat Remler
Title:	Vice President & Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ChipX (Israel) Limited.

We have audited the accompanying balance sheets of ChipX (Israel) Limited. (former name: Chip Express (Israel) Ltd.) (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders’ equity and cash flows for the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Haifa, Israel	KOST FORER GABBAY & KASIERER
January 30, 2005	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Galil Medical Ltd.

          We have audited the accompanying consolidated statement of operations, changes in shareholders’ equity and cash flows of Galil Medical Ltd. (the “Company”) and its subsidiaries for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

          In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the Company and its subsidiaries operations and their cash flows for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

          The Company has restated its financial statements for the year ended December 31, 2000, in order to reflect premature revenue recognition, regarding certain sales during the year, as indicated in Note 3, a change with which we concur.

          The Company’s ability to continue to operate is dependent upon its ability to raise additional capital until profitability is achieved, see also Note 1d.

Tel-Aviv, Israel	KOST FORER & GABBAY
February 26, 2003	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
SELA SEMICONDUCTOR ENGINEERING LABORATORIES LTD.

          We have audited the accompanying consolidated statement of operations, changes in shareholders’ equity and cash flows of Sela Semiconductor Engineering Laboratories Ltd. (the “Company”) and its subsidiary for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

          In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the Company’s operations and its cash flows for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Haifa, Israel	KOST FORER & GABBAY
March 2, 2003	A Member of Ernst & Young Global

Exhibit Index

12.1	Certification of Chief Executive Officer or Equivalent Person Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of Chief Financial Officer or Equivalent Person Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

14.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for ChipX (Israel) Limited (former name: Chip Express (Israel) Ltd.)

14.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Galil Medical Ltd.

14.3	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Sela Semiconductor Engineering Laboratories Ltd.