Form 20-F
period 2005-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2006-06-28
CIK 315126

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
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
Not Applicable
(Title of Class)

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 29,483,455

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

          Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒   No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

          Indicate by check mark which financial statements the registrant has elected to follow:

Item 17 ☐   Item 18 ☒

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

          For the purpose of this Annual Report on Form 20-F, the terms “group companies” and “companies in our group” collectively refer to subsidiaries, affiliated and other companies in which we have direct or indirect holdings through our wholly-owned subsidiaries, Elbit Ltd., or Elbit, and DEP Technology Holdings Ltd., or DEP, including DEP’s subsidiary, RDC Rafael Development Corporation Ltd., or RDC. Our ownership interests in our group companies reflected in this Annual Report represent our beneficial ownership interests in the outstanding shares of these companies as of May 31, 2006 unless otherwise expressly indicated. Our beneficial ownership interests in the preferred shares of these companies are represented on an as-converted-basis. We have also indicated our direct holding and our share in the holding of RDC in a group company where applicable. The references in this Annual Report to balance sheet items are as of December 31, 2005, unless otherwise indicated.

          Throughout this report we discuss certain information regarding Given Imaging Ltd. and Partner Communications Ltd., companies in our group which have securities registered with the Securities and Exchange Commission in the United States (the “SEC”). Our discussions of these Companies are qualified in their entirety by the reports these companies file with the SEC which are posted on the SEC’s website at www.sec.gov. Please see these reports for additional information on these companies.

Forward-Looking Statements

          This Annual Report on Form 20-F includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties described in this Annual Report under Item 3 titled “Risk Factors” as well as those discussed elsewhere in this Annual Report and in our other filings with the SEC. Any forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report, and we caution investors and potential investors not to place undue reliance on these statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Risk Factors.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

          The following selected financial data for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 are derived from our audited consolidated financial statements of which the financial statements as of December 31, 2004 and 2005, and for each of the years ended December 31, 2003, 2004 and 2005 appear later in this Form 20-F. The audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. Dollars, except per share data)

	Year ended December 31

	2001	2002	2003	2004	2005

Income:
Net revenues	$—	$5,110	$9,157	$11,265	$12,646
Equity in losses of affiliated companies	(28,787)	(24,189)	(8,698)	(10,492)	(17,522)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	3,179	6,888	25,754	132,396	23,328
Other income (expenses), net	(4,666)	(747)	14,637	4,749	58,648
Financial income, net	4,538	1,480	751	1,433	5,483

	(25,736)	(11,458)	41,601	139,351	82,583

Costs and Expenses:
Cost of revenues	—	2,903	5,862	6,791	7,907
Research and development costs, net	55	2,265	3,263	2,889	6,163
Marketing and selling expenses, net	—	5,268	6,498	1,311	2,386
General and administrative expenses	5,100	7,568	12,872	12,292	9,249
Restructuring costs	—	396	—	—	—
Amortization of intangible assets	—	269	299	142	392
Impairment of intangible assets	—	—	—	4,192	—

	5,155	(18,670)	28,794	27,617	26,097
Income (loss) before tax benefit (taxes on income)	(30,891)	(30,128)	12,807	111,734	56,486
Tax benefit (taxes on income)	3,786	2,961	(6,796)	(15,101)	(10,461)

Income (loss) after taxes on income	(27,105)	(27,167)	6,011	96,633	46,025
Minority interest in losses (income) of subsidiaries	438	2,823	(10,907)	(4,135)	5,160

Income (loss) from continuing operations	(26,667)	(24,344)	(4,896)	92,498	51,185
Loss from discontinued operations	(25,692)	(17,235)	(2,309)	(8,365)	(3,850)

Net Income (loss)	$(52,359)	$(41,579)	$(7,205)	$84,133	$47,335

Income (loss) per share:
Basic -
Income (loss) from continuing operations	$(1.26)	$(0.93)	$(0.17)	$3.26	$1.74
Loss from discontinued operations	(1.21)	(0.65)	(0.08)	(0.39)	(0.13)

Net income (loss)	$(2.47)	$(1.58)	$(0.25)	$2.86	$1.61
Weighted average number of ordinary shares used in computing basic net income (loss) per share (thousands)	21,191	26,272	29,194	29,266	29,437

	Year ended December 31

	2001		2002	2003	2004	2005

Diluted -
Income (loss) from continuing operations		$(1.27)	$(0.93)	$(0.17)	$3.25	$1.73
Loss from discontinued operations		(1.21)	(0.65)	(0.08)	(0.39)	(0.13)

Net income (loss)		$(2.48)	$(1.58)	$(0.25)	$2.86	$1.60
Weighted average number of ordinary shares used in computing diluted net income (loss) per share thousands)		21,191	26,272	29,194	29,385	29,550

Dividend paid per share	$		$—	$—	$—	$3.0

	As of December 31,

	2001	2002	2003	2004	2005

	(U.S. Dollars in thousands)
Balance Sheet Data
Cash, cash equivalents and short-term and long term investments	$111,896	$99,735	$119,769	$188,106	$143,798
Investments in affiliated companies and in other companies and long term receivables	164,967	221,338	285,618	273,053	176711
Total assets	321,512	394,253	450,704	501,156	353,773
Shareholders’ equity	233,915	259,441	296,130	389,080	302,116
Capital stock	217,478	284,583	328,477	337,294	291,445

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Affecting us and the Companies in our Group

          Our financial results and financial condition are principally impacted by the results of, and the value of our holdings in, our group companies. For the year ended December 31, 2005, our share in the results of operations of our group companies and gain upon the sale of shares in our group companies accounted for substantially all of our income. In addition, as of December 31, 2005, our holdings in group companies represented approximately 50% of our total assets. If our group companies experience difficulties in the future, or if there are adverse changes in their market price or fair value, our financial results and/or the value of our assets will be adversely affected, and we may need to write-down or write-off the carrying value of our holding or record the share in our group company’s loss. In particular, as of December 31, 2005, the carrying value of our holdings in Given Imaging Ltd., or Given Imaging (Nasdaq:GIVN), represented approximately 19% of our total assets, the carrying value of our holdings in Partner

Communications Ltd., or Partner (Nasdaq: PTNR), represented approximately 7% of our total assets and the carrying value of our holdings in Oncura, Inc., or Oncura, through our subsidiary Galil Medical Ltd., or Galil Medical, represented approximately 6% of our total assets. Any adverse change in the results of operations or financial condition of Given Imaging, Oncura or other of our group companies whose results we consolidate or account for on an equity basis, or any substantial adverse change in the market value of shares in Given Imaging or Partner, may have a substantial negative impact on our results of operations or financial condition.

          Our performance significantly depends on the results of operations of our group companies. Our results of operations are directly impacted by the results of operations of our group companies accounted for under the equity or consolidation method. To the extent any of these companies have poor financial results or encounter difficulties in their operations, our financial results will be negatively impacted. Many of these companies have not yet generated significant revenues, have incurred losses and have invested heavily in research, development and marketing of their products. We anticipate that the majority of these companies will continue to record losses in the future.

          Our financial results are directly impacted by our ability to conclude profitable “exit” transactions. Our financial results are directly impacted by our ability to conclude profitable “exit” transactions regarding certain of the companies in our group. If worldwide market conditions in the technology industry or other factors do not permit us to conclude these types of transactions, our results will be adversely affected.

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

          Our market value significantly depends on the market values of publicly-traded companies in our group. Our market value is directly impacted by the market values of Given Imaging and Partner, each of whose shares are traded in the public markets. To the extent that the share prices of either of these companies decline, our market value will be negatively impacted. In particular, we are affected by the price of shares of Given Imaging,. If the share prices of either of these companies decline, our market value could be adversely affected.

          The market price of our ordinary shares is subject to fluctuations. The market value of our ordinary shares has fluctuated over time. The following factors, among others, may significantly impact the market price of our ordinary shares:

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

          Bank of Israel regulations limit our and our group companies’ ability to borrow from Israeli banks. Bank of Israel regulations stipulate lending limits of Israeli banks to companies and individuals considered to be in an affiliated group, which limits the amount available to such affiliated group to borrow from such banks. We and our group companies are part of the IDB affiliated group of companies, which is one of the largest groups of affiliated companies in Israel. The IDB group includes many Israeli companies, which require, or which hold ownership interests in companies which require, extensive credit facilities from Israeli banks for the operation of their businesses. These regulations may result in difficulties for us and our group companies to obtain bank financing, if required.

          Our results may be affected by volatility in the securities markets. Securities markets in general are volatile, and are particularly volatile with respect to high-technology companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities is not necessarily related to their operating performance, these companies may experience difficulties in raising additional financing required to effectively operate and grow their businesses. These difficulties and the volatility of the securities markets in general may also affect our and our group companies’ ability to realize investments.

          The downturn experienced by the technology markets in which our group companies operate may re-occur. Our group companies are affected by the demand for the technologies and technology products they develop and produce. The technology sector has previously experienced a prolonged and severe downturn, reflected in a steep decline in technology spending resulting in revenue declines for our more mature companies and difficulties in raising financing for our early stage companies. There is no assurance that a downturn will not re-occur or that the technology sector will continue to grow. If a downturn re-occurs, our and our group companies’ operations will be adversely affected.

          We compete with other entities for acquisition and investment opportunities. As part of our overall strategy, we pursue acquisitions of, and investments in, Israeli companies and Israel-related technology companies. The success of a number of Israeli companies, particularly in information and communications technology and medical devices, has prompted potential investors to seek investment opportunities in Israel, which has allowed many Israeli high-technology companies to gain direct access to Israeli and foreign public securities markets. We compete for acquisition and investment opportunities with other established and well-capitalized entities. There can be no assurance that we will be able to locate acquisition or investment opportunities upon favorable terms. Our failure to consummate further acquisitions or investments in the future may hinder our ability to grow and could harm our business, financial condition and results of operations.

          There is no assurance that our subsidiary RDC will be able to continue to develop successful technologies and /or group companies. Our wholly-owned subsidiary DEP holds 50.1% of the outstanding shares and voting rights of RDC, established by DEP together with Rafael Armaments Development Authority Ltd., or Rafael pursuant to an agreement entered into between DEP and Rafael in 1993. RDC has first rights to exploit commercially technologies of Rafael for the development of products for use in non-military markets, which rights are dependent primarily upon RDC’s or Rafael’s identification of existing technologies for commercial uses, or the development by Rafael of new technologies, Rafael’s willingness to transfer the necessary human or other resources to develop and exploit commercially its technology in non-military markets, and RDC reaching agreement with Rafael on the terms of any commercial exploitation. RDC is currently involved in a dispute with Rafael regarding Rafael’s request to limit the scope of RDC’s rights under the agreement to certain fields or applications and to limit the period of the agreement even though the agreement is unlimited in time. Our ability to continue to grow and develop RDC could be harmed, and our business, financial condition and results of operations could be adversely affected, if we are unable to realize the full potential value of RDC’s agreement with Rafael as a result of any of the following:

•	Rafael and RDC do not reach consensus on Rafael’s requests regarding limiting the scope and period of RDC’s rights under the agreement,

•	Rafael does not cooperate with RDC in the realization of RDC’s rights under the agreement,

•	Rafael or RDC do not identify existing technology, or Rafael does not develop new technology, that can be commercially exploited in non-military markets,

•	Rafael does not transfer the necessary human or other resources to develop and exploit commercially this technology in non-military markets,

•	RDC does not reach agreement with Rafael on the terms of any commercial exploitation, or

•	the continued financing of RDC by its shareholders.

          Most of our group companies are dependent upon proprietary technology which may be infringed upon or may infringe upon the proprietary technology of others. Most of our group companies greatly depend on their proprietary technology for their success. Like many other technology companies, most of these companies rely on a combination of patent, trade secret, copyright and trademark laws, together with non-disclosure agreements, confidentiality clauses in their agreements, including employment agreements, and technical measures to establish and protect proprietary rights in their products. These companies may not be able to enforce their proprietary rights under the laws of certain jurisdictions. Our group companies may not successfully protect their technology because, among other reasons:

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

          Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future. In addition, the terms of such programs restrict the ability of our group companies to manufacture products and/or transfer technologies outside of Israel. Certain of our group companies participate in programs of the Office of the Israeli Chief Scientist, or the OCS and the Israel Investment Center, for which they receive grants and tax related and other benefits. The benefits available under these programs depend on our group companies meeting specified conditions. If our group companies fail to comply with these conditions, they may be required to pay additional taxes and penalties and be denied future benefits. We cannot assure you that these benefits will be available in the future at their current levels or at all.

Under the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, the discretionary approval of an OCS committee is required for any transfer of technology developed with OCS funding. There is no assurance that our group companies will receive the required approvals for any proposed transfer. Such approvals, if granted, may be subject to the following additional restrictions:

•

our group companies could be required to pay the OCS a portion of the consideration received upon any sale of such technology or group company to an entity that is not Israeli. The scope of the support received, the royalties that were paid, the amount of time that elapsed between the date on which the technology was transferred and the date on which the grants were received, as well as the sale price, will be taken into account in order to calculate the amount of the payment; and

•

the transfer of manufacturing rights could be conditioned upon an increase in the royalty rate and payment of increased aggregate royalties (up to 300% of the amount of the grant plus interest, depending on the percentage of the manufacturing transferred outside of Israel).

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

          Many of our group companies depend on international operations. Many of our group companies depend on sales to customers outside Israel. We expect that international sales will continue to account for a significant portion of these companies’ revenues for the foreseeable future. As a result, changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause the business, financial condition and results of operations of these companies to be harmed. Some of the risks of doing business internationally include:

•	unexpected changes in regulatory requirements;

•	the fluctuation of the New Israeli Shekel/U.S. Dollar representative rate of exchange;

•	the inability of our group companies, their subsidiaries and subcontractors to obtain export licenses;

•	imposition of tariffs and other barriers and restrictions;

•	burdens of complying with a variety of foreign laws;

•	political and economic instability;

•	changes in diplomatic and trade relationships; and

•	acts of terror.

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

          Conditions in Israel may affect our operations and the operations of our group companies. We and most of our group companies conduct our principal operations in Israel, and therefore are directly affected by the political, economic, and military conditions affecting Israel and the Middle East. In particular, we could be adversely affected by:

•	any major hostilities involving Israel;

•	a full or partial mobilization of the reserve forces of the Israeli army;

•	the interruption or curtailment of trade between Israel and its present trading partners;

•	a significant increase in inflation;

•	a significant downturn in the economic or financial condition of Israel;

•	a significant downgrading of Israel’s international credit rating;

•	labor disputes and strike actions; and

•	political instability

          Since September 2000, there has been a significant increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza including armed hostilities between Israel, the Palestinian Authority and other groups in the West Bank and Gaza Strip. Israel has responded with military action and is building a security fence, the route of which has been the subject of a great deal of controversy. Despite Israel’s unilateral withdrawal from part of the territories, there is an impasse in the entire peace process. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region could have a negative effect on our and our group companies’ business and financial condition, harm our and our group companies’ results of operations and adversely affect our share price or the share prices of our group companies that are publicly traded.

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

          The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations. To the extent that our group companies are based in Israel and have international operations, or operate only in Israel but conduct their business in different currencies, their revenues, expenses, assets and liabilities, are not necessarily in the same currency and therefore they are exposed to foreign exchange rate fluctuations. These fluctuations may negatively affect their results of operations. Some of our group companies may attempt to hedge their foreign currency exposure from time to time; however, we cannot assure you that if they do so they will be successful.

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

          Because the medical device industry is litigious, our medical device group companies are susceptible to intellectual property suits that could cause our group companies to incur substantial costs or pay substantial damages or prohibit them from selling their products. There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from the company’s core business. See below under “Risks Affecting Our Holdings in Given Imaging.”

          If our medical device group companies are unable to obtain reimbursement coverage from third-party healthcare payors for procedures using their products, or if reimbursement is insufficient to cover the costs of purchasing their products, demand for their products may be adversely affected. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for products produced by our medical device group companies, or if reimbursement is insufficient to cover the costs of purchasing our medical device group companies’ products or does not adequately compensate physicians and health care providers as compared to alternative procedures, our medical device group companies may be unable to generate sufficient sales to support their businesses. In addition, our medical device group companies could be adversely affected by changes in reimbursement policies of governmental or private healthcare payors to the extent any such changes affect reimbursement amounts or methods for procedures in which their products are used.

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

          Certain of our telecommunications group companies can only operate their businesses for as long as they have a license from the Ministry of Communications. Partner and NetVision Ltd., or NetVision, conduct their respective operations pursuant to their respective licenses granted to each of them by the Ministry of Communications. These licenses are subject to revocation in accordance with their terms, and the terms of the licenses are subject to change by the Ministry of Communications (including by imposing additional requirements).

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

          In addition, the semiconductor industry is characterized by rapid ongoing changes, including: (1) changes in customers’ capacity requirements and capital spending, which depend in part on customers’ inventory levels relative to demand for their products; (2) the importance of driving down cost of ownership of systems; (3) more complex technology requirements; (4) the increasing significance of consumer electronics as a driver for chip demand and the related focus on lower prices; (5) varying levels of business information technology spending; (6) the growing types and varieties of integrated circuits and applications; (7) a rising percentage of business from customers in Asia and emergence of customers and competitors in new geographical regions; (8) customer demands for shorter lead times for the manufacture and installation of semiconductor manufacturing equipment; and (9) higher capital requirements for new semiconductor fabrication plants. If our semiconductor companies do not successfully manage the risks resulting from the ongoing changes occurring in the semiconductor industry, their businesses, financial condition and results of operation could be materially and adversely affected.

Specific Risks Affecting Elron

          We may be deemed to be an investment company under the Investment Company Act of 1940. Generally, a company must register under the Investment Company Act of 1940, or the 1940 Act, and comply with significant restrictions on operations and transactions with affiliates if its investment securities exceed 40% of the company’s total assets, or if it holds itself out as being primarily engaged in the business of investing in, owning or holding securities. The 1940 Act provides for various exemptions from the obligation to register thereunder, and in 1980 we received an order from the SEC, declaring that we are not an investment company under the 1940 Act. If certain of our investments were to adversely affect our status under the 1940 Act, we might need to dispose of or acquire other investments to avoid the requirement to register as an investment company on terms that may not be favorable to us. In addition, if we were deemed to be an investment company and therefore required to register as such under the 1940 Act, we would be unable to continue operating as we currently do, as a result of which our market value would be severely harmed.

          If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences. Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

          If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than the capital gain rate. In addition, both gains upon disposition and amounts received as distributions could be subject to an additional interest charge by the Internal Revenue Service. If we are determined to be a PFIC for any given year, then dividends paid in that year and in the next year cannot qualify as “qualified dividends” which are eligible for the capital gains rate for certain U.S. Shareholders. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our shares.

          Following the sale of our shares in Elbit Systems in 2004, we announced that, as a result of the transaction, we may be characterized as a PFIC for 2004. Following a review of our position and consulting with our advisors on this matter in 2004, and based on certain assumptions and facts known at that time (which we believe have not changed), we believe there is substantial authority for the position that we can rely on the “change of business” exception to PFIC status provided under Section 1298(b)(3) of the U.S. Internal Revenue Code of 1986, as amended. Substantial authority is generally sufficient to support a return reporting position. Pursuant to this exception, in order to avoid PFIC status in 2004, among other requirements, we cannot be a PFIC in 2005 or 2006 (which cannot be determined at this time with respect to 2006) or in any year prior to 2004 (which we believe was not the case).

          We believe that in 2005 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service or a court of law as to our status as a PFIC. Our analysis related to 2005 is based, among others, upon certain assumptions and methodologies with respect to the values that we have used; our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we held; and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.

          We cannot assure you that the Internal Revenue Service will not challenge our assumptions and methodologies. If the IRS were to challenge successfully such assumptions or methodologies, we would potentially be classified as a PFIC for 2005 or prior years.

          With respect to 2006, the ultimate determination of our PFIC status will depend on the composition of our gross income and assets for the entire year, and the values of those assets, which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies.

          In view of the above, it is unclear whether the “change of business” exception would ultimately be satisfied for 2004. We cannot assure shareholders that the Internal Revenue Service will not challenge our reliance on the “change of business” exception or our assumptions used in determining our percentage of passive assets and income. If there are such challenges, we could be classified as a PFIC for 2004, even if we are not a PFIC in 2005 and 2006. Furthermore, there can be no assurance that we will not become a PFIC in the future. See “Item 10. Additional Information – Taxation – U.S. Federal Income Tax Considerations - Tax Consequences if We are a Passive Foreign Investment Company”.

          U.S. holders of our shares are urged to consult their tax advisors regarding the application of the passive foreign investment company rules.

          One of our shareholders beneficially owns a substantial amount of our ordinary shares and may therefore influence our affairs. As of May 31, 2006, Discount Investment Corporation Ltd., or DIC, beneficially owned an aggregate of approximately 47.6% of our ordinary shares and has the ability, in effect, to elect the members of our board of directors and to significantly influence our business. A majority of the members of our board of directors are officers or directors of DIC or its parent company, IDB Development Corporation Ltd., or IDBD, or its parent company, IDB Holding Corporation Ltd., or IDBH.

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

          The price of Given Imaging’s shares could fluctuate significantly as a result of a number of factors, including varying quarterly financial performance or its failure to meet its guidance or the expectations of analysts or investors, which may lead to additional volatility in its share price. Given Imaging’s ordinary shares are traded on the Nasdaq National Market and on the Tel Aviv Stock Exchange. In 2005, the closing price of its shares has ranged from $20.39 to $36.04 per share on the Nasdaq National Market and NIS 95.79 to NIS155.3 on the Tel Aviv Stock Exchange. The price of Given Imaging’s shares could fluctuate significantly for, among other things, the following reasons: future announcements concerning Given Imaging or its competitors, the existence of litigation concerning Given Imaging’s intellectual property assets, changes in third-party reimbursement practices, regulatory developments, and new clinical or economic data regarding Given Imaging’s current or future products. In addition, it is Given Imaging’s practice to provide guidance to the market as to its expected revenues and earnings per share based on information available to Given Imaging at the time of the guidance. If Given Imaging’s quarterly operating results do not meet its guidance or the expectations of securities analysts or investors, the price of Given Imaging’s shares would likely decline. Therefore, revenues from system sales may be concentrated at the end of each fiscal quarter making it difficult for Given Imaging to determine the success of each quarter until its end and resulting in lower than expected quarterly revenues if external or other events cause a large number of potential customers to defer their purchasing decisions even for a short period of time. Furthermore, Given Imaging believes that demand for systems and capsules may be materially affected by seasonal factors during the summer months which may result in slower sales during the summer. Share price fluctuations may be exaggerated by low trading volume of Given Imaging’s ordinary shares and changes in trading practices in Given Imaging’s ordinary shares, such as short buying and selling. Securities class action litigation has often been brought against companies following periods of volatility. Any securities litigation claims brought against Given Imaging could result in substantial expense and divert management’s attention from its business.

          Given Imaging may be unable to maintain or increase its profitability. Given Imaging was formed in 1998 and recorded initial sales of its principal product, the Given System, in the third quarter of 2001. Given Imaging incurred losses until the second quarter of 2004 and has maintained profitability until the quarter ended December 31, 2005. Given Imaging has significant operating expenses and must continue increasing its revenues from sales of the Given System and of the PillCam capsules at a higher rate than the increase in its expenses in order to maintain and grow its profits.

          If Given Imaging is unable to achieve broader penetration of the Given System among gastroenterologists, it may not be able to maintain its current growth rate. Given Imaging’s principal product is the Given System, consisting of a line of PillCam capsules and the related data recorder and computer workstation. As of December 31, 2005, Given Imaging had sold over 2,860 systems worldwide. Growth in Given Imaging’s installed base has contributed to its revenue growth. If Given Imaging is unable to continue to achieve broad penetration among gastroenterologists, Given Imaging may be unable to maintain its current growth rate.

          Given Imaging currently depends on sales of the PillCam SB for a substantial majority of its revenues. A substantial portion of Given Imaging’s annual revenue growth to date has resulted from increased sales of the PillCam SB capsule. Given Imaging expects that a substantial majority of its revenues for the foreseeable future will come from sales of the PillCam SB capsule and other PillCam capsules. Sales of the PillCam SB capsule contributed $22.9 million, or 56.4%, in 2003, $41.6 million, or 64%, in 2004 and $62.5 million, or 72% in 2005 of Given Imaging’s total revenues. Given Imaging believes that the usage rate of the PillCam capsules is an important factor in growing revenues. Increasing the usage rate of customers is also important to attracting new customers to purchase and use the Given System. If Given Imaging is unable to increase the usage rate of the Given System, Given Imaging may not be able to achieve the revenues necessary to maintain its revenue growth.

          Given Imaging’s future growth also depends in part on the success of Ethicon Endo-Surgery in marketing its new PillCam ESO video capsule, particularly in the United States. In May 2004, Given Imaging entered into an exclusive sales representation and co-promotion agreement with Ethicon Endo-Surgery, a Johnson & Johnson company. InScope, a division of Ethicon Endo-Surgery established to market products to the gastroenterology market, has exclusive rights to market Given Imaging’s PillCam ESO capsule in the United States. Under the agreement, InScope is responsible for marketing the PillCam ESO capsule and, consequently, Given Imaging’s future growth depends in part on the success of InScope in doing so. Sales of the PillCam ESO capsule in 2005 were lower than expected and may continue to be lower than expected if InScope is not successful in marketing the PillCam ESO capsule. This may negatively impact Given Imaging’s revenue growth.

          Given Imaging faces direct competition from manufacturers of capsule endoscopy systems and may lose market share if Given Imaging is unable to compete effectively in the marketplace or utilize its patent portfolio. In October 2005, Olympus Corporation launched a competing capsule endoscopy system and began sales in Europe and Australia. Based on publicly available information, Olympus is also conducting clinical trials in the United States and intends to seek FDA clearance to market its capsule endoscopy system in the United States. In addition, in April 2006, in response to a request made by Olympus in December 2003 to re-examine Given Imaging’s first U.S. Patent #5,604,531, the USPTO issued an office action confirming the validity of 13 of the original 17 claims of this patent. Given Imaging has the right to appeal the rejection of the four other claims. On May 19, 2006, Olympus Corporation and its subsidiaries filed a complaint in the U.S. District Court for the Eastern District of Pennsylvania against Given Imaging for alleged infringement of U.S. Patent 5,010,412, entitled “High Frequency, Low Power Light Source for Video Camera.” In addition, other companies in Korea and China began selling capsule endoscopy systems in these territories in 2005. If Given Imaging is unable to compete effectively in the marketplace or utilize its patent portfolio against the Olympus capsule endoscopy system and other competing systems, Given Imaging may lose market share or experience delays in completing sales as a result of longer decision making process among potential customers.

          Given Imaging may be unable to introduce other products for use in other parts of the gastrointestinal tract. Given Imaging’s objective is to expand the use of the Given System by developing and introducing new capsules for visualizing other parts of the gastrointestinal tract, including the stomach and the colon. There can be no assurance of widespread market acceptance of the Given System as superior to existing technologies for detection of abnormalities in other parts of the gastrointestinal tract or that Given Imaging will succeed in marketing and selling capsules for use in other parts of the gastrointestinal tract. In addition, Given Imaging will be required to obtain FDA clearance in the United States and other regulatory approvals outside of the United States before commercially distributing the Given System for use in other parts of the gastrointestinal tract or introducing new products for use in the gastrointestinal tract. If future clinical trials indicate that the Given System is not as clinically or cost-effective in these parts of the gastrointestinal tract as current methods, or that it causes unexpected complications or other unforeseen negative effects, Given Imaging may not obtain regulatory clearance to market and sell the Given System for use in other parts of the gastrointestinal tract or obtain reimbursement coverage, and its growth would be adversely affected.

          Any disruption in the United States market, the primary market for Given Imaging’s products, may result in a material reduction in Given Imaging’s revenues and negatively affect its results of operations.

          Since Given Imaging began selling the Given System in 2001, most of its revenues have been generated from sales in the United States. Sales in the United States accounted for, $26.2 million, or 65%, of its revenues in 2003, $46.7 million, or 72%, of its revenues in 2004 and $63.9 million, or 74%, of its revenues in 2005. Any disruption to Given Imaging’s market in the United States resulting from adverse changes in reimbursement policies, regulatory requirements, competitors, macro-economic changes and other events, many of which are outside Given Imaging’s control, may result in a material reduction in its revenues and negatively affect its results of operations.

          Given Imaging’s reliance on sole source suppliers could harm its ability to meet demand for the Given System in a timely manner or within budget. Given Imaging depends on sole source suppliers for some of the components necessary for the production of the Given System. Specifically, Micron Technology, Inc., through its Micron Imaging Group and other wholly-owned subsidiaries, is currently the sole supplier of the imaging sensor and the packaging for the sensor, and Zarlink Semiconductors is currently the sole supplier of the transmitter that is integrated into the PillCam capsules. If the supply of these components is disrupted or terminated, or if these suppliers are unable to supply the quantities of components that Given Imaging requires, it may not be able to find alternative sources for these key components. If Given Imaging is required to change the manufacturer of any of these key components of the Given System, there may be a significant delay in locating and/or verifying a suitable alternative manufacturer. Furthermore, in the event that the manufacturer of a key component of Given Imaging’s product ceases operations or otherwise ceases to do business with Given Imaging, Given Imaging may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of the above events could harm the ability of Given Imaging to meet demand for its products in a timely manner or within budget, which could harm its ability to generate revenues, lead to customer dissatisfaction and damage its reputation.

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

          Partner expects its subscriber growth rate, and consequently its revenue growth rate, to slow because Israel’s mobile telephone services market is highly penetrated, making it more difficult to obtain new subscribers than in the past. Because the Israeli market for mobile telephones is highly penetrated, future demand for Partner’s services will not grow at the same rate as it has in the past, and Partner’s subscriber growth will not develop at the same rate as in the past and will depend significantly on Partner’s ability to retain existing subscribers in its network and to attract subscribers from the other mobile telephone network operators. While Partner’s market share, based on internal estimates, has increased from approximately 13% of Israeli mobile subscribers at December 31, 1999 to approximately 32% at December 31, 2005. Partner’s market share growth has slowed since 2003 and Partner expects this trend to continue.

          Competition from existing competitors may require Partner to increase its subscriber acquisition costs and customer retention costs and increase its churn rate. Partner competes primarily with Cellcom (a company controlled by DIC) and Pelephone, two of the other mobile telephone network operators in Israel. Because of the ease of switching between cellular operators, Partner has already faced and may continue to face an increase in its churn rate and may be forced to increase its customer retention costs, including subsidies towards upgrades of subscribers’ handsets, in order to retain subscribers. In 2005, Partner experienced a higher churn rate than in 2004, primarily due to the prepaid sector. Competition, including increased competition resulting from the introduction of number portability, may further increase the churn rate.

          Risks Affecting Our Holdings in Oncura

          Oncura may incur future losses and be unable to achieve profitability. Oncura was formed in 2003 and has generated net losses from the commencement of its operations in July 2003 through December 31, 2005. Oncura has significant operating expenses and there is no assurance that Oncura will be able to achieve profitability in the future.

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

          Oncura is dependent on its two shareholders, GE Healthcare and Galil Medical and there is no assurance that they will continue to support Oncura. Oncura depends primarily on GE Healthcare and Galil Medical, for manufacturing its products. Although Oncura has long-term supply agreements with each of GE Healthcare and Galil Medical, its business could be seriously harmed if it were unable to maintain these relationships or if GE Healthcare or Galil Medical were unable to continue to manufacture the company’s products. In addition, Oncura’s operations from inception through December 31, 2005 have not generated positive cash flows and its corresponding working capital deficits have been financed by loans from its shareholders. If Oncura is not able to secure suitable third-party financing to fund its working capital deficits, the company will continue to need to rely on its shareholders to provide necessary funding until such time as the company becomes cash flow positive or can obtain necessary financing from a third-party. Each of Oncura’s shareholders provided to Oncura a letter in which they confirmed their intention to continue providing financial support to Oncura through May 31, 2007 or such later date as may be agreed by them. There is no assurance that Oncura’s shareholders, including Galil Medical, of which we beneficially own, as of May 31, 2006, 60% of the shares directly and indirectly, will continue to fund Oncura’s working capital deficit after May 31, 2007 or maintain their respective holdings in Oncura, which may adversely affect Oncura's business and results of operations.

          Risk Affecting Our Holdings in NetVision

          The market for the supply of Internet access services and value added services in Israel is very competitive. The supply of Internet access services requires a special license from the Israeli Ministry of Communications whose policy is to encourage competition and therefore does not place any material barriers to entry into the market. Since the beginning of 2004, competition in the market has focused on broadband Internet services. NetVision continues to experience increased competition in gaining broadband communication market share, mainly from companies such as Internet Gold (Nasdaq:IGLD), Bezeq International, Barak I.T.C. (1995) Ltd., or Barak, and 012 Golden Lines Ltd., or Golden Lines. As of December 31, 2005, NetVision estimates that it held approximately 25% of the broadband Internet communication market in Israel. Competition from existing and new competitors may require NetVision to reduce its tariffs and increase its subscriber acquisition and retention costs as a result of which NetVision’s results of operations could be adversely impacted. Due to the intense competition, there has been a slow down in the increase of NetVision’s subscriber base. NetVision is currently engaged in merger discussions with Barak. There is no assurance that the proposed merger will take place.

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

Item 4. Information on the Company

A.      History and Development of the Company

          We are a high technology operational holding company that operates through our group companies. Our group companies include both publicly traded and privately held companies.

          Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, advanced defense electronics, telecommunications, semiconductors, software products and services and advanced materials. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off. In addition, some of our group companies grew out of our subsidiary, RDC, established by us (through our subsidiary, DEP) together with Rafael, the largest research and development organization of Israel’s Ministry of Defense, pursuant to an agreement entered into in July 1993 for the purposes of exploiting Rafael’s technology in non-military markets. RDC has first rights to exploit commercially technologies of Rafael in non-military markets, which rights are dependent primarily upon RDC’s identification of new and existing military technology developed by Rafael, for commercial exploitation in non-military markets. Potential projects and opportunities are identified through mutual cooperation and ongoing liaison between RDC and their professional advisors and members of Rafael’s research and development team. Following the identification of a project, RDC commercially exploits the project, initially using its own finance and management resources and thereafter obtains external financing. Given Imaging and Galil Medical are examples of companies that grew out from this cooperation with Rafael. RDC is currently involved in a dispute with Rafael regarding Rafael's request to limit the scope and period of their agreement. See Item 3 “Risks Affecting Us and the Companies in our Group”.

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

          Our primary activity is our involvement in the management of our group companies, in which we maintain controlling or significant holdings, and, in a limited number of cases, minority holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies’ performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to our group companies’ management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, market analysis, risk management, identifying joint venture opportunities, introductions to potential customers and investors, business plan preparation, budgetary control and strategic planning and research and development guidance.

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

          The following are significant transactions and events which we and our group companies have completed or which took place since January 1, 2005:

•	Sale of Partner shares

On April 20, 2005 we completed the sale to Partner of 12,765,190 Partner shares for approximately $94 million, as part of the sale together with the other Israeli founding shareholders of Partner of an aggregate of approximately 33.3 million Partner shares to Partner for an aggregate consideration of approximately $245 million. As a result of the sale, we recorded in 2005 a gain of $45.4 million, net of tax.

In April 2006, we purchased an additional 0.6% of Partner’s outstanding shares from Polar Communications Ltd., one of the other founding shareholders of Partner, for approximately $5.3 million, at a 15% discount to the then market price. Following this transaction, our beneficial holding in Partner is approximately 2.6%. Almost all of our holding is subject to certain transfer restrictions under Partner’s Israeli communications license.

•	Investment in NuLens Ltd.

On April 21, 2005, we invested approximately $1.7 million in NuLens Ltd., or NuLens, an Israeli medical device company operating in the field of intra-ocular lenses, mainly for cataract and presbyopia procedures. The investment was the first of two installments. The second installment of approximately $1.1 million was invested in March 2006 simultaneously with the closing of a new investment round of approximately $6.0 million, led by Warburg Pincus, a leading global private equity fund, in which we also invested an additional $1.5 million. Following these investments, we hold 29% of NuLens.

•	Investment of $16 million in Teledata Networks Ltd.

On May 8, 2005, we completed an investment of $16 million in Teledata Networks Ltd., or Teledata. The investment was part of an aggregate round of financing of $19 million, in which FBR Infinity II Ventures, a related venture capital fund, or Infinity, invested $3 million, for approximately 4% of Teledata, and with whom we entered into a voting agreement. (See Item 7b-“Related Party Transactions”). Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. We hold approximately 21% of Teledata.

•	Sale of Oren Semiconductor

On June 10, 2005, Zoran Corporation, or Zoran (NASDAQ: ZRAN), acquired Oren Semiconductor, Inc., or Oren, in which we held a 41% interest. Elron received approximately $12.5 million in cash in the acquisition (of which approximately $2 million was escrowed under the terms of the agreement, of which we already received approximately $1 million) and approximately $7.7 million of Zoran shares (based on Zoran’s share price on the completion date of the acquisition). As a result of the transaction we recorded a gain in 2005, net of taxes, of approximately $17.2 million. In July 2005, we sold Zoran’s shares for $8.8 million, resulting in a gain net of tax, of $0.7 million.

•	NetVision Initial Public Offering

On May 19, 2005, NetVision completed its initial public offering on the Tel Aviv Stock Exchange, or TASE, in Israel for net proceeds of approximately NIS135 million (approximately $31 million). In addition, future proceeds from the exercise of options sold in the offering may amount to approximately NIS28.8 million (approximately $6.6 million). DIC is the other major shareholder of NetVision. We and DIC each converted approximately $3.1 million of loans into equity of NetVision immediately prior to the offering and $2.2 million in loans was repaid to each of us from the proceeds of the offering. As a result of the initial public offering our holding in NetVision decreased from 45.7% to approximately 39% (27.4% on a fully diluted basis taking into account the possible exercise of the convertible securities) resulting in a gain for Elron of approximately $3.0 million.

•	Investment in BrainsGate Ltd.

On August 8, 2005, we completed an investment of approximately $6.9 million in BrainsGate Ltd., or BrainsGate, for approximately 22% of the equity of BrainsGate, as part of an aggregate investment of approximately $17.0 million. Infinity, with whom we have a voting agreement, holds approximately 5% of the equity of BrainsGate. See Item 7b - “Related Party Transactions”. BrainsGate is an Israeli company that is developing innovative technologies for neuro–stimulation treatments of brain diseases.

•	Dividend distribution.

On September 5, 2005, we declared a cash dividend of $3.00 per share, totaling approximately $88.5 million. The dividend was paid on September 27, 2005, to shareholders of record on September 15, 2005.

•	Investment in Enure Networks Ltd. (formerly known as Gaia Broadband Services Management Ltd.).

On October 2, 2005, we completed an investment of approximately $4.0 million in Enure Networks Ltd., or Enure, for approximately 57% of the equity of Enure. Enure is an Israeli software company engaged in developing solutions in the field of broadband services management and home networks.

•	Establishment of Medingo.

In November 2005, RDC established Medingo Ltd., or Medingo. Medingo is developing a disposable insulin dispenser for diabetic patients. We beneficially own 100% of the outstanding shares of Medingo through our holding of RDC, which holds directly all the shares of Medingo.

•	Sale of holdings in Elron Telesoft Ltd. and Elron Telesoft Export Ltd.

On December 29, 2005, we completed the sale of all of our shares of Elron Telesoft Ltd. and Elron Telesoft Export Ltd. (together, the “ET Group”), to ECtel Ltd. (Nasdaq: ECTX) for $2.5 million, of which $0.4 million shall be paid if certain milestones will be achieved during 2006. The transaction did not materially affect our results of operations

•	Investment in Safend Ltd.

On January 2, 2006, we completed an investment of approximately $3.7 million in preferred shares of Safend Ltd., or Safend, for approximately 26% of the equity of Safend. Safend is an Israeli company which develops comprehensive desktop and laptop endpoint security solutions.

•

$14 million Investment in AMT. On June 8, 2006, A.M.T. Advanced Metal Technologies, or AMT, completed a $14 million financing led by Shamrock Israel Growth Fund, an Israeli private equity fund. We committed to invest an aggregate of $5 million (of which we invested $2.5 million immediately) in the financing round in which other existing shareholders also participated. Following the transaction, we hold approximately 34% of AMT.

The following are the significant investments and divestitures which we and companies in our group completed in 2003 and 2004, in chronological order:

•	Investment in Notal Vision, Inc.

In January 2003, we completed an investment of $2.0 million in Notal Vision, Inc., or Notal, an Israeli related medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD). Our investment formed part of an aggregate investment by other investors in Notal of approximately $4.5 million, including an investment by an existing shareholder, Innomed Ventures (Israel) L.P., or Innomed, in which we also hold an interest. We currently hold 23% of the equity of Notal.

•	Galil Medical and Amersham Health Plc (now GE Healthcare) merge urology therapy units

On July 1, 2003, the merger between the urology business of our subsidiary, Galil Medical, and the brachytherapy business of Amersham plc, now a subsidiary of GE Healthcare, was completed and a new company, Oncura, was incorporated. Oncura provides minimally invasive treatment options for prostate cancer using brachytherapy (radio-active seeds) and cryotherapy (hyper-cooling) technologies. Amersham Health Plc (now GE Healthcare) and Galil Medical each contributed the related operations and assets necessary for Oncura to conduct the brachytherapy business and the cryotherapy business, respectively, in the urology field. In exchange for such assets, GE Healthcare received 78% and Galil Medical received 22% of the outstanding shares of Oncura. In addition, at the closing, Galil Medical purchased 3% of Oncura from GE Healthcare for $4.5 million in cash, which was paid in full as of April 26, 2004, resulting in Galil Medical’s aggregate ownership interest of 25% of Oncura. Galil Medical has an option to purchase an additional 3% of Oncura from GE Healthcare for $5.4 million, exercisable until 45 days following the closing of an initial public offering of Oncura. As a result of the transaction, a gain in the amount of $21.2 million was recorded by Galil Medical in 2003. Our share in this gain (net of minority interest and income taxes) amounted to $4.4 million.

•	Sale of Shares of Given Imaging by RDC

In 2003, RDC sold, in a series of transactions, 753,600 shares of Given Imaging for approximately $7.8 million, resulting in a gain of approximately $4.4 million ($0.1 million net of tax and minority interest).

•	Purchase of Shares of Given Imaging from RDC

In May 2003, a Share Purchase Agreement was signed between RDC, Elron and Rafael, according to which RDC sold two million shares of Given Imaging, representing 7.9% of Given Imaging’s then outstanding shares, to Elron and Rafael (one million or 3.95% each) for total consideration of $12.2 million. RDC used $5.0 million of the proceeds to repay shareholders’ loans to Rafael and Elron. This transaction did not have any effect on our consolidated results of operations.

•	Sale of approximately 6.3 million Shares of Partner

In the second and third quarters of 2003, we sold, in a series of transactions, an aggregate of approximately 6.3 million shares of Partner, representing approximately 3% of Partner’s then outstanding shares, to Israeli institutional investors for approximately $29.3 million, as a result of which we recorded in 2003 an aggregate gain, net of tax, of approximately $7.1 million.

•	Sale of Elron SW, Inc.

On September 2, 2003, our subsidiary, Elron SW Inc., or ESW, sold substantially all of its assets and business to Zix Corporation, or Zix (Nasdaq: ZIXI), a global provider of e-messaging protection and transaction services, in consideration for 1,709,402 shares of Zix’s common stock, then with a market value of approximately $6.0 million and a 5.75% convertible note (“the Note”) of $1.0 million. ESW granted a beneficial interest in approximately 85,000 common shares it received to certain of its former employees in recognition of services rendered to ESW. In addition, Zix assumed certain liabilities of ESW in the net amount of approximately $1.0 million. The transaction resulted in a gain of approximately $4.1 million. Simultaneously with the closing of the sale, we purchased the 1,709,402 shares of Zix common stock and the Note from ESW for approximately $6.2 million, based on the principal amount of the Note and the closing sale price of Zix shares on the Nasdaq National Market on the day prior to the closing.

As of December 31, 2004, we had sold all our shares of Zix (including 262,454 shares resulting from the conversion of the Note) for approximately $17 million, and recognized an aggregate gain of approximately $10.2 million ($6.8 million net of tax). In December 2004, ESW was voluntarily dissolved.

•	Purchase of shares of 3DV Systems Ltd.

On February 1, 2004, we and our subsidiary, RDC purchased approximately 47% of the outstanding share capital of 3DV Systems Ltd., or 3DV, in which we and RDC previously together held 48%, from the majority of the other shareholders of 3DV in consideration for an option, which has since expired, to receive up to 40% of the share capital of a new company to be established. We and RDC together currently hold 89% of 3DV.

•	Sale of KIT eLearning Ltd.

In March 2004, KIT eLearning Ltd., or KIT, a provider of online academic programs, in which we held a 45% ownership interest, was sold to Online Higher Education, a subsidiary of Laureate Education, Inc., or Laureate (Nasdaq: LAUR) (formerly known as Sylvan Learning Systems, Inc.), a global leader in higher education, for an immediate cash payment of $9.4 million and a future payment of up to an additional $10.0 million based on earnings of KIT in 2006 and 2007 (of which our share will be up to $5.7 million). The other selling shareholders of KIT were DIC, our largest shareholder, and Kidum IT Ltd., a privately held Israeli company. From the $9.4 million immediate proceeds of the sale, we received approximately $5.7 million and we recorded a gain of approximately $5.3 million.

•	Given Imaging secondary offering

On June 23, 2004, Given Imaging completed a secondary public offering of 2,880,750 ordinary shares at $32.00 per share, of which 1,500,000 shares were sold by Given Imaging and 1,380,750 shares were sold by selling shareholders, including 300,000 shares sold by our subsidiary, RDC. Given Imaging received net proceeds from the offering of approximately $44.3 million. We also hold a direct interest in Given Imaging, but did not participate in the offering.

As a result of the sale of Given Imaging’s shares by RDC and the decrease in our direct and indirect interest (through our holdings in RDC) in Given Imaging to approximately 15%, we recorded a gain in 2004, net of tax and minority interest, of approximately $6.7 million.

•	Sale of all of our holdings in Elbit Systems Ltd.

On July 28, 2004, we sold all of our holdings in Elbit Systems Ltd., or Elbit Systems, (Nasdaq: ESLT), constituting approximately 19.6% of the then outstanding share capital of Elbit Systems, to the Federmann group, following the exercise of its right of first refusal, for approximately $196.6 million. As a result, we recorded in 2004 a gain, net of tax, of approximately $91.5 million.

•	Purchase of additional shares of Given Imaging

In August and November 2004, we purchased approximately 1.4 million additional shares of Given Imaging in various transactions for an aggregate amount of approximately $44 million. As a result of these purchases, our direct and indirect ownership interest in Given Imaging (through our holdings in RDC) increased from approximately 15% to approximately 20% and our beneficial ownership increased to approximately 25%.

•	Tender offer by DIC to purchase 7.5% of our shares

On August 22, 2004, DIC completed a tender offer to purchase 2,203,425 of our ordinary shares for $15 per share, net to the seller in cash, less any required withholding taxes and without interest. Following consummation of the tender offer, DIC owned approximately 46% of our outstanding shares. DIC has purchased additional shares from time to time and as of May 31, 2006, holds approximately 47.6% of our outstanding shares.

•	Investment of $3 million in Starling Advanced Communications Ltd.

On October 21, 2004, we completed an investment of $3 million in preferred shares of Starling Ltd., or Starling, of which $1.5 million was invested immediately and $1.5 million was invested in April 2005. Following the investments our direct interest in Starling is approximately 33% and our beneficial ownership (directly and through RDC) is approximately 66%.

•	Investment of $6.7 million in Jordan Valley Semiconductor Ltd.

On October 21, 2004, we invested approximately $6.7 million in Jordan Valley Semiconductor Ltd., or Jordan Valley, for preferred shares constituting 28% of the equity of Jordan Valley, as part of an aggregate amount of approximately $9 million raised by Jordan Valley. Our holding was subject to adjustment based upon Jordan Valley’s performance for the period July 1, 2004 until June 30, 2005 with an option to make an additional investment on the same terms as the original investment to enable us to hold 25% of Jordan Valley’s equity, on a fully diluted basis, after the adjustment. In October 2005, we exercised this option and invested an additional amount of approximately $1.4 million, following which we hold approximately 28% of the equity of Jordan Valley. The balance of the aggregate investment in Jordan Valley was invested indirectly by Clal Industries and Investments Ltd., or Clal. Jordan Valley is an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Jordan Valley is 40% owned (indirectly) by Clal, a subsidiary of IDBD, which then owned approximately 67% of DIC. Clal, IDBD and DIC are publicly traded on the Tel Aviv Stock Exchange. Our investment in Jordan Valley was approved in accordance with Israeli law by the shareholders of Elron and Clal on October 21, 2004.

•	Investment in Impliant

On December 28, 2004, we invested approximately $7.3 million for preferred shares of Impliant constituting approximately 23% of the equity of Impliant, as part of a financing round of approximately $18 million from new and existing investors of Impliant. In October 2005, we invested an additional $1 million as part of an extension of the initial financing round. Following this additional investment, we hold 21.5% of the equity of Impliant. Impliant is a privately held medical device company engaged in the development of a novel posterior motion preservation system for spine surgery.

B.       Business Overview

          Our group companies are engaged in four main fields of advanced technology, namely: (i) medical devices; (ii) information and communications technology; (iii) semiconductors and (iv) advanced materials. The business overview is presented, for the purposes of convenience only, according to the four main fields listed above, none of which is considered a separate reportable segment.

1.       Medical Devices

          Our activities in the field of medical devices consist mainly of our holdings in the following companies:

•

Given Imaging, in which we beneficially own approximately 36% of the outstanding shares representing all shares owned by us, RDC and DIC (which we may be deemed to beneficially own as a result of the voting agreement between DIC and us), or approximately 19% representing our direct holding and our share in the holding of RDC;

•

Galil Medical, in which we beneficially own approximately 60% of the outstanding shares representing all shares owned by us and RDC, or approximately 40%, representing our direct holding and our share in the holding of RDC;

•

Oncura, in which we beneficially own approximately 25% of the outstanding shares representing shares owned by Galil Medical, or approximately 10%, representing our share in the holding of Galil Medical;

•	Notal, in which we hold approximately 23% of the outstanding shares;

•	Impliant, in which we hold approximately 21.5% of the outstanding shares;

•	NuLens, in which we hold approximately 29% of the outstanding shares;

•	BrainsGate, in which we hold approximately 22% of the outstanding shares; and

•	Medingo, in which we beneficially own 100% of the outstanding shares representing all shares held by RDC which holds directly all the shares of Medingo.

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

          Given Imaging’s principal product, which incorporates its core technology, is the Given System, a proprietary wireless imaging system which uses disposable video capsules, referred to as the PillCam capsules. The PillCam video capsules are easily ingested by the patient and move naturally through the gastrointestinal tract without discomfort while wirelessly transmitting high quality color images and data to a portable recorder, enabling gastroenterologists to view high quality video, images and data on their workstations. Given Imaging believes that capsule endoscopy provides a patient-friendly solution that addresses a significant market opportunity and overcomes many of the shortcomings of traditional diagnostic tools for gastrointestinal disorders.

          As of December 31, 2005, Given Imaging had an installed base of approximately 2,860 Given Systems and had sold approximately 307,000 PillCam SB capsules in over 50 countries worldwide.

          In November 2004, Given Imaging received FDA marketing clearance for its second PillCam capsule, the PillCam ESO capsule, for visualizing the esophagus. Given Imaging markets the PillCam ESO video capsule through a strategic marketing and sales alliance formed in May 2004 with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company. Under the terms of the agreement, InScope committed to pay Given Imaging $50 million subject to achievement of certain milestones. Out of this amount, to date, Given Imaging has received $25 million.

          Given Imaging has also developed the AGILE Patency Capsule and system, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract. Given Imaging launched the AGILE Patency Capsule and system in Europe in November 2003 and in May 2006 received FDA clearance to market this system in the United States.

          Given Imaging’s research and development efforts are focused primarily on developing improvements to its existing products and developing new capsules to be used in the detection of abnormalities in other areas of the gastrointestinal tract. For example, in the second half of 2005, Given Imaging began performing initial clinical trials with the PillCam Colon capsule, which is still under development. If initial results are favorable, Given Imaging intends to commence broader studies during 2006 which will then be used to support a submission of the PillCam Colon capsule for FDA clearance.

          In April 2006, Given Imaging appointed Nachum (Homi) Shamir as its new President and Chief Executive Officer, to replace Mr. Gavriel Meron, co-founder of Given Imaging. At the same time Mr. Meron was appointed Executive Vice Chairman of Given Imaging’s Board of Directors. Mr. Meron subsequently resigned in June 2006 following a transition period to pursue other interests.

          Given Imaging recorded revenues of $86.7 million in 2005, $65.0 million in 2004 and $40.5 million in 2003.

          Third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002. Initially, all reimbursement policies issued coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other indications and as of December 31, 2005, most Medicare carriers and private payors, with a total insured population in the United States of approximately 209 million individuals, also cover capsule endoscopy of the small bowel for suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies. Almost all of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System and some may require prior authorization. In 2005, several third-party payors have issued new or updated policies that do not require endoscopy or other procedure prior to performing small bowel capsule endoscopy. As of December 31, 2005, approximately 11.5 million individuals in the United States had coverage under these new or updated policies.

          As of December 31, 2005, no third party payor had established published coverage policy for capsule endoscopy of the esophagus using the PillCam ESO capsule. Meanwhile, numerous payers are reimbursing this procedure on a case by case basis. Given Imaging does not expect broad coverage for this procedure prior to assignment of a CPT code, which Given Imaging does not expect to occur until late 2006, effective January 2007.

          Given Imaging currently markets and sells the Given System through a combination of direct sales through its subsidiaries, and through independent distributors in over 50 jurisdictions. Currently, Given Imaging markets the Given System directly in Australia, France, Germany, the United States and Israel through approximately 80 sales and marketing personnel employed by Given Imaging and its subsidiaries in those jurisdictions. In the United States, which accounted for 72% of Given Imaging’s revenues in 2004, and 74% of its revenues in 2005, Given Imaging markets its products through its wholly-owned subsidiary, Given Imaging, Inc. As of December 31, 2005, Given Imaging had a direct sales force in the United States of approximately 45 personnel. In the first quarter of 2006, Given Imaging substantially increased its direct sales force in the United States.

          Sales to Given Imaging’s local distributors worldwide accounted for approximately 15% of its revenues in 2005. Under the terms of Given Imaging’s distribution agreements, Given Imaging generally grants to one distributor in each particular country or region the right to market the Given System for an initial period of approximately three years. During this period, the distributor is required to meet minimum sales targets set out in each distribution agreement.

Given Imaging may, in its sole discretion, upon prior written notice, terminate a distribution agreement with a distributor in the event that a distributor fails to meet its minimum sales targets.

          The Given System consists of Pillcam capsules, a portable data recorder and sensor array, and a dedicated computer workstation. Given Imaging manufactures the PillCam capsules at its facilities in Yoqneam, Israel using three semi-automated production lines. Two of these production lines are used to manufacture the PillCam SB capsule and one to manufacture the PillCam ESO capsule. Given Imaging has constructed a fourth semi-automated production line, which it plans to use for manufacturing the PillCam ESO capsule.Each semi-automatic production line in Yoqneam, Israel facility has a capacity to manufacture approximately 270,000 PillCam capsules per year. Given Imaging has also installed at Pemstar’s facilities in Ireland, a semi-automated production line of the PillCam SB capsule for backup purposes, which has a capacity to manufacture an additional 270,000 PillCam capsules per year. Current production capacity is sufficient to support sales in the foreseeable future.

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

          Given Imaging’s first issued patents in the United States and Israel are on an in vivo video camera system. Given Imaging acquired the rights to these issued U.S. and Israeli patents in January 1998 under a technology purchase and license agreement with Rafael. These issued patents in the United States and Israel expire in January 2014 and January 2015, respectively. As of December 31, 2005, Given Imaging held 36 additional issued patents in Australia, France, South Korea, Israel and the United States covering different elements of its technology and expiring between July 2014 and August 2022. As of December 31, 2005, Given Imaging had 421 patent applications worldwide based on 120 priority applications relating to various elements and functions of its product and enhancements.In April 2006, in response to a request made by Olympus in December 2003 to re-examine Given Imaging’s first U.S. Patent #5,604,531, the USPTO issued an office action confirming the validity of 13 of the original 17 claims of this patent. Given Imaging has the right to appeal the rejection of the four other claims. On May 19, 2006, Olympus and its subsidiaries filed a complaint in the U.S. District Court for the Eastern District of Pennsylvania against Given Imaging for alleged infringement of U.S. Patent 5,010,412, entitled “High Frequency, Low Power Light Source for Video Camera.” In response to this law suit, Given Imaging announced that it believes the complaint filed by Olympus has no merit and that it intends to take all necessary steps to protect its interests.

          For additional information on Given Imaging’s business, including additional products, manufacturing and suppliers and regulatory approvals, see Given Imaging’s filings with the SEC.

Galil Medical

          Galil Medical, an Israeli company established by RDC in 1997, is a provider of minimally invasive temperature based therapies for the treatment of benign and malignant diseases. Since 1999, Galil was focused on developing products to address specific urologic diseases including prostate and kidney cancer. In July 2003, Galil Medical completed the merger of its urology related cryotherapy business with Amersham Health’s brachytherapy business, which created Oncura. Galil Medical holds 25% of Oncura. Galil Medical has entered into supply and R&D services agreements with Oncura, pursuant to which Galil Medical provides Oncura with certain exclusive supply, manufacturing and R&D services in the urology field, upon a cost plus basis.

          In addition to its urology activities for Oncura, Galil Medical is now focusing on developing minimally invasive cryotherapy solutions for woman’s health conditions such as uterine fibroids and breast fibroadenoma. In 2005, Galil Medical received FDA approval for breast fibroadenoma and the CE Mark for uterine fibroids.

          Galil Medical’s intellectual property consists of intellectual property, which was received from Rafael, and intellectual property developed by Galil Medical’s research and development team. Galil Medical has 15 patents and 23 pending applications.

          As of December 31, 2005, Galil Medical had 320 SeedNet™ machines installed worldwide. Galil Medical recorded revenues of $8.3 million in 2005, $7.6 million in 2004 and $7.6 million in 2003. Revenues for the first half 2003 represented sales to the end user customer, while the majority of the revenues for the second half of 2003 and for the years 2004 and 2005 represented sales and services to Oncura.

          Galil Medical’s research and development and manufacturing facilities are based in Yoqneam, Israel.

          As of May 31, 2006, Galil Medical had approximately 52 employees.

Oncura

          Oncura, a Delaware corporation, markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment. Oncura’s products include implantable radioactive seeds and cryotherapy devices and related disposable kits used in the treatment of prostate and other urologic cancers.

          Oncura’s formation was the result of a merger, completed July 1, 2003, between the urology business of Galil Medical, and the brachytherapy business of Amersham plc, now a subsidiary of General Electric Company (“GE Healthcare”), as a result of which Galil Medical and GE Healthcare acquired 78% and 22% of the issued and outstanding shares of Oncura, respectively. Galil Medical purchased an additional 3% of Oncura from GE Healthcare for $4.5 million, resulting in Galil Medical owning an aggregate interest of 25% in Oncura. In addition, Galil Medical has an option to purchase an additional 3% of Oncura from GE Healthcare for $5.4 million, exercisable until 45 days following the closing of an initial public offering of Oncura.

          Oncura is headquartered in Plymouth Meeting, Pennsylvania. In addition, Oncura has an international management office located in Amersham, United Kingdom.

          Oncura does not manufacture any of the products it sells. A majority of Oncura’s products are manufactured by its two shareholders, GE Healthcare and Galil Medical, and sold to Oncura under long-term supply agreements. Oncura also purchases certain products, principally a type of radioactive seed not manufactured by GE Healthcare, from a third-party supplier.

          Oncura markets and distributes its products directly and indirectly to numerous international markets, including, the United States, Canada, Europe, Russia, Israel, Greece, Korea, Philippines, Hong Kong, Australia, New Zealand, and portions of South America. In the United States, Oncura sells principally through its direct sales force. Outside of the United States, Oncura sells through its direct sales force along with a network of affiliated and independent distributors and agents. In certain markets outside the United States Oncura’s products are distributed under long-term distribution agreements with affiliates of GE Healthcare.

          Oncura has also entered into services and research and development agreements with its shareholders and affiliates for the provision of certain administrative and research and development services.

          Oncura terminated most of its existing service and distributor arrangements with its shareholders in 2004 and 2005. Oncura expects to terminate two additional distributor arrangements with GE Healthcare in 2006. Subsequent to 2006 and for the foreseeable future Oncura expects to continue its remaining distribution agreements with GE Healthcare in Scandinavia, Austria, Portugal and New Zealand.

          Oncura’s intellectual property consists primarily of product brand names and product patented technology that it either owns or is licensed to Oncura by GE Healthcare and Galil Medical under exclusive licensing agreements.

          As of May 31, 2006, Oncura had approximately 99 employees.

          Oncura’s activities in the marketing and distribution of cancer therapy products are subject to extensive laws, regulations, regulatory approvals and guidelines. Within the United States, the Company’s products must comply with the U.S. Federal Food Drug and Cosmetic Act, which is enforced by the FDA. Oncura must also comply with the regulations of the Competent Authorities of the European Union for any products sold in the member nations of the European Union. Oncura is also subject to various other regulations, regulatory approvals and guidelines in other markets in which it distributes its products. Oncura’s radioactive seeds are manufactured by GE Healthcare and third-party vendors and physical handling and delivery of all radioactive seeds to customers, including those manufactured by third parties, is the exclusive responsibility of these affiliated and other non-affiliated vendors.

          Oncura’s revenues were approximately $72.1 million in 2005 and $68.8 million in 2004, and approximately $31.4 million for the period from commencement of operations in July 1, 2003 through December 31, 2003.

Notal

          Notal is a medical device company founded in 2000, operating mainly in the field of early detection of Age Related Macular Degeneration (AMD). AMD is a common eye disease that gradually destroys central visual function, manifested in two forms: dry AMD, a mild form of the disease, and wet AMD, a progression of dry AMD, which often leads to rapid, severe visual deterioration and blindness. To address the growing need for early detection of wet AMD and for the continuous monitoring of patients with dry AMD, Notal Vision has developed the patented Preferential Hyperacuity Perimetry (PHP), designed to detect and monitor the progression of the disease in a non-invasive manner. Notal launched, together with Carl Zeiss Meditec, or Zeiss, the Preview PHP device, intended for professional use by ophthalmologists and optometrists in their clinics. The current diagnostic device enables early detection of wet AMD among the at-risk population, those already diagnosed with the dry form of the disease. Future versions may also target for screening purposes the full population at risk (e.g., anyone over the age of 55) who may be unaware that they may have dry AMD, as well as patients already treated for wet AMD for post-treatment follow-up. Post treatment follow-up is intended to identify the recurrence of the disease and confirm the stage of the disease. Sales of the Preview PHP device to end-users started in the third quarter of 2004.

          Based on the PHP technology, Notal is also developing the “Home Device,” a monitoring device intended for home use. The monitoring device will enable patients with dry AMD to monitor themselves at home on a more frequent basis, ensuring timely intervention by a physician should the disease progress to the wet form. In May 2005, Notal appointed TLC Vision Corporation, or TLC, as it exclusive distributor for the sale and distribution of the “Home Device” in North America. TLC also signed an investment agreement with Notal, pursuant to which TLC committed to invest $4.25 million in Notal (of which $2.8 million has already been invested) subject to achievement of milestones, primarily for the purpose of funding the development of the Home Device.

          Notal commenced sales in 2003 and recorded revenues of $0.1 million in 2005, $1.0 million in 2004 and $0.9 million in 2003.

          The decrease in Notal’s revenues in 2005 resulted primarily from Zeiss’ non-compliance with Notal’s exclusive distribution agreement with Zeiss. Notal and Zeiss are in the process of negotiating their disputes through arbitration or mediation.

          Notal’s headquarters are located in Tel Aviv, Israel and as of May 31, 2006, had 25 employees. Notal has one patent and three pending patent applications.

          Innomed, 14% held by us, is also a 29% shareholder of Notal (see below, “Other Holdings in Medical Devices”).

Impliant

          Impliant is a developer of posterior motion preservation spine implants. The company’s TOPS™ System—Total Posterior Spine™ System, is a mobile spine implant that addresses the major degenerative spine diseases of the posterior spinal column. The TOPS™ System reestablishes a full range of motion, including axial rotation, lateral bending, flexion and extension. Impliant began clinical trials on the device in January 2005.

          In March 2006, Impliant received a CE Mark to sell its products in Europe.

          Impliant’s headquarters are located in Milford, Connecticut, with research and development activities taking place in Ramat Poleg, Israel. As of May 31, 2006, Impliant had 26 employees.

          Impliant has 10 pending patent applications.

          Innomed, 14% held by us, is also a 11% shareholder of Impliant (see below, “Other Holdings in Medical Devices”).

          Impliant is currently in the development stage and has not commenced sales.

NuLens

          NuLens, established in September 2002, operates in the field of intra-ocular lenses or IOLs mainly for treatment of cataracts and presbyopia. NuLens is focused on exploiting the novel technologies in its patents and developing a real accommodative IOL (“RA-IOL”) with the capacity of providing over 10 Diopters in real accommodative power to the cataract and presbyopia markets. NuLens is currently in the process of pre-clinical trials. In May 2006, NuLens received approval from the Ministry of Health in Spain to commence clinical trials and is expected to commence a clinical pilot study in the second half of 2006.

          NuLens has two patents and nine pending patent applications.

          NuLens’ offices are located in Herzliya, Israel and Alicante, Spain. As of May 31, 2006, NuLens had 10 employees.

          NuLens is currently in the development stage and accordingly has not commenced sales.

BrainsGate

          Established in 2000, BrainsGate is a medical device company developing innovative therapies for patients suffering from Central Nervous System (CNS) diseases. BrainsGate’s platform technology involves electrical stimulation of the spheno-palatine ganglion (SPG) to increase cerebral blood flow and to increase the permeability of the blood-brain barrier (BBB).

          BrainsGate is exploring several applications for its technology, and is currently focusing on two directions, drug delivery into the CNS, and treatment of acute ischemic stroke.

          BrainsGate has developed the NeuroPath™ System, based on a miniature electrode implanted at the roof of the mouth using a minimally invasive surgery.

          BrainsGate has eight pending patent applications and 24 patents.

          BrainsGate initiated clinical feasibility trials in Europe, treating patients with Grade-IV Astrocytoma (GBM). Clinical trials for the ischemic stroke application are planned to commence in the second half of 2006.

          BrainsGate is headquartered in Ra’anana, Israel. As of May 31, 2006, BrainsGate had 21 employees.

          BrainsGate is currently in the development stage and accordingly has not commenced sales.

Medingo

          Medingo, wholly-owned by RDC, was established in November 2005. Medingo develops solutions specifically to the needs of insulin-dependent diabetic patients. Medingo’s device is a miniature dispensing patch, which is convenient, easy to use, discreet and more cost-effective than standard insulin pumps.

          Medingo has five pending patent applications.

          Medingo’s offices are located in Yokneam, Israel. As of May 31, 2006, Medingo had 15 employees.

          Medingo is currently in the development stage and accordingly has not commenced sales.

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

2.	Information, Communications & Technology, or ICT.

Our activities in the field of ICT consist of our holdings in the following main companies:

	•	Partner, in which we hold approximately 2.6% of the outstanding shares;

	•	NetVision, in which we hold approximately 39% of the outstanding shares;

	•	Teledata, in which we hold approximately 21% of the outstanding shares and Infinity, a related venture capital fund, holds approximately 4% of the outstanding shares;

	•	Wavion, in which we hold approximately 38% of the outstanding shares;

•

Starling, in which we beneficially own approximately 72% of the outstanding shares representing all shares owned by us and RDC, or approximately 50%, representing our direct holding and our share in the holding of RDC;

	•	Enure, in which we hold approximately 57% of the outstanding shares;

•	Safend, in which we hold approximately 26% of the outstanding shares;

•	Pulsicom Israel Technologies Ltd., or Pulsicom, in which we hold approximately 18% of the outstanding shares; and

•	CellAct Ltd., or CellAct, in which we hold approximately 45% of the outstanding shares.

Partner

          Partner is a publicly traded, Israel-based company. Its shares are traded on the Tel Aviv Stock Exchange under the symbol “PTNR”. American Depositary Shares, or ADSs, each representing one of the Company’s ordinary shares, are quoted on the Nasdaq National Market under the symbol “PTNR” and are traded on the London Stock Exchange under the symbol “PCCD”. Partner was the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel and is one of four cellular service providers in Israel.

          On April 20, 2005, we completed the sale to Partner of most of our Partner shares for approximately $94 million, as part of the sale together with the other Israeli founding shareholders of Partner of an aggregate of approximately 33.3 million Partner shares to Partner for an aggregate consideration of approximately $245 million, following which we held approximately 2% of Partner’s outstanding shares. On March 21, 2006, we purchased an additional 0.6% of Partner’s outstanding shares from one of the other Israeli founding shareholders of Partner for approximately $5.3 million.

          Our remaining shares, constituting approximately 2.6% of Partner’s outstanding shares, are no longer pledged to the banks providing financing to Partner. However, almost all Partner shares held by us are subject to certain transfer restrictions under Partner’s Israeli communications license. Under Partner’s Israeli communications license, the Israeli founding shareholders are required to maintain such amount of shares to ensure that at least 5% of Partner’s shares are held by Israeli citizens and residents. In addition, the Israeli founding shareholders are required to appoint, generally, 10% of Partner’s board of directors. On April 20, 2005, the Israeli founding shareholders, including us, entered into a Restated Relationship Agreement among themselves and Partner’s controlling shareholders, Hutchison BV and Advent Investments Pte Ltd., and a shareholders agreement among themselves to regulate the above issues as between them. For a description of the material terms of these agreements, See Item 10C - “Material Contracts”.

          Partner’s principal business is the provision of mobile telephone services in Israel. Partner currently operates in the 900 MHz and 1800 MHz bands. Its GSM network covers approximately 97% of the Israeli population. Its services include standard and enhanced GSM services, as well as value added services and products such as voice mail, voice messaging, color picture messaging, icon, ringtone and game downloads, information services, High Speed Circuit Switched Data or HSCSD, General Packet Radio Services, or GPRS, which enables the packet transfer of data in an “always on” mode at a speed of up to 20-30 Kbps, personal numbering and data and fax transmission services. Partner also offers its subscribers the ability to roam using their mobile phones outside Israel.

          Partner’s 3G network, which as of the end of 2005 covered approximately 92%, of the Israeli population, offers a wide range of new services, such as video calls, a new portal of content services including a broad selection of video-based services under the “obox live” brand, and the transmission of data at speeds of up to 384 Kbps.

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

          As of December 31, 2005, Partner had approximately 2.529 million subscribers, representing approximately 32% of the total Israeli cellular market. Partner’s revenues were approximately NIS5.12 billion ($1.11 billion) in 2005, NIS 5.14 billion ($1.12 billion) in 2004 and NIS 4.47 billion ($0.97 billion in 2003) The dollar amounts are based on the shekel-dollar representative rate of exchange on December 31, 2005 of NIS4.603 equal to $1.00.

          In the third quarter of 2005, Partner’s Board of Directors and shareholders approved the distribution of its first cash dividend, in the amount of NIS 0.57 per share, totaling approximately NIS 86.4 million to its shareholders of record as of September 26, 2005. In the first quarter of 2006, Partner’s Board of Directors and shareholders approved the distribution of an additional cash dividend in the amount of NIS 0.65 per share (totaling approximately NIS 100 million) to its shareholders of record as of April 10, 2006. In the second quarter of 2006, Partner’s Board of Directors approved the distribution of an additional cash dividend in the amount of NIS 0.45 per share (totaling approximately NIS70 million) to its shareholders of record as of June 6, 2006.

NetVision

          NetVision provides Internet services and solutions in Israel and international telephony services through Voice over IP technology (VoIP). On May 19, 2005, NetVision completed its initial public offering on the TASE of shares and convertible securities in consideration for aggregate immediate net proceeds of approximately NIS135 million (approximately $31 million). In addition, future proceeds from the exercise of options sold in the offering may amount up to approximately NIS28.8 million (approximately $6.6 million). NetVision’s total revenues were $74.3 million in 2005, $66 million in 2004 and $61.3 million in 2003 based on the shekel-dollar representative rate of exchange as of December 31, 2005 of NIS 4.603 equal to $1.00.

          NetVision’s activities in the Internet area focus on providing Internet connectivity and related services and products, content and electronic commerce services and the establishment and supply of Internet-based applications. NetVision provides international telephone services through 017 prefix, which are provided using Voice Over Internet Protocol (“VOIP”) technology, a technology that enables voice transmission over the Internet infrastructure.

          NetVision estimates that as of December 31, 2005, its share of the Internet connectivity market in Israel was approximately 25%, with 425,000 customers receiving Internet connectivity services from NetVision (of which approximately 272,000 were broadband).

          NetVision also provides various content and electronic commerce services. NetVision maintains “Nana”, a portal which provides a variety of content and e-commerce services, such as search engines and mail boxes, chat rooms, forums and blogs, Web site indexing for both local and international sites, shopping and advertising.

          NetVision is involved in e-commerce activity and currently operates through “Nanashops” website (previously called “Netaction”), which enable e-commerce through various sale methods - auction, public sale and group purchases.

          NetVision is dependent on the communication services provided by Bezeq which has a monopoly for domestic telecommunications in Israel. NetVision is also dependent on maintaining its operating license granted by the Israeli Ministry of Communications

          On May 1, 2006, NetVision announced that it will be entering into merger discussions with Barak, a subsidiary of Clal Industries and Investments Ltd., or Clal. Elron, Clal and DIC, the other major shareholder of NetVision, are all part of the IDB group of companies. Barak engages mainly in the provision of international telecommunication services. The transaction, if it takes place, will be subject to the signing of a definitive agreement as well as corporate and regulatory approvals. There is no assurance that the transaction will take place.

          NetVision’s headquarters are located in Haifa, Israel. As of May 31, 2006, NetVision had 1,195 employees.

Teledata

          Teledata provides innovative access products and solutions for both traditional and Next Generation Networks, or NGN, to telecom operators and service providers which allow operators to provide a large variety of wireline services, including Voice, Data and Video (Triple Play) for business and residential customers. Teledata’s solutions provide a smooth migration path from existing legacy networks into NGN based on IP and soft switches. Teledata has two families of products: BroadAccess™ which is a carrier-class Integrated Multiservice Access Platform (IMAP) providing integration into both ATM and IP networks and HighPGate™, an access gateway for voice, data and protocol conversion into NGN.

          Teledata sells its products directly and through distributors in Europe, Asia, Africa and South America. Teledata’s revenues were $55.9 million in 2005, $38.9 million in 2004, and $20.8 million in 2003. Teledata’s revenues depend to a large extent on being awarded large projects with new customers mainly in third world countries. There is no assurance that Teledata will be able to maintain its revenues at the same level as in the past.

          Teledata was established in 1981 and maintains its headquarters in Herzliya, Israel. Teledata also operates through subsidiaries in the Netherlands, Australia and Brazil. As of May 31, 2006, Teledata had 161 employees worldwide.

          Teledata has 14 patents and 26 pending patent applications, primarily in the United States.

Wavion

          Wavion develops and delivers access points for outdoor metro applications. Wavion commenced development of its products in the second quarter of 2000. Wavion’s proprietary signal processing algorithms for digital beam forming utilize multipath to provide significant performance gains in system capacity, operating range, data rate and interference mitigation. The modular technology can be customized to meet the requirements of most equipment vendors and integrates easily into any wireless communication system.

          In May 2006, Wavion launched its product and expects to commence product sales in the second half of 2006.

          Wavion is a Delaware corporation with research and development facilities in Yoqneam, Israel.

          Wavion has two pending patent applications and as of May 31, 2006, Wavion had 64 employees.

Starling

          Founded at the end of 2003, Starling is a provider of innovative connectivity solutions for the broadband access market for mobile platforms, currently focusing on aircraft. Its antenna and SATCOM (satellite communications) systems are based on proven technology developed at Rafael and Elbit Systems Ltd. Starling provides a unique connectivity solution that makes possible the delivery of advanced Internet services and applications for VOIP, security, entertainment and operations on all three major categories of aircraft, namely, business jets, narrow-body and wide-body. The Starling MIJET product line incorporates a two-way Ku-band low profile antenna with a proprietary SATCOM resource allocation system that effectively utilizes satellite transponder capacity. The solution enables the delivery of high-speed Internet services on a broadband connection.

          Starling does not expect to receive purchase orders prior to the end of 2006.

          Starling has its headquarters in Yoqneam, Israel.

          Starling has two pending patent applications. As of May 31, 2006, Starling had 26 employees.

Enure

          Enure, established in 2003, develops software that automates the operation of broadband services in the home. Enure’s software is intended to ensure that the home network and applications work reliably, problems are automatically fixed and installations, upgrades, and policies management by service providers, are all executed automatically.

          Enure’s main target market is broadband service providers, a rapidly growing arena with major technology investments. For service providers, such as telecommunication companies and Multi Service Organizations, or MSO’s, typically cable companies, Enure’s software drives operating expense reduction and establishes the solid basis for future advanced services, such as VoIP, IPTV and Triple and Quadruple Play.

          Enure’s software uses patent-pending core technology. Enure’s home-residing software is sold under the brand ServiceShield™, and its optional service-provider-residing server under the brands ServiceShield Concentrator™ and TIC™.

          As of December 31, 2005, Enure had not yet generated revenues.

          Enure operates from Herzelia, Israel and as of May 31, 2006, Enure had 25 employees. Enure has two pending patent applications.

Safend

          Safend, established in 2003, develops comprehensive endpoint security solutions that enable organizations to adopt new communication technologies without sacrificing security. Safend products focus on securing enterprise desktops and laptops by providing visibility and control over wired and wireless commuinication ports.

          Safend’s end-point security solutions provide the enterprise with granular visibility and control over the myriad of devices users connect to their desktops and laptops.

          In 2005 Safend recorded revenues in the amount of $0.4 million.

          Safend is headquartered in Tel Aviv, Israel with a subsidiary in Philadelphia, Pennsylvania. As of May 31, 2006, Safend had 44 employees worldwide.

          Safend has filed two Patent Cooperation Treaty or PCT applications and three additional provisional patent applications.

Pulsicom

          Pulsicom Israel Technologies Ltd. develops high accuracy, real time locating and tracking systems for confined spaces. Pulsicom’s technology employs short-pulse technologies, including very-and ultra-wideband and sophisticated position-determination algorithms.

          Pulsicom is an early stage development company, which has not yet completed its commercial product development. In order to generate revenues, Pulsicom provides development services to different customers. Pulsicom has limited resources and its continued operations depend on its ability to raise additional capital. There is no assurance that Pulsicom will be successful in its efforts to raise additional capital. As of May 31, 2006, Pulsicom had 6 employees.

Cellact

          Cellact Ltd. is a developer of cellular messaging platforms and applications, based on proprietary technology. Cellact’s main product, Large Account gateway, was first commercially released in July 2001. The Large Account gateway is a product aimed at mobile operator, virtual mobile operators and mobile service providers. The Large Account gateway provides the operator with the ability to easily connect and manage content providers and enterprises to its SMS and MMS systems. Cellact’s customers come from a variety of industries, including telecom, finance and call centers

3.	Semiconductors

          Our activities in the field of semiconductors consist of our holdings in the following companies:

•	ChipX, in which we hold approximately 29% of the outstanding shares.

•	Jordan Valley, in which we hold approximately 28% of the outstanding shares;

•

Sela – Semiconductor Engineering Laboratories Ltd., or SELA, in which we beneficially own approximately 66% of the outstanding shares representing all the shares owned by us and RDC, or approximately 39%, representing our direct holding and our share in the holding of RDC; and

•

3DV, in which we beneficially own approximately 89% of the outstanding shares representing all shares owned by us and RDC, or approximately 62%, representing our direct holding and our share in the holding of RDC.

ChipX

          ChipX is a manufacturer of late stage programmable structured ASICs (Application Specific Integrated Circuits). ChipX’s innovative, patented technology consolidates wafer manufacture tooling, reduces time-to-market and minimizes the cost of initial production. In 2004, ChipX discontinued the low volume OneMask business to focus on specific higher volume vertical markets with its future products, which were introduced during the second half of 2005. Initial customer purchases of these products are expected to commence in late 2006. ChipX also discontinued the back end production processes relating to low volume production, in effect becoming a totally fabless operation.

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

          ChipX’s patented structured ASIC technology is protected by several core patents on its basic architecture, special logic cell and metal configurable memory. In addition, ChipX has internally developed routing software and metal programmable input/output cells to take advantage of its proprietary technology. ChipX has 19 U.S. patents and 2 pending applications.

          ChipX’s total revenues were $14.7 million in 2005, $16.2 million in 2004 and $13.7 million in 2003.

          ChipX’s headquarters are located in Santa Clara, California with research and development operations taking place in Haifa, Israel. As of May 31, 2006, ChipX had 73 employees.

Jordan Valley

          Jordan Valley offers inline metrology solutions with ultra thin film measurement capability and wide range of application coverage based on X-ray technology. The company’s JVX® platform exploits various X-ray-based schemes to provide a broad range of measurement capabilities including thickness, density, roughness, and composition of metals and dielectric films. The platform features small spot size, non-destructive, enabling product wafer metrologies.

          Jordan Valley operates two business divisions: analytic division and semiconductor division. Jordan Valley focuses in the semiconductor industry, selling, directly in the United States and via distributors in Japan, Europe, Taiwan, Korea and China.

          Jordan Valley’s revenues were $10.4 million in 2005, $8.2 million in 2004 and $3.2 million in 2003.

          Jordan Valley’s headquarters, manufacturing, and R&D facilities are located in Migdal Haemek, Israel. Marketing offices are located in the United States. As of May 31, 2006, Jordan Valley had 90 employees.

          In the field of X-Ray metrology, Jordan Valley holds 19 U.S. patents with 15 applications pending, as well as five patents with 24 applications pending in foreign jurisdictions.

SELA

          SELA develops and manufactures yield enhancing and automation equipment for the semiconductor and optical component industries. SELA is dedicated to the development and marketing of solutions for failure analysis and process monitoring in the semiconductor industry. SELA’s automated sample preparation systems are used primarily by semiconductor manufacturers to prepare samples for scanning electron microscopy and transmission electron microscopy. SELA has six patents and two pending patent applications. SELA’s revenues were $4.2 million in 2005, $5.1 million in 2004 and $4.3 million in 2003. SELA’s headquarters are located in Yoqneam, Israel and it maintains a marketing office in Sunnyvale, California. As of May 31, 2006, SELA had 36 employees.

3DV

          3DV designs and develops three dimensional image sensors chip sets that generate both color and depth information, for each object captured by a camera, in real time. 3DV’s business is currently focused on applications in the video gaming field and ceased engaging in applications in the medical field.

          3DV has not yet generated significant revenues and its ability to continue to operate is dependent upon financial support from its shareholders and its ability to raise financing from external investors. 3DV is headquartered in Yoqneam, Israel and as of May 31, 2006, 3DV had 19 employees.

4.	Advanced Materials

          Our activities in the field of amorphous metals consist of our holding in AMT, in which we hold approximately 34% of the outstanding shares on an as converted basis as of June 8, 2006.

          AMT operates through its group companies in developing, marketing and licensing technologies for amorphous and nano-crystalline advance materials, as a solution for a wide range of commercial applications. AMT’s thin ribbons, microwires and nano powder amorphous materials exhibit magnetic, electrical, mechanical and chemical properties that enable the enhancement of existing products and applications, as well as the introduction of new products and solutions for various industrial and high-tech applications and markets. AMT operates in four fields: heating, sensoring (authentication and anti-shop lifting), micro wires and electronic elements. AMT’s current main focus is in the field of heating through A.H.T. Advanced Heating Technology Ltd., or AHT, and in the sensoring field (authentication and anti-shop lifting) through A.C.S. Advanced Coding Systems Ltd, or ACS. The continued operations of AMT’s group companies are largely dependent upon their ability to generate sufficient revenues. There is no assurance that AMT’s group companies will be able to successfully market their respective products in the worldwide market.

          AHT, in which AMT holds approximately 93% of the outstanding shares, is engaged in the development and production of heating applications based on thin ribbon, amorphous materials. AHT holds a global patent on using amorphous ribbons for heating products. AHT has developed a variety of heating products for domestic, outdoor, agricultural and pipe heating markets. AHT’s electrical heating element enables the heating of very large surface areas at lower temperatures and higher efficiency and therefore at a lower cost and presents competitive advantages over other electrical and non-electrical heating alternatives. AHT currently focuses on two principal markets: under floor indoor heating and outdoor heating.

          AHT has agreements with distributors in various countries, including most recently, a distribution agreement with Mohawk Carpet Distribution, L.P signed in 2005 for distribution of its products in the United States.

          AHT’s revenues were $2.6 million in 2005, $1.2 million in 2004, and $0.8 million in 2003.

          AHT has five patents.

          AHT is headquatered in Netanya, Israel and as of May 31, 2006, AHT had 21 employees.

ACS

ACS, in which AMT holds directly and indirectly approximately 89% of the outstanding shares, develops, markets and sells products using microwires amorphous material for brand protection against counterfeiting and theft and electronic article surveillance tags for anti-shoplifting. ACS competes in the electronic article surveillance tags, data and authentication tags markets. ACS’s revenues were $1.0 million in 2005, $0.8 million in 2004 and $0.6 million in 2003.

ACS has 3 patents and 5 patents pending.

ACS is headquatered in Even Yehuda, Israel and as of May 31, 2006, ACS had 12 employees.

Other Holdings

          Elbit Vision Systems Ltd., or EVS, [OTCBB: EVSNF.OB], in which we beneficially hold approximately 9.3% of the outstanding shares (not including 1,512,939 warrants to purchase ordinary shares of EVS), designs, develops, manufactures, markets and supports automatic visual inspection and quality monitoring systems for a broad range of industries. EVS’ automatic in-line inspection and quality monitoring systems are designed to increase the accuracy, consistency and speed of detection of defects in the manufacturing process in order to reduce labor costs, improve product quality and increase manufacturing efficiency. EVS’ Microelectronic Division primarily provides optical inspection and correction systems for the manufacture of liquid crystal displays, flat panel displays. EVS’s, Industrial Division provides automatic optical inspection (AOI) and non-destructive ultrasound inspection systems for “heavy” manufacturing industries (automotive, aeronautics, steel and others) and industrial materials (textiles, non-wovens, plastic, paper and others).

          EVS maintains a global sales force and service coverage with over 850 inspection systems installed in 25 countries and has more than 100 customers.

          EVS’s revenues were $20.8 million in 2005, $11.0 million in 2004 and $6.3 million in 2003.

          EVS is headquartered in Yoqneam, Israel, with offices in the United States and Korea, and as of May 31, 2006, had 118 employees.

C.	Organizational Structure

          As of May 31, 2006, DIC, an Israeli company, holds approximately 47.6% of our total outstanding shares. For additional information about DIC, see “Major Shareholders” in Item 7 below. For our holdings in our group companies, see above.

D.	Property, plants and equipment

          Our corporate headquarters and executive offices are located in Tel-Aviv, Israel. These offices, which measure approximately 980 square meters, are leased at an annual rent of approximately $0.3 million.

          We believe that the above facilities are adequate for our operations as currently conducted. In the event that additional facilities are required, we believe that we could obtain such additional facilities at commercially reasonable prices.

          In addition, we have contractual rights to long-term leases in property located in Karmiel, in northern Israel, totaling approximately 15,760 square meters, consisting of building facilities. These premises are currently leased to Elbit Systems Ltd., or Elbit Systems.

Item 4A. Unresolved Staff Comments

          Not applicable.

Item 5. Operating and Financial Review and Prospects

OVERVIEW

          We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, advanced defense electronics, communications, semiconductors, software products and services and advanced materials. Some of our group companies grew out of our subsidiary, RDC. Our group companies include both publicly traded and privately held companies.

          Our primary activity is our involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies’ performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies’ management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

          Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, the prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers’ needs as well as their ability to raise financing and the condition of the capital markets.

          We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities.

The nature of our business, therefore, will result in some volatility in our results of operations, depending on the transactions that occur within a particular period.

          Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies. However, as a result of recent accounting pronouncements described below under “CRITICAL ACCOUNTING POLICIES”, some of our group companies and new companies in which we may invest may be accounted for at cost, thereby not affecting our results of operation.

          Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

TREND INFORMATION

          Technology industries are affected by economic trends and the condition of the capital markets. Since the second half of 2003, there has been a recovery in the technology sectors and capital markets from the downturn which commenced in 2001. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded significant gains from realizing certain of our holdings, mainly in 2004 as a result of the sale of our holdings in Elbit Systems Ltd. and in the second quarter of 2005 from the sale of most of our shares in Partner and the sale of all of our shares in Oren (see ITEM 4 “Information on the Company”). Should the improvement in the technology sectors and capital markets continue, we anticipate that it will have a positive effect on our group companies and their ability to raise additional capital. In addition, during 2004 and 2005 we invested approximately $48.3 million in new companies (see Item 4 “Information on the Company” for more information regarding new investments in 2005) and an additional $64.8 million in existing group companies (mainly in Given Imaging) including an amount of $12.4 million in consolidated subsidiaries.

CRITICAL ACCOUNTING POLICIES

          We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States (“US GAAP”). Our significant accounting policies are more fully described in Note 2 to our Consolidated Financial Statements included elsewhere in this report. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Principles of accounting for holdings in group companies;

•	Business combinations and purchase price allocation;

•	Impairment of goodwill and other intangible assets;

•	Other-than-temporary decline in value of investments in group companies; and

•	Accounting for income taxes.

Principles of Accounting for Holdings in Group Companies

          The various holdings that we have in our group companies are accounted for under several methods, based among others, on our level of ownership and the type and form of our holdings in our group companies, as described below.

Consolidation. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we own directly or through our subsidiaries, more than 50% of the outstanding voting securities of a company. However, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our representation on the board of directors and any minority participating rights and other factors which require management to make judgment and involve the use of significant estimates and assumptions.

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

          Notwithstanding the above, in January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, “Consolidation of Variable Interest Entities – An Interpretation of Accounting Research Bulletin No. 51” (“FIN 46”), relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) (FIN 46R), which replaced FIN 46. FIN 46R defines the provisions under which a Variable Interest Entity (“VIE”) should be consolidated. In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46R provides several exceptions to its scope, such as that an entity that is deemed to be a business need not be evaluated to determine if it is a VIE unless one of the conditions specified in FIN 46R exists. FIN 46R requires a VIE to be consolidated by the party with an ownership, contractual or other pecuniary interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no other variable interests absorb a majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary.

          As an operational holding company, we have made investments in and granted loans to companies that are engaged in various fields of high technology. Some of these companies are in their early stages of development and will require substantial external investments until they can finance their activities, they are currently engaged in, without additional support from other parties and may be considered VIEs. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors.

          Our assessment of whether a group company is within the scope of FIN 46R, whether a group company is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions regarding the fair value of certain entities and their variable interests. The estimates and assumptions include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights.

          As of December 31, 2005, Wavion, in which we hold approximately 37.8% is considered to be a VIE, but Elron is not its primary beneficiary. As of December 31, 2005, our maximum exposure to loss as a result of our involvement in Wavion does not exceed the carrying value of our investment in Wavion in the amount of approximately $0.8 million.

Equity Method. Group companies which we do not control, but over whom we exercise significant influence over the operating and financial policies and in which we hold common stock or in-substance common stock as defined in EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”) (which is further described below), are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company’s voting securities, however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several additional factors, including, among others, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors which may require management to make certain judgmental decisions regarding significant influence.

          EITF 02-14, which became effective at the beginning of the fourth quarter of 2004, defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. In certain holdings we invested, among others, in preferred shares which include rights, among others, such as cumulative and participating dividends, dividend preferences and liquidation preferences. Based on EITF 02-14, new companies in which we invested in the fourth quarter of 2004 and in 2005, namely Jordan Valley, Impliant, Teledata, NuLens and BrainsGate, are being accounted for at cost notwithstanding our significant influence in such companies, as the investment in these companies is not considered to be in-substance-common stock. Any assessment of whether we hold in substance common stock in a group company is judgmental in nature and involves the use of significant estimates and assumptions such as assessing the fair value of the subordinated equity of the group company.

          We also account for our interests in private equity funds under the equity method of accounting, based on our holding percentage.

          Under the equity method of accounting, a group company’s assets and liabilities are not included within our consolidated balance sheet and their results of operations are not reflected within our consolidated statements of operations. However, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our ownership level of the outstanding share capital of the group company. In circumstances where the equity method is being applied, our ownership in an investee is in the form of a preferred security or other senior security which is considered to be in-substance common stock and the investment in common stock is zero, we recognize equity method losses based on our ownership level in the particular investee security or loan held by us to which the equity method losses are being applied.

Other Methods. Our holdings in companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under three different methods:

•	Non-marketable securities are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations.

•

Marketable securities which are classified as available-for-sale are presented at fair market value and the effect of any unrealized change in market value is reflected in other comprehensive income (loss). When realized, gain or loss is included in our results of operations.

See below for a discussion of “Other-Than-Temporary Decline in Value of Investments in Group Companies”.

Business Combinations and Purchase Price Allocation

          Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to proportional interest in the acquired company’s assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill.

          The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is being allocated to identifiable net assets, intangible assets other than goodwill, in-process research and development (“IPR&D”) activities, and to goodwill. The amount allocated to IPR&D is being charged immediately to our results of operations in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No.

2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”). The amounts allocated to finite-lived intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life. In 2005 and 2004, IPR&D charges amounted to $1.1 million and $2.3 million (which are part of our share in the net income or loss of affiliated companies). IPR&D in 2004 resulted mainly from the purchase of Given Imaging shares for approximately $43.9 million.

          Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangibles acquired, the primary method we use is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which requires judgment which can impact our results of operations is estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries which are rapidly evolving and extremely competitive, the value of the intangible assets, including goodwill, their respective useful lives and the investments in companies is exposed to future adverse changes which can result in a charge to our results of operations (See also “Other-Than-Temporary Decline in Investments in Group Companies” under this section).

Impairment of Goodwill and Other Intangible Assets

          We conduct a goodwill impairment review at least annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important which could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. We test for impairment at a level referred to as a reporting unit. Determining fair value involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we may use a number of valuation methods including quoted market prices, discounted cash flows and revenue multipliers. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results. In 2005 and 2004, a goodwill impairment charge in the amount of $1.3 million and $2.0 million, respectively, was recorded with respect to the operation of the ET group in light of its results of operation (following the sale of this business, these charges are presented as part of the loss from discontinued operations in the statements of operations). At December 31, 2005, consolidated goodwill amounted to approximately $2.7 million.

          Other intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we use significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. In 2004 we recorded impairment charges of other intangible assets of $2.9 million with respect to the ET group in light of its results of operation (following the sale of this business, this charge is presented as part of the loss from discontinued operations in the statements of operations). In addition in 2004 we recorded impairment charges of other intangible assets of $4.2 million with respect to MediaGate due to our revised estimate about future proceeds from the sale of its technology. Intangible assets with an indefinite useful life are tested for impairment at least annually by comparing the fair value of the intangible asset to its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries which are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. At December 31, 2005, consolidated intangible assets, other than goodwill, amounted to approximately $2.8 million.

Other-Than-Temporary Decline in Value of Investments in Group Companies

          At the end of each reported period we evaluate whether an other-than-temporary decline in the value of an investment in a group company has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value relative to its carrying value, the investment is written down to its fair value by a charge to our results of operations.

          An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans and financial statements) and the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, specific conditions affecting the investment, such as in the industry or in geographic area, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries which are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future. In 2005 and 2004 we recorded write-downs in the amounts of $6.0 million and $1.5 million, respectively, with respect to certain group companies (in 2005 mainly with respect to Oncura and Avantry Ltd., and in 2004 mainly with respect to Textology Inc., 3DV and Ingeneo Ltd.).

Accounting for Income Taxes

          At the end of each reported period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our net deferred tax assets will be realized through future taxable income and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the likelihood to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumptions mainly with respect to our ability to realize investments in our group companies. Our ability to realize investments is mainly dependent upon factors such as the condition of the securities markets and other general economic conditions. As the securities markets for our group companies are highly volatile, changes in our assumptions and estimates may require us to increase the valuation allowance and therefore we may be required to include an expense within the tax provision in our statement of operations.

          As of December 31, 2005, deferred tax assets with respect to the corporate carryforward losses that are more likely than not to be realized in future years amounted to approximately $6.5 million ($10.6 million as of December 31, 2004). In 2005, we reduced our previous valuation allowance by $19.6 million, which included $13.3 million as a result of Elbit’s receipt of final tax assessment (of which $3.9 million was recorded as a reduction of goodwill since the deferred tax assets related to carryforward losses of Elbit incurred in periods prior to our acquisition of Elbit) and $5.0 million as a result of the sale of the ET group. In 2004, we reduced our previous valuation allowance by $28.7 million in respect of losses incurred in prior periods mainly due to the sale of our shares in Elbit Systems and due to final tax assessments for previous years.

          Deferred tax liabilities as of December 31, 2005 amounted to $9.5 million, mainly with respect to our investment in Partner which is accounted for as available-for-sale securities and with respect to our investment in Given Imaging which is accounted under the equity method.

          As of December 31, 2005 Elron had carryforward losses of approximately $69.0 million.

A.	Operating Results

Basis of Presentation

         Consolidation. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit, DEP and RDC) controlled subsidiaries. The following are our main subsidiaries:

2005	2004	2003

Elron TeleSoft[1]	Elron TeleSoft	Elron Telesoft
RDC	RDC	RDC
Galil Medical	Galil Medical	Galil Medical
SELA	SELA[6]	MediaGate
MediaGate	MediaGate	ESW
3DV	3DV4
Starling	Starling
Medingo[2]	ESW[5]
Enure[3]

[1] Sold on December 29, 2005.
[2] Established by RDC in the fourth quarter of 2005.
[3] Consolidated since the beginning of the fourth quarter of 2005.
[4] Consolidated following the purchase of a controlling interest during the first quarter of 2004
[5] Liquidated as of December 31, 2004 following the sale of all of its assets and business in 2003.
[6] Consolidated since the end of the second quarter of 2004.

Equity Method. Our main group companies held by us or through Elbit, DEP, Galil Medical and/or RDC accounted for under the equity method of accounting include:

2005	2004	2003

Given Imaging	Elbit Systems[2]	Elbit Systems
Oren Semiconductor[1]	Given Imaging	Given Imaging
NetVision	Oren Semiconductor	Oren Semiconductor
ChipX	NetVision	NetVision
Wavion	ChipX	ChipX
Notal Vision	Wavion	Wavion
AMT	Notal Vision	Notal Vision
Oncura	AMT	AMT
Pulsicom	Oncura	Oncura[3]
CellAct	Pulsicom	Pulsicom
	CellAct	CellAct
	SELA[3]	KIT[4]
3DV
Avantry (formerly: Witcom) [5]

1 Sold on June 10, 2005.
2 Sold on July 28, 2004.
3 Through the end of the second quarter of 2004.
4 Sold on March 31, 2004
5 Through December 31, 2003, following a merger with another Israeli company.

Cost. Our main group companies held by us accounted for under the cost method of accounting include:

2005	2004	2003

Jordan Valley	Jordan Valley	-
Impliant	Impliant
Teledata	Avantry
BrainsGate
NuLens

Available for Sale. Investments in Partner and EVS were accounted for by us as “securities available for sale” as of December 31, 2005, 2004 and 2003. Our investment in Zix was accounted for by us as “securities available for sale” as of December 31, 2004 and 2003.

Results of Operations

The following tables set forth our results of operations in the reported periods:

	Year ended December 31,

	2005	2004	2003

	(millions of $, except per share data)
Net income (loss)	47.3	84.1	(7.2)
Net income (loss) per share	1.61	2.87	(0.25)

The net income we reported in 2005 was mainly due to the following gains from changes in holding and dispositions of affiliated and other group companies:

(i)

a gain, net of tax, of approximately $45.4 million resulting from the sale of Partner’s shares. The tax expense relating to the aforementioned gain was decreased by approximately $9.4 million resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods, following our receipt of a final tax assessment;

(ii)	a gain, net of tax, of approximately $17.2 million resulting from the sale of Oren shares;

(iii)	a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering; and

(iv)	a tax benefit of $5 million, resulting from a decrease in our previous valuation allowance in respect of losses incurred on our investment in the ET group.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $23.0 million in 2005.

The net income we reported in 2004 included the following gains from changes in holding and dispositions of group companies:

(i)

a gain, net of tax, of approximately $91.5 million resulting from the sale of our holdings in Elbit Systems. The tax expense relating to the aforementioned gain was decreased by approximately $21.6 million resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods following our receipt of a final tax assessment;

(ii)

a gain, net of tax and minority interest, of approximately $6.7 million resulting from the sale of Given Imaging shares by RDC and the decrease in our direct and indirect interest in Given Imaging following the completion of Given Imaging’s secondary public offering;

(iii)	a gain of approximately $5.3 million resulting from the sale of our shares in KIT eLearning; and

(iv)

a gain, net after tax, of approximately $3.6 million resulting from the sale of Zix shares (which were received as consideration for the sale of the ESW business in 2003) for aggregate consideration of $8.1 million.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $23.3 million in 2004.

The net loss we reported in 2003 included the following gains from changes in holding and dispositions of group companies:

(i)	a gain, net after tax, of approximately $7.1 million, resulting from the sale of Partner shares in 2003;

(ii)	our share in the gain resulting from the merger in 2003 of the urology therapy units of Galil Medical and Amersham (later acquired by GE Healthcare) in the amount of approximately $4.4 million; and

(iii)

a gain of approximately $4.1 million resulting from the sale of substantially all of ESW assets and business to Zix and a gain, net of tax, of approximately $3.2 million resulting from the subsequent sale of Zix shares.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $24.2 million in 2003.

Subsequent to the sale of the ET group in 2005 and ESW in 2003 we operate in one segment. The following table summarizes our operating results in the reported periods:

	Year ended December 31,

	2005	2004	2003

	(millions of $)
Net revenues	12.6	11.3	9.1
Net loss from equity investments	(17.5)	(10.5)	(8.7)
Gains from disposal of business and affiliated companies and changes in holdings in affiliated companies	23.3	132.4	25.8
Other income, net	58.6	4.7	14.6
Finance income, net	5.5	1.4	0.8

Total income	82.5	139.3	41.6

Cost of revenues	7.9	6.8	5.9
Operating expenses*	17.8	16.5	22.6
Amortization of intangible assets	0.4	0.1	0.3
Impairment of long-lived assets	—	4.2	—

Total costs and expenses	26.1	27.6	28.8

Gain from continuing operations before income taxes	56.5	111.7	12.8
Taxes on income	(10.5)	(15.1)	(6.8)
Minority interest	5.2	(4.1)	(10.9)

Net income (loss) from continuing operations	51.2	92.5	(4.9)
Discontinued operations of the ET group (**)	(3.9)	(7.9)	(2.1)
Discontinued operations of ESW and others	—	(0.5)	(0.2)

Net income (loss)	47.3	84.1	(7.2)

* Excluding amortization of intangible assets and impairment of long lived assets which are presented as a separate line item.

** As described under ITEM 4, “Information on the Company”, in December 2005, we sold all our holdings in the ET group and accordingly the current period results of operations and the gain on the sale have been classified as discontinued operations, and prior periods results have been reclassified accordingly. The following table sets forth the composition of the discontinued operating results of the ET group for the reported periods:

	Year ended December 31,

	2005	2004	2003

	(millions of $)
Loss from operations	(4.1)	(7.9)	(2.1)
Gain on disposal	0.2	—	—

Loss from discontinued operations	(3.9)	(7.9)	(2.1)

The loss from operations in 2004 was primarily due to an impairment charge of long lived assets and goodwill in the aggregate amount of $4.9 million. In 2005, a goodwill impairment in the amount of $1.3 million was recorded.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004.

Income

Net revenues. Net revenues consisted of sales of products and services by our subsidiaries, mainly Galil Medical and SELA. The following table sets forth these revenues:

	Year ended December 31,

	2005	2004

	(millions of $)
Galil Medical	8.3	7.6
SELA[1]	4.2	3.3
Other	0.1	0.4

	12.6	11.3

1 SELA’s results have been consolidated since July 1, 2004

In 2005, Galil Medical recorded revenues of $8.3 million, compared to $7.6 million in 2004. Galil Medical’s revenues derived mainly from the supply of cryo products and R&D services to Oncura, in which it has a 25% ownership interest.

SELA recorded revenues of $4.2 million in 2005, compared to $5.1 million in 2004 (of which $3.3 million were in the second half of 2004 and was consolidated in our financial statements of 2004).

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under “Basis of Presentation”). Our share in net losses of affiliated companies amounted to $17.5 million in 2005, compared to $10.5 million in 2004. The increase in our share in net losses of our affiliated companies is primarily due to the sale of our holding in Elbit Systems in the third quarter of 2004, which positively contributed $4.7 million in the first half of 2004, and due to impairment charges of $5.1 million, with respect to our investment in Oncura (through Galil Medical) in 2005.

Highlights of the Results of Operations of Our Major Affiliates:

Given Imaging (Nasdaq: GIVN) (a 19.4% holding directly and indirectly through RDC as of December 31, 2005). Given Imaging, a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules, recorded revenues of $86.8 million in 2005, an increase of approximately 35% over the revenues recorded in 2004 of $65.0 million. The increase in revenues resulted primarily from the increase in sales of Given PillCam video capsule for the small bowel. Given Imaging’s net income in 2005 was $6.3 million, compared to $2.9 million in 2004. Given Imaging’s net income in 2005 included a special provision recorded in the second quarterof $1.8 million, before tax effect, for uncollectable sales tax related to its U.S. subsidiary.

Oncura (a 25% holding by Galil Medical as of December 31, 2005). Oncura, which markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment, recorded revenues in 2005 of approximately $72.1 million compared to $68.8 million in 2004 and its net loss amounted to $6.2 million compared to $2.2 million in 2004. The increase in the net loss resulted primarily due to the increase in operating expenses, mainly selling and marketing expenses. In light of Oncura’s results of operations, we recorded an impairment charge of $5.1 million in 2005 ($2.1 million after minority interest). Each of Galil Medical and GE Healthcare have confirmed their intention to continue providing financial support to Oncura through May 31, 2007 or such later date as may be agreed by them.

NetVision (a 39% holding as of December 31, 2005) (TASE: NTSN). NetVision provides internet services and solutions in Israel and commencing in the fourth quarter of 2004, international telephone services through voice over IP (VOIP). NetVision’s revenues increased in 2005 by 12.6% to $74.3 million (of which $3.3 million were derived from international telephony services) from $66.0 million in 2004 and its customer base at December 31, 2005 reached approximately 425,000 (of which approximately 272,000 were broadband) compared to 390,000 at the end of 2004 (of which approximately 225,000 were broadband). NetVision’s operating income in 2005 increased by 43.3% to $9.5 million, compared to $6.6 million in 2004 and its net income amounted to $5.4 million compared to $3.9 million in 2004. NetVision’s operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision’s NIS figures into US dollars at the representative rate of exchange prevailing at December 31, 2005 according to which $1.00 equaled NIS 4.603.

Wavion (a 38% holding as of December 31, 2005). Wavion is a developer of broadband wireless access systems for Wi-Fi networks. Wavion’s net loss amounted to $6.3 million in 2005, approximately the same as in 2004, which consists primarily of expenses relating to the development of its product.

ChipX (a 27% holding as of December 31, 2005). ChipX is a manufacturer of late stage programmable application-specific integrated circuits, or structured ASICs. ChipX’s revenues in 2005 amounted to $14.7 million, compared to $16.2 million in 2004, and its net loss amounted to $6.3 million, compared to $5.6 million in 2004. Revenues decreased as ChipX shifted from its previous product to the new structured ASIC products.

AMT (a 42% holding as of December 31, 2005). The AMT group develops technologies and products based on amorphous metals. AMT’s consolidated revenues in 2005 amounted to $3.6 million, compared to $2.6 million in 2004, and its consolidated net loss amounted to $3.9 million, compared to $3.0 million in 2004. AMT’s main subsidiary, AHT, which uses amorphous metals for heating products, recorded revenues of $2.6 million in 2005, compared to $1.2 million in 2004, and recorded a net loss of $1.9 million in 2005, the same as in 2004.

We expect that most of our group companies as well as new companies in which we will invest will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Our results of operations will therefore be affected by the extent of our share in their net losses (to the extent they are reported under the equity or consolidation method of accounting).

Results of operations of significant group companies which are accounted for other than under the equity method of accounting and whose results do not affect our results of operations.

Partner (Nasdaq: PTNR) (a 2% holding as of December 31, 2005). Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. Our investment in Partner is accounted for as available-for-sale securities. The market value of our investment in Partner as of December 31, 2005 amounted to $26.0 million. Almost all of the remaining Partner shares held by us as of December 31, 2005, amounting to approximately 3.1 million shares, are subject to certain transfer restrictions under Partner’s Israeli communications license but are no longer pledged to Partner’s lending banks.

In 2005, Partner recorded revenues of $1,113 million compared to $1,117 million in 2004 and its net income amounted to $77 million, compared to $102.4 million in 2004. Partner’s subscriber base as of December 31, 2005 was 2,529,000 compared to 2,340,000 at the end of 2004. Partner’s operating currency is the NIS and accordingly, all figures above are translations for convenience purposes of Partner’s NIS figures into U.S. dollars at the representative rate of exchange prevailing at December 31, 2005 according to which $1.00 equaled NIS 4.603.

Teledata (a 21% holding as of December 31, 2005). Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Teledata’s revenues in 2005 amounted to $55.9 million compared to $38.9 million in 2004 and its net income amounted to $1.8 million in 2005 compared to a net loss of $2.5 million in 2004. The increase in revenues resulted mainly from an increase in revenues from existing customers.

Jordan Valley (a 28% holding as of December 31, 2005). Jordan Valley is engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Jordan Valley’s revenues in 2005 increased to $10.4 million from $8.3 million in 2004, primarily due to the launch of new products. Jordan Valley’s net loss in 2005 was $0.1 million, compared to $0.7 million in 2004.

Gains from Disposal of Business and Affiliated Companies and Changes in Holdings in Affiliated Companies. Gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies in 2005 amounted to $23.3 million, compared to $132.4 million in 2004. The gain in 2005 resulted primarily from the following: (i) a gain of approximately $19.7 million (which after income taxes amounted to $17.2 million) resulting from the sale of Oren’s shares in consideration for $20.3 million; (ii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering; and (iii) a gain of $1.2 million (which after minority interest and income taxes amounted to $0.5 million) resulting from the exercise of a call option granted to a former senior executive of RDC to purchase 70,200 shares of Given Imaging for the aggregate exercise price of approximately $12,000.

The gain recorded in 2004 resulted primarily from the following: (i) a $104.6 million gain (which after income taxes amounted to $91.5 million) resulting from the sale of our holding in Elbit Systems; (ii) a $15.2 million gain (which after minority interest and income taxes amounted to $6.7 million) resulting from the sale of shares of Given Imaging by RDC and the decrease in our direct and indirect interest in Given Imaging following Given Imaging’s secondary public offering; and (iii) a gain of $5.8 million (which after minority interest and income taxes amounted to $1.4 million) resulting from the purchase by RDC of treasury shares amounting to approximately 3% of its outstanding shares from one of its shareholders (a former senior executive of RDC) in consideration for distribution of 200,000 shares of Given Imaging; and (iv) a $5.3 million gain from the sale of our share of KIT eLearning, for an immediate cash payment of $9.4 million (from which we received $5.7 million). Based on future earnings of KIT in 2006 and 2007, there may be an additional payment of up to $10 million, of which our share will be up to $5.7 million. If we receive this additional payment, we will record an additional gain.

Other Income, net. Other income, net, amounted to $58.6 million in 2005 compared to $4.7 million in 2004. The gain in 2005 was primarily due to the following (i) a $56.4 million gain (which after income taxes amounted to $45.4 million) from the sale of shares of Partner for approximately $94.0 million; (ii) a gain of $1.1 million ($0.7 million net of tax) from the sale of Zoran’s shares received as part of the consideration for Oren’s shares; and (iii) a gain from a dividend received from Partner in the amount of $0.4 million. The gain in 2004 resulted mainly from a $5.4 million gain, before tax, from the sale of shares of Zix received in consideration for ESW’s assets and business sold to Zix in 2003.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical and SELA (whose results have been consolidated since July 1, 2004). Cost of revenues in 2005 amounted to $7.2 million, compared to $6.3 million in 2004.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC’s corporate operations and of our subsidiaries, mainly Galil Medical, SELA, Starling and 3DV. The following table sets forth operating expenses (excluding amortization of intangible assets which is presented as a separate line item and amounted to $0.4 million in 2005 and $0.1 million in

2004, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate line item):

	Year ended December 31,

	2005	2004

	(millions of $)
Corporate	6.9	7.3
Galil Medical	2.8	2.3
SELA[1]	3.1	1.6
Starling	2.4	1.6
3DV	1.9	1.2
Other (mainly RDC)	0.7	2.5

	17.8	16.5

1SELA’s results have been consolidated since July 1, 2004

Operating expenses of Galil Medical in 2005 amounted to $2.8 million, as compared to $2.3 million in 2004, and its operating results amounted to an operating loss of $0.5 million compared to operating income of $0.1 million in 2004. The change in Galil Medical’s operating results was due to the commencement of the development of its cryotherapy technology for application in the women’s health field at the end of 2004. In November 2005, Galil Medical’s cryo products received FDA clearance for the treatment of breast fibroadenoma (non cancerous breast lumps).

SELA’s operating expenses amounted to $3.1 million in 2005, compared to $2.9 million in 2004 (of which $1.6 million was incurred in the second half of 2004 and was consolidated in our financial statements of 2004) and its operating loss amounted to $0.7 million compared to an operating income of $0.4 million in 2004 (of which $0.5 million was incurred in the second half of 2004 and was consolidated in our financial statements of 2004), resulting from the decrease in revenues recognized in 2005.

The decrease in operating expenses of the other companies resulted mainly from income recorded by RDC in 2005 with respect to the decrease in the fair value of call options held by RDC’s employees to purchase shares of affiliated companies.

Finance income, net. Finance income, net, amounted in 2005 to $5.5 million, compared to $1.4 million in 2004. The increase is mainly due to higher cash resources during the period as a result of the sale of our holding in Elbit Systems in 2004 for approximately $197 million and from the sale of Partner shares in the second quarter of 2005 for approximately $94.0 million. Income from interest in future periods is expected to decrease due to a decrease in cash resources mainly as a result of a cash dividend payment to our shareholders on September 27, 2005.

Income Taxes. Income taxes, net, amounted to $10.5 million in 2005 which included mainly $11.0 million of income taxes with respect to the gain from the sale of Partner shares (which includes an offset of $9.4 million due to the reduction in our previous valuation allowance with respect to losses incurred in prior periods following our receipt of a final tax assessment) and $2.4 million from the sale of Oren shares and approximately $3.0 million in respect of financing income. These were partially offset mainly by a tax benefit of $5.0 million, resulting from a decrease in our previous valuation allowance due to the sale of the ET group and an approximately $1.2 million adjustment of a prior year tax provision in Elbit. Income taxes, net, in 2004 were $15.1 million resulting mainly from the sale of our holding in Elbit Systems, the secondary public offering of Given Imaging, the purchase of treasury stock in RDC in consideration for distribution of Given Imaging’s shares and the sale of Zix shares. Income taxes were partially offset by a tax benefit in the amount of $2.9 million due to the change in the Israeli tax rate enacted in 2004 and a $1.5 million tax benefit related to the impairment of future royalties to be received by MediaGate.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003.

Income

Net revenues. Net revenues consisted of sales of products and services by our subsidiaries, mainly Galil Medical and SELA (which results have been consolidated since July 1, 2004). The following table sets forth revenues:

	Year ended December 31,

	2004	2003

	(millions of $)
Galil Medical	7.6	7.6
SELA	3.3	—
MediaGate	—	1.5
Other	0.4	0.1

	11.3	9.2

Galil Medical’s revenues in 2004 and in 2003 (from July 1, 2003) were derived mainly from the supply of cryo products and R&D services to Oncura, in which it has a 25% ownership interest.

SELA recorded revenues of $5.1 million in 2004 (of which $3.3 million were in the second half of 2004) compared to $4.3 million in 2003.

Share in net losses of affiliated companies. The share in net losses of affiliated companies amounted to $10.5 million in 2004, as compared to $8.7 million in 2003. As a result of the completion of the sale of our holding in Elbit Systems during the third quarter of 2004, our share in net income of Elbit Systems was included through the end of the second quarter of 2004 based on Elbit Systems’ unaudited financial report as of June 30, 2004 and amounted to $4.7 million. Our share in the net income of Elbit Systems in 2003 amounted to $9.1 million. Elbit Systems revenues in 2004 through the end of the second quarter amounted to $445.3 million as compared to $420.9 million in the first half of 2003 and its net income amounted to $24.0 million as compared to $21.5 million in the same period of 2003.

Highlights of the Results of Operations of Our Major Affiliates:

          Given Imaging (a 20% holding directly and indirectly through RDC as of December 31, 2004). Given Imaging’s revenues in 2004 were $65.0 million, an increase of 60.4% over 2003 revenues of $40.5 million. As of December 31, 2004, cumulative unit sales of Given Imaging capsule for the small intestine had reached 171,800 and its installed base reached more than 1,300 workstations in the United States and approximately 2,300 worldwide. Given Imaging’s gross profit increased to 72.7% of revenues in 2004 compared to 66.6% in 2003 and it reported net income of $2.9 million in 2004, compared to a net loss of $9.6 million in 2003.

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

          Oncura (a 25% holding through Galil as of December 31, 2004). Oncura’s revenues in 2004 amounted to $68.8 million and its net loss amounted to $2.2 million. Oncura’s revenues in the period since commencing operation on July 1, 2003 and through December 31, 2003 amounted to $31.4 million and its net loss amounted to $0.9 million.

          NetVision (a 46% holding as of December 31, 2004). In 2004 NetVision continued to experience increased competition in gaining broadband Internet services market share, resulting from the transition of customers to broadband Internet services. Nonetheless, NetVision revenues increased in 2004 by 7.6% to $70.5 million from $65.5 million in 2003 and its customer base at December 31, 2004 reached approximately 390,000 (of which approximately 225,000 were connected through broadband) compared to 341,000 at December 31, 2003 (of which approximately 146,000 were connected through broadband). NetVision’s operating income increased by 47.2% to $7.3 million in 2004 compared to $5.0 million in 2003 and its net income increased to $4.3 million in 2004 compared to $1.0 million in 2003. NetVision’s operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision’s NIS figures into US dollars at the representative rate of exchange prevailing December 31, 2004 according to which $1.00 equaled NIS 4.308.

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

          Wavion (a 38% holding as of December 31, 2004). Following a financing round in which Wavion raised $12.5 million in the second half of 2003, Wavion directed resources away from its subcontracting activities to R&D activities, resulting in a decrease in revenues from subcontracting services in 2004 to $0.1 million compared to $1.8 million in 2003 and an increase in its net loss which amounted to $6.3 million in 2004 compared to $1.7 million in 2003.

          ChipX (a 27% holding as of December 31, 2004). ChipX’s revenues in 2004 increased by 18% to $16.2 million from $13.7 million in 2003, primarily due to the launch of new products and the recovery in the semiconductor industry, and its net loss in 2004 decreased to $5.6 million from $7.8 million in 2003. In March 2004, ChipX raised $12.0 million in a private placement, the proceeds of which were being used to finance its sales and marketing efforts and development investments in its structured ASIC technology.

          AMT (a 40% holding as of December 31, 2004). During 2004 AMT completed a private placement of $6.0 million, in which we invested an additional $3.0 million. AMT’s consolidated revenues in 2004 amounted to $2.6 million, compared to $1.3 million in 2003 and its net loss in 2004 amounted to $3.0 million, compared to $3.5 million in 2003.

Results of operations of significant group companies which are accounted for other than under the equity method of accounting.

          Partner (an 8.6% holding as of December 31, 2004). At December 31, 2004, the market value of our investment in Partner amounted to approximately $136.2 million. The following are highlights of the results of operations of Partner for 2004 (all figures below are convenience translations of Partner’s nominal New Israeli Shekel (NIS) figures into US dollars at the rate of the exchange prevailing at December 31, 2004 according to which $1.00 equaled NIS 4.308). Partner’s revenues in 2004 increased to $1,193.3 million, up 15.1% from $1,037.1 million in 2003. Partner’s subscriber base at the end of 2004 was 2,340,000 as compared to 2,103,000 at the end of 2003. Partner’s net income in 2004 was $109.5 million, as compared to $269.9 million in 2003. The decrease in Partner’s net income in 2004 resulted primarily from the utilization of its accumulated tax loss carry forward and the creation of deferred tax asset in 2003 in the amount of $146.9 million.

          Jordan Valley (a 28% holding as of December 31, 2004). Jordan Valley’s revenues in 2004 increased to $8.3 million from $3.2 million in 2003, primarily due to the launch of new products for the semiconductor industry, and its net loss in 2004 decreased to $0.7 million from $2.5 million in 2003.

          Impliant (a 23% holding as of December 31, 2004). Impliant’s net loss in 2004 amounted to $3.3 million, compared to $2.3 million in 2003, mainly as a result of increase in research and development expenses.

Gains from Disposals of Businesses and Affiliated companies and Changes in Holdings in Affiliated Companies. Our gains from disposals of businesses and affiliated companies and changes in holdings in affiliated companies amounted to $132.4 million in 2004 compared to $25.8 million in 2003.

          The gain in 2004 consisted primarily from the following: (i) a $104.6 million gain (which after income taxes amounted to $91.5 million) resulting from the sale of our holding in Elbit Systems (we used Elbit Systems’ unaudited financial report as of June 30, 2004 in order to record the carrying value of our investment in Elbit Systems as of the date of sale and to determine the gain resulting from the sale); (ii) a $15.2 million gain (which after minority interest and income taxes amounted to $6.7 million) resulting from the sale of shares of Given Imaging by RDC and the decrease in our direct and indirect interest in Given Imaging following Given Imaging’s secondary public offering; (iii) a $5.3 million gain from the sale of our share of KIT to a subsidiary of Laureate for a cash payment of $9.4 million (from which we received $5.7 million) (based on future earnings of KIT in 2006 and 2007, there may be an additional payment of up to $10 million, of which our share will be up to $5.7 million;. If we receive this additional payment, we will record an additional gain); (iv) a gain of $5.8 million (which after minority interest and income taxes amounted to $1.4 million) resulting from the sale of shares of Given Imaging in connection with the purchase by RDC of treasury shares amounting to approximately 3% of its outstanding shares from one of its shareholders (a former senior executive of RDC); and (v) a gain of $0.6 million resulting from the exercise of a call option granted to the chairman of our board of directors to purchase 21,751 shares of Given Imaging from us for the aggregate exercise price of approximately $49,000.

          The gain in 2003 was mainly due to the gain from the merger of the urology therapy business of Galil Medical and GE Healthcare in the amount of approximately $21.2 million (which after minority interest and income taxes amounted to $4.4 million) and the $4.5 million gain from the sale of 753,600 shares of Given Imaging held by RDC for approximately $7.8 million and changes in our holding in Given Imaging as a result of exercise of options.

          Other Income (expenses), net. Other income, net, amounted to $4.7 million in 2004 compared to $14.6 million in 2003. The gain in 2004 included mainly a $5.4 million gain, before tax, from the sale of shares of Zix received in consideration for ESW’s assets and business sold to Zix in 2003, a $0.5 million loss representing the funding of 3DV’s previous years’ losses and $0.8 million write down of investment, mainly with respect to Textology.

          The gain in 2003 resulted primarily from the following: (i) the sale of Partner shares for approximately $29.3 million which resulted in a $11.1 million gain before tax; (ii) the sale of shares of Zix for approximately $9.0 million which resulted in a $4.8 million gain before tax; and (iii) a $2.0 million gain, before tax, from the sale of all of our shares of 24/7 Real Media shares (Nasdaq: TFSM) for approximately $5.2 million. These gains were partially offset by $3.7 million of write-downs mainly with respect to Cellenium and Textology.

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

          Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our subsidiaries, mainly Galil Medical, MediaGate, 3DV (the results of which have been consolidated since January 1, 2004) and SELA (the results of which have been consolidated since July 1, 2004), and of our and RDC’s corporate operations. The following table sets forth operating expenses. The operating expenses presented below for 2004 exclude impairment and amortization of intangible assets in the amount of $0.1 million ($0.3 million in 2003), which also constitute part of operating expenses under US GAAP but for presentation purposes is included as a separate line item:

	Year ended December 31,

	2004	2003

	(millions of $)
Corporate	7.3	7.1
Galil Medical	2.3	10.4
SELA	1.6	—
MediaGate	—	3.1
Starling	1.6	—
3DV	1.2	—
Other (mainly RDC)	2.5	2.0

	16.5	22.6

          Operating expenses of Galil Medical in 2004 decreased to $2.3 million from $10.4 million in 2003, resulting in operating loss of $0.1 million, compared to $7.6 million in 2003. The decrease in Galil Medical’s operating expenses and operating loss was mainly due to the merger of the urology therapy units of Galil Medical and GE Healthcare which resulted in a significant decrease in Galil Medical’s marketing and selling expenses. Galil Medical started at the end of 2004 to develop its cryotherapy technology for application in the women’s health field.

          The decrease in MediaGate’s operating expenses resulted from the sale of its assets and business to Telrad in January 2004, following which MediaGate ceased its operations.

          SELA’s operating expenses amounted to $2.9 million in 2004 (of which $1.6 million were incurred in the second half of 2004 and the amount was consolidated in our financial statements of 2004), compared to $2.4 million in 2003 and its net income amounted to $0.2 million, compared to $0.1 million.

          Impairment. An impairment charge of $4.2 million ($2.7 million net of tax) was recorded with respect to future royalties to be received by MediaGate in connection with the sale of MediaGate’s business in January 2004 to Telrad. The write-off was due to our revised estimate about the realizability of future royalties. However, MediaGate’s bank loan in the amount of approximately $2.6 million, which was secured by a first ranking pledge over these future royalties and which was not guaranteed by us, was not written-off even though it could only be repaid from royalties to be received. This is in accordance with SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - A Replacement of FASB Statement 125”, which allows derecognition of a liability only if it has been extinguished, either through payment or when the debtor is legally released from being the primary obligor under the liability. In the first quarter 2006, we recorded a gain of approximately $2.7 million resulting from the extinguishment of the loan as a result of an agreement signed with the bank.

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

          Income taxes, net, in 2003 were $6.8 million, which included mainly $7.0 million of income taxes with respect to the sale of shares of Partner, Given Imaging and 24/7 Real Media as well as with respect to the merger of the urology therapy units of Galil Medical and GE Healthcare and a tax benefit of $1.7 million mainly with respect to corporate expenses, net.

B.	Liquidity and Capital Resources

          Consolidated cash, debentures and deposits at December 31, 2005, were approximately $143.8 million compared with $188.1 million at December 31, 2004. At December 31, 2005, corporate cash, debentures and deposits were $133.8 million compared with $175.7 million at December 31, 2004.

          The main sources of corporate cash and other liquid instruments in 2005 were $94.0 million of proceeds from the sale of Partner shares, $10.5 million cash proceeds from the sale of shares in Oren, $8.8 million from the sale of Zoran shares received as part of the consideration for Oren’s shares, $2.2 million repayment of loan by NetVision and $2.1 million proceeds from the sale of the ET group.

          The main uses of corporate cash and other liquid instruments in 2005 were an $88.5 million dividend, income tax payments of approximately $27.1 million (mainly with respect to the sale of Elbit Systems shares in 2004 and Partner shares in 2005) and $40.5 million of investments (including loans) in new and existing group companies as detailed below (in millions of $):

Consolidated companies (*)

Starling	1.5
Galil Medical	0.8
3DV	0.7
Enure	4.0
Other	2.1

9.1

Affiliated companies and other investments

Wavion	1.4
Teledata	16.0
Brainsgate	6.9
Nulens	1.7
AMT	1.4
Jordan Valley	1.4
Impliant	1.0
Other	1.6

31.4

Total corporate investments	40.5

       * These investments do not affect the cash included in the consolidated financial statements.

          In addition, during 2005 RDC invested $6.1 million, which included $0.6 million in a new company established at the end of 2005 (Medingo) which is developing a miniature disposable insulin dispenser for insulin dependent diabetic patients.

          Consolidated working capital at December 31, 2005 amounted to $136.2 million compared to $162.2 million at December 31, 2004. The decrease is mainly due to the decrease in corporate cash and other liquid instruments.

          Consolidated loans at December 31, 2005, were approximately $7.3 million, compared to $7.5 million at December 31, 2004. In the first quarter of 2006 MediaGate’s bank loan in the amount of approximately $2.8 million was settled in consideration for $0.1 million. As a result, we recorded in the first quarter of 2006 a gain of approximately $2.7 million.

Subsequent to December 31, 2005 and through May 31, 2006, we invested an additional aggregate amount of approximately $17.1 million in new and existing group companies as detailed below:

Consolidated companies
(*)

RDC	2.0

Total	2.0

Affiliated companies and other investments

Wavion	1.4
NuLens	2.6
Partner	5.3
Safend	3.5
ChipX	2.3

Total	15.1

Total corporate investments	17.1

*	These investments do not affect the cash included in the consolidated financial statements.

          On June 8, 2006 we invested additional $2.5 million in AMT.

          Our investment policy for managing our funds is in general to invest in bank deposits and U.S. government securities with high liquidity.

          We believe that our existing capital will be sufficient to fund our and our subsidiaries’ operations and our investment plan in existing and new companies for at least the next twelve months.

          Shareholders’ equity at December 31, 2005, was approximately $302.1 million, representing approximately 85% of total assets, compared with $389.1 million, representing approximately 78% of total assets at December 31, 2004. The decrease in shareholders’ equity is mainly due to our dividend distribution in 2005.

Market Risk

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure. As part of this policy, in 2005 we hedged the dollar value of the expected proceeds from the sale of our shares in Partner by the purchase of call options and by selling put options, at a dollar/NIS exchange rate ranging from $4.36 to $4.44 for a period of 81 days. This transaction had no material effect on our results of operations.

Interest Rate Risks

We are exposed to market risks resulting from changes in interest rates, relating primarily to our debentures and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2005, we held U.S. government debentures with a market value of approximately $62.6 million. The market value of the debentures depends on changes and expectations of changes in the interest rates in the United States and general market conditions in the United States. At December 31, 2005, all of our debentures and short-term deposits were fixed rate based with an average annual rate of 3.7% and a weighted average maturity of approximately 1.7 years. In 2005, as a result of increase in interest rates, we recorded an other than temporary decline in value, net of tax, of approximately $0.6 million on debentures held by us.

Exchange Rate Risk

Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of our principal subsidiaries and affiliated companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries’ assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets. See above regarding the hedging of the dollar value of the proceeds from the sale of our shares in Partner.

Equity Price Risk

We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2005 we directly and indirectly held shares of publicly traded companies, primarily Given Imaging, Partner, NetVision and EVS. Stock prices in the industries of these companies, and of these companies themselves, have historically experienced significant volatility. Changes in the market value of our publicly traded holdings, including holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2005, the market value of our holdings in public securities was approximately $197.0 million. At December 31, 2005, no instruments were used to hedge the risk of equity price fluctuations.

Changes in the market value of our available-for-sale securities (Partner and EVS) are reported in other comprehensive income, which is included as a component of shareholders’ equity, and not as part of our results of operations. The market value of our available-for-sale securities as of December 31, 2005 amounted to $27.85 million.

C.	Research and Development

          Since we, through our group companies, engage in fields of high-technology, our group companies invest significant resources in research and development (“R&D”) activities.

          The combined R&D costs of all group companies amounted to approximately$43.5 million in 2005, $58.9 million in 2004 and $85.1 million in 2003 (including R&D expenses of Elbit Systems which was sold in the second half of 2004 in the amount of $0, $27.1 million and $54.9 million, in 2005, 2004 and 2003, respectively). The decrease in R&D costs in 2005 as compared to 2004 was primarily due to the sale of Elbit Systems. This decrease was offset by the R&D expenses of our new affiliates and subsidiaries in which we invested at the end of 2004 and during 2005, including Jordan Valley, Impliant, Teledata, BrainsGate, NuLens, Enure and Medingo as well by the increase in the R&D expenses of our group companies, mainly RDC, Given Imaging, Galil Medical, Oncura, 3DV, Starling and SELA. The decrease in R&D costs in 2004 as compared to 2003 was primarily due to the sale or discontinued operations of some of our group companies during 2003 and 2004 (mainly Elbit Systems in July 2004, ESW and MediaGate), which was partially offset by an increase in R&D expenses in some of our group companies (mainly Wavion, Starling and ChipX).

          Our consolidated research and development costs amounted to $6.2 million, $2.9 million and $3.3 million in 2005, 2004 and 2003, respectively. The increase in the consolidated R&D costs resulted mainly from the increase in R&D expenses of our subsidiaries RDC, Galil Medical, Starling and 3DV as well as from our new consolidated companies, Medingo and Enure (both consolidated since the fourth quarter of 2005) and SELA (consolidated since the second half of 2004).

D.	Trend Information

          “Trend Information” pertaining to our group companies and us is incorporated by reference to Item 4, “Information on the Company” of this Report and this Item 5 under “Results of Operations”.

E.	Off Balance Sheet Arrangements

There is no principal amount of off balance sheet transactions.

F.	Tabular Disclosure of Financial Obligations

          At December 31, 2005, we and our subsidiaries had no material contractual obligations which are expected to affect our consolidated cash flow in future periods, except for lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (in million of $):

Type of Obligation*	2006	2007	2008	2009	2010	Total

Loans from banks	3.8	—	—	—	—	3.8
Loans from other	2.1	1.4	—	—	—	3.5
Operating leases	0.8	0.7	0.4	0.2	—	2.1

* Does not include accrued severance pay and retirement obligation of $2.6 million at December 31, 2005.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

          As of May 31, 2006, our executive officers and directors are as follows:

Name	Age	Position

Ami Erel (5)	59	Chairman of the Board of Directors
Avraham Asheri (1)(4)	68	Director
Prof. Gabi Barbash	56	Director
Prof. Yair Be’ery	49	Director
Nochi Dankner(5) (6)	51	Director
Avraham Fischer(5)	49	Director
Yaacov Goldman (1)(2)(3) (4)	50	External Director
Ari Bronshtein(5)	36	Director
Shay Livnat(5) (6)	47	Director
Dori Manor(5) (6)	39	Director
Professor Daniel Sipper(1)(2)	73	External Director
Doron Birger	55	President and CEO
Moshe Fourier	58	Vice President, Chief Technology Officer
Rinat Remler	34	Vice President, Chief Financial Officer
Yair Cohen	51	Vice President
Assaf Topaz (7)	35	Vice President

1.	Member of our audit committee.

2.	External director under the Israeli Companies Law.

3.	Designated Financial Expert under Sarbanes-Oxley Act of 2002.

4.	Designated Financial Expert under Israeli Companies Law.

5.	Director or Officer of IDBH, IDBD and/or DIC.

6.	See Item 7A – “Major Shareholders”.

7.	Assaf Topaz is the husband of Michal Topaz, daughter of Ruth and Isaac Manor. See Item 7A – “Major Shareholders.”

          Ami Erel has served as the Chairman of our Board of Directors of Elron since November 1999 and served as our Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President and Chief Executive Officer of DIC since June 1, 2001. Mr. Erel is also Chairman of the board of directors of Cellcom Israel Ltd., NetVision and Scailex Corporation (formerly Scitex Corporation) and serves as a director of Property and Building Corporation Ltd. and Super-Sol Ltd. Mr. Erel also serves as the Chairman or a member of the boards of various other subsidiaries and affiliates of DIC and Elron. From 1997 to 1999, Mr. Erel served as President and Chief Executive Officer of Bezeq-The Israel Telecommunications Corp. Ltd. (“Bezeq”). From 1997 to 1998, he was Chairman of the board of directors of PelePhone Communications Ltd. As of January 2005, Mr. Erel serves as Chairman of the Executive Committee of the Manufacturers Association of Israel. From January 2000 to January 2004, Mr. Erel served as Chairman of the Board of Israel Association of Electronics & Information Industries. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

          Avraham Asheri joined Elron as a director in December 1999. He serves as the Chairman of our Audit Committee. He is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Africa Israel Investments Ltd., Elbit Systems Ltd. and Scailex Corporation Ltd. (formerly Scitex Corporation Ltd.) Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as Senior Executive Vice President and a member of its management committee, Mr. Asheri held the position of Director General of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including Managing Director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University in Jerusalem.

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

          Prof. Yair Be’ery joined Elron as a director in January 2004. Since 1985, Prof. Be’ery has been with the Department of Electrical Engineering at Tel Aviv University and served as its Chairman from 1999 until 2003. From 1998 until 2005, Prof. Be’ery worked with Benny Steinmetz’s Group and co-founded STI Ventures, a high technology venture investment company. From 1989 until 1996, Prof. Be’ery served as Vice President of Advanced Technology of the DSP Group Inc. Prof. Be’ery serves as a member of the board of directors of Teledata, one of our group companies. Prof. Be’ery is also a member of the advisory boards of ChipX, also one of our group companies, and Mplicity Ltd. Prof. Be’ery served previously on the boards of directors and advisory boards of numerous Israel-related technology companies. Prof. Be’ery holds B.Sc., M.Sc. and Ph.D. degrees (Electrical Engineering) from Tel Aviv University, Israel.

          Ari Bronshtein joined Elron as a director in March 2006. In January 2006, Mr. Bronshtein joined DIC as Vice-President. From 2004 to 2005, Mr. Bronshtein served as Vice President and head of the Economics and Business Development division of Bezeq. From 2000 to 2003, Mr. Bronshtein served as Director of Finance and Investments at Bezeq. From 1999 to 2000, Mr. Bronshtein served as Manager of business analysis at Comverse Technologies, Inc. From 1996 to 1999, Mr. Bronshtein served in various positions at Tadiran Ltd., his last position being Director of the Finance and Investments division. Mr. Bronshtein serves as a director of American Israeli Paper Mills Ltd., and as an external director and chairman of the investment committee of Koor - Tadiran Gemel. Mr. Bronshtein has previously served as a director of Bezeq International Ltd., Xpert Systems Ltd. and Simcha Urieli & Sons Engineering & Construction Company Ltd. In

addition, Mr. Bronshtein has served as an external director and member of the investment committee of Dash Mutual Fund Management Ltd. Mr. Bronshtein has also served as chairman of the investment committee of Stage One and as a member of the investment committee of Eurofund, both venture capital funds. Mr. Bronshtein holds a Bachelors Degree in Finance and Management and Masters Degree in Finance and Accounting, both from Tel Aviv University.

          Nochi Dankner joined Elron as a director in June 2005. Mr. Dankner is the Chief Executive Officer and Chairman of the board of directors of IDBH and serves as Chairman of the board of directors of IDBD, DIC and Clal Industries and Investments Ltd. Mr. Dankner is the founder of the Ganden Group and serves as a director of companies in the Ganden Group which holds investments in companies operating primarily in the fields of real estate and tourism, including as Chairman of Ganden Holdings Ltd. and Ganden Investments (2000) Ltd. and as Co-Chairman of Ganden Tourism and Aviation Ltd. and Israir Ltd. In addition, Mr. Dankner serves as a director of Cellcom Israel Ltd., Clal Insurance Company Ltd., Nesher-Israeli Cement Enterprises Ltd., Property and Building Corporation Ltd., Azorim Investments, Development and Construction Company Ltd., Super-Sol Ltd. and other public and private companies in the IDB group. Mr. Dankner is Chairman of the IDB Fund “For the Community” and is a member of “Matan - Your Way to Give”, a non-profit organization. Mr. Dankner also serves as a member of the Management Committee of the Association of Friends of the Tel Aviv Sourasky Medical Center, and as a member of the Board of Trustees of the Tel Aviv University. Mr. Dankner holds an LL.B. degree from the Tel Aviv University and a Bachelor of Arts degree in Political Science from Tel Aviv University.

          Avraham Fischer joined Elron as a director in August 2003. He is the Executive Vice President of IDBH, the deputy Chairman of IDBD, Co-Chief Executive Officer of Clal Industries and Investments Ltd. and Chairman of Clal Biotechnology Industries Ltd. In addition, he is a partner of Fischer, Behar, Chen & Co., a leading Israeli law firm. Mr. Fischer is the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism, and is the co-founder and Vice-Chairman of Ganden Holdings Ltd., which is the principal shareholder of IDB Holding Ltd. He serves as a director of Clal Industries & Investments Ltd., IDBH, DIC, Scailex Corporation (formerly Scitex Corporation Ltd.), ECI Telecom Ltd., American Israeli Paper Mills Ltd., Vyyo Inc. and several other companies. Mr. Fischer is a co-chairman of “Matan – Your Way to Give”, a non-profit organization. Mr. Fischer holds an LL.B. degree from the Tel Aviv University and is a member of the Israeli bar association.

          Yaacov Goldman joined Elron as an external director in March 2003 and was reappointed as an external director for a second three year term in March 2006. He serves as a member of our Audit Committee and is our designated financial expert on the audit committee. Mr. Goldman also serves as a director of Bank Leumi Le’Israel B.M., Mer Telemanagement Solutions Ltd., Golden House Ltd. and Renewable Resources Ltd. Mr. Goldman serves as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel. Commencing in 1981 Mr. Goldman worked for Kesselman & Kesselman (member firm of PriceWaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets &

Investments Ltd. Mr. Goldman is a certified public accountant in Israel, having received his Bachelor of Economics and Accounting from the Tel Aviv University.

          Shay Livnat joined Elron as a director in June 2005 and is the founder, President & Chief Executive Officer of Zoe Holdings Ltd. He is also the founder and co-chairman of UPS Israel and UTI (Isuzu) Israel. Since 2004, Mr. Livnat has been a director of IDBD, Clal Industries and Investments Ltd., Clal, Scaelix Corporation and Scitex Vision Ltd. Since 1992, Mr Livnat has been a director of Taavura Holdings Ltd. Between 1988 and 1998, Mr. Livnat was the Managing Director of Tashtit Ltd (DAF, Liebherr) and Vice-President of the Taavura Group. Mr. Livnat holds a Bachelor of Science in Electrical Engineering, Fairleigh Dickinson University, New Jersey, USA.

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

          Doron Birger joined Elron in 1994 as Vice President of Finance. Mr. Birger has served as President and Chief Executive Officer of Elron since August 2002, President since September 2001, Chief Financial Officer from 1994 to May 2002 and Corporate Secretary from 1994 to September 2001. Mr. Birger is Chairman of Given Imaging and ChipX Corporation as well as a director of RDC, NetVision, Teledata and various others of our group companies. From 1991 to 1994, Mr. Birger was Vice President-Finance at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. From 1979 to 1981, Mr. Birger was the Chief Financial Officer of Fibronics Ltd. Mr. Birger is a member of “Young Entrepeneurs”, a non-profit organization, and a director of the National Science & Technology Museum in Haifa. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.

          Moshe Fourier joined Elron as Vice-President and Chief Technical Officer on June 1, 2000. Mr. Fourier serves as a director of Wavion, Starling and other Elron group companies. From 1999 to 2000, he served as the Chief Operations Officer for Terayon Communications’

broadband voice division, one of the leading companies that provides cable modems and telecommunications solutions over the cable television infrastructure. From December 1993 until 1999, he joined the founder of Telegate and jointly initiated this start-up providing telecommunications equipment for delivering voice, data and video over cable television infrastructure, and served as Deputy Chief Executive Officer and Vice President of Research and Development and Technology. In June 1992, he joined RADA Electronic Industries as Vice President of Engineering. In August 1975, Mr. Fourier joined Astronautics Corporation of America - the Israeli division, as the first engineer and was promoted in 1978 to Vice President of Engineering. Mr. Fourier holds a bachelor of science degree in electrical engineering (BSEE) and an associated electrical engineering degree from the Technion, Israel Institute of Technology.

          Rinat Remler joined Elron in April 2000 as Director of Finance and in November 2005 was appointed as Vice President & Chief Financial Officer. From 1997 to 2000, Ms. Remler worked for Luboshitz Kasierer, a leading Israeli auditing firm, now part of Ernst & Young International. Ms. Remler serves on the boards of directors of NetVision, RDC and other Elron group companies. Ms. Remler was a lecturer in accounting and economics at the University of Haifa from to 1997 to 1998 and at the Technion, Israel Institute of Technology, from 1995 to 1997. Ms. Remler holds a BA degree in Economics from the Haifa University (summa cum laude) and a M.A. degree in Business Administration from the Technion, Israel Institute of Technology. Ms. Remler has been a licensed CPA in Israel since 1997.

          Yair Cohen joined Elron in July 2005 as Vice President. Prior to joining Elron, Mr. Cohen served since 2000 as Brigadier General of the special Unit 8200, the central military intelligence unit of the Israeli Defense Force, engaged in the development of state of the art technology. Mr. Cohen serves on the Boards of Directors of RDC, Galil Medical and other Elron group companies. Mr. Cohen holds a BA degree in History and Arabic (summa cum laude) from Bar-Ilan University, Israel, and a M.A. degree in Management of National Resources (summa cum laude) from Industrial College (NDU), Washington D.C.

          Assaf Topaz joined Elron in April 2004 as Director of Business Development and in April 2005, was appointed as Vice President. Mr. Topaz serves as director of Enure Networks and Jordan Valley Semiconductor. Prior to joining Elron, from 1998 to 2002, Mr. Topaz was co-founder and Chief Operations Officer of Gilian Technologies, Inc, a technology company engaged in the web security market. From 1996 to 1998, Mr. Topaz was a business development executive for Euro Tel Aviv, an advertising agency. From 1995 to 1996, Mr. Topaz was an account executive at McCann Erickson-Kesher Advertising Ltd. Mr. Topaz holds a B.A., Economics and Geography from the Hebrew University of Jerusalem, Israel and a Masters Degree in Business from Stanford University.

B.	Compensation

          During the year ended December 31, 2005, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of approximately $2,192,000. This amount does not include amounts expended by us for automobiles made available to our officers in the aggregate amount of $38,000.

          The following table sets forth the approximate aggregate compensation paid by us during the fiscal year ended on December 31, 2005 to all of our directors and officers.

	Cash and Cash-Equivalent Forms of Compensation (in thousands of U.S. $)

2005(1)	Salaries, Fees, Directors’ Fees, Commissions and Bonuses	Securities(2) or Property, Insurance Benefits or Reimbursements and Personal Benefits

All Directors	245	—
All Officers	1,734	213

(1)	Does not include an increase in provision for vacation in the amount of approximately $30,000.
(2)	See “Share Ownership” under this Item 6 and “Compensation of the Chairman under Item 7- Related Party Transactions.

C.	Board Practices

          None of our directors have service contracts with us or any of our group companies providing for benefits upon termination of employment. Two of our directors have consulting agreements with us pursuant to which they provide services to us. See Item “7” – Related Party Transactions”. Compensation of our officers is recommended by our senior management and approved by the board of directors or a committee of the board of directors. Compensation of all other employees is determined by our senior management.

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

•

service as an office holder, as defined below in Item 10, excluding service as a director who was appointed to serve as an external director in a company which is going to initially offer its shares to the public.

•

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

          Pursuant to a 2005 amendment to the Companies Law, a public company is required to appoint as an external director a person, who has “professional capability” or a person, who has “financial and accounting expertise”, provided that at least one of the external directors shall have “financial and accounting expertise”. In addition, pursuant to the same amendment to the Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “financial and accounting expertise” serving on the board of directors. The qualifications for “professional capability” and “financial and accounting expertise” are determined by regulations. In March 2006, we determined the minimum number of directors with “financial and accounting expertise” serving on our board of directors to be two. Mr. Goldman and Mr. Asheri are designated as our two directors with financial and accounting expertise.

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

          The initial term of an external director is three years and may be extended for an additional three years. Both of our external directors are currently serving their respective additional terms, which end in 2007 and 2009, respectively. External directors may be removed only in a general meeting, by the same percentage of shareholders as is required for their election, or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director and all of the external directors must be members of the audit committee.

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

Nasdaq Listing Standards

          Our ordinary shares are currently listed on the Nasdaq National Market and are subject to the rules and regulations established by Nasdaq as being applicable to listed companies. Rule 4350 imposes various corporate governance requirements on listed securities. Section (a)(1) of Rule 4350 provides that foreign private issuers are required to comply with certain specific requirements of Rule 4350, but, as to the balance of Rule 4350, foreign private issuers may comply with the laws of their home jurisdiction in lieu of the requirements of such sections of Rule 4350.

          We have chosen to follow the rules of our home jurisdiction, the Israeli Companies Law, in lieu of the requirements of Section 4350(c) relating to:

•	independence of the board of directors;

•	executive sessions of independent directors;

•	the requirement that compensation of executive officers is to be determined by an independent committee of the board or by the independent members of the board of directors;

•	the requirement that director nominees must be selected by an independent committee of the board or by the independent members of the board of directors.

The above requirements of Rule 4350 are not required under the Israeli Companies Law.

D.	Employees

          All of our employees are located in Israel. The following table sets forth, for the last three financial years, the number of our employees.

Period ended December 31,	2005	2004	2003

Management and Administration	22	22	22

          Certain provisions of Israeli employment laws and of Extension Orders based upon provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to employees in Israel by order of the Israeli Ministry of Labor. These provisions concern principally the length of the work day, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment. We generally provide employees with benefits and working conditions beyond the minimum requirements.

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

          Share Ownership

The number of our ordinary shares beneficially owned by each of our directors, and by our directors and officers as a group, as of May 31, 2006, is as follows:

Director	Ordinary Shares

Ami Erel, Chairman(1)	10,376	(2)
Avraham Asheri	0
Prof. Gabi Barbash	0
Ari Bronshtein(1)	0
Prof. Yair Be’ery	0
Nochi Dankner(1)	0
Avraham Fischer(1)	0
Yaacov Goldman	0
Shay Livnat(1)	0
Dori Manor(1)	0
Prof. Daniel Sipper	0
All officers and directors as a group	171,866	(3)

(1)	Director or officer of DIC, IDBD or IDBH. Ownership excludes shares beneficially owned by these companies.

(2)	Consists solely of options to purchase our ordinary shares, based on our share price as of May 31, 2006. See below Series 9 and Series 11 under “Stock Option Plans”.

(3)	Includes options to purchase 170,626 of our ordinary shares currently exercisable or exercisable within 60 days of May 31, 2006.

Stock Option Plans

As of May 31, 2006, 451,551 options to purchase our ordinary shares granted to our officers and employees were outstanding. Details concerning these options are as follows:

Series 9 Options

          The Chairman of our board of directors was granted options to purchase 58,154 of our ordinary shares (the “Series 9 Options”). The Series 9 Options were granted ratably over a period of three years commencing on February 2000 and are exercisable for a period of three years, commencing two years after the date of grant. Series 9 Options to purchase 38,768 of our ordinary shares, granted in February 2000 and 2001, have since expired.

          The per share exercise price of the Series 9 Options granted in February 2002 is $10.01. Upon exercise of the Series 9 Options, the option holder is granted a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date.

Series 10 Options

          There are outstanding options to purchase an aggregate of 25,000 of our ordinary shares which are held by two of our officers (the “Series 10 Options”). The Series 10 Options are exercisable at a price of $29.38 per share. The optionholders are entitled to exercise 25% of the amount granted, each year, starting in October 2001. The Series 10 Options will expire in October 2007.

Series 11 Options

          The Chairman of our board of directors was granted options to purchase 58,000 of our ordinary shares (the “Series 11 Options”). The Series 11 Options were granted ratably over a period of three years commencing in June 2001 and are exercisable for a period of three years, commencing two years after the date of grant. The first amount of 19,333 Series 11 Options was granted in June 2001 and expired in June 2006. The second amount of 19,333 Series 11 Options was granted in June 2002 and were exercised in December 2004 into 8,623 shares based upon a per share exercise price of $8.337. The third amount of 19,334 Series 11 Options was granted in June 2003. The per share exercise price of the Series 11 Options granted in June 2003 is $5.437.

          Upon exercise of the Series 11 Options, the option holder is granted a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date.

Series 12 Options

          There are outstanding options to purchase an aggregate of 24,000 of our ordinary shares held by one of our officers (the “Series 12 Options”). The Series 12 Options are exercisable at a price per share of $18.87 per share. The officer is entitled to exercise 25% of the amount granted each year, starting in February 2002. The Series 12 Options will expire in June 2008.

2003 Option Plan

          During May 2003, our Board of Directors adopted the 2003 Option Plan which was subsequently ratified by our shareholders on November 30, 2003. Under this plan, options to purchase an aggregate of up to 500,000 ordinary shares may be granted. The 2003 Option Plan provides that the exercise price per share shall be reduced by an amount equal to the amount of any dividend per share distributed. The optionees are entitled to exercise 25% of the amount granted, each year, commencing on the date of grant and expiring five years later. In granting the options, the Board of Directors selected the capital gains tax track pursuant to the new tax reform legislation which came into effect on January 1, 2003. For more details see Item 10 – “Taxation” – “Employee Stock Options.”

          The following options were granted by during the period May 2003 to March 2006 and remain outstanding:

Date of Grant	Aggregate No. of Options	Aggregate No. of Options Granted to Officers (or former Officers)		Exercise Price

May 2003	199,500	175,000		$5.00	(i)
December 2004	20,000	20,000		$9.41	(i)
July 2005	40,000	40,000		$7.84	(i)
November 2005	80,000	55,000	(ii)	$9.12
March 2006	5,000	—		$9.05

(i)	Exercise price reduced as a result of $3.00 dividend per share distributed in September 2005.

(ii)

30,000 options were issued under Section 3(i) of the Israeli Income Tax Ordinance due to the classification of the optionee as a “controlling person” under the Income Tax Ordinance. These options are still subject to shareholder approval. (For more details – see Item 10 – “Taxation” – Employee Stock Options.”)

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

          The following table sets forth, as of May 31, 2006, unless otherwise specified, the number of ordinary shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of May 12, 2006, there were a total of 526 holders of record of our ordinary shares, of which 416 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common stock is held of record in broker “street names.” United States holders of record held approximately 11% of our then outstanding ordinary shares.

Name and Address	Number of Ordinary Shares	Percent of Ordinary Shares

Discount Investment Corporation Ltd. (1) Tel Aviv, Israel	14,048,613	47.6%

Clal Insurance Group (2) Tel Aviv, Israel	109,972	0.4%
All Officers and Directors as a group (3)	171,866	0.6%

(1) IDBH is the parent of IDBD, which, in turn, is the parent of DIC and Clal Insurance Enterprise Holdings Ltd. (“Clal”). IDBH, IDBD, DIC and Clal are public companies traded on the Tel Aviv Stock Exchange.

As of May 31, 2006, approximately 51.7% of the outstanding share capital of IDBH was owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden Investments”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which held 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. (“Manor Investments”), a private Israeli company controlled by Ruth Manor, which held 10.37% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat Investments”), a private Israeli company controlled by Avraham Livnat, which held 10.34% of the equity of and voting power in IDBH. Ganden Investments, Manor Investments and Livnat Investments, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023 (“IDB Shareholders Agreement”). Ganden Investments, Manor Investments and Livnat Investments pledged their shares of IDBH to a financial institution as collateral for the repayment of loans borrowed to purchase such shares.

In addition, as of May 31, 2006, (i) Ganden Holdings Ltd. (“Ganden Holdings”), another private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which is the parent company of Ganden Investments, held directly approximately 11.38% of the equity and voting power of IDBH, (ii) Ganden Investments additionally held directly approximately 6.71% of the equity in IDBH, (iii) Shelly Bergman held, though a wholly owned company, approximately 7.23% of the equity of and voting power in IDBH, (iv) another private Israeli company controlled by Ruth Manor, which is the parent company of Manor Investments, held approximately 0.03% of the equity and voting power in IDBH and (v) another private Israeli company controlled by Avraham Livnat, which is the parent company of Livnat Investments, held approximately 0.04% of the equity and voting power in IDBH. Substantially all of the additional shares of IDBH set forth in (i) and (ii) above held directly by Ganden Holdings and Shelly Bergman’s wholly owned company, were acquired with borrowed funds and are pledged to each respective shareholder’s lending institution. None of the shares set forth in (i) –(v) above are subject to the IDB Shareholders Agreement.

Ganden Investments, Manor Investments and Livnat Investments have pledged their shares of IDBH in favor of certain financial institutions as collateral for the repayment of certain loans borrowed by them in order to finance part of the consideration paid for the shares of IDBH purchased by them. The lenders may realize these pledges in certain events described in the agreements with such financial institutions.

Nochi Dankner is Chairman of IDBH, IDBD and DIC and a director of Clal and Elron. Zehava Dankner (the mother of Nochi Dankner) is a director of IDBH, IDBD and DIC and Clal. Zvi Livnat (a son of Avraham Livnat) is a director of IDBH, IDBD and DIC. Shay Livnat (a son of Avraham Livnat) is a director of IDBD and Elron. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.

          DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.

(2) The Clal Insurance Group is comprised of Clal and its subsidiary companies, which are deemed to be major shareholders of the Company. Clal is majority owned by IDBD, the parent company of DIC, which in turn is a controlling shareholder of the Company. As of May 31 2006, the other major shareholder of Clal was Bank Hapoalim, which held approximately 17.53% of Clal’s shares (including holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M.). None of the remaining shareholders of Clal held more than 5% of its shares.

          The Clal Insurance Group’s address is 48 Menachem Begin Rd., Clal Development Bldg., Tel Aviv, Israel.

(3) This amount includes 170,626 shares underlying options that are currently exercisable or that will become exercisable within 60 days of May 31, 2006. This amount does not include any shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC.

B.	Related Party Transactions

Directors’ Compensation

          In 2006, we agreed to grant compensation to each of our external directors and to one of our other directors not employed by DIC or IDBH equal to the maximum compensation permitted under the Companies Law and Regulations for a dual listed company, namely NIS112,008 (approximately $25,000) per director and up to NIS3,360 (approximately $750) per director for participation in each meeting of the board of directors or any committee thereof, in each case, adjusted to the Israeli Consumer Price Index from time to time. With respect to the remaining directors, in 2006, and with respect to all the directors, in each of the fiscal years 2004 and 2005 respectively, we agreed to grant compensation, according to the amount then permitted according to the Israeli Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 2000 (the “External Director Regulations”), for companies of the same classification in relation to its shareholder’s equity, which were as of May 31, 2006, in addition to reimbursement of expenses, approximately NIS 47,320 (approximately $10,500) per director for one year and in addition approximately NIS 1,820 (approximately $400) per director for participation in each meeting of the board of directors or any committee thereof.

Consulting Agreements with Directors

          On March 12, 2006, following the approval of the Audit Committee and the Board of Directors, our shareholders approved a consulting agreement with Prof. Yair Beery with effect from January 1, 2005 until December 31, 2006 pursuant to which Prof. Beery provides services to us and our group companies in consideration for $5,000 per month.

          In May 2006, the Audit Committee and the Board of Directors approved a consulting agreement with Prof. Gabi Barbash with effect from January 1, 2006 until December 31, 2006 pursuant to which Prof. Barbash provides services to us and our group companies in consideration for $5,000 per month. The agreement with Prof. Barbash is subject to shareholders approval. The matter will be presented to shareholders at our annual meeting to be held later this year.

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

Investments in and loans to Galil Medical Ltd.

          From January 1, 2005 through May 31, 2006, we, our subsidiary RDC, and DIC invested in and provided loans to Galil Medical.

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

          We expect to renew the Policy by June 30, 2006.

Voting Agreement with DIC regarding Given Imaging

          On September 29, 2003, we and DIC entered into a voting agreement pursuant to which, among other things, DIC agreed to vote all of its ordinary shares in favor of nominees to the board of directors of Given Imaging proposed by us. The voting agreement is for a term of one year and renews automatically each year thereafter unless terminated by notice of either party to the other party no later than August 30 in each year. By virtue of this agreement, we may be deemed to beneficially own the shares held by DIC in Given Imaging, which together with the shares of Given Imaging which we hold directly as well as those held by RDC, represents approximately 36% of the outstanding shares of Given Imaging. This agreement was approved by our Audit Committee and our Board of Directors.

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

Voting Agreement with Infinity regarding Brainsgate

          On July, 2005, as part of our investment in BrainsGate, we and Infinity entered into a voting agreement pursuant to which we agreed to vote in concert with each other at meetings of shareholders of BrainsGate. This agreement was approved by our Audit Committee and our Board of Directors as part of our investment in BrainsGate.

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

          On August 16, 2000, the Haifa District Court dismissed the application to recognize the claim as a class action. Some of the claimants requested and were granted permission to appeal to the Supreme Court of Israel. The appeal to the Supreme Court is still pending. In addition, the claimants submitted an amended claim in February 2001, which was not recognized as a class action suit. The allegations are similar to those in the previous claim. It has not yet been determined when the defendants are required to file their statements of defense to the claim. The claimants and the defendants are currently involved in various proceedings, primarily involving a disagreement concerning the court fees.

          We deny all the allegations set forth in the above claims and are defending and intend to continue defending against such claims.

Other than the above matters, we are not a party to any material litigation.

Dividend Policy

          Currently we do not have any fixed dividend policy. The declaration of dividends is determined by the board of directors taking into consideration our financial status, profitability, realization of assets and our investment requirements. In September 2005, we distributed a dividend of $3.00 per share, or approximately $88.5 million in the aggregate.

B.	Significant Changes

          Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2005.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Markets and Share Price History

          Our ordinary shares are traded on the Nasdaq National Market, where our shares are listed and traded under the symbol “ELRN”. Our shares are also traded on the Tel Aviv Stock Exchange (TASE) in Israel. The following table sets forth, for the periods indicated, the high and low reported sales prices of our Ordinary Shares on the Nasdaq National Market and, in New Israeli Shekels (NIS), on the Tel Aviv Stock Exchange, which reflect the distribution of a dividend of $3.00 per share in 2005:

	NASDAQ	NASDAQ
Period	High (US dollars)	Low (US dollars)	TASE High (NIS)	TASE Low (NIS)

2001	20.44	8.37	86.26	41.12
2002	11.77	4.37	54.24	23.40
2003	9.06	3.91	42.53	20.09
First Quarter 2004	11.23	9.2	53.59	43.55
Second Quarter 2004	11.64	9.86	55.70	48.86
Third Quarter 2004	11.85	10.57	56.82	51.46
Fourth Quarter 2004	12.09	9.875	56.30	46.94
First Quarter 2005	13.09	11.51	60.05	54.11
Second Quarter 2005	12.82	9.92	58.68	47.93
Third Quarter 2005	11.55	9.61	55.04	46.52
Fourth Quarter 2005	11.74	9.8	54.01	46.41
December 2005	11.74	10.63	54.01	48.72
January 2006	11.64	10.79	54.19	48.77
February 2006	11.47	10.55	52.37	49.42
March 2006	11.09	10.4	52.01	49.33
April 2006	11.25	10.76	50.81	49.30
May 2006	12.2	10.39	54.04	46.38

B.          Plan of Distribution

Not Applicable.

C.          Markets

As noted above, our Ordinary Shares are traded on the Nasdaq National Market under the symbol “ELRN”. Our shares are also traded on the Tel Aviv Stock Exchange in Israel.

D.          Selling Shareholders

Not Applicable.

E.          Dilution

Not Applicable.

F.          Expenses of the Issue

Not Applicable.

Item 10. Additional Information

A Share Capital

Not Applicable

B.        Memorandum and Articles of Association

Articles of Association; Israel Companies Law

          Our shareholders approved the adoption of our Articles of Association in March 2001. The objective of Elron as stated in our Articles and in our Memorandum of Association is to engage in any lawful activity.

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

          The Israeli Companies Law and our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. Under the Israeli law and regulations and our Articles of Association, notice of the meeting is required to be published in two widely distributed daily newspapers published in Hebrew and to be sent to shareholders whose names appear in the shareholders register if their registered shares are not in Israel. Commencing April 2, 2006, The Companies Law requires us to issue a voting instrument in order to enable shareholders to vote through a voting instrument, if certain matters are on the agenda of the meeting. No business may be commenced until a quorum of two or more shareholders holding at least one third of the voting rights are present in person or by proxy. The Israeli Companies Law provides that the record date for the participation of shareholders of a company whose shares are traded or registered outside of Israel such as us may be no more than 40 but no less than 4 days prior to the meeting, provided that notice for said meeting is given prior to the record date. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

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

          According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. The term “controlling shareholder” for these purposes also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder or his relative has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company.

          Such shareholder approval must either include at least one-third of the shares held by disinterested shareholders who participate in the vote (without taking abstaining votes into account), or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company. Under specified circumstances, such shareholder approval is not required.

          Under the Israeli Companies Law, if a private placement: (1) will entail 20% or more of the voting rights of a company prior to the placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not upon market terms and if as a result of the private placement the holdings of substantial shareholder shall increase or result in a person becoming a substantial shareholder, or (2) result in a person becoming a controlling shareholder, then the allotment must be approved by the board of directors and by the shareholders of the company. A “substantial shareholder” is defined as a shareholder that holds 5% or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person. In order for the private placement to be on “market terms” the board of directors has to determine, on the basis of a detailed examination, that the private placement is on market terms, unless proved otherwise. Any placement of securities that does not fall within the above description may be issued at the discretion of the board of directors.

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

          On March 21, 2006, pursuant to our purchase of Polar’s shares in Partner, we joined the Restated Relationship Agreement in place of Polar.

          Shareholders Agreement

          On April 20, 2005, we together with the other Israeli Shareholders also entered into a shareholders agreement. The shareholders agreement sets forth the mechanism for appointing the Israeli Director(s). Specifically, the Israeli Director(s) will be appointed on a rotation basis. Subsequently, this agreement was amended to provide that we will not participate in the rotation. On March 21, 2006, pursuant to our purchase of Polar’s shares in Partner, we joined the shareholders agreement in place of Polar.

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

General

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

Israeli Tax Reform

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

On July 25, 2005, the Israeli Knesset (Parliament) approved a significant amendment which came into effect on January 1, 2006. This amendment includes, among others, changes in the capital markets tax rate.

General Corporate Tax Structure

          Israeli companies are generally subject to company tax at the rate of 34% (31% in 2006, 29% in 2007 and 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter) of taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below) may be considerably less, or the same in 2010.

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

          Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25% (rather than 34%, in 2005, as stated above) for a period of time termed the benefit period. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

          A company owning an Approved Enterprise may elect to forego certain government grants extended to Approved Enterprises in return for what is termed an alternative package of tax benefits (referred to as the Alternative Package). Under the Alternative Package, a company’s undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel. Such company will be eligible for the tax benefits under the Investment Law for the remainder of the benefit period.

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

101

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

          The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally 15% as compared to 25% (or compared to 20% from January 1, 2006 if the dividend recipient is not a substantial shareholder - shareholders owning, directly or indirectly, 10% or more of our outstanding voting capital) for individuals or an exemption for companies), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the limitation does not apply if the company qualifies as a foreign investors’ company. This tax must be withheld by such company at source, regardless of whether the dividend is converted into foreign currency.

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

          Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application by any of our group companies will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage differences and interest

Reform (Amendment) of the Encouragement of Capital Investment Law

          On March 29, 2005, the Israeli Knesset (Parliament) passed an amendment to the Investment Law, that revamps the Israeli tax incentives for future industrial and hotel investments (“2005 amendment”). A tax “holiday” package can now be elected for up to 15 years for a “Privileged Enterprise” as defined in the 2005 amendment, if certain conditions are met, without needing to obtain approval. The extent of the tax benefits available depends mainly upon the level of foreign investment and the geographical location of the “Privileged Enterprise”.

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

Subject to certain conditions, various alternative tax-only benefit packages can now be elected with respect to investments in a “Privileged Enterprise”. Companies in industry or tourism in Israel may elect between:

• Tax “holiday” package - for a “Privileged Enterprise”: a tax exemption applies to undistributed profits for 2 to 15 years depending on geographical location of the “Privileged Enterprise” and the level of foreign ownership. Company tax rates of between 10% and 25% apply to distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is 7 to 15 years, or

• Grant / Reduced tax package - for an “Approved Enterprise”: Fixed asset grants up to 24% for enterprises in a development area and reduced company tax rates between 0% and 25% for 7 to 15 years.

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

          Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index (from the beginning of the 1982 fiscal year, and as of the 1985 fiscal year, with respect to equipment).

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

          The following preferred corporate tax benefits are available to Industrial Companies: (a) deduction of purchases of know-how and patents over an eight-year period for tax purposes; (b) under certain interpretations, deduction of expenses incurred in connection with a public issuance of securities over a three-year period; and (c) an election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies and/or with a company that controls an Industrial Company and a specified percentage of its assets are invested in industrial companies; and (d) accelerated depreciation rates on equipment and buildings.

          Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that any of our group companies will qualify and/or continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Capital Gains Tax

          Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31 2002 is taxed at the marginal rate of up to 49% for individuals and 34% for corporations (in 2005). Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets acquired after that date has been reduced to 25%; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after that date that the asset was held.

Under current law, effective January 1, 2003 so long as our ordinary shares are listed on a stock exchange the sale of these shares is subject to 15% tax (20% tax from January 1,2006) in case the shares were purchased after December 31, 2002, and in case the shares were purchased before that date the sale will be subject to a blended tax in which the portion of the gain accrued until December 31, 2002 will be exempt from Israeli capital gains tax and the portion of the real gain accrued from January 1, 2003 until the date of sale will be subject to 15% tax (20% tax from January 1, 2006). Companies upon which the provisions of the Income Tax Law (Inflationary Adjustments), 1985 were not imposed before January 1, 2006 are subject to a 25% tax rate on real capital gains derived on or after January 1, 2003 from the sale of the shares. Notwithstanding the above, companies upon which the provisions of the Income Tax law (Inflationary Adjustments), 1985 were imposed before January 1, 2006 are subject to regular corporate tax rate on real capital gains derived on the sale of the shares prior to January 1, 2006.

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

Employee Stock Options

          Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

          (a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted (as of January 1, 2006, a period of 12 months commencing from the date of which the options were granted; or

          (b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate ( including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option) upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. (On the capital profit the optionee is not required to make payments to the National Insurance Institute and health tax). In this track, on the capital profit, the Company may not recognize expenses pertaining to the options for tax purposes but may do so on the income portion. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the end of the year in which the options were granted (as of January 1, 2006, a period of 24 months commencing from the date of which the options were granted); or

          (c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% on the capital profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date.

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

Controlling shareholders will be taxable under section 3i to the tax ordinance, according to which, the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 49%) on the profit upon the sale of the underlying shares.

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

Taxation of Non-Residents

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel and capital gain as mentioned above. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 20% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. For example, the tax rate would be 12.5% if the non-resident is a company which holds 10% or more of our voting power (during the part of our tax year which precedes the date of payment of the dividend and during the entire prior tax year) which pursuant to the U.S.-Israel Tax Treaty. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States will be 25%. However, under the Investment Law, dividends generated by an Approved Enterprise in any case are taxed at the rate of 15%. In addition, if our ordinary shares are traded on the Tel Aviv Stock Exchange (or listed on a stock exchange recognized by the Israeli Ministry of Finance), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax.

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

          Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

          Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income” (and, for tax years beginning after December 31, 2006, as “general category income”). U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16 day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

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

Tax Consequences if We are a Passive Foreign Investment Company

          We will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) the average percentage (by value) in a taxable year of our assets that produce, or are held for the protection of, passive income, is at least 50%. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

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

          If we are determined to be a PFIC for any given year, then dividends in that year and in the next year cannot qualify as “qualified dividends” which are eligible for the capital gains rate.

          Following the sale of our shares in Elbit Systems in 2004, we announced that, as a result of the transaction, we may be characterized as a PFIC for U.S. federal income tax purposes for 2004. Following a review of our position and consulting with our advisors on this matter in 2004, and based on certain assumptions and facts known at that time (which we believe have not changed), we believe there is substantial authority for the position that we can rely on the “change of business” exception to PFIC status provided under Section 1298(b)(3) of the U.S. Internal Revenue Code of 1986, as amended. Substantial authority is generally sufficient to support a return reporting position. Pursuant to this exception, in order to avoid PFIC status in 2004, among other requirements, we cannot be a PFIC in 2005 or 2006 (which cannot be determined at this time with respect to 2006) or in any year prior to 2004 (which we believe was not the case).

          We believe that in 2005 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the Internal Revenue Service or a court of law as to our status as a PFIC. Our analysis related to 2005 is based, among others, upon certain assumptions and methodologies with respect to the values that we have used; our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we held; and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.

          We cannot assure you that the Internal Revenue Service will not challenge our assumptions and methodologies. If the IRS were to challenge successfully such assumptions or methodologies, we would potentially be classified as a PFIC for 2005 or prior years.

          With respect to 2006, the ultimate determination of our PFIC status will depend on the composition of our gross income and assets for the entire year, and the values of those assets, which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies.

          In view of the above, it is unclear whether the “change of business” exception would ultimately be satisfied for 2004. We cannot assure shareholders that the Internal Revenue Service will not challenge our reliance on the “change of business” exception or our assumptions used in determining our percentage of passive assets and income. If there are such challenges, we could be classified as a PFIC for 2004, even if we are not a PFIC in 2005 and 2006. Furthermore, there can be no assurance that we will not become a PFIC in the future.

          With respect to subsequent years, the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. As described above, the tests are impacted, by, among other factors, changes in value of our group companies which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies. Accordingly, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2006 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to “mark to market” the ordinary shares or to become subject to the “excess distribution” regime.

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

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

          For disclosures regarding our market risk exposures, see Item 5, Operating and Financial Review and Prospects above.

Item 12. Descriptions of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

          Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e)of the Securities Exchange Act of 1934, as amended), have concluded that, as of December 31, 2005, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, and reported within the periods specified by the SEC’s rules and forms. There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

          The board of directors has determined that Mr. Yaacov Goldman is the audit committee financial expert serving on its audit committee. Mr. Goldman is “independent” as defined in Rule 4200 of the NASDAQ Marketplace Rules.

Item 16B. Code of Ethics

          We have adopted a code of ethics applicable to our employees, officers and directors A copy of the code of ethics was filed as an Exhibit 11.1 to our Annual Report on Form 20F filed with the Securities Exchange Commission on June 29, 2004, and is also available on our website, www.elron.com.

Item 16C. Principal Accountant Fees and Services

          The following table sets forth the total remuneration that was paid by us and our subsidiaries to our principal accountants Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) in each of our previous two fiscal years:

	2004	2005

	(in thousands)

Audit fees (1)	250	269
Tax fees (2)	109	144
All other fees (3)	100	20

Total	459	433

No audit – related fees were paid in 2004 or 2005.

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

(3) Services relating to Elron’s status under the PFIC rules.

Our audit committee’s policy is to pre-approve each audit and non-audit service to be performed by our independent auditors for us and our subsidiaries.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During 2005 and 2006 to date, DIC purchased an additional aggregate of 604,955 of our ordinary shares on the TASE as set forth in the table below, thereby increasing its shareholding to approximately 47.6%. Except for these purchases, neither we nor any affiliated purchaser purchased any of our equity securities during the period covered by this Annual Report.

Period	(a) Total number of shares (or units purchased)	(b) Average price paid per share (or units)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs

June 19 to June 30, 2005	565,111	NIS58.40	—	—

March 29, 2006	39,844	NIS49.76	—	—

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

          Our financial statements follow the certifications following the signature page of this Annual Report.

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

4.1

Agreement dated as of April 1993 among Discount Investment Corporation Ltd., PEC Israel Economic Corporation, Rafael Armament Development Authority Ltd., Galram Technology Industries Limited, incorporated by reference to Exhibit 10.4 to Amendment No. 5 to the registrant’s Registration Statement on Form F-4, filed with the Commission on March 14, 2002.

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

4.4

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

4.5

Shareholders Agreement dated April 20, 2005 by and among Elbit Ltd., Eurocom Communications Ltd. Polar Comunications Ltd., Matav Investments Ltd. and Matav Cable Systems Media Ltd. incorporated by reference to Exhibit 2 to amendment no.3 to registrant’s filing on Form 13 D filed with the Commission on May 16, 2005.

8.1	List of subsidiaries
11.1	Code of Ethics incorporated by reference to Exhibit 11.1 to the registrant’s Annual Report on Form 20-F filed with the Commission on June 30, 2004.
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd.
15.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elbit Systems Ltd.
15.3	Consents of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, for A.M.T. Advanced Metal Technologies Ltd.
15.4	Consent of Somekh Chaikin, a member firm of KPMG International, for Given Imaging Ltd.
15.5	Consent of PricewaterhouseCoopers LLP for ChipX Incorporated.
15.6	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for ChipX (Israel) Ltd.
15.7	Consent of Kesselman & Kesselman CPA(Isr.) a member of PricewaterhouseCoopers International Limited for Notal Vision, Inc.
15.8	Consents of PriceWaterhouseCoopers LLP for Oncura, Inc.
15.9	Consent of Kesselman & Kesselman CPA(Isr.) a member of PricewaterhouseCoopers International Limited for Pulsicom Israel Technologies Ltd.
15.10	Consent of Kesselman & Kesselman CPA(Isr.) a member of PricewaterhouseCoopers International Limited for Ingenio Technologies Ltd.

*	This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: June 27, 2006	ELRON ELECTRONIC INDUSTRIES LTD.

	By:	/s/ Doron Birger

	Name:	Doron Birger

	Title:	President & Chief Executive Officer

	By:	/s/ Rinat Remler

	Name:	Rinat Remler

	Title:	Vice President & Chief Financial Officer

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED

FINANCIAL STATEMENTS

As of December 31, 2005

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

ERNST & YOUNG	■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
		21 Aminadav St.		Fax: 972-3-5622555
Tel-Aviv 67067, Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
ELRON ELECTRONIC INDUSTRIES LTD

          We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $ 46.2 million and $ 56.7 million as of December 31, 2005 and 2004, respectively, and the Company’s equity in their income (losses) amounted to $ (9.1) million, $ 1.2 million and $ (9.7) million for the years ended December 31, 2005, 2004 and 2003, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

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

          In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2(s) to the consolidated financial statements, effective January 1, 2003, the Company adopted the full provisions of SFAS 123, “Accounting for Stock – Based Compensation” with respect to all employee awards granted, modified or settled after January 1, 2003. As discussed in Note 2(i) to the consolidated financial statements, effective October 1, 2004, the Company adopted the provisions of EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock”.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 14, 2006	A Member of Ernst & Young Global

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

		December 31,

	Note	2005	2004 ***

ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	$26,520	$42,097
Short-term investments	5	54,661	101,024
Available for sale marketable securities	6	62,617	44,985
Trade receivables(net of allowance of doubtful accounts of $426 and $463 at December 31, 2005 and 2004 respectively)*		6,440	3,698
Other receivables and prepaid expenses *		2,846	1,505
Inventories		2,117	1,961
Total assets attributed to discontinued operations**	22	—	7,652

Total current assets		155,201	202,922

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies	7	102,780	117,124
Investments in other companies and long-term receivables *	8	73,931	155,929
Deferred taxes	14	6,521	5,493
Severance pay deposits		1,971	2,136

Total investments and long-term receivables		185,203	280,682

PROPERTY AND EQUIPMENT, NET	9	7,809	8,057

INTANGIBLE ASSETS	10
Goodwill		2,742	6,657
Other intangible assets		2,818	2,838

Total intangible assets		5,560	9,495

Total assets		$353,773	$501,156

*

Includes short-term receivables from related parties in the aggregate amount of $5,043 and $2,292 as of December 31, 2005 and 2004, respectively, and long-term receivables from related parties in the aggregate amount of $434 and $405 as of December 31, 2005 and 2004, respectively.

**	Includes short-term receivables from related parties in the aggregate amount of $663 as of December 31, 2004.
***	Reclassified – see Note 3(d) and Note 22.

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

		December 31,

	Note	2005	2004***

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans from banks and others	11	$3,808	$389
Current maturities of long-term loans from banks and others	13	2,065	2,974
Trade payables		2,146	2,024
Other payables and accrued expenses	12	11,025	29,681
Total liabilities attributed to discontinued operations	22	—	5,602

Total current liabilities		19,044	40,670

LONG-TERM LIABILITIES
Long-term loans from banks and others	13	1,477	4,072
Accrued severance pay and retirement obligations		2,635	3,006
Deferred taxes	14	9,494	41,233

Total long-term liabilities		13,606	48,311

CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS	15

MINORITY INTEREST		19,007	23,095

SHAREHOLDERS’ EQUITY:	16
Ordinary shares of NIS 0.003 par value; Authorized: 35,000,000 shares as of December 31, 2005 and 2004; Issued and outstanding: 29,483,455 and 29,414,424 shares as of December 31, 2005 and 2004, respectively;		9,572	9,572
Additional paid-in capital		271,132	270,005
Accumulated other comprehensive income	24	10,741	57,717
Retained earnings		10,671	51,786

Total shareholders’ equity		302,116	389,080

Total liabilities and shareholders’ equity		$353,773	$501,156

***	Reclassified – see Note 3(d) and Note 22.

The accompanying notes are an integral part of the consolidated financial statements.

March 14, 2006

Date of approval of the financial statements	Ami Erel Chairman of the Board of Directors	Avraham Asheri Director	Doron Birger President & Chief Executive Officer

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

		Years ended December 31

	Note	2005	2004***	2003***

INCOME
Net revenues*		$12,646	$11,265	$9,157
Equity in losses of affiliated companies	18	(17,522)	(10,492)	(8,698)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	19	23,328	132,396	25,754
Other income , net	20	58,648	4,749	14,637
Financial income , net	21	5,483	1,433	751

		82,583	139,351	41,601

COSTS AND EXPENSES

Cost of revenues		7,907	6,791	5,862
Research and development costs, net		6,163	2,889	3,263
Marketing and selling expenses, net		2,386	1,311	6,498
General and administrative expenses		9,249	12,292	12,872
Amortization of intangible assets		392	142	299
Impairment of intangible assets	10	—	4,192	—

		26,097	27,617	28,794

Income before taxes on income		56,486	111,734	12,807
Taxes on income	14	(10,461)	(15,101)	(6,796)

Income after taxes on income		46,025	96,633	6,011
Minority interest in losses (income) of subsidiaries		5,160	(4,135)	(10,907)

Income (loss) from continuing operations		51,185	92,498	(4,896)
Loss from discontinued operations**	22	(3,850)	(8,365)	(2,309)

Net income (loss)		$47,335	$84,133	$(7,205)

Income (loss) per share	17
Basic:
Income (loss) from continuing operations		$1.74	$3.26	$(0.17)
Loss from discontinued operations		$(0.13)	$(0.39)	$(0.08)

Net income (loss)		$1.61	$2.87	$(0.25)

Diluted :
Income (loss) from continuing operations		$1.73	$3.25	$(0.17)
Loss from discontinued operations		$(0.13)	$(0.39)	$(0.08)

Net income (loss)		$1.60	$2.86	$(0.25)

Weighted average number of Ordinary shares used in computing basic net income (loss) per share (thousands)		29,437	29,266	29,194

Weighted average number of Ordinary shares used in computing diluted net income (loss) per share (thousands)		29,550	29,385	29,194

*	Includes revenues from related parties in the amount of $8,046, $7,182 and $3,535, for the years ended December 31, 2005, 2004 and 2003, respectively.
**	Includes revenues from related parties in the amount of $174, $1,298 and $620, for years ended December 31, 2005, 2004 and 2003, respectively.
***	Reclassified – see Note 3(d) and Note 22.

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENT OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (Accumulated deficit)	Total shareholders’ equity	Total comprehensive income

Balance as of January 1,2003	29,180,970	$9,572	$267,482	$7,529	$(25,142)	$259,441

Exercise of options	25,875	—	177	—	—	177	—
Changes in additional paid-in capital in affiliated companies	—	—	(932)	—	—	(932)	—
Stock based compensation	—	—	386	—	—	386	—
Other comprehensive income (loss), net of tax:
Unrealized gains on available for sale securities	—	—	—	55,960	—	55,960	$55,960
Reclassification adjustment for gain realized included in net loss	—	—	—	(11,113)	—	(11,113)	(11,113)
Foreign currency translation adjustment	—	—	—	(304)	—	(304)	(304)
Minimum pension liability in an affiliated company	—	—	—	(172)	—	(172)	(172)
Unrealized loss on derivative instrument in affiliated company	—	—	—	(108)	—	(108)	(108)
Net loss	—	—	—	—	(7,205)	(7,205)	(7,205)

Balance as of December 31, 2003	29,206,845	9,572	267,113	51,792	(32,347)	296,130
Total comprehensive income							$37,058

Exercise of options	207,579	—	2,097	—	—	2,097
Stock based compensation	—	—	545	—	—	545
Tax benefit in respect of options exercised	—	—	250	—	—	250
Other comprehensive income (loss), net of tax:
Unrealized gains on available for sale securities	—	—	—	8,489	—	8,489	8,489
Reclassification adjustment for gain realized included in net income	—	—	—	(3,582)	—	(3,582)	(3,582)
Foreign currency translation adjustments	—	—	—	202	—	202	202
Unrealized gain on derivative instruments in affiliated company	—	—	—	84	—	84	84
Reclassification adjustments for loss on derivative instruments, minimum pension liability and foreign currency translation adjustments, included in net income due to sale of affiliated companies	—	—	—	732	—	732	732
Net income	—	—	—	—	84,133	84,133	84,133

Balance as of December 31, 2004	29,414,424	9,572	270,005	57,717	51,786	389,080
Total comprehensive income							$90,058

Exercise of options	69,031	—	697	—	—	697
Stock based compensation	—	—	405	—	—	405
Tax benefit in respect of options exercised	—	—	25	—	—	25
Dividend paid	—	—		—	(88,450)	(88,450)
Other comprehensive income (loss), net of tax:
Unrealized loss on available for sale securities	—	—	—	(10,450)	—	(10,450)	(10,450)
Reclassification adjustment for gain realized and other than temporary impairment included in net income	—	—	—	(36,335)	—	(36,335)	(36,335)
Foreign currency translation adjustments	—	—	—	(191)	—	(191)	(191)
Net income	—	—	—	—	47,335	47,335	47,335

Balance as of December 31, 2005	29,483,455	$9,572	$271,132	$10,741	$10,671	$302,116

Total comprehensive income							$359

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$47,335	$84,133	$(7,205)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in losses of affiliated companies	17,522	10,492	8,698
Dividend from affiliated companies	—	1,719	2,971
Minority interest in income (losses) of subsidiaries	(5,160)	4,135	10,907
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	(23,328)	(132,396)	(25,754)
Gain from sale of investments in available for sale securities	(56,515)	(5,360)	(17,924)
Gain from disposal of businesses included in discontinued operations	(213)	—	(4,137)
Depreciation and amortization	1,513	1,868	3,573
Impairment of intangible assets and property and equipment	1,329	7,097	—
Impairment of goodwill	—	1,980	—
Decline in value of other investments	636	803	3,716
Equity in losses (gains) of partnerships	(174)	7	547
Stock based compensation and changes in liability in respect of call options	(811)	3,033	2,564
Deferred taxes, net	(7,288)	(2,409)	6,229
Changes in operating assets and liabilities
Decrease (increase) in trade receivables	(947)	(139)	3,491
Decrease (increase) in other receivables and prepaid expenses	(38)	88	1,888
Decrease (increase) in trading securities, net	4	5	(4)
Decrease (increase) in inventories and contracts-in-progress	(519)	333	589
Decrease in trade payables	(834)	(1,184)	(2,009)
Increase (decrease) in other payables and accrued expenses (mainly provision for income taxes)	(12,139)	16,935	(5,275)
Other	(753)	(552)	652

Net cash used in operating activities	(40,380)	(9,412)	(16,483)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in affiliated companies	(3,823)	(57,916)	(14,884)
Proceeds from sale of affiliated companies shares	10,522	211,360	13,878
Cash and cash equivalents resulting from newly consolidated subsidiaries(Schedule A)	—	247	—
Change in cash and cash equivalents resulting from disposal of businesses (Schedule B)	1,800	—	(4,648)
Investment in other companies	(27,651)	(15,264)	(299)
Proceeds from sale of investments in other companies	237	—	—
Proceeds from repayment of loan from an affiliate	2,253	—	—
Collection of long term receivables	—	—	772
Proceeds from sale of available for sale securities	119,888	8,062	46,143
Investments in debentures and deposits	(59,185)	(105,378)	(8,925)
Investment in available for sale securities	(35,405)	(43,000)	(1,952)
Proceeds from maturities of held to maturity debentures and deposits	105,802	33,345	8,975
Purchase of property and equipment	(995)	(728)	(547)
Proceeds from sale of property and equipment	197	—	329
Purchase of treasury stock from the minority by a subsidiary	(823)	—	—

Net cash provided by investing activities	112,817	30,728	38,842

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from options exercised	697	2,097	177
Proceeds from exercise of options in a subsidiary	8	—	—
Receipt of long-term loans from banks	—	519	4,032
Repayment of long-term loans	(777)	(50,677)	(6,200)
Decrease in short-term bank loan, net	(1,079)	(15,842)	(4,076)
Repayment of loans from minority shareholders of a subsidiary	—	—	(4,246)
Receipt of short-term loans, convertible loans and long-term loans from minority shareholders of a subsidiary	1,003	1,539	3,959
Issuance expenses in a subsidiary	(75)	(180)	—
Issuance of shares to the minority of a subsidiary	145	—	—
Dividend paid	(88,450)
Dividend to minority shareholders of a subsidiary	—	(67)	—

Net cash used in financing activities	(88,528)	(62,611)	(6,354)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,091)	(41,295)	16,005
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	42,611	83,906	67,901

	26,520	42,611	83,906
LESS CASH AND CASH EQUIVALEMENTS ATTRIBUTED TO DISCONTINUED OPERATIONS	—	(514)	(2,567)

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	26,520	$42,097	$81,339

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2005	2004	2003

Supplemental cash flow information:
Cash paid during the year for:
Income taxes	$30,591	$172	$96

Interest	$203	$1,044	$1,466

Proceeds from sale of an affiliate not yet received	$1,958	$—	$—

Proceeds from sale of an affiliate received in Zoran shares	$7,700	$—	$—

SCHEDULE A:

	Year ended December 31,

	2005	2004	2003

Change in cash and cash equivalents resulting from newly consolidated subsidiaries
Assets and liabilities at date of sale:
Working capital deficiency, net (except cash and cash equivalents)	$75	$1,071	$—
Deposits	—	(31)	—
Property and equipment	(14)	(618)	—
Intangible assets	(237)	(1,350)	—
Accrued severance pay, net	27	—	—
Long-term liabilities	—	431	—
Investment at equity prior to acquisition	—	678	—
Minority interests	—	66	—
Liability incurred	149	—	—

Cash and cash equivalents acquired	$—	$247	$—

SCHEDULE B:

	2005	2004	2003

Change in cash and cash equivalents resulting from disposal of businesses
Assets and liabilities at date of sale:
Working capital deficiency, net (except cash and cash equivalents)	$(671)	$—	$(708)
Property and equipment	40	—	1,274
Intangible assets	2,389	—	6,532
Deferred tax liability	—	—	(907)
Accrued severance pay, net	(171)	—	—
Gain resulting from sale of businesses	213	—	22,833
Securities received:
Marketable securities	—	—	(5,400)
Other investments	—	—	(1,000)
Investment in affiliated Company	—	—	(30,272)
Liability incurred	—	—	3,000

Net increase (decrease) in cash and cash equivalents	$1,800	$—	$(4,648)

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.

Elron Electronic Industries Ltd. (“Elron” or “the Company”), an Israeli corporation, is high technology operational holding company. Elron’s global business is conducted through subsidiaries and affiliates, primarily in the fields of medical devices, information and communication technology, semiconductors and advanced materials.

b.

On August 22, 2004 Discount Investment Corporation Ltd. (“DIC”) completed a tender offer to purchase 7.5% of the Company’s shares. In addition, in May 2005, DIC purchased additional 1.8% of the Company’s shares. Following the consummation of the tender offer and the additional purchase of shares, DIC’s interest in the Company increased from approximately 38.5% to approximately 46% in 2004 and to 47.5% in 2005 of the Company’s outstanding shares.

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

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income, net.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	b.	Financial statements in U.S. dollars (Cont.)

The financial statements of an affiliate accounted for under the equity method, whose functional currency is not the U.S. dollar, have been translated into dollars in accordance with SFAS 52. All balance sheet accounts have been translated using the exchange rate in effect at the balance sheet date. Statement of income amounts have been translated using average exchange rates prevailing during the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive income in shareholders’ equity.

	c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest and of VIEs for which the Company is the primary beneficiary according to the provisions of FIN 46, as described below. Inter-company balances and transactions have been eliminated upon consolidation.

In December 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 provides a new framework for identifying variable interest entities (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

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

FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the provisions of FIN 46, as revised, were adopted as of March 31, 2004. The adoption of FIN 46 did not have a material effect on the company’s financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	c.	Principles of consolidation (Cont.)

As of the balance sheet date the significant subsidiaries whose balances and results are consolidated are:

	December 31,

	2005	2004

	Consolidated % of outstanding share capital

Elbit Ltd. (“Elbit”)	100.0	100.0
DEP Technology Holdings Ltd. (“DEP”)	100.0	100.0
RDC Rafael Development Corporation Ltd. (“RDC”)	50.1	49.6
Elron Telesoft Ltd. and Elron Telesoft Export Ltd. (together the “ET group”)	—	100.0
Galil Medical Ltd. (“Galil”)	59.1	59.1
Mediagate Ltd. (“Mediagate”)	100.0	100.0
SELA Semiconductors Engineering Laboratories Ltd. (“SELA”)	66.2	54.4
Starling Advanced Communications Ltd. (“Starling”)	66.5	66.5
3DV Systems Ltd. (“3DV”)	88.7	94.8
Enure Networks Ltd. (“Enure”) (formerly Gaia broadband services management Ltd.)	57.2	—

d.	Business combinations

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

Bank deposits with original maturities of more than three months but less than one year are presented as part of short-term investments. Deposits are presented at their cost including accrued interest. Interest on deposits is recorded as financial income.

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

Certain marketable securities covered by SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, (“SFAS 115”) are classified as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income, a separate component of shareholders’ equity. Realized gains and losses on sales of investments, and a decline in value which is considered as other than temporary, are included in the consolidated statement of operations. The Company considers a decline in value to be other than temporary with regard to available-for-sale marketable debentures when the fair value is lower than cost for a continuing period which exceeds six months and when the Company does not intend to hold the debentures until maturity. When computing realized gain or loss, cost is determined on an average basis. Interest and amortization of premium and discount on debt securities are recorded as financial income.

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

Contracts-in-progress (included in assets attributed to discontinued operations) - represent amounts related to contracts as determined by the percentage of completion method of accounting.

Finished Products – on the basis of direct manufacturing costs with the additional of allocable indirect manufacturing costs, with cost measured on an average basis.

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

In July 2004, the EITF reached a consensus on Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”).EITF 02-14 states that the Company must apply the equity method of accounting to investments in common stock and in in-substance-common stock if it has the ability to exercise significant influence over the operating and financial policies of the investee.

EITF 02-14 defines in-substance-common stock as an investment with similar risk and reward characteristics to common stock. The provisions of EITF 02-14 are effective since the beginning of the fourth quarter of 2004. For investments that are not common stock or in-substance-common stock, but were accounted for under the equity method prior to the effective date of EITF 02-14, the equity method of accounting should be discontinued at the effective date. Previously recognized equity method earnings and losses were not reversed. Upon adoption of EITF 02-14, the Company evaluated all of its investments at the adoption date and concluded that no change should be made to its then implemented accounting treatment as a result of the adoption of EITF 02-14.

The Company applies EITF 02-18 “Accounting for Subsequent Investments in an Investee after suspension of Equity Method Loss Recognition” (“EITF 02-18”) in cases where the Company suspended equity method loss recognition in a certain investee, and it subsequently invests in the aforementioned investee (not resulting in the ownership interest increasing from one of significant influence to one of control), if the additional investment, in whole or in part, represents, in substance, the funding of prior losses, the Company recognizes previously suspended losses up to the amount of the additional investment determined to represent the funding of prior losses. Whether the investment represents the funding of prior losses, however, depends on the facts and circumstances.

In circumstances where the Company’s ownership in an affiliate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular affiliate’s security or loan held by the Company to which the equity method losses are being applied.

The excess of the purchase price over the proportional fair value of net tangible assets acquired is attributed to goodwill, technology and other identifiable intangible assets. Technology and other identifiable intangible assets are amortized over a weighted averaged period of approximately 14 years, commencing from the acquisition date.

Gains arising from issuance of shares by affiliated companies to third parties are recorded as income in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to Staff Accounting Bulletin (“SAB”) No. 51 “Accounting for Sales of Stock by a Subsidiary”.

When an investment in common stock or in-substance common stock, that was previously accounted for on other than the equity method, becomes qualified for use of the equity method by an increase in level of ownership, the equity method of accounting is adopted retroactively and financial statements of prior periods are adjusted accordingly.

Investments in partnerships in which the Company has a greater than five percent interest, are accounted for under the equity method.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	i.	Investments in companies (Cont.)

Investments in non-marketable securities of companies, in which the Company does not have the ability to exercise significant influence over their operating and financial policies, and investments in non-marketable companies that are not common stock or in-substance-common stock, are presented at cost.

Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, failure of research and development efforts, extremely negative deviation from the business plan, credit defaults, specific conditions affecting the investment such as in the industry or in geographic area and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

	j.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and investment grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Land and Buildings	0 - 4
Computers, Machinery and Furniture	6 - 33
Motor vehicles	15
Leasehold improvements	over the term of the lease

k.	Impairment and disposal of long-lived assets

The Company and its subsidiaries long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

See Note 3c regarding impairment of intangible assets.

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

The Company evaluates the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

Under SFAS No. 142 “Goodwill and other Intangible Assets” (“SFAS 142”) goodwill and intangible assets with indefinite lives are no longer amortized but instead are tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

Fair value of the company’s reporting unit is determined using market capitalization.

In 2004 and in the second quarter of 2005 when performing the first phase of the goodwill impairment test, the fair value of the systems and projects segment (reporting unit) of the ET group, which is included in discontinued operations, was found to be lower than its carrying value. Therefore the second phase of the goodwill impairment test was then performed and as a result goodwill was written down by $1,980 in 2004 and $1,300 in 2005. The fair value of the reporting unit was determined using the discounted cash flow method. Significant estimates used in the discounted cash flow methodology include estimates of future cash flows, future short-term and long-term growth rates and discount rates. The Company performs its annual impairment tests during the fourth fiscal quarter of each year.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

	m.	Revenue recognition

The Company’s subsidiaries sell software license, support systems products and disposable medical products.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	m.	Revenue recognition (Cont.)

The ET group generated revenues from sale of software, license and support systems, which are included in discontinued operations. Software sales are accounted for in accordance with Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended. Other product sales and revenues are accounted for in accordance with SAB No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”).

Revenues from license fees or product sales are recognized when delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable and persuasive evidence of an arrangement exists.

When the products are warranted, a provision is recorded for probable costs, in connection with the warranties, based on the Company’s subsidiaries’ experience and estimates.

Revenues from software licenses that require significant customization, integration and installation (included in discontinued operations) are recognized based on SOP 81-1, “Accounting for Performance of Construction Type and Certain Production - Type Contracts”, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is measured by the efforts expended method based on the ratio of hours performed to date to estimated total hours at completion. Anticipated losses on contracts are charged to earnings when identified. Estimated gross profit or loss from contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Revenues derived from software licensing arrangements based on new technology, in which the Company’s subsidiary does not have sufficient prior experience and estimates are not reasonably determinable, are recognized using the completed-contract method.

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

Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. Such grants are included as a deduction of research and development costs, since at the time received it is not probable that they will be repaid.

Research and development grants received by certain of the Company’s subsidiaries in 2005 amounted to $1,528 (2004 - $1,535, 2003 - $382).

Research and development grants received by the ET group, which are presented in the discontinued operations in 2005 amounted to $0 (2004 - $181, 2003 - $105).

	q.	Income taxes

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

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

In 2003, all shares relating to the outstanding stock options were excluded from the calculation of the diluted net loss per ordinary share because all such stock options were anti-dilutive. The total ordinary share equivalents relating to the outstanding options, excluded from the calculations of diluted net loss per share, were 1,799 for the year ended December 31, 2003.

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

Effective January 1, 2003 the Company adopted the fair value recognition provisions of FASB Statement No.123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the prospective method of adoption selected by the company under the provisions of FASB Statement No.148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS 148”), the fair value recognition provisions were applied to all employee awards granted, modified, or settled after January 1, 2003. Compensation cost is recorded over the vesting period on a straight line basis.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	s.	Stock based compensation (Cont.)

The expense related to stock-based employee compensation included in the determination of net income (loss) for 2005, 2004 and 2003 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS 123. If the Company, its subsidiaries and its affiliated companies had elected to adopt the fair value recognition provisions of SFAS 123 as of its original effective date, pro forma net income (loss) and pro forma basic and diluted net income (loss) per share would be as follows:

	Year ended December 31,

	2005	2004	2003

Net income (loss), as reported	$47,335	$84,133	$(7,205)
Add: Stock-based employee compensation expense included in reported net income (loss)	347	202	1,030

Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	2,739	2,981	3,094

Pro forma net income (loss)	$44,943	$81,354	$(9,269)

Income (loss) per share:
Basic - as reported	$1.61	$2.87	$(0.25)
Basic - pro forma	1.53	2.78	(0.32)

Diluted - as reported	1.60	2.86	(0.25)
Diluted - pro forma	1.52	2.77	(0.32)

The fair value of stock options for the company was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2005, 2004 and 2003:

	2005	2004	2003

Risk-free Interest Rate	4.75%	2.5%	1%

Expected Dividend Yield *)	0%	0%	0%

Expected Volatility	38%	42%	53%

Expected Lives	2.8	2.8	2.7

*)

According to the Company’s option plan, the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed per share. Accordingly, the Company, when calculating fair value of the options based on the Black-Scholes option-pricing model, assumes a 0% dividend yield. Consequently, when such a reduction in exercise occurs, there is no accounting consequence.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	s.	Stock based compensation (Cont.)

The Company’s additional disclosures required by SFAS 123 and SFAS 148 are provided in Note 16.

Call options granted to employees to purchase shares in subsidiaries, affiliates and other companies are recorded at fair value using the Black-Scholes option-pricing model. The fair value of the option is recorded as a liability and changes in the liability are recorded as compensation expenses in general and administrative expenses.

	t.	Comprehensive income

Comprehensive income consists of net income (loss) and other gains and losses affecting shareholders equity that under generally accepted accounting principles are excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available for sale securities and foreign currency translation adjustments (See Note 24).

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

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2005, 2004 and 2003 amounted to $354, $816 and $611, respectively.

Severance pay expenses for the years ended December 31, 2005, 2004 and 2003 presented in the discontinued operations amounted to $28, $62 and $120, respectively.

	v.	Discontinued operations

Under SFAS 144, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations, that is provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

	w.	Fair value of financial instruments

SFAS No. 107, “Disclosure about Fair Value of Financial Instruments”, requires disclosure of an estimate of the fair value of certain financial instruments. The Company’s financial instruments consist of cash and cash equivalents, marketable securities, short-term deposits and debentures, trade receivables, other receivables, trade payables, other payables and short-term and long-term bank loans. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2005 and 2004, unless otherwise

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	w.	Fair value of financial instruments (Cont.)

stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

It was not practical to estimate the fair value of the Company’s investments in shares and loans of non-public affiliates and other companies because of the lack of a quoted market price or without incurring excessive costs. The carrying amounts of these companies were $75,143 and $64,146 at December 31, 2005 and 2004, respectively, and they represent the original cost, net of any impairment charges, and in the case of affiliates also the Company’s equity in the losses of the affiliates and its share in the changes of the affiliates equity, since the dates of acquisition.

	x.	Concentrations of credit risk

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable debentures and trade receivables.

Cash and cash equivalents and bank deposits are invested mainly in U.S. dollars with major banks in the United States and Israel. Marketable debentures are mainly debentures of U.S. government agencies with high credit quality and with limited amount of credit exposure to any corporation. Accordingly, the Company’s management believes that minimal credit risk exists with respect to these investments.

Trade receivables are derived from sales to major customers located primarily in the U.S and in Asia. The Company’s subsidiaries perform ongoing credit evaluations of their customers and obtain letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

As of the balance sheet date there is no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

	y.	Recently issued accounting pronouncements

i.     In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Errors Corrections” (“FAS 154”). FAS 154 replaces APB No. 20 “accounting changes” (“APB 20”) and SFAS No. 3 “Reporting Accounting changes in Interim Financial Statements”. FAS 154 applies to all voluntary changes in accounting principle, and changes the accounting for and reporting of a change in accounting principle. FAS 154 requires, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This statement also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. There is no effect on the Company’s financial position and results of operations.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	y.	Recently issued accounting pronouncements (Cont.)

ii.          In November 2005, the FASB issued FSP (“FASB staff positions”) FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity”. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of other-than-Temporary Impairment and its Application to Certain Investments”, with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. The Company does not expect that the adoption of FSP FAS 115-1 will have a material effect on its financial position or results of operations.

iii.          On December 16, 2004 the FASB issued FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. SFAS 123(R), supersedes APB 25, and amends FASB Statement No. 95, “Statements of Cash Flows”. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) was to have been effective as of the beginning of the first interim or annual reporting period that commences after June 15, 2005 (July 1, 2005 for the Company); however, on April 14, 2005, the United States Securities and Exchange Commission (“SEC”) delayed effectiveness of FAS 123(R) for companies with fiscal years ending December 31, 2005 (such as the Company) to January 1, 2006.

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

2.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purpose of pro forma disclosures all prior periods presented.

The company plans to adopt SFAS 123(R) using the modified-prospective method.

The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method” described in SFAS 148.

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

standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 2(s) to the consolidated financial statements.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides the SEC staff’s position regarding the application of FAS 123(R) and contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107, however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

	z.	Reclassifications

Certain prior year amounts were reclassified to conform with current year financial statement presentation.

NOTE 3:-	BUSINESS COMBINATIONS AND SALE OF BUSINESSES

	a.	Galil

Galil Medical Ltd. (“Galil”) develops, manufactures and markets systems and disposable kits for the performance of minimal invasive cryo-therapy by means of freezing tissues.

1.

On July 1, 2003, Galil announced the completion of the merger of Galil’s urology business and the Brachytherapy business of Amersham plc (“Amersham”) (Amersham was subsequently acquired by General Electric Company (NYSE:GE) (“GE”)). According to an agreement signed on April 22, 2003, a new company, Oncura Inc. (“Oncura”), was incorporated. Oncura provides minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. At the closing, Amersham and Galil each contributed the assets necessary for Oncura to conduct the Cryotherapy business and the Brachytherapy business, respectively, in the urology field and in exchange, Amersham received 78% and Galil received 22% of the outstanding shares of Oncura. In addition, at the closing, Galil purchased 3% of Oncura from Amersham in consideration for $4,500 resulting in Galil’s owning an aggregate interest of 25% in Oncura.

Galil and Amersham each entered, separately, into supply and R&D service agreements pursuant to which Galil and Amersham provide Oncura with certain exclusive supply, manufacturing and R&D services, on a cost plus basis, according to terms and conditions stipulated in the relevant agreements.

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

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

	a.	Galil (Cont.)

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

The investment in Oncura as of the date of the transaction included amounts allocated to goodwill of approximately $14,200, to other intangibles of $23,800 and to deferred tax liabilities of $9,100.

In 2005, due to an impairment of a certain intangible relating to a contract, the Company wrote down an amount of $1,700 ($800 net of minority interest), which is the unamortized portion of the investment amount allocated to the aforementioned intangible asset at the date of the investment in Oncura. In addition, in light of Oncura’s results, the Company recorded in 2005 an impairment loss on the investment in Oncura in the amount of $3,400 ($1,400 net of minority interest), due to an other than temporary decline in value of such investment. The impairment losses were presented in the statement of operations in the line item “equity in losses of affiliated companies”.

In 2003, Galil signed a loan agreement with Oncura, according to which Galil has committed to extend loans to Oncura up to an aggregate principal amount of $2,000. As of December 31, 2005, Galil advanced $875 to Oncura in respect of this agreement. The loan bears an interest rate of Libor+0.75% per annum and is to be repaid in March 2007.

Each of Galil and GE provided to Oncura a letter in which they confirmed their intention to continue providing financial support to Oncura through March 1, 2007 or such later date, as may be agreed by Oncura’s shareholders.

	b.	ESW

On September 2, 2003, Elron’s majority owned subsidiary, Elron Software Inc. (“ESI”), sold substantially all of its assets and business to Zix Corporation (“Zix”), a publicly traded company on NASDAQ (NASDAQ: ZIXI). In consideration for the assets and business sold, Zix issued to ESI 1,709,402 unregistered shares of its Common stock, with a market value of approximately $6,000 and a convertible note bearing an interest rate of 5.75% (“the Note”) in the amount of $1,000. The Note was converted into 262,454 shares of Zix Common stock, in the fourth quarter of 2003. As part of the transaction, Zix assumed certain liabilities of ESI in the net amount of approximately $1,000. Following the transaction, ESI changed its name to ELRON SW, INC. (“ESW”).

In determining the gain on the sale of ESI’s business, Elron valued the Zix Common stock at $5,400 (a discount from market value of approximately 10% due to certain restrictions on their sale). Accordingly, Elron recorded a gain on the sale of approximately $4,100, of which $2,500 represents an elimination of a liability to minority shareholders previously recorded by Elron with respect to options granted to ESW’s employees due to the expiration of the unexercised options.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

	b.	ESW (Cont.)

The business sold by ESW represents a component of an entity as defined in SFAS 144 and since the criteria for reporting discontinued operations under SFAS 144 is met, the results of operations of the business and the gain on the sale have been classified as discontinued operations in the statement of operations.

The Zix Common stock had been accounted for as available for sale securities in accordance with SFAS 115. Of the 1,971,856 shares received, 1,117,155 shares (including 262,454 shares which resulted from the conversion of the convertible note) were sold in 2003 in consideration for approximately $9,000, resulting in a realized gain of approximately $4,800 ($3,200 net of tax) and 854,701 shares were sold in 2004 in consideration for approximately $8,100 resulting in a realized gain of approximately $5,400 ($3,600 net of tax).

ESW was voluntarily dissolved in December 2004.

	c.	Mediagate

In December 2003, Mediagate signed an agreement, for the sale of its technology and related intellectual property assets. The closing of the transaction occurred on January 28, 2004 with no effect on the consolidated results of operations. According to the agreement, the consideration for the technology is in the form of royalties, up to a maximum of $5,000 to be paid on future sales through December 31, 2009, of products that are based on Mediagate’s technology.

As a result of the Company’s revised estimate about the realizability of future royalties to be received, the Company recorded in 2004 an impairment loss of approximately $4,200 ($2,700 net of tax) in respect of the intangible asset relating to Mediagate’s technology. This impairment loss is included as a separate line item in the statement of operations.

	d.	Elron Telesoft

On December 29, 2005, Elron sold all of its shares of Elron Telesoft to ECtel Ltd. (NASDAQ: ECRX) for $2,500, of which $2,100 paid in cash immediately and up to an additional $400 shall be paid if certain milestones will be achieved during 2006. The above transaction resulted in an immaterial gain (due to previous impairment charges which were recorded on Elron Telesoft assets).

According to SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component. The business sold by Elron Telesoft met the criteria for reporting discontinued operations and therefore the 2005 results of operations of the business and the gain on the sale have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition, the comparative data of the assets and liabilities have been reclassified as assets and liabilities attributed to discontinued operations in the balance sheets.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

	e.	Enure

On October 2, 2005, Elron completed an investment of approximately $4,000 in Enure, in consideration for 213,690 Series A preferred shares. Enure is an Israeli software company engaged in developing unique solutions in the field of broadband services management and home networks. Following Elron’s investment, Elron holds approximately 44% of Enure, on a fully diluted and on an as converted basis (approximately 57% on an outstanding basis).Since the Company has control over Enure, Enure’s financial statements have been consolidated in the Company’s consolidated financial statements. The majority of the purchase price was allocated to cash and other monetary current assets and liabilities.

NOTE 4:-	CASH AND CASH EQUIVALENTS

Includes mainly bank deposits in U.S. dollars, bearing an annual weighted average interest rate of 4.1% per annum (December 31, 2004 – 2.22%).

NOTE 5: -	SHORT-TERM INVESTMENTS

	Annual Weighted Average Interest rate as of December 31, 2005	December 31,

	%	2005	2004

Certificate of deposits		—	223
Bank deposits	3.77%	54,661	100,801

		$54,661	$101,024

NOTE 6: -	AVAILBLE FOR SALE MARKETABLE SECURITIES

Available-for-sale securities: (1) U.S. government agencies and corporate debentures		3.68%	$62,617		$44,985

			62,617		44,985

(1)	Includes unrealized losses		$—	*)	$253

* )	In 2005 –the unrealized losses in the amount of $909 were reclassified as finance income, net due to other than temporary decline in value

Maturities

As of December 31, 2005:

Available-for-sale securities:
Due in one year or less	$19,882
Due after one year to three years	35,755
Due after three years to five years	6,980
62,617

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES

	a.	Affiliated companies are as follows:

		December 31,

		2005	2004

	Note	Consolidated % of outstanding share capital

Elbit Systems (“ESL”)	7d(1)	—	—
Given Imaging	7d(2)	24.2	24.7
ChipX	7d(3)	26.5	26.5
K.I.T eLearning	7d(4)	—	—
Wavion	7d(5)	37.8	37.5
Oren Semiconductors	7d(6)	—	40.9
NetVision	7d(7)	39.1	45.7
AMT	7d(8)	41.8	40.3
Oncura	3a	25.0	25.0
Pulsicom	—	18.2	18.2
Notal Vision	—	25.6	25.5
CellAct	—	45.0	45.0

b.	Composition of investments: (1)(2)

	December 31

	2005	2004

Given Imaging	68,956	71,748
Oncura	22,072	29,259
Netvision	5,549	3,542
Others	6,203	12,575

	$102,780	$117,124

(1) Includes loans and convertible loans (bearing a weighted average interest rate of 6.42% per annum (December 31, 2004 – 5.03%))	$1,417	$7,122

(2) Difference between the carrying amounts of investments and the Company’s share in the net equity of affiliates, attributed to technology, goodwill and other intangible assets	$69,913	$81,726

c.	Fair market value of public traded companies:

		December 31

		2005	2004

	Stock Exchange	U.S. dollars in millions

Given Imaging	Tel-Aviv and NASDAQ	$176	$245
Netvision	Tel-Aviv	$27.7	—

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

	d.	Additional information

		1.	ESL

On July 8, 2004, Elron announced the signing of a definitive agreement for the sale of all of its holdings in Elbit Systems Ltd. (“ESL”) (NASDAQ: ESLT) constituting approximately 19.6% of the outstanding share capital of ESL to Tadiran Communications Ltd., in consideration for approximately $197,000. The closing of the transaction was subject to the right of first refusal of Federmann Enterprises Ltd. (“Federmann Enterprises”), the other major shareholder of ESL. On July 28, 2004, Federmann Enterprises exercised its right of first refusal, following which the shares were sold to Federmann Enterprises for approximately $197,000. As a result, Elron recorded, in 2004, a gain of approximately $104,600 which net of tax amounted to approximately $91,500. The gain net of tax includes a reduction of approximately $21,600 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards.

		2.	Given

a.

Given Imaging Ltd. (“Given”), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules.

In 2003, RDC, then a 48% held subsidiary sold 753,600 shares of Given for a total consideration of approximately $7,800, resulting in a gain of approximately $4,400 ($70 net of tax and minority interest) as a result, Elron’s directly and indirectly ownership interest in Given decreased to approximately 17%.

b.

In May 2003, a Share Purchase Agreement was signed between RDC, Elron and Rafael Armament Development Authority (“Rafael”) (the other shareholder of RDC), according to which, RDC sold 2,000,000 unregistered shares of Given to Elron and Rafael (one million each) for a total consideration of $12,184. RDC used $5,000 of the proceeds to repay shareholders’ loans to Rafael and Elron. This transaction did not have any effect on the Company’s consolidated results of operations and the Company’s direct and indirect interest in Given.

c.

In April 2004, RDC purchased from one of its shareholders (a former senior executive of RDC) treasury shares amounting to approximately 3% of its outstanding share capital. In consideration for the treasury shares, RDC distributed to the shareholder 200,000 shares of Given. The number of the distributed Given shares was calculated based on the relative fair values of the shares of RDC and of Given on the date the agreement to purchase the treasury shares was signed (May 2003). The transaction was completed in April 2004, after receipt of various approvals required under the agreement.

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

d.

In June 2004, Given completed its secondary public offering of 2,880,750 ordinary shares at $32.00 per share, comprising 1,500,000 shares issued by Given and 1,380,750 shares (including 375,750 shares as a result of the exercise of the underwriters’ over allotment option) sold by existing shareholders. In the aforementioned offering, RDC sold 300,000 ordinary shares in consideration for approximately $9,000. Given received net proceeds of approximately $44,300. As a result of the sale of Given’s shares by RDC and the issuance of shares by Given, Elron’s directly and indirectly ownership interest in Given decreased from approximately 16% to approximately 15%, and Elron recorded a gain of $15,200 ($6,700 net of tax and minority interest).

e.

During the second half of 2004, Elron purchased 1,373,513 ordinary shares of Given in consideration for approximately $43,900. As a result, Elron’s direct and indirect ownership interest in Given increased from approximately 15% to approximately 20%. The excess of the purchase price over the Company’s share in the equity acquired amounted to approximately $39,500 and was allocated as follows: approximately $30,400, net of deferred tax liability in the amount of $1,900, to intangible assets other than goodwill, such as customer relationships and technology, approximately $1,700 to in-process research and development activities (“IPR&D”), and approximately $7,400 to goodwill.

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

f.

During 2004, the Company’s Chairman of the Board exercised options previously granted to him and purchased 21,751 shares of Given from the company, in consideration for approximately $49 and the elimination of the related liability previously recorded in Elron’s books. As a result, Elron recorded a gain of approximately $600.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

	d.	Additional information (Cont.)

During 2005 a former senior employee of RDC exercised options previously granted to him, and purchased from RDC 70,200 shares of Given in consideration for approximately $12 and the elimination of the related liability previously recorded in RDC’S books. As a result, RDC recorded a gain of approximately $1,200 ($500 net of tax and minority interest).

		3.	ChipX

ChipX is a manufacturer of late stage programmable structured ASICs (application-specific integrated circuits). In March 2004, ChipX Incorporated (“ChipX”) completed a private placement in which it issued 7,594,928 redeemable preferred shares in consideration for $12,000. Elron purchased 1,632,564 redeemable preferred shares in consideration for approximately $2,600. As a result, Elron’s voting interest in ChipX decreased from approximately 33% to approximately 26%. The aforementioned transaction had no effect on Elron’s results of operations.

		4.	KIT

In July 2003 Elron invested $2,000 in K.I.T.eLearning B.V (“KIT”), in consideration for 1,243,396 Series B-2 preferred shares, as part of an aggregate investment of $4,000, the balance of which was invested by DIC. KIT was previously held by Elron at a rate of approximately 29%.

In addition to this investment, Elron’s loan to KIT in the amount of $1,500 (which was granted during 2001 and 2002) was converted into 324,388 series B-1 preferred shares of KIT. Following the investment and the loan conversion, Elron held approximately 45% of KIT’s outstanding shares.

In March 2004, Elron together with the other shareholders of KIT, DIC and Kidum IT Ltd. (together “the sellers”) completed the sale of KIT, to Online Higher Education B.V, a subsidiary of Laureate Education, Inc. (NASDAQ: LAUR), a global leader in higher education, in consideration for $9,400, of which Elron received approximately $5,700. The gain resulting from the sale amounted to approximately $5,300. In addition, the sellers are entitled to a future payment of up to $10,000 based on future earnings of KIT in the years 2006 and 2007, from which Elron’s share will be up to approximately $5,700.

		5.	Wavion

In 2003, Elron invested $3,000 in Wavion Inc. (“Wavion”) in consideration for 3,575,686 Series B preferred shares, out of an aggregate amount of $12,500 raised by Wavion in a private placement from Elron and new investors. In addition to this investment, Elron converted previously granted loans into 1,787,843 Series A1 preferred shares. In 2005, Elron invested $1,424 in consideration for 1,696,728 Series B preferred shares, out of an aggregate amount of $3,600. Wavion is a developer of broadband wireless access systems for Wi-Fi networks. As of December 31, 2005, Elron’s holds approximately 38% of Wavion on a fully diluted and on an as converted basis.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

	d.	Additional information (Cont.)

		5.	Wavion (Cont.)

Wavion is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Wavion, and accordingly has not consolidated Wavion. As of December 31, 2005, the Company’s maximum exposure to loss as a result of its involvement in Wavion does not exceed the carrying value of its investment in Wavion in the amount of approximately $761.

		6.	Oren

a.

In July 2003, Elron purchased 6,581,671 preferred E2 shares of Oren Semiconductors Inc. (“Oren”) in consideration for $3,000, as part of an aggregate investment of $8,000 of existing shareholders and of Zoran Corporation (NASDAQ: ZRAN) (“Zoran”).

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

		b.	On June 10, 2005, Zoran completed the acquisition of Oren. Prior to the transaction, Zoran held approximately 17% of Oren.

The consideration paid by Zoran to the other shareholders in Oren was determined based on a value of Oren of $53,500. Zoran paid approximately $44,600 in the form of cash and Zoran common stock for the remaining 83% of Oren. Upon completion of the transaction, Elron received cash of approximately $12,500 and Zoran common stock with a value of approximately $7,700 (based on the market price of Zoran shares on the date of completion). An amount of approximately $1,900 out of the cash received is deposited in an escrow account, half until June 2006 and half until June 2007, for the assurance of Oren’s representations in accordance with the agreement. As a result of the sale, Elron recorded a gain, in 2005, of approximately $19,700 (approximately $17,200 net of taxes).

In July 2005, Elron sold all shares of Zoran received by it in the aforementioned sale for approximately $8,800 and recorded a gain of approximately $1,100 (approximately $700 net of tax).

		7.	NetVision

a.

NetVision provides Internet services and solutions in Israel and international telephony services through Voice over IP technology. During 2004, Elron and DIC each granted NetVision Ltd. (“NetVision”) a loan of $2,000 in order to enable NetVision to repay a portion of its line of credit to a lending bank. DIC is the other major shareholder of Netvision. In accordance with EITF 02-18, Elron recognized all previously suspended equity method losses in NetVision in the amount of the loan granted.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

	d.	Additional information (Cont.)

		7.	NetVision (Cont.)

During the second half of 2004, Elron and DIC each granted NetVision additional loans of approximately $3,300. The loans from Elron bore an interest rate of Libor +2% per annum.

b.

On May 19, 2005, Netvision completed its initial public offering on the Tel Aviv Stock Exchange in Israel of shares and convertible securities in consideration for the immediate net proceeds of approximately NIS 135 million (approximately $31,000). Out of the proceeds received, an amount of approximately NIS 38 million (approximately $8,600) was allocated to the shares and an amount of approximately NIS 97 million (approximately $22,400) was allocated to the convertible securities based on the relative fair value of such securities. In addition, future proceeds from the exercise of options sold in the offering may amount to a maximum of approximately NIS 28.8 million (approximately $6,600). Elron and DIC each converted approximately $3,100 of loans into equity of Netvision immediately prior to the offering and $2,200 in loans was repaid to each Elron and DIC from the proceeds of the offering. As a result of the initial public offering, Elron’s interest in Netvision decreased from 45.7% to approximately 39% resulting in a gain of approximately $3,000. If all convertible securities in Netvision are converted to shares, Elron’s interest in Netvision will decrease to 27.4%.

		8.	AMT

The AMT group develops technologies and products based on amorphous metals. In June 2004, Elron completed an investment of $3,000 in convertible notes of AMT then held 28% by Elron, together with an international strategic partner which also invested $3,000 in AMT’s convertible notes. In addition, existing AMT shareholders, including Elron, converted shareholder loans into convertible notes in the aggregate amount of approximately $2,700, of which Elron converted approximately $1,600. In addition, Elron and the other investors in AMT were issued warrants to purchase convertible notes of AMT for a total amount of up to approximately $33,250, which may be exercised over various periods up to a maximum of 48 months from the closing date of the transaction. As a result of the transaction, Elron increased its ownership interest to approximately 35% on a fully diluted basis (excluding warrants) and on an “as converted” basis. The excess of the purchase price over the Company’s share in the equity acquired amounted to approximately $4,200 and was allocated as follows: approximately $2,900, net of deferred tax liability in the amount of approximately $300, to intangible assets other than goodwill with a weighted average useful life of 10 years, approximately $1,100 to IPR&D and approximately $140 to tangible assets.

In 2005, Elron invested additional $900 in convertible notes and $500 in loans bearing an interest rate of 8% per annum.

		9.	Oncura

Regarding the investments in Oncura, see Note 3(a)(1).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

	e.	Summarized information

Summarized combined financial information is as follows:

	Given	Oncura	Others

December 31, 2005:

Balance sheet information:
Current assets	$108,976	$23,998	$57,548
Non-current assets	40,134	37,496	53,876
Total assets	149,110	61,494	111,423
Current liabilities	22,759	30,724	53,498
Non-current liabilities	24,246	3,574	53,127
Minority interest	61	—	143
Redeemable preferred stock	—	—	36,108
Shareholders’ equity (deficiency)	102,044	27,196	(31,453)

Year Ended December 31, 2005:

Statement of operations information:
Revenues	$86,776	$72,063	$95,707
Gross profit	64,706	31,183	25,859
Net income from continuing operations and net income	6,343	—	5,405
Net loss from continuing operations and net loss	—	(6,209)	(18,680)

	Given	Others

December 31, 2004:

Balance sheet information:
Current assets	$110,433	$66,990
Non-current assets	13,791	96,426
Total assets	124,224	163,419
Current liabilities	17,446	82,060
Non-current liabilities	10,984	49,278
Minority interest	1,177	493
Redeemable preferred stock	—	34,272
Shareholders’ equity (deficiency)	94,617	(2,684)

Year Ended December 31, 2004:

Statement of operations information:
Revenues	$65,020	$158,965
Gross profit	47,286	53,494
Net income from continuing operations and net income	2,888	4,446
Net loss from continuing operations and net loss	—	(23,586)

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

f.	Goodwill and intangible assets allocated to investments

The annual estimated amortization expense relating to intangible assets allocated to investments accounted for under the equity method, which will be included in the line item “Equity in losses of affiliated companies” in the statement of operations, for each of the five years in the period ending December 31, 2010 is approximately $4,600.

The weighted average amortization period of the intangible assets is approximately 14 years.

At the balance sheet date, the Company has goodwill in the amount of $20,650 allocated to investments accounted for under the equity method.

g.	Impairment

As a result of an other-than-temporary decline in value of certain investments, the Company recorded impairment losses with respect to affiliated companies of $5,300 (including $1,700 relating to a certain intangible asset in an investee), $700 and $500, in 2005, 2004 and 2003, respectively. Such impairment losses are included as part of the Company’s equity in losses of affiliated companies.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

	December 31

	2005	2004

Marketable securities presented as available- for- sale securities: (1)
Partner (2)	$25,998	$136,208
Other	1,065	950

	27,063	137,158

Partnerships	3,698	3,176

Other investments and long-term receivables (3)(4)	43,170	15,595

	$73,931	$155,929

(1) Includes unrealized gains	$17,540	$90,484

(2)	Partner Communications Company Ltd. (“Partner”)

As of December 31, 2005 and 2004, Elbit holds 3,091,361 and 15,856,551 shares of Partner, respectively. In 2003, Elbit sold 6,278,226 shares of Partner in consideration for approximately $29,300. As a result, Elron recorded a realized gain of approximately $11,000 ($7,100 net of tax). On April 20, 2005 Elbit completed the sale of 12,765,190 Partner shares to Partner for approximately $94,000, as part of the sale together with the other Israeli founding shareholders of Partner, of approximately 33.3 million Partner shares to Partner. As a result of the sale, Elron recorded in the statement of operations, a gain of approximately $56,400 (approximately $45,400 net of tax).

The gain net of tax includes a reduction of approximately $9,400 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. See Note 14 (e).

Subsequent to the aforementioned sale and as of December 31, 2005, Elbit holds approximately 2% of the outstanding shares of Partner. This interest in Partner is no longer pledged to the banks providing financing to Partner.

On March 8, 2006, Elron announced the signing of a definitive agreement to acquire approximately 823,000 shares of Partner from one of the other Israeli founding shareholders of Partner for approximately $5,300, reflecting approximately 15% discount from the market price, subject to adjustments in accordance with the terms of the agreement. Upon completion of the acquisition, we will hold approximately 2.6% of Partner. The completion of the acquisition is subject to the satisfaction of certain closing conditions including regulatory approval. There is no assurance that the acquisition will be completed.

Almost all of these shares are subject to transfer restrictions under Partner’s license.

(3)	During 2005, 2004 and 2003, Elron recorded impairment losses of approximately $600, $800 and $3,700, respectively, in respect of certain investments and receivables.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

(4)	Other investments include mainly the following companies:

	December 31,

	Note	2005	2004

		% of outstanding share capital on an as converted basis

Jordan Valley	8(4)(a)	27.8	27.8
Impliant	8(4)(b)	21.5	20.1
Nulens	8(4)(c)	21.6	—
Teledata	8(4)(d)	21.1	—
Brainsgate	8(4)(e)	22.3	—
Safend	8(4)(f)	—	—

(a)	Jordan Valley

On October 21, 2004, Elron purchased 32,901 Preferred A shares of Jordan Valley Semiconductor Ltd. (“Jordan Valley”), in consideration for approximately $6,700, as part of an aggregate investment of approximately $9,000 raised by Jordan Valley. The balance of the aggregate investment in Jordan Valley was invested by Clal Industries and Investments Ltd. (“Clal”) by way of conversion of previously granted loans. Jordan Valley is an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Following the investment Elron holds 25% of Jordan Valley on a fully diluted basis and on an as converted basis. According to the agreement, Elron’s holding percentage was subject to adjustment based on Jordan Valley’s future performance and therefore Elron invested in October 2005 an additional $1,400. Jordan Valley is also 40% owned (indirectly) by Clal, an entity under common control with DIC. Elron’s investment in Jordan Valley was approved by the shareholders of Elron and Clal on October 21, 2004. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Jordan Valley is accounted for under the cost method.

(b)	Impliant

On December 28, 2004, Elron invested approximately $7,300 in consideration for 19,962,500 Preferred C shares of Impliant Inc. (“Impliant”) as part of a financing round of approximately $18,000 from new and existing investors of Impliant. In 2005 Elron invested an additional $1,000 in consideration for 2,682,907 Preferred C shares as part of a financing round of approximately $5,400. Impliant is a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery. Following the aforementioned investments, Elron holds approximately 20% of Impliant, on a fully diluted basis and on an as converted basis. Since the investment in preferred C shares is not considered to be an investment that is in-substance-common stock, the investment in Impliant is accounted for under the cost method.

(c)	NuLens

On April 21, 2005, Elron completed an investment of approximately $2,900 in NuLens Ltd. (“NuLens”), in consideration for 763,584 Series A preferred shares, as part of an aggregate investment of approximately $3,400. NuLens is an Israeli medical device company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures. Elron’s investment was in two installments, the first of approximately $1,700 was invested immediately for approximately 17% of NuLens on a fully diluted and on an

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

(c)	NuLens (Cont.)

as converted basis and an additional amount of approximately $1,200 was invested on March 9, 2006, simultaneously with an additional investment of $1,500, for 241,158 Series B preferred shares as part of a new round of investment in the aggregate amount of approximately $6,000. The new round was led by Warburg Pincus, a leading global private equity fund. Following the above investments, Elron holds 25% of NuLens, on a fully diluted and on an as converted basis. Since the investments in preferred A and B shares are not considered to be an investment that is in-substance-common stock, the investment in NuLens is accounted for under the cost method

(d)	Teledata

On May 8, 2005, Elron completed an investment of $16,000 in Teledata Networks Ltd. (“Teledata”), in consideration for 4,923,194 series A preferred shares. The investment is part of an aggregate round of financing of $19,000, in which FBR Infinity II Ventures, an indirectly related venture capital fund (“Infinity”), invested the remaining $3,000. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Following the investment, Elron holds approximately 21% of Teledata, on a fully diluted and on an as converted basis. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Teledata is accounted for under the cost method.

(e)	BrainsGate

On August 8, 2005, Elron completed an investment of approximately $6,900 in BrainsGate Ltd. (“BrainsGate”), in consideration for 1,733,141 Series B-1 preferred shares, as part of an aggregate investment of approximately $17,000. BrainsGate is an Israeli company that is developing implantable medical devices to treat various central nervous system diseases (CNS) related pathologies. Following Elron’s investment, Elron holds approximately 20% of BrainsGate, on a fully diluted and on an as converted basis. Since the investment is in preferred B-1 shares, which are not considered to be an investment that is in-substance- common stock, the investment in BrainsGate is accounted for under the cost method.

(f)	Safend

On January 2, 2006 Elron completed an investment of approximately $3,700 in Safend Ltd. (“Safend”) of which $200 were granted as a bridge loan in December 2005, in consideration for 1,942,261 Series B preferred shares, as part of an aggregate investment of approximately $7,400. Following Elron’s investment, Elron holds approximately 22% of Safend on a fully diluted and on an as converted basis. Safend is an Israeli company which develops comprehensive desktops and laptops endpoint security solutions.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	PROPERTY AND EQUIPMENT, NET

	December 31

	2005	2004

Land and Building	$9,944	$10,060
Leasehold improvements	2,508	2,389
Computers, furniture and machinery	4,176	3,691
Motor vehicles	561	521

	17,189	16,661
Less - accumulated depreciation	9,380	8,604

Property and equipment, net	$7,809	$8,057

Depreciation expenses amounted to approximately $1,016, $1,013 and $1,336 for the years ended
December 31, 2005, 2004 and 2003, respectively.

Depreciation expenses included in the discontinued operations, amounted approximately $10, $124 and $254 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 10:-	GOODWILL AND OTHER INTANGIBLE ASSETS

		December 31
	Period of
	amortization	2005	2004

	years

Cost:
Technology and other intangible assets (1)	14	$425	$383

Accumulated amortization:
Technology and other intangible assets (1)		236	174

		189	209

Intangible assets with indefinite useful life		2,629	2,629

Goodwill		2,742	6,657

Amortized cost		$5,560	$9,495

1.

The annual estimated amortization expense relating to Elron’s amortizable intangible assets existing as of December 31, 2005, for each of the five years in the period ending December 31, 2010 is approximately $40.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

2.	The changes in the carrying amount of goodwill for the years ended December 31, 2005, 2004 and 2003 are as follows:

Other Holdings and Corporate operations

Balance as of January 1, 2003	$ 14,862
Goodwill write-off relating to sale of business	(781)
Adjustment of goodwill due to reversal of valuation allowance in respect to deferred tax assets (4)	(7,653)

Balance as of December 31, 2003	$ 6,428

Newly consolidated companies	229

Balance as of December 31, 2004	$ 6,657
Adjustment of goodwill due to reversal of valuation allowance in respect to deferred tax assets (4)	(3,915)

Balance as of December 31, 2005	$ 2,742

3.	Amortization expenses amounted to approximately $61, $142 and $299 for the years ended December 31, 2005, 2004 and 2003, respectively.

4.

In 2003, Elbit recorded a tax benefit in the amount of approximately $7,700, and reduced its valuation allowance in respect of deferred tax assets. Since the tax benefit was in respect of losses carryforward of Elbit at the date of Elbit’s merger with Elron (May 2002) (“the merger”), Elron recorded the tax benefit as a reduction from goodwill that had resulted from the merger.

With respect to 2005 – see Note 14 (e).

5.	Regarding the write down of an intangible asset relating to Mediagate, see Note 3c.

NOTE 11:-	SHORT-TERM LOANS FROM BANKS AND OTHERS

	Weighted Average Interest rate December 31, 2005	December 31

	%	2005	2004

Short-term loans from banks denominated in NIS	—	$—	$9
Short-term loans from banks denominated in U.S. dollars	6.62%	3,808	380

		$3,808	$389

As of December 31, 2005, the balance also includes a bank loan to Mediagate in the amount of approximately $2,600 bearing an annual interest rate of the Wholesale Interest Rate plus 1% (the Wholesale Interest Rate as of December 31, 2005 and 2004 was approximately 5.3% and 3.3%, respectively). In 2004 the loan was represented as long term loan. In February 2006, the loan (including accrued interest) was extinguished for a consideration of $100. As a result Elron will record in the first quarter of 2006 a gain of approximately $2,700.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31

	2005	2004

Payroll and related expenses (1)	$2,502	$2,559
Provision for income taxes	4,252	19,044
Accrued expenses	850	348
Deferred revenues	—	89
Employees call options (2)	836	3,835
Provision for rent	—	1,007
Provision for Professional expenses	455	314
Chief Scientist	443	525
Others	1,687	1,960

	$11,025	$29,681

(1) Includes provision for vacation pay	$958	$818

(2)	EMPLOYEE CALL OPTIONS

a.

The Company’s Chairman of the Board has options to acquire up to 1.5% of any shares or other securities acquired by the Company in Wavion and up to 0.75% of any shares or other securities acquired directly and indirectly by the Company in Galil. These options shall be exercisable at the weighted average price of investments made by the Company with respect to any of those two companies until the date of exercise of the options. The options shall be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by the Company in the relevant entity.

b.

During 2001, the Board of directors approved the grant of options to certain officers of the Company to acquire between 1% to 2% of Elron’s investments in certain private companies. The options are exercisable at the weighted average price of the investments made by Elron. The options vest ratably over a three year period and are exercisable for an additional three years.

c.

In 1999, RDC granted two former senior employees with call options to purchase up to 5% of the investments held by RDC at that date at an exercise price as determined in the call option agreement. During 2005, a former senior employee of RDC exercised a call option with respect to 70,200 shares of Given at an exercise price of $0.17 per share (See Note 7d(2)).

d.

In 2004, RDC granted to a key employee call options to purchase up to 0.75% of RDC’s investment in Starling at an exercise price as determined in the call option agreement. Approximately 67% of the options vest ratably over a period of 4 years and the balance are fully vested.

All aforementioned options were recorded at fair value. The fair value of each option granted (as described in paragraphs a - d above) is estimated using the Black and Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2005, 2004 and 2003, respectively: (1) expected life of the option of 1.8, 4 and 3.89, respectively; (2) dividend yield of 0% for all periods; (3) expected volatility of the options of 50%, 50% and 0% to 65%, respectively; and (4) risk-free interest rate of 4.6%, 2.5% and 1%, respectively.

In respect of the aforementioned call options, compensation expense (income) amounted to $(1,041), $1,414 and $957 for the years ended December 31, 2005, 2004 and 2003, respectively. These compensation expenses are included in General and administrative expenses.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	LONG-TERM LOANS FROM BANKS AND OTHERS

a.	COMPOSITION

	December 31

	2005	2004

Long-term loans from banks (1)	$23	$3,420
Long-term loans from others (2)	3,519	3,626

	3,542	7,046

Less-current maturities (2)	(2,065)	(2,974)

	$1,477	$4,072

	(1)	In 2004, with respect to Mediagate’s loan see Note 11.

(2)

As of December 31, 2005 and 2004 an amount of $2,058 and $2,199, respectively, represents loans from Rafael to RDC which are denominated in New Israeli Shekel (“NIS”) and do not bear interest or linkage. These amounts are included in current maturities of long term loans.

As of December 31, 2005, the amount also includes a loan of approximately $1,379 from the minority shareholders of Galil. The loan bears interest at a rate of Libor plus 3%.

b.	The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

First year (current maturities)	$2,065
Second year	1,469
Third year	8

$3,542

NOTE 14:-	INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	INCOME TAXES (Cont.)

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

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

d.

In 2004, the Israeli parliament approved on amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) which reduces the corporate tax rate from 36% to 35% in 2004 and progressively to a rate of 30% in 2007. As a result, Elron recorded in 2004 a tax benefit in the amount of approximately $2,900.

On July 25, 2005, the Israeli parliament approved the Law for the Amendment of the Tax Ordinance (No. 147), 2005 which progressively reduces the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 – 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25% (the “Amendment”). The amendment had no material effect on the Company’s financial position and results of operations in 2005.

e.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,

	2005	2004	2003

Current taxes*	$19,031	$16,363	$385
Adjustments of deferred tax assets and liabilities for enacted changes in tax rates	116	(2,917)	—
Deferred income taxes	(7,404)	508	6,229
Taxes in respect of prior years	(1,282)	1,147	182

	$10,461	$15,101	$6,796

Domestic	$10,461	$15,101	$6,796

Foreign	$—	$—	$—

*

In 2005, Elbit received final tax assessments for the years 2002 to 2004, according to which certain prior year losses are to be offset from certain gains. Consequently, Elbit reversed a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. This reversal resulted in a tax benefit of $14,500. Since a portion of the valuation allowance reversed was in respect of loss carryforwards of Elbit existing at the date of the merger, Elron recorded a tax benefit in the amount of $3,900 relating to such portion as a reduction of the remaining goodwill.

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	INCOME TAXES (Cont.)

f.	Deferred income taxes:

	Deferred Tax Asset		Deferred Tax Liability

	Non current	Current	Current	Non current	Total

As of December 31, 2005
Deferred tax assets:
Provision for doubtful accounts, vacation and others	$—	$201	$—	$—	$201
Accrued severance pay, net	156	—	—	—	156
Trading marketable securities	—	22	—	—	22
Investments in subsidiaries, affiliates and other companies, net	31,946	—	—	(1,848)	30,098
Property and equipment and intangible assets	28	—	—	(744)	(716)
Tax loss carryforwards	36,505	—	—	955	37,460
Other		356	—	—	356

	$68,635	$579	$—	$(1,637)	$67,577

Deferred tax liabilities:
Available-for-sale marketable securities	—	—	—	(7,857)	(7,857)

			—
Valuation allowance (1)	(62,114)	(579)	—	—	(62,693)

	$6,521	$—	$—	$(9,494)	$(2,973)

	Deferred Tax Asset		Deferred Tax Liability

	Non current	Current	Current	Non current	Total

As of December 31, 2004
Deferred tax assets:
Provision for doubtful accounts, vacation and others	$—	$341	$—	$—	$341
Accrued severance pay, net	363	—	—	—	363
Trading marketable securities	—	20	—	—	20
Investments in subsidiaries, affiliates and other companies, net	39,801	—	—	(1,659)	38,142
Property and equipment and intangible assets	184	—	—	(811)	(627)
Tax loss carryforwards	72,545	—	—	6,473	79,018
Other	—	1,151	—	—	1,151

	$112,893	$1,512	$—	$4,003	$118,408

Deferred tax liabilities:
Available-for-sale marketable securities	—	—	—	(45,236)	(45,236)

	112,893	1,512	—	(41,233)	73,172

Valuation allowance	(107,400)	(1,512)	—	—	(108,912)

	$5,493	$—	$—	$(41,233)	$(35,740)

	(1)	As of December 31, 2005, the valuation allowance for deferred tax assets, for which their reversal will be allocated to reduce other non-current intangible assets, aggregated approximately $1,800.

g.

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	INCOME TAXES (Cont.)

	Year ended December 31,

	2005	2004	2003

Income (loss) before taxes as reported in the consolidated statements of operations	$56,486	$111,734	$12,807

Statutory tax rate	34%	35%	36%

Theoretical tax expense (income)	$19,205	$39,107	$4,611
Equity in losses of affiliated companies	6,076	3,672	3,131
Non-deductible expenses, tax exempt and reduced tax rate	(639)	856	1,514
Differences arising from the basis of measurement for tax purposes	1,233	(1,024)	2,783
Deferred taxes on losses for which valuation allowance was provided	5,370	2,940	1,977
Reversal of valuation allowance	(19,618)	(28,680)	(7,402)
Taxes in respect of previous years	(1,282)	1,147	182
Effect of change in tax rate	116	(2,917)	—

Actual tax expenses	$10,461	$15,101	$6,796

Effective tax rate	18.5%	13.5%	53.1%

h.

As of December 31, 2005 the Company had tax loss carryforwards of approximately $69,000, its Israeli subsidiaries had tax loss carryforwards of approximately $51,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

i.	Income before taxes on income is comprised as follows:

	Year ended December 31,

	2005	2004	2003

Domestic	$56,486	$111,576	$20,671
Foreign	—	158	(7,864)

	$56,486	$111,734	$12,807

NOTE 15:-	CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

a.

The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2011. Rent expenses amounted to approximately $593, $534 and $456 for the years ended December 31, 2005, 2004 and 2003, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

First year	$797
Second year	686
Third year	387
Fourth year	201
Fifth year and thereafter	258

$2,329

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

b.

Certain of the Company’s subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company and in certain cases plus interest of Libor. As of December 31, 2005, the aggregate contingent obligation royalty amounted to approximately $3,868.

c.	Legal proceedings:

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

In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action. It has not been determined when the defendants are required to file their statements of defense to the claim. The claimants and the defendants are currently involved in various proceedings, mostly regarding the disagreement concerning the court fees.

The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

NOTE 16:-	SHAREHOLDERS’ EQUITY

a.	Share capital

An ordinary share confers upon its holder voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

b.	Dividend

On September 5, 2005, Elron has declared a cash dividend of $3.00 per share, totaling approximately $88,500. The dividend was paid on September 27, 2005.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Options to employees

	1.	Options to Elron’s Employees

The Company has various stock option plans under which the Company may grant options to purchase the Company’s shares to officers, directors and employees of the Company. Such options have been granted mainly with exercise prices below market price at the date of the grant. Generally, the options vest over a four-year period from the date of grant in four equal annual portions. The options expire after 5 to 7 years from the date of grant.

In May 2003, the Board of directors of the Company approved an option plan (the “2003 Option Plan”) providing for the grant of 500,000 options to purchase 500,000 ordinary shares of the Company to eligible employees, directors and officers of the Company or of any subsidiaries of the Company. According to the option plan the exercise price is to be reduced in the event of a distribution of a dividend in the amount the dividend distributed.

As of December 31, 2005, 388,000 options were granted under the 2003 Option Plan at an average exercise price of $6.37 per share. The exercise price was adjusted to reflect the abovementioned dividend. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant.

	2005			2004		2003

	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding-beginning of the year	574,702	$12.44		791,777	$12.01	557,880	$13.92
Granted	120,000	9.69		20,000	12.41	291,333	8.03
Exercised	(69,031)	10.11		(218,290)	10.35	(25,875)	6.84
Forfeited	(85,236)	13.95		(18,785)	13.39	(31,561)	13.10

Outstanding - end of the year	540,435	$9.53	(*)	574,702	$12.44	791,777	$12.01

Options exercisable at the end of the year	281,435	$11.88	(*)	259,369	$16.56	313,320	$15.66

(*) After an adjustment as a result of the dividend distributed of $3 per share (see Note 16(b)).

The weighted average fair values and weighted average exercise prices of options granted during the years ended December 31, 2005, 2004 and 2003 were as follows:

	For options with an exercise price on the grant date that:

	Exceeds market price			Less than market price

	Year ended December 31,			Year ended December 31,

	2005	2004	2003	2005	2004	2003

Weighted average exercise prices	$—	$—	$8.44	$9.69	$12.41	$8.00
Weighted average fair values on grant date	$—	$—	$1.3	$4.18	$5.51	$2.95

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	SHAREHOLDERS’ EQUITY (Cont.)

	c.	Options to employees (Cont.)

		2.	The following table summarizes information regarding outstanding and exercisable options as of December 31, 2005:

Options outstanding			Options exercisable

Exercise price	Number outstanding at December 31, 2005	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number outstanding at December 31, 2005	Weighted- average exercise price

$5-7.838	307,333	2.67	$5.4	143,333	$5.06
$9.12-10.01	119,384	4.09	$9.31	24,384	$9.89
$15.76-18.87	80,718	1.42	$17.45	80,718	$17.45
$29.38	33,000	1.83	$29.38	33,000	$29.38

	540,435			281,435

3.

In December 1999, the Company’s shareholders approved a plan whereby the Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,154 ordinary shares of the Company (the “1999 grant”). The options were granted ratably over a period of 3 years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant. On February 2005, the first portion expired. The exercise prices of the options granted in February 2001 and 2002 were $15.76 and $10.01, respectively, as adjusted for the abovementioned dividend distributed in 2005.

In March 2001, the Company’s shareholders approved a plan whereby the Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,000 ordinary shares of the Company (the “2001 grant”). The options were granted ratably over a period of 3 years commencing June 2001 and are exercisable for a period of three years, from the date of the grant. The exercise prices of the options granted in June 2001 and 2003 were $16.05 and $5.437, respectively as adjusted for the abovementioned dividend distributed in 2005.

In December 2004, 19,333 options at an exercise price per share of $8.34 from the 2001 grant were exercised into 8,623 shares.

As of grant date, the weighted average fair value of the remaining 1999 grant and the remaining 2001 grant was $ 7.62 and $ 2.64 per share, respectively. The fair value was calculated using the Black & Scholes option-pricing model (see Note 2s for the assumptions used in the calculation).

Upon exercise of the options, the option holder will be granted a number of shares reflecting the intrinsic value of the options exercised, as calculated at the exercise date, in consideration for their par value only. These plans are considered to be variable plans as defined in APB 25 (except for the third portion of the 2001 grant which is accounted for under SFAS 123, See Note 2s). For options accounted under APB 25, compensation expense is estimated based on the quoted market price of the Company’s stock at the end of each reporting period and is amortized over the remaining vesting period of the options.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	SHAREHOLDERS’ EQUITY (Cont.)

	c.	Options to employees (Cont.)

		4.	Compensation expense recorded during 2005 amounted to $ 405 (2004- $ 545, 2003- $ 386).

		5.	The balance of deferred compensation as of December 31, 2005 amounted to $856.

NOTE 17:-	INCOME (LOSS) PER SHARE

Income (loss) per share is computed as follows:

	Year Ended December 31
	income	2005 Number of shares ( in thousands)	Per share amount	Income	2004 Number of shares (in thousands)	Per share amount	Loss	2003 Number of shares (in thousands)	Per share amount

Basic	$47,335		$1.61	$84,133	29,266	$2.87	$(7,205)	29,194	$(0.25)

Effect of options of investees	(20)	—		(95)	—		(200)	—
Effect of dilutive stock options		113		—	119		—	—

Diluted	47,315	29,550	$1.60	84,038	29,385	$2.86	(7,405)	29,194	$(0.25)

In 2003 all stock options issued by Elron were not included in the computation of diluted loss per share because their effect was anti-dilutive.

NOTE 18:-	EQUITY IN LOSSES OF AFFILIATED COMPANIES

	Year ended December 31,

	2005	2004	2003

Affiliated companies:
ESL(1)	—	4,706	9,110
Given	(2,036)	(2,573)	(3,184)
Others(2)	(15,486)	(12,625)	(14,624)

	$(17,522)	$(10,492)	$(8,698)

The equity in losses includes amortization of intangible assets allocated to the investments in affiliated companies.

(1)	Through the sale date, see Note 7d(1).
(2)	Including equity in net losses of consolidated entities through the dates of commencement of consolidation.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-	GAIN FROM DISPOSAL OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES, NET

	Year ended December 31,

	2005	2004	2003

Netvision (See Note 7d(7))	2,989	—	—
Oren (See Note 7d(6))	19,673	—	—
ESL (See Note 7d(1))	$—	$105,171	$(35)
Given (See Note 7d(2))	666	21,667	4,548
KIT (See Note 7d(4))	—	5,302	—
Galil Medical’s urology business (See Note 3a)	—	—	21,241
Others	—	256	—

	$23,328	$132,396	$25,754

NOTE 20:-	OTHER INCOME, NET

	Year ended December 31,

	2005	2004	2003

Gain (loss) from sale and increase (decrease) in market value of: (see a and b below)
Partner shares (see Note 8(2))	$56,423	$—	$11,071
24/7 shares	—	—	2,019
Zix shares (see Note 3(b))	—	5,360	4,815
Zoran shares (see Note 7(d)(6))	1,053	—	—
Kana shares (1)	(4)	(5)	4
Other companies, net	137	—	19
Other than temporary decline in investments	(568)	(803)	(3,716)
Equity in losses of partnerships	174	(7)	(547)
Other income, net	1,433	204	972

	$58,648	$4,749	$14,637

	(1)	Realized gains and losses on trading securities.

Realized gains from sale of available-for-sale securities amounted to approximately $57,500, $5,400 and $17,900 in the years ended December 31, 2005, 2004 and 2003, respectively. The proceeds from such sales amounted to approximately $103,000, $8,000 and $46,100 for the years ended December 31, 2005, 2004 and 2003, respectively.

Regarding an other than temporary decline in value of other investments see Note 8(3).

NOTE 21:-	FINANCING INCOME, NET

	Year ended December 31,

	2005	2004	2003

Income:
Interest on cash equivalents, bank deposits, debentures and loans	$6,473	$2,577	$1,403
Foreign currency gains	1,532	862	615

	8,005	3,439	2,018

Expenses:
Interest on short-term credit, long-term loans and others	1,333	586	767
Foreign currency losses	88	1,420	500

	1,421	2,006	1,267

Loss from sale of debentures	192	—	—
Other than temporary decline in value of Availble for sale Debentures	909	—	—

	$5,483	$1,433	$751

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 22:-	DISCONTINUED OPERATIONS

During 2003 and 2005, the Company disposed of certain subsidiaries and businesses, which met the definition of a component under SFAS 144. Accordingly, the results of operations of these subsidiaries and businesses and the gain resulting from the disposals have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition comparative data of the assets and liabilities attributed to the discontinued operations have been reclassified in the balance sheet.

	a.	The following is the composition of discontinued operations:

	Year ended December 31,

	2005	2004	2003

Loss from operations of discontinued components
ET group (See Note 3d): *
Impairment of goodwill	(1,329)	(1,980)	—
Impairment of intangible assets and property and equipment	—	(2,904)	—
Operating losses	(2,734)	(3,027)	(2,074)

	$(4,063)	$(7,911)	$(2,074)

ESW (see Note 3b) *	—	(454)	$(4,825)
Vflash *	—	—	453

	(4,063)	(8,365)	(6,446)

Gain on disposal
ESW (see Note 3b)	—	—	4,137
ET group(See Note 3d)	213	—	—

	213	—	4,137

	$(3,850)	$(8,365)	$(2,309)

* Pre tax loss of ET group	$(4,063)	$(7911)	$(2,074)

* Pre-tax loss of ESW	$—	$(454)	$(4,829)

* Pre-tax income of Vflash	$—	$—	$453

Revenues relating to discontinued operations for the years ended December 31, 2005, 2004 and 2003 were as follows:

	Year ended December 31,

	2005	2004	2003

ET group	$2,954	$5,065	$7,390

ESW	$—	—	$4,740

	$2,954	$5,065	$12,130

b.	The breakdown of assets and liabilities attributed to discontinued operations of the ET group as of December 31, 2004 was as follows:

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 22:-	DISCONTINUED OPERATIONS (Cont.)

December 31, 2004

Assets:
Cash and cash equivalents	$514
Trade receivables, net	2,414
Other receivables and prepaid expenses	441
Contract-in-progress	23
Severance fund	501
Property and equipment, net	9
Goodwill	3,610
Other intangible assets	140

$7,652

December 31, 2004

Liabilities:
Short-term loans from banks	$1,690
Trade payables	1,435
Other payables and accrued expenses	1,653
Accrued severance pay	802
Other	22

$5,602

ESW’s assets and liabilities were not material as of December 31, 2004.

NOTE 23:-	RELATED PARTY TRANSACTIONS

	a.	Balances with related parties:

	December 31

	2005	2004

Trade receivables:
Affiliated companies	$4,984	$2,271

Other receivables:
Affiliated companies	9	21
Other companies	50	—

	59	21
Long-term receivables:
Other companies	434	405

	$5,477	$2,697

b.	Income and expenses from affiliated and other companies:

	Year ended December 31,

	2005	2004	2003

Income:
Revenues	$8,046	$7,182	$3,535
Interest and commission for guarantees	235	142	110
Participation in Directors’ remuneration	68	38	35
Participation in expenses	25	89	76
Costs and Expenses:
Participation in expenses	19	40	191
Directors’ remuneration	91	30	33

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	RELATED PARTY TRANSACTIONS (Cont.)

	c.	Option to the Chairman of the Board - see Note 16c(3).

	d.	The Company holds certain investments together with DIC as of December 31, 2005, the significant are as follows:

	% holding by
	DIC	Elron and RDC

Galil	21.9	59.1
Netvision	39.1	39.1
Given	12.4	24.1

NOTE 24:-	ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized gains on securities	Foreign currency translation adjustments	Minimum pension liability in an affiliated company	Unrealized loss on derivatives in an affiliated company	Total

Balance as of January 1, 2004 (net of tax effect of $29,430)	$53,306	$(637)	$(769)	$(108)	$51,792

Unrealized gains on available for sale securities (net of tax effect of $4,049)	8,489	—	—	—	8,489
Reclassification adjustment for realized gain included in net loss (net of tax effect of $1,179)	(3,582)	—	—	—	(3,582)
Unrealized loss on derivative instruments in an affiliated company	—	—	—	84	84
Foreign currency translation adjustment	—	202	—	—	202
Reclassification adjustments for loss on derivative instruments, minimum pension liability and foreign currency translation adjustments, included in net income due to sale of affiliated companies	—	(61)	769	24	732

Balance as of December 31, 2004 (net of tax effect of $32,300)	58,213	(496)	—	—	57,717

Unrealized gains on available for sale securities (net of tax effect of $5,359)	(10,450)	—	—	—	(10,450)
Reclassification adjustment for realized gain and other than temporary impairment included in net income (net of tax effect of $20,601)	(36,335)	—	—	—	(36,335)
Unrealized loss on derivative instruments in an affiliated company	—	—	—
Foreign currency translation adjustments	—	(191)	—	—	(191)

Balance as of December 31, 2005 (net of tax effect of $6,340)	$11,428	$(687)	$—	$—	$10,741

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 25:-	BUSINESS SEGMENT

a.

Subsequent to the sale of ET group (see Note 3d) the Company operates in one segment, namely the “Other Holdings and Corporate Operations” in which the Company is directly engaged. This segment includes corporate headquarters and reflects the investments in companies that operate in the fields of medical devices, information and communication technology, semiconductors and advanced materials.

The ET group, which comprised the system and projects segment was sold on December 29, 2005 and therefore has been reclassified as discontinued operations. The operations of the System and Projects segment included development and supply of software solutions for the management of large and complex communication and internet networks.

Prior to September 2, 2003, the Company operated indirectly through ESW in a third business segment – Internet Products – which has been sold and therefore classified as discontinued operations (see Note 3b).

	b.	Revenues according to location of customers are as follows:

	2005	2004	2003

Israel	$271	$49	$857
USA	9,781	8,688	6,474
Europe	802	511	565
Asia	1,792	2,017	1,261

	$12,646	$11,265	$9,157

c.	Revenues from major customers were as follows:

	2005	2004	2003

In the Other Holdings and Corporate Operations segment:
Oncura (See Note 23)	64%	64%	39%

d.	The majority of the long-lived assets are located in Israel.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

ANNEX TO THE FINANCIAL STATEMENTS
U.S dollars in thousands

Details relating to major investments as of December 31, 2005:

		Carrying value of the investment as of	Market value of the publicly traded investments as of
	% of ownership interest (1)	December 31, 2005(2)	December 31, 2005	March 13, 2006

Consolidated Companies:
Galil Medical Ltd. (3)	40%	1,999	—	—
3DV Systems Ltd. (3)	62%	(302)	—	—
Starling (3)	50%	941	—	—
SELA (3)	39%	1,150	—	—
Enure (formerly: Gaia)	57%	3,492	—	—
Medingo (3)	50%	47	—	—

Affiliated Companies (equity):
Given Imaging Ltd. (NASDAQ: GIVN) (3)	19%	64,203	141,376	121,605
NetVision Ltd. (TASE: NTSN)	39%	5,549	27,692	31,481
ChipX	26%	2,287	—	—
CellAct Ltd.	45%	451	—	—
Oncura (4)	10%	8,827	—	—
AMT	42%	2,780		—
Wavion, Inc.	38%	761	—	—
Pulsicom Israel Technologies Ltd.	18%	17	—	—
Notal Vision, Inc.	26%	—	—	—

Available for sale:
Partner (NASDAQ: PTNR)	2%	25,998	25,998	23,494
EVS (NASDAQ: EVSNF.OB)	10%	1,499	2,030	2,393

Partnership:
Gemini Israel Fund L.P.	5%	33	—	—
InnoMed Ventures L.P.	14%	3,665	—	—

Cost:
Avantry (formerly:Witcom Ltd.) (3)	7%	2	—	—
Jordan Valley	28%	8,137	—	—
Impliant Inc.	22%	8,340	—	—
Teledata Ltd.	21%	16,000	—	—
Nulens Ltd.	22%	1,722	—	—
Brainsgate	22%	6,947	—	—

(1)	On the basis of the outstanding share capital.
(2)	Includes loans and convertible notes.
(3)	Represents the carrying value and the ownership interest of the investment in Elron’s books and Elron’s share in the carrying value and ownership interest of the investment in RDC’s books.
(4)	Represents Elron’s share in the carrying value and the ownership interest of the investment in Galil’s books.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF

A.M.T. ADVANCED METAL TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of A.M.T. Advanced Metal Technologies Ltd. ("the Company") as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Brightman Almagor & Co.

Certified Public Accountants

A member of Deloitte Touche Tohmatsu

Tel-Aviv, March 7, 2006

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
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel-Aviv, February 17, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Given Imaging Ltd.

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the consolidated results of its operations and cash flows for each of the years in the three year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel - Aviv, Israel
February 7, 2006

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

/s/ PricewaterhouseCoopers LLP

February 28, 2005

San Jose, CA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCONTING FIRM

To the Shareholders of
Chip X (Israel) Limited.

          We have audited the accompanying balance sheets of ChipX (Israel) Limited. (former name: Chip Express (Israel) Ltd) (the “Company”) as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders’ equity and cash flows for the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Haifa, Israel	/s/ KOST FORER GABBAY & KASIERER
January 30, 2005	A Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm

To the board of Directors
Oncura, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Oncura, Inc. and its subsidiaries at December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in Notes 10, 11 and 15, the Company has extensive transactions with its shareholders.

/s/ PricewaterhouseCoopers LLP
March 6, 2006
Philadelphia, PA

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

/s/ PricewaterhouseCoopers LLP
February 18, 2005
Philadelphia, PA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
NOTAL VISION INC.

We have audited the consolidated balance sheets of Notal Vision Inc. (hereafter - the Company) and its subsidiary, as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2005 and 2004 and the consolidated results of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1a(1) to the financial statements, the Company has incurred operating losses and cumulative negative cash flow from operations since its inception and has capital deficiency of $329,272 through December 31, 2005. These facts raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv
March 7, 2006

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002and the results of their operations, the changes in shareholders’ equity (capital deficiency) and its cash flows for each of the periods referred to above, in conformity with accounting principles generally accepted in the United States.

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

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
February 23, 2004

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2004
(In U.S. dollars)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2004
In U.S. dollars

C O N T E N T S

Page

REPORT OF INDEPENDENT REGISTRED PUBLIC ACCOUNTING FIRM	2 – 3

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	4 – 5

Consolidated Statements of Income	6

Statements of Changes in Shareholders’ Equity	7 – 8

Consolidated Statements of Cash Flows	9 – 10

Notes to the Consolidated Financial Statements	11 – 56

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

LUBOSHITZ KASIERER
AN AFFILIATE MEMBER OF ERNST & YOUNG INTERNATIONAL

Haifa, Israel
March 24, 2003

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U. S. dollars (In thousands)

		December 31,

	Note	2004	2003

CURRENT ASSETS:
Cash and cash equivalents		$34,109	$76,156
Short-term bank deposits		738	690
Trade receivables, (net of allowance for doubtful accounts in the amount of $3,064 and $3,861 as of December 31, 2004 and 2003, respectively)	(3)	214,816	203,281
Other receivables and prepaid expenses	(4)	52,335	48,363
Inventories, net of advances	(5)	249,041	249,225

Total current assets		551,039	577,715

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership	(6A)	33,124	26,478
Available for sale securities	(1G)	18,017	—
Investments in other companies	(6B)	11,745	11,745
Long-term bank deposits and trade receivables	(7)	2,102	2,347
Severance pay fund	(2P)	82,998	76,218

		147,986	116,788

PROPERTY, PLANT AND EQUIPMENT, NET	(8)	244,288	229,221

INTANGIBLE ASSETS:	(9)
Goodwill		32,847	32,576
Other intangible assets, net		63,140	67,436

		95,987	100,012

		$1,039,300	$1,023,736

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

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U. S. dollars (In thousands, except share and per share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Total shareholders’ equity	Total other comprehensive income

Balance as of January 1, 2002	38,330,272	$11,054	$244,625	$—	$126,627	$(4,321)	$377,985
Exercise of options	473,235	100	4,040	—	—	—	4,140
Tax benefit in respect of options exercised	—	—	648	—	—	—	648
Stock based compensation	—	—	(926)	—	—	—	(926)
Dividends paid	—	—	—	—	(12,717)	—	(12,717)
Other comprehensive income (loss):
Minimum pension liability	—	—	—	(2,882)	—	—	(2,882)	$(2,882)
Net income	—	—	—	—	45,113	—	45,113	45,113

Total comprehensive income								$42,231

Balance as of December 31, 2002	38,803,507	$11,154	$248,387	$(2,882)	$159,023	$(4,321)	$411,361

Exercise of options	533,797	119	5,147	—	—	—	5,266
Tax benefit in respect of options exercised	—	—	758	—	—	—	758
Stock based compensation	—	—	4,741	—	—	—	4,741
Dividends paid	—	—	—	—	(14,882)	—	(14,882)
Other comprehensive income (loss):
Unrealized loss on derivative instruments	—	—	—	(578)	—	—	(578)	$(578)
Foreign currency translation differences	—	—	—	340	—	—	340	340
Minimum pension liability	—	—	—	(872)	—	—	(872)	(872)
Net income	—	—	—	—	45,945	—	45,945	45,945

Total comprehensive income								$44,835

Balance as of December 31, 2003	39,337,304	$11,273	$259,033	$(3,992)	$190,086	$(4,321)	$452,079

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

U. S. dollars (In thousands, except share and per share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders’ equity	Total other comprehensive income

Balance as of January 1, 2004	39,337,304	$11,273	$259,033	$(3,992)	$190,086	$(4,321)	$452,079
Cumulative effect of first time adoption of the fair value based method for stock based compensation expense	—	—	(152)	—	—	—	(152)
Exercise of options	1,223,822	275	10,985	—	—	—	11,260
Tax benefit in respect of options exercised	—	—	1,179	—	—	—	1,179
Stock based compensation	—	—	3,387	—	—	—	3,387
Dividends paid	—	—	—	—	(86,692)	—	(86,692)
Other comprehensive income (loss):
Unrealized loss on derivative instruments	—	—	—	(299)	—	—	(299)	(299)
Foreign currency translation differences	—	—	—	450	—	—	450	450
Unrealized gains on available for sale securities, net				1,396			1,396	1,396
Minimum pension liability	—	—	—	(901)	—	—	(901)	(901)
Net income	—	—	—	—	52,993	—	52,993	52,993

Total comprehensive income								$53,639

Balance as of December 31, 2004	40,561,126	$11,548	$274,432	$(3,346)	$156,387	$(4,321)	$434,700

Accumulated other comprehensive loss (net of taxes)

	December 31,

	2004	2003

Accumulated gains on derivative instruments	$(877)	$(578)
Accumulated foreign currency translation differences	790	340
Accumulated gains on available for sale securities	1,396	—
Accumulated minimum pension liability	(4,655)	(3,754)

Accumulated other comprehensive loss	$(3,346)	$(3,992)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U. S. dollars (In thousands)

	Year ended December 31,

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$52,993	$45,945	$45,113
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,261	37,890	32,937
Stock based compensation	3,387	4,741	(926)
Deferred income taxes, net	153	35	(5,620)
Accrued severance pay, net	(2,304)	(1,240)	6,260
Gain (loss) on sale of property, plant and equipment	143	(915)	743
Tax benefit in respect of options exercised	1,179	758	648
Minority interests in earnings (losses) of subsidiaries	180	(557)	508
Equity in net losses (earnings) of affiliated companies and partnership, net of dividend received (*)	385	(4,995)	(675)
Changes in operating assets and liabilities:
Decrease (increase) in short and long-term trade receivables, other receivables and prepaid expenses	(16,871)	45,297	58,554
Decrease (increase) in inventories	2,932	(38,651)	(55,106)
Increase (decrease) in trade payables, other payables and accrued expenses	20,522	32,147	(19,321)
Increase (decrease) in advances received from customers	(18,535)	(27,855)	42,999
Settlement of royalties with the Office of the Chief Scientist	(3,714)	(1,581)	9,197
Other adjustments	(1,228)	337	683

Net cash provided by operating activities	81,483	91,356	115,994

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(53,008)	(61,287)	(46,003)
Investment grants received for property, plant and equipment	—	—	119
Acquisition of subsidiaries and businesses (Schedule A)	(2,315)	(2,458)	(5,280)
Investments in affiliated companies and subsidiaries	(2,522)	(1,049)	(1,681)
Proceeds from sale of property, plant and equipment	2,560	5,815	956
Grant of long-term loan	—	—	(714)
Collection of long-term loan	—	2,400	—
Collection of short-term loan	—	—	1,371
Investment in long-term bank deposits	(1,203)	(1,750)	(1,228)
Proceeds from sale of long-term bank deposits	1,507	3,568	1,689
Short-term bank deposits, net	(48)	960	(204)
Investment in available for sale securities	(15,869)	—	—

Net cash used in investing activities	(70,898)	(53,801)	(50,975)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	11,260	5,266	4,140
Repayment of long-term bank loans	(35,826)	(27,066)	(3,249)
Receipt of long-term bank loans	58,410	10,000	2,233
Dividends paid	(86,692)	(14,882)	(12,717)
Change in short-term bank credit and loans, net	216	(10,997)	(19,729)

Net cash used in financing activities	(52,632)	(37,679)	(29,322)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(42,047)	(124)	35,697
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	76,156	76,280	40,583

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$34,109	$76,156	$76,280

(*) Dividend received	$8,150	$2,214	$—

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U. S. dollars (In thousands)

	Year ended December 31,

	2004	2003	2002

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the year for:
Income taxes	$13,305	$14,666	$21,730

Interest	$3,122	$4,034	$2,947

SCHEDULE A:
Subsidiaries and businesses acquired (*)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Working capital (surplus) deficiency (excluding cash and cash equivalents)	$(707)	$657	$—
Property, plant and equipment	(10)	(249)	(275)
Goodwill and other intangible assets	(1,598)	(1,334)	(5,078)
Deferred income taxes	—	(1,765)	—
Long-term liabilities	—	198	—
Minority interest	—	35	—

	(2,315)	(2,458)	(5,353)
Less short-term debt incurred on acquisition	—	—	73

	$(2,315)	$(2,458)	$(5,280)

(*)	Defense Systems Division of Elron Telesoft in 2002 (see Note 1(C)).
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

As for research and development costs accounted for as contract costs refer to Note 2(T).

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

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 3 -	TRADE RECEIVABLES, NET

Trade receivables

	December 31,

	2004	2003

Open accounts (*)	$181,995	$170,287
Unbilled receivables	35,885	36,855
Less - allowance for doubtful accounts	(3,064)	(3,861)

	$214,816	$203,281

(*) Includes affiliated companies)	$10,823	$6,668

Note 4 -	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,

	2004	2003

Deferred income taxes	$20,603	$21,908
Prepaid expenses	17,914	14,310
Government institutions	5,719	5,826
Employees	1,204	513
Others	6,895	5,806

	$52,335	$48,363

Note 5 -	INVENTORIES, NET OF ADVANCES

	December 31,

	2004	2003

Cost incurred on long-term contracts in progress	$254,009	$254,910
Raw materials	71,813	78,504
Advances to suppliers and subcontractors	21,164	20,137

	346,986	353,551
Less -
Cost incurred on contracts in progress deducted from customer advances	14,533	14,581

	332,453	338,970
Less -
Advances received from customers (*)	75,776	77,482
Provision for losses	7,636	12,263

	$249,041	$249,225

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

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

	A.	Investments in companies accounted for under the equity method:

	December 31,

	2004	2003

SCD (1)	$19,186	$17,347
VSI (2)	6,966	6,149
RedC (5)	3,100	—
Opgal (3)	2,873	2,390
Others (4)	999	592

	$33,124	$26,478

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

B.	Amortization expenses amounted to $7,260, $7,222 and $6,412 for the years ended December 31, 2004, 2003 and 2002, respectively.

C.	The annual amortization expense relating to intangible assets existing as of December 31, 2004 is estimated to be approximately as follows:

2005	$6,900
2006	5,600
2007	5,400
2008	5,200
2009	4,900
Thereafter	35,140

Total	$63,140

Note 10 -	SHORT-TERM BANK CREDIT AND LOANS

	December 31,

	2004	2003	2004	2003
	Interest Rate

Short-term bank loans:
In U.S. dollars	4.2-4.6%	3.3-4.75%	$3,967	$533
In Euro	—	3.5%	—	1,927

			3,967	2,460

Short-term bank credit:
In NIS unlinked	5.7-8.1%	7.2%	2,120	4,684
In U.S. dollars	4.4%	2.6%	2,505	1,365

			4,625	6,049

			$8,592	$8,509

Weighted Average Interest Rate	4.7%	5.4%

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 11 -	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,

	2004	2003

Payroll and related expenses	$42,491	$33,382
Provision for vacation pay	26,936	25,280
Provision for income taxes, net of advances paid, and VAT	13,774	9,094
Provisions for royalties	17,845	16,149
Provision for warranty	34,033	36,653
Cost provision for unbilled services rendered to the Company and others(*)	34,623	37,262

	$169,702	$157,820

(*) The other cost provision, primarily includes provisions for (1) estimated future costs in respect of potential contractual penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g. damages caused by the items sold and claims as to the specific products ordered).

Note 12 - CUSTOMERS ADVANCES AND AMOUNTS IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,

	2004	2003

Advances received	$180,738	$199,273
Less -
Advances presented under long-term liabilities	10,320	7,592
Advances deducted from inventories	75,776	77,482

	94,642	114,199
Less -
Costs incurred on contracts in progress	14,533	14,581

	$80,109	$99,618

As for guarantees and liens see Note 16(F).

Note13 -	LONG-TERM LOANS

				December 31,
		Interest %	Years of maturity
	Currency			2004	2003

Banks	U.S. dollars	Libor + 0.75%-1.25%	mainly 2-3	$83,469	$57,574
Banks	NIS-unlinked	Israeli Prime	—	—	3,599
Office of Chief Scientist	NIS-linked to the Israeli-CPI	4.4%	3	4,131	7,683
Other				290	—

				87,890	68,856
Less-current maturities				1,656	6,532

				$86,234	$62,324

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 13 -	LONG-TERM LOANS (CONT.)

The Libor rate as of December 31, 2004 was 2.56%.
The maturities of these loans after December 31, 2004 are as follows:

2005 – current maturities	$1,656
2006	40,527
2007	42,550
2008	165
2009	170
2010 and thereafter	2,822

$87,890

See Note 16(G) for covenants.

Note 14 -	BENEFIT PLANS

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

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 14 -	BENEFIT PLANS (Cont.)

The following table reconciles the benefit obligations, Plans assets, funded status and net asset (liability) information of the Plans:

	December 31,

	2004	2003

Benefit obligation at beginning of year	$34,965	$28,439
Service cost	3,000	2,480
Interest cost	2,191	1,921
Actuarial losses	2,307	2,825
Unrecognized transition obligation	1,056	—
Benefits repaid	(822)	(700)

Benefit obligation at end of year	42,697	34,965

Plans assets at beginning of year	21,196	15,558
Actual return on Plan assets	1,756	2,689
Contributions by employer	2,971	3,649
Benefits repaid	(822)	(700)

Plans assets at end of year	25,101	21,196

Funded status of Plans (underfunded)	(17,595)	(13,769)
Unrecognized prior service cost	(180)	(195)
Unrecognized transition obligation	1,056	—
Unrecognized net actuarial loss	11,447	9,395

Net amount recognized	$(5,272)	$(4,569)

Net asset (liability) consists of:
Accrued benefit liability	$(13,899)	$(11,011)
Intangible asset	895	51
Accumulated other comprehensive income	7,732	6,391

Net amount recognized	$(5,272)	$(4,569)

Weighted average assumptions:
Discount rate as of December 31,	6.00%	6.25%
Expected long-term rate of return on Plan’s assets	8.50%	9.00%
Rate of compensation increase	3.00%	3.00%

	Year ended December 31,

	2004	2003	2002

Components of net periodic pension cost:
Service cost	$3,000	$2,480	$2,067
Interest cost	2,191	1,921	1,678
Expected return on Plans’ assets	(1,951)	(1,573)	(1,597)
Amortization of prior service cost	(15)	(15)	28
Recognized net actuarial loss	451	339	—

Net periodic pension cost	$3,676	$3,152	$2,176

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 14 -	BENEFIT PLANS (Cont.)

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

	B.	NON – ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

	C.	INCOME BEFORE TAXES ON INCOME

	Year ended December 31,

	2004	2003	2002

Income before taxes on income:
Domestic	$43,642	$38,423	$42,317
Foreign	16,985	11,090	11,977

	$60,627	$49,513	$54,294

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 15 -	INCOME TAXES (CONT.)

	D.	TAXES ON INCOME

	Year ended December 31,

	2004	2003	2002

Taxes on income:
Current taxes:
Domestic	$7,415	$12,346	$11,654
Foreign	7,651	718	6,114

	15,066	$13,064	$17,768

Deferred income taxes:
Domestic	709	(4,672)	(3,561)
Foreign	(556)	2,942	(2,059)

	153	(1,730)	(5,620)

Taxes in respect of prior years	—	—	(2,800	)(*)

	$15,219	$11,334	$9,348

(*)	A reduction of tax expenses due to adjustments of estimated tax provision pursuant to the completion of prior years’ tax assessments in respect of various Group companies with the tax authorities.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 15 -	INCOME TAXES (CONT.)

	E.	DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are as follows:

		Deferred Tax asset (liability)(1)

	Total	Current	Non-current

As of December 31, 2004
Deferred tax assets:
Reserves and allowances	$12,797	$13,191	$(394)
Inventory	5,376	5,376	—
Net operating loss carryforwards	5,395	149	5,246

	23,568	18,716	4,852
Valuation allowance	(3,445)	—	(3,445)

Net deferred tax assets	20,123	18,716	1,407

Deferred tax liabilities:
Property, plant and equipment	(12,999)	—	(12,999)
Intangible assets	(10,285)	2,639	(12,924)
Available for sale securities	(752)	(752)	—

	(24,036)	1,887	(25,923)

Net deferred tax assets (liabilities)	$(3,913)	$20,603	$(24,516)

As of December 31, 2003
Deferred tax assets:
Reserves and allowances	$11,149	$11,187	$(38)
Inventory	7,952	7,952	—
Net operating loss carryforwards	6,606	439	6,167

	25,707	19,578	6,129
Valuation allowance	(3,879)	—	(3,879)

Net deferred tax assets	21,828	19,578	2,250

Deferred tax liabilities:
Property, plant and equipment	(12,769)	—	(12,769)
Intangible assets	(12,067)	2,330	(14,397)

	(24,836)	2,330	(27,166)

Net deferred tax assets (liabilities)	$(3,008)	$21,908	$(24,916)

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

G.

Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group, and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,

	2004	2003	2002

Income before taxes as reported in the consolidated statements of operations	$60,627	$49,513	$54,294
Statutory tax rate	35%	36%	36%

Theoretical tax expense	$21,219	$17,825	$19,546
Tax benefit arising from reduced rate as an “Approved Enterprise” and other tax benefits	(7,196)	(8,391)	(9,054)
Tax adjustment in respect of different tax rates for foreign subsidiaries	496	279	(461)
Operating carryforward losses for which valuation allowance was provided	(434)	126	2,189
Increase (decrease) in taxes resulting from nondeductible expenses	1,095	993	(263)
Difference in basis of measurement for financial reporting and tax return purposes	(210)	846	458
Taxes in respect of prior years	—	—	(2,800)
Other differences, net	248	(344)	(267)

Actual tax expenses	$15,219	$11,334	$9,348

Effective tax rate	25.1%	22.9%	17.2%

H.	AMENDMENT TO THE INCOME TAX ORDINANCE

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

In May 2002, El-Op’s Board of Directors approved an arrangement, proposed by the OCS, according to which El-Op pays commencing in 2002, an agreed amount of $10,632 in exchange for a release from all obligations to pay royalties in the future.As a result, El-Op recorded an expense for the agreed amount net of the accrual for royalties previously recorded by El-Op in the amount of $9,801. This expense is included cost of revenues.

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

	Year ended December 31,

	2004	2003	2002

Cost of revenues	$1,863	$2,608	$(509)
R&D and marketing expenses	677	948	(185)
General and administration expenses	847	1,185	(232)

	$3,387	$4,741	$(926)

F.	The weighted average exercise price and fair value of options granted during the years ended December 31, 2004, 2003 and 2002 were:

	Less than market price

	Year ended December 31,

	2004	2003	2002

Weighted average exercise price	$15.67	$14.91	$14.92
Weighted average fair values on grant date	$6.62	$4.63	$4.31

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands, except share and per share data)

Note 17 -	SHAREHOLDER’S EQUITY (CONT.)

	G.	Computation of basic and diluted net earnings per share:

	Year ended December 31, 2004			Year ended December 31, 2003			Year ended December 31, 2002

	Net income to shareholders of Ordinary shares	Weighted averaged number of shares (*)	Per share amount	Net income to shareholders of ordinary shares	Weighted averaged number of shares (*)	Per share amount	Net income to shareholders of ordinary shares	Weighted averaged number of shares (*)	Per share amount

Basic net earnings	$52,993	39,952	$1.33	$45,945	39,061	$1.18	$45,113	38,489	$1.17

Effect of dilutive securities:
Employee stock options	—	1,089		—	1,169		—	1,374

Diluted net earnings	$52,993	41,041	$1.29	$45,945	40,230	$1.14	$45,113	39,863	$1.13

* In thousands

H.	TREASURY SHARES

The Company’s shares held by the Company and its subsidiaries are presented at cost and deducted from shareholder’s equity.

I.	DIVIDEND POLICY

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

