Form 20-F
period 2006-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2007-06-27
CIK 315126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File No. 0-11456

____________

ELRON ELECTRONIC INDUSTRIES LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

3 Azrieli Center, 42nd Floor, Tel-Aviv, Israel 67023
(Address of principal executive offices)

____________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class
Ordinary shares, nominal value 0.003 New Israeli Shekels per share

Name of each exchange on which registered
Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

____________

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 29,592,748

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No ☒

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☒

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐          Accelerated filer ☒          Non-accelerated filer ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☒

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

TABLE OF CONTENTS

		Page No.
PART I

Item 1.	Identity of Directors, Senior Management and Advisers	4

Item 2.	Offer Statistics and Expected Timetable	4

Item 3.	Key Information	5-25

Item 4.	Information on the Company	25-54

Item 4A.	Unresolved Staff Comments	54

Item 5.	Operating and Financial Review and Prospects	54-80

Item 6.	Directors, Senior Management and Employees	80-95

Item 7.	Major Shareholders and Related Party Transactions	95-101

Item 8.	Financial Information	101-103

Item 9.	The Offer and Listing	103-104

Item 10.	Additional Information	105-123

Item 11.	Quantitative and Qualitative Disclosures About Market Risk	123

Item 12.	Description of Securities Other than Equity Securities	123

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	124

Item 14.	Material Modifications to the Rights of Security Holders and Use of
	Proceeds	124

Item 15T.	Controls and Procedures	124-125

Item 16.	[Reserved]	125

Item 16A.	Audit Committee Financial Expert	125

Item 16B.	Code of Ethics	125

Item 16C.	Principal Accountant Fees and Services	125-126

Item 16D.	Exemptions from the Listing Standards for Audit Committees	126

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	126

PART III

Item 17.	Financial Statements	126

Item 18.	Financial Statements	126

Item 19.	Exhibits	127

Introduction

          As used in this annual report on Form 20-F (the “Annual Report”), the terms “we,” “us,” “our,” the “Company” and “Elron” refer to Elron Electronics Industries Ltd. unless otherwise indicated.

          For the purpose of this Annual Report, the terms “group companies” and “companies in our group” collectively refer to subsidiaries, affiliated and other companies in which we have direct or indirect holdings through our wholly-owned subsidiaries, Elbit Ltd., or Elbit, and DEP Technology Holdings Ltd., or DEP, including DEP’s subsidiary, RDC Rafael Development Corporation Ltd., or RDC. Our ownership interests in our group companies reflected in this Annual Report represent our beneficial ownership interests in the outstanding shares of these companies as of May 31, 2007 unless otherwise expressly indicated. Our beneficial ownership interests in the preferred shares of these companies are represented on an as-converted-basis. We have also indicated our direct holding and our share in the holding of RDC in a group company where applicable. The references in this Annual Report to balance sheet items are as of December 31, 2006, unless otherwise indicated.

Forward-Looking Statements

          This Annual Report includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties described in this Annual Report under “Item 3 – Key Information – Risk Factors,” as well as those discussed elsewhere in this Annual Report and in our other filings with the United States Securities and Exchange Commission (the “SEC”).

          Any forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report, and we caution investors and potential investors not to place undue reliance on these statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the risk factors in “Item 3 – Key Information – Risk Factors” of this Annual Report.

PART I

Item 1.      Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.      Offer Statistics and Expected Timetable

Not applicable.

Item 3.     Key Information

                 Selected Financial Data

          The following selected financial data for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 are derived from our audited consolidated financial statements, of which the financial statements as of December 31, 2005 and 2006, and for each of the years ended December 31, 2004, 2005 and 2006 appear later in this Annual Report. The audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The following selected financial data shows our consolidated statements of operations and balance sheet data for the years ended December 31, 2002, 2003, 2004, 2005 and 2006. The selected consolidated statements of operations financial data for the years ended December 31, 2002 and 2003 and the balance sheet data for the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP, not included in this Annual Report. You should read the following selected financial data together with “Item 5 –Operating and Financial Review and Prospects” of this Annual Report, “Item 8 Financial Information” of this Annual Report and our consolidated financial statements together with the notes thereto included elsewhere in this Annual Report. Please see Note 17 to our consolidated financial statements with respect to the computation of basic and diluted net earnings (loss) per ordinary share.

Consolidated statements of operations
(in thousands of U.S. Dollars ("U.S. Dollars", "U.S. $" or "$"), except share and per share data)

	Year ended December 31
	2002	2003	2004	2005	2006
Income:
Net revenues	$5,110	$9,157	$11,265	$12,646	$12,863
Equity in losses of affiliated companies	(24,189)	(8,698)	(10,492)	(17,522)	(17,740)
Gain from disposal of businesses and affiliated
companies and changes in holdings in
affiliated companies, net	6,888	25,754	132,396	23,328	2,547
Other income (expenses), net	(747)	14,637	4,749	58,648	29,310
Financial income, net	1,480	751	1,433	5,483	4,051
	(11,458)	41,601	139,351	82,583	31,031
Costs and Expenses:
Cost of revenues	2,903	5,862	6,791	7,907	6,625

Research and development costs, net	2,265	3,263	2,889	6,163	11,758
Marketing and selling expenses, net	5,268	6,498	1,311	2,386	4,717
General and administrative expenses	7,568	12,872	12,292	9,249	12,995
Restructuring costs	396	-	-	-	-
Amortization of intangible assets	269	299	142	392	18
Impairment of intangible assets	-	-	4,192	-	-
	(18,670)	(28,794)	27,617	26,097	36,113

	Year ended December 31
	2002	2003	2004	2005	2006

Income (loss) before tax benefit (taxes on income)	(30,128)	12,807	111,734	56,486	(5,082)
Tax benefit (taxes on income)	2,961	(6,796)	(15,101)	(10,461)	(1,110)
Income (loss) after taxes	(27,167)	(6,011)	96,633	46,025	(6,192)
Minority interest in losses (income) of
subsidiaries	2,823	(10,907)	(4,135))	5,160	9,224
Net income (loss) from continuing operations	(24,344)	(4,896)	92,498	51,185	3,032
Net loss from discontinued operations, net of tax	(17,235)	(2,309)	(8,365)	(3,850)	-
Net income (loss)	$(41,579)	$(7,205)	$84,133	$47,335	$3,032
Net income (loss) per share:
Basic -
Income (loss) from continuing operations	$(0.93)	$(0.17)	$3.26	$1.74	$0.10
Loss from discontinued operations	(0.65)	(0.08)	(0.39)	(0.13)	-
Net income (loss)	$(1.58)	$(0.25)	$2.86	$1.61	$0.10
Weighted average number of ordinary
shares used in computing basic net
income (loss) per share (in thousands)	26,272	29,194	29,266	29,437	29,532
Diluted -
Income (loss) from continuing operations	$(0.93)	$(0.17)	$3.25	$1.73	$0.07
Loss from discontinued operations	(0.65)	(0.08)	(0.39)	(0.13)	-
Net income (loss)	$(1.58)	$(0.25)	$2.86	$1.60	$0.07
Weighted average number of ordinary
shares used in computing diluted net
income (loss) per share in thousands)	26,272	29,194	29,385	29,550	29,624
Dividend paid per share	$-	$-	$-	$3.00	$-

	As of December 31,
	2002	2003	2004	2005	2006
Balance Sheet Data	( in thousands of $)
Cash, cash equivalents and short-term and long
term investments	$99,735	$119,769	$188,106	$143,798	$128,733
Investments in affiliated companies and in other
companies and long term receivables	221,338	285,618	273,053	176,711	168,607
Total assets	394,253	450,704	501,156	353,773	326,249
Shareholders’ equity	259,441	296,130	389,080	302,116	297,504
Capital stock	284,583	328,477	337,294	291,445	283,801

B.      Capitalization and Indebtedness

Not applicable.

C.      Reasons for the Offer and Use of Proceeds

Not applicable.

D.      Risk Factors

Risks Affecting Us and the Companies in Our Group

          Our financial results and financial condition are principally impacted by the results of operations, and the value of our holdings in, our group companies. For the year ended December 31, 2006, our share in the results of operations of our group companies and our gain upon the sale of shares in our group companies accounted for substantially all of our income. In addition, as of December 31, 2006, our holdings in group companies represented approximately 52% of our total assets. If our group companies experience difficulties in the future, or if there are adverse changes in their market price or fair value, our financial results and/or the value of our assets will be adversely affected, and we may need to write-down or write-off the carrying value of our holding or record the share in our group company’s loss. In particular, as of December 31, 2006, the carrying value of our holdings in Given Imaging Ltd. (Nasdaq:GIVN) or Given Imaging, represented approximately 22% of our total assets, and NetVision Ltd. (TASE: NTSN), or NetVision, represented approximately 4.4% of our total assets. Any adverse change in the results of operations or financial condition of Given Imaging or of our other group companies whose results we consolidate or account for on an equity basis, or any substantial adverse change in the market value of shares in Given Imaging may have a substantial negative impact on our results of operations or financial condition.

          Our performance significantly depends on the results of operations of our group companies. Our results of operations are directly impacted by the results of operations of our group companies accounted for under the equity or consolidation method. To the extent any of these companies have poor financial results or encounter difficulties in their operations, our financial results will be negatively impacted. Many of these companies have not yet generated significant revenues, have incurred losses and have invested heavily in research and development and marketing of their products. We anticipate that the majority of these companies will continue to record losses in the future.

          Our financial results are directly impacted by our ability to conclude profitable “exit” transactions. Our financial results are directly impacted by our ability to conclude profitable “exit” transactions for certain of the companies in our group. If worldwide market conditions in the technology industry or other factors do not permit us to conclude these types of transactions, our results will be adversely affected.

          We may face difficulties in our ability to dispose of our shares in publicly traded companies in our group. Due to the limitations of U.S. securities laws, material non-public information to which we may become exposed because of our representation on the boards of directors of companies in our group, and contractual and legal limits on the tradability of the shares, we may face difficulties in our ability to dispose of our shares in publicly traded companies in our group at a time and in a manner we deem suitable.

          Our market value significantly depends on the market values of publicly traded companies in our group. Our market value is directly impacted by the market values of publicly traded companies in our group, and in particular, by the market value of Given Imaging, whose shares are traded on the Nasdaq Global Select Market, or Nasdaq, and the Tel Aviv Stock Exchange, or TASE, and the market value of NetVision whose shares are traded on the TASE.

To the extent that the share price of Given Imaging or NetVision declines, our market value will be negatively impacted.

          The market price of our ordinary shares is subject to fluctuations. The market value of our ordinary shares has fluctuated over time. The following factors, among others, may significantly impact the market price of our ordinary shares:

  the market price of our group companies that are publicly traded, in particular, Given Imaging and NetVision;

  low trading volume of our ordinary shares;

  our group companies, their competitors or other third parties announcing technological innovations, new products or earnings or losses;

  periodic variations in results of operations of our group companies;

  factors that generally affect the market for stocks of medical device, telecommunications, semiconductor and clean technology companies;

  political, economic or other developments affecting Israel;

  global economic and other external factors; and

  quarter-to-quarter fluctuations in our financial results.

          Many of our group companies may face difficulties in obtaining future financing on favorable terms or at all. Many of our group companies have extensive research and development and marketing costs and limited revenues, if any. In order to succeed, these companies may require additional capital to fund these costs. If these companies have difficulties obtaining financing from their current shareholders, which may also include additional investments by us in these companies, or from new financing sources, their continued operations may be at risk. This would adversely affect our financial performance and results of operations.

          Bank of Israel regulations limit our and our group companies’ ability to borrow from Israeli banks. Bank of Israel regulations stipulate lending limits of Israeli banks to companies and individuals considered to be in an affiliated group, which effectively limit the amount available to such affiliated group to borrow from such banks. We and our group companies are part of the IDB affiliated group of companies, which is one of the largest groups of affiliated companies in Israel. The IDB group includes many Israeli companies that may require, or that hold ownership interests in companies that may require, extensive credit facilities from Israeli banks for the operation of their businesses. These regulations may result in difficulties for us and our group companies in obtaining bank financing, if required.

          Our results may be affected by volatility in the securities markets. Securities markets in general are volatile, and they are particularly volatile for high-technology companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities is not necessarily related to their operating performance, these companies may experience difficulties in raising additional financing required to effectively operate and grow their businesses. These difficulties and the volatility of the securities markets in general may also affect our and our group companies’ ability to realize investments.

          The downturn experienced by the technology markets in which our group companies operate may recur. Our group companies are affected by the demand for the technologies and technology products they develop and produce. The technology sector has previously experienced a prolonged and severe downturn, reflected in a steep decline in technology spending, which resulted in revenue declines for our more mature companies and difficulties in raising financing for our early stage companies. There is no assurance that a downturn will not recur or that the technology sector will continue to grow. If a downturn recurs, our and our group companies’ operations will be adversely affected.

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

          There is no assurance that our subsidiary, RDC, will be able to continue to develop successful technologies and/or new companies. Our wholly-owned subsidiary, DEP, holds 50.1% of the outstanding shares and voting rights of RDC, which was established by DEP together with Rafael Armaments Development Authority Ltd. (“Rafael”), pursuant to an agreement entered into between DEP and Rafael in 1993. RDC has first rights to exploit commercially technologies of Rafael for the development of products for use in non-military markets. These first rights are dependent primarily upon RDC’s or Rafael’s identification of existing technologies for commercial uses, or the development by Rafael of new technologies; Rafael’s willingness to transfer the necessary human or other resources to the development and exploitation commercially of its technology in non-military markets; and RDC reaching agreement with Rafael on the terms of any commercial exploitation. In September 2006, Rafael instituted litigation proceedings against DEP and RDC regarding the scope of RDC’s rights and the period of the agreement between RDC and Rafael. The matter has been referred to mediation. In parallel, the parties are holding informal discussions in an effort to reach a mutually acceptable solution; however, there is no assurance that such discussions will be successful in achieving such a solution. For more information, see “Item 8 – Financial Information –Consolidated Statements and Other Financial Information – Legal Proceedings.” Our ability to continue to grow and develop new technologies within RDC could be harmed, and our business, financial condition and results of operations could be adversely affected, if we are unable to realize the full potential value of RDC’s agreement with Rafael as a result of any of the following:

  Rafael and RDC do not resolve their respective claims against each other in a manner that would enable RDC to continue the commercial exploitation of Rafael’s technologies;

  Rafael does not cooperate with RDC in the realization of RDC’s rights under the agreement;

  Rafael or RDC does not identify existing technology, or Rafael does not develop new technology, that can be commercially exploited in non-military markets;

  Rafael does not transfer human or other resources necessary for the development and exploitation commercially of this technology in non-military markets;

  RDC does not reach agreement with Rafael on the terms of any commercial exploitation; or

  RDC is unable to rely on continued financing by its shareholders, if and when required.

          Most of our group companies are dependent upon proprietary technology, which may be infringed, or may infringe, upon the proprietary technology of others. Most of our group companies depend significantly on their proprietary technology for their success. Like many other technology companies, most of these companies rely on a combination of patent, trade secret, copyright and trademark laws, together with non-disclosure agreements, confidentiality clauses in their agreements, including employment agreements, and technical measures to establish and protect proprietary rights in their products. However, these legal means may not adequately protect our group companies’ rights or permit them to acquire or maintain any competitive advantage.

          These companies may not be able to enforce their proprietary rights under the laws of certain jurisdictions. Our group companies may not successfully protect their technology because, among other reasons:

  Some foreign countries may not protect their proprietary rights as fully as do the laws of the United States;

  The process of issuing a patent may sometimes be lengthy and may not always result in patents issued in a form that will be advantageous to our group companies, or at all, and patents and applications for patents may be challenged, invalidated or circumvented by third parties;

  Competitors of our group companies may be issued patents that will prevent our group companies from using technologies, designs or methods that our group companies would like to integrate into their products;

  Enforcing their rights may be time consuming and costly, thereby diverting management’s attention and company resources;

  Measures such as entering into non-disclosure agreements afford us only limited protection;

  Unauthorized parties may attempt to copy aspects of their products and develop similar products or to obtain and use information that they regard as proprietary; and

  Competitors may independently develop products that are substantially equivalent or superior to their products or that circumvent intellectual property rights.

          In addition, others may assert infringement claims against our group companies, which could have a material adverse impact on the group companies. In addition, the cost of responding to infringement claims could be significant, regardless of whether the claims are valid.

          If our group companies do not adequately protect their intellectual property, their competitors or other parties could make similar products and compete more efficiently with our group companies.

          Many of our group companies experience intense competition. Many of our group companies experience competition from companies with significantly greater financial, technical, marketing and public relations resources, who have easier market access, better operational infrastructure, longer operating histories, larger installed client bases, greater name recognition, more established relationships and alliances in their industries and offer a broader range of products and services. As a result, these competitors may be able to respond more quickly to new or emerging technologies or changes in clients’ requirements, benefit from greater purchasing economies, offer more aggressive products and services pricing or devote greater resources to the promotion of their products and services. If our group companies are unable to successfully compete, their businesses, financial condition and results of operations could be seriously harmed, which would in turn negatively affect our financial condition and results of operations.

          Our group companies may experience delays in product development. Companies in our group involved in technology product development may experience delays in development, which may result in the loss of, or delay in, market acceptance. Delays and difficulties associated with new product introductions or product enhancements could negatively impact the business, financial condition, prospects and results of operations of these companies and, as a result, our financial results.

          Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future. The terms of such programs restrict the ability of our group companies to manufacture products and/or transfer technologies outside of Israel. Certain of our group companies participate in programs of the Office of the Israeli Chief Scientist, or the OCS, and the Israel Investment Center, for which they receive grants and tax related and other benefits for the financing of a portion of their research and development expenditures in Israel. The benefits available under these programs depend on our group companies meeting specified conditions. If our group companies fail to comply with these conditions, they may be required to pay additional taxes and penalties, and they may be denied future benefits. In recent years, the Government of Israel has reduced the benefits available under these programs. There is no assurance that these benefits will be available in the future at their current levels or at all.

          Under the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, the discretionary approval of an OCS committee is required for any transfer outside of Israel of technology developed with OCS funding in addition to compliance with certain other conditions. There is no assurance that our group companies will receive the required approvals for any proposed transfer. Such approvals, if granted, may be subject to the following additional restrictions:

  Our group companies could be required to pay the OCS a portion, to be determined by the OCS under applicable law, of the consideration received upon any sale of such technology or group company to an entity that is not Israeli. The scope of the support received, the royalties that were paid, the amount of time that elapsed between the date on which the technology was transferred and the date on which the grants were received, as well as the sale price, will be taken into account in order to calculate the amount of the payment; and

  The transfer of manufacturing rights could be conditioned upon an increase in the royalty rate and payment of increased aggregate royalties (up to 300% of the amount of the grant plus interest, depending on the percentage of the manufacturing transferred outside of Israel).

          These restrictions will continue to apply even after our relevant group companies have repaid the full amount of royalties payable pursuant to the grants.

          These restrictions may limit the ability of our group companies to conclude transactions with international companies, including “exit” transactions. In addition, if our group companies fail to comply with the conditions imposed by the OCS, they may be required to refund the grants received immediately, rather than by way of royalties together with interest and penalties, and they may also be subject to criminal charges. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporates technology funded through OCS programs which may lead to additional royalties being payable on additional products.

          We and our group companies may have difficulty retaining key employees. Our success and the success of our group companies depend, in large part, on a limited number of key management, scientific and technical personnel. In addition, future success will depend, in part, on attracting and retaining highly qualified personnel. There can be no assurance that we or our group companies will be able either to retain present personnel or to acquire additional qualified personnel as and when needed. The loss of the services of our key personnel or those of our group companies and the failure to attract highly qualified personnel may have a negative impact on our business.

          Many of our group companies depend on international operations. Many of our group companies depend on sales to customers outside of Israel. We expect that international sales will continue to account for a significant portion of these companies’ revenues for the foreseeable future. As a result, changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause the business, financial condition and results of operations of these companies to be harmed. Some of the risks of doing business internationally include:

  unexpected changes in regulatory requirements;

  fluctuation of the New Israeli Shekel / U.S. Dollar representative rate of exchange;

  inability of our group companies, their subsidiaries and subcontractors to obtain export licenses;

  imposition of tariffs and other barriers and restrictions;

  burdens of complying with a variety of foreign laws;

  political and economic instability;

  changes in diplomatic and trade relationships; and

  acts of terror.

          Some of these factors, such as the ability to obtain export licenses and changes in diplomatic relations, may be affected by Israel’s overall political situation. See “Conditions in Israel may affect our operations and the operations of our group companies.” In addition, the economic and political stability in the countries where our group companies’ major customers and suppliers are located may also impact our group companies’ business.

          Conditions in Israel may affect our operations and the operations of our group companies. We and most of our group companies conduct principal operations in Israel, and therefore are directly affected by the political, economic, and military conditions affecting Israel and the Middle East. In particular, we could be adversely affected by:

  any major hostilities involving Israel;

  a full or partial mobilization of the reserve forces of the Israeli army;

  the interruption or curtailment of trade between Israel and its present trading partners;

  a significant downturn in the economic or financial condition of Israel;

  a significant downgrading of Israel’s international credit rating;

  labor disputes and strike actions; and

  political instability.

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region could have a negative effect on our and our group companies’ business and financial condition, harm our and our group companies’ results of operations and adversely affect our share price or the share prices of our group companies that are publicly traded. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development.

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

          Because the medical device industry is litigious, our medical device group companies are susceptible to intellectual property suits that could cause our medical device group companies to incur substantial costs or pay substantial damages or prohibit them from selling their products. There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from the company’s core business. See below under “Risks Affecting Our Holdings in Given Imaging.”

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

          Our telecommunications group companies operate in a highly regulated telecommunications market, which limits their flexibility to manage their businesses. The telecommunications market is subject to government regulation regarding licensing, competition, frequency allocation and costs and arrangements pertaining to interconnection and leased lines. The business and operations of our group companies which operate in this market, primarily NetVision and Starling Advanced Communications Ltd, or Starling (TASE:STLG), could be adversely affected by changes in laws, regulations or government policy affecting their business activities. Furthermore, NetVision and its subsidiary, NetVision 013 Barak Ltd., or, Barak (formerly Barak I.T.C (1998) International Telecommunications Services Corp Ltd., a subsidiary of Clal Industries and Investments Ltd., or CII), conduct their operations pursuant to licenses granted by the Israeli Ministry of Communications. These licenses are subject to revocation in accordance with their terms, and the terms of the licenses are subject to change by the Ministry of Communications (including by imposing additional requirements).

          Israeli Telecommunications companies are exposed to consumer class action lawsuits. Telecommunications companies in our group serve numerous subscribers on a daily basis. As a result of the scope and magnitude of their operations, NetVision and Barak are subject to the risk of a large number of lawsuits, including class action lawsuits, by consumers. These actions may be costly to defend and could result in significant judgments against NetVision and Barak. The Israeli Class Actions Law, 2006 and the 2005 amendment to the Israeli Consumer Protection Law, 1981 include provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to any damages allegedly incurred prior to the effective date of these laws, and reduce the minimal requirements for certification of a class action lawsuit and the qualifications required to be a lead plaintiff in a class action lawsuit. These laws may increase the number of requests for certification of class actions against NetVision and Barak and their legal exposure and legal costs in defending against such suits, which as a result may materially and adversely affect their financial results.

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

          In addition, the semiconductor industry is characterized by rapid ongoing changes, including: (1) changes in customers’ capacity requirements and capital spending, which depend in part on customers’ inventory levels relative to demand for their products; (2) the importance of driving down cost of ownership of systems; (3) more complex technology requirements and possible disruptive technologies that from time to time could make current technologies irrelevant for the future or require significant development efforts; (4) the increasing significance of consumer electronics as a driver for chip demand and the related focus on lower prices; (5) varying levels of business information technology spending; (6) the growing types and varieties of integrated circuits and applications; (7) a rising percentage of business from customers in Asia and emergence of customers and competitors in new geographical regions; and (8) higher capital requirements for new semiconductor fabrication plants. If our semiconductor companies do not successfully manage the risks resulting from the ongoing changes occurring in the semiconductor industry, their businesses, financial condition and results of operation could be materially and adversely affected.

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

          If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares taxed at ordinary income rates, rather than the capital gain rate. In addition, both gains upon disposition and amounts received as distributions could be subject to an additional interest charge by the United States Internal Revenue Service, or IRS. If we are determined to be a PFIC for any given year, then dividends paid in that year and in the next year cannot qualify as “qualified dividends,” which are eligible for the capital gains rate for certain U.S. shareholders. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our ordinary shares.

          Following the sale of our shares in Elbit Systems Ltd., or Elbit Systems, in 2004, we announced that, as a result of the transaction, we may be characterized as a PFIC for 2004. Following a review of our position and consulting with our advisors on this matter in 2004, and based on certain assumptions and facts known at that time (which we believe have not changed), we believe there is substantial authority for the position that we can rely on the “change of business” exception to PFIC status provided under Section 1298(b)(3) of the United States Internal Revenue Code of 1986, as amended, or the Code. Substantial authority is generally sufficient to support a return reporting position. Pursuant to this exception, in order to avoid PFIC status in 2004, among other requirements, we cannot be a PFIC in 2005 or 2006 or in any year prior to 2004 (which we believe was not the case).

          We believe that in 2005 and 2006 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our analysis is based, among others, upon certain assumptions and methodologies with respect to the values that we have used; our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we have held; and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.

          There is no assurance that the IRS will not challenge our assumptions and methodologies. If the IRS were to challenge successfully such assumptions or methodologies, we would potentially be classified as a PFIC for 2006 or prior years.

          In view of the above, we believe that there is substantial authority for the position that the “change of business” exception was ultimately satisfied for 2004(as noted above, substantial authority is generally sufficient to support a return reporting position). We cannot assure shareholders that the IRS will not challenge our reliance on the “change of business” exception or our assumptions used in determining our percentage of passive assets and income. If there are such challenges, we could be classified as a PFIC for 2004, even if we are not a PFIC in 2005 and 2006. Furthermore, there can be no assurance that we will not become a PFIC in the future. See “Item 10 – Additional Information – Taxation – U.S. Federal Income Tax Considerations –Tax Consequences If We Are a Passive Foreign Investment Company.”

          U.S. holders of our shares are urged to consult their tax advisors regarding the application of the PFIC rules.

          One of our shareholders beneficially owns a substantial amount of our ordinary shares, and therefore has a significant influence on our affairs. As of May 31, 2007, Discount Investment Corporation Ltd., or DIC, beneficially owned an aggregate of approximately 49% of our ordinary shares and has the ability, in effect, to elect the members of our board of directors and to significantly influence our business. A majority of the members of our board of directors are officers or directors of DIC or its parent company, IDB Development Corporation Ltd., or IDBD, or its parent company, IDB Holding Corporation Ltd. , or IDBH. On May 16, 2007, DIC filed with the SEC, a preliminary statement on a Schedule TO-C stating that it is considering purchasing additional shares of Elron, representing up to approximately 10% of our outstanding shares, by way of a tender offer or in another manner. No timing, size or terms of such purchase have been determined and there is no assurance that such purchase will take place.

          It may be difficult to serve process or to enforce a U.S. judgment against us, our directors and our officers. Since all of our directors and officers reside outside the United States, it may be difficult to effect service of process on us, our directors or officers within the United States. Furthermore, because most of our assets are located outside the United States, it may not be possible to enforce any judgment obtained in the United States against us or the aforementioned individuals in the United States. There is doubt as to the enforceability of civil liabilities under the U.S. Securities Act of 1933 and the Exchange Act in original actions instituted in Israel.

Risks Affecting Our Holdings in Given Imaging

          The following risk factor sections have been condensed for the purposes of this Annual Report. The risks associated with Given Imaging are more fully described in documents filed by Given Imaging with the SEC.

          The price of Given Imaging’s shares could fluctuate significantly as a result of a number of factors, including varying quarterly financial performance or its failure to meet its guidance or the expectations of analysts or investors, which may lead to additional volatility in its share price. Given Imaging’s ordinary shares commenced trading on the Nasdaq Global Market in October 2001 and on the TASE in March 2004. In 2006, the closing price of its shares ranged from $14.46 to $28.37 per share on the Nasdaq Global Market and the New Israeli Shekels (“NIS”) 65.02 to NIS132.60 on the TASE. The price of Given Imaging’s shares could fluctuate significantly for, among other things, the following reasons: future announcements concerning Given Imaging or its competitors, the existence and outcome of litigation concerning Given Imaging’s intellectual property assets, changes in third-party reimbursement practices, regulatory developments and new clinical or economic data regarding Given Imaging’s current or future products. In addition, it is Given Imaging’s practice to provide guidance to the market as to its expected revenues and earnings per share based on information available to Given Imaging at the time of the guidance. If Given Imaging’s operating results do not meet its guidance or the expectations of securities analysts or investors, the price of Given Imaging’s shares would likely decline. In addition, based on Given Imaging’s experience to date, it believes that many of its customers delay purchasing its products until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from sales may be concentrated at the end of each fiscal quarter, making it difficult for Given Imaging to determine the success of each quarter until quarter end. This may result in lower than expected quarterly revenues if external or other events cause potential customers to defer their purchasing decisions even for a short period of time. Furthermore, Given Imaging believes that demand for systems and capsules may be materially affected by seasonal factors during the summer months (a) when physicians and administrators are more likely to postpone purchasing decisions due to summer vacations and (b) when patients are more likely to postpone less urgent diagnostic procedures until later in the year. Both of these factors may result in slower sales during the summer. Share price fluctuations may be exaggerated by low trading volume of Given Imaging's ordinary shares and changes in trading practices in its ordinary shares, such as short selling. Securities class action litigation has often been brought against companies following periods of volatility in the price of their shares. Any securities litigation claims brought against Given Imaging could result in substantial expense and divert attention of Given Imaging’s management away from its business.

           If Given Imaging fails to increase PillCam SB capsule reorders by gastroenterologists, it may not be able to achieve the growth rate it expects. Since sale of Given Imaging’s PillCam SB, capsule for detection of disorders of the small bowel accounts for a substantial majority of its revenues, the level of reorders of its PillCam SB capsule by Given Imaging's customers is an important factor in growing its revenues. Given Imaging is seeking to increase the level of reorders by a number of methods, including increased selling and marketing activities, more frequent contact with customers, attaining reimbursement coverage for broader indications and as a primary diagnostic tool, generating supporting clinical evidence and educating physicians regarding the clinical benefits of the PillCam capsule, increasing operating efficiencies of its system to the benefit of physicians and collaborating with strategic industry participants. Increasing the level of reorders by customers is also important to attracting new customers to purchase and use the Given System. If Given Imaging is unable to increase the level of reorders of its PillCam SB capsule, it may not be able to achieve the revenues necessary to maintain its growth.

          If Given Imaging is unable to manufacture, market or sell the PillCam SB capsules, Given Imaging may not be able to sustain its current annual growth rate. A substantial portion of Given Imaging's annual revenue growth to date has resulted from sales of the PillCam SB capsule. Given Imaging expects that a substantial majority of its revenues for the foreseeable future will come from sales of the PillCam SB capsule and other PillCam capsules. Sales of the PillCam SB capsule contributed $41.6 million, or 64%, in 2004, $62.5 million, or 72%, in 2005 and $76.4 million, or 80%, in 2006 of Given Imaging’s total revenues. If Given Imaging is unable to manufacture, market or sell the PillCam SB for any reason, including, for example, product recall, natural disaster, war in Israel or as a result of a legal action against Given Imaging, Given Imaging’s revenues may decline significantly.

          Given Imaging’s future growth depends in part on its ability to market the Given System and the PillCam SB capsule as a primary diagnostic tool for a variety of disorders of the small intestine. The Given System and the PillCam SB capsule have been cleared for marketing by the United States Food and Drug Administration, or the FDA, for the detection of disorders of the small intestine. To date, sales of the Given System and of PillCam SB capsules have accounted for the significant majority of Given Imaging’s revenues. Given Imaging’s ability to market and sell its line of PillCam capsules is highly dependent on the availability and adequacy of third-party reimbursement for the procedures performed with the Given System. Most reimbursement policies today cover the small bowel capsule endoscopy procedure only after a previous procedure, such as endoscopy or radiology has been performed. Given Imaging’s ability to expand the use of the PillCam SB capsule for indications beyond obscure gastrointestinal bleeding, or OGIB, depends substantially on its ability to convince third-party payors to provide reimbursement coverage for the PillCam SB capsule as a primary diagnostic tool for additional indications, such as suspected Crohn’s disease, without the requirement to perform a preceding procedure, such as endoscopy or radiology. If Given Imaging is unable to obtain such reimbursement coverage, sales of the PillCam SB capsule may not increase as Given Imaging expects.

          If the sales of the number of Given Systems declines, Given Imaging may not be able to achieve broader market penetration or may choose to place systems in the market at a discounted price, and its revenues and gross margins may be negatively affected. Given Imaging’s principal product is the Given System, consisting of a line of PillCam capsules and the related data recorder and computer workstation. As of December 31, 2006, Given Imaging had an installed base of nearly 3,500 systems worldwide. Growth in the installed base of Given Systems has contributed to Given Imaging’s revenue growth. Given Imaging’s success in making or increasing sales of the Given System depends on a number of factors. First, Given Imaging must demonstrate that the Given System is clinically-effective and cost-effective in diagnosing a range of disorders of the gastrointestinal tract, and Given Imaging must inform and educate both physicians and the third-party payors responsible for providing reimbursement coverage about the clinical and economic benefits of using the Given System. Second, Given Imaging must broaden the indications for which the use of the Given System is reimbursed, expand the number of people with such reimbursement coverage and educate healthcare providers as to the clinical and economic benefits of using the Given System for such broader indications so that they are encouraged to adopt the Given System. Third, Given Imaging must continue to improve operational efficiencies of the Given System and demonstrate and convince gastroenterologists that the Given System fits within their normal practice routines. If the sales of the number of Given Systems declines, Given Imaging may not be able to achieve broader market penetration or may choose to place systems in the market at a discounted price, in which case Given Imaging’s revenues and gross margins will be negatively affected.

          Growth in sales of Given Imaging’s PillCam ESO capsule depends in part on the success of Ethicon Endo-Surgery in marketing this capsule in the United States. InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company established to market products to the gastroenterology market, has exclusive rights to market Given Imaging's PillCam ESO capsule (for the purpose of visualizing the esophagus) in the United States. Consequently, Given Imaging’s future growth depends in part on the success of InScope in doing so. The results of Given Imaging’s cooperation with InScope since signing the agreement have not met Given Imaging’s expectations, and Given Imaging and InScope have taken a number of actions in an effort to improve sales of the PillCam ESO capsule, including the transfer to Given Imaging of InScope’s initial responsibility to obtain a dedicated CPT code for the esophageal capsule endoscopy procedure and shifting the initial focus of the InScope personnel from selling activities to market development activities. Sales of the PillCam ESO capsule in 2006 were insignificant and may continue to be lower than Given Imaging expects if InScope is not successful in marketing the PillCam ESO capsule. This may negatively impact Given Imaging’s revenue growth.

          Growth in sales of Given Imaging’s PillCam ESO capsule also depends in part on the availability and adequacy of third-party reimbursement for the esophageal capsule endoscopy procedure. Given Imaging’s ability to market and sell its PillCam ESO capsule is highly dependent on the availability and adequacy of third-party reimbursement for the procedures performed with this capsule. As of January 31, 2007, approximately 6.6 million individuals in the United States had reimbursement coverage for using the esophageal capsule endoscopy procedure in the detection of esophageal varices, a condition prevalent in cirrhotic patients. Reimbursement coverage for the use of PillCam ESO in the detection of Gastro-Esophageal Reflux Disease, or GERD, which is more prevalent in the general population than varices, is not expected before additional clinical data supporting such use is available. Given Imaging’s ability to expand the use of the PillCam ESO capsule depends substantially on Given Imaging’s ability to convince additional third-party payors to provide reimbursement coverage for this capsule for the varices indication, the adequacy of such coverage and Given Imaging’s ability to generate and present clinical data supporting reimbursement for the varices and GERD indications. If Given Imaging is unable to obtain such reimbursement coverage, sales of the PillCam ESO capsule may not grow as Given Imaging expects or at all.

          If Given Imaging is unable to market and sell its PillCam COLON capsule, it may miss a significant market opportunity and may not grow as it expects. In late 2006, Given Imaging completed the development of its new PillCam COLON capsule for visualization of the colon and received the CE mark that permits it to market and sell this capsule in Europe. Given Imaging also submitted this capsule for FDA clearance in the United States. Given Imaging intends to market and sell this capsule as a complementary tool for traditional colonoscopy for patients who are unable or unwilling to undergo traditional colonoscopy or have an incomplete colonoscopy. Given Imaging believes this population represents a significant growth opportunity for it. There can be no assurance of widespread market acceptance of the PillCam COLON as comparable or superior to existing technologies for visualization of the colon. Given Imaging’s ability to market and sell the PillCam COLON successfully, depends on one or more of the following:

  Its ability to complete the development and successfully market and sell a further advanced version of its RAPID software, referred to by Given Imaging as RAPID 5.0.
  RAPID 5.0 will be required for optimal performance of capsule endoscopy of thecolon. Given Imaging expects that RAPID 5.0 will be commercially available by thefourth quarter of 2007, having received FDA approval to market and sell RAPID 5.0in the United States in May 2007;

  Receipt of FDA marketing clearance in the United States. Given Imaging cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, Given Imaging will be required to demonstrate that the PillCam COLON is safe and effective for its intended purpose;

  The existence of clinical data sufficient to support the use of the PillCam COLON for visualization of the colon as compared to other colon visualization methods. If clinical trials indicate that PillCam COLON is not as clinically-effective as othercurrent methods, or if the PillCam COLON procedure causes unexpectedcomplications or other unforeseen negative effects, Given Imaging may not obtainregulatory clearance to market and sell this capsule;

  The availability of sufficient clinical and cost-effectiveness data for the American Medical Association, or AMA, to provide a favorable permanent “current procedural terminology”, or CPT, code and for private third-party payors to make an adequate reimbursement decision to provide coverage for the PillCam COLON procedure; and/or

  The availability of a reliable colon cleansing and preparation procedure for the PillCam COLON capsule, which is accepted by physicians and patients.

          If Given Imaging is unable to achieve one or more of the above, it may not be able to market and sell the PillCam COLON capsule or the demand for the PillCam COLON may be lower than expected and sales of PillCam COLON may not contribute to its growth at the rate Given Imaging expects or at all.

          Given Imaging faces direct competition from manufacturers of capsule endoscopy systems and may lose market share if Given Imaging is unable to compete effectively in the marketplace. In October 2005, Olympus Corporation, or Olympus, launched a competing capsule endoscopy system and began sales in Europe and Australia. Based on publicly available information, Olympus is also conducting clinical trials in the United States and has submitted an application to the FDA seeking clearance to market its capsule endoscopy system in the United States. In addition, Given Imaging believes that other companies in Korea and China began selling capsule endoscopy systems in these territories in 2005 and are selling these systems at a lower price than Given Imaging is selling its systems. If Given Imaging is unable to compete effectively in the marketplace against the Olympus capsule endoscopy system and other competing systems, Given Imaging may lose market share, experience delays in completing sales as a result of a longer decision making process among potential customers, or experience erosion of its gross margins as a result of growing price pressure.

Given Imaging faces competition from large, well-established manufacturers of existing technologies for detecting gastrointestinal disorders, as well as from gastrointestinal products in general that compete for the limited capital expenditure budgets of customers. Competition for the Given System also comes from existing technologies for detecting gastrointestinal disorders and diseases. Existing technologies include traditional endoscopy and radiological imaging. The principal manufacturers of gastrointestinal endoscopes are Olympus, Pentax, and Fujinon Corporation, or Fujinon. Given Imaging recently signed a cooperation agreement with Fujinon. See "Item 4 – Business Overview – Given Imaging". The principal manufacturers of equipment for radiological imaging are General Electric Healthcare Systems, Siemens Medical Solutions, a division of Siemens AG, Philips Medical Systems Ltd. and Toshiba Corporation, and the principal manufacturer of equipment for x-ray equipment is Shimadzu Corporation. These companies have substantially greater financial resources than does Given Imaging, and they have established reputations as well as worldwide distribution channels for medical instruments to physicians. If Given Imaging is unable to convince physicians to adopt the Given System over the current technologies marketed by its competitors, its results of operations will suffer.

          In addition to competition from products performing similar clinical functions to the Given System, there is also competition for the limited capital expenditure budgets of customers. Another capital equipment item for gastroenterology that is priced similarly to Given Imaging’s system may compete with Given Imaging’s system for the same capital budget, which is typically limited, and therefore the potential purchaser may be required to choose between the two items of capital equipment. If Given Imaging is unable to market the Given System more effectively than other products that could be purchased using the same budget as the Given System, Given Imaging may be unable to maintain its current growth rate.

          If Given Imaging is unable to introduce other products for use in other parts of the gastrointestinal tract, its growth may be negatively affected. Given Imaging’s objective is to expand the use of the Given System as a platform to be used with a variety of products and indications. Given Imaging intends to add to its current PillCam capsules by developing and introducing new capsules for visualizing other parts of the gastrointestinal tract, including the stomach and the colon. There can be no assurance of widespread market acceptance of the Given System as superior to existing technologies for detection of abnormalities in other parts of the gastrointestinal tract or that Given Imaging will succeed in marketing and selling capsules for use in other parts of the gastrointestinal tract or introducing new products for use in the gastrointestinal tract. In addition, Given Imaging will be required to obtain FDA clearance in the United States and other regulatory approvals outside of the United States before commercially distributing the Given System for use in other parts of the gastrointestinal tract or introducing new products for use in the gastrointestinal tract. These regulatory processes can be lengthy and expensive, and Given Imaging cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, and in order to obtain reimbursement coverage for use of the Given System in other parts of the gastrointestinal tract, Given Imaging will be required to conduct additional clinical trials to demonstrate the diagnostic and cost-effectiveness of the Given System. If future clinical trials indicate that the Given System is not as clinically-effective or as cost-effective in these parts of the gastrointestinal tract as current methods, or that it causes unexpected complications or other unforeseen negative effects, Given Imaging may not obtain regulatory clearance to market and sell the Given System for use in other parts of the gastrointestinal tract or obtain reimbursement coverage, and its growth would be adversely affected.

          Any disruption in the U.S. market, the primary market for Given Imaging's products, may result in a material reduction in Given Imaging’s revenues and negatively affect its results of operations. Since Given Imaging began selling the Given System in 2001, most of its revenues have been generated from sales in the United States. Sales in the United States accounted for $46.7 million, or 72%, of Given Imaging’s revenues in 2004; $63.9 million, or 74%, of its revenues in 2005; and $66.4 million, or 70%, of its revenues in 2006. Any disruption to Given Imaging’s market in the United States resulting from changes in management or the sales team of Given Imaging’s U.S. subsidiary (Given Imaging, Inc.), adverse changes in, among other things, reimbursement policies, regulatory requirements, competitors, macro-economic changes and other events, many of which are outside Given Imaging’s control, may result in a material reduction in its revenues and negatively affect its results of operations.

          If Given Imaging is unable to successfully market and sell its products in Japan, one of its significant growth opportunities may be materially adversely affected. In April 2007, Given Imaging received regulatory clearance to market its capital equipment and PillCam SB capsule in Japan. This is Given Imaging’s first regulatory clearance in Japan. Given Imaging may not be able to generate significant revenues in Japan until reimbursement is available for the small bowel capsule endoscopy procedure, and there can be no assurance that Given Imaging will receive this reimbursement under favorable terms or at all. Furthermore, marketing its other products in Japan will require additional, product-specific regulatory clearances. Generally, the process for obtaining marketing clearance for medical devices in Japan could range from six months for products with only very minor modifications from previous cleared product versions to a few years in the case of a completely new device. There is no assurance that Given Imaging will receive regulatory clearances in Japan for any of its additional products. Finally, Suzuken Co. Ltd., or Suzuken, one of Japan’s largest medical devices and pharmaceutical distributors, has exclusive rights to distribute Given Imaging’s products in Japan. Consequently, Given Imaging’s future growth in the Japanese market depends in part on the success of Suzuken in doing so. If Given Imaging is unable to successfully market and sell its products in Japan for any of the foregoing reasons, one of Given Imaging’s significant growth opportunities will be materially adversely affected.

          Given Imaging’s reliance on sole source suppliers could harm its ability to meet demand for the Given System in a timely manner or within budget. Given Imaging depends on sole source suppliers for some of the components necessary for the production of the Given System. Specifically, Micron Technology, Inc., through its Micron Imaging Group and other wholly-owned subsidiaries, is currently the sole supplier of the imaging sensor and the packaging for the sensor, and Zarlink Semiconductors is currently the sole supplier of the transmitter that is integrated into the PillCam capsules. If the supply of these components is disrupted or terminated, or if these suppliers are unable to supply the quantities of components that Given Imaging requires, it may not be able to find alternative sources for these key components. Although Given Imaging maintains a strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for its products if supply is interrupted, and is subject to risk of loss due to catastrophic events such as fire at a storage facility. As a result, Given Imaging may be unable to meet demand for its products, which could harm its ability to generate revenues, lead to customer dissatisfaction and damage its reputation. If Given Imaging is required to change the manufacturer of any of these key components of the Given System, there may be a significant delay in locating and/or verifying a suitable alternative manufacturer. Additionally, Given Imaging may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. The delays associated with the selection of a new manufacturer could delay Given Imaging’s ability to manufacture its product in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of Given Imaging’s product ceases operations or otherwise ceases to do business with Given Imaging, Given Imaging may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm Given Imaging’s ability to meet demand for the Given System in a timely manner or within budget.

          Risks Affecting Our Holdings in NetVision

          The market for the supply of Internet access services and value added services in Israel is very competitive. The supply of Internet access services requires a special license from the Israeli Ministry of Communications, whose policy is to encourage competition, and therefore does not place any material barriers to entry into the market. Since the beginning of 2004, competition in the market has focused on broadband Internet services. NetVision and Barak continue to experience increased competition in gaining broadband communication market share, mainly from companies such as Internet Gold (Nasdaq:IGLD), Bezeq International, and 012 Golden Lines Ltd., or Golden Lines. As of December 31, 2006, NetVision estimates that it and Barak held approximately 24% and 13%, respectively, of the broadband Internet communications market in Israel. Competition from existing and new competitors may require NetVision and Barak to reduce their tariffs and increase its subscriber acquisition and retention costs as a result of which NetVision’s results of operations could be adversely impacted. Due to the intense competition, there has been a slow down in the increase of NetVision’s subscriber base.

          The market for the supply of international telephone services in Israel is very competitive. The market for international telephony services, which NetVision operates (following the merger with Barak) through Barak, is very competitive. The two major competitors are Bezek International and Golden Lines. Such competition may result in a decrease in prices, which will negatively affect NetVision's results of operations.

          NetVision and Barak rely on certain third-parties' infrastructures. NetVision and Barak rely on certain third-party service providers including local and long distance telecommunications companies, such as Bezeq – The Israel Telecommunications Corp. Ltd., or Bezeq, and Med Nautilus, for leased lines and connectivity to their infrastructures. Internet access by NetVision’s and Barak's customers is dependent on the telecommunications infrastructure owned and maintained by Bezeq and the local cable companies as well as telecommunications companies abroad. If NetVision’s and Barak's subscribers’ access to these telecommunications infrastructures is disrupted, it would significantly impact the services that NetVision and Barak provide to their subscribers and could result in a substantial reduction in Internet access volume and revenue. Furthermore an increase in the cost of access to these telecommunications infrastructures could also adversely impact NetVision’s results of operations.

Item 4.      Information on the Company

A.      History and Development of the Company

          We are a high technology operational holding company that operates through our group companies. Our group companies include both publicly traded and privately held companies.

          Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israeli-related companies with technologies in the fields of medical devices, advanced defense electronics, telecommunications, semiconductors, software products and services and clean technology. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off. In addition, some of our group companies grew out of our subsidiary, RDC, established by us (through our subsidiary, DEP) together with Rafael, the largest research and development organization of Israel’s Ministry of Defense, pursuant to an agreement with Rafael according to which RDC has first rights to exploit commercially technologies of Rafael in non-military markets, which rights are dependent primarily upon RDC’s identification of new and existing military technology developed by Rafael, for commercial exploitation in nonmilitary markets. Given Imaging and Galil Medical Ltd., or Galil Medical, are examples of companies that grew out from this cooperation with Rafael. DEP and RDC are currently involved in litigation with Rafael regarding the agreement with Rafael. See “Item 3 – Key Information – Risks Affecting Us and the Companies in Our Group.”

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

          Both our legal name and our commercial name is Elron Electronic Industries Ltd. We were incorporated in Israel in 1962 under the name of Elron. The principal legislation under which we operate is the Israeli Companies Law, 1999. Our shares are publicly traded on the Nasdaq under the symbol “ELRN” and on the TASE. Elron’s corporate headquarters and registered office is located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: elron@elron.net. Our web site address is www.elron.com. Information contained on our web site is not part of this Annual Report.

          The following are significant transactions and events which we and our group companies have completed or which took place since January 1, 2006:

  Investment in Safend Ltd. On January 2, 2006, we completed an investment of approximately $3.7 million in preferred shares of Safend Ltd., or Safend, for approximately 26% of the equity of Safend. Safend is an Israeli company which develops comprehensive desktop and laptop endpoint security solutions.

  $14 Million Investment in AMT. On June 8, 2006, A.M.T. Advanced Metal Technologies, or AMT, completed a $14 million financing led by Shamrock Israel Growth Fund, an Israeli private equity fund, pursuant to which we invested an aggregate of $5 million in the financing round in which other existing shareholders also participated. Following the transaction, we hold approximately 34% of AMT on an as-coverted basis.

  Purchase of Shares of Given Imaging. In August 2006, we purchased, in a series of open market transactions, approximately 540,000 ordinary shares of Given Imaging for an aggregate purchase consideration of approximately $10 million.

  As a result of the transactions, our direct and indirect ownership interest in GivenImaging (through our direct holdings and our holdings in our subsidiary, RDC)increased from approximately 19.3% to approximately 21.2% of Given Imaging andour beneficial ownership increased to approximately 26.0%.In parallel transactions,DIC, which owns approximately 49% of our ordinary shares, purchased the samenumber of shares of Given Imaging for the same aggregate consideration, increasingits holding in Given Imaging from approximately 12% to approximately 14.3% of Given Imaging.

  Investment in NeuroSonix. In August, 2006, we completed a new investment of $5 million, in two tranches, in NeuroSonix Ltd., or NeuroSonix out of an aggregate financing round of $12 million. NeuroSonix, based in Israel, is engaged in the development and commercialization of medical devices for the prevention of acute cerebral embolism during open-heart cardiac surgery as well as other invasive and minimally-invasive procedures. We currently hold 16.5% of NeuroSonix and following the second tranche, we will hold 21.2% of NeuroSonix.

  Investment in Atlantium. In October 2006, we completed a new investment of $10 million in Atlantium Inc., an Israeli-based water technology company providing innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology. Following the transaction, we, hold approximately 31% of Atlantium.

  DIC Tender Offer. In November 2006, DIC purchased 352,183 of our ordinary shares for $12 per share, net to the seller in cash, less any required withholding taxes and without interest pursuant to its tender offer for our ordinary shares commenced on October 26, 2006. As a result, DIC increased its holding in Elron from approximately 47.6% to approximately 49%.

  $52 Million Investment in Galil Medical. In December 2006, Galil Medical completed a $52 million financing by new investors Thomas, McNerney & Partners and The Vertical Group, joined by Investor Growth Capital, all leading U.S. venture capital funds. As part of the financing round, the new investors purchased shares from certain existing shareholders of Galil Medical, including RDC, for approximately $8 million and $4 million of existing shareholders' loans were converted into shares of Galil Medical. Following the transaction, we hold directly and indirectly through RDC approximately 20.5% of Galil Medical.

  Sale of Interest in Oncura and Acquisition of Urology-Related Cryotherapy Business. In December 2006, Galil Medical completed the sale of its 25% interest in Oncura, Inc., or Oncura, to Oncura's 75% shareholder and acquired Oncura’s urology-related cryotherapy business from Oncura for a net amount payable by Galil Medical of $20 million.

  $15 Million Investment in 3DV. In December 2006, 3DVcompleted the first of two tranches of a $15 million investment round, led by new investors, Kleiner Perkins Caufield & Byers, a leading U.S. venture capital fund, and Pitango Venture Capital. We and RDC also participated in the investment round as well as convertedapproximately $5.1 million of shareholder loans into shares of 3DV. We currentlyhold directly and indirectly through RDC, approximately 44.5% of 3DV andfollowing the second tranche, we will hold directly and indirectly through RDC,approximately 37% of 3DV.

  Sale of Remaining Partner Shares. In December 2006, we completed the sale of all our remaining shares of Partner Communications Ltd., or Partner (Nasdaq and TASE: PTNR and LSE:PCCD), constituting approximately 2.5% of Partner’s outstanding share capital, to several Israeli institutional investors for approximately $40 million. This followed the purchase of additional Partner shares in April 2006 then constituting 0.6% of Partner’s then outstanding shares from Polar Communications Ltd., one of the other founding shareholders of Partner, for approximately $5.3 million.

  As a result of the sale of our Partner shares, we recorded a net (after tax) gain in the fourth quarter of 2006 of approximately $21.2 million.

  Merger of NetVision, Barak and Globcall. In January 2007, NetVision completed its merger with Barak and the merger with GlobCall Communications Ltd., or GlobCall. Following the merger, our holding in NetVision reduced to approximately 18% from approximately 36%, resulting in a gain for Elron of approximately $10 million recorded in the first quarter of 2007. As part of the merger, we entered into a shareholders agreement with DIC and CII and into a separate greement with DIC concerning appointment of directors. (See “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions.”)

  Sale of Elbit's Shares in CellAct. In February 2007, our subsidiary Elbit sold all its shares in CellAct Ltd., or CellAct, for approximately $0.8 million resulting in a gain of $0.5 million which was recorded in the first quarter of 2007.

  Acquisition of Shares of AqWise. In March 2007, we completed the acquisition of approximately 34% of the outstanding shares of AqWise – Wise Water Solutions Ltd., an Israeli-based water technology company from Polar Investments Ltd. (TASE:PLR) and other existing shareholders in consideration for approximately $3.4 million.
  AqWise provides advanced biological wastewater treatment technologies.

  New Investment in B.P.T. Bio-Pure Technologies Ltd. In April, 2007, we completed a new investment of approximately $1.2 million out of an aggregate financing round of $2.5 million in B.P.T. Bio-Pure Technologies Ltd., or BPT, an Israeli-based water technology company. BPT provides advanced membrane-based separation solutions. Followingthis transaction, we hold approximately 19% of BPT.

  Purchase of 2.5% of Ordinary Shares of Given Imaging. In May 2007, we completed the purchase of 2.5% of the ordinary shares of Given Imaging in a series of open market transactions for an aggregate purchase consideration of approximately $18.7 million. As a result of the transactions, our direct and indirect ownership interest in Given Imaging (through our direct holdings and holdings in our subsidiary, RDC), increased to approximately 23.3%. In parallel transactions, DIC also purchased 2.5% of the ordinary shares of Given Imaging for the same aggregate consideration, increasing its holding in Given Imaging to approximately 16.5%. Following these transactions, we, DIC and RDC together hold approximately 43.9% of the ordinary shares of Given Imaging.

  New Investment in RADLIVE. In May 2007, we completed a new investment of approximately $3.75 million in RADLIVE Ltd., or RADLIVE, an Israeli company, engaged in the development of high definition telephony technologies and applications. The aggregate financing round of $7.65 million was led by us and Gemini Israel Funds. As a result of the investment, we hold approximately 29% of RADLIVE’s outstanding shares.

  Sale of Carmiel Real Estate. On June 17, 2007, our wholly owned subsidiary, Elbit, completed the sale of its real estate in Carmiel, Israel for approximately $11.6 million. As a result of the sale, we will record an estimated gain of $3.5 million in the second quarter of 2007.

  New Investment in Pocared. In June 2007, we completed a new investment of approximately $5.35 million, in two tranches, in Pocared Diagnostics Ltd., or Pocared, an Israeli-based medical device company. The aggregate financing round of $10.7 million was led by us and Vitalife. Following the initial tranche, we currently hold approximately 17% of Pocared's issued and outstanding shares and as a result of our aggregate investment, we will hold approximately 22.5% of Pocared's outstanding shares. Pocared provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD).

  Initial Public Offering of Starling on the TASE. On June 12, 2007, Starling Advanced Communications Ltd., or Starling, completed its initial public offering on the TASE for the sale of shares and convertible securities in consideration for aggregate net proceeds of approximately NIS 57 million (approximately $14 million), approximately half of which consists of convertible interest-bearing debentures, the proceeds of which will be used by the company upon achieving certain milestones. We invested approximately $4 million as part of the offering. In addition, immediately prior to the offering, existing shareholders of Starling, including us and RDC, converted shareholder loans in the amount of approximately $6.5 million. Following the offering, as of June 12, 2007, we held 32% directly and 36% indirectly through RDC, of Starling's outstanding shares.

          The following are the significant investments and divestitures that we and our group companies completed in 2004 and 2005, in chronological order:

  Purchase of Shares of 3DV On February 1, 2004, we and our subsidiary, RDC, purchased approximately 47% of the outstanding share capital of 3DV, in which we and RDC previously together held 48%, from the majority of the other shareholders of 3DV in consideration for an option, which has since expired, to receive up to 40% of the share capital of a new company to be established.

  Sale of KIT eLearning Ltd. In March 2004, KIT eLearning Ltd., or KIT, a provider of online academic programs, in which we held a 45% ownership interest, was sold to Online Higher Education, a subsidiary of Laureate Education, Inc. (Nasdaq:LAUR) (formerly known as Sylvan Learning Systems, Inc.), a global leader in higher education, for an immediate cash payment of $9.4 million and a future payment of up to an additional $10.0 million based on earnings of KIT in 2006 and 2007 (of which our share will be up to $5.7 million). We have been notified by Laureate Education, Inc. that no amount is due to us on account of the future payment based on 2006 earnings. We are still evaluating the merits of such determination. The other selling shareholders of KIT were DIC, our largest shareholder, and Kidum IT Ltd., a privately held Israeli company. From the $9.4 million immediate proceeds of the sale, we received approximately $5.7 million and we recorded a gain of approximately $5.3 million.

  Given Imaging Secondary Offering. On June 23, 2004, Given Imaging completed a secondary public offering of 2,880,750 ordinary shares at $32.00 per share, of which 1,500,000 shares were sold by Given Imaging and 1,380,750 shares were sold by selling shareholders, including 300,000 shares sold by our subsidiary, RDC. Given Imaging received net proceeds from the offering of approximately $44.3 million. We also hold a direct interest in Given Imaging, but did not participate in the offering.

  As a result of the sale of Given Imaging’s shares by RDC and the decrease in our direct and indirect interest (through our holdings in RDC) in Given Imaging to approximately 15%, we recorded a gain in 2004, net of tax and minority interest, of approximately $6.7 million.

  Sale of All of Our Holdings in Elbit Systems. On July 28, 2004, we sold all of our holdings in Elbit Systems (Nasdaq:ESLT), constituting approximately 19.6% of the then outstanding share capital of Elbit Systems, to the Federmann group, following the exercise of its right of first refusal, for approximately $196.6 million. As a result, we recorded in 2004 a gain, net of tax, of approximately $91.5 million.

  Purchase of Additional Shares of Given Imaging. In August and November 2004, we purchased approximately 1.4 million additional shares of Given Imaging in various transactions for an aggregate amount of approximately $44 million. As a result of these purchases, our direct and indirect ownership interest in Given Imaging (through our holdings in RDC) increased from approximately 15% to approximately 20% and our beneficial ownership increased to approximately 25%.

  Tender Offer by DIC to Purchase 7.5% of Our Shares. On August 22, 2004, DIC completed a tender offer to purchase 2,203,425 of our ordinary shares for $15 per share, net to the seller in cash, less any required withholding taxes and without interest. Following consummation of the tender offer, DIC owned approximately 46% of our outstanding shares.

  Investment of $3 Million in Starling. On October 21, 2004, we completed an investment of $3 million in preferred shares of Starling of which $1.5 million was invested immediately and $1.5 million was invested in April 2005. Following the investments our direct interest in Starling was approximately 33% and our beneficial ownership (directly and through RDC) was approximately 66%.

  Investment of $6.7 Million in Jordan Valley Semiconductor Ltd. On October 21, 2004, we invested approximately $6.7 million in Jordan Valley Semiconductor Ltd., or Jordan Valley for preferred shares constituting 28% of the equity of Jordan Valley, as part of an aggregate amount of approximately $9 million raised by Jordan Valley. Our holding was subject to adjustment based upon Jordan Valley’s performance for the period July 1, 2004 until June 30, 2005 with an option to make an additional investment on the same terms as the original investment to enable us to hold 25% of Jordan Valley’s equity, on a fully diluted basis, after the adjustment. In October 2005, we exercised this option and invested an additional amount of approximately $1.4 million, following which we hold approximately 28% of the equity of Jordan Valley. The balance of the aggregate investment in Jordan Valley was invested indirectly by CII. Jordan Valley is an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Jordan Valley is 40% owned (indirectly) by CII, a subsidiary of IDBD, which then owned approximately 67% of DIC. CII, IDBD and DIC are publicly traded on the TASE. Our investment in Jordan Valley was approved in accordance with Israeli law by the shareholders of Elron and CII on October 21, 2004.

  Investment in Impliant. On December 28, 2004, we invested approximately $7.3 million for preferred shares of Impliant constituting approximately 23% of the equity of Impliant, as part of a financing round of approximately $18 million from new and existing investors of Impliant. In October 2005, we invested an additional $1 million as part of an extension of the initial financing round. Following this additional investment, we hold 21.5% of the equity of Impliant. Impliant is a privately held medical device company engaged in the development of a novel posterior motion preservation system for spine surgery.

  Sale of Partner Shares. On April 20, 2005, we completed the sale to Partner of 12,765,190 Partner shares for approximately $94 million, as part of the sale together with the other Israeli founding shareholders of Partner of an aggregate of approximately 33.3 million Partner shares to Partner for an aggregate consideration of approximately $245 million. As a result of the sale, we recorded in 2005 a gain of $45.4 million, net of tax. Investment in NuLens. On April 21, 2005, we invested approximately $1.7 million in NuLens Ltd., or NuLens, an Israeli medical device company operating in the field of intra-ocular lenses, mainly for cataract and presbyopia procedures. The investment was the first of two installments. The second installment of approximately $1.1 million was invested in March 2006 simultaneously with the closing of a new investment round of approximately $6.0 million, led by Warburg Pincus LLC, a global private equity fund, in which we also invested an additional $1.5 million. Following these investments, we hold 29% of NuLens.

Investment of $16 Million in Teledata Networks Ltd. On May 8, 2005, we completed an investment of $16 million in Teledata Networks Ltd., or Teledata. The investment was part of an aggregate round of financing of $19 million, in which FBR Infinity II Ventures, or Infinity, a related venture capital fund, invested $3 million, for approximately 4% of Teledata, and with whom we entered into a voting agreement. (See “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions.”) Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. We hold approximately 21% of Teledata.

Sale of Oren Semiconductor. On June 10, 2005, Zoran Corporation (“Zoran”) (Nasdaq:ZRAN) acquired Oren Semiconductor, Inc., or Oren, in which we held a 41% interest. Elron received approximately $12.5 million in cash in the acquisition and approximately $7.7 million of Zoran shares (based on Zoran’s share price on the completion date of the acquisition). As a result of the transaction we recorded a gain in 2005, net of taxes, of approximately $17.2 million. In July 2005, we sold Zoran’s shares for $8.8 million, resulting in a gain net of tax, of $0.7 million.

NetVision Initial Public Offering. On May 19, 2005, NetVision completed its initial public offering on the TASE in Israel for net proceeds of approximately NIS135 million (approximately $31 million). In addition, future proceeds from the exercise of options sold in the offering may amount to approximately NIS 28.8 million (approximately $6.6 million). DIC, was at the time the other major shareholder of NetVision. We and DIC each converted approximately $3.1 million of loans into equity of NetVision immediately prior to the offering and $2.2 million in loans was repaid to each of us from the proceeds of the offering. As a result of the initial public offering our holding in NetVision decreased from 45.7% to approximately 39% (27.4% on a fully diluted basis taking into account the possible exercise of the convertible securities) resulting in a gain for Elron of approximately $3.0 million.

Investment in BrainsGate Ltd. On August 8, 2005, we completed an investment of approximately $6.9 million in BrainsGate Ltd., or BrainsGate, for approximately 22% of the equity of BrainsGate, as part of an aggregate investment of approximately $17.0 million. Infinity, with whom we have a voting agreement, holds approximately 5% of the equity of BrainsGate. (See “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions.”) BrainsGate is an Israeli company that is developing innovative technologies for neuro-stimulation treatments of brain diseases.

  Dividend Distribution. On September 5, 2005, we declared a cash dividend of $3.00 per share, totaling approximately $88.5 million. The dividend was paid on September 27, 2005, to shareholders of record on September 15, 2005.

  Investment in Enure Networks Ltd. On October 2, 2005, we completed an investment of approximately $4.0 million in Enure Networks Ltd., or Enure, for approximately 57% of the equity of Enure. Enure is an Israeli software company engaged in developing solutions in the field of broadband services management and home networks.

  Establishment of Medingo. In November 2005, RDC established Medingo Ltd., or Medingo. Medingo is developing a disposable insulin dispenser for diabetic patients. We beneficially own 100% of the outstanding shares of Medingo through our holding of RDC, which holds directly all the shares of Medingo.

  Sale of Holdings in Elron Telesoft Ltd. and Elron Telesoft Export Ltd. On December 29, 2005, we completed the sale of all of our shares of Elron Telesoft Ltd. and Elron Telesoft Export Ltd. (together, the “ET Group”), to ECtel Ltd. (Nasdaq:ECTX) for $2.1 million. The transaction did not materially affect our results of operations.

B.      Business Overview

          Our group companies are engaged in four main fields of advanced technology, namely: (i) medical devices; (ii) information and communications technology; (iii) semiconductors; and (iv) and clean technology. The business overview is presented, for the purposes of convenience only, according to the four main fields listed above, none of which is considered a separate reportable segment.

1.      Medical Devices

          Our activities in the field of medical devices consist mainly of our holdings in the following companies:

  Given Imaging, in which we beneficially own approximately 44% of the outstanding shares, representing all shares owned by us, RDC and DIC (which we may be deemed to beneficially own as a result of the voting agreement between DIC and us), or approximately 23.3%, representing our direct holding and our share in the holding of RDC;

  Galil Medical, in which we beneficially own approximately 29% of the outstanding shares, representing all shares owned by us and RDC, or approximately 20.5%, representing our direct holding and our share in the holding of RDC;

  Medingo, in which we beneficially own 100% of the outstanding shares representing all shares held by RDC, which holds directly all the shares of Medingo, or approximately 50% representing our share in the holding of RDC;

  Notal, in which we hold approximately 23% of the outstanding shares;

  Impliant, in which we hold approximately 22.3% of the outstanding shares;

  NuLens, in which we hold approximately 29% of the outstanding shares;

  BrainsGate, in which we hold approximately 22% of the outstanding shares;

  NeuroSonix, in which we hold approximately 16.5% of the outstanding shares; and

  Pocared, in which we hold approximately 17% of the outstanding shares.

          Given Imaging

          Our discussions of Given Imaging in this Annual Report are qualified in their entirety by the reports Given Imaging files with the SEC, which are posted on the SEC’s website at www.sec.gov. Please see these reports for additional information on Given Imaging.

          Given Imaging is an Israeli company that develops, manufactures and markets innovative diagnostic products for disorders of the gastrointestinal tract. It pioneered capsule endoscopy, a proprietary approach to visual examination of the gastrointestinal tract through the use of a miniaturized video camera contained in an ingestible disposable capsule.

          Given Imaging was incorporated in Israel by our subsidiary, RDC, in January 1998. Its initial public offering and listing on the Nasdaq occurred in October 2001. In March 2004, Given Imaging also listed its shares on the TASE.

          Given Imaging’s principal product, which incorporates its core technology, is the Given System, a proprietary wireless imaging system that uses disposable video capsules, referred to as the PillCam capsules. The PillCam video capsules are easily ingested by the patient and move naturally through the gastrointestinal tract without discomfort while wirelessly transmitting high quality color images and data to a portable recorder, enabling gastroenterologists to view high quality video, images and data on their workstations, utilizing Given Imaging’s proprietary RAPID software. Given Imaging believes that capsule endoscopy provides a patient-friendly solution that addresses a significant market opportunity and overcomes many of the shortcomings of traditional diagnostic tools for gastrointestinal disorders.

          In 2001, Given Imaging commenced marketing the Given System, Given Imaging’s capsule endoscopy platform, with the M2A capsule (which Given Imaging rebranded in 2004 as the PillCam SB capsule for detection of disorders of the small bowel). As of December 31, 2006, Given Imaging had an installed base of more than 3,500 Given Systems and had sold approximately 470,000 PillCam SB capsules in over 60 countries worldwide. A substantial portion of Given Imaging’s revenues and annual revenue growth to date has resulted from sales of the PillCam SB capsule.

          Since November 2004, Given Imaging has been marketing and selling the PillCam ESO capsule for the purpose of visualizing the esophagus. Given Imaging markets the PillCam ESO video capsule in the United States through a strategic marketing and sales alliance formed in May 2004 with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company. During 2005 and 2006, sales of the PillCam ESO were insignificant due primarily to the lack of

(i) a permanent dedicated CPT code for the esophageal capsule endoscopy procedure; (ii) third-party reimbursement coverage; and (iii) limited clinical data to support widespread use of the PillCam ESO capsule. Accordingly, during 2005, the number of InScope sales representatives promoting the PillCam ESO was reduced and Given Imaging assumed responsibility for the efforts to obtain a permanent CPT code for the PillCam ESO procedure, as well as initial reimbursement coverage from third-party payors. In September 2006, Given Imaging amended its agreement with InScope to adjust its relationship with InScope to existing market conditions and expectations.

          In the fourth quarter of 2006, a permanent CPT code was assigned to the PillCam ESO capsule by the AMA and the Center for Medicare and Medicaid Services, or CMS, and there occurred the first third-party reimbursement coverage for procedures with the PillCam ESO capsule to evaluate esophageal varices in patients diagnosed with cirrhosis of the liver, a chronic liver disease. As of January 31, 2007, approximately 6.6 million people in the United States had coverage for this indication.

          PillCam COLON is the third video capsule that Given Imaging has developed. In October 2006, Given Imaging received the CE Mark permitting it to market this product in the European Union. In December 2006, Given Imaging submitted this product for clearance by the FDA. Given Imaging plans to release this product for sale gradually, following completion of two pivotal multi-center trials that are underway in Europe and the United States, having obtained regulatory clearance for a new version of its RAPID software, RAPID 5.0 in May 2007.

          Given Imaging has also developed the AGILE Patency Capsule and system, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract that may prevent passage of the PillCam SB capsule. Given Imaging launched the AGILE Patency Capsule and system in Europe in November 2003 and following receipt of FDA clearance, Given Imaging began marketing and selling the AGILE Patency System in the United States in May 2006.

          In March 2007, Given Imaging signed a cooperation agreement with Fujinon Corporation. The goal of the agreement is to build closer collaboration between the companies in research and development, component sourcing, marketing and product distribution worldwide, except in Japan. Under the terms of the agreement, Given Imaging and Fujinon will collaborate to develop future products for the gastrointestinal endoscopy and diagnostic field. The agreement also grants Fujinon non-exclusive rights to distribute Given Imaging's capital equipment and small bowel products including its RAPID workstation and data recorders, PillCam SB, and AGILE Patency capsules in certain countries worldwide, which will be determined by the two companies on a case-by-case basis.

          Given Imaging’s R&D efforts are focused primarily on developing improvements to its existing products and developing new capsules to be used in the detection of abnormalities in other areas of the gastrointestinal tract.

          Given Imaging recorded revenues of $95.0 million in 2006, $86.7 million in 2005 and $65.0 million in 2004.

          Third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002. Initially, all reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other indications and, as of December 31, 2006, most Medicare carriers and private payors, with a total insured population in the United States of approximately 209 million individuals, also covered capsule endoscopy of the small bowel for suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies. Almost all of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System and some may require prior authorization. In 2006, several third-party payors issued new or updated policies that do not require endoscopy or other procedures prior to performing small bowel capsule endoscopy. As of December 31, 2006, approximately 18 million individuals in the United States had coverage under these new or updated policies.

          Given Imaging currently markets and sells the Given System through a combination of (i) direct sales through its subsidiaries and (ii) independent distributors in over 60 jurisdictions. Currently, Given Imaging markets the Given System directly in Australia, France, Germany, the United States and Israel. In the United States, which accounted for 74% of its revenues in 2005 and 70% of its revenues in 2006, Given Imaging markets its products primarily through its wholly-owned subsidiary, Given Imaging, Inc. As of December 31, 2006, Given Imaging had a direct sales force in the United States of approximately 71 field sales representatives. Given Imaging has approximately 16 field sales representatives in other jurisdictions in which Given Imaging directly markets the Given System.

          In addition to Given Imaging’s direct markets, it markets and sells its products in more than 60 other countries through local distributors or representatives. Sales to Given Imaging’s local distributors worldwide accounted for approximately 16.5% of its revenues in 2006. Under the terms of Given Imaging’s distribution agreements, Given Imaging generally grants to one distributor in each particular country or region the right to market the Given System for a defined period. In larger territories, such as China, Given Imaging may have several regional distributors to cover the entire territory. During the contract period, the distributor is required to meet minimum sales targets set out in each distribution agreement. Given Imaging may, in its sole discretion, upon prior written notice, terminate a distribution agreement with a distributor in the event that a distributor fails to meet its minimum sales targets.

          In Japan, Given Imaging operates through Given Imaging, K.K., its Japanese subsidiary, that was established as a joint venture with Marubeni Corporation and Suzuken Co., Ltd. to commercialize the Given System in Japan. Marubeni is one of Japan’s largest trading companies and Suzuken is one of Japan’s largest pharmaceutical distributors. Marubeni and Suzuken together invested initially an aggregate of $4.3 million in Given Imaging K.K. in consideration of an aggregate 49% interest, and Given Imaging retained a 51% controlling interest. In addition, Suzuken has been appointed by Given Imaging K.K. as its exclusive distributor in Japan. Given Imaging received regulatory clearance to market its RAPID workstation and PillCam SB capsule in Japan in April 2007. However, Given Imaging does not expect to generate significant revenues from sales in Japan before its products are also approved for reimbursement by Japanese authorities, which could occur as early as the fourth quarter of 2007 but is more likely to occur in 2008. Because the regulatory approval process in Japan has taken longer than initially anticipated, in 2006, Given Imaging and its partners completed additional equity financing of approximately $9.6 million to finance the operations of Given Imaging K.K.’s Japanese subsidiary until it is able to generate sufficient cash from operations.

          The Given System consists of three principal components: (i) a single use, disposable PillCam color-imaging capsule that is ingested by the patient; (ii) a portable data recorder and an array of sensors that are worn by the patient; and (iii) a dedicated computer workstation with proprietary RAPID software for downloading, processing and analyzing recorded data. The manufacture of the PillCam capsules is a complex process involving a number of separate processes and components. Given Imaging’s manufacturing process consists primarily of assembling externally purchased components and sub-assemblies in an environmentally controlled area. After assembly, each PillCam capsule is inspected and packaged.

          Given Imaging manufactures the PillCam capsules at its facilities in Yoqneam, Israel. Two production lines are used to manufacture the PillCam SB capsule, and one is used to manufacture the PillCam ESO capsule. Given Imaging also has one production line that it uses to manufacture the PillCam COLON and one production line it uses for its AGILE Patency capsule. Given Imaging also installed at a facility in Ireland one semi-automated production line for the PillCam SB capsule and has purchased and plans to install a second production line for the PillCam ESO capsule for back-up purposes. Given Imaging believes it has adequate capacity to manufacture capsules needed to satisfy estimated demand for the foreseeable future.

          Given Imaging designed its portable data recorder, sensor array and their related accessories. The data recorders and sensor arrays are manufactured and assembled externally and then tested at Given Imaging’s facilities. The computer workstation is an off-the-shelf computer workstation preloaded with Given Imaging’s RAPID software. Given Imaging’s R&D activities are conducted internally by its R&D staff, primarily at its facilities in Yoqneam, Israel.

          Given Imaging’s patents first issued in the United States and Israel are on an in vivo video camera system. Given Imaging acquired the rights to these U.S.- and Israeli-issued patents in January 1998 under a technology purchase and license agreement with Rafael. These patents issued in the United States and Israel expire in January 2014 and January 2015, respectively. As of December 31, 2006, Given Imaging held 60 additional patents that were issued in Australia, France, Japan, South Korea, Taiwan, India, Israel, Italy, the United States and the United Kingdom, Germany and Spain, all of which covered different elements of its technology and expire between 2017 and 2022. As of December 31, 2006, Given Imaging had 526 pending patent applications worldwide based on approximately 200 priority applications relating to various elements and functions of its product and enhancements.

          In March 2004, the U.S. Patent and Trademark Office, or USPTO, notified Given Imaging that it would conduct a reexamination of some of the claims in its first U.S. patent, known as the ‘531 patent, in the USPTO pursuant to a request submitted by Olympus Corporation. In April 2006, the USPTO issued a decision confirming the validity of 13 of the original 17 claims of the ‘531 patent. In September 2006, Given Imaging appealed the rejection of the other four claims, and this appeal is currently pending.

          On May 19, 2006, Olympus Corporation, Olympus Medical Systems Corp. and Olympus America Inc., or Olympus, filed a complaint against Given Imaging in the District Court for the Eastern District of Pennsylvania. In the complaint, Olympus alleged that Given Imaging’s capsule endoscopes infringe one of Olympus’ patents (the “Olympus Patent”). The Olympus Patent will expire in December 2008. In addition, Olympus seeks a declaratory judgment that its endoscope product will not infringe on Given Imaging’s first U.S. patent, known as the ‘531 patent, and that the ‘531 patent is invalid. In its complaint, Olympus requested an injunction that would prevent Given Imaging from selling in the United States any product that infringes on the Olympus Patent and that would assess damages in an unspecified amount. Given Imaging filed its answer and counterclaim on October 20, 2006. In this answer and counterclaim, Given Imaging denied infringement of the Olympus Patent and asserted that the Olympus Patent is invalid. In addition, Given Imaging alleged that the ‘531 patent is valid and will be infringed on by Olympus once Olympus begins marketing and selling its capsule endoscopy product in the United States. Given Imaging also alleged that Olympus will infringe three of Given Imaging’s other patents. In the complaint, Given Imaging requested an injunction to prevent Olympus from selling in the United States any product that infringes on its patents. If Olympus sells its capsule endoscopy system in the United States, Given Imaging may also request the assessment of damages. On March 30, 2007, Olympus filed an amended complaint asserting that Given Imaging’s capsule endoscopes infringe three additional patents owned by it. Given Imaging filed its answer to the amended complaint in April 2007 denying infringement of these patents and alleging their invalidity.

          Given Imaging believes it has a reasonable chance of success in this case. However, litigation is in early stages, and the outcome is uncertain at this time. The ongoing litigation and any unfavorable outcome may have an adverse effect on Given Imaging’s results of operation.

          In April, 2007, Given Imaging announced that it would be considering the nomination of Mr. Israel Makov, former President and Chief Executive Officer of Teva Pharmaceuticals Industries Limited as the next Chairman of the Board of Directors of Given Imaging. Mr. Makov is expected to be appointed in such capacity at Given Imaging's next annual general meeting scheduled for late July 2007.

Galil Medical

          Galil Medical, an Israeli company established by RDC in 1997, is a provider of minimally invasive temperature-based therapies for the treatment of benign and malignant diseases. Since 1999, Galil Medical has been focused on developing products to address specific urologic diseases, including prostate and kidney cancer. In July 2003, Galil Medical completed the merger of its urology-related cryotherapy business with Amersham Health’s brachytherapy business (which subsequently became a subsidiary of General Electric Company), to create Oncura, in which Galil Medical held 25% until December 2006.

          In December 2006, Galil Medical completed both the sale of its 25% stake holding in Oncura to GE and the acquisition of Oncura’s urology-related cryotherapy business for a net amount payable by Galil Medical of $20 million. Oncura’s urology-related cryotherapy business generated approximately $20 million in revenues in 2006. The acquisition of the urology business was funded by the completion of a round of financing in Galil Medical in December 2006, pursuant to which new investors, Thomas, McNerney & Partners and The Vertical Group, joined by Investor Growth Capital, all leading U.S. venture capital funds, invested $40 million in Galil Medical and purchased shares from certain existing shareholders of Galil Medical, including RDC, for approximately $8 million and $4 million of existing shareholders' loans were converted into shares of Galil Medical. Following the acquisition of the urology business, Galil Medical is also focusing on developing minimally invasive cryotherapy solutions for oncological and women’s health conditions.

          Galil Medical’s intellectual property consists of intellectual property received from Rafael and intellectual property developed by Galil Medical’s R&D team. Galil Medical has 16 patents and 29 pending applications.

          Galil Medical recorded revenues of $8.5 million in 2006, $8.3 million in 2005 and $7.6 million in 2004.

          Galil Medical’s headquarters and its R&D and manufacturing facilities are based in Yoqneam, Israel. Galil Medical sells its products worldwide through a direct sales force and through distributors.

          As of May 31, 2007, Galil Medical had approximately 112 employees worldwide.

Medingo

          Medingo, wholly-owned by RDC, was established in November 2005. Medingo is developing solutions specifically for the needs of insulin-dependent diabetic patients. Medingo’s device is a miniature dispensing patch, which is convenient, easy to use, discreet and more cost-effective than standard insulin pumps.

          Medingo is in advanced stages of the development of its innovative insulin-dispensing device. Medingo expects to receive FDA approval and to commence sales in 2008. In addition, Medingo has signed a collaboration agreement with an international strategic partner to incorporate such strategic partner's glucometer into Medingo's system. In addition to insulin delivery, Medingo devices may serve as platforms for other applications, including pain control.

          Medingo has 35 pending patent applications.

          Medingo’s offices are located in Yoqneam, Israel. As of May 31, 2007, Medingo had 34 employees.

Notal

          Notal is a medical device company founded in 2000, operating in the field of early detection of Age Related Macular Degeneration or AMD. AMD is a common eye disease that gradually destroys central visual function and manifests itself in two forms: (i) dry AMD, a mild form of the disease; and (ii) wet AMD, a progression of dry AMD, which often leads to rapid, severe visual deterioration and blindness. To address the growing need for early detection of wet AMD and for the continuous monitoring of patients with dry AMD, Notal Vision has developed the patented Preferential Hyperacuity Perimetry or PHP, which is designed to detect and monitor the progression of the disease in a non-invasive manner. Notal launched, together with Carl Zeiss Meditec, or Zeiss, the Preview PHP device, intended for professional use by ophthalmologists and optometrists in their clinics. The current diagnostic device enables early detection of wet AMD among the at-risk population and those already diagnosed with the dry form of the disease. Future versions may also target for screening purposes the full population at risk (e.g., anyone over the age of 55) who may be unaware that they may have dry AMD, and it may be used for post-treatment follow-up for those patients already treated for wet AMD. Post treatment follow-up is intended to identify the recurrence of the disease and provide confirmation of the stage of the disease.

          In 2006, Notal terminated its distribution agreement with Zeiss due to Zeiss’ non-compliance with its obligations thereunder, resulting in arbitration proceedings between Notal and Zeiss culminating, in March 2007, with an award of approximately $10 million in damages by the arbitrator in favor of Notal.

          During the fourth quarter of 2006, Notal commenced selling the Foresee PHP device, second generation PHP technology, through a new U.S. distributor, MSS, based in Minneapolis, a subsidiary of TLC Vision Corporation, or TLC.

          Based on the PHP technology, Notal is also developing the “Home Device,” a monitoring device intended for home use. The monitoring device will enable patients with dry AMD to monitor themselves at home on a more frequent basis, ensuring timely intervention by a physician should the disease progress to the wet form. In May 2005, Notal appointed TLCas it exclusive distributor for the sale and distribution of the “Home Device” in North America. TLC also signed an investment agreement with Notal, pursuant to which TLC committed to invest in Notal $4.25 million (of which $2.8 million has already been invested), subject to achievement of milestones, primarily for the purpose of funding the development of the Home Device.

          Notal commenced sales of the Preview PHP device in 2003 and recorded revenues of $0.4 million in 2006, $0.1 million in 2005 and $1.0 million in 2004.

          Notal’s headquarters are located in Tel Aviv, Israel and as of May 31, 2007, had 28 employees. Notal has one patent and three pending patent applications.

          Innomed, 14% held by us, is also a 29% shareholder of Notal. (For additional information, see “—Other Holdings in Medical Devices” below.)

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

          In March 2006, Impliant received a CE Mark to sell its products in Europe and in August 2006, it received FDA approval to begin a pivotal Investigational Device Exemption, or IDE, study that it commenced in the second half of 2006.

          Impliant’s headquarters are located in Milford, Connecticut, with R&D activities taking place in Ramat Poleg, Israel. As of May 31, 2007, Impliant had 32 employees.

          Impliant has two issued USPTO patents and 15 pending patent applications.

          Innomed, 14% held by us, is also a 11% shareholder of Impliant. (For additional information, see “—Other Holdings in Medical Devices” below.)

          Impliant is currently in the development stage and has not commenced sales. Impliant will require substantial additional resources to complete its pivotal IDE study and to finance its operations until it is able to commence revenues.

NuLens

          NuLens, established in September 2002, operates in the field of intra-ocular lenses, or IOLs, mainly for the treatment of cataracts and presbyopia. NuLens is focused on exploiting the novel technologies in its patents and developing a real accommodative IOL, or RA-IOL with the capacity of providing over 10 Diopters in real accommodative power to the cataract and presbyopia markets. In May 2006, NuLens initiated clinical (pilot) human trials in Spain with the NuLens IOL prototype. Additional clinical (pilot) human trials to assess IOL suitability for the low vision patient are expected to commence in August 2007.

          NuLens has two patents and nine pending patent applications.

          NuLens’ offices are located in Herzliya, Israel and Alicante, Spain. As of May 31, 2007, NuLens had 12 employees.

          NuLens is currently in the development stage, and accordingly, has not commenced sales.

BrainsGate

          Established in 2000, BrainsGate is a medical device company that develops innovative therapies for patients suffering from Central Nervous System (CNS) diseases. BrainsGate’s platform technology involves electrical stimulation of the spheno-palatine ganglion (SPG) to augment cerebral blood flow and to increase the permeability of the blood-brain barrier (BBB).

          Exploring several applications for its technology, BrainsGate is currently focusing on the treatment of acute ischemic stroke. Other potential applications include drug delivery into the Central Nervous System, Alzheimer’s disease and vascular dementia.

          BrainsGate has developed the NeuroPath™ System, based on a miniature electrode implanted at the roof of the mouth using a minimally invasive, simple procedure.

          BrainsGate is currently in an extended pilot clinical trial for its leading application –treating acute ischemic stroke with a therapeutic window of 24 hours from onset, focusing on safety.

          BrainsGate has 16 pending patent applications and five patents.

          BrainsGate is headquartered in Ra’anana, Israel. As of May 31, 2007, BrainsGate had 25 employees.

          BrainsGate is currently in the development stage, and accordingly, has not commenced sales.

NeuroSonix

          Founded in 2002, NeuroSonix is an Israeli medical device company that targets the market of brain protection during cardiac surgeries and other minimally invasive procedures. NeuroSonix offers a new non-invasive solution in brain protection during cardiovascular surgery, using ultrasonic technology to divert embolisms away from the cerebral arteries. This new ultrasonic technology platform significantly reduces the embolic load on the patient’s brain, in order to reduce neurological complications related to the procedures, such as cognitive deficit, visual impairment or stroke.

          The first product currently being developed by NeuroSonix is the EmBlocker™. The EmBlocker™ will provide protection from acute cerebral embolism during open heart surgeries. The EmBlocker™ diverts embolic material (solid or gaseous) flowing in the aortic arch away from the origins of the neck arteries, thus directing embolic material into the descending aorta, thereby reducing neurological risk and damage.

          Ex-Vivo and In-Vivo studies of the EmBlocker™ have been conducted and have demonstrated promising results regarding the safety and efficacy of the technology. NeuroSonix has completed a First-in-Man clinical study (the first stage of clinical studies performed on living humans) in Europe with the EmBlocker™, which showed promising safety and efficacy results.

          Neurosonix has one issued patent, one provisional patent application, 12 national phase applications as well as two pending applications in Europe and Japan.

          NeuroSonix's offices are located in Rehovot, Israel. As of May 31, 2007, the company had 13 employees.

          NeuroSonix is currently in the development stage and accordingly has not yet commenced sales.

          Pocared

          Established in 2004, Pocared is a medical device company developing innovative solutions for real-time, reagentless (IVD) and offers a universal and robust system which is automatic, rapid, compact, user-friendly, environmental-friendly and safe. Pocared technological platform may be used to address a wide range of medical and industrial diagnostic applications. Pocared is now focusing on developing its clinical medical IVD system. Pocared’s has completed the technology feasibility and proof of concept, as well as the conceptual design stages.

          Pocared’s has four pending patent applications.

          Pocared is headquartered in Petach Tikva, Israel. As of May 31, 2007, Pocared had two employees. Most of Pocared's research and development is outsourced to a third party.

          Pocared is currently in the development stage and accordingly has not commenced sales.

Other Holdings in Medical Devices

          Our other holding in the medical devices field is in Innomed, which is a seed stage fund that initiates and invests in Israeli and Israeli-related companies in the field of medical devices and life sciences. We hold, through our subsidiary, DEP, approximately 14% of the partnership interest in Innomed. Innomed is a member of the Jerusalem Global Ventures Group of venture capital funds. The term of Innomed is due to expire in December 2007 and is currently in the process of being extended for an additional one-year period.

2.       Information, Communications & Technology, or ICT

          Our activities in the field of ICT consist of our holdings in the following main companies:

  NetVision, in which we hold approximately 17% of the outstanding shares as of June 14, 2007;

  Teledata, in which we hold approximately 21% of the outstanding shares, and in which, Infinity, a related venture capital fund, holds approximately 4% of the outstanding shares;

  Wavion, Inc., or Wavion, in which we hold approximately 38% of the outstanding shares;

  Starling, in which we beneficially own approximately 68% of the outstanding shares, representing all shares owned by us and RDC, or approximately 50%, representing our direct holding and our share in the holding of RDC;

  Enure, in which we hold approximately 41% of the outstanding shares;

  Safend, in which we hold approximately 26% of the outstanding shares; and

  RADLIVE, in which we hold approximately 29% of the outstanding shares.

NetVision

          NetVision provides Internet services and solutions in Israel and international telephony services through Voice over IP (Internet Protocol) technology, or VoIP. On May 19, 2005, NetVision completed its initial public offering on the TASE. In January 2007, NetVision completed the merger with Barak, a subsidiary of CII, and the merger with GlobCall, a subsidiary of DIC. Following the merger, NetVision is still undergoing a process of integration which has resulted in certain management changes.

          In June 2007, NetVision completed a private placement, issuing approximately 5% of its ordinary shares to an institutional investor in consideration for approximately NIS52 million (approximately $12.3 million based on an exchange rate $1.00 equal to NIS 4.225)

          NetVision’s total revenues were $96 million in 2006, $81 million in 2005 and $72 million in 2004 based on the Shekel-U.S. Dollar representative rate of exchange as of December 31, 2006 of NIS 4.225 equal to $1.00.

          NetVision’s activities in the Internet area focus on providing Internet connectivity and related services and products, content and electronic commerce services and the establishment and supply of Internet-based applications. Until February 2007, NetVision provided international telephone services through its 017 prefix, using VoIP technology, a technology that enables voice transmission over the Internet infrastructure. The Ministry of Communications conditioned the approval of the merger on NetVision ceasing to supply telephone services as of February 2007, when NetVision’s license for the supply of such services expired. In accordance with the said approval, current NetVision customers will continue to receive the telephone services for an additional one-year period (commencing in January 2007) by way of Barak’s network.

          NetVision estimates that as of December 31, 2006, its share of the Internet connectivity market in Israel was approximately 24%, with 310,000 customers receiving broadband Internet connectivity services from NetVision.

          Barak is engaged mainly in providing international voice telecommunication services, carrier services to other telecommunication service providers in Israel and abroad, Internet services and data services. Barak operates under a special permit to provide various communication services, including local and international dialing cards, and to provide integrated carrier services. Provision of international data services and additional services provided by Barak's independent carrier network are regulated according to the general permit of international wired communication services. Barak's revenues in 2006 amounted to NIS 721 million (approximately $171 million) compared to revenues of NIS 659 million in 2005 (approximately $156 million) (a 9% increase) based on the Shekel-U.S. Dollar representative rate of exchange as of December 31, 2006 of NIS 4.225 equal to $1.00. This increase mainly arises from an increase in revenues from telephone usage for international calls (in call minutes), as well as from larger scopes of activity in the remaining areas of operations.

          GlobCall provides network end point services. These include sale of communication equipment; operation, management and acquisition services of voice communication systems and data communication systems for the customer; and provision of support and maintenance to communication networks and switchboards. Globcall provides its services under a special permit which it received from the Israeli Ministry of Communications. Additionally, in August 2006, GlobCall began providing its customers with local telephony services under a special general permit for the provision of wired communication services, which it received from the Israeli Ministry of Communications. Globcall's revenues in 2006 amounted to NIS 84.7 million (approximately $20 million) compared to revenues in 2005 of NIS 80.2 million (approximately $19 million) based on the Shekel-U.S. Dollar representative rate of exchange as of December 31, 2006 of NIS 4.225 equal to $1.00.

          NetVision also provides various content and electronic commerce services. NetVision maintains “Nana,” a portal that provides a variety of content and e-commerce services, such as search engines and mail boxes, chat rooms, forums and blogs, Web site indexing for both local and international sites, shopping and advertising. On June 26, 2007, NetVision consummated a transaction with Channel 10, a local commercial television channel company, or Channel 10, for the establishment of a joint venture with Channel 10, within the framework of a new company, Nana 10, jointly controlled by NetVision and Channel 10. Nana 10 includes mainly the activities of the Internet sites "Nana" and "Nana Shops" as well as exclusive rights for use of television contents of Channel 10 on the Internet. Under the principal terms of the transaction, shares of Nana 10 were allotted to Channel 10 against commitments of Channel 10's agreement to invest $3 million in Nana 10, to grant Nana 10 exclusive rights for use of Channel 10's television content on the Internet. In addition, Channel 10 purchased additional shares of Nana 10 from NetVision in exchange for commercial air-time in an aggregate amount of approximately $2.1 million for the use of NetVision and its subsidiaries.

          NetVision is dependent on the communication services provided by Bezeq, which has a monopoly on domestic wired telecommunications in Israel and HOT, the local Israeli cable company. NetVision is also dependent on maintaining its operating license granted by the Israeli Ministry of Communications.

          NetVision’s headquarters are located in Haifa, Israel. As of May 31, 2007, NetVision had 1,154 employees, Barak had 208 employees and GlobCall had 177 employees.

Teledata

          Teledata provides innovative access products and solutions for both traditional and Next Generation Networks, or NGN, to telecom operators and service providers, which allow operators to provide a large variety of wireline services, including Voice, Data and Video (Triple Play) for business and residential customers. Teledata’s solutions provide a smooth migration path from existing legacy networks into NGN based on IP and soft switches. Teledata has the following line of products: BroadAccess™, which is a carrier-class Integrated Multiservice Access Platform (IMAP), and Access Gateway, used for voice conversion into NGN and providing integration into both ATM and IP networks.

          Teledata sells its products directly and through distributors in Europe, Asia, Africa and Latin America. Teledata’s revenues were $28.1 million in 2006, $55.9 million in 2005 and $38.9 million in 2004. Teledata’s revenues depend to a large extent on being awarded large projects with new customers, mainly in third world countries. The decrease in revenues in 2006 was mainly due to large orders received in prior years coming to an end, the delay in receipt of large new orders from new and existing customers as well as increased competition and reduction of prices in the market. There is no assurance that Teledata will be able to increase its revenues or maintain its revenues at the same level as in the past which may result in Teledata requiring additional funding to finance its operations.

          Teledata was established in 1981 and maintains its headquarters in Herzliya, Israel. Teledata also operates through subsidiaries in the Netherlands, Australia and Brazil. As of May 31, 2007, Teledata had 113 employees worldwide.

          Teledata has 14 patents and 26 pending patent applications, primarily in the United States.

Wavion

          Established in 2000, Wavion develops and delivers access points for outdoor metro applications. Wavion’s proprietary signal processing algorithms for digital beam forming utilize multipaths to provide significant performance gains in system capacity, operating range, data rate and interference mitigation. The modular technology can be customized to meet the requirements of most equipment vendors and integrates easily into wireless communication systems.

          In May 2006, Wavion launched its product and commenced product sales at the beginning of 2007.

          Wavion operates in the area of outdoor Wireless-Fidelity (Wi-Fi) in which the business model has not yet been fully defined and which also faces competition from competing technologies such as Microwave Access (Wi-Max). Also, Wavion will require additional funding in order to complete the development of its product and to successfully penetrate the market.Therefore, there is no assurance that Wavion will be able to successfully market its products and receive significant orders.

          Wavion is a Delaware corporation with R&D facilities in Yoqneam, Israel.

          Wavion has two pending patent applications, and as of May 31, 2007, Wavion had 64 employees.

Starling

          Founded at the end of 2003, Starling is a provider of innovative connectivity solutions for the broadband access market for mobile platforms, currently focusing on aircraft. Its antenna and SATCOM (satellite communications) systems are based on proven technology developed at Rafael and Elbit Systems. Starling provides a unique connectivity solution that makes possible the delivery of advanced high speed broadband Internet services and applications on all sizes of commercial aircraft as well as on business jets. The Starling MIJET product line incorporates a fuselage mounted, two-way Ku-band low profile antenna that enables easy and rapid installation.

          Starling’s flagship product, the MIJET Ku-band antenna system, enables airliners to connect their entire fleet, including narrow body models, so that air travelers can enjoy virtually any advanced application from fast Internet access, Virtual Private Network (VPN) Personal Digital Assistant (PDA), VoiP, mobile phone, e-mail and video conferencing to online gaming. Starling has conducted initial flight tests with the MIJET antenna system, but has not yet completed the flight tests which it expects to do in the coming months.

           Starling has received its first purchase order for two MIJET units from Panasonic Avionics Corporation.

          The MiniMIJET antenna system is specially designed for small aircraft, from small business jets to the larger VIP jets. It utilizes the same technology as the MIJET, while offering more compact dimensions.

          The approval of the applicable aviation regulatory authority in each country is required for the installation and use of Starling antenna and SATCOM (satellite communications) systems on aircraft. In the United States, the applicable authority is the Federal Aviation Administration, or FAA, and in Europe, the European Aviation Safety Agency, or EASA. Starling has done preliminary tests according the expected requirements of the FAA and expects no major risks and difficulties in completing the FAA approval process. This process will commence once Starling is engaged with a U.S. registered aircraft owner. In addition, the supplier of telecommunication services and/or content will be required to receive the approval of the Federal

Communications Commission (FCC) in the United States and the International Telecommunication Union (ITU).

          On June 12, 2007, Starling completed its initial public offering on TASE for the sale of shares and convertible securities for aggregate proceeds of approximately NIS 57 million (approximately $ 14 million) approximately half of which consisted of proceeds from convertible interest-bearing debentures held in escrow to be released to Starling, upon Starling achieving milestones relating to receiving significant orders over the 18 month period following the offering. We invested approximately $4 million as part of the offering. In addition, immediately prior to the offering, existing shareholders of Starling, including us and RDC, converted shareholder loans in the amount of approximately $6.5 million.

          Starling has three pending patent applications. The USPTO has registered a patent in the name of a third party in connection with an antenna for satellite communications similar to technology used by Starling in its MIJET antenna system. Starling believes, based on legal advice, that its invention enjoys priority over the invention which is the subject of the third-party patent.

          Starling has its headquarters in Yoqneam, Israel. As of May 31, 2007, Starling had 31 employees.

Enure

          Enure, established in 2003, develops software that automates the operation of broadband services in the home. Enure’s software is intended to ensure that the home network and applications work reliably; problems are automatically fixed; and installations, upgrades and policies management by service providers are all executed automatically.

          Enure’s main target market is broadband service providers, a rapidly growing arena with major technology investments. For service providers, such as telecommunication companies and Multi Service Organizations (MSOs), typically cable companies, Enure’s software drives operating expense reduction and establishes a solid basis for future advanced services, such as VoIP, IPTV and Triple and Quadruple Play.

          Enure’s software uses patent-pending core technology. Enure’s home-residing software is sold under the brand ServiceShield™, and its optional service-provider-residing server is sold under the brands ServiceShield Concentrator™ and TIC™.

          During 2006, Enure signed its first commercial agreement with Bezeq. However, as of December 31, 2006, Enure had not yet recorded revenues.

          Enure operates from Herzliya, Israel, and as of May 31, 2007, Enure had 41 employees. Enure has two pending patent applications.

Safend

          Safend, established in 2003, develops comprehensive endpoint security solutions that enable organizations to adopt new communication technologies without sacrificing security.

Safend products focus on securing enterprise desktops and laptops by providing visibility and control over wired and wireless communication ports.

          Safend’s end-point security solutions provide the enterprise with granular visibility and control over the myriad of devices users connect to their desktops and laptops.

          Safend has eight pending patent applications.

          In 2006, Safend recorded revenues in the amount of $1.5 million.

          Safend is headquartered in Tel Aviv, Israel with a subsidiary in Philadelphia, Pennsylvania. As of May 31, 2007, Safend had 50 employees worldwide.

RADLIVE

          Founded in 2006, RADLIVE is engaged in the development of high definition telephony technologies and applications. While the variety and use of telephony applications is constantly growing (VoIP, cellular), the voice quality of the vast majority of today's telephony calls is less than satisfactory. With the increasing availability of wider bandwidth for telephony applications, RADLIVE is developing infrastructure and applications for high definition telephony, providing high quality voice for telephony calls.

          Headquartered in Tel Aviv, Israel, as of May 31, 2007, RADLIVE had 14 employees.

          RADLIVE is currently in the development stage, and accordingly, has not commenced sales. RADLIVE expects to launch its first product and commence sales during 2008.

3.      Semiconductors

          Our activities in the field of semiconductors consist of our holdings in the following companies:

  ChipX, in which we hold approximately 29% of the outstanding shares;

  Jordan Valley, in which we hold approximately 28% of the outstanding shares;

  Sela – Semiconductor Engineering Laboratories Ltd., or SELA, in which we beneficially own approximately 66% of the outstanding shares representing all the shares owned by us and RDC, or approximately 39%, representing our direct holding and our share in the holding of RDC; and

  3DV, in which we beneficially own approximately 63% of the outstanding shares representing all shares owned by us and RDC, or approximately 44.5%, representing our direct holding and our share in the holding of RDC.

ChipX

          ChipX is a value-added fabless Application Specific Integrated Circuits, or ASICs supplier, which develops, markets and manufactures differentiated programmable ASICs

          ChipX’s technology provides a broad range of ASICs: Structured ASICs solutions, Embedded Array, Standard Cell, Hybrid ASIC and Gate Array. The company has completed over 2000 ASIC designs, including high-performance standard cell ASIC designs in 0.25u, 0.18u and 0.13u and up to 10M gates. ChipX Structured ASICs solutions offer high speed and low power, with short time to market and lower design costs as compared with traditional ASICs solutions. ChipX Embedded Arrays leverage ChipX’s Structured Array technology to offer an alternative to Standard Cell ASICs, with faster fabrication time, inexpensive derivatives and low design costs. ChipX consolidates wafer manufacture tooling, reduces time-to-market and minimizes the design cost and risks.

          On February 1, 2007, ChipX entered into an Asset Purchase and Business Collaboration Agreement with Oki Electric Industry Co. Ltd., and its subsidiary, Oki America, Inc., or Oki, pursuant to which Oki transferred to ChipX certain customer contracts, assets, rights, properties and employees, all used in connection with Oki’s United States ASIC product line business.

          ChipX’s Structured ASIC solution specifically addresses applications with medium to high production volumes. Along with standard cell ASIC vendors, ChipX primarily addresses the hard-wired ASIC market serving a wide variety of end markets, including consumer, industrial, military and aerospace markets, as well as the markets for computer peripherals and medical equipment.

          ChipX relies upon third-party manufacturers to manufacture its products. ChipX uses a wide range of parts and raw materials in the production of its semiconductors, including silicon wafers, and electronic and mechanical components.

          ChipX generally does not have guaranteed supply arrangements with its suppliers and does not maintain an extensive inventory of parts and materials for manufacturing.

          ChipX’s patented structured ASIC technology is protected by several core patents on its basic architecture, special logic cell and metal configurable memory. In addition, ChipX has internally developed routing software and metal programmable input/output cells to take advantage of its proprietary technology. ChipX has 19 U.S. patents and two applications pending.

          ChipX’s revenues were $14.8 million in 2006, $14.7 million in 2005 and $16.2 million in 2004. The acquisition of Oki’s United States ASIC product line business has the potential to substantially increase ChipX’s revenues in 2007.

          ChipX’s headquarters are located in Santa Clara, California, with R&D operations taking place in Haifa, Israel. As of May 31, 2007, ChipX had 93 employees.

Jordan Valley

          Jordan Valley offers inline metrology solutions with ultra thin film measurement capability and wide range of application coverage based on X-ray technology. The company’s JVX® platform exploits various X-ray-based schemes to provide a broad range of measurement capabilities, including thickness, density, roughness and composition of metals and dielectric films. The platform features small spot-size, non-destructive, enabling product wafer metrologies.

          Jordan Valley operates two business divisions: the primary semiconductor division and the non-strategic analytic division. Jordan Valley focuses on the semiconductor industry, selling directly in the United States and by way of distributors in Japan, Europe, Taiwan, Korea and China.

          Jordan Valley’s headquarters, manufacturing and R&D facilities are located in Migdal Haemek, Israel. Marketing offices are located in the United States. As of May 31, 2007, Jordan Valley had 90 employees.

          In the field of X-ray metrology, Jordan Valley holds more than 25 U.S. patents with 40 applications pending, as well as five patents with 24 applications pending in foreign jurisdictions.

          Jordan Valley’s revenues were $13.0 million in 2006, $10.4 million in 2005 and $8.2 million in 2004.

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

          SELA has six patents and two pending patent applications. A third party with whom SELA contracted in October 2002 under a cooperation and confidentiality agreement has alleged that a system currently being developed by SELA was developed by SELA in violation of the rights of the third party under such agreement and that accordingly the third party is entitled to joint rights in the patent application filed by SELA with regard to an invention related to the system. The third party is requesting that the matter be referred to arbitration pursuant to an arbitration agreement between the parties. SELA believes, based on legal advice, that the claim has no grounds.

          SELA’s revenues were $4.2 million in 2006, $4.2 million in 2005 and $5.1 million in 2004.

          SELA’s headquarters are located in Yoqneam, Israel, and it maintains a marketing office in Sunnyvale, California. As of May 31, 2007, SELA had 33 employees.

3DV

          3DV designs and develops three dimensional image sensors chip sets that generate both color and depth information for each object captured by a camera, in real time.3DV’s patented technology is capable of sensing motion and recognizing shape within a three-dimensional space, adding another dimension to current “flat” capturing devices.

          3DV’s business is currently focused on applications in the video gaming field.

          3DV has 17 patents and four pending patent applications

          3DV has not yet generated significant revenues. 3DV is headquartered in Yoqneam, Israel, and as of May 31, 2007, 3DV had 19 employees.

4.      Clean Technology

          Our activities in the field of clean technology comprise advanced water disinfection technology and amorphous metals-based technologies through our holdings in the following companies:

  Atlantium, in which we hold approximately 31% of the outstanding shares;

  AqWise, in which we hold approximately 34% of the outstanding shares;

  BPT, in which we hold approximately 19% of the outstanding shares; and

  AMT, in which we hold approximately 35% of the outstanding shares.

Atlantium

          Atlantium’s Hydro-Optic Disinfection (“ HOD”) technology introduces an innovative approach to water disinfection, combining elements of physics, hydraulics and optics to create a revolutionary UV-based disinfection HOD technology that can disinfect water in industrial and municipal applications, thereby inactivating very high levels of water borne pathogens, such as Cryptosporidium and Giardia, where conventional water treatment methods simply do not work.

          Atlantium’s HOD technology achieves sustained microbe inactivation, which has been proven in industrial installations and certified laboratories. It is simple to operate and maintain and is highly reliable with integrated, accurate, real-time monitoring and control, and local and remote monitoring and operation. The system is also environmentally friendly with no chemicals, no disinfection by-products (DBPs) and no need for chemical removal and high safety for operators. In addition, the technology is cost-effective and lowers the total cost of ownership, energy consumption and maintenance.

          Atlantium holds 19 patents and 37 applications pending in many parts of the world, as well as exclusive licensed patents from third parties.

          Atlantium’s revenues were $0.8 million in 2006 with insignificant revenues in 2005.

          Atlantium’s headquarters, manufacturing, R&D and marketing facilities are located in Beit Shemesh, Israel. Marketing offices are also located in the United States, China and Australia. As of May 31, 2007, Atlantium had 50 employees.

AqWise – Wise Water Technologies Ltd.

          Founded in September 2000, AqWise focuses on the development and implementation of innovative biological wastewater treatment technologies. The AGAR® process developed by AqWise is a fixed biofilm process, which can be implemented for expansion of existing wastewater treatment plants for increased treatment capacity and extensive nitrogen removal, while using the existing biological reactor.The AGAR® process allows gradual, multi-step, plant expansion, by gradual addition of biomass carriers.

          The AGAR® process provides solutions for municipal, industrial and agricultural wastewater treatment requirements. AqWise offers a variety of project implementation routes, from basic process design, to design-build turnkey deliveries, and all the way through to completely financed, designed, constructed and operated projects.

          AqWise’s offices are located in Herzliya, Israel. As of May 31, 2007, AqWise had 14 employees.

          AqWise has two registered U.S. patents, two U.S. patent applications, two provisional patent applications and several international applications under PCT, in India, Japan, Canada, Europe, Australia and Israel. AqWise® and AGAR® are U.S. registered trademarks of AqWise.

          In April 2003, AqWise granted USFILTER (today known as SIEMENS Water Technologies) an exclusive license to implement the AGAR technology in the United States and Canada.

          AqWise revenues were $1.4 million in 2006, $0.7 million in 2005 and $0.1 million in 2004.

BPT

          Established in 2000, BPT specializes in the development of nanofiltration, or NF membranes and innovative membrane-based solutions for the treatment of water and wastewater in industrial and municipal applications.

          Since its establishment, the company has developed a number of families of NF membranes. BPT has also developed a unique process for treating aggressive industrial wastewater streams. The process is based on highly selective membranes exhibiting the highest levels of chemical stability. Developed by BPT, these membranes separate wastewater into three basic components: pure water, clean concentrated brine and concentrated organic materials. The water separated after the process is sufficiently clean to use for industrial production processes, cooling towers or irrigation. The system achieves significant savings in energy and water, prevents the emission of air pollutants and withstands the most extreme conditions.

          BPT’s systems have been tested successfully in recent years by international industrial companies from various sectors, including the pharmaceuticals, chemicals and food industries.

          BPT has achieved initial sales, but has not yet generated significant revenues. BPT has three issued patents and two patents pending.

          BPT is located in Rishon Letzion, Israel, and as of May 31, 2007, had 19 employees.

AMT

          AMT operates through its group companies in developing, marketing and licensing technologies for amorphous and nano-crystalline advanced materials, as a solution for a wide range of commercial applications. AMT's thin ribbons, microwires and nano powder amorphous materials exhibit magnetic, electrical, mechanical and chemical properties that enable the enhancement of existing products and applications, as well as the introduction of new products and solutions for various industrial and high-tech applications and markets. AMT operates in the following fields: heating, coding (authentication and anti-shop lifting) and sensing through micro wire technology and production of electronic elements. AMT’s current main focus is in the development and production of heating applications based on thin ribbon, amorphous materials. AMT has developed a variety of heating products for domestic, outdoor, agricultural and pipe heating markets. Its electrical heating element enables the heating of very large surface areas at lower temperatures and higher efficiency and therefore at a lower cost, and it presents competitive advantages over other electrical and non-electrical heating alternatives. AMT currently focuses on two principal markets in the heating field: indoor heating and outdoor heating. In the indoor heating market, AMT’s main product is the under floor heating mat. AMT has agreements with distributors in various countries, mainly in North America and Europe.

          AMT’s revenues were $4.1 million in 2006, $2.9 million in 2005 and $2.6 million in 2004.

          The continued operations of AMT is largely dependent upon its ability to generate sufficient revenues. There is no assurance that AMT will be able to successfully market its products in the worldwide market.

          AMT has 39 issued patents and 24 patents pending.

          AMT is headquartered in Kfar Netter, Israel. As of June 21, 2007, AMT had 119 employees, 71 of which are engaged in the field of heating.

Other Holdings

          Elbit Vision Systems Ltd., or EVS [OTCBB: EVSNF.OB], in which we beneficially hold approximately 7.4% of the outstanding shares (not including 1,512,939 warrants to purchase ordinary shares of EVS), designs, develops, manufactures, markets and supports automatic visual inspection and quality monitoring systems for a broad range of industries. EVS’s automatic inline inspection and quality monitoring systems are designed to increase the accuracy, consistency and speed of detection of defects in the manufacturing process in order to reduce labor costs, improve product quality and increase manufacturing efficiency. EVS’s Industrial Division provides automatic optical inspection (AOI) and non-destructive ultrasound inspection systems for “heavy” manufacturing industries (automotive, aeronautics, steel and others) and industrial materials (textiles, non-wovens, plastic, paper and others).

          EVS maintains a global sales force and service coverage with over 850 inspection systems installed in 26 countries and has more than 400 customers.

          EVS’s revenues were $17 million in 2006, $20.8 million in 2005 and $11 million in 2004.

          EVS is headquartered in Kadima, Israel, with offices in the United States, and as of May 31, 2007, had 103 employees.

C.      Organizational Structure

          As of May 31, 2007, DIC, an Israeli company, held approximately 49% of our total outstanding shares. For additional information about DIC, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.” For our holdings in our group companies, see the information in "Business Overview" above.

D.      Property, Plants and Equipment

          Our corporate headquarters and executive offices are located in Tel Aviv, Israel. These offices, which measure approximately 980 square meters, are leased at an annual rent of approximately $0.3 million.

          We believe that our facilities are adequate for our operations as currently conducted. In the event that additional facilities are required, we believe that we could obtain them at commercially reasonable prices.

Item 4A.      Unresolved Staff Comments

          Not applicable.

Item 5.      Operating and Financial Review and Prospects

Overview

          We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israeli-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Elron's group companies currently comprise of a group of publicly-traded and privately held companies primarily in the fields of medical devices, information and communications technology, clean technology and semiconductors.

          Our activities range from operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies’ performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which our group companies need support and leadership, including, but not limited to, strategic planning, R&D guidance, identification of joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon the following: the technological quality, prices and nature of their products relative to their competitors; the condition of the capital markets; their ability to raise financing; and their ability to introduce new products to the markets at the right time, while simultaneously offering cost effective solutions suitable to their customers' needs.

          We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development, including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value, to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in volatility in our results of operations, depending on the transactions that occur within a particular period.

          Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies that are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies. Because most of our group companies are technology companies that have not yet generated significant revenues and that invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are accounted by us under the consolidation or equity method of accounting.

          Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings, as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions, as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

Trend Information

          Technology industries are affected by economic trends and the condition of the capital markets. Since the second half of 2003, there has been a recovery in the technology sectors and capital markets from the downturn that commenced in 2001. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded significant gains from realizing certain of our holdings, mainly in 2004 as a result of the sale of our holdings in Elbit Systems(Nasdaq: ESLT), and from the sale of our shares in Partner (Nasdaq:PTNR) in 2005 and 2006. Total proceeds from exit transactions in the last three years amounted to approximately $375 million. We used the proceeds to distribute a dividend, in 2005, of $88.5 million to our shareholders and to continue investing in existing and new group companies. Since 2004 and up to December 31, 2006, we and our subsidiary, RDC, have invested approximately $177 million, of which approximately $79 million was in 11 new companies, and the balance of approximately $98 million was in existing group companies (mainly in Given Imaging). Should the improvement in the technology sectors and capital markets continue, we anticipate that it will have a positive effect on our group companies and their ability to raise additional capital. However, there is no assurance that a downturn will not recur or that the technology sector will continue to grow.

Critical Accounting Policies

          We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). Our significant accounting policies are more fully described in Note 2 to our Consolidated Financial Statements. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

  principles of accounting for holdings in group companies;

  business combinations and purchase price allocation;

  impairment of goodwill and other intangible assets;

  other-than-temporary decline in value of investments in group companies;

  accounting for income taxes.

Principles of Accounting for Holdings in Group Companies

          The various holdings that we have in our group companies are accounted for under several methods, based among other things, on our level of ownership and the type and form of our holdings in our group companies, as described below. Electing and applying the appropriate accounting method in certain circumstances is based on analysis which includes certain judgments and estimates.

Consolidation. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we own, directly or through our subsidiaries, more than 50% of the outstanding voting securities of a company. However, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our rights to appoint members of the boards of directors, our representation on the board of directors and any minority participating rights and other factors that require management to make judgments and that involve the use of significant estimates and assumptions.

          Under the consolidation method, a controlled company’s assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of any consolidated company. However, when a complex ownership structure exists, such as when the minority investment is in the form of a preferred security or other senior security that entitles the holders to a preference in liquidation and dividends, losses cannot be allocated to the minority shareholders that would reduce the carrying amount of the minority investment to the lower of the amount invested or the liquidation value of the security.

          Notwithstanding the above, in January 2003, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 46., “Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51” ("FIN 46"), relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In December 2003, the FASB revised FASB Interpretation No. 46. The revised FASB Interpretation No.46, or FIN 46R, “Consolidation of Variable Interest Entities —an interpretation of ARB No. 51,” defines the provisions under which a variable interest entity ("VIE") should be consolidated. In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46R provides several exceptions to its scope. For example, an entity that is deemed to be a business need not be evaluated in order to determine if it is a VIE unless one of the conditions specified in FIN 46R exists. FIN 46R requires a VIE to be consolidated by the party (i.e., the variable interest holder) with an ownership, contractual or other pecuniary interest in the VIE that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is referred to as the primary beneficiary.

          As an operational holding company, we have made investments in and granted loans to companies that are engaged in various fields of high technology. Some of these companies are in their early stages of development and will require substantial external investments until they can finance the activities, in which they are currently engaged, without needing additional support from other parties and may be considered VIEs. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors.

          Our assessment of whether a group company is within the scope of FIN 46R, whether a group company is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions regarding the fair value of certain entities and their variable interests. The estimates and assumptions include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimation of whether a group company can finance its current activities, until it reaches profitability, without additional subordinated support.

          As of December 31, 2006, Wavion, in which we hold approximately 38% and Enure, in which we hold approximately 41% were considered to be a VIE, but Elron is not their primary beneficiary. As of December 31, 2006, our maximum exposure to loss as a result of our involvement in Wavion and Enure did not exceed the carrying value of our investment in these companies, which is approximately $0 and $2.2 million, respectively.

Equity Method. Group companies that we do not control, but over whom we exercise significant influence regarding their operating and financial policies and in which we hold common stock or in-substance common stock as defined in Emerging Issues Task Force (”EITF”) Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14") (which is further described below), are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company’s voting securities; however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several additional factors, including, among others, our rights to appoint members of the boards of directors, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors that may require management to make certain judgmental decisions regarding significant influence.

          EITF 02-14, which became effective at the beginning of the fourth quarter of 2004, defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. In certain holdings we invested, among other things, in preferred shares that include rights, such as cumulative and participating dividends, dividend preferences and liquidation preferences. Based on EITF 02-14, new companies in which we invested in the fourth quarter of 2004 and during 2005 and 2006, namely Jordan Valley, Impliant, Teledata, NuLens, BrainsGate, Safend, NeuroSonix, Atlantium and Enure are being accounted for at cost notwithstanding our significant influence in such companies, as the investment in these companies is not considered to be in-substancecommon stock. Any assessment of whether we hold in-substance common stock in a group company is judgmental in nature and involves the use of significant estimates and assumptions such as assessing the fair value of the subordinated equity of the group company.

          We also account for our interests in partnerships under the equity method of accounting, based on our holding percentage.

          Under the equity method of accounting (either for investments in common stock or in-substance common stock), a group company’s assets and liabilities are not included within our consolidated balance sheets and their results of operations are not reflected within our consolidated statements of operations. However, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our ownership level of the outstanding share capital of the group company. In circumstances where the equity method is being applied, our ownership in an investee is in the form of a preferred security or other senior security and the investment in common stock is zero, we recognize equity method losses based on our ownership level in the particular investee security or loan held by us to which the equity method losses are being applied.

Other Methods. Our holdings in companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under two different methods:

  Non-marketable securities are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations; and

  Marketable securities that are classified as available-for-sale are presented at fair market value and the effect of any unrealized change in market value is reflected, net of tax, in other comprehensive income (loss). When realized, gain or loss is included in our results of operations.

For further discussion, see "–Other-Than-Temporary Decline in Value of Investments in Group Companies" below.

Business Combinations and Purchase Price Allocation

          Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to proportional interest in the acquired company’s assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill. A determination as to whether or not an acquisition of assets or a portion of a company's equity is considered a "business" is, in certain circumstances, based on judgments and estimates.

          The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is being allocated to identifiable net assets, intangible assets other than goodwill, in-process research and development ("IPR&D") activities, and to goodwill. The amount allocated to IPR&D is being charged immediately to our results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to finite-lived intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life. In 2006, 2005 and 2004, IPR&D charges amounted to $0.9 million, $1.1 million and $2.3 million, respectively. These amounts are part of our share in the net income or loss of affiliated companies. IPR&D in 2006 and in 2004 resulted mainly from the purchase of Given Imaging shares for approximately $10 million and $43.9 million, respectively.

          Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method we use is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which requiring judgment that can impact our results of operations is estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries that are rapidly evolving and extremely competitive, the value of the intangible assets, their respective useful lives and the investments in companies is exposed to future adverse changes that can result in a charge to our results of operations (See “-Other-Than-Temporary Decline in Value of Investments in Group Companies” below.)

Impairment of Goodwill and Other Intangible Assets

          We conduct a goodwill impairment review at least annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important that could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. We test for impairment at a level referred to as a reporting unit. Determining fair value involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we may use a number of valuation methods including quoted market prices, discounted cash flows and revenue multipliers. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results. In 2006, no impairment of goodwill was recorded. In 2005 and 2004, a goodwill impairment charge in the amount of $1.3 million and $2.0 million, respectively, was recorded with respect to the operation of the ET Group in light of its results of operation (following the sale of this business, these charges are presented as part of the loss from discontinued operations in the statements of operations). At December 31, 2006, consolidated goodwill amounted to approximately $2.7 million.

          Other intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we use significant estimates and assumptions such as projected future cash flows that are subject to high degree of judgment. In 2006 and 2005, no impairment of other intangible assets was recorded. In 2004 we recorded impairment charges of other intangible assets of $2.9 million with respect to the ET Group in light of its results of operation. Following the sale of this business, this charge is presented as part of the loss from discontinued operations in the statements of operations. In addition, in 2004, we recorded impairment charges of other intangible assets of $4.2 million with respect to MediaGate due to our revised estimate about future proceeds from the sale of its technology. Intangible assets with an indefinite useful life are tested for impairment at least annually by comparing the fair value of the intangible asset to its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries that are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. At December 31, 2006, consolidated intangible assets, other than goodwill, amounted to approximately $2.8 million.

Other-Than-Temporary Decline in Value of Investments in Group Companies

          At the end of each reporting period, we evaluate whether an other-than-temporary decline in the value of an investment in a group company that is not consolidated has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value relative to its carrying value, the investment is written down to its fair value by a charge to our results of operations.

          An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans and financial statements) and the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Factors indicative of an other-than-temporary decline include, among others, recurring operating losses, credit defaults, specific conditions affecting the investment, such as in the industry or in geographic area, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive, and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries that are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future. In 2006, 2005 and 2004, we recorded write-downs in the amounts of $6.1 million, $6.0 million and $1.5 million, respectively, with respect to certain group companies mainly with respect to Oncura (in 2005 and 2006).

Accounting for Income Taxes

          At the end of each reported period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our net deferred tax assets will be realized through future taxable income and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumptions mainly with respect to our ability to realize investments in our group companies. Our ability to realize investments is mainly dependent upon factors such as the condition of the securities markets and other general economic conditions. As the securities markets for our group companies are highly volatile, changes in our assumptions and estimates may require us to increase (or decrease) the valuation allowance and therefore we may be required to include an expense (or income) within the tax provision in our statement of operations.

          As of December 31, 2006, deferred tax assets with respect to the corporate carryforward losses that are more likely than not to be realized in the foreseeable future amounted to approximately $9.2 million ($6.5 million as of December 31, 2005). In 2006, we reduced our previous valuation allowance by $6.7 million, which included $3.0 million as a result of a continued increase in the market price of certain of our marketable securities against which we assumed our carryforward losses can be realized in the future years, and $3.7 million as a result of Elbit's receipt of final tax assessment. In 2005, we reduced our previous valuation allowance by $19.6 million, which included $13.3 million as a result of Elbit's receipt of a final tax assessment (of which $3.9 million was recorded as a reduction of goodwill since the deferred tax assets related to carryforward losses of Elbit incurred in periods prior to our acquisition of Elbit) and $5.0 million as a result of the sale of our holdings in the ET Group in 2005. In 2004, we reduced our previous valuation allowance by $28.7 million in respect of losses incurred in prior periods, mainly due to the sale of our shares in Elbit Systems and due to final tax assessments for previous years.

          Deferred tax liabilities as of December 31, 2006 amounted to $1.4 million mainly with respect to a real estate held by us and our investment in Given Imaging which is accounted for under the equity method. In 2005, deferred tax liabilities amounted to $9.5 million, mainly with respect to our investment in Partner which was accounted for as available-for-sale securities (and was sold in 2006) and with respect to our investment in Given Imaging.

          As of December 31, 2006, Elron had carryforward losses of approximately $76 million.

          In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the FASB Statement No. 109, "Accounting for Income Taxes" (“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The adoption of FIN 48 as of January 1, 2007 did not have any effect on the Company's retained earnings and financial position.

A.      Operating Results

Reportable Segments

          Subsequent to the sale of our subsidiary, Elron SW Inc., formerly Elron Software Inc. (“ESW”), on September 2, 2003 and the sale of the ET Group in December 2005, we began operating in one segment.

Basis of Presentation

Consolidation. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:

2006	2005	2004
RDC	ET Group [4]	ET Group
Galil Medical[1]	RDC	RDC
SELA	Galil Medical	Galil Medical
Medingo	SELA	SELA[6]
3DV2	Medingo[5]	MediaGate
Starling	3DV	3DV2
Enure[3]	Starling	Starling
	Enure[3]	ESW

1 Galil Medical has been consolidated through December 2006.

2 3DV has been consolidated from the first quarter of 2004 through December 2006.

3 Enure has been consolidated since its acquisition, in the beginning of the fourth quarter of 2005 and ceased to be consolidated from August 2006.

4 Sold on December 29, 2005.

5 Medingo was established by RDC in the fourth quarter of 2005.

6 Consolidated since the end of the second quarter of 2004.

7 Liquidated as of December 31, 2004 following the sale of all of its assets and business in 2003.

Equity Method. Our main group companies held by us or through Elbit, DEP, Galil Medical (through December 2006) and/or RDC accounted for under the equity method of accounting include:

2006	2005	2004
Given Imaging	Given Imaging	Elbit Systems[6]
Oncura [1]	Oren Semiconductor[5]	Given Imaging
Galil Medical[2]	NetVision	Oren Semiconductor
NetVision	ChipX	NetVision
3DV3	Wavion	ChipX
ChipX	Notal Vision	Wavion
Wavion	AMT	Notal Vision
AMT	Oncura	AMT
Notal Vision	Pulsicom	Oncura
Pulsicom	CellAct	Pulsicom
CellAct[4]		CellAct
SELA[7]

(1) Through December 2006

(2)(3) Commencing in December 2006.

4 Sold in February 2007 for $0.8 million, resulting in a gain of $0.5 million which was recorded in the first quarter of 2007.

5 Sold on June 10, 2005.

6 Sold on July 28, 2004

7 Through the end of the second quarter of 2004.

Other investments. The main group companies held by us that are accounted for under the cost method or as available-for- sale include:

Cost:

2006	2005	2004
Jordan Valley	Jordan Valley	Jordan Valley
Impliant	Impliant	Impliant
Teledata	Teledata	Avantry
BrainsGate	BrainsGate
NuLens	NuLens
Safend
NeuroSonix
Atlantium
Enure[1]

1 From August 2006.

Available for Sale. As of December 31, 2006, EVS and M-Wise were classified available for sale. Partner and EVS were classified as available for sale as of December 31, 2005.

Results of Operations

The following tables set forth our results of operations in the reported period:

	Year ended December 31,
	2006	2005	2004
	(millions of $, except per share data)
Net income	3.0	47.3	84.1
Basic net income per share	0.10	1.61	2.87
Diluted net income per	0.07	1.60	2.80
share

The net income we reported in 2006 was mainly due to the following:

(i)

a gain of approximately $21.2 million, net of tax, resulting from the sale of Partner's shares in consideration of $39.9 million. The tax expense relating to the aforementioned gain was decreased by approximately $3.7 million, resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods, following Elbit’s receipt of a final tax assessment;

(ii)

a tax benefit of approximately $3.0 million resulting from the decrease in our previous valuation allowance in respect of losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities; The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $22.7 million in 2006 which included a $4.8 million amortization of intangible assets related to the purchase of Given Imaging shares in 2004 and 2006 (including a $1.0 million write-off of IPR&D). In addition, equity losses were offset by a gain in the amount of $2.5 million resulting from the completion of the financing round in 3DV.

The net income we reported in 2005 included the following gains from changes in holding and dispositions of group companies:

(i)
a gain, net of tax, of approximately $45.4 million resulting from the sale of Partner's shares in consideration of $94.0 million. The tax expense relating to the aforementioned gain was decreased by approximately $9.4 million resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods, following our receipt of a final tax assessment;

(ii)	a gain of approximately $17.2 million, net of tax, resulting from the sale of Oren's shares in consideration of $20.3 million in cash and Zoran shares;

(iii)	a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering; and

(iv)	a tax benefit of $5 million, resulting from a decrease in our previous valuation allowance in respect of losses incurred on our investment in the ET Group.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $23.0 million in 2005.

The net income we reported in 2004 included the following gains from changes in holding and dispositions of group companies:

(i)

a gain of approximately $91.5 million, net of tax, resulting from the sale of our holdings in Elbit Systems. The tax expense relating to the aforementioned gain was decreased by approximately $21.6 million resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods following our receipt of a final tax assessment;

(ii)

a gain, net of tax and minority interest, of approximately $6.7 million resulting from the sale of Given Imaging shares by RDC and the decrease in our direct and indirect interest in Given Imaging following the completion of Given Imaging's secondary public offering;

(iii)	a gain of approximately $5.3 million resulting from the sale of our shares in KIT eLearning; and

(iv)

a gain, net after tax, of approximately $3.6 million resulting from the sale of Zix Corporation, or Zix, shares (which were received as consideration for the sale of the ESW business in 2003) for aggregate consideration of $8.1 million.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $23.3 million in 2004.

The following table summarizes our operating results:

	Year ended December 31,
	2006	2005	2004
	(millions of $)
Net revenues	12.9	12.6	11.3
Net loss from equity investments	(17.7)	(17.5)	(10.5)
Gains from disposal of business and
affiliated companies and changes in	2.5
holdings in affiliated companies		23.3	132.4
Other income, net	29.3	58.6	4.7
Finance income, net	4.1	5.5	1.4
Total income	31.0	82.5	139.3

Cost of revenues	6.6	7.9	6.8
Operating expenses[1]	29.5	17.8	16.5
Amortization of other assets	-	0.4	0.1
Impairment of long-lived assets	-	-	4.2
Total costs and expenses	36.1	26.1	27.6
Gain (loss) from continuing operations
before income taxes	(5.1)	56.5	111.7
Taxes on income	(1.1)	(10.5)	(15.1)
Minority interest	9.2	5.2	(4.1)
Net income from continuing operations	3.0	51.2	92.5
Discontinued operations of the ET Group[2]	-	(3.9)	(7.9)
Discontinued operations of ESW and others	-	-	(0.5)
Net income (loss)	3.0	47.3	84.1

1 Excludes amortization of other assets and impairment of intangible assets which are presented separately.

2 As described under ITEM 4, "Information on the Company," in December 2005, we sold all our holdings in the ET Group, which was focused on telecom network management products and services, and accordingly the prior period results of operations and the gain on the sale have been classified as discontinued operations.

The following table sets forth the composition of the discontinued operating results of the ET Group for the reported periods:

	Year ended December 31,
	2005	2004
	(millions of $)
Loss from operations	(4.1)	(7.9)
Gain on disposal	0.2	-
Loss from discontinued operations	(3.9)	(7.9)

The loss from operations in 2004 was primarily due to an impairment of long –lived assets and goodwill in the aggregate amount of $4.9 million. In 2005, a goodwill impairment in the amount of $1.3 million was recorded.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

Income

Net revenues. Net revenues consisted of sales of products and services by our subsidiaries, mainly Galil Medical and SELA. The following table sets forth these revenues:

	Year ended December 31,
	2006	2005
	(millions of $)
Galil Medical	8.5	8.3
SELA	4.2	4.2
Other	0.2	0.1
	12.9	12.6

In 2006, Galil Medical recorded revenues of $8.5 million, compared to $8.3 million in 2005. Through December 2006 Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, which it sold in December 2006. At the same time Galil Medical purchased from Oncura the urology related cryotherapy business (See Item 4, "Information on the Company.")

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method. (See– “Critical Accounting Policies” above.) Our share in net losses of affiliated companies amounted to $17.7 million in 2006, compared to $17.5 million in 2005. Our share in net losses of affiliated companies in 2006 included a $4.8 million amortization of intangible assets related mainly to the purchase of Given Imaging shares in 2004 and 2006 (including a $1.0 million write-off of IPR&D) in 2005, amortization of intangible assets relating to our investment in Given Imaging amounted to $3.6 million and a $6.1 million impairment charge relating to Galil Medical's investment in Oncura ($2.5 million after minority interest) (in 2005, $5.1 relating to Galil Medical's investment in Oncura and $2.1 million after minority interest).

Highlights of the Results of Operations of Our Major Affiliates:

Given Imaging (Nasdaq: GIVN) (a 21% holding directly and indirectly through RDC as of December 31, 2006). Given Imaging recorded revenues of $95.0 million in 2006, an increase of approximately 9.5% over the revenues recorded in 2005 of $86.8 million. Given Imaging's net loss in 2006 was $1.5 million, compared to net income of $6.3 million in 2005. Given Imaging's results in 2006 included the impact of $5.2 million in compensation expenses due to the impact of FASB Statement No. 123, “Share-Based Payment (revised 2004)” (“FAS 123R”), which was adopted by Given Imaging as of the beginning of 2006.

NetVision (a 36% holding as of December 31, 2006 (approximately 18% following the merger with Barak and GlobCall in January 2007 see under ITEM 4, "Information on the Company") (TASE: NTSN).NetVision’s revenues increased in 2006 by 18.6% to $96.0 million from $80.9 million in 2005 and its broadband customer base at December 31, 2006 reached approximately 310,000 compared to 272,000 in 2005. NetVision's operating income in 2006 increased by 43% to $14.8 million, compared to $10.3 million in 2005 and its net income amounted to $12.7 million compared to $5.9 million in 2005. NetVision's operating currency is the NIS and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into U.S. Dollars at the representative rate of exchange prevailing at December 31, 2006 according to which $1.00 equaled NIS 4.225.

Wavion (a 38% holding). Wavion's net loss amounted to $7.8 million in 2006 compared to $6.3 million in 2005. The increase in Wavion's loss resulted mainly from an increase in Wavion's marketing expenses relating to the launch of its product.

ChipX (a 29% holding). ChipX's revenues in 2006 amounted to $14.8 million, compared to $14.7 million in 2005, and its net loss amounted to $6.4 million, compared to $6.3 million in 2005. In May 2006, ChipX completed a private placement of $6.0 million from existing shareholders, the proceeds of which will be used to finance its sales and marketing activities. We invested approximately $2.3 million in this round resulting in the increase in our interest in ChipX to 26%, on a fully diluted basis.

AMT (a 34% holding). AMT's consolidated revenues in 2006 amounted to $4.1 million, compared to $2.9 million in 2005 and its consolidated net loss amounted to $8.1 million, compared to $4.6 million in 2005.

We expect that most of our group companies as well as new companies in which we will invest will continue to recognize losses in future periods, as they invest significant resources in R&Dt and sales and marketing activities and have not yet generated significant revenues. Our results of operations will therefore be affected by the extent of our share in their net losses (to the extent they are reported under the equity or consolidation method of accounting).

Results of operations of significant group companies that are accounted for other than under the equity method of accounting and that have results that do not affect our results of operations.

Teledata (a 21% holding). Teledata's revenues in 2006 amounted to $28.1 million compared to $55.9 million in 2005 and its net loss amounted to $14.8 million in 2006 compared to a net income of $1.8 million in 2005. The decrease in revenues in 2006 was mainly due to large orders received in prior years coming to an end, the delay in receipt of large new orders from new and existing customers as well as increased competition and reduction of prices in the market.

Jordan Valley (a 27% holding). Jordan Valley's revenues in 2006 increased to $13.0 million from $10.4 million in 2005. Jordan Valley's net loss in 2006 was $0.5 million, compared to $0.1 million in 2005.

During 2006, NuLens (a 29% holding), BrainsGate (a 22% holding) and NeuroSonix (a 16% holding), achieved major development milestones as they started in 2006 clinical trials in humans and Impliant (a 22% holding), started clinical trials for FDA approval.

Gains from Disposal of Business and Affiliated Companies and Changes in Holdings in Affiliated Companies. Gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies in 2006 amounted to $2.5 million, compared to $23.3 million in 2005. The gain in 2006 resulted primarily from the following: (i) $1.0 million gain from the issuance of convertible notes in AMT to certain minority shareholders of AMT's affiliates and subsidiaries in consideration for their holdings in those companies; (ii) $1.8 million gain from the decrease in our holding in NetVision as a result of option exercises and debenture conversions; and (iii) a loss of $1.0 million from the decrease in our holding in Given Imaging as a result of option exercises.

The gain in 2005 resulted primarily from the following: (i) a gain of approximately $19.7 million (which after income taxes amounted to $17.2 million) resulting from the sale of Oren's shares for $20.3 million; (ii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering; and (iii) a gain of $1.2 million (which after minority interest and income taxes amounted to $0.5 million) resulting from the exercise of a call option granted to a former senior executive of RDC to purchase 70,200 shares of Given Imaging for an aggregate exercise price of approximately $12 thousand.

Other Income, net. Other income, net, amounted to $29.3 million in 2006 compared to $58.6 million in 2005. The gain in 2006 was primarily due to the following: (i) a $25.0 million gain (which after income taxes amounted to $21.2 million) from the sale of all of our remaining shares of Partner (3,914,715 shares) for approximately $39.9 million; (ii) a gain from dividend received from Partner in the amount of $1.8 million; and (iii) a $2.7 million gain resulting from the settlement of Mediagate's bank loan.

In 2005 the gain was primarily due to the following: (i) a $56.4 million gain (which after income taxes amounted to $45.4 million) from the sale of 12,765,190 shares of Partner for approximately $94.0 million; (ii) a gain of $1.1 million ($0.7 million net of tax) from the sale of Zoran's shares received as part of the consideration for Oren's shares; and (iii) a gain from dividend received from Partner in the amount of $0.4 million.

Finance income, net. Finance income, net, amounted in 2006 to $4.1 million, compared to $5.5 million in 2005. The decrease in finance income is mainly due to the effect of lower cash and debenture balances, which was partially offset by an increase in interest rates, during 2006 as compared to 2005.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical (through December 2006) and SELA. Cost of revenues in 2006 amounted to $6.6 million, compared to $7.9 million in 2005.

Operating expenses. Operating expenses were comprised of R&D expenses, sales and marketing and general and administrative expenses of our and RDC’s corporate operations and of our subsidiaries, mainly Galil Medical, SELA, Starling and 3DV. The following table sets forth operating expenses (excluding amortization of intangible assets which is presented separately and amounted to $0.4 million in 2006 and $0.4 million in 2005, which also constitute part of operating expenses under U.S.GAAP but for presentation purposes are included here as a separate item):

	Year ended December 31,
	2006	2005
	(millions of $)
Corporate	6.5	6.9
Galil Medical[1]	4.4	2.8
SELA	3.5	3.1
Starling	5.8	2.4
3DV1	2.6	1.9
Medingo[2]	3.0	0.5
Enure[3]	1.9	0.3
RDC	1.8	-
Total	29.5	17.8

1 Galil Medical's and 3DV's results have been consolidated through December 2006.

2 Medingo was established in the fourth quarter of 2005.

3 Enure's results have been consolidated through August 2006.

Corporate operating expenses in 2006 amounted to $6.5 million compared to $6.9 million in 2005. The decrease resulted mainly from a decrease in salaries and related expenses.

Operating expenses of Galil Medical in 2006 amounted to $5.6 million, as compared to $2.8 million in 2005 and its operating results amounted to operating loss of $2 million in 2006 compared to $0.5 million in 2005. Following the purchase of the cryotherapy business from

Oncura, Galil Medical became focused in the marketing and sale of therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment. In addition, Galil Medical is currently focused on the development of the cryotherapy technology for application in the women’s health field. In November 2005, Galil Medical's cryotherapy products received FDA clearance for the treatment of breast fibroadenoma (non cancerous breast lumps).

SELA's operating expenses amounted to $3.5 million in 2006, compared to $3.1 million in 2005 and its operating loss amounted to $1.0 million in 2006 compared to an operating income of $0.7 million in 2005.

Starling's operating expenses and operating loss amounted to $5.8 million in 2006 compared to $2.4 million in 2005. The increased loss resulted mainly from the increase in development expenses.

Medingo, which was established in the fourth quarter of 2005, recorded operating expenses in the amount of $3.0 million which include mainly R&D expenses incurred in the development of its miniature disposable insulin pump for insulin-dependent diabetic patients.

RDC's operating expenses (excluding employee stock option related expenses which also constitute part of operating expenses under GAAP) in 2006 amounted to $1.5 million, compared to $1.3 million in 2005. Option related expenses amounted in 2006 to $0.3 million, compared to income of $1.3 million in 2005, which resulted primarily from the decrease in the fair value of call options to purchase shares of affiliated companies.

Income Taxes. Income taxes, net, in 2006 were $1.1 million resulting mainly from the income taxes on the gain from the sale of our remaining shares of Partner in the amount of $3.8 million (which included an offset of $3.7 million due to the reduction in our previous valuation allowance with respect to losses incurred in prior periods following our receipt of a final tax assessment). These were partially offset mainly by tax benefit of approximately $3.0 million from the decrease in our previous valuation allowance in respect of losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities.

Income taxes, net, amounted in 2005 to $10.5 million which included mainly $11.0 million of income taxes with respect to the gain resulted from the sale of Partner shares (which included an offset of $9.4 million due to the reduction in our previous valuation allowance with respect to losses incurred in prior periods following our receipt of a final tax assessment), $2.4 million resulting from the sale of Oren shares and approximately $3.0 million in respect of financing income. These were partially offset mainly by a tax benefit of $5 million, resulting from a decrease in our previous valuation allowance due to the sale of the ET Group and an approximately $1.2 million adjustment of a prior year tax provision in Elbit.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Income

Net revenues. Net revenues for the year ended December 31, 2005 and 2004 consisted of sales of products and services by our subsidiaries, mainly Galil Medical and SELA. The following table sets forth these revenues:

	Year ended December 31,
	2005	2004
	(millions of $)
Galil Medical	8.3	7.6
SELA[1]	4.2	3.3
Other	0.1	0.4
Total	12.6	11.3

1 SELA's results have been consolidated since July 1, 2004

In 2005, Galil Medical recorded revenues of $8.3 million, compared to $7.6 million in 2004. Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, in which it had a 25% ownership interest.

SELA recorded revenues of $4.2 million in 2005, compared to $5.1 million in 2004 (of which $3.3 million were in the second half of 2004 and were consolidated in our financial statements of 2004).

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method. Our share in net losses of affiliated companies amounted to $17.5 million in 2005, compared to $10.5 million in 2004. The increase in our share in net losses of our affiliated companies was primarily due to the sale of our holding in Elbit Systems in the third quarter of 2004, which positively contributed $4.7 million in the first half of 2004, and due to impairment charges of $5.1 million, with respect to our investment in Oncura (through Galil Medical) in 2005.

Highlights of the Results of Operations of Our Major Affiliates:

Given Imaging (Nasdaq: GIVN) (a 19.4% holding directly and indirectly through RDC as of December 31, 2005). Given Imaging recorded revenues of $86.8 million in 2005, an increase of approximately 35% over the revenues recorded in 2004 of $65.0 million. The increase in revenues resulted primarily from the increase in sales of Given PillCam video capsule for the small bowel. Given Imaging's net income in 2005 was $6.3 million, compared to $2.9 million in 2004. Given Imaging's net income in 2005 included a special provision recorded in the second quarter of $1.8 million, before tax effect, for uncollectable sales tax related to its U.S. subsidiary.

Oncura (a 25% holding by Galil Medical as of December 31, 2005). Oncura recorded revenues in 2005 of approximately $72.1 million compared to $68.8 million in 2004 and its net loss in 2005 amounted to $6.2 million compared to $2.2 million in 2004. The increase in the net loss resulted primarily due to the increase in operating expenses, mainly selling and marketing expenses. In light of Oncura's results of operations, we recorded an impairment charge of $5.1 million in 2005 ($2.1 million after minority interest).

NetVision (a 39% holding as of December 31, 2005) (TASE: NTSN). NetVision’s revenues increased in 2005 by 12.6% to $74.3 million (of which $3.3 million were derived from international telephony services) from $66.0 million in 2004 and its customer base at December 31, 2005 reached approximately 425,000 (of which approximately 272,000 were broadband) compared to 390,000 at the end of 2004 (of which approximately 225,000 were broadband). NetVision's operating income in 2005 increased by 43.3% to $9.5 million, compared to $6.6 million in 2004 and its net income in 2005 amounted to $5.4 million compared to $3.9 million in 2004. NetVision's operating currency is the NIS and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into U.S. Dollars at the representative rate of exchange prevailing at December 31, 2005 according to which $1.00 equaled NIS 4.603.

Wavion (a 38% holding as of December 31, 2005). Wavion's net loss amounted to $6.3 million in 2005, approximately the same as in 2004, which consisted primarily of expenses relating to the development of its product.

ChipX (a 27% holding as of December 31, 2005). ChipX's revenues in 2005 amounted to $14.7 million, compared to $16.2 million in 2004, and its net loss amounted to $6.3 million in 2005 compared to $5.6 million in 2004. Revenues decreased as ChipX shifted from its previous product to the new structured ASIC products.

AMT (a 42% holding as of December 31, 2005). AMT's consolidated revenues in 2005 amounted to $3.6 million, compared to $2.6 million in 2004, and its consolidated net loss in 2005 amounted to $3.9 million, compared to $3.0 million in 2004. AMT's main subsidiary, AHT recorded revenues of $2.6 million in 2005, compared to $1.2 million in 2004, and recorded a net loss of $1.9 million in 2005, the same as in 2004.

Results of operations of significant group companies that are accounted for other than under the equity method of accounting and that have results that do not affect our results of operations.

Partner (Nasdaq: PTNR) (a 2% holding as of December 31, 2005). Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. Our investment in Partner in 2005 was accounted for as available-for-sale securities. We sold our entire holding in Partner in December 2006. The market value of our investment in Partner as of December 31, 2005 amounted to $26.0 million. Almost all of the remaining Partner shares held by us as of December 31, 2005, amounting to approximately 3.1 million shares, were subject to certain transfer restrictions under Partner's Israeli communications license but were no longer pledged to Partner's lending banks.

In 2005, Partner recorded revenues of $1,113 million compared to $1,117 million in 2004 and its net income amounted to $77 million, compared to $102.4 million in 2004. Partner's subscriber base as of December 31, 2005 was 2,529,000 compared to 2,340,000 at the end of

2004. Partner's operating currency is the NIS and accordingly, all figures above are translations for convenience purposes of Partner's NIS figures into U.S. Dollars at the representative rate of exchange prevailing at December 31, 2005 according to which $1.00 equaled NIS 4.603.

Teledata (a 21% holding as of December 31, 2005). Teledata's revenues in 2005 amounted to $55.9 million compared to $38.9 million in 2004 and its net income amounted to $1.8 million in 2005 compared to a net loss of $2.5 million in 2004. The increase in revenues resulted mainly from an increase in revenues from existing customers.

Jordan Valley (a 28% holding as of December 31, 2005). Jordan Valley's revenues in 2005 increased to $10.4 million from $8.3 million in 2004, primarily due to the launch of new products. Jordan Valley's net loss in 2005 was $0.1 million, compared to $0.7 million in 2004.

Gains from Disposal of Business and Affiliated Companies and Changes in Holdings in Affiliated Companies. Gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies in 2005 amounted to $23.3 million, compared to $132.4 million in 2004. The gain in 2005 resulted primarily from the following: (i) a gain of approximately $19.7 million (which after income taxes amounted to $17.2 million), resulting from the sale of Oren's shares in consideration for $20.3 million; (ii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering; and (iii) a gain of $1.2 million (which after minority interest and income taxes amounted to $0.5 million) resulting from the exercise of a call option granted to a former senior executive of RDC to purchase 70,200 shares of Given Imaging for the aggregate exercise price of approximately $12,000.

The gain recorded in 2004 resulted primarily from the following: (i) a $104.6 million gain (which after income taxes amounted to $91.5 million) resulting from the sale of our holding in Elbit Systems; (ii) a $15.2 million gain (which after minority interest and income taxes amounted to $6.7 million) resulting from the sale of shares of Given Imaging by RDC and the decrease in our direct and indirect interest in Given Imaging following Given Imaging's secondary public offering; and (iii) a gain of $5.8 million (which after minority interest and income taxes amounted to $1.4 million) resulting from the purchase by RDC of treasury shares amounting to approximately 3% of its outstanding shares from one of its shareholders (a former senior executive of RDC) in consideration for distribution of 200,000 shares of Given Imaging; and (iv) a $5.3 million gain from the sale of our share of KIT, for an immediate cash payment of $9.4 million (from which we received $5.7 million). Based on future earnings of KIT in 2006 and 2007, there may be an additional payment of up to $10 million, of which our share will be up to $5.7 million. If we receive this additional payment, we will record an additional gain.

Other Income, net. Other income, net, amounted to $58.6 million in 2005 compared to $4.7 million in 2004. The gain in 2005 was primarily due to the following (i) a $56.4 million gain (which after income taxes amounted to $45.4 million) from the sale of shares of Partner for approximately $94.0 million; (ii) a gain of $1.1 million ($0.7 million net of tax) from the sale of Zoran's shares received as part of the consideration for Oren's shares; and (iii) a gain from a dividend received from Partner in the amount of $0.4 million. The gain in 2004 resulted mainly from a $5.4 million gain, before tax, from the sale of shares of Zix received in consideration of ESW's assets and business sold to Zix in 2003.

Finance income, net. Finance income, net, amounted in 2005 to $5.5 million, compared to $1.4 million in 2004. The increase was mainly due to higher cash resources during the period as a result of the sale of our holding in Elbit Systems in 2004 for approximately $197 million and from the sale of Partner shares in the second quarter of 2005 for approximately $94.0 million.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical and SELA (whose results have been consolidated since July 1, 2004). Cost of revenues in 2005 amounted to $7.2 million, compared to $6.3 million in 2004.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC’s corporate operations and of our subsidiaries, mainly Galil Medical, SELA, Starling and 3DV. The following table sets forth operating expenses (excluding amortization of intangible assets which is presented as a separate line item and amounted to $0.4 million in 2005 and $0.1 million in 2004, which also constitutes part of operating expenses under U.S. GAAP but for presentation purposes are included here as a separate line item):

	Year ended December 31,
	2005	2004
	(millions of $)
Corporate	6.9	7.3
Galil Medical	2.8	2.3
SELA[1]	3.1	1.6
Starling	2.4	1.6
3DV	1.9	1.2
Other (mainly RDC)	0.7	2.5
Total	17.8	16.5

1SELA's results have been consolidated since July 1, 2004.

Operating expenses of Galil Medical in 2005 amounted to $2.8 million, as compared to $2.3 million in 2004, and its operating results amounted to an operating loss of $0.5 million in 2005 compared to operating income of $0.1 million in 2004. The change in Galil Medical's operating results was due to the commencement of the development of its cryotherapy technology for application in the women’s health field at the end of 2004. In November 2005, Galil Medical's cryo products received FDA clearance for the treatment of breast fibroadenoma (non cancerous breast lumps).

SELA's operating expenses amounted to $3.1 million in 2005, compared to $2.9 million in 2004 (of which $1.6 million was incurred in the second half of 2004 and was consolidated in our financial statements of 2004) and its operating loss amounted to $0.7 million in 2005 compared to an operating income of $0.4 million in 2004 (of which $0.5 million was incurred in the second half of 2004 and was consolidated in our financial statements of 2004), resulting from the decrease in revenues recognized in 2005.

The decrease in operating expenses of the other companies resulted mainly from income recorded by RDC in 2005 with respect to the decrease in the fair value of call options held by RDC's employees to purchase shares of affiliated companies.

Income Taxes. Income taxes, net, amounted in 2005 to $10.5 million which included mainly $11.0 million of income taxes with respect to the gain from the sale of Partner shares (which includes an offset of $9.4 million due to the reduction in our previous valuation allowance with respect to losses incurred in prior periods following our receipt of a final tax assessment) and $2.4 million from the sale of Oren shares and approximately $3.0 million in respect of financing income. These were partially offset mainly by a tax benefit of $5.0 million, resulting from a decrease in our previous valuation allowance due to the sale of the ET group and an approximately $1.2 million adjustment of a prior year tax provision in Elbit. Income taxes, net, in 2004 were $15.1 million resulting mainly from the sale of our holding in Elbit Systems, the secondary public offering of Given Imaging, the purchase of treasury stock in RDC in consideration for distribution of Given Imaging's shares and the sale of Zix shares. Income taxes were partially offset by a tax benefit in the amount of $2.9 million due to the change in the Israeli tax rate enacted in 2004 and a $1.5 million tax benefit related to the impairment of future royalties to be received by MediaGate.

B.      Liquidity and Capital Resources

Consolidated cash, debentures and deposits at December 31, 2006, were approximately $128.7 million compared with $143.8 million at December 31, 2005. At December 31, 2006, corporate cash, debentures and deposits were $123.5 million compared with $133.8 million at December 31, 2005.

The main sources of corporate cash and other liquid instruments in 2006, were $39.9 million of proceeds from the sale of Partner shares and $1.8 million dividend received from Partner.

The main uses of corporate cash and other liquid instruments in 2006, were $52.5 million of investments (including loans) in new and existing group companies as detailed below (in millions of $):

Consolidated companies*
Starling	1.7
3DV	1.3
Medingo	2.0
RDC	5.0
10.0

Affiliated companies and other
investments
Given Imaging	10.0
Atlantium	10.0
Partner	5.3
Safend	3.5
AMT	3.2
NeuroSonix	2.9
NuLens	2.6
ChipX	2.3
Wavion	1.4
Other	1.3
42.6
Total corporate investments	52.5

*	These investments do not affect the cash included in the consolidated financial statements.

In addition during 2006, RDC invested an amount of $6.3 million, all of which was invested in consolidated subsidiaries.

Consolidated working capital at December 31, 2006 amounted to $113.5 million compared to $136.2 million at December 31, 2005. The decrease is mainly due to the decrease in corporate cash and other liquid instruments.

Consolidated loans at December 31, 2006, were approximately $6.2 million, compared to $7.4 million at December 31, 2005. In the first quarter of 2006 MediaGate's bank loan in the amount of approximately $2.8 million was settled in consideration of $0.1 million. As a result, we recorded in the first quarter of 2006 a gain of approximately $2.7 million.

Subsequent to December 31, 2006 and through May 31, 2007, we invested an additional aggregate amount of approximately $31.25 million as detailed below (in millions of $):

Consolidated companies*
Starling	0.5
Total consolidated companies	0.5
Affiliated companies and other
investments
Wavion	0.8
AMT	1.8
AqWise	3.4
BPT	1.1
Notal	0.2
Teledata	0.8
Given Imaging	18.7
RADLIVE	3.8
Other	0.15
30.75
Total corporate investments	31.25

*	These investments do not affect the cash included in the consolidated financial statements.

Tax liability in the amount of $7.3 million, mainly with respect to the sale of Partner shares, was paid in the first quarter of 2007.

Our investment policy for managing our funds is in general to invest in bank deposits, U.S. government securities with high liquidity and corporate debentures with high liquidity and a high quality rating.

We believe that our existing capital will be sufficient to fund our and our subsidiaries’ operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders’ equity at December 31, 2006, was approximately $297.5 million, representing approximately 91% of the total assets compared with $302.1 million, representing approximately 85% of total assets at December 31, 2005.

Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure. As part of this policy, in 2006 we hedged the dollar value of the expected proceeds from the sale of our shares in Partner and in 2005 we hedged the dollar value of the expected proceeds from the sale of our shares in Partner by the purchase of call options and by selling put options, at a dollar/NIS exchange rate ranging from $4.36 to $4.44 for a period of 81 days. The transactions had no material effect on our results of operations. As of December 31, 2006, there are no open derivative transactions.

Interest Rate Risks

We are exposed to market risks resulting from changes in interest rates, relating primarily to our investment in debentures and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2006, we held U.S government debentures with a market value of approximately $47.8 million and corporate debentures with a market value of approximately $8.1 million. The market value of the debentures depends on changes and expectations of changes in the interest rates in the United States and general market conditions in the United States. At December 31, 2006, most of our debentures and short-term deposits were fixed rate based with an average annual rate of 4.9% and a weighted average maturity of approximately 2.1 years. In 2006 and 2005, as a result of increase in interest rates, we recorded an other than temporary decline in value, net of tax, of approximately $0.35 million and $0.6 million, respectively, on debentures held by us.

Exchange Rate Risk

Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the NIS and the U.S. Dollar. Our functional currency, as well as that of our principal subsidiaries and affiliated companies, is the U.S. Dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries’ assets and liabilities, as well as most of the revenues and expenditures in U.S. Dollars, or U.S. Dollar linked. Some of our group companies may consider hedging their foreign currency exposure from time to time and therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets. See the first paragraph above under “—Quantitative and Qualitative Disclosures About Market Risk” regarding the hedging of the dollar value,in 2006 and 2005, of the proceeds from the sale of our shares in Partner.

Equity Price Risk

We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2006 we directly and indirectly held shares of publicly traded companies, primarily Given Imaging and NetVision. Stock prices in the industries of these companies, and of these companies themselves, have historically experienced significant volatility. Changes in the market value of our publicly traded holdings, including holdings through our affiliates, which are accounted under the equity method of accounting, will not affect our results of operations unless other than a temporary decline in their market prices occurs and their book value exceeds their market value. However, it may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks, and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2006, the market value of our and RDC's holdings in public securities was approximately $197.0 million. At December 31, 2006, no instruments were used to hedge the risk of equity price fluctuations.

C.      Research and Development

          Since we, through our group companies, engage in fields of high-technology, our group companies invest significant resources in research and development activities.

          The combined R&D costs of all group companies amounted to approximately $66 million in 2006, $43.5 million in 2005 and $58.9 million in 2004 (in 2004, including R&D expenses of Elbit Systems in the amount of $27.1 million which was sold in the second half of 2004). The increase in R&D costs in 2006 as compared to 2005 was primarily due to the R&D expenses of our new affiliates and subsidiaries in which we invested at the end of 2005 and during 2006, including Impliant, BrainsGate, NuLens, Enure, Medingo and Safend as well by the increase in the R&D expenses of our group companies, mainly Given Imaging, Starling and Notal. The decrease in R&D costs in 2005 as compared to 2004 was primarily due to the sale of Elbit Systems. This decrease was offset by the R&D expenses of our new affiliates and subsidiaries in which we invested at the end of 2004 and during 2005, including Jordan Valley, Impliant, Teledata, BrainsGate, NuLens, Enure and Medingo as well by the increase in the R&D expenses of our group companies, mainly RDC, Given Imaging, Galil Medical, Oncura, 3DV, Starling and SELA.

          Our consolidated R&D costs amounted to $11.8 million, $6.2 million and $2.9 million in 2006, 2005 and 2004, respectively. The increase in the consolidated R&D costs resulted mainly from the increase in R&D expenses of our subsidiaries RDC, Galil Medical, Starling , 3DV, SELA and Medingo (consolidated since the fourth quarter of 2005) and Enure (consolidated from the fourth quarter of 2005 through August 2006).

D.      Trend Information

          "Trend Information" pertaining to our group companies and us is incorporated by reference to Item 4, "Information on the Company" and Operating and Financial Review and Prospects—Trend Information."

E.      Off- Balance Sheet Arrangements

There is no principal amount of off- balance sheet transactions.

F.      Tabular Disclosure of Contractual Obligations

At December 31, 2006, we and our subsidiaries had no material contractual obligations which are expected to materially affect our consolidated cash flow in future periods, except for lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (in million of $):

Type of
Obligation*	2007	2008	2009	2010	Total
Loans from banks	1.2	-	-	-	1.2
Loans from other	2.9	-	2.1	-	5.0
Leases	0.7	0.6	0.5	0.3	2.1

* Does not include accrued severance pay and retirement obligation of $2.2 million at December 31, 2006.

Item 6.      Directors, Senior Management and Employees

A.      Directors and Senior Management

          Our executive officers and directors are as follows:

          Directors

Name	Age	Position
Arie Mientkavich(5)	64	Chairman of the Board of Directors
Avraham Asheri(1)(4)	69	Director
Prof. Gabi Barbash	57	Director
Prof. Yair Be’ery	50	Director
Ari Bronshtein(5)	37	Director
Nochi Dankner(5)(6)	52	Director
Ami Erel(5)	60	Director
Avraham Fischer(5)	50	Director
Yaacov Goldman (1)(2)(3)(4)	51	External Director
Shay Livnat(5)(6)	48	Director
Dori Manor(5)(6)	40	Director
Arie Ovadia	58	Director
Tida Shamir(1)(2)	46	External Director
Amos Shapira	58	Director
Executive Officers

Name	Age	Position
Doron Birger	56	President & Chief Executive Officer
Moshe Fourier	59	Vice President, Chief Technology Officer
Rinat Remler	35	Vice President, Chief Financial Officer
Yair Cohen	52	Vice President
Assaf Topaz(7)	36	Vice President

(1)	Member of our Audit Committee.

(2)	External director under the Israeli Companies Law.

(3)	Designated “financial expert” under the Sarbanes-Oxley Act of 2002.

(4)	Designated “financial expert” under the Israeli Companies Law.

(5)	Director or officer of IDBH, IDBD and/or DIC.

(6)	See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

(7)	Assaf Topaz is the husband of Michal Topaz, who is the daughter of Ruth and Isaac Manor. See “Item 7— Major Shareholders and Related Party Transactions—Major Shareholders.”

          Arie Mientkavich joined Elron as Chairman of the Board of Directors in January 2007. He has served as deputy chairman of the board of IDBH since May 2006 and as chairman of the board of Clal Tourism Ltd. since January 2007. He has also served as the deputy chairman of the board of Gazit Globe Ltd and chairman of the board of Gazit Globe Israel (Development) Ltd. since July 2006. From November 1997 to January 2006, Mr. Mientkavich served as chairman of the board of Israel Discount Bank Ltd. and several of its subsidiaries. Mr. Mientkavich was also chairman of Israel Discount Capital Markets and Investments Ltd. between 2001 and 2006. From 1987 to 1997, he served as active chairman of the board of the Israel Securities Authority, the

Israeli equivalent of the SEC. From 1979 to 1987, Mr. Mientkavich served as general counsel to the Israeli Ministry of Finance. During the years 1972 through 1979, he served in a number of positions in the Israeli Ministry of Finance. Mr. Mientkavich was also a member of the board of the Israel Land Administration and of El Al Israel Airlines. Mr. Mientkavich is chairman of the board of trustees of the Academy of the Quality of Government Movement (the “Movement”) in Israel, and was honored with the award of Knight of Quality Government in 1995 by the Movement. He is also chairman of the Public Council of Yad Sarah, a voluntary organization in the field of humanitarian support of public health. In addition, Mr. Mientkavich serves as chairman of the Public Committee, in conjunction with the Yad VeShem Holocaust Center, for the documentation of the contribution of the Holocaust Survivors to the Establishment of the State of Israel and has been active in the organization of the annual March of the Living to the concentration camps. Mr. Mientkavich holds degrees in Political Science and in Law from The Hebrew University of Jerusalem, and was admitted to the Israeli Bar in 1972.

          Avraham Asheri joined Elron as a director in December 1999. He serves as the Chairman of our Audit Committee. He is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Africa Israel Investments Ltd., Elbit Systems, Koor Industries Ltd. and Mikronet Ltd. Mr. Asheri was the president and chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as senior executive vice president and as a member of its management committee, Mr. Asheri held the position of director General of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including managing director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a Bachelors degree in Economics and Political Science from The Hebrew University of Jerusalem.

          Prof. Gabi Barbash joined Elron as a director in May 2003. Since 1999, Prof. Barbash has been director general of the Tel-Aviv Sourasky Medical Center, and between 2000 and 2003, he served as chairman of the board of directors of Teuza Venture Capital Fund. Between 1998 and 2000, Prof. Barbash was the chairman of the Israeli National Transplant Center. Between 1996 and 1999, Prof. Barbash served as the director general of the Israeli Ministry of Health. From 1995 to 1998, Prof. Barbash was a member of the Scientific Committee of the Interdisciplinary Center for Technological Analysis and Forecasting at Tel Aviv University. Prof. Barbash was the director general of the Sourasky Medical Center from 1993 and 1996. In addition, from 1986 to 1993, Prof. Barbash was the deputy director of the Sheba Medical Center and from 1990 to 1993, he was director of the Rehabilitation Hospital of the Sheba Medical Center. Prof. Barbash holds an M.D. degree from The Hebrew University of Jerusalem, Hadassah Medical School and a Masters degree in Public Health from Harvard University.

          Prof. Yair Be’ery joined Elron as a director in January 2004. Since 1985, Prof. Be’ery has been with the Department of Electrical Engineering at Tel Aviv University and served as its chairman from 1999 until 2003. From 1998 until 2005, Prof. Be’ery worked with Benny Steinmetz’s Group and co-founded STI Ventures, a high technology venture investment company. From 1989 until 1996, Prof. Be’ery served as vice president of Advanced Technology of the DSP Group Inc. Prof. Be’ery currently serves as a member of the board of directors of Teledata, one of our group companies. In addition, Prof. Be’ery is a member of the advisory boards of ChipX, also one of our group companies, and Mplicity Ltd. Prof. Be’ery served previously on the boards of directors and advisory boards of numerous Israel-related technology companies. Prof. Be’ery holds B.Sc., M.Sc. and Ph.D. degrees in Electrical Engineering, all from Tel Aviv University.

          Ari Bronshtein joined Elron as a director in March 2006. In January 2006, Mr. Bronshtein joined DIC as vice president. From 2004 to 2005, Mr. Bronshtein served as vice president and head of the Economics and Business Development division of Bezeq. From 2000 to 2003, Mr. Bronshtein served as Director of Finance and Investments at Bezeq. From 1999 to 2000, Mr. Bronshtein was manager of business analysis at Comverse Technologies, Inc. Mr. Bronshtein served from 1996 to 1999, in various positions at Tadiran Ltd., his last position being director of the Finance and Investments division. Mr. Bronshtein has previously served as a director of Bezeq International Ltd., Xpert Systems Ltd. and Simcha Urieli & Sons Engineering & Construction Company Ltd. In addition, Mr. Bronshtein has served as an external director and member of the investment committee of Dash Mutual Fund Management Ltd. Mr. Bronshtein has also served as chairman of the investment committee of Stage One and as a member of the investment committee of Eurofund, both venture capital funds. Mr. Bronshtein currently serves as a director of American Israeli Paper Mills Ltd., and as an external director and chairman of the investment committee of Koor-Tadiran Gemel. Mr. Bronshtein holds a Bachelors degree in Finance and Management and a Masters degree in Finance and Accounting, both from Tel Aviv University.

          Nochi Dankner joined the Company as a director in June 2005. Mr. Dankner is the Chief Executive Officer and Chairman of the board of directors of IDBH and serves as Chairman of the board of directors of IDBD, DIC and CII. Mr. Dankner is the founder of the Ganden Group, which holds investments in companies operating primarily in the fields of real estate and tourism. Mr. Dankner serves as a director of companies in the Ganden Group, , including as Chairman of Ganden Holdings Ltd., a holding company that holds, through Ganden Investments I.D.B. Ltd. and Ganden Investments 2000 Ltd. (companies in which Mr. Dankner serves as Chairman) a controlling interest in IDBH, which is the controlling shareholder of IDBD. Ganden Holdings Ltd. also controls Ganden Holdings in Real Estate 2000 Ltd., a company involved in the real estate business, which Mr. Dankner serves as Chairman thereof. Mr. Dankner is also the co-founder and Co-Chairman of Ganden Tourism and Aviation Ltd., the parent company of a tourism and aviation group, which includes, among others, Ganden Holdings in Tourism Ltd. a company in which Mr. Dankner serves as Co-chairman and Israir Airlines & Tourism Ltd., a company in which Mr. Dankner serves as a director. Mr. Dankner also serves as a director of Cellcom Israel Ltd., Clal Insurance, Clal Insurance Company Ltd., Nesher-Israeli Cement Enterprises Ltd., Mashav Initiating and Development Ltd, Property and Building Corporation Ltd., Super-Sol Ltd.,., American Israeli Paper Mills Ltd., Koor Industries Ltd., Makhteshim Agan Industries Ltd., Arei Barcelona (1997) Management Ltd., Open Sky Ltd., Tomahawk Investments Ltd., Yobert Investments Ltd., Peleg-Dan Investments Ltd., Oshir Holdings Ltd., Ronad Holdings (1992) Ltd. and Luck Time Ltd. Mr. Dankner is Chairman of the IDB Fund "For the Community" and is a member of "Matan - Your Way to Give", a non-profit organization. Mr. Dankner also serves as a member of the Management Committee of the Association of Friends of the Tel Aviv Sourasky Medical Center, and as a member of the Board of Trustees of the Tel Aviv University. Until December 31, 2003, Mr. Dankner was a partner of the law firm Dankner-Luski & Co. Until May 2003, Mr. Dankner chaired Bank Hapoalim's credit committee. Mr. Dankner holds an LL.B. degree from Tel Aviv University and a Bachelor of Arts degree in Political Science from Tel Aviv University.

          Ami Erel served as the Chairman of our Board of Directors from November 1999 through January 2007 and remains a director of Elron. He also served as our Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President and Chief Executive Officer of DIC since June 1, 2001 and since March 2007, he has also served as Chief Executive Officer of NetVision. Mr. Erel is also chairman of the board of directors of Cellcom Israel Ltd. and serves as a director of Property and Building Corporation Ltd., Super-Sol Ltd., Koor Industries Ltd. and Makheshim Agan Industries Ltd. In addition, Mr. Erel serves as the chairman or a member of the boards of various other subsidiaries and affiliates of DIC and Elron. From 1997 to 1999, Mr. Erel served as president and chief executive officer of Bezeq. From 1997 to 1998, he was chairman of the board of directors of PelePhone Communications Ltd. Since January 2005, Mr. Erel has served as chairman of the executive committee of the Manufacturers Association of Israel. From January 2000 to January 2004, Mr. Erel served as chairman of the board of Israel Association of Electronics & Information Industries. Mr. Erel holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.

          Avraham Fischer joined Elron as a director in August 2003. He is the Executive Vice President of IDBH, the deputy Chairman of IDBD, Co-Chief Executive Officer of CII and Chairman of Clal Biotechnology Industries Ltd. In addition, he is a partner of Fischer, Behar, Chen & Co., a leading Israeli law firm. Mr. Fischer is the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism, and is the co-founder and vice chairman of Ganden Holdings Ltd., which is the principal shareholder of IDBH. He serves as a director of CII, IDBH, DIC, ECI Telecom Ltd., American Israeli Paper Mills Ltd., Vyyo Inc. and several other companies. Mr. Fischer is a co-chairman of “Matan – Your Way to Give,” a non-profit organization. Mr. Fischer holds an LL.B. degree from the Tel Aviv University and is a member of the Israeli bar association.

          Yaacov Goldman joined Elron as an external director in March 2003 and was reappointed as an external director for a second three-year term in March 2006. He serves as a member of the audit committee of our Board of Directors (the “Audit Committee”) and is our designated financial expert on the Audit Committee. Mr. Goldman also serves as a director of Bank Leumi Le’Israel B.M., Mer Telemanagement Solutions Ltd., Golden House Ltd., Tagor Capital Ltd., Isrotel Ltd., I.T.G.I Medical Ltd. (in which he serves as the chairman of the board) and Renewable Resources Ltd. Mr. Goldman serves as the professional secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel. Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (a member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of Kesselman & Kesselman. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd. Mr. Goldman is a certified public accountant in Israel, having received his Bachelor of Economics and Accounting from Tel Aviv University.

          Shay Livnat joined Elron as a director in June 2005 and is the founder, President & Chief Executive Officer of Zoe Holdings Ltd. He is also the founder and co-chairman of UPS Israel and UTI (Isuzu) Israel. Mr. Livnat currently serves as a director of various private and public companies including IDBD, CII, Clal Insurance, Cellcom Israel Ltd. and Taavura Holdings Ltd. Between 1988 and 1998, Mr. Livnat was the managing director of Tashtit Ltd. (DAF, Liebherr) and vice president of the Taavura Group. Mr. Livnat holds a Bachelor of Science in Electrical Engineering from Fairleigh Dickinson University.

          Dori Manor joined Elron as a director in August 2003. He has served as chief executive officer of David Lubinski Ltd., a group of automotive companies, since 2000, and was the vice president from 1997 until 2000 and assistant director from 1994 until 1996. During 1994 and 1995, he served as a director of Morasco Ltd. During 1992 and 1993, he was engaged as an industrial engineering consultant for Factory Design Ltd. Mr. Manor currently serves as a director of IDBH, IDBD, DIC and CII. Mr. Manor received an MBA degree from the European Institute of Business Administration (“INSEAD”) in Fontainebleau, France, and a Bachelor of Science degree in Industrial Engineering from Tel Aviv University.

          Dr. Arie Ovadia joined Elron as a director in March 2007. Dr. Ovadia has, during the last five years, served as chairman of The Phoenix Holdings Ltd., acted as an advisor to corporations and served as a member of the Israel Accounting Standards Board. He is a director of Straus Elite Ltd., Real Estate Participations In Israel Ltd., Orda Print Industries Ltd., Tadiran Communications Ltd., Mehedrin Ltd., Carmel Olefins Ltd., Giron Ltd., Scaelix Corporation Ltd. and Destiny Investments Ltd. He holds a Ph.D. in Economics from the University of Pennsylvania, Wharton School.

          Amos Shapira joined Elron as a director in November 2006. Mr. Shapira serves as president and chief executive officer of Cellcom Israel Ltd. From 2002 to 2005, Mr. Shapira served as chief executive officer of El Al Israel Airlines Ltd. From 1993 to 2003, he served as chief executive officer of Hogla-Kimberly Ltd., a company owned by Kimberly-Clark USA. Mr. Shapira holds an M.Sc. in Industrial Administration from the Technion, Israel Institute of Technology and a Bachelor of Arts degree in Economics from the University of Haifa.

          Tida Shamir joined Elron as an external director in May 2007. Ms. Shamir is an attorney-at-law and partner of the law firm, Tida Shamir & Co, Law Offices, which she founded in 1992. She specializes in corporate, commercial and securities law. Ms. Shamir has served as a director of Israel Discount Bank Ltd. since 2002, as an external director of Gazit-Globe Ltd. since 2004 and as a director of Dikla Insurance Company since 2006. Between 1996 and 2002, she served as an external director of the Tel Aviv Stock Exchange Ltd. Between 2004 and 2005, Ms. Shamir was a member of the Advisory Committee, appointed by the Chairman of the Israel Securities Authority, to examine supervision over Alternative Trading Systems. Ms. Shamir has an LL.B. from The Hebrew University of Jerusalem, Israel and a Masters in Business Administration from INSEAD, Fontainebleau, France. Ms. Shamir was admitted to the Israeli Bar in 1983.

          Doron Birger joined Elron in 1994 as Chief Financial Officer. Mr. Birger has served as President and Chief Executive Officer of Elron since August 2002, President since September 2001, Chief Financial Officer from 1994 to May 2002 and Corporate Secretary from 1994 to September 2001. Mr. Birger is chairman of Given Imaging (until Given Imaging's next annual general meeting on July 18, 2007) and of ChipX Corporation, as well as a director of RDC, Medingo, Starling, Teledata and various other of our group companies. From 1991 to 1994, Mr. Birger was chief financial officer at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as chief financial officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as chief financial officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was the chief financial officer and a director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. From 1979 to 1981, Mr. Birger was the chief financial officer of Fibronics Ltd. Mr. Birger is a director of “Young Entrepreneurs,” a non-profit organization, and a director of the National Science & Technology Museum in Haifa. Mr. Birger holds a Bachelor of Arts degree and a Masters of Arts degree in Economics, both from The Hebrew University of Jerusalem.

          Moshe Fourier joined Elron as Vice President and Chief Technical Officer in June 2000. Mr. Fourier serves as acting Chief Executive Officer and as a director of Wavion, and he also serves as a director of other Elron group companies. From 1999 to 2000, he served as the chief operations officer for Terayon Communications’ broadband voice division, one of the leading companies that provides cable modems and telecommunications solutions over the cable television infrastructure. From December 1993 until 1999, he joined the founder of Telegate and jointly initiated this start-up company, which provided telecommunications equipment for delivering voice, data and video over cable television infrastructure, and served as its deputy chief executive officer and vice president of Research and Development and Technology. In June 1992, he joined RADA Electronic Industries as vice president of engineering. In August 1975, Mr. Fourier joined the Israeli division of Astronautics Corporation of America as the first engineer and was promoted in 1978 to vice president of engineering. Mr. Fourier holds a Bachelor of Science degree in Electrical Engineering and an Associated Electrical Engineering degree, both from the Technion, Israel Institute of Technology.

          Rinat Remler joined Elron in April 2000 as Director of Finance and in November 2005 was appointed Vice President and Chief Financial Officer. From 1997 to 2000, Ms. Remler worked for Luboshitz Kasierer, a leading Israeli auditing firm, now part of Ernst & Young International. Ms. Remler serves on the boards of directors of NetVision, RDC, Medingo, Sela and other Elron group companies. Ms. Remler was a lecturer in accounting and economics at the University of Haifa from to 1997 to 1998 and at the Technion, Israel Institute of Technology, from 1995 to 1997. Ms. Remler holds a Bachelor of Arts degree in Economics from the Haifa University (summa cum laude) and a Master of Arts degree in Business Administration from the Technion, Israel Institute of Technology. Ms. Remler has been a licensed CPA in Israel since 1997.

          Yair Cohen joined Elron in July 2005 as Vice President. Prior to joining Elron and beginning in 2000, Mr. Cohen served as Brigadier General of the Special Unit 8200, the central military intelligence unit of the Israeli Defense Forces, engaged in the development of state of the art technology. Mr. Cohen serves on the boards of directors of RDC, Atlantium, AqWise, Starling, Safend and other Elron group companies. Mr. Cohen holds a Bachelors of Arts degree in History and Arabic (summa cum laude) from Bar-Ilan University, Israel, and a Master of Arts degree in Management of National Resources (summa cum laude) from Industrial College (NDU), Washington D.C.

          Assaf Topaz joined Elron in April 2004 as Director of Business Development and in April 2005, was appointed Vice President. Mr. Topaz serves as director of Enure and Jordan Valley. Prior to joining Elron, from 1998 to 2002, Mr. Topaz was co-founder and chief operations officer of Gilian Technologies, Inc., a technology company engaged in the web security market. From 1996 to 1998, Mr. Topaz was a business development executive for Euro Tel Aviv, an advertising agency. From 1995 to 1996, Mr. Topaz was an account executive at McCann Erickson-Kesher Advertising Ltd. Mr. Topaz holds a Bachelor of Arts degree in Economics and Geography from The Hebrew University of Jerusalem, Israel and a Masters Degree in Business from Stanford University.

B.      Compensation

          During the year ended December 31, 2006, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of approximately $1,967,000. This amount does not include amounts expended by us for automobiles made available to our officers in the aggregate amount of $46,600.

          The following table sets forth the approximate aggregate compensation paid by us during the fiscal year ended on December 31, 2006 to all of our directors and officers.

	Cash and Cash-Equivalent Forms of Compensation
	(in thousands of U.S. $)
		Securities(2) or Property,
		Insurance
		Benefits or
	Salaries, Fees, Directors’	Reimbursements
	Fees, Commissions and	and Personal
	Bonuses	Benefits
2006(1)
All Directors	366	-
All Officers	1,308	293

(1)	Does not include an increase in provision for vacation in the amount of approximately $72,000.

(2)	See “– Share Ownership” and “Item 7 – Related Party Transactions” and “Item 7 – Compensation of the Former Chairman”.

C.      Board Practices

          None of our directors have service contracts with us or any of our group companies that provide for benefits upon termination of employment. Two of our directors, Prof. Yair Be’ery and Prof. Gabi Barbash, had consulting agreements with us pursuant to which they provided services to us, which agreements terminated on December 31, 2006. For more information, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.” Compensation of our officers is recommended by our senior management and approved by the Board of Directors and where required by law, the Audit Committee and the shareholders of the Company. Compensation of all other employees is determined by our senior management.

Board of Directors

          Our Articles of Association provide for a Board of Directors of not less than five members and no more than fifteen members, including external directors. Currently, we have 14 directors, including two external directors. Each director, other than external directors, is elected to serve until the end of the first annual meeting following their appointment. However, if no directors are elected at such annual meeting, the then-present directors will continue in office. The Board of Directors may appoint additional directors, provided that the total number of directors does not exceed the maximum number of fifteen as mentioned above. A director appointed as such will serve until the end of the next annual meeting held following his or her appointment, and he or she will be eligible for re-appointment. Notwithstanding any of the above, any director, other than external directors, may be removed from office by an ordinary resolution of a general shareholders’ meeting or by two-thirds of the directors. A director need not hold any of our shares to qualify as one of our directors. Our Articles of Association provide that our Board of Directors may delegate its powers to its committees, subject to limitations determined by the Israeli Companies Law.

Substitute Directors

          Our Articles of Association provide that any director may, by written notice to us, appoint another person to serve as a substitute director and may also cancel such appointment at any time. The identity of a substitute director requires the approval of the Board of Directors. Under the Israeli Companies Law, the following may not be appointed as a substitute director: (i) any person who is not himself or herself qualified to be appointed as a director; (ii) a person who is already serving as a director; or (iii) a person who is already serving as a substitute director for another director. Nevertheless, a director may be appointed as a substitute director for a committee of the Board of Directors if he or she is not already serving as a member of the committee. Under the Israeli Companies Law, a substitute director may not be appointed for an external director.

          The term of appointment of a substitute director may be for one meeting of the Board of Directors, for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the Board of Directors.

External Directors

          The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel (i.e., public companies) to appoint two external directors. No person may be appointed as an external director if the person or the person’s spouse, siblings, parents, grandparents, descendants, spouses’ descendants or the spouses of any of the foregoing (collectively, a “relative”), partner, employer or any entity under the person’s control, has or had, within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

  an employment relationship;

  a business or professional relationship maintained on a regular basis;

  control; and

  service as an "office holder", as defined below in "Item 10 – Additional Information – Memorandum and Articles of Association", excluding service as a director who was appointed to serve as an external director in a company which is going to initially offer its shares to the public.

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

          Pursuant to a 2005 amendment to the Israeli Companies Law, a public company is required to appoint as an external director, a person who has “professional capability” or a person who has “financial and accounting expertise,” provided that at least one of the external directors must have “financial and accounting expertise.” In addition, pursuant to the same amendment to the Israeli Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “financial and accounting expertise.” The qualifications for “professional capability” and “financial and accounting expertise” are determined by regulations adopted under the Israeli Companies Law. In March 2006, we determined the minimum number of directors with “financial and accounting expertise” serving on our Board of Directors to be two. Mr. Goldman and Mr. Asheri are designated as our two directors with financial and accounting expertise.

          External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

  The majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders, or their representatives, which voted at the meeting, vote in favor of election of the director, without taking abstentions into account. According to the Israeli Companies Law, a “controlling shareholder” is a person who has the ability to direct the activities of a company, other than if this power derives solely from his/her position on the board of directors or any other position with the company. A person is presumed to be a controlling shareholder if he or she holds half or more of the following: (i) voting rights in the general meeting, or (ii) rights to appoint directors or the chief executive officer; or

  The total number of shares held by non-controlling shareholders, which voted against the election of the director, does not exceed one percent of the aggregate voting rights in the company.

          The initial term of an external director is three years and may be extended for an additional three years. Under a recent amendment to the regulations under the Israeli Companies Law, an external director of a company whose shares are dually listed on an Israeli exchange and on a foreign exchange, including the Nasdaq Global Select Market, may (in addition to the initial three year term and first additional three year term) be re-elected to one or more additional three-

year terms, subject to the conditions described above for election of external directors, if the audit committee and the board of directors have determined that these additional terms benefit the company in light of the external director’s expertise and special contribution to the company and the reasons for this determination have been presented to the shareholders prior to their approval of the re-election. Prior to this amendment, an external director could serve a maximum of two terms as an external director. Tida Shamir is currently serving her initial three-year term as an external director. Yaacov Goldman is currently serving his first additional term, which ends in 2009. External directors may be removed only in a general meeting by the same percentage of shareholders that is required for their election, or by a court, and in both cases, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director, and all of the external directors must be members of the Audit Committee.

          An external director is entitled to compensation in accordance with the regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with the service provided as an external director.

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

          The purpose of our Audit Committee, as stated in the committee’s charter, is to oversee, the following on behalf of the Company’s Board of Directors: (i) the integrity of the Company’s financial statements; (ii) the appointment, compensation, qualifications, independence and work of the Company’s independent auditors; (iii) the Company’s compliance with legal and regulatory requirements; and (iv) the performance of the Company’s internal audit and controls function.

          Both of our two external directors, Yaacov Goldman and Tida Shamir as well as Avraham Asheri, serve on the Audit Committee. All members of our Audit Committee meet the definition of independent directors under the Sarbanes-Oxley Act of 2002 and the Nasdaq Marketplace Rules. None of them is an affiliated person of us or has received any consulting, advisory or other compensatory fee from us, other than in their capacity as directors. Yaacov Goldman is our designated financial expert under the Sarbanes-Oxley Act of 2002.

Internal Auditor

          Under the Israeli Companies Law, the board of directors of public companies must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and with orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below in "Item 10– Additional Information – Memorandum and Articles of Association"), an interested party, a relative of an office holder or an interested party, and he or she may not be the company’s independent accountant or its representative. According to the Israeli Companies Law, an “interested party” is defined as a shareholder who holds 5% or more of the outstanding share capital or voting power, a director, a general manager or a shareholder who has the right to appoint at least one director or the general manager. Doron Cohen of Fahn Kane, a member of Grant Thornton International, is our internal auditor.

Nasdaq Listing Standards

          Our ordinary shares are currently listed on the Nasdaq Global Select Market and are subject to the rules and regulations established by Nasdaq that are applicable to listed companies. Rule 4350 imposes various corporate governance requirements on listed securities. Section (a)(1) of Rule 4350 provides that foreign private issuers are required to comply with certain specific requirements of Rule 4350, but, as to the balance of Rule 4350, may comply with the laws of their home jurisdiction in lieu of the requirements of such sections of Rule 4350.

          We have chosen to follow the rules of our home jurisdiction, the Israeli Companies Law, in lieu of the requirements of Section 4350(c) relating to:

  independence of the board of directors;

  executive sessions of independent directors;

  the requirement that compensation of executive officers is to be determined by an independent committee of the board or by the independent members of the board of directors;

  the requirement that director nominees must be selected by an independent committee of the board or by the independent members of the board of directors; and

  the requirement that any change to the Company’s option plan must be approved by the shareholders of the Company.

The above requirements of Rule 4350 are not required under the Israeli Companies Law.

D.      Employees

          All of our employees are located in Israel. The following table sets forth, for the last three financial years, the number of our employees:

Period ended December 31,	2006	2005	2004
Management and Administration	22	22	22

          Certain provisions of Israeli employment laws and of extension orders based upon provisions of the collective bargaining agreements between the Histadrut (i.e., the General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations

(including the Industrialists’ Associations) are applicable to employees in Israel by order of the Israeli Ministry of Labor. These provisions concern principally the length of the work day, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide employees with benefits and working conditions beyond the minimum requirements.

          Israeli law generally requires severance pay, which may be funded by Managers’ Insurance described below in this section upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments thereto amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16.3% of the wages, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

          A general practice followed by us and some of our group companies, although not legally required, is the contribution of additional funds on behalf of most of the employees to a fund known as Managers’ Insurance. This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. The employer decides which employees are entitled to participate in the plan, and each employee who agrees to participate, contributes an amount equal to 5% of his or her salary, and the employer contributes between 13.3% and 15.8% of the employee’s salary.

E.      Share Ownership

The number of our ordinary shares beneficially owned by each of our directors, and by our directors and officers as a group, as of May 31, 2007, is as follows:

Director	Ordinary Shares
Arie Mientkavich, Chairman(1)	0
Ami Erel(1)	12,639	(2)
Avraham Asheri	0
Prof. Gabi Barbash	0
Ari Bronshtein(1)	0
Prof. Yair Be’ery	0
Nochi Dankner(1)	0
Avraham Fischer(1)	0
Yaacov Goldman	0
Shay Livnat(1)	0
Dori Manor(1)	0
Arie Ovadia	0
Tida Shamir	0
Amos Shapira	0
All officers and directors as a group	186,629	(3)

(1)	Director or officer of DIC, IDBD or IDBH. Ownership excludes shares beneficially owned by these companies.

(2)	Consists solely of options to purchase our ordinary shares, based on our share price as of May 31, 2007. See below "Stock Option Plans – Series 9 Options" and "Stock Option Plans – Series 11 Options."

(3)	Includes options to purchase 185,389 of our ordinary shares currently exercisable or exercisable within 60 days of May 31, 2007.

Stock Option Plans

          As of May 31, 2007, 425,084 options to purchase our ordinary shares granted to our officers and employees were outstanding. Details concerning these options are as follows:

Series 9 Options

          The former Chairman of our board of directors was granted options to purchase 58,154 of our ordinary shares (the “Series 9 Options”). The Series 9 Options were granted ratably over a period of three years commencing on February 2000 and are exercisable for a period of three years, commencing two years after the date of grant. Series 9 Options to purchase 38,770 of our ordinary shares, granted in February 2000 and 2001, have since expired. The third amount of 19,384 Series 9 Options was granted in February 2002 and was exercised in December 2006 into 4,070 shares based upon a per share exercise price of $10.01.

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

Series 11 Options

          The former Chairman of our board of directors was granted options to purchase 58,000 of our ordinary shares (the “Series 11 Options”). The Series 11 Options were granted ratably over a period of three years commencing in June 2001 and are exercisable for a period of three years, commencing two years after the date of grant. The first amount of 19,333 Series 11 Options was granted in June 2001 and expired in June 2006. The second amount of 19,333 Series 11 Options was granted in June 2002 and were exercised in December 2004 into 8,623 shares based upon a per share exercise price of $8.337. The third amount of 19,334 Series 11 Options was granted in June 2003. The per share exercise price of the Series 11 Options granted in June 2003 is $5.437.

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

2003 Option Plan

          During May 2003, our Board of Directors adopted the 2003 Option Plan which was subsequently ratified by our shareholders on November 30, 2003. Under this plan, options to purchase an aggregate of up to 500,000 ordinary shares may be granted. In March 2007, the 2003 option plan was increased by an additional 500,000 options to purchase 500,000 of our ordinary shares. The 2003 Option Plan provides that the exercise price per share shall be reduced by an amount equal to the amount of any dividend per share distributed. The optionees are entitled to exercise 25% of the amount granted, each year, commencing on the date of grant and expiring five years later. In granting the options, the Board of Directors selected the capital gains tax track pursuant to the new tax reform legislation which came into effect on January 1, 2003. For more details see “Item 10—Additional Information— Taxation—Employee Stock Options.”

          The following options were granted by us during the period from May 2003 to May 2007 and remain outstanding:

Date of Grant	Aggregate No. of	Aggregate No. of	Exercise Price
	Options	Options Granted
		to Officers (or
		former Officers)
May 2003	121,750	117,500	$5.00(1)
December 2004	20,000	20,000	$9.41(1)
July 2005	40,000	40,000	$7.84(1)
November 2005	50,000	25,000(2)	$9.12
March 2006	5,000	-	$9.05
March 2007	120,000	120,000(2)	$15.53

(i)	Exercise price reduced as a result of a $3.00 dividend per share distributed in September 2005.

(ii)

The Chairman of the Board was granted on March 11, 2007, 120,000 options to purchase 120,000 ordinary shares of the Company at per share exercise price of $15.53. The grant of options was subject to shareholders approval which was obtained on May 28, 2007.

          During 2001, the Board of Directors approved the grant of options to certain of our officers to acquire between 1% and 2% of our investments in certain private companies. The options are exercisable at the weighted average price of our investments. The options vest ratably over a three year period and are exercisable for an additional three years and are due to expire on 30 June, 2007. These options are in addition to those granted to our former Chairman, Mr. Ami

Erel. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Compensation of the Former Chairman.”

Item 7.      Major Shareholders and Related Party Transactions

A.      Major Shareholders

          The following table sets forth, as of May 31, 2007, unless otherwise specified, the number of ordinary shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of April 23, 2007, there were a total of 524 holders of record of our ordinary shares, of which 388 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common stock is held of record in broker “street names.” As of May 31, 2007 United States holders of record held approximately 11% of our outstanding ordinary shares.

Name and Address	Number of	Percent of
	Ordinary Shares	Ordinary
		Shares
Discount Investment Corporation Ltd. (“DIC”)(1)	14,400,796	48.65%
Tel Aviv, Israel

Clal Insurance Group (2)	67,950	0.23%
Tel Aviv, Israel

All Officers and Directors as a group (3)	186,629	0.77%

          (1) IDB Holding Corporation Ltd. (“IDBH”) is the parent of IDB Development Corporation Ltd. (“IDBD”), which, in turn, is the parent of DIC and Clal Insurance. IDBH, IDBD, DIC and Clal Insurance are public companies traded on the TASE.

          As of May 31, 2007, IDBH was controlled as follows: (i) Ganden Holdings Ltd. ("Ganden"), a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 44.88% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, holds approximately 7.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd ("Livnat"), a private Israeli company controlled by Avraham Livnat holds, directly and through a wholly-owned subsidiary, approximately 10.38% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd., ("Manor"), a private company controlled by Ruth Manor holds, directly and through a majority-owned subsidiary, approximately 10.37% of the outstanding shares of IDBH.

          Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders' agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%,

respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders' agreement. The term of the shareholders' agreement expires in May 2023.

          Based on the foregoing, IDBH (by reason of its control of IDBD, and by reason of IDBD's control of DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our ordinary shares held by DIC.

          Most of the foregoing shares of IDBH have been pledged in favor of certain financial institutions as collateral for loans borrowed to finance part of the purchase of such shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

          In addition, a company indirectly controlled by IDBD holds 142 of our ordinary shares.

          Nochi Dankner is the Chairman of IDBH, IDBD and DIC and a director of Clal Insurance and Elron. Zehava Dankner (the mother of Nochi Dankner) is a director of IDBH, IDBD and DIC. Zvi Livnat (a son of Avraham Livnat) is a director of IDBH, IDBD and DIC. Shay Livnat (a son of Avraham Livnat) is a director of IDBD, Clal Insurance and Elron. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal Insurance and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.

          DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.

(2) The Clal Insurance Group is comprised of Clal Insurance and its subsidiary companies, which are deemed to be major shareholders of the Company. Clal Insurance is majority owned by IDBD, the parent company of DIC, which in turn is a controlling shareholder of the Company. As of April 1, 2007, the other major shareholder of Clal Insurance was Bank Hapoalim, which held approximately 17.39% of Clal’s shares (including holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M.). None of the remaining shareholders of Clal insurance held more than 5% of its shares. The above holdings excludes 267, 800 ordinary shares held by Clal Insurance on behalf of mutual and provident funds and not for its own (nostro) account.

          The Clal Insurance Group’s address is 48 Menachem Begin Rd., Clal Development Bldg., Tel Aviv, Israel.

(3) This amount includes 185,389 shares underlying options that are currently exercisable or that will become exercisable within 60 days of May 31, 2007. This amount does not include any shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC.

B.      Related Party Transactions

Directors’ Compensation

          In 2006, we agreed to grant compensation to each of our external directors and to one of our other directors not employed by DIC or IDBH equal to the maximum annual compensation permitted under the Israeli Companies Law and the Israeli Companies Regulations for a dual-listed company, namely NIS 100,000 (approximately $23,800) per director and up to NIS 3,000 (approximately $714) per director for participation in each meeting of the Board of Directors or any committee thereof, in each case, adjusted to the Israeli Consumer Price Index from time to time. With respect to the remaining directors, in 2006, we agreed to grant compensation, according to the amount then-permitted according to the Israeli Companies Regulations (under “Rules Regarding Compensation and Expenses for an External Director”), for companies of the same classification in relation to its shareholders’ equity., This compensation amounted to approximately NIS 42,245 (approximately $10,000) per director per year and in addition approximately NIS 1,625 (approximately $387) per director for participation in each meeting of the Board of Directors or any committee thereof, in addition to reimbursement of expenses. Each of the above amounts is linked to the Israeli Consumer Price Index.

Consulting Agreements with Directors

          On March 12, 2006, following the approval of the Audit Committee and the Board of Directors, our shareholders approved a consulting agreement with Prof. Yair Be’ery, effective from January 1, 2005 until December 31, 2006, pursuant to which Prof. Be’ery provided services to us and our group companies in consideration of $5,000 per month.

          In May 2006, the Audit Committee and the Board of Directors approved a consulting agreement with Prof. Gabi Barbash, effective from January 1, 2006 until December 31, 2006, pursuant to which Prof. Barbash provided services to us and our medical device group companies in consideration of $5,000 per month. The agreement with Prof. Barbash was approved by our shareholders at our 2006 annual general meeting.

          Both of these agreements expired on December 31, 2006.

Compensation of the Former Chairman

          Our former Chairman and a current director of Elron, Mr. Ami Erel, has options to acquire up to 1.5% of any shares or other securities acquired by us in Wavion and up to 0.75% of any shares or other securities acquired by us and through DEP in Galil Medical (each of Wavion and Galil Medical, an “Invested Company”) (together, the “Option”). The Option will be exercisable at the weighted average price of investments made by us with respect to any such Invested Company until the date of exercise of the Option. The Option will be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by us in the relevant Invested Company, provided that (i) at the time of the Option exercise, Mr. Erel is a director or an employee of ours and (ii) we have not sold or otherwise transferred to a third party our securities in the relevant Invested Company.

          Mr. Erel will be entitled to participate in a sale by us of shares that were, or are, subject to Mr. Erel’s Option hereunder, by selling the same proportion of his shares along with us. We may require Mr. Erel to sell such shares together with a sale of shares by us. Sales by Mr. Erel of shares acquired upon exercise of the foregoing Options, which are not publicly traded, will require our approval. To date, none of the foregoing options have been exercised.

Employment Agreement with the Chairman of the Board of Directors

          On May 28, 2007, following the approval of our Audit Committee and Board of Directors, our shareholders approved the terms of employment of the Chairman of our Board of Directors, Arie Mientkavich, which came into effect on January 8, 2007. The principal terms of employment of Mr. Mientkavich are as follows:

  Position – Chairman on a part time (50%) basis.

  Gross monthly salary – NIS 108,000 (the "Salary") linked to the Israeli Consumer Price Index and adjusted every three months.

  We shall contribute the following amounts to the Mr. Mientkavich's managers insurance policy or any other pension program at his discretion (the "Policy"): (i) an amount equal to 5% of the Salary towards savings and risk; (ii) an amount equal to 8 1/3% of the Salary towards severance pay; and (iii) an amount equal to 2.5% of the Salary towards loss of earning capacity. In addition, the Company shall deduct from the Salary an amount equal to 5% of the Salary, which it shall remit to the Policy. Each of us and Mr. Mientkavich shall contribute 7.5% and 2.5%, respectively, of the Salary to an advanced study fund (Keren Hishtalmut Fund) for Mr. Mientkavich.

  Expenses – We shall reimburse Mr. Mientkavich for all expenses incurred in connection with his duties as Chairman, including travel, telephone, and fax, as well as hotel expenses in Tel Aviv due to the fact that he does not reside in Tel Aviv. If required by Mr. Mientkavich, we will make an executive motor vehicle available to him and will cover all expenses in relation thereto.

  Notice period - 3 months notice by us or Mr. Mientkavich.

  Recreation Pay and Sick Leave - as stipulated in accordance with applicable law, calculated for a part time (50%) position and with respect to recreation pay, not less than 14 days per year.

  Annual Leave - 15 days per year, calculated for a part time (50%) position.

  Bonus – at the discretion of the Board. Any such decision would be subject to subsequent approval of the shareholders.

  Options – options to acquire 120,000 of our ordinary shares. The terms of the options are in accordance with our 2003 Employee Stock Option Plan. The options vest over a period of four years from the date of grant, March 11, 2007, at a rate of 25% per year. The options are exercisable at a price per share of $15.53.

          The terms and conditions described above are instead of and not in addition to the annual and per meeting directors remuneration paid to other directors of the Company.

Grant of Letters of Exemption and Indemnification

          In 2001, following the approval of our Audit Committee, Board of Directors and shareholders, and in accordance with the provisions of the Israeli Companies Law, we granted letters of indemnification to our directors and officers. The aggregate indemnification shall not exceed 25% of our shareholders’ equity, as stated in our consolidated financial statements for the year ended December 31, 2000, for all persons and cases to be indemnified. In addition, we undertook to exempt our directors and officers, to the extent permitted by law, from any liability towards us for any damage caused or that may be caused to us by them, if caused or that may be caused following a breach of their duty of care towards us. We continue to grant letters of indemnification and exemption to our directors and officers in accordance with the above terms.

Directors’ and Officers’ Insurance Policy

          In April 2005, following the resolution and recommendation of our Audit Committee and Board of Directors, our shareholders approved and ratified the purchase of a directors’ and officers’ liability insurance policy (the “Policy”) for our directors and officers from ClalInsurance, a related party, and separately approved the application of the Policy to Dori Manor, one of our directors, and any future director or officer of the Company who may currently be considered a “controlling shareholder” under the Israeli Companies Law. The principal terms of the Policy are as follows:

(1)	The initial Policy was for a period beginning on January 1, 2005 and ending on June 30, 2006;

(2)	The coverage under the Policy was limited to $30 million per claim and in the aggregate during the Policy period; and

(3)	The annual premium to be paid with respect to the Policy was approximately $475,000.

          In addition, our shareholders approved: (i) any renewal and/or extension of the Policy for all of our directors and officers; and (ii) the purchase of any other directors’ and officers’ liability insurance policy for our directors and officers upon the expiration of the Policy; provided that any such renewal, extension or purchase referred to in clauses (i) and (ii) above is for the benefit of our previous and/or current and/or future directors and officers, and on terms substantially similar to those of the Policy; and that the premium will not increase by more than 25% in any year, as compared to the previous year.

          We renewed the Policy in June 30, 2006 for a period of 18 months ending in December 2007 at an annual premium of approximately $428,000.

Outstanding Loans to Subsidiaries

          During the period from April 2006 to June 2007, we granted or committed to grant loans in the amount of $7 million to RDC, secured by a pledge of 337,441 ordinary shares of Given Imaging.

          In June 2007, we provided a loan to SELA in the amount of approximately $180,000, replacing guarantees provided by us to SELA's bank during 2006 and 2007.

          During the period from November 2006 to June 2007, we provided loans to Medingo in the aggregate amount of $3 million.

Voting Agreement with DIC Regarding Given Imaging

          On September 29, 2003, we and DIC entered into a voting agreement pursuant to which, among other things, DIC agreed to vote all of its ordinary shares in favor of nominees to the board of directors of Given Imaging proposed by us. The voting agreement is for a term of one year and renews automatically each year thereafter unless terminated by notice of either party to the other party no later than August 30th of each year. By virtue of this agreement, we may be deemed to beneficially own the shares held by DIC in Given Imaging, which together with the shares of Given Imaging that we hold directly and those held by RDC, represents approximately 44% of the outstanding shares of Given Imaging. This agreement was approved by our Audit Committee and our Board of Directors.

Registration Rights Agreement Regarding Given Imaging

          In December 2006, Given Imaging’s Audit Committee and Board of Directors approved a proposed registration rights agreement among Given Imaging, us, DIC and RDC (the “Registration Rights Agreement.” This Registration Rights Agreement is intended to replace earlier registration rights granted by Given Imaging to Elron, DIC, RDC, entities affiliated with OrbiMed Capital LLC and other shareholders before Given Imaging's initial public offering, which earlier rights expired in October 2006.

          This Registration Rights Agreement requires approval by our Audit Committee and by Given Imaging’s shareholders and will be submitted for approval to Given Imaging's shareholders at its next annual meeting of shareholders scheduled to take place on July 18, 2007. Since we, DIC and RDC are considered controlling shareholders under the Israeli Companies Law, the approval of this Registration Rights Agreement requires the vote of a majority of the shares present at the meeting, provided that such majority of each of us, DIC and RDC includes either (i) the affirmative vote (not including abstention votes) of at least one-third of the shares of shareholders (voting in person or by proxy) who do not have a personal interest in the subject matter of the proposed resolution ; or (ii) the total number of shares voted against the approval by shareholders who do not have a personal interest in the subject matter of the proposed resolutions, does not exceed one percent (1%) of the aggregate voting rights in Given Imaging.

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

Voting Agreement with Infinity Regarding BrainsGate

          On July 2005, as part of our investment in BrainsGate, we and Infinity entered into a voting agreement pursuant to which we agreed to vote in concert with each other at meetings of shareholders of BrainsGate. This agreement was approved by our Audit Committee and our Board of Directors as part of our investment in BrainsGate.

Shareholders' Agreement with DIC and CII regarding NetVision

          In January 2007, as part of the merger of NetVision with Barak and GlobCall, we, DIC and CII entered into a shareholders' agreement, pursuant to which we, DIC and CII agreed to vote all of our shares in favor of our respective nominees to the board of directors of NetVision. In addition, we entered into a separate agreement with DIC pursuant to which we agreed to coordinate the appointment of directors on behalf of us and DIC as a group by virtue of which we may be deemed to beneficially own the shares held by DIC in Netvision, which together with the shares we hold represents, as of June 25, 2007, approximately 40% of the outstanding shares of Netvision. This does not include additional shares of Netvision constituting as of June 25, 2007 approximately 11.6% of Netvision’s outstanding shares which DIC has agreed to purchase from another shareholder which purchase has not yet been completed.

          Under the agreement with DIC and CII we, DIC and CII have rights of first refusal and co-sale rights on the sale of our respective shares subject to and in accordance with the mechanisms set forth in the agreement. The agreement shall terminate upon the earlier of our mutual consent or any of us, DIC or CII holding less than 5% of NetVision.

          These agreements were approved by our Audit Committee.

Underwriting Agreement between Starling and Clal Finance Underwriters Ltd. and Epsilon Underwriting and Issuing Ltd. in Connection with Starling's Initial Public Offering

          On May 29, 2007, Starling entered into an underwriting agreement with Clal Finance Underwriters Ltd., or Clal Finance, as lead underwriter, and other sub-underwriters including Epsilon Underwriting and Issuing Ltd., or Epsilon Underwriting., In connection with Starling's initial public offering on the TASE on market - related terms. Both Clal Finance and Epsilon Underwriting are controlled by IDBD. The underwriting agreement was approved by our Board of Directors without the presence of the directors who are directors and officers of DIC, IDBD or IDBH.

Engagement of Epsilon Underwriting in Connection with the Sale of Remainder of Partner shares in December 2006

          In December 2006, we engaged the services of Epsilon Underwriting to broker the sale of all our remaining shares of Partner –See "Item 10-Material Contracts-Sale of Shares of Partner." The engagement was approved by our Board of Directors without the presence of the directors who are directors and officers of DIC, IDBD or IDBH.

C.      Interests of Experts and Counsel

Not applicable.

Item 8.      Financial Information

A.      Consolidated Statements and Other Financial Information

          Our consolidated financial statements and other financial information are incorporated herein by reference to “Item 18 – Financial Statements” below.

Legal Proceedings

Gesser Claim:

During September 1999, we received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint Ltd. (formerly an affiliated company) against us and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint’s substantial assets. The class action claim is for an amount of approximately $158 million, or alternatively, $123 million. The claim alleges that the defendants, by their decisions regarding the sale of Elscint’s assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to purchase from each of the members of the represented class all shares held by them at a price of $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described below (under “Investors’ Claim”). The arrangement provides that if the appeal is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed. In light of the decision on the said appeal by the Supreme Court as described in the following paragraph (under “Investors’ Claim”), we have requested directions from the Court in regard to this action. On June 14, 2007, the Plaintiff notified us that based on the decision of the Supreme Court on December 14, 2006 in respect of the abovementioned appeal, the Plaintiff intends to ask the court to renew the proceedings in the case. We have not yet received such a motion.

Investors’ Claim

          On November 2, 1999, we received a copy of a claim, and a request to approve the claim, as a class action on behalf of some institutional investors, others and those who held shares in Elscint on September 6, 1999. The allegations raised against us and certain of our officers, including former officers, among others, relate to the period prior to the sale of our holdings in Elbit Medical Imaging (“EMI”) (the parent company of Elscint and formerly an affiliated company). The claimants sought a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint’s share at $14 per share or other remedies. On August 16, 2000, the Haifa District Court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and were granted permission to appeal to the Supreme Court in Israel (the “Supreme Court”). On December 14, 2006, the Supreme Court referred the matter back to the Haifa District Court in order to decide whether the claim should be recognized as a class action.. On June 10, 2007, in accordance with the directions of the Haifa District Court issued on April 11, 2007, part of the plaintiffs submitted an updated statement of claim and motion to recognize the claim as a class action. Pursuant to the updated claim, the plaintiffs are no longer seeking an order complelling EMI to execute the alleged buy-out of Elscint’s share at $14 per share but instead are claiming compensation for damages sustained due to the alleged failure of EMI to execute the buy-out, as well as other due to other allegations.

          In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action.

          During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including us and certain of our officers and former officers ) of the action described above and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to recognize the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense.

          We deny all the allegations of these claims, and based on legal advice received, management is of the opinion that we have good defense arguments, which, more likely than not, will cause dismissal of the claims.

Rafael Claim

          In September 20, 2006, Rafael filed a claim with the Tel Aviv District Court against the company’s 100% subsidiary, DEP, and RDC (of which DEP holds 50.1% and Rafael holds 49.9%), requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC, pursuant to an agreement between DEP, RDC and Rafael, to commercialize technologies of Rafael for future development of products for use in non-military markets. In December 2006, DEP and RDC filed statements of defense. The parties have agreed to refer to mediation proceedings. In parallel, the parties are holding informal discussions in an effort to reach a mutually acceptable solution, however, there is no assurance that such discussions will be successful in achieving such a solution.

          Based on legal advice, management is of the opinion that DEP and RDC have good defense arguments, which, more likely than not, will cause dismissal of the claim.

          Other than the above matters, we are not a party to any material litigation.

Dividend Policy

          Currently, we do not have any fixed dividend policy. The declaration of dividends is determined by the Board of Directors, which takes into consideration our financial status, profitability, realization of assets and investment requirements.

B.      Significant Changes

          Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2006.

Item 9.      The Offer and Listing

A.      Offer and Listing Details

Markets and Share Price History

          Our ordinary shares are traded on the Nasdaq Global Select Market and the TASE under the symbol “ELRN.” The following table sets forth, for the periods indicated, the high and low reported sales prices, which reflect the distribution of a dividend of $3.00 per share in 2005, of our ordinary shares on the Nasdaq (in U.S. Dollars) and on the TASE (in NIS):

	NASDAQ	NASDAQ	TASE	TASE
	High	Low		Low
Period	(U.S. $)	(U.S. $)	High (NIS)	(NIS)

2001	20.44	8.37	86.26	41.12
2002	11.77	4.37	54.24	23.40
2003	9.06	3.91	42.53	20.09
2004	12.09	9.2	56.82	43.55
2005	13.09	9.61	60.05	46.41
2006	12.80	8.75	55.79	40.81
First Quarter 2005	13.09	11.51	60.05	54.11
Second Quarter 2005	12.82	9.92	58.68	47.93
Third Quarter 2005	11.55	9.61	55.04	46.52
Fourth Quarter 2005	11.74	9.8	54.01	46.41
First Quarter 2006	11.64	10.4	55.79	50.21
Second Quarter 2006	12.20	9.27	55.63	42.37
Third Quarter 2006	10.75	8.75	47.87	40.81
Fourth Quarter 2006	12.80	10.30	54.98	46.15
December 2006	12.80	12.00	53.97	50.24
First Quarter 2007	13.43	12.02	55.72	50.55
January 2007	13.15	12.12	55.56	51.02
February 2007	13.29	12.58	55.72	52.95
March 2007	13.43	12.02	55.50	50.55
April 2007	16.30	13.08	66.30	55.12
May 2007	17.41	16.33	68.66	62.65

B.	Plan of Distribution

Not applicable.

C.	Markets

          As noted above, our ordinary shares are traded on the Nasdaq Global Select Market and the TASE under the symbol “ELRN.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.      Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Articles of Association; Israeli Companies Law

          Set forth below is a summary of certain provisions of our Memorandum of Association and our Articles of Association. This description is qualified in its entirety by reference to the full text of our Memorandum of Association and our Articles of Association, which are incorporated by reference as exhibits to this Annual Report.

          On October 20, 1961, we became registered as a company with the Registrar of Companies in Israel. Our registration number with the Registrar of Companies is 52-0028036.

          Our shareholders approved the adoption of our Articles of Association in March 2001 and adopted certain procedural amendments thereto in December 2006 (which are reflected in the Articles of Association filed as an exhibit herewith). The objective of Elron as stated in our Articles of Association and in our Memorandum of Association is to engage in any lawful activity.

          We have currently outstanding only one class of securities, our ordinary shares, par value NIS 0.003 per share. No preferred shares are currently authorized.

          Holders of ordinary shares have one vote per share and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. According to our Articles of Association, any modification of the Articles of Association requires the approval of a special majority at a general meeting. A special majority is defined in our Articles of Association as at least a majority of 67% of the shareholders who voted at the general meeting, without taking abstaining votes into account.

          The Israeli Companies Law and our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the Board of Directors, upon at least 21 days’ prior notice to our shareholders. Under Israeli law and regulations and our Articles of Association, notice of the meeting is required to be published in two widely distributed daily newspapers published in Hebrew and to be sent to shareholders whose names appear in the shareholders register if their registered shares are not in Israel. The Israeli Companies Law requires us to issue a voting instrument in order to enable shareholders to vote through a voting instrument, if certain matters are on the agenda of the meeting. No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy. The Israeli Companies Law provides that the record date for the participation of shareholders of a company, such as us, whose shares are traded or registered outside of Israel may be no more than 40, but no less than 4, days prior to the meeting, provided that notice for the meeting is given prior to the record date. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

  amendments to our Articles of Association and our Memorandum of Association;

  appointment or termination of our auditors;

  appointment and dismissal of directors;

  approval of interested party actions and transactions requiring general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law;

  increase or reduction of our authorized share capital and alterations of our share capital;

  a merger as provided in section 320 of the Israeli Companies Law;

  the exercise of the Board of Directors’ powers by a general meeting, if the Board of Directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israeli Companies Law; and

  any matter that is required to be adopted by resolution of a general meeting pursuant to the Israeli Companies Law or in accordance with our Articles of Association.

          An extraordinary meeting of our shareholders will be convened by the decision of the board, or at the request of any two directors or one-quarter of the officiating directors, or by request of one or more shareholders holding at least 5% of the voting rights in our Company. Shareholders requesting an extraordinary meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the Board of Directors must convene an extraordinary meeting and send out notices setting forth the date, time and place of the meeting. Such notice must be given at least 21 days, but not more than 35 days, prior to the extraordinary meeting.

          The Israeli Companies Law codifies the fiduciary duties and duty of care that office holders owe to a company. An office holder is defined in the Israeli Companies Law as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the general manager and (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title. Each person listed in the table in “Item 6—Directors, Senior Management and Employees—Directors and Senior Management” above is an office holder.

          The Israeli Companies Law requires that an office holder of a company promptly disclose, and no later than the first board meeting in which such transaction is discussed, any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the Company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder’s relative. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

          In the case of a transaction in which an officer has a personal interest that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, board approval is required unless the Articles of Association of the company provide otherwise. Our Articles of Association provide that a transaction with one of our office holders or a transaction, in which an office holder has a personal interest which, in each case, is not regarded as an extraordinary transaction, requires the approval of the Board of Directors or the Audit Committee or such other entity empowered by the Board of Directors for such purpose. Our policy, as approved by the Board of Directors, is that any such transaction with a value of less than a $1 million requires approval by the Audit Committee, and any such transaction with a value in excess of $1 million requires approval of the Board of Directors. If the transaction in which an officer has a personal interest is an extraordinary transaction, then, that transaction must also be approved by the Audit Committee and by the Board of Directors.

          Agreements regarding directors’ terms of employment require the approval of the Audit Committee, the Board of Directors and the shareholders. In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she will not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, should a majority of the Audit Committee or of the Board of Directors have a personal interest in the matter, then:

(a)	all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and

(b)	approval of the shareholders at a general meeting is required.

          According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. The term “controlling shareholder” for these purposes, however, also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder or his or her relative has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder, require the approval of a company’s audit committee, the board of directors and the shareholders of the company.

          Such shareholder approval must either include at least one-third of the shares held by disinterested shareholders who participate in the vote (without taking abstaining votes into account), or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than 1% of the voting rights in the company. Under specified circumstances, such shareholder approval is not required.

          Under the Israeli Companies Law, if a private placement: (i) will entail 20% or more of the voting rights of a company prior to the placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not upon market terms and if as a result of the private placement the holdings of substantial shareholder will increase or result in a person becoming a substantial shareholder; or (ii) result in a person becoming a controlling shareholder, then the allotment must be approved by the board of directors and by the shareholders of the company. A “substantial shareholder” is defined as a shareholder that holds 5% or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person. In order for the private placement to be on “market terms,” the board of directors has to determine, on the basis of a detailed examination, that the private placement is on market terms, unless proved otherwise. Any placement of securities that does not fall within the above description may be issued at the discretion of the board of directors.

          Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders when exercising his rights and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

  any amendment to the Articles of Association;

  an increase of the company’s authorized share capital;

  a merger; or

  approval of interested party acts and transactions that require general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law.

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

C.      Material Contracts

         Sale of Shares of Partner

          On April 20, 2005, we completed the sale to Partner of 12,765,190 Partner shares for approximately $94 million, as part of the sale, together with the other Israeli founding shareholders of Partner, of an aggregate of approximately 33.3 million Partner shares to Partner for an aggregate consideration of approximately $245 million, pursuant to the terms of an irrevocable offer letter, dated February 7, 2005. Under the terms of the offer letter, we, Polar Communications Ltd. (“Polar”) and Eurocom Communications Ltd. (“Eurocom”), offered to sell to Partner, severally and not jointly, all of our respective ordinary shares, for aggregate consideration of between NIS 984.6 million ($225.2 million) and NIS 1.02 billion ($233.6 million) (the “Buyback”). Matav Investments Ltd. (“Matav”), the remaining Israeli founding shareholder, had the option to participate in the Buyback, which it exercised. The sale price formula of the Buyback reflected a 10% discount from the 20-trading day volume weighted average market price of the Partner ordinary shares on the TASE prior to the meeting of Partner shareholders in which the Buyback was approved, up to a maximum price of NIS 32.22 per share ($7.37 per share based on the applicable exchange rate of NIS 4.372 per $1.00) but not below NIS 31.04 per share ($7.10 per share based on such exchange rate). The sale was completed at the maximum price per share.

          In December 2006, we completed the sale of all our remaining shares of Partner, constituting approximately 2.5% of Partner’s outstanding share capital, to several Israeli institutional investors for approximately $40 million. This followed the purchase of additional Partner shares in April 2006, then constituting 0.6% of Partner’s then-outstanding shares, from Polar for approximately $5.3 million.

D.      Exchange Controls

          The Israeli Currency Control Law of 1978 imposes certain limitations on foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through “general” and “special” permits. In May 1998, a “general permit” was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments.

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

General Corporate Tax Structure

          Israeli companies are generally subject to company tax at the rate of 31% in 2006 (29% in 2007 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter) of taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below) may be considerably less, or the same in 2010.

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

          Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25% (rather than 31%, in 2006, as stated above) for a period of time termed the benefit period. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

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

          The company tax rate applicable to income earned from Approved Enterprise programs (currently, for programs on which an application for an approved enterprise status was submitted before December 31, 2004) in the benefit period by a company meeting these qualifications is as follows:

% of Foreign	Tax
Ownership	Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

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

          The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally 15% as compared to 25% (or compared to 20% from January 1, 2006 if the dividend recipient is not a substantial shareholder – shareholders owning, directly or indirectly, 10% or more of our outstanding voting capital) for individuals or an exemption for companies), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the limitation does not apply if the company qualifies as a foreign investors’ company. This tax must be withheld by such company at the source, regardless of whether the dividend is converted into foreign currency.

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

          On April 1, 2005, an amendment to the Investment Law came into force, that revamps the Israeli tax incentives for future industrial and hotel investments (“2005 amendment”). A tax "holiday" package can now be elected for up to 15 years for a “Privileged Enterprise” as defined in the 2005 amendment, if certain conditions are met, without needing to obtain approval. The extent of the tax benefits available depends mainly upon the level of foreign investment and the geographical location of the "Privileged Enterprise".

          The 2005 amendment became effective on April 1, 2005. Taxpayers may, under certain conditions, claim Privileged Enterprise status for new and expanded enterprises with respect to 2004 or subsequent years, unless the Investment Center granted such taxpayer Approved Enterprise status prior to December 31, 2004.

           Subject to certain conditions, various alternative tax-only benefit packages can now be elected with respect to investments in a “Privileged Enterprise.” Companies in industry or tourism in Israel may elect between:

  Tax “holiday” package for a “Privileged Enterprise”: a tax exemption applies to undistributed profits for two to fifteen years depending on geographical location of the “Privileged Enterprise” and the level of foreign ownership. Company tax rates of between 10% and 25% apply to distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is seven to fifteen years; or

  Grant / Reduced tax package for an “Approved Enterprise”: Fixed asset grants up to 24% for enterprises in a development area and reduced company tax rates between 0% and 25% for seven to 15 years.

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

Capital Gains Tax

          Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31 2002 is taxed at the marginal rate of up to 49% for individuals and 31% for corporations (in 2006). Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets (including non traded shares) acquired after that date has been reduced to 25% with respect to companies and 20% with respect to individuals; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after the date that the asset was held.

          Under current law, as of January 1, 2006, the Israeli tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares, unless such companies were subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of an amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). The taxable real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the event the above mentioned calculation creates a loss, such loss can only be offset against a capital gain from other traded securities according to the provisions of the Israeli law. The amount of the loss is limited to the difference between the adjusted average value and the value of the shares at the date of sale.

Employee Stock Options

          Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

          (a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted (as of January 1, 2006, a period of 12 months commencing from the date of which the options were granted ; or

          (b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate ( including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option) upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. (On the capital profit the optionee is not required to make payments to the National Insurance Institute and health tax.) In this track, on the capital profit, the Company may not recognize expenses pertaining to the options for tax purposes but may do so on the income portion. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the end of the year in which the options were granted or 30 months commencing from the date of which the options were granted (with respect to options granted from January 1, 2006, a period of 24 months commencing from the date of which the options were granted); or

          (c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 49% tax) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% on the capital profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date.

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

          The above rules apply only to employees, including office holders but excluding controlling shareholders.

          Controlling shareholders will be taxable under section 3i to the tax ordinance, according to which, the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 49%) on the profit upon the sale of the underlying shares.

U.S.-Israel Tax Treaty

          Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (a “Treaty U.S. Resident”) will not be subject to Israeli capital gains tax unless (a) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (b) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of shares by a Treaty U.S. Resident who is an individual and was present in Israel for more than 183 days during the relevant taxable year or who holds, directly or indirectly, shares representing 10% or more of the voting power of a company at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable, unless the following mentioned exemption from capital gain tax for shares listed on the Tel Aviv Stock Exchange applies; however, in case under the U.S.-Israel Tax Treaty and the Israeli tax law a Treaty U.S. Resident will be subject to capital gain tax in Israel, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Non-Residents

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel and capital gain as mentioned above. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 20% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. For example, the tax rate would be 12.5% if the non-resident is a company which holds 10% or more of our voting power (during the part of our tax year which precedes the date of payment of the dividend and during the entire prior tax year) which pursuant to the U.S.-Israel Tax Treaty. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States will be 25%. However, under the Investment Law, dividends generated by an Approved Enterprise in any case are taxed at the rate of 15%. In addition, if our ordinary shares are traded on the TASE (or listed on a recognized stock exchange outside of Israel), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax.

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

          Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (a "Non-U.S. holder") and considers only U.S. holders that will own the ordinary shares as capital assets (generally, for investment).

          This discussion is based on current provisions of the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding our ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders that acquired our ordinary shares upon the exercise of employee stock options or otherwise as compensations, U.S. holders whose functional currency is not the U.S. Dollar, insurance companies, tax-exempt organizations, financial institutions, grantor trusts, certain former citizens or long-term residents of the United States, real estate investment trusts, regulated investment companies and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold our ordinary shares through, a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws considered in this discussion.

          You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign tax consequences to you of purchasing, holding or disposing of our ordinary shares.

Taxation of Distributions on Ordinary Shares

Subject to the discussion below under “Tax Consequences If We Are a Passive Foreign Investment Company,” a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described above under “Taxation of Non-Residents.” Dividends that are received by U.S. holders that are individuals, estates or trusts may be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Select Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend if (i) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (ii) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our ordinary shares in such taxable year or in the following taxable year would not be qualified dividends (see discussion of our PFIC status below under the heading “Tax Consequences If We Are a Passive Foreign Investment Company”). In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

          The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of our ordinary shares.

          Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom) based upon the exchange rate in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

          Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit are complex and include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income”(and, for tax years beginning after December 31, 2006, as “general category income”). In addition, a U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.

Taxation of the Disposition of Ordinary Shares

          Subject to the discussion below under “Tax Consequences If We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains are currently taxable at a maximum rate of 15% for taxable years beginning on or before December 31, 2010. Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed as ordinary income (currently up to a maximum rate of 35%). Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Tax Consequences If We Are a Passive Foreign Investment Company

          We will be a PFIC if either (i) 75% or more of our gross income in a taxable year is passive income or (ii) the average percentage (by value) in a taxable year of our assets that produce, or are held for the production of, passive income, is at least 50%. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed.

          The “QEF” regime applies (to the exclusion of the “excess distribution” regime, described below) if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares during which we are a PFIC, and if we comply with certain reporting requirements. If the QEF regime applies, then each taxable year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income and decreased by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. Generally, a QEF election allows electing U.S. holders to treat any gain realized on the disposition of their ordinary shares as capital gain.

          Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC and can be revoked only with the consent of the IRS . A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a U.S. holder who is a shareholder in a PFIC must file a completed IRS Form 8621 every year.

          If a QEF election is made by the U.S. holder after the first taxable year in which the U.S. holder holds our ordinary shares during which we are a PFIC, then both the QEF regime and the excess distribution regime, defined below, will apply simultaneously unless the U.S. holder makes a special election.

          A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are"marketable stock" (e.g., "regularly traded" on the NASDAQ Global Select Market). Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year in which we are a PFIC, and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

          Under the mark-to-market election, as long as we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. Any loss on the disposition of our ordinary shares in excess of previous net mark-to-market gains is generally considered a capital loss. The mark-to-market election applies to the taxable year for which the election is made and all later taxable years in which we are a PFIC, unless the ordinary shares cease to be marketable or the IRS consents to the revocation of the election.

          If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

          A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (i) a distribution with respect to shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder’s holding period for our shares and (ii) 100% of the gain from the disposition of our shares (including gain deemed recognized if the ordinary shares are used as security for a loan).

          Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year, as well as amounts allocated to taxable years prior to the first taxable year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to each of the other taxable years would be taxed at the highest tax rate applicable to ordinary income for that taxable year and the U.S. holder also would be liable for interest on the deferred tax liability for such taxable year calculated as if such liability had been due with respect to such taxable year. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current taxable year under the normal tax rules of the Code. A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who was not a nonresident alien and did not make either of the elections described above) is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

          Following the sale of our shares in Elbit Systems in 2004, we announced that, as a result of the transaction, we may be characterized as a PFIC for U.S. federal income tax purposes for 2004. Following a review of our position and consulting with our advisors on this matter and based on certain assumptions and facts known at that time (which we believe have not changed), we believe there is substantial authority for the position that we can rely on the “change of business” exception to PFIC status provided under Code Section 1298(b)(3). Substantial authority is generally sufficient to support a return reporting position. Pursuant to this exception, in order to avoid PFIC status in 2004, among other requirements, we cannot be a PFIC in 2005 or 2006 or in any taxable year prior to 2004 (which we believe was not the case).

          We believe that in 2005 and 2006 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our analysis is based, among others, upon certain assumptions and methodologies with respect to the values that we have used, our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we held; and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.

          We cannot assure you that the IRS will not challenge our assumptions and methodologies. If the IRS were to challenge successfully such assumptions or methodologies, we could potentially be classified as a PFIC for 2006 or prior taxable years.

          In view of the above, we believe that there is substantial authority for the position that the “change of business” exception was ultimately satisfied for 2004. (As noted above, substantial authority is generally sufficient to support a return reporting position.) However, we cannot assure shareholders that the IRS will not challenge our reliance on the "change of business" exception or our assumptions used in determining our percentage of passive assets and income.

If there are such challenges, we could be classified as a PFIC for 2004, even if we are not a PFIC in 2005 and 2006. Furthermore, there can be no assurance that we will not become a PFIC in the future.

          With respect to subsequent taxable years, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. As described above, the tests are impacted, by, among other factors, changes in value of our group companies which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies. Accordingly, there can be no assurance that we will not become a PFIC for the current fiscal taxable year ending December 31, 2007 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to “mark to market” the ordinary shares or to become subject to the “excess distribution” regime.

          U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making the QEF election or the mark-to-market election.

Information Reporting and Backup Withholding

          A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

Non-U.S. Holders of Ordinary Shares

          Except as provided below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

          Non-U.S. holders generally are not subject to information reporting or backup withholding with respect to the payment of dividends on, or the proceeds from the disposition of, ordinary shares, provided that the non-U.S. holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

F.      Dividends and Paying Agents

Not applicable.

G.      Statement by Experts

Not applicable.

H.      Documents on Display

          We are required to file reports and other information with the SEC, under the Exchange Act and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as U.S. companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC on Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

          You may read and copy any document we file with the SEC without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, certain of our filings are available to the public at the SEC’s website at www.sec.gov. We also generally make available on our own web site (www.elron.com) all our quarterly and year-end financial statements as well as other information. Our website is not part of this Annual Report.

          Descriptions of contracts or other documents in this Annual Report are necessarily summaries. If the contract or document described is filed as an exhibit to this Annual Report, you should refer to the exhibit for the complete text of such contract or document.

I.      Subsidiary Information

Not applicable.

Item 11.      Quantitative and Qualitative Disclosures About Market Risk

          For disclosures regarding our market risk exposures, see, Item 5 Operating and Financial Review and Prospects – Liquidity and Capital Resources – Quantitative and Qualitative Disclosures about Market Risk" above, which is hereby incorporated herein by reference.

Item 12.      Descriptions of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.      Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T.    Controls and Procedures

a. Disclosure Controls and Procedures

          The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2006. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2006, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

b. Management’s Annual Report on Internal Control over Financial Reporting

          The Company’s management, under the supervision of its chief executive officer and its chief financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company and its subsidiaries. Based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework, which was issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed the Company’s internal control over financial reporting as effective as of December 31, 2006.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

c. Changes In Internal Control Over Financial Reporting

          No change in the Company’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the year ended December 31, 2006, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.      [Reserved]

Item 16A.    Audit Committee Financial Expert

          The Board of Directors has determined that Mr. Yaacov Goldman is the “audit committee financial expert” serving on its Audit Committee. Mr. Goldman is “independent” as defined in Rule 4200 of the NASDAQ Marketplace Rules.

Item 16B.    Code of Ethics

          We have adopted a Code of Ethics and Business Conduct that is applicable to our employees, officers and directors. A copy of the Code of Ethics and Business Conduct was filed as an Exhibit 11.1 to our Annual Report on Form 20-F, filed with the SEC on June 29, 2004, and it is also available on our website at www.elron.com.

Item 16C.    Principal Accountant Fees and Services

          The following table sets forth the total remuneration that was paid by us and our subsidiaries to our principal accountants Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) in each of our previous two fiscal years:

	2005	2006
	(in thousands of U.S. $)

Audit Fees (1)	269	309
Tax Fees (2)	144	57
Audit-Related Fees(3)	-	50
All Other Fees (4)	20	36
Total	433	452

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

(3) Audit-Related Fees include fees billed for accounting consultations related to accounting, financial reporting or disclosure matters not classified as "Audit services"; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; and assistance with internal control reporting requirements.

(4) All Other Fees consists of services relating to Elron's status under the PFIC rules.

Our audit committee’s policy is to pre-approve each audit and non-audit service to be performed by our independent auditors for us and our subsidiaries.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

          In November 2006, DIC purchased 352,183 of our ordinary shares for $12 per share, net to the seller in cash, less any required withholding taxes and without interest pursuant to its tender offer for our ordinary shares commenced on October 26, 2006. As a result, DIC increased its holding in Elron from approximately 47.6% to approximately 48.8%.

          On May 16, 2007, DIC filed with the SEC, a preliminary statement on a Schedule TO-C in connection with a prospectus filed by DIC on May 15, 2007 (in Hebrew) with the Israeli Securities Authority and the TASE stating that it is considering purchasing additional shares of Elron, representing up to approximately 10% of our outstanding shares, by way of a tender offer or in another manner. No timing, size or terms of such purchase have been determined and there is no assurance that such purchase will take place.

          Except for these purchases, neither we nor any affiliated purchaser purchased any of our equity securities during the period covered by this Annual Report.

PART III

Item 17.      Financial Statements

Not applicable.

Item 18.      Financial Statements

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report and follow the certifications following the signature page of this Annual Report.

Item 19.      Exhibits

Exhibit No.	Exhibit

1.1	Articles of Association (English translation), consolidated version including amendments approved by the Company’s shareholders on December 28, 2006.

1.2

Memorandum of Association of Elron Electronic Industries Ltd., incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the SEC on June 8, 2001.

4.1

Joint Venture Agreement, dated as of April 1993, among Discount Investment Corporation Ltd., PEC Israel Economic Corporation, Rafael Armament Development Authority Ltd. and Galram Technology Industries Limited, incorporated by reference to Exhibit 10.4 to Amendment No. 5 to the Company’s Registration Statement on Form F-4, filed with the SEC on March 14, 2002.

4.2	Form of Share Purchase Agreement in connection sale of shares of Partner Communications Company Ltd. in December 2006.

8.1	List of subsidiaries.

11.1	Code of Ethics, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2004.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd., dated June 25, 2007.

15.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elbit Systems Ltd., dated June 25, 2007.

15.3	Consent of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, for A.M.T. Advanced Metal Technologies Ltd., dated June 25, 2007.

15.4	Consent of Somekh Chaikin, a member firm of KPMG International, for Given Imaging Ltd., dated June 25, 2007.

15.5	Consent of PricewaterhouseCoopers LLP for ChipX Incorporated, dated June 25, 2007..

15.6	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for ChipX (Israel) Ltd., dated June 25, 2007.

15.7	Consent of Kesselman & Kesselman CPA (Isr.), a member of PricewaterhouseCoopers International Limited, for Notal Vision, Inc., dated June 25, 2007.

15.8	Consent of PriceWaterhouseCoopers LLP for Oncura, Inc., dated June 25, 2007.

*	This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: June 27, 2007	ELRON ELECTRONIC INDUSTRIES LTD.

	By:	/s/ Doron Birger
	Name:	Doron Birger
	Title:	President & Chief Executive
Officer

	By:	/s/ Rinat Remler
	Name:	Rinat Remler
	Title:	Vice President & Chief Financial
Officer

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED

FINANCIAL STATEMENTS

As of December 31, 2006

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

ERNST & YOUNG	▪	Kost Forer Gabbay & Kasierer 21 Aminadav St. Tel-Aviv 67067, Israel	▪	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.

          We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $ 25.8 million and $ 46.2 million as of December 31, 2006 and 2005, respectively, and the Company’s equity in their income (losses) amounted to $ (0.3) million, $ (9.1) million and $ 1.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

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

          In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(s) to the consolidated financial statements, in 2006, the Company adopted Statement of Financial Accounting Standard 123 (revised 2004), “Share-Based Payment”, using the modified prospective method. As discussed in Note 2(i) to the consolidated financial statements, effective October 1, 2004, the Company adopted the provisions of EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock”.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER

April 15, 2007	A Member of Ernst & Young Global

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

		December 31,

	Note	2006	2005

ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	$52,954	$26,520
Short-term investments	5	19,917	54,661
Available for sale marketable securities	6	55,862	62,617
Trade receivables (net of allowance of doubtful accounts of $0 and $426 at December 31, 2006 and 2005, respectively)*		642	6,440
Other receivables and prepaid expenses *		3,043	2,846
Inventories		1,615	2,117

Total current assets		134,033	155,201

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies	7	100,392	102,780
Investments in other companies and long-term receivables *	8	68,215	73,931
Deferred taxes	14	9,182	6,521
Severance pay deposits		1,662	1,971

Total investments and long-term receivables		179,451	185,203

PROPERTY AND EQUIPMENT, NET	9	7,223	7,809

INTANGIBLE ASSETS	10
Goodwill		2,742	2,742
Other intangible assets		2,800	2,818

Total intangible assets		5,542	5,560

Total assets		$326,249	$353,773

*

Includes short-term receivables from related parties in the aggregate amount of $95 and $5,043 as of December 31, 2006 and 2005, respectively, and long-term receivables from related parties in the aggregate amount of $467 and $434 as of December 31, 2006 and 2005, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

		December 31,

	Note	2006	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans from banks and others	11	$1,891	$3,808
Current maturities of long-term loans from banks and others	13	2,249	2,065
Trade payables		2,988	2,146
Other payables and accrued expenses	12	13,407	11,025

Total current liabilities		20,535	19,044

LONG-TERM LIABILITIES
Long-term loans from banks and others	13	2,113	1,477
Accrued severance pay and retirement obligations		2,209	2,635
Deferred taxes	14	1,408	9,494

Total long-term liabilities		5,730	13,606

CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS	15

MINORITY INTEREST		2,480	19,007

SHAREHOLDERS’ EQUITY:	16
Ordinary shares of NIS 0.003 par value; Authorized: 35,000,000 shares as of December 31, 2006 and 2005; Issued and outstanding: 29,592,748 and 29,483,455 shares as of December 31, 2006 and 2005, respectively;		9,573	9,572
Additional paid-in capital		272,930	271,132
Accumulated other comprehensive income	24	1,298	10,741
Retained earnings		13,703	10,671

Total shareholders’ equity		297,504	302,116

Total liabilities and shareholders’ equity		$326,249	$353,773

The accompanying notes are an integral part of the consolidated financial statements.

April 15, 2007

Date of approval of the financial statements	Arie Mientkavich Chairman of the Board of Directors	Avraham Asheri Director	Doron Birger President & Chief Executive Officer

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

		Years ended December 31

	Note	2006	2005	2004

INCOME
Net revenues*		$12,863	$12,646	$11,265
Equity in losses of affiliated companies	18	(17,740)	(17,522)	(10,492)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	19	2,547	23,328	132,396
Other income , net	20	29,310	58,648	4,749
Financial income , net	21	4,051	5,483	1,433

		31,031	82,583	139,351

COSTS AND EXPENSES

Cost of revenues		6,625	7,907	6,791
Research and development costs, net		11,758	6,163	2,889
Marketing and selling expenses, net		4,717	2,386	1,311
General and administrative expenses		12,995	9,249	12,292
Amortization of intangible assets		18	392	142
Impairment of intangible assets	10	—	—	4,192

		36,113	26,097	27,617

Income (loss) before taxes on income		(5,082)	56,486	111,734
Taxes on income	14	(1,110)	(10,461)	(15,101)

Income (loss) after taxes on income		(6,192)	46,025	96,633
Minority interest in losses (income) of subsidiaries		9,224	5,160	(4,135)

Net income from continuing operations		3,032	51,185	92,498
Net loss from discontinued operations**	22	—	(3,850)	(8,365)

Net income		$3,032	$47,335	$84,133

Net income per share	17
Basic:
Income from continuing operations		$0.10	$1.74	$3.26
Loss from discontinued operations		$—	$(0.13)	$(0.39)

Net income		$0.10	$1.61	$2.87

Diluted :
Income from continuing operations		$0.07	$1.73	$3.25
Loss from discontinued operations		$—	$(0.13)	$(0.39)

Net income		$0.07	$1.60	$2.86

Weighted average number of Ordinary shares used in computing basic net income per share (thousands)		29,532	29,437	29,266

Weighted average number of Ordinary shares used in computing diluted net income per share (thousands)		29,624	29,550	29,385

*

Includes revenues from related parties in the amount of $6,699, $8,046 and $7,182, for the years ended December 31, 2006, 2005 and 2004, respectively. (See Note 3(b) regarding the sale of Oncura by Galil)

**	Includes revenues from related parties in the amount of $174 and $1,298, for years ended December 31, 2005 and 2004, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENT OF SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity	Total comprehensive income

Balance as of January 1, 2004	29,206,845	9,572	267,113	51,792	(32,347)	296,130

Exercise of options	207,579	—	2,097	—	—	2,097
Stock-based compensation	—	—	545	—	—	545
Tax benefit in respect of options exercised	—	—	250	—	—	250
Other comprehensive income (loss), net of tax:
Unrealized gains on available for sale securities	—	—	—	8,489	—	8,489		8,489
Reclassification adjustment for gain realized included in net income	—	—	—	(3,582)	—	(3,582)		(3,582)
Foreign currency translation adjustments	—	—	—	202	—	202		202
Unrealized gain on derivative instruments in affiliated company	—	—	—	84	—	84		84
Reclassification adjustments for loss on derivative instruments, minimum pension liability and foreign currency translation adjustments, included in net income due to sale of affiliated companies	—	—	—	732	—	732		732
Net income	—	—	—	—	84,133	84,133		84,133

Balance as of December 31, 2004	29,414,424	9,572	270,005	57,717	51,786	389,080
Total comprehensive income								$90,058

Exercise of options	69,031	—	697	—	—	697
Stock-based compensation	—	—	405	—	—	405
Tax benefit in respect of options exercised	—	—	25	—	—	25
Dividend paid	—	—		—	(88,450)	(88,450)
Other comprehensive income (loss), net of tax:
Unrealized loss on available for sale securities	—	—	—	(10,450)	—	(10,450)		(10,450)
Reclassification adjustment for gain realized and other than temporary impairment included in net income	—	—	—	(36,335)	—	(36,335)		(36,335)
Foreign currency translation adjustments	—	—	—	(191)	—	(191)		(191)
Net income	—	—	—	—	47,335	47,335		47,335

Balance as of December 31, 2005	29,483,455	$9,572	$271,132	$10,741	$10,671	$302,116

Total comprehensive income								$359

Exercise of options	109,293	1	527	—	—	528
Stock-based compensation	—	—	344	—	—	344
Capital transaction in affiliated company (gain on purchase by affiliate of its subsidiary’s preferred stock)	—	—	927	—	—	927
Other comprehensive income (loss), net of tax:
Unrealized gain on available for sale securities	—	—	—	6,493	—	6,493	$
Reclassification adjustment for gain realized and other than temporary impairment included in net income	—	—	—	(16,645)	—	(16,645)		(16,653)
Foreign currency translation adjustments	—	—	—	709	—	709		709
Net income	—	—	—	—	3,032	3,032		3,032

Balance as of December 31, 2006	29,592,748	$9,573	$272,930	$1,298	$13,703	$297,504

Total comprehensive loss								$(12,912)

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,032	$47,335	$84,133
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in losses of affiliated companies	17,740	17,522	10,492
Dividend from affiliated companies	—	—	1,719
Minority interest in income (losses) of subsidiaries	(9,224)	(5,160)	4,135
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	(2,547)	(23,328)	(132,396)
Gain from sale of investments in available for sale securities	(24,899)	(56,515)	(5,360)
Gain from settlement of a subsidiary’s loan	(2,708)	—	—
Gain from disposal of businesses included in discontinued operations	—	(213)	—
Depreciation and amortization	1,192	1,513	1,868
Impairment of intangible assets and property and equipment	—	—	7,097
Impairment of goodwill	—	1,329	1,980
Decline in value of other investments	—	636	803
Equity in losses (gains) of partnerships	672	(174)	7
Stock based compensation and changes in liability in respect of call options	771	(811)	3,033
Deferred taxes, net	(4,243)	(7,288)	(2,409)
Changes in operating assets and liabilities
Increase in trade receivables	(457)	(947)	(139)
Decrease (increase) in other receivables and prepaid expenses	(738)	(38)	88
Decrease (increase) in trading securities, net	(2)	4	5
Decrease (increase) in inventories and contracts-in-progress	(1,069)	(519)	333
Increase (decrease) in trade payables	2,589	(834)	(1,184)
Increase (decrease) in other payables and accrued expenses (mainly provision for income taxes)	7,195	(12,139)	16,935
Other	843	(753)	(552)

Net cash used in operating activities	(11,853)	(40,380)	(9,412)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in affiliated companies	(18,395)	(3,823)	(57,916)
Proceeds from sale of affiliated companies shares	992	10,522	211,360
Cash and cash equivalents resulting from newly consolidated subsidiaries(Schedule A)	—	—	247
Change in cash and cash equivalents resulting from disposal of businesses and decrease in holdings in formerly consolidated subsidiaries (Schedule B)	(808)	1,800	—
Investment in other companies	(25,153)	(27,651)	(15,264)
Proceeds from sale of investments in other companies	—	237	—
Proceeds from repayment of loan from an affiliate	—	2,253	—
Proceeds from sale of available for sale securities	82,332	119,888	8,062
Investments in deposits	(40,183)	(59,185)	(105,378)
Investment in available for sale securities	(35,377)	(35,405)	(43,000)
Proceeds from deposits	72,878	105,802	33,345
Purchase of property and equipment	(1,308)	(995)	(728)
Proceeds from sale of property and equipment	19	197	—
Purchase of treasury stock from the minority by a subsidiary	—	(823)	—

Net cash provided by investing activities	34,997	112,817	30,728

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from options exercised	527	697	2,097
Proceeds from exercise of options in a subsidiary	—	8	—
Receipt of long-term loans from banks	—	—	519
Repayment of long-term loans	(105)	(777)	(50,677)
Increase (decrease) in short-term bank loan, net	208	(1,079)	(15,842)
Receipt of short-term loans, convertible loans and long-term loans from minority shareholders of a subsidiary	2,660	1,003	1,539
Issuance expenses in a subsidiary	—	(75)	(180)
Issuance of shares to the minority of a subsidiary	—	145	—
Dividend paid	—	(88,450)	—
Dividend to minority shareholders of a subsidiary	—	—	(67)

Net cash used in financing activities	3,290	(88,528)	(62,611)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	26,434	(16,091)	(41,295)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	26,520	42,611	83,906

	52,954	26,520	42,611
LESS CASH AND CASH EQUIVALEMENTS ATTRIBUTED TO DISCONTINUED OPERATIONS	—	—	(514)

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$52,954	$26,520	$42,097

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2006	2005	2004

Supplemental cash flow information:
Cash paid during the year for:
Income taxes	$794	$30,591	$172

Interest	$69	$203	$1,044

Proceeds from sale of an affiliate not yet received	$—	$1,958	$—

Proceeds from sale of an affiliate received in Zoran shares	$—	$7,700	$—

	Year ended December 31,

SCHEDULE A:	2006	2005	2004

Change in cash and cash equivalents resulting from newly consolidated subsidiaries
Assets and liabilities at date of sale:
Working capital deficiency, net (except cash and cash equivalents)	$—	$75	$1,071
Deposits	—	—	(31)
Property and equipment	—	(14)	(618)
Intangible assets	—	(237)	(1,350)
Accrued severance pay, net	—	27	—
Long-term liabilities	—	—	431
Investment at equity prior to acquisition	—	—	678
Minority interests	—	—	66
Liability incurred	—	149	—

Cash and cash equivalents acquired	$—	$—	$—

	Year ended December 31,

SCHEDULE B:	2006	2005	2004

Change in cash and cash equivalents resulting from disposal of businesses and decrease in holdings in formerly consolidated subsidiaries
Assets and liabilities at date of sale:
Working capital (working capital deficiency), net (except cash and cash equivalents)	$2,826	$(671)	$—
Investment in affiliated Company	13,207	—	—
Property and equipment	709	40	—
Intangible assets	—	2,389	—
Minority interest	(7,403)	—	—
Accrued severance pay, net	(215)	(171)	—
Gain resulting from sale of businesses	—	213	—

Long term loans	(1,401)	—	—

Securities received:
Other investments	(1,713)	—	—
Investment in affiliated Companies	(6,818)	—	—

Net increase (decrease) in cash and cash equivalents	$(808)	$1,800	$—

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.

Elron Electronic Industries Ltd. (“Elron” or “the Company”), an Israeli corporation, is a high technology operational holding company. Elron’s global business is conducted through subsidiaries and affiliates, primarily in the fields of medical devices, communications, semiconductors, software products and services and clean technology.

b.

In May 2005 Discount Investment Corporation Ltd. (“DIC”) purchased an additional 1.8% of the Company’s shares and increased its holdings in the Company’s shares from approximately 46% to approximately 48%. In addition, on November 30, 2006, as part of a tender offer to purchase up to 4,440,000 ordinary shares of Elron for $12 per share, DIC purchased an additional 1.2% of the Company’s outstanding shares. Following the above additional purchases of the Company’s shares in 2006, DIC’s interest in the Company increased from approximately 48% to approximately 49% of the Company’s outstanding shares.

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

The financial statements have been prepared in U.S. dollars, since the currency of the primary economic environment in which the operations of the Company, its principal subsidiaries and affiliates are conducted is the U.S. dollar. Most of the Company’s assets and liabilities are in U.S. dollars, sales of its subsidiaries, affiliates and other companies are mainly in U.S. dollars and its investments are mainly done in U.S. dollars. Therefore, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

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

The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation. The minority interest amount adjusts the consolidated net income (loss) to reflect only the Company’s share in the earnings or losses of any consolidated company. However, when the minority investment is in the form of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses are not allocated to such minority interest in order not to reduce the carrying amount of the minority investment beyond the lower of the amount invested or liquidation value.

The Company applies the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 provides a framework for identifying variable interest entities (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

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

As of the balance sheet dates the significant subsidiaries whose balances and results are consolidated are:

	December 31,

	2006	2005

	% of outstanding share capital

Elbit Ltd. (“Elbit”)	100	100
DEP Technology Holdings Ltd. (“DEP”)	100	100
RDC Rafael Development Corporation Ltd. (“RDC”)	50.1	50.1
Galil Medical Ltd. (“Galil”)(1)	—	59.1
Mediagate Ltd. (“Mediagate”)	100	100
SELA Semiconductors Engineering Laboratories Ltd. (“SELA”)	65.9	66.2
Starling Advanced Communications Ltd. (“Starling”)	72.4	66.5
3DV Systems Ltd. (“3DV”)(2)	—	88.7
Enure Networks Ltd. (“Enure”)(3)	—	57.2
Medingo Ltd. (“Medingo”)	100	—

(1) Through December 8, 2006 (see Note 3(b)).

(2) Through December 12, 2006 (see Note 3(d)).

(3) Through August 10, 2006 (see Note 3(c)).

d.	Business combinations

Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of each acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the identifiable net assets acquired has been recorded as goodwill.

e.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash and have original maturities of three months or less at the date acquired.

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

Certain marketable securities accounted for under SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, (“SFAS 115”) are classified as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income, a separate component of shareholders’ equity. Realized gains and losses on sales of investments, and a decline in value which is considered as other than temporary, are included in the consolidated statement of operations. The Company considers a decline in value to be other than temporary with regard to available-for-sale marketable debentures when the fair value is lower than cost for a continuing period which exceeds six months when no indicators to the contrary exist and when the Company does not intend to hold the debentures until maturity.When computing realized gain or loss, cost is determined on an average basis. Interest and amortization of premium and discount on debt securities are recorded as financial income.

	h.	Inventories and contracts in progress

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items and technological obsolescence.

Cost is determined as follows:
Raw materials - using the “first in, first out” method.
Finished Products – on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs. Cost is measured on an average basis.

	i.	Investments in companies

Investments in common stock or in-substance-common stock of entities in which the Company has significant influence but less than a controlling voting interest are accounted for using the equity method (“affiliated companies”) (see below for provisions of EITF 02-14). Significant influence is presumed to exist when the Company holds between 20%-50% of the investee’s voting instruments. However, whether or not the Company has significant influence depends on evaluation of certain factors including among others, the Company’s representation on the investee’s board of directors, agreements with other shareholders, additional voting rights, participation in policy making processes, existence of material intercompany transactions, technological dependency and the extent of ownership by the Company in relation to the concentration of other shareholders.

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

In July 2004, the Emergency Issued Tax Force (“EITF”) reached a consensus on Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”). EITF 02-14 states that the Company must apply the equity method of accounting to investments in common stock and in in-substance-common stock if it has the ability to exercise significant influence over the operating and financial policies of the investee.

EITF 02-14 defines in-substance-common stock as an investment with similar risk and reward characteristics to common stock. The provisions of EITF 02-14 were effective since the beginning of the fourth quarter of 2004. Upon adoption of EITF 02-14, the Company evaluated all of its investments at the adoption date and concluded that as a result of the adoption of EITF 02-14 no change should be made to its then implemented accounting treatment.

The Company applies EITF 02-18 “Accounting for Subsequent Investments in an Investee after suspension of Equity Method Loss Recognition” (“EITF 02-18”) in cases where the Company suspended equity method loss recognition in a certain investee, and it subsequently invests in the aforementioned investee (not resulting in the ownership interest increasing from one of significant influence to one of control). If the additional investment, in whole or in part, represents, in substance, the funding of prior losses, the Company recognizes previously suspended losses up to the amount of the additional investment determined to represent the funding of prior losses. Whether the investment represents the funding of prior losses, however, depends on the facts and circumstances.

In circumstances where the Company’s ownership in an affiliate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular affiliate’s security or loan held by the Company to which the equity method are being applied.

The excess of the investment over the proportional fair value of net tangible assets of the investee is attributed to goodwill, technology and other identifiable intangible assets. Technology and other identifiable intangible assets are amortized over a weighted averaged period of approximately 11 years, commencing from the acquisition date. Goodwill embedded in an equity method investment is not amortized. Instead it is subject to an other than temporary impairment assessment together with the entire carrying value of the investment

Gains arising from issuance of common or in substance common shares by affiliated companies to third parties are recorded as income in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to Staff Accounting Bulletin (“SAB”) No. 51 “Accounting for Sales of Stock by a Subsidiary”.

When an investment in common stock or in-substance common stock, that was previously accounted for on other than the equity method, becomes qualified for use of the equity method by an increase in level of ownership, the equity method of accounting is applied retrospectively and financial statements of prior periods are adjusted accordingly.

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

Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, budget versus actual results, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, failure of research and development efforts, extremely negative deviation from the business plan, credit defaults, specific conditions affecting the investment such as in the industry or in geographic area and subsequent rounds of financings at an amount below the cost basis of the investment. This list of factors is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

	j.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Building	4
Computers, Machinery and Furniture	6 - 33
Motor vehicles	15
Leasehold improvements	over the term of the lease

k.	Impairment and disposal of long-lived assets

The Company and its subsidiaries’ long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. Assets held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

See Note 10(5) regarding impairment of intangible assets.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	l.	Intangible assets

Intangible assets include mainly technology, goodwill and other identifiable intangible assets acquired in connection with a businesses combination. Technology and other identifiable intangible definite lived assets are amortized over their estimated useful lives.

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

SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of the unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

Fair value of the company’s reporting unit is determined using market capitalization.

In 2004 and 2005 when performing the first phase of the goodwill impairment test, the fair value of the systems and projects segment (reporting unit) of Elron Telesoft Ltd. and Elron Telesoft Export (“The ET Group”), which is included in discontinued operations, was found to be lower than its carrying value. Therefore the second phase of the goodwill impairment test was then performed and as a result goodwill was written down by $1,980 in 2004 and $1,300 in 2005. The fair value of the reporting unit was determined using the discounted cash flow method. Significant estimates used in the discounted cash flow methodology include estimates of future cash flows, future short-term and long-term growth rates and discount rates. The Company performs its annual impairment tests during the fourth fiscal quarter of each year.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

	m.	Revenue recognition

The Company’s subsidiaries (including former subsidiaries) sell software license, support systems and disposable medical products.

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

Revenues from license fees or product sales are recognized when persuasive evidence of an arrangement exists delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable.

When the products are sold with a warranty, a provision is recorded at the time of sale for probable costs, in connection with the warranties, based on the Company’s subsidiaries’ experience and estimates.

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

Revenues from cost plus service agreements are recognized as the services are performed, based on the costs incurred.

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

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	p.	Royalty-bearing grants (Cont.)

Research and development grants received by certain of the Company’s subsidiaries in 2006 amounted to $1,982 (2005 - $1,528, 2004 - $1,535).

Research and development grants received in 2004 by the ET group, which are presented in the discontinued operations amounted to $181.

	q.	Income taxes

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined for loss carryforwards and other temporary differences between financial reporting and tax bases of assets and liabilities, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

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

	s.	Stock based compensation

Effective January 1, 2006 (“the effective date”), the Company applies SFAS No. 123(R), “Share-Base Payment” (“SFAS 123(R”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). SFAS 123(R) requires the measurement and recognition of compensation expenses based on estimated fair value for all shared based payment awards made to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R).

The company, its subsidiaries and its affiliated companies adopted SFAS 123(R) using the modified-prospective method. According to the modified-prospective method, compensation cost is recognized beginning with the effective date (a) based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the grant date fair value estimated in accordance with the provisions of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

Previously, effective January 1, 2003 the Company and its subsidiaries adopted the fair-value-based method of accounting for share-based payments based on the provisions of SFAS 123, using the prospective methods described in SFAS 148, “Accounting for Stock- Based Compensation- Transition and Disclosure”.

Because 1) SFAS 123(R) must be applied not only to new awards but also to previously granted awards that are not fully vested on the effective date, 2) the Company adopted SFAS 123 using the prospective transition method (which applied only to awards granted, modified or settled after January 1, 2003), and 3) prior to January 1, 2006, the Company’s affiliated

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	s.	Stock based compensation (Cont.)

companies applied APB 25 whereby compensation cost is measured based on the intrinsic value of the options granted, compensation cost for some previously granted but unvested awards in the Company, its subsidiaries and in its affiliated companies that were not previously determined at fair value, are measured and recognized under the provisions of SFAS 123(R) starting in 2006.

The expense related to stock-based employee compensation included in the determination of net income for 2005 and 2004, is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS 123. If the Company, its subsidiaries and its affiliated companies had elected to adopt the fair value recognition provisions of SFAS 123 as of its original effective date, pro forma net income and pro forma basic and diluted net income per share would be as follows:

	Year ended December 31,

	2005	2004

Net income, as reported	$47,335	$84,133
Add: Stock-based employee compensation expense included in reported net income	347	202

Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	2,739	2,981

Pro forma net income	$44,943	$81,354

Net income per share:
Basic - as reported	$1.61	$2.87
Basic - pro forma	1.53	2.78

Diluted – as reported	1.60	2.86
Diluted - pro forma	1.52	2.77

The Company recognizes compensation expenses for the value of its awards over the requisite service period of each of the awards using the straight line method.

The fair value of stock options for the company was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2006, 2005 and 2004:

	2006	2005	2004

Risk-free Interest Rate	4.75%	4.75%	2.5%

Expected Dividend Yield [1]	0%	0%	0%

Expected Volatility[2]	38%	38%	42%

Expected Lives[3]	2.8	2.8	2.8

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	s.	Stock based compensation (Cont.)

[1]

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

	[2]	The Company used its historical volatility over the period of the expected lives of the options.

	[3]	The Company determined the expected life of the options according to vesting terms of the options based on its past experience.

The Company’s additional disclosures required by SFAS 123R are provided in Note 16.

Call options granted to employees to purchase shares in subsidiaries, affiliates and other companies are recorded at fair value at each reporting date using the Black-Scholes option-pricing model. The fair value of the option is recorded as a liability and changes in the liability are recorded as compensation expenses.

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

Severance pay expenses for the years ended December 31, 2006, 2005 and 2004 amounted to $833, $354 and $816, respectively.

Severance pay expenses for the years ended December 31, 2005 and 2004 presented in the discontinued operations amounted to $28 and $62, respectively.

	v.	Discontinued operations

Under SFAS 144, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	w.	Fair value of financial instruments

SFAS No. 107, “Disclosure about Fair Value of Financial Instruments”, requires disclosure of an estimate of the fair value of certain financial instruments. The Company’s financial instruments consist of cash and cash equivalents, marketable securities, short-term deposits and debentures, trade receivables, other receivables, trade payables, other payables and short-term and long-term bank loans. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2006 and 2005, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

It was not practical to estimate the fair value of the Company’s investments in shares and loans of non-public investments presented at cost because of the lack of a quoted market price or without incurring excessive costs. The carrying amounts of these companies were $66,750 and $46,868 at December 31, 2006 and 2005, respectively, and they represent the original cost, net of any impairment charges since the dates of acquisition.

	x.	Concentrations of credit risk

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable debentures and trade receivables.

Cash and cash equivalents and bank deposits are invested mainly in U.S. dollars with major banks in the United States and Israel. 85.5% of marketable debentures are debentures of U.S. government agencies with high credit quality and with limited amount of credit exposure to any U.S agency. The other 14.5% are corporate debentures with high credit quality and with limited amount of credit exposure to any corporation. Accordingly, the Company’s management believes that minimal credit risk exists with respect to these investments.

Trade receivables are derived from sales to major customers located primarily in the U.S and in Asia. The Company’s subsidiaries perform ongoing credit evaluations of their customers and obtain letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is recognized with respect to those amounts that were determined to be doubtful of collection.

As of the balance sheet date there is no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

	y.	Recently issued accounting pronouncements

i.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	y.	Recently issued accounting pronouncements (Cont.)

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for Income Taxes” (“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations.

ii.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. The Company will adopt SFAS No. 157 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 157 will have on its consolidated financial statements.

iii.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

	z.	Reclassifications

Certain prior year amounts were reclassified to conform with current year financial statement presentation.

NOTE 3:-	BUSINESS COMBINATIONS AND SALE OF BUSINESSES

	a.	Elron Telesoft

On December 29, 2005, Elron sold all of its shares of Elron Telesoft Ltd. and Elron Telesoft Export (“The ET Group”) to ECtel Ltd. (NASDAQ: ECRX) for $2,100. The above transaction resulted in an immaterial gain (due to previous impairment charges which were recorded on the ET Group assets).

According to SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

	a.	Elron Telesoft (Cont.)

be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component. The business sold by the ET Group met the criteria for reporting discontinued operations and therefore the results of operations of the business for the periods presented and the gain on the sale had been classified as discontinued operations in the statement of operations.

	b.	Galil

Galil Medical Ltd. (“Galil”) develops, manufactures and markets cryotherapy platform incorporating powerful freezing technology and proprietary needle design for minimally invasive treatments for various clinical applications.

On December 8, 2006 Galil has completed a $40,000 financing in consideration for 74,962,166 preferred A1 shares, led by U.S. venture capital funds namely, Thomas, McNerney & Partners, The Vertical Group and Investor Growth Capital (the “new investors”). As part of the financing round, the new investors purchased shares from certain existing shareholders of Galil, for approximately $8,000 of which approximately $2,650 were purchased from Elron’s subsidiary, RDC. In addition, loans in the amount of approximately $3,600 previously granted to Galil by Elron, RDC and DIC, were converted into 6,746,596 preferred A2 shares of Galil of which Elron’s share was approximately $1,400 and RDC’s share was approximately $800. The sale of the shares in RDC and the conversion of the loans granted by RDC and Elron were done as part of the same transaction. Accordingly, only the cash received in excess of the converted loans represents consideration for the sale of Galil’s shares by RDC. As a result, a gain in the amount of approximately $600 was recorded ($0 net of minority interest since the converted loans exceeded the cash received on a consolidated basis).

Following the above transactions, Elron and RDC holds approximately 12% and 17%, respectively, of Galil’s outstanding shares. As a result of the decrease in Elron’s and RDC’s interest in Galil, Elron ceased to consolidate Galil’s financial statements.

On December 8, 2006 Galil also completed the sale of its 25% interest in Oncura Inc (“Oncura”) to Oncura’s 75% shareholder, and purchased from Oncura the urology related cryotherapy business for a net consideration of $20,000. Following the transaction, the cryotherapy business is solely owned and operated by Galil. Galil recorded the additional 75% of the cryotherapy business purchased, based on its fair value (determined as the consideration paid). As a result of the sale of Oncura and the purchase of the cryotherapy business, Galil recorded loss in the amount of approximately $1,700 (not including transaction costs). Elron’s share in the above loss amounted to approximately $600, included as part of the line item “Equity in losses of affiliated companies” in the statements of operations.

	c.	Enure

1.

On October 2, 2005, Elron completed an investment of approximately $4,000 in Enure (“Enure”), in consideration for 8,547,600 Series A (“The 2005 investment”) preferred shares. Enure is an Israeli software company engaged in developing unique solutions in the field of broadband services management and home networks. Following Elron’s above investment, Elron holds approximately 44% of Enure, on a fully diluted and on an as converted basis (approximately 57% on an outstanding basis). After the completion of the 2005 investment, the Company had control over Enure. Therefore, Enure’s financial statements had been consolidated in the Company’s consolidated financial statements. The majority of the purchase price was allocated to cash and other monetary current assets and liabilities.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

	c.	Enure (Cont.)

2.

On August 10, 2006, Enure completed an additional $4,000 financing round (“the additional financing round”), of which Elron invested $500 a new investor and $3,500. This round was a continuation to the 2005 investment. As a result of the additional financing round, Elron’s interest in Enure decreased from 44% to 34% on a fully diluted basis and on an as converted basis (to approximately 41% on an outstanding basis) , thus that Elron lost control over Enure The aggregate investment in Enure of $8,000 was in consideration for 17,095,200 Series A preferred shares, of which Elron received 9,616,050 Series A preferred shares of Enure.

Enure is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Enure. As of December 31, 2006, Elron’s maximum exposure to loss as a result of its investment in Enure does not exceed the carrying value of its investment in Enure in the amount of approximately $2,200. In addition, as a result of the decrease in Elron’s interest in Enure, and since Elron is not the primary beneficiary of Enure, Elron ceased to consolidate Enure’s financial statements following the additional financing round. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Enure is accounted for from the date of the additional financing round under the cost method.

	d.	3DV

3DV Systems Ltd. (“3DV”) develops a unique video camera technology capable of capturing the depth dimension of objects in real time.

On December 12, 2006, 3DV completed a financing round of $20,100, led by new investors, Kleiner Perkins Caufield & Byers, a leading U.S venture capital fund, and Pitango Venture Capital, a leading Israeli venture capital fund. The investment was in two installments, the first of which was in the amount of $9,000, in consideration for 2,077,387 preferred B shares, which was invested immediately and the second installment will be invested upon completion of a milestone as defined in the share purchase agreement. As part of the first installment Elron and RDC invested together an amount of approximately $1,100 and converted $5,100 previously granted loans, all in consideration for 1,409,853 preferred B shares (of which Elron’s share was 587,207 preferred B shares and RDC share was 822,646 preferred B shares). Elron and RDC also converted previously granted loans in the amount of approximately $950 to 179,665 preferred A shares. Following the completion of the investment, Elron’s and RDC’s holdings in 3DV, decreased from 29.9% and 44.8% to approximately 21.7% and 31.7%, respectively, of the shares of 3DV on a fully diluted and on an as converted basis (from approximately 35.7% and 53.5% to approximately 25.7% and 37.5%, respectively, on an outstanding basis and on an as converted basis). Following the new financing round, since 3DV is not considered a VIE and since Elron does not control 3DV, Elron ceased to consolidate 3DV’s financial statements and the investment in 3DV is accounted for under the equity method. Since the Company’s and RDC’s investment and conversion of loans was to preferred B shares and since the Company’s and RDC’s investment in the converted loans was reduced to zero through the losses of 3DV, the Company recorded gain in the amount of $3,500 ($2,500 net of minority interest) in order to reflect its share in the preferred B share capital.

NOTE 4:-	CASH AND CASH EQUIVALENTS

Includes bank deposits in U.S. dollars, bearing an annual weighted average interest rate of 5.08% per annum (December 31, 2005 – 4.1%) and bank deposits denominated in NIS bearing an annual weighted average interest rate of 4.26%.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: -	SHORT-TERM INVESTMENTS

	Annual Weighted Average Interest rate as of December 31, 2006	December 31,

	%	2006	2005

Certificate of deposits	5.38	9,082	10,150
Bank deposits	5.25	10,835	44,511

		$19,917	$54,661

NOTE 6: -	AVAILABLE FOR SALE MARKETABLE SECURITIES

Available-for-sale securities: (1)

U.S. government agencies and corporate debentures		4.76	$55,862	$62,617

(1)	Includes unrealized income		$399	$—	*)

*)	In 2006 and 2005 unrealized losses in the amount of $519 and $909, respectively, were reclassified as financing loss due to an other than temporary decline in value of certain securities.

Maturities

As of December 31, 2006:

Available-for-sale securities:
Due in one year or less	$16,022
Due after one year to three years	23,563
Due after three years to five years	13,746
Due after five years to ten years	2,531

$55,862

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES

	a.	Affiliated companies are as follows:

		December 31,

		2006	2005

	Note	Consolidated % of outstanding share capital

Elbit Systems (“ESL”)	7d(1)	—	—
Given Imaging	7d(2)	25.4	24.2
ChipX	7d(3)	28.7	26.5
K.I.T eLearning	7d(4)	—	—
Wavion	7d(5)	38.0	37.8
Oren Semiconductors	7d(6)	—	—
Galil	3b	29.0	—
3DV	3d	63.1	—
NetVision	7d(7)	36.1	39.1
AMT	7d(8)	33.7	41.8
Oncura	7d(9)	—	25.0
Pulsicom	—	18.2	18.2
Notal Vision	—	23.3	25.6
CellAct	—	45.0	45.0

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

b.	Composition of investments: (1)(2)

	December 31

	2006	2005

Given Imaging	72,525	68,956
Oncura	—	22,072
Galil	6,158	—
Netvision	13,119	5,549
Others	8,590	6,203

	$100,392	$102,780

(1) Includes loans and convertible loans(bearing a weighted average interest rate of 6.74% per annum (December 31, 2005– 6.42%))	$1,066	$1,417

(2) Difference between the carrying amounts ofinvestments and the Company’s share in the net equity of affiliates ,generally attributed to technology, goodwill and other intangible assets	$50,701	$69,913

c.	Fair market value of publicly traded companies:

		December 31

		2006	2005

	Stock Exchange	U.S. dollars in millions

Given Imaging	Tel-Aviv and NASDAQ	$141.0	$176.0
Netvision	Tel-Aviv	54.2	27.7

d.	Additional information

1.	ESL

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

a.

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

b.

In June 2004, Given completed its secondary public offering of 2,880,750 ordinary shares at $32.00 per share, comprising 1,500,000 shares issued by Given and 1,380,750 shares (including 375,750 shares as a result of the exercise of the underwriters’ over allotment option) sold by existing shareholders. In the aforementioned offering, RDC sold 300,000 ordinary shares in consideration for approximately $9,000. Given received net proceeds of approximately $44,300. As a result of the sale of Given’s shares by RDC and the issuance of shares by Given, Elron’s direct and indirect ownership interest in Given decreased from approximately 16% to approximately 15%, and Elron recorded a gain of $15,200 ($6,700 net of tax and minority interest).

c.

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

Combinations Accounted for by the Purchase Method” (“FIN 4”). The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 12 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D were included as part of the line item “Equity in losses of affiliated companies” in the statements of operations.

d.

During 2004, the Company’s then Chairman of the Board exercised options previously granted to him and purchased 21,751 shares of Given from the company, in consideration for approximately $49 and the elimination of the related liability previously recorded in Elron’s books. As a result, Elron recorded a gain of approximately $600.

e.

During 2005 a former senior employee of RDC exercised options previously granted to him, and purchased from RDC 70,200 shares of Given in consideration for approximately $12 and the elimination of the related liability previously recorded in RDC’S books. As a result, RDC recorded a gain of approximately $1,200 (net gain of approximately $500 net of tax and minority interest).

f.

During August 2006, Elron purchased, in a series of open market transactions, 539,721 ordinary shares of Given, for an aggregate purchase consideration of approximately $10,000. As a result of the transactions, Elron’s direct and indirect ownership interest in Given increased from approximately 19.3% to approximately 21.2% of Given outstanding ordinary shares.

In parallel transactions, DIC , purchased the same number of shares of Given for the same aggregate consideration, increasing its holding from approximately 12.4% to approximately 14.3% of Given’s outstanding ordinary shares.

The excess of the purchase price over the Company’s share in the equity acquired amounted to approximately $8,100 and was allocated as follows: approximately $6,300 to intangible assets other than goodwill, such as customer relationships and technology, approximately $1,000 to IPR&D and approximately $800 to goodwill. The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 10.5 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item “Equity in losses of affiliated companies” in the statements of operations.

		g.	As of December 31, 2006 the company holds directly and indirectly approximately 18% of the shares of Given on a fully diluted basis.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

	d.	Additional information (Cont.)

		3.	ChipX

ChipX Incorporated (“ChipX”) is a manufacturer of late stage programmable structured ASICs (application-specific integrated circuits). In March 2004, ChipX completed a private placement in which it issued 7,594,928 redeemable preferred shares in consideration for $12,000. Elron purchased 1,632,564 redeemable preferred shares in consideration for approximately $2,600. As a result, Elron’s voting interest in ChipX decreased from approximately 33% to approximately 26%. The aforementioned transaction had no effect on Elron’s results of operations. In continuation to the above transaction, in May 2006, ChipX completed a private placement round from existing shareholders of $6,000, of which Elron invested approximately $2,300. As a result Elron’s voting interest in ChipX increased to approximately 29%.

		4.	KIT

In March 2004, Elron together with the other shareholders of K.I.T. eLearning B.V (“KIT”), DIC and Kidum IT Ltd. (together “the sellers”) completed the sale of KIT, to Online Higher Education B.V, a subsidiary of Laureate Education, Inc. (NASDAQ: LAUR), a global leader in higher education, in consideration for $9,400, of which Elron received approximately $5,700. The gain resulting from the sale amounted to approximately $5,300. In addition, the sellers are entitled to a future payment of up to $10,000 based on earnings of KIT in the years 2006 and KIT future earnings in 2007, from which Elron’s share will be up to approximately $5,700.

		5.	Wavion

Wavion is a developer of broadband wireless access systems for Wi-Fi networks. In each of 2005 and 2006, Elron invested $1,424 in Wavion Inc. (“Wavion”) in consideration for 1,696,728 Series B preferred shares in each year, out of an aggregate amount of $3,600 invested each year in Wavion by existing shareholders. As a result Elron’s share in Wavion increased from 37.5% to 37.8% in 2005 and to 38% in 2006. Wavion is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Wavion, and accordingly has not consolidated Wavion. As of December 31, 2006, there is no exposure to loss as a result of the Company’s involvement in Wavion since the carrying value of the investment in Wavion is nil.

		6.	Oren

On June 10, 2005, Zoran Corporation (NASDAQ: ZRAN) (“Zoran”) completed the acquisition of Oren Semiconductors Inc. (“Oren”). Prior to the transaction, Zoran held approximately 17% of Oren. The consideration paid by Zoran to the other shareholders in Oren was determined based on a value of Oren of $53,500. Zoran paid approximately $44,600 in the form of cash and Zoran common stock for the remaining 83% of Oren. Upon completion of the transaction, Elron received cash of approximately $12,500 and Zoran common stock with a value of approximately $7,700 (based on the market price of Zoran shares on the date of completion). For the assurance of Oren’s representations in accordance with the agreement, an amount of approximately $1,900 out of the cash received was deposited in an escrow account, of which half was received in June 2006 and the second half will be received until June 2007. As a result of the sale, Elron recorded a gain, in 2005, of approximately $19,700 (approximately $17,200 net of taxes).

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

During the second half of 2004, Elron and DIC each granted NetVision additional loans of approximately $3,300. The loans from Elron bore an interest rate of Libor + 2% per annum

b.

On May 19, 2005, Netvision completed its initial public offering on the Tel Aviv Stock Exchange in Israel of shares and convertible securities in consideration for the immediate net proceeds of approximately NIS 135 million (approximately $31,000). Out of the proceeds received, an amount of approximately NIS 38 million (approximately $8,600) was allocated to the shares and an amount of approximately NIS 97 million (approximately $22,400) was allocated to the convertible securities based on the relative fair value of such securities. Future proceeds from the exercise of options sold in the offering may amount to a maximum of approximately NIS 28.8 million (approximately $6,600). Elron and DIC each converted approximately $3,100 of loans into equity of Netvision immediately prior to the offering and $2,200 in loans was repaid to each Elron and DIC from the proceeds of the offering. As a result of the initial public offering, Elron’s interest in Netvision decreased from 45.7% to approximately 39% (27.4% on a fully diluting basis including all convertible securities), resulting in a gain of approximately $3,000.

c.

As a result of conversion of convertible debentures and exercise of employees options into Netvision common stock during 2006, Elron’s interest in Netvision decreased from 39.1% to 36.1%. Therefore, Elron recorded during 2006 a gain in the amount of approximately $1,800.

d.

On January 25, 2007, NetVision, then held 36% by Elron and 36% by DIC, completed the merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. (“Barak”) and the mergerwith GlobCall Communications Ltd. (“Globcall”), following which NetVision purchased from Barak shareholders all of Barak’s issued share capital in exchange for approximately 46.5% of NetVision’s share capital immediately after the transaction (“Barak Merger”), and from DIC, all of GlobCall’s issued share capital in exchange for approximately 7% of NetVision’s share capital immediately after the Barak Merger and the transaction (“GlobCall Merger”). The above mentioned exchange ratios were based upon company valuations, that were issued to the parties by independent appraisers, according to which NetVision’s value was estimated to be between 533 million NIS (approximately $122 million) and 621 million NIS (approximately $142 million), Barak’s value was estimated to be between 456 million NIS (approximately $105 million) and 529 million NIS (approximately $121 million), and GlobCall’s value was estimated to be between 67 million NIS (approximately $15 million) and 90 million NIS (approximately $21 million). Barak is a subsidiary of Clal Industries and Investments Ltd. (“Clal”). Elron, Clal and DIC, are part of the IDB group and are entities under common control.

Following the transactions, Elron’s, DIC’s and Clal’s holdings in NetVision is approximately 18%, 25% and 29%, respectively. As part of the transaction, a shareholders agreement was executed between Elron, DIC, and Clal, in connection with voting at shareholders meetings including the appointment of directors.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

	d.	Additional information (Cont.)

		7.	NetVision (Cont.)

		e.	As of December 31, 2006 the company holds approximately 27% of the shares of Netvision on a fully diluted basis.

		8.	AMT

a.

The AMT group develops technologies and products based on amorphous metals. In June 2004, Elron completed an investment of $3,000 in convertible notes of Advanced Metal Technology Ltd. (AMT) then held 28% by Elron, together with an international strategic partner which also invested $3,000 in AMT’s convertible notes. In addition, existing AMT shareholders, including Elron, converted shareholder loans into convertible notes in the aggregate amount of approximately $2,700, of which Elron converted approximately $1,600. In addition, Elron and the other investors in AMT were issued warrants to purchase convertible notes of AMT. As a result of the transaction, Elron increased its ownership interest to approximately 35% on a fully diluted basis (excluding warrants) and on an “as converted” basis. The excess of the purchase price over the Company’s share in the equity acquired amounted to approximately $5,200 and was allocated as follows: approximately $2,900, net of deferred tax liability in the amount of approximately $300, to intangible assets other than goodwill with a weighted average useful life of 10 years, approximately $1,100 to IPR&D, approximately $140 to tangible assets and approximately $1,000 to goodwill.

		b.	In 2005, Elron invested additional $900 in convertible notes and $500 in loans bearing an interest rate of 8% per annum.

c.

On June 8, 2006, Elron completed an investment of $5,000 in convertible A1 notes of AMT, as part of a financing round of $14,000 led by Shamrock Israel Growth Fund, an Israeli private equity fund. The investment in AMT was in two installments, the first of $2,500 was invested immediately. The second installment of $2,500 was invested during December 2006 (an amount of approximately $700) and during January 2007 (an amount of $1,800). In addition, Elron and other shareholders of AMT converted previously granted loans in the amount of $1,000 into convertible A1 notes of AMT, of which Elron’s share is $500. In connection and together with the above financing round, AMT issued convertible A2 notes which are convertible into A-7 preferred shares to certain minority shareholders in its affiliates and subsidiaries, in consideration for their holdings in those companies (the “SWAP”). The convertible A notes previously held by Elron and the convertible A2 notes issued as part of the SWAP have the same level of preference. Accordingly, and since the convertible A notes and A2 notes are considered in substance common stock Elron recorded a gain of approximately $1,000 as a result of the SWAP transaction and the issuance of convertible A2 notes to third parties. Following the above financing round and SWAP, Elron’s holdings in AMT decreased from approximately 41.8% to approximately 34% on an as converted basis.

		9.	Oncura

Oncura provided minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. Oncura was held 25% by Galil and 75% by GE. In 2005, due to an impairment of a certain intangible relating to a contract, Galil wrote down an amount of $1,700 ($800 net of minority interest), which is the

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

	d.	Additional information (Cont.)

		9.	Oncura (Cont.)

unamortized portion of the investment amount allocated to the aforementioned intangible asset at the date of the investment in Oncura. In addition, in light of Oncura’s results, Galil recorded in 2006 and 2005 an impairment loss on the investment in Oncura in the amount of $6,100 and $3,400 , respectively (Elron’s share net of minority interest $2,500 and $1,400, respectively, due to an other than temporary decline in value of such investment. The impairment losses were presented in the statement of operations in the line item “equity in losses of affiliated companies”. See also Note 3(b) regarding the sale of all of Galil holdings in Oncura.

	e.	Summarized information

Summarized combined financial information is as follows:

	Given	Netvision	AMT	Oncura(*)	Others

December 31, 2006:

Balance sheet information:
Current assets	$103,069	$45,961	$3,366	$—	$53,629
Non-current assets	55,108	55,531	4,467	—	36,460
Total assets	158,177	99,000	7,833	—	90,088
Current liabilities	24,054	40,196	4,323	—	15,918
Non-current liabilities	22,838	18,381	33,093	—	9,892
Minority interest	3,499	1,233	232	—	—
Redeemable preferred stock	—	—	—	—	44,919
Shareholders’ equity (deficiency)	107,786	38,391	(29,815)	—	19,359

Year Ended December 31, 2006:

Statement of operations information:
Revenues	$95,029	$95,969	$4,073	$41,664	$28,311
Gross profit	70,875	26,284	141	17,127	9,336
Net income	—	13,546	—	—	159
Net loss	(1,508)	—	(8,120)	(9,566)	(33,503)

(*)	Balance sheet data was not included, statement of operation information was included for the period of January 1, 2006 to December 8, 2006- See note 3(b).

	Given	Oncura	Others

December 31, 2005:

Balance sheet information:
Current assets	$108,976	$23,998	$57,548
Non-current assets	40,134	37,496	53,876
Total assets	149,110	61,494	111,423
Current liabilities	22,759	30,724	53,498
Non-current liabilities	24,246	3,574	53,127
Minority interest	61	—	143
Redeemable preferred stock	—	—	36,108
Shareholders’ equity (deficiency)	102,044	27,196	(31,453)

Year Ended December 31, 2005:

Statement of operations information:
Revenues	$86,776	$72,063	$95,707
Gross profit	64,706	31,183	25,859
Net income	6,343	—	5,405
Net loss	—	(6,209)	(18,680)

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

	e.	Summarized information (Cont.)

	Given	Others

Year Ended December 31, 2004:
Statement of operations information:
Revenues	$65,020	$158,965
Gross profit	47,286	53,494
Net income	2,888	4,446
Net loss	—	(23,586)

Following is the summary of information from ESL’s unaudited financial report as of June 30, 2004, which the Company used in order to record in 2004 its share in the equity and results of ESL until the date of sale of the investment in ESL (on July 28, 2004) and in order to determine the gain resulting from the aforementioned sale (see Note 7d(1)).

ESL

Six months ended June 30, 2004 (unaudited):

Statement of operations information:
Revenues	$445,317
Gross profit	115,438
Net income from continuing operations and net income	24,039

f.	Goodwill and intangible assets embedded in investments

The annual estimated amortization expense relating to intangible assets embedded in investments accounted for under the equity method, which will be included in the line item “Equity in losses of affiliated companies” in the statement of operations, for each of the five years in the period ending December 31, 2011 is approximately $4,500.

The weighted average amortization period of the intangible assets is approximately 11 years.

At the balance sheet date, the Company has goodwill in the amount of $11,000 embedded in investments accounted for under the equity method.

g.	Impairment

As a result of an other-than-temporary decline in value of certain investments, the Company recorded impairment losses with respect to affiliated companies of $6,100, $5,300 (including $1,700 relating to a certain intangible asset in an investee) and $700, in 2006, 2005 and 2004, respectively. Such impairment losses are included as part of the Company’s equity in losses of affiliated companies.

h.	Subsequent event

On March 15, 2007, the Company completed the acquisition of approximately 34% of the outstanding shares of AqWise – Wise Water Solutions Ltd., an Israeli-based water technology company, from certain existing shareholders in consideration for approximately $3,400.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

	December 31

	2006	2005

Marketable securities presented as available- for- sale securities: (1)
Partner (2)	$—	$25,998
Other	1,465	1,065

	1,465	27,063

Partnerships	3,329	3,698

Other investments and long-term receivables (3)(4)	63,421	43,170

	$68,215	$73,931

(1) Includes unrealized gains	$920	$17,540

(2)	Partner Communications Company Ltd. (“Partner”)

On April 20, 2005 Elbit completed the sale of 12,765,190 Partner shares to Partner for approximately $94,000, as part of the sale together with the other Israeli founding shareholders of Partner, of approximately 33.3 million Partner shares to Partner. As a result of the sale, Elron recorded in the statement of operations, a realized gain of approximately $56,400 (approximately $45,400 net of tax). The gain net of tax includes a reduction of approximately $9,400 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. See Note 14 (e)(1).

Following the aforementioned sale, Elbit held 3,091,361 shares of Partner a decrease from 9% to approximately 2% of the outstanding shares of Partner.

On March 21, 2006, Elron completed the acquisition of approximately 823,354 shares of Partner from one of the other Israeli founding shareholders of Partner for approximately $5,300, reflecting approximately 15% discount from the market price at the date of the agreement. Upon completion of the acquisition, Elron held (directly and through Elbit) approximately 2.5% of Partner’s outstanding share capital.

On November 16, 2006, Elbit sold 8,630 shares in consideration for approximately $100.

On December 31, 2006, Elron and Elbit together completed the sale of 3,906,085 shares of Partner (823,354 by Elron and 3,082,731 by Elbit) comprising all of Elron’s and Elbit’s shares in Partner, to several Israeli institutional investors for approximately $39,800.

As a result of the above transactions, Elron recorded in the fourth quarter of 2006 in the statement of operations, a realized gain of approximately $25,000 (approximately $21,200 net of tax). The gain net of tax includes a reduction of approximately $3,700 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. See Note 14 (e)(3).

During 2006 and 2005 Elron and Elbit received dividend from Partner in the amount of approximately $1,800 and $400, respectively.

(3)	During 2005 and 2004, Elron recorded impairment losses of approximately $600 and $800, respectively, in respect of certain investments and receivables.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

(4)	Other investments include mainly the following companies:

	December 31,

	Note	2006	2005
		% of outstanding share capital on an as converted basis

Jordan Valley	8(4)(a)	27.8	27.8
Impliant	8(4)(b)	22.3	21.5
Nulens	8(4)(c)	29.0	21.6
Teledata	8(4)(d)	21.1	21.1
Brainsgate	8(4)(e)	22.3	22.3
Safend	8(4)(f)	26.2	—
Enure	3(e)	40.1	—
Neurosonix	8(4)(g)	16.5	—
Atlantium	8(4)(h)	31.2	—

(a)	Jordan Valley

On October 21, 2004, Elron purchased 32,901 Preferred A shares of Jordan Valley Semiconductor Ltd. (“Jordan Valley”), in consideration for approximately $6,700, as part of an aggregate investment of approximately $9,000 raised by Jordan Valley. The balance of the aggregate investment in Jordan Valley was invested by Clal by way of conversion of previously granted loans. Jordan Valley is an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Following the investment Elron holds 25% of Jordan Valley on a fully diluted basis and on an as converted basis. According to the agreement, Elron’s holding percentage was subject to adjustment based on Jordan Valley’s future performance and therefore Elron invested in October 2005 an additional $1,400. Jordan Valley is also 40% owned (indirectly) by Clal, an entity under common control with DIC. Elron’s investment in Jordan Valley was approved by the shareholders of Elron and Clal on October 21, 2004. Since the investment in preferred A shares is not considered to be an investment in in-substance-common stock, the investment in Jordan Valley is accounted for under the cost method.

(b)	Impliant

On December 28, 2004, Elron invested approximately $7,300 in consideration for 19,962,500 Preferred C shares of Impliant Inc. (“Impliant”) as part of a financing round of approximately $18,000 from new and existing investors of Impliant. In 2005 Elron invested an additional $1,000 in consideration for 2,682,907 Preferred C shares as part of a financing round of approximately $5,400. Impliant is a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery. Following the aforementioned investments, Elron holds approximately 20% of Impliant, on a fully diluted basis and on an as converted basis. Since the investment in preferred C shares is not considered to be an investment in in-substance-common stock, the investment in Impliant is accounted for under the cost method.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

(4)	Other investments include mainly the following companies: (Cont.)

(c)	NuLens

On April 21, 2005, Elron completed an investment of approximately $2,900 in NuLens Ltd. (“NuLens”), in consideration for 763,584 Series A preferred shares, as part of an aggregate investment of approximately $3,400. NuLens is an Israeli medical device company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures. Elron’s investment was in two installments, the first of approximately $1,700 was invested immediately for approximately 17% of NuLens on a fully diluted and on an as converted basis and an additional amount of approximately $1,100 was invested on March 9, 2006, simultaneously with an additional investment of $ 1,500, for 241,158 Series B preferred shares as part of a new round of investment in the aggregate amount of approximately $6,000. The new round was led by Warburg Pincus, a leading global private equity fund. Following the above investments, Elron holds 25% of NuLens, on a fully diluted and on an as converted basis. Since the investments in preferred A and B shares are not considered to be an investment in in-substance-common stock, the investment in NuLens is accounted for under the cost method.

(d)	Teledata

On May 8, 2005, Elron completed an investment of $16,000 in Teledata Networks Ltd. (“Teledata”), in consideration for 4,923,194 series A preferred shares. The investment was part of an aggregate round of financing of $19,000, in which FBR Infinity II Ventures, a related venture capital fund (“Infinity”), invested the remaining $3,000. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Following the investment, Elron holds approximately 21% of Teledata, on a fully diluted and on an as converted basis. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Teledata is accounted for under the cost method.

(e)	BrainsGate

On August 8, 2005, Elron completed an investment of approximately $6,900 in BrainsGate Ltd. (“BrainsGate”), in consideration for 1,733,141 Series B-1 preferred shares, as part of an aggregate investment of approximately $17,000. BrainsGate is an Israeli company that is developing implantable medical devices to treat various central nervous system diseases (CNS) related pathologies. Following Elron’s investment, Elron holds approximately 20% of BrainsGate, on a fully diluted and on an as converted basis. Since the investment is in preferred B-1 shares, which are not considered to be an investment in in-substance- common stock, the investment in BrainsGate is accounted for under the cost method.

(f)	Safend

On January 2, 2006 Elron completed an investment of approximately $3,700 in Safend Ltd. (“Safend”) in consideration for 1,942,261 Series B preferred shares, as part of an aggregate investment of approximately $7,400. Following Elron’s investment, Elron holds approximately 22% of Safend on a fully diluted and on an as converted basis. Safend is an Israeli company which develops comprehensive desktops and laptops endpoint security solutions. Since the investment in preferred B shares is not considered to be an investment in in-substance-common stock, the investment in Safend is accounted for under the cost method.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

(4)	Other investments include mainly the following companies: (Cont.)

(g)	Neurosonix

On August 27, 2006, Elron completed a new investment of $5,000 in Neurosonix Ltd. (“Neurosonix”) as part of an aggregate investment of $12,000 in two installments. The first installment in the amount of $6,840 was invested immediately and the second installment in the amount of $5,160 will be invested upon completion of a certain milestone by Neurosonix. Elron’s first installment in the amount of $2,850 was in consideration for 9,300 Series C preferred shares of Neurosonix. Following Elron’s first investment installment, Elron holds approximately 16% and upon completion of the aggregate investment, Elron will hold approximately 18% of Neursonix on a fully diluted basis and on an as converted basis. Neurosonix is an Israeli company which is engaged in the development and commercialization of medical devices for the prevention of acute cerebral embolism during open-heart cardiac surgery as well as other invasive and minimally-invasive procedures. Since the investment in preferred C shares is not considered to be an investmentin in-substance-common stock, the investment in Neurosonix is accounted for under the cost method.

(h)	Atlantium

On October 23, 2006, Elron completed a new investment of $10,000 in Atlantium Inc. (“Atlantium”) in consideration for 1,494,766 Series B Preferred shares, as part of an aggregate investment of $17,000. The other $7,000 was the conversion of convertible loans previously granted by existing Atlantium shareholders. Following Elron’s investment, Elron holds approximately 25.7% of Atlantium on a fully diluted basis and on an as converted basis. Atlantium an Israeli-based water technology company provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology. Since the investment in preferred B shares is not considered to be an investment that is in-substance-common stock, the investment in Atlantuim is accounted for under the cost method.

NOTE 9: -	PROPERTY AND EQUIPMENT, NET

	December 31

	2006	2005

Land and Building	$9,829	$9,944
Leasehold improvements	2,496	2,508
Computers, furniture and machinery	2,293	4,176
Motor vehicles	520	561

	15,138	17,189
Less - accumulated depreciation	7,915	9,380

Property and equipment, net	$7,223	$7,809

Depreciation expenses amounted to approximately $1,173, $1,016 and $1,013 for the years ended December 31, 2006, 2005 and 2004, respectively.

Depreciation expenses included in the discontinued operations, amounted to approximately $10 and $124 for the years ended December 31, 2005 and 2004, respectively.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	GOODWILL AND OTHER INTANGIBLE ASSETS

	Period of amortization	December 31

		2006	2005

	years

Cost:
Technology and other intangible assets (1)	14	$425	$425
Accumulated amortization:
Technology and other intangible assets (1)		254	236

		171	189

Intangible assets with indefinite useful life		2,629	2,629

Total other intangible assets		2,800	2,818

Goodwill		2,742	2,742

1.

The annual estimated amortization expense relating to Elron’s amortizable intangible assets existing as of December 31, 2006, for each of the five years in the period ending December 31, 2011 is approximately $34.

2.	The changes in the carrying amount of goodwill for the years ended December 31, 2006, 2005 and 2004 are as follows:

Other Holdings and Corporate operations

Balance as of January 1, 2004	$6,428
Newly consolidated companies	229
Balance as of December 31, 2004	$6,657

Adjustment of goodwill due to reversal of valuation allowance in respect to deferred tax assets (4)	(3,915)

Balance as of December 31, 2005 and 2006	$2,742

3.	Amortization expenses amounted to approximately $18 $61 and $142 for the years ended December 31, 2006, 2005 and 2004, respectively.

4.	See Note 14 (e)(1) regarding to a tax benefit recorded as a reduction of goodwill in 2005.

5.

As a result of the Company’s revised estimate about the realizability of future royalties to be received, the Company recorded in 2004 an impairment loss of approximately $4,200 ($2,700 net of tax) in respect of the intangible asset relating to Mediagate’s technology. This impairment loss is included as a separate line item in the statement of operations.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHORT-TERM LOANS FROM BANKS AND OTHERS

	Weighted Average Interest rate December 31, 2006	December 31

	%	2006	2005

Short-term loans from banks denominated in U.S. dollars	8.88	1,208	3,808
Short-term loans from other shareholders of a subsidiary	8.76	683	—

		$1,891	$3,808

As of December 31, 2005, the balance also includes a bank loan to Mediagate in the amount of approximately $2,600 bearing an annual interest rate of the Wholesale Interest Rate plus 1% (the Wholesale Interest Rate as of December 31, 2005 was approximately 5.3%). In February 2006, the loan (including accrued interest) was extinguished for a consideration of $100. As a result Elron recorded in the first quarter of 2006 a gain of approximately $2,700.

NOTE 12:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31

	2006	2005

Payroll and related expenses (1)	$2,009	$2,502
Provision for income taxes	9,321	4,252
Accrued expenses	51	850
Employees call options (2)	662	836
Provision for Professional expenses	370	455
Chief Scientist	43	443
Others	951	1,687

	$13,407	$11,025

(1) Includes provision for vacation pay	$923	$958

(2)	EMPLOYEE CALL OPTIONS

a.

The Company’s former Chairman of the Board has options to acquire up to 1.5% of any shares or other securities acquired by the Company in Wavion and up to 0.75% of any shares or other securities acquired directly and indirectly by the Company in Galil. These options shall be exercisable at the weighted average price of investments made by the Company with respect to any of those two companies until the date of exercise of the options. The options shall be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by the Company in the relevant entity.

b.

During 2001, the Board of directors approved the grant of options to certain officers of the Company to acquire between 1% to 2% of Elron’s investments in certain private companies. The options are exercisable at the weighted average price of the investments made by Elron. The options vest ratably over a three year period and are exercisable for an additional three years.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	OTHER PAYABLES AND ACCRUED EXPENSES (Cont.)

(2)	EMPLOYEE CALL OPTIONS (Cont.)

c.

RDC granted to its former senior employees and to the current CEO call options to purchase 0.75%-5% of certain investments held by RDC as of the dates and at exercise prices determined in the call option agreements. During 2005, a former senior employee of RDC exercised a call option with respect to 70,200 shares of Given at an exercise price of $0.17 per share (See Note 7d(2)(e).

All aforementioned options were recorded at fair value. The fair value of each option granted (as described in paragraphs a - c above) is estimated using the Black and Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2006, 2005 and 2004, respectively: (1) expected life of the option of 2.3, 1.8 and 4, respectively; (2) dividend yield of 0% for all periods; (3) expected volatility of the options of 50%-80%, 50% and 50%, respectively; and (4) risk-free interest rate of 4.7%, 4.6% and 2.5%, respectively.

In respect of the aforementioned call options, compensation expense (income) amounted to $227, $(1,041) and $1,414 for the years ended December 31, 2006, 2005 and 2004, respectively. These compensation expenses are included in general and administrative expenses.

NOTE 13:-	LONG-TERM LOANS FROM BANKS AND OTHERS

a.	COMPOSITION

	December 31

	2006	2005

Long-term loans from banks	$18	$23
Long-term loans from others (1)	4,344	3,519

	4,362	3,542

Less-current maturities (1)	(2,249)	(2,065)

	$2,113	$1,477

(1)

As of December 31, 2006 and 2005 an amount of $2,242 and $2,058, respectively, represents loans from Rafael to RDC which are denominated in New Israeli Shekel (“NIS”) and do not bear interest or linkage. These amounts are included in current maturities of long term loans. As of December 31, 2006 the amount also included $2,102 loans from Rafael received during 2006, which bear interest at a rate of Libor plus 1.8% to be repaid in April 2009. See also Note 15(d) regarding the pledge of Given shares.

As of December 31, 2005, the amount also included a loan of approximately $1,379 from the minority shareholders of Galil. The loan bore interest at a rate of Libor plus 3%.

b.	The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

First year (current maturities)	$2,249
Second year	7
Third year	2,106

$4,362

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

Certain of the Company’s subsidiaries and affiliates in Israel are “industrial companies”, as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

	c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (Law”):

Pursuant to the Law, a subsidiary was awarded an “approved enterprise” status in the alternative track. The main benefit according to this track, if the subsidiary implements all the terms of the approved program, is a ten-year exemption from tax on income deriving from the approved enterprise.

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the tax exempt income originating from the approved enterprise, the dividend distributed will be subject to a corporate tax at the rate of 25%. Should the subsidiary derive income from sources other than the approved enterprise during the relevant period of benefits, such income will be taxable at the regular rate.

Tax benefits are conditional upon compliance with the provision of the Law, the regulations that were enacted, and the terms stipulated in the approval letter. The subsidiary’s management is of the opinion that to-date the subsidiary is in compliance with these conditions.

d.

In 2004, the Israeli parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) which reduces the corporate tax rate from 36% to 35% in 2004 and progressively to a rate of 30% in 2007. As a result, Elron recorded in 2004 a tax benefit in the amount of approximately $2,900.

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

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	INCOME TAXES (Cont.)

	e.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,

	2006	2005	2004

Current taxes (1) (2)	$6,056	$19,031	$16,363
Adjustments of deferred tax assets and liabilities for enacted changes in tax rates	27	116	(2,917)
Deferred income taxes	(4,270)	(7,404)	508
Taxes in respect of prior years	(703)	(1,282)	1,147

	$1,110	$10,461	$15,101

Domestic	$1,110	$10,461	$15,101

(1)

In 2005, Elbit received final tax assessments for the years 2002 to 2004, according to which certain prior year losses are to be offset from certain gains. Consequently, Elbit reversed a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. This reversal resulted in a tax benefit of $14,500. Since a portion of the valuation allowance reversed was in respect of loss carryforwards of Elbit existing at the date of the merger with Elron, Elron recorded a tax benefit in the amount of $3,900 relating to such portion as a reduction of the remaining goodwill.

	(2)	In November and December 2006 Elbit and Elron sold all their shares of Partner (See Note 8(2)). As a result Elbit and Elron recorded tax expense in the amount of approximately $7,500.

(3)

In February 2007 Elbit received final tax assessment for the year 2005 according to which certain prior year losses are to be offset from certain gains. Consequently, Elbit reversed a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. This reversal resulted in a tax benefit of approximately $4,500 (of which $3,700 were offset against the gain from sale of Partner) recorded in December 2006.

(4)

In December 2006 the Company decreased its previous valuation allowance in respect of losses incurred in prior periods as a result of its revised estimate of expected future taxable income due to a continued increase in the market price of certain of its marketable securities. The aforementioned decrease resulted in a tax benefit recorded of approximately $3,000.

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	INCOME TAXES (Cont.)

	f.	Deferred income taxes: (Cont.)

	Deferred Tax Asset		Deferred Tax Liability

	Non current	Current	Current	Non current	Total

As of December 31, 2006
Deferred tax assets:
Provision for doubtful accounts, vacation and others	$—	$225	$—	$—	$225
Accrued severance pay, net	144	—	—	—	144
Trading marketable securities	—	21	—	—	21
Investments in subsidiaries, affiliates and other companies, net	36,918	—	—	(397)	36,521
Property and equipment and intangible assets	—	—	—	(987)	(987)
Tax loss carryforwards	27,829	—	—	—	27,829
Other	—	176	—	—	176

	$66,766	$422	$—	$(1,384)	$63,929

Deferred tax liabilities:
Available-for-sale marketable securities	(35)	—	—	(24)	(59)

Valuation allowance (1)	(55,674)	(422)	—	—	(56,096)

	$9,182	$—	$—	$(1,408)	$7,774

	Deferred Tax Asset		Deferred Tax Liability

	Non current	Current	Current	Non current	Total

As of December 31, 2005
Deferred tax assets:
Provision for doubtful accounts, vacation and others	$—	$201	$—	$—	$201
Accrued severance pay, net	156	—	—	—	156
Trading marketable securities	—	22	—	—	22
Investments in subsidiaries, affiliates and other companies, net	31,946	—	—	(1,848)	30,098
Property and equipment and intangible assets	28	—	—	(744)	(716)
Tax loss carryforwards	36,505	—	—	955	37,460
Other		356	—	—	356

	$68,635	$579	$—	$(1,637)	$67,577

Deferred tax liabilities:
Available-for-sale marketable securities	—	—	—	(7,857)	(7,857)

Valuation allowance	(62,114)	(579)	—	—	(62,693)

	$6,521	$—	$—	$(9,494)	$(2,973)

(1)	As of December 31, 2006, the valuation allowance for deferred tax assets, for which their reversal may be allocated to reduce other non-current intangible assets, aggregated approximately $1,200.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	INCOME TAXES (Cont.)

g.

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

	Year ended December 31,

	2006	2005	2004

Income (loss) before taxes as reported in the consolidated statements of operations	$(5,082)	$56,486	$111,734

Statutory tax rate	31%	34%	35%

Theoretical tax expense (income)	$(1,575)	$19,205	$39,107
Equity in losses of affiliated companies	5,545	6,076	3,672
Non-deductible expenses, tax exempt and reduced tax rate	(154)	(639)	856
Differences arising from the basis of measurement for tax purposes	(2,534)	1,233	(1,024)
Deferred taxes on losses for which valuation allowance was provided	6,911	3,380	2,940
Reversal of valuation allowance	(7,422)	(19,618)	(28,680)
Difference relating to a change in the rate recognized as income in previous years*	1,015	1,990	—
Taxes in respect of previous years	(703)	(1,282)	1,147
Effect of change in tax rate	27	116	(2,917)

Actual tax expenses	$1,110	$10,461	$15,101

Effective tax rate	(21.7% )	18.5%	13.5%

* With respect to the sale of available for sale securities.

h.

As of December 31, 2006 the Company had tax loss carryforwards of approximately $76,000, and its Israeli subsidiaries had tax loss carryforwards of approximately $25,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

NOTE 15:-	CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

a.

The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2011. Rent expenses amounted to approximately $803, $593 and $534 for the years ended December 31, 2006, 2005 and 2004, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

First year	$661
Second year	619
Third year	504
Fourth year	299
Fifth year	138

$2,221

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

b.

Certain of the Company’s subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company and in certain cases plus interest of Libor. As of December 31, 2006, the aggregate contingent royalty obligation amounted to approximately $3,281.

c.

Elron and RDC provided guarantees to banks of up to $260 from total guarantees of $300 to secure bank loans made available to a subsidiary. After the balance sheet date, Elron and RDC provided additional guarantees of $180 from total guarantees of $200 to secure an additional bank loan granted to the subsidiary.

	d.	As of December 31, 2006 137,454 shares of Given held by RDC are pledged to Rafael to secure a loan in the amount of $2,000 provided to RDC by Rafael.

	e.	Legal proceedings:

1.

During September 1999, the Company received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint’s substantial assets. The class action claim is for an amount of approximately $158,000, alternatively $123,000. The claim alleges that the defendants, by their decisions regarding the sale of Elscint’s assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to purchase from each of the members of the represented class all shares held by them at a price of $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed. In light of the decision on the said appeal by the Supreme Court as described in paragraph 2 below, the Company has requested directions from the Court in regard to this action.

2.

On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company’s holdings in Elbit Medical Imaging (“EMI”) (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint’s share at $14 per share or other remedies. On August 16, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel. On December 14, 2006, the Supreme Court referred the matter back to the Haifa District Court in order to decide whether the claim should be recognized as a class action. Further to the Supreme Court’s decision, on January 23, 2007, the plaintiffs filed an application with the Haifa District Court, requesting the Court’s approval that the claim be recognized as a class action. The procedural manner in which the case will be handled has still not been determined.

In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action. It has not been determined when the defendants are required to file their statements of defense to the claim. The claimants and the defendants are currently involved in various proceedings, mostly regarding the disagreement concerning the court fees.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

	e.	Legal proceedings: (Cont.)

3.

During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including the Company and certain officers and former officers of the Company) of the action described in paragraph 2 above and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to recognize the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense. The procedural manner in which the case will be handled has still not been determined.

The Company denies all the allegations set forth as described in paragraphs 1, 2 and 3, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, more likely than not, will cause dismissal of the above claims.

4.

On September 20, 2006 Rafael Armaments Development Authority Ltd. (“Rafael”) filed a claim with the Tel Aviv District Court against the company’s 100% subsidiary, DEP Technology Holdings Ltd. (“DEP”), and RDC, 50.1% held by DEP and 49.9% held by Rafael, requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC to commercialize technologies of Rafael for future development of products for use in non-military markets, pursuant to an agreement between DEP, RDC and Rafael. In December 2006, DEP and RDC filed statements of defense. The parties have agreed to refer to mediation proceedings.

Based on legal advice, the management is of the opinion that DEP and RDC have good defense arguments, which, more likely than not, will cause dismissal of the claim.

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

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Options to employees (Cont.)

	1.	Options to Elron’s Employees (Cont.)

In May 2003, the Board of directors of the Company approved an option plan (the “2003 Option Plan”) providing for the grant of 500,000 options to purchase 500,000 ordinary shares of the Company to eligible employees, directors and officers of the Company or of any subsidiaries of the Company. In March 2007 the 2003 option plan was increased by additional 500,000 options to purchase 500,000 ordinary shares of the Company. According to the option plan the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed.

As of December 31, 2006, 254,777 options were granted under the 2003 Option Plan at an average exercise price of $6.68 per share. The exercise price was adjusted to reflect the abovementioned dividend. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant.

	Year ended December 31, 2006

	Number of options	Weighted average exercise price		Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding-beginning of the year	540,435	$11.88	(*)
Granted	10,000	9.05
Exercised	(124,607)	5.78
Forfeited	(102,719)	14.84

Outstanding - end of the year	323,111	$9.27		2.14	1,532

Options exercisable at the end of the year	187,611	$10.73		1.69	863

	Year ended December 31,
	2005			2004

	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price

Outstanding-beginning of the year	574,702	$12.44		791,777	$12.01
Granted	120,000	9.69		20,000	12.41
Exercised	(69,031)	10.11		(218,290)	10.35
Forfeited	(85,236)	13.95		(18,785)	13.39

Outstanding - end of the year	540,435	$9.53	(*)	574,702	$12.44

Options exercisable at the end of the year	281,435	$11.88	(*)	259,369	$16.56

(*)	After an adjustment as a result of the dividend distributed of $3 per share (see Note 16(b)).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Options to employees (Cont.)

	1.	Options to Elron’s Employees (Cont.)

The weighted average fair values and weighted average exercise prices of options granted during the years ended December 31, 2006, 2005 and 2004 were as follows:

	For options with an exercise price on the grant date that:

	Exceeds market price			Less than market price

	Year ended December 31,			Year ended December 31,

	2006	2005	2004	2006	2005	2004

Weighted average exercise prices	$—	$—	$—	$9.05	$9.69	$12.41
Weighted average fair values on grant date	$—	$—	$—	$3.89	$4.18	$5.51

2.	The following table summarizes information regarding outstanding and exercisable options as of December 31, 2006:

Options outstanding				Options exercisable

Exercise price	Number outstanding at December 31, 2006	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number outstanding at December 31, 2006	Weighted- average exercise price

$5-7.838	199,111	1.81	$5.61	116,111	$5.32
$9.12-9.41	75,000	3.64	$9.19	22,599	$9.25
$18.87	24,000	1.47	$18.87	24,000	$18.87
$29.38	25,000	0.83	$29.38	25,000	$29.38

	323,111			187,611

3.

In December 1999, the Company’s shareholders approved a plan whereby the former Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,154 ordinary shares of the Company (the “1999 grant”). The options were granted ratably over a period of 3 years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant. On February 2005 and February 2006, the first and the second portion were expired.

In March 2001, the Company’s shareholders approved a plan whereby the former Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,000 ordinary shares of the Company (the “2001 grant”). The options were granted ratably over a period of 3 years commencing June 2001 and are exercisable for a period of three years, from the date of the grant. On June 2006, the first portion expired. The exercise prices of the options granted in June 2003 was $5.437 as adjusted for the abovementioned dividend distributed in 2005.

In December 2004, 19,333 options at an exercise price per share of $8.34 from the 2001 grant were exercised into 8,623 shares. In December 2006, 19,385 options at an exercise price per share of $10.01 from the 1999 grant were exercised into 4,070 shares

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Options to employees (Cont.)

As of grant date, the weighted average fair value of the remaining 2001 grant was $1.3 per share, respectively. The fair value was calculated using the Black & Scholes option-pricing model (see Note 2s for the assumptions used in the calculation).

Upon exercise of the options, the option holder will be granted a number of shares reflecting the intrinsic value of the options exercised, as calculated at the exercise date, in consideration for their par value only. These plans were considered to be variable plans as defined in APB 25 (except for the third portion of the 2001 grant which was accounted for under SFAS 123, See Note 2s).

	4.	Compensation expense recorded during 2006 amounted to $344 (2005- $405, 2004- $545).

	5.	The balance of deferred compensation as of December 31, 2006 amounted to $406.

NOTE 17:-	INCOME (LOSS) PER SHARE

	Year Ended December 31

	2006			2005			2004

	Income	Number of shares (in thousands)	Per share amount	Income	Number of shares (in thousands)	Per share amount	Income	Number of shares (in thousands)	Per share amount

Basic	3,032	29,532	$0.10	$47,335	29,437	$1.61	$84,133	29,266	$2.87

Effect of options of investees	(821)	—		(20)	—		(95)	—
Effect of dilutive stock options	—	92		—	113		—	119

Diluted	2,211	29,624	$0.07	47,315	29,550	$1.60	$84,038	29,385	$2.86

NOTE 18:-	EQUITY IN LOSSES OF AFFILIATED COMPANIES

	Year ended December 31,

	2006	2005	2004

Affiliated companies:
ESL(1)	—	—	4,706
Given	(5,107)	(2,036)	(2,573)
Netvision	5,059	1,576	(2,265)
Others(2)	(17,629)	(17,062)	(10,360)

	$(17,740)	$(17,522)	$(10,492)

The equity in losses includes amortization of intangible assets embedded in to the investments in affiliated companies.

(1)	Through the sale date, see Note 7d(1).

(2)	Including equity in net losses of consolidated entities through the dates of commencement of consolidation and of previously consolidated entities from the date they ceased to be consolidated.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-	GAIN FROM DISPOSAL OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES, NET

	Year ended December 31,

	2006	2005	2004

ESL (See Note 7d(1))	$—	$—	$105,171
Given (See Note 7d(2))	(975)	666	21,667
KIT (See Note 7d(4))	—	—	5,302
Netvision (See Note 7d(7))	1,802	2,989	—
Oren (See Note 7d(6))	—	19,673	—
AMT (See Note 7 d(8))	985	—	—
Galil Medical (See Note 3b)	742	—	—
Others	(7)	—	256

	$2,547	$23,328	$132,396

NOTE 20:-	OTHER INCOME, NET

	Year ended December 31,

	2006	2005	2004

Gain (loss) from sale and increase (decrease) in market value of:
Partner shares (see Note 8(2))	$24,977	$56,423	$—
Zix shares (1)	—	—	5,360
Zoran shares (see Note 7(d)(6))	—	1,053	—
Other companies, net	13	133	(5)
Other than temporary decline in investments	—	(568)	(803)
Bank loan extinguishment(2)	2,708	—	—
Equity in losses of partnerships	(672)	174	(7)
Dividend from Partner	1,781	381	—
Other	503	1,052	204

	$29,310	$58,648	$4,749

Realized gains from sale of available-for-sale securities amounted to approximately $25,000, $57,500 and $5,400 in the years ended December 31, 2006, 2005 and 2004, respectively. The proceeds from such sales amounted to approximately $39,800, $103,000 and $8,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Regarding an other than temporary decline in value of other investments see Note 8(3).

(1)

The Zix Common stock had been accounted for as available for sale securities in accordance with SFAS 115. In 2004 the Company sold 854,701 shares in consideration for approximately $8,100 resulting in a realized gain of approximately $5,400 ($3,600 net of tax).

(2)

In February 2006, Mediagate’s bank loan in the amount of approximately $2,800 was settled in consideration for $100. As a result, according to the provisions of FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, Elron recorded in the first quarter of 2006 a gain of approximately $2,700.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:-	FINANCING INCOME, NET

	Year ended December 31,

	2006	2005	2004

Income:
Interest on cash equivalents, bank deposits, debentures and loans	$5,854	$6,473	$2,577
Foreign currency gains	493	1,532	862

	6,347	8,005	3,439

Expenses:
Interest on short-term credit, long-term loans and others	780	1,333	586
Foreign currency losses	1,112	88	1,420

	1,892	1,421	2,006

(Gain) Loss from sale of debentures	(114)	192	—
Other than temporary decline in value of Available for sale Debentures	518	909	—

	$4,051	$5,483	$1,433

NOTE 22:-	DISCONTINUED OPERATIONS

During 2005, the Company sold all of its shares of the ET Group, which met the definition of a component under SFAS 144 (See Note 3a). Accordingly, the results of operations of the ET Group and the gain resulting from the disposal of the ET Group have been classified as discontinued operations in the statement of operations.

a.	The following is the composition of discontinued operations:

	2005	2004

Loss from operations of discontinued components
ET Group (See Note 3a): *
Impairment of goodwill	(1,329)	(1,980)
Impairment of intangible assets and property and equipment	—	(2,904)
Operating losses	(2,734)	(3,027)

	$(4,063)	$(7,911)

ESW (Elron SW-formerly 97% held by Elron)	—	(454)

	(4,063)	(8,365)

Gain on disposal
ET Group (See Note 3a)	213	—

	213	—

	$(3,850)	$(8,365)

* Pre tax loss of ET group	$(4,063)	$(7911)

* Pre-tax loss of ESW	$—	$(454)

Revenues relating to the ET Group discontinued operations for the years ended December 31, 2005 and 2004 were $2,954 and $5,065, respectively.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	RELATED PARTY TRANSACTIONS

a.	Balances with related parties:

	December 31

	2006	2005

Trade receivables:
Affiliated companies	$—	$4,984

Other receivables:
Affiliated companies	78	9
Other companies	17	50

	95	59
Long-term receivables:
Other companies	467	434

	$562	$5,477

b.	Income and expenses from affiliated and other companies:

	Year ended December 31,

	2006	2005	2004

Income:
Revenues	$6,699	$8,046	$7,182
Interest and commission for guarantees	362	235	142
Participation in Directors’ remuneration	84	68	38
Participation in expenses	15	25	89
Costs and Expenses:
Participation in expenses	17	19	40
Directors’ remuneration	71	91	30

c.	Option to the former Chairman of the Board and Chief Executive Officer - see Note 16c(3).

d.	See Note 7(d)(7) regarding the Barak Merger and GlobCall Merger with Netvision.

e.	See Note 8(4)(a) regarding the investment in Jordan Valley.

f.	See Note 7(d)(2)(f) regarding the investment in Given.

g.	The Company holds certain investments together with DIC as of December 31, 2006, the significant of which are as follows:

	% holding by
	DIC	Elron and RDC

Given	14.0	25.4%
Netvision (see also Note 7(d)(7)	36.1	36.1%
Galil	12.7	29.0%

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 24:-	ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized gains and losses on securities	Foreign currency translation adjustments	Total

Balance as of January 1, 2005 (net of tax effect of $32,300)	58,213	(496)	57,717

Unrealized losses on available for sale securities (net of tax effect of $5,359)	(10,450)	—	(10,450)
Reclassification adjustment for realized gain and other than temporary decline in value included in net income (net of tax effect of $20,601)	(36,335)	—	(36,335)
Foreign currency translation adjustments	—	(191)	(191)

Balance as of December 31, 2005 (net of tax effect of $6,340)	$11,428	$(687)	$10,741

Unrealized gains on available for sale securities (net of tax effect of $2,579)	6,493	—	6,493
Reclassification adjustment for realized gain and other than temporary decline in value included in net income (net of tax effect of $8,593)	(16,645)	—	(16,645)
Foreign currency translation adjustments	—	709	709

Balance as of December 31, 2006 (net of tax effect of $326)	$1,276	$22	$1,298

NOTE 25:-	BUSINESS SEGMENT

a.

Subsequent to the sale of the ET Group (see Note 3a) the Company operates in one segment, namely the “Other Holdings and Corporate Operations”. This segment includes corporate headquarters and reflects the investments in companies that operate in the fields of medical devices, communications, semiconductors, software products and services and clean technology.

The ET Group, which comprised the system and projects segment was sold on December 29, 2005 and therefore has been classified as discontinued operations. The operations of the System and Projects segment included development and supply of software solutions for the management of large and complex communication and internet networks.

b.	Revenues according to location of customers are as follows:

	2006	2005	2004

Israel	$337	$271	$49
USA	9,061	9,781	8,688
Europe	625	802	511
Asia	2,840	1,792	2,017

	$12,863	$12,646	$11,265

c.	Revenues from major customers were as follows:

	2006	2005	2004

In the Other Holdings and Corporate Operations segment:
Oncura (See Note 23)	52%	64%	64%

d.	The majority of the long-lived assets are located in Israel.

- - - - - - - - - - - - - - - -

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

ANNEX TO THE FINANCIAL STATEMENTS
U.S dollars in thousands

Details relating to major investments as of December 31, 2006:

		Carrying value of the investment as of December 31, 2006 (2)	Market value of the publicly traded investments as of

	% of ownership interest (1)
			December 31, 2006	March13, 2007

Consolidated Companies:

Starling (3)	50%	(32)	—	—
SELA (3)	39%	224	—	—
Medingo (3)	50%	1,050	—	—

Affiliated Companies (equity):
Given Imaging Ltd. (NASDAQ: GIVN) (3)	21%	67,820	115,257	124,191
NetVision Ltd. (TASE: NTSN)	36%	13,119	53,998	59,680
ChipX	29%	2,029	—	—
CellAct Ltd.	45%	357	—	—
AMT	34%	2,767	—	—
Wavion, Inc.	38%	(149)	—	—
Pulsicom Israel Technologies Ltd.	18%	10	—	—
3DV Systems Ltd. (3)	44%	2,494	—	—
Galil Medical Ltd. (3)	20%	4,772	—	—
Notal Vision, Inc.	23%	135	—	—

Available for sale:
EVS (NASDAQ: EVSNF.OB)	10%	1,120	1,438	1,358
MWise Inc.	10%	817	817	1,653

Partnership:
Gemini Israel Fund L.P.	5%	16	—	—
InnoMed Ventures L.P.	14%	3,313	—	—

Cost:
Jordan Valley	27%	8,137	—	—
Impliant Inc.	22%	8,340	—	—
Teledata Ltd.	21%	16,000	—	—
Nulens Ltd.	29%	4,360	—	—
Brainsgate	22%	6,949	—	—
Enure	41%	2,215	—	—
Safend Ltd.	26%	3,700	—	—
Neurosonix	16%	2,850	—	—
Atlantium	31%	10,000	—	—

(1)	On the basis of the outstanding share capital.

(2)	Includes loans and convertible notes.

(3)	Represents the carrying value and the ownership interest of the investment in Elron’s books and Elron’s share in the carrying value and ownership interest of the investment in RDC’s books.

(4)	Represents Elron’s share in the carrying value and the ownership interest of the investment in Galil’s books.

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

As discussed in Note 2a, the financial statements for the years ended December 31, 2005 and 2004 have been restated.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu
Tel-Aviv, March 2, 2006 (March 1, 2007 as to the effects of the restatement discussed in Note 2a)

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

/s/ PricewaterhouseCoopers LLP
February 28, 2005
San Jose, CA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCONTING FIRM

To the Shareholders of
Chip X (Israel) Limited.

          We have audited the accompanying balance sheets of ChipX (Israel) Limited. (former name: Chip Express (Israel) Ltd) (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders’ equity and cash flows for the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ PricewaterhouseCoopers LLP
March 6, 2006
Philadelphia, PA

Given Imaging Ltd.
and its Subsidiaries

Consolidated
Financial Statements

As of and for the
Year Ended December 31, 2006

Given Imaging Ltd. and its subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Given Imaging Ltd.:

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1K to the consolidated financial statements, effective January 1, 2006, the Company has adopted Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel - Aviv, Israel
April 12, 2007

Given Imaging Ltd. and its subsidiaries

Consolidated Balance Sheets
(In thousands except per share data)

		December 31

	Note	2005	2006

Assets

Current assets
Cash and cash equivalents	1D; 2	$65,356	$44,510
Short-term investments	5	288	17,245
Accounts receivable:
Trade, net	1E	18,325	18,887
Other	3	6,264	1,463
Inventories	1F; 4	16,172	18,168
Advances to suppliers		332	82
Deferred taxes	1P; 14C	1,219	1,374
Prepaid expenses		1,020	1,340

Total current assets		108,976	103,069

Deposits		401	469

Assets held for employees’ severance payments	1G; 10	1,690	1,984

Marketable securities	1H; 5	21,664	34,769

Fixed assets, at cost, less accumulated depreciation	1I; 6	13,862	14,811

Other assets, at cost, less accumulated amortization	1J; 7	2,517	3,075

Total Assets		$149,110	$158,177

President and CEO	Vice President and CFO

April 12, 2007

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Consolidated Balance Sheets
 (In thousands except share data)

		December 31

	Note	2005	2006

Liabilities and shareholders’ equity

Current liabilities

Current installments of obligation under capital lease	8B	$11	$13
Accounts payable:
Trade		5,529	5,550
Other	9	13,886	14,620
Deferred income	1N; 8C	3,333	3,871

Total current liabilities		22,759	24,054

Long-term liabilities
Deferred income	8C	22,172	20,411
Obligation under capital lease	8B	34	20
Liability in respect of employees’ severance payments	10	2,040	2,407

Total long-term liabilities		24,246	22,838

Total liabilities		47,005	46,892

Commitments and contingencies	8

Minority interest		61	3,499

Shareholders’ equity
Share capital:	11
Ordinary Shares, NIS 0.05 par value each (90,000,000 shares authorized as of December 31, 2005 and 2006, 27,950,281 and 28,641,291 shares issued and fully paid as of December 31, 2005 and 2006, respectively)		327	335
Additional paid-in capital		148,955	156,197
Capital reserve		2,166	2,166
Accumulated deficit		(49,404)	(50,912)

Total shareholders’ equity		102,044	107,786

Total liabilities and shareholders’ equity		$149,110	$158,177

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Consolidated Statements of Operations
(In thousands except share and per share data)

		Year ended December 31,

	Note	2004	2005	2006

Revenues	1N; 12	$65,020	$86,776	$95,029
Cost of revenues		17,734	22,070	24,154

Gross profit		47,286	64,706	70,875

Operating expenses
Research and development, gross	1Q	(7,363)	(8,833)	(12,678)
Royalty bearing government grants	1O; 8A	1,140	1,244	1,867

Research and development, net		(6,223)	(7,589)	(10,811)

Sales and marketing		(33,652)	(43,281)	(50,732)
General and administrative		(6,916)	(9,657)	(16,027)

Total operating expenses		(46,791)	(60,527)	(77,570)

Operating profit (loss)		495	4,179	(6,695)

Financial income, net	13	956	762	3,980

Profit (loss) before taxes on income and minority share		1,451	4,941	(2,715)

Taxes on income	1P, 14	690	286	(127)

Profit (loss) before minority share		2,141	5,227	(2,842)

Minority share in losses of subsidiary		747	1,116	1,334

Net profit (loss)		$2,888	$6,343	$(1,508)

Profit (loss) per share

Basic profit (loss) per Ordinary Share	1L	$0.11	$0.23	$(0.05)

Diluted profit (loss) per Ordinary Share		$0.10	$0.21	$(0.05)

Weighted average number of Ordinary Shares used to compute basic profit (loss) per Ordinary Share	1L	26,633,964	27,781,223	28,053,849

Weighted average number of Ordinary Shares used to compute diluted profit (loss) per Ordinary Share	1L	29,353,448	29,695,164	28,053,849

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity
(In thousands except share data)

	Ordinary shares		Additional Paid-In Capital	Capital Reserve
					Unearned Compensation	Accumulated Deficit
	Shares	Amount					Total

Balance as of December 31, 2003	25,649,188	$301	$100,996	$2,166	$(30)	$(58,635)	$44,798

Changes during the year 2004:
Ordinary shares issued	1,500,000	17	44,250	—	—	—	44,267
Exercise of stock options	472,198	5	2,581	—	—	—	2,586
Forfeiture of stock options	—	—	(11)	—	3	—	(8)
Non-employees’ stock options	—	—	62	—	—	—	62
Amortization of unearned compensation	—	—	—	—	24	—	24
Net profit	—	—	—	—	—	2,888	2,888

Balance as of December 31, 2004	27,621,386	$323	$147,878	$2,166	$(3)	$(55,747)	$94,617

Changes during the year 2005:
Exercise of stock options	328,895	4	1,077	—	—	—	1,081
Amortization of unearned compensation	—	—	—	—	3	—	3
Net profit	—	—	—	—	—	6,343	6,343

Balance as of December 31, 2005	27,950,281	$327	$148,955	$2,166	$—	$(49,404)	$102,044

Changes during the year 2006:
Exercise of stock options	591,010	7	2,029	—	—	—	2,036
Restricted shares issued	100,000	1	—	—	—	—	1
Stock based compensation	—	—	5,213	—	—	—	5,213
Net loss	—	—	—	—	—	(1,508)	(1,508)

Balance as of December 31, 2006	28,641,291	$335	$156,197	$2,166	$—	$(50,912)	$107,786

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,

	2004	2005	2006

Cash flows from operating activities:
Net profit (loss)	$2,888	$6,343	$(1508)

Adjustments required to reconcile net profit (loss) to net cash provided by operating activities:

Minority share in losses of subsidiary	(747)	(1,116)	(1,334)
Depreciation and amortization	3,147	3,596	4,237
Deferred taxes	(737)	(482)	(155)
Employees’ stock option compensation	16	3	5,213
Non-employees’ stock option compensation	62	—	—
Other	48	98	18
Net increase in trading securities	—	—	(5,060)
Increase in accounts receivable – trade	(5,316)	(6,064)	(562)
Decrease (increase) in other accounts receivable	(804)	(4,993)	4,801
Decrease (increase) in prepaid expenses	360	(66)	(320)
Decrease (increase) in advances to suppliers	(508)	223	250
Increase in inventories	(5,648)	(2,378)	(1,996)
Increase in accounts payable	7,107	5,769	500
Increase (decrease) in deferred income	12,000	12,555	(1,223)

Net cash provided by operating activities	$11,868	$13,488	$2,861

Cash flows from investing activities:
Purchase of fixed assets and other assets	$(3,245)	$(7,948)	$(5,876)
Proceeds from sales of fixed assets	57	—	—
Deposits, net	(42)	(16)	(41)
Proceeds from sales of marketable securities	—	—	13,120
Investments in marketable securities	—	(21,919)	(37,960)

Net cash used in investing activities	$(3,230)	$(29,883)	$(30,757)

Cash flows from financing activities:
Principal payments on capital lease obligation	$(37)	$(12)	(14)
Proceeds from the issuance of Ordinary Shares	46,853	1,081	2,037
Issuance of shares by consolidated company	—	—	4,772

Net cash provided by financing activities	$46,816	$1,069	$6,795

Effect of exchange rate changes on cash	$40	$(179)	$255

Increase (decrease) in cash and cash equivalents	$55,494	$(15,505)	$(20,846)
Cash and cash equivalents at beginning of year	25,367	80,861	65,356

Cash and cash equivalents at end of year	$80,861	$65,356	$44,510

Supplementary cash flow information

	Year ended December 31,

	2004	2005	2006

Income taxes paid	$107	$163	$300

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 1 -	Organization and Summary of Significant Accounting Policies

A.	General

Given Imaging Ltd. (the “Company”) was incorporated in Israel in January 1998.

The Company has developed the Given System, a proprietary wireless imaging system that represents a new approach to visual examination of the gastrointestinal tract. The system uses a miniaturized video camera contained in a capsule, referred to as the PillCam™ capsule, which is ingested by the patient and delivers high quality color images in a painless and noninvasive manner.

The Given System consists of three principal components:

•	a single-use, disposable PillCam color-imaging capsule that is ingested by the patient;

•	a portable data recorder and array of sensors that are worn by the patient; and

•	a computer workstation with a proprietary RAPID software for downloading, processing and analyzing recorded data.

After receiving marketing clearance from the United States Food and Drug Administration (“FDA”) in August of 2001, the Company commenced the marketing of the Given System with its first video capsule, the PillCam Small Bowel Capsule, or PillCam SB, for detection of disorders of the small bowel. In November 2004, following receipt of FDA marketing clearance, the Company began marketing and sales of its second video capsule, PillCam ESO, for detection of disorders in the esophagus. The Company markets the PillCam ESO capsule through a strategic marketing alliance with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company (see Note 8C). In late 2006, the Company completed the development of its third video capsule, PillCam Colon, for visual examination of the colon and received the regulatory clearance that permits the Company to market and sell this capsule in Europe. The Company has also submitted this capsule for FDA clearance in the United States.

The medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company’s future success is dependent upon several factors including technological quality, regulatory approvals, sufficient reimbursement for its products and the cost and diagnostic-effectiveness of its products compared to other methods for the examination of the gastrointestinal tract.

B.	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries in the United States, Germany, France, the Netherlands and Australia and its 51% owned subsidiary in Japan. The accounts of its subsidiaries are consolidated from the date of their inception. All the subsidiaries were established for the purpose of marketing and selling the Given System. All intercompany balances and transactions have been eliminated in consolidation. The Company considers that it operates in only one segment.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 1 -	Organization and Summary of Significant Accounting Policies (cont’d)

	C.	Functional and reporting currency

The Company’s functional and reporting currency is the U.S. dollar.

Transactions denominated in foreign currencies other than the U.S. dollar are translated into the functional currency using current exchange rates. Gains and losses from the translation of foreign currency transactions are recorded in other income or expenses.

	D.	Cash and cash equivalents

All highly-liquid investments with original maturity of three months or less from the date of deposit are considered to be cash equivalents.

	E.	Provision for doubtful accounts receivable

The provision for doubtful accounts receivable is calculated on the basis of specific identification of balances, the collection of which, in management’s opinion, is doubtful. In determining the adequacy of the provision, management bases its opinion on the estimated risk, in reliance on available information with respect to the debtor’s financial position and an evaluation of the collateral received.

The activity in the provision for doubtful accounts for the three years ended December 31, 2006 is as follows:

	Year ended December 31,

	2004	2005	2006

Opening balance	$—	$115	$431
Additions during the year	115	316	356

Closing balance	$115	$431	$787

F.	Inventories

Inventories are stated at lower of cost or market. Cost is determined using the average cost method for raw materials and components and finished goods and on the basis of actual manufacturing costs for work in progress.

G.	Assets held for employees’ severance payments

Assets held for employees’ severance payments represent contributions to insurance policies that are recorded at their current redemption value.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 1 -	Organization and Summary of Significant Accounting Policies (cont’d)

	H.	Marketable securities

The Company accounts for marketable securities under Statement of Financial Accounting Standards (SFAS) No. 115 “Accounting for Certain Investments in Debt and Equity Securities (“Statement 115”). Marketable securities consist of U.S. government bonds and corporate bonds, which the Company classified as “held to maturity” and auction rate securities and money market funds, which the Company classified as “trading”, all in accordance with the guidance of statement 115.

Held-to-maturity debt securities are securities that the Company has the ability and intent to hold until maturity and are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method.

Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value and changes in the fair value, based on closing market prices of the at balance sheet date, represent unrealized gains and losses which are included in earnings.

A decline in the market value of any “held-to-maturity” security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

	I.	Fixed assets

Fixed assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and software	33
Instruments and laboratory equipment	15
Leasehold improvements	10
Motor vehicles	15
Machinery and equipment	15
Communication equipment	15
Office furniture and equipment	10-15

Motor vehicles purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception. Such assets and leasehold improvements are depreciated and amortized respectively, using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

The Company accounts for long-lived assets and certain intangible assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment of or Disposal of Long-Lived Assets” (“Statement 144”). This Statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 1 -	Organization and Summary of Significant Accounting Policies (cont’d)

	J.	Other assets

a.

The Company developed proprietary software for its computer workstations that permits downloading and viewing recorded data from the portable data recorder. The costs of developing this software were capitalized in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“Statement 86”). As such, capitalization of software development costs begins upon the establishment of technological feasibility as defined in Statement 86 and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized on a straight-line basis over the expected life of the related product, which is generally five years.

	b.	Legal expenses related to patent and trademark registration have been capitalized and amortized over the remaining life of the asset, which is generally eight years.

c.

Technology and content costs are generally expensed as incurred, except for certain costs relating to the development of the Company’s web site that are capitalized and amortized over their estimated useful lives which are generally three years.

	K.	Stock compensation plans

Employees and directors

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). This Statement requires compensation expense relating to share-based payments to be recognized in net income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period. The Company elected the modified-prospective method and therefore prior periods were not restated. Under the modified-prospective method, compensation costs recognized in 2006 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2005.

Stock-based compensation recognized in the Consolidated Statement of Operations for the year ended December 31, 2006 is based on awards ultimately expected to vest. As a result the expense has been reduced for estimated forfeitures. SFAS No. 123R required forfeitures to be estimated at the time of grant and revised, in necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 1 -	Organization and Summary of Significant Accounting Policies (cont’d)

	K.	Stock compensation plans (cont’d)

The effect of the implementation of SFAS No. 123R was to increase expenses by $ 5,213, which changed the profit before taxes and net profit to losses by the same amount. The per share effect $(0.19) was to turn the basic and diluted earnings per share into loss per share.

Prior to January 1, 2006, the Company has followed SFAS No. 123, which permitted entities to recognize as an expense over the vesting period, the fair value on the date of grant of all stock-based awards. Alternatively, Statement 123 allowed entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and related interpretations” (“APB Opinion No. 25”) and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in Statement 123 had been applied.

The Company elected to apply the intrinsic value-based method prescribed in APB Opinion No. 25 for its stock compensation to employees and directors and provide the pro forma disclosure provisions of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123”.

As such, the Company computed and recorded compensation expense for grants whose terms were fixed with respect to the number of shares and option price only if the market price on the date of grant exceeded the exercise price of the stock option. The compensation cost for the fixed plans was recorded over the period the employee performs the service to which the stock compensation relates.

The following table shows the effect on net profit and profit per Ordinary Share if the Company had applied the fair value recognition provisions of Statement 123:

		Year ended December 31,

		2004	2005

Net profit as reported		$2,888	$6,343
-	Compensation expenses according to APB 25 included in the reported net profit	16	3
-	Application of compensation expenses according to Statement 123	(13,432)	(10,327)

Pro forma net loss		$(10,528)	$(3,981)

Basic profit (loss) per Ordinary Share:
As reported		$0.11	$0.23

Pro forma		$(0.39)	$(0.14)

Diluted profit (loss) per ordinary share:
As reported		$0.10	$0.21

Pro forma		$(0.39)	$(0.14)

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 1 -	Organization and Summary of Significant Accounting Policies (cont’d)

	K.	Stock compensation plans (cont’d)

Non-Employees

Effective January 1, 2006, the Company applies the provisions of SFAS No. 123R to account for stock based compensation to non-employees. Prior to January 1, 2006, the Company applied the fair value-based method of accounting set forth in Statement 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” for such compensation expenses. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees and are recognized over the vesting period.

The Company recorded compensation expense of $62 in the year ended December 31, 2004 related to the above options. There were no such expenses in 2005 or 2006.

	L.	Profit (loss) per Ordinary Share

Basic and diluted profit (loss) per Ordinary Share is presented in conformity with SFAS No. 128, “Earnings Per Share”, for all years presented. Basic profit (loss) per Ordinary Share is calculated by dividing the net profit (loss) attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding. Diluted profit (loss) per Ordinary share calculation is similar to Basic Earnings Per Share except that the weighed average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares from options had been exercised.

The following table summarizes information related to the computation of basic and diluted profit (loss) per Ordinary Share for the years indicated.

	Year ended December 31,

	2004	2005	2006

Net profit (loss) attributable to Ordinary Shares	$2,888	$6,343	$(1,508)

Weighted average number of Ordinary Shares outstanding Used in basic profit (loss) per Ordinary Share calculation	26,633,964	27,781,223	28,053,849

Add assumed exercise of outstanding dilutive potential Ordinary Shares	2,719,484	1,913,941	—

Weighted average number of Ordinary Shares outstanding Used in diluted profit (loss) per Ordinary Share calculation	29,353,448	29,695,164	28,053,849

Basic profit (loss) per Ordinary Share	$0.11	$0.23	$(0.05)

Diluted profit (loss) per Ordinary Share	$0.10	$0.21	$(0.05)

Number of options excluded from the diluted earning per share calculation because of anti-dilutive effect	165,500	2,448,114	4,114,604

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 1 -	Organization and Summary of Significant Accounting Policies (cont’d)

	M.	Use of estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

	N.	Revenue recognition

Revenues from sales of products are recognized upon delivery provided that the collection of the resulting receivable is reasonably assured, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

For sales contracts, which include a Post Contract Customer Support (“PCS”) component, revenues allocated to PCS in accordance with EITF 00-21 “Revenue Arrangements with Multiple Deliverables”, are deferred and recognized ratably over the term of the support period, which is generally one year.

The Company accrues estimated warranty costs at time of shipment based on contractual rights and historical experience. The Company’s policy is not to grant return rights.

Taxes collected from customers and remitted to Governmental Authorities are presented in the financial statements on a net basis.

The Company routinely evaluates its products for inclusion of any embedded software that is more than incidental thereby requiring consideration of AICPA Statements of Position 97-2, “Software Revenue Recognition”. Based on such evaluation, the Company has concluded that none of its products have such embedded software.

	O.	Government-Sponsored Research and Development

The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) as a reduction of research and development expenses.

Royalties payable to OCS are recognized pursuant to sale of related products and are classified under cost of revenues.

	P.	Taxes on income

The Company accounts for income taxes under SFAS No. 109 “Accounting for Income Taxes” (“Statement 109”).

Under Statement 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

	Q.	Research and development costs

Research and development costs are expensed as incurred.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 1 -	Organization and Summary of Significant Accounting Policies (cont’d)

	R.	Allowance for product warranty

It is the Company’s policy to grant a warranty for certain products. The balance sheet provision for warranties for all periods through December 31, 2006 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

	S.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable and marketable securities.

Cash and cash equivalents are deposited with major financial institutions in Europe, the United States, Japan, Australia and Israel.

The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company’s customer base and the Company’s policy of requiring collateral or security with respect to receivables due from distributors.

	T.	Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN 48 on its consolidated financial position, results of operations and cash flows.

Note 2 -	Cash and Cash Equivalents

	Interest rate as of December 31	December 31

	2006	2005	2006

	%

Denominated in U.S. dollars	5.15-5.26	$57,912	$25,794
Denominated in New Israeli Shekels	4.7-5.0	2,855	3,099
Denominated in Euro	2.95	3,396	7,766
Denominated in Australian dollars		732	469
Denominated in Japanese Yen		461	7,382

		$65,356	$44,510

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 3 -	Accounts Receivable - Other

	December 31

	2005	2006

Government institutions	$921	$1,389
InScope (Note 8C)	5,000	—
Other	343	74

	$6,264	$1,463

Note 4 -	Inventories

	December 31

	2005	2006

Raw materials and components	$7,399	$7,721
Work in progress	3,251	3,533
Finished goods	5,522	6,914

	$16,172	$18,168

Note 5 -	Marketable Securities

As of December 31, 2006 and 2005, marketable securities consist U.S. government bonds and corporate bonds, which the Company classified as “held-to-maturity” (““the Bonds”). As of December 31, 2006, marketable securities also included auction rate securities and money market funds, which are classified as “trading”.

The amortized cost, gross unrealized losses and fair value of the “held-to-maturity” Bonds by major interest type were as follows:

	December 31, 2006

	Amortized cost	Gross unrealized holding losses	Fair Value

Up to 5%	$33,574	$(601)	$32,973
5.1% - 6%, 8.125%	13,380	(212)	13,168

	$46,954	$(813)	$46,141

	December 31, 2005

	Amortized cost	Gross unrealized holding losses	Fair Value

3.375% - 4.3%	$17,697	$(198)	$17,499
5.9% - 6%	4,255	(86)	4,169

	$21,952	$(284)	$21,668

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
 (In thousands except share and per share data)

Note 5 -	Marketable Securities (cont’d)

Maturities of the “held-to-maturity” Bonds were as follows at December 31, 2006 and 2005:

	Amortized cost	Fair value

	2006	2006

Current maturities	$12,185	$12,063
Due after one year through five years	34,769	34,078

	$46,954	$46,141

	Amortized cost	Fair value

	2005	2005

Current maturities	$288	$284
Due after one year through five years	21,664	21,384

	$21,952	$21,668

As of December 31, 2006, marketable securities also included $5,060 in bonds classified as “trading” (2005 - $0). These investments are subject to price volatility associated with any interest-bearing instrument. Net realized gains on trading securities during the year ended December 31, 2006 were $133, and are included in financial income. Net unrealized losses on trading securities held as of December 31, 2006 were $15 and are included in financial income.

Short-term investments are comprised of:

	December 31

	2005	2006

Current maturities of “held-to-maturity” securities	$288	$12,185
Trading securities	—	5,060

	$288	$17,245

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 6 -	Fixed Assets, at Cost, Less Accumulated Depreciation

	December 31

	2005	2006

Computers and software	$4,942	$6,234
Instruments and laboratory equipment	682	791
Leasehold improvements	3,847	4,259
Motor vehicles	55	155
Machinery and equipment	12,702	14,952
Communication equipment	388	418
Office furniture and equipment	1,273	1,248

Fixed assets	23,889	28,057

Accumulated depreciation	(10,027)	(13,246)

Fixed assets less accumulated depreciation	$13,862	$14,811

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006 were $ 2,561, $ 2,936 and $ 3,599, respectively.

Note 7 -	Other Assets, at Cost, Less Accumulated Amortization

	December 31

	2005	2006

Software development costs	$647	$647
Patents and trademarks	3,425	4,594
Web site application	895	922

Other assets	4,967	6,163

Accumulated amortization	(2,450)	(3,088)

Other assets, net	$2,517	$3,075

Amortization expenses for the years ended December 31, 2004, 2005 and 2006 were $586, $660 and $ 638, respectively. . Estimated amortization expense for the next five years is: $573 in 2007, $560 in 2008, $516 in 2009, $453 in 2010, and $381 in 2011.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 -	Commitments and Contingencies

	A.	Office of the Chief Scientist Grants

The Company’s research and development efforts have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”). In return for the OCS’s participation, the Company is committed to pay royalties to the Israeli Government at the rate of 3% for each of the first three years and, from the fourth year onwards, at the rate of 3.5% of the sales of its product, up to 100% of the amount of the grants received, plus LIBOR interest. The grants are presented as an off-set to related research and development expenses. The Company is entitled to the grants only upon incurring research and development expenditures. There are no future performance obligations related to the grants received from the OCS. However, under certain limited circumstances, the OCS may withdraw its approval of a research program or amend the terms of its approval.

Upon withdrawal of approval, the grant recipient may be required to refund the grant, in whole or in part, with or without interest, as the OCS determines. As of December 31, 2006, the Company has received from the OCS office a total cumulative amount of $ 6,751 of which the Company has already repaid $ 2,534 as royalties. The total outstanding future obligation, for royalties, based on royalty-bearing government participation totaled, before interest, approximately $ 4,217 as of December 31, 2006. Royalties payable to the OCS are recognized pursuant to sale of related products and are classified under cost of revenues.

	B.	Leases

Capital lease for motor vehicles

The capital lease is to be repaid in five years and bears interest of 7.47%. The vehicles are pledged as collateral.

Operating leases

The Company and its subsidiaries currently lease office space and manufacturing space for periods of up to 15 years (including options to extend the terms of the leases). The current lease for the Company’s headquarters is in Yoqneam, Israel. This facility houses the Company’s corporate headquarters, research and development and manufacturing facilities. Under this lease agreement, the Company will pay approximately $1,300 a year in rent and management fee. These payments are subject to adjustments based on changes in the Israeli Consumer Price Index. In addition, to secure its obligations under the lease, the Company provided a bank guaranty in the amount of approximately $750 in favor of the lessor. The lease expires on December 31, 2015. The Company has an option to extend the lease until December 31, 2020.

The Company and its subsidiaries signed several motor vehicle lease agreements. The companies deposited a total amount of $ 196 to guarantee their performance under the terms of the lease agreements.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 -	Commitments and Contingencies (cont’d)

	B.	Leases (cont’d)

The Company is committed to minimum annual payments over the next five years as follows:

	Capital leases	Operating leases

2007	$13	$2,884
2008	20	2,432
2009	—	1,880
2010	—	1,439
2011 and thereafter	—	6,577

	$33	$15,212

Rental expenses under the lease agreements for the years ended December 31, 2004, 2005 and 2006 were $1,999, $ 2,353 and $ 2,914, respectively.

C.	Agreement with InScope

On May 10, 2004, the Company entered into an exclusive sales representation, co-promotion and cooperation agreement with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company. InScope has exclusive rights to market the Company’s PillCam ESO capsule for visual examination of the esophagus. Under the terms of the agreement, the Company received, as of December 31, 2006, milestone payments of $25,000. The Company pays InScope a commission of 50% on sales of PillCam ESO capsules and a 10% commission on sales of capital equipment parts of the Given System, such as workstations and portable data recorders. According to a September 2006 amendment to the original agreement, the payment by InScope to the Company of the remaining $25,000 milestone payment originally due February 2007, plus 7% interest, will be made in six equal annual installments of $5,240 each, beginning in January 2008. Beginning in 2009, the remaining installments at any given time may be accelerated and paid sooner if one or more reimbursement or commission thresholds are achieved. In addition, pursuant to this amendment, the 10% commission the Company pays InScope on sales of capital equipment parts of the Given System will be paid only in respect of capital equipment sold to customers that use this equipment to perform procedures with the PillCam ESO capsule. InScope will fund certain reimbursement and clinical study activities concerning the PillCam ESO capsule.

Subject to achieving specified minimum sales targets and meeting certain conditions, the exclusive term of the agreement will continue for up to 11 years, followed by a four-year co-exclusive transition period with the Company.

All milestone payments received have been deferred and are being systematically recognized, on a straight-line basis, by the Company as a reduction of commission expense over the 15 year term of the agreement.

Milestone payments are included under deferred income in the Consolidated Balance Sheet.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 -	Commitments and Contingencies (cont’d)

	D.	Agreements with key single - source suppliers and commitments to suppliers

(1)

In 2004, the Company entered into an agreement with a Canadian company (“Canadian Company”) that supplies a component that is integrated into the PillCam capsules. Under the agreement, the Company has agreed to purchase a minimum quantity of components during the first 36 months following the development and testing phase, and if it fails to do so it must make certain payments to the Canadian Company in respect of the shortfall. The agreement also includes non-compete provisions prohibiting the Canadian company from selling the component to other parties and, for a certain period of time following termination of the agreement, from transferring any of the intellectual property and design specifications associated with the development of the component to any potential competitors in the Company’s market. The initial term of the agreement was scheduled to expire in April 2007.

In July 2005, the Company agreed with the Canadian Company that it will develop and manufacture an additional version of the component. The minimum purchase requirements will not apply to this version. In addition, the initial term of the agreement was extended until April 2012, subject to earlier termination in specified circumstances, with the option to extend annually thereafter for up to five years.

(2)

The Company is a party to a development, manufacturing and supply agreement with another supplier (“Supplier”), under which the Supplier has developed a component, that is integrated into the PillCam capsules and is also manufacturing and supplying this component exclusively to the Company. Under this contract, the Supplier may not offer the component as a standard catalog part. In the event that the Supplier ceases operations or enters into liquidation, the Company is entitled to receive all information necessary to manufacture the component upon the payment of reasonable royalties to be agreed upon with the Supplier. The agreement permits the Supplier to disregard the exclusive sales requirement if the Company fails to purchase agreed-upon minimum quantities.

In February 2006, the Company signed an amendment to this agreement and agreed that the Supplier will develop and manufacture an enhanced version of the component. This amendment also extended the initial term of the agreement until November 2012, with an option to extend that term by mutual agreement. The Company has agreed to purchase the enhanced component only from the Supplier and the Supplier has agreed to sell the component exclusively to the Company.

	(3)	The Company’s annual commitments under agreements with suppliers for the next 5 years are as follows:

2007	$3,808
2008	2,329
2009	2,250
2010	2,250
2011 and thereafter	4,500

$15,137

Payments under such agreements with suppliers for the years ended December 31, 2004, 2005 and 2006 were $3,723, $8,568 and $8,875 respectively.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 -	Commitments and Contingencies (cont’d)

	E.	Patent Litigation

On May 19, 2006, Olympus Corporation, Olympus Medical Systems Corp. and Olympus America Inc., collectively referred to in this section as “Olympus”, filed a complaint against the Company in the District Court for the Eastern District of Pennsylvania. In the complaint, Olympus alleged that the Company’s capsule endoscopes infringe one of its patents (“Olympus Patent”). The Olympus Patent will expire in December 2008. In addition, Olympus seeks a declaratory judgment that its endoscope product will not infringe the Company’s’ first U.S. Patent, known as the ‘531 patent, and that the ‘531 patent is invalid. In its complaint, Olympus requested an injunction that will prevent the Company from selling in the United States any product that infringes on the Olympus Patent as well as damages in an unspecified amount.

The Company filed its answer and counterclaim on October 20, 2006. In this answer and counterclaim the Company denied infringement of the Olympus Patent and that the Olympus Patent is invalid. In addition, the Company alleged that the ‘531 patent is valid and will be infringed by Olympus once it begins marketing and selling its capsule endoscopy product in the United States. The Company also alleged that Olympus will infringe three other Company patents.. In the complaint, the Company requested an injunction to prevent Olympus from selling in the United States any product that infringes on the Company’s patents. If Olympus sells its capsule endoscopy system in the United States, the Company may also request the assessment of damages.

On March 30, 2007 Olympus filed an amended complaint asserting that the Company’s capsule endoscopes infringe three additional patents owned by it. The Company is examining the amended complaint and will file its answer with the court within the time period permitted by the applicable procedural rules.

The Company believes it has a reasonable chance of success in this case. However, litigation is in early stages and the outcome is uncertain at this time. The ongoing litigation and any unfavorable outcome may have an adverse effect on the Company’s results of operation.

	E.	Provision for Sales Tax

During the year ended December 31, 2005, the Company made a provision of $1,800 for potential uncollectible sales tax, interest and penalties resulting from the failure of the Company’s U.S. subsidiary to appropriately collect and remit sales tax on sales in the U.S. since the fourth quarter of 2001. The provision represented the Company’s estimate of the amounts it might not collect from its customers for remittance to the different jurisdictions, and any interest and penalties the Company may have to pay for failure to timely remit the sales tax. During 2005 and 2006 the Company has all required sales and use tax returns and collected tax amounts from its customers. As of December 31, 2006, accounts payable included $702 representing sales and use taxes, interest and penalties remaining to be resolved.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 -	Commitments and Contingencies (cont’d)

	G.	Investment in the Japanese Subsidiary

In 2006, the Company and its Japanese partners completed additional equity financing of approximately $9.6 million (in Japanese YEN) to finance the operations of Given Imaging K.K., the Company’s Japanese subsidiary, until it starts generating enough cash to finance its operations. The Company’s portion of the funding of approximately $4.8 million was paid out of its cash reserves. Following completion of this additional equity financing, the Company continues to have a controlling interest of 51% of its Japanese subsidiary

Note 9 -	Accounts Payable - Other

	December 31

	2005	2006

Government institutions	$3,693	$2,137
Liabilities regarding employees	4,700	6,863
Advances from customers	39	58
Warranty	71	102
Royalties to the OCS	306	214
Commissions	2,161	2,057
Accrued expenses	2,916	3,189

	$13,886	$14,620

Note 10 -	Liability in Respect of Employee Severance Payments

Under Israeli law and labor agreements the Company is required to pay severance payments to each employee who was employed by the Company for over one year and has been terminated by the Company or resigned under certain specified circumstances. The Company’s liability for severance payments is covered mainly by deposits with insurance companies in the name of the employee and/or by purchase of insurance policies. The liability is calculated on the basis of the latest salary of the employee multiplied by the number of years of employment as of the balance sheet date. The liability for employee severance payments included in the balance sheet represents the total amount due for such severance payment, while the assets held for severance benefits included in the balance sheet represents the Company’s contributions to insurance policies. The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements.

The U.S. subsidiary has a defined contribution retirement plan for its employees. Employees are allowed to contribute up to 18% of their salary in any one year, subject to a regulatory limit. The Company contributes 3% of an employee’s salary subject to regulatory limits. Employees are vested in the Company’s contributions after 30 days of employment.

Expenses recorded in respect of employee severance payments for the years ended December 31, 2004, 2005 and 2006 are $525, $664 and $ 862, respectively.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 11 -	Share Capital

	A.	Ordinary shares

All of the issued and outstanding Ordinary Shares of the Company are authorized, issued, fully paid and non-assessable. The Ordinary Shares of the Company are not redeemable and have no preemptive rights. The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by the Company’s memorandum or articles of association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of Ordinary Shares.

	B.	Employees’ and non employees’ stock options

In 2003, the Company adopted a stock option plan for directors, employees and consultants. The 2003 Plan replaced and superseded previous option plans adopted by the Company in 1998 and 2000. Under these plans, the Board of Directors (or a compensation committee appointed by the board) (the “Board”) has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants. Each option entitles the holder to purchase one Ordinary Share of par value of NIS 0.05 and expires after 10 years from the date of grant. The Company has reserved for issuance a total of 2,500,000 Ordinary Shares under the plan. As of December 31, 2006, 21,516 options out of this plan had not been granted.

The purchase price of each share pursuant to the options granted under the 2003 Plan shall be the fair market value on the date the Board approves the grant of the option or as otherwise determined by the Board.

Unless otherwise determined by the Board, where a grant of options under the 2003 Plan is the first grant of options made to a person, 50% of the options vest and become exercisable on the second anniversary of the date of grant. An additional 25% of the options vest and become exercisable on each of the third and fourth anniversaries of the date of the grant. If, however, a grant under the 2003 Plan is made to a person who previously received stock options under the 2003 Plan or a previous plan of the Company, 25% of the options granted are immediately vested and exercisable and an additional 25% of the options vest and become exercisable on each of the first, second and third anniversaries of the date of the grant.

In 2006, the Company adopted the 2006 Equity Incentive Plan (“the Plan”) permitting the grant of equity awards, including options and restricted stock of the Company, to eligible employees, directors and consultants of the Company and its subsidiaries. The Plan is administered by the Company’s Board of Directors and Compensation and Nominating Committee. The Plan contains provisions concerning the vesting, price, exercise and other terms of awards; however, the Compensation and Nominating Committee has authority to grant awards under different terms at its discretion. The Company has reserved for issuance a total of 2,500,000 Ordinary Shares under the Plan. As of December 31, 2006, there were 539,500 shares outstanding under this plan, and 100,000 shares of restricted stock had been issued.

Equity awards under this plan must be granted at no less than the fair market value of the Company’s ordinary shares on the date of the grant and the term of the awards may not exceed ten years. The Company’s current policy is that options granted under the Plan expire five years following the date of the grant.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 11 -	Share Capital (cont’d)

	B.	Employees’ and non employees’ stock options (cont’d)

Generally, where a grant of an award under the plan is the first grant of equity to an employee or consultant, 50% of the award is exercisable on the second anniversary of the date of grant, and 25% becomes exercisable on each of the third and fourth anniversaries of the date of the grant. In cases of subsequent grants, awards vest in four equal installments beginning with the first anniversary of the grant. To the extent the awards have vested, they may be exercised in whole or in part from time to time until their expiration.

In case of participating employees and consultants, all unvested awards are cancelled upon the termination of their employment or service. All vested awards may be exercised within 180 days following termination. All vested awards not exercised within this period are automatically forfeited and cancelled. Unvested awards to non-employee directors whose service is terminated or discontinued for any reason other than for cause after more than five years of service on the Company’s board of directors, will automatically vest and become exercisable immediately prior to termination or discontinuation of service. These vested awards may be exercised within 180 days following termination or discontinuation of service, except in cases where termination or discontinuation of service is a result of statutory requirements, death, disability or other circumstances of forced cessation of service, in which case awards may be exercised at any time until their expiration date. In a case of termination for cause of a plan participant, all awards, whether vested or unvested, are automatically forfeited and cancelled.

Under this plan, in the event of an acquisition or merger in which the Company is not the surviving entity and the acquiring entity does not agree to assume the awards, all outstanding, but unvested, awards will be accelerated and exercisable, ten days prior to the acquisition or merger. In addition, if the employment of a holder of outstanding awards is terminated in anticipation of or during the 12 month period following an acquisition or merger, all awards that are scheduled to vest within two years of such acquisition or merger, will be automatically accelerated and exercisable, subject to certain adjustments and exceptions.

Awards granted under the 2006 equity plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards or the Ordinary Shares issued upon their exercise must be deposited with a trustee for at least two years following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares. Gains on awards granted under the plan are subject to capital gains tax of 25% and the Company is not entitled to a tax deduction. Options granted under the plan to U.S. residents may also qualify as incentive stock options (ISO) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986. Options that do not contain terms that will qualify them as ISOs are treated as Non-Qualified Stock Options.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 11 -	Share Capital (cont’d)

	B.	Employees’ and non employees’ stock options (cont’d)

Prior to the adoption of Statement 123R, effective January 1, 2006, the fair value of each option granted is estimated on the date of grant, using the Black-Scholes model with the following assumptions:

	1.	Dividend yield of zero percent.

	2.	Risk-free average interest rate as follows:

Year ended December 31,	%

2004	1.0-2.5
2005	3.0-4.3

3.	Estimated expected lives of five years as of the date of grant.

4.

Expected average volatility of 74% and 62%, for the year ended December 31, 2004 and 2005, respectively, which represents a weighted average standard deviation rate for the price of the Company’s Ordinary Shares on the NASDAQ National Market.

The fair value of each option granted in 2006 was estimated on the date of grant using the Black - Scholes model, with the following assumptions:

1.	Dividend yield of zero percent.

2.	Risk free average interest rate of 4.89% which represents the risk free rate of US$ zero - coupon Government Bonds.

3.	Weighted average expected life of 3.69 years, which represents the period for which the options granted are expected to be outstanding.

The expected life of the options granted to employees and directors, is calculated based on the Simplified Method as allowed under Staff Accounting Bulletin No. 107 (SAB 107), giving consideration to the contractual term of the options and their vesting schedules.

4.	Expected average volatility of 53.17% which represents a weighted average standard deviation rate for the price of the Company’s Ordinary Shares in the NASDAQ National Market.

The following table summarizes information relating to stock options for Ordinary Shares outstanding and exercisable, as of December 31, 2006:

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 11 -	Share Capital (cont’d)

	B.	Employees’ and non employees’ stock options (cont’d)

	Options outstanding

Exercise price	Number outstanding at December 31, 2006	Weighted average remaining contractual life (in years)

$1 - $10	855,368	4.86
$10.01-$20	1,862,025	5.65
$20.01-$30	889,920	6.45
$30.01-$40	507,291	7.90

	4,114,604

	Options exercisable

Exercise price	Number exercisable at December 31, 2006	Weighted average remaining contractual life (in years)

$1 - $10	844,368	4.84
$10.01-$20	1,294,525	6.07
$20.01-$30	236,250	7.71
$30.01-$40	410,674	7.88

	2,785,817

The stock option activity under the Plans is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value

Balance at January 1, 2004	3,881,396
Granted	1,011,340	$34.09	$23.31
Forfeited	(119,000)	14.84	10.36
Exercised	(472,198)	5.44	4.11

Balance at December 31, 2004	4,301,538
Granted	266,000	25.06	13.93
Forfeited	(205,483)	26.96	16.78
Exercised	(328,895)	3.29	2.78

Balance at December 31, 2005	4,033,160
Granted	1,077,070	18.75	10.21
Forfeited	(404,616)	25.87	15.29
Exercised	(591,010)	3.45	2.95

Balance at December 31, 2006	4,114,604

The aggregate intrinsic value of options outstanding as at December 31, 2006, is $ 19,673. The aggregate intrinsic value of options excisable as at December 31, 2006, is $ 18,778. The total intrinsic value of options exercised during the year ended December 31, 2006, is $ 10,610.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 11 -	Share Capital (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

On May 30, 2006, the Company issued 100,000 restricted shares to its CEO. The restricted shares will vest in four installments over a period of four years, beginning on May 30, 2007. The fair value of the restricted shares as of the date of issue is being amortized over the vesting period.

Unrecognized compensation costs related to the restricted shares, as of December 31, 2006, to be recognized over 3.4 years, were $1,516 and compensation expenses of $263 were recognized in 2006.

The following summarizes the allocation of the stock-based compensation charge for both employees and non-employee stock option grants:

	Year ended December 31,

	2004	2005	2006

Research and development costs	$63	$—	$569
Selling and marketing expenses	1	—	1,839
General and administrative expenses	14	3	2,805

	$78	$3	$5,213

As of December 31, 2006, there was approximately $10,200 of unrecognized compensation costs related to non-vested options to be recognized over a weighted average period of 2.67 years. The total grant date fair value of options vested during the year ended December 31, 2006, was $8,368

Note 12 -	Revenues

	A.	Revenues by activities

	Year ended December 31,

	2004	2005	2006

Workstations and recorders	$18,669	$16,145	$12,513
PillCam SB capsule	41,622	62,528	76,360
PillCam ESO capsule	1,829	4,384	1,438
Patency capsules and scanners	188	174	353
Service	2,712	3,545	4,365

	$65,020	$86,776	$95,029

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 12 –	Revenues (cont’d)

	B.	Revenues by geographic areas

	Year ended December 31,

	2004	2005	2006

United States	$46,694	$63,896	$66,415
Europe	13,447	16,765	21,053
Rest of the world	4,879	6,115	7,561

	$65,020	$86,776	$95,029

Note 13 -	Financial Income, net

	Year ended December 31,

	2004	2005	2006

Currency gains (losses)	$444	$(837)	$778
Interest income	685	1,963	1,639
Income from marketable securities	—	422	1,849
Other	(173)	(786)	(286)

	$956	$762	$3,980

Note 14 -	Taxes on Income

A.	Company

(1)

Israeli income tax is computed on the basis of the Company’s results in New Israeli Shekels (“NIS”) determined for statutory purposes. The Company is assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits.

Pursuant to the Israeli tax law, the Company was awarded “Approved Enterprise” status under the government alternative benefits track. The program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which the Company will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an approved enterprise, and reduced tax rates on dividends originating from this income.

The income derived from an approved enterprise will be exempt from tax for a ten year period, commencing on the date that taxable income is first generated by the approved enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received). As of December 31, 2006, the benefit term had not commenced.

Dividend distributions originating from income of the Approved Enterprise will be subject to tax at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 14 -	Taxes on Income (cont’d)

A.	Company (cont’d)

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the approved enterprise, and on which the Company received a tax exemption, the distribution is subject to corporate taxes at rates varying from 10% - 25% depending on the percentage of foreign investment holding in the Company as defined by the Law.

If the Company derives income from sources other than the approved enterprise during the relevant period of benefits, such income will be taxable at regular corporate tax rates (see (4) below).

On March 30, 2005, the Knesset approved a reform of the Encouragement of Capital Investments Law – 1959. The primary changes are as follows:

a.

Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition there will be no requirement to file reports with the Investment Center. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

	b.	Tax benefits of the Alternate Path include lower tax rates or zero tax depending on the investment zone and the path chosen, lower tax rates on dividends and accelerated depreciation.

	c.	In order to receive benefits in the Grant Path or the Alternate Path, the Industrial Enterprise must contribute to the economic independence of the Country’s economy in one of the following ways:

		1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

		2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

		3.	25% or more of its revenues are derived from a specific market of at least 12 million residents.

The amendments to the Law do not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendments should not impact an existing Approved Enterprise, which received written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits may be as early as 2004.

(2)

The Company has net operating loss carryforwards in Israel of approximately $ 13.9 million as of December 31, 2006. These net operating loss carryforwards are linked to the Israeli Consumer Price Index and are available to offset future taxable income, if any, indefinitely.

(3)	As explained above, the Israeli Company is exempt from tax for a ten-year period. Therefore, the Israeli Company has not recorded deferred tax assets and liabilities.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 14 -	Taxes on Income (cont’d)

	A.	Company (cont’d)

	(4)	On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2005 (“the Amendment”).

The Amendment provides for a gradual reduction in corporate tax rate in the following manner: in 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and from 2010 onward 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, capital gains will be subject to tax of 25%.

This change has no effect on the financial statements of the Company.

	B.	Subsidiaries

At December 31, 2006 the subsidiaries had local, federal and state net operating loss carryforwards of approximately $ 26.6 million. Federal and state losses carryforwards in the US subsidiary, totaling $ 9.1 million will be expired through 2026. Operating loss carryforwards in the Japanese subsidiary, totaling $ 6.4 million will be expired through 2013. The remaining balance could be utilized with no limitation of time.

	C.	Profit (loss) before tax and tax expense (benefit) included in the statement of operations

	Year ended December 31

	2004	2005	2006

Profit (loss) before taxes on income and minority share:
Israel	$4,494	$5,011	$3,459
Foreign jurisdiction	(3,043)	(70)	(6,174)

	$1,451	$4,941	$(2,715)

Taxes on income:

Current taxes:
Israel	$—	$—	$200
Foreign jurisdiction	47	196	82

	$47	$196	$282

Deferred taxes:
Israel	$—	$—	$—
Foreign jurisdiction	(737)	(482)	(155)

	$(737)	$(482)	$(155)

Tax expense (benefit)	$(690)	$(286)	$127

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 14 -	Taxes on Income (cont’d)

	D.	Deferred Taxes

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment.

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The tax effects of significant items comprising the Company’s deferred taxes:

	December 31

	2005	2006

Net operating tax assets regarding carryforward losses of subsidiaries	$9,960	$10,137
Other timing difference	1,576	2,343

Deferred tax asset	11,536	12,480
Valuation allowance	(10,317)	(11,106)

Net deferred tax asset	$1,219	$1,374

The net changes in the total valuation allowance for the years ended December 31, 2004, 2005 and 2006 are $3,840, ($ 2,779) and $ 789, respectively.

E.	Reconciliation of the statutory tax expense (benefit) to actual taxes on income

	Year ended December 31,

	2004	2005	2006

Profit (loss) before taxes on income and minority share	$1,451	$4,941	$(2,715)
Tax rate	0%	0%	0%

Statutory income tax on the above amount	—	—	—
Increase (decrease) in taxed on income resulting from:
Differences between the definition of capital and assets for tax purposes	—	—	200
Changes in valuation allowance	3,840	(2,779)	789
Foreign tax rate differential in subsidiaries	(4,530)	2,493	(862)

Tax expense (benefit)	$(690)	$(286)	$127

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 15 -	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, deposits, assets held for severance benefits, marketable securities and accounts payable. Except for marketable securities considering the short term nature of these financial instruments, their carrying amounts approximate fair value. The fair value of the Company’s marketable securities is disclosed in Note 5.

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

Severance pay expenses for the years ended December 31, 2004, 2003 and 2002, amounted to approximately $15,574, $11,491 and $10,138, respectively.

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

Note 12 - CUSTOMERS ADVANCES AND AMOUNTS IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,

	2004	2003

Advances received	$180,738	$199,273
Less -
Advances presented under long-term liabilities	10,320	7,592
Advances deducted from inventories	75,776	77,482

	94,642	114,199
Less -
Costs incurred on contracts in progress	14,533	14,581

	$80,109	$99,618

As for guarantees and liens see Note 16(F).

Note 13 -	LONG-TERM LOANS

	Currency	Interest %	Years of maturity	December 31,

				2004	2003

Banks	U.S. dollars	Libor +	mainly
		0.75%-1.25%	2-3	$83,469	$57,574
Banks	NIS-unlinked	Israeli Prime	—	—	3,599
Office of Chief Scientist	NIS-linked to the Israeli-CPI	4.4%	3	4,131	7,683
Other				290	—

				87,890	68,856
Less-current maturities				1,656	6,532

				$86,234	$62,324

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 13 -	LONG-TERM LOANS (CONT.)

The Libor rate as of December 31, 2004 was 2.56%.

The maturities of these loans after December 31, 2004 are as follows:

2005 – current maturities	$1,656
2006	40,527
2007	42,550
2008	165
2009	170
2010 and thereafter	2,822

$87,890

See Note 16(G) for covenants.

Note 14 -	BENEFIT PLANS
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

	B.	NON – ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

	C.	INCOME BEFORE TAXES ON INCOME

	Year ended December 31,

	2004	2003	2002

Income before taxes on income:
Domestic	$43,642	$38,423	$42,317
Foreign	16,985	11,090	11,977

	$60,627	$49,513	$54,294

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 15 -	INCOME TAXES (CONT.)

	A.	TAXES ON INCOME

	Year ended December 31,

	2004	2003	2002

Taxes on income:
Current taxes:
Domestic	$7,415	$12,346	$11,654
Foreign	7,651	718	6,114

	15,066	$13,064	$17,768

Deferred income taxes:
Domestic	709	(4,672)	(3,561)
Foreign	(556)	2,942	(2,059)

	153	(1,730)	(5,620)

Taxes in respect of prior years	—	—	(2,800	)(*)

	$15,219	$11,334	$9,348

(*)	A reduction of tax expenses due to adjustments of estimated tax provision pursuant to the completion of prior years’ tax assessments in respect of various Group companies with the tax authorities.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 15 -	INCOME TAXES (CONT.)

	E.	DEFERRED INCOME TAXES

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

A.

Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group, and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,

	2004	2003	2002

Income before taxes as reported in the consolidated statements of operations	$60,627	$49,513	$54,294
Statutory tax rate	35%	36%	36%

Theoretical tax expense	$21,219	$17,825	$19,546
Tax benefit arising from reduced rate as an “Approved Enterprise” and other tax benefits	(7,196)	(8,391)	(9,054)
Tax adjustment in respect of different tax rates for foreign subsidiaries	496	279	(461)
Operating carryforward losses for which valuation allowance was provided	(434)	126	2,189
Increase (decrease) in taxes resulting from nondeductible expenses	1,095	993	(263)
Difference in basis of measurement for financial reporting and tax return purposes	(210)	846	458
Taxes in respect of prior years	—	—	(2,800)
Other differences, net	248	(344)	(267)

Actual tax expenses	$15,219	$11,334	$9,348

Effective tax rate	25.1%	22.9%	17.2%

B.	AMENDMENT TO THE INCOME TAX ORDINANCE

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

*Less than 10%

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 18 -	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (CONT.)

D.	Long-lived assets by geographic areas:

	Year ended December 31,

	2004	2003	2002

Israel	$237,887	$229,396	$211,256
U.S.	84,701	81,261	83,814
Others	17,687	18,576	13,660

	$340,275	$329,233	$308,730

Note 19 -	RESEARCH AND DEVELOPMENT COSTS, NET

	Year ended December 31,

	2004	2003	2002

Total expenses	$86,368	$65,487	$62,560
Less – participations	(19,522)	(10,568)	(5,550)

	$66,846	$54,919	$57,010

Note 20 -	FINANCIAL EXPENSES, NET

	Year ended December 31,

	2004	2003	2002

Expenses:
On long-term bank debt	$(1,544)	$(2,215)	$(2,765)
On short-term bank credit and loans	(2,309)	(2,182)	(2,435)
Others	(3,181)	(3,905)	(1,899)

	$(7,034)	(8,302)	(7,099)

Income:
Interest on cash, cash equivalents and bank deposits	628	309	1,547
Others	1,115	4,397	1,063

	1,743	4,706	2,610

Gain (loss) from exchange rate differences	(561)	(1,274)	1,454)

	$(5,852)	$(4,870)	$(3,035)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 21 -	RELATED PARTIES TRANSACTIONS AND BALANCES

	Year ended December 31,

	2004	2003	2002

Income -
Sales to affiliated companies (*)	$56,346	$34,674	$37,924
Participation in expenses	$2,594	$1,773	$902

Cost and expenses -
Supplies and services from affiliated companies (**)	$16,338	$21,606	$10,457
Participation in expenses	$627	$1,751	$1,498
Financial expenses	$3	$23	$110

	December 31,

	2004	2003

Trade receivables and other receivables (*)	$13,214	$6,668
Trade payables (**)	$5,445	$4,975

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

