Form 20-F
period 2007-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2008-06-30
CIK 315126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission File No. 0-11456

ELRON ELECTRONIC INDUSTRIES LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

3 Azrieli Center, 42nd Floor, Tel-Aviv, Israel 67023
(Address of principal executive offices)

Donna Gershowitz Adv., Telephone: (972) 3-607-5555, Facsimile: (972) 3-607-5556
3 Azrieli Center, 42nd Floor, Tel-Aviv, Israel 67023
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 29,650,017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes         No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes         No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes         No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer         Accelerated filer         Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP

International Financial Reporting Standards as issued by the International Accounting Standards Board

Other

If ‘‘Other’’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17         Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes         No

Introduction

As used in this annual report on Form 20-F (the ‘‘Annual Report’’), the terms ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’ and ‘‘Elron’’ refer to Elron Electronic Industries Ltd. unless otherwise indicated.

For the purpose of this Annual Report, the terms ‘‘group companies’’ and ‘‘companies in our group’’ collectively refer to subsidiaries, affiliated and other companies in which we have direct or indirect holdings through our wholly-owned subsidiaries, Elbit Ltd., or Elbit, and DEP Technology Holdings Ltd., or DEP, including DEP’s 50.1% subsidiary, RDC Rafael Development Corporation Ltd., or RDC. Our ownership interests in our group companies reflected in this Annual Report represent our beneficial ownership interests in the outstanding shares of these companies as of May 31, 2008 unless otherwise expressly indicated. Our beneficial ownership interests in the preferred shares of these companies are represented on an as-converted-basis. We have also indicated our direct holding and our share in the holding of RDC in a group company where applicable. The references in this Annual Report to balance sheet items are as of December 31, 2007, unless otherwise indicated.

Forward-Looking Statements

This Annual Report includes certain ‘‘forward-looking’’ statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’). The use of the words ‘‘projects,’’ ‘‘expects,’’ ‘‘may,’’ ‘‘plans’’ or ‘‘intends,’’ or words of similar import, identifies a statement as ‘‘forward-looking.’’ There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties described in this Annual Report under ‘‘Item 3 — Key Information — Risk Factors’’, as well as those discussed elsewhere in this Annual Report and in our other filings with the United States Securities and Exchange Commission (the ‘‘SEC’’).

Any forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report, and we caution investors and potential investors not to place undue reliance on these statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the risk factors in ‘‘Item 3 — Key Information — Risk Factors’’ of this Annual Report.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Selected Financial Data

The following selected financial data for the years ended and as of December 31, 2003, 2004, 2005, 2006 and 2007 are derived from our audited consolidated financial statements, of which the financial statements as of December 31, 2006 and 2007, and for each of the years ended December 31, 2005, 2006 and 2007 appear later in this Annual Report. The audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or US GAAP. The following selected financial data shows our consolidated statements of operations and balance sheet data for the years ended and as of December 31, 2003, 2004, 2005, 2006 and 2007. The selected consolidated statements of operations financial data for the years ended December 31, 2003 and 2004 and the balance sheet data as of December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements, which have been prepared in accordance with US GAAP, not included in this Annual Report. You should read the following selected financial data together with ‘‘Item 5 — Operating and Financial Review and Prospects’’ of this Annual Report, ‘‘Item 8 — Financial Information’’ of this Annual Report and our consolidated financial statements together with the notes thereto included elsewhere in this Annual Report. Please see Note 17 to our consolidated financial statements with respect to the computation of basic and diluted net earnings (loss) per ordinary share.

Consolidated statements of operations

(in thousands of U.S. Dollars (‘‘U.S. Dollars’’, ‘‘U.S. $’’ or ‘‘$’’), except share and per share data)

	Years ended December 31
	2003	2004	2005	2006	2007
Income:
Net revenues	$9,157	$11,265	$12,646	$12,863	$4,371
Equity in losses of affiliated companies	(8,698)	(10,492)	(17,522)	(17,740)	(20,416)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	25,754	132,396	23,328	2,547	14,854
Other income (expenses), net	14,637	4,749	58,648	29,310	(3,214)
Financial income, net	751	1,433	5,483	4,051	3,945
	41,601	139,351	82,583	31,031	(460)
Costs and Expenses:
Cost of revenues	5,862	6,791	7,907	6,625	2,233
Research and development costs, net	3,263	2,889	6,163	11,758	13,284
Marketing and selling expenses, net	6,498	1,311	2,386	4,717	2,802
General and administrative expenses	12,872	12,292	9,249	12,995	13,716
Amortization of intangible assets and acquired in-process – research and development write-off	299	142	392	18	2,306
Impairment of intangible assets	—	4,192	—	—	—
	(28,794)	27,617	26,097	36,113	34,341
Income (loss) before taxes on income	12,807	111,734	56,486	(5,082)	(34,801)
Taxes on income	(6,796)	(15,101)	(10,461)	(1,110)	(7,544)
Income (loss) after taxes	(6,011)	96,633	46,025	(6,192)	(42,345)
Minority interest in losses (income) of subsidiaries	(10,907)	(4,135)	5,160	9,224	5,250
Net income (loss) from continuing operations	(4,896)	92,498	51,185	3,032	(37,095)
Net loss from discontinued operations, net of tax	(2,309)	(8,365)	(3,850)	—	—
Net income (loss)	$(7,205)	$84,133	$47,335	$3,032	$(37,095)
Net income (loss) per share:
Basic –
Income (loss) from continuing operations	$(0.17)	$3.26	$1.74	$0.10	$(1.25)
Loss from discontinued operations	(0.08)	(0.39)	(0.13)	—	—
Net income (loss)	$(0.25)	$2.86	$1.61	$0.10	$(1.25)
Weighted average number of ordinary shares used in computing basic net income (loss) per share (in thousands)	29,194	29,266	29,437	29,532	29,619
Diluted –
Income (loss) from continuing operations	$(0.17)	$3.25	$1.73	$0.07	$(1.27)
Loss from discontinued operations	(0.08)	(0.39)	(0.13)	—	—
Net income (loss)	$(0.25)	$2.86	$1.60	$0.07	$(1.27)
Weighted average number of ordinary shares used in computing diluted net income (loss) per share in thousands)	29,194	29,385	29,550	29,624	29,619
Dividend paid per share	$—	$—	$3.00	$—	$—

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands of $)
Balance Sheet Data
Cash, cash equivalents and short-term and long term investments	$119,769	$188,106	$143,798	$128,733	$74,362
Investments in affiliated companies and in other companies and long term receivables	285,618	273,053	176,711	168,607	205,069
Total assets	450,704	501,156	353,773	326,249	298,947
Long term loans from banks and others	17,221	4,072	1,477	2,113	2,244
Accrued severance pay and retirement obligations	2,850	3,006	2,635	2,089	2,451
Shareholders’ equity	296,130	389,080	302,116	297,504	265,817
Capital stock	328,477	337,294	291,445	283,801	289,209

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Risks Affecting Us and the Companies in Our Group

Our financial results and financial condition are principally impacted by the results of operations, and the value of our holdings in, our group companies.    For the year ended December 31, 2007, our share in the results of operations of our group companies accounted for the majority of our net loss. In addition, as of December 31, 2007, our holdings in group companies represented approximately 69% of our total assets. In particular, as of December 31, 2007, the carrying value of our holdings in Given Imaging Ltd. (Nasdaq:GIVN) or Given Imaging, represented approximately 30% of our total assets, and NetVision Ltd. (TASE:NTSN), or NetVision represented approximately 10% of our total assets. Following the completion on June 20, 2008 of our tender offer for the shares of Given Imaging we invested an additional approximately $24.2 million and increased our total shareholding in Given Imaging by an additional 5% of its outstanding shares. See ‘‘Item 4 — Information on the Company — History and Development of the Company’’. If our group companies experience difficulties in the future, or if there are adverse changes in their market price or fair value, our financial results and/or the value of our assets will be adversely affected, and we may need to write-down or write-off the carrying value of our holding.

Our financial results significantly depend on the results of operations of our group companies.    Our results of operations are directly impacted by the results of operations of our group companies accounted for under the equity or consolidation method. To the extent any of these companies have poor financial results or encounter difficulties in their operations, our financial results will be negatively impacted. Many of these companies are in the development stage and have not yet generated significant revenues, have incurred losses and have invested heavily in research and development and marketing of their products. We anticipate that the majority of these companies will continue to record losses in the future.

Our financial results and our cash reserves are directly impacted by our ability to conclude ‘‘exit’’ transactions.    Our financial results are directly impacted by our ability to conclude profitable ‘‘exit’’ transactions for certain of the companies in our group. In addition, our cash resources are directly affected by our ability to conclude ‘‘exit’’ transactions. If worldwide market conditions in the technology industry or other factors do not permit us to conclude these types of transactions, our results and cash resources will be adversely affected.

We may face difficulties in our ability to dispose of our shares in publicly traded companies in our group.    Due to the limitations of U.S. and Israeli securities laws, material non-public information to which we may become exposed because of our representation on the boards of directors of companies in our group, and contractual and legal limits on the tradability of the shares, we may face difficulties in our ability to dispose of our shares in publicly traded companies in our group at a time and in a manner we deem suitable.

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

The market price of our ordinary shares is subject to fluctuations.    The market value of our ordinary shares has fluctuated over time. The following factors, among others, may significantly impact the market price of our ordinary shares:

•	the market price of our group companies that are publicly traded, in particular, Given Imaging and NetVision;

•	low trading volume of our ordinary shares;

•	our group companies, their competitors or other third parties announcing technological innovations, new products, regulatory developments, new clinical data regarding current or future products or earnings or losses;

•	delays or failures in the development of products of our group companies;

•	periodic variations in results of operations of our group companies;

•	factors that generally affect the market for stocks of medical device, telecommunications, semiconductor and clean technology companies;

•	political, economic or other developments affecting Israel;

•	global economic and other external factors; and

•	quarter-to-quarter fluctuations in our financial results.

Many of our group companies may face difficulties in obtaining future financing on favorable terms or at all.    Many of our group companies are in the development stage and have extensive research and development and marketing costs and limited revenues, if any. In order to succeed, these companies may require additional capital to fund these costs. If these companies have difficulties obtaining financing from their current shareholders, which may also include additional investments by us in these companies, or from new financing sources, their continued operations may be at risk. This would adversely affect our financial performance and results of operations.

Bank of Israel regulations limit our and our group companies’ ability to borrow from Israeli banks.    Bank of Israel regulations stipulate lending limits of Israeli banks to companies and individuals considered to be in an affiliated group, which effectively limit the amount available to such affiliated group to borrow from such banks. We and our group companies are part of the IDB affiliated group of companies, which is one of the largest groups of affiliated companies in Israel. The IDB group includes many Israeli companies that may require, or that hold ownership interests in companies that may require, extensive credit facilities from Israeli banks for the operation of their businesses. These regulations may result in difficulties for us and our group companies in obtaining or increasing bank financing, if required.

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

There is no assurance that our subsidiary, RDC, will be able to continue to develop successful technologies and/or new companies.    Our wholly-owned subsidiary, DEP, holds 50.1% of the outstanding shares and voting rights of RDC, which was established by DEP together with Rafael Advanced Defense Systems Ltd., or Rafael, pursuant to an agreement entered into between DEP and Rafael in 1993. RDC has first rights to exploit commercially certain technologies of Rafael for the development of products for use in non-military markets.. In September 2006, Rafael instituted litigation proceedings in Israel against DEP and RDC regarding the scope of RDC’s rights and the period of the agreement between RDC and Rafael. In December 2007, the parties entered into an agreement, effective as of January 1, 2008, amending the existing agreement pertaining to the rights granted to RDC to commercialize certain technologies of Rafael and settling the litigation. For more information, see ‘‘Item 8 — Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings’’. Our ability to continue to grow and develop new technologies within RDC could be harmed, and our business, financial condition and results of operations could be adversely affected, if we are unable to realize the full potential value of RDC’s agreement with Rafael as a result of any of the following:

•	Rafael does not cooperate with RDC in the realization of RDC’s rights under the agreement;

•	Rafael or RDC does not identify existing technology, or Rafael does not develop new technology, that can be commercially exploited in non-military markets;

•	Rafael does not transfer human or other resources necessary for the development and commercial exploitation of this technology in non-military markets;

•	RDC does not reach agreement with Rafael on the terms of any commercial exploitation; or

•	RDC is unable to rely on continued financing by its shareholders, if and when required.

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

These companies may not be able to enforce their proprietary rights under the laws of certain jurisdictions. Our group companies may not successfully protect their technology because, among other reasons:

•	Some foreign countries may not protect their proprietary rights as fully as do the laws of the United States;

•	The process of issuing a patent may sometimes be lengthy and may not always result in patents issued in a form that will be advantageous to our group companies, or at all, and patents and applications for patents may be challenged, invalidated or circumvented by third parties;

•	Competitors of our group companies may be issued patents that will prevent our group companies from using technologies, designs or methods that our group companies would like to integrate into their products;

•	Enforcing their rights may be time consuming and costly, thereby diverting management’s attention and company resources;

•	Measures such as entering into non-disclosure agreements afford us only limited protection;

•	Unauthorized parties may attempt to copy aspects of their products and develop similar products or to obtain and use information that they regard as proprietary; and

•	Competitors may independently develop products that are substantially equivalent or superior to their products or that circumvent intellectual property rights.

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

Our group companies may experience delays or failures in product development.    Companies in our group involved in technology product development may experience delays or failures in development, which may result in the loss of, or delay in, market acceptance. Delays and difficulties or failures associated with new product introductions or product enhancements could negatively impact the business, financial condition, prospects and results of operations of these companies and, as a result, our financial results.

Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future.    Certain of our group companies participate in programs of the Office of the Israeli Chief Scientist, or the OCS, and the Israel Investment Center, for which they receive grants and tax related and other benefits for the financing of a portion of their research and development expenditures or investments in Israel as relevant. The terms of such programs restrict the ability of our group companies to manufacture products and/or transfer know-how or technologies outside of Israel. The benefits available under these programs depend on our group companies meeting specified conditions. If our group companies fail to comply with these conditions, they may be required to pay additional taxes and penalties, and they may be denied future benefits. In recent years, the Government of Israel has reduced the benefits available under these programs. There is no assurance that these benefits will be available in the future at their current levels or at all.

Under the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, the discretionary approval of an OCS committee is required prior to any transfer outside of Israel of technology and/or know-how developed with OCS funding in addition to compliance with certain other conditions. There is no assurance that our group companies will receive the required approvals for any proposed transfer. Such approvals, if granted, may be subject to the following additional restrictions:

•	Our group companies could be required to pay the OCS a portion, to be determined by the OCS under applicable law, of the consideration received upon any sale of such technology or group company to an entity that is not Israeli. The scope of the support received, the royalties that were paid, the amount of time that elapsed between the date on which the technology was transferred and the date on which the grants were received, as well as the sale price, will be taken into account in order to calculate the amount of the payment; and

•	The transfer of manufacturing rights could be conditioned upon an increase in the royalty rate and payment of increased aggregate royalties (up to 300% of the amount of the grant plus interest, depending on the percentage of the manufacturing transferred outside of Israel).

These restrictions will continue to apply even after our relevant group companies have repaid the full amount of royalties payable pursuant to the grants.

These restrictions, among others, may limit the ability of our group companies that receive grants to conclude transactions with international companies, including ‘‘exit’’ transactions. In addition, if our group companies fail to comply with the conditions imposed by the OCS, they may be required to refund the grants received immediately, rather than by way of royalties together with interest and penalties, and they may also be subject to criminal charges. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporates technology funded through OCS programs which may lead to additional royalties being payable on additional products.

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

Many of our group companies depend on international operations.    Many of our group companies depend on sales to customers outside of Israel. We expect that international sales will continue to account for a significant portion of these companies’ revenues for the foreseeable future. As a result, changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause the business, financial condition and results of operations of these companies to be harmed. Some of the risks of doing business internationally include:

•	unexpected changes in regulatory requirements;

•	fluctuation of the New Israeli Shekel/U.S. Dollar representative rate of exchange;

•	inability of our group companies, their subsidiaries and subcontractors to obtain export licenses;

•	imposition of tariffs and other barriers and restrictions;

•	burdens of complying with a variety of foreign laws;

•	political and economic instability;

•	changes in diplomatic and trade relationships; and

•	acts of terror.

Some of these factors, such as the ability to obtain export licenses and changes in diplomatic relations, may be affected by Israel’s overall political situation. See ‘‘Conditions in Israel may affect our operations and the operations of our group companies.’’ In addition, the economic and political stability in the countries where our group companies’ major customers and suppliers are located may also impact our group companies’ business.

Conditions in Israel may affect our operations and the operations of our group companies.    We and most of our group companies conduct principal operations in Israel, and therefore are directly affected by the political, economic, and military conditions affecting Israel and the Middle East. In particular, we could be adversely affected by:

•	any major hostilities involving Israel;

•	a full or partial mobilization of the reserve forces of the Israeli army;

•	the interruption or curtailment of trade between Israel and its present trading partners;

•	a significant downturn in the economic or financial condition of Israel;

•	a significant downgrading of Israel’s international credit rating;

•	labor disputes and strike actions; and

•	political instability.

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

Our and our group companies’ operations could be disrupted as a result of the obligation of personnel in Israel to perform military service.    All non-exempt male adult permanent residents of Israel under a specified age, as a general rule, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. Our operations and those of our group companies could be disrupted by the absence for a significant period of one or more of our or our group companies’ officers or employees. While we and our group companies have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise.

The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations.    To the extent that our group companies are based in Israel and have international operations, or operate only in Israel but conduct their business in different currencies, their revenues, expenses, assets and liabilities, are not necessarily in the same currency and therefore they are exposed to foreign exchange rate fluctuations. In particular, our functional currency, as well as that of most of our group companies, is the U.S. dollar. However salaries and related expenses, which comprise a significant portion of our, and most of our group companies expenses, are denominated in Shekels, which during 2007 strengthened against the U.S. dollar by 10% and during the period from January 1 through May 31, 2008 by an additional approximately 19%. If the shekel continues to strengthen against the dollar, there will be a negative impact on our and our group companies’ results of operations.

Product liability claims could adversely affect the business results of our group companies, especially those operating in the medical device industry.    Product liability is an inherent risk for our group

companies operating in the medical device industry. A product liability claim, regardless of its merit or eventual outcome, could result in substantial costs to a group company and a substantial diversion of management attention. A product liability claim or any product recalls could also harm a group company’s reputation and result in a decline in revenues. Substantial damages awards have been made in some jurisdictions against medical device companies based upon claims for injuries allegedly caused by the use of their products. There can be no assurance that a future product liability claim or series of claims brought against our group companies would not have an adverse effect on their business or the results of operations, or that coverage limits of product liability insurance would be adequate.

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

Because the medical device industry is litigious, our medical device group companies are susceptible to intellectual property suits that could cause our medical device group companies to incur substantial costs or pay substantial damages or prohibit them from selling their products.    There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from the company’s core business. See below under ‘‘Risks Affecting Our Holdings in Given Imaging’’.

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

Our telecommunications group companies operate in a highly regulated telecommunications market, which limits their flexibility to manage their businesses.    The telecommunications market is subject to government regulation regarding licensing, competition, frequency allocation and costs and arrangements pertaining to interconnection and leased lines. The business and operations of our group companies which operate in this market, primarily NetVision and Starling Advanced Communications Ltd, or Starling (TASE:STLG), could be adversely affected by changes in laws, regulations or government policy affecting their business activities. Furthermore, NetVision and its subsidiaries, GlobCall Communications Ltd., or GlobCall, and NetVision 013 Barak Ltd., or Barak (formerly Barak I.T.C (1995) International Telecommunications Services Corp Ltd), conduct their operations pursuant to licenses granted by the Israeli Ministry of Communications. NetVision, GlobCall and Barak comprise the NetVision Group. These licenses are subject to revocation in accordance with their terms, and the terms of the licenses are subject to change (including by the imposition of additional requirements) by the Ministry of Communications.

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

Specific Risks Affecting Elron

We may be deemed to be an investment company under the Investment Company Act of 1940.     Generally, a company must register under the Investment Company Act of 1940 as amended (the ‘‘1940 Act’’), and comply with significant restrictions on operations and transactions with affiliates if it is engaged in the business of investing, owning, holding or trading securities and owns investment securities (as defined in the 1940 Act) exceeding 40% of the company’s total assets, or if it holds itself out as being engaged primarily in the business of investing in, reinvesting or trading securities. The 1940 Act provides for various exemptions from the obligation to register thereunder, and in 1980 we received an order from the SEC, declaring that we are not an investment company under the 1940 Act. If certain of our investments were to adversely affect our status under the 1940 Act, we might need to dispose of or acquire other investments to avoid the requirement to register as an investment company on terms that may not be favorable to us. In addition, if we were deemed to be an investment company and therefore required to register as such under the 1940 Act, we would be unable to continue operating as we currently do, as a result of which our market value would be severely harmed.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.    Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets (averaged quarterly over our taxable year) are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares (and ‘‘excess distributions’’ on our ordinary shares) taxed at ordinary income rates, rather than the capital gain rate. In addition, both gains upon disposition and amounts received as distributions could be subject to an additional interest charge by the United States Internal Revenue Service, or IRS. If we are determined to be a PFIC for any given year, then dividends paid in that year and in the next year cannot qualify as ‘‘qualified dividends,’’ which are eligible for the capital gains rate for certain U.S. shareholders. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our ordinary shares.

We believe that in 2007 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our analysis is based, among other things, upon certain assumptions and methodologies with respect to the values that we have used; our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we have held; and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.

There is no assurance that the IRS will not challenge our assumptions and methodologies. If the IRS were to challenge successfully such assumptions or methodologies, we would potentially be classified as a PFIC for 2007 or taxable prior years. Furthermore, there can be no assurance that we will not become a PFIC in the future. See ‘‘Item 10 — Additional Information — Taxation — U.S. Federal Income Tax Considerations — Tax Consequences If We Are a Passive Foreign Investment Company’’.

U.S. holders of our shares are urged to consult their tax advisors regarding the application of the PFIC rules.

One of our shareholders beneficially owns a substantial amount of our ordinary shares, and therefore has a significant influence on our affairs.    As of May 31, 2008, Discount Investment Corporation Ltd., or DIC, beneficially owned an aggregate of approximately 49% of our ordinary shares and has the ability, in effect, to elect the members of our board of directors and to significantly influence our business. A majority of the members of our board of directors are officers or directors of DIC or its parent company, IDB Development Corporation Ltd., or IDBD, or its parent company, IDB Holding Corporation Ltd., or IDBH. On May 16, 2007, DIC filed with the SEC, a preliminary statement on a Schedule TO-C stating that it was considering purchasing additional shares of Elron, representing up to approximately 10% of our outstanding shares, by way of a tender offer or in another manner. No purchases were made by DIC further to this preliminary statement.

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

The price of Given Imaging’s shares could fluctuate significantly as a result of a number of factors.    In 2007, the closing price of its shares ranged from $19.25 to $31.49 per share on the Nasdaq Global Market and the New Israeli Shekels (‘‘NIS’’) 81.47 to NIS135.90 on the TASE. The price of Given Imaging’s shares could fluctuate significantly for, among other things, the following reasons: future announcements concerning Given Imaging or its competitors, the existence and outcome of litigation concerning Given Imaging’s intellectual property assets, changes in third-party reimbursement practices, regulatory developments and new clinical or economic data regarding Given Imaging’s current or future products. In addition, it is Given Imaging’s practice to provide guidance to the market as to its expected revenues and earnings per share based on information available to Given Imaging at the time of the guidance. If Given Imaging’s operating results do not meet its guidance or the expectations of securities analysts or investors, the price of Given Imaging’s shares would likely decline. In addition, based on Given Imaging’s experience to date, it believes that many of its customers delay purchasing its products until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from sales may be concentrated at the end of each fiscal quarter, making it difficult for Given Imaging to determine the success of each quarter until its end. This may result in lower than expected quarterly revenues if external or other events cause potential customers to defer their purchasing decisions even for a short period of time. Furthermore, Given Imaging believes that demand for systems and capsules may be materially affected by seasonal factors during the summer months (a) when physicians and administrators are more likely to postpone purchasing decisions due to summer vacations and (b) when patients are more likely to postpone less urgent diagnostic procedures until later in the year. Both of these factors may result in slower sales during the summer. Share price fluctuations may be exaggerated by low trading volume of Given Imaging’s ordinary shares and changes in trading practices in its ordinary shares, such as short selling. Securities class action litigation has often been brought against companies following periods of volatility in the price of their shares. Any securities litigation claims brought against Given Imaging could result in substantial expense and divert attention of Given Imaging’s management away from its business.

If Given Imaging fails to increase utilization of its workstations and recurring orders of its PillCam SB capsule, it may not be able to achieve the growth rate it expects.    Since sale of Given Imaging’s PillCam SB, capsule for detection of disorders of the small bowel accounts for a substantial majority of its revenues, the level of recurring orders of its PillCam SB capsule by Given Imaging’s customers is an important factor in growing its revenues. Given Imaging is seeking to increase the level of recurring orders by a number of methods directed to increasing utilization of its PillCam capsules by physicians, including focused selling and marketing activities, frequent contact with customers, improving reimbursement coverage, generating supporting clinical evidence to expand indications and educating physicians regarding the clinical benefits of the PillCam SB capsule, increasing operating efficiencies of its system to the benefit of physicians and collaborating with strategic industry participants. Increasing the level of recurring orders by its customers is also important to attracting new customers to purchase and use the Given System. If Given Imaging is unable to increase the utilization of workstations and the level of recurring orders of its PillCam SB capsule, it may not be able to achieve the revenues necessary to maintain its growth rate.

If Given Imaging is unable to manufacture, market or sell the PillCam capsules, Given Imaging’s revenues may decline significantly or Given Imaging may not be able to sustain its expected annual growth rate.    Sales of the PillCam SB capsule contributed $62.5 million, or 72%, in 2005 and $76.4 million, or 80%, in 2006 and $90.6 million or 80% in 2007. In addition, Given Imaging expects sales of other PillCam capsules, such as PillCam ESO and PillCam COLON, to increasingly contribute to Given Imaging’s revenues in the future. If Given Imaging is unable to manufacture, market or sell the PillCam capsules and PillCam SB in particular for any reason, including, for example, product recall, natural disaster, war in Israel or as a result of a legal action against Given Imaging, Given Imaging’s revenues may decline significantly or Given Imaging may not be able to maintain its expected annual growth rate.

Given Imaging’s future growth depends in part on its ability to market the PillCam SB capsule as a primary endoscopic diagnostic tool for a variety of disorders of the small intestine.    The PillCam SB capsule has been cleared for marketing by the United States Food and Drug Administration, or the FDA, for the detection of disorders of the small intestine. Given Imaging’s ability to market and sell its line of PillCam capsules is highly dependent on the availability and adequacy of third-party reimbursement for the procedures performed with the Given System. Most reimbursement policies today cover the small bowel capsule endoscopy procedure only after a previous procedure, such as endoscopy or radiology has been performed. Given Imaging’s ability to expand the use of the PillCam SB capsule for indications beyond obscure gastrointestinal bleeding, or OGIB, depends substantially on its ability to convince third-party payors to provide reimbursement coverage for the PillCam SB capsule as a primary diagnostic tool without the requirement to perform a prior procedure, such as endoscopy or radiology and to provide favorable and effective reimbursement coverage for the PillCam SB capsule for small bowel indications beyond OGIB. If Given Imaging is unable to obtain such reimbursement coverage, sales of the PillCam SB capsule may not increase.

If the number of workstations or capsules sold by Given Imaging declines, Given Imaging may not be able to achieve broader market penetration or may choose to place systems in the market at a discounted price, and its revenues and gross margins may be negatively affected.    Given Imaging’s principal product is the Given System, consisting of a line of PillCam capsules and the related data recorder and computer workstation. As of December 31, 2007, Given Imaging had an installed base of nearly 4,250 systems worldwide. Growth in the installed base of Given Systems has contributed to Given Imaging’s revenue growth. Given Imaging’s success in making or increasing sales of the Given System depends on a number of factors. First, Given Imaging must demonstrate that the Given System is clinically-effective and cost-effective in diagnosing a range of disorders of the gastrointestinal tract, and Given Imaging must inform and educate both physicians and the third-party payors responsible for providing reimbursement coverage about the clinical and economic benefits of using the Given System. Second, Given Imaging must broaden the applications for which the use of the Given System is reimbursed, expand the number of people with such reimbursement coverage and educate healthcare providers as to the clinical and economic benefits of using the Given System for such broader indications so that they are encouraged to adopt the Given System. Third, Given Imaging must continue to improve operational efficiencies of the Given System and demonstrate and convince gastroenterologists that the Given System fits within their normal practice routines. If the number of workstations or capsules Given Imaging sells declines, Given Imaging may not be able to achieve broader market penetration or may choose to place systems in the market at a discounted price, in which case Given Imaging’s revenues and gross margins will be negatively affected.

If Given Imaging is not successful in taking over marketing and sales of the PillCam ESO capsule in the United States following termination of its exclusive agreement with Ethicon Endo-Surgery, sales of PillCam ESO capsule may not grow as Given Imaging expects or at all.    Until recently, InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company, held exclusive rights to market Given Imaging’s PillCam ESO capsule in the United States since this capsule received regulatory clearance in November 2004. In November 2007, Ethicon terminated the agreement with Given Imaging, and Given Imaging regained all rights in connection with the PillCam ESO capsule in January 2008. Consequently, Given Imaging’s future growth depends in part on its success in transitioning sales and marketing activities from Ethicon to Given Imaging. Sales of the PillCam ESO capsule in 2007 were insignificant and may continue to be lower than Given Imaging expects if they are not successful in marketing the PillCam ESO capsule. This may negatively impact Given Imaging’s revenue growth.

If Given Imaging is unable to expand the market for the PillCam ESO capsule and obtain adequate third-party reimbursement for the esophageal capsule endoscopy procedure, sales of the PillCam ESO capsule may not grow.    Given Imaging’s ability to market and sell its PillCam ESO capsule depends significantly on its ability to expand the use of the PillCam ESO capsule. To date, PillCam ESO has been used primarily in the detection of esophageal varices, a condition prevalent in patients suffering from cirrhosis, a chronic liver disease. As of January 31, 2008, approximately 31 million individuals in the United States had reimbursement coverage for using the esophageal capsule endoscopy procedure in the detection of esophageal varices. However, due to the limited prevalence of esophageal varices in the general population, Given Imaging believes the market opportunity for the use of the PillCam ESO capsule in the detection of varices is limited. Given Imaging believes that the primary market opportunity for its PillCam ESO capsule may be in the detection of Gastro-Esophageal Reflux Disease, or GERD, which is more prevalent in the general population than varices. However, in order to successfully market and sell the PillCam ESO capsule in the detection of GERD, Given Imaging must first generate and present clinical data supporting this use and, subsequently, to obtain adequate reimbursement coverage. Given Imaging’s ability to expand the use of the PillCam ESO capsule depends substantially on its ability to convince additional third party payers to provide reimbursement coverage for this capsule for the varices indication, the adequacy of such coverage and its ability to generate and present clinical data supporting reimbursement for the GERD indication. If Given Imaging is unable to do so, sales of the PillCam ESO capsule may not grow as it expects or at all.

If Given Imaging is unable to market and sell its PillCam COLON capsule, it may miss a significant market opportunity and may not grow as it expects.    In 2007, Given Imaging began limited sales of its new PillCam COLON capsule in Europe. Given Imaging intends to market and sell this capsule as a complementary tool for traditional colonoscopy for patients who are unable or unwilling to undergo traditional colonoscopy or have an incomplete colonoscopy. However, in the United States the FDA has recently determined that the PillCam COLON is not substantially equivalent to any marketed device in the United States for visualization of the colon and therefore can not be cleared for marketing in the United States, Given Imaging’s biggest market, through the 510(k) process based on the currently available clinical data. There can be no assurance that Given Imaging will be able to receive FDA clearance for this capsule in the foreseeable future or at all or that the PillCam COLON will be accepted as comparable or superior to existing technologies for visualization of the colon. Given Imaging’s ability to market and sell the PillCam COLON successfully, depends on one or more of the following:

•	Receipt of FDA marketing clearance in the United States. Given Imaging cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, Given Imaging will be required to demonstrate that the PillCam COLON is safe and effective for its intended purpose;

•	The existence of clinical data sufficient to support the use of the PillCam COLON for visualization of the colon as compared to other colon visualization methods: If clinical trials indicate that PillCam COLON is not as clinically-effective as other current methods, or if the PillCam COLON procedure causes unexpected complications or other unforeseen negative effects, Given Imaging may not obtain regulatory clearance to market and sell this capsule or physicians may be reluctant to use it;

•	The availability of sufficient clinical and cost-effectiveness data for the American Medical Association, or AMA, to provide a favorable permanent ‘‘current procedural terminology’’, or CPT, code and for private third-party payors to make an adequate reimbursement decision to provide coverage for the PillCam COLON procedure; and/or

•	The availability of a reliable colon cleansing and preparation procedure for the PillCam COLON capsule, which is accepted by physicians and patients.

If Given Imaging is unable to achieve one or more of the above, it may not be able to market and sell the PillCam COLON capsule or the demand for the PillCam COLON may be lower than expected and sales of PillCam COLON may not contribute to its growth at the rate Given Imaging expects or at all.

Given Imaging faces direct competition from manufacturers of capsule endoscopy systems and may lose market share if Given Imaging is unable to compete effectively in the marketplace.    Olympus Corporation has a competing capsule endoscopy system for the small bowel, which it is selling in the United States, Europe and Australia. In addition, Given Imaging believes that other companies in Korea and China began selling capsule endoscopy systems for the small bowel in Asian and possibly other countries outside the United States and are selling these systems at a lower price than the Given System. If Given Imaging is unable to compete effectively in the marketplace against the Olympus capsule endoscopy system and other competing systems, Given Imaging may lose market share, experience delays in completing sales as a result of a longer decision making process among potential customers, or experience erosion of its gross margins as a result of growing price pressure.

Given Imaging faces competition from large, well-established manufacturers of existing technologies for detecting gastrointestinal disorders, as well as from gastrointestinal products in general that compete for the limited capital expenditure budgets of customers.    Competition for the Given System also comes from existing technologies for detecting gastrointestinal disorders and diseases. Existing technologies include traditional endoscopy and radiological imaging. The principal manufacturers of gastrointestinal endoscopes are Olympus, Hoya and Fujinon Corporation, or Fujinon. Given Imaging has signed a cooperation agreement with Fujinon. See ‘‘Item 4 — Information on the Company — Business Overview — Given Imaging’’. The principal manufacturers of equipment for radiological imaging are General Electric Healthcare Systems, Siemens Medical Solutions, a division of Siemens AG, Philips Medical Systems Ltd. and Toshiba Corporation, and the principal manufacturer of x-ray equipment is Shimadzu Corporation. These companies have substantially greater financial resources than does Given Imaging, and they have established reputations as well as worldwide distribution channels for medical instruments to physicians. If Given Imaging is unable to convince physicians to adopt the Given System over the current technologies marketed by its competitors, its results of operations will suffer.

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

If Given Imaging is unable to introduce new capsules and products for use in the gastrointestinal tract, its growth may be negatively affected.    Given Imaging’s objective is to expand the use of the Given System as a platform to be used with a variety of products and indications. Given Imaging intends to add to its current PillCam capsules by developing and introducing new capsules and products. There can be no assurance that Given Imaging will be able to develop new products that will enjoy widespread market acceptance as superior to existing technologies for detection of abnormalities in other parts of the gastrointestinal tract or that can be used in other parts of the gastrointestinal tract. In addition, Given Imaging will be required to obtain FDA clearance in the United States and other regulatory approvals outside of the United States before commercially distributing the Given System for use in other parts of the gastrointestinal tract or introducing new products for use in the gastrointestinal tract. These regulatory processes can be lengthy and expensive, and Given Imaging cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, and in order to obtain reimbursement coverage for use of new products, Given Imaging will be required to conduct additional clinical trials to demonstrate the diagnostic and cost-effectiveness of these new products. If future clinical trials indicate that new products are not as clinically-effective or as cost-effective as current methods, or that it causes unexpected complications or other unforeseen negative effects, Given Imaging may not obtain regulatory clearance to market and sell these new products or obtain reimbursement coverage, and its growth would be adversely affected.

Any disruption in the United States, the primary market for Given Imaging’s products, may result in a material reduction in Given Imaging’s revenues and negatively affect its results of operations.    Since Given Imaging began selling the Given System in 2001, most of its revenues have been generated from sales in the United States. Sales in the United States accounted for $63.9 million, or 74%, of Given Imaging’s revenues in 2005; and $66.4 million, or 70%, of its revenues in 2006 and $72.3 million or 64% of its revenues in 2007. Any disruption to Given Imaging’s market in the United States resulting from changes in management or the sales team of Given Imaging’s U.S. subsidiary (Given Imaging, Inc.), adverse changes in reimbursement policies, new regulatory requirements, macro-economic changes and other events, many of which are outside Given Imaging’s control, may result in a material reduction in its revenues and negatively affect its operating results.

If Given Imaging is unable to successfully market and sell its products in Japan, one of its significant growth opportunities may be materially adversely affected.    In April 2007, Given Imaging received regulatory clearance to market its capital equipment and PillCam SB capsule in Japan and subsequently initial reimbursement coverage for the PillCam SB capsule was announced for indications involving obscure gastrointestinal bleeding. Suzuken Co. Ltd., one of Japan’s largest pharmaceutical and medical device distributors, has exclusive rights to distribute Given Imaging’s products in Japan. Suzuken also owns 15% of Given Imaging’s Japanese subsidiary. Consequently, Given Imaging’s future growth in the Japanese market depends significantly on the success of Suzuken and on its business relationship with Suzuken. In addition, marketing its other products in Japan will require additional, product-specific regulatory clearances. In particular, the current regulatory clearance Given Imaging has obtained in Japan covers an early version of its data recorder of which Given Imaging now have only limited inventory remaining. Given Imaging have applied for clearance for its more advanced version of data recorder, similar to the version it sell in the United States and Europe. Generally, the process for obtaining marketing clearance for medical devices in Japan could range from six months for products with only very minor modifications from previous cleared product versions to a few years in case of a completely new device. There is no assurance that Given Imaging will receive regulatory clearances in Japan for any of its additional products. Finally, Given Imaging’s main competitor in the field of capsule endoscopy is based in Japan and competition may be intense once it enters the Japanese market. If Given Imaging is unable to successfully market and sell its products in Japan for any of the foregoing or other reasons, one of Given Imaging’s significant growth opportunities will be materially adversely affected.

Given Imaging’s reliance on single source suppliers could harm its ability to meet demand for the Given System in a timely manner or within budget.    Given Imaging depends on single source suppliers for some of the components necessary for the production of the Given System. For example, Given Imaging has sole suppliers for the imaging sensor and transmitter of its PillCam capsules. If the supply of these components is disrupted or terminated, or if these suppliers are unable to supply the quantities of components that Given Imaging requires, Given Imaging may not be able to find alternative sources for these key components.. Although Given Imaging maintains a strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for its products if supply is interrupted, and is subject to risk of loss due to catastrophic events such as fire at a storage facility. As a result, Given Imaging may be unable to meet demand for its products, which could harm its ability to generate revenues, lead to customer dissatisfaction and damage its reputation. If Given Imaging is required to change the manufacturer of any of these key components of the Given System, there may be a significant delay in locating a suitable alternative manufacturer. Additionally, Given Imaging may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. The delays associated with the selection of a new manufacturer could delay Given Imaging’s ability to manufacture its product in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of Given Imaging’s product ceases operations or otherwise ceases to do business with Given Imaging, Given Imaging may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm Given Imaging’s ability to meet demand for the Given System in a timely manner or within budget.

Risks Affecting Our Holdings in NetVision

The market for the supply of Internet access services and value added services in Israel is very competitive.    The supply of Internet access services requires a special license from the Israeli Ministry of Communications, whose policy is to encourage competition, and therefore does not place any material barriers to entry into the market. Since the beginning of 2004, competition in the market has focused on broadband Internet services. The NetVision Group continues to experience increased competition in gaining broadband communication market share, mainly from companies such as 012 Smile Communications Ltd., or 012 Smile, (Nasdaq:SMLC), and Bezeq International. As of December 31, 2007, the NetVision Group estimates that it held approximately 36% of the broadband Internet communications market in Israel. Competition from existing and new competitors may require the NetVision Group to reduce their tariffs and increase its subscriber acquisition and retention costs as a result of which the NetVision Group’s results of operations could be adversely impacted. Due to the intense competition, there has been a slow down in the increase of the NetVision Group’s subscriber base.

The market for the supply of international telephone services in Israel is very competitive.    The market for international telephony services, which NetVision operates (following the merger with Barak) through Barak, is very competitive. The two major competitors are Bezek International and 012 Smile. Such competition may result in a decrease in prices and/or decrease in the available market share, which will negatively affect the NetVision Group’s results of operations.

The NetVision Group relies on certain third-parties’ infrastructures.    The NetVision Group relies on certain third-party service providers including local and long distance telecommunications companies, such as Bezeq – The Israel Telecommunications Corp. Ltd., or Bezeq, Med Nautilus, and HOT Communications Systems Ltd. (TASE:HOT) for leased lines and connectivity to their infrastructures. If the NetVision Group’s subscribers’ access to these telecommunications infrastructures is disrupted for any reason, including as a result of changes in the terms of the service supply agreements, breach of the agreements by such third parties, provision of defective infrastructure, or regulatory changes, the services that the NetVision Group provides to their subscribers would be significantly impacted and could result in a substantial reduction in Internet access volume and revenue. Furthermore an increase in the cost of access to these telecommunications infrastructures could also adversely impact the NetVision Group’s results of operations.

VOIP (Voice over Internet Protocol) technology may affect the NetVision Group’s international telephone market share and results of operations.    VOIP technology in the international telephone market allows for international calls to be conducted through the Internet by means of software, thereby circumventing the need to use an international telecommunications provider. If VOIP technology continues to improve, customers may choose VOIP over the more ‘‘traditional’’ telephone technology which may significantly decrease the NetVision Group’s overall international telephone market share and adversely impact the NetVision Group’s results of operations in the international telephony area.

Israeli Telecommunications companies are exposed to consumer class action lawsuits.    The NetVision Group serves numerous subscribers on a daily basis. As a result of the scope and magnitude of its operations, the NetVision Group is subject to the risk of a large number of lawsuits, including class action lawsuits, by consumers. Currently, the NetVision Group has several pending lawsuits, some of which were submitted with requests to approve the claims as class actions. These actions may be costly to defend and could result in significant judgments against the NetVision Group. The Israeli Class Actions Law, 2006 and the 2005 amendment to the Israeli Consumer Protection Law, 1981 include provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to any damages allegedly incurred prior to the effective date of these laws, and reduce the minimal requirements for certification of a class action lawsuit and the qualifications required to be a lead plaintiff in a class action lawsuit. These laws may increase the number of requests for certification of class actions against the NetVision Group and their legal exposure and legal costs in defending against such suits, which as a result may materially and adversely affect their financial results.

Item 4.    Information on the Company

A.    History and Development of the Company

We are a high technology operational holding company that operates through our group companies. Our group companies include both publicly traded and privately held companies.

Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israeli-related companies with technologies in the fields of medical devices, advanced defense electronics, telecommunications, semiconductors, software products and services and clean technology. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off. In addition, some of our group companies grew out of our subsidiary, RDC, established by us (through our subsidiary, DEP) together with Rafael, the largest research and development organization of Israel’s Ministry of Defense, pursuant to an agreement with Rafael. According to such agreement, RDC has first rights to exploit commercially certain technologies of Rafael in non-military markets, which rights are dependent primarily upon RDC’s identification of new and existing military technology developed by Rafael, for commercial exploitation in non-military markets. Given Imaging and Galil Medical Ltd., or Galil Medical, are examples of companies that grew out of this cooperation with Rafael. In December 2007, Elron, DEP and RDC entered into an agreement amending the existing agreement pertaining to rights granted to RDC to commercialize certain technologies of Rafael and settling the litigation with Rafael regarding the agreement. See ‘‘Item 3 — Key Information — Risks Affecting Us and the Companies in Our Group’’.

We expect to continue to build and realize value for our shareholders through the sale of a portion or all of our holdings in, or the issuance of shares by, any of our group companies to third parties, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies, and building our group companies. We believe that this strategy provides the ability to increase shareholder value as well as capital to support the growth of our group companies.

Our primary activity is our involvement in the management of our group companies, in which we maintain controlling or significant holdings, and, in a limited number of cases, minority holdings. We take an active and long term role in the development and growth of our group companies. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees and active involvement in all aspects of their business to guide them through their long-term objectives. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing, legal and the overall ongoing monitoring of our group companies’ performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to our group companies’ management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, market analysis, risk management, identifying joint venture opportunities, introductions to potential customers and investors, business plan preparation, budgetary control and strategic planning and research and development guidance.

Both our legal name and our commercial name is Elron Electronic Industries Ltd. We were incorporated in Israel in 1962. The principal legislation under which we operate is the Israeli Companies Law, 1999. Our shares are publicly traded under the symbol ‘‘ELRN’’ on the Nasdaq and on the TASE. Elron’s corporate headquarters and registered office is located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: elron@elron.net. Our web site address is www.elron.com. Information contained on our web site is not part of this Annual Report.

The following are significant transactions and events which we and our group companies have completed or which took place since January 1, 2007:

•	Agreement with Rafael and settlement of claim by Rafael against Elron’s subsidiaries, DEP and RDC. On December 30, 2007, Elron, DEP, RDC and Rafael signed an agreement (the ‘‘Addendum’’) effective as of January 1, 2008, which was subsequently approved by the court. The Addendum amended the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael, and settled a claim filed by Rafael in September 2006 against DEP and RDC. Pursuant to the Addendum, RDC’s rights to commercialize certain technologies of Rafael will continue without time restrictions. In January 2008 we made a one-time investment in RDC of $4 million and are committed to make further investments of $0.75 million in RDC for each company established by RDC based on Rafael’s technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves other issues which will facilitate cooperation between the parties.

•	Merger of NetVision, Barak and GlobCall. In January 2007, NetVision completed its merger with Barak, then a subsidiary of Clal Industries and Investments Ltd., or CII, and the merger with GlobCall Communications Ltd., then a subsidiary of DIC, or GlobCall. NetVision, Barak and GlobCall comprise the NetVision Group. Following the merger, our holding in NetVision reduced to approximately 18% from approximately 36%, resulting in a gain for Elron of approximately $9.1 million (net of tax) recorded in the first quarter of 2007. As part of the merger, we entered into a shareholders agreement with DIC and CII and into a separate agreement with DIC concerning, among other things, the appointment of directors. (See ‘‘Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions’’). During 2007, NetVision raised in two private placements an aggregate amount of approximately NIS 112.2 million (then approximately $28.0 million). As a result, our holding in NetVision decreased to approximately 16%.

•	Sale of Elbit’s Shares in CellAct. In February 2007, our subsidiary Elbit sold all its shares in CellAct Ltd., or CellAct, for approximately $0.8 million resulting in a gain of $0.5 million which was recorded in the first quarter of 2007.

•	Acquisition of Shares of AqWise. In March 2007, we completed the acquisition of approximately 34% of the outstanding shares of AqWise – Wise Water Solutions Ltd., or AqWise, an Israel-based water technology company from Polar Investments Ltd. (TASE:PLR) and other existing shareholders in consideration for approximately $3.4 million. AqWise provides advanced biological wastewater treatment technologies.

•	New Investment in B.P.T. Bio-Pure Technologies Ltd. In April, 2007, we completed a new investment of approximately $1.1 million out of an aggregate financing round of $2.4 million in B.P.T. Bio-Pure Technology Ltd., or BPT. In January 2008, we invested an additional $1.6 million in BPT. BPT is an Israel-based water technology company. BPT provides advanced membrane-based separation solutions. Following these transactions, we held approximately 30% of BPT’s equity.

•	Purchase of 2.5% of Ordinary Shares of Given Imaging. In May, 2007, we completed the purchase of 2.5% of the ordinary shares of Given Imaging in a series of open market transactions for an aggregate purchase consideration of approximately $18.7 million. As a result of the transactions, we beneficially owned approximately 27% of the outstanding shares representing all shares owned by us and RDC; and our direct and indirect ownership interest in Given Imaging (through our direct holdings and our share in the holdings of our subsidiary, RDC), increased to approximately 23%. In parallel transactions, DIC, a 48.6% shareholder of Elron, also purchased 2.5% of the ordinary shares of Given Imaging for the same aggregate consideration, increasing its holding in Given Imaging to approximately 16%. Following these transactions, we, DIC and RDC together held approximately 43.5% of the ordinary shares of Given Imaging.

•	New Investment in RADLIVE. In May 2007, we completed a new investment of approximately $3.75 million in RADLIVE Ltd., or RADLIVE, an Israeli company, engaged in the development of high definition telephony technologies and applications. The aggregate financing round of $7.65 million was led by us and Gemini Israel Funds. As a result of the investment, we held approximately 29% of RADLIVE’s outstanding shares.

•	Sale of Carmiel Real Estate. On June 17, 2007, our wholly owned subsidiary, Elbit, completed the sale of its real estate in Carmiel, Israel for approximately $11.6 million. As a result of the sale, we recorded a gain net of tax of $4.1 million in the second quarter of 2007.

•	New Investment in Pocared. In June 2007, we completed a new investment of approximately $5.35 million, in two tranches, in Pocared Diagnostics Ltd., or Pocared, an Israel-based medical device company. The aggregate financing round of $10.7 million was led by us and Vitalife. As a result of our aggregate investment, we held approximately 23% of Pocared’s outstanding shares. In March, 2008, Elron granted Pocared a convertible loan in the amount of $5.0 million out of an aggregate amount of $14.0 million. The balance of the loan was granted by other existing shareholders of Pocared and a new investor. Pocared provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD).

•	Initial Public Offering of Starling on the TASE. On June 13, 2007, Starling Advanced Communications Ltd., or Starling, completed its initial public offering on the TASE for the sale of shares and convertible securities in consideration for aggregate net proceeds of approximately NIS 57 million (approximately $14 million), approximately half of which consisted of convertible interest-bearing debentures, the proceeds of which will be used by the company upon achieving certain milestones. We invested approximately $4 million as part of the offering. In addition, immediately prior to the offering, existing shareholders of Starling, including us and RDC, converted shareholder loans in the amount of approximately $6.5 million. Following the offering, as of June 13, 2007, we beneficially owned approximately 68% of the outstanding shares representing all outstanding shares of Starling owned by us and RDC, or approximately 50% representing our direct holding and our share in the holding of RDC. Starling is a provider of innovative connectivity solutions for the broadband access market for mobile platforms, currently focusing on aircraft.

•	Investment in Jordan Valley. In October 2007, Intel Capital, Intel’s global investment organization, completed an $11 million investment in Jordan Valley Semiconductors. Following the transaction, we hold approximately 20% of the outstanding shares of Jordan Valley. Jordan Valley is developing tools for semiconductor metrology based on x-ray technology.

•	Investment in Medingo. In November, 2007, Medingo Ltd., or Medingo, then wholly owned by RDC, completed a financing round of approximately $29 million, of which RDC invested $18 million (following the completion of our assignment to RDC of certain investment rights described below), we invested approximately $6.1 million (including $4.2 million by converting convertible loans previously granted to Medingo) and Radius Ventures, a U.S. venture capital fund together with other investors, invested $5.1 million. The investment was in two installments, the second of which in the amount of $12.5 million was invested in February 2008. As a result of the above transaction (which included our assignment of certain investment rights to RDC), we beneficially owned approximately 92% of Medingo’s outstanding shares, or approximately 51% representing our direct holding and our share in the holding of RDC. RDC’s investment of $18 million in the round was the result of Elron’s transfer to RDC of Medingo shares purchased by Elron in the amount of $9 million as part of the first installment and Elron’s assignment to RDC of its right to invest an additional $9 million as part of the second installment, which was funded by Rafael (the other shareholder of RDC), for the purpose of investing in Medingo. Medingo is developing disposable insulin patch pumps specifically for the needs of insulin-dependent diabetic patients.

•	Investment in NuLens. In November, 2007, NuLens completed an internal financing round of $8 million in which we participated by investing approximately $4.2 million. Following this investment, we held 34% of NuLens’ outstanding shares. NuLens operates in the field of intra-ocular lenses, mainly for cataract and presbyopia procedures.

•	New Investment in Sync-Rx. In December 2007, RDC completed a new investment in Sync-Rx Ltd., or Sync-RX a company incorporated by RDC, in the amount of $5 million in two installments, of which $2.5 million was invested in January 2008, and the balance will be invested in December 2008. Following these investments, we beneficially own approximately 84% of Sync-Rx’s outstanding shares representing all shares owned by RDC, or approximately 42% representing our share in the holding of RDC. The investment in Sync-Rx was made through RDC by Elron and Rafael with each company investing in RDC the sum of $1.25 million. Sync-Rx’s mission is to develop and introduce major improvements in the efficacy, safety and simplicity of trans-catheter cardiovascular interventions.

•	BrainsGate Ltd. In January 2008, BrainsGate Ltd., or BrainsGate, completed an internal financing round of $12.5 million of which we invested approximately $5.5 million. The investment was in two equal installments, the first of which was advanced and the second of which is to be advanced in August, 2008. Following this investment, we will hold 28% of BrainsGate’s outstanding shares. BrainsGate is developing broad treatment platform technology for brain diseases.

•	Impliant Inc. In March, 2008, we and certain of the existing shareholders of Impliant Inc., or Impliant, granted a convertible loan in the amount of $10.0 million to Impliant in two equal installments of which our aggregate participation amounted to $6.0 million. The loan is convertible into preferred shares of Impliant in accordance with the terms of the loan agreement. Upon conversion of part of the loan, and in the event a recapitalization should occur, Elron will hold approximately 46% of the then outstanding shares. Impliant is engaged in the development of a novel posterior motion preservation system for spine surgery.

•	Tender Offer to Purchase Given Imaging Ltd. Share. On June 20, 2008, we completed a tender offer and purchased 1,462,640 ordinary shares of Given Imaging, representing 5% of Given Imaging’s then issued and outstanding shares, for $16.54 per share, net to the seller in cash, less any required withholding taxes and without interest, for an aggregate amount of approximately $24.2 million. Following the completion of the tender offer, we beneficially held, together with our subsidiary RDC, approximately 32.4% of Given Imaging’s issued and outstanding shares. We and RDC together with DIC hold approximately 48.5% of the issued and outstanding shares of Given Imaging.

The following are the significant investments and divestitures that we and our group companies completed in 2005 and 2006, in chronological order:

•	Sale of Partner Shares. On April 20, 2005, we completed the sale to Partner Communications Ltd., or Partner (Nasdaq and TASE:PTNR and LSE:PCCD) of 12,765,190 Partner shares for approximately $94 million, as part of the sale together with the other Israeli founding shareholders of Partner of an aggregate of approximately 33.3 million Partner shares to Partner for an aggregate consideration of approximately $245 million. As a result of the sale, we recorded in 2005 a gain of $45.4 million, net of tax.

•	Investment in NuLens. On April 21, 2005, we invested approximately $1.7 million in NuLens Ltd., or NuLens. The investment was the first of two installments. The second installment of approximately $1.1 million was invested in March 2006 simultaneously with the closing of a new investment round of approximately $6.0 million, led by Warburg Pincus LLC, a global private equity fund, in which we also invested an additional $1.5 million. Following these investments, we held 29% of NuLens.

•	Investment of $16 Million in Teledata Networks Ltd. On May 8, 2005, we completed an investment of $16 million in Teledata Networks Ltd., or Teledata. The investment was part of an aggregate round of financing of $19 million, in which FBR Infinity II Ventures, or Infinity, a related venture capital fund, invested $3 million, for approximately 4% of Teledata, and with whom we entered into a voting agreement. (See ‘‘Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions’’). Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Following this investment, we held approximately 21% of Teledata.

•	NetVision Initial Public Offering. On May 19, 2005, NetVision completed its initial public offering on the TASE for net proceeds of approximately NIS135 million (approximately $31 million). In addition, future proceeds from the exercise of options sold in the offering may amount to approximately NIS 28.8 million (approximately $6.6 million). At the time, DIC was the other major shareholder of NetVision. We and DIC each converted approximately $3.1 million of loans into equity of NetVision immediately prior to the offering and $2.2 million in loans was repaid to each of us from the proceeds of the offering. As a result of the initial public offering our holding in NetVision decreased from 46% to approximately 39% resulting in a gain for Elron of approximately $3.0 million.

•	Investment in BrainsGate Ltd. On August 8, 2005, we completed an investment of approximately $6.9 million in BrainsGate Ltd., or BrainsGate, for approximately 22% of the equity of BrainsGate, as part of an aggregate investment of approximately $17.0 million. Infinity, with which we have a voting agreement, holds approximately 5% of the equity of BrainsGate. (See ‘‘Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions’’).

•	Dividend Distribution. On September 5, 2005, we declared a cash dividend of $3.00 per share, totaling approximately $88.5 million. The dividend was paid on September 27, 2005, to shareholders of record on September 15, 2005.

•	Sale of Oren Semiconductor. On June 10, 2005, Zoran Corporation, or Zoran (Nasdaq:ZRAN), acquired Oren Semiconductor, Inc., or Oren, in which we held a 41% interest. Elron received approximately $12.5 million in cash in the acquisition and approximately $7.7 million of Zoran shares (based on Zoran’s share price on the completion date of the acquisition). As a result of the transaction we recorded a gain in 2005, net of taxes, of approximately $17.2 million. In July 2005, we sold Zoran’s shares for $8.8 million, resulting in a gain net of tax, of $0.7 million.

•	Investment in Enure Networks Ltd. On October 2, 2005, we completed an investment of approximately $4.0 million in Enure Networks Ltd., or Enure, for approximately 57% of the equity of Enure. Enure is an Israeli software company engaged in developing solutions in the field of broadband services management and home networks.

•	Establishment of Medingo. In November 2005, RDC established Medingo then wholly-owned by RDC.

•	Sale of Holdings in Elron Telesoft Ltd. and Elron Telesoft Export Ltd. On December 29, 2005, we completed the sale of all of our shares of Elron Telesoft Ltd. and Elron Telesoft Export Ltd. (together, the ‘‘ET Group’’), to ECtel Ltd. (Nasdaq:ECTX) for $2.1 million. The transaction did not materially affect our results of operations.

•	Investment in Safend Ltd. On January 2, 2006, we completed an investment of approximately $3.7 million in preferred shares of Safend Ltd., or Safend, for approximately 26% of the equity of Safend. Safend is an Israeli company which develops comprehensive desktop and laptop endpoint security solutions.

•	$14 Million Investment in Ellara. On June 8, 2006, Ellara Ltd. (formerly known as A.M.T. Advanced Metal Technologies), or Ellara, completed a $14 million financing led by Shamrock Israel Growth Fund, an Israeli private equity fund, pursuant to which we invested an aggregate of $5 million in the financing round in which other existing shareholders also participated. Following the transaction, we held approximately 34% of Ellara on an as-coverted basis.

•	Purchase of Shares of Given Imaging. In August 2006, we purchased, in a series of open market transactions, approximately 540,000 ordinary shares of Given Imaging for an aggregate purchase consideration of approximately $10 million. As a result of the transactions, our beneficial ownership of Given Imaging increased to approximately 26.0% and our direct and indirect ownership interest in Given Imaging (through our direct holdings and our share in the holdings of our subsidiary, RDC) increased from approximately 19% to approximately 20%. In parallel transactions, DIC purchased the same number of shares of Given Imaging for the same aggregate consideration, increasing its holding in Given Imaging from approximately 12% to approximately 14.3% of Given Imaging.

•	Investment in NeuroSonix. In August, 2006, we completed the first of two tranches in a new investment of $5 million in NeuroSonix Ltd., or NeuroSonix out of an aggregate financing round of $12 million. NeuroSonix, based in Israel, is engaged in the development and commercialization of medical devices for the prevention of acute cerebral embolism during open-heart cardiac surgery as well as other invasive and minimally-invasive procedures. Following this transaction, we held 16% of NeuroSonix.

•	Investment in Atlantium. In October 2006, we completed a new investment of $10 million in Atlantium Technologies Inc., or Atlantium, an Israeli-based water technology company providing innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology. Following the transaction, we held approximately 31% of Atlantium.

•	DIC Tender Offer. In November 2006, DIC purchased 352,183 of our ordinary shares for $12 per share, net to the seller in cash, less any required withholding taxes and without interest pursuant to a tender offer for our ordinary shares. As a result, DIC increased its holding in Elron from approximately 48% to approximately 49%.

•	$52 Million Investment in Galil Medical. In December 2006, Galil Medical completed a $52 million financing by new investors Thomas, McNerney & Partners and The Vertical Group, joined by Investor Growth Capital, all leading U.S. venture capital funds. As part of the financing round, the new investors purchased shares from certain existing shareholders of Galil Medical, including RDC, for approximately $8 million, and $4 million of existing shareholders’ loans were converted into shares of Galil Medical. Following the transaction, we beneficially owned approximately 29% of Galil Medical representing all shares owned by us and RDC, or approximately 20% representing our direct holding and our share in the holding of RDC.

•	Sale of Interest in Oncura and Acquisition of Urology-Related Cryotherapy Business. In December 2006, Galil Medical completed the sale of its 25% interest in Oncura, Inc., or Oncura, to Oncura’s 75% shareholder and acquired Oncura’s urology-related cryotherapy business from Oncura for a net amount paid by Galil Medical of $20 million.

•	$15 Million Investment in 3DV. In December 2006, 3DV Systems, or 3DV, completed the first of two tranches of a $15 million investment round, led by new investors, Kleiner Perkins Caufield & Byers, a leading U.S. venture capital fund, and Pitango Venture Capital. We and RDC also participated in the investment round as well as converted approximately $5.1 million of shareholder loans into shares of 3DV. The second tranche was completed in April 2008. Following the completion of the investment, we beneficially owned approximately 51% of 3DV representing all shares owned by us and RDC, or approximately 36% representing our direct holding and our share in the holding of RDC. 3DV designs and develops three dimensional image sensor chip sets that generate depth information for each object captured by a camera, in real time.

•	Sale of Remaining Partner Shares. In December 2006, we completed the sale of all our remaining shares of Partner, constituting approximately 2.5% of Partner’s outstanding share capital, to several Israeli institutional investors for approximately $40 million. This followed the purchase of additional Partner shares in April 2006 then constituting 0.6% of Partner’s then outstanding shares from Polar Communications Ltd., one of the other founding shareholders of Partner, for approximately $5.3 million.

As a result of the sale of our Partner shares, we recorded a net (after tax) gain in 2006 of approximately $21.2 million.

B.    Business Overview

Our group companies are engaged in four main fields of advanced technology, namely: (i) medical devices; (ii) information and communications technology; (iii) semiconductors; and (iv) clean technology. The business overview is presented, for the purposes of convenience only, according to the four main fields listed above, none of which is considered a separate reportable segment.

Our group companies are:

Medical Devices	Information and Communication Technology	Semiconductors	Clean Technology
Given Imaging	NetVision	ChipX	Atlantium
Medingo	Teledata	Jordan Valley	AqWise
Galil Medical	Wavion	3DV	BPT
NuLens	Starling	SELA	Ellara
Brainsgate	Enure
Pocared	Safend
Impliant	RADLIVE
NeuroSonix	MuseStorm
Notal	PlyMedia
SynchRx	XSights
Kyma

1.    Medical Devices

Our activities in the field of medical devices consist of our holdings in the following companies:

•	Given Imaging, in which, as of June 20, 2008, we beneficially own approximately 48.5% of the outstanding shares, representing all shares owned by us, RDC and DIC (which we may be deemed to beneficially own as a result of the voting agreement between DIC and us), or approximately 32.4%, representing our direct holding together with RDC’s holding or 27.8% representing our direct holding and our share in the holding of RDC;

•	Medingo, in which we beneficially own approximately 92% of the outstanding shares representing all shares owned by us and RDC, or 51% representing our direct holding and our share in the holding of RDC;

•	Galil Medical, in which we beneficially own approximately 29% of the outstanding shares, representing all shares owned by us and RDC, or approximately 20%, representing our direct holding and our share in the holding of RDC;

•	NuLens, in which we hold approximately 34% of the outstanding shares;

•	BrainsGate, in which we hold approximately 26% of the outstanding shares;

•	Pocared, in which we hold approximately 23% of the outstanding shares;

•	Impliant, in which we hold approximately 22% of the outstanding shares (upon conversion of part of the loan, and in the event a recapitalization should occur, Elron will hold approximately 46% of the then outstanding shares);

•	NeuroSonix, in which we hold approximately 16% of the outstanding shares;

•	Notal, in which we hold approximately 22% of the outstanding shares;

•	Synch-Rx, in which we beneficially own approximately 84% of the outstanding shares representing all shares owned by RDC, or 42% representing our share in the holding of RDC; and

•	Kyma Medical Technologies Ltd. to which we provided a convertible loan.

The following is a description of our main group companies in the medical device field:

Given Imaging

Our discussions of Given Imaging in this Annual Report are qualified in their entirety by the reports Given Imaging files with the SEC, which are posted on the SEC’s website at www.sec.gov. Please see these reports for additional information on Given Imaging.

Given Imaging is an Israeli company that develops, manufactures and markets innovative diagnostic products for visualization and detection of disorders of the gastrointestinal tract. It pioneered capsule endoscopy, a proprietary approach to visual examination of the gastrointestinal tract through the use of a miniaturized video camera contained in an ingestible disposable capsule.

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

In 2001, Given Imaging commenced marketing the Given System, Given Imaging’s capsule endoscopy platform, with the M2A capsule (which Given Imaging rebranded in 2004 as the PillCam SB capsule for detection of disorders of the small bowel). As of December 31, 2007, Given Imaging had an installed base of more than 4,250 Given Systems and had sold more than 650,000 PillCam SB capsules in over 60 countries worldwide.

Since November 2004, Given Imaging has been marketing and selling the PillCam ESO capsule for visualizing the esophagus. From 2005 through the end of 2007, sales of the PillCam ESO were insignificant due primarily to the lack of reimbursement coverage, as well as limited clinical data to support widespread use of the PillCam ESO capsule. In the first quarter of 2008, Given Imaging began marketing and selling PillCam ESO 2, its newest version of the esophageal capsule.

In November 2007, Given Imaging announced the termination of its exclusive sales representation, co-promotion and cooperation agreement with Ethicon Endo-Surgery, a Johnson & Johnson company, which was signed in May 2004. InScope, a business division of Ethicon Endo-Surgery had exclusive rights to market the PillCam ESO capsule in the United States during this period and performed sales and market development activities. Ethicon cited a shift in its strategic priorities within gastroenterology and other areas as the reason for ending the relationship. As a result of this termination, Given Imaging regained full responsibility for the marketing and sale of the PillCam ESO capsule in the United States at the beginning of 2008. In accordance with the terms of termination, Ethicon has paid Given Imaging $1.2 million to continue to fund existing clinical trial activities in 2008 relating to the PillCam ESO capsule until they are completed. In addition, Ethicon has paid Given Imaging $7.6 million in fees associated with the termination of the agreement.

PillCam COLON is the third video capsule that Given Imaging has developed. Sales of PillCam COLON in 2007 were limited. This capsule became available in Europe only in the second half of 2007. PillCam COLON has not yet received FDA marketing clearance in the United States. The FDA has recently determined that the PillCam COLON capsule is not substantially equivalent to any marketed device in the United States for visualization of the colon and therefore cannot be cleared for marketing in the United States, Given Imaging’s biggest market, through the 510(k) process, based on the currently available clinical data. There can be no assurance that Given Imaging will be able to obtain FDA clearance for the PillCam COLON capsule, or even if it does, that this capsule will achieve widespread market acceptance as superior to existing technologies for visualization of the colon.

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

In March 2007, Given Imaging signed a cooperation agreement with Fujinon Corporation. The goal of the agreement is to build closer collaboration between the companies in research and development, component sourcing, marketing and product distribution worldwide, except in Japan. Under the terms of the agreement, Given Imaging and Fujinon will collaborate to develop future products for the gastrointestinal endoscopy and diagnostic field. The agreement also grants Fujinon non-exclusive rights to distribute Given Imaging’s capital equipment and small bowel products including its RAPID workstation and data recorders, PillCam SB, and AGILE Patency capsules in certain countries worldwide, which will be determined by the two companies on a case-by-case basis.

Given Imaging’s R&D efforts are focused primarily on developing improvements to its existing products and developing new capsules to be used in the detection of abnormalities in other areas of the gastrointestinal tract.

Given Imaging recorded revenues of $112.9 million in 2007, $95.0 million in 2006 and $86.7 million in 2005.

Third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002. Initially, all reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other indications and, as of December 31, 2007, most Medicare carriers and private payors, with a total insured population in the United States of approximately 209 million individuals, also covered capsule endoscopy of the small bowel for suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies. Almost all of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System and some may require prior authorization. Since 2005, several third-party payors issued new or updated policies that do not require endoscopy or other procedures prior to performing small bowel capsule endoscopy. As of December 31, 2007, approximately 30 million individuals in the United States had coverage under these new or updated policies.

Given Imaging currently markets and sells the Given System through a combination of (i) direct sales through its subsidiaries and (ii) independent distributors in over 60 countries. Currently, Given Imaging markets the Given System directly in Australia, France, Germany, the United States and Israel. In the United States, which accounted for 70% of its revenues in 2006 and 64% of its revenues in 2007, Given Imaging markets its products primarily through its wholly-owned subsidiary, Given Imaging, Inc. As of December 31, 2007, Given Imaging had a direct sales force in the United States of approximately 71 field sales representatives. Given Imaging has approximately 16 field sales representatives in other jurisdictions in which Given Imaging directly markets the Given System.

In addition to Given Imaging’s direct markets, it markets and sells its products in more than 60 other countries through local distributors or representatives. Sales to Given Imaging’s local distributors worldwide accounted for approximately 21.8% of its revenues in 2007. As part of the cooperation agreement Given Imaging signed with Fujinon Corporation in March 2007, Given Imaging began collaborating with Fujinon in the distribution of its products in a few countries, including China. Under the terms of Given Imaging’s distribution agreements, Given Imaging generally grants to one distributor in each particular country or region the right to market the Given System for a defined period. During the contract period, the distributor is required to meet minimum sales targets set out in each distribution agreement. Given Imaging may, in its sole discretion, upon prior written notice, terminate a distribution agreement with a distributor in the event that a distributor fails to meet its minimum sales targets.

In Japan, Given Imaging operates through Given Imaging, K.K., its Japanese subsidiary, that was established as a joint venture with Marubeni Corporation and Suzuken Co., Ltd. to commercialize the Given System in Japan. Marubeni is one of Japan’s largest trading companies and Suzuken is one of Japan’s largest pharmaceutical distributors. To date, Marubeni and Suzuken together invested an aggregate of $10.0 million in Given Imaging K.K. in consideration of an aggregate 49% interest, and Given Imaging retained a 51% controlling interest. In addition, Suzuken has been appointed by Given Imaging K.K. as its exclusive distributor in Japan. Given Imaging received regulatory clearance to market its RAPID workstation and PillCam SB capsule in Japan in April 2007. Additionally, effective October 1, 2007, Japanese authorities announced initial reimbursement coverage for procedures using the PillCam SB capsule for small bowel indications with obscure bleeding. This reimbursement covers the entire adult population in Japan.

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

Given Imaging designed its portable data recorder, sensor array and their related accessories. The data recorders are manufactured externally and assembled and tested at Given Imaging’s facilities. Sensor arrays are manufactured and assembled externally and tested at Given Imaging facilities. The computer workstation is an off-the-shelf computer workstation preloaded with Given Imaging’s RAPID software. Given Imaging’s R&D activities are conducted internally by its R&D staff, primarily at its facilities in Yoqneam, Israel.

Three companies control the major portion of the worldwide gastrointestinal traditional endoscopy market. These companies, Olympus, Hoya and Fujinon, have marketed and sold flexible endoscopic equipment for many years. Olympus Corporation has been marketing and selling a competing capsule endoscopy system in Europe and Australia since October 2005. In September 2007, Olympus received FDA clearance to market its capsule endoscopy system and small bowel capsule in the United States. According to public sources, Olympus is also seeking regulatory clearance to market its capsule endoscopy system in Japan. In addition to Olympus, a Chinese company is selling its capsule endoscopy systems in China at lower prices than Given Imaging’s system and presented its systems at industry trade shows outside Asia. Finally, according to publicly available information, in 2007 a South Korean company began selling a competing system in Korea as well as in Europe and Australia.

Given Imaging acquired the rights to its first U.S.- and Israeli-issued patents in January 1998 under a technology purchase and license agreement with Rafael. These patents issued in the United States and Israel expire in January 2014 and January 2015, respectively. In addition Given Imaging holds 89 additional issued patents in the United States, Australia, France, Japan, South Korea, Taiwan, India, Israel, Italy, the United Kingdom, Germany and Spain, all of which cover different elements of its technology and expire between 2017 and 2025. Given Imaging also holds six utility models in Japan and nine utility models in Germany. As of December 31, 2007, Given Imaging had more than 500 pending patent applications worldwide based on approximately 180 priority applications relating to various elements and functions of its product and enhancements.

In March 2004, the U.S. Patent and Trademark Office, or USPTO, notified Given Imaging that it would conduct a reexamination of some of the claims in its first U.S. patent, known as the ‘531 patent, pursuant to a request submitted by Olympus Corporation. In April 2006, the USPTO issued a decision confirming the validity of 13 of the original 17 claims of the ‘531 patent. In September 2006, Given Imaging appealed the rejection of the other four claims, and this appeal is currently pending.

On May 19, 2006, Olympus Corporation, Olympus Medical Systems Corp. and Olympus America Inc., or Olympus, filed a complaint against Given Imaging in the District Court for the Eastern District of Pennsylvania, alleging that Given Imaging’s capsule endoscopes infringe one of Olympus’ patents (the ‘‘Olympus Patent’’). The Olympus Patent will expire in December 2008. In addition, Olympus sought a declaratory judgment that its capsule endoscope product will not infringe on Given Imaging’s first U.S. patent, known as the ‘531 patent, and that the ‘531 patent is invalid. Given Imaging filed its answer and counterclaim on October 20, 2006, denying infringement of the Olympus Patent and asserting that the Olympus Patent was invalid. In addition, Given Imaging alleged, among other things, that the ‘531 patent was valid and would be infringed by Olympus once Olympus began marketing and selling its capsule endoscopy product in the United States Given Imaging also alleged that Olympus product will infringe three additional of Given Imaging U.S. patents and requested an injunction to prevent Olympus from selling in the United States any product that infringes on its patents. On March 30, 2007, Olympus filed an amended complaint asserting that Given Imaging’s capsule endoscopes infringe three additional patents owned by it, which Given Imaging denied. In September 2007, Olympus received FDA clearance to market its competing capsule endoscope system in the United States and it has since commenced selling activities. As a result, Given Imaging amended its pleadings to add a request for damages in an unspecified amount.

On June 17, 2008, Given Imaging announced that it has signed a final agreement with Olympus for the settlement of the patent litigation between the two companies in the United States. The agreement includes certain worldwide royalty-free cross-licenses for their respective existing capsule endoscopy products, a release of all past causes of action and a payment of $2.33 million by Olympus to Given Imaging.

Given Imaging’s offices are located in Yoqneam, Israel. As of May 31, 2008, Given Imaging had approximately 480 employees.

Medingo

Medingo was established by RDC in November 2005. Medingo is developing solutions specifically for the needs of insulin-dependent diabetic patients. Medingo’s device is comprised of a miniature dispensing patch unit and a remote control unit for insulin delivery programming and data acquisition. The system is convenient, easy to use, discreet and more cost-effective than standard insulin pumps.

Medingo is in advanced stages of the development of its innovative insulin-dispensing device. As is customary in this market, the Medingo system will incorporate a blood glucose meter. The company signed a strategic OEM agreement with a leading manufacturer of glucose metering products.

Medingo will require additional resources to finance its operations until it is able to generate revenues and reach profitability. Medingo has been granted four design patents and has 101 pending patent applications.

Medingo’s offices are located in Yoqneam, Israel. As of May 31, 2008, Medingo had 52 employees.

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

Galil Medical’s intellectual property consists of intellectual property received from Rafael and intellectual property developed by Galil Medical’s R&D team. Galil Medical has 16 patents and 39 pending applications.

Galil Medical recorded revenues of $25.6 million in 2007, $8.5 million in 2006 and $8.3 million in 2005. There is no assurance that Galil Medical will be able to increase its revenues which may result in Galil Medical requiring additional funding to finance its operations until it reaches profitability.

Galil Medical’s headquarters and its R&D and manufacturing facilities are based in Yoqneam, Israel. Galil Medical sells its products worldwide through a direct sales force and through distributors.

As of May 31, 2008, Galil Medical had approximately 138 employees worldwide.

NuLens

NuLens, established in September 2002, operates in the field of intra-ocular lenses, or IOLs, mainly for the treatment of cataracts, presbyopia and low vision. NuLens is focused on developing an accommodating IOL capable of restoring spectacle-free vision at all distances (near, intermediate and distance). In May 2006, NuLens initiated clinical (pilot) human trials in Spain with the NuLens IOL prototype focusing on safety and efficacy. Additional clinical (pilot) human trials to assess IOL suitability for low vision and cateract patients are expected to commence in 2008 outside the U.S.

NuLens has two patents and nine pending patent applications.

NuLens’ offices are located in Herzliya, Israel and Alicante, Spain. As of May 31, 2008, NuLens had 18 employees.

NuLens is currently in the development stage and has not commenced sales. NuLens will require additional resources to complete its clinical trials and to finance its operations until it is able to generate revenues and reach profitability.

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

BrainsGate is currently in an extended pilot clinical trial for its leading application – treating acute ischemic stroke with a therapeutic window of 24 hours from onset, focusing on safety and efficacy. BrainsGate is in the initial stages of a second pilot study for its vascular dementia application.

BrainsGate has five patents and over 25 pending provisional and patent applications.

BrainsGate is headquartered in Caesarea, Israel. As of May 31, 2008, BrainsGate had 28 employees.

BrainsGate is currently in the development stage and has not commenced sales. BrainsGate will require additional resources to complete its clinical trials and to finance its operations until it is able to generate revenues and reach profitability.

Pocared

Established in 2004, Pocared is a medical device company developing innovative technological platform for real-time and reagentless diagnosis of contaminants (bacteria, yeast and chemical materials) suspended in liquids. Pocared’s technological platform may be used to address a wide range of medical and industrial diagnostic applications. Pocared is now focusing on developing a real-time, fully automated, reagentless laboratory system for the in-vitro diagnostics industry. Pocared’s first application for its product in the in vitro diagnostics industry is in the diagnosis of urinary tract infections. Other potential applications that the company is pursuing include swab-based samples (for diagnosis of conditions such as methicillin resistant staphylococcus aureus) and blood samples (for diagnosis of conditions such as sepsis).

Pocared’s has 16 pending patent applications.

Pocared is headquartered in Omer, Israel. As of May 31, 2008, Pocared had 11 employees. Most of Pocared’s research and development is outsourced to a third party.

Pocared is currently in the development stage and has not commenced sales. Pocared will require additional resources to finance its operations until it is able to generate revenues and reach profitability.

Impliant

Impliant, which began its activities in 1999, is engaged in the development of novel spine arthroplasty solutions for motion preservation. The company’s flagship device, the TOPS™ System – Total Posterior Arthroplasty System, is a motion preservation device alternative to fusion.

The TOPS™ System is designed to treat spinal stenosis, one of the most common degenerative conditions affecting the spine. It allows the spine surgeons to relieve pain by removing the skeletal structures that impinge on nerve roots and to replace them with a prosthesis that provides stability without sacrificing mobility. The TOPS™ System is a pedicle screw-based implant with a cushioned articulating construct that is implanted through a familiar posterior surgical approach and restores near normal physiological motion.

Impliant began clinical trials with the device in January 2005.

In addition to the single level TOPS™ System, Impliant has developed a broad family of motion preservation devices including: the Versafix™ System for patients who need a fusion and a motion device at two adjacent levels.

In mid-2006, Impliant received a CE Mark to market the TOPSTM System and the TOPS-on-FusionTM System in Europe. In August 2006, it received FDA approval to begin a pivotal Investigational Device Exemption, or IDE, study that it commenced in the second half of 2006 and voluntarily suspended the study in September 2007 following a device-related failure. Following the failure, Impliant conducted a technical reassessment of the product and surgical technique in which it is used and in May 2008, received FDA approval to continue the study.

Impliant’s headquarters are located in Princeton, New Jersey, with R&D activities taking place in Ramat Poleg, Israel. As of May 31, 2008, Impliant had 28 employees.

Impliant has two issued USPTO patents and 15 pending patent applications.

Innomed, a seed stage medical device venture capital fund in which we hold 14%, holds 9% of the outstanding shares of Impliant and in the event a recapitalization should occur Innomed will hold 3% of the outstanding shares of Impliant.

Impliant is currently in the development stage and has not commenced sales. Impliant will require additional resources to complete its clinical trials and to finance its operations until it is able to generate revenues and reach profitability.

NeuroSonix

Founded in 2002, NeuroSonix is an Israeli medical device company that targets the market of brain protection during cardiothoracic surgeries and other minimally invasive procedures. NeuroSonix offers a new non-invasive solution in brain protection during cardiovascular surgery, using ultrasonic technology to divert emboli away from the cerebral arteries. This new ultrasonic technology platform significantly reduces the embolic load on the patient’s brain, in order to reduce neurological complications related to the procedures, such as cognitive deficit, visual impairment or stroke.

The first product currently being developed by NeuroSonix is the EmBlocker™. The EmBlocker™ provides protection from acute cerebral embolism during cardiothoracic surgeries. The EmBlocker™ diverts embolic material (solid or gaseous) flowing in the aortic arch away from the origins of the neck arteries, thus directing embolic material into the descending aorta, reducing neurological risk and damage.

Ex-Vivo and In-Vivo studies of the EmBlocker™ have been conducted and have demonstrated promising results regarding the safety and efficacy of the technology. NeuroSonix has completed a First-in-Man pilot study (the first stage of clinical studies performed on living humans) in Europe with the EmBlocker™. The first version of the product has been completed, received CE certification, and is currently being used in continuing clinical evaluations.

Neurosonix has one issued patent, one provisional patent application, one PCT application, 12 national phase applications as well as two pending applications in Europe and Japan.

NeuroSonix’s offices are located in Rehovot, Israel. As of May 31, 2008, the company had 17 employees.

Neurosonix is currently in the development stage and has not commenced sales. Neurosonix will require additional resources to complete its clinical trials and to finance its operations until it is able to generate revenues and reach profitability.

2.    Information, Communications & Technology, or ICT

Our activities in the field of ICT consist of our holdings in the following companies:

•	NetVision, in which we hold approximately 16% of the outstanding shares;

•	Teledata, in which we hold approximately 21% of the outstanding shares, and in which, Infinity, a related venture capital fund, holds approximately 4% of the outstanding shares;

•	Wavion, Inc., or Wavion, in which we hold approximately 66% of the outstanding shares;

•	Starling, in which we beneficially own approximately 68% of the outstanding shares, representing all shares owned by us and RDC, or approximately 50%, representing our direct holding and our share in the holding of RDC;

•	Enure, in which we hold approximately 41% of the outstanding shares;

•	Safend, in which we hold approximately 27% of the outstanding shares;

•	RADLIVE, in which we hold approximately 29% of the outstanding shares;

•	MuseStorm, in which we hold approximately 24% of the outstanding shares;

•	PLYmedia, to which we have provided a convertible loan; and

•	XSights, formerly known as PaperLnx, in which we beneficially own approximately 100% of the outstanding shares representing all shares owned by RDC, or approximately 50%, representing our share in the holding of RDC.

The following is a description of our main group companies in the ICT field:

NetVision

The NetVision Group is a central provider of communication services in Israel. The NetVision Group’s activities focus on three principal activities: (a) Internet connectivity (ISP) and related services and products; (b) international telephony services; and (c) network end point services and local telephony services.

On May 19, 2005, NetVision completed its initial public offering on the TASE. In January 2007, NetVision completed the merger with Barak, a subsidiary of CII, and the merger with GlobCall, a subsidiary of DIC. Following these mergers, the NetVision Group reorganized its business activities which included new management.

During 2007, NetVision raised an aggregate amount of approximately NIS 112.2 million (then approximately $28.0 million) in two private placements.

On May 4, 2008, NetVision announced that, it entered into an agreement with Bank Leumi Le’Israel to acquire the bank’s shares in HOT Communications Systems Ltd. (TASE:HOT), or HOT, an Israeli telecommunications and cable television company. In June 2008, the Israel Antitrust Authority, under the Ministry of Finance, informed NetVision that it is reviewing this transaction as it believes that it may be a restrictive arrangement subject to the Restrictive Trade Practices Law 5748-1988. The purchased shares represent approximately 15% of the issued and outstanding shares of HOT, and the purchase price is NIS 480 million (then approximately $139 million), of which NIS 160 million (then approximately $46 million) will be paid not later than 18 months from the date of closing. Completion of the transaction is subject to certain conditions and regulatory approvals.

The NetVision Group’s total revenues were $314 million in 2007, $313 million in 2006 and $110 million in 2005, all based on the NIS-U.S. Dollar representative rate of exchange as of December 31, 2007 of NIS 3.846 equal to $1.00.

The NetVision Group’s activities in the Internet area focus on providing Internet connectivity and related services and products, establishment and supply of Internet-based applications, technical support services and database services – creation of designated database networks (DATA) and sale of broadband services as well as information security services, anti-virus protection and website filtering services. The NetVision Group estimates that in 2007, its share of the Internet connectivity market in Israel was approximately 36%. The NetVision Group broadband customer base at December 31, 2007 was approximately 533,000 compared to 498,000 at December 31, 2006.

The NetVision Group’s activities in the international voice telecommunication services area focus on outgoing and incoming calls, carrier services to other telecommunication service providers in Israel and abroad and related services. Until February 2007, NetVision provided international telephone services through its 017 prefix, using VoIP technology, a technology that enables voice transmission over the Internet infrastructure. The Israeli Ministry of Communications conditioned the approval of the merger on NetVision ceasing to supply telephone services as of February 2007, when NetVision’s license for the supply of such services expired. With the expiration of this license, as of January 2008, the 017 prefix was canceled, and the NetVision Group provides international telephone services only through its 013 prefix under Barak’s license. According to data published by the Israeli Ministry of Communications in 2007, NetVision’s share of the international telephony market in Israel was approximately 35.5%.

The NetVision Group’s activities in the network end point services areas focus on the sale of communication equipment; operation, management and acquisition services of voice communication systems and data communication systems for the customer; and provision of support and maintenance to communication networks and switchboards. The NetVision Group provides these services through

GlobCall under GlobCall’s special permit which it received from the Israeli Ministry of Communications. Additionally, in August 2006, GlobCall began providing its customers with local telephony services under a special general permit for the provision of wired communication services, which it received from the Israeli Ministry of Communications.

The NetVision Group also provides various content and electronic commerce services through ‘‘Nana 10,’’ which is 50% owned by each of NetVision and Channel 10, a local commercial television channel company. Nana 10 has the exclusive rights for use of television contents of Channel 10 on the Internet. In March 2008, Nana 10 entered into an agreement with Walla Shopmind Ltd., a company engaged in e-commerce, or Walla Shop, pursuant to which Walla Shop exclusively manages and operates Nana 10’s Internet commercial activities.

The NetVision Group is dependent on the communication services provided by MedNautilus, a dominant and in some areas sole provider of international communication lines; Bezeq, which has a monopoly on domestic wired telecommunications in Israel and HOT. The NetVision Group is also dependent on maintaining its operating license granted by the Israeli Ministry of Communications.

NetVision’s headquarters are located in Rosh HaAyin, Israel. As of May 31, 2008, the NetVision Group had 2,310 employees.

Teledata

Teledata, founded in 1981, provides innovative access products and solutions for both traditional and Next Generation Networks, or NGN, to telecom operators and service providers, which allow operators to provide a large variety of wireline services, including voice, data and video (Triple Play) for business and residential customers. Teledata’s solutions provide a smooth migration path from existing legacy networks into NGN based on IP and soft switches. Teledata has the following line of products: BroadAccess™, which is a carrier-class Integrated Multiservice Access Platform (IMAP), and Access Gateway, used for voice conversion into NGN and providing integration into both ATM and IP networks.

Teledata sells its products directly and through distributors in Europe, Asia, Africa and Latin America. Teledata’s revenues were $36.3 million in 2007, $28.1 million in 2006 and $55.9 million in 2005. Teledata’s revenues depend to a large extent on being awarded large projects with existing and new customers, mainly in emerging countries. There is no assurance that Teledata will be able to increase its revenues which may result in Teledata requiring additional funding to finance its operations until it reaches profitability.

Teledata maintains its headquarters in Herzliya, Israel. Teledata also operates through subsidiaries in the Netherlands, Australia and Brazil. As of May 31, 2008, Teledata had 120 employees worldwide.

Teledata has 14 patents and 26 pending patent applications, primarily in the United States.

Wavion

Established in 2000, Wavion engaged in outdoor Wi-Fi base stations technology, provides wireless network solutions including last mile access and backhaul. Wavion’s Spatially Adaptive Wi-Fi Multi-Radio Base Stations are based on multiple antennas, beam forming and SDMA technologies to provide increased coverage and capacity, enhanced indoor penetration and immunity to interference as compared to conventional Wi-Fi access points. Carriers and service providers can expect to enjoy substantially lower total cost of ownership deploying metro and rural Wi-Fi connectivity networks based on Wavion base stations.

In May 2006, Wavion launched its product and has had initial sales, but has not yet generated significant revenues. The continued operations of Wavion are dependent upon raising additional financing until it reaches profitability.

Wavion operates in the area of outdoor Wi-Fi in which the business model is changing from free metro Wi-Fi to new models driven by public safety, corporate connectivity and free Internet for schools. Wavion faces competition from lower-end access point with limited capacity and coverage, on the one hand, and from fixed Microwave Access (WIMAX) deployment, with licensed bands and higher capital expenses and operating expenses on the other end of the spectrum.

Wavion is a Delaware corporation with R&D facilities in Yoqneam, Israel.

Wavion has two pending patent applications, and as of May 31, 2008, Wavion had 57 employees.

Starling

Founded at the end of 2003 by RDC, Starling is a provider of innovative connectivity solutions for the broadband access market for mobile platforms, currently focusing on aircraft. Its antenna and SATCOM (satellite communications) systems are based on proven technology developed at Rafael and Elbit Systems Ltd. (Nasdaq:ESLT). Starling provides a unique connectivity solution that enables the delivery of advanced high speed broadband Internet services and applications on all sizes of commercial aircraft as well as on business jets. The Starling MIJET product line incorporates a fuselage mounted, two-way Ku-band low profile antenna that enables easy and rapid installation.

Starling’s flagship product, the MIJET Ku-band antenna system, enables airliners to connect their entire fleet, including narrow body models, so that air travelers can enjoy virtually any advanced application from fast Internet access, virtual private network (VPN) personal digital assistant (PDA), VoIP, mobile phone, e-mail and video conferencing to online gaming. Starling has completed successful flight tests with the MIJET antenna system.

In May 2008 Starling signed a cooperation agreement with EMS Technologies, Inc. (Nasdaq: ELMG) according to which Starling and EMS will cooperate in the planning, manufacturing and marketing of innovative satellite-based Ku-band airborne antenna systems based on both companies’ technologies. Within the framework of the agreement, EMS has ordered two Starling MIJET antenna systems.

The MiniMIJET antenna system is specially designed for small aircraft, from small business jets to the larger VIP jets. It utilizes the same technology as the MIJET, while offering more compact dimensions.

The MIJET Lite antenna system is in an advanced stage of development. This antenna system is mid-sized between the MIJET and the MiniMIJET and subsequently its price and performance. The low profile and light weight of the antenna makes it ready for fuselage installation on any size of commercial aircraft and is specifically designed for the domestic U.S. commercial aviation market.

The approval of the applicable aviation regulatory authority in each country is required for the installation and commercial use of Starling antenna and SATCOM (satellite communications) systems on aircraft. In the United States, the applicable authority is the Federal Aviation Administration, or FAA, and in Europe, the European Aviation Safety Agency, or EASA. Starling has successfully completed most of the tests according to requirements of the FAA and expects no major risks and difficulties in completing the FAA approval process. This process will be completed once Starling’s system is integrated and successfully tested with other parts of the connectivity system, such as the modem and radome. In addition, the supplier of telecommunication services and/or content will be required to receive the approval of the Federal Communications Commission (FCC) in the United States and the International Telecommunication Union (ITU).

On June 13, 2007, Starling completed its initial public offering on TASE for the sale of shares and convertible securities for aggregate proceeds of approximately NIS 57 million (then approximately $14 million) approximately half of which consisted of proceeds from convertible interest-bearing debentures held in escrow to be released to Starling, upon Starling achieving milestones relating to receiving significant orders over the 18 month period following the offering. There is no assurance that Starling will meet the milestones and receive distribution of such escrowed funds. We invested approximately $4 million as part of the offering. In addition, immediately prior to the offering, existing shareholders of Starling, including us and RDC, converted shareholder loans in the amount of approximately $6.5 million.

Starling has three pending patent applications. The USPTO has registered a patent in the name of a third party in connection with an antenna for satellite communications similar to technology used by Starling in its MIJET antenna system. Starling believes, based on legal advice, that its invention enjoys priority over the invention which is the subject of the third-party patent.

Starling has its headquarters in Yoqneam, Israel. As of May 31, 2008, Starling had 36 employees. Starling is impacted by the service demands of the airline and aircraft industry, which are in turn impacted by general and economic conditions affecting the industry, including the increasing cost of fuel. The continued operations of Starling are dependent upon raising additional financing until it commences sales and reaches profitability.

Enure

Enure, established in 2003, develops software that automates the operation of broadband services in the home. Enure’s software is intended to ensure that the home network and applications work reliably simplifying the user experience; problems are automatically fixed; manual activities are replaced with automated routines and installations, upgrades and policies management by service providers are all executed automatically.

Enure’s main target market is home network users, a rapidly growing arena with major technology challenges. Enure directs its go-to-market efforts through broadband service providers (as value added services), through customer premises equipment makers, retail support vendors and directly to consumers.

Enure’s software uses patent-pending core technology. Enure’s home-residing software is sold under the brand ServiceShield™, and its optional service-provider-residing server is sold under the brand True Information Control™ (TIC™).

Enure has not recorded significant revenues. The continued operations of Enure are dependent upon raising of additional financing until it commences significant sales and reaches profitability.

Enure operates from Herzliya, Israel, and as of May 31, 2008, Enure had 25 employees. Enure has two pending patent applications.

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

Safend has 17 pending patent applications.

Safend recorded revenues in the amount of $3.7 million in 2007 and $1.5 million in 2006. There is no assurance that Safend will be able to increase its revenues which may result in Safend requiring additional funding to finance its operations until it reaches profitability.

Safend is headquartered in Tel Aviv, Israel with a subsidiary in Philadelphia, Pennsylvania. As of May 31, 2008, Safend had 72 employees worldwide.

RADLIVE

Founded in 2005, RADLIVE is engaged in the development of high definition telephony technologies and applications. While the variety and use of telephony applications is constantly growing (VoIP, cellular), the voice quality of the vast majority of today’s telephony calls is less than satisfactory. With the increasing availability of wider bandwidth for telephony applications, RADLIVE is developing infrastructure and applications for high definition telephony, providing high quality voice for telephony calls.

Headquartered in Tel Aviv, Israel, as of May 31, 2008, RADLIVE had 20 employees.

RADLIVE is currently in the development stage, and accordingly, has not commenced sales. RADLIVE will require additional resources to finance its operations until it reaches profitability.

3.    Semiconductors

Our activities in the field of semiconductors consist of our holdings in the following companies:

•	ChipX, in which we hold approximately 28% of the outstanding shares;

•	Jordan Valley, in which we hold approximately 20% of the outstanding shares;

•	3DV, in which we beneficially own approximately 51% of the outstanding shares representing all shares owned by us and RDC, or approximately 36%, representing our direct holding and our share in the holding of RDC; and

•	Sela – Semiconductor Engineering Laboratories Ltd., or SELA, in which we beneficially own approximately 72% of the outstanding shares representing all the shares owned by us and RDC, or approximately 46%, representing our direct holding and our share in the holding of RDC.

ChipX

ChipX, formed in 1985, is a value-added fabless application specific integrated circuits, or ASICs, supplier, which develops, markets and manufactures differentiated programmable ASICs.

ChipX’s technology provides a broad range of ASICs:    structured ASICs solutions, embedded arrays, standard cell, hybrid ASICs and gate arrays. The company has completed over 2000 ASIC designs, including high-performance standard cell ASIC designs in 0.25u, 0.18u and 0.13u and up to 10 million gates. ChipX structured ASICs solutions offer high speed and low power, with short time to market and lower design costs as compared with traditional ASIC solutions. ChipX embedded arrays leverage ChipX’s structured array technology to offer an alternative to standard cell ASICs, with faster fabrication time, inexpensive derivatives and low design costs. ChipX consolidates wafer manufacture tooling, reduces time-to-market and minimizes the design cost and risks.

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

ChipX relies upon third-party manufacturers to manufacture its products. ChipX uses a wide range of parts and raw materials in the production of its semiconductors, including silicon wafers and electronic and mechanical components.

ChipX generally does not have guaranteed supply arrangements with its suppliers and does not maintain an extensive inventory of parts and materials for manufacturing.

ChipX’s patented structured ASIC technology is protected by several core patents on its basic architecture, special logic cell and metal configurable memory. In addition, ChipX has internally developed routing software and metal programmable input/output cells to take advantage of its proprietary technology. ChipX has 30 patents and seven patent applications pending.

ChipX’s revenues were $22.3 million in 2007, $14.8 million in 2006 and $14.7 million in 2005. There is no assurance that ChipX will be able to increase its revenues which may result in ChipX requiring additional funding to finance its operations until it reaches profitability.

ChipX’s headquarters are located in Santa Clara, California, with R&D operations taking place in Haifa, Israel. As of May 31, 2008, ChipX had 86 employees.

Jordan Valley

Jordan Valley, founded in 1981, offers inline metrology solutions with ultra thin film measurement capability and a wide range of application coverage based on X-ray technology. The company’s JVX® platform exploits various X-ray-based schemes to provide a broad range of measurement capabilities, including thickness, density, roughness and composition of metals and dielectric films. The platform features small spot-size, non-destructive, enabling product wafer metrologies.

Jordan Valley operates two business divisions: the primary semiconductor division and the non-strategic analytic division. Jordan Valley focuses on the semiconductor industry, selling directly in the United States and by way of distributors in Japan, Europe, Taiwan, Korea and China. In April, 2008 Jordan Valley acquired certain assets of Bede plc, a supplier of high-resolution XRD metrology for the semiconductor and compound industries. Bede’s revenues in 2007 were $11.6 million. With the acquisition of new technology and products, Jordan Valley anticipates consolidating a position of comprehensive x-ray solutions provider for semiconductor process control and metrology.

Jordan Valley’s headquarters, manufacturing and R&D facilities are located in Migdal Haemek, Israel. Bede’s headquarters are located in Durham UK. Marketing offices are located in the United States. As of May 31, 2008, Jordan Valley had 132 employees.

In the field of X-ray metrology, Jordan Valley holds more than 27 U.S. patents with 24 applications pending, as well as 6 patents with 44 applications pending in foreign jurisdictions.

Jordan Valley’s revenues were $15.7 million in 2007, $13.0 million in 2006 and $10.4 million in 2005. There is no assurance that Jordan Valley will be able to increase its revenues which may result in Jordan Valley requiring additional funding to finance its operations until it reaches profitability.

3DV

3DV, formed in 1997, designs and develops three dimensional image sensor chip sets that generate depth information for each object captured by a camera, in real time. 3DV’s patented technology is capable of sensing motion and recognizing shape within a three-dimensional space, adding another dimension to current ‘‘flat’’ capturing devices.

3DV’s business is currently focused on applications to the video gaming field with small, low-cost cameras enabling three-dimensional video games.

3DV has 14 issued patents and ten patent applications pending.

3DV has not yet generated significant revenues. The continued operations of 3DV are dependent upon raising additional financing until it commences sales and reaches profitability. 3DV is headquartered in Yoqneam, Israel, and as of May 31, 2008, 3DV had 46 employees.

SELA

SELA, founded in 1992, develops and manufactures yield enhancing and automation equipment for the semiconductor and optical component industries. SELA is dedicated to the development and marketing of solutions for failure analysis and process monitoring in the semiconductor industry. SELA’s automated sample preparation systems are used primarily by semiconductor manufacturers to prepare samples for scanning electron microscopy and transmission electron microscopy.

SELA has six patents and two pending patent applications.

SELA’s revenues were $4.4 million in 2007, $4.2 million in 2006 and $4.2 million in 2005. The continued operations of SELA are dependent upon raising additional financing until it reaches profitability.

SELA’s headquarters are located in Yoqneam, Israel, and it maintains a marketing office in Santa Clara, California. As of May 31, 2008, SELA had 35 employees.

4.    Clean Technology

Our activities in the field of clean technology comprise advanced water disinfection technology and amorphous metals-based technologies through our holdings in the following companies:

•	Atlantium, in which we hold approximately 33% of the outstanding shares;

•	AqWise, in which we hold approximately 34% of the outstanding shares;

•	BPT, in which we hold approximately 30% of the outstanding shares; and

•	Ellara, in which we hold approximately 37% of the outstanding shares.

Atlantium

Atlantium was founded in 2003. Its Hydro-Optic Disinfection (‘‘HOD’’) technology introduces an innovative approach to water disinfection, combining elements of physics, hydraulics and optics to create a revolutionary UV-based disinfection HOD technology that can disinfect water in industrial and municipal applications, thereby inactivating very high levels of water borne pathogens, such as Cryptosporidium and Giardia, where conventional water treatment methods simply do not work.

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

Atlantium holds 19 patents and 39 applications pending in many parts of the world, as well as exclusive licensed patents from third parties.

Atlantium’s revenues were $2.4 million in 2007 and $0.8 million in 2006. The continued operations of Atlantium are dependent upon raising additional financing until it reaches profitability.

Atlantium’s headquarters, manufacturing, R&D and marketing facilities are located in Beit Shemesh, Israel. Marketing offices are also located in the United States, China and France. As of May 31, 2008, Atlantium had 48 employees.

AqWise – Wise Water Technologies Ltd.

Founded in September 2000, AqWise focuses on the development and implementation of innovative biological wastewater treatment technologies. The AGAR® process developed by AqWise is a fixed biofilm process, which can be implemented for expansion of existing wastewater treatment plants for increased treatment capacity and extensive nitrogen removal, while using the existing biological reactor or for new plants with limited footprint.

AqWise provides solutions for municipal, industrial and agricultural wastewater treatment requirements. AqWise offers a variety of project implementation routes, from basic process design, to design-build turnkey deliveries, and all the way through to completely financed, designed, constructed and operated projects.

AqWise has two registered U.S. patents, one provisional patent application and several international applications under PCT in India, Japan, Singapore, Canada, Europe, Australia and Israel. AqWise® and AGAR® are U.S. registered trademarks of AqWise.

In April 2003, AqWise granted USFILTER (today known as SIEMENS Water Technologies) an exclusive license to implement the AGAR technology in the United States and Canada.

AqWise revenues were $2.8 million in 2007, $1.4 million in 2006 and $0.7 million in 2005. There is no assurance that AqWise will be able to increase its revenues which may result in AqWise requiring additional funding to finance its operations until it reaches profitability.

AqWise’s offices are located in Herzliya, Israel. As of May 31, 2008, AqWise had 24 employees.

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

BPT’s systems have been tested successfully in recent years by international industrial companies from various sectors, including the fermentation pharmaceuticals, chemicals and food industries.

BPT has achieved initial sales, but has not yet generated significant revenues. The continued operations of BPT are dependent upon raising additional financing until it reaches profitability. BPT has three issued patents and two patents pending.

BPT is located in Rishon Letzion, Israel, and as of May 31, 2008, had 25 employees.

Ellara

Ellara, founded in 1993, operates through its group companies in developing, marketing and licensing technologies for amorphous and nano-crystalline advanced materials, as a solution for a wide range of commercial applications. Ellara ’s thin ribbons, microwires and nano powder amorphous materials exhibit magnetic, electrical, mechanical and chemical properties that enable the enhancement of existing products and applications, as well as the introduction of new products and solutions for various industrial and high-tech applications and markets. Ellara’s current main focus is in the development and production of heating applications based on thin ribbon, amorphous materials. Ellara has developed a variety of radiant heating products for domestic, outdoor, agricultural and instantaneous water heating markets. Its electrical heating element enables the heating of very large surface areas at lower temperatures and higher efficiency and therefore at a lower cost, and it presents competitive advantages over other electrical and non-electrical heating alternatives. Ellara currently focuses on two principal markets in the heating field: indoor heating and outdoor heating. In the indoor heating market, Ellara’s main product is the under floor heating mat.

Ellara’s revenues were $4.8 million in 2007, $3.6 million in 2006 and $2.9 million in 2005. Ellara presented the magnetic cores business as a discontinued operation in 2006 and 2007.

The continued operations of Ellara are dependent upon raising additional financing until it reaches profitability.

Ellara has 48 issued patents and 17 patent applications pending, as well as three registered trademarks and eight applications pending.

Ellara is headquartered in Kfar Netter, Israel. As of May 31, 2008, Ellara had 74 employees.

Other Holdings

Founded in 1992, Elbit Vision Systems Ltd., or EVS [OTCBB:EVSNF.OB], in which we beneficially hold approximately 9.7% of the outstanding shares (not including 1,909,764 warrants to purchase ordinary shares of EVS), designs, develops, manufactures, markets and supports automatic visual inspection and quality monitoring systems for a broad range of industries. EVS’s automatic in-line inspection and quality monitoring systems are designed to increase the accuracy, consistency and speed of detection of defects in the manufacturing process in order to reduce labor costs, improve product quality and increase manufacturing efficiency. EVS’s Industrial Division provides automatic optical inspection (AOI) and non-destructive ultrasound inspection systems for ‘‘heavy’’ manufacturing industries (automotive, aeronautics, steel and others) and industrial materials (textiles, non-wovens, plastic, technical fabrics and others).

EVS maintains a global sales force and service coverage with over 850 inspection systems installed in 26 countries and has more than 600 customers.

EVS’s revenues were $21.9 million in 2007, $17.0 million in 2006 and $19.6 million in 2005.

EVS is headquartered in Qadima, Israel, with offices in the United States, and as of May 31, 2008, had 109 employees.

C.    Organizational Structure

As of May 31, 2008, DIC, an Israeli company, held approximately 48.6% of our total outstanding shares. For additional information about DIC, see ‘‘Item 7 — Major Shareholders and Related Party Transactions — Major Shareholders’’. For our holdings in our group companies, see the information in ‘‘Business Overview’’ above.

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

Item 5.    Operating and Financial Review and Prospects

Overview

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Elron’s group companies currently comprise of a group of publicly-traded and privately held companies primarily in the fields of medical devices, information and communications technology, clean technology and semiconductors.

Our activities range from operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We take an active and long term role in the development and growth of our group companies. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees and active involvement in all aspects of their business to guide them through their long-term objectives. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies’ performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies’ management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which our group companies need support and leadership, including, but not limited to, strategic planning, R&D guidance, identification of joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, financial advice and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon the following: the technological quality, prices and nature of their products relative to their competitors; the condition of the capital markets; their ability to raise financing and their ability to introduce new products to the markets at the right time, while simultaneously offering cost effective solutions suitable to their customers’ needs.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion of all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development, including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value, to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in volatility in our results of operations, depending on the transactions that occur within a particular period.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies that are consolidated or accounted for under the equity method of accounting as well as dispositions and changes in our holdings in the various companies within our group companies. Because most of our group companies are technology companies that have not yet generated significant revenues and that invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are consolidated or accounted for under the equity method of accounting.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings, as well as the impact of any dividends or distributions to our shareholders and credit lines available. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions, as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States (‘‘U.S. GAAP’’). Our significant accounting policies are more fully described in Note 2 to our Consolidated Financial Statements. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	principles of accounting for holdings in group companies;

•	business combinations and purchase price allocation;

•	impairment of goodwill and other intangible assets;

•	other-than-temporary decline in value of investments in group companies;

•	accounting for income taxes; and

•	Marketable securities

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

Consolidation.    Companies over which we have control are consolidated. Control is usually assumed when we own, directly or through our subsidiaries, more than 50% of the outstanding voting securities of a company. However, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our rights to appoint members of the boards of directors, our representation on the board of directors and any minority participating rights and other factors that require management to make judgments and that involve the use of significant estimates and assumptions.

Under the principles of consolidation, a controlled company’s assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of any consolidated company. However, when the minority investment is in the form of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses are not allocated to such minority interest in order not to reduce the carrying amount of the minority investment beyond the lower of the amount invested or liquidation value. When a subsidiary’s equity is negative, subsidiary’s loss is not allocated to such minority interest, unless the minority has a firm commitment to finance subsidiary loss.

Notwithstanding the above, we apply Financial Accounting Standards Board (‘‘FASB’’) Interpretation No. 46. The revised FASB Interpretation No. 46, or FIN 46R, ‘‘Consolidation of Variable Interest Entities — an interpretation of ARB No. 51’’, defines the provisions under which a variable interest entity (‘‘VIE’’) should be consolidated. In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46R provides several exceptions to its scope. For example, an entity that is deemed to be a business need not be evaluated in order to determine if it is a VIE unless one of the conditions specified in FIN 46R exists. FIN 46R requires a VIE to be consolidated by the party (i.e., the variable interest holder) with an ownership, contractual or other pecuniary interest in the VIE that will absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no other variable interests absorb a majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIE is referred to as the primary beneficiary.

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

Our assessment of whether a group company is within the scope of FIN 46R, whether a group company is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions regarding the fair value of certain entities and their variable interests. The estimates and assumptions include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimation of whether a group company can finance its current activities, until it reaches profitability, without additional subordinated financial support.

As of December 31, 2007, Wavion, BPT, Enure, Impliant and Atlantium were considered to be VIEs, but Elron is not their primary beneficiary. As of December 31, 2007, our maximum exposure to loss as a result of our involvement in the above companies did not exceed the carrying value of our investment in these companies, which was approximately $0 million, $1.1 million, $3.6 million, $1.5 million and $11 million, respectively.

In December 2007, the FASB issued SFAS 160, ‘‘Noncontrolling Interests in Consolidated Financial Statements’’ (‘‘SFAS 160’’). SFAS 160 amends ARB 51, ‘‘Consolidated Financial Statements’’, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on accounting for current subsidiaries. With respect to SFAS 141R, see ‘‘Business-Combinations and Purchase Price Allocation’’.

Equity Method.    Group companies that we do not control, but over whom we exercise significant influence regarding their operating and financial policies and in which we hold common stock or in-substance common stock as defined in Emerging Issues Task Force (‘‘EITF’’) Issue No. 02-14, ‘‘Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock’’ (‘‘EITF 02-14’’) (which is further described below), are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company’s voting securities; however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several additional factors, including, among others, our rights to appoint members of the boards of directors, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors that may require management to make certain judgmental decisions regarding significant influence.

EITF 02-14, which became effective at the beginning of the fourth quarter of 2004, defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. In certain holdings we invested, among other things, in preferred shares that include rights, such as cumulative and participating dividends, dividend preferences and liquidation preferences. Based on EITF 02-14, the following companies are being accounted for at cost notwithstanding our significant influence in such companies as the investment in these companies is not considered to be in-substance common stock: Impliant, Teledata, NuLens, BrainsGate, Safend, Neurosonix, Atlantium, Enure, Pocared, BPT and MuseStorm. Any assessment of whether we hold in-substance common stock in a group company is judgmental in nature and involves the use of significant estimates and assumptions such as assessing the fair value of the subordinated equity of the group company.

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

Other Methods.    Our holdings in companies that we either do not consolidate or do not account for under the equity method of accounting are accounted for under two different methods:

•	Non-marketable securities are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations; and

•	Marketable securities that are classified as available-for-sale are presented at fair market value and the effect of any unrealized change in market value is reflected, net of tax, in other comprehensive income (loss). When realized, gain or loss is included in our results of operations.

For further discussion, see ‘‘Other-Than-Temporary Decline in Value of Investments in Group Companies’’ below.

Business Combinations and Purchase Price Allocation

Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to proportional interest in the acquired company’s assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill. A determination as to whether or not an acquisition of assets or a portion of a company’s equity is considered a ‘‘business’’ is, in certain circumstances, based on judgments and estimates.

The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is being allocated to identifiable net assets, intangible assets other than goodwill, in-process research and development (‘‘IPR&D’’) activities, and to goodwill. The amount allocated to IPR&D is being charged immediately to our results of operations in accordance with FASB Interpretation No. 4, ‘‘Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method’’ (‘‘FIN 4’’). The amounts allocated to finite-lived intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life. In 2007, 2006 and 2005, IPR&D charges amounted to $3.7 million, $0.9 million and $1.1 million, respectively. In 2007, an amount of $1.4 million was part of our share in the net income or loss of affiliated companies and $2.3 million was included as amortization of intangible assets. IPR&D in 2007 and in 2006 resulted mainly from the purchase of Given Imaging shares for approximately $18.7 million and $10 million, respectively. IPR&D in 2007 also resulted from the investment in Medingo during November 2007 (See Item 4, ‘‘Information on the Company’’).

Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method we use is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which requires judgment that can impact our results of operations is estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries that are rapidly evolving and extremely competitive, the value of the intangible assets, their respective useful lives and the investments in companies is exposed to future adverse changes that can result in a charge to our results of operations (See ‘‘Other-Than-Temporary Decline in Value of Investments in Group Companies’’ below.)

In December 2007, the FASB issued SFAS 141(R), ‘‘Business Combinations’’ (‘‘SFAS 141(R)’’). This Statement replaces SFAS 141, ‘‘Business Combinations’’, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) also amends SFAS No. 109, ‘‘Accounting for Income Taxes’’, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on accounting for our current subsidiaries.

Impairment of Goodwill and Other Intangible Assets

We conduct a goodwill impairment review at least annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important that could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. Determining fair value involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we may use a number of valuation methods including quoted market prices, discounted cash flows and revenue multipliers. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results. In 2007 and 2006, no impairment of goodwill was recorded. In 2005, a goodwill impairment charge in the amount of $1.3 million, was recorded with respect to the operation of the ET Group in light of its results of operation (following the sale of this business, these charges are presented as part of the loss from discontinued operations in the statements of operations). At December 31, 2007 and 2006, consolidated goodwill amounted to approximately $2.7 million at each date.

Other intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we use significant estimates and assumptions such as projected future cash flows that are subject to high degree of judgment. In 2007, 2006 and 2005, no impairment of other intangible assets was recorded. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries that are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. At December 31, 2007 and 2006, consolidated intangible assets, other than goodwill, amounted to approximately $2.8 million at each date.

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

An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans and financial statements) and the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Factors indicative of an other-than-temporary decline include, among others, recurring operating losses, credit defaults, specific conditions affecting the investment, such as in the industry or in geographic area, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive, and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries that are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future. In 2007 we recorded write-downs in the amounts of $9.2 million, mainly with respect to our investment in Impliant ($8.3 million) and Jordan Valley ($0.9 million), and in 2006 and 2005 $6.1 million and $6.0 million, respectively, was written down with respect to our investment in Oncura.

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

As of December 31, 2007, deferred tax assets, net, with respect to the corporate carryforward losses that are more likely than not to be realized in the foreseeable future amounted to approximately $2.2 million ($9.2 million as of December 31, 2006). In 2007, we increased our previous valuation allowance by $4.0 million as a result of the decrease in the market price of certain of our marketable securities against which we assumed our carryforward losses can be realized in the future years. As of December 31, 2007 the deferred tax assets were offset by $3.0 million as a result of deferred tax liability recorded with respect to the investment in NetVision which is accounted for under the equity method. In 2006, we reduced our previous valuation allowance by $6.7 million, which included $3.0 million as a result of a continued increase in the market price of certain of our marketable securities against which we assumed our carryforward losses can be realized in the future years, and $3.7 million as a result of Elbit’s receipt of final tax assessment. In 2005, we reduced our previous valuation allowance by $19.6 million, which included $13.3 million as a result of Elbit’s receipt of a final tax assessment (of which $3.9 million was recorded as a reduction of goodwill since the deferred tax assets related to carryforward losses of Elbit incurred in periods prior to our acquisition of Elbit) and $5.0 million as a result of the sale of our holdings in the ET Group in 2005.

Deferred tax liabilities as of December 31, 2007 amounted to $0.4 million mainly with respect to our indirect investment in Given Imaging through RDC which is accounted for under the equity method. Deferred tax liabilities as of December 31, 2006 amounted to $1.4 million mainly with respect to a real estate held by us and our investment in Given Imaging which is accounted for under the equity method.

As of December 31, 2007, Elron had carryforward losses of approximately $101 million.

In July 2006, the FASB issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained; otherwise a full liability is recognized). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, ‘‘Accounting for Income Taxes’’ (‘‘FAS 109’’). This includes tax positions considered to be ‘‘routine’’ as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months (for further information see also note 14 to our consolidated financial statements). The adoption of FIN 48 as of January 1, 2007 did not have any effect on the Company’s retained earnings and financial position.

Marketable securities

Management determines the classification of marketable investments in debt securities with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations at each balance sheet date.

Certain marketable securities accounted for under SFAS No. 115 ‘‘Accounting for Certain Investments in Debt and Equity Securities’’, (‘‘SFAS 115’’) are classified as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, and a decline in value which is considered as other than temporary, are included in the consolidated statement of operations. We consider a decline in value to be other than temporary with regard to available-for-sale marketable debentures when the fair value is lower than cost for a continuing period which exceeds six months when no indicators to the contrary exist and when we do not intend to hold the debentures until maturity. When computing realized gain or loss, cost is determined on an average basis.

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. During 2007, 2006 and 2005, all marketable securities covered by SFAS 115 were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

FASB Staff Position (‘‘FSP’’) No. 115-1, ‘‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment’’ (‘‘FSP 115-1’’) and SAB Topic 5M ‘‘Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities’’ provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in an other-than-temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (‘‘EITF’’) Issue No. 03-1, ‘‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’’ (‘‘EITF 03-1’’) while retaining the disclosure requirements of EITF 03-1 which we adopted in 2003.

A.    Operating Results

Basis of Presentation

Consolidation.    Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:

2007	2006	2005
RDC SELA Medingo Starling Synch-Rx1 XSignts[1]	RDC Galil Medical[2] SELA Medingo 3DV3 Starling Enure[4]	ET Group[5] RDC Galil Medical SELA Medingo[6] 3DV Starling Enure[4]

1	Sync-Rx and XSignts were established by RDC in the fourth quarter of 2007.
2	Galil Medical has been consolidated through December 2006.
3	3DV has been consolidated from the first quarter of 2004 through December 2006.
4	Enure has been consolidated since its acquisition, in the beginning of the fourth quarter of 2005 and ceased to be consolidated from August 2006.
5	Sold on December 29, 2005.
6	Medingo was established by RDC in the fourth quarter of 2005.

Equity Method.    Our main group companies held by us or through Elbit, DEP, Galil Medical (through December 2006) and/or RDC accounted for under the equity method of accounting include:

2007	2006	2005
Given Imaging Galil Medical NetVision 3DV ChipX Wavion Ellara Notal AqWise AqWise[1] RADLIVE	Given Imaging Oncura[2] Galil Medical[3] NetVision 3DV4 ChipX Wavion Ellara Notal CellAct[5]	Given Imaging Oren Semiconductor[6] NetVision ChipX Wavion Notal Ellara Oncura CellAct

1	Purchased in March 2007.
2	Through December 2006.
3,4	Commencing in December 2006.
5	Sold in February 2007 for $0.8 million, resulting in a gain of $0.5 million which was recorded in the first quarter of 2007.
6	Sold on June 10, 2005.

Other investments.    The main group companies held by us that are accounted for under the cost method or as available-for-sale include:

Cost:

2007	2006	2005
Jordan Valley Impliant Teledata BrainsGate NuLens Safend NeuroSonix Atlantium Enure Pocared[1] BPT[2] MuseStorm[3]	Jordan Valley Impliant Teledata BrainsGate NuLens Safend NeuroSonix Atlantium Enure[4]	Jordan Valley Impliant Teledata BrainsGate NuLens

1	Purchased in June 2007.
2	Purchased in April 2007.
3	Purchased in July 2007.
4	From August 2006.

Available for Sale.    As of December 31, 2007 and 2006, EVS and M-Wise were classified as available for sale investments.

Results of Operations

The following tables set forth our results of operations in the reported period:

	Year ended December 31,
	2007	2006	2005
	(millions of $, except per share data)
Net income (loss) from continuing operations	(37.1)	3.0	51.2
Basic net income (loss) from continuing operations per share	(1.25)	0.10	1.74
Diluted net income (loss) from continuing operations per share	(1.27)	0.07	1.73

The net loss we reported in 2007 resulted mainly from losses with respect to our group companies in the amount of $46.1 million which included our share in the net losses mainly of Starling, Medingo, ChipX, Wavion, Ellara, Galil Medical and 3DV. Our share in the net loss of our group companies included a $5.9 million amortization of intangible assets related to the purchase of Given Imaging shares which included a $1.4 million write-off of IPR&D and an $8.3 million impairment charge in Impliant Inc. as a result of material adverse events in connection with Impliant’s main product during clinical trials, which occurred during the second half of 2007.

The net loss also included a tax expense of approximately $4.0 million resulting from the increase in our valuation allowance in respect of carryforward tax losses incurred in prior periods as a result of a decrease in the market price of certain of our marketable securities.

The above losses were offset by the following:

(i)	a gain, net of tax, of approximately $9.1 million from the merger between NetVision, Barak and GlobCall, which was completed during the first quarter of 2007; and

(ii)	a gain, net of tax, of approximately $4.1 million resulting from the sale of Elbit’s real estate in Carmiel, Israel.

The net income we reported in 2006 was mainly due to the following:

(i)	a gain of approximately $21.2 million, net of tax, resulting from the sale of Partner’s shares in consideration of $39.9 million. The tax expense relating to the aforementioned gain was decreased by approximately $3.7 million, resulting from a decrease in our valuation allowance in respect of losses incurred in prior periods, following Elbit’s receipt of a final tax assessment; and

(ii)	a tax benefit of approximately $3.0 million resulting from the decrease in our valuation allowance in respect of losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities.

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

The net income we reported in 2005 included the following gains from changes in holding and dispositions of group companies:

(i)	a gain, net of tax, of approximately $45.4 million resulting from the sale of Partner’s shares in consideration of $94.0 million. The tax expense relating to the aforementioned gain was decreased by approximately $9.4 million resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods, following our receipt of a final tax assessment;

(ii)	a gain of approximately $17.2 million, net of tax, resulting from the sale of Oren’s shares in consideration of $20.3 million in cash and Zoran shares;

(iii)	a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering; and

(iv)	a tax benefit of $5 million, resulting from a decrease in our previous valuation allowance in respect of losses incurred on our investment in the ET Group.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $23.0 million in 2005.

The following table summarizes our consolidated operating results:

	Year ended December 31,
	2007	2006	2005
	(millions of $)
Net revenues	4.4	12.9	12.6
Net loss from equity investments	(20.4)	(17.7)	(17.5)
Gains from disposal of business and affiliated companies and changes in holdings in affiliated companies	14.9	2.5	23.3
Other income (expenses), net	(3.2)	29.3	58.6
Finance income, net	3.9	4.1	5.5
Total income	0.5	31.0	82.5
Cost of revenues	2.2	6.6	7.9
Operating expenses[1]	29.8	29.5	17.8
Amortization of intangible assets and acquired in-process-research and development write-off	2.3	—	0.4
Total costs and expenses	34.3	36.1	26.1
Gain (loss) from continuing operations before income taxes	(34.8)	(5.1)	56.5
Taxes on income	7.5	(1.1)	(10.5)
Minority interest	5.3	9.2	5.2
Net income (loss) from continuing operations	(37.1)	3.0	51.2
Discontinued operations of the ET Group[2]	—	—	(3.9	) [3]
Net income (loss)	(37.1)	3.0	47.3

1	Excludes amortization of other assets and impairment of intangible assets which are presented separately.
2	As described under ‘‘Item 4 — Information on the Company’’, in December 2005, we sold all our holdings in the ET Group, which was focused on telecom network management products and services, and accordingly the prior period results of operations and the gain on the sale have been classified as discontinued operations.
3	Including gain on disposal of $0.2 million.

Year Ended December 31, 2007 compared to Year Ended December 31, 2006.

Income

Net revenues.    Net revenues consisted of sales of products and services by our subsidiariy, SELA (and in 2006 – also Galil Medical). The following table sets forth these revenues:

	Year ended December 31,
	2007	2006
	(millions of $)
Galil Medical[1]	—	8.5
SELA	4.4	4.2
Other	—	0.2
	4.4	12.9

1	Galil Medical had been consolidated through December 2006. Through December 2006 Galil Medical’s revenues derived mainly from the supply of cryo products and R&D services to Oncura,

which it sold in December 2006. At the same time Galil purchased from Oncura the urology related cryotherapy business. (See ‘‘Item 4 — Information on the Company’’).

Equity in net losses of affiliated companies.    Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (See ‘‘Critical Accounting Policies’’ above). Our share in net losses of affiliated companies amounted to $20.4 million in 2007, compared to $17.7 million in 2006. Our share in net losses of affiliated companies in 2007 included a $5.9 million amortization of intangible assets related mainly to the purchases of Given Imaging shares in 2004, 2006 and 2007 (including a $1.4 million write-off of IPR&D) (in 2006, amortization of intangible assets related to our investment in Given Imaging amounted to $4.8 million including a $0.9 million write-off of IPR&D). This increase in our share in net losses of affiliated companies was mainly as a result of $4.0 million and $2.5 million, representing our share in the respective net losses of Galil Medical and 3DV in 2007, when their results in 2006 were consolidated with ours. 2006 also included a $6.1 million impairment charge in Galil Medical’s investment in Oncura ($2.5 million after minority interest).
Highlights of the Results of Operations of Our Major group companies (which are not consolidated):

Given Imaging (Nasdaq:GIVN) (a 23% holding directly and indirectly through RDC as of December 31, 2007).    Given Imaging recorded revenues of $112.8 million in 2007, an increase of approximately 18.7% over the revenues recorded in 2006 of $95.0 million. Given Imaging’s net income in 2007 was $15.2 million, compared to net loss of $1.5 million in 2006. Given Imaging’s results in 2007 included a pre-tax gain of $22.9 million, less income taxes of $3.0 million, resulting from the termination of the InScope agreement. (See ‘‘Item 4 — Information on the Company’’). Net income for 2007 also included a charge of $5.6 million resulting from the early repayment of Given Imaging’s outstanding royalty obligation and accrued interest to Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor.

Galil Medical Ltd. (a 20% holding directly and indirectly through RDC).    Galil Medical’s revenues in 2007 amounted to $25.6 million compared to $8.5 million in 2006. Through December 2006 Galil Medical’s revenues derived mainly from the supply of cryo products and R&D services to Oncura, Inc., in which it held a 25% interest and which Galil Medical sold in December 2006. At the same time Galil purchased from Oncura its urology related cryotherapy business, thereby resulting in an increase in Galil Medical’s revenues. Galil Medical’s operating loss in 2007 amounted to $9.9 million compared to $1.9 million in 2006, resulting from a higher level of research and development and sales and marketing activities as a result from the purchase of the cryotherapy business.

NetVision (a 16% holding) (TASE:NTSN).    The following results of NetVision for 2007 and 2006 reflect the combined results of the NetVision Group based on generally accepted accounting principles (‘‘GAAP’’) in Israel. The NetVision Group’s revenues in 2007 amounted to $314.4 million compared to $312.7 million in 2006. The NetVision Group’s operating income in 2007 amounted to $6.5 million compared to $24.7 million in 2006 and its net income in 2007 amounted to $14.0 million compared to $3.5 million in 2006. The NetVision Group’s net income in 2007 includes one time expenses in the amount of approximately $17.6 million mainly with respect to the merger with Barak and GlobCall in January 2007 (see under ‘‘Item 4 — Information on the Company’’) and restructuring expenses, impairment of communication lines, inventory and fixed assets and other one time maintenance expenses. According to Israeli GAAP the above-mentioned merger has been recorded in NetVision’s financial statements based on the ‘‘As Pooling’’ method and accordingly, the consolidated results for the year ended December 31, 2006 also include the results of Barak and GlobCall. According to US GAAP the merger was recorded according to the purchase method. Under US GAAP, NetVision’s revenue in 2007 amounted to $293.1 million compared to $103.3 million in 2006. NetVision’s operating income in 2007 amounted to $5.4 million compared to $12.4 million in 2006 and its net loss in 2007 amounted to $3.0 million compared to net income of $7.1 million in 2006.

The NetVision Group’s functional currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision’s NIS figures into US dollars at the representative rate of exchange prevailing at December 31, 2007 according to which $1.00 equaled NIS 3.846.

Teledata (a 21% holding).    Teledata’s revenues in 2007 amounted to $36.3 million compared to $28.1 million in 2006 and its net loss amounted to $6.3 million in 2007 compared to $14.8 million in 2006.

Impliant Inc. (a 22% holding).    As a result of material adverse events in connection with Impliant’s main product during clinical trials, which occurred during the third quarter and beginning of the fourth quarter of 2007, Impliant temporarily ceased FDA clinical trials and conducted a technical reassessment of its main product and surgical technique used which could cause a delay in bringing its product to the market and will require additional financing (See ‘‘Item 4 — Information on the Company’’). Therefore, an impairment charge of $8.3 million was recorded in the third quarter of 2007. After the completion of the reassessment Impliant received in May 2008 FDA approval to continue the study and expects to renew its clinical trials through the end of 2008. As of December 31, 2007, the remaining balance of the investment in Impliant amounted to $1.4 million.

Other companies in our group (including companies which are accounted under the cost method) such as Wavion, Starling, 3DV, Enure, NuLens, Brainsgate, Pocared and Neurosonix, are progressing in the development of their products, and ChipX, Jordan Valley, Ellara, Safend, AqWise and Atlantium recorded in 2007 higher revenues as compared to 2006.

We expect that most of our group companies, as well as new companies in which we will invest will continue to recognize losses in future periods, as they invest significant resources in R&D and sales and marketing activities and have not yet generated significant revenues. Our results of operations will therefore be affected by the extent of our share in their net losses (to the extent they are reported under the equity or consolidation method of accounting).

Gains from Disposal of Business and Affiliated Companies and Changes in Holdings in Affiliated Companies.    Gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies, net in 2007 amounted to $14.9 million, compared to $2.5 million in 2006. The gain in 2007 resulted primarily from a $10.3 million gain ($9.1 million net of tax) from the decrease of our holdings as result of the merger between NetVision, Barak and GlobCall in the first quarter of 2007, a $3.4 million gain from the decrease of our holdings as result of the NetVision private placements and the exercise of options and debentures in NetVision and a $0.5 million gain from the sale of our 45% interest in CellAct in consideration for $0.8 million in the first quarter of 2007.

The gain in 2006 resulted primarily from the following: (i) a $1.0 million gain from the SWAP in Ellara (see also note 7(6) to our consolidated financial statements); (ii) $1.8 million gain from the decrease in our holding in NetVision as a result of option exercises and debenture conversions; and (iii) a loss of $1.0 million from the decrease in our holding in Given Imaging as a result of option exercises.

Other Income (expenses), net.    Other income (expenses), net, amounted to a loss of $3.2 million in 2007 compared to a gain of $29.3 million in 2006. The loss in 2007 resulted mainly from the impairment charge in the amount of $8.3 million with respect to our investment in Impliant and $0.9 million with respect to our investment in Jordan Valley. The loss was offset by a gain in the amount of $5.5 million ($4.1 million net of tax) resulting from the sale of Elbit’s real estate in Carmiel, Israel, during the second quarter of 2007 and the sale of some M-Wise shares held by us for $1 million. The gain in 2006 was primarily due to (i) a $25.0 million gain (which after income taxes amounted to $21.2 million) from the sale of all of our remaining shares of Partner (3,914,715 shares) for approximately $39.9 million; (ii) dividend income received from Partner in the amount of $1.8 million; and (iii) a $2.7 million gain resulting from the settlement of a subsidiary bank loan.

Finance income, net.    Finance income, net, amounted in 2007 to $3.9 million, compared to $4.1 million in 2006. The finance income, net in 2007, included $0.8 million issuance expenses in the second quarter of 2007 relating to the issuance of Convertible Debentures and Options to convertible debentures by our subsidiary, Starling. (See ‘‘Item 4 — Information on the Company’’).

Expenses

Cost of revenues.    Cost of revenues consisted primarily of expenses related to salaries and materials associated with delivering products and services of our subsidiaries SELA and Starling (in 2006 – also Galil Medical). Cost of revenues in 2007 amounted to $2.2 million, compared to $6.6 million in 2006.

Operating expenses.    Operating expenses were comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC’s corporate operations and of our subsidiaries, mainly SELA, Medingo and Starling (and in 2006 also Galil Medical and 3DV) (excluding amortization of intangible assets which is presented separately and amounted to $2.3 million in 2007 and $0 million in 2006, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item):

	Year ended December 31,
	2007	2006
	(millions of $)
Corporate	8.3	6.5
Galil Medical[1]	—	4.4
SELA	3.2	3.5
Starling	7.0	5.8
3DV1	—	2.6
Medingo	8.6	3.0
Enure[2]	—	1.9
RDC	2.1	1.8
Other	0.5	—
	29.8	29.5

1	Galil Medical and 3DV had been consolidated through December 2006.
2	Enure had been consolidated through August 2006.

Corporate operating expenses in 2007 amounted to $8.3 million compared to $6.5 million in 2006. The increase resulted mainly from an increase in salaries and related expenses and from donations in the amount of approximately $0.5 million.

SELA’s operating expenses amounted to $3.2 million in 2007, compared to $3.5 million in 2006 and its operating loss amounted to $0.6 million compared to $0.9 million in 2006.

Starling’s operating expenses amounted to $7.0 million in 2007 compared to $5.8 million in 2006. The increased loss resulted mainly from the increase in salaries and related expenses.

Medingo’s operating expenses and operating loss amounted to $8.6 million in 2007 compared to $3.0 million in 2006. Medingo’s operating expenses include mainly research and development expenses incurred in the development of its miniature dispensing insulin patch.

RDC’s operating expenses (excluding employee stock option related expenses) in 2007 amounted to $1.6 million, compared to $1.5 million in 2006. Option related expenses amounted in 2007 to $0.5 million, compared to income of $0.3 million in 2006, which resulted primarily from the increase in the fair value of call options to purchase shares of affiliated companies.

Taxes on Income.    Taxes on income, net, in 2007 amounted to $7.5 million compared to $1.1 million in 2006, including mainly $4.0 million due to the increase in our valuation allowance in respect of losses incurred in prior periods as a result of a decrease in the market price of certain of our marketable securities, $2.3 million of deferred income tax liability with respect to our investment in NetVision and $1.4 million of income tax on the gain resulted from the sale of the Carmiel property.

Taxes on income, net, in 2006 were $1.1 million resulting mainly from the income taxes on the gain from the sale of our remaining shares of Partner in the amount of $3.8 million (which included an offset of $3.7 million due to the reduction in our valuation allowance with respect to losses incurred in prior periods following our receipt of a final tax assessment). These were partially offset mainly by tax benefits of approximately $3.0 million from the decrease in our previous valuation allowance in respect of losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities during 2006.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

Income

Net revenues.    Net revenues consisted of sales of products and services by our subsidiaries, mainly Galil Medical (through December 2006) and SELA. The following table sets forth these revenues:

	Year ended December 31,
	2006	2005
	(millions of $)
Galil Medical	8.5	8.3
SELA	4.2	4.2
Other	0.2	0.1
	12.9	12.6

Share in net losses of affiliated companies.    Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method. Our share in net losses of affiliated companies amounted to $17.7 million in 2006, compared to $17.5 million in 2005. Our share in net losses of affiliated companies in 2006 included a $4.8 million amortization of intangible assets related mainly to the purchase of Given Imaging shares in 2004 and 2006 (including a $1.0 million write-off of IPR&D) (in 2005, amortization of intangible assets relating to our investment in Given Imaging amounted to $3.6 million) and a $6.1 million impairment charge relating to Galil Medical’s investment in Oncura ($2.5 million after minority interest) (in 2005, $5.1 relating to Galil Medical’s investment in Oncura and $2.1 million after minority interest).

Highlights of the Results of Operations of Our Major Group Companies (which are not consolidated):

Given Imaging (Nasdaq:GIVN) (a 21% holding directly and indirectly through RDC as of December 31, 2006).    Given Imaging recorded revenues of $95.0 million in 2006, an increase of approximately 9.5% over the revenues recorded in 2005 of $86.8 million. Given Imaging’s net loss in 2006 was $1.5 million, compared to net income of $6.3 million in 2005. Given Imaging’s results in 2006 included the impact of $5.2 million in compensation expenses due to the impact of FASB Statement No. 123, ‘‘Share-Based Payment (revised 2004)’’ (‘‘FAS 123R’’), which was adopted by Given Imaging as of the beginning of 2006.

NetVision (a 36% holding as of December 31, 2006).    NetVision’s revenues increased in 2006 by 18.6% to $96.0 million from $80.9 million in 2005 and its broadband customer base at December 31, 2006 reached approximately 310,000 compared to 272,000 in 2005. NetVision’s operating income in 2006 increased by 43% to $14.8 million, compared to $10.3 million in 2005 and its net income amounted to $12.7 million compared to $5.9 million in 2005. NetVision’s operating currency is the NIS and accordingly, all figures above are translations for convenience purposes of NetVision’s NIS figures into U.S. Dollars at the representative rate of exchange prevailing at December 31, 2006 according to which $1.00 equaled NIS 4.225. Financial details described in this paragraph are based upon NetVision’s financial results prior to the merger described in ‘‘Item 4 — Information on the Company — History and Development of the Company’’.

Wavion (a 38% holding as of December 31, 2006).    Wavion’s net loss amounted to $7.8 million in 2006 compared to $6.3 million in 2005. The increase in Wavion’s loss resulted mainly from an increase in Wavion’s marketing expenses relating to the launch of its product.

ChipX (a 29% holding as of December 31, 2006).    ChipX’s revenues in 2006 amounted to $14.8 million, compared to $14.7 million in 2005, and its net loss amounted to $6.4 million, compared to $6.3 million in 2005. In May 2006, ChipX completed a private placement of $6.0 million from existing shareholders, the proceeds of which will be used to finance its sales and marketing activities. We invested approximately $2.3 million in this round resulting in the increase in our interest in ChipX to 26%, on a fully diluted basis.

Ellara (a 34% holding as of December 31, 2006).    Ellara’s consolidated revenues in 2006 amounted to $4.1 million, compared to $2.9 million in 2005 and its consolidated net loss amounted to $8.1 million, compared to $4.6 million in 2005.

Teledata (a 21% holding as of December 31, 2006).    Teledata’s revenues in 2006 amounted to $28.1 million compared to $55.9 million in 2005 and its net loss amounted to $14.8 million in 2006 compared to a net income of $1.8 million in 2005. The decrease in revenues in 2006 was mainly due to large orders received in prior years coming to an end, the delay in receipt of large new orders from new and existing customers as well as increased competition and reduction of prices in the market.

Jordan Valley (a 27% holding as of December 31, 2006).    Jordan Valley’s revenues in 2006 increased to $13.0 million from $10.4 million in 2005. Jordan Valley’s net loss in 2006 was $0.5 million, compared to $0.1 million in 2005.

Gains from Disposal of Business and Affiliated Companies and Changes in Holdings in Affiliated Companies.    Gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies in 2006 amounted to $2.5 million, compared to $23.3 million in 2005. The gain in 2006 resulted primarily from the following: (i) a $1.0 million gain from the issuance of convertible notes in Ellara to certain minority shareholders of Ellara’s affiliates and subsidiaries in consideration for their holdings in those companies; (ii) a $1.8 million gain from the decrease in our holding in NetVision as a result of option exercises and debenture conversions; and (iii) a loss of $1.0 million from the decrease in our holding in Given Imaging as a result of option exercises.

The gain in 2005 resulted primarily from the following: (i) a gain of approximately $19.7 million (which after income taxes amounted to $17.2 million) resulting from the sale of Oren’s shares for $20.3 million; (ii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering; and (iii) a gain of $1.2 million (which after minority interest and income taxes amounted to $0.5 million) resulting from the exercise of a call option granted to a former senior executive of RDC to purchase 70,200 shares of Given Imaging for an aggregate exercise price of approximately $12 thousand.

Other Income, net.    Other income, net, amounted to $29.3 million in 2006 compared to $58.6 million in 2005. The gain in 2006 was primarily due to the following: (i) a $25.0 million gain (which after income taxes amounted to $21.2 million) from the sale of all of our remaining shares of Partner (3,914,715 shares) for approximately $39.9 million; (ii) a gain from a dividend received from Partner in the amount of $1.8 million; and (iii) a $2.7 million gain resulting from the settlement of a subsidiary bank loan.

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

Operating expenses.    Operating expenses were comprised of R&D expenses, sales and marketing and general and administrative expenses of our and RDC’s corporate operations and of our subsidiaries, mainly Galil Medical (through December 2006), SELA, Starling and 3DV (through December 2006). The following table sets forth operating expenses (excluding amortization of intangible assets which is presented separately and amounted to $0.4 million in 2006 and $0.4 million in 2005, which also constitute part of operating expenses under U.S.GAAP but for presentation purposes are included here as a separate item):

	Year ended December 31,
	2006	2005
	(millions of $)
Corporate	6.5	6.9
Galil Medical[1]	4.4	2.8
SELA	3.5	3.1
Starling	5.8	2.4
3DV1	2.6	1.9
Medingo[2]	3.0	0.5
Enure[3]	1.9	0.3
RDC	1.8	—
Total	29.5	17.8

1	Galil Medical’s and 3DV’s results have been consolidated through December 2006.
2	Medingo was established in the fourth quarter of 2005.
3	Enure’s results have been consolidated through August 2006.

Corporate operating expenses in 2006 amounted to $6.5 million compared to $6.9 million in 2005. The decrease resulted mainly from a decrease in salaries and related expenses.

Operating expenses of Galil Medical in 2006 amounted to $5.6 million, as compared to $2.8 million in 2005 and its operating results amounted to operating loss of $2 million in 2006 compared to $0.5 million in 2005.

SELA’s operating expenses amounted to $3.5 million in 2006, compared to $3.1 million in 2005 and its operating loss amounted to $1.0 million in 2006 compared to an operating income of $0.7 million in 2005.

Starling’s operating expenses and operating loss amounted to $5.8 million in 2006 compared to $2.4 million in 2005. The increased loss resulted mainly from the increase in development expenses.

Medingo, which was established in the fourth quarter of 2005, recorded operating expenses in the amount of $3.0 million which included mainly R&D expenses incurred in the development of its miniature disposable insulin pump for insulin-dependent diabetic patients.

RDC’s operating expenses (excluding employee stock option related expenses which also constitute part of operating expenses under GAAP) in 2006 amounted to $1.5 million, compared to $1.3 million in 2005. Option related expenses amounted in 2006 to $0.3 million, compared to income of $1.3 million in 2005, which resulted primarily from the decrease in the fair value of call options to purchase shares of affiliated companies.

Taxes on Income.    Taxes on income, net, in 2006 were $1.1 million resulting mainly from the taxes on income on the gain from the sale of our remaining shares of Partner in the amount of

$3.8 million (which included an offset of $3.7 million due to the reduction in our previous valuation allowance with respect to losses incurred in prior periods following our receipt of a final tax assessment). These were partially offset mainly by tax benefit of approximately $3.0 million from the decrease in our previous valuation allowance in respect of losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities.

Taxes on income, net, amounted in 2005 to $10.5 million which included mainly $11.0 million of taxes on income with respect to the gain resulted from the sale of Partner shares (which included an offset of $9.4 million due to the reduction in our previous valuation allowance with respect to losses incurred in prior periods following our receipt of a final tax assessment), $2.4 million resulting from the sale of Oren shares and approximately $3.0 million in respect of financing income. These were partially offset mainly by a tax benefit of $5 million, resulting from a decrease in our previous valuation allowance due to the sale of the ET Group and an approximately $1.2 million adjustment of a prior year tax provision in Elbit.

B.	Liquidity and Capital Resources

Consolidated cash, debentures and deposits at December 31, 2007, were approximately $74.4 million (of which $7.6 million (denominated in NIS) of proceeds from the issuance of convertible debentures by Starling is restricted and will be used by Starling only upon achieving certain milestones, (See ‘‘Item 4 — Information on the Company’’) compared with $128.7 million at December 31, 2006. At December 31, 2007, corporate cash, debentures and deposits were $55.2 million compared with $123.5 million at December 31, 2006.

The main sources of corporate cash and other liquid instruments in 2007, were $11.6 million of proceeds from Elbit’s sale of its real estate in Carmiel (of which approximately $2.7 million was used for a tax payment and $0.1 million was still held in trust as of December 31, 2007) and $1.1 million and $0.4 million of proceeds from the sale of M-Wise and CellAct shares, respectively.

The main uses of corporate cash and other liquid instruments in 2007, were $69.1 million of investments (including loans) in new and existing group companies and a tax payment during the first quarter of 2007 of a tax liability in the amount of $7.6 million, mainly with respect to the sale of Partner shares at the end of 2006.

The investments and loans in our group companies during 2007 are detailed in the following table (in millions of $):

Consolidated companies (**)
Starling (mainly participation in Starling’s IPO)	4.2
RDC (***)	12.3
Medingo	3.0
SELA	0.4
19.9
Affiliated companies and other investments
Given Imaging	18.7
NuLens	4.2
RADLIVE (*)	3.8
Pocared (*)	3.5
AqWise (*)	3.6
Ellara	3.7
Wavion	2.6
Enure	1.4
ChipX	1.3
BPT (*)	1.1
Impliant	1.4
MuseStorm (*)	1.0
Atlantium	0.9
Other	2.0
49.2
Total corporate investments	69.1

(*)	New investments in 2007
(**)	These investments do not affect the cash included in the consolidated financial statements.
(***)	Including $9.0 million invested by Elron in Medingo for which the corresponding Medingo shares were transferred to RDC in consideration of an equity investment in RDC (See ‘‘Item 4 — Information on the Company’’).

In addition during 2007, RDC invested an amount of $2.5 million, all of which was in consolidated subsidiaries.

Consolidated working capital at December 31, 2007 amounted to $61 million compared to $113.5 million at December 31, 2006. The decrease was mainly due to the decrease in corporate cash and other liquid instruments.

At December 31, 2007, we and our subsidiaries had no material contractual obligations which are expected to affect our consolidated cash flow in future periods, except for lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table under the heading ‘‘F. Tabular Disclosure of Contractual Obligations’’ below.

Our investment policy for managing our funds is in general to invest in bank deposits, U.S. government securities with high liquidity and corporate debentures with high liquidity and a high quality rating. As of December 31, 2007, we held US government debentures and corporate debentures with a market value of approximately $29.7 million. Subsequent to the balance sheet date we sold the majority of our debentures. As of December 31, 2007 our bank deposits are deposited for short term maturity period.

On May 15, 2008 we signed an agreement with Israel Discount Bank Ltd., or the Bank, to provide us with a $30 million credit line to be utilized within a period of 364 days from the date of the agreement. During this period, we may draw down loans from the credit line for a three-year period bearing interest at a rate of three months LIBOR +1.3%. We agreed to pay the Bank during the term of the agreement a fee equal to 0.24% per annum on all amounts not utilized under the credit line.  Loans drawn down from the credit line may be repaid early without penalty on any interest payment date.

As part of the agreement we committed to certain covanents including:

(i)	maintaining a ratio equal to the sum of (1) our cash and cash equivlents, (2) the market value of our holdings in public companies and (3) short term investments, to the finance debt, as defined in the agreement, which shall be not less than three;

(ii)	obligating to provide the Bank with any covenant, undertaking and/or lien of any kind, that may be provided to any other financial institution, all in equal parts, pari passu with such financial institution so that the Bank’s rights will not harmed;

(iii)	obligating not to make, or agree to make, loans available to our shareholders and not to repay future loans to shareholders without the prior consent of the Bank, and moreover, any funds or loans granted or which may be granted to our shareholders shall be subordinated to any debt to or credit from the Bank; and

(iv)	obligating not to issue dividends to our shareholders without the prior written consent of the Bank as well as other customary default provisons in credit line arrangements.

Following the completion of the tender offer for Given Imaging’s shares on June 20, 2008, we purchased 1,462,640 ordinary shares of Given Imaging (see under ‘‘Item 4 — Information on the Company’’) for the aggregate amount of approximately $24.2 million and we drew down $24 million from the above credit line for this purpose.

We believe that our existing capital will be sufficient to fund our and our subsidiaries’ operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders’ equity at December 31, 2007, was approximately $265.8 million, representing approximately 89% of the total assets compared with $297.5 million, representing approximately 91% of total assets at December 31, 2006.

Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure. As part of this policy, in 2006 and 2005 we hedged the dollar value of the expected proceeds from the sale of our shares in Partner. The transactions had no material effect on our results of operations. As of December 31, 2007, there were no open derivative transactions.

Interest Rate Risks.    We are exposed to market risks resulting from changes in interest rates, relating primarily to our debentures, deposits and loans. We do not use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2007, we held US government debentures with a market value of approximately $21.4 million and corporate debentures with a market value of approximately $8.3 million. The market value of the debentures depends on changes and expectations of changes in the interest rates in the U.S. and general market conditions in the United States. At December 31, 2007, most of our debentures and short-term deposits were fixed rate based with an average annual rate of 4.98% and a weighted average maturity of approximately

1.1 years. In 2006 and 2005, as a result of increase in interest rates, we recorded an other than temporary decline in value, net of tax, of approximately $0.3 million and $0.6 million, respectively, on debentures held by us. In June 2008, we drew down a variable interest rate loan in the amount of $24 million from a credit line from Israel Discount Bank Ltd.

Exchange Rate Risk.    Since most of our group companies are Israeli-related, our main exposure results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of most of our principal subsidiaries and affiliated companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries’ assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. However salaries and related expenses are denominated in NIS, which during 2007 strengthened against the U.S. dollar by approximately 10%. It is our and our group companies’ policy to use derivative financial instruments from time to time to limit exposure to changes in the exchange rate between the New Israeli Shekel and the U.S. dollar or to keep a portion of its resources in NIS against a portion of its future NIS expenses. From January 1, 2008 through May 31, 2008 the shekel strengthened against the U.S. dollar by approximately 19%. If the shekel continues to strengthen against the U.S. dollar it will harm our and our group companies results of operations and cash resources.

Equity Price Risk.    We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2007 we directly and indirectly held shares of publicly traded companies, primarily Given Imaging and NetVision. Stock prices in the industries of these companies, and of these companies themselves, have historically experienced significant volatility. Changes in the market value of our publicly traded holdings, including holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2007, the market value of our and RDC’s holdings in public securities was approximately $239.0 million. At December 31, 2007, no instruments were used to hedge the risk of equity price fluctuations. As of May 31, 2008, the market value of our and RDC’s holdings in public securities decreased to $168.4 million mainly as a result of the decrease in Given Imaging share price.

C.    Research and Development

Since we, through our group companies, engage in fields of high-technology, our group companies invest significant resources in research and development activities.

The combined R&D costs of all group companies amounted to approximately $95.5 million in 2007, $66 million in 2006 and $43.5 million in 2005. The increase in R&D costs in 2007 as compared to 2006 was primarily due to the R&D expenses of our new affiliates and subsidiaries in which we invested at the end of 2006 and during 2007, including mainly Pocared, RADLIVE, Atlantium, Neurosonix and BPT, as well by the increase in the R&D expenses of our group companies, mainly Medingo, Galil Medical, 3DV, Brainsgate, Notal and NuLens, The increase in R&D costs in 2006 as compared to 2005 was primarily due to the R&D expenses of our new affiliates and subsidiaries in which we invested at the end of 2005 and during 2006, including Impliant, BrainsGate, NuLens, Enure, Medingo and Safend as well by the increase in the R&D expenses of our group companies, mainly Given Imaging, Starling and Notal.

Our consolidated R&D costs amounted to $13.3 million, $11.8 million and $6.2 million in 2007, 2006 and 2005, respectively. The increase in the consolidated R&D costs resulted mainly from the increase in R&D expenses of our subsidiary Medingo The increase in the consolidated R&D costs in 2006 as compared to 2005 resulted mainly from the increase in R&D expenses of our subsidiaries RDC, Galil Medical (consolidated through December 2006), Starling, 3DV (consolidated through December 2006), SELA and Medingo (consolidated since the fourth quarter of 2005) and Enure (consolidated from the fourth quarter of 2005 through August 2006).

D.    Trend Information

Technology industries are affected by economic trends and the condition of the capital markets. From the second half of 2003 through most of 2007, there was a recovery in the technology sectors and capital markets from the downturn that commenced in 2001. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. Since the beginning of 2007, there has been a credit crisis in the U.S. credit markets. Should this crisis continue, it may adversely affect the ability of our group companies to raise capital or enter into favorable exit transactions.

E.    Off-Balance Sheet Arrangements

There is no principal amount of off- balance sheet transactions.

F.    Tabular Disclosure of Contractual Obligations

At December 31, 2007, we and our subsidiaries had no material contractual obligations which are expected to materially affect our consolidated cash flow in future periods, except for lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (in million of $):

Type of Obligation	2008	2009	2010	2011	2012	Total
Loans from banks	0.9	2.2	—	—	—	3.1
Loans from other	2.5	—	—	—	—	2.5
Convertible Debentures	5.5	—	—	—	—	5.5
Leases	0.7	0.6	0.3	0.3	0.1	2.0

*	Does not include accrued severance pay and retirement obligation of $2.5 million at December 31, 2007.
**	See Note 14 (I) to our consolidated financial statements with respect to FIN 48.

As of June 16, 2008 we utilized $24 million under a credit line facility to be repaid in June 2011. See ‘‘B. Liquidity and Capital Resources’’.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

As of June 1, 2008, our executive officers and directors are as follows:

Directors

Name	Age	Position
Arie Mientkavich(5)	65	Chairman of the Board of Directors
Avraham Asheri(1)(4)	70	Director
Prof. Gabi Barbash	58	Director
Prof. Yair Be’ery	51	Director
Ari Bronshtein(5)	38	Director
Nochi Dankner(5)(6)	53	Director
Ami Erel(5)	61	Director
Avraham Fischer(5)	51	Director
Yaacov Goldman(1)(2)(3)(4)	52	External Director
Shay Livnat(5)(6)	49	Director
Dori Manor(5)(6)	41	Director
Arie Ovadia	59	Director
Amos Shapira	59	Director

Executive Officers

Name	Age	Position
Doron Birger	57	President & Chief Executive Officer
Zvika Slovin	42	Vice President, Medical and Life Sciences
Moshe Fourier	60	Vice President, Chief Technology Officer
Rinat Remler	36	Vice President, Chief Financial Officer
Yair Cohen	53	Vice President
Assaf Topaz(7)	37	Vice President

(1)	Member of our Audit Committee.
(2)	External director under the Israeli Companies Law.
(3)	Designated ‘‘financial expert’’ under the Sarbanes-Oxley Act of 2002.
(4)	Designated ‘‘financial expert’’ under the Israeli Companies Law.
(5)	Director or officer of IDBH, IDBD and/or DIC.
(6)	See ‘‘Item 7 — Major Shareholders and Related Party Transactions — Major Shareholders’’.
(7)	Assaf Topaz is the husband of Michal Topaz, who is the daughter of Ruth and Isaac Manor. See ‘‘Item 7 — Major Shareholders and Related Party Transactions — Major Shareholders’’.

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

During the years 1972 through 1979, he served in a number of positions in the Israeli Ministry of Finance. Mr. Mientkavich was also a member of the board of the Israel Land Administration and of El Al Israel Airlines. Mr. Mientkavich is chairman of the board of trustees of the Academy of the Quality of Government Movement (the ‘‘Movement’’) in Israel, and was honored with the award of Knight of Quality Government in 1995 by the Movement. He is also chairman of the Public Council of Yad Sarah, a voluntary organization in the field of humanitarian support of public health. In addition, Mr. Mientkavich serves as chairman of the Public Committee, in conjunction with the Yad VeShem Holocaust Center, for the documentation of the contribution of the Holocaust Survivors to the Establishment of the State of Israel and has been active in the organization of the annual March of the Living to the concentration camps. Mr. Mientkavich holds degrees in Political Science and in Law from The Hebrew University of Jerusalem, and was admitted to the Israeli Bar in 1972.

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

Ari Bronshtein joined Elron as a director in March 2006. In January 2006, Mr. Bronshtein joined DIC as vice president. From 2004 to 2005, Mr. Bronshtein served as vice president and head of the Economics and Business Development division of Bezeq. From 2000 to 2003, Mr. Bronshtein served as Director of Finance and Investments at Bezeq. From 1999 to 2000, Mr. Bronshtein was manager of business analysis at Comverse Technologies, Inc. Mr. Bronshtein served from 1996 to 1999, in various positions at Tadiran Ltd., his last position being director of the Finance and Investments division. Mr. Bronshtein has previously served as a director of Bezeq International Ltd., Xpert Systems Ltd. and Simcha Urieli & Sons Engineering & Construction Company Ltd. In addition, Mr. Bronshtein has served as an external director and member of the investment committee of Dash Mutual Fund

Management Ltd. and as an external director and chairman of the investment committee of Koor-Tadiran Gemel. Mr. Bronshtein has also served as chairman of the investment committee of Stage One and as a member of the investment committee of Eurofund, both venture capital funds. Mr. Bronshtein currently serves as a director of American Israeli Paper Mills Ltd., and other companies within the DIC group Mr. Bronshtein holds a Bachelors degree in Finance and Management and a Masters degree in Finance and Accounting, both from Tel Aviv University.

Nochi Dankner joined the Company as a director in June 2005. Mr. Dankner is the Chief Executive Officer and Chairman of the board of directors of IDBH and serves as Chairman of the board of directors of IDBD, DIC and CII. Mr. Dankner is the founder of the Ganden Group, which holds investments in companies operating primarily in the fields of real estate and tourism. Mr. Dankner serves as a director of companies in the Ganden Group, including as Chairman of Ganden Holdings Ltd., a holding company that holds, through Ganden Investments I.D.B. Ltd. and Ganden Investments 2000 Ltd. (companies in which Mr. Dankner serves as Chairman), a controlling interest in IDBH, which is the controlling shareholder of IDBD. Ganden Holdings Ltd. also controls Ganden Holdings in Real Estate 2000 Ltd., a company involved in the real estate business, of which Mr. Dankner serves as Chairman. Mr. Dankner is also the co-founder and Co-Chairman of Ganden Tourism and Aviation Ltd., the parent company of a tourism and aviation group, which includes, among others, Ganden Holdings in Tourism Ltd. a company in which Mr. Dankner serves as Co-chairman and Israir Airlines & Tourism Ltd. a company in which Mr. Dankner serves as a director. Mr. Dankner also serves as a director of Cellcom Israel Ltd., Cellcom holdings (2001) Ltd., Clal Insurance, Clal Insurance Company Ltd., Nesher-Israeli Cement Enterprises Ltd., Mashav Initiating and Development Ltd, Property and Building Corporation Ltd., Super-Sol Ltd., Koor Industries Ltd., Makhteshim Agan Industries Ltd., Arei Barcelona (1997) Management Ltd., Open Sky Ltd., Tomahawk Investments Ltd. (chairman), Yobert Investments Ltd., Peleg-Dan Investments Ltd., Oshir Holdings Ltd., Ronad Holdings (1992) Ltd. and Luck Time Ltd. Mr. Dankner is Chairman of the IDB Fund ‘‘For the Community’’ and is a member of ‘‘Matan – Your Way to Give’’, a non-profit organization. Mr. Dankner also serves as a member of the Management Committee of the Association of Friends of the Tel Aviv Sourasky Medical Center, and as a member of the Board of Trustees of the Tel Aviv University, the Buchmann Faculty of Law – Tel Aviv University, the Bar-Ilan University and the Jewish Agency. Until December 31, 2003, Mr. Dankner was a partner of the law firm Dankner-Luski & Co. Until May 2003, Mr. Dankner chaired Bank Hapoalim’s credit committee. Mr. Dankner holds an LL.B. degree from Tel Aviv University and a Bachelor of Arts degree in Political Science from Tel Aviv University.

Ami Erel served as the Chairman of our Board of Directors from November 1999 through January 2007 and continues to serve as a director of Elron. He also served as our Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President and Chief Executive Officer of DIC since June 1, 2001 and from March 2007 through December 2007, he also served as Chief Executive Officer of NetVision. Currently, Mr. Erel is chairman of the board of directors of Cellcom Israel Ltd., NetVision. and Koor Industries Ltd. and serves as a director of Property and Building Corporation Ltd., Shufersal Ltd. and Makheshim Agan Industries Ltd. In addition, Mr. Erel serves as the chairman or a member of the boards of directors of various other subsidiaries and affiliates of DIC and Elron. Since January 2005, Mr. Erel has served as chairman of the executive committee of the Manufacturers Association of Israel. From January 2000 to January 2004, Mr. Erel served as chairman of the board of Israel Association of Electronics & Information Industries. Mr. Erel holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.

Avraham Fischer joined Elron as a director in August 2003. He is the Executive Vice President of IDBH, the deputy Chairman of IDBD, Co-Chief Executive Officer of CII and Chairman of Clal Biotechnology Industries Ltd. In addition, he is a partner of Fischer, Behar, Chen & Co., a leading Israeli law firm. Mr. Fischer is the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism, and is the co-founder and vice chairman of Ganden Holdings Ltd., which is the principal shareholder of IDBH. He serves as a director of CII, IDBH, DIC, ECI Telecom Ltd., American Israeli Paper Mills Ltd., Vyyo Inc. and several other companies. Mr. Fischer is a co-chairman of ‘‘Matan — Your Way to

Give’’, a non-profit organization. Mr. Fischer holds an LL.B. degree from the Tel Aviv University and is a member of the Israeli bar association.

Yaacov Goldman joined Elron as an external director in March 2003 and was reappointed as an external director for a second three-year term in March 2006. He serves as a member of the audit committee of our Board of Directors (the ‘‘Audit Committee’’) and is our designated financial expert on the Audit Committee. Mr. Goldman also serves as a director of Bank Leumi Le’Israel B.M., Mer Telemanagement Solutions Ltd., Golden House Ltd., Tagor Capital Ltd., Isrotel Ltd., Negev Ceramics Ltd., I.T.G.I Medical Ltd. (in which he serves as the chairman of the board) and Renewable Resources Ltd. Mr. Goldman serves as the professional secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel. Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (a member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of Kesselman & Kesselman. Mr. Goldman is a certified public accountant in Israel, having received his Bachelor of Economics and Accounting from Tel Aviv University.

Shay Livnat joined Elron as a director in June 2005 and is the founder, President & CEO of Zoe Holdings Ltd. Mr. Livnat is also the founder and co-chairman of UPS Israel, UTI (Isuzu) Israel and serves as director and Vice President of Taavura Holding Ltd. Currently Mr. Livnat serves as a director of various private and public companies including IDB Development, CII, Clal Insurance, Cellcom Israel Ltd. and Taavura Cement Containers Ltd. Mr. Livnat serves as a board member at the University of Haifa and the Tel-Aviv Jaffa College. Between 1988 and 1998, Mr. Livnat was the managing director of Tashtit Ltd. (DAF, Liebherr) and vice president of the Taavura Group. Mr. Livnat holds a B.Sc. in Electrical Engineering from Fairleigh Dickinson University.

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

Dr. Arie Ovadia joined Elron as a director in March 2007. Dr. Ovadia has, during the last five years, served as chairman of The Phoenix Holdings Ltd., acted as an advisor to corporations and served as a member of the Israel Accounting Standards Board. He is a director of Straus Elite Ltd., Orda Print Industries Ltd., Tadiran Communications Ltd., Mehedrin Ltd., Carmel Olefins Ltd., Giron Ltd., Scaelix Corporation Ltd. and Destiny Investments Ltd. He holds a Ph.D. in Economics from the University of Pennsylvania, Wharton School.

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

Doron Birger joined Elron in 1994 as Chief Financial Officer. Mr. Birger has served as President and Chief Executive Officer of Elron since August 2002, President since September 2001, Chief Financial Officer from 1994 to May 2002 and Corporate Secretary from 1994 to September 2001. Mr. Birger served as chairman of Given Imaging from 2002 through July 2007and currently serves as chairman of ChipX Corporation, as well as a director of Given Imaging, Galil Medical, RDC, Medingo, Teledata and various other of our group companies. From 1991 to 1994, Mr. Birger was chief financial officer at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as chief financial officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as chief financial officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was the chief financial officer and a director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. From 1979 to 1981, Mr. Birger was the chief financial officer of Fibronics Ltd. Mr. Birger is a director of ‘‘Young Entrepreneurs’’, a non-profit organization, and a director of the National Science & Technology Museum in Haifa. Mr. Birger holds a Bachelor of Arts degree and a Masters of Arts degree in Economics, both from The Hebrew University of Jerusalem.

Dr. Zvika Slovin joined Elron in January 2008 as Vice President, Medical and Life Sciences. Dr. Slovin serves as director of Notal, BrainsGate, NeurosoniX, Impliant, Kyma and Sync-Rx. Prior to joining Elron, Dr. Slovin founded Tactile Technologies in 2003 and served as its chief executive officer from January 2003 through March 2006. From 2006 to November 2007, Dr. Slovin served as chief executive officer of QuantomiX, which was later sold to El-Mul Technologies Dr. Slovin holds a Bachelor of Science degree in Physics and Atmospheric Sciences, a Masters of Science in Atmospheric Physics, Magna Cum Lauda, and a Ph.D in Physics, all from the Hebrew University of Jerusalem.

Moshe Fourier joined Elron as Vice President and Chief Technical Officer in June 2000. Mr. Fourier served as acting Chief Executive Officer and director of Wavion until January 2008. Mr. Fourier continues to serve as a director of Wavion, and he also serves as a director of other Elron group companies. From 1999 to 2000, he served as the chief operations officer for Terayon Communications’ broadband voice division, one of the leading companies that provides cable modems and telecommunications solutions over the cable television infrastructure. From December 1993 until 1999, he joined the founder of Telegate and jointly initiated this start-up company, which provided telecommunications equipment for delivering voice, data and video over cable television infrastructure, and served as its deputy chief executive officer and vice president of Research and Development and Technology. In June 1992, he joined RADA Electronic Industries as vice president of engineering. In August 1975, Mr. Fourier joined the Israeli division of Astronautics Corporation of America as the first engineer and was promoted in 1978 to vice president of engineering. Mr. Fourier holds a Bachelor of Science degree in Electrical Engineering and an Associated Electrical Engineering degree, both from the Technion, Israel Institute of Technology.

Rinat Remler joined Elron in April 2000 as Director of Finance and in November 2005 was appointed Vice President and Chief Financial Officer. From 1997 to 2000, Ms. Remler worked for Luboshitz Kasierer, a leading Israeli auditing firm, now part of Ernst & Young International. Ms. Remler serves on the boards of directors of NetVision, RDC, Starling, SELA and other Elron group companies. Ms. Remler was a lecturer in accounting and economics at the University of Haifa from to 1997 to 1998 and at the Technion, Israel Institute of Technology, from 1995 to 1997. Ms. Remler holds a Bachelor of Arts degree in Economics from the Haifa University (summa cum laude) and a Master of Arts degree in Business Administration from the Technion, Israel Institute of Technology. Ms. Remler has been a licensed CPA in Israel since 1997.

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

Assaf Topaz joined Elron in April 2004 as Director of Business Development and in April 2005, was appointed Vice President. Mr. Topaz serves as director of Enure Networks, Musestorm, Plymedia and Atlantium. Prior to joining Elron, from 1998 to 2002, Mr. Topaz was co-founder and chief operations officer of Gilian Technologies, Inc., a technology company engaged in the web security market. From 1996 to 1998, Mr. Topaz was a business development executive for Euro Tel Aviv, an advertising agency. From 1995 to 1996, Mr. Topaz was an account executive at McCann Erickson-Kesher Advertising Ltd. Mr. Topaz holds a Bachelor of Arts degree in Economics and Geography from The Hebrew University of Jerusalem, Israel and a Masters Degree in Business from Stanford University.

B.    Compensation

During the year ended December 31, 2007, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of approximately $2,845,000. This amount does not include amounts expended by us for automobiles made available to our officers in the aggregate amount of $56,000.

The following table sets forth the approximate aggregate compensation paid by us during the fiscal year ended on December 31, 2007 to all of our directors and officers.

Cash and Cash-Equivalent Forms of Compensation (in thousands of U.S. $)
2007(1)	Salaries, Fees, Directors’ Fees, Commissions and Bonuses
All Directors	828
All Officers	2,017

(1)	Does not include an increase in provision for vacation in the amount of approximately $116.

C.    Board Practices

None of our directors have service contracts with us or any of our group companies that provide for benefits upon termination of employment. Two of our directors, Prof. Yair Be’ery and Prof. Gabi Barbash, had consulting agreements with us pursuant to which they provided services to us. The agreement with Prof. Barbash terminates on December 31, 2008; the agreement with Prof. Be’ery continues until terminated by one of the parties. For more information, see ‘‘Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions’’. Compensation of our officers is recommended by our senior management and approved by the Board of Directors and where required by law, the Audit Committee and the shareholders of the Company. Compensation of all other employees is determined by our senior management.

Board of Directors

Our Articles of Association provide for a Board of Directors of not less than five members and no more than fifteen members, including external directors. Currently, we have 13 directors. Each director, other than external directors, is elected to serve until the end of the first annual meeting following their appointment. However, if no directors are elected at such annual meeting, the then-present directors will continue in office. The Board of Directors may appoint additional directors, provided that the total number of directors does not exceed the maximum number of fifteen as mentioned above. A director appointed as such will serve until the end of the next annual meeting held following his or her appointment, and he or she will be eligible for re-appointment. Notwithstanding any of the above, any director, other than external directors, may be removed from office by an ordinary resolution of a general shareholders’ meeting or by two-thirds of the directors. A director need not hold any of our shares to qualify as one of our directors. Our Articles of Association provide that our Board of Directors may delegate its powers to its committees, subject to limitations determined by the Israeli Companies Law.

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

External Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel (i.e., public companies) to appoint two external directors. No person may be appointed as an external director if the person or the person’s spouse, siblings, parents, grandparents, descendants, spouses’ descendants or the spouses of any of the foregoing (collectively, a ‘‘relative’’), partner, employer or any entity under the person’s control, has or had, within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term ‘‘affiliation’’ includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an ‘‘office holder’’, as defined below in ‘‘Item 10 — Additional Information — Memorandum and Articles of Association’’, excluding service as a director who was appointed to serve as an external director in a company which is going to initially offer its shares to the public.

•	No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time an external director is to be appointed, all current members of the Board of Directors are of the same gender, then the appointed external director must be of the other gender.

Pursuant to a 2005 amendment to the Israeli Companies Law, a public company is required to appoint as an external director, a person who has ‘‘professional capability’’ or a person who has ‘‘financial and accounting expertise,’’ provided that at least one of the external directors must have ‘‘financial and accounting expertise.’’ In addition, pursuant to the same amendment to the Israeli Companies Law, the board of directors of a public company is required to determine the minimum number of directors with ‘‘financial and accounting expertise.’’ The qualifications for ‘‘professional capability’’ and ‘‘financial and accounting expertise’’ are determined by regulations adopted under the Israeli Companies Law. In March 2006, we determined the minimum number of directors with ‘‘financial and accounting expertise’’ serving on our Board of Directors to be two. Mr. Goldman and Mr. Asheri are designated as our two directors with financial and accounting expertise.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	The majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders, or their representatives, which voted at the meeting, vote in favor of election of the director, without taking abstentions into account. According to the Israeli Companies Law, a ‘‘controlling shareholder’’ is a person who has the ability to direct the activities of a company, other than if this power derives solely from his/her position on the board of directors or any other position with the company. A person is presumed to be a controlling shareholder if he or she holds half or more of the following: (i) voting rights in the general meeting, or (ii) rights to appoint directors or the chief executive officer; or

•	The total number of shares held by non-controlling shareholders, which voted against the election of the director, does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for an additional three years. Under a recent amendment to the regulations under the Israeli Companies Law, an external director of a company whose shares are dually listed on an Israeli exchange and on a foreign exchange, including the Nasdaq Global Select Market, may (in addition to the initial three year term and first additional three year term) be re-elected to one or more additional three-year terms, subject to the conditions described above for election of external directors, if the audit committee and the board of directors have determined that these additional terms benefit the company in light of the external director’s expertise and special contribution to the company and the reasons for this determination have been presented to the shareholders prior to their approval of the re-election. Prior to this amendment, an external director could serve a maximum of two terms as an external director. Yaacov Goldman is currently serving his first additional term, which ends in 2009. Tida Shamir recently resigned from her position as an external director resulting from a position she took as General Counsel of the Bank of Israel. We are in the process of appointing a replacement external director. External directors may be removed only in a general meeting by the same percentage of shareholders that is required for their election, or by a court, and in both cases, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director, and all of the external directors must be members of the Audit Committee.

An external director is entitled to compensation in accordance with the regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with the service provided as an external director.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including, as mentioned, all of the external directors of the company. The audit committee must contain at least two external directors in order to approve related party transactions one of whom must participate in any decision to approve such a transaction. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

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

Our external director, Yaacov Goldman, and Avraham Asheri serve on the Audit Committee. All members of our Audit Committee meet the definition of independent directors under the SEC and the Nasdaq Marketplace Rules. None of them is an affiliated person of us or has received any consulting, advisory or other compensatory fee from us, other than in their capacity as directors. We believe that Yaacov Goldman qualifies as a financial expert under the SEC and Nasdaq Marketplace Rules.

Internal Auditor

Under the Israeli Companies Law, the board of directors of public companies must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and with orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below in ‘‘Item 10 — Additional Information — Memorandum and Articles of Association’’), an interested party, a relative of an office holder or an interested party, and he or she may not be the company’s independent accountant or its representative. According to the Israeli Companies Law, an ‘‘interested party’’ is defined as a shareholder who holds 5% or more of the outstanding share capital or voting power, a director, a general manager or a shareholder who has the right to appoint at least one director or the general manager. Doron Cohen of Fahn Kane, a member of Grant Thornton International, is our internal auditor.

D.    Employees

All of our employees are located in Israel. The following table sets forth, for the last three financial years, the number of our employees:

Period ended December 31,	2007	2006	2005
Management and Administration	25	22	22

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

E.    Share Ownership

The number of our ordinary shares beneficially owned by each of our directors, and by our directors and officers as a group, as of May 31, 2008, is as follows:

Director	Ordinary Shares
Arie Mientkavich, Chairman(1)	0
Ami Erel(1)	—
Avraham Asheri	0
Prof. Gabi Barbash	0
Ari Bronshtein(1)	0
Prof. Yair Be’ery	0
Nochi Dankner(1)	0
Avraham Fischer(1)	0
Yaacov Goldman	0
Shay Livnat(1)	0
Dori Manor(1)	0
Arie Ovadia	0
Amos Shapira	0
All officers and directors as a group	199,474	(2)

(1)	Director or officer of DIC, IDBD or IDBH. Ownership excludes shares beneficially owned by these companies.
(2)	Includes options to purchase 196,250 of our ordinary shares currently exercisable or exercisable within 60 days of May 31, 2008.

Stock Option Plans

As of May 31, 2008, 383,750 options to purchase our ordinary shares granted to our officers and employees were outstanding. Details concerning these options are as follows:

2003 Option Plan

During May 2003, our Board of Directors adopted the 2003 Option Plan which was subsequently ratified by our shareholders on November 30, 2003. Under this plan, options to purchase an aggregate of up to 500,000 ordinary shares may be granted. In March 2007, the 2003 option plan was increased by an additional 500,000 options to purchase 500,000 of our ordinary shares. The 2003 Option Plan provides that the exercise price per share shall be reduced by an amount equal to the amount of any dividend per share distributed. The optionees are entitled to exercise 25% of the amount granted, each year, commencing on the date of grant and expiring five years later, however, in accordance with Board and Audit committee resolutions, with respect to options grants which would otherwise expire in accordance with their terms in 2008 and 2009, the term of each such grants was extended for an additional 3 year period from its original date of termination. In granting the options, the Board of Directors selected the capital gains tax track pursuant to the new tax reform legislation which came into effect on January 1, 2003. For more details see ‘‘Item 10 — Additional Information — Taxation — Employee Stock Options’’.

The following options were granted by us during the period from May 2003 to May 2008 and remain outstanding:

Date of Grant	Aggregate No. of Options	Aggregate No. of Options Granted to Officers (or former Officers)	Exercise Price
May 2003	121,750	117,500	$5.00	(1)
December 2004	20,000	20,000	$9.41	(1)
July 2005	40,000	40,000	$7.84	(1)
November 2005	50,000	25,000	$9.12
March 2006	5,000	—	$9.05
March 2007	120,000	120,000	$15.53
January 2008	40,000	40,000	$10.57
May 2008	15,000	—	$9.59

(1)	Exercise price reduced as a result of a $3.00 dividend per share distributed in September 2005.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table* sets forth, as of May 31, 2008, unless otherwise specified, the number of ordinary shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of May 31, 2008, there were a total of 484 holders of record of our ordinary shares, of which 374 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common stock is held of record in broker ‘‘street names.’’ As of May 31, 2008 United States holders of record held approximately 11% of our outstanding ordinary shares.

Name and Address	Number of Ordinary Shares		Percent of Ordinary Shares
Discount Investment Corporation Ltd. (‘‘DIC’’)(1) Tel Aviv, Israel	14,400,796		48.57%
Clal Insurance Group(2) Tel Aviv, Israel	13,579		0.05%
Menora(3) Tel Aviv, Israel	1,547,920	**	5.22%
All Officers and Directors as a group(4)	199,474		0.67%

*	The above table does not include 334,660 shares held by the Clal Insurance Group not for its own account and 13,699 shares held by Epsilon Mutual Fund, an entity controlled by IDBD and IDBH, which shares are not held for their own account.
**	As of December 12, 2007
(1)	IDB Holding Corporation Ltd. (‘‘IDBH’’) is the parent of IDB Development Corporation Ltd. (‘‘IDBD’’), which, in turn, is the parent of DIC and Clal Insurance. IDBH, IDBD, DIC and Clal Insurance are public companies traded on the TASE.

As of June 1, 2008, IDBH was controlled as follows: (i) Ganden Holdings Ltd. (‘‘Ganden’’), a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 54.72% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, holds approximately 4.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd (‘‘Livnat’’), a private Israeli company controlled by Avraham Livnat holds, directly and through a wholly-owned subsidiary, approximately 13.26% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd., (‘‘Manor’’), a private company controlled by Ruth Manor and Isaak Manor hold, directly and through a majority-owned subsidiary, approximately 13.24% of the outstanding shares of IDBH. In addition, Isaak Dankner, father of Nochi Dankner and Shelly Bergman, holds indirectly approximately 3.32% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders’ agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders’ agreement. The term of the shareholders’ agreement expires in May 2023.

Based on the foregoing, IDBH (by reason of its control of IDBD, and by reason of IDBD’s control of DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, Isaak Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our ordinary shares held by DIC.

Certain of the foregoing shares of IDBH have been pledged in favor of certain financial institutions as collateral for loans taken to finance part of the purchase price of such shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

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

DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.

(2)	The Clal Insurance Group is comprised of Clal Insurance and its subsidiary companies, which are deemed to be major shareholders of the Company. Clal Insurance is majority owned by IDBD, the parent company of DIC, which in turn is a controlling shareholder of the Company. As of June 1, 2008, the other major shareholder of Clal Insurance was Bank Hapoalim, which held approximately 13.10% of Clal’s shares (including holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M.). None of the remaining shareholders of Clal insurance held more than 5% of its shares. The above holdings exclude 185,547 ordinary shares held by Clal Insurance on behalf of mutual and provident funds and not for its own (nostro) account.

The Clal Insurance Group’s address is 48 Menachem Begin Rd., Clal Development Bldg., Tel Aviv, Israel.

(3)	Based on a Schedule 13D filed on December 26, 2007, the Menora Group consists of Menora Mivtachim Holdings Ltd. and its subsidiary companies, an insurance group, controlled by Menahem Gurevitch who, as of December 12, 2007, owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd.
(4)	This amount includes 196,250 shares underlying options that are currently exercisable or that will become exercisable within 60 days of May 31, 2008. This amount does not include any shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC.

B.    Related Party Transactions

Directors’ Compensation

In 2007, we agreed to grant compensation to each of our external directors and to three of our other directors not employed by DIC, IDBD or IDBH, or any of their affiliates, equal to the maximum annual compensation permitted under the Israeli Companies Law and the Israeli Companies Regulations for a dual-listed company, namely NIS 112,000 (approximately $29,121) per director and up to NIS 3,400 (approximately $884) per director for participation in each meeting of the Board of Directors or any committee thereof, in each case, adjusted to the Israeli Consumer Price Index from time to time. With respect to the remaining directors, excluding our Chairman of the Board, in 2007, we agreed to grant compensation, according to the amount permitted to be paid to external directors according to the Israeli Companies Regulations (under ‘‘Rules Regarding Compensation and Expenses for an External Director’’) for companies of the same classification in relation to its shareholders’ equity. This compensation amounted to approximately NIS 47,135 (approximately $12,256) per director per year and in addition approximately NIS 1,818 (approximately $473) per director for participation in each meeting of the Board of Directors or any committee thereof, in addition to reimbursement of expenses. Each of the above amounts is linked to the Israeli Consumer Price Index. Conversions above are all based on the NIS-U.S. Dollar representative rate of exchange as of December 31, 2007 of NIS 3.846 equal to $1.00.

Consulting Agreements with Directors

Following the approval of the Audit Committee and the Board of Directors, our shareholders approved a consulting agreement with Prof. Barbash effective from January 1, 2007 until

December 31, 2008, pursuant to which Prof. Barbash provides services to us and our medical device group companies in consideration of the New Israeli Shekel equivalent of $5,000 (plus Value Added Tax at the applicable rate) per month plus expenses approved in advance by the Company, in addition to and without derogating from his compensation as a director of the Company.

Following the approval of the Audit Committee and the Board of Directors, our shareholders approved a consulting agreement with Prof. Be’ery, effective from January 1, 2007 until terminated by either party, pursuant to which Prof. Be’ery provides services as a director to one of our group companies in consideration for payment per board meeting attended by him at the same rate per meeting as Prof. Be’ery is compensated as a director of the Company.

Compensation of the Former Chairman

Our former Chairman and a current director of Elron, Mr. Ami Erel, has options to acquire up to 1.5% of any shares or other securities acquired by us in Wavion and up to 0.75% of any shares or other securities acquired by us and through DEP in Galil Medical (each of Wavion and Galil Medical, an ‘‘Invested Company’’) (together, the ‘‘Option’’). The Option will be exercisable at the weighted average price of investments made by us with respect to any such Invested Company until the date of exercise of the Option. The Option will be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by us in the relevant Invested Company, provided that (i) at the time of the Option exercise, Mr. Erel is a director or an employee of ours and (ii) we have not sold or otherwise transferred to a third party our securities in the relevant Invested Company.

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

Employment Agreement with the Chairman of the Board of Directors

On May 28, 2007, following the approval of our Audit Committee and Board of Directors, our shareholders approved the terms of employment of the Chairman of our Board of Directors, Arie Mientkavich, which came into effect on January 8, 2007. The principal terms of employment of Mr. Mientkavich are as follows:

•	Position – Chairman on a part time (50%) basis.

•	Gross monthly salary – NIS 108,000 (the ‘‘Salary’’) linked to the Israeli Consumer Price Index and adjusted every three months.

•	We shall contribute the following amounts to the Mr. Mientkavich’s managers insurance policy or any other pension program at his discretion (the ‘‘Policy’’): (i) an amount equal to 5% of the Salary towards savings and risk; (ii) an amount equal to 8 1/3% of the Salary towards severance pay; and (iii) an amount equal to 2.5% of the Salary towards loss of earning capacity. In addition, the Company shall deduct from the Salary an amount equal to 5% of the Salary, which it shall remit to the Policy. Each of us and Mr. Mientkavich shall contribute 7.5% and 2.5%, respectively, of the Salary to an advanced study fund (Keren Hishtalmut Fund) for Mr. Mientkavich.

•	Expenses – We shall reimburse Mr. Mientkavich for all expenses incurred in connection with his duties as Chairman, including travel, telephone, and fax, as well as hotel expenses in Tel Aviv due to the fact that he does not reside in Tel Aviv. If required by Mr. Mientkavich, we will make an executive motor vehicle available to him and will cover all expenses in relation thereto.

•	Notice period – 3 months notice by us or Mr. Mientkavich.

•	Recreation Pay and Sick Leave – as stipulated in accordance with applicable law, calculated for a part time (50%) position and with respect to recreation pay, not less than 14 days per year.

•	Annual Leave – 15 days per year, calculated for a part time (50%) position

•	Bonus – at the discretion of the Board. Any such decision would be subject to subsequent approval of the shareholders.

•	Options – options to acquire 120,000 of our ordinary shares. The terms of the options are in accordance with our 2003 Employee Stock Option Plan. The options vest over a period of four years from the date of grant, March 11, 2007, at a rate of 25% per year. The options are exercisable at a price per share of $15.53.

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

Directors’ and Officers’ Insurance Policy

In April 2005, following the resolution and recommendation of our Audit Committee and Board of Directors, our shareholders approved and ratified the purchase of a directors’ and officers’ liability insurance policy (the ‘‘Policy’’) for our directors and officers from Clal Insurance, a related party, and separately approved the application of the Policy to Dori Manor, one of our directors, and any future director or officer of the Company who may currently be considered a ‘‘controlling shareholder’’ under the Israeli Companies Law. The principal terms of the Policy are as follows:

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

We renewed the Policy in 2006 for a period of 18 months and again in December 2007 for an additional 18-month period at an annual premium of approximately $428,000 and $321,500, respectively.

Outstanding Loans to Subsidiaries

During the period from April 2006 to June 2008, we granted or committed to grant loans in the amount of $7 million to RDC, secured by a pledge of 614,653 ordinary shares of Given Imaging.

In June 2007, we provided a loan to SELA in the amount of approximately $180,000, replacing guarantees provided by us to SELA’s bank during 2006 and 2007 which amount was converted into preferred shares at a later financing round.

During the period from November 2006 to June 2007, we provided loans to Medingo in the aggregate amount of $4.0 million which amount, including accumulated interest, was converted into preferred shares in a financing round in November 2007.

In February 2008, we, RDC and the other shareholder of Starling agreed to provide a guarantee with respect to a bank loan to be granted to Starling in the amount of up to $5 million (of which $2.5 million is committed). Elron’s and RDC’s share in this guarantee is up to $1.9 million and $2.2 million, respectively.

Engagement of Clal Finance Batucha Investment Management Ltd. in Connection with the Partial Tender Offer to Purchase shares of Given Imaging

In May 2008, we engaged the services of Clal Finance Batucha Investment Management Ltd., Clal Finance, to serve as the Israeli Depositary in the partial tender offer to purchase the shares of Given Imaging – See ‘‘Item 4 — Information on the Company — History and Development of the Company’’. Clal Finance is a majority indirectly owned subsidiary of Clal Insurance Enterprises Ltd., a shareholder of ours, and a majority indirectly owned subsidiary of IDBH.

This agreement was approved by our Audit Committee.

Voting Agreement with DIC Regarding Given Imaging

On September 29, 2003, we and DIC entered into a voting agreement pursuant to which, among other things, DIC agreed to vote all of its ordinary shares in favor of nominees to the board of directors of Given Imaging proposed by us. The voting agreement is for a term of one year and renews automatically each year thereafter unless terminated by notice of either party to the other party no later than August 30th of each year. By virtue of this agreement, we may be deemed to beneficially own the shares held by DIC in Given Imaging which together with the shares of Given Imaging that we hold directly and those held by RDC represents, as of June 20, 2008, approximately 48.5% of the outstanding shares of Given Imaging. This agreement was approved by our Audit Committee and our Board of Directors.

Registration Rights Agreement Regarding Given Imaging

In July 2007 we entered into a registration rights agreement with Given Imaging, DIC and RDC. This registration rights agreement replaced earlier registration rights granted by Given Imaging to us, DIC, RDC, entities affiliated with OrbiMed Capital LLC and other shareholders prior to Given Imaging’s initial public offering in 2001. These earlier registration rights expired in October 2006.

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

Shareholders’ Agreement with DIC and CII regarding NetVision

In January 2007, as part of the merger of NetVision with Barak and GlobCall, we, DIC and CII entered into a shareholders’ agreement, pursuant to which we, DIC and CII agreed to vote all of our shares in favor of our respective nominees to the board of directors of NetVision. In addition, we entered into a separate agreement with DIC pursuant to which we agreed to coordinate the appointment of directors on behalf of us and DIC as a group by virtue of which we may be deemed to beneficially own the shares held by DIC in NetVision, which together with the shares we hold represents, as of June 11, 2008, approximately 49% of the outstanding shares of NetVision.

Under the agreement with DIC and CII, we, DIC and CII have rights of first refusal and co-sale rights on the sale of our respective shares, subject to and in accordance with the mechanisms set forth in the agreement. The agreement shall terminate upon the earlier of our mutual consent or any of us, DIC or CII holding less than 5% of NetVision. Currently, we, DIC and CII hold 16%, 33% and 26%, respectively, of NetVision.

This agreement was approved by our Audit Committee.

Underwriting Agreement between Starling and Clal Finance Underwriters Ltd. and Epsilon Underwriting and Issuing Ltd. in Connection with Starling’s Initial Public Offering

On May 29, 2007, Starling entered into an underwriting agreement with Clal Finance Underwriters Ltd., or Clal Finance, as lead underwriter, and other sub-underwriters including Epsilon Underwriting and Issuing Ltd., or Epsilon Underwriting, in connection with Starling’s initial public offering on the TASE on market-related terms. Both Clal Finance and Epsilon Underwriting are controlled by IDBD. The underwriting agreement was approved by our Board of Directors without the presence of the directors who are directors and officers of DIC, IDBD or IDBH.

Engagement of Epsilon Underwriting in Connection with the Sale of Remainder of Partner shares in December 2006

In December 2006, we engaged the services of Epsilon Underwriting to broker the sale of all our remaining shares of Partner – See ‘‘Item 10 — Material Contracts — Sale of Shares of Partner’’. The engagement was approved by our Board of Directors without the presence of the directors who are directors and officers of DIC, IDBD or IDBH.

C.    Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are incorporated herein by reference to ‘‘Item 18 — Financial Statements’’ below.

Legal Proceedings

Gesser Claim:

During September 1999, we received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint Ltd. (formerly an affiliated company) against us and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint’s substantial assets. The class action claim is for an amount of approximately $158 million, or alternatively, $123 million. The claim alleges that the defendants, by their decisions regarding the sale of Elscint’s assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to purchase from each of the members of the represented class all shares held by them at a price of $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described below (under ‘‘Investors’ Claim’’). The arrangement provides that if the appeal is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed. In light of the decision on the said appeal by the Supreme Court as described in the following paragraph (under ‘‘Investors’ Claim’’), we have requested directions from the Court in regard to this action. On June 14, 2007, the Plaintiff notified us that based on the decision of the Supreme Court on December 14, 2006 in respect of the abovementioned appeal, the Plaintiff intends to ask the court to renew the proceedings in the case. A hearing has been set for July, 2008.

Investors’ Claim

On November 2, 1999, we received a copy of a claim, and a request to approve the claim, as a class action on behalf of some institutional investors, others and those who held shares in Elscint on September 6, 1999. The allegations raised against us and certain of our officers, including former officers, among others, relate to the period prior to the sale of our holdings in Elbit Imaging Ltd., (formerly known as Elbit Medical Imaging Ltd.) or EI, (the parent company of Elscint and formerly an affiliated company). The claimants sought a court order pursuant to which EI would be compelled to execute the alleged buy-out of Elscint’s share at $14 per share or other remedies. On August 16, 2000, the Haifa District Court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and were granted permission to appeal to the Supreme Court in Israel (the ‘‘Supreme Court’’). On December 14, 2006, the Supreme Court referred the matter back to the Haifa District Court in order to decide whether the claim should be recognized as a class action. On June 10, 2007, in accordance with the directions of the Haifa District Court issued on April 11, 2007, part of the plaintiffs submitted an updated statement of claim and motion to recognize the claim as a class action. Pursuant to the updated claim, the plaintiffs are no longer seeking an order compelling EI to execute the alleged buy-out of Elscint’s share at $14 per share but instead are claiming compensation for damages sustained due to the alleged failure of EI to execute the buy-out, as well as other due to other allegations.

In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action.

During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including us and certain of our officers and former officers) of the action described above and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to recognize the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense.

We deny all the allegations of these claims, and based on legal advice received, management is of the opinion that we have good defense arguments, which, more likely than not, will cause dismissal of the claims.

Rafael Claim

On September 20, 2006, Rafael filed a claim with the Tel Aviv District Court against the company’s 100% subsidiary, DEP, and RDC (of which DEP holds 50.1% and Rafael holds 49.9%), requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC, pursuant to an agreement between DEP, RDC and Rafael, to commercialize technologies of Rafael for future development of products for use in non-military markets. In December 2006, DEP and RDC filed statements of defense.

On December 30, 2007, we, DEP, RDC and Rafael signed an agreement (the ‘‘Addendum’’) effective as of January 1, 2008 which was subsequently approved by the court, amending the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael, and settled all claims between the parties.

Pursuant to the Addendum, RDC’s rights to commercialize certain technologies of Rafael will continue without time restrictions. In January 2008 we made a one-time investment in RDC of $4 million and we are committed to make further investments of $0.75 million in RDC for each company established by RDC based on Rafael’s technologies.

Other than the above matters, we are not a party to any material litigation.

Dividend Policy

Currently, we do not have any fixed dividend policy. The declaration of dividends is determined by the Board of Directors, which takes into consideration our financial status, profitability, realization of assets and investment requirements.

B.    Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2007.

Item 9.    The Offer and Listing

A.    Offer and Listing Details

Markets and Share Price History

Our ordinary shares are traded on the Nasdaq Global Select Market and the TASE under the symbol ‘‘ELRN’’. The following table sets forth, for the periods indicated, the high and low reported sales prices, which reflect the distribution of a dividend of $3.00 per share in 2005, of our ordinary shares on the Nasdaq (in U.S. Dollars) and on the TASE (in NIS):

Period	NASDAQ High (U.S. $)	NASDAQ Low (U.S. $)	TASE High (NIS)	TASE Low (NIS)
Annually
2003	9.06	3.91	42.53	20.09
2004	12.09	9.2	56.82	43.55
2005.	13.09	9.61	60.05	46.41
2006.	12.80	8.75	55.79	40.81
2007.	17.41	10.27	68.66	39.50
Quarterly
First Quarter 2006 .	11.64	10.4	55.79	50.21
Second Quarter 2006 .	12.20	9.27	55.63	42.37
Third Quarter 2006 .	10.75	8.75	47.87	40.81
Fourth Quarter 2006	12.80	10.30	54.98	46.15
December 2006	12.80	12.00	53.97	50.24
First Quarter 2007	13.43	12.02	55.72	50.55
Second Quarter 2007 .	17.41	13.08	68.66	55.12
Third Quarter 2007 .	15.48	11.77	64.12	49.10
Fourth Quarter 2007	14.43	10.27	57.07	39.50
First Quarter 2008	12.37	8.21	45.50	27.41
Second Quarter 2008 (through June 4, 2008)	9.87	8.55	34.00	28.36
Most recent six months
January 2008	12.37	9.72	45.50	35.29
February 2008	12.34	9.56	42.66	33.20
March 2008	9.66	8.21	35.15	27.41
April 2008	9.85	8.55	34.00	30.27
May 2008	9.87	8.63	33.40	28.36
June 2008 (through June 4, 2008)	8.95	8.83	29.03	28.48

Nasdaq Listing Standards

As our ordinary shares are listed on Nasdaq they are subject to the rules and regulations established by Nasdaq that are applicable to listed companies. Rule 4350 imposes various corporate governance requirements on listed securities. Section (a)(1) of Rule 4350 provides that foreign private issuers are required to comply with certain specific requirements of Rule 4350, but, as to the balance of Rule 4350, may comply with the laws of their home jurisdiction in lieu of the requirements of such sections of Rule 4350.

We have chosen to follow the rules of our home jurisdiction, the Israeli Companies Law, in lieu of the requirements of Section 4350(c) relating to:

•	independence of the board of directors;

•	executive sessions of independent directors;

•	the requirement that compensation of executive officers is to be determined by an independent committee of the board or by the independent members of the board of directors;

•	the requirement that director nominees must be selected by an independent committee of the board or by the independent members of the board of directors; and

•	the requirement that any material amendment to the Company’s option plan must be approved by the shareholders of the Company.

•	The above requirements of Rule 4350 are not required under the Israeli Companies Law.

B.	Plan of Distribution

Not applicable.

C.	Markets

As noted above, our ordinary shares are traded on the Nasdaq Global Select Market and the TASE under the symbol ‘‘ELRN’’.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

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

Our shareholders approved the adoption of our Articles of Association in March 2001 and adopted certain procedural amendments thereto in December 2006. The objective of Elron as stated in our Articles of Association and in our Memorandum of Association is to engage in any lawful activity.

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

The Israeli Companies Law and our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the Board of Directors. Under Israeli law and regulations and our Articles of Association, notice of the meeting is required to be published in two widely distributed daily newspapers published in Hebrew. The Israeli Companies Law requires us to issue a voting instrument in order to enable shareholders to vote through a voting instrument, if certain matters are on the agenda of the meeting. No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy. The Israeli Companies Regulations provides that the record date for the participation of shareholders of a company, such as us, whose shares are traded or registered outside of Israel may be no more than 40, but no less than 4, days prior to the meeting, provided that notice for the meeting is given prior to the record date. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our Articles of Association and our Memorandum of Association;

•	appointment or termination of our auditors;

•	appointment and dismissal of directors;

•	approval of interested party actions and transactions requiring general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law;

•	increase or reduction of our authorized share capital and alterations of our share capital;

•	a merger as provided in section 320 of the Israeli Companies Law;

•	the exercise of the Board of Directors’ powers by a general meeting, if the Board of Directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israeli Companies Law; and

•	any matter that is required to be adopted by resolution of a general meeting pursuant to the Israeli Companies Law or in accordance with our Articles of Association.

An extraordinary meeting of our shareholders will be convened by the decision of the board, or at the request of any two directors or one-quarter of the officiating directors, or by request of one or more shareholders holding at least 5% of the voting rights in our Company. Shareholders requesting an extraordinary meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the Board of Directors must convene an extraordinary meeting and send out notices setting forth the date, time and place of the meeting. Such notice must be given but not more than 35 days, prior to the extraordinary meeting.

The Israeli Companies Law codifies the fiduciary duties and duty of care that office holders owe to a company. An office holder is defined in the Israeli Companies Law as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the general manager and (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title. Each person listed in the table in ‘‘Item 6 — Directors, Senior Management and Employees — Directors and Senior Management’’ above is an office holder.

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

Agreements regarding directors’ terms of employment require the approval of the Audit Committee, the Board of Directors and the shareholders. In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she will not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, should a majority of the Audit Committee or of the Board of Directors have a personal interest in the matter, then:

(a)	all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and

(b)	approval of the shareholders at a general meeting is required if the majority of the Board of Directors have a personal interest in the matter.

According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. The term ‘‘controlling shareholder’’ for these purposes, however, also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder or his or her relative, require the approval of a company’s audit committee, the board of directors and the shareholders of the company.

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

Under the Israeli Companies Law, if a private placement: (i) will entail 20% or more of the voting rights of a company prior to the placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not upon market terms and if as a result of the private placement the holdings of substantial shareholder will increase or result in a person becoming a substantial shareholder; or (ii) result in a person becoming a controlling shareholder, then the allotment must be approved by the board of directors and by the shareholders of the company. A ‘‘substantial shareholder’’ is defined as a shareholder that holds 5% or more of the company’s voting rights or outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person. In order for the private placement to be on ‘‘market terms,’’ the board of directors has to determine, on the basis of a detailed examination, that the private placement is on market terms, unless proved otherwise. Any placement of securities that does not fall within the above description may be issued at the discretion of the board of directors.

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders when exercising his rights and duties and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders and class meetings on the following matters:

•	any amendment to the Articles of Association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of interested party acts and transactions that require general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company under a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the general meeting of the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the directors participating in a duly convened meeting.

C.    Material Contracts

Agreement with Rafael

On December 30, 2007, Elron, DEP, RDC and Rafael signed an agreement (the ‘‘Addendum’’), effective as of January 1, 2008, which was subsequently approved by the court. The Addendum amended the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael, and settled a claim filed by Rafael in September 2006 against DEP and RDC. Pursuant to the Addendum, RDC’s rights to commercialize certain technologies of Rafael will continue without time restrictions. In January 2008 we made a one-time investment in RDC of $4 million and are committed to make further investments of $0.75 million in RDC for each company established by RDC based on Rafael’s technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves other issues which will facilitate cooperation between the parties.

D.    Exchange Controls

The Israeli Currency Control Law of 1978 imposes certain limitations on foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through ‘‘general’’ and ‘‘special’’ permits. In May 1998, a ‘‘general permit’’ was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments.

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

Israeli Tax Reform

In July 2002, the Israeli Parliament approved a law enacting extensive changes to Israel’s tax law (the ‘‘Tax Reform Legislation’’) generally effective January 1, 2003. Among the key provisions of the

Tax Reform Legislation are (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the ‘‘controlled foreign corporation’’ concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid/withheld or will be paid/withheld by the subsidiary in its country of residence, according to the terms and conditions determined in the Israeli Tax Ordinance.

On July 25, 2005, the Israeli Knesset (Parliament) approved a significant amendment which came into effect on January 1, 2006. This amendment includes, among others, changes in the capital markets tax rate.

General Corporate Tax Structure

Israeli companies are generally subject to company tax at the rate of 29% in 2007 (27% in 2008, 26% in 2009 and 25% in 2010 and thereafter) of taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below) may be considerably less, or the same in 2010.

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

Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25% (rather than 29%, in 2007, as stated above) for a period of time termed the benefit period. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

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

Each application to the Investment Center with regard to approved enterprise status (governmental grant route) is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application by any of our group companies will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage differences and interest

Reform (Amendment) of the Encouragement of Capital Investment Law

On April 1, 2005, an amendment to the Investment Law came into force, that revamps the Israeli tax incentives for future industrial and hotel investments (‘‘2005 amendment’’). A tax ‘‘holiday’’ package can now be elected for up to 15 years for a ‘‘Privileged Enterprise’’ as defined in the 2005 amendment, if certain conditions are met, without needing to obtain approval. The extent of the tax benefits available depends mainly upon the level of foreign investment and the geographical location of the ‘‘Privileged Enterprise’’.

The 2005 amendment became effective on April 1, 2005. Taxpayers may, under certain conditions, claim Privileged Enterprise status for new and expanded enterprises with respect to 2004 or subsequent years, unless the Investment Center granted such taxpayer Approved Enterprise status prior to December 31, 2004.

Subject to certain conditions, various alternative tax-only benefit packages can now be elected with respect to investments in a ‘‘Privileged Enterprise’’. Companies in industry or tourism in Israel may elect between:

•	Tax ‘‘holiday’’ package for a ‘‘Privileged Enterprise’’: a tax exemption applies to undistributed profits for two to fifteen years depending on geographical location of the ‘‘Privileged Enterprise’’ and the level of foreign ownership. Company tax rates of between 10% and 25% apply to distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is seven to fifteen years; or

•	Grant/Reduced tax package for an ‘‘Approved Enterprise’’: Fixed asset grants up to 24% for enterprises in a development area and reduced company tax rates between 0% and 25% for seven to 15 years.

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

According to amendment number 20 of the Inflationary Adjustments Law most of the provisions of the law will not be valid starting tax year 2008. Pursuant to this amendment, the above mentioned ‘‘special tax adjustment’’ is canceled, depreciation deductions on Fixed Assets (that were classifies as fixed assets from 2002-2007) are adjusted for inflation based on the increase in the consumer price index (from the beginning of the 1982 fiscal year and as of the 1985 fiscal year, with respect to equipment) up to December 31, 2007. Losses carried forward will be adjusted for inflation based on the increase in the consumer price index up to December 31, 2007.

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

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31 2002 is taxed at the marginal rate of up to 48% for individuals and 29% for corporations (in 2007). Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets (including non traded shares) acquired after that date has been reduced to 25% with respect to companies and 20% with respect to individuals; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after the date that the asset was held.

Under current law, as of January 1, 2006, the Israeli tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a ‘‘Significant Shareholder’’ at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares, unless such companies were subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of an amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

Employee Stock Options

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

(a)	the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee – up to 48% tax in 2007) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted (as of January 1, 2006, a period of 12 months commencing from the date of which the options were granted; or

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

(c)	the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 48% tax in 2007) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% on the capital profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date.

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

Controlling shareholders will be taxable under section 3i to the tax ordinance, according to which, the optionee pays income tax rate (according to the marginal tax rate of the optionee – up to 48% in 2007) on the profit upon the sale of the underlying shares.

U.S.-Israel Tax Treaty

Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (the ‘‘U.S.-Israel Tax Treaty’’), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (a ‘‘Treaty U.S. Resident’’) will not be subject to Israeli capital gains tax unless (a) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (b) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of shares by a Treaty U.S. Resident who is an individual and was present in Israel for more than 183 days during the relevant taxable year or who holds, directly or indirectly, shares representing 10% or more of the voting power of a company at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable, unless the following mentioned exemption from capital gain tax for shares listed on the Tel Aviv Stock Exchange applies; however, in case under the U.S.-Israel Tax Treaty and the Israeli tax law a Treaty U.S. Resident will be subject to capital gain tax in Israel, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel and capital gain as mentioned above. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 20% (25% in case of, the seller holds directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. For example, the tax rate would be 12.5% if the non-resident is a company which holds 10% or more of our voting power (during the part of our tax year which precedes the date of payment of the dividend and during the entire prior tax year) which pursuant to the U.S.-Israel Tax Treaty. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States will be 25%. However, under the Investment Law, dividends generated by an Approved Enterprise in any case are taxed at the rate of 15%. In addition, if our ordinary shares are traded on the TASE (or listed on a recognized stock exchange outside of Israel), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax.

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (a ‘‘Non-U.S. holder’’) and considers only U.S. holders that will own the ordinary shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding our ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders that acquired our ordinary shares upon the exercise of employee stock options or otherwise as compensations, U.S. holders whose functional currency is not the U.S. Dollar, insurance companies, tax-exempt organizations, financial institutions or ‘‘financial services entities’’, grantor trusts, certain former citizens or long-term residents of the United States, real estate investment trusts, regulated investment companies, persons who have elected mark to mark accounting and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold our ordinary shares through, a partnership or other pass-through entity is not discussed and such persons should consult their advisor as to their tax consequences, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws considered in this discussion.

You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign tax consequences to you of purchasing, holding or disposing of our ordinary shares.

Taxation of Distributions on Ordinary Shares

Subject to the discussion below under ‘‘Tax Consequences If We Are a Passive Foreign Investment Company’’, a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated ordinarily as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld as described above under ‘‘Taxation of Non-Residents’’. Dividends that are received by U.S. holders that are individuals, estates or trusts may be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for tax years ending on or before December 31, 2010), provided that such dividends meet the requirements of ‘‘qualified dividend income.’’ For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is ‘‘readily tradable’’ on an established securities market in the U.S. (e.g., the NASDAQ Global Select Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend if (i) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (ii) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. [If we were to be a ‘‘passive foreign investment company’’ (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our ordinary shares in such taxable year or in the following taxable year would not be qualified dividends (see discussion of our PFIC status below under the heading ‘‘Tax Consequences If We Are a Passive Foreign Investment Company’’)]. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

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

Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom) based upon the exchange rate in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the non-U.S. income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit are complex and include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source ‘‘passive income’’ for U.S. foreign tax credit purposes. In addition, a U.S. holder will be denied a foreign tax credit for non-U.S.income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income tax withheld from a distribution if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under ‘‘Tax Consequences If We Are a Passive Foreign Investment Company’’, upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains are currently taxable to certain non-corporate taxpayers at a maximum rate of 15% for taxable years beginning on or before December 31, 2010. Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed as ordinary income (currently up to a maximum rate of 35%). Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the ‘‘trade date’’ and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

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

The ‘‘QEF’’ regime applies (to the exclusion of the ‘‘excess distribution’’ regime, described below) if the U.S. holder elects to treat us as a ‘‘qualified electing fund’’ (‘‘QEF’’) for the first taxable year in which the U.S. holder owns our ordinary shares during which we are a PFIC, and if we comply with certain reporting requirements. If the QEF regime applies, then each taxable year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income and decreased by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. Generally, a QEF election generally allows electing U.S. holders to treat gain realized on the disposition of their ordinary shares as capital gain.

Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a U.S. holder who is a shareholder in a PFIC must file a completed IRS Form 8621 every year.

If a QEF election is made by the U.S. holder after the first taxable year in which the U.S. holder holds our ordinary shares during which we are a PFIC, then both the QEF regime and the excess distribution regime, defined below, will apply simultaneously unless the U.S. holder makes a special election.

A second regime, the ‘‘mark-to-market’’ regime, may be elected so long as our ordinary shares are ‘‘marketable stock’’ (e.g., ‘‘regularly traded’’ on the NASDAQ Global Select Market). Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year in which we are a PFIC, and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the ‘‘excess distribution’’ regime. Under this regime, ‘‘excess distributions’’ are subject to special tax rules. An excess distribution is either (i) a distribution with respect to shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder’s holding period for our shares or (ii) gain from the disposition of our shares (including gain deemed recognized if the ordinary shares are used as security for a loan).

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year, as well as amounts allocated to taxable years prior to the first taxable year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to each of the other taxable years would be taxed at the highest tax rate applicable to ordinary income for that taxable year and the U.S. holder also would be liable for interest on the deferred tax liability for such taxable year calculated as if such liability had been due with respect to such taxable year. The portions of gains and distributions that are not characterized as ‘‘excess distributions’’ are treated as ordinary income subject to tax in the current taxable year under the normal tax rules of the Code. A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who was not a nonresident alien) is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death.

We believe that in 2007 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our analysis is based, among other things, upon certain assumptions and methodologies with respect to the values that we have used, our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we held; and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.

We cannot assure you that the IRS will not challenge our assumptions and methodologies. If the IRS were to challenge successfully such assumptions or methodologies, we could potentially be classified as a PFIC for 2007 or prior taxable years. Furthermore, there can be no assurance that we will not become a PFIC in the future.

With respect to subsequent taxable years, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. As described above, the tests are impacted, by, among other factors, changes in value of our group companies which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies. Accordingly, there can be no assurance that we will not become a PFIC for the current fiscal taxable year ending December 31, 2008 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to ‘‘mark to market’’ the ordinary shares or to become subject to the ‘‘excess distribution’’ regime.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making the QEF election or the mark-to-market election.

Non-U.S. Holders of Ordinary Shares

Except as provided below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless, in the case of U.S. federal income taxes, that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, in the case of a disposition of ordinary shares, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number certifying that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS. A U.S. holder of ordinary shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Non-U.S. holders generally are not subject to information reporting or backup withholding with respect to the payment of dividends on, or the proceeds from the disposition of, our ordinary shares, provided that the non-U.S. holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

For disclosures regarding our market risk exposures, see ‘‘Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources — Quantitative and Qualitative Disclosures about Market Risk’’ above, which is hereby incorporated herein by reference.

Item 12.    Descriptions of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

a.    Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2007. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2007, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

b.    Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management, under the supervision of its chief executive officer and its chief financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company and its subsidiaries. Based on the criteria for effective internal control over financial reporting established in Internal Control – Integrated Framework, which was issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed the Company’s internal control over financial reporting as effective as of December 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

c.    Attestation Report of the Registered Public Accounting Firm

The attestation report of our registered public accounting firm is included in page F-2 of our audited consolidated financial statements set forth in ‘‘Item 18 — Financial Statements’’.

d.    Changes In Internal Control Over Financial Reporting

No change in the Company’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the year ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

The Board of Directors has determined that Mr. Yaacov Goldman is the ‘‘audit committee financial expert’’ serving on its Audit Committee. Mr. Goldman is ‘‘independent’’ as defined in Rule 4200 of the NASDAQ Marketplace Rules.

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

Item 16C.    Principal Accountant Fees and Services

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our principal accountants Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) in each of our previous two fiscal years:

	2006	2007
	(in thousands of U.S. $)
Audit Fees(1)	309	319
Tax Fees(2)	57	55
Audit-Related Fees(3)	50	240
All Other Fees(4)	36	20
Total	452	634

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include statutory audits; consents; and assistance with and review of documents filed with the SEC.
(2)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for tax refund; tax consultations, such as assistance and representation in connection with tax audits and appeals requests for rulings or technical advice from taxing authority; and tax planning services.
(3)	Audit-Related Fees include fees billed for accounting consultations related to accounting, financial reporting or disclosure matters not classified as ‘‘Audit services’’; audit of prospectuses prepaid by subsidiaries assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; and assistance with internal control reporting requirements.
(4)	All Other Fees consists of services relating to Elron’s subsidiaries status as ‘‘approved enterprise/beneficiary enterprise’’.

Our audit committee’s policy is to pre-approve each audit and non-audit service to be performed by our independent auditors for us and our subsidiaries.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

Item 17.    Financial Statements

Not applicable.

Item 18.    Financial Statements

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report and follow the certifications following the signature page of this Annual Report.

Item 19.    Exhibits

Exhibit No.	Exhibit
1.1	Articles of Association (English translation), consolidated version including amendments approved by the Company’s shareholders on December 28, 2006, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with SEC on June 27, 2007.
1.2	Memorandum of Association of Elron Electronic Industries Ltd., incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the SEC on June 8, 2001.
4.1	Joint Venture Agreement, dated as of April 1993, among Discount Investment Corporation Ltd., PEC Israel Economic Corporation, Rafael Armament Development Authority Ltd. and Galram Technology Industries Limited (‘‘Joint Venture Agreement’’), incorporated by reference to Exhibit 10.4 to Amendment No. 5 to the Company’s Registration Statement on Form F-4, filed with the SEC on March 14, 2002.
4.2	Amendment to Joint Venture Agreement, dated December 30, 2007.
8.1	List of subsidiaries.
11.1	Code of Ethics, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2004.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd., dated June 25, 2008.
15.2	Consent of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, for Ellara Ltd., dated June 25, 2008.
15.3	Consent of Somekh Chaikin, a member firm of KPMG International, for Given Imaging Ltd., dated June 25, 2008.

Exhibit No.	Exhibit
15.4	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Netvision Ltd., dated June 25, 2008.
15.5	Consent of Kesselman & Kesselman CPA (Isr.), a member of PricewaterhouseCoopers International Limited, for Notal Vision, Inc., dated June 25, 2008.
15.6	Consent of PricewaterhouseCoopers LLP for Oncura, Inc., dated June 25, 2008.

*	This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: June 30, 2008	ELRON ELECTRONIC INDUSTRIES LTD.
	By:	/s/ Doron Birger
Name: Doron Birger
Title: President & Chief Executive Officer
	By:	/s/ Rinat Remler
Name: Rinat Remler
Title: Vice President & Chief Financial Officer

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED

FINANCIAL STATEMENTS

As of December 31, 2007

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

INDEX

Page
Report of Independent Registered Public Accounting Firm	2 – 3
Consolidated Balance Sheets	4 – 5
Consolidated Statements of Operations	6
Statements of Shareholders’ Equity	7
Consolidated Statements of Cash Flows	8 – 9
Notes to the Consolidated Financial Statements	10 – 69
Annex to the Consolidated Financial Statements	70

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ELRON ELECTRONIC INDUSTRIES LTD

We have audited Elron Electronic Industries Ltd.’s (the ‘‘Company’’) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the ‘‘COSO criteria’’). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated June 25, 2008 expressed an unqualified opinion thereon.

KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global
Tel-Aviv, Israel June 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ELRON ELECTRONIC INDUSTRIES LTD

We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the ‘‘Company’’) and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $34.1 million and $25.8 million as of December 31, 2007 and 2006, respectively, and the Company’s equity in their income (losses) amounted to $4.1 million, $(0.3) million and $(9.1) million for the years ended December 31, 2007, 2006 and 2005, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(t) to the consolidated financial statements, in 2006, the Company adopted Statement of Financial Accounting Standard 123 (revised 2004), ‘‘Share-Based Payment’’, using the modified prospective method.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and its subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2008 expressed an unqualified opinion thereon.

KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global
Tel-Aviv, Israel June 25, 2008

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

		December 31,
	Note	2007	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	$20,090	$52,954
Short-term investments	5	16,900	19,917
Restricted cash	3.e.	7,642	—
Available for sale marketable securities	6	29,730	55,862
Trade receivables		1,043	642
Other receivables and prepaid expenses*		5,269	3,043
Inventories		1,732	1,615
Total current assets		82,406	134,033
INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies	7	131,351	100,392
Investments in other companies and long-term receivables*	8	73,718	68,215
Deferred taxes	14	2,204	9,182
Severance pay deposits		1,808	1,542
Total investments and long-term receivables		209,081	179,331
PROPERTY AND EQUIPMENT, NET	9	1,936	7,223
INTANGIBLE ASSETS	10
Goodwill		2,742	2,742
Other intangible assets		2,782	2,800
Total intangible assets		5,524	5,542
Total assets		$298,947	$326,129

*	Includes short-term receivables from related parties in the aggregate amount of $169 and $95 as of December 31, 2007 and 2006, respectively, and long-term receivables from related parties in the aggregate amount of $0 and $467 as of December 31, 2007 and 2006, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands, except share and per share data

		December 31,
	Note	2007	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans from banks and others	11	$850	$1,891
Current maturities of long-term loans from banks and others	13	2,475	2,249
Trade payables		3,236	2,988
Convertible Debentures	3.e.	5,549	—
Option to Convertible Debentures	3.e.	830	—
Other payables and accrued expenses	12	8,508	13,407
Total current liabilities		21,448	20,535
LONG-TERM LIABILITIES
Long-term loans from banks and others	13	2,244	2,113
Accrued severance pay and retirement obligations		2,451	2,089
Deferred taxes	14	373	1,408
Total long-term liabilities		5,068	5,610
CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS	15
MINORITY INTERESTS		6,614	2,480
SHAREHOLDERS’ EQUITY:	16
Ordinary shares of NIS 0.003 par value; Authorized: 35,000,000 shares as of December 31, 2007 and 2006; Issued and outstanding: 29,650,017 and 29,592,748 shares as of December 31, 2007 and 2006, respectively		9,573	9,573
Additional paid-in capital		275,947	272,930
Accumulated other comprehensive income	24	3,689	1,298
Retained earnings (accumulative deficit)		(23,392)	13,703
Total shareholders’ equity		265,817	297,504
Total liabilities and shareholders’ equity		$298,947	$326,129

June 25, 2008
Date of approval of the financial statements	Arie Mientkavich Chairman of the Board of Directors	Avraham Asheri Director	Doron Birger President & Chief Executive Officer

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

		Years ended December 31
	Note	2007	2006	2005
INCOME
Net revenues*		$4,371	$12,863	$12,646
Equity in losses of affiliated companies, net	18	(20,416)	(17,740)	(17,522)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	19	14,854	2,547	23,328
Other income (expenses), net	20	(3,214)	29,310	58,648
Financial income (expenses), net	21	3,945	4,051	5,483
		(460)	31,031	82,583
COSTS AND EXPENSES
Cost of revenues		2,233	6,625	7,907
Research and development costs, net		13,284	11,758	6,163
Marketing and selling expenses, net		2,802	4,717	2,386
General and administrative expenses		13,716	12,995	9,249
Amortization of intangible assets and acquired in-process – research and development write-off		2,306	18	392
		34,341	36,113	26,097
Income (loss) before taxes on income		(34,801)	(5,082)	56,486
Taxes on income	14	(7,544)	(1,110)	(10,461)
Income (loss) after taxes on income		(42,345)	(6,192)	46,025
Minority interest in losses (income) of subsidiaries		5,250	9,224	5,160
Net income (loss) from continuing operations		(37,095)	3,032	51,185
Net loss from discontinued operations**	22	—	—	(3,850)
Net income (loss)		$(37,095)	$3,032	$47,335
Net income (loss) per share:	17
Basic:
Income (loss) from continuing operations		$(1.25)	$0.10	$1.74
Loss from discontinued operations		$—	$—	$(0.13)
Net income (loss)		$(1.25)	$0.10	$1.61
Diluted:
Income (loss) from continuing operations		$(1.27)	$0.07	$1.73
Loss from discontinued operations		$—	$—	$(0.13)
Net income		$(1.27)	$0.07	$1.60
Weighted average number of Ordinary shares used in computing basic net income (loss) per share (thousands)		29,619	29,532	29,437
Weighted average number of Ordinary shares used in computing diluted net income (loss) per share (thousands)		29,619	29,624	29,550

*	Includes revenues from related parties in the amount of $6,699 and $8,046, for the years ended December 31, 2006 and 2005, respectively. (See Note 3(b) regarding the sale of Oncura by Galil).
**	Includes revenues from related parties in the amount of $174, for the year ended December 31, 2005.

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
STATEMENT OF SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total shareholders’ equity	Total comprehensive income
Balance as of January 1, 2005	29,414,424	9,572	270,005	57,717	51,786	389,080
Total comprehensive income
Exercise of options	69,031	—	697	—	—	697
Stock-based compensation	—	—	405	—	—	405
Tax benefit in respect of options exercised	—	—	25	—	—	25
Dividend paid	—	—		—	(88,450)	(88,450)
Other comprehensive income (loss), net of tax:
Unrealized loss on available for sale securities	—	—	—	(10,450)	—	(10,450)	(10,450)
Reclassification adjustment for gain realized and other than temporary impairment included in income	—	—	—	(36,335)	—	(36,335)	(36,335)
Foreign currency translation adjustments	—	—	—	(191)	—	(191)	(191)
Net income	—	—	—	—	47,335	47,335	47,335
Balance as of December 31, 2005	29,483,455	$9,572	$271,132	$10,741	$10,671	$302,116
Total comprehensive income							$359
Exercise of options	109,293	1	527	—	—	528
Stock-based compensation	—	—	344	—	—	344
Capital transaction in affiliated company (gain on purchase by affiliate of its subsidiary’s preferred stock)	—	—	927	—	—	927
Other comprehensive income (loss), net of tax:
Unrealized gain on available for sale securities	—	—	—	6,493	—	6,493
Reclassification adjustment for gain realized and other than temporary impairment included in income	—	—	—	(16,645)	—	(16,645)	(16,653)
Foreign currency translation adjustments	—	—	—	709	—	709	709
Net income	—	—	—	—	3,032	3,032	3,032
Balance as of December 31, 2006	29,592,748	$9,573	$272,930	$1,298	$13,703	$297,504
Total comprehensive loss							$(12,912)
Exercise of options	57,269	—	230	—	—	230
Stock-based compensation	—	—	304	—	—	304
Increase in investment due to issuance of shares by a development stage subsidiary company (see note 3(e))	—	—	2,483	—	—	2,483
Other comprehensive income (loss), net of tax:
Unrealized gain on available for sale securities	—	—	—	1,658	—	1,658	1,658
Reclassification adjustment for loss realized included in income	—	—	—	(1,255)	—	(1,255)	(1,255)
Foreign currency translation adjustments included in net income due to decrease in holdings in affiliated companies				(407)		(407)	(407)
Foreign currency translation adjustments	—	—	—	2,395	—	2,395	2,395
Net income (loss)	—	—	—	—	(37,095)	(37,095)	(37,095)
Balance as of December 31, 2007	29,650,017	$9,573	$275,947	$3,689	$(23,392)	$265,817
Total comprehensive loss							$(34,704)

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(37,095)	$3,032	$47,335
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in losses of affiliated companies, net	20,416	17,740	17,522
Minority interest in losses of subsidiaries	(5,250)	(9,224)	(5,160)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	(14,854)	(2,547)	(23,328)
Gain from sale of investments in available for sale securities	(1,592)	(24,899)	(56,515)
Gain from settlement of a subsidiary’s loan	—	(2,708)	—
Gain from disposal of businesses included in discontinued operations	—	—	(213)
Depreciation and amortization	751	1,192	1,513
Impairment of investments	9,205	—	—
Impairment of goodwill	—	—	1,329
Decline in value of other investments	—	—	636
Equity in losses (gains) of partnerships	826	672	(174)
Stock based compensation and changes in liability in respect of call options	1,740	771	(811)
Deferred taxes, net	4,986	(4,243)	(7,288)
Convertible Debentures and Option to Convertible Debentures issuance costs recognized, included in net income	976	—	—
Gain from sale of real estate	(5,460)	—	—
Changes in operating assets and liabilities
Increase in trade receivables	(401)	(457)	(947)
Decrease (increase) in other receivables and prepaid expenses	4,477	(738)	(38)
Decrease (increase) in trading securities, net	1	(2)	4
Decrease (increase) in inventories and contracts-in-progress	(117)	(1,069)	(519)
Increase (decrease) in trade payables	133	2,589	(834)
Increase (decrease) in other payables and accrued expenses (mainly provision for income taxes)	(5,764)	7,195	(12,139)
Other	124	843	(753)
Net cash used in operating activities	(26,898)	(11,853)	(40,380)
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in affiliated companies	(34,422)	(18,395)	(3,823)
Proceeds from sale of affiliated companies shares	621	992	10,522
Cash and cash equivalents resulting from newly consolidated subsidiaries (Schedule A)	—	—	—
Change in cash and cash equivalents resulting from disposal of businesses and decrease in holdings in formerly consolidated subsidiaries (Schedule B)	—	(808)	1,800
Investment in other companies	(14,793)	(25,153)	(27,651)
Proceeds from sale of investments in other companies	—	—	237
Proceeds from repayment of loan from an affiliate	—	—	2,253
Proceeds from sale and maturity of available for sale securities	44,518	82,332	119,888
Investments in deposits	(31,203)	(40,183)	(59,185)
Investment in available for sale securities	(17,171)	(35,377)	(35,405)
Proceeds from deposits	34,720	72,878	105,802
Investment in restricted deposits	(7,642)	—	—
Purchase of property and equipment	(1,189)	(1,308)	(995)
Proceeds from sale of real estate and property and equipment	7,656	19	197
Purchase of treasury stock from the minority by a subsidiary	—	—	(823)
Net cash provided by investing activities	(18,905)	34,997	112,817
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from options exercised	230	527	697
Proceeds from exercise of options in a subsidiary	—	—	8
Repayment of long-term loans	(6)	(105)	(777)
Increase (decrease) in short-term bank loan, net	(417)	208	(1,079)
Proceeds from issuance of shares to minority of subsidiary, net	7,619	—	—
Proceeds from issuance of Convertible Debentures and Option to Convertible Debentures	5,188	—	—
Receipt of short-term loans, convertible loans and long-term loans from minority shareholders of a subsidiary	325	2,660	1,003
Issuance expenses in a subsidiary	—	—	(75)
Issuance of shares to the minority of a subsidiary	—	—	145
Dividend paid	—	—	(88,450)
Net cash providing by (used) in financing activities	12,939	3,290	(88,528)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(32,864)	26,434	(16,091)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	52,954	26,520	42,611
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$20,090	$52,954	$26,520

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2007	2006	2005
Supplemental cash flow information:
Cash paid during the year for:
Income taxes	$10,472	$794	$30,591
Interest	$119	$69	$203
Non cash transactions:
Proceeds from sale of shares of an affiliate not yet received	$228	$—	$1,958
Receivables in respect of issuance of shares by a subsidiary to the minority	$2,550	$—	$—
Proceeds from sale of an affiliate received in Zoran shares	$—	$—	$7,700

	Year ended December 31,
	2007	2006	2005
SCHEDULE A:
Change in cash and cash equivalents resulting from newly consolidated subsidiaries
Assets and liabilities at date of sale:
Working capital deficiency, net (except cash and cash equivalents)	$—	$—	$75
Deposits	—	—	—
Property and equipment	—	—	(14)
Intangible assets	—	—	(237)
Accrued severance pay, net	—	—	27
Long-term liabilities	—	—	—
Investment at equity prior to acquisition	—	—	—
Minority interests	—	—	—
Liability incurred	—	—	149
Cash and cash equivalents acquired	$—	$—	$—

	Year ended December 31,
	2007	2006	2005
SCHEDULE B:
Change in cash and cash equivalents resulting from disposal of businesses and decrease in holdings in formerly consolidated subsidiaries
Assets and liabilities at date of sale:
Working capital (working capital deficiency), net (except cash and cash equivalents)	$—	$2,826	$(671)
Investment in affiliated Company	—	13,207	—
Property and equipment	—	709	40
Intangible assets	—	—	2,389
Minority interest	—	(7,403)	—
Accrued severance pay, net	—	(215)	(171)
Gain resulting from sale of businesses	—	—	213
Long term loans	—	(1,401)	—
Securities received:
Other investments	—	(1,713)	—
Investment in affiliated Companies	—	(6,818)	—
Net increase (decrease) in cash and cash equivalents	$—	$(808)	$1,800
The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Elron Electronic Industries Ltd. (‘‘Elron’’ or ‘‘the Company’’), an Israeli corporation, is a high technology operational holding company. Elron’s global business is conducted through subsidiaries and affiliates and other companies, referred as ‘‘group companies’’, in which Elron invested, primarily in the fields of medical devices, communications, semiconductors, software products and clean technology.

b.	On November 30, 2006, as part of a tender offer to purchase up to 4,440,000 ordinary shares of Elron for $12 per share, Discount Investment Cooperation (‘‘DIC’’) purchased an additional 1.2% of the Company’s outstanding shares. Following the above additional purchases of the Company’s shares in 2006, DIC’s interest in the Company increased from approximately 48% to approximately 49% of the Company’s outstanding shares.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (‘‘US GAAP’’).

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

a.	Use of estimates

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

Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (‘‘SFAS’’) No. 52, ‘‘Foreign Currency Translation’’ (‘‘SFAS 52’’).

Accordingly, amounts in currencies other than U.S dollars have been translated as follows:

Monetary balances – at the exchange rate in effect on the balance sheet date.

Revenues and costs – at the exchange rates in effect as of the date of recognition of the transactions.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income expenses, net.

The financial statements of an affiliates accounted for under the equity method, whose functional currency is not the U.S. dollar, have been translated into dollars in accordance with SFAS 52. All balance sheet accounts have been translated using the exchange rate in

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

effect at the balance sheet date. Statement of income amounts have been translated using average exchange rates prevailing during the year. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation. The minority interest amount adjusts the consolidated net income (loss) to reflect only the Company’s share in the earnings or losses of any consolidated company. However, when the minority investment is in the form of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses are not allocated to such minority interest in order not to reduce the carrying amount of the minority investment beyond the lower of the amount invested or liquidation value. When the subsidiaries equity is negative, subsidiary’s loss is not allocated to such minority interest, unless the minority has a firm liability for finance subsidiary loss.

For different accounting treatment for minority interest starting January 1, 2009, see also z(iii) and z(iv).

The Company applies the provisions of Financial Accounting Standards Board (‘‘FASB’’) Interpretation No. 46(R), ‘‘Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51’’ (‘‘FIN 46’’). FIN 46 provides a framework for identifying variable interest entities (‘‘VIE’’) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations or (4) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

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

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of the balance sheet dates the significant subsidiaries whose balances and results are consolidated are:

	December 31,
	2007	2006
	% of outstanding share capital
Elbit Ltd. (‘‘Elbit’’)	100	100
DEP Technology Holdings Ltd. (‘‘DEP’’)	100	100
RDC Rafael Development Corporation Ltd. (‘‘RDC’’)	50.1	50.1
Mediagate Ltd. (‘‘Mediagate’’)	100	100
SELA Semiconductors Engineering Laboratories Ltd. (‘‘SELA’’)	70.6	65.9
Starling Advanced Communications Ltd. (‘‘Starling’’)	68.1	72.4
Medingo Ltd. (‘‘Medingo’’)	92.3	100
d.	Business combinations

Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of each acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the identifiable net assets acquired has been recorded as goodwill. For different accounting treatment starting January 1, 2009, see also z(iii).

e.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash and have original maturities of three months or less at the date acquired.

Cash that is restricted as to withdrawal or usage is presented as a separate line item in the balance sheet as restricted cash.

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

Certain marketable securities accounted for under SFAS No. 115 ‘‘Accounting for Certain Investments in Debt and Equity Securities’’, (‘‘SFAS 115’’) are classified as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, and a decline in value which is considered as other than temporary, are included in the consolidated statement of operations. The Company considers a decline in value to be other than temporary with regard to available-for-sale marketable debentures when the fair value is lower than cost for a continuing period which exceeds six months when no indicators to the contrary exist and

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

when the Company does not intend to hold the debentures until maturity. When computing realized gain or loss, cost is determined on an average basis.

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. During 2007, 2006 and 2005, all marketable securities covered by Statement of Financial Accounting Standard No. 115 ‘‘Accounting for Certain Investments in Debt and Equity Securities’’ were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

FASB Staff Position (‘‘FSP’’) No. 115-1, ‘‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment’’ (‘‘FSP 115-1’’) and SAB Topic 5M ‘‘Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities’’ provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in an other-than temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (‘‘EITF’’) Issue No. 03-1, ‘‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’’ (‘‘EITF 03-1’’) while retaining the disclosure requirements of EITF 03-1 which the Company adopted in 2003.

h.	Inventories and contracts in progress

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items and technological obsolescence.

Cost is determined as follows:

Raw materials – using the ‘‘first in, first out’’ method.

Products in process – represents the cost of production in progress;

Finished Products – on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs. Cost is measured on an average basis.

i.	Investments in companies

Investments in common stock or in-substance-common stock of entities in which the Company has significant influence but less than a controlling voting interest are accounted for using the equity method (‘‘affiliated companies’’) (see below for provisions of EITF 02-14). Significant influence is presumed to exist when the Company holds between 20%-50% of the investee’s voting instruments. However, whether or not the Company has significant influence depends on evaluation of certain factors including among others, the Company’s representation on the investee’s board of directors, agreements with other shareholders, additional voting rights, participation in policy making processes, existence of material intercompany transactions, technological dependency and the extent of ownership by the Company in relation to the concentration of other shareholders.

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

In July 2004, the Emergency Issued Tax Force (‘‘EITF’’) reached a consensus on Issue No. 02-14, ‘‘Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock’’ (‘‘EITF 02-14’’). EITF 02-14 states that the Company must apply the equity method of accounting to investments in common stock and in in-substance-common stock if it has the ability to exercise significant influence over the operating and financial policies of the investee.

EITF 02-14 defines in-substance-common stock as an investment with similar risk and reward characteristics to common stock.

The Company applies EITF 02-18 ‘‘Accounting for Subsequent Investments in an Investee after suspension of Equity Method Loss Recognition’’ (‘‘EITF 02-18’’) in cases where the Company suspended equity method loss recognition in a certain investee, and it subsequently invests in the aforementioned investee (not resulting in the ownership interest increasing from one of significant influence to one of control). If the additional investment, in whole or in part, represents, in substance, the funding of prior losses, the Company recognizes previously suspended losses up to the amount of the additional investment determined to represent the funding of prior losses. Whether the investment represents the funding of prior losses, however, depends on the facts and circumstances.

According to EITF 99-10, percentage used to determine the amount of equity method losses, in circumstances where the Company’s ownership in an affiliate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular affiliate’s security or loan held by the Company to which the equity method are being applied.

The excess of the investment over the proportional fair value of net tangible assets of the investee is attributed to technology and other identifiable intangible assets and the residual amount invested is allocated to goodwill. Technology and other identifiable intangible assets are amortized over a weighted averaged period of approximately 11 years, commencing from the acquisition date. Goodwill embedded in an equity method investment is not amortized. Instead it is subject to an other than temporary impairment assessment together with the entire carrying value of the investment.

Gains arising from issuance of common or in substance common shares by affiliated companies to third parties are recorded as income in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to Staff Accounting Bulletin (‘‘SAB’’) No. 51 ‘‘Accounting for Sales of Stock by a Subsidiary’’.

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

investments in non-marketable companies that are not common stock or in-substance common stock, are presented at cost.

Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, budget versus actual results, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, failure of research and development efforts, extremely negative deviation from the business plan, credit defaults, specific conditions affecting the investment such as in the industry or in geographic area and subsequent rounds of financings at an amount below the cost basis of the investment. This list of factors is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. See also note 8(3)a and b.

j.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Building (*)	4
Computers, Machinery and Furniture	6 – 33 (mainly 33%)
Motor vehicles	15
Leasehold improvements	over the term of the lease

(*)	The building was sold during 2007, see also note 9.

k.	Impairment and disposal of long-lived assets

The Company and its subsidiaries’ long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’ (‘‘SFAS 144’’), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. Assets held for sale are reported at the lower of their carrying amount or fair value less costs to sell. During 2005-2007 no impairment losses have been identified.

l.	Intangible assets

Intangible assets include mainly technology, costumer relationships, goodwill and other identifiable intangible assets acquired in connection with a businesses combination. Technology and other identifiable intangible definite lived assets are amortized over their estimated useful lives.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company evaluates the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

Under SFAS No. 142 ‘‘Goodwill and other Intangible Assets’’ (‘‘SFAS 142’’) goodwill and intangible assets with indefinite lives are no longer amortized but instead are tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of the unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit .

Fair value of the company’s reporting unit is determined, inter alia, using market related capitalization.

In 2005 when performing the first phase of the goodwill impairment test, the fair value of the systems and projects segment (reporting unit) of Elron Telesoft Ltd. and Elron Telesoft Export (‘‘The ET Group’’), which is included in discontinued operations, was found to be lower than its carrying value. Therefore the second phase of the goodwill impairment test was then performed and as a result goodwill was written down by $1,300 in 2005. The fair value of the reporting unit was determined using the discounted cash flow method. Significant estimates used in the discounted cash flow methodology include estimates of future cash flows, future short-term and long-term growth rates and discount rates. The Company performs its annual impairment tests during the fourth fiscal quarter of each year.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

m.	Convertible Debentures and Options to Convertible Debentures

The company has elected pursuant to FAS 155, to present the Convertible Debentures and the Options to Convertible Debentures issued by Starling, at their fair value, in the balance sheet and the changes in their fair value is charged to the state of operations as finance income or expenses, net. See also note 3.e.

n.	Revenue recognition

The Company’s subsidiaries (including former subsidiaries which results are included in discontinued operations) sell software license support and services systems and disposable medical products.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Software sales are accounted for in accordance with Statement of Position (SOP) 97-2, ‘‘Software Revenue Recognition,’’ as amended. Other product sales and revenues are accounted for in accordance with SAB No. 104, ‘‘Revenue Recognition in Financial Statements’’ (‘‘SAB 104’’).

Revenues from license fees or product sales are recognized when persuasive evidence of an arrangement exists delivery of the product has occurred, the fee is fixed or determinable, no significant obligation exist and collectibility is probable.

When the products are sold with a warranty (up to one year), a provision is recorded at the time of sale for probable costs, in connection with the warranties, based on the Company’s subsidiaries’ experience and estimates.

Revenues from software licenses that require significant customization, integration and installation (included in discontinued operations) are recognized based on SOP 81-1, ‘‘Accounting for Performance of Construction Type and Certain Production – Type Contracts’’, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is measured by the efforts expended method based on the ratio of hours performed to date to estimated total hours at completion. Anticipated losses on contracts are charged to earnings when identified. Estimated gross profit or loss from contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Revenues derived from software licensing arrangements based on new technology, in which the Company’s subsidiary does not have sufficient prior experience and estimates are not reasonably determinable, are recognized using the completed-contract method.

Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

Revenues from cost plus service agreements are recognized as the services are performed, based on the costs incurred.

o.	Research and development costs

Research and development costs, net of grants received, are charged to the statement of operations as incurred. SFAS No. 86, ‘‘Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed’’ requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the subsidiaries’ product development process, technological feasibility is established upon completion of a working model. Costs, incurred by the Company’s subsidiaries between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

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

Research and development grants received by certain of the Company’s subsidiaries in 2007 amounted to $1,038 (2006 – $1,982, 2005 – $1,528).

r.	Income taxes

1.	The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, ‘‘Accounting for Income Taxes’’ (‘‘Fas 109’’). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined for loss carryforwards and other temporary differences between financial reporting and tax bases of assets and liabilities, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

2.	In July 2006, the FASB issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to ‘‘FAS 109’’. This includes tax positions considered to be ‘‘routine’’ as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. (See also note 14).

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 is reported as an adjustment to the opening balance of retained earnings. The adoption of FIN 48, as of January 1, 2007, did not have any effect of the Company’s retained earnings and financial position.

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

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Stock based compensation

Effective January 1, 2006 (‘‘the effective date’’), the Company applies SFAS No. 123(R), ‘‘Share-Base Payment’’ (‘‘SFAS 123(R’’), which is a revision of FASB Statement No. 123, ‘‘Accounting for Stock-Based Compensation’’ (‘‘SFAS 123’’). SFAS 123(R) requires the measurement and recognition of compensation expenses based on estimated fair value for all shared based payment awards made to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (‘‘SAB 107’’) relating to SFAS 123(R).

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

Previously, effective January 1, 2003 the Company and its subsidiaries adopted the fair-value-based method of accounting for share-based payments based on the provisions of SFAS 123, using the prospective methods described in SFAS 148, ‘‘Accounting for Stock- Based Compensation – Transition and Disclosure’’.

Because 1) SFAS 123(R) must be applied not only to new awards but also to previously granted awards that are not fully vested on the effective date, 2) the Company adopted SFAS 123 using the prospective transition method (which applied only to awards granted, modified or settled after January 1, 2003), and 3) prior to January 1, 2006, the Company’s affiliated companies applied APB 25 whereby compensation cost is measured based on the intrinsic value of the options granted, compensation cost for some previously granted but unvested awards in the Company, its subsidiaries and in its affiliated companies that were not previously determined at fair value, are measured and recognized under the provisions of SFAS 123(R) starting in 2006.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The expense related to stock-based employee compensation included in the determination of net income for 2005, is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS 123. If the Company, its subsidiaries and its affiliated companies had elected to adopt the fair value recognition provisions of SFAS 123 as of its original effective date, pro forma net income and pro forma basic and diluted net income per share would be as follows:

Year ended December 31, 2005
Net income, as reported	$47,335
Add: Stock-based employee compensation expense included in reported net income	347
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	2,739
Pro forma net income	$44,943
Net income per share:
Basic – as reported	$1.61
Basic – pro forma	1.53
Diluted – as reported	1.60
Diluted – pro forma	1.52

The Company recognizes compensation expenses for the value of its awards over the requisite service period of each of the awards using the straight line method.

The fair value of stock options for the Company was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2007, 2006 and 2005:

	2007	2006	2005
Risk-free Interest Rate	4.61%	4.75%	4.75%
Expected Dividend Yield[1]	0%	0%	0%
Expected Volatility[2]	33%	38%	38%
Expected Lives[3]	4.25	2.8	2.8

1	According to the Company’s 2003 option plan, the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed per share. Accordingly, the Company, when calculating fair value of the options based on the Black-Scholes option-pricing model, assumes a 0% dividend yield.
2	The Company used its historical volatility over the period of the expected lives of the options.
3	The Company determined the expected life of the options according to vesting and exercise terms of the options based on its past experience and used the ‘‘simplified’’ method when applicable.

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

option-pricing model. The fair value of the call option is recorded as a liability and changes in the liability are recorded as compensation expenses in the statement of operations.

u.	Comprehensive income

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders equity that under generally accepted accounting principles are excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available for sale securities and foreign currency translation adjustments (See Note 24).

v.	Severance pay

The Company’s and some of its subsidiaries’ liability for severance pay, with respect to their Israeli employees, is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company’s liability for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

Some subsidiaries agreements with employees, specifically state, in accordance with section 14 of the Severance Pay Law – 1963, that the Company’s contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, for companies which have signed section 14, related obligation and amounts deposits on behalf of such obligation, are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements.

Severance pay expenses for the years ended December 31, 2007, 2006 and 2005 amounted to $920, $833 and $354, respectively.

Severance pay expenses for the year ended December 31, 2005 presented in the discontinued operations amounted to $28.

w.	Discontinued operations

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

x.	Fair value of financial instruments

SFAS No. 107, ‘‘Disclosure about Fair Value of Financial Instruments’’, requires disclosure of an estimate of the fair value of certain financial instruments. The Company’s financial instruments consist of cash and cash equivalents, marketable securities, short-term deposits

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

and debentures, trade receivables, other receivables, trade payables, other payables and short-term and long-term bank loans. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2007 and 2006, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

The carrying amounts of loans to and investments in non-public companies which were presented as investment in other companies, were $70,753 and $66,750 at December 31, 2007 and 2006, respectively, and they represent the original cost, net of any impairment charges since the dates of acquisition.

The estimated fair value of these companies’ investments is not presented due to the lack of a quoted market price.

y.	Concentrations of credit risk

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable debentures and trade receivables.

Cash and cash equivalents and bank deposits are invested mainly in U.S. dollars with major banks in the United States and Israel. 69% of marketable debentures are debentures of U.S. government agencies with high credit quality and with limited amount of credit exposure to any U.S agency. The other 31% are corporate debentures with high credit quality and with limited amount of credit exposure to any corporation. Accordingly, the Company’s management believes that minimal credit risk exists with respect to these investments.

Trade receivables are derived from sales to major customers located primarily in the U.S, Europe and in Asia. The Company’s subsidiary performs ongoing credit evaluations of their customers and obtain letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is recognized with respect to those amounts that were determined to be doubtful of collection.

As of the balance sheet date there is no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

z.	Recently issued accounting pronouncements

i.	In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements’’. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. The Company will adopt SFAS No. 157 effective on January 1, 2008. The adoption of SFAS 157 is not expected to have material effect on the Company’s financial statements.

In February 2008, the FASB issued FASB Staff Position FSP 157-2, ‘‘Effective Date of FASB Statement No. 157’’ (‘‘FSP 157-2’’). FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The Company is currently evaluating the impact that SFAS No. 157 will have on its

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

consolidated financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

ii.	In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’ (‘‘SFAS No. 159’’), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value which will be determined according to SFAS 157 mentioned above. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company believes that the adoption of SFAS No. 159 will not have any significant effect on the Company’s financial statements, results of operations or financial position, since the Company will not apply the fair value option for its existing assets and liabilities as of January 1st 2008.

iii.	In December 2007, the FASB issued SFAS 141(R), ‘‘Business Combinations’’ (‘‘SFAS 141(R)’’). This Statement replaces SFAS 141, ‘‘Business Combinations’’, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) also amends SFAS No. 109, ‘‘Accounting for Income Taxes’’, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things; provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141R is not expected to have any effect on accounting for current subsidiaries.

iv.	In December 2007, the FASB issued SFAS 160, ‘‘Noncontrolling Interests in Consolidated Financial Statements’’ (‘‘SFAS 160’’). SFAS 160 amends ARB 51, ‘‘Consolidated Financial Statements’’, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008.

v.	In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (‘‘SAB 110’’), which, effective January 1, 2008. SAB 110 amends and replaces Staff Accounting Bulletin No. 107 (‘‘SAB 107’’), Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a ‘‘simplified’’ method in developing an estimate of expected term of ‘‘plain vanilla’’ share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the ‘‘simplified’’ method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the ‘‘simplified’’ method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the ‘‘simplified’’ method for ‘‘plain vanilla’’ awards in certain situations. The SEC staff does not expect the ‘‘simplified’’ method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.

The adoption of SAB 110 would not have any effect on the Company’s financial statements.

vi.	In March 2008, the FASB issued SFAS No. 161, ‘‘Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133’’. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements.

vii.	In May 2008, the FASB issued SFAS No. 162, ‘‘The Hierarchy of Generally Accepted
Accounting Principles’’. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, ‘‘The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles’’. The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-    BUSINESS COMBINATIONS AND SALE OF BUSINESSES

a.	Elron Telesoft

On December 29, 2005, Elron sold all of its shares of Elron Telesoft Ltd. and Elron Telesoft Export (‘‘The ET Group’’) to ECtel Ltd. (NASDAQ: ECRX) for $2,100. The above transaction resulted in an immaterial gain (due to previous impairment charges which were recorded on the ET Group assets).

According to SFAS 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component. The business sold by the ET Group met the criteria for reporting discontinued operations and therefore the results of operations of the business for the periods presented and the gain on the sale had been classified as discontinued operations in the statement of operations.

b.	Galil

Galil Medical Ltd. (‘‘Galil’’) develops, manufactures and markets cryotherapy platform incorporating powerful freezing technology and proprietary needle design for minimally invasive treatments for various clinical applications.

On December 8, 2006 Galil has completed a $40,000 financing in consideration for 74,962,166 preferred A1 shares, led by U.S. venture capital funds namely, Thomas, McNerney & Partners, The Vertical Group and Investor Growth Capital (the ‘‘new investors’’). As part of the financing round, the new investors purchased shares from certain existing shareholders of Galil, for approximately $8,000 of which approximately $2,650 were purchased from Elron’s subsidiary, RDC. In addition, loans in the amount of approximately $3,600 previously granted to Galil by Elron, RDC and DIC, were converted into 6,746,596 preferred A2 shares of Galil of which Elron’s share was approximately $1,400 and RDC’s share was approximately $800. The sale of the shares in RDC and the conversion of the loans granted by RDC and Elron were done as part of the same transaction. Accordingly, only the cash received in excess of the converted loans represents consideration for the sale of Galil’s shares by RDC. As a result, a gain in the amount of approximately $600 was recorded ($0 net of minority interest since the converted loans exceeded the cash received on a consolidated basis).

Following the above transactions, Elron and RDC holds approximately 12% and 17%, respectively, of Galil’s outstanding shares. As a result of the decrease in Elron’s and RDC’s interest in Galil, Elron ceased to consolidate Galil’s financial statements.

On December 8, 2006 Galil also completed the sale of its 25% interest in Oncura Inc (‘‘Oncura’’) to Oncura’s 75% shareholder, and purchased from Oncura the urology related cryotherapy business for a net consideration of $20,000. Following the transaction, the cryotherapy business is solely owned and operated by Galil. Galil recorded the additional 75% of the cryotherapy business purchased, based on its fair value (determined as the consideration paid). As a result of the sale of Oncura and the purchase of the cryotherapy business, Galil recorded loss in the amount of approximately $1,700 (not including transaction costs). Elron’s share in the above loss amounted to approximately $600, included as part of the line item ‘‘Equity in losses of affiliated companies’’ in the statements of operations.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-    BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

c.     Enure

1.	On October 2, 2005, Elron completed an investment of approximately $4,000 in Enure (‘‘Enure’’), in consideration for 8,547,600 Series A preferred shares (‘‘The 2005 investment’’). Enure is an Israeli software company engaged in developing unique solutions in the field of broadband services management and home networks. Following Elron’s above investment, Elron holds approximately 44% of Enure, on a fully diluted and on an as converted basis (approximately 57% on an outstanding basis). After the completion of the 2005 investment, Elron controlled Enure. Therefore, Enure’s financial statements were consolidated in the Company’s consolidated financial statements. The majority of the purchase price was allocated to cash and other monetary current assets and liabilities.

2.	On August 10, 2006, Enure completed an additional $4,000 financing round (‘‘the additional financing round’’), of which Elron invested $500 and a new investor invested $3,500. This round was a continuation to the 2005 investment. As a result of the additional financing round, Elron’s interest in Enure decreased from 44% to 34% on a fully diluted basis and on an as converted basis, respectively (and to approximately 41% on an outstanding basis), resulting in Elron ceasing to control Enure. The aggregate investment in Enure in the amount of $8,000 was in consideration for 17,095,200 Series A preferred shares, of which Elron received 9,616,050 Series A preferred shares of Enure.

After the additional financing round Enure was considered to be a variable interest entity, however, the Company was not the primary beneficiary of Enure. In addition, as a result of the decrease in Elron’s interest in Enure occurred as a result of the additional round, and since Elron was not the primary beneficiary of Enure, Elron ceased to consolidate Enure’s financial statements following the additional financing round. (See also note 8(3)l.).

d.	3DV

3DV Systems Ltd. (‘‘3DV’’) develops a unique video camera technology capable of capturing the depth dimension of objects in real time.

On December 12, 2006, 3DV completed a financing round of $20,100, led by new investors, Kleiner Perkins Caufield & Byers, a leading U.S venture capital fund, and Pitango Venture Capital, a leading Israeli venture capital fund. The investment was in two installments, the first of which was in the amount of $9,000, in consideration for 2,077,387 preferred B shares, which was invested immediately and the second installment will be invested upon completion of a milestone as defined in the share purchase agreement. As part of the first installment Elron and RDC invested together an amount of approximately $1,100 and converted $5,100 previously granted loans, all in consideration for 1,409,853 preferred B shares (of which Elron’s share was 587,207 preferred B shares and RDC share was 822,646 preferred B shares). Elron and RDC also converted previously granted loans in the amount of approximately $950 to 179,665 preferred A shares. Following the completion of the investment, Elron’s and RDC’s holdings in 3DV, decreased from 29.9% and 44.8% to approximately 21.7% and 31.7%, respectively, of the shares of 3DV on a fully diluted and on an as converted basis (from approximately 35.7% and 53.5% to approximately 25.7% and 37.5%, respectively, on an outstanding basis and on an as converted basis). Following the new financing round, since 3DV is not considered a VIE and since Elron does not control 3DV,

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-    BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

Elron ceased to consolidate 3DV’s financial statements and the investment in 3DV was accounted for under the equity method. Since the Company’s and RDC’s investment and conversion of loans was to preferred B shares and since the Company’s and RDC’s investment in the converted loans was reduced to zero through the losses of 3DV, gain in the amount of $3,500 ($2,500 net of minority interest) was recorded in 2006 in order to reflect its share in the preferred B share capital.

e.    Starling

On June 13, 2007, Starling Advanced Communications Ltd. (‘‘Starling’’), then a 72.5% subsidiary of Elron, completed an initial public offering on the Tel Aviv Stock Exchange (TASE) in Israel of shares and convertible securities (convertible, bearing annual 6% interest and NIS, (‘‘New Israeli Shekels’’) Israeli CPI linked debentures (‘‘Convertible Debentures’’)) and options to the Convertible Debentures (‘‘Options to Convertible Debentures’’) in consideration for aggregate gross proceeds of approximately NIS 57,000 (approximately $14,000). An amount of approximately $7,300 (amount denominated in NIS) proceeds from the issuance of the Convertible Debentures is restricted and will be released from the restrictions and used by Starling upon achieving certain milestones, no later than November 30, 2008. Elron invested approximately $4,000 as part of the offering in consideration for 619,700 ordinary shares, 8,675,800 convertible debentures and 86,758 options to convertible debentures. In addition, immediately prior to the offering, existing shareholders of Starling, including Elron and its subsidiary, RDC, converted shareholder loans in the amount of approximately $6,500 into 6,488,783 ordinary shares and 393,126 Options to Convertible Debentures. Following the offering, Elron’s consolidated holdings (directly and through RDC) in Starling’s outstanding shares decreased from 72.5% to approximately 68%. Since Elron still has control over Starling, Elron continues to account for Starling as a consolidated subsidiary.

The restricted cash amounted as of December 31, 2007 to $7,642 and bears interest at the rate of 3.95%.

According to SFAS No. 133 ‘‘Accounting For Derivative instruments And Hedging Activities’’ (‘‘FAS 133’’) as amended by SFAS 155 ‘‘Accounting For Certain Hybrid Financial Instruments’’ (‘‘FAS 155’’) and according to FASB staff position FAS 150-5 ‘‘Issuer’s Accounting under FASB statement No. 150 for Freestanding Warrants and Other Similar Instruments on Share that are Redeemable’’ the Convertible Debentures and the Options to Convertible Debentures is to be presented, in each reporting period, at their fair value in the balance sheet and the changes in fair value will be charged to the statement of operations as finance income (loss) finance income or expenses, net. As of December 31, 2007 the minority portion in the Convertible Debentures and in the Options to Convertible Debentures amounted to $5,549 and $830, respectively. The Convertible Debentures and the Options to Convertible Debentures held by the minority were presented as part of short term liabilities in the consolidated balance sheets.

Starling is considered a development stage Company. Accordingly, the changes in Elron’s proportional shares of Starling’s equity, resulting from the decrease in Elron’s shares in Starling, have been accounted for as an equity transaction in accordance with SAB 51 and as a result a capital reserve of approximately $3,300 (approximately $2,480 net of minority interest) was recorded. See also note 15(d)5.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-    BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

f.	Medingo

In November 2007 (‘‘the closing date’’), Medingo Ltd. (‘‘Medingo’’), then wholly owned by RDC, completed a financing round of approximately $29,000 in consideration for 74,966 series A preferred shares pursuant to which Elron undertook to invest $22,200 and was granted an option to invest an additional $1,900 and Radius Ventures, a U.S. venture capital fund (‘‘Radius’’) and others, undertook to invest $5,100. The investment was in two installments the first, in the amount of $16,700 of which Elron invested $14,200 (including $4,200 conversion of convertible loans, previously granted to Medingo by Elron and $950 as a result of the exercise of the option granted to Elron) and Radius invested $2,500.

In addition RDC also converted previously granted loans of approximately $2,000 into ordinary shares of Medingo.

All the shares in consideration for the $29,000 were issued at the closing date and the unpaid portion of the shares were held in trust pending the second installment.

As a result of the above investment, Elron and RDC hold 29% and 49%, respectively of Medingo’s shares on a fully diluted basis and on an as converted basis (34% and 58%, respectively on an outstanding basis and on an as converted basis).

The excess of the purchase price over the share in the equity acquired by the Company on a consolidated basis with RDC amounted to $2,300 and was allocated to in process research and development activities (‘‘IPR&D’’).

The write off of the IPR&D is included as part of ‘‘amortization of intangible assets and acquired in-process – research and development write-off’’ in the statement of operations.

Since Elron controls Medingo, Elron continues to consolidate Medingo’s financial statements in Elron’s consolidated financial statements.

The agreement provided that Elron was entitled to transfer all or a portion of its unpaid shares in the amount of up to $9,000, and the rights related thereto to Rafael Advanced Defense Systems Ltd. (‘‘Rafael’’), (the other shareholder of RDC) and/or to RDC, in each event, at Rafael’s discretion and instruction.

Dring February 2008, subsequent to the balance sheet date, Elron, Rafael and RDC, executed an agreement according to which Rafael agreed to transfer $9,000 to RDC for the purpose of investing in Medingo, and Elron agreed to assign a portion of its investment in Medingo in the amount of $9,000 which it already invested as part of the first installment, to RDC such that $18,000 of the total investment in Medingo will be considered an investment by RDC.

During February 2008, RDC, Elron and Radius and others invested the second installment in the amount of $9,000, $1,000 and $2,550, respectively.

As a result of the above agreement Elron’s and RDC’s holdings in Medingo are 7% and 70%, respectively on a fully diluted basis and on an as converted basis and 9% and 84%, respectively on an outstanding basis and on an as converted basis.

Medingo is developing solutions specifically for the needs of insulin-dependent diabetic patients. Medingo’s device is a miniature dispensing patch, which is convenient, easy to use, discreet and more cost-effective than standard insulin pumps.

The minority interest presented in the balance sheet, includes an amount of $5,100 which was invested by Radius and others as above mentioned.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-    BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

g.	Sync-Rx

In December 2007, RDC completed a new investment in its group company, Sync-Rx Ltd., (‘‘Sync-Rx’’) which was incorporated by RDC in the amount of $5,000 in two installments, of which $2,500 was invested in January 2008, and the balance will be invested in December 2008. RDC holds following this investments approximately 76% on a fully diluted basis and on as converted basis. As a result, Elron’s holdings in Sync-Rx, indirectly through RDC is 38%. Sync-Rx developing and introducing major improvements in the efficacy, safety and simplicity of trans-catheter cardiovascular interventions. Since RDC controls Sync-Rx, Elron consolidated Sync-Rx financial statements in Elron’s consolidated financial statements.

NOTE 4:-    CASH AND CASH EQUIVALENTS

Includes bank deposits in U.S. dollars, bearing an annual weighted average interest rate of 4.66% per annum (December 31, 2006 – 5.08%) and bank deposits denominated in NIS bearing an annual weighted average interest rate of 3.67% per annum (December 31, 2006 – 4.26%).

NOTE 5:-    SHORT-TERM INVESTMENTS

	Annual Weighted Average Interest rate as of December 31, 2007	December 31,
	%	2007	2006
Certificate of deposits		—	9,082
Bank deposits	5.01	16,900	10,835
		$16,900	$19,917

NOTE 6:-    AVAILABLE FOR SALE MARKETABLE SECURITIES

	Annual Weighted Average Interest rate as of December 31, 2007	December 31,
	%	2007	2006
Available-for-sale securities:(1)(2)
U.S. government agencies and corporate debentures	5.18	$29,730	$55,862

(1) Includes unrealized income		$437	$437
(2) Includes unrealized loss		$(186)	$(38)

*)	In 2006 unrealized losses in the amount of $519, were reclassified as financing loss due to an other than temporary decline in value of certain securities.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

	December 31, 2007 Maturities
As of December 31, 2007:
Available-for-sale securities:
Due in one year or less	$18,816	(*)
Due after one year to three years	7,632
Due after three years to five years	1,337
Due after five years to ten years	1,945
	$29,730

(*)	After the balance sheet date, approximately $17,000 available for sale marketable securities were sold.

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES

a.	Affiliated companies are as follows:

		December 31,
		2007	2006
	Note	Consolidated % of outstanding share capital
Given Imaging	7d(1)	27.4	25.4
ChipX	7d(2)	29.1	28.7
Wavion	7d(3)	49.5	38.0
Oren Semiconductors	7d(4)	—	—
Galil	3b	29.0	29.0
3DV	3d	63.2	63.2
NetVision	7d(5)	16.0	36.1
Ellara (formerly – AMT)	7d(6)	36.6	33.7
Oncura	7d(7)	—	—
Pulsicom	—	—	18.2
Notal Vision	—	23.3	23.3
CellAct	—	—	45.0
Aqwise	7d(8)	34.0	—
Radlive	7d(9)	29.1	—
Journeys	7d(10)	—	—

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

b.    Composition of investments:(1)(2)

	December 31
	2007	2006
Given Imaging	89,969	72,525
Netvision	30,293	13,119
Galil	1,069	6,158
Others	10,020	8,590
	$131,351	$100,392

(1)Includes loans and convertible loans (bearing a weighted average interest rate of 6.58% per annum (December 31, 2006 – 6.74%))	$1,486	$1,066
(2)Difference between the carrying amounts of investments and the Company’s share in the net equity of affiliates, generally attributed to technology, goodwill and other intangible assets	$63,417	$50,701

c.	Fair market value of publicly traded companies:

		December 31
		2007	2006
	Stock Exchange	U.S. dollars in millions
Given Imaging	Tel-Aviv and NASDAQ	$186.1	$141.0
Netvision	Tel-Aviv	53.0	54.2

d.	Additional information

1.	Given

Given Imaging Ltd. (‘‘Given’’), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules.

a.	During 2005 a former senior employee of RDC exercised options previously granted to him, and purchased from RDC 70,200 shares of Given in consideration for approximately $12 and the elimination of the related liability previously recorded in RDC’S books. As a result, RDC recorded a gain of approximately $1,200 (net gain of approximately $500 net of tax and minority interest).

b.	During August 2006 and May 2007, Elron purchased, in a series of open market transactions, 539,721 and 717,366, respectively, ordinary shares of Given, for an aggregate purchase consideration of approximately $10,000 and $18,700 respectively. As a result of the transactions, Elron’s direct and indirect ownership interest in Given increased from approximately 19.3% to approximately 21.2% and 23%, respectively, of Given’s outstanding ordinary shares.

In parallel transactions, DIC, purchased the same number of shares of Given for the same aggregate consideration in both transactions, increasing its holdings from approximately 12.4% to approximately 14.3% and 16%, respectively, of Given’s outstanding ordinary shares.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

The excess of the purchase price over the Company’s share in the equity acquired amounted to approximately $8,100 and $16,100, respectively, and was allocated as follows: approximately $6,300 and $8,300, respectively, to intangible assets other than goodwill, such as customer relationships and technology, approximately $1,000 and $1,400, respectively, to IPR&D and approximately $800 and $6,400, respectively, to goodwill. The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 10.5 and 10 years, respectively.

The amount allocated to IPR&D was charged immediately to the statements of operations in accordance with FASB Interpretation No. 4, ‘‘Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method’’ (‘‘FIN 4’’). The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item ‘‘Equity in losses of affiliated companies’’ in the statements of operations of 2006 and 2007.

c.	As of December 31, 2007 the Company holds directly and indirectly approximately 23% of the shares of Given on a fully diluted basis.

d.	On June 20, 2008, subsequent to the balance sheet date, Elron completed a tender offer and purchased 1,462,640 ordinary shares of Given, representing 5% of the then issued outstanding Given’s shares, for $16.54 per share, net to the seller in cash, less any required withholding taxes and without interest, for an aggregate amount of approximately $24,200. Following the completion of the tender offer, the company holds, together with RDC, approximately 32.4% of the issued and outstanding Given shares, or approximately 27.8% Elron’s direct and indirect ownership interest in Given.

2.	ChipX

ChipX Incorporated (‘‘ChipX’’) is a manufacturer of late stage programmable structured ASICs (application-specific integrated circuits). In May 2006, ChipX completed a private placement round from existing shareholders of $6,000, of which Elron invested approximately $2,300.

In February 2007, ChipX, completed the acquisition of the US ASIC (application specific integrated circuits) business assets of Oki Semiconductor Company, a division of Oki America Inc. In addition, ChipX and Oki Semiconductor have signed a collaboration agreement which will enable ChipX to gain access to Oki Semiconductor’s technology, libraries and foundry services. In April, 2007 ChipX completed a private placement of $4,000 from existing shareholders, of which Elron invested $1,300. The proceeds will be used mainly to finance ChipX sales and marketing activities in connection with the acquisition of the US ASIC business of Oki Semiconductors. As a result of the above-mentioned transactions, Elron holdings in ChipX is 23% on fully diluted basis and on as converted basis.

3.	Wavion

Wavion is a developer of broadband wireless access systems for Wi-Fi networks. In each of 2005 and 2006, Elron invested approximately $1,400 in Wavion Inc. (‘‘Wavion’’) in consideration for 1,696,728 Series B preferred shares in each year, out of an aggregate amount of $3,600 invested each year in Wavion by existing shareholders. As a result Elron’s share in Wavion increased from 37.5% to 37.8% in 2005 and to 38% in 2006.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

During the third quarter of 2007, Elron together with certain other stockholders (‘‘Participating Stockholders’’) signed a stock purchase agreement (the ‘‘Series A purchase agreement’’) with Wavion relating to an aggregate investment of up to $10,000, in three separate installments, of which an aggregate of $3,600 was invested immediately in consideration for Series A preferred shares, of which Elron invested approximately $1,700. The remaining balance of the investment may be invested by the Participating Stockholders pro rata to their holdings in Wavion, in two installments, during the fourth quarter of 2007 (subsequently delayed to the first quarter of 2008) and the second quarter of 2008 respectively. As part of the financing, all previously existing series of preferred shares were converted into ordinary shares. In addition, the Participating Stockholders purchased the shares held by another shareholder in Wavion on a pro-rata basis.

Wavion is considered to be a variable interest entity. However, the Company is not the primary beneficiary of Wavion, and accordingly has not consolidated Wavion. As of
December 31, 2007, the Company has no exposure to loss as a result of its investment in Wavion since it is presented in a negative amount.

During March 2008, subsequent to the balance sheet date, Elron together with another shareholder of Wavion completed the second installment of the Series A Purchase Agreement investing an aggregate of $3,200 of which Elron invested approximately $2,000, as well as purchased all the shares held by another stockholder in Wavion (‘‘Purchased Shares’’), of which Elron purchased 75% of the Purchased Shares, in consideration for 10% of the proceeds of the Purchased Shares from a future exit event, as defined in the definitive agreement. Following these transactions, Elron holds approximately 57% of the as converted outstanding share capital of Wavion.

4.	Oren

On June 10, 2005, Zoran Corporation (NASDAQ: ZRAN) (‘‘Zoran’’) completed the acquisition of Oren Semiconductors Inc. (‘‘Oren’’). Prior to the transaction, Zoran held approximately 17% of Oren. The consideration paid by Zoran to the other shareholders in Oren was determined based on a value of Oren of $53,500. Zoran paid approximately $44,600 in the form of cash and Zoran common stock for the remaining 83% of Oren. Upon completion of the transaction, Elron received cash of approximately $12,500 and Zoran common stock with a value of approximately $7,700 (based on the market price of Zoran shares on the date of completion). For the assurance of Oren’s representations in accordance with the agreement, an amount of approximately $1,900 out of the cash received was deposited in an escrow account, of which half was received in June 2006 and the second half received in June 2007.

As a result of the sale, Elron recorded a gain, in 2005, of approximately $19,700 (approximately $17,200 net of taxes).

In July 2005, Elron sold all shares of Zoran received by it in the aforementioned sale for approximately $8,800 and recorded a gain of approximately $1,100 (approximately $700 net of tax).

5.	NetVision

a.	NetVision provides Internet services and solutions in Israel and international telephony services through Voice over IP technology.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

b.	On May 19, 2005, Netvision completed its initial public offering on the Tel Aviv Stock Exchange in Israel of shares and convertible securities in consideration for the immediate net proceeds of approximately NIS 135 million (approximately $31,000). Out of the proceeds received, an amount of approximately NIS 38 million (approximately $8,600) was allocated to the shares and an amount of approximately NIS 97 million (approximately $22,400) was allocated to the convertible securities based on the relative fair value of such securities. Future proceeds from the exercise of options sold in the offering may amount to a maximum of approximately NIS 28.8 million (approximately $6,600). Elron and DIC each converted approximately $3,100 of loans into equity of Netvision immediately prior to the offering and $2,200 in loans was repaid to each Elron and DIC from the proceeds of the offering. As a result of the initial public offering, Elron’s interest in Netvision decreased from 45.7% to approximately 39% (27.4% on a fully diluted basis including all convertible securities), resulting in a gain of approximately $3,000.

c.	As a result of conversion of convertible debentures and exercise of employees options into Netvision common stock during 2006, Elron’s interest in Netvision decreased from 39.1% to 36.1%. Therefore, Elron recorded during 2006 a gain in the amount of approximately $1,800.

d.	On January 25, 2007, NetVision, then held 36% by Elron and 36% by DIC, completed the merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. (‘‘Barak’’) and the merger with GlobCall Communications Ltd. (‘‘Globcall’’), following which NetVision purchased from Barak shareholders all of Barak’s issued share capital in exchange for approximately 46.5% of NetVision’s share capital immediately after the transaction (‘‘Barak Merger’’), and from DIC, all of GlobCall’s issued share capital in exchange for approximately 7% of NetVision’s share capital immediately after the Barak Merger and the transaction (‘‘GlobCall Merger’’). The above mentioned exchange ratios were based upon company valuations, that were issued to the parties by independent appraisers, according to which NetVision’s value was estimated to be between 533 million NIS (approximately $122,000) and 621 million NIS (approximately $142,000), Barak’s value was estimated to be between 456 million NIS (approximately $105,000) and 529 million NIS (approximately $121,000), and GlobCall’s value was estimated to be between 67 million NIS (approximately $15,000) and 90 million NIS (approximately $21,000). Barak is a subsidiary of Clal Industries and Investments Ltd. (‘‘Clal’’). Elron, Clal and DIC, are part of the IDB group.

Following the transactions, Elron’s, DIC’s and Clal’s holdings in NetVision decreased to approximately 18%, 25% and 29%, respectively. The merger was recorded in NetVision’s financial statements based on the fair market value of NetVision ordinary shares issued, according to the purchase method of accounting (according to US GAAP). As a result of the Barak merger and GlobCall merger, Elron recorded gain of approximately $10,300 ($9,100 net of tax).

e.	During June and December 2007, NetVision raised in two private placements an amount of approximately 112,200 NIS (approximately $28,000). As a result, Elron’s holding in NetVision decreased to approximately 16%, resulting in a gain of approximately $2,400 ($1,900 net of tax).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

In addition, Elron recorded gain in the amount of approximately $1,100 ($800 net of tax) as a result of exercise of options and debentures in NetVision.

f.	As of December 31, 2007 the Company holds approximately 14% of the shares of Netvision on a fully diluted basis.

Elron continues to account for NetVision under the equity method of accounting as together with DIC and Clal, Elron has a significant influence over Netvision.

6.	Ellara (formerly – AMT) (Advanced Metal Technology Ltd.)

The Ellara group develops technologies and products based on amorphous metals. On June 8, 2006, Elron completed an investment of $5,000 in convertible A1 notes of Ellara, as part of a financing round of $14,000 led by Shamrock Israel Growth Fund, an Israeli private equity fund. The investment in Ellara was in two installments, the first of $2,500 was invested immediately. The second installment of $2,500 was invested during December 2006 (an amount of approximately $700) and during January 2007 (an amount of $1,800). In addition, Elron and other shareholders of Ellara converted previously granted loans in the amount of $1,000 into convertible A1 notes of Ellara, of which Elron’s share is $500. In connection and together with the above financing round, Ellara issued convertible A2 notes which are convertible into A-7 preferred shares to certain minority shareholders in its affiliates and subsidiaries, in consideration for their holdings in those companies (the ‘‘SWAP’’). The convertible A notes previously held by Elron and the convertible A2 notes issued as part of the SWAP have the same level of preference. Accordingly, and since the convertible A notes and A2 notes are considered in substance common stock, Elron recorded a gain of approximately $1,000 as a result of the SWAP transaction and the issuance of convertible A2 notes to third parties. Following the above financing round and SWAP, Elron’s holdings in Ellara decreased from approximately 41.8% to approximately 34% on an as converted basis.

On August 15, 2007, Elron completed an investment of $1,900 in convertible A3 notes of Ellara as part of a financing by the shareholders of Ellara in the aggregate amount of $2,600. The A3 notes rank prior to any other notes with regard to the liquidation preference rights. Following the above financing round, Elron’s holdings in Ellara increased from approximately 34% to approximately 37% on an as converted basis. In addition, in January 2008, subsequent to the balance sheet date, Elron invested an additional aggregate $1,000 in loans bearing an interest rate of LIBOR plus 3.5% per annum.

Since the investment in convertible notes is considered to be an investment that is in in-substance common stock, the investment in Ellara is accounted for under the equity method.

7.	Oncura

Oncura provided minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. Oncura was held 25% by Galil and 75% by GE. In 2005, due to an impairment of a certain intangible relating to a contract, Galil wrote down an amount of $1,700 ($800 net of minority interest), which is the unamortized portion of the investment amount allocated to the aforementioned intangible asset at the date of the investment in Oncura. In addition, in light of Oncura’s results, Galil recorded in 2006 and 2005 an impairment loss on the investment in Oncura

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

in the amount of $6,100 and $3,400, respectively (Elron’s share net of minority interest $2,500 and $1,400, respectively, due to an other than temporary decline in value of such investment. The impairment losses were presented in the statement of operations in the line item ‘‘equity in losses of affiliated companies’’. See also Note 3(b) regarding the sale of all of Galil holdings in Oncura.

8.	AqWise

On March 15, 2007, Elron completed the acquisition of approximately 34% of the outstanding ordinary shares of AqWise – Wise Water Solutions Ltd. (‘‘AqWise’’), an Israel-based water technology company, from Polar Investments Ltd. (TASE: PLR) and other existing shareholders in consideration for approximately $3,400.

AqWise headquartered in Israel with offices in Mexico, provides advanced biological wastewater treatment technologies. AqWise’s patented AGAR® (Attached Growth Airlift Reactor) technology increases capacity and nutrient removal in wastewater treatment plants, utilizing advanced bio film technology to be used in existing plants or in new plants with limited space.

The excess of the purchase price over the company’s share in the assets acquired and liability assumed amounted to approximately $3,400 and was allocated to intangible assets other then goodwill such as customers contracts and technology. The amounts allocated to the above intangible assets will be amortized on a straight-line basis over their weighted average expected useful life of 11 years.

Since the investment was in ordinary shares, the investment in AqWise is accounted for under the equity method of accounting under the provisions of APB 18.

9.    Radlive

On May 30, 2007 Elron completed a new investment of approximately $3,750 in Radlive Ltd. (‘‘Radlive’’), an Israeli company in consideration for 3,750,000 series A Preferred shares of Radlive. The aggregate financing round of $7,650 was jointly led by Elron and Gemini Israel Funds. As a result of the investment, Elron holds approximately 25% of Radlive’s equity on a fully diluted basis and on an as converted basis.

Radlive is engaged in the development of high definition telephony technologies and applications.

The excess of the purchase price over the company’s share in the assets acquired and liability assumed amounted to approximately $700 and was allocated to intangible assets other than goodwill such as technology. The amounts allocated to the above intangible assets will be amortized on a straight-line basis over their weighted average expected useful life of 5 years.

Since the investment in Preferred A shares is considered to be an investment that is in-substance common stock, the investment in Radlive is accounted for under the equity method.

10.	Journeys

On July 1, 2007, Elron completed a new investment by providing a convertible loan of $300 followed by an additional $300 convertible loan granted, on November 1, 2007, to Journeys Ltd. (‘‘Journeys’’). Journeys is engaged in the development of a casual internet multiplayer game appealing to a wide audience.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

e.	Summarized information

Summarized combined financial information is as follows:

	Given	Netvision	Galil	Ellara	Other
December 31, 2007:
Balance sheet information:
Current assets	$112,783	$115,295	$22,962	$4,040	$34,290
Non-current assets	64,533	207,269	30,085	3,463	8,900
Total assets	177,316	322,564	53,047	7,503	43,190
Current liabilities	37,787	95,664	7,906	3,021	18,056
Non-current liabilities	3,938	43,954	1,403	40,554	12,335
Minority interest	1,996	2,230	—	232	—
Redeemable preferred stock	—	—	—	—	53,071
Shareholders’ equity (deficiency)	133,595	180,716	43,738	(36,304)	(40,272)
Year Ended December 31, 2007:
Statement of operations information:
Revenues	$112,868	$293,112	$25,622	$4,833	$34,887
Gross profit	78,304	32,801	17,362	3,844	11,008
Net income	15,185	—	—	—	—
Net loss	—	(2,953)	(9,269)	(6,864)	(29,911)

	Given	Netvision	Ellara	Oncura(*)	Others
December 31, 2006:
Balance sheet information:
Current assets	$103,069	$48,854	$3,366	$—	$53,629
Non-current assets	55,108	47,961	4,467	—	36,460
Total assets	158,177	96,815	7,833	—	90,088
Current liabilities	24,054	34,499	4,323	—	15,918
Non-current liabilities	22,838	32,587	33,093	—	9,892
Minority interest	3,499	1,955	232	—	—
Redeemable preferred stock	—	—	—	—	44,919
Shareholders’ equity (deficiency)	107,786	27,774	(29,815)	—	19,359
Year Ended December 31, 2006:
Statement of operations information:
Revenues	$95,029	$94,026	$4,073	$41,664	$28,311
Gross profit	70,875	11,280	141	17,127	9,336
Net income	—	6,504	—	—	159
Net loss	(1,508)	—	(8,120)	(9,566)	(33,503)

(*)	Balance sheet data was not included, statement of operation information was included for the period of January 1, 2006 to December 8, 2006 – See note 3(b).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

	Given	Oncura	Others
Year Ended December 31, 2005:
Statement of operations information:
Revenues	$86,776	$72,063	$95,707
Gross profit	64,706	31,183	25,859
Net income	6,343	—	5,405
Net loss	—	(6,209)	(18,680)

f.	Goodwill and intangible assets embedded in investments

The annual estimated amortization expense relating to intangible assets embedded in investments accounted for under the equity method, which will be included in the line item ‘‘Equity in losses of affiliated companies’’ in the statement of operations, for each of the five years in the period ending December 31, 2012 is approximately $5,200.

The weighted average amortization period of the intangible assets is approximately 11 years.

At the balance sheet date, the Company has goodwill in the amount of $16,900 embedded in investments accounted for under the equity method.

g.	Impairment

As a result of an other-than-temporary decline in value of certain investments, the Company recorded impairment losses with respect to affiliated companies of $6,100 and $5,300 (including $1,700 relating to a certain intangible asset in an investee), in 2006 and 2005, respectively. Such impairment losses are included as part of the Company’s equity in losses of affiliated companies.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-    INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

	December 31
	2007		2006
Marketable securities presented as available-for-sale securities:(1)		2,965		1,465
Partnerships		2,503		3,329
Other investments and long-term receivables(2)(3)		68,250		63,421
	$$	73,718	$$	68,215

(1) Includes unrealized gains	$$	1,708	$$	920
(2)	During 2007 and 2006, Elron recorded impairment losses of approximately $9,200 and $600, respectively, in respect of certain investments and receivables. (see also note 8(3)b)
(3)	Other investments include mainly the following companies:

	December 31,
	Note	2007	2006
		% of outstanding share capital on an as converted basis
Jordan Valley	8(3)(a)	19.6%	27.8
Impliant	8(3)(b)	22.3%	22.3
Nulens	8(3)(c)	33.7%	29.0
Teledata	8(3)(d)	21.1%	21.1
Brainsgate	8(3)(e)	22.3%	22.3
Safend	8(3)(f)	26.0%	26.2
Neurosonix	8(3)(g)	16.5%	16.5
Atlantium	8(3)(h)	29.8%	31.2
BPT	8(3)(i)	18.8%	—
Pocared	8(3)(j)	17.4%	—
MuseStorm	8(3)(k)	24.4%	—
Enure	3c, 8(3)(l)	40.1%	40.1

(a)	Jordan Valley

Jordan Valley Semiconductor Ltd. (‘‘Jordan Valley’’) is an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry.

On October 16, 2007, Intel Capital, Intel’s global investment organization, has completed an $11,000 investment in Jordan Valley for 35,317 shares. Following the transaction, Elron holds approximately 20% of the outstanding shares of Jordan Valley.

Until the investment above Elron recorded its investment in Jordan Valley based on the cost method under the provisions of EITF 02-14. As a result of the above investment Elron no longer has the ability to exercise significant influence over the operating and financial policies of Jordan Valley and as a result, the investment in Jordan Valley is accounted for under the cost method according to the provisions of APB 18.

As a result of other than temporary decline in Elron’s investment in Jordan Valley, an impairment provision in the amount of approximately $900 was recorded.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-    INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

(b)	Impliant

Impliant Inc. (‘‘Impliant’’) is a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery. As a result of material adverse events in connection with Impliant’s main product, during clinical trials, which occurred during the third quarter of 2007 and the beginning of the fourth quarter of 2007, Impliant temporarily ceased FDA clinical trials and conducted a technical reassessment of its main product and surgical technique used. After the completion of the reassessment, Impliant expects to renew its clinical trials through the end of 2008, which could cause a delay in bringing its product to the market and will require additional financing. As a result, Elron’s management evaluated that the decline in Impliant value is other than temporary, and therefore recorded an impairment provision of $8,340 in the third quarter of 2007. Elron holds approximately 20% of Impliant, on a fully diluted basis and on an as converted basis.

Impliant is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Impliant, and accordingly has not consolidated Impliant. As of December 31, 2007, the Company’s maximum exposure to loss as a result of its investment in Impliant does not exceed the remaining carrying value of its investment in Impliant, after impairment, in the amount of approximately $1,400.

Since Elron’s investment in preferred C shares of Impliant is not considered to be an investment in in-substance-common stock, the investment in Impliant is accounted for under the cost method.

In March, 2008, subsequent to the balance sheet date, Elron granted a convertible loan in the amount $6,000 to Impliant as part of an aggregate convertible loan of $10,000 in two installments. The loan is convertible into preferred stock of Impliant in accordance with the terms of the loan agreement.

(c)	NuLens

On April 21, 2005, Elron completed an investment of approximately $2,900 in NuLens Ltd. (‘‘NuLens’’), in consideration for 763,584 Series A preferred shares, as part of an aggregate investment of approximately $3,400. NuLens is an Israeli medical device company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures. Elron’s investment was in two installments, the first of approximately $1,700 was invested immediately for approximately 17% of NuLens on a fully diluted and on an as converted basis and an additional amount of approximately $1,100 was invested on March 9, 2006, simultaneously with an additional investment of $ 1,500, for 241,158 Series B preferred shares as part of a new round of investment led by Warburg Pincus, a leading global private equity fund, in the aggregate amount of approximately $6,000.

On November 1, 2007, NuLens completed an internal financing round, of $8,000 in consideration for 892,857 Series C preferred shares. Elron participated in the internal financing round investing $4,185 in consideration for 467,130 Series C preferred shares. Following the above investments, Elron holds 30% of NuLens, on a fully diluted and on an as converted basis. Since the investments in preferred A, B and C shares are not considered to be an investment in in-substance-common stock, the investment in NuLens is accounted for under the cost method.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-    INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

(d)	Teledata

On May 8, 2005, Elron completed an investment of $16,000 in Teledata Networks Ltd. (‘‘Teledata’’), in consideration for 4,923,194 series A preferred shares. The investment was part of an aggregate round of financing of $19,000, in which FBR Infinity II Ventures, a related venture capital fund (‘‘Infinity’’), invested the remaining $3,000. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Following the investment, Elron holds approximately 19% of Teledata, on a fully diluted and on an as converted basis. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Teledata is accounted for under the cost method.

(e)	BrainsGate

On August 8, 2005, Elron completed an investment of approximately $6,900 in BrainsGate Ltd. (‘‘BrainsGate’’), in consideration for 1,733,141 Series B-1 preferred shares, as part of an aggregate investment of approximately $17,000. BrainsGate is an Israeli company that is developing implantable medical devices to treat various central nervous system diseases (CNS) related pathologies. Following Elron’s investment, Elron held approximately 20% of BrainsGate, on a fully diluted and on an as converted basis. Since the investment is in preferred B-1 shares, which are not considered to be an investment in in-substance- common stock, the investment in BrainsGate was accounted for under the cost method.

In January 2008, subsequent to the balance sheet date, Elron completed an investment of approximately $5,500 in BrainsGate in consideration for 1,036,330 Series C preferred shares, in two installments, the first of which has been advanced and the second of which will be advanced on August 1, 2008. The above-mentioned investment was part of an aggregate internal round in which it issued 2,333,503 Series C preferred shares in consideration for approximately $12,500. As a result of the aggregate investment, Elron will hold approximately 24% of BrainsGate on a fully diluted and on an as converted basis.

(f)	Safend

On January 2, 2006, Elron completed an investment of approximately $3,700 in Safend Ltd. (‘‘Safend’’) in consideration for 1,942,261 Series B preferred shares, as part of an aggregate investment of approximately $7,400. Following Elron’s investment, Elron held approximately 22% of Safend on a fully diluted and on an as converted basis. Safend is an Israeli company which develops comprehensive desktops and laptops endpoint security solutions. Since the investment in preferred B shares is not considered to be an investment in in-substance-common stock, the investment in Safend is accounted for under the cost method.

In February 2008, subsequent to the balance sheet date, Elron completed an investment of approximately $2,750 in Safend in consideration for 1,116, 978 Series C preferred shares. The above-mentioned investment was part of an aggregate private placement from a new investor and current shareholders in which it issued 3,655,565 Series C preferred shares in consideration for approximately $9,000. As a result of the aggregate investment, Elron’s holds approximately 22% of Safend on a fully diluted and on an as converted basis.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-    INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

(g)	Neurosonix

On August 27, 2006, Elron completed a new investment of $5,000 in Neurosonix Ltd. (‘‘Neurosonix’’) as part of an aggregate investment of $12,000 in two installments. The first installment in the amount of $6,840 was invested immediately and the second installment in the amount of $5,160 will be invested upon completion of a certain milestone by Neurosonix. Elron’s first installment in the amount of $2,850 was in consideration for 9,300 Series C preferred shares of Neurosonix. Following Elron’s first investment installment, Elron holds approximately 14% and upon completion of the aggregate investment, Elron will hold approximately 18% of Neursonix on a fully diluted basis and on an as converted basis. Neurosonix is an Israeli company which is engaged in the development and commercialization of medical devices for the prevention of acute cerebral embolism during open-heart cardiac surgery as well as other invasive and minimally-invasive procedures. Since the investment in preferred C shares is not considered to be an investmentin in-substance-common stock, the investment in Neurosonix is accounted for under the cost method.

(h)	Atlantium

On October 23, 2006, Elron completed a new investment of $10,000 in Atlantium Inc. (‘‘Atlantium’’) in consideration for 1,494,766 Series B Preferred shares, as part of an aggregate investment of $17,000. The other $7,000 was the conversion of convertible loans previously granted by existing Atlantium shareholders. Atlantium is an Israeli-based water technology company provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology. During July, 2007, Elron entered into a convertible loan agreement with Atlantium pursuant to which Elron advanced an amount of approximately $950 out of an aggregate amount of $2,000. The loan is convertible into preferred shares of Atlantium upon the terms and conditions set forth in the agreement.

Atlantium is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Atlantium, and accordingly has not consolidated Atlantium. As of December 31, 2007, the Company’s maximum exposure to loss as a result of its investment in Atlantium does not exceed the carrying value of its investment in Atlantium in the amount of approximately $10,950.

Following Elron’s investment, Elron holds approximately 25% of Atlantium on a fully diluted basis and on an as converted basis. Since the investment in preferred B shares and in convertible loan shares are not considered to be an investment that is in-substance-common stock, the investment in Atlantuim is accounted for under the cost method.

In January 2008, subsequent to the balance sheet date, Elron granted an additional convertible loan to Atlantium in the amount of approximately $1,200 out of an aggregate amount of $3,800. The balance of the loan was granted by the other existing shareholders of Atlantium. The loan is convertible into preferred stock of Atlantium in accordance with the terms of the loan agreement.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-    INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

(i)	BPT

On April 19, 2007, Elron completed a new investment of $1,125 in BPT (Bio-Pure Technology) Ltd. (‘‘BPT’’), in consideration for 1,292,782 series A preferred shares of BPT. The aggregate financing round of $2,400 was led by Elron and Aurum Ventures M.K.I. In addition, as part of the transaction, Elron received warrants to purchase an additional 430,927 preferred A shares at a price and upon conditions determined in the agreement. Following the investment, Elron holds approximately 20% of BPT on a fully diluted basis and on an as converted basis.

BPT, an Israel-based water technology company, provides advanced membrane-based separation solutions that address the unique needs of the water, wastewater treatment and chemical process industries, employing its proprietary HMT™ (Hybrid Membrane Treatment (solution, based on NF (Nano-Filtration) membranes. BPT’s solutions address aggressive wastewater streams and water-intensive applications in a wide range of industries, such as pharmaceuticals, chemicals, agrochemicals, metals, food & beverage, drinking water, water re-use and desalination.

Since the investment in preferred A shares and in warrants to preferred A shares are not considered to be an investment that is in in-substance common stock, the investment in BPT is accounted for under the cost method. BPT is considered to be a variable interest entity, however, the Company is not the primary beneficiary of BPT, and accordingly has not consolidated BPT. As of December 31, 2007, the Company’s maximum exposure to loss as a result of its investment in BPT does not exceed the carrying value of its investment in BPT in the amount of $1,125.

In January 2008, subsequent to the balance sheet date, Elron completed an investment of approximately $1,600 in BPT in consideration for 1,838,525 additional Series A Preferred Shares. The above-mentioned investment was part of an aggregate private placement from its shareholders in which it issued additional 3,677,050 Series A Preferred Shares of the Company in consideration for $3,200. In addition, as part of the transaction, BPT issued additional warrants to Elron for the purchase of 612,841 Series A Preferred Shares. As a result of the aggregate investment, Elron holds approximately 29% of BPT on a fully diluted and on an as converted basis.

(j)	Pocared

On June 12, 2007, Elron completed a new investment of approximately $5,350 in Pocared Diagnostics Ltd. (‘‘Pocared’’), an Israel-based medical device company in consideration for 2,294,536 preferred D shares. The aggregate financing round of $10,700 was led by Elron and SCP Vitalife Partners II, L.P.

The investment was in two installments: the first of $3,500 was invested immediately and an additional $1,900 which was invested in January 2008, subsequent to the balance sheet date. Following the aggregate investment, Elron holds approximately 20% of Pocared’s equity on a fully diluted basis and on an as converted basis (approximately 15% as of December 31, 2007).

Pocared provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD). Pocared’s wide technological platform may be used to address a wide range of medical and industrial diagnostic applications.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-    INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

Since the investment in Preferred D shares is not considered to be an investment that is in-substance common stock, the investment in Pocared is accounted for under the cost method.

In March, 2008, subsequent to the balance sheet date, Elron granted Pocared a convertible loan in the amount of $5,000 out of an aggregate amount of $14,000 in two installments.

The loan is convertible into preferred stock of Pocared in accordance with the terms of the loan agreement.

(k)	MuseStorm

On July 11, 2007, Elron completed a new investment of $1,000 in MuseStorm Ltd. (‘‘MuseStorm’’), in consideration of 358,387 series A-2 preferred shares. As part of the transaction, Elron received warrants to purchase an additional 53,758 preferred A-2 shares at a price and upon conditions determined in the agreement. Following the investment, Elron holds approximately 23% of MuseStorm’s outstanding shares.

MuseStorm, an Israeli company engaged in developing innovative technology for the distribution of a variety of content over the web. MuseStorm’s technology enables media suppliers to easily distribute their content to many bloggers, social networks, internet sites, computers and mobile telephones with the ability to monitor effectiveness of the content after distribution.

Since the investment in Preferred A-2 shares and warrants to preferred A-2 shares are not considered to be an investment that is in- substance common stock, the investment in MuseStorm is accounted for under the cost method.

(l)	Enure

In October 2007, Elron granted a non interest bearing convertible loan to Enure in the amount of approximately $2,800 out of an aggregate amount of $5,000. The balance of the loan was granted by the other major shareholder of Enure. The loan was advanced in two equal installments, the first installment immediately and the second installment on March 3, 2008. The loan is convertible into preferred stock of Enure in accordance with the terms of the loan agreement.

Enure was considered to be a variable interest entity, however, the Company is not the primary beneficiary of Enure. As of December 31, 2007, Elron’s maximum exposure to loss as a result of its investment in Enure does not exceed the carrying value of its investment in Enure in the amount of approximately $3,600.

Since the investment in preferred A shares and in the convertible loan was not considered to be an investment that is in-substance-common stock, the investment in Enure was accounted for from the date of the additional financing round under the cost method. (See also note 3(c)).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:-    PROPERTY AND EQUIPMENT, NET

	December 31
	2007	2006
Land and Building	$—	$9,829
Leasehold improvements	838	2,496
Computers, furniture and machinery	3,187	2,293
Motor vehicles	539	520
	4,564	15,138
Less – accumulated depreciation	2,628	7,915
Property and equipment, net	$1,936	$7,223

During June, 2007, Elbit sold its real estate in Carmiel, Israel, for approximately $11,600. As a result, Elron recorded in the second quarter of 2007 a gain, in the amount of $5,500 (approximately $4,100 net of tax). The gain recorded is included in the line item ‘‘other income’’ in the statement of operations.

Depreciation expenses amounted to approximately $736, $1,173 and $1,016 for the years ended December 31, 2007, 2006 and 2005, respectively.

Depreciation expenses included in the discontinued operations, amounted to approximately $10 for the year ended December 31, 2005.

NOTE 10:-    GOODWILL AND OTHER INTANGIBLE ASSETS

	Period of amortization	December 31
	years	2007	2006
Cost:
Technology and other intangible assets(1)	14	$425	$425
Accumulated amortization:
Technology and other intangible assets(1)(3)		272	254
		153	171
Intangible assets with indefinite useful life		2,629	2,629
Total other intangible assets		$2,782	$2,800
Goodwill(2)		$2,742	$2,742

1.	The annual estimated amortization expense relating to Elron’s amortizable intangible assets existing as of December 31, 2007, for each of the five years in the period ending December 31, 2012 is approximately $18.
2.	As of December 31, 2005, 2006 and 2007, goodwill relating to other holdings and corporate operations:
3.	Amortization expenses amounted to approximately $18, $18 and $61 for the years ended December 31, 2007, 2006 and 2005, respectively.
4.	See Note 14 (e)(1) regarding a tax benefit recorded as a reduction of goodwill in 2005.
5.	Following Elron’s investment in Medingo (see note 3(f)) an amount $2,288 was recorded as IPR&D and as a result, recognized as an amortization of intangible assets and acquired in-process – research and development write-off expense in the statement of operations in 2007.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:-    SHORT-TERM LOANS FROM BANKS AND OTHERS

	Weighted Average Interest rate December 31, 2007	December 31
	%	2007	2006
Short-term loans from banks denominated in U.S. dollars	8.6	850	1,208
Short-term loans from other shareholders of a subsidiary		—	683
		$$850	$$1,891

NOTE 12:-    OTHER PAYABLES AND ACCRUED EXPENSES

	December 31
	2007	2006
Payroll and related expenses(1)	$3,021	$2,009
Provision for income taxes	2,384	9,321
Accrued expenses	326	51
Employees call options(2)	1,098	662
Provision for Professional expenses	493	370
Chief Scientist	77	43
Others	1,109	951
	$8,508	$13,407
	$1,472	$923

(1)	Includes provision for vacation pay
(2)	EMPLOYEE CALL OPTIONS

a.	The Company’s former Chairman of the Board has options to acquire up to 1.5% of any shares or other securities acquired by the Company in Wavion and up to 0.75% of any shares or other securities acquired directly and indirectly by the Company in Galil. These options shall be exercisable at the weighted average price of investments made by the Company with respect to any of those two companies until the date of exercise of the options. The options shall be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by the Company in the relevant entity.

b.	During 2001, the Board of directors approved the grant of options to certain officers of the Company to acquire between 1% to 2% of Elron’s investments in certain private companies. The options are exercisable at the weighted average price of the investments made by Elron. The options vested ratably over a three year period and are exercisable for an additional three years. During July 2007, the above-mentioned options were expired.

c.	RDC granted to its former senior employees and to the current CEO call options to purchase 0.75%-5% of certain investments held by RDC at grant date as of the dates and at exercise prices determined in the call option agreements. During 2005, a former senior employee of RDC exercised a call option with respect to 70,200 shares of Given at an exercise price of $0.17 per share (See Note 7d(1)(a)).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-    OTHER PAYABLES AND ACCRUED EXPENSES (Cont.)

All aforementioned options were recorded at fair value. The fair value of each option granted (as described in paragraphs a – c above) is estimated using the Black and Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2007, 2006 and 2005, respectively: (1) expected life of the option of 2.3, 2.3 and 1.8, respectively; (2) dividend yield of 0% for all periods; (3) expected volatility of the options of 80%, 50%-80% and 50%, respectively; and (4) risk-free interest rate of 4.0%%, 4.7% and 4.6%, respectively.

In respect of the aforementioned call options, compensation (expense) income amounted to $68, $(227) and $1,041 for the years ended December 31, 2007, 2006 and 2005, respectively. These compensation expenses are included in general and administrative expenses.

NOTE 13:-    LONG-TERM LOANS FROM BANKS AND OTHERS

a.	COMPOSITION

	December 31
	2007	2006
Long-term loans from banks	$12	$18
Long-term loans from others(1)	4,707	4,344
	4,719	4,362
Less-current maturities(1)	(2,475)	(2,249)
	$2,244	$2,113

(1)	As of December 31, 2007 and 2006 an amount of $2,463 and $2,242, respectively, represents loans from Rafael to RDC which are denominated in New Israeli Shekel (‘‘NIS’’) and do not bear interest or linkage. These amounts are included in current maturities of long term loans. As of December 31, 2007 and 2006 the amount also included $2,244 and $2,102 loans from Rafael received during 2006, which bear interest at a rate of Libor plus 1.8% to be repaid in April 2009. See also Note 15(d) regarding the pledge of Given shares.

b.	The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

First year (current maturities)	$2,475
Second year	2,244
$4,719
c.	On May 15, 2008, subsequent to the balance sheet date, the Company signed an agreement (‘‘the agreement’’) with Israel Discount Bank Ltd., or the Bank, to provide the Company with a $30,000 credit line to be utilized within a period of 364 days from the date of the agreement. During this period, the Company may draw down loans from the credit line for a three-year period bearing interest at a rate of three months LIBOR +1.3%. The Company agreed to pay the Bank during the term of the agreement a fee equal to 0.24% per annum on all amounts not utilized under the credit line. Loans drawn down from the credit line may be repaid early without penalty on any interest payment date.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-    LONG-TERM LOANS FROM BANKS AND OTHERS (Cont.)

As part of the agreement the Company committed to certain covanents including:

(i)	maintaining a ratio equal to the sum of (1) cash and cash equivlents, (2) the market value of holdings in public companies and (3) short term investments, to the finance debt, as defined in the agreement, which shall be not less than three;

(ii)	obligating to provide the Bank with any covenant, undertaking and/or lien of any kind, that may be provided to any other financial institution, all in equal parts, pari passu with such financial institution so that the Bank’s rights will not harmed;

(iii)	obligating not to make, or agree to make, loans available to the Company’s shareholders and not to repay future loans to shareholders without the prior consent of the Bank, and moreover, any funds or loans granted or which may be granted to the Company’s shareholders shall be subordinated to any debt to or credit from the Bank; and

(iv)	obligating not to issue dividends to the Company’s shareholders without the prior written consent of the Bank.

d.	On June 16, 2008, subsequent to the balance sheet date, the Company used $24,000 out of the credit line mentioned above.

NOTE 14:-    INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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

Subsequent to the balance sheet date the ‘‘Knesset’’ passed a law that limits the inception of the Income Tax (Inflationary Adjustments) law, 1985, from the fiscal year 2008 and onwards. In accordance with the new law, certain tax adjustments will be made based on changes in the Israeli CPI for the period ended December 31, 2007. Starting January 1, 2008 the financial results for tax purposes will be measured in nominal amounts.

b.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

Certain of the Company’s subsidiaries and affiliates in Israel are ‘‘industrial companies’’, as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (‘‘Law’’):

Pursuant to the Law, Sela and Medingo were awarded a ‘‘Beneficiary enterprise’’ status. The principal benefit by virtue of the Law, if the subsidiary implements all the terms of the approved program, is a ten-year exemption from tax on income deriving from the ‘‘Beneficiary enterprise’’.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-    INCOME TAXES (Cont.)

The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the year that the enterprise began operations, or 14 years from the year in which the approval was granted, whichever period ends earlier.

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the tax exempt income originating from the approved enterprise, the dividend distributed will be subject to a corporate tax at the rate of 25%.

Should the subsidiary derive income from sources other than the ‘‘approved enterprise’’ during the relevant period of benefits, such income will be taxable at the regular rate.

Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

Certain of the Company’s subsidiaries and affiliates in Israel are ‘‘industrial companies’’, as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

d.	On July 25, 2005, the Israeli parliament approved the Law for the Amendment of the Tax Ordinance (No. 147), 2005 which progressively reduces the corporate tax rate in Israel from 35% to the following tax rates: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25% (the ‘‘Amendment’’). The amendment had no material effect on the Company’s financial position and results of operations in 2005.

e.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2007	2006	2005
Current taxes	$2,551	$6,056	$19,031
Adjustments of deferred tax assets and liabilities for enacted changes in tax rates	—	27	116
Deferred income taxes	4,993	(4,270)	(7,404)
Taxes in respect of prior years	—	(703)	(1,282)
	$7,544	$1,110	$10,461
Domestic	$7,544	$1,110	$10,461

(1)	In 2005, Elbit received final tax assessments for the years 2002 to 2004, according to which certain prior year losses are to be offset from certain gains. Consequently, Elbit reversed a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. This reversal resulted in a tax benefit of $14,500. Since a portion of the valuation allowance reversed was in respect of loss carryforwards of Elbit existing at the date of the merger with Elron, Elron recorded a tax benefit in the amount of $3,900 relating to such portion as a reduction of the remaining goodwill.

(2)	In November and December 2006 Elbit and Elron sold all their shares of Partner (See Note 20(1)). As a result Elbit and Elron recorded tax expense in the amount of approximately $7,500.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-    INCOME TAXES (Cont.)

(3)	In February 2007 Elbit received final tax assessment for the year 2005 according to which certain prior year losses are to be offset from certain gains. Consequently, Elbit reversed a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. This reversal resulted in a tax benefit of approximately $4,500 (of which $3,700 were offset against the gain from sale of Partner) recorded in December 2006.

(4)	In 2006 the Company decreased its previous valuation allowance in respect of losses incurred in prior periods as a result of its revised estimate of expected future taxable income due to a continued increase in the market price of certain of its marketable securities. The aforementioned decrease resulted in a tax benefit recorded of approximately $3,000. In 2007 market prices were decreased. Therefore the company increased its valuation allowance and recorded tax expenses of approximately $4,000.

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	Deferred Tax Asset		Deferred Tax Liability
	Non current	Current	Current	Non current	Total
As of December 31, 2007
Deferred tax assets:
Provision for doubtful accounts, vacation and others	$—	$372	$—	$—	$372
Accrued severance pay, net	173	—	—	—	173
Investments in subsidiaries, affiliates and other companies, net	46,305	—	—	(196)	46,109
Tax loss carryforwards (*)	24,323	—	—	—	24,323
Other	—	275	—	—	275
	$70,801	$647	$—	$(196)	$71,252
Deferred tax liabilities:
Available-for-sale marketable securities	—	—	—	(209)	(209)
Valuation allowance(1)	(68,597)	(647)	—	32	(69,212)
	$2,204	$—	$—	$(373)	$1,831

(*)	Tax loss carryforwards after deduction of unrecognized tax benefits according to FIN 48.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-    INCOME TAXES (Cont.)

	Deferred Tax Asset		Deferred Tax Liability
	Non current	Current	Current	Non current	Total
As of December 31, 2006
Deferred tax assets:
Provision for doubtful accounts, vacation and others	$—	$225	$—	$—	$225
Accrued severance pay, net	144	—	—	—	144
Trading marketable securities	—	21	—	—	21
Investments in subsidiaries, affiliates and other companies, net	36,918	—	—	(397)	36,521
Property and equipment and intangible assets	—	—	—	(987)	(987)
Tax loss carryforwards	27,829	—	—	—	27,829
Other	—	176	—	—	176
	$64,891	$422	$—	$(1,384)	$63,929
Deferred tax liabilities:
Available-for-sale marketable securities	(35)	—	—	(24)	(59)
Valuation allowance(1)	(55,674)	(422)	—	—	(56,096)
	$9,182	$—	$—	$(1,408)	$7,774

(1)	As of December 31, 2007, the valuation allowance for deferred tax assets, for which their reversal may be allocated to reduce other non-current intangible assets, aggregated to approximately $1,200.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-    INCOME TAXES (Cont.)

g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

	Year ended December 31,
	2007	2006	2005
Income (loss) before taxes as reported in the consolidated statements of operations	$(34,801)	$(5,082)	$56,486
Statutory tax rate	29%	31%	34%
Theoretical tax expense (income)	$(10,092)	$(1,575)	$19,205
Equity in losses of affiliated companies	6,410	5,545	6,076
Non-deductible expenses, tax exempt and reduced tax rate	(159)	(154)	(639)
Differences arising from the basis of measurement for tax purposes	(6,103)	(2,534)	1,233
Deferred taxes on losses for which valuation allowance was provided	19,980	6,911	3,380
Reversal of valuation allowance	(2,492)	(7,422)	(19,618)
Difference relating to a change in the rate recognized as income in previous years*	—	1,015	1,990
Taxes in respect of previous years	—	(703)	(1,282)
Effect of change in tax rate	—	27	116
Actual tax expenses	$7,544	$1,110	$10,461
Effective tax rate	(21.7%)	(21.7%)	18.55%

*	With respect to the sale of available for sale securities.

h.	As of December 31, 2007 the Company had tax loss carryforwards of approximately $101,000, and its Israeli subsidiaries had tax loss carryforwards of approximately $59,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

A subsidiary is assessed under the American tax law. Losses to be carried forward to future years amount approximately $949 for federal tax purpose.

i.	In June 2006, the FASB issued Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes’’ (‘‘FIN 48’’). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-    INCOME TAXES (Cont.)

The Company adopted the provisions of FIN 48 as of January 1, 2007 and there was no material effect on the financial statements. As a result, the Company did not record any cumulative effect related to adopting FIN 48.

As of January 1, 2007, the Company had unrecognized tax benefits of approximately $14,214, of which $4,640, if recognized, would result in a reduction of the Company’s effective tax rate.

	Unrecognized Tax Benefits
Balance at January 1, 2007	$14,214
Additions based on tax positions related to the current year	$1,996	(*)
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—
Balance at December 31, 2007	$16,210

(*)	Including additions generated from change in the US Dollars/NIS exchange rate and from adjustment to the CPI.

A subsidiary recognized interest accrued related to unrecognized tax benefits in the amount of $272, as tax expense in the statement of operations.

The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company and its subsidiaries file income tax returns in Israel and in the USA. As of December 31, 2007, the Israeli tax returns of the Company and its subsidiaries are open to examination by the Israeli tax authorities for the tax years of 2003 through 2006.

NOTE 15:-    CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

a.	(1)	Office Lease

The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2011. Rent expenses amounted to approximately $651, $803 and $593 for the years ended December 31, 2007, 2006 and 2005, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

First year	$745
Second year	551
Third year	339
Fourth year	289
Fifth year	87
$2,011

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-    CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

(2)	Car Lease

The Company and its subsidiaries have an operating lease contract for the rental of vehicles for a period of 36 months. The rental payments are linked to the Consumer Price Index (‘‘CPI’’). The company and its subsidiaries have deposited $154 covering rental payment for the last three months in respect of these contracts. The deposit is linked to the CPI and bears no interest.

b.	Certain of the Company’s subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company and in certain cases plus interest of Libor. As of December 31, 2007, the aggregate contingent royalty obligation amounted to approximately $4,440.

c.	In November, 2007, Elron provided a guarantee to a bank of Safend in the amount of $600 as part of the guarantees provided by the shareholders of Safend to secure bank loans made available to Safend. Further to the financing of Safend in February, 2008, the guarantee was released during the first quarter of 2008.

d.	1.	As of December 31, 2007 108,869 shares of Given held by RDC are pledged to Rafael to secure a loan in the amount of $2,000 provided to RDC by Rafael.

2.	Sela’s liabilities to banks are secured by way of a fixed lien on its share capital, goodwill, intellectual property and export documents. In addition, the Subsidiary has a floating lien on all of its assets.

3.	Leased vehicles of Sela are pledged at fixed charges in favor of financial institutions.

4.	In order to ensure full repayment of the funds secured by the Convertible Debentures issued by Starling (see note 3e), Starling registered a first ranking, fixed and floating lien, unlimited in amount, on the Trustee’s account and all monies deposited therein and any interest derived therefrom.

5.	In February 2008, Elron, RDC and other shareholders of Starling agreed to provide a guarantee with respect to a bank loan to be granted to Starling in the amount of up to $5,000 (of which $2,000 are committed). Elron’s and RDC’s share in this guarantee is up to $1,900 and $2,200, respectively. The agreement is subject to shareholders’ meeting approval of Starling and reaching a definitive loan agreement and a guarantee agreement with the bank.

e.	Legal proceedings:

1.	During September 1999, the Company received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others, filed in the Tel Aviv-Jaffa Distric Court. The allegation raised by the plaintiff related to the decision regarding the sale of Elscint’s substantial assets. The class action claim is for an amount of approximately $158,000, alternatively $123,000. The claim alleges that the defendants, by their decisions regarding the sale of Elscint’s assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to purchase from each of the members of the represented class all shares

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-    CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

held by them at a price of $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal with respect to the purported class action described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to approve the lawsuit as a class action will proceed. Otherwise, the application to approve the claim as a class action suit will be dismissed. In light of the decision on the said appeal by the Supreme Court as described in paragraph 2 below, the Company has requested directions from the Court in regard to this action. On June 14, 2007, the plaintiff notified the defendants that it intends to ask the Court to renew proceedings in the case. A hearing has been set for July, 2008.

2.	On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999 against the Company and certain of its officers including former officers, filed in the Haifa District Court. The allegations raised in the claim relate, among others, to the period prior to the sale of the Company’s holdings in Elbit Medical Imaging (‘‘EMI’’), the parent company of Elscint and formerly an affiliated company. The plaintiffs sought a court order pursuant to which EMI would be compelled to execute an alleged buy-out of Elscint’s share at $14 per share or other remedies. On August 16, 2000, the Haifa District Court decided to strike out the application for approval of the claim as a class action. Some of the plaintiffs applied for and were granted permission to appeal to the Supreme Court in Israel against the District Court’s decision. On December 14, 2006, the Supreme Court reversed that decision and execute referred the matter back to the Haifa District Court in order to decide whether the claim should be approved as a class action. On June 10, 2007, in accordance with the directions of the Haifa District Court issued on April 11, 2007, the plaintiffs submitted an updated statement of claim and application to approve the claim as a class action. Pursuant to the updated claim, the plaintiffs are no longer seeking an order compelling EMI to the alleged buy-out of Elscint’s share at $14 per share but instead are claiming compensation for damages sustained due to the alleged failure of EMI to execute the buy-out, as well as due to other allegations. The amended statement of claim does not specify the monetary amount claimed, however it does include various allegations relating to the manner of determining the damages claimed, which depends, amongst other things, upon verification of the specific circumstances with regard to each shareholder of Elscint separately and the substance of each damage claimed. On October 25, 2007, the defendants responded to the revised application to approve the claim as a class action and filed statements of defense to the updated statement of claim. The hearings regarding the application to recognize the claim as a class action have been completed and the parties are awaiting the decision of the court. In addition, in February 2001, the plaintiffs submitted a revised claim similar to the previous one but not as a class action.

3.	During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including the Company and certain officers and former officers of the Company) of the action described in paragraph 2 above and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to approve the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-    CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

The Company denies all the allegations against it set forth as described in paragraphs 1, 2 and 3, and based on legal advice received, management is of the opinion that the Company has good defense arguments which more likely than not, will cause dismissal of the above claims against the Company.

4.	On September 20, 2006 Rafael filed a claim with the Tel Aviv District Court against DEP, and RDC, 50.1% held by DEP and 49.9% held by Rafael, requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC to commercialize technologies of Rafael for future development of products for use in non-military markets, pursuant to an agreement between DEP, RDC and Rafael. In December 2006, DEP and RDC filed statements of defense.

In December 2007, Elron, DEP, RDC and Rafael signed an agreement (the ‘‘Addendum’’) which came into effect on January 1, 2008, and subsequently approved by the court, amending the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael and settling the above-mentioned claim filed by Rafael against RDC and DEP in September 2006. Pursuant to the Addendum, RDC’s rights to commercialize certain technologies of Rafael will continue without time restrictions. Elron has made a one time investment in RDC of $4,000 and has committed to make further investments of $750 in RDC for each company established by RDC based on Rafael’s technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves many other issues which will facilitate cooperation between the parties.

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

In May 2003, the Board of directors of the Company approved an option plan (the ‘‘2003 Option Plan’’) providing for the grant of 500,000 options to purchase 500,000 ordinary shares of the Company to eligible employees, directors and officers of the Company or of any subsidiaries of the Company. In March 2007 the 2003 option plan was increased by additional 500,000 options to purchase 500,000 ordinary shares of the Company. According to the option plan the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:-    SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2007, 328,750 options were granted under the 2003 Option Plan at an average exercise price of $10.15 per share. The exercise price for the options granted before the payment of the above mention dividend was adjusted to reflect the abovementioned dividend. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant.

	Year ended December 31, 2007
	Number of options	Weighted average exercise price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding-beginning of the year	323,111	$9.27
Granted	120,000	$15.53
Exercised	(65,361)	$5.13
Forfeited	(25,000)	$29.38
Outstanding – end of the year	352,750	$10.74	2.48	783
Options exercisable at the end of the year	179,000	$8.15	1.12	668

	Year ended December 31,
	2006				2005
	Number of options	Weighted average exercise price			Number of options	Weighted average exercise price
Outstanding – beginning of the year	540,435	$9.53	(	*)	574,702	$12.44
Granted	10,000	9.05			120,000	9.69
Exercised	(124,607)	5.78			(69,031)	10.11
Forfeited	(102,717)	14.84			(85,236)	13.95
Outstanding – end of the year	323,111	$9.27			540,435	$9.53	(*)
Options exercisable at the end of the year	187,611	$10.73			281,435	$11.88	(*)

(*)	After an adjustment as a result of the dividend distributed of $3 per share (see Note 16(b)).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:-    SHAREHOLDERS’ EQUITY (Cont.)

The weighted average fair values and weighted average exercise prices of options granted during the years ended December 31, 2007, 2006 and 2005 were as follows:

	For options with an exercise price on the grant date that:
	Exceeds market price			Less than market price
	Year ended December 31,			Year ended December 31,
	2007	2006	2005	2007	2006	2005
Weighted average exercise prices	$—	$—	$—	$15.53	$9.05	$9.69
Weighted average fair values on grant date	$—	$—	$—	$5.79	$3.89	$4.18

2.	The following table summarizes information regarding outstanding and exercisable options as of December 31, 2007:

Options outstanding				Options exercisable
Exercise price	Number outstanding at December 31, 2007	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number outstanding at December 31, 2007	Weighted- average exercise price
$5–7.838	133,750	1.02	$5.85	113,750	$5.50
$9.05–9.41	75,000	2.64	$9.19	41,250	$9.22
$15.53	120,000	4.41	$15.53	—	$—
$18.87	24,000	0.47	$18.87	24,000	$18.87
	352,750			179,000
3.	In December 1999, the Company’s shareholders approved a plan whereby the former Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,154 ordinary shares of the Company (the ‘‘1999 grant’’). The options were granted ratably over a period of 3 years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant. In February 2005 and February 2006, the first and the second portion were expired (no income resulting from the expiration was recorded). In December 2006, 19,385 options at an exercise price per share of $10.01 from the 1999 grant were exercised into 4,070 shares.

In March 2001, the Company’s shareholders approved a plan whereby the former Chairman of the Board and the then Chief Executive Officer of the Company were granted additional options to purchase up to 58,000 ordinary shares of the Company (the ‘‘2001 grant’’). The options were granted ratably over a period of 3 years commencing June 2001 and are exercisable for a period of three years, from the date of the grant. In June 2006, the first portion expired. The exercise prices of the options granted in June 2003 was $5.437 as adjusted for the abovementioned dividend distributed in 2005.

In December 2004, 19,333 options at an exercise price per share of $8.34 from the 2001 grant were exercised into 8,623 shares. In September 2007, 19,334 options at an exercise price per share of $12.93 from the 2001 grant were exercise into 11,242 shares.

Upon exercise of the options, the option holder was granted a number of shares reflecting the intrinsic value of the options exercised, as calculated at the exercise date, in consideration for their par value only. These plans were considered to be variable

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:-    SHAREHOLDERS’ EQUITY (Cont.)

plans as defined in APB 25 (except for the third portion of the 2001 grant which was accounted for under SFAS 123, See Note 2t).

4.	In April 2007, the company’s shareholders approved a plan whereby the chairman of the board of the company was granted options to purchase 120,000 ordinary shares of the company under the 2003 option plan. The option vest over a period of four years from the date of grant, in four equal annual portions. The options are exercisable at a price per share of $15.53. As of the grant date, the weighted average fair value was $5.8 per share. The fair value was calculated using the Black & Scholes option pricing model. See note 2(t).

5.	Compensation expense recorded during 2007 amounted to $304 (2006 – $ 344, 2005 – $405).

6.	The balance of deferred compensation as of December 31, 2007 amounted to $797.

NOTE 17:-    INCOME (LOSS) PER SHARE

	Year Ended December 31
	2007			2006			2005
	Loss	Number of shares (in thousands)	Per share amount	Income	Number of shares (in thousands)	Per share amount	Income	Number of shares (in thousands)	Per share amount
Basic	$(37,095)	29,619	$(1.25)	$3,032	29,532	$0.10	$47,335	29,437	$1.61
Effect of options of investees	(385)	—		(821)	—		(20)	—
Effect of dilutive stock options	—	—		—	92		—	113
Diluted	(37,480)	29,619	$(1.27)	2,211	29,624	$0.07	$47,315	29,550	$1.60

NOTE 18:-    EQUITY IN LOSSES OF AFFILIATED COMPANIES

	Year ended December 31,
	2007	2006	2005
Affiliated companies:
Given	(1,792)	(5,170)	(2,036)
Netvision	886	5,059	1,576
Others(1)	(19,510)	(17,629)	(17,062)
	$(20,416)	$(17,740)	$(17,522)

The equity in losses includes amortization of intangible assets embedded in to the investments in affiliated companies.

(1)	Including equity in net losses of consolidated entities through the dates of commencement of consolidation and of previously consolidated entities from the date they ceased to be consolidated.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 19:-	GAIN FROM DISPOSAL OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES, NET

	Year ended December 31,
	2007	2006	2005
Given (See Note 7d(1))	$552	$(975)	$666
Netvision (See Note 7d(5))	13,845	1,802	2,989
Oren (See Note 7d(4))	—	—	19,673
Ellara (formerly – AMT) (See Note 7d(6))	—	985	—
Galil Medical (See Note 3b)	—	742	—
Others	457	(7)	—
	$14,854	$2,547	$23,328

NOTE 20:-    OTHER INCOME (LOSS), NET

	Year ended December 31,
	2007	2006	2005
Gain (loss) from sale and increase (decrease) in market value of:
Partner shares(1)	$—	$24,977	$56,423
Zoran shares	—	—	1,053
Other companies, net	1,030	13	133
Other than temporary decline in value of investments (see note 8(3)a and b)	(9,205)	—	(568)
Bank loan extinguishment(2)	—	2,708	—
Equity in losses of partnerships	(826)	(672)	174
Dividend from Partner(1)	—	1,781	381
Gain from sale of Carmiel building (see Note 9)	5,449	—	—
Other	338	503	1,052
	$(3,214)	$29,310	$58,648

Realized gains from sale of available-for-sale securities amounted to approximately $1,030, $25,000 and $57,500 in the years ended December 31, 2007, 2006 and 2005, respectively. The proceeds from such sales amounted to approximately $1,030, $39,800 and $103,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Regarding an other than temporary decline in value of other investments see Note 8(3) (a) and (b).

(1)	On April 20, 2005 Elbit completed the sale of 12,765,190 Partner Communications Ltd. (‘‘Partner’’) shares to Partner for approximately $94,000, as part of the sale together with the other Israeli founding shareholders of Partner, of approximately 33.3 million Partner shares to Partner. As a result of the sale, Elron recorded in the statement of operations, a realized gain of approximately $56,400 (approximately $45,400 net of tax). The gain net of tax includes a reduction of approximately $9,400 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. See Note 14e(1).
Following the aforementioned sale, Elbit held 3,091,361 shares of Partner a decrease from 9% to approximately 2% of the outstanding shares of Partner.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 20:-    OTHER INCOME (LOSS), NET (Cont.)

On November 16, 2006, Elbit sold 8,630 shares in consideration for approximately $100.
On December 31, 2006, Elron and Elbit together completed the sale of 3,906,085 shares of Partner (823,354 by Elron which were purchased by it in March 2006 in consideration for $5,300 and 3,082,731 by Elbit) comprising all of Elron’s and Elbit’s shares in Partner, to several Israeli institutional investors for approximately $39,800.
As a result of the above transactions, Elron recorded in the fourth quarter of 2006 in the statement of operations, a realized gain of approximately $25,000 (approximately $21,200 net of tax). The gain net of tax includes a reduction of approximately $3,700 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. See Note 14e(3).
During 2006 and 2005 Elron and Elbit received dividend from Partner in the amount of approximately $1,800 and $400, respectively.
(2)	In February 2006, Mediagate’s bank loan in the amount of approximately $2,800 was settled in consideration for $100. As a result, according to the provisions of FAS 140, ‘‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’’, Elron recorded in the first quarter of 2006 a gain of approximately $2,700.

NOTE 21:-	FINANCING INCOME, NET

	Year ended December 31,
	2007	2006	2005
Income:
Interest on cash equivalents, bank deposits, debentures and loans	$5,599	$5,854	$6,473
Foreign currency gains	78	493	1,532
	5,677	6,347	8,005
Expenses:
Interest on short-term credit, long-term loans and others	1,249	780	1,333
Foreign currency losses	660	1,112	88
	1,909	1,892	1,421
(Gain) Loss from sale of debentures	177	(114)	192
Other than temporary decline in value of Available for sale Debentures	—	518	909
	$3,945	$4,051	$5,483

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

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 22:-    DISCONTINUED OPERATIONS (Cont.)

a.	The following is the composition of discontinued operations:

2005
Loss from operations of discontinued components
ET Group (See Note 3a):*
Impairment of goodwill	(1,329)
Impairment of intangible assets and property and equipment	—
Operating losses	(2,734)
$(4,063)
Gain on disposal
ET Group (See Note 3a)	213
$213
$(3,850)
* Pre tax loss of ET group	$(4,063)

Revenues relating to the ET Group discontinued operations for the years ended December 31, 2005 were $2,954.

NOTE 23:-    RELATED PARTY TRANSACTIONS

a.	Balances with related parties:

	December 31
	2007	2006
Other receivables:
Affiliated companies	$142	$78
Other companies	27	17
	169	95
Long-term receivables:
Other companies	—	467
	$169	$562

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 23:-    RELATED PARTY TRANSACTIONS (Cont.)

b.	Income and expenses from affiliated and other companies:

	Year ended December 31,
	2007	2006	2005
Income:
Revenues	$—	$6,699	$8,046
Interest and commission for guarantees	177	362	235
Participation in Directors’ remuneration	85	84	68
Participation in expenses	—	15	25
Costs and Expenses:
Participation in expenses	17	17	19
Directors’ remuneration	73	71	91

c.	Option to the former Chairman of the Board and Chief Executive Officer – see Note 16c.3.

d.	See Note 7.d.5 regarding the Barak Merger and GlobCall Merger with Netvision.

e.	See Note 7.d.1. regarding the investment in Given.

f.	The Company holds certain investments together with DIC as of December 31, 2007, the significant of which are as follows:

	% holding by
	DIC	Elron and RDC
Given	16.1%	27.4%
Netvision (see also Note 7.d.5	32.8%	16.0%
Galil	12.8%	29.0%

g.	See note 16(c)4 regarding options granted to the Chairman of the Board.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 23:-    RELATED PARTY TRANSACTIONS (Cont.)

NOTE 24:-    ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized gains and losses on securities	Foreign currency translation adjustments	Total
Balance as of January 1 2006, (net of tax effect of $6,340)	$11,428	$(687)	$10,741
Unrealized gains on available for sale securities (net of tax effect of $2,579)	6,493	—	6,493
Reclassification adjustment for realized gain and other than temporary decline in value included in net income (net of tax effect of $8,593)	(16,645)	—	(16,645)
Foreign currency translation adjustments	—	709	709
Balance as of December 31, 2006 (net of tax effect of $326)	$1,276	$22	$1,298
Unrealized gains on available for sale securities (net of tax effect of $325)	1,658	—	1,658
Reclassification adjustment for realized gain and other than temporary decline in value included in net income (net of tax effect of $87)	(1,255)	—	(1,255)
Foreign currency translation adjustments included in net income due to decrease in holdings in affiliated companies	—	(407)	(407)
Foreign currency translation adjustments	—	2,395	2,395
Balance as of December 31, 2007 (net of tax effect of $564)	$1,679	$2,010	$3,689
NOTE 25:-    BUSINESS SEGMENT

a.	Subsequent to the sale of the ET Group (see Note 3a) the Company operates in one segment, namely the ‘‘Other Holdings and Corporate Operations’’. This segment includes corporate headquarters and reflects the investments in companies that operate in the fields of medical devices, communications, semiconductors, software products and clean technology.

The ET Group, which comprised the system and projects segment was sold on December 29, 2005 and therefore has been classified as discontinued operations. The operations of the System and Projects segment included development and supply of software solutions for the management of large and complex communication and internet networks.

b.	Revenues according to location of customers are as follows:

	2007	2006	2005
Israel	$346	$337	$271
USA	1,768	9,061	9,781
Europe	185	625	802
Asia	2,072	2,840	1,792
	$4,371	$12,863	$12,646

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 25:-    BUSINESS SEGMENT (Cont.)

c.	Revenues from major customers were as follows:

	2007	2006	2005
In the Other Holdings and Corporate Operations segment:
Oncura	—	52%	64%

d.	The majority of the long-lived assets are located in Israel.

NOTE 26:-	RECONCILIATION TO ISRAELI GAAP

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. Had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Israel (‘‘Israeli GAAP’’), the effects on the financial statements would have been as follows:

a.	Effect on the statement of operations:

	As reported	Adjustments	As per Israeli GAAP
For the year ended December 31, 2007:
Net income	$(37,095)	$(14,802)	$(51,897)
Basic net income per share	(1.25)	(0.51)	(1.76)
Diluted net income per share	(1.27)	(0.50)	(1.77)
For the year ended December 31, 2006:
Net income	$3,032	$(15,130)	$(12,098)
Basic net income per share	0.10	(0.51)	(0.41)
Diluted net income per share	0.07	(0.50)	(0.43)
For the year ended December 31, 2005:
Net income	$47,335	$7,147	$54,482
Basic net income per share	1.61	0.24	1.85
Diluted net income per share	1.60	0.24	1.84

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 26:-	RECONCILIATION TO ISRAELI GAAP (Cont.)

b.	Effect on the balance sheet:

	As reported	Adjustments	As per Israeli GAAP
As of December 31, 2007:
Investments in other companies and long term receivables	$73,718	$(63,241)	$10,477
Investment in affiliated companies	131,351	4,470	135,821
Total assets	298,947	(65,711)	233,236
Deferred taxes	373	(373)	—
(accumulated deficit)	(23,392)	(15,714)	(39,106)
Total equity	265,817	(62,865)	202,952
As of December 31, 2006:
Investments in other companies and long term receivables	$68,215	$(61,297)	$6,918
Investment in affiliated companies	100,392	18,683	119,075
Total assets	326,249	(58,970)	267,279
Deferred taxes	1,408	(1,064)	344
Retained earnings	13,703	21,488	35,191
Total equity	297,504	(59,927)	237,577

c.	Material adjustments:

The abovementioned adjustments result mainly from the differences between U.S. GAAP and Israeli GAAP detailed below:

1.	As described in Note 2i, under U.S. GAAP the equity method of accounting is no longer being applied in investments that are not common stock or in-substance common stock, regardless of the Company’s ability to significantly influence the investee’s operational and financial policies. Under Israeli GAAP, if the investor is able to exercise significant influence over the investee’s operational and financial policies, the equity method of accounting shall be applied. The effect of the aforementioned difference on net income for 2007, 2006 and 2005 was a decrease in net income under Israeli GAAP of approximately $24,700 and $7,900 and $300, respectively.

2.	As described in Note 2c, under US GAAP, in consolidated subsidiaries, when complex ownership structure exists, such as that the minority investment is in the form of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses cannot be allocated that would reduce the carrying amount of the minority investment to the lower of the amount invested or liquidation value. Under Israeli GAAP, losses can be allocated to the minority up to the carrying amount of the minority investment. The effect on net loss in 2007 and 2006 under Israeli GAAP amounted to an increase in the net loss of approximately $1,000 and to a decrease in net loss in 2006 of approximately $1,700.

3.	As described in Note 20(1), Elbit sold in 2006 and 2005 3,091,361 and 12,765,190 shares of Partner, respectively. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, was considered a transaction with controlling shareholders and therefore the assets and liabilities of Elbit were recorded by Elron according to their carrying values in Elbit at the date of the merger. The carrying

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 26:-	RECONCILIATION TO ISRAELI GAAP (Cont.)

value of Partner shares was approximately $7 and $30, respectively and therefore the gain after tax recorded in respect of the above sale of Partner shares based on Israeli GAAP in 2006 and 2005 amounted to approximately $28,200 and $69,700, respectively, as compared to approximately $21,200 and $45,400 under US GAAP, respectively.

4.	According to U.S. GAAP the transfer of Galil’s business in exchange for an interest in Oncura which occurred in May 2003 was recorded in 2003 at fair value and according to Israeli GAAP, the aforementioned exchange was accounted for as an exchange of similar productive assets, and therefore the investment in Oncura was recorded at the carrying value of the assets transferred.

As described in Note 7.d.7., under US GAAP the company recorded in 2006 and 2005, impairment losses on the investment in Oncura in the amount of $6,100 and $5,100, respectively ($2,500 and $2,100 net of minority interest, respectively). Under Israeli GAAP, since the investment in Oncura was recorded at the carrying value of the assets transferred, no impairment was recorded.

As described in Note 3b, On December 31, 2006 Galil sold its interest in Oncura and purchased from Oncura the urology related cryotherapy business. As a result of the difference in the carrying value amount of the investment in Oncura, as described above, Galil recorded a loss in the amount of approximately $1,700 (not including transaction costs) under U.S GAAP and a gain of approximately $10,400 (not including transaction costs). Elron’s share in the above loss under US GAAP amounted to $600 and its share in the above gain under Israeli GAAP amounted to approximately $2,300.

5.	Under U.S GAAP, a valuation allowance is recorded to reduce amounts of deferred tax assets when it is more likely than not that assets will not be realized. Under Israeli GAAP, deferred tax assets are recorded only if it is probable that the Company will have, in the future, sufficient taxable income in order to realize the deferred tax assets. The aforementioned difference under U.S GAAP resulted in a decrease in net income in 2007 of $4,000 and to an increase in net income in 2006 and 2005 of $2,700 and $5,170, respectively.

6.	Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost, while current investments in marketable securities are presented at fair value, with changes in fair value charged (or credited) to the income statement. The effect on net income in 2007, 2006 and 2005 amounted to an increase in income of approximately $105, $89 and $0, respectively.

7.	In 2005 Elbit reversed valuation allowance in respect of deferred tax assets of approximately $14,500 (of which approximately $3,900 was recorded as a reduction of goodwill) relating to carryforward losses. According to U.S. GAAP, when at the acquisition date, a full valuation allowance is recorded to offset deferred tax assets in respect of loss carryforwards and subsequent to that date, the valuation allowance is reduced by recording a tax benefit in respect of those loss carryforwards, the entire tax benefit should be recorded as an adjustment to goodwill and other intangible assets. Under Israeli GAAP, only the portion of the tax benefit relating to the interest acquired was recorded as an adjustment to additional paid-in capital while the portion relating to the interest previously held by the company was recorded as a tax benefit in net income. The effect on net loss in 2005 amounted to a reduction in losses of approximately $1,500.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 26:-	RECONCILIATION TO ISRAELI GAAP (Cont.)

8.	As described in Note 7.d.4., Elron sold all of its holdings in Oren in the second quarter of 2005. Since Under U.S GAAP we used the equity method of accounting from the first investment in Oren and Under Israeli GAAP from the first time Elron could exercise significant influence in Oren, Elron’s investment in Oren at the date of sale under US GAAP was lower by $5,000 than such investment under Israeli GAAP. As a result, the gain recorded under Israeli GAAP for the sale of the investment in Oren in 2005, amounted to approximately $12,200, net of tax, compared to a gain, of approximately $17,200, net of tax under US GAAP.

9.	As discussed in Note 7.d.5., under U.S GAAP the Barak Merger and GlobCall Merger were accounted in NetVision’s financial statement at fair value according to the purchase method. Under Israeli GAAP, the Barak Merger and GlobCall Merger accounted as ‘‘as pooling’’ since these transactions are considered business combination between parties under common control. The difference between Elron’s share in NetVision’s shareholder’s equity before and after the transactions was recorded by Elron as capital reserve, while under U.S GAAP it was recognized as a gain in the statement of operations.

10.	As discussed in note 3e, under U.S GAAP since Starling is considered a development stage company, the changes in Elron’s proportional share of Starling’s equity, resulting from the decrease in Elron’s share in Starling, have been accounted for as an equity transaction and as a result a capital reserve of approximately 3,300 (approximately $2,480 net of minority interest) was recorded. According to Israeli GAAP, the changes in the Company’s proportionate share of Starling’s equity in the amount of $2,200 should be recorded as gain from disposal of businesses in the higher amount between the accumulated losses to be recorded by the Company and a portion of the gain over a period of three years. Therefore, the effect on net loss in 2007 amounted to $2,200.

11.	As discussed in note 8(3)(b), under U.S GAAP since Implaint’s book value in Elron’s financial statements which is accounted for according to the cost method exceeded its estimated fair value, impairment loss in the amount of $8,340 was recorded. According to Israeli GAAP Elron’s investment in Impliant was accounted for according to the equity method. Since Impliant accrued significant losses since Elron’s initial investment date, Implaint’s book value according to Israeli GAAP does not exceed its fair value. Therefore the above-mentioned impairment was not recorded.

12.	As described in Note 9, during June 2007, Elbit sold its real estate in Carmiel. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, was considered a transaction with controlling shareholders and therefore the assets and liabilities of Elbit were recorded by Elron according to their carrying values in Elbit at the date of the merger. Therefore the gain net of tax recorded in respect of the above sale based on Israeli GAAP amounted to approximately $5,400, as compared to approximately $4,100 under U.S GAAP.

13.	Accounting Standard No. 29 – Adoption of International Financial Reporting Standards (IFRS):

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, ‘‘Adoption of International Financial Reporting Standards (IFRS)’’ (‘‘the Standard’’). Pursuant to the Standard, companies that are subject to the provisions of the Securities Law, 1968, and that are required to report according to the regulations

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 26:-	RECONCILIATION TO ISRAELI GAAP (Cont.)

published thereunder, will be required to prepare their financial statements in accordance with IFRS starting from the period commencing on January 1, 2008.

Since the financial statements are in accordance to US GAAP, the Company includes in its financial statements a note of reconciliation between US GAAP and Israeli GAAP. Commencing January 1, 2008 the Company will include reconciliation between US GAAP to IFRS in a note to its financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Details relating to major investments as of December 31, 2007:

		Carrying value of the investment as of December 31, 2007(2)	Market value of the publicly traded investments as of
	% of ownership interest(1)
			December 31, 2007	May 31, 2008
Consolidated Companies:
Starling Ltd.(3)(4)	50%	1,680	8,806		7,497
SELA Ltd.(3)	44%	749	—		—
Medingo Ltd.(3)	63%	3,593	—		—
Affiliated Companies (equity):
Given Imaging Ltd. (Nasdaq: GIVN)(3)(6)	23%	84,308	155,166		100,107
NetVision Ltd. (TASE: NTSN)	16%	30,293	53,012		59,297
ChipX, Inc.	29%	1,143	—		—
Ellara Ltd. (formerly AMT)	37%	1,365	—		—
Wavion, Inc.	50%	(486)	—		—
Galil Medical Ltd.(3)	20%	954	—		—
3DV Systems Ltd.(3)	44%	311	—		—
Notal Vision, Inc.	23%	848	—		—
Aqwise Ltd.	34%	3,420	—		—
Radlive Ltd.	29%	3,187	—		—
Journeys Ltd.(5)	—	85	—		—
Available for sale:
EVS (Nasdaq: EVSNF.OB)	10%	2,417	2,417		1,579
MWise Inc.	4%	548	548		206
Partnership:
Gemini Israel Fund L.P.	5%	16	—		—
InnoMed Ventures L.P.	14%	2,487	—		—
Cost:
Jordan Valley Ltd.	20%	7,272	—		—
Impliant Inc.	22%	1,489	—		—
Teledata Ltd.	21%	16,840	—		—
NuLens Ltd.	34%	8,546	—		—
BrainsGate Ltd.	23%	7,036	—		—
Enure Networks Ltd.	41%	3,621	—		—
Safend Ltd.	26%	3,700	—		—
Neurosonix Ltd.	16%	2,850	—		—
Atlantium Inc.	30%	10,954	—		—
BPT Ltd.	19%	1,125	—		—
Pocared Ltd.	17%	3,468	—		—
MuseStorm Ltd.	24%	1,000	—		—

(1)	On the basis of the outstanding share capital.
(2)	Includes loans and convertible notes.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

(3)	Represents the carrying value and the ownership interest of the investment in Elron’s books and Elron’s share in the carrying value and ownership interest of the investment in RDC’s books.
(4)	Includes Convertible Debentures and Options to Convertible Debentures.
(5)	Investment by loans.
(6)	Not including the market value of shares purchased during June 2008.

A REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
ELLARA LTD. (FORMERLY A.M.T. ADVANCED METAL TECHNOLOGIES LTD.)

We have audited the accompanying consolidated balance sheets of Ellara Ltd.(formerly A.M.T. Advanced Metal Technologies Ltd.) (‘‘the Company’’) as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
NOTAL VISION INC.

We have audited the consolidated balance sheets of Notal Vision Inc. (hereafter – the Company) and its subsidiary, as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity (capital deficiency) and cash flows for the three years ending December 31, 2006. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2006 and 2005 and the consolidated results of their operations, changes in their shareholders’ equity (capital deficiency) and cash flows for the three years ending December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1a to the financial statements, the Company has incurred operating losses and cumulative negative cash flow from operations since its inception and has capital deficiency of $1,934,213 as of December 31, 2006. These facts raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 1j to the consolidated financial statements, effective January 1, 2006 the Company changed its method of accounting for share-based payment, to conform with FASB Statement of Financial Accounting Standards No. 123 (revised 2004), ‘‘Share-based Payment’’.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv
March 4, 2007

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
Year Ended December 31, 2007

Given Imaging Ltd. and its subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Given Imaging Ltd:

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. and subsidiaries (the ‘‘Company’’) as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1K to the consolidated financial statements, effective January 1, 2006, the Company has adopted Statement of Financial Accounting Standard No. 123 (revised 2004), ‘‘Share-Based Payment’’.

As discussed in Note 1P to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 ‘‘Accounting for Uncertainty in Income Taxes’’.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel-Aviv, Israel
March 31, 2008

Given Imaging Ltd. and its subsidiaries

Consolidated Balance Sheets
(In thousands except per share data)

		December 31
	Note	2006	2007
Assets
Current assets
Cash and cash equivalents	1D; 2	$44,510	$37,103
Short-term investments	1H; 5	17,245	23,191
Accounts receivable:
Trade, net	1E	18,887	23,315
Other	3	1,463	10,385
Inventories	1F; 4	18,168	15,960
Advances to suppliers		82	190
Deferred tax assets	1P; 14D	1,374	1,350
Prepaid expenses		1,340	1,289
Total current assets		103,069	112,783
Deposits		469	892
Assets held for employees’ severance payments	1G; 10	1,984	3,007
Marketable securities	1H; 5	34,769	41,629
Fixed assets, at cost, less accumulated depreciation	1I; 6	14,811	15,422
Intangible assets, at cost, less accumulated amortization	1J; 7	3,075	3,583
Total Assets		$158,177	$177,316

President and CEO	CFO

March 31, 2008

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Consolidated Balance Sheets
(In thousands except share data)

		December 31
	Note	2006	2007
Liabilities and shareholders’ equity
Current liabilities
Current installments of obligation under capital lease	8B	$13	$121
Accounts payable:
Trade		5,550	7,275
Other	9	14,620	21,012
Deferred income	1N; 8C	3,871	9,379
Total current liabilities		24,054	37,787
Long-term liabilities
Deferred income	8C	20,411	—
Obligation under capital lease	8B	20	448
Liability in respect of employees’ severance payments	10	2,407	3,490
Total long-term liabilities		22,838	3,938
Total liabilities		46,892	41,725
Commitments and contingencies	8
Minority interest		3,499	1,996
Shareholders’ equity
Share capital:	11
Ordinary Shares, NIS 0.05 par value each (90,000,000 shares authorized as of December 31, 2006 and 2007, 28,641,291 and 29,241,785 shares issued and fully paid as of December 31, 2006 and 2007, respectively)		335	343
Additional paid-in capital		156,197	166,813
Capital reserve		2,166	2,166
Accumulated deficit		(50,912)	(35,727)
Total shareholders’ equity		107,786	133,595
Total liabilities and shareholders’ equity		$158,177	$177,316

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Consolidated Statements of Operations
(In thousands except share and per share data)

		Year ended December 31,
	Note	2005	2006	2007
Revenues	1N; 12	$86,776	$95,029	$112,868
Cost of revenues		(22,070)	(24,154)	(29,721)
Early repayment of royalty bearing government grants	10; 8A	—	—	(4,843)
Gross profit		64,706	70,875	78,304
Operating expenses
Research and development, gross	1Q	(8,833)	(12,678)	(12,847)
Royalty bearing government grants	1O; 8A	1,244	1,867	1,242
Research and development, net		(7,589)	(10,811)	(11,605)
Sales and marketing		(43,281)	(50,732)	(55,446)
General and administrative		(9,657)	(16,027)	(20,981)
Termination of marketing agreement	8C	—	—	22,860
Other	6,7	—	—	(422)
Total operating expenses		(60,527)	(77,570)	(65,594)
Operating profit (loss)		4,179	(6,695)	12,710
Financial income, net	13	762	3,980	5,520
Profit (loss) before taxes on income and minority share		4,941	(2,715)	18,230
Income tax benefit (expense)	1P, 14	286	(127)	(4,548)
Profit (loss) before minority share		5,227	(2,842)	13,682
Minority share in losses of subsidiary		1,116	1,334	1,503
Net profit (loss)		$6,343	$(1,508)	$15,185
Earnings (loss) per share
Basic Earnings (loss) per Ordinary Share	1L	$0.23	$(0.05)	$0.52
Diluted Earnings (loss) per Ordinary Share		$0.21	$(0.05)	$0.49
Weighted average number of Ordinary Shares used to compute basic profit (loss) per Ordinary Share	1L	27,781,223	28,053,849	28,961,968
Weighted average number of Ordinary Shares used to compute diluted Earnings (loss) per Ordinary Share	1L	29,695,164	28,053,849	31,030,458

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity
(In thousands except share data)

	Ordinary shares		Additional Paid-In Capital	Capital Reserve	Unearned Compensation	Accumulated Deficit	Total
	Shares	Amount
Balance as of December 31, 2004	27,621,386	$323	$147,878	$2,166	$(3)	$(55,747)	$94,617
Changes during the year 2005:
Exercise of stock options	328,895	4	1,077	—	—	—	1,081
Amortization of unearned
compensation	—	—	—	—	3	—	3
Net profit	—	—	—	—	—	6,343	6,343
Balance as of December 31, 2005	27,950,281	327	148,955	2,166	—	(49,404)	102,044
Changes during the year 2006:
Exercise of stock options	591,010	7	2,029	—	—	—	2,036
Restricted shares issued	100,000	1	—	—	—	—	1
Stock based compensation	—	—	5,213	—	—	—	5,213
Net loss	—	—	—	—	—	(1,508)	(1,508)
Balance as of December 31, 2006	28,641,291	335	156,197	2,166	—	(50,912)	107,786
Changes during the year 2007:
Exercise of stock options	589,262	8	4,272	—	—	—	4,280
Excess tax benefits related to stock based compensation	—	—	693	—	—	—	693
Exercise of warrants	5,232	—	—	—	—	—	—
Restricted shares issued	6,000	—	—	—	—	—	—
Stock based compensation	—	—	5,651	—	—	—	5,651
Net profit	—	—	—	—	—	15,185	15,185
Balance as of December 31, 2007	29,241,785	$343	$166,813	$2,166	—	$(35,727)	$133,595

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,
	2005	2006	2007
Cash flows from operating activities:
Net profit (loss)	$6,343	$(1,508)	$15,185
Adjustments required to reconcile net profit (loss) to net cash provided by operating activities:
Minority share in losses of subsidiary	(1,116)	(1,334)	(1,503)
Depreciation and amortization	3,596	4,237	4,771
Deferred tax assets	(482)	(155)	24
Stock based compensation	3	5,213	5,651
Excess tax benefits related to stock based compensation	—	—	(693)
Other	98	18	380
Net decrease (increase) in trading securities	—	(5,060)	5,092
Increase in accounts receivable – trade	(6,064)	(562)	(4,428)
Decrease (increase) in other accounts receivable	(4,993)	4,801	(8,922)
Decrease (increase) in prepaid expenses	(66)	(320)	51
Decrease (increase) in advances to suppliers	223	250	(108)
Decrease (increase) in inventories	(2,378)	(1,996)	2,208
Increase in accounts payable	5,769	500	8,570
Increase (decrease) in deferred income	12,555	(1,223)	(14,903)
Net cash provided by operating activities	13,488	2,861	11,375
Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(7,948)	(5,876)	(5,772)
Deposits	(16)	(41)	(355)
Proceeds from sale of marketable securities	—	13,120	18,753
Investments in marketable securities	(21,919)	(37,960)	(36,584)
Net cash used in investing activities	(29,883)	(30,757)	(23,958)
Cash flows from financing activities:
Principal payments on capital lease obligation	(12)	(14)	(37)
Proceeds from the issuance of Ordinary Shares	1,081	2,037	4,280
Excess tax benefits related to stock based compensation	—	—	693
Issuance of shares by consolidated company	—	4,772	—
Net cash provided by financing activities	1,069	6,795	4,936
Effect of exchange rate changes on cash	(179)	255	240
Decrease in cash and cash equivalents	(15,505)	(20,846)	(7,407)
Cash and cash equivalents at beginning of year	80,861	65,356	44,510
Cash and cash equivalents at end of year	65,356	44,510	37,103
Supplementary cash flow information

	Year ended December 31,
	2005	2006	2007
Income taxes paid	$163	$300	$1,098
Assets acquired under capital lease	—	—	$569

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1 — Organization and Summary of Significant Accounting Policies

A.    General

Given Imaging Ltd. (the ‘‘Company’’) was incorporated in Israel in January 1998.

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

After receiving marketing clearance from the United States Food and Drug Administration (‘‘FDA’’) in August of 2001, the Company commenced the marketing of the Given System with its first video capsule, the PillCam Small Bowel Capsule, or PillCam SB, for detection of disorders of the small bowel. In November 2004, following receipt of FDA marketing clearance, the Company began marketing and sales of its second video capsule, PillCam ESO, for detection of disorders in the esophagus. In late 2006, the Company completed the development of its third video capsule, PillCam Colon, for visual examination of the colon and received the regulatory clearance that permits the Company to market and sell this capsule in Europe. In April 2007, the Company received marketing clearance for the PillCam SB capsule from the Ministry of Health, Labor and Welfare in Japan.

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

B.    Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries in the United States, Germany, France, the Netherlands, Singapore and Australia and its 51% owned subsidiary in Japan. The accounts of its subsidiaries are consolidated from the date of their inception. All the subsidiaries were established for the purpose of marketing and selling the Given System. All intercompany balances and transactions have been eliminated in consolidation. The Company considers that it operates in only one segment.

Prior periods’ financial statement presentations in note 12A and 12B have been conformed to the current period’s presentation.

C.    Functional and reporting currency

The Company and all its subsidiaries’ functional and reporting currency is the U.S. dollar.

Transactions denominated in foreign currencies other than the U.S. dollar are translated into the functional currency using the prevailing exchange rates at the date of the transactions. Gains and losses from the translation of foreign currency transactions are recorded in other income or expenses.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1 — Organization and Summary of Significant Accounting Policies (cont'd)

D.    Cash and cash equivalents

All highly-liquid investments with original maturity of three months or less from the date of deposit are considered to be cash equivalents.

E.    Allowance for doubtful accounts receivable — trade

The allowance for doubtful accounts receivable is calculated on the basis of specific identification of balances, the collection of which, in management’s opinion, is doubtful. In determining the adequacy of the allowance, management bases its opinion on the estimated risk, in reliance on available information with respect to the debtor’s financial position and an evaluation of the collateral received.

The activity in the allowance for doubtful accounts for the three years ended December 31, 2007 is as follows:

	Year ended December 31,
	2005	2006	2007
Opening balance	$115	$431	$787
Provision	316	356	(79)
Write-offs	—	—	(379)
Closing balance	$431	$787	$329

F.    Inventories

Inventories are stated at lower of cost or market. Cost is determined using the average cost method for raw materials, components and finished goods and on the basis of actual manufacturing costs for work in progress.

G.    Assets held for employees’ severance payments

Assets held for employees’ severance payments represent contributions to insurance policies that are recorded at their current redemption value.

H.    Marketable securities

The Company accounts for marketable securities under Statement of Financial Accounting Standards (SFAS) No. 115 ‘‘Accounting for Certain Investments in Debt and Equity Securities (‘‘SFAS 115’’). Marketable securities consist of U.S. government bonds and corporate bonds, which the Company classified as ‘‘held to maturity’’ as of December 31, 2007 and 2006. As of December 31, 2006, the Company also held auction rate securities and money market funds, which the Company classified as ‘‘trading’’.

Held-to-maturity debt securities are securities that the Company has the ability and intent to hold until maturity and are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method.

Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value and changes in the fair value, based on closing market prices of the securities at the balance sheet date, represent unrealized gains and losses which are included in earnings.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1 — Organization and Summary of Significant Accounting Policies (cont'd)

Decline in the market value of any ‘‘held-to-maturity’’ security below cost, that is deemed to be other than temporary, results a reduction in the carrying amount to fair value and a corresponding impairment. The impairment is charged to earnings and a new cost basis for the security is established. During 2006 and 2007 no impairment charge was recognized.

I.    Fixed assets

Fixed assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and software	33
Instruments and laboratory equipment	15
Leasehold improvements	10
Motor vehicles	15
Machinery and equipment	15
Communication equipment	15
Office furniture and equipment	10 – 15

Motor vehicles purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception. Such assets and leasehold improvements are depreciated and amortized respectively, using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

The Company evaluates long-lived assets and certain intangible assets for impairment in accordance with the provisions of SFAS No. 144, ‘‘Accounting for the Impairment of or Disposal of Long-Lived Assets’’ (‘‘Statement 144’’). This Statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

J.    Intangible assets

a.	Legal expenses related to patents and trademarks registration have been capitalized and amortized over the remaining life of the assets, which is generally eight years, and are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

b.	Technology and content costs are generally expensed as incurred, except for certain costs relating to the development of the Company’s website that are capitalized and amortized in accordance with EITF 00-2 ‘‘Accounting for website development costs’’ over their estimated useful life which is generally three years.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1 — Organization and Summary of Significant Accounting Policies (cont'd)

K.    Stock compensation plans

Employees and Directors

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), ‘‘Share-Based Payment’’ (‘‘SFAS No. 123R’’). This Statement requires compensation expense relating to share-based payments to be recognized in net income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period. The Company elected the modified-prospective method and therefore prior periods were not restated. Under the modified-prospective method, compensation costs recognized in 2006 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2005.

Stock-based compensation recognized in the consolidated statements of operations for the years ended December 31, 2007 and 2006 is based on awards ultimately expected to vest. As a result the expense has been reduced for estimated forfeitures. SFAS No. 123R required forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS No. 123, ‘‘Accounting for Stock-Based Compensation’’ (‘‘SFAS No. 123’’) for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

For the year ended December 31, 2006, the effect of the implementation of SFAS No. 123R was to increase expenses by $5,213 which changed the (loss) before taxes and net (loss) by the same amounts. Consequently, the basic and diluted loss per share for the year ended December 31, 2006 was further reduced by $0.19 .

Prior to January 1, 2006, the Company has followed SFAS No. 123, which permitted entities to recognize as an expense over the vesting period, the fair value on the date of grant of all stock-based awards. Alternatively, Statement 123 allowed entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, ‘‘Accounting for Stock Issued to Employees and related interpretations’’ (‘‘APB Opinion No. 25’’) and provide pro forma net income and proforma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in Statement 123 had been applied.

The Company elected to apply the intrinsic value-based method prescribed in APB Opinion No. 25 for its stock compensation to employees and directors and provide the pro forma disclosure provisions of SFAS No. 123, as amended by SFAS No. 148, ‘‘Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123’’.

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

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1 — Organization and Summary of Significant Accounting Policies (cont'd)

The following table shows the effect on net profit and earnings per Ordinary Share if the Company had applied the fair value recognition provisions of Statement 123 for the year ended December 31, 2005.

Net profit as reported	$6,343
–Compensation expenses according to APB 25 included in the reported net profit	3
–Application of compensation expenses according to SFAS 123	(10,327)
Pro forma net loss	$(3,981)
Basic earnings (loss) per Ordinary Share:
As reported	$0.23
Pro forma	$(0.14)
Diluted earnings (loss) per ordinary share:
As reported	$0.21
Pro forma	$(0.14)

L.    Earnings (loss) per Ordinary Share

Basic and diluted Earnings (loss) per Ordinary Share is presented in conformity with SFAS No. 128, ‘‘Earnings Per Share’’, for all years presented. Basic Earnings (loss) per Ordinary Share is calculated by dividing the net Earnings (loss) attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding. Diluted Earnings (loss) per Ordinary share calculation is similar to Basic Earnings Per Share except that the weighed average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares from options had been exercised.

The following table summarizes information related to the computation of basic and diluted Earnings (loss) per Ordinary Share for the years indicated.

	Year ended December 31,
	2005	2006	2007
Net profit (loss) attributable to Ordinary Shares	$6,343	$(1,508)	$15,185
Weighted average number of Ordinary Shares outstanding used in basic Earnings (loss) per Ordinary Share calculation	27,781,223	28,053,849	28,962,968
Add assumed exercise of outstanding dilutive potential Ordinary Shares	1,913,941	—	2,068,491
Weighted average number of Ordinary Shares outstanding used in diluted Earnings (loss) per Ordinary Share calculation	29,695,164	28,053,849	31,030,459
Basic Earnings (loss) per Ordinary Share	$0.23	$(0.05)	$0.52
Diluted Earnings (loss) per Ordinary Share	$0.21	$(0.05)	$0.49
Number of options excluded from the diluted Earnings per share calculation because of anti-dilutive effect	2,448,114	4,114,604	1,881,033

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1 — Organization and Summary of Significant Accounting Policies (cont'd)

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

For sales contracts, which include a Post Contract Customer Support (‘‘PCS’’) component, revenues allocated to PCS in accordance with EITF 00-21 ‘‘Revenue Arrangements with Multiple Deliverables’’, are deferred and recognized ratably over the term of the support period, which is generally one year.

The Company accrues estimated warranty costs at time of shipment based on contractual rights and historical experience. The Company’s policy is not to grant return rights.

Taxes collected from customers and remitted to Governmental Authorities are presented in the financial statements on a net basis.

The Company routinely evaluates its products for inclusion of any embedded software that is more than incidental thereby requiring consideration of AICPA Statement of Position 97-2, ‘‘Software Revenue Recognition’’. Based on such evaluation, the Company has concluded that none of its products have such embedded software.

O.    Government-Sponsored Research and Development

The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the ‘‘OCS’’) as a reduction of research and development expenses.

Royalties payable to OCS are recognized pursuant to sale of related products and are classified under cost of revenues. (See also Note 8 a.).

P.    Taxes on income

The Company accounts for income taxes under SFAS No. 109 ‘‘Accounting for Income Taxes’’ (‘‘Statement 109’’). Under Statement 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax loss and credit carryforwards, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized. The tax effect resulting from a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

In July 2006, the FASB issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes’’ (‘‘FIN 48’’), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1 — Organization and Summary of Significant Accounting Policies (cont'd)

sheet, interest and penalties, accounting in interim periods, disclosure and transition. The accounting provisions of FIN 48 became effective for the Company beginning January 1, 2007.  The effect of adoption on the Company’s consolidated results of operations, financial position and cash flows based on Company management’s evaluation is presented in note 14 F.

The Company’s accounting policy is to accrue interest related to unrecognized tax benefits as a component of interest expense while penalties as a part of general and administrative expenses in the consolidated statements of operations.

Q.    Research and development costs

Research and development costs are expensed as incurred.

R.    Allowance for product warranty

It is the Company’s policy to grant a warranty for certain products. The balance sheet provision for warranties is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

S.    Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable and marketable securities.

Cash and cash equivalents are deposited with major financial institutions in Europe, the United States, Japan, Australia, Singapore and Israel.

The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company’s customer base and the Company’s policy of requiring collateral or security with respect to receivables due from distributors.

T.    Other Comprehensive Income

For the years ended December 31, 2005, 2006 and 2007, other comprehensive income (loss) equals net profit (loss).

U.    Recent accounting pronouncements

In September 2006, the FASB issued FASB Statement No. 157, ‘‘Fair Value Measurement’’ (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. The FASB announced a one- year deferral of Statement 157’s fair- value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company believes that the adoption of Statement 157 will not have a material impact on the Company’s financial condition, results of operations and cash flows.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 1 — Organization and Summary of Significant Accounting Policies (cont'd)

In February 2007, the FASB issued FASB Statement No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities- including an amendment of FASB No. 115’’ (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year. The Company believes that the adoption of Statement 159 will not have a material impact on the Company’s financial condition, results of operations and cash flow.

In December 2007, the FASB issued FASB Statement No. 141R, ‘‘Business Combinations’’ (Statement 141R) and FASB Statement No. 160, ‘‘Non-controlling Interests in Consolidated Financial Statements- an amendment to ARB No. 51’’ (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at ‘‘full fair value’’ and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting statement 141R and 160 on its results of operations and financial position.

Note 2 — Cash and Cash Equivalents

	Interest rate as of December 31	December 31
	2007	2006	2007
	%
Denominated in U.S. dollars	4.2 – 5.11	$25,794	$22,877
Denominated in New Israeli Shekels	3.4 – 3.6	3,099	2,022
Denominated in Euros	3.8 – 3.9	7,766	6,642
Denominated in Australian dollars		469	1,102
Denominated in Singapore dollars		—	168
Denominated in Japanese Yen		7,382	4,292
		$44,510	$37,103

Note 3 — Accounts Receivable — Other

	December 31
	2006	2007
Government institutions	$1,389	$2,118
InScope (Note 8C)	—	7,620
Other	74	647
	$1,463	$10,385

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 4 — Inventories

	December 31
	2006	2007
Raw materials and components	$7,721	$7,733
Work in progress	3,533	2,941
Finished goods	6,914	5,286
	$18,168	$15,960

Note 5 — Marketable Securities

As of December 31, 2007 and 2006, marketable securities consist U.S. government bonds and corporate bonds, which the Company classified as ‘‘held-to-maturity’’ (‘‘the Bonds’’). As of December 31, 2006, marketable securities also included auction rate securities and money market funds, which are classified as ‘‘trading’’.

The amortized cost, gross unrealized losses and fair value of the ‘‘held-to-maturity’’ bonds by major interest type were as follows:

	December 31, 2007
	Amortized cost	Gross unrealized holding losses	Fair Value
Up to 5%	$43,015	$(553)	$42,462
5.1% – 6%, 8.125%	21,805	(249)	21,556
	$64,820	$(802)	$64,018

	December 31, 2006
	Amortized cost	Gross unrealized holding losses	Fair Value
Up to 5%	$33,574	$(601)	$32,973
5.1% – 6%, 8.125%	13,380	(212)	13,168
	$46,954	$(813)	$46,141

Maturities of the ‘‘held-to-maturity’’ bonds were as follows at December 31, 2007 and 2006:

	Amortized cost	Fair value
	2007	2007
Current maturities	$23,191	$22,290
Due after one year through five years	41,629	41,728
	$64,820	$64,018

	Amortized cost	Fair value
	2006	2006
Current maturities	$12,185	$12,063
Due after one year through five years	34,769	34,078
	$46,954	$46,141

As of December 31, 2006, marketable securities also included $5,060 in bonds classified as ‘‘trading’’ ($0 as of December 31, 2007). These investments are subject to price volatility associated with any interest-bearing instrument. Net realized gains and net unrealized losses on trading securities

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 5 — Marketable Securities (cont'd)

during the year ended December 31, 2006 were $133 and $15 respectively, and net realized gains during the year ended December 31, 2007 were $32 and are included in financial income, net.

Short-term investments are comprised of:

	December 31
	2006	2007
Current maturities of ‘‘held-to-maturity’’ securities	$12,185	$23,191
Trading securities	5,060	—
	$17,245	$23,191

Note 6 — Fixed Assets, at Cost, Less Accumulated Depreciation

	December 31
	2006	2007
Computers and software	$6,234	$6,957
Instruments and laboratory equipment	791	1,077
Leasehold improvements	4,259	4,600
Motor vehicles	155	186
Machinery and equipment	14,952	16,060
Communication equipment	418	492
Office furniture and equipment	1,248	1,797
Fixed assets, at cost	28,057	31,169
Accumulated depreciation	(13,246)	(15,747)
Fixed assets at cost, less accumulated depreciation	$14,811	$15,422

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007 were $2,936, $3,599, and $4,055, respectively. During 2007, the Company wrote off manufacturing equipment which was no longer in use. This resulted in a charge of $365 recorded in operating expenses – other on the consolidated statement of operations.

As of December 31 2006 and 2007, the cost of fixed assets under capital lease was $55 and $571 respectively, and the accumulated depreciation was $24 and $49 respectively.

Note 7 — Intangible Assets, at Cost, Less Accumulated Amortization

	December 31
	2006	2007
Patents and trademarks	$4,594	$5,545
Web site application	922	1,165
Intangible assets at cost	5,516	6,710
Accumulated amortization	(2,441)	(3,127)
Intangible assets, at cost, less accumulated amortization	$3,075	$3,583

Amortization expenses for the years ended December 31, 2005, 2006 and 2007 were $660, $638 and 716, respectively. Estimated amortization expenses for the next five years are: $719 in 2008, $669 in 2009, $557 in 2010, $449 in 2011, and $369 in 2012. During 2007, the Company wrote off patent and trademarks which are no longer expected to be used. This resulted in a charge of $57 recorded in operating expenses – other on the consolidated statement of operations.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 — Commitments and Contingencies

A.    Office of the Chief Scientist Grants

Until December 2007, the Company’s research and development efforts had been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the ‘‘OCS’’). In return for the OCS’s participation, the Company was committed to pay royalties to the Israeli Government at the rate of 3% of the sales of its products for each of the first three years of the launch of the related product and, from the fourth year onwards, at the rate of 3.5% up to 100% of the amount of the grants received, plus LIBOR interest. The Company was entitled to the grants only upon incurring research and development expenditure. There were no future performance obligations related to the grants received from the OCS.

During December 2007, the Company made an early repayment of all its outstanding royalty obligation and accrued interest of $4,843 to the OCS. This repayment resulted in a one-time charge of $4,843 million presented as an early repayment of royalty bearing government grants in the Company’s consolidated statement of operations.

The Company continues to participate in other non-royalty bearing programs of the OCS.

B.    Leases

Capital lease of equipment

During the year ended December 31, 2007 the Company’s subsidiary in Japan entered into a lease agreement for certain equipment. The obligation under this capital lease is to be repaid in five years and bears interest of 1.97%.

Operating leases

The Company and its subsidiaries currently lease office space and manufacturing space for periods of up to 15 years (including options to extend the terms of the leases). The current lease for the Company’s headquarters is in Yoqneam, Israel. This facility houses the Company’s corporate headquarters, research and development and manufacturing facilities. Under this lease agreement, the Company will pay approximately $1,500 a year in rent and management fee. These payments are subject to adjustments based on changes in the Israeli Consumer Price Index. In addition, to secure its obligations under the lease, the Company provided a bank guaranty in the amount of approximately $750 in favor of the lessor. The lease expires on December 31, 2015. The Company has an option to extend the lease until December 31, 2020.

The Company and its subsidiaries signed several motor vehicle lease agreements. The companies deposited a total amount of $ 193 to guarantee their performance under the terms of the lease agreements.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 — Commitments and Contingencies (cont'd)

The Company is committed to minimum annual payments over the next five years as follows:

	Capital leases	Operating leases
2008	$121	$3,580
2009	101	3,021
2010	103	2,268
2011	105	1,731
2012 and thereafter	139	6,231
	$569	$16,831

Depreciation of vehicles and equipment under capital lease for the years ended December 31, 2005, 2006 and 2007 was $ 9, $ 9 and $ 25, respectively.

Rental expenses under the lease agreements for the years ended December 31, 2005, 2006 and 2007 were $2,353, $2,914 and $3,484, respectively.

C.    Agreement with InScope

On May 10, 2004, the Company entered into an exclusive sales representation, co-promotion and cooperation Agreement (the ‘‘Agreement’’) with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company, providing InScope with the exclusive rights to market the Company’s PillCam ESO capsule for visual examination of the esophagus in the United States. Under the terms of the Agreement, the Company received milestone payments totaling $25,000 in 2004 and 2005 and was paying InScope a commission of 50% on sales of PillCam ESO capsules and a 10% commission on sales of capital equipment parts of the Given System, such as workstations and portable data recorders. Milestone payments received were deferred and were being systematically recognized, on a straight-line basis, by the Company as a reduction of sales and marketing expenses over the 15 year term of the Agreement.

In November 2007 InScope advised the Company that it had decided to terminate the Agreement. Under the terms of termination agreed to between the parties in December 2007, InScope agreed to pay the Company an amount of $8,820, comprising of the following:

Termination payments	$7,620
Reimbursement for certain clinical trials	1,200
$8,820

The Agreement and each party’s rights and obligations thereunder terminated in January, 2008.

The termination payments of $7,620 were recognized in the Company’s consolidated financial statements for the year ended December 31, 2007.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 — Commitments and Contingencies (cont’d)

The reimbursement for certain clinical trials relate to 2008, and will be recorded in such year.

Pursuant to the early termination and the change in the remaining life of the Agreement, the Company is amortizing the remaining deferred income balance at the date of termination of $20,683 over the remaining term of the Agreement of two months. Accordingly, the Company has recognized a one time income of $22,860 in its consolidated statement of operations for the year ended December 31, 2007 under ‘‘Termination of marketing agreement’’ comprised of additional accelerated amortization of $15,240 of previously received milestones, and $7,620 in termination payments.

InScope paid $1,200 during December 2007, and the remaining $7,620 was paid during January 2008.

As of December 31, 2007, deferred income includes the following unamortized amounts relating to the Agreement:

Original and additional milestone payments	$5,443
Reimbursement for certain clinical trials	1,200
$6,643

D.    Agreements with key single — source suppliers and commitments to suppliers

(1)	In 2002, the Company entered into an agreement with a Canadian company (‘‘Canadian Company’’) that supplies a component that is integrated into the PillCam capsules. The agreement also includes non-compete provisions prohibiting the Canadian company from selling the component to other parties and, for a certain period of time following termination of the agreement, from transferring any of the intellectual property and design specifications associated with the development of the component to any potential competitors in the Company’s market.

In July 2005, the Company agreed with the Canadian Company that it will develop and manufacture an additional version of the component. In addition, the initial term of the agreement was extended until April 2012, subject to earlier termination in specified circumstances, with the option to extend annually thereafter for up to five years.

The Company is a party to a development, manufacturing and supply agreement with another supplier (‘‘Supplier’’), under which the Supplier has developed a component, that is integrated into the PillCam capsules and is also manufacturing and supplying this component exclusively for the Company. Under this contract, the Supplier may not offer the component as a standard catalog part. In the event that the Supplier ceases operations or enters into liquidation, the Company is entitled to receive all information necessary to manufacture the component upon the payment of reasonable royalties to be agreed upon with the Supplier. The Company has agreed to purchase the enhanced component only from the Supplier and the Supplier has agreed to sell the component exclusively to the Company. The agreement permits the Supplier to disregard the exclusive sales requirement if the Company materially breaches the agreement and fails to cure such breach within a specified time.

In February 2006, the Company signed an amendment to this agreement and agreed that the Supplier will develop and manufacture an enhanced version of the component. This amendment also extended the initial term of the agreement until November 2012, with an option to extend that term by mutual agreement, thereafter. Under this amendment, the Company has agreed to specified minimum purchase commitments, which the Company may terminate if the supplier fails to satisfy agreed-upon performance criteria.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 — Commitments and Contingencies (cont’d)

(2)	The Company’s annual commitments under agreements with these two suppliers for the next 5 years are as follows:

2008	$6,510
2009	1,500
2010	2,250
2011	2,250
2012	5,130
$17,640

Payments under such agreements with these two suppliers for the years ended December 31, 2005, 2006 and 2007 were $8,568, $8,875 and $6,042, respectively.

E.    Patent Litigation

On May 19, 2006, Olympus Corporation, Olympus Medical Systems Corp. and Olympus America Inc., collectively referred to in this section as ‘‘Olympus’’, filed a complaint against the Company in the District Court for the Eastern District of Pennsylvania. In the complaint, Olympus alleged that the Company’s capsule endoscopes infringe a patent acquired by Olympus from The Boeing Company (the ‘‘Boeing Patent’’). The Boeing Patent will expire in December 2008. In addition, Olympus sought a declaratory judgment that a capsule endoscope product for which it was then seeking FDA clearance would not infringe the Company’s’ first U.S. Patent, known as the 531 patent, and that the 531 patent is invalid. Olympus also requested an injunction preventing the Company from selling in the United States any product that infringes the Boeing Patent, as well as damages in an unspecified amount.

The Company filed its answer and counterclaim on October 20, 2006. In this answer and counterclaim the Company denied infringement of the Boeing Patent and asserted that the Boeing Patent is invalid. In addition, the Company alleged that the 531 patent is valid and will be infringed by Olympus once it begins offering to sell and selling its capsule endoscopy product in the United States. The Company also alleged that the Olympus product will infringe three other Company patents. The Company also requested an injunction to prevent Olympus from selling in the United States any product that infringes any of the Company’s patents. The Company also stated that, if Olympus sells its capsule endoscopy system in the United States, the Company may request the assessment of damages.

On March 30, 2007 Olympus filed an amended complaint asserting that the Company’s capsule endoscopes infringe three additional patents owned by Olympus. The Company filed an answer to the amended complaint in April 2007 denying infringement of these patents and alleging their invalidity.

Olympus has recently received FDA clearance to market its competing capsule endoscope system in the United States and has commenced selling activities. As a result, Given has amended its pleadings to add a request for damages in an unspecified amount. In the ongoing litigation, fact discovery ended in January 2008 and expert discovery commenced in February 2008. Trial is set for November 2008.

The outcome of this litigation is uncertain and the Company can not express any opinion as to the outcome at this time. The cost of the ongoing litigation may have a material adverse effect on results of operations, and an unfavorable outcome of this litigation will have a material adverse effect on the Company’s financial position and results of operations.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 8 — Commitments and Contingencies (cont’d)

F.    Investment in the Japanese Subsidiary

In 2006, the Company and its Japanese partners completed additional equity financing of approximately $9,600 to finance the operations of Given Imaging K.K., the Company’s Japanese subsidiary, until it starts generating enough cash to finance its operations. The Company’s portion of the funding of approximately $4,900 was paid out of its cash reserves. Following completion of this additional equity financing, the Company continues to have a controlling interest of 51% of its Japanese subsidiary. Suzuken Co. Ltd., one of Japan’s largest pharmaceutical and medical device distributors and a 15% shareholder of Given Imaging K.K., has exclusive rights to distribute the Company’s products in Japan.

G.    Provision for Sales Tax

During the year ended December 31, 2005, the Company made a provision of $1,800 for potential uncollectible sales tax, interest and penalties resulting from the failure of the Company’s U.S. subsidiary to appropriately collect and remit sales tax on sales in the U.S. since the fourth quarter of 2001. The provision represented the Company’s estimate of the amounts it might not collect from its customers for remittance to the different jurisdictions, and any interest and penalties the Company may have to pay for failure to timely remit the sales tax. During 2005, 2006 and 2007 the Company has filed all required sales and use tax returns and collected tax amounts from its customers. As of December 31, 2006, and 2007 accounts payable included $702 and $456, respectively, representing sales and use taxes, interest and penalties remaining to be resolved.

H.    Registration Rights Agreement

In July 2007, the Company’s shareholders approved a Registration Rights Agreement between the Company and its major shareholders holding together an aggregate of 43.9% of the Company’s ordinary shares (‘‘affiliated shareholders.’’). This Registration Rights Agreement has replaced earlier registration rights, which expired in October 2006, granted by the Company in connection with a private placement completed in September 2000, before the Company’s initial public offering.

Under this agreement, at the request of one or more of the affiliated shareholders holding at least 5% of the Company’s then outstanding ordinary shares, the Company must use its best efforts to register any or all of these shareholders’ ordinary shares to the extent that the aggregate offering price of the shares to be registered is at least $15 million. In addition, the affiliated shareholders also have the right to request that the Company includes their ordinary shares in any registration statements filed by the Company in the future for the purposes of a public offering, subject to specified limitations. All registration rights will expire on the fifth anniversary of the agreement. With respect to any shareholder, registration rights will expire if that shareholder can sell all of its ordinary shares within a 90 day period under Rule 144 under the United States Securities Act of 1933, as amended. Generally, the Company is obligated to pay all expenses incurred in carrying out the above registrations, as well as the fees and expenses of one legal counsel for the selling shareholders in each registration.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 9 — Accounts Payable — Other

	December 31
	2006	2007
Government institutions	$2,137	$4,766
Liabilities relating to employees	6,863	8,348
Advances from customers	58	21
Warranty	102	338
Royalties to the OCS	214	0
Commissions	2,057	1,659
Accrued expenses	3,189	5,880
	$14,620	$21,012

Note 10 — Liability in Respect of Employee Severance Payments

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

Expenses recorded in respect of employee severance payments for the years ended December 31, 2005, 2006 and 2007 are $664, $862 and $ 806, respectively.

The U.S. subsidiary has a defined contribution retirement plan for its employees. Employees are allowed to contribute up to 18% of their salary in any one year, subject to a regulatory limit.

The Company contributes 3% of an employee’s salary subject to regulatory limits. Employees are vested in the Company’s contributions after 30 days of employment.

Expenses recorded in respect of the defined contribution retirement plan in the U.S for the years ended December 31, 2005, 2006 and 2007 are $356, $603 and $604, respectively.

Note 11 — Share Capital

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

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 11 — Share Capital (cont'd)

Under these plans, the Board of Directors (or a compensation committee appointed by the board) (the ‘‘Board’’) has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants. Each option entitles the holder to purchase one Ordinary Share of par value of NIS 0.05 and expires after 10 years from the date of grant. The company has reserved for issuance a total of 2,500,000 ordinary shares under the plan. As of December 31, 2007, 367,345 options out of this plan had not been granted.

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

In 2006, the Company adopted the 2006 Equity Incentive Plan (‘‘the Plan’’) permitting the grant of equity awards, including options and restricted stock of the Company, to eligible employees, directors and consultants of the Company and its subsidiaries. The Plan is administered by the Company’s Board of Directors and Compensation and Nominating Committee. The Plan contains provisions concerning the vesting, price, exercise and other terms of awards; however, the Compensation and Nominating Committee has authority to grant awards under different terms at its discretion. The Company has reserved for issuance a total of 4,000,000 Ordinary Shares under the Plan. As of December 31, 2007 there were 1,968,392 options outstanding under this plan, and 106,000 shares of restricted stock has been issued.

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

Note 11 — Share Capital (cont'd)

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

For the year ended December 31, 2005, the fair value of options granted is estimated on the date of grant, using the Black-Scholes model with the following assumptions:

1.	Dividend yield of zero percent.

2.	Risk-free average interest rate of 3% – 4.3% which represents the risk free rate of US$ zero – coupon Government Bonds.

3.	Estimated expected life of five years as of the date of grant.

4.	Expected average volatility of 62%, which represents a weighted average standard deviation rate for the price of the Company’s Ordinary Shares on the NASDAQ National Market.

The fair value of options granted during the years ended December 31, 2006 and 2007 was estimated on the date of grant using the Black – Scholes model, with the following assumptions:

1.	Dividend yield of zero percent.

2.	Risk free average interest rate of 4.89% and 4.75/% for the years ended December 31, 2006 and 2007, respectively, which represents the risk free rate of US$ zero – coupon Government Bonds.

3.	Weighted average expected life of 3.69 and 3.75 years for the years ended December 31, 2006 and 2007, respectively, which represents the period for which the options granted are expected to be outstanding.

The expected life of the options granted to employees and directors, is calculated based on the Simplified Method as allowed under Staff Accounting Bulletin No. 107 (SAB 107), giving consideration to the contractual term of the options and their vesting schedules.

4.	Expected average volatility of 53.17% and 43.17% for the years ended December 31, 2006 and 2007 respectively, which represents a weighted average standard deviation rate for the price of the Company’s Ordinary Shares in the NASDAQ National Market.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 11 — Share Capital (cont'd)

The following table summarizes information relating to stock options for Ordinary Shares outstanding and exercisable, as of December 31, 2007 and 2006:

	Options outstanding
Exercise price	Number outstanding at December 31, 2007	Weighted average remaining contractual life (in years)
$1 – $10	438,217	3.73
$10.01 – $20	1,687,900	4.64
$20.01 – $30	2,308,687	4.81
$30.01 – $40	499,066	6.90
	4,933,870

	Options outstanding
Exercise price	Number outstanding at December 31, 2006	Weighted average remaining contractual life (in years)
$1 – $10	855,368	4.86
$10.01 – $20	1,862,025	5.65
$20.01 – $30	889,920	6.45
$30.01 – $40	507,291	7.90
	4,114,604

The stock option activity under the Plans is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value
Balance at December 31, 2005	4,033,160
Granted	1,077,070	$18.75	$10.21
Forfeited	(404,616)	25.87	15.29
Exercised	(591,010)	3.45	2.95
Balance at December 31, 2006	4,114,604
Balance at December 31, 2006	4,114,604
Granted	1,453,392	26.08	10.22
Forfeited	(44,864)	24.40	12.26
Exercised	(589,262)	7.26	5.12
Balance at December 31, 2007	4,933,870

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 11 — Share Capital (cont'd)

The following table summarizes information relating to non-vested stock options for Ordinary Shares as of December 31, 2007 and related changes during the year ended December 31, 2007:

Non-vested options	Number of Shares	Weighted average grant Date fair value
Balance at January 1, 2007	1,328,787	$10.68
Granted	1,453,392	10.22
Vested	(534,849)	12.69
Forfeited	(44,864)	12.26
Balance at December 31, 2007	2,202,466	$9.81

As of December 31, 2007, unrecognized compensation costs related to non-vested options aggregated $16,200 to be recognized over a weighted average period of 1.93 years.

The aggregate intrinsic value of options outstanding as of December 31, 2007 and 2006 is $22,442 and $19,673, respectively. The aggregate intrinsic value of options excisable as of December 31, 2007 and 2006, is $19,293 and $18,778, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2007 and 2006, is $11,039 and $10,610, respectively.

On May 30, 2006, the Company issued 100,000 restricted shares to its CEO. The restricted shares will vest in four installments over a period of four years, beginning on May 30, 2007. On June 15, 2007 the Company issued 6,000 restricted shares to another one of its officers. These restricted shares will vest in three installments over a period of four years, beginning on June 15, 2009. The fair value of the restricted shares as of the date of issue is being amortized over the vesting period. Unrecognized compensation costs related to the restricted shares, as of December 31, 2006 and 2007, to be recognized over 3.4 years, were $1,516 and $1,211 respectively, and compensation expenses of $262 and $466 were recognized for the years ended December, 31 2006 and 2007, respectively.

The following table summarizes the allocation of the stock-based compensation charge for both employee and non-employee stock option grants:

	Year ended December 31,
	2005	2006	2007
Research and development costs	$—	$569	$406
Selling and marketing expenses	—	1,839	1,889
General and administrative expenses	3	2,805	3,356
	$3	$5,213	$5,651

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 12 — Revenues

A.    Revenues by activities

	Year ended December 31,
	2005	2006	2007
Workstations and recorders	$17,831	$14,104	$15,267
PillCam SB capsule	62,528	76,360	90,614
PillCam ESO capsule	4,384	1,438	1,012
PillCam Colon capsule	—	—	1,106
Patency capsules and scanners	174	353	523
Service	1,859	2,774	4,346
	$86,776	$95,029	$112,868

B.    Revenues by geographic areas

	Year ended December 31,
	2005	2006	2007
Americas	$64,876	$67,648	$73,849
Europe, Middle East and Asia	16,874	21,642	27,299
Asia Pacific	5,026	5,739	11,720
	$86,776	$95,029	$112,868

Note 13 — Financial Income, net

	Year ended December 31,
	2005	2006	2007
Currency gains (losses)	$(837)	$778	$1,456
Interest income	1,963	1,639	1,069
Income from marketable securities	422	1,849	3,109
Other	(786)	(286)	(114)
	$762	$3,980	$5,520

Note 14 — Taxes on Income

A.    Company

(1)	Israeli income tax is computed on the basis of the Company’s results in New Israeli Shekels (‘‘NIS’’) determined for statutory purposes. The Company is assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits.

Pursuant to the Encouragement Capital Investments Law – 1959 (the ‘‘law’’), the Company was awarded ‘‘Approved Enterprise’’ status under the government alternative benefits track beginning in 1999. The program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which the Company will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an Approved Enterprise, and reduced tax rates on dividends originating from this income.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 14 — Taxes on Income   (cont'd)

Under the alternative benefits track, the income derived from an Approved Enterprise will be exempt from tax for a ten-year period, commencing on the date that taxable income is first generated by the Approved Enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received).

Dividend distributions originating from income of an Approved Enterprise will be subject to tax at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the Approved Enterprise, and on which the Company received a tax exemption, the distribution is subject to corporate taxes at rates varying from 10% – 25% depending on the percentage of foreign investment holding in the Company as defined by the Law.

If the Company derives income from sources other than the Approved Enterprise during the relevant period of benefits, such income will be taxable at regular corporate tax rates (see (4) below).

On March 30, 2005, the Knesset approved a reform of the Encouragement of Capital Investments Law – 1959. The primary changes are as follows:

a.	Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Companies will be required to notify the Israeli Income Tax Authorities regarding the implementation of the Alternative Path. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

b.	Tax benefits of the Alternate Path include lower tax rates or zero tax depending on the investment zone and the path chosen, lower tax rates on dividends and accelerated depreciation.

c.	In order to receive benefits in the Grant Path or the Alternate Path, the Industrial Enterprise must contribute to the economic independence of Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific foreign market of at least 12 million residents.

The amendments to the Law do not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendments should not impact an existing Approved Enterprise, which received prior written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits may be as early as 2004.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 14 — Taxes on Income   (cont'd)

(2)	The Company has net operating loss carryforwards in Israel of approximately $4,000 as of December 31, 2007. These net operating loss carryforwards are linked to the Israeli Consumer Price Index and are available to offset future taxable income, if any, indefinitely.

(3)	As explained above, the Israeli Company is exempt from tax for a ten-year period. Therefore, the Israeli Company has not recorded deferred tax assets and liabilities.

(4)	On July 25, 2005, the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) — 2005 (‘‘the Amendment’’).

The Amendment provides for a gradual reduction in corporate tax rate in the following manner: in 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and from 2010 onward 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, capital gains will be subject to tax of 25%.

B.	Foreign subsidiaries

At December 31, 2007, the subsidiaries had local, federal and state net operating losses carryforwards of approximately $31,144 Federal and state tax loss carryforwards in the U.S subsidiary, totaling $10,197 will expire through 2023. Operating loss carryforwards in the Japanese subsidiary, totaling $9,709 will also expire through 2014. Operating loss carryforwards in the German, French and Australian subsidiaries amounted to $5,297, $4,868 and $1,073, respectively, can be carried forward indefinitely.

C.	Profit (loss) before tax and income tax benefit (expense) included in the consolidated statements of operations

	Year ended December 31,
	2005	2006	2007
Profit (loss) before taxes on income and minority share:
Israel	$5,011	$3,459	$13,438
Foreign jurisdiction	(70)	(6,174)	4,792
	$4,941	$(2,715)	$18,230
Current taxes:
Israel	$—	$(200)	$(3,669)
Foreign jurisdiction	(196)	(82)	(855)
	$(196)	$(282)	$(4,524)
Deferred taxes:
Israel	$—	$—	$—
Foreign jurisdiction	482	155	(24)
	$482	$155	$(24)
Income tax benefit (expense)	$286	$(127)	$(4,548)

D.	Deferred taxes

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

Note 14 — Taxes on Income   (cont'd)

Management considers projected future taxable income and tax planning strategies in making this assessment.

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The tax effects of significant items comprising the Company’s deferred taxes:

	December 31,
	2006	2007
Tax loss carryforwards of subsidiaries	$10,137	$11,506
Other timing differences	2,343	2,397
Total gross deferred tax assets	12,480	13,903
Valuation allowance	(11,106)	(12,553)
Net deferred tax asset	$1,374	$1,350

The net changes in the total valuation allowance for the years ended December 31, 2005, 2006 and 2007 are ($2,779), $789 and $1,446, respectively.

E.	Reconciliation of the statutory tax benefit (expense) to actual income tax benefit (expense)

	Year ended December 31,
	2005	2006	2007
Profit (loss) before taxes on income and minority share	$4,941	$(2,715)	$18,230
Tax rate	0%	0%	0%
Computed expected tax	—	—	—
Increase in unrecognized tax benefits associated with current year positions	—	—	(2,901)
Differences between the definition of capital and assets for tax purposes and other	—	(200)	1,256
Change in valuation allowance	2,779	(789)	(1,446)
Foreign tax rate differential	(2,493)	862	(1,457)
Income tax benefit (expense)	$286	$(127)	$(4,548)

F.     Accounting for income tax uncertainties

The Company and its subsidiaries file income tax returns in Israel, the U.S and other foreign jurisdictions. The U.S. subsidiary files income tax returns in federal jurisdictions, and various states within the U.S. With few exceptions, the Company is no longer subject to Israeli, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. The German tax authorities commenced an examination of the Company’s subsidiary income tax returns in Germany for the years 2001 through 2004 that is anticipated to be completed by the end of 2008 with no material tax adjustments.

Given Imaging Ltd. and its subsidiaries

Notes To The Consolidated Financial Statements
(In thousands except share and per share data)

Note 14 — Taxes on Income   (cont'd)

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$—
Additions based on tax positions related to the current year	2,901
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—
Balance at December 31, 2007	$2,901

The unrecognized tax benefits in the amount of $2,901, if recognized, would affect the effective tax rate of the Company.

During the year ended December 31, 2007, the Company recorded approximately $99 in interest relating to unrecognized tax benefits in the consolidated statements of operations and accrued the same amount in the balance sheet as of December 31, 2007.

Note 15 — Fair Value of Financial Instruments

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

NETVISION LTD. AND ITS SUBSIDIARIES

Consolidated financial statements

As of December 31, 2007

NETVISION LTD. AND ITS SUBSIDIARIES

Consolidated financial statements as of December 31, 2007

In NIS in thousands

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Netvision Ltd.

We have audited the accompanying balance sheets of Netvision Ltd. (‘‘the Company’’) and its subsidiaries – the Company and consolidated as of December 31, 2007 and the related statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2006 and for each of the two-year then ended have been presented for comparative purposes and have not been subject to an audit.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Company and consolidated as of December 31, 2007 and the related results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Israel which differ in certain aspects from U.S. generally accepted accounting principles, as described in Note 32 to the consolidated financial statements.

As explained in Note 2a, the aforementioned financial statements are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board.

Kost Forer Gabbay & Kasierer A member of Ernst & Young Global

Haifa, March 13, 2008

NETVISION LTD.

Balance sheets

		Consolidated		The Company
		As of December 31,
		2007	2006 (*)	2007	2006 (*)
	Note	Reported NIS in thousands
		Audited	Unaudited	Audited	Unaudited
Current assets
Cash and cash equivalents		95,515	17,027	60,614	1,747
Short-term investments	(3)	37,937	77,560	—	77,560
Trade receivables	(4)	248,824	242,454	—	80,811
Other receivables and prepaid expenses	(5)	55,894	32,293	—	10,255
Inventory of purchased products		8,616	8,558	—	3,964
		446,786	377,892	60,614	174,337
Long-term receivables
Deferred taxes	(16)	12,773	14,702	—	—
Long-term receivables and debit balances	(6)	5,338	6,569	—	440
		18,111	21,271	—	440
Investments in subsidiaries	(7)	—	—	710,564	363,526
Fixed assets	(8)
Cost		1,327,647	1,210,729	27,713	406,343
Accumulated depreciation		885,077	762,208	27,713	196,480
		442,570	448,521	—	209,863
Intangible assets	(9)	338,077	363,789	—	4,777
		1,245,544	1,211,473	771,178	752,943
Current liabilities
Short-term bank credit	(10)	32,713	163,634	—	34,391
Short-term loans from shareholders		—	14,610	—	—
Current maturities of long-term trade payables	(14)	44,367	49,760	—	18,935
Trade payables	(11)	254,560	268,267	—	67,242
Other payables and accrued expenses	(12)	78,877	69,566	6,510	33,329
		410,517	565,837	6,510	153,897
Long-term liabilities
Convertible debentures	(13)	52,795	66,192	52,795	66,192
Long-term trade payables	(14)	52,096	48,519	—	11,368
Accrued severance pay, net	(15)	18,417	15,715	2,104	8,142
		123,308	130,426	54,899	85,702
Contingent liabilities, commitments and guarantees	(17)
Minority interest		1,950	1,866	—	—
Shareholders’ equity	(18)	709,769	513,344	709,769	513,344
		1,245,544	1,211,473	771,178	752,943

(*)	Consolidated balance sheets using ‘‘pooling of interests’’ method (See Note 1c.)

March 13, 2008
Date of approval of financial statements	Ami Erel Chairman of the Board of Directors	Richard Hunter Chief Executive Officer	Ofir Sarid Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

NETVISION LTD.

Consolidated Statements of Operations

		For the year ended December 31,
		2007	2006 (*)	2005 (*)
	Note	Reported NIS in thousands (except for net income (loss) per share)
		Audited	Unaudited
Revenues	(21)	1,209,196	1,202,793	421,173
Cost of revenues	(22)	1,072,849	1,000,313	340,290
Gross profit		136,347	202,480	80,883
Selling and marketing expenses	(23)	47,199	53,278	23,856
General and administrative expenses	(24)	64,131	54,204	34,437
		111,330	107,482	58,293
Profit from ordinary operations (**)		25,017	94,998	22,590
Financial expenses, net	(25)	14,917	21,810	20,694
Other expenses (income), net	(26)	(36,317)	20,247	3,500
Profit (loss) before taxes on income		46,417	52,941	(1,604)
Taxes on income (tax benefit)		(7,315)	23,777	568
Profit (loss) after taxes on income		53,732	29,164	(2,172)
Minority interest in earnings of subsidiaries, net		(53)	(15,493)	—
Net income (loss)		53,679	13,671	(2,172)
Net income (loss) per share (in reported NIS) (***):	(27)
Basic net income (loss)		2.03	0.57	(0.17)
Fully diluted net income (loss)		1.98	0.55	(0.17)

(*)	Consolidated results using ‘‘pooling of interests’’ method (see Note 1c).
(**)	Profit from ordinary operations for the years ended December 31, 2007 and 2006 include the effect of merger and reorganization expenses totalling NIS 33.5 million and NIS 3.4 million, respectively.
(***)	The net income per share for the years ended December 31, 2006 and 2005 is based on the weighted number of shares in the reported period, plus the number of shares issued to purchase Barak and Globecall as of the the date the shareholders achieved control.

The accompanying notes are an integral part of these consolidated financial statements.

NETVISION LTD.

Statements of Operations — the Company

		For the year ended December 31,
		2007 (*)	2006	2005
	Note	Reported NIS in thousands
		Audited	Unaudited
Revenues	(21)	209,133	365,213	324,538
Cost of revenues	(22)	175,584	262,274	240,696
Gross profit		33,549	102,939	83,842
Selling and marketing expenses	(23)	13,069	19,042	21,876
General and administrative expenses	(24)	22,725	23,013	18,764
		35,794	42,055	40,640
Profit (loss) from ordinary operations (*)		(2,245)	60,884	43,202
Financial expenses, net	(25)	781	5,432	15,489
Other income, net	(26)	(40,837)	—	—
Profit before taxes on income		37,811	55,452	27,713
Taxes on income		12,431	—	—
Profit after taxes on income		25,380	55,452	27,713
Company’s share in earnings (losses) of subsidiaries, net		28,299	(41,781)	(29,885)
Net income (loss)		53,679	13,671	(2,172)

(*)	Effective from August 1, 2007, all of the Internet and telephony services were transferred to the subsidiary, Netvision 013 Barak Ltd.

The accompanying notes are an integral part of these consolidated financial statements.

NETVISION LTD.

Statements of Changes in Shareholders’ Equity

	Preferred shares	Ordinary shares	Additional paid-in capital	Capital reserve in respect of warrants (series 1)	Receipts in respect of conversion feature	Stock based compensation	Accumulated deficit	Total
	Reported NIS in thousands
Balance as of January 1, 2005 (*)	3,268	1,922	165,749	—	—	3,779	(111,292)	63,426
Consolidation of classes of share capital	(3,268)	3,268	—	—	—	—	—	—
Conversion of shareholder loans to ordinary share capital	—	960	25,920	—	—	—	—	26,880
Issuance of shares and options, net (net of issuance expenses totalling NIS 3,128 thousand)	—	1,800	35,708	2,303	—	—	—	39,811
Issuance of bonus shares	—	6,414	(6,414)	—	—	—	—	—
Amortization of stock based compensation	—	—	—	—	—	575	—	575
Issuance of shares and additional paid-in capital in respect of investment in a company	—	10,510	100,854	—	—	—	—	111,364
Paid-in capital in respect of additional investment in a subsidiary	—	—	14,745	—	—	—	—	14,745
Loss	—	—	—	—	—	—	(2,172)	(2,172)
Balance as of December 31, 2005 (*)	—	24,874	336,562	2,303	—	4,354	(113,464)	254,629
Conversion feature in a convertible bond (net of issuance expenses)	—	—	—	—	7,416	—	—	7,416
Amortization of stock based compensation	—	—	—	—	—	2,416	—	2,416
Conversion of bonds to shares	—	895	27,840	—	(2,125)	—	—	26,610
Exercise of options to shares	—	64	1,797	—	—	(401)	—	1,460
Paid-in capital in respect of additional investment in a subsidiary	—	—	207,142	—	—	—	—	207,142
Net income	—	—	—	—	—	—	13,671	13,671
Balance as of December 31, 2006 (*)	—	25,833	573,341	2,303	5,291	6,369	(99,793)	513,344
Issuance of shares	—	2,620	109,869	—	—	—	—	112,489
Conversion of bonds to shares	—	545	17,434	—	(1,295)	—	—	16,684
Exercise of marketable options to shares	—	10	334	(25)	—	—	—	319
Amortization of stock based compensation	—	—	—	—	—	2,484	—	2,484
Exercise of options for shares	—	633	13,167	—	—	(3,030)	—	10,770
Net income	—	—	—	—	—	—	53,679	53,679
Balance as of December 31, 2007	—	29,641	714,145	2,278	3,996	5,823	(46,114)	709,769

(*)	Consolidated results using ‘‘pooling of interests’’ method (see Note 1c).

The accompanying notes are an integral part of these consolidated financial statements.

NETVISION LTD.

Statements of Cash Flows

	Consolidated			Company
	For the year ended December 31,			For the year ended December 31,
	2007	2006 (*)	2005 (*)	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited		Audited	Unaudited
Cash flows from operating activities
Net income (loss)	53,679	13,671	(2,172)	53,679	13,671	(2,172)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities (A)	104,710	123,243	59,721	(18,368)	57,148	64,323
Net cash flows provided by operating activities	158,389	136,914	57,549	35,311	70,819	62,151
Cash flows from investing activities
Purchase of fixed assets	(61,146)	(50,970)	(30,481)	(15,580)	(15,349)	(21,254)
Transfer of activities to subsidiary (D)	—	—	—	(2,968)	—	—
Purchase of other assets	(4,281)	(5,037)	(2,392)	(1,568)	(1,248)	(2,392)
Cash used to purchase companies not previously consolidated (B)	—	(7,018)	—	—	(6,926)	—
Deposits in banks, net	—	(18,035)	(40,694)	—	—	(40,694)
Cash deriving from business combinations (C)	4,262	—	51,751	—	—	—
Proceeds from sale of investments in previously consolidated subsidiaries (C)	—	—	—	(324)	—	—
Repayment (grant) of loans to investee companies	—	—	—	(58,318)	160	(796)
Proceeds from sale of marketable securities, net	39,759	20,232	—	18,526	20,232	—
Proceeds from sale of fixed assets	—	—	—	2,464	—	—
Purchase of marketable securities	—	—	(40,092)	—	(18,035)	(40,092)
Net cash used in investing activities	(21,406)	(60,828)	(61,908)	(57,768)	(21,166)	(105,228)
Cash flows from financing activities
Receipts in respect of exercise of options for shares	11,089	1,460	—	11,089	1,460	—
Repayment of liabilities to suppliers in respect of purchase of fixed assets	(39,673)	(78,330)	(60,885)	(12,764)	(54,235)	(60,885)
Receipts from issuance of convertible bonds (net of issuance expenses)	—	—	94,996	—	—	94,996
Repayment (receipt) of short-term loans from shareholders	(15,089)	14,500	(20,382)	—	—	(20,382)
Repayment of long-term loans from banks	—	(45,669)	—	—	—	—
Short-term credit from banks, net	(127,311)	98,799	(14,421)	(29,490)	3,091	(14,000)
Paid-in capital in respect of investment in a subsidiary	—	177,382	14,745	—	—	—
Repayment of bonds	—	(284,178)	—	—	—	—
Issuance of options, net	—	—	2,303	—	—	2,303
Issuance of share capital, net	112,489	—	37,507	112,489	—	37,507
Net cash provided by (used in) financing activities	(58,495)	(116,036)	53,863	81,324	(49,684)	39,539
Increase (decrease) in cash and cash equivalents	78,488	(39,950)	49,504	58,867	(31)	(3,538)
Balance of cash and cash equivalents at the beginning of the year	17,027	56,977	7,473	1,747	1,778	5,316
Balance of cash and cash equivalents at the end of the year	95,515	17,027	56,977	60,614	1,747	1,778

(*)	Consolidated results using ‘‘pooling of interests’’ method (see Note 1c).

The accompanying notes are an integral part of these consolidated financial statements.

NETVISION LTD.

Statements of Cash Flows

	Consolidated			Company
	For the year ended December 31,			For the year ended December 31,
	2007	2006 (*)	2005 (*)	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited		Audited	Unaudited
(A) Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Income and expenses not involving cash flows:
Depreciation and amortization	174,847	192,088	46,779	35,910	32,039	30,802
Revaluation and amortization of discount on bonds	3,289	(17,264)	(298)	3,289	2,076	2,238
Decrease (increase) in value of marketable securities, net	(1,303)	1,029	151	(1,059)	1,029	151
Deferred taxes, net	(20,000)	(29,490)	—	—	—	—
Stock-based compensation	2,484	2,416	575	482	867	575
Company share in earnings (losses) of subsidiaries, net	—	—	—	(28,299)	41,781	29,885
Minority interest in earnings	53	15,493	—	—	—	—
Remeasurement (erosion) of long-term liabilities, net	(6,251)	(2,781)	8,399	(934)	(3,727)	5,863
Increase in accrued severance pay, net	3,358	3,243	145	2,863	39	34
Revaluation of short-term liabilities	—	(119)	—	—	—	—
Revaluation of loans to subsidiaries and interest	—	—	—	(5,100)	(2,377)	(3,140)
Impairement of assets	16,360	14,895	—	—	—	—
Remeasurement of short-term loans from shareholders and interest	479	110	—	—	—	—
Capital gain from decrease in holding	(42,112)	—	—	(42,112)	—	—
	131,204	179,620	55,751	(34,960)	71,727	66,408
Changes in asset and liability items:
Increase in trade receivables	(13,627)	(7,026)	(11,783)	(10,070)	(10,891)	(12,309)
Decrease (increase) in other receivables and prepaid expenses	7,327	2,172	(1,363)	1,325	(2,027)	(515)
Decrease (increase) in inventory of purchased products	336	(1,882)	824	1,718	(1,209)	(834)
Increase (decrease) in long-term receivables and debit balances	1,213	3,627	385	2,386	6	(3)
Increase (decrease) in trade payables	(30,300)	(22,276)	4,168	(5,152)	12,391	5,026
Increase (decrease) in other payables and accrued expenses	11,711	(3,344)	5,523	26,385	(11,789)	334
Increase (decrease) in long-term trade payables	(3,154)	(27,648)	6,216	—	(1,060)	6,216
	(26,494)	(56,377)	3,970	16,592	(14,579)	(2,085)
	104,710	123,243	59,721	(18,368)	57,148	64,323
(B) Cash used to purchase companies not previously consolidated
Assets and liabilities of subsidiaries at date of purchase:
Working capital (excluding cash and cash equivalents)	—	(765)	—	—	—	—
Fixed assets, net	—	(896)	—	—	—	—
Intangible assets, net	—	(7,697)	—	—	—	—
Long-term liabilities	—	916	—	—	—	—
Minority interest	—	1,424	—	—	—	—
	—	(7,018)	—	—	—	—

(*)	Consolidated results using ‘‘pooling of interests’’ method (see Note 1c).

The accompanying notes are an integral part of these consolidated financial statements.

NETVISION LTD.

Statements of Cash Flows

	Consolidated			Company
	For the year ended December 31,			For the year ended December 31,
	2007	2006 (*)	2005 (*)	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited		Audited	Unaudited
(C) Change in cash and cash equivalents resulting from business combinations:
Assets and liabilities of a subsidiary at date of sale:
Working capital (excluding cash and cash equivalents)	(11,224)	—	138,142	(12,433)	—	—
Fixed assets, net	1,030	—	(193,535)	2,060	—	—
Intangible assets, net	(27,248)	—	(391,812)	—	—	—
Long-term liabilities	(438)	—	397,022	(762)	—	—
Share capital and paid-in capital	—	—	111,364	—	—	—
Minority interest	30	—	—	—	—	—
Investment	—	—	—	(31,301)	—	—
Capital gain from sale of investment in a subsidiary	42,112	—	—	42,112	—	—
Long-term debit balances	—	—	(9,430)	—	—	—
	4,262	—	51,751	(324)	—	—
(D) Cash expended in transfer of activity to a subsidiary:
Working capital (excluding cash and cash equivalents)	—	—	—	59,762	—	—
Fixed assets, net	—	—	—	(34,386)	—	—
Long-term debit balances	—	—	—	440	—	—
Intangible assets	—	—	—	4,304	—	—
Long-term liabilities, net	—	—	—	(33,088)	—	—
	—	—	—	(2,968)	—	—
(E) Non-cash activity:
Purchase of fixed assets in long and short-term credit	73,365	19,218	(18,515)	4,704	18,781	18,515
Conversion of bonds to shares	16,684	26,610	—	16,684	26,610	—
Paid-in capital in respect of additional investment	—	29,760	—	—	207,142	14,745
Correction of Barak’s intangibles	2,192	—	—	—	—	—
Conversion of shareholder loans to capital	—	—	26,880	—	—	26,880

(*)	Consolidated results using ‘‘pooling of interests’’ method (see Note 1c).

The accompanying notes are an integral part of these consolidated financial statements.

NETVISION LTD.

Notes to the Financial Statements

Note 1 — General

a.	Netvision Ltd. (hereinafter: ‘‘the Company’’ or ‘‘Netvision’’), together with its subsidiaries, under its full or partial ownership, whose financial statements are consolidated with those of the Company (hereinafter: ‘‘the Group’’) are engaged in various areas of operations in the communications industry.

Netvision was established and incorporated in Israel as private company on January 31, 1994 under the name Internet Manage Ltd. On July 6, 1994, it changed its name to Netvision Ltd. On May 11, 2005, Netvision became a public company and from that date, its shares were traded on the Tel Aviv Stock Exchange (hereinafter: ‘‘TASE’’).

As of August 1, 2007, all of Netvision’s activities in the area of Internet and international telephony services were concentrated in Netvision 013 Barak (formerly Barak E.T.C. (1995) International Bezek Services Company Ltd. (hereinafter: ‘‘Netvision 013’’ or ‘‘Barak’’). In view of the aforesaid, the assets and liabilities of the Company connected to this activity, as well as its direct and indirect holdings in Globecall Communication Ltd. (hereinafter ‘‘Globecall’’) were transferred to Netvision 013.

The Group is a central supplier of communication services in Israel. As of December 31, 2007, the Group is engaged in three main areas of operations, which are reported as business segment in its consolidated financial statements (‘‘core activities’’):

(1)	Provision of Internet services (ISP)

(2)	Provision of telephony services.

(3)	Provision of managed services (N.S.R. and Mapa)

In addition, the Company has a 50%-holding in Nana 10 Ltd., which operates the content and electronic portal, ‘‘Nana 10’’ and ‘‘Nana Shop’’ and a 53.4%-holding in Netwize Applications Ltd. (hereinafter: ‘‘Netwize’’), which is engaged in the development of Internet applications. These activities are presented as one separate segment.

b.	On January 25, 2007, a merger transaction was completed between the Company, Barak and Globecall (‘‘the merger’’) following its approval by the audit committee, the Board of Directors and the general meeting of the shareholders of the Company, and receiving approval from the Ministry of Communications for the transaction, and the fulfilment of the other fundamental conditions to the agreement. As of the date of these financial statements, the Company holds the entire issued share capital of Barak and Globecall (directly and indirectly).

The merger transaction was completed pursuant to the provisions of the merger agreements dated September 6, 2006 with Barak and with all of the shareholders in Barak (‘‘the Barak merger agreement’’) and with Globecall and Discount Investment Corporation Ltd. (‘‘DIC’’), the shareholder in Globecall (‘‘the Globecall merger agreement’’.)

In accordance with the Barak merger agreement, on January 25, 2007, the Company purchased the entire issued share capital of Barak from the shareholders of Barak, in consideration of an allocation of 10,509,783 shares of the Company to the shareholders of Barak, which, immediately following the date of allocation, represented approximately 45.02% of the issued share capital of the Company.

According to the Globecall merger agreement, on January 25, 2007, the Company purchased from DIC (a company controlled by I.D.B. Development Company Ltd.) the entire issued share capital of Tevel Telecom, which holds 50% of the issued share capital of Globecall and the entire holding of DIC’s shares in Globecall (the balance of the 50% of the issued share

NETVISION LTD.

Notes to the Financial Statements

Note 1 — General (cont.)

capital of Globecall), and DIC assigned to the Company its rights in connection with shareholder loans that it had extended to Globecall through September 6, 2006 and its rights to receive Globecall shares in respect of monies introduced to Globecall prior to the said date as payments on account of Globecall shares, all in consideration of an allocation of 1,683,104 shares of the Company to DIC (which is the controlling shareholder in the Company), which represented approximately 6.73% of the Company’s issued share capital immediately following the allocation in respect of the Barak merger and following the said allocation.

On the date of completing the transaction, the Company released the shareholders of Globecall from the guarantees they had given to third parties to secure Globecall’s debts and/or liabilities, and supplied any alternative confirmation and/or collateral that was necessary to release them from these guarantees.

c.	I.D.B. Development Company Ltd. (hereinafter: ‘‘IDB’’) is a controlling shareholder in the Company and in Barak and Globecall, and accordingly, this merger transaction, which represents a business combination of companies under common control, was treated using a method similar to pooling of interest. According to this method, the assets and liabilities of Barak and Globecall were consolidated for the first time in the consolidated financial statements of the Company at their book value as recorded in the consolidated financial statements of the controlling shareholder. The Company’s consolidated financial statements for previous periods were restated in order to reflect the business combination as if it had been carried out on the date on which Barak and Globecall had come under the control of IDB, and at the actual rates of shareholding in the companies of the controlling shareholder at the periods presented. As a result of applying the pooling of interest method, the results for the year ended December 31, 2006 also include the results of Barak and Globecall and for the year ended December 31, 2005 also include the activities of Globecall.

Intangible assets, as they appeared in the books of the controlling shareholders of Barak and Globecall, were amortized consistently through the balance sheet date and will be amortized over the periods, which were determined at the date of purchasing Barak and Globecall by the controlling shareholders.

Total intangible assets recorded in the Company’s books, in respect of Barak and Globecall, as of December 31, 2007 amount to NIS 297,255 thousand.

This total is attributed to the customer base in Barak, in the sum of NIS 48,934 thousand, to the Barak brand, in the sum of NIS 8,190 thousand, and to the balance of goodwill in Barak and in Globecall, in the sum of NIS 166,292 thousand and NIS 73,839 thousand, respectively. The total allocated to the customer base in Barak will be amortized by a total of NIS 29,307 thousand in 2008, with the remaining balance amortized over the following three years. The total allocated to Barak’s brand will be amortized by a total of NIS 2,983 thousand in 2008, with the remaining balance amortized over the following three years.

d.	As a result of the merger transaction, the Board of Directors of the Company decided on a process of reorganization and improvement of the business activities of the Company, Barak and Globecall. Consequently, in 2007, the Company recorded merger and reorganization expenses totalling approximately NIS 33.5 million. See Note 28b (2) below.

e.	On July 16, 2007, of the Board of Directors of the Company, after receiving the required approvals, approved the framework for the pooling of the activities of the Company and Barak as of August 1 2007 (‘‘the determining date’’). As part of the pooling of this activity, Barak changed its name to Netvision 013 Barak and the Company decided to concentrate all

NETVISION LTD.

Notes to the Financial Statements

Note 1 — General (cont.)

of its activity as an Internet service and international telephony supplier in Netvision 013. The fixed assets, as of the determining date, were transferred to Netvision 013 against the allocation of shares in Netvision 013 to the Company, pursuant to Section 104a of the Income Tax Ordinance (New Version) and subject to the restrictions provided therein. The current assets and liabilities of the Company, as of the determining date, were transferred to Netvision 013 in consideration for cash. In addition, as part of the reorganization, direct and indirect holdings of the Company in Globecall were also concentrated in Netvision 013.

f.	On May 8, 2007, the Company signed an agreement with Channel 10 to create a business combination under the joint control of the Company (50%) and Channel 10 (50%) which was done by Nana 10 Ltd. (‘‘Nana 10’’) and, which commenced its activities on May 1, 2007, and includes mainly the activities of the ‘‘Nana’’ and ‘‘Nana Shops’’ Internet site and the exclusive right to receive from Channel 10 television content (new and actual programs, local production and foreign production) for use on the internet. In accordance with the terms of the agreement, the Company transferred all of the Company’s activities in the ‘‘Nana and ‘‘Nana Shops’’ Internet site and all of the assets used exclusively and in the manner area of operations and all related activity and the Company’s rights in Beta Soft (50.1% of the issued and paid-up capital ) to Nana, against the allocation of shares in Nana 10 to the Company.

On the completion date of the transaction Nana 10 allocated to Channel 10 shares in Nana 10 for consideration of all the following: (1) a total of US$3 million in cash; (2) a package of promotion services to Nana 10 in Channel 10; (3) exclusive Internet user-rights of Channel 10’s television content, pursuant to the provisions of the agreement. In general the promotion services and the internet user-rights will be provided without time limit, subject to the fact that with effect from the seventh year following the completion date of the transaction, Channel 10 will be entitled to terminate them in the event that it ceases to hold at least 25% in Channel 10.

At the same time as the allocation of shares of Channel 10 as aforesaid, the Company sold to Channel 10 shares in Nana 10 in consideration of advertising time for 6 years from the completion date of the transaction at an aggregate value of US$2.065 million, which will be for the exclusive use of the Company and it subsidiaries in excess of the advertising time on Channel 10 according to the Company’s advertising budgets. On September 7, 2007, the Antitrust Commissioner gave his approval to the merger that is the subject of the agreement outlined above.

As a result of the aforesaid, in 2007, the Company recorded a pre-tax effect capital gain totaling NIS 42 million, which was included in other income (approximately NIS 22.4 million after tax).

The accounting treatment in the Company’s books of the investment in Nana 10 with effect from June 26, 2007, (the completion date of the transaction) is the proportional consolidation method of the financial position and results of operations of Nana 10.

g.	On June 6, 2007, the Board of Directors of the Company approved the private placement of ordinary shares of NIS 1 par value each of the Company to investors from the Harel Insurance Company Ltd. Group (‘‘the offerees’’). The Company issued 1,220,000 ordinary shares of NIS 1 each of the Company (‘‘the allocated shares’’) to the offerees. The allocated shares represent approximately 4.74% of the issued and paid up capital of the Company and of the voting rights therein before the allocation (4.16% in full dilution) and 4.52% of the issued and paid up capital of the Company and of the voting rights therein after the

NETVISION LTD.

Notes to the Financial Statements

Note 1 — General (cont.)

transaction (3.99% on full dilution). The shares were allocated in consideration for NIS 42.86 per share (‘‘the allocation price’’) and for an aggregate value of NIS 52,289 thousand. The offerees did not become interested parties in the Company as defined in the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993 as a result of the allocation.

h.	On December 2, 2007, the Board of Directors of the Company approved the private placement of ordinary shares of NIS 1 par value each of the Company to Ofer Investment High-Tek Ltd. Group (‘‘the offerees’’). The Company issued 1,400,000 ordinary shares of NIS 1 each of the Company (‘‘the allocated shares’’) to the offerees. The allocated shares represent approximately 5.13% of the issued and paid up capital of the Company and of the voting rights therein before the allocation (4.58% in full dilution) and 4.88% of the issued and paid up capital of the Company and of the voting rights therein after the transaction (4.38% on full dilution). The shares were allocated in consideration of NIS 43 per share (‘‘the allocation price’’) and for an aggregate value of NIS 60,200 thousand. The offerees did not become interested parties in the Company as defined in the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993, as a result of the allocation.

i.	In 2007, in the light of the decision to discontinue the use of certain low capacity and utilization lines of communication, the Company wrote off the amortized cost of those lines of communication totalling NIS 7 million. The Company believes that it will not incur additional expense in respect of discontinuing the use of the said lines as a result of the future maintenance fees deriving from onerous agreements in excess of the amount provided in the books in the light of other existing alternatives that the Company believes are likely to be utilized. In January 2008, notification was received by the owners of a certain international communication cable of the decision to discontinue the activities of the operations of the cable at the end of 2008. In addition, from September 2008 no maintenance services would be provided in respect of this cable. The net book value of the cable as at December 31, 2007, is approximately NIS 4 million. This balance will be amortized completely during 2008, as a result of the abovementioned notification.

In addition, as part of an examination of the business model of the services managed in business parks provided by the Company through Globecall, in 2007, the Company decided to close a number of parks and/or accelerate the period of amortization, because their future profitability was in doubt. The net book value of the fixed assets of the parks is NIS 5.3 million. In addition as a result of the examination of the impairment in value, according to to Israeli Accounting Standard No. 15, Impairment of Assets, of business parks, a total of NIS 14.8 million was written off from the fixed assets, mainly as a result of the Company’s plans to convert old technology to IP technology, which is more advanced and more efficient, within a number of years.

j.	In respect of the maintenance contract for the lines of communication, for which no charge has been received from the supplier, in 2007, the Company recorded a provision of NIS 3.7 million. Of this amount, approximately NIS 2.2 million relates to the period up to the end of 2005, the date that Netvision 013 was purchased by the controlling shareholder, and accordingly this liability was charged against the increase in the goodwill created as a result of the allocation of the purchase price to the assets and liabilities of Netvision 013 by the controlling shareholder. The balance of approximately NIS 1.5 million was charged as an operating expense in the statement of operations.

NETVISION LTD.

Notes to the Financial Statements

Note 1 — General (cont.)

k.	Definitions

the Company	–	Netvision Ltd.
the Group	–	the Company and its subsidiaries included in the list accompanying to these financial statements
subsidiaries	–	companies in which the Company exercises control (as defined in Israeli Opinion No. 57 of the Institute of the Certified Public Accountants in Israel, Consolidated Financial Statements) and whose statements are consolidated with those of the Company
proportionately consolidated company	–	a company held by a number of parties between which there is a contractual agreement for joint control and whose statements are consolidated with those of the Company by way of proportional consolidation
investee companies	–	subsidiaries or proportionately consolidated companies
controlling shareholder	–	as defined in the Israeli Securities Regulations (Presentation of Transactions Between a Company and a Controlling Shareholder in the Financial Statements), 1996 and Accounting Standard No. 23.
interested parties	–	as defined in the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993
related parties	–	as defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel

Note 2 — Significant accounting policies

The financial statements have been prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements) – 1993.

The significant accounting policies, which have been consistently applied in preparing the financial statements, except as noted in j., u,. and v. below, are as follows:

a.	Basis of reporting of the financial statements

1.	In the past, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the Israeli consumer price index (‘‘CPI’’). The adjusted amounts, as aforesaid, included in the financial statements as of December 31, 2003 constituted the starting point for nominal financial reporting from January 1, 2004. Any additions made during the period were included in their nominal values.

2.	In accordance with Accounting Standard No. 12 ‘‘Discontinuance of Adjustment of Financial Statements’’ of the Israel Accounting Standards Board, the adjustment of financial statements for the effect of inflation was discontinued as of December 31, 2003 and from that date, the Company commenced reporting in reported amounts.

3.	Amounts of non-monetary assets do not necessarily reflect their realizable value or current economic value, but only the reported amounts of such assets.

4.	The term ‘‘cost’’ in these financial statements means the reported amount of cost.

b.	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and of companies over which the Company has control and of the company held under joint control

NETVISION LTD.

Notes to the Financial Statements

Note 2 — Significant accounting policies (cont.)

consolidated using the proportionate consolidation method. Inter-company balances have been eliminated on consolidation.

c.	Investments in investee companies

1.	Investments in investee companies are presented in the Company’s statements on an equity basis. The excess purchase cost of the investment in investee companies over their equity value at the date of purchase was mainly allocated to the customer base, to the brand and to goodwill. The excess purchase cost allocated to intangible assets, except for goodwill, is amortized to the statement of operations over their estimated period of benefit. (See paragraph j. below.)

2.	Each reporting period, the Company examines the need for impairment in value in accordance with the provisions of Accounting Standard No. 15. (See paragraph k. below.)

d.	Cash and cash equivalents

Cash and cash equivalents are considered by the Company as highly liquid investments, which include short-term bank deposits with an original maturity not exceeding three months from the date of investment and are not restricted by a lien.

e.	Short-term investments

Short-term bank deposits with an original maturity exceeding three months and less than a year from the date of investment.

In 2006, the short-term investments also included marketable securities invested for the short term and realizable immediately and presented at their market value at the balance sheet date. Changes in their value are included in the statement of operations within financial expenses, net.

f.	Long-term deposit

A bank deposit mortgaged against a bank guarantee for a period exceeding one year.

g.	Inventory

Inventory of purchased products is stated at the lower of cost or market value. Cost is being determined on a ‘‘first-in-first-out’’ basis. Each period, the Company examines the condition and age of the inventory and makes provisions for slow-moving inventory accordingly.

h.	Allowance for doubtful accounts

The allowance for doubtful accounts is computed mainly on a specific basis in respect of debts, whose collection, in the opinion of Company management, is doubtful, together with a certain percentage of the total amount of customer debts.

i.	Fixed assets

1.	Commencing January 1, 2007, the Company applies Accounting Standard No. 27 – Fixed Assets, of the Israeli Accounting Standards Board. Fixed asset items are stated at cost, plus direct purchase costs, less accrued loss from impairment in value, net of accumulated depreciation and does not include current maintenance expenses. Financing costs relating to the financing of the purchase or construction of a fixed asset up to its date of operation are included in the cost of the asset. Improvements and renovations are included in the cost.

NETVISION LTD.

Notes to the Financial Statements

Note 2 — Significant accounting policies (cont.)

Each reporting period, the Company examines the need for impairment in value, in accordance with the provisions of Accounting Standard No. 15 (see paragraph k. below).

Items of fixed assets with a significant cost in relation to the total cost of the item are depreciated separately, using the components method. Depreciation is calculated using the straight-line method in annual instalments that are considered adequate to write off the assets over the period of their estimated useful life.

Spare parts and equipment that do not meet the criteria of fixed assets are carried to the statement of operations as an expense. The residual value and length of useful life of each asset are examined at least at the end of each year and the changes are dealt with as a prospective change in accounting estimate.

The Group recognizes the replacement cost of a part from an item of fixed assets as part of the value in the books of an item of fixed assets. When the cost arises, it is expected that the economic benefits related to the item will flow to the Group and the cost of the item can be reliably measured. Current maintenance costs are charged to the statement of operations as they arise.

The amortization of assets is discontinued at the earlier of the date on which the asset is classified as ‘‘held for sale’’ and the date of disposal of the asset. An asset is written off the books on the date of sale or when no further economic benefits are expected from the use of the assets. A profit or loss from disposal of the asset (calculated as the difference between the net proceeds from disposal and the net book value in the books is included in the statement of operations in the period in which the asset is disposed.)

2.	Leased assets under a capital lease are included in fixed assets on the basis of the current value of the future leasing fees. Leasing fees payable in the future, net of the interest component included therein, are included in long-term liabilities.

3.	Depreciation is calculated using the straight-line method in annual instalments considered adequate to write off the assets over the period of their estimated useful life, as follows:

	%
Computers	33
Equipment and office furniture	6 – 10	(Mainly 6%)
Communication equipment	7 – 15	(Mainly 15%)
User rights of lines of communication	6.7	(*)
Leasehold improvements	Over the period of the lease	(Mainly 10%)

(*)	The cost of acquiring the user rights of the lines of communication is amortized over the period of the franchise agreement.

j.	Intangible assets

1.	Goodwill

The Company applies Israeli Accounting Standard No. 20 (amended) Accounting for Goodwill and Intangible Assets Upon Acquisition of Investee, with regard to goodwill. Pursuant to the standard, impairment in the value of goodwill is examined once a year, or more frequently, if there are indications of an impairment in value in accordance with Accounting Standard No. 15 (see k below).

NETVISION LTD.

Notes to the Financial Statements

Note 2 — Significant accounting policies (cont.)

2.	Customer relations and brand

According to Accounting Standard No. 20 (amended), Accounting for Goodwill and Intangible Assets Upon Acquisition of Investee, the excess cost of purchase of the investment in subsidiaries is also allocated to identifiable intangible assets (customer base and brand). These assets have a defined life period over which they are amortized according to the accelerated depreciation method, as follows:

Customer relations	–	4 years
Brand	–	5 years

The Company evaluates in each reporting period the necessity to recored an impairment loss, in accordance with the provisions of Accounting Standard No. 15. (See K below).

3.	Costs related to the purchase of a licence to operate the telephony sector are amortized using the straight-line method over the estimated period of benefit expected from them. As a result of the merger transaction, the Communications Ministry decided to cancel the Company’s licence to supply international call services (017 services) and allow the Group to hold only one licence (Barak’s licence). During 2007, the costs relating to the purchase of this licence were amortized. See Note 9.

4.	Software development costs

Software development costs for own use, including costs of developing and constructing Internet site infrastructure, are capitalized after completion of the design stage, when it is expected that the development will be completed and the software will be used according to plan. The capitalization of the costs, as aforesaid, is discontinued when the software has been materially completed and is ready for its intended use. The cost is amortized over the estimated useful life of the software.

Commencing January 1, 2007, pursuant to the provisions of Accounting Standard No. 30 – Intangible Assets, costs are capitalized when there are reasonable grounds for assuming that a market exists for the software that will yield revenues that will cover the full amount of the costs capitalized. The aforesaid capitalization of costs is discontinued when the software is ready for use or general distribution to customers.

Commencing January 1, 2007, the Company classified the abovementioned cost in accordance with Accounting Standard No. 30 as intangible assets instead of fixed assets.

Capitalized software development costs are amortized using the straight-line method over the economic life of the software.

k.	Impairment in value of assets

1.	Impairment in value of fixed assets and intangible assets

The Company regularly examines the need for a reduction in the book value of non-financial assets (inventory, fixed assets and intangible assets) when there are signs as a result of events or changes in circumstances indicating that the book value is not equal to its recoverable value. In cases where the book value of the non-financial assets exceeds their recoverable amount, the assets are amortized to their recoverable amount. The recoverable amount is the higher of the net selling price and the use value. In assessing the use value, expected cash flows are capitalized at the discount rate before tax, reflecting the specific risks for each asset. With regard to an asset that does not create independent cash flows, the recoverable amount is determined for a cash-yielding unit to which the asset is related.

NETVISION LTD.

Notes to the Financial Statements

Note 2 — Significant accounting policies (cont.)

In 2007, losses for an impairment in the value of fixed assets were charged due to the implementation of Accounting Standard No. 15, totalling NIS 14.8 million.

2.	Impairment in the value of investments in other companies

The Company regularly examines the fair value of its investments in each reporting period and on the occurrence of unusual events, or the appearance of warning signs that may indicate an impairment in value that is not temporary in nature.

The examination of the fair value conducted takes into account, inter alia, the market value of the investments, valuations of the investments, the condition of the industry in which the invested company operates, the financial position of the invested company and other information supplied by the investee to its board of directors or its shareholders.

In accordance with the results of the said examination, the Company includes, if necessary, a provision for impairment in value that is not of a temporary nature, which is charged to statements of operations.

As a result of the intention of a proportionately consolidated company to sign a memorandum, whereby it will transfer shares to the minority shareholders in a company consolidated by it, the shares of the subsidiary for their nominal value, the proportionately consolidated company amortized its investment in that company and the excess cost accrued in respect of that company. The Company’s share in the losses from the impairment in value of this investment in 2007 is NIS 1,344 thousand – recorded as ‘‘other expenses’’.

l.	Deferred taxes

1.	The Company applies Accounting Standard No. 19 – ‘‘Taxes on income’’ (‘‘Standard 19’’). Standard 19 provides the principles of recognition, measurement, presentation and disclosure with regard to taxes on income and deferred taxes in the financial statements.

Deferred taxes are computed in respect of temporary differences between the amounts included in the financial statements and the amounts taken into account for tax purposes, except for a few exceptions prescribed in the standard.

Deferred tax balances are computed at the tax rates that are expected to apply when these taxes are carried to the statement of operations, based on the tax laws that are in effect at the balance sheet date. The amount of the deferred taxes in the statement of operations reflects the changes in the abovementioned balances in the financial year.

2.	In computing deferred taxes, the taxes that would apply if the investments in investee companies are sold are not brought into account, as long as it likely that the sale of the investments in the investee companies is not expected in the foreseeable future.

3.	In the absence of the expectation for the existence of future taxable income, deferred taxes are not recorded as an asset in the financial statements of certain companies of the Group.

m.	Revenue recognition

Revenues are recognized in the statement of operations when they can be reliably measured, it is expected that economic benefits related to a transaction will flow to the Company, and the costs that have arisen, or that will arise in respect of the transaction can be reliably measured. The revenues are measured at the fair value of the proceeds in the transaction, net of commercial discounts, quantity discounts and returns.

NETVISION LTD.

Notes to the Financial Statements

Note 2 — Significant accounting policies (cont.)

Israeli Accounting Standard No. 25 – Revenues deals with the recognition of revenues from commercial sales and the provision of services, as follows:

1.	Revenues from commercial sales

Revenues from commercial sales are recognized when all of the significant risks and yields deriving from the ownership of the goods are transferred to the purchaser, the seller does not retain continuing management involvement that typifies ownership, and does not maintain effective control over the goods sold.

2.	Revenues from services

When the results of a transaction involving services may be reliably measured, the revenues related to the services are recognized according to the percentage of completion of the transaction at the balance sheet date. According to this method, the revenues are recognized in reporting periods in which the services are supplied. In the event that the outcome of the contract cannot be reliably measured, the revenues are recognized only of it is possible to recover the expenses that have been incurred.

3.	Reporting on revenues on a gross basis or on a net basis

In cases in which the Group operates as an agency or intermediary without bearing the risks and yields deriving from the transaction, its revenues are presented on a net basis. On the other hand, in cases where the Group operates as a main supplier and bears the risks and yields deriving from the transaction, its revenues are stated on a gross basis.

n.	Advertising costs

Advertising costs are charged to the statement of operations as they arise.

o.	Net income per share

Basic net income per share is computed based on the number of ordinary shares outstanding. When calculating basic net income per share, only shares that are outstanding during the period will be included and potential securities (e.g., convertible bonds and options) are only included in the computation of the diluted net income per share it their effect is dilutive. In addition, convertible securities that have been converted during the period are included in the diluted net income per share only up to the date of conversion, and from that date, they are be included in the basic net income per share. The effect of shares the company holds in various investees on the Company’s basic and diluted earnings per share is computed by multiplying the number of shares held in the various investees by the Company, on an outstanding and converted basis, by the various investees’ basic and diluted earnings per shares, respectively.

p.	Financial derivatives

1.	Bonds convertible to shares

The consideration for bonds convertible to shares is split into a liability component and a capital component, in accordance with Israeli Accounting Standard No. 22, Financial Instruments: Disclosure and Presentation. As such, the liability component and the capital component are recognized separately in the Company’s balance sheet. The liability component is computed independently on the basis of the present value of the future cash flows capitalized at the interest rate accepted for similar bonds that do not include a conversion feature. The capital component is the residual, which is computed as the difference between the consideration for entire instrument and the value of the liability component and is presented in shareholders’ equity under the heading ‘‘receipts in respect of conversion feature’’.

NETVISION LTD.

Notes to the Financial Statements

Note 2 — Significant accounting policies (cont.)

The costs of the transaction are allocated proportionately to the various components of the convertible bonds, according to the ratio of the various components out of the consideration. Transaction costs allocated to the liability component are deducted from the liability component and therefore effect the computation of the effective interest. Transaction costs allocated to the capital component, net of the related tax effect, are deducted from the capital component.

As of adoption date of Israeli Accounting Standard No. 22 (January 1, 2006, hereinafter – the commencement date), the convertible bonds and the balance of the related transaction costs (issue costs), in existence were split into the various components as outlined above, with the computation of the liability component carried out at the relevant rate of interest at the original issue date and the book value of the convertible bonds as presented as at December 31, 2005 representing the consideration for the complex instrument. In accordance with the standard’s requirements, comparative figures prior to the commencement date have not been restated or reclassified.

2.	Proceeds in respect of options

In accordance with Israeli Accounting Standard No. 22, Financial Instruments: Presentation and Disclosure, convertible instruments with a exercise price denominated in foreign currency or linked to foreign currency or to the Israeli CPI are deemed a fixed amount till January 1st, 2008 (The date at which the company will have to adopt IFRS under Israely Security Regulations). As a result such instruments are classified in shareholders’ equity since they are deemed to confer a right to purchase a fixed number of shares in consideration of a fixed exercise increment.

q.	Share-based payment transactions

Some of the Company’s employees are entitled to benefits by way of share-based payments in consideration for capital instruments (hereinafter – transactions paid in capital) and some employees are entitled to benefits paid in cash and calculated on the basis of the increase in the value of the Company’s shares (hereinafter – transactions paid in cash).

As part of the agreements with the Company, employees are entitled to the benefits in consideration of capital instruments paid in shares or cash.

In cases where the fair value of the services received cannot be measured, they will be measured, as presumed with regard to employee share-based payments, such fair value is measured according to the fair value of the shares received on the grant date.

r.	Exchange rates and linkage

1.	Financial assets and liabilities in foreign currency, or linked thereto, are included at the representative exchange rates published by the Bank of Israel and in effect at the balance sheet date.

2.	Financial assets and liabilities linked to the Israeli CPI are included using the appropriate index with regard to each linked asset or liability.

NETVISION LTD.

Notes to the Financial Statements

Note 2 — Significant accounting policies (cont.)

3.	Data on the exchange rates of the U.S. dollar and the Israeli CPI for the periods presented are as follows:

	Representative exchange rate of the U.S. dollar	Index for December
As of	in NIS	in points (*)
31.12.2007	3.846	191.1
31.12.2006	4.225	184.9
31.12.2005	4.603	185.1
31.12.2004	4.308	180.7
Rate of change in the year ended	%	%
31.12.2007	(8.97)	3.4
31.12.2006	(8.21)	(0.1)
31.12.2005	6.85	2.4

(*)	Index according to base average for 1993 = 100

s.	Financial derivative instruments

The results of hedging transactions, intended to protect liabilities in foreign currency that are recorded in the balance sheet against exposure to changes in the exchange rates of the abovementioned foreign currency, are carried to the statement of operations at the same time as the exchange rate differences deriving from the said liabilities.

t.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions regarding transactions or matters the final effect of which on the financial statements cannot be accurately determined at the time of their preparation. Even though the estimates and assumptions are based on management’s best judgment, the final effect of such transactions or matters may be different from the estimates and assumptions made in their respect.

u.	Presentation of Transactions between a Company and its Controlling Shareholder

Until December 31, 2006 transactions between the Company and its controlling shareholder were presented in accordance with the Securities Regulations (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder) – 1996 (see also Note 29).

Commencing January 1, 2007 the Company implements Israeli Accounting Standard No. 23, Accounting for Transactions between an Entity and Its Controlling Shareholder (hereinafter – the Standard) which prescribes the accounting treatment of transactions between an entity and its controlling shareholder. The Standard applies to transactions, inter alia, of the transfer of assets, the assumption of liabilities, indemnification or waiver and loans between a company and its controlling shareholder and companies under the same control carried out after January 1, 2007, and loans granted to or received from the controlling shareholder before January 1, 2007

NETVISION LTD.

Notes to the Financial Statements

Note 2 — Significant accounting policies (cont.)

This Standard does not apply to business combinations involving entities under common control. The Company’s policy relies on SAB 2-10 of the Israeli Securities Authority, according to which business combinations of entities controlled by the same controlling shareholder will be treated using a method ‘‘similar to pooling’’ (‘‘as pooling’’) and not according to the fair value method. In the case of transactions that have the nature of shareholder investment, the standard is likely to also apply to transactions with shareholders that are not controlling shareholders by virtue of the fact that they are shareholders as stated in Note 1c. The mergers with Barak and Globecall are dealt with in these statements using the ‘‘as pooling’’ of interests method, including comparative figures for previous periods.

Since the merger transaction was dealt with according to a decision of the Israeli Securities Authority, as noted above, the initial application of the Standard did not have a significant impact on the financial statements.

v.	Disclosure of effect of new accounting standards in the period prior to their implementation ‘‘Adoption of International Financial Reporting Standards (‘‘IFRS’’)’’ (hereinafter – Standard No. 29).

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, ‘‘Adoption of International Financial Reporting Standards (‘‘IFRS’’)’’ (hereinafter – Standard No. 29).

International Financial Reporting Standards (hereinafter — IFRS standards) are standards and interpretations that have been adopted by the International Accounting Standards Committee, including:

a)	International Financial Reporting Standards (IFRS)

b)	International Accounting Standards (IAS)

c)	Interpretations prescribed by the Committee for the Interpretation of International Financial Reporting Standards (IFRIC), or by the committee that preceded it, for the interpretation of international standards (SIC)

The Company will report for the first time on its financial position and results of operations according to IFRS standard, in the interim financial statements as of March 31, 2008, with the transition date for the initial application of IFRS standards being January 1, 2007 (hereinafter – the transition date). For the purpose of the transition, the Company will adopt provisions of the International Financial Reporting Standard No. 1 – Initial Adoption of IFRS Standards (hereinafter – IFRS 1).

Note 3 — Short-term investments

	Weighted interest rate	Consolidated	Consolidated and Company
	December 31, 2007	December 31, 2007	December 31, 2006
	%	Reported NIS in thousands
	Audited		Unaudited
Short-term loan – unlinked		—	18,368
Deposit in U.S. dollars	4.3	37,937	39,155
Index-linked government bonds		—	20,037
		37,937	77,560

NETVISION LTD.

Notes to the Financial Statements

Note 4 — Trade receivables

	Consolidated		Company
	December 31,		December 31,
	2007	2006	2006
	Reported NIS in thousands
	Audited	Unaudited
Outstanding debts(1)(2)	204,497	184,428	72,208
Cheques receivable	8,024	8,706	2,576
Income receivable	36,303	49,320	6,027
	248,824	242,454	80,811
(1) After deduction of provision for doubtful accounts	35,072	33,929	12,366
(2) Including balances from subsidiaries	—	—	347
(3) With regard to balances with interested parties and related parties, see Note 29.

Note 5 — Other receivables and prepaid expenses

	Consolidated		Company
	December 31,		December 31,
	2007	2006	2006
	Reported NIS in thousands
	Audited	Unaudited
Employees(1)	246	252	96
Prepaid expenses	8,622	8,328	4,322
Prepaid advertising costs	8,100	—	—
Deferred taxes(2)	37,295	20,516	5,472
Other receivables and debit balances	1,631	3,197	365
	55,894	32,293	10,255

(1)	Loans to employees are linked to the Israeli CPI and bear interest at 4% per annum.
(2)	See Note 16.

NETVISION LTD.

Notes to the Financial Statements

Note 6 — Long-term receivables and debit balances

a.	Composition

	Weighted interest rate	Consolidated		Company
	December 31, 2007	December 31,		December 31, 2006
		2007	2006
	%	Reported NIS in thousands
	Audited		Unaudited
Shekel, unlinked
Bank deposit(1)	3.3	1,459	1,394	—
Loan prepaid expenses	—	835	1,997	440
In dollars
Long-term trade receivables(2)	5	6,698	12,160	—
		8,992	15,551	440
Net of current maturities of long-term receivables		(3,654)	(8,982)	—
		5,338	6,569	440

(1)	The bank deposit is mortgaged against a bank guarantee. The deposit is unlinked and has no maturity date.
(2)	The balance of receivables in respect of the sale of user rights in International Communication Cables. (The sale is non-cancellable.)

b.	Maturity dates

Consolidated
December 31, 2007
Reported NIS in thousands
Audited
First year – current maturities	3,654
Second year	3,727
Third year	152
No maturity date	1,459
8,992
Net of – current maturities	(3,654)
5,338

NETVISION LTD.

Notes to the Financial Statements

Note 7 — Investments in subsidiaries

a.	Composition of investments in subsidiaries

	Company
	December 31,
	2007	2006
	Reported NIS in thousands
	Audited	Unaudited
Cost of shares	617,312	390,578
Losses accrued from date of purchase	(65,087)	(93,386)
Capital reserves	987	987
Capital notes and shareholder loans(1)	153,808	63,799
Deferred compensations to employees	3,544	1,548
	710,564	363,526

(1)	The balance of loans is linked to the Israeli CPI, with an interest rate of 4% per annum or shekel interest on the basis of Prime at a rate of 5.5%.

b.	Changes in investments during 2007

Company
Reported NIS in thousands
Balance as at the beginning of the year	363,526
Changes during the year:
Investment in shares	226,856
Grant of shareholder loans	89,887
Company share in earnings	28,299
Increase in employee benefits	1,996
Balance as at the end of the year	710,564

(*)	For balances of goodwill, see Note 9.

NETVISION LTD.

Notes to the Financial Statements

Note 8 — Fixed assets

A.    Consolidated

	Computers	Furniture and office equipment	Communication equipment	User-rights in lines of communication	Leasehold improvements	Total
	Reported NIS in thousands
Cost
Balance as at January 1, 2007	234,763	35,079	475,497	424,467	40,923	1,210,729
Additions in the year	31,726	4,823	33,909	51,095	5,861	127,414
Disposals in the year	(5,167)	(744)	(4,255)	—	(330)	(10,496)
Balance as at December 31, 2007	261,322	39,158	505,151	475,562	46,454	1,327,647
Accumulated depreciation
Balance as at January 1, 2007	190,860	23,126	349,185	163,864	35,173	762,208
Additions in the year	20,608	2,704	62,634	38,464	4,746	129,156
Disposals in the year	(4,029)	(288)	(1,640)	—	(330)	(6,287)
Balance as at December 31, 2007	207,439	25,542	410,179	202,328	39,589	885,077
Net book value
As at December 31, 2007	53,883	13,616	94,972	273,234	6,865	442,570
As at December 31, 2006	43,903	11,953	126,312	260,603	5,750	448,521

NETVISION LTD.

Notes to the Financial Statements

Note 8 — Fixed assets (cont.)

B.    The Company

	Computers	Furniture and office equipment	Communication equipment	User-rights in lines of communication	Leasehold improvements	Total
	Reported NIS in thousands
Cost
Balance as at January 1, 2007	77,882	8,832	132,274	178,005	9,350	406,343
Additions in the year	5,567	886	4,280	4,704	835	16,272
Disposals in the year	(4,132)	—	(4,104)	—	—	(8,236)
Transfer of activity to a subsidiary	(76,675)	(9,606)	(113,129)	(177,442)	(9,814)	(386,666)
Balance as at December 31, 2007	2,642	112	19,321	5,267	371	27,713
Accumulated depreciation
Balance as at January 1, 2007	58,697	3,967	93,726	35,594	4,496	196,480
Additions in the year	7,120	330	14,844	11,142	541	33,977
Disposals in the year	(2,071)	—	(1,640)	—	—	(3,711)
Transfer of activity to a subsidiary	(61,104)	(4,185)	(87,609)	(41,469)	(4,666)	(199,033)
Balance as at December 31, 2007	2,642	112	19,321	5,267	371	27,713
Net book value
As at December 31, 2007	—	—	—	—	—	—
As at December 31, 2006	19,185	4,865	38,548	142,411	4,854	209,863

c.	In respect of liens, see Note 19.

NETVISION LTD.

Notes to the Financial Statements

Note 9 — Intangible assets

	Company		Consolidated
	December 31,		December 31,
	2007	2006	2007	2006
	Reported NIS in thousands
	Audited	Unaudited	Audited	Unaudited
Cost of licence for operating telephony sector
Initial amount	1,000	1,000	1,000	1,000
Net of – accumulated amortization	(1,000)	(100)	(1,000)	(100)
	—	900	—	900
Goodwill
Initial amount	243,587	243,587	—	—
Additions	2,192	—	—	—
Disposals	(1,716)	—	—	—
	244,063	243,587	—	—
Software development and other Internet costs
Initial amount	6,112	6,112	4,848	4,848
Additions	4,714	—	1,568	—
Transfer of activity to a subsidiary	—	—	(4,304)	—
Net of – accumulated amortization	(3,950)	(971)	(2,112)	(971)
	6,876	5,141	—	3,877
Customer base and customer relationship
Initial amount	155,114	155,114	—	—
Disposals	(149)	—	—	—
Net of – accumulated amortization	(106,031)	(57,953)	—	—
	48,934	97,161	—	—
Brand
Initial amount	15,540	15,540	—	—
Net of – accumulated amortization	(7,350)	(3,647)	—	—
	8,190	11,893	—	—
Communication rights and deferred costs
Initial amount	7,595	7,595	—	—
Additions	74	—	—	—
Net of – accumulated amortization	(4,062)	(2,488)	—	—
	3,607	5,107	—	—
Content
Additions	28,807	—	—	—
Net of – accumulated amortization	(2,400)	—	—	—
	26,407	—	—	—
	338,077	363,789	—	4,777
28

NETVISION LTD.

Notes to the Financial Statements

Note 9 — Intangible assets (cont.)

Amortization expenses

Expenses of amortizing intangible assets are classified in the consolidated statement of operations as follows:

	For the year ended December 31,
	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited
Cost of revenues	50,238	57,926	—
Selling and marketing expenses	6,747	3,646	—
General and administrative expenses	3,506	472	5,591
	60,491	62,044	5,591

Note 10 — Short-term bank credit

a.	Composition

	Weighted interest rate	Consolidated		Company
	December 31, 2007	December 31,		December 31, 2006
		2007	2006
	%	Reported NIS in thousands
	Audited		Unaudited
Shekel
Unlinked bank overdraft	8.25	746	97,631	590
Short-term bank credit – linked	—	—	3,446	33,801
Short-term bank credit – unlinked	5.3 – 6.8	31,967	62,557	—
		32,713	163,634	34,391

b.	In connection with liens and securities, see Note 19.

c.	In connection with bank credit, the balance of which as at December 31, 2007 amounted to NIS 9,396 thousand, a subsidiary undertook, vis-à-vis the bank to comply with certain financial covenants. As at December 31, 2007, the subsidiary was in compliance with the aforesaid financial covenants.

d.	Bank credit in a wholly owned subsidiary received from two banks, the aggregate balance of which, as at December 31, 2007, is NIS 21.5 million, was fully repaid, after the balance sheet date.

NETVISION LTD.

Notes to the Financial Statements

Note 11 — Trade payables

	Consolidated		Company
	December 31,		December 31, 2006
	2007	2006
	Reported NIS in thousands
	Audited	Unaudited
Outstanding debts(1)(2)	253,791	262,582	67,116
Notes payable	769	5,685	126
	254,560	268,267	67,242
(1) Including balances in foreign currency (mainly U.S. dollars)	87,361	115,621	15,214
(2) Including the balance of a subsidiary	—	—	140
(3) With regard to balances with interested parties and related parties, see Note 29

Note 12 — Other payables and accrued expenses

	Consolidated		Company
	December 31,		December 31,
	2007	2006	2007	2006
	Reported NIS in thousands
	Audited	Unaudited	Audited	Unaudited
Prepaid in income	2,039	5,882	—	4,761
Liability to employees and other salary-related accruals (*)	45,552	34,617	1,153	19,007
Institutions	1,089	6,098	—	3,265
Accrued expenses	30,197	22,969	5,357	6,296
	78,877	69,566	6,510	33,329
Including accrued vacation pay	9,950	8,928	285	5,055

Note 13 — Convertible debentures (consolidated and Company)

a.    As at December 31, 2007

	Amount of principal				Balance in the books
	Reported NIS in thousands	Maturity date	Nominal interest rate (*)	Effective interest rate	Reported NIS in thousands
Liability in respect of convertible debenture	53,891	2009 – 2011	4%	7.1%	52,795

NETVISION LTD.

Notes to the Financial Statements

Note 13 — Convertible debentures (consolidated and Company) (cont.)

As at December 31, 2006

	Amount of principal				Balance in the books
	Reported NIS in thousands	Maturity date	Nominal interest rate (*)	Effective interest rate	Reported NIS in thousands
Liability in respect of convertible debenture	71,343	2009 – 2011	4%	7.1%	66,192

(*)	With regard to a change in the terms of the debenture, see c. below.

b.    Maturity dates subsequent to balance sheet date are as follows:

December 31, 2007
Reported NIS in thousands
First year	917
Second year	19,168
Third year	17,253
Fourth year	15,457
52,795

On May 11, 2005, the Company filed a prospectus for the issue to the public of debentures convertible to Series A shares for a nominal amount of NIS 100,000 thousand, due to mature (repayment of principal) in 3 equal annual instalments with effect from June 1 of each of the years 2009 – 2011. Interest on the convertible debentures is paid once a year on June 1 of each of the years 2006 – 2011.

The debentures bear interest at a rate of 4% per annum, are linked (principal and interest) to the Israeli CPI of April 2005 and are convertible, on any business day from June 22, 2005, through May 16, 2011, to ordinary shares of NIS 1 par value, at the conversion rate of NIS 32 par value of debentures for one share of NIS 1 par value, subject to adjustments.

In accordance with the provisions of Accounting Standard 22 of the Israeli Accounting Standards Board, the Company allocated, the book value of the convertible debentures to a liability component and to a capital component, with a consistent allocation of the deferred issue costs.

The balance of the convertible debentures are presented partly within liabilities (hereinafter –  the liability component) and partly within shareholders’ equity, totalling NIS 52,795 thousand and NIS 3,996 thousand, respectively, (as at December 31, 2006, NIS 66,192 thousand and NIS 5,291 thousand).

Through December 31, 2007, NIS 46,109 thousand par value of convertible debentures’ par value were converted to 1,440,906 shares. (Through December 31, 2006, NIS 28,657 thousand par value of convertible debentures were converted to 895,517 shares.)

NETVISION LTD.

Notes to the Financial Statements

Note 13 — Convertible debentures (consolidated and Company) (cont.)

Subsequent to the balance sheet date, NIS 1,964 thousand of convertible debentures’ par value were converted to 61,384 shares.

As of December 31, 2007, the convertible debentures are traded on the Tel Aviv Stock Exchange at a value of 0.136. NIS per bond, with a total at a market value of NIS 73.3 million.

c.	Change in terms of convertible debentures subsequent to balance sheet date

At an extraordinary meeting held on February 3, 2008, of the convertible debenture-holders of the Company who are not shareholders of the Company, it was decided to approve an arrangement whereby the Series A convertible debentures would be exchanged for new debentures — Series B convertible debentures, with principal and interest not linked to the Israeli CPI. Following the exchange, the Series A convertible debentures would be cancelled and would not entitle its holders any right vis-à-vis the Company (hereinafter: ‘‘the debenture arrangement’’), as set forth below:

In order to reflect the accumulated linkage differences on the principal of the Series A debenture, every NIS 100 par value of Series A convertible debentures would be exchanged for NIS 105.66 par value of unlinked Series B convertible debentures (hereinafter: ‘‘the exchange ratio’’).

The terms of the Series B convertible debentures would be identical to the terms of the Series A convertible debentures, except for the following conditions:

The principal of the Series B convertible debentures would not be index-linked.

The unpaid principal of the Series B convertible debentures would bear interest at 7% per annum, not linked to the Israeli CPI.

The Company’s Series B convertible debentures would be convertible to shares of the Company, such that every NIS 33.81 par value would be converted to one ordinary share of the Company (‘‘the conversion rate’’).

Pursuant to this arrangement, the Series B convertible debentures would be valid, retroactive from January 15, 2008, the effective date of the opinion received by the Company in accordance with the directives of the Securities Authority.

On February 28, 2008, a decision of the Tel Aviv-Yafo District Court was received approving the arrangement. On March 5, 2008, approval was received from the Tel Aviv Stock Exchange for the registration of the Series B convertible debentures, which were issued to the holders of the Series A convertible bonds, in place of the Series A convertible debentures which they held.

The determining date for the purpose of effecting the exchange of the Series A convertible debentures for Series B convertible debentures is March 11, 2008 (hereinafter: ‘‘the determining date’’).

The Company will pay interest at 4% per annum in respect of the Series A convertible debentures, linked to the CPI, accrued from June 1, 2007 through January 15, 2008, on the unpaid balance of the Series convertible debentures at the exchange date, with this amount bearing nominal interest at the arrangement rate of interest of 7%, with effect from January 15, 2008, through March 23, 2008, the date the interest is paid.

In the same arrangement, a change in the terms of the options was also approved – see Note 18g.

NETVISION LTD.

Notes to the Financial Statements

Note 14 — Long-term trade payables

		Consolidated							Company
	Weighted interest rate as at December 31,	First year	Second year	Third year	Fourth year	Fifth year and thereafter	December 31,		December 31, 2006
							2007	2006
		Reported NIS in thousands
Linked to the U.S. dollar	4.5%-5%(*)	42,656	27,916	14,405	2,372	—	87,349	93,456	25,480
Linked to the U.S. dollar	4.5%(*)	696	1,077	224	197	—	2,194	3,353	3,353
Unlinked in shekels	3%-4.5%	66	—	—	—	—	66	1,164	1,164
Unlinked in shekels	5%-12.5%(**)	949	1,180	1,242	1,151	2,332	6,854	—	306
In shekels, linked to the Israeli CPI		—	—	—	—	—	—	306	—
		44,367	30,173	15,871	3,720	2,332	96,463	98,279	30,303
							44,367	49,760	18,935
							52,096	48,519	11,368

(*)	The liability amount is presented at its present value, according to a capitalization rate of 4.5% per annum, which was determined in accordance with other credit terms received by the Company.
(**)	The liability amount is presented at its present value, according to a capitalization rate of 5% – 12.5% per annum (mainly 7%), which was determined in accordance with other credit terms received by the Company.

Note 15 — Accrued severance pay, net

a.	The liabilities of the Group companies in respect of employee severance pay are computed on the basis of the last salary of the employees at the balance sheet date, and in accordance with the Severance Pay Law, and are fully covered by regular payments to insurance companies in respect of managers’ policies and provident funds, and by the balance of liabilities for severance pay presented in the balance sheet.

b.	The amounts accumulated in managing insurance policies and registered provident funds on behalf of the employees and the related liabilities are not presented in the balance sheet, since they are not under the Company’s control or management.

c.	In addition to the rights mentioned above, pursuant to the employment agreement of certain employees, these employees are entitled to relocation grants. The full amount of the provision in respect of this liability is recorded in the financial statements.

NETVISION LTD.

Notes to the Financial Statements

Note 16 — Taxes on income

a.	Tax laws applicable to the Group Companies

Income Tax Law (Adjustments for Inflation), 1985

Pursuant to the law results are measured for tax purposes after adjustment for changes in the Israeli CPI.

b.    Changes in the tax laws applicable to the Group

In February 2008, an amendment to the Income Tax Law (Adjustments for Inflation), 1985, was approved in the Knesset, restricting the application of the Adjustments Law from 2008 and thereafter. With effect from 2008, the results for tax purposes are measured in nominal value, except for certain adjustments in respect of changes in the Israeli CPI for the period up to December 31 2007. The amendment to the law includes, inter alia, the cancellation of the addition and the deduction due to inflation and the additional depreciation deduction with effect from 2008.

c.    Capital gains

Pursuant to the provisions of the law for the amendment of the Income Tax Ordinance (No.132), 2003 (herein after – the Reform Law, tax at a reduced rate of 25% applies to capital gains arising from January 1, 2003, instead of the ordinary tax rate. On the sale of assets purchased before the introduction of the reform law, the reduced tax rate will apply only on the components of the gain that arose after the introduction of the law, which will be calculated in accordance with the provisions of the law. In addition the Reform Law provides that capital losses carried forward for tax purposes will not be available for utilization against capital without time limit. The Reform Law also arranges the possibility for the offset of capital losses from the sale of assets outside Israel against capital gains within Israel.

d.	Tax rates applicable to the revenues of the Group companies

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), was approved in the Knesset, and on July 25, 2005, a further law was passed in the Knesset, the Law amending the Income Tax Ordinance (No. 147), 2005, which determines, inter alia, that the companies tax rate will be reduced to the following levels: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

e.	Final tax assessments

The Company has received tax assessments, which are considered as final, for years up to and including the 2003 tax year.

The subsidiaries, Netvision 013 Barak Ltd, Globecall Communication Ltd, Netvision Applications Ltd, Netvision International Trading (2002) Ltd. have received tax assessments, which are considered as final, for years up to and including the 2003 tax year.

The proportionately consolidated company, Nana 10 Ltd. has not yet received tax assessments since its incorporation.

f.	Carryforward tax losses

Subsidiaries have carryforward tax losses as at December 31, 2007, totalling NIS 420 million. In respect of these balances and in respect of other short-term timing differences, a deferred tax asset totalling NIS 50 million has been recorded in the financial statements, due to management’s expectation of their future utilization as a result of the existence of taxable income in the future against which the deferred tax assets will be utilized.

NETVISION LTD.

Notes to the Financial Statements

Note 16 — Taxes on income (cont.)

As part of the approval for the merger received by the subsidiary, Netwize, restrictions were placed on the utilization of the accrued loss that exists in the merged company, in such a way that permits the offset of the losses each year up to a half of the subsidiary’s taxable income or 20% of the accrued loss, whichever is lower.

Deferred taxes are computed at the expected tax rate on realization based on the tax laws in force at the balance sheet date.

g.    Deferred taxes

The deferred taxes presented in the Company and consolidated balance sheet are in respect of carryforward tax losses and in respect of other timing differences. The deferred taxes are computed at the tax rates expected to be in force at the date of realization, 25% – 27%, and based on the tax laws in force at the balance sheet date.

The deferred taxes are presented in the balance sheet, as follows:

	As at December 31,
	2007	2006
	Reported NIS in thousands
	Audited	Unaudited
Current assets	37,295	20,516
Long-term asset	12,773	14,702
	50,068	35,218

NETVISION LTD.

Notes to the Financial Statements

Note 16 — Taxes on income (cont.)

Theoretical tax

The reconciliation of the amount of tax that would apply if all of the revenues were liable to tax at the statutory tax rate applicable to companies in Israel, to the amount of taxes on income recorded in the statement of operations for the financial year is as follows:

	Consolidated			Company
	For the year ended December 31,			For the year ended December 31,
	2007	2006	2005	2007	2006	2005
	Reported NIS in thousands			Reported NIS in thousands
	Audited	Unaudited		Audited	Unaudited
Net income (loss) before taxes on income	46,417	52,941	(1,604)	37,811	55,452	27,713
Statutory tax rate	29%	31%	34%	29%	31%	34%
Tax (tax benefit) computed at the statutory tax rate	13,461	16,412	(545)	10,965	17,190	9,423
Increase (decrease) in taxes on income arising from the following factors:
None taxable income (expenses)	2,045	(3,913)	(1,345)	1,807	(155)	(3,387)
Income taxable at special reduced tax rates	7,472	—	—	7,472	—	—
Increase in tax losses for which deferred taxes have not been provided	20,489	9,712	8,171	—	—	—
Utilization of prior years’ tax losses for which deferred tax were not previously recorded	(30,782)	1,566	(5,713)	(7,813)	(17,035)	(6,036)
Creation of deferred tax balances	(20,000)	—	—	—	—	—
Taxes on income	(7,315)	23,777	568	12,431	—	—
Average effective tax rate	(15.8%)	44.9%	(35.5%)	32.1%	—	—

Note 17 — Contingent liabilities, commitments and guarantees

a.    Contingent liabilities

1.	In September 2005, a financial claim totalling NIS 7.5 million was made against Barak in the Tel Aviv-Yafo District Court for approving the suit as a class action. In the request, it was noted that the amount of the claim of the whole group of plaintiffs cannot be estimated at this stage. The issue of the claim is the apparent deception of the general public, with alleged impairment of its consumer rights.

According to the plaintiff, Barak collected from its customers tariffs that were higher than those published in its advertisements. Barak submitted its response to the request for the approval as a class action. On February 22, 2007, a compromise agreement was signed by the parties, and later that day, a discussion took place before the court, in the course of which the court appointed an inspector. The inspector examined the reasonableness of the amended agreement prior to its final agreement by the court.

NETVISION LTD.

Notes to the Financial Statements

Note 17 — Contingent liabilities, commitments and guarantees (cont.)

On October 10, 2007, an addendum to the compromise agreement was signed by the parties. The Tel Aviv District Court approved the compromise agreement in connection with the claim, whereby Barak would grant the customers in the Group represented in the claim call minutes at no charge to various destinations throughout the world, at an aggregate total of 6.4 million minutes, available for use through the middle of 2009. In addition, Barak would pay remuneration to the representative plaintiffs and fees to their agents in the total amount of NIS 1 million. The Group is taking steps to implement the provisions of the compromise, including the granting of the entitlement to international call minutes by virtue of the provisions of this compromise agreement.

Company management has included adequate provision in the financial statements to cover the expected expenses that will be incurred from the implementation of the aforesaid compromise agreement.

2.	In January 2005, a claim was made in the Tel Aviv-Yafo District Court against Barak and three other communication companies in respect of a breach of an Israeli patent, involving the method of operating prepaid calling cards by the claimants to the ownership of the patent. The measures sought in the claim are the provision of accounts, compensation and penalties.

The claim noted that it was not possible, at this stage, to estimate the amount of the claim against Barak and against the three other communication companies, and for the purposes of the court fee, alone, it was estimated at NIS 10 million against all of the defendants together. On July 17, 2005, Barak submitted a statement of defence and a third-party notice to Nortel Networks Israel Ltd. (hereinafter ‘‘Nortel’’) and Sigoalio Technologies Ltd. (‘‘hereinafter, ‘‘Sigoalio’’), to receive indemnity and compensation in the event that Barak would be liable within the framework of the claim made against it, and in respect of the damage incurred as a result of the submission of the claim, based on the provisions of agreements made by the parties. On October 6, 2005 and December 19, 2005, Sigoalio and Nortel, respectively, submitted statements of defence. In the statements, they raise a number of arguments against the original claim submitted against Barak and against the claims of the group against them. On April 11, 2006, Barak submitted a request to submit an amended third-party notice also against Telrad Networks Ltd., as a result of various claims that had been raised by Nortel. On July 30, 2006, an amended third-party notice was submitted, as aforesaid. On September 10, 2006, an amended statement of defence was submitted on behalf of the third party – Sigoalio and on December 7, 2006, Telrad and Nortel did likewise. On December 24, 2006, a statement of response was submitted on behalf of Barak within the framework of the third-party notice proceeding. On November 19, 2007, the court approved the joint request on behalf of the defendants, including Barak, to cancel the preliminary hearing scheduled for December 17, 2007, in order to allow the parties to explore the possibility of reaching a compromise arrangement. On January 17, 2008, the court approved a further request in consenting to an additional two-month deferral of the determination of the pre-trial date in order to enable the parties to notify the court as to whether they had reached a new arrangement. The court determined that the update notice should be delivered by March 20, 2008.

On the basis of the opinion of its legal counsel, the Group management considers that the provision included in the financial statements is adequate to cover the estimated expenses of the claim.

NETVISION LTD.

Notes to the Financial Statements

Note 17 — Contingent liabilities, commitments and guarantees (cont.)

3.	A writ has been served, together with a request to have it recognized as a class action, against the companies providing Bezeq International services, including Barak. According to the plaintiffs, they were charged value added tax by the said companies, in respect of telephone calls made while they were abroad, using calling cards of these companies or by ordering the calls on a ‘‘reverse charge’’ basis. The plaintiffs claim that their charge to value added tax was not properly made. According to Barak, the collection of VAT was made in accordance with the explicit directives issued to it by the VAT and Customs Division. On August 25, 2003, the Tel-Aviv District court held that writ and the request to have the claim recognized as a class action should be dismissed, as a result of the Supreme Court’s decision versus A.S.S. Project Management and Personnel Ltd. (CA 3126/00) ‘‘(hereinafter -A.S.S.), in which a majority held that there is no basis for approving a class action pursuant to Regulation 29 of the Civil Arrangement Regulations. On October 13, 2003, an appeal was submitted to the Supreme Court (CA 9192/03), according to which the court was requested to instruct that the claim would remain contingent and outstanding until a decision is handed down in a further hearing on the court’s decision on the matter of A.S.S. (Further Hearing 5161/03). On April 18, 2004, at the request of the appellants and the VAT and Customs Division, the Supreme Court decided that the appeal should be frozen until after giving a decision in the further hearing noted above. On September 1, 2005, a decision was given at the further hearing, adopting the verdict in the matter of A.S.S., according to which there is no reason for approving the request for a class action. In a decision made on September 9, 2005, the parties to the appeal were requested to state their position as regards to continuing the proceedings on the appeal, in the light of the verdict on the further hearing, and it was held that after receiving the positions of the parties, it would be decided whether to continue with the appeal. On November 29, 2005, the court ordered the transfer of discussion on the appeal to an expanded panel of judges of the Supreme Court. On April 10, 2007, the arrangement to which the parties agreed, in the context of which Barak was deleted from the claim, was made effective, and accordingly, the Group has not included any provision in respect of this legal proceeding.

4.	In September 2007, a claim was submitted to the Group, together with a request for it to be approved as a class action, which were presented to the Tel Aviv-Yafo District Court, against Netvision, Nana 10 Ltd. and other companies operating electronic trading sites and other suppliers (hereinafter: ‘‘the Defendants’’). The claim relates to online auctions on the Internet (hereinafter ‘‘Auctions’’).

The claim alleges that the Defendants or anyone acting on their behalf, were involved in unfair auctions by the use of fictitious participants in order to raise the winning prices of the products offered for sales in such sales, or enabled such involvement. The plaintiffs requested from the court additional measures against the Defendants, including the stay of the declaratory orders, and the imposition of monetary charges on the Defendants without the plaintiffs stating any amount for the claim.

On January 16, 2008, the Group’s response was submitted, and, at this stage, the responses of approximately 40% of the respondents have been submitted. At this stage, the question of the existence of fictitious bidders on behalf of the suppliers has therefore not been clarified, and the question of the connection, or dependence, between these fictitious bidders and the sales sites. Since the relationship of most of the bidders has not been presented to the court, it is not possible, at this stage, to assess whether there is any cause for a claim vis-à-vis the sales sites, and it is not possible to estimate the amount of damage in respect of those causes, if any.

NETVISION LTD.

Notes to the Financial Statements

Note 17 — Contingent liabilities, commitments and guarantees (cont.)

In these circumstances, in the opinion of the Company and its legal counsel, at this stage, it is not possible to assess the chances of the request for recognition as a class action, as far as it is directed against the Group, and accordingly, the Company has not included a provision in the financial statements in respect of this claim.

5.	On May 24, 2007, a notice of the Director-General of the Ministry of Communications was sent to the Group, stating that the Director-General was considering imposing on each of the companies in the Group a financial sanction pursuant to Chapter G(1) of the Communication Law, 1982, due to an breach attributed to the companies in the implementation of the mobility of numbers plan (a program intended to enable subscribers of a line or cellular telephone to change between operators without changing their telephone numbers), with effect from September 1, 2006, as follows:

a.	For the period from September 1, 2006 through May 24, 2007 – the date of sending the notice – the sum of NIS 2 million.

b.	For the period from May 25 2007 through November 30, 2007 (or until the breach was repaired, whichever is earlier), the sum of NIS 6,500 for each day on which the breach continues.

c.	For the period from December 1, 2007 until the breach is repaired, for each day – with regard to the Company and Barak, each of them, NIS 28,000, plus an amount equal to 0.005% of its revenues in the previous year; with regard to Globecall, NIS 4,000 plus an amount equal to 0.029% of its revenues in the previous years.

In the notice of the Director-General of the Ministry of Communications, the Group was given an opportunity to respond to the notice. In the response to the notice that was sent to the Director-General of the Ministry of Communications, it was claimed that there is no justification for imposing a financial penalty on the Group companies, and alternatively, there is no justification for imposing the rate of financial penalty stated in the notice. At present, no reply to the Group’s response has been received from the Ministry of Communications, and no demand has been made for payment of the financial penalty.

On the basis of the opinion of the Group’s legal counsel – the prospect that a financial penalty will be imposed on Netvision and Barak is low, and with regard to Globecall – its chances of achieving a significant reduction in the amount of the financial penalty, if any, are good, and accordingly, the Company has not made any provision in the financial statements.

6.	On January 9, 2008, a claim was submitted against Netvision in the Regional Labour Court in Haifa by those serving as Chief Executive Officer or assistant Chief Executive Officer of Netvision with effect from May 2001 through March 2007 and April 2007, respectively, in which the complainants request a number of financial rights, which, they claim, they are entitled to according to their contracts of employment and/or resolutions of the Board of Directors passed in respect thereof. At the centre of the claim is the complainants’ contention that, according to their contracts of employment, each of them is entitled to payment of a bonus amounting to US$ 1.54 million at the exchange rate of NIS 4.54 to US$ 1, which is NIS 6,506,500 for each complainant, and in respect of the transaction in which the Company acquired the entire issued share capital of Barak. In addition, the complainants argued that they were entitled to a number of other measures, as follows: compensation amounting to NIS 3,010,100 to the first complainant and NIS 1,858,962 to the second complainant in respect of the breach of an undertaking,

NETVISION LTD.

Notes to the Financial Statements

Note 17 — Contingent liabilities, commitments and guarantees (cont.)

which, they claim, the Company undertook towards them to take steps that would enable them to enjoy a tax benefit in respect of the sale of the Company options they held; an injunction made to the Company ordering the issue of at least 30,000 options to the first complainant and 22,500 options to the second complainant, in accordance with a promise which, they claim, was made to them by the Company; and amounts which they claim were not paid to them, contrary to their contract of employment, in respect of certain salary-related conditions in the early notice period, totalling NIS 123,645 to the first complainant and NIS 84,122 to the second complainant. The total amount of the claim of the first complainant stands at NIS 9,639,245, while the total amount of the claim of the second complainant is NIS 8,448,584, correct as at the date of its submission. No statement of defence has yet been filed.

At this stage, based on the assessment of its legal counsel, the Company believes that the chances of the claim are not likely to be more than 50%, and accordingly, the Company has not made any provision in the financial statements in respect of the claim.

7.	In April 2004, in the Jerusalem District Court, Barak submitted a monetary claim against the Ministry of Communications totalling NIS 11 million, for damages incurred by the Company as a result of failure to allocate capacity in the EMOS underwater optical system. The Ministry of Communications has denied its responsibility for damages, and at the same time, has submitted a third-party notice against Bezeq and Bezeq International. On commencing the proof stage in the case, in November 2006, the parties began to attempt to reach a compromise and a compromise agreement was signed, receiving the force of a verdict on April 10, 2007. Pursuant to this agreement, the State paid the Company a total of US$ 600 thousand, and Bezeq Israeli Communication Company Ltd. and Bezeq International Ltd., both together, paid the Company a total of US$ 600 thousand and in total, the Company recorded as a reduction in expenses (cost of sales) a total of NIS 4.9 million in the second qtr of 2007. As part of the compromise agreement, Barak removed its objection to the discontinuance of the EMOS cable.

In the light of an assessment made by the Group on signing the said agreement, and the expectation of the discontinuance of using the EMOS line at the beginning of 2008, in 2007, the Company recorded accelerated amortization totalling NIS 3.8 million, while the net book value of the lines totalling NIS 1.2 million is expected to be reduced at the beginning of 2008.

8.	On October 27, 2003, copies of letters sent by the Ministry of Communications to the cell phone (‘‘Ratan’’) companies were received in the Company, including a notice in relation to the results of a report made at the request of the Ministry to examine the costs of the ‘‘allocation process’’. This report was ordered, to the best of our knowledge, in the light of the provisions of licences of the Ministry, according to which the international operators will bear the cost of a special allocation process carried out at the end of 1999 and the beginning of 2000. According to the letters, the report determined that the international operators (together) must bear the costs of each cell phone (‘‘Ratan’’) company in connection with the allocation process in the following way: a total of NIS 1.33 million for Pelephone Ltd; NIS 1.39 million for Cellcom Ltd., and Partner Ltd, along with the accrued interest and linkage due under the applicable law from December 1, 1999. These figures were sent to the cell phone (Ratan) operator and the Company for a response. As a result of the claims that it had regarding the allocation process, and regarding the method of calculating the amounts of the costs, the Company appalled to the Ministry of Communications, set out its position and asked

NETVISION LTD.

Notes to the Financial Statements

Note 17 — Contingent liabilities, commitments and guarantees (cont.)

that it rule on the dispute. The decision of the Ministry of Communications on this matter was given on March 11, 2007. In the decision, the Ministry compelled the Company to pay NIS 443,333 to Pelephone and NIS 465,358 each to Partner and Cellcom, with these amounts bearing linkage differences and interest in accordance with the law from October 1999 and thereafter. During 2007, the Group paid the amounts to the cell phone (‘‘Ratan’’) operators as a result of this decision.

9.	In February 2006, Bezeq submitted an appeal against the Ministry of Communications, Golden Lines and the Group in the Tel Aviv-Yafo District Court on the decision by the Minister of Communications on Bezeq’s demand to receive from the Group and from Golden Lines a commission in respect of international calls made from card operated public telephones. In his decision, the Minister of Communications held that Bezeq is not entitled to collect a charge for these calls. The Minister of Communication’s decision also held that Bezeq was obliged to return the amount of the commission that had been collected up to that date (a total of NIS 7.1 million), which Bezeq had previously unilaterally offset in respect of these calls, and that Bezeq was not entitled to collect a collection commission from the Group in future until the decision was given. In the context of the appeal, Bezeq denies the debts imposed on it in the decision. On September 6, 2006, a verdict was handed down, in which Bezeq’s appeal was dismissed due to lack of authority of the District Court to hear the appeal. On October 25, 2006, Bezeq appealed the verdict and on September 26, 2006, Bezeq served an appeal to the High Court on the decision of the Minister of Communications.

The appeals are fixed for hearing on June 2, 2008. According to the assessment of the Group’s legal counsel, the Group’s prospects in the two proceedings are good. However, it is unclear whether the rejection of the appeal by the District Court or success in the two other proceedings, will lead to a recovery of the money offset by Bezeq to the Group. Accordingly, the Group, in June 2007, submitted a monetary claim against Bezeq for recovery of the amounts, which were offset incorrectly. The Group’s chances of recovering the money offset by Bezeq, therefore, are good, but it is unclear how long the legal proceedings on this matter will last. At any case these proceedings do not present the Company with any additional financial exposure.

10.	In June 2004 the liquidator of Mastop Ltd, as part of its liquidation file, submitted a request to order the cancellation of the transaction whereby the Company acquired the activities of Mastop on November 12, 2001, in which it is alleged that it involves a preference of creditors and that the low price paid by the Company, US$12.5 thousand, does not reflect the value of the activities of Mastop sold, which it estimates at NIS 1.6 million. Alternatively, the liquidator demands that the Company pay the real value of the activities as they were at the acquisition date. According to the Company the consideration that it paid including the activity required for investment, reflects the value of the activity as it was then.

In a hearing held in the Tel Aviv District Court, the court held that a third party valuator should be appointed after it has been established what the transferred assets were.

On November 21, 2006, the court appointed a valuator for determining the value of the activity. However, at this stage, no opinion has yet been received.

The Company, on the basis of the opinion of its legal counsel believes that at this stage it is difficult to assess what value will be established by the valuator, and the Company is likely to prefer to pay the difference (if any) or return the activity to the liquidator.

NETVISION LTD.

Notes to the Financial Statements

Note 17 — Contingent liabilities, commitments and guarantees (cont.)

In the Group’s opinion, the results of the claim will not have any significant implications on its financial results and the probability that the Group will be obliged to pay any amount according to the said claim does not exceed 50%, and accordingly the Company has not included any provision in the financial statements.

11.	Barak has received a letter of demand according to the Class Action Law from Livay and Livay claiming that the charging of business customers who make use of ‘‘Global-Card’’ dialling cards according to ten-second units and not according to single seconds, is likely to deceive the business public. On January 2, 2007, a letter was sent by Livay and Livay including a demand for the presentation of information and data related to the claim and added that if its demands were not met it would take legal steps in accordance with the Class Action Law. The matter is currently under examination which is intended to examine the quality of the claims and their quantitative implications.

In these circumstances, in the opinion of the Company and its legal counsel, at this stage, it is not possible to assess the chances of the request for recognition as a class action, as far as it is directed against the Company, and accordingly, the Company has not included a provision in the financial statements in respect of this claim.

12.	Claims totalling NIS 2,000 thousand have been served against the Company. The management of the Company, based, inter alia, on the opinion of its legal advisors estimate the chances of the claim as low and therefore, the Company, has not included a provision in respect of these claims in the financial statements.

b.	Commitments

1.	The Company has signed agreements to rent offices and premises for periods ending 2008 – 2010 (including options for early cancellation in some of the cases). The annual rent amounts to approximately NIS10.4 million including rent payable by subsidiaries and a proportionately consolidated company.

2.	In 2003 Netvision and Barak signed framework agreements with Med Nautilus for the purchase of user rights of the underwater communication lines. Pursuant to the agreement, the user rights of the international communication lines will be made available to Netvision and Barak gradually, through 2017, with the option of extending the user rights by additional 5 years.

According to the agreements the payment for the user rights will be made in 36 equal monthly instalments commencing on the date of receiving the user rights to any line, including principal and annual interest stated in (or linked to) the US dollar at a rate of 4.5%-5%.

In 2004 – 2006, these agreements were expanded such that the overall obligation of the companies to purchase the user rights as part of the agreement with its expansions amounts to US$117 million.

These contracts also include an obligation to purchase maintenance services for the rights to the lines purchased at an average annual cost of 4% of the cost of the lines throughout the period of the contracts.

Through the date of these financial statements the Company had utilized user rights in the communication lines pursuant to the agreement in the aggregate amount of US$106 million.

In connection with the negotiations underway between the Company and Med Nautilus for the purchase of user rights to the communication lines in a substantial amount see Note 30 (5).

NETVISION LTD.

Notes to the Financial Statements

Note 17 — Contingent liabilities, commitments and guarantees (cont.)

The balance of the liabilities vis-à-vis Med Nautilus in respect of lines in operation as of December 31, 2007, is NIS 87 million.

3.	The Company has agreements with suppliers of infrastructure and international communication lines to pay fixed maintenance fees for its assets until 2017.

4.	The Company has vehicle rental agreements under operating leases for a period of 36 months at an annual rent of NIS 14 million.

5.	The Company has a liability to pay royalties to the Government of Israel at a rate of 2.5% in 2007 (3% and 3.5% in 2006 and 2005, respectively) from most of the international communication services, net of transhipment fees, account settlement fees for foreign operators and bad debts. The aggregate amount of the royalties and the period for which they will be paid are unlimited. The percentage of royalties is expected to fall by half a percentage point each year until a rate of 1% in 2010.

In 2005, the Company submitted an appeal to the High Court against the State of Israel claiming that the royalty obligation imposed on it be cancelled with effect from the date of opening of the international call market to full competition in 2004. No decision has yet been reached in the High Court on this matter.

6.	On August 3, 2004, Netvision received a licence to supply international call services from the Ministry of Communications. As a result of the merger transaction of Netvision with Barak, on February 28, 2007, this licence was cancelled.

c.     Guarantees given

The Group has given bank performance guarantees to third parties, the balance of which as of December 31, 2007 amounted to NIS 38.6 million. The guarantees include guarantees to the Ministry of Communications in respect of international operator licences (017 and 013) and in respect of the national operator (Mapa) licence, in the aggregate amount of NIS 30 million, valid through 2012. The Company is taking steps to cancel the guarantee totalling NIS 10.6 million, which was given to the Ministry of Communications in respect of the 017 international operator licence, previously granted in favour of Netvision and cancelled as part of the merger with Barak. The other guarantees relate to the Group’s ongoing business activities (these guarantees include mainly tender guarantees, some of which have become performance guarantees, guarantees in respect of rental agreements and guarantees to the court in legal proceedings in which the Group is involved).

Note 18 — Shareholders’ equity

a.	In May 2005, prior to the issue of the Company’s securities to the public, the following transactions were carried out in the Company:

1.	The rights of the ordinary shares were equalized to the rights of the preferred shares and the two classes of shares were unified into one class – ordinary shares of NIS 1 par value each. Each ordinary share confers voting rights at general meetings of the Company, the right to a dividend, the allocation of bonus shares and participation in a distribution of the Company’s asset surplus in a liquidation.

2.	Immediately prior to the issue of securities to the public, the Company allocated 6,414,437 bonus shares to its shareholders out of the balance of the share premium. All of the net income per share data were retroactively adjusted to reflect the allocation of the bonus shares.

NETVISION LTD.

Notes to the Financial Statements

Note 18 — Shareholders’ equity (cont.)

3.	Shareholder loans totalling NIS 27 million were converted by controlling shareholders in the Company to 960,000 ordinary shares.

b.	In May 2005, the Company completed an initial public offering of securities to the public:

1.    An issue of 1,800,000 ordinary shares of NIS 1 par value each.

2.	An issue of 100,000,000 par value of Series A bonds bearing interest at 4% per annum, such that every NIS 32 par value of Series A bonds are convertible to one ordinary share of the Company with a par value of NIS 1 (see Note 13).

3.	An issue of 900,000 Series 1 options, each of which is exercisable to one ordinary share of the Company with a par value of NIS 1 on every business day, with effect from their registration on the stock exchange through May 22, 2009, except for the days between the 12th and 16th of each calendar month, against a cash payment of an exercise price of NIS 32 linked to the Israeli CPI known from the date of issue. Any option not exercised up to and including May 22, 2009 will be cancelled, and will not entitle the holder to any right whatsoever.

The gross proceeds from the issuance amounted to approximately NIS 145 million. The costs of the issue amounted to NIS 10.6 million. The proceeds of the issuance and the issuance expenses were allocated to the various components of the package according to their average value on the stock exchange in the first three days of trading. Issuance expenses totalling NIS 7,465 thousand, which were allocated to the convertible bonds, are presented as part of other assets through December 31, 2005, prior to the application of Israeli Accounting Standard No. 22. The balance of the issuance expenses totalling NIS 3,128 thousand was offset from premium on account of shares issuance.

c.	As part of the merger transaction with Barak and Globecall, on January 25, 2007, the Company issued 12,192,887 shares to the former shareholders of Barak and Globecall in consideration for the entire issued share capital of Barak and Globecall. For further details, see Note 1c.

d.	On June 6, 2007, the Board of Directors of the Company approved a private placement of ordinary shares of NIS 1 par value each of the Company to investors from the Harel Insurance Group Ltd. (‘‘the offerees’’). The Company allocated to the offerees 1,220,000 ordinary shares of NIS 1 par value each of the Company (‘‘the issued shares’’). The issued shares represent approximately 4.74% of the Company’s issued and paid-up capital and voting rights therein before the issue (4.16% on full dilution) and 4.52% of the Company’s issued and paid-up capital of the Company and voting rights therein after the issue (3.99% on full dilution). The shares were issued in consideration for NIS 42.86 per share (‘‘’’the issue price’’) and for an aggregate total of NIS 52,289 thousand. The offerees did not become interested parties in the Company as a result of the issue.

e.	On December 4, 2007, the Board of Directors of the Company approved the execution of a private placement to Ofer Hi-Tech Investments Ltd. (‘‘the Fund’’). The Company issued 1,400,000 ordinary shares of NIS 1 par value each of the Company (‘‘the issued shares’’) to the Fund. The issued shares are listed for trading on the stock exchange and are equal in rights to the Company’s NIS 1 ordinary shares. The issued shares represent approximately 5.13% of the Company’s issued and paid-up capital and voting rights therein before the issue

NETVISION LTD.

Notes to the Financial Statements

Note 18 — Shareholders’ equity (cont.)

(4.58% on full dilution) and 4.88% of the Company’s issued and paid-up capital of the Company and voting rights therein after the issue (4.38% on full dilution). The shares were issued in consideration for NIS 43 per share (‘‘the issue price’’) and for an aggregate total of NIS 60,200 thousand. The offerees did not become interested parties in the Company as a result of the issue.

f.    Composition of share capital

	Authorized	Issued and paid-up	Authorized	Issued and paid-up
	Number of shares
	2007		2006
	Audited		Unaudited
Ordinary shares of NIS 1 par value each	40,000,000	28,758,986	40,000,000	12,759,149

g.	Options

The Company has 890,245 Series 1 options, exercisable for 890,245 ordinary shares of NIS 1 par value (subject to adjustments) against an exercise price of NIS 32 linked to the Israeli CPI. The options are exercisable through May 22, 2009.

Through the balance sheet date, 9,755 options had been exercised to 9,755 ordinary shares for an aggregate consideration of approximately NIS 319 thousand.

Subsequent to the balance sheet date, on February 10, 2008, at an extraordinary meeting of the holders of the Series 1 options of the Company (hereinafter: ‘‘the Options’’), who are not shareholders in the Company, it was decided to approve an arrangement whereby the exercise price of the Options of the Company would be changed, such that the exercise price would not be linked to the Israeli CPI (as provided in the prospectus published by the Company on May 11, 2005), but rather a new nominal fixed exercise price of NIS 33.45 will be determined, based on the economic opinion in effect from November 19, 2007 and January 15, 2008 received by the Company which is expected to improve the position of the holders of the Options compared to their position before the Options arrangement. The rest of the terms of the Options will remain without change (hereinafter: ‘‘the Option arrangement’’).

On February 28, 2008, the court of law authorized the Options arrangement. March 11, 2008 was selected as the fix date for the arrengment.

h.	Share-based payment program

1.	The Company has adopted an option plan for the issue of ordinary shares of the Company to employees and office-holders in the Company in exchange for an exercise of options to be awarded to them. The vesting period of the options is for 4 years and they expire within 5 or 10 years from the date of their grant. The options were granted for no consideration in the years 1996 – 2001. The amortization of the benefit in respect of these options ended on September 30, 2004. Each option is exercisable to 3.4431 shares. The table below presents the number of options for shares granted in 1996 – 2001 and the weighted average of their exercise price.

NETVISION LTD.

Notes to the Financial Statements

Note 18 — Shareholders’ equity (cont.)

	For the year ended December 31,
	2007		2006
	Number of options	Weighted average of exercise price in U.S. dollars	Number of options	Weighted average of exercise price in U.S. dollars
	Audited		Unaudited
Options for shares at the beginning of the year	151,910	$12.94	164,000	$13.32
Options for shares exercised during the year(1)	(146,000)	$12.74	(12,090)	$18
Options for shares at the end of the year	5,910	$18	151,910	$12.94
Options for shares available for exercise at the end of the year	5,910	$18	151,910	$12.94

(1)	The weighted average of the exercise price at the exercise date of the Options in 2007 is NIS 58.

2.	Pursuant to a resolution of the Board of Directors, in 2004, the Company adopted a plan whereby options to purchase shares of the Company would be allocated to the Company’s employees.

On November 31, 2004, the Board of Directors decided to allocate 116,090 options to the employees of the Company, available for exercise to 399,706 ordinary shares of NIS 1 par value. The exercise price was set at NIS 71 linked to the Israeli CPI known at the grant date. The vesting period of the options is 4 years and they expire within 10 years of the grant date. The options were allocated on December 31, 2004. As of the balance sheet date, the Company’s employees hold 53,498 options from this grant, available for exercise to 184,197 shares. Each option is exercisable to 3.4431 shares.

The table below presents the number of options for shares within the framework of the option plan from 2004, the weighted average of their exercise price and the changes made in the employee option plans during the current year:

NETVISION LTD.

Notes to the Financial Statements

Note 18 — Shareholders’ equity (cont.)

	For the year ended December 31,
	2007			2006
	Number of options		Weighted average of exercise price in NIS	Number of options	Weighted average of exercise price in NIS
	Audited			Unaudited
Options for shares at the beginning of the year	86,283		71	111,860	71
Options for shares exercised during the year(1)	(32,785	)(1)	71	(6,393)	71
Options for shares that expired or were forfeited during the year	—		—	(19,184)	71
Options for shares at the end of the year	53,498		71	86,283	71
Options for shares available for exercise at the end of the year	27,717		71	43,122	71

(*)	Subsequent to the balance sheet date, 3,780 options were exercised for 13,015 shares for the consideration of NIS 280 thousand and 2,117 options were forfeited.
(1)	The weighted average of the exercise price at the exercise date of the Options in 2007 is NIS 55.6.

3.	Pursuant to a resolution of the Board of Directors of August 29, 2006 and December 7, 2006, 212,670 options were allocated to employees in the Company, including office-holders in the Company, exercisable to 212,670 ordinary shares of NIS 1 par value, pursuant to an outline published on August 8, 2006. The exercise price is NIS 34.31, linked to the Israeli CPI for each option that will be exercised to one share of the Company.

The exercise period of the options will be from the dates set forth below through the expiry date of the options, pursuant to the 2006 option plan.

25% of the number of options will be exercisable after one year from April 1, 2006 (hereinafter: ‘‘the beginning of the vesting period’’):

A further 25% – from the end of two years of the beginning of the vesting period;

A further 25% – from the end of three years of the beginning of the vesting period;

A further 25% from the end of four years of the beginning of the vesting period;

The benefit included in the options granted were calculated in accordance with principles prescribed in Standard No. 24, according to a calculation formula based on the binomial model with annual standard deviations at rates of 31% – 64%, which were calculated at the grant date. On the basis of the exercise price at the grant date (NIS 37.01 per share), the annual capitalization rates of 3.8% – 4.1% per annum, which were calculated at the date of the grant, and the forfeiture rate of 22%, the total economic value of the options granted was assessed at approximately NIS 1,844 thousand.

This plan is registered pursuant to Section 102 of the Income Tax Ordinance as a ‘‘capital gain’’ plan, whereby the options and the conversions required on exercise will be deposited with a trustee for a period of at least two years from the end of the year in

NETVISION LTD.

Notes to the Financial Statements

Note 18 — Shareholders’ equity (cont.)

which the options were granted. Recipients of the options will pay the tax arising on the benefit on the exercise of the shares, but every related expense will not be recognized for tax purposes for the Company.

As of the balance sheet date, Company employees hold 198,045 options from this grant, exercisable to 198,045 shares.

The table below presents the number of options for shares within the framework of the option plan from August 2006, the weighted average of their exercise price and the changes made in the employee option plans during the current year:

	For the year ended December 31,
	2007		2006
	Number of options	Weighted average of exercise price in NIS	Number of options	Weighted average of exercise price in NIS
	Audited		Unaudited
Options for shares at the beginning of the year	212,670	34.31	—	—
Options for shares granted during the year	—	—	212,670	34.31
Options for shares exercised during the year(1)	(4,725)	34.31	—	—
Options for shares that expired or were forfeited during the year	(9,900)	34.31	—	—
Options for shares at the end of the year	198,045	34.31	212,670	34.31
Options for shares available for exercise at the end of the year	55,666	34.31	—	—

(*)	Subsequent to the balance sheet date, 32,150 options were forfeited.
(1)	The weighted average of the exercise price at the exercise date of the Options in 2007 is NIS 51.4.

4.	As part of the terms for concluding the merger transaction with Barak, on January 25, 2007, 244,705 options of the Company were granted to employees of Barak, exercisable to 244,705 ordinary shares of the Company, pursuant to the terms of a plan adopted by Barak on May 23, 2006. The allocation of the options is in accordance with the taxation conditions of the capital gains path via a trustee, as set forth in Section 102 of the Income Tax Ordinance.

The exercise price of the options will be as follows:

135,529 options will be at an exercise price of NIS 8.933 per share.

45,176 options will be at an exercise price of NIS 22.334 per share.

64,000 options will be at an exercise price of NIS 28.587 per share.

According to the plan, the options vest over 3 years, with a third of the options vesting each year. The effective date for the commencement of vesting is May 1, 2006.

NETVISION LTD.

Notes to the Financial Statements

Note 18 — Shareholders’ equity (cont.)

The table below presents the number of options for shares within the framework of the option plan for Barak employees, the weighted average of their exercise price and the changes made in the employee option plans during the current year:

	For the year ended December 31,
	2007		2006
	Number of options	Weighted average of exercise price in NIS	Number of options	Weighted average of exercise price in NIS
	Audited		Unaudited
Options for shares at the beginning of the year	244,705	16.55	—	—
Options for shares granted during the year	—	—	244,705	16.55
Options for shares exercised during the year(1)	(11,510)	26.88	—	—
Options for shares at the end of the year	233,195	16.04	244,705	16.55
Options for shares available for exercise at the end of the year	78,923	14.08	—	—

(*)	Subsequent to the balance sheet date, 40,077 options were forfeited.
(1)	The weighted average of the exercise price at the exercise date of the Options in 2007 is NIS 46.8.
5.	On February 27, 2008, the Board of Directors of the Company approved a private placement of 1,165,000 (non-marketable) options, pursuant to an employee option plan, which it approved on that date, to the Chief Executive Officer of the Company, and other office-holders and senior managers in the Company (‘‘the offerees’’). The options will be allocated for no consideration.

The options are convertible to 1,165,000 shares, subject to adjustments in accordance with the option plan, representing 3.89% of the Company’s issued and paid-up capital and voting rights therein after the grant (approximately 3.52% on full dilution). The actual exercise will be effected by way of a net exercise. To the best of the Company’s knowledge, none of the offerees is an ‘‘interested party’’ (as this term is defined in Section 270(5) to the Companies Law, 1999), also under the assumption of the exercise of all options allocated to him.

The exercise price of each option is NIS 41.73 (‘‘the exercise price’’) is not linked to any index, subject to the adjustments set forth in the plan.

Vesting and expiry terms of the options

25% of the options offered to each offeree will vest and will be available for exercise from January 1, 2009. The expiry date of these options is 24 months from the date of vesting.

25% of the options offered to each offeree will vest and will be available for exercise from January 1, 2010. The expiry date of these options is 12 months from the date of vesting.

NETVISION LTD.

Notes to the Financial Statements

Note 18 — Shareholders’ equity (cont.)

25% of the options offered to each offeree will vest and will be available for exercise from January 1, 2011. The expiry date of these options is 12 months from the date of vesting.

25% of the options offered to each offeree will vest and will be available for exercise from January 1, 2012. The expiry date of these options is 12 months from the date of vesting.

The benefit included in the options granted was calculated in accordance with principles prescribed in Standard No. 24, according to a calculation formula based on the binomial model with annual standard deviations at rates of 29.29% – 37.21%, which were calculated at the grant date. On the basis of the exercise price at the grant date (NIS 41.73 per share), the annual capitalization rates of 4.1% – 6.71% per annum, which were calculated at the date of the grant, and the forfeiture rates of 10% – 15%, the total economic value of the options granted was assessed at approximately NIS 10.6 million.

The allocation is subject to the receipt of the approval of the Income Tax authorities for the allocation, pursuant to Section 102 to the Income Tax Ordinance.

The allocation of the shares that will arise from the exercise of the options is subject to approval of the Tel Aviv Stock Exchange.

6.	Data on the balance of the options exercisable under the blocking conditions prescribed are as follows:

As at December 31,
Option plan	Number of options		Exercise increment per option	Standard deviation	Fair value per option at grant date	Expiry date	Number of options available for exercise (vested)
Granted in 1996 – 2001	5,910	(1)	US$ 18	123.6%	US$ 20.3	2010	5,910
2004 plan	53,498	(1)(3)	NIS 71	53.9%	NIS 65	2014	27,717
August 2006 plan	198,045	(2)	NIS 34.31	31% – 64%	NIS 8.67	2016	55,666
Barak plan	233,195	(3)	NIS 16.04	30% – 46%	NIS 15.62	2016	78,923
	490,648						168,216

(1)	Each option is exercisable to 3.4431 shares after adjustment of an allocation of bonus shares.
(2)	The fair value of the options was determined using the computation formula based on the binomial model.
(3)	The fair value of each option was determined using the Black & Scholes formula with an annual standard deviation calculated at the grant date on the basis of the estimated share price at the grant date.

NETVISION LTD.

Notes to the Financial Statements

Note 18 — Shareholders’ equity (cont.)

7.	Expense recognized on account of employee share based payments

	For the year ended December 31,
	2007	2006
	Reported NIS in thousands
	Audited	Unaudited
Share-based programs payable through capital instruments	2,484	2,416

8.	In January 2001, the subsidiary, Netwize, granted 1,900,000 options to its employees. The options are exercisable to 1,900,000 ordinary shares of Netwize, for an exercise price of US$0.01 per option. Through the end of 2007, 1,500,000 options expired. The number of options remaining held by the employees amounts to 400,000 options. The vesting period of the options is 4 years and they expire 10 years after the date of their grant. In the event of all of the options granted to the employees of the Company being exercised, the Company’s shareholding percentage in Netwize will fall to 53.2%. At the grant date, the value of an ordinary share of Netwize was negligible. Netwize has obtained approval from the Israeli tax authorities for the option plan pursuant to Section 102 of the Income Tax Ordinance.

Note 19 — Liens

To secure the Group’s liabilities to banks, floating liens have been registered on the plant, equipment, monetary assets, property and rights, a fixed lien on the share capital and goodwill, and a fixed lien on the communication system and specific communication equipment owned by the subsidiary, Netvision 013 Barak. In addition, a floating lien has been registered on the plant and all of the property and a fixed lien has been registered on the unpaid share capital and goodwill of the subsidiary, Globecall. Furthermore, there is also a lien on the property, assets and rights of Netwize, a lien on monies in a deposit account of Netwize, and a fixed lien on its unpaid share capital and goodwill. The balance of the loans and short-term credit secured by the abovementioned liens as at December 31, 2007 is NIS 33 million.

Note 20 — Financial instruments

a.	Financial risk factors

The Group’s activities expose it to various financial risks, such as market risk (including currency risk) and credit risk. The Group’s risk management plan is focused on reducing to a minimum the possible negative effects of the Group’s financial performance.

1.	Credit risk

The cash and short-term investments are usually deposited in large banking institutions and government loans and bonds, and accordingly, the credit risk included therein is minimal.

The Group’s revenues arise from a large number of customers in Israel. The Group regularly makes credit assessments of customers and the financial statements include allowances for doubtful accounts that adequately reflect, in the Company’s opinion, the loss inherent in debts whose collects is in doubt.

2.	Currency risks

With regard to currency and linkage risks in the Group of monetary balances, see paragraph b. Some of the Group’s revenues, expenses and liabilities are linked to foreign

NETVISION LTD.

Notes to the Financial Statements

currencies (mainly the U.S. dollar), and therefore, the Company has an exposure to changes in the rates of the currencies in which the Group operates in relation to the NIS.

The Company takes steps to reduce the exposure in respect of excess liabilities in U.S. dollars by dollar-linked deposits and from time to time, enters into hedging transactions on the exchange rate of the dollar.

On April 5, 2007, the Company entered into a dollar hedging transaction to acquire call options to purchase US$10 million at a rate of NIS 4.2 = US$1, and against put options to sell US$10 million at a rate of NIS 4.02 = US$ 1.

The hedging transaction was repaid on January 9, 2008. In 2007, the Company recorded financial expenses of NIS 1.7 million in respect of this transaction. As of the balance sheet date, the Company has no open positions in respect of hedging transactions.

3.	Interest risks

The Company’s interest rate risk is attributable mainly to the balance of long-term trade payables and from interest on bonds. The balance of long-term trade payables and bonds of the Company bear interest at fixed rates, and expose the Company to interest rate risk in respect of fair value.

4.	Fair value of financial instruments

The carrying amount of cash and cash equivalents, short-term investments, trade receivables, other receivables and prepaid expenses, long-term trade receivables, short-term bank credit, the liability value of convertible bonds, payables and accrued expenses corresponds to or approximates their fair value.

The fair value of long-term trade payables, which are presented at their book value of NIS 96,463 thousand is NIS 92,684 thousand, computed according to the relevant market interest rate estimated at December 31, 2007.

NETVISION LTD.

Notes to the Financial Statements

Note 20 — Financial instruments (cont.)

b.    Linkage terms of balance sheet balances

1.    Consolidated

	As at December 31, 2007
	Linked to the Israeli CPI	Linked to the U.S. dollar	Linked to the euro	Linked to SDR (*)	Unlinked	Non- monetary items	Total
	Reported NIS in thousands
	Audited
Current assets
Cash and cash equivalents	—	7,835	2	—	87,678	—	95,515
Short-term investments	—	37,937	—	—	—	—	37,937
Trade receivables	—	26,689	1,648	3,850	216,637	—	248,824
Other receivables and prepaid expenses	—	1,758	13	—	2,481	51,642	55,894
Inventory of purchased products	—	—	—	—	—	8,616	8,616
Long-term receivables
Deferred taxes	—	—	—	—	—	12,773	12,773
Long-term receivables and debit balances	—	3,045	—	—	1,458	835	5,338
Fixed assets, net	—	—	—	—	—	442,570	442,570
Intangible assets	—	—	—	—	—	338,077	338,077
	—	77,264	1,663	3,850	308,254	854,513	1,245,544
Current liabilities
Short-term bank credit	—	—	—	—	32,713	—	32,713
Current maturities of long-term trade payables	—	43,352	—	—	1,015	—	44,367
Trade payables	—	67,495	10,498	9,368	167,199	—	254,560
Other payables and accrued expenses	1,328	2,420	—	—	74,272	857	78,877
Long-term liabilities
Convertible debentures	52,795	—	—	—	—	—	52,795
Long-term trade payables	—	46,144	—	—	5,952	—	52,096
Accrued severance pay, net	—	—	—	—	—	18,417	18,417
Minority interest	—	—	—	—	—	1,950	1,950
Shareholders’ equity	—	—	—	—	—	709,769	709,769
	54,123	159,411	10,498	9,368	281,151	730,993	1,245,544

(*)	The basket of currencies comprises U.S. dollars, euros, pounds sterling and Japanese yen.

NETVISION LTD.

Notes to the Financial Statements

Note 20 — Financial instruments (cont.)

2.    The Company

	As at December 31, 2007
	Linked to the Israeli CPI	Linked to the U.S. dollar	Unlinked	Non- monetary items	Total
	Reported NIS in thousands
	Audited
Current assets
Cash and cash equivalents	—	141	60,473	—	60,614
Investments in subsidiaries	—	—	—	710,564	710,564
	—	141	60,473	710,564	771,178
Current liabilities
Other payables and accrued expenses	1,328	600	4,582	—	6,510
Long-term liabilities
Convertible debentures	52,795	—	—	—	52,795
Accrued severance pay, net	—	—	—	2,104	2,104
	52,795	—	—	2,104	54,899
Shareholders’ equity	—	—	—	709,769	709,769
	54,123	600	4,582	711,873	771,178

NETVISION LTD.

Notes to the Financial Statements

Note 20 — Financial instruments (cont.)

1.    Consolidated

	As at December 31, 2006
	Linked to the Israeli CPI	Linked to the U.S. dollar	Linked to the euro	Linked to SDR (*)	Unlinked	Non-monetary items	Total
	Reported NIS in thousands
	Unaudited
Current assets
Cash and cash equivalents	—	9,779	—	—	7,248	—	17,027
Short-term investments	20,038	39,154	—	—	18,368	—	77,560
Trade receivables	—	36,610	2,137	3,792	199,915	—	242,454
Other receivables and prepaid expenses	60	775	—	—	2,614	28,844	32,293
Inventory of purchased products	—	—	—	—	—	8,558	8,558
Long-term receivables
Deferred taxes	—	—	—	—	—	14,702	14,702
Long-term receivables and debit balances	—	4,245	—	—	2,324	—	6,569
Fixed assets, net	—	—	—	—	—	448,521	448,521
Intangible assets	—	—	—	—	—	363,789	363,789
	20,098	90,563	2,137	3,792	230,469	864,414	1,211,473
Current liabilities
Short-term bank credit	—	—	—	—	163,634	—	163,634
Short-term loans from shareholders	—	—	—	—	14,610	—	14,610
Current maturities of long-term trade payables	—	47,832	—	—	1,928	—	49,760
Trade payables	—	96,550	7,485	11,586	152,646	—	268,267
Other payables and accrued expenses	1,718	1,659	—	—	60,306	5,883	69,566
Long-term liabilities
Convertible debentures	66,192	—	—	—	—	—	66,192
Long-term trade payables	—	41,168	—	—	7,351	—	48,519
Accrued severance pay, net	—	—	—	—	—	15,715	15,715
Minority interest	—	—	—	—	—	1,866	1,866
Shareholders’ equity	—	—	—	—	—	513,344	513,344
	67,910	187,209	7,485	11,586	400,475	536,808	1,211,473

(*)	The basket of currencies comprises U.S. dollars, euros, pounds sterling and Japanese yen.

NETVISION LTD.

Notes to the Financial Statements

Note 20 — Financial instruments (cont.)

2.    The Company

	As at December 31, 2006
	Linked to the Israeli CPI	Linked to the U.S. dollar	Unlinked	Non- monetary items	Total
	Reported NIS in thousands
	Audited
Current assets
Cash and cash equivalents	—	1,132	615	—	1,747
Short-term investments	20,038	39,154	18,368	—	77,560
Trade receivables	—	602	80,209	—	80,811
Other receivables and prepaid expenses	60	25	376	9,794	10,255
Inventory of purchased products	—	—	—	3,964	3,964
	20,098	40,913	99,568	13,758	174,337
Long-term receivables
Long-term receivables and debit balances	—	—	440	—	440
Investments in subsidiaries	—	—	—	363,526	363,526
Fixed assets, net	—	—	—	209,863	209,863
Intangible assets	—	—	—	4,777	4,777
	20,098	40,913	100,008	591,924	752,943
Current liabilities
Short-term bank credit	—	—	34,391	—	34,391
Current maturities of long-term trade payables	—	17,917	1,018	—	18,935
Trade payables	—	15,214	52,028	—	67,242
Other payables and accrued expenses	1,718	1,659	25,191	4,761	33,329
	1,718	34,790	112,628	4,761	153,897
Long-term liabilities
Convertible debentures	66,192	—	—	—	66,192
Long-term trade payables	—	10,915	453	—	11,368
Accrued severance pay, net	—	—	8,142	—	8,142
	66,192	10,915	8,595	—	85,702
Shareholders’ equity	—	—	—	513,344	513,344
	67,910	45,705	121,223	518,105	752,943

NETVISION LTD.

Notes to the Financial Statements

Note 21 — Revenues

	Consolidated
	For the year ended December 31,
	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited
Connectivity to the Internet, related products and services	494,591	468,649	268,048
Telephony	539,282	561,452	15,400
Managed services	86,685	84,386	79,290
Other	88,638	88,306	58,435
	1,209,196	1,202,793	421,173

	Company
	For the year ended December 31,
	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited
Connectivity to the Internet, related products and services	186,005	306,735	277,159
Telephony	10,806	22,596	15,399
Other	12,322	35,882	31,980
	209,133	365,213	324,538

Note 22 — Cost of revenues

	Consolidated
	For the year ended December 31,
	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited
Salaries and related expenses	263,244	229,751	130,596
Communication	129,797	138,272	66,699
Purchase of minutes and products	438,050	439,982	75,425
Depreciation	179,697 (*)	139,193	39,330
Rental expenses, maintenance and others	62,061	53,115	28,240
	1,072,849	1,000,313	340,290

(*)	Depreciation expenses include write-offs pursuant to Standard No. 15 totalling NIS 14.8 million.

	Company
	For the year ended December 31,
	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited
Salaries and related expenses	67,381	104,161	99,585
Communication	19,663	32,649	28,098
Purchase of minutes and products	37,845	68,699	59,387
Depreciation	34,973	31,989	29,845
Rental expenses, maintenance and others	15,722	24,776	23,781
	175,584	262,274	240,696

NETVISION LTD.

Notes to the Financial Statements

Note 23 — Selling and marketing expenses

	Consolidated
	For the year ended December 31,
	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited
Salaries and related expenses	9,957	9,571	5,650
Advertising	33,055	38,925	18,170
Depreciation and amortization	3,705	3,646	—
Others	482	1,136	36
	47,199	53,278	23,856

	Company
	For the year ended December 31,
	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited
Salaries and related expenses	1,579	3,760	3,975
Advertising	11,490	15,282	17,901
	13,069	19,042	21,876

Note 24 — General and administrative expenses

	Consolidated
	For the year ended December 31,
	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited
Salaries and related expenses	29,845	32,640	17,703
Professional services	12,418	13,277	2,797
Bad and doubtful debts	11,159	342	2,484
Depreciation and amortization	972	500	5,591
Others	9,737	7,445	5,862
	64,131	54,204	34,437

	Company
	For the year ended December 31,
	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited
Salaries and related expenses	9,804	11,152	9,965
Professional services	5,401	5,045	1,476
Bad and doubtful debts	3,231	3,087	2,357
Depreciation and amortization	21	—	—
Others	4,268	3,729	4,966
	22,725	23,013	18,764

NETVISION LTD.

Notes to the Financial Statements

Note 25 — Financial expenses, net

	Consolidated
	For the year ended December 31,
	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited
Financial expenses in respect of convertible debentures	5,616	5,560	5,625
Bank and credit card commission	6,773	8,928	3,989
Financial expenses in respect of short-term loans and credit	5,594	9,613	5,287
Financial income from deposits	(2,565)	(3,837)	(1,701)
Expenses (income) from marketable securities	(1,303)	(1,696)	151
Financial expenses in respect of long-term liabilities, net	3,276	4,134	3,073
Exchange rate and linkage differences	(2,953)	(1,003)	4,270
Interest and linkage on shareholder loans	479	111	—
	14,917	21,810	20,694

	Company
	For the year ended December 31,
	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited
Financial expenses in respect of convertible debentures	5,616	5,560	5,625
Bank and credit card commission	2,388	3,905	3,629
Financial expenses in respect of short-term loans and credit	406	2,239	3,444
Financial income from deposits	(1,414)	(1,869)	(1,692)
Expenses (income) from marketable securities	(1,059)	(1,696)	151
Financial expenses in respect of long-term liabilities, net	473	1,687	3,073
Exchange rate and linkage differences	(529)	(2,017)	4,399
Remeasurement and interest on loans to subsidiaries	(5,100)	(2,377)	(3,140)
	781	5,432	15,489

Note 26 — Other expenses (income), net

	Consolidated			Company
	For the year ended December 31,
	2007	2006	2005	2007
	Reported NIS in thousands
	Audited	Unaudited		Audited
Capital gain from reduction in shareholding percentage	(42,112)	—	—	(42,112)
Loss on impairment in value of investment	1,344	—	—	—
Loss from impairment in value of fixed assets	1,638	14,895	—	—
Other expenses	2,813	5,352	3,500	1,275
	(36,317)	20,247	3,500	(40,837)

NETVISION LTD.

Notes to the Financial Statements

Note 27 — Net income per share

	For the year ended December 31,
	2007		2006		2005 (*)
	Weighted number of shares	Net income	Weighted number of shares	Net income	Weighted number of shares	Loss
	Thousands	Reported NIS in thousands	Thousands	Reported NIS in thousands	Thousands	Reported NIS in thousands
	Audited		Unaudited
Number of shares and net income per the statement of operations for the purpose of computing basic net income	26,504	53,679	24,182	13,671	12,448	(2,172)
Potential dilutive effect of ordinary shares for the purpose of computing diluted net income	624	—	664	—	119	—
	27,128	53,679	24,846	13,671	12,567	(2,172)

(*)	Net income per share is computed taking into account the consolidation of share capital and the allocation of bonus shares, as stated in Note 18a.

Note 28 — Business Segments

a.	General

After the merger as detailed in Note 1b, the subsidiary is engaged in four business activity segments:

Connectivity to the Internet segment, and related products and services	–	Most of the activity in this segment includes the provision of connectivity to the Internet and related products and services to customers.
Telephony segment	–	Activity in this segment includes the provision of telephone call services.
Managed services segment	–	Activity includes the provision of network end-point services, the sale of network end-point equipment, and national operator services (Mapa)
‘‘Others’’ segment	–	Including mainly the provision of content services, electronic trading, planning and supply of Internet applications, support and outsourcing services.
60

NETVISION LTD.

Notes to the Financial Statements

Note 28 — Business Segments (cont.)

b.	Main reporting regarding business segments

1.	Consolidated revenues

	For the year ended December 31,
	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited
Revenues from external parties
Connectivity to the Internet, products and related services	494,591	468,649	268,048
Telephony	539,282	561,452	15,400
Managed services	86,685	84,386	79,290
Others	88,638	88,306	58,435
	1,209,196	1,202,793	421,173
Inter-segment revenues
Connectivity to the Internet, products and related services	4,148	1,655	105
Telephony	4,523	6,374	—
Managed services	2,496	315	—
Others	—	571	640
Total revenues	1,220,363	1,211,708	421,918
Adjustments	(11,167)	(8,915)	(745)
Total in statements of operations	1,209,196	1,202,793	421,173

2.	Results of the segment on a consolidated basis and adjustment to net income (loss):

	For the year ended December 31,
	2007 (*)	2006 (*)	2005
	Reported NIS in thousands
	Audited	Unaudited
Connectivity to the Internet, products and related services	67,408	98,554	57,919
Telephony	70,122	81,279	(13,123)
Managed services	(52,673)	(26,561)	(15,521)
Others	(8,018)	(429)	(1,094)
	76,839	152,843	28,181
Adjustments	(51,822)	(57,845)	(5,591)
Income from ordinary operations	25,017	94,998	22,590
Other expenses (income)	(36,317)	20,247	3,500
Financial expenses, net	14,917	21,810	20,694
Taxes on income expenses (income)	(7,315)	23,777	568
Minority interest in earnings of subsidiaries	53	15,493	—
Net income (loss)	53,679	13,671	(2,172)

(*)	Including merger and reorganization expenses, of which in 2007 approximately

NETVISION LTD.

Notes to the Financial Statements

Note 28 — Business Segments (cont.)

NIS 21.2 million was allocated to connectivity services, approximately NIS 11 million to telephony, and approximately NIS 1.3 million to managed services. In 2006, approximately NIS 1.7 million was allocated to connectivity services, approximately NIS 1 million to telephony, and approximately NIS 0.7 million to managed services.

In addition to merger and reorganization expenses, as aforesaid, in 2007, the Company recorded approximately NIS 34.2 million in non-recurring expenses, allocated in the following manner: NIS 6.3 to connectivity, NIS 3.2 million to telephony and NIS 24.7 million to managed services.

3.	Assets on a consolidated basis used by the segment:

	As at December 31,
	2007	2006
	Reported NIS in thousands
	Audited	Unaudited
Connectivity to the Internet, products and related services	552,603	463,038
Telephony	307,893	400,659
Managed services	129,726	142,838
Others	62,645	40,627
	1,052,867	1,047,162
Assets not allocated to segments	192,677	164,311
Total consolidated assets	1,245,544	1,211,473

4.	Liabilities of the segment on a consolidated basis

	As at December 31,
	2007	2006
	Reported NIS in thousands
	Audited	Unaudited
Connectivity to the Internet, products and related services	211,348	187,905
Telephony	85,793	102,812
Managed services	46,354	134,254
Others	34,367	24,166
	377,862	449,137
Liabilities not allocated to segments	155,963	247,126
Total consolidated liabilities	533,825	696,263

NETVISION LTD.

Notes to the Financial Statements

Note 28 — Business Segments (cont.)

5.	Cost of acquiring long-term assets on a consolidated basis:

	For the year ended December 31,
	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited
Connectivity to the Internet, products and related services	91,745	64,266	12,051
Telephony	18,562	14,555	471
Managed services	15,672	20,230	9,375
Others	33,117	4,486	3,681
	159,096	103,537	25,578
Investments not allocated to segments	—	12,214	8,285
	159,096	115,751	38,863

6.	Depreciation and amortization on a consolidated basis:

	For the year ended December 31,
	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited
Connectivity to the Internet, products and related services	99,524	50,544	26,630
Telephony	52,562	19,943	3,028
Managed services	31,774	9,467	10,229
Others	5,787	1,285	1,285
	189,647	81,239	41,172

(*)	Depreciation and amortization in respect of all of the assets, including unallocated assets, were allocated between the segments according to an allocation factor.

Note 29 — Balances and transactions with interested parties and related parties

a.	Balances with interested parties

	As at December 31,
	2007	2006
	Reported NIS in thousands
	Audited	Unaudited
Trade receivables	14,212	7,549
Trade payables	8,132	11,047

NETVISION LTD.

Notes to the Financial Statements

Note 29 — Balances and transactions with interested parties and related parties (cont.)

b.	Benefits to interested parties

	For the year ended December 31,
	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited
Salaries and related expenses to interested parties employed by the Company (*)	198	6,527	1,617
Remuneration of directors not employed by the Company (**)	860	866	538
Number of people to which the salary and benefits relate:
Related parties employed by the Company	1	3	1
Directors not employed by the Company	9	13	12

(*)	Includes the remuneration of the Chief Executive Officer of the Company until her resignation on March 8, 2007, including the terms of retirement.
(**)	The directors’ remuneration includes the salary of three directors who served until January 25, 2007 and a director who served in the period from January 25, 2007 to December 30, 2007.

c.	On January 1, 2008, the employment agreement of the new chief executive officer of the Company came into effect. The aggregate monthly cost of salary of the Chief Executive Officer is approximately NIS 155 thousand. In addition the CEO will be entitled to receive from the Company an annual bonus of at least 6 annual salaries.

On February 27, 2008, the Board of Directors of the Company decided to grant the CEO 410,000 options from the 2008 option allocation plan, adopted by the Company’s Board of Directors on that date.

Each option is exercisable to one share at an exercise price of NIS 41.73 (unlinked), subject to the adjustments outlined in the plan.

The benefit included in the options granted were computed subject to the stock exchange formula according to the computation formula based on the Black & Scholes model with a standard deviation of 41.1%, representing a standard deviation of the shares of the Company in weekly terms according to the stock exchange rules. Based on the share price at the date of the grant (NIS 41.73 per share), and the annual capitalization rates of 4.61%-5.26% per annum, which were computed at the date of the grant, the economic value of the options granted are estimated at NIS 6.2 million.

d.	Transactions with interested parties (on a consolidated basis)

	For the year ended December 31,
	2007	2006	2005
	Reported NIS in thousands
	Audited	Unaudited
Revenues	48,556	27,479	4,558
Cost of revenues	67,801	58,599	19,626

NETVISION LTD.

Notes to the Financial Statements

Note 29 — Balances and transactions with interested parties and related parties (cont.)

The Company supplies interested parties with connectivity services and related services under similar conditions to its other customers, in the ordinary course of business.

The revenues and cost of revenues include the sale and purchase of communication services from companies that are not interested parties totalling approximately NIS 38,650 thousand and NIS 30,455 thousand, respectively.

In addition, the cost of revenues includes costs in respect of operating and management services of call centres totalling approximately NIS 23,208 thousand and the cost of transport purchase for the Company’s employees totalling approximately NIS 5,288 thousand.

The cost of a general insurance policy totalling approximately NIS 1,150 thousand.

e.	Commitments

1.	In 2005, the Company entered into an underwriting agreement with Clal Financing Underwriting Ltd (hereinafter: ‘‘Clal’’) (a company controlled by IDB Holdings Company Ltd., a controlling shareholder in the Company, through other companies). Pursuant to the underwriting agreement, Clal undertook to purchase from the Company at a minimal price per unit, net of taxes and levies, if any, the units offered to the public pursuant to a prospectus, in relation to which the Company will announce that, until the date of closing the list of signatories no requests for their purchase have been submitted to the Company, or their consideration proceeds have not been transferred to the Company, for any reason whatsoever until the first business day after the date of the tender. The consideration paid by the Company amounted to NIS 1.3 million.

2.	In September 2005, the subsidiary and Tikshuvim Communication Business Centre Ltd. (hereinafter ‘‘Tikshuvim’’), a related company, entered into an agreement, pursuant to which Tikshuvim provided the Group with management and operating services of service call centres, installations and telephone answering services, with effect from September 12, 2005 through insourcing. As part of the reorganization, the Group terminated the agreement with Tikshuvim in September 2007.

3.	In 2007, a wholly owned subsidiary of the Company entered into an agreement (hereinafter: ‘‘the Agreement’’) with Cellcom Israel Ltd. (‘‘hereinafter: ‘‘Cellcom’’), whereby the subsidiary would provide Cellcom with international call traffic services, including ‘‘forward’’ services (overseas calls arising from dialling by any user located in Israel to an Israeli cellular subscriber located abroad), ‘‘roaming’’ services (calls of a cellular subscriber from a non-local network carried out in Israel to any user abroad) and ‘‘signals’’ services (services supplied to cellular operators utilizing GSM technology, so that a cellular telephone located outside the bounds of the its home network will be able to receive roaming services).

4.	In 2007, the Group entered into an agreement to provide outsourcing services with Cellcom Israel Ltd., whereby Barak will establish and manage a support centre for Cellcom Israel Ltd, as external services (‘‘outsourcing services’’).

Note 30 — Subsequent events

1.	With regard to approval of the arrangement to change the terms of the convertible debentures, see Note 13c.

2.	With regard to approval of the arrangement to change the terms of the traded options, see Note 18g.

NETVISION LTD.

Notes to the Financial Statements

Note 30 — Subsequent events (cont.)

3.	With regard to the approval of the Board of Directors of the Company for the 2008 employee option plan, see Note 18h(5).

4.	On January 29, 2008, the Company entered into an agreement to purchase the activities of Veidan Conferencing Solutions Ltd. (‘‘the vendor’’) in the area of conference calls, including the provision of telephone conference call services, the provision of conference calls via the Internet and via video. Subject to the completion of the transaction according to its conditions, the vendor will assign and transfer to the Company all of its assets and rights in the area of conference calls, including the goodwill of the vendor, agreements with third parties, fixed assets and intellectual property rights in the acquired activity. The employees of the vendor will continue to be employed by the Company maintaining the continuity of their rights.

At the date of completing the transaction, in consideration of purchasing the activity of the vendor, the Company will pay a total of NIS 24 million, subject to adjustments as set forth in the agreement.

5.	On February 27, 2008, the Company announced that it was conducting negotiations with Nautilus Mediterranean Ltd., a company engaged in the construction, maintenance, operation and marketing of underwater international communication lines for a commitment to purchase the irrevocable user-rights in the international communication lines, for a material amount.

It should be clarified that at this stage there is no certainty that the aforesaid transaction will come to fruition, what its extent will be, and what the terms of the engagement in the binding and detailed agreement will be.

6.	With regard to the contract of employment of the Company Chief Executive Officer, see Note 29c.

7.	With regard to the repayment of bank credit in a subsidiary after the balance sheet date, see 10d.

8.	With regard to the exercise of employee options to shares and the conversion of convertible debentures after the balance sheet date, see Notes 18h and 13b, respectively.

NETVISION LTD.

Notes to the Financial Statements

Note 31 — Disclosure regarding the adoption of international financial reporting standards (IFRS)

Commencing January 2008, the Company will adopt IFRS standards in its financial statements, with the transition date for reporting according to IFRS standards being January 1, 2007.

In accordance with the provisions of Israeli Accounting Standard No. 29, and the interpretation of the Securities Authority (FAQ 6), the Company presents an opening balance sheet as at January 1, 2007, a balance sheet as at December 31, 2007 and a statement of operations for the year then ended, prepared pursuant to IFRS standards. In addition, the Company presents the following reconciliations between reporting according to generally accepted accounting principles in Israel and reporting according to IFRS standards as at January 1, 2007 (the transition date for reporting according to IFRS standards), as at December 31, 2007 and for the year then ended.

IFRS 1 provides that the implementation of IFRS standards in the opening balance sheet as at the transition date will be retroactively effected.

To ease initial application, a number of matters have been determined, for which there is no obligation of retroactive implementation in the opening balance sheet, providing the option to examine the utilization of the reliefs, wholly or partly. In addition, a number of exceptions have been determined for the purpose of retroactive implementation of certain aspects of the IFRS standards.

The following reliefs, which were chosen by the Company pursuant to IFRS 1 and in respect of which the Company has not given retroactive effect pursuant to IFRS standards, are as follows:

Business combinations

The Company has not retroactively applied International Financial Reporting Standard IFRS 3, which discusses the subject of Business Combinations, and accordingly, goodwill and excess costs arising on business combinations that have taken place before January 1, 2007, with regard to the purchase of subsidiaries, affiliates and proportionately consolidated companies were not dealt with in accordance with International Accounting Standard IFRS 3, but were presented as dealt with in accordance generally accepted accounting principles in Israel.

Share-based payments

International Financial Reporting Standard IFRS 2, which discusses share-based payment transactions, was not applied in respect of capital instruments that were granted and vested before the transition date. With regard to share-based transactions paid in cash, the Company elected not to apply International Financial Reporting Standard IFRS 2 with regard to liabilities paid before the transition date.

Benefits to employees

As part of the reliefs given by IFRS 1, the Company chose to recognize all of the net actuarial profits or losses accrued as at January 1, 2007, and recorded them in the balance of reserves.

NETVISION LTD.

Notes to the Financial Statements

Note 31 — Disclosure regarding the adoption of international financial reporting standards (IFRS)(cont.)

Designation of financial asset

On January 1, 2007, the Company designated as a financial asset (one that fulfils certain conditions pursuant to International Accounting Standard IAS 39, Financial Instruments: Recognition and Measurement) the group of financial assets measured at fair value via the statement of operations, since such a designation was not made at the initial date of recognition (i.e., on the date of acquiring the financial asset).

a.	The reconciliation of the balance sheets between reporting according to generally accepted accounting principles in Israel and reporting according to IFRS are as follows:

		As of January 1, 2007			As of December 31, 2007
	Note	Israeli standards	Effect of transition to IFRS standards	IFRS standards	Israeli standards	Effect of transition to IFRS standards	IFRS standards
	NIS in thousands
Current assets
Cash and cash equivalents	1	17,027	(13,450)	3,577	95,515	—	95,515
Short-term investments	8	77,560	—	77,560	37,937	—	37,937
Trade receivables	1,2b	242,454	(144,389)	98,065	248,824	(3,654)	245,170
Other receivables and prepaid expenses	4,1,2	32,293	(14,785)	17,508	55,894	(4,223)	51,671
Inventory	1	8,558	(4,587)	3,971	8,616	—	8,616
		377,892	(177,211)	200,681	446,786	(7,877)	438,909
Non-current assets
Trade and other receivables	2,1b	6,569	(5,681)	708	5,338	(3,045)	2,293
Prepaid expenses in respect of user-rights	2	—	103,051	103,051	—	217,297	217,297
Fixed assets, net	1,2	448,521	(378,852)	69,669	442,570	(288,759)	153,811
Other intangible assets, net	1,2	363,789	(351,787)	12,002	338,077	329,985	668,062
Deferred taxes	4,1	14,702	(8,974)	5,728	12,773	17,295	30,068
		833,581	(642,423)	191,158	798,758	272,773	1,071,531
Total assets		1,211,473	(819,634)	391,839	1,245,544	264,896	1,510,440

NETVISION LTD.

Notes to the Financial Statements

Note 31 — Disclosure regarding the adoption of international financial reporting standards (IFRS)(cont.)

a.	The reconciliation of the balance sheets between reporting according to generally accepted accounting principles in Israel and reporting according to IFRS are as follows:

		As of January 1, 2007			As of December 31, 2007
	Note	Israeli standards	Effect of transition to IFRS standards	IFRS standards	Israeli standards	Effect of transition to IFRS standards	IFRS standards
	NIS in thousands
Current liabilities
Credit from banks and other credit providers	1	163,634	(122,213)	41,421	32,713	—	32,713
Current maturities of long-term trade payables	1,2	49,760	(46,667)	3,093	44,367	(42,657)	1,710
Shareholder loans	1	14,610	(14,610)	—
Trade payables	1	268,267	(210,766)	57,501	254,560	—	254,560
Other payables and accrued expenses	1,2	69,566	(17,594)	51,972	78,877	7,255	86,132
		565,837	(411,850)	153,987	410,517	(35,402)	375,115
Long-term liabilities
Debentures convertible to shares	5a	66,192	43,608	109,800	52,795	19,223	72,018
Options	5b	—	17,478	17,478	—	11,573	11,573
Long-term prepaid income		—	—	—	—	67,752	67,752
Accrued severance pay	2	15,715	(6,938)	8,777	18,417	(3,956)	14,461
Long-term trade payables	6,1	48,519	(46,788)	1,731	52,096	(44,385)	7,711
	1,2	130,426	7,360	137,786	123,308	50,207	173,515
Shareholders’ equity
Issued share capital		25,833	(12,193)	13,640	29,641	—	29,641
Additional paid-in capital	1	573,341	(415,904)	157,437	714,145	267,630	981,775
Options	1	2,303	(2,303)	—	2,278	(2,278)	—
Retained earnings (accumulated deficit)	5b 5,2,1a	(99,793)	26,523	(73,270)	(46,114)	(6,035)	(52,149)
Capital reserve from employee bonus plan	6	6,369	(6,369)	—	5,823	(5,823)	—
Capital reserves – conversion options to debentures	7,1 5a	5,291	(5,291)	—	3,996	(3,996)	—
Minority interest	1e	1,866	393	2,259	1,950	593	2,543
Total shareholders’ equity		515,210	(415,144)	100,066	711,719	250,091	961,810
		1,211,473	(819,634)	391,839	1,254,544	264,896	1,510,440

NETVISION LTD.

Notes to the Financial Statements

Note 31 — Disclosure regarding the adoption of international financial reporting standards (IFRS)(cont.)

b.	The reconciliation of the statements of operations between reporting according to generally accepted accounting principles in Israel and reporting according to IFRS are as follows:

		As of January 1, 2007
	Note	Israeli standards	Effect of transition to IFRS standards	IFRS standards
		NIS in thousands
Revenues	1a,2b	1,209,196	(62,108)	1,147,088
Cost of revenues	1a,2b, 6,7,9	1,072,849	(48,129)	1,024,720
Gross profit		136,347	(13,979)	122,368
Selling and marketing expenses	1a	47,199	(1,457)	45,742
General and administrative expenses	1a,1c,7	64,131	18,130	82,261
Profit from ordinary operations		25,017	(30,652)	(5,635)
Financial expenses, net	1a,5,2a 5b	14,917	(14,403)	514
Other expenses (income), net	1a,9	(36,317)	(1,922)	(38,239)
Profit (loss) before taxes on income		46,417	(14,327)	32,090
Taxes on income (tax benefit)	1a,4	(7,315)	20,000	12,685
Profit (loss) after taxes on income		53,732	(34,327)	19,405
Allocated to:
Shareholders of the Company		53,679	(34,527)	19,152
Minority interest	1d,1e	53	200	253
		53,732	(34,327)	19,405
Net income per share allocated to shareholders of the Company (in NIS)
Basic net income (loss)		2.03	(1.27)	0.76
Fully diluted net income		1.98	(1.24)	0.74

NETVISION LTD.

Notes to the Financial Statements

Note 31 — Disclosure regarding the adoption of international financial reporting standards (IFRS)(cont.)

c.	The reconciliation of the items in the statement of changes in shareholders’ equity between reporting according to generally accepted accounting principles in Israel and reporting according to IFRS are as follows:

1.	Statement of operations

	Note	NIS in thousands
Accumulated deficit – as stated in the financial statements as at January 1, 2007 according to generally accepted accounting standards in Israel		(99,793)
Cancellation of recording accumulated deficit in respect of companies consolidated using the pooling of interest method and not consolidated in reporting according to IFRS standards	1	74,928
Deferred actuarial profit	6	1,222
Fair value of conversion component in respect of debentures presented as liabilities, previously presented as part of shareholders’ equity	5a	(38,317)
Fair value of options presented as liabilities, previously presented as part of shareholders’ equity	5b	(15,175)
Adjustments in respect of operating lease	1	(2,408)
Capitalization of merger expenses for investments	1	1,453
Transfer of capital reserve – share-based payment to reserves	7	4,820
Accumulated deficit – as presented in the financial statements as at January 1, 2007 pursuant to IFRS standards		(73,270)
Accumulated deficit – as stated in the financial statements as at December 31, 2007 according to generally accepted accounting standards in Israel		(46,114)
Cancellation of recording accumulated deficit in respect of companies consolidated using the pooling of interest method and not consolidated in reporting according to IFRS standards with effect from the date of purchase	1	72,000
Differences in amortization of excess cost as a result of the transition to reporting according to IFRS standards	1	(28,897)
Tax income recorded in accordance with Israeli standards and not included according to IFRS standards	4	(20,000)
Issue expenses allocated to the purchase	1	2,443
Deferred actuarial profit	6	5,149
Share-based payment	7	(971)
Change in fair value of conversion component in respect of debentures presented as liabilities, previously presented as part of shareholders’ equity	5a	(24,442)
Change in fair value of options presented as liabilities, previously presented as part of shareholders’ equity	5b	(9,469)
Adjustments in respect of operating lease	1	(8,544)
Transfer of capital reserve – share-based payment to reserves	7	6,794
Change in recognition of gain on sale of capacity in communication lines of the contract	1	495
Minority interest	1	(593)
Accumulated deficit – as presented in the financial statements as at December 31, 2007 pursuant to IFRS standards		(52,149)

NETVISION LTD.

Notes to the Financial Statements

Note 31 — Disclosure regarding the adoption of international financial reporting standards (IFRS)(cont.)

2.	Additional paid-in capital

	Note	NIS in thousands
Additional paid-in capital – as presented in the financial statements as at January 1, 2007 in accordance with generally accepted accounting standards in Israel		573,341
Cancellation of additional paid-in capital in respect of companies consolidated according to pooling of interest and not consolidated in reporting according to IFRS standards	1	(415,904)
Balance of additional paid-in capital – as stated in financial statements as at January 1, 2007 according to IFRS standards		157,437
Additional paid-in capital – as presented in the financial statements as at December 31, 2007 in accordance with generally accepted accounting standards in Israel		714,145
Cancellation of additional paid-in capital in respect of companies consolidated according to pooling of interest and not consolidated in reporting according to IFRS standards	1	(415,904)
Recording of additional paid-in capital in respect of companies consolidated (in respect of the merger transaction)	1	674,144
Additional paid-in capital in respect of the conversion of debentures stated at fair value, to shares	5A	9,216
Additional paid-in capital in respect of the conversion of options stated at fair value, to shares	5B	174
Balance of additional paid-in capital – as stated in financial statements as at December 31, 2007 according to IFRS standards		981,775

NETVISION LTD.

Notes to the Financial Statements

Note 31 — Disclosure regarding the adoption of international financial reporting standards (IFRS)(cont.)

3.	Options

	Note	NIS in thousands
Options – as presented in the financial statements as at January 1, 2007 in accordance with generally accepted accounting standards in Israel		2,303
Classification of options and their presentation at fair value within long-term liabilities in reporting according to IFRS standards	5b	(2,303)
Options – as stated in financial statements as at January 1, 2007 according to IFRS standards		—

	Note	NIS in thousands
Options – as presented in the financial statements as at December 31, 2007 in accordance with generally accepted accounting standards in Israel		2,278
Classification of options and their presentation at fair value within long-term liabilities in reporting according to IFRS standards	5b	(2,278)
Options – as stated in financial statements as at December 31, 2007 according to IFRS standards		—

4.	Minority interest

	Note	NIS in thousands
Minority interest – as presented in the financial statements as at January 1, 2007 in accordance with generally accepted accounting standards in Israel		—
Classification of minority interest from a quasi-capital item to a capital item within shareholders’ equity	1e	1,866
Increase as a result of increase in the shareholders’ equity of subsidiary as a result of the application of IFRS standards	1d	393
Minority interest – as stated in financial statements as at January 1, 2007 according to IFRS standards		2,259

	Note	NIS in thousands
Minority interest – as presented in the financial statements as at December 31, 2007 in accordance with generally accepted accounting standards in Israel		—
Classification of minority interest from a quasi-capital item to a capital item within shareholders’ equity	1e	1,950
Share of minority in profit/loss	1e	200
Increase as a result of increase in the shareholders’ equity of subsidiary as a result of the application of IFRS standards	1d	393
Minority interest – as stated in financial statements as at December 31, 2007 according to IFRS standards		2,543
73

NETVISION LTD.

Notes to the Financial Statements

Note 31 — Disclosure regarding the adoption of international financial reporting standards (IFRS)(cont.)

5.	Capital reserves

	Note	Capital reserve for share-based payment (in respect of employee options)	Reserve in respect of conversion options of bonds to shares	Total
		NIS in thousands
Balance as stated in the financial statements as at January 1, 2007 according to generally accepted accounting standards in Israel		6,369	5,291	11,660
Reserve from share-based payment transactions
Cancellation of balance recorded in respect of share-based payment of company consolidated using the pooling of interest method	1	(1,549)	—	(1,549)
Transfer of balance of capital reserve of share-based payment	7	(4,820)	—	(4,820)
Classification of conversion component of convertible debentures and its presentation at fair value within long-term liabilities	5a	—	(5,291)	(5,291)
Balance as presented in the financial statements as at January 1, 2007 in accordance with IFRS standards		—	—	—

	Note	Capital reserve for share-based payment (in respect of employee options)	Reserve in respect of conversion options of bonds to shares	Total
		NIS in thousands
Balance as stated in the financial statements as at December 31, 2007 according to generally accepted accounting standards in Israel		5,823	3,996	9,819
Reserve from share-based payment transactions
Cost of share-based payment	7	971	—	971
Transfer of balance of capital reserve of share-based payment to reserves	7	(6,794)	—	(6,794)
Classification of conversion component of convertible debentures and its presentation at fair value within long-term liabilities	5a	—	(3,996)	(3,996)
Balance as presented in the financial statements as at December 31, 2007 in accordance with IFRS standards		—	—	—

NETVISION LTD.

Notes to the Financial Statements

Note 31 — Disclosure regarding the adoption of international financial reporting standards
(IFRS) (cont.)

d.	Notes to reconciliation of balance sheets as at January 1 and December 31, 2007 and the statement of operations for the year ended December 31, 2007 of reporting according to generally accepted accounting principles in Israel and reporting according to IFRS standards:

1.	Business combinations

a.	Accounting treatment of merger transaction

In the financial statements of the Company according to generally accepted accounting principles in Israel the merger transaction was treated in accordance with SAB 2-10 of the Securities Authority using a method similar to the pooling of interest method. In accordance with this method the assets and liabilities of Barak and Globecall were initially consolidated in the Company’s financial statements at their value in the consolidated financial statements of the control holders. The merger transactions were treated using the same method en bloc, together with the minority interest in Barak, due to the existence of voting agreements between the control holders.

The financial statements of the Company for prior periods were restated in order to reflect therein the combination of businesses, as if it were effected on the day on which Barak and Globecall came under the control of the controlling shareholder, at the actual shareholding percentages in these companies by the controlling shareholder in the companies presented.

In accordance with IFRS standards, the fairest method of treatment of the merger transaction was examined. According to International Standard IFRS 3, which discusses business combinations, the Company is required to treat all business combinations falling under the purview of the Standard through the application of the purchase method. In accordance with this method, the assets and liabilities of the acquired entity are measured according to their fair value at the purchase date.

As a consequence of adopting the purchase method for dealing with the transaction, the Company cancelled the restatements of the prior periods in the statements pursuant to the IFRS standards and these statements are presented as published before their restatement, and in accordance with the required adjustments in order to present them according to the IFRS standards.

In addition, balances of excess cost, which were recorded at their value in the books of the controlling shareholders, were cancelled. The cost of the investment was recalculated using the purchase method and the excess of the cost of proceeds over the shareholders’ equity of the acquired companies was allocated accordingly.

The balances of the excess of cost allocated to identifiable intangible assets (customer database and brand) according to the IRFS standards amount to NIS 158.5 million and NIS 91.7 million as at January 25, 2007 (date of purchase) and December 31, 2007, respectively, compared to balances totalling NIS 108.7 million and NIS 57.1 million according to Israeli standards.

In addition, according to IRFS standards the negative excess cost in respect of fixed assets totalling NIS 26 million and NIS 15.3 million as at January 25, 2007 (date of purchase) and December 31, 2007, respectively, was allocated.

The amortization of the excess cost in 2007 was NIS 53.1 million compared to NIS 49.4 million according to Israeli standards.

NETVISION LTD.

Notes to the Financial Statements

Note 31 — Disclosure regarding the adoption of international financial reporting standards
(IFRS) (cont.)

The effect on the financial statements as at January 1, 2007 due to the cancellation of the pooling of interest method is as follows:

As of January 1, 2007
NIS in thousands
Audited
Current assets
Cash and cash equivalents	13,450
Short-term investments	—
Trade receivables	144,389
Other receivables and prepaid expenses	21,989
Inventory	4,587
184,415
Non-current assets
Trade and other receivables	5,861
Fixed assets, net	236,434
Other intangible assets, net	351,787
Deferred taxes	14,702
608,784
Total assets	793,199

As of January 1, 2007
NIS in thousands
Audited
Current liabilities
Credit from banks and other credit providers	122,213
Current maturities of long-term trade payables	30,825
Shareholder loans	14,610
Trade payables	210,766
Other payables and accrued expenses	17,594
396,008
Long-term liabilities
Debentures convertible to shares	—
Accrued severance pay	5,322
Long-term trade payables	37,151
42,473
Shareholders’ equity
Issued share capital	12,193
Additional paid-in capital	415,904
Options	—
Retained earnings (accumulated deficit)	(74,928)
Capital reserve from employee bonus plan	1,549
Capital reserves – conversion options to bonds	—
Minority interest	—
Total shareholders’ equity	354,718
793,199

NETVISION LTD.

Notes to the Financial Statements

Note 31 — Disclosure regarding the adoption of international financial reporting standards
(IFRS) (cont.)

b.	According to generally accepted accounting principles in Israel, the amount of goodwill arising on a business combination is amended only in respect of differences that have become apparent within a year from the balance sheet date after the purchase as a result of the settlement or payment of contingent liabilities in amounts that are different from those taken into account for the purpose of measuring the goodwill at the date of purchase.

According to International Financial Reporting Standard IFRS 3 ‘‘Business Combinations’’, financial statements may be published on the basis of a temporary allocation of the excess costs, and thereafter, adjustments can be made to these values and to the amount of goodwill, in the period of a year and ten months from the purchase date, presenting the appropriate disclosure.

c.	According to generally accepted accounting principles in Israel, the balance of goodwill arising on the purchase of a company in a business combination is amortized from the date of purchase through December 31, 2005. On January 1, 2006, the amortization of the goodwill was discontinued, in accordance with Accounting Standard No. 20 (amended) of the Israeli Accounting Standards Board, which discusses the accounting treatment of goodwill and intangible assets in the purchase of an investee company.

According to the provisions of IFRS 1, the Company chose a relief whereby the business combinations that took place through the transition date for reporting according to IFRS standards were not amended, the value of the goodwill at the transition date was determined according to its value pursuant to generally accepted accounting principles in Israel at that date.

The balance of the goodwill recorded by the Company from the purchase of significant subsidiaries (the merger transaction), which was dealt with according to Israeli standards, using a method similar to pooling of interest was NIS 240,131 thousand as at December 31, 2007. According to IFRS standards, the merger transaction was treated using the purchase method, and the cost of acquisition was calculated according to the value of the shares issued to the controlling shareholders in the acquired companies at the closing date. The balance of goodwill created at the acquisition date pursuant to IFRS standards was NIS 560,776 thousand.

In addition, in accordance with International Accounting Standard IAS 36 – ‘‘Impairment in the value of Assets’’, the Company was required to examine the impairment in the value of the goodwill at the transition date, even in the absence of an indication that its value had been impaired.

In the examination of the impairment in value pursuant to Israeli standards, the Company reached the conclusion that there had been no impairment in the value of the goodwill. With the transition to reporting according to IFRS standards, as at December 31, 2007, an impairment in the value of goodwill amounting to NIS 25,200 thousand was carried to reserves.

d.	According to generally accepted accounting standards in Israel, the minority interests in the purchase of a subsidiary is calculated at the book value of the Company’s assets and liabilities and stated after the liabilities and before shareholders’ equity.

NETVISION LTD.

Notes to the Financial Statements

Note 31 — Disclosure regarding the adoption of international financial reporting standards
(IFRS) (cont.)

Pursuant to the provisions of International Financial Reporting Standard IFRS 3 – ‘‘Business Combinations’’, the Group will recognize the minority interests at the purchase date, in the amount of the minority’s share in full of the fair value of the assets and liabilities of a subsidiary at the purchase date, against the presentation of the said assets and liabilities in the balance sheet at that date in full of their fair value. The goodwill at the purchase date will continue to be calculated on the basis of the difference between the purchase cost and the Company’s share of the fair value of the net assets and liabilities of the subsidiary, as calculated according to generally accepted accounting principles in Israel.

e.	In accordance with generally accepted accounting principles in Israel, minority interests are stated in the Company’s balance sheet after liability items and before capital items, and in the consolidated statement of operations as an expense for the purpose of determining the Group’s consolidated net income. According to the provisions of International Accounting Standard IAS 1, ‘‘Presentation of Financial Statements’’, the Company presents minority interests in the consolidated balance sheet within its capital, and the minority’s share is not deducted from the Group’s net income.

2.	Purchase of user-rights in communication lines

a.	Purchase of rights for own use

According to generally accepted accounting principles in Israel, agreements of this type are treated as a financing lease, and accordingly, an asset to which they relate and the appropriate liability are stated in the balance sheet as part of fixed assets and communication providers respectively.

Pursuant to IFRS standards, the nature of the rights according to IAS 38 was examined and it was found that these rights constitute an intangible asset. Pursuant to IFRIC 4, transactions to purchase user rights in communication lines are treated as transactions for the receipt of a service. As a result of the aforesaid, the Company cancelled the liability registered to the communication providers and made available the balance of the assets (that were previously recorded as fixed assets) over amounts actually paid (similar to long-term prepaid expenses which were classified as other assets). These amounts will be amortized over the period of the agreement, which has been (previously) determined. Exchange rates in respect of balances of trade payables were cancelled against the balance of reserves.

The effect on the balance sheet balances as at January 1, 2007 and December 31, 2007 as a result of the transition to IFRS will be:

•	A reduction in the item of fixed assets totalling NIS 142,418 thousand and NIS 273,459 thousand as at January 1, 2007 and December 31, 2007, respectively.

•	A reduction in trade payables, including current maturities totalling NIS 25,479 thousand and NIS 87,042 thousand as at January 1, 2007 and December 31, 2007, respectively.

•	A reduction in reserves totalling NIS 2,408 thousand and NIS 10,802 thousand as at January 1, 2007 and December 31, 2007, respectively.

NETVISION LTD.

Notes to the Financial Statements

Note 31 — Disclosure regarding the adoption of international financial reporting standards
(IFRS) (cont.)

against an increase in the following items;

•	Prepaid expenses, as part of short-term receivables and debit balances totalling NIS 11,481 thousand and NIS 26,357 thousand as at January 1, 2007 and December 31, 2007 respectively.

•	Long-term prepaid expenses in respect of user rights as part of other assets totalling NIS 103,051 thousand and NIS 149,259 thousand as at January 1, 2007 and December 31, 2007 respectively.

b.	Purchase of rights for their sale:

Pursuant to IFRS, the sale of a user right to a third party and the receipt of proceeds in advance in respect of this future right constitute prepaid income, which will be recognised over the outstanding period of the contract (between 12 – 15 years). As noted above, the expenses related to the purchase of these user rights will also be spread over the period of use of these user rights.

The effect of the transition to IFRS on the Company is a reduction in trade receivables totalling NIS 6,698 thousand as at December 31, 2007 and a reduction in reserves in respect of the unrecognized gain in respect of these transactions totalling NIS 6,951 thousand as at December 31, 2007, against an increase in the following items:

1.	Prepaid income as part of other short-term payables and credit balances totalling NIS 7,255 thousand as at December 31, 2007.

2.	Long-term prepaid income in respect of the sale of user rights totalling NIS 67,752 thousand as at December 31, 2007.

3.	Prepaid expenses as part of short-term payables and debit balances totalling NIS 6,716 thousand as at December 31, 2007.

4.	Long-term prepaid expenses in respect of user rights as part of other assets totalling NIS 68,038 thousand as at December 31, 2007.

3.	Current liabilities and provisions for legal claims

In accordance with generally accepted accounting principles in Israel, the Company recognizes a provision for legal claims, if it is probable that the Company’s economic resources will be used to dispose of the commitment. Furthermore, the provision is measured on the basis of the full value of the amount at which the claim is expected to be settled.

According to the provisions of International Accounting Standard IAS 37 – ‘‘Provisions, Contingent Liabilities and Contingent Assets’’, the Company recognizes a provision in respect of these claims when it is more likely than not that the Company will be required to use economic resources to dispose of the commitment. The implementation of this standard has not had an effect on the Company’s financial statements.

4.	Deferred taxes

a)	With the transition to reporting in accordance with IFRS standards, the Company has created a balance of deferred taxes totalling NIS 35,436 thousand. In the allocation of the excess cost in respect of the purchase of the subsidiary, this balance was amortized in 2007, and as at December 31, 2007, stands at NIS 19,422 thousand. The Company has not created an additional tax asset in 2007 in reporting in accordance with IFRS standards.

NETVISION LTD.

Notes to the Financial Statements

Note 31 — Disclosure regarding the adoption of international financial reporting standards
(IFRS) (cont.)

b)	With the transition to reporting in accordance with IFRS standards, according to International Accounting Standard IAS 12 – ‘‘Taxes on Income’’, as at January 1, 2007 and December 31, 2007, the Company has classified the balance of the deferred taxes, totalling NIS 5,728 thousand and NIS 17,295 thousand, respectively, from receivables to deferred taxes within investments and long-term receivables.

5.	Convertible debentures and options

a)	Debentures convertible to shares

The Company has debentures that are convertible to ordinary shares of the Company with a conversion price, linked to the Israeli CPI. According to the transition provisions of Israeli Accounting Standard No. 22 (hereinafter: ‘‘Standards 22’’) of the Israeli Accounting Standards Board, Financial Instruments: Disclosure and Presentation, the said debentures constitute a compound financial instrument that includs a liability component as well as a capital component. Accordingly, the proceeds received in the issue of the debentures were split between these components in accordance with the provisions of Standard 22.

According to International Accounting Standard IAS 32, Financial Instruments: Presentation, since the conversion component is linked to the Israeli CPI, and is not fixed in NIS terms (the Company’s functional currency), the conversion feature constitutes a financial liability and not a capital component. As a result this conversion feature is measured in accordance with International Accounting Standard IAS 39, Financial Instruments: Recognition and Measurement, on the basis of its fair value, with changes in the fair value of this component being carried to the statement of operations at each reporting period (i.e., ‘‘marked-to-market’’).

With the transition to reporting according to IFRS standards, as at January 1, 2007, the liabilities presented as convertible debentures at a total of NIS 43,608 thousand, and the capital component that was allocated to this instrument in accordance with Standard 22 totalling NIS 5,291 thousand, was cancelled, against a reduction in the balance of reserves totalling NIS 38,317 thousand.

In 2007, the Company recorded financial income arising on the remeasurement of the liabilities offered as debentures convertible to shares to fair value of NIS 10,585 thousand and transferred a total of NIS 27,197 thousand to additional paid-in capital as a result of the exercise of NIS 17,452 thousand par value of debentures for shares.

b)	Options

According to generally accepted accounting principles in Israel, pursuant to the provisions of Standard 22 of the Israeli accounting Standards Board, the consideration of NIS 2,303 thousand, which was allocated to options, with an exercise increment linked to the Israeli CPI, was presented as part of capital.

In accordance with International Accounting Standard IAS 32, Financial Instruments: Presentation, these options constitute a financial liability, as the related exercise is not fixed, and therefore, they are presented within liabilities. The measurement of the liability is in accordance with International Accounting Standard IAS 39, Financial Instruments: Recognition and Measurement. Accordingly,

NETVISION LTD.

Notes to the Financial Statements

Note 31 — Disclosure regarding the adoption of international financial reporting standards
(IFRS) (cont.)

the options are stated at fair value at each balance sheet date, with changes in fair value being carried to the statement of operations at each reporting period (i.e., ‘‘marked-to-market’’).

With the transition to reporting in accordance with IFRS standards, as at January 1, 2007, the consideration in respect of the options amounting to NIS 2,303 thousand, which were included as part of the company’s capital, was recognized as a long-term liability totalling NIS 17,478 thousand, representing the fair value of the options at the transition date. The difference of NIS 15,175 thousand is carried to the balance of reserves.

During 2007, the Company recorded financial income attributable to the remeasurement of the liabilities to fair value totalling NIS 5,706 thousand and carried NIS 199 thousand to additional paid-in capital, as a result of the exercise of 9,755 options to shares.

6.	Employee benefits

According to generally accepted accounting principles in Israel, the liability with regard to employee severance pay is measured on the basis of the product of the number of years of employment and the employee’s last monthly salary at each balance sheet date, according to the ‘‘shut-down’’ method, and reserves for severance pay are measured according to their redemption value at each balance sheet date.

Pursuant to International Accounting Standard IAS 19 – ‘‘Employee Benefits’’, the Company’s severance pay plan is considered as a defined benefit plan, and the Company is therefore required to present the liability for employee severance pay on an actuarial basis. The actuarial basis takes into account future salary increases and the employee-leaving rate, on the basis of an estimate of the timing of the payment.

The amounts are presented on the basis of the capitalization of expected future cash flows, at the interest rates on shekel Government bonds, whose redemption date is close to the period of the severance pay obligations. This interest is based on interest on Government bonds, because, in the Company’s opinion, there is no deep market for corporate bonds in Israel. The subject of capitalization interest is under examination and it may eventually be decided that the fair capitalization interest is one based on corporate bonds. If such a decision is made, the data calculated and included in the note will change, because using a higher interest rate would reduce the actuarial liability on the one hand, and increase the current financial expenses in respect of the actuarial liability, on the other. In addition, the assets in respect of employee benefits are measured at their fair value.

Pursuant to the provisions of IFRS 1, the Company chose a relief whereby it recognized all actuarial net profits and losses as at January 1, 2007. With the transition to reporting IFRS standards, the balance of the employee severance pay liability fell by NIS 1,615 thousand as at January 1, 2007 and by NIS 3,957 thousand as at December 31, 2007.

7.	Share-based payments

In accordance with the provisions of Accounting Standard No. 24 of the Israeli Accounting Standards Board, Share-Based Payments, the Company has recognized, pursuant to the transitional provisions set forth therein, fair value of the services received in respect of grants to employees only in respect of share-based payments paid in capital instruments made after March 15, 2005, and not vested as at January 1, 2007.

NETVISION LTD.

Notes to the Financial Statements

Note 31 — Disclosure regarding the adoption of international financial reporting standards
(IFRS) (cont.)

With the transition to reporting according to IFRS standard, the Company applies the provisions of International Financial Reporting Standard IFRS 2, Share-Based-Payments, which provides that the fair value of the services received should also be subjected to financial measurement in respect of grants of capital instruments, as aforesaid, made before March 15, 2005, but after November 7, 2002 and not yet vested by January 1, 2007.

Expenses in respect of share-based payments, which were carried in the financial statements in accordance with generally accepted accounting principles in Israel to capital reserves, have been classified to reserves. In accordance with the abovementioned, as at January 1, 2007 and December 31, 2007, NIS 6,369 thousand and NIS 6,794 thousand, respectively, have been classified from the capital reserve from employee benefit plan to reserves.

In respect of the said capital instruments, in 2007, the Company recognized additional salary expenses totalling NIS 971 thousand, and at the same time, the item, reserves increased by NIS 971 thousand, the net effect on reserves being zero.

8.	Financial instruments

According to accounting principles in Israel, securities are classified into two categories: ‘‘permanent investments’’, which are stated at cost, or ‘‘current investments’’, which is stated at fair value, with changes in the fair value being carried to the statement of operations.

Pursuant to International Accounting Standard IAS 39 – ‘‘Financial Instruments: Recognition and Measurement’’, the accounting treatment of financial instruments is based on their classification to one of the following groups:

•	Financial assets or financial liabilities measured at fair value via the statement of operations.

•	Investments held to maturity.

•	Loans and debit balances.

•	Financial assets available for sale.

a)	Investments in marketable securities

In accordance with generally accepted accounting principles in Israel, the Company classified the investment in marketable securities as a ‘‘current investment’’.

With the transition to reporting according to IFRS standards, pursuant to the provisions of International Accounting Standard IAS 39, – ‘‘Financial Instruments: Recognition and Measurement’’, the Company classified its investments in securities as ‘‘a financial asset or financial liability, measured at fair value via the statement of operations’’. Accordingly, securities are stated at their fair value at each balance sheet date, which changes in the said fair value carried to the statement of operations.

9.	Other income

The Company has classified expenses totalling NIS 1,922 thousand, which were recorded in other expenses (income) to cost of revenues.

NETVISION LTD.

Notes to the Financial Statements

Note 32 — Effect of differences between Generally Accepted Accounting Principles (‘‘GAAP’’) in Israel and US GAAP in the consolidated financial statements

The financial statements are prepared in accordance with generally accepted accounting principles applicable in Israel (Israeli GAAP), which differ in certain respects from those applicable in the United States of America (U.S. GAAP). The differences which affect the balance sheets, statements of operations and shareholders’ equity, relate principally to the following items:

a.	Reconciliation of consolidated balance sheets from Israeli GAAP to U.S. GAAP:

		December 31, 2007			December 31, 2006
		NIS In thousands
	Note 33	As reported	Adjustment	As per U.S. GAAP	As reported	Adjustment	As per U.S. GAAP
		Audited			Unaudited
Current assets
Cash and cash equivalents	I, G	95,515	(918)	94,597	17,027	(13,450)	3,577
Short-term investments	I, G, J	37,937	—	37,937	77,560	—	77,560
Trade receivables	I, G, J	248,824	(10,724)	238,100	242,454	(144,390)	98,064
Other receivables and prepaid expenses		55,894	8,284	64,178	32,293	(9,057)	23,236
Inventory of purchased products	I, G	8,616	(5)	8,611	8,558	(4,587)	3,971
		446,786	(3,363)	443,423	377,892	(171,484)	206,408
Long-term receivables
Deferred taxes		12,773	—	12,773	14,702	(14,702)	—
Long-term receivables and debit balances	I, G, J	5,338	(3,157)	2,181	6,569	(5,502)	1,067
		18,111	(3,157)	14,954	21,271	(20,204)	1,067
Investments in subsidiaries	I	—	758	758	—	—	—
Fixed assets
Cost	G, J	1,327,647	(488,337)	839,310	1,210,729	(975,288)	235,441
Accumulated depreciation	K, G, J	885,077	(197,260)	687,817	762,208	(596,436)	165,772
		442,570	(291,077)	151,493	448,521	(378,852)	69,669
Intangible assets	I, G	338,077	291,877	629,954	363,789	(231,890)	131,899
		1,245,544	(4,962)	1,240,582	1,211,473	(802,430)	409,043
Current liabilities
Short-term bank credit	I, G	32,713	(316)	32,397	163,634	(122,213)	41,421
Short-term loans from shareholders		—	—	—	14,610	(14,610)	—
Current maturities of long-term trade payables	J, I, G	44,367	(42,657)	1,710	49,760	(47,834)	1,926
Trade payables	I, G	254,560	(1,958)	252,602	268,267	(197,491)	70,776
Other payables and accrued expenses	I, G, J	78,877	2,337	81,214	69,566	(37,929)	31,637
		410,517	(42,594)	367,923	565,837	(420,077)	145,760
Long-term liabilities
Convertible debentures	I, E, G	52,795	7,467	60,262	66,192	11,366	77,558
Long-term trade payables	I, G, J	52,096	23,367	75,463	48,519	(39,202)	9,317
Accrued severance pay, net	I, C, G	18,417	(417)	18,000	15,715	(4,964)	10,751
Liability in respect of options (series 1)	I, G	—	11,573	11,573	—	17,478	17,478
Employee benefit liability	I, G	—	3,748	3,748	—	22,575	22,575
		123,308	45,738	169,046	130,426	7,253	137,679
Contingent liabilities, commitments and guarantees
Minority interest	I, G	1,950	6,628	8,578	1,866	6,395	8,261
Shareholders’ equity	I, D, F, G	709,769	(14,734)	695,035	513,344	(396,001)	117,343
		1,245,544	(4,962)	1,240,582	1,211,473	(802,430)	409,043

NETVISION LTD.

Notes to the Financial Statements

Note 32 — Effect of differences between Generally Accepted Accounting Principles (‘‘GAAP’’) in Israel and US GAAP in the consolidated financial statements (cont.)

b.	Reconciliation of consolidated profit and loss from Israeli GAAP to U.S. GAAP:

		December 31, 2007			December 31, 2006
		NIS In thousands
	Note 33	As reported	Adjustment	As per U.S. GAAP	As reported	Adjustment	As per U.S. GAAP
		Audited			Unaudited
Revenues	G, I, J	1,209,196	(81,887)	1,127,309	1,202,793	(805,533)	397,260
Cost of revenues	D, G, H, I	1,072,849	(71,691)	1,001,158	1,000,313	(699,880)	300,433
Gross profit		136,347	(10,196)	126,151	202,480	(105,653)	96,827
Selling and marketing expenses	G, I	47,199	(2,379)	44,820	53,278	(31,749)	21,529
General and administrative expenses	D, G, I	64,131	(3,721)	60,410	54,204	(26,562)	27,642
		111,330	(6,100)	105,230	107,482	(58,311)	49,171
Profit from operations (**)	E	25,017	(4,096)	20,921	94,998	(47,342)	47,656
Financial expenses, net	F, G, I, J	14,917	(2,367)	12,550	21,810	2,505	24,315
Other expenses (income), net	G, I	(36,317)	36,243	(74)	20,247	(24,384)	(4,137)
Profit (loss) before taxes on income		46,417	(37,972)	8,445	52,941	(25,463)	27,478
Taxes on income (tax benefit)	G, I	(7,315)	20,000	12,685	23,777	(23,705)	72
Profit (loss) after taxes on income		53,732	(57,972)	(4,240)	29,164	(1,758)	27,406
Minority interest in earnings of subsidiaries, net	H, I	53	200	253	15,493	(15,565)	(72)
Equity in earnings of affiliated company	I	—	(6,866)	(6,866)	—	—	—
Net income (loss)		53,679	(65,038)	(11,359)	13,671	13,807	27,478
Net income (loss) per share (in reported NIS) (***):
Basic net income (loss)		2.03	(1.90)	(0.44)	0.57	1.72	2.29
Diluted net income (loss)		1.98	(1.64)	(0.64)	0.55	1.54	2.09

c.	Reconciliation of the statements of change in shareholders’ equity from Israeli GAAP to U.S. GAAP

	December 31, 2007			December 31, 2006
	NIS In thousands
	As reported	Adjustment	As per U.S. GAAP	As reported	Adjustment	As per U.S. GAAP
	Audited			Unaudited
Ordinary shares	29,641	—	29,641	25,833	(12,193)	13,640
Additional paid-in capital	714,145	13,630	727,775	573,341	(415,533)	157,808
Capital reserve in respect of warrants (series 1)	2,278	(2,278)	—	2,303	(2,303)	—
Receipts in respect of conversion feature in convertible debentures	3,996	(3,996)	—	5,291	(5,291)	—
Stock-based compensation	5,823	(2,741)	3,082	6,369	(6,369)	—
Accumulated deficit	(46,114)	(19,349)	(65,463)	(99,793)	45,688	(54,105)
Total	709,769	(14,734)	695,035	513,344	(396,001)	117,343

NETVISION LTD.

Notes to the Financial Statements

Note 32 — Effect of differences between Generally Accepted Accounting Principles (‘‘GAAP’’) in Israel and US GAAP in the consolidated financial statements (cont.)

d.	Reconciliation of the statements of consolidated cash flows from Israeli GAAP to U.S. GAAP:

		December 31, 2007			December 31, 2006
		NIS In thousands
	Notes	As reported	Adjustment	As per U.S. GAAP	As reported	Adjustment	As per U.S. GAAP
		Audited			Unaudited
Net cash flows provided by operating activities	G	158,389	—	158,389	136,914	(68,079)	68,835
Cash flows from investing activities	J, G	(21,406)	(25,823)	(47,229)	(60,828)	(16,138)	(76,966)
Cash flows from financing activities	J, G	(58,495)	39,673	(18,822)	(116,036)	125,006	8,970
Increase (decrease) in cash and cash equivalents		78,488	13,850	92,338	(39,950)	40,789	839
Balance of cash and cash equivalents at the beginning of the year		17,027		3,577	56,977		2,738
Balance of cash and cash equivalents at the end of the year		95,915		95,915	17,027		3,577

Note 33 — Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on Netvision’s Financial Statements

A.    General

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Differences which have a significant effect on the balance sheets, statement of operations and shareholders’ equity of the consolidated financial statements are set out below.

B.    Effect of inflation:

The Company, in accordance with Israeli GAAP, comprehensively included in the past the effect of price level changes in the accompanying financial statements, as described in Note 2a. According to such Israeli accounting principles, the Company has discontinued the adjustment of the financial statements as of January 1, 2004. U.S. GAAP does not provide for recognition of the effects of price level changes and accordingly, the effects of such changes are generally excluded from amounts determined in conformity with US GAAP. However, in accordance with the guidance of the US Securities and Exchange Commission with respect to the reporting requirements of foreign issuers this difference between Israeli GAAP and US GAAP has not been excluded for purposes of this reconciliation to US GAAP.

C.    Severance pay

Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

Under U.S. GAAP, the cash surrender value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet as a long-term liability.

NETVISION LTD.

Notes to the Financial Statements

Note 33 — Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on Netvision’s Financial Statements (cont.)

D.    Employee stock option plan

Until December 31, 2005, under Israeli GAAP, compensation expenses were measured under the intrinsic value method, whereby compensation expenses is equal to the excess, if any, of the quoted market price of the share at the date of grant of the award over the exercise price.

On January 1, 2006, the Company adopted the provisions of Accounting Standard No. 24, ‘‘Share-Based Payment’’ (‘‘the Standard’’) of the Israel Accounting Standards Board.

The Standard applies to all transactions in which a share-based payment is made in respect of the purchase of goods or services, including transactions with employees or other parties, which must be settled using the Company’s equity instruments and granted subsequent to March 15, 2005 but that had not yet vested as of January 1, 2006. The cost of equity-settled transactions with employees/service providers is measured according to the fair value of the equity instruments on the date of grant.

For U.S. GAAP purposes, until December 31, 2005 the Company has elected to follow Accounting Principles Board Opinion No. 25, ‘‘Accounting for Stock Issued to Employees’’ (‘‘APB No. 25’’) and the FASB Interpretation No. 44, ‘‘Accounting for Certain Transactions Involving Stock Compensation’’ in accounting for its employee stock option plans.

According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the share at the date of grant of the award over the exercise price.

The Company adopted on January 1, 2006 the provisions of FASB Statement No. 123 (revised 2004) (‘‘123(R)’’), ‘‘Share-Based Payment’’, which is a revision of FASB Statement No. 123, ‘‘Accounting for Stock-Based Compensation’’. Statement 123(R) supersedes APB Opinion No. 25, ‘‘Accounting for Stock Issued to Employees’’, and amends FASB Statement No. 95, ‘‘Statement of Cash Flows’’. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

The Company adopted Statement 123(R) using the modified-prospective method, in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123(R) for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

Under Israeli GAAP, the Company amortizes to the statement of operations the fair value of employee stock options granted subsequent to March 15, 2005, but had not yet vested as of January 1, 2006.

Under U.S. GAAP, the Company amortizes to the statement of operations all employee stock options that are unvested as of January 1, 2006.

Additionally, the Company’s shares are traded in Israel in New Israeli Shekels (‘‘NIS’’). The Company’s options granted to employees are exercisable with a dollar denominated exercise price or linked to the Consumer Price performance Index (‘‘CPI’’) in Israel. The functional currency of the Company and the currency in which the employee is paid is nominal NIS. Accordingly, under US GAAP, until December 31, 2005, the Company accounted for these options as a variable plan and remeasured compensation at the period such options was vested. As of January 1, 2006, the fair value of the vested portion of the options was classified as a liability and remeasured at each reporting date until the date of settlement.

NETVISION LTD.

Notes to the Financial Statements

Note 33 — Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on Netvision’s Financial Statements (cont.)

Compensation cost for each period until settlement also includes the effect of the change in the fair value of the options for each reporting period based on the binomial method

E.    Convertible debentures

Under Israeli GAAP, starting January 1, 2006, convertible debentures net of issuance costs are separated into liability and equity components according to the requirement of International Accounting Standard No. 32.

Under US GAAP, the convertible debentures are recorded, as a whole, as liability, and debenture issuance expenses are presented as a deferred asset and are amortized as interest expense under the effective interest method over the term of the debenture. At the date of issuing the convertible debentures no beneficial conversion feature existed in accordance with EITF 98-5 ‘‘Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios’’ and EITF 00-27 ‘‘application of Issue No. 98-5 to certain convertible instruments’’

F.    Warrants series 1

The functional currency of the Company is NIS and the exercise price of the warrants is linked to the CPI.

Under Israeli GAAP, the Company classified these warrants as equity according to the requirement of Israeli Accounting Standard No. 22.

Under US GAAP, the Company classifies the warrants as a liability according to SFAS 133 and remeasures such liability at the end of each reporting period until the day of settlement.

G.    Merger with Barak and GlobCall

On January 25, 2007, NetVision, then held 36% by Elron and 36% by DIC, completed the merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. (‘‘Barak’’) and the merger with GlobCall Communications Ltd. (‘‘Globcall’’), following which NetVision purchased from Barak shareholders all of Barak’s issued share capital in exchange for approximately 46.5% of NetVision’s share capital immediately after the transaction (‘‘Barak Merger’’), and from DIC, all of GlobCall’s issued share capital in exchange for approximately 7% of NetVision’s share capital immediately after the Barak Merger and the transaction (‘‘GlobCall Merger’’). The above mentioned exchange ratios were based upon company valuations, that were issued to the parties by independent appraisers, according to which NetVision’s value was estimated to be between 533 million NIS (approximately $122 million) and 621 million NIS (approximately $142 million), Barak’s value was estimated to be between 456 million NIS (approximately $105 million) and 529 million NIS (approximately $121 million), and GlobCall’s value was estimated to be between 67 million NIS (approximately $15 million) and 90 million NIS (approximately $21 million). Barak is a subsidiary of Clal Industries and Investments Ltd. (‘‘Clal’’). For Israeli GAAP purposes Elron, Clal and DIC, are part of the IDB group and are entities under common control.

Following the transactions, Elron’s, DIC’s and Clal’s holdings in NetVision is approximately 18%, 25% and 29%, respectively. As part of the transaction, a shareholders agreement was executed between Elron, DIC, and Clal, in connection with voting at shareholders meetings including the appointment of directors

The Company, Barak and GlobCall are part of the IDB group and are entities under common control, as such according to the Israeli GAAP and the Israel Securities Authority the merger has

NETVISION LTD.

Notes to the Financial Statements

Note 33 — Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on Netvision’s Financial Statements (cont.)

been recorded in Netvision’s financial statements based on the ‘‘AS Pooling’’ method (refer to Note 1c to the consolidated financial statements).

Under US GAAP according to SFAS 141, Business combinations and EITF 02-5, Definition of Common Control, as not all shareholders involved in the merger transaction are considered under common control, the merger was recorded according to the purchase method in Company’s financial statements based on the fair market value of the Company’s shares at the announcement date which occurred in June 2006. The purchase price has been allocated to the acquired assets and assumed liabilities based on their fair value at the closing date.

H.    Merger between Netvision Application and Edwize Infomanage

On February 27, 2006, NetVision Application Ltd, wholly owned subsidiary of the Company, entered into an agreement with Edwize Infomanage Ltd. (‘‘Edwize’’), following which NetVision purchased from Edwize shareholders all of Edwize issued share capital in exchange for approximately 46.6% of the share capital of the new merged company (Netwize’’) and additional NIS 4 million in cash. The above mentioned exchange ratios were based upon company valuations, that were issued to the parties by independent appraisers. Following the transaction, the Company holdings in Newize is approximately 53.4%.

Under Israeli GAAP this transaction was recorded as a non-monetary exchange of similar assets, since the activities of each entity is similar to the activities of the other. Consequently, the Company did not record any gain or loss from this transaction.

Under US GAAP this transaction were recorded under SFAS 141. As such, measurement is based on the fair value of the consideration given and consequently, the Company has realized a gain for the difference between the carrying amount of the surrendered asset and its fair value.

I.    Proportional consolidation and capital gain related to Nana 10

On May 8, 2007 an agreement was signed between Israel 10 — New Channel Broadcasts Ltd. (‘‘Channel 10’’) and the Company, for cooperation through a subsidiary which will be controlled jointly by Netvision (50%) and Channel 10 (50%).

In May 2007, NaNa 10 has allocated to Channel 10 shares in Nana 10 for consideration of all the following: (1) a total of US$ 3 million in cash; (2) a package of promotion services to Nana 10 in Channel 10; (3) exclusive Internet user-rights of Channel 10’s television content.

At the same time as the allocation of shares of Channel 10 as aforesaid, the Company sold to Channel 10 shares in Nana 10 in consideration of advertising time for 6 years from the completion date of the transaction at a nominal aggregate value of US$ 2.065 million, which will be for the exclusive use of the Company and it subsidiaries in excess of the advertising time on Channel 10 according to the Company’s advertising budgets.

a.	Under Israeli GAAP this investment is recorded under the proportionate consolidation method.

Under US GAAP proportionate consolidation method is not permitted and consequently this investment is recorded under the equity method of accounting.

b.	Under Israeli GAAP , the Company recorded a pre-tax capital gain of NIS 42 million (NIS 22.4 million after tax) in respect of this transaction based on the difference between the assets fair value surrendered by Netvision and its carrying amount.

NETVISION LTD.

Notes to the Financial Statements

Note 33 — Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on Netvision’s Financial Statements (cont.)

Under US GAAP, the Company recognized a capital gain of NIS 4.9 million based on cash received by Nana 10 from Channel 10.

J.    Right of Use of capacity

Under Israeli GAAP the Company considered the purchase of the Right of Use of capacity (‘‘ROU’’) as a finance lease agreement. As such, the Company recorded the entire cost of the ROU as an asset and amortized it by the straight-line method over its estimated useful life which is approximately 15 years. The gain from the sale of a user right to a third party was recognized as of the date of the transaction as an income.

Under US GAAP and according to EITF 01-8, Determining Whether an Arrangement Contains a Lease, the Company concluded that the agreement should be accounted for as a service agreement. Consequently, the Company treated payments on account of the ROU (and would treat any future payment) as prepayment of future services. At each reporting period the Company recognizes an expense equal to the proportionate use of such ROU out of the entire period it would have the ROU’s services at its disposal on a straight line basis (which is approximately 15 years).

The effect on the balances as of December 31, 2006 and December 31, 2007 as a result of the differences between Israeli GAAP and US GAAP in the consolidated financial statements will be:

•	A reduction in fixed assets totalling NIS 142,418 thousand and NIS 273,459 thousand as of December 31, 2006 and December 31, 2007, respectively.

•	A reduction in trade payables, including current maturities totalling NIS 25,479 thousand and NIS 87,042 thousand as of December 31, 2006 and December 31, 2007, respectively.

•	A reduction in reserves totalling NIS 2,408 thousand and NIS 10,802 thousand as of December 31, 2006 and December 31, 2007, respectively.

•	An increase in Prepaid expenses, as part of short-term receivables and debit balances totalling NIS 11,481 thousand and NIS 26,357 thousand as of December 31, 2006 and December 31, 2007, respectively.

•	An increase in Long-term prepaid expenses in respect of user rights as part of other assets totalling NIS 103,051 thousand and NIS 149,259 thousand as of December 31, 2006 and December 31, 2007, respectively.

Pursuant to US GAAP, the sale of a user right to a third party and the receipt of proceeds in advance in respect of this future right constitute deferred revenue, which will be recognised over the outstanding period of the contract (between 12 – 15 years). As noted above, the expenses related to the purchase of these user rights will also be spread over the period of use of these user rights.

The effect of the differences between Israeli GAAP and US GAAP in the consolidated financial statements of the Company is a reduction in trade receivables totalling NIS 6,698 thousand as of December 31, 2007 and a reduction in reserves in respect of the unrecognized revenue in respect of these transactions totalling NIS 6,951 thousand as of December 31, 2007, against an increase in the following items:

1.	Prepaid income as part of other short-term payables and credit balances totalling NIS 7,255 thousand as at December 31, 2007.

2.	Long-term prepaid income in respect of the sale of user rights totalling NIS 67,752 thousand as at December 31, 2007.

NETVISION LTD.

Notes to the Financial Statements

Note 33 — Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on Netvision’s Financial Statements (cont.)

3.	Prepaid expenses as part of short-term payables and debit balances totalling NIS 6,716 thousand as at December 31, 2007.

4.	Long-term prepaid expenses in respect of user rights as part of other assets totalling NIS 68,038 thousand as at December 31, 2007.

K.    Impairment of fixed assets

Under Israeli GAAP impairment of fixed assets are classified as other expenses.

Under US GAAP loss recognized on operating assets should be included in income from continuing operations before income taxes.

NETVISION LTD.

Notes to the Financial Statements

List of investee companies

Name of company	Shares bearing voting rights and rights to profits
Consolidated companies:
Netvision 013 Barak	100%
Globcall Communication Ltd.	100%
Netvision International Trading (2002) Ltd.	100%
Netwise Applications Ltd.	53.4%
Proportional consolidated companies:
Nana 10 Ltd.	50%

***********************

