Form 20-F
period 2008-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2009-06-29
CIK 315126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission File No. 0-11456

ELRON ELECTRONIC INDUSTRIES LTD.
(Exact name of Registrant as Specified in Its Charter and Translation of Registrant’s Name Into English)

ISRAEL
(Jurisdiction of Incorporation or Organization)
3 Azrieli Center, 42nd Floor, Tel-Aviv, Israel 67023
(Address of Principal Executive Offices)

Rinat Remler, Telephone: (972) 3-607-5555, Facsimile: (972) 3-607-5556
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
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

Introduction
As used in this annual report on Form 20-F (this “Annual Report”), the terms “we,” “us,” “our,” the “Company” and “Elron” refer to Elron Electronic Industries Ltd. unless otherwise indicated.
For the purpose of this Annual Report, the terms “group companies” and “companies in our group” collectively refer to subsidiaries, affiliated and other companies in which we have direct or indirect holdings through our wholly-owned subsidiaries, Elbit Ltd., or Elbit, and DEP Technology Holdings Ltd., or DEP, including DEP’s 50.1% subsidiary, RDC Rafael Development Corporation Ltd., or RDC. Our ownership interests in our group companies reflected in this Annual Report represent our beneficial ownership interests in the outstanding shares of these companies as of May 31, 2009 unless otherwise expressly indicated. Our beneficial ownership interests in the preferred shares of these companies are represented on an as-converted-basis, unless otherwise indicated. We have also indicated our direct holding and our share in the holding of RDC in a group company where applicable. The references in this Annual Report to balance sheet items are as of December 31, 2008 unless otherwise indicated.
Forward-Looking Statements
This Annual Report includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties described in this Annual Report under “Item 3 — Key Information — Risk Factors,” as well as those discussed elsewhere in this Annual Report and in our other filings with the United States Securities and Exchange Commission (the “SEC”).
Any forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report, and we caution investors and potential investors not to place undue reliance on these statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the risk factors in “Item 3 — Key Information — Risk Factors” of this Annual Report.
PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information

Selected Financial Data
The following selected financial data for the years ended and as of December 31, 2004, 2005, 2006, 2007 and 2008 are derived from our audited consolidated financial statements, of which the financial statements as of December 31, 2007 and 2008, and for each of the years ended December 31, 2006, 2007 and 2008 appear later in this Annual Report. The audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or US GAAP. The selected consolidated statements of operations financial data for the years ended December 31, 2004 and 2005 and the balance sheet data as of December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements, which have been prepared in accordance with US GAAP, not included in this Annual Report. You should read the following selected financial data together with “Item 5 — Operating and Financial Review and Prospects” of this Annual Report, “Item 8 Financial Information” of this Annual Report and our consolidated financial statements together with the notes thereto included elsewhere in this Annual Report. Please see Note 17 to our consolidated financial statements with respect to the computation of basic and diluted net earnings (loss) per ordinary share.
Consolidated statements of operations
(in thousands of U.S. Dollars (“U.S. Dollars”, “U.S. $” or “$”), except share and per share data)

	Years ended December 31
	2004	2005	2006	2007	2008
Income:
Net revenues	$11,265	$12,646	$12,863	$4,371	$6,237
Equity in losses of affiliated companies	(10,492)	(17,522)	(17,740)	(20,416)	(15,984)
Gain (loss) from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	132,396	23,328	2,547	14,854	(44)
Other income (expenses), net	4,749	58,648	29,310	(3,214)	(25,429)
Financial income, net	1,433	5,483	4,051	3,945	1,678

	139,351	82,583	31,031	(460)	(33,542)

Costs and expenses:
Cost of revenues	6,791	7,907	6,625	2,233	3,646
Research and development costs, net	2,889	6,163	11,758	13,284	29,194
Marketing and selling expenses, net	1,311	2,386	4,717	2,802	7,525
General and administrative expenses	12,292	9,249	12,995	13,716	18,832

Amortization of intangible assets and acquired in- process- research and development write-off	142	392	18	2,306	4,801
Impairment of goodwill	4,192	—	—	—	2,512

	27,617	26,097	36,113	34,341	66,510

	Years ended December 31
	2004	2005	2006	2007	2008
Income (loss) before taxes on income	111,734	56,486	(5,082)	(34,801)	(100,052)
Taxes on income	(15,101)	(10,461)	(1,110)	(7,544)	(1,269)

Income (loss) after taxes on income	96,633	46,025	(6,192)	(42,345)	(101,321)
Minority interest in losses (income) of subsidiaries	(4,135)	5,160	9,224	5,250	15,167

Net income (loss) from continuing operations	92,498	51,185	3,032	(37,095)	(86,154)
Net loss from discontinued operations, net of tax	(8,365)	(3,850)	—	—	—

Net income (loss)	$84,133	$47,335	$3,032	$(37,095)	$(86,154)

Net income (loss) per share:
Basic -
Income (loss) from continuing operations	$3.26	$1.74	$0.10	$(1.25)	$(2.91)
Loss from discontinued operations	(0.39)	(0.13)	—	—	—

Net income (loss)	$2.86	$1.61	$0.10	$(1.25)	$(2.91)
Weighted average number of ordinary shares used in computing basic net income (loss) per share (in thousands)	29,266	29,437	29,532	29,619	29,619

Diluted -
Income (loss) from continuing operations	$3.25	$1.73	$0.07	$(1.27)	$(2.94)
Loss from discontinued operations	(0.39)	(0.13)	—	—	—

Net income (loss)	$2.86	$1.60	$0.07	$(1.27)	$(2.94)
Weighted average number of ordinary shares used in computing diluted net income (loss) per share in thousands)	29,385	29,550	29,624	29,619	29,619

Dividend paid per share	$—	$3.00	$—	$—	$—

	As of December 31,
	2004	2005	2006	2007	2008
	( in thousands of $)
Balance Sheet Data
Cash, cash equivalents and short-term and long term investments	$188,106	$143,798	$128,733	$74,362	$17,507
Investments in affiliated companies and in other companies and long term receivables	273,053	176,711	168,607	205,069	219,240
Total assets	501,156	353,773	326,249	298,947	260,649
Total current liabilities	40,670	19,044	20,535	21,448	19,166
Long term loans from banks and others	4,072	1,477	2,113	2,244	35,062
Long term loans from shareholders	—	—	—	—	6,176
Accrued severance pay and retirement obligations	3,006	2,635	2,089	2,451	4,137
Shareholders’ equity	389,080	302,116	297,504	265,817	177,417
Capital stock	337,294	291,445	283,801	289,209	286,963

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Specific Risks Affecting Elron
We are currently dependent on shareholder loans from our principal shareholder, DIC, as well as bank finance to fund our and our group companies’ operations. We have a $30 million credit facility with Discount Bank of Israel which we have fully utilized. In addition, we have received $8 million in outstanding loans from our principal shareholder, Discount Investment Corporation Ltd., or DIC, and on June 15, 2009, we signed an additional loan agreement with DIC to receive an additional $7 million loan on substantially similar terms as the previous loans, subject to receipt of applicable corporate approvals. As of June 24, 2009, our cash reserves amounted to $2.3 million excluding the proceeds from the additional DIC loan agreement. In addition, we have direct holdings in public companies with a market value as of June 24, 2009 amounting to $112.4 million. It is difficult to obtain additional bank financing in light of the current financial crisis and the value of our public holdings. We are currently exploring ways of increasing our resources in order to support our investment plan in our group companies including the sale of holdings in certain group companies and obtaining bank loans for us and our group companies. There is no assurance that we will be able to raise the necessary financing on terms favorable to us or at all or that we will be able to sell holdings of our group companies, in which event, we will be solely dependent on shareholder funding. DIC is not committed to provide additional funding beyond the additional loan agreement.
Moreover, should the share price of our public group companies decrease, we may fail to meet bank covenants, unless we are able to obtain waivers, as to which we have no assurances, and thus the bank may ask for immediate repayment.
Our principal shareholder, DIC has the ability to significantly influence our business and affairs. As of May 31, 2009, DIC beneficially owned an aggregate of approximately 49% of our ordinary shares and has the ability, in effect, to elect a majority of the members of our board of directors. A majority of the members of our board of directors are officers or directors of DIC or its controlling shareholder, IDB Development Corporation Ltd., or IDBD, or its controlling shareholder, IDB Holding Corporation Ltd., or IDBH. Furthermore, we entered into a Services Agreement with DIC pursuant to which, effective from May 1, 2009, we receive managerial and administrative services from DIC and one of our co-Chief Executive Officers pursuant to the Services Agreement is an officer of DIC. For more information see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.” Accordingly, DIC has the ability to significantly influence our business and affairs.
We may be deemed to be an investment company under the Investment Company Act of 1940. Generally, a company must register under the Investment Company Act of 1940 as amended (the “1940 Act”), and comply with significant restrictions on operations and transactions with affiliates if it is engaged in the business of investing, owning, holding or trading securities and owns investment securities (as defined in the 1940 Act) exceeding 40% of the company’s total assets, or if it holds itself out as being engaged primarily in the business of investing in, reinvesting or trading securities. The 1940 Act provides for various exemptions from the obligation to register thereunder, and in 1980 we received an order from the SEC, declaring that we are not an investment company under the 1940 Act. If certain of our investments were to adversely affect our status under the 1940 Act, we might need to dispose of or acquire other investments to avoid the requirement to register as an investment company on terms that may not be favorable to us. In addition, if we were deemed to be an investment company and therefore required to register as such under the 1940 Act, we would be unable to continue operating as we currently do, as a result of which our market value would be severely harmed.

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
If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares (and “excess distributions” on our ordinary shares) taxed at ordinary income rates, rather than the capital gain rate. In addition, both gains upon disposition and amounts received as distributions could be subject to an additional interest charge by the United States Internal Revenue Service, or IRS. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our ordinary shares.
We believe that in 2008 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our analysis is based, among other things, upon certain assumptions and methodologies with respect to the values that we have used; our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we have held; and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.
There is no assurance that the IRS will not challenge our assumptions and methodologies. If the IRS were to challenge successfully such assumptions or methodologies, we would potentially be classified as a PFIC for 2008 or prior taxable years. Furthermore, there can be no assurance that we will not become a PFIC in the future. U.S. holders of our shares are urged to consult their tax advisors regarding the application and potential effects of the PFIC rules.
See “Item 10 — Additional Information — Taxation — U.S. Federal Income Tax Considerations - Tax Consequences If We Are a Passive Foreign Investment Company.”
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

Risks Affecting Us and the Companies in Our Group
The current economic and financial crisis has adversely affected and may continue to adversely affect our and our group companies’ results and financial condition and could lead to further impairment charges. The crisis of the financial and credit markets worldwide which took place beginning in 2008 has led to an economic slowdown worldwide, and the outlook for 2009 and thereafter is uncertain. A continuation or worsening of unfavorable economic conditions, including the ongoing credit and capital markets disruptions, could have a continued adverse impact on our or our group companies’ business. Events pertaining to the financial crisis affect the securities markets which are facing increased volatility, including in securities of companies in the high-technology field. As a result, high-technology companies, such as our group companies, may experience a decrease in the demand for their products, difficulties in raising additional financing required in order to complete their development activities and/or grow their business. As a result, we have recorded, and may in the future record further, impairment charges if the fair value of certain investments decrease below their carrying amount in other than a temporary manner. The economic downturn also affects our ability to raise additional capital, sell holdings of our group companies, and secure additional bank facilities and may affect our ability to meet bank covenants. Accordingly, this crisis has adversely affected and may continue to adversely affect our financial results and financial condition.
Our financial results and financial condition are principally impacted by the results of operations, and the value of our holdings in, our group companies, which is primarily concentrated in two principal holdings. For the year ended December 31, 2008, our share in the results of operations of our group companies, as well as impairment losses recorded by us, accounted for a majority of our net loss. In addition, as of December 31, 2008, our holdings in group companies represented approximately 85% of our total assets. In particular, as of December 31, 2008, the carrying amount of our holdings in Given Imaging Ltd. (Nasdaq:GIVN) or Given Imaging, represented approximately 42% of our total assets, and the carrying amount our holdings in NetVision Ltd. (TASE: NTSN), or NetVision, represented approximately 13% of our total assets. If our group companies experience difficulties in the future, or if there are adverse changes in their market price or fair value, our financial results and/or the value of our assets will be adversely affected, and we may need to write-down or write-off the carrying value of our holdings. The carrying amount of our investment in Given Imaging has exceeded its market value since the end of September 2008. As of December 31, 2008, the market value of our investment in Given Imaging amounted to approximately $78.4 million and the carrying amount amounted to approximately $109.2 million. Subsequent to December 31, 2008, Given Imaging’s share price was volatile and as of June 24, 2009, the market value of our investment was $87.9 million (subsequent to the distribution of a $3.7 million and $1.4 million dividend payment by Given Imaging to us and RDC, respectively, on February 10, 2009). As of December 31, 2008, the market value of our investment in NetVision amounted to approximately $29.7 million and its carrying amount amounted to approximately $33.2 million. Subsequent to December 31, 2008, NetVision’s share price was volatile and as of June 24, 2009, the market value of our investment in NetVision was $43.3 million (subsequent to the distribution of a $3.3 million dividend payment by NetVision to us on April 7, 2009). If we conclude that the decline in value of these holdings is other than temporary, we may have to record impairment charges with respect to our investments in Given Imaging or NetVision.

Our financial results significantly depend on the results of operations of our group companies, which have generated losses and continue to invest heavily in their development. Our results of operations are directly impacted by the results of operations of our group companies accounted for under the equity or consolidation method. To the extent any of these companies have poor financial results or encounter difficulties in their operations, our financial results will be negatively impacted. Many of these companies are in the development stage and have not yet generated significant revenues, have incurred losses and have invested heavily in research and development and marketing of their products. We anticipate that the majority of these companies will continue to record losses in the future.
Our financial results and our cash reserves are directly impacted by our ability to conclude “exit” transactions, which has been made more difficult by the global recession. Our financial results and cash reserves are directly impacted by our ability to conclude “exit” transactions for certain of the companies in our group. The current economic downturn and the difficulties experienced in the capital markets have impaired our ability to effect exit transactions. If worldwide market conditions in the technology industry or other factors, including the continued impact of the downturn of the economy, do not permit us to conclude these types of transactions, our results and cash resources will continue to be adversely affected.
We may face difficulties in our ability to dispose of our shares in publicly traded companies in our group. Due to the limitations of U.S. and Israeli securities laws, material non-public information to which we may become exposed because of our representation on the boards of directors of companies in our group which are publicly traded, and contractual and legal limits on the tradability of the shares we own or control may create difficulties in our ability to dispose of our shares in these companies at a time and in a manner we deem suitable.
Our market value significantly depends on the market values of publicly traded companies in our group. Our market value may be directly impacted by the market values of publicly traded companies in our group, and in particular, by the market value of Given Imaging, whose shares are traded on the Nasdaq Global Market, or Nasdaq, and the Tel Aviv Stock Exchange, or TASE, and the market value of NetVision whose shares are traded on the TASE. To the extent that the share price of Given Imaging or NetVision declines, our market value will be negatively impacted.
The market price of our ordinary shares is subject to fluctuations. The market value of our ordinary shares has fluctuated over time. The following factors, among others, may significantly impact the market price of our ordinary shares:
•	the continued current global economic and financial crisis;

•	the market price of our group companies that are publicly traded, in particular, Given Imaging and NetVision;

•	low trading volume of our ordinary shares;

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
Many of our group companies may face difficulties in obtaining future financing on favorable terms or at all especially in light of the continued current global economic and financial crisis. Many of our group companies are in the development stage and have extensive research and development and marketing costs and limited revenues, if any. In order to succeed, these companies may require additional capital to fund these costs. If these companies have difficulties obtaining financing from their current shareholders, which may also include additional investments by us in these companies, or from new financing sources, especially in light of the continued current global economic and financial crisis, their continued operations may be at risk. This would adversely affect our financial performance and results of operations.
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
Our results, and the value of our investments, are affected by volatility in the securities markets. Securities markets in general are volatile, even more so recently with the current economic and financial crisis, and are particularly volatile for publicly traded high-technology companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities is not necessarily related to their operating performance, these companies may experience difficulties in raising additional financing required to effectively operate and grow their businesses. These difficulties and the volatility of the securities markets in general and specifically following the current economic and financial crisis have affected and may continue to affect our and our group companies’ ability to realize our investments or to raise financing, which in turn may result in us having to record impairment charges.

There is no assurance that our subsidiary, RDC, will be able to continue to develop technologies and/or new companies. Our wholly-owned subsidiary, DEP, holds 50.1% of the outstanding shares and voting rights of RDC, which was established by DEP together with the predecessor of Rafael Advanced Defense Systems Ltd., or Rafael, pursuant to an agreement entered into in 1993. RDC has first rights to commercially exploit certain technologies of Rafael for the development of products for use in non-military markets. For more information, see “Item 10C — Additional Information — Material Contracts.” Our ability to continue to grow and develop new technologies within RDC could be harmed, and our business, financial condition and results of operations could be adversely affected, if we are unable to realize the full potential value of RDC’s agreement with Rafael as a result of any of the following:
•	Rafael does not cooperate with RDC in the realization of RDC’s rights under the agreement;
•	Rafael or RDC does not identify existing technology, or Rafael does not develop new technology, that can be commercially exploited in non-military markets;
•	Rafael does not transfer human or other resources necessary for the development and commercial exploitation of this technology in non-military markets;
•	RDC does not reach agreement with Rafael on the terms of any commercial exploitation; or
•	RDC is unable to rely on continued financing by its shareholders, if and when required; or RDC may face difficulties in securing financial resources to support new and existing innovations.
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
These companies may not be able to enforce their proprietary rights under the laws of certain jurisdictions. Our group companies may not successfully protect their technology because of, among other reasons:
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
Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future and may be restrictive in their terms. Certain of our group companies participate in programs of the Office of the Israeli Chief Scientist, or the OCS, and the Israel Investment Center, for which they receive grants and tax related and other benefits for the financing of a portion of their research and development expenditures or investments in Israel as relevant. The terms of such programs restrict the ability of our group companies to manufacture products and/or transfer know-how or technologies outside of Israel. The benefits available under these programs depend on our group companies meeting specified conditions. If our group companies fail to comply with these conditions, they may be required to pay additional taxes and penalties, and they may be denied future benefits. There is no assurance as to availability or the level of these benefits in the future.

Under the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, the discretionary approval of an OCS committee is required prior to any transfer outside of Israel of technology and/or know-how developed with OCS funding in addition to compliance with certain other conditions. There is no assurance that our group companies will receive the required approvals for any proposed transfer. Such approvals, if granted, may be subject to the following, among others, additional restrictions:
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
These restrictions, among others, may limit the ability of our group companies that receive grants to conclude transactions with international companies, including “exit” transactions. In addition, if our group companies fail to comply with the conditions imposed by the OCS, they may be required to refund the grants received immediately, rather than by way of royalties together with interest and penalties, and they may also be subject to criminal charges. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporates technology funded through OCS programs which may lead to additional royalties being payable on additional products.
We and our group companies may have difficulty retaining key employees. The success of our group companies depend, in large part, on a limited number of key management, scientific and technical personnel. In addition, future success will depend, in part, on attracting and retaining highly qualified personnel. There can be no assurance that our group companies will be able either to retain present personnel or to acquire additional qualified personnel as and when needed. The loss of the services of key personnel of our group companies and the failure to attract highly qualified personnel may have a negative impact on our business.

We entered into a Services Agreement with DIC, effective from May 1, 2009, pursuant to which we receive our managerial and administrative services from DIC. There can be no assurance that DIC will be able to retain or attract optimally qualified personnel to provide such services to us, which could have a negative impact on our business. For more information see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”
Many of our group companies depend on international operations. Many of our group companies depend on sales to customers outside of Israel. We expect that international sales will continue to account for a significant portion of these companies’ revenues for the foreseeable future. As a result, changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause the business, financial condition and results of operations of these companies to be harmed. Some of the risks of doing business internationally include:
•	unexpected changes in regulatory requirements;
•	fluctuation of the New Israeli Shekel / U.S. Dollar representative rate of exchange;
•	inability of our group companies, their subsidiaries and subcontractors to obtain export licenses;
•	imposition of tariffs and other barriers and restrictions;
•	burdens of complying with a variety of foreign laws;
•	political and economic instability;
•	changes in diplomatic and trade relationships; and
•	acts of terror.
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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel, including among others, periodic disruption of day-to-day civilian activity in different parts of Israel. More recently, in 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, along Israel’s northern border. In January 2009 Israel became engaged in an armed conflict with Hamas in the Gaza Strip. These developments have further strained relations between Israel and the Palestinians. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region could have a negative effect on our and our group companies’ business and financial condition, harm our and our group companies’ results of operations and adversely affect our share price or the share prices of our group companies that are publicly traded. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development.
Our and our group companies’ operations could be disrupted as a result of the obligation of personnel in Israel to perform military service. All non-exempt male adult permanent residents of Israel under a specified age, as a general rule, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. Our operations and those of our group companies could be disrupted by the absence for a significant period of one or more of our or our group companies’ personnel. While we and our group companies have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise.
The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations. To the extent that our group companies are based in Israel and have international operations, or operate only in Israel but conduct their business in different currencies, their revenues, expenses, assets and liabilities, are not necessarily in the same currency and therefore they are exposed to foreign exchange rate fluctuations. In particular, our functional currency, as well as that of most of our group companies, is the U.S. dollar. However salaries and related expenses, which comprise a significant portion of our, and most of our group companies expenses, are denominated in Shekels. Since September 2008, the NIS has been very volatile and accordingly the impact on our and our group companies’ results of operations is uncertain. If the shekel strengthens against the dollar, there may be a negative impact on our and our group companies’ results of operations and cash resources.
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
Our telecommunications group companies operate in a highly regulated telecommunications market, which limits their flexibility to manage their businesses. The telecommunications market is subject to government regulation regarding licensing, competition, frequency allocation and costs and arrangements pertaining to interconnection and leased lines. The business and operations of our group companies which operate in this market, primarily NetVision and Starling Advanced Communications Ltd, or Starling (TASE: STLG), could be adversely affected by changes in laws, regulations or government policy affecting their business activities. Furthermore, NetVision conducts its operations pursuant to licenses granted by the Israeli Ministry of Communications. These licenses are subject to revocation in accordance with their terms, and the terms of the licenses are subject to change (including by the imposition of additional requirements) by the Ministry of Communications.

The semiconductor industry in which certain of our group companies operate is cyclical in nature and is characterized by ongoing changes. The semiconductor industry has historically been a highly cyclical industry. Companies in the semiconductor industry have expanded aggressively during periods of increased demand. This expansion has frequently resulted in overcapacity and excess inventories during periods of downturn, such as the current recessionary period, thereby adversely impacting upon the results of operations of our group companies operating in the semiconductor field.
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
The price of Given Imaging’s shares could fluctuate significantly as a result of a number of factors, including varying quarterly financial performance or Given Imaging’s failure to meet its guidance or the expectations of analysts or investors, which may lead to additional volatility in its share price. Given Imaging’s ordinary shares commenced trading on the Nasdaq Global Market in October 2001 and on the TASE in March 2004. In 2008, the closing price of Given Imaging’s shares has ranged from $6.51 to $23.59 per share on the Nasdaq Global Market and NIS 24.32 to NIS 89.95 on the TASE. The price of Given Imaging’s shares could fluctuate significantly for, among other things, the following reasons: macroeconomic or general market conditions, future announcements concerning Given Imaging or its competitors, the existence and outcome of litigation concerning Given Imaging’s intellectual property assets, changes in third-party reimbursement practices, regulatory developments and new clinical or economic data regarding Given Imaging’s current or future products. In addition, it is Given Imaging’s practice to provide guidance to the market as to its expected revenues and earnings per share based on information available to Given Imaging at the time of the guidance. If Given Imaging’s operating results do not meet its guidance or the expectations of securities analysts or investors, the price of Given Imaging’s shares would likely decline. In addition, based on Given Imaging’s experience to date, it believes that many of its customers delay purchasing its products until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from sales may be concentrated at the end of each fiscal quarter, making it difficult for Given Imaging to determine the success of each quarter until its end. This may result in lower than expected quarterly revenues if external or other events cause potential customers to defer their purchasing decisions even for a short period of time. Furthermore, Given Imaging believes that demand for systems and capsules may be materially affected by seasonal factors during the summer months (a) when physicians and administrators are more likely to postpone purchasing decisions due to summer vacations and (b) when patients are more likely to postpone less urgent diagnostic procedures until later in the year. Both of these factors may result in slower sales during the summer. Share price fluctuations may be exaggerated by low trading volume and the concentration of ownership of Given Imaging’s ordinary shares and changes in trading practices in its ordinary shares, such as short selling. Securities class action litigation has often been brought against companies following periods of volatility in the price of their shares. Any securities litigation claims brought against Given Imaging could result in substantial expense and divert attention of Given Imaging’s management away from its business.
If Given Imaging is unable to manufacture, market or sell the PillCam capsules, its revenues may decline significantly or it may not be able to maintain its expected annual growth rate. A substantial portion of Given Imaging’s revenues and its annual revenue growth to date has resulted from sales of the PillCam SB capsule. Given Imaging expects that a substantial majority of its revenues for the foreseeable future will continue to come from sales of the PillCam SB capsule. Sales of the PillCam SB capsule contributed $76.4 million, or 80%, of its revenues in 2006, $90.6 million, or 80%, in 2007 and $103 million, or 82%, in 2008. In addition, Given Imaging expects sales of other PillCam capsules, such as PillCam ESO and PillCam COLON, to increasingly contribute to its revenues in the future. If Given Imaging is unable to manufacture, market or sell the PillCam capsules, and the PillCam SB in particular, for any reason, including, for example, product recall, natural disaster, unavailability of components, war in Israel or as a result of a legal action against Given Imaging, Given Imaging’s revenues may decline significantly or it may not be able to maintain its expected annual growth rate.
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

Given Imaging’s future growth depends in part on its ability to market the PillCam SB capsule for additional indications other than obscure gastrointestinal bleeding. The PillCam SB capsule has been cleared for marketing by the FDA for the detection of disorders of the small intestine. In recent years, sales of PillCam SB capsules have accounted for the significant majority of Given Imaging’s revenues. To date, the PillCam SB capsule has been used primarily for diagnosis of obscure gastrointestinal bleeding, or OGIB. Given Imaging’s ability to expand the use of the PillCam SB capsule for the diagnosis of additional small bowel indications, such as Crohn’s disease, depends substantially on its ability to provide clinical evidence and economic analysis supporting such expanded use, its ability to educate and train its customers on these expanded use opportunities and its ability to obtain favorable and effective reimbursement coverage for the PillCam SB capsule for small bowel indications beyond OGIB. If Given Imaging is unable to expand the use of the PillCam SB capsule beyond OGIB, sales of the PillCam SB capsule may decline or not increase as it expects.
If Given Imaging is unable to expand the market for the PillCam ESO capsule and obtain adequate third-party reimbursement for the esophageal capsule endoscopy procedure, sales of the PillCam ESO capsule may not grow as it expects or at all. Given Imaging’s ability to market and sell its PillCam ESO capsule depends significantly on its ability to expand the use of the PillCam ESO capsule. To date, PillCam ESO has been used primarily in the detection of esophageal varices, a condition prevalent in patients suffering from cirrhosis, a chronic liver disease. However, due to the limited prevalence of esophageal varices in the general population, Given Imaging believes the market opportunity for the use of the PillCam ESO capsule in the detection of varices is limited. Given Imaging believes that the primary market opportunity for its PillCam ESO capsule may be in the detection of Gastro-Esophageal Reflux Disease, or GERD, which is more prevalent in the general population than varices. However, in order to successfully market and sell the PillCam ESO capsule in the detection of GERD, Given Imaging must develop a commercial plan, establish the cost effectiveness of using PillCam ESO for GERD, generate and present clinical data supporting this use and, subsequently, to obtain adequate reimbursement coverage. Given Imaging’s ability to expand the use of the PillCam ESO capsule depends substantially on its ability to convince additional third party payers to provide reimbursement coverage for this capsule for the varices indication, the adequacy of such coverage and its ability to generate and present clinical data supporting reimbursement for the GERD indication. If Given Imaging is unable to do so, sales of the PillCam ESO capsule may not grow as it expects or at all.
If Given Imaging’s estimates regarding the Bravo pH monitoring business are materially incorrect, Given Imaging may not be able to grow its revenues and profitability as its expects. In December 2008, Given Imaging acquired the Bravo pH monitoring business from Medtronic, Inc., or Medtronic. This is Given Imaging’s first acquisition since its inception. At Medtronic, this business was not organized as a separate operating entity and was not otherwise considered a material business for Medtronic. As a result, audited or reviewed financial statements were not available for the Bravo business and Given Imaging’s decision to acquire this business and its business expectations are based on its own due diligence and unaudited financial information and projections received from Medtronic. As a result, Given Imaging’s estimates of future financial performance may be materially incorrect and this business may not positively impact its financial results or grow as it expects.

If Given Imaging is unable to transition and integrate the Bravo pH monitoring business successfully, its revenues may not grow as it expects, its gross margins may suffer and Given Imaging may lose market share to its competitors in the pH monitoring market. During 2009, in connection with Given Imaging’s acquisition of the Bravo pH monitoring business, Given Imaging plans to transfer to its possession and control the business know-how and third-party supplier relationships, transfer the manufacturing line of the Bravo capsules and delivery system to Israel, complete or advance significantly the development of some new components of the Bravo system and otherwise integrate the Bravo pH monitoring business into Given Imaging. During this transition period, Given Imaging will depend significantly on Medtronic to ensure uninterrupted supply of the Bravo system and in transferring the necessary manufacturing knowledge to Given Imaging successfully to allow Given Imaging to begin its own manufacturing operations by the end of 2009, as planned. If Given Imaging is unable to complete this transition, research and development or integration plans successfully or on schedule, its revenues may not grow as a result of this acquisition as it expects, its gross margins and expected profitability may suffer or it may lose market share to its competitors in the pH monitoring market.
If Given Imaging is unable to market and sell its PillCam COLON capsule, it may miss a significant market opportunity and may not grow as it expects. In 2007, Given Imaging began limited sales of its new PillCam COLON capsule in Europe. In February 2008, in the United States Food and Drug Administration, or the FDA, determined that based on currently available clinical data, the PillCam COLON is not substantially equivalent to any marketed device in the United States for visualization of the colon and therefore cannot be cleared for marketing in the United States, Given Imaging’s biggest market, through the relatively quick 510(k) process. There can be no assurance that Given Imaging will be able to receive FDA clearance for this capsule in the foreseeable future or at all or that the PillCam COLON will be accepted as comparable or superior to existing technologies for visualization of the colon. Given Imaging’s ability to market and sell the PillCam COLON successfully, depends on one or more of the following:
•	Given Imaging’s ability to develop and introduce new technologies that will improve the clinical effectiveness of the PillCam COLON capsule.
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

20

•
The availability of sufficient clinical and cost-effectiveness data for the American Medical Association, or AMA, to provide a favorable permanent “current procedural terminology”, or CPT, code and for private third-party payors to make an adequatereimbursement decision to provide coverage for the PillCam COLON procedure;

•	The availability of a reliable colon cleansing and preparation procedure for the PillCam COLON capsule, which is accepted by physicians and patients; and/or
•	The absence of other safe and effective colon cancer screening products, which, if brought to market by third parties, may make the PillCam COLON capsule obsolete.
If Given Imaging is unable to achieve one or more of the above, it may not be able to market and sell the PillCam COLON capsule or the demand for the PillCam COLON may be lower than expected and sales of PillCam COLON may not contribute to its growth at the rate Given Imaging expects or at all.
Given Imaging may lose market share and its revenues and gross margins may be negatively affected due to increasing competitive pressure from other capsule endoscopy manufacturers. Olympus Corporation has a competing capsule endoscopy system for the small bowel, which it is selling in the United States, Europe, Australia and certain other countries. In addition, other companies in Korea and China began selling capsule endoscopy systems for the small bowel in Europe, Asia and Australia and possibly other countries and may be selling these systems at a lower price than the Given System. If Given Imaging is unable to compete effectively in the marketplace against these competing systems, Given Imaging may lose market share, experience delays in completing sales as a result of a longer decision making process among potential customers, or experience erosion of its gross margins as a result of growing price pressure.
Given Imaging faces competition from large, well-established manufacturers of traditional technologies for detecting gastrointestinal disorders, as well as from gastrointestinal products in general that compete for the limited capital expenditure budgets of customers. Competition for the Given System also comes from traditional technologies for detecting gastrointestinal disorders and diseases, such as traditional endoscopy and radiological imaging. The principal manufacturers of gastrointestinal endoscopes are Olympus, Hoya and Fuji Film. The principal manufacturers of equipment for radiological imaging are General Electric Healthcare Systems, Siemens Medical Solutions, a division of Siemens AG, Philips Medical Systems Ltd., Toshiba Corporation and Shimadzu Corporation. These companies have substantially greater financial resources than does Given Imaging, and they have established reputations as well as worldwide distribution channels for medical instruments to physicians. If Given Imaging is unable to convince physicians to adopt the Given System over the current technologies marketed, its results of operation may suffer.

In addition to competition from products performing similar clinical functions to the Given System, there is also competition for the limited capital expenditure budgets of customers. Another capital equipment item for gastroenterology may compete with Given Imaging’s system for the same capital budget, which is typically limited, and therefore the potential purchaser may be required to choose between the two items of capital equipment. If Given Imaging is unable to market the Given System more effectively than other products which could be purchased using the same budget as the Given System, Given Imaging may be unable to maintain its current growth rate.
If Given Imaging is unable to introduce new capsules and products for use in the gastrointestinal tract, its growth may be negatively affected. Given Imaging’s objective is to expand the use of the Given System as a platform to be used with a variety of products and indications. Given Imaging intends to add to its current PillCam capsules by developing and introducing new capsules and products. There can be no assurance that Given Imaging will be able to develop new products that will enjoy widespread market acceptance as superior to existing technologies for detection of abnormalities in other parts of the gastrointestinal tract or that can be used in other parts of the gastrointestinal tract. In addition, Given Imaging may be required to obtain FDA clearance in the United States and other regulatory approvals outside of the United States before commercially distributing the Given System for use in other parts of the gastrointestinal tract or introducing new products for use in the gastrointestinal tract. These regulatory processes can be lengthy and expensive, and Given Imaging cannot be sure that FDA clearance or other regulatory approvals may be granted. In order to obtain FDA clearance and other regulatory approvals, and in order to obtain reimbursement coverage for use of new products, Given Imaging may be required to conduct additional clinical trials to demonstrate the diagnostic and cost-effectiveness of these new products. If future clinical trials indicate that new products are not as clinically-effective or as cost-effective as current methods, or that they may cause unexpected complications or other unforeseen negative effects, Given Imaging may not obtain regulatory clearance to market and sell these new products or obtain reimbursement coverage, and its growth would be adversely affected.
Any disruption in the United States, the primary market for Given Imaging’s products, may result in a material reduction in Given Imaging’s revenues and negatively affect its results of operations. Most of Given Imaging’s revenues since its inception have been generated from sales in the United States. Sales in the United States accounted for $66.4 million, or 70%, of its revenues in 2006, $72.3 million or 64% of its revenues in 2007 and $74 million or 59%, of Given Imaging’s revenues in 2008. Any disruption to Given Imaging’s market in the United States resulting from changes in management or the sales team of Given Imaging’s U.S. subsidiary (Given Imaging, Inc.), adverse changes in reimbursement policies, new regulatory requirements, macro-economic changes and other events, many of which are outside Given Imaging’s control, may result in a material reduction in its revenues and negatively affect its operating results.

If Given Imaging is unable to successfully market and sell its products in Japan, one of Given Imaging’s significant potential growth opportunities may be materially and adversely affected. In 2007 and 2008, Given Imaging sold its capsule endoscopy products in Japan exclusively through Suzuken Co. Ltd., a large Japanese pharmaceutical wholesaler. Suzuken also owns 16.5% of Given Imaging’s Japanese subsidiary. Given Imaging’s sales in Japan in 2008 were lower than we expected. Consequently, Given Imaging agreed with Suzuken that it will become a non-exclusive distributor and Given Imaging appointed Fuji Medical Systems Co., Ltd., or Fuji Medical, an affiliate of Fuji Film Corporation, as a second non-exclusive distributor in this market. Given Imaging’s future growth in the Japanese market depends significantly on the success of its distributors and its ability to manage two non-exclusive distributors in the same territory. In addition, marketing Given Imaging’s other products in Japan will require additional, product-specific regulatory clearances. Generally, the process for obtaining marketing clearance for medical devices in Japan could range from twelve months, in the case of products with only very minor modifications from previous cleared product versions, to a few years, in the case of a completely new device. There is no assurance that Given Imaging will receive regulatory clearances in Japan for any of its additional products. Finally, Given Imaging’s main competitor in the field of capsule endoscopy is based in Japan and competition may be intense. If Given Imaging is unable to successfully market and sell its products in Japan for any of the foregoing or other reasons, one of Given Imaging’s significant potential growth opportunities will be materially and adversely affected.
Given Imaging’s reliance on single source suppliers could harm its ability to meet demand for the Given System in a timely manner or within budget. Given Imaging depends on single source suppliers for some of the components necessary for the production of the Given System and the Bravo pH monitoring product. For example, Given Imaging has sole suppliers for the imaging sensor and transmitter of its PillCam capsules and the data recorder unit of the Bravo system. If the supply of these components is disrupted or terminated, or if these suppliers are unable to supply the quantities of components that Given Imaging requires, Given Imaging may not be able to find alternative sources for these key components. Although Given Imaging maintains a strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for its products if supply is interrupted, and is subject to risk of loss due to catastrophic events such as fire at a storage facility. As a result, Given Imaging may be unable to meet demand for its products, which could harm its ability to generate revenues, lead to customer dissatisfaction and damage its reputation. If Given Imaging is required to change the manufacturer of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. Additionally, Given Imaging may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. The delays associated with the selection of a new manufacturer could delay Given Imaging’s ability to manufacture its product in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of Given Imaging’s product ceases operations or otherwise ceases to do business with Given Imaging, Given Imaging may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm Given Imaging’s ability to meet demand for the Given System in a timely manner or within budget.

Risks Affecting Our Holdings in NetVision
The risk factors affecting our holding in NetVision include, among others, the following noteworthy risk factors:
The market for the supply of Internet access services and value added services in Israel is very competitive. The supply of Internet access services requires a special license from the Israeli Ministry of Communications, whose policy is to encourage competition, and therefore does not place any material barriers to entry into the market. Since the beginning of 2004, competition in the market has focused on broadband Internet services. NetVision continues to experience increased competition in gaining broadband communication market share, mainly from companies such as 012 Smile Communications Ltd., or 012 Smile (Nasdaq:SMLC), and Bezeq International, as well as 018 Xphone Ltd. and Partner Communications Ltd. (Nasdaq:PTNR) which are both new to the market. To the best of NetVision’s knowledge, additional companies are considering entry into the Internet connectivity (ISP) market (among them HOT Communications Systems Ltd. (TASE:HOT) and cellular operators (in addition to Partner). As of December 31, 2008, NetVision estimates that it held approximately 36% of the broadband Internet communications market in Israel. Competition from existing and new competitors may require NetVision to reduce their tariffs and increase its subscriber acquisition and retention costs as a result of which NetVision’s results of operations could be adversely impacted.
The market for the supply of international telephone services in Israel is very competitive. The market for international telephony services, in which NetVision operates, is very competitive. The two major competitors are Bezek International and 012 Smile. To the best of NetVision’s knowledge, a number of cellular operators in Israel intend to enter this field as soon as the Ministry of Communication regulations allow it. Such competition may result in a decrease in prices and/or decrease in the available market share, which will negatively affect NetVision’s results of operations. Based on information received from the Israeli Ministry of Communications, there has recently been a decrease in the amount of international telephony activity. NetVision believes that the decrease is mainly due to the current financial and economic crisis as well as use of alternate technologies, such as Voice over Internet Protocol, or VOIP, which circumvents the need to use an international telecommunications provider, to conduct international calls. If VOIP technology continues to improve, customers may choose VOIP over the more “traditional” telephone technology which may significantly decrease NetVision’s overall international telephone market share and adversely impact NetVision’s results of operations in the international telephony area. The decrease has currently not had a significant impact on the results of operation of NetVision but if the decrease continues and/or becomes more significant, it may have significantly impact NetVision’s results of operation.
NetVision invests in infrastructure and technology which could require significant capital resources. NetVision is required annually to invest significant amounts of cash flow in infrastructure and technology, including in rights of use in communications cables. The main reason for the increase of investments is the increase in the use by customers of greater bandwidth which demands the regular acquisition of significant additional capacity, therefore NetVision’s capacity expenses increase significantly. In addition, development of the market and changes in the customers’ habitual use (e.g., Web TV, video), require large investments in upgrading equipment, in expanding the infrastructure and entrance of NetVision into activities which are outside its core business. These investments could require significant capital resources.

NetVision relies on certain third-parties’ infrastructures. NetVision relies on certain third-party service providers including local and long distance telecommunications companies, such as Bezeq — The Israel Telecommunications Corp. Ltd., or Bezeq, Med Nautilus, and HOT Communications Systems Ltd. for leased lines and connectivity to their infrastructures. If NetVision’s subscribers’ access to these telecommunications infrastructures is disrupted for any reason, including as a result of damages to these telecommunications infrastructures, changes in the terms of the service supply agreements, breach of the agreements by such third parties, provision of defective infrastructure, or regulatory changes, the services that NetVision provides to their subscribers would be significantly impacted and could result in a substantial reduction in Internet access volume and revenue. Furthermore an increase in the cost of access to these telecommunications infrastructures could also adversely impact NetVision’s results of operations.
In addition, NetVision relies on the supplier of its network switch, Nortel Network Israel (Sales and Marketing) Ltd., or Nortel, for the support and maintenance of hardware and software related to the network switch. The network switch enables NetVision to provide international telephone services. Nortel is currently the sole supplier capable of supplying the majority of these services. Recently, liquidation proceedings were instituted against Nortel. If Nortel were to cease activities or if its engagement with NetVision were to be terminated, NetVision’s ability to provide international telephony services can be significantly impacted, thereby adversely impacting NetVision’s results of operations.
Israeli Telecommunications companies are exposed to consumer class action lawsuits. NetVision serves numerous subscribers on a daily basis. As a result of the scope and magnitude of its operations, NetVision is subject to the risk of a large number of lawsuits, including class action lawsuits, by consumers. Currently, NetVision has several pending lawsuits, some of which were submitted with requests to approve the claims as class actions. These actions may be costly to defend and could result in significant judgments against NetVision. The Israeli Class Actions Law, 2006 and the 2005 amendment to the Israeli Consumer Protection Law, 1981 include provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to any damages allegedly incurred prior to the effective date of these laws, and reduce the minimal requirements for certification of a class action lawsuit and the qualifications required to be a lead plaintiff in a class action lawsuit. These laws may increase the number of requests for certification of class actions against NetVision and its legal exposure and legal costs in defending against such suits, which as a result may materially and adversely affect their financial results.
Damage to one or more of NetVision’s principal facilities may significantly impact the company’s ability to provide services. NetVision’s facilities are at risk of damage whether as a result of deliberate acts on the part of hostile parties (due, for example, to political and military conditions in Israel), natural causes, or damage to the infrastructure of other license holders. Damage to one of NetVision’s principal facilities or infrastructure may significantly impact NetVision’s ability to provide services to its subscribers, and may require significant capital resources in reconstructing damaged infrastructure or acquiring new infrastructure, and thereby adversely impacting NetVision’s results of operations.

Conflicts of interest may arise between NetVision and other IDB group companies. Other companies affiliated with the IDB group of companies operate in fields related to NetVision’s field of operations, and may therefore pose competition. It is possible that controlling parties in the IDB group, as major shareholders, may be in conflict of interest in connection with the operations of these companies.
Item 4. Information on the Company
A. History and Development of the Company
We are a high technology operational holding company that operates through subsidiaries and affiliated companies referred to as our group companies. Our group companies include both publicly traded and privately held companies. Elron’s group companies currently comprise of a group of publicly traded and privately held companies primarily in the fields of medical devices, information and communications technology, clean technology and semiconductors.
Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israeli-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off. In addition, some of our group companies grew out of our subsidiary, RDC, established by us (through our subsidiary, DEP) together with Rafael, the largest research and development organization of Israel’s Ministry of Defense, pursuant to an agreement with Rafael. According to such agreement, RDC has first rights to exploit commercially certain technologies of Rafael in non-military markets, which rights are dependent primarily upon RDC’s identification of new and existing military technology developed by Rafael, for commercial exploitation in non-military markets. Given Imaging and Galil Medical Ltd., or Galil Medical, are examples of companies that grew out of this cooperation with Rafael. In December 2007, Elron, DEP and RDC entered into an agreement amending the then existing agreement pertaining to rights granted to RDC to commercialize certain technologies of Rafael and settling the litigation with Rafael regarding the agreement. See “Item 3 - Key Information — Risks Affecting Us and the Companies in Our Group.”
Our goal is to build and realize value for our shareholders through the sale of a portion or all of our holdings in, or the issuance of shares by, any of our group companies, while simultaneously seeking opportunities, as appropriate, to acquire or invest in new and existing companies at different stages of development including early stage and more mature companies, and building our group companies. We believe that this strategy provides the ability to increase shareholder value as well as capital to support the growth of our group companies and to invest, as appropriate, in new opportunities.
In the circumstances of the current economic and financial crisis, our attention and financial resources are currently focused on our existing group companies.

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
Both our legal name and our commercial name is Elron Electronic Industries Ltd. We were incorporated in Israel in 1962. The principal legislation under which we operate is the Israeli Companies Law, 1999. Our shares are publicly traded under the symbol “ELRN” on the Nasdaq and on the TASE. Elron’s corporate headquarters and registered office is located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: elron@elron.com. Our web site address is www.elron.com. Information contained on our web site is not part of this Annual Report.
The following are significant transactions and events which we and our group companies have completed or which took place since January 1, 2008, in chronological order:
•
Agreement with Rafael and settlement of claim by Rafael against Elron’s subsidiaries, DEP and RDC. On December 30, 2007, Elron, DEP, RDC and Rafael signed an agreement (the “Addendum”) effective as of January 1, 2008, which was subsequently approved by the court. The Addendum amended the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael, and settled a claim filed by Rafael in September 2006 against DEP and RDC. Pursuant to the Addendum, RDC’s rights to commercialize certain technologies of Rafael will continue without time restrictions. In January 2008 we made a one-time investment in RDC of $4 million and are committed to make further investments of $0.75 million in RDC for each company established by RDC based on Rafael’s technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves other issues which will facilitate cooperation between the parties. In 2008, RDC established two new companies, each of which is based on Rafael’s technologies following which and in accordance with the terms of the Addendum, in the fourth quarter of 2008, Elron invested an additional $1.5 million in RDC.

27

•
Investment in Medingo. In February 2008, Medingo received the second installment in the amount of $12.5 million out of the total amount of approximately $29.0 million raised in November 2007. Medingo is developing a miniature insulin pump for diabetic patients. As part of the financing round RDC, our 50.1% held subsidiary, invested $18 million, we invested $6.1 million (including $4.2 million resulting from the conversion of convertible loans previously granted to Medingo) and a U.S. venture capital fund together with other investors invested $5.1 million. As a result of the above transaction, we and RDC hold 7% and 70%, respectively, of Medingo’s shares on a fully diluted and on an as converted basis (or 42%, representing Elron’s direct and indirect fully diluted share (through RDC). In February 2009, the shareholders of Medingo signed a convertible loan agreement in the aggregate amount of $5.5 million, to be advanced in two installments. The first installment in the amount of $1.2 million, of which Elron’s share was approximately $0.1 million and RDC’s share was approximately $1.0 million, was advanced immediately and the second installment in the amount of $4.3 million, of which Elron’s share was approximately $0.4 million and RDC’s share was approximately $3.6 million, was advanced during April 2009.

•
Investment in Wavion. In March and June 2008, Elron together with another shareholder of Wavion, in accordance with an agreement signed in August 2007, invested the second and third installments of a previous financing round. Each installment was in the amount of $3.2 million of which Elron invested in each approximately $2.0 million as a result of which we commenced consolidating Wavion as of March 31, 2008. In addition, simultaneously with the second installment, Elron together with such other shareholder purchased all the shares then held by a former shareholder in Wavion, of which Elron purchased 75% of such purchased shares. Following the above transactions, we held approximately 57% of Wavion’s share capital on a fully diluted and on an as converted basis.

In December 2008, we, together with another shareholder of Wavion invested an additional $3.0 million, of which we invested $1.9 million. The investment was made in four installments, of which the first installment was invested immediately, the other three installments were invested during the period February to June, 2009. The above transactions did not affect our holding percentage in Wavion.
•
Impliant Inc. In March 2008, we and other existing shareholders of Impliant granted a convertible loan in the amount $10 million to Impliant in two installments of which we granted $6 million and as a result of which we commenced consolidating Impliant as of March 31, 2008. The first installment in the amount of $5 million was invested immediately (of which we granted $3 million) and the second installment was invested in June 2008 following completion of a certain milestone event by Impliant.

On June 4, 2009 the majority lenders of Impliant initiated a recapitalization of Impliant and a conversion of the first $5 million of these loans into the most senior preferred stock of Impliant. Following the above transactions, we will hold approximately 39% of Impliant’s share capital on a fully diluted and on an as converted basis. The recapitalization is expected to be completed by the end of the second quarter of 2009.
•
Investment in Pocared. In March 2008, we granted Pocared a convertible loan in the amount of $5.0 million out of an aggregate amount of $14.0 million. The balance of the loan was granted by other existing shareholders of Pocared and a new investor. The loan was advanced in two equal installments, the first installment was paid immediately and the second installment was advanced during June 2008.

During April 2009, Pocared completed a financing round of $6.6 million. The financing round was funded in two installments. The first installment in the amount of $4.5 million, of which Elron’s share was $1.6 million, was advanced immediately and the second installment in the amount of $2.1 million, of which Elron’s share was $0.8 million, was advanced later that same month. Following the above transaction, we hold approximately 29% of Pocared’s share capital on a fully diluted and on as converted basis.
•
Tender Offer to Purchase Given Imaging Shares. On June 20, 2008 we completed a tender offer to purchase 1,462,640 ordinary shares of Given Imaging, representing 5% of Given Imaging’s issued outstanding shares, for $16.54 per share in the aggregate amount of $24.5 million (including approximately $0.3 million related costs). After the transaction, Elron’s direct and indirect share (through RDC) in Given Imaging increased to approximately 27.8% of Given Imaging’s issued and outstanding shares (or a 32.4% beneficial ownership). DIC holds 16.1% of Given Imaging. Therefore, we together with DIC and RDC hold approximately 48.5% of the issued and outstanding shares of Given Imaging.

•
Investment in BrainsGate. In August 2008, BrainsGate completed a financing round of $27.5 million. The round was initially an internal financing round (which was signed in January 2008) of $12.5 million of which we invested approximately $5.5 million. The financing round was extended in August 2008 by an additional $15.0 million of which $12.5 million was invested by Johnson & Johnson Development Corporation joined by VC-Fund Agate Medical Investments LP and the balance by existing shareholders, of which we invested an additional $1 million. Following payment of all aggregate investments, we hold approximately 21% of BrainsGate on a fully diluted and on an as converted basis.

•	Tender Offer to Purchase Starling Convertible Debentures.
During October 2008, we purchased convertible interest-bearing debentures (“Convertible Debentures”) of Starling at a price of NIS 0.90 (approximately $0.26) for each Convertible Debenture par value NIS 1.00 for a total amount of approximately NIS 16 million (approximately $4.4 million). Of this total amount an amount of NIS 6.9 million (approximately $2.0 million) was purchased in private transactions, and the remainder of NIS 9.1 million (approximately $2.4 million) was purchased in a tender offer that was completed in October 2008. Following such purchases, we hold Convertible Debentures representing approximately 62% of the Convertible Debentures’ par value. In addition, on October 24, 2008 in order to finance Starling’s ongoing business operations, we and RDC extended a loan to Starling in the amount of $2 million. The loan was repaid following the release of the proceeds of the Debentures.
In May 2009, in order to further finance Starling’s ongoing business operations, we and RDC agreed to extend a further loan to Starling in the amount of up to $2.6 million, of which our share was $1.2 million, in two installments, the first of which in the amount of $0.65 million was transferred on May 28, 2009.
•
Merger of Galil Medical. On November 10, 2008, Galil Medical Ltd., held 29% by us and RDC (or 21% by Elron directly and indirectly), announced that it signed a definitive merger agreement with Endocare, Inc. (Nasdaq:ENDO). Galil and Endocare announced that the terms of the definitive merger agreement called for a stock-for-stock merger transaction. In a June 5, 2009 letter to Galil, Endocare purported to terminate the merger agreement by asserting that conditions to closing the merger had become incapable of fulfillment because the U.S. Federal Trade Commission (“FTC”) had refused to close its ongoing examination of the merger. Galil has rejected that assertion, noting that discussions with the FTC Commissioners and Staff were continuing. On June 8, 2009, Endocare announced that it had terminated the merger agreement and announced further that HealthTronics, Inc. had agreed to acquire Endocare. Galil Medical has filed separate law suits in the Delaware courts against each of Endocare and HealthTronics, Inc. in connection with Endocare’s purported termination of the merger agreement between Galil and Endocare and HealthTronics, Inc.’s proposed acquisition of Endocare. There is no assurance as to the outcome of these suits.

•
Dividend Distribution by Given Imaging. On February 10, 2009, Given Imaging declared a special cash dividend of approximately $0.54 per share, or $16.0 million in the aggregate, of which our and RDC’s share was approximately $3.7 million and $1.4 million, respectively. Payment of this dividend was distributed on March 10, 2009.

•
NetVision Dividend Distribution. On March 10, 2009, NetVision declared a special cash dividend of approximately NIS 3.08 per share (approximately $0.74), or NIS 90 million (approximately $21.5 million), in the aggregate, of which Elron’s share was approximately NIS 14.2 million (approximately $3.4 million). Payment of this dividend was distributed on April 7, 2009.

•
Sale of Interest in 3DV. On June 2, 2009 we announced that 3DV completed the sale of substantially all of its assets to a third party. Pursuant to the terms of the definitive agreement, following the payment of certain expenses, proceeds to be distributed to Elron and RDC are expected to be up to approximately $3 million and $4 million, respectively and we expect to record a gain of between approximately $4 million and $5 million in the second quarter of 2009.

The following are the significant investments and divestitures that we and our group companies completed in 2006 and 2007, in chronological order:
•
$14 Million Investment in Ellara. On June 8, 2006, Ellara Ltd. (formerly known as A.M.T. Advanced Metal Technologies), or Ellara, completed a $14 million financing led by Shamrock Israel Growth Fund, an Israeli private equity fund, pursuant to which we invested an aggregate of $5 million in the financing round in which other existing shareholders also participated. Following the transaction, we held approximately 34% of Ellara on an as-converted basis.

In September 2008, Ellara was sold to a private Israeli company.
•
Purchase of Shares of Given Imaging. In August 2006, we purchased, in a series of open market transactions, approximately 540,000 ordinary shares of Given Imaging for an aggregate purchase consideration of approximately $10 million. As a result of the transactions, our beneficial ownership of Given Imaging increased to approximately 26.0% and our direct and indirect ownership interest in Given Imaging increased from approximately 19% to approximately 20%. In parallel transactions, DIC purchased the same number of shares of Given Imaging for the same aggregate consideration, increasing its holding in Given Imaging from approximately 12% to approximately 14.3% of Given Imaging.

•
Investment in Atlantium. In October 2006, we completed a new investment of $10 million in Atlantium Technologies Inc., or Atlantium. Following the transaction, we held approximately 31% of Atlantium. In June 2008, we invested an additional $3.6 million in Atlantium following which we held approximately 33% of Atlantium.

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

•
Sale of Interest in Oncura and Acquisition of Urology-Related Cryotherapy Business. In December 2006, Galil Medical completed the sale of its 25% interest in Oncura, Inc., or Oncura, to Oncura’s 75% shareholder and acquired Oncura’s urology- related cryotherapy business from Oncura for a net amount paid by Galil Medical of $20 million.

31

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

•
Sale of Remaining Partner Shares. In December 2006, we completed the sale of all our remaining shares of Partner, constituting approximately 2.5% of Partner Communications Ltd.’s outstanding share capital, to several Israeli institutional investors for approximately $40 million. This followed the purchase of additional Partner shares in April 2006 then constituting 0.6% of Partner’s then outstanding shares from Polar Communications Ltd., one of the other founding shareholders of Partner, for approximately $5.3 million.

As a result of the sale of our Partner shares, we recorded a net (after tax) gain in 2006 of approximately $21.2 million.
•
Merger of NetVision, Barak and GlobCall. In January 2007, NetVision completed its merger with Barak, then a subsidiary of Clal Industries & Investments Ltd. or, CII, and the merger with GlobCall Communications Ltd., then a subsidiary of DIC, or GlobCall. Following the merger, our holding in NetVision reduced to approximately 18% from approximately 36%, resulting in a gain for Elron of approximately $9.1 million (net of tax) recorded in the first quarter of 2007. As part of the merger, we entered into a shareholders agreement with DIC and CII and into a separate agreement with DIC concerning, among other things, the appointment of directors. During 2007, NetVision raised in two private placements an aggregate amount of approximately NIS 112.2 million (then approximately $28.0 million). As a result, our holding in NetVision decreased to approximately 16%.

•
Purchase of 2.5% of Ordinary Shares of Given Imaging. In May, 2007, we completed the purchase of 2.5% of the ordinary shares of Given Imaging in a series of open market transactions for an aggregate purchase consideration of approximately $18.7 million. As a result of the transactions, we beneficially owned approximately 27% of the outstanding shares representing all shares owned by us and RDC; and our direct and indirect ownership interest in Given Imaging, increased to approximately 23%. In parallel transactions, DIC also purchased 2.5% of the ordinary shares of Given Imaging for the same aggregate consideration, increasing its holding in Given Imaging to approximately 16%. Following these transactions, we, DIC and RDC together held approximately 43.5% of the ordinary shares of Given Imaging.

32

•
Sale of Carmiel Real Estate. On June 17, 2007, our wholly owned subsidiary, Elbit, completed the sale of its real estate in Carmiel, Israel for approximately $11.6 million. As a result of the sale, we recorded a gain net of tax of $4.1 million in the second quarter of 2007.

•
Investment in Pocared. In June 2007, we completed a new investment of approximately $5.35 million, in two tranches, in Pocared Diagnostics Ltd., or Pocared. The aggregate financing round of $10.7 million was led by us and Vitalife. As a result of our aggregate investment, we held approximately 23% of Pocared’s outstanding shares.

•
Initial Public Offering of Starling on the TASE. On June 13, 2007, Starling completed its initial public offering on the TASE for the sale of shares and convertible securities in consideration for aggregate net proceeds of approximately NIS 57 million (approximately $14 million), approximately half of which consisted of convertible interest-bearing debentures, the proceeds of which will be used by the company upon achieving certain milestones. We invested approximately $4 million as part of the offering. In addition, immediately prior to the offering, existing shareholders of Starling, including us and RDC, converted shareholder loans in the amount of approximately $6.5 million. Following the offering, as of June 13, 2007, we beneficially owned approximately 68% of the outstanding shares representing all outstanding shares of Starling owned by us and RDC, or approximately 50% representing our direct holding and our share in the holding of RDC.

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
Our group companies are:

Information and
Communication
Medical Devices	Technology	Semiconductors	Clean Technology
Given Imaging	NetVision	ChipX	Atlantium
Medingo	Teledata	Jordan Valley	AqWise
Galil Medical	Wavion	SELA	BPT
NuLens	Starling
Brainsgate	Safend
Pocared	RADLIVE
Impliant	PlyMedia
Notal	Actysafe
SyncRx	Xsights
Kyma

1. Medical Devices
Our activities in the field of medical devices consist of our holdings in the following companies:
•
Given Imaging, in which we beneficially own approximately 48.5% of the outstanding shares, representing all shares owned by us, RDC and DIC (which we may be deemed to beneficially own as a result of the voting agreement between DIC and us), or approximately 32.4%, representing our direct holding together with RDC’s holding or 27.8% representing our direct holding and our share in the holding of RDC;

•
Medingo, in which we beneficially own approximately 92% of the outstanding shares representing all shares owned by us and RDC, or 51% representing our direct holding and our share in the holding of RDC;

•
Galil Medical, in which we beneficially own approximately 29% of the outstanding shares, representing all shares owned by us and RDC, or approximately 21%, representing our direct holding and our share in the holding of RDC;

•	NuLens, in which we hold approximately 34% of the outstanding shares;
•	BrainsGate, in which we hold approximately 23% of the outstanding shares;
•	Pocared, in which we hold approximately 31% of the outstanding shares;
•	Impliant, in which we hold approximately 22% of the outstanding shares (46% assuming completion of the recapitalization and loan conversion by the end of the second quarter of 2009);
•	Notal, in which we hold approximately 22% of the outstanding shares;
•	Sync-Rx, in which we beneficially own approximately 84% of the outstanding shares representing all shares owned by RDC, or 42% representing our share in the holding of RDC; and
•	Kyma Medical Technologies Ltd., or Kyma, in which we hold approximately 41% of the outstanding shares.

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
Given Imaging’s principal product, which incorporates its core technology, is the Given System, a proprietary wireless imaging system that uses its disposable video capsules, referred to as the PillCam capsules. The PillCam video capsules are easily ingested by the patient and move naturally through the gastrointestinal tract without discomfort while wirelessly transmitting to a portable recorder, enabling gastroenterologists to view high quality video, images and data on RAPID workstations, utilizing Given Imaging’s proprietary RAPID software. Given Imaging believes that capsule endoscopy is a patient-friendly solution that addresses a significant market opportunity and overcomes many of the shortcomings of traditional diagnostic tools for gastrointestinal disorders.
In 2001, Given Imaging commenced marketing the Given System, Given Imaging’s capsule endoscopy platform, with the M2A capsule (which Given Imaging rebranded in 2004 as the PillCam SB capsule, or PillCam SB), for detection of disorders of the small bowel. As of December 31, 2008, Given Imaging had an installed base of nearly 4,900 Given Systems and had sold more than 870,000 PillCam SB capsules in over 60 countries worldwide.
Since November 2004, Given Imaging has been also marketing and selling the PillCam ESO capsule for visualizing the esophagus. In the first quarter of 2008, Given Imaging began marketing and selling PillCam ESO 2, its newest version of the esophageal capsule. Sales of the PillCam ESO capsules have been insignificant compared to sales of PillCam SB, primarily due to the lack of reimbursement coverage, as well as limited clinical data to support widespread use of this capsule.
PillCam COLON is the third video capsule that Given Imaging has developed. Given Imaging began selling the PillCam COLON in Europe only in the second half of 2007 following receipt of the CE mark permitting Given Imaging to market this product in the European Union. PillCam COLON has not yet received FDA clearance for marketing in the United States. In February 2008, the FDA determined that the PillCam COLON capsule is not substantially equivalent to any marketed device in the United States for visualization of the colon and therefore cannot be cleared for marketing in the United States, Given Imaging’s biggest market, through the 510(k) process. Given Imaging is currently developing an improved PillCam COLON capsule that it plans to submit for FDA clearance in the future once development and necessary clinical trials to attest to the safety and effectiveness of this capsule are completed. There can be no assurance that Given Imaging will be able to obtain FDA clearance for the PillCam COLON capsule, or even if it does, that this capsule will achieve widespread market acceptance as superior to existing technologies for visualization of the colon.

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
In December 2008, Given Imaging acquired the Bravo pH monitoring business from Medtronic. This is Given Imaging’s first acquisition since inception. The Bravo pH monitoring system is the only wireless, catheter-free pH test for Gastro Esophageal Reflux Disease, or GERD, and uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. pH testing is considered the gold standard for diagnosing GERD. Given Imaging believes that the Bravo pH monitoring system is a more patient-friendly test for GERD than catheter-based tests and is a synergistic and strategic fit with its innovative PillCam platform.
In March 2007, Given Imaging signed a cooperation agreement with Fuji Film Corporation. The goal of the agreement is to build closer collaboration between the companies in research and development, component sourcing, marketing and product distribution worldwide. Under the terms of the agreement, Given Imaging and Fuji Film collaborate to develop products and components for the gastrointestinal endoscopy and diagnostic field. The agreement also grants Fuji Film non-exclusive rights to distribute Given Imaging’s capsule endoscopy capital equipment including its RAPID workstation and data recorders, and small bowel products including PillCam SB, and AGILE Patency capsules in certain countries worldwide, which will be determined by the two companies on a case-by-case basis.
Given Imaging’s R&D efforts are focused primarily on developing new capsules to be used in the detection of abnormalities in the colon, improvements to its existing products and new technologies for future expansion of its product offering.
Given Imaging recorded revenues of $125.1 million in 2008, 112.9 million in 2007 and $95.0 million in 2006.
Third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002. Initially, all reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other indications and, as of December 31, 2008, most Medicare carriers and third party private payors, with a total insured population in the United States of approximately 209 million individuals, also covered capsule endoscopy of the small bowel for suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies. Most of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System and some may require prior authorization. Several third-party payors issued new or updated policies that do not require endoscopy procedures prior to performing small bowel capsule endoscopy for patients with suspected Crohn’s disease. As of December 31, 2008, approximately 39 million individuals in the United States had coverage under these new or updated policies. As of December 31, 2008, approximately 42 million individuals had reimbursement coverage for capsule endoscopy of the esophagus using Given Imaging’s PillCam ESO capsule to evaluate esophageal varices in patients diagnosed with cirrhosis of the liver, a chronic liver disease, and approximately 250 million individuals in the United States had reimbursement coverage for the Bravo pH monitoring procedure. In Europe, the population with reimbursable access to small bowel capsule endoscopy at the end of 2008 was approximately 226 million, compared to approximately 166 million at the end of 2007. Outside the United States, there is no meaningful reimbursement coverage for the Bravo pH system.
Given Imaging currently markets and sells the Given System through a combination of (i) direct sales through its subsidiaries and (ii) independent distributors in over 60 countries. Currently, Given Imaging markets the Given System directly in Australia, Canada, France, Germany, the United States and Israel. Direct sales accounted for 75.4% of Given Imaging’s revenues in 2008.
In addition to Given Imaging’s direct markets, it markets and sells its products in more than 60 other countries through local distributors or representatives. Sales to Given Imaging’s local distributors worldwide, including Japan, accounted for approximately 24.6% of its revenues in 2008.
In Japan, Given Imaging operates through Given Imaging, K.K., its Japanese subsidiary, that was established as a joint venture with Marubeni Corporation and Suzuken Co., Ltd. to commercialize the Given System in Japan. Marubeni is one of Japan’s largest trading companies and Suzuken is a large Japanese pharmaceutical wholeseller. Currently, Marubeni and Suzuken own together an aggregate of approximately 31% interest in this entity and Given Imaging has an approximately 69% controlling interest. Given Imaging received regulatory clearance to market its RAPID workstation and PillCam SB capsule in Japan in April 2007. Additionally, effective October 1, 2007, Japanese authorities announced initial reimbursement coverage for procedures using the PillCam SB capsule for small bowel indications with obscure bleeding. This reimbursement covers the entire adult population in Japan. During 2007 and 2008 Suzuken acted as the exclusive distributor of Given Imaging K.K. in Japan. Given Imaging’s sales in Japan in 2008 were lower than expected. Consequently, Given Imaging agreed with Suzuken that it will become a non-exclusive distributor and Given Imaging appointed Fuji Medical Systems Co., Ltd., or Fuji Medical, an affiliate of Fuji Film Corporation, as a second non-exclusive distributor in this market.
The Given System consists of three principal components: (i) a single use, disposable PillCam color-imaging capsule that is ingested by the patient; (ii) a portable data recorder and an array of sensors that are worn by the patient; and (iii) a dedicated computer workstation with proprietary RAPID software for downloading, processing and analyzing recorded data. The manufacture of the PillCam capsules is a complex process involving a number of separate processes and components. Given Imaging’s manufacturing process consists primarily of assembling externally purchased components and sub-assemblies in an environmentally controlled area. After assembly, the capsules are inspected and packaged.

Given Imaging manufactures the PillCam capsules at its facilities in Yoqneam, Israel. Two production lines are used to manufacture the PillCam SB capsule, and one is used to manufacture the PillCam ESO capsule. Given Imaging also has one production line that it uses to manufacture the PillCam COLON and one production line it uses for its AGILE Patency capsule. Given Imaging also installed for back-up purposes one semi-automated production line for the PillCam SB capsule at a facility in Ireland. Given Imaging believes it has adequate capacity to manufacture capsules needed to satisfy estimated demand for the foreseeable future.
Given Imaging designed its portable data recorder, sensor array and their related accessories. The components of the data recorders are manufactured externally and assembled and tested at Given Imaging’s facilities. Sensor arrays are manufactured and assembled externally and tested at Given Imaging facilities. The computer workstation is specially configured in accordance with Given Imaging specifications and is pre-loaded with Given’s proprietary RAPID software. Given Imaging’s R&D activities are conducted internally by its R&D staff, primarily at its facilities in Yoqneam, Israel.
Three companies control the major portion of the worldwide gastrointestinal traditional endoscopy market. These companies, Olympus Corporation (“Olympus”), Hoya (Pentax) and Fuji Film, have marketed and sold flexible endoscopic equipment for many years. Olympus has been marketing and selling a competing capsule endoscopy system in Europe and Australia since October 2005. In September 2007, Olympus received FDA clearance to market its capsule endoscopy system and small bowel capsule in the United States and in September 2008, Olympus also received regulatory clearance to market its capsule endoscopy system in Japan. In addition to Olympus, a Chinese company is selling its capsule endoscopy systems in China and other Asian countries at lower prices than Given Imaging’s system and presented its systems at industry trade shows outside Asia. Finally, according to publicly available information, in 2007 a South Korean company began selling a competing system in Korea as well as in Europe and Australia, and has intensified marketing and selling efforts in these regions in 2008.
Given Imaging acquired the rights to its first U.S. and Israeli patents in January 1998 under a technology purchase and license agreement with Rafael. These patents expire in January 2014 and January 2015, respectively. In addition, Given Imaging holds 147 additional issued patents in the United States, Australia, Canada, China, France, Germany, India, Israel, Italy, Japan, South Korea, Spain, Taiwan, and the United Kingdom, all of which covering different elements of its technology and expire between 2017 and 2025. Given Imaging also holds six utility models in Japan, one utility model in South Korea, and nine utility models in Germany. As of December 31, 2008, Given Imaging had more than 550 pending patent applications worldwide based on approximately 185 priority applications relating to various elements and functions of its product and enhancements.
In March 2004, the U.S. Patent and Trademark Office, or USPTO, notified Given Imaging that it would conduct a reexamination of some of the claims in its first U.S. patent, known as the ‘531 patent, pursuant to a request submitted by Olympus Corporation. In April 2006, the USPTO issued a decision confirming the validity of 13 of the original 17 claims of the ‘531 patent. In September 2006, Given Imaging appealed the rejection of the other four claims. On February 18, 2009, the USPTO conducted a hearing relating the appeal and recently affirmed the examiners’ decision to reject the four rejected claims.

On June 17, 2008, Given Imaging announced that it has signed a final agreement with Olympus for the settlement of the patent litigation between the two companies in the United States. The agreement includes certain worldwide royalty-free cross-licenses under all existing patents of the other party for its respective capsule endoscopy products existing as of the settlement date, a release of all past causes of action and a payment of $2.33 million by Olympus to Given Imaging.
Given Imaging’s offices are located in Yoqneam, Israel. As of May 31, 2009, Given Imaging had approximately 485 employees.
Medingo
Medingo was established by RDC in November 2005 to develop, manufacture and market medical devices aimed to improve the quality of life for people living with diabetes. Medingo’s flagship product is the Solo™ Insulin Micro-Pump — a tiny, tubeless, stand-alone insulin infusion device combined with a remote control designed to personalize certain pump parameters to each individual patient’s needs. The system is convenient, easy to use, discreet and more cost-effective than standard insulin pumps. A second product, Tango™, designed to sense glucose continuously and dispense insulin from a single patch, is under currently development.
In January 2009, Medingo filed its 510(k) submission for the Solo™ System to the FDA and currently anticipates clearance in the second half of 2009. In addition, Medingo currently intends to seek ISO certification and CE Mark in the second half of 2009.
Medingo has seven patents issued and 115 pending patent applications.
The continued operations of Medingo are dependent upon raising additional financing.
Medingo’s offices are located in Yoqneam, Israel. As of May 31, 2009, Medingo had 68 employees.
Galil Medical
Galil Medical, an Israeli company established by RDC in 1997, is a provider of minimally invasive temperature-based therapies for the treatment of benign and malignant diseases. Since 1999, Galil Medical has been focused on developing products to address specific urologic diseases, including prostate and kidney cancer.
Galil Medical is also focusing on developing minimally invasive cryotherapy solutions for oncological and women’s health conditions. On November 10, 2008, Galil medical announced that it signed a definitive merger agreement with Endocare, Inc. (Nasdaq: ENDO). Galil and Endocare announced that the terms of the definitive merger agreement called for a stock-for-stock merger transaction. In a June 5, 2009 letter to Galil, Endocare purported to terminate the merger agreement by asserting that conditions to closing the merger had become incapable of fulfillment because the FTC had refused to close its ongoing examination of the merger. Galil has rejected that assertion, noting that discussions with the FTC Commissioners and Staff were continuing. On June 8, 2009, Endocare announced that it had terminated the merger agreement and announced further that HealthTronics, Inc. had agreed to acquire Endocare. Galil Medical has filed separate law suits in the Delaware courts against each of Endocare and HealthTronics, Inc. in connection with Endocare’s purported termination of the merger agreement between Galil and Endocare and HealthTronics, Inc.’s proposed acquisition of Endocare. There is no assurance as to the outcome of these suits.

Galil Medical’s intellectual property consists of intellectual property received from Rafael and intellectual property developed by Galil Medical’s R&D team. Galil Medical has 33 patents and 66 pending applications.
Galil Medical recorded revenues of $24.7 million in 2008, $25.6 million in 2007 and $8.5 million in 2006 (or $20.0 million on a pro forma basis including Oncura’s acquired cryo business).
In the event of the non-completion of the merger, the continued operations of Galil Medical will be dependent upon raising additional financing.
Galil Medical’s headquarters and its R&D and manufacturing facilities are based in Yoqneam, Israel. Galil Medical sells its products worldwide through a direct sales force and through distributors.
As of May 31, 2009, Galil Medical had approximately 111 employees worldwide.
NuLens
NuLens, established in September 2002, operates in the field of intra-ocular lenses, or IOLs, mainly for the treatment of cataracts, presbyopia and low vision. NuLens is focused on developing an accommodating IOL capable of restoring spectacle-free vision at all distances (near, intermediate and distance). In May 2006, NuLens initiated clinical (pilot) human trials in Spain with the NuLens IOL prototype focusing on safety and efficacy. Additional clinical (pilot) human trials to assess IOL suitability for low vision and cataract patients commenced in 2008 outside the United States and are continuing in 2009.
NuLens has 6 patents and 62 pending patent applications.
NuLens’ offices are located in Herzliya, Israel. As of May 31, 2009, NuLens had 19 employees.
NuLens is currently in the development stage and has not commenced sales. NuLens will require additional resources to complete its clinical trials and to finance its operations.
BrainsGate
Established in 2000, BrainsGate is a medical device company that develops innovative therapies for patients suffering from Central Nervous System (CNS) diseases. BrainsGate’s platform technology involves electrical stimulation of the spheno-palatine ganglion (SPG) to augment cerebral blood flow and to increase the permeability of the blood-brain barrier (BBB).

Exploring several applications for its technology, BrainsGate is currently focusing on the treatment of acute ischemic stroke. Other potential applications include vascular dementia, drug delivery into the Central Nervous System and Alzheimer’s disease.
BrainsGate has developed the NeuroPath™ System, based on a miniature electrode implanted at the roof of the mouth using a minimally invasive, simple procedure.
BrainsGate recently completed an extended pilot clinical trial for its leading application — treating acute ischemic stroke with a therapeutic window of 24 hours from onset, focusing on safety and efficacy. In early 2009 BrainsGate launched its multi-center pivotal trial of the NeuroPath. BrainsGate is in the final stages of a second pilot study for its vascular dementia application.
BrainsGate has five patents and over 25 pending provisional and patent applications.
BrainsGate is headquartered in Caesarea, Israel. As of May 31, 2009, BrainsGate had 28 employees.
BrainsGate is currently in the development stage and has not commenced sales. BrainsGate will require additional resources to complete its clinical trials and to finance its operations.
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
Pocared’s has 8 pending patent applications.
Pocared is headquartered in Omer, Israel. As of May 31, 2009, Pocared had 8 employees. Most of Pocared’s research and development is outsourced to a third party.
Pocared is in advanced stages of the development of its product and has not commenced sales. The continued operations of Pocared are dependent upon raising additional financing.

Impliant
Impliant, which began its activities in 1999, is engaged in the development of novel spine arthroplasty solutions for motion preservation. The company’s flagship device, the TOPS™ System -Total Posterior Arthroplasty System, is a motion preservation device alternative to fusion.
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
Impliant began a clinical pilot with the device in January 2005 and expanded the study to a multi-center study at the end of 2005. In the middle of 2006, Impliant received a CE for the TOPSTM System in Europe.
In addition to the single level TOPS™ System, Impliant has developed a broad family of motion preservation devices including: the Versafix System™ for multi-level pathologies that require a combination of fusion construct at one level and a motion device at the adjacent level.
In August 2006, the company received FDA approval to begin a pivotal Investigational Device Exemption, or IDE, study that it commenced in the second half of 2006 and voluntarily suspended the study in September 2007 following a device-related failure. Following the failure, Impliant conducted a thorough investigation of the device and its surgical technique that led to minor design modifications to the implant. In May 2008, the company received FDA approval to continue the IDE study on 20 patients.
Impliant’s headquarters are located in Princeton, New Jersey, with R&D activities taking place in Ramat Poleg, Israel. As of May 31, 2009, Impliant had 29 employees.
Impliant has three issued USPTO patents, 12 continuations, 13 pending patent applications.
Innomed, a seed stage medical device venture capital fund in which we hold 14%, holds 9% of the outstanding shares of Impliant and in the event a recapitalization should occur Innomed will hold 3% of the outstanding shares of Impliant.
Impliant is currently in the development stage and has not commenced sales. The continued operations of Impliant are dependent upon raising additional financing.

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

•	Safend, in which we hold approximately 27% of the outstanding shares;
•	RADLIVE, in which we hold approximately 29% of the outstanding shares;
•	PLYmedia, in which we hold approximately 28% of the outstanding shares;
•	XSights in which we beneficially own approximately 100% of the outstanding shares representing all shares owned by RDC, or approximately 50%, representing our share in the holding of RDC; and
•	Actysafe, in which we beneficially own approximately 100% of the outstanding shares representing all shares owned by RDC, or approximately 50%, representing our share in the holding of RDC.
The following is a description of our main group companies in the ICT field:
NetVision
NetVision is a central provider of communication services in Israel. NetVision’s activities focus on three principal activities: (a) Internet connectivity (ISP) and related services and products; (b) international telephony services; and (c) network end point services and local telephony services. In addition, NetVision provides secondary services which consist of content and electronic commerce services, establishment and supply of applications of Internet and development of solutions of software (custom applications,) as well as operation of the Call Center for interested organizations.
On May 19, 2005, NetVision completed its initial public offering on the TASE. In January 2007, NetVision completed the merger with Barak I.T.C (1995) International Telecommunications Services Corp Ltd. or, Barak, a subsidiary of CII, and the merger with GlobCall Communications Ltd., or GlobCall, a subsidiary of DIC. Following these mergers, NetVision reorganized its business activities under 013 NetVision Ltd.
During 2007, NetVision raised an aggregate amount of approximately NIS 112.5 million (then approximately $28.0 million) in two private placements.

NetVision’s total revenues were $324.7 million in 2008, $301.7 million in 2007 and $316.3 million in 2006, all based on the NIS-U.S. Dollar representative rate of exchange as of December 31, 2008 of NIS 3.802 equal to $1.00. The revenues for the years 2008 and 2007 were recorded in accordance with International Financial Reporting Standards, or IFRS, and the revenues for the year 2006 were recorded in accordance with Israeli GAAP.
NetVision’s activities in the Internet area focus on providing Internet connectivity and related services and products, establishment and supply of Internet-based applications, technical support services and database services — creation of designated database networks (DATA) and sale of broadband services as well as information security services, anti-virus protection and website filtering services. NetVision estimates that in 2008, its share of the Internet connectivity market in Israel was approximately 36%. NetVision’s broadband customer base at December 31, 2008 was approximately 566,000 compared to 533,000 at December 31, 2007.
NetVision’s activities in the international voice telecommunication services area focus on outgoing and incoming calls, carrier services to other telecommunication service providers in Israel and abroad and related services. Until February 2007, NetVision provided international telephone services through its 017 prefix. The Israeli Ministry of Communications conditioned the approval of NetVision’s merger with Globcall and Barak on NetVision ceasing to supply telephone services as of February 2007, when NetVision’s license for the supply of such services expired. With the expiration of this license, as of January 2008, the 017 prefix was canceled, and NetVision provides international telephone services only through its 013 prefix under Barak’s license. According to data published by the Israeli Ministry of Communications in 2008, NetVision’s share of the international telephony market in Israel was approximately 34%, a decrease of 1.5% from its share the previous year.
NetVision’s activities in the managed services areas focus on the sale of communication equipment; operation, management and acquisition services of voice communication systems and data communication systems for the customer; and provision of support and maintenance to communication networks and switchboards. NetVision provides these services under a special permit which it received from the Israeli Ministry of Communications. Additionally, in August 2006, NetVision began providing mainly its business customers with local telephony services under a special general permit for the provision of wired communication services, which it received from the Israeli Ministry of Communications. During 2008 NetVision began providing local telephony services to the private sector as well.
In March 2008, NetVision began to provide its customers bridge conference call services, through Veedan Konperecing Solution Limited Partner.
NetVision also provides various content and electronic commerce services through “Nana 10,” which is 50% owned by each of NetVision and Channel 10, a local commercial television channel company. Nana 10 has the exclusive rights for use of television contents of Channel 10 on the Internet. In March 2008, Nana 10 entered into an agreement with Shopmind Ltd. (formerly, Walla Shopmind Ltd.), a company engaged in e-commerce, or Walla Shop, pursuant to which, as of December 2008, Walla Shop exclusively manages and operates Nana 10’s Internet commercial activities. NetVision is dependent on the communication services provided by MedNautilus, a dominant and in some areas sole provider of international communication lines; Bezeq, which has a monopoly on domestic wired telecommunications in Israel and HOT. NetVision is also dependent on maintaining its operating license granted by the Israeli Ministry of Communications.

NetVision’s headquarters are located in Rosh HaAyin, Israel and in Haifa, Israel. As of May 31, 2009, NetVision had 2,050 employees.
In May 2009, we announced that CII had indicated in its directors’ report for the first quarter of 2009 that Clal and DIC are examining the possibility of offering to acquire our interest in NetVision. We are not aware of DIC and/or Clal taking any definitive steps at this time toward any such transaction and there is no assurance of the occurrence, timing or terms of any such transaction.
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
Teledata sells its products directly and through distributors in Europe, Asia, Africa and Latin America. Teledata’s revenues were $ 49.3 million in 2008, $36.3 million in 2007 and $28.1 million in 2006. Teledata’s revenues depend to a large extent on being awarded large projects with existing and new customers, mainly in emerging countries. There is no assurance that Teledata will be able to continue to increase its revenues. Teledata received shareholder loans and/or guarantees (which currently remain outstanding) from us and the other major shareholder, in the aggregate amount of $5.2 million of which our share is $2.6 million.
The continued operations of Teledata are dependent upon raising additional financing.
Teledata maintains its headquarters in Herzliya, Israel. Teledata also operates through subsidiaries in the Netherlands, and Brazil. As of May 31, 2009, Teledata had 116 employees worldwide.
Teledata has 14 patents and 26 pending patent applications, primarily in the United States.
Wavion
Established in 2000, Wavion is engaged in providing outdoor Wi-Fi base station solutions for last mile access and backhaul. Wavion’s Spatially Adaptive Multi-Radio Base Stations are based on beam forming and SDMA technologies and provide increased coverage and capacity, enhanced indoor penetration and immunity to interference as compared to conventional Wi-Fi access points. Carriers and service providers experience substantially lower total cost of ownership deploying metro and rural Wi-Fi connectivity networks based on Wavion base stations.

Wavion operates in the area of outdoor Wi-Fi and its business model is based on providing low-cost broadband connectivity to service providers and governments. Wavion faces competition from lower-end access points with limited capacity and coverage, on the one hand, and from higher-end equipment with similar performance but higher cost, on the other hand.
Wavion sells its products directly and through distributors in North America, Asia Pacific, East Europe, Africa and Latin America. Wavion’s revenues were $2.5 million in 2008 and $0.3 million in 2007.
There is no assurance that Wavion will be able to continue to increase its revenues. The continued operations of Wavion are dependent upon raising additional financing.
Wavion is a Delaware corporation with R&D facilities in Yoqneam, Israel and offices in the US, Brazil, Russia and India.
Wavion has one registered patent and an additional pending patent application, and as of May 31, 2009, Wavion had 49 employees.
Starling
Founded at the end of 2003, Starling is a provider of innovative connectivity solutions for the broadband access market for mobile platforms including aircraft and ground vehicles. Its antenna and SATCOM (satellite communications) systems are based on proven technology developed at Rafael and Elbit Systems Ltd. (Nasdaq: ESLT). Starling provides a unique connectivity solution that enables the delivery of advanced high speed broadband Internet services and applications on all sizes of aircraft as well as on ground vehicles. The Starling MIJET product line incorporates a fuselage mounted, two-way Ku-band low profile antenna that enables easy and rapid installation.
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
The MIJET Lite antenna system is in an advanced stage of development. This antenna system is mid-sized between the MIJET and the Mini MIJET, and its price and performance likewise fall between the MIJET and the Mini MIJET. The low profile and light weight of the antenna makes it ready for fuselage installation on any size of commercial aircraft and is specifically designed for the domestic U.S. commercial aviation market.

On June 13, 2007, Starling completed its initial public offering on TASE for the sale of shares and convertible securities for aggregate proceeds of approximately NIS 57 million (then approximately $ 14 million). Approximately half the proceeds from convertible interest-bearing debentures was held in escrow to be released to Starling, upon Starling achieving milestones relating to receiving significant orders over the 18 month period following the offering. We invested approximately $4 million as part of the offering. In addition, immediately prior to the offering, existing shareholders of Starling, including us and RDC, converted shareholder loans in the amount of approximately $6.5 million.
In May 2008 Starling signed a cooperation agreement with EMS Technologies, Inc. (“EMS”) (Nasdaq: ELMG) according to which Starling and EMS will cooperate in the planning, manufacturing and marketing of innovative satellite-based Ku-band airborne antenna systems based on both companies’ technologies (the “Antennas”).
In September 2008, Starling announced that an international communication service provider signed a detailed non-binding agreement with EMS under which EMS is to supply the international communication service provider with two-way Ku band antenna systems for aircraft over a period of seven years. The antenna systems to be supplied to the international communication service provider will incorporate Starling’s technology pursuant to the cooperation agreement signed between Starling and EMS in May, 2008. On December 4, 2008, Starling signed an agreement with EMS with respect to its part of the above multi year contract between EMS and an international communication service provider.
As a result, Starling announced that it had reached the milestone under which it may use the proceeds of the Convertible Debentures sold as part of its initial public offering in June of 2007, which until then were held in trust. Due to a dispute between Starling and some of the debenture holders relating to satisfaction of the milestone and therefore Starling’s entitlement to the proceeds from the Convertible Debentures, this matter, was brought before the District Court in Tel Aviv, Israel. On December 1, 2008, the Court ordered the trustee to transfer the proceeds of the Convertible Debentures to Starling.
In November 2008, Starling announced that it has received its first order from Jeson Wireless (Shanghai) Communications Co. Ltd. to supply innovative antenna systems for emergency vehicles in China. The Starling antenna systems will be able to transmit and receive video, images, and heavy data files, and communicate via VOIP for onsite emergency information transfer. The order is for approximately NIS 2.5 million (approximately $0.7 million). The antennas will be supplied during the second and third quarters of 2009. This order will enable Starling to expand its addressable markets to include land connectivity.
On December 21, 2008, Starling announced that it had received a binding purchase order from EMS for two-way Ku band antennas in the amount of approximately $9 million.
On December 30, 2008, Starling announced that it had received a $2.1 million order from Space Star Aerospace Technology Applications Ltd. for the supply of innovative satellite-based antenna systems for motor vehicles. The order is part of an obligation by Space Star to purchase antenna systems for up to an aggregate of $9 million subject to successful testing by Space Star of Starling’s antenna systems.

Starling has one patent and five pending patent applications. The USPTO has registered a patent in the name of a third party in connection with an antenna for satellite communications similar to technology used by Starling in its MIJET antenna system. Starling believes, based on legal advice, that its invention enjoys priority over the invention which is the subject of the third-party patent.
Starling has its headquarters in Yoqneam, Israel. As of May 31, 2009, Starling had 40 employees. Starling is impacted by the service demands of the airline and aircraft industry, which are in turn impacted by general and economic conditions affecting the industry. The continued operations of Starling are dependent upon raising additional financing.
Safend
Safend, established in 2003, develops comprehensive endpoint security solutions that enable organizations to adopt new communication technologies without sacrificing security.
Safend’s Data Protection Suite guard organizations against data loss and theft while ensuring regulatory data security compliance and privacy standards. The Safend solution encrypts all data residing on the internal and external hard drives, removable storage and CD/DVDs while also monitoring real-time traffic and applying customized, highly-granular security policies over all physical, wireless and storage devices.
Safend has 24 pending patent applications.
Safend recorded revenues in the amount of $5.6 million in 2008, $3.7 million in 2007 and $1.5 million in 2006. There is no assurance that Safend will be able to continue to increase its revenues which may result in Safend requiring additional funding to finance its operations.
Safend is headquartered in Tel Aviv, Israel with subsidiaries in Philadelphia, Pennsylvania and Luxembourg. As of May 31, 2009, Safend had 64 employees worldwide.
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
Headquartered in Tel Aviv, Israel with a subsidiary in California, as of May 31, 2009, RADLIVE had 19 employees.

RADLIVE is currently in the development stage, and accordingly, has not commenced sales. The continued operations of RADLIVE are dependent upon raising additional financing.
3. Semiconductors
Our activities in the field of semiconductors consist of our holdings in the following companies:
•	ChipX, in which we hold approximately 28% of the outstanding shares;
•	Jordan Valley, in which we hold approximately 20% of the outstanding shares; and
•
Sela — Semiconductor Engineering Laboratories Ltd., or SELA, in which we beneficially own approximately 75% of the outstanding shares representing all the shares owned by us and RDC, or approximately 50%, representing our direct holding and our share in the holding of RDC.

ChipX
ChipX, formed in 1989, is a fabless supplier of mixed-signal ASIC solutions. The company provides a full range of Standard Cell, Structured ASICs, and Hybrid ASICs, as well as a significant portfolio of analog/mixed-signal core customers and IP.
ChipX’s technology provides a broad range of ASICs: structured ASICs solutions, standard cell, hybrid ASICs and custom analog designs. The company has completed over 2000 ASIC designs, including high-performance standard cell ASIC designs in 0.25u, 0.18u and 0.13u and up to 10 million gates. ChipX structured ASICs solutions offer high speed and low power, with short time to market and lower design costs as compared with traditional ASIC solutions. ChipX hybrid ASICs leverage ChipX’s structured array technology to offer an alternative to standard cell ASICs, with faster fabrication time, inexpensive derivatives and low design costs. ChipX consolidates wafer manufacture tooling, reduces time-to-market and minimizes the design cost and risks
ChipX’s structured ASIC solution specifically addresses applications with medium to high production volumes. Along with standard cell ASIC vendors, ChipX primarily addresses the hard-wired ASIC market serving a wide variety of end markets, including consumer, industrial, military and aerospace markets, as well as the markets for computer peripherals and medical equipment.
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
ChipX’s patented structured ASIC technology is protected by several core patents on its basic architecture, special logic cell and metal configurable memory. ChipX has 27 patents and four patent applications pending.
ChipX’s revenues were $26.4 million in 2008, $22.3 million in 2007 and $14.8 million in 2006. There is no assurance that ChipX will be able to continue to increase its revenues which may result in ChipX requiring additional funding to finance its operations.
ChipX’s headquarters are located in Santa Clara, California, with R&D operations taking place in Haifa, Israel. As of May 31, 2009, ChipX had 60 employees.
Jordan Valley
Jordan Valley, founded in 1981, offers inline metrology solutions with ultra thin film measurement capability and a wide range of application coverage based on X-ray technology. The company’s JVX® platform exploits various X-ray-based schemes to provide a broad range of measurement capabilities, including thickness, density and composition of metals and dielectric films. The platform features small spot-size, non-destructive, enabling product wafer metrologies.
Jordan Valley operates in the semiconductor industry, selling directly in the United States and by way of distributors in Japan, Europe, Taiwan, Korea and China. In April, 2008 Jordan Valley acquired certain assets of Bede plc, a supplier of high-resolution XRD metrology for the semiconductor and compound industries. Bede’s revenues in 2007 were $11.6 million. With the acquisition of new technology and products, Jordan Valley anticipates consolidating a position as a comprehensive x-ray solutions provider for semiconductor process control and metrology.
Jordan Valley’s headquarters are located in Migdal Haemek, Israel. Bede’s headquarters, manufacturing and R&D facilities are located in Migdal Haemek, Israel and Durham, UK. Marketing offices are located in the United States. As of May 31, 2009, Jordan Valley had 104 employees.
In the field of X-ray metrology, Jordan Valley holds more than 34 U.S. patents with 23 applications pending, as well as 6 patents with 50 applications pending in foreign jurisdictions.
Jordan Valley’s revenues were $10.7 million in 2008, $15.7 million in 2007 and $13.0 million in 2006. There is no assurance that Jordan Valley will be able to increase its revenues which may result in Jordan Valley requiring additional funding to finance its operations.

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
SELA’s revenues were $3.8 million in 2008, $4.4 million in 2007 and $4.2 million in 2006. The continued operations of SELA are dependent upon raising additional financing.
SELA’s headquarters are located in Yoqneam, Israel, and it maintains a marketing office in Santa Clara, California. As of May 31, 2009, SELA had 25 employees.
4. Clean Technology
Our activities in the field of clean technology comprise advanced water disinfection technology and amorphous metals-based technologies through our holdings in the following companies:
•	Atlantium, in which we hold approximately 33% of the outstanding shares;
•	AqWise, in which we hold approximately 34% of the outstanding shares; and
•	BPT -Biopure Technologies Ltd, or BPT, in which we hold approximately 30% of the outstanding shares.
Atlantium
Atlantium was founded in 2003. Its Hydro-Optic Disinfection (“HOD”) technology introduces an innovative approach to water disinfection, combining elements of physics, hydraulics and optics to create a revolutionary UV-based disinfection HOD technology that can disinfect water in industrial and municipal applications, thereby inactivating very high levels of water borne pathogens, such as cryptosporidium and giardia, where conventional water treatment methods do not work.
Atlantium’s HOD technology achieves sustained microbe inactivation, which has been proven in industrial installations and certified laboratories. It is simple to operate and maintain and is highly reliable with integrated, accurate, real-time monitoring and control, and local and remote monitoring and operation. The system is also environmentally friendly with no chemicals, no disinfection by-products and no need for chemical removal and high safety for operators. In addition, the technology is cost-effective and lowers the total cost of ownership, energy consumption and maintenance.
Atlantium holds 19 patents and 39 applications pending in many parts of the world, as well as exclusive licensed patents from third parties.

Atlantium’s revenues were $4.1 million in 2008, $2.4 million in 2007 and $0.8 million in 2006. The continued operations of Atlantium are dependent upon raising additional financing.
Atlantium’s headquarters, manufacturing, R&D and marketing facilities are located in Beit Shemesh, Israel. Marketing offices are also located in the United States, Latin America and France. As of May 31, 2009, Atlantium had 38 employees.
AqWise — Wise Water Technologies Ltd.
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
AqWise has two registered U.S. patents, one provisional patent application and several international applications under PCT in India, Singapore, Canada, Europe, Australia and Israel. AqWise® and AGAR® are U.S. registered trademarks of AqWise.
In April 2003, AqWise granted USFILTER (today known as SIEMENS Water Technologies) an exclusive license to implement the AGAR technology in the United States and Canada.
AqWise revenues were $3.2 million in 2008, $2.8 million in 2007 and $1.4 million in 2006. There is no assurance that AqWise will be able to continue to increase its revenues which may result in AqWise requiring additional funding to finance its operations.
AqWise’s offices are located in Herzliya, Israel. As of May 31, 2009, AqWise had 24 employees.
BPT
Established in 2000, BPT specializes in the development of nanofiltration, or NF membranes and innovative membrane-based solutions for the treatment of water and wastewater in industrial and municipal applications.
Since its establishment, BPT has developed a number of families of NF membranes. BPT has also developed a unique process for treating aggressive industrial wastewater streams. The process is based on highly selective membranes exhibiting the highest levels of chemical stability. Developed by BPT, these membranes separate wastewater into three basic components: pure water, clean concentrated brine and concentrated organic materials. The water separated after the process is sufficiently clean to use for industrial production processes, cooling towers or irrigation. The system achieves significant savings in energy and water, prevents the emission of air pollutants and withstands the most extreme conditions.

BPT’s systems have been tested successfully in recent years by international industrial companies from various sectors, including the fermentation landfill, chemicals and food industries.
BPT has three issued patents and two patents pending.
BPT has achieved initial sales, but has not yet generated significant revenues. The continued operations of BPT are dependent upon raising additional financing.
BPT is located in Rishon Letzion, Israel, and as of May 31, 2009, had 23 employees.
C. Organizational Structure
As of May 31, 2009, DIC, an Israeli company, held approximately 48.6% of our total outstanding shares. In March 2009, we and DIC entered into a Services Agreement. Pursuant to the agreement, which came into effect following approval by Elron’s shareholders on April 22, 2009, for a period of three years from May 1, 2009. Elron will receive managerial and administrative services from a DIC management team. For additional information about DIC, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.” For our holdings in our group companies, see the information in “Business Overview” above.
D. Property, Plants and Equipment
Our corporate headquarters and executive offices are located in Tel Aviv, Israel. These offices, which measure approximately 980 square meters, are leased at an annual rent of approximately $0.3 million. We have made available a portion of our leased office space and other office facilities to RDC for an annual amount of approximately $0.1 million.
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

Our activities range from operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We take an active and long term role in the development and growth of our group companies. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees and active involvement in all aspects of their business to guide them through their long-term objectives. As a result, we are usually involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies’ performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies’ management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which our group companies need support and leadership, including, but not limited to, strategic planning, R&D guidance, identification of joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, financial advice and legal support.
Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon the following: the technological quality, patent protection, prices and nature of their products relative to their competitors; the condition of the capital markets; their ability to raise financing and their ability to introduce new products to the markets at the right time, while simultaneously offering cost effective solutions suitable to their customers’ needs.
In order to assess fully the current state of our business, results of operations and capital resources, as well as our ability to realize upon our strategic goal, see “Item 3. D. — Key Information — Risk Factors — The Current Economic and Financial Crisis May Have a Material Adverse Effect on Our Results” as well as the discussion below regarding the effect on us and our group companies of the current global financial crisis and economic downturn.
Our goal is to build and realize value for our shareholders through the sale to third parties of a portion of all of our holdings in, or the issuance of shares by, our group companies, while simultaneously seeking opportunities, as appropriate, to acquire or invest in, new and existing companies at different stages of development, including early stage and more mature companies.
In the circumstances of the current economic and financial crisis, our attention and resources are currently focused on our existing group companies.

We believe that this strategy provides the ability to increase shareholder value, to create capital to support the growth of our group companies and to invest, as appropriate, in new opportunities. The nature of our business, therefore, will result in volatility in our results of operations, depending on the transactions that occur within a particular period.
Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies that are consolidated or accounted for under the equity method of accounting, gains and losses from dispositions and changes in our holdings in the various companies within our group companies and impairment charges that we recognize. Because most of our group companies are technology companies that have not yet generated significant revenues and that invest considerable resources in research and development and in marketing activities, without exit transactions, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are accounted by us under the consolidation or equity method of accounting, as well as impairment charges for these and for other entities that are accounted by us under cost method of accounting.
Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies, the realization of certain holdings and available credit lines or loans, as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions, as well as by factors specifically related to the technology markets and capital markets, which significantly affect the ability of our group companies to raise financing including from banks, and our ability to dispose of holdings and realize gains from our holdings.
Global Financial Crisis and Economic Downturn
The global markets are currently experiencing a financial crisis and economic downturn which are adversely affecting our and our group companies’ business. Events pertaining to the financial crisis affect the securities markets which are facing increased volatility, including in securities of companies in the high-technology field. As a result, high-technology companies, such as our group companies, experienced and may experience in the future difficulties in raising additional financing required to effectively operate and grow their businesses. It also affects our ability to raise additional capital, meet bank covenants, secure additional bank facilities and sell holdings of our group companies. This crisis has also adversely affected our financial results, which are directly impacted by our ability to conclude profitable “exit” transactions of companies in our group.
In addition, due to the depressed prices of stocks in the securities markets and the impact of the downturn of the economy which affects the demand for our group companies’ products and their ability to raise additional financing in order to complete their development activities and/or grow their business, we have recorded and may have to record in the future, impairment charges if the fair value of certain investments decrease below their carrying amount and we deem such decline to be other than temporary.

On March 11, 2009, we announced that our board of directors (the “Board of Directors”) decided on certain measures whose purpose is to align Elron with current market conditions and effectively manage our operating costs. These measures included cost savings as well as our entry into the three-year DIC Services Agreement effective from May 1, 2009. The Board of Directors took into consideration that the professional skills and experience of DIC’s management team would benefit Elron in, among other things, increasing its efficiency and saving costs in the face of the current financial crisis. In connection with the Services Agreement, we expect to reduce our general and administrative costs by approximately $2.0 million on annualized basis, net of the fee payable under the Services Agreement of approximately $1.1 million per annum. One-time charges recorded in 2009 with respect to execution of the agreement amounted to approximately $0.5 million.
See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”
Critical Accounting Policies
We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States (“US GAAP”). Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:
•	Principles of accounting for holdings in group companies
•	Business combinations and purchase price allocation
•	Other-than-temporary decline in value of investments in group companies and valuation of financial assets
•	Impairment of goodwill and other intangible assets
•	Accounting for income taxes
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
Under the consolidation method, a controlled company’s assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of any consolidated company. However, when a complex ownership structure exists, such as when the minority investment is in the form of a preferred security or other senior security that entitles the holders to a preference in liquidation and dividends, losses cannot be allocated to the minority shareholders that would reduce the carrying amount of the minority investment to the lower of the amount invested or the liquidation value of the security (see also discussion below regarding the expected implications of adopting SFAS160 in 2009).
Notwithstanding the above, in January 2003, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51” (“FIN 46”), relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In December 2003, the FASB revised FASB Interpretation No. 46. The revised FASB Interpretation No. 46, or FIN 46R, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51,” defines the provisions under which a variable interest entity (“VIE”) should be consolidated. In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46R provides several exceptions to its scope. For example, an entity that is deemed to be a business need not be evaluated in order to determine if it is a VIE unless one of the conditions specified in FIN 46R exists. FIN 46R requires a VIE to be consolidated by the party (i.e., the variable interest holder) with an ownership, contractual or other pecuniary interest in the VIE that will absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no other variable interests absorb a majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIE is referred to as the primary beneficiary.

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
According to our assessment performed during the first quarter of 2008, Wavion and Impliant were considered to be VIEs and we were considered as its primary beneficiary. As a result both Wavion and Impliant were consolidated in our financial statements, commencing the end of the first quarter of 2008. According to our assessment, BPT, PlyMedia, 3DV and Atlantium were considered to be VIEs, but we are not their primary beneficiary. As of December 31, 2008, our maximum exposure to loss as a result of our involvement in the above companies, which were not consolidated, did not exceed the carrying value of our investment in these companies in the aggregate amount of approximately $12.5 million.
In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of FAS 160 will affect certain aspects of our accounting for subsidiaries and non controlling interest mainly in allocation of losses to non controlling shareholders, accounting for consolidating and de consolidating subsidiaries, recognition of a gain upon a change of ownership in development stage investees and classification of non controlling interests as part of equity.

Equity Method. Group companies that we do not control, but over whom we exercise significant influence regarding their operating and financial policies and in which we hold common stock or in-substance common stock as defined in Emerging Issues Task Force (“EITF”) Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”) (which is further described below), are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company’s voting securities; however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several additional factors, including, among others, our rights to appoint members of the boards of directors, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors that may require management to make certain judgmental decisions regarding significant influence.
EITF 02-14, which became effective at the beginning of the fourth quarter of 2004, defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. In certain holdings we invested, among other things, in preferred shares that include rights, such as cumulative and participating dividends, dividend preferences and liquidation preferences. Based on EITF 02-14, the following main companies are being accounted for at cost notwithstanding our significant influence in such companies as the investment in these companies is not considered to be in-substance common stock: Teledata, NuLens, BrainsGate, Safend, Atlantium, Pocared, BPT and PlyMedia. Any assessment of whether we hold in-substance common stock in a group company is judgmental in nature and involves the use of significant estimates and assumptions such as assessing the fair value of the subordinated equity of the group company.
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
Other Methods. Our holdings in companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under two different methods:
Non-marketable securities are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations; and Marketable securities that are classified as available-for-sale are presented at fair market value and the effect of any unrealized change in market value is reflected, net of tax, in other comprehensive income (loss). When realized or when impairment charge has resulted from other then temporary decline in value, gain or loss is included in our results of operations.

For further discussion regarding our investments, see “Other-Than-Temporary Decline in Value of Investments in Group Companies” below.
Business Combinations and Purchase Price Allocation
Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to proportional interest in the acquired company’s assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill. A determination as to whether or not an acquisition of assets or a portion of a company’s equity is considered a “business” is, in certain circumstances, based on judgments and estimates.
The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is being allocated to identifiable net assets, intangible assets other than goodwill, in-process research and development, or IPR&D, activities, and to goodwill. The amount allocated to IPR&D is charged immediately to our results of operations in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”). The amounts allocated to finite-lived intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life. In 2008, 2007 and 2006, IPR&D charges amounted to $5.3 million, $3.7 million and $0.9 million, respectively. In 2008 and 2007, an amount of $0.8 million and $1.4 million of IPR&D charges was part of our share in the net income or loss of affiliated companies and $4.5 million and $2.3 million was included as amortization of intangible assets. IPR&D in 2008, 2007 and 2006 resulted mainly from the purchase of Given Imaging shares for approximately $24.5 million, $18.7 million and $10 million, respectively, and in 2008 also from the initial consolidation of Impliant. IPR&D in 2007 also resulted from the investment in Medingo during November 2007.
Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method we use is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area requires judgment that can impact our results of operations is estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries that are rapidly evolving and extremely competitive, the value of the intangible assets, their respective useful lives and the investments in companies is exposed to future adverse changes that can result in a charge to our results of operations (See “Other-Than-Temporary Decline in Value of Investments in Group Companies” below.)

In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. Furthermore, according SFAS 141(R) the amount allocated to IPR&D will not be charged immediately to our results of operations; rather it will be subject to SFAS 142 impairment testing as described below.
SFAS 141(R) also amends SFAS No. 109, “Accounting for Income Taxes”, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.
SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have any effect on accounting for current subsidiaries. However, SFAS 141(R) provisions will be applied on future business combinations and future purchases of additional holdings in current subsidiaries.
Other-Than-Temporary Decline in Value of Investments in Group Companies and Valuation of Financial Assets
At the end of each reporting period, we evaluate whether an other-than-temporary decline in the value of an investment in a group company that is not consolidated has been sustained. In that respect, we evaluate the prospects of the investee as well as our ability and intent to maintain the investment until an anticipated recovery of fair value. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value relative to its carrying value, the investment is written down to its fair value by a charge to our results of operations.
An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, budget versus actual results, business plans, projections and financial statements), the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Factors indicative of an other-than-temporary decline include, among others, global market conditions, recurring operating losses, credit defaults, failure of research and development efforts, extremely negative deviation from the business plan, specific conditions affecting the investment, such as in the industry or in geographic area, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive, and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries that are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future.

In order to evaluate the fair value of our investment in privately held companies we used one or more of the following techniques:
•
Discounted Future Earnings Method- The discounted future earnings method can use cash flow or earnings as a basis to forecast the income which the investee will generate. Thereafter, an aggregate present value is calculated for the future cash flows using a required rate of return. This methodology was used in determining a fair value as of the balance sheet date because the investees were able to provide projections for their future cash flows.

•
Company Security Transaction Method (“CSTM”) — According to the CSTM method the value of the company was estimated based upon recent transactions in the company’s securities. For these transactions to be relied upon to develop an estimate of fair value, they must be arms length transactions.

•
Allocation of fair value- After deriving the investee value, it is generally accepted that market participants would allocate the value of the investee to the different classes of equity. A method approved by the American Institute of Certified Public Accountants to allocate value among multiple classes of equity with varying characteristics is an option pricing model based on the Black Scholes formula or on the Binomial (lattice) model.

For further discussion regarding fair value valuation measurement techniques, see Note 25 to our Consolidated Financial Statements
In 2008 we recorded impairments in the aggregate amount of $28.6 million, mainly with respect to our investments in Atlantium, Jordan Valley, Safend, Pocared, Neurosonix and Enure In 2007 we recorded impairments in the aggregate amount of $9.2 million, mainly with respect to our investment in Impliant and Jordan Valley, and in 2006, we recorded an impairment of $6.1 million, with respect to our investment in Oncura. As of December 31, 2008, the market value of our investment in Given Imaging and NetVision declined below their carrying amount at December 31, 2008. Subsequent to December 31, 2008, Given Imaging’s share price was volatile and as of June 24, 2009, the market value of our investment was $87.9 million (subsequent to the distribution of a $3.7 million and $1.4 million dividend payment by Given Imaging to us and RDC, respectively). Subsequent to December 31, 2008, NetVision’s share price was also volatile and as of June 24, 2009, the market value of our investment was $43.3 million (subsequent to the distribution of a $3.3 million dividend payment by NetVision to us on April 7, 2009). We evaluated the prospects of the investees in relation to the severity and duration of the impairment. Based on that evaluation and since we believe we have the ability and intent to hold these investments until an anticipated recovery, the decline in their fair value was not considered other-than-temporary by nature.

Impairment of Goodwill and Other Intangible Assets
We conduct a goodwill impairment review at least annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important that could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. We test for impairment at a level referred to as a reporting unit. Determining fair value involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value we may use number valuation methods including quoted market prices, discounted cash flows and revenue multipliers. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different determination. In light of the continued decrease in Elron’s share price during 2008, especially since June 2008, our market value decreased below our equity carrying amount. As a result, we recorded in 2008 an impairment charge of the balance of the goodwill in the amount of approximately $2.5 million with respect to our corporate goodwill. In 2007 and 2006, no impairment of goodwill was recorded.
Other intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we use significant estimates and assumptions such as projected future cash flows that are subject to high degree of judgment. The impairment test for other intangible assets with indefinite useful lives not subject to amortization consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its estimated fair value, an impairment loss is recognized in an amount equal to that excess. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries that are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. At December 31, 2008, consolidated intangible assets, other than goodwill, amounted to approximately $7.5 million (approximately $3.0 million as of December 31, 2007). In 2008, 2007 and 2006, no impairment of other intangible assets was recorded.
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
As of December 31, 2008 and 2007, the balance, net, of the valuation allowance of deferred tax assets with respect to the corporate carryforward losses that are more likely than not to be realized in the foreseeable future was zero and $2.2 million, respectively. In 2008 and 2007, we increased our previous valuation allowance by $0.9 million and $4.0 million, respectively, as a result of the decrease in the market price of certain of our marketable securities which represented the gain from which we assumed carryforward losses can be realized in future years. In 2006, we reduced our previous valuation allowance by $6.7 million, which included $3.0 million as a result of the increase in the market price of certain of our marketable securities and $3.7 million as a result of Elbit’s receipt of a final tax assessment.
There were no deferred tax liabilities as of December 31, 2008. Deferred tax liabilities as of December 31, 2007 amounted to $0.4 million mainly with respect to our investment in Given Imaging.
As of December 31, 2008, Elron had carryforward losses of approximately $133 million as filed with the Israeli tax authorities.
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained otherwise a full liability in respect of a tax position not meeting the more-likely-than not criteria is recognized). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for Income Taxes.” This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. Applying FIN 48 requires management to make certain judgmental decisions regarding whether a tax position is more-likely-than-not to be sustained upon examination and its probabilities. For the disclosure required under FIN 48, see Note 14 to our Consolidated Financial Statements.

A. Operating Results
Basis of Presentation
Consolidation. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:

Year ended December 31,
2008	2007	2006
RDC	RDC	RDC
SELA	SELA	Galil Medical[3]
Medingo	Medingo	Sela
Starling	Starling	Medingo
Sync-Rx Ltd.[1]		3DV4
XSIGHTS Ltd.[1]		Starling
Wavion[2]		Enure[5]
Impliant[2]

[1]	Sync-Rx Ltd and Xsights Ltd. were both established by RDC during 2008.

[2]	Consolidated under FIN46(R) from March 31, 2008

[3]	Galil Medical has been consolidated through December 2006.

[4]	3DV had been consolidated from the first quarter of 2004 through December 2006.

[5]	Ceased to be consolidated from August 2006.
Equity Method. Our main group companies held by us or through Elbit, DEP and RDC accounted for under the equity method of accounting include:

Year ended December 31,
2008	2007	2006
Given Imaging	Given Imaging	Given Imaging
NetVision	NetVision	Oncura[6]
ChipX	ChipX	Galil Medical[7]
Wavion[1]	Wavion	NetVision
Aqwise	Ellara	3DV8
Kyma[4]	Aqwise	ChipX
Ellara[3]	Notal Vision	Wavion
Notal Vision	Galil Medical	Ellara
Galil Medical	3DV	Notal
3DV	RADLIVE[2]	CellAct
RADLIVE	CellAct[5]

[1]	Through March 31, 2008

[2]	Since May 2007

[3]	Through September 11, 2008 on which date it was sold.

[4]	Since February 2008

[5]	Sold in February 2007

[6]	Through December 2006

(7,8)	Commencing in December 2006

Other investments. Our main group companies held by us which are accounted for under the cost method or as available-for- sale include:
Cost:

Year ended December 31,
2008	2007	2006
Jordan Valley	Jordan Valley	Jordan Valley
Impliant[4]	Impliant	Impliant
Teledata	Teledata	Teledata
BrainsGate	BrainsGate	BrainsGate
NuLens	NuLens	NuLens
Safend	Safend	Safend
Neurosonix	Neurosonix	NeuroSonix
Atlantium	Atlantium	Atlantium
Enure	Enure	Enure[5]
Pocared	Pocared[1]
BPT	BPT[2]
MuseStorm	MuseStorm
PLYmedia[3]

[1]	Purchased in June 2007

[2]	Purchased in April 2007

[3]	Purchased in February 2008

[4]	Through March 31, 2008

[5]	From August 2006 when it ceased to be consolidated
Available-for-sale Securities-
As of December 31, 2008, 2007 and 2006 — Elbit Vision Systems (“EVS”) and M-Wise.
Results of Operations
The following tables set forth our results of operations in the reported period:

	Year ended December 31,
	2008	2007	2006
	(millions of $, except per share data)
Net income (loss) from continuing operations	(86.2)	(37.1)	3.03
Basic net income (loss) from continuing operations per share	(2.91)	(1.25)	0.10
Diluted net income (loss) from continuing operations per share	(2.91)	(1.27)	0.07

The net loss we reported in 2008 resulted mainly from our share in the net loss of our group companies in the amount of $76 million which included the following:
(i)	losses in the amount of $29.6 million, resulting from consolidated companies, mainly Medingo, Starling, Wavion and Impliant, in which we recorded 100% of their respective losses;
(ii)
write offs of certain of our investments in the amount of $28.6 million, as a result of an other-than-temporary decline in value, including mainly $6.9 million in Atlantium as a result of slower than expected market penetration and the need for additional financing, $5 million and $3.5 million in Enure and Neurosonix, respectively, in which we decided to cease our investment, and $2.5 million of goodwill impairment;

(iii)	a $4.5 million write-off of IPR&D with respect to the initial consolidation of Impliant based on a fair value assessment in the first quarter of 2008; and
(iv)
intangible asset amortization related to Elron’s investment in Given Imaging in the amount of $6.2 million (of which $0.8 million was a write-off of IPR&D related to the acquisition of additional shares of Given Imaging in June 2008).

If the downturn of the economy and the increased volatility of stock prices in the securities markets continues for an extended period of time, and if any of our group companies will continue to have difficulties in raising additional financing required to operate and grow its business, we may have to record additional impairment charges in the upcoming reporting periods.
The net loss we reported in 2007 resulted mainly from losses with respect to our group companies in the amount of $46.1 million which included our share in the net losses mainly of Starling, Medingo, ChipX, Wavion, Ellara, Galil Medical and 3DV. Our share in the net loss of our group companies also included the following:
(i)	a $5.9 million amortization of intangible assets related to the purchase of Given Imaging shares which included a $1.4 million write-off of IPR&D; and

(ii)
an $8.3 million impairment charge in Impliant Inc. as a result of material adverse events in connection with Impliant’s main product during clinical trials, which occurred during the second half of 2007.

The net loss also included a tax expense of approximately $4 million resulting from the increase in our valuation allowance in respect of carryforward tax losses incurred in prior periods as a result of a decrease in the market price of certain of our marketable securities.
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

The net income we reported in 2006 was mainly due to the following:
(i)
a gain of approximately $21.2 million, net of tax, resulting from the sale of Partner’s shares in consideration of $39.9 million. The tax expense relating to the aforementioned gain was decreased by approximately $3.7 million, resulting from a decrease in our valuation allowance in respect of losses incurred in prior periods, following Elbit’s receipt of a final tax assessment; and

(ii)
a tax benefit of approximately $3 million resulting from the decrease in our valuation allowance in respect of losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $22.7 million in 2006 which included our share in the net losses of NetVision, Ellara, Given Imaging, Medingo, Staling, ChipX, Wavion and Enure. Our share in the net loss of our group companies included a $4.8 million amortization of intangible assets related to the purchase of Given Imaging shares in 2004 and 2006 (including a $1 million write-off of IPR&D). In addition, equity losses were offset by a gain in the amount of $2.5 million resulting from the completion of the financing round in 3DV.
The following table summarizes our consolidated operating results:

	Year ended December 31,
	2008	2007	2006
	(millions of $)
Net revenues	6.2	4.4	12.9
Net loss (gain) from equity investments	16.0	(20.4)	(17.7)
Gains from disposal of business and affiliated companies and changes in holdings in affiliated companies	—	14.9	2.5
Other income (expenses), net	(25.5)	(3.2)	29.3
Finance income, net	1.7	3.9	4.1

Total income	(33.5)	0.5	31.0

Cost of revenues	3.6	2.2	6.6
Operating expenses[1]	55.5	29.8	29.5
Amortization of intangible assets and acquired in-process-research and development write-off	4.8	2.3	—
Impairment of goodwill	2.5	—	—

Total costs and expenses	66.5	34.3	36.1

Gain (loss) from continuing operations before income taxes	(100.0)	(34.8)	(5.1)
Taxes on income (tax benefit)	(1.3)	7.5	(1.1)
Minority interest	15.2	5.3	9.2

Net income (loss)	(86.2)	(37.1)	3.0

[1]	Excludes amortization of other assets and impairment of intangible assets which are presented separately.

Year Ended December 31, 2008 compared to Year Ended December 31, 2007.
The following table sets forth our results of operations in the reported periods:

	Year ended December 31,
	2008	2007
	(millions of $, except per share data)
Net loss	(86.2)	(37.1)
Net loss per share	(2.91)	(1.25)
Income
Net revenues. Net revenues consisted of sales of products and services by our subsidiaries, SELA and Wavion. The following table sets forth these revenues:

	Year ended December 31,
	2008	2007
	(millions of $)
SELA	3.8	4.4
Wavion[1]	2.4	—

	6.2	4.4

[1]	Wavion was consolidated from March 31, 2008.
Equity in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under: “Basis of Presentation”). Our share in net losses of affiliated companies amounted to $16.0 million in 2008, compared to $20.4 million in 2007.
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
Highlights of the Results of Operations of Our Major Group Companies:
Given Imaging (Nasdaq and TASE: GIVN) (a 28% holding directly and indirectly through RDC). Given Imaging recorded revenues of $125.1 million in 2008, an increase of approximately 10.9% over the revenues recorded in 2007 of $112.8 million. Given Imaging’s net income in 2008 was $4.0 million, compared to net income of $15.2 million in 2007. Given Imaging’s results in 2008 included a one-time charge of $4.7 million, resulting from the write-off of IPR&D associated with the acquisition of the Bravo pH monitoring business which was acquired in December 2008. The Bravo pH monitoring business for the diagnosis of Gastroesophageal Reflux Disease (GERD) was acquired from Medtronic (NYSE:MDT) for $20.0 million.

Given Imaging’s results in 2007 included a pre-tax, one-time gain of $22.9 million, less income taxes of $3 million, resulting from the termination of the InScope agreement. Net income for 2007 also included a one-time charge of $4.8 million resulting from the early repayment of Given Imaging’s outstanding royalty obligation and accrued interest to Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor.
NetVision (a 16% holding ) (TASE: NTSN). The following results of NetVision for 2008 and for 2007 reflect the combined results of NetVision, Barak and GlobCall based on International Financial Reporting Standards (IFRS). Since the merger with Barak and GlobCall was completed at the end of January 2007, according to IFRS, the combined results of NetVision for the first quarter of 2007 do not include the results of Barak and GlobCall for January 2007 and other influences of the purchase as if the purchase had been completed in January 1, 2007 (“January results”). The proforma results for 2007 include January results. The NetVision’s revenues in 2008 amounted to $324.7 million compared to $318.4 million in 2007. NetVision’s operating income in 2008 amounted to $29.3 million compared to operating loss $2.6 million in 2007 and its net income amounted to $22.8 million compared to $3.8 million in 2007. NetVision Group’s net income in 2007 includes one time expenses in the amount of approximately $17.6 million mainly with respect to merger and restructuring expenses, impairment of communication lines, inventory and fixed assets and other one time maintenance expenses. Under US GAAP, NetVision’s revenue in 2008 amounted to $321.1 million compared to $296.6 million in 2007. NetVision’s operating income in 2008 amounted to $36.1 million compared to $5.5 million in 2007 and its net income in 2008 amounted to $24.0 million compared to net income of $3.0 million in 2007.
NetVision’s broadband customer base at December 31, 2008 reached approximately 566,000 compared to 533,000 at December 31, 2007. NetVision’s operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision’s NIS figures into US dollars at the representative rate of exchange prevailing at December 31, 2008 according to which $1.00 equaled NIS 3.802.
On March 10, 2009, NetVision declared a special cash dividend of approximately NIS 3.08 per share (approximately $0.73), or NIS 90 million (approximately $21.2 million), in the aggregate, of which the our share is approximately NIS 14.2 million (approximately $3.3 million), respectively. Payment of this dividend occurred on April 7, 2009.
Impliant Inc. (a 46% holding after the recapitalization). As a result of material adverse events in connection with Impliant’s main product during clinical trials, which occurred during the third quarter and beginning of the fourth quarter of 2007, Impliant temporarily ceased FDA clinical trials and conducted a technical reassessment of its main product and surgical technique used. Since then Impliant has restarted, and is now continuing, the clinical trial process after having received in May 2008 approval from the FDA to continue the study with respect to 20 patients. As a result of the adverse events, an impairment charge of $8.3 million was recorded in 2007.

Wavion Inc. (a 66% holding). Wavion’s revenues in 2008 amounted to $2.5 million compared to $0.4 million in 2007 and its net loss amounted to $7.2 million in 2008 compared to $6.3 million in 2007.
Teledata (a 21% holding). Teledata’s revenues in 2008 amounted to $49.3 million compared to $36.3 million in 2007 and its net loss amounted to $1.8 million in 2008 compared to $6.3 million in 2007.
Other companies in our group (including companies which are accounted under the cost method) such as, NuLens, Brainsgate, Pocared, 3DV, RADLIVE and Starling, are progressing in the development of their products, ChipX, Safend, Aqwise and Atlantium recorded in 2008 higher revenues as compared to 2007.
Gains from Disposal of Businesses and Affiliated Companies and Changes in Holdings in Affiliated Companies. We had no material gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies in 2008. In 2007 gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies, net, amounted to $14.9 million, which resulted primarily from a $10.3 million gain ($9.1 million net of tax) from the merger between NetVision, Barak and Globcall, a $3.4 million gain from the NetVision private placements and the exercise of options and debentures in NetVision and a $0.5 million gain from the sale of our 45% interest in CellAct in consideration for $0.8 million.
Other Income (expenses), net. Other income (expenses), net, amounted to a loss of $25.5 million in 2008 compared to a gain of $3.2 million in 2007. The loss in 2008 resulted mainly from impairment charges including mainly $6.9 million in Atlantium as a result of slower than expected market penetration and the need for additional financing, $5.0 million and $3.5 million in Enure and Neurosonix, respectively, in which we decided to cease our investment. Other impairment charges were recorded with respect to our investment in Pocared, Jordan Valley, Safend, MuseStorm and EVS. The loss was offset by a gain in the amount of $1.4 million resulting from deferred consideration received for the sale of KIT elearning B.V.’s shares in 2004. The loss in 2007 resulted mainly from the impairment charge in the amount of $8.3 million with respect to our investment in Impliant and $0.9 million with respect to our investment in Jordan Valley. The loss was offset by a gain in the amount of $5.5 million ($4.1 million net of tax) resulting from the sale of Elbit’s real estate in Carmiel, Israel, during the second quarter of 2007 and the sale of some M-Wise shares held by us for $1 million.
Finance income, net. Finance income, net, amounted in 2008 to $1.7 million, compared to $3.9 million in 2007. The finance income, net in 2008 resulted mainly from the expiry of most of Starling’s options to purchase Convertible Debentures in June 2008 and from the decrease in the market value of Starling’s Convertible Debentures. The income was offset by $0.4 million expenses resulted from our purchase of Starling’s Convertible Debentures and by $0.8 million interest expenses resulted from loans granted to us (see below under “Liquidity and Capital Resources”). The finance income, net, in 2007 included $0.8 million issuance expenses in the second quarter of 2007 relating to the issuance of Starling Convertible Debentures and options to purchase Convertible Debentures.

Expenses
Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and materials associated with delivering products and services of our subsidiaries SELA, Wavion and Starling. Cost of revenues in 2008 amounted to $3.7 million, compared to $2.2 million in 2007.
Operating expenses. Operating expenses were comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC’s corporate operations and of our subsidiaries, mainly SELA, Medingo, Starling, Wavion and Impliant (the last two companies were consolidated commencing March 31, 2008) (excluding amortization of intangible assets which is presented separately and amounted to $4.8 million in 2008 and $2.3 million in 2007, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item):

	Year ended December 31,
	2008	2007
	(millions of $)
Corporate	9.4	8.3
SELA	3.5	3.2
Starling	8.4	7.0
Wavion	5.6	—
Medingo	17.1	8.6
Impliant	4.7	—
RDC	2.0	2.1
Other [1]	4.8	0.5

	55.5	29.8

[1]	Includes mainly Sync-Rx and XSIGHTS.
Corporate operating expenses in 2008 amounted to $9.4 million compared to $8.3 million in 2007. The increase resulted mainly from the increase in salaries and related expenses (resulting partly from the NIS increase in value against the dollar) and professional services. In connection with the DIC Services Agreement, we expect to reduce our G&A costs by approximately $2.0 million on annualized basis, net of the fee payable under the Services Agreement of approximately $1.1 million per annum. One-time charges recorded in 2009 with respect to execution of the agreement amounted to approximately $0.5 million.
Medingo expects to launch its product in the second half of 2009, subsequent to the receipt of the FDA approval. Medingo’s operating expenses and operating loss amounted to $17.1 million in 2008 compared to $8.6 million in 2007. Medingo’s operating expenses increased mainly as a result of the increase in research and development expenses incurred in the development of its micropatch pump for insulin-dependent diabetic patients and as a result of the increase in general and administrative and marketing expenses incurred as a result of the expansion of its operations and from recruitment of U.S. management.

Wavion’s operating expenses amounted to $7.5 million in 2008, compared to $5.8 million in 2007, and its operating loss amounted to $7.0 million in 2008 compared to $5.9 million in 2007. The increase in Wavion’s operating loss resulted mainly from the increase in research and development expenses as well as sales and marketing expenses related to the launch of its products in 2008.
Impliant’s operating expenses and operating loss amounted to $6.4 million in 2008 compared to $10.7 million in 2007. The decrease in Impliant’s operating loss resulted mainly from the temporary cessation of the clinical trials which were renewed with respect to 20 patients at the end of the second quarter of 2008.
Starling’s operating expenses and operating loss amounted to $8.4 million in 2008 compared to $7.0 million in 2007. The increased loss resulted mainly from the increase in salaries and related expenses.
SELA’s operating expenses amounted to $3.5 million in 2008, compared to $3.2 million in 2007 and its operating loss amounted to $1.4 million compared to $0.6 million in 2007.
RDC’s operating expenses in 2008 amounted to $2.0 million, compared to $2.1 million in 2007. The operating expenses included option related income which amounted in 2008 to $0.7 million, compared to expenses of $0.5 million in 2007, which resulted primarily from the decrease in the fair value of call options to purchase shares of affiliated companies.
Amortization of intangible assets and acquired in-process- research and development write-off. Amortization of intangible assets and IPR&D write-off amounted to $4.8 million in 2008 resulting mainly from the initial consolidation of Impliant at the end of the first quarter of 2008.
Taxes on Income. Taxes on income, net, in 2008 amounted to $1.3 million compared to $7.5 million in 2007. Income taxes, net, in 2008, resulted mainly from a $0.9 million increase in our previous valuation allowance in respect of losses incurred in prior periods as a result of a decrease in the market price of certain of our marketable securities. Income taxes, net in 2007, resulted mainly from a $4 million increase in our previous valuation allowance in respect of losses incurred in prior periods as a result of a decrease in the market price of certain of our marketable securities, $2.3 million deferred income tax liability with respect to our investment in NetVision and $1.4 million of income tax on the gain resulted from the sale of Carmiel property.

Year Ended December 31, 2007 compared to Year Ended December 31, 2006.
Income
Net revenues. Net revenues consisted of sales of products and services by our subsidiariy, SELA (and in 2006 — also Galil Medical). The following table sets forth these revenues:

	Year ended December 31,
	2007	2006
	(millions of $)
Galil Medical[1]	—	8.5
SELA	4.4	4.2
Other	—	0.2

	4.4	12.9

[1]
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
Highlights of the Results of Operations of Our Major group companies (which are not consolidated):
Given Imaging (Nasdaq: GIVN) (a 23% holding directly and indirectly through RDC as of December 31, 2007). Given Imaging recorded revenues of $112.8 million in 2007, an increase of approximately 18.7% over the revenues recorded in 2006 of $95.0 million. Given Imaging’s net income in 2007 was $15.2 million, compared to net loss of $1.5 million in 2006. Given Imaging’s results in 2007 included a pre-tax gain of $22.9 million, less income taxes of $3.0 million, resulting from the termination of the InScope agreement. Net income for 2007 also included a charge of $5.6 million resulting from the early repayment of Given Imaging’s outstanding royalty obligation and accrued interest to Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor.
Galil Medical Ltd. (a 20% holding directly and indirectly through RDC as of December 31, 2007). Galil Medical’s revenues in 2007 amounted to $25.6 million compared to $8.5 million in 2006. Through December 2006 Galil Medical’s revenues derived mainly from the supply of cryo products and R&D services to Oncura, Inc., in which it held a 25% interest and which Galil Medical sold in December 2006. At the same time Galil purchased from Oncura its urology related cryotherapy business, thereby resulting in an increase in Galil Medical’s revenues. Galil Medical’s operating loss in 2007 amounted to $9.9 million compared to $1.9 million in 2006, resulting from a higher level of research and development and sales and marketing activities as a result from the purchase of the cryotherapy business.

NetVision (TASE: NTSN) (a 16% holding as of December 31, 2007). The following results of NetVision for 2007 and 2006 reflect the combined results of NetVision based on generally accepted accounting principles (“GAAP”) in Israel. NetVision’s revenues in 2007 amounted to $314.4 million compared to $312.7 million in 2006. NetVision’s operating income in 2007 amounted to $6.5 million compared to $24.7 million in 2006 and its net income in 2007 amounted to $14.0 million compared to $3.5 million in 2006. NetVision’s net income in 2007 includes one time expenses in the amount of approximately $17.6 million mainly with respect to the merger with Barak and GlobCall in January 2007 (see under Item 4 — “Information on the Company”) and restructuring expenses, impairment of communication lines, inventory and fixed assets and other one time maintenance expenses. According to Israeli GAAP the above-mentioned merger was recorded in NetVision’s financial statements based on the “As Pooling” method and accordingly, the consolidated results for the year ended December 31, 2006 also included the results of Barak and GlobCall. According to US GAAP the merger was recorded according to the purchase method. Under US GAAP, NetVision’s revenue in 2007 amounted to $293.1 million compared to $103.3 million in 2006. NetVision’s operating income in 2007 amounted to $5.4 million compared to $12.4 million in 2006 and its net loss in 2007 amounted to $3.0 million compared to net income of $7.1 million in 2006. NetVision’s functional currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision’s NIS figures into US dollars at the representative rate of exchange prevailing at December 31, 2007 according to which $1.00 equaled NIS 3.846.
Teledata (a 21% holding). Teledata’s revenues in 2007 amounted to $36.3 million compared to $28.1 million in 2006 and its net loss amounted to $6.3 million in 2007 compared to $14.8 million in 2006.
Impliant Inc. (a 22% holding). As a result of material adverse events in connection with Impliant’s main product during clinical trials, which occurred during the third quarter and beginning of the fourth quarter of 2007, Impliant temporarily ceased FDA clinical trials and conducted a technical reassessment of its main product and surgical technique used which could cause a delay in bringing its product to the market and will require additional financing (See Item 4 — “Information on the Company.”). Therefore, an impairment charge of $8.3 million was recorded in the third quarter of 2007.
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

The gain in 2006 resulted primarily from the following: (i) $1.8 million gain from the decrease in our holding in NetVision as a result of option exercises and debenture conversions; (ii) a $1.0 million gain from a share swap transaction in Ellara; and (iii) a loss of $1.0 million from the decrease in our holding in Given Imaging as a result of option exercises.
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
Finance income, net. Finance income, net, amounted in 2007 to $3.9 million, compared to $4.1 million in 2006. The finance income, net in 2007, included $0.8 million issuance expenses in the second quarter of 2007 relating to the issuance of Convertible Debentures and options to convertible debentures by our subsidiary, Starling. (See Item 4 — “Information on the Company.”)
Expenses
Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and materials associated with delivering products and services of our subsidiaries SELA and Starling (in 2006 — also Galil Medical). Cost of revenues in 2007 amounted to $2.2 million, compared to $6.6 million in 2006.
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

	Year ended December 31,
	2007	2006
	(millions of $)
Corporate	8.3	6.5
Galil Medical[1]	—	4.4
SELA	3.2	3.5
Starling	7.0	5.8
3DV1	—	2.6
Medingo	8.6	3.0
Enure[2]	—	1.9
RDC	2.1	1.8
Other	0.5	—

	29.8	29.5

[1]	Galil Medical and 3DV had been consolidated through December 2006.

[2]	Enure had been consolidated through August 2006.

Corporate operating expenses in 2007 amounted to $8.3 million compared to $6.5 million in 2006. The increase resulted mainly from an increase in salaries and related expenses and from charitable contributions in the amount of approximately $0.5 million.
SELA’s operating expenses amounted to $3.2 million in 2007, compared to $3.5 million in 2006 and its operating loss amounted to $0.6 million compared to $0.9 million in 2006.
Starling’s operating expenses amounted to $7.0 million in 2007 compared to $5.8 million in 2006. The increased loss resulted mainly from the increase in salaries and related expenses.
Medingo’s operating expenses and operating loss amounted to $8.6 million in 2007 compared to $3.0 million in 2006. Medingo’s operating expenses include mainly research and development expenses incurred in the development of its micro- insulin patch pump.
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
B. Liquidity and Capital Resources
Consolidated cash, debentures and deposits at December 31, 2008, were approximately $17.5 million compared with $74.4 million at December 31, 2007. At December 31, 2008, corporate cash, debentures and deposits were $4.0 million compared with $55.2 million at December 31, 2007.

The main uses of corporate cash and other liquid instruments in 2008, were $79.6 million of investments in securities of, and loans to, our group companies (of which $24.5 million was utilized for the purchase of 5% of Given Imaging’s outstanding shares).
The main sources of corporate cash and other liquid instruments in 2008, were a $30 million credit line provided to us by Israeli Discount Bank which was fully utilized by us during 2008, a $6 million loan provided to us by DIC (see further description of the credit line and the loan provided by DIC below) and $1.5 million generated from the deferred consideration received in return for the sale of KIT shares in 2004.
The investments and loans in our group companies during 2008 are detailed in the following table (in millions of $) :

Consolidated companies (**)
($ in milllons)
RDC	5.5
Medingo	1.0
Impliant(*)	6.0
Wavion(*)	4.9
SELA	0.8

Starling (***)	4.4

22.6

Affiliated companies and other investments
Given Imaging	24.5
Pocared	6.9
Brainsgate	6.0
Safend	2.7
BPT	2.1
Enure	1.9
Atlantium	2.6
Kyma	1.0
Ellara	1.6
PlyMedia	2.5
Aqwise	1.1
Other	4.1

57.0

Total corporate investments	79.6

(*)	Consolidated from March 31, 2008

(**)	These investments do not affect the cash included in the consolidated financial statements, exept for the investment in Starling’s debentures.

(***)	Purchase of Starling Convertible Debentures.

In addition during 2008, RDC invested an amount of $15.5 million, all of which were in its consolidated subsidiaries.
Consolidated working capital at December 31, 2008 amounted to $7.3 million compared to $61.0 million at December 31, 2007. The decrease was mainly due to the decrease in corporate cash and other liquid instruments and the increase in short term loans, which loans resulted mainly from the initial consolidation of Wavion and Impliant.
Consolidated loans at December 31, 2008, were approximately $44.8 million, compared to $5.6 million at December 31, 2007. Convertible Debentures at December 31, 2008 amounted to $2.2 million compared to $5.5 million at December 31, 2007. The balance represents the minority portion of the Convertible Debentures issued by Starling. The decrease was mainly due to a decrease in the market value of the Convertible Debentures and from our purchase of the Convertible Debentures.
On May 15, 2008, the Company signed an agreement (the “Agreement”) with Israel Discount Bank Ltd. (the “Bank”) to provide us with a $30 million credit line to be utilized within a period of 364 days from the date of the Agreement. During this period, we could draw down loans from the credit line for a three-year period bearing interest at a rate of three months LIBOR +1.3%. We agreed to pay the Bank during the term of the Agreement a fee equal to 0.24% per annum on all amounts not utilized under the credit line. Loans drawn down from the credit line may be repaid early without penalty on any interest payment date.
As part of the Agreement, we committed to certain covenants including:
(i)
maintaining a ratio equal to the sum of (1) cash and cash equivalents, (2) the market value of holdings in public companies and (3) short term investments, to the finance debt, as defined in the Agreement, which shall be not less than three;

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
As of December 31, 2008 and as of June 24, 2009 all covenants mentioned above were met. However, due to the increased volatility of stock prices in the securities markets, we are currently in a process with the Bank to replace the first covenant with a pledge on a portion of the ordinary shares we hold in Given Imaging.

On October 30, 2008 we entered into a loan agreement with DIC, pursuant to which DIC provided us with a NIS denominated loan, the First Loan, in an amount equivalent to $6 million bearing interest at a rate of 5.95% per annum and linked to the Israel consumer price index. As part of the agreement we agreed to customary default provisions generally included in loan agreements. The First Loan is subordinate to the existing loan from the Bank and extended for the same period through September 24, 2011. If the loan from the Bank is repaid earlier, then the DIC First Loan will be repaid at that time; if the repayment of the loan from the Bank is extended, then the repayment of the DIC Loan will be extended for the same period. With the Bank’s prior written consent, Elron may prepay the DIC Loan in whole or in part.
On January 15, 2009, we entered into a second loan agreement with DIC, or the Second Loan, pursuant to which DIC provided us with a NIS denominated loan equivalent to $2 million bearing interest at a rate of 5.50% per annum and linked to the Israel consumer price index. The terms of the Second Loan are substantially the same as the terms of the First Loan.
On June 15, 2009, we entered into a third loan agreement with DIC, or the Third Loan, pursuant to which DIC will, subject to receipt of all corporate approvals, provide us with a NIS denominated loan in an amount equivalent to $7 million bearing interest at a rate of 3.23% per annum and linked to the Israel consumer price index. The terms of the Third Loan are substantially the same as the terms of the First Loan and Second Loan.
The interest rate for each DIC loan was determined on the basis of the customary rate then prevailing for this type of loan.
See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”
As of June 24, 2009 we had a cash balance of $2.3 million which excludes the proceeds from the $7 million Third Loan to be advanced to us by DIC upon receipt of all required corporate approvals.
On December 1, 2008, RDC entered into a credit line agreement with a commercial bank in Israel (the “Bank”) for the granting of loans by the Bank to RDC in the total amount of up to $10 million (the “Credit Line Agreement”), to be utilized no later than August 30, 2009. According to the Credit Line Agreement, the loans to be granted (the “RDC Loans”) shall bear an interest of Libor plus 4% (paid quarterly) and shall be repaid at the lapse of 24 months from the initial withdrawal from the Credit Line. The RDC Loans shall be secured by a first priority fixed charge on such amount of shares of Given Imaging held by RDC, such that the market value of such shares represents at any given time 200% of the aggregate of all outstanding loans drawn down under the Credit Line Agreement, as shall be adjusted according to the terms stipulated in the Credit Line Agreement. In addition, RDC placed a first priority floating charge on all its assets in favor of the Bank to secure the RDC Loans. As of December 31, 2008, RDC drew down the amount of $1 million from the Credit Line and as of June 15, 2009 RDC drew down an additional amount of $9 million from its Credit Line, and placed a fixed charge on 2,461,334 Ordinary shares of Given held by RDC, in favor of the Bank.
On February 10, 2009, Given Imaging declared a special cash dividend of approximately $0.54 per share, or $16.0 million in the aggregate, of which the Elron’s and RDC’s share is approximately $3.7 million and $1.4 million, respectively. Payment of this dividend was distributed on March 10, 2009.

On March 10, 2009, NetVision declared a special cash dividend of approximately NIS 3.08 per share (approximately $0.73), or NIS 90 million (approximately $21.2 million), in the aggregate, of which our share is approximately NIS 14.2 million (approximately $3.3 million). Payment of this dividend was distributed on April 7, 2009.
Convertible debentures at December 31, 2008 amounted to $2.2 million and represent the minority portion of the Convertible Debentures issued by Starling in May 2007 and from the exercise of a portion of Starling’s options into debentures. In October 2008, we purchased Starling Convertible Debentures for a total amount of approximately NIS 16 million (approximately $4.4 million).
Subsequent to December 31, 2008 and through June 15, 2009, we invested an additional aggregate amount of approximately $7.1 million in group companies as detailed below (in millions of dollars):

Consolidated companies	(millions of $)
Medingo	0.5
Wavion	1.1
Starling	0.7

2.3

Affiliated companies and other investments
BrainsGate	0.5
Pocared	2.4
BPT	0.5
Kyma	0.5
Teledata	0.6
Other	0.3

4.8

Total corporate investments	7.1

In addition, we and RDC have committed to provide additional loans to Starling in July 2009 in the amount of $0.6 million and $0.6 million respectively.
We are currently seeking and evaluating alternatives to increase our capital resources in order to support our investment plan in our group companies for at least the next twelve months. These alternatives include, but are not limited to, additional loans from our principal shareholder, DIC (see above regarding loans in the aggregate amount equivalent to $8 million already provided to us by DIC and additional $7 million loan to be provided by DIC, subject to obtaining all required corporate approvals), sale of holdings in group companies, obtaining bank loans for us and our group companies, as well as reducing our headquarter costs. We believe that we have sufficient resources to finance our operations for the abovementioned period.

Shareholders’ equity at December 31, 2008, was approximately $177.4 million, representing approximately 68% of the total assets compared with $265.8 million, representing approximately 89% of total assets at December 31, 2007.
Quantitative and Qualitative Disclosures About Market Risk
Market risks relating to our operations result primarily from changes in exchange rates, interest rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure.
Interest Rate Risks. We are exposed to market risks resulting from changes in interest rates, relating primarily to our and RDC’s loan obligations to banks. We do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2008, we and RDC had variable interest loans of $31.0 million ($40.0 million as of June 24, 2009). Therefore, an increase in interest rates would result with increase in our consolidated financial expenses.
Exchange Rate Risk. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of most of our principal subsidiaries and affiliated companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries’ assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. However, salaries and related expenses as well as expenses related to the DIC Service Agreement — See Item 7 — “Related Party Transactions- Major Shareholders” are denominated in NIS and the loans received from DIC are denominated in NIS, which during 2007 and 2008 strengthened against the U.S. dollar. It is our and our group companies’ policy to use derivative financial instruments, from time to time, to limit exposure to changes in the exchange rate between the NIS and the U.S. dollar or to keep a portion of its resources in NIS against portion of its future NIS expenses.
Since September 2008, the NIS has begun to weaken against the U.S. dollar and more recently strengthen against the U.S. dollar and accordingly is currently subject to increased volatility. If the NIS strengthens against the U.S. dollar, it will harm our and our group companies’ results of operations.
Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2008 we directly and indirectly held shares of publicly traded companies, primarily Given Imaging and NetVision. Stock prices in the industries of these companies, and of these companies themselves, have historically experienced significant volatility. Changes in the market value of our publicly traded holdings, including holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations unless they are concluded to be other than temporary but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business. Based on closing market prices at December 31, 2008, the market value of our and RDC’s holdings in public securities was approximately $115.0 million. At December 31, 2008, no instruments were used to hedge the risk of equity price fluctuations. As of June 24, 2009, the market value of our and RDC’s holdings in public securities increased to $140.0 million mainly as a result of the increase in Given Imaging’s share price.

C. Research and Development
Since we, through our group companies, engage in fields of high-technology, our group companies invest significant resources in research and development activities.
The combined R&D costs of all group companies amounted to approximately $126.8 million in 2008, $95.5 million in 2007 and $66 million in 2006.
The increase in R&D costs in 2008 as compared to 2007 was primarily due to the increase in R&D expenses of our affiliates and subsidiaries including mainly Pocared, Medingo, Given, Safend, Teledata, Galil Medical, Nulens, RADLIVE, 3DV and Starling.
The increase in R&D costs in 2007 as compared to 2006 was primarily due to the R&D expenses of our new affiliates and subsidiaries in which we invested at the end of 2006- and during 2007, including mainly Pocared, RADLIVE, Atlantium, Neurosonix and BPT, as well by the increase in the R&D expenses of our group companies, mainly Medingo, Galil Medical, 3DV, Brainsgate, Notal and NuLens.
Our consolidated R&D costs amounted to $29.2 million, $13.3 million and $11.8 million in 2008, 2007 and 2006, respectively. The increase in R&D cost in 2008 as compared to 2007 resulted mainly from the initial consolidation of Wavion and Impliant in 2008 and from the inclusion of R&D expenses of our subsidiaries Medingo, Xsights and Sync-RX. The increase in the consolidated R&D costs in 2007 as compared to 2006 resulted mainly from the increase in R&D expenses of our subsidiary Medingo.

D.	Trend Information
Since mid 2008, the global markets are experiencing a financial crisis and economic downturn which is adversely affecting our and our group companies’ business and results. Events pertaining to the financial crisis affect the securities markets which are facing increased volatility, including in securities of companies in the high-technology field. As a result, high-technology companies, such as our group companies, may experience difficulties in raising additional financing required to effectively operate and grow their businesses. It also affects our ability to raise additional capital, meet bank covenants, secure additional bank facilities and sell holdings of our group companies. This crisis has also adversely affected our financial results, which are directly impacted by our ability to conclude profitable “exit” transactions of companies in our group. In addition, due to the depressed prices of stocks in the securities markets and the impact of the downturn of the economy which affects the demand for our group companies’ products and their ability to raise additional financing in order to complete their development activities and/or grow their business, we have recorded and may have to record in the future, impairment charges if the fair value of certain investments decrease below their carrying amount in an other than temporary manner.
E. Off- Balance Sheet Arrangements
There is no principal amount of off- balance sheet transactions.
F. Tabular Disclosure of Contractual Obligations
At December 31, 2008, we and our subsidiaries had material contractual obligations which are expected to affect our consolidated cash flow in future periods, which included lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (in million of $):

Type of Obligation	2009	2010	2011	2012	2013	Total
Loans from banks	3.3	2.7	30.0	—	—	36.0
Loans from others	0.2	—	2.4	—	—	2.6
Loan from Shareholders	—	—	6.2	—	—	6.2
Starling’s Convertible Debentures	—	0.4	0.4	0.4	0.4	1.6
Leases	1.6	1.2	0.6	0.1	—	3.5

*	Does not include accrued severance pay and retirement obligation of $4.1 million at December 31, 2008.

**	See Note 14 (I) to our consolidated financial statements with respect to FIN 48.
We have fully utilized $30 million under a credit line facility to be repaid in September 2011 and RDC was fully utilized $10 million under its credit line facility to be repaid in December 2011 — April 2012. As of June 24, we were also provided with loans aggregating $8 million from DIC to be repaid in September 2011. See “B. Liquidity and Capital Resources”.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
As of June 1, 2009, our executive officers and directors are as follows:
Directors

Name	Age	Position
Arie Mientkavich(5)	66	Chairman of the Board of Directors
Avraham Asheri(1)(4)	71	Director
Gad Arbel(1)(2)(4)	60	External Director
Prof. Gabi Barbash	59	Director
Rona Dankner(5)(6)	26	Director
Ami Erel(5)	62	Director
Avraham Fischer(5)	52	Director
Yaacov Goldman (1)(2)(3) (4)	53	External Director
Shay Livnat(5) (6)	50	Director
Dori Manor(5) (6)	42	Director
Arie Ovadia	60	Director
Executive Officers

Name	Age	Position
Ari Bronshtein	39	Co- Chief Executive Officer
Zvika Slovin	43	Co- Chief Executive Officer
Rinat Remler	37	Vice President, Chief Financial Officer

(1)	Member of our Audit Committee.

(2)	External director under the Israeli Companies Law.

(3)	Designated “financial expert” under the Sarbanes-Oxley Act of 2002.

(4)	Designated “financial expert” under the Israeli Companies Law.

(5)	Director or officer of IDBH, IDBD and/or DIC.

(6)
Rona Dankner is the daughter of Nochi Dankner, Shay Livnat is the son of Avraham Livnat and Dori Manor is the son of Isaac and Ruth Manor. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

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
Gad Arbel joined Elron as a director in October 2008. Mr. Arbel provides consulting services in the economic financial field and serves as an outside director and member of the investment committee at Psagot Mutual Funds (2005) Ltd. Mr. Arbel also serves as a director and chairman of the audit committee of the Managing Association of the Compulsory Vehicle Insurance (the Pool) Ltd., as a member of the Administrative Committee of the Veteran Pension Funds of Israel and as a member of the Board of the College of Management Academic Studies. Mr. Arbel has also served as: director and chairman of the Compliance Committee of the Israel Discount Bank of New York (from 2006 — 2008); director of Discount Bancorp (from 2007 — 2008); and director and chairman of the audit committee of the Israel Discount Bank Ltd. (from 2001 — 2007). From 1997-2001, Mr. Arbel served as a vice president and member of the executive management of the United Mizrachi Bank, heading the Capital Market and Investments Division responsible for, among other things, the departments of securities, provident funds, deposits and savings, private banking and capital market subsidiaries. From 1988-1992, Mr. Arbel served as the Commissioner of Capital Market, Insurance and Savings in the Ministry of Finance of the State of Israel; and from 1983-1987, served in New York as the Chief Fiscal Officer of the Government of Israel for the Western Hemisphere. Mr. Arbel has a B.A. in Economics and an M.B.A., each from the Hebrew University of Jerusalem, Israel.
Avraham Asheri joined Elron as a director in December 1999. He serves as the Chairman of our Audit Committee. He is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Africa Israel Investments Ltd., Elbit Systems Ltd., Koor Industries Ltd. and Mikronet Ltd. Mr. Asheri was the president and chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as senior executive vice president and as a member of its management committee, Mr. Asheri held the position of director general of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including managing director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a Bachelors degree in Economics and Political Science from The Hebrew University of Jerusalem.

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
Rona Dankner joined Elron as a director in October 2008. Ms. Dankner serves as Portfolio Companies Liaison at DIC, a role which entails direct involvement in the activities of DIC’s portfolio companies and collaboration with senior management in ongoing strategic, marketing and financial activities and projects. In this capacity, Ms. Dankner collaborates with management at Koor Industries Ltd. in monitoring portfolio companies and investment opportunities, and serves as a director of Property & Building Corporation Ltd. Ms. Dankner has a B.A. in Business Administration from the Interdisciplinary Center in Herzeliya, Israel.
Ami Erel served as the Chairman of our Board of Directors from November 1999 through January 2007 and continues to serve as a director of Elron. He also served as our Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President and Chief Executive Officer of DIC since June 1, 2001 and since March 2007 through December 2007, he also served as Chief Executive Officer of NetVision Currently, Mr. Erel is Chairman of the board of Directors of Cellcom Israel Ltd., NetVision and Koor Industries Ltd. and serves as a director of Property and Building Corporation Ltd., Shufersal Ltd. and Makheshim Agan Industries Ltd. In addition, Mr. Erel serves as the Chairman or a member of the boards of directors of various other subsidiaries and affiliates of DIC and Elron. Since January 2005 through January 2009, Mr. Erel served as Chairman of the executive committee of the Manufacturers Association of Israel. Mr. Erel holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.
Avraham Fischer joined Elron as a director in August 2003. He is the Executive Vice President of IDBH, the deputy Chairman of IDBD, Co-Chief Executive Officer of CII and Chairman of Clal Biotechnology Industries Ltd. In addition, he is a partner of Fischer, Behar, Chen & Co., a leading Israeli law firm. Mr. Fischer is the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism, and is the co-founder and vice chairman of Ganden Holdings Ltd., which is the principal shareholder of IDBH. He serves as a director of CII, IDBH, DIC, Hadera Paper Ltd., Vyyo Inc. and several other companies. Mr. Fischer is a co-chairman of “Matan — Your Way to Give,” a non-profit organization. Mr. Fischer holds an LL.B. degree from the Tel Aviv University and is a member of the Israeli bar association.

Yaacov Goldman joined Elron as an external director in March 2003 and was reappointed as an external director for a third three-year term in 2009. He serves as a member of the audit committee of our Board of Directors and is the designated financial expert of such committee. Mr. Goldman also serves as a director of Bank Leumi Le’Israel B.M., Mer Telemanagement Solutions Ltd., Golden House Ltd., Tagor Capital Ltd., Isrotel Ltd., Negev Ceramics Ltd., and Renewable Resources Ltd. From October 2004 until September 2008, Mr. Goldman served as the professional secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel. Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (a member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of Kesselman & Kesselman. Mr. Goldman is a certified public accountant in Israel, having received his Bachelor of Economics and Accounting from Tel Aviv University.
Shay Livnat joined Elron as a director in June 2005 and is the founder, President & CEO of Zoe Holdings Ltd. Mr. Livnat is also the founder and director of UPS Israel and UTI (Isuzu) Israel and serves as director and Vice President of Taavura Holding Ltd. Currently Mr. Livnat serves as a director of various private and public companies including IDBD, CII, Clal Insurance and Cellcom Israel Ltd. Mr. Livnat serves as a board member at the University of Haifa and the Tel-Aviv Jaffa College. Between 1988 and 1998, Mr. Livnat was the managing director of Tashtit Ltd. (DAF, Liebherr) and vice president of the Taavura Group. Mr. Livnat holds a B.Sc. in Electrical Engineering from Fairleigh Dickinson University.
Dori Manor joined Elron as a director in August 2003. He has served as Chief Executive Officer of David Lubinski Ltd., a group of automotive companies, since 2000, and was the Vice President from 1997 until 2000 and Assistant Director from 1994 until 1996. During 1994 and 1995, he served as a director of Morasco Ltd. During 1992 and 1993, he was engaged as an Industrial Engineering consultant for Factory Design Ltd. Mr. Manor serves as a director of IDBH, IDBD, DIC and CII. Mr. Manor received an MBA degree from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, in 1996 and a Bachelor of Science degree in Industrial Engineering from Tel Aviv University in 1993.
Dr. Arie Ovadia joined Elron as a director in March 2007. Dr. Ovadia has, during the last five years, served as chairman of The Phoenix Holdings Ltd., acted as an advisor to corporations and served as a member of the Israel Accounting Standards Board. He is a director of Straus Elite Ltd., Israeli Discount Bank Ltd., Israel Petrochemical Ltd., Tadiran Communications Ltd., Mehedrin Ltd., Carmel Olefins Ltd., Giron Ltd., Scaelix Corporation Ltd. and Destiny Investments Ltd. and Managing Director of Shamrock Israel Growth Fund Advisors Ltd. He holds a Ph.D. in Economics from the University of Pennsylvania, Wharton School.
Ari Bronshtein joined Elron as a director in March 2006. Mr. Bronstein was appointed co-Chief Executive Officer of Elron in May 2009. In January 2006, Mr. Bronshtein joined DIC as vice president. From 2004 to 2005, Mr. Bronshtein served as vice president and head of the Economics and Business Development division of Bezeq. From 2000 to 2003, Mr. Bronshtein served as Director of Finance and Investments at Bezeq. From 1999 to 2000, Mr. Bronshtein was manager of business analysis at Comverse Technologies, Inc. Mr. Bronshtein served from 1996 to 1999, in various positions at Tadiran Ltd., his last position being director of the Finance and Investments division. Mr. Bronshtein has previously served as a director of Bezeq International Ltd., Xpert Systems Ltd. and Simcha Urieli & Sons Engineering & Construction Company Ltd. Mr. Bronshtein currently serves as a director of CellCom Israel Ltd., Hadera Paper Ltd., and other companies within the DIC group Mr. Bronshtein holds a Bachelors degree in Finance and Management and a Masters degree in Finance and Accounting, both from Tel Aviv University.

Dr. Zvika Slovin joined Elron in January 2008 as Vice President, Medical and Life Sciences. Dr. Slovin was appointed co-Chief Executive Officer of Elron in May 2009. Dr. Slovin serves as director of RDC, Medingo, Nulens, BrainsGate, Impliant and Notal. Prior to joining Elron, Dr. Slovin founded Tactile Technologies in 2003 and served as its chief executive officer from January 2003 through March 2006. From 2006 to November 2007, Dr. Slovin served as chief executive officer of QuantomiX, which was later sold to El-Mul Technologies Dr. Slovin holds a Bachelor of Science degree in Physics and Atmospheric Sciences, a Masters of Science in Atmospheric Physics, Magna Cum Lauda, and a Ph.D in Physics, all from the Hebrew University of Jerusalem.
Rinat Remler joined Elron in April 2000 as Director of Finance and in November 2005 was appointed Vice President and Chief Financial Officer. From 1997 to 2000, Ms. Remler worked for Luboshitz Kasierer, a leading Israeli auditing firm, now part of Ernst & Young International. Ms. Remler serves on the boards of directors of NetVision, RDC, Starling, Teledata, and other Elron group companies. Ms. Remler was a lecturer in accounting and economics at the University of Haifa from 1997 to 1998 and at the Technion, Israel Institute of Technology, from 1995 to 1997. Ms. Remler holds a Bachelor of Arts degree in Economics from the Haifa University (summa cum laude) and a Master of Arts degree in Business Administration from the Technion, Israel Institute of Technology. Ms. Remler has been a licensed CPA in Israel since 1997.
B. Compensation
During the year ended December 31, 2008, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of approximately $3,928,000. This amount does not include amounts expended by us for automobiles made available to our officers in the aggregate amount of approximately $65,000.
The following table sets forth the approximate aggregate compensation paid by us during the fiscal year ended on December 31, 2008 to all of our directors and officers.

Cash and Cash-Equivalent
Forms of Compensation
(in thousands of U.S. $)
Salaries, Fees, Directors’
Fees, Commissions and
Bonuses
2008(1)
All Directors as a group, consisting of 11 persons	2,603
All Officers as a group, consisting of 6 persons	1,325

(1)	Does not include an increase in provision for vacation in the amount of approximately $207.

C. Board Practices
Except for our Chairman, none of our directors have service contracts with us or any of our group companies that provide for benefits upon termination of employment. One of our directors, Prof. Gabi Barbash, had a consulting agreement with us pursuant to which he provided services to us, which terminated on December 31, 2008, however, Prof. Barbash has continued to provide such services on the same terms as the consulting agreement, subject to the receipt of all required corporate approvals to extend the consulting agreement.
Board of Directors
Our Articles of Association provide for a board of directors of not less than five members and no more than fifteen members, including external directors. Currently, we have 11 directors. Each director, other than external directors, is elected to serve until the end of the first annual meeting following their appointment. However, if no directors are elected at such annual meeting, the then-present directors will continue in office. The Board of Directors may appoint additional directors, provided that the total number of directors does not exceed the maximum number of fifteen as mentioned above. A director appointed as such will serve until the end of the next annual meeting held following his or her appointment, and he or she will be eligible for re-appointment. Notwithstanding any of the above, any director, other than external directors, may be removed from office by an ordinary resolution of a general shareholders’ meeting or by two-thirds of the directors. A director need not hold any of our shares to qualify as one of our directors. Our Articles of Association provide that our Board of Directors may delegate its powers to its committees, subject to limitations determined by the Israeli Companies Law.
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

External Directors
The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel (i.e., public companies) to appoint two external directors. No person may be appointed as an external director if the person or the person’s spouse, siblings, parents, grandparents, descendants, spouses’ descendants or the spouses of any of the foregoing (collectively, a “relative”), partner, employer, anyone that the person is subordinated to directly or indirectly, or any entity under the person’s control, has or had, within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company, the controlling shareholder in the company on the date of appointment, or an entity in which, currently or within the two years prior to the appointment date, the controlling shareholder was the company or the company’s controlling shareholder.
The term “affiliation” includes:
•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•
service as an “office holder”, as defined below in “Item 10 — Additional Information — Memorandum and Articles of Association”, excluding service as a director who was appointed to serve as an external director in a company which is going to initially offer its shares to the public.

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

Under the Israeli Companies Law, a public company is required to appoint as an external director, a person who has “professional capability” or a person who has “financial and accounting expertise,” provided that at least one of the external directors must have “financial and accounting expertise.” In addition, the board of directors of a public company is required to determine the minimum number of directors with “financial and accounting expertise.” The qualifications for “professional capability” and “financial and accounting expertise” are determined by regulations adopted under the Israeli Companies Law. In March 2006, we determined the minimum number of directors with “financial and accounting expertise” serving on our Board of Directors to be two. Mr. Goldman and Mr. Asheri are designated as our two directors with financial and accounting expertise. Our other external director, Mr. Gad Arbel also qualifies as having financial and accounting expertise.

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
The initial term of an external director is three years and may be extended for an additional three years. According to regulations under the Israeli Companies Law, an external director of a company whose shares are dually listed on an Israeli exchange and on a foreign exchange, including the Nasdaq Global Select Market, may (in addition to the initial three year term and first additional three year term) be re-elected to one or more additional three-year terms, subject to the conditions described above for election of external directors, if the audit committee and the board of directors have determined that these additional terms benefit the company in light of the external director’s expertise and special contribution to the company and the reasons for this determination have been presented to the shareholders prior to their approval of the re-election. Yaacov Goldman is currently serving his third term, which ends in 2012 following the determination by the audit committee of the Board of Directors (the “Audit Committee”) and the Board of Directors that this additional term benefits Elron as described as well as shareholder approval. Gad Arbel is currently serving his initial three-year term as an external director. External directors may be removed only in a general meeting by the same percentage of shareholders that is required for their election, or by a court, and in both cases, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director, and all of the external directors must be members of the audit committee.
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
Both of our external directors, Yaacov Goldman and Gad Arbel, as well as Avraham Asheri serve on the Audit Committee. All members of our Audit Committee meet the definition of independent directors under the SEC and the Nasdaq Marketplace Rules. None of them is an affiliated person of us or has received any consulting, advisory or other compensatory fee from us, other than in their capacity as directors. We believe that Yaacov Goldman qualifies as a financial expert under the SEC and Nasdaq Marketplace Rules.
Internal Auditor
Under the Israeli Companies Law, the board of directors of public companies must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and with orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below in “Item 10 — Additional Information — Memorandum and Articles of Association”), an interested party, a relative of an office holder or an interested party, and he or she may not be the company’s independent accountant or its representative. According to the Israeli Companies Law, an “interested party” is defined as a shareholder who holds 5% or more of the outstanding share capital or voting power, a director, a general manager or a shareholder who has the right to appoint at least one director or the general manager. Doron Cohen of Fahn Kane, a member of Grant Thornton International, is our internal auditor.
D. Employees
In accordance with the Services Agreement entered into with DIC, all of Elron’s employees, other than our Chairman, were terminated as of April 30, 2009. Pursuant to the Services Agreement, effective from May 1, 2009, we receive managerial and administrative services from DIC. Other than the CEO and CFO who are to be proposed and appointed by Elron following approval by DIC and our Board of Directors, the services are performed by persons designated by DIC, all of whom are employed or otherwise engaged by DIC. For more information, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.” The following table sets forth, for the last three financial years, the number of our employees:

Period ended December 31,	2008	2007	2006

Management and Administration	*27	25	22

*	As of June 24, 2009, 13 are employed of which 12 are employed by DIC and provide services to us through the Services Agreement entered into with DIC.

Israeli Employment Law and Practices
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
A general practice followed, although not legally required, is the contribution of additional funds on behalf of employees to a fund known as Managers’ Insurance. This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. The employer decides which employees are entitled to participate in the plan, and each employee who agrees to participate, contributes an amount equal to 5% of his or her salary, and the employer contributes between 13.3% and 15.8% of the employee’s salary.
Pursuant to the Services Agreement, except for the Chairman, all of Elron’s employees were terminated, of which 11 are currently employed by DIC to provide the managerial and administrative services to Elron. Accordingly, except as provided otherwise in the Services Agreement, DIC shall determine the practices applicable such employees.

E. Share Ownership
The number of our ordinary shares beneficially owned by each of our directors, and by our directors and officers as a group, as of May 31, 2009, is as follows:

Director	Ordinary Shares
Arie Mientkavich, Chairman(1)	0
Ami Erel(1)	0
Gad Arbel	0
Avraham Asheri	0
Prof. Gabi Barbash	0
Rona Dankner(1)	0
Avraham Fischer(1)	0
Yaacov Goldman	0
Shay Livnat(1)	0
Dori Manor(1)	0
Arie Ovadia	0
All officers and directors as a group (consisting of 14 persons)	92,500	(2)

(1)	Director or officer of DIC, IDBD or IDBH. Ownership excludes shares beneficially owned by these companies.

(2)	Options to purchase 92,500 of our ordinary shares currently exercisable or exercisable within 60 days of May 31, 2009.
Stock Option Plans
As of June 15, 2009, 301,250 options to purchase our ordinary shares granted to our officers and employees were outstanding. Due to termination of employment following implementation of the Services Agreement 76,250 options have expired or will expire. Details concerning these options are as follows:
2003 Option Plan
During May 2003, our Board of Directors adopted the 2003 Option Plan which was subsequently ratified by our shareholders on November 30, 2003. Under this plan, options to purchase an aggregate of up to 500,000 ordinary shares may be granted. In March 2007, the 2003 option plan was increased by an additional 500,000 options to purchase 500,000 of our ordinary shares. The 2003 Option Plan provides that the exercise price per share shall be reduced by an amount equal to the amount of any dividend per share distributed. The optionees are entitled to exercise 25% of the amount granted, each year, commencing on the date of grant and expiring five years later, however, in accordance with Board and Audit Committee resolutions, with respect to option grants which would otherwise expire in accordance with their terms in 2008 and 2009, the term of each such grants was extended for an additional 3 year period from its original date of termination. Generally under the 2003 Option Plan, upon termination of employment, options then vested are exercisable within 90 days of termination, failing which the options expire. In circumstances where the optionee transfers his/her employment to one of our affiliates, the optionee’s options will generally continue in accordance with the terms of the plan. The Board of Directors has the discretion to extend vesting and the period within which to exercise options following termination of employment. In granting the options, the Board of Directors selected the capital gains tax track pursuant to the new tax reform legislation which came into effect on January 1, 2003. For more details see “Item 10—Additional Information— Taxation—Employee Stock Options.”

The following options were granted by us during the period from May 2004 to May 2009 and remain outstanding:

		Aggregate No. of
		Options Granted
	Aggregate No. of	to Officers (or
Date of Grant	Options	former Officers)	Exercise Price		Expiry Date
December 2004	20,000	20,000	$9.41	(1)	December 2012
July 2005	30,000	30,000	$7.84	(1)	August 2009
November 2005	18,750	18,750	$9.12		November 2010
March 2006	5,000	—	$9.05		March 2011
March 2007	120,000	120,000	$15.53		May 2012
January 2008	10,000	10,000	$10.57		May 2013
May 2008	3,750	—	$9.59		August 2009

(1)	Exercise price reduced as a result of a $3.00 dividend per share distributed in September 2005.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table* sets forth, as of May 31, 2009, unless otherwise specified, the number of ordinary shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of June 10, 2009, there were a total of 434 holders of record of our ordinary shares, of which 304 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common stock is held of record in broker “street names.” As of June 23, 2009, United States holders of record held approximately 17% of our outstanding ordinary shares.

	Number of	Percent of
Name and Address	Ordinary Shares	Ordinary Shares

Discount Investment Corporation Ltd. (1) Tel Aviv, Israel	14,442,111	48.71%

Clal Insurance Enterprises Holdings Ltd. (2) Tel Aviv, Israel	11,079	0.04%

All Officers and Directors as a group (3)	92,500	0.3%

*
The above table does not include 135,300 shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., an entity controlled by IDBD.

96

(1)
IDBH is the parent of IDBD, which, in turn, is the parent of DIC and Clal Insurance Enterprises Holdings Ltd. (“Clal Insurance”). IDBH, DIC and Clal Insurance are public companies whose ordinary shares are traded on the TASE.

As of May 31, 2009, IDBH was controlled as follows: (i) Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 55.26% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 4.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat held, directly and through a wholly-owned subsidiary, approximately 13.43% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd. (“Manor”), a private company controlled by Ruth Manor held, directly and through a majority-owned subsidiary, approximately 13.42% of the outstanding shares of IDBH.

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

Based on the foregoing, IDBH (by reason of its control of IDBD, and by reason of IDBD’s control of DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of Elron’s Ordinary Shares held by DIC.

Most of the foregoing holdings in IDBH have been pledged in favor of certain financial institutions as collateral for loans taken to finance the purchase of shares of IDBH. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings.

Nochi Dankner is the Chairman of IDBH, IDBD and DIC and a director of Clal Insurance. Zehava Dankner (the mother of Nochi Dankner) is a director of IDBH, IDBD and DIC. Rona Dankner (the daughter of Nochi Dankner) is a director of Elron. Zvi Livnat (a son of Avraham Livnat) is a director of IDBH, IDBD and DIC. Shay Livnat (a son of Avraham Livnat) is a director of IDBD, Clal Insurance and Elron. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal Insurance and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.

DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.

(2)
Clal Insurance is majority owned by IDBD, the parent company of DIC, which in turn is our significant shareholder. As of May 31, 2009, the other major shareholder of Clal Insurance was Bank Hapoalim B.M., which held approximately 9.95% of Clal Insurance’s shares. None of the remaining shareholders of Clal Insurance held more than 5% of its shares.

Clal Insurance’s address is 48 Menachem Begin Rd., Tel Aviv, Israel.

(3)
This amount includes 92,500 shares underlying options that are currently exercisable or that will become exercisable within 60 days of May 31, 2009.This amount does not include any shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC.

B. Related Party Transactions
Bonus granted to the Chairman of the Board of Directors
On October 12, 2008, following approval of each of the Audit Committee and the Board of Directors, the shareholders of the Company approved an annual bonus in the amount of NIS 1 million (then equivalent to approximately $0.27 million) for 2007 to our Chairman, Mr. Mientkavich.
Engagement of Clal Finance Batucha Investment Management Ltd. in Connection with the Partial Tender Offer to Purchase shares of Given Imaging and the Partial Tender Offer to Purchase Convertible Debentures of Starling
In May 2008, we engaged the services of Clal Finance Batucha Investment Management Ltd., Clal Finance, to serve as the Israeli Depositary in the partial tender offer to purchase the shares of Given Imaging —See “Item 4 — Information on the Company — History and Development of the Company.” In October 2008, we again engaged the services of Clal Finance to serve as the depositary in the partial tender offer to purchase convertible debentures of Starling. Clal Finance is a majority indirectly owned subsidiary of Clal Insurance Enterprises Ltd., a shareholder of ours, and a majority indirectly owned subsidiary of IDBH.
Each agreement was approved by our Audit Committee and Board of Directors.
Loan Agreements with DIC
On October 30, 2008 we entered into a loan agreement with DIC, pursuant to which DIC provided us with a NIS denominated loan, or the First Loan, in an amount then equivalent to $6 million bearing interest at a rate of 5.95% per annum and linked to the Israel consumer price index. As part of the agreement we agreed to customary default provisions generally included in loan agreements. The First Loan is subordinate to the existing loan from the Bank and extended for the same period through September 24, 2011. If the loan from the Bank is repaid earlier, then the DIC First Loan will be repaid at that time; if the repayment of the loan from the Bank is extended, then the repayment of the DIC Loan will be extended for the same period. With the Bank’s prior written consent, Elron may prepay the DIC Loan in whole or in part.
On January 15, 2009, we entered into a second loan agreement with DIC, or the Second Loan, pursuant to which DIC provided us with a NIS denominated loan in an amount then equivalent to $2 million bearing interest at a rate of 5.50% per annum and linked to the Israel consumer price index. The terms of the Second Loan are substantially the same as the terms of the First Loan.
On June 15, 2009, we entered into a third loan agreement with DIC, or the Third Loan, pursuant to which DIC will, subject to required corporate approvals, provide us with a NIS denominated loan in an amount equivalent to $7 million bearing interest at a rate of 3.23% per annum and linked to the Israel consumer price index. The terms of the Third Loan are substantially the same as the terms of the First Loan and Second Loan.

Each loan agreement was approved by our Audit Committee and our Board of Directors.
Services Agreement with DIC
On March 19, 2009, Elron entered into the Services Agreement with DIC. Pursuant to the Services Agreement, effective from May 1, 2009, Elron receives managerial and administrative services from DIC. Other than the CEO and CFO who are to be proposed and appointed by Elron following approval by DIC and Elron’s Board of Directors, the services are performed by persons designated by DIC (the “Staff”), all of whom are employed or otherwise engaged by DIC. For these services Elron is to pay DIC an annual fee equal to approximately $1.1 million. The term of the Services Agreement is three years, subject to either party having the right to terminate it on at least 120 days prior notice if DIC is no longer the largest shareholder of Elron. In connection with the Services Agreement, all Elron employees except our Chairman, were terminated and many of whom joined DIC. Mr. Doron Birger resigned from his position as president and CEO, and Mr. Ari Bronshtein and Dr. Zvika Slovin were appointed as co-CEOs.
Pursuant to the Services Agreement, we have agreed to indemnify DIC for any amounts DIC will be required to pay as a result of any legal or administrative proceeding initiated by any third party (other than Staff persons) seeking to impose liability on DIC arising from any act or omission in performing the Services, unless such act or omission amounted to gross negligence or was done other than in good faith. Moreover, DIC will not be responsible for any act or omission of any Staff person in performing the Services unless such act or omission was made pursuant to the express instructions of DIC. In addition, Elron will provide to Staff persons performing functions of officers, indemnification letters with respect to liabilities to which they will become exposed by virtue of performing such functions. Such indemnification letters will be provided by Elron as customarily provided by it to its officers prior to the date of the Services Agreement.
In addition, in connection with the DIC Services Agreement, we expect to reduce our general and administration costs by approximately $2.0 million on an annualized basis, net of the fee payable under the Services Agreement of approximately $1.1 million per annum. One-time charges recorded in 2009 with respect to execution of the agreement amounted to approximately $0.5 million.
The execution of the Services Agreement was approved by our Audit Committee, our Board of Directors and our shareholders.
C. Interests of Experts and Counsel
Not applicable.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
Our consolidated financial statements and other financial information are incorporated herein by reference to “Item 18 — Financial Statements” below.
Legal Proceedings
Gesser Claim:
During September 1999, we received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint Ltd. (formerly an affiliated company) against us and others. The allegation raised by the plaintiff related to the decision regarding the sale of Elscint’s substantial assets. The purported class action claim is for an amount of approximately $158 million, or alternatively, $123 million. The claim alleges that the defendants, by their decisions regarding the sale of Elscint’s assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to purchase from each of the members of the alleged represented class all shares held by them at a price of $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described below (under “Investors’ Claim”). The arrangement provides that if the appeal is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed. Following the decision on the said appeal by the Supreme Court as described in the following paragraph (under “Investors’ Claim”), the plaintiff requested the Court to resume the hearing of this lawsuit. On March 31, 2009 the Court approved the defendant’s application to dismiss certain claims while others still remain. A hearing has been set for October 2009.
Investors’ Claim
In November 1999, a claim against Elscint, Elbit Medical Imaging Ltd. (“EMI”), the parent company of Elsicnt, and various other defendants, including us and certain of our former officers, was filed in the Haifa District Court together with a request to approve certain causes of action set out in the claim, as a class action on behalf of some institutional investors, others and those who held shares in Elscint on September 6, 1999 and a request for certain casues of action to be treated as a derivative action. The allegations raised in the claim relate, among others, to the period prior to the sale of our holdings in Elbit Imaging Ltd. (formerly known as Elbit Medical Imaging Ltd.), or EI (the parent company of Elscint and formerly an affiliated company). The plaintiffs sought a court order pursuant to which EI would be compelled to effect a tender offer. In August 2000, the Haifa District Court decided to strike out the application for approval of the claim as a class action. Subsequent to that decision the plaintiffs submitted an amended statement of claim which is similar to the initial claim but is designated as a personal claim and partly as a derivative action rather than as a purported class action. In addition, some of the plaintiffs appealed to the Supreme Court in Israel against the District Court’s decision. In December 2006, the Supreme Court reversed that decision and returned the matter back to the Haifa District Court in order to decide whether the claim should be recognized as a class action. In

June 2007, in accordance with the directions of the Haifa District Court the plaintiffs submitted an updated statement of claim and request to approve the claim as a class action. Pursuant to the updated claim, the plaintiffs are no longer seeking an order compelling the tender offer but instead are claiming compensation for damages sustained due to the alleged failure of EI to effect the tender offer, as well as due to other allegations. The updated statement of claim does not specify the monetary amount claimed, but does include various allegations relating to the manner of determining the damages claimed, which depends, amongst other things, upon verification of the specific circumstances with regard to each shareholder of Elscint separately and the substance of each damage claimed. In January 2009, the Haifa District Court dismissed the plaintiffs’ request to approve the claim as a class action. On March 26, 2009, the plaintiffs appealed the Haifa Distric Court’s decision. At this stage, the personal claims of the plaintiffs for monetary damages and their request to treat certain of it as a derivative action remain pending.
During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including us and certain of our former officers ) of the action described above and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to recognize the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense.
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
B. Significant Changes
Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2008.

Item 9. The Offer and Listing
A. Offer and Listing Details
Markets and Share Price History
Our ordinary shares are traded on the Nasdaq Global Select Market and the TASE under the symbol “ELRN.” The following table sets forth, for the periods indicated, the high and low reported sales prices, which reflect the distribution of a dividend of $3.00 per share in 2005, of our ordinary shares on the Nasdaq (in U.S. Dollars) and on the TASE (in NIS):

	NASDAQ	NASDAQ	TASE	TASE
	High	Low	High	Low
Period	(U.S. $)	(U.S. $)	(NIS)	(NIS)

Annually

2004	12.09	9.2	56.82	43.55
2005	13.09	9.61	60.05	46.41
2006	12.80	8.75	55.79	40.81
2007	17.41	10.27	68.66	39.50
2008	12.37	1.07	45.50	4.45
Quarterly
First Quarter 2007	13.43	12.02	55.72	50.55
Second Quarter 2007	17.41	13.08	68.66	55.12
Third Quarter 2007	15.48	11.77	64.12	49.10
Fourth Quarter 2007	14.43	10.27	57.07	39.50
First Quarter 2008	12.37	8.21	45.50	27.41
Second Quarter 2008	9.87	8.08	34.00	26.95
Third Quarter 2008	8.28	4.30	27.56	17.3
Fourth Quarter 2008	4.59	1.07	15.17	4.45
First Quarter 2009	2.43	1.48	10.36	5.46
Second Quarter 2009 (through June 24, 2009)	3.57	2.07	13.28	8.63
Most recent six months
January 2009	1.67	1.48	6.53	5.46
February 2009	2.09	1.50	8.50	6.00
March 2009	2.43	1.77	10.36	7.80
April 2009	2.52	2.07	10.15	8.63
May 2009	2.84	2.15	12.40	9.09
June 2009 (through June 24, 2009)	3.57	2.87	13.28	11.12
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
An extraordinary meeting of our shareholders will be convened by the decision of the Board of Directors, or at the request of any two directors or one-quarter of the officiating directors, or by request of one or more shareholders holding at least 5% of the voting rights in our Company. Shareholders requesting an extraordinary meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the Board of Directors must convene an extraordinary meeting and send out notices setting forth the date, time and place of the meeting. Such notice must be given but not more than 35 days, prior to the extraordinary meeting.
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
In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company or who has any other power with respect to the company, is under a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the general meeting of the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the directors participating in a duly convened meeting.
C. Material Contracts
Services Agreement with DIC
On March 19, 2009, Elron entered into the Services Agreement with DIC. For more information see “Item 7—Major Shareholders and Related Party Transactions-Related Party Transactions. See also Exhibit 4.1 in the list of Exhibits attached hereto.

Agreement with Rafael
On December 30, 2007, Elron, DEP, RDC and Rafael signed an agreement (the “Addendum”), effective as of January 1, 2008, which was subsequently approved by the court. The Addendum amended the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael, and settled a claim filed by Rafael in September 2006 against DEP and RDC. Pursuant to the Addendum, RDC’s rights to commercialize certain technologies of Rafael will continue without time restrictions. In January 2008 we made a one-time investment in RDC of $4 million and are committed to make further investments of $0.75 million in RDC for each company established by RDC based on Rafael’s technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves other issues which will facilitate cooperation between the parties. See also Exhibit No. 4.3 in the List of Exhibits attached hereto.
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

The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally 15% as compared to 25% (or compared to 20% from January 1, 2006 if the dividend recipient is not a substantial shareholder — shareholders owning, directly or indirectly, 10% or more of our outstanding voting capital) for individuals or an exemption for companies), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the limitation does not apply if the company qualifies as a foreign investors’ company. This tax must be withheld by such company at the source, regardless of whether the dividend is converted into foreign currency.
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

•	Grant / Reduced tax package for an “Approved Enterprise”: Fixed asset grants up to 24% for enterprises in a development area and reduced company tax rates between 0% and 25% for seven to 15 years.

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
According to amendment number 20 of the Inflationary Adjustments Law most of the provisions of the law will not be valid starting tax year 2008. Pursuant to this amendment, the above mentioned “special tax adjustment” is canceled, depreciation deductions on Fixed Assets (that were classifies as fixed assets from 2002-2007) are adjusted for inflation based on the increase in the consumer price index from their original purchase date but not before the beginning of the 1982 fiscal year up to December 31, 2007. Losses carried forward will be adjusted for inflation based on the increase in the consumer price index up to December 31, 2007.

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
The following preferred corporate tax benefits are available to Industrial Companies: (a) deduction of purchases of know-how and patents over an eight-year period for tax purposes; (b) under certain interpretations, deduction of expenses incurred in connection with a public issuance of securities over a three-year period; and (c) an election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies and/or with a company that controls an Industrial Company and a specified percentage of its assets are invested in industrial companies; and (d) accelerated depreciation rates on equipment and buildings. In addition, new regulations which apply mainly to Industrial Companies, allow the depreciation of industrial equipment purchased prior to May 31, 2009 over a period of two tax years.
Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that any of our group companies will qualify and/or continue to qualify as an Industrial Company or that the benefits described above will be available in the future.
Capital Gains Tax
Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31 2002 is taxed at the marginal rate of up to 47% for individuals and 27% for corporations (in 2008). Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets (including non traded shares) acquired after that date has been reduced to 25% with respect to companies and 20% with respect to individuals; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after the date that the asset was held.

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
Employee Stock Options
Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:
(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 47% tax in 2008) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted (as of January 1, 2006, a period of 12 months commencing from the date of which the options were granted ; or
(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate ( including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option) upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. (On the capital profit the optionee is not required to make payments to the National Insurance Institute and health tax.) In this track, on the capital profit, the Company may not recognize expenses pertaining to the options for tax purposes but may do so on the income portion. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the end of the year in which the options were granted or 30 months commencing from the date of which the options were granted (with respect to options granted from January 1, 2006, a period of 24 months commencing from the date of which the options were granted); or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 47% tax in 2008) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 20% or 25% on the capital profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date.
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
Controlling shareholders will be taxable under section 3i to the tax ordinance, according to which, the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 47% in 2007) on the profit upon the sale of the underlying shares.
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
U.S. Federal Income Tax Considerations
Subject to the limitations described herein, this discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:
•	an individual citizen or resident of the United States for U.S. federal income tax purposes;
•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;
•	an estate, the income of which may be included in gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (a “Non-U.S. holder”) and considers only U.S. holders that will own the ordinary shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding our ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders that acquired our ordinary shares upon the exercise of employee stock options or otherwise as compensations, U.S. holders whose functional currency is not the U.S. Dollar, insurance companies, tax-exempt organizations, financial institutions or “financial services entities”, grantor trusts, certain former citizens or long-term residents of the United States, real estate investment trusts, regulated investment companies, persons who have elected mark to mark accounting and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below.
Additionally, the tax treatment of persons who are, or hold our ordinary shares through, a partnership or other pass-through entity is not discussed, and such persons should consult their advisor as to their tax consequences. The possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws are also not considered in this discussion.
You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign tax consequences to you of purchasing, holding or disposing of our ordinary shares.
Taxation of Distributions on Ordinary Shares
Subject to the discussion below under “Tax Consequences If We Are a Passive Foreign Investment Company,” a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated ordinarily as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld as described above under “Taxation of Non-Residents.” Dividends that are received by U.S. holders that are individuals, estates or trusts may be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for tax years ending on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the United States (e.g., the Nasdaq Global Select Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S.

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
Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the non-U.S. income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit are complex and include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. In addition, a U.S. holder will be denied a foreign tax credit for non-U.S. income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income tax withheld from a distribution if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.

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
A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date” and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.
Tax Consequences If We Are a Passive Foreign Investment Company (“PFIC’)
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

The “QEF” regime applies (to the exclusion of the “excess distribution” regime, described below) if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares during which we are a PFIC, and if we comply with certain reporting requirements. If the QEF regime applies, then in each taxable year that we are a PFIC, such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income and decreased by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. Generally, a QEF election generally allows electing U.S. holders to treat gain or loss realized on the disposition of their ordinary shares as capital gain or loss. If a QEF election is made by the U.S. holder after the first taxable year in which the U.S. holder holds our ordinary shares during which we are a PFIC, then special rules would apply.
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
A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are “marketable stock” (e.g., “regularly traded” on the Nasdaq Global Select Market). Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year in which we are a PFIC, and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.
Under the mark-to-market election, in a taxable year in which we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. Any loss on the disposition of our ordinary shares in excess of previous net mark-to-market gains is generally considered a capital loss. The mark-to-market election applies to the taxable year for which the election is made and all later taxable years in which we are a PFIC, unless the ordinary shares cease to be marketable or the IRS consents to the revocation of the election. If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.
A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (i) a distribution with respect to shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder’s holding period for our shares or (ii) gain from the disposition of our PFIC shares (including gain deemed recognized if the PFIC shares are used as security for a loan).

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares if we are a PFIC. A U.S. holder must include amounts allocated to the current taxable year, as well as amounts allocated to taxable years prior to the first taxable year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to each of the other taxable years would be taxed at the highest tax rate applicable to ordinary income for that taxable year and the U.S. holder also would be liable for interest on the deferred tax liability for such taxable year calculated as if such liability had been due with respect to such taxable year. The portions of gains and distributions that are not characterized as “excess distributions” are treated as ordinary income subject to tax in the current taxable year under the normal tax rules of the Code. A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who was not a nonresident alien) is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death.
We believe that in 2008 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our analysis is based, among other things, upon certain assumptions and methodologies with respect to the values that we have used, our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we held, and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.
We cannot assure you that the IRS will not challenge our assumptions and methodologies. If the IRS were to challenge successfully such assumptions or methodologies, we could potentially be classified as a PFIC for 2008 or prior taxable years.
The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. As described above, the tests are impacted, by, among other factors, changes in value of our group companies which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies. Accordingly, there can be no assurance that we will not become a PFIC for the current fiscal taxable year ending December 31, 2009 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to “mark to market” the ordinary shares, or to become subject to the “excess distribution” regime.

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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
For disclosures regarding our market risk exposures, see “Item 5 — Operating and Financial Review and Prospects” — Liquidity and Capital Resources — Quantitative and Qualitative Disclosures about Market Risk” above, which is hereby incorporated herein by reference.
Item 12. Descriptions of Securities Other Than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15. Controls and Procedures
a. Disclosure Controls and Procedures
The Company’s management, with the participation of its co-chief executive officers and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2008. Based on this evaluation, the Company’s co-chief executive officers and chief financial officer concluded that, as of December 31, 2008, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
b. Management’s Annual Report on Internal Control over Financial Reporting
The Company’s management, under the supervision of its co-chief executive officers and its chief financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company and its subsidiaries. Based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, which was issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed the Company’s internal control over financial reporting as effective as of December 31, 2008.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
c. Attestation Report of the Registered Public Accounting Firm
The attestation report of our registered public accounting firm is included in page F-2 of our audited consolidated financial statements set forth in “Item 18 — Financial Statements,”
d. Changes in Internal Control Over Financial Reporting
No change in the Company’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the year ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
The Board of Directors has determined that Mr. Yaacov Goldman is the “audit committee financial expert” serving on its Audit Committee. Mr. Goldman is “independent” as defined in Rule 5605(a)(2) of the Nasdaq Marketplace Rules

Item 16B. Code of Ethics
We have adopted a Code of Ethics and Business Conduct that is applicable to our officers and directors and those employees of DIC providing services to us under the Services Agreement. A copy of the Code of Ethics and Business Conduct was filed as an Exhibit 11.1 to our Annual Report on Form 20-F, filed with the SEC on June 29, 2004, and it is also available on our website at www.elron.com.
Item 16C. Principal Accountant Fees and Services
The following table sets forth the total remuneration that was paid by us and our subsidiaries to our principal accountants Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) in each of our previous two fiscal years:

	2007	2008
	(in thousands of U.S. $)

Audit Fees (1)	319	410
Tax Fees (2)	55	37
Audit-Related Fees(3)	240	96
All Other Fees (4)	20	46

Total	634	589

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

(3)
Audit-Related Fees include fees billed for accounting consultations related to accounting, financial reporting or disclosure matters not classified as “Audit services”; audit of prospectuses prepaid by subsidiaries assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; and assistance with internal control reporting requirements.

(4)	All Other Fees consists of services relating to Elron’s subsidiaries status as “approved enterprise/beneficiary enterprise”.
Our audit committee’s policy is to pre-approve each audit and non-audit service to be performed by our independent auditors for us and our subsidiaries.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not Applicable.

Item 16F. Change in Registrant’s Certifying Accountant.
Not Applicable.
Item 16G. Corporate Governance
As our ordinary shares are listed on Nasdaq they are subject to the rules and regulations established by Nasdaq that are applicable to listed companies. The Rule 5600 Series of the Nasdaq Marketplace Rules (“Rule 5600”) impose various corporate governance requirements on listed companies. Rule 5615(a)(3) provides that a foreign private issuer such as Elron may follow the practice in its home country in lieu of the provisions of Rules 5600, 5250(d), 5210(c) and 5255, subject to several exceptions.
We have chosen to follow the rules of our home jurisdiction, the Israeli Companies Law, in lieu of the requirements of Rule 5600 relating to the following:
•
independence of the board of directors (Israeli law only requires that at least two independent External Directors (a defined in the Companies Law) serve on the board of directors of a publicly traded company);

•	executive sessions of independent directors (under Israeli law, there is no requirement of separate sessions of independent directors);
•
the requirement that compensation of executive officers is to be determined by an independent committee of the board or by the independent members of the board of directors (under Israeli law, the compensation of such officers may be determined by the board of directors or a committee thereof and there is no requirement for a recommendation or determination by independent directors or a compensation committee);

•
the requirement that director nominees must be selected by an independent committee of the board or by the independent members of the board of directors (under Israeli law, the nominations process is conducted by the full board of directors and there is no requirement to adopt a formal charter or board resolution addressing a company’s nomination process); and

•
the requirement that any material amendment to the Company’s option plan must be approved by the shareholders of the Company (under Israeli law and practice, generally, the approval of a company’s board of directors, not its shareholders, is required to establish or amend equity based compensation plans).

The above requirements of Rule 5600 are not required under the Israeli Companies Law.

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

4.1
Services Agreement dated as of March 19, 2009 by and between the registrant and Discount Investment Corporation Ltd., incorporated by reference to Exhibit 99.2 to Form 6-K, filed with the SEC on March 24, 2009.

4.2
Joint Venture Agreement, dated as of April 1993, among Discount Investment Corporation Ltd., PEC Israel Economic Corporation, Rafael Armament Development Authority Ltd. and Galram Technology Industries Limited (“Joint Venture Agreement”), incorporated by reference to Exhibit 10.4 to Amendment No. 5 to the Company’s Registration Statement on Form F-4, filed with the SEC on March 14, 2002.

4.3
Amendment to Joint Venture Agreement, dated December 30, 2007, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008.

8.1	List of subsidiaries.
11.1	Code of Ethics, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2004.
12.1	Certification of the co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the co-Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of the co-Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.3	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd., dated June 25, 2009.
15.2	Consent of Somekh Chaikin, a member firm of KPMG International, for Given Imaging Ltd., dated June 25, 2009.
15.3	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for NetVision Ltd., dated June 24, 2009.

*	This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: June 25, 2009	ELRON ELECTRONIC INDUSTRIES LTD.
	By:	/s/ Ari Bronshtein
		Name:	Ari Bronshtein
		Title:	Co-Chief Executive Officer

	By:	/s/ Zvi Slovin
		Name:	Zvi Slovin
		Title:	Co-Chief Executive Officer

	By:	/s/ Rinat Remler
		Name:	Rinat Remler
		Title:	Vice President & Chief Financial Officer

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED
FINANCIAL STATEMENTS
As of December 31, 2008

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.
We have audited Elron Electronic Industries Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated June 25, 2009 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 25, 2009	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.
We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the “Company”) and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $ 41.5 million and $ 34.1 million as of December 31, 2008 and 2007, respectively, and the Company’s equity in their income (losses) amounted to $ 1.1 million, $ 4.1 million and $ (0.3) million for the years ended December 31, 2008, 2007 and 2006, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other the auditors.
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
In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2009 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 25, 2009	A Member of Ernst & Young Global

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

		December 31,
	Note	2008	2007

ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	$17,364	$20,090
Short-term investments	5	—	16,900
Restricted cash	3.a.	143	7,642
Available for sale marketable securities	6	—	29,730
Trade receivables		1,150	1,043
Other receivables and prepaid expenses *		5,772	5,269
Inventories		1,999	1,732

Total current assets		26,428	82,406

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies	7	148,407	131,351
Investments in other companies and long-term receivables	8	70,833	73,718
Deferred taxes	14	—	2,204
Severance pay deposits		2,942	1,808

Total investments and long-term receivables		222,182	209,081

PROPERTY AND EQUIPMENT, NET	9	4,582	1,936

INTANGIBLE ASSETS	10

Goodwill		—	2,512
Other intangible assets		7,457	3,012

Total intangible assets		7,457	5,524

Total assets		$260,649	$298,947

*	Includes short-term receivables from related parties in the aggregate amount of $69 and $169 as of December 31, 2008 and 2007, respectively.
The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

		December 31,
	Note	2008	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans from banks and others	11	$1,142	$850
Current maturities of long-term loans from banks and others	13	2,349	2,475
Trade payables		3,829	3,236
Convertible Debentures	3.a.	—	5,549
Option to Convertible Debentures	3.a.	—	830
Other payables and accrued expenses	12	11,846	8,508

Total current liabilities		19,166	21,448

LONG-TERM LIABILITIES
Long-term loans from banks and others	13	35,062	2,244
Long-term loans from shareholders	13	6,176	—
Accrued severance pay and retirement obligations		4,137	2,451
Convertible Debentures	3.a	2,161	—
Deferred taxes	14	—	373

Total long-term liabilities		47,536	5,068

CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS	15

MINORITY INTERESTS		16,530	6,614

SHAREHOLDERS’ EQUITY:	16
Ordinary shares of NIS 0.003 par value; Authorized: 35,000,000 shares as of December 31, 2008 and 2007; Issued and outstanding: 29,650,017 shares as of December 31, 2008 and 2007, respectively;		9,573	9,573
Additional paid-in capital		276,286	275,947
Accumulated other comprehensive income	23	1,104	3,689
Retained earnings (accumulative deficit)		(109,546)	(23,392)

Total shareholders’ equity		177,417	265,817

Total liabilities and shareholders’ equity		$260,649	$298,947

The accompanying notes are an integral part of the consolidated financial statements.

June 25, 2009	/s/ Arie Mientkavich	/s/ Avraham Asheri	/s/ Ari Bronshtein	/s/ Zvi Slovin
Date of approval of the financial statements	Arie Mientkavich Chairman of the Board of Directors	Avraham Asheri Director	Ari Bronshtein, Co-Chief Executive Officer	Zvi Slovin Co-Chief Executive Officer

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

		Years ended December 31
	Note	2008	2007	2006

INCOME
Net revenues*		$6,237	$4,371	$12,863
Equity in losses of affiliated companies, net	18	(15,984)	(20,416)	(17,740)
Gain (loss) from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	19	(44)	14,854	2,547
Other income (expenses), net	20	(25,429)	(3,214)	29,310
Financial income (expenses), net	21	1,678	3,945	4,051

		(33,542)	(460)	31,031

COSTS AND EXPENSES
Cost of revenues		3,646	2,233	6,625
Research and development costs, net		29,194	13,284	11,758
Marketing and selling expenses		7,525	2,802	4,717
General and administrative expenses		18,832	13,716	12,995
Amortization of intangible assets and acquired in- process- research and development write-off		4,801	2,306	18
Impairment of goodwill		2,512	—	—
		66,510	34,341	36,113

Income (loss) before taxes on income		(100,052)	(34,801)	(5,082)
Taxes on income	14	(1,269)	(7,544)	(1,110)

Income (loss) after taxes on income		(101,321)	(42,345)	(6,192)
Minority interest in losses (income) of subsidiaries		15,167	5,250	9,224

Net income (loss)		$(86,154)	$(37,095)	$3,032

Net income (loss) per share	17
Basic:

Net income (loss)		$(2.91)	$(1.25)	$0.10

Diluted :

Net income		$(2.94)	$(1.27)	$0.07

Weighted average number of Ordinary shares used in computing basic net income (loss) per share (thousands)		29,619	29,619	29,532

Weighted average number of Ordinary shares used in computing diluted net income (loss) per share (thousands)		29,619	29,619	29,624

*	Includes revenues from related parties in the amount of $6,699, for the year ended December 31, 2006. (See Note 7.d.2 regarding the sale of Oncura by Galil)
The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
STATEMENT OF SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share and per share data

				Accumulated	Retained
				other	earnings	Total	Total
	Number of		Additional	comprehensive	(accumulated	shareholders’	comprehensive
	shares	Share capital	paid-in capital	income (loss)	deficit)	equity	income (loss)

Balance as of January 1, 2006	29,483,455	$9,572	$271,132	$10,741	$10,671	$302,116
Total comprehensive income							$359

Exercise of options	109,293	1	527	—	—	528
Stock-based compensation	—	—	344	—	—	344
Capital transaction in affiliated company (gain on purchase by affiliate of its subsidiary’s preferred stock)	—	—	927	—	—	927
Other comprehensive income (loss), net of tax (see note 23):
Unrealized gain on available for sale securities	—	—	—	6,493	—	6,493
Reclassification adjustment for gain realized and other than temporary impairment included in income	—	—	—	(16,645)	—	(16,645)	$(16,653)
Foreign currency translation adjustments	—	—	—	709	—	709	709
Net income	—	—	—	—	3,032	3,032	3,032

Balance as of December 31, 2006	29,592,748	$9,573	$272,930	$1,298	$13,703	$297,504
Total comprehensive loss							$(12,912)

Exercise of options	57,269	—	230	—	—	230
Stock-based compensation	—	—	304	—	—	304
Increase in investment due to issuance of shares by a development stage subsidiary company (see Note 3.a.)	—	—	2,483	—	—	2,483
Other comprehensive income (loss), net of tax (see note 23):
Unrealized gain on available for sale securities	—	—	—	1,658	—	1,658	$1,658
Reclassification adjustment for loss realized included in income	—	—	—	(1,255)	—	(1,255)	(1,255)
Foreign currency translation adjustments included in net income due to decrease in holdings in affiliated companies	—	—	—	(407)	—	(407)	(407)
Foreign currency translation adjustments	—	—	—	2,395	—	2,395	2,395
Net loss	—	—	—	—	(37,095)	(37,095)	(37,095)

Balance as of December 31, 2007	29,650,017	$9,573	$275,947	$3,689	$(23,392)	$265,817
Total comprehensive loss							$(34,704)

Stock — based compensation	—	—	339		—	339
Other comprehensive income (loss), net of tax (see note 23):
Decrease in unrealized gain on available for sale securities	—	—	—	(1,861)	—	(1,861)	$(1,861)
Reclassification adjustment for loss realized and other than temporary impairment included in net loss	—	—	—	52	—	52	52
Foreign currency translation adjustments	—	—	—	(776)	—	(776)	(776)
Net loss	—	—	—	—	(86,154)	(86,154)	(86,154)

Balance as of December 31, 2008	29,650,017	$9,573	$276,286	$1,104	$(109,546)	$177,417

Total comprehensive loss							$(88,739)

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(86,154)	$(37,095)	$3,032
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in losses of affiliated companies, net	15,984	20,416	17,740
Minority interest in losses of subsidiaries	(15,167)	(5,250)	(9,224)
Loss (gain) from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	44	(14,854)	(2,547)
Interest on loans from minority shareholders of subsidiary	283	—	—
Gain from sale of investments in available for sale securities	(239)	(1,592)	(24,899)
Gain from settlement of a subsidiary’s loan	—	—	(2,708)
Depreciation and amortization (including IPR&D)	5,819	751	1,192
Impairment of investments	26,079	9,205	—
Impairment of goodwill	2,512	—	—
Accrued interest on loans from shareholders	176	—	—
Equity in losses of partnerships	818	826	672
Stock based compensation and changes in liability in respect of call options	1,180	1,740	771
Decrease in restricted cash	389	—	—
Deferred taxes, net	1,180	4,986	(4,243)
Decrease (increase) in fair value of Convertible Debentures	(2,684)	243	—
Loss resulted from early redemption of Convertible Debentures	359	—	—
Convertible Debentures and Option to Convertible Debentures issuance costs recognized, included in net income	—	976	—
Gain from sale of real estate	—	(5,460)	—
Non-recurring gain from loans extinguishment	(127)	—	—
loss from sale of property and equipment, net	8	—	—
Changes in operating assets and liabilities
Increase in trade receivables	(99)	(401)	(457)
Decrease (increase) in other receivables and prepaid expenses	1,819	4,477	(738)
Decrease (increase) in trading securities, net	—	1	(2)
increase in inventories and contracts-in-progress	(326)	(117)	(1,069)
Increase in trade payables	8	133	2,589
Increase (decrease) in other payables and accrued expenses (mainly provision for income taxes)	1,800	(5,764)	7,195
Other	814	(119)	843

Net cash used in operating activities	(45,524)	(26,898)	(11,853)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in affiliated companies	(31,225)	(34,422)	(18,395)
Proceeds from sale of affiliated companies shares	—	621	992
Cash and cash equivalents paid for newly consolidated subsidiaries(Schedule A)	(117)	—	—
Change in cash and cash equivalents resulting from disposal of businesses and decrease in holdings in formerly consolidated subsidiaries (Schedule B)	—	—	(808)
Investment in other companies	(26,540)	(14,793)	(25,153)
Proceeds from sale and maturity of available for sale securities	29,452	44,518	82,332
Investments in long term deposits	(228)	(31,203)	(40,183)
Investment in available for sale securities	—	(17,171)	(35,377)
Proceeds from long term deposits	17,040	34,720	72,878
Investment in restricted cash	(3,184)	(7,642)	—
Proceeds from restricted cash	10,294	—	—
Purchase of property and equipment	(1,348)	(1,189)	(1,308)
Proceeds from sale of real estate and property and equipment	68	7,656	19

Net cash provided by (used in) investing activities	(5,788)	(18,905)	34,997

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from options exercised	—	230	527
Receipt of long-terms loans from shareholders	6,000	—	—
Repayment of long-term loans	—	(6)	(105)
Receipt of long-term loans from banks	31,000	—	—
Increase (decrease) in short-term bank loan, net	135	(417)	208
Proceeds from issuance of shares to minority of subsidiary, net	10,668	7,619	—
Proceeds from issuance of Convertible Debentures and Option to Convertible Debentures	3,184	5,188	—
Early redemption of Convertible Debentures	(4,401)	—	—
Receipt of short-term loans, convertible loans and long-term loans from minority shareholders of a subsidiary	2,000	325	2,660

Net cash providing by financing activities	48,586	12,939	3,290

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,726)	(32,864)	26,434
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	20,090	52,954	26,520

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$17,364	$20,090	$52,954

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2008	2007	2006
Supplemental cash flow information:
Cash paid during the year for:
Income taxes	$59	$10,472	$794

Interest	$1,741	$119	$69

Non cash transactions:
Issuance of warrants in connection with loan refinancing	$177	$—	$—

Proceeds from sale of shares of an affiliate not yet received	$—	$228	$—

Receivables in respect of issuance of shares by a subsidiary to the minority	$—	$2,550	$—

	Year ended December 31,
SCHEDULE A:	2008	2007	2006

Change in cash and cash equivalents paid for newly consolidated subsidiaries
Assets and liabilities at date of sale:
Working capital, net (except cash and cash equivalents)	$4,381	$—	$—
Property and equipment	(2,182)	—	—
Intangible assets	(2,049)	—	—
Accrued severance pay, net	231	—	—
Investment in affiliated companies	(762)	—	—
Minority interests	4,740	—	—
Purchase Price allocated to IPR&D	(4,476)	—	—

Cash and cash equivalents paid for newly consolidated subsidiaries	$(117)	$—	$—

	Year ended December 31,
SCHEDULE B:	2008	2007	2006

Change in cash and cash equivalents resulting from disposal of businesses and decrease in holdings in formerly consolidated subsidiaries
Assets and liabilities at date of sale:
Working capital (working capital deficiency), net (except cash and cash equivalents)	$—	$—	$2,826
Investment in affiliated Company	—	—	13,207
Property and equipment	—	—	709
Minority interest	—	—	(7,403)
Accrued severance pay, net	—	—	(215)
Long term loans	—	—	(1,401)
Securities received:
Other investments	—	—	(1,713)
Investment in affiliated Companies	—	—	(6,818)

Net decrease in cash and cash equivalents	$—	$—	$(808)

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 1:- GENERAL
a.
Elron Electronic Industries Ltd. (“Elron” or “the Company”), an Israeli corporation, is a high technology operational holding company. Elron’s business is conducted through subsidiaries and affiliates and other companies, referred as “group companies”, in which Elron invested, primarily in the fields of medical devices, information communications, technology, semiconductors and clean technology.

On November 30, 2006, as part of a tender offer to purchase up to 4,440,000 ordinary shares of Elron for $12 per share, Discount Investment Corporation Ltd. (“DIC”) purchased an additional 1.2% of the Company’s outstanding shares. Following the above additional purchases of the Company’s shares in 2006, DIC’s interest in the Company increased from approximately 48% to approximately 49% of the Company’s outstanding shares.

b.
The global markets are currently experiencing a financial crisis and economic downturn which are adversely affecting the Company and its group companies business. Events pertaining to the financial crisis affect the securities markets which are facing increased volatility, including in securities of companies in the high-technology field. As a result, high-technology companies, such as Elron group companies may experience difficulties in raising additional financing required to effectively operate and expand their businesses. It also affects the Company’s ability to raise additional capital, meet banks covanents, secure additional bank facilities and sell holdings of Elron group companies. As a result, the Company had to record impairment charges since the fair value of certain investments decrease below their carrying amount in an other than temporary manner. For impairment charges recorded during 2008 see Note 25.

c.
Subsequent to the balance sheet date, on March 19, 2009, Elron entered into a Services Agreement (the “Services Agreement”) with DIC, its principal shareholder, the execution of which was approved by the Company’s Audit Committee and Board of Directors, and thereafter approved on April 22, 2009 at a special general meeting of Elron’s shareholders. Pursuant to the Services Agreement, which became effective on May 1, 2009, Elron receives general managerial and administrative services from DIC. Other than the CEO and CFO who are to be proposed and appointed by Elron following approval by DIC and Elron’s Board of Directors, the services are performed by persons designated by DIC and approved by Elron, all of whom are employed or otherwise engaged by DIC. For these services Elron is to pay DIC an annual fee currently equal to approximately $1,100. The term of the Services Agreement is three years, subject to either party having the right to terminate it on at least 120 days prior notice if DIC is no longer the largest shareholder of Elron. In connection with these changes, Elron’s employees were terminated many of whom have joined DIC immediately thereafter.

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

Accordingly, amounts in currencies other than U.S dollars have been translated as follows:

Monetary balances — at the exchange rate in effect on the balance sheet date.

Revenues and costs — at the exchange rates in effect as of the date of recognition of the transactions.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income expenses, net.

The financial statements of affiliates accounted for under the equity method, whose functional currency is not the U.S. dollar, have been translated into dollars in accordance with SFAS 52. All balance sheet accounts have been translated using the exchange rate in effect at the balance sheet date. Statement of income amounts have been translated using average exchange rates prevailing during the year. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest or subsidiaries consolidated under the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). Inter-company balances and transactions have been eliminated upon consolidation. The minority interest amount adjusts the consolidated net income (loss) to reflect only the Company’s share in the earnings or losses of any consolidated company. However, when the minority investment is in the form of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses are not allocated to such minority interest in order not to reduce the carrying amount of the minority investment beyond the lower of the amount invested or liquidation value. When the subsidiaries equity is negative, subsidiary’s loss is not allocated to such minority interest, unless the minority has a firm liability to finance subsidiary loss.

The Company applies the provisions of FIN 46 which provides a framework for identifying variable interest entities (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. See also Note 2.y.ii.

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

A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs in which the variable interest holder is not required to consolidate but in which it has a significant variable interest.

As of the balance sheet dates the significant subsidiaries whose balances and results are consolidated are:

	December 31,
	2008	2007
	% of
	outstanding share capital

Elbit Ltd. (“Elbit”)	100	100
DEP Technology Holdings Ltd. (“DEP”)	100	100
RDC Rafael Development Corporation Ltd. (“RDC”)	50.1	50.1
SELA Semiconductors Engineering Laboratories Ltd. (“SELA”)	71.9	70.6
Starling Advanced Communications Ltd. (“Starling”)	68.1	68.1
Medingo Ltd. (“Medingo”)	92.0	92.3
Wavion*	65.9	—
Impliant*	46.4	—
SyncRX	77.9	—
Xsights	100	—

*	Consolidated according to FIN46 requirements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
d.	Business combinations

Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of each acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the identifiable net assets acquired has been recorded as goodwill. See also Note 2.y.i.

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

Certain marketable securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, (“SFAS 115”) are classified as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, and a decline in value which is considered as other than temporary, are included in the consolidated statement of operations. The Company considers a decline in value to be other than temporary with regard to available-for-sale marketable debentures and other securities when the fair value is lower than cost for a continuing period which exceeds six months, when no indicators to the contrary exist and when the Company does not intend to hold the debentures or other securities until maturity, or recovery of value as applicable. The Company also evaluates the prospects of the investee in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s ability and intent to maintain the investment until an anticipated recovery of fair value, the Company evaluates whether the investment is considered to be other-than-temporarily impaired. When computing realized gain or loss, cost is determined on an average basis.

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. During 2008, 2007 and 2006, all marketable securities covered by Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
g.	Marketable securities (Cont.)

FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) and SAB Topic 5M “Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities” provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in an other-than temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than – temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) while retaining the disclosure requirements of EITF 03-1.

h.	Inventories and contracts in progress

Inventories are stated at the lower of cost or market value.

Cost is determined as follows:

Raw materials — using the “first in, first out” method;

Products in process — represents the cost of production in progress;

Finished Products — on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs. Cost is measured on an average basis.

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

The Company applies EITF 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”). EITF 02-14 states that the Company must apply the equity method of accounting to investments in common stock and in in-substance-common stock if it has the ability to exercise significant influence over the operating and financial policies of the investee. EITF 02-14 defines in-substance-common stock as an investment with similar risk and reward characteristics to common stock.

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

According to EITF 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”, in circumstances where the Company’s ownership in an affiliate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular affiliate’s security or loan held by the Company to which the equity method is being applied.

The excess of the investment over the proportional fair value of net tangible assets of the investee is attributed to technology and other identifiable intangible assets and the residual amount invested is allocated to goodwill. Technology and other identifiable intangible assets are amortized over a weighted averaged period of approximately 12 years, commencing from the acquisition date. Goodwill embedded in an equity method investment is not amortized. Instead it is subject to an other than temporary impairment assessment together with the entire carrying value of the investment.

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

Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, budget versus actual results, business plans, financial statements, projections etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include global market conditions, recurring operating losses, failure of research and development efforts, extremely negative deviation from the business plan, credit defaults, specific conditions affecting the investment such as in the industry or in geographic area and subsequent rounds of financings at an amount below the cost basis of the investment. With respect to investments which its fair value has declined, the Company evaluates the prospects of the investee in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s ability and intent to maintain the investment until an anticipated recovery of fair value, the Company evaluates whether the investment is considered to be other-than-temporarily impaired. This list of factors is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. See also Note 25.

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
k.	Impairment and disposal of long-lived assets

The Company and its subsidiaries’ long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. No long-lived assets impairment was identified in 2008, 2007 and 2006.

l.	Intangible assets and Goodwill

Intangible assets include mainly technology, customer relationships, goodwill, agreement with Rafael (see Note 3.d.) and other identifiable intangible assets acquired in connection with a business combination. Technology and other identifiable intangible definite lived assets are amortized over their estimated useful lives.

The Company evaluates the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
l.	Intangible assets and Goodwill (Cont.)

Under SFAS No. 142 “Goodwill and other Intangible Assets” (“SFAS 142”) goodwill and intangible assets with indefinite lives are tested for impairment at least annually (or more frequently if impairment indicators arise).

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

In 2008 when performing the first phase of the goodwill impairment test, the fair value of the Company measured based on market share price was found to be lower than its carrying value of its equity. Therefore the second phase of the goodwill impairment test was then performed and as a result the entire balance of the goodwill in the amount of approximately $2,500 was written down (see Note 10).

The impairment test for other intangible assets not subject to amortization consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its estimated fair value, an impairment loss is recognized in an amount equal to that excess. No Impairment has been identified for all periods presented.

m.	Convertible Debentures and Options to Purchase Convertible Debentures

The Company has elected pursuant to FAS 155, to present the Convertible Debentures and the Options to Purchase Convertible Debentures issued by Starling, a subsidiary of the Company, at their fair value, in the balance sheet and the changes in their fair value is charged to the statement of operations as finance income or expenses, net. See also Note 3.a.

n.	Revenue recognition

The Company’s subsidiaries generate revenues mainly from product sales and services.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
n.	Revenue recognition (Cont.)

Revenues from product sales are generally recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is deemed probable by management. When a sales arrangement includes customer acceptance provisions, revenue is not recognized before the subsidiary has demonstrated that the criteria specified in the acceptance provisions have been satisfied.

Revenues from service contracts are recognized over the life of the service contracts.

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

Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects are recognized at the time the subsidiary is entitled to such grants, on the basis of the costs incurred. Such grants are included as a deduction of research and development costs, since at the time received it is not probable that they will be repaid.

Research and development grants received by certain of the Company’s subsidiaries in 2008 amounted to $2,445 (2007 — $1,038, 2006 — $1,982).

r.	Income taxes
1.
The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“FAS 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined for loss carryforwards and other temporary differences between financial reporting and tax bases of assets and liabilities, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
r.	Income taxes (Cont.)
2.
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

FIN 48 applies to all tax positions related to income taxes subject to “FAS 109”. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

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

t.	Stock based compensation

The Company applies SFAS No. 123(R), “Share-Base Payment” (“SFAS 123(R”), which requires the measurement and recognition of compensation expenses based on estimated fair value for all shared based payment awards made to employees and directors.

In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which became effective on January 1, 2008. SAB 110 amends and replaces Staff Accounting Bulletin No. 107 (“SAB 107”), Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.

The adoption of SAB 110 did not have any effect on the Company’s financial statements.

The Company recognizes compensation expenses for the value of its awards over the requisite service period of each of the awards using the straight line method.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
t.	Stock based compensation (Cont.)

The fair value of stock options for the Company was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2008, 2007 and 2006:

	2008	2007	2006

Risk-free Interest Rate	2.40%	4.61%	4.75%

Expected Dividend Yield[1]	0%	0%	0%

Expected Volatility[2]	31.1%	33%	38%

Expected Lives[3]	3.69	4.25	2.8

[1]
According to the Company’s 2003 option plan, the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed per share. Accordingly, the Company, when calculating fair value of the options based on the Black-Scholes option-pricing model, assumes a 0% dividend yield.

[2]	The Company used its historical volatility over the period of the expected lives of the options.

[3]	The Company determined the expected life of the options according to vesting and exercise terms of the options based on the “simplified” method when applicable.
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

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders equity that under generally accepted accounting principles are excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available for sale securities and foreign currency translation adjustments (See Note 23).

v.	Severance pay

The Company’s and some of its subsidiaries’ liability for severance pay, with respect to their Israeli employees, is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company’s liability for all of its Israeli employees is provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

Some subsidiaries agreements with employees, specifically state, in accordance with section 14 of the Severance Pay Law -1963, that the Company’s contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
v.	Severance pay (Cont.)

Further, for companies which have signed section 14, related obligation and amounts deposits on behalf of such obligation, are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

The deposited funds include profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements.

Severance pay expenses for the years ended December 31, 2008, 2007 and 2006 amounted to $1,750, $920, and $833, respectively.

w.	Fair value of financial instruments

SFAS No. 107, “Disclosure about Fair Value of Financial Instruments”, requires disclosure of an estimate of the fair value of certain financial instruments. The Company’s financial instruments consist of cash and cash equivalents, marketable securities, foreign currency hedging instruments, short-term deposits and debentures, trade receivables, other receivables, trade payables, other payables, short-term and long-term bank loans and long-term loans from shareholders. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2008 and 2007, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

The carrying amounts of long term receivables and investments in non-public companies which were presented as investment in other companies, were $70,844 and $70,753 at December 31, 2008 and 2007, respectively, and they represent the original cost, net of any impairment charges since the dates of acquisition.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. The adoption of SFAS 157 did not have material effect on the Company’s financial statements (see Note 25).

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually).  For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159.   FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. The adoption of FSP 157-2 will be prospective to new acquisitions and impairment test required on long lived assets.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
w.	Fair value of financial instruments (Cont.)

In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate following the guidance in FASB Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). However, the disclosure provisions in SFAS 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The adoption of FSP 157-3 did not have a material impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value which will be determined according to SFAS 157 mentioned above. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company did not use the fair value option of SFAS 159 in its financial statements.

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

Trade receivables are derived from sales to large organizations located mainly in the United States, Asia Pacific, Israel and Europe. The Company’s subsidiaries perform ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, the Company’s subsidiaries may require a letter of credit other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to specific receivables whose collection may be doubtful.

As of the balance sheet date there is no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

y.	Recently issued accounting pronouncements
i.
In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
y.	Recently issued accounting pronouncements (Cont.)

SFAS 141(R) also amends SFAS No. 109, “Accounting for Income Taxes”, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things; provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141R is not expected to have any effect on accounting for current subsidiaries. However, SFAS 141(R) provisions will be applied on future business combinations and future purchase of additional holdings in current subsidiaries.

ii.
In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest (previously minority interest) in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognizes a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of FAS 160 will affect certain aspects of our accounting for subsidiaries and non controlling interest mainly in allocation of losses to non controlling shareholders, accounting for consolidating and de consolidating subsidiaries, recognition of a gain upon a change of ownership in development stage investees and classification of non controlling interests as part of equity.

iii.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement will not have a material effect on the Company’s financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
y.	Recently issued accounting pronouncements (Cont.)
iv.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement will not have a material effect on the Company’s financial statements.

v.
In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

vi.
In June 2008, the FASB issued EITF No. 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial position, results of operations and cash flows.

vii.
In November 2008, the FASB issued EITF Issue No. 08-6, “Equity-Method Investment Accounting”(“EITF 08-6”) which concludes that the cost basis of a new equity-method investment would be determined using a cost-accumulation model, which would continue the practice of including transaction costs in the cost of investment and would exclude the value of contingent consideration. Equity-method investment should be subject to other-than-temporary impairment analysis. It also requires that a gain or loss to be recognized on the portion of the investor’s ownership sold. EITF 08-6 will be effective for the reporting period beginning after December 15, 2008. As such, the adoption of EITF 08-6 is not expected to have any effect on accounting for current investments accounted under the equity method. However, EITF 08-6 provisions will be applied on future purchase of new investments or additional holdings in current investments accounted under the equity method.

viii.
In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, (the “FSP”). The FSP provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. The FSP will be effective for the quarter ending June 30, 2009. The adoption of the FSP will not have a material effect on the Company’s financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
ix.
In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”). SFAS No. 167 seeks to improve financial reporting by enterprises involved with variable interest entities. SFAS No. 167 is applicable for annual periods after November 15, 2009 and interim periods therein and thereafter. The Company has not determined the impact, if any SFAS No. 167 will have on the company’s consolidated financial statements.

NOTE 3:-	BUSINESS COMBINATIONS, SALE OF BUSINESSES AND CHANGE IN HOLDINGS IN SUBSIDIARIES
a.	Starling

Starling Advanced Communications Ltd. (“Starling”) specializes in the development, design and marketing of SATCOM, low profile antenna systems that enable full featured broadband connectivity on any mobile platform.

On June 13, 2007, Starling, then a 72.5% subsidiary of Elron, completed an initial public offering on the Tel Aviv Stock Exchange (TASE) in Israel of shares and convertible securities (convertible, bearing annual 6% interest and NIS, (“New Israeli Shekels”) Israeli CPI linked debentures (“Convertible Debentures”)) and options to purchase the Convertible Debentures (“Convertible Debentures Options”) in consideration for aggregate gross proceeds of approximately NIS 57,000 (approximately $14,000). An amount of approximately $12,100 (amount denominated in NIS) proceeds from the issuance of the Convertible Debentures and from the exercise of some of the Convertible Debentures Options (“Debentures Proceeds”) were restricted and were to be released from the restrictions and used by Starling upon achieving certain milestones, no later than November 30, 2008. In December 2008 the Convertible Debentures Proceeds were released following determination by the Court. Elron invested approximately $4,000 as part of the offering in consideration for 619,700 ordinary shares, 8,675,800 Convertible Debentures and 86,758 Convertible Debentures Options, which later expired. In addition, immediately prior to the offering, existing shareholders of Starling, including Elron and its subsidiary, RDC, converted shareholder loans in the amount of approximately $6,500 into 6,488,783 ordinary shares and 393,126 Convertible Debentures Options, which later expired. Following the offering, Elron’s consolidated holdings (directly and through RDC) in Starling’s outstanding shares decreased from 72.5% to approximately 68%. Since Elron still has control over Starling, Elron continues to account for Starling as a consolidated subsidiary.

Starling is considered a development stage company. Accordingly, the changes in Elron’s proportional shares of Starling’s equity described above, resulting from the decrease in Elron’s shares in Starling, have been accounted for as an equity transaction in accordance with SAB 51 and as a result a capital reserve of approximately $3,300 (approximately $2,480 net of minority interest) was recorded.

In September 2008, Starling announced (based in part on a legal opinion received from its outside legal counsel) that it reached the milestone under which it may use the proceeds of the Convertible Debentures. There was a dispute between Starling and some of the debenture holders relating to satisfaction of the milestone and therefore Starling’s entitlement to the proceeds from the Convertible Debentures. In addition, these Convertible Debenture holders requested the immediate repayment of the Convertible Debentures. This matter, among others, was brought before the District Court in Tel Aviv, Israel (the “Court”) which determined that there is no basis for immediate repayment of the Convertible Debentures and ordered the trustee to transfer the Convertible Debentures Proceeds. On December 4, 2008 the trustee released approximately NIS 40,000 (approximately $ 10,500) representing the Convertible Debenture proceeds.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATIONS, SALE OF BUSINESSES AND CHANGE IN HOLDINGS IN SUBSIDIARIES (Cont.)
a.	Starling (Cont.)

During October 2008 Elron purchased 7,638,323 Convertible Debentures in private transactions and additional 10,139,455 as a part of partial tender offer for a total amount of approximately $2,000 and $2,400, respectively. Subsequent to the abovementioned transactions, Elron beneficially owns 26,453,578 out of a total of 42,364,000 outstanding Convertible Debentures which represent approximately 62% of the outstanding Convertible Debentures. Regarding loss resulting from early redemption, see note 21.

According to SFAS No. 133 “Accounting For Derivative instruments And Hedging Activities” (“FAS 133”) as amended by SFAS 155 “Accounting For Certain Hybrid Financial Instruments” (“FAS 155”) and according to FASB staff position FAS 150-5 “Issuer’s Accounting under FASB statement No. 150 for Freestanding Warrants and Other Similar Instruments on Share that are Redeemable” the Convertible Debentures and the Convertible Debentures Options are to be presented, in each reporting period, at their fair value in the balance sheet and the changes in fair value will be charged to the statement of operations as finance income (loss) finance income or expenses, net. As of December 31, 2008 the minority portion in the Convertible Debentures amounted to $2,561.

The minority portion of the outstanding Convertible Debentures was classified in the consolidated balance sheet under long term liabilities and amounted to $2,561 as of December 31, 2008.

During May 2009, subsequent to the balance sheet date, Elron and RDC signed a convertible loan agreement in the aggregate amount of $2,600 which will be advanced to Starling in 2 installments. The first installment in the amount of $1,400 (of which Elron’s share is approximately $650) was advanced during June, 2009. The second installment in the amount of $1,200 (of which Elron’s share is approximately $560) will be advanced during July, 2009.

b.	Medingo

Medingo Ltd. (“Medingo”) is developing solutions specifically for the needs of insulin-dependent diabetic patients. Medingo’s device is a miniature dispensing patch, which is convenient, easy to use, discreet and more cost-effective than standard insulin pumps.

In November 2007 (“the closing date”), Medingo, then wholly owned by RDC, completed a financing round of approximately $29,000 in consideration for 74,966 series A preferred shares pursuant to which Elron undertook to invest $22,200 and was granted an option to invest an additional $1,900 and a U.S. venture capital fund (“The U.S. VC”) and others, undertook to invest $5,100. The investment was in two installments the first, in the amount of $ 16,700 of which Elron invested $14,200 (including $4,200 conversion of convertible loans, previously granted to Medingo by Elron and approximately $1,000 as a result of the exercise of the option granted to Elron) and the U.S. VC invested $2,500.

In addition RDC also converted previously granted loans of approximately $2,000 into ordinary shares of Medingo.

The agreement provided that Elron was entitled to transfer all or a portion of its unpaid shares in the amount of up to $9,000, and the rights related thereto to Rafael Advanced Defense Systems Ltd. (“Rafael”), (the other shareholder of RDC) and/or to RDC, in each event, at Rafael’s discretion and instruction.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATIONS, SALE OF BUSINESSES AND CHANGE IN HOLDINGS IN SUBSIDIARIES (Cont.)
b.	Medingo (cont.)

During February 2008, Elron, Rafael and RDC, executed an agreement according to which Rafael agreed to transfer $9,000 to RDC for the purpose of investing in Medingo, and Elron agreed to assign a portion of its investment in Medingo in the amount of $9,000 which it already invested as part of the first installment, to RDC such that $18,000 of the total investment in Medingo will be considered an investment by RDC.

During February 2008, RDC, Elron and the U.S. VC and others invested the second installment in the amount of $9,000, $ 1,000 and $ 2,550, respectively.

As a result of the above agreement Elron’s and RDC’s holdings in Medingo are 7% and 70%, respectively on a fully diluted basis and on an as converted basis and 9% and 84%, respectively on an outstanding basis and on an as converted basis.

The excess of the purchase price over the share in the equity acquired by the Company on a consolidated basis with RDC amounted to $ 2,300 and was allocated to in process research and development activities (“IPR&D”).

The write off of the IPR&D is included as part of “amortization of intangible assets and acquired in-process-research and development write-off” in the 2007 statement of operations.

During February 2009, subsequent to the balance sheet date, the shareholders of Medingo, including Elron and RDC signed a convertible loan agreement in the aggregate amount of $5,500 which was granted to Medingo in 2 installments. The first installment in the amount of $1,200 (of which Elron’s and RDC’s share was approximately $100 and $1,000, respectively) was granted immediately. The second installment in the amount of $4,300 (of which Elron’s and RDC’s share is approximately $400 and $3,600, respectively) was granted during April 2009.

Since RDC controls Medingo, Elron continues to consolidate Medingo’s financial statements in Elron’s consolidated financial statements.

The minority interest presented in the balance sheet includes an amount of $5,100 which was invested by the U.S. VC and others as above mentioned.

c.	Wavion

Wavion Inc. (“Wavion”) is a developer of broadband wireless access systems for Wi-Fi networks. In each of 2005 and 2006, Elron invested approximately $1,400 in Wavion in consideration for 1,696,728 Series B preferred shares in each year, out of an aggregate amount of $3,600 invested each year in Wavion by existing shareholders. As a result, Elron’s share in Wavion increased from 37.5% to 38% in 2006.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATIONS, SALE OF BUSINESSES AND CHANGE IN HOLDINGS IN SUBSIDIARIES (Cont.)
c.	Wavion (Cont.)

During the third quarter of 2007, Elron together with certain other stockholders (“Participating Stockholders”) signed a stock purchase agreement (the “Series A purchase agreement”) with Wavion relating to an aggregate investment of up to $10,000, in three separate installments, of which an aggregate of $3,600 was invested immediately in consideration for Series A preferred shares, of which Elron invested approximately $1,700. The remaining balance of the investment was to be invested by the Participating Stockholders pro rata to their holdings in Wavion, in two installments, during 2007 (subsequently delayed to the first quarter of 2008) and 2008 respectively. As part of the financing, all previously existing series of preferred shares were converted into ordinary shares. In addition, the Participating Stockholders purchased the shares held by another shareholder in Wavion on a pro-rata basis.

During March and June 2008, Elron together with another shareholder of Wavion, in accordance with the Series A Purchase Agreement , invested the second and third installments, each in the amount of $3,200 of which Elron invested in each installment approximately $2,000. In addition, concurrently with the second installment, Elron together with such other shareholder purchased all the shares then held by a former stockholder in Wavion (“Purchased Shares”), of which Elron purchased 75% of such Purchased Shares.

Following the above transactions, Elron held approximately 57% of the outstanding and as converted share capital of Wavion.

Wavion is considered to be a variable interest entity. The Company is the primary beneficiary of Wavion and accordingly has consolidated Wavion at fair value as required by FIN 46, commencing the end of the first quarter of 2008. According to SFAS 142,“Goodwill and Other Intangible Assets” a purchase price allocation analysis (“PPA”) was preformed. According to the PPA an amount of approximately $2,000 was allocated mainly to intangible asset such as technology. The amount allocated to the above technology is amortized on a straight-line basis over the technology expected useful life of 5 years.

In December 2008, Elron together with the other shareholder of Wavion, invested additional $3,000 in consideration for 7,672,633 Preferred A shares. The Investment was granted in four installments, of which the first installment was invested immediately, the second, third and fourth installments were invested in February, April and June 2009, respectively. Elron’s share in the above-mentioned round amounted to approximately $1,900 in consideration for 4,908,557 Preferred A shares.

Following the above mentioned transactions, Elron holds approximately 64% of the outstanding and as converted share capital of Wavion. Wavion continues to be consolidated in Elron’s financial statements.

d.	Rafael Development Corporation Ltd. (“RDC”)

RDC establishes and develops industrial projects and companies based on Rafael’s technological capabilities.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATIONS, SALE OF BUSINESSES AND CHANGE IN HOLDINGS IN SUBSIDIARIES (Cont.)
d.	Rafael Development Corporation Ltd. (“RDC”) (Cont.)

In December 2007, Elron, DEP, RDC and Rafael signed an agreement (the “Addendum”) which came into effect on January 1, 2008, and subsequently approved by the court, amending the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael and settling the above-mentioned claim filed by Rafael against RDC and DEP in September 2006. Pursuant to the Addendum, RDC’s rights to commercialize certain technologies of Rafael will continue without time restrictions. Elron has made a one time investment in RDC of $4,000 and has committed to make further investments of $750 in RDC for each company established by RDC based on Rafael’s technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves many other issues which will facilitate cooperation between the parties.

In 2008, RDC established two new companies, each of which is based on Rafael’s technologies. Pursuant to the terms of the Addendum, the Company invested $1,500 in RDC.

The excess of the $5,500 invested in RDC over the increase in Elron’s portion of RDC’s equity, in the amount of $2,700 was allocated to the agreement with Rafael as intangible asset with indefinite life which is not subject to amortization.

Regarding loan granted to RDC see Note 13b.

e.	Impliant

Impliant Inc. (“Impliant”) is a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery.

In March, 2008, Elron granted a convertible loan in the amount $6,000 to Impliant as part of an aggregate convertible loan of $10,000 in two installments. The first installment in the amount of $5,000 was granted immediately and the second was granted in June 2008 following Impliant’s achievement of a certain milestone as stipulated in the loan agreement.

Impliant is considered to be a variable interest entity. The Company is the primary beneficiary of Impliant and accordingly has consolidated Impliant at fair value as required by FIN 46 commencing the end of the first quarter of 2008. According to SFAS 142,“Goodwill and Other Intangible Assets” a purchase price allocation analysis (“PPA”) was preformed. According to the PPA an amount of approximately $4,500 was allocated to in process research and development (“IPR&D”). Impliant’s products which did not receive marketing clearance by the relevant regulatory authorities as of the acquisition date were considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D.

The total amount allocated to IPR&D was charged immediately to the Company’s results of operations and was included as part of “Amortization of intangible assets and acquired in- process-research and development write-off” in the statement of operations.

Upon conversion of part of the convertible loan, and in the event a recapitalization should occur, the Company will hold approximately 46% of Impliant on a fully diluted basis.

As a result of material adverse events in connection with Impliant’s main product, during clinical trials, which occurred during 2007, Impliant temporarily ceased FDA clinical trials. After the reassessment, Impliant renewed its clinical trials in 2008. The event caused a delay in bringing its product to the market and required additional financing. As a result, an impairment charge in the amount of $8,340 was recorded in 2007.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 4:- CASH AND CASH EQUIVALENTS

Includes bank deposits in U.S. dollars, bearing an annual weighted average interest rate of 0% per annum (December 31, 2007 – 4.66%) and bank deposits denominated in NIS bearing an annual weighted average interest rate of 0% per annum (December 31, 2007 – 3.67%).

NOTE 5: - SHORT-TERM INVESTMENTS

	Annual Weighted
	Average
	Interest rate as of
	December 31, 2008	December 31,
	%	2008	2007
Bank deposits	—	—	16,900

	—	$—	$16,900

NOTE 6: - AVAILABLE FOR SALE MARKETABLE SECURITIES

	Annual Weighted
	Average
	Interest rate as of
	December 31, 2008	December 31,
	%	2008	2007

Available-for-sale securities: (1)(2)
U.S. government agencies and corporate debentures	—	$—	$29,730

(1) Includes unrealized gain	—	$—	$437

(2) Includes unrealized loss	—	$—	$(186)

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES
a.	Affiliated companies are as follows (see also Annex to financial statements):

		December 31,
		2008	2007
		Consolidated % of
	Note	outstanding share capital
Given Imaging	7.d.1.	32.4	27.4
ChipX		28.1	29.1
Wavion	3.c.	—	49.5
Galil	7.d.2.	29.0	29.0
3DV	7.d.3.	50.6	63.2
NetVision	7.d.4.	15.8	16.0
Ellara		—	36.6
Oncura	7.d.5.	—	—
Notal Vision		22.5	23.3
Kyma (through convertible loans)		—	—
Aqwise		34.0	34.0
Radlive		29.1	29.1

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
b.	Composition of investments: (1)(2)

	December 31
	2008	2007
Given Imaging	109,218	89,969
Netvision	33,234	30,293
Others	5,955	11,269

	$148,407	$131,351

(1) Includes loans and convertible loans (bearing a weighted average interest rate of 2.38% per annum (December 31, 2007 — 6.58%))	$2,492	$1,486

(2) Difference between the carrying amounts of investments and the Company’s share in the net equity of affiliates, generally attributed to technology, goodwill and other intangible assets	$71,050	$63,417

c.	Fair market value of publicly traded companies:

		December 31
	Stock Exchange	2008	2007
		U.S. dollars in millions
Given Imaging	Tel-Aviv and NASDAQ	$78.4	$186.1
Netvision	Tel-Aviv	29.7	53.0
d.	Additional information
1.	Given

Given Imaging Ltd. (“Given”), a medical device company that develops manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules.

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

In parallel transactions, DIC purchased the same number of shares of Given for the same aggregate consideration in both transactions, increasing its holdings from approximately 12.4% to approximately 14.3% and 16%, respectively, of Given’s outstanding ordinary shares.

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

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
d.	Additional information (Cont.)
1.	Given (Cont.)

The amount allocated to IPR&D was charged immediately to the statements of operations in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”). The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item “Equity in losses of affiliated companies” in the statements of operations of 2006 and 2007.

On June 20, 2008 Elron completed its tender offer to purchase 1,462,640 ordinary shares of Given Imaging, representing 5% of the issued and outstanding Given Imaging shares, for $16.54 per share, net to the seller in cash in an amount totaling approximately $24,500 (including approximately $300 tender offer costs). After the transaction and as of December 31, 2008, the Company’s direct and indirect share in Given Imaging increased to approximately 27.8% of Given Imaging’s issued and outstanding shares (32.4% in aggregate) and to approximately 26.9% on a fully diluted basis. DIC holds 16.1% of Given Imaging. Therefore the Company together with DIC and RDC hold approximately 48.5% of the issued and outstanding shares of Given Imaging as of December 31, 2008.

The excess of the purchase price over the Company’s share in the equity acquired amounted to approximately $18,000, and was allocated as follows: approximately $12,600, to intangible assets other than goodwill, such as technology, approximately $800 to IPR&D which was charged immediately to the statements of operations and approximately $4,600, to goodwill. The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 15 years.

Subsequent to the balance sheet date, on February 10, 2009, Given declared a special cash dividend of approximately $0.54 per share, or $16,000 in the aggregate, of which the Company’s and RDC’s share is approximately $3,700 and $1,400, respectively. Payment of this dividend was distributed on March 10, 2009.

As of December 31, 2008, the carrying amount of the Company’s investment in Given exceeded its market value. However, the Company evaluated the prospects of the investee in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s current ability and intent to maintain that investment until an anticipated recovery of fair value, the Company does not consider that investment to be other-than-temporarily impaired.

2.	Galil

Galil Medical Ltd. (“Galil”) develops, manufactures and markets cryotherapy platform incorporating powerful freezing technology and proprietary needle design for minimally invasive treatments for various clinical applications.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
d.	Additional information (Cont.)
2.	Galil (Cont.)

On December 8, 2006 Galil has completed a $40,000 financing in consideration for 74,962,166 preferred A1 shares, led by U.S. venture capital funds namely (the “new investors”). As part of the financing round, the new investors purchased shares from certain existing shareholders of Galil, for approximately $8,000 of which approximately $2,650 were purchased from Elron’s subsidiary, RDC. In addition, loans in the amount of approximately $3,600 previously granted to Galil by Elron, RDC and DIC, were converted into 6,746,596 preferred A2 shares of Galil of which Elron’s share was approximately $1,400 and RDC’s share was approximately $800. The sale of the shares in RDC and the conversion of the loans granted by RDC and Elron were done as part of the same transaction. Accordingly, only the cash received in excess of the converted loans represents consideration for the sale of Galil’s shares by RDC. As a result, a gain in the amount of approximately $600 was recorded ($0 net of minority interest since the converted loans exceeded the cash received on a consolidated basis). Following the above transactions, Elron and RDC holds approximately 12% and 17%, respectively, of Galil’s outstanding shares. As a result of the decrease in Elron’s and RDC’s interest in Galil, Elron ceased to consolidate Galil’s financial statements.

On December 8, 2006 Galil also completed the sale of its 25% interest in Oncura Inc (“Oncura”) to Oncura’s 75% shareholder, and purchased from Oncura the urology related cryotherapy business for a net consideration of $20,000. Following the transaction, the cryotherapy business is solely owned and operated by Galil. Galil recorded the additional 75% of the cryotherapy business purchased, based on its fair value. As a result of the sale of Oncura and the purchase of the cryotherapy business, Galil recorded loss in the amount of approximately $1,700 (not including transaction costs). Elron’s share in the above loss amounted to approximately $600, included as part of the line item “Equity in losses of affiliated companies” in the statements of operations.

On November 10, 2008, Galil Medical Ltd announced that it signed a definitive merger agreement with Endocare, Inc. (Nasdaq:ENDO). Galil and Endocare announced that the terms of the definitive merger agreement called for a stock-for-stock merger transaction. Subsequent to the balance sheet date, in a June 5, 2009, letter to Galil, Endocare purported to terminate the merger agreement by asserting that conditions to closing the merger had become incapable of fulfillment because the U.S. Federal Trade Commission (“FTC”) had refused to close its ongoing examination of the merger.  Galil has rejected that assertion, noting that discussions with the FTC Commissioners and Staff were continuing. On June 8, 2009, subsequent to the balance sheet date, Endocare announced that it had terminated the merger agreement and announced further that HealThtronics, Inc. had agreed to acquire Endocare. Galil Medical has filed separate law suits in the Delaware courts against each of Endocare and HealthTronics, Inc in connection with Endocare’s purported termination of the merger agreement between Galil and Endocare and HealthTronics, Inc’s proposed acquisition of Endocare. There is no assurance as to the outcome of these suits.

3.	3DV

3DV Systems Ltd. (“3DV”) develops a unique video camera technology capable of capturing the depth dimension of objects in real time.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
d.	Additional information (Cont.)
3.	3DV (Cont.)

On December 12, 2006, 3DV completed a financing round of $20,100, led by new investors, a leading U.S venture capital fund, and Pitango Venture Capital, a leading Israeli venture capital fund, which was granted in two separate installments. The first installment, in the amount of $14,100, was invested immediately and the second installment, in the amount of $6,000 was invested in April 2008. During the financing round, Elron and RDC invested $2,900 and $3,900, respectively (including conversion of previously granted convertible loans). Following the completion of the investment, Elron’s and RDC’s holdings in 3DV, decreased from 29.9% and 44.8% to approximately 17.3% and 24.7%, respectively, of the shares of 3DV on a fully diluted and on an as converted basis (from approximately 35.7% and 53.5% to approximately 20.8% and 29.8%, respectively, on an outstanding basis and on an as converted basis). Since following the above mentioned financing round, Elron lost control over 3DV, Elron ceased to consolidate 3DV’s financial statements and the investment in 3DV was accounted for under the equity method. Since the Company’s and RDC’s investment and conversion of loans was to preferred B shares and since the Company’s and RDC’s investment in the converted loans was reduced to zero through the losses of 3DV, gain in the amount of $3,500 ($2,500 net of minority interest) was recorded in 2006 in order to reflect its share in the preferred B share capital.

3DV is considered to be a variable interest entity, however, the Company is not the primary beneficiary of 3DV, and accordingly has not consolidated 3DV. As of December 31, 2008, the Company does not have any exposure to loss as a result of its investment in 3DV since the carrying amount of its investment in 3DV is negative.

Subsequent to the balance sheet date, on June 2, 2009 Elron announced that 3DV completed the sale of substantially all of its assets to a third party. Pursuant to the terms of the definitive agreement, following the payment of certain expenses, proceeds to be distributed to Elron and RDC are expected to be up to approximately $3,000 and $4,000, respectively.

4.	NetVision

NetVision Ltd. (“NetVision”) provides Internet services and solutions in Israel and international telephony services through Voice over IP technology.

On January 25, 2007, NetVision, then held 36% by Elron and 36% by DIC, completed the merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. (“Barak”) and the merger with GlobCall Communications Ltd. (“Globcall”), following which NetVision purchased from Barak shareholders all of Barak’s issued share capital in exchange for approximately 46.5% of NetVision’s share capital immediately after the transaction (“Barak Merger”), and from DIC, all of GlobCall’s issued share capital in exchange for approximately 7% of NetVision’s share capital immediately after the Barak Merger and the transaction (“GlobCall Merger”). Barak was a subsidiary of Clal Industries and Investments Ltd. (“Clal”). Elron, Clal and DIC, are part of the IDB group. Following the transactions, Elron’s, DIC’s and Clal’s holdings in NetVision were approximately 18%, 25% and 29%, respectively. The merger was recorded in NetVision’s financial statements based on the fair market value of NetVision ordinary shares issued, according to the purchase method of accounting (according to US GAAP). As a result of the Barak merger and GlobCall merger, Elron recorded gain of approximately $10,300 ($9,100 net of tax).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
d.	Additional information (Cont.)
4.	NetVision (Cont.)
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
As of December 31, 2008 the Company holds approximately 15.8% of the outstanding shares of Netvision and 14.0% on a fully diluted basis.
Elron continues to account for NetVision under the equity method of accounting as pursuant to a voting agreement with DIC and Clal, Elron has a significant influence over NetVision.
As of December 31, 2008 the carrying amount of the Company’s investment in NetVision exceeded its market value. However, subsequent to the balance date its market value exceeded its carrying amount. The Company evaluated the prospects of the investee in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s current ability and intent to maintain that investment until an anticipated recovery of fair value, the Company does not consider that investment to be other-than-temporarily impaired.
Subsequent to the balance sheet date, on March 10, 2009, NetVision declared a special cash dividend of approximately NIS 3.08 per share (approximately $0.73), or NIS 90 million (approximately $21,200), in the aggregate, of which the Company’s share is approximately NIS 14.2 million (approximately $3,300), respectively. Payment of this dividend took place on April 7, 2009.
5.	Oncura
Oncura provided minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. Oncura was held 25% by Galil and 75% by GE. In light of Oncura’s results, Galil recorded in 2006 an impairment loss on the investment in Oncura in the amount of $6,100 (Elron’s share net of minority interest $2,500), due to an other than temporary decline in value of such investment. The impairment losses were presented in the statement of operations in the line item “equity in losses of affiliated companies”. See also Note 7.d.2 .regarding the sale of all of Galil holdings in Oncura.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
e.	Summarized information
Summarized combined financial information is as follows:

	Given	NetVision	Other
December 31, 2008:

Balance sheet information:
Current assets	$111,821	$146,714	$46,690
Non-current assets	66,094	214,046	35,066
Total assets	177,915	360,760	81,756
Current liabilities	26,667	110,955	23,704
Non-current liabilities	5,084	32,716	13,090
Minority interest	1,993	2,354	—
Redeemable preferred stock	—	—	59,676
Shareholders’ equity (deficiency)	144,171	214,735	(14,713)

Year Ended December 31, 2008:

Statement of operations information:
Revenues	$125,108	$321,118	$40,242
Gross profit	92,107	36,129	13,628
Net income	4,006	24,653	—
Net loss	—	—	(37,192)

	Given	NetVision	Galil	Ellara	Other
December 31, 2007:

Balance sheet information:
Current assets	$112,783	$115,295	$22,962	$4,040	$34,290
Non-current assets	64,533	207,269	30,085	3,463	8,900
Total assets	177,316	322,564	53,047	7,503	43,190
Current liabilities	37,787	95,664	7,906	3,021	18,056
Non-current liabilities	3,938	43,954	1,403	40,554	12,335
Minority interest	1,996	2,230	—	232	—
Redeemable preferred stock	—	—	—	—	53,071
Shareholders’ equity (deficiency)	133,595	180,716	43,738	(36,304)	(40,272)

Year Ended December 31, 2007:

Statement of operations information:
Revenues	$112,868	$293,112	$25,622	$4,833	$34,887
Gross profit	78,304	32,801	17,362	3,844	11,008
Net income	15,185	—	—	—	—
Net loss	—	(2,953)	(9,269)	(6,864)	(29,911)
f.	Goodwill and intangible assets embedded in investments
The annual estimated amortization expense relating to intangible assets embedded in investments accounted for under the equity method, which will be included in the line item “Equity in losses of affiliated companies” in the statement of operations, for each of the five years in the period ending December 31, 2013 is approximately $6,361.
The weighted average amortization period of the intangible assets is approximately 12 years.
At the balance sheet date, the Company has goodwill in the amount of $20,700 embedded in investments accounted for under the equity method.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
g.	Impairment
As a result of an other-than-temporary decline in value of certain investments, the Company recorded impairment losses with respect to affiliated companies of $6,100 in 2006. Such impairment losses are included as part of the Company’s equity in losses of affiliated companies (see Note 7.d.5).
NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

	December 31
	2008	2007
Marketable securities presented as available- for- sale securities: (1)	808	2,965

Partnerships	1,667	2,503

Other investments and long-term receivables (2)(3)	68,358	68,250

	$70,833	$73,718

(1) Includes unrealized gains	$58	$1,708

(2)	During 2008 and 2007, Elron recorded impairment losses of approximately $25,600 and $9,200, respectively, in respect of certain investments and long term receivables. (see also Note 25)

(3)	Other investments include mainly the following companies (see also Annex to financial statements):

	December 31,
	Note	2008	2007
		% of outstanding share capital
		on an as converted basis
Jordan Valley		19.6	19.6
Impliant	3.e.	—	22.3
Nulens		33.7	33.7
Teledata		21.1	21.1
Brainsgate	8(3)(a)	25.3	22.3
Safend		27.1	26.0
Neurosonix		16.5	16.5
Atlantium	8(3)(b)	33.0	29.8
BPT	8(5)	30.0	18.8
Pocared	8(3)(c)	22.5	17.4
Enure		38.6	40.1
Plymedia		28.4	—
(a)	BrainsGate
BrainsGate is an Israeli company that is developing implantable medical devices to treat various central nervous system diseases (CNS) related pathologies.
In August 2008 BrainsGate completed a financing round of $27,500. The round was initially an internal financing round (which was signed in January 2008) of $12,500 of which the Company invested approximately $5,500 in consideration of 1,036,330 series C Preferred shares. The initial internal round was granted in two equal installments, the first installment was invested immediately and the second was invested in August 2008.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)
(3)	Other investments include mainly the following companies (see also Annex to financial statements): (Cont.)
(a)	BrainsGate (Cont.)
The financing round was extended in August 2008 by an additional $15,000 of which $12,500 was invested by new investors and the rest by existing shareholders. As part of the financing round, the Company invested an additional $1,000 in consideration of 186,680 Preferred C. The investment was granted in two equal installments: the first installment was granted immediately and the second investment was invested in February 2009, subsequent to the balance sheet date. As a result of the aggregate investments, the Company holds approximately 21% of BrainsGate on a fully diluted and on an as converted basis.
Since the investment in BrainsGate’s Preferred C and B-1 shares is not considered to be an investment that is in in-substance-common stock, the investment in BrainsGate is accounted for under the cost method.
(b)	Atlantium
Atlantium is an Israeli-based water technology company that provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology.
On October 23, 2006, Elron completed a new investment of $10,000 in Atlantium Inc. (“Atlantium”) in consideration for 1,494,766 Series B Preferred shares, as part of an aggregate investment of $17,000. The other $7,000 was the conversion of convertible loans previously granted by existing Atlantium shareholders. Subsequent to the abovementioned investment Elron held approximately 25.7% of Atlantium on a fully diluted and on as converted basis.
In June 2008, Atlantium completed a financing round of $11,000 in consideration of 2,276,324 series C Preferred shares pursuant to which Elron invested approximately $3,600. The investment was in two installments. The first installment, in the amount of approximately $9,000 (including approximately $6,000 by conversion of convertible loans, previously granted to Atlantium by its existing shareholders including Elron) of which Elron invested approximately $3,100 (including $2,250 conversion of loan previously granted by Elron) was invested immediately. The second installment in the amount of $2,000 of which Elron invested approximately $500 was invested during June 2008.
In September 2008, other existing shareholders of Atlantium granted a convertible loan in the amount $3,000 to Atlantium.
Atlantium is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Atlantium, and accordingly has not consolidated Atlantium. As of December 31, 2008, the Company’s maximum exposure to loss as a result of its investment in Atlantium does not exceed the carrying value of its investment in Atlantium in the amount of approximately $6,745.
Since the investment in Preferred B shares and in Preferred C shares are not considered to be an investment that is in-substance-common stock, the investment in Atlantium is accounted for under the cost method.
In 2008, the Company recognized an impairment charge of $6,900 of its investment in Atlantium.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)
(4)	Other investments include mainly the following companies (see also Annex to financial statements): (Cont.)
(c)	Pocared
Pocared provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD). Pocared’s technological platform may be used to address a wide range of medical and industrial diagnostic applications.
In June 2007, Elron completed an investment of approximately $5,350 in Pocared Diagnostics Ltd. (“Pocared”), an Israel-based medical device company in consideration for 2,294,536 preferred D shares. The aggregate financing round of $10,700 was led by Elron and SCP Vitalife Partners II, L.P.
The investment was in two installments: the first of $3,500 was invested immediately and an additional $1,900 which was invested in January 2008. Following the aggregate investment, Elron held approximately 20% of Pocared’s equity on a fully diluted basis and on an as converted basis.
In March 2008, Elron granted a convertible loan to Pocared in the amount of approximately $5,000 out of an aggregate amount of $14,000. The balance of the loan was granted by existing shareholders and a new investor. The loan was advanced in two equal installments, the first installment was granted immediately and the second installment was granted during June 2008. In April 2009, subsequent to the balance sheet date, the loan was converted into Preferred D1 shares in accordance with the terms of the loan agreement.
During April 2009, subsequent to the balance sheet date, Pocared completed a financing round of $ 6,600 in consideration of 10,413,052 Preferred E shares. The financing round was granted in two installments. The first installment in the amount of $4,500, of which Elron’s share was $1,600, was granted immediately and the second installment in the amount of $2,100, of which Elron’s share was $760, was granted later that same month.
Since the investment in Preferred D stock and in the convertible loan (which was later converted to Preferred D1 shares as mentioned above) is not considered to be an investment that is in-substance-common stock, the investment in Pocared is accounted for under the cost method.
In 2008, the Company recognized an impairment charge in the amount of approximately $3,500 in Pocared.
(5)	Impairment — see Note 25.
(6)
BPT and Plymedia (“The companies”) are considered to be a variable interest entities, however, the Company is not the primary beneficiary of the companies, and accordingly has not consolidated the companies. As of December 31, 2008, the Company’s maximum exposure to loss as a result of its investment in the companies does not exceed the carrying value of its investment in the companies in the amount of approximately $5,800.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)
(7)
Since the investment in Preferred shares of Nulens, Teledata, Safend, BPT, Enure and PlyMedia were not considered to be an investment that is in-substance-common stock, the investments in the above-mentioned companies are accounted for under the cost method.

(8)	Total funds invested in investees by the company accounted under the cost method amounted to $26,540, $14,793 and $25,153 in 2008, 2007 and 2006, respectively.
NOTE 9:- PROPERTY AND EQUIPMENT, NET

	December 31
	2008	2007

Land and Building (1)	$—	$—
Leasehold improvements	1,202	838
Computers, furniture and machinery	9,414	3,187
Motor vehicles	484	539

	11,100	4,564

Less — accumulated depreciation	6,518	2,628

Property and equipment, net	$4,582	$1,936

(1)
During June, 2007, Elbit sold its real estate in Carmiel, Israel, for approximately $11,600. As a result, Elron recorded in the second quarter of 2007 a gain in the amount of $5,500 (approximately $4,100 net of tax). The gain recorded is included in the line item “other income” in the statement of operations.

Depreciation expenses amounted to approximately $1,211, $736 and $1,173 for the years ended December 31, 2008, 2007 and 2006, respectively.
NOTE 10:- GOODWILL AND OTHER INTANGIBLE ASSETS

	Period of	December 31
	amortization	2008	2007
	years
Cost:
Technology and other intangible assets (1)	14	$2,704	$655
Accumulated amortization:
Technology and other intangible assets (1) (3) (6)		(598)	(272)

		2,106	383

Intangible assets with indefinite useful life (7)		5,351	2,629

Total other intangible assets		$7,457	$3,012

Goodwill (2)		$—	$2,512

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 10:- GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)
1.
The annual estimated amortization expense relating to Elron’s amortizable intangible assets existing as of December 31, 2008, for each of the five years in the period ending December 31, 2013 is approximately $366.

2.
As of December 31, 2006, 2007 and 2008, the balance represents goodwill relating to other holdings and corporate operations. In 2008, when performing the first phase of the goodwill impairment test, the fair value of the Company measured based on market share price was found to be lower than the carrying value of its equity. Therefore the second phase of the goodwill impairment test was performed and as a result the entire balance of the goodwill in the amount of approximately $2,500 was written off.

3.	Amortization expenses amounted to approximately $325, $18 and $18 for the years ended December 31, 2008, 2007 and 2006, respectively.
4.
Following Elron’s investment in Medingo (see Note 3.b.) an amount of $2,288 was recorded in 2007 as IPR&D and as a result, recognized as an amortization of intangible assets and acquired in- process- research and development write-off expense in the statement of operations in 2007.

5.
Following Elron’s additional investment in Wavion in 2008 (see Note 3.c.) an amount $2,049 was recorded as intangible asset (technology) which is amortized on a straight-line basis over the technology expected useful life of 5 years.

6.
Following Elron’s additional investment in Impliant in 2008 (see Note 3.e.) an amount of approximately $4,500 was allocated to in process research and development (“IPR&D) and as a result was charged immediately to the Company’s results of operations and was included as part of “Amortization of intangible assets and acquired in- process-research and development write-off” in the statement of operations.

7.	Additional excess cost in the amount of approximately $2,700 was attributed to the agreement with Rafael due to the settlement of the claim and revised agreement (see Note 3.d.).
NOTE 11:- SHORT-TERM LOANS FROM BANKS AND OTHERS

	Weighted
	Average
	Interest rate
	December 31,
	2008	December 31
	%	2008	2007
Short-term loans denominated in U.S. dollars	9.63%	828	850
Short-term loans from other shareholders of a subsidiaries	6.58%	314	—

		$1,142	$$850

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 12:- OTHER PAYABLES AND ACCRUED EXPENSES

	December 31
	2008	2007
Payroll and related expenses (1)	$4,851	$3,021
Provision for income taxes	2,710	2,384
Accrued expenses	725	326
Employees call options (2)	272	1,098
Provision for Professional expenses	656	493
Chief Scientist	66	77
Others	2,566	1,109

	$11,846	$8,508

(1) Includes provision for vacation pay	$2,332	$1,472

(2)	Employee call options
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

b.
RDC granted to its former senior employees and to the current CEO call options to purchase up to 5% of certain investments held by RDC at grant date as of the dates and at exercise prices determined in the call option agreements.

All aforementioned options were recorded at fair value. The fair value of each option granted (as described in paragraphs a-b above) is estimated using the Black and Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2008, 2007 and 2006, respectively: (1) expected life of the option of 0.75, 2.3 and 2.3, respectively; (2) dividend yield of 0% for all periods; (3) expected volatility of the options of 50%, 80% and 50%-80%, respectively; and (4) risk-free interest rate of 0.37%, 4.0% and 4.7%, respectively.
In respect of the aforementioned call options, compensation (expense) income amounted to $259, $68 and $(227) for the years ended December 31, 2008, 2007 and 2006, respectively. These compensation expenses are included in general and administrative expenses.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 13:- LONG-TERM LOANS FROM BANKS AND OTHERS
a.	Composition

	Interest rate
	As of
	December 31,
	2008	December 31
	%	2008	2007

Long-term loans from banks (b)	2.8% – 12%	$35,054	$12

Long-term loans from shareholders (c)	5.95%	2,357	—

Long-term loans from others (1)	6.2%	6,176	4,707

		43,587	4,719

Less-current maturities (1)		(2,349)	(2,475)

		$41,238	$2,244

(1)
As of December 31, 2007 an amount of $2,463 represents loans from Rafael to RDC which are denominated in New Israeli Shekel (“NIS”) and did not bear interest or linkage. During 2008, the above mentioned loan was converted to equity. These amounts are included in current maturities of long term loans. As of December 31, 2008 and 2007 the amounts also included $2,357 and $2,244 loans from Rafael received during 2006, which bear interest at a rate of Libor plus 1.8% to be repaid in April 2011.

b.
On May 15, 2008, the Company signed an agreement (the “Agreement”) with Israel Discount Bank Ltd., to provide the Company with a $30,000 credit line. During this period, the Company may draw down loans from the credit line for a three-year period bearing interest at a rate of three months LIBOR +1.3%.  Loans drawn down from the credit line may be repaid early without  penalty on any interest payment date. As of December 31, 2008 the Company utilized all of the $30,000 credit line.

As part of the agreement the Company committed to certain covanents. As of December 31, 2008 the Company was in compliance with all covanents.

In 2008, RDC entered into a credit line agreement with a commercial bank in Israel (the “Bank”) for the granting of loans by the Bank to RDC in the total amount of up to $ 10,000 (the “Credit Line Agreement”), to be utilized no later than August 30, 2009. According to the Credit Line Agreement, the loans to be granted (the “RDC Loans”) shall bear an interest of Libor plus 4% (paid quarterly) and shall be repaid at the lapse of 24 months from the initial withdrawal from the Credit Line. RDC agreed to pay the Bank during the term of the agreement a fee equal to 0.5% per annum on all amounts not utilized under the credit line.

The RDC Loans are secured by a first priority fixed charge on such amount of shares of Given Imaging held by RDC, such that the market value of such shares represents at any given time 200% of the aggregate of all the outstanding loan drawn down under the Credit Line Agreement , as shall be adjusted according to the terms stipulated in the Credit Line Agreement. In addition, RDC placed a first priority floating charge on all its assets in favor of the Bank to secure the RDC Loans. The loans from Rafael mentioned above are subordinated to the loans from the Bank.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 13:- LONG-TERM LOANS FROM BANKS AND OTHERS (Cont.)

As of December 31, 2008, RDC drew down the amount of $ 1,000 from the Credit Line. Subsequent to the balance sheet date, RDC drew down an additional amount of $ 9,000 from its Credit Line, and placed a fixed charge on 2,461,334 Ordinary shares of Given held by RDC, in favor of the Bank.

c.
On October 30, 2008 the Company entered into a loan agreement with DIC (the “ loan”), pursuant to which, DIC will provide the Company with a loan in an amount equivalent to $6,000 bearing interest at a rate of 5.95% per annum and linked to the Israel consumer price index. As part of the agreement the Company agreed to customary default provisions generally included in loan agreements. The loan is subordinated to the existing loan from Israel Discount Bank Ltd and extended for the same period through September 24, 2011. If the loan from the Bank is repaid earlier, then the DIC Loan will be repaid at that time; if the repayment of the loan from the Bank is extended, then the repayment of the DIC loan will be extended for the same period. With the Bank’s prior written consent, Elron may prepay the DIC loan in whole or in part.

On January 15, 2009, subsequent to the balance sheet date, the Company entered into an additional loan agreement with DIC, pursuant to which, DIC provided the Company with a loan in an amount equivalent to $2,000 bearing 5.5% interest rate per annum. The terms of the additional loan are substantially the same as the terms of the initial Loan.

On June 15, 2009, subsequent to the balance sheet date, the Company entered into a third loan agreement with DIC, pursuant to which DIC will, subject to receipt of all corporate approvals, provide the Company with a loan in an amount equivalent to $7,000 bearing interest at a rate of 3.23% per annum. The terms of the third Loan are substantially the same as the terms of the First Loan and additional Loan.

d.	The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

First year (current maturities)	$3,491
Second year	2,705
Third year	38,533

$44,729

NOTE 14:- INCOME TAXES
a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

In accordance with the above law, results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli CPI. As explained in Note 2.b., the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS 109, the Company has not provided deferred income taxes on this difference between amounts in the reporting currency and the tax bases of assets and liabilities.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 14:- INCOME TAXES (Cont.)
a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985: (Cont.)

On 2008 the “Knesset” passed a law that limits the inception of the Income Tax (Inflationary Adjustments) law, 1985, from the fiscal year 2008 onwards. In accordance with the new law, certain tax adjustments were made based on changes in the Israeli CPI for the period ended December 31, 2007. Starting January 1, 2008 the financial results for tax purposes are measured in nominal amounts.

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

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“Law”):

Pursuant to the Law, certain of the Company’s subsidiaries were awarded a “Beneficiary Enterprise” status. The principal benefit by virtue of the Law, if the subsidiary implements all the terms of the approved program, is a ten-year exemption from tax on income deriving from the “Beneficiary Enterprise”.

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

Should the subsidiary derive income from sources other than the “approved enterprise” during the relevant period of benefits, such income will be taxable at the regular rate.

d.
On July 25, 2005, the Israeli parliament approved the Law for the Amendment of the Tax Ordinance (No. 147), 2005 which progressively reduces the corporate tax rate in Israel from 35% to the following tax rates: in 2006 — 31%, in 2007 – 29%, in 2008 — 27%, in 2009 — 26% and in 2010 and thereafter — 25% (the “Amendment”).

e.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2008	2007	2006

Current taxes	$78	$2,551	$6,056
Adjustments of deferred tax assets and liabilities for enacted changes in tax rates	—	—	27
Deferred income taxes	1,201	4,993	(4,270)
Taxes in respect of prior years	(10)	—	(703)

	$1,269	$7,544	$1,110

Domestic	$1,269	$7,544	$1,110

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 14:- INCOME TAXES (Cont.)
(1)	In November and December 2006 Elbit and Elron sold all their shares of Partner (See Note 20(1)). As a result Elbit and Elron recorded tax expense in the amount of approximately $7,500.

(2)
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

(3)
In 2006 the Company decreased its previous valuation allowance in respect of losses incurred in prior periods as a result of its revised estimate of expected future taxable income due to a continued increase in the market price of certain of its marketable securities. The aforementioned decrease resulted in a tax benefit recorded of approximately $3,000. In 2008 and 2007 market prices were declined. Therefore the company increased its valuation allowance and recorded tax expenses of approximately $800 and $4,000, respectively.

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	Deferred Tax Asset		Deferred Tax Liability
	Non current	Current	Current	Non current	Total
As of December 31, 2008
Deferred tax assets:
Provision for doubtful accounts, vacation and others	$—	$614	$—	$—	$614
Accrued severance pay, net	603	—	—	—	603
Investments in subsidiaries, affiliates and other companies, net	25,289	—	—	(2,137)	23,152
Tax loss carryforwards(*)	57,617	—	—	2,250	59,867
Available-for-sale marketable securities	—	283	—	—	283
Other	2,884	—	—	—	2,884
Valuation allowance (1)	(86,393)	(897)	—	(113)	(87,403)

	$—	$—	$—	$—	$—

(*)	Tax loss carryforwards after deduction of unrecognized tax benefits according to FIN 48.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 14:- INCOME TAXES (Cont.)

	Deferred Tax Asset		Deferred Tax Liability
	Non current	Current	Current	Non current	Total
As of December 31, 2007
Deferred tax assets:
Provision for doubtful accounts, vacation and others	$—	$372	$—	$—	$372
Accrued severance pay, net	173	—	—	—	173
Investments in subsidiaries, affiliates and other companies, net	46,305	—	—	(196)	46,109
Tax loss carryforwards(*)	24,323	—	—	—	24,323
Other	—	275	—	—	275

	$70,801	$647	$—	$(196)	$71,252

Deferred tax liabilities:
Available-for-sale marketable securities	—	—	—	(209)	(209)

Valuation allowance	(68,597)	(647)	—	32	(69,212)

	$2,204	$—	$—	$(373)	$1,831

(*)	Tax loss carryforwards after deduction of unrecognized tax benefits according to FIN 48.
g.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

	Year ended December 31,
	2008	2007	2006
Income (loss) before taxes as reported in the consolidated statements of operations	$(100,052)	$(34,801)	$(5,082)

Statutory tax rate	27%	29%	31%

Theoretical tax expense (income)	$(27,014)	$(10,092)	$(1,575)
Equity in losses of affiliated companies	4,937	6,410	5,545
Non-deductible expenses, tax exempt and reduced tax rate	187	(159)	(154)

Differences arising from the basis of measurement for tax purposes	—	(6,103)	(2,534)

Deferred taxes on losses for which valuation allowance was provided	23,169	19,980	6,911
Reversal of valuation allowance	—	(2,492)	(7,422)
Difference relating to a change in the rate recognized as income in previous years*	—	—	1,015
Taxes in respect of previous years	(10)	—	(703)
Effect of change in tax rate	—	—	27

Actual tax expenses	$1,269	$7,544	$1,110

Effective tax rate	(1.3%)	(21.7%)	(21.7%)

*	With respect to the sale of available for sale securities.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 14:- INCOME TAXES (Cont.)
h.
As of December 31, 2008 the Company had tax loss carryforwards of approximately $133,000, and its Israeli subsidiaries had an aggregate tax loss carryforwards of approximately $156,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

Few subsidiaries are assessed under the US tax law. Losses to be carried forward to future years amount approximately $7,000 for federal tax purpose.
i.
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

As of December 31, 2008, the Company had unrecognized tax benefits of approximately $19,496, of which $5,321, if recognized, would result in a reduction of the Company’s effective tax rate.

	unrecognized tax
	benefits
Balance at January 1, 2007	$14,214
Additions based on tax positions related to current year	$1,996	(*)
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—

Balance at December 31, 2007	$16,210
Additions based on tax positions related to current year	$2,999	(*)
Additions for tax positions of prior years	287
Reductions for tax positions of prior years	—
Settlements	—

Balance at December 31, 2008	$19,496

(*)	Including additions generated from change in the US Dollars / NIS exchange rate and from adjustment to the CPI.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 14:- INCOME TAXES (Cont.)
A subsidiary recognized interest accrued related to unrecognized tax benefits in the amount of $341, as tax expense in the statement of operations.
The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. A subsidiary believes that its unrecognized tax benefits will be reduced by $4,186 in over the next 12 months. The Company and its subsidiaries file income tax returns in Israel and in the USA. As of December 31, 2008, the Israeli tax returns of the Company and its subsidiaries are open to examination by the Israeli tax authorities for the tax years of 2003 through 2007.
NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS
a.	(1) Office Lease

The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2012. Rent expenses amounted to approximately $1,257, $651 and $803 for the years ended December 31, 2008, 2007and 2006, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

First year	$1,633
Second year	1,160
Third year	642
Fourth year	70
Fifth year	—

$3,505

(2)	Car Lease

The Company and its subsidiaries have an operating lease contract for the rental of vehicles for a period of 36 months. The rental payments are linked to the Consumer Price Index (“CPI”). The company and its subsidiaries have deposited $262 covering rental payment for the last three months in respect of these contracts. The deposit is linked to the CPI and bears no interest.

b.
Certain of the Company’s subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company and in certain cases plus interest of Libor. As of December 31, 2008, the aggregate contingent royalty obligation amounted to approximately $12,766.

c.
In April 2007 and June 2008, Teledata was granted shareholders’ loans (and guarantees which are convertibles to shareholders’ loans) in the amount of $4,000. Elron granted 50% out of the above-mentioned amount ($800 in shareholders’ loans and $1,200 in guarantees).

d.
1. SELA’s liabilities to banks are secured by way of a fixed lien on its share capital, goodwill, intellectual property and export documents. In addition, there is a floating lien on all of SELA’s assets.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)
2.
In order to ensure full repayment of the funds secured by the Convertible Debentures issued by Starling (see Note 3.a.), Starling registered a first ranking, fixed and floating lien, unlimited in amount, on the Trustee’s account and all monies deposited therein and any interest derived therefrom.

3.	Regarding a first priority fixed charge on a portion of Given Imaging shares held by RDC and a first priority floating charge on all of RDC’s assets — see Note 13.b.
e.	Legal proceedings:
1.
During September 1999, the Company received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint Ltd. (formerly an affiliated company) against Elron and others. The allegation raised by the plaintiff related to the decision regarding the sale of Elscint’s substantial assets. The purported class action claim is for an amount of approximately $158,000, or alternatively, $123,000. The claim alleges that the defendants, by their decisions regarding the sale of Elscint’s assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to purchase from each of the members of the alleged represented class all shares held by them at a price of $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described below (under “Investors’ Claim”). The arrangement provides that if the appeal is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed. Following the decision on the said appeal by the Supreme Court as described in the following paragraph (under “Investors’ Claim”), the plaintiff requested the Court to resume the hearing of this lawsuit. On March 31, 2009 the Court approved the defendant’s application to dismiss certain claims while others still remain. A hearing has been set for October 2009.

2.
In November 1999, a claim against Elscint, Elbit Medical Imaging Ltd. (“EMI”), the parent company of Elsicnt, and various other defendants, including Elron and certain of Elron’s former officers, was filed in the Haifa District Court together with a request to approve certain causes of action set out in the claim, as a class action on behalf of some institutional investors, others and those who held shares in Elscint on September 6, 1999 and a request for certain casues of action to be treated as a derivative action. The allegations raised in the claim relate, among others, to the period prior to the sale of our holdings in Elbit Imaging Ltd. (formerly known as Elbit Medical Imaging Ltd.), or EI (the parent company of Elscint and formerly an affiliated company). The plaintiffs sought a court order pursuant to which EI would be compelled to effect a tender offer. In August 2000, the Haifa District Court decided to strike out the application for approval of the claim as a class action. Subsequent to that decision the plaintiffs submitted an amended statement of claim which is similar to the initial claim but is designated as a personal claim and partly as a derivative action rather than as a purported class action. In addition, some of the plaintiffs appealed to the Supreme Court in Israel against the District Court’s decision. In December 2006, the Supreme Court reversed that decision and returned the matter back to the Haifa District Court in order to decide whether the claim should be recognized as a class action. In June 2007, in accordance with the directions of the Haifa District Court the plaintiffs submitted an updated statement of claim and request to approve the claim as a class action. Pursuant to the updated claim, the plaintiffs are no longer seeking an order compelling the tender offer but instead are claiming compensation for damages sustained due to the alleged failure of EI to effect the tender offer, as well as due to other allegations. The updated statement of claim does not specify the monetary amount claimed, but does include various allegations relating to the manner of determining the damages claimed,

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)
e.	Legal proceedings: (Cont.)

which depends, amongst other things, upon verification of the specific circumstances with regard to each shareholder of Elscint separately and the substance of each damage claimed. In January 2009, the Haifa District Court dismissed the plaintiffs’ request to approve the claim as a class action. On March 26, 2009, the plaintiffs appealed the Haifa Distric Court’s decision. At this stage, the personal claims of the plaintiffs for monetary damages and their request to treat certain of it as a derivative action remain pending.

3.
During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including Elron and certain of our former officers ) of the action described above and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to recognize the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense.

The Company denies all the allegations of these claims, and based on legal advice received, management is of the opinion that we have good defense arguments, which, more likely than not, will cause dismissal of the claims.
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
In March 2008, the Board of directors of the Company determined that with respect to prior option grants which would otherwise expire in accordance with their terms in 2008 and 2009 (relevant to 113,750 options then outstanding), the term of each such grant is extended for an additional 3 year period from its original date of termination.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 16:- SHAREHOLDERS’ EQUITY (Cont.)
b.	Options to employees (Cont.)
1.	Options to Elron’s Employees (Cont.)
The above mentioned extension did not have a material effect on the Company’s financial statements.
As of December 31, 2008, 972,429 options were granted under the 2003 Option Plan at an average exercise price of $10.20 per share. The exercise price is adjusted to reflect dividend distributed following the option grant. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant (except for the above mentioned options which its exercise term was extended for an additional 3 years period).

	Year ended December 31, 2008
			Weighted
		Weighted	Average
		average	Remaining	Aggregate
	Number of	exercise	Contractual	Intrinsic
	options	price	Term	Value
Outstanding — beginning of the year	352,750	$10.74	—	—
Granted	55,000	$10.30	—	—
Exercised	—	$—	—	—
Forfeited	(49,000)	$13.90	—	—

Outstanding — end of the year	358,750	$10.22	2.93	—

Options exercisable at the end of the year	195,000	$7.96	2.50	—

	Year ended December 31,
	2007		2006
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Outstanding — beginning of the year	323,111	$9.27	540,435	$9.53	(*)
Granted	120,000	15.53	10,000	9.05
Exercised	(65,361)	5.13	(124,607)	5.78
Forfeited	(25,000)	29.38	(102,717)	14.84

Outstanding — end of the year	352,750	$10.74	323,111	$9.27

Options exercisable at the end of the year	179,000	$8.15	187,611	$10.73

(*)	After an adjustment as a result of the dividend distributed of $3 per share.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 16:- SHAREHOLDERS’ EQUITY (Cont.)
b.	Options to employees (Cont.)
The weighted average fair values and weighted average exercise prices of options granted during the years ended December 31, 2008, 2007 and 2006 were as follows:

	For options with an exercise price on the grant date that:
	Exceeds market price			Less than market price
	Year ended December 31,			Year ended December 31,
	2008	2007	2006	2008	2007	2006

Weighted average exercise prices	$—	$—	$—	$10.30	$15.53	$9.05
Weighted average fair values on grant date	$—	$—	$—	$2.39	$5.79	$3.89
2.	The following table summarizes information regarding outstanding and exercisable options as of December 31, 2008:

Options outstanding				Options exercisable
		Weighted-
		average	Weighted-		Weighted-
	Number	remaining	average	Number	average
	outstanding at	contractual	exercise	outstanding at	exercise
Exercise price	December 31, 2008	life (years)	price	December 31, 2008	price
$5–7.838	133,750	2.12	$5.85	123,750	$5.69
$9.05–10.57	105,000	3.42	$9.79	41,250	$9.26
15.53	120,000	3.41	$15.53	30,000	$15.53

	358,750			195,000

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

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 16:- SHAREHOLDERS’ EQUITY (Cont.)
b.	Options to employees (Cont.)
In September 2007, 19,334 options at an exercise price per share of $12.93 from the 2001 grant were exercise into 11,242 shares.
4.
In April 2007, the company’s shareholders approved a plan whereby the current chairman of the board of the company was granted options to purchase 120,000 ordinary shares of the company under the 2003 option plan. The options vest over a period of four years from the date of grant, in four equal annual portions. The options are exercisable at a price per share of $15.53. As of the grant date, the weighted average fair value was $5.8 per share. The fair value was calculated using the Black & Scholes option pricing model. See Note 2.t.

5.	Compensation expense recorded during 2008 amounted to $339 (2007 — $ 304, 2006 — $344).
6.	The balance of unrecognized compensation as of December 31, 2008 amounted to $602, which will be recognized over the following 4 years.
NOTE 17:- INCOME (LOSS) PER SHARE

	Year Ended December 31
	2008			2007			2006
		Number	Loss		Number	Loss		Number	Income
		of shares	per		of shares	per		of shares	per
		(in	share		(in	share		(in	share
	loss	thousands)	amount	loss	thousands)	amount	Income	thousands)	amount
Basic	$(86,154)	29,650	$(2.91)	$(37,095)	29,619	$(1.25)	$3,032	29,532	$0.10

Effect of options of investees	(987)	—	(0.03)	(385)	—	—	(821)	—	—
Effect of dilutive stock options	—	—	—	—	—	—	—	92	—

Diluted	(87,141)	29,650	$(2.94)	(37,480)	29,619	$(1.27)	$2,211	29,624	$0.07

As of December 31, 2008, 358,750 options (352,750 in 2007) were excluded from the diluted price per share calculation due to anti dilutive effect.
NOTE 18:- EQUITY IN LOSSES OF AFFILIATED COMPANIES

	Year ended December 31,
	2008	2007	2006
Affiliated companies:
Given	(5,136)	(1,792)	(5,170)
NetVision	2,626	886	5,059
Others(1)	(13,474)	(19,510)	(17,629)

	$(15,984)	$(20,416)	$(17,740)

The equity in losses includes amortization of intangible assets embedded in the investments in affiliated companies.

(1)	Including equity in net losses of consolidated entities through the dates of commencement of consolidation and of previously consolidated entities from the date they ceased to be consolidated.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 19:-	GAIN (LOSS) FROM DISPOSAL OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES, NET

	Year ended December 31,
	2008	2007	2006
Given (See Note 7.d.1.)	$55	$552	$(975)
NetVision (See Note 7.d.4.)	135	13,845	1,802
Ellara (formerly –AMT)*	(225)	—	985
Galil Medical (See Note 7.d.2.)	—	—	742
Others	(9)	457	(7)

	$(44)	$14,854	$2,547

*
In September 2008 Ellara was acquired by Domoteck Ltd. (“Domoteck”), in consideration for 33.33% of Domoteck’s shares. Domoteck is an Israeli company engaged in the manufacture of climate control systems. Following the above transaction, Elron’s share in the equity of Domoteck, on a fully diluted and on an as converted basis is approximately 19%. Following the transaction, the Company recorded a loss in the amount of $225.

NOTE 20:- OTHER INCOME (EXPENSES), NET

	Year ended December 31,
	2008	2007	2006
Gain (loss) from sale and increase (decrease) in market value of:
Partner shares (1)	$—	$—	$24,977
Other companies, net , Mwise	87	1,030	13
Other than temporary decline in value of investments (see Note 25)	(26,079)	(9,205)	—
Bank loan extinguishment (2)	—	—	2,708
Equity in losses of partnerships — Innomed, Gemini	(818)	(826)	(672)
Dividend from Partner (1)	—	—	1,781
Gain from sale of Carmiel building (see Note 9)	—	5,449	—
Other	1,381	338	503

	$(25,429)	$(3,214)	$29,310

Realized gains from sale of available-for-sale securities amounted to approximately $87, $1,030 and $25,000 in the years ended December 31, 2008, 2007 and 2006, respectively. The proceeds from such sales amounted to approximately $89, $1,030 and $39,800 for the years ended December 31, 2008, 2007 and 2006, respectively.

(1)
On December 31, 2006, Elron and Elbit together completed the sale of 3,906,085 shares of Partner (823,354 by Elron which were purchased by it in March 2006 in consideration for $5,300 and 3,082,731 by Elbit) comprising all of Elron’s and Elbit’s shares in Partner, to several Israeli institutional investors for approximately $39,800.

As a result of the above transactions, Elron recorded in 2006 in the statement of operations, a realized gain of approximately $25,000 (approximately $21,200 net of tax). The gain net of tax includes a reduction of approximately $3,700 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. See Note 14e(3).

During 2006 Elron and Elbit received dividend from Partner in the amount of approximately $1,800.

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

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 21:- FINANCING INCOME, NET

	Year ended December 31,
	2008	2007	2006
Income:
Interest on cash equivalents, bank deposits, debentures and loans	$2,483	$5,599	$5,854
Income resulting from the decrease of market value of convertible debentures	3,571	—	—
Foreign currency gains	405	78	493

	6,459	5,677	6,347

Expenses:
Expenses regarding convertible debentures	999	—	—
Interest on short-term credit, long-term loans and others	2,540	1,249	780
Foreign currency losses	755	660	1,112

	4,294	1,909	1,892

Gain from sale of debentures	122	177	114
Loss resulted from early redemption of convertible debentures*	(359)	—	—
Other than temporary decline in value of Available for sale Debentures	(250)	—	(518)

	$1,678	$3,945	$4,051

*	Loss resulted from the purchase of Starling’s Series A Convertible Debentures by Elron
NOTE 22:- RELATED PARTY TRANSACTIONS
a.	Balances with related parties:

	December 31
	2008	2007

Other receivables:
Affiliated companies	$31	$142
Other companies	29	27

	60	169

Long-term loans:
Long-term loans from shareholders	(6,176)	—
Other companies	—	—

	$(6,116)	$169

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 22:- RELATED PARTY TRANSACTIONS (Cont.)
b.	Income and expenses from affiliated and other companies:

	Year ended December 31,
	2008	2007	2006
Income:
Revenues	$—	$—	$6,699
Interest and commission for guarantees	266	177	362
Participation in Directors’ remuneration	98	85	84
Participation in expenses	—	—	15
Costs and Expenses:
Participation in expenses	28	17	17
Directors’ remuneration	46	73	71
Interest expenses	176	—	—
c.	Option to the former Chairman of the Board and Chief Executive Officer — see Note 16.b.3.
d.	See Note 7.d.4 regarding the Barak Merger and GlobCall Merger with Netvision.
e.	See Note 7.d.1. regarding the investment in Given.
f.	The Company holds certain investments together with DIC and Clal (Elron, Clal and DIC are part of the IDB group) as of December 31, 2008, the significant of which are as follows:

			% holding by
	Clal	DIC	Elron and RDC
Given	—	16.1%	32.35%
NetVision (see also Note 7.d.4.)	25.25%	32.3%	15.79%
Galil	—	12.8%	29.0%
g.	See Note 16.b.4. regarding options granted to the Chairman of the Board.
h.	See Note 13 regarding Loan granted by DIC.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 23:- ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized	Foreign
	gains and	currency
	losses on	translation
	securities	adjustments	Total

Balance as of January 1, 2007 (net of tax effect of $326)	$1,276	$22	$1,298

Unrealized gains on available for sale securities (net of tax effect of $325)	1,658	—	1,658
Reclassification adjustment for realized gain and other than temporary decline in value included in net income (net of tax effect of $87)	(1,255)	—	(1,255)

Foreign currency translation adjustments included in net income due to decrease in holdings in affiliated companies	—	(407)	(407)
Foreign currency translation adjustments	—	2,395	2,395
Balance as of December 31, 2007 (net of tax effect of $564)	$1,679	$2,010	$3,689

Unrealized gains on available for sale securities (net of tax effect of $531)	(1,861)	—	(1,861)
Reclassification adjustment for realized gain and other than temporary decline in value included in net income (net of tax effect of $33)	52	—	52

Foreign currency translation adjustments	—	(776)	(776)

Balance as of December 31, 2008 (net of tax effect of $0)	$(130)	$1,234	$1,104

NOTE 24:- BUSINESS SEGMENT
a.
The Company operates in one segment, namely the “Other Holdings and Corporate Operations”. This segment includes corporate headquarters and reflects the investments in companies that operate in the fields of medical devices, communications, semiconductors, software products and clean technology.

b.	Revenues according to location of customers are as follows:

	2008	2007	2006

Israel	$333	$346	$337
USA	2,975	1,768	9,061
Europe	1,062	185	625
Asia	1,669	2,072	2,840
Africa	198	—	—

	$6,237	$4,371	$12,863

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 24:- BUSINESS SEGMENT (Cont.)
c.	Revenues from major customers were as follows:

	2008	2007	2006

In the Other Holdings and Corporate Operations segment:
Oncura	—%	—%	52%
d.	The majority of the long-lived assets are located in Israel.
NOTE 25: - A FAIR VALUE MEASUREMENT AND IMPAIRMENT
On January 1, 2008, Elron adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No.157”). As clarified by FSP FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” for financial assets and financial liabilities. SFAS No. 157 provides a definition of fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity, and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances.
SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price.
The levels of the fair value hierarchy established by SFAS No. 157 are:
Level 1: inputs are quoted prices, unadjusted, in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2: inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. A level 2 input must be observable for substantially the full term of the asset or liability.
Level 3: inputs are unobservable and reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.
a.	Assets and Liabilities measured at fair value on a recurring basis:
Financial assets / liabilities carried at fair value on a recurring basis as of December 31, 2008, were as follows:

	Level 1	Level 2	Level 3	Total
Long term investments	$808	—	—	$808
Convertible Debentures	$2,161	—	—	$2,161

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 25: - A FAIR VALUE MEASUREMENT AND IMPAIRMENT (Cont.)
b.	Assets Measured at Fair Value on a Nonrecurring Basis

	Fair Value Measurements Using
	Year ended	Level	Level	Level	Losses
	31.12.08	1	2	3	(see Note 20)
Investments in companies and long term receivables	$23,672	—	—	$23,672	$25,585
1. The global markets are currently experiencing a financial crisis and economic downturn which are adversely affecting the Company’s group companies. Some of Elron’s group companies are affected by the financial crisis and experiencing difficulties in raising additional financing, slowdown in revenue growth, slower than expected product development and delay in bringing product to the market. As a result, the Company recorded in 2008 impairment charges in the aggregate amount of approximately $25,600 mainly in Atlantium, Jordan Valley, Enure, Neurosonix, Pocared and Musestorm. Impairment charges in 2007 amounted to approximately $9,200, which included mainly Impliant (See Note 3.e.). Impairment charges in 2006 amounted to approximately $6,100 with respect to the investment in Oncura (See Note 7.d.5).
2. The unobservable inputs and the information used to develop the inputs underlying the valuation of the fair value of the company’s investments in other companies, classified as a Level 3, are the following: financial information (e.g. budgets, budget versus actual results, business plans, financial statements, future net income projections, future cash flows projections, etc.), research and development efforts status, terms and conditions of financing rounds involving new external investors, specific conditions affecting the industry or the geographic area of the invested company.
The valuation techniques used to measure the fair value are the following:
a.
Discounted Future Earnings Method- The discounted future earnings method can use cash flow (“DFE”) or earnings as a basis to forecast the income which the investee will generate. Thereafter, an aggregate present value is calculated for the future cash flows using a required rate of return (“The discount rate”). This methodology was used in valuing the Shares as of the balance sheet date because the investees were able to provide projections for their future cash flows. In addition, it was deemed not unreasonable that market participants or secondary venture capital investors would use this methodology to determine the value of the Shares.

b.
Company Security Transaction Method (“CSTM”) — according to the CSTM method the value of the Company was estimated based upon recent transactions in the Company’s securities. For these transactions to be relied upon to develop an estimate of fair value, they must be arms length transactions. Additional factors considered in this analysis include:

1.	The size, amount and type of stock sold;
2.	The timing of the transaction relative to the estimation date;
3.	Differences in the rights, preferences, marketability, and control of the transaction securities and the subject securities;

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 25: - A FAIR VALUE MEASUREMENT AND IMPAIRMENT (Cont.)
4.	The financial condition and capital structure of the evaluated investee;
5.	The volatility with the investee’s projections and the volatility of comparable firms.
c.
Allocation of fair value- After deriving the investee value, it is generally accepted that market participants would allocate the value of the investee to the different classes of equity. A method approved by the American Institute of Certified Public Accountants (“AICPA”) to allocate value amongst multiple classes of equity with varying characteristics is an option pricing model based on the Black Scholes formula or on the Binomial (lattice) model. This model is based upon the concept that the securities of a firm’s capital structure can be considered as call option on the value of the firm. Using option analyses and the value of a given security purchased by a sophisticated third-party investor or the value of the investee itself, sale, or liquidation (several years in the future) is calculated for each type of security. With these inputs, the model uses a Black-Scholes option model or a Binomial (lattice) model to estimate the value of the investee between the proceed ranges. The model considers many aspects of venture financing such as the capital structure of the investee, seniority of securities, future financing needs, the time to the liquidation event, and the investee specific volatility. Given the investee’s capital structure, including securities with different rights and attributes, the model was used to allocate the investee value among its various securities.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
ANNEX TO THE FINANCIAL STATEMENTS
U.S dollars in thousands
Details relating to major investments as of December 31, 2008:

		Carrying
		value of the	Market value of the publicly
		investment	traded
	% of	as of	investments as of
	ownership	December 31,	December 31,	June 24,
	interest(1)	2008(2)	2008	2009
Consolidated Companies:

Starling Advanced Communication Ltd. (TASE:STLG) (3) (4)	50%	(38)	6,854	6,180
SELA Ltd. (3)	46%	891
Medingo Ltd. (3)	50%	(2,052)
Sync RX (3)	39%	306
Xsights (formerly: Paper lynx) (3)	50%	(45)
Wavion, Inc.	66%	(1,914)
Impliant Inc.	46%	(2,349)

Affiliated Companies (equity):
Given Imaging Ltd. (Nasdaq: GIVN) (3)	28%	103,390	67,730	75,587
NetVision Ltd. (TASE: NTSN)	16%	33,234	29,657	43,344
ChipX, Inc.	28%	298
Galil Medical Ltd. (3)	21%	(355)
3DV Systems Ltd. (3)	36%	(78)
Notal Vision, Inc.	22%	552
Aqwise Ltd.	34%	3,774
Radlive Ltd.	29%	1,565
Kyma Ltd. (5)	—	309

Affiliated for sale:
EVS (Nasdaq: EVSNF.OB)	10%	741	741	444
MWise Inc. (Nasdaq: MWIS.OB)	2%	67	67	63

Partnership:
InnoMed Ventures L.P.	14%	1,667

Cost:
Jordan Valley Ltd.	20%	4,635
Teledata Ltd.	21%	16,877
NuLens Ltd.	34%	8,546
BrainsGate Ltd.	25%	13,087
Enure Networks Ltd.	39%	500
Safend Ltd.	27%	5,010
Neurosonix Ltd.	16%	—
Atlantium Inc.	33%	6,745
BPT Ltd.	30%	3,209
Pocared Ltd.	23%	6,882
Plymedia Inc.	28%	2,559

(1)	On the basis of the outstanding share capital.

(2)	Includes loans and convertible notes.

(3)	Represents the carrying value and the ownership interest of the investment in Elron’s books and Elron’s share in the carrying value and ownership interest of the investment in RDC’s books.

(4)	Includes Convertible Debentures.

(5)	Investment by convertible loans

Given Imaging Ltd.
and its Subsidiaries
Consolidated
Financial Statements
As of and for the
Year Ended December 31, 2008
and 2007

Given Imaging Ltd. and its subsidiaries

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
Given Imaging Ltd.:
We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. and subsidiaries (the “Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1L to the consolidated financial statements, effective January 1, 2006, the Company has adopted Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”.
As discussed in Note 1R to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”.
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International
Tel-Aviv, Israel,
March 24, 2009

Given Imaging Ltd. and its subsidiaries
Consolidated Balance Sheets
(In thousands except per share data)

		December 31
	Note	2008	2007

Assets

Current assets
Cash and cash equivalents	1D; 2	$31,697	$37,103
Short-term investments	1H; 5	28,509	23,191
Accounts receivable:
Trade, net	1E	21,673	23,315
Other	3	4,662	10,385
Inventories	1F; 4	18,931	15,960
Advances to suppliers	16	3,540	190
Deferred tax assets	1R; 14D	1,178	1,350
Prepaid expenses		1,631	1,289

Total current assets		111,821	112,783

Deposits		1,094	892

Assets held for employees’ severance payments	1G; 10	3,686	3,007

Marketable securities	1H; 5	30,063	41,629

Fixed assets, less accumulated depreciation	1I; 6	15,115	15,422

Intangible assets less accumulated amortization	1J; 7; 16	12,067	3,583

Goodwill	1K; 16	4,069	—

Total Assets		$177,915	$177,316

President and CEO	CFO
March 24, 2009
The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries
Consolidated Balance Sheets
(In thousands except share data)

		December 31
	Note	2008	2007

Liabilities and shareholders’ equity

Current liabilities

Current installments of obligation under capital lease	8B	$114	$121
Accounts payable:
Trade		7,418	7,275
Other	9	17,612	21,012
Deferred income	1P	1,523	9,379

Total current liabilities		26,667	37,787

Long-term liabilities
Obligation under capital lease	8B	485	448
Liability in respect of employees’ severance payments	10	4,599	3,490

Total long-term liabilities		5,084	3,938

Total liabilities		31,751	41,725

Commitments and contingencies	8

Minority interest		1,993	1,996

Shareholders’ equity	11
Share capital:	11
Ordinary Shares, NIS 0.05 par value each (90,000,000 shares authorized as of December 31, 2007 and 2008, 29,241,785 and 29,257,785 shares issued and fully paid as of December 31, 2007 and 2008, respectively)		343	343
Additional paid-in capital		173,983	166,813
Capital reserve		2,166	2,166
Accumulated other comprehensive loss		(600)	—
Accumulated deficit		(31,721)	(35,727)

Total shareholders’ equity		144,171	133,595

Total liabilities and shareholders’ equity		$177,915	$177,316

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries
Consolidated Statements of Operations
(In thousands except share and per share data)

		Year ended December 31,
	Note	2008	2007	2006

Revenues	1P; 12	$125,108	$112,868	$95,029
Cost of revenues		(33,001)	(29,721)	(24,154)
Early repayment of royalty bearing government grants	8A	—	(4,843)	—

Gross profit		92,107	78,304	70,875

Operating expenses
Research and development, gross	1S	(15,126)	(12,847)	(12,678)
In-process research and development acquired in a business combination	16	(4,700)	—	—

		(19,826)	(12,847)	(12,678)

Government grants	1Q; 8A	1,530	1,242	1,867

Research and development, net		(18,296)	(11,605)	(10,811)

Sales and marketing		(60,902)	(55,446)	(50,732)
General and administrative		(19,320)	(20,981)	(16,027)
Termination of marketing agreement	8C	5,443	22,860	—
Other, net	6, 7	(867)	(422)	—

Total operating expenses		(93,942)	(65,594)	(77,570)

Operating (loss) profit		(1,835)	12,710	(6,695)

Financial income, net	13	4,004	5,520	3,980

Profit (loss) before taxes on income and minority share		2,169	18,230	(2,715)

Income tax expense	1R, 14	(250)	(4,548)	(127)

Profit (loss) before minority share		1,919	13,682	(2,842)

Minority share in losses of subsidiary		2,087	1,503	1,334

Net profit (loss)		$4,006	$15,185	$(1,508)

Earnings (loss) per share:

Basic Earnings (loss) per Ordinary Share	1N	$0.14	$0.52	$(0.05)

Diluted Earnings (loss) per Ordinary Share		$0.13	$0.49	$(0.05)

Weighted average number of Ordinary Shares used to compute basic Earnings (loss) per Ordinary Share	1N	29,254,035	28,961,968	28,053,849

Weighted average number of Ordinary Shares used to compute diluted Earnings (loss) per Ordinary Share	1N	30,798,360	31,030,459	28,053,849

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
(In thousands except share data)

					Accumulated
			Additional		Other
	Ordinary shares		Paid-In	Capital	Comprehensive	Accumulated
	Shares	Amount	Capital	Reserve	Loss	Deficit	Total

Balance as of December 31, 2005	27,950,281	$327	$148,955	$2,166	$—	$(49,404)	$102,044

Changes during the year 2006:
Exercise of stock options	591,010	7	2,029	—	—	—	2,036
Restricted shares issued	100,000	1	—	—	—	—	1
Stock based compensation	—	—	5,213	—	—	—	5,213
Net loss	—	—	—	—	—	(1,508)	(1,508)

Balance as of December 31, 2006	28,641,291	335	156,197	2,166	—	(50,912)	107,786

Changes during the year 2007:
Exercise of stock options	589,262	8	4,272	—	—	—	4,280
Excess tax benefits related to stock based compensation	—	—	693	—	—	—	693
Exercise of warrants	5,232	—	—	—	—	—	—
Restricted shares issued	6,000	—	—	—	—	—	—
Stock based compensation	—	—	5,651	—	—	—	5,651
Net profit	—	—	—	—	—	15,185	15,185

Balance as of December 31, 2007	29,241,785	343	166,813	2,166	—	(35,727)	133,595

Changes during the year 2008:
Exercise of stock options	16,000	*	252	—	—	—	252
Stock based compensation	—	—	6,918	—	—	—	6,918
Unrealized losses on available for sale securities	—	—	—	—	(600)	—	(600)
Net profit	—	—	—	—	—	4,006	4,006

Balance as of December 31, 2008	29,257,785	$343	$173,983	$2,166	$(600)	(31,721)	144,171

*	Represents less than 1.
The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,
	2008	2007	2006

Cash flows from operating activities:
Net profit (loss)	$4,006	$15,185	$(1,508)

Adjustments required to reconcile net profit (loss) to net cash provided by operating activities:

Minority share in losses of subsidiary	(2,087)	(1,503)	(1,334)
Depreciation and amortization	5,183	4,771	4,237
In-process research and development	4,700	—	—
Goodwill impairment	406	—	—
Deferred tax assets	172	24	(155)
Stock based compensation	6,918	5,651	5,213
Excess tax benefits related to stock based compensation	—	(693)	—
Other	621	380	18
Net decrease (increase) in trading securities	—	5,092	(5,060)
Decrease (increase) in accounts receivable — trade	1,642	(4,428)	(562)
Decrease (increase) in other accounts receivable	5,723	(8,922)	4,801
Decrease (increase) in prepaid expenses	(342)	51	(320)
Decrease (increase) in advances to suppliers	(3,350)	(108)	250
Decrease (increase) in inventories	(2,971)	2,208	(1,996)
Increase (decrease) in accounts payable	(3,287)	8,570	500
Decrease in deferred income	(7,856)	(14,903)	(1,223)

Net cash provided by operating activities	9,478	11,375	2,861

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(6,300)	(5,772)	(5,876)
Purchase of fixed assets, intangible assets, and goodwill in a business combination	(16,660)	—	—
Deposits	(192)	(355)	(41)
Proceeds from sale of marketable securities	67,743	18,753	13,120
Proceeds from sales of fixed assets	61	—	—
Investments in marketable securities	(61,986)	(36,584)	(37,960)

Net cash used in investing activities	(17,334)	(23,958)	(30,757)

Cash flows from financing activities:
Principal payments on capital lease obligation	(120)	(37)	(14)
Proceeds from the issuance of Ordinary Shares	252	4,280	2,037
Excess tax benefits related to stock based compensation	—	693	—
Issuance of shares by a consolidated company	2,288	—	4,772

Net cash provided by financing activities	2,420	4,936	6,795

Effect of exchange rate changes on cash	30	240	255

Decrease in cash and cash equivalents	(5,406)	(7,407)	(20,846)
Cash and cash equivalents at beginning of year	37,103	44,510	65,356

Cash and cash equivalents at end of year	31,697	37,103	44,510

Supplementary cash flow information

	Year ended December 31,
	2008	2007	2006
Income taxes paid	$259	$1,098	$300

Assets acquired under capital lease	$109	$569	—

The accompanying notes are an integral part of these consolidated financial statements.

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
After receiving marketing clearance from the United States Food and Drug Administration (“FDA”) in August of 2001, the Company commenced the marketing of the Given System with the PillCam Small Bowel Capsule, or PillCam SB, for detection of disorders of the small bowel. In November 2004, following receipt of FDA marketing clearance, the Company began marketing and sales of PillCam ESO, a capsule for detection of disorders in the esophagus. In late 2006, the Company completed the development of the first generation of PillCam Colon, a capsule for visual examination of the colon and received the regulatory clearance that permits the Company to market and sell this capsule in Europe. In April 2007, the Company received marketing clearance for the PillCam SB capsule from the Ministry of Health, Labor and Welfare in Japan.
The Company has direct or indirect wholly-owned subsidiaries in the United States, the Netherlands, Germany, France, Australia and Singapore. The Company also has a subsidiary in Japan, Given Imaging K.K. (“Given K.K.”), in which it has a controlling interest (see note 16).
In December 2008, the Company acquired the Bravo pH monitoring business from Medtronic, Inc. The Bravo pH monitoring system is the only wireless, catheter-free pH test for Gastro Esophageal Reflux Disease, or GERD, and uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. pH testing is considered the standard test for diagnosing GERD. As part of this acquisition, the Company acquired 100% of the shares of Endonetics, Inc., which owns a number of intellectual property assets related to the Bravo business and is not an operating entity (see note 16).
The Company operates in the medical device industry and its business is subject to numerous risks, including, without limitations, (1) the Company’s ability to develop and bring to market new products, (2) the Company’s ability to receive regulatory clearance or approval to market its products or changes in regulatory environment, (3) the Company’s success in implementing its sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of significant litigation, and (8) the existence of favorable reimbursement for its product from government and commercial payors.

Note 1 — Organization and Summary of Significant Accounting Policies (cont’d)
B. Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries in the United States, Germany, France, the Netherlands, Singapore and Australia and its 56% owned subsidiary in Japan. As part of the acquisition of the Bravo pH monitoring business from Medtronic, Inc., the Company acquired 100% of the shares of Endonetics, Inc. The accounts of the subsidiaries are consolidated from the date of their inception, except for the accounts of Endonetics, Inc., which are consolidated from December 8, 2008, the closing date of the Bravo acquisition. All the subsidiaries were established for the purpose of marketing and selling the Company’s products, except Endonetics, Inc. which holds a number of intellectual property assets related to the Bravo business and is not an operating entity. All intercompany balances and transactions have been eliminated in consolidation. As of December 31, 2008, the Company considers itself operating in only one segment.
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

Note 1 — Organization and Summary of Significant Accounting Policies (cont’d)
E. Allowance for doubtful accounts receivable — trade (cont’d)
The activity in the allowance for doubtful accounts for the three years ended December 31, 2008 is as follows:

	Year ended December 31,
	2008	2007	2006

Opening balance	$329	$787	$431
Provision	10	(79)	356
Write-offs	(129)	(379)	—

Closing balance	$210	$329	$787

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
H. Marketable securities
The Company accounts for marketable securities under Statement of Financial Accounting Standards (SFAS) No. 115 “Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). As of December 31, 2008, marketable securities consist of U.S. government bonds and corporate bonds, which the Company classified as “available-for-sale”. As of December 31, 2007 marketable securities were classified as “held-to-maturity”.
During the first quarter of 2008, in light of the turmoil in the U.S financial markets, the Company decided to transfer its “held-to-maturity” securities into the “available-for-sale” category.
Held-to-maturity debt securities are securities that the Company has the ability and intent to hold until maturity and are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method.
A decline in the market value of any “held-to-maturity” security below cost, that is deemed other than temporary, will result in a reduction in the carrying amount to fair value and a corresponding impairment. The impairment is charged to earnings and a new cost basis for the security is established. During 2006 and 2007 no impairment charge was recognized.
Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value and changes in the fair value, based on closing market prices of the securities at the balance sheet date, represent unrealized gains and losses which are included in earnings.

Note 1 — Organization and Summary of Significant Accounting Policies (cont’d)
H. Marketable securities (cont’d)
Available-for-sale securities are recorded at fair value. Changes in fair value based on closing market prices of the securities at balance sheet date are recorded directly to shareholders’ equity as accumulated other comprehensive income (loss). A decline in market value of available for sale security below cost deemed “other than temporary” will be charged to the statement of operations when it occurs.
I. Fixed assets
Fixed assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and software	33
Instruments and laboratory equipment	15
Leasehold improvements	10
Motor vehicles	15
Machinery and equipment	15
Communication equipment	15
Office furniture and equipment	10-15
Motor vehicles purchased under capital lease arrangements are recorded at the present value of the minimum lease payments at lease inception. Such assets and leasehold improvements are depreciated and amortized, respectively, using the straight-line method over the shorter of the lease term or estimated useful life of the asset.
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
J. Definite-life Intangible assets
Definite-life intangible assets acquired in a business combination in December 2008 consist mainly of acquired technology, patents and customer relationships, and are amortized using the straight-line method over their estimated period of useful life, mainly 8 to 20 years (see note 16).
Legal expenses related to patents and trademarks registration have been capitalized and amortized over the remaining life of the assets, which is generally 8 years.
Technology and content costs are generally expensed as incurred, except for certain costs relating to the development of the Company’s website that are capitalized and amortized in accordance with EITF 00-2) “Accounting for website development costs” over their estimated useful life which is generally 3 years.
Definite — life intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Note 1 — Organization and Summary of Significant Accounting Policies (cont’d)
K. Goodwill
Goodwill reflects the excess of the purchase price of the Bravo pH monitoring business acquired in December 2008 over the fair value of net assets (see note 16 A) and the excess of the cash invested over the fair value of the Company’s share in the net assets of its subsidiary in Japan adjusted to an impairment of approximately $ 300 as of December 31, 2008 (see also note 16 B).
Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite life intangible assets are not amortized but rather tested for impairment at least annually.
L. Stock compensation plans
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
Stock-based compensation recognized in the consolidated statements of operations for the years ended December 31, 2006 and 2007 and 2008 is based on awards ultimately expected to vest. As a result the expense has been reduced for estimated forfeitures. SFAS No. 123R required forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
Basic and diluted Earnings (loss) per Ordinary Share are presented in conformity with SFAS No. 128, “Earnings Per Share”, for all years presented. Basic Earnings (loss) per Ordinary Share is calculated by dividing the net Earnings (loss) attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding. The Diluted Earnings (loss) per Ordinary share calculation is similar to Basic Earnings Per Share except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares from options had been exercised.

Note 1 — Organization and Summary of Significant Accounting Policies (cont’d)
N. Earnings (loss) per Ordinary Share
The following table summarizes information related to the computation of basic and diluted Earnings (loss) per Ordinary Share for the years indicated.

	Year ended December 31,
	2008	2007	2006

Net profit (loss) attributable to Ordinary Shares	$4,006	$15,185	$(1,508)

Weighted average number of Ordinary Shares outstanding used in basic Earnings (loss) per Ordinary Share Calculation	29,254,035	28,961,968	28,053,849

Add assumed exercise of outstanding dilutive potential Ordinary Shares	1,544,325	2,068,491	—

Weighted average number of Ordinary Shares outstanding used in diluted Earnings (loss) per Ordinary Share Calculation	30,798,360	31,030,459	28,053,849

Basic Earnings (loss) per Ordinary Share	$0.14	$0.52	$(0.05)

Diluted Earnings (loss) per Ordinary Share	$0.13	$0.49	$(0.05)

Number of options excluded from the diluted Earnings per share calculation because of anti-dilutive effect	5,461,047	1,881,033	4,114,604

Note 1 — Organization and Summary of Significant Accounting Policies (cont’d)
O. Use of estimates
The preparation of the consolidated financial statements, in accordance with generally accepted principles in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for doubtful accounts and sales returns; deferred tax assets, fixed assets, inventory, investments, share-based compensation; income tax uncertainties and other contingencies. Actual results could differ from those estimates.
P. Revenue recognition
Revenues from sales of products are recognized upon delivery provided that the collection of the resulting receivable is reasonably assured, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.
For sales contracts, which include a Post Contract Customer Support (“PCS”) component, revenues allocated to PCS in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, are deferred and recognized ratably over the term of the support period, which is generally one year.
The Company accrues estimated warranty costs at time of shipment based on contractual rights and historical experience. The Company’s policy is not to grant return rights.
Taxes collected from customers and remitted to governmental authorities are presented in the financial statements on a net basis.
The Company routinely evaluates its products for inclusion of any embedded software that is more than incidental thereby requiring consideration of AICPA Statement of Position 97-2, “Software Revenue Recognition”. Based on such evaluation, the Company has concluded that none of its products have such embedded software.
Q. Government-Sponsored Research and Development
The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) as a reduction of research and development expenses.
R. Taxes on income
The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes” (“Statement 109”). Under Statement 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax loss and credit carryforwards, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized. The tax effect resulting from a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Note 1 — Organization and Summary of Significant Accounting Policies (cont’d)
R. Taxes on income (cont’d)
On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.
The Company’s accounting policy is to accrue interest related to unrecognized tax benefits as a component of interest expense while penalties are included in general and administrative expenses in the consolidated statements of operations.
S. Research and development costs
Research and development costs are expensed as incurred.
In connection with a business combination, amounts assigned to tangible and intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use are charged to In-process research and development acquired in a Business Combination in operating expense at the acquisition date.
T. Allowance for product warranty
It is the Company’s policy to grant a warranty for certain products. The balance sheet provision for warranties is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.
U. Concentration of credit risk
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
V. Comprehensive Income
For the years ended December 31, 2006 and 2007, comprehensive income (loss) equals net profit (loss). For the year ended December 31, 2008, comprehensive income of $3,406 is comprised of a net profit in the amount of $4,006 and unrealized losses on available-for-sale debt securities in the amount of $600.

Note 1 — Organization and Summary of Significant Accounting Policies (cont’d)
W. Accounting pronouncements adopted in 2008
In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurement” (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company adopted Statement 157 beginning on January 1, 2008. The FASB announced a one-year deferral of Statement 157’s fair-value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis.
In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB No. 115” (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value.
X. Recent accounting pronouncements
In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (Statement 141R) and FASB Statement No. 160, “Non controlling Interests in Consolidated Financial Statements- an amendment to ARB No. 51” (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, non controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company believes adopting Statement 141R and Statement 160 will not have a material impact on its results of operations and financial position.
In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated results of operations and financial position.
On October 10, 2008, the FASB issued FSP FAS 157-3 to clarify the application of FASB Statement No. 157, in an inactive market and to illustrate how an entity would determine fair value in an inactive market. The FSP augments the guidance in a Questions and Answers document that was released jointly by the SEC Chief Accountant’s Office and FASB Staff. The FSP is effective immediately and applies to prior periods for which financial statements have not been issued. The adoption of FSP FAS 157-3 did not have an impact on the Company’s consolidated results of operations and financial position.

Note 2 — Cash and Cash Equivalents

	December 31
	2008	2007

Denominated in U.S. dollars	$18,401	$22,877
Denominated in New Israeli Shekels	3,118	2,022
Denominated in Euros	4,422	6,642
Denominated in Australian dollars	277	1,102
Denominated in Singapore dollars	216	168
Denominated in Japanese Yen	5,263	4,292

	$31,697	$37,103

Note 3 — Accounts Receivable — Other

	December 31
	2008	2007

Government institutions	$3,434	$2,118
In Scope (Note 8C)	—	7,620
Other	1,228	647

	$4,662	$10,385

Note 4 — Inventories

	December 31
	2008	2007

Raw materials and components	$9,651	$7,733
Work-in-progress	3,024	2,941
Finished goods	6,256	5,286

	$18,931	$15,960

Note 5 — Marketable Securities
As of December 31, 2007 and 2008, marketable securities consist of U.S. government bonds and corporate bonds.
During the first quarter of 2008, and in light of the turmoil in the US financial markets, the Company decided to transfer its “held-to-maturity” securities into the “available-for-sale” category.

Note 5 — Marketable Securities (cont’d)
The transfer of the “held-to-maturity” securities into the “available-for-sale” category as described above, generated accumulated other comprehensive loss of $364, presented in the statement of shareholders’ equity as “unrealized losses on available for sale securities”.
As of December 31, 2008 the Company held approximately $23.4 million of U.S government or government agencies marketable securities and approximately $20.9 million of marketable corporate debt securities. During 2008 the Company recorded $600 of unrealized losses from corporate bonds. Proceeds from the sale of available-for-sale securities were $67.7 million in 2008; gross realized losses included in finance income in 2008 were $400.
The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value of available-for-sale and held-to-maturity debt securities by major security type and class of security at December 31, 2008 and 2007 are as follows:

		Gross	Gross
		unrealized	unrealized
	Carrying	holding	holding
	amount	gains	(losses)	Fair value

At December 31, 2008
Available- for- sale:
U.S government or government agencies	$22,967	$407	$—	$23,374
Corporate debt securities	21,950	35	(1,042)	20,943
Total At December 31, 2008	44,917	442	(1,042)	44,317

Total At December 31, 2007	$—	$—	$—	$—

At December 31, 2008:
Held- to- maturity:
U.S government or government agencies	—	—	—	—
Corporate debt securities	—	—	—	—
Total at December 31, 2008	—	—	—	—

Total at December 31, 2007	64,820	—	(802)	64,018

Maturities of debt securities classified as available-for-sale and held-to-maturity were as follows at December 31, 2008:

	Carrying
	Amount	Fair value

Available- for- sale:
Current maturities	$14,889	$14,254
Due after one year through five years	30,028	30,063

	$44,917	$44,317

Note 5 — Marketable Securities (cont’d)
Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 were as follows:

	Less than 12 months		Total
	Unrealized		Unrealized
	losses	Fair value	losses	Fair value

Available for sale:
U.S government or government agencies-	—	4,629	—	23,374

Corporate debt securities	863	9,624	1,042	20,943

	863	14,253	1,042	44,317

The unrealized losses on investments in U.S government or government agencies and corporate debt securities were caused mainly by current market conditions Since the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.
Note 6 — Fixed Assets, at Cost, Less Accumulated Depreciation

	December 31
	2008	2007

Computers and software	$9,026	$6,957
Instruments and laboratory equipment	1,367	1,077
Leasehold improvements	4,743	4,600
Motor vehicles	233	186
Machinery and equipment	16,120	16,060
Communication equipment	475	492
Office furniture and equipment	1,857	1,797

Fixed assets, at cost	33,821	31,169

Accumulated depreciation	(18,706)	(15,747)

Fixed assets at cost, less accumulated depreciation	$15,115	$15,422

Depreciation expenses for the years ended December 31, 2006, 2007 and 2008 were $3,599, $4,055, and $4,378, respectively. During 2008, the Company wrote off manufacturing equipment which was no longer in use. This resulted in a charge of $427 recorded in operating expenses- other on the consolidated statement of operations.
As of December 31 2007 and 2008, the cost of fixed assets under capital lease was $571 and $607 respectively, and the accumulated depreciation was $49 and $117 respectively.

Note 7 — Intangible Assets, at Cost, Less Accumulated Amortization

	December 31
	2008	2007

Capitalized patents and trademarks	$6,560	$5,545
Web site development	1,214	1,165
Software development	647	647
Patents, trademarks and trade names acquired in a business combination (note 16)	6,400	—
Customer relationships acquired in a business combination (note 16)	1,800	—

Intangible assets at cost	16,621	7,357

Accumulated amortization	(4,554)	(3,774)

Intangible assets, less accumulated amortization	$12,067	$3,583

Amortization expenses for the years ended December 31, 2006, 2007 and 2008 were $638, $716 and $805 respectively. Estimated amortization expenses for the next five years are: $1,617 in 2009, $1,505 in 2010, $1,401 in 2011, $1,322 in 2012 and $1,194 in 2013. During 2008, the Company wrote off patent and trademarks which are no longer expected to be used. This resulted in a charge of $ 89 recorded in Operating expenses — other in the consolidated statement of operations.
Note 8 — Commitments and Contingencies
A. Office of the Chief Scientist Grants
Through December 2007, the Company’s research and development efforts had been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”). In return for the OCS’s participation, the Company was committed to pay royalties to the Israeli Government at the rate of 3% of the sales of its products for each of the first three years of the launch of the related product and, from the fourth year onwards, at the rate of 3.5% up to 100% of the amount of the grants received, plus LIBOR interest. The Company was entitled to the grants only upon incurring research and development expenditures. There were no future performance obligations related to the grants received from the OCS. During December 2007, the Company made an early repayment of all its outstanding royalty obligation and accrued interest of $4,843 to the OCS. This repayment resulted in a one-time charge of $4,843 presented as an early repayment of royalty bearing government grants in the Company’s consolidated statement of operations.
The Company continues to participate in other non-royalty bearing programs of the OCS.

Note 8 — Commitments and Contingencies (cont’d)
B. Operating leases
The Company and its subsidiaries currently lease office space and manufacturing space for periods of up to an additional 12 years (including options to extend the terms of the leases). The current lease for the Company’s headquarters is in Yoqneam, Israel. This facility houses the Company’s corporate headquarters, research and development and manufacturing facilities. Under this lease agreement, the Company will pay approximately $1,570 a year in rent and management fees. These payments are subject to adjustments based on changes in the Israeli Consumer Price Index. In addition, to secure its obligations under the lease, the Company provided a bank guaranty in the amount of approximately $790 in favor of the lessor. The lease expires on December 31, 2015. The Company has an option to extend the lease until December 31, 2020.
The Company and its subsidiaries signed several motor vehicle lease agreements. The companies deposited a total amount of $196 to guarantee their performance under the terms of the lease agreements.
The Company is committed to minimum annual payments over the next five years as follows:

	Capital leases	Operating leases

2009	$149	$3,989
2010	149	3,261
2011	149	2,628
2012	116	2,167
2013 and thereafter	26	5,251

	$589	$17,296

Depreciation of vehicles and equipment under capital lease for the years ended December 31, 2006, 2007 and 2008 was $9, $25 and $56 respectively.
Rental expenses under the lease agreements for the years ended December 31, 2006, 2007 and 2008 were $2,914, $3,484 and $4,338 respectively.
C. Agreement with InScope
On May 10, 2004, the Company entered into an exclusive sales representation, co-promotion and cooperation Agreement (the “Agreement”) with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company, providing InScope with the exclusive rights to market the Company’s PillCam ESO capsule for visual examination of the esophagus in the United States. Under the terms of the Agreement, the Company received milestone payments totaling $25,000 in 2004 and 2005 and was paying InScope a commission of 50% on sales of PillCam ESO capsules and a 10% commission on sales of capital equipment parts of the Given System, such as workstations and portable data recorders.

Note 8 — Commitments and Contingencies (cont’d)
C. Agreement with InScope (Cont’d)
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

$8,820

The Agreement and each party’s rights and obligations were terminated in January 2008.
The termination payments of $7,620 were recognized in the Company’s consolidated financial statements for the year ended December 31, 2007.
Pursuant to the early termination and the change in the remaining life of the Agreement, the Company has amortized the remaining deferred income balance at the date of termination of $20,683 over the remaining term of the Agreement of two months. As a result, the Company has recognized income of $22,860 in its consolidated statement of operations for the year ended December 31, 2007, under “Termination of marketing agreement,” comprised of additional accelerated amortization of $15,240 of previously received milestones, and $7,620 in termination payments. The Company recognized the remaining deferred income of $5,443 in its consolidated statement of operations for the year ended December 31, 2008.
InScope paid $1,200 during December 2007, and the remaining $7,620 was paid during January 2008.
As of December 31, 2007, deferred income includes the following unamortized amounts relating to the Agreement:

Original and additional milestone payments	$5,443
Reimbursement for certain clinical trials	1,200

$6,643

The milestone payments of $5,443 and the reimbursement for clinical trials of $1,200 were recognized in the Company’s consolidated financial statements for the year ended December 31, 2008.
D. Agreements with key single — source suppliers and commitments to suppliers
(1)
In 2002, the Company entered into an agreement with a Canadian company (“Canadian Company”) that supplies a component that is integrated into the PillCam capsules. The agreement also includes non-compete provisions prohibiting the Canadian company from selling the component to other parties and, for a certain period of time following termination of the agreement, from transferring any of the intellectual property and design specifications associated with the development of the component to any potential competitors in the Company’s market.

Note 8 — Commitments and Contingencies (cont’d)
D. Agreements with key single — source suppliers and commitments to suppliers (cont’d)
In July 2005, the Company agreed with the Canadian Company that it will develop and manufacture an additional version of the component. In addition, the initial term of the agreement was extended until April 2012, subject to earlier termination in specified circumstances, with the option to extend annually thereafter for up to five years.
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
Purchases under such agreements with these two suppliers for the years ended December 31, 2006, 2007 and 2008 were $8,875, $6,042 and $10,404, respectively.
(3)
The Company’s annual commitments under agreements with single source and other suppliers (including commitments related to the acquisition of the Bravo business as discussed in Note 16) for the next 5 years are as follows:

2009	$19,169
2010	375
2011	750
2012	1,000
2013 and beyond	9,125

$30,419

Note 8 — Commitments and Contingencies (cont’d)
E. Patent Litigation
In June 2008, the Company settled its patent litigation against Olympus Corporation, Olympus Medical Systems Corp. and Olympus America Inc., collectively referred to in this section as “Olympus.” The litigation began in May 2006, was conducted in the United States and was related to the two companies’ respective capsule endoscopy products.
The settlement agreement includes certain worldwide cross-licenses under which each party receives a royalty-free license under all existing patents of the other party for its respective capsule endoscopy products existing as of the settlement date. The parties also exchanged covenants not to sue on currently available medical device products and agreed to a release of all past causes of action. The settlement also includes a cross-license under existing and future patents of each party for future capsule endoscopy products, which may include the payment of royalties by either party at a rate to be determined through an agreed upon mechanism. Finally, as part of the settlement, the Company received a cash payment of $2,330 which was recorded as a reduction of litigation expenses as part of the general and administrative expenses in the statement of operations.
F. Other Claims
Claims are filed against the company from time to time in the regular course business. The Company’s management believes that these claims are not material individually or in the aggregate to the consolidated financial statements as a whole.
G. Registration Rights Agreement
In July 2007, the Company’s shareholders approved a Registration Rights Agreement between the Company and its major shareholders holding together an aggregate of 43.9% of the Company’s ordinary shares (“affiliated shareholders.”). This Registration Rights Agreement has replaced earlier registration rights, which expired in October 2006, granted by the Company in connection with a private placement completed in September 2000, before the Company’s initial public offering.
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

Note 9 — Accounts Payable — Other

	December 31
	2008	2007

Government institutions	$4,596	$4,766
Liabilities relating to employees	8,292	8,348
Advances from customers	139	21
Warranty	98	338
Commissions	826	1,659
Accrued expenses	3,661	5,880

	$17,612	$21,012

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
Expenses recorded in respect of employee severance payments for the years ended December 31, 2006, 2007 and 2008 are, $862, $ 806 and $1,490 respectively.
The U.S. subsidiary has a defined contribution retirement plan for its employees. Employees are allowed to contribute up to 18% of their salary in any one year, subject to a regulatory limit.
The Company contributes 3% of an employee’s salary subject to regulatory limits. Employees are vested in the Company’s contributions after 30 days of employment.
Expenses recorded in respect of the defined contribution retirement plan in the U.S for the years ended December 31, 2006, 2007 and 2008 are, $603, $604 and $596 respectively.

Note 11 — Share Capital
A. Ordinary shares
All of the issued and outstanding Ordinary Shares of the Company are authorized, issued and fully paid. The Ordinary Shares of the Company are not redeemable and have no preemptive rights. The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by the Company’s memorandum or articles of association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of Ordinary Shares.
B. Employees’ and non employees’ stock options
In 2003, the Company adopted a stock option plan for directors, employees and consultants. The 2003 Plan replaced and superseded previous option plans adopted by the Company in 1998 and 2000. Under these plans, the Board of Directors (or a compensation committee appointed by the board) (the “Board”) has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants. Each option entitles the holder to purchase one Ordinary Share of par value of NIS 0.05 and expires after 10 years from the date of grant. The company has reserved for issuance a total of 2,500,000 ordinary shares under the plan. As of December 31, 2008, 409,271 options out of this plan had not been granted.
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
In 2006, the Company adopted the 2006 Equity Incentive Plan (“the Plan”) permitting the grant of equity awards, including options and restricted stock of the Company, to eligible employees, directors and consultants of the Company and its subsidiaries. The Plan is administered by the Company’s Board of Directors and Compensation and Nominating Committee. The Plan contains provisions concerning the vesting, price, exercise and other terms of awards; however, the Compensation and Nominating Committee has authority to grant awards under different terms at its discretion. The Company has reserved for issuance a total of 4,000,000 Ordinary Shares under the Plan. As of December 31, 2008 there were 2,991,587 options outstanding under this plan, and 106,000 shares of restricted stock issued and outstanding under this plan.

Note 11 — Share Capital (cont’d)
B. Employees’ and non employees’ stock options (cont’d)
Equity awards under this plan must be granted at no less than the fair market value of the Company’s ordinary shares on the date of the grant and the term of the awards may not exceed ten years. The Company’s current policy is that options granted under the Plan expire five years following the date of the grant.
Generally, where a grant of an award under the plan is the first grant of equity to an employee or consultant, 50% of the award is exercisable on the second anniversary of the date of grant, and 25% becomes exercisable on each of the third and fourth anniversaries of the date of the grant. In cases of subsequent grants, awards vest in four equal installments beginning with the first anniversary of the grant. To the extent the awards have vested, they may be exercised in whole or in part from time to time until their expiration as long as the recipient is providing services to the Company.
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

Note 11 — Share Capital (cont’d)
B. Employees’ and non employees’ stock options (cont’d)
The fair value of options granted during the years ended December 31, 2007 and 2008 was estimated on the date of grant using the Black — Scholes model, with the following assumptions:
1.	Dividend yield of zero percent.
2.	Risk free average interest rate of 4.75% and 2.59% for the years ended December 31, 2007 and 2008, respectively, which represents the risk free rate of US$ zero - coupon U.S Government Bonds.
3.
Weighted average expected life of 3.75 and 3.41 years for the years ended December 31, 2007 and 2008, respectively, which represents the period for which the options granted are expected to be outstanding.

The expected life of the options granted to employees and directors, is calculated based on the Simplified Method as allowed under Staff Accounting Bulletin No. 110, giving consideration to the contractual term of the options and their vesting schedules.
4.
Expected average volatility of 43.17% and 35.06% for the years ended December 31, 2007 and 2008 respectively, which represents a weighted average standard deviation rate for the price of the Company’s Ordinary Shares in the NASDAQ National Market.

The following table summarizes information relating to stock options for Ordinary Shares outstanding and exercisable, as of December 31, 2007 and 2008:

	Options outstanding
		Weighted average
	Number outstanding at	remaining
Exercise price	December 31, 2008	contractual life (in years)

$1 - $10	488,217	2.95
$10.01-$20	2,542,100	3.87
$20.01-$30	2,275,006	3.84
$30.01-$40	500,816	5.90

	5,806,139

	Options outstanding
		Weighted average
	Number outstanding at	remaining
Exercise price	December 31, 2007	contractual life (in years)

$1 - $10	438,217	3.73
$10.01-$20	1,687,900	4.64
$20.01-$30	2,308,687	4.81
$30.01-$40	499,066	6.90

	4,933,870

Note 11 — Share Capital (cont’d)
B. Employees’ and non employees’ stock options (cont’d)
The stock option activity under the Plans is as follows:

		Weighted average	Weighted average
	Number of shares	exercise price	grant date fair value

Balance at December 31, 2006	4,114,604
Granted	1,453,392	$26.08	$10.22
Forfeited	(44,864)	24.40	12.26
Exercised	(589,262)	7.26	5.12

Balance at December 31, 2007	4,933,870

Balance at December 31, 2007	4,933,870
Granted	990,350	$15.91	$4.98
Forfeited	(102,081)	20.79	8.69
Exercised	(16,000)	15.73	7.91

Balance at December 31, 2008	5,806,139

The following table summarizes information relating to non-vested stock options for Ordinary Shares as of December 31, 2008 and related changes during the year ended December 31, 2008:

		Weighted average grant
Non-vested options	Number of Shares	date fair value

Balance at January 1, 2008	2,202,466	$9.18
Granted	988,850	4.96
Vested	(577,545)	8.71
Forfeited	(93,395)	8.58

Balance at December 31, 2008	2,520,376	$8.20

As of December 31, 2008, unrecognized compensation costs related to non-vested options aggregated $12,265 to be recognized over a weighted average period of 1.54 years.
The aggregate intrinsic value of options outstanding as of December 31, 2007 and 2008 is $1,344 and $22,442, respectively. The aggregate intrinsic value of options excisable as of December 31, 2008 and 2007, is $1,297 and $19,293, respectively.
The total intrinsic value of options exercised during the year ended December 31, 2008 and 2007, is $45 and $11,039, respectively.
On May 30, 2006, the Company issued 100,000 restricted shares to its CEO. The restricted shares will vest in four installments over a period of four years, beginning on May 30, 2007. On June 15, 2007 the Company issued 6,000 restricted shares to another one of its officers. These restricted shares will vest in three installments over a period of four years, beginning on June 15, 2009. The fair value of the restricted shares as of the date of issue is being amortized over the vesting period. Unrecognized compensation costs related to the restricted shares, as of December 31, 2007 and 2008, to be recognized over 3.4 and 2.4 years were $1,211 and $725 respectively, and compensation expenses of $466 and $486 were recognized for the years ended December, 31 2007 and 2008, respectively.

Note 11 — Share Capital (cont’d)
B. Employees’ and non employees’ stock options (cont’d)
The following table summarizes the allocation of the stock-based compensation charge for both employee and non-employee stock option grants:

	Year ended December 31,
	2008	2007	2006

Research and development costs	$307	$406	$569
Selling and marketing expenses	1,756	1,889	1,839
General and administrative expenses	4,855	3,356	2,805

	$6,918	$5,651	$5,213

Note 12 — Revenues
A. Revenues by activities

	Year ended December 31,
	2008	2007	2006

Workstations and recorders	$14,523	$15,267	$14,104
PillCam SB capsule	103,005	90,614	76,360
PillCam ESO capsule	1,213	1,012	1,438
PillCam Colon capsule	1,465	1,106	—
Patency capsules and scanners	662	523	353
Bravo pH monitoring products	884	—	—
Services	3,356	4,346	2,774

	$125,108	$112,868	$95,029

B. Revenues by geographic areas

	Year ended December 31,
	2008	2007	2006

Americas	$75,609	$73,849	$67,648
Europe, Middle East and Asia	34,908	27,299	21,642
Asia Pacific	14,591	11,720	5,739

	$125,108	$112,868	$95,029

Note 13 — Financial Income, net

	Year ended December 31,
	2008	2007	2006

Currency gains, net	$1,504	$1,456	$778
Interest income	753	1,069	1,639
Income from marketable securities	2,115	3,109	1,849
Other	(368)	(114)	(286)

	$4,004	$5,520	$3,980

The Company uses forward contracts and option strategies to manage its foreign exchange rate exposures. Contracts with notional amounts of $43.1 million and $42.5 million and with estimated fair values that totaled $520 thousand and $480 thousand at December 31, 2008 and 2007, respectively, were not designated as hedging instruments for accounting purposes. The change in fair value of these contracts of $1,073 thousand, $496 thousand and $(19) thousand for the years ended December 31, 2008, 2007 and 2006, respectively, have been recognized in financial income, net. The periodic net cash (receipts) settlements totaled $45 thousand, $(600) thousand and $262 for the years ended December 31, 2008, 2007 and 2006, respectively. These amounts have been recorded as reductions or additions to financial income, net, in those years.
Note 14 — Taxes on Income
A. Company
(1)
Israeli income tax is computed on the basis of the Company’s results in New Israeli Shekels (“NIS”) determined for statutory purposes. Until 2007, the Company was assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits. Starting January 1, 2008, this law was postponed and most of its provisions are not applicable for the 2008 taxable income.

Pursuant to the Encouragement Capital Investments Law -1959 (the “Law”), the Company was awarded “Approved Enterprise” status under the government alternative benefits track beginning in 1999. The program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which the Company will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an Approved Enterprise, and reduced tax rates on dividends originating from this income.
Under the alternative benefits track, the income derived from an Approved Enterprise will be exempt from tax for a ten-year period, commencing on the date that taxable income is first generated by the Approved Enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received).
Dividend distributions originating from income of an Approved Enterprise will be subject to a withholding tax at the shareholders level at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.
In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the Approved Enterprise, and on which the Company received a tax exemption, the distribution is subject to corporate taxes at rates varying from 10% — 25% depending on the percentage of foreign investment holding in the Company as defined by the Law.
If the Company derives income from sources other than the Approved Enterprise during the relevant period of benefits, such income will be taxable at regular corporate tax rates (see (4) below).

Note 14 — Taxes on Income (cont’d)
A. Company (cont’d)
Additional provisions of the 2005 amendment to the Encouragement of Capital Investments Law — 1959 which apply to the Company are as follows:
a.
Companies that meet the criteria of the Alternative Path of tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Companies will be required to notify the Israeli Income Tax Authorities regarding the implementation of the Alternative Path. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

b.	Tax benefits of the Alternative Path include lower tax rates or zero tax depending on the investment zone and the path chosen, lower tax rates on dividends and accelerated depreciation.
c.	In order to receive benefits in the Grant Path or the Alternative Path, the Industrial Enterprise must contribute to the economic independence of Israel’s economy in one of the following ways:
1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;
2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;
3.	25% or more of its revenues are derived from a specific foreign market of at least 12 million residents.
The amendments to the Law do not apply retroactively for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendments should not impact an existing Approved Enterprise, which received prior written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits may be as early as 2004.
(2)
As of December 31, 2008, the Company has net operating loss carryforwards in Israel of approximately $4,400 and $10,000 which are available to offset future regular taxable income and taxable capital gains respectively for indefinite period.

(3)	As explained above, the Israeli Company is exempt from tax for a ten-year period. Therefore, the Israeli Company has not recorded deferred tax assets and liabilities.
(4)
In 2005 tax legislation was passed in Israel which provided a gradual reduction in the corporate tax rate as follows: 2006 — 31%, 2007 — 29%, 2008 — 27%, 2009 — 26% and from 2010 onward 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, capital gains will also be subject to tax of 25%.

Note 14 — Taxes on Income (cont’d)
B. Foreign subsidiaries
At December 31, 2008, all of the Company’s subsidiaries had local, federal and state accumulated net operating loss carryforwards of approximately $39,800. Federal state and tax loss carryforwards in the U.S subsidiary, totaling approximately $10,500 will expire through 2023. Operating loss carryforwards in the Japanese subsidiary, totaling approximately $16,400 will expire through 2015. Operating loss carryforwards in the German, French and Australian subsidiaries amounted to approximately $8,100, $4,200 and $600, respectively, can be carried forward indefinitely.
C. Profit (loss) before tax and income tax benefit (expense) included in the consolidated statements of operations

	Year ended December 31
	2008	2007	2006

Profit (loss) before taxes on income and minority share:
Israel	$2,536	$13,438	$3,459
Foreign jurisdiction	(367)	4,792	(6,174)

	$2,169	$18,230	$(2,715)

Current taxes:
Israel	$(286)	$(3,669)	$(200)
Foreign jurisdiction	208	(855)	(82)

	$(78)	$(4,524)	$(282)

Deferred taxes:
Israel	$—	$—	$—
Foreign jurisdiction	$(172)	(24)	155

	$(172)	$(24)	$155

Income tax expense	$(250)	$(4,548)	$(127)

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
Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Note 14 — Taxes on Income (cont’d)
D. Deferred taxes (cont’d)
The tax effects of significant items comprising the Company’s deferred taxes:

	December 31
	2008	2007

Tax loss carryforwards of subsidiaries	$11,076	$7,636
Other timing differences	1,109	2,397

Total gross deferred tax assets	12,185	10,003
Valuation allowance	(11,007)	(8,683)

Net deferred tax asset	$1,178	$1,350

The Company adjusted the footnote presentation of its 2007 deferred tax asset and its related valuation allowance and reserve for unrecognized tax benefits to conform to the presentation in 2008. This adjustment had no impact on any line items within the balance sheet, statement of operations or statement of cash flows (see also 14 F below).
The net changes in the total valuation allowance for the years ended December 31, 2006, 2007 and 2008 are $789, $1,446 and $2,324 respectively.
E. Reconciliation of the statutory tax benefit (expense) to actual income tax benefit (expense)

	Year ended December 31,
	2008	2007	2006

Profit (loss) before taxes on income and minority share	$2,169	$18,230	$(2,715)
Tax rate	0%	0%	0%

Computed expected tax	—	—	—
Increase in unrecognized tax benefits	(320)	(2,901)	—
Permanent difference related to share based compensation expenses and Other	2,034	1,256	(200)
Change in valuation allowance	(2,324)	(1,446)	(789)
Foreign tax rate differential	360	(1,457)	862

Income tax expense	$(250)	$(4,548)	$127)

Note 14 — Taxes on Income (cont’d)
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
The German tax authorities commenced an examination of the Company’s subsidiary income tax returns in Germany for the years 2001 through 2004 that is anticipated to be completed by the end of 2009. The Company believes that this tax audit will be finalized with a tax adjustment to previously filed tax returns as reflected in the reserve for unrecognized tax benefits.
The Israeli tax authorities commenced an examination of the Company’s income tax returns in Israel for the years 2004 through 2007 that is anticipated to be completed by the end of 2009. The Company expects that as a result of the tax audit, it is more likely than not that its net operating loss carryforwards in Israel will be adjusted. This adjustment may cause the Company to amend its 2004 through 2007 tax filings which may affect the commencement date of benefits provided under the Approved Enterprise as will be agreed with the tax authorities.
As discussed in 14 D above, due to uncertain tax position affecting the total tax loss carryforward in one of the Company’s subsidiaries, the Company adjusted the footnote presentation of its December 31, 2007 reserve for unrecognized tax benefits to conform to the presentation in 2008. This adjustment included in table below had no impact on any line items within the balance sheet, statement of operations or statement of cash flows
A reconciliation of the beginning and ending amount of unrecognized tax benefits based on the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, is as follows:

	2008	2007

Balance at January 1	$6,771	3,870
Additions based on tax positions related to the current year	180	2,901
Additions for tax positions of prior years	140	—
Reductions for tax positions of prior years	—	—
Settlements	—	—

Balance at December 31	$7,091	6,771

Unrecognized tax benefits in the amount of $7,091, if recognized, would affect the effective tax rate of the Company.
During the year ended December 31, 2007 and 2008 the Company recorded approximately $99 and $415 in interest relating to unrecognized tax benefits in the consolidated statements of operations and accrued $99 and $514 in the balance sheets as of December 31, 2007 and 2008, respectively.

Note 15 — Fair Value of Financial Instruments
The Company’s financial instruments include mainly cash and cash equivalents, accounts receivable, deposits, assets held for severance benefits, marketable securities and accounts payable. The carrying amounts of these financial instruments approximate their fair value.
Note 16 — Acquisition and Investment
A. Acquisition of Bravo pH monitoring business
In December 2008, the Company acquired the Bravo pH monitoring business from Medtronic, Inc. (“Medtronic”) for $20,000 in cash. For accounting purposes, the transaction was valued at $ 20,501 (including transaction costs of $501).
Medtronic will supply the Bravo system to the Company during a 12-month transition period ending December 8, 2009. The acquired Bravo business consists of intangible assets related to the core technology of the business, manufacturing equipment, customer relationships, in-process research and development, shares in a wholly owned subsidiary of Medtronic holding a number of intellectual property assets and goodwill. A small percentage of the purchase price has been put in escrow and its payment is contingent upon Medtronic completing on schedule the development of a new capsule delivery system already underway. Additional small percentage of the purchase price has been put in escrow to secure Medtronic’s indemnity obligations under the acquisition agreement. During the transition period (until December 2009), the Company intends to complete the transition of the Bravo system manufacturing operations to Israel.
During the 12 month transition period, Medtronic will continue to supply the Bravo products to the Company. The Company has agreed to purchase a minimum number of units of the Bravo capsule, and delivery systems at an agreed upon price, and a number of notebook computers, including proprietary software required to interpret the pH test results, also at an agreed upon price. The Company also assumed Medtronic’s commitment to suppliers in the amount of approximately $579, mostly related to open purchase orders from third party suppliers for components of the Bravo system.
The Bravo system is the only wireless, catheter-free pH test for GERD. The Bravo system uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. The Company intends to market the Bravo system through its direct sales force and distribution chain through out the world . Currently, the Bravo business is primarily focused on the market in the United States.
The acquisition was accounted for by the purchase method. The results of operations of the Bravo business were included in the consolidated financial statements of the Company commencing December 2008. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired according to a valuation performed by a third party.

Note 16 — Acquisition and Investment (cont’d)
A. Acquisition of Bravo pH monitoring business (Cont’d)
The following table summarizes the estimated fair values of the assets acquired:

Property, plant and equipment	$250
Identifiable intangible assets:
Patents of core technology	5,000
Customer relationships	1,800
Trademarks and trade name	1,400
In-process research and development	4,700
Goodwill	3,510

Total assets acquired	16,660

Prepayments for inventory supply and future R&D services	3,841

Purchase price allocated (including transaction costs of $501)	$20,501

An amount of $4,700 of the purchase price was allocated to the estimated fair value of purchased in-process research and development, which, as of the closing date of the acquisition, had not reached technological feasibility and had no alternative future use, and, in accordance with US GAAP, was charged to operating expenses upon acquisition.
Identifiable intangible assets, including purchased in-process research and development, were valued utilizing a forecast of expected cash inflows (including adjustments, as appropriate, for regulatory and commercial risks), cash outflows and contributory charges for economic returns on tangible and intangible assets employed.
The purchase price allocated to patents of the existing core technology, customer relationships, trade names and trademarks is being amortized using the straight line method over a period of 8 years to 20 years, which approximate their expected useful lives.
B. Investment in the Japanese Subsidiary
On January 29, 2008, the Board of Directors of Given Imaging KK (“Given K.K”) approved an additional round of financing of $8 million (in Japanese Yen) with its three existing shareholders. Each shareholder had been asked to invest an amount according to its respective share in Given K.K. The Company and one additional shareholder invested a total $5.2 million, of which the Company’s portion was $4.1 million. The third shareholder declined its option to make an investment. Consequently, the Company’s ownership in Given K.K has increased from its current 51% controlling interest to 56%. As a result, the Company recorded the excess of assets received due to the increase in ownership over the amount invested as goodwill in the amount of approximately $900. Following the annual impairment test as of December 31, 2008, this goodwill was impaired by approximately $300 thousands.

Note 17 — Dividend
On February 10, 2009, the Board of Directors decided to declare and distribute a dividend of $0.54 per share. This dividend was paid on March 11, 2009. In making the decision to pay the dividend, the Board reviewed the Company’s current and projected liquidity, its anticipated operating performance, and its growth strategies. No additional dividends are currently anticipated.
Note 18 — Subsequent Events
On January 20, 2009, the Company announced the expansion of its distribution relationship with Fuji Film. The Company entered a non-exclusive distribution agreement with Fuji Film to market and sell the Company’s products in Japan to customers in the gastroenterology and radiology Market.

NETVISION LTD. AND ITS SUBSIDIARIES
Consolidated Financial Statements
As of December 31, 2008

NETVISION LTD. AND ITS SUBSIDIARIES
Consolidated Financial Statements as of December 31, 2008

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Netvision Ltd.
We have audited the accompanying consolidated balance sheets of Netvision Ltd. and its subsidiaries (“the Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations, the consolidated statements of recognized income and expense and the consolidated statements of cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007 and the results of their operations, consolidated recognized income and expense and cash flows, for each of the years then ended in conformity with International Financial Reporting Standards (“IFRS”) which differ in certain aspects from U.S. generally accepted accounting principles, as described in Note 31 to the consolidated financial statements.
Without qualifying our opinion, we draw attention to the uncertainty that exists as a result of claims and requests to authorize claims as class actions that were filed against the Company and its subsidiaries as mentioned in Note 21 to the consolidated financial statements.

Kost Forer Gabay & Kasierer
A member firm of Ernst & Young Global Limited
Haifa, March 9, 2009

NETVISION LTD.
Consolidated Balance Sheets

		December 31
		2008	2007
	Note	NIS in thousands

Current assets
Cash and cash equivalents	4	230,866	95,515
Short-term deposits	5	—	37,937
Trade receivables, net	6	290,077	245,170
Other receivables	7	42,007	51,671
Inventory of purchased products		6,543	8,616

		569,493	438,909

Non-current assets
Long-term receivables		4,306	2,293
Rights to use lines of communication		229,203	207,173
Fixed assets, net	9	180,443	166,311
Goodwill	10	540,373	540,126
Other intangible assets, net	10	70,337	129,013
Deferred taxes	20	32,714	30,068

		1,057,376	1,074,984

		1,626,869	1,513,893

Current liabilities
Bank credit	11	85,819	32,713
Trade payables	12	216,820	254,560
Other payables	13	112,234	93,482
Current maturities of long-term liabilities	17	3,179	1,710
Current maturities of convertible debentures (Series B)	14	16,556	—

		434,608	382,465

Long-term liabilities
Convertible debentures (Series A)	14	—	72,018
Convertible debentures (Series B)	14	30,344	—
Warrants (Series 1)	15	—	11,573
Deferred income in respect of rights to use lines of communication	16	64,136	67,752
Long-term trade payables	17	5,964	7,711
Employee benefits	19	16,155	14,461

		116,599	173,515

Equity attributable to equity holders of the Company	22
Share capital		30,086	29,641
Share premium		998,556	981,775
Warrants (Series 1)		9,727	—
Convertible feature of debentures (Series B)		8,206	—
Retained earnings (accumulated losses)		29,087	(53,787)

Minority interest		—	284

Total equity		1,075,662	957,913

		1,626,869	1,513,893

March 9, 2009

Date of approval of financial statements	Ami Erel Chairman of the Board of Directors	Richard Hunter Chief Executive Officer	Ofir Sarid Chief Financial Officer
The accompanying notes are an integral part of these consolidated financial statements.

NETVISION LTD.
Consolidated Statements of Operations

		Year ended December 31
		2008	2007
		NIS in thousands
	Note	(Except earnings per share data)

Revenues		1,234,584	1,147,088

Cost of revenues	24A	981,822	1,024,720

Gross profit		252,762	122,368

Selling and marketing expenses	24B	52,108	45,742

General and administrative expenses	24C	75,118	57,061

Impairment of intangible assets		14,143	26,543

Operating profit (loss)		111,393	(*) (6,978)

Financing income	24E	10,733	20,140

Financing expenses	24E	(19,395)	(20,654)

Other income, net	24D	382	39,582

Profit before taxes on income		103,113	32,090

Taxes on income	20	16,359	12,685

Net income		86,754	19,405

Attributable to:
Equity holders of the Company		86,754	19,152
Minority interest		—	253

		86,754	19,405

Earnings per share attributable to the equity holders of the Company (in NIS)	25

Basic earnings per share		2.99	0.75

Diluted earnings per share		2.70	0.16

(*)	The operating loss for the year ended December 31, 2007 includes the effect of merger and reorganization expenses in the amount of NIS 33.5 million.
The accompanying notes are an integral part of these consolidated financial statements.

NETVISION LTD.
Consolidated Statements of Recognized Income and Expense

	Year ended December 31
	2008	2007
	NIS in thousands

Defined benefit plan actuarial losses, net	8,746	—

Total expenses recognized directly in equity	8,746	—

Net income	86,754	19,405

Total recognized income	78,008	19,405

Attributable to:
Equity holders of the Company	78,008	19,152
Minority interest	—	253

	78,008	19,405

The accompanying notes are an integral part of these consolidated financial statements.

NETVISION LTD.
Statements of Changes in Shareholders’ Equity

		Attributable to equity holders of the Company
					Convertible	Retained
					feature of	earnings
	Number	Share	Share	Options	debentures	(accumulated		Minority	Total
	of shares	capital	premium	(Series 1)	(Series B)	loss)	Total	interest	equity
		NIS in thousands

Balance as of January 1, 2008	28,758,986	29,641	981,775	—	—	(53,787)	957,629	284	957,913
Amortization of Stock-based compensation	—	—	—	—	—	7,066	7,066	—	7,066
Equity component of convertible debentures (see Note 14C)	—	—	—	—	9,574	—	9,574	—	9,574
Conversion of debentures into shares	293,335	293	11,559	—	(1,368)	—	10,484	—	10,484
Classification of liability in respect of options (Series 1) (see Note 15)	—	—	—	9,971	—	—	9,971	—	9,971
Exercise of share options (Series 1)	21,751	22	949	(244)	—	—	727	—	727
Exercise of employee share options	129,248	130	4,273	—	—	(2,200)	2,203	—	2,203
Classification of minority interest to goodwill in respect of put option to minority in subsidiary	—	—	—	—	—	—	—	(284)	(284)
Defined benefit plan actuarial losses, net	—	—	—	—	—	(8,746)	(8,746)	—	(8,746)
Net income	—	—	—	—	—	86,754	86,754	—	86,754

Balance as of December 31, 2008	29,203,320	30,086	998,556	9,727	8,206	29,087	1,075,662	—	1,075,662

Balance as of January 1, 2007	12,759,149	13,640	157,437	—	—	(74,908)	96,169	—	96,169

Issuance of share capital (net of issuance expenses)	14,812,887	14,813	784,014	—	—	—	798,827	—	798,827
Change in holding rate of subsidiary	—	—	—	—	—	—	—	31	31
Amortization of Stock-based compensation	—	—	—	—	—	5,003	5,003	—	5,003
Conversion of debentures into shares	545,389	545	26,650	—	—	—	27,195	—	27,195
Exercise of share options (Series 1)	9,755	10	508	—	—	—	518	—	518
Exercise of employee share options	631,806	633	13,166	—	—	(3,034)	10,765	—	10,765
Net income	—	—	—	—	—	19,152	19,152	253	19,405

Balance as of December 31, 2007	28,758,986	29,641	981,775	—	—	(53,787)	957,629	284	957,913

The accompanying notes are an integral part of these consolidated financial statements.

NETVISION LTD.
Consolidated Statements of Cash Flows

	Year ended December 31
	2008	2007
	NIS in thousands

Cash flows from operating activities
Net income	86,754	19,405
Adjustments to reconcile net income to net cash flows from operating activities (A)	56,670	110,065

Net cash from operating activities	143,424	129,470

Cash flows from investing activities
Purchase of fixed assets	(72,309)	(60,643)
Purchase of intangible assets	(6,228)	(4,281)
Cash from purchase of companies consolidated for the first time (B)	—	7,330
Cash used to purchase operation consolidated for the first time (C)	(23,300)	—
Proceeds from sale of marketable securities and short-term deposits	37,514	39,758
Proceeds from sale of investment in former subsidiary (D)	213	4,262

Net cash used in investing activities	(64,110)	(13,574)

Cash flows from financing activities
Issuance of share capital (net of issuance expenses)	—	112,489
Exercise of options and employee options	2,930	11,089
Repayment of short-term shareholders’ loans	—	(18,866)
Short-term bank credit, net	53,107	(128,670)

Net cash from (used in) financing activities	56,037	(23,958)

Increase in cash and cash equivalents	135,351	91,938

Balance of cash and cash equivalents at the beginning of the year	95,515	3,577

Balance of cash and cash equivalents at the end of the year	230,866	95,515

The accompanying notes are an integral part of these consolidated financial statements.

NETVISION LTD.
Consolidated Statements of Cash Flows

	Year ended December 31
	2008	2007
	NIS in thousands

A. Adjustments to reconcile net income to net cash flows from operating activities

Income and expenses not involving cash flows:
Depreciation and amortization	130,694	182,880
Amortization of Stock-based compensation	7,066	3,227
Revaluation (erosion) of short-term deposits	423	(135)
Increase in convertible debentures (Series A) presented at market value through profit or loss	(5,151)	(10,586)
Amortization of discount on convertible debentures (Series B)	91	—
Increase in value of options (Series 1), net	(1,602)	(5,706)
Decrease in liabilities for employee benefits, net	(7,052)	(423)
Decrease in deferred taxes	15,079	5,882
Decrease in value of intangible assets	14,143	26,543
Decrease in value of inventory	—	1,561
Capital gain	(382)	(42,112)

	153,309	161,131

Changes in asset and liability items:
Increase in trade receivables	(45,159)	(14,753)
Decrease in other receivables	1,628	6,682
Decrease (increase) in inventory of purchased products	2,073	(196)
Decrease in trade payables	(35,624)	(11,504)
Increase in other payables	17,790	558
Increase in long-term receivables	(2,013)	(1,340)
Increase (decrease) in long-term trade payables	(278)	4,615
Payment for rights to use lines of communication	(38,001)	(40,441)
Exercise of rights to lines of communication	6,561	971
Increase (decrease) in deferred income in respect of sale of rights to use lines of communication	(3,616)	4,342

	(96,639)	(51,066)

	56,670	110,065

The accompanying notes are an integral part of these consolidated financial statements.

NETVISION LTD.
Consolidated Statements of Cash Flows

	Year ended December 31
	2008	2007
	NIS in thousands

B. Cash from purchase of companies consolidated for the first time

Assets and liabilities of the subsidiaries at the date of purchase:
Working capital (excluding cash and cash equivalents)	—	216,935
Fixed assets, net	—	(114,491)
Intangible assets, net	—	(722,936)
Long-term receivables	—	(145,350)
Long-term liabilities	—	85,058
Benefit in respect of options to employees of Barak	—	1,776
Value of issued shares	—	686,338

	—	7,330

C. Cash used to purchase operation consolidated for the first time (see Note 3)

Assets and liabilities of the consolidated operation at the date of purchase:
Working capital (excluding cash and cash equivalents)	198	—
Fixed assets	(1,059)	—
Intangible assets	(22,439)	—

	(23,300)	—

D. Proceeds from sale of investment in former subsidiaries

Assets and liabilities of the subsidiaries at the date of sale:
Working capital (excluding cash and cash equivalents)	(169)	(11,226)
Fixed assets	—	1,030
Long-term liabilities	—	(438)
Minority interest	—	30
Other assets	—	(27,246)
Capital gain	382	42,112

	213	4,262

The accompanying notes are an integral part of these consolidated financial statements.

NETVISION LTD.
Consolidated Statements of Cash Flows

	Year ended December 31
	2008	2007
	NIS in thousands

E. Material non-cash transactions

Conversion of debentures into shares	10,484	27,195

Purchase of fixed assets on credit	(23,984)	(25,049)

Classification of equity component of debentures convertible into equity	9,574	—

Classification of receipts on account of options (Series 1) from liabilities to equity	9,971	—

Classification of receipts on account of exercised options	—	194

F. Additional information on cash flows

Cash paid during the period in respect of:

Interest	4,355	7,993

Taxes on income	550	6,527

Cash received during the period in respect of:

Interest	3,980	3,827

The accompanying notes are an integral part of these consolidated financial statements.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 1 — General
a.	General description of the Group and its activity
Netvision Ltd. (hereinafter: “the Company” or “Netvision”), together with its subsidiaries, under its full or partial ownership, whose financial statements are consolidated with those of the Company (hereinafter: “the Group”) are engaged in various areas of operations in the communications industry.
Netvision was established and incorporated in Israel as a private company on January 31, 1994. On May 11, 2005, Netvision became a public company and from that date its shares are traded on the Tel Aviv Stock Exchange (hereinafter: “TASE”).
On January 25, 2007 the Company completed the transaction in which it purchased the entire issued and paid-in share capital of 013 Netvision Ltd. (formerly Barak I.T.C. (1995) — The International Telecommunication Services Corp. Ltd., hereinafter — “013 Netvision”) and of 013 Netvision Managed Communication Services Ltd. (formerly Globecall Communication Ltd., hereinafter — “013 Netvision MCS”).
As of August 1, 2007, all of Netvision’s activities in the area of internet and international telephony services were concentrated in the subsidiary 013 Netvision. In view of the aforesaid, the assets and liabilities of the Company connected to this activity, as well as its direct and indirect holdings in 013 Netvision MCS were transferred to 013 Netvision.
The Group is a principal supplier of communication services in Israel. The Group is engaged in three main areas of operations, which are reported as business segments in its consolidated financial statements (“core activities”):
(1)	Internet Services (ISP)

(2)	Telephony services

(3)	Managed services (network endpoint, national operator and conference call bridge)
In addition, the Company has a 50%-holding in Nana 10 Ltd. (hereinafter — “Nana 10”), which operates the electronic content and commerce portal “Nana 10” and “Nana Shops” and a 53.4% holding in Netwise Applications Ltd. (hereinafter: “Netwise”), which is engaged in the development of internet applications. These activities are presented as one separate segment.
The addresses of the Company’s registered offices are as follows:
Haifa — Omega Center, Matam, Haifa, 31905.
Rosh Ha’ayin — 15 Hamelacha St., Afek Park, Rosh Ha’ayin, 48091.
b.	Significant events during and subsequent to the reported period
1.	Agreement with Med Nautilus
On April 2, 2008, 013 Netvision entered into an agreement with Med-Nautilus by which 013 Netvision will be able to acquire irrevocable user-rights in international capacity operated by Med-Nautilus and to use it until May 1, 2017 (hereinafter — the Med-Nautilus agreement).

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 1 — General (cont.)
b.	Significant events during and subsequent to the reported period (cont.)
1.	Agreement with Med Nautilus (cont.)
In accordance with the provisions of the Med-Nautilus agreement, the cost of acquiring the entire capacity will amount to $ 67 million over a period of nine years, and will be paid in accordance with the rate of line usage. Annual maintenance fees will also be paid in respect of each unit of capacity that is operated. For further details see Note 2n, Note 21c(3) and Note 27g(3) of the financial statements.
2.	The HOT transaction
On May 4, 2008 Bank Leumi Le-Israel B.M. (hereinafter — Bank Leumi) accepted the offer of the Company and signed an agreement with the Company, by which the Company shall acquire all the shares of HOT that are owned by Bank Leumi (which on the date of the Company’s offer constituted 15% of the issued share capital of HOT), in consideration of NIS 480 million, which reflects a price per share of NIS 42.21 (hereinafter — the HOT share purchase agreement).
Completion of the transaction was made contingent upon non-exercise of the right of refusal regarding purchase of the shares by the shareholders entitled to do so, and upon the receipt of the approvals required by law for the purchase of the shares.
On October 2, 2008 the Company was notified in writing by the Commissioner of Restrictive Trade Practices that the transaction may restrict competition and therefore constitutes a restrictive arrangement. Accordingly and as a result of the suspending conditions not being fulfilled until the last date that was set for completing the transaction, the Company notified Bank Leumi on October 30, 2008 that it was cancelling the HOT share purchase agreement.
3.	Changes in the terms of the Company’s debentures and options
In the first quarter of 2008 the Company completed arrangements changing the terms of the Company’s Series A debentures and the terms of the Company’s marketable options. For further details, see Notes 14 and 15 of the financial statements.
4.	Employee compensation plan
On February 27, 2008, the Board of Directors of the Company approved an option plan for senior officers of the Company (the CEO of the Company, the Deputy CEO and nine other senior officers), and on May 13, 2008 the Board of Directors approved an adjustment to the option plan that reduced the number of allotted options from 1,165,000 to 1,000,000, on a proportionate and uniform basis for all the offerees. There was no change in the rest of the option plan’s terms (hereinafter together — “the 2008 option plan”).
In accordance with the 2008 option plan, on May 22, 2008 the aforementioned senior officers were allotted, at no cost, 1,000,000 options (non-marketable) of the Company that are exercisable into 1,000,000 ordinary shares of the Company (assuming all the options are fully exercised and subject to adjustments in accordance with the 2008 option plan). The allotment of the ordinary shares deriving from the exercise is subject to the approval of the Tel Aviv Stock Exchange Ltd. (hereinafter — “TASE”).

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 1 — General (cont.)
b.	Significant events during and subsequent to the reported period (cont.)
4.	Employee compensation plan (cont.)
In addition, on May 13, 2008 the Company’s audit committee and Board of Directors approved a compensation plan for managers of the Company that are not senior officers (hereinafter — “medium level managers’ and “the compensation plan”, respectively). The compensation plan replaced the compensation awarded to the medium level managers by means of an option plan and makes it possible to grant a one-time bonus on the condition that they work with the Company three and a half years as from June 2008 (until December 2011) and that they meet certain threshold conditions, including EBITDA objectives, a minimum market price of the Company’s shares and a manager recommendation. A manager who does not meet the minimum threshold will not be entitled to a proportionate part of the bonus specified in the compensation plan.
For further details regarding the option plan and compensation plan, see Notes 19 and 23 to the financial statements.
5.	Purchase of the activities of Veidan Conferencing Solutions, Limited Partnership
On March 11, 2008, after fulfilment of the preconditions, the Group purchased (by means of 013 Netvision MCS) the conference call activities of Veidan in consideration of NIS 23.3 million (hereinafter — “the Veidan purchase transaction”). For further details regarding allocation of the excess cost of acquisition, see Note 10 to the financial statements.
6.	Impairment in intangible assets of Nana 10
The Group reassessed the value of Nana 10 in accordance with IAS 36, “Impairment of Assets”. In accordance with the valuation, the proportionate share of the Company in Nana 10 is estimated to be worth NIS 13.4 million. After comparing this value to the carrying amount of the assets on the books of the Company, the Company recorded in 2008 an impairment NIS 14.1 million, which is presented as “impairment of intangible assets” under operating expenses in the statement of operations.
The impairment in the value of Nana 10 is mainly due to Nana 10 not meeting its revenue and profit forecasts, an increase in operating expenses and the effect of the economic slowdown on its future growth potential. See Note 10 of the financial statements for more details.
7.	Walla Shopmind transaction
On November 19, 2008 a transaction was completed between Nana 10 and Shopmind Ltd. (formerly, Walla Shopmind Ltd.; hereinafter — “Shopmind:), pursuant to which as from December 1, 2008 Shopmind manages and operates the electronic commerce activity of the movables sector on the Nana Shops e-commerce website, is entitled to the rights arising from such activity and bears the debts in its respect (hereinafter — “the Nana Shops transaction”).
See Note 27f(2) to the financial statements for more details regarding the Nana Shops transaction and the amendment to the Nana Shops transaction.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 1 — General (cont.)
b.	Significant events during and subsequent to the reported period (cont.)
8.	Reorganization of the Group’s activity
In 2008 the Group completed the reorganization of its activities following the purchase transaction. As part of these actions, in the first half of 2008 it completed the consolidation of its communication infrastructures (including the billing systems and the CRM systems) and information systems.
Furthermore, as a part of its reorganization, on December 30, 2008 the boards of directors of each of the relevant companies approved as follows: (a) An agreement between Tevel Telecom (wholly owned company) and 013 Netvision, by which Tevel Telecom shall sell and transfer to 013 Netvision all its shares in 013 Netvision MCS (50% of the share capital) in consideration of their par value; (b) A merger agreement, within its meaning in the Companies Law, of 013 Netvision MCS with and into 013 Netvision (hereinafter — “the merger agreement”).
Subsequent to the merger and in addition to the international connectivity and telephony services, 013 Netvision shall also be responsible for the activity of 013 Netvision MCS, for providing network endpoint services and will own a part of the Globecall partnership through which the Group provides national operator services.
As at the date of this report, completion of the reorganization is subject to the approval of the Ministry of Communication.
c.	Definitions
In these financial statements —

The Company	—	Netvision Ltd.

The Group	—	Netvision Ltd. and its investees listed in Note 8.

Subsidiaries	—	Companies in which the Company exercises control (as defined in IAS 27) and whose financial statements are consolidated with those of the Company.

Proportionately consolidated company	—	A company held by a number of parties between which there is a contractual agreement for joint control and whose financial statements are consolidated with those of the Company on a proportionate basis.

Related parties	—	As defined in IAS 24.

Interested parties	—	As defined in the Israeli Securities Regulations (Preparation of Annual Financial Statements) — 1993.

Controlling shareholders	—	As defined in the Israeli Securities Regulations (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder) — 1996.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies
a.	Basis of presentation
The financial statements of the Company have been prepared on the historical cost basis except for certain financial instruments, liabilities for employee benefits and share-based payments, which are measured at fair value.
Basis of preparation
These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs). These standards include:
1.	International Financial Reporting Standards (IFRS).

2.	International Accounting Standards (IAS).

3.	Interpretations to these standards of the International Financial Reporting Interpretations Committee (IFRIC) and interpretations of the Standing Interpretations Committee (SIC).
The financial statements have been prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements) — 1993.
These are the Company’s first IFRS annual financial statements. The Company adopted IFRS for the first time in 2008, and therefore the date of transition to IFRS is January 1, 2007.
Before adopting IFRS, the Company prepared its financial statements in accordance with Israeli GAAP. The Company’s most recent annual financial statements that were prepared in accordance with Israeli GAAP were prepared as at December 31, 2007 and for the year then ended.
See Note 28 for a reconciliation between reporting according to Israeli GAAP and reporting according to IFRS.
Consistent accounting policy and first-time adoption of IFRS
The accounting policies have been applied in these financial statements consistently throughout all the periods presented.
Consolidated financial statements
The consolidated financial statements include the financial statements of companies over which the Company has control (subsidiaries). Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of the controlled company. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
Significant inter-company balances and transactions between the subsidiaries, as well as losses and profits from inter-company transaction have been fully eliminated in the consolidated financial statements.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
a.	Basis of presentation (cont.)
The consolidated financial statements include the financial statements of a jointly controlled entity regarding which the shareholders have a contractual agreement for joint control, and which is consolidated with the financial statements of the Company on a proportionate basis. The Company includes in its consolidated financial statements its proportionate share in the assets, liabilities, income and expenses of the jointly controlled entity together with the appropriate financial statement items. Significant balances and transactions between the Group and the jointly controlled entity, as well as losses and profits from transactions between them are fully eliminated according to the Company’s percentage of holding in the jointly controlled entity.
The financial statements of the Company and the subsidiaries have been prepared as at the same dates and for the same periods. The accounting policies in the financial statements of the subsidiaries have been applied in the same manner and consistently with the accounting policies applied in the financial statements of the Company.
b.	The principal judgments, estimates and assumptions made in the preparation of the financial statements
The judgments
In the process of implementing the significant accounting policies of the Group, management has made the following judgments, which have the most significant effect on the amounts recognized in the financial statements:
Estimates and assumptions
The preparation of the financial statements requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.
Presented hereunder are the principal assumptions that were made in the financial statements with respect to the uncertainty existing as at balance sheet date and the critical estimates that were made by the Group, which significant changes in them may change the values of assets and liabilities in the financial statements in the following year of report:
•	Legal claims
When assessing the possible outcomes of legal claims that were filed against the Company and its investee companies, the companies relied on the opinions of their legal counsels. The opinions of their legal counsels are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims will ultimately be determined by the courts, they may be different from such estimates.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
b.	The principal judgments, estimates and assumptions made in the preparation of the financial statements (cont.)
•	Goodwill impairment
The Group tests goodwill for impairment at least once a year. The test requires from management to estimate the future cash flows expected to be derived from the continuing use of a cash generating unit and also to estimate the appropriate discount rate for these cash flows. See additional information in Note 2p.
•	Deferred tax assets
Deferred tax assets are recognized in respect of carried-forward tax losses and temporary differences, which have not yet been utilized, if it is probable that future taxable profits will be available to offset such losses. Management is required to use judgment in order to determine the amount of the deferred tax assets that can be recognized on the basis of the timing, the expected amount of taxable income and tax planning strategies. See additional information in Note 2q.
•	Pension benefits and other post-employment benefits
The liability in respect of defined benefit post-employment plans is determined using actuarial assessment techniques. Calculation of the liability involves making assumptions regarding, inter alia, discount rates, expected rates of return on assets, future salary increases and employee turnover rates. There is considerable uncertainty regarding these estimates as the plans are long term. See additional information in Note 2s.
•	Development costs
Development costs are capitalized in accordance with the accounting policy specified in Note 2o. In order to determine the amounts that can be capitalized, management estimates the amount of cash flows expected to be derived from the asset, the discount rate and the expected period of benefits.
c.	Functional currency and foreign currency
1.	Functional currency and foreign currency
The financial statements are presented in NIS, which is the Company’s functional currency.
The functional currency is the currency that best represents the economic environment in which the Company operates, is determined separately for each company of the Group and is the basis for measuring the financial position of the Company and its results of operations.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
c.	Functional currency and foreign currency (cont.)
2.	Transactions and liabilities in foreign currency
Transactions denominated in foreign currency (a currency that is not the functional currency) are recorded upon their initial recognition according to the exchange rate at the date of the transaction. Subsequent to initial recognition, monetary assets and liabilities denominated in foreign currency are translated to the functional currency on each balance sheet date according to the exchange rate at that date. Foreign exchange differences are recognized in profit or loss.
3.	Monetary items linked to the Consumer Price Index
Monetary assets and liabilities that according to their contractual terms are linked to changes in the Israeli Consumer Price Index (hereinafter — “CPI”) are adjusted according to the relevant index, on each balance sheet date, in accordance with the terms of the agreement. Linkage differences arising from the said adjustment are recognized in profit or loss.
d.	Cash equivalents
Cash equivalents are considered by the Company as highly liquid investments, which include short-term bank deposits with an original maturity not exceeding three months from the date of investment and are not restricted by a lien.
e.	Short-term deposits
Short-term bank deposits include deposits with an original maturity exceeding three months and less than one year from the date of investment. The deposits are presented in accordance with their terms of deposit.
f.	Provision for doubtful debts
The provision for doubtful debts is determined on a specific basis in respect of debts the collection of which is doubtful in the opinion of Company management. In addition, the Company recognizes a provision in respect of groups of customers that are collectively assessed for impairment on the basis of the credit risk characteristics of the customer groups.
g.	Inventory
Inventory is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business.
Cost of inventory is determined on a first in-first out basis.
The Company periodically examines the condition and age of the inventory and makes provisions for slow-moving inventory accordingly.
h.	Financial instruments
Financial instruments in the scope of IAS 39 are recognized upon their initial recognition according to fair value with the addition of directly attributable transaction costs.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
h.	Financial instruments (cont.)
1.	Financial assets at fair value through profit or loss
Financial assets classified at fair value through profit or loss, which include financial assets held for trading and financial assets designated as such upon initial recognition, are presented at fair value and changes therein are recognized in profit or loss.
Financial assets are classified as held for trading if they were mainly purchased for the purpose of being sold or repurchased in the near future, constitute a part of a portfolio of identified financial instruments managed together in order to obtain profits in the short term, or are a derivative that is not designated as a hedging instrument. Gains or losses from investments held for trading are recognized in profit or loss when incurred.
2.	Financial liabilities at fair value through profit or loss
Financial liabilities classified at fair value through profit or loss include convertible CPI-linked debentures and options that do not have a fixed exercise price and are designated upon their initial recognition to be presented at fair value with changes therein being recognized in profit or loss. See Note 14 regarding changes in the terms of debentures and options.
3.	Loans and receivables
The Group has loans and receivables that are financial instruments (non-derivative) with fixed or determinable payments that are not traded on an active market.
4.	Financial liabilities
Interest bearing loans and credit are initially recognized at fair value less directly attributable transaction costs (such as loan attainment costs). After initial recognition, the interest bearing loans and credit are presented at amortized cost using the effective interest method while taking into consideration directly attributable transaction costs. Gains and losses are recognized in profit or loss when the loan is derecognized and as a result of systematic amortization.
5.	Compound financial instruments
Convertible debentures that were issued in the functional currency of the issuing company (NIS), are unlinked and are not denominated in foreign currency, which include an equity component in respect of the conversion feature and a liability component, are split into an equity component and liability component and each component is presented separately net of the transaction costs attributable to each component. The split is calculated by determining the liability component on the basis of the fair value of a similar liability without a conversion feature. The value of the equity component is the difference between the total proceeds received in respect of the convertible debentures and the amount attributed to the liability component as aforementioned, and is presented accordingly in following periods. Direct transaction cost were allocated between the equity component (net of the tax effect) and the liability component on the basis of the ratio used to allocate the proceeds to the equity and liability components as aforementioned.
After initial recognition the liability component is accounted for as aforementioned with respect to financial liabilities.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
h.	Financial instruments (cont.)
5.	Compound financial instruments (cont.)
When an existing financial liability is replaced by a different liability to the same lender at significantly different terms, or when there is a significant change in the terms of an existing liability, the replacement or change are accounted for as an extinguishment of the original liability and a recognition of the new cost. The difference between the book value of the both aforementioned liabilities is recognized in profit or loss.
i.	Put option to minority shareholders
The minority shareholders of a subsidiary have an option to sell to the Company all their holdings in the subsidiary for a certain period of time. The put option that was issued to the minority shareholders was recorded as a liability, which constitutes a contingent purchase consideration of minority interests, on the basis of the amount that was paid. Revaluation of the liability in respect of the time component is reflected in financing expenses. The Company includes all the profits of the subsidiary in its profits assuming exercise of the put option. Revaluation of the liability in respect of other changes is recognized against goodwill. When the put option expires, the liability and the goodwill will be cancelled against an increase in the minority interest, according to their carrying amount and the balance remaining will be included in profit or loss.
j.	Derivative financial instruments
From time to time the Group holds derivative financial instruments such as foreign currency forward contracts in order to hedge risks deriving from fluctuations in foreign currency exchange rates. These derivative financial instruments are initially recognized at fair value. Attributable transaction costs are recognized in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value. Derivatives are recognized in the balance sheet as assets when they have a positive fair value and as liabilities when they have a negative fair value.
Gains or losses deriving from changes in fair value of derivatives that do not serve for hedging purposes are immediately recognized in profit or loss.
As at December 31, 2008 the Company does not have any open forward positions.
k.	Operating leases
The tests for classifying a lease as a finance lease or as an operating lease are based on the nature of the agreement and they are applied on the date of the agreement in accordance with the rules prescribed in IAS 17.
Lease agreements, in which not all the risks and rewards of ownership over the leased assets are actually transferred, are classified as an operating lease. Initially incurred direct costs are added to the carrying amount of the leased asset and are recognized over the lease period. The lease payments are recognized as an expense in profit or loss on a straight line basis over the lease period.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
l.	Business combinations and goodwill
Business combinations are accounted for by the acquisition method in accordance with IFRS 3. Under this method the assets and liabilities of the acquired business are recognized in accordance with their fair value on the date of acquisition, and all the minority’s interests in the acquired entity are presented according to the minority’s proportionate share in the net fair value of these items.
The purchase consideration is measured according to the fair value of the acquired assets, any issued equity instruments and direct purchase costs.
Goodwill acquired in the framework of a business combination is initially measured as the difference between the cost of acquisition and the Group’s share in the net fair value of the identifiable assets, identifiable liabilities and contingent liabilities of the acquired business. Subsequent to initial recognition, goodwill is measured at cost net of accumulated impairment losses. Goodwill is not systematically amortized. For the purpose of impairment testing, the goodwill is allocated to each of the cash generating units of the Group. See Note 2p regarding impairment test of goodwill.
Upon the disposal of a cash generating unit, the difference between the consideration and the net assets with the addition of cumulative translation differences that were recognized in equity and the unamortized balance of goodwill, is recognized in profit or loss. A gain or loss from the disposal of part of a cash generating unit includes a relative part of the goodwill that is measured according to the relative part of the cash generating unit that was disposed.
m.	Fixed assets
Fixed asset items are presented at cost with the addition of direct purchase costs, less accumulated depreciation and accumulated impairment losses, and do not include current maintenance expenses.
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

%

Communication equipment	15-20	(Mainly 15%)
Computers and peripheral equipment	33
Office furniture and equipment	6-10	(Mainly 6%)
Leasehold improvements	Over the period of the lease	(Mainly 10%)
Depreciation is calculated using the straight-line method in annual instalments considered adequate to write off the assets over the period of their estimated useful life.
Leasehold improvements are amortized by the straight-line method over the estimated useful lives of the assets.
The residual value and useful life of each asset are reviewed at least at the end of each year and changes are accounted for as a change in accounting estimate on a prospective basis. See Note 2p hereunder regarding impairment test of fixed assets.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
m.	Fixed assets (cont.)
The depreciation of assets is discontinued when the asset is classified as held for sale or when the asset is disposed of, whichever occurs earlier. An asset is derecognized from the financial statements upon its sale or when no future economic benefits are expected from the use of the asset. A gain or loss from disposal of an asset (calculated as the difference between the net consideration from disposal and the depreciated cost in the financial statements) is included in profit or loss in the period of disposal of the asset.
n.	Rights to use communication lines
The Group implements IFRIC 4, “Determining Whether an Arrangement Contains a Lease”, which defines criteria for determining at the beginning of the arrangement whether a right to use an asset constitutes a lease arrangement.
Pursuant to IFRIC 4, transactions to purchase irrevocable usage rights in the capacity of underwater cables are accounted for as transactions for the receipt of a service. The amount paid for the rights to use communication lines are amortized on a straight line basis over the period specified in the agreement including the optional period, which constitute the useful life of such capacities.
o.	Intangible assets
Intangible assets acquired separately are measured upon initial recognition at cost with the addition of direct acquisition costs. Intangible assets acquired in business combinations are measured at fair value on the date of acquisition. Subsequent to initial recognition, intangible assets are presented at cost net of accumulated amortization and accumulated impairment losses. Costs of intangible assets developed for internal use, other than capitalized development costs, are recognized in profit or loss when incurred.
In accordance with management’s assessment, the intangible assets have a finite useful life. The assets are amortized over their useful life on the straight-line basis and are tested for impairment when there are signs indicating impairment. The amortization period and amortization method of an intangible asset with a finite useful life are reviewed at least at the end of each year. Changes in the useful life or expected use pattern of the economic benefit expected to be derived from the asset are accounted for as a change in accounting estimate on a prospective basis. The amortization expenses of intangible assets with a finite useful life are recognized in profit or loss.
The useful life of intangible assets is as follows:

Computer programs -	3 years
Customer base -	4 years
Brand -	5 years
Content -	6 years
Licenses
Costs related to the purchase of a licence to operate the telephony sector are amortized using the straight-line method over the estimated period of benefit expected from them. As a result of the merger transaction, the Ministry of Communication decided to cancel the Company’s licence to supply international call services (017 services) and allow the Group to hold only one licence (the licence of 013 Netvision).

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
o.	Intangible assets (cont.)
Research and development costs
Expenditure on research activities is recognized in profit or loss when incurred. Development costs of an intangible asset deriving from a development project or from self development are capitalized if the following can be demonstrated: (1) the completion of the intangible asset is technologically feasible so that it will be available for use or sale; (2) the company has the intention and ability to complete the intangible asset and use it or sell it; (3) the method by which the intangible asset will create future economic benefits; (4) existence of the technical, financial and other resources required in order to complete the intangible asset; (5) the ability to reliably measure the related expenses during its period of development.
The asset is measured at cost and is presented net of accumulated amortization and net of accumulated impairment losses. The amortization of the asset begins when development of the asset has been completed and it is available for use. The asset is amortized over its period of use. During the period of development in which the asset is not ready for use and the amortization period has not yet commenced, it is tested for impairment at the end of each year.
p.	Impairment of non-financial assets
The carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication of impairment when as a result of events or changes in circumstances there are indications that the carrying amount is not recoverable. When the carrying amount of the non-financial assets exceeds their recoverable value, the assets are written-down to their recoverable value. The recoverable amount of an asset is the greater of its net selling price and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the risks specific to the asset. When an asset does not generate independent cash flows a recoverable value is determined for the cash generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.
The unique criteria presented below are used to test impairment of the following specific assets:
1.	Goodwill
The Company tests goodwill for impairment once a year as at December 31, or more frequently if events or changes in circumstances indicate the existence of impairment.
Impairment is determined for goodwill by reviewing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill relates. When the recoverable value of the cash generating unit (or group of cash generating units) is lower than the carrying amount of the cash generating unit (or group of cash generating units) to which the goodwill was allocated, an impairment loss is recognized. Goodwill impairment losses are not reversed.
2.	Development costs capitalized during the development period
Impairment is tested once a year as at December 31, or more frequently if events or changes in circumstances indicate the existence of impairment.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
q.	Taxes on income
Income tax expense comprises current taxes and deferred taxes.
1.	Current taxes
The tax results in respect of current or deferred taxes are recognized in profit or loss. The amount payable in respect of current taxes is determined using tax rates enacted or substantively enacted by the reporting date, and any adjustment to tax payable in respect of previous years.
2.	Deferred taxes
Deferred taxes are computed in respect of temporary differences between the amounts included in the financial statements and the amounts taken into account for tax purposes, except for few exceptions. Changes in deferred taxes that were attributed to subsidiaries in periods prior to their acquisition are recognized against goodwill.
Deferred tax balances are computed at the tax rates that are expected to apply when these taxes are carried to the statement of operations or equity, based on the tax laws enacted or substantively enacted by the reporting date. The amount of the deferred taxes in the statement of operations reflects the changes in the aforementioned balances in the reported year.
In computing deferred taxes, the taxes that would have applied if the investments in investee companies were sold are not taken into account, as long as it is not likely that the investments in the investee companies will be sold in the foreseeable future. Furthermore, deferred taxes in respect of the distribution of dividends by investee companies were not taken into account since the distribution of the dividend does not involve an additional tax liability.
Deferred tax assets net of deferred tax liabilities are presented in the balance sheet as non-current assets. Deferred taxes are offset if there is a legally enforceable right to offset a tax asset and a tax liability and the deferred taxes relate to the same taxable entity and the same tax authority.
r.	Share-based payment transactions
The employees of the Company are entitled to benefits in the form of equity settled share-based payments (hereinafter — “equity settled transactions”). See Note 23.
Equity settled transactions
The cost of equity settled transactions with employees is measured according to the grant date fair value of the equity instruments granted. Fair value is determined using an accepted pricing model, see further details in Note 23.
The cost of equity settled transactions is recognized in profit or loss together with a corresponding increase in equity (retained earnings) over the service period and ends on the date the relevant employees are entitled to the grant (hereinafter — “the vesting period”).

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
r.	Share-based payment transactions (cont.)
The accumulated expense recognized in respect of equity settled transactions on each reporting date until the vesting date reflects the length of the vesting period that has passed and the Group’s best possible estimate of the number of equity instruments that will ultimately vest. The amount debited or credited in the statement of operation reflects the change in the accumulated expense recognized between the beginning and the end of the reported period.
Expenses in respect of grants that ultimately do not vest are not recognized.
When the Company changes the terms of an equity settled grant, an expense is recorded in addition to the original expense that was calculated. An additional expense is recognized in respect of any change that increases the overall fair value of the share-based payment arrangement or provides a benefit to the employee according to the fair value on the date of the change.
The cancellation of an equity settled grant is accounted for as if it had vested at the date of the cancellation, and any as yet unrecognized expenses in respect of the grant are recognized immediately. Nevertheless, if the cancelled grant is replaced by a new grant and is designated as a replacement grant on the date it was granted, the cancelled grant and the new grant will both be accounted for as a change in the original grant as described in the previous paragraph.
s.	Employee benefits
The Group has a number of employee benefit plans:
1.	Short-term employee benefits

Short-term employee benefits include salaries, paid vacation, paid sick leave, recreation and national insurance contributions, and are recognized as an expense as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

2.	Post-employment benefits

The plans are usually financed by deposits with insurance companies and are classified as defined contribution plans and as defined benefit plans.

The Group has defined contribution plans in accordance with Section 14 of the Severance Pay Law, pursuant to which the Group regularly pays amounts without it having a legal or constructive obligation to pay any further amounts even if the amounts accumulated in the fund are not sufficient to pay all the employee benefits related to the employee’s service in the current period and in the past. Deposits with defined contribution plans in respect of severance pay or retirement benefits are recognized as an expense upon the contribution to the plan parallel to the receipt of the services from the employee and no additional provision is required in the financial statements.

Furthermore, the Group has a defined benefit plan for the payment of severance pay in accordance with the Severance Pay Law. According to the law the employees are entitled to receive severance pay upon their dismissal or retirement. The liability for employee severance benefits is presented using the actuarial anticipated eligibility unit.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
s.	Employee benefits (cont.)
2.	Post-employment benefits (cont.)

The actuarial calculation takes into account future wage increments and employee departure rates, and is based on the expected timing of the payment.

The amounts are presented on the basis of discounted future expected cash flows according to the interest rates of Government debentures that have maturity dates approximating the period of the severance pay liability.

In respect of some of its employees the Company regularly deposits amounts in respect of its liabilities for the payment of severance pay in pension funds and insurance companies (hereinafter — the plan assets).

Actuarial gains and losses are recognized directly in equity under retained earnings.

The liability for employee benefits that is presented in the balance sheet represents the present value of the defined benefit obligation less the fair value of the plan assets.
t.	Revenue recognition
Revenues are recognized in the statement of operations when they can be reliably measured, it is expected that economic benefits related to the transaction will flow to the Company, and the costs that have arisen, or that will arise in respect of the transaction can be reliably measured. The revenues are measured at the fair value of the proceeds in the transaction, net of discounts.
Presented hereunder are specific revenue recognition criteria of the Group that have to be fulfilled in order to recognize revenue:
Revenues from services
Revenues from services are recognized according to the percentage of completion of the transaction at the balance sheet date. According to this method, the revenues are recognized in reporting periods in which the services are supplied. In the event that the outcome of the contract cannot be reliably measured, the revenues are recognized only of it is possible to recover the expenses that have been incurred.
Revenues from software transactions
The Company recognizes revenues from the sales of goods in software transactions only after the significant risks and rewards of ownership over the goods have been transferred to the buyer, with a necessary but not sufficient condition being delivery of the software, either physically, electronically, by providing use rights or authorization to make copies. The Company recognizes revenue related to the provision of services from software transactions when the outcome can be estimated reliably, in accordance with the stage of completion of the transaction at balance sheet date.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
t.	Revenue recognition (cont.)
Reporting on revenues on a gross basis or on a net basis
In cases in which the Group operates as an agent or intermediary without bearing the risks and rewards arising from the transaction, its revenues are presented on a net basis. On the other hand, in cases where the Group operates as a principal supplier and bears the risks and rewards arising from the transaction, its revenues are stated on a gross basis.
Customer discounts
Current discounts to customers are included in the financial statements as they are granted and are included in the item of sales.
Discounts to customers that are subject to the customer meeting certain targets, such as a minimum annual amount of purchases (quantitative or monetary), an increase in the volume of purchases compared to prior periods, etc., are included in the financial statements proportionately on the basis of the volume of the customer’s purchases in the reported period that advance it towards meeting the targets, but only if it is anticipated that the targets will be obtained and the amounts of the discounts can be reliably estimated. The estimate of compliance with the targets is based, inter alia, on past experience and the Company’s relationship with the customers and on the anticipated volume of purchases of the customers during the rest of the period.
u.	Earnings per share
Earnings per share is calculated by dividing the net income attributable to the Company’s shareholders with the weighted average number of ordinary shares outstanding during the period. When calculating basic earnings per share, only shares that are outstanding during the period are included and potential ordinary shares (convertible securities such as convertible debentures, options and employee options) are only included in the computation of the diluted earnings per share if their effect dilutes the earnings per share as a result of their conversion lowering the earnings per share or raising the loss per share from continuing operations. In addition, potential ordinary shares that have been converted during the period are included in the diluted earnings per share only up to the date of conversion, and from that date, they are included in the basic earnings per share. The Company’s share in the earnings of investee companies is calculated according to its portion in the earnings per share of such investee companies multiplied by the number of shares held by the Company.
v.	Provisions
A provision is recognized in accordance with IAS 37 if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money, and in certain cases, even the risks specific to the liability.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
v.	Provisions (cont.)
Presented hereunder are the types of provisions that were included in the financial statements:
Legal claims
A provision for claims is recognized if, as a result of a past event, the Group has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably. When the value of time is material, the provision is measured at its present value.
Onerous contracts
A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.
w.	Disclosure of new IFRS in the period prior to their implementation
1.	IFRS 8, “Operating Segments”

IFRS 8 (hereinafter — the Standard) discusses operating segments and replaces IAS 14. The Standard shall apply to companies whose securities are listed for trade on a stock exchange or are in the process of being listed. The Standard is effective for annual financial statements for periods beginning on or after January 1, 2009 and early adoption is permitted. The Standard is to be applied retrospectively, by means of restatement, unless the information it requires is not available and cannot practically be located.

The Standards determines that the “management approach” should be used in reporting the financial results of operating segments. The segment information will be the information management uses internally in order to assess segment performance and make decisions on the allocation of resources to the operating segments.

Furthermore, information is to be provided regarding revenues deriving from the products or services of the entity (or from groups of similar products or services), the countries from which the revenues or assets are derived and principal customers, without taking into consideration whether management uses this information in its operating decisions.

In the opinion of the Company, the effect of the new standard on the present presentation of the note on segments will not be material.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
w.	Disclosure of new IFRS in the period prior to their implementation (cont.)
2.	IAS 1 (Revised), “Presentation of Financial Statements”

Revised IAS 1 requires the presentation of an additional statement, a separate “statement of comprehensive income”, which besides the net income taken from the income statement will include all the items that were included directly in equity in the reported period and do not derive from transactions with the shareholders in their capacity as shareholders (other comprehensive income), such as adjustments arising from translating the financial statements of foreign operations, fair value adjustments of available-for-sale financial assets, adjustments to the revaluation reserve of fixed assets, etc., as well as the tax effect of these items which was also included directly in equity, with an appropriate allocation between the Company and the minority interest. Alternatively, items of other comprehensive income can be presented together with the items of the statement of income in a single statement that will be called “statement of comprehensive income” that will replace the income statement, with an appropriate allocation between the Company and the minority interest. Items that were included in equity and which derive from transactions with the shareholders in their capacity as shareholders (such as issuance of capital, distribution of dividend, etc.) will be presented in the statement of changes in shareholders’ equity, as well as the total line that will be transferred from the statement of comprehensive income, with an appropriate allocation between the Company and the minority interest.

The revision also provides that if comparative data was changed as a result of a change in accounting policy that is applied retrospectively, restatement or reclassification, a balance sheet should be presented also for the beginning of the period of the comparative data that were changed.

The revision to IAS 1 shall apply to annul financial statements for periods beginning on or after January 1, 2009 and requires the restatement of comparative data. Early adoption is permitted.

The effect of the revision to IAS 1 will require the Company to provide the aforementioned required disclosure in the financial statements.

3.	IFRS 3 (Revised), “Business Combinations” and IAS 27 (Revised), “Consolidated and Separate Financial Statements”

Revised IFRS 3 and Revised IAS 27 (hereinafter — the Standards) shall apply to financial statements beginning on or after January 1, 2010. Early adoption is permitted for both standards at the same time as from annual financial statements for periods beginning on or after January 1, 2008.

The principal relevant changes that are expected following adoption of the Standards are as follows:
•
IFRS 3 presently provides that goodwill, unlike the other identifiable assets and liabilities of the acquired company, is to be measured as the excess cost of acquisition over the share of the acquiring company in the fair value of the net identifiable assets on the date of acquisition. In accordance with the Standards, for each separate business combination it can be chosen to measure goodwill on the basis of its full fair value and not only according to the acquired portion.

•
A contingent consideration in business combinations shall be measured at fair value and changes in the fair value of the contingent consideration, which are not adjustments in the period of measurement to the cost of acquisition, shall not be recognized concurrently as a goodwill adjustment. The contingent consideration will usually be considered a financial derivative in the scope of IAS 39 which is presented at fair value with changes in it being recognized in profit or loss.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
w.	Disclosure of new IFRS in the period prior to their implementation (cont.)
3.	IFRS 3 (Revised), “Business Combinations” and IAS 27 (Revised), “Consolidated and Separate Financial Statements” (cont.)
•
Direct acquisition costs that are attributed to the business combination transaction are to be recognized in profit or loss as incurred, with the previous requirement to include them as part of the cost of the business combination being cancelled.

•
A transaction with the minority, whether a sale or a purchase, shall be accounted for as a transaction on the equity level, and therefore shall not result in the recognition of any gain or loss or have an effect on the amount of goodwill, respectively.

•
Losses of a subsidiary, even if they create a shareholders’ deficiency for the subsidiary, shall be allocated between the parent company and the minority interest, even if the minority interest is not a guarantor or has no contractual obligation to support the subsidiary or make any additional investment.

•
On the date of loss of control over the subsidiary, the balance of the investment, if any, shall be remeasured to fair value against any gain or loss from the disposal and this fair value will constitute the basis for its cost for purposes of subsequent accounting treatment.

In the opinion of the Company, the Standards are not expected to have a material effect on its financial position, results of operations and cash flows.
4.	IFRS 2 (Revised), “Share-Based Payment”
In accordance with revised IFRS 2 (hereinafter — the revised standard), vesting conditions shall include only service conditions and performance conditions, and the settlement of a grant that includes non-vesting conditions, either by the Company or the counterparty, shall be accounted for by accelerating the vesting and not by forfeiture. The revised standard shall apply retroactively as from financial statements for periods beginning on or after January 1, 2009. Early adoption is permitted.
Vesting conditions include service conditions that require the counterparty to complete the defined service period, as well as performance conditions that require compliance with defined performance targets. Conditions that are not service or performance conditions shall be considered non-vesting conditions and therefore should be taken into consideration when estimating the fair value of the granted instrument.
In the opinion of the Company, the revised standard is not expected to have a material effect on its financial position, results of operations and cash flows.
5.	IAS 16 (Revised), “Property, Plant and Equipment”
In accordance with revised IAS 16, fixed assets that are used for rent and are subsequently sold in the ordinary course of business, shall be classified as inventory on the date they ceased being used for rent, and accordingly the sale will be presented in the statement of income as revenue (gross) and not only as a gain (net). Concurrently, cash expended, as well as cash received, in respect of the investment in such assets will be presented in the statement of cash flows under operating activities and not under investing activities.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
w.	Disclosure of new IFRS in the period prior to their implementation (cont.)
5.	IAS 16 (Revised), “Property, Plant and Equipment” (cont.)
The standard is to be implemented retrospectively as from financial statements for periods beginning on or after January 1, 2009. Early adoption is permitted.
In the opinion of the Company, the revised standard is not expected to have a material effect on its financial position, results of operations and cash flows.
6.	IAS 19 (Revised), “Employee Benefits”
In accordance with the revision to IAS 19, other long-term benefits shall include also employee benefits to which entitlement arises in the short term but their expected date of utilization will take place more than one year from the end of the period in which the benefits were earned, such as benefits in respect of accumulated days of vacation and sick leave that are anticipated to be utilized more than one year after balance sheet date. Therefore, from now on these benefits will be recognized in the financial statements on the basis of an actuarial calculation that takes into consideration future salaries and calculates their present value. The revision will be applied retrospectively as from financial statements for periods beginning on or after January 1, 2009 and early adoption is permitted.
In the opinion of the Company, the revised standard is not expected to have a material effect on its financial position, results of operations and cash flows.
7.	IAS 38 (Revised). “Intangible Assets”
In accordance with the revision to IAS 38, expenses in respect of advertising, marketing or sales promotion activities are to be recognized as an expense on the date the company has access to the advertising products or when the service in respect of these activities is provided to the company. For these purposes, activities of this kind include also the production of catalogues and advertising brochures. Furthermore, the assumption that only rarely, if at all, the amortization of an intangible asset having a finite useful life on the units of production basis is lower than amortization on a straight line basis was cancelled, so that amortization on the basis of units of production will be allowed without the aforementioned restriction. The standard shall be implemented retrospectively as from financial statements for periods beginning on or after January 1, 2009 and early adoption is permitted.
In the opinion of the Company, the revised standard is not expected to have a material effect on its financial position, results of operations and cash flows.
8.	IFRS 1 (Revised), “First-Time Adoption of International Financial Reporting Standards” and IAS 27 (Revised), “consolidated and Separate Financial Statements”
The revised standards added relief to the retrospective implementation of IFRSs in the balance sheet according to IFRS 1 on the date of transition to reporting for the first time in accordance with IFRSs in the separate financial statements (stand-alone financial statements). In accordance with the relief, in addition to the historical cost basis or fair value basis, the cost of an investment in subsidiaries, jointly controlled companies and affiliated companies can be presented in such financial statements also according to deemed cost on the basis of the carrying amount of the investment as it was presented in accordance with previous GAAP, meaning according to the equity method.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 2 — Significant Accounting Policies (cont.)
w.	Disclosure of new IFRS in the period prior to their implementation (cont.)
8.	IFRS 1 (Revised), “First-Time Adoption of International Financial Reporting Standards” and IAS 27 (Revised), “consolidated and Separate Financial Statements” (cont.)
The said election can be made for each separate investment. In addition, a dividend in respect of investments in such companies is to be recognized in the separate financial statements as revenue whether it was distributed in respect of earnings accumulated before acquisition of the investment or after then. The standards shall be implemented in the separate financial statements as aforementioned with a date of transition of January 1, 2008 or later. Early adoption is permitted. Implementation of the standards has no effect on the consolidated financial statements.
9.	IFRIC 13, “Customer Loyalty Programs”
IFRIC 13 (hereinafter — the Interpretation) applies to annual financial statements for periods beginning on or after July 1, 2008, with retrospective implementation to comparative data for prior periods. Early adoption is possible. This Interpretation applies to purchase benefits and customer incentives (such as club credits, award credits, purchase vouchers) that the company provides as part of the sale transaction in order to encourage the customer to make future purchases. Subject to the fulfillment of entitling conditions, the customer can exercise the benefit in the future and receive a product or service, for free or at a discount.
The Interpretation provides that purchase benefits and customer incentives granted to the customer are to be accounted for as a separate component of the related sale transaction. The overall amount of the sale consideration is to be allocated between the incentive that was granted and the other components of the sale (such as the principal product or service). The amount attributed to the incentive shall be determined in accordance with its fair value, which is the amount that could have been obtained from the separate sale of the incentive.
If the company grants the incentive, the amount attributed to the incentive is deferred until it is used. The amount recognized as revenue in respect of granted incentives is determined on the basis of the percentage of incentives that were used during the period from the total amount of the incentives that are expected to be used. If a third party grants the incentive, the selling company has to determine whether it is acting as the principal supplier in the transaction and accordingly should recognize revenue in respect of the incentive on a gross basis, or it is acting as an agent or intermediary for the third party and accordingly should recognize revenue in respect of the incentive on a net basis (the consideration for the incentive less the cost of providing the incentive).
In the opinion of the Company, adoption of the Interpretation is not expected to have a material effect on its financial position, results of operations and cash flows.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 3 — Business Combinations
Acquisition of the activity of Veidan Conferencing Solutions, Limited Partnership
On March 1, 2008, 013 Netvision MCS acquired in cash the activity of Veidan Conferencing Solutions, Limited Partnership (hereinafter — Veidan), which provides conference call services and video conferencing services. This activity is included, as from the date of its acquisition, in the framework of a partnership held by 013 Netvision MCS. The transaction was accounted for by the acquisition method in accordance with IFRS 3.
The financial statements include the consolidation of the operating results of Veidan as from the date of acquisition. The Company allocated the cost of acquisition according to the fair value of the assets and liabilities that were acquired in the business combination.
The fair value of the identified assets and identified liabilities of Veidan’s activity and their balance in the financial statements at the date of acquisition are as follows:

		Balance in the
	Fair	financial
	value	statements
	NIS in thousands

Receivables	84	84
Fixed assets, net	1,059	1,059
Intangible assets	4,759	—

	5,902	1,143

Other payables	282	282

Assets, net	5,620	861

Goodwill created at acquisition	17,680

Total cost of acquisition	23,300

Note 4 — Cash and Cash Equivalents

	December 31
	2008	2007
	NIS in thousands

Cash and call deposits	29,691	16,523
Short-term deposits	201,175	78,992

	230,866	95,515

As at balance sheet date the cash bears current interest based on the interest rates of daily bank deposits (2.35%).
Short-term bank deposits are for periods between one week and three months. The deposits bear interest that is determined in accordance with the period of the deposit (2.6%-3.4%).
See Note 18 for details on linkage bases.

NETVISION LTD.
Notes to the Consolidated Financial Statements
Note 5 — Short-Term Deposits

	December 31
	2008	2007
	NIS in thousands

Bank deposits	—	37,937

See Note 18 for details on linkage bases.
Note 6 — Trade Receivables, Net

	December 31
	2008	2007
	NIS in thousands

Open accounts (1) (2)	229,722	200,843
Deferred income	45,496	36,303
Checks receivable (1)	14,859	8,024

	290,077	245,170

(1) Net of provision for doubtful debts	38,741	35,072

(2) Including trade receivables from interested parties	6,188	10,025

See Note 18 for details on linkage bases.
See Note 27 on the terms of the trade receivables from interested parties.
The debts of customers do not bear interest.
Impairment of trade receivables, the collection of which is doubtful, is accounted for by recording a provision for doubtful debts.
Presented hereunder is the movement in the provision for doubtful debts:

NIS in thousands

Balance as at January 1, 2007	12,475
Companies consolidated for the first time	21,455
Current year provision	10,644
Bad debts that were written-off	(9,502)

Balance as at December 31, 2007	35,072
Current year provision	10,393
Bad debts that were written-off	(6,724)

Balance as at December 31, 2008	38,741

NETVISION LTD.
Notes to the Financial Statements
Note 6 — Trade Receivables, Net (cont.)
Presented hereunder is an analysis of the balance of trade receivables net of the provision for doubtful debts, according to the period they are overdue as compared to balance sheet date:

	Neither past	Past due but not impaired
	due	Up to	30-60	60-90	90-120	More than
	(nor aging)	30 days	days	days	days	120 days	Total
	NIS in thousands

December 31, 2008	239,443	14,845	9,655	5,681	3,229	17,224	290,077

December 31, 2007	187,868	16,561	11,467	7,126	6,115	16,033	245,170

NETVISION LTD.
Notes to the Financial Statements
Note 7 — Other Receivables

	December 31
	2008	2007
	NIS in thousands

Employees (1)	549	246
Cost of rights to use communication lines	24,844	33,072
Prepaid expenses	6,837	8,622
Prepaid advertising expenses	5,909	8,100
Other receivables and debit balances	3,868	1,631

	42,007	51,671

(1)	Balances of employees are linked and bear interest at 4% per annum.

(2)	See Note 18 for details on linkage bases.
Note 8 — Investments in Investee Companies
a.	Summary financial information for proportionately consolidated companies

	December 31
	2008	2007
	NIS in thousands

The Group’s share in the balance sheet of the company according to the rate of ownership as at balance sheet date:

Current assets	5,776	8,284
Non-current assets (*)	13,003	30,052
Current liabilities	(7,336)	(7,174)
Long-term liabilities	(74)	(176)

Net assets	11,369	30,986

(*)	Including cost of acquisition allocated to intangible assets.

	Year ended December 31
	2008	2007 (*)
	NIS in thousands

The Group’s share in the results of operations of the company according to the rate of ownership during the period:

Revenues	13,693	13,622

Operating expenses, net (**)	(46,899)	(22,827)

Operating loss	(33,206)	(9,205)
Financing expenses, net	(631)	(101)

Net loss	(33,837)	(9,306)

(*)	Relates to the period from May 1, 2007, the date the company began operations, until December 31, 2007.

(**)	Including amortization of cost of acquisition that was allocated to intangible assets and impairment losses of intangible assets, as mentioned in Note 10.

NETVISION LTD.
Notes to the Financial Statements
Note 8 — Investments in Investee Companies (cont.)
b.	List of subsidiaries and proportionately consolidated companies

	December 31, 2007 and 2008
	Shares	Shares
	conferring	conferring
	voting	rights to
	rights	profits
	Rate of ownership

Name of company
013 Netvision Ltd.	100%	100%
013 Nevision Managed Communication Services Ltd.	100%	100%
Netwise Applications Ltd.	53.4%	53.4%
Nana 10 Ltd.	50%	50%
Note 9 — Fixed Assets
a.	Composition and movement
2008

		Computers
		and	Office
	Communication	peripheral	furniture and	Leasehold
	equipment	equipment	equipment	improvements	Total
	NIS in thousands

Cost
Balance as at January 1, 2008	504,928	261,320	39,160	46,454	851,862
Additions during the year:
Acquisitions	24,754	31,784	4,308	10,398	71,244
Activity consolidated for the first time	823	—	225	11	1,059

Balance as at December 31, 2008	530,505	293,104	43,693	56,863	924,165

Accumulated depreciation
Balance as at January 1, 2008	412,980	207,440	25,542	39,589	685,551
Additions during the year:
Depreciation	25,636	25,748	3,045	3,742	58,171

Balance as at December 31, 2008	438,616	233,188	28,587	43,331	743,722

Depreciated cost as at December 31, 2008	91,889	59,916	15,106	13,532	180,443

NETVISION LTD.
Notes to the Financial Statements
Note 9 — Fixed Assets (cont.)
a.	Composition and movement (cont.)
2007

		Computers
		and	Office
	Communication	peripheral	furniture and	Leasehold
	equipment	equipment	equipment	improvements	Total
	NIS in thousands

Cost
Balance as at January 1, 2007	132,269	82,826	10,158	10,193	235,446
Additions during the year:
Companies consolidated for the first time	345,794	151,948	24,970	30,763	553,475
Acquisitions	31,120	31,712	4,776	5,828	73,436
Disposals during the year	(4,255)	(5,166)	(744)	(330)	(10,495)

Balance as at December 31, 2007	504,928	261,320	39,160	46,454	851,862

Accumulated depreciation
Balance as at January 1, 2007	93,728	62,471	4,698	4,880	165,777
Additions during the year:
Additions in respect of companies consolidated for the first time	260,610	129,007	18,658	30,709	438,984
Depreciation	60,282	19,991	2,474	4,330	87,077
Disposals during the year	(1,640)	(4,029)	(288)	(330)	(6,287)

Balance as at December 31, 2007	412,980	207,440	25,542	39,589	685,551

Depreciated cost as at December 31, 2007	91,948	53,880	13,618	6,865	166,311

b.	Impairment of fixed assets
In light of the Group’s plan to replace, within a number of years, the technologies used in the switches of business parks with advanced technologies, these switches, which are operated by 013 Netvision MCS, were tested for impairment in accordance with IAS 36. As a result of the testing, an impairment loss on fixed assets in the amount of NIS 14.8 million was recorded in 2007.
Following completion of the merger and the efficiency measures that accompanied it, the Company has consolidated joint infrastructures. As a result, the current depreciation for 2007 includes asset disposals in the amount of NIS 16.6 million.
c.	See Note 21d regarding liens.

NETVISION LTD.
Notes to the Financial Statements
Note 10 — Goodwill and Other Intangible Assets
Composition:

						Rights to
	Cost of					provide
	license for	Software	Customer			communication
	operating	and website	base and			services and
	telephony	development	customer			deferred
	sector	costs	relations	Brand	Content	expenses	Goodwill	Total
	NIS in thousands

Cost
Balance as at January 1, 2007	1,000	5,914	—	—	—	—	5,188	12,102
Companies consolidated for the first time	—	206	141,589	16,698	—	5,118	560,777	724,388
Additions — created internally	—	5,267	—	—	—	—	—	5,267
Additions — purchased separately	—	—	—	—	28,807	62	1,077	29,946
Disposals	—	—	—	—	—	—	(858)	(858)

Balance as at December 31, 2007	1,000	11,387	141,589	16,698	28,807	5,180	566,184	770,845

Additions — created internally	—	6,228	—	—	—	—	—	6,228
Additions — purchased separately	—	—	—	—	—	—	412	412
Activity consolidated for the first time (Note 3)	—	—	4,272	487	—	—	17,680	22,439
Recognition of deferred tax against decrease in goodwill	—	—	—	—	—	—	(17,845)	(17,845)

Balance as at December 31, 2008	1,000	17,615	145,861	17,185	28,807	5,180	566,431	782,079

NETVISION LTD.
Notes to the Financial Statements
Note 10 — Goodwill and Other Intangible Assets (cont.)
Composition: (cont.)

						Rights to
	Cost of					provide
	license for	Software	Customer			communication
	operating	and website	base and			services and
	telephony	development	customer			deferred
	sector	costs	relations	Brand	Content	expenses	Goodwill	Total
	NIS in thousands

Accumulated amortization and accumulated impairment losses
Balance as at January 1, 2007	100	472	—	—	—	—	—	572
Current year amortization	900	3,093	61,719	4,905	2,400	1,574	—	74,591
Impairment of intangible assets	—	485	—	—	—	—	26,058	26,543

Balance as at December 31, 2007	1,000	4,050	61,719	4,905	2,400	1,574	26,058	101,706

Current year amortization	—	2,465	43,912	4,152	4,800	191	—	55,520
Impairment of intangible assets	—	—	—	—	14,143	—	—	14,143

Balance as at December 31, 2008	1,000	6,515	105,631	9,057	21,343	1,765	26,058	171,369

Amortized cost
As at December 31, 2008	—	11,100	40,230	8,128	7,464	3,415	540,373	610,710

As at December 31, 2007	—	7,337	79,870	11,793	26,407	3,606	540,126	669,139

NETVISION LTD.
Notes to the Financial Statements
Note 10 — Goodwill and Other Intangible Assets (cont.)
Intangible assets created in business combinations
On January 25, 2007 the Company completed the transaction in which it purchased the entire issued and paid-in share capital of 013 Netvision Ltd. and 013 Netvision MCS. The consideration of the transaction amounted to NIS 690 million. The excess of cost that was allocated to intangible assets was mainly allocated to goodwill in respect of the acquisition of 013 Netvision in the amount of NIS 462.2 million, to goodwill in respect of the acquisition of 013 Netvision MCS in the amount of NIS 98.6 million, to a customer base from the acquisition of 013 Netvision and 013 Netvision MCS in the amount of NIS 139.5 million and NIS 2.1 million, respectively, and to a brand from the acquisition of 013 Netvision and 013 Netvision MCS in the amount of NIS 15.1 million and NIS 1.6 million, respectively.
As a result of testing for impairment the goodwill that was recorded in respect of the acquisition of Globecall, in 2007 the Company reached the conclusion that the goodwill had been impaired. As at December 31, 2007 goodwill impairment in the amount of NIS 25.2 million was recorded.
An additional impairment provision in the amount of NIS 0.9 million was recorded in 2007 as a result of the goodwill impairment of Beta Soft which is held by a proportionately consolidated company.
On May 8, 2007 the Company and Channel 10 signed an agreement for the creation of a business combination jointly controlled by the Company (50%) and Channel 10 (50%) which was executed in the framework of Nana 10. On the date of completing the transaction Nana 10 allotted to Channel 10 shares of Nana 10 in consideration for all the following: (1) the amount of $ 3 million; (2) a package of promotion services for Nana 10 on Channel 10; (3) exclusive internet rights to use television content of Channel 10 in accordance with the provisions of the agreement (hereinafter — “the content”). In principle, the promotion services and internet use rights will be provided for an unlimited period of time, subject to Channel 10 being allowed to end them as from the seventh year after the date of completing the transaction if it no longer owns at least 25% of Nana 10.
In February 2009, the Group performed a valuation of Nana 10 in accordance with IAS 36, “Impairment of Assets”. In accordance with this valuation the proportionate share of the Company in Nana 10 is estimated at NIS 13.4 million and after comparing it to the carrying amount of the assets on the Company’s books it recorded an impairment provision in the amount of NIS 14.1 million that is presented in the statement of operations in operating expenses under impairment of intangible assets.
The key assumptions that were used to perform the valuation:
1.
The valuation of Nana 10 was performed in accordance with the discounted cash flow (DCF) valuation model on the basis of three scenarios of development (at different probabilities) as required in light of the uncertainty and the risk associated with the activity.

2.	Discount rate: 14.1%.

3.	Permanent growth rate: 4% in the base scenario, 5% in the high scenario.

4.	Residual percentage from total value (on the basis of five forecasted years): about 100%.

5.	Data used as basis for comparison: The business plan of Nana 10 was compared to the financial statements of Israeli internet companies that are traded on the stock exchange.

NETVISION LTD.
Notes to the Financial Statements
Note 10 — Goodwill and Other Intangible Assets (cont.)
Intangible assets created in business combinations (cont.)
Additions during the year
On March 11, 2008, 013 Netvision MCS acquired the conference call activities of Veidan Conferencing Solutions, Limited Partnership (hereinafter — “Veidan”). On March 25, 2008 the preconditions of the acquisition agreement were fulfilled and the activity was consolidated in the financial statements of the Company for the first time as from that date. The excess cost of acquisition that arose for the Company from its investment was allocated to a customer base in the amount of NIS 4.3 million, to a brand in the amount of NIS 0.5 million and the balance of NIS 17.7 million was allocated to goodwill.
Intangible assets that were developed internally include development costs in the amount of NIS 6.2 million that were capitalized in 2008.
Amortization expenses
The amortization expenses of other intangible assets are classified in the statement of operations as follows:

	Year ended December 31
	2008	2007
	NIS in thousands

Cost of sales	51,368	69,686
Selling and marketing expenses	4,152	4,905
Impairment of intangible assets	14,143	26,543

	69,663	101,134

Note 11 — Bank Credit
a.	Composition

	Weighted interest rate	December 31
	December 31, 2008	2008	2007
	%	NIS in thousands

Overdrafts		312	746

Short-term bank credit linked to the Prime interest rate:
	Prime + 0.1%	29,000	—
	Prime-0.1%	50,000	—

Short-term unlinked bank credit	3.7%	6,507	31,967

		85,819	32,713

b.	See Note 21d regarding collateral.

NETVISION LTD.
Notes to the Financial Statements
Note 12 — Trade Payables

	December 31
	2008	2007
	NIS in thousands

Open accounts (1)	216,352	253,791
Checks payable	468	769

	216,820	254,560

(1) Including trade payables from interested parties	1,830	4,317

See Note 18 for details on linkage bases.
The debts to suppliers do not bear interest.
Note 13 — Other Payables

	December 31
	2008	2007
	NIS in thousands

Liabilities to employees and other salary related liabilities	47,961	45,552
Accrued expenses	42,441	37,546
Institutions	8,089	1,089
Deferred income in respect of rights to use communication lines	7,256	7,256
Deferred income	6,487	2,039

	112,234	93,482

See Note 18 for details on linkage bases.
Note 14 — Convertible Debentures
a.	Composition
December 31, 2008

Balance net of
	Amount of	Nominal	Effective		current
	principal	interest rate	interest rate	Balance	maturities
	NIS in thousands	%	%	NIS in thousands	NIS in thousands

Convertible debentures (Series B)	47,024	7%	7.25%	46,900	30,344

NETVISION LTD.
Notes to the Financial Statements
Note 14 — Convertible Debentures (cont.)
a.	Composition (cont.)
December 31, 2007

Balance net of
	Amount of	Nominal	Effective		current
	principal	interest rate	interest rate	Balance	maturities
	NIS in thousands	%	%	NIS in thousands	NIS in thousands
Convertible debentures (Series A)	53,891	4%	7.1%	72,018	72,018

(*) See c below regarding changes in the terms of the debentures.
b.	Maturity dates subsequent to balance sheet date as at December 31, 2008

	First year	Second year	Third year	Total
	NIS in thousands

Convertible debentures (Series B)	16,556	16,182	14,162	46,900

c.	Convertible debentures
On May 11, 2005, the Company filed a prospectus for the issue to the public of Series A convertible debentures in a nominal amount of NIS 100,000 thousand, due to mature (until their replacement, as described hereunder) in 3 equal annual instalments as from June 1 of each of the years 2009-2011. Interest on the convertible debentures is payable once a year on June 1 of each of the years 2006-2011.
The Series A convertible debentures bear interest at a rate of 4% per annum, are linked (principal and interest) to the Israeli CPI of April 2005 and are convertible into ordinary shares at the conversion rate of NIS 32 par value of debentures per one share of NIS 1 par value, subject to adjustments.
The Series A convertible debentures that do not have a fixed exercise price were presented at their fair value and changes therein were included in the statement of operations. In 2007 and 2008 financing income in the amount of NIS 10,586 thousand and NIS 5,151 thousand, respectively, were recognized from changes in fair value.

NETVISION LTD.
Notes to the Financial Statements
Note 14 — Convertible Debentures (cont.)
c.	Convertible debentures (cont.)
Change in the terms of the convertible debentures
At an extraordinary meeting held on February 3, 2008, of the convertible debenture-holders of the Company who are not shareholders of the Company, it was decided to approve an arrangement whereby the Series A convertible debentures would be replaced with new debentures — Series B convertible debentures, with principal and interest not linked to the Israeli CPI. Following the replacement, the Series A convertible debentures were cancelled and do not entitle its holders any right vis-à-vis the Company (hereinafter: “the debenture arrangement”), as set forth below:
In order to reflect the accumulated CPI-linkage differences on the principal of the Series A debentures, every NIS 100 par value of Series A convertible debentures were replaced by NIS 105.66 par value of unlinked Series B convertible debentures (hereinafter: “the replacement ratio”).
The terms of the Series B convertible debentures are identical to the terms of the Series A convertible debentures, except for the following conditions:
•	The principal of the Series B convertible debentures are not index-linked.
•	The unpaid principal of the Series B convertible debentures bear interest at 7% per annum, not linked to the Israeli CPI.
The Company’s Series B convertible debentures are convertible to shares of the Company, such that every NIS 33.81 par value is convertible to one ordinary share of the Company (“the conversion rate”).
Pursuant to this arrangement, the Series B convertible debentures are valid retroactively from January 15, 2008 — the effective date of the opinion received by the Company in accordance with the directives of the Securities Authority. This means that the Series B convertible debentures are considered having replaced the Series A convertible debentures on January 15, 2008.
On February 28, 2008, a decision of the Tel Aviv-Jaffa District Court was received approving the arrangement. On March 5, 2008, approval was received from the Tel Aviv Stock Exchange for the registration of the Series B convertible debentures, which were issued to the holders of the Series A convertible bonds, in place of the Series A convertible debentures which they held. The determining date for the purpose of effecting the replacement of the Series A convertible debentures for Series B convertible debentures is March 11, 2008 (hereinafter: “the determining date”).
The Company paid interest at 4% per annum in respect of the Series A convertible debentures, linked to the CPI, accrued from June 1, 2007 through January 15, 2008, on the unpaid balance of the Series A convertible debentures at the replacement date, with this amount bearing nominal interest at the arrangement rate of interest of 7%, with effect from January 15, 2008, through March 23, 2008, the date the interest is paid.
As a result of the replacement of the Series A convertible debentures with the Series B convertible debentures, the Company classified the equity component deriving from the conversion feature in the amount of NIS 9,574 thousand to equity in accordance with IAS 32, “Financial Instruments — Presentation”. The Series B convertible debentures are measured at amortized cost using the effective interest method. In 2008 amortization in the amount of NIS 91 thousand was recorded under financing expenses.
Conversion of debentures into shares in the reported period
Through December 31, 2007, NIS 46,109 thousand par value of Series A convertible debentures were converted to 1,440,906 shares.

NETVISION LTD.
Notes to the Financial Statements
Note 14 — Convertible Debentures (cont.)
c.	Convertible debentures (cont.)
In 2007 the Company recorded NIS 27,195 thousand under equity and share premium as a result of the conversion of NIS 17,452 thousand par value of Series A convertible debentures.
In 2008 and until the date of replacing the Series A convertible debentures with the Series B convertible debentures, NIS 1,964 thousand par value of Series A debentures were converted to 61,384 shares and an amount of NIS 2,673 thousand was recorded under share premium.
Until December 31, 2008, NIS 7,842 thousand par value of Series B convertible debentures were converted to 231,951 shares.
As at December 31, 2008, the Series B convertible debentures are traded on the Tel Aviv Stock Exchange at NIS 1,047 per debenture, and in total according to an overall market value of NIS 49.2 million. The balance of the liability is presented partly under long-term liabilities in the amount of NIS 30,344 thousand and partly under short-term liabilities in the amount of NIS 16,556 thousand.
Note 15 — Options (Series 1)
On May 11, 2005 the Company issued to the public 900,000 Series 1 options, each of which is exercisable to one ordinary share of the Company with a par value of NIS 1 on every business day, as from their registration on the stock exchange through May 22, 2009, except for the days between the 12th and 16th of each calendar month, against a cash payment of an exercise price of NIS 32 linked to the Israeli CPI known from the date of issue. Any option not exercised up to and including May 22, 2009 will be cancelled, and will not entitle the holder to any right whatsoever.
In accordance with IAS 32, “Financial Instruments: Presentation”, the Series 1 options that do not have a fixed exercise price were presented at fair value and changes therein were recognized in profit or loss. In 2007 and 2008 financing income in the amount of NIS 5,706 thousand and NIS 1,602 thousand, respectively, were recognized in respect of changes in fair value.
Upon the transition to IFRS, as at January 1, 2007 the consideration from the options in the amount of NIS 2,303 thousand, which was included in equity, was recognized as a long-term liability in the amount of NIS 17,478 thousand, which reflects the fair value of the options of the date of transition. The difference in the amount of NIS 15,175 thousand was included in retained earnings.
On February 10, 2008, at an extraordinary meeting of the holders of the Series 1 options of the Company (hereinafter — “the Options”), who are not shareholders in the Company, it was decided to approve an arrangement whereby the exercise price of the Options of the Company would be changed, such that the exercise price would not be linked to the Israeli CPI (as provided in the prospectus published by the Company on May 11, 2005), but rather a new nominal fixed exercise price of NIS 33.45 will be determined, based on the economic opinion in effect from November 19, 2008 and January 15, 2008 received by the Company which is expected to improve the position of the holders of the Options compared to their position before the Options arrangement. The rest of the terms of the Options will remain without change (hereinafter — “the Option arrangement”). As a result of this the Company classified the liability in respect of the Options in the amount of NIS 9,971 thousand to equity under receipts in respect of Series 1 options.
Until December 31, 2008, 31,506 Options were exercised into 31,506 ordinary shares for a total consideration of NIS 1,245 thousand.

NETVISION LTD.
Notes to the Financial Statements
Note 16 — Deferred Income in respect of Rights to Use Lines of Communication
The Company purchases rights to use lines of communication and sells these rights to third parties. The sale of the use rights to a third party and the amounts received in advance in respect of this future right constitute deferred income which is recognized over the outstanding period of the contract (between 12-15 years). As noted above, the expenses related to the purchase of these user rights will also be spread over the period of use of these user rights. Long-term deferred income in the amount of NIS 64,136 thousand is presented on the books of the Company.
Note 17 — Long-Term Trade Payables
a.	Composition

December 31, 2008

		Balance net
		of current
	Balance	maturities
	NIS in thousands	NIS in thousands

Long-term trade payables	9,143	5,964

December 31, 2007

		Balance net
		of current
	Balance	maturities
	NIS in thousands	NIS in thousands

Long-term trade payables	9,421	7,711

NETVISION LTD.
Notes to the Financial Statements
Note 17 — Long-Term Trade Payables (cont.)
b.	Maturity dates subsequent to balance sheet date as at December 31, 2008

							Seventh
	First	Second	Third	Fourth	Fifth	Sixth	year and
	year	year	year	year	year	year	thereafter	Total
	NIS in thousands

Long-term liabilities
Long-term trade payables (1)	33	194	—	—	—	—	—	227
Long-term trade payables (2)	1,849	514	—	—	—	—	—	2,363
Long-term trade payables (3)	1,297	1,365	1,281	1,229	799	521	61	6,553

Total	3,179	2,073	1,281	1,229	799	521	61	9,143

(1)	The liability is linked to the dollar and bears interest of 4.5%.

(2)	The liability is linked to the dollar and is presented at present value according to a discount rate of 4.5% per annum.

(3)	The liability is presented at present value according to an average discount rate of 7% per annum.

NETVISION LTD.
Notes to the Financial Statements
Note 18 — Financial Instruments
a.	Financial risk factors

The Group’s activities expose it to various financial risks, such as market risks (currency risk, CPI-linkage risk and interest risk), credit risk and liquidity risk. The Company holds discussions regularly every quarter with all the relevant people in the Company and the Board of Directors regarding the financial risk factors and makes decisions relevant to the matter.

1.	Current risk

Some of the Group’s revenues, expenses, assets and liabilities are linked to foreign currencies (mainly the U.S. dollar), and therefore, the Company has an exposure to changes in the rates of the currencies in which the Group operates in relation to the NIS.

The Company takes steps to reduce the exposure in respect of excess liabilities in U.S. dollars by dollar-linked deposits and from time to time, enters into hedging transactions on the exchange rate of the dollar.

As at December 31, 2008 the Company has dollar liabilities in the amount of NIS 70 million mainly with respect to international communication suppliers. The Company has dollar-linked current assets in the amount of NIS 31.1 million. It also has liabilities in other currencies in the amount of NIS 6.2 million and on the other hand current assets in the amount of NIS 5.3 million.

2.	CPI-linkage risk

The rate of inflation affects the Company’s cost of sales. An increase in the rate of inflation may cause an increase in the prices of equipment and products the Company purchases while on the other hand the selling prices to the consumer are determined on the basis of market competition. Therefore, an increase in costs, as well as a cost-of-living increase that will affect salary costs, may result in erosion of the Company’s income if the competitive situation of the market does not make it possible to raise prices for the consumer.

3.	Credit risk

As at December 31, 2008 the cash and cash equivalents amounted to NIS 230,866 thousand. The Company’s cash balances are deposited with some of the largest financial institutions in Israel.

The Company’s revenues arise mainly from customers in Israel. The Company regularly monitors the debts of customers and the financial statements include provisions for doubtful debts that adequately reflect, in the Company’s opinion, the loss inherent in debts the collection of which is doubtful.

4.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due. Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted.

5.	Interest risk

The Company’s interest rate risk is attributable mainly to the balance of long-term trade payables and from interest on debentures. The balances of long-term trade payables and debentures of the Company bear interest at fixed rates, and expose the Company to interest rate risk in respect of fair value.

NETVISION LTD.
Notes to the Financial Statements
Note 18 — Financial Instruments (cont.)
b.	Summary of liquidity risk

The following table presents the maturity dates of the Group’s financial liabilities:

December 31, 2008

	Less than	One to	Two to	Three to	Four to	More than
	one year	two years	three years	four years	five years	five years	Total
	NIS in thousands

Bank loans	85,819	—	—	—	—	—	85,819
Trade payables	216,820	—	—	—	—	—	216,820
Payables	98,491	—	—	—	—	—	98,491
Convertible debentures (Series B) (**)	(*) 17,046	17,869	16,772	—	—	—	51,687
Long-term liabilities	3,179	2,073	1,281	1,229	799	582	9,143

	421,355	19,942	18,053	1,229	799	582	461,960

(*)	The amount does not include accumulated interest expenses which are presented under payables.

(**)	The balances represent undiscounted amounts payable.

NETVISION LTD.
Notes to the Financial Statements
Note 18 — Financial Instruments (cont.)
b.	Summary of liquidity risk (cont.)

December 31, 2007

	Less than	One to	Two to	Three to	Four to
	one year	two years	three years	four years	five years	Total
	NIS in thousands

Bank loans	32,713	—	—	—	—	32,713
Trade payables	254,560	—	—	—	—	254,560
Payables	85,370	—	—	—	—	85,370
Convertible debentures (Series A) (**)	(*) 943	21,133	20,378	19,560	—	62,014
Long-term liabilities	2,018	2,257	1,466	1,348	2,332	9,421

	375,604	23,390	21,844	20,908	2,332	444,078

(*)	The amount does not include accumulated interest expenses which are presented under payables.

(**)	The balances represent undiscounted amounts payable, before replacement of the debentures. These balances are not identical to the amount presented on the balance sheet at fair value.
c.	Fair value

The table below provides the carrying amount and fair value of groups of financial instruments that are not presented in the financial statements at fair value:

	December 31, 2008
	Balance	Fair value
	NIS in thousands

Financial liabilities

Series B debentures (*)	46,900	49,234

(*)	The fair value is based on quoted prices in an active market as at balance sheet date.

The carrying amount of the cash and cash equivalents, short-term deposits, trade receivables, other receivables, credit from banks and others, trade payables and other payables is the same as their fair value.

d.	Derivative

On April 5, 2007, the Company entered into a dollar transaction to acquire call options to purchase $ 10 million at a rate of NIS 4.2 = $ 1, against put options to sell $ 10 million at a rate of NIS 4.02 = $ 1. This transaction was repaid on January 9, 2008. In 2007, the Company recorded financing expenses of NIS 1.7 million in respect of this transaction. As of the balance sheet date, the Company has no open positions in respect of hedging transactions. This derivative is not considered an accounting hedge.

NETVISION LTD.
Notes to the Financial Statements
Note 18 — Financial Instruments (cont.)
e.	Linkage bases of balance sheet balances

	December 31, 2008
	Linked to	Linked to	Linked to		Non-monetary
	the US dollar	the euro	the SDR (*)	Unlinked	items	Total
	Reported NIS in thousands

Current assets
Cash and cash equivalents	6,263	889	—	223,714	—	230,866
Trade receivables	24,729	1,009	3,292	261,047	—	290,077
Other receivables	162	59	—	4,132	37,654	42,007
Inventory of purchased products	—	—	—	—	6,543	6,543

Non-current assets
Long-term trade and other receivables	—	—	—	1,473	2,833	4,306
Rights to use lines of communication	—	—	—	—	229,203	229,203
Fixed assets, net	—	—	—	—	180,443	180,443
Goodwill	—	—	—	—	540,373	540,373
Other intangible assets, net	—	—	—	—	70,337	70,337
Deferred taxes	—	—	—	—	32,714	32,714

	31,154	1,957	3,292	490,366	1,100,100	1,626,869

Current liabilities
Bank credit	—	—	—	85,819	—	85,819
Trade payables	66,306	4,758	1,441	144,315	—	216,820
Other payables	1,121	—	—	97,370	13,743	112,234
Current maturities of long-term trade payables	1,882	—	—	1,297	—	3,179
Convertible debentures (Series B)	—	—	—	16,556	—	16,556

Long-term liabilities
Convertible debentures (Series B)	—	—	—	30,344	—	30,344
Deferred income from rights to use lines of communication	—	—	—	—	64,136	64,136
Long-term liabilities	708	—	—	5,256	—	5,964
Employee benefits	—	—	—	—	16,155	16,155

Equity	—	—	—	—	1,075,662	1,075,662

	70,017	4,758	1,441	380,957	1,169,696	1,626,869

(*)	A basket of currencies comprised of the US dollar, euro, pound sterling and Japanese yen.

NETVISION LTD.
Notes to the Financial Statements
Note 18 — Financial Instruments (cont.)
e.	Linkage bases of balance sheet balances (cont.)

	December 31, 2007
	Linked to	Linked to	Linked to		Non-monetary
	the US dollar	the euro	the SDR (*)	Unlinked	items	Total
	Reported NIS in thousands

Current assets
Cash and cash equivalents	7,835	2	—	87,678	—	95,515
Short-term deposits	37,937	—	—	—	—	37,937
Trade receivables	23,035	1,648	3,850	216,637	—	245,170
Other receivables	1,758	13	—	2,283	47,617	51,671
Inventory of purchased products	—	—	—	—	8,616	8,616

Non-current assets
Long-term trade and other receivables	—	—	—	1,458	835	2,293
Rights to use lines of communication	—	—	—	—	207,173	207,173
Fixed assets, net	—	—	—	—	166,311	166,311
Goodwill	—	—	—	—	540,126	540,126
Other intangible assets, net	—	—	—	—	129,013	129,013
Deferred taxes	—	—	—	—	30,068	30,068

	70,565	1,663	3,850	308,056	1,129,759	1,513,893

(*)	A basket of currencies comprised of the US dollar, euro, pound sterling and Japanese yen.

NETVISION LTD.
Notes to the Financial Statements
Note 18 — Financial Instruments (cont.)
e.	Linkage bases of balance sheet balances (cont.)

	December 31, 2007
	Linked to	Linked to	Linked to	Linked to		Non-monetary
	the CPI	the US dollar	the euro	the SDR (*)	Unlinked	items	Total
	Reported NIS in thousands

Current liabilities
Bank credit	—	—	—	—	32,713	—	32,713
Trade payables	—	67,495	10,498	9,368	167,199	—	254,560
Other payables	1,328	2,420	—	—	81,622	8,112	93,482
Current maturities of long-term trade payables	—	860	—	—	850	—	1,710

Long-term liabilities
Convertible debentures (Series A)	72,018	—	—	—	—	—	72,018
Options (Series 1)	11,573	—	—	—	—	—	11,573
Deferred income from rights to use lines of communication	—	—	—	—	—	67,752	67,752
Long-term trade payables	—	1,641	—	—	6,070	—	7,711
Employee benefits	—	—	—	—	—	14,461	14,461

Equity	—	—	—	—	—	957,913	957,913

	84,919	72,416	10,498	9,368	288,454	1,048,238	1,513,893

(*)	A basket of currencies comprised of the US dollar, euro, pound sterling and Japanese yen.

NETVISION LTD.
Notes to the Financial Statements
Note 18 — Financial Instruments (cont.)
f.	Sensitivity tests to changes in market factors
1.	Sensitivity test of profit or loss to changes in interest rates

	Profit (loss) from change
	Increase of	Decrease of
	10% in	10% in
	interest rate	interest rate
	NIS in thousands

Effect of the changes in:

2008	357	(357)

2007	(79)	79

The sensitivity test to interest risk reflects the change in revenues from cash equivalents and short-term deposits and the change in expenses in respect of bank loans assuming change in the variable component of interest in 2008 and 2007.

2.	Sensitivity test of profit or loss and equity to changes in the US dollar exchange rate

	Profit (loss) from change
	Increase of	Decrease of
	10% in	10% in
	exchange rate	exchange rate
	NIS in thousands

Effect of the changes in:

2008	(8,623)	8,623

2007	285	(1,923)

Some of the Company’s revenues and expenses are linked to the dollar exchange rate. The Company has revenues from transferring international call traffic from overseas communication operators. Such revenues are denominated in foreign currency, and therefore there is exposure to a decline in sales as a result of a decline in the exchange rates of foreign currencies vis-à-vis the NIS.

The Company’s expenses with respect to international communication are mainly denominated in dollars and local communication expenses are partly denominated in dollars on the date of the transaction and are translated into NIS on the date of issuing the invoice (as from this date the amount is not linked to the dollar). Therefore, the Company is exposed to an increase in the exchange rate of the dollar.

In 2008 the Company is exposed to devaluation of the NIS (increase in the dollar exchange rate). In this situation an increase in the dollar exchange rate erodes the Company’s equity.

NETVISION LTD.
Notes to the Financial Statements
Note 18 — Financial Instruments (cont.)
f.	Sensitivity tests to changes in market factors (cont.)

In 2007 the Company executed forward transactions of buying and selling dollars against NIS, in which it acquired call options to purchase $ 10 million at a rate of NIS 4.2 = $ 1, against put options to sell $ 10 million at a rate of NIS 4.02 = $ 1. As a result of the transactions the Company recorded a general loss in the amount of NIS 1.7 million in 2007.

3.	Sensitivity test of profit or loss to changes in market prices of derivatives that were measured at fair value

	Profit (loss) from change
	Increase of	Decrease of
	10% in	10% in
	market prices	market prices
	NIS in thousands

Effect of the changes in:

2008	(7,581)	7,581

2007	(8,492)	8,492

The Series A convertible debentures and Series 1 options that do not have a fixed exercise price were presented at fair value and changes therein were recognized in profit or loss. The sensitivity test to changes in market prices of marketable securities reflects the additional financing income or financing expenses that would have been recognized in profit or loss in respect of the revaluation of the Series A debentures and Series 1 options in 2007 and in 2008 until January 15, 2008, the date of replacing the Series A convertible debentures with the Series B convertible debentures, as described in Note 14, until the date of changing the linkage terms of the Series 1 options exercise price, as described in Note 15.

Sensitivity tests and principal work assumptions

The changes that were included in the relevant risk variables were determined on the basis of management’s assessment regarding possible reasonable changes in these risk variables.

The Company performed sensitivity tests for principal market risk factors that can affect the reported results of operations or financial position. The risk factors were examined on the basis of the materiality of the exposure of the results of operations or financial position to each risk factor in the functional currency and assuming all other variables remain constant.

The interest rate sensitivity test of long-term loans bearing variable interest was performed only with respect to the variable component of the interest.

NETVISION LTD.
Notes to the Financial Statements
Note 18 — Financial Instruments (cont.)
g.	Company capital management

The Company’s capital management purposes are as follows:

To ensure an adequate return to the shareholders at a risk level that corresponds with the activity on the market in which the Company operates, in accordance with the policies established by the Company’s Board of Directors from time to time.

In 2008 the Company’s bank credit is only short-term. The terms of this credit do not require the Company to comply with a certain ratio of net debt to adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital includes the components of equity: share capital, premium, minority interests, retained earnings and capital reserves as well as shareholders’ loans.

Compliance with financial covenants:

With respect to bank credit in the amount of NIS 6 million, a subsidiary undertook towards the bank, inter alia, that as at the end of 2008 its tangible equity would not be less than NIS 3,500 thousand and that it would be no lower than 10% of total balance sheet.

In addition the subsidiary undertook to increase its tangible equity each year by NIS 500 thousand until the equity amounts to 15% of total balance sheet linked to the CPI in respect of December 2006. In addition, the total amount of the subsidiary’s liabilities towards that bank will not be higher than 60% of the trade receivables on the balance sheet.

As at December 31, 2008 the subsidiary is in compliance with the aforementioned financial covenants.
Note 19 — Assets and Liabilities for Employee Benefits
Employee benefits include short-term benefit, post-employment benefits and other long-term benefits.
a.	Post-employment benefits

The Israeli labour laws and Severance Pay Law require the Company to pay severance pay to an employee who is dismissed or retires, or to make current deposits in a defined contribution plan in accordance with Section 14 of the Severance Pay Law as described hereunder. The Company’s liability in respect thereto is accounted for as a post-employment benefit. The Company’s liability for employee benefits is calculated on the basis of the employment agreement in effect and is based on the employee’s salary and period of employment that create the entitlement to receive severance pay.

b.	Defined contribution plans

Part of the severance payments are subject to the provisions of Section 14 of the Severance Pay Law – 1963, according to which the current deposits of the Group in pension funds and/or insurance policies exempt it from any further liability to the employees for whom the said amounts were deposited. These deposits and the deposits for retirement savings constitute defined contribution plans.

	Year ended December 31
	2008	2007
	NIS in thousands

Expenses in respect of defined contribution plans	2,318	1,489

NETVISION LTD.
Notes to the Financial Statements
Note 19 — Assets and Liabilities for Employee Benefits (cont.)
c.	Defined benefit plans

The portion of the severance payments that is not covered by deposits in defined contribution plans, as aforementioned, is accounted for by the Group as a defined benefit plan, according to which a liability is recognized in respect of employee benefits and the Group deposits amounts in central severance pay funds and appropriate insurance policies.

1.	Expense recognized in profit or loss

	Year ended December 31
	2008	2007
	NIS in thousands

Current service cost	6,215	5,904
Interest costs in respect of liability for benefits	2,015	1,622
Expected return on plan assets	(844)	912

Total expenses in respect of employee benefits	7,386	8,438

Actual return on plan assets	(5,455)	1,927

The expenses were presented in the statement of operations as follows:

Cost of revenues	3,108	3,129
General and administrative expenses	3,107	2,775
Financing expenses	1,171	2,534

	7,386	8,438

2.	Plan assets (liabilities), net

	December 31
	2008	2007
	NIS in thousands

Liability in respect of defined benefit plan	(35,023)	(33,103)
Fair value of plan assets	23,045	23,416

Total liabilities, net	(11,978)	(9,687)

(*)	Accumulated amounts in respect of the value of the liability and the value of the rights in the plan assets.

NETVISION LTD.
Notes to the Financial Statements
Note 19 — Assets and Liabilities for Employee Benefits (cont.)
c.	Defined benefit plans (cont.)
3.	Changes in the present value of the defined benefit plan liability

	2008	2007
	NIS in thousands

Balance as at January 1	33,103	18,232

Companies consolidated for the first time	—	15,225
Interest expenses	1,902	4,461
Current service cost	6,215	6,600
Benefits paid	(8,757)	(11,415)
Net actuarial loss	2,560	—

Balance as at December 31	35,023	33,103

4.	Plan assets
a)	Plan assets

Plan assets include assets held in a long-term employee benefits fund and in appropriate insurance policies.

b)	Movement in fair value of plan assets

	2008	2007
	NIS in thousands

Balance as at January 1	23,416	10,912

Companies consolidated for the first time	—	9,790
Expected return	1,454	1,236
Employer’s contribution to the plan	10,676	8,402
Benefits paid	(5,592)	(7,615)
Transition of return between severance pay and retirement benefits	(723)	691
Net actuarial gain (loss)	(6,186)	—

Balance as at December 31	23,045	23,416

NETVISION LTD.
Notes to the Financial Statements
Note 19 — Assets and Liabilities for Employee Benefits (cont.)
c.	Defined benefit plans (cont.)
5.	Principal assumptions used in determining the defined benefit plan liability

	2008	2007
	%

Discount rate	3.4%-4.2%	6.30%

Expected return on plan assets	3.55%-4.7%	5.90%

Future salary increases
Monthly employees	2%-4%	5.60%

Hourly employees	2%	2.90%

6.	Amounts in respect of the current year and prior years

	2008	2007
	NIS in thousands

Present value of defined benefit liability	(35,023)	(33,103)

Fair value of plan assets	23,045	23,416

Plan deficit	(11,978)	(9,687)

Adjustments deriving from past experience regarding:

Plan liabilities	(2,560)	—

Plan assets	(6,186)	—

NETVISION LTD.
Notes to the Financial Statements
Note 19 — Assets and Liabilities for Employee Benefits (cont.)
d.	Other long-term benefits

	December 31
	2008	2007
	NIS in thousands

Adaptation bonus	(3,102)	(4,774)

Liability for employee compensation plan (*)	(1,075)	—

(*)
Liability in respect of a comprehensive plan for managers of the Company who are not senior officers (hereinafter – “medium level managers’ and “the compensation plan”, respectively). The compensation plan replaced the compensation awarded to the medium level managers by means of an option plan and makes it possible to grant a one-time bonus on the condition that they work with the Company three and a half years as from June 2008 (until December 2011) and that they meet certain threshold conditions, including EBITDA objectives, a minimum market price of the Company’s shares and a manager recommendation. A medium level manager who does not meet the minimum threshold will not be entitled to a proportionate part of the bonus specified in the compensation plan.

The compensation will be paid to the medium level managers only after the approval of the financial statements for 2011. This compensation is in addition to the current bonuses the Company regularly grants to its employees and managers on the basis of the annual results of the Company and their employment agreements. The Company assesses that the compensation will be fully paid to 60% of the medium level managers included in the compensation plan. According to the assessment, the expense in respect of the compensation plan will amount to NIS 7.4 million (NIS 2.1 million per year), which will be recognized as an expense by the straight line method over the period of service.

Note 20 — Taxes on income
a.	Tax laws applicable to the Group companies

Income Tax Law (Adjustments for Inflation), 1985

Pursuant to the law, until the end of 2007 results were measured for tax purposes after adjustment for changes in the Israeli CPI.

In February 2008, an amendment to the Income Tax Law (Adjustments for Inflation), 1985, was approved in the Knesset, restricting the application of the Adjustments Law from 2008 and thereafter. With effect from 2008, the results for tax purposes are measured in nominal value, except for certain adjustments in respect of changes in the Israeli CPI for the period up to December 31 2007. The amendment to the law includes, inter alia, the cancellation of the addition and the deduction for inflation and the additional depreciation deduction with effect from 2008.

NETVISION LTD.
Notes to the Financial Statements
Note 20 — Taxes on income (cont.)
a.	Tax laws applicable to the Group companies (cont.)

Capital gains /losses

Pursuant to the provisions of the law for the amendment of the Income Tax Ordinance (No. 132), 2003 (hereinafter — the Reform Law), tax at a reduced rate of 25% applies to capital gains arising from January 1, 2003, instead of the ordinary tax rate. On the sale of assets purchased before the introduction of the reform law, the reduced tax rate will apply only on the components of the gain that arose after the introduction of the law, which will be calculated in accordance with the provisions of the law. In addition the Reform Law provides that capital losses carried forward for tax purposes will not be available for utilization against capital gains without a time limit. The Reform Law also arranges the possibility for the offset of capital losses from the sale of assets outside Israel against capital gains within Israel.

b.	Tax rates applicable to the revenues of the Group companies

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), was approved in the Knesset, and on July 25, 2005, a further law was passed in the Knesset, the Law amending the Income Tax Ordinance (No. 147), 2005, which determine, inter alia, that the companies tax rate will be gradually reduced to the following levels: 2007 – 29%, 2008 – 27%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

c.	Final tax assessments

The Company has received tax assessments, which are considered final, for years up to and including the 2004 tax year. The subsidiary 013 Netvision Ltd. has tax assessments considered final up to and including the 2004 tax year. The subsidiaries 013 Netvision Managed Communication Services Ltd. and Netwise Applications Ltd. have tax assessments considered final up to and including the 2003 tax year. The proportionately consolidated company has not yet received tax assessments since its incorporation.

d.	Tax planning that requires reporting

As of August 1, 2007 (hereinafter – the determining date), all of Netvision’s activities in the area of internet and international telephony services were concentrated in the subsidiary 013 Netvision. In view of the aforesaid, the assets and liabilities of the Company connected to this activity were transferred to 013 Netvision. As at the determining date, the fixed assets were transferred to 013 Netvision for an allotment of shares in 013 Netvision to the Company, in accordance with Section 104A of the Income Tax Ordinance (New Version) and subject to the restrictions specified in it.

The current assets and liabilities of the Company, as at the determining date, were transferred to 013 Netvision against a cash consideration. Furthermore, the Company’s direct and indirect holdings in 013 Netvision MCS were also concentrated in 013 Netvsion. In accordance with Income Tax Regulations (Tax Planning that Requires Reporting) (Temporary Provision) – 2006, the Company reported the acquisition of 013 Netvision and of 013 Netvision MCS in its tax returns for 2007, which were submitted in 2008, and noted, in accordance with Section 2(8) of the regulation, that the acquired companies have tax losses of more than NIS 3 million that were created before the acquisition.

NETVISION LTD.
Notes to the Financial Statements
Note 20 — Taxes on income (cont.)
e.	Carryforward tax losses and other temporary differences

The Company has carryforward business losses for tax purposes that as at December 31, 2008 amount to NIS 3 million. Subsidiaries have carryforward tax losses as at the same date in the amount of NIS 328 million and the proportionately consolidated company has tax losses in the amount of NIS 40 million. In respect of these balances and in respect of other deductible temporary differences, the Company presented in the financial statements net deferred tax assets in the amount of NIS 32.7 million (due to the expectation of their future utilization as a result of the existence of taxable income in the future against which the deferred tax assets will be utilized).

No deferred tax asset was created in respect of carryforward business losses in the amount of NIS 70 million due to the uncertainty regarding their utilization in the foreseeable future.

f.	Deferred taxes

Composition:

	Balance sheet		Statement of operations
	December 31		Year ended December 31
	2008	2007	2008	2007
	NIS in thousands

Deferred tax liabilities
Fair value adjustments on acquisition	(10,666)	(23,350)	12,684	19,137

Deferred tax assets
Fair value adjustments on acquisition	2,125	3,988	(1,863)	(3,122)
Carryforward tax losses	16,682	49,430	(40,429)	(21,897)
Provision for doubtful doubts	9,364	—	7,111	—
Employee benefits	3,587	—	2,660
Vacation and recuperation	2,570	—	1,915	—
Other temporary differences	9,052	—	2,843	—

Deferred tax assets, net	32,714	30,058

Deferred tax expenses			(15,079)	(5,882)

The deferred taxes are computed at an average tax rate of 26% on the basis of the tax rates expected to be in force at the date of realization.

No deferred taxes were recognized in respect of temporary differences relating to investments in investee companies and rights in joint ventures, because these investments are not expected to be realied in the foreseeable future.

NETVISION LTD.
Notes to the Financial Statements
Note 20 — Taxes on income (cont.)
g.	Taxes on income included in the statement of operations

	Year ended December 31
	2008	2007
	NIS in thousands

Current taxes	(1,280)	(6,803)
Change in deferred taxes, net	(15,079)	(5,882)

	(16,359)	(12,685)

h.	Theoretical tax

Presented hereunder is a reconciliation of the amount of tax that would have applied if all the revenues, expenses, profits and losses in the statement of operations were liable to tax at the statutory tax rate, to the amount of taxes on income recorded in the statement of operations:

	Year ended December 31
	2008	2007
	NIS in thousands

Income before taxes on income	103,113	32,090

Statutory tax rate	27%	29%

Tax computed at the statutory tax rate	27,841	9,306

Increase (decrease) in taxes on income arising from the following factors:
Expenses that are not deductible for tax purposes	6,107	3,128
Increase in tax losses for which deferred taxes have not been provided	9,733	20,489
Utilization of tax losses for which deferred taxes were not provided in the past	(12,793)	(18,554)
Creation of deferred taxes in respect of temporary differences, for which deferred taxes were not provided in the past	(14,529)	—
Income subject to special tax rates	—	(1,684)

Taxes on income	16,359	12,685

Average effective tax rate	15.7%	39.5%

NETVISION LTD.
Notes to the Financial Statements
Note 21 — Contingent Liabilities, Commitments and Liens
a.	Claims

Various claims were filed against Group companies in the ordinary course of business as well as claims to which requests for their authorization as class actions were attached.

In the opinion of management of the Company, which is based, inter alia, on the opinion of its legal counsel regarding the chances of the claims, including the requests to authorize the claims as class actions, appropriate provisions in the amount of NIS 8 million have been included in the financial statements with respect to claims that require provisions in order to cover the exposure arising from such claims.

Presented hereunder are details of the material claims in which there have been changes since December 31, 2007:
1.
In January 2005, a claim was made in the Tel Aviv-Jaffa District Court against 013 Netvision and three other communication companies in respect of a breach of an Israeli patent, involving the method of operating prepaid calling cards, by those claiming to own the patent. The reliefs sought in the claim are the provision of accounts, compensation and penalties.

The claim noted that it was not possible, at this stage, to estimate the amount of the claim against 013 Netvision and against the three other communication companies, and for the purposes of the court fee alone, it was estimated at NIS 10 million against all of the defendants together. On July 17, 2005, 013 Netvision submitted a statement of defence and a third-party notice to Nortel Networks Israel Ltd. (hereinafter “Nortel”) and Sigoalio Technologies Ltd. (hereinafter, “Sigoalio”), to receive indemnity and compensation in the event that 013 Netvision would be liable within the framework of the claim made against it, and in respect of the damage incurred as a result of the submission of the claim, based on the provisions of agreements between the parties. On October 6, 2005 and December 19, 2005, Sigoalio and Nortel, respectively, submitted statements of defence. In the statements, they raise a number of arguments against the original claim submitted against 013 Netvision and against the claims of the group against them. On April 11, 2006, 013 Netvision submitted a request to submit an amended third-party notice also against Telrad Networks Ltd., as a result of various claims that had been raised by Nortel. On July 30, 2006, an amended third-party notice was submitted, as aforesaid. On September 10, 2006, an amended statement of defence was submitted on behalf of the third party – Sigoalio and on December 7, 2006, Telrad and Nortel did likewise. On December 24, 2006, a statement of response was submitted on behalf of 013 Netvision within the framework of the third-party notice proceeding. On November 19, 2007, the court approved the joint request on behalf of the defendants, including 013 Netvision, to cancel the preliminary hearing scheduled for December 17, 2007, in order to allow the parties to explore the possibility of reaching a compromise arrangement. The attempts at reaching a compromise were unsuccessful and the representative of the plaintiff filed with the court a request to schedule new dates for completing the preliminary proceedings.

A pre-trial hearing was postponed and rescheduled for April 23, 2009, following the request of the parties (mutual) to postpone the pre-trial in order to allow the parties to reach a new procedural arrangement that will determine the date for completing the preliminary proceedings on the matter (exchange of document disclosure affidavits, replies to questionnaires, etc.), and also so that the parties may fully exploit the compromise talks being held between them outside of court.

NETVISION LTD.
Notes to the Financial Statements
Note 21 — Contingent Liabilities, Commitments and Liens (cont.)
a.	Claims (cont.)
1.	(cont.)

It is noted that defence proceedings from creditors of Nortel are currently being held. These proceedings may impair the chances of the Group to collect the debt from Nortel if the third party notice filed against it is successful. On the basis of the opinion of its legal counsel, the Group management considers that the provision included in the financial statements is adequate to cover the estimated expenses of the claim.

2.
In June 2004 the liquidator of Mastop Ltd, as part of its liquidation file, submitted a request to order cancellation of the transaction whereby the Company acquired the activities of Mastop on November 12, 2001, in which it is alleged that it involves a preference of creditors and that the low price paid by the Company, US$ 12.5 thousand, does not reflect the value of the sold activities, which it estimates at NIS 1.6 million. Alternatively, the liquidator demands that the Company pay the real value of the activities as they were at the acquisition date. According to the Company the consideration that it paid including the activity required for investment, reflects the value of the activity as it was then.

In his opinion from March 12, 2008, the court-appointed valuer states that “it is reasonable to value the activities of Mastop on the date of the transaction at zero”. Nevertheless, the valuer continues and states that since Netvision chose to use all the equipment including the intellectual property, its cost does indeed constitute value which he estimates to be NIS 1,033 thousand (NIS 1.6 million in terms of June 30, 2008).

Netvision claimed that the valuation included significant deficiencies and defects and requested its annulment. On January 1, 2009 the Court appointed another valuer in order to estimate the value of the company on the date of the transaction. At this point the parties are holding negotiations to reach a compromise. A new valuer has not yet been approached.

Accordingly, the Company’s legal counsel presently believes that it is probable (meaning, a probability of more than 50%) that the claim will succeed, and therefore the Company included the necessary provision in its financial statements.

On April 1, 2008 all the Company’s holdings in Mastop were sold for the price of NIS 305 thousand. The transaction was approved by the Court on June 16, 2008 and was completed on June 30, 2008.

3.
On January 9, 2008, a claim was submitted against Company in the Regional Labour Court in Haifa by those serving as Chief Executive Officer or assistant Chief Executive Officer of the Company from May 2001 through March 2007 and April 2007, respectively, in which the complainants request a number of financial rights, which, they claim, they are entitled to according to their contracts of employment and/or resolutions of the Board of Directors passed in respect thereof. At the centre of the claim is the complainants’ contention that, according to their contracts of employment, each of them is entitled to payment of a bonus amounting to US$ 1.54 million at the exchange rate of NIS 4.54 to US$ 1, which is NIS 6,507 thousand for each complainant, in respect of the transaction in which the Company acquired the entire issued share capital of 013 Netvision and 013 Netvision MCS.

NETVISION LTD.
Notes to the Financial Statements
Note 21 — Contingent Liabilities, Commitments and Liens (cont.)
a.	Claims (cont.)
3.	(cont.)
In addition, the complainants argued that they are entitled to a number of other measures as follows: compensation amounting to NIS 3,010 thousand to the first complainant and NIS 1,859 thousand to the second complainant in respect of the breach of an undertaking, which, they claim, the Company undertook towards them to take steps that would enable them to enjoy a tax benefit in respect of the exercise of the Company options they held; an injunction made to the Company ordering the issue of at least 30,000 options to the first complainant and 22,500 options to the second complainant, in accordance with a promise which, they claim, was made to them by the Company; and amounts which they claim were not paid to them, contrary to their contract of employment, in respect of certain salary-related conditions in the advance notice period, totalling NIS 124 thousand to the first complainant and NIS 84 thousand to the second complainant. The total amount of the claim of the first complainant stands at NIS 9,639 thousand while the total amount of the claim of the second complainant is NIS 8,449 thousand as at the date of its submission. The Company filed a statement of defence on March 24, 2008.
On November 5, 2008 a preliminary hearing was held following which the request of the complainants for additional details was struck. As regards the request for an order to disclose specific documents, an agreed ruling was made by which the general disclosure proceedings would be concluded after which each party will be able to file various requests. No hearing has as yet been scheduled, nor have any dates been determined for filing affidavits.
At this stage, based on the assessment of its legal counsel, the Company believes that the chances of the claim are no more than 50%, and accordingly, the Company has not made any provision in the financial statements in respect of the claim.
4.
In September 2007, a claim was submitted to the Group, together with a request for it to be approved as a class action, which were filed with the Tel Aviv-Jaffa District Court, against the Company, Nana 10 Ltd. and other companies that operate electronic trading sites and other suppliers. The claim relates to online auctions on the Internet (hereinafter: “Auctions”).

The claim alleges that the defendants or someone acting on their behalf, unfairly interfered in Auctions by the use of fictitious participants in order to raise the winning prices of the products offered for sale in such sales, or enabled such interference. The plaintiffs requested from the court various measures against the defendants, including declaratory orders, and the imposition of monetary charges on the defendants without the plaintiffs stating any amount for the claim.
On January 16, 2008, the Company submitted its reply to the request to approve a class action, in which it argued that the plaintiffs do not have a personal cause of claim, and that the partial circumstantial evidence that was presented does not sufficiently support the request to approve the claim as a class action. It was also argued that the group the plaintiffs request to represent is not a homogenous group that makes it possible manage a class action. Under these circumstances, as argued, providing any information regarding the identity of the participants in the Auctions held on the websites constitutes an unjustified impairment of the participants’ privacy, which is contrary to that agreed between the participants and the Company and is against the law.

NETVISION LTD.
Notes to the Financial Statements
Note 21 — Contingent Liabilities, Commitments and Liens (cont.)
a.	Claims (cont.)
4.	(cont.)
On September 14, 2008 the Court ruled that the hearing would be split between the defendants who admitted or did not deny the existence of fictitious participants in the Auctions and the defendants who deny this fact. On October 30, 2008 the Company filed a request for leave to appeal this ruling, and a request to stay the Court’s decision until a ruling is made on the appeal. The hearing that was scheduled for January 8, 2009 was postponed following the request for stay of execution of the ruling. On January 5, 2009 the Supreme Court accepted the request for leave to appeal and annulled the ruling of the District Court to split the hearing. No new date for the hearing has as yet been scheduled, nor have procedural arrangements been determined for continuing the proceedings regarding the request to approve the claim as a class action.
At the same time, the plaintiffs filed an amended request to the replies of the defendants to the request for approval of a class action. Also with respect to this amended request the Company filed a request to strike which is pending.
On December 30, 2008 the plaintiffs filed a request to approve a compromise arrangement with a defendant that is a supplier who sold products on the Olsale website. In the compromise the supplier admits that it fictitiously participated in sales of its products. The Company filed a reply to the request to approve the compromise agreement. No decision has as yet been made on the request to approve the compromise agreement.
As at balance sheet date not all the evidence in the possession of the plaintiffs has been disclosed, and therefore the evidentiary framework of the proceeding has not yet been established.
In the opinion of the Company and its legal counsel, at this stage, it is not possible to assess the chances of the request for approval as a class action, to the extent it is directed against the Group, and accordingly, the Company did not include a provision in the financial statements in respect of this claim.
5.	a.
On April 16, 2008 a claim and a request to authorize the claim as a class action were filed against 013 Netvision (hereinafter — the Arpit request). The request involves calling cards to Thailand and comprises two main allegations. The first is that the time charged for the plaintiff’s calls was longer than the actual time of the calls; the second is that 013 Netvision uses misleading language when it advertises benefits in the form of “units”, without explaining the time included in each “unit”. The plaintiff assesses the claim at NIS 138 million.

b.
On April 14, 2008 a claim and a request to authorize the claim as a class action were filed by 7 plaintiffs (hereinafter — the Myrna request) against Bezeq International Ltd., 013 Netvision and 012 Smile Communication Ltd. The request involves calling cards to the Philippines, and mainly alleges that the time charged for the plaintiffs’ calls was longer than the actual time of the calls.

NETVISION LTD.
Notes to the Financial Statements
Note 21 — Contingent Liabilities, Commitments and Liens (cont.)
a.	Claims (cont.)
5.	(cont.)
The plaintiffs also allege that the defendants use misleading language when they advertise benefits in the form of “units”, without explaining the time included in each “unit”; and they also allege that the defendants agreed between them on a restrictive arrangement in which they coordinated the prices of the calls on calling cards. The plaintiffs assess that until the date of filing the claim damages in the amount of NIS 400 million were caused to all the members of the group by all the defendants as a result of the alleged misleading acts.
The plaintiffs estimate that 013 Netvision is responsible for 30% of the alleged damages. The plaintiffs also assess that until the date of filing the claim damages in the amount of NIS 9,240 thousand were caused to all the members of the group by all the defendants as a result of the alleged coordination of prices.
c.
On June 1, 2008 a claim and a request to authorize the claim as a class action were filed with the Tel Aviv District Court against 013 Netvision and Bezeq International (hereinafter: the defendants) by a foreign worker from Thailand (hereinafter: the Neret request).

In the request to authorize the claim as a class action it is alleged, inter alia, that the defendants misled the users of international calling cards to Thailand regarding the actual time of use on these cards compared to the time that is presented to the users and its method of calculation; as a result of the time on the calling cards being used when waiting for a call that goes unanswered, the time being used by more than its rounding to a minute as specified on the card; the users being misled with respect to the units specified on the card; and being misled with respect to the number of minutes granted as a gift after a certain length of a call. The plaintiff also requests that the Court order compensation of the users of international calling cards.
The plaintiff requested that the claim be authorized as a class action and assesses that until the date of filing the claim damages in the amount of NIS 329 million were caused to all the members of the group by the defendants as a result of the misleading acts. The plaintiff also assesses that until the date of filing the claim damages in the amount of NIS 2.8 million were caused to all the members of the group by all the defendants as a result of the alleged coordination of prices. The plaintiff assesses that the share of 013 Netvision is 50% on the basis of its market share.
In June 2008 013 Netvision, by means of its legal counsel, filed requests to determine one court and one board for the three aforementioned requests to certify class actions (Arpit, Myrna and Neret) and also for two requests (Dolores and Livay) described in Paragraphs 6 and 7 hereunder, in each of the five cases.
Concurrently, the plaintiffs in the Myrna, Neret and Arpit requests, and in other claims to which the Group is not a party, requested to combine all these requests and to transfer them to the Honourable Judge Pilpel.

NETVISION LTD.
Notes to the Financial Statements
Note 21 — Contingent Liabilities, Commitments and Liens (cont.)
a.	Claims (cont.)
5.	(cont.)
The Honourable Judge Pilpel of the Tel Aviv District Court decided that the Neret, Myrna and Arpit requests would be combined and be heard by her, and that the Dolores and Livay requests would remain in the District Court of Central Region.
On September 25, 2008 a court hearing was held and the Honourable Judge Pilpel decided that the plaintiffs in the Neret, Myrna and Arpit requests would submit an amended request for certification of the claim that will combine all the allegations in one request, and that the only other revision allowed is for the plaintiffs to include the other groups in the allegation that 013 Netvision does not grant a certain length of “bonus” minutes in certain cards.
In the amended request it is alleged that the time charged for the plaintiffs’ calls was longer than the actual time of the calls. The plaintiffs also allege that the defendants use misleading language when they advertise benefits in the form of “units”, without explaining the time included in each “unit”; that 013 Netvision charges for calls that were not answered; that the defendants agreed between them on a restrictive arrangement in which they coordinated the prices of calls on calling cards; and that the defendants did not grant the “bonus” minutes that they had promised. In the amended request, the plaintiffs added to the assessed damage they claimed from Netvision in respect of the overcharge and the restrictive arrangement also the assessed damage from not granting the “bonus” minutes that were promised by Netvision. Therefore, the plaintiffs assess the damages claimed from 013 Netvision in respect of the calling cards to the Philippines to be NIS 340 million and the damages in respect of the calling cards to Thailand to be NIS 478 million. 013 Netvision has not yet submitted its reply to the amended request.
In the opinion of the Company, which is based on the opinion of its legal counsel, at this stage the chances of the amended request being authorized as a class action are no higher than the chances of it not being authorized as a class action, and therefore the Company did not include in its financial statements any provision in respect of this claim.
6.
On April 27, 2008 a claim and a request to authorize the claim as a class action were filed against 013 Netvision and 012 Smile communication Ltd. (hereinafter: the Dolores request). The request alleges that 013 Netvision calculates the time of calls from Israel to foreign countries and from foreign countries to Israel, on the different cards, on the basis of minutes, whereas according to the license of the Ministry of Communication for providing international telephone services it is requested to calculate the calls on the basis of seconds. Furthermore, it is alleged that 013 Netvision did not disclose the aforementioned method of calculation to its customers. In addition, the plaintiffs allege that the defendants charge for calls that were not actually made and that the calculation of the time of the calls is inaccurate, so that the length of the call that is deducted from the card is longer than the actual time of the call. The plaintiffs’ allegations are in respect of Pre-paid, Post-paid and cellular phone Pre-paid cards.

NETVISION LTD.
Notes to the Financial Statements
Note 21 — Contingent Liabilities, Commitments and Liens (cont.)
a.	Claims (cont.)
6.	(cont.)
The estimated amount that will be claimed if the claim is authorize as a class action is NIS 158 million, and the Company’s legal counsel assess that in light of that stated in the request to authorize the claim as a class action with respect to the different market shares of the defendants, half of the amount is attributed to 013 Netvision. On December 10, 2008 the reply of 013 Netvision was submitted to the request to authorize the claim as a class action. On January 22, 2009 a pre-trial was held, following which the court ruled, with the agreement of the parties, that the request will relate only to pre-paid cards. A hearing on the matter is scheduled for July 8, 2009.
In the opinion of the Company, which is based on the opinion of its legal counsel, at this stage the chances of the request being authorized as a class action are no higher than the chances of it not being authorized as a class action, and therefore the Company did not include in its financial statements any provision in respect of this claim.
7.
On May 25, 2008 a claim and a request to authorize the claim as a class action were filed against 013 Nevision (hereinafter: the Livay request). In the Livay request, it is alleged, inter alia, that 013 Netvision misled the users of “Global Card” and “Home Card” international calling cards regarding the use and charging method of the calling cards and did not disclose material details regarding the use and charging method.

The claims of the plaintiffs are on two levels: in respect of the use of the “Global Card” calling cards, a card that is charged after the use, it is alleged that the defendant charges according to a time unit of 10 seconds while the call is actually shorter, and does not properly disclose the charging method that rounds the length of the call to a time unit of 10 seconds; in respect of the use of the “Home Card” calling card, a pre-paid calling card, it is alleged that there is a difference of 5% to 10% between the time the defendant charges the card after the call was made and the actual time of the call, meaning the number of minutes on the “Home Card” calling cards is higher than the actual number of minutes that can be used with the calling card.
The plaintiffs request to authorize their claim as a class action and assess their personal damages at NIS 22 and the damages of the group of users of “Global Card” and “Home Card” calling cards at a total of NIS 78 million.
On December 2, 2008 013 Netvision submitted its reply to the request to authorize the claim as a class action. On January 4, 2009 the plaintiffs submitted their response to the reply. On January 7, 2009 a pre-trial was held by Judge Stemer of the District Court of Central Region. The hearing focused on the question of combining the two requests to authorize class actions that are being heard by the District Court of Central Region — the Livay request and the Dolores request.
On January 22, 2009 a pre-trial was held on the Dolores request to which the representatives of the plaintiffs were invited. On that date the Court decided that the Livay request would be heard after the hearing on the Dolores request is concluded.

NETVISION LTD.
Notes to the Financial Statements
Note 21 — Contingent Liabilities, Commitments and Liens (cont.)
a.	Claims (cont.)
7.	(cont.)
In the opinion of the Company, which is based on the opinion of its legal counsel, at this stage the chances of the request being authorized as a class action are no higher than the chances of it not being authorized as a class action, and therefore the Company did not include in its financial statements any provision in respect of this claim.
8.
Two separate claims and a request to authorize each as a class action were filed in July 2008 against 013 Netvision with the Tel Aviv-Jaffa District Court by Aviad Sadan Management Ltd. and Universal Mobile.

In the claims it is alleged, inter alia, that the defendant acted against the law by unilaterally changing the price it charges its customers when it started charging them according to a fixed dollar exchange rate of NIS 4.1 = $ 1, on invoices it issued as from December 31, 2007.
The plaintiffs assess the overall damage caused to the entire group of plaintiffs — which includes any person or entity that had a contract with the defendant for the provision of internet or other services at a price that is linked to the representative exchange rate of the US dollar on the date of issuing the invoice, and the defendant charged them according to a higher exchange rate — at between NIS 7 million and NIS 76 million for the first claim and at NIS 28 million for the second claim, respectively.
A request was made on behalf of the Company to transfer the hearing on the matter of Aviad Sadan to the board hearing the request of Universal Mobile, as well as a mutually agreed request to extend the date for submitting the reply of the Company until a ruling is provided on this request. After the Aviad Sadan request was transferred to the board hearing the Universal request, the Company submitted a request to rule on either the Universal request or the Aviad request in accordance with Section 7(b) of the Class Actions Law. As a result of this request, the representatives of the plaintiffs in the two requests agreed to strike the request of Universal. 013 Netvision is required to submit a reply to the request until March 10, 2009.
In the opinion of the Company, which is based on the opinion of its legal counsel, at this stage the chances of the request being authorized as a class action are no higher than the chances of it not being authorized as a class action, and therefore the Company did not include in its financial statements any provision in respect of this claim.
9.
On February 24, 2009 the Company received a request to authorize a claim as a class action according to the Class Actions Law — 2007 (hereinafter: the claim). The claim was filed against Netvision with the District Court of Central Region. In the claim it is alleged, inter alia, that 013 Netivsion misled the plaintiff and presented to him a misrepresentation, by which as a result of him joining a campaign in February 2007 he is entitled to a rate of NIS 0.17 (including VAT) per one minute of call to 28 international destinations for a fixed monthly payment of NIS 4.25 (not including VAT) (“the campaign”), whereas as from the middle of February 2008 he was actually charged higher rates per minute. The plaintiff alleges that it is justified to authorize the claim as a class action against 013 Netvision, in the name of a group that includes all the customers of 013 Netvision who joined the campaign.

NETVISION LTD.
Notes to the Financial Statements
Note 21 — Contingent Liabilities, Commitments and Liens (cont.)
a.	Claims (cont.)
9.	(cont.)
The causes of the claim are deceit and non-disclosure in accordance with the Consumer Protection Law — 1981 and unlawful enrichment. The specific monetary relief requested from 013 Netvision is NIS 178. The plaintiff alleges that the overall damage to the represented group is estimated at NIS 27 million, on the basis of the plaintiff’s assumption regarding the number of the group members, and on the assumption that each one of the group members will be entitled to an average of NIS 178.
The Company is in the process of learning the claim and at this stage is unable to assess its chances or its possible effect on the Company, and therefore the Company did not include in its financial statements any provision in respect of this claim.
10.
On December 15, 2008 the Company received a claim and a request to authorize the claim as a class action (hereinafter: the claim). The claim was filed against 013 Netvision and other companies (“the defendants”) with the District Court of Central Region.

The claim alleges, inter alia, that the defendants did not lower the price of their subscriptions when the rate of VAT was lowered, and as a result actually raised the subscription price of the customers. The plaintiffs allege that there is justification to authorize the claim as a class action against the defendants in the name of a group that includes all the subscribers of the defendants in 2004 and thereafter.
The causes of the claim are: unlawful enrichment, breach of contract and breach of the duty of good faith, deceit and non-disclosure in accordance with the Consumer Protection Law — 1981 and robbery according to law of torts. The relief requested includes, inter alia, a declaration that the defendants acted against the law and misled the customers, an order prohibiting the continued charging of the amounts deducted from VAT and ordering the defendants to compensate the plaintiffs in respect of the alleged overcharge of the amounts deducted from VAT. The relief specifically requested from 013 Netvision is NIS 4.76. The plaintiffs allege that the overall damage caused to the represented group cannot be assessed at this stage.
In the opinion of the Company, which is based on the opinion of its legal counsel, at this stage the chances of the request being authorized as a class action are no higher than the chances of it not being authorized as a class action, and therefore the Company did not include in its financial statements any provision in respect of this claim.
11.	The Company has a number of additional claims in the total amount of NIS 570 thousand, where in the opinion of the Company and its legal counsel, their chances cannot be assessed at this stage.

NETVISION LTD.
Notes to the Financial Statements
Note 21 — Contingent Liabilities, Commitments and Liens (cont.)
a.	Claims (cont.)
Other contingent liabilities
On April 8, 2008 013 Netvision MCS signed a compromise agreement with Connegy Ltd. (hereinafter — Connegy) by which the Company paid to Connegy an advance payment for the acquisition of switch equipment and services. To date 20% of the value of the acquired equipment has been supplied and the supply of rest of the equipment, in the amount of NIS 1.7 million, is being delayed due to financial difficulties. The Company received a personal guarantee. At this point the Company is delaying the payment due to Connegy and has filed a monetary claim and request for foreclosure on the guarantor partner. On November 5, 2008 the Company filed with the Tel Aviv District Court a request to liquidate Connegy, following which a temporary liquidator was appointed for the purpose of seizing its assets and investigating its actions before it discontinued its operations. The Company will submit a debt claim with the liquidator. In addition, an originating motion the Company filed against WiseCom, requesting enforcement of the distribution agreement between the Company and Connegy, which Connegy supposedly assigned to WiseCom, without the debts to the Company, ended in a compromise following which a new agreement was signed between the Company and WiseCom.

In the opinion of management of the Company, which is based on the opinion of its legal counsel, the provision on the books in respect of this transaction is sufficient.
b.	Guarantees given
The Group has given bank performance guarantees to third parties, the balance of which as of December 31, 2008 amounted to NIS 38.7 million. The guarantees include guarantees to the Ministry of Communications in respect of international operator licences (017 and 013) and in respect of the national operator (Mapa) licence, in the aggregate amount of NIS 31 million, valid through 2013. A guarantee in the amount of NIS 11.1 million that was given to the Ministry of Communication in respect of the 017 international operator license that was given to Netvision in the past, which was cancelled in the framework of the merger with 013 Netvision Ltd., was cancelled on March 9, 2009. The other guarantees relate to the Group’s ongoing business activities (these guarantees include mainly tender guarantees, some of which have become performance guarantees, guarantees in respect of rental agreements and guarantees to the court in legal proceedings in which the Group is involved).
c.	Commitments
1.
The Company has signed agreements to rent offices and premises for periods ending 2009-2013 (including options for early cancellation in some of the cases). The rent commitment, including rent payable by subsidiaries and a proportionately consolidated company, is as follows:

	2008	2007
	NIS in thousands

First year	13,548	10,275
Second year to fifth year	26,020	3,027

	39,568	13,302

NETVISION LTD.
Notes to the Financial Statements
Note 21 — Contingent Liabilities, Commitments and Liens (cont.)
c.	Commitments (cont.)
2.
In 2003 Netvision and Barak signed framework agreements with Med Nautilus for the purchase of user rights of underwater communication lines. Pursuant to the agreement, the user rights of the international communication lines will be made available to Netvision and Barak gradually, until 2017, with the option of extending the user rights by an additional 5 years.

See Paragraph 3 hereunder regarding a change in the estimate of the useful life of these communication lines.
According to the agreements, the payment for the user rights will be made in 36 equal monthly instalments commencing on the date of receiving the user rights to each line, including principal and annual interest stated in (or linked to) the US dollar at a rate of 4.5%-5%.
In 2004-2006, these agreements were expanded such that the overall obligation of the companies to purchase the user rights as part of the agreement with its expansions amounts to US$ 120 million.
These contracts also include an obligation to purchase maintenance services for the purchased rights at an average annual cost of 4% of the cost of the lines throughout the period of the contracts.
Through the date of these financial statements the Company had operated user rights in the communication lines pursuant to the agreement in the aggregate amount of US$ 109 million.
3.
In May 2008 the Company entered into an additional agreement with Med-Nautilus by which the Company will be able to acquire irrevocable user-rights in international capacity operated by Med-Nautilus and to use it until May 1, 2017 (hereinafter — the Med-Nautilus agreement). After that date, the Company will have two option periods of five years each to extend use for no additional cost (other than the payment of annual maintenance fees in respect of the extension period).

In accordance with the provisions of the Med-Nautilus agreement, the cost of acquiring the entire capacity (hereinafter: the acquired capacity) will amount to $ 67 million over a period of nine years, and will be paid in accordance with the rate of line usage. The capacity will be acquired for a price that reflects a significant reduction from the average cost of units of capacity in the last three years.
In addition, annual maintenance fees will be paid in respect of any additional capacity that is operated, with the average cost of the maintenance fees per unit of capacity declining at various levels as the amount of operated capacity increases, and reflecting a significant gradual reduction in the cost of maintenance compared to the average cost of maintenance per unit of capacity in the last three years.

NETVISION LTD.
Notes to the Financial Statements
Note 21 — Contingent Liabilities, Commitments and Liens (cont.)
c.	Commitments (cont.)
3.	(cont.)
The Company undertook to operate a minimum amount of capacity after certain periods of time, and specifically the acquisition and operation of at least 30% of the acquired capacity until the end of 2011, the acquisition and operation of additional capacity of at least 37% of the acquired capacity until the end of 2014 and the acquisition and operation of the rest of the capacity until the end of 2016. As regards each one of the aforementioned periods the Company was granted a certain grace period.
Notwithstanding the aforementioned, the Company has two options to reduce its liabilities in respect of the acquired capacity, pursuant to which it will be able to reduce the amount of the acquired capacity and the total amount of the payment to Med-Nautilus, against a retroactive increase in the price of a unit of capacity and the maintenance fee.
Further to the agreement described in Paragraph 2 above regarding the irrevocable user-rights in international communication lines that were purchased in the past from Med-Nautilus, management of the Company decided to extend the use period of the lines for an additional 10 years besides the use period specified in the original agreements, meaning until May 2027. As a result, the Company changed the estimate of the useful life of such communication lines and amortizes the balance of the investment in the user rights of lines of communication over their useful life.
The balance of the liabilities vis-à-vis Med Nautilus in respect of lines in operation as of December 31, 2008, is NIS 79 million. This balance is not presented on the books in accordance with IFRS relating to use rights of communication lines. For further details see Note 2N.

	2008	2007
	NIS in thousands

First year	35,944	42,656
Second year to fifth year	43,343	44,693

	79,287	87,349

4.
The Company has agreements with suppliers of infrastructure and international communication lines to pay maintenance fees in the amount of $ 4-5 million per year (the last is until 2027) for rights to use infrastructures and lines of communication.

5.	The Company has vehicle rental agreements under operating leases for a period of 36 months at an annual rent of NIS 14 million.

6.
The Company has a liability to pay royalties to the Government of Israel at a rate of 2% in 2008 (2.5% and 3% in 2007 and 2006, respectively) from most of the international communication services, net of transhipment fees, account settlement fees for foreign operators and bad debts. The aggregate amount of the royalties and the period for which they will be paid are unlimited. The percentage of royalties is expected to fall by half a percentage point each year until a rate of 1% in 2010.

NETVISION LTD.
Notes to the Financial Statements
Note 21 — Contingent Liabilities, Commitments and Liens (cont.)
c.	Commitments (cont.)
6.	(cont.)
In 2005, the Company submitted an appeal to the High Court against the State of Israel claiming that the royalty obligation imposed on it should be cancelled with effect from the date of opening the international call market to full competition in 2004. No decision has yet been reached in the High Court on this matter.
d.	Liens
To secure the Group’s liabilities to banks, floating liens have been registered on the plant, equipment, monetary assets, property and rights and a fixed lien on the share capital and goodwill of the subsidiary 013 Netvision.
In addition a floating lien was registered on the plant and all the property, and a fixed lien was registered on the unpaid share capital and goodwill of the subsidiary 013 Netvision MCS.
Furthermore, there is also a floating lien on the property, assets and rights of Netwise, a lien on monies in a deposit account of Netwise, and a fixed lien on its unpaid share capital and goodwill.
The balance of the loans and short-term credit secured by the abovementioned liens as at December 31, 2008 is NIS 86 million.
Note 22 — Shareholders’ Equity
a.	In May 2005, prior to the issue of the Company’s securities to the public, the following transactions were carried out in the Company:
1.
The rights of the ordinary shares were equalized to the rights of the preferred shares and the two classes of shares were unified into one class — ordinary shares of NIS 1 par value each. Each ordinary share confers voting rights at general meetings of the Company, the right to a dividend, the distribution of bonus shares and participation in a distribution of the Company’s asset surplus in a liquidation.

2.
Immediately prior to the issue of securities to the public, the Company distributed 6,414,437 bonus shares to its shareholders out of the balance of the share premium. All of the net income per share data were retroactively adjusted to reflect the distribution of the bonus shares.

3.	Shareholders’ loans totalling NIS 27 million were converted by controlling shareholders in the Company to 960,000 ordinary shares.
b.	In May 2005, the Company completed an initial public offering of securities to the public:
1.	An issue of 1,800,000 ordinary shares of NIS 1 par value each.

NETVISION LTD.
Notes to the Financial Statements
Note 22 — Shareholders’ Equity (cont.)
b.	(cont.)
2.
An issue of 100,000,000 par value of Series A debentures bearing interest at 4% per annum, such that every NIS 32 par value of Series A debentures are convertible to one ordinary share of the Company with a par value of NIS 1. (See Note 14 for more details on the replacement of the debentures.)

3.
An issue of 900,000 Series 1 options, each of which is exercisable to one ordinary share of the Company with a par value of NIS 1 on every business day, from their registration on the stock exchange through May 22, 2009, except for the days between the 12th and 16th of each calendar month, against a cash payment of an exercise price of NIS 32 linked to the known Israeli CPI on the date of issue. Any option not exercised up to and including May 22, 2009 will be cancelled, and will not entitle the holder to any right whatsoever. (See Note 15 for more details on the options arrangement.)

c.
As part of the merger transaction with Barak and Globecall, on January 25, 2007, the Company issued 12,192,887 shares to the former shareholders of Barak and Globecall in consideration for the entire issued share capital of Barak and Globecall. For further details, see Note 1a.

d.
On June 6, 2007, the Board of Directors of the Company approved a private placement of ordinary shares of NIS 1 par value each of the Company to investors from the Harel Insurance Group Ltd. (“the offerees”). The Company allotted to the offerees 1,220,000 ordinary shares of NIS 1 par value each of the Company (“the issued shares”). The issued shares represent approximately 4.74% of the Company’s issued and paid-up capital and voting rights therein before the issue (4.16% on full dilution) and 4.52% of the Company’s issued and paid-up capital of the Company and voting rights therein after the issue (3.99% on full dilution). The shares were issued in consideration for NIS 42.86 per share (“the issue price”) and for an aggregate total of NIS 52,289 thousand. The offerees did not become interested parties in the Company as a result of the issue.

e.
On December 4, 2007, the Board of Directors of the Company approved the execution of a private placement to Ofer Hi-Tech Investments Ltd. (“the Fund”). The Company issued 1,400,000 ordinary shares of NIS 1 par value each of the Company (“the issued shares”) to the Fund. The issued shares are listed for trading on the stock exchange and are equal in rights to the Company’s NIS 1 ordinary shares. The issued shares represent approximately 5.13% of the Company’s issued and paid-up capital and voting rights therein before the issue (4.58% on full dilution) and 4.88% of the Company’s issued and paid-up capital of the Company and voting rights therein after the issue (4.38% on full dilution). The shares were issued in consideration for NIS 43 per share (“the issue price”) and for an aggregate total of NIS 60,200 thousand. The offerees did not become interested parties in the Company as a result of the issue.

f.	Composition of share capital

	December 31, 2008		December 31, 2007
		Issued and		Issued and
	Authorized	paid-in	Authorized	paid-in
Number of shares

Ordinary shares of NIS 1 par value each	40,000,000	29,203,320	40,000,000	28,758,986

NETVISION LTD.
Notes to the Financial Statements
Note 22 — Shareholders’ Equity (cont.)
g.	Rights attached to the shares
The rights attached to the ordinary shares of the Company include, inter alia, as follows:
1.
Rights to participate and vote in the Company’s general meeting, the right to receive profits and funds according to the relative par value of each, liquidation rights and the right to appoint directors.

2.	The shares are traded on the Tel Aviv Stock Exchange.
h.	Options
The Company has 868,494 registered Series 1 options, exercisable for 868,494 ordinary shares of NIS 1 par value (subject to adjustments) with an exercise price of NIS 33.45 that is not linked. These options are classified as equity. The options are exercisable until May 22, 2009.
Through the balance sheet date, 31,506 options have been exercised to 31,506 ordinary shares for an aggregate consideration of approximately NIS 1,245 thousand.
Note 23 — Share-Based Payment
a.	Expense recognized in the financial statements

	Year ended December 31
	2008	2007
	NIS in thousands

Total expense recognized from share-based payment transactions	7,066	3,227

The Company’s share-based payments to its employees are described hereunder. No changes or cancellations were made in the said employee benefit plans in 2008 and 2007.
b.	Share-based payment plans
1.	1996-2001 option plan
The Company has adopted an option plan for the issue of ordinary shares of the Company to employees and officers in the Company in exchange for an exercise of options to be awarded to them. The vesting period of the options is for 4 years and they expire within 5 or 10 years from the date of their grant. The options were granted for no consideration in the years 1996-2001. The amortization of the benefit in respect of these options ended on September 30, 2004. Each option is exercisable to 3.4431 shares.

NETVISION LTD.
Notes to the Financial Statements
Note 23 — Share-Based Payment (cont.)
b.	Share-based payment plans (cont.)
1.	1996-2001 option plan (cont.)
The table below presents the number of share options (after adjustment of the benefit component) granted in 1996-2001 and the weighted average of their exercise price.

	Year ended December 31
	2008		2007
		Weighted		Weighted
		average		average
	Number of	exerciser price	Number of	exerciser price
	options	in dollars	options	in dollars

Share options at the beginning of the year	20,352	5.23	523,041	3.76
Share options exercised during the year (1)	—	—	(502,689)	3.7

Share options at the end of the year	20,352	5.23	20,352	5.23

Share options exercisable at the end of the year	20,352	5.23	20,352	5.23

(1)	The weighted average share price on the exercise date of the options in 2007 is NIS 58.
2.	2004 option plan
Pursuant to a resolution of the Board of Directors, in 2004, the Company adopted a plan whereby options to purchase shares of the Company would be allotted to the Company’s employees.
On November 30, 2004, the Board of Directors decided to allot 399,706 options (after adjustment of the benefit component) to the employees of the Company, available for exercise to 399,706 ordinary shares of NIS 1 par value. The exercise price was set at NIS 20.62 linked to the Israeli CPI known at the grant date. The vesting period of the options is 4 years and they expire within 10 years of the grant date. The options were allocated on December 31, 2004.
As of the balance sheet date, the Company’s employees hold 144,008 options from this grant, available for exercise to 144,008 shares.

NETVISION LTD.
Notes to the Financial Statements
Note 23 — Share-Based Payment (cont.)
b.	Share-based payment plans (cont.)
2.	2004 option plan (cont.)
The table below presents the number of options for shares within the framework of the option plan from 2004, the weighted average of their exercise price and the changes made in the employee option plans:

	Year ended December 31
	2008		2007
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	options	in NIS	options	in NIS

Share options at the beginning of the year	184,197	20.62	297,078	20.62
Share options exercised during the year (1)	(26,762)	20.62	(112,881)	20.62
Share options expired or forfeited during the year	(13,427)	20.62	—	20.62

Share options at the end of the year	144,008	20.62	184,197	20.62

Share options exercisable at the end of the year	81,687	20.62	95,432	20.62

(*)	Subsequent to the balance sheet date, 11,390 options were exercised for 11,390 shares for the consideration of NIS 256 thousand.

(1)	The weighted average share price on the exercise date of the options in 2007 and 2008 is NIS 55.6 and NIS 38.4, respectively.
3.	2006 option plan
Pursuant to resolutions of the Board of Directors from August 29, 2006 and December 7, 2006, 212,670 options were allotted to employees of the Company, including officers in the Company, exercisable to 212,670 ordinary shares of NIS 1 par value, pursuant to an outline published on August 8, 2006. The exercise price is NIS 34.31, linked to the Israeli CPI for each option exercised to one share of the Company.
The exercise period of the options will be from the dates set forth below through the expiry date of the options, pursuant to the 2006 option plan:
25% of the options will be exercisable after one year from April 1, 2006 (hereinafter: “the beginning of the vesting period”):
A further 25% — from the end of two years of the beginning of the vesting period;
A further 25% — from the end of three years of the beginning of the vesting period;
A further 25% — from the end of four years of the beginning of the vesting period;

NETVISION LTD.
Notes to the Financial Statements
Note 23 — Share-Based Payment (cont.)
b.	Share-based payment plans (cont.)
3.	2006 option plan (cont.)
The benefit included in the options granted was calculated in accordance with principles prescribed in IFRS 2, according to a calculation formula based on the binomial model with annual standard deviations at rates of 31%-64%, which were calculated at the grant date. On the basis of the share price at the grant date (NIS 37.01 per share), annual discount rates of 3.8%-4.1% per annum calculated at the date of the grant, and forfeiture rates of 22%, the total economic value of the options granted was assessed at approximately NIS 1,844 thousand.
This plan was registered pursuant to Section 102 of the Income Tax Ordinance as a “capital gain” plan, whereby the options and the conversions required on exercise will be deposited with a trustee for a period of at least two years from the end of the year in which the options were granted. Recipients of the options will pay the tax arising on the benefit on the exercise of the shares, but any related expense will not be recognized for tax purposes for the Company.
As of the balance sheet date, Company employees hold 140,370 options from this grant, exercisable to 140,370 shares.
The table below presents the number of share options within the framework of the option plan from August 2006, the weighted average of their exercise price and the changes made in the employee option plans during the current year:

	Year ended December 31
	2008		2007
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	options	in NIS	options	in NIS

Share options at the beginning of the year	198,045	34.31	212,670	34.31
Share options exercised during the year (1)	(22,225)	34.31	(4,725)	34.31
Share options expired or forfeited during the year	(35,450)	34.31	(9,900)	34.31

Share options at the end of the year	140,370	34.31	198,045	34.31

Share options exercisable at the end of the year	70,184	34.31	55,666	34.31

(1)	The weighted average share price on the exercise date of the options in 2007 and 2008 is NIS 51.4 and NIS 40.5, respectively.

NETVISION LTD.
Notes to the Financial Statements
Note 23 — Share-Based Payment (cont.)
b.	Share-based payment plans (cont.)
4.	Option plan for employees of Barak
As part of the terms for concluding the merger transaction with Barak, on January 25, 2007, 244,705 options of the Company were granted to employees of Barak, exercisable to 244,705 ordinary shares of the Company, pursuant to the terms of a plan adopted by Barak on May 23, 2006. The allotment of the options is in accordance with the taxation conditions of the capital gains path via a trustee, as set forth in Section 102 of the Income Tax Ordinance.
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
As of the balance sheet date, the employees hold 94,115 options from this grant, exercisable to 94,115 shares.
The table below presents the number of options for shares within the framework of the option plan for Barak employees, the weighted average of their exercise price and the changes made in the employee option plans during the current year:

	Year ended December 31
	2008		2007
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	options	in NIS	options	in NIS

Share options at the beginning of the year	233,195	16.04	244,705	16.55
Share options granted during the year	—	—	—	—
Share options exercised during the year (1)	(80,262)	10.28	(11,510)	26.88
Share options expired or forfeited during the year	(58,818)	18.33	—	—

Share options at the end of the year	94,115	19.51	233,195	16.04

Share options exercisable at the end of the year	62,745	19.51	78,923	14.08

(*)	Subsequent to the balance sheet date, 19,398 options were exercised for 19,398 shares for the consideration of NIS 173 thousand.

(1)	The weighted average share price on the exercise date of the options in 2007 and 2008 is NIS 46.8 and NIS 31, respectively.

NETVISION LTD.
Notes to the Financial Statements
Note 23 — Share-Based Payment (cont.)
b.	Share-based payment plans (cont.)
5.	2008 option plan
On February 27, 2008, the Board of Directors of the Company approved a private placement of 1,165,000 (non-marketable) options, pursuant to an option plan for employees and officers of the Company (hereinafter: the option plan) that it approved on that date, to the Chief Executive Officer of the Company, and other officers and senior managers in the Company (hereinafter: the officers).
In the framework of adopting the perennial compensation plan for all the Company’s employees and managers, as described hereunder, and together with adopting the compensation plan for the medium-level managers, the Company updated the option plan and on May 13, 2008 the Company’s Board of Directors approved a revision in the number of options allotted to the officers. In accordance with the said revision, the number of options included in the option plan was reduced by 15%, so that the number of options allotted to the officers will decrease from 1,165,000 options (non-marketable) of the Company to 1,000,000 options (non-marketable) of the Company. The number of options was reduced on a proportionate and uniform basis for all the offerees. The other conditions of the option plan remained unchanged.
The options are convertible to 1,000,000 ordinary shares of the Company (subject to adjustments in accordance with the option plan), representing 3.36% of the Company’s issued and paid-in capital and voting rights therein after the grant (approximately 3.03% on full dilution). According to the plan the exercise price of each option is NIS 41.73 (not linked to any index), subject to the adjustments set forth in the plan, and the actual exercise will be effected by way of a “net exercise”.
The exercise dates begin from January 1, 2009 and are for four years, with 25% of the options vesting at the end of each year.
On May 22, 2008 the Company allotted the options to the officers as aforementioned. The allotment of the shares that will arise from the exercise of the options is subject to approval of the Tel Aviv Stock Exchange.
The benefit included in the options granted was calculated in accordance with principles prescribed in IFRS 2, according to a calculation formula based on the binomial model with annual standard deviations at rates of 29.29%-37.21%, which were calculated at the grant date. On the basis of the share price at the grant date (NIS 41.71 per share), annual discount rates of 4.19%-6.71% per annum calculated at the date of the grant, an early exercise coefficient of 2.46 and forfeiture rates of 10%-15%, the total economic value of the options granted was assessed at approximately NIS 10.6 million. As a result of the aforementioned reduction in the number of options, the balance of the unamortized benefit in the amount of NIS 1.3 million in respect of cancelled options was recognized immediately as an expense.
In accordance with IFRS 2 the Company shall continue to account for the services received in consideration of the options granted on the basis of the grant date fair value of the options granted.

NETVISION LTD.
Notes to the Financial Statements
Note 23 — Share-Based Payment (cont.)
b.	Share-based payment plans (cont.)
5.	2008 option plan (cont.)
As of the balance sheet date, employees of the Company hold 1,000,000 options from this grant, exercisable to 1,000,000 shares.
6.	Data on the balance of the options exercisable under the blocking conditions prescribed are as follows:

December 31, 2008
							Number of
					Fair value		Options
			Exercise		per option		available for
			increment	Standard	at grant	Expiry	exercise
Option plan	Number of options		per option	deviation	date	date	(vested)

1996-2001 plans	20,352	(1)	US$5.23	123.6%	$20.3	2,010	20,352
2004 plan	144,008	(1) (3)	Linked to the CPI 34.31	53.9%	NIS 65	2,014	81,687
2006 plan	140,370	(2)	Linked to the CPI	31%-64%	NIS 8.67%	2,016	70,184
Barak plan	94,115	(3)	NIS 19.51	30%-46%	NIS 15.62	2,016	62,745
2008 plan	1,000,000		NIS 41.73	29%-37%	NIS 12.59	2,010-2,012	—

	1,398,845						234,968

(1)	After adjustment of the benefit component.

(2)	The fair value of the options was determined using the computation formula based on the binomial model.

(3)
The fair value of each option was determined using the Black & Scholes formula with an annual standard deviation calculated at the grant date on the basis of the estimated share price at the grant date.

7.
In January 2001, the subsidiary, Netwise, granted 1,900,000 options to its employees. The options are exercisable to 1,900,000 ordinary shares of Netwise, for an exercise price of US$ 0.01 per option. Through the end of 2008, 1,500,000 options expired. The number of options remaining held by the employees amounts to 400,000 options. The vesting period of the options is 4 years and they expire 10 years after the date of their grant. In the event of all of the options granted to the employees of the company being exercised, the Company’s shareholding percentage in Netwise will fall to 53.2%. At the grant date, the value of an ordinary share of Netwise was negligible. Netwise has obtained approval from the Israeli tax authorities for the option plan pursuant to Section 102 of the Income Tax Ordinance.

NETVISION LTD.
Notes to the Financial Statements
Note 24 — Additional Statement of Operations Data

	Year ended December 31
	2008	2007
	NIS in thousands

A. Cost of revenues
Salaries and related expenses	253,506	252,631
Communication	147,389	131,964
Purchase of minutes and products	380,919	402,214
Depreciation and amortization	126,503	177,003
Rental expenses, maintenance and other	63,551	53,130
Other	9,954	7,778

	981,822	1,024,720

B. Selling and marketing expenses
Salaries and related expenses	10,330	8,952
Commissions paid	55	136
Advertising	37,265	31,595
Depreciation and amortization	4,112	4,905
Other	346	154

	52,108	45,742

C. General and administrative expenses
Salaries and related expenses	33,343	26,062
Professional services	17,104	11,601
Bad and doubtful debts	11,408	10,566
Depreciation and amortization	79	972
Other	13,069	7,835
Rent and related expenses	115	25

	75,118	57,061

D. Other income
Capital gain on reduction in holding rate	(382)	(42,112)
Other expenses	—	2,530

	(382)	(39,582)

E. Financing income (expenses)
Financing income
Remeasurement of financial liabilities at fair value	6,753	16,292
Financing income from deposits	3,980	2,545
Income from marketable securities	—	1,303

	10,733	20,140

NETVISION LTD.
Notes to the Financial Statements
Note 24 — Additional Statement of Operations Data (cont.)

	Year ended December 31
	2008	2007
	NIS in thousands

Financing expenses
Bank and credit card commissions	6,781	6,574
Financing expenses in respect of short-term credit	2,182	5,427
Financing expenses in respect of long-term liabilities, net	4,368	3,163
Exchange rate and linkage differences	2,545	2,940
Financing expenses in respect of convertible debentures	3,519	2,326
Interest and linkage on shareholders’ loans	—	224

	19,395	20,654

Note 25 — Net Earnings Per Share
a.	The number of shares and income (loss) that were used to calculate the net earnings (loss) per share

	Year ended December 31
	2008		2007
		Net income		Net income
	Weighted	attributable to	Weighted	attributable to
	number of	the Company’s	number of	the Company’s
	shares	shareholders	shares	shareholders
	Thousands	NIS in thousands	Thousands	NIS in thousands

Number of shares and net income for purposes of calculating basic net earnings	28,994	86,754	25,669	19,152

Effect of dilutive potential ordinary shares
Options	76	(1,602)	282	(5,706)
Employee option in share-based payment plan	139	—	341	—
Convertible debentures	1,437	(2,557)	2,002	(8,935)

	1,652	(4,159)	2,625	(14,641)
For purposes of calculating diluted net earnings	30,646	82,595	28,294	4,511

b.
The diluted net earnings per share for 2008 does not include 985 options to employees in share-based payment plans since their inclusion increases the basic earnings per share from continuing operations (anti-dilutive effect).

NETVISION LTD.
Notes to the Financial Statements
Note 26 — Business Segments
a.	General
The Group companies engage in four business operating segments

Connectivity to the Internet segment, and related products and services	—	Most of the activity in this segment includes the provision of connectivity to the Internet and related products and services to customers.

Telephony segment	—	Activity in this segment includes the provision of telephone call services.

Managed services segment	—	Activity includes the provision of network endpoint services, the sale of network endpoint equipment (“Neser”), and national operator services (“Mapa”)

“Other” segment	—	Including mainly the provision of content services, electronic trading, planning and supply of Internet applications, support and outsourcing services.
b.	Primary business segments report
1.	Revenues:

	Year ended December 31
	2008	2007
	NIS in thousands

Revenues from external parties:
Connectivity to the Internet, and related products and services	537,900	485,935
Telephony	519,596	493,444
Managed services	92,371	79,071
Other	84,717	88,638

	1,234,584	1,147,088

Inter-segment revenues:
Connectivity to the Internet, and related products and services	3,783	4,148
Telephony	3,655	4,523
Managed services	6,863	2,496

	14,301	11,167

Total revenues	1,248,885	1,158,255
Adjustments	(14,301)	(11,167)

Total in statements of operations	1,234,584	1,147,088

NETVISION LTD.
Notes to the Financial Statements
Note 26 — Business Segments (cont.)
b.	Primary business segments report (cont.)
2.	Segment results and adjustment to net income (loss):

	Year ended December 31
	2008	2007 (*)
	NIS in thousands

Connectivity to the Internet, and related products and services	85,505	65,791
Telephony	101,091	64,436
Managed services	(4,542)	(48,805)
Other	(29,893)	(8,678)

Adjustments	(40,768)	(79,722)

Operating profit (loss)	111,393	(6,978)

Financing expenses, net	8,662	514
Other income, net	382	39,582
Taxes on income, net	16,359	12,685

Net income	86,754	19,405

(*)
In 2007 the results of the connectivity to the internet and related products and services segment, the telephony segment and managed services segment include reorganization expenses in the amount of NIS 21.2 million, NIS 11 million and NIS 1.3 million, respectively.

3.	Segment assets:

	December 31
	2008	2007
	NIS in thousands

Connectivity to the Internet, and related products and services	521,280	591,177
Telephony	199,623	554,043
Managed services	156,765	132,274
Other	39,694	63,722

	917,362	1,341,216

Unallocated assets	709,507	172,677

Total assets	1,626,869	1,513,893

NETVISION LTD.
Notes to the Financial Statements
Note 26 — Business Segments (cont.)
b.	Primary business segments report (cont.)
4.	Liabilities of the segment:

	December 31
	2008	2007
	NIS in thousands

Connectivity to the Internet, and related products and services	172,086	191,475
Telephony	63,840	81,416
Managed services	22,659	46,354
Other	36,452	53,932

	295,037	373,177

Unallocated liabilities	256,170	182,803

Total liabilities	551,207	555,980

5.	Cost of acquiring long-term assets:

	Year ended December 31
	2008	2007
	NIS in thousands

Connectivity to the Internet, and related products and services	45,345	195,224
Telephony	21,724	481,495
Managed services	29,001	121,571
Other	4,254	34,749

	100,324	833,039

6.	Depreciation and amortization:

	Year ended December 31
	2008	2007
	NIS in thousands

Connectivity to the Internet, and related products and services	65,297	86,888
Telephony	49,143	58,934
Managed services	8,589	57,814
Other	21,808	5,787

	144,837	209,423

NETVISION LTD.
Notes to the Financial Statements
Note 26 — Business Segments (cont.)
c.	Additional details

Transfers between the segments

Segment revenues, expenses and results include transfers between the segments. In the opinion of management of the Company, these transfers are recorded at the accepted market price for external customers in respect of similar products.

d.	Principal suppliers

	Year ended December 31
	2008	2007
	Percentage of total purchases

Bezeq	11%	11%
Med-Nautilus	6%	7%
Cellcom	3%	4%
Partner	3%	3%
HOT	3%	2%
Pelephone	1%	1%

	27%	28%

Note 27 — Balances and Transactions with Interested and Related Parties
In the ordinary course of its business, the Company regularly executes transactions with controlling shareholders, which are considered “insignificant transactions” in accordance with the tests detailed hereunder in this item (hereinafter: insignificant transactions), of the following types and with the following characteristics: transactions related to the provision of connectivity and telephony services, transactions related to the provision of network endpoint services, consultation expenses, purchase of insurance policies, purchase of equipment and maintenance of communication lines, foreign travel, couriers and commissions, rental of real estate, management fees in banks, transactions related to marketing campaigns, advertising and discounts together with controlling shareholders and/or companies they control or that are related to the products of the controlling shareholders and/or companies under their control.
The Company’s Board of Directors decided that a transaction with a controlling shareholder will be considered an insignificant transaction if all the following conditions have been met:
1.	It is not an extraordinary transaction (within its meaning in the Companies Law).

2.
The effect of the relevant parameter (as stated hereunder) is less than 1%. With respect to each transaction or undertaking that is being tested for significance, the relevant parameters will be examined on the basis of the Company’s consolidated financial statements for the last reporting year: (a) total assets; (b) total liabilities; (c) sales turnover. Thus for example a transaction for the sale of services will be considered insignificant if the Company’s revenue from the transaction is lower than 1% of its sales turnover, in accordance with the aforementioned consolidated financial statements.

NETVISION LTD.
Notes to the Financial Statements
Note 27 — Balances and Transactions with Interested and Related Parties (cont.)
3.
The transaction is insignificant also from a qualitative point of view. Thus for example, a transaction will not be considered insignificant if the controlling shareholder or a relative of the controlling shareholder are expected to receive benefits from the transaction that it is important they be reported to the public.

Separate transactions that are contingent upon each other so that they are actually a part of the same transaction, will be examined as one transaction.
Notwithstanding the aforementioned, the Company may report transactions with a controlling shareholder that it is not required to report in accordance with the aforementioned.
a.	Balance with interested and related parties
1.	Composition:

December 31, 2008

Interested
party and
other related
parties
NIS in thousands

Trade receivables	6,188

Trade payables	(1,830)

Highest balance of trade receivables during the year	14,351

Highest balance of trade payables during the year	(8,452)

December 31, 2007

Interested
party and
other related
parties
NIS in thousands

Trade receivables	10,025

Trade payables	4,317

Highest balance of trade receivables during the year	26,435

Highest balance of trade payables during the year	(19,591)

NETVISION LTD.
Notes to the Financial Statements
Note 27 — Balances and Transactions with Interested and Related Parties (cont.)
b.	Benefits to related and interested parties

	Year ended December 31
	2008	2007
	NIS in thousands

Salary and related expenses to parties employed by the Company	2,940	(*) 198

Directors’ remuneration to parties not employed by the Company	1,147	860

Number of people to which the salary and benefits relate:

Interested parties employed by the Company	1	1
Directors not employed by the Company	9	9

(*)	Including the salary of the Company’s CEO until her resignation on March 8, 2007, including retirement benefits.
On May 22, 2008 the CEO of the Company was allotted, in the framework of his employment, 351,931 options (in the framework of the 2008 option plan) that are exercisable into 351,931 ordinary shares of the Company (subject to adjustments according to the 2008 option plan). The exercise price will be NIS 41.73 per share (not linked to any index). The exercise price is purely theoretical since according to the terms of the plan the offerees choosing to exercise the options will only be allotted shares in an amount reflecting the amount of the monetary benefit inherent in the options. On May 13, 2008 the Company’s Board of Directors approved a revision in the number of options allotted to the officers under the 2008 option plan (see also Note 23 of the financial statements). According to the said revision, the number of options allotted under the 2008 option plan was reduced. As a result of this an additional benefit in the amount of NIS 443 thousand, in respect of the cancelled options, was recognized immediately in the statement of operations. The number of options allotted as aforementioned is after the reduction in the number of options.
The benefit included in the options granted was computed subject to the stock exchange formula according to the computation formula based on the Black & Scholes model with a standard deviation of 41.1%, representing a standard deviation of the shares of the Company in weekly terms according to the stock exchange rules. Based on the share price at the date of the grant (NIS 41.73 per share), and annual discount rates of 4.61%-5.26% per annum, which were computed at the date of the grant, the economic value of the options granted is estimated at NIS 5.3 million.

NETVISION LTD.
Notes to the Financial Statements
Note 27 — Balances and Transactions with Interested and Related Parties (cont.)
c.	Benefits to key management personnel

	Year ended December 31
	2008	2007
	NIS in thousands

Bonus	160	—
Salary	1,655	198
Share-based payment	1,125	—

	2,940	198

On March 9, 2009 the Company’s Board of Directors approved the payment of NIS 720 thousand to the CEO of the Company as a bonus in respect of 2008 (a provision was recorded in the financial statements for this amount). This amount reflects a reduction of 20% in the bonus the CEO is entitled to receive for meeting 2008 targets, with the view of continuing to prepare for the crisis in the economy and a recession.
d.	Transactions with interested and related parties
For the year ended December 31, 2008

Interested
party and
other related
parties
NIS in thousands

Sales	53,175
Purchases	29,626

23,549

For the year ended December 31, 2007

Interested
party and
other related
parties
NIS in thousands

Sales	36,419
Purchases	53,663

(17,244)

NETVISION LTD.
Notes to the Financial Statements
Note 27 — Balances and Transactions with Interested and Related Parties (cont.)
e.	Income and expenses with related parties
Terms of transactions with related parties
Purchases and sales with related parties are executed at market prices. Balances outstanding at the end of the year are not guaranteed, do not bear interest and will be settled in cash. No guarantees were received or provided in respect of amounts receivable or payable. In the year ended December 31, 2008 the Company did not record any provision for doubtful debts in respect of amounts receivable from related parties. The estimate of the provision for doubtful debts is calculated each fiscal year by examining the financial situation of the related party and the market in which it operates.
f.	Commitments
1.	The Company has a number of agreements and transactions with Cellcom, which is a related party, as follows:
a.
An agreement for the provision of roaming services as follows: (a) forward services — the overseas call of a user in Israel dialing an Israeli cellular subscriber who is in a foreign country; (b) roaming services — the call of a cellular subscriber of a non-local network that is made from Israel to any user overseas, and (c) signals services — a service provided to cellular operators by GSM technology so that the cellular phone located outside the boundaries of its home network will be able to receive roaming services. The contract is renewed automatically every twelve months.

b.
Connectivity agreement from 1997 that arranges the various aspects of connectivity between the Group and Cellcom, the method of pricing incoming and outgoing international calls through Cellcom lines and the companies’ settling of accounts in respect thereto, and the matter of collection. The agreement enables the subscribers of Cellcom to make international calls using the “013” prefix of the Group or attribution (“00” prefix).

c.	In the framework of connectivity agreements from 1997, the Company pays Cellcom in respect of the air time of minutes of calls from overseas that end on the Cellcom network.

d.
A transaction for the provision of outsourcing services by which the Company shall establish and manage for Cellcom a support center based on the outsourcing method. The agreement ended in January 2009.

e.	In 2008 the Company provided to Cellcom, in the ordinary course of business, internet and information security services. The undertaking is for a specific period of time, usually one or two years.

f.
The Company purchases from Cellcom domestic transmission lines for its customers. As part of this activity, the Company undertakes towards Cellcom to purchase transmission lines for customers, at a capacity of 2 to 10 mega and for a period of 12 to 24 months. In respect of these lines the Company charges its customers directly. These agreements are signed from time to time, according to requests the Company receives from its customers.

NETVISION LTD.
Notes to the Financial Statements
Note 27 — Balances and Transactions with Interested and Related Parties (cont.)
f.	Commitments (cont.)
1.	(cont.)
g.
The Company purchases from Cellcom domestic transmission lines for its domestic back bone. These lines mainly have E1 capacity and 155 megabyte capacity. These transactions are executed in the ordinary course of business and at market prices.

h.	As part of the managed communication services the Company provides to its customers, the Company pays Cellcom for the calls that are transferred through it to the Cellcom network.

i.	The Company purchases from Cellcom organizational internal communication services that include cellular phones used by the organization and cellular services.

j.
In December 2008 the Group entered into a collaboration agreement with Cellcom, pursuant to which Cellcom shall sell to customers, who are not connectivity customers of 013 Netvision and do not have a period of commitment to Cellcom, a package of services that includes cellular services of Cellcom together with high-speed internet services (2.5 megabytes) of 013 Netvision. According to the collaboration agreement, Cellcom acts as a distributor of the group and the customers who join the internet services are considered customers of the group in its internet connectivity business.

2.	In 2007 the Company acquired human resources and service center services from a related party company.
g.	Transactions with controlling shareholder or a party in which the controlling shareholder has a personal interest (Section 270(4) of the Companies Law)
1.	Acquisition of 013 Netvision (formerly Barak) and 013 Netvision MCS (formerly Globecall)

On January 25, 2007 the transaction was completed in which the Company acquired, in consideration of an allotment of its shares to the former shareholders of Barak and Globecall, the following: (a) the entire issued share capital of 013 Nevision (then Barak); (b) the entire issued share capital of Tevel Telecom, which holds 50% of the issued share capital of 013 Netvision MCS (then Globecall); and (c) all the holdings of Discount Investment Corporation, at the time another shareholder of Globecall, which held the other 50% of the issued share capital of Globecall.

2.	Nana Shops transaction

On March 30, 2008, Nana 10 entered into an agreement with Shopmind, pursuant to which the movables electronic commerce activity on the Nana Shops website will be managed and operated by Shopmind.

NETVISION LTD.
Notes to the Financial Statements
Note 27 — Balances and Transactions with Interested and Related Parties (cont.)
g.	Transactions with controlling shareholder or a party in which the controlling shareholder has a personal interest (Section 270(4) of the Companies Law) (cont.)
2.	Nana Shops transaction (cont.)

The transaction was approved as a controlling shareholder transaction, since 50% of the shares of Shopmind are held by Walla Shops Communication Ltd[1]. and 50% of its shares are held by Sifertech Ltd., which is directly and indirectly held and controlled by Messrs. Amir Adler, Ilan Fadlon and Shay Livnat. Mr. Avraham Livnat and his son Tzvi Livnat, indirect controlling shareholders of the Company[2], have a personal interest in the transaction because their relative, Shay Livnat (who indirectly holds 16% of the share capital of Shopmind), is the son of Avraham Livnat and the brother of Tzvi Livnat.

The agreement provides, inter alia, that in consideration for the right granted to Shopmind to manage the movables electronic commerce activity on the Nana Shops website, as from the determining date Shopmind shall transfer to Nana 10 an amount of NIS 2 million per year (hereinafter: the minimum payment) or 3% of the sales turnover of the Nana Shops website (hereinafter: participation fee), whichever higher. For 2008 alone the amount is NIS 1.8 million.

It was also determined that if beginning from three years after the determining date, Nana 10 should confirm that it is competing with the electronic commerce activity of the Nana Shops website or if an arbitrator should decide that Nana 10 is operating such competing activity, the participation fee will amount to 2% of the sales turnover on the Nana Shops website and the minimum payment will be cancelled.

On April 2, 2008 the Company’s audit committee and Board of Directors approved the Nana Shops transaction. On May 21, 2008 the Company’s general meeting approved the Nana Shops transaction at the majority required in accordance with Sections 270(4) and 275 of the Companies Law.

On September 28, 2008, after the approval of the Company’s audit committee and Board of Directors, Nana 10 and Shopmind signed an amendment to the Nana Shops agreement (hereinafter: the amendment). On November 17, 2008 the Company’s general meeting approved the Nana Shops transaction, including the amendment, at the majority required in accordance with Sections 270(4) and 275 of the Companies Law. The main amendments are as follows:

(a)
As from the determining date and for as long as the sales turnover of Nana Shops is less than NIS 40 million, the difference between the minimum payment and the participation fee will be invested in the promotion and advertising of the Nana Shops website on the various media;

[1]	Walla Shops Communication Ltd. is a public company whose shares are traded on the stock exchange.

[2]
Mr. Avraham Livnat is a controlling shareholder of the Company (indirectly) because of his control over Avraham Livnat Ltd., a private company, which directly and through Avraham Livnat Investments (2002) Ltd., a wholly owned private company, holds 12.36% of the share capital and voting power in IDB Holding, the indirect controlling shareholder of the Company.

NETVISION LTD.
Notes to the Financial Statements
Note 27 — Balances and Transactions with Interested and Related Parties (cont.)
g.	Transactions with controlling shareholder or a party in which the controlling shareholder has a personal interest (Section 270(4) of the Companies Law) (cont.)
2.	Nana Shops transaction (cont.)
(b)
Most of the advertising and marketing budget of the Nana Shops website will be managed by Nana 10 and be fully coordinated between the parties. The discount component to customers will be managed by Shopmind;

(c)
Nana 10 shall continue to fulfill the Global Shops and Glat Shops operating agreements at its expense and to bear part of the marketing expenses of the Nana Shops website, for as long as the annual sales turnover of the Nana Shops website is less than NIS 60 million.

On November 19, 2008 the Nana Shops transaction was completed and as from December 1, 2008 Shopmind is exclusively responsible for the electronic commerce activity on the Nana Shops website.
3.	Med-Nautilus transaction

On April 2, 2008, the Company’s audit committee and Board of Directors approved an agreement between the Group (by means of 013 Netvision) and Med-Nautilus, pursuant to which 013 Netvision will be able to acquire irrevocable user-rights in international capacity operated by Med-Nautilus and to use it until May 1, 2017 (hereinafter — the Med-Nautilus agreement). After that date, the Company will have two options to extend the use period for no additional cost (other than the payment of annual maintenance fees). On May 13, 2008 the Company’s general meeting approved the Med-Nautilus transaction.

The transaction was approved as a transaction with a person in whom the controlling shareholder has a personal interest, as mentioned in Section 270(4) of the Companies Law, due to the personal interest of the Company’s controlling shareholders, as follows:

(a)
Clal Industries and Investments Ltd., a controlling shareholder of the Company[3], has a personal interest in the transaction because of its agreement from July 8, 2005, by means of Clalcom, with Med Nautilus for the provision of marketing and selling services to Med-Nautilus (hereinafter: the service agreement). The service agreement was signed in the framework of selling the share capital of Med-Nautilus by its then shareholders, including Clalcom (hereinafter: the sellers) to the present shareholders of Med-Nautilus.

[3]
Clal Industries and Investments is a controlling shareholder of the Company because of its 25.75% holdings in the issued share capital of the Company (as at the date of approving the Med-Nautilus transaction), and because it is a party to the shareholders’ agreement. IDB Development is the controlling shareholder and as at the date of approval of the Med-Nautilus transaction, it held 60.5% of the issued share capital of Clal Industries and Investments.

NETVISION LTD.
Notes to the Financial Statements
Note 27 — Balances and Transactions with Interested and Related Parties (cont.)
g.	Transactions with controlling shareholder or a party in which the controlling shareholder has a personal interest (Section 270(4) of the Companies Law) (cont.)
3.	Med-Nautilus transaction (cont.)

The service agreement is in effect until December 31, 2015, and in it Med-Nautilus undertook to pay to the sellers (including Clalcom, which is controlled by Clal Industries and Investments) commissions in respect of the representation of Med-Nautilus in the State of Israel, and for promoting the sales of products and services provided by Med-Nautilus. Clalcom is expected to receive the amount of $ 2 million from the Ned-Nautilus transaction[4].

(b)
Mr. Avraham Livnat, an indirect controlling shareholder of the Company[5], has a personal interest in the transaction because his son, Mr. Shay Livnat, is a controlling shareholder of B.V. Yamcom Holdings (hereinafter: Yamcom), which is one of the sellers and therefore is also entitled to the commissions according to the service agreement. Yamcom is expected to receive the amount of $ 2.33 million from the transaction.

(c)
As part of the aforementioned sale of shares of Med-Nautilus, the sellers undertook that until July 8, 2007, they, the companies they control, their controlling shareholders, and the companies controlled by such controlling shareholders (including the Company) would not compete or assist in competition to the services Med-Nautilus provides to its customers in Israel. If the Company had constructed and operated in Israel a parallel independent capacity line, as it had considered doing, the sellers would have had to pay an agreed amount of compensation in the amount of $ 15 million, in accordance with the terms of the said commitment, and also in this respect Clal Industries and Investments and Mr. Avraham Livnat may be considered having a personal interest in the transaction.

(d)
The personal interest of Clal Industries and Investments and Mr. Avraham Livnat is also because according to the service agreement, if the Company had constructed and operated in Israel a parallel independent capacity line, the rate of the commissions payable to Clal Industries and Investments would have decreased.

[4]	The commissions payable to the sellers are derived linearly from the monetary scope of the transaction.

[5]	See footnote 2 above.

NETVISION LTD.
Notes to the Financial Statements
Note 27 — Balances and Transactions with Interested and Related Parties (cont.)
g.	Transactions with controlling shareholder or a party in which the controlling shareholder has a personal interest (Section 270(4) of the Companies Law) (cont.)
3.	Med-Nautilus transaction (cont.)
(e)
Discount Investment Corporation Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd. (the controlling shareholder of Discount Investment Corporation Ltd. and Elron Electronic Industries Ltd.), IDB Holding Corporation Ltd. (the controlling shareholder of IDB Development Corporation Ltd.) and the controlling shareholders of IDB Holding Corporation Ltd., are all considered or may be considered controlling shareholders of the Company and having a personal interest in the transaction, as a result of the Company’s shareholders’ agreement between Discount Investment Corporation Ltd., Elron Electronic Industries Ltd., Clal Industries and Investments Ltd. and Clalcom Ltd.

See Note 21C for more details on the provisions of the agreement.

4.	Adjustment of the Company’s controlling shareholders’ directors’ remuneration

In accordance with a decision of the general meeting from January 16, 2006 and the decision of the Company’s Board of Directors from October 24, 2007, the remuneration of the ordinary directors who are controlling shareholders will be the maximum amount provided in the remuneration regulations, as amended from time to time, according to the level of the Company, as it was according to the Company’s balance sheet as at December 31, 2006, meaning level C.

5.	Directors and officers liability insurance

On March 30, 2004 an extraordinary general meeting approved, subject to the provisions of the Companies Law, for the Company to enter into an officers’ insurance policy with respect to any liability imposed on the officers as a result of any action taken in the performance of their duties. On August 11, 2004 the Company purchased an officers’ liability insurance policy having a liability limit of $ 10 million, for all the officers per event and insurance period, subject to the payment of a deductible. In an extraordinary general meeting held on May 10, 2005 it was decided as follows: 1. The insurance coverage of the officers’ liability insurance policy will amount to no less than $ 20 million and no more than $ 30 million; 2. The annual premium shall not exceed $ 400 thousand; 3. The Company’s audit committee and Board of Directors shall determine the amount of the insurance coverage and the amount of the premium, after verifying that the amounts are reasonable under the circumstances of the matter taking into consideration the exposures of the Company and market conditions; 4. The Company’s audit committee and Board of Directors shall determine that any new policy meets the aforementioned conditions; 5. This framework decision is in effect until December 31, 2015. On May 10, 2005 the insurance policy was expanded to the amount of $ 20 million for all the officers per event and insurance period.

NETVISION LTD.
Notes to the Financial Statements
Note 27 — Balances and Transactions with Interested and Related Parties (cont.)
g.	Transactions with controlling shareholder or a party in which the controlling shareholder has a personal interest (Section 270(4) of the Companies Law) (cont.)
5.	Directors and officers liability insurance (cont.)

On January 25, 2007, as part of the Company’s liabilities in the framework of the acquisition transaction, the Company purchased Run Off type insurance, for a period of seven years from the determining date of the acquisition transaction (January 25, 2007), for directors and officers of 013 Netvision (then Barak) and 013 Netvision MCS (then Globecall), as they were at the time of signing the acquisition agreements, in respect pf insurance events that occurred before the determining date, at an insurance coverage of $ 20 million.

6.	Indemnity and release

On May 10, 2005 the Company’s general meeting approved providing an advance indemnity commitment to officers, as they are from time to time, including those who are considered controlling shareholders of the Group on the date of the decision or in the future, according to the conditions detailed in the release and indemnity letter.

Note 28 — Reconciliation between Reporting according to Israeli GAAP and Reporting according to IFRS
As stated in Note 2A, these are the Company’s first consolidated annual financial statements prepared in accordance with IFRS. The Company adopted IFRS for the first time in 2008 and therefore the date of transition to reporting according to IFRS is January 1, 2007. The Company prepared an opening balance for the date of transition from which it began reporting according to IFRS.
Before the adoption of IFRS, the Company prepared its financial statements according to Israeli GAAP. The Company’s last annual financial statements according to Israeli GAAP were prepared as at December 31, 2007 and for the year then ended.
Accordingly, the Company presents the following reconciliations between reporting according to Israeli GAAP and reporting according to IFRS as at January 1, 2007 (the date of transition to IFRS), as at December 31, 2007 and for the year then ended (the last financial statements prepared according to Israeli GAAP).
IFRS 1 regarding the first-time adoption of IFRS provides that in principle the adoption of IFRS in the opening balance as at the date of transition to IFRS will be made on a retroactive basis.
Reliefs from retroactive implementation of IFRS that were adopted by the Group
IFRS 1 states a number of matters that do not require retroactive implementation upon the transition to reporting according to IFRS. The Group has chosen to adopt the following reliefs:
Employee benefits
As part of the reliefs given by IFRS 1, the Company chose to recognize all of the net actuarial gains or losses accrued as at January 1, 2007, and recorded them in retained earnings.

NETVISION LTD.
Notes to the Financial Statements

Note 28 —	Reconciliation between Reporting according to Israeli GAAP and Reporting according to IFRS (cont.)
Business combinations
The Company has not retroactively applied IFRS 3, which discusses the subject of Business Combinations, and accordingly, goodwill and excess costs arising on business combinations that have taken place before January 1, 2007, with regard to the purchase of subsidiaries, affiliates and proportionately consolidated companies were not accounted for in accordance with IFRS 3, but were presented as before in accordance with Israeli GAAP.
Share-based payments
IFRS 2, which discusses share-based payment transactions, was not applied in respect of equity instruments that were granted and vested before the transition date. With regard to share-based payment transactions settled in cash, the Company elected not to apply IFRS 2 with regard to liabilities paid before the transition date.
Designation of financial asset
On January 1, 2007, the Company designated a financial asset (one that fulfils certain conditions pursuant to IAS 39, Financial Instruments: Recognition and Measurement ) to the group of financial instruments measured at fair value through profit or loss, since such a designation was not made at the initial date of recognition (i.e., on the date of acquiring the financial asset).
a.	Reconciliation of the balance sheets

		January 1, 2007			December 31, 2007
			Effect of			Effect of
		Israeli	transition		Israeli	transition
		GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS
	Note	NIS in thousands

Current assets
Cash and cash equivalents		17,027	(13,450)	3,577	95,515	—	95,515
Short-term deposits	8	77,560	—	77,560	37,937	—	37,937
Trade receivables		242,454	(144,389)	98,065	248,824	(3,654)	245,170
Other receivables	9, 2b	32,293	(14,785)	17,508	55,894	(4,223)	51,671
Inventory		8,558	(4,587)	3,971	8,616	—	8,616

		377,892	(177,211)	200,681	446,786	(7,877)	438,909

Non-current assets
Trade and long-term receivables	9	6,569	(5,681)	708	5,338	(3,045)	2,293
Rights to use lines of communication	9	—	103,051	103,051	—	207,173	207,173
Fixed assets, net	9	448,521	(378,852)	69,669	442,570	(276,259)	166,311
Goodwill	10	243,587	(237,940)	5,647	243,604	296,522	540,126
Other intangible assets, net	10	120,202	(113,847)	6,355	94,473	34,540	129,013
Deferred taxes	2	14,702	(8,974)	5,728	12,773	17,295	30,068

		833,581	(642,423)	191,158	798,758	276,226	1,074,984

Total assets		1,211,473	(819,634)	391,839	1,245,544	268,349	1,513,893

NETVISION LTD.
Notes to the Financial Statements

Note 28 —	Reconciliation between Reporting according to Israeli GAAP and Reporting according to IFRS (cont.)
a.	Reconciliation of the balance sheets (cont.)

		January 1, 2007			December 31, 2007
			Effect of			Effect of
		Israeli	transition		Israeli	transition
		GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS
	Note	NIS in thousands

Current liabilities
Credit from banks		163,634	(122,213)	41,421	32,713	—	32,713
Current maturities of long-term trade payables	9	49,760	(46,667)	3,093	44,367	(42,657)	1,710
Shareholders’ loans		14,610	(14,610)	—
Trade payables		268,267	(210,766)	57,501	254,560	—	254,560
Other payables	9,10	69,566	(13,697))	55,869	78,877	14,605	93,482

		565,837	(407,953)	157,884	410,517	(28,052)	382,465

Long-term liabilities
Debentures convertible to shares (Series A)	3a	66,192	43,608	109,800	52,795	19,223	72,018
Options (Series 1)	3b	—	17,478	17,478	—	11,573	11,573
Deferred income from rights to use lines of communication	9	—	—	—	—	67,752	67,752
Liabilities for employee benefits	5	15,715	(6,938)	8,777	18,417	(3,956)	14,461
Long-term liabilities		48,519	(46,788)	1,731	52,096	(44,385)	7,711

		130,426	7,360	137,786	123,308	50,207	173,515

Shareholders’ equity
Issued share capital		25,833	(12,193)	13,640	29,641	—	29,641
Share premium		573,341	(415,904)	157,437	714,145	267,630	981,775
Options (Series 1)		2,303	(2,303)	—	2,278	(2,278)	—
Accumulated loss	10	(99,793)	24,885	(74,908)	(46,114)	(7,673)	(53,787)
Capital reserve from employee benefit plan		6,369	(6,369)	—	5,823	(5,823)	—
Convertible feature of debentures		5,291	(5,291)	—	3,996	(3,996)	—

		513,344	(417,175)	96,169	709,769	247,860	957,629

Minority interest	10, 4d	1,866	(1,866)	—	1,950	(1,666)	284

Total shareholders’ equity		515,210	(419,041)	96,169	711,719	246,194	957,913

Total liabilities and equity		1,211,473	(819,634)	391,839	1,245,544	268,349	1,513,893

NETVISION LTD.
Notes to the Financial Statements

Note 28 —	Reconciliation between Reporting according to Israeli GAAP and Reporting according to IFRS (cont.)
b.	Reconciliation of the statements of operations

		Year ended December 31, 2007
			Effect of
		Israeli	transition to
		GAAP	IFRS	IFRS
	Note	NIS in thousands

Revenues	9	1,209,196	(62,108)	1,147,088

Cost of revenues	9	1,072,849	(48,129)	1,024,720

Gross profit		136,347	(13,979)	122,368

Selling and marketing expenses	4	47,199	(1,457)	45,742
General and administrative expenses	4	37,588	19,473	57,061
Impairment of intangible assets		26,543	—	26,543

Operating profit (loss)		25,017	(31,995)	(6,978)

Financing income	6	—	20,140	20,140
Financial expenses	6	(14,917)	(5,737)	(20,654)
Other income		36,317	3,265	39,582

Profit before taxes on income		46,417	(14,327)	32,090

Taxes on income (tax benefit)		(7,315)	20,000	12,685

Profit after taxes on income		53,732	(34,327)	19,405

Minority interest in profits of subsidiaries, net		(53)	53	—

Net income		53,679	(34,274)	19,405

Attributable to:
Equity holders of the Company		53,679	(34,527)	19,152
Minority interest		53	200	253

		53,732	(34,327)	19,405

NETVISION LTD.
Notes to the Financial Statements

Note 28 —	Reconciliation between Reporting according to Israeli GAAP and Reporting according to IFRS (cont.)
c.	Notes to the reconciliations
1.	Contingent liabilities and provisions for legal claims

In accordance with Israeli GAAP, the Company recognized a provision for legal claims if it is probable that the Company’s economic resources will be used to dispose of the commitment. Furthermore, the provision was measured on the basis of the full value of the amount at which the claim is expected to be settled.

According to the provisions of IAS 37 — “Provisions, Contingent Liabilities and Contingent Assets”, the Company recognized a provision in respect of these claims when it is more likely than not that the Company will be required to use economic resources to dispose of the commitment. Furthermore, when the value of time is material, the provision is measured at its present value.

2.	Deferred taxes

In accordance with Israeli GAAP, deferred taxes expected to be realized in the short term were presented under other receivables and their balance as at January 1, 2007 and December 31, 2007 amounted to NIS 5,728 thousand and NIS 37,295 thousand, respectively.

Upon the transition to reporting in accordance with IFRS, according to IAS 12, “Income Taxes”, the Company has created a balance of deferred taxes totalling NIS 35,436 thousand. In the allocation of the excess cost in respect of the purchase of the subsidiary, this balance was amortized in 2007, and as at December 31, 2007 amounted to NIS 19,422 thousand. The Company has not created an additional tax asset in 2007 in accordance with IFRS. As at January 1, 2007 and December 31, 2007, the Company has classified balances of NIS 5,728 thousand and NIS 17,295 thousand, respectively, to deferred taxes under the category of non-current assets.

3.	Options, convertible debentures and allocation of the proceeds in the issuance of a parcel of securities
a)	Convertible debentures

As described in Note 14 regarding the replacement of the convertible debentures, until the date of the replacement the Company had Series A debentures that were convertible into ordinary shares of the Company at a conversion price that was linked to the CPI. In accordance with the transitional provisions of Accounting Standard No. 22 of the Israel Accounting Standards Board, Financial Instruments: Disclosure and Presentation (hereinafter: “Standard 22”), the said Series A debentures constitute a compound financial instrument that includes a liability component as well as an equity component. Accordingly, the proceeds received in the issue of the debentures were split between these components in accordance with the provisions of Standard 22.

NETVISION LTD.
Notes to the Financial Statements

Note 28 —	Reconciliation between Reporting according to Israeli GAAP and Reporting according to IFRS (cont.)
c.	Notes to the reconciliations (cont.)
3.	Options, convertible debentures and allocation of the proceeds in the issuance of a parcel of securities (cont.)
a)	Convertible debentures (cont.)

According to IAS 32, Financial Instruments: Presentation, since the conversion component is linked to the Israeli CPI, and is not fixed in NIS terms (the Company’s functional currency), the conversion feature constitutes a financial liability and not an equity component. The conversion feature is measured in accordance with IAS 39, Financial Instruments: Recognition and Measurement, on the basis of its fair value, with changes in the fair value of this component being carried to the statement of operations at each reporting period.

With the transition to reporting according to IFRS, as at January 1, 2007, the liabilities presented as convertible Series 1 debentures increased by NIS 43,608 thousand, and the equity component that was allocated to this instrument in accordance with Standard 22 in the amount of NIS 5,291 thousand, was cancelled, against a reduction of NIS 38,317 thousand in the balance of retained earnings.

In 2007, the Company recorded financing income in the amount of NIS 10,585 thousand from the remeasurement to fair value of the liabilities presented as debentures convertible to shares, and recorded an amount of NIS 27,197 thousand under share premium as a result of the exercise of NIS 17,452 thousand par value of debentures for shares.

b)	Options

According to Israeli GAAP, pursuant to the provisions of Standard 22 of the Israel Accounting Standards Board, the consideration of NIS 2,303 thousand, which was allocated to options, with an exercise price linked to the Israeli CPI, was presented as part of equity.

In accordance with IAS 32, Financial Instruments: Presentation, these options constitute a financial liability, as their exercise price is not fixed, and therefore, they are presented within liabilities. The measurement of the liability is in accordance with IAS 39, Financial Instruments: Recognition and Measurement, and accordingly, the options are stated at fair value at each balance sheet date, with changes in fair value being carried to the statement of operations. See Note 15 of the financial statements for more details regarding the change in the terms of the Company’s options by which the exercise price is not linked to the CPI.

With the transition to reporting in accordance with IFRS, as at January 1, 2007, the consideration in respect of the options in the amount of NIS 2,303 thousand, which was included as part of equity, was recognized as a long-term liability totalling NIS 17,478 thousand, representing the fair value of the options at the transition date. The difference of NIS 15,175 thousand is carried to retained earnings.

NETVISION LTD.
Notes to the Financial Statements

Note 28 —	Reconciliation between Reporting according to Israeli GAAP and Reporting according to IFRS (cont.)
c.	Notes to the reconciliations (cont.)
3.	Options, convertible debentures and allocation of the proceeds in the issuance of a parcel of securities (cont.)
b)	Options (cont.)

During 2007, the Company recorded financing income in the amount of NIS 5,706 thousand from the remeasurement of the liabilities to fair value and carried NIS 199 thousand to share premium as a result of the exercise of 9,755 options to shares.

c)	Issuance of parcel of securities

In accordance with Israeli GAAP, pursuant to the provisions of Standard 22 of the Israel Accounting Standards Board, the Company split the consideration from the issuance of a parcel of shares, options and debentures according to the average proportionate value of the parcel’s components in the first three trading days after the date of the issuance.

Upon the transaction to IFRS, in accordance with IAS 32, “Financial Instruments: Presentation”, the consideration received from the issuance of a parcel of securities is allocated at first to financial liabilities measured at fair value each period, and then to financial liabilities measured only upon initial recognition at fair value, and the residual amount is allocated to the component of shares that is classified as an equity instrument. Allocation of the value is performed on the first trading day and not on the basis of the first three trading days as was the practice until then in Israel.

4.	Business combinations
a.	Accounting treatment of the merger transaction

In the financial statements of the Company according to Israeli GAAP the merger transaction was accounted for in accordance with SAB 2-10 of the Securities Authority using a method similar to the pooling of interest method. In accordance with this method the assets and liabilities of Barak and Globecall were initially consolidated in the Company’s consolidated financial statements at their value in the consolidated financial statements of the controlling shareholders. The merger transactions were accounted for using the same method en bloc, together with the minority interest in Barak, due to the existence of voting agreements between the controlling shareholders.

The financial statements of the Company for prior periods were restated in order to reflect therein the combination of businesses, as if it were effected on the day on which Barak and Globecall came under the control of the controlling shareholder, at the actual shareholding percentages in these companies by the controlling shareholder in the companies presented.

NETVISION LTD.
Notes to the Financial Statements

Note 28 —	Reconciliation between Reporting according to Israeli GAAP and Reporting according to IFRS (cont.)
c.	Notes to the reconciliations (cont.)
4.	Business combinations (cont.)
a.	Accounting treatment of the merger transaction (cont.)

In accordance with IFRS, the most appropriate method of accounting for the merger transaction was examined. According to IFRS 3, which discusses business combinations, the Company is required to account for all business combinations falling in the scope of the Standard by means of the purchase method. In accordance with this method, the assets and liabilities of the acquired entity are measured according to their fair value at the purchase date.

As a consequence of adopting the purchase method for accounting for the transaction, the Company cancelled the restatement of the prior periods in the financial statements pursuant to IFRS and these statements are presented as published before their restatement, and in accordance with the adjustments required in order to present them according to IFRS.

In addition, balances of excess cost, which were recorded at their value in the books of the controlling shareholders, were cancelled. The cost of the investment was recalculated using the purchase method and the excess of the cost of proceeds over the shareholders’ equity of the acquired companies was allocated accordingly.

The balances of the excess of cost allocated to identifiable intangible assets (customer database and brand) according to IFRS amount to NIS 158.5 million and NIS 91.7 million as at January 25, 2007 (date of purchase) and December 31, 2007, respectively, compared to balances of NIS 108.7 million and NIS 57.1 million according to Israeli GAAP.

In addition, according to IFRS, negative excess cost in the amount of NIS 26 million and NIS 15.3 million as at January 25, 2007 (date of purchase) and December 31, 2007, respectively, was allocated in respect of fixed assets and the purchase of rights to use lines of communication.

The amortization of excess costs in the year ended December 31, 2008 was NIS 53.1 million in accordance with IFRS compared to NIS 49.4 million in accordance with Israeli GAAP.

Presented hereunder are the effects on the financial statements for January 1, 2007 of the cancellation of the pooling of interest method:

NETVISION LTD.
Notes to the Financial Statements

Note 28 —	Reconciliation between Reporting according to Israeli GAAP and Reporting according to IFRS (cont.)
c.	Notes to the reconciliations (cont.)
4.	Business combinations (cont.)
a.	Accounting treatment of the merger transaction (cont.)

The effects on the financial statements as at January 1, 2007 of the cancellation of the pooling of interest method are as follows:

January 1
2007
NIS in thousands

Current assets
Cash and cash equivalents	13,450
Trade receivables	144,389
Other receivables	21,989
Inventory	4,587

184,415

Non-current assets
Long-term trade and other receivables	5,861
Fixed assets, net	236,434
Goodwill	237,940
Other intangible assets, net	113,847
Deferred taxes	14,702

608,784

Total assets	793,199

NETVISION LTD.
Notes to the Financial Statements

Note 28 —	Reconciliation between Reporting according to Israeli GAAP and Reporting according to IFRS (cont.)
c.	Notes to the reconciliations (cont.)
4.	Business combinations (cont.)
a.	Accounting treatment of the merger transaction (cont.)

January 1
2007
NIS in thousands

Current liabilities
Credit from banks and other credit providers	122,213
Current maturities of long-term trade payables	30,825
Shareholders’ loans	14,610
Trade payables	210,766
Other payables	17,594

396,008

Long-term liabilities
Liabilities for employee severance benefits	5,322
Long-term trade payables	37,151

42,473

Shareholders’ equity
Issued share capital	12,193
Share premium	415,904
Retained earnings (accumulated loss)	(74,928)
Capital reserve from employee benefit plan	1,549

Total shareholders’ equity	354,718

793,199

NETVISION LTD.
Notes to the Financial Statements

Note 28 —	Reconciliation between Reporting according to Israeli GAAP and Reporting according to IFRS (cont.)
c.	Notes to the reconciliations (cont.)
4.	Business combinations (cont.)
b.
In accordance with Israeli GAAP, the balance of goodwill arising on the purchase of a company in a business combination was amortized from the date of purchase through December 31, 2005. On January 1, 2006, the amortization of the goodwill was discontinued, in accordance with Accounting Standard No. 20 (amended) of the Israel Accounting Standards Board, which discusses the accounting treatment of goodwill and intangible assets in the purchase of an investee company.

According to the provisions of IFRS 1, the Company chose a relief whereby the business combinations that took place through the transition date for reporting according to IFRS were not amended In accordance with the said relief the value of the goodwill at the transition date was determined according to its value pursuant to Israeli GAAP at that date.

The balance of the goodwill recorded by the Company from the purchase of significant subsidiaries (the merger transaction), which was accounted for according to Israeli GAAP using a method similar to the pooling of interest method, was NIS 240,131 thousand as at December 31, 2008.

According to IFRS, the merger transaction was accounted for using the purchase method, and the cost of acquisition was calculated according to the value of the shares issued to the controlling shareholders in the acquired companies at the closing date. The balance of goodwill created at the acquisition date pursuant to IFRS standards was NIS 560,776 thousand.

In addition, in accordance with International Accounting Standard IAS 36 — “Impairment of Assets”, the Company is required to examine impairment of goodwill at the transition date, even in the absence of an indication of impairment.

In the examination of impairment pursuant to Israeli GAAP, the Company reached the conclusion that there had been no impairment of goodwill. With the transition to reporting according to IFRS, as at December 31, 2007, goodwill impairment in the amount of NIS 25,200 thousand was carried to retained earnings.

c.
In accordance with Israeli GAAP, the minority interests in the purchase of a subsidiary are calculated at the book value of the subsidiary’s assets and liabilities and stated after the liabilities and before shareholders’ equity.

Pursuant to the provisions of IFRS 3, “Business Combinations”, the Group will recognize the minority interests at the purchase date, in the amount of the minority’s share in the full fair value of the assets and liabilities of a subsidiary at the purchase date, against the presentation of the said assets and liabilities in the balance sheet at that date in their full fair value. The goodwill at the purchase date will continue to be calculated on the basis of the difference between the purchase cost and the Company’s share of the fair value of the net assets and liabilities of the subsidiary, as calculated according to Israeli GAAP.

NETVISION LTD.
Notes to the Financial Statements

Note 28 —	Reconciliation between Reporting according to Israeli GAAP and Reporting according to IFRS (cont.)
c.	Notes to the reconciliations (cont.)
4.	Business combinations (cont.)
d.
In accordance with Israeli GAAP, minority interests are stated in the Company’s balance sheets after liability items and before equity items, and in the consolidated statements of operations as an expense for the purpose of determining the Group’s consolidated net income. According to the provisions of IAS 1, “Presentation of Financial Statements”, the Company presents minority interests in the consolidated balance sheets within its equity, and the minority’s share is not deducted from the Group’s net income.

5.	Employee benefits

In accordance with Israeli GAAP, the liability in respect of employee severance benefits was measured on the basis of the product of the number of years of employment and the employee’s last monthly salary at each balance sheet date, according to the “shut-down” method, and amounts funded for severance pay are measured according to their redemption value at each balance sheet date.

Pursuant to IAS 19, “Employee Benefits”, the Company’s severance pay plan is considered a defined benefit plan, and the Company is therefore required to present the liability for employee severance benefits on an actuarial basis. The actuarial calculation takes into account future salary increases and the employee turnover rate, on the basis of an estimate of the timing of the payment.

The amounts are presented on the basis of discounted expected future cash flows, at the interest rates on Government debentures, whose redemption date is close to the period of the severance pay obligations.

Pursuant to the provisions of IFRS 1, the Company chose a relief whereby it recognized all actuarial net gains and losses as at January 1, 2007.

With the transition to reporting according to IFRS, the balance of the employee severance pay liability was reduced by NIS 1,615 thousand as at January 1, 2007 and by NIS 3,956 thousand as at December 31, 2007.

6.	Financing income and expenses

In accordance with Israeli GAAP the financing expenses and income were presented on a net basis in the statement of operations. In accordance with IFRS, financing expenses and financing income are presented separately in the statement of operations, and therefore financing expenses in the amount of NIS 20,654 thousand and financing income in the amount of NIS 20,140 thousand were presented in the financial statements for the year ended December 31, 2007.

NETVISION LTD.
Notes to the Financial Statements

Note 28 —	Reconciliation between Reporting according to Israeli GAAP and Reporting according to IFRS (cont.)
c.	Notes to the reconciliations (cont.)
7.	Share-based payments

In accordance with the provisions of Accounting Standard No. 24 of the Israel Accounting Standards Board, Share-Based Payments, the Company had recognized, pursuant to the transitional provisions set forth therein, a benefit in respect of grants to employees only with respect to share-based payment transactions settled in equity instruments that were executed after March 15, 2005 and have not yet vested as at January 1, 2007.

With the transition to reporting according to IFRS, the Company applies the provisions of IFRS 2, Share-Based-Payments, which provides that the benefit should be measured also with respect to grants of such equity instruments executed before March 15, 2005 but after November 7, 2002 that have not yet vested as at January 1, 2007.

Expenses in respect of share-based payments, which were carried in the financial statements in accordance with Israeli GAAP to capital reserves, have been classified to retained earnings. In accordance with the abovementioned, as at January 1, 2007 and December 31, 2007, NIS 4,820 thousand and NIS 5,823 thousand, respectively, have been classified from the capital reserve from employee benefit plans to retained earnings.

In respect of the said equity instruments, in the year ended December 31, 2007, the Company recognized additional salary expenses totalling NIS 971 thousand with a corresponding increase in retained earnings. The net effect on retained earnings is zero.

8.	Financial instruments

In accordance with Israeli GAAP, securities are classified into two categories: “permanent investments”, which are stated at cost, or “current investments”, which is stated at fair value, with changes in the fair value being carried to the statement of operations.

Pursuant to IAS 39 — “Financial Instruments: Recognition and Measurement”, the accounting treatment of financial instruments is based on their classification to one of the following groups:
•	Financial assets or financial liabilities measured at fair value through profit or loss.
•	Loans and debit balances.
•	Available for sale financial assets
•	Investments held to maturity.
9.	Purchase of user-rights in communication lines
a.	Purchase of rights for own use

In accordance with Israeli GAAP, agreements of this type are accounted for as a finance lease, and accordingly the balance sheet includes the assets to which they relate under the fixed assets category and an appropriate liability to communication suppliers.

NETVISION LTD.
Notes to the Financial Statements
Note 28 — Reconciliation between Reporting according to Israeli GAAP and Reporting according to IFRS (cont.)
c.	Notes to the reconciliations (cont.)
9.	Purchase of user-rights in communication lines (cont.)
a.	Purchase of rights for own use (cont.)

Pursuant to IFRS, the nature of the rights according to IAS 38 was examined and it was found that these rights constitute an intangible asset. As a result of the aforesaid, the Company cancelled the liability to the communication suppliers and stated the balance of the asset in respect of rights to use lines of communication (that was previously recorded as fixed assets) according to the amounts actually paid These amounts will be amortized over the period of the agreement or the useful life of the rights as before. Foreign exchange differences in respect of balances of trade payables were cancelled against the balance of retained earnings.

The effect on the balance sheet balances as at January 1, 2007 and December 31, 2007 as a result of the transition to IFRS is:
•	A reduction in the item of fixed assets totalling NIS 142,418 thousand and NIS 273,459 thousand as at January 1, 2007 and December 31, 2007, respectively.
•	A reduction in trade payables, including current maturities totalling NIS 25,479 thousand and NIS 84,666 thousand as at January 1, 2007 and December 31, 2007, respectively.
•	An increase in other payables in the amount of NIS 2,376 thousand as at December 31, 2007.
•	A reduction in retained earnings totalling NIS 2,408 thousand and NIS 10,802 thousand as at January 1, 2007 and December 31, 2007, respectively.
This against an increase in the following items:
•	Use rights, as part of short-term receivables and debit balances, in the amount of NIS 11,481 thousand and NIS 26,357 thousand as at January 1, 2007 and December 31, 2007, respectively.
•	Rights to use lines of communication in the amount of NIS 103,051 thousand and NIS 151,634 thousand as at January 1, 2007 and December 31, 2007, respectively.
b.	Purchase of rights for their sale:

Pursuant to IFRS, the sale of a user right to a third party and the receipt of proceeds in advance in respect of this future right constitute deferred income, which will be recognised over the outstanding period of the contract. As noted above, the expenses related to the purchase of these user rights will also be spread over the period of use of these user rights.

NETVISION LTD.
Notes to the Financial Statements

Note 28 —	Reconciliation between Reporting according to Israeli GAAP and Reporting according to IFRS (cont.)
c.	Notes to the reconciliations (cont.)
9.	Purchase of user-rights in communication lines (cont.)
b.	Purchase of rights for their sale (cont.):
The effect on balance sheet items is as follows:
•	A decrease in trade receivables in the amount of NIS 3,654 thousand as at December 31, 2007.
•	A decrease in long-term trade and other receivables in the amount of NIS 3,045 thousand as at December 31, 2007.
•	A decrease in retained earnings in respect of the profit not yet realized on these transactions in the amount of NIS 6,951 thousand as at December 31, 2007.
This against an increase in the following items:
•	Deferred income, under the item of short-term other payables, in the amount of NIS 7,255 thousand as at December 31, 2007.
•	Long-term deferred income in respect of the sale of rights to use lines of communication in the amount of NIS 67,752 thousand as at December 31, 2007.
•	Rights to use lines of communication, under short-term other receivables, in the amount of NIS 6,716 thousand as at December 31.
•	Rights to use lines of communication in the amount of NIS 68,038 thousand as at December 31.
10.	Put option granted to minority shareholders

In accordance with IFRS, a liability is recognized in respect of the put option granted by the Company to the minority shareholders of a subsidiary according to the fair value of the payment. Revaluation of the liability in respect of the time component is reflected in financing expenses, and the Company includes in its income its share in the income of the subsidiary while taking the put option into consideration. Revaluation of the liability in respect of other changes is recognized against goodwill.

The effect of the transition to IFRS on the Company is as follows:
•
An increase in the liability in respect of the put option to the minority in a subsidiary in the amount of NIS 3,897 thousand and NIS 4,974 thousand as at January 1, 2007 and December 31, 2007, respectively.

•	An increase in the balance of goodwill in the amount of NIS 1,077 thousand as at December 31, 2007.
•	A decrease in the minority interest in the amount of NIS 2,259 thousand as at January 1, 2007 and December 31, 2007, respectively.
•	A decrease in retained earnings in the amount of NIS 1,638 thousand as at January 1, 2007 and December 31, 2007.

NETVISION LTD.
Notes to the Financial Statements
Note 29 — Condensed Data Relating to the Separate Financial Statements of the Company
Balance sheets

	December 31
	2008	2007
	NIS in thousands

Current assets
Cash and cash equivalents	20,577	60,614

	20,577	60,614

Non-current assets
Loans to subsidiaries	95,707	70,084
Investment in subsidiaries and proportionately consolidated companies	897,867	915,620

	993,574	985,704

	1,014,151	1,046,318

Current liabilities
Other payables	15,360	11,482
Current maturities of convertible debentures (Series B)	16,556	—

	31.916	11,482

Long-term liabilities
Convertible debentures (Series A)	—	72,018
Convertible debentures (Series B)	30,344	—
Options (Series 1)	—	11,573
Employee benefits	1,480	2,097

	31,824	85,688

Equity
Share capital	30,086	29,641
Share premium	998,556	981,775
Options (Series 1)	9,727	—
Convertible feature of debentures (Series B)	8,206	—
Retained earnings (accumulated loss)	(96,164)	(62,268)

Total equity	950,411	949,148

	1,014,151	1,046,318

NETVISION LTD.
Notes to the Financial Statements

Note 29 —	Condensed Data Relating to the Separate Financial Statements of the Company (cont.)
Statements of operations

	Year ended December 31
	2008	2007
	NIS in thousands

Revenues	—	209,133

Cost of revenues	—	176,453

Gross profit	—	32,680

Selling and marketing expenses	—	13,068

General and administrative expenses	6,661	22,597

Impairment of investment in subsidiaries and proportionately consolidated companies	42,487	34,954

Operating loss	(49,148)	(37,939)

Financing income	14,612	23,549

Financing expenses	(3,970)	(5,542)

Other income, net	21	43,031

Profit (loss) before taxes on income	(38,485)	23,099

Taxes on income	—	12,430

Net income (loss)	(38,485)	10,669

Statements of recognized income and expense

	Year ended December 31
	2008	2007
	NIS in thousands

Defined benefit plan actuarial losses, net	(277)	—

Total expenses recognized directly in equity	(277)	—

Net income (loss)	(38,485)	10,699

Total recognized income (expense)	(38,762)	10,699

NETVISION LTD.
Notes to the Financial Statements

Note 29 —	Condensed Data Relating to the Separate Financial Statements of the Company (cont.)
Changes in equity

					Convertible	Retained
					feature of	earnings
	Number	Share	Share	Options	debentures	(accumulated
	of shares	capital	premium	(Series 1)	(Series B)	loss)	Total
	NIS in thousands

Balance as of January 1, 2008	28,758,986	29,641	981,775	—	—	(62,268)	949,148
Salary benefit in respect of employee options
Equity component of convertible debentures	—	—	—	—	—	7,066	7,066
(see Note 14C)	—	—	—	—	9,574	—	9,574
Conversion of debentures into shares
Classification of liability in respect of options	293,335	293	11,559	—	(1,368)	—	10,484
(Series 1) (see Note 15)	—	—	—	9,971	—	—	9,971
Exercise of share options (Series 1)	21,751	22	949	(244)	—	—	727
Exercise of employee share options	129,248	130	4,273	—	—	(2,200)	2,203
Defined benefit plan actuarial losses, net	—	—	—	—	—	(277)	(277)
Net loss	—	—	—	—	—	(38,485)	(38,485)

Balance as of December 31, 2008	29,203,320	30,087	998,556	9,727	8,206	(96,164)	950,411

Balance as of January 1, 2007	12,759,149	13,640	157,437	—	—	(74,906)	96,171
Issuance of share capital (net of issuance expenses)	14,812,887	14,813	784,014	—	—	—	798,827
Salary benefit in respect of employee options	—	—	—	—	—	5,003	5,003
Conversion of debentures into shares	545,389	545	26,650	—	—	—	27,195
Exercise of share options (Series 1)	9,755	10	508	—	—	—	518
Exercise of employee share options	631,806	633	13,166	—	—	(3,034)	10,765
Net income	—	—	—	—	—	10,669	10,669

Balance as of December 31, 2007	28,758,986	29,641	981,775	—	—	(62,268)	949,148

NETVISION LTD.
Notes to the Financial Statements

Note 29 —	Condensed Data Relating to the Separate Financial Statements of the Company (cont.)
Statements of cash flows

	Year ended December 31
	2008	2007
	NIS in thousands

Cash flows from operating activities
Net income (loss)	(38,485)	10,669
Adjustments to reconcile net income (loss) to net cash flows from operating activities (A)	31,473	12,038

Net cash from (used in) operating activities	(7,012)	22,707

Cash flows from investing activities
Purchase of fixed assets	—	(15,580)
Purchase on intangible assets	—	(1,568)
Cash used in transfer of operation to subsidiary (B)	—	(2,968)
Proceeds from realization of deposits and marketable securities	—	18,526
Proceeds from sale of fixed assets	—	2,464
Proceeds from sale of investment in former subsidiary (C)	305	(324)

Net cash from investing activities	305	550

Cash flows from financing activities
Issuance of share capital (net of issuance expenses)	—	112,487
Exercise of options and employee options	2,930	11,089
Repayment of short-term shareholders’ loans	—	—
Repayment of long-term bank loans	—	—
Loans granted to subsidiaries and proportionately consolidated companies	(36,260)	(58,475)
Short-term bank credit, net	—	(29,491)

Net cash from (used in) financing activities	(33,330)	35,610

Increase (decrease) in cash and cash equivalents	(40,037)	58,867

Balance of cash and cash equivalents at the beginning of the year	60,614	1,747

Balance of cash and cash equivalents at the end of the year	20,577	60,614

NETVISION LTD.
Notes to the Financial Statements

Note 29 —	Condensed Data Relating to the Separate Financial Statements of the Company (cont.)
Statements of cash flows (cont.)

	Year ended December 31
	2008	2007
	NIS in thousands

A. Adjustments to reconcile net income (loss) to net cash flows from operating activities

Income and expenses not involving cash flows:
Depreciation and amortization	—	35,910
Salary benefit in respect of employee options	(894)	1,457
Revaluation of loans granted to subsidiaries	(6,019)	(4,205)
Revaluation of short-term deposits and securities	—	(2,314)
Revaluation of convertible debentures (Series A)	(5,151)	(10,586)
Amortization of discount on convertible debentures (Series B)	91	—
Increase in value of options (Series 1), net	(1,602)	(5,706)
Decrease in liabilities for employee benefits, net	—	3,628
Impairment of assets and investment in subsidiaries and proportionately consolidated companies	42,487	34,954
Capital gain	(21)	(44,307)

	28,891	8,831

Changes in asset and liability items:
Increase in trade receivables	—	(10,070)
Decrease in other receivables	—	328
Decrease in inventory of purchased products	—	1,718
Decrease in trade payables	—	7,860
Increase in other payables	2,582	13,109
Decrease in long-term trade payables	—	(121)
Payment for rights to use lines of communication	—	(9,615)

	2,582	3,207

	31,473	12,038

B. Cash used in transfer of operation to subsidiary

Assets and liability of the subsidiaries at the date of sale:
Working capital (excluding cash and cash equivalents)	—	54,555
Non-current assets	—	174,874
Long-term liabilities	—	(12,842)
Investment	—	(222,281)
Capital gain	—	(2,725)

	—	(2,968)

NETVISION LTD.
Notes to the Financial Statements

Note 29 —	Condensed Data Relating to the Separate Financial Statements of the Company (cont.)
Statements of cash flows (cont.)

	Year ended December 31
	2008	2007
	NIS in thousands

C. Cash used in transfer of operation to subsidiary

Assets and liabilities of the consolidated operation at the date of purchase:

Working capital (excluding cash and cash equivalents)	—	(12,433)
Non-current assets	—	2,060
Long-term liabilities	—	(762)
Investment	284	(30,771)
Capital gain	21	41,582

	305	(324)

D. Material non-cash transactions

Conversion of debentures into shares	10,484	27,195

Issuance of capital against investment	—	686,338

Classification of equity component of debentures convertible into equity	9,574	—

Classification of receipts on account of options (Series 1) from liabilities to equity	9,971	—

	Year ended December 31
	2008	2007
	NIS in thousands

E. Additional information on cash flows

Cash paid during the period in respect of:

Interest	2,783	3,150

Taxes on income	—	5,213

Cash received during the period in respect of:

Interest	1,065	2,454

NETVISION LTD.
Notes to the Financial Statements

Note 29 —	Condensed Data Relating to the Separate Financial Statements of the Company (cont.)
Statements of cash flows (cont.)
The accounting policies that were applied in the condensed data presented above are identical to the accounting policies applied in the consolidated financial statements as detailed in Note 2, other than the following:
•	The accounting treatment of investments in shares of investee companies — in accordance with IAS 27

When only data of the parent company is presented (“stand-alone”), investments in shares of subsidiaries and jointly controlled companies are presented on a cost basis or at fair value in accordance with IAS 39 and not according to the equity method. The Company has chosen to account for these investments on a cost basis and therefore the investments in the shares of subsidiaries and jointly controlled companies were presented at cost.

•	Impairment was tested with respect to each investment according to that stated in Note 2p.
Note 30 — Subsequent Events
On March 9, 2009 the Company’s Board of Directors resolved to distribute a cash dividend in the amount of NIS 90 million. The distribution is a permitted distribution according to the provisions of the Companies Law. As at the date of the financial statements, the dividend has not yet been paid.

NETVISION LTD.
Notes to the Financial Statements

Note 31 —	Effect of differences between International Financial Reporting Standards (“IFRS”) and US GAAP in the consolidated financial statements
The financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ in certain respects from those applicable in the United States of America (U.S. GAAP). The differences which affect the balance sheets, statements of operations and shareholders’ equity and statements of cash flows relate principally to the following items:
a.	Reconciliation of consolidated balance sheets from IFRS to U.S GAAP:

		December 31, 2008			December 31, 2007
		NIS In thousands
		As		As per	As		As per
	Note 32	reported	Adjustment	U.S. GAAP	reported	Adjustment	U.S. GAAP
		Audited			Unaudited
Current assets
Cash and cash equivalents	H	230,866	(906)	229,960	95,515	(918)	94,597
Short-term investments		—	—	—	37,937	—	37,937
Trade receivables	H	290,077	(4,450)	285,627	245,170	(7,075)	238,100
Other receivables	H	42,007	(6,326)	35,681	51,671	12,507	64,178
Inventory of purchased products	H	6,543	(3)	6,540	8,616	(5)	8,611

		569,493	(11,685)	557,808	438,909	4,514	443,423

Long-term receivables
Deferred taxes		32,714	—	32,714	30,068	(17,295)	12,773
Long-term receivables and debit balances	H	4,306	(168)	4,138	2,293	(112)	2,181

		37,020	(168)	36,852	32,361	(17,407)	14,954

Investments in subsidiaries	B, H	—	3,831	3,831	—	758	758

Fixed assets
Cost	H	924,165	(4,620)	919,545	851,862	(3,263)	848,599
Accumulated depreciation	H	743,722	(1,639)	742,083	685,551	(945)	684,606

		180,443	(2,981)	177,462	166,311	(2,318)	163,993

Intangible assets	E, F G, H	610,710	(242,582)	368,128	669,139	(256,482)	412.657

Rights to use lines of communication		229,203	—	229,203	207,173	—	207,173

		1,626,869	(253,585)	1,373,284	1,513,893	(270,935)	1,242,958

Current liabilities
Short-term bank credit	H	85,819	(312)	85,507	32,713	(316)	32,397
Current maturities of long-term liabilities		3,179	—	3,179	1,710	—	1,710
Trade payables	H	216,820	(1,533)	215,287	254,560	(1,958)	252,602
Other payables	E, H	112,234	(11,645)	100,589	93,482	(9,892)	83,590
Current maturities of convertible debentures (Series B)	D	16,556	732	17,288	—	—	—

		434,608	(12,758)	421,850	382,465	(12,166)	370,299

Long-term liabilities
Convertible debentures (Series A)		—	—	—	72,018	(11,756)	60,262
Convertible debentures (Series B)	D	30,344	1,141	31.485	—	—	—
Deferred income in respect of rights to use lines of communication		64,136	—	64,136	67,752	—	67,752
Long-term trade payables		5,964	—	5,964	7,711	—	7,711
Warrants (series 1)		—	—	—	11,573	—	11,573
Accrued severance pay, net	B, H	16,155	7,219	23,374	14,461	3,539	18,000
Employee benefit liability		—	1,100	1,100	—	3,748	3,748

Contingent liabilities, commitments and guarantees		116,599	9,460	126,059	173,515	(4,469)	169,046

Minority interest	B, E, G	—	8,951	8,951	284	8,294	8,578

Shareholders’ equity	B, C, D, E, F, G, H	1,075,662	(259,238)	816,424	957,913	(262,878)	695,035

		1,626,869	(253,585)	1,373,284	1,513,893	(270,935)	1,242,958

NETVISION LTD.
Notes to the Financial Statements

Note 31 —	Effect of differences between International Financial Reporting Standards (“IFRS”) and US GAAP in the consolidated financial statements (cont.)
b.	Reconciliation of consolidated profit and loss from IFRS to U.S GAAP:

		Year ended December 31, 2008			Year ended December 31, 2007
		NIS In thousands
		As		As per	As		As per
	Note 32	reported	Adjustment	U.S. GAAP	reported	Adjustment	U.S. GAAP

Revenues	H	1,234,584	(13,693)	1,220,891	1,147,088	(19,779)	1,127,309

Cost of revenues	B, C, H	981,822	(22,405)	959,417	1,024,720	24,407	1,001,158

Gross profit		252,762	8,712	261,474	122,368	3,783	126,151

Selling and marketing expenses	H	52,108	(3,825)	48,283	45,742	(922)	44,820

General and administrative expenses	B, C, H	75,118	710	75,828	57,061	3,349	60,410

Impairments of intangible assets	F,H	14,143	(14,143)	—	26,543	(26,543)	—

Operating profit		111,393	25,970	137,363	(6,978)	28,899	20,921

Financial income	B, D E, H	10,733	2,283	13,016	20,140	(13,088)	7,132

Financial expenses	B, D E, H	(19,395)	(5,961)	(25,356)	(20,654)	972	(19,682)

Other income, net		382	—	382	39,582	(39,656)	74

Profit before taxes on income		103,113	22,292	125,405	32,090	(23,645)	8,445

Taxes on income		16,359	—	16,359	12,685	—	12,685

Profit (loss) after taxes on income		86,754	22,292	109,046	19,405	(23,645)	(4,240)

Equity in earnings of affiliated company		—	(14,946)	(14,946)	—	(6,866)	(6,866)

Net income		86,754	7,346	94,100	19,405	(30,511)	(11,106)

Attributable to:
Equity holders of the company		86,754	6,976	93,730	19,152	(30,511)	(11,359)
Minority interest	B, E, H	—	370	370	253	—	253

		86,754	7,346	94,100	19,405	(30,511)	(11,106)

Net income (loss) per share (in reported NIS)

Basic net income (loss)		2.99	0.24	3.23	0.75	(1.19)	(0.44)

Diluted net income (loss)		2.70	0.33	3.03	0.16	(0.80)	(0.64)

NETVISION LTD.
Notes to the Financial Statements

Note 31 —	Effect of differences between International Financial Reporting Standards (“IFRS”) and US GAAP in the consolidated financial statements (cont.)
c.	Reconciliation of the statements of change in shareholders’ equity from IFRS to U.S. GAAP

	December 31, 2008			December 31, 2007
	NIS In thousands
	As		As per	As		As per
	reported	Adjustment	U.S. GAAP	reported	Adjustment	U.S. GAAP

Ordinary shares	30,086	—	30,086	29,641	—	29,641

Share premium	998,556	(256,846)	741,710	981,775	(254,000)	727,775

Warrants (series 1)	9,727	—	9,727	—	—	—

Convertible feature of debentures (series B)	8,206	(8,206)	—	—

Stock-based compensation	—	6,635	6,635	—	3,082	3,082

Retained earning (accumulated loss)	29,087	(821)	28,266	(53,787)	(11,676)	(65,463)

Total	1,075,662	(259,238)	816,424	957,629	(262,594)	695,035

d.	Reconciliation of the statements of consolidated cash flows from IRFS to U.S. GAAP

		December 31, 2008			December 31, 2007
		NIS In thousands
		As		As per	As		As per
	Notes	reported	Adjustment	U.S. GAAP	reported	Adjustment	U.S. GAAP

Net cash flows provided by operating activities		143,424	13,999	157,423	129,470	(6,016)	123,454
Cash flows used in investing activities		(64,110)	(13,991)	(78,101)	(13,574)	5,414	(8,160)
Cash flows from (used in) financing activities		56,037	4	56,041	(23,958)	(316)	(24,274)
Increase (decrease) in cash and cash equivalents		135,351	12	135,363	91,938	(918)	91,020
Balance of cash and cash equivalents at the beginning of the year		95,515	(918)	94,597	3,577	—	3,577
Balance of cash and cash equivalents at the end of the year		230,866	(906)	229,960	95,515	(918)	94,594

NETVISION LTD.
Notes to the Financial Statements

Note 32 —	Effect of differences between International Financial Reporting Standards (“IFRS”) and US GAAP in the consolidated financial statements (cont.)
A. General
The Company’s financial statements are prepared in accordance with IFRS, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Differences which have a significant effect on the balance sheets, statement of operations and shareholders’ equity of the consolidated financial statements are set out below.
B. Severance pay
According to IAS 19 “Employee benefits”, the Company’s benefit plan is considered a defined benefit plan and, therefore, the severance pay liability must be calculated on an actuarial basis. The actuarial calculation takes into consideration future salary increases, the rates of employee turnover, and the estimated timing of payments. The amounts are presented based on expected future discounted cash flows at interest rates on government bonds whose maturity matches the period of the liabilities relating to the severance pay.
According to US GAAP, the severance pay liability is measured based on the employee’s most recent monthly salary multiplied by the number of years of service as of each balance sheet date, based on the “shut down” method, and severance pay allowances are measured at their surrender value upon each balance sheet date.
C. Employee stock option plan
(1) Impact on retained earnings — date of adoption
In accordance with SFAS No. 123(R), “Share-based payments”, the Company recognized compensation costs in respect of awards granted to employees after January 1, 2006, or for expenses in respect of equity instruments awarded prior to January 1, 2006 which has not vested as of that date.
In accordance with IFRS, the Company adopted the provisions of IFRS 2, “Share-based Payment”, which prescribes that compensation costs in respect of grants of equity instruments made prior to January 1, 2006, but subsequent to November 7, 2002, and that had not vested as of January 1, 2007 should also be measured and amortized.
(2) Impact on results of operations
The Company’s shares are traded in Israel in New Israeli Shekels (“NIS”). The Company’s options granted to employees are exercisable with a dollar denominated exercise price or linked to the Consumer Price performance Index (“CPI”) in Israel. The functional currency of the Company and the currency in which the employee is paid is nominal NIS. Accordingly, under US GAAP the fair value of the vested portion of the options is classified as a liability and re-measured at each reporting date until the date of settlement.
Under IFRS such option are considered as equity compensation recorded in equity.

NETVISION LTD.
Notes to the Financial Statements

Note 32 —	Effect of differences between International Financial Reporting Standards (“IFRS”) and US GAAP in the consolidated financial statements (cont.)
D. Convertible debentures
According to U.S. GAAP convertible dentures are recorded as a liability net of discount. The discount is amortized over the debentures period, base of the effective interest rate, which was updated on February 2008 at the changing of the convertible debentures terms.
According to IFRS, from January 1, 2007 till February, 2008 the debentures were recorded based on its fair value with changes recorded in profit and loss. Since February 2008, the convertible feature of the debentures was classified as equity and the liability, net of discount was recorded based on its fair value, at date of modification. The discount is amortized over the period of the debenture based on the effective interest method.
E. Put option to minority shareholders
The minority shareholders of a subsidiary had an option to sell to the Company all of their holdings in the subsidiary until February 2009. According to IFRS, the put option that was issued to the minority shareholders was recorded as a liability, which constituted a contingent purchase consideration of minority interests, on the basis of the amount to be paid upon (and if) exercise measured. Accreation of the liability in respect of its time component is reflected in financing expenses. Accreation of the liability in respect of other changes was recognized against goodwill.
Under US GAAP, the option was recorded as liability at its fair value (as of December 31, 2008 and 2007 the option was valued at nil) and not on the basis of the amount to be paid upon exercise. As of February 2009, the option expired unexercised.
F. Merger with Barak and GlobCall
On January 25, 2007, NetVision, then held 36% by Elron and 36% by DIC, completed the merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. (“013 Netvision”) and the merger with GlobCall Communications Ltd. (“013 Netvision MCS”), following which NetVision purchased from 013 Netvision shareholders all of Barak’s issued share capital in exchange for approximately 46.5% of NetVision’s share capital immediately after the transaction (“Barak Merger”), and from DIC, all of 013 Netvision MCS’s issued share capital in exchange for approximately 7% of NetVision’s share capital immediately after the Barak Merger and the transaction (“GlobCall Merger”). The above mentioned exchange ratios were based upon companies’ valuations, that were issued to the parties by independent appraisers, according to which NetVision’s value was estimated to be between 533 million NIS (approximately $122 million) and 621 million NIS (approximately $142 million), 013 Netvision value was estimated to be between 456 million NIS (approximately $105 million) and 529 million NIS (approximately $121 million), and 013 Netivision MCS’s value was estimated to be between 67 million NIS (approximately $15 million) and 90 million NIS (approximately $21 million). 013 Netvision is a subsidiary of Clal Industries and Investments Ltd. (“Clal”). For IFRS purposes Elron, Clal and DIC, are part of the IDB group and are entities under common control.

NETVISION LTD.
Notes to the Financial Statements

Note 32 —	Effect of differences between International Financial Reporting Standards (“IFRS”) and US GAAP in the consolidated financial statements (cont.)
F. Merger with Barak and GlobCall (cont.)
Following the transactions, Elron’s, DIC’s and Clal’s holdings in NetVision is approximately 18%, 25% and 29%, respectively. As part of the transaction, a shareholders agreement was executed between Elron, DIC, and Clal, in connection with voting at shareholders meetings including the appointment of directors.
Under IFRS according to IFRS 3 “Business combinations”, the merger was recorded according to the purchase method in Company’s financial statements based on the fair market value of the Company’s shares at the merger date which occurred in January 25, 2007. The purchase price has been allocated to the acquired assets and assumed liabilities based on their fair value at the closing date.
Under US GAAP according to SFAS 141, Business combinations and EITF 02-5, Definition of Common Control, as not all shareholders involved in the merger transaction are considered under common control, the merger was recorded according to the purchase method in Company’s financial statements based on the fair market value of the Company’s shares at the announcement date which occurred in June, 2006. The purchase price has been allocated to the acquired assets and assumed liabilities based on their fair value at the closing date.
G. Merger between Netvision Application and Edwize Infomanage
On February 27, 2006, NetVision Application Ltd, wholly owned subsidiary of the Company, entered into an agreement with Edwize Infomanage Ltd. (“Edwize”), following which NetVision purchased from Edwize shareholders all of Edwize issued share capital in exchange for approximately 46.6% of the share capital of the new merged company (Netwize”) and additional NIS 4 million in cash. The above mentioned exchange ratios were based upon company valuations, that were issued to the parties by independent appraisers. Following the transaction, the Company holdings in Newize is approximately 53.4%.
Under IFRS according to IFRS 3 “Business combinations” this transaction was recorded as a non-monetary exchange of similar assets, since the activities of each entity is similar to the activities of the other. Consequently, the Company did not record any gain or loss from this transaction.
Under US GAAP this transaction were recorded under SFAS 141. As such, measurement is based on the fair value of the consideration given and consequently, the Company has realized a gain for the difference between the carrying amount of the surrendered asset and its fair value.
H. Proportional consolidation and capital gain related to Nana 10
1.
On May 8, 2007 an agreement was signed between Israel 10 — New Channel Broadcasts Ltd. (“Channel 10”) and the Company, for cooperation through a subsidiary which will be controlled jointly by Netvision (50%) and Channel 10 (50%).

Under IFRS this investment is recorded under the proportionate consolidation method.

Under US GAAP proportionate consolidation method is not permitted and consequently this investment is recorded under the equity method of accounting.

NETVISION LTD.
Notes to the Financial Statements

Note 32 —	Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on Netvision’s Financial Statements (cont.)
H. Proportional consolidation and capital gain related to Nana 10 (cont.)
2.	In May 2007, 50% Nana 10 shares were allocated to Channel 10 in consideration for cash paid to Nana 10 and other intangibles transferred to Nana 10 and Netivsion.
Under IFRS, in 2007 the Company recorded a pre-tax capital gain based on the difference between the assets fair value surrendered by Netvision and its carrying amount.
Under US GAAP, in 2007 the Company recognized a capital gain based on cash received by Nana 10 from Channel 10.

NETVISION LTD.
Notes to the Financial Statements
List of investee companies

Shares bearing voting
rights and rights to
Name of company	profits

Consolidated companies:
Netvision 013 Barak	100%
Globecall Communication Ltd.	100%
Netvision International Trading (2002) Ltd.	100%
Netwise Applications Ltd.	53.4%

Proportional consolidated companies:
Nana 10 Ltd.	50%
***********************

EXHIBIT INDEX

Exhibit No.	Exhibit

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

4.1
Services Agreement dated as of March 19, 2009 by and between the registrant and Discount Investment Corporation Ltd., incorporated by reference to Exhibit 99.2 to Form 6-K, filed with the SEC on March 24, 2009.

4.2
Joint Venture Agreement, dated as of April 1993, among Discount Investment Corporation Ltd., PEC Israel Economic Corporation, Rafael Armament Development Authority Ltd. and Galram Technology Industries Limited (“Joint Venture Agreement”), incorporated by reference to Exhibit 10.4 to Amendment No. 5 to the Company’s Registration Statement on Form F-4, filed with the SEC on March 14, 2002.

4.3
Amendment to Joint Venture Agreement, dated December 30, 2007, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008.

8.1	List of subsidiaries.
11.1	Code of Ethics, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2004.
12.1	Certification of the co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the co-Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of the co-Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.3	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd., dated June 25, 2009.
15.2	Consent of Somekh Chaikin, a member firm of KPMG International, for Given Imaging Ltd., dated June 25, 2009.
15.3	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for NetVision Ltd., dated June 24, 2009.

*	This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.