Form 20-F/A
period 2008-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2009-12-02
CIK 315126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. (1)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF (1934)

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

        US GAAP ☒

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Form 20-F/A is being filed by Elron Electronic Industries Ltd. (the “Registrant”) solely for the purpose of filing Exhibits 4.4, 4.5, 4.6 and 4.7 (the “Exhibits”) to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F”) filed with the Securities and Exchange Commission on June 29, 2009. Accordingly, this Form 20-F/A also includes Item 19 to the Form 20-F, in which the list of exhibits to the Form 20-F has been amended to reflect the filing of the Exhibits.

This Form 20-F/A consists of a cover page, this explanatory note, Item 19 (as amended) of the Form 20-F, the signature page, the Exhibits and the required certifications of the principal executive officer and principal financial officer of the Registrant.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

PART III

Item 19.	Exhibits

Exhibit No.	Exhibit

1.1	Articles of Association (English translation), consolidated version including amendments approved by the Company’s shareholders on December 28, 2006, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with SEC on June 27, 2007.
1.2	Memorandum of Association of Elron Electronic Industries Ltd., incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the SEC on June 8, 2001.
4.1	Services Agreement dated as of March 19, 2009 by and between the registrant and Discount Investment Corporation Ltd., incorporated by reference to Exhibit 99.2 to Form 6-K, filed with the SEC on March 24, 2009.
4.2	Joint Venture Agreement, dated as of April 1993, among Discount Investment Corporation Ltd., PEC Israel Economic Corporation, Rafael Armament Development Authority Ltd. and Galram Technology Industries Limited (“Joint Venture Agreement”), incorporated by reference to Exhibit 10.4 to Amendment No. 5 to the Company’s Registration Statement on Form F-4, filed with the SEC on March 14, 2002.
4.3	Amendment to Joint Venture Agreement, dated December 30, 2007, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the SEC on June 30, 2008.
4.4	Credit Agreement dated May 15, 2008 with Israel Discount Bank Ltd., as amended (English summary).**
4.5	Loan Agreement dated October 30, 2008 with Discount Investment Corporation Ltd. (Translation to English).**
4.6	Loan Agreement dated January 15, 2009 with Discount Investment Corporation Ltd (Translation to English).**
4.7	Loan Agreement dated June 15, 2009 with Discount Investment Corporation Ltd (Translation to English).**
8.1	List of subsidiaries.
11.1	Code of Ethics, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2004.
12.1	Certification of the co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the co-Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of the co-Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.3	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd., dated June 25, 2009.
15.2	Consent of Somekh Chaikin, a member firm of KPMG International, for Given Imaging Ltd., dated June 25, 2009.
15.3	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for NetVision Ltd., dated June 24, 2009.

*	This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

**	Filed herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated December 2, 2009	ELRON ELECTRONIC INDUSTRIES LTD. By: /s/ Ari Bronshtein —————————————— Ari Bronshtein Co-Chief Executive Officer
By: /s/ Zvi Slovin —————————————— Zvi Slovin Co-Chief Executive Officer
By: /s/ Rinat Remler —————————————— Rinat Remler Vice President & Chief Financial Officer