Form 20-F
period 2009-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2010-03-29
CIK 315126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
Commission File No. 0-11456
______________

ELRON ELECTRONIC INDUSTRIES LTD.
(Exact name of Registrant as Specified in Its Charter and Translation of Registrant’s Name Into English)
______________

ISRAEL
(Jurisdiction of Incorporation or Organization)

3 Azrieli Center, 42nd Floor, Tel-Aviv, Israel 67023
(Address of Principal Executive Offices)
______________

Yaron Elad, Vice-President & Chief Financial Officer
Telephone: (972) 3-607-5555, Facsimile: (972) 3-607-5556
3 Azrieli Center, 42nd Floor, Tel-Aviv, Israel 67023
 (Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class
Ordinary shares, nominal value 0.003 New Israeli Shekels per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
______________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  29,650,017 1

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

1 This does not include an additional 995 ordinary shares currently recorded in our share register. We are taking steps to remedy this inconsistency.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Large accelerated filer   ☐                                        Accelerated filer    ☒                            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

Introduction

As used in this annual report on Form 20-F (this "Annual Report"), the terms "we," "us," "our," the "Company" and "Elron" refer to Elron Electronic Industries Ltd. unless otherwise indicated.

For the purpose of this Annual Report, the terms "group companies" and "companies in our group" collectively refer to subsidiaries, associates and other companies in which we have direct or indirect holdings through our wholly-owned subsidiaries, Elbit Ltd., or Elbit, and DEP Technology Holdings Ltd., or DEP, including DEP's 50.1% subsidiary, RDC Rafael Development Corporation Ltd., or RDC. Our ownership interests in our group companies reflected in this Annual Report represent our beneficial ownership interests in the outstanding shares of these companies as of December 31, 2009 unless otherwise expressly indicated. Our beneficial ownership interests in the preferred shares of these companies are represented on an as-converted-basis, unless otherwise indicated. We have also indicated our direct holding and our share in the holding of RDC in a group company where applicable. The references in this Annual Report to balance sheet items are as of December 31, 2009 unless otherwise indicated.

     Forward-Looking Statements

This Annual Report includes certain "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The use of the words "projects," "expects," "may," "plans" or "intends," or words of similar import, identifies a statement as "forward-looking." There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties described in this Annual Report under "Item 3 – Key Information – Risk Factors," as well as those discussed elsewhere in this Annual Report and in our other filings with the United States Securities and Exchange Commission (the "SEC").

Any forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report, and we caution investors and potential investors not to place undue reliance on these statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the risk factors in "Item 3 – Key Information – Risk Factors" of this Annual Report.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following selected financial data for the years ended and as of December 31, 2005, 2006, 2007, 2008 and 2009 are derived from our audited consolidated financial statements, of which the financial statements as of January 1, 2008, December 31, 2008 and 2009, and for each of the years ended December 31, 2008 and 2009 appear later in this Annual Report and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. These are our first consolidated financial statements that were prepared in accordance with IFRS as issued by the IASB and accordingly, reflect the application of IFRS 1, "First Time Adoption of International Financial Reporting Standards." The selected consolidated statements of operations financial data for the years ended December 31, 2005, 2006 and 2007 and the balance sheet data as of December 31, 2005, and 2006 are derived from our audited consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, not included in this Annual Report. You should read the following selected financial data together with "Item 5 – Operating and Financial Review and Prospects" of this Annual Report, "Item 8 – Financial Information" of this Annual Report and our consolidated financial statements together with the notes thereto included elsewhere in this Annual Report. Please see Note 19 to our consolidated financial statements with respect to the computation of basic and diluted net earnings (loss) per ordinary share.

Consolidated statements of operations

(in thousands of U.S. Dollars ("U.S. Dollars", "U.S. $" or "$"), except share and per share data)

In accordance with IFRS:

	Years ended December 31
	2008	2009
Income:
Sales of goods	$6,237	$9,904
Gain from disposal of businesses and associates and changes in holding in associates, net	783	31,802
Financial income	6,259	1,413
	13,279	43,119
Cost and Expenses:
Cost of sales	3,200	4,824
Research and development expenses, net	29,911	25,699
Selling and marketing expenses	7,525	8,985
General and administrative expenses	19,065	15,865
Equity in losses of associates, net	40,146	10,514
Amortization of intangible assets	1,061	1,416
Other expenses, net	257	2,230
Financial expenses	4,800	5,434
	105,965	74,967

In accordance with IFRS

	Years ended December 31
	2008	2009

Loss before tax	92,686	31,848
Tax benefit	32	2,453
Net loss	92,654	29,395
Net loss attributable to Elron's shareholders	71,834	14,304
Net loss attributable to non-controlling interest	20,820	15,091
Net loss	$92,654	$29,395
Net loss per share attributable to shareholders:
Basic loss per share	2.43	0.48
Weighted average number of ordinary shares used in computing basic (loss per share (in thousands)	29,650	29,650
Diluted loss per share	2.44	0.49
Weighted average number of ordinary shares used in computing diluted loss per share in thousands)	29,650	29,650

In accordance with U.S. GAAP

	Years ended December 31
	2005	2006	2007

Income:
Net revenues	$12,646	$12,863	$4,371
Equity in losses of affiliated companies	(17,522)	(17,740)	(20,416)
Gain (loss) from disposal of businesses and affiliatedcompanies and changes in holdings in affiliated companies, net	23,328	2,547	14,854
Other income (expenses), net	58,648	29,310	(3,214)
Financial income, net	5,483	4,051	3,945
	82,583	31,031	(460)
Costs and expenses:
Cost of revenues	7,907	6,625	2,233
Research and development costs, net	6,163	11,758	13,284
Marketing and selling expenses, net	2,386	4,717	2,802
General and administrative expenses	9,249	12,995	13,716

Amortization of intangible assets and acquired in- process- research and development write-off	392	18	2,306
	26,097	36,113	34,341

In accordance with U.S. GAAP:

	Years ended December 31
	2005	2006	2007

Income (loss) before taxes on income from continuing operations	56,486	(5,082)	(34,801)
Taxes on income	(10,461)	(1,110)	(7,544)
Net income (loss) from continuing operations	46,025	(6,192)	(42,345)
Net loss from discontinued operations	(3,850)	-	-
Net income (loss)*	$42,175	$(6,192)	$(42,345)
Net income (loss) attributable to Elron's shareholders*	47,335	3,032	(37,095)
Net income (loss) attributable to non-controlling interest*	(5,160)	(9,224)	(5,250)
Net income (loss)*	$42,175	$(6,192)	$(42,345)
Net income (loss) per share:
Basic -
Income (loss) from continuing operations attributable to Elron's shareholders	$1.74	$0.10	$(1.25)
Loss from discontinued operations attributable to Elron's shareholders	(0.13)	-	-
Net income (loss) attributable to Elron's shareholders	$1.61	$0.10	$(1.25)
Weighted average number of ordinary shares used in computing basic net income (loss) per share (in thousands)	29,437	29,532	29,619
Diluted -
Income (loss) from continuing operations attributable to Elron's shareholders	$1.73	$0.07	$(1.27)
Loss from discontinued operations attributable to Elron's shareholders	(0.13)	-	-
Net income (loss) attributable to Elron's shareholders	$1.60	$0.07	$(1.27)
Weighted average number of ordinary shares used in computing diluted net income (loss) per share in thousands)	29,550	29,624	29,619
Dividend paid per share	$3.00	$-	$-

* Reclassified according to ASC 810, "Consolidation" (originally issued as FAS 160).

Balance Sheet Data

In accordance with IFRS

	As of January 1,	As of December 31,
	2008	2008	2009
	( in thousands of $)
Cash, cash equivalents and short-term and long term investments	$74,362	$17,507	$64,807
Investments in associate companies and in other companies and long term receivables	158,059	175,877	128,704
Total assets	243,426	219,579	213,080
Total current liabilities	22,056	20,095	25,937
Long term loans from banks and others	2,244	35,141	36,981
Long term loans from shareholders	-	6,176	16,737
Employee benefits	561	991	194
Total equity	212,656	146,051	122,093
Equity attributable to Elron's shareholders	209,613	139,506	126,465
Capital stock	208,338	209,558	209,968

In accordance with U.S. GAAP

	As of December 31,
	2005	2006
	( in thousands of $)
Cash, cash equivalents and short-term and long term investments	$143,798	$128,733
Investments in affiliated companies and in other companies and long term receivables	176,711	168,607
Total assets	353,773	326,249
Total current liabilities	19,044	20,535
Long term loans from banks and others	1,477	2,113
Long term loans from shareholders	-	-
Accrued severance pay and retirement obligations	2,635	2,089
Total equity*	321,123	299,984
Equity attributable to Elron's shareholders*	302,116	297,504
Capital stock	291,445	283,801

* Reclassified according to ASC 810, "Consolidation" (originally issued as FAS 160).

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Specific Risks Affecting Elron

Our ability to repay our loans from the bank and Discount Investment Corporation, or DIC, our principal  shareholder,  while continuing to fund our group companies' operations is dependent on our ability to realize holdings of our group companies at significant values or, alternatively, to raise the necessary financing.  We have a $30 million credit facilty with Discount Bank of Israel, secured by a pledge of certain of our shares of Given Imaging Ltd. (Nasdaq and TASE:GIVN), or Given Imaging, which we have fully utilized. In addition, we have received $15 million in outstanding loans from our principal shareholder, DIC. We are required to repay the DIC loans and credit facility during the period June 2011 to September 2011. As of  March 1, 2010, our cash and cash equivalents amounted to $50.5 million. In addition, we have direct holdings in public companies with a market value as of March 1, 2010 amounting to $181 million. Our ability to repay our shareholder loans and/or credit facility as and when due while continuing to fund our group companies' operations will depend upon our ability to realize holdings of our group companies at significant values or, alternatively, to raise the necessary financing. If the potential sale of Medingo (See "Item 4 – Information on the Company") does not occur and Medingo is unable to raise financing from external sources, a significant portion of our financial resources may be utilized towards financing Medingo's operations. For more Information – See "Risk Factors affecting our holdings in Medingo".

Moreover, should the share price of Given Imaging decrease, we may be required to pledge additional assets  to the bank to secure the credit facility.

Our principal shareholder, Discount Investment Corporation, or DIC, has the ability to significantly influence our business and affairs.  As of December 31, 2009, DIC beneficially owned an aggregate of approximately 49% of our ordinary shares and has the ability, in effect, to elect a majority of the members of our board of directors. A majority of the members of our board of directors are officers or directors (including a relative of one director) of DIC or its controlling shareholder, IDB Development Corporation Ltd., or IDBD, or its controlling shareholder, IDB Holding Corporation Ltd., or  IDBH. Furthermore, we entered into a Services Agreement with DIC pursuant to which, effective from May 1, 2009, we receive substantially all of our managerial and administrative services from DIC and one of our co-Chief Executive Officers is an officer of DIC.  For more information see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders." Accordingly, DIC has the ability to significantly influence our business and affairs.

We have voluntarily delisted from the Nasdaq Global Select Market and intend to seek to terminate our Exchange Act registration.  In view of the significant costs associated with maintaining a U.S. listing, our relatively limited number of U.S. holders of record and the fact that a substantial majority of the trading of our shares then occurred on the Tel Aviv Stock Exchange, or TASE, we  voluntarily delisted our shares from the Nasdaq Global Select Market, or Nasdaq, on January 6, 2010. As a result of our delisting, we are now required to comply with reporting requirements in accordance with both Israeli and applicable U.S. securities laws. We intend to terminate the registration of our shares under the Exchange Act as soon as permitted under SEC rules. We currently expect such deregistration to take effect, if at all, not earlier than the first quarter of 2011. The foregoing actions may have an adverse impact on the market price for our ordinary shares. If we are successful in terminating our Exchange Act registration, we will no longer be obligated to file reports with or furnish reports to the SEC, including annual reports on Form 20-F and reports on Form 6-K. After deregistration under the Exchange Act, we will continue to be governed by disclosure requirements under applicable Israeli law and regulations.

We may be deemed to be an investment company under the U.S. Investment Company Act of 1940. Generally, a company must register under the Investment Company Act of 1940 as amended, or the 1940 Act, and comply with significant restrictions on operations and transactions with affiliates if it is engaged in the business of investing, owning, holding or trading securities and owns investment securities (as defined in the 1940 Act) exceeding 40% of the company's total assets, or if it holds itself out as being engaged primarily in the business of investing in, reinvesting or trading securities. The 1940 Act provides for various exemptions from the obligation to register thereunder, and in 1980 we received an order from the SEC, declaring that we are not an investment company under the 1940 Act. If certain of our investments were to adversely affect our status under the 1940 Act, we might need to dispose of or acquire other investments to avoid the requirement to register as an investment company on terms that may not be favorable to us. In addition, if we were deemed to be an investment company and therefore required to register as such under the 1940 Act, we would be unable to continue operating as we currently do, as a result of which our market value would be severely harmed.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences. Generally, if for any taxable year, (i) 75% or more of our gross income is passive income, or (ii) at least 50% of our assets (averaged quarterly over our taxable year) are held for the production of, or produce, passive income, then we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares taxed at ordinary income rates, rather than the capital gain rate. Similar rules apply to distributions that are classified as "excess distributions"). In addition, both gains upon disposition and amounts received as distributions could be subject to an additional interest charge by the United States Internal Revenue Service, or IRS. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our ordinary shares.

We believe that in 2009 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our analysis is based, among other things, upon certain assumptions and methodologies with respect to the values that we have used; our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we have held; and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.

There is no assurance that the IRS will not challenge our assumptions and methodologies. If the IRS were to challenge successfully such assumptions or methodologies, we may potentially be classified as a PFIC for 2009 or prior taxable years. Furthermore, there can be no assurance that we will not become a PFIC in the future. U.S. holders of our shares are urged to consult their tax advisors regarding the application and potential effects of the PFIC rules.

See "Item 10 – Additional Information – Taxation – U.S. Federal Income Tax Considerations – Tax Consequences If We Are a Passive Foreign Investment Company."

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

Risks Affecting Us and the Companies in Our Group

The current economic slowdown has adversely affected and may continue to adversely affect our and our group companies' results and financial condition and could lead to impairment charges. The crisis of the financial and credit markets worldwide which took place during 2008 and continuing into 2009, led to an economic slowdown worldwide and uncertainty surrounding world financial markets and the worldwide economy as a whole. As a result, high-technology companies, such as our group companies, experienced difficulties in raising additional financing required in order to complete their development activities and/or grow their business as well as a decrease in the demand for their products. A continuation or worsening of unfavorable economic conditions could have an adverse impact on our or our group companies' business. Therefore, we may in the future record impairment charges if the fair value of certain investments decrease below their carrying amount in other than a temporary manner. The economic slowdown also affects our ability to raise additional capital and to sell holdings of our group companies. Accordingly, the economic slowdown has adversely affected and may continue to adversely affect our financial results and financial condition and could lead to us recording impairment charges.

Our financial results and financial condition are principally impacted by the results of operation ofs, and the value of our holdings in, our group companies, which are primarily concentrated in Given Imaging.  For the year ended December 31, 2009, our share of the results of operations of our group companies, accounted for a majority of our net loss. In addition, as of December 31, 2009, our holdings in group companies represented approximately 60% of our total assets. In particular, as of December 31, 2009, the carrying amount of our holdings in Given Imaging represented approximately 49% of our total assets. If our group companies experience difficulties in the future, or if there are adverse changes in their market price or fair value, our financial results and/or the value of our assets will be adversely affected, and we may need to write-down or write-off the carrying value of our holdings.

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

    Our financial results and our cash reserves are directly impacted by our ability to conclude "exit" transactions at significant values, which has been made more difficult by the global economic downturn. Our financial results and cash reserves are directly impacted by our ability to conclude "exit" transactions for certain of the companies in our group. The current economic slowdown has adversely affected our ability to effect exit transactions at significant values. If worldwide market conditions in the technology industry or other factors, including the continued impact of the downturn of the economy, do not permit us to conclude these types of transactions, our results and cash resources will continue to be adversely affected.

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

    Our ability to invest in companies or conclude exit transactions may be adversely affected and/or prevented by anti-trust regulations both in Israel and abroad. The Israeli anti-trust laws and regulations stipulate that any transaction which qualifies as a "merger" under the Law (which includes the acquisition of a sufficient number of shares in a company to give the acquiring company more than 25% or more of the means of control of an entity), and that meet certain conditions (market share, sales turnover or monopoly status tests), requires the approval of the General Director of Anti-Trust Authority, or the General Director. This approval can take up to 30 days to receive and in certain circumstances may be refused or given with certain conditions which may not be favorable. In addition, since our group companies may become involved or be the subject of cross border transactions, foreign anti-trust approvals in the United States and Europe may also be required, which may in turn delay or prevent such transactions from taking place.

    Our market value significantly depends on the market values of publicly traded companies in our group. Our market value may be directly impacted by the market values of publicly traded companies in our group, and in particular, by the market value of Given Imaging, whose shares are traded on the Nasdaq and the TASE. To the extent that the share price of Given Imaging declines, our market value will be negatively impacted.

    The market price of our ordinary shares is subject to fluctuations.  The market price of our ordinary shares has fluctuated significantly over time. The following factors, among others, may significantly impact the market price of our ordinary shares:

●	the continued current global economic slowdown;

●	the market price of our group companies that are publicly traded, in particular, Given Imaging;

●	low trading volume of our ordinary shares, which is anticipated to decrease following our delisting from Nasdaq;

●
our group companies, their competitors or other third parties announcing technological innovations, new products, regulatory developments, new clinical data regarding current or future products or earnings or losses;

●	delays or failures in the development of products of our group companies;

●	periodic variations in results of operations of our group companies;

●	factors that generally affect the market for stocks of medical device, telecommunications and clean technology companies;

●	political, economic or other developments affecting Israel;

●	global economic and other external factors; and

●	quarter-to-quarter fluctuations in our financial results.

Many of our group companies may face difficulties in obtaining future financing on favorable terms or at all especially in light of the continued current global economic slowdown. Many of our group companies are in the development stage and have extensive research and development and marketing costs and limited revenues, if any. In order to succeed, these companies may require additional capital to fund these costs. If these companies have difficulties obtaining financing from their current shareholders, which may also include additional investments by us in these companies, or from new financing sources, especially in light of the continued current global economic slowdown, their continued operations may be at risk. This would adversely affect our financial performance and results of operations.

Bank of Israel regulations limit our and our group companies' ability to borrow from Israeli banks. Bank of Israel regulations stipulate lending limits of Israeli banks to companies and individuals considered to be in an associate group, which effectively limit the amount available to companies within such group for borrowing from such banks. We and our group companies are part of the IDB group of affiliated companies, which is one of the largest groups of affiliated companies in Israel. The IDB group includes many Israeli companies that may require, or that hold ownership interests in companies that may require, extensive credit facilities from Israeli banks for the operation of their businesses. These regulations may result in difficulties for us and our group companies in obtaining or increasing bank financing, if required.

Our results, and the value of our investments, are affected by volatility in the securities markets. Securities markets in general are volatile, even more so with the recent economic and financial crisis and its aftermath, and are particularly volatile for publicly traded high-technology companies, including companies that have a significant presence in Israel. Although the volatility of these companies' securities is not necessarily related to their operating performance, such volatility may result in these companies experiencing difficulties in raising additional financing required to effectively operate and grow their businesses. These difficulties and the volatility of the securities markets in general and specifically following the recent economic and financial crisis have affected and may continue to affect our and our group companies' ability to realize our investments or to raise financing, which in turn may result in us having to record impairment charges.

There is no assurance that our subsidiary, RDC, will be able to continue to develop  technologies and/or new companies. Our wholly-owned subsidiary, DEP, holds 50.1% of the outstanding shares and voting rights of RDC, which was established by DEP together with the predecessor of Rafael Advanced Defense Systems Ltd., or Rafael, pursuant to an agreement entered into in 1993. RDC has first rights to commercially exploit certain technologies of Rafael for the development of products for use in non-military markets. For more information, see "Item 10C – Additional Information – Material Contracts." Our ability to continue to grow and develop new technologies within RDC could be harmed, and our business, financial condition and results of operations could be adversely affected, if we are unable to realize the full potential value of RDC's agreement with Rafael as a result of any of the following:

●	Rafael does not cooperate with RDC in the realization of RDC's rights under the agreement;

●	Rafael or RDC does not identify existing technology, or Rafael does not develop new technology, that is identified suitable for being commercially exploited in non-military markets;

●	Rafael does not transfer human or other resources necessary for the development and commercial exploitation of this technology in non-military markets;

●	RDC does not reach agreement with Rafael on the terms of any commercial exploitation; or

●	RDC is unable to obtain continued financing from its shareholders or otherwise, if and when required; or

●	RDC faces difficulties in securing financial resources to support new and existing innovations.

Most of our group companies are dependent upon proprietary technology, which may be infringed by, or may infringe upon, the proprietary technology of others. Most of our group companies depend significantly on their proprietary technology for their success. Like many other technology companies, most of these companies rely on a combination of patent, trade secret, copyright and trademark laws, together with non-disclosure agreements, confidentiality clauses in their agreements, including employment agreements, and technical measures to establish and protect proprietary rights in their products. However, these legal means may not adequately protect our group companies' rights or permit them to acquire or maintain any competitive advantage.

These companies may not be able to enforce their proprietary rights under the laws of certain jurisdictions. Our group companies may not successfully protect their technology because of, among other reasons:

●	Some foreign countries may not protect their proprietary rights as fully as do the laws of the United States;

●
The process of issuing a patent may sometimes be lengthy and may not always result in patents issued in a form that will be advantageous to our group companies, or at all, and patents and applications for patents may be challenged, invalidated or circumvented by third parties;

●
Competitors of our group companies may be issued patents that will prevent our group companies from using technologies, designs or methods that our group companies would like to integrate into their products;

●	Enforcing their rights may be time consuming and costly, thereby diverting management’s attention and company resources;

●	Measures such as entering into non-disclosure agreements afford us and our group companies only limited protection;

●	Unauthorized parties may attempt to copy aspects of our group companies' products and develop similar products or to obtain and use information that they regard as proprietary; and

●	Competitors may independently develop products that are substantially equivalent or superior to our group companies' products or that circumvent their intellectual property rights.

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

Many of our group companies experience intense competition. Many of our group companies experience competition from companies with significantly greater financial, technical, marketing and public relations resources, who have easier market access, better operational infrastructure, longer operating histories, larger installed client bases, greater name recognition, more established relationships and alliances in their industries and offer a broader range of products and services. As a result, these competitors may be able to respond more quickly to new or emerging technologies or changes in clients' requirements, benefit from greater purchasing economies, offer more aggressive products and services pricing or devote greater resources to the promotion of their products and services. If our group companies are unable to successfully compete, their businesses, financial condition and results of operations could be seriously harmed, which would in turn negatively affect our financial condition and results of operations.

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

Under the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, the discretionary approval of an OCS committee is required prior to any transfer outside of Israel of technology and/or know-how developed with OCS funding in addition to compliance with certain other conditions. There is no assurance that our group companies will receive the required approvals for any proposed transfer. Such approvals, if granted, may be subject to the following, among others, additional restrictions:

●
Our group companies could be required to pay the OCS a portion, to be determined by the OCS under applicable law, of the consideration received upon any sale of such intellectual property to an entity that is not Israeli. The scope of the support received, the royalties that were paid, the amount of time that elapsed between the date on which the technology was transferred and the date on which the grants were received, as well as the sale price, will be taken into account in order to calculate the amount of the payment; and

●
The transfer of manufacturing rights could be conditioned upon an increase in the royalty rate and payment of increased aggregate royalties (up to 300% of the amount of the grant plus interest, depending on the percentage of the manufacturing transferred outside of Israel).

These restrictions will continue to apply even after our relevant group companies have repaid the full amount of royalties payable pursuant to the grants.

These restrictions, among others, may limit the ability of our group companies that receive grants to conclude transactions with international companies, including "exit" transactions. In addition, if our group companies fail to comply with the conditions imposed by the OCS, they may be required to refund the grants received immediately, rather than by way of royalties together with interest and penalties, and they may also be subject to criminal charges in the case of a transfer of intellectual property without approval. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology funded through OCS programs which may lead to additional royalties being payable on additional products.

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

We entered into a Services Agreement with DIC, effective from May 1, 2009, pursuant to which we receive our managerial and administrative services from DIC. There can be no assurance that DIC will be able to retain or attract optimally qualified personnel to provide such services to us, which could have a negative impact on our business. For more information see "Item 7 - Major Shareholders and Related Party Transactions - Major Shareholders."

Many of our group companies depend on international operations. Many of our group companies depend on sales to customers outside of Israel. We expect that international sales will continue to account for a significant portion of these companies' revenues for the foreseeable future. As a result, changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause the business, financial condition and results of operations of these companies to be harmed. Some of the risks of doing business internationally include:

●	unexpected changes in regulatory requirements;

●	fluctuation of the New Israeli Shekel / U.S. Dollar representative rate of exchange;

●	inability of our group companies and their subcontractors to obtain export licenses;

●	imposition of tariffs and other barriers and restrictions;

●	burdens of complying with a variety of foreign laws;

●	political and economic instability;

●	changes in diplomatic and trade relationships; and

●	acts of terror.

Some of these factors, such as the ability to obtain export licenses and changes in diplomatic relations, may be affected by Israel's overall political situation. See "Conditions in Israel may affect our operations and the operations of our group companies." In addition, the economic and political stability in the countries where our group companies' major customers and suppliers are located may also impact our group companies’ business.

Conditions in Israel may affect our operations and the operations of our group companies. We and most of our group companies conduct principal operations in Israel, and therefore are directly affected by the political, economic, and military conditions affecting Israel and the Middle East. In particular, we could be adversely affected by:

●	any major hostilities involving Israel;

●	a full or partial mobilization of the reserve forces of the Israeli army;

●	the interruption or curtailment of trade between Israel and its present trading partners;

●	a significant downturn in the economic or financial condition of Israel;

●	a significant downgrading of Israel's international credit rating;

●	labor disputes and strike actions; and

●	political instability.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel, including among others, periodic disruption of day-to-day civilian activity in different parts of Israel. More recently, in 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, along Israel’s northern border. In January 2009 Israel became engaged in an armed conflict with Hamas in the Gaza Strip. These developments have further strained relations between Israel and the Palestinians. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region could have a negative effect on our and our group companies' business and financial condition, harm our and our group companies’ results of operations and adversely affect our share price or the share prices of our group companies that are publicly traded. No predictions can be made as to whether or when a final resolution of the region's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development.

Our and our group companies' operations could be disrupted as a result of the obligation of personnel in Israel to perform military service. All non-exempt male adult permanent residents of Israel under a specified age, as a general rule, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. Our operations and those of our group companies could be disrupted by the absence for a significant period of one or more of our or our group companies' personnel. While we and our group companies have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise.

The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations.  To the extent that our group companies are based in Israel and have international operations, or operate only in Israel but conduct their business in different currencies, their revenues, expenses, assets and liabilities, are not necessarily in the same currency and therefore they are exposed to foreign exchange rate fluctuations. In particular, our functional currency, as well as that of most of our group companies, is the U.S. dollar. However salaries and related expenses, which comprise a significant portion of our, and most of our group companies expenses as well as expenses related to the DIC Service Agreement (See "Item 7 – Related Party Transactions – Major Shareholders") are denominated in NIS and the loans received from DIC, are denominated in NIS. The strengthening of  the NIS against the U.S. dollar since late 2008 has harmed, and if it continues to strengthen, will harm our and our group companies' results of operations and cash resources.

Product liability claims could adversely affect the business results of our group companies, especially those operating in the medical device industry. Product liability is an inherent risk for our group companies operating in the medical device industry. A product liability claim, regardless of its merit or eventual outcome, could result in substantial costs to a group company and a substantial diversion of management attention. A product liability claim or any product recalls could also harm a group company's reputation and result in a decline in revenues. Substantial damages awards have been made in some jurisdictions against medical device companies based upon claims for injuries allegedly caused by the use of their products. There can be no assurance that a future product liability claim or series of claims brought against our group companies would not have an adverse effect on their business or the results of operations, or that coverage limits of product liability insurance would be adequate.

Product regulation may adversely affect the ability of our medical device group companies to bring new products to market or to continue to supply existing products to the market. Our medical device group companies are subject to strict government controls on the development, manufacture, labeling, distribution and marketing of products. They must obtain and maintain regulatory approval for their products from regulatory agencies before products may be sold in a particular jurisdiction. Each regulatory authority may impose its own requirements and delay or refuse to grant approval, even though a product has been approved in another country. Regulatory delays, the inability to successfully complete clinical trials, claims and concerns about safety and efficacy, new discoveries, patents and products of competitors and related patent disputes and claims about adverse side effects are only a few of the factors that could adversely affect the realization of product registration. Noncompliance with applicable regulatory requirements can result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar regulatory actions which could limit product sales, delay or halt product shipment, delay new product clearance or approval, and adversely affect such group companies' results of operations.

Because the medical device industry is litigious, our medical device group companies are susceptible to intellectual property suits that could cause our medical device group companies to incur substantial costs or pay substantial damages or prohibit them from selling their products. There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management's attention from the company’s core business.

If our medical device group companies are unable to obtain reimbursement coverage from third-party healthcare payors for procedures using their products, or if reimbursement is insufficient to cover the costs of purchasing their products, demand for their products may be adversely affected. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for products produced by our medical device group companies, or if reimbursement is insufficient to cover the costs of purchasing our medical device group companies' products or does not adequately compensate physicians and health care providers as compared with alternative procedures, our medical device group companies may be unable to generate sufficient sales to support their businesses. In addition, our medical device group companies could be adversely affected by changes in reimbursement policies of governmental or private healthcare payors to the extent any such changes affect reimbursement amounts or availability for procedures in which their products are used.

Changes in legislation and government regulation of the healthcare industry, as well as third-party payors' efforts to control the costs of healthcare, could materially adversely the business of our medical device group companies. Recently, there have been, and there continue to be, numerous proposals to implement significant reforms to the healthcare system in the United States. Proposed legislation was introduced that will, among other things, reduce Medicare provider reimbursement rates, introduce and/or pilot various new patient care and payment models and base reimbursement policies and rates on clinical outcomes and the comparative effectiveness and costs of different treatment technologies and modalities. Various healthcare reform proposals have also emerged at the state level. We cannot predict what healthcare initiatives and subsequent regulations, if any, will be implemented at the U.S. federal or state level, or the effect any future legislation or regulation will have on our medical device group companies. However, if significant changes are made to the healthcare system in the United States, those changes may lower reimbursements for products of our medical device group companies, reduce medical procedure volumes and increase operational and other costs, and could materially adversely affect the business and results of operations of our medical device group companies.

Risks Affecting Our Holdings in Given Imaging

The following risk factor sections have been condensed for the purposes of this Annual Report. The risks associated with Given Imaging are more fully described in documents filed by Given Imaging with the SEC.

The price of Given Imaging's shares could fluctuate significantly as a result of a number of factors, including varying quarterly financial performance or its failure to meet its guidance or the expectations of analysts or investors, which may lead to additional volatility in its share price. Given Imaging's ordinary shares commenced trading on the Nasdaq Global Market in October 2001 and on the TASE in March 2004. In 2009, the closing price of its shares has ranged from $7.06 to $18.00 per share on the Nasdaq Global Market and NIS29.50 to NIS68.23 on the Tel-Aviv Stock Exchange. The price of Given Imaging's shares could fluctuate significantly for, among other things, the following reasons: macroeconomic or general market conditions, future announcements concerning Given Imaging or its competitors, the existence and outcome of litigation concerning its intellectual property assets, changes in third-party reimbursement practices, regulatory developments, and new clinical or economic data regarding its current or future products. In addition, it is Given Imaging's practice to provide guidance to the market as to its expected revenues and earnings per share based on information available to it at the time of the guidance. If Given Imaging's operating results do not meet its guidance or the expectations of securities analysts or investors, the price of Given Imaging's  shares would likely decline. In addition, based on Given Imaging's experience to date, Given Imaging believes that many of its customers delay purchasing its products until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from sales are concentrated at the end of each fiscal quarter making it difficult for Given Imaging to determine the success of each quarter until its end. This may result in lower than expected quarterly revenues if external or other events cause potential customers to defer their purchasing decisions even for a short period of time. Furthermore, Given Imaging believes that demand for its products may be materially affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions due to summer vacations and patients are more likely to postpone less urgent medical procedures until later in the year. Both of these factors may result in slower sales during the summer. Share price fluctuations may be exaggerated by low trading volume and the concentration of ownership of Given Imaging's ordinary shares and changes in trading practices in its ordinary shares, such as short sales. Securities class action litigation has often been brought against companies following periods of volatility in the price of their shares. Any securities litigation claims brought against Given Imaging could result in substantial expense and divert management’s attention from its business.

If Given Imaging is unable to manufacture, market or sell the PillCam capsules, its revenues may decline significantly or it may not be able to maintain its expected annual growth rate.  A substantial portion of Given Imaging's revenues and its annual revenue growth to date has resulted from sales of the PillCam SB capsule. Given Imaging expects that a substantial majority of its revenues for the foreseeable future will continue to come from sales of the PillCam SB capsule. Sales of the PillCam SB capsule contributed $110 million, or 78%, of its revenues in 2009, $103 million, or 82%, in 2008 and $90.6 million, or 80%, in 2007. In addition, Given Imaging expects sales of PillCam COLON and to a lesser extent, PillCam ESO, to increasingly contribute to its revenues in the future. If Given Imaging is unable to manufacture, market or sell the PillCam capsules, and the PillCam SB in particular, for any reason, including, for example, product recall, natural disaster, unavailability of components, war in Israel or as a result of a legal action against Given Imaging, Given Imaging's revenues may decline significantly or it may not be able to maintain its expected annual growth rate.

If Given Imaging fails to increase utilization of its workstations and recurring orders of its PillCam SB capsule, it may not be able to achieve the growth rate it expects. Since sales of Given Imaging’s PillCam SB, capsule for detection of disorders of the small bowel accounts for a substantial majority of its revenues, the level of recurring orders of its PillCam SB capsule by Given Imaging's customers is an important factor in growing its revenues. Given Imaging is seeking to increase the level of recurring orders by a number of methods directed to increasing utilization of its PillCam capsules by physicians, including focused selling and marketing activities, frequent contact with customers, supporting reimbursement and product concerns, improving reimbursement coverage, generating supporting clinical evidence to expand indications and educating physicians regarding the clinical benefits of the PillCam SB capsule, increasing operating efficiencies of its system to the benefit of physicians and collaborating with strategic industry participants. Increasing the level of recurring orders by its customers is also important to attracting new customers to purchase and use the Given System. If Given Imaging is unable to increase the utilization of workstations and the level of recurring orders of its PillCam SB capsule, it may not be able to achieve the revenues necessary to maintain its growth rate.

Given Imaging's future growth depends in part on its ability to market the PillCam SB capsule for additional indications other than obscure gastrointestinal bleeding. The PillCam SB capsule has been cleared for marketing by the FDA for the visualization and detection of abnormalities of the small intestine. In recent years, sales of PillCam SB capsules have accounted for the significant majority of Given Imaging's revenues. To date, the PillCam SB capsule has been used primarily for diagnosis of obscure gastrointestinal bleeding, or OGIB. Given Imaging's ability to expand the use of the PillCam SB capsule for the diagnosis of additional small bowel indications, such as Crohn's disease, depends substantially on its ability to provide clinical evidence and economic analysis supporting such expanded use, its ability to educate and train its customers on these expanded use opportunities and its ability to obtain favorable and effective reimbursement coverage for the PillCam SB capsule for small bowel indications beyond OGIB. If Given Imaging is unable to expand the use of the PillCam SB capsule beyond OGIB, sales of the PillCam SB capsule may decline or not increase as it expects.

If Given Imaging is unable to expand the market for the PillCam ESO capsule and obtain adequate third-party reimbursement for the esophageal capsule endoscopy procedure, sales of the PillCam ESO capsule may not grow as it expects or at all. Given Imaging's ability to market and sell its PillCam ESO capsule depends significantly on its ability to expand the use of the PillCam ESO capsule. To date, PillCam ESO has been used primarily to visualize esophageal varices, a condition prevalent in patients suffering from cirrhosis, a chronic liver disease. However, due to the limited prevalence of esophageal varices in the general population, Given Imaging believes the market opportunity for the use of the PillCam ESO capsule in the detection of varices is limited. Given Imaging believes that the primary market opportunity for its PillCam ESO capsule may be in the detection of Gastro-Esophageal Reflux Disease, or GERD, which is more prevalent in the general population than varices. However, in order to successfully market and sell the PillCam ESO capsule in the detection of GERD, Given Imaging must first develop a commercial plan, establish the cost effectiveness of using PillCam ESO for GERD, generate and present clinical data supporting this use and, subsequently, to obtain adequate reimbursement coverage. Given Imaging's ability to expand the use of the PillCam ESO capsule depends substantially on its ability to convince additional third party payers to provide reimbursement coverage for this capsule for the varices indication, the adequacy of such coverage and its ability to generate and present clinical data supporting reimbursement for the GERD indication. If Given Imaging is unable to do so, sales of the PillCam ESO capsule may not grow as it expects or at all.

If Given Imaging's estimates regarding the Bravo pH monitoring business are materially incorrect, Given Imaging may not be able to grow its revenues and profitability as its expects.  In December 2008, Given Imaging acquired the Bravo pH monitoring business from Medtronic, Inc., or Medtronic. In 2009, the Bravo pH monitoring business contributed significantly to Given Imaging's revenue growth in the United States. Given Imaging expects that future growth in the United States will continue to depend, in part, on its ability to grow the Bravo pH monitoring business. Since Given Imaging is new to the field of pH monitoring and have limited operating history with the Bravo product, its growth estimates may be materially incorrect. As a result, the Bravo pH monitoring business may not positively impact Given Imaging's financial results or grow as it expects.

If Given Imaging is  unable to handle the manufacturing and operations of the Bravo pH monitoring business successfully, Given Imaging's revenues may not grow as it expects, its gross margins may suffer and it may lose market share to its competitors in the pH monitoring market. During 2009, in connection with Given Imaging's acquisition of the Bravo pH monitoring business from Medtronic, Given Imaging transferred the manufacturing line of the Bravo capsules and delivery system to Israel and integrated the Bravo pH monitoring business into its company.  During this transition period, Given Imaging was dependent significantly on Medtronic to ensure uninterrupted supply of the Bravo system and Given Imaging has limited independent operating history with this product. If Given Imaging is unable to conduct manufacturing and operational activities successfully on its own, Given Imaging's revenues may not grow as a result of this acquisition as it expects, its gross margins and expected profitability may suffer or it may lose market share to its competitors in the pH monitoring market.

If Given Imaging is unable to market and sell its PillCam COLON capsule, particularly in the United States, it may miss a significant market opportunity and may not grow as it expects. In February 2008, the FDA determined that, based on then available clinical data, the first generation PillCam COLON was not substantially equivalent to any marketed device in the United States for visualization of the colon and, therefore could not be cleared for marketing in the United States, Given Imaging's biggest market, through the relatively quick 510(k) process. There can be no assurance that Given Imaging will be able to receive FDA clearance for this capsule in the foreseeable future or at all or that the PillCam COLON will be accepted as comparable or superior to existing technologies for visualization of the colon. Given Imaging’s ability to market and sell the PillCam COLON successfully, depends on one or more of the following:

●	Given Imaging's ability to develop and introduce new technologies that will improve the clinical effectiveness of the PillCam COLON capsule;

●
Receipt of FDA marketing clearance in the United States. Given Imaging cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, Given Imaging will be required to demonstrate that the PillCam COLON is safe and effective for its intended purpose;

●
The existence of clinical data sufficient to support the use of the PillCam COLON for visualization or screening of the colon as compared with other diagnostic modalities: If clinical trials indicate that PillCam COLON is not as clinically-effective as other current methods, or if the PillCam COLON procedure causes unexpected complications or other unforeseen negative effects, Given Imaging may not obtain regulatory clearance to market and sell this capsule or physicians may be reluctant to use it;

●
The availability of sufficient clinical and cost-effectiveness data for the American Medical Association, or AMA, to provide a favorable permanent "current procedural terminology", or CPT, code and for private third-party payors to make an adequate reimbursement decision to provide coverage for the PillCam COLON procedure;

●	The availability of a reliable colon cleansing and preparation procedure for the PillCam COLON capsule, which is accepted by physicians and patients; and/or

●	The absence of other safe and effective colon cancer screening products, which, if brought to market by third parties, may make the PillCam COLON capsule obsolete.

If Given Imaging is unable to achieve one or more of the above, it may not be able to market and sell the PillCam COLON capsule or the demand for the PillCam COLON may be lower than expected and sales of PillCam COLON may not contribute to its growth at the rate Given Imaging expects or at all.

Given Imaging may lose market share and its revenues and gross margins may be negatively affected due to increasing competitive pressure from other capsule endoscopy manufacturers.  Olympus Corporation has a competing capsule endoscopy system for the small bowel, which it is selling in the United States, Europe, Japan and other countries. In addition, other companies in Korea and China began selling capsule endoscopy systems for the small bowel in Europe, Asia and Australia and possibly other countries and may be selling these systems at a lower price than Given Imaging's price. If Given Imaging is unable to compete effectively in the marketplace against these competing systems, Given Imaging may lose market share, experience delays in completing sales as a result of a longer decision making process among potential customers, or experience erosion of its gross margins as a result of growing price pressure.

Given Imaging faces competition from large, well-established manufacturers of traditional technologies for detecting gastrointestinal disorders, as well as from gastrointestinal products in general that compete for the limited capital expenditure budgets of customers. Competition for the Given System also comes from traditional technologies for detecting gastrointestinal disorders and diseases, such as traditional endoscopy and radiological imaging. The principal manufacturers of gastrointestinal endoscopes are Olympus, Hoya and Fuji Film. The principal manufacturers of equipment for radiological imaging are General Electric Healthcare Systems, Siemens Medical Solutions, a division of Siemens AG, Philips Medical Systems Ltd. and Toshiba Corporation. These companies have substantially greater financial resources than does Given Imaging, and they have established reputations as well as worldwide distribution channels for medical instruments to physicians. If Given Imaging is unable to convince physicians to adopt its capsule endoscopy products over the current technologies marketed, its results of operation may suffer.

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

If Given Imaging is unable to introduce new capsules and products for use in the gastrointestinal tract, its growth may be negatively affected. Given Imaging's objective is to expand the use of the Given System as a platform to be used with a variety of products and indications. Given Imaging intends to add to its current PillCam capsules by developing and introducing new capsules and products. There can be no assurance that Given Imaging will be able to develop new products that will enjoy widespread market acceptance as superior to existing technologies for detection of abnormalities in other parts of the gastrointestinal tract or that can be used in other parts of the gastrointestinal tract. In addition, Given Imaging may be required to obtain FDA clearance in the United States and other regulatory approvals outside of the United States before commercially distributing the Given System for use in other parts of the gastrointestinal tract or introducing new products for use in the gastrointestinal tract. These regulatory processes can be lengthy and expensive, and Given Imaging cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, and in order to obtain reimbursement coverage for use of new products, Given Imaging may be required to conduct additional clinical trials to demonstrate the diagnostic and cost-effectiveness of these new products. If future clinical trials indicate that new products are  not as clinically-effective or as cost-effective as current methods, or that they may  cause unexpected complications or other unforeseen negative effects, Given Imaging may not obtain regulatory clearance to market and sell these new products or obtain reimbursement coverage, and its growth would be adversely affected.

Any disruption in the United States, the primary market for Given Imaging's products, may result in a material reduction in Given Imaging’s revenues and negatively affect its results of operations. Most of Given Imaging’s revenues since its inception have been generated from sales in the United States. Sales in the United States accounted for $89.7 million, or 63%, of its revenues in 2009, $75.6 million or 60%, of Given Imaging's revenues in 2008 and $73.8 million or 65% of its revenues in 2007 and. Any disruption to Given Imaging's market in the United States resulting from changes in management or the sales team of Given Imaging's U.S. subsidiary (Given Imaging, Inc.), adverse changes in reimbursement policies, new regulatory requirements, macro-economic changes and other events, many of which are outside Given Imaging's control, may result in a material reduction in its revenues and negatively affect its operating results.

If Given Imaging is unable to successfully market and sell its products in Japan, one of Given Imaging's significant potential growth opportunities may be materially and adversely affected. Given Imaging sells its capsule products in Japan through Suzuken Co. Ltd., or Suzuken, a large Japanese pharmaceutical wholesaler which also owns 7% of Given Imaging's Japanese subsidiary, and through Fuji Medical Co. Ltd., or Fuji Medical, an affiliate of Fuji Film Corporation. Given Imaging's ability to increase penetration into the Japanese market and grow its business depends significantly on the success of its distributors and its ability to manage two non-exclusive distributors in the same territory. See "Item 4B Information on the Company – Business Overview – Given Imaging." In addition, marketing Given Imaging's other products in Japan will require additional, product-specific regulatory clearances. Generally, the process for obtaining marketing clearance for medical devices in Japan could range from twelve months, in the case of products with only very minor modifications from previous cleared product versions, to a few years, in the case of a completely new device. There is no assurance that Given Imaging will receive regulatory clearances in Japan for any of its additional products. Finally, Given Imaging's main competitor in the field of capsule endoscopy is based in Japan and competition may be intense. If Given Imaging is unable to successfully market and sell its products in Japan for any of the foregoing or other reasons, one of Given Imaging's significant potential growth opportunities will be materially and adversely affected.

Given Imaging's reliance on single source suppliers could harm its ability to meet demand for the Given System in a timely manner or within budget. Given Imaging depends on single source suppliers for some of the components necessary for the production of its products. For example, Given Imaging has sole suppliers for the imaging sensor and transmitter of its PillCam capsules and the printed circuit boards embedded in the capsule of the Bravo system. If the supply of these components is disrupted or terminated, or if these suppliers are unable to supply the quantities of components that Given Imaging requires, Given Imaging may not be able to find alternative sources for these key components. Although Given Imaging maintains a strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for its products if supply is interrupted, and is subject to risk of loss due to catastrophic events such as fire at a storage facility. As a result, Given Imaging may be unable to meet demand for its products, which could harm its ability to generate revenues, lead to customer dissatisfaction and damage its reputation. If Given Imaging is required to change the manufacturer of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. Additionally, Given Imaging may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. The delays associated with the selection of a new manufacturer could delay Given Imaging's ability to manufacture its product in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of Given Imaging's product ceases operations or otherwise ceases to do business with Given Imaging, Given Imaging may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm Given Imaging's ability to meet demand for the Given System in a timely manner or within budget.

Risks affecting our holdings in Medingo

 Medingo requires and will continue to require substantial financial resources to finance its operations. Medingo does not yet have revenues to support its operations, and currently depends entirely on financing from its shareholders. Medingo requires and will continue to require substantial financial resources to fund its operations mainly for manufacturing and marketing its newly developed insulin pump device and planned expansion and there is no assurance that Medingo will be able to raise such financing from its shareholders or from external sources on commercially reasonable terms or at all, especially in view of the economic slowdown. If Medingo requires such additional financing and is unable to raise such additional financing, Medingo's continued operations may be at risk.

If Medingo does not effectively manage its next stages of operations, its business may be at risk. Medingo is currently facing the next stages of its operations, mainly the planning and implementation of commercial manufacturing and marketing of its newly developed insulin delivery device which entails significant challenges and risks, namely:

●	The need for substantial resources which it may be unable to raise on commercially reasonable terms or at all;

●
The ability to establish and maintain reliable, manufacturing capacity without prior experience in manufacturing its product in significant quantities, having only manufactured a limited number of units for prototypes, clinical trials and initial sales of its Solo™ System;

●	Building and managing an effective sales and marketing infrastructure;

●	Attracting, hiring and retaining sufficient and suitable personnel to meet its current and future needs.

If Medingo cannot scale its business appropriately, establish the necessary sales, marketing and production infrastructure and maintain control over expenses or otherwise adapt to anticipated and unanticipated challenges, Medingo's business may be adversely affected and may be at risk.

Medingo's ability to generate revenues depends on its Solo™ System achieving and maintaining significant market acceptance. Medingo's sales of its Solo™ System may be negatively impacted by many factors, including:

●
the failure of Medingo's Solo™ System to achieve acceptance among opinion -forming leaders in the diabetes treatment community, insulin-prescribing physicians, third-party payors and people with insulin-dependent diabetes;

●	manufacturing problems including building material production capacity;

●	changes in reimbursement rates or policies relating to products such as the Solo™ System by third-party payors;

●	claims that any portion of Medingo's Solo™ System infringes on patent rights or other intellectual property rights owned by other parties;

●	adverse regulatory or legal actions relating to products such as Medingo's Solo™ System;

●	damage, destruction or loss of any of Medingo's automated assembly units;

●	competitive pricing and related factors; and

●	if future clinical studies or other articles are published, or diabetes associations or other organizations announce positions that are unfavorable to Medingo's Solo™ System.

If any of these events occurs, Medingo's ability to generate revenues could be significantly reduced.

Medingo's ability to achieve profitability following its  current net loss level will depend on its  ability to reduce the per unit cost of manufacturing its Solo™ System through the implementation of its automated manufacturing strategy or otherwise. Currently, the expected gross margin of Medingo's Solo™ System is not expected to be significant, if at all. Future gross margins will largely depend on implementation of automated manufacturing equipment which is currently under planning to be used in the assembly of Medingo's Solo™ System is expected  to increase its manufacturing volume and achieve cost efficiencies. There is no assurance that the implementation of this equipment will be successful or that it will lead to improved gross margins.

Medingo's manufacturing operations are dependent upon third-party suppliers, making it vulnerable to supply problems and price fluctuations. Medingo intends to rely on a number of key suppliers who manufacture the components of Medingo's Solo™ System. Medingo does not have long-term supply agreements with the suppliers of most of its components, and so far, in most cases, Medingo purchases these components on a purchase order basis. In some other cases, where Medingo does have agreements in place, its agreements with its suppliers can be terminated by either party upon short notice. Medingo's suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet Medingo's demand. Medingo may also need to partner with additional third-party suppliers to manufacture certain components of its Solo System™ and complete its planned manufacturing automation of its initial line as well as subsequent lines in the future. A transition to new suppliers may result in additional costs or delays. Medingo may not be able to quickly establish additional or replacement suppliers, particularly for its sole-source components, in part because of the FDA approval process and because of the custom nature of various parts Medingo requires. Any interruption or delay in the supply of components, or Medingo's inability to obtain components from alternate sources at acceptable prices in a timely manner, could impair its ability to meet the market demand.

Medingo will  face competition from numerous competitors, most of whom have far greater resources than Medingo has, which may make it more difficult for  Medingo to achieve significant market penetration and which may allow them to develop additional products for the treatment of diabetes that compete with its Solo™ System. Medingo's Solo™ System competes with a number of existing insulin delivery devices as well as other methods for the treatment of diabetes. Most competitors are large, well-capitalized companies already with market share and significantly more resources than Medingo has. As a consequence, they are able to spend more aggressively on product development, marketing, sales and other product initiatives than Medingo can.

Item 4.	Information on the Company

A.           History and Development of the Company

We are a high technology operational holding company that operates through subsidiaries and associate companies referred to as our group companies. Our current group companies include both publicly traded and privately held companies primarily in the fields of medical devices, information and communications technology and clean technology.

Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israeli-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off. In addition, some of our group companies grew out of our subsidiary, RDC, established in 1993 by our group company, DEP (currently our subsidiary)) together with Rafael, the largest research and development organization of Israel's Ministry of Defense, pursuant to an agreement with Rafael. According to this  agreement, RDC has first rights to exploit commercially certain technologies of Rafael in non-military markets, which rights are dependent primarily upon RDC’s identification of new and existing military technology developed by Rafael, for commercial exploitation in non-military markets. Given Imaging is an example of a company that grew out of this cooperation with Rafael. In December 2007, we, DEP and RDC entered into an agreement amending the then existing agreement pertaining to rights granted to RDC to commercialize certain technologies of Rafael and settling the litigation with Rafael regarding the agreement. See "Item 3 – Key Information – Risks Affecting Us and the Companies in Our Group."

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

Our primary activity is our involvement in the management of our group companies, in which we maintain, in many cases, controlling or significant holdings.We take an active and long term role in the development and growth of our group companies. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees and active involvement in all aspects of their business to guide them through their long-term objectives. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to our group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control and financial advice.

Both our legal name and our commercial name is Elron Electronic Industries Ltd. We were incorporated in Israel in 1962. The principal legislation under which we operate is the Israeli Companies Law, 1999. Our shares are publicly traded under the symbol "ELRN" on the TASE and in the over-the-counter market in the United States under the symbol "ELRNF.PK." Our corporate headquarters and registered office is located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: elron@elron.com. Our web site address is www.elron.com. Information contained on our web site is not part of this annual report.

The following are significant transactions and events which we and our group companies have completed or which took place since January 1, 2009, in chronological order:

●
Dividend Distribution by Given Imaging. On February 10, 2009, Given Imaging declared a special cash dividend of approximately $0.54 per share, or $16 million in the aggregate, of which our and RDC's share was approximately $3.7 million and $1.4 million, respectively. Payment of this dividend was made on March 10, 2009.

●
Dividend Distribution by NetVision. On March 10, 2009 and on August 12, 2009, NetVision (TASE: NTSN) declared a special cash dividend of approximately NIS3.08 and NIS0.86 per share, respectively (approximately $0.73 and $0.23, respectively as of date of declaration) or NIS90 million and NIS26.0 million, respectively (approximately $21.2 million and $7.0 million, respectively as of date of declaration), in the aggregate. Our share in the above-mentioned dividends amounted to approximately NIS14.2 million and NIS4 million, respectively (approximately $3.3 million and $1 million, respectively, as of date of payment). Payments of these dividends took place on April 7, 2009 and on September 9, 2009, respectively.

●
Sale of 3DV. On June 2, 2009, 3DV, in which we beneficially owned approximately 51% of the outstanding shares representing all the shares owned by us and RDC (or approximately 36% representing our direct holding and our concatenated share of the holding of RDC) completed the sale of substantially all of its assets to a third party and declared  voluntary liquidation. Further to the sale and following the payment of certain expenses, proceeds from the sale to be distributed to us and RDC are expected to amount to approximately $3.6 million and $4.4 million, respectively. 3DV repaid all of its outstanding loans and distributed some of the liquidation proceeds, in the aggregate amount of approximately $18.8 million, of which our and RDC's shares were approximately $3.1 million and $3.7 million, respectively. As a result of the sale of 3DV’s assets, we recorded a gain of approximately $6.1 million in 2009.

●
Sela Semiconductor Engineering Laboratories Ltd. On September 24, 2009, Camtek Ltd. ("Camtek", an Israeli company, publicly traded on the NASDAQ and the TASE), acquired the entire share capital of SELA, in which we beneficially owned approximately 75% of the outstanding shares representing all the shares owned by us and RDC (or approximately 50% representing our direct holding and our concatenated share of the holding of RDC. As consideration for the shares, Camtek will pay Sela's selling shareholders contingent future payments in the aggregate amount of up to $9.5 million, depending on SELA's future revenues, of which our and RDCs portions are estimated to be up to $1.8 million and $4.5 million, respectively. As a result of the transaction we recorded a gain of approximately $1.1 million in 2009.

●
Potential Sale of Medingo. On October 26, 2009, the shareholders of Medingo, in which we beneficially own approximately 92% of the outstanding shares representing all the shares owned by us and RDC (or approximately 50% representing our direct holding and our concatenated share of the holding of RDC) received a non-binding indication of interest (the "Indication") of a third party regarding a potential acquisition of Medingo by it. The Indication relates to an acquisition of Medingo's entire share capital for a cash consideration ranging from $150 million to $170 million and a contingent additional cash consideration conditional upon one or more milestone(s) to be mutually agreed, which may bring the total consideration up to between $185 million and $213 million. The transaction would be subject mainly to (i) the parties entering into a mutually agreed definitive agreement; (ii) satisfactory completion of a full due diligence by the third party; and (iii) the parties obtaining applicable corporate and regulatory approvals. In the event of consummation of such a transaction, we would be expected to record a net gain attributable to shareholders initially estimated at this stage to be between approximately $57 million and approximately $86 million. There is no assurance of the occurrence, timing the expected gain amount or terms of any such transaction.

●
Sale of NetVision. On October 29, 2009, we completed the sale of our holdings in NetVision, then representing 15.24% of NetVision to our associates, DIC and Clal Industries and Investments Ltd., or CII, in consideration of an aggregate amount of NIS 228.7 million (then  approximately $60.7 million). DIC and CII are both majority-owned subsidiaries of IDBD. As a result, we recorded, in the fourth quarter of 2009, a gain of approximately $21.9 million. See "Item 7 – Major Shareholders – Related Party Transactions."

●
ChipX Inc. On November 9, 2009, ChipX, then held 28% by us, completed a merger with GigOptix Inc. ("GigOptix"), a U.S. company traded "over-the-counter" in the United States, pursuant to which the shareholders of ChipX received 40% of the shares of the merged company, constituting about 26% of the total shares on a fully diluted basis, of which we own 8.71% on an issued and outstanding basis. As a result of the merger, we recognized a gain of approximately $1.5 million during the fourth quarter of 2009.

●
Delisting and Transition to IFRS.  On January 6, 2010, we voluntarily delisted from the Nasdaq Global Select Market. We further intend to terminate the registration of our ordinary shares under the Exchange Act as soon as possible under SEC rules, thereby terminating our obligation to file annual and other reports with the SEC. We do not expect such deregistration to take effect earlier than the first quarter of 2011. Our ordinary shares will continue to be listed and traded on the TASE, our principal trading market. We will continue to make public reports with the Israeli Securities Authority and TASE in accordance with the Israeli securities laws and regulations.

As a result of the delisting from Nasdaq and transition to reporting according to  Israeli securities laws and regulations , we have changed our financial reporting principles from U.S. GAAP to IFRS. As permitted under the Exchange Act and the regulations promulgated thereunder, our financial statements included herein are prepared in accordance with IFRS (without reconciliation to US GAAP). The financial statements included under "Item 18 – Financial Statements" are our first consolidated financial statements that were prepared in accordance with IFRS and reflect the application of IFRS 1, "First Time Adoption of International Financial Reporting Standards."

●
Commencement of Negotiations for the sale of Teledata. We and other shareholders of Teledata have commenced negotiations for the sale, by way of merger, of all of the outstanding shares of Teledata to a non-Israeli publicly traded company. If completed, the aggregate consideration from this transaction is estimated, at this stage, at approximately $50 million, payable partly in cash, partly in bonds and partly in stock of the acquirer. Our share of the consideration from the transaction will be determined following discussions with other Teledata shareholders. The completion of the transaction is subject, inter alia, to due diligence regarding the acquirer to the sellers' satisfaction, the completion of negotiations, the execution of a definitive agreement and obtaining of the necessary regulatory and other approvals. Accordingly, there is no assurance that the negotiations will lead to the execution of a definitive agreement or that the transaction will be completed.

The following are the significant investments and divestitures that we and our group companies completed in 2007 and 2008, in chronological order:

●
NetVision's Acquisition of Barak and GlobCall.  In January 2007, NetVision completed its acquisition of  Barak, then a subsidiary of CII and the acquisition of  GlobCall Communications Ltd., or GlobCall, then a subsidiary of DIC, in consideration of Netvision shares issued to the selling shareholders of Barak and Globcall.  As a result, our holding in NetVision was reduced to approximately 18% from approximately 36%, resulting in a gain for us of approximately $9.1 million (net of tax and according to US GAAP) recorded in the first quarter of 2007. As part of the  transaction, we entered into a shareholders agreement with DIC and CII and into a separate agreement with DIC concerning, among other things, the appointment of  NetVision directors. During 2007, NetVision raised in two private placements of its shares, an aggregate amount of approximately NIS 112.2 million (then approximately $28 million). As a result, our holding in NetVision decreased to approximately 16%.

●
Purchase of 2.5% of Ordinary Shares of Given Imaging. In May, 2007, we completed the purchase of 2.5% of the ordinary shares of Given Imaging in a series of open market transactions for an aggregate purchase consideration of approximately $18.7 million. As a result of the transactions, we beneficially owned approximately 27% of the outstanding shares, representing all shares owned by us and RDC; and our direct and indirect concatenated ownership interest in Given Imaging, increased to approximately 23%. In parallel transactions, DIC also purchased 2.5% of the ordinary shares of Given Imaging for the same aggregate consideration, increasing its holding in Given Imaging to approximately 16%. Following these transactions, we, DIC and RDC together held approximately 43.5% of the ordinary shares of Given Imaging.

●
Sale of Carmiel Real Estate. On June 17, 2007, our wholly owned subsidiary, Elbit, completed the sale of its real estate in Carmiel, Israel for approximately $11.6 million.   As a result of the sale, we recorded a gain net of tax of $4.1 million (in accordance with U.S.GAAP) in the second quarter of 2007.

●
Investment in Pocared. In June 2007, we completed a new investment of approximately $5.35 million, in two tranches, in Pocared Diagnostics Ltd., or Pocared. The aggregate financing round of $10.7 million was led by us and SCP Vitalife Partners II, L.P., or Vitalife. As a result of our aggregate investment, we held approximately 23% of Pocared's outstanding shares.

In March 2008, we granted Pocared a convertible loan in the amount of $5.0 million out of an aggregate amount of $14.0 million then raised by Pocared. The balance of the loan was granted by other existing shareholders of Pocared and a new investor. During April 2009, Pocared completed a financing round of $6.6 million of which our share was $2.4 million. Following the above transaction, we hold approximately 31% of Pocared's share capital on a fully diluted and on as converted basis.

During September 2009, the shareholders of Pocared, including us, granted Pocared a convertible bridge loan in the aggregate amount of $2.2 million (of which our share was approximately $1.1 million). During January 2010, the shareholders of Pocared, including us, granted Pocared a further convertible bridge loan in the aggregate amount of $3 million, of which our share was approximately $1.5 million.

●
Initial Public Offering of Starling on the TASE and Other Transactions. On June 13, 2007, Starling completed its initial public offering on the TASE for the sale of shares and convertible securities in consideration for aggregate net proceeds of approximately NIS 57 million (then approximately $14 million), approximately half of which consisted of convertible interest-bearing debentures, the proceeds of which  to be released to and used by Starling upon achieving certain milestones. We invested approximately $4 million as part of the offering. In addition, immediately prior to the offering, existing shareholders of Starling, including us and RDC, converted shareholder loans in the amount of approximately $6.5 million. As a result of the offering, as of June 13, 2007, we beneficially owned approximately 68% of the outstanding shares representing all outstanding shares of Starling owned by us and RDC, or approximately 50% representing our direct holding and our concatenated share of the holding of RDC.

During October 2008, we purchased 7,638,323 convertible debentures in private transactions and additional 10,139,455 convertible debentures as a part of partial tender offer for a total amount of approximately NIS 6.9 million and NIS 9.2 million respectively (then approximately $2.0 million and $2.4 million respectively). Subsequent to the abovementioned transactions, we beneficially owned approximately 62% of the outstanding convertible debentures.

In May 2009, we and RDC signed a loan agreement with Starling, or the First Loan Agreement, under which we and RDC extended to Starling loans  in the aggregate amount of $2.6 million of which our share was approximately $1.2 million.

In July 2009, we and RDC signed a second loan agreement with Starling on substantially the same terms as in the First Loan Agreement, pursuant to which we and RDC provided Starling with an additional loan in five installments in the aggregate amount of $3.2 million of which our share was approximately $1.5 million.

In December 2009, we and RDC signed an additional loan agreement, to provide Starling with an additional loan in the aggregate amount of $3.9 million, of which our and RDC's share was approximately $1.8 million and $2.1 million, respectively.

●
Agreement with Rafael and settlement of claim by Rafael against our subsidiaries, DEP and RDC. On December 30, 2007, we, DEP, RDC and Rafael signed an addendum agreement, or the Addendum, effective as of January 1, 2008, which was subsequently approved by the court. The Addendum amended the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael, and settled a court claim filed by Rafael in September 2006 against DEP and RDC. Pursuant to the Addendum, RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions. In January 2008 we made a one-time investment in RDC of $4 million and are committed to make further investments of $0.75 million in RDC for each company that will be established by RDC based on Rafael's technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves other issues which will facilitate cooperation between the parties. In 2008, RDC established two new companies, each of which is based on Rafael's technologies following which and in accordance with the terms of the Addendum, in the fourth quarter of 2008, we invested an additional $1.5 million in RDC. In December 2009, RDC signed a loan agreement with Rafael and us for loans in the aggregate amount of $15 million, of which our share is approximately $7.5 million to be advanced to RDC in installments subject to the terms specified in the definitive agreement, of which $7.5 million was granted in January 2010 (our share was $3.75 million).

●
Investment in Medingo. In February 2008, Medingo received the second installment in the amount of $12.5 million out of the total amount of approximately $29 million raised in November 2007. As part of the financing round and in the aggregate, RDC invested $18 million, we invested $6.1 million (including $4.2 million resulting from the conversion of convertible loans previously granted to Medingo), and a U.S. venture capital fund together with other investors invested $5.1 million. As a result of the above transaction, we beneficially owned approximately 92% of the outstanding shares representing all outstanding shares of Medingo owned by us and RDC, or approximately 50% representing our direct holding and our concatenated share of the holding of RDC. In February 2009, the shareholders of Medingo signed a convertible loan agreement for extending to Medingo, loans in the aggregate amount of $5.5 million of which our share was $0.5 million and RDC's share was $4.6 million.In July 2009, the shareholders of Medingo, including us and RDC, granted Medingo an additional convertible loan in the aggregate amount of $8 million of which our and RDC's share was approximately $0.7 million and $6.7 million, respectively.

In January 2010, Medingo signed a convertible loan agreement for receiving convertible loans in the aggregate amount of $5.5 million, of which our share was approximately $0.5 million and RDC's share was approximately $4.6 million to be advanced in installments subject to the terms specified in the definitive agreement.

●
Investment in Wavion. In March and June 2008, we together with another shareholder of Wavion, in accordance with an agreement signed in August 2007, invested the second and third installments of a previous financing round. Each installment was in the amount of $3.2 million of which we invested in each approximately $2 million. In addition, simultaneously with the second installment, we together with the other shareholder purchased all the shares then held by a former shareholder in Wavion, of which we purchased 75% of such purchased shares. Following the above transactions, we held approximately 57% of Wavion's share capital on a fully diluted and on an as converted basis. As a result of the above, we commenced consolidating Wavion as of March 31, 2008

In December 2008, we, together with another shareholder of Wavion invested an additional $3 million, of which we invested $1.9 million. The above transactions did not affect our holding percentage in Wavion. In October 2009, we together with another shareholder of Wavion granted Wavion a convertible bridge loan in the aggregate amount of $1.5 million, of which our share was approximately $0.96 million.

In January 2010, we, together with another shareholder of Wavion granted Wavion a convertible bridge loan in the aggregate amount of $1.6 million, of which our share was approximately $1.4 million.

Impliant, Inc. In March 2008, we and other existing shareholders of Impliant granted a convertible loan in the amount $10 million to Impliant, in two installments, of which we granted $6 million. The first installment in the amount of $5 million was granted immediately and the second installment was granted in June 2008 following Impliant's achievement of a certain milestone as stipulated in the loan agreement. As a result of the above, we commenced consolidating Impliant as of March 31, 2008.

On July 7, 2009, Impliant completed the recapitalization and a conversion of the first $5 million of the above loans into the most senior preferred stock of Impliant. During the period of July to September 2009, we, together with other major shareholders of Impliant, entered into investment agreements with Impliant, according to which an aggregate amount of $8 million (of which our share was $2 million), was invested in Impliant as a prepayment toward the purchase of senior preferred shares of Impliant. Following the above transactions, we held approximately 39% of Impliant's share capital on a fully diluted and on an as-converted basis. The financing round led to our de-consolidation of Impliant.

●
Tender Offer to Purchase Given Imaging Shares. On June 20, 2008 we completed a tender offer to purchase 1,462,640 ordinary shares of Given Imaging, representing 5% of Given Imaging's issued outstanding shares, for $16.54 per share in the aggregate amount of $24.5 million (including approximately $0.3 million related costs). After the transaction, our direct and indirect concatenated (through RDC) holding in Given Imaging increased to approximately 27.8% of Given Imaging's issued and outstanding shares (or a 32.4% beneficial ownership). DIC holds 16.1% of Given Imaging. Therefore, we together with DIC and RDC hold approximately 48.5% of the issued and outstanding shares of Given Imaging.

●
Investment in BrainsGate. In August 2008, BrainsGate completed a financing round of $27.5 million. The round was initially an internal financing round (which was signed in January 2008) of $12.5 million of which we invested approximately $5.5 million. The financing round was increased in August 2008 by an additional $15.0 million of which $12.5 million was invested by Johnson & Johnson Development Corporation joined by VC-Fund Agate Medical Investments LP and the balance by existing shareholders, of which we invested an additional $1 million. Following payment of all aggregate investments, we hold approximately 21% of BrainsGate on a fully diluted and on an as converted basis.

B.           Business Overview

Our group companies are engaged in the following main fields of advanced technology: (i) medical devices; (ii) information and communications technology; and (iii) clean technology. The business overview is presented, for the purposes of convenience only, according to these main fields listed above, none of which is considered a separate reportable segment.

Our group companies as of December 31, 2009 are*:

Medical Devices	Information and Communication Technology	Clean Technology	Other Holdings
Given Imaging	Teledata	Aqwise	Jordan Valley
Medingo	Wavion	BPT
NuLens	Starling	Atlantium
Brainsgate	Safend
Pocared	PlyMedia
Impliant	Actysafe
Galil Medical	Xsights
Notal
SyncRx

* All financial information regarding our group companies described herein under "Item 4, B – Business Overview" is presented according to US GAAP unless stated otherwise.

1.           Medical Devices

Our activities in the field of medical devices consist of our holdings in the following companies:

●
Given Imaging, in which we beneficially own approximately 48.3% of the outstanding shares, representing all shares owned by us, RDC and DIC (which we may be deemed to beneficially own as a result of the voting agreement between DIC and us), or approximately 32.2%, representing our direct holding together with RDC's holding or 27.7% representing our direct holding and our concatenated share of the holding of RDC;

●
Medingo, in which we beneficially own approximately 92% of the outstanding shares representing all shares owned by us and RDC, or 50% representing our direct holding and our concatenated share of the holding of RDC;

●	NuLens, in which we hold approximately 34% of the outstanding shares;

●	BrainsGate, in which we hold approximately 23% of the outstanding shares;

●	Pocared, in which we hold approximately 31% of the outstanding shares;

●	Impliant, in which we hold approximately 48% of the outstanding shares;

●
Galil Medical, in which we beneficially own approximately 29% of the outstanding shares, representing all shares owned by us and RDC, or approximately 21%, representing our direct holding and our concatenated share of the holding of RDC;

●	Notal, in which we hold approximately 27% of the outstanding shares; and

●	Sync-Rx, in which we beneficially own approximately 84% of the outstanding shares representing all shares owned by RDC, or 42% representing our concatenated share of the holding of RDC.

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

Given Imaging's principal product, which incorporates its core technology, is the Given System, a proprietary wireless imaging system that uses its disposable video capsules, referred to as the PillCam capsules. The PillCam video capsules are easily ingested by the patient and move naturally through the gastrointestinal tract without discomfort while wirelessly transmitting to a portable recorder, enabling gastroenterologists to view high quality video, images and data on RAPID workstations, utilizing Given Imaging's proprietary RAPID software. Given Imaging believes that capsule endoscopy is a patient-friendly solution that addresses a significant market opportunity and overcomes many of the shortcomings of traditional diagnostic tools for gastrointestinal disorders.

In 2001, Given Imaging commenced marketing the Given System, Given Imaging's capsule endoscopy platform, with the M2A capsule (which Given Imaging rebranded in 2004 as the PillCam SB capsule, or PillCam SB), for detection of disorders of the small bowel. As of December 31, 2009, Given Imaging had sold more than 1.1 million PillCam SB capsules in over 65 countries worldwide and had an installed base of nearly 5,340 Given Systems and 405 RAPID Access units. RAPID Access is the version of software that can be installed on customers' hardware and enables PillCam capsule endoscopy study management to be performed in a network environment.

Since November 2004, Given Imaging has been also marketing and selling the PillCam ESO capsule for visualizing the esophagus.

PillCam COLON is the third video capsule that Given Imaging has developed.  Given Imaging began selling the PillCam COLON in Europe only in the second half of 2007 and intends to have gradual and limited marketing and sales of its second-generation PillCam COLON capsule in European countries in 2010, following receipt of the CE mark for this capsule in late 2009. PillCam COLON has not yet received FDA clearance for marketing in the United States. In February 2008, the FDA determined that the PillCam COLON capsule was not substantially equivalent to any marketed device in the United States for visualization of the colon and therefore could not be cleared for marketing in the United States, Given Imaging's biggest market, through the 510(k) process. Given Imaging is currently developing an improved PillCam COLON capsule that it plans to submit for FDA clearance in the future once development and necessary clinical trials to attest to the safety and effectiveness of this capsule are completed. There can be no assurance that Given Imaging will be able to obtain FDA clearance for the PillCam COLON capsule, or even if it does, that this capsule will achieve widespread market acceptance as superior to existing technologies for visualization or screening of the colon.

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

In December 2008, Given Imaging acquired the Bravo pH monitoring business from Medtronic. This was Given Imaging's first acquisition since inception. The Bravo pH monitoring system is the only wireless, catheter-free pH test for Gastro Esophageal Reflux Disease, or GERD, and uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. pH testing is considered the gold standard for diagnosing GERD. Given Imaging believes that the Bravo pH monitoring system is a more patient-friendly test for GERD than catheter-based tests and is a synergistic and strategic fit with its innovative PillCam platform.

On March 21, 2010, Given Imaging signed a definitive agreement to acquire privately-held Sierra Scientific Instruments, or Sierra, for $35 million in cash. Sierra is a leading provider of specialty diagnostic devices for the gastrointestinal tract. Given Imaging expects that the acquisition will close and become effective on or about April 1, 2010, subject to the satisfaction of customary closing conditions, at which time Sierra will become a wholly-owned subsidiary of Given Imaging. Given Imaging believes that this acquisition strengthens its position as a global leader in the gastro-esophageal diagnostic market.

In March 2007, Given Imaging signed a cooperation agreement with Fuji Film Corporation. The goal of the agreement is to build closer collaboration between the companies in research and development, component sourcing, marketing and product distribution worldwide. Under the terms of the agreement, Given Imaging and Fuji Film collaborate to develop products and components for the gastrointestinal endoscopy and diagnostic field. The agreement also grants Fuji Film non-exclusive rights to distribute Given Imaging's capsule endoscopy capital equipment including its RAPID workstation and data recorders, and small bowel products including PillCam SB, and AGILE Patency capsules in certain countries worldwide, which will be determined by the two companies on a case-by-case basis. In January 2009, Fuji began distributing and selling Given Imaging's capsule endoscopy products in Japan, in addition to Suzuken.

Given Imaging's R&D efforts are focused primarily on developing new capsules to be used in the detection of abnormalities in the colon, improvements to its existing products and new technologies for future expansion of its product offering.

Given Imaging recorded revenues of $141.8 million in 2009, $125.1 million in 2008 and $112.9 million in 2007.

Third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002. Initially, all reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other indications and, as of December 31, 2009, most Medicare carriers and third party private payors, with a total insured population in the United States of approximately 220 million individuals, also covered capsule endoscopy of the small bowel for suspected Crohn's disease, suspected small bowel tumors and other small bowel pathologies. Most of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System and some may require prior authorization. Several third-party payors issued new or updated policies that do not require endoscopy procedures prior to performing small bowel capsule endoscopy for patients with suspected Crohn's disease. As of December 31, 2009, approximately 40 million individuals in the United States had coverage under these new or updated policies. As of December 31, 2009, approximately 46 million individuals had reimbursement coverage for capsule endoscopy of the esophagus using Given Imaging's PillCam ESO capsule to evaluate esophageal varices in patients diagnosed with cirrhosis of the liver, a chronic liver disease, and approximately 250 million individuals in the United States had reimbursement coverage for the Bravo pH monitoring procedure. In Europe, the population with reimbursable access to small bowel capsule endoscopy at the end of 2009 was approximately 226 million similar to the situation the end of 2008. Outside the United States, there is no meaningful reimbursement coverage for the Bravo pH system.

Given Imaging currently markets and sells the Given System through a combination of (i) direct sales through its subsidiaries and (ii) independent distributors in over 65 countries. Currently, Given Imaging markets the Given System directly in Australia, Canada, France, Germany, the United States and Israel. Direct sales accounted for 78% of Given Imaging's revenues in 2009.

In addition to Given Imaging's direct markets, it markets and sells its products in more than 60 other countries through local distributors or representatives. Sales to Given Imaging's local distributors worldwide, including Japan, accounted for approximately 22% of its revenues in 2009.

In Japan, Given Imaging operates through Given Imaging, K.K., its Japanese subsidiary, which was established as a joint venture with Marubeni Corporation and Suzuken Co., Ltd. to commercialize the Given System in Japan. Marubeni is one of Japan’s largest trading companies and Suzuken is a large Japanese pharmaceutical wholesaler. Currently, Marubeni and Suzuken own together an aggregate of approximately 13.4% interest in this entity and Given Imaging has an approximately 86.5% controlling interest. Given Imaging received regulatory clearance to market its RAPID workstation and PillCam SB capsule in Japan in April 2007. Additionally, effective October 1, 2007, Japanese authorities announced initial reimbursement coverage for procedures using the PillCam SB capsule for small bowel indications with obscure bleeding. This reimbursement covers the entire adult population in Japan. During 2007 and 2008 Suzuken acted as the exclusive distributor of Given Imaging K.K. in Japan. Given Imaging's sales in Japan in 2008 were lower than expected. Consequently, Given Imaging agreed with Suzuken that it will become a non-exclusive distributor and Given Imaging appointed Fuji Medical Systems Co., Ltd., or Fuji Medical, an affiliate of Fuji Film Corporation, as a second non-exclusive distributor in this market, effective January 2009. Sales to these two Japanese distributors accounted for 4.7% of Given Imaging's revenues in 2009.

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

Given Imaging designed its portable data recorder, sensor array and their related accessories. The components of the data recorders are manufactured externally and assembled and tested at Given Imaging's facilities. Sensor arrays are manufactured and assembled externally and tested at Given Imaging facilities. The computer workstation is specially configured in accordance with Given Imaging specifications and is pre-loaded with Given Imaging's proprietary RAPID software. Given Imaging's R&D activities are conducted internally by its R&D staff, primarily at its facilities in Yoqneam, Israel.

During 2009, the Bravo capsule and the delivery system were manufactured for Given Imaging by Medtronic under the terms of a supply agreement that Given Imaging signed with Medtronic as part of its acquisition of the Bravo pH monitoring business.  In parallel, Given Imaging completed the transfer of the production lines and manufacturing know-how of this product from the United States to Israel. As of January 1, 2010, Given Imaging manufactures the Bravo product in its own manufacturing facility in Israel in two production lines.

The Bravo system also includes proprietary pH analysis software for viewing and analyzing the examination results. The current software is known as POLYGRAM NET and was developed by Medtronic. During 2009, Given Imaging completed the development of its own proprietary software known as RAPID pH, which it intends to begin marketing and selling in early 2010.

Given Imaging relies on single-source suppliers for two key components of the PillCam capsule: (i) A U.S.-based supplier developed the imaging sensor that is integrated into the PillCam capsules based on Given Imaging's specifications and is also manufacturing and supplying this imaging sensor exclusively to Given Imaging and (ii) a Canadian company supplies the transmitter that is integrated into the PillCam capsules. Given Imaging has long term contracts with each of these suppliers with an option to extend. In addition, Given Imaging  depends on single source suppliers for some other components of the Given Systems and the components  necessary for the production of the Bravo system. Given Imaging does not have written contracts or long-term contracts with some of these suppliers.

Three companies control the major portion of the worldwide gastrointestinal traditional endoscopy market. These companies, Olympus Corporation, or Olympus, Hoya (Pentax) and Fuji Film, have marketed and sold flexible endoscopic equipment for many years. Olympus has been marketing and selling a competing capsule endoscopy system in Europe and Australia since October 2005. In September 2007, Olympus received FDA clearance to market its capsule endoscopy system and small bowel capsule in the United States and in September 2008, Olympus also received regulatory clearance to market its capsule endoscopy system in Japan. In addition to Olympus, a Chinese company is selling its capsule endoscopy systems in China and other Asian countries at lower prices than Given Imaging's system and presented its systems at industry trade shows outside Asia. Finally, according to publicly available information, in 2007 a South Korean company began selling a competing system in Korea as well as in Europe and Australia, and has intensified marketing and selling efforts in these regions in 2008 and 2009.

In the pH monitoring business, the most common esophageal pH monitoring device is the transnasal catheter, which continuously measures pH for 24 hours.  Sierra Scientific, Sandhill and Medical Measurement Systems, or MMS, are the major pH catheter manufacturers that compete with the Bravo system.

Given Imaging acquired the rights to its first U.S. and Israeli patents in January 1998 under a technology purchase and license agreement with Rafael. These patents expire in January 2014 and January 2015, respectively. In addition, Given Imaging owns or co-owns 180 additional issued patents in the United States, Australia, Canada, China, France, Germany, India, Israel, Italy, Japan, South Korea, Spain, Taiwan, and the United Kingdom, all of which covering different elements of its technology and expire between 2017 and 2025. Given Imaging also holds two utility models in Japan, one utility model in South Korea, and nine utility models in Germany. As of December 31, 2009, Given Imaging had more than 490 pending patent applications worldwide based on approximately 180 priority applications relating to various elements and functions of its product and enhancements.

In March 2004, the U.S. Patent and Trademark Office, or USPTO, notified Given Imaging that it would conduct a reexamination of some of the claims in its first U.S. patent, known as the '531 patent, pursuant to a request submitted by Olympus Corporation. In April 2006, the USPTO issued a decision confirming the validity of 13 of the original 17 claims of the '531 patent. In September 2006, Given Imaging appealed the rejection of the other four claims.  The appeal was denied in 2009.

On June 17, 2008, Given Imaging announced that it has signed a final agreement with Olympus for the settlement of the patent litigation between the two companies in the United States. The agreement includes certain worldwide royalty-free cross-licenses under all existing patents of the other party for its respective capsule endoscopy products existing as of the settlement date, a release of all past causes of action and a cross-license under existing and future patents of each party for future capsule endoscopy products, which may include the payment of royalties by either party at a rate to be determined through an agreed upon mechanism.

Given Imaging's offices are located in Yoqneam, Israel. As of December 31, 2009, Given Imaging had approximately 518 employees.

Additional information on Given Imaging is presented in reports Given Imaging files with the SEC, which are posted on the SEC's website at www.sec.gov.

Medingo

Medingo was established by RDC in November 2005 to develop, manufacture and market medical devices aimed to improve the quality of life for people living with diabetes.  Medingo has developed a low cost, miniature insulin patch pump the Solo™ Micro-Pump, which is expected to replace the more costly conventional pump model with a disposable model. The Solo™ Insulin Micro-Pump is a tiny, tubeless, stand-alone insulin infusion device combined with a remote control that personalizes many pump parameters to the patient's needs.

The Solo™ Insulin Micro-Pump System consists of two major components. The first component is the Solo™ Micro-Pump including reusable and disposable parts, which is worn on the skin to dispense baseline rates of insulin throughout the day based on user specified information and the Solo™ Remote which provides patients the ability to personalize their Solo™ Micro-Pump with user-defined settings that optimize blood glucose control.

The Solo™ System design allows the costly portions of the system to be reused (the pumping mechanism, remote control and inserter) and the low cost portions to be disposed of according to health and safety recommendations every 2-3 days. This design is expected to allow Medingo to gain higher gross margins as compared with its competitors

In July 2009, Medingo received the FDA clearance to market the Solo™ System in the United States and in January 2010, this clearance was extended to under 18 year olds. ISO certification was received during November 2009 and CE mark is anticipated during 2010.

The Medingo facility includes a clean room and space for manual/semi-automated manufacturing processes. Currently, manufacturing is done in a manual assembly line. Medingo has only manufactured a limited number of units for prototypes, clinical trials and initial sales of the Solo™ System. Medingo expects that subject to volume requirements, automated assembly machines will be developed and implemented in order to meet future product demand and to achieve cost efficiencies as Medingo grows its business.

Medingo expects to start commercialization of the Solo™ System during 2010.

In addition, Medingo is developing the Tango™, a product that aims to sense glucose continuously and to dispense insulin from a single patch.

Medingo has seven patents issued and 153 pending patent applications.

On October 26, 2009, we and other shareholders of Medingo, received a non-binding indication of interest, or the Indication, of a third party regarding a potential acquisition of Medingo by it. The Indication relates to an acquisition of Medingo's entire share capital for a cash consideration ranging from $150 million to $170 million and a contingent additional cash consideration conditional upon one or more milestone(s) to be mutually agreed, which may bring the total consideration up to between $185 million and $213 million. The transaction would be subject mainly to (i) the parties entering into a mutually agreed definitive agreement; (ii) satisfactory completion of a full due diligence by the third party; and (iii) the parties obtaining applicable corporate and regulatory approvals. In the event of consummation of such a transaction, we would be expected to record a net gain attributable to shareholders initially estimated at this stage to be between approximately $57 million and approximately $86 million. There is no assurance of the occurrence, timing the expected gain amount or terms of any such transaction.

The continued operations of Medingo are dependent upon raising additional financing.

Medingo's offices are located in Yoqneam, Israel. As of December 31, 2009, Medingo had 85 employees.

NuLens

NuLens, established in September 2002, operates in the field of intra-ocular lenses, or IOLs, mainly for the treatment of cataracts, presbyopia and low vision. NuLens is focused on developing an accommodating IOL capable of restoring spectacle-free vision at all distances (near, intermediate and distance). In May 2006, NuLens initiated clinical (pilot) human trials in Spain with the NuLens IOL prototype focusing on safety and efficacy. Additional clinical (pilot) human trials to assess IOL suitability for low vision and cataract patients commenced in 2008 outside the United States and continued in 2009.

NuLens has 15 patents and 67 pending patent applications, two registered designs and a pending design application, and seven registered trademarks and 11 pending trademark applications.

NuLens' offices are located in Herzliya, Israel. As of December 31, 2009, NuLens had 20 employees.

NuLens is currently in the development stage and has not commenced sales. NuLens will require additional resources to complete its clinical trials and to finance its operations.

BrainsGate

Established in 2000, BrainsGate is a medical device company that develops innovative therapies for patients suffering from Central Nervous System (CNS) diseases. BrainsGate's platform technology involves electrical stimulation of the spheno-palatine ganglion (SPG) to augment cerebral blood flow and to increase the permeability of the blood-brain barrier (BBB).

BrainsGate is currently focusing on the treatment of acute ischemic stroke. Other potential applications include drug delivery into the Central Nervous System, Alzheimer's disease and vascular dementia.

BrainsGate has developed the NeuroPath™ System, based on a miniature electrode implanted at the roof of the mouth using a minimally invasive, simple procedure.

BrainsGate completed an extended pilot clinical trial for its leading application – treating acute ischemic stroke with a therapeutic window of 24 hours from onset, focusing on safety and efficacy. In early 2009 BrainsGate launched its multi-center pivotal trial of the NeuroPath. BrainsGate completed a second pilot study for its vascular dementia application.

BrainsGate has five patents and over 25 pending provisional and patent applications.

BrainsGate is headquartered in Caesarea, Israel. As of December 31, 2009, BrainsGate had 30 employees.

BrainsGate is currently in the development stage and has not commenced sales. BrainsGate will require additional resources to complete its clinical trials and to finance its operations.

Pocared

Established in 2004, Pocared is a medical device company developing innovative technological platform for real-time and reagentless diagnosis of contaminants (bacteria, yeast and chemical materials) suspended in liquids. Pocared's technological platform may be used to address a wide range of medical and industrial diagnostic applications. Pocared is now focusing on developing a real-time, fully automated, reagentless laboratory system for the in-vitro diagnostics industry. Pocared's first application for its product in the in vitro diagnostics industry is in the diagnosis of urinary tract infections. Other potential applications that the company is pursuing include swab-based samples (for diagnosis of conditions such as methicillin resistant staphylococcus aureus) and blood samples (for diagnosis of conditions such as sepsis).

Pocared has 8 issued design patents and designs. Pocared also has 15 pending patent applications and PCT applications.

Pocared is headquartered in Omer, Israel. As of December 31, 2009, Pocared had 10 employees.

In December, 2009, Pocared decided to terminate its engagement with the third party previously engaged to perform most of Pocared's research and development.

Pocared is currently in the development stage and has not commenced sales.

The continued operations of Pocared are dependent upon raising additional financing.

Impliant

Impliant, which began its activities in 1999, is engaged in the development of novel spine arthroplasty solutions for motion preservation. The company's flagship device, the TOPS™ System – Total Posterior Arthroplasty System, is a motion preservation device alternative to fusion.

The TOPS™ System is designed to treat spinal stenosis in the lumbar spine, one of the most common degenerative conditions affecting the spine. It allows the spine surgeons to relieve pain by removing the skeletal structures that impinge on nerve roots and to replace them with a prosthesis that provides stability without sacrificing mobility. The TOPS™ System is a pedicle screw-based implant with a cushioned articulating construct designed to restore near-normal physiological range of motion. The device implanted through a familiar posterior surgical approach.

In the middle of 2006, Impliant received a CE for the TOPSTM System in Europe.

In addition to the single level TOPS™ System, Impliant has developed a broad family of motion preservation devices including: the VersaLink Fixation System™ for multi-level pathologies that require a combination of fusion construct at one level and a motion device at the adjacent level.

In August 2006, the company received FDA approval to begin a pivotal IDE study that it commenced in the second half of 2006 and voluntarily suspended the study in September 2007 following a device-related failure. In December 2009, the company received formal approval from the FDA to continue the IDE with 32 centers and up to 450 patients.

Impliant's headquarters are located in Plymouth (Philadelphia area), Pennsylvania, with R&D activities taking place in Ramat Poleg, Israel. As of December 31, 2009, Impliant had 28 employees.

Impliant has six issued US patents, three EU patents, 11 continuations, 12 pending U.S. patent applications.

Innomed, a seed stage medical device venture capital fund in which we hold 14%, holds 1.3% of the outstanding shares of Impliant.

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

Galil Medical is also focusing on developing minimally invasive cryotherapy solutions for oncological conditions.

Galil Medical's intellectual property consists of intellectual property received from Rafael and intellectual property developed by Galil Medical's R&D team. Galil Medical has 40 patents and 54 pending applications.

Galil Medical recorded revenues of $21.7 in 2009, $24.7 million in 2008 and $25.6 million in 2007.

During  March 2010, we announced that our Audit Committee and Board of Directors had approved the transaction in which we, together with RDC and DIC and certain other shareholders of Galil Medical entered into an agreement to sell all our respective holdings in Galil Medical to certain other Galil Medical shareholders  for an immediate payment in the aggregate amount of $1.33 million and for an additional contingent future payment, conditional upon certain future events occurring within 24 months from the consummation of the above transaction, allocated between the selling shareholders proportionally to the number of Galil Medical shares sold by each of them  from among the total shares sold, irrespective of their class and liquidation preference. Accordingly, our and RDC's portion in the immediate payment shall be approximately $0.4 million and $0.5 million respectively. The consummation of the transaction is conditional upon the following: (A) we shall not have received by March 28, 2010, a notice from our shareholders pursuant to the Israeli Companies Regulations (Reliefs in Related Parties Transactions), , objecting to the reliefs available under such regulations concerning the approvals required in connection with the transaction(which objection was not in fact received by that date), (B) completion of a capital raising round by Galil Medical of up to $6.4 million; and (C) all required approvals and agreements shall have been received, if required, to consummate the transaction. There is no assurance as to the timing or occurrence of the transaction.

Galil Medical's headquarters and its system R&D are based in Minneapolis, Minnesota and its manufacturing facilities and its disposables R&D are based in Yoqneam, Israel. Galil Medical sells its products worldwide through a direct sales force and through distributors.

As of December 31, 2009, Galil Medical had approximately 92 employees worldwide

The continued operations of Galil Medical are dependent upon raising additional financing.

2.           Information, Communications & Technology, or ICT

Our activities in the field of ICT consist of our holdings in the following companies:

●
Starling, in which we beneficially own approximately 68% of the outstanding shares, representing all shares owned by us and RDC, or approximately 50%, representing our direct holding and our concatenated share of the holding of RDC;

●	Teledata, in which we hold approximately 21% of the outstanding shares, and in which, Infinity, a related venture capital fund, holds approximately 4% of the outstanding shares;

●	Wavion in which we hold approximately 66% of the outstanding shares;

●	Safend, in which we hold approximately 27% of the outstanding shares;

●
XSights in which we beneficially own approximately 100% of the outstanding shares representing all shares owned by RDC, or approximately 50%, representing our concatenated share of the holding of RDC; and

●
Actysafe, in which we beneficially own approximately 100% of the outstanding shares representing all shares owned by RDC, or approximately 50%, representing our concatenated share of the holding of RDC.

The following is a description of our main group companies in the ICT field:

Starling

 Founded at the end of 2003, Starling is a provider of innovative connectivity solutions for the broadband access market for mobile platforms including aircraft and ground vehicles. Starling provides a unique connectivity solution that enables the delivery of advanced high speed broadband Internet services and applications on all sizes of aircraft as well as on ground vehicles. The Starling MIJET product line incorporates a fuselage mounted, two-way Ku-band connectivity via satellites and low profile antenna that enables easy and rapid installation.

Starling's MIJET® line of products for the airborne markets includes the MIJET, MiniMIJET, MIJETLite and the AURA. These are Ku-band antenna systems enable airliners to connect their entire fleet, including narrow body models, so that air travelers can enjoy virtually any advanced application from fast Internet access, from virtual private network personal digital assistant , VOIP, mobile phone, e-mail and video conferencing to online gaming. Starling has completed successful flight tests with the MIJET antenna system and is in advanced stages of qualification tests for its other antenna systems.

Starling's line of products for the ground market includes the StarCarTM antenna system currently targeted for search and rescue ground vehicles, the StarRailTM antenna system for use on high-speed trains and the StarPackTM antenna system, an antenna system hand carried by a single user.

On June 13, 2007, Starling completed its initial public offering on TASE for the sale of shares and convertible securities for aggregate proceeds of approximately NIS 57 million (then approximately $ 14 million). Approximately half the proceeds from convertible interest-bearing debentures was held in escrow and were subsequently released to Starling, upon Starling achieving milestones relating to receiving significant orders following the offering. We invested approximately $4 million as part of the offering. In addition, immediately prior to the offering, existing shareholders of Starling, including us and RDC, converted shareholder loans in the amount of approximately $6.5 million.

In May 2008 Starling signed a cooperation agreement with EMS Technologies, Inc. ("EMS") (Nasdaq: ELMG) according to which Starling and EMS will cooperate in the planning, manufacturing and marketing of innovative satellite-based Ku-band airborne antenna systems based on both companies' technologies.

In September 2008, Starling announced that an international communication service provider signed a detailed non-binding agreement with EMS under which EMS is to supply the international communication service provider with two-way Ku band antenna systems for aircraft over a period of seven years. The antenna systems to be supplied to the international communication service provider will incorporate Starling's technology pursuant to the cooperation agreement signed between Starling and EMS in May, 2008. On December 4, 2008, Starling signed an agreement with EMS with respect to its part of the above multi year contract between EMS and an international communication service provider.

In November 2008, Starling announced that it received its first order from Jeson Wireless (Shanghai) Communications Co. Ltd. to supply innovative antenna systems for emergency vehicles in China. The Starling antenna systems will be able to transmit and receive video, images, and heavy data files, and communicate via VOIP for onsite emergency information transfer. The order is for approximately NIS 2.5 million (approximately $0.7 million). This order has enabled Starling to expand its addressable markets to include land connectivity.

On December 21, 2008, Starling announced that it had received a binding purchase order from EMS for two-way Ku band antennas in the amount of approximately $9 million to be supplied over a period of seven years. On November 30, 2009, Starling received a purchase order in the amount of $ 0.7 million for serial production antenna systems to be supplied during 2010.

On December 30, 2008, Starling announced that it had received a $2.1 million order from Space Star Aerospace Technology Applications Ltd. or, Space Star, for the supply of innovative satellite-based antenna systems for motor vehicles. The order is part of an obligation by Space Star to purchase antenna systems for up to an aggregate of $9 million subject to successful testing by Space Star of Starling's antenna systems. On December 10, 2009, Starling announced that it had signed a second agreement with Space Star for the supply of antenna systems for motor vehicles amounting to an aggregate  of $5 million in orders received together with the agreement dated December 30, 2008.

In October 2009, Starling received a down payment from CEC Panda, a Chinese company, on account of a purchase order to supply antenna systems. The total value of the purchase order is $0.8 million.

Starling has four patents and eight pending patent applications. The USPTO has registered a patent in the name of a third party in connection with an antenna for satellite communications similar to technology used by Starling in its MIJET antenna system. Starling believes, based on legal advice, that its invention enjoys priority over the invention which is the subject of the third-party patent.

Starling has its headquarters in Yoqneam, Israel. As of December 31, 2009, Starling had 49 employees. The continued operations of Starling are dependent upon raising additional financing.

Teledata

Teledata, founded in 1981, provides innovative access products and solutions for both traditional and Next Generation Networks, or NGN, to telecom operators and service providers, which allow operators to provide a large variety of wireline services, including voice, data and video (Triple Play) for business and residential customers. Teledata's solutions provide a smooth migration path from existing legacy networks into NGN based on IP and soft switches. Teledata has the following line of products: BroadAccess™, which is a carrier-class Integrated Multiservice Access Platform, and Access Gateway, used for voice conversion into NGN and providing integration into both ATM and IP networks.

Teledata sells its products directly and through distributors in Europe, Asia, Africa and Latin America. Teledata's revenues were $49.7 in 2009, $49.3 million in 2008 and $36.3 million in 2007. Teledata's revenues depend to a large extent on being awarded large projects with existing and new customers, mainly in emerging countries. There is no assurance that Teledata will be able to continue to increase its revenues. Teledata received shareholder loans and/or guarantees (which currently remain outstanding) from us and the other major shareholder, in the aggregate amount of $7.0 million of which our share is approximately $3.5 million.

We and other shareholders of Teledata have commenced negotiations for the sale, by way of merger, of all of the outstanding shares of Teledata to a non-Israeli publicly traded company. If completed, the aggregate consideration from this transaction is estimated, at this stage, at approximately US$50 million, payable partly in cash, partly in bonds and partly in stock of the acquirer. Our share of the consideration from the transaction will be determined following discussions with other Teledata shareholders. The completion of the transaction is subject, inter alia, to due diligence regarding the acquirer to the sellers' satisfaction, the completion of negotiations, the execution of a definitive agreement and obtaining of the necessary regulatory and other approvals. Accordingly, there is no assurance that the negotiations will lead to the execution of a definitive agreement or that the transaction will be completed.

The continued operations of Teledata are dependent upon raising additional financing.

Teledata maintains its headquarters in Herzliya, Israel. Teledata also operates through subsidiaries in the Netherlands and Brazil. As of December 31, 2009, Teledata had 114 employees worldwide.

Teledata has 14 patents and 26 pending patent applications, primarily in the United States.

Wavion

Established in 2000, Wavion is engaged in providing outdoor Wi-Fi base station solutions for last mile access and backhaul. Wavion's Spatially Adaptive Multi-Radio Base Stations are based on beam forming and SDMA technologies and provide increased coverage and capacity, enhanced indoor penetration and immunity to interference as compared with conventional Wi-Fi access points. Using Wavion's base stations, carriers and service providers can substantially lower their total cost of ownership in deploying metro and rural Wi-Fi networks.

Wavion operates in the area of outdoor Wi-Fi and its business model is based on providing low-cost broadband connectivity to service providers and governments. Wavion faces competition from lower-end access points with limited capacity and coverage, on the one hand, and from higher-end equipment with similar performance but higher cost, on the other hand.

Wavion sells its products directly and through distributors in North America, Asia Pacific, East Europe, Africa and Latin America. Wavion's revenues were $7.7 million in 2009, $2.5 million in 2008 and $ 0.4 million in 2007. (All figures are presented according to IFRS.)

There is no assurance that Wavion will be able to sufficiently increase its revenues to achieve breakeven in which event, the continued operations of Wavion will be dependent upon raising additional financing.

Wavion is a Delaware corporation with headquarters and R&D facilities in Yoqneam, Israel and sales offices in the U.S., Peru, Argentina, Brazil, Russia and India.

Wavion has one registered patent and two patents pending.  As of December 31, 2009, Wavion had 60 employees.

Safend

Safend, established in 2003, develops comprehensive endpoint security solutions that enable organizations to adopt new communication technologies without sacrificing security.

Safend's Data Protection Suite guards organizations against data loss and theft while ensuring regulatory data security compliance and privacy standards. The Safend solution encrypts all data residing on the internal and external hard drives, removable storage and CD/DVDs while also monitoring real-time traffic and applying customized, highly-granular security policies over all physical, wireless and storage devices.

Safend has 27 pending patent applications.

Safend recorded revenues in the amount of $7.3 million in 2009, $5.6 million in 2008, and $3.7 million in 2007. There is no assurance that Safend will be able to continue to increase its revenues which may result in Safend requiring additional funding to finance its operations.

Safend is headquartered in Tel Aviv, Israel with subsidiaries in Philadelphia, Pennsylvania and Luxembourg. As of December 31, 2009, Safend had 62 employees worldwide.

3.           Clean Technology

Our activities in the field of clean technology comprise advanced water disinfection technology through our holdings in the following companies:

●	Aqwise, in which we hold approximately 34% of the outstanding shares

●	Atlantium, in which we hold approximately 23% of the outstanding shares; and

●	BPT – Bio-Pure Technologies Ltd, or BPT, in which we hold approximately 17.5% of the outstanding shares.

Aqwise – Wise Water Technologies Ltd.

Founded in September 2000, Aqwise focuses on the development and implementation of innovative biological water and wastewater treatment solutions for the industrial and municipal markets. The proprietary AGAR® (Attached Growth Airlift Reactor) family of solutions are based on moving bed / fixed biofilm processes. Aqwise solutions increase the capacity and efficiency of existing wastewater treatment plants, while offering compact and scalable deployments of new plants. Moreover, the solutions may be used for extensive nitrogen removal, both in existing and new facilities.

Aqwise offers a wide range of services and project implementation routes, from process design through full turn-key project management. Aqwise's solutions have been successfully installed in dozens of municipal and industrial plants around the world, serving a variety of industries including food and beverage, pulp & paper, pharmaceuticals, and aquaculture.

Aqwise has two registered U.S. patents and an Indian patent, one provisional patent application, and several applications in various process stages internationally. Aqwise® and AGAR® are U.S. registered trademarks of Aqwise. During 2009 Aqwise initiated a joint R&D program with a European company, which received funding approval under the Pan-European network Eureka.

Aqwise terminated its license agreement with Siemens Water Technologies Corporation for the North American market and is currently exploring ways to establish an independent business activity in that market.

Aqwise revenues were approximately $4.0 million in 2009, $3.2 million in 2008 and $2.8 million in 2007. (All figures are presented according to IFRS.) There is no assurance that Aqwise will be able to continue to increase its revenues which may result in Aqwise requiring additional funding to finance its operations.

Aqwise is headquartered in Herzliya, Israel, and has regional offices in Latin America, as well as commercial representations in North America, Europe, the Middle East and Asia Pacific. As of December 31, 2009, Aqwise had 29 employees.

Atlantium

Atlantium was founded in 2003. Its Hydro-Optic Disinfection ("HOD") technology introduces an innovative approach to water disinfection, combining elements of physics, hydraulics and optics to create a revolutionary UV-based disinfection HOD technology that can disinfect water in industrial and municipal applications, thereby inactivating very high levels of water borne pathogens, such as cryptosporidium and giardia, where conventional water treatment methods do not work.

Atlantium's HOD technology achieves sustained microbe inactivation, which has been proven in industrial installations and certified laboratories. It is simple to operate and maintain and is highly reliable with integrated, accurate, real-time monitoring and control, and local and remote monitoring and operation. The system is also environmentally friendly with no chemicals, no disinfection by-products and no need for chemical removal and high safety for operators. In addition, the technology is cost-effective and lowers the total cost of ownership, energy consumption and maintenance.

Atlantium holds 15 patents and 39 applications pending in many parts of the world, as well as exclusive licensed patents from third parties.

Atlantium's revenues were $2.7 million in 2009, $4.1 million in 2008 and $2.4 million in 2007. The continued operations of Atlantium are dependent upon raising additional financing.

Atlantium's headquarters, manufacturing, R&D and marketing facilities are located in Beit Shemesh, Israel. Marketing offices are also located in the United States, Latin America and France. As of December 31, 2009, Atlantium had 46 employees.

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

BPT's systems have been tested successfully in recent years by international industrial companies from various sectors, including the fermentation landfill, chemicals and food industries.

BPT has three issued patents and two patents pending.

BPT has achieved initial sales, but has not yet generated significant revenues.

BPT is located in Rishon Letzion, Israel, and as of December 31, 2009, had 23 employees.

4.           Other Holdings

Jordan Valley

Jordan Valley, founded in 1981, in which we hold 20% of the outstanding shares, offers inline metrology solutions with ultra thin film measurement capability and a wide range of application coverage based on X-ray technology. The company's JVX® platform exploits various X-ray-based schemes to provide a broad range of measurement capabilities, including thickness, density and composition of metals and dielectric films. The platform features small spot-size, non-destructive, enabling product wafer metrologies.

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

Jordan Valley's headquarters are located in Migdal Haemek, Israel. Jordan Valley's manufacturing, service and R&D facilities are located in Migdal Haemek, Israel, Durham, UK and Dresden, Germany. Marketing offices are located in the Israel and United States. As of December 31, 2009, Jordan Valley had 105 employees.

In the field of X-ray metrology, Jordan Valley holds more than 49 U.S. patents with 3 applications pending, as well as 12 patents with 39 applications pending in foreign jurisdictions.

Jordan Valley's revenues were $14.3 million in 2009, $10.7 million in 2008 and $15.7 million in 2007.

There is no assurance that Jordan Valley will be able to increase its revenues which may result in Jordan Valley requiring additional funding to finance its operations.

C.           Organizational Structure

As of December 31, 2009, DIC, an Israeli company, held approximately 48.7% of our total outstanding shares. In March 2009, we and DIC entered into a Services Agreement. Pursuant to the agreement, approved by our shareholders on April 22, 2009, which is effective for a period of three years from May 1, 2009 we receive managerial and administrative services from a DIC's management team. For additional information about DIC, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders." For our holdings in our group companies, see the information in "Business Overview" above.

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

Overview

We are a high technology operational holding company that operates through subsidiaries and associate companies, referred to as our group companies. Our group companies currently comprise of a group of publicly traded and privately held companies primarily in the fields of medical devices, information and communications technology and clean technology.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, patent protection, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

In order to assess fully the current state of our business, results of operations and capital resources, as well as our ability to realize upon our strategic goal, please see the discussion below regarding the effect on us and our group companies of the current global economic downturn.

Our goal is to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously seeking opportunities, as appropriate to acquire or invest in new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest, as appropriate, in new opportunities. The nature of our business, therefore, willmay cause  volatility in our results of operations, depending on the transactions that occur within a particular period.

During 2009, we continued to invest and support our existing group companies, investing in fewer existing companies than in the past in an effort to focus on such companies.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies as well as impairment charges. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, without further exit transactions, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are accounted by us under the consolidation or equity method of accounting, as well as impairment charges for those investments in which the carrying amount will exceed the fair value.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies, the realization of certain holdings and available credit lines or loans, as well as the impact of any dividends or distributions to our shareholders and/or from our affiliates. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets and capital markets, which significantly affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

Global Economic  Slowdown

The global markets are currently experiencing an economic slowdown which is adversely affecting our and our group companies' business. As a result, high-technology companies, such as our group companies, experienced and may experience in the future difficulties in raising additional financing required to effectively operate and grow their businesses. It also affects our ability to raise additional capital, secure additional bank facilities and sell holdings of our group companies (see further discussion below under "Liquidity and Capital Resources". This slowdown, and the financial crisis that preceded it, have also adversely affected our financial results, which are directly impacted by our ability to conclude profitable "exit" transactions of companies in our group.

In late 2008, due to the worldwide financial crisis, the market value of our investment in certain of our equity held investees (mainly Given Imaging and NetVision) declined below their carrying amounts. However, in 2009 the market value of these investments have fully recovered when compared with the carrying amounts. Furthermore, during 2009 we sold our holdings in NetVision in an amount exceeding its carrying amount as described above under "Item 4 – Information on the Company". As of December 31, 2009 we assessed whether other than temporary impairment have occurred, and concluded based on the above, amongst other factors such as the investees operational results that there was no such other than temporary impairment except as described below under "Year Ended December 31, 2009 compared with Year Ended December 31, 2008". However, we may have to record in the future, impairment charges if the fair value of certain investments decrease below their carrying amount and we deem such decline to be other than temporary.

Critical Accounting Policies

On January 6, 2010, further to the delisting of our shares from the NASDAQ (see above under: "Item 4 – Information on the Company"), we commenced reporting in accordance with the reporting obligations under the Israel Securities Law (1968)  applicable to reporting companies in Israel which are not dual-listed. As a result, we changed our financial reporting principles from US GAAP to IFRS. As permitted under the Exchange Act and the regulations promulgated thereunder our consolidated financial statements for the year ended December 31, 2009 were prepared in conformity with IFRS (without reconciliation to U.S. GAAP) which are our first annual financial statements reported in accordance with IFRS.

 The preparation of our consolidated financial statements in accordance with IFRS resulted with changes to the accounting policies as compared with the most recent annual financial statements as of December 31, 2008 and for the year then ended prepared under U.S. GAAP. They also have been applied in preparing an opening IFRS balance sheet as of January 1, 2008 for the purposes of the transition to IFRS, as required by IFRS 1, "First-time Adoption of International Financial Reporting Standards" or IFRS 1. As allowed by IFRS 1 (Paragraph 24), since we are accounted for as an associate in DIC's publicly issued financial statements (in accordance with its application of requirements of IAS 28, Investments in Associate), we have chosen to use carrying amounts that were included in DIC's  consolidated financial statements in order to measure our assets and liabilities as of the date of transition.

Under IFRS 1 guidance, several exemptions are provided to the requirement to retroactively apply all IFRS's in existence at the date of DIC's first IFRS financial statements, and the possibility of choosing to use all or part of such exemptions was provided.

Consequently, we have utilized the same exemptions that were applied by DIC to account for its investment in us on its date of transition to IFRS, January 1, 2007. IFRS differs in certain significant respects from U.S. GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under U.S. GAAP, and readers should avoid such a comparison. For details regarding the adjustments made with respect to the comparative data prepared in accordance with U.S. GAAP – see Note 28 to our consolidated financial statements.

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

Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

●	Principles of accounting for holdings in group companies – Basis of consolidation, equity method of accounting and available for sale financial assets

●	Business combinations and purchase price allocation

●	Other-than-temporary decline in value of investments in group companies

●	Impairment of intangible assets

●	Accounting for income taxes

●	Exceptions chosen in accordance with IFRS 1

Principles of Accounting for Holdings in Group Companies- Basis of consolidation, equity method of accounting and available for sale financial assets

Consolidation. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we own, including potential voting rights that are immediately exercisable, directly or through our subsidiaries, more than 50% of the outstanding voting securities of a company so that we have the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. However, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our rights to appoint members of the boards of directors, our representation on the board of directors and any minority participating rights and other factors that require management to make judgments and that involve the use of significant estimates and assumptions.

Under the consolidation method, a controlled company's assets and liabilities are included within our consolidated balance sheet and its income expense and other comprehensive income items are included within our consolidated income statement and statement of comprehensive income. The non-controlling interest in respect of subsidiaries represents the minority's share in the income or losses of the subsidiaries and the net assets based on their fair values on the acquisition date of the subsidiaries. The non-controlling interest in subsidiaries having a deficit in the shareholders' equity takes into account the losses of the subsidiaries up to the amount of the loans and liabilities (including the interest accrued in respect thereof) as well as commitments for granting loans. The non-controlling interest is presented as part of shareholders' equity in a separate amount.

In January 2008, the IASB issued IFRS 3(Revised), "Business Combinations", or IFRS 3(R), and IAS 27(Amended), "Consolidated and Separate Financial Statements", or IAS 27(A). IFRS 3(R) and IAS 27(A), or the Standards, will be effective for financial statements of periods beginning on January 1, 2010. The principal changes expected to take place following the adoption of the Standards are:

●
IFRS 3(R) currently prescribes that goodwill, as opposed to the acquiree's other identifiable assets and liabilities, will be measured as the  difference between the aggregate of the cost of the acquisition and any non-controlling interests in the acquiree over the acquirer's share in the fair value of the identifiable assets, net on the acquisition date. According to the Standards, non-controlling interests, including goodwill, can be measured either at fair value or at the proportionate share of the acquiree's fair value of net identifiable assets, this in respect of each business combination transaction measured separately.

●
Contingent consideration in a business combination is measured at fair value and changes in the fair value of the contingent consideration, which do not represent adjustments to the acquisition cost in the measurement period, are not simultaneously recognized as goodwill adjustments. If the contingent consideration is classified as a liability it will be measured at fair value through profit or loss.

●
A transaction with the non-controlling interests, whether a sale or an acquisition, will be accounted for as an equity transaction and will therefore not be recognized in the statement of income or have any effect on the amount of goodwill, respectively.

●
A subsidiary's losses, even if resulting in a capital deficiency in a subsidiary, will be allocated between the parent company and non -controlling interests, even if the non -controlling interests has not guaranteed or has no contractual obligation for sustaining the subsidiary's operations or of investing further amounts.

●
On the loss or achievement of control of a subsidiary, the remaining investment, if any, will be revalued to fair value against gain or loss from the sale and this fair value will represent the cost basis for the purpose of subsequent treatment.

The Standards will be adopted prospectively. As such, the adoption of the standards is not expected to have any effect on accounting for current subsidiaries as of December 31, 2009. However, it will affect certain aspects of our accounting for subsidiaries and non-controlling interests mainly with respect to allocation of losses to non-controlling shareholders, accounting for consolidating and de consolidating subsidiaries, accounting for transaction with non-controlling interests and recognition of gain upon a change of ownership.

Equity Method. Companies over which we have significant influence or the ability to significantly influence the financial and operating policies, but not control over their opearions as stated above, are considered associates, and are accounted for using the equity method of accounting ("equity accounted investees"). Our consolidated financial statements include our share of the income (expenses) and other comprehensive income (loss) of equity accounted investees, after adjustments required to align the accounting policies with those of ours, from the date that significant influence commences until the date that significant influence ceases. When our share of losses exceeds our interest in an equity-accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that we have an obligation to support the investee or have made payments on behalf of the investee, or have granted it loans or guarantees.

In circumstances where the we invest in associates through a preferred security or other senior security, we recognize our share in the  associate's gains or losses based on the ownership level of the particular associate's security or loan held by us to which the equity method is being applied.

We also account for our interests in partnerships under the equity method of accounting, based on our holding percentage.

Available-for-sale financial assets. Our investments in certain shares and certain debt securities are classified as available-for-sale financial assets. After the initial recognition, those investments are measured at fair value and the changes therein (other than continuous or material impairment losses, exchange rate gains or losses and accrual of the effective interest on available-for-sale monetary items) are recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other income (expenses), or determined to be impaired, at which time the cumulative loss is recognized in the income statement in other income (expenses), and removed from the available-for-sale reserve.

For further discussion regarding our investments, see "Other-Than-Temporary Decline in Value of Investments in Group Companies" below.

Business Combinations and Purchase Price Allocation

Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to interest in the acquired company's assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill.

The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is allocated to identifiable net assets, intangible assets other than goodwill, In-Process Research and Development, or IPR&D, and the residual value is allocated to goodwill. The amortization of amounts allocated to finite-lived intangible assets other than goodwill is calculated in accordance with the expected economic benefit from the assets in each period, on the basis of the estimated useful life of each group of assets.

Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method we use is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which requires judgment that can impact our results of operations is estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries that are rapidly evolving and extremely competitive, the value of the intangible assets, their respective useful lives and the investments in companies is exposed to future adverse changes that can result in a charge to our results of operations (See "Other-Than-Temporary Decline in Value of Investments in Group Companies" below.)

For the discussion regarding standards IFRS 3(R) and IAS 27(A) issued by the IASB which are not yet effective see "Principles of Accounting for Holdings in Group Companies – Consolidation"

Other-Than-Temporary Decline in Value of Investments in Group Companies

At the end of each reporting period, we evaluate whether an other-than-temporary decline in the value of an investment in a group company that is not consolidated has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value, or recoverable amount relative to its carrying value, the investment is written down to its fair value, or recoverable amount by a charge to our results of operations.

An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans, projections and financial statements), the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Factors indicative of an other-than-temporary decline include, among others, global market conditions, recurring operating losses, credit defaults, failure of research and development efforts, extremely negative deviation from the business plan, specific conditions affecting the investment, such as in the industry or in geographic area, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive, and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries that are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future.

Examination of impairment in value of an investment in associates is made based on the overall investment. Accordingly, a loss recognized from impairment in value of an investment is not allocated specifically to goodwill included in the investment but, rather, it is allocated to the entire investment. Therefore, the full amount of the loss from impairment in value may be cancelled if the conditions required for cancellation exist.

In 2009 we recorded write-downs in the amounts of $1.9 million, mainly with respect to our investments in Radlive Ltd., or Radlive, and Kyma Medical Technologies Ltd., or Kyma, in the amount of $0.9 and $0.4 million respectivley. In 2008 we recorded write-downs in the amounts of $0.9 million, mainly with respect to our investment in Elbit Vision Systems Ltd., or EVS.

Impairment of Intangible Assets

Intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less selling expenses). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For purposes of testing impairment of identifiable assets, the assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets, orthe cash-generating unit. An impairment loss is recognized if the carrying amount of an asset or the cash-generating unit to which it relates exceeds the estimated recoverable amount. In 2009 and 2008, no impairment of intangible assets was recorded. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries that are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. At December 31, 2009, consolidated intangible assets amounted to approximately $7.5 million (approximately $12.7 million as of December 31, 2008).

Accounting for Income Taxes

At the end of each reported period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. In order to recognize deferred tax assets we must assess the likelihood that our net deferred tax assets will be realized through future taxable income to the extent we believe that realization is probable. Management judgment is required in determining our provision for income taxes and our deferred tax assets and liabilities. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumptions mainly with respect to our ability to realize investments in our group companies.

As of December 31, 2009 and 2008, the balance of deferred tax assets net of deferred tax liabilities was nil.

As of December 31, 2009, we had carryforward losses in Israel of approximately $114 million.

Exceptions Selected in accordance with IFRS 1

Under IFRS 1 guidance, several exemptions are provided to the requirement to retroactively apply all IFRS’s in existence at the date of the opening balance sheet, and the possibility of choosing to use all or part of such exemptions was provided.

 Consequently, we have utilized the same exceptions that were applied by DIC to account for its investment in us on its date of transition to IFRS, January 1, 2007 as follows:

●	Business combinations – IFRS 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associates that occurred before 1 January 2007.

●
Translation differences from foreign activities – we did not recognize cumulative translation differences as of January 1, 2007 with respect to all our foreign operations. Therefore, the capital reserve from the adjustments deriving from the translation of financial statements of all the foreign operations was classified to retained earnings (accumulated deficit) as of January 1, 2007.

●
Share-based payments – IFRS 2, which discusses share-based payment transactions, was not implemented to equity instruments granted prior to November 7, 2002, or that were granted after this date and have vested prior to January 1, 2007. Regarding share-based payment transactions settled in cash, we elected not to apply IFRS 2 to liabilities paid prior to January 1, 2007.

●
Compound financial instruments – we elected not to separate compound financial instruments into an equity component and a liability component, in cases were the liability did not exist as of January 1, 2007.

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of our accounts and the accounts of all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:

Year ended December 31,
2009	2008
RDC Medingo Starling Sync-Rx2 XSIGHTS2 Wavion3 ActySafe2	RDC SELA1 Medingo Starling Sync-Rx2 XSIGHTS2 Wavion3 Impliant4 ActySafe2

1 Sold in September 2009.
2 Established by RDC during 2008.
3 Consolidated from March 31, 2008.
4 Consolidated from March 31, 2008 through September 30, 2009.

Equity Method. Our main group companies held by us or through Elbit, DEP and RDC accounted for under the equity method of accounting include:

Year ended December 31,
2009			2008
Impliant1 Teledata BrainsGate NuLens Safend Atlantium	Enure Pocared BPT2 PLYmedia3 Given Imaging NetVision4 ChipX5	Aqwise Notal Vision Galil Medical	Impliant1 Teledata BrainsGate NuLens Safend Neurosonix Atlantium	Enure Pocared BPT2 PLYmedia3 Given Imaging NetVision4 ChipX5	Wavion6 Aqwise Kyma7 Ellara8 Notal Vision Galil Medical 3DV9 RADLIVE

1 Through March 31, 2008, and since September 30, 2009.
2 Through September 30, 2009.
3 Purchased in February 2008.
4 Sold in October 2009.
5 Merged with GigOptix Inc. in November 2009.
6 Through March 31, 2008.
7 From February 2008 through August 2009.
8 Through September 11, 2008; sold to Domoteck.
9 Sold in June 2009.

Available-for-sale financial assets:

Year ended December 31,
2009	2008
Jordan Valley BPT1 EVS GigOptix	Jordan Valley EVS M-Wise2

1 Since September 30, 2009.
2 Sold in December 2009.

Year Ended December 31, 2009 compared with Year Ended December 31, 2008. The following table sets forth the net results of our operations in the reported periods:

	Year ended December 31,
	2009	2008
	(millions of $, except per share data)
Net loss attributable to Elron's shareholders	(14.3)	(71.8)
Net loss per share attributable to Elron's shareholders	(0.48)	(2.43)

The net loss attributable to our shareholders we reported in 2009 resulted mainly from our share of the net loss of our group companies in the amount of $35.1 million (net of non-controlling interest) which was offset by gains from disposal of businesses and associates and changes in holdings in associates, net, in the amount of $31.8 million in 2009, which included mainly a $21.9 million gain resulting from the disposition of our investment in NetVision. The net loss of our group companies included the following:

(i)
losses in the amount of $22.0 million, resulting from consolidated companies, mainly Medingo, Starling, Wavion and Impliant and losses (net of non-controlling interest) in the amount of $12.8 million, resulting from associates, mainly Pocared, Nulens and Atlantium; and

(ii)	intangible asset amortization related to our investment in Given Imaging in the amount of $4.3 million.

The net loss attributable to our shareholders in 2008 resulted mainly from our share of the net loss of our group companies in the amount of $62.1 million (net of non-controlling interest) which included the following:

(i)
losses in the amount of $22.8 million (net of non-controlling interest), resulting from consolidated companies, mainly Medingo, Starling, Wavion and Impliant, and losses (net of non-controlling interest) in the amount of $38.3 million (net of non-controlling interest), resulting from associates, mainly Pocared, Safend, Galil Medical and Atlantium; and

(ii)	intangible asset amortization related to our investment in Given Imaging in the amount of $3.8 million, which is included in equity in losses of associates, net.

The following table summarizes our operating results:

	Year ended December 31,
	2009	2008
	(millions of $)
Sale of goods	9.9	6.2
Income (loss) from disposal of business and associates and changes in holdings in associates, net	31.8	0.8

Financial income	1.4	6.3
Total income	43.1	13.3
Equity in losses of associates, net	10.5	40.1
Cost of sales	4.8	3.2
Operating expenses	50.6	56.5
Amortization of intangible assets	1.4	1.1
Other expenses	2.2	0.3
Financial expenses	5.4	4.8
Total costs and expenses	75.0	106.0
Loss before taxes on income	(31.8)	(92.7)
(Taxes on income) tax benefit	2.5	-
Net loss	(29.4)	(92.7)
Net loss attributable to non-controlling interest	(15.1)	(20.8)
Net loss attributable to the Company's shareholders	(14.3)	(71.8)

Income

Sales of Goods. Sales of goods comprised of sales of products by our subsidiary Wavion, and our former-subsidiary Sela. The following table sets forth these revenues:

	Year ended December 31,
	2009	2008
	(millions of $)
SELA1	2.2	3.8
Wavion2	7.7	2.4
	9.9	6.2

1 SELA was sold in September 2009.
2 Wavion was consolidated from March 31, 2008.

Gains from Disposal of Businesses and Associates and Changes in Holdings in Associates. In 2009 gains from disposal of businesses and associates and changes in our holdings in associates, net, amounted to $29.5 million (net of non-controlling interest), which resulted primarily from a $21.9 million gain from the disposition of our holdings in NetVision, a $4.4 million (net of non controlling interest) gain resulting from 3DV's sale of substantially all of its assets to a third party and a $1.5 million gain resulting from the merger between ChipX and GigOptix (see above under "Item 4 – Information on the Company"). We had no material gains from disposal of businesses and associates and changes in our holdings in associates in 2008.

Financial Income.  Financial income amounted in 2009 to $1.4 million, compared with $6.3 million in 2008. The financial income in 2009 resulted mainly from $0.9 million of interest income which resulted from loans granted by us to associates and from interest income on bank deposits. The financial income in 2008 resulted mainly from a $3.6 million decrease in the market value of Starling's Debentures and the expiry of most of Starling's options to purchase Convertible Debentures in June 2008 and $1.5 million interest income on bank deposit and loans granted by us to associates.

Expenses

Equity in net losses of associates. Our share of net losses of associates resulted from our holdings in certain investments that are accounted for under the equity method (see above under: "BASIS OF PRESENTATION"). Our share of net losses of associates amounted to $10.5 million in 2009, compared with $40.1 million in 2008. The decrease in our share of the net losses of associates resulted primarily from ceasing to invest in and having disposed of certain of our equirty method investees, thus reducing our share of the net losses of these investees. As mentioned above, during 2009, we continued to invest in and support our existing group companies, investing in fewer existing companies than in the past in an effort to focus on such companies.

We expect that most of our group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Our results of operations will therefore be affected by the extent of our share of their net losses (to the extent they are reported under the equity or consolidation method of accounting).

Highlights of the Results of Operations of Our Major Group Companies2:

Given Imaging (Nasdaq and TASE: GIVN) (a 28% holding directly and indirectly through RDC). The following results of Given Imaging for 2009 and for 2008 reflect its results of operations based on U.S. GAAP (IFRS in parantheses). Given Imaging recorded revenues of $141.8 million in 2009, an increase of approximately 13.3% over the revenues recorded in 2008 of $125.1 million (in accordance with U.S. GAAP and IFRS). Given Imaging's net income in 2009 was $14.3 ($17.5) million, compared with a net income of $4.0 ($6.1) million in 2008, in accordance with U.S GAAP (IFRS).

2 Group companies' results are presented according to IFRS unless otherwise stated.

Given Imaging's results in 2008, in accordance with U.S GAAP, included a charge of $4.7 million, resulting from the write-off of IPR&D associated with the acquisition of the Bravo pH monitoring business which was acquired in December 2008. The Bravo pH monitoring business for the diagnosis of Gastroesophageal Reflux Disease was acquired from Medtronic (NYSE:MDT) for $20.0 million. The above-mentioned charge was not recorded in Given Imaging's results of operations according to IFRS.

On February 10, 2009, Given Imaging declared a special cash dividend of approximately $0.54 per share ($16.0 million in the aggregate), of which our and RDC's share was approximately $3.7 million and $1.4 million, respectively. Payment of the dividend was received on March 10, 2009.

NetVision (TASE: NTSN). As described above under "Item 4 – Information on the Company," in October 2009, we completed the sale of our holdings in NetVision. NetVision's revenues in 2009 amounted to $331.2 million compared with $327.0 million in 2008. NetVision's operating income in 2009 amounted to $41.2 million compared with an operating income of $29.5 million in 2008 and its net income amounted to $28.0 million compared with  $22.9 million in 2008.

NetVision's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into U.S. dollars at the representative rate of exchange prevailing at December 31, 2009 according to which $1.00 equaled NIS 3.775.

On March 10, 2009 and on August 12, 2009, NetVision declared a  cash dividend of approximately NIS 3.08 and NIS 0.86 per share, respectively (approximately $0.73 and $0.23, respectively) or NIS 90.0 million and NIS 26.0 million, respectively (approximately $21.2 million and $7.0 million, respectively), in the aggregate. Our share of the above-mentioned dividends amounted to approximately NIS 14.2 million and NIS 4.0 million, respectively (approximately $3.3 million and $1.0 million, respectively, as of date of payment). Payments of these dividends took place on April 7, 2009 and on September 9, 2009, respectively.

Teledata (a 21% holding). Teledata's revenues in 2009 amounted to $49.7 million compared with $49.3 million in 2008 and its net loss amounted to $(0.9) million in 2009 compared with $(3.3 million) in 2008 (all figures above were presented in accordace with IFRS).

Cost of sales. Cost of sales consisted primarily of expenses related to salaries and materials associated with selling products of our subsidiary Wavion and our former subsidiary SELA. Cost of revenues in 2009 amounted to $4.8 million, compared with $3.2 million in 2008.  the increase resulted mainly due to the increase in Wavion's sales.

Operating expenses. Operating expenses were comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly, Medingo, Starling, Wavion, SELA (until disposition as described above under: "Item 4 – Information on the Company") and Impliant (until de-consolidation) (excluding amortization of intangible assets which is presented separately and amounted to $1.4 million in 2009 and $1.1 million in 2008, which also constitute part of operating expenses under IFRS but for presentation purposes are included as a separate item):

	Year ended December 31,
	2009	2008
	(millions of $)
Corporate	6.9	9.5
SELA1	1.8	4.0
Starling	6.7	8.4
Wavion 2	7.8	5.4
Medingo	15.9	17.1
Impliant 3	4.9	4.7
RDC	2.6	2.5
Other 4	3.9	4.8
	50.5	56.5

1 Sold in September 2009.
2 Consolidated from March 31, 2008.
3 Consolidated from March 31, 2008 through September 30, 2009.
4 Includes mainly Sync-Rx and XSIGHTS.

Corporate operating expenses in 2009 amounted to $6.9 million compared with $9.5 million in 2008. The decrease resulted mainly from the implementation of the Services Agreement with DIC (see above under: "Item 7 – Major Shareholders and Related Party Transactions") and from other measures designed to improve efficiency and to reduce operational costs.

Medingo's operating expenses and operating loss amounted to $15.9 million in 2009 compared with $17.1 million in 2008. Medingo's operating expenses decreased mainly as a result of the decrease in research and development expenses incurred in the development of its miniature dispensing insulin patch for insulin-dependent diabetic patients the "Patch". The decrease was offset by the increase in general and administrative and marketing expenses incurred as a result of Medingo's implementing steps towards production and commercialization of the Patch.

Wavion's operating expenses amounted to $7.8 million in 2009, compared with $7.6 million in 2008 ($5.4 million commencing consolidation from March 31, 2008), and its operating loss amounted to $4.0 million in 2009 compared with $6.9 million in 2008  ($4.5 million commencing consolidation from March 31, 2008). The decrease in Wavion's operating loss resulted mainly from the increase in sales and gross profit as compared with 2008.

Impliant's operating expenses and operating loss amounted to $6.7 million in 2009 ($4.9 million through deconsolidation at September 30, 2009) compared with $6.4 million in 2008 ($4.7 million commencing consolidation from March 31, 2008). The increase in Impliant's operating loss resulted mainly from the increase in research and development expenses incurred during 2009 subsequent to the temporary cessation of the clinical trials which was renewed at the end of the second quarter of 2008.

Starling's operating expenses and operating loss amounted to $6.7 million in 2009 compared with $8.4 million in 2008. The decrease resulted mainly from the decrease in research and development expenses and in salaries and related expenses.

RDC's operating expenses (excluding employee share based payments related expenses) in 2009 amounted to $2.1 million, compared with $2.5 million in 2008. Options related expenses amounted in 2009 to $0.6 million, compared with options related income of $0.6 million in 2008, which resulted primarily from the increase in the fair value of call options to purchase shares of RDC's group companies.

Amortization of intangible assets. Amortization of intangible assets amounted to $1.4 million in 2009 compared with $1.1 million in 2008 resulting mainly from amortization  of intangible assets attributed to technology resulted from the initial consolidation of Wavion.

Our results of operations for the year ended December 31, 2008 compared with the year ended December 31, 2007, based on US GAAP set forth in our Form 20-F for the year ended 2008 is incorporated herein by reference.

Financial Expenses. Financial expenses amounted in 2009 to $5.4 million compared with $4.8 million in 2008. The financial expenses in 2009 resulted mainly from $2.8 million of interest expenses which resulted from loans granted to us, RDC, Impliant and Wavion (see bellow under "Liquidity and Capital Resources") and from $0.9 million increase in the market value of Starling's Convertible Debentures. The financial expenses in 2008 resulted mainly from $0.4 million of expenses resulting from our purchase of Starling's Convertible Debentures and by $1.9 million of interest expenses resulting from loans granted to us, RDC, Impliant and Wavion.

Other Expenses, net. Other expenses, net, amounted to $2.2 million in 2009 compared with $0.3 million in 2008. The expenses, net in 2009 resulted mainly from impairment charges, mainly in respect to Radlive and Kyma in which we recorded an impairment charge of $0.9 million and 0.4 million respectively following our decision to cease our investment in those companies. The loss in 2008 resulted mainly from impairment charges, mainly in respect to EVS in the amount of $0.5 million. The loss was offset by a gain in the amount of $1.4 million resulting from deferred consideration received in 2008 for the sale of KIT elearning B.V. ("KIT") shares in 2004. If the slowdown of the economy and the uncertainty surrounding world financial markets continues for an extended period of time, and if any of our group companies  continue to have difficulties in raising additional financing required to operate and grow their businesses, we may have to record impairment charges in the upcoming reporting periods.

B.           Liquidity and Capital Resources

Consolidated cash, debentures and deposits at December 31, 2009, were approximately $64.7 million compared with $17.4 million at December 31, 2008. At December 31, 2009, corporate cash and deposits were $59.9 million compared with $4.0 million at December 31, 2008.

The main uses of corporate cash and other liquid instruments in 2009, were $18.9 million of investments and loans to our group companies.

The main sources of corporate cash and other liquid instruments in 2009, were $60.7 million in proceeds generated from the disposition of our holdings in NetVision (see further under "Item 4 – Information on the Company") and a $9.0 million loan provided to us by DIC, as described below (see further description of the  loan provided by DIC below). In additition, RDC drew down an additional $9.0 million from the bank credit facility it secured, as described below. Additional sources resulted from cash dividends distributed by the following group companies:

●
On February 10, 2009, Given Imaging declared a cash dividend of approximately $0.54 per share, or $16.0 million in the aggregate, of which our and RDC's share is approximately $3.7 million and $1.4 million, respectively. Payment of this dividend was distributed on March 10, 2009.

●
On March 10, 2009 and on August 12, 2009, NetVision declared a special cash dividend of approximately NIS 3.08 and NIS 0.86 per share, respectively (approximately $0.73 and $0.23, respectively), or NIS 90.0 million and NIS 26.0 million, respectively (approximately $21.2 million and $7.0 million, respectively), in the aggregate, of which our share is approximately NIS 14.2 million and NIS 4.0 million, respectively (approximately $3.3 million and $1.0 million, respectively). Payment of these dividends took place on April 7, 2009 and on September 9, 2009, respectively.

Our investments in and loans to our group companies during 2009 are detailed in the following table (in millions of $) :

Consolidated companies (*)
($ in milllons)
RDC	3.3
Medingo	1.2
Wavion	2.7
Starling	2.7
Associates and other investments
Impliant	2.0
Pocared	5.0
Brainsgate	0.5
Safend	0.2
BPT	0.5
Kyma	0.5
Other	0.5

Total corporate investments	18.9

(*)  These investments do not affect the cash included in the consolidated financial statements.

In addition, during 2009, RDC invested an amount of $14.4 million and $3.5 million in its subsidiaries and associates, respectively.

Consolidated working capital at December 31, 2009 amounted to $47.9 million compared with $6.4 million at December 31, 2008. The increase was mainly due to the increase in corporate cash and other liquid instruments.

Consolidated loans at December 31, 2009, were approximately $64.6 million, compared with $45.1 million at December 31, 2008. Convertible Debentures at December 31, 2009 amounted to $3.4 million compared with $2.2 million at December 31, 2008.  The balance represents the minority portion of the Convertible Debentures issued by Starling. The increase was mainly due to a increase in the market value of the Convertible Debentures.

On May 15, 2008, we signed an agreement, or the Credit Line Agreement, with Israel Discount Bank Ltd., or Discount Bank, to provide us with a $30.0 million credit line to be utilized within a period of 364 days from the date of the Credit Line Agreement. During this period, we could draw down loans from the credit line for a three-year period bearing interest at a rate of three months LIBOR + 1.3%. We agreed to pay Discount Bank during the term of the Credit Line Agreement a fee equal to 0.24% per annum on all amounts not utilized under the credit line. Loans drawn down from the credit line may be repaid early without penalty on any interest payment date. As of December 31, 2009, we had utilized the entire credit line in the amount of $30.0 million.

As part of the Credit Line Agreement, we committed to certain covenants. Due to the increased volatility of stock prices in the securities markets, on November 8, 2009, we replaced the first covenant with a first ranking pledge to Discount Bank's benefit on 3,359,676 of the ordinary shares we hold in Given Imaging, or Pledged Shares. We undertook to maintain a ratio between the balance of the credit to the market value of the Pledged Shares of not more than 0.6 . At such time as the ratio exceeds 0.7, then we undertook within 3 business days to pledge to Discount Bank's benefit such additional security as is satisfactory to Discount Bank. In the event that the ratio between the credit balance and the market value of the Pledged Shares is less than 0.4 for a period of 30 consecutive business days, then Discount Bank shall agree to release such number of shares from the pledge such that the ratio shall be maintained at the 0.6 ratio. For more information, see Item 10.C – "Material Agreements" and Exhibit 4.4 hereto.

On October 30, 2008 we entered into a loan agreement with DIC, pursuant to which DIC provided us with a loan  in an amount equivalent to $6.0 million bearing interest at a rate of 5.95% per annum and linked to the Israeli consumer price index. As part of the agreement we agreed to customary default provisions generally included in loan agreements. The loan is subordinated to the existing loan from Discount Bank and extended for the same period through September 24, 2011. If the loan from Discount Bank is repaid earlier, then the loan from DIC will be repaid at that time; if the repayment of the loan from Discount Bank is extended, then the repayment of the loan from DIC will be extended for the same period. With Discount Bank's prior written consent, we may prepay the loan from DIC in whole or in part. On January 15, 2009, we entered into a second loan agreement with DIC, pursuant to which DIC provided us with a loan in an amount equivalent to $2.0 million bearing interest at a rate of 5.50% per annum and linked to the Israeli consumer price index (the "Second Loan"). The terms of this second loan from DIC are substantially the same as the terms of the first loan from DIC. On June 15, 2009 we entered into a third loan agreement with DIC, pursuant to which DIC provided us with a loan in an amount equivalent to $7.0 million bearing interest at a rate of 3.23% per annum and linked to the Israeli consumer price index . The terms of this third loan from DIC are substantially the same as the terms of the first and second loans from DIC. The interest rate for each of these loans from DIC was determined on the basis of the customary rate then prevailing for this type of loan. For more information, see "Item 10C – Material Agreements" and Exhibits 4.5 to 4.7 hereto.

On December 1, 2008, RDC entered into a credit line agreement with Bank Mizrahi Tefahot, or  Mizrahi Bank, a commercial bank in Israel  for the granting of loans by Mizrahi Bank to RDC in the total amount of up to $ 10.0 million, to be utilized no later than August 30, 2009. According to this credit line agreement, the loans to be granted shall bear an interest of Libor plus 4% (paid quarterly) and shall be repaid at the lapse of 24 months from the initial withdrawal from the credit line . These loans shall be secured by a first priority fixed charge on such amount of shares of Given Imaging held by RDC, such that the market value of such shares represents at any given time 200% of the aggregate of all outstanding loans drawn down under the credit line agreement, as shall be adjusted according to the terms stipulated in the credit line agreement. In addition, RDC placed a first priority floating charge on all its assets in favor of Mizrahi Bank to secure theseloans. As of December 31, 2009, RDC had utilized the entire credit line in the amount of $10.0 million, and pledged2,461,334 ordinary shares of Given Imaging held by RDC, in favor of Mizrahi Bank.

Convertible debentures at December 31, 2009 amounted to $3.4 million and represent the minority portion of the Convertible Debentures issued by Starling in May 2007 and from the exercise of a portion of Starling's options to convertible debentures. In October 2008, we purchased Starling Convertible Debentures for a total amount of approximately NIS 16.0 million (approximately $4.4 million).

Subsequent to December 31, 2009 and through March 1, 2010, we invested an additional aggregate amount of approximately $ 9.3 million as detailed below (in millions of dollars):

Consolidated companies
RDC	3.75
Medingo	0.2
Wavion	1.35
Starling	1.81

Associates and other investments
Nulens	2.00
Safend	0.16

Total corporate investments	9.27

We believe that our existing capital will be sufficient to fund our and our subsidiaries’ operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity attributable to our shareholders at December 31, 2009, was approximately $126.5 million, representing approximately 59% of the total assets compared with $139.5 million, representing approximately 64% of total assets at December 31, 2008.

Qualitative and Quantitative Disclosure About Market Risk

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

Interest Rate Risks. We are exposed to market risks resulting from changes in interest rates, relating primarily to our and RDC's loan obligations to banks. We do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2009, we and RDC had variable interest loans of $40.0 million. Therefore, an increase in interest rates would result  in increase in our consolidated financial expenses.

Liabilities	2010	2011	2012	2012	2013	No specific repayment date	Total	Fair Value
	(US$ Equivalent in millions)
Long-term Debt
Fixed Rate (NIS)	-	18,111	-	-	-	-	18,111	18,229
Average interest rate		4.66%

Fixed Rate (US$)	913	-	-	-	-	-	913	836
Average interest rate	11%

Variable Rate (US$)	11,760	37,356	-	-	-	8,685	57,802	55,286
Average interest rate	LIBOR + 3.78%	LIBOR + 1.54%				LIBOR

Exchange Rate Risk. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of most of our principal subsidiaries and associated companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. However, salaries and related expenses as well as expenses related to the DIC Service Agreement – See "Item 7 – Related Party Transactions- Major Shareholders" are denominated in NIS and the loans received from DIC are denominated in NIS. It is our and our group companies' policy to use derivative financial instruments, from time to time, to limit exposure to changes in the exchange rate between the NIS and the U.S. dollar or to keep a portion of our and our group companies resources in NIS against portion of its future NIS expenses and against liabilities denominated in NIS. Since September 2008, the NIS had begun to weaken against the U.S. dollar and more recently strengthen against the U.S. dollar and accordingly is currently subject to increased volatility. If the NIS will continue to strengthen against the U.S. dollar, it will harm our and our group companies' results of operations.

Sensitivity analysis

A change in the exchange rate of the NIS as of December 31, 2009 would increase (decrease) our equity and income or loss in the amounts presented below. This analysis is made on the assumption that the rest of the variables remain constant.

	Change in the currency exchange rate	December 31 2009
	(%)	$ thousands

Increase of the NIS by	5%	290
Increase of the NIS by	10%	578

Decreases of the NIS by	(5)%	(290)
Decreases of the NIS by	(10)%	(578)

Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2009 we directly and indirectly held shares of publicly traded companies, primarily Given Imaging. Stock prices in the industries of these companies, and of these companies themselves, have historically experienced significant volatility. Changes in the market value of our publicly traded holdings, including holdings through our associates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations unless they are concluded to be other than temporary but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2009, the market value of our and RDC's holdings in public securities was approximately $176 million. At December 31, 2009, no instruments were used to hedge the risk of equity price fluctuations. As of March 1, 2010, the market value of our and RDC's holdings in public securities increased to $181 million mainly as a result of increase in Given Imaging share price.

C.           Research and Development

Since we, through our group companies, engage in fields of high-technology, our group companies invest significant resources in research and development activities.

The combined R&D costs of all group companies amounted to approximately $100.3 million in 2009, $126.8 million in 2008 and $95.5 million in 2007.

The decrease in R&D costs in 2009 as compared with 2008 was primarily due to decrease in R&D expenses of our affiliates and subsidiaries including mainly Medingo, Starling, Notal, Safend, Teledata and Pocared, and due to decrease as a result of sale of investments, mainly 3DV and ChipX, as well as decrease resulting from ceasing to invest in Neurosonix, Radlive and Enure.

The increase in R&D costs in 2008 as compared with 2007, based on US GAAP, set forth in our Form 20-F for the year ended 2008 is incorporated herein by reference.

Our consolidated R&D costs amounted to $25.7 million and $29.9 million in 2009 and 2008, respectively. The decrease in R&D costs in 2009 as compared with 2008 resulted mainly from decrease in R&D expenses of our subsidiaries including mainly Medingo, Starling and due to sale of SELA and de-consolidation of Impliant.

The increase in R&D costs in 2008 as compared with 2007, based on US GAAP, set forth in our Form 20-F for the year ended 2008 is incorporated herein by reference.

D.	Trend Information

During 2008 and continuing into 2009, the global markets experienced a financial crisis and economic downturn which adversely affected our and our group companies' business and results. Events pertaining to the financial crisis affected the securities markets which faced increased volatility, including in securities of companies in the high-technology field. As a result, high-technology companies, such as our group companies, experienced difficulties in raising additional financing required to effectively operate and grow their businesses. It also affected our ability to raise additional capital, secure additional bank facilities and sell holdings of our group companies. This crisis led to an economic slowdown worldwide and uncertainty surrounding world financial markets and the worldwide economy as a whole. A continuation or worsening of unfavorable economic conditions could have an adverse impact on our or our group companies' businesses and could also affect our ability to raise additional capital and to sell holdings of our group companies at significant values. Therefore, we may in the future record impairment charges if the fair value of certain investments decrease below their carrying amount in other than a temporary manner.

E.	Off- Balance Sheet Arrangements

There are no off- balance sheet transactions.

F.             Tabular Disclosure of Contractual Obligations

At December 31, 2009, we and our subsidiaries had material contractual obligations which are expected to affect our consolidated cash flow in future periods, which included lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (the following amounts include predicted accrued interest and are presented in millions of $):

Type of Obligation	2010	2011	2012	2013	Total
Loans from banks	12.0	30.3	-	-	42.3
Loans from others	0.2	7.1	-	-	7.3
Loan from Shareholders	-	18.1	-	-	18.1
Starling's Convertible Debentures	1.4	1.4	1.4	1.3	5.5
Leases	0.8	0.5	0.1	-	1.4

* Does not include accrued severance pay and retirement obligations of $ 1.5 million (covered by a fund in the amount of $ 1.3 milion) at December 31, 2009.

We have fully utilized $30.0 million under a credit line facility to be repaid between June-September 2011 and RDC has fully utilized $10.0 million under its credit line facility to be repaid in December 2010.

Item 6.	Directors, Senior Management and Employees

A.           Directors and Senior Management

As of March 1, 2010, our executive officers and directors are as follows:

Directors
Name	Age	Position

Arie Mientkavich(5) (4)	67	Chairman of the Board of Directors
Avraham Asheri(1)(4)	72	Director
Gad Arbel(1)(2)(4)	61	External Director
Prof. Gabi Barbash	60	Director
Rona Dankner(5)(6)	26	Director
Ami Erel(5) (4)	62	Director
Avraham Fischer(5)	53	Director
Yaacov Goldman (1)(2)(3) (4)	54	External Director
Shay Livnat(5) (6)	51	Director
Dori Manor(5) (6) (4)	42	Director
Arie Ovadia(4)	61	Director

Executive Officers Name	Age	Position

Ari Bronshtein	40	Co- Chief Executive Officer
Dr. Zvi Slovin	44	Co- Chief Executive Officer
Yaron Elad	32	Vice -President & Chief Financial Officer

(1)	Member of our Audit Committee.
(2)	External director under the Israeli Companies Law.
(3)	Designated "financial expert" under the Sarbanes-Oxley Act of 2002.
(4)	Designated "financial expert" under the Israeli Companies Law.
(5)	Director or officer of IDBH, IDBD and/or DIC.
(6)
Rona Dankner is the daughter of Nochi Dankner, Shay Livnat is the son of Avraham Livnat and Dori Manor is the son of  Isaac and Ruth Manor.  See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders."

Arie Mientkavich joined Elron as Chairman of the Board of Directors in January 2007. He has served as deputy chairman of the board of IDBH since May 2006 and as also serves as chairman of the board of RDC, and as a director of Given Imaging, Medingo Ltd. and NuLens Ltd. He has also served as the deputy chairman of the board of Gazit Globe Ltd and chairman of the board of Gazit Globe Israel (Development) Ltd. since July 2006. From November 1997 to January 2006, Mr. Mientkavich served as chairman of the board of Israel Discount Bank Ltd. and several of its major subsidiaries which includes the Israel Discount Bank of NY and the Mercantile Discount Bank. From 1987 to 1997, he served as active chairman of the board of the Israel Securities Authority, the Israeli equivalent of the SEC. From 1979 to 1987, Mr. Mientkavich served as general counsel to the Israeli Ministry of Finance. During the years 1972 through 1979, he served in a number of positions in the Israeli Ministry of Finance. Mr. Mientkavich was also a member of the board of the Israel Land Administration and of El Al Israel Airlines. Mr. Mientkavich is chairman of the board of trustees of the Academy of the Quality of Government Movement (the "Movement") in Israel, and was honored with the award of Knight of Quality Government in 1995 by the Movement. He is also chairman of the Public Council of Yad Sarah, a voluntary organization in the field of humanitarian support of public health. In addition, Mr. Mientkavich serves as chairman of the Public Committee, in conjunction with the Yad VeShem Holocaust Center, for the documentation of the contribution of the Holocaust Survivors to the Establishment of the State of Israel and has been active in the organization of the annual March of the Living to the concentration camps. In addition, Mr. Mientkavich is a member of each of the Licenses Committee and Advisory Committee of the Bank of Israel and serves on the Advisory Board of the Israel Defense College. Mr. Mientkavich holds degrees in Political Science and in Law from The Hebrew University of Jerusalem, and was admitted to the Israeli Bar in 1972.

Gad Arbel joined Elron as a director in October 2008.  Mr. Arbel provides consulting services in the economic financial field and serves as an outside director and member of the investment committee at Psagot Mutual Funds (2005) Ltd. Mr. Arbel also serves as a director and chairman of the audit committee of the Managing Association of the Compulsory Vehicle Insurance (the Pool) Ltd., as a member of the Administrative Committee of the Veteran Pension Funds of Israel and as a member of the Board of the College of Management Academic Studies. Mr. Arbel has also served as: director and chairman of the Compliance Committee of the Israel Discount Bank of New York (from 2006-2008); director of Discount Bancorp (from 2007-2008); and director and chairman of the audit committee of the Israel Discount Bank Ltd. (from 2001-2007). From 1997-2001, Mr. Arbel served as a vice president and member of the executive management of the United Mizrachi Bank, heading the Capital Market and Investments Division responsible for, among other things, the departments of securities, provident funds, deposits and savings, private banking and capital market subsidiaries. From 1988-1992, Mr. Arbel served as the Commissioner of Capital Market, Insurance and Savings in the Ministry of Finance of the State of Israel; and from 1983-1987, served in New York as the Chief Fiscal Officer of the Government of Israel for the Western Hemisphere. Mr. Arbel has a B.A. in Economics and an M.B.A., each from the Hebrew University of Jerusalem, Israel.

Avraham Asheri joined Elron as a director in December 1999. He serves as the Chairman of our Audit Committee. He is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Elbit Systems Ltd., Koor Industries Ltd., Mikronet Ltd. and Radware Ltd. Mr. Asheri was the president and chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as senior executive vice president and as a member of its management committee, Mr. Asheri held the position of director general of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including managing director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a Bachelors degree in Economics and Political Science from The Hebrew University of Jerusalem.

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

Rona Dankner joined Elron as a director in October 2008. Ms. Dankner serves as Portfolio Companies Liaison at DIC, a role which entails direct involvement in the activities of DIC's portfolio companies and collaboration with senior management in ongoing strategic, marketing and financial activities and projects. In this capacity, Ms. Dankner collaborates with management at Koor Industries Ltd. in monitoring portfolio companies and investment opportunities, and serves as a director of Property & Building Corporation Ltd. Ms. Dankner has a B.A. in Business Administration from the Interdisciplinary Center in Herzeliya, Israel.

Ami Erel served as the Chairman of our Board of Directors from November 1999 through January 2007 and continues to serve as a director of Elron. He also served as our Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President and Chief Executive Officer of DIC since June 1, 2001 and since March 2007 through December 2007, he also served as Chief Executive Officer of NetVision. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd. Currently, Mr. Erel is Chairman of the board of Directors of Cellcom Israel Ltd., NetVision and Koor Industries Ltd. and serves as a director of Property and Building Corporation Ltd., Shufersal Ltd. and Makheshim Agan Industries Ltd. In addition, Mr. Erel serves as the Chairman or a member of the boards of directors of various other subsidiaries and affiliates of DIC. Since September 2009, Mr. Erel has served as Chairman of the Israel Export & International Cooperation Institute; while from January 2005 through January 2009, he served as Chairman of the executive committee of the Manufacturers Association of Israel. Mr. Erel holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.

Avraham Fischer joined Elron as a director in August 2003. Mr. Fischer is a co-founder of the Ganden Group, which is the controlling shareholder of IDB group. He is an Executive Vice President of IDBH, deputy Chairman of IDBD and Co-Chief Executive Officer of CII. He is also the Chairman of Clal Biotechnology Industries Ltd., Chairman of Fundtech Ltd. and Co-Chairman of Infinity I-China Fund. In addition, he is a partner of Fischer, Behar, Chen & Co., a leading Israeli law firm. Mr. Fischer serves on the boards of directors of numerous Israeli and international companies, including IDBH, DIC, Hadera Paper Ltd., Koor Industries Ltd. and Makhteshim Agan Industries Ltd. During the past 5 years, Mr. Fischer has also served as a Board member in additional private and publicly traded companies including ECI Telecom Inc and GVT Brazil. Mr. Fischer serves as the co-chairman of "Matan – Your Way to Give," one of Israel's largest philanthropic organizations, and as the President of the Public Committee of "Adopt a Battalion," the leading project of the Friends of the Israel Defense Forces which combines business companies and combat units of the army, providing for the wellbeing of the soldiers. Mr. Fischer holds an LL.B. degree from the Tel Aviv University and is a member of the Israeli bar association.

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

Shay Livnat joined Elron as a director in June 2005 and is the founder, President & CEO of Zoe Holdings Ltd. Mr. Livnat is also the founder and director of UPS Israel and UTI (Isuzu) Israel and serves as director and Vice President of Taavura Holding Ltd. Currently Mr. Livnat serves as a director of various private and public companies including IDBD, CII, Clal Insurance Enterprises Holdings Ltd, Cellcom Israel Ltd. and other companies in the Avraham Livnat Group and the Zoe Group of companies  Mr. Livnat is a board member at the Academic College of Tel Aviv – Jaffa. Between 1988 and 1998, Mr. Livnat was the managing director of Tashtit Ltd. (DAF, Liebherr) and vice president of the Taavura Group. Mr. Livnat holds a B.Sc. in Electrical Engineering from Fairleigh Dickinson University, New Jersey, USA.

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

Ari Bronshtein served as a director of Elron from March 2006 to April 2009.  Mr. Bronstein was appointed co-Chief Executive Officer of Elron in May 2009.  In January 2006, Mr. Bronshtein joined DIC as vice president. From 2004 to 2005, Mr. Bronshtein served as vice president and head of the Economics and Business Development division of Bezeq. Mr. Bronshtein currently serves as a director of CellCom Israel Ltd., and other companies within the DIC group Mr. Bronshtein holds a Bachelors degree in Finance and Management and a Masters degree in Finance and Accounting, both from Tel Aviv University.

Dr. Zvi Slovin joined Elron in January 2008 as Vice President, Medical and Life Sciences. Dr. Slovin was appointed co-Chief Executive Officer of Elron in May 2009.  Dr. Slovin serves as director of RDC, Medingo, Nulens, BrainsGate, Impliant and Notal. Prior to joining Elron, Dr. Slovin founded Tactile Technologies in 2003 and served as its chief executive officer from January 2003 through March 2006. From 2006 to November 2007, Dr. Slovin served as chief executive officer of QuantomiX, which was later sold to El-Mul Technologies Dr. Slovin holds a Bachelor of Science degree in Physics and Atmospheric Sciences, a Masters of Science degree in Atmospheric Physics, Magna Cum Lauda, and a Ph.D in Physics, all from the Hebrew University of Jerusalem.

Yaron Elad joined Elron in July 2007 as Comptroller and in January 2010 was appointed as Vice President and Chief Financial Officer. From 2001 to 2007, Mr. Elad worked for BDO Israel, a leading Israeli auditing firm, as manager in the auditing and technical department. Mr. Elad serves on the board of directors of RDC. . From 2001 to 2007, Mr. Elad was a lecturer at Tel Aviv University and other academic institutions. In addition, Mr. Elad lectured at The Institute of Certified Public Accountants in Israel and various Israeli government ministries. Mr. Elad holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University (cum laude) and a Masters of Science degree in Finance from Tel Aviv University. Mr. Elad has been a licensed CPA in Israel since 2004.

B.           Compensation

    During the year ended December 31, 2009, we paid aggregate remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year of approximately $ 2,943,917. This amount does not include amounts expended by us for automobiles made available to our officers in the aggregate amount of approximately $67,000.

    The following table sets forth the approximate aggregate compensation paid by us during the fiscal year ended on December 31, 2009 to all of our directors and officers.

Cash and Cash-Equivalent Forms of Compensation (in thousands of U.S. $)
Salaries, Fees, Directors' Fees, Commissions and Bonuses
2009(1)
All Directors as a group, consisting of 11 persons	1,111
All Officers as a group, consisting of 7 persons	2,098

(1)           Does not include a decrease in provision for vacation in the amount of approximately $688. Does not include payments by DIC to officers of the Company employed by DIC as part of the Services Agreement.

Bonuses Granted to Officers

1.           Chairman of the Board of Directors

On September 24, 2009, following approval of each of our Audit Committee and the Board of Directors, our shareholders approved an annual bonus in the amount of NIS950,000  (then equivalent to $250,000) to our Chairman, Arie Mientkavich.

In March 2010, our Audit Committee and Board of Directors approved payment of a special bonus in the amount of NIS 950,000 (currently approximately $255,000) to Mr. Mientkavich, subject to the approval of our shareholders, for his special contribution and activities during the past year in his capacity as Chairman of the Board of Directors, and mainly for leading us in our efforts to significantly decrease our losses, and in our efforts to sell our holdings in NetVision. In addition, Mr. Mientkavich led our intensive efforts to increase our managerial inputs and investment in certain of our group companies. Mr. Mientkavich also led our efforts to reduce our corporate expenses as part of the implementation of the Services Agreement. The bonus is equivalent to 7.9 times Mr. Mientkavich 's monthly salary during the year 2009.

2.           Co-Chief Executive Officers

In March 2010, our Audit Committee and Board of Directors approved a payment of a special bonus in the amount of NIS492,000 (currently approximately $132,000) to our co-Chief Executive Officer, Ari Bronshtein, for his intensive activities and special efforts for our benefit during the past year in his capacity as co-Chief Executive Officer, and mainly for his contribution to the significant decrease in our losses, the sale of our holdings in NetVision, and the advancement of our group companies' businesses.

In March 2010, our Audit Committee and Board of Directors approved a payment of a special bonus in the amount of NIS552,000 (currently approximately $148,000) to our co-Chief Executive Officer, Dr. Zvi Slovin, for his intensive activities and special efforts for the benefit of Elron during the past year in his capacity as co-Chief Executive Officer, and mainly for his contribution to the significant decrease in our losses and the advancement of our group companies' businesses.

It should be noted that in accordance with the Services Agreement with DIC,  officers' salaries are paid not by us, but rather by DIC. The bonuses were approved and granted by us and actually paid through DIC in accordance with the Services Agreement.

Compensation of a Director

In September 2009, following the approval of our Audit Committee and Board of Directors, our shareholders approved a consulting agreement with one of our directors, Prof. Gabi Barbash, pursuant to which, in addition to his director fees,  he will receive $5000 per month for his services to us, mainly in connection with our medical device group companies.

Our Audit Committee and Board of Directors have also approved a special bonus to Prof.  Barbash in the amount of NIS600,000 (currently approximately $160,000) for his contribution to 3DV Systems in the capacity of Chairman of the Board of Directors of 3DV Systems and especially with respect to the sale of 3DV Systems' business during 2009. The said bonus is subject to the approval of our shareholders.

C.           Board Practices

Except for our Chairman, none of our directors have service contracts with us or any of our group companies that provide for benefits upon termination of employment. One of our directors, Prof. Gabi Barbash, has a consulting agreement with us pursuant to which he provided services to us. See "Item 7 -Major Shareholders and Related Party Transactions — Related Party Transactions."

Board of Directors

Our Articles of Association provide for a board of directors of not less than five members and no more than fifteen members, including external directors. Currently, we have 11 directors. Each director, other than external directors, is elected to serve until the end of the first annual meeting following their appointment. However, if no directors are elected at such annual meeting, the then-present directors will continue in office. The Board of Directors may appoint additional directors, provided that the total number of directors does not exceed the maximum number of fifteen as mentioned above. A director appointed as such will serve until the end of the next annual meeting held following his or her appointment, and he or she will be eligible for re-appointment. Notwithstanding any of the above, any director, other than external directors, may be removed from office by an ordinary resolution of a general shareholders' meeting or by two-thirds of the directors. A director need not hold any of our shares to qualify as one of our directors. Our Articles of Association provide that our Board of Directors may delegate its powers to its committees, subject to limitations determined by the Israeli Companies Law.

Substitute Directors

Our Articles of Association provide that any director may, by written notice to us, appoint another person to serve as a substitute director and may also cancel such appointment at any time. The identity of a substitute director requires the approval of the Board of Directors. Under the Israeli Companies Law, the following may not be appointed as a substitute director: (i) any person who is not himself or herself qualified to be appointed as a director; (ii) a person who is already serving as a director; or (iii) a person who is already serving as a substitute director for another director. Nevertheless, a director may be appointed as a substitute director for a committee of the Board of Directors if he or she is not already serving as a member of the committee. Under the Israeli Companies Law, a substitute director may not be appointed for an external director except for appointment for a committee of the Board of Directors as described above and provided that the substitute director has "professional capability" or "financial and accounting expertise", according to the qualification of the relevant external director.

The term of appointment of a substitute director may be for one meeting of the Board of Directors, for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the Board of Directors.

External Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel (i.e., public companies) to appoint two external directors. No person may be appointed as an external director if the person or the person's spouse, siblings, parents, grandparents, descendants, spouses' descendants or the spouses of any of the foregoing (collectively, a "relative"), partner, employer, anyone that the person is subordinated to directly or indirectly, or any entity under the person's control, has or had, within the two years preceding the date of the person's appointment to serve as external director, any affiliation with the company, the controlling shareholder in the company on the date of appointment, or an entity in which, currently or within the two years prior to the appointment date, the controlling shareholder was the company or the company's controlling shareholder.

The term "affiliation" includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●
service as an "office holder", as defined below in "Item 10 – Additional Information – Memorandum and Articles of Association", excluding service as a director who was appointed to serve as an external director in a company which is going to initially offer its shares to the public.

No person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director. A director in a certain company may not be appointed as an external director in another company if at the same time a director from the latter serves as an external director in the former. If, at the time an external director is to be appointed, all current members of the Board of Directors are of the same gender, then the appointed external director must be of the other gender.

Under the Israeli Companies Law, a public company is required to appoint as an external director, a person who has "professional capability" or a person who has "financial and accounting expertise," provided that at least one of the external directors must have "financial and accounting expertise." In addition, the board of directors of a public company is required to determine the minimum number of directors with "financial and accounting expertise." The qualifications for "professional capability" and "financial and accounting expertise" are determined by regulations adopted under the Israeli Companies Law. In March 2006, we determined the minimum number of directors with "financial and accounting expertise" serving on our Board of Directors to be two. In January 2010, the following directors were designated as directors with financial and accounting expertise: Mr. Arie Mientkavich, Mr. Ami Erel, Yaacov Goldman, Mr. Avraham Asheri, Mr. Gad Arbel, Mr. Dori Manor and Mr. Arie Ovadia.

External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

●
The majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders, or their representatives, which voted at the meeting, vote in favor of election of the director, without taking abstentions into account. According to the Israeli Companies Law, a "controlling shareholder" is a person who has the ability to direct the activities of a company, other than if this power derives solely from his/her position on the board of directors or any other position with the company. A person is presumed to be a controlling shareholder if he or she holds half or more of the following: (i) voting rights in the general meeting, or (ii) rights to appoint directors or the chief executive officer; or

●	The total number of shares held by non-controlling shareholders, which voted against the election of the director, does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for an additional three years. According to regulations under the Israeli Companies Law, an external director of a company whose shares are dually listed on an Israeli exchange and on a foreign exchange, Nasdaq Global Select Market, may (in addition to the initial three year term and first additional three year term) be re-elected to one or more additional three-year terms, subject to the conditions described above for election of external directors, if the audit committee and the board of directors have determined that these additional terms benefit the company in light of the external director’s expertise and special contribution to the company and the reasons for this determination have been presented to the shareholders prior to their approval of the re-election. Yaacov Goldman is currently serving his third term, which ends in 2012 following the determination in 2009 (when our shares were then dual listed on the TASE and the Nasdaq Global Select Market) by our audit committee  and our Board of Directors that this additional term benefits Elron as described as well as shareholder approval. Gad Arbel is currently serving his initial three-year term as an external director. External directors may be removed only in a general meeting by the same majority vote of shareholders that is required for their election, or by a court, and in both cases, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors must include at least one external director, and all of the external directors must be members of the audit committee.

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

The purpose of our Audit Committee, as stated in the committee's charter, is to oversee, the following on behalf of the Company's Board of Directors: (i) the integrity of the Company's financial statements; (ii) the appointment, compensation, qualifications, independence and work of the Company's independent auditors; (iii) the Company's compliance with legal and regulatory requirements; and (iv) the performance of the Company's internal audit and controls function.

Both of our external directors, Yaacov Goldman and Gad Arbel, as well as Avraham Asheri serve on the Audit Committee. All members of our Audit Committee meet the definition of independent directors under the SEC Rules. None of them is an associate person of us or has received any consulting, advisory or other compensatory fee from us, other than in their capacity as directors. We believe that Yaacov Goldman qualifies as a financial expert under the SEC Rules.

Internal Auditor

Under the Israeli Companies Law, the board of directors of public companies must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and with orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below in "Item 10 – Additional Information – Memorandum and Articles of Association"), an interested party, a relative of an office holder or an interested party, and he or she may not be the company’s independent accountant or its representative. According to the Israeli Companies Law, an "interested party" is defined as a shareholder who holds 5% or more of the outstanding share capital or voting power, a director, a general manager or a shareholder who has the right to appoint at least one director or the general manager. Doron Cohen of Fahn Kane, a member of Grant Thornton International, is our internal auditor.

D.           Employees

    In accordance with the Services Agreement entered into with DIC, all of our employees, other than our Chairman, were terminated as of April 30, 2009. Pursuant to the Services Agreement, effective from May 1, 2009, we receive managerial and administrative services from DIC. Other than the CEO and CFO who are to be appointed by us following our proposal of such officers, and approval by DIC and our Board of Directors, the services are performed by persons designated by DIC, all of whom are employed or otherwise engaged by DIC. For more information, see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions." The following table sets forth, for the last three financial years, the number of our employees:

Period ended December 31,	2009		2008	2007

Management and Administration	1	*	27	25

* As of March 1, 2010, an additional 10 persons are employed by DIC and provide services to us through the Services Agreement entered into with DIC.

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

Israeli law generally requires severance pay, which may be funded by Managers' Insurance described below in this section upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments thereto amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16.3% of the wages, of which the employee contributes approximately 66% and the employer contributes approximately 34%. In addition, Israeli law requires employers to make mandatory pension payments on behalf of their employees.

A general practice followed, although not legally required, is the contribution of additional funds on behalf of employees to a fund known as Managers' Insurance. This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. The employer decides which employees are entitled to participate in the plan, and each employee who agrees to participate, contributes an amount equal to 5% of his or her salary, and the employer contributes between 13.3% and 15.8% of the employee's salary which also includes the mandatory pension payments required by applicable law.

Pursuant to the Services Agreement, except for the Chairman, all of Elron's employees were terminated, of which 10 are currently employed by DIC to provide the managerial and administrative services to Elron. Accordingly, except as provided otherwise in the Services Agreement, DIC shall determine the practices applicable such employees.

E.           Share Ownership

The number of our ordinary shares beneficially owned by each of our directors, and by our directors and officers as a group, as of March 1, 2010, is as follows:

Director	Ordinary Shares
Arie Mientkavich, Chairman(1)	60,000
Ami Erel(1)	0
Gad Arbel	0
Avraham Asheri	0
Prof. Gabi Barbash	0
Rona Dankner(1)	0
Avraham Fischer(1)	0
Yaacov Goldman	0
Shay Livnat(1)	0
Dori Manor(1)	0
Arie Ovadia	0

All officers and directors as a group (consisting of 14 persons)	70,000(2)

(1)	Director or officer of DIC, IDBD or IDBH. Ownership excludes shares beneficially owned by these companies.
(2)	Options to purchase 70,000 of our ordinary shares currently exercisable or exercisable within 60 days of March 1, 2010.

Stock Option Plans

As of March 1, 2010, 267,500 options to purchase our ordinary shares granted to our officers and employees were outstanding. Details concerning these options are as follows:

2003 Option Plan

During May 2003, our Board of Directors adopted the 2003 Option Plan which was subsequently ratified by our shareholders on November 30, 2003. Under this plan, options to purchase an aggregate of up to 500,000 ordinary shares may be granted. In March 2007, the 2003 option plan was increased by an additional 500,000 options to purchase 500,000 of our ordinary shares. The 2003 Option Plan provides that the exercise price per share shall be reduced by an amount equal to the amount of any dividend per share distributed. The optionees are entitled to exercise 25% of the amount granted, each year, commencing on first anniversary of the date of grant and expiring five years after the date of grant, however, in accordance with Board and Audit Committee resolutions in 2008, with respect to option grants which would otherwise expire in accordance with their terms in 2008 and 2009, the term of each of such grants was extended for an additional 3 year period from its original expiry date. In 2009 and 2010, our Board of Directors determined that with respect to prior grants of 80,000, 22,500 and 30,000 options respectively, which would otherwise expire in accordance with their respective terms in 2009 and 2010 as a result of termination of employment, the term of each such grant was extended for an additional 3.5, 3 and 0.25 year period, respectively, from the date of termination.

Generally under the 2003 Option Plan, upon termination of employment, options then vested are exercisable within 90 days of termination, failing which the options expire. In circumstances where the optionee transfers his/her employment to one of our associates, the optionee's options will generally continue in accordance with the terms of the plan. The Board of Directors has the discretion to extend vesting and the period within which to exercise options following termination of employment. In granting the options, the Board of Directors selected the capital gains tax track pursuant to the Israeli tax legislation which came into effect on January 1, 2003. For more details see "Item 10—Additional Information— Taxation—Employee Stock Options."

The following options were granted by us during the period from March 2005 to March 2010 and remain outstanding:

Date of Grant	Aggregate No. of Options	Aggregate No. of Options Granted to Officers (or former Officers)	Exercise Price	Expiry Date
November 2005	18,750	18,750	$9.12	December 2012
March 2006	5,000	-	$9.05	March 2011
May 2007	120,000	120,000	$15.53	May 2012
January 2008	10,000	10,000	$10.57	January 2013

(1)	Exercise price reduced as a result of a $3.00 dividend per share distributed in September 2005.

In November 2009, one of our co-CEOs was granted options to purchase 2,550 ordinary shares of Medingo at a price per share of $106 exercisable in connection with the sale of the company. The options are exercisable until November 2019.

Our Chairman, in his capacity as a director of Given Imaging, holds the following options to purchase ordinary shares of Given Imaging:

●	Options to purchase 35,000 ordinary shares at an exercise price per share of $29.42 exercisable until July, 2014;
●	Options to purchase 10,000 ordinary shares at an exercise price per share of $16 exercisable until June, 2015; and
●	Options to purchase 10,000 ordinary shares at an exercise price per share of $11.55 exercisable until August, 2014.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

    The following table* sets forth, as of March 1, 2010 unless otherwise specified, the number of our ordinary shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of March 1, 2010, there were a total of 335 holders of record of our ordinary shares, of which 243 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker "street names." As of March 1, 2010, United States holders of record held approximately 19% of our outstanding ordinary shares.

Name and Address	Number of Ordinary Shares	Percent of Ordinary Shares
Discount Investment Corporation Ltd. (1) Tel Aviv, Israel	14,442,111	48.71%
Taavura Special Projects Ltd. (2)	142	0.0%
All Officers and Directors as a group (3)	267,500	0.9%

*
The above table does not include 388,086.75 shares, as of March 4, 2010 (approximately 1.3% of our outstanding shares),  held as of March 4, 2010, for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or Clal Insurance, a subsidiary of IDBD. In connection with such holdings of our ordinary shares for members of the public, IDBD received on March 25, 2010 an approval of the General Director of the Israeli Anti-Trust Authority to hold in excess of 50% of our outstanding ordinary shares, which approval enables DIC as well to increase its holdings of our ordinary shares to more than 50% of our outstanding ordinary shares.

(1) IDBH is the parent of IDBD, which, in turn, is the parent of DIC and Clal Insurance. IDBH, DIC and Clal Insurance are public companies whose ordinary shares are traded on the TASE.

As of March 1, 2010, IDBH was controlled as follows: (i) Ganden Holdings Ltd. or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 54.52% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 4.17% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat held, directly and through a wholly-owned subsidiary, approximately 13.25% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor held, directly and through a majority-owned subsidiary, approximately 13.24% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders' agreement with respect to shares of IDBH constituting approximately 31%, 10% and 10%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders' agreement. The term of the shareholders' agreement expires in May 2023.

Based on the foregoing, IDBH (by reason of its control of IDBD, and by reason of IDBD's control of DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of Elron's Ordinary Shares held by DIC. All of these entities and persons disclaim beneficial ownership of our ordinary shares held under management of subsidiaries of Clal Insurance for others.

Most of the aforementioned holdings of control holders in IDBH have been pledged to financial institutions as collateral for loans taken to finance the purchase of said holdings. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings.

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

DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.

(2) Taavura Special Projects Ltd. is a subsidiary of Taavura Holdings Ltd., a private Israeli company which is 50% held by Livnat and 50% held by a subsidiary of CII, which is a public company whose shares are traded on the TASE, and a subsidiary of IDBD.

Taavura's address is Hahazon Street 2, Industrial Area, Ramla, Israel .

(3) This amount includes 70,000 of our ordinary shares underlying options that are currently exercisable or that will become exercisable within 60 days of March 1, 2010. This amount does not include any of our ordinary shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC IDBD or IDBH. Each of our directors who is affiliated with DIC, IDBD or IDBH disclaims beneficial ownership of such shares.

B.           Related Party Transactions

Classification of Related Party Transactions as negligible transactions

On January 14, 2010, we announced our policy determining the guidelines and rules for the classification of a transaction by us or by a company consolidated by us with a related party in which our controlling shareholder has a personal interest as a negligible transaction, as stipulated in Section 41(A)(6)(1) of the Israel Securities Regulations (Preparation of Annual Financial Statements), 5770 – 2009. ("Financial Statements Regulations"). These rules and guidelines will also be used to examine the extent of disclosure in our immediate reports, annual reports and prospectuses (including shelf offering reports) pursuant to the Israeli Securities Law regarding a transaction by us, a corporation under our control and any associate company, with our controlling shareholder or in which our controlling shareholder has a personal interest in the approval thereof, as stipulated the applicable Israeli Securities Regulations .

In our ordinary course of business, we and our consolidated and associate companies conduct or may conduct transactions with related parties, and we or they have or may have commitments to conduct said transactions, including transactions of the types and with the characteristics set out below: transactions for the receipt of banking and financial services from banks and financial institutions (including management of funds contributed by employers and employees to provident funds and education funds); transactions for the purchase or sale of products and services (such as communications products and services, food products, paper products, tourism services, elementary insurances, vehicle leasing services, legal services); transactions for the lease of real estate assets.

In the absence of any special qualitative considerations given the specific circumstances, a transaction that is not extraordinary (in other words – it is conducted in the ordinary course of business, under market conditions, and does not have a material impact on us), it will be considered a negligible transaction, if the relevant criteria calculated for the transaction (one or more, as set out below) is less than one percent (1%) of our equity according to our last consolidated financial statements.

In any related party transaction involved with a personal interest of our controlling shareholder that is  evaluated and classified as a transaction whether it   is a negligible transaction , the relevant criteria shall be calculated as follows: (A) In the purchase of a fixed asset ("asset that is not a current asset") – the size of the transaction; (B) In the sale of a fixed asset ("asset that is not a current asset") – the profit/loss from the transaction; (C) In the incurrence of a monetary liability – the size of the transaction; (D) In the purchase/sale of products (with the exception of a fixed asset) or services – the size of the transaction.

In cases which, according to our discretion, all of the aforementioned quantitative criteria are irrelevant in determining whether the related party transaction is a negligible transaction, the transaction shall evaluated based on other relevant criteria set by us, provided that the relevant criterion calculated for the transaction is lower than one percent (1%).

Bonuses Granted to Officers

1.           Chairman of the Board of Directors

On September 24, 2009, following approval of each of our Audit Committee and the Board of Directors, our shareholders of the Company approved an annual bonus in the amount of NIS950,000 million (then equivalent to $250,000) to our Chairman, Arie Mientkavich.

In March 2010, our Audit Committee and Board of Directors approved payment of a special bonus in the amount of NIS950,000 (currently approximately $255,000) to our Chairman, Mr. Arie Mientkavich, subject to the approval of our shareholders, for his special contribution and activities during the past year in his capacity as Chairman of the Board of Directors, and mainly for leading us in our efforts to significantly decrease our losses, and in our efforts to sell our holdings in NetVision. In addition, Mr. Mientkavich led our intensive efforts to increase our managerial inputs and investment in certain of our group companies. Mr. Mientkavich also led our efforts to reduce our corporate expenses as part of the implementation of the Services Agreement. The bonus is equivalent to 7.9 times Mr. Mientkavich 's monthly salary during the year 2009.

2.           Co-Chief Executive Officers

In March 2010, our Audit Committee and Board of Directors approved a payment of a special bonus in the amount of NIS492,000 (currently approximately $132,000) to our co-Chief Executive Officer, Ari Bronshtein, for his intensive activities and special efforts for our benefit during the past year in his capacity as co-Chief Executive Officer, and mainly for his contribution to the significant decrease in our losses, the sale of our holdings in NetVision, and the advancement of our group companies' businesses.

In March 2010, our Audit Committee and Board of Directors approved a payment of a special bonus in the amount of NIS552,000 (currently approximately $148,000) to our co-Chief Executive Officer, Dr. Zvi Slovin, for his intensive activities and special efforts for our benefit during the past year in his capacity as co-Chief Executive Officer, and mainly for his contribution to the significant decrease in our losses and the advancement of our group companies' businesses.

It should be noted that in accordance with the Services Agreement with DIC, the said officers' salary is paid not by us, but rather by DIC. The bonuses were approved and granted by us and actually paid through DIC in accordance with the Services Agreement.

Compensation of a Director

In September 2009, following the approval of our Audit Committee and Board of Directors, our shareholders approved a consulting agreement with one of our directors, Prof. Gabi Barbash, pursuant to which, in addition to his director fees,  he will receive $5000 per month for his services to us, mainly in connection with our medical device group companies.

Our Audit Committee and Board of Directors have also approved a special bonus to Prof. Gabi Barbash in the amount of NIS600,000 (currently approximately $160,000) for his contribution to 3DV Systems in the capacity of Chairman of the Board of Directors of 3DV Systems and especially the sale of 3DV Systems' business during 2009. The said bonus is subject to the approval of our shareholders.

Services Agreement with DIC

On March 19, 2009, we entered into the Services Agreement with DIC. Pursuant to the Services Agreement, effective from May 1, 2009, we receive managerial and administrative services from DIC.  Other than the CEO and CFO who are to be appointed by us following our proposal of such officers, and approval by DIC and our Board of Directors, the services are performed by persons designated by DIC , all of whom are employed or otherwise engaged by DIC. For these services we pay DIC an annual fee equal to NIS 4.7 million linked to the Israeli consumer price index (currently equivalent to aproximately $1.24 million) per year. The term of the Services Agreement is three years, subject to either party having the right to terminate it on at least 120 days prior notice if DIC is no longer our largest shareholder.. In connection with the Services Agreement, all our employees except our Chairman, were terminated and some of whom joined DIC. Mr. Doron Birger resigned from his position as president and CEO, and Mr. Ari Bronshtein and Dr. Zvi Slovin were appointed as co-CEOs.

Pursuant to the Services Agreement, we have agreed to indemnify DIC for any amounts DIC will be required to pay as a result of any legal or administrative proceeding initiated by any third party (other than persons engaged in performing the services on behalf of DIC, or Staff Persons) seeking to impose liability on DIC arising from any act or omission in performing the Services, unless such act or omission amounted to gross negligence or was done other than in good faith. Moreover, DIC will not be responsible for any act or omission of any Staff Person in performing the Services unless such act or omission was made pursuant to the express instructions of DIC. In addition, we will provide to Staff Persons performing functions of officers, indemnification letters with respect to liabilities to which they will become exposed by virtue of performing such functions. Such indemnification letters will be provided by us as customarily provided by us to our officers prior to the date of the Services Agreement.

In 2009, we reduced our general and administration costs by approximately $3.2 million excluding one-time charges recorded in 2009 with respect to the execution of the agreement which amounted to approximately $0.5 million.

The execution of the Services Agreement was approved by our Audit Committee, our Board of Directors and our shareholders including, the approval of the requisite majority (stipulated by applicable law) of those shareholders without a personal interest in the approval of the Service Agreement.

Loan Agreements with DIC

On October 30, 2008 we entered into a loan agreement with DIC, pursuant to which DIC provided us with a NIS denominated loan, in an amount then equivalent to $6 million bearing interest at a rate of 5.95% per annum and linked to the Israel consumer price index. As part of the agreement we agreed to customary default provisions generally included in loan agreements. The  loan from DIC is subordinate to the existing loan from Discount Bank and extended for the same period through September 24, 2011. If the loan from Discount Bank is repaid earlier, then the loan from DIC will be repaid at that time; if the repayment of the loan from Discount Bank is extended, then the repayment of the  loan from DIC will be extended for the same period.  With Discount Bank's prior written consent, we may prepay the DIC Loan in whole or in part.

On January 15, 2009, we entered into a second loan agreement with DIC, pursuant to which DIC provided us with a NIS denominated loan in an amount then equivalent to $2 million bearing interest at a rate of 5.50% per annum and linked to the Israel consumer price index.  The terms of the second loan from DIC are substantially the same as the terms of the first loan from DIC.

On June 15, 2009, we entered into a third loan agreement with DIC pursuant to which DIC provided us with a NIS denominated loan in an amount equivalent to $7 million bearing interest at a rate of 3.23% per annum and linked to the Israel consumer price index.  The terms of the third loan are substantially the same as the terms of the first and second loans from DIC.

Each loan agreement was approved by our Audit Committee and our Board of Directors pursuant to the Israeli Companies Regulations (Reliefs in Related Parties Transactions), 5760 – 2000 without the need for shareholders approval. See Exhibits 4.5 to 4.7 hereto.

Sale of Shares in NetVision

On August 19, 2009, we signed a definitive agreement with  DIC and CII, according to which DIC and CII agreed to acquire from us, our holdings in NetVision, in consideration of an aggregate consideration of NIS 228.7 million (as of the closing of the transaction on October 29, 2009, equal to approximately $60.7 million). DIC and CII are both majority-owned subsidiaries of IDBD. Since we, DIC and CII are all public companies whose shares are traded on the TASE  and are considered related parties according to applicable Israeli law, and in light of the nature of the transaction, it required the approvals of the respective shareholders of each party which approval had to include at least one-third of the shares held by disinterested shareholders who participated in the vote (without taking abstaining votes into account), or, alternatively, the total shareholdings of the disinterested shareholders who voted against the transaction had to not represent more than 1% of the voting rights in the company.

The purchase price was determined by negotiations between the parties based on a valuation received from an independent appraiser jointly appointed by us, DIC and CII, and further supported by a fairness opinion of an independent party, which was retained by us for such purpose and concluded that the purchase price is fair and reasonable, from a financial point of view, to our public shareholders.

On October 29, 2009, following the approval by our shareholders of the sale transaction at its proposed price as negotiated by the parties and supported by the valuation from an independent appraiser and the fairness opinion as mentioned above, and the approval of the shareholders of each of DIC and CII, including, in each case the approval of the disinterested shareholders as described above, the sale was completed. The definitive share purchase agreement is attached as Exhibit 4.8.

Sale of Shares in Galil Medical

During  March,  2010, we announced that our Audit Committee and Board of Directors had approved the transaction in which we, together with RDC and DIC and certain other shareholders of Galil Medical , entered into an agreement to sell all our  respective holdings in Galil Medical to certain other Galil Medical shareholders for an immediate payment in the aggregate amount of $1.33 million and for an additional contingent future payment, conditional upon certain future events occurring within 24 months from the consummation of the above transaction, allocated between the selling shareholders  proportionally to the number of Galil Medical shares sold by each of them  from among the total shares sold, irrespective of their class and liquidation preference. Accordingly, our and RDC's  portion in the immediate payment shall be approximately $0.4 million and $0.5 million respectively. The consummation of the transaction is conditional upon the following: (A) we shall not have received by March 28, 2010, a notice from our shareholders pursuant to the Israeli Companies Regulations (Reliefs in Related Parties Transactions), , objecting to the reliefs available under such regulations concerning the approvals required in connection with  the transaction (which objection was not in fact received by that date),  (B) completion of  a capital raising round by Galil of up to $6.4 million; and (C) all required approvals and agreements shall have been received, if required, to consummate the transaction. There is no assurance as to the timing or occurrence of the transaction.

Agreement with IDBD

In March 2010, our Audit Committee and Board of Directors approved an agreement between us and IDBD pursuant to which (i) we would agree to make available to IDBD, at its request, from time to time, office space held and not used or required by us in consideration for the same price per square meter  calculated on the same basis as our lease and (ii) we would receive IT support services from IDBD's IT support center in consideration for our pro rata portion of the support center's costs in connection therewith, calculated pro rata to the number of users receiving IT support from the IDB support center. These arrangements are still subject to the approval of our shareholders including the approval of the requisite majority (stipulated by applicable law) of those shareholders without a personal interest in the approval of the agreement.

C.           Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.           Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are incorporated herein by reference to "Item 18 – Financial Statements" below.

Legal Proceedings

Gesser Claim

During September 1999, we received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint Ltd. (formerly an associate company) against us and others. The allegation raised by the plaintiff related to the decision regarding the sale of Elscint's substantial assets. The purported class action claim is for an amount of approximately $158 million, or alternatively, $123 million. The claim alleges that the defendants, by their decisions regarding the sale of Elscint's assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to compensate each of the members of the alleged represented class based on the claim that the value of an Elscint share was $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described below (under "Investors' Claim"). The arrangement provides that if the appeal is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed. Following the decision on the said appeal by the Supreme Court as described in the following paragraph (under "Investors' Claim"), the plaintiff requested the Court to resume the hearing of this lawsuit. On March 31, 2009 the Court approved the defendant’s application to dismiss certain claims while others still remain.

Investors' Claim

In November  1999, a claim against Elscint, Elbit Medical Imaging Ltd. ("EMI"), the parent company of Elsicnt, and various other defendants, including us and certain of our former officers, was filed in the Haifa District Court together with a request to approve certain causes of action set out in the claim, as a class action on behalf of some institutional investors and others  who held shares in Elscint on September 6, 1999 and a request for certain casues of action to be treated as a derivative action. The allegations raised in the claim relate, among others, to the period prior to the sale of our holdings in Elbit Imaging Ltd. (formerly known as Elbit Medical Imaging Ltd.), or EI (the parent company of Elscint and formerly an associate company). The plaintiffs sought a court order pursuant to which EI would be compelled to effect a tender offer. In August 2000, the Haifa District Court decided to strike out the application for approval of the claim as a class action. Subsequent to that decision the plaintiffs submitted an amended statement of claim which is similar to the initial claim but is designated as a personal claim and partly as a derivative action rather than as a purported class action.  In addition, some of the plaintiffs appealed to the Supreme Court in Israel against the District Court's decision. In December 2006, the Supreme Court reversed that decision and returned the matter back to the Haifa District Court in order to decide whether the claim should be recognized as a class action. In  June  2007, in accordance with the directions of the Haifa District Court, the plaintiffs submitted an updated statement of claim and request to approve the claim as a class action. Pursuant to the updated claim, the plaintiffs are no longer seeking an order compelling the tender offer but instead are claiming compensation for damages sustained due to the alleged failure of EI to effect the tender offer, as well as due to other allegations. The updated statement of claim does not specify the monetary amount claimed, but does include various allegations relating to the manner of determining the damages claimed, which depends, amongst other things, upon verification of the specific circumstances with regard to each shareholder of Elscint separately and the substance of each damage claimed. In January 2009, the Haifa District Court dismissed the plaintiffs' request to approve the claim as a class action. On March 26, 2009, the plaintiffs appealed against the Haifa District Court's decision.  A hearing on the appeal has been set for December 8, 2010. At this stage, the personal claims of the plaintiffs for monetary damages and their request to treat certain of it as a derivative action remain pending. We haveinstituted execution office proceedings against the plaintiffs in connection with the expenses awarded to us up to the present time in the class action.

During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including us and certain of our former officers) of the action described above and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to recognize the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense.

We deny all the allegations of these claims, and based on legal advice received, management is of the opinion that we have good defense arguments, which, more likely than not, will cause dismissal of the claims.

During January 2010, a key employee of a subsidiary of the Company was dismissed from the subsidiary. The key employee asserts to certain rights he alleges to be entitled to as part of his employment agreement with the subsidiary, in connection with his termination compensation from the subsidiary. To date, the former key employee has not filed any claim in a court of law against the subsidiary. The subsidiary objects to and rejects all assertions in such matters made by the former key employee.

Other than the above matters, neither us nor our subsidiaries are a party to any material litigation.

Dividend Policy

Currently, we do not have any fixed dividend policy. The declaration of dividends is determined by the Board of Directors, which takes into consideration our financial status, profitability, realization of assets and investment requirements.

B.           Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2009.

Item 9.	The Offer and Listing

A.           Offer and Listing Details

Markets and Share Price History

Our ordinary shares are traded on the TASE and were traded on the Nasdaq Global Select Market until January 6, 2010 under the symbol "ELRN." Since January 7, 2010, our Ordinary shares have been traded in the over-the-counter market in the United States under the symbol "ELRNF.PK." The following table sets forth, for the periods indicated, the high and low reported sales prices, which reflect the distribution of a dividend of $3.00 per share in 2005, of our ordinary shares on the U.S. market (in U.S. Dollars) and on the TASE (in NIS):

	U.S.	U.S.	TASE
Period	High (U.S. $)	Low (U.S. $)	High (NIS)	TASE Low (NIS)

Annually

2005	13.09	9.61	60.05	46.41
2006	12.80	8.75	55.79	40.81
2007	17.41	10.27	68.66	39.50
2008	12.37	1.07	45.50	4.45
2009	8.43	1.36	29.69	5.00

Quarterly

First Quarter 2008	12.37	8.21	45.50	27.41
Second Quarter 2008	9.87	8.08	34.00	26.95
Third Quarter 2008	8.28	4.30	27.56	17.3
Fourth Quarter 2008	4.59	1.07	15.17	4.45
First Quarter 2009	2.43	1.48	10.36	5.46
Second Quarter 2009	3.57	1.75	13.88	8.57
Third Quarter 2009	8.43	2.94	28.51	11.71
Fourth Quarter 2009	7.88	4.63	29.69	18.30

Most recent six months

October 2009	7.19	4.63	27.90	18.30
November 2009	7.48	6.24	27.75	24.00
December 2009	7.88	6.66	29.69	25.50
January 2010	9.32	7.50	32.80	27.40
February 2010	7.99	6.95	30.46	26.90
March 1, 2010 through March 20, 2010	8.50	7.55	32.40	28.52

B.	Plan of Distribution

Not applicable.

C.	Markets

As noted above, our ordinary shares are traded on the TASE under the symbol "ELRN" and over-the-counter in the United States under the symbol "ELRNF.PK."

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

            On October 20, 1961, we were registered as a company with the Registrar of Companies in Israel. Our registration number with the Registrar of Companies is 52-0028036.

Our shareholders approved the adoption of our Articles of Association in March 2001 and adopted certain procedural amendments thereto in December 2006. Our objective as stated in our Articles of Association and in our Memorandum of Association is to engage in any lawful activity.

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

The Israeli Companies Law and our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the Board of Directors. Under Israeli law and regulations and our Articles of Association, notice of the meeting is required to be published in two widely distributed daily newspapers published in Hebrew. The Israeli Companies Law requires us to issue a voting instrument in order to enable shareholders to vote through a voting instrument, if certain matters are on the agenda of the meeting. No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy. The Israeli Companies Regulations provides that the record date for the participation of shareholders of a company, such as us, whose shares are traded or registered outside of Israel may be no more than 40, but no less than 4, days prior to the meeting, provided that notice for the meeting is given prior to the record date. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

●	amendments to our Articles of Association and our Memorandum of Association;

●	appointment or termination of our auditors;

●	appointment and dismissal of directors;

●
approval of interested party actions and transactions requiring general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law due to a personal interest of a controlling shareholder or a director or an executive officer of ours;

●	increase or reduction of our authorized share capital and alterations of our share capital;

●	a merger as provided in section 320 of the Israeli Companies Law;

●
the exercise of the Board of Directors' powers by a general meeting, if the Board of Directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israeli Companies Law; and

●	any matter that is required to be adopted by resolution of a general meeting pursuant to the Israeli Companies Law or in accordance with our Articles of Association.

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

The Israeli Companies Law codifies the fiduciary duties and duty of care that office holders owe to a company. An office holder is defined in the Israeli Companies Law as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the general manager and (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person's title. Each person listed in the table in "Item 6—Directors, Senior Management and Employees—Directors and Senior Management" above is an office holder.

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

In the case of a transaction in which an office holder has a personal interest that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, board approval is required unless the Articles of Association of the company provide otherwise. Our Articles of Association provide that a transaction with one of our office holders or a transaction, in which an office holder has a personal interest which, in each case, is not regarded as an extraordinary transaction, requires the approval of the Board of Directors or the Audit Committee or such other body or person empowered by the Board of Directors for such purpose. Our policy, as approved by the Board of Directors, is that any such transaction with a value of less than  $1 million requires approval by the Audit Committee, and any such transaction with a value in excess of $1 million requires approval of the Board of Directors. If the transaction in which an office holder has a personal interest is an extraordinary transaction, then, that transaction must also be approved by the Audit Committee and by the Board of Directors.

Agreements regarding directors' terms of employment require the approval of the Audit Committee, the Board of Directors and the shareholders. In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she will not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, should a majority of the Audit Committee or of the Board of Directors have a personal interest in the matter, then:

(a)	all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and

(b)	approval of the shareholders at a general meeting is required if the majority of the Board of Directors have a personal interest in the matter.

According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. The term "controlling shareholder" for these purposes, however, also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder or his or her relative, require the approval of a company’s audit committee, the board of directors and the shareholders of the company.

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

Under the Israeli Companies Law, if a private placement: (i) will entail 20% or more of the voting rights of a company prior to the placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not upon market terms and if as a result of the private placement the holdings of substantial shareholder will increase or result in a person becoming a substantial shareholder; or (ii) result in a person becoming a controlling shareholder, then the allotment must be approved by the board of directors and by the shareholders of the company. A "substantial shareholder" is defined as a shareholder that holds 5% or more of the company’s voting rights or outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person. In order for the private placement to be on “market terms,” the board of directors has to determine, on the basis of a detailed examination, that the private placement is on market terms, unless proved otherwise. Any placement of securities that does not fall within the above description may be issued at the discretion of the board of directors.

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders when exercising his rights and duties and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders and class meetings on the following matters:

●	any amendment to the Articles of Association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●
approval of interested party acts and transactions that require general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law due to a personal interest of a controlling shareholder or a director or an executive officer of ours.

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

C.           Material Contracts

Policy on determining materiality with respect to whether we are required to file an immediate report in the case of an event or matter not within our ordinary course of business

On January 14, 2010, we announced our policy to determine whether a specific event or matter affecting us and/or a company held by us is material to us in terms of the requirement to file an immediate report thereon pursuant to the applicable Israeli Securities Regulations.

These guidelines and rules were determined according to our characteristics as a holding company. The rules are set out below:

1.           Quantitative examination

The materiality of each such event or matter shall be calculated using the relevant criteria from the following, measured with reference to our latest consolidated financial statements.

A. Percentage of assets – the assets purchased or sold divided by our total assets;

B. Percentage of gain – the actual or forecasted gain or loss related to such event or matter divided by the average annual amount calculated according to the profit or loss (in absolute terms) over the past 12 quarters for which reviewed or audited financial statements were issued;

C.  Percentage of equity – increase or decrease in our equity due to such event or matter divided by our equity prior to  that event or matter;

D. Percentage of liability – the liability being the subject of such event or matter divided by our total equity prior to that event or matter.

2.           Without derogating from the need to decide for each such event or matter, the materiality of which is being evaluated, which of the criteria stipulated in Section 1 above, are relevant, the following criteria will be considered relevant for the transactions identified: A. Purchase of assets – percentage of total assets; B. Sale of assets – percentage of gain, percentage of total assets; C. Taking a loan – percentage of liability.

3.           In the absence of special qualitative considerations as discussed below, an event or matter shall be considered to be material if one of the relevant criteria exceeds 10%.

4.            In the absence of qualitative considerations, an event or matter will be deemed not material if all the relevant criteria are less than 5%.

5.           Events or matters that are not classified under Sections 3 or 4 may be considered material and must be reviewed in qualitative terms with all of the relevant information and circumstances.

6.           In examining the materiality of an event or matter that is supposed to take place in the future, the probability of that event or matter materializing is to be determined as well as its expected importance and impact should it materialize.

7.            If dealing with an event or matter relating to a subsidiary or associate company of ours, our relative share of the impact of that event or matter is to be examined, in other words, relative to our percentage holding in that subsidiary or associate company, using the aforementioned materiality tests.

8.           If the event or matter is not an investment in securities, such as an engagement through financing agreements, engagement through agreements for the receipt of services and the like, the impacts of that event or matter on us must also be examined in terms of other relevant accounting items related to the nature of the subject event or matter.

Qualitative examination

The materiality of each event or matter will be examined in qualitative terms as well. The qualitative examination may differ from the findings of the quantitative examination of whether or not that event or matter is material. As part of the qualitative examination of the materiality of an event or matter, meaning and impacts for us may be considered with respect to one or more of the following:

1.           The event or matter involves material opportunities or risks and exposures. When examining this aspect, it is important to consider whether and to what extent the risk involved in that event or matter was not reflected in risk factors included in our previous public reports. The question of whether the event or matter is the realization of a risk factor reported to the public of investors prior to the occurrence of that event or matter is to be considered as well;

2.           As part of the event or matter, we enter a new and important area of activity or exit an existing important area of activity;

3.           The disclosure of the event or matter may bring about, with reasonable certainty and based on past experience, and evaluation models generally used by investors and analysts, a significant change in the price of our ordinary shares;

4.           The event or matter may have a special impact on our financial statements such as the reclassification of specific items, etc.;

5.           The event or matter may impact on our compliance with significant regulatory requirements, significant financial standards that may cause significant difficulty for us, or other significant contractual requirements;

6.            The event or matter may significantly influence analysts and/or investors when they analyze our activity and results;

7.           The event or matter is perceived as a significant event by our management and used as the basis for making management decisions.

Without derogating from the generality of the foregoing:

1.            If a company that holds a company is required to file an immediate report on an event or matter concerning us or a subsidiary or associate company of ours, we shall also file an immediate report on the same event or matter, even if the aforementioned quantitative rules do not apply.

2.            With respect to lawsuits (including class action suits) – in an event regarding the filing of a lawsuit, including a class action, against us or any subsidiary or associate company of ours, the materiality of the event shall be examined as follows: A. Quantitative review – will be conducted according to the amount of the claim or class action, multiplied by our percentage holding in the company being sued, if this relates to subsidiary or associate company. If there is an assessment as to the chances of success when materiality is being examined, these chances shall be considered and the expectancy of the claim from our perspective will be calculated. The relevant quantitative criterion to examine the materiality of the lawsuits will be the percentage of gain. The percentage received after performing the calculation will be examined in light of the regular quantitative review procedures specified in Section 1 above. B. Qualitative examination – the question of whether the filing of the claim or the threat of a lawsuit has a significant impact on all the information used in investment decisions by the public of investors for our ordinary shares will be examined. In this criteria, relevant considerations such as the following will be taken into account: the identity of the plaintiff; group of plaintiffs; the anticipated effects should the claim be certified as a class action and if it is accepted by court; the existence of similar lawsuits against the company being sued about similar material and the extent of the impact of the additional claim on all the information in the possession of investors; the reference to the class action in our financial statements.

3.           With respect to administrative or criminal proceedings – in an event relating to a criminal investigation conducted by enforcement agencies, the Israeli Securities Authority or other regulatory authority, against us and/or any of our officers about a matter significant to us, and with respect to events regarding a criminal and/or administrative proceeding against us and/or our officers on a matter significant to us, the qualitative examination of materiality will be given additional weight, and specifically, the manner in which the Event may impact  investors and/or analysts when they analyze our activities and results and how investors relate to the manner in which we and/or our officers conduct our business.

Services Agreement with DIC

On March 19, 2009, we entered into the Services Agreement with DIC. For more information see "Item 7—Major Shareholders and Related Party Transactions-Related Party Transactions." See also Exhibit 4.1 in the list of Exhibits attached hereto.

Loan Agreements with DIC

On October 30, 2008 we entered into a loan agreement with DIC, pursuant to which DIC On October 30, 2008 we entered into a loan agreement with DIC, pursuant to which DIC provided us with a NIS denominated loan, in an amount then equivalent to $6 million bearing interest at a rate of 5.95% per annum and linked to the Israel consumer price index. As part of the agreement we agreed to customary default provisions generally included in loan agreements. The  loan from DIC is subordinate to the existing loan from Discount Bank and extended for the same period through September 24, 2011. If the loan from Discount Bank is repaid earlier, then the loan from DIC will be repaid at that time; if the repayment of the loan from Discount Bank is extended, then the repayment of the  loan from DIC will be extended for the same period.  With Discount Bank's prior written consent, we may prepay the DIC Loan in whole or in part.

On January 15, 2009, we entered into a second loan agreement with DIC, pursuant to which DIC provided us with a NIS denominated loan in an amount then equivalent to $2 million bearing interest at a rate of 5.50% per annum and linked to the Israel consumer price index.  The terms of the second loan from DIC are substantially the same as the terms of the first loan from DIC.

On June 15, 2009, we entered into a third loan agreement with DIC pursuant to which DIC provided us with a NIS denominated loan in an amount equivalent to $7 million bearing interest at a rate of 3.23% per annum and linked to the Israel consumer price index.  The terms of the third loan are substantially the same as the terms of the first and second loans from DIC..

Each loan agreement was approved by our Audit Committee and our Board of Directors pursuant to the Israeli Companies Regulations (Reliefs in Related Parties Transactions), 5760 – 2000 without the need for shareholders approval. See Exhibits 4.5 to 4.7 hereto.

Credit Agreement with Israel Discount Bank

On May 15, 2008, we signed the Credit Line Agreement with Discount Bank to provide us with a $30 million credit line to be utilized within a period of 364 days from the date of the Credit Line Agreement. During this period, we could draw down loans from the credit line for a three-year period bearing interest at a rate of three months LIBOR + 1.3%. We agreed to pay Discount Bank during the term of the Credit Line Agreement a fee equal to 0.24% per annum on all amounts not utilized under the credit line. Loans drawn down from the credit line may be prepaid early without penalty on any interest payment date.

As part of the Credit Line Agreement, we committed to certain covenants including:

(i)
maintaining a ratio equal to the sum of (1) cash and cash equivalents, (2) the market value of  holdings in public companies and (3) short term investments, to the finance debt, as defined in the Credit Line Agreement, which shall be not less than three;

(ii)
obligating to provide Discount Bank with any covenant, undertaking and/or lien of any kind, that may be provided to any other financial institution, all in equal parts, pari passu with such financial institution so that Discount Bank's rights will not be harmed;

(iii)
obligating not to make, or agree to make, loans available to our shareholders and not to repay future loans from our shareholders without the prior consent of Discount Bank, and moreover, any funds or loans granted or which may be granted to our shareholders shall be subordinated to any debt to or credit from Discount Bank; and

(iv)	obligating not to pay dividends to our shareholders without the prior written consent of Discount Bank.

In November 2009, we replaced the first covenant with a pledge on a portion of the ordinary shares we hold in Given Imaging. For more information, see Exhibit 4.4 hereto.

Sale of Shares in NetVision

On August 19, 2009, we signed a definitive agreement with  DIC and CII, according to which DIC and CII agreed to acquire from us, our holdings in NetVision, in consideration of an aggregate consideration of NIS 228.7 million (as of the closing of the transaction on October 29, 2009, equal to approximately $60.7 million). DIC and CII are both majority-owned subsidiaries of IDBD. The purchase price was determined by negotiations between the parties based on a valuation received from an independent appraiser jointly appointed by us, DIC and CII, and further supported by a fairness opinion of an independent party, which was retained by us for such purpose, which concluded that the purchase price is fair and reasonable, from a financial point of view, to our public shareholders. On October 29, 2009, following the approval of our shareholders and the shareholders of each of DIC and CII, the sale was completed. The definitive share purchase agreement is attached as Exhibit 4.8. See "Item 7 – Major Shareholders and Related Party Transactions."

D.           Exchange Controls

The Israeli Currency Control Law of 1978 imposes certain limitations on foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through "general" and "special" permits. In May 1998, a "general permit" was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments.

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

Israeli Tax Reform

In July 2002, the Israeli Parliament approved a law enacting extensive changes to Israel's tax law (the "Tax Reform Legislation") generally effective January 1, 2003. Among the key provisions of the Tax Reform Legislation are (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the "controlled foreign corporation" concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid/withheld or will be paid/withheld by the subsidiary in its country of residence, according to the terms and conditions determined in the Israeli Tax Ordinance.

On July 25, 2005, the Israeli Knesset (Parliament) approved a significant amendment which came into effect on January 1, 2006. This amendment includes, among others, changes in the capital markets tax rate.

General Corporate Tax Structure

Israeli companies are generally subject to company tax at the rate of 27% in 2008 (26% in 2009 and 25% in 2010 and thereafter) of taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below) may be considerably less, or the same in 2010.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax, commencing 2011, to the following tax rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

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

Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25% (rather than 26%, in 2009, as stated above) for a period of time termed the benefit period. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

A company owning an Approved Enterprise may elect to forego certain government grants extended to Approved Enterprises in return for what is termed an alternative package of tax benefits (referred to as the Alternative Package). Under the Alternative Package, a company's undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel. Such company will be eligible for the tax benefits under the Investment Law for the remainder of the benefit period.

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

A company that pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to deferred company tax in respect of the amount distributed (including the recipient's tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package. This rate is generally 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares.

The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally 15% as compared with 25% (or compared with 20% from January 1, 2006 if the dividend recipient is not a substantial shareholder – shareholders owning, directly or indirectly, 10% or more of our outstanding voting capital) for individuals or an exemption for companies), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the limitation does not apply if the company qualifies as a foreign investors' company. This tax must be withheld by such company at the source, regardless of whether the dividend is converted into foreign currency.

Subject to certain provisions concerning income subject to Mixed Enterprises, all dividends are considered to be attributable to the entire enterprise and the effective tax rate on the dividend is the result of a weighted combination of the various applicable tax rates. However, such company is not obliged to distribute exempt retained profits under the Alternative Package, and such company may generally decide from which year's profits to declare dividends.

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

Reform (Amendment) of the Encouragement of Capital Investment Law

On April 1, 2005, an amendment to the Investment Law, or the 2005 Amendment, came into force, that revamps the Israeli tax incentives for future industrial and hotel investments . A tax "holiday" package can now be elected for up to 15 years for a "Privileged Enterprise" as defined in the 2005 Amendment, if certain conditions are met, without needing to obtain approval. The extent of the tax benefits available depends mainly upon the level of foreign investment and the geographical location of the "Privileged Enterprise".

The 2005 Amendment became effective on April 1, 2005. Taxpayers may, under certain conditions, claim Privileged Enterprise status for new and expanded enterprises with respect to 2004 or subsequent years, unless the Investment Center granted such taxpayer Approved Enterprise status prior to December 31, 2004.

Subject to certain conditions, various alternative tax-only benefit packages can now be elected with respect to investments in a "Privileged Enterprise." Companies in industry or tourism in Israel may elect between:

●
Tax "holiday" package for a "Privileged Enterprise": a tax exemption applies to undistributed profits for two to fifteen years depending on geographical location of the "Privileged Enterprise" and the level of foreign ownership. Company tax rates of between 10% and 25% apply to distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is seven to fifteen years; or

●	Grant / Reduced tax package for an "Approved Enterprise": Fixed asset grants up to 24% for enterprises in a development area and reduced company tax rates between 0% and 25% for seven to 15 years.

Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, or  the Inflationary Adjustments Law, is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles. We and our group companies operating in Israel are taxed under this law.

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

The salient features of the Inflationary Adjustments Law can be described generally as follows:

A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (soft) Assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis to the following year and will be considered a business loss). If the depreciated cost of Fixed Assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index (from the beginning of the 1982 fiscal year, and as of the 1985 fiscal year, with respect to equipment).

According to amendment number 20 of the Inflationary Adjustments Law most of the provisions of the law will not be valid starting tax year 2008. Pursuant to this amendment, the above mentioned "special tax adjustment" is canceled, depreciation deductions on Fixed Assets (that were classifies as fixed assets from 2002-2007) are adjusted for inflation based on the increase in the consumer price index from their original purchase date but not before the beginning of the 1982 fiscal year up to December 31, 2007. Losses carried forward will be adjusted for inflation based on the increase in the consumer price index up to December 31, 2007.

Law for the Encouragement of Industry (Taxes), 1969

Certain of our group companies currently qualify as Industrial Companies within the definition of the Law for the Encouragement of Industry (Taxes), 1969, or the  Industry Encouragement Law. According to the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which in any tax year (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an Industrial Enterprise owned by it. An Industrial Enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

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

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31 2002 is taxed at the marginal rate of up to 46% for individuals and 26% for corporations (in 2009). Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets (including non traded shares) acquired after that date has been reduced to 25% with respect to companies and 20% with respect to individuals; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after the date that the asset was held.

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

Employee Stock Options

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 46% tax in 2009) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted (as of January 1, 2006, a period of 12 months commencing from the date of which the options were granted; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate ( including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option) upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. (On the capital profit the optionee is not required to make payments to the National Insurance Institute and health tax.) In this track, on the capital profit, the company may not recognize expenses pertaining to the options for tax purposes but may do so on the income portion. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the end of the year in which the options were granted or 30 months commencing from the date of which the options were granted (with respect to options granted from January 1, 2006, a period of 24 months commencing from the date of which the options were granted); or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 46% tax in 2009) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of  20% or 25% on the capital profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date.

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

Controlling shareholders will be taxable under section 3i to the tax ordinance, according to which, the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 46% in 2009) on the profit upon the sale of the underlying shares.

U.S.-Israel Tax Treaty

Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (the "U.S.-Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (a "Treaty U.S. Resident") will not be subject to Israeli capital gains tax unless (a) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (b) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of shares by a Treaty U.S. Resident who is an individual and was present in Israel for more than 183 days during the relevant taxable year or who holds, directly or indirectly, shares representing 10% or more of the voting power of a company at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable, unless the following mentioned exemption from capital gain tax for shares listed on the Tel Aviv Stock Exchange applies; however, in case under the U.S.-Israel Tax Treaty and the Israeli tax law a Treaty U.S. Resident will be subject to capital gain tax in Israel, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

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

In December, 2008 the Israeli Parliament approved an amendment to the law according to which capital gains derived from sale of securities that were purchased from January 1, 2009, by non-residents of Israel and that are not listed on the TASE, will not be subject to Israeli capital gains tax.

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

●	an individual citizen or resident of the United States for U.S. federal income tax purposes;

●
a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof or the District of Columbia;

●	an estate, the income of which may be included in gross income for U.S. federal income tax purposes regardless of its source; or

●
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

This discussion is based on current provisions of the  Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding our ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders that acquired our ordinary shares upon the exercise of employee stock options or otherwise as compensations, U.S. holders whose functional currency is not the U.S. Dollar, insurance companies, tax-exempt organizations, financial institutions or "financial services entities", grantor trusts, certain former citizens or long-term residents of the United States, investment trusts, regulated investment companies, persons who have elected mark to mark accounting and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below.

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

Taxation of Distributions on Ordinary Shares

Subject to the discussion below under "Tax Consequences If We Are a Passive Foreign Investment Company," a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated ordinarily as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld as described above under "Taxation of Non-Residents." Dividends that are received by U.S. holders that are individuals, estates or trusts may be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for tax years ending on or before December 31, 2010), provided that such dividends meet the requirements of "qualified dividend income." For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is "readily tradable" on an established securities market in the United States or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend if (i) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (ii) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company" (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our ordinary shares in such taxable year or in the following taxable year would not be qualified dividends (see discussion of our PFIC status below under the heading "Tax Consequences If We Are a Passive Foreign Investment Company"). In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder's tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of our ordinary shares.

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

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the non-U.S. income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit are complex and include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source "passive income" for U.S. foreign tax credit purposes. In addition, a U.S. holder will be denied a foreign tax credit for non-U.S. income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income tax withheld from a distribution if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under "Tax Consequences If We Are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains are currently taxable to certain non-corporate taxpayers at a maximum rate of 15% for taxable years beginning on or before December 31, 2010 (20% for taxable years thereafter). Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed as ordinary income (currently up to a maximum rate of 35%). The deductability of capital losses recognized on the sale, exchange or other distribution of our ordinary shares is subject to certain limitations.  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date" and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences If We Are a Passive Foreign Investment Company ("PFIC")

We will be a PFIC if either (i) 75% or more of our gross income in a taxable year is passive income or (ii) the average percentage (by value) in a taxable year of our assets that produce, or are held for the production of, passive income, is at least 50%. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation's assets and as directly earning our proportionate share of the other corporation's income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed.

The "QEF" regime applies (to the exclusion of the "excess distribution" regime, described below) if the U.S. holder elects to treat us as a "qualified electing fund", or QEF, for the first taxable year in which the U.S. holder owns our ordinary shares during which we are a PFIC, and if we comply with certain reporting requirements. If the QEF regime applies, then in each taxable year that we are a PFIC, such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, in which such deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder's basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income and decreased by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. Generally, a QEF election generally allows electing U.S. holders to treat gain or loss realized on the disposition of their ordinary shares as capital gain or loss. If a QEF election is made by the U.S. holder after the first taxable year in which the U.S. holder holds our ordinary shares during which we are a PFIC, then special rules would apply.

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

A second regime, the "mark-to-market" regime, may be elected so long as our ordinary shares are "marketable stock" (e.g., "regularly traded" on a "qualified exchange" or other market). Pursuant to this regime, an electing U.S. holder's ordinary shares are marked-to-market each taxable year in which we are a PFIC, and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder's adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder's adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, in a taxable year in which  we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. Any loss on the disposition of our ordinary shares in excess of previous net mark-to-market gains is generally considered a capital loss. The mark-to-market election applies to the taxable year for which the election is made and all later taxable years in which we are a PFIC, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election. If the mark-to-market election is made by a U.S. holder after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the "excess distribution" regime. Under this regime, "excess distributions" are subject to special tax rules. An excess distribution is either (i) a distribution with respect to shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder’s holding period for our shares or (ii) gain from the disposition of our PFIC shares (including gain deemed recognized if the PFIC shares are used as security for a loan).

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares if we are a PFIC. A U.S. holder must include amounts allocated to the current taxable year, as well as amounts allocated to taxable years prior to the first taxable year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to each of the other taxable years would be taxed at the highest tax rate applicable to ordinary income for that taxable year and the U.S. holder also would be liable for interest on the deferred tax liability for such taxable year calculated as if such liability had been due with respect to such taxable year. The portions of gains and distributions that are not characterized as "excess distributions" are treated as ordinary income subject to tax in the current taxable year under the normal tax rules of the Code. A U.S. person who inherits shares in a non-U.S. corporation that was a PFIC in the hands of the decedent (who was not a nonresident alien) is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Such U.S. holder’s basis in such shares is equal to the lower of the descendent's basis or the fair market value of such shares on the descendent's date of death

We believe that in 2009 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our analysis is based, among other things, upon certain assumptions and methodologies with respect to the values that we have used, our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we hold, and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.

We cannot assure you that the IRS will not challenge our assumptions and methodologies. If the IRS were to successfully challenge such assumptions or methodologies, we could potentially be classified as a PFIC for 2009 or prior taxable years.

The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. As described above, the tests are impacted, by, among other factors, changes in value of our group companies which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies. Accordingly, there can be no assurance that we will not become a PFIC for the current fiscal taxable year ending December 31, 2010 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to “mark to market” the ordinary shares, or to become subject to the “excess distribution” regime.

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

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding (currently at a rate of up to 28%) with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number certifying that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS. A U.S. holder of ordinary shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

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

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, certain of our filings are available to the public at the SEC's website at www.sec.gov. We also generally make available on our own web site (www.elron.com) all our quarterly and year-end financial statements as well as other information. Our website is not part of this Annual Report.

Descriptions of contracts or other documents in this Annual Report are necessarily summaries.  If the contract or document described is filed as an exhibit to this Annual Report, you should refer to the exhibit for the complete text of such contract or document.

I.           Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

    For disclosures regarding our market risk exposures, see "Item 5 - Operating and Financial Review and Prospects – Liquidity and Capital Resources – Quantitative and Qualitative Disclosures about Market Risk" above, which is hereby incorporated herein by reference.

Item 12.	Descriptions of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

 a.   Disclosure Controls and Procedures

Our management, with the participation of our co-chief executive officers and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2009. Based on this evaluation, our co-chief executive officers and chief financial officer concluded that, as of December 31, 2009, our disclosure controls and procedures were: (1) designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

b.   Management's Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our co-chief executive officers and chief financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting for us and our subsidiaries.  Based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, which was issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed our internal control over financial reporting as effective as of December 31, 2009.

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

c.   Attestation Report of the Registered Public Accounting Firm

The attestation report of our registered public accounting firm is included in page F-3 of our audited consolidated financial statements set forth in "Item 18 - Financial Statements."

d.   Changes in Internal Control Over Financial Reporting

No change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the year ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect,  our  internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that Mr. Yaacov Goldman is the "audit committee financial expert" serving on its Audit Committee.

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

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our principal accountants Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) in each of our previous two fiscal years:

	2009	2008
	(in thousands of U.S. $)

Audit Fees (1)	454	410
Tax Fees (2)	32	37
Audit-Related Fees(3)	40	96
All Other Fees (4)	24	46
Total	550	589

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

(4) All Other Fees consists of services relating to Elron's subsidiaries status as "approved enterprise/beneficiary enterprise".

Our audit committee's policy is to pre-approve each audit and non-audit service to be performed by our independent auditors for us and our subsidiaries.

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
1.1
Articles of Association (English translation), consolidated version including amendments approved by the Company's shareholders on December 28, 2006, incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2006, filed with SEC on June 27, 2007.

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

4.3
Amendment to Joint Venture Agreement, dated December 30, 2007, incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20F for the year ended December 31, 2007 filed with the SEC on June 30, 2008.

4.4
Credit Agreement dated May 15, 2008 with Israel Discount Bank Ltd., as amended (English summary) incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 20F/A for the year ended December 31, 2009 filed with the SEC on December 2, 2009.

4.5
Loan Agreement dated October 30, 2008 with Discount Investment Corporation Ltd. (Translation to English) ) incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20F/A for the year ended December 31, 2009 filed with the SEC on December 2, 2009.

4.6
Loan Agreement dated January 15, 2009 with Discount Investment Corporation Ltd (Translation to English). ) incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 20F/A for the year ended December 31, 2009 filed with the SEC on December 2, 2009

4.7
Loan Agreement dated June 15, 2009 with Discount Investment Corporation Ltd (Translation to English). incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 20F/A for the year ended December 31, 2009 filed with the SEC on December 2, 2009.

4.8	Share Purchase Agreement dated August 19, 2009 with Discount Investment Corporation Ltd and Clal Industries and Investments Ltd.
8.1	List of subsidiaries.
11.1	Code of Ethics, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2004.
12.1	Certification of the co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the co-Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the co-Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of the co-Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.3	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd., dated March 28, 2010.
15.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for NetVision Ltd., dated March 28, 2010.
15.3	Consent of Somekh Chaikin, a member firm of KPMG International, for Given Imaging Ltd., dated March 28, 2010.
15.4	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Pocared Diagnostic Ltd., dated March 28, 2010.
*	This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ELRON ELECTRONIC INDUSTRIES LTD.

Dated: March 28, 2010	By:	/s/ Ari Bronshtein
Name: Ari Bronshtein
Title: Co-Chief Executive Officer

By:	/s/ Zvi Slovin
Name: Zvi Slovin
Title: Co-Chief Executive Officer

By:	/s/ Yaron Elad
Name: Yaron Elad
Title: Vice President & Chief Financial Officer

Elron Electronic Industries Ltd.

Consolidated Financial Statements

For the Year Ended
December 31, 2009

Elron Electronic Industries Ltd.

Consolidated Financial Statements for the year ended December 31, 2009

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the “Company") and its subsidiaries as of December 31, 2009, 2008 and January 1, 2008, and the related consolidated statements of income, comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain associates, the investment in which, at equity, amounted to $ 40.4 million, $ 39.2 million and $ 32.7 million as of December 31, 2009, 2008 and January 1, 2008, respectively, and the Company’s equity in their earnings amounted to $ 5.6 million and $ 1.4 million for the years ended December 31, 2009 and 2008, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009, 2008 and January 1, 2008, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards ("IFRS").

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2010 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2010	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited Elron Electronic Industries Ltd.’s (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial position of the Company and its subsidiaries as of December 31, 2009, 2008 and January 1, 2008, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 and our report dated March 28, 2010 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2010	A Member of Ernst & Young Global

Elron Electronic Industries Ltd.

Consolidated Balance Sheets as of

		December 31	December 31	January 1
		2009	2008	2008
	Note	$ thousands	$ thousands	$ thousands

Assets:
Current assets
Cash and cash equivalents	4	64,747	17,364	20,090
Short-term financial investments	5	-	-	16,900
Restricted cash	3D.1	60	143	7,642
Available for sale marketable securities	6	-	-	29,730
Trade receivables, net	7	2,084	1,150	1,043
Other current assets	8	3,391	5,787	5,269
Inventories	9	3,582	2,002	1,732

		73,864	26,446	82,406

Non-current assets
Investments in associates	3	113,237	168,366	144,957
Other investments (accounted as available for sale)	10	14,527	7,511	13,102
Property, plant and equipment, net	11	2,991	4,458	1,796
Intangible assets, net	12	7,521	12,798	1,109
Deferred taxes	25	-	-	56
Other long-term receivables		940	-	-

		139,216	193,133	161,020

Total assets		213,080	219,579	243,426

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Balance Sheets as of

		December 31	December 31	January 1
		2009	2008	2008
	Note	$ thousands	$ thousands	$ thousands
Liabilities:
Current liabilities
Short term credit and loans	13	10,865	3,780	3,325
Trade payables	14	4,273	3,829	3,236
Other current liabilities	15	9,627	12,486	9,116
Convertible Debentures	3D.1,16	1,172	-	5,549
Option to Convertible Debentures	3D.1,16	-	-	830

		25,937	20,095	22,056

Long-term liabilities
Long term loans from banks and others	16	36,981	35,141	2,244
Long term loan from shareholders	16	16,737	6,176	-
Convertible Debentures	3D.1,16	2,211	2,161	-
Royalty bearing government grants	17	8,685	8,814	5,453
Employee benefits	18	194	991	561
Deferred taxes	25	-	-	456
Other long term liabilities		242	150	-

		65,050	53,433	8,714

Total Liabilities		90,987	73,528	30,770

Equity attributable to the Company's shareholders
Issued capital	19	9,573	9,573	9,573
Share premium	19	190,328	190,328	190,328
Retained earnings (accumulated deficit)		(83,499)	(70,052)	1,275
Other capital reserves		10,067	9,657	8,437

Non-controlling interests		(4,376)	6,545	3,043

Total equity		122,093	146,051	212,656

Total liabilities and equity		213,080	219,579	243,426

Arie Mientkavich	Zvi Slovin	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Co-Chief Executive Officer	Co-Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the consolidated financial statements: March 28, 2010

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Loss

		For the	For the
		year ended	year ended
		December 31	December 31
		2009	2008
		$ thousands	$ thousands
	Note	(except for loss per share data)

Income
Sales of goods		9,904	6,237
Gain from disposal of businesses and associates and changes in holding in associates, net	24B	31,802	783
Financial income	24D	1,413	6,259
		43,119	13,279

Cost and Expenses
Cost of sales	24E	4,824	3,200
Research and development expenses, net	24F	25,699	29,911
Selling and marketing expenses	24G	8,985	7,525
General and administrative expenses	24H	15,865	19,065
Equity in losses of associates, net	24A	10,514	40,146
Amortization of intangible assets		1,416	1,061
Other expenses, net	24C	2,230	257
Financial expenses	24D	5,434	4,800
		74,967	105,965

Loss before tax benefit		31,848	92,686

Tax benefit	25A	2,453	32

Net Loss		29,395	92,654

Attributable to:
The Company's shareholders		14,304	71,834
Non-controlling interests		15,091	20,820

		29,395	92,654

Net loss per share attributable to the Company’s shareholders (in $)

Basic loss per share		0.48	2.43

Diluted loss per share		0.49	2.44

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Loss

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Reserve from revaluation of investment following consolidation	-	5,219
Actuarial gains from defined benefit plan	15	69
Foreign currency translation differences for foreign operations	(45)	902
Foreign currency translation differences charged to the statement of income upon disposal of an associate	(4,330)	-
Changes in fair value of available for sale financial assets	5,001	(1,990)
Net change in fair value of available-for-sale financial assets classified to the statement of income	(84)	(2,266)
Company's share of other comprehensive income (loss) of associates	455	(609)

Other comprehensive income for the year	1,012	1,325

Loss for the year	(29,395)	(92,654)

Total comprehensive loss for the year	(28,383)	(91,329)

Attributable to:
Company's shareholders	(13,381)	(70,485)
Non-controlling interests	(15,002)	(20,844)

Total comprehensive loss for the year	(28,383)	(91,329)

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
					Capital	Capital
					reserves	reserves
					in	in
					respect	respect			Total
				Capital	of	of			equity
				reserves	transaction	financial	Revaluation	Retained	attributable
			Share	from	with	assets	reserve from	earning	to the	Non
	Issued	Share	Based	translation	controlling	available	consolidation	(Accumulated	Company’s	controlling
	capital	Premium	Payments	differences	interest	for sale	of subsidiaries	deficit)	shareholders	interest	Total
	In thousands of dollars

Balance at January 1, 2008	9,573	190,328	675	4,217	-	4,220	-	600	209,613	3,043	212,656
Share based payment	-	-	378	-	-	-	-	-	378	-	378
Increase in the non-controlling interest due to issuance of shares by a subsidiary	-	-	-	-	-	-	-	-	-	18,631	18,631
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	1,925	1,925
Increase in Non-controlling interest due to initial consolidation	-	-	-	-	-	-	-	-	-	3,790	3,790
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages to retained earnings	-	-	-	-	-	-	(468)	468	-	-	-
Total comprehensive income (loss) for the year	-	-	-	900	-	(4,431)	5,219	(72,173)	(70,485)	(20,844)	(91,329)
Balance at December 31, 2008	9,573	190,328	1,053	5,117	-	(211)	4,751	(71,105)	139,506	6,545	146,051

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company’s shareholders
					Capital	Capital
					reserves	reserves
					in	in
					respect	respect			Total
				Capital	of	of			equity
				reserves	transaction	financial	Revaluation	Retained	attributable
			Share	from	with	assets	reserve from	Earning	to the	Non
	Issued	Share	Based	translation	controlling	available	consolidation	(Accumulated	Company’s	controlling
	capital	Premium	Payment	differences	interest	For sale	of subsidiaries	Deficit)	shareholders	interest	Total
	In thousands of dollars

Balance at January 1, 2009	9,573	190,328	1,053	5,117	-	(211)	4,751	(71,105)	139,506	6,545	146,051

Share based payments	-	-	127	-	-	-	-	-	127	-	127
Share-based payments in respect of shares issued by subsidiaries	-	-	-	-	-	-	-	-	-	2,395	2,395
Increase in the non-controlling interest due additional investment	-	-	-	-	-	-	-	-	-	3,528	3,528
Deconsolidation of non-controlling interest	-	-	-	-	-	-	-	-	-	(1,625)	(1,625)
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages to retained earnings	-	-	-	-	-	-	(624)	624	-	-	-
Transaction with non-controlling interest	-	-	-	-	217	-	-	-	217	(217)	-
Total comprehensive income (loss) for the year	-	-	-	(4,394)	-	5,211	-	(14,198)	(13,381)	(15,002)	(28,383)

Balance at December 31, 2009	9,573	190,328	1,180	723	217	5,000	4,127	(84,679)	126,469	(4,376)	122,093

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Cash flows from operating activities
Net loss	(29,395)	(92,654)

Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses of associates, net	10,514	40,146
Gain from disposal of businesses and associates and changes in holdings in associates, net	(31,802)	(783)
Depreciation and amortization	2,958	2,050
Impairment of investments	1,853	909
Accrued interest on loans from shareholders	1,561	176
Loss resulted from early redemption of Convertible Debentures	-	359
Gain from sale of investments in available for sale securities	(85)	(239)
Reevaluation of restricted cash	83	389
Decrease (increase) in fair value of Convertible Debentures	921	(2,143)
Stock based compensation and changes in liability in respect of call options	2,398	2,128
Deferred taxes, net	-	(111)
Loss from sale of property and equipment, net	64	8
Financial income, net	949	647
Other	323	1,565
	(10,263)	45,101

Changes in Working Capital:
Increase in trade receivables	(1,103)	(99)
Decrease in Other current assets	62	1,752
Deacrease in liabilities in respect of government grants	(589)	(1,270)
Increase in inventories	(2,634)	(329)
Increase in trade payables	307	8
Increase (decrease) in Other current liabilities (mainly provision for income taxes)	(1,444)	793
	(5,401)	855
Cash paid and received during the year for:
Interest paid	(1,542)	(1,742)
Interest received	593	1,095
	(949)	(647)

Net cash used in operating activities	(46,008)	(47,345)

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows (Cont.)

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands
Cash flows from investment activities
Investment in associates and other companies	(8,630)	(57,765)
Proceeds from sale of associates and other companies	66,290	-
Dividend received from associates	9,553	-
Acquisition of subsidiaries, net of cash acquired (Schedule A)	-	(117)
Proceeds from sale and maturity of available for sale securities	728	29,452
Investments in long term deposits	(430)	(228)
Purchase of intangible assets	(172)	-
Proceeds from long term deposits	430	17,040
Proceeds from sale of investments in subsidiaries (Schedule B)	(1,044)	-
Investment in restricted cash	-	(3,184)
Proceeds from restricted cash	-	10,294
Purchase of property and equipment	(1,293)	(1,331)
Proceeds from sale of property and equipment	105	68

Net cash provided by (used in) investment activities	65,537	(5,771)

Cash flows from financing activities
Receipt of long-terms loans from shareholders	9,000	6,000
Repayment of long-term loans	(566)	-
Receipt of long-term loans from banks	13,500	31,078
Increase (decrease) in short-term bank loan, net	(593)	424
Receipt of government grants	2,984	1,025
Proceeds from issuance of shares to non-controlling interests	3,529	13,080
Proceeds from issuance of Convertible Debentures and Options to Convertible Debentures	-	3,184
Early redemption of Convertible Debentures	-	(4,401)
Net cash provided by financing activities	27,854	50,390

Increase (decrease) in cash and cash equivalents	47,383	(2,726)

Cash and cash equivalents as of beginning of the year	17,364	20,090

Cash and cash equivalents as of end of the year	64,747	17,364

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows (Cont.)

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands
Schedule A
Acquisition of subsidiaries (Impliant and Wavion)
Assets and liabilities of the subsidiaries as of the date of acquisition:
Working capital (excluding cash and cash equivalents)	-	8,292
Property, plant and equipment, net	-	(2,182)
Intangible assets, net	-	(10,069)
Accrued severance pay, net	-	114
Non-controlling interest	-	3,791
Payables in respect of acquisition of subsidiaries	-	(5,046)
Investment in associate	-	4,983

	-	(117)
Schedule B
Proceeds from sale of investments in subsidiaries (Impliant and Sela)
Assets and liabilities of the subsidiaries as of the date of sale:
Working capital (excluding cash and cash equivalents)	(3,031)	-
Property, plant and equipment, net	1,259	-
Intangible assets, net	3,810	-
Long-term assets	24	-
Long-term liabilities	(2,164)	-
Non-controlling interest	(1,627)	-
Capital gain	1,574	-
Accrued severance pay, net	26	-
Investment in associate	(915)	-

	(1,044)	-

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – Reporting Principles and Accounting Policies

General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is a high technology operational holding company, which is traded on the Tel-Aviv Stock Exchange and the Over-The-Counter market in the United States starting January 6, 2010. The Company is an Israeli-resident company incorporated in Israel, and its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv. Elron's business is conducted through subsidiaries, associates and other companies, in which Elron invested, primarily in the fields of medical devices, information and communications technology, and clean technology.

Pursuant to the decision of the Company's Board of Directors from November 12, 2009, on January 6, 2010, subsequent to the balance sheet date, the Company's shares were de-listed from trading on the NASDAQ exchange.

The crisis of the financial and credit markets worldwide which took place during 2008 led to an economic slowdown worldwide and uncertainty surrounding world financial markets and the worldwide economy as a whole. As a result, high-technology companies, such as the Elron's group companies, experienced  a decrease in the demand for their products, difficulties in raising additional financing required in order to complete their development activities and/or grow their business. A continuation or worsening of unfavorable economic conditions could have an adverse impact on the group companies’ business. In the years ended December 31, 2009 and 2008 the Company recorded impairment charges of $ 1,853 and $ 909 respectively. The Company may in the future record impairment charges if the fair value of certain investments decrease below their carrying amount in other than a temporary manner.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, Convertible Debentures and available-for-sale financial assets that have been measured at fair value. The consolidated financial statements are presented in US dollar and all values are rounded to the nearest thousand ($000) except when otherwise indicated.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (IASB), and are the Company’s first annual financial statements reported in accordance with IFRS. In these financial statements, IFRS 1, "First-time Adoption of International Financial Reporting Standards", has been applied (see additional details in the beginning of note 2 below). The impact of the transition to reporting in accordance with IFRS on the Company's financial position, results of operations and cash flows, is detailed in Note 28 below.

The financial statements were approved by the Company's Board of Directors on March 28, 2010.

A.           Definitions

In these financial statements:

IFRS – Standards and interpretations that were adopted by the International Accounting Standards Board (IASB) and which include International Financial Reporting Standards and International Accounting Standards (IAS) along with the interpretations to these standards of the International Financial Reporting Interpretations Committee (IFRIC) or interpretations of the Standing Interpretations Committee (SIC), respectively.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – Reporting Principles and Accounting Policies (Cont.)

A.           Definitions (Cont.)

US GAAP – Standards and interpretations that were adopted by the Financial Accounting Standards Board (FASB), which include Accounting Standards Codification (ASC), Accounting Standards Updates (ASU) and Staff Accounting Bulletins (SAB).

The Company/Elron – Elron Electronic Industries Ltd. and its subsidiaries.

Subsidiaries/consolidated companies – Companies that are controlled by the Company (as defined in IAS 27) and whose accounts are consolidated with those of the Company.

Associates – Companies over which the Company has significant influence and that are not subsidiaries and are accounted for in these financial statements in accordance with the equity method of accounting.

Other investments/ Other companies – Companies in which the Company has invested and that are neither Subsidiaries nor Associated companies (accounted for as available for sale investments).

Group companies – Subsidiaries, associates and other companies.

DIC – Discount Investment Corporation Ltd., an Israeli company traded in TASE (symbol: DISI), which holds an interest in the Company of 48.7% as of December 31, 2009.

Related parties – Within the meaning thereof in IAS 24 regarding "Related Parties".

Dollar – The US dollar.

CPI – The Israeli Consumer Price Index – General, as published by the Israeli Central Bureau of Statistics.

B.           Functional and presentation currency

These consolidated financial statements are presented in dollar, which is the Company's functional currency. The dollar is the currency that represents the principal economic environment in which the Company operates. The functional currency is examined and determined for the Company and for each of the group companies separately. All of the Company’s subsidiaries’ functional currency is the dollar except of Starling for which the NIS was determined to be the functional currency.

When a group company’s functional currency differs from Elron's functional currency, that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

i)             Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet. Goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated at the closing rate at the date of that balance sheet.

ii)            Income and expenses for each period presented in the statement of income are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

iii)           Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing at the date of incurrence.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – Reporting Principles and Accounting Policies (Cont.)

B.           Functional and presentation currency (Cont.)

iv)           Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions (such as dividend) during the period are translated as described in ii) and iii) above.

v)            All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity "foreign currency translation reserve".

On a total or partial disposal of a foreign operation, the relevant part of the other comprehensive income (loss) is recognized in the statement of income.

Intergroup loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising on these loans are recognized in the same component of equity as discussed in v) above.

C.           Use of significant estimates, judgment and assumptions

The preparation of the Company's consolidated financial statements in conformity with IFRS requires the managements of the Company and the group companies to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosure of contingent liabilities, at the end of the reporting period. It is clarified that the actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company's consolidated financial statements requires the managements of the Company and the group companies to make assumptions regarding circumstances and events that involve considerable uncertainty. The managements prepare the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Presented below is a description of the critical accounting estimates that were used in preparing the consolidated financial statements of the Company, which required the managements of the Company and the group companies to make assumptions regarding significantly uncertain circumstances and events.

1.	Contingent liabilities

When assessing the possible outcomes of legal claims that were filed against the Company and its group companies, the companies relied on the opinions of their legal counsel. The opinions of their legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims will ultimately be determined by the courts, they may be different from such estimates.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – Reporting Principles and Accounting Policies (Cont.)

C.           Use of significant estimates, judgment and assumptions (Cont.)

2.	Impairment of assets

The Company examines on every balance sheet date whether there have been any events or changes in circumstances which would indicate impairment of one or more assets. When indications of impairment exists, the Company examines whether the carrying amount of the assets can be recovered from the discounted cash flows anticipated to be derived from the asset, and if necessary, it records an impairment provision necessary to record the assets at the amount of the recoverable value. The estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The estimates regarding cash flows are based on past experience with respect to this asset or similar assets, and on the best possible assessments of the Company regarding the economic conditions that will exist during the remaining useful life of the asset.

3.	Valuation of intangible assets, goodwill and investments in companies that are not accounted for in accordance with the equity method of accounting

The Company is required to allocate the purchase price of group companies (other than in the acquisition of non-controlling interests that do not confer control) to the assets and liabilities of such group companies on the basis of their estimated fair value. In addition, the Company estimates the fair value of its investments in companies that are not consolidated or not accounted for in accordance with the equity method of accounting. The material intangible assets that were recognized as a result of business combination were commercial customer relations, technology, and research and development in progress. Critical estimates that were used to estimate the useful life of such intangible assets include, inter alia, the estimated life of the customer relations and of the other intangible assets as well as anticipated market developments. Management's estimates regarding the fair value and useful life are based on assumptions considered reasonable by management, but are uncertain, and therefore the actual results may be different than anticipated by management.

4.	Employee benefits

The liability in respect of post-employment defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about, among others, discount rates, expected rates of return on assets, future salary increases and mortality rates. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Further details are given in Note 18.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – Reporting Principles and Accounting Policies (Cont.)

C.           Use of significant estimates, judgment and assumptions (Cont.)

5.	Deferred tax assets

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are provided in Note 25.

6.	Determining the fair value of an unquoted financial asset

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy of IFRS 7 is determined using valuation techniques including the projected cash flows discounted at current rates applicable for items with similar terms and risk characteristics and estimation based upon recent transactions in the entity's securities. The projected future cash flows and discount rates, as well as additional factors considered in these analysis are subject to uncertainty and include consideration of inputs such as liquidity risk, credit risk and volatility. Further details are provided in Note 10.

Note 2 - Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with IFRS that were published and are effective at the Company's first IFRS annual reporting date, December 31, 2009, and were the basis for the Company's accounting policy.

The preparation of the consolidated financial statements in accordance with IFRS resulted in changes to the accounting policies as compared with the most recent annual consolidated financial statements prepared under U.S. GAAP as of December 31, 2008 and for the year then ended. The accounting policies have been applied in preparing an opening IFRS balance sheet as of January 1, 2008 for the purposes of the transition to IFRS, as required by first time adoption of IFRS (IFRS 1). As allowed by IFRS 1 (Paragraph 24), since Elron is accounted for as an Associate in DIC’s publicly issued Consolidated Financial Statements (in accordance with its application of requirements of IAS 28, Investments in Associate), the Company has chosen to use  carrying amounts that were included in DIC's  consolidated financial statements in order to measure its assets and liabilities as of date of transition.

Under IFRS 1 guidance, several exemptions are provided to the requirement to retroactively apply all IFRS’s in existence at the date of the opening balance sheet, and the possibility of choosing to use all or part of such exemptions was provided.

Consequently, the Company has utilized the same exemptions that were applied by DIC to account for its investment in Elron on its date of transition to IFRS, January 1, 2007, as follows:

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

i.           Business combinations – IFRS 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associates that occurred before 1 January 2007.

ii.           Translation differences from foreign activities – the Company did not recalculate and recognize under IFRS cumulative translation differences as of January 1, 2007 with respect to all its foreign operations, from the date of its investment in these investees. Therefore, the capital reserve from the foreign currency translation adjustments deriving from the translation of financial statements of all the foreign operations under Israeli GAAP was classified on January 1, 2007 to retained earnings (accumulated deficit).

iii.           Share-based payments – IFRS 2 which sets the accounting principles for share-based payment transactions, was not implemented to equity instruments granted prior to November 7, 2002, or that were granted after this date and have vested prior to January 1, 2007. Regarding share-based payment transactions settled in cash, the Company elected not to apply IFRS 2 to liabilities paid prior to January 1, 2007.

iv.           Compound financial instruments – the Company elected not to separate compound financial instruments to an equity component and a liability component, in cases were the liability component did not exist as of January 1, 2007.

For details regarding the adjustments made with respect to the comparative data  and with respect to exemptions allowed by IFRS 1 that were implemented by the Company– see Note 28, below.

A.           Basis of consolidation and equity method of accounting

1.	Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2009.

Subsidiaries are entities in which the Company holds more than 50% of their voting rights, including potential voting rights that are immediately exercisable, so that the Company has the power to govern the financial and operating policies of the entities so as to obtain benefits from their activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The Non-controlling interest in respect of subsidiaries represents the minority's share in the income or losses of the subsidiaries and the net assets based on their fair values on the acquisition date of the subsidiaries. The Non-controlling interest in subsidiaries having a deficit in the shareholders' equity takes into account the losses of the subsidiaries up to the amount of the loans and liabilities (including the interest accrued in respect thereof) as well as commitments for granting loans. The Non-controlling interest is presented as part of the Company's shareholders' equity in a separate amount.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

A.           Basis of consolidation and equity method of accounting (Cont.)

2.	Transactions eliminated upon consolidation

Intercompany balances and expenses not yet realized arising from intercompany transactions, are eliminated when preparing these consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated based on the Company's share in the said investments. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3.	Gaining control in existing holding

When control is achieved in stages, all identifiable assets, liabilities and contingent liabilities of the acquired entity are re-measured at fair value. Any difference arising from such re-measurement on the date of gaining control is included in a capital reserve account. Such capital reserve account created in respect of amortizable assets is re-classified to retained earnings (accumulated deficit) in direct relation with the related asset amortization, or when the item or investment is realized in all or in part.

4.	Associates accounted for using the equity method of accounting

Associates are those entities in which the Company has significant influence or the ability to significantly influence the financial and operating policies, but control as stated above was not achieved. Associates are accounted for using the equity method of accounting (equity accounted investees). The Company's consolidated financial statements include the Company's share of the income and expenses of equity accounted investees, after adjustments required to align the accounting policies with those of the Company for uniform accounting policies, from the date that significant influence commences until the date that significant influence ceases. When the Company's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation to support the investee or has made payments on behalf of the investee, or has granted it loans or guarantees.

In circumstances where the Company’s ownership in an associate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular associate's security or loan held by the Company to which the equity method is being applied.

Excess cost of associates is presented as part of the investment. The excess cost of an investment in an associate over the Company's interest in the fair value of the group company's identifiable assets (including identifiable intangible assets) net of the fair value of its identifiable liabilities (after the allocation of taxes) at the date of acquisition is goodwill which is not amortized. The excess of the Company's interest in the fair value of the associate's identifiable assets (including identifiable intangible assets) net of the fair value of its identifiable liabilities (after the allocation of taxes) over the cost of the investment in the associate is negative goodwill that is recognized immediately in the statement of income.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

A.           Basis of consolidation and equity method of accounting (Cont.)

4.	Associates accounted for using the equity method of accounting (Cont.)

Excess cost allocated in an associate to identifiable assets and identifiable liabilities having a finite useful life is amortized according to the said useful life. Goodwill and indefinite intangible assets having an indefinite useful life are examined as part of the overall investment, in the framework of the examination performed by the Company in order to identify the possible need for impairment of the value of the investment.

After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on the Company’s investment in its associate. The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the income statement.

5.	Accounting upon loss of significance influence

When the Company loses its significant influence in an associate previously accounted for under the equity method. Subsequently, the remaining investment is revalued to its fair value and accounted for as available for sale. Such revaluation is recorded in a revaluation reserve in the shareholders' equity section and recognized in the statement of income upon sale of any remaining investment.

B.           Foreign currency

1.	Transactions in foreign currency

The Company’s consolidated financial statements are presented in dollars. Transactions in foreign currencies are translated into the Company's functional currency at the exchange rates in effect on the dates of the transactions. Monetary assets and liabilities denominated in foreign currency existing as of the reporting date are translated into the functional currency at the exchange rate at that date. The exchange rate differences in respect of the monetary items are the difference between amortized cost in the functional currency at the beginning of the period, adjusted for the effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into the Company's functional currency using the exchange rate on the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into the functional currency at the exchange rate on the date that the fair value was determined.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

B.           Foreign currency (Cont.)

2.	Foreign operations

When the functional currency of a group company is different than the Company's functional currency, the Company defines it as foreign operations. The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, were translated into dollars at the exchange rates in effect as of the balance sheet date. The income and expenses of foreign operations were translated into dollars at exchange rates in effect on the dates of the transactions, or based on an average exchange rate for the period. Share capital, reserves and other capital movements are translated into dollars at the exchange rate on the date they transpired.

Exchange rate differences in respect of these foreign currency translation adjustments are recorded directly in other comprehensive income. In accordance with IFRS 1, the Company has chosen to include in retained earnings (accumulated deficit) all the accumulated exchange rate differences in respect of all foreign operation up to January 1, 2007 (the date of DIC’s transition to IFRS, see additional details in the beginning of Note 2 above).

When a foreign operation is disposed of, in part or in full, the appropriate amount in the foreign currency translation reserve is classified to the statement of income.

3.	CPI-linked monetary items

Monetary assets and liabilities linked in accordance with their terms to the changes in the CPI are adjusted based on the relevant index, at every balance sheet date, pursuant to the terms of the agreement. Linkage differences deriving from the said adjustment are recognized in the statement of income.

C.           Financial instruments

1.	Financial instruments

Financial instruments include investments in shares and debt instruments, trade and other receivables, cash and cash equivalents, convertible debentures issued by a subsidiary, loans and credit received, and trade and other payables.

Financial instruments are recognized initially at fair value plus, for instruments not at fair value through the statement of income, all directly attributable transaction costs. Subsequent to the initial recognition, non-derivative financial instruments are measured as described below.

A financial instrument is recognized when the Company assumes upon itself the contractual conditions of the instrument. A financial asset is eliminated when the Company's contractual rights to the cash flows deriving from the financial asset expire. Purchases or sales of financial assets made in the ordinary manner are recognized on the trade date, meaning on the date the Company undertook to purchase or sell the financial asset. Financial liabilities are eliminated when the Company's obligation, as specified in the agreement, expires or when it is settled or cancelled.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

C.           Financial instruments (Cont.)

1.	Financial instruments (Cont.)

The fair value of financial liabilities, which was determined for disclosure purposes, is calculated on the basis of the present value of the expected principal and interest payments discounted at the market interest rate as of the reporting date.

Cash and cash equivalents

Cash includes cash balances deposits available for immediate use. Cash equivalents include short-term highly liquid investments that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value. Bank overdrafts that are repayable on demand and form an integral part of the cash management of the Group companies are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not traded on an active market. After the initial recognition, the loans and receivables are measured at amortized cost using the effective interest method while taking into consideration transaction costs and deducting any impairment losses which are recognized in the income statement in finance expenses.

Investments at fair value through the profit and loss

A financial instrument is classified as measured at fair value through profit and loss if it is held for trading or is designated as such upon initial recognition. Designated financial instruments as stated are measured at fair value through profit and loss at the time of their initial recognition. Attributable transaction costs are recognized in the statement of income when incurred. These financial instruments are measured at fair value and the changes therein are recognized in the statement of income.

Other investments accounted for as available for sale and Available-for-sale financial assets

Available-for-sale financial investments include equity and debt securities. Equity investments classified as available-for sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other income (expenses), or determined to be impaired, at which time the cumulative loss is recognized in the income statement in other income (expenses), and removed from the available-for-sale reserve. For a financial asset reclassified out of the available-for-sale category, any previous gain or loss on that asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the effective interest rate ("EIR"). Any difference between the new amortized cost and the expected cash flows is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired then the amount recorded in equity is reclassified to the income statement.

As for impairment of financial assets – see section G.1 below.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

C.           Financial instruments (Cont.)

1.	Financial instruments (Cont.)

Financial liabilities

Financial liabilities measured at fair value through the statement of income include financial liabilities that are designated at the time of their initial recognition to be presented at fair value with the changes therein being recorded on the statement of income. The Company has designated its liability in respect of Convertible Debentures and Options to Convertible Debentures (both issued by a subsidiary – see Note 3 D.1. below), as  financial liabilities measured at fair value through the statement of income.

Determination of fair value of investments in shares and debt instruments

The fair value of financial assets measured at fair value through the statement of income and of available-for-sale financial assets is determined with reference to their quoted closing bid price as of the date of the report without any deduction of transaction costs, and in the absence of such a quoted price, by other appropriate valuation methods. These valuation methods may include using transactions recently executed at arm's length market conditions, reference to the current market value of another, essentially similar financial instrument, discounted  cash flows analysis or other valuation methods (see details in Note 10 B.3.).

Derivatives not used for hedging or that do not meet the definition of an accounting hedge transaction

Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currency or linked to the CPI. Changes in the fair value of such derivatives are recognized in the statement of income as part of the financing income or financing expenses.

Determination of fair value of derivatives

The fair value of foreign currency forward contracts is estimated on the basis of quotes of banks/brokers or on the basis of the discounted difference between the forward price specified in the contract and the present forward price in respect of the remaining period to maturity of the contract, while using a risk-free interest rate usually based on government debentures.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

C.           Financial instruments (Cont.)

2.	Received loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the EIR method amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortization is included in finance cost in the income statement.

3.	Share capital

Ordinary shares

Costs directly attributable to the issuance of Ordinary shares and warrants exercisable to shares classified as equity are recognized as a deduction from equity.

4.	Issue of a unit of securities

The issue of a unit of securities involves the allocation of the proceeds received (before issuance expenses) to the components of the securities issued in the unit based on the following priority: fair value is initially determined for derivatives (such as warrants with an exercise increment in a currency other than the Company's functional currency) and other financial instruments presented at fair value in each period, then the fair value is determined for financial liabilities and compound instruments (such as Convertible Debentures) that are not presented at fair value in each period but rather at present value when the proceeds allocated in respect of equity instruments are determined as the residual value according to the difference that would be received between the overall proceeds and the relevant proceeds allocated as above. The issuance costs are allocated to each component pro rata to the amounts determined for each component net of tax effect, if any, in respect of equity instruments. After said allocation, each component is accounted for based on its classification (financial liability or equity instrument).

D.           Property, plant and equipment

1.	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to the place and condition required for them to function in the manner intended by management. The cost of purchased software that is integral to the functioning of the related equipment is capitalized to the cost of that equipment.

An item of property, plant and equipment that was purchased in consideration for another non-monetary item in a transaction having a commercial substance is measured at fair value.

Where major items of property, plant and equipment (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of the property, plant and equipment.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

D.           Property, plant and equipment (Cont.)

1.	Recognition and measurement (Cont.)

Gains and losses on disposal of an item of property, plant and equipment are recognized in the statement of income as Other income (loss).

2.	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized as part of the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is eliminated. The costs of ongoing maintenance are recognized in the statement of income as incurred.

3.	Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful lives of each part of an item of the property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Computers, office furniture and equipment	3–17 years (mainly 3 years)
Motor vehicles	7 years

Leasehold improvements are amortized over the period of the lease (including any optional term the Company is entitled to and intended to be realized), which does not exceed the useful life of the asset.

The estimates regarding the depreciation method, useful life and residual value are reexamined at least at the end of each fiscal year. Depreciation of the assets is discontinued at the earlier of the date on which the asset is classified as held for sale or date on which the asset is eliminated. An asset is eliminated from the financial statements on the date of sale or when economic benefits are no longer expected from use of the asset. Gain or loss from disposition of the asset (calculated as the difference between the net proceeds from disposition and the depreciated cost in the financial statements) is included in the statement of income in the period the asset is disposed of.

E.           Intangible assets

1.	Goodwill

Goodwill or negative goodwill arises at the acquisition of subsidiaries, including acquisitions of rights that do not confer control thereof, and from acquisition of associates (including acquisition of additional rights in associates).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

E.           Intangible assets (Cont.)

1.	Goodwill (Cont.)

Acquisitions prior to January 1, 2007

As part of the transition to IFRS, as permitted by IFRS 1, the Company elected not to restate according to IFRS business combinations, acquisitions of associated and acquisition of shares that do not confer control that occurred before January 1, 2007, (the date of DIC’s transition to IFRS, see additional details in the beginning of Note 2 above).In respect of prior to January 1, 2007 acquisitions, the accounting classification and treatment were not adjusted to IFRS for purposes of preparing the Company's opening balance.

Acquisitions after January 1, 2007

Regarding acquisitions after January 1, 2007, the goodwill represents the excess of the acquisition cost of over the Company's rights in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired entity. When the excess is negative (negative goodwill), it is recognized immediately in the statement of income as a gain.

Subsequent measurement

Goodwill in respect of investments, which is accounted for in accordance with the equity method of accounting, is included in the carrying value of the investment. The goodwill is not amortized in a systematic manner but, rather, based on the need for its write-down due to a decline in value – see in this section and in sections H to Note 2 below.

2.	Research and development

Expenditures relating to research activities, undertaken with the goal of gaining new scientific or technical knowledge and understanding, are recognized in the statement of income as incurred.

Development activities are activities relating to a plan for the creation of new products or processes or the significant improvement of existing products or processes. Expenditures in respect of development activities are recognized as an intangible asset only if all the following exist: the development costs can be reliably measured; the product or process is technically and commercially feasible; future economic benefits from the product are probable; and the Company intends to and has sufficient resources to complete the development and to use or sell the asset. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead costs that can be directly attributed to preparation of the asset for its intended use. Other development expenditures are recognized in the statement of income as incurred.

Development costs recognized as an intangible asset are measured at cost less accumulated amortization and accumulated impairment losses. Costs incurred during the research stage or after the asset is ready for use are recorded as an expense immediately.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

E.           Intangible assets (Cont.)

3.	Other intangible assets

a.
Intangible assets are presented at cost and include direct costs required in order to place the assets into service. Intangible assets acquired in a business combination are included at the fair value at the acquisition date. After initial recognition, intangible assets are carried at their cost less any accumulated amortization (other than intangible assets having an indefinite useful life) and any accumulated impairment losses. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in the statement of income when incurred.

b.
Subsequent expenditures are capitalized as an intangible asset only when they increase the future economic benefits embodied in the specific asset for which they were expended. All other expenditures, including expenditures relating to goodwill and intangibles developed independently, are recognized in the statement of income as incurred.

c.	Amortization is calculated in accordance with the expected economic benefit from the assets in each period, on the basis of the estimated useful life of each group of assets.

d.
Intangible assets having an indefinite useful life are not amortized in a systematic manner and are subject to an examination for impairment in each reporting period or at any time there is an indication that there may have been an impairment in value (see also Section H to Note 2 below). The useful lives of these assets are examined in each reporting period in order to ascertain whether the events and circumstances continue to support the determination that the intangible asset has an indefinite useful life.

A summary of the policies applied to the Company’s intangible assets is as follows:

	Technology and development in process*	Agreement with Rafael**	Other***
Useful lives	Finite	Indefinite	Finite/Indefinite
Amortization method used	Over the period of expected future sales from the related project (mainly 5 years).	No amortization	Useful life (mainly 3 years)
Internally generated or acquired	Acquired	Acquired	Acquired

* Mainly Technology and development in process acquired in business combinations.
** As a result of the agreement with Rafael – see Note 3 D.6.
*** Mainly software. The estimates regarding the amortization method and useful life are reexamined at least at the end of every fiscal year.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

F.           Inventory

Inventory is measured at the lower of cost or net realizable value. The cost of the inventory includes the expenses for acquisition of the inventory and bringing it to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and executing the sale.

Raw materials	–	based on acquisition cost using the "first-in, first-out" method.

Work in progress	–	On the basis of average cost including materials, labor and other direct and indirect production expenses.

Finished goods	–	On the basis of average cost including materials, labor and other direct and indirect production expenses.

G.           Impairment in value

1.	Financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortised cost the Company first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

G.           Impairment in value (Cont.)

1.	Financial assets (Cont.)

Financial assets carried at amortized cost (Cont.)

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the income statement. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Company. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to finance costs in the income statement.

Available-for-sale financial investments

For available-for-sale financial investments, the Company assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. ‘Significant’ is to be evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from other comprehensive income and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairment are recognized directly in other comprehensive income.

Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

2.	Non-financial assets

The carrying amount of the Company's non-financial assets, other than inventories and deferred tax assets, is reviewed at each reporting date to determine whether there are indicators of impairment in value. Included among these indicators that the Company examines with respect to the value of its investments are general market data, a decline in the stock market prices, continuing losses in the group companies, the industry in which the group companies operate, lack of success in R&D processes in the group companies, a significant deviation from the business plan of the group companies, excess cost included in the investments, capital raising efforts made at a price less than cost and other parameters. If there are signs as stated, an estimate of the asset's recoverable amount is calculated. On January 1, 2008, the transition date to IFRS, the Company tested for impairment goodwill, intangible assets having indefinite useful lives and investments in associates including, but not limited to, investees for which goodwill and other intangibles were recognized as part of the carrying amount of the investment. In subsequent periods, the Company estimates, once a year, the recoverable amount of the goodwill and intangible assets that have indefinite useful lives or are unavailable for use, or more frequently – if there are indications of impairment.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

G.           Impairment in value (Cont.)

2.	Non-financial assets (Cont.)

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less selling expenses). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For purposes of testing impairment of identifiable assets, the assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognized if the carrying amount of an asset or the cash-generating unit to which it relates exceeds the estimated recoverable amount. Impairment losses are recorded in the statement of income. Impairment losses recognized in respect of cash-generating units are allocated to the carrying amount of the assets in the cash-generating unit on a pro rata basis.

Losses from impairment in value recognized in prior periods are reexamined in every fiscal period in order to determine whether there are signs that the losses have declined or no longer exist. An impairment loss is revised wholly or partly in any period when there has been a change in the estimates used to determine the recoverable value, only where the asset's carrying value after reversal of the impairment loss does not exceed the carrying value net of depreciation or amortization that would have been determined if no impairment loss had been recognized.

Examination of impairment in value of an investment in an associate is made based on the overall investment. Accordingly, a loss recognized from impairment in value of an investment is not allocated specifically to the goodwill included in the investment but, rather, it is allocated to the entire investment. Therefore, the full amount of the loss from impairment in value may be reversed if the conditions required for cancellation exist.

H.           Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Company must be committed to sell, there must be a plan to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. These assets are not depreciated and are presented separately as current assets in the balance sheet, at the lower of their carrying amount and fair value less costs to sell. If the carrying amount is higher than the fair value less costs to sell, an impairment loss is recognized for the asset (or the group of assets) to the extent of the difference. Simultaneously, liabilities associated with these assets are presented separately in the balance sheet in a similar manner. Also, the related other comprehensive income (loss) is presented separately in the statement of changes in equity.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

I.           Employee benefits

The Company has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans and defined benefit plans.

1.	Defined contribution plans

Some of the subsidiaries have defined contribution plans, in accordance with Section 14 of the Severance Pay Law, whereby the subsidiaries make regular payments therein without it being legally or constructively liable to make additional payments even if sufficient amounts are not accumulated in the fund to pay all the benefits due to an employee relating to his service in the current and prior periods. Deposits in defined contribution plans in respect of severance pay or annuities, are recognized as an expense at the time the deposit is due to the plan concurrent with receipt of the services from the employee and no further provision is required in the consolidated financial statements.

2.	Defined benefit plans

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans. The Company also operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employee-employer relation is measured using the projected unit credit method. The actuarial assumptions include future salary increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate on Government bonds with maturity that matches the estimated term of the benefit payments.

The Company makes current deposits in respect of its liabilities to pay compensation to certain of its employees in pension funds and insurance companies ("the plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Company's own creditors and can not be returned directly to the Company.

The liability for employee benefits presented in the balance sheet presents the present value of the defined benefit obligation less the fair value of the plan assets, less past service costs and any unrecognized actuarial gains and losses. Actuarial gains and losses are recognized directly in comprehensive income in the period in which they occur.

3.	Short-term benefits

Short-term employee benefits include salaries, contributions to Social Security, vacation days, sick days and recreation pay, the payment date of which is expected to be in the year following the balance sheet date. The aforesaid obligations are measured on an undiscounted basis and are expensed as the related service is provided.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

I.           Employee benefits (Cont.)

3.	Short-term benefits

A provision in respect of short-term employee benefits relating to a cash bonus or profit-sharing plan is recognized where the Company has a present legal or constructive obligation to pay the said amount as a result of past service provided by the employee and the obligation can be reliably estimated.

4.	Share-based payment transactions

The fair value of employee options on the grant date is recognized as salary expense, with a corresponding increase in retained earnings, over the period that the employees become entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. Share-based payments that were granted before November 7, 2002 or that vested before January 1, 2007 (the date of DIC’s transition to IFRS, see additional details in the beginning of Note 2 above), are not accounted for retroactively, in accordance with IFRS 2 and the relief adopted pursuant to IFRS 1.

Certain options have been granted to employees for acquisition of shares in Group companies. The cost of cash-settled transactions is measured at fair value on the grant date using the Black and Scholes model, additional details are given in Note 19. The fair value is recognized as an expense over the vesting period and a corresponding liability is recognized. The liability is remeasured at each reporting date until settled at fair value with any changes in fair value recognized in the statement of income

J.           Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The provisions are determined by discounting the expected future cash flows at a pre-tax interest rate that reflects the current market assessments of the time value of money and the risks specific to the liability.

K.           Revenues

Sale of goods

Revenue from the sale of goods is measured at the fair value of the consideration received or to be received, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted. The Company recognizes revenue when the significant risks and rewards of ownership have been transferred to the buyer, receipt of the consideration is expected, it is possible to reliably estimate the possibility that the goods will be returned, the costs incurred or to be incurred in connection with the transaction can be reliably estimated, management has no continuing involvement with the goods, and the amount of revenue can be measured reliably.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

K.           Revenues (Cont.)

Sale of goods (Cont.)

The transfer of risks and rewards varies depending on the specific terms of the contract of sale. For sales of products, transfer of the risks and rewards usually occurs upon delivery of the product to the customer or when the goods reach the customer's warehouse.

L.           Cost of sales and supplier discounts

1.
Cost of sales includes expenses for loss, storage and conveyance of inventories to the point of sale. Cost of sales also includes impairment provisions in respect of inventories, inventory write offs and provisions for slow-moving inventories , if any.

2.
Supplier discounts – the Company recognizes discounts received from its suppliers as a reduction of the cost of the purchases. Therefore, the part of the discounts that relates to the purchases added to the closing inventory is attributed to inventory, and the rest of the discounts reduce the cost of sales.

Abovementioned discounts are fixed discounts that do not depend on the volume of purchases (this discount is calculated as a fixed percentage of the purchases made from the supplier or as an annual fixed amount that does not depend on the volume of purchases) and they are included in the consolidated financial statements upon the execution of the proportionate purchases that entitle the Company to the said discounts.

M.           Lease payments

Lease agreements where the Company does not actually accept substantially all the risks and benefits incidental to ownership of the leased asset are classified as operating leases. Payments made under operating leases are recognized in the statement of income on a straight-line basis over the term of the lease, including the option period, when on the date of the transaction it was reasonably certain that the option will be exercised. Lease incentives received are recognized as an integral part of the total lease expense on a straight-line basis, over the term of the lease.

N.           Financial income and expenses

Financial income includes interest income on funds invested (including interest income on available-for-sale financial assets that constitute part of the Company’s liquid resources), gains on the sale of available-for-sale financial assets, an increase in the fair value of financial assets recognized at fair value through the statement of income, a decrease in the fair value of financial liabilities recognized at fair value through the statement of income and foreign currency gains and gains on the ineffective portion of hedging instruments that are recognized in the statement of income. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

N.           Financial income and expenses (Cont.)

Financial expenses include interest expense on loans received, adjustment differences on borrowings, changes in time value of provisions, a decrease in the fair value of financial assets recognized at fair value through the statement of income, an increase in the fair value of financial liabilities recognized at fair value through the statement of income, impairment losses recognized on financial assets, losses on the ineffective portion of hedging instruments that are recognized in the statement of income and foreign currency losses. All borrowing costs are recognized in the statement of income using the effective interest method.

Gains and losses deriving from changes in currency exchange rate are reported on a net basis.

O.           Taxes on income

Taxes on income include current and deferred taxes. Taxes on income are recognized in the statement of income except to the extent that they relate to items recognized directly in equity, in which case it is recorded in equity.

The current tax is the amount of tax expected to be paid on the taxable income for the reported period, using the tax rates enacted or substantially enacted as of the balance sheet date, and including changes in the tax payments relating to previous years.

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are carried directly to equity if the tax relates to items that are taken to equity. The Company does not recognize deferred taxes for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither the accounting income nor the income for tax purposes, and differences deriving from investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. The deferred taxes are measured using the tax rates that are expected to apply to the temporary differences when they reverse, based on the laws that have been enacted or effectively enacted as of the balance sheet date. The Company offsets deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, if they intended to settle current tax liabilities and assets on a net basis or if their tax assets and liabilities will be realized concurrently.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. The deferred tax assets are reviewed at every balance sheet date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Simultaneously, temporary differences (such as carryforward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the item taxes on income.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

O.           Taxes on income (Cont.)

Deferred tax assets and deferred tax liabilities are presented in the balance sheet as non-current assets and non-current liabilities, respectively.

Deferred tax in respect of intercompany transactions in the consolidated financial statements is recorded according to the tax rate applicable to the buying entity.

P.           Royalty bearing government grants received from the Chief Scientist in Israel

Government grants are recognized where there is reasonable assurance that the grant will be received and the Company will comply with the attached conditions. Up to December 31, 2008, government grants received from the Office of the Chief Scientist in Israel (“OCS”), in respect of support of research and development activities, which include a commitment for royalty payments to the State of Israel that are contingent on execution of future sales deriving from the development, were recognized as a liability and a loan received from the government bearing no interest or interest lower than market interest rate was accounted for upon the initial recognition thereof and in subsequent periods if it was expected that economic benefits stemming from the research and development activities will lead to sales entitling the State to royalties. Amounts paid as royalties were recorded as repayment of the liability. The difference between the amount of the loan received and the fair value is accounted for as a government grant in accordance with the provisions of IAS 20 (i.e., recognized as income in direct relation to expenses attributable to the approved grant) Where economic benefits, as stated, were not expected, the grant receipts were recognized as a reduction in the research and development expenses in the statement of income in accordance with the provisions of IAS 20 (i.e., recognized as income in direct relation to expenses attributable to the approved grant). In such a case, the liability to pay royalties was accounted for as a contingent liability pursuant to IAS 37 until such liability is recognized.

Commencing from January 1, 2009, and in accordance with the amended IAS 20, a loan received from the government bearing no interest or interest lower than market interest rate is accounted for upon the initial recognition thereof and in subsequent periods pursuant to the provisions of IAS 39 – "Financial Instruments: Recognition and Measurement". Therefore, the loan is initially recognized at fair value along with discounting using the market interest rate unless loan is considered a forgivable loan under the provisions of IAS 20 as revised. The difference between the amount of the loan received and the fair value is accounted for commencing from January 1, 2009 as a government grant in accordance with the provisions of the IAS 20 (i.e., recognized as income in direct relation to expenses attributable to the approved grant). There has been no change to the accounting for the government grants which are considered a forgivable loan and for which economic benefits, as stated, were not expected.

The amendment is applied prospectively commencing from January 1, 2009, in connection with grants received after this date.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

Q.           Earnings (loss) per share

The earnings (loss) per share are computed by dividing the net income attributable to the Company's shareholders by the weighted-average number of shares outstanding during the period. Calculation of the basic earnings (loss) per share includes only shares actually outstanding during the period. Potential ordinary shares (convertible securities, such as, Convertible Debentures, options and employee options) are included in calculation of the diluted earnings (loss) per share only if their impact dilutes the earnings (loss) per share in that their conversion reduces the earnings (loss) per share or increases the loss per share from continuing operations. In addition, potential ordinary shares converted during the period are included in calculation of the diluted earnings (loss) per share only up to the conversion date, and from this date forward they are included in calculation of the basic earnings (loss) per share. In earning per share computation, the Company's share in the income of group companies is calculated based on its share in the earnings (loss) per share of those group companies multiplied by the number of shares held by the Company.

R.           Initial application of new standards

1.	Presentation of consolidated financial statements

Commencing from January 1, 2009, the Company applies Accounting Standard IAS 1, "Presentation of Financial Statements, Amended" ("IAS 1"). IAS 1 permits presentation of the total income in one statement (a combined statement of income and other comprehensive income), or in two separate statements – a statement of income and a statement of other comprehensive income. The Company chose to present items of income and expense and items of other comprehensive income in two statements – a statement of income and thereafter a statement of comprehensive income. In addition, the Company presents a statement of changes in equity in place of disclosure as part of the notes to the financial statements, immediately following the statement of comprehensive income. IAS 1 was applied retroactively.

2.	IFRS 2 - Share-based Payment

Pursuant to an amendment to IFRS 2, the definition of vesting terms will only include service conditions and performance conditions and the cancellation of a grant that includes non-vesting conditions by the Company or the counterparty will be accounted for by way of acceleration of vesting and not by forfeiture. Conditions that are other than service and performance conditions will be viewed as non-vesting conditions and must therefore be taken into account when estimating the fair value of the instrument granted.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

R.           Initial application of new standards (Cont.)

2.	IFRS 2 - Share-based Payment (Cont.)

This amendment was adopted on January 1, 2009 with a retrospective restatement of comparative figures. The initial adoption of the Standard did not have any effect on the Company’s consolidated financial statements.

3.	IAS 28 - Investment in Associates

Pursuant to an amendment to IAS 28, the test of impairment of an investment in an associate will be carried out with reference to the entire investment. Accordingly, a recognized impairment loss is not allocated specifically but rather attributed to the investment as a whole. Therefore, the entire impairment loss previously recognized may be reversed to the extent that the relevant conditions are satisfied. The amendment was adopted as a prospective change on January 1, 2009. The initial adoption of the Standard did not have any effect on the Company’s consolidated financial statements.

4.	IFRS 7 Financial Instruments: Disclosures

The amendment to IFRS 7 requires additional disclosures about fair value measurement and liquidity risk. According to the amendment, additional disclosures should be made, among others, as to the source of inputs used in making the measurements, using a three level fair value hierarchy for all financial instruments recognized at fair value. In addition, a reconciliation between the beginning and ending balance for Level 3 fair value measurements is required (source of inputs that is not based on market data), as well as disclosure of significant transfers between levels in the fair value hierarchy. The amendment was adopted as a prospective change from the financial statements for the year beginning January 1, 2009.

5.	IFRIC 16 - Hedges of a Net Investment in a Foreign Operation

IFRIC 16 prescribes that a risk arising from changes in foreign exchange rates of the presentation currency of a company does not create an exposure to which hedge accounting can be applied consequently, a hedged risk may be designated only in respect of the company's functional currency. Moreover, the risk arising from changes in foreign exchange rates of the functional currency of any subsidiary may be hedged by any entity within the Group. The Interpretation was adopted as a prospective change from January 1, 2009. The initial adoption of the Interpretation did not have any effect on the Company’s consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

S.           New standards and interpretations issued but not yet effective

1.	IFRS 3 (Revised) - Business Combinations and IAS 27 (Amended) - Consolidated and Separate Financial Statements

IFRS 3 (Revised) and the amendments to IAS 27 ("the Standards") will be effective for annual financial statements for periods beginning on January 1, 2010. Earlier application is permitted. The Company did not early adopt the provisions of these standards.

The principal changes expected to take place following the adoption of the Standards are:

-	The definition of a business was broadened so that it contains also activities and assets that are not managed as a business as long as the seller is capable of operating them as a business.

-
IFRS 3 currently prescribes that goodwill, as opposed to the acquiree's other identifiable assets and liabilities, will be measured as the excess of the cost of the acquisition over the acquirer's share in the fair value of the identifiable assets, net on the acquisition date. According to the Standards, non-controlling interests, including goodwill, can be measured either at fair value or at the proportionate share of the acquiree's fair value of net identifiable assets, this is measured separately in respect of each business combination transaction.

-
Contingent consideration in a business combination is measured at fair value and changes in the fair value of the contingent consideration, which do not represent adjustments to the acquisition cost in the measurement period, are not simultaneously recognized as goodwill adjustments. If the contingent consideration is classified as a financial liability it will be measured at fair value through profit or loss.

-
Direct acquisition costs attributed to a business combination transaction are recognized in the statement of income as incurred as opposed to the previous requirement of carrying them as part of the consideration of the cost of the business combination, which has been removed.

-
Subsequent measurement of a deferred tax asset for acquired temporary differences which did not meet the recognition criteria at acquisition date will be against profit or loss and not as adjustment to goodwill.

-
A transaction with the non-controlling interests, whether a sale or an acquisition, will be accounted for as an equity transaction and will therefore not be recognized in the statement of income or have any effect on the amount of goodwill, respectively.

-
A subsidiary's losses, even if resulting in a capital deficiency in a subsidiary, will be allocated between the parent company and non-controlling interests, even if the non-controlling interest has not guaranteed or has no contractual obligation for sustaining the subsidiary or of investing further amounts.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

S.           New standards and interpretations issued but not yet effective (Cont.)

1.	IFRS 3 (Revised) - Business Combinations and IAS 27 (Amended) - Consolidated and Separate Financial Statements (cont.)

-
On the loss or achievement of control of a subsidiary, the remaining investment, if any, will be revalued to fair value against gain or loss from the sale and this fair value will represent the cost basis for the purpose of subsequent treatment.

The Standards will be adopted prospectively. As such, the adoption of the standards is not expected to have any effect on accounting for current subsidiaries as of December 31, 2009. However, it will affect certain aspects of our accounting for subsidiaries and non-controlling interests mainly with respect to prospective allocation of losses to non-controlling shareholders, accounting for consolidating and de consolidating subsidiaries and recognition of gain upon a change of ownership.

2.	IFRS 9 - Financial Instruments

In November 2009, the IASB issued IFRS 9, "Financial Instruments", which represents the first phase of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, upon initial recognition, all the financial assets (including hybrid contracts with financial asset hosts) will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis. Nevertheless, if the equity instruments are held for trading, they must be measured at fair value through profit or loss. This election is final and irrevocable. When an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The standard will be effective starting January 1, 2013. Earlier application is permitted. Early adoption will be made with a retrospective restatement of comparative figures, subject to the reliefs set out in the Standard.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

S.           New standards and interpretations issued but not yet effective (Cont.)

2.	IFRS 9 - Financial Instruments (Cont.)

The Company is evaluating the possible effect of the adoption of the new Standard on the consolidated financial statements but is presently unable to assess such effect, if any.

3.	IAS 1 - Presentation of Financial Statements

The amendment to IAS 1 deals with current or non-current classification of the liability component of a convertible instrument. Pursuant to the amendment, terms of a liability that can, at the option of the counterparty, be settled by the issue of the entity's equity instruments do not affect its classification as current or non-current. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010. Earlier application is permitted.

The Company believes that the effect of the amendment on the financial statements is not expected to be material.

4.	IAS 32 - Financial Instruments: Presentation - Classification of Rights Issues

The amendment to IAS 32 determines that rights, options or share options to acquire a fixed number of the entity's equity instruments for a fixed amount of any currency are classified as equity instruments if the entity offers the rights, options or share options pro rata to all of its existing owners of the same class of its non-derivative equity instruments.

The Company believes that the effect of the amendment on the financial statements is not expected to be material

5.	IAS 36 - Impairment of Assets

The amendment to IAS 36 defines the required accounting unit to which goodwill will be allocated for impairment testing of goodwill. Pursuant to the amendment, the largest unit permitted for impairment testing of goodwill acquired in a business combination is an operating segment as defined in IFRS 8, "Operating Segments" before the aggregation for reporting purposes. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010. Earlier application is permitted.

The Company believes that the effect of the amendment on the financial statements is not expected to be material.

6.	IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations

According to the amendment to IFRS 5, when the parent decides to sell part of its interest in a subsidiary so that after the sale the parent retains a non-controlling interest, such as rights conferring to significant influence, all the assets and liabilities attributed to the subsidiary will be classified as held for sale if the relevant criteria of IFRS 5 are met, including the presentation as a discontinued operation. Further, an additional amendment specifies the disclosures required in respect of non-current assets (or disposal groups) that are classified as held for sale or discontinued operations. Pursuant to the amendment, only the disclosures required in IFRS 5 will be provided. Disclosures in other IFRSs apply to such assets only if they require specific disclosures in respect of non-current assets or disposal groups. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010. Earlier application is permitted.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 - Significant Accounting Policies (Cont.)

S.           New standards and interpretations issued but not yet effective (Cont.)

6.	IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations (Cont.)

The Company is currently evaluating the impact of adopting the provisions of IFRS 5.

7.	IFRIC 17 - Distributions of Non-cash Assets to Owners

IFRIC 17 ("the Interpretation") provides guidance on how to account for a non-cash asset distribution to owners, including property and equipment, a business as defined in IFRS 3 and ownership interests in another entity. The Interpretation will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010. Earlier application is permitted.

According to the Interpretation, a liability to distribute is recognized when it is appropriately authorized by the entity. The liability is measured at the fair value of the asset to be distributed and carried directly to retained earnings in equity. At each balance sheet date, until the derecognition of the asset, the liability is measured at the fair value of the assets and the changes in fair value are carried to retained earnings. At the date of derecognition, a gain or loss is recognized in the statement of income in the amount of the difference between the amount of the liability and the carrying amount of the asset until the date of derecognition. Further, the scope of IFRS 5 was amended to include non-cash asset distributions to owners.

The Company does not expect IFRIC 17 to have an impact on the consolidated financial statements as the Company has not made any non-cash distributions to shareholders.

8.	IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 ("the Interpretation") which was published in November 2009 addresses the accounting treatment of transactions in which financial liabilities are settled by issuing equity instruments. According to the Interpretation, equity instruments issued as a replacement of a debt instrument are measured at fair value of the equity instruments issued unless the fair value can not be reliably measured. If the fair value of the equity instruments issued can not be reliably measured, then the equity instruments are measured to reflect the fair value of the financial liability extinguished when extinguished. The difference between the carrying amount of the financial liability extinguished and the fair value of the equity instruments issued is recognized in the statement of income.

The Interpretation will be adopted for annual periods beginning on or after January 1, 2010. Earlier application is permitted. The Company believes that the effect of the amendment on the financial statements is not expected be material.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates

A.	Composition of investments in associates

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Original cost of shares	296,479	300,437	268,738
Equity in losses of associates	(181,788)	(132,071)	(123,781)
Less impairment provision	(1,454)	-	-
Carrying amount	113,237	168,366	144,957

The carrying amount includes:
Allocated excess of cost	47,080	55,100	45,890
Goodwill	21,424	22,353	18,552
	68,504	77,453	64,442

As mentioned in Note 2 above, when the Company's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any other long-term investments such as loans) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation to support the investee or has made payments on behalf of the investee, or has committed to grant it loans or guarantees.

As of December 31, 2009, the aggregate equity in losses not recognized by the Company as a result of the circumstances described above,  amounted to a total of $ 3,650 ($ 4,310 as of December 31, 2008 and none as of January 1, 2008).

B.	Condensed financial-statement data of associates

	Assets	Liabilities	Revenues	Net income (loss)
	$ thousands

2009(A)
Given Imaging Ltd.	188,136	28,835	145,016	17,450
Other	98,461	150,416	85,708	(55,065)

	Assets	Liabilities	Revenues	Net income (loss)
	$ thousands

2008(A)
NetVision Ltd.	427,898	144,978	344,102	24,180
Given Imaging Ltd.	178,929	28,601	132,361	6,098
Other	121,426	189,061	103,534	(124,025)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

B.	Condensed financial-statement data of associates (Cont.)

	Assets	Liabilities
	$ thousands

January 1, 2008(A)
NetVision Ltd.	393,628	144,561
Given Imaging Ltd.	174,309	38,807
Other	169,254	261,220

A)
Condensed financial-statement data of companies having a functional currency other than the dollar was translated based on the relevant rates of exchange (assets and liabilities - rate as of the end of the period, revenues and gain (loss) – average rate for the year ended).

C.	Details regarding investment in listed securities of associates

	December 31, 2009			December 31, 2008			January 1, 2008
	Equity			Equity			Equity
	holding			holding			holding
	Share (consolidated)	Carrying value	Market value	Share (consolidated)	Carrying value	Market value	Share (consolidated)	Carrying value	Market value
	%	$ thousands		%	$ thousands		%	$ thousands

Netvision Ltd.*	-	-	-	15.79	43,503	29,700	16.04	39,201	53,000

Given Imaging Ltd.	32.23	104,501	165,256	32.35	107,901	78,400	27.37	85,826	186,100

    *   In October 2009, the Company sold all of its holdings in Netvision for an amount of approximately $60,770 representing a gain of approximately $ 21,900 over its carrying amount (see D. 8 below).

D.	Significant changes in investments

For additional details in respect of income and losses as a result of changes in investments, see also Note 24.

Subsidiaries

1.	Starling

Starling Advanced Communications Ltd. ("Starling") specializes in the development, design and marketing of SATCOM, low profile antenna systems that enable full featured broadband connectivity on any mobile platform.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Subsidiaries (Cont.)

1.	Starling (Cont.)

On June 13, 2007, Starling, then a 72.5% subsidiary of Elron, completed an initial public offering on the Tel Aviv Stock Exchange (TASE) in Israel of shares and convertible securities (convertible, bearing annual 6% interest  and NIS, ("New Israeli Shekels") Israeli CPI linked debentures ("Convertible Debentures")) and options to purchase the Convertible Debentures ("Convertible Debentures Options") in consideration for aggregate gross proceeds of approximately NIS 57,000 (approximately $14,000). An amount of approximately $12,100 (amount denominated in NIS) proceeds from the issuance of the Convertible Debentures and from the exercise of some of the Convertible Debentures Options ("Debentures Proceeds") were restricted and were to be released from the restrictions and used by Starling upon achieving certain milestones, no later than November 30, 2008. In December 2008 the Convertible Debentures Proceeds were released. Elron invested approximately $4,000 as part of the offering in consideration for 619,700 ordinary shares, 8,675,800 Convertible Debentures and 86,758 Convertible Debentures Options, which later expired. In addition, immediately prior to the offering, existing shareholders of Starling, including Elron and its subsidiary, RDC, converted shareholder loans in the amount of approximately $6,500 into 6,488,783 ordinary shares and 393,126 Convertible Debentures Options, which later expired. Immediately following the offering, Elron's consolidated holdings (directly and through RDC) in Starling's outstanding shares decreased from 72.5% to approximately 68%. Since Elron still has control over Starling, Elron continues to account for Starling as a consolidated subsidiary.

During October 2008 Elron purchased 7,638,323 Convertible Debentures in private transactions and additional 10,139,455 as a part of partial tender offer for a total amount of approximately $2,000 and $2,400, respectively. Subsequent to the abovementioned transactions, Elron and RDC beneficially owns 26,453,578 out of a total of 42,364,000 outstanding Convertible Debentures which represent approximately 62% of the outstanding Convertible Debentures.

In May 2009, Elron and RDC signed a loan agreement ("the First Loan Agreement") in the aggregate amount of $2,600 which was advanced to Starling in two installments. The first installment in the amount of $1,400 (of which Elron's share is approximately $650) was advanced during June 2009. The second installment in the amount of $1,200 (of which Elron's share is approximately $560) was advanced during July 2009.

In July 2009, Elron and RDC signed a second loan agreement ("the Second Loan Agreement") with substantially the same terms as in the First Loan Agreement, pursuant to which Elron and RDC provided Starling with an additional loan in five installments in the aggregate amount of $3,200 (of which Elron's share is $1,486), which were advanced during August through December 2009.

In December 2009, Elron and RDC signed an additional loan agreement, to provide Starling with an additional loan in the aggregate amount of $3,900, of which Elron's and RDC's share is approximately $1,800 and $2,100, respectively. Subsequent to the balance sheet date the total loan amount was granted to Starling in a single installment during January 2010.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Subsidiaries (Cont.)

2.	Medingo

Medingo Ltd. ("Medingo") is developing solutions specifically for the needs of insulin-dependent diabetic patients. Medingo's device is a miniature dispensing patch, which is aimed to be convenient, easy to use, discreet and more cost-effective than standard insulin pumps.

Medingo is a subsidiary of Elron, which directly holds 9% of the issued share capital and which holds an additional 84% through its subsidiary RDC, on outstanding and on as converted basis.

In February 2009, the shareholders of Medingo, including Elron and RDC, extended to Medingo an investment in the aggregate amount of $5,500 in two installments. The first installment in the amount of $1,200 (of which Elron's and RDC's share is approximately $100 and $1,000, respectively) was granted immediately and the second installment in the amount of $4,300 (of which Elron's and RDC's share is approximately $400 and $3,600, respectively) was granted during April 2009.

In July 2009, the shareholders of Medingo, including Elron and RDC extended to Medingo an additional investment in the aggregate amount of $8,000 in five installments. The payments in respect of the investment (of which Elron's and RDC's share is approximately $700 and $6,700, respectively) were advanced during the third and fourth quarters of 2009.

In October 2009, a non-binding indication of interest (the "Indication") of a third party regarding a potential acquisition of Medingo was received. The Indication relates to an acquisition of Medingo's entire share capital for a cash consideration ranging from $150,000 to $170,000 and a contingent additional cash consideration conditional upon one or more milestone(s) to be mutually agreed, which may bring the total consideration up to between $185,000 and $213,000. The transaction would be subject mainly to: (i) the parties entering into a mutually agreed definitive agreement; (ii) satisfactory completion of a full due diligence by the third party; and (iii) the parties obtaining applicable corporate and regulatory approvals. In the event of consummation of such transaction, Elron is expected to record a net gain attributable to the shareholders initially estimated at this stage to be between approximately $57,000 and approximately $86,000. As of December 31, 2009 there was no assurance of the occurrence, timing, the expected gain amount or terms of any such transaction and as such it was not highly probable (as defined by IFRS 5) to occur. Accordingly, Medingo's assets (amounting to $3,270) and liabilities (amounting to $2,526) did not qualify for recognition as assets held for sale according to IFRS 5 as of December 31, 2009.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Subsidiaries (Cont.)

2.	Medingo (Cont.)

In January 2010, subsequent to the balance sheet date, the shareholders of Medingo, including Elron and RDC extended to Medingo an additional investment in the aggregate amount of $5,500 of which Elron's share is approximately $500 and RDC's share is approximately $4,600 to be advanced in installments subject to the terms specified in the agreement.

3.	Impliant

Impliant Inc. ("Impliant") is a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery.

In March, 2008, Elron extended an investment in the amount $6,000 to Impliant as part of an aggregate investmnet of $10,000 in two installments. The first installment in the amount of $5,000 was granted immediately and the second installment was granted in June 2008 following Impliant's achievement of a certain milestone as stipulated in the loan agreement.

Since as a result of the abovementioned investment, Elron had the ability to obtain the majority of residual interest and voting power in Impliant through its potential voting rights, and therefore had the power to govern the financial and operating policies of Impliant, Elron initially consolidated Impliant, as required by IAS 27, "Consolidated and Separate Financial Statements", commencing as of the end of the first quarter of 2008.

According to IFRS 3, "Business Combinations" and IAS 38, "Intangible Assets" a purchase price allocation analysis ("PPA") was preformed by management in order to allocate the fair values to assets acquired and liabilities assumed upon consolidation. According to the PPA an amount of $3,346 was allocated to in process research and development ("IPR&D") and was capitalized as an asset. Impliant's products which did not receive marketing clearance by the relevant regulatory authorities as of the acquisition date were considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D.

The excess of Elron's portion in the fair value of its interests in Impliant's equity and loans held prior to consolidation over their reported amounts amounted to approximately $2,300, and were recorded to shareholders' equity as a revaluation reserve.

Presented hereunder is the effect on the assets and liabilities consolidated in the consolidated balance sheet as of the initial date of consolidation of Impliant:

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Subsidiaries (Cont.)

3.	Impliant (Cont.)

	Value on books of Impliant on date of consolidation	Fair value adjustments	Values recognized upon beginning of consolidation
	$ in thousands
Cash and cash equivalents	3,349	-	3,349
Short term bank deposits	24	-	24
Other receivables	1,987	-	1,987
Property and equipment, net	1,093	-	1,093
Current liabilities	(3,826)	-	(3,826)
Accrued severance pay, net	(59)	-	(59)
Amount allocated to IPR&D	-	3,346	3,346
Total identifiable net assets at fair value	2,568	3,346	5,914
Non-controlling interest resulted			(2,605)

During the period of July to September 2009, investment agreements were signed between Impliant, some of the major shareholders (including Elron) and an additional investor. According to these agreements, an aggregate amount of $8,000 (of which Elron's share was $2,000), was invested in Impliant in several installments as an advance and prepayment toward the purchase of the most senior Preferred shares of Impliant.

As a result of this financing round, and following completion of the first installment, Elron's holdings in Impliant decreased to approximately 48%. As a result, commencing from the end of the third quarter of 2009, the Company ceased to consolidate Impliant's financial statements. Subsequent to the de-consolidation, Elron retains significant influence over Impliant and accordingly the residual investment in Impliant was accounted according to the equity method. As a result of the de-consolidation, the Company recognized a gain of approximately $459 recorded in the statement of income as gain from deemed partial disposal of a business.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Subsidiaries (Cont.)

4.	Wavion

Wavion Inc. ("Wavion") is a developer of broadband wireless access systems for Wi-Fi networks.

During the third quarter of 2007, Elron together with certain other stockholders ("Participating Stockholders") signed a stock purchase agreement (the "Series A purchase agreement") with Wavion relating to an aggregate investment of up to $10,000, in three separate installments in consideration for issuance of Series A preferred shares by Wavion. The first installment in an aggregate amount of $3,600 was invested immediately, of which Elron invested approximately $1,700. The second and third installments were invested during March and June 2008, each in the amount of $3,200 of which Elron invested in each installment approximately $2,000. In addition, concurrently with the second installment, Elron together with such other shareholder purchased all the shares then held by a former stockholder in Wavion ("Purchased Shares"), of which Elron purchased 75% of such Purchased Shares.

Following the above transactions, Elron held approximately 57% of the outstanding and as converted share capital of Wavion. Since Elron owns more than half of the voting power of Wavion, Elron has initially consolidated Wavion, as required by IAS 27, "Consolidated and Separate Financial Statements", commencing the end of the first quarter of 2008.

According to IFRS 3, "Business Combinations" and IAS 38, "Intangible Assets" a PPA was preformed by Elron's management. According to the PPA an amount of $6,723 was allocated to technology. The excess of Elron's portion in the fair value of its interests in Wavion's equity held prior to consolidation over their reported amounts was amounted to approximately $3,000 and were recorded to shareholders' equity as a revaluation reserve. The revaluation reserve will be amortized over a period of 5 years against retained earnings (the estimated useful life of assets acquired).

Presented hereunder is the effect on the assets and liabilities consolidated in the consolidated balance sheet as of the initial date of consolidation of Wavion:

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Subsidiaries (Cont.)

4.	Wavion (Cont.)

	Value on books of Wavion on date of consolidation	Fair value adjustments	Values recognized upon beginning of consolidation
	$ in thousands
Cash and cash equivalents	1,557	-	1,557
Trade receivables	8	-	8
Other receivables	289	-	289
Inventory	377	-	377
Property and equipment, net	1,089	-	1,089
Deposits with leasing companies	46	-	46
Current liabilities	(6,805)	(367)	(7,172)
Accrued severance pay, net	(55)	-	(55)
Amount allocated to acquired Technology	-	6,723	6,723
Total identifiable net assets at fair value	(3,494)	6,356	2,862
Non-controlling interest resulted			(1,186)

In December 2008, Elron together with the other shareholder of Wavion, invested an additional $3,000 in consideration for 7,672,633 Preferred A shares. The Investment was granted in four installments, of which the first installment was invested immediately and the second, third and fourth installments were invested in February, April and June 2009, respectively. Elron's share in the above-mentioned round amounted to approximately $1,900 in consideration for 4,908,557 Preferred A shares.

In December 2008, Elron together with the other shareholder of Wavion, invested an additional $1,000 in consideration for 2,557,545 Preferred A shares, of which Elron's share amounted to approximately $640 in consideration for 1,636,186 Preferred A shares.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Subsidiaries (Cont.)

4.	Wavion (Cont.)

The proportion of Elron’s holdings of Wavion’s shares remained on approximately 66% of the outstanding and as converted share capital. Wavion continues to be consolidated in Elron's consolidated financial statements.

In October 2009, Elron together with the other shareholder of Wavion, granted Wavion an investment in the aggregate amount of $1,500, of which Elron's share was approximately $960.

In January 2010, subsequent to the balance sheet date, Elron together with the other shareholder of Wavion, granted Wavion an additional investment in the aggregate amount of $1,600, of which Elron's share was approximately $1,400.

5.	Sela

Sela Semiconductor Engineering Laboratories Ltd. ("Sela") is an Israeli company engaged in the development and manufacture of equipment for increasing automated production for the semiconductor industry and optical components.

On September 24, 2009, Camtek Ltd. ("Camtek", an Israeli company, publicly traded on the NASDAQ and the Tel-Aviv Stock Exchange), acquired the entire share capital of Sela from Elron and Sela’s other shareholders. As consideration for the shares, Camtek will pay Sela's shareholders contingent future payments in the aggregate amount of up to $9,500, of which the shares of Elron and RDC are estimated to be up to $1,750 and $4,500, respectively. The Company recognized a gain of $1,115 upon deconsolidation which was recorded in the income statement as gain from disposal of business. None of the gain was related to the contingent proceeds.

6.	Rafael Development Corporation Ltd. ("RDC")

RDC establishes and develops industrial projects and companies based on the technological capabilities of Rafael Advanced Defense Systems Ltd. (“Rafael”). RDC is consolidated in Elron's consolidated financial statements. In December 2007, Elron, DEP, RDC and Rafael signed an agreement (the "Addendum") which came into effect on January 1, 2008, and subsequently approved by the court, amending the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael and settling the legal claim filed previously by Rafael against RDC and DEP in September 2006. Pursuant to the Addendum, RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions. According to the Addendum, Elron made a one time investment in RDC of $4,000 in January 1, 2008 and has committed to make further investments of $750 in RDC for each company established by RDC based on Rafael's technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves other issues which upon resolution will facilitate cooperation between the parties.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Subsidiaries (Cont.)

6.	Rafael Development Corporation Ltd. ("RDC") (Cont.)

The excess of the $5,500 invested in RDC over the increase in Elron's portion of RDC's equity, in the amount of approximately $2,700 was allocated to the agreement with Rafael as intangible asset with indefinite useful life, and accordingly is not subject to amortization rather is reviewed for impairment at least annually or more frequently if indicators of impairment exist.

In 2008, RDC established two new companies, each of which is based on Rafael's technologies. Pursuant to the terms of the Addendum, the Company invested $1,500 in RDC.

In December 2009, RDC signed a loan agreement with Elron and Rafael in the aggregate amount of $15,000, of which Elron's share is approximately $7,500 to be advanced in installments subject to the terms specified in the definitive agreement, of which $7,500 were granted in January 2010 (Elron's share was $3,750), subsequent to the balance sheet date.

Regarding loans granted to RDC, see Note 13.

Associates

7.	3DV

3DV Systems Ltd. ("3DV") was an Israeli company that developed a unique video camera technology capable of capturing the depth dimension of objects in real time.

On June 2, 2009, 3DV completed the sale of substantially all of its assets to a third party and declared voluntary liquidation. In consideration for the sale and following the payment of certain expenses, proceeds to be distributed to Elron and RDC are expected to amount of approximately $3,600 and $4,400, respectively. During June-July 2009, 3DV repaid all of its outstanding loans and distributed some of the liquidation proceeds, in the aggregate amount of approximately $18,800, of which the shares of Elron and RDC were approximately $3,100 and $3,700, respectively. As a result of the sale of 3DV’s assets, the Company recorded a gain of $6,090 that was recorded as gain from disposal of associate.

8.	Netvision

NetVision Ltd. ("NetVision") is an Israeli communications company that is traded on the Tel-Aviv Stock Exchange (symbol: NTSN). NetVision provides Internet services and solutions in Israel and international telephony services through Voice over IP technology.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Associates (Cont.)

8.	Netvision (Cont.)

As of October 2009 (the sale date of the Company's holdings in NetVision (see below)), Elron held approximately 15.24% of the issued share capital of NetVision and the investment in NetVision was accounted according to the equity method of accounting.

On March 10, 2009 and on August 12, 2009, NetVision declared a special cash dividend of approximately NIS 3.08 and NIS 0.86 per share, respectively (approximately $0.73 and $0.23, respectively), or NIS 90 million and NIS 26 million, respectively (approximately $21,200 and $7,000, respectively), in the aggregate, of which the Company’s share was approximately NIS 14.2 and NIS 4 million, respectively (approximately $3,300 and $1,048, respectively, as of date of payment). Payments of these dividends took place on April 7, 2009 and on September 9, 2009, respectively.

On August 19, 2009, Elron signed an agreement with DIC and Clal Industries and Investments Ltd. ("CII"), according to which DIC and CII agreed to acquire from Elron its holdings in NetVision, in consideration of NIS 228.7 million (as of October 29, 2009, equal to approximately $60,700).

DIC and CII are both majority-owned subsidiaries of IDB Development Ltd and are related parties (as defined in IAS 24 ), of Elron . DIC and CII were holding, prior to the sell of NetVision, 31% and 25%, respectively, of NetVision's outstanding Ordinary shares.

The selling price was determined by negotiations between the parties based on a valuation received from an independent appraiser jointly appointed by the parties, and further supported by a fairness opinion by an independent party, which was retained by Elron for such purpose, which concluded that the purchase price is fair and reasonable, from a financial point of view, to Elron's public shareholders.

On October 29, 2009, following the approval of the shareholders of each of Elron, DIC and CII the abovementioned sale was completed. As a result, the Elron recorded, in the fourth quarter of 2009, a gain of approximately $21,900, recorded as gain from disposal of associate.

9.	Given Imaging

Given Imaging Ltd. ("Given"), a medical device company that develops manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules. Given is traded on the NASDAQ and the Tel-Aviv Stock Exchange (symbol: GIVN). The investment in Given is accounted according to the equity method of accounting.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Associates (Cont.)

9.	Given Imaging (Cont.)

During May 2007 and June 2008 Elron purchased, in a series of open market transactions and a tender offer 717,366 and 1,462,640, respectively, Ordinary shares of Given, for an aggregate purchase consideration of approximately $18,700 and $24,500, respectively. As a result of the transactions, Elron's direct and indirect ownership interest in Given increased to approximately 23% and 28% respectively, of Given's outstanding Ordinary shares. DIC holds approximately 16% of Given Imaging. Therefore the Company together with DIC and RDC hold approximately 48% of the issued and outstanding shares of Given Imaging as of December 31, 2009.

The total excess of the purchase prices over the Company's share in total Given's equity acquired amounted to approximately $16,100 and $18,500, respectively, and was allocated in aggregate as follows: approximately $9,700 and $13,500, respectively, to intangible assets other than goodwill such as customer relationships technology approximatley16% and IPR&D and as a residual approximately $6,400 and $5,000, respectively, to goodwill.  The amounts allocated to intangible assets  are amortized on a straight-line basis over their weighted average expected useful life of 10 and 15 years, respectively. Goodwill is not amortized and is subject to Impairment assessment and IPR&D will be amortized when the respective technology will be ready for sale.

In late 2008, due to the worldwide financial crisis, the market value of the Company’s investment in Given declined below its carrying amount. However, in 2009, the market value of the investment fully recovered when compared to the carrying amount. As of December 31, 2008 the Company assessed whether other than temporary impairment has occurred, and concluded, based on the above, amongst other factors such as Given's operational results, that there was no such other than temporary impairment.

On February 10, 2009, Given declared a special cash dividend of approximately $0.54 per share ($16,000 in the aggregate), of which Elron's and RDC's shares are approximately $3,700 and $1,400, respectively. Payment of the dividend was received on March 10, 2009.

Regarding placement of a lien on Given shares in favor of two banks, see Note 16.

10.	ChipX

On November 9, 2009, ChipX Inc. ("ChipX") completed a merger with GigOptix Inc. ("GigOptix") (a U.S. company traded on the OTC.BB. in the United States), pursuant to which the former shareholders of ChipX received 40% of the shares of the merged company, of which Elron's share is approximately 8.7%, on an issued and outstanding basis. As a result of the merger, Elron recognized a gain of $1,500 during the fourth quarter of 2009, which was recorded in the statement income as gain from disposal of associate. The Company accounted for its investment in the merged company as Other Investment, since it does not retain a significance influence post the completion of the merger transaction.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Associates (Cont.)

11.	Pocared

Pocared Diagnostics Ltd. ("Pocared") provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD). Pocared's technological platform is aimed to be used to address a wide range of medical and industrial diagnostic applications. Pocared is 31.5% held by Elron on an issued and outstanding and as converted basis.

During April 2009, Pocared completed a financing round of $ 6,600, of which Elron's share was approximately $2,400,  in consideration for 10,413,052 Preferred E shares. The financing round was completed in two installments during April 2009.

During September 2009, the shareholders of Pocared, including Elron, granted to Pocared an investment in the aggregate amount of $2,200 (of which Elron's share was $1,093), which was advanced during September 2009.

During January 2010, subsequent to the balance sheet date, the shareholders of Pocared including Elron, granted Pocared an additional investment in the aggregate amount of $3,000, of which Elron's share was $ 1,500.

Since the Company has  a significant influence, but no control over Pocared, as stated in IAS 27, it is accounted for using the equity method.

12.	Teledata

Teledata Networks Ltd. ("Teledata"), an associate, the investment in which is accounted for using the equity method of accounting designs, develops, manufactures, markets and supports advanced wire line customer access network equipment for telephone operating companies worldwide.

In April 2007 and June 2008, Teldata received loans and guarantees convertible into loans from its shareholders in the amount of $4,000. Elron's share in the said amount is $2,000 ($800 as a loan and $1,200 as a guarantee).

On January 25, 2010, subsequent to the balance sheet date, Teldata received an additional guarantee in the amount of $3,000. Elron's share in the said amount was approximately $1,500, outstanding until June, 2010.

Elron's total share in the loss of Teledata included its share in the abovementioned loan and guarantees. As a result, equity losses in the total amount of $ 1,520 in the year ended December 31, 2009 ($ 1,250 in the year ended December 31, 2008) were recorded.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 - Investments in subsidiaries and associates (Cont.)

D.	Significant changes in investments (Cont.)

Associates (Cont.)

12.	Teledata (Cont.)

In March 2010, subsequent to the balance sheet date,  Elron and other shareholders of Teledata, commenced negotiations for the sale, by way of merger, of all of the outstanding shares of Teledata. If completed, the aggregate consideration from this transaction is estimated, at this stage, at approximately $ 50,000, payable partly in cash, partly in bonds and partly in stock of the acquirer. The Company’s share of the consideration from the transaction will be determined based on discussions with other Teledata shareholders. The completion of the transaction is subject, inter alia, to due diligence regarding the acquirer to the sellers' satisfaction, the completion of negotiations, the execution of a definitive agreement and obtaining of the necessary regulatory and other approvals. Accordingly, there is no assurance that the negotiations will lead to the execution of a definitive agreement or that the transaction will be completed.

Note 4 - Cash and Cash Equivalents

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Cash	5,512	14,866	8,354
Cash equivalents - short-term deposits	59,235	2,498	11,736

Cash and cash equivalents	64,747	17,364	20,090

Includes bank deposits in U.S. dollars, bearing an annual weighted average interest rate of 0.66%-1% per annum (December 31, 2008 – 0%, January 1, 2008 – 4.66%) and bank deposits denominated in NIS bearing an annual weighted average interest rate of 1.08 % per annum (December 31, 2008 – 0%, January 1, 2008 – 3.67%).

Note 5 - Short-term financial investments

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands

Marketable securities - Debentures	-	-	16,900

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 - Available for Sale Marketable Securities

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Financial instruments available for sale (1)(2)
U.S. government agencies and corporate debentures	-	-	29,730

(1) Includes unrealized gain	-	-	437
(2) Includes unrealized loss	-	-	(186)

Note 7 - Trade Receivables

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Open accounts	2,105	1,172	1,043
Less: provision for doubtful debts	21	22	-

	2,084	1,150	1,043

Trade receivables are non-interest bearing and are generally on 30-90 day terms.

Note 8 - Other current assets

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Associates	13	48	139
Government institutions	1,169	1,455	1,317
Prepaid expenses	1,129	2,590	216
Government grants	319	79	385
Receivables in respect of shares issued by a subsidiary	-	-	2,550
Advances to suppliers	454	657	-
Other current assets	307	958	662

	3,391	5,787	5,269

Note 9 - Inventories

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Raw materials	2,589	736	432
Goods in process	251	353	744
Finished goods	742	913	556

	3,582	2,002	1,732

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 10 - Other Investments (accounted as available for sale)

A.           Composition based on type of investment

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Financial assets available for sale	14,527	7,511	13,102

B.           Details of financial assets available for sale

	December 31, 2009			December 31, 2008			January 1, 2008
		Not			Not			Not
	Registered	registered		Registered	registered		Registered	registered
	for	for		for	for		for	for
	trade	trade	Total	trade	trade	Total	trade	trade	Total
	$ thousands			$ thousands			$ thousands
Investment in shares*	2,013	12,514	14,527	808	6,703	7,511	2,965	10,137	13,102

* See Note 27E for classification of financial instruments by fair value hierarchy.

1.           Available for sale investments- unquoted equity shares

The Company holds non-controlling interests (up to 20%) in several private investees. The fair value of the unquoted ordinary shares has been estimated using:

a.
Discounted Future Earnings Method- This methodology was used in valuing the shares as of the balance sheet date because the investees were able to provide projections for their future cash flows. In addition, it was deemed not unreasonable that market participants or other investors would use this methodology to determine the value of these shares.

b.
Company Security Transaction Method ("CSTM") – according to the CSTM method the value of each entity was estimated based upon recent transactions in the entity's securities. For these transactions to be relied upon to develop an estimate of fair value, they must be arms length transactions. Additional factors considered in this analysis include: size, amount and type of shares sold; the timing of the transaction relative to the estimation date; differences in the rights, preferences, marketability, control of the transaction securities and the subject securities; volatility with the investee's projections and the volatility of comparable firms.

c.
Allocation of fair value- After deriving the investee value, it is generally accepted that market participants would allocate the value of the investee to the different classes of equity. A method approved by the American Institute of Certified Public Accountants ("AICPA") for such allocation is an option pricing model based on the Black Scholes formula or on the Binomial (lattice) model. This model is based upon the concept that the securities of a firm's capital structure can be considered as call option on the value of the firm. The model uses a Black-Scholes option model or a Binomial (lattice) model to estimate the value of the investee between proceed ranges.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 10 - Other Investments (Cont.)

1.           Available for sale investments - unquoted equity shares (Cont.)

The valuations require management to make certain assumptions about the model inputs, including projections, credit risk and volatility. The probabilities of the various estimates within the range can be reasonably assessed and are used in management’s estimate of fair value for these unquoted equity investments.

2.           Available for sale investments – registered for trade quoted equity shares

The Company has investments in listed equity securities. The fair value of the registered for trade quoted equity shares is usually determined by reference to published price quotations in an active market, unless such trading price is not considered fair value due to low volumes of trading.

3.           Impairment on available for sale investments

Based on the criteria detailed in Note 2 above, the Company identified an impairment of $345 ($494 on December 31, 2008) on available-for-sale investment - quoted equity which is recognized within other expenses in the income statement (see also Note 24C.).

Note 11 - Property, Plant and Equipment

Composition

			Computers,
			office
			furniture
	Machinery		and
	and	Motor	other	leasehold
	equipment	vehicles	equipment	improvements	Total
	$ thousands

Cost
Balance at January 1, 2008	931	539	2,003	842	4,315
Additions	987	16	510	114	1,627
Acquisitions as part of business
combination	2,651	-	2,130	250	5,031
Disposals	(122)	(71)	(10)	-	(203)
Impact of changes in currency exchange rate	6	-	4	1	11
Balance at December 31, 2008	4,453	484	4,637	1,207	10,781
Additions	922	27	287	42	1,278
Disposals	(120)	(206)	(139)	-	(465)
Impact of changes in curenncy exchange rate	4	0	4	0	8
Deletions as a result of
discontinuance of consolidation	(1,946)	-	(1,074)	(113)	(3,133)
Balance at December 31, 2009	3,313	305	3,715	1,136	8,469

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 11 - Property, Plant and Equipment (Cont.)

Composition (Cont.)

			Computers,
			office
			furniture
	Machinery		and
	and	Motor	other	leasehold
	equipment	vehicles	equipment	improvements	Total
	$ thousands

Depreciation
Balance at January 1, 2008	341	162	1,283	733	2,519
Depreciation for the year	306	49	674	69	1,098
Disposals	(102)	(36)	(10)	-	(148)
Acquisitions as part of business
combination	1,114	-	1,526	209	2,849
Impact of changes in curenncy exchange rate	2	-	3	-	5
Balance at December 31, 2008	1,661	175	3,476	1,011	6,323
Depreciation for the year	696	63	469	91	1,319
Disposals	(118)	(77)	(100)	-	(295)
Impact of changes in curenncy exchange rate	2	-	3	-	5
Deletions as a result of
discontinuance of consolidation	(833)	-	(933)	(108)	(1,874)
Balance at December 31, 2009	1,408	161	2,915	994	5,478

Depreciated cost
Balance at January 1, 2008	590	377	720	109	1,796
Balance at December 31, 2008	2,792	309	1,161	196	4,458
Balance at December 31, 2009	1,905	144	800	142	2,991

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 12 - Intangible Assets

A.           Composition

	Technology and development in process (1)	Agreement with Rafael (2)	Other	Total

Cost
Balance at January 1, 2008	527	330	295	1,152
Acquisitions	-	-	62	62
Acquisitions as part of business
combination (3) (4)	10,423	-	-	10,423
Agreement with Rafael(2)	-	2,723	-	2,723
Impact of changes in currency
exchange rates	-	-	(43)	(43)
Balance at December 31, 2008	10,950	3,053	314	14,317
Acquisitions	-	-	172	172
Deduction as part of sale of investee
Company and de-consolidation of a susidiary(3) (5)	(3,846)	-	-	(3,846)
Impact of changes in currency
exchange rates	-	-	2	2
Balance at December 31, 2009	7,104	3,053	488	10,645

Amortization and impairment losses arising from decline in value
Balance at January 1, 2008	-	-	43	43
Amortization for the year	1,415	-	61	1,476
Balance at December 31, 2008	1,415	-	104	1,519
Amortization for the year	1,480	-	160	1,640
Deletion as part of sale of investee
Company and de-consolidation of a susidiary(3) (5)	(36)	-	-	(36)
Impact of changes in currency
exchange rates	-	-	1	1
Balance at December 31, 2009	2,859	-	265	3,124

Amortized cost
Balance at January 1, 2008	527	330	252	1,109
Balance at December 31, 2008	9,535	3,053	210	12,798
Balance at December 31, 2009	4,245	3,053	223	7,521

(1) Amortization is recognized within Amortization of intangible assets expenses (see also Note 2E.)
(2) Not amortized- indefinite useful life (see details in Note 3 D.6.)
(3) As for consolidation in 2008 of Impliant and de-consolidation in 2009 – see Note 3 D.3
(4) As for consolidation in 2008 of Wavion – see Note 3 D.4
(5) As for the sale of Sela in 2009 – see Note 3 D.5

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 13 - Short-term credit and loans

	Interest rate	December 31	December 31	January 1
	2009	2009	2008	2008
	%	$ thousands	$ thousands	$ thousands
A. Credit and current maturities of loans from banks
Current maturities of loans from banks		-	-	12
Short-term loan(1)	LIBOR +4%	10,000	828	850
		10,000	828	862

B. Short-term credit and current maturities of other liabilities
Current maturities of other liabilities		-	2,349	-
Short-term loans	11%	865	603	2,463
		865	2,952	2,463

Total short-term credit and loans		10,865	3,780	3,325

1.
In 2008, RDC signed an agreement with a commercial bank in Israel ("the Bank"), whereby the Bank will provide RDC a credit line in the total amount of up to $10,000 ("the Credit Line Agreement"), to be utilized no later than August 30, 2009. The interest on each loan pursuant to the Credit Line Agreement is Libor + 4%, and is payable quarterly. Repayment of the principal of each loan is after 24 months from the first withdrawal. With respect to every amount not utilized during the period of the Credit Line Agreement, RDC will pay a non-utilization fee at the annual rate of 0.5%.

The loans provided in accordance with the Credit Line Agreement ("the RDC Loans") are secured by a fixed, first priority lien on all the shares of Given held by RDC at the rate of 200% of the actual balance of the loans, as will be adjusted pursuant to the Credit Line Agreement. In addition, the RDC Loans are secured by a first priority floating charge on all its assets in favor of the Bank.

As of December 31, 2009, RDC utilized the entire credit line and excepted a lien on 2,461,334 shares of Given held by RDC in favor of the Bank.

Note 14 - Trade Payables

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Open accounts	3,909	3,426	2,431
Checks payable	364	403	805

	4,273	3,829	3,236

●	Trade payables are non-interest bearing and are normally settled on 30-90 day terms.
●	For explanations on the Company’s credit risk management processes, see Note 27.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 15 - Other current liabilities

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
Accrued expenses	1,828	2,406	1,026
Liabilities to employees	4,153	4,593	4,219
Government institutions	681	3,800	3,133
Employees call options	1,069	588	172
Current maturity of royalty bearing government grants	431	283	209
Deferred revenues	1,071	330	-
Other payables	394	486	357
	9,627	12,486	9,116

Note 16 - Non-current financial liabilities

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
A. Composition
Loans from banks (C.1)	30,000	35,054	-
Loans from shareholder (C.2)	16,737	6,176	-
Convertible Debentures*	3,383	2,161	-
Other	6,981	2,436	2,256
	57,101	45,827	2,256
Less: current maturities	1,172	2,349	12

	55,929	43,478	2,244

B. Classification of liabilities based on
repayment period
Current maturities	1,172	2,349	12
During second year	54,455	2,319	-
During third year	737	37,722	2,244
During fourth year	737	2,897	-
During fifth year	-	540	-
	57,101	45,827	2,256

* As for the issuance of Convertible Debentures by Starling, refer to Note 3 D.1.

C.	Changes in the Company's long-term liabilities

1.
On May 15, 2008, the Company signed an agreement ("the Agreement") with Israel Discount Bank Ltd. ("Discount Bank") whereby Discount Bank will provide the Company the aggregate amount of $30,000. During the credit period, the Company will be permitted to receive loans for periods of up to three years bearing interest at the three-month Libor rate + 1.3% per year for each loan. The Company will be permitted

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16 - Non-current financial liabilities (Cont.)

C.	Changes in the Company's long-term liabilities (Cont.)

to make early repayment at every interest payment date, without payment of a penalty. As of December 31, 2009, the Company had utilized the entire credit line in the amount of $30,000. As part of the Agreement, the Company committed to comply with certain financial covenants. In November 2009, the Company replaced its commitment to comply with financial covenants with a lien on 3,359,676 ordinary shares of Given (the “Pledged Shares”), in favor of Discount Bank (“the lien”). Accordint to the lien, the Company undertook to maintain a ratio between the balance of the credit to the market value of the Pledged Shares of not more than 0.6 (“the maximum ratio”). At such time as the maximum ratio exceeds 0.7 in relation to the credit balance, Elron undertook within 3 business days to pledge to Discount Bank's benefit such additional security as is satisfactory to Discount Bank. In the event that the ratio between the credit balance and the market value of the pledged shares is less than 0.4 for a period of 30 consecutive business days, then Discount Bank shall agree to release such number of shares from the lien such that the ratio shall be maintained at the maximum ratio.

1.
On October 30, 2008, a loan agreement was signed between the Company and DIC pursuant to which DIC provided the Company an NIS-denominated loan, in an amount equivalent to $6,000, linked to the CPI and bearing CPI-linked interest at the annual rate of 5.95%.

On January 15, 2009, a second loan agreement was signed between the Company and DIC, pursuant to which DIC provided the Company an NIS-denominated loan equivalent to $2,000 linked to the CPI and bearing CPI-linked interest at the annual rate of 5.5%.

On June 15, 2009, a third loan agreement was signed between the Company and DIC, pursuant to which DIC provided the Company an NIS-denominated loan equivalent to $7,000 linked to the CPI and bearing CPI-linked interest at the annual rate of 3.23%.

The loans from DIC are subordinated to the loan from Discount Bank and their repayment date falls on the same date (September 24, 2011). If the Company makes early repayment of the loan from Discount Bank, the loans from DIC will be repaid on the same date. If repayment of the loan from Discount Bank is extended, the repayment of the loan from DIC will be extended for the same period. The Company is entitled to make early repayment of all or part of the loan from DIC if Discount Bank provides its advance consent for the said repayment in writing.

Note 17 - Royalty bearing government grants

Certain of the Company’s subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17 - Royalty bearing government grants (Cont.)

Composition
	2009	2008
	$ thousands	$ thousands

Balance as of January 1	9,097	5,453
Received grants during the year	3,250	1,267
Initial consolidation of a subsidiary	-	3,737
Royalties paid during the year	(266)	(91)
De-consolidation of a subsidiary	(2,376)	-
Amounts charged to the statement of income	(589)	(1,269)
	9,116	9,097

Presented in:
Other current liabilities	431	283
Royalty bearing government grants	8,685	8,814

Note 18 - Employee Benefits

Employee benefits include post-employment benefits, other long-term benefits, severance benefits, short-term benefits and share-based payments. The Company's liability for severance benefits with respect to its employees is calculated accordance with the Israeli severance pay laws.

Regarding post-employment benefits for employees, the Company has defined benefit plans with respect to which it deposits monies in central severance pay funds and purchases appropriate insurance policies. In addition, some of the subsidiaries have a defined contribution plan for some of their employees that are covered by Section 14 of the Severance Pay Law, 1963. Regarding share-based payments – see Note 19 below.

A. Post-employment benefit plans – defined contribution plan	2009	2008
	$ thousands	$ thousands

Expense in respect of defined contribution plan	719	491

	December 31	December 31	January 1
	2009	2008	2008
	$ thousands	$ thousands	$ thousands
B. Employee benefits
Present value of defined benefit obligation	1,474	4,207	2,491
Fair value of plan assets	1,280	3,216	1,930

Deficit in the plan	194	991	561

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

 Note 18 - Employee Benefits (Cont.)

	December 31	December 31
	2009	2008
	$ thousands	$ thousands
C. Post-retirement benefit plan – defined benefit plan
Changes in the present value of defined benefit obligation
Liability for defined benefit plan as of
January 1	4,207	2,491
Benefits paid by the plan	(2,489)	(518)
Current service cost and interest expenses	667	850
Additions (reductions) as part of initial
Consolidation (de-consolidation)	(1,008)	1,374
Changes due to exchange rate differences	9	10
Net actuarial gain	88	-
Liability for defined benefit plan as of
December 31	1,474	4,207

Changes in the fair value of the plan assets
Fair value of plan assets as of January 1	3,216	1,930
Contribution by employer	678	465
Benefits paid by the plan	(1,806)	(498)
Additions (reductions) as part of initial
consolidation (deconsolidation)	(975)	1,326
Expected return on plan assets	51	186
Net actuarial gains (losses)	103	(69)
Exchange rate differences and other	13	(124)

Fair value of plan assets as of December 31	1,280	3,216

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18 - Employee Benefits (Cont.)

	December 31	December 31
	2009	2008
	$ thousands	$ thousands
C. Post-retirement benefit plan – defined benefit plan (Cont.)
Expense recognized in the statement of income
Current service cost	1,254	626
Interest expenses on benefit obligation	40	225
Expected return on plan assets	(34)	(109)

Total employee benefit expenses	1,260	742

Expense are presented in the following
categories within statement of income:
Cost of sales	31	206
Selling and marketing expenses	88	153
Administrative and general expenses	780	153
Research and development expenses	361	230

	1,260	742

Actual return
Actual return on plan assets	137	(38)

D. Actuarial data	2009	2008
	%	%
Actuarial principal assumptions used in determining the obligation for the defined benefit plan as of the date of the report
Discount rate as of December 31*	5.07	2.8-3.1
Expected rate of return on plan assets as of January 1*	4.55	3.53-3.55
Future salary increases	4.65	2-4

*	The discount rate and anticipated yield are based on debentures of the Israeli government bearing fixed interest.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

 Note 18 - Employee Benefits (Cont.)

D. Actuarial data (Cont.)	2009	2008
	$ thousands	$ thousands
Actuarial gains and losses recorded directly to Other Comprehensive Income
Amount accrued as of January 1	(59)	(128)
Amounts recognized during the year	15	69

Amount accrued as of December 31	(44)	(59)

Note 19 – Shareholders' Equity

A.	Composition of share capital

	December 31, 2009		December 31, 2008		January 1, 2008
	Authorized	Issued and paid-up	Authorized	Issued and paid-up	Authorized	Issued and paid-up
	Number of shares

Ordinary shares of NIS 0.003 par value each	35,000,000	29,650,017	35,000,000	29,650,017	35,000,000	29,650,017

B.	Rights conferred by shares

1.	Voting rights at the General Meetings, right to dividends, rights upon liquidation of the Company and right to appoint the Company’s directors.

2.	Traded on the Tel-Aviv Stock Exchange and Over The Counter in the United States (see also Note 1, above).

C.	Capital Management

The policy of the management of the Company and the managements of its subsidiaries is to maintain a strong capital base in order to preserve their ability to continue operating so that they may provide a return on capital to their shareholders, benefits to other holders of interests in them such as their credit providers and employees, and sustain future development of the business.

D.	Earnings (loss) per share

1.	Basic loss per share

Calculation of the basic loss per share for the year ended December 31, 2009 was based on the loss attributable to the holders of the ordinary shares in the amount of $14,254 (for the year ended December 31, 2008 – $71,920) divided by the weighted-average number of ordinary shares outstanding in the amount of 29,650,017 (2008 –29,650,017 as well), as follows:

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19 - Shareholders' Equity (Cont.)

D.	Earnings (loss) per share (Cont.)

1.	Basic loss per share (Cont.)

a.	Loss attributable to the holders of the Company’s ordinary shares

	For the	For the
	year ended	year ended
	December	December
	2009	2008
	$ thousands	$ thousands
Net loss	14,304	71,834
Adjustment of Elron’s share in loss (profit) of associates*	(50)	86
Loss attributable to the holders of the Company’s ordinary shares	14,254	71,920

b.	Weighted-average number of ordinary shares in thousands of shares of NIS 0.003 par value

	2009	2008
Balance as of January 1	29,650,017	29,650,017
Impact of options	-	-
Weighted-average number of ordinary shares
used to calculate basic earnings per share	29,650,017	29,650,017

2.	Diluted loss per share

Calculation of the diluted loss per share for the year ended December 31, 2009 was based on the loss attributable to the holders of the ordinary shares in the amount of $14,592 (for the year ended December 31, 2008 – $72,380) divided by the weighted-average number of ordinary shares outstanding (no adjustment for potentially dilutive ordinary shares  was needed in 2009 and 2008), as follows:

a.	Loss attributable to the holders of the Company’s ordinary shares (diluted)

	For the	For the
	year ended	year ended
	December	December
	2009	2008
	$ thousands	$ thousands
Loss used to calculate the basic earnings
per share	14,254	71,920
Adjustment of Elron’s share in loss (profit)
of associates (dilutive effects)*	288	460
Loss attributable to the holders of the Company’s ordinary shares (diluted)	14,592	72,380

*	Represent the adjustments for differences between the Company’s share in profit/loss of associates to earning/loss per share of associates multiplied by the number of shares held by the Company.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19 - Shareholders' Equity (Cont.)

D.	Loss per share (Cont.)

2.	Diluted loss per share (Cont.)

b.	Weighted-average number of ordinary shares (diluted)

	2009	2008
Weighted-average number of ordinary shares
used to calculate basic earnings per share	29,650,017	29,650,017
Impact of options exercisiable to shares of the Company	-	-
Weighted-average number of ordinary shares
used to calculate diluted earnings per share	29,650,017	29,650,017

E.	Non-controlling interests:

Composition of non-controlling interests in the balance sheet:

	December 31,		January 1,
	2009	2008	2008
	$ thousands

Share of equity	(9,353)	3,224	1,698
Capital reserve for share-based payment transactions in subsidiaries	4,977	3,321	1,345

	(4,376)	6,545	3,043

F.	Share-based payments

1.	Company's options plans

The Company has various option plans intended to grant employees, directors and officers options for acquisition of the Company's shares or shares of the subsidiaries. The options are generally granted at exercise prices that are lower than the market value on the grant date. In most cases, the options are exercisable during a period of four years from the grant date in four equal annual portions, and expire after the passage of five to seven years from the grant date.

In May 2003, the Board of directors of the Company approved an option plan (the "2003 Option Plan") providing for the grant of 500,000 options to purchase 500,000 ordinary shares of the Company to eligible employees, directors and officers of the Company or of any subsidiaries of the Company. In March 2007 the 2003 option plan was increased by additional 500,000 options to purchase 500,000 ordinary shares of the Company. According to the option plan the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19 - Shareholders' Equity (Cont.)

F.	Share-based payments (Cont.)

1.
Company's options plans (Cont.)

In May 2007, following approval of the Company's Audit Committee, Board of Directors and Shareholders the current chairman of the Board of Directors of the Company was granted options to purchase 120,000 ordinary shares of the Company under the 2003 option plan. The options vest over a period of four years from the date of grant, in four equal annual portions. The options are exercisable at a price per share of $15.53. As of the grant date, the weighted average fair value was $5.8 per share. The fair value was calculated using the Black & Scholes option pricing model.

In March 2008, the Company's Board of Directors decided to extend the validity of certain options that were scheduled to expire in 2008 and 2009 based on their original terms (113,750 options that had not yet been paid as of that date), for a period of three additional years from the original expiration date.

As of December 31, 2009, 567,000 options were granted under the 2003 Plan at an average exercise price of $10.20 per share, after deduction of the amount of a dividend distributed post the initial grant date of the options. The options are exercisable during a period of four years in four equal annual portions and expire after five years from the grant date (except for options the validity of which was extended for a period of up to additional three years).

In March 2009, the Board of Directors of the Company determined that with respect to prior option grants which would otherwise expire as a result of termination of employment in accordance with their terms in 2009 (relevant to 80,000 options then outstanding), the term of each such grant is extended for an additional 3.5 year period from its date of termination.

In December 2009, the Board of Directors of the Company determined that with respect to prior option grants which would otherwise expire as a result of termination of employment in accordance with their terms in 2010 (relevant to 22,500 options then outstanding), the term of each such grant is extended for an additional 3 year period from its date of termination.

The above-mentioned extensions did not have a significant impact on the results reported in the Company’s consolidated financial statements.

2.	Changes during 2008 and 2009

The following table includes the number of options for shares, their weighted-average excercise price and the changes that were made in the options plans for employees during 2009 and 2008:

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19 - Shareholders' Equity (Cont.)

F.	Share-based payments (Cont.)

2.	Changes during 2008 and 2009 (Cont.)

	2009		2008
		Weighted-		Weighted-
	Number	average	Number	average
	of	exercise	of	exercise
	options	price	options	price
		$		$

Options for shares at beginning ofthe year	358,750	10.24	352,750	10.74

Granted during the year	-	-	55,000	10.30

Expired during the year	(91,250)	9.11	(49,000)	13.90

Exercised during the year	-	-	-	-

Outstanding at end of the year	267,500	10.63	358,750	10.24

Exercisable at end of the year	206,250	9.21	195,000	7.96

Compensation expense recorded during 2009 amounted to $127 (2008 - $ 378).

The weighted average remaining contractual life for the share options outstanding as of December 31, 2009 was 2.4 years (2008 - 2.93 years).

The range of exercise price for share options outstanding as of December 31, 2009 and 2008 was $5-$15.53.

The fair value of share options for the Company was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2008 (in 2009 no option were granted):

2008

Risk-free interest rate	2.40%

Expected dividend yield1	0%

Expected volatility2	31.1%

Expected lives	3.69

Weighted average exercised price (in $)	10.30

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19 - Shareholders' Equity (Cont.)

F.	Share-based payments (Cont.)

2	Changes during 2009 and 2008 (Cont.)

1
According to the Company's 2003 option plan, the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed per share. Accordingly, the Company, when calculating fair value of the options based on the Black-Scholes option-pricing model, assumes a 0% dividend yield.

2	The Company used its historical volatility over the period of the expected lives of the options.

Note 20 - Business Segment

A.	The Company operates in one segment, namely the "Holdings and Corporate Operations". This segment includes corporate headquarters and reflects the investments in group companies.

B.	Revenues according to location of customers are as follows:

	2009	2008

Israel	490	333
USA & North America	1,416	1,606
Europe	947	1,062
Asia	3,821	1,669
South America	1,653	1,369
Other	1,577	198

	9,904	6,237

C.	The Company had no major customer for the years ended December 31, 2009 and December 31, 2008.

D.	The majority of the long-lived assets are located in Israel.

Note 21 - Contingent Claims

The amounts of the claims set forth below are presented in amounts as of their filing dates, unless stated otherwise. Details regarding claims against the Company and its group companies are included below to the extent the possible impact of the amount of each of the said claims on the Company's financial results is significant.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 21 - Contingent Claims (Cont.)

A.
In September 1999, a shareholder of Elscint Ltd. ("Elscint"), a subsidiary of Elbit Medical Imaging Ltd. ("Elbit Imaging"), which was a group company of Elron up to May 1999, filed a claim with the District Court of Tel-Aviv Jaffa, along with a request for certification thereof as a class action on behalf of the public shareholders of Elscint, against various defendants, including Elscint, Elbit Imaging, Elron and former directors of Elscint. The claim alleges, primarily, that in the sale of Elscint's assets, which was finalized in 1998, Elscint's minority shareholders were prejudiced, and it requests that the Court order the defendants to pay monetary compensation based on the claim that the value of the Elscint share was $27. In October 1999, the plaintiff amended his claim and according to the amended claim the total amount of the class action (if certified) was estimated by the plaintiff to be about $158 million or alternatively about $123 million. On March 31, 2009, the court approved the defendants application to dismiss certain claims while others still remain.

B.
In November 1999, a number of institutional shareholders of Elscint filed a claim in the District Court of Haifa, together with a request for its certification in part as a class action on behalf of the public shareholders of Elscint and in part as a derivative action against various defendants, including Elscint, Elbit Imaging, Elron, companies to which Elron sold its holdings in Elbit Imaging in May 1999, and certain officers in the defendant companies. The claim alleges, mainly, that Elbit Imaging is duty bound to make a tender offer for the shares of Elscint held by the public and that it unlawfully refuses to do so and, in addition, it raises allegations of preference of the interests of the defendants over those of Elscint and its public shareholders with respect to a number of transactions involving Elscint that the plaintiffs allege discriminated against Elscint's public shareholders. The relief requested in the claim, is the ordering of Elbit Imaging to make a tender offer for the publicly held shares of Elscint at a price of $14 per share or, alternatively, to require the defendants to compensate Elscint's public shareholders or Elscint itself for the damage the plaintiffs allege were caused to them by the defendants' actions, without actually indicating any amount of damages in the said claim. In February 2001, the plaintiffs filed an amended statement of claim with the Court that is similar to the previous one but that is not a class action rather a personal claim of the plaintiffs and in part a derivative action. In June 2007 the plaintiffs submitted to the Haifa District Court a revised statement of claim and a revised request to certify the claim as a class action. The revised claim requests relief of monetary compensation in respect of damages caused by the failure to make the tender offer for Elscint's shares and other matters as alleged by the plaintiffs, but does not request relief of enforcing the tender offer for Elscint's shares that was included in the original claim. The revised claim does not specify the amount demanded but includes various arguments regarding the method of determining the damages caused to the plaintiffs, which depends, inter alia, on the specific circumstances of each individual shareholder of Elscint and the nature of the alleged damages.

In January 2009, the Haifa District Court rejected the request to certify the aforementioned claim as a class action. In March 2009, the plaintiff filed an appeal against the Haifa District Court's decision. A hearing on the appeal has been set for December 8, 2010. At this stage, the plaintiffs' personal claim for monetary damages and their request to certify part of their claim as a derivative action are still outstanding. The Company has instituted Execution Office proceedings against the plaintiffs in connection with the expenses awarded to it up to the present time in the class action.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 21 - Contingent Claims (Cont.)

C.
With respect to the two claims detailed in Paragraphs A and B above against Elron and various other defendants, with respect to Elscint, in September 2006 two additional claims were submitted in the Haifa District Court against the same defendants and on the basis of the same main facts of the claims from 1999, along with requests to certify the claims as class actions. The amount being claimed was not stated in these additional claims. The Court decided that at this stage the defendants are not required to reply to these additional claims.

D.
The Company rejects the allegations set forth against it in the claims described above in Paragraphs A, B and C above, and in the Company's estimation, based on the opinion of its legal counsels, it has good defenses against these claims, to the extent they are directed against it and, therefore, it is more likely than not that the said claims will be dismissed. Therefore, no provision in connection with the claims described above has been included in Elron's consolidated financial statements.

E.
During January 2010, subsequent to the balance sheet date, a key employee of a subsidiary of the Company was dismissed from the subsidiary. The key employee asserts to certain rights he alleges to be entitled to as part of his employment agreement with the subsidiary, in connection with his termination compensation from the subsidiary. To date, The former key employee has not filed any claim in a court of law against the subsidiary. The subsidiary objects to and rejects all assertions in such matters made by the former key employee.

F.
Various additional legal claims filed by various parties raising various allegations are pending in courts against the Company and its subsidiaries. The aggregate amount of these additional claims, if accepted, is estimated by the plaintiffs at approximately $600. No provision was included in these financial statements in respect of the aforementioned claims.

Note 22 - Lease commitments

A.
The Company and the subsidiaries have signed agreements for lease of the offices and the manufacturing plant for a period running up to 2012. The minimum future non-cancellable lease payments under the above-mentioned lease agreements, as of December 31, are as follows:

December 31
2010	808
2011	520
2012	68

Total	1,396

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 22 - Lease commitments (Cont.)

B.
The Company and the subsidiaries have signed operating lease agreements for motor vehicles for a period of 36 months. The lease payments are linked to the CPI. The Company and the subsidiaries have deposited the amount of $305 as a deposit that will serve as the lease payments for the final three months. The deposit is linked to the CPI and does not bear interest.

Note 23 - Guarantees and Liens

A.	Regarding a lien on the Company’s holdings in Given in favor of Discount Bank – see Note 16 C.1 above.

B.	Regarding a fixed, first priority lien on shares of Given held by RDC – see Note 16 C.3 above.

C.	As for guarantees granted in favor of Teledata – see Note 3 D.12.

Note 24 - Details on the Statement of Income

In the consolidated income statement for 2008, Impliant and Wavion were consolidated commencing from April 1, 2008.

In the consolidated income statement for 2009, Impliant and Sela were de-consolidated commencing from September 30, 2009.

A.	Equity in losses of associates, net

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands
Company's share in losses of associates, net (1) (2)	4,614	35,142
Amortization of excess of fair value over share in net equity of associates	5,900	5,004
Equity in losses of associates, net	10,514	40,146

(1)
 Including equity in net losses of consolidated entities through the dates of commencement of consolidation and of previously consolidated entities from the date they ceased to be consolidated and started to be accounted for as equity method investees.

(2)
 As mentioned in Note 2 above, when the Company's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any other long-term investments such as loans) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation to support the investee or has made payments on behalf of the investee, or has committed to grant it loans or guarantees.

As of December 31, 2009, the aggregate equity in losses not recognized by the Company amounted to a total of $ 3,650 ($ 4,310 as of December 31, 2008 and none as of January 1, 2008).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24 - Details on the Statement of Income (Cont.)

B.	Income (loss) from disposal of business and associates and changes in holdings in associates, net

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Given Imaging (See Note 3.C.9)	(70)	55
NetVision (See Note 3.C.8)	22,301	595
3DV (See Note 3.C.7)	6,090	-
ChipX (See Note 3.C.10)	1,548	-
Sela (See Note 3.C.5)	1,115	-
Impliant (See Note 3.C.3)	459	-
Other	359	133
	31,802	783

C.	Other expenses, net

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Other companies, net - Mwise	84	87
Other than temporary decline in value of investments(*)	(1,853)	(909)
Equity in losses of partnerships- Innomed	(234)	(818)
Sale of KIT	-	1,393
Gain (loss) on property and equipment	(64)	(8)
Other	(163)	(2)
	(2,230)	(257)

*
Impairment losses in 2009 resulted mainly from investments in Radlive Ltd. and Kyma Medical Technologies Ltd. in which Elron recorded an impairment charge of approximately $900 and $400, respectively following the Company's decision to cease its investment in those companies.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24 - Details to the Income Statement (Cont.)

D.	Financial income and expenses

1.	Financial income

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Interest income from loans, deposits and other debit balances	782	333
Interest income from bank deposits	111	1,114
Interest income from financial assets available-for-sale	-	515
Income from change in fair value of financial liabilities
measured through profit and loss	-	3,607
Income from exchange rate differences, net	-	349
Other	520	341
Total financial income	1,413	6,259

2.	Financial expenses

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Interest expenses on financial liabilities measured atamortized cost	2,806	1,427
Interest expenses on financial liabilities measured at fair value	316	534
Net loss on change in fair value of financial assets
measured through profit and loss	901	1,555
Loss from change in exchange rate of foreign currency	818	-
Financing expenses in respect assets available for sale
charged to profit and loss	-	250
Commissions	94	232
Other financing expenses	499	802
Total financial expenses	5,434	4,800

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24 - Details to the Income Statement (Cont.)

D.	Financial income and expenses (Cont.)

3.	Financial income (expenses), net by seperation to components:

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Deposits and receivables
Deposits in Banks	111	1,114
Other deposits and other receivables	782	333
Available for sale	-	265

Financial liabilities
Convertible Debentures	(1,217)	1,518
Loans from banks – current	(891)	(344)
Loans from banks – non-current	(2,806)	(1,427)

Total financial income (expenses), net	(4,021)	1,459

E.	Cost of sales

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Materials consumption	4,023	1,527
Depreciation and amortization	74	22
Salaries and wages	507	656
Other	220	995
	4,824	3,200

F.	Research and development expenses

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Cost of research and development	26,163	31,216
Less: government grants	(464)	(1,305)

	25,699	29,911

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24 - Details to the Income Statement (Cont.)

G.	Selling and marketing expenses

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Salaries, wages and related expenses	4,228	3,970
Depreciation	21	13
Rent and building maintenance	143	40
Advertising	1,636	1,570
Commissions and royalties	981	225
Other	1,976	1,707

	8,985	7,525

H.	General and administrative expenses

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Salaries, wages and related expenses	9,791	12,144
Depreciation and amortization	141	99
Rent and building maintenance	1,658	902
Professional services	2,182	2,572
Other	2,093	3,348

	15,865	19,065

Note 25 – Tax benefit (Taxes on Income)

A.	Composition

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Current tax expenses (benefit)
Taxes in respect of current period	-	(32)
Adjustments in respect of prior years, net	(2,453)	-
Total current taxes – tax benefit	(2,453)	(32)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 25 - Taxes on Income (Cont.)

B.	Adjustment between the theoretical tax on the loss before taxes on income and the taxes on income expense

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands
Loss before taxes on income	(31,848)	(92,686)
Main tax rate applicable to the Company	26%	27%
Tax benefit calculated based on the main tax rate
applicable to the Company	(8,280)	(25,025)
Tax (tax savings) in respect of:
Equity in losses of associates	2,734	10,839
Change in temporary differences with respect to which
deferred taxes that were not recognized	(1,632)	6,025
Losses and tax benefits with respect to which
deferred taxes were not recognized	7,035	7,942
Non-deductible expenses	143	187
Taxes in respect of prior years (release of provision)	(2,453)	-

Total taxes on income	(2,453)	(32)

C.	Deferred tax assets not recognized

Liability for deferred taxes in the amount of $21,900 (December 31, 2008 - $22,414, January 1, 2008 - $ 26,394) in respect of temporary differences in the amount of $121,669 (December 31, 2008 - $89,656, January 1, 2008 - $104,229), relating to investments in group companies were not recognized since the decision to sell these companies lies with the Company and the Company does not intend to realize them in the foreseeable future.

Deferred tax assets have not been recognized in the amount of $69,778 (December 31, 2008 - $78,054, January 1, 2008 -$46,640) in respect for tax loss carryforwards in the amount of $268,377 (December 31, 2008 - $289,088, January 1, 2008 - $ 160,628) as it is not probable that future taxable income will be available against which the temporary differences can be utilized.

As of December 31, 2009 and 2008, no deferred tax assets and liability were recognized.

D.
In July 2005, the Law for Amendment of the Income Tax Ordinance (No. 147 and Temporary Order), 2005 ("Amendment 147") was approved by the Israeli Parliament (the "Knesset"). Amendment 147 provides for a gradual reduction in the Companies Tax rate, in the following manner: in 2007 a tax rate of 29% will apply; in 2008 a tax rate of 27% will apply; in 2009 a tax rate of 26% will apply; in 2010 and thereafter a tax rate of 25% will apply. In addition, commencing from 2010, upon reduction of the Companies Tax rate to 25%, every real capital gain will be subject to tax at the rate of 25%.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 25 - Taxes on Income (Cont)

E.
In July 2009, the Economic Efficiency Law (Legislative Amendments for Application of the Economic Plan for the years 2009 and 2010), 2009, was approved by the Knesset, which provides, among other things, for an additional gradual reduction of the Companies Tax rate and the tax rate on real capital gains in Israel – for years commencing from 2011 the tax rates are as follows: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%. The current taxes and the balances of the deferred taxes are calculated in accordance with the new tax rates as approved in July 2009 by the Knesset.

F.	Taxation under inflationary conditions

In February 2008, the Knesset enacted the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Restriction of the Effective Period), 2008 ("Amendment 20"). In accordance with Amendment 20, the effective period of the Income Tax Law (Adjustments for Inflation) terminated in 2007 and from the 2008 tax year, the provisions of the Adjustments Law will no longer apply, except for certain transitional provisions intended at preventing distortions in the tax calculations.

Pursuant to Amendment 20, commencing from the 2008 tax year and thereafter an adjustment of the income for tax purposes to a "real" measurement basis will no longer be calculated. Furthermore, the depreciation of property, plant and equipment and carried forward tax losses will no longer be linked to the CPI, so that these amounts will be adjusted until the end of the 2007 tax year after which they will cease to be linked to the CPI. The impact of Amendment 20 is reflected in calculation of the deferred taxes staring from the 2008 tax year.

G.	Encouragement laws in Israel

1.
Certain of the Company's subsidiaries in Israel are "industrial companies", as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

2.
Certain of the Company's subsidiaries have a number of approved investment plans that were recognized as Approved Enterprises pursuant to the Law for Encouragement of Capital Investments, 1959, and that were completed and have received approval from the Investments Center.

3.
A subsidiary has an investment plan that was recognized as a Benefited Enterprise pursuant to Section 51 of the Law for Encouragement of Capital Investments, 1959. The revenues from this factory are exempt from tax during 10 years commencing from 2006. The entitlement to receive benefits is contingent on compliance with the conditions of the Law.

H.
As of December 31, 2009 the Company has tax losses carryforward of approximately $114,000 and its Israeli subsidiaries had an aggregate tax losses carryforward of approximately $155,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

I.	The Company has final tax assesments to and including the 2003 tax year.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 26 - Related Parties

A.	Identity of related parties

The parties related to the Company are DIC, parties related to DIC and associates. For details regarding holdings in group companies – see annex to consolidated the financial statements.

B.	Details of transactions with related and interested parties

1.	Management services agreement with DIC

On March 19, 2009, a services agreement was signed between the Company and DIC, which was approved by the Company's Audit Committee and Board of Directors and thereafter by the General Meeting of the Company's shareholders. Under the agreement, which entered into effect on May 1, 2009, the Company receives overall management and administrative services from DIC in exchange for an amount of  approximatly NIS 4,700 thousand linked to the CPI (equivalent to aproximately $1,240) per year. As part of the agreement, it was provided that aside from the Company's CEO and CFO, who will be proposed and appointed by Elron subject to receipt of approval from DIC and the Company's Board of Directors, the management services will be provided by position holders that will be appointed by DIC subject to receipt of the Company's approval, and who will be employed or hired by DIC. The period of the agreement is three years, where each party is permitted to bring the agreement to an end subject to provision of advance notice of one hundred and twenty days, provided DIC ceases to be the main shareholder of Elron. As a result of the above-mentioned changes, all the employees of Elron, except for the Chairman, completed their employment with the Company, and some of them were taken on by DIC immediately thereafter. As of December 31, 2009, all the Company's liabilities in respect of completion of employment of the said employees were paid in full.

2.	Classification of related party transactions as negligible transactions

The board of directors of the Company adopted a policy determining guidelines and rules for the classification of a transaction by the Company or by a consolidated company with a related party in which the controlling shareholder in the Company has a personal interest as a negligible transaction. These rules and guidelines are used to examine the extent of disclosure in the Company's immediate reports, annual reports and prospectus (including shelf offering reports) pursuant to the Israeli Securities Law regarding a transaction by the Company, a corporation under its control and any associate, with the controlling shareholder or in which the controlling shareholder has a personal interest in the approval thereof, as stipulated the applicable Israeli Securities Regulations.

In the ordinary course of their business, the Company and its subsidiaries and associates conduct or may conduct transactions with related parties, and they have or may have commitments to conduct the said transactions, including transactions of the types and with the characteristics set out below: transactions for the receipt of banking and financial services from banks and financial institutions (including management of funds contributed by employers and employees to provident funds and education funds); transactions for the purchase or sale of products and services (such as communications products and services, food products, paper products, tourism services, elementary insurances, vehicle leasing services, legal services); transactions for the lease of real estate assets.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 26 - Related Parties (Cont.)

B.	Details of transactions with related and interested parties (Cont.)

2.	Classification of related party transactions as negligible transactions (Cont.)

In the absence of any special qualitative considerations given the specific circumstances, a transaction that is not extraordinary (in other words - it is conducted in the ordinary course of its business, under market conditions, and does not have a material impact on the Company), it will be considered a negligible transaction, if the relevant criteria calculated for the transaction (one or more, as set out below) is less than one percent (1%) of the Company's equity according to the Company's last consolidated financial statements.

In any related party transaction involved with a personal interest of the Company's controlling shareholder that is  evaluated and classified as a transaction whether it is  a negligible , the relevant criteria shall be calculated as follows: (A) In the purchase of a fixed asset ("asset that is not a current asset") - the size of the transaction; (B) In the sale of a fixed asset ("asset that is not a current asset") - the profit/loss from the transaction; (C) In the incurrence of a monetary liability - the size of the transaction; (D) In the purchase/sale of products (with the exception of a fixed asset) or services - the size of the transaction.
In cases which, according to the Company's discretion, all of the aforementioned quantitative criteria are irrelevant in determining whether the related party transaction is a negligible, the transaction shall be evaluated based on other relevant criteria set by the Company, provided that the relevant criterion calculated for the transaction is lower than one percent (1%).

3.	Balances

	Interest rate	December 31 2009	December 31 2008	January 1 2008
	%	$ thousands	$ thousands	$ thousands

Other receivables and debit balances:
Associates		11	44	69
Other related parties		30	16	27

Other long-term loans:
Loan from DIC*	3.23-5.95	16,737	6,176	-

*	See details in Note 16 above.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 26 - Related Parties (Cont.)

B.	Details of transactions with related and interested parties (Cont.)

4.	Revenues and expenses

	For the	For the
	year ended	year ended
	December 31	December 31
	2009	2008
	$ thousands	$ thousands

Revenues
Interest and commissions in respect of guarantees	750	266
Participation in salaries of directors	80	98
Participation in expenses	102	40
Proceeds from sale of NetVision*	60,770	-

Expenses
Management fees to DIC**	848	-
Participation in expenses	32	28
Salaries of directors	102	154
Interest expenses	1,843	176
Other expenses	2,648	1,276

*	See details in Note 3 D. 8 above.
**	See details in section B.1 above.

5.	Compensation of key management personnel of the Copmany

		For the		For the
	No. of key	year ended	No. of key	year ended
	management	December 31,	management	December 31,
	personnel at	2009	personnel at	2008
	2009	$ thousands	2008	$ thousands

Short-term employee benefits	8	2,073	7	3,483
Post-employment pension benefits	7	93	7	203
Share-based payment transactions	5	144	5	403
Total compensation paid to key management personnel		2,310		4,089

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

The amounts disclosed on the table does not include compensation paid to key management personnel of the Copmany by DIC according to the management agreement (see section B.1 above).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 26 - Related Parties (Cont.)

B.	Details of transactions with related and interested parties (Cont.)

5.	Compensation of key management personal of the Company (Cont.)

In March 2010, the Company's Audit Committee and Board of Directors approved payment of a special bonus in the amount of NIS 950,000 (currently approximately $255) to the Company's Chairman of the Board of Directors, subject to the approval of the Company's shareholders.

In November 2009, one of the Company's CO- CEOs, was granted options to purchase 2,550 Ordinary shares of Medingo Ltd at a price per share of $106 exercisable in connection with the sale of the company. The options are exercisable until November 2019.

The Company's Chairman, in his capacity as a director of Given Imaging, holds the following options to purchase ordinary shares of Given Imaging:

1.	Options to purchase 35,000 ordinary shares at an exercise price per share of $29.42 exercisable until July, 2014.
2.	Options to purchase 10,000 ordinary shares at an exercise price per share of $16 exercisable until June, 2015.
3.	Options to purchase 10,000 ordinary shares at an exercise price per share of $11.55 exercisable until August, 2014.

Regarding share-based payments granted to key management personnel see Note 19 above.

C.	The Company holds certain investments together with DIC and Clal as of December 31, 2009, the significant of which are as follows:

	Clal	DIC	% holding by Elron and RDC
Given	0.62%	16.07%	32.23%
Galil	-	12.08%	29.10%

D.	For detail of the Company's subsidiaries and associates – see appendix to the consolidated financial statements.

E.	See Note 19 above regarding a grant of options to the present Chairman of the Board of Directors.

F.	See Note 16 above regarding a loan from DIC.

G.	See Note 3 D. 8 above regarding the sale of the Company’s holding in Netvision.

H.           See Note 3 D. 9 above regarding the investment in Given.

I.	Galil

Galil Medical Ltd. ("Galil") develops, manufactures and markets cryotherapy platform incorporating powerful freezing technology and proprietary needle design for minimally invasive treatments for various clinical applications. Elron and RDC holds approximately 12% and 17% respectively, of Galil's outstanding shares.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 26 - Related Parties (Cont.)

I.	Galil (Cont.)

In March, 2010, subsequent to the balance sheet date, the Company announced that the Audit Committee and Board of Directors of the Company had approved the transaction in which the Company, together with RDC and DIC (holds 13% of Galil's outstanding shares) and certain other shareholders of Galil, entered into an agreement to sell all their respective holdings in Galil to certain other Galil shareholders for an immediate payment in the aggregate amount of $1.33 million and for an additional contingent future payment, conditional upon certain future events occurring within 24 months from the consummation of the above transaction, allocated between the selling shareholders proportionally to the number of Galil shares sold by each of them from among the total shares sold, irrespective of their class and liquidation preference. Accordingly, the portion of Elron and RDC in the immediate payment shall be approximately $ 400 and $ 500 respectively. The consummation of the transaction is conditional upon the following:  i) The Company shall not have received by March 28, 2010, a notice from its shareholders pursuant to the Israeli Companies Regulations (Reliefs in Related Parties Transactions) objecting to the reliefs available under such regulations concerning the approvals required in connection with  the transaction (which objection was not in fact received by that date).  ii) completion of a capital raising round by Galil of up to $ 6,400. iii) all required approvals and agreements shall have been received, if required, to consummate the transaction. There is no assurance as to the timing or occurrence of the transaction.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

 Note 27 - Financial Instruments

A.	Financial assets and financial liabilities

The financial assets and financial liabilities in the balance sheet are classified by groups of financial instruments pursuant to IAS 39:

	December 31,		January 1,
	2009	2008	2008
	$ thousands
Financial assets:

Trade and other receivables	3,585	2,732	5,434

Available-for-sale financial assets	14,527	7,511	42,832

Financial liabilities:

Financial liabilities measured at amortized cost:
Loans from bank and others	47,846	38,921	5,569
Loan from shareholders	16,737	6,176	-
Trade payables and other liabilities	12,640	15,852	12,143
Royalty bearing government grants	9,116	9,097	5,662

Financial liabilities at fair value through profit or loss:
Designated as such upon initial recognition	3,383	2,161	6,379

B.	Management of financial risks

The Company is exposed to various risks stemming from use of financial instruments, such as:

–	Credit risk.
–	Market risk (includes currency risk, interest risk and other price risk).
–	Liquidity risk.

The officer responsible of management of the Company's risks is Mr. Yaron Elad, the Company's CFO.

The treatment of the matter of the financial exposures, formulation of the hedging strategy, supervision over execution and provision of an immediate response to extraordinary developments in the various markets, is under the responsibilty of the officer responsible for the Company's risk management, who acts in consultation with the Company's Co-Chief Executive Officers and members of the Audit Committee.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

B.	Management of financial risks (Cont.)

The Company’s principal financial liabilities, other than derivatives, comprise of loans and borrowings, trade and other payables, and financial guarantee contracts. The main purpose of these financial liabilities is to raise finances for the Company’s and group companies operations. The Company has loan and other receivables, trade and other receivables, and cash and short-term deposits that derive directly from its operations. The Company also holds available-for-sale investments, and occasionally enters into derivative transactions (mainly with respect to foregin currency hedge).

The Company does not determine the risk management policy for its group companies.

1.
Market risk – Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity risk. Financial instruments affected by market risk include loans and borrowings, deposits, available-for-sale investments and derivative financial instruments.

I.
Foreign currency risk – Since most of the group companies are Israeli-related the main exposure results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Elron’s functional currency, as well as that of most of its principal subsidiaries and associates, is the U.S. dollar. The Company’s policy is to reduce exposure to exchange rate fluctuations by having most of assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. However, salaries and related expenses as well as expenses related to the DIC Service Agreement (see Note 26), are denominated in NIS and the loans received from DIC are denominated in NIS. Group companies policy is to use derivative financial instruments, from time to time, to limit exposure to changes in the exchange rate between the NIS and the U.S. dollar or to keep a portion of its resources in NIS against portion of its future NIS expenses and liabilities dominated in NIS.

In addition, the Company is exposed to the impact of exchange rates on the activities of group companies whose functional currency is the NIS.

The Company holds a significant portion of its cash balances in U.S. dollars, although in the future the amounts of these balances, the format of the holding thereof, and the allocation of their different currencies may change, from time to time, based on the business developments and according to the Company’s decision.

II.
CPI risk – as detailed in Note 16 above, the Company recieved a loan from DIC which is linked to the Israeli CPI. As of December 31, 2009, the liability in respect of this loan totaled to $16,737. In addition, the Company and the subsidiaries, have signed a number of lease agreements that are linked to the CPI for various time periods, which are also impacted by changes in the CPI.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

B.	Management of financial risks (Cont.)

III.
Equity price risk – the Company has investments in financial instruments traded on the stock exchange that are classified as financial assets available-for-sale with respect to which the Company is exposed to risk stemming from fluctuations in the security price determined based on the stock market prices. The balance of these investments in the consolidated financial statements as of December 31, 2009 is $ 2,013 (December 31, 2008 and January 1, 2008 – $808 and $2,965, respectively). The Company is also exposed to fluctuations in the equity price of its holdings in publicly traded companies. At December 31, 2009 the Company held directly and indirectly shares of publicly traded companies, primarily Given Imaging. Share prices in the industries of these companies, and of these companies themselves, have historically experienced significant volatility. Changes in the market value of the Company’s publicly traded holdings, including holdings through its associates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect its results of operations unless decline in value will be concluded to be  other than temporary. The Company does not enter into hedge contracts against these exposures.

IV.
Interest risk – the Company's interest rate risk derives mainly from a long-term liabilities (mainly loans from bank and others), that is linked to the change in the LIBOR interest rate. The Company has another long-term loan where the interest in respect thereof is fixed and, therefore, it is not exposed to risk arising from a change in the interest rate in connection with this loan.

2.
Credit risk – the Company does not have significant concentrations of credit risk. The Company holds cash and cash equivalents, short-term and long-term investments and other financial instruments in various financial institutions. The Company's policy is spreading out its cash investments among the various institutions. Pursuant to the Company's policy, assessments are made on an ongoing basis regarding the relative credit strength of the various financial institutions. As of December 31, 2009, the cash and cash equivalents amounted to $64,747.

3.
Liquidity risk – the Company's policy for managing its liquidity is to assure, to the extent possible, that it will have sufficient liquidity to settle its liabilities on a timely manner and to ascertain the existence of the cash balances it requires to comply with its financial obligations.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

C.	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

As of December 31, 2009, Trade receivables are attributed to sales by a subsidiary. The subsidiary’s credit policy is aimed at ensuring that its products are sold to customers who maintain a satisfactory credit history. Sales are executed in cash or via letters of credit, with the client receiving credit only after having proved its ability to make payments over a period of time.

The subsidiary regularly assesses its customers' credit, while checking their general financial conditions. If necessary, the subsidiary recorded provisions for doubtful debts, based on factors which impact the credit risk of various customers, past experience and any other relevant information.

D.	Market risks

1.	Interest risks

The Company’s interest rate risk stems mainly from the long-term liabilities. Some of the long-term loans bear variable interest. In such a case, the Company's exposure to cash flow risk relates to a change in the interest, as detailed below:

Set forth below are details regarding the type of interest on the Company's interest-bearing financial instruments :

	December 31	December 31	January 1
	2009	2008	2008
	Carrying amount	Carrying amount	Carrying amount
	$ thousands	$ thousands	$ thousands
Instruments bearing fixed interest
Financial assets	60,298	4,407	56,629
Financial liabilities	(17,530)	(10,224)	(2,463)

	42,768	(5,817)	54,166

Instruments bearing variable interest

Financial assets	493	3,953	5,945
Financial liabilities	(56,133)	(43,004)	(8,547)

	(55,640)	(39,051)	(2,602)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

D.	Market risks (Cont.)

1.	Interest risks (Cont.)

Sensitivity analysis of the cash flows relating to instruments bearing variable interest:

A change in the interest rates on the balance sheet date would increase (decrease) the equity and the anticipated annual income or loss by the theoretical amounts presented below. This analysis is made on the assumption that the rest of the variables remain constant. The analysis with respect of December 31, 2008 and January 1, 2008 was prepared under the same assumptions.

	Change of 0.5% in the interest rate as of
	December 31,				January 1,
	2009		2008		2008
	Increase of 0.5%	Decrease of 0.5%	Increase of 0.5%	Decrease of 0.5%	Increase of 0.5%	Decrease of 0.5%
	$ thousands

Instruments bearing variable interest	26	(26)	171	(171)	37	(37)

	Change of 1% in the interest rate as of
	December 31,				January 1,
	2009		2008		2008
	Increase of 1%	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%	Decrease of 1%
	$ thousands

Instruments bearing variable interest	52	(52)	344	(344)	77	(77)

2.	CPI and foreign currency risks

The Company is exposed to foreign currency risks. This exposure derives from the fact that part of the assets and liabilities are denominated in foreign currency (mainly the NIS), and due to the fact that the functional currency of some of the Group companies is a foreign currency (mainly NIS). Some of the Group companies take measures to reduce the exposure by means of acquisition of future contracts (even if they are not recognized as hedges for accounting purposes).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

D.	Market risks (Cont.)

2.	CPI and foreign currency risks (Cont.)

Sensitivity analysis

A change in the exchange rate of the following currencies as of December 31, 2009 and a change in the CPI would increase (decrease) the Company's equity and income or loss in the amounts presented below. This analysis is made on the assumption that the rest of the variables remain constant. The analysis with respect of December 31, 2008 and January 1, 2008 was prepared under the same assumptions.

	Change in	December 31	December 31	January 1
	the currency	2009	2008	2008
	exchange rate/
	change in	Gain (loss)	Gain (loss)	Gain (loss)
	the CPI	$ thousands

CPI	1%	(164)	(27)	(1)
NIS	5%	290	(573)	(240)
Other currencies	5%	-	6	-

CPI	2%	(329)	(87)	(2)
NIS	10%	578	(1,144)	(482)
Other currencies	10%	-	9	-

CPI	(1%)	164	-	1
NIS	(5%)	(290)	573	240
Other currencies	(5%)	-	6	-

CPI	(2%)	329	(1)	2
NIS	(10%)	(578)	1,144	482
Other currencies	(10%)	-	9	-

E.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables and debt balances, available for sale marketable securities, other investments, short-term credit and loans, Other current liabilities, trade payables, Convertible Debentuures, Option to Convertible Debentuures, royalty bearing goverment grants and certain of the long term loans conforms to or approximates their fair values.

The fair value and carrying amount of all other financial assets and liabilities presented in the balance sheet are presented below:

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

E.	Fair value of financial instruments (Cont.)

	December 31, 2009			December 31, 2008
			Interest			Interest
			rate			Rate
			used to			used to
			calculate			Calculate
			the			The
	Carrying	Fair	fair	Carrying	Fair	Fair
	amount	value	value	amount	value	Value
$ thousands

Long-term loans from bank and others*	36,981	36,141	2.85% - 3.99%	35,141	34,912	3.19%
Long-term loans from a shareholder*,**	16,737	18,229	2.5%
	53,718	54,370

* On January 1, 2008, the long term liabilities conformed to their fair value.
** On December 31, 2008, the long term loan from a shareholder conformed to its fair value.

Classification of financial instruments by fair value hierarchy:

The financial instruments presented in the balance sheet at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets(liabilities) measured at fair value:

December 31, 2009:

	Level 1	Level 2	Level 3
	$ thousands
Other investments	2,013	-	12,514

Convertible Debentures	(3,383)	-	-

During 2009, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

E.	Fair value of financial instruments (Cont.)

Changes in financial assets classified in Level 3:

Available-for-sale financial assets
$ thousands

Balance as of January 1, 2009	6,703

Total recognized gains (losses):
In profit or loss	(567)
In other comprehensive income	4,906
Addition resulted from loss of significant influence in associate	1,472

Balance as of December 31, 2009	12,514

Total loss for the year included in profit or loss relating to assets held at the end of the reporting year	(567)

F.	Liquidity risk

1.	Set forth below are the contractual repayment dates of financial liabilities, including an estimate of the interest payments, without amounts with respect to which there are offset agreements:

	December 31, 2009
	Total
	projected						More	No specific
	cash	First	Second	Third	Fourth	Fifth	than	repayment
	flows*	year	year	year	year	year	5 years	date
	$ thousands

Trade payables	4,273	4,273	-	-	-	-	-	-
Other financial payables and credit balances	8,367	8,125	-	-	-	-	-	242
Convertible Debentures	5,461	1,453	1,383	1,383	1,242	-	-	-
Loans from banks and others	49,598	12,242	37,356	-	-	-	-	-
A loan from Shareholder	18,111	-	18,111	-	-	-	-	-
Royalty bearing government grants	9,116	431	-	-	-	-	-	8,685
	94,926	26,524	56,580	1,383	1,242	-	-	8,927

*	The anticipated cash flows were calculated on the basis of the CPI and the exchange rates that were known on December 31, 2009.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

F.	Liquidity risk (Cont.)

	December 31, 2008
	Total
	projected						More	No specific
	cash	First	Second	Third	Fourth	Fifth	than	repayment
	flows*	year	year	year	year	year	5 years	date
	$ thousands

Trade payables	3,829	3,829	-	-	-	-	-	-
Other financial payables and credit balances	11,904	11,754	-	-	-	-	-	150
Convertible Debentures	5,426	269	1,390	1,323	1,256	1,188	-	-
Loans from banks and others	36,274	2,482	1,425	32,367	-	-	-	-
A loan from Shareholder	7,232	-	-	7,232	-	-	-	-
Royalty bearing government grants	9,097	283	-	-	-	-	-	8,814
	73,762	18,617	2,815	40,922	1,256	1,188	-	8,964

*	The anticipated cash flows were calculated on the basis of the CPI and the exchange rates that were known on December 31, 2008.

	January 1, 2008
	Total
	projected						More	No specific
	cash	First	Second	Third	Fourth	Fifth	than	repayment
	flows*	year	year	year	year	year	5 years	date
	$ thousands

Trade payables	3,236	3,236	-	-	-	-	-	-
Other financial payables and credit balances	8,907	8,907	-	-	-	-	-	-
Convertible Debentures	7,551	350	357	1,845	1,755	1,667	1,577	-
Loans from banks and others	5,717	3,431	224	48	2,014	-	-	-
Royalty bearing government grants	5,453	209	-	-	-	-	-	5,244
	30,864	16,133	581	1,893	3,769	1,667	1,577	5,244

*	The anticipated cash flows were calculated on the basis of the CPI and the exchange rates that were known on January 1, 2008.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 27 - Financial Instruments (Cont.)

G.	Derivatives and hedging

The Company enters from time to time into forward foreign exchange contracts, in order to mitigates currency exchange risk. These contracts are usually not designated by the company as hedge accounting. The contracts usually expire in various dates during the year and are for a period of no more than 12 months. The liability in respect of these contracts and the amounts recorded in the statement of income for the years ended December 31, 2008 and 2009 were immaterial.

H.	Equity price risk – sensitivity analysis

A change in the fair value of financial assets available-for-sale would increase (decrease) the equity and the anticipated annual income or loss by the theoretical amounts presented below:

	2009	2008	2007
	$ thousands	$ thousands	$ thousands

Increase of 5%	837	309	2,142
Increase of 10%	1,674	618	4,283
Decrease of 5%	(837)	(309)	(2,142)
Decrease of 10%	(1,674)	(618)	(4,283)

A change in the market price of the Convertible Debentures issued by Starling would increase (decrease) the equity and the anticipated annual income or loss by the theoretical amounts presented below:

	2009	2008	2007
	$ thousands	$ thousands	$ thousands

Increase of 30%	(1,062)	(768)	(1,665)
Decrease of 30%	1,062	768	1,665

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 28 - Reconciliations of the consolidated financial statements uder US GAAP to consolidated financial statements under IFRS

A.	General

As stated in Note 1, these consolidated financial statements are the first annual consolidated financial statements in accordance with IFRS.

B.	Reconciliation from US GAAP to IFRS

IFRS 1 requires the inclusion of a reconciliation of the Company's equity reported in accordance with previous GAAP to its equity in accordance with IFRS for both of the following dates: the date of transition to IFRS and the end of the latest period presented in the entity’s most recent annual financial statements in accordance with previous GAAP.

According to IFRS 1, IFRS are to be retroactively implemented in the opening balance sheet as of the transition date.

As for the exemptions the Company has applied in accordance with IFRS 1, regarding which the Company did not retroactively implement the transition to reporting according to IFRS, see Note 2 above.

Set forth below is a reconciliation note which presents the material effects of application of IFRS on the Company's consolidated balance sheet and equity as of December 31, 2008 and January 1, 2008, and on the Company's consolidated statement of income for 2008.

In addition, presented below is an explanation of the material adjustments in the Company's consolidated statement of cash flows for 2008.

Adjustments resulting from the transition to reporting in accordance with IFRS on the Company's consolidated balance sheet as of December 31, 2008

			Effect of
			transition
		US GAAP	to IFRS	IFRS
	Item	$ thousands	$ thousands	$ thousands
Current assets

Cash and cash equivalents		17,364	-	17,364
Restricted cash		143	-	143
Trade receivables		1,150	-	1,150
Other current assets	11	5,772	15	5,787
Inventories	11	1,999	3	2,002
		26,428	18	26,446

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

Adjustments resulting from the transition to reporting in accordance with IFRS on the Company's consolidated balance sheet as of December 31, 2008 (Cont.)

			Effect of
			transition
		US GAAP	to IFRS	IFRS
	Item	$ thousands	$ thousands	$ thousands
Non-current assets
	1, 4, 5, 6, 9, 10, 12
Investments in associates	14, 13	151,539	16,827	168,366
Other investments	4, 5, 9, 10, 14, 13	64,088	(56,577)	7,511
Property, plant and equipment	2, 11	4,582	(124)	4,458
Severance pay funds	9	2,942	(2,942)	-
Intangible assets, net	1, 2, 6, 13	7,457	5,341	12,798
		230,608	(37,475)	193,133

		257,036	(37,457)	219,579
Current liabilities
Short terms credit and loans	4	3,491	289	3,780
Trade payables		3,829	-	3,829
Other current liabilities	5, 9, 10, 11	*11,696	790	12,486
		19,016	1,079	20,095

Non-current liabilities
Long term loans from banks and others	4	35,062	79	35,141
Long term loans from shareholders		6,176	-	6,176
Convertible Debentures		2,161	-	2,161
Royalty bearing government grants	5	-	8,814	8,814
Employee benefits	9	4,137	(3,146)	991
Other long term liabilities	9	*150	-	150
		47,686	5,747	53,433

Equity
Equity attributable to the Company's	1, 2, 3, 4, 5, 8, 9, 10
shareholders	11, 12, 13, 14	173,804	(34,298)	139,506
Non-controlling interest	1, 2, 5, 9, 10, 13, 14	16,530	(9,985)	6,545
		190,334	(44,283)	146,051

		257,036	(37,457)	219,579

    *Reclassified

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)
Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

Adjustments resulting from the transition to reporting in accordance with IFRS on the Company's consolidated statement of income for the year ended December 31, 2008

			Effect of
			transition
		US GAAP	to IFRS	IFRS
	Item	$ thousands	$ thousands	$ thousands
		(except for loss per share data)
Income
Sales of goods		6,237	-	6,237
Income (loss) from disposal of businesses and associates and changes in holding in associates, net	4, 5, 10	(44)	827	783
Financial income	7	1,678	4,581	6,259
		7,871	5,408	13,279
Cost and Expenses
Cost of sales	5	(3,646)	446	(3,200)
Selling and Marketing expenses		(7,525)	-	(7,525)
General and administrative expenses	9, 10	(18,832)	(233)	(19,065)
Research and development expenses, net	5, 9, 10	(29,194)	(717)	(29,911)
Equity in losses of associates, net	1, 4, 5, 6, 9, 10, 12 13, 14	(19,866)	(20,280)	(40,146)
Amortization of intangible assets	6, 13	(4,801)	3,740	(1,061)
Other expenses, net	14	(21,042)	20,785	(257)
Financial expenses	4, 7, 11	-	(4,800)	(4,800)
		(104,906)	(1,059)	(105,965)

Loss before taxes on income		(97,035)	4,349	(92,686)
Taxes on income	6	(1,269)	1,301	32

Loss for the period		(98,304)	5,650	(92,654)

Attributable to:
The Company's shareholders	1, 2, 5, 8, 9, 10, 13, 14	(83,137)	11,303	(71,834)
Non-controlling interest	1, 2, 5, 9, 10, 13, 14	(15,167)	(5,653)	(20,820)

		(98,304)	5,650	(92,654)

Loss per ordinary share of
$1 par value:
Basic loss per share		(2.80)	0.37	(2.43)
Diluted loss per share		(2.84)	0.40	(2.44)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

Adjustments resulting from the transition to reporting in accordance with IFRS in the Company's consolidated balance sheet as of January 1, 2008

			Effect of
			transition
		US GAAP	to IFRS	IFRS
	Item	$ thousands	$ thousands	$ thousands
Current assets
Cash and cash equivalents		20,090	-	20,090
Short term financial investments		16,900	-	16,900
Restricted cash		7,642	-	7,642
Available for sale marketable securities		29,730	-	29,730
Trade receivables		1,043	-	1,043
Other current assets	11	5,269	-	5,269
Inventories	11	1,732	-	1,732
		82,406	-	82,406

Non-current assets
Investments in associates	4, 5, 6, 9, 10, 12, 14	135,675	9,282	144,957
Other investments	3, 5, 14	62,764	(49,662)	13,102
Property, plant and equipment, net	2, 11	1,936	(140)	1,796
Severance pay funds	9	1,808	(1,808)	-
Deferred tax assets	6	2,204	(2,148)	56
Intangible assets, net	1, 2, 6, 13	5,524	(4,415)	1,109
		209,911	(48,891)	161,020

		292,317	(48,891)	243,426

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

Adjustments resulting from the transition to reporting in accordance with IFRS in the Company's consolidated balance sheet as of January 1, 2008 (Cont.)

			Effect of
			transition
		US GAAP	to IFRS	IFRS
	Item	$ thousands	$ thousands	$ thousands
Current liabilities
Short terms credit and loans		3,325	-	3,325
Trade payables		3,236	-	3,236
Other current liabilities	5	8,508	608	9,116
Convertible Debentures		5,549	-	5,549
Options to Convertible Debentures		830	-	830
		21,448	608	22,056

Non-current liabilities
Long term loans from banks and others		2,244	-	2,244
Royalty bearing government grants	5	-	5,453	5,453
Deferred taxes	13	373	83	456
Employee benefits	9	2,451	(1,890)	561
		5,068	3,646	8,714
Equity
Equity attributable to the Company's	1, 2, 4, 5, 6, 9, 10
shareholders	11, 12, 14	259,187	(49,574)	209,613
Non-controlling interest	5, 9, 10, 11, 14	6,614	(3,571)	3,043
		265,801	(53,145)	212,656
		292,317	(48,891)	243,426

1.
Capitalization of development costs – in accordance with US GAAP, development costs were charged to the statement of income as incurred. According to IFRS, development costs are recorded as an asset if, and only if, the entity can demonstrate: the technical feasibility of completing the intangible asset so that it will be available for use or sale, an intention and the ability to complete the intangible asset and to use it or sell it, how the intangible asset will generate probable future economic benefits, the existence of available economic resources to complete the development and to use the intangible asset or to sell it and the ability to measure reliably the expenditure attributable to the intangible asset during its development, (see also section 13 below regarding acquired IPR&D).

2.
Classification of capitalized computer software and software development costs – Under US GAAP, computer software and capitalized software development costs were classified as part of property, plant and equipment. According to IFRS, computer software and capitalized software development costs that do not constitute an integral part of the related hardware, are accounted for as an intangible asset. Therefore, upon the transition to reporting according to IFRS, computer software and capitalized software development costs were reclassified from property, plant and equipment to intangible assets.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

3.
Valuation of available for sale financial instruments according to fair value and balance sheet reclassification – in accordance with US GAAP, the Company classified its investments in companies which the Company does not have significant influence over their financial affairs, as investments measured at cost, net of other than temporary impairments. According to IFRS, the Company classifies these investments as available-for-sale financial assets, and they are measured at fair value on every balance sheet date. Changes in the fair value are recorded directly in equity as a capital reserve in respect of available for sale financial assets, except for other than temporary impairments that are included in the statement of income.

4.
Change in classification of financial derivatives from liability to equity – in accordance with US GAAP, liabilities convertible into ordinary shares that are denominated in foreign currency (which is different than the investees's functional currency) and/or that are linked to the CPI or to foreign currency, were accounted for in the investee's financial statements as a liability, net of amount allocated as a discount. The discount is amortized over the repayement period of the Convertible Debentures using the effective interest rate method. According to IFRS, these convertible liabilities are classifed as a liability and are recorded in their entirety at their fair values, where changes in the fair value are recorded in the statement of income. Upon modification to the terms of some of the debentures and elimination of the terms that sets the linkage of the conversion price to the CPI, these liabilities were classified as a liabilities including an embedded derivative. For measurement purposes, the amount of the liability is to be separated into two components: the liability component having no conversion right, which is measured at amortized cost on the date of the modification to fair value net of the discount, which is amortized using the effective interest rate method, and the conversion option, which was classified as equity.

5.
Liability to the Office of the Chief Scientist in respect of government grants – in accordance with US GAAP, grants from the Chief Scientist in respect of research and development which embed a commitment for royalty payments to the State of Israel that are contingent on execution of future sales deriving from the development, were recorded as an offset from the related research and development expenses when the Company or its invetees where entitled to such grants. The liability for repayment with a corresponding charge to  expense that is included in the cost of sales is recorded when the payment of royalties to the Chief Scientist is triggered by the respective revenues. According to IFRS, up to December 31, 2008, government grants received from the Office of the Chief Scientist were recognized as a liability upon their receipt if it was reasonably assured that the economic benefits stemming from the research and development activities will lead to sales entitling the State to royalties. Amounts paid as royalties were recorded as repayment of the respective liability. Where economic benefits were not reasonably assumed, the grant receipts were recognized as a reduction of the research and development expenses in the statement of income. In such a case, the liability to pay royalties was accounted for as a contingent liability in accordance with IAS 37.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

5.	Liability to the Office of the Chief Scientist in respect of government grants (cont.)

As a result, as of January 1, 2008, the balance of other payables increased by approximately $209, the liabilities for government grants increased by approximately $5,453, the balance of the investment in associates decreased by approximately $1,476 and the balance of the Non-controlling interest decreased by approximately $942 against a corresponding decrease in the retained earnings (increase in accumulated deficit). In addition, during 2008, other investments decreased by approximately $1,744, investments in associates decreased by approximately $713, the non-controlling interest decreased by approximately $1,525, the balance of other payables increased by approximately $465, the liabilities in respect of government grants increased by approximately $8,814, the research and development expenses increased by approximately $640, the cost of sales decreased by approximately $445, the Company's share in net loss of associates increased by approximately $470, the financing income increased by approximately $81, the gain from disposal of business and associates and change in holdings in associates, net increased by approximately $113, and the net loss attributable to non-controlling interest decreased by approximately $345.

6.
Business combinations – Under IFRS 1, the Company elected not to restate to past business combinations. Accordingly, certain past transactions differed in their accounting and date of transaction for US GAAP and for IFRS as upon transition to IFRS the Company did not reassess transaction that occurred prior to transition date.

As a result, as of January 1, 2008, the balance of the investments in associates increased by approximately $5,321 and the balance of the intangible assets declined by approximately $5,617 against the balance of the retained earnings (accumulated deficit). In addition, during 2008, the investments in associates decreased by about $4,289, the balance of the intangible assets declined by approximately $2,636, the Company's share in the net loss of associates decreased by approximately $625, the other expenses declined by approximately $2,513 and the amortization of intangible assets declined by approximately $18.

7.
Presentation of financial income and expenses on a gross basis – in accordance with US GAAP, the financial income and expenses were presented on a net basis in the statement of income. According to IFRS, The Company separatly presented the financial income and the financial expenses (gross presentation).

8.
Recording the balance of the capital reserves from translation differences at the transition date to retained earnings – pursuant to the relief provision provided in IFRS 1, the Company elected to record the balance of the capital reserves derived from translation of financial statements of foreign currency investees as of January 1, 2007 to the retained earnings.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

9.
Use of actuarial calculations in recording the assets and liabilities in respect of employee benefits – in accordance with US GAAP, liabilities for employee post-employment severance benefits were recognized on the basis of the full liability, on the assumption that all the employees will be terminated under conditions entitling them to full severance benefits (shut- down method), without taking into account discount rates, rates of future wage increases and future employee turnover. The employee benefits liability was presented seperately of the severance pay deposits. The severance pay deposits accrued against the liabilities were measured based on their redemption values at every balance sheet date. In addition, liabilities in respect of vacation and sick leave pay were calculated based on estimates of utilization and redemption, respectively. According to IFRS, all the net liabilities in respect of post-employment employee benefits and long-term other benefit plans are measured based on the provisions of IAS 19 (amended) regarding employee benefits. Post-employment benefits relating to defined benefit plans are measured, inter alia, based on actuarial estimates and capitalized amounts. Deposits that constitutes a plan asset are measured at fair value. In addition, the employee severance benefits are presented net of severance pay deposits. Amounts deposited with a related party in respect of employee severance benefits do not constitute plan assets and are presented as a separate asset. The Company elected under IAS 19 regarding employee benefits, the alternative whereby actuarial gains and losses deriving from changes in actuarial assumptions are recorded to retained earnings (accumulated deficit).

10.
Share-based payment – in accordance with US GAAP, the Company records the share based compensation as payroll expense against a corresponding  increase in additional paid in capital. Absent a specific instruction, according to IFRS, the Company elected to record the share based payment payrol expenses against  a corresponding increase in retained earnings instead of in a capital reserve or additional paid in capital.

In addition, in accordance with US GAAP, the Company recogizes expenses in connection with a share-based payment based on fair value for grants to employees and managers that were awarded or modified after January 1, 2003. According to IFRS, the Company applies the provision of IFRS 2 only to grants awarded after November 2, 2002 that had not yet vested as of January 1, 2007.

11.
Functional currency – in accordance with US GAAP, the functional currency of a certain subsidiary is the U.S. dollar. According to IFRS, based on the provisions of IAS 21 – "Impact of Changes in Foreign Currency Exchange Rates", the subsidiary's functional currency is the NIS. Due to the difference of the functional currency of the subsidiary from the functional currency of Elron under IFRS, the subsidiary was defined as a foreign operation. Accordingly, the assets and liabilities of the subsidiary were translated into dollars based on the exchange rates on the balance sheet date. The revenues and expenses of the subsidiary were translated into dollars based on the the exchange rates in effect on the transaction dates or using average exchange rates for the period.

As a result of the difference in the functional currency of the subsidiary, the Company recorded a reserve for translation differences in the amount of approximately $2,212 and approximately $3,887 as of January 1, 2008 and December 31, 2008, respectively, which were accrued commencing from January 1, 2007 (see also Section B.8 above).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)
Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

12.
Change in the accounting treatment of affiliated companies – in accordance with US GAAP, investments in companies in which the Company does not hold "in-substance-common stocks" as defined in ASC 323-10-15-13, are accounted for at cost subject to an examination of impairment in value, despite the Company's ability to significantly influence the investee's financial results or its financial policy. According to IFRS, if the Company has significant influence over the investee’s financial and operational affairs and results or its financial policy, the equity method of accounting is applied.

As a result, as of January 1, 2008, the investments in associates, net, increased by about $4,837, and the balance of the other investments decreased by about $47,995, against a corresponding decrease in the retained earnings. In addition, during 2008, the Company's share in the net losses of associates increased by about $21,755, the other expenses decreased by about $18,272, the investments in associates increased by about $8,200 and the balance of the other investments decreased by about $55,644.

13.
Measurment of assets and liabilities upon initial consolidation – in accordance with US GAAP, (see also Note 3.C.4) Wavion was initially consolidated in 2008 based on fair value in accordance with the provisions codified within ASC 810, regarding Variable Interests Entities. As a result, the excess of Elron's share in the fair value of Wavion over its reported amount of previously held interest, in the amount of approximately $3,434, was adjusted to reduce the excess cost allocated to technology. According to IFRS 3, the excess of Elron's portion in the fair value of Wavion's equity over its reported amount of previously held interest was recorded to shareholders' equity as a revaluation reserve in the amount of approximately $3,000 and will be amortized over a period of 5 years against retained earnings (accumulated deficit).

In addition, in accordance with US GAAP, (see also Note 3.C.3) Impliant was initially consolidated in 2008 based on fair value in accordance with the provisions codified within ASC 810 regarding Variable Interest Entites. As a result, the excess of Elron's reported amount of previously held interest over its portion in the fair value of Implaint's equity and loans in the amount of approximately $4,500 was allocated to IPR&D and as a result, was charged immediately to the Company’s results of operations. According to IFRS, upon consolidation the excess of the fair value of Elron's share in the capital of Impliant over carrying amount of the investment in the capital and in loans (which was prior to consolidation accounted for using the equity method of accounting), in the amount of  approximately $2,300, was recorded in a shareholders equity as a revaluation reserve. In addition, excess cost, in the amount of approximately $3,300, which was allocated to IPR&D, was not charged directly to the statement of income as required under US GAAP, but rather, was recognized as an asset in accordance with the provisions of IAS 38. The capital reserve derived upon initial consolidation will be classified to retained earnings (accumulated deficit) upon amortization of the intangible asset allocatd to the IPR&D.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 28 - Reconciliations of the consolidated financial statements under US GAAP to consolidated financial statements under IFRS (Cont.)

B.	Reconciliation from US GAAP to IFRS (Cont.)

14.
Allocation of losses to the Non-controlling interest – in accordance with US GAAP prior to adoption of ASC 810 guidance with respect to non-controlling interest (originally issued as FAS 160 on January 1, 2009),  where the equity or ownership structure of a subsidiary is complex, for example when the non-controlling interest holds preferred shares or other senior debt that confers preference to the holder upon liquidation or distribution of a dividend, losses were not to be allocated to the non-controlling if such allocation will reduce the non-controlling interest below the lower of the non-controlling's investment and the value of the non-controlling interest's rights upon liquidation. According to IFRS, losses may be allocated to the non-controlling interest up to the amount of the non-controlling's investment, or further up to the amount of a guarantee provided by the non-controlling. As a result, as of January 1, 2008, the non-controlling interest under IFRS decreased by approximately $1,700 against a corresponding decrease in the retained earnings (increase of accumulated deficit). In addition, during 2008, the net loss attributable to the Company's shareholders declined by approximately $3,500 against an increase in the non-controlling interest in the loss.

Elron Electronic Industries Ltd.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

A.           Details regarding investments in the consolidated balance sheet as of December 31, 2009

	Rate of	Fully
	holdings	diluted	Carrying	Market value of
	in	rate of	value of	traded shares
	equity	holdings	investments	31.12.09	27.03.10
	%

Investments in group companies

Subsidiaries:
Starling Advanced Communication Ltd. (*)	68.05 (49.86)	59.58	(6,282)	8,899	11,344
Medingo Ltd. (*)	92.04 (50.32)	76.00	(1,471)
SyncRx Ltd. (*)	84.00 (42.08)	74.85	366
Actysafe(*)	100.00 (50.10)	85.00	(66)
Xsights Ltd. (formerly: PaperLynx) (*)	100.00 (50.10)	81.50	(488)
Wavion Inc.	65.67	56.30	(26)

Associates:
Impliant Inc.	47.64	40.02	2,803
Given Imaging Ltd. (Nasdaq: GIVN) (*)	32.23 (27.70)	26.35	104,501	165,256	209,173
Galil Medical Ltd. (*)	29.10 (20.52)	24.74	154
Notal Vision Inc.	27.09	20.19	998
Aqwise Ltd.	34.03	29.95	3,154
Teledata Ltd.	21.05	20.85	(2,700)
NuLens Ltd.	33.71	28.92	1,160
BrainsGate Ltd.	23.28	20.83	2,741
Safend Ltd.	26.97	21.83	(325)
Atlantium Inc.	23.44	20.22	10
Pocared Ltd.	31.51	30.32	705
Plymedia Inc.	27.55	21.84	10

Other investments:
GigOptix Inc.	8.71	N/A	1,618	1,618	3,082
BPT Ltd.	17.45	15.88	2,942
Jordan Valley Ltd.	19.58	18.16	8,071
EVS (Nasdaq: EVSNF.OB)	9.68	N/A	395	395	345
InnoMed Ventures L.P.	13.92	N/A	1,434

* Includes holdings through RDC. In parentheses Elron's effective holdings.

Elron Electronic Industries Ltd.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

B.	Subsidiaries consolidated by the Company

	Rate of holdings in
	shares and voting rights
	December 31
	2009	2008
	%

Companies consolidated by the Company
Starling Advanced Communications Ltd. (*)	68.1 (49.9)	68.1 (49.9)
Medingo Ltd. (*)	92.0 (50.3)	92.0 (50.4)
Wavion Ltd.	65.7	65.7
RDC – Rafael Development Corporation Ltd.	50.1	50.1
Xsights Ltd. (*)	100 (50.1)	100 (50.1)
Sync-Rx Ltd. (*)	84.0 (42.0)	77.9 (39.0)
ActySafe Ltd. (*)	100 (50.1)	100 (50.1)
Sela Ltd. (*),(**)	-	71.9 (45.6)
Impliant Inc. (*); (***)	-	46.4

(*)        Includes holdings through RDC. In parentheses Elron's effective holdings.
(**)     Sela was sold during 2009.
(***)   Impliant was de-consolidated on September 30, 2009.

Elron Electronic Industries Ltd.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

C.	Subsidiaries consolidated by Company subsidiaries

	Rate of holdings in
	shares and voting rights
	December 31
	2009	2008
	%

By RDC Ltd.
ActySafe Ltd.	100	100
Sync-Rx Ltd.	84	78
Xsights Ltd.	100	100

By Medingo Ltd.
Medingo Inc.	100	100

By Wavion Inc.
Wavion Ltd.	100	100

By Impliant Inc. (*)
Impliant Ltd.	-	100

(*)	Impliant was de-consolidated on September 30, 2009.

Given Imaging Ltd. and its Subsidiaries Consolidated Financial Statements As of and for the Year Ended December 31, 2009

Given Imaging Ltd. and its subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Given Imaging Ltd. :

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and non-controlling interests and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Given Imaging Ltd. and subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S generally accepted accounting principles.

As discussed in Note 1Q to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, included in ASC Subtopic 740-10, Income Taxes – Overall, as of January 1, 2007.

As discussed in Note 1W to the consolidated financial statements, the Company adopted the provisions of FASB Statement No. 157, Fair Value Measurements, included in ASC Subtopic 820-10, Fair Value Measurements and Disclosures-Overall, as of January 1, 2009.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel - Aviv, Israel
March 25, 2010

Given Imaging Ltd. and its Subsidiaries

Consolidated Balance Sheets
(In thousands except per share data)

		December 31,
	Note	2009	2008

Assets

Current assets
Cash and cash equivalents	1D; 2	$46,458	$31,697
Short-term investments	1H; 5	31,736	28,509
Accounts receivable:
Trade, net	1E	24,742	21,673
Other	3	3,799	4,662
Inventories	1F; 4	17,302	18,931
Advances to suppliers		534	3,540
Deferred tax assets	1Q; 14D	2,207	1,178
Prepaid expenses		1,036	1,631

Total current assets		127,814	111,821

Deposits		1,062	1,094

Assets held for employees’ severance payments	1G; 10	4,968	3,686

Marketable securities	1H; 5	16,956	30,063

Non-current inventory	1F; 4	6,015	-

Fixed assets, less accumulated depreciation	1I; 6	13,843	15,115

Deferred tax assets	1Q; 14D	192	-

Intangible assets less accumulated amortization	1J; 7; 16	11,284	12,067

Goodwill	1K; 16; 17	3,586	4,069

Total Assets		$185,720	$177,915

President and CEO	CFO

March 25, 2010

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries

Consolidated Balance Sheets
(In thousands except share data)

		December 31,
	Note	2009	2008

Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease	8B	$145	$114
Accounts payable:
Trade		6,789	7,418
Other	9	20,060	17,612
Deferred income		234	1,523

Total current liabilities		27,228	26,667

Long-term liabilities
Obligation under capital lease	8B	356	485
Liability in respect of employees’ severance payments	10	5,530	4,599

Total long-term liabilities		5,886	5,084

Total liabilities		33,114	31,751

Commitments and contingencies	8

Equity
Shareholders` equity:	11
Ordinary Shares, NIS 0.05 par value each (90,000,000 shares authorized as of December 31, 2008 and 2009, 29,257,785 and 29,370,972 shares issued and fully paid as of December 31, 2008 and 2009, respectively)		345	343
Additional paid-in capital		182,203	173,983
Capital reserve		2,166	2,166
Accumulated other comprehensive income (loss)		399	(600)
Accumulated deficit		(33,185)	(31,721)
Shareholders` equity		151,928	144,171
Non-controlling interests		678	1,993
Total equity		152,606	146,164

Total liabilities, shareholders’ equity and non-controlling interests		$185,720	$177,915

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries

Consolidated Statements of Operations
(In thousands except share and per share data)

		Year ended December 31,
	Note	2009	2008	2007

Revenues	1O; 12	$141,763	$125,108	$112,868
Cost of revenues		(33,145)	(33,001)	(29,721)

Early repayment of royalty bearing government Grants	8A	-	-	(4,843)

Gross profit		108,618	92,107	78,304

Operating expenses
Research and development, gross	1R	(17,842)	(15,126)	(12,847)
In-process research and development acquired in a business combination	16	-	(4,700)	-
		(17,842)	(19,826)	(12,847)
Government grants	1P; 8A	1,109	1,530	1,242
Research and development, net		(16,733)	(18,296)	(11,605)

Sales and marketing		(61,428)	(60,902)	(55,446)
General and administrative		(18,919)	(19,320)	(20,981)
Termination of marketing agreement	8C	-	5,443	22,860
Other, net	6; 7; 17	(1,220)	(867)	(422)

Total operating expenses		(98,300)	(93,942)	(65,594)

Operating profit (loss)		10,318	(1,835)	12,710

Financial income, net	13	1,584	4,004	5,520

Profit before taxes on income		11,902	2,169	18,230

Income tax benefit (expense)	1Q; 14C	1,542	(250)	(4,548)

Net Profit		13,444	1,919	13,682

Net loss attributable to non-controlling interest		891	2,087	1,503

Net profit attributable to shareholders		$14,335	$4,006	$15,185

Earnings per share:

Basic Earnings per Ordinary Share	1M	$0.49	$0.14	$0.52

Diluted Earnings per Ordinary Share	1M	$0.47	$0.13	$0.49

Weighted average number of Ordinary Shares used to compute basic Earnings per Ordinary Share	1M	29,281,897	29,254,035	28,961,968
Weighted average number of Ordinary Shares used to compute diluted Earnings per Ordinary Share	1M	30,423,162	30,798,360	31,030,459

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity and non-controlling interests
(In thousands except share data)

	Company’s shareholders
			Additional		Accumulated Other
			Paid-In	Capital	Comprehensive	Accumulated	Non-controlling
	Ordinary shares		Capital	Reserve	Income (loss)	Deficit	interests	Total
	Shares	Amount
Balance as of January 1, 2007	28,641,291	$335	$156,197	$2,166	$-	$(50,912)	$3,499	$111,285

Change during the year 2007:
Exercise of stock options	589,262	8	4,272	-	-	-	-	4,280
Excess tax benefits related to stock based compensation	-	-	693	-	-	-	-	693
Exercise of warrants	5,232	*	-	-	-	-	-	-
Restricted shares issued	6,000	-	-	-	-	-	-	-
Stock based compensation	-	-	5,651	-	-	-	-	5,651
Net profit	-	-	-	-	-	15,185	(1,503)	13,682
Balance as of December 31, 2007	29,241,785	343	166,813	2,166	-	(35,727)	1,996	135,591

Changes during the year 2008:
Exercise of stock options	16,000	*	252	-	-	-	-	252
Stock based compensation	-	-	6,918	-	-	-	-	6,918
Change in unrealized loss on available for sale securities	-	-	-	-	(600)	-	-	(600)
Issuance of shares with respect to non-controlling interest	-	-	-	-	-	-	2,084	2,084
Net profit	-	-	-	-	-	4,006	(2,087)	1,919
Balance as of December 31, 2008	29,257,785	343	173,983	2,166	(600)	(31,721)	1,993	146,164
Change during the year 2009:
Exercise of stock options	113,187	2	952	-	-	-	-	954
Stock based compensation	-	-	7,268	-	-	-	-	7,268
Change in unrealized income on available for salesecurities	-	-	-	-	999	-	-	999
Dividend distribution	-	-	-	-	-	(15,799)	-	(15,799)
Change in noncontrolling interest	-	-	-	-	-	-	(424)	(424)
Net profit	-	-	-	-	-	14,335	(891)	13,444
Balance as of December 31, 2009	29,370,972	$345	$182,203	$2,166	$399	$(33,185)	$678	$152,606

*      Less than US$ 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,
	2009	2008	2007

Cash flows from operating activities:
Net profit	$13,444	$1,919	$13,682

Adjustments required to reconcile net profit to net cash provided by operating activities:

Depreciation and amortization	6,096	5,183	4,771
In-process research and development	-	4,700	-
Goodwill impairment	483	406	-
Deferred tax assets	(1,221)	172	24
Stock based compensation	7,268	6,918	5,651
Excess tax benefits related to stock based compensation	-	-	(693)
Other	570	621	380
Decrease (increase) in accounts receivable – trade	(3,069)	1,642	(4,428)
Decrease (increase) in other accounts receivable	863	5,723	(8,922)
Decrease (increase) in prepaid expenses	595	(342)	51
Decrease (increase) in advances to suppliers	3,006	(3,350)	(108)
Decrease (increase) in inventories	(4,386)	(2,971)	2,208
Increase (decrease) in accounts payable	1,819	(3,287)	8,570
Decrease in deferred income	(1,289)	(7,856)	(14,903)
Net cash provided by operating activities	24,179	9,478	6,283

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(4,794)	(6,300)	(5,772)
Purchase of fixed assets, intangible assets, and goodwill in a business combination	-	(16,660)	-
Deposits	34	(192)	(355)
Proceeds from sale of trading and marketable securities and short term investments	38,085	67,743	23,845
Proceeds from sales of fixed assets	-	61	-
Investments in trading and marketable securities	(27,410)	(61,986)	(36,584)
Net cash provided by (used in) investing activities	5,915	(17,334)	(18,866)

Cash flows from financing activities:
Principal payments on capital lease obligation	(131)	(120)	(37)
Proceeds from the issuance of Ordinary Shares	954	252	4,280
Dividend distribution	(15,799)	-	-
Excess tax benefits related to stock based compensation	-	-	693
Purchase of shares from a noncontrolling shareholder in a subsidiary	(382)	-	-
Issuance of shares by a consolidated company	-	2,288	-
Net cash provided by (used in) financing activities	(15,358)	2,420	4,936

Effect of exchange rate changes on cash	25	30	240
Increase (decrease) in cash and cash equivalents	14,761	(5,406)	(7,407)
Cash and cash equivalents at beginning of year	31,697	37,103	44,510
Cash and cash equivalents at end of year	$46,458	$31,697	$37,103

Supplementary cash flow information

	Year ended December 31,
	2009	2008	2007
Income taxes paid	$877	$259	$1,098
Assets acquired under capital lease	-	$109	$569

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies

A.           General

Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998.

The Company has developed the Given System, a proprietary wireless imaging system for visual examination of the gastrointestinal tract. The system uses a miniaturized video camera contained in a capsule, referred to as the PillCam™ capsule, which is ingested by the patient and delivers high quality color images in a painless and noninvasive manner.

The Given System consists of three principal components:

•           a single-use, disposable PillCam color-imaging capsule that is ingested by the patient;

•           a portable data recorder and array of sensors that are worn by the patient; and

•           a proprietary software, known as RAPID, for downloading, processing and analyzing recorded data.

In 2001, the Company commenced marketing the Given System with the PillCam SB capsule for visualizing and detecting disorders of the small bowel.  PillCam SB is cleared for marketing in the United States, the European Union and Japan, which are the Company’s principal markets. In November 2004, the Company began marketing and sale of the PillCam ESO capsule for visualization of the esophagus. This capsule is cleared for marketing in all principal markets, except Japan.  In the second half of 2007, the Company began selling the first generation of its PillCam COLON capsule in Europe following receipt of the CE mark for this capsule in late 2009. The European Union is currently the only major market with clearance to market and sell the PillCam COLON capsule.

The Company has direct or indirect wholly-owned subsidiaries in the United States, the Netherlands, Germany, France, Australia and Singapore. The Company also has a subsidiary in Japan, Given Imaging K.K. (“Given K.K.”), in which it has a controlling interest (for more details see Note 16).

In December 2008, the Company acquired the Bravo pH monitoring business from Medtronic, Inc. The Bravo pH monitoring system is the only wireless, catheter-free pH test for Gastro Esophageal Reflux Disease, or GERD, and uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. pH testing is considered the standard test for diagnosing GERD. As part of this acquisition, the Company acquired 100% of the shares of Endonetics, Inc., which owns a number of intellectual property assets related to the Bravo business and is not an operating entity (for more details see Note 16).

The Company operates in the medical device industry and its business is subject to numerous risks, including, without limitations, (1) the Company’s ability to develop and bring to market new products, (2) the Company’s ability to receive regulatory clearance or approval to market its products or changes in regulatory environment, (3) the Company’s success in implementing its sales, marketing and

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

A.           General (cont’d)

manufacturing plans, (4) continuous supply of certain components from third-party suppliers, (5) protection and validity of patents and other intellectual property rights, (6) the impact of currency exchange rates, (7) the effect of competition by other companies, (8) the outcome of significant litigation, and (9) the existence of favorable reimbursement for its product from government and commercial payors, (10) changes and reforms in applicable healthcare laws and regulations,
(11) quarterly variations in operating results, (12) the possibility of armed conflicts or civil or military unrest in Israel, (13) risks associated with the acquisition and integration of other businesses, and(14) the impact of macro economic and market conditions in the Company’s main markets.

B.           Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries in the United States, Germany, France, the Netherlands, Singapore and Australia and its 86.5% owned subsidiary in Japan.  As part of the acquisition of the Bravo pH monitoring business from Medtronic, Inc., the Company acquired 100% of the shares of Endonetics, Inc.  The accounts of the subsidiaries are consolidated from the date of their inception, except for the accounts of Endonetics, Inc., which are consolidated from December 8, 2008, the closing date of the Bravo acquisition. All the subsidiaries were established for the purpose of marketing and selling the Company’s products, except Endonetics, Inc. which holds a number of intellectual property assets related to the Bravo business and is not an operating entity. All intercompany balances and transactions have been eliminated in consolidation. As of December 31, 2009, the Company considers itself operating in only one segment.

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

Restricted Cash
The Company has restricted cash held in short-term deposits as collateral against a bank guarantee that the Company provided totaling $848 as of December 31, 2009. This amount is included in the consolidated financial statement under the item short-term investments. See Note 8(b).

E.           Allowance for doubtful accounts receivable - trade

The allowance for doubtful accounts receivable is calculated on the basis of specific identification of balances, the collection of which, in management's opinion, is doubtful. In determining the adequacy of the allowance, management bases its opinion on the estimated risk, in reliance on available information with respect to the debtor's financial position and an evaluation of the collateral received.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

E.           Allowance for doubtful accounts receivable – trade (cont’d)

The activity in the allowance for doubtful accounts for the three years ended December 31, 2009 is as follows:

	Year ended December 31,
	2009	2008	2007

Opening balance	$210	$329	$787
Provision	265	10	(79)
Write-offs	(223)	(129)	(379)

Closing balance	$252	$210	$329

F.           Inventories

Inventories are stated at lower of cost or market.  Cost is determined using the average cost method for raw materials, components and finished goods and on the basis of actual manufacturing costs for work in progress.

Inventory that is not expected to be consumed in the next year, based upon sales forecast is classified as non-current (for more details see Note 4).

G.           Assets held for employees’ severance payments

Assets held for employees’ severance payments represent contributions to insurance policies that are recorded at their current redemption value.

H.           Marketable securities

The Company accounts for marketable securities under Statement of Financial Accounting Standards ASC 320-10 “Accounting for Certain Investments in Debt and Equity Securities (“ASC 320-10”). As of December 31, 2009, marketable securities consist of U.S. government bonds and corporate bonds, which the Company classified as “available-for-sale” or "trading".

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

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

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

J.           Definite-life intangible assets

Pursuant to ASC 350-20, “Goodwill and Other Intangible Assets,” goodwill and indefinite life intangible assets are not amortized but rather tested for impairment at least annually.

Definite-life intangible assets acquired in a business combination in December 2008 consist mainly of acquired technology, patents and customer relationships, and are amortized using the straight-line method over their estimated period of useful life, mainly 8 to 20 years (for more details see Note 16).

Legal expenses related to patents and trademarks registration have been capitalized and amortized over the expected useful life of the assets, which is mainly 8 years.

Technology and content costs are generally expensed as incurred, except for certain costs relating to the development of the Company’s website that are capitalized and amortized over their estimated useful life which is generally 3 years.

Definite - life intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company evaluates long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with the provisions of ASC 360-10, “Accounting for the Impairment of or Disposal of Long-Lived Assets” (“ASC 360-10). Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the assets is less than the undiscounted future net cash flows, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

K.           Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other (Statement No. 142, Goodwill and Other Intangible Assets). The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. (See also Note 17 for details.)

L.	Stock compensation plans

Employees and Directors

The Company recognizes compensation expense relating to share-based payments in net income using a fair-value measurement method. Under the fair value method, the estimated grant date fair value of awards is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period.

Stock-based compensation recognized in the consolidated statements of operations for the years ended December 31, 2007 and 2008 and 2009 is based on awards ultimately expected to vest. As a result the expense has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

M.           Earnings per Ordinary Share

Basic and diluted earnings per Ordinary Share are presented in conformity with ASC 260-10, “Earnings Per Share”, for all years presented.  Basic earnings per Ordinary Share are calculated by dividing the net profit attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding.  Diluted earnings per Ordinary share calculation is similar to basic earnings per share except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares from options had been exercised.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

M.           Earnings per Ordinary Share (cont’d)

The following table summarizes information related to the computation of basic and diluted earnings per Ordinary Share for the years indicated.

	Year ended December 31,
	2009	2008	2007

Net profit attributable to Ordinary Shares	$14,335	$4,006	$15,185

Weighted average number of Ordinary Shares outstanding used in basic earnings per Ordinary Share calculation	29,281,897	29,254,035	28,961,968

Add assumed exercise of outstanding dilutive potential Ordinary Shares	1,141,265	1,544,325	2,068,491

Weighted average number of Ordinary Shares outstanding used in diluted earnings per Ordinary Share calculation	30,423,162	30,798,360	31,030,459

Basic earnings per Ordinary Share	$0.49	$0.14	$0.52

Diluted earnings per Ordinary Share	$0.47	$0.13	$0.49

Number of options excluded from the diluted earnings per share calculation because of anti-dilutive effect	4,849,070	5,461,047	1,881,033

N.           Use of estimates

The preparation of the consolidated financial statements, in accordance with generally accepted principles in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowances for doubtful accounts and sales returns, deferred tax assets, intangible assets, goodwill measurement, inventory, warranty, investments, share-based compensation, income tax uncertainties and other contingencies. Actual results could differ from those estimates.

O.           Revenue recognition

Revenues from sales of products are recognized upon delivery provided that the collection of the resulting receivable is reasonably assured, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

For sales contracts, which include a Post Contract Customer Support (“PCS”) component, revenues allocated to PCS in accordance with ASC 605-25, “Revenue Arrangements with Multiple Deliverables”, are deferred and recognized ratably over the term of the support period, which is generally one year.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

O.           Revenue recognition (cont’d)

The Company accrues estimated warranty costs at time of shipment based on contractual rights and historical experience.  The Company's policy is not to grant return rights.

Taxes collected from customers and remitted to governmental authorities are presented in the financial statements on a net basis.

The Company routinely evaluates its products for inclusion of any embedded software that is more than incidental thereby requiring consideration of ASC 985-605, “Software Revenue Recognition”.  Based on such evaluation, the Company has concluded that none of its products have such embedded software.

P.	Government-Sponsored Research and Development

The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) as a reduction of research and development expenses.

Q.           Taxes on income

The Company accounts for income taxes under ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”). Under ASC 740-10, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax loss and credit carryforwards, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized.  The tax effect resulting from a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

On January 1, 2007, the Company adopted ASC 740-10, “Accounting for Uncertainty in Income Taxes”   (“ASC 740-10”), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.
The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expenses in the consolidated statements of operations.

R.           Research and development costs

Research and development costs, net of grants received, are charged to the statement of operations as incurred. ASC 985-20, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Technological feasibility is established upon completion of a working model and success in clinical trials. Costs, incurred by the Company between completion of the working models and success in clinical trials and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

In 2008, in connection with a business combination, amounts assigned to tangible and intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use are charged to In-process research and development acquired in a Business Combination in operating expense at the acquisition date.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

S.           Allowance for product warranty

It is the Company's policy to grant a warranty for certain products. The balance sheet provision for warranties is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

T.           Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable and marketable securities.

Cash and cash equivalents are deposited with major financial institutions in Europe, the United States, Japan, Australia, Singapore and Israel.

The Company performs ongoing credit evaluations of the financial condition of its customers.  The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company's customer base and the Company's policy of requiring collateral or security with respect to receivables due from distributors.

U.           Comprehensive Income

For the year ended December 31, 2007, comprehensive income equals net profit.

For the year ended December 31, 2008, comprehensive income of $3,406 is comprised of a net profit in the amount of $4,006 and unrealized losses on available-for-sale debt securities in the amount of $600.

For the year ended December 31, 2009, comprehensive income of $15,334 is comprised of a net profit in the amount of $14,335 and unrealized profits on available-for-sale debt securities in the amount of $999.

V.           Fair Value Measurements

The Company's financial instruments include mainly cash and cash equivalents, accounts receivable, deposits, assets held for severance benefits, marketable securities and accounts payable. The carrying amounts of these financial instruments approximate their fair value.

The Company adopted ASC Topic 820 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. On January 1, 2009, the Company adopted the provisions of ASC Topic 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 inputs are unobservable inputs for the asset or liability. (For details see Note 15).

Further to the implementation in the statement of cash flows, the Company presents changes in trading securities as part of investing activities and no longer as part of operating activities.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

W.           Accounting pronouncements adopted in 2009

In June 2009, the FASB issued SFAS No. 168 (“SFAS 168”), “Accounting Standards Codification ™and the Hierarchy of Generally Accepted Accounting Principles”. The FASB Accounting Standards Codification™ (“Codification”) has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP. All existing accounting standard documents are superseded by the Codification and any accounting literature not included in the Codification will not be authoritative. However, rules and interpretive releases of the Securities Exchange Commission (“SEC”) issued under the authority of federal securities laws will continue to be sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual reporting periods ending after September 15, 2009. Therefore, beginning 2009, all references made by it to GAAP in its consolidated financial statements now use the new Codification numbering system. The Codification does not change or alter existing GAAP and, therefore, it does not have an impact on the Company’s financial position, results of operations and cash flows.

The Company treats non-controlling interest as required by FASB ASC 810-10 Consolidation- Overall. As a result of the initial adoption of the treatment as at January 1, 2009, the following retroactive adjustments were made: the December 31, 2008 Non-controlling interest balance of $1,993, previously presented as a Minority Interest balance in the same amount has been reclassified in the balance sheet and presented as part of Total Equity. Also, Non-controlling interest and related amounts have been reclassified and presented in the consolidated statement of operations, consolidated statement of changes in shareholders' equity and non-controlling interests and the consolidated statement of cash flows for the year ended December 31, 2008 and 2007.

Effective April 1, 2009, the Company adopted ASC 855-10, subsequent events which with minimal impact establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued (subsequent events). This disclosure has been provided in Note 19 below.

On April 9, 2009, the FASB issued ASC 320 (formerly referred to as FSP No. 115-2 and FSP 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”), which amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The ASC 320 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of ASC 320 has no material effect on the Company’s consolidated results of operations and financial position.

In April 2009, the FASB issued ASC 820-10-65-4 (formerly referred to as FSP No. 157-4 “Determining Whether a Market is Not Active and a Transaction Is Not Distressed”), which clarifies when markets are illiquid or that market pricing may not actually reflect the “real” value of an asset. If a market is determined to be inactive and market price is reflective of a distressed price then an alternative method of pricing can be used, such as a present value technique to estimate fair value. The guidance identifies factors to consider when determining whether or not a market is inactive, and would be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 and shall be applied prospectively. The adoption of ASC 820-10-65-4 has no material effect on the Company’s financial statements.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

W.           Accounting pronouncements adopted in 2009 (cont'd)

On January 1, 2009, the Company adopted the provisions of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (included in Subtopic 815-10: Derivatives and Hedging—Overall), which amends the disclosure requirements for derivative instruments and hedging activities. The amended disclosures require entities to provide information to enable users of the financial statements to understand how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under ASC Topic 815, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. (See Note 15).

In April 2009, the FASB issued ASC 805-20-35 (formerly referred to as FSP No. FAS 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”). ASC 805-20-35 amends the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC 805-20-35 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria and instead carries forward most of the provisions in ASC 805 for acquired contingencies. ASC 805-20-351 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The adoption of ASC 805-20-35 has no material impact on the Company’s consolidated results of operations and financial position.

X.           Recent accounting pronouncements

In June 2009, the FASB issued ASC 860 (formerly referred to as SFAS No.166 “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No.140,”). ASC 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASC 860 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company does not expect ASC 860 to have any impact on the Company’s consolidated results of operations and financial position.

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 650-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price ("VSOE") or third party evidence of selling price ("TPE") before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

X.           Recent accounting pronouncements (cont’d)

Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.
Early adoption is permitted. The Company expects to early adopt the pronouncement in fiscal year 2010.

In October 2009, the FASB issued Accounting Standards Update 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements. This update changed the accounting model for revenue arrangements that include both tangible products and software elements. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company expects to early adopt the provisions of ASU 2009-14 in fiscal year 2010.

Y.           Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications did not have any impact on the Company's shareholders' equity or net income.

Note 2 - Cash and Cash Equivalents

	December 31,
	2009	2008

Denominated in U.S. dollars	$30,515	$18,401
Denominated in New Israeli Shekels	3,058	3,118
Denominated in Euros	4,920	4,422
Denominated in Australian dollars	1,439	277
Denominated in Singapore dollars	331	216
Denominated in Japanese Yen	6,195	5,263

	$46,458	$31,697

Note 3 - Accounts Receivable - Other

	December 31,
	2009	2008
Government institutions	$2,397	$3,434
Other	1,402	1,228

	$3,799	$4,662

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 4 - Inventories

	December 31,
	2009	2008

Raw materials and components	$14,432	$9,651
Work-in-progress	1,784	3,024
Finished goods	7,101	6,256

	$23,317	$18,931

Inventories are presented in:

	December 31,
	2009	2008

Current assets	$17,302	$18,931
Non-current assets	6,015	-
	$23,317	$18,931

Note 5 - Short-term Investments and Marketable Securities

A.	Short-term investments and marketable securities

As of December 31, 2008 and 2009, Short-term investments consist of:

	December 31,
	2009	2008

Available- for- sale securities	$7,789	$14,254
Trading securities	14,058	-
Deposits	9,889	14,255
Total	$31,736	$28,509

B.           Marketable securities

As of December 31, 2008 and 2009, marketable securities consist of U.S. government bonds and corporate bonds.

During the first quarter of 2008, and in light of the turmoil in the US financial markets, the Company decided to transfer its “held-to-maturity” securities into the “available-for-sale” category.

As of December 31, 2009, the Company held approximately $5.3 million of government or government agencies marketable securities and approximately $19.3 million of marketable corporate debt securities. During 2009, the Company recorded $999 of unrealized gains from corporate bonds. Proceeds from the sale of available-for-sale securities were $33.7 million in 2009; net realized losses included in finance income in 2009 were $102.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 5 - Short-term Investment and Marketable Securities (cont'd)

B.           Marketable securities (cont’d)

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

The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value of available-for-sale by major security type and class of security at December 31, 2009 and 2008 are as follows:

	Carrying	Gross unrealized	Gross unrealized
	amount	holding gains	holding (losses)	Fair value

At December 31, 2009
Available- for- sale:
U.S government or government agencies	$5,318	$54	$-	$5,372
Corporate debt securities	19,028	346	(1)	19,373
Total At December 31, 2009	$24,346	$400	$(1)	$24,745

	Carrying	Gross unrealized	Gross unrealized
	amount	holding gains	holding (losses)	Fair value

At December 31, 2008
Available- for- sale:
U.S government or government agencies	$22,967	$407	$-	$23,374
Corporate debt securities	21,950	35	(1,042)	20,943
Total At December 31, 2008	$44,917	$442	$(1,042)	$44,317

Maturities of debt securities classified as available-for-sale were as follows at December 31, 2009:

	Carrying
	Amount	Fair value

Available- for- sale:
Current maturities	$7,641	$7,789
Due after one year through five years	16,705	16,956
	$24,346	$24,745

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 5 - Short-term Investment and Marketable Securities (cont'd)

B.           Marketable securities (cont’d)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2009 were as follows:

	Less than 12 months		Total
	Unrealized		Unrealized
	losses	Fair value	losses	Fair value

Available for sale:
Corporate debt securities	$1	$1,998	$1	$1,998
	$1	$1,998	$1	$1,998

Note 6 - Fixed Assets, at Cost, Less Accumulated Depreciation

	December 31,
	2009	2008

Computers and software	$9,630	$9,026
Instruments and laboratory equipment	1,343	1,367
Leasehold improvements	4,932	4,743
Motor vehicles	233	233
Machinery and equipment	16,558	16,120
Communication equipment	480	475
Office furniture and equipment	1,951	1,857

Fixed assets, at cost	35,127	33,821

Accumulated depreciation	(21,284)	(18,706)

Fixed assets at cost, less accumulated depreciation	$13,843	$15,115

Depreciation expenses for the years ended December 31, 2009, 2008 and 2007 were $4,311, $4,378, and $4,055, respectively. During 2009, the Company wrote off manufacturing equipment which was no longer in use. This resulted in a charge of $504 recorded in operating expenses - other on the consolidated statement of operations.

As of December 31 2009, the cost of fixed assets under capital lease was $607, and the accumulated depreciation for year ended December 31, 2009 and 2008 was $213 and $117, respectively.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 7 - Intangible Assets, at Cost, Less Accumulated Amortization

	December 31,
	2009	2008

Capitalized patents and trademarks	$7,212	$6,560
Web site development	1,396	1,214
Software development	647	647
Patents, trademarks and trade names acquired in a business combination (note 16)	6,400	6,400
Customer relationships acquired in a business
combination (note 16)	1,800	1,800

Intangible assets, at cost	17,455	16,621

Accumulated amortization	(6,171)	(4,554)

Intangible assets, less accumulated amortization	$11,284	$12,067

Amortization expenses for the years ended December 31, 2009, 2008 and 2007 were $1,785, $805 and $716, respectively. Estimated amortization expenses for the next five years are: $1,630 in 2010, $1,530 in 2011, $1,460 in 2012, $1,335 in 2013 and $1,235 in 2014. During 2009, the Company wrote off patents, trademarks and software development which are no longer expected to be used. This resulted in a charge of $215 recorded in Operating expenses - other in the consolidated statement of operations.

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

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 8 - Commitments and Contingencies (cont'd)

B.           Leases

The Company and its subsidiaries lease office space and manufacturing space for periods of up to 11 years (including options to extend the terms of the leases). The current lease for the Company’s headquarters is in Yoqneam, Israel. This facility houses the Company’s corporate headquarters, research and development and manufacturing facilities. Under this lease agreement, the Company will pay approximately $1,696 a year in rent and management fees. These payments are subject to adjustments based on changes in the Israeli Consumer Price Index. In addition, to secure its obligations under the lease, the Company provided a bank guarantee in the amount of approximately $848 in favor of the lessor. The lease expires on December 31, 2015. The Company has an option to extend the lease until December 31, 2020.

The Company and its subsidiaries signed several motor vehicle lease agreements. The companies deposited a total amount of $190 to guarantee their performance under the terms of the lease agreements.

The Company is committed to minimum annual payments over the next five years as follows:

	Capital leases	Operating leases

2010	$145	$3,787
2011	145	3,046
2012	145	2,699
2013	66	2,517
2014 and thereafter	-	4,230
	$501	$16,279

Depreciation of vehicles and equipment under capital lease for the years ended December 31, 2007, 2008 and 2009 was $25, $56  and $96, respectively.

Rental expenses under the lease agreements for the years ended December 31, 2007, 2008 and 2009 were $3,484, $4,338 and $4,194, respectively.

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

Milestone payments received were deferred and were being systematically recognized, on a straight-line basis, by the Company, as a reduction of sales and marketing expenses over the 15 year term of the Agreement.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 8 - Commitments and Contingencies (cont'd)

C.           Agreement with InScope (cont'd)

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

Pursuant to the early termination and the change in the remaining life of the Agreement, the Company amortized the remaining deferred income balance at the date of termination of $20,683 over the remaining term of the Agreement. As a result, the Company has recognized income of $22,860 in its consolidated statement of operations for the year ended December 31, 2007, under “Termination of marketing agreement,” comprised of additional accelerated amortization of $15,240 of previously received milestones, and $7,620 in termination payments and the remaining in the amount of $5,443 were recognized in the Company’s consolidated financial statements for the year ended December 31, 2008.

D.           Agreements with key single - source suppliers and commitments to suppliers

(1)
The Company has agreements with a number of single source suppliers for some of the components necessary for the production of its products. For example, the Company has sole suppliers for the imaging sensor and transmitter of its PillCam capsules and the data recorder unit of the Bravo system.

The Company relies on other single source suppliers with whom it does not have long term contracts for some other components necessary for the production of its products, such as the electrical circuit boards used in the PillCam and Bravo capsules and for computer workstations.

Purchases under such agreements with the five largest single source suppliers for the years ended December 31, 2007, 2008 and 2009 were $6,042, $10,404 and $10,134, respectively.

(2)	The Company’s annual commitments under agreements with single source and other suppliers for the next 5 years are as follows:

2010	$5,953
2011	220
2012	860
2013	1,875
2014 and beyond	8,515
$17,423

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 8 - Commitments and Contingencies (cont'd)

E.           Patent Litigation

In June 2008, the Company settled its patent litigation against Olympus Corporation, Olympus Medical Systems Corp. and Olympus America Inc., collectively referred to in this section as “Olympus.” The litigation began in May 2006, was conducted in the United States and was related to the two companies’ respective capsule endoscopy products.

The settlement agreement includes certain worldwide cross-licenses under which each party receives a royalty-free license under all existing patents of the other party for its respective capsule endoscopy products existing as of the settlement date.  The parties also exchanged covenants not to sue on currently available medical device products and agreed to a release of all past causes of action.  The settlement also includes a cross-license under existing and future patents of each party for future capsule endoscopy products, which may include the payment of royalties by either party at a rate to be determined through an agreed upon mechanism.  Finally, as part of the settlement, the Company received a cash payment of $2,330 which was recorded as a reduction of litigation expenses as part of the general and administrative expenses in the statement of operations for the year ended December 31, 2008.

F.           Other Claims

Claims are filed against the company from time to time in the regular course business. The Company’s management believes that currently there are no claims that are material, individually or in the aggregate, to the consolidated financial statements as a whole.

G.           Registration Rights Agreement

In July 2007, the Company's shareholders approved a Registration Rights Agreement between the Company and its major shareholders holding together an aggregate of 48.2% of the Company's ordinary shares (“affiliated shareholders.”). This Registration Rights Agreement has replaced earlier registration rights, which expired in October 2006, granted by the Company in connection with a private placement completed in September 2000, before the Company's initial public offering.

Under this agreement, at the request of one or more of the affiliated shareholders holding at least 5% of the Company's then outstanding ordinary shares, the Company must use its best efforts to register any or all of these shareholders’ ordinary shares to the extent that the aggregate offering price of the shares to be registered is at least $15 million. In addition, the affiliated shareholders also have the right to request that the Company includes their ordinary shares in any registration statements filed by the Company in the future for the purposes of a public offering, subject to specified limitations. All registration rights will expire on the fifth anniversary of the agreement. With respect to any shareholder, registration rights will expire if that shareholder can sell all of its ordinary shares within a 90 day period under Rule 144 under the United States Securities Act of 1933, as amended. Generally, the Company is obligated to pay all expenses incurred in carrying out the above registrations, as well as the fees and expenses of one legal counsel for the selling shareholders in each registration.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 9 - Accounts Payable – Other

	December 31
	2009	2008

Government institutions	$3,584	$4,596
Liabilities relating to employees	11,985	8,292
Advances from customers	62	139
Warranty	57	98
Commissions	975	826
Accrued expenses	3,397	3,661

	$20,060	$17,612

Note 10 - Liability in Respect of Employee Severance Payments

Under Israeli law and labor agreements the Company is required to pay severance payments to each employee who was employed by the Company for over one year and has been terminated by the Company or resigned under certain specified circumstances. The Company's liability for these severance payments is covered mainly by deposits with insurance companies in the name of the employee and/or by purchase of insurance policies. The liability related to these severance payments is calculated on the basis of the latest salary of the employee multiplied by the number of years of employment as of the balance sheet date. The liability for employee severance payments included in the balance sheet represents the total amount due for such severance payment, while the assets held for severance benefits included in the balance sheet represents the Company’s contributions to insurance policies. The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements.

Expenses recorded in respect of employees’ severance payments for the years ended December 31, 2007, 2008 and 2009 are $ 806, $1,490 and $683, respectively.

The U.S. subsidiary has a defined contribution retirement plan for its employees. Employees are allowed to contribute up to 18% of their salary in any one year, subject to a regulatory limit. The Company contributes 3% of an employee's salary subject to regulatory limits. Employees are vested in the Company's contributions after 30 days of employment. Expenses recorded in respect of the defined contribution retirement plan in the U.S for the years ended December 31, 2007, 2008 and 2009 are $604, $596 and $688, respectively.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

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

B.	Employees’ and non employees’ stock options

In 2003, the Company adopted a stock option plan for directors, employees and consultants.  The 2003 Plan replaced and superseded previous option plans adopted by the Company in 1998 and 2000.  Under these plans, the Board of Directors (or a compensation committee appointed by the board) (the “Board”) has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants. Each option entitles the holder to purchase one Ordinary Share of par value of NIS 0.05 and expires after 10 years from the date of grant. The Company has reserved for issuance a total of 2,500,000 ordinary shares under the plan. As of December 31, 2009, 479,346 options out of this plan had not been granted.

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

In 2006, the Company adopted the 2006 Equity Incentive Plan (the “2006 Plan”) permitting the grant of equity awards, including options and restricted stock of the Company, to eligible employees, directors and consultants of the Company and its subsidiaries. The 2006 Plan is administered by the Company’s Board of Directors and Compensation and Nominating Committee. The 2006 Plan contains provisions concerning the vesting, price, exercise and other terms of awards; however, the Compensation and Nominating committee has authority to grant awards under different terms at its discretion.  The Company has reserved for issuance a total of 4,000,000 Ordinary Shares under the 2006 Plan. As of December 31, 2009 there were 3,796,912 options outstanding under this plan, and 106,000 shares of restricted stock issued and outstanding under this plan.

Equity awards under this plan must be granted at no less than the fair market value of the Company’s ordinary shares on the date of the grant and the term of the awards may not exceed ten years. The Company’s current policy is that options granted under the Plan expire six years following the date of the grant.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 11 - Share Capital (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

Generally, where a grant of an award under the 2006 Plan is the first grant of equity to an employee or consultant, 50% of the award is exercisable on the second anniversary of the date of grant, and 25% becomes exercisable on each of the third and fourth anniversaries of the date of the grant. In cases of subsequent grants, awards vest in four equal installments beginning with the first anniversary of the grant. To the extent the awards have vested, they may be exercised in whole or in part from time to time until their expiration as long as the recipient is providing services to the Company.
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

Under this 2006 Plan, in the event of an acquisition or merger in which the Company is not the surviving entity and the acquiring entity does not agree to assume the awards, all outstanding, but unvested, awards will be accelerated and exercisable, ten days prior to the acquisition or merger. In addition, if the employment of a holder of outstanding awards is terminated in anticipation of or during the 12 month period following an acquisition or merger, all awards that are scheduled to vest within two years of such acquisition or merger, will be automatically accelerated and exercisable, subject to certain adjustments and exceptions.

Awards granted under the 2006 Plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards or the Ordinary Shares issued upon their exercise must be deposited with a trustee for at least two years following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares. Gains on awards granted under the plan are subject to capital gains tax of 25% and the Company is not entitled to a tax deduction. Options granted under the 2006 Plan to U.S. residents may also qualify as incentive stock options (ISO) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986.  Options that do not contain terms that will qualify them as ISOs are treated as Non-Qualified Stock Options.

In 2009, the Company adopted the 2009 Equity Incentive Plan (the “2009 Plan”). A total of 1,000,000 authorized but unissued ordinary shares are reserved for issuance under the 2009 Plan.  As of December 31, 2009, the Company has not granted any equity awards under the 2009 Plan.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 11 - Share Capital (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

The terms of the 2009 Plan are similar to those of the 2006 Plan, except that:

•
The 2009 Plan permits the grant of “Other Awards” defined as a right or other interest granted to a plan participant that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares;

•
If the employment of a particular holder of outstanding awards is terminated by the Company or by such holder in circumstances of “constructive termination” (as defined in the 2009 Plan), as of or during the 12-month period following an acquisition or merger, all unvested awards of such holder (as opposed to awards that are scheduled to vest within two years of such acquisition or merger) will be automatically accelerated and exercisable, subject to certain adjustments and exceptions; and

•
In the event the Company distributes a dividend in cash and the record date for such distribution is subsequent to the date of grant of a stock option but prior to the exercise or other termination of such stock option, the board or compensation committee administering the 2009 Plan may in its discretion determine that the exercise price of all or any portion of such outstanding stock option shall be reduced by the dividend amount, net of applicable tax.

During 2009 the Company extended the term of outstanding stock options previously granted under the Company’s 2006 Equity Incentive Plan by two additional years. The incremental cost recoded due to this modification in the consolidated statements of operations was $480.

The fair value of options granted during the years ended December 31, 2008 and 2009 was estimated on the date of grant using the Black - Scholes model, with the following assumptions:

1.           Dividend yield of zero percent.

2.	Risk free average interest rate of 2.59% and 1.72% for the years ended December 31, 2008 and 2009, respectively, which represents the risk free rate of US$ zero - coupon U.S Government Bonds.

3.
Weighted average expected life of 3.41 and 4.32 years for the years ended December 31, 2008 and 2009, respectively, which represents the period for which the options granted are expected to be outstanding.

4.
Expected average volatility of 35.06% and 44.54% for the years ended December 31, 2008 and 2009 respectively, which represents a weighted average standard deviation rate for the price of the Company's Ordinary Shares in the NASDAQ National Market.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 11 - Share Capital (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

The following table summarizes information relating to stock options for Ordinary Shares outstanding, as of December 31, 2008 and 2009:

	Options outstanding as of
	December 31, 2009
		Weighted
		average
		remaining
	Number	contractual life
Exercise prices	outstanding at	(in years

$1 - $10	1,256,467	4.19
$10.01-$20	2,647,138	3.91
$20.01-$30	2,144,907	3.51
$30.01-$40	499,440	4.90
	6,547,952

	Options outstanding as of
	December 31, 2008
		Weighted
		average
		remaining
	Number	contractual life
Exercise prices	outstanding at	(in years

$1 - $10	488,217	2.95
$10.01-$20	2,542,100	3.87
$20.01-$30	2,275,006	3.84
$30.01-$40	500,816	5.90
	5,806,139

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 11 - Share Capital (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

The stock option activity under the Plans is as follows:

		Weighted average	Weighted average
	Number of shares	exercise price	grant date fair value

Balance at January 1, 2008	4,933,870
Granted	990,350	$15.91	$4.98
Forfeited	(102,081)	20.79	8.69
Exercised	(16,000)	15.73	7.91
Balance at December 31, 2008	5,806,139
Granted	1,096,350	$9.14	$3.48
Forfeited	(241,350)	18.61	7.45
Exercised	(113,187)	8.43	4.98
Balance at December 31, 2009	6,547,952

The following table summarizes information relating to non-vested stock options for Ordinary Shares as of December 31, 2009 and 2008 and related changes during the years ended December 31, 2009 and 2008:

		Weighted average
Non-vested options	Number of shares	grant date fair value

Balance at January 1, 2009	2,520,376	$8.20
Granted	1,096,350	3.48
Vested	(1,004,525)	8.06
Forfeited	(170,900)	7.33
Balance at December 31, 2009	2,441,301	$6.20

		Weighted average
Non-vested options	Number of shares	grant date fair value

Balance at January 1, 2008	2,202,466	$9.18
Granted	988,850	4.96
Vested	(577,545)	8.71
Forfeited	(93,395)	8.58
Balance at December 31, 2008	2,520,376	$8.20

As of December 31, 2009, unrecognized compensation costs related to non-vested options aggregated $7,193 to be recognized over a weighted average period of 1.33 years.

The aggregate intrinsic value of options outstanding as of December 31, 2008 and 2009 is $1,344 and $18,518, respectively. The aggregate intrinsic value of options excisable as of December 31, 2008 and 2009 is $1,297 and $8,319, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2008 and 2009, is $45 and $723, respectively.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 11 - Share Capital (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

On May 30, 2006, the Company issued 100,000 restricted shares to its CEO. The restricted shares vest in four installments over a period of four years, beginning on May 30, 2007. On June 15, 2007 the Company issued 6,000 restricted shares to another one of its officers. These restricted shares vest in three installments over a period of four years, beginning on June 15, 2009. The fair value of the restricted shares as of the date of issue is being amortized over the vesting period. Unrecognized compensation costs related to the restricted shares, as of December 31, 2008 and 2009, to be recognized over 2.4 and 1.4 years, were $725 and $240, respectively, and compensation expenses of $486 and $485 were recognized for the years ended December 31, 2008 and 2009, respectively.

The following table summarizes the allocation of the stock-based compensation charge for both employee and non-employee stock option grants:

	Year ended December 31,
	2009	2008	2007
Research and development costs	$257	$307	$406
Selling and marketing expenses	1,619	1,756	1,889
General and administrative expenses	5,392	4,855	3,356

	$7,268	$6,918	$5,651

Note 12 - Revenues

A.	Revenues by activities

	Year ended December 31,
	2009	2008	2007
Workstations and recorders	$11,523	$14,523	$15,267
PillCam SB capsule	110,371	103,005	90,614
PillCam ESO capsule	702	1,213	1,012
PillCam Colon capsule	1,021	1,465	1,106
Patency capsules and scanners	718	662	523
Bravo pH monitoring products	14,985	884	-
Services	2,443	3,356	4,346

	$141,763	$125,108	$112,868

B.	Revenues by geographic areas

	Year ended December 31,
	2009	2008	2007
Americas	$89,671	$75,609	$73,849
Europe, Middle East and Africa (mainly Europe)	38,481	34,908	27,299
Asia Pacific	13,611	14,591	11,720

	$141,763	$125,108	$112,868

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 13 - Financial Income, net

	Year ended December 31,
	2009	2008	2007
Currency gains, net	$397	$1,504	$1,456
Interest income	239	753	1,069
Income from marketable securities	1,344	2,115	3,109
Other	(396)	(368)	(114)

	$1,584	$4,004	$5,520

The Company uses forward contracts and option strategies to manage its foreign exchange rate exposures. Contracts with notional amounts of $37.1 million, $43.1 million and $42.5 million and with estimated fair values that totaled $824, $520 and $480 at December 31, 2009, 2008 and 2007, respectively, were not designated as hedging instruments for accounting purposes. The changes in fair value of these contracts of $304, $45 and $496 for the years ended December 31, 2009, 2008 and 2007 have been recognized to finance income in those years. The periodic net cash (receipts) settlements totaled $(435), $1,073 and $(600) for the years ended December 31, 2009, 2008 and 2007, respectively. These amounts have been recorded as reductions or additions to finance expense in those years.

Note 14 - Taxes on Income

A.           Company

(1)
Israeli income tax is computed on the basis of the Company’s results in New Israeli Shekels (“NIS”) determined for statutory purposes. Until 2007, the Company was assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits. Starting January 1, 2008, this law was postponed and most of its provisions are not applicable.

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

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 14 - Taxes on Income (cont'd)

A.           Company (cont'd)

Additional provisions of the 2005 amendment to the Encouragement of Capital Investments Law – 1959 which apply to the Company are as follows:

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

(2)
As of December 31, 2009, the Company has no tax loss carryforwards in Israel except for capital losses of approximately $10.2 million which are available to offset future taxable capital gains for an indefinite period.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 14 - Taxes on Income (cont’d)

A.           Company (cont'd)

(3)
As explained above, the Israeli Company is exempt from tax for a ten-year period.  Therefore, the Israeli Company has not recorded deferred tax assets and liabilities. Out of the Company’s accumulated deficit as of December 31, 2009, approximately $4.7 million are tax-exempt earnings attributable to its Approved Enterprise and approximately $4.5 million are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently- 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders). As of December 31, 2009, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately $1.2 million. If income attributed to the Beneficiating Enterprise were distributed as dividend, or upon liquidation, the Company would incur a tax liability in the amount of approximately $1.1 million. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

(4)
On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147) - 2005, which provides, inter-alia, for a gradual reduction in the company tax rate to 25% as from the 2010 tax year.

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) - 2009, which provided, inter-alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: in the 2009 tax year- 26%, in the 2010 tax year - 25%, in the 2011 tax year - 24%, in the 2012 tax year - 23%, in the 2013 tax year - 22%, in the 2014 tax year - 21%, in the 2015 tax year - 20% and as from the 2016 tax year the company tax rate will be 18%. The aforementioned change in the tax rates had no material impact on the Company's financial position or results of operations.

(5)	In 2009, the Company signed a settlement agreement with the Israeli Tax Authorities (ITA) for fiscal years 2004 through 2007. (See also Note 14(F) below).

B.	Foreign subsidiaries

At December 31, 2009, all of the Company’s subsidiaries had local, federal and state accumulated net operating loss carryforwards of approximately $43,000. Federal state and tax loss carryforwards in the U.S subsidiary, totaling approximately $6,600 will expire through 2023. Operating loss carryforwards in the Japanese subsidiary, totaling approximately $19,100 will expire through 2016. Operating loss carryforwards in the German, French and Australian subsidiaries amounted to approximately $13,100, $3,900 and $300, respectively, can be carried forward indefinitely.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 14 - Taxes on Income (cont’d)

C.	Profit (loss) before tax and income tax benefit (expense) included in the consolidated statements of operations

	Year ended December 31,
	2009	2008	2007

Profit (loss) before taxes on income and non controlling interest:
Israel	$12,096	$2,536	$13,438
Foreign jurisdiction	(194)	(367)	4,792
	$11,902	$2,169	$18,230

Current taxes:
Israel	$500	$(286)	$(3,669)
Foreign jurisdiction	(179)	208	(855)
	$321	$(78)	$(4,524)

Deferred taxes:
Israel	$-	$-	$-
Foreign jurisdiction	1,221	(172)	(24)
	$1,221	$(172)	$(24)

Income tax expense	$1,542	$(250)	$(4,548)

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

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2009. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 14 - Taxes on Income (cont’d)

D.           Deferred taxes (cont’d)

The tax effects of significant items comprising the Company’s deferred taxes:

	December 31,
	2009	2008

Tax loss carryforwards of subsidiaries	$14,138	$11,076
Other timing differences	1,474	1,109

Total gross deferred tax assets	15,612	12,185
Valuation allowance	(13,213)	(11,007)

Net deferred tax asset	$2,399	$1,178

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2009	2008

Current assets – Deferred tax assets	$2,207	$1,178
Long-term assets – Deferred tax assets	192	-

	$2,399	$1,178

The net changes in the total valuation allowance for the years ended December 31, 2007, 2008 and 2009 are $1,446, $2,324 and $2,206, respectively.

E.	Reconciliation of the statutory tax benefit (expense) to actual income tax benefit (expense)

	Year ended December 31,
	2009	2008	2007
Profit before taxes on income	$11,902	$2,169	$18,230
Tax rate	0%	0%	0%
Computed expected tax	-	-	-
Changes in unrecognized tax benefits	2,561	(320)	(2,901)
Permanent difference and Other	1,020	2,034	1,256
Change in valuation allowance	(2,206)	(2,324)	(1,446)
Foreign tax rate differential	167	360	(1,457)

Income tax benefit (expense)	$1,542	$(250)	$(4,548)

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 14 - Taxes on Income (cont’d)

F.           Accounting for income tax uncertainties

The Company and its subsidiaries file income tax returns in Israel, the U.S and other foreign jurisdictions. The U.S. subsidiary files income tax returns in federal jurisdictions, and various states within the U.S. The Company is no longer subject to Israeli, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.

On June 30, 2009, the Company signed a settlement agreement with the ITA, relating to an audit of its income tax returns for 2004 through 2007. As a result of this agreement, the unrecognized tax benefits decreased significantly. In addition, in January 2010, the German subsidiary signed a settlement agreement with the German Tax Authorities relating to an audit of its income tax returns for 2002 through 2007. The said agreement did not have a material impact on the Company’s financial position or results of operations.

A reconciliation of the beginning and ending amount of unrecognized tax benefits based on the provisions of FASB ASC Subtopic 740-10, is as follows:

	2009	2008	2007
Balance at January 1	$7,091	$6,771	$3,870
Additions based on tax positions related to the current year	1,497	180	2,901
Additions for tax positions of prior years	507	140	-
Reductions for tax positions of prior years	(4,433)	-	-
Settlements	(688)	-	-
Balance at December 31	$3,974	$7,091	$6,771

Unrecognized tax benefits in the amount of $3,974, if recognized, would affect the effective tax rate of the Company. The Company does not expect unrecognized tax benefits to change significantly over the next 12 months.

During the years ended December 31, 2008 and 2009 the Company recorded approximately $415 and $248, respectively in interest relating to unrecognized tax benefits in the consolidated statements of operations and accrued $514 and $248 in the balance sheets as of December 31, 2008 and 2009, respectively.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 15 - Fair Value of Financial Instruments

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.
The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2009 and 2008:

		In active markets for	Significant other	Significant
	December 31,	identical assets	observable	unobservable
	2009	(Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short-term investment	$21,847	$21,847	$-	$-
Marketable securities	16,956	16,956	-	-
Foreign exchange contracts	824	-	824	-
Total At December 31, 2009	$39,627	$38,803	$824	$-

		In active markets for	Significant other	Significant
	December 31,	identical assets	observable	unobservable
	2008	(Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short-term investment	$14,254	$14,254	$-	$-
Marketable securities	30,063	30,063	-	-
Foreign exchange contracts	521	-	521	-
Total At December 31, 2008	$44,838	$44,317	$521	$-

Foreign Exchange Contracts

The Company and its subsidiaries complete transactions in currencies other than their functional currencies. The Company’s primary objective with respect to currency risk is to reduce net income volatility that would otherwise occur due to exchange-rate fluctuations. In order to minimize the risk of gain or loss due to exchange rates, the Company uses foreign currency derivatives. As of December 31, 2009, the Company held foreign currency forward contracts aggregating $581 hedging Australian dollar, $17,915 hedging Euros, $15,112 hedging Israeli Shekel and $3,508 hedging Japanese Yens. Such instruments had a combined fair value gain of $824 and $521 as of December 31, 2009 and 2008, respectively, based on quotations from financial institutions. The Company is not applying hedge accounting. Gain /losses on these instruments are recognized in the consolidated statement of operations.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)
Note 16 - Acquisition and Investment

A.           Acquisition of Bravo pH monitoring business

In December 2008, the Company acquired the Bravo pH monitoring business from Medtronic, Inc. (“Medtronic”) for $20,000 in cash. For accounting purposes, the transaction was valued at $20,501 (including transaction costs of $501).

During a twelve month transition period ended December 8, 2009, Medtronic supplied the Bravo system to the Company. During this time the Company completed the transfer of the manufacturing lines of this product to Israel. In addition, during this transition period, Medtronic completed product development tasks assigned to it under the acquisition agreements and received $500, initially held in escrow pending completion of these tasks on schedule. In addition, a small percentage of the purchase price was put in escrow to secure Medtronic’s indemnity obligations under the acquisition agreement. The acquired Bravo business consisted of intangible assets related to the core technology of the business, manufacturing equipment, customer relationships, in-process research and development, and shares in a wholly owned subsidiary of Medtronic holding a number of intellectual property assets and goodwill.

The Company also assumed Medtronic’s commitment to suppliers in the amount of approximately $579, mostly related to open purchase orders from third party suppliers for components of the Bravo system.

The Bravo system is the only wireless, catheter-free pH test for GERD. The Bravo system uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. The Company sells the Bravo system through its direct sales force and distribution chain throughout the world. Currently, the Bravo business is primarily focused on the market in the United States.

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

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 16 - Acquisition and Investment (cont'd)

A.           Acquisition of Bravo pH monitoring business (cont'd)

An amount of $4,700 of the purchase price was allocated to the estimated fair value of purchased in-process research and development, which, as of the closing date of the acquisition had not reached technological feasibility and had no alternative future use, was charged to operating expenses upon acquisition.

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

B.           Investment in the Japanese Subsidiary

On June 30, 2009, the Company purchased shares from a non-controlling shareholder in Given Imaging K.K. (“GIKK), representing 12% of the outstanding shares of GIKK, for a total consideration of $382. Following this purchase the Company held 68% of the total number of shares of GIKK.

Subsequently, in October 2009, the Board of Directors of GIKK approved an additional round of financing of $4.4 million (in Japanese Yen). The two other shareholders of GIKK declined to invest and the Company invested the entire amount and was issued 6.4 million new shares of GIKK. As a result, the Company’s share in GIKK increased to 86.5% of the total issued and outstanding shares of GIKK, as of December 31, 2009.

Following the annual impairment test as of December 31, 2009, this goodwill was impaired by $483. (For more details see Note 17).

Note 17 - Goodwill

Goodwill reflects the excess of the purchase price of the Bravo pH monitoring business acquired in December 2008 over the fair value of net assets (see note 16 A) and the excess of the cash invested over the fair value of the Company’s share in the net assets of its subsidiary in Japan.

Based on the annual impairment tests performed relating to the goodwill in the Japanese subsidiary, the Company recorded impairment charges of $406 and $483 in 2008 and 2009, respectively, as a result of ongoing operating losses. The Company recognized the impairment expenses as part of the Operating expenses - other. The carrying amount of the goodwill in the Japanese subsidiary less accumulated impairment as of December 31, 2009 is $76.

Given Imaging Ltd. and Its Subsidiaries

Notes to the Consolidated Financial Statements
(In thousands except share data)

Note 17 - Goodwill (cont'd)

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 are as follows:

	December 31,
	2009	2008

Balance as of January 1
Goodwill	$4,475	$-
Accumulated impairment losses	(406)	-
	4,069	-
Goodwill acquired during the year	-	4,475
Impairment loss	(483)	(406)
Balance as of December 31
Goodwill	4,475	4,475
Accumulated impairment losses	(889)	(406)

	$3,586	$4,069

Note 18 - Dividend

On February 10, 2009, the Board of Directors decided to declare and distribute a dividend of $0.54 per share. This dividend was paid on March 11, 2009. In making the decision to pay the dividend, the Board reviewed the Company's current and projected liquidity, its anticipated operating performance, and its growth strategies. No additional dividends are currently anticipated.

Note 19 - Subsequent Events

On March 21, 2010, the Company signed a definitive agreement to acquire privately-held Sierra Scientific Instruments (“Sierra”), for $35 million in cash. Sierra is a leading provider of specialty diagnostic devices for the gastrointestinal tract. The closing of the transaction is expected on April 1, 2010 subject to customary closing conditions. Sierra’s business is primarily in high-resolution esophageal manometry and it also offers a line of reflux monitoring solutions. In 2009, Sierra had unaudited revenues of approximately $18 million of which approximately 60% came from sales in the United States and 40% from sales in the rest of the world, principally Europe. Sierra has 175 employees worldwide who are located primarily in two main facilities, with more than 70 in its Los Angeles headquarters and approximately 100 in a manufacturing facility in Vietnam.

POCARED DIAGNOSTICS LTD.

(A development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

Report of Independent Auditors

To the Board of Directors and Shareholders of

POCARED DIAGNOSTICS LTD.
(A development stage company)

We have audited the accompanying consolidated balance sheets of Pocared Diagnostics Ltd. (a development stage company) ("the Company") and its subsidiary as of December 31, 2009 and the related consolidated statements of operations, changes in shareholders' deficiency and cash flows for the year ended December 31, 2009. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2009, and the consolidated results of their operations and cash flows  for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1C to the consolidated financial statements, the Company has incurred losses in the amount of $ 10,653 thousand during the year ended December 31, 2009, and has an accumulated deficit during the development stage of $ 38,868 thousand as of December 31, 2009. These factors raise substantial doubt about the Company's ability to continue as a going concern (Management's plans in regard to these matters also are described in Note 1 C). The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company unable to continue as a going concern.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 9 , 2010	A Member of Ernst & Young Global

POCARED DIAGNOSTICS LTD.
(A development stage company)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2009	2008
		Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	$3,340	$2,734
Accounts receivable	6	9

Total Current Assets	3,346	2,743

PROPERTY AND EQUIPMENT, NET (Note 4)	40	53

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term deposit	8	8

Total assets	$3,394	$2,804

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Accounts payables	$776	$2,254
Employees and payroll accruals	117	128
Accrued expenses	52	54
Convertible loan )Note 5)	5,844	14,522

Total Current Liabilities	6,789	16,958

SHAREHOLDERS' DEFICIENCY (Note 6):
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at December 31, 2009 and 2008 ; Issued and outstanding: 2,000,000 shares at December 31, 2009 and 2008	4	4
Preferred A shares of NIS 0.01 par value - Authorized: 1,500,000 shares at December 31, 2009 and 2008; Issued and outstanding: 1,333,333 shares at December 31, 2009 and 2008	3	3
Preferred B shares of NIS 0.01 par value - Authorized: 1,550,000 shares at December 31, 2009 and 2008; Issued and outstanding: 1,507,342 shares at December 31, 2009 and 2008	3	3
Preferred C shares of NIS 0.01 par value - Authorized: 1,000,000 shares at December 31, 2009 and 2008; Issued and outstanding: 760,501 shares at December 31, 2009 and 2008	2	2
Preferred D shares of NIS 0.01 par value - Authorized: 4,600,000 shares at December 31, 2009 and December 31, 2008; Issued and outstanding: 4,589,072 shares at December 31, 2009 and December 31, 2008	11	11
Preferred D-1 shares of NIS 0.01 par value - Authorized: 5,000,000 shares at December 31, 2009; Issued and outstanding: 4,924,722 at December 31, 2009	50	(*
Preferred D-2 shares of NIS 0.01 par value - Authorized: 60,000 shares at December 31, 2009; Issued and outstanding: 59,807 at December 31, 2009	(*	(*
Preferred E shares of NIS 0.01 par value - Authorized: 11,000,000 shares at December 31, 2009; Issued and outstanding: 10,413,052 at December 31, 2009 Aggregate liquidation preference of $37,274 thousand as of December 31, 2009	25	-
Additional paid-in capital	35,375	13,813
Deficit accumulated during the development stage	(38,868)	(27,990)

Total shareholders' deficiency	(3,395)	(14,154)

Total liabilities and shareholders' deficiency	$3,394	$2,804

*) Represents an amount less than $1

The accompanying notes are an integral part of the financial statements.
March 9, 2010
Date of approval of the financial statements	Avi Ludomirski Chairman of the Board of Directors	Jonathan Gurfinkel Chief Executive Officer	Yariv Keren Chief Financial Officer

POCARED DIAGNOSTICS LTD.
(A development stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,			Period from January 1, 2005 (inception date) through December 31,
	2009	2008	2007	2009
		Unaudited	Unaudited	Unaudited
Operating expenses:

Research and development	$9,516	$16,380	$7,167	$35,003
General and administrative	930	1,330	508	3,423

Operating loss	10,446	17,710	7,675	38,426

Financial expenses (income), net (Note 8)	202	350	(117)	427

Loss before income taxes	10,648	18,060	7,558	38,853
Income taxes	5	10	-	15

Net loss	$10,653	$18,070	$7,558	$38,868

The accompanying notes are an integral part of the financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

									Preferred D, D-1 and				Additional	Deficit accumulated during the	Total shareholders'
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		D-2 shares		Preferred E shares		paid-in	development	equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2005 (inception date)	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	$-	$-	$-
Issuance of Ordinary shares, net in January 1, 2005	2,000,000	4	-	-	-	-	-	-	-	-	-	-	-	-	4
Issuance of Preferred A shares (at $0.22), net	-	-	1,333,333	3	-	-	-	-	-	-	-	-	297	-	300
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	6	-	6
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(669)	(669)

Balance as of December 31, 2005 (unaudited)	2,000,000	4	1,333,333	3	-	-	-	-	-	-	-	-	303	(669)	(359)
Issuance of Preferred B shares (at $1.08), net	-	-	-	-	1,507,341	3	-	-	-	-	-	-	1,631	-	1,634
Issuance of preferred C shares (at $1.68)	-	-	-	-	-	-	760,501	2	-	-	-	-	1,278	-	1,280
Stock based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	45	-	45
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,918)	(1,918)

Balance as of December 31, 2006 (unaudited)	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	-	-	-	-	3,257	(2,587)	682
Issuance of Preferred D shares(at $2.29)	-	-	-	-	-	-	-	-	2,982,896	7	-	-	6,825	-	6,832
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	107	-	107
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,558)	(7,558)

Balance as of December 31, 2007 (unaudited)	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	2,982,896	7	-	-	10,189	(10,145)	63
Issuance of Preferred D shares(at $2.32),	-	-	-	-	-	-	-	-	1,606,176	4	-	-	3,731	-	3,735
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	118	-	118
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(18,070)	(18,070)

Balance as of December 31, 2008	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	4,589,072	11	-	-	14,038	(28,215)	(14,154)
Conversion of convertible loan to preferred D-1 shares	-	-		-	-	-	-	-	4,924,722	49	-	-	14,651	-	14,700
Exercise of option granted to service provider	-	-	-	-	-	-	-	-	59,807	1	-	-	20	-	21
Issuance of Preferred E shares(at $0.63),	-	-	-	-	-	-	-	-	-	-	10,413,052	25	6,523	-	6,548
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	143	-	143
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,653)	(10,653)

Balance as of December 31, 2009	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	9,573,601	$61	10,413,052	$25	$35,375	$(38,868)	$(3,395)

POCARED DIAGNOSTICS LTD.
(A development stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share data

	Year ended December 31,			Period from January 1, 2005 (inception date) through December 31,
	2009	2008	2007	2009
Cash flows from operating activities:		Unaudited	Unaudited	Unaudited
Net loss	$(10,653)	$(18,070)	$(7,558)	$(38,868)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	13	12	-	25
Interest on convertible loans	190	522	-	712
Stock-based compensation related to employees and service providers	143	118	107	419
Decrease (increase) in accounts receivable	3	54	(41)	(6)
Decrease (increase) in prepaid expenses and long-term deposit	-	(3)	45	(8)
Increase (decrease) in accounts payables	(1,478)	672	1,393	776
Increase (decrease) in accrued expenses	(2)	30	(53)	52
Increase in employees and payroll accruals	(11)	26	-	117

Net cash used in operating activities	(11,795)	(16,639)	(6,107)	(36,781)

Cash flows from investing activities:
Purchase of property and equipment	-	(61)	(4)	(65)

Net cash used in investing activities	-	(61)	(4)	(65)

Cash flows from financing activities:
Proceeds from convertible loan	5,832	14,000	-	19,832
Proceeds from issuance of shares, net	6,569	3,735	6,832	20,354

Net cash provided by financing activities	12,401	17,735	6,832	40,186

Increase in cash and cash equivalents	606	1,035	721	3,340
Cash and cash equivalents at beginning of period	2,734	1,699	978	-

Cash and cash equivalents at end of period	$3,340	$2,734	$1,699	$3,340

Non-cash financing information:
Issuance of Preferred shares upon conversion of a convertible loan	$14,700	$-	$-	$14,700

The accompanying notes are an integral part of the financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-                 GENERAL

a.
Pocared Diagnostics Ltd. (the Company") was founded in 2004 and began its operation in January 2005. The Company has developed an innovative technological platform for fully automated, real-time diagnosis of contaminants suspended in liquids. The Company develops a real-time, fully automated laboratory based system for the in-vitro diagnostics (IVD) industry, and specifically for the microbiology market.

The Company's technology and System address the demands for greater throughput and test accuracy. The Company's testing platform can analyze different types of specimens, including urine, swabs, sputum, blood, CSF and feces. The first application to be released is for diagnosis of Urinary Tract Infection. The company's system is in development stage and it is not available at the US or any other place.

b.
On January 1, 2008, the Company's wholly-owned subsidiary, Pocared Diagnostics, Inc. ("the subsidiary"), commenced operations in the USA. Accordingly, Pocared Diagnostics, Inc. is consolidated from the date mentioned above in the Company's financial statements.

The Company and the subsidiary are parties to a service agreement under which all research and development expenditures incurred by the subsidiary are reimbursed by the Company on a cost-plus basis.

c.
Since its inception, the Company has devoted substantially most of its efforts to business planning, research and development. In addition, the Company has not generated revenues. Accordingly, the Company is considered to be in the development stage, as defined in ASC 915 "Development Stage Entities" (formerly SFAS No. 7”).

The Company has incurred losses in the amount of $ 10,653 thousand during the year ended December 31, 2009, and has an accumulated deficit during the development stage of $ 38,868 thousand as of December 31, 2009.

The Company plans to continue to finance its operations, as it has in the past, through the sale of its securities. The Company cannot, however, give any assurance that it will in the future continue to be successful in obtaining such additional necessary financing.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company unable to continue as a going concern.

NOTE 2:-                 SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-                 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars:

The Company's financing activities including loans and equity transactions are incurred in U.S. dollars. The majority of the Company's expenses are currently paid in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to U.S. dollars in accordance with ASC 830 (formerly FAS 52). All transaction gains and losses from re measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company balances and transactions including profits from inter-company sales not yet realized have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less as of the date acquired.

e.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers, peripheral equipment and software	33
Office furniture and equipment	7

f.	Impairment for long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 (formerly FAS 144), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2009, no impairment losses have been identified.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-                 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Research and development costs:

Research and development costs are charged to expenses as incurred.

h.	Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof.

Pursuant to Section 14 of the Severance Compensation Act, 1963 ("Section 14"), all employees of the Company are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheets.

i.	Fair value of financial instruments:

The carrying values of cash and cash equivalents, account receivables and trade payables approximate fair values due to the short-term maturities of these instruments.

j.	Accounting for share-based compensation:

Effective January 1, 2006 ("the effective date"), the Company adopted ASC 718, "Compensation-Stock Compensation" ("ASC 718") (formerly SFAS No. 123(R), "Share-Based Payment") which required the measurement and recognition of compensation expenses based on estimated fair value for all share based payment awards made to employees and directors.

In December 2007, the U.S. Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 110 ("SAB 110") regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with ASC 718. SAB 110 extends the use of the simplified method for "plain vanilla" awards in certain situations. The Company does not believe that its historical share option exercise data provides sufficient evidence to estimate expected term. Therefore, the Company will continue to use the simplified method until it has the historical data necessary to provide a reasonable estimate of expected life.

The Company recognizes compensation expenses for the value of its awards based on the aggregate method over the requisite service period of each of the awards.

The Company applies ASC 505-50, "Equity-Based Payment to Non-Employees" (formerly EITF No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services"), with respect to options issued to non-employees.

The Company's additional disclosures regarding stock-based compensation are provided in Note 6c.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-                 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740") (formerly SFAS 109, "Accounting for Income Taxes" or FAS Interpretation No 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB statement No. 109"). This Statement prescribes the use of the liability method whereby deferred Tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Beginning with the adoption of ASC 740 "Income Taxes" (formerly FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes") as of January 1, 2008, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

l.	Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivables.

Cash and cash equivalents are invested in major banks in Israel and the U.S.A. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

m.	Impact of recently issued accounting standards:

In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13, "Multiple-Deliverable Revenue Arrangements." This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This ASU provides amendments to the criteria for separating deliverables, and measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. This guidance also requires providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. This guidance is effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010 or on a retrospective basis. We are currently evaluating this new ASU.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-                 CASH AND CASH EQUIVALENTS

	Interest	December 31,
	rate *)	2009	2008

Cash	-	$225	$207
Short-term bank deposits	0.24%	3,115	2,527

		$3,340	$2,734

*)           As of December 31, 2009.

NOTE 4:-                 PROPERTY AND EQUIPMENT

	December 31,
	2009	2008
Cost:
Computers, peripheral equipment and software	$58	$48
Office furniture and equipment	-	18

	58	66

Accumulated depreciation	18	13

Depreciated cost	$40	$53

Depreciation expenses amounted to $13 and $12 for the years ended December 31, 2009 and 2008, respectively.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-                 CONVERTIBLE LOAN

a.
On March 23, 2008, the Company entered into a convertible loan agreement with shareholders and with a third party for a total amount of $ 14,000. The loan bears interest of LIBOR plus 2.8% per annum which shall not apply in the event that the loan is converted.

In the event of an issuance of shares by the Company for an amount greater than $ 5,000, before March 22, 2009 ("Qualified Financing"), the loan shall automatically be converted into shares of the same class issued at the Qualified Financing at a price per share reflecting a 15% discount on the price offered in the issuance.

In the event that a Qualifying Event does not occur, then on March 22, 2009, the notes shall automatically be converted into a new class of preferred shares of the Company, at a price per share of $2.84.

Until its conversion, the convertible loan shall be payable in certain conditions as stipulated in the convertible loan agreement.

In March 2009, the convertible loan of $ 14,000 was converted into 4,924,722 Preferred D-1 shares, each convertible into one Ordinary share. According to the terms of the loan, upon its conversion, no interest should apply.

b.
During the period between August and November 2009, the Company entered into several convertible loan agreements, according to which certain lenders provided the Company with convertible loans in an aggregate amount of $ 5,832,138. The loans bear an annual interest at the rate of 3%. The loans shall be converted or repaid as follows: a) in the event of an equity investment of at least $2 million in the company by an unaffiliated third party, the loans shall be automatically converted without the accrued interest into shares at a lowest price per share paid in such qualifying round less a discount of 5% per month until the closing of such round subject to a maximum discount of 30%; b) in the event of an equity investment which is less than $2 million in the Company, the loans may be converted at the option of the lenders, including any accrued interest, into shares at the lowest price per share paid in such round; c) in the event of an M&A Transaction (as defined in the Loan Agreement), the loans shall be automatically converted, including the accrued interest, into the most senior class of preferred shares of the Company existing at the time of such M&A Transaction. The number of shares to be issued upon conversion of the aggregate loan shall be adjusted as stipulated in the agreement. The lenders may, upon an M&A Transaction, elect to receive repayment of the loans instead of conversion into shares of the company; d) in the event that within 18 months from the date of the loan Agreement, the loans were not converted pursuant to any other conversion option above, the loans shall be automatically converted without the accrued interest, into Series E Preferred Shares of the Company at a price per share of $ 0.63382.

c.
The Company accounted for above convertibles loans according to ASC 470-20 "Debt with Conversion". No beneficial conversion feature was recorded as the effective conversion price of the convertibles loans were less to the fair market value of the share on the date of issuance.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-                 SHARE CAPITAL (Cont.)

a.	Share capital:

1.	In January 2005, the Company issued to the founders 1,000 Ordinary shares of NIS 0.01 par value each, in return for their par value.

2.	In March 2005, the Company entered into an investment agreement according to which, the Company issued 667 Preferred A shares of NIS 0.01 par value each in consideration of $ 300 thousands.

3.
In April 2005, the company issued, at no consideration, to ordinary and preferred shareholders, bonus shares at a ratio of 1,999 Ordinary shares for each issued and outstanding Ordinary share and 1,998 preferred A shares for each issued and outstanding Preferred A share. Accordingly, 1999,000 Ordinary shares and 1,332,666 preferred shares of 0.01 par values each were issued.

4.	In March 2006, the Company entered into an investment agreement according to which, the Company issued 1,333,333 Preferred B shares of NIS 0.01 par value each in consideration of $ 1,533 thousands.

5.	In March and in July 2006, the Company issued 174,008 Preferred B shares of NIS 0.01 par value each in consideration of $ 200 thousands.

6.	In July 2006, the Company entered into an investment agreement according to which, the Company issued 760,501 Preferred C shares of NIS 0.01 par value each in return for $ 1,300.

7.
In June 2007, the Company signed a Preferred D shares purchase agreement for the total consideration of $ 10,670. In June 2007, the Company issued 2,982,896 Preferred D shares in consideration of $ 6,935 invested at the closing and an additional 1,606,176 Preferred D shares were issued to the investors in consideration of an additional $ 3,735 in January 2008.

8.	In March 2009, the convertible loan of $ 14,000 granted on March 2008 was converted into 4,924,722 Preferred D-1 shares, each convertible into one Ordinary share.

9.	In March 2009, a service provider exercised an option to purchase 59,807 Preferred D-2 shares par value NIS 0.01 each in consideration for $21.

10.
On April 1, 2009, the Company signed a Preferred E shares purchase agreement for the issuance of 10,413,052 Preferred E shares for the total consideration of $ 6,600.

Pursuant to the issuance of the Preferred E shares, the anti dilution mechanism was activated with respect of Preferred B shares, Preferred C shares, Preferred D shares and Preferred D-1 shares were adjusted.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-                 SHARE CAPITAL (Cont.)

b.	Share rights:

1.	Ordinary shares:

The holders of Ordinary shares have the right to receive notices to attend and vote in general meetings, the right to share in dividends and a residual right upon liquidation after all preferred shareholders have received their preference allocation.

As of December 31, 2009, the company has not sufficient Ordinary shares authorized available, after considering the right of Preferred shares to convert to Ordinary shares.

2.	Preferred shares:

The Preferred shareholders (A,B,C,D,E) are entitled to the same rights conferred by the Ordinary shares in addition to the following rights:

Anti dilution protection -Standard anti dilution and down round protection as stipulated in the agreements.

Liquidation Preference - After the Preferred E & D Liquidation Preference, the Preferred A & B & C shall receive together: Original Issue Price plus interest at the rate of 5% per annum, compounded annually, from the date of the Original Issue Date to the date of the Liquidation Event, plus an amount equal to declared but unpaid dividends, but less any dividends previously received on such shares. Notwithstanding, preference shall be cancelled if the amount of the Distributable Proceeds, equals to or exceeds USD 330,000.

Dividend Preference - Subject to a net cash balance of the Company of at least USD15,000 after such declaration and distribution of such dividend, and after the Preferred E & D Dividend Preference, the Preferred A & B& C shall receive together: Original Issue Price plus interest at a rate of 5% per annum, compounded annually, from the Original Issue Date until such declaration of dividend plus any declared but unpaid dividends but less any dividends previously received.

Conversion – Each Preferred shareholder has the right to convert its Preferred Shares into Ordinary Shares of the Company according to the then in effect Conversion Price at a conversion ratio of 1:1. Automatic Conversion upon Qualified IPO (Automatic Conversion upon the closing of an underwritten public offering of the Company’s ordinary shares netting to the Company proceeds of at least US$20,000 at a price per share which is at least five (5) times the original issue price per each Preferred D Share) or an IPO that is not qualified, with the consent in writing of the holders of at least 51% of all of the outstanding Ordinary Shares of the Company, on an as converted basis, including Elron Electronics Industries Ltd and SCP Vitalife II, LP which holds approximately 63% of the company's shares as of December 31, 2009.

The preferred D and E shares have also Protective Provisions rights - Until Qualified IPO: As long as Preferred D Shareholders hold at least 12.5% of the voting power of the Company, on an as-converted basis, in case of Non-Qualified Financing in which the majority of the funds is provided by investors other than the lenders, and provided further, that the amount payable to the lenders according to the liquidation preference set forth in the Company's Articles of Association with respect to the shares to be issued to them upon such conversion, is lower than the aggregate loan (without interest), then each lender may elect, in lieu of such conversion and participation, to have its portion of the loans repaid in full at the time of the M&A Transaction; require the affirmative vote of the directors appointed by D & E or by 55% of the D & E shareholders. Also, it has the right to appoint Board Members appointed by D & E together.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-                 SHARE CAPITAL (Cont.)

c.	Options granted to service providers:

1.
In April 2005, the Company entered into a consulting agreement according to which the consultant was granted an option to purchase 9,877 Ordinary shares at an exercise price of $ 0.181 per share. The options vested over a period of 24 months. In July 2005, the Company entered into a similar agreement with an additional consultant.

2.
In December 2005, the Company entered into a consulting agreement according to which the consultant was granted an option to purchase 8,438 Ordinary shares at an exercise price of $ 0.6595 per share. The options vested over 8 quarters.

3.
In May 2006, the Company entered into a consulting agreement according to which the consultant was granted options to purchase 19,936 Ordinary shares at an exercise price of $ 1.1494 per share. 25% of the options were made available for immediate exercise and the remainder, subject to six vesting dates until May 10, 2009.

4.
In May 2006, the Company entered into a consulting agreement according to which the consultant was granted an option to purchase 59,807 preferred shares. Under the terms of the option, the option was exercisable until December 31, 2008. On December 28, 2008, the consultant gave the Company notice of its choice to exercise the option and to purchase 59,807 Preferred D shares, at a price per share of $ 0.3495.

5.
In November 2007, the Company entered into an agreement to receive consulting services according to which the consultant was granted an option to purchase 21,460 Ordinary shares at an exercise price of $ 2.2311 per share. The vesting period of the options is two years. 12.5% of the options shall vest 6 months from the grant date and the remaining options shall vest in an equal manner over six quarters and shall be valid until November 2014.

6.
On August, 2009, the Company granted several consultants options to purchase 23,666 Ordinary shares of NIS 0.01 par value each, at an exercise price of $ 0.63382 per share. 25% of the options shall vest at the end of the first year and the remainder shall vest over the following 3 years in 12 equal quarterly installments. The option shall expire 7 years after the date of grant.

7.	Summary of options issued to service providers: The Company's outstanding options that were granted to service providers as of December 31, 2009 are as follows:

Issuance date	Number of options	Exercise price	Options exercisable	Exercisable through

April 2005	9,877	$0.1810	9,877	April 2015
July 2005	9,877	$0.1810	9,877	July 2015
December 2005	8,438	$0.6595	8,438	December 2015
May 2006	19,936	$1.1494	19,936	December 2018
November 2007	21,460	$2.2311	12,071	November 2014
August 2009	23,666	$0.63382	-	August 2016

	93,254		60,199

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-                 SHARE CAPITAL (Cont.)

The fair value of the options granted to service providers was estimated on the date of grant or at each balance sheet date (as applicable), using a Black-Scholes option pricing model, with the following weighted-average assumptions for 2009 and 2008: weighted average volatility of 80% and 94%, risk-free interest rates of 3% and 3.34%-3.81%, respectively, dividend yields of 0% and a weighted average expected life of the options of 5.5 years and six years for 2009 and 2008, respectively.

d.	Options granted to employees:

1.	Share option plan: Under the Company's 2007 Share Option Plan ("the Plan"), options may be granted to officers, directors, employees and consultants of the Company.

Pursuant to the Plan, the Company reserved for issuance 1,146,981 Ordinary shares. As of December 31, 2009, an aggregate of 2,966 stock options of the Company are still available for future grant. Each option granted under those Plans is exercisable until the earlier of seven years from the date of the grant of the option or the expiration dates of the respective option plans. The options vest primarily over four years (unless the Board of Directors approves otherwise in accordance with the provisions of the plans). Any options canceled or forfeited before expiration, become available for future grants.

The Company estimates the fair value of stock options granted using the Black and Scholes- option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility and the expected option term (the amount of time from the grant date until the options are exercised or expire).

The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

The Company determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the Company’s stock options.

Expected volatilities are based on historical volatilities from traded stock of similar companies.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-                 SHARE CAPITAL (Cont.)

The weighted-average estimated fair value of employee stock options granted during the 12 months ended December 31, 2009, 2008 was $0.43 and $2.71, respectively per share using the Black-Scholes option pricing model with the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
Employee stock options	2009	2008

Expected volatility	80%	90%
Average risk-free interest	3%	3.5%
Dividend yield	0%	0%
Average expected life (years)	5.5	6.11

2.
On December 25, 2007, the Company's board of directors approved the grant of 55,797 options to employees to purchase Ordinary shares at an exercise price of $ 2.2311 per share. 25% of the options shall vest at the end of the first year and the remainder shall vest over the following 3 years in 12 equal quarterly installments, provided that the employee remains employed by the Company during that quarter. The option shall expire 7 years after the day of grant.

3.
On February 17, 2008 and on June 18, 2008, the Company's board of directors approved the grant of 46,324 and 14,868 options, respectively, to employees to purchase Ordinary shares at an exercise price of $ 2.2311 per share. 25% of the options shall vest at the end of the first year and the remainder shall vest over the following 3 years in 12 equal quarterly installments, provided that the employee remains employed by the Company during that quarter. The options shall expire 7 years after the day of grant.

4.
On June and August, 2009, the Company's Board of Directors approved, the grant of 1,031,657 options convertible to 1,031,657 Ordinary shares of NIS 0.01 par value each, to its employees at an exercise price of $ 0.634 per share. 25% of the options shall vest at the end of the first year and the remainder shall vest over the following 3 years in 12 equal quarterly installments. The option shall expire 7 years after the day of grant.

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and directors included in the Company's consolidated statement of operations:

	Year ended December 31
	2009	2008

Research and development cost	41	37
General and administrative expenses	95	49

Total stock-based compensation expense	136	86

5.
As of December 31, 2009, there was $ 350 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and service providers under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 2 years.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-                 SHARE CAPITAL (Cont.)

6.	A summary of the Company's option activity related to options granted to employees, and related information for the year ended December 31, 2008 and 2009 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)

Outstanding at January 1, 2008	55,797	$2.23	5.2
Granted	61,192	$2.23	5.5
Forfeited	(12,018)	$2.23	-

Outstanding at December 31, 2008	104,971	$2.23	5

Exercisable at December 31, 2008	14,486	$2.23	5

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)

Outstanding at January 1, 2009	104,971	$2.23	5
Granted	1,031,657	$0.63	5.5
Forfeited	(37,739)	$2.23	-

Outstanding at December 31, 2009	1,098,889	$0.73	5.5

Exercisable at December 31, 2009	21,345	$0.23	4.5

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-                 TAXES ON INCOME

a.	Tax laws applicable to the Company:

According to the law, until 2007, the results for tax purposes were adjusted for the changes in the Israeli CPI.

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Since 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. Adjustments relating to capital gains such as for sale of property (betterment) and securities continue to apply until disposal. Since 2008, the amendment to the law includes, among others, the cancellation of the inflationary additions and deductions and the additional deduction for depreciation.

b.	Tax rates applicable to the income of the Company:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

The amendment is not expected to have a material effect on the Company's financial position and results of operations.

c.	Non-Israeli subsidiary: Non-Israeli subsidiary is taxed based on tax laws in its country of residence.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	Year ended December 31,
	2009	2008

Operating loss and deductions carry forwards	$8,531	$7,038
Reserves and allowances	-	16

Net deferred tax asset before valuation allowance	8,531	7,054
Valuation allowance	(8,531)	(7,054)

Net deferred tax asset	$-	$-

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-                 TAXES ON INCOME (Cont.)

As of December 31, 2009, the Company has provided valuation allowances of approximately $ 34,125 thousand in respect of deferred tax assets resulting from tax loss carry forwards and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carry forward and other temporary differences will not be realized in the foreseeable future.

f.	Loss before taxes on income consists of the following:

	Year ended December 31,
	2009	2008	2007

Domestic	(10,630)	(18,093)	(7,333)
Foreign	18	33	-

	(10,648)	(18,060)	(7,333)

The provision for income tax derives from reimbursement of the U.S. subsidiary's expenses by the parent company, which is taxable in the U.S..

g.	Net operating losses carry forward:

The Company has accumulated losses and deductions for tax purposes as of December 31, 2009, in the amount of approximately $ 34,000 thousand, which may be carried forward and offset against taxable income in the future for an indefinite period.

h.	Final tax assessments:

The Company's tax assessments through the 2005 tax year are considered final.

i.	No liability for unrecognized tax benefits was recorded as a result of implementation of ASC 740 (formerly FIN 48).

NOTE 8:-                 FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2009	2008	2007

Financial income:
Interest on bank deposits
	(2)	(177)	(122)

Financial expenses:
Interest and bank charges	3	3	3
Foreign currency translation differences	11	2	2
Interest related to Convertible loan	190	522	-

	204	527	5

	$202	$350	$(177)