Form 20-F/A
period 2009-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2010-04-13
CIK 315126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

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

Yes ☐   No ☒

EXPLANATORY NOTE

This Form 20-F/A is being filed by Elron Electronic Industries Ltd. (the “Registrant”) solely for the purpose of replacing the Report of Independent Auditors relating to the consolidated financial statements of the Registrant as of December 31, 2009 (the “Financial Statements”) contained in Item 18 of the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F) filed with the Securities and Exchange Commission on March 29, 2010 with a new report.  The new report is identical to the originally filed report, except that the new report clarifies that the Registrant’s consolidated financial statements were prepared in accordance with IFRS “as issued by the IASB.”  This Form 20-F/A consists of a cover page, this explanatory note, Item 18 (as amended) of the Form 20-F, the signature page, and the required certifications of the principal executive officers and principal financial officer of the Registrant.

Except for the replacement of the Report of Independent Auditors relating to the Registrant’s Financial Statements, no changes have been made to the Financial Statements, and the remainder of Item 18 of the Form 20-F is hereby incorporated by reference.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

PART III

Item 18.                      Financial Statements

    The consolidated financial statements of the Registrant, including the accompanying Report of Independent Auditors, follow the signature page of this Form 20-F/A

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 13, 2010	ELRON ELECTRONIC INDUSTRIES LTD.
	By:	/s/ Ari Bronshtein
		Name:	Ari Bronshtein
		Title:	Co-Chief Executive Officer

	By:	/s/ Zvi Slovin
		Name:	Zvi Slovin
		Title:	Co-Chief Executive Officer

	By:	/s/ Yaron Elad
		Name:	Yaron Elad
		Title:	Vice President & Chief Financial Officer

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the “Company") and subsidiaries as of December 31, 2009, 2008 and January 1, 2008, and the related consolidated consolidated statements of income, comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain associates, the investment in which, at equity, amounted to $ 40.4 million, $ 39.2 million and $ 32.7 million as of December 31, 2009, 2008 and January 1, 2008, respectively, and the Company’s equity in their earnings amounted to $ 5.6 million and $ 1.4 million for the years ended December 31, 2009 and 2008, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other the auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009, 2008 and January 1, 2008, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

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