Form 20-F
period 2010-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2011-03-10
CIK 315126

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
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
______________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  29,660,017

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

For the purpose of this Annual Report, the terms "group companies" and "companies in our group" collectively refer to subsidiaries, associates and other companies in which we have direct or indirect holdings through our wholly-owned subsidiaries, Elbit Ltd., or Elbit, and DEP Technology Holdings Ltd., or DEP, including DEP's 50.1% subsidiary, RDC Rafael Development Corporation Ltd., or RDC. Our ownership interests in our group companies reflected in this Annual Report represent our beneficial ownership interests in the outstanding shares of these companies as of December 31, 2010 unless otherwise expressly indicated. Our beneficial ownership interests in the preferred shares of these companies are represented on an as-converted-basis, unless otherwise indicated.  Except where expressly otherwise stated herein, our beneficial ownership interests do not take into account dilution due to the exercise of options and accordingly are subject to change as a result of the exercise  of such options. We have also indicated our direct holding and our share in the holding of RDC in a group company where applicable. The references in this Annual Report to the Statement of Financial Position items are as of December 31, 2010 unless otherwise indicated.

Please be advised that Information not required by this Annual Report on this Form 20-F has been included in order to make the disclosure more consistent with the information disclosed in the previous annual report under applicable US Securities Laws.

Forward-Looking Statements

This Annual Report includes certain "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and within the meaning of Section 32A of the Israeli Securities Law, 1968. The use of the words "projects," "expects," "may," "plans" or "intends," or words of similar import, identifies a statement as "forward-looking." There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties described in this Annual Report under "Item 3 – Key Information – Risk Factors," as well as those discussed elsewhere in this Annual Report and in our other filings with the United States Securities and Exchange Commission (the "SEC").

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

Group Companies Holdings Diagram

The following is a diagram of our holdings in our group companies, including the group operating companies held by us through DEP and RDC directly and describes our percentage interests in the outstanding share capital of our group companies (reflecting our holdings in ordinary shares and preferred shares on an as converted basis and not on a fully diluted basis):

100%
35%

Elbit Vision Systems Ltd.

Plymedia Inc.

Actysafe Ltd.

Starling Advanced Communications Ltd.

Atlantium Inc.

SyncRx Ltd.

BPT Ltd.

Jordan Valley Ltd.(1)

Given Imaging Ltd. (4)

Kyma Medical Technologies Ltd. (3)

Elbit Ltd.

Notal Vision Inc.

Aqwise Ltd.

RDC

BrainsGate

GigOptix, Inc

Safend Ltd.

Pocared Ltd. (2)

InnoMed Ventures L.P

Wavion Inc.

DEP

NuLens Ltd.

Enablence Technologies Inc.**

Elron Electronic Industries Ltd

8%

23%
32%
23%
28%
19%
18%
34%
26%
67%
100%
36%
50.1%
14%
100%
88%
9%
23%
23%
27%
5%
32%
6%

(1) To the best of our knowledge, Clal Electronic Industries Ltd., a company held by Clal Industries and Investments Ltd (“CII”) holds approximately 31% of Jordan Valley’s issued and outstanding share capital. CII is a subsidiary of IDB Development Corporation Ltd (“IDBD”)
(2) After the period covered by this Annual Report date and prior to the date of filing of this Annual Report, our holdings in Pocared’s issued and outstanding share capital increased to 37%. See Item 4 below.
(3) After the period covered by this Annual Report date and prior to the date of publication of this Annual Report, our holdings in Kyma’s issued and outstanding share capital increased to 65%. See Item 4 below
(4) Discount Investment Corporation Ltd. or DIC, our principal shareholder, holds approximately 16% of Given Imaging’s issued and outstanding share capital.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following selected financial data for the years ended and as of December 31, 2006, 2007, 2008, 2009 and 2010 are derived from our audited consolidated financial statements, of which the Statements of Financial Position as of January 1, 2008, December 31, 2008, 2009 and 2010, and for each of the years ended December 31, 2008, 2009 and 2010 appear later in this Annual Report and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. The first consolidated financial statements that were prepared in accordance with IFRS were our consolidated financial statements as of December 31, 2009. The selected consolidated statements of income financial data for the years ended December 31, 2006 and, 2007 and the balance sheet data as of December 31, 2006, are derived from our audited consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, not included in this Annual Report. You should read the following selected financial data together with "Item 5 – Operating and Financial Review and Prospects" of this Annual Report, "Item 8 – Financial Information" of this Annual Report and our consolidated financial statements together with the notes thereto included elsewhere in this Annual Report. Please see Note 22 to our consolidated financial statements with respect to the computation of basic and diluted net earnings (loss) per ordinary share.

Consolidated statements of income

(in thousands of U.S. Dollars ("U.S. Dollars", "U.S. $" or "$"), except share and per share data)

In accordance with IFRS:

	Years ended December 31
	2008	2009	2010
Income:
Sales of goods	$6,237	$9,904	$9,608
Gain from disposal of businesses and associates and changes in holding in associates, net	783	31,802	$160,010
Financial income	6,259	1,413	$2,739
	13,279	43,119	$172,357

Item 3.	Key Information (Cont.)

Consolidated statements of income (Cont.)

In accordance with IFRS

	Years ended December 31
	2008	2009	2010
Cost and Expenses:
Cost of sales	3,200	4,824	3,948
Research and development expenses, net	29,911	25,699	18,209
Selling and marketing expenses	7,525	8,985	6,551
General and administrative expenses	19,065	15,865	13,577
Equity in losses of associates, net	40,146	10,514	10,863
Amortization of intangible assets	1,061	1,416	1,484
Other expenses, net	257	2,230	3,136
Financial expenses	4,800	5,434	3,031
	105,965	74,967	60,799

Income (loss) before taxes on income	(92,686)	(31,848)	111,558
Taxes on income (tax benefit)	(32)	(2,453)	6,112
Net income (loss)	(92,654)	(29,395)	105,446
Net income (loss) attributable to Elron's shareholders	(71,834)	(14,304)	60,678
Net income (loss) attributable to non-controlling interest	(20,820)	(15,091)	44,768
Net income (loss)	$(92,654)	$(29,395)	$105,446
Net income (loss) per share attributable to shareholders:
Basic gain (loss) per share	(2.43)	(0.48)	1.98
Weighted average number of ordinary shares used in computing basic gain (loss) per share (in thousands)	29,650	29,650	29,655
Diluted gain (loss) per share	(2.44)	(0.49)	1.98
Weighted average number of ordinary shares used in computing diluted gain (loss) per share (in thousands)	29,650	29,650	29,666

Item 3.	Key Information (Cont.)

Consolidated statements of income (Cont.)

In accordance with U.S. GAAP

	Years ended December 31
	2006	2007

Income:
Net revenues	$12,863	$4,371
Equity in losses of affiliated companies	(17,740)	(20,416)
Gain (loss) from disposal of businesses and affiliatedcompanies and changes in holdings in affiliated companies, net	2,547	14,854
Other income (expenses), net	29,310	(3,214)
Financial income, net	4,051	3,945
	31,031	(460)
Costs and expenses:
Cost of revenues	6,625	2,233
Research and development costs, net	11,758	13,284
Marketing and selling expenses, net	4,717	2,802
General and administrative expenses	12,995	13,716

Amortization of intangible assets and acquired in- process- research and development write-off	18	2,306
	36,113	34,341

Item 3.	Key Information (Cont.)

Consolidated statements of income (Cont.)

In accordance with U.S. GAAP:

	Years ended December 31
	2006	2007

Income (loss) before taxes on income from continuing operations	(5,082)	(34,801)
Taxes on income	(1,110)	(7,544)
Net income (loss) from continuing operations	(6,192)	(42,345)
Net income (loss)*	$(6,192)	$(42,345)
Net income (loss) per share:

Basic -
Net income (loss) attributable to Elron's shareholders	$0.10	$(1.25)
Weighted average number of ordinary shares used in computing basic net income (loss) per share (in thousands)	29,532	29,619

Diluted -
Net income (loss) attributable to Elron's shareholders	$0.07	$(1.27)
Weighted average number of ordinary shares used in computing diluted net income (loss) per share in thousands)	29,624	29,619

* Reclassified according to ASC 810, "Consolidation" (originally issued as FAS 160).

Item 3.	Key Information (Cont.)

Consolidated Statement of Financial Position

In accordance with IFRS

	As of January 1,	As of December 31,
	2008	2008	2009	2010
	( in thousands of $)
Cash, cash equivalents and short-term and long term investments	$74,362	$17,507	$64,807	56,904
Assets held for sale	-	-	-	17,211
Investments in associate companies and in other companies and long term receivables	158,059	175,877	128,704	157,808
Total assets	243,426	219,579	213,080	250,338
Total current liabilities	22,056	20,095	25,937	14,782
Long term loans from banks and others	2,244	35,141	36,981	535
Long term loans from shareholders	-	6,176	16,737	-
Employee benefits	561	991	194	134
Total equity	212,656	146,051	122,093	219,493
Equity attributable to Elron's shareholders	209,613	139,506	126,469	195,921
Capital stock	208,338	209,558	209,968	214,806

In accordance with U.S. GAAP

As of December 31,
2006
( in thousands of $)
Cash, cash equivalents and short-term and long term investments	$128,733
Investments in affiliated companies and in other companies and long term receivables	168,607
Total assets	326,249
Total current liabilities	20,535
Long term loans from banks and others	2,113
Accrued severance pay and retirement obligations	2,089
Total equity*	299,984
Equity attributable to Elron's shareholders*	297,504
Capital stock	283,801

* Reclassified according to ASC 810, "Consolidation" (originally issued as FAS 160).

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Specific Risks Affecting Elron

If our cash resources are insufficient to finance our operations, we may be unable to obtain alternative sources of financing and consequently may be unable to invest in existing and new companies. Our financial resources are dependent upon the proceeds of sales of our holdings in our group companies, the sale of our shares of Enablence Inc (TSXV, ENA) or Enablence, or equity or debt offerings. If we do not have sufficient cash resources from exit transactions in our group companies, or from the proceeds from the sale of our Enablence shares, or through equity or debt offerings, we may be required to seek alternative sources of financing including loans from financial institutions or from our controlling shareholder, DIC, in order to continue our activities of investing in existing and in new companies. We can provide no assurances that we will be able to obtain these loans on satisfactory terms or at all as a result of which our financial condition and results of operation could be materially adversely affected

Our principal shareholder, Discount Investment Corporation, or DIC, has the ability to control our business and affairs. As of December 31, 2010, DIC beneficially owned an aggregate of approximately 50.46% of our ordinary shares and accordingly has the power to elect a majority of the members of our board of directors. Half of the members of our board of directors are officers or directors of DIC or its controlling shareholders or affiliates of its controlling shareholders. Furthermore, we entered into a Services Agreement with DIC pursuant to which, effective from May 1, 2009, we receive substantially all of our managerial and administrative services from DIC within the framework of which a vice president of DIC serves as our Chief Executive Officer. For more information see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders." Accordingly, DIC has the ability to control our business and affairs.

We have voluntarily delisted from the Nasdaq Global Select Market and at this stage we intend to seek to terminate our Exchange Act registration.  In view of the significant costs associated with maintaining a U.S. listing, our relatively limited number of U.S. holders of record and the fact that a substantial majority of the trading of our shares then occurred on the Tel Aviv Stock Exchange, or TASE, we voluntarily delisted our shares from the Nasdaq Global Select Market, or Nasdaq, on January 6, 2010. As a result of our delisting, we are now required to comply with reporting requirements in accordance with both Israeli and applicable U.S. securities laws. At this stage, we intend to terminate the registration of our shares under the Exchange Act as soon as permitted under SEC rules. The foregoing actions may have an adverse impact on the market price for our ordinary shares. If we are successful in terminating our Exchange Act registration, we will no longer be obligated to file reports with or furnish reports to the SEC, including annual reports on Form 20-F and reports on Form 6-K. After deregistration under the Exchange Act, we will continue to be governed by disclosure requirements under applicable Israeli law and regulations. For more information see Item 4 A "History and Development of the Company".

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

If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares taxed at ordinary income rates, rather than capital gain rates. Similar rules apply to distributions that are classified as "excess distributions". In addition, both gains upon disposition and amounts received as excess distributions could be subject to an additional interest charge by the United States Internal Revenue Service ("IRS"). A determination that we are a PFIC could also have an adverse effect on the price and marketability of our ordinary shares.

We believe that in 2010 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our analysis is based, among other things, upon certain assumptions and methodologies with respect to the values that we have used; our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we have held; and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.

There is no assurance that the IRS will not challenge our assumptions and methodologies. If the IRS were to challenge successfully such assumptions or methodologies, we may potentially be classified as a PFIC for 2010 or prior taxable years. Furthermore, there can be no assurance that we will not become a PFIC in the future. U.S. holders of our shares are urged to consult their tax advisors regarding the potential application and effects of the PFIC rules.

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

Risks Affecting Us and the Companies in Our Group

Ongoing uncertainty regarding the duration and extent of the recovery from the recent economic downturn and in global economic conditions generally has adversely affected and may continue to adversely affect our and our group companies' results and financial condition and could lead to impairment charges. Since the beginning of 2010, the economic recovery trend has continued in most financial and major capital markets worldwide and even more markedly in Israel, however, the ramifications of the financial crisis which developed in 2008 and continued in 2009 are still evident, including in stock prices and currency rates fluctuations, in the endurance of the credit squeeze experienced by various firms and various countries, and in significant uncertainty in economic activities. As a result, high-technology companies, such as our group companies, experienced and continue to experience difficulties in raising additional financing required in order to complete their development activities and/or grow their business as well as a decrease in the demand for their products. A continuation or worsening of unfavorable economic conditions could have an adverse impact on our or our group companies' business and ability to raise financing when needed as well as on our ability to sell holdings of our group companies. As a result of such adverse impact, we may in the future record impairment charges if the fair value of certain investments decrease below their carrying amount in other than a temporary manner. Accordingly, the economic slowdown has adversely affected and its ramifications may adversely affect our financial results and financial condition and could lead to us recording impairment charges.

Our financial results and financial condition are principally impacted by the results of operation of, and the value of our holdings in, our group companies, which are primarily concentrated in Given Imaging. As of December 31, 2010, the carrying amount of our holdings in our group companies (including investment in assets held for sale) represented approximately 59% of our total assets out of which the carrying amount of our holding in Given Imaging represented approximately 42%. If our group companies experience difficulties in the future, or if there are adverse changes in their fair value, our financial results and/or the value of our assets will be adversely affected, and we may need to write-down or write-off the carrying value of our holdings.

Our financial results significantly depend on the results of operations of our group companies, which continue to invest heavily in their development and of which most have generated losses. Our results of operations are directly impacted by the results of operations of our group companies accounted for under the equity or consolidation method. To the extent any of these companies have poor financial results or encounter difficulties in their operations, our financial results will be negatively impacted. Many of these companies are in the development stage and have not yet generated significant revenues, have incurred losses and have invested heavily in research and development and marketing of their products. We anticipate that the majority of these companies will continue to record losses in the future.

Our financial results and our cash reserves are directly impacted by our ability to conclude "exit" transactions at significant values, which has been made more difficult by the global economic downturn. Our financial results and cash reserves are directly impacted by our ability to conclude "exit" transactions for certain of the companies in our group. The impacts of the economic slowdown which was experienced in 2009 continue to adversely   affect our ability to effect exit transactions at significant values. If worldwide market conditions in the technology industry or other factors, including the continued impact of the downturn of the economy, do not permit us to conclude these types of transactions, our results and cash resources will be adversely affected.

 We compete with other entities for acquisition and investment opportunities. As part of our overall strategy, we pursue opportunities for acquisitions of, and investments in, Israeli companies and Israel-related technology companies. The success of a number of Israeli companies, has prompted potential investors to seek investment opportunities in Israel, which has allowed many Israeli high-technology companies to gain direct access to Israeli and foreign public securities markets and financial and strategic acquisition potentials. We compete for acquisition and investment opportunities with other established and well-capitalized entities. There can be no assurance that we will be able to identify acquisition or investment opportunities upon favorable terms. Our failure to effect further acquisitions or investments in the future may hinder our ability to grow and could harm our business, financial condition and results of operations.

We may face difficulties in our ability to dispose of our shares in companies in our group. We are subject to regulatory limitations, including lock up periods according to applicable securities laws, as well as contractual limitations, all of which may limit the possibilities for disposing of our holdings in our group companies. In addition, rights of first refusal, tag-along, bring along, veto rights and similar rights which may restrict transfer of shares may limit our ability to dispose of our shares in our privately held group companies.  Furthermore, due to the limitations of U.S. and Israeli securities laws, material non-public information in relation to our publicly traded group companies to which we may become exposed because of service of our members of personnel on the boards of directors of companies in our group, and contractual and legal limits on the tradability of the shares we own or control, may create difficulties in our ability to dispose of our shares in these companies in our group at a time and in a manner we deem suitable.

Our ability to invest in companies or conclude exit transactions may be adversely affected and/or prevented by anti-trust regulations both in Israel and abroad. The Israeli and international anti – trust laws may adversely affect and even prevent our or our group companies' ability to invest in companies or to execute exit transactions. Certain of these transactions may be subject to the approval of the General Director of the Israeli Anti-Trust Authority, or the General Director which approval may be refused or given with certain conditions. Due to the fact that IDBD, in 2010, after receiving the approval of the General Director, increased its shareholding through DIC and Clal Insurance Enterprise Holdings Ltd, or Clal Insurance, to more than 50% of our shares, any enquiry as to whether a transaction needs to be reported to or to receive the consent of the General Director will be more extensive in its scope taking into account other companies within the IDBD group of companies. In November 2010, the Israeli Antitrust Bill (Amendment No. 11), 5771-2010 was published proposing to allow the General Director to declare concentrated groups in low competition markets and to give directions to members of concentrated groups, inter alia, in respect of the removal of barriers of entry to the relevant market, and the removal of barriers of transfer among the various competitors in the market. Insofar as the proposed amendment shall become an act of legislation, and insofar that as a result thereof, restrictions shall be imposed on the activity of declared concentrated groups, this may also affect us and our group companies in light of IDB's control of us through DIC.

In addition, since our group companies may become involved in or be the subject of cross border transactions, foreign anti-trust approvals in the United States and Europe may also be required, which may in turn delay or prevent such transactions from taking place.

We may not receive the entire proceeds due to us from exit transactions of our group companies. During the execution of exit transactions, we, as shareholders of our group companies, and/or our group companies are often called upon to make representations and warranties to the acquirer about the relevant group company and to, under certain circumstances, indemnify the acquirer for damages should such representations or warranties prove to be inaccurate.  In addition, a portion of the sale proceeds is often held in escrow as security for the indemnification obligations, which may expose us to the risk of ultimately not receiving all or part of such portion of the proceeds should the representations and warranties prove to be inaccurate. Also, certain proceeds may be contingent upon future performance of such companies following the exit transaction and over which we have no control and accordingly, there is no assurance that such proceeds will be ultimately paid to us in full or at all. Should we not receive the entire proceeds due to us from exit transactions of our group companies in the circumstances described above, it may affect our results of operations and financial condition.

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

The market price of our ordinary shares is subject to fluctuations.  The market price of our ordinary shares has fluctuated significantly over time. The following factors, among others, may significantly impact the market price of our ordinary shares:

•	any worsening of the global economic condition;

•	the market price of our group companies that are publicly traded, in particular, Given Imaging;

•	low trading volume of our ordinary shares, which has decreased and may further decrease following our delisting from Nasdaq;

•
our group companies, their competitors or other third parties announcing technological innovations, new products, regulatory developments, new clinical data regarding current or future products or earnings or losses;

•	delays or failures in the development of products of our group companies;

•	periodic variations in results of operations of our group companies;

•	factors that generally affect the market for stocks of medical device and other companies;

•	political, economic or other developments affecting Israel and its region; and

•	quarter-to-quarter fluctuations in our financial results.

In particular, the market value of our shares in Enablence which we received as part of the consideration for the sale of our shares in Teledata (we received 30,832,101 shares, out of which 4,324, 817 shares are held in escrow), is subject to fluctuations. The shares of Enablence are publicly traded on the TSXV in Canada. These shares are recorded in the Statement of Financial Position with a current carrying amount of approximately $15.1 million as of December 31, 2010. The share price of Enablence is subject to fluctuation and any decrease in the market value of the shares may adversely affect our financial resources, the market value of our shares and our results of operations. Furthermore since the share price of Enablence is in Canadian dollars, we are exposed to fluctuation in the exchange rate of this currency. In addition, since we are not actively involved in the management of Enablence, we have no ability to influence the management of Enablence or its operations.

Many of our group companies may face difficulties in obtaining future financing on favorable terms or at all Many of our group companies are in the development stage and have extensive research and development and marketing costs and limited revenues, if any. In order to succeed, these companies may require additional capital to fund these costs. If these companies have difficulties obtaining financing from their current shareholders, which may also include additional investments by us in these companies, or from new financing sources, their continued operations may be at risk and such difficulties may materially adversely affect their results of operations and financial performance. This would also adversely affect our financial performance and results of operations.

Bank of Israel regulations limit our and our group companies' ability to borrow from Israeli banks. Bank of Israel regulations stipulate lending limits of Israeli banks to companies and individuals considered to be in an associate group, which effectively limit the amount available to companies within such group for borrowing from such banks. We and our group companies are part of the IDB group of affiliated companies, which is one of the largest groups of affiliated companies in Israel. The IDB group includes many Israeli companies that may require, or that hold ownership interests in companies that may require, extensive credit facilities from Israeli banks for the operation of their businesses. These regulations may result in difficulties for us and our group companies in obtaining or increasing bank financing, if required, from Israeli banks, and may affect their ability to make investments for which bank credit is required or to invest in companies that received large credit facilities from certain Israeli banks as well as their ability to conduct certain business activities in cooperation with parties who received such credit facilities.

Our results, and the value of our investments, are affected by volatility in the securities markets. Securities markets in general are volatile, even more so with the recent economic and financial crisis and its aftermath, and are particularly volatile for publicly traded high-technology companies, including companies that have a significant presence in Israel. Although the volatility of these companies' securities is not necessarily related to their operating performance, such volatility may result in these companies experiencing difficulties in raising additional financing required to effectively operate and grow their businesses as well as difficulties in executing exit transactions in these companies. These difficulties and the volatility of the securities markets in general and specifically following the recent economic and financial crisis have affected and may continue to affect our and our group companies' ability to realize our investments or to raise financing, which in turn may result in us having to record impairment charges.

There is no assurance that our subsidiary, RDC, will be able to continue to develop technologies and/or new companies. Our wholly-owned subsidiary, DEP, holds 50.1% of the outstanding shares and voting rights of RDC, which was established by DEP together with the predecessor of Rafael Advanced Defense Systems Ltd., or Rafael, pursuant to an agreement entered into in 1993. RDC has first rights to commercially exploit certain technologies of Rafael for the development of products for use in non-military markets. For more information, see "Item 10C – Additional Information – Material Contracts." Our ability to continue to grow and develop new technologies within RDC could be harmed, and our business, financial condition and results of operations could be adversely affected, if we are unable to realize the full potential value of RDC's agreement with Rafael as a result of any of the following:

•	Rafael does not cooperate with RDC in the realization of RDC's rights under the agreement;

•	Rafael or RDC does not identify existing technology, or Rafael does not develop new technology, that is identified suitable for being commercially exploited in non-military markets;

•	RDC does not reach agreement with Rafael on the terms of any commercial exploitation; or

•	RDC is unable to obtain continued financing from its shareholders or otherwise, if and when required; or

•	RDC faces difficulties in securing financial resources to support new and existing innovations.

Most of our group companies are dependent upon proprietary technology, which may be infringed by, or may infringe upon, the proprietary technology of others. Most of our group companies depend significantly on their proprietary technology for their success. Like many other technology companies, most of these companies rely on a combination of patent, trade secret, copyright and trademark laws, together with non-disclosure agreements, confidentiality clauses in their agreements, including employment agreements, and technical measures to establish and protect proprietary rights in their products. However, these legal means may not adequately protect our group companies' rights or permit them to acquire or maintain any competitive advantage. The process of issuing a patent may sometimes be lengthy and may not always result in patents issued in a form that will be advantageous to our group companies, or at all, and patents and applications for patents may be challenged, invalidated or circumvented by third parties. The life time of a patent is usually fixed for 20 years from the date of the filing of the application for registration of the patent. During the protection period, the patent holder is required, in certain countries, to pay periodic fees to maintain the rights in the patent. In some countries, there are special arrangements with respect to patents, in the framework of which the patent holder may, subject to the conditions set forth in the relevant legislation, apply for an extension of the patent period for an additional period of time over and above the original patent period. An extension application usually entails payment of fees and additional costs. There is no certainty that in the countries that allow an extension, it will indeed be granted at the end of the proceedings defined in the laws of such countries. In addition, there is no certainty that applications for the registration of a patent that shall have been filed by our group companies shall result in the registration of a patent and/or that there will be no attempts by third parties to challenge those patents registered by the companies, and even sue for the revocation thereof. In addition, the mere fact of a patent being registered does not prevent competitors of our group companies from manufacturing products which are identical to products of our group companies, but rather entitles patent holders to sue such infringing competitors for infringement of their registered patents.

Our group companies may not be able to enforce their proprietary rights under the laws of certain jurisdictions. Our group companies may not be able to successfully protect their technology because of, among other reasons:

•	Some foreign countries may not protect their proprietary rights as fully as do the laws of the United States;

•
Competitors of our group companies may be issued patents that will prevent our group companies from using technologies, designs or methods that our group companies would like to integrate into their products;

•	Enforcing their rights may be time consuming and costly, thereby diverting management’s attention and company resources;

•	Measures such as entering into non-disclosure agreements afford us and our group companies only limited protection;

•	Unauthorized parties may attempt to copy aspects of our group companies' products and develop similar products or to obtain and use information that they regard as proprietary; and

•	Competitors may independently develop products that are substantially equivalent or superior to our group companies' products or that circumvent their intellectual property rights.

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

 If our group companies do not adequately protect their intellectual property as described above, it could materially adversely affect their business, their financial condition and their results of operations and as a result, this could materially adversely affect our financial position and results of operations.

The technological fields within which our group companies operate involve a high level of riskand uncertainty. Penetration into the technological fields within which our group companies operate involves a high level of risk and uncertainty and requires the investment of considerable sums of money and time. Our group companies may fail in either the development of the products, manufacturing of the products, or obtaining the necessary approvals for commercializing the products. The research and development of each product in its respective technological field within which our group companies operate, particularly companies in the medical device field, takes many years and requires the employment of high quality development personnel. Every product development project entails many scientific and engineering complexities and extensive technological know-how is required for the development of the product. The absence of technological and business know –how and suitable technological infrastructure may lead to a delay or failure in the product development. In addition, there is also the risk that after completion of the development and approval processes, a competitor may have developed superior technology, which gives it a competitive advantage. Delays and difficulties or failures associated with new product introductions or product enhancements could materially adversely affect the financial condition and results of operations of these companies and, as a result, our financial condition and results of operation.

Many of our group companies experience intense competition. Many of our group companies experience competition from companies with significantly greater financial, technical, marketing and public relations resources, who have easier market access, better operational infrastructure, longer operating histories, larger installed client bases, greater name recognition, more established relationships and alliances in their industries and offer a broader range of products and services. As a result, these competitors may be able to respond more quickly to new or emerging technologies or changes in clients' requirements, benefit from greater purchasing economies, offer more aggressive products and services pricing or devote greater resources to the promotion of their products and services. If our group companies are unable to successfully compete, their businesses, financial condition and results of operations could be seriously harmed, and as a result could also negatively affect our financial condition and results of operations.

Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future and may be restrictive in their terms. Certain of our group companies participate in programs of the Office of the Israeli Chief Scientist, or (the OCS), and the Israel Investment Center, from which they receive grants of between 20% and 50% of the research and development expenses and other benefits for the financing of a portion of their research and development expenditures in Israel as relevant. In consideration for receiving a grant from the OCS, the company receiving the grant, or (the Recipient Company) is obligated to pay the OCS royalties from the revenues generated from the sale of  products (and related services) or services developed (in all or in part) according to, or as a result of, a research and development program funded by the OCS (at rates which are determined under the Israeli Encouragement of Industrial Research and Development Law, 1984 and related regulations, or the R&D Law, up to the aggregate amount of the total grants received by the OCS, plus annual interest (as determined in the R&D Law) and linkage to the Dollar. Any intellectual property developed using the OCS grants and any right derived therefrom must be fully and originally owned by the Recipient Company unless transfer thereof is approved in accordance with provisions of the R&D Law

 The terms of such OCS programs may restrict the ability of our group companies which received funds from the OCS to manufacture products and/or transfer know-how or technologies other than in Israel by Israeli residents (as further detailed below). The benefits available under these programs depend on our group companies meeting specified conditions. There is no assurance as to availability or the level of the OCS grants in the future.

The Recipient Company is subject to certain obligations under the R&D Law. The pertinent obligations are as follows:

•
Local Manufacturing Obligation: Products developed as a result of OCS funded R&D must, as a general matter subject to exclusions, be manufactured in Israel. The transfer of manufacturing capacity outside of Israel is subject to the OCS's prior written approval (except for the transfer of less than 10% of the manufacturing) and the payment of royalties at an increased rate (between 120% and 300% of the amount of the grant, less royalties already paid to the OCS). In January 2011 the R&D Law was amended to clarify that an increased royalties rate will be due even in those cases where the OCS approval for transfer of manufacturing capacity is not required

•
Know-How transfer limitation: The R&D Law restricts the ability to transfer out of Israel know-how funded by OCS. Transfer of such know-how out of Israel requires prior OCS approval and is subject to certain payment to the OCS calculated according to formulae provided under the R&D Law.

In the event that group companies which received grants from the OCS, request to manufacture outside Israel or to sell their knowhow or part thereof to a foreign entity, including within the framework of the sale of that company or its assets, the approval of the OCS will be required and this will involve additional payments to the State of Israel.

It should be noted that there is no assurance that our group companies will receive the required approvals from the OCS for any proposed transfer outside of Israel of technology and/or know-how developed with OCS funding, if such will be required.

The restrictions under the R&D Law will continue to apply even after our relevant group companies have repaid the full amount of royalties payable pursuant to the grants.

The restrictions, among others, may limit the ability of our group companies that receive grants to conclude transactions with international companies, including "exit" transactions. In addition, if our group companies fail to comply with the conditions imposed by the OCS, they may be required to refund the grants received immediately together with interest and penalties, and if they violate the provisions of the R&D Law, they may also be subject to criminal charges. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology funded through OCS programs and this may lead to additional royalties being payable on additional products. The aforegoing may materially adversely affect the financial condition and results of operations of our group companies and as a result, our financial condition and results of operations may be materially adversely affected.

In addition, the OCS is in the process of exploring the possibility of promulgating regulations to regulate the rules, including the consideration due to the State of Israel for the granting of licenses to use know-how developed as a result of research financed by the OCS. Such regulations may have an effect on us and our group companies having receiving Chief Scientist grants, in respect of the amount of their payments to the OCS for the grant of sub-licenses to third parties. As of the date of filing of this Annual Report, we are unable to assess the effect, if any, of the promulgation of such regulations on our group companies.

We and our group companies may have difficulty retaining key employees. The success of our group companies depends, in large part, on a limited number of key management, scientific and technical personnel. In addition, future success will depend, in part, on attracting and retaining highly qualified personnel. There can be no assurance that our group companies will be able either to retain present personnel or to acquire additional qualified personnel as and when needed. The loss of the services of key personnel of our group companies and the failure to attract highly qualified personnel may materially adversely affect our group companies' financial condition and results of operation and as a result, our financial condition and results of operation may be materially adversely affected.

 We also depend, inter alia, on attracting and retaining highly qualified personnel. There can be no assurance that we will be able to retain or attract optimally qualified personnel to provide such services to us, which could have a negative impact on our financial conditions and results of operation.

Certain of our group companies depend on international operations. Certain of our group companies depend on sales to customers outside of Israel. We expect that international sales will continue to account for a significant portion of these companies' revenues for the foreseeable future. As a result, negative changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause the business, financial condition and results of operations of these companies to be harmed and as a result negatively impact on our financial condition and results of operations. Some of the risks of doing business internationally include:

•	unexpected changes in regulatory requirements;

•	fluctuation of the New Israeli Shekel / U.S. Dollar representative rate of exchange;

•	inability of our group companies and their subcontractors to obtain export licenses;

•	imposition of tariffs and other barriers and restrictions;

•	burdens of complying with a variety of foreign laws;

•	political and economic instability;

•	changes in diplomatic and trade relationships; and

•	acts of terror.

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

Conditions in Israel may affect our operations and the operations of our group companies. We and most of our group companies conduct principal operations in Israel, and therefore are directly affected by the political, economic, and military conditions affecting Israel and the Middle East. In particular, we could be adversely affected by:

•	any major hostilities involving Israel;

•	a full or partial mobilization of the reserve forces of the Israeli army;

•	the interruption or curtailment of trade between Israel and its present trading partners;

•	a significant downturn in the economic or financial condition of Israel;

•	a significant downgrading of Israel's international credit rating;

•	labor disputes and strike actions; and

•	political instability.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel, including among others, periodic disruption of day-to-day civilian activity in different parts of Israel. Armed conflicts in recent years with both Hezbollah, a Lebanese Islamist Shiite militia group, and Hamas, a Palestinian Islamic Resistance Movement, have further strained relations between Israel and the Palestinians. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region could have a negative effect on our and our group companies' business and financial condition, harm our and our group companies’ results of operations and adversely affect our share price or the share prices of our group companies that are publicly traded. No predictions can be made as to whether or when a final resolution of the region's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development.

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

The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations.  To the extent that our group companies are based in Israel and have international operations, or operate only in Israel but conduct their business in different currencies, their revenues, expenses, assets and liabilities, are not necessarily in the same currency and therefore they are exposed to foreign exchange rate fluctuations. In particular, our functional currency, as well as that of most of our group companies, is the U.S. dollar. However salaries and related expenses, which comprise a significant portion of our, and most of our group companies expenses as well as expenses related to the DIC Service Agreement (See "Item 7 – Related Party Transactions – Major Shareholders") are denominated in NIS. The strengthening of the NIS against the U.S. has harmed and, if it continues, will harm our and our group companies' results of operations and cash resources.

Product liability claims could adversely affect the business results of our group companies, especially those operating in the medical device industry. Product liability is an inherent risk for our group companies operating in the medical device industry. A product liability claim, regardless of its merit or eventual outcome, could result in substantial costs to a group company and a substantial diversion of management attention. A product liability claim or any product recalls could also harm a group company's reputation and result in a decline in revenues. Substantial damages awards have been made in some jurisdictions against medical device companies based upon claims for injuries allegedly caused by the use of their products. There can be no assurance that a future product liability claim or series of claims brought against our group companies would not have a material adverse effect on their financial condition or the results of operations, or that coverage limits of product liability insurance would be adequate.  This in turn could have a material adverse affect on our financial condition and results of operations.

Product regulation may adversely affect the ability of our medical device group companies to bring new products to market or to continue to supply existing products to the market. Our medical device group companies are subject to strict government controls on the development, manufacture, labeling, distribution and marketing of products. They must obtain and maintain regulatory approval for their products from regulatory agencies before products may be sold in a particular jurisdiction. Each regulatory authority may impose its own requirements and delay or refuse to grant approval, even though a product has been approved in another country. Regulatory delays, the inability to successfully complete clinical trials, claims and concerns about safety and efficacy, new discoveries, patents and products of competitors and related patent disputes and claims about adverse side effects are only a few of the factors that could adversely affect the realization of product registration. Noncompliance with applicable regulatory requirements can result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar regulatory actions which could limit product sales, delay or halt product shipment, delay new product clearance or approval, and thereby materially adversely affect such group companies' financial condition and results of operations. This in turn could have a material adverse affect on our financial condition and results of operations.

Because the medical device industry is litigious, our medical device group companies are susceptible to intellectual property suits that could cause our medical device group companies to incur substantial costs or pay substantial damages or prohibit them from selling their products. There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether or not a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management's attention from the concerned company’s core business as well as result in the payment of damages or even prevent the concerned company from selling its products and accordingly could materially adversely affect our group companies' financial condition and results of operation and as a result this could also materially adversely affect our financial condition and results of operation.

If our medical device group companies are unable to obtain reimbursement coverage from third-party healthcare payors for procedures using their products, or if reimbursement is insufficient to cover the costs of purchasing their products, demand for their products may be adversely affected. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for products produced by our medical device group companies, or if reimbursement is insufficient to cover the costs of purchasing our medical device group companies' products or does not adequately compensate physicians and health care providers as compared with alternative procedures, our medical device group companies may be unable to generate sufficient sales to support their businesses. In addition, our medical device group companies could be adversely affected by changes in reimbursement policies of governmental or private healthcare payors to the extent any such changes affect reimbursement amounts or availability for procedures in which their products are used. Accordingly, this could materially adversely affect our group companies' financial condition and results of operations and as a result could also materially adversely affect our financial condition and results of operations.

Changes in legislation and government regulation of the healthcare industry, as well as third-party payors' efforts to control the costs of healthcare, could materially adversely the business of our medical device group companies. To the best of our knowledge, in reliance on publications, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act were signed into law in the United States. These laws, or the PPACA, introduce changes that are expected to impact the medical device industry. One of the principal aims of the PPACA as currently enacted is to expand health insurance coverage to approximately 32 million Americans who are currently uninsured. The consequences of these significant coverage expansions on the operations of our group companies are unknown and speculative at this point. The PPACA contains a number of provisions designed to generate the revenues which are necessary to fund the coverage expansions among other things. This includes new fees or taxes on certain health-related industries, including medical device manufacturers. It remains unclear how such provisions will impact current Medicare coverage and reimbursement or how new information will influence other third-party payor policies. We expect that the PPACA, as well as other federal or state health care reform measures that may be adopted in the future, could have a material adverse effect on our medical device group companies' results of operations and financial performance. This could also adversely affect our financial performance and results of operations.

The development of products by our group companies in the medical device field is dependent upon the success of clinical trials. The continued development of many of the products being developed by our group companies engaged in the medical device field, is dependent upon the performance of clinical trials and subject to, and contingent upon, the success of such trials at each one of the regulatory stages. The performance of clinical trials is dependent upon a variety of factors, including the ability to recruit appropriate candidates for such trials. A slower than expected pace of recruiting and/or a delay in recruiting candidates for the trials may derive from various factors, such as low incidence of patients meeting the trial’s criteria, competition between companies for the participation of the candidates in the trials, a change in candidates’ readiness to volunteer for the trial and lack of funds. Furthermore, the need for the consent of various clinical research bodies for the performance of the trials, receipt of the approvals for performance of the trials and the possibility of unexpected side effects of the held companies’ products may all constitute obstacles in the path to successful completion of the clinical trials, and may delay or even stop the continued performance of the clinical trials and lead to postponement of receipt of the approvals and permits as aforesaid. Therefore, it is impossible to know when clinical trials will be completed, if at all. Accordingly this could materially adversely affect our group companies' financial condition and results of operation and as a result could also materially adversely affect our financial condition and results of operations.

Risks Affecting Our Holdings in Given Imaging

The following risk factor sections have been condensed for the purposes of this Annual Report. The risks associated with Given Imaging are more fully described in documents filed by Given Imaging with the SEC.

The price of Given Imaging's shares could fluctuate significantly as a result of a number of factors, including varying quarterly financial performance or its failure to meet its guidance or the expectations of analysts or investors, which may lead to additional volatility in its share price. Given Imaging's ordinary shares commenced trading on the Nasdaq Global Select Market in October 2001 and on the TASE in March 2004. In 2010, the closing price of its shares has ranged from $13.61 to $23.61 per share on the Nasdaq Global Select Market and NIS51.33 to NIS87.80 on the Tel-Aviv Stock Exchange. The price of Given Imaging's shares could fluctuate significantly for, among other things, the following reasons: macroeconomic or general market conditions, future announcements concerning Given Imaging or its competitors, the existence and outcome of litigation concerning its intellectual property assets, changes in third-party reimbursement practices, regulatory developments, and new clinical or economic data regarding its current or future products and political and national security environment in Israel. In addition, it is Given Imaging's practice to provide guidance to the market as to its expected revenues and earnings per share based on information available to it at the time of the guidance. If Given Imaging's operating results do not meet its guidance or the expectations of securities analysts or investors, the price of Given Imaging's  shares would likely decline. In addition, based on Given Imaging's experience to date, Given Imaging believes that many of its customers delay purchasing its products until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from sales are concentrated at the end of each fiscal quarter making it difficult for Given Imaging to estimate the success of each quarter prior to its end. This may result in lower than expected quarterly revenues if external or other events cause potential customers to defer their purchasing decisions even for a short period of time. Furthermore, Given Imaging believes that demand for its products may be materially affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions due to summer vacations and patients are more likely to postpone less urgent medical procedures until later in the year. Both of these factors may result in slower sales during the summer. Share price fluctuations may be exaggerated by low trading volume and the concentration of ownership of Given Imaging's ordinary shares and changes in trading practices in its ordinary shares, such as short sales. Securities class action litigation has often been brought against companies following periods of volatility in the price of their shares. Any securities litigation claims brought against Given Imaging could result in substantial expense and divert management’s attention from its business.

If Given Imaging is unable to manufacture, market or sell any of its main products, its growth and profitability could be materially adversely affected. A substantial portion of Given Imaging's revenues to date has resulted from sales of the PillCam SB capsule and to a lesser extent from sales of the Bravo system and the high resolution manometry products of Sierra Scientific Instruments, LLC, or Sierra. Given Imaging expects that a majority of its revenues for the foreseeable future will continue to come from sales of the PillCam SB capsule. Sales of the PillCam SB capsule contributed $110.2 million, or 70% of its revenues in 2010, $110 million, or 78%, of its revenues in 2009, and $103 million, or 82% of its revenues, in 2008. If Given Imaging is unable to manufacture, market or sell any of its main products, and PillCam SB in particular, for any reason, including, for example, product recall, natural disaster, unavailability of components, hostilities in Israel or as a result of a legal action against Given Imaging, Given Imaging's revenue growth and profitability could be materially adversely affected.

Given Imaging's future growth depends in part on its ability to market the PillCam SB capsule for additional indications other than obscure gastrointestinal bleeding. The PillCam SB capsule has been cleared for marketing by the FDA for the visualization and detection of abnormalities of the small intestine. In recent years, sales of PillCam SB capsules have accounted for the significant majority of Given Imaging's revenues. To date, the PillCam SB capsule has been used primarily for detection of obscure gastrointestinal bleeding, or OGIB. Given Imaging's ability to expand the use of the PillCam SB capsule for the detection of additional small bowel indications, such as Crohn's disease, depends substantially on its ability to provide clinical evidence and economic analysis supporting such expanded use, its ability to educate and train its customers on these expanded use opportunities and its ability to obtain favorable and effective reimbursement coverage for the PillCam SB capsule for small bowel indications beyond OGIB. If Given Imaging is unable to expand the use of the PillCam SB capsule beyond OGIB, sales of the PillCam SB capsule may decline or not increase as it expects.

If Given Imaging does not successfully integrate the business of Sierra Scientific Instruments into its existing operational infrastructure, its revenue growth and profitability could be materially adversely affected. In April 2010, Given Imaging acquired Sierra Scientific Instruments, LLC, or Sierra. Given Imaging's operational plan includes integration of Sierra into its company-wide operations, including its IT infrastructure, sales administration, customer service functions, and migration of certain manufacturing operations from the United States to Israel and Vietnam. It is anticipated that this integration will reduce Given Imaging's overall operating expenses and increase margins. If Given Imaging does not effectively execute the integration, Given Imaging could experience delay or interruption in execution of business process, customer service or product production. This could result in loss of revenues and lower gross margin and profitability of the Sierra products.

If Given Imaging does not successfully integrate Sierra’s sales organization and international distribution channels into Given Imaging's regional business units, Given Imaging may lose market share and its revenues may decline. Given Imaging's commercial operations plan includes integration of Sierra sales and distribution activities into Given Imaging's regional commercial management organizations. This integration is intended to leverage existing management and resources to provide increased marketing exposure, sales territory coverage, and efficiencies of scale in Given Imaging's distribution channels outside the United States. The utilization of these resources and channels for the Sierra product line is  untested. If Given Imaging does not realize anticipated synergies either due to ineffective execution of the integration or by overestimation of their benefit, it may lose market share and its revenues and profitability from the Sierra products could decline.

If Given Imaging is unable to market and sell its PillCam COLON capsule its revenue growth could be materially adversely affected. Given Imaging does not have regulatory clearance to market and sell PillCam COLON in the United States or Japan and to date Given Imaging has had only limited sales of its PillCam COLON capsule in countries relying on the CE mark certification system. There can be no assurance that Given Imaging will be able to receive FDA clearance or the approval of the Japanese Ministry of Health, Labor and Welfare, or MHLW, for this capsule in the foreseeable future or at all or that the PillCam COLON will be accepted as comparable or superior to existing technologies for visualization of the colon. Given Imaging’s ability to market and sell the PillCam COLON successfully, depends on one or more of the following:

•	Given Imaging's ability to develop and introduce new technologies that will improve the clinical effectiveness of the PillCam COLON capsule;

•
Receipt of FDA marketing clearance in the United States or regulatory approvals in other countries such as Japan, Given Imaging cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, Given Imaging will be required to demonstrate that the PillCam COLON is safe and effective for its intended purpose;

•
The existence of clinical data sufficient to support the use of the PillCam COLON for visualization or screening of the colon as compared with other colon visualization or screening methods. If clinical trials indicate that PillCam COLON is not as clinically-effective as other current methods, or if the PillCam COLON procedure causes unexpected complications or other unforeseen negative effects, Given Imaging may not obtain regulatory clearance to market and sell this capsule or physicians may be reluctant to use it;

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

If Given Imaging is unable to achieve one or more of the above, it may not be able to market and sell the PillCam COLON capsule or the demand for the PillCam COLON may be lower than expected and its revenue growth could be materially adversely affected.

Acquisitions, launch of new products and other factors may have material adverse affect on Given Imaging's gross margins and profitability. The principal factors affecting Given Imaging's gross margins are the volume of sales of its disposable products, the sale prices, the product mix and the percentage of its sales made as direct sales. Given Imaging's average gross margins over the last three fiscal years were 75.5%. Given Imaging's gross margins in 2010 were 76.2%, compared to 76.6% in 2009 and 73.6% in 2008. There is no assurance Given Imaging will be able to maintain or increase its gross margins.  Given Imaging's gross margins may be materially adversely affected if it acquires products having lower gross margins than its current products, if Given Imaging launches a new product having lower gross margins than its existing products, if it reduces its prices due to promotional activities, competition or otherwise, or if its productivity declines for any reason. If Given Imaging's gross margins decline, its profitability may be materially adversely affected.

If Given Imaging is unable to establish a robust, high volume manufacturing process for PillCam COLON before obtaining regulatory clearance in the United States and/or Japan, it may not be able to meet demand for this product. To date, Given Imaging has been manufacturing its new PillCam COLON capsule in a fixture-assisted manufacturing process, which is sufficient to meet the current demand for this product that is not yet cleared for marketing in the large markets of the United States and Japan. This capsule includes several components that are based on new technologies and are difficult to manufacture and many are being supplied to Given Imaging by single source suppliers. If Given Imaging is unable to develop or purchase manufacturing equipment, expand the number of suppliers for components of the PillCam COLON capsule or establish a robust, high volume manufacturing process for this capsule, Given Imaging may not be able to meet demand for this capsule when demand increases, as it expects, if it is able to obtain regulatory clearances in the United States and/or Japan.

Given Imaging may lose market share and its revenues and gross margins may be negatively affected due to competition. Olympus Corporation has a competing capsule endoscopy system for the small bowel, which it is selling in the United States, Europe, Japan Australia and other countries. In addition, other companies from South Korea and China are selling capsule endoscopy systems for the small bowel in Europe, Asia and Australia and possibly other countries and may be selling these systems at a lower price than Given Imaging's price. Given Imaging also has a number of competitors in and outside the United States in the field of manometry and pH measurement competing with Given Imaging's Bravo and Sierra products. If Given Imaging is unable to compete effectively in the marketplace, Given Imaging may lose market share, experience delays in completing sales as a result of a longer decision making process among potential customers, or experience erosion of its gross margins as a result of price pressure.

Given Imaging faces competition from large, well-established manufacturers of traditional technologies for detecting gastrointestinal disorders, as well as from gastrointestinal products in general that compete for the limited capital expenditure budgets of customers. Competition for Given Imaging's capsule endoscopy products also comes from traditional technologies for detecting gastrointestinal disorders and diseases, such as traditional endoscopy and radiological imaging. The principal manufacturers of gastrointestinal endoscopes are Olympus, Hoya and Fuji Film. The principal manufacturers of equipment for radiological imaging are General Electric Healthcare Systems, Siemens Medical Solutions, a division of Siemens AG, Philips Medical Systems Ltd. and Toshiba Corporation. These companies have substantially greater financial resources than does Given Imaging, and they have established reputations as well as worldwide distribution channels for medical instruments to physicians. If Given Imaging is unable to convince physicians to adopt its capsule endoscopy products over the current technologies marketed, its results of operation may suffer.

In addition to competition from products performing similar clinical functions to Given Imaging's products, there is also competition for the limited capital expenditure budgets of customers. Another capital equipment item for gastroenterology may compete with Given Imaging’s products for the same capital budget, which is typically limited, and therefore the potential purchaser may be required to choose between the two items of capital equipment. If Given Imaging is unable to market its products more effectively than other products which could be purchased using the same budget as the Given System, Given Imaging may be unable to maintain its current growth rate.

If Given Imaging is unable to introduce new capsules and products for use in the gastrointestinal tract, its growth may be negatively affected. Given Imaging's objective is to expand the use of its capsule endoscopy and other products for a variety of indications. Given Imaging intends to develop and introduce new capsules and products. There can be no assurance that Given Imaging will be able to develop new products that will enjoy widespread market acceptance as superior to existing technologies for detection of abnormalities in other parts of the gastrointestinal tract or that can be used in other parts of the gastrointestinal tract. In addition, Given Imaging may be required to obtain FDA clearance in the United States and other regulatory approvals outside of the United States before commercially distributing the Given System for use in other parts of the gastrointestinal tract or introducing new products for use in the gastrointestinal tract. These regulatory processes can be lengthy and expensive, and Given Imaging cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, and in order to obtain reimbursement coverage for use of new products, Given Imaging may be required to conduct additional clinical trials to demonstrate the diagnostic and cost-effectiveness of these new products. If future clinical trials indicate that new products are  not as clinically-effective or as cost-effective as current methods, or that they may  cause unexpected complications or other unforeseen negative effects, Given Imaging may not obtain regulatory clearance to market and sell these new products or obtain reimbursement coverage, and its growth would be adversely affected.

Any disruption in the United States, the primary market for Given Imaging's products, may result in a material reduction in Given Imaging’s revenues and negatively affect its results of operations. Most of Given Imaging’s revenues since its inception have been generated from sales in the United States. Sales in the United States accounted for $97 million or 61% of its revenues in 2010, $89.7 million, or 63%, of its revenues in 2009 and $75.6 million or 60%, of Given Imaging's revenues in 2008. Any disruption to Given Imaging's market in the United States resulting from changes in management or the sales team of Given Imaging's U.S. subsidiary (Given Imaging, Inc.), adverse changes in reimbursement policies, new regulatory requirements, macro-economic changes and other events, many of which are outside Given Imaging's control, may result in a material reduction in its revenues and negatively affect its operating results.

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

Risks Affecting Our Holdings in Starling

There is no assurance that Starling will be able to meet production requirements. Starling has no experience in large scale production. As of the date of filing of this Annual Report, Starling's ability to manufacture its products is limited. Its inability to meet the requirements and the demand for its products in terms of production capacity, their quality and cost, may harm its sales. In addition, defects in the production process of Starling's products may lead to the return of the products to Starling, and may have an effect on the customer's decision in choosing to use Starling's products in the future.

There is no assurance that Starling will be able to successfully expand its business. It is Starling's intention to expand the scope of its commercial and business activity. Such growth requires Starling to make correct and efficient decisions regarding management and investment of resources, in professional manpower, in an operating system and other key matters. Starling does not have much experience with these matters, and therefore there is no certainty that it will be able to successfully and efficiently the handle expansion of its business and the demand for its products.

There is no assurance that Starling will be able to complete the development of its products Starling's success is dependent on its ability to complete the development of its products, to commercialize them and to produce them in accordance with its customers' technical requirements. There is no certainty that Starling will not encounter technological difficulties in addition to the difficulties described above. Starling's system relies on innovative technology and does not have a proven history of years-long activity in the field. So far, some of the tests and experiments performed by Starling were successful, but in some of them Starling encountered difficulties related to the products' meeting the performance criteria defined by its customers. There is uncertainty regarding Starling's ability to complete the development of the products according to the required timetables as well as uncertainty in respect of the scope of the additional costs required therefor. Furthermore, failure of the communication systems into which Starling's products are integrated to meet the FCC standards may harm the sale of Starling's products and adversely affect its results.

The fields in which Starling operates are characterized by significant research efforts and by many technological developments which may lead to increased competition.  The field in which Starling operates is characterized by significant research effort and by many technological developments. Development of technologies and products competing with Starling's products, mainly by well-established and reputable companies and/or companies with large economic resources, may harm the demand for its products, and there is no certainty that Starling will successfully and efficiently contend with its competitors. In addition, there are additional alternative technologies, some of which are owned by bigger and stronger companies than Starling, both from the operational and commercial aspect and from the financial standpoint, and are even more familiar with Starling's potential customers. If these competitors penetrate the field in which Starling operates, there is no certainty that Starling can successfully and efficiently contend with its competitors' abilities. Furthermore, in the commercial aviation market, making sales to airlines which are the end customer of Starling's products, is extremely difficult for companies which are not recognized due to airlines' strict quality requirements.

There is no certainty that Starling will succeed in raising the required resources to finance its operations. Starling requires additional finances for its operations.  There is no assurance that Starling will succeed in raising the required resources to finance its operations under acceptable or reasonable terms, or at all. If Starling does not raise additional sums of money, the continuation of Starling's activity may be at risk.

Starling's products are complex which may suffer from various defects and failure. Starling's products are complex and sophisticated products which may suffer from various defects and failures, some of which have not yet been located or identified. As a result, Starling may be liable for product defects and product liability both in the experimental stage and in the marketing stage. As of the date of filing of this Annual Report, Starling has product liability insurance for its aviation market products, but this insurance may not be adequate to cover all risks.

Below is a table grading the influence of the above described risk factors on the Company.

Risk Factor Influence on the Company
	Major Influence	Medium Influence	Minor Influence
Specific Risks Affecting Elron
If our cash resources are insufficient to finance our operations, we may have to seek alternative sources of financing.		✓
Our controlling shareholder, Discount Investment Corporation, or DIC, has the ability to control our business and affairs.	✓
We have voluntarily delisted from the Nasdaq Global Select Market and intend to seek to terminate our Exchange Act registration.			✓

We may be deemed to be an investment company under the U.S. Investment Company Act of 1940.			✓
If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.			✓
It may be difficult to serve process or to enforce a U.S. judgment against us, our directors and our officers.			✓
Risks Affecting Us and the Companies in Our Group
Ongoing uncertainty regarding the duration and extent of the recovery from the recent economic downturn and in global economic conditions generally has adversely affected and may continue to adversely affect our and our group companies' results and financial condition and could lead to impairment charges.
✓
Our financial results and financial condition are principally impacted by the results of operation of, and the value of our holdings in, our group companies, which are primarily concentrated in Given Imaging.
✓
Our financial results significantly depend on the results of operations of our group companies, which continue to invest heavily in their development and have generated losses.	✓
Our financial results and our cash reserves are directly impacted by our ability to conclude "exit" transactions at significant values, which has been made more difficult by the global economic downturn.
✓
We compete with other entities for acquisition and investment opportunities.	✓
We may face difficulties in our ability to dispose of our shares in companies in our group.	✓
Our ability to invest in companies or conclude exit transactions may be adversely affected and/or prevented by anti-trust regulations both in Israel and abroad.			✓
We may not receive the entire proceeds due to us from exit transactions of our group companies.		✓
Our market value significantly depends on the market values of publicly traded companies in our group.	✓
The market price of our ordinary shares is subject to fluctuations.	✓
Many of our group companies may face difficulties in obtaining future financing on favorable terms or at all.	✓
Bank of Israel regulations limit our and our group companies' ability to borrow from Israeli banks.			✓

Our results, and the value of our investments, are affected by volatility in the securities markets.	✓
There is no assurance that our subsidiary, RDC, will be able to continue to develop technologies and/or new companies.		✓
Most of our group companies are dependent upon proprietary technology, which may be infringed by, or may infringe upon, the proprietary technology of others.	✓
The technological fields within which our group companies operate involve a high level of risk and uncertainty.	✓
Many of our group companies experience intense competition.		✓
Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future and may be restrictive in their terms.			✓
We and our group companies may have difficulty retaining key employees.		✓
Many of our group companies depend on international operations.			✓
Conditions in Israel may affect our operations and the operations of our group companies.			✓
Our and our group companies' operations could be disrupted as a result of the obligation of personnel in Israel to perform military service.			✓
The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations.			✓
The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations.			✓
Product liability claims could adversely affect the business results of our group companies, especially those operating in the medical device industry.			✓
Product regulation may adversely affect the ability of our medical device group companies to bring new products to market or to continue to supply existing products to the market.	✓
Because the medical device industry is litigious, our medical device group companies are susceptible to intellectual property suits that could cause our medical device group companies to incur substantial costs or pay substantial damages or prohibit them from selling their products.
✓
If our medical device group companies are unable to obtain reimbursement coverage from third-party healthcare payors for procedures using their products, or if reimbursement is insufficient to cover the costs of purchasing their products, demand for their products may be adversely affected.
✓
Changes in legislation and government regulation of the healthcare industry, as well as third-party payors' efforts to control the costs of healthcare, could materially adversely the business of our medical device group companies.
✓
The development of products by our group companies in the medical device field is dependent upon the success of clinical trials.	✓
Risks Affecting Our Holdings in Given Imaging.	✓
The price of Given Imaging's shares could fluctuate significantly as a result of a number of factors, including varying quarterly financial performance or its failure to meet its guidance or the expectations of analysts or investors, which may lead to additional volatility in its share price.
✓
Risks Affecting Our Holdings in Starling		✓

Item 4.	Information on the Company

A.	History and Development of the Company

We are a high technology operational holding company that operates through subsidiaries and associate companies referred to as our group companies. Our current group companies include both publicly traded and privately held companies in various technology fields.

We were incorporated in Israel in 1962. In 1975, our ordinary shares were listed for the first time on TASE.  In 1981, our ordinary shares were listed for trading on the Nasdaq. Over the years, we conducted additional offerings on the TASE and Nasdaq. On January 6, 2010, we voluntarily delisted from the Nasdaq Global Select Market. Our ordinary shares continue to be listed and traded on the TASE, our principal trading market, and on the OTCBB.

Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off. In addition, some of our group companies grew out of our subsidiary, RDC, which engages in the application and commercial exploitation of technologies of Rafael developed for military purposes. For more information, see "Item 4B" below.

Our primary activity is our involvement in the management of our group companies, in which we maintain, in many cases, controlling or significant holdings. We take an active and long term role in the development and growth of our group companies. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees and active involvement in the principal aspects of their business to guide them through their long-term objectives. As a result, we are involved in matters of policy guidance, strategic planning, creating strategic partnerships, marketing, selecting and manning senior management positions, approving investments and budgets, development and operational guidance, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to our group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, determining the business plan, budgetary control and financial advice.

During 2009 and 2010, we continued to invest in and support our existing group companies, investing in fewer existing companies than in the past with the intent of focusing on such companies. We intend to continue to invest in new and existing companies.

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

The following are significant transactions and events which we and our group companies have completed or which took place since January 1, 2010, in chronological order:

•
Delisting and Transition to IFRS.  On January 6, 2010, we voluntarily delisted from the Nasdaq Global Select Market. We further intend, at this stage, to terminate the registration of our ordinary shares under the Exchange Act as soon as possible under SEC rules, thereby releasing us from our obligation to file annual and other reports with the SEC. Deregistration will be possible if either (1) the average daily trading volume, or ADTV of our ordinary shares in the United States has been no greater than 5% of the worldwide ADTV of our ordinary shares during a recent consecutive 12-month period or (2) on a date within 120 days before filing the deregistration form, our ordinary shares are held of record by less than 300 persons resident in the U.S. or less than 300 persons on a worldwide basis. We cannot project when and if such deregistration will take place.  Our ordinary shares will continue to be listed and traded on the TASE, our principal trading market. So long as we are listed on TASE we  will continue to make public reports with the Israeli Securities Authority and TASE, filed in Hebrew, in accordance with the Israeli securities laws and regulations including an annual report, filed with the Israeli Securities Authority simultaneously with this Annual Report and available at www.magna.co.il. In addition, our quarterly financial statements and any material event are reported in immediate releases in Hebrew and translated into English and filed with the SEC under Form 6K.

As a result of the delisting from Nasdaq and transition to reporting according to Israeli securities laws and regulations, commencing from our 2009 financial reports, we were required to change and accordingly changed our financial reporting principles from U.S. GAAP to IFRS. As permitted under the Exchange Act and the regulations promulgated thereunder, our financial statements included herein are prepared in accordance with IFRS (without reconciliation to US GAAP).

•
Investment in Nulens Ltd. In January 2010, NuLens completed a financing round of approximately $4.6 million, in which we invested $2 million. NuLens operates in the field of intra-ocular lenses, or IOLs, mainly for the treatment of cataracts, presbyopia and low vision. We hold approximately 35% of NuLens' outstanding shares.

•
Sale of investment in Galil Medical Ltd. In  March 2010, our Audit Committee and Board of Directors approved the transaction in which we, together with RDC and DIC (who together held approximately 42% of Galil) and certain other shareholders of Galil  entered into an agreement to sell all their respective holdings in Galil to certain other Galil shareholders for an immediate payment in the aggregate amount of approximately $1.33 million and for an additional contingent future payment, conditional upon certain future events occurring within 24 months from the consummation of the above transaction. The consideration was allocated among the selling shareholders proportionally to the number of Galil shares sold by each of them, irrespective of their class and liquidation preference. Accordingly, our and RDC's portion in the immediate payment was approximately $0.4 million and approximately $0.5 million, respectively. In April 2010, subsequent to the receipt of all required approvals, the transaction was completed. As a result of the sale, in the second quarter of 2010, we recorded a gain (attributable to the Company's shareholders) in the amount of approximately $0.5 million (a consolidated net gain of approximately $0.8 million). Galil Mediical is engaged in the production of medical devices for the treatment of benign and malignant diseases through cryotherapy.

•
Sale of Medingo Ltd. In April, 2010, a definitive agreement was executed for the sale of all of the shares of Medingo to F. Hoffman-La Roche Ltd. Medingo, which prior to the sale, was held 92% by us, including 84% by RDC, is developing an insulin patch pump aimed at improving the quality of life for people living with diabetes. The principal terms of the sale included, inter alia, the following: (i) upon completion of the transaction, the selling shareholders received consideration in the aggregate amount of $160 million, subject to certain adjustments, of which an amount of $29 million is held in escrow for a period of up to 24 months to cover mainly potential indemnification payments which may be due from the selling shareholders in connection with breaches, if any, of the sale agreement and certain potential future claims relating to Medingo, if any, (ii) the selling shareholders will receive gradual payments of additional contingent consideration of up to $40 million conditional upon Medingo achieving, gradually, over a certain period, certain operational milestones. Our and RDC's maximum potential indemnification obligations under the sale agreement are limited to approximately 110% of our respective parts of the total consideration amount except – with respect to each of us and RDC separately – in case of fraud or willful misconduct by us or RDC, respectively.

In May 2010, the sale was completed. As a result, in respect of the aforementioned sale:

i.
In accordance with Medingo's capital structure and the shareholders' rights to Medingo's capital, we and RDC received approximately $13.7 million and approximately $93.5 million, respectively, upon completion of the transaction. During the third quarter of 2010,  we and RDC additionally received approximately $0.2 million and approximately $1.5 million, respectively for certain adjustments to the initial consideration, and may receive in the future additional amounts of up to approximately $2.7 million and up to approximately $20 million, respectively, from the amount held in escrow in connection with the transaction for a period of up to 24 months, and up to approximately $3 million and up to approximately $29.2 million, respectively, out of the contingent consideration.

ii.
We recorded a net gain (attributable to the Company's shareholders) in the second quarter of 2010 in the amount of approximately $70.8 million (a consolidated net gain in the amount of approximately $124.7 million). An additional net gain (attributable to the Company's shareholders), currently estimated at an aggregate amount of up to approximately $13.9 million (a consolidated net gain of up to approximately $24.9 million) may be recorded at later stages, taking into consideration certain future events affecting the amounts we and RDC may receive from the contingent consideration. Our net gain amounts include our share of the net gain of RDC in respect of the aforementioned sale.

•
Sale of Teledata Networks Ltd. In April 2010, a definitive merger agreement was executed between Teledata, its principal shareholders, including us and Enablence, a foreign company, publicly traded on the TSXV which designs, manufactures and sells optical components and systems to a global customer base,  (for the sale, by way of merger, of all of the outstanding shares of Teledata to Enablence . Teledata, 21% held by us prior to the merger, provides innovative access products and solutions for both traditional and Next Generation Networks, or NGN, to telecom operators and service providers. The principal terms of the merger agreement include, inter alia, the following: (i) upon completion of the transaction, consideration was received in the aggregate amount of $50 million, including $10 million payable in cash, $10 million paid in non-tradable bonds of Enablence and $30 million payable in publicly tradable shares of Enablence. Of this consideration, shares of Enablence equivalent to $5 million were deposited in escrow for a period of up to 12 months to cover, mainly, possible indemnification which may become due to Enablence in connection with breaches, if any, of the merger agreement by any of the other parties thereto and possible future claims relating to Teledata, if any, (ii) upon completion of the transaction all outstanding shareholders' loans granted to Teledata by us (in the aggregate amount of approximately $0.8 million, and which are convertible into Teledata shares) were assigned to Enablence. The abovementioned consideration includes the consideration for such assignment, (iii) each of the principal shareholders shall only be liable for part of the indemnification amounts that may become due to Enablence, according to its share of the consideration, and will not be liable for any breaches of the merger agreement by any of the other principal shareholders. The liability of each principal shareholder for its representations and obligations to Enablence will be limited to its share of the aggregate consideration, while its liability for representations and obligations relating to Teledata shall be limited (except in certain matters) to each such shareholder's share of the consideration held in escrow described above, (iv) the shares of Enablence received as part of the consideration are subject to a lock-up period of 6 to 12 months commencing from the closing date of the transaction  of which   as of March 1, 2011 30% has been released from the lock up, and (v) on the closing date of the transaction, all shareholders' guarantees granted by the principal shareholders to Teledata, and all obligations their commitments to grant shareholders guarantees or collateral for loans to Teledata, were cancelled.

In June 2010 the transaction was completed. As a result, in respect of the transaction:

i.
In accordance with Teledata's capital structure and the shareholders' rights to Teledata's capital, we received aggregate proceeds of approximately $23.2 million, including approximately $3.0 million paid in cash, approximately $3.8 million paid in bonds of Enablence and approximately $16.4 million paid in shares of the Enablence based on their price on the TSX Venture Exchange on the closing date of the sale (of which Enablence shares representing approximately $2.3 million, based on their share price on the TSX Venture Exchange on the closing date of the transaction, are held in escrow for up to 12 moths).

ii.
Pursuant to the terms of the transaction, guarantees and commitments to grant guarantees which were provided in the past by us to Teledata in the aggregate amount of approximately $4.2 million were cancelled.

iii.	We recorded a net gain in the second quarter of 2010 in the amount of approximately $22.4 million.

•
Investment in Kyma Medical Technologies Ltd. In September 2010, we and Kyma signed an investment agreement according to which we invested $1 million in Kyma for 27% of Kyma's outstanding shares. Kyma is developing a remote, radar technology based, system for continuous monitoring of chronic heart failure, or CHF, to enable early treatment of pulmonary edema thereby reducing unnecessary hospitalization.  In January 2011, we exercised our right, pursuant to the investment agreement to invest an additional $4 million thereby increasing our shareholdings to 65% of Kyma's outstanding shares.

•
Repayment of Loans to Israel Discount Bank and DIC. In June 2010, our Audit Committee and Board of Directors approved in accordance with the Israeli Companies Regulations (Reliefs in Related Parties Transactions), 5760-2000, the prepayment of our entire debt to Israel Discount Bank Ltd.in respect of loans granted to us by the bank in the aggregate amount of $30 million (without incurring a prepayment commission), on the interest payment dates in respect of the debt, the last of which was in September 2010. Therefore, and pursuant to the terms of the loan agreements with DIC, upon repayment of our entire debt to the bank in September 2010, our entire debt in respect of the loans granted to us by DIC in the aggregate amount of approximately $17.5 million (including interest) was repaid as well (without incurring a prepayment commission). The average effective rate of interest paid to DIC and the bank was 4.63% and 1.67% respectively (without taking into account any increase in the consumer price index or any change in the NIS-Dollar exchange rate) per year. Upon repayment of our  entire debt to the bank, the pledge on 3,359,676 Given Imaging shares held by us in favor of the Bank, then representing approximately 11% of Given Imaging's outstanding shares, was removed.

•
Repayment of RDC bank loans. During June 2010, RDC's entire debt in respect of loans granted to it in the amount of $10 million by Bank Mizrahi Tefahot Ltd. was repaid (without incurring a prepayment commission). As a result of such repayment, the pledge on 2,467,334 Given Imaging shares held by RDC in favor of this bank, then representing approximately 8% of Given Imaging's outstanding shares, was removed.

•
Repayment of RDC Shareholder loans During June 2010, RDC's entire debt in respect of loans granted to it by its shareholders (us and Rafael) in the aggregate amount of approximately $32 million was prepaid (without incurring a prepayment commission), of which an amount of approximately $13 million was repaid to Rafaeland an amount of approximately $19 million was repaid to us.

•
RDC Dividend. In August 2010, RDC paid a special cash dividend in the aggregate amount of approximately $30 million. Our share of this dividend amounted to approximately $15 million. The balance of the dividend amount was distributed to Rafael.

•
Zvi Slovin resigns as Co- CEO. In June 2010, Dr. Zvi Slovin, resigned, at his instance and request, his position as our Co- CEO with effect from June 30, 2010. As a result, Mr. Ari Bronshtein became sole CEO of the Company.  Dr. Slovin remains employed by DIC and continues to provide us with business guidance and serves as a director of several group companies.

The following are the significant investments and divestitures that we and our group companies completed in 2008, 2009 and 2010 and including subsequent investments in the same group companies in 2011, in chronological order:

•
Investment in Medingo. In February 2008, Medingo received the second installment in the amount of $12.5 million out of the total amount of approximately $29 million raised in November 2007. As part of the financing round and in the aggregate, RDC invested $18 million, we invested $6.1 million (including $4.2 million resulting from the conversion of convertible loans previously granted to Medingo), and a U.S. venture capital fund together with other investors invested $5.1 million. As a result of the above transaction, we beneficially owned approximately 92% of the outstanding shares representing all outstanding shares of Medingo owned by us and RDC, or approximately 50% representing our direct holding and our concatenated share of the holding of RDC. In February 2009, then shareholders of Medingo signed a convertible loan agreement for extending to Medingo, loans in the aggregate amount of $5.5 million of which our share was $0.5 million and RDC's share was $4.6 million. In July 2009, then shareholders of Medingo, including us and RDC, granted Medingo an additional convertible loan in the aggregate amount of $8 million of which our and RDC's share was approximately $0.7 million and $6.7 million, respectively.

In January 2010, the shareholders of Medingo, including us and RDC, agreed to extend an investment in the aggregate amount of up to $5.5 million to Medingo, of which our and RDC's share was approximately $0.5 million and $4.6 million, respectively. During the first quarter of 2010, a payment in the aggregate amount of $3.5 million in respect of the investment was advanced, of which our and RDC's share was approximately $0.3 million and $2.9 million, respectively. During the second quarter of 2010, an additional payment in the aggregate amount of $1.5 million was advanced, of which our and RDC's share amounted to approximately $0.13 million and $1.3 million, respectively.

Investment in Wavion. In March and June 2008, we together with another shareholder of Wavion, in accordance with an agreement signed in August 2007, invested the second and third installments of a previous financing round. Each installment was in the amount of $3.2 million of which we invested in each approximately $2 million. In addition, simultaneously with the second installment, we together with the other shareholder purchased all the shares then held by a former shareholder in Wavion, of which we purchased 75% of such purchased shares. Following the above transactions, we held approximately 57% of Wavion's share capital on a fully diluted and on an as converted basis. As a result of the above, we commenced consolidating Wavion as of March 31, 2008.

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

In January 2010, we, together with another shareholder of Wavion granted Wavion a convertible bridge loan in the aggregate amount of $1.6 million, of which our share was approximately $1.4 million. This loan was converted as of December 31, 2010 into Series A Preferred Shares without any significant change to our shareholding.

In April 2010, we alone granted Wavion a convertible bridge loan in the aggregate amount of $2 million.

•
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

In July 2009, Impliant completed the recapitalization and a conversion of the first $5 million of the above loans into the most senior preferred stock of Impliant. During the period of July to September 2009, we, together with other then shareholders of Impliant, entered into investment agreements with Impliant, according to which an aggregate amount of $8 million (of which our share was $2 million), was invested in Impliant as a prepayment toward the purchase of senior preferred shares of Impliant. Following the above transactions, we held approximately 39% of Impliant's share capital on a fully diluted and on an as-converted basis. The financing round led to our de-consolidation of Impliant.

In August 2010, the Board of Directors of Impliant resolved to cease operations as a result of which in November 2010, we and the other major shareholders of Impliant transferred our respective shares in Impliant to a liquidator.

•	Investments in Pocared Diagnostics Ltd.

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

During September 2009, the shareholders of Pocared, including us, granted Pocared a convertible bridge loan in the aggregate amount of $2.2 million (of which our share was approximately $1.1 million). During December 2009, the shareholders of Pocared, including us, granted Pocared an additional convertible bridge loan in the aggregate amount of $3 million, of which our share was approximately $1.5 million. In June 2010, shareholders of Pocared, including us, granted Pocared an additional convertible bridge loan in the aggregate amount of $3.2 million (of which our share was approximately $1.4 million).

In January 2011, we together with other shareholders of Pocared, invested an aggregate of $5.8 million in exchange for Series F preferred shares of Pocared, of which we invested approximately $2.6 million. In addition, loans previously provided by shareholders in the amount of approximately $9.2 million, including $4.1 million provided by us, were converted into the same class of shares. In addition, the shareholders have the option at their discretion to invest up to an additional $11.2 million pro rata to their holdings of Pocared. Following our initial investment and conversion of our loan, our shareholding of Pocared increased to 34% on a fully diluted and on an as converted basis.

•
Tender Offer to Purchase Given Imaging Shares. In June 2008 we completed a tender offer to purchase 1,462,640 ordinary shares of Given Imaging, representing 5% of Given Imaging's issued outstanding shares, for $16.54 per share in the aggregate amount of $24.5 million (including approximately $0.3 million related costs). After the transaction, our direct and indirect concatenated (through RDC) holding in Given Imaging increased to approximately 27.8% of Given Imaging's issued and outstanding shares (or a 32.4% beneficial ownership). DIC holds 16.1% of Given Imaging. Therefore, we together with DIC and RDC held approximately 48.5% of the issued and outstanding shares of Given Imaging.

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

•
Purchase of convertible debentures of Starling. During October 2008, we purchased 7,638,323 convertible debentures of Starling (previously issued by Starling as part of its initial public offering on the TASE in June 2007) in private transactions and additional 10,139,455 convertible debentures as a part of partial tender offer for a total amount of approximately NIS 6.9 million and NIS 9.2 million respectively (then approximately $2.0 million and $2.4 million respectively). Subsequent to the abovementioned transactions, we beneficially owned approximately 62% of the outstanding convertible debentures.

•
Dividend Distribution by Given Imaging. In March 2009, Given Imaging distributed a special cash dividend of approximately $0.54 per share, or $16 million in the aggregate, of which our and RDC's share was approximately $3.7 million and $1.4 million, respectively.

•
Dividend Distribution by NetVision. In April 2009, NetVision (TASE: NTSN) (then held 15.24% by us) distributed cash dividends of approximately NIS3.08 and NIS0.86 per share, respectively (approximately $0.73 and $0.23, respectively as of date of declaration) or NIS90 million and NIS26.0 million, respectively (approximately $21.2 million and $7.0 million, respectively as of date of declaration), in the aggregate. Our share in the above-mentioned dividends amounted to approximately NIS14.2 million and NIS4 million, respectively (approximately $3.4 million and $1 million, respectively, as of date of payment).

•
Sale of 3DV. In June 2009, 3DV, in which we beneficially owned approximately 51% of the outstanding shares representing all the shares owned by us and RDC (or approximately 36% representing our direct holding and our concatenated share of the holding of RDC) completed the sale of substantially all of its assets to a third party and entered into voluntary liquidation. 3DV repaid all of its outstanding loans and distributed some of the liquidation proceeds of which we and RDC received approximately $3.1 million and $3.7 million, respectively. As a result of the sale of 3DV’s assets, we recorded a gain of approximately $6.1 million in 2009. In the third quarter of 2010, the balance of the consideration in the amount of $0.4 million and $0.6 million then held in escrow was released and paid to us and RDC respectively resulting in us recording an additional gain of approximately $1 million in the third quarter of 2010.

•
Sela Semiconductor Engineering Laboratories Ltd. In September 2009, Camtek Ltd. an Israeli company publicly traded on the NASDAQ and the TASE: CAMT, acquired the entire share capital of SELA, in which we beneficially owned approximately 75% of the outstanding shares representing all the shares owned by us and RDC (or approximately 50% representing our direct holding and our concatenated share of the holding of RDC). As consideration for the shares, Camtek will pay SELA's selling shareholders contingent future payments in the aggregate amount of up to $9.5 million, depending on SELA's future revenues, of which our and RDCs portions are estimated to be up to $1.8 million and $4.5 million, respectively. To date, we and RDC have received $0.07 million and $0.17 respectively on account of such future payments. As a result of the transaction we recorded a gain of approximately $1.1 million in 2009 and an additional gain in the fourth quarter of 2010 of $1 million.

•
Sale of NetVision Ltd. In October 2009, we completed the sale of our holdings in NetVision, then representing 15.24% of NetVision to our associates, DIC and Clal Industries and Investments Ltd., or CII, in consideration of an aggregate amount of NIS 228.7 million (then approximately $60.7 million). DIC and CII are both majority-owned subsidiaries of IDBD. As a result, we recorded, in the fourth quarter of 2009, a gain of approximately $21.9 million.

•
ChipX Inc. In November 2009, ChipX, then 28% held by us, completed a merger with GigOptix Inc, or GigOptix., a U.S. company traded "over-the-counter" in the United States (GGOX.OB), pursuant to which the shareholders of ChipX received 40% of the shares of the merged company, constituting about 26% of the total shares on a fully diluted basis, of which we own 8.71% on an issued and outstanding basis. As a result of the merger, we recognized a gain of approximately $1.5 million during the fourth quarter of 2009. These shares were subject to a lock up which ended on January 2, 2011. During the first quarter of 2011, we sold approximately 450,000 shares of GigOptix in open market sales for approximately $1.3 million as a result of which we will record, in the first quarter of 2011 a gain in the amount of $0.4 million.

•
Loans to Starling. In December 2009, we and RDC signed a loan agreement to provide Starling with a loan in the aggregate amount of $3.9 million, of which our and RDC's share is approximately $1.8 million and $2.1 million, respectively. The total loan amount was granted to Starling in a single installment during January 2010.

In March 2010, we and RDC signed an additional loan agreement to provide Starling with a loan in the aggregate amount of $7.8 million, of which our and RDC's share is approximately $3.6 million and $4.2 million, respectively. During the second and third quarters of 2010, payments in respect of the total loan amount were advanced to Starling by us and RDC.

In August 2010, we and RDC signed an additional loan agreement to provide Starling with a loan in the aggregate amount of $7 million, of which our and RDC's share was approximately $3.3 million and $3.7 million, respectively. During August 2010, payments in the amount of approximately $1.4 million and $1.6 million in respect of the loan were advanced to Starling by us and RDC, respectively. During October and November 2010, payments in the amount of approximately $1.9 million and $2.1 million in respect of the loan were advanced to Starling by us and RDC, respectively. In January 2011, we and RDC signed an additional loan agreement to provide Starling with a loan in the aggregate amount of $1.5 million, of which our and RDC's share is approximately $0.7 million and $0.8 million, respectively. During February 2011, payments in respect of the total loan amount were advanced to Starling by us and RDC.

B.	Business Overview

We operate in one field of activity (considered one reportable segment, in accordance with IFRS 8, Segments), namely the investment in and increasing the value of companies engaged in various technology fields and realizing such investments through exit transactions or public offerings.

The description below presents details regarding our holdings in main group companies (including through RDC). It should be noted that, in addition, we have less than 10% holdings in other companies as well as companies in the process of undergoing liquidation.

From our point of view, a main company is a company that is significant from our perspective because it meets one of the quantitative or qualitative criteria which were adopted by us as specified below:

(a)
Qualitative criterion – a company is a main company from our perspective, even though it does not meet our quantitative criterion below, due to our significant investment commitments therein, significant risks and exposure in connection with an investment therein, the potential inherent in the investment therein from the management’s perspective, significant value (current or potential) of our holding therein .

(b)	Quantitative criterion – a company in which the total investment on our Statement of Financial Position exceeds 10% of our equity.

From among our group companies, as of the period covered by this Report, the following companies: RDC, Given Imaging, NuLens, Pocared, Starling and Brainsgate meet at least one of the criteria specified above, and are therefore deemed as main group companies. The above list may change from time to time due to changes as a result of the sale of a company, investments in companies or decrease in value of investments.

Following are details regarding our holdings in our group companies (including, through RDC). We also hold additional holdings of less than 10% in companies undergoing liquidation procedures.

Company name	Field	Method of Accounting in Elron's Financial Statements	Elron's and RDC's right to appoint directors	Percentage of shareholdings and voting rights	Percentage holding fully diluted shareholding and voting rights
ATLANTIUM TECHNOLOGIES LTD	Clean technology	Equity Method	Two directors (out of eight directors) 1	23.44%	20.22%
AQWISE - WISE WATER TECHNOLOGIES LTD	Clean technology	Equity Method	Three directors (out of ten directors) 2	34.03%	29.95%
ACTYSAFE LTD	Motor Vehicle Safety	Consolidated	five directors (out of five directors) 3	100%4	85% 4
RDC	Holding company	Consolidated	Four directors (out of seven directors)	50.1%	50.1%
B.P.T. BIO-PURE TECHNOLOGIES LTD.	Clean technology	Investments available for sale	one director (out of seven directors)	17.45%	15.88%
BRAINSGATE LTD	Medical devices	Equity Method	one director (out of seven directors)	23.28%	20.83%
JORDAN VALLEY SEMICONDUCTORS LTD	Semiconductors	Investments available for sale	one director (out of six directors)	18.83%	17.56%

Company name	Field	Method of Accounting in Elron's Financial Statements	Elron's and RDC's right to appoint directors	Percentage of shareholdings and voting rights	Percentage holding fully diluted shareholding and voting rights
GIVEN IMAGING LTD.	Medical devices	Equity Method	Public company two directors (out of nine directors who serving on the date of the report) are officeholders of Elron	31.73% 5 (8.92% by RDC)	26.10%5 (7.34 % by RDC)
WAVION LTD	Communications technology	Consolidated	three directors (out of five directors	66.96%	54.91%6
NOTAL VISION LTD	Medical devices	Investments available for sale	One director (out of seven directors)	22.63%	17.29%
NULENS LTD	Medical devices	Equity Method	Two directors (out of nine directors)	34.74%	30.10%
STARLING ADVANCED COMMUNICATIONS LTD	Communications technology	Consolidated	Public company. three directors (out of 9 directors who serve on the date of the report) serve on Starling's board of directors are office holders of Elron7	68.05% 5 (36.44% by RDC)	59.83% 5 (30.48 % by RDC)
SAFEND LTD	Information technology	Equity Method	one director (out of five directors)	25.61%	20.25%
SYNC-RX LTD	Medical devices	Consolidated	Three directors (out of five directors) 8	43.82% (87.47% byRDC) 4	39.13%4 (78.10% by RDC)
POCARED DIAGNOSTICS LTD	Medical devices	Equity Method	one director (out offour directors) 9	31.51%	30.32%
PLYMEDIA ISRAEL (2006) LTD	Internet technology	Equity Method	one director ( out of five directors)	27.55%	21.84%
KYMA MEDICAL TECHNOLOGIES LTD	Medical devices	Equity Method	2 directors (out of 4 directors) 10	27.32%	20.00%

1	Only one director was actually appointed by Elron.

2	Only two directors were actually appointed by Elron.

3	Four directors were actually appointed by RDC.

4	Company only held by RDC.

5	Direct percentage of holdings by Elron and 100% of RDC''s percentage of shareholdings and voting rights.

6	Convertible loans not take into account, since the amount of the shares issuable upon conversion is not known in advance.

7
Elbit Systems Ltd. is also a shareholder of Starling. According to an agreement between Elron, RDC and Elbit Systems Ltd., Elron and RDC have undertaken to support the appointment of one director nominated by Elbit Systems Ltd. on Starling's Board of Directors.

8	Two directors were actually appointed by RDC.

9
Subsequent to the period covering this Annual Report, we received the right to appoint an additional director on Pocared's Board of Directors, such that we have the right to appoint two (out of six directors). For additional details, see Item 4 above.

10
Subsequent to the period covering this Annual Report, Kyma became a consolidated company, as our shareholdings on Kyma increased to 65% and we received the right to appoint an additional director on Kyma's Board, such that we have the right to appoint three directors (out of five directors). For additional details, see Item 4 above.

RDC

RDC, a private company, incorporated in Israel, was established by DEP together with the predecessor of Rafael Advanced Defense Systems Ltd., or Rafael, pursuant to an agreement entered into in 1993. DEP holds 50.1% of the outstanding shares and voting rights of RDC, while Rafael holds the remaining 49.9%.

RDC establishes and develops companies based on the technologies of Rafael developed for military purposes. RDC has first refusal rights to commercially exploit certain technologies of Rafael for the development of products for use in non-military markets. For more information, see "Item 10C – Additional Information – Material Contracts".

RDC seeks to identify technological projects in diverse fields such as medical devices, communications technology, motor vehicle safety and others that will make use of technologies developed by Rafael for military uses, for non–military purposes. Following identification of such projects, RDC develops the relevant technologies in order to adapt them for commercial use, initially by utilizing its own management and funding resources, thereafter by spinning off activities into independent companies and at later stages from external funding. Rafael also grants these companies licenses to use the technologies developed by Rafael and used by these companies.

Following is a brief review of the companies held by RDC, as of the end of the period covered by this Annual Report:

Sync- Rx

RDC holds approximately 87% of Sync-Rx's outstanding shares. Sync-Rx develops medical devices designed to improve the efficacy, safety and simplicity of heart catheterizations. Sync-Rx has developed a system to improve stabilization of the catheterization system image. Sync-Rx's system is an add-on to existing imaging and tools that are in use at catheterization labs. During 2010, Sync-Rx's system was cleared for marketing both by the EMA and the FDA and is in clinical-trial use at a number of locations in Israel and the United States. In addition, Sync- Rx is developing a disposable non-invasive device to improve the precision in the placement of a stent. Since its inception and through the end of the period covered by this Annual Report, approximately $7.65 million dollars has been invested in Sync-Rx, all by RDC.

ActySafe

RDC holds 100% of ActySafe's outstanding shares. ActySafe is developing a short range radar-based sensor for safety uses in the automotive industry. During 2010, ActySafe signed a renewed agreement for cooperation and development with a leading car manufacturer pursuant to which the car manufacturer will participate in part of the funding of the development activities as well as in assisting in the definition of ActySafe's product in exchange for the exclusive marketing rights of the developed product for a certain period commencing from its launch date. Since its inception and through the end of the period covered by this Annual Report, approximately $1.9million were invested in ActySafe, of which approximately $1 million were invested by RDC.

RDC holds approximately 9% of the issued and outstanding shares of Given Imaging and approximately 36% of the issued and outstanding shares of Starling. For more information regarding the investment in the RDC held companies, Given Imaging and Starling, see this Item 4B below. In addition, RDC holds shares in certain inactive companies and/or companies under voluntary liquidation.

For more information regarding the sale of RDC's interests in Medingo and Galil Medical, see Item 4 above.

For more information regarding the repayment of RDC's loans to Mizrahi-Tefahot Bank and to its shareholders, see Item 4 above.

In August 2010, RDC distributed a special cash dividend of $30 million, of which Elron received approximately $15 million.

We have made available a portion of our leased office space and other office facilities to RDC for an annual amount of approximately $0.1 million.

As of December 31 2010, RDC has 7 employees. For more information regarding the employment termination of the former CEO of RDC see Item 8A Financial Information – "Dispute with Former CEO of RDC".

RDC estimates that its existing resources are sufficient to fund its and its group companies' and projects' operations, and to fund any investments it may carry out based on its estimates at December 31, 2010 in existing and new companies for at least the next 12 months.

1.	Group Companies Operating in the Medical Devices Field

Life Cycle of Medical Device Companies

Based on our knowledge and the data in our possession as of the end of the period covered by this Annual Report, generally and in principle, companies seeking approval for the marketing of medical devices are required to undergo various stages of development and regulatory approval process before marketing the product, including a series of clinical trials, as specified below, it being noted that there may be changes in the steps and/or additional steps in accordance with the specific circumstances of each company and its products:

(i)	Proof of technological feasibility – at this stage, preliminary tests are performed, the purpose of which is to prove the effectiveness of the technology.

(ii)	Prototype design – at this stage, ex-vivo experiments and other experiments are usually performed for the purpose of development of the device and determination of its effectiveness.

(iii)
Preclinical studies – at this stage, testing is usually performed on animals, the purpose of which is to examine the safety and effectiveness of the device before testing it on humans. Based on the results received from these tests, the clinical end-point is determined, according to which the effectiveness of the device in the clinical trials will be determined. In addition, on the basis of the results received from these tests, the regulatory strategy is determined according to which the company will act for the purpose of receiving regulatory approval to market the device.

(iv)	Clinical trials – at this stage, trials are performed on humans, and it includes several sub-stages:

a.
Trials for the purpose of completion of development of the device – at this stage trials are performed, the purpose of which is the completion of development of the device, on issues such as the device’s stability, the consistency of its features and others. At this stage, for the first time, feedback is received on the device from doctors and sampled patients making use thereof.

b.	Trials for the purpose of proving the safety of the device – at this stage, and as part of the regulatory process, trials are performed for the purpose of proving the safety of the device.

c.
Trials for the purpose of proving the effectiveness of the device – in accordance with the selected regulatory process, the company may be required to perform trials the purpose of which is to prove the effectiveness of the device. The effectiveness of the device is proven in accordance with the clinical end-point which was determined in the preclinical studies as aforesaid, and which will later be used, if and when the device shall be approved for marketing, to determine the manner of reimbursement by government bodies and/or insurance companies.

(v)
The filing of an application for approval to market the device – after receiving positive results in the clinical trials proving the safety and effectiveness of the device (in accordance with the regulatory requirements), the company, at this stage, applies to the relevant regulatory body for approval to market the device, such as the U.S. Food and Drug Administration, or the FDA or the European Medicines Agency, or EMA as described below).

(vi)
Commercialization of the device – in the event that the regulatory body in a particular country approves the device for marketing, the company will be entitled to market it in such country. The extent of the reimbursement for the cost of the device by government bodies and/or insurance companies may, in some cases, affect the sales potential of the device.

Regulatory Process.

Approval for marketing of medical products is subject to stringent standardization review and requirements on this issue in various countries worldwide, including in the State of Israel. The regulatory proceedings for receipt of the necessary approvals comprise various stages; the developing company being required, at every stage, to meet the conditions and criteria of the relevant health authorities such as the Ministry of Health in Israel, the FDA, or the EMA.  Approval granted by a regulator in one country does not ensure that approval will be received by a regulator in another country. However, approval which is granted by a regulator which is deemed to be more stringent (the U.S. or Western Europe) will usually facilitate receipt of approvals elsewhere in the world. The process of receiving the necessary regulatory approvals in each of the countries involves significant expenses, including the appointment of a local representative and investment in skilled and professional manpower, and lasts for a relatively long period of time, up to several years, mainly in countries with stringent standards.  However, in countries with less stringent requirements, the process may take a significantly shorter period of time. Set forth below is a concise review of laws and regulations to which the held companies engaging in the medical device field are subject:

1.
CE Marking (“CE Standard”) for the marketing of a medical device in Europe – To the best of our knowledge and in reliance on publications, the CE standard granted by the EMA for products, which constitutes a manufacturer’s declaration whereby the product meets the mandatory criteria and the technical specifications of the relevant authorities such as health, safety and environment. For the purposes of testing the medical device’s compliance with the required standards, tests are carried out on the medical device, in the framework of which the technical characteristics of the medical device and the manufacturer’s quality control systems are tested, such that at the end of the process, the manufacturer is awarded the CE standard required for the sale thereof. To the best of our knowledge, and in reliance on publications, conducting human clinical trials in Europe is under the supervision of the Ethics Committee, an independent body in a member state of the European Union, whose responsibility it is to protect the rights, safety and wellbeing of human subjects involved in a clinical trial by, among other things, expressing an opinion on the clinical trial protocol, the suitability of the investigators involved in the trial and the adequacy of facilities and other things.

2.
Procedure for receipt of FDA approval for the marketing of a medical device in the United States. – To the best of our knowledge and in reliance on publications, the FDA is a federal American organization whose role is to protect the American public’s health through the establishment and enforcement of a high product standard and through various regulatory requirements, which will ensure the safety and effectiveness of products such as drugs which are intended for human and veterinary use, biological products and medical devices. FDA requirements include, inter alia, the manufacturing of the medical devices in accordance with quality assurance regulation, receipt of scientific reports on the medical devices, the appointment of an American agent and provision of an opportunity for FDA representatives to supervise the manufacturing procedure at the plant. FDA approval for a medical device is granted according to compliance with several conditions of the relevant proceeding. The Premarket Notification 510(K) proceeding is a relatively short proceeding during which it is demonstrated to the FDA that the medical devices for which the approval is sought are equivalent, from the point of view of safety and efficacy, to other products from various fields which are marketed lawfully in the U.S. and are not subject to a Premarket Approval, or PMA, proceeding. PMA is the FDA process of scientific and regulatory review to evaluate the safety and effectiveness of certain devices, either for which there is no predicate device, or due to the level of risk associated with such devices. For such devices, FDA has determined that general and special controls alone are insufficient to assure their safety and efficacy. The PMA proceeding requires, inter alia, clinical trials at a larger scope which may extend the period of time until receipt of regulatory approvals and increase the costs required therefor.  In addition, a condition for conducting human clinical trials within the framework of the application procedure for FDA approval is the receipt of an investigational device exemption, or IDE, from the Institutional Review Board, or IRB. If the use of the medical device may involve a significant risk, the IDE must also be approved by FDA. Approval is required both from FDA and the IRB in order to initiate the study.

3.
Procedure for receipt of the approval of the Ministry of Health for the marketing of a medical device in Israel.  To the best of our knowledge, in reliance on publications, a medical device company requires the approval of Israel's Ministry of Health's Unit for Medical Means and Devices or MOH Medical Devices Unit, to market its medical device in Israel.Medical devices are defined as a device, instrument, chemical substance, biological or technological product, which is used in medical treatment, or which is required for the action of a device or instrument which is used for treatment and which is not intended, in essence, to act as a medicinal measure. The MOH Medical Devices Unit is responsible for granting import permits of various types for medical devices and monitoring the marketing of medical devices in Israel.  In addition, to the best of our knowledge, in reliance on publications, one of the conditions for conducting human clinical trials in Israel is the receipt of approval of the research plan (protocol) from the Helsinki Committee, by virtue of the National Health Regulations (Human Clinical Trials) – 1980, as well as approval from the relevant hospital, and if necessary, approval from the MOH.

Our Main group companies in the Medical Device Field.

Given Imaging

Given Imaging was incorporated in Israel by our subsidiary, RDC, in January 1998. Its initial public offering and listing on the Nasdaq occurred in October 2001. In March 2004, Given Imaging also listed its shares on the TASE. (All financial information below is presented according to US GAAP since Given Imaging's primary financial statements are prepared in accordance with US GAAP).

We beneficially own approximately 47.5% of the outstanding shares of Given Imaging, representing all shares owned by us, RDC and DIC (which we may be deemed to beneficially own as a result of the voting agreement between DIC and us), or approximately 31.7%, representing our direct holding together with RDC's holding or 27.3% representing our direct holding and our concatenated share of the holding of RDC.

Given Imaging develops, manufactures and markets innovative diagnostic products for visualization and detection of disorders of the gastrointestinal tract. It pioneered capsule endoscopy, a proprietary patent protected approach to visual examination of the gastrointestinal tract through the use of a miniaturized video camera contained in an ingestible disposable capsule.

Capsule Endoscopy

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

In 2001, Given Imaging commenced marketing the Given System, Given Imaging's capsule endoscopy platform, with the M2A capsule (which Given Imaging rebranded in 2004 as the PillCam SB capsule, or PillCam SB), for detection of disorders of the small bowel. As of December 31, 2010, Given Imaging had sold more than 1.4 million PillCam SB capsules in over 75 countries worldwide and had an installed base of nearly 5,600 Given Systems and 900 RAPID Access units. RAPID Access is the version of software that can be installed on customers' hardware and enables PillCam capsule endoscopy study management to be performed in a network environment.

Since November 2004, Given Imaging has been also marketing and selling the PillCam ESO capsule for visualizing the esophagus.

PillCam COLON is the third video capsule that Given Imaging has developed. Given Imaging began selling the PillCam COLON only in Europe in the second half of 2007 and in 2010 began gradual and limited marketing and sales of its second-generation PillCam COLON capsule in European countries, following receipt of the CE mark for this capsule in late 2009. PillCam COLON has not yet received FDA clearance for marketing in the United States.

Given Imaging has also developed the AGILE Patency Capsule and system, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract that may prevent passage of the PillCam SB capsule.

Given Imaging's R&D efforts are focused primarily on developing new capsules which according to Given Imaging is expected to be used in the detection of abnormalities in the colon, improvements to its existing products and new technologies for future expansion of its product offering.

Given Imaging recorded revenues of $ 157.8 million in 2010, $141.8 million in 2009 and $125.1 million in 2008.

To Given Imaging's best knowledge, third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002. Initially, all reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other indications and, as of December 31, 2010, most Medicare carriers and third party private payors, with a total insured population in the United States of approximately 220 million individuals, also covered capsule endoscopy of the small bowel for suspected Crohn's disease, suspected small bowel tumors and other small bowel pathologies. Most of the reimbursement policies currently in effect require that a previous procedure, such as endoscopy or radiology, be performed prior to using the Given System and some may require prior authorization. Several third-party payors issued new or updated policies that do not require endoscopy procedures prior to performing small bowel capsule endoscopy for patients with suspected Crohn's disease. As of December 31, 2010, approximately 65 million individuals in the United States had coverage under these new or updated policies. As of December 31, 2010, approximately 45 million individuals had reimbursement coverage for capsule endoscopy of the esophagus using Given Imaging's PillCam ESO capsule to evaluate esophageal varices in patients diagnosed with cirrhosis of the liver, a chronic liver disease, and approximately 220 million individuals in the United States had reimbursement coverage for the catheter-based pH monitoring procedure and the Bravo pH monitoring procedure. As of December 31, 2010, approximately 220 million individuals in the United States had reimbursement coverage for esophageal manometry. In Europe, the population with reimbursable access to small bowel capsule endoscopy at the end of 2010 was approximately 226 million similar to the situation the end of 2009. Outside the United States, reimbursement coverage for Given Imaging's esophageal motility or pH monitoring products varies significantly country by country.  In many countries it exists for manometry and catheter-based pH monitoring, in others it does not exist at all and in others still it is insufficient to cover the cost of the procedure.

Given Imaging currently markets and sells the Given System through a combination of (i) direct sales through its subsidiaries and (ii) independent distributors in over 75 countries. Currently, Given Imaging markets the Given System directly in Australia, Canada, France, Germany, the United States and Israel. Direct sales accounted for 77% of Given Imaging's revenues in 2010.

In addition to Given Imaging's direct markets, it markets and sells its products in more than 75 other countries through local distributors or representatives. Sales to Given Imaging's local distributors worldwide, including Japan, accounted for approximately 23% of its revenues in 2010.

In Japan, Given Imaging operates through Given Imaging, K.K., its Japanese subsidiary, which was established as a joint venture with Marubeni Corporation and Suzuken Co., Ltd. to commercialize the Given System in Japan. Marubeni is one of Japan’s largest trading companies and Suzuken is a large Japanese pharmaceutical wholesaler. During 2009 and 2010, Given Imaging acquired all of the shares of Marubeni in GIKK for an aggregate price of $0.8 million and provided additional funding to the operation of GIKK, which in the aggregate resulted in the increase of Given Imaging’s ownership of GIKK to approximately 93%. Suzuken owns approximately 7.0% of GIKK. Given Imaging has been selling its small bowel capsule endoscopy system in Japan since April 2007. Given Imaging sells this system through two independent distributors - Suzuken and Fuji Medical. Sales to these two Japanese distributors accounted for 4% of Given Imaging's revenues in 2010. Given Imaging supports these distributors with the sales support, customer support, clinical and regulatory affairs and general management employees of its Japanese subsidiary.

Given Imaging manufactures the PillCam capsules at its facilities in Yoqneam, Israel. According to Given Imaging, for most of its capsule endoscopy products, it has a robust, efficient, fully- or semi-automated manufacturing process.  To date, Given Imaging has been manufacturing its new PillCam COLON capsule in a fixture-assisted manufacturing process, which is sufficient to meet the current demand for this product that is not yet cleared for marketing in the large markets of the United States and Japan.  This capsule includes several components that are based on new technologies and are difficult to manufacture and some are being supplied to Given Imaging by single source suppliers.  According to Given Imaging, it is working to establish a robust, high volume manufacturing process for this capsule to allow Given Imaging to meet the increased demand it expects if it is able to obtain regulatory clearances in the United States and/or Japan for its PillCam COLON capsule.

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

Given Imaging depends on single source suppliers with whom it does not have written contracts or long term contracts for some other components necessary for the production of the Given System. For example, Given Imaging depends on single source suppliers for a few important components of its PillCam COLON capsule

To Given Imaging's best knowledge, three companies control the major portion of the worldwide gastrointestinal traditional endoscopy market. These companies, Olympus Corporation, or Olympus, Hoya (Pentax) and Fuji Film, have marketed and sold flexible endoscopic equipment for many years. Olympus has been marketing and selling a competing capsule endoscopy system in Europe and Australia since October 2005. In September 2007, Olympus received FDA clearance to market its capsule endoscopy system and small bowel capsule in the United States and in September 2008, Olympus also received regulatory clearance to market its capsule endoscopy system in Japan. In addition to Olympus, a Chinese company is selling its capsule endoscopy systems in China and other Asian countries at lower prices than Given Imaging's system and presented its systems at industry trade shows outside Asia. Finally, to Given Imaging's best knowledge, a South Korean company is selling a competing system in South Korea as well as in Europe and Australia.

Bravo pH

In December 2008, Given Imaging acquired the Bravo pH monitoring business from Medtronic. The Bravo pH monitoring system is the only wireless, catheter-free pH test for Gastro Esophageal Reflux Disease, or GERD, and uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. To the best knowledge of Given Imaging, pH testing is considered the gold standard for diagnosing GERD. Given Imaging believes that the Bravo pH monitoring system is a more patient-friendly test for GERD than catheter-based tests and is a synergistic and strategic fit with its innovative PillCam platform.

Given Imaging manufactures the Bravo product in its own manufacturing facility in Israel. The manufacturing process of the Bravo system consists primarily of assembling externally purchased components and sub-assemblies in an environmentally controlled area. Given Imaging believes it has adequate capacity to satisfy estimated demand for Bravo system in the foreseeable future.

Given Imaging depends on single source suppliers for some components necessary for the production of the Bravo System.

The Bravo pH monitoring system is cleared for use by the FDA in adults and, beginning in January 2011, in children from age four and above.

In most cases, Given Imaging sells the Bravo pH monitoring system through the same sales force and distribution channels that sell its capsule endoscopy products.

Sierra Refux Monitoring and Manometry

On April 1, 2010, Given Imaging acquired privately-held Sierra for $35 million in cash. Sierra is a leading provider of specialty diagnostic devices for the gastrointestinal tract. Sierra's primary business is the development, manufacture and sale of high-resolution pressure systems, also known as high resolution manometry, for the diagnosis of motility disorders within the GI tract. Sierra’s high resolution manometry systems are sold under the name ManoScan 360.  Since sales began in 2004, Sierra has produced and installed hundreds of ManoScan™ systems world-wide and supported tens of thousands of clinical procedures. Sierra also markets and sells catheter-based pH and impedance monitoring systems.

Catheter-based pH testing involves inserting a small disposable catheter through the nostril and advancing it into the esophagus, where it measures pH levels over a 24-hour period. It is typically administered on an outpatient basis and the patient is released to go about “normal” activities while a small catheter remains in place through their nose and extending to the bottom of their esophagus. The patient typically returns the next day so that the catheter may be removed and data uploaded from the recorder and into a software program for analysis. The primary reason to use catheter-based pH monitoring over Bravo pH monitoring is that impedance data can only be recorded with a catheter over a longer section of the esophagus.  The addition of impedance allows for the monitoring of non-acid reflux. It can be useful in association of symptoms with non-acid reflux and allow for certain tests to be done while the patient remains on acid suppressing medication.

According to information in the possession of Given Imaging, Sierra was the first company to develop, market and sell solid-state high resolution manometry systems for use in the gastrointestinal tract, which are known as the ManoScan family of products.  The primary applications of this technology are esophageal manometry and anorectal manometry. Sierra’s high resolution manometry catheter includes 36 pressure sensors, compared to three to six sensors on a conventional manometry catheter, and to the best knowledge of Given Imaging, is currently the only high resolution manometry catheter available in the market utilizing fully circumferential pressure sensors along the length of the catheter.  In addition to ManoScan high-resolution manometry, Sierra also produces conventional manometry products under the Polygraph brand that, according to Given Imaging, remain a mainstay for esophageal and anorectal manometry in certain price sensitive markets.  This system utilizes a choice of third-party single and multi-use catheters which are also distributed through Sierra.

Given Imaging depends on single source suppliers who provide unique products or who have developed unique processes to manufacture certain components to the catheter assemblies. In addition, Given Imaging depends on other single source suppliers with whom Given Imaging does not have written contracts or long term contracts for some other components necessary for the production of our high resolution manometry catheters.

Given Imaging markets and sell its Sierra pH, impedance and manometry products in the United States and Australia through the same sales organization selling its capsule endoscopy and Bravo products.  Outside the United States and Australia, Given Imaging sells these products through independent distributors, whose contracts it acquired when it acquired Sierra in April 2010. Some of these distributors do not have written agreements with Given Imaging.   Some of these distributors have had prior relationship with Given Imaging having distributed also its capsule endoscopy or Bravo products and others have not, which resulted in Given Imaging having more than one distributor in certain territories distributing different product lines. Given Imaging has begun the integration of Sierra’s sales and distribution activities into its regional commercial management organizations in order to leverage existing management and resources to provide increased marketing exposure, sales territory coverage, and efficiencies of scale in its distribution channels outside the United States.

To Given Imaging's best knowledge, Given Imaging's main competitors in the field of motility and pH measurement are Sandhill Scientific, Inc., a privately-held U.S. company, and Medical Measurements Systems, a privately-held company based in the Netherlands.

Given Imaging owns or co-owns 276 additional issued patents in the United States, Australia, Canada, China, France, Germany, India, Israel, Italy, Japan, South Korea, Spain, Taiwan, and the United Kingdom, all of which cover different elements of its technology and expire between 2017 and 2027. As part of the acquisition of the Bravo pH monitoring business from Medtronic in late 2008 and the acquisition of Sierra in April 2010, Given Imaging acquired a number of patents and patent applications relating to various aspects of these products and technologies.

Given Imaging also holds one utility model in South Korea and seven utility models in Germany. As of December 31, 2010, Given Imaging had more than 460 pending patent applications worldwide based on approximately 210 priority applications relating to various elements and functions of its product and enhancements.
Given Imaging's offices are located in Yoqneam, Israel. As of December 31, 2010, Given Imaging had approximately 742 employees.

Additional information on Given Imaging is presented in reports Given Imaging files with the SEC, which are posted on the SEC's website at www.sec.gov.

NuLens

NuLens is a private company established in September 2002 according to the laws of the State of Israel, and commenced its activities in January 2003.

We hold approximately 35% of NuLens outstanding share capital and approximately 30% of its fully diluted share capital. The other principal shareholders of Nulens includes, Warburg Pincus, an international investment fund.

Since its inception and through the end of the period covered by this Annual Report, $24 million has been invested in Nulens, of which we have invested $ 10.5 million.  In January 2010, NuLens raised approximately $4.6 million from its shareholders, of which we invested $ 2 million. For more information, see Item 4 above.

NuLens is developing intra-ocular accommodating lenses, or IOLs, capable of restoring vision at all distances (near, intermediate and distance). NuLens' primary product under development is a lens intended for the treatment of cataracts, presbyopia (loss of the ability to focus on near objects) and impaired vision due to age related or other conditions.

The lens being developed by Nulens is comprised of two components, the combination of which is designed to provide accommodation for all distances in a wide diopter range. A diopter is a unit of measurement of the optical power of a lens or curved mirror.

NuLens is currently developing versions of its lens designed for patients suffering from various conditions as follows:

•	Cataracts:

Cataract is a clouding that develops in the crystalline lens of the eye and is one of the main reasons for vision loss in the western hemisphere (reference: according to The Global IOL Market report prepared in 2008 by Market Scope). Cataract surgery is one of the most common surgeries in the field of opthalmology. It is estimated that in excess of 15 million cataract surgeries worldwide are performed each year, of which approximately 4 million are performed in the United States (reference: ibid). To the best of NuLens' knowledge, during cataract surgery the intraocular lens is removed and replaced with an artificial lens (an intraocular lens implant) which provides only fixed accommodation. This type lens is either monofocal, bifocal of multifocal. Accordingly, while lenses in use today do solve the cloudiness or blurred vision, to the best of NuLens' knowledge, they do not provide a satisfactory solution for providing accommodation, as a result of which the use of glasses post surgery is necessary. On the other hand, NuLens' lens is supposed to provide accommodation for all distances in a wide diopter range. To the best of NuLens knowledge, there is only one product used for accommodation indication that has been cleared by the FDA, and to the best of NuLens' knowledge, the use of glasses remains necessary.

•	AMD

 To the best of NuLens knowledge, age-related macular degeneration, or AMD, is considered to be the main cause for blindness in the western world. AMD is characterized by degeneration of the macula, which results in a loss of vision in the center of the visual field, thus making it difficult to read and affecting functional vision, among other things. To the best of NuLens' knowledge, external optical devices for AMD patientsdo exist, such as glasses that provide three times magnification and digital devices to increase print size, the purpose of which is to help the patient focus on near objects but these do not provide a sufficient solution. NuLens expects its lens to provide AMD patients the ability to focus from a normal reading distance. The lens is supposed to vary its curvature to provide angular magnification, thus increasing the size of the image formed on the retina, and allowing patients to see small objects more clearly.

•	Presbyopia

To the best knowledge of Nulens, in the western world, over 300 million people suffer from presbyopia- a condition whereby the eye exhibits a progressively diminished ability to focus on near objects with age (reference: ibid), and which generally occurs at the age of 45-50. To the best of NuLens knowledge, the only proper solution currently available for presbyopia patients are reading glasses. Nulens expects its lens, by varying its curvature to provide presbyopia patients the ability to focus from a normal reading distance, as described above.

The development and approval of NuLens' product for marketing is subject to the required regulatory approval procedures described in Item 4 above. NuLens is currently in an early stage of conducting clinical experiments for the purpose of proving the safety of its product. Nulens expects to commence its IDE clinical trial during the first half of 2012.

To the best of NuLens' knowledge, there are companies engaged in its field which compete or may compete with it.

NuLens has 18 patent groups and 124 Cases patent applications at different stages in the United States Europe, Japan, China, India and others. Nulens owns two families of trademarks: Nulens and Dynacurve and has 14 registered trademarks and 4 pending trademark applications.

NuLens’ offices are located in Herzliya, Israel. As of December 31, 2010, NuLens had 23 employees.

NuLens is currently in the development stage and has not commenced sales. NuLens will require additional financial resources to complete its clinical trials and to finance its operations.

NuLens' auditors have included a going concern reference in NuLens' financial statements for 2010.

BrainsGate

BrainsGate is a private company established in 2000 according to the laws of the State of Israel whereupon it commenced its activities.

We hold approximately 23% of BrainsGate outstanding share capital and approximately 21% of its fully diluted share capital. The other principal shareholders of BrainsGate are Pitango, Infinity Group,Alice Ventures Group, Boston Scientific, Johnson & Johnson and Agate Medical Investments.

Since its inception and through the end of the period covered by this Annual Report, approximately $50 million has been invested in BrainsGate, out of which we invested approximately $14.1 million. In August, 2008 BrainsGate raised approximately $27.5 million from external investors and shareholders of which we invested $6.6 million. For more information, see Item 18 –Consolidated Financial Statements for the year ended December 31, 2010.

BrainsGate is developing a minimally invasive platform for the treatment of patients suffering from Central Nervous System (CNS) diseases. BrainsGate's platform technology involves electrical stimulation of the spheno-palatine ganglion (SPG) to augment cerebral blood flow. This treatment could be acute (short term, for hours or several days) or chronic (long term, from several months to years). BrainsGate's main product under development ("ISS") is designed to treat ischemic stroke. Another potential application based on the ISS system which BrainsGate is evaluating, is intended to treat vascular dementia.

According to the World Health Organization, the number of ischemic stroke events in the western hemisphere is approximately 15 million, as a result of which approximately 5 million people die and approximately 5 million people are left physically impaired (reference: the figure above is taken from World Health Organizationwebsite: http://www.who.int/cardiovascular diseases/en/cvd_atlas_15_burden_stroke.pdf).

In the United States, the number of stroke events is approximately 795,000 per year (reference: the figure above is taken from: Heart Disease and Stroke Statistics report, page 14, that was published by the American Heart Association (publication year: 2010, place of publication: Dallas, TX, U.S.) and it is the number one cause of severe long term disability (reference: ibid, page 16). The direct cost of strokes in the United States in 2010 amounted to $73.7 billion (reference: ibid, page 16) However, to the best of BrainsGate's knowledge, the current treatment for stroke patients is very limited due to the fact that treatments that exist today are approved for use during a very short time frame following the stroke. This time frame which was only 3 hours was extended to 4.5 hours in 2009 (reference: from Expansion of the Time Window for Treatment of Acute Ischemic Stroke With Intravenous Tissue Plasminogen Activator research that was published in the magazine Stroke (August 2009 edition)) but it still represents a narrow time frame. Treating a patient outside such time frame increases the risk of brain hemorrhage by ten (reference: from Guidelines for the Early Management of Patients With Ischemic Stroke research that was published in the magazine Stroke (April 2003 edition)) and accordingly is not approved. Most of the patients arrive at hospitals after the time frame approved for treatment and as a result, even in developed countries, only approximately 5% of patients receive effective treatment (reference: the figure above is taken from Heart Disease and stroke Statistics – 2010 Update report that was published by the American Heart Association (year of publication: 2010, place of publication: Dallas, TX, U.S).

87% of strokes are ischemic. The remaining cases of stroke are hemorrhagic. Hemorrhagic stroke occurs when blood supply to the brain tissue is interrupted, usually as a result of a burst blood vessel (reference: Heart Disease and stroke Statistics – 2010 Update report that was published by the American Heart Association (year of publication: 2010, place of publication: Dallas, TX, U.S). Ischemic stroke usually results when an artery to the brain is blocked, often by a blood clot or a fatty deposit due to atherosclerosis. Symptoms occur suddenly and may lead to death of brain tissue in the blocked area. The dead cells in the blocked area release toxic materials causing death of additional brain tissue around the blocked area, the ischemic penumbra. Death of brain tissue in the blocked area occurs within minutes and is inevitable, however, damage in the ischemic penumbra occurs only a few hours thereafter, and thus can be prevented (reference: from Internet Stroke Centerwebsite: http://www.strokecenter.org/education/ais_pathogenesis/22_ischemic_penumbra.htm).In spite of this, due to the short time frame approved for treatment, to the best of BrainsGate's knowledge, damage in the ischemic penumbra is  not prevented in most cases, as most patients, as stated above, arrive for treatment after the treatable time frame. Preventing damage in the ischemic penumbra is the goal of the ISS system being developed by BrainsGate.

BrainsGate's ISS system is designated for use for up to 24 hours from when the stroke occurs. The system operates by electrical stimulation of the SPG through a tiny electrode. The SPG is responsible, inter alia, for regulating blood flow to the brain through the widening of blood vessels. Stimulating the SPG using the ISS widens the blood vessels in the brain thus increasing blood flow to the brain, and thus could prevent the death of cells in the ischemic penumbra. The treatment includes activation of the electrode for several hours a day for a few days after the stroke occurs as long as implantation and initial activation take place in a 24 hour post-stroke time frame.

 Treating Vascular dementia –An additional application BrainsGate is considering based on the ISS system is treatment of vascular dementia. Vascular dementia is an illness characterized by a chronic decrease in blood flow to the brain, and causes cognitive impairment (reference: from Pharmacotherapy and Prevention of Vascular Dementia research that was published in the CNS & Neurological Disorders – Drug Targets (May 2011 edition)). Vascular dementia is the second most common form of dementia after Alzheimer's disease in older adults (reference: ibid). To the best of BrainsGate knowledge, there is currently no approved treatment for vascular dementia.

Development and approval of BrainsGate's product for marketing is subject to the required approval procedures as described above. Brainsgate has decided to suspend, of its own initiative, the clinical trial it is conducting to prove its product's effectiveness, and which shall form the basis for its application to the FDA for approval to market the product through the PMA proceeding. An analysis of the trial data collected prior to the suspension strengthens the assessment that there is a clear clinical effect among the sample population, which effect is stronger than the effect found from currently available and approved stroke treatments. In order to maximize the potential success of the trial, Brainsgate has decided to improve the trial protocol. Brainsgate expects to renew the recruitment of patients for the clinical trials according to the new protocol and to commence the IDE trial during 2011.

To the best of BrainsGate's knowledge, there are several companies in its field which compete or may compete with it.

BrainsGate has 10 patents and 12 pending patent applications. The patents help protect the technology developed by BrainsGate, potential applications of its technology and the medical technique as to where the electrode is placed and the use of medical technology.

BrainsGate is headquartered in Caesarea, Israel. As of December 31, 2010, BrainsGate had 31 employees.

BrainsGate is currently in the development stage and has not commenced sales. BrainsGate will require additional financial resources to complete its clinical trials and to finance its operations.

BrainsGate's auditors have included a going concern reference in BrainsGate's financial statements for 2010.

Pocared

Pocared is a private company established in 2004 according to the laws of the State of Israel and commenced its activities in 2005.

As of December 31, 2010, we held approximately 32% of Pocared's outstanding share capital and approximately 30% of its fully diluted share capital.  As of the date of filing of this Annual Report, we hold approximately 37% of Pocared's outstanding share capital and approximately 34% of its fully diluted share capital. The other principal shareholders of Pocared are SCP VitaLife Partners, Naftali Investments and Medtechnica.

Since its inception and through the end of the period covered by this Annual Report, approximately $43.2 million has been invested in Pocared, out of which we have invested approximately $16.7 million. In January, 2011, Pocared signed a definitive agreement to raise approximately $26 million, of which approximately $5.8 million was invested immediately out of which our share was approximately $2.6milion and convertible loans in the amount of approximately $9 million were converted out of which our share was approximately $4.1 million. The shareholders of Pocared, including us, have the option at their discretion to invest up to an additional approximately $11.2 million pro rata to their holdings of Pocared. As of January 2011, approximately $49 million has been invested in Pocared, out of which we have invested approximately $19.3 million.

Pocared is developing a high throughput platform for real-time and automatic diagnosis of pathogens suspended in liquids that is based on optical technology. Pocared's main product under development is a system for the diagnosis of bacteria in cultures taken from the patient. Pocared's system is designed to provide a solution for medical tests of urine, blood samples, swab-based samples (such as throat, skin, nasal, and others), saliva and spinal fluid. Pocared's system is designed to be used by major in vitro diagnostics, or IVD, laboratories and hospitals. Pocared's first application of the system focuses on diagnosing UTI- Urinary Tract Infection. Over 125 million urine cultures are performed each year worldwide (reference: the figure above is taken from Automated Microbiology Report 2006 report that was published by Venture Planning Group) of which, to the best knowledge of Pocared,  70% turn out to be negative. Other potential applications of Pocared include swab-based samples and blood samples.

To the best of Pocared's knowledge, currently, microbiology laboratory procedures are a labor intensive process, taking 24-72 hours, and requiring knowledgeable and formally trained personnel to perform the procedure. The procedure entails numerous steps including culture growing of contaminants for 24-48 hours, after which the culture is exposed to a reagent in order to identify the pathogens based on their reaction to the reagent. Therefore, doctors must wait an average of 48-72 hours in order to receive the detailed information needed to determine the appropriate treatment for the patient. As a result, medical treatments (usually antibiotics) are administered in excess, and are often determined post facto to have been unnecessary.

Pocared's system is designed to operate automatically, and to reduce the average diagnostic time, and thereby may significantly increase output in comparison with the process in use today. Reduction of the analysis time, in Pocared's estimation, is expected to optimize the administering of medical treatment such that it will enable treatment based on diagnostic results while reducing the administering of unnecessary antibiotics. In addition, Pocared's system is supposed to operate without the need for specialized laboratory technicians and use of reagents. Therefore, Pocared expects that its system will lead to a reduction of costs due to increased output, optimization of medical treatment and the elimination of the need for professional staff and the use of reagents.

The development and approval for marketing of Pocared's system is subject to the requirements and regulatory approval processes described in this Item 4B above. Pocared is currently in the preliminary stages of conducting diagnostic clinical experiments (diagnostic clinical trials are not performed on the patient's body (in vivo) but rather in the laboratory (in vitro)) in order to establish the effectiveness of the product under development which shall form the basis for the application to the FDA for approval to market the product. Pocared expects to commence a broad diagnostic clinical trial during the second half of 2011. Furthermore, Pocared intends to act towards receiving the CE Mark to market its product in development during 2011.

To the best of Pocared's knowledge, there are several companies currently engaged in its field that compete or may compete with Pocared.

Pocared has 8 issued design patents and designs. Pocared also has 15 pending patent applications.

Pocared's headquarters are in Rehovot, Israel. As of December 31, 2010, Pocared had 16 employees.

Pocared is currently in development stages and has not commenced sales. Pocared will require additional financial resources to complete its clinical trials and to finance its operations.

Pocared's auditors have included a going concern reference in Pocared's financial statements for 2010.

Other Group Companies in the Medical Device Field

•
Notal Vision - provides a system and services for remote monitoring from home, of AMDpatients at risk of vision loss, for the early detection of important visual changes. We hold 23% of Notal's outstanding share capital and 17% of Notal's fully diluted share capital.

•
Kyma- Kyma is developing an innovative remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients in order to enable early treatment of pulmonary oedema and reduce the need for unnecessary hospitalizations. As December 31, 2010, we hold 27% of Kyma's outstanding share capital and 20% of Kyma's fully diluted share capital. Thereafter we increased our holdings and currently hold 65% of Kyma's outstanding share capital and 56% of Kyma's fully diluted share capital.

Other Fields

2.	Starling

Starling Advanced Communications Ltd. ("Starling") is a publicly traded company which was incorporated according to the laws of the State of Israel at the end of 2003. In June 2007, Starling was listed as a public company traded on the TASE.

As of the end of the period of this Annual Report, Elron held approximately. 68% of Starling's issued share capital. This percentage includes the shares held by Elron and by RDC (effective holding of 49.86% of Starling's issued share capital, a percentage which represents our direct holding and our share in RDC's holdings in Starling).

Since the day of its incorporation and as of December 31, 2010, approx. $ 53 million was invested in Starling, out of which approx. $24.5 million was invested by us and approximately $18.9 million was invested by RDC. For additional details regarding our and RDC's investment in Starling and regarding our and RDC's holding in convertible debentures which were issued by Starling, see Note 3C Item 18, "Financial Statements".

Since the date of its incorporation, Starling has engaged in the development, production, marketing and sale of antenna systems for communication through satellites, which enables broadband (reference: the term "broadband" is transfer of information at rate about 0.5 to 1 megabit per second in broadcast and about 1 to 5 megabit per second in reception (the following: "broadband")) data transmission to mobile platforms, such as airplanes, trains and designated vehicles (rescue and security vehicles etc.) (each a "Mobile Platform"). Starling's antenna system allows data transmission in the Ku frequency range. This frequency range allows data transmission at high bit rates (reference: the amount of the information in a given unit is measured by megabit per second) for a wide range of applications, such as Internet, video, image transmission, VOIP (technology for transmission of voice over IP), e-mail, telephone and television for the end user. Starling's activity began prior to the date of its formation, in 2002, within the framework of which it engaged in agreements with Elbit Systems Ltd., or Elbit, Rafael and RDC. By virtue of these engagements, the rights in the technology developed within the joint venture were transferred to Starling.

During the years 2008 to 2010, Starling has entered into a number of initial transactions for the sale of antenna systems developed by it, and accordingly, provided a number of prototypes for inspections and trials. As of the date of filing of this Annual Report, Starling is in the final stages of development of the products in accordance with the results of the inspections and trials that have been conducted. In addition, Starling is making adjustments required for transition to the large scale production stage, actions which are encountering difficulties, due to failure to meet some of the requirements of the customers' technical specifications and the regulatory requirements (see further details below). As of the date of filing of this Annual Report, Starling has an order backlog for various antenna systems, both for customers in the aviation sector and for customers in the land sector, as specified below.

Starling's main products as of the date hereof are the Aura-Le antenna, which is designed for commercial airplanes, the MIJETLite antenna, which is designed for commercial and military airplanes, and the StarCar antenna, which is designed for terrain vehicles (emergency, security and rescue vehicles). Starling is concentrating its efforts on the completion of the development of these products, the certification thereof, insofar as necessary, by the required authorities and the supply thereof to its customers. In addition, Starling has begun to develop additional products, such as: the MiniMIJET system which is designed for private airplanes, the StarRail system, which is designed for trains and the portable StarPack system. Starling intends to continue the development of these products in the future, in accordance with business opportunities and collaborations with customers. For the description of the main products, their features and their development stage, see below.

In July 2010, Starling announced that its board of directors'  has decided to carry out a reorganization whose purpose it is to enhance the production and supply operations of the advanced communications systems manufactured by Starling. As part of the process, changes were made to Starling's operational and production departments, in order to allow its concentration on the production and supply of the systems, while adjusting the manpower composition. In addition, a number of positions were redefined and a number of new officers were appointed.

In February 2011, Starling announced that it is conducting negotiations in respect of a transaction for the sale of its activity in the field of communication systems for the civil sector to a large international company. In accordance with current discussions, the aggregate amount of the transaction is estimated at approximately $17 million and its execution will extend over an 18-month period, such that during this period Starling shall continue to develop and produce communication systems for the purchaser. The transaction will be conditioned, inter alia, upon the completion of a certification process by the purchaser of the system which is designed for installation on aircraft, the agreement on arrangements to the parties' satisfaction, which shall ensure Starling's activity for at least 18 months, the updating of the existing agreement between Starling and EMS (see below) and on obtaining various approvals, insofar as they will be required. It is Starling's intention to enter into the above transaction, such that within the framework of its performance, it will have sufficient resources at its disposal to enable it to repay all of its obligations vis-à-vis the debenture holders and its other creditors, fully and timely.

In 2010, Starling began investing resources in adjusting some of the products to the defense market requirements, while until that time it focused on the development of systems for the civil market only. As of the date of filing of this Annual Report, it is Starling's intention to continue to invest resources in product upgrading, in order to adjust them to the requirements of the markets in which it operates and to the requirements of new markets.

The aviation market

According to Starling, the aviation market is customarily divided into three parts: the commercial aviation market – passenger flights (the airlines), the private aviation market (executive aircraft owned by companies or under private ownership) and the defense aviation market.

To the best of Starling's knowledge, in recent years, there has been an increase in the use of mobile devices with WIFI function (cellular phones, palm devices, laptops etc.) which allow easy and quick connection to communication services, such as: voice, video and data. Use of a large number of these mobile devices simultaneously in WIFI communication, in airplanes in particular, requires Broadband connectivity, according to a report of the Strategy Analytics company (reference: Embedded WLAN (Wi-Fi) CE Devices: Global Market Forecast, by Strategy Analytics. Published 2009).

To the best of Starling's knowledge, there are currently three main provides of Broadband connectivity services to passenger aircraft: ROW44, Panasonic Avionics Corporation, and AirCell. In September 2010, ViaSat announced of its intention to enter into the passenger aviation market as a Broadband connectivity provider in the Ka-band sector.

To the best of Starling's knowledge, a number of international airlines announced that they intended to provide Broadband communication services in the future to the passengers on their aircraft.

The land market

The mobile communication land market is referred to as COTM – Communication On The Move, and refers to Mobile Platforms, such as: vehicles, buses, trucks and trains. To the best of Starling's knowledge, there are now various solutions for provision of communication to such platforms, including extensive use of cellular communication, where it exists. Additional technologies include narrowband satellite communication such as Iridium and Inmarsat satellites which also provide service to the aviation market.

According to Starling, Starling has the ability to produce small systems which enable installation on vehicles' roofs and provide high performance on the move, Starling targets the market share of communication systems in motion. In this market, the demand for Broadband exists, at this point, mainly for the use of emergency and rescue forces, such as the police, ambulances and firefighting, for the broadcasting and news companies, as well as for various military/security applications. To the best of Starling's knowledge, Starling has a number of competitors in the market.

Starling has entered into agreements with a number of integrators in China which are expected to integrate its antenna systems which are designed to be used by the Chinese emergency and rescue forces upon an earthquake, floods, or avalanches and border security and control.

Agreement with EMS

In December 2008, a detailed master agreement was signed between Starling and EMS Technologies Inc., or EMS,  a U.S. company, which is traded on the Nasdaq and engages in wireless and satellite communication for the aviation, defense, naval, commercial space and supply chain markets (the "EMS Agreement"), in connection with Starling's share in the production and provision of satellite communication antennas to EMS, for the sale thereof to a tender holder, according to an agreement signed between EMS and the tender issuer in September 2008 (see below).

EMS's winning of the tender and its engagement in an agreement with the tender issuer, and EMS' selection of Starling to provide systems to EMS for the performance of the Agreement with the tender issuer, are an initial stage and do not constitute an irrevocable undertaking of the tender issuer to execute the antenna systems order at the end of the process.

The EMS Agreement is a back-to-back agreement to EMS' agreement with the tender issuer. The EMS Agreement is a master agreement and it does not include irrevocable orders of the innovative antennas.

The EMS Agreement is for a 7-year period commencing from December 2008 (including an option for extension with Starling's and EMS' consent for an additional year). In accordance with the EMS Agreement, the following were determined: prices for the antennas, spare parts and services, timetables for the supply of antennas, spare parts and services by Starling, and delivery date postponement mechanism. Each one of Starling and EMS may cancel the EMS Agreement or an order delivered within the framework of the EMS Agreement, immediately upon fundamental breach or insolvency, as provided in the EMS Agreement.

In December 2008, EMS delivered to Starling, in accordance with the terms of the EMS Agreement, an irrevocable written undertaking for the purchase of Aura-Le antenna systems in the amount of approximately $9 million. The supply of the systems by Starling to EMS shall be executed in accordance with purchase orders which shall specify quantities and timetables which shall be delivered to Starling during the term of the EMS Agreement.

In accordance with this written undertaking, in 2010 Starling received a purchase order from EMS for the purchase of systems in the amount of $7 million.

The product certification process in the United States for the Aviation Market

As a general rule, a communication system which is designed for installation on an airplane must be certified by the regulator in the country in which the system installation shall be performed. After the system is certified in the country in which it is installed, the airplane is entitled to fly and land in most countries. In the United Stated, the body which is authorized to grant certifications of this type is the Federal Aviation Administration (the FAA), which is affiliated with the U.S. Department of Transportation. In Europe, the body which is authorized to grant such certifications is the European Aviation Safety Agency (the EASA). Starling performs the development process of the MIJET systems, including design, design review, examinations during the course of development and preparation of recording documentation in accordance with the expected requirements in the certification process vis-à-vis the FAA, and is in the midst of official examinations as part of the certification process of some of them.

The principal aviation market which Starling addresses as of the end of the period of this Annual Report is the United States market. The certification process in Europe is similar to that in the United States, and in general, a product which is granted certification in the United States is expected to undergo an abbreviated certification process in Europe. Starling's system is connected by its nature to the other components of the comprehensive communication system to be installed on an airplane, including a modem and a server. Therefore, the FAA may examine the comprehensive communication system, rather than each one of its components. In such case, and without derogating from the Starling system's obligation to meet all of the FAA requirements, the certification would probably be granted to the comprehensive system's integrator or provider, and not to Starling itself. In this case, Starling will be able to sell the system only to integrators or service providers whose offered system includes Starling products, which is FAA certified.

Over the years 2009 and 2010, Starling worked in collaboration with EMS and an international service provider, to obtain certification of the Aura-Le system from the FAA. In January 2010, the certification process of the Aura-Le Rev 1 antenna was completed, and it was granted certification for conducting trial flights. Currently, there is an additional inspection round for the Aura-Le Rev 2. The purpose of the additional round is to certify an improved model of the Aura-Le in accordance with the FAA requirements, and changes made to the system, and in accordance with additional requirements by Boeing, in order to obtain certification for line-fit installation of the system on Boeing airplanes as well (For information re development and manufacturing delays, see below)

Below is the description of the main products which Starling develops:

The MIJET product family

The first system which was developed by Starling based on the COMPA™ technology is the MIJET, Broadband satellite communication antenna system which allows transmission of data in the Ku-band frequency range. The system is installed on the external part of a Mobile Platform, and allows reception and transmission of information in various applications, such as Internet, e-mail, telephone and television. The MIJET is able to receive and transmit information at high bit rates, similarly to the customary ground standard for Ku-band technology.

On August 16, 2007, Starling successfully completed a trial flight, in which reception and transmission of Broadband signals through the MIJET antenna developed by Starling were examined.

A small number of systems were provided to the customers, mainly for demonstration and examination purposes.

As of the end of the period covering this Annual Report, Starling has adopted a resolution to freeze the continuation of the certification process of the MIJET system and to focus in lieu thereof on the certification process of the Aura-Le system, in respect of which Starling received an order for supply of systems according to the EMS Agreement.

The MiniMIJET system

During 2009, Starling completed the development of the MiniMIJET, which is also based on the COMPA™, the technology underlying the MIJET.

The MiniMIJET is a smaller system than the MIJET. Therefore, the MiniMIJET's reception and transmission rate is slower than that of the MIJET. According to Starling's estimate, assuming that the other parts of the system (which are not under Starling's control) have optimal performance, the MiniMIJET would be able to serve up to 50 users simultaneously. The MiniMIJET's size allows the installation on various Mobile Platforms, including on small airplanes, such as regional airplanes and private airplanes, which will not be able to carry the MIJET. Therefore, it is Starling's intention to market the MiniMIJET mainly to the private aviation market.

During the product development process, the building of a prototype and the system's integration were completed. A small number of systems were provided to customers, mostly for demonstration and suitability checks, mainly for application of connectivity services for the emergency and rescue market. At this point, Starling does not designate budgets for investment in order to complete the integration and/or the marketing efforts in respect of the MiniMIJET.

The MIJETLite system

The MIJETLite is an antenna composed of one surface. The MIJETLite is smaller and lighter than the MIJET, and has higher reception and transmission rates than the MiniMIJET. Therefore, Starling designates this system principally for relatively small airplanes and for installation on military airplanes. The system is in the final development stages.

The Aura-Le system

Starling is expected to provide EMS with the Aura-Le antenna system which is composed of two surfaces and is based on Starling's COMPA technology. The antenna's performance and size were defined by an international service provider and it is due to be sold to it, and Starling is expected to install it on airplane fleets of airlines worldwide, as part of the airlines' equipping themselves with Broadband connectivity. In addition, such systems may be sold to defense market customers.

Contrary to the original timetables scheduled in the EMS Agreement, the system development has not yet been completed in 2010. Both Starling and EMS have not met the milestones and timetables set forth in the EMS Agreement, and there is an approximately 18 month delay compared with the original timetables. A number of prototypes for promoting a production series, were delivered by Starling to EMS, and some of them were returned to Starling due to the failure to meet some of the technical specification's requirements. As of the end of the period covering this Annual Report, Starling continues to make changes and adjustments to the product in order to adjust it to the technical specifications and to new and stricter FAA requirements. As a result, Starling, EMS and the integrator are conducting discussions and negotiations in order to update the terms of engagement.

The StarCar system

This antenna is designed for the vehicular terrain market and is suitable for emergency/rescue vehicles (such as: ambulances, off-road vehicles etc). In addition, Starling has begun performing adjustments to the product, which are required in order to allow the use of this antenna also in terrain vehicles for defense market customers. The antenna was designed to provide a Broadband communication solution in places where the ground communication infrastructure does not exist or is severely harmed.

During 2009, Starling provided a number of "pre-series" systems for three customers in China for examination purposes. During 2010, a number of additional systems were provided to customers in Eastern Europe, Turkey and Asia. Starling received, in some of the cases, requests from its customers for improvements and modifications to the systems provided, and accordingly, it continues to perform adjustments and to support the customers in accordance with their circumstances and needs. As of the date of filing of the Report, due to results of tests and trials and due to a certain customer’s requirements to make changes to the system performance, Starling is negotiating with this customer in an attempt to re-define the required performance, and accordingly to update the customer’s order.

During 2011, Starling expects to complete the adjustment process of the product to the defense market and plans to expand the large scale production of the StarCar antennas in order to supply antennas in accordance with the number of orders received. It should be stated, however, that in some cases Starling encounters difficulties related to the products’ compliance with the performance criteria defined by its customers and there is uncertainty in respect of Starling’s ability to complete the development of the products within the determined time tables as well as uncertainty regarding the amount of additional costs required therefor

Starling provided a number of systems of various kinds to customers, mostly integrators, however, the revenues in respect of such deliveries were postponed until the systems are installed and operated fully and properly at end customers', on which date Starling will be able to reliably estimate the remaining additional costs connected with such antenna systems. Starling's existing and potential type of customers are:

In the commercial aviation market - Starling's strategic potential customers and/or partners are service providers and/or integrators, which provide comprehensive entertainment and communication solutions. To the best of Starling's knowledge, the number of service providers and integrators in the commercial aviation market is currently small. Such service providers and integrators may provide Starling's products to the airlines, as part of the comprehensive communication solution which will be offered by Starling, in order to allow Broadband connectivity on airplane fleets.

In the land market – Starling's potential customers are integrators which provide comprehensive communication solutions to the end customers, such as emergency and rescue forces. To the best of Starling's knowledge, there is a large number of integrators which operate in this market.

In the defense market – Starling's potential customers are communication systems integrators, which provide solutions to central integrator selling embedded systems to the end customers (armies) which design these systems for installation on terrain vehicles of operational forces operating in the field as well as for carrying by the single user.

Backlog

As of the date of filing of this Annual Report, Starling has an order backlog of approximately $10.5 million, out of which, approximately $9 million is expected to be realized over 7 years, and the balance over the next 18 months. In order to meet the delivery dates in some of the cases, Starling is required to complete and make adjustments to products. There is an uncertainty about Starling's ability to make the adjustments and modifications on the required dates and in the planned costs. Therefore, Starling may accumulate losses, both for penalty for late supply or order cancellation (in accordance with agreements with customers) and for additional completion costs.

Competition

As of the date of filing of this Annual Report, according to Starling's estimate, there are a number of competitors with systems which are able to provide response in the Broadband satellite communication field in all of the markets in which it operates. In addition, according to Starling's estimate, there are a few more parties which are in various stages of development processes or which are considering the development of competing systems. To the best of Starling’s knowledge, there are three main competitors in the aviation market – AeroSat, Tecom Industries (in cooperation with Qest) and Thinkom Inc. In the land market, two companies manufacture flat Ku-band antennas: TracStar and RaySat. To the best of Starling’s knowledge, these companies launched their products on the market several years ago and have sold hundreds of systems to date. In order to contend with the current competition with Starling’s products, Starling is investing resources in developing additional features for its products, and is investing efforts in reducing the cost of the antenna systems designated for the land market, since in this market, mainly due to the availability of competing products, price is of significant importance.

Manufacturing Capacity

During the years 2007-2009, Starling completed the establishment of infrastructure for serial production of antenna systems produced by Starling. The manufacturing infrastructure's production capacity is a few systems per month. In the future, Starling intends to adjust the production capacity to the expected rate of supplies in accordance with customer orders.

Within the framework of the transition to production, in 2010 Starling acquired a business in the rotator production field for part of its antenna systems, such that the manufacture and development of this component in the comprehensive antenna system is currently performed by Starling itself. As of the date of filing of the Annual Report, out of Starling's pending patent applications, ten patents were registered abroad. Five applications were filed in Israel, and they are under examination.

As of December 31, 2010, Starling employed 53 employees.

Starling did not generate significant revenue from its commercial activity and the financing of its activity was performed mostly by issuance of share capital, controlling shareholders' loans, issue of convertible debentures and warrants for convertible debentures, and receipt of grants for its participation in research and development from the OCS. Therefore, the continuation of Starling's activity is dependent on its ability to raise additional resources in order to finance its activity. Starling's auditors included a going concern reference in Starling's financial statements for 2010.

Starling's main target in the coming year is to manufacture and supply systems to its customers in accordance with the orders it received in 2010, and any new orders it should receive during 2011.

In 2011, Starling intends to complete the certification of the Aura-Le system and after obtaining the FAA certification, to commence providing large scale systems to EMS. In addition, it is Starling's intention to complete the integration of the MIJETLite system and to install it in military airplanes within the framework of the order from a customer. In the land system market, Starling will engage in the completion of the development and the adjustment the StarCar system to the defense market and the improvement of the vehicular immobile systems for the emergency and rescue vehicles market.

Other Group Companies

•
Wavion provides outdoor Wi-Fi base station solutions for outdoor wi-fi networks which provide increased coverage and capacity, enhanced penetration and immunity to interruptions relative to conventional wi-fi points of access .We hold 67% of Wavion's outstanding share capital and 55% of Wavion's fully diluted share capital.

•
Safend - provides endpoint protection solutions designed to protect organizations against data leakage and theft, and to ensure compliance with data protection regulation and privacy standards. We hold 26% of Safend's outstanding share capital and 20% of Safend's fully diluted share capital.

•
Aqwise provides solutions and services for biological water and wastewater treatment for local authorities and industrial markets. We hold 34% of Aqwise's outstanding share capital and 30% of Aqwise's fully diluted share capital.

•
BPT provides solutions based on nano-filtration membranes for wastewater separation for industrial markets and local authorities. We hold 17% of BPT's outstanding share capital and 16% of BPT's fully diluted share capital

•
Jordan Valley supplies equipment for the measurement of qualities of advanced materials for advanced production process control in the microelectronic industry. We hold 19% of Jordan Valley's outstanding share capital and 18% of Jordan Valley's fully diluted share capital.

C.	Organizational Structure

As of December 31, 2010, DIC, an Israeli company, held approximately 50.46% of our total outstanding shares. In March 2009, we and DIC entered into a Services Agreement. Pursuant to the agreement, approved by our shareholders on April 22, 2009, which is effective for a period of three years from May 1, 2009, we receive managerial and administrative services from a DIC's management team. For additional information about DIC, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders." For our holdings in our group companies, see the information in "Business Overview" above.

D	. Property, Plants and Equipment

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

Item4A.	Unresolved Staff Comments

Not applicable.

Item5.	Operating and Financial Review and Prospects

Overview

We are a high technology operational holding company that operates through subsidiaries associates and companies classified as available for sale investments, referred to as our group companies. Our group companies currently comprise of a group of publicly traded and privately held companies operating in various technology fields.

Technology fields in which our group companies operate are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, intellectual property, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

In order to assess fully the current state of our business, results of operations and capital resources, as well as our ability to realize upon our strategic goal, please see the discussion below regarding the effect on us and our group companies of the current global economic downturn.

Our goal is to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously seeking opportunities, as appropriate to acquire or invest in new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest, as appropriate, in new opportunities. The nature of our business, therefore, may cause volatility in our results of operations, depending on the transactions that occur within a particular period.

Our strategy regarding investments in new and existing companies is based on the following principles:

1.	Focus on investments in manner which vests us with the influence on their direction and management.

2.	Investments in Israeli or Israeli related technology companies.

3.
Involvement and the ability to influence the management and guidance of group companies including through active participation on their boards of directors and hands – on assistance to their management.

4.
Increasing the value of our group companies, inter alia, by providing assistance in the advancement of their technology, forming strategic relationships, access to capital, development and operational guidance, business plan preparation and appointing the senior executive team.

Within the framework of these principles, we examine a broad range of proposals for investment and strategic cooperation in a broad range of technology fields, including through RDC, which has first rights to commercially exploit military technologies developed by Rafael for non-military uses. It should be noted that our strategy allows us to take actions which deviate from the above principles in circumstances where our management believes that the specific circumstances justify such deviation.

During 2009 and 2010, we continued to invest in and support our existing group companies, investing in fewer existing companies than in the past with the intent of focusing on such companies.  During 2011, we intend to continue to invest in new and existing companies. Furthermore, we have decided to sell our shares of Enablence as and when permitted in accordance with the lock up conditions and insofar as such sale is economically feasible, until the sale of all our shares of Enablence. Accordingly, our investment in the shares of Enablence was classified as a held-for-sale asset in the Statement of Financial Position.

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

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies, the realization of certain holdings and available credit lines or loans, as well as the impact of any dividends or distributions to our shareholders and/or receipt of dividends from our affiliates.  As a holding company, our ability to increase or realize existing holdings or acquire new holdings is affected by the markets in which they operate and capital markets as well as by applicable regulatory limitations with respect to our group companies or companies whose shares we intend to acquire.

The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the markets in which they operate and capital markets which significantly affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

Global Economic Status

The worldwide financial crisis which developed in 2008 and 2009 and the ramifications of the financial crisis, including in stock and currency rate fluctuations, in the endurance of the credit squeeze experienced by various firms and various countries, and in significant uncertainty in economic activities, may materially adversely affect our results of operations.

Developments in the global markets and particularly in the Euro area and in the U.S., including exchange rate fluctuations worldwide have materially adversely affected and may continue to materially adversely affect the Company's and its group companies' results of operations, their liquidity, the value of their equity, the value and exit potential of their assets, their business (including the demand for products of our group companies), their financial covenants, their credit rating, their ability to distribute dividends, and also their ability to raise financing required for their day-to-day and long-term operations, and the terms of such financing. As a result, in the future, we may recognize impairment charges if the fair value of our investments in group companies will decline below their carrying amount. This slowdown, and the financial crisis that preceded it, have also adversely affected our financial results, which are directly impacted by our ability to conclude profitable "exit" transactions of companies in our group.

In late 2008, due to the worldwide financial crisis, the market value of our investment in certain of our equity held investees (mainly Given Imaging and NetVision) declined below their carrying amounts. However, in 2009 the market value of these investments fully recovered when compared with the carrying amounts. Furthermore, during 2009 we sold our holdings in NetVision in an amount exceeding its carrying amount as described above under "Item 4 – Information on the Company". As of December 31, 2010 we assessed whether other than temporary impairment have occurred, and concluded based on the above, amongst other factors such as the investees operational results that there was no such other than temporary impairment except as described below under "Year Ended December 31, 2010 compared with Year Ended December 31, 2009". However, we may have to record in the future, impairment charges if the fair value of certain investments decrease below their carrying amount and we deem such decline to be other than temporary.

The ability of our group companies to raise capital is affected by developments, changes and trends in the venture capital industry. 2010 was characterized by significant changes in the venture capital industry and in investments in technological ventures, mainly with respect to the ability to raise capital and conclude exit transactions of mature companies. The ability of technology companies to raise capital from venture capital investors was adversely affected in 2010, while the majority of investors refrained from making new investments (reference Cambridge Associates LLC, Dow Jones & Company, Inc. Standard and Poors and Tomson Datastream). In addition, studies have indicated that average length of time between investment and realization of the investment has approximately doubled in the last decade. Concurrently, the life science industry continues to account for a significant part of venture capital investments worldwide, and studies have revealed a clear trend of an increase in recent years in investments in this field in the United States from approximately $6 billion in 2008 to over $10 billion in 2010.

Israeli legislative Environment

In January 2011, the Efficiency of Enforcement Proceedings in the ISA (Legislation Amendments) Law (the "Administrative Enforcement Law") was published. The law prescribes administrative enforcement arrangements, for certain kinds of violations of laws of which the ISA is in responsible, including the Securities Law, the Regulation of the Practice of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995, and the Joint Investment Trust Law, 5754-1994. These arrangements enable, through an administrative procedure, to impose various enforcement measures on the violator, including: a monetary sanction, payment to the person injured by the violation, prohibition to serve as a senior officer in a supervised body for a certain period, or revocation or suspension of a license, permit or authorization. In certain cases in which the violator is a corporation, the law determines that liability in respect thereof shall also apply to the chief executive officer, unless certain conditions are met, including the existence of procedures for prevention of violation in the corporation. The law also includes a mechanism of an agreed arrangement as an alternative for conducting a criminal or administrative procedure which also allows the imposition of the said enforcement measures. As part of our preparation towards the applicability of the Administrative Enforcement Law, we are acting to the adopt procedures to enhance compliance with the Securities Law and the regulations promulgated thereunder.

In July 2010, a private bill: Increasing Competition and Reducing Risk in the Activity of Business Groups, 5770-2010, was placed on the Knesset's table, prior to the presentation thereof for preliminary reading. The said bill includes, inter alia, the imposition of certain restrictions on the holding of means of control in financial institutions, and on the holdings of means of control by financial institutions in other corporations, as well as provisions regarding the appointment of directors in companies which are included in a business group, and regarding the tax rate which shall apply to dividend distribution out of such companies profits.

In October 2010, the Israeli prime minister announced that a committee had been formed in connection with increasing competition in the economy, whose purpose it is to recommend to the government, possible policy measures for addressing the issue of the structure of holdings in the economy, and in this regard, among other things, to examine the issue of real companies' control over financial companies and the issue of constrained control over a public company through a pyramidal holding structure (including through taxation of activities carried out within the business group). The object is to achieve certain goals which were defined for the committee, and among them, conserving the stability of the financial system and increasing the competition and efficiency of market activity.

Enacting regulatory measures, such as the measures proposed above, if and insofar they shall take place, may materially affect us, considering the limitations on our holding structure, in respect of the advisability of dividend distribution from the group companies, including due to tax implications, in the market sectors in which it shall operate etc.

The implementation of policy measures with regard to the aforementioned and other issues, if carried out, may have a material impact on the Company, inter alia in connection with the holding structure under which it operates, whether it is worthwhile to distribute dividends, including tax aspects thereto, in the industries in which our group companies operate, etc.

Critical Accounting Policies

On January 6, 2010, further to the delisting of our shares from the NASDAQ (see above under: "Item 4 – Information on the Company"), we commenced reporting in accordance with the reporting obligations under the Israel Securities Law (1968) applicable to reporting companies in Israel which are not dual-listed. As a result, we changed our financial reporting principles from US GAAP to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS). As permitted under the Exchange Act and the regulations promulgated thereunder our consolidated financial statements were prepared in conformity with IFRS (without reconciliation to U.S. GAAP).

The preparation of our consolidated financial statements for the year ended December 31, 2009 were our first consolidated financial statements prepared in accordance with IFRS. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements.

Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Principles of accounting for holdings in group companies – Basis of consolidation, equity method of accounting.

•	Business combinations and fair value adjustments

•	Impairment of investments in group companies

•	Impairment of intangible assets

•	Accounting for income taxes

•	Provisions

•	Financial assets including financial assets classified as available for sale.

Principles of Accounting for Holdings in Group Companies- Basis of consolidation, equity method of accounting.

Consolidation. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we own, including potential voting rights that are immediately exercisable, directly or through our subsidiaries, more than 50% of the outstanding voting securities of a company so that we have the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. However, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our rights to appoint members of the boards of directors, our representation on the board of directors and any non-controlling  rights and other factors that require management to make judgments and that involve the use of significant estimates and assumptions.

Under the consolidation method, a controlled company's assets and liabilities are included within our consolidated statement of financial position and its income items, expense items and other comprehensive income items are included within our consolidated income statement and statement of comprehensive income. The non-controlling interest in respect of subsidiaries represents the non-controlling interests share in the income or losses of the subsidiaries and the net assets based on their fair values on the acquisition date of the subsidiaries. The non-controlling interest is presented as part of shareholders' equity in a separate amount.

In January 2008, the IASB issued IFRS 3(Revised), "Business Combinations", or IFRS 3(R), and IAS 27(Amended), "Consolidated and Separate Financial Statements", or IAS 27(A). IFRS 3(R) and IAS 27(A), or the Standards, which became effective for financial statements of periods beginning on January 1, 2010. The principal changes that took place following the adoption of the Standards are:

•
A transaction with the non-controlling interests, whether a sale or an acquisition, is accounted for as an equity transaction and will therefore not be recognized in the statement of income or have any effect on the amount of goodwill, respectively.

•
A subsidiary's losses, even if resulting in a capital deficiency in a subsidiary, are allocated between the parent company and non-controlling interests, even if the non-controlling interests has not guaranteed or has no contractual obligation for sustaining the subsidiary's operations or of investing further amounts. However,  until the adoption of the Standards, non-controlling interest in subsidiaries having a deficit in the shareholders' equity took into account the losses of the subsidiaries up to the amount of the loans and liabilities (including the interest accrued in respect thereof) as well as commitments for granting loans only.

•
On the loss or achievement of control of a subsidiary, the remaining investment, if any, is revalued to fair value against gain or loss from the sale and this fair value will represent the cost basis for the purpose of subsequent treatment. The same treatment applies upon the loss or achievement of significant influence over our associates.

The Standards were adopted prospectively. As such, the adoption of the standards affected certain aspects of our accounting for subsidiaries and non-controlling interests mainly with respect to allocation of losses to non-controlling interests, accounting for consolidating and de- consolidating subsidiaries, accounting for transaction with non-controlling interests and recognition of gain upon a change of ownership.

In 2010, we early adopted the amendments to IFRS 3 (Revised) - Business Combinations in regard to the measurement of non-controlling interests and share-based payment awards in a business combination. The amendments have been applied (retrospectively) from the date of original adoption of IFRS 3 (Revised) and did not have a material effect on our financial position, operating results and cash flows.

For more details regarding the above amendments, see Note 2 to our consolidated financial statements – Item 18.

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

In circumstances where we invest in associates through a preferred security or other senior security, we recognize our share in the  associate's gains or losses based on the ownership level of the particular associate's security or loan held by us to which the equity method is being applied.

We also account for our interests in partnerships under the equity method of accounting, based on our holding percentage.

For further discussion regarding our investments, see Impairment of Investments in Group Companies" below. For further discussion regarding Financial assets Classified as Available-for-sale, see "Financial assets" below.

Business Combinations and Fair Value Adjustments

Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to interest in the acquired company's assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill.

The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is allocated to identifiable net assets, intangible assets other than goodwill, such as In-Process Research and Development, or IPR&D, and goodwill and the residual value is allocated to goodwill. The amortization of amounts allocated to finite-lived intangible assets other than goodwill is calculated in accordance with the expected economic benefit from the assets in each period, on the basis of the estimated useful life of each group of assets.

Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method we use is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which requires judgment that can impact our results of operations is estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries that are rapidly evolving and extremely competitive, the value of the intangible assets, their respective useful lives and the investments in companies is exposed to future adverse changes that can result in a charge to our results of operations (See "Impairment of Investments in Group Companies" below.)

For the discussion regarding standards IFRS 3(R) and IAS 27(A) issued by the IASB which became effective as of January 1, 2010, see "Principles of Accounting for Holdings in Group Companies – Consolidation"

Impairment of Investments in Group Companies

At the end of each reporting period, we assess whether there is any objective evidence of impairment of an investment in a group company that is not consolidated. This evaluation is judgmental in nature. Whenever events or changes in circumstances indicate that the carrying amount of the investment is not recoverable and the carrying amount of the investment exceeds its recoverable amount, the investment is written down to its recoverable amount by a charge to our results of operations.The recoverable amount is the higher of fair value less costs of sale and value in use.

An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans, projections and financial statements), the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Evidence of impairmentmay include, among others, general market data, a decline in stock market prices, recurring operating losses, failure of research and development efforts, extremely negative deviation from the business plan, specific conditions affecting the investment, such as in the industry, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive, and we weigh all quantitative and qualitative factors in determining if any objective evidence of impairment of an investment  exists and a decline in value of an investment has occurred. As we operate in industries that are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future.

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

In 2010 we recorded impairment charges in the amounts of $1.8 million, mainly with respect to our investments in Impliant Inc. . In 2009, we recorded write-downs in the amounts of $1.9 million, mainly with respect to our investments in  Kyma . In 2008 we recorded write-downs in the amounts of $0.9 million, mainly with respect to our investment in Elbit Vision Systems Ltd.

Impairment of Intangible Assets

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less selling expenses). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For purposes of testing impairment of identifiable assets, the assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets, or the cash-generating unit. An impairment loss is recognized if the carrying amount of an asset or the cash-generating unit to which it relates exceeds the estimated recoverable amount. In 2010, we recorded an impairment of intangible assets in respect of technology attributable to Wavion, in the amount of $2.4 million (see note 3c. in Item 18 – "Financial Statements"). In 2009 and 2008, we did not record any impairment of intangible assets. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries that are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. At December 31, 2010, consolidated intangible assets amounted to approximately $3.6 million (approximately $7.5 million as of December 31, 2009 and $12.8 million as of December 31, 2008).

Accounting for Income Taxes

At the end of each reported period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. In order to recognize deferred tax assets we must assess the likelihood that our net deferred tax assets will be realized through future taxable income to the extent we believe that realization is probable. Management judgment is required in determining our provision for income taxes and our deferred tax assets and liabilities and tax exposures. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumptions mainly with respect to our ability to realize investments in our group companies.

The balance of net deferred  tax liabilities as of December 31, 2010, was $4.7 million and as of December 31, 2009 and December 31, 2008, the balance of deferred tax assets net of deferred tax liabilities was nil.

As of December 31, 2009, we had carryforward losses in Israel of approximately $0.2 million.

Provisions

A provision is recognized when we  have a present obligation (legal or constructive) as a result of a past event and a reliable estimate can be made of the amount of the obligation and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. If the effect is material, provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

Financial assets including financial assets classified as available for sale:

We  initially recognize loans and receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase, including assets designated at fair value through profit or loss, are recognized initially on the trade date.

Loans and receivables are recognized initially at fair value plus, any directly attributable transaction costs, unless they are classified at fair value through profit or loss or as available for sale assets. Except for in the rare instances where the fair value cannot be reliably determined due to a significant range of reasonable fair values estimates or a wide range of probable outcomes, financial instruments are recognized initially at fair value plus, any directly attributable transaction costs, unless they are classified at fair value through profit or loss or as available for sale assets. In the instances where the fair value cannot be reliably determined the financial assets shall be remeasured at each subsequent reporting dates on the basis of information available at that date, if determinable, in accordance with IAS 39.

Financial assets classified as available-for-sale. Our investments in certain shares and certain debt securities are classified as available-for-sale financial assets. After the initial recognition, those investments are measured at fair value and the changes therein (other than continuous or material impairment losses, exchange rate gains or losses and accrual of the effective interest on available-for-sale monetary items) are recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other income (expenses), or determined to be impaired, at which time the cumulative loss is recognized in the income statement in other income (expenses), and removed from the available-for-sale capital reserve.

For further discussion regarding our investments, see "Impairment of Investments in Group Companies".

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of our accounts and the accounts of all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:

Year ended December 31,
2010	2009	2008
RDC Starling Wavion1 Sync-Rx ActySafe	RDC Medingo3 Starling Sync-Rx XSIGHTS2 Wavion1 ActySafe	RDC SELA4 Medingo3 Starling Sync-Rx XSIGHTS2 Wavion1 Impliant5 ActySafe

1 Consolidated from March 31, 2008.
2 Ceased opertions during 2010.
3 Sold in May 31, 2010.
4 Sold in September 2009.
5 Consolidated from March 31, 2008 through September 30, 2009.

Equity Method. Our main group companies held by us or through Elbit, DEP and RDC accounted for under the equity method of accounting include:

Year ended December 31,
2010		2009		2008
Atlantium Aqwise BrainsGate Galil Medical10 Given Imaging NuLens	Safend Pocared PLYmedia Kyma Teledata9	Impliant1 Teledata9 BrainsGate NuLens Safend Atlantium Enure Pocared 3DV	BPT2 PLYmedia Given Imaging NetVision3 ChipX4 Aqwise Notal Vision8 Galil Medical10	Impliant1 Teledata9 BrainsGate NuLens Safend Neurosonix Atlantium Enure Pocared BPT2 PLYmedia Given Imaging	NetVision3 ChipX4 Wavion5 Aqwise Kyma Ellara6 Notal Vision8 Galil Medical10 3DV7 RADLIVE

1 Through March 31, 2008, and since September 30, 2009 until operations ceased in 2010.
2 Through September 30, 2009.
3 Sold in October 2009.
4 Merged with GigOptix Inc. in November 2009.
5 Through March 31, 2008.
6 Sold in September, 2008.
7 Sold in June 2009.
8 Through September 2010.
9 Sold in June 2010.
10 Sold in April 2010.

Available-for-sale financial assets:

Year ended December 31,
2010	2009	2008
BPT Jordan Valley Notal Vision EVS GigOptix Enablence	Jordan Valley BPT EVS GigOptix	Jordan Valley EVS M-Wise

Year Ended December 31, 2010 compared with Year Ended December 31, 2009 and Year Ended December 31, 2008. The following table sets forth the net results of our operations in the reported periods:

	Year ended December 31,
	2010	2009	2008
	(millions of $, except per share data)
Net income (loss) attributable to Elron's shareholders	60.7	(14.3)	(71.8)
Net income (loss) per share attributable to Elron's shareholders	1.98	(0.48)	(2.43)

The net income attributable to our shareholders we reported in 2010 resulted mainly from a gain in the amount of approximately $70.8 million (net of non-controlling interest and tax) recorded in the second quarter of 2010 resulting from the disposition of our investment in Medingo, and a gain in the amount of approximately $22.4 million recorded in the second quarter of 2010 resulting from the disposition of our investment in Teledata. The aforementioned gains were offset by our share of the net loss of our group companies in the amount of $32.6 million (net of non-controlling interest), which resulted mainly from the losses of Wavion, Starling and Medingo, Nulens and Brainsgate. These amounts include amortization of intangible assets, mainly related to our investment in Given Imaging, and impairment expenses in respect of certain group companies in the amount of approximately $8.9 million.

The net loss attributable to our shareholders we reported in 2009 resulted mainly from our share of the net loss of our group companies in the amount of $35.1 million (net of non-controlling interest) which was offset by gains from disposal of businesses and associates and changes in holdings in associates, net, in the amount of $29.5 million in 2009 (net of non-controlling interest), which included mainly a $21.9 million gain resulting from the disposition of our investment in NetVision, and a $4.4 million gain (net of non-controlling interest) resulting from the sale of all the assets of 3DV to a third party. The net loss of our group companies included losses resulting mainly from Medingo, Starling, Wavion, Impliant, Pocared, Nulens and Atlantium, and intangible asset amortization mainly related to our investment in Given Imaging. These amounts include expenses due to impairment charges in respect of certain group companies in the amount of approximately $7.7 million.

The net loss attributable to our shareholders in 2008 resulted mainly from our share of the net loss of our group companies in the amount of $62.1 million (net of non-controlling interest) which included losses resulting mainly from Medingo, Starling, Wavion, Impliant, Pocared, Safend, Galil Medical and Atlantium, andintangible asset amortization mainly related to our investment in Given Imaging. These amounts include expenses due to impairment charges in respect of certain group companies in the amount of approximately $5.9 nillion.

The following table summarizes our operating results:

	Year ended December 31,
	2010	2009	2008
	(millions of $)
		Audited
Income from sales	9.6	9.9	6.2
Gain from disposal of business and associates and changes in holdings in associates, net	160.0	31.8	0.8
Financial income	2.8	1.4	6.3
Total income	172.4	43.1	13.3
Equity in losses of associates, net	10.9	10.5	40.1
Cost of sales	3.9	4.8	3.2
Research and development expenses, net	18.2	25.7	29.9
Selling and marketing expenses	6.6	9.0	7.5
General and administrative expenses	13.6	15.9	19.0
Amortization of intangible assets	1.4	1.4	1.1
Financial expenses	3.1	5.4	4.8
Other expenses, net	3.0	2.2	0.3
Total costs and expenses	60.8	75.0	106.0
Income (loss) before taxes on income	115.6	(31.8)	(92.7)
Tax on income (Tax benefit)	6.1	(2.5)	-
Income (loss)	105.5	(29.4)	(92.7)
Income (loss) attributable to the Company's shareholders	60.7	(14.3)	(71.8)
Income (loss) attributable to non-controlling interest	44.8	(15.1)	(20.8)
Basic income (loss) per share attributable to the Company's shareholders (in $)	1.98	(0.48)	(2.43)
Diluted income (loss) per share attributable to the Company's shareholders (in $)	1.98	(0.49)	(2.44)

Income

Income from Sales. Income from sales comprised of sales of products by our subsidiary Wavion, and our former subsidiary Sela. The following table sets forth these revenues:

	Year ended December 31,
	2010	2009	2008
	(millions of $)
Wavion2	9.6	7.7	2.4
SELA1	-	2.2	3.8
Total	9.6	9.9	6.2

1 SELA was consolidated until September 2009, following its sale.
2 Wavion was consolidated from March 31, 2008.

Gains from Disposal of Businesses and Associates and Changes in Holdings in Associates, net. In 2010 gains from disposal of businesses and associates and changes in our holdings in associates, net, amounted to $160 million, which resulted primarily from a $133.5 million gain from the sale of Medingo and a $22.4 million gain from the sale of Teledata. In 2009 gains from disposal of businesses and associates and changes in our holdings in associates, net, amounted to $31.8 million, which resulted primarily from a $21.9 million gain from the disposition of our holdings in NetVision and a $6.1 million  gain resulting from 3DV's sale of substantially all of its assets to a third party and a $1.5 million gain resulting from the merger between ChipX and GigOptix (see above under "Item 4 – Information on the Company"). We had no material gains from disposal of businesses and associates and changes in our holdings in associates in 2008.

Financial Income. Financial income amounted in 2010 to $2.8 million, compared with $1.4 million in 2009 and $6.3 million in 2008. The financial income in 2010 resulted mainly from interest income which resulted from loans granted by us to associates, from translation differences accumulated on NIS-denominated deposits and from interest income on bank deposits. The financial income in 2009 resulted mainly from interest income which resulted from loans granted by us and by RDC to associates and from interest income on bank deposits. The financial income in 2008 resulted mainly from a decrease in the market value of Starling's Debentures and the expiry of most of Starling's options to purchase Convertible Debentures and interest income on bank deposits and loans granted by us to associates.

Expenses

Equity in net losses of associates. Our share of net losses of associates resulted from our holdings in certain investments that are accounted for under the equity method (see above under: "BASIS OF PRESENTATION"). Our share of net losses of associates amounted to $10.9 million in 2010, compared with $10.5 million in 2009 and $40.1 million in 2008. The decrease in our share of the net losses of associates in 2010 and 2009 compared with 2008 resulted primarily from ceasing to invest in and having disposed of certain ofassociates, including Neurosonix Ltd., ChipX, Atlantium, Ellara, Galil Medical, 3DV, Teledata, MuseStorm Ltd., Radlive Ltd., PLYmedia and others. As mentioned above, during 2010 and 2009, we continued to invest in and support our existing group companies, investing in fewer existing companies than in the past in an effort to focus on such companies.

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

Highlights of the Results of Operations of Our Associates:

Given Imaging (Nasdaq and TASE: GIVN) (a 27% holding directly and indirectly through RDC).

The following is in accordance with IFRS:	Year ended December 31,		Increase	Year ended December 31,	Increase
	2010	2009	(Decrease)	2008	(Decrease)*
	(millions of $)%			(millions of $)%
Revenues	157.8	141.8	11.3%	125.1	13.3%
Operating income	7.7	10.7	(27.6)%	0.3	NA
Net income attributable to shareholders	13.1	17.5	(25)%	6.1	186%

*2009 compared to 2008

The increase in Given Imaging's revenues in 2010 compared with 2009 resulted mainly from the inclusion of the revenues of Sierra , acquired in April 2010. The main factors that influenced the decrease in Given Imaging's operating income in 2010 compared with 2009, were the increase  in the operating expenses  from the consolidation of Sierra,  one-time expenses resulting from the acquisition of Sierra and additional one-time expenses in respect of stock-based compensation to employees, which resulted, among other things, from a change to Given Imaging's employees and directors stock-based compensation plan and a planned increase in other operating expenses. In addition, 2009 included one-time tax income, resulting from a tax assessment arrangement between Given Imaging and the Israeli income tax authorities.

The increase in Given Imaging's revenues in 2009 compared with 2008 was primarily due to an increase in Bravo sales and an increase in sales of the PillCam SB capsule, offset by a decrease in sales of workstation and data recorders and a decrease in revenues from services. Other factors that influenced the increase in sales were the increase in sales price of certain of Given Imaging's products, which was partially offset by exchange rates effect. The improvement in the operating income in 2009 compared to 2008  was mainly due to the increase in the the gross margin of Given Imaging and the improvement in the gross income of Given Imaging. The increase in the net income was due to the increase in the operating income and from one time income from tax benefit. This increase was offset against a natural increase in the operating expenses and from the decrease in finance expenses, net.

NetVision (TASE: NTSN). As described above under "Item 4 – Information on the Company," in October 2009, we completed the sale of our holdings in NetVision.

The following is in accordance with IFRS:

	Year ended December 31,		Increase
	2009	2008	(Decrease)
	(millions of $)*		%
Revenues	331.2	327.0	1.3
Operating income	41.2	29.5	39.7
Net income attributable to shareholders	28.0	22.9	21.8

* NetVision's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into U.S. dollars at the representative rate of exchange prevailing at December 31, 2009 according to which $1.00 equaled NIS 3.775.

The increase in Netvision's net revenues in 2009 compared with 2008 resulted mainly from an increase in revenues in the Internet connectivity sector, which resulted mainly from an increase in sales of connectivity related products and services, an increase in customer base, and an increase in the dollar exchange rate. Net income in 2009 included expenses incurred as a result of entering the domestic telephony services sector, which were offset by one-time charges, which included a decrease in communication expenses and income from a settlement agreement with a communications operator. Net income in 2008 included one-time expenses incurred as a result of impairment charges in respect of intangible assets.

Teledata. As described above under "Item 4 – Information on the Company," in June 2010, we completed the sale of our holdings in Teledata.

The following is in accordance with IFRS:

	Year ended December 31,		Increase
	2009	2008	(Decrease)
	(millions of $)%
Revenues	49.7	49.3	0.8
Operating loss	(0.5)	(2.0)	(75)
Net loss attributable to shareholders	(0.9)	(3.3)	(71.7)

The decrease in Teledata's operating loss and net loss in 2009 compared with 2008 resulted among other things from an improvement in gross profit.

Income and losses of Consolidated and Associate companies held directly by Elron,  for the year ending December 31, 2010

	Comprehensive income
	Income (loss)	Other comprehensive income	Dividend income	Interest income		Date received
	Thousand Dollars
Subsidiaries:
Elbit Ltd	5.2	0.07	0.3	-		-
D.E.P Technology holdings Ltd	47.9	(0.5)	-	-		-
Mediagate	-	-	-	-		-
Starling Advanced Communication Ltd	(15.7)	-	-	0.9	*	During 2012
Wavion, Inc.	(3.2)	(0.06)	-	-		-
Medingo Ltd**	(10.2)	-	-	0.5	***	May-10

	Comprehensive income
	Income (loss)	Other comprehensive income	Dividend income	Interest income	Date received
	Thousand Dollars
Associates:
Given Imaging Ltd	12.8	12.5	-	-	-
Aqwise Ltd.	(0.5)	-	-	-	-
NuLens Ltd.	(5.2)	-	-	-	-
BrainsGate Ltd.	(9.5)	-	-	-	-
Safend Ltd.	(2.4)	-	-	-	-
Atlantium Inc.	(7.8)	-	-	-	-
Pocared Ltd.	(3.7)	-	-	0.1	Jan-10
Plymedia Inc.	1	-	-	-	-
Kyma Medical Technologies	(1)	-	-	-	-
Impliant Inc.	(3.7)	-	-	-	-
Galil Medical Ltd.**	(0.6)	-	-	(****)	Apr-10
Teledata Networks Ltd.**	(9.1)	-	-	-	-

*Interest income recorded by Elron and RDC are $0.4 and $0.5, respectively.
**Data is for the period prior to the sale of the group company.
***  Interest income recorded by Elron and RDC are $0.1 and $0.4 respectively.
****Represents amount lower than $0.1 million.

Income and losses of consolidated company held, through D.E.P Technology holdings Ltd for the year ending December 31, 2010

	Comprehensive income
	Income (loss)	Other comprehensive income	Dividend income	Interest income	Date received
	Thousand Dollars
Subsidiaries:
RDC Rafael Development Corporation Ltd.	88.3	(11.5)	15	0.3	Jun-10

Income and losses of a consolidated company held, through RDC Rafael Development Corporation Ltd for the year ending December 31, 2010

	Comprehensive income
	Income (loss)	Other comprehensive income	Dividend income	Interest income	Date received
	Thousand Dollars
Subsidiaries:
Actysafe Ltd.	(0.3)	-	-	-	-
Xsights Ltd. (formerly PaperLynx)	(1.1)	-	-
SyncRx Ltd	(1.9)	-	-	-	-

Income and losses of a consolidated company held, through Wavion, Inc.  for the year ending December 31, 2010

	Comprehensive income
	Income (loss)	Other comprehensive income	Dividend income	Interest income	Date received
	Thousand Dollars
Subsidiaries:
Wavion Ltd.	(3.3)	(0.06)	-	-	-

Cost of sales. Cost of sales consisted primarily of expenses related to salaries and materials associated with selling products of our subsidiary Wavion and our former subsidiary SELA (until disposition as described above under: "Item 4 – Information on the Company"). Cost of revenues in 2010 amounted to $3.9 million, compared with $4.8 million in 2009 and $3.2 million in 2008. The increase in cost of sales in 2009 compared with 2008 resulted mainly from an increase in Wavion's sales. The decrease in cost of sales in 2010 resulted mainly from an improvement in Wavion's gross profit margin and from the deconsolidation of SELA.

Operating expenses. Operating expenses were comprised of research and development expenses, net, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries (excluding amortization of intangible assets which also constitute part of operating expenses under IFRS but are presented separately):

	Year ended December 31,
	2010	2009	2008
	(millions of $)
Corporate	5.6	6.9	9.4
Starling	10.0	6.7	8.4
Wavion 2	8.6	7.8	5.4
Medingo 3	6.9	15.9	17.1
RDC	4.1	2.6	2.5
SELA1	-	1.8	4.0
Impliant 4	-	4.9	4.7
Other 5	3.1	3.9	4.8
	32.3	50.5	56.5

1 Sold in September 2009.
2 Consolidated from March 31, 2008.
3Sold in May 2010.
4 Consolidated from March 31, 2008 through September 30, 2009.
5 Includes mainly Sync-Rx and XSIGHTS (XSIGHTS ceased operations in 2010 due to RDC's decision to cease investing in such company).

Corporate operating expenses in 2010 amounted to $5.6 million compared with $6.9 million in 2009 and $9.4 million in 2008. The decrease in 2010 and 2009 compared with 2008 resulted mainly from the implementation of the Services Agreement with DIC (see above under: "Item 7 – Major Shareholders and Related Party Transactions") and from other measures designed to improve efficiency and to reduce operational costs. The decrease in 2010 compared with 2009 resulted mainly from the implementation of the Services Agreement with DIC during all of 2010 compared with only seven months during 2009.

Medingo's operating expenses and operating loss amounted to $6.9 million in 2010 (until disposition as described above under: "Item 4 – Information on the Company") compared with $15.9 million in 2009 and $17.1 million in 2008. Medingo's operating expenses decreased in 2009 compared with 2008 mainly as a result of the decrease in research and development expenses. The decrease in 2009  was offset by the increase in general and administrative and marketing expenses incurred as a result of Medingo's implementing steps towards production and commercialization of the dispensing insulin patch. Medingo's operating expenses included in our financial results decreased in 2010 mainly as a result of its deconsolidation following its sale.

Wavion's operating expenses amounted to $8.6 million in 2010, compared with $7.8 million in 2009 and $5.4 million in 2008 (commencing consolidation from March 31, 2008), and its operating loss amounted to $3.0 million in 2010 compared with $4.0 million in 2009 and $4.8 million in 2008 (commencing consolidation from March 31, 2008). The gradual increase in Wavion's operating expenses during 2008-2010 resulted mainly from Wavion's increased marketing and sales efforts and the increase in its operations and sales turnover. These factors together with an improvement in Wavion's gross profit margin led to a gradual decrease in Wavion's operating loss during 2008-2010.

Impliant's operating expenses and operating loss amounted to $4.9 million in 2009 (until deconsolidation on September 30, 2009) compared with $4.7 million in 2008 (commencing consolidation from March 31, 2008). The increase in Impliant's operating loss resulted mainly from the increase in research and development expenses incurred during 2009 subsequent to a temporary cessation of its clinical trials during 2008 which were renewed at the end of the second quarter of 2008 and carried out through the end of 2009.

Starling's operating expenses and operating loss amounted to $10 million in 2010 compared with $6.7 million in 2009 and $8.4 million in 2008. The decrease in 2009 compared with 2008 resulted mainly from the decrease in research and development expenses and in salaries and related expenses. The increase in 2010 resulted mainly from the increase in Starling's research and development expenses.

SELA's operating expenses included in our financial reports amounted to $1.8 million in 2009 (until disposition as described above under: "Item 4 – Information on the Company") compared with $4.0 million in 2008. The decrease resulted from the deconsolidation of SELA. SELA's operating loss included in our financial reportsamounted to $0.5 million in 2009 (until disposition) compared with $1.8 million in 2008. The decrease resulted from the deconsolidation of SELA.

RDC's operating expenses in 2010 amounted to $4.1 million, compared with $2.6 million in 2009 and $2.5 million in 2008. The increase in 2009 resulted from the increase in the fair value of call options to purchase shares of RDC's group companies issued to its employees. The increase in 2010 resulted mainly from a one-time expense incurred in respect of a settlement agreement with the former CEO of RDC (see Item 8A – Dispute with Former CEO of RDC.

Amortization of intangible assets. Amortization of intangible assets amounted to $1.5 million in 2010 compared with $1.4 million in 2009 and $1.1 million in 2008 resulting mainly from amortization of intangible assets attributed to technology resulting from the initial consolidation of Wavion in March 2008. The increase in amortization of intangible assets in 2009 and 2010 compared with  2008 resulted due to the amortization of such technology commencing in March 2008 when Wavion was first consolidated, while in 2009 and 2010, the amortization of such technology relates to the entire year. (see note 3.C.2.C in Item 18 – "Financial Statements").

Financial Expenses. Financial expenses amounted in 2010 to $3 million compared with $5.4 million and $4.8 million in 2008. The financial expenses in 2010 resulted mainly from interest expenses which resulted from loans granted to us, RDC and Wavion, and from an increase in the market value of Starling's convertible debentures. The financial expenses in 2009 resulted mainly from interest expenses which resulted from bank loans granted to us, RDC, Impliant and Wavion (see below under "Liquidity and Capital Resources"), from accrued interest expenses in respect of Starling's convertible debentures, from expenses incurred in respect of Starling's liability to the Office of the Chief Scientist and from an increase in the market value of Starling's convertible debentures. The financial expenses in 2008 resulted mainly from expenses resulting from our purchase of Starling's convertible debentures (due to which, we recorded expenses in respect of the early redemption of such debentures) and from interest expenses resulting from loans granted to us, RDC, Impliant and Wavion.

Other Expenses (Income), net. Other expenses, net, amounted to $3.1million in 2010 compared with $2.2 million in 2009 and $0.3 million in 2008. The expenses, net, in 2010 resulted mainly from an impairment charge in respect of the investment in Impliant which resulted from the decision of Impliant's Board of Directors to cease its operation (see note 3C in Item 18 – "Financial Statements"), from impairment of intangible assets attributed to technology of Wavion (see note 3.C.2.C in Item 18 – "Financial Statements") and from expenses in respect of impairment of the value of Starling's inventory which derived from Starling's decision to stop the development of certain types of systems, the parts of which were recorded as slow moving inventory. The expenses in 2010 were offset by income in the amount of $2.0 million resulting mainly from a payment we received in respect of a settlement agreement with Online Higher Education B.V ("OHE") over the consideration from the sale of KIT eLearning B.V ("KIT") in 2004 (see note 20H in Item 18 – "Financial Statements"). The expenses, net in 2009 resulted mainly from impairment charges, mainly in respect to Radlive and Kyma following our decision to cease at that time our investment in those companies (it should be noted that during 2009, due to a change in Kyma's capital structure, our rights in respect of past investments in Kyma were forfeited) and from an impairment charge in respect of our investment in EVS. The expenses, net, in 2008 resulted mainly from impairment charges, mainly in respect to EVS. The expenses in 2008 were offset by a gain in the amount of $1.4 million resulting from deferred consideration received in 2008 for the sale of KIT shares in 2004.

Taxes on Income (Tax Benefit). Income taxes in 2010 amounted to $6.1 million in 2010, and were incurred since RDC's gain from the sale of Medingo, as described above,  exceeded RDC's  carryforward losses. Therefore, the gain from such sale required RDC to remit taxes and record current and deferred tax expenses. In 2009, RDC recorded a one-time tax benefit in the amount of approximately $2.5 million due to the cancellation of a tax provision from previous years due to the expiry of the statute of limitations. In 2008 we did not record any material amounts of  income taxes.

Three Months Ended December 31, 2010 compared with Three Months Ended December 31, 2009. The following tables set forth the net results of our operations in the reported periods:

	Year ended	Three months ended
	December 31, 2010	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(millions of $, except per share data)
Net income (loss) attributable to Elron's shareholders	60.7	(12.9)	81.1	(4.5)	(3.0)

	Year ended	Three months ended
	December 31, 2009	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(millions of $, except per share data)
Net (income) loss attributable to Elron's shareholders	(14.3)	(12.2)	(6.7)	(11.5)	16.1

The net loss attributable to our shareholders we reported in the fourth quarter of 2010 resulted mainly from our share in the net loss of our group companies in the amount of $5.0 million (net of non-controlling interest) which resulted mainly from the losses of Starling, BrainsGate, NuLens and Pocared. These amounts include excess cost amortization and impairment expenses in respect of certain group companies in the amount of approximately $2.2 million. The aforementioned loss was offset by a gain in the amount of approximately $1.6 million in resepct of a decrease in our holding percentage of Notal Vision (see note 3C1h to our consolidated financial statements as of December 31, 2010).

The net income we reported in the fourth quarter of 2009 resulted mainly from the disposition of our investment in NetVision. The aforementioned income was partially offset by our share of the net loss of our group companies in the amount of $6.9 million (net of non-controlling interest) which resulted mainly from the losses of Medingo, Starling, Teledata and Wavion. These amounts amounts include excess cost amortization and impairment expenses in respect of certain group companies in the amount of approximately $1.6 million.

The following tables summarize our quarterly operating results:

	Year ended	Three months ended
	December 31, 2010	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(millions of $)
Income from sales	9.6	1.8	1.7	1.9	4.3
Gain (loss) from disposal of business and associates and changes in holdings in associates, net	160.0	(0.07)	156.6	1.0	2.3
Financial income	2.8	0.5	1.0	2.2	1.4
Total income	172.4	2.1	159.4	5.1	8.0
Equity in losses of associates, net	10.9	4.5	2.6	2.7	1.1
Cost of sales	3.9	0.7	0.8	0.7	1.7
Research and development expenses, net	18.2	6.3	4.4	3.9	3.6
Selling and marketing expenses	6.6	2.1	1.9	1.2	1.4
General and administrative expenses	13.6	4.6	3.2	2.2	3.5
Amortization of intangible assets	1.4	0.4	0.4	0.4	0.3
Financial expenses	3.0	1.6	2.4	1.3	0.03
Other expenses (income), net	3.1	(0.3)	3.3	(1.9)	2.0
Total costs and expenses	60.8	19.9	19.0	10.5	13.6
Income (loss) before taxes on income	115.6	(17.8)	140.4	(5.4)	(5.7)
(Tax on income) Tax benefit	(6.1)	0.3	(8.8)	0.04	2.4
Income (loss)	105.5	(17.5)	131.6	(5.4)	3.3
Income (loss) attributable to the Company's shareholder	66.7	(12.9)	81.1	4.5	(3.0)
Income (loss) attributable to non-controlling interest	44.8	(4.6)	50.5	0.9	(0.3)

	Year ended	Three months ended
	December 31, 2009	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(millions of $)
Income from sales	9.9	3.4	2.1	1.9	2.5
Income (loss) from disposal of business and associates and changes in holdings in associates, net	31.8	(0.07)	6.5	0.4	24.9
Financial income	1.4	1.1	1.4	0.6	0.1
Total income	43.1	4.5	10.1	2.8	27.5
Equity in losses of associates, net	10.5	4.6	2.8	2.5	0.6
Cost of sales	4.8	1.5	1.1	1.2	1.0
Research and development expenses, net	25.7	5.2	6.3	5.9	8.3
Selling and marketing expenses	9.0	1.9	2.2	2.9	2.0
General and administrative expenses	15.9	4.4	2.3	4.8	4.3
Amortization of intangible assets	1.4	0.3	0.3	0.4	0.4
Financial expenses	5.4	1.0	2.8	2.8	0.8
Other expenses (income), net	2.2	0.6	1.4	0.1	0.1
Total costs and expenses	75.0	19.5	19.2	20.6	17.5
Income (loss) before taxes on income	(31.8)	(15.0)	(9.1)	(17.8)	10.0
Tax on income (Tax benefit)	2.5	-	-	-	(6.1)
Income (loss)	(29.4)	(15.0)	(9.1)	(17.8)	105.5
Income (loss) attributable to the company's shareholders	(14.3)	(12.2)	(6.7)	(11.5)	16.1
Income (loss) attributable to non-controlling interest	(15.1)	(2.8)	(2.4)	(6.3)	(3.6)

B.	Liquidity and Capital Resources

	December 31, 2010	December 31, 2009
	(audited)
	(millions of $)
Total assets in the consolidated statement of financial position	250.3	213.1
Investments in associate companies and available for sale assets (including assets held for sale)	146.8	127.8
Other long-term receivables	28.2	0.9
Current assets (excluding assets classified as held for sale)	69.6	73.9
Intangible assets, net	3.6	7.5
Current liabilities	14.8	25.9
Long-term liabilities	16.0	65.1
Total liabilities	30.8	91.0
Equity including non-controlling interest	219.4	122.1

	Year ended		Three months ended
Elron's and RDC's primary cash flows (non-consolidated) (*)	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
	audited		unaudited
	(millions of $)
Proceeds received from disposal of non-current investments of Elron and RDC	114.3	68.5	0.1	61.5
Dividends received from Elron's and RDC's group companies	-	9.5	-	-
Investments in Elron's and RDC's group companies (**)	36.7	33.5	6.9	8.9
Raising of Elron's and RDC's debt	-	18.0	-	-
Repayment of Elron's and RDC's loans (***)	70.6	-	-	-
Dividend distributed by RDC (****)	15.0	-	-	-

 (*) The amounts presented include RDC's cash flows in full (100%) in addition to our cash  flows.
(**) Not including our investment in RDC.
(***) Including repayment of RDC's shareholder loans to Rafael only.
(****) Dividend distributed by RDC to Rafael only.

Consolidated cash and deposits at December 31, 2010, were approximately $56.5 million compared with $64.7 million at December 31, 2009. At December 31,  2010, corporate cash and deposits were $40.7 million compared with $59.9 million at December 31, 2009.

The main uses of cash in 2010, were  investments and loans to our group companies in the amount of $17.7 million and $19.0 million by us and RDC respectively. In addition, during 2010 cash was used to prepay loans as detailed below:

•
In June 2010, our Audit Committee and Board of Directors approved the prepayment of our entire debt to Israel Discount Bank Ltd.  in respect of loans granted to us by the Bank in the aggregate amount of $30 million granted to us by the bank (without incurring a prepayment commission), on the interest payment dates in respect of the debt, the last of which was in September 2010. Upon repayment of our entire debt to the Bank in September 2010, our entire debt in respect of the loans granted to us by DIC in the amount of approximately $17.5 million were repaid as well, pursuant to the terms of the loan agreements with DIC.

•	In June 2010, RDC's entire debt in respect of loans granted to it in the amount of $10 million granted to it by Bank Mizrahi Tefahot Ltd. ("Bank Mizrahi") was prepaid.

•
In June 2010, RDC's entire debt in respect of loans granted to it in the aggregate amount of approximately $32 million granted to it by its shareholders was prepaid,  of which, the amount of approximately $13 million was repaid to Rafael and the amount of approximately $19 million was repaid to us. The repayment of RDC's loan to us has no impact on the cash and liabilities balance in the consolidated statement of financial position as of December 31, 2010.

Neither we nor RDC have any long term or short term loans as of December 31, 2010.

The main uses of  cash in 2009, were  investments and loans to our group companies in the in the amount of $15.6 million and $17.9 million by us and RDC respectively.

Our and RDC's investments in our group companies during 2010 and 2009 are detailed in the following table:

	Elron		RDC
	2010	2009	2010	2009
Consolidated companies (*)
($ in milllons)
Starling	8.7	2.7	10.0	3.1
Wavion	3.4	2.7	-	-
Medingo	0.4	1.2	4.2	11.4
Sync-Rx	-	-	3.5	1.5
Other	-	-	1.3	1.5
Total Investments	12.5	6.6	19.0	17.5

	Elron		RDC
	2010	2009	2010	2009
Associates and other investments
NuLens	2.0	-	-	-
Safend	0.3	0.2	-	-
Brainsgate	-	0.5	-	-
BPT	-	0.5	-	-
Pocared	1.4	5.0	-	-
Kyma (**)	1.0	0.5	-	-
Impliant	-	2.0	-	-
Notal Vision	0.4	-	-	-
Other	-	0.4	-	0.4
	5.2	9.0	-	0.4
Total corporate and RDC investments	17.7	15.6	19.0	17.9

(*)  These investments do not affect the cash included in the consolidated financial statements.
(**)  With regard to past investements in Kyma, see above analysis of our operating results for the year ended December 31, 2010, under "Other Expenses (Income), net".

Subsequent to December 31, 2010 and through March 1, 2011, we invested an additional aggregate amount of approximately $ 8.1 million as detailed below (in millions of dollars):

	Elron	RDC
Consolidated companies
Kyma (*)	4	-
Starling	0.7	0.8

Associates and other investments
Pocared	2.6	-

Total corporate investments	7.3	0.8

(*)  Subsequent to the reported date and before the filing of this Annual Report, Kyma became a consolidated company.

We believe that our existing capital sources, including our shares in Enablence which we intend to sell,  will be sufficient to fund our and our subsidiaries’ operations  to fund any investments we may carry out in existing and new companies for at least the next twelve months.

Proceeds received from the disposal of non-current investments of ours and of RDC in 2010 were our and RDC's cash consideration from the sale of Medingo in the amount of $13.7 million and $93.5 million, respectively, our and RDC's proceeds from adjustment to such consideration  in the amount of approximately $0.2 million and $1.5 million, respectively, in respect of such sale  (see further under "Item 4 – Information on the Company"), and a cash consideration in the amount of approximately $3.0 million from the sale of Teledata (see further under "Item 4 – Information on the Company"). In addition, in consideration for the sale of Medingo, we and RDC received amounts of approximately $2.7 million and $19.9 million, respectively, which were deposited in escrow for a period of two years in connection with the Medingo sale transaction. These amounts are presented under "other long-term receivables" in the consolidated financial statements as of December 31, 2010. Proceeds received from the disposal of non-current investments of ours and RDC in 2009, were $60.7 million in proceeds generated from the disposition of our holdings in NetVision (see further under "Item 4 – Information on the Company"), $3.0 million and $3.7 million, respectively, in our and RDC's proceeds generated from the sale of all the assets of 3DV to a third party, respectively.

Additional sources in 2010 and 2009   included a $9.0 million loan provided to us by DIC, which was fully repaid in 2010, as described above. In additition, RDC drew down  $9.0 million from the bank credit facility it secured from Bank Mizrahi during 2009, and which was fully repaid in 2010, as described above and the following cash dividends distributed by our group companies:

•
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

•
In August 2010, RDC declared a special cash dividend in the aggregate amount of approximately $30 million. Our share in such dividend amounted to approximately $15.0 million. The balance amount was distributed to Rafael. Payment of the dividend took place in August 2010.

Consolidated working capital at December 31, 2010 amounted to $54.8 (excluding available for sale investment presented as assets held for sale) million compared with $47.9 million at December 31, 2009. The increase was mainly due to an increase in Wavion and Starling's inventories balance and from a decrease in the short terms loans balance from banks and others, resulting from the repayment of RDC's debt to Bank Mizrahi, as described above.

Convertible debentures at December 31, 2010 amounted to $3.4 million compared with $3.4 million at December 31, 2009, and represent the minority portion of the convertible debentures issued by Starling in May 2007. The increase, which was mainly due to an increase in the market value of Starling's convertible debentures, was totally offset due to repayment of the first payment out of four equal tranches of the debentures' principal made during June 2010.

Shareholders' equity attributable to our shareholders at December 31, 2010, was approximately $196 million, representing approximately 78% of e total assets as reflected in the Statement of Financial Position compared with $126.5 million, representing approximately 59% of total assets as reflected in the Statement of Financial Position at December 31, 2009. The increase in shareholders' equity resulted mainly from the net gain attributable to shareholders in the amount of $60.7 million during 2010, and as a result of an increase of $9.6 million in capital reserves in respect of available for sale financial assets in the amount, mainly due to the increase in the fair value of the investment in Enablence and Jordan Valley shares held by the Company. See in addition, notes 3C, 8B and 8D to the Financial Statements – Item 18, regarding the valuations and determination of the fair value of our investment in Jordan Valley's shares and the discount element regarding to the lock up applicable to the shares of Enablence. The increase in the ratio of shareholders' equity attributable to shareholders to total assets mainly resulted from the increase in shareholders equity as aforementioned, from the repayment of loans from banks and shareholders by us and by RDC and from the dividend distribution by RDC to non-controlling interests.

Intangible assets amounted to $3.6 million as of December 31, 2010 and mainly included intangible assets attributed to the agreement with Rafael in the amount of $3.1 million and technology attributed to Wavion in the amount of $0.3 million resulting from the initial consolidation of Wavion.

Intangible assets amounted to $7.5 million as of December 31, 2009, and mainly included intangible assets attributed to the agreement with Rafael in the amount of $3.1million, and technology attributed to Wavion in the amount of $4.3 million resulting from the initial consolidation of Wavion.

The decrease in intangible assets compared with December 31, 2009 resulted mainly from amortization of intangible assets attributed to technology of Wavion in the amount of $1.5 million and from a decline in the value of such technology in the amount of $2.4 million as described in note 3.C.2.C in Item 18 – "Financial Statements".

Qualitative and Quantitative Disclosure About Market Risk

Market risks relating to our operations result primarily from changes in exchange rates, interest rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions.We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure. The handling of financial exposures, formulation of hedging strategy, supervision over, execution and provision of an immediate response to extraordinary developments in the various markets, is under the responsibility of the Chief Financial Officer, who acts in consultation with the Chief Ececutive Officer and members of the Audit Committee and the Investment Committee. An update regarding the implementation of our policy is presented to the members of the Audit Committee on a quarterly basis. We do not determine the risk management policy for our group companies.

Interest Rate Risks. We were exposed to market risks resulting from changes in interest rates, relating primarily to our and RDC's loan obligations to banks. As of the date of filing of this Annual Report, we and RDC do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2010, we and RDC had no external debt and therefore are not exposed to changes in interest rates. However, certain of our group companies have variable interest loans and therefore, an increase in interest rates would result in increase in their financial expenses.

Liabilities	2011	2012	2013	2014	No specific repayment date	Total	Fair Value
(US$ Equivalent in millions)

Fixed Rate (US$)	0.3	0.3	0.2	-	-	0.8	0.8
Average interest rate	LIBOR + 6%	LIBOR + 6%	LIBOR + 6%

Variable Rate (US$)	0.8	-	-	-	8.4	9.2	9.2
Average interest rate	LIBOR				LIBOR

Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2010 we directly and indirectly held shares of publicly traded companies, primarily Given Imaging and Enablence. Stock prices in the industries of these companies, and of these companies themselves, have historically experienced significant volatility. Changes in the market value of our publicly traded holdings, including holdings through our associates, which are accounted under the equity method of accounting or as available-for-sale assets will not affect our results of operations unless they are concluded to be other than temporary impairment but may have a significant effect on our market value. We view the volatility in market price of these companies as part of our  ordinary course of business. Based on closing market prices at December 31, 2010, the market value of our and RDC's holdings in public securities was approximately $164 million. At December 31, 2010, no instruments were used to hedge the risk of equity price fluctuations. As of March 1, 2011, the market value of our and RDC's holdings in public securities increased to $198 million. In addition, the minority portion of the convertible debentures issued by Starling is classified as a liability measured at fair value, which changes in fair value are recognized in the Statement of Income. Accordingly, there is a risk that the fair value of these debentures will increase, as their fair value is based on their market value on the Tel Aviv Stock Exchange.

Exchange Rate Risk. Since most of our group companies operate in Israel, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of most of our group companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having, to the extent possible, most of our and our group companies' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. However, salaries and related expenses, as well as expenses related to the DIC Service Agreement – See "Item 7 – Related Party Transactions - Major Shareholders" and other operating expenses are denominated in NIS. It is our and our group companies' policy to use derivative financial instruments, from time to time, to limit exposure to changes in the exchange rate between the NIS and the U.S. dollar or to keep a portion of our and our group companies' resources in NIS against portion of its future NIS expenses and against liabilities denominated in NIS. If the NIS should strengthen against the U.S. dollar, it will harm our and our group companies' results of operations.

Consumer Price Index (CPI) Risk. We and our group companies have signed a number of lease and other agreements (including the Services Agreement with DIC, described under "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions that are linked to the NIS CPI for various time periods, which are also impacted by changes in the CPI. A sharp rise in the inflation rate may lead to an increase in our and our group companies' expenses.

Sensitivity analysis

For details regarding linkage balance at December 31, 2010 and December 31, 2009, please see Note 24 in Item 18- Financial Statements.

We and our subsidiaries did not have material derivatives positions as of December 31, 2010 and December 31, 2009.

For further details concerning sensitivity analyses of sensitive financial instruments included in the consolidated financial statements as of December 31, 2010 in accordance with changes in market factors, see below.

The following are the summarized results of the sensitivity analyses:

As of December 31, 2010

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	millions of $
Sensitivity to changes in dollar interest rates	3.3	(0.1)	(0.01)	(0.01)	0.1	0.01	0.01

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	millions of $
Sensitivity to changes in the NIS-dollar exchange rate	(1.8)	(0.2)	(0.1)	0.2	0.1
Sensitivity to changes in share prices of investments accounted as available for sale	37.4	3.7	1.9	(3.7)	(1.9)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(3.5)	(0.4)	(0.2)	0.4	0.2

As of December 31, 2009

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	millions of $
Sensitivity to changes nominal NIS interest rate	(18.2)	0.6	0.08	0.04	(0.6)	(0.08)	(0.04)
Sensitive to changes in dollar interest rates	(47)	1.2	0.2	0.1	(1.3)	(0.2)	(0.1)

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	millions of $
Sensitivity to changes in the NIS-dollar exchange rate	(4.1)	(0.4)	(0.2)	0.4	0.2
Sensitive to changes in the Consumer Price Index	(18.2)	(0.4)	(0.2)	0.4	0.2
Sensitive to changes in share prices of investments accounted as available for sale	14.5	1.5	0.7	(1.5)	(0.7)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(3.4)	(0.3)	(0.2)	0.3	0.2

Sensitivity analyses of sensitive financial instruments included in the consolidated financial statements as of December 31, 2010, in accordance with changes in market factors

The following tables describe sensitivity analyses of the fair value of financial instruments held by us and our subsidiaries.

The following comments should be considered with regards to the tables below:

1.	The instruments that appear below are not necessarily presented in the financial statements at fair value.

2.
Starling's operating currency (NIS) is different from that of ours and our other subsidiaries (U.S. Dollar). Accordingly, no sensitivity analyses were carried out in relation to the exchange rate in financial instruments held by Starling. It should be noted that the effect of the difference between Starling's currency and our currency is reflected in our shareholders' equity under capital reserves from translation differences.

3.	The exchange rates according to which the sensitivity analyses were carried out are the closing rates on the day of calculation.

a. Sensitivity analysis of the balances as of December 31, 2010

Sensitivity Test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	millions of $
Other long-term receivables	3.8	(0.1)	(0.03)	(0.02)	0.1	0.03	0.02
Loans from banks and others (including current maturities)	(0.5)	0.01	0.02	0.01	(0.01)	(0.02)	(0.01)
	3.3	(0.09)	(0.01)	(0.01)	0.09	0.01	0.01

Sensitivity Test of changes in the dollar exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	millions of $
Current Assets:
Other current assets and trade receivables	1.1	0.1	0.06	(0.1)	(0.06)
Cash and cash equivalents	3.8	0.4	0.2	(0.4)	(0.2)
Non-current assets:
Long-term receivables	0.2	0.02	0.01	(0.02)	(0.01)
Current liabilities:
Trade payables and other current liabilities	(6.9)	(0.7)	(0.3)	0.7	0.3

	(1.8)	(0.18)	(0.03)	0.18	0.03

*Sensitivity analyses for the influence of the Euro exchange rate were not presented due to their negligible influence.

Sensitivity Test of changes in prices of investments accounted as available for sale

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	millions of $
Other investments	20.2	2.0	1.0	(2.0)	(1.0)
Assets classified as held for sale	17.2	1.7	0.9	(1.7)	(0.9)
	37.4	3.7	1.9	(3.7)	(1.9)

Sensitivity Test of changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	millions of $
Convertible debentures	(3.5)	(0.4)	(0.2)	0.4	0.2

b. Sensitivity analysis of the balances at December 31, 2009

Sensitivity Test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	millions of $
Loans from banks and others (including current maturities)	(47.0)	1.2	0.2	0.1	(1.3)	(0.2)	(0.1)

Sensitivity Test of changes in nominal NIS interest rate

		Gain (loss) from changes in nominal NIS interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	millions of $
Loans from shareholders	(18.2)	0.6	0.08	0.04	(0.6)	(0.08)	(0.04)

Sensitivity Test of changes in the dollar-NIS exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	millions of $
Current Assets:
Other current assets and trade receivables	1.1	0.1	0.06	(0.1)	(0.06)
Cash and cash equivalents	21.7	2.2	1.1	(2.2)	(1.1)
Non-current assets:
Long-term receivables	0.2	0.02	0.01	(0.02)	(0.01)
Current liabilities:
Trade payables and other current liabilities	(8.9)	(0.9)	(0.4)	0.9	0.4
Non-current liabilities:
Loans from shareholders	(18.2)	(1.8)	(0.9)	1.8	0.9
NIS-Dollar forward:
Not recognized as an accounting hedge**	***	0.02	0.01	(0.02)	(0.01)

	(4.1)	(0.36)	(0.12)	0.36	0.12

*Sensitivity analyses of the influence of the Euro exchange rate were not presented due to their negligible influence.
**Sensitivity analyses of the forward effect of the changes in respect of the NIS and dollar interest rates were not presented due to their negligible effect.
***Less than $0.01 million

Sensitivity Test of changes in the Israeli Consumer Price Index

		Gain (loss) from changes in the Israeli Consumer Price Index
		Increase		Decrease
	Fair value	2%	1%	2%	1%
Section	millions of $
Loans from shareholders	(18.2)	(0.4)	(0.2)	0.4	0.2

With regard to possible further impact of Consumer Price Index changes on the results of our activity – see linkage balance sheets, reported above.

Sensitivity test of changes in prices of investments accounted as available for sale

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	millions of $
Other investments	14.5	1.5	0.7	(1.5)	(0.7)

Sensitivity Test and changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	millions of $
Convertible debentures	(3.4)	(0.3)	(0.2)	0.3	0.2

C.	Research and Development

The combined R&D costs of all group companies amounted to approximately $78.5 million in 2010, $100.3 million in 2009 and $126.8 million in 2008.

The decrease in 2010 as compared with 2009 was primarily due to the sale of certain investments mainly Medingo, Teledata, Galil, ChipX and 3DV and due to  a decrease in R&D expenses of some of our associates mainly Pocared.

The decrease in R&D costs in 2009 as compared with 2008 was primarily due to decrease in R&D expenses of our associates and subsidiaries including mainly Medingo, Starling, Notal, Safend, Teledata and Pocared, and due to the sale of investments, mainly 3DV, ChipX and Impliant, as well as from ceasing to invest in Neurosonix, Radlive and Enure.

Our consolidated R&D costs amounted to $18.2 million in 2010, $25.7 million in 2009 and $29.9 million in 2008. The decrease in 2010 as compared with 2009 was primarily due to the sale and de-consolidation of Medingo and  the de-consolidation of Impliant from September 2009. The decrease in R&D costs in 2009 as compared with 2008 resulted mainly from the decrease in R&D expenses of our subsidiaries including mainly Medingo, Starling and due to the sale of SELA and the de-consolidation of Impliant.

According to our group companies (excluding Given which does not publish any guidance regarding its R&D expenses), its total projected investment in R&D activities during 2011 will total to approximately $59 million.

D.	Trend Information

See "Global Economic Status" above.

E.	Off- Balance Sheet Arrangements

There are no off- balance sheet transactions.

F.	Tabular Disclosure of Contractual Obligations

At December 31, 2010, we and our subsidiaries had material contractual obligations which are expected to affect our consolidated cash flow in future periods, which included lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (the following amounts include predicted accrued interest and are presented in millions of $):

Type of Obligation	2011	2012	2013	2014	Total

Loan from banks	0.9	0.3	0.2	-	1.4
Starling's Convertible Debentures	1.5	1.4	1.4		4.3
Leases	1.0	0.8	0.4	0.4	2.6

* Does not include accrued severance pay and retirement obligations of $ 1.6 million (covered by a fund in the amount of $ 1.4 million) at December 31, 2010.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

As of the date of filing this Annual Report, our executive officers and directors are as follows:

Directors

Name	Age	Position

Arie Mientkavich(5) (4)	68	Chairman of the Board of Directors

Avraham Asheri(1)(4)	73	Director

Gad Arbel(1)(2)(4)	62	External Director

Prof. Gabi Barbash	61	Director

Rona Dankner(6)	27	Director

Ami Erel(5) (4)	63	Director

Yaacov Goldman (1)(2)(3) (4)	55	External Director

Shay Livnat(5) (6)	52	Director

Dori Manor(4) (5) (6)	43	Director

Arie Ovadia(4)	62	Director

Executive Officers Name	Age	Position

Ari Bronshtein	41	Chief Executive Officer

Yaron Elad	33	Vice -President & Chief Financial Officer

(1)	Member of our Audit Committee.
(2)	External director under the Israeli Companies Law.
(3)	Designated "financial expert" under the Sarbanes-Oxley Act of 2002.
(4)	Designated "financial expert" under the Israeli Companies Law.
(5)	Director or officer of IDB Holding Corporation, or IDBH, IDBD and/or DIC.
(6)
Rona Dankner is the daughter of Nochi Dankner, Shay Livnat is the son of Avraham Livnat and Dori Manor is the son of Isaac and Ruth Manor.  See "Item 7—Major Shareholders and Related Party Transactions —Major Shareholders."

Arie Mientkavich joined Elron as Chairman of the Board of Directors in January 2007. He has served as deputy chairman of the board of IDBH since May 2006 and as also serves as chairman of the board of RDC, and as a director of Given Imaging, and NuLens Ltd. He has also served as the deputy chairman of the board of Gazit Globe Ltd and chairman of the board of Gazit Globe Israel (Development) Ltd. since July 2006. From November 1997 to January 2006, Mr. Mientkavich served as chairman of the board of Israel Discount Bank Ltd. and several of its major subsidiaries which includes the Israel Discount Bank of NY and the Mercantile Discount Bank. From 1987 to 1997, he served as active chairman of the board of the Israel Securities Authority, the Israeli equivalent of the SEC. From 1979 to 1987, Mr. Mientkavich served as general counsel to the Israeli Ministry of Finance. During the years 1972 through 1979, he served in a number of positions in the Israeli Ministry of Finance. Mr. Mientkavich was also a member of the board of the Israel Land Administration and of El Al Israel Airlines. Mr. Mientkavich is chairman of the board of trustees of the Academy of the Quality of Government Movement (the "Movement") in Israel, and was honored with the award of Knight of Quality Government in 1995 by the Movement. He is also chairman of the Public Council of Yad Sarah, a voluntary organization in the field of humanitarian support of public health. In addition, Mr. Mientkavich serves as chairman of the Public Committee, in conjunction with the Yad VeShem Holocaust Center, for the documentation of the contribution of the Holocaust Survivors to the Establishment of the State of Israel and has been active in the organization of the annual March of the Living to the concentration camps. In addition, Mr. Mientkavich is a member of each of the Licenses Committee and Advisory Committee of the Bank of Israel and serves on the Advisory Board of the Israel Defense College. Mr. Mientkavich holds degrees in Political Science and in Law from The Hebrew University of Jerusalem, and was admitted to the Israeli Bar in 1972.

Gad Arbel joined Elron as a director in October 2008 and serves as Chairman of our audit committee as of December 2010 and as a member of our investment committee. Mr. Arbel provides consulting services in the economic financial field and serves as an outside director and member of the investment committee at Psagot Mutual Funds (2005) Ltd. Mr. Arbel also serves as a director and chairman of the audit committee of the Managing Association of the Compulsory Vehicle Insurance (the Pool) Ltd., as a member of the Administrative Committee of the Veteran Pension Funds of Israel and as a member of the Board of the College of Management Academic Studies. Mr. Arbel has also served as: director and chairman of the Compliance Committee of the Israel Discount Bank of New York (from 2006-2008); director of Discount Bancorp (from 2007-2008); and director and chairman of the audit committee of the Israel Discount Bank Ltd. (from 2001-2007). From 1997-2001, Mr. Arbel served as a vice president and member of the executive management of the United Mizrachi Bank, heading the Capital Market and Investments Division responsible for, among other things, the departments of securities, provident funds, deposits and savings, private banking and capital market subsidiaries. From 1988-1992, Mr. Arbel served as the Commissioner of Capital Market, Insurance and Savings in the Ministry of Finance of the State of Israel; and from 1983-1987, served in New York as the Chief Fiscal Officer of the Government of Israel for the Western Hemisphere. Mr. Arbel has a B.A. in Economics and an M.B.A., each from the Hebrew University of Jerusalem, Israel.

Avraham Asheri joined Elron as a director in December 1999. He serves as a member of our audit committee and investment committee and until December 2010, as chairman of our audit committee. He is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Elbit Systems Ltd., Koor Industries Ltd., Mikronet Ltd. and Radware Ltd. Mr. Asheri was the president and chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as senior executive vice president and as a member of its management committee, Mr. Asheri held the position of director general of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including managing director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a Bachelors degree in Economics and Political Science from The Hebrew University of Jerusalem.

Prof. Gabi Barbash joined Elron as a director in May 2003. Since 1999, Prof. Barbash has been director general of the Tel-Aviv Sourasky Medical Center, and between 2000 and 2003, he served as chairman of the board of directors of Teuza Venture Capital Fund. Between 1998 and 2000, Prof. Barbash was the chairman of the Israeli National Transplant Center. Between 1996 and 1999, Prof. Barbash served as the director general of the Israeli Ministry of Health. From 1995 to 1998, Prof. Barbash was a member of the Scientific Committee of the Interdisciplinary Center for Technological Analysis and Forecasting at Tel Aviv University. Prof. Barbash was the director general of the Sourasky Medical Center from 1993 and 1996. In addition, from 1986 to 1993, Prof. Barbash was the deputy director of the Sheba Medical Center and from 1990 to 1993, he was director of the Rehabilitation Hospital of the Sheba Medical Center. Prof. Barbash is a director of Clal Biotechnology Ltd. and Bio-Activity Ltd. and Chairman of the start-up "Oplon"  Prof. Barbash holds an M.D. degree from The Hebrew University of Jerusalem, Hadassah Medical School and a Masters degree in Public Health from Harvard University.

Rona Dankner joined Elron as a director in October 2008. Ms. Dankner serves also as a director of Property & Building Corporation Ltd. During the period from January 2008 until September 2010 Ms. Dankner served as Portfolio Companies Liaison at DIC, a role which entailed direct involvement in the activities of DIC's portfolio companies and collaboration with senior management in ongoing strategic, marketing and financial activities and projects. In this capacity, Ms. Dankner collaborated with management at Koor Industries Ltd. in monitoring portfolio companies and investment opportunities. Ms. Dankner has a B.A. in Business Administration from the Interdisciplinary Center in Herzliya, Israel and is currently a student of Shenkar High College of Engineering and Design.

Ami Erel served as the Chairman of our Board of Directors from November 1999 through January 2007 and continues to serve as a director of Elron. He also served as our Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President and Chief Executive Officer of DIC since June 1, 2001 and since March 2007 through December 2007, he also served as Chief Executive Officer of NetVision. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd. Currently, Mr. Erel is Chairman of the boards of directors of Cellcom Israel Ltd., NetVision, Koor Industries Ltd. and Makheshim - Agan Industries Ltd., and serves as a member of the boards of directors of various other subsidiaries and affiliates of DIC. Since September 2009, Mr. Erel has served as Chairman of the Israel Export & International Cooperation Institute; while from January 2005 through January 2009, he served as Chairman of the executive committee of the Manufacturers Association of Israel. Mr. Erel holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.

Yaacov Goldman joined Elron as an external director in March 2003 and was reappointed as an external director for a third three-year term in 2009. He serves as a member of the audit committee and investment committee of our Board of Directors and is our designated financial expert under SEC rules. Mr. Goldman serves as a director of Mer Telemanagement Solutions Ltd., Golden House Ltd., Tagor Capital Ltd., Isrotel Ltd., Negev Ceramics Ltd., DS Apex Holdings Ltd., Medi Power (Overseas) Public Co. Limited, IceCure Medical Ltd. and Renewable Resources Ltd. and its affiliated companies. Until July 2010 Mr. Goldman served as a director of Bank Leumi Le'Israel Ltd. and until June 2009 as Chairman of ITGI Medical Ltd. From October 2004 until September 2008, Mr. Goldman served as the professional secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel. Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (a member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of Kesselman & Kesselman. Mr. Goldman is a certified public accountant in Israel, having received his Bachelor of Economics and Accounting from Tel Aviv University.

Shay Livnat joined Elron as a director in June 2005. He is the President & CEO of Zoe Holdings Ltd. He is a director of IDBD., CII., Clal Insurance  Enterprises Holdings Ltd Cellcom Israel Ltd., Taavura Holdings Ltd., Carmen Assets & Investments Ltd., Carmen Finance (1994) Ltd., Carmen Property Management (1997) Ltd., Or Assaf Investment Ltd., A. Livnat Mataaim Ltd., Ahava Holdings Ltd., O.P.S.I. (International Handling) Ltd., Universal Trucks Israel Ltd., Shay Livnat Holdings Ltd., Cama Communication Ltd., Phone-Or Ltd., and other companies in the IDB group, Taavuara and Avraham Livnat and Shay Livnat.   . Mr. Livnat holds a B.Sc. in Electrical Engineering from Fairleigh Dickinson University, New Jersey, USA.

Dori Manor joined Elron as a director in August 2003. He has served as Chief Executive Officer of companies in the automobile sector of the David Lubinski group of automotive companies, since 2000, and was the Vice President from 1997 until 2000 and Assistant Director from 1994 until 1996. During 1994 and 1995, he served as a director of Morasco Ltd. During 1992 and 1993, he was engaged as an Industrial Engineering consultant for Factory Design Ltd. Mr. Manor serves as a director of IDBH, IDBD, DIC and CII.  Mr. Manor received an MBA degree from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, in 1996 and a Bachelor of Science degree in Industrial Engineering from Tel Aviv University in 1993.

Dr. Arie Ovadia joined Elron as a director in March 2007. He serves as Chairman of Giron Development & Building Ltd., Destiny Holdings (1993) Ltd., Teva Naot Distribution Ltd., Naot Shoes Cooperative Agriculture Society For Business Ltd., Nadlan.com Israel Ltd., Peer Stream Ltd. He is a Managing Partner of Shamrock Israel Growth Fund Advisor Ltd. He is a director of Discount Bank Ltd., Shamrock Cinema city Ltd., Destiny Investment 1993 Ltd., Destiny Assets 1991 Ltd., Israel Petrochemical Ltd., Hadar Given Investments Ltd., Strauss group Ltd., Skylex Corporation Ltd., Compugen Ltd., Carmel Olefins Ltd., Polar Investments Ltd., Intercure Ltd., I.Q.S Shalev Ltd., (previously served as chairman), E.Q.S. Hydraulic Ltd., Maztech Tecnologies Ltd., Maxtech Networks Communication Ltd., Mantisvision Ltd., Paycard Ltd., VyryaNet Ltd., Adams Market G.M. Ltd., Telem Financing Solutions Ltd., A.A. Consultants Ltd., A.A. Adav Consultants and Managing 2007 Ltd., Baantz Consultants Ltd., Binyamin Ovadia Consultants 2007 Ltd and G. I. Tech Ltd.. He holds a Ph.D. in Economics from the University of Pennsylvania, Wharton School.

Ari Bronshtein served as a director of Elron from March 2006 to April 2009.  Mr. Bronstein was appointed co-Chief Executive Officer of Elron in May 2009 and became Chief Executive Officer of Elron in June 2010.  In January 2006, Mr. Bronshtein joined DIC as vice president. From 2004 to 2005, Mr. Bronshtein served as vice president and head of the Economics and Business Development division of Bezeq. Mr. Bronshtein currently serves as a director of CellCom Israel Ltd. and other companies within the DIC group. Mr. Bronshtein holds a Bachelors degree in Finance and Management and a Masters degree in Finance and Accounting, both from Tel Aviv University.

Yaron Elad joined Elron in July 2007 as Comptroller and in January 2010 was appointed as Vice President and Chief Financial Officer. From 2001 to 2007, Mr. Elad worked for BDO Israel, a leading Israeli auditing firm, as manager in the auditing and technical department. Mr. Elad serves on the board of directors of RDC and Kyma. From 2001 to 2007, Mr. Elad was a lecturer at Tel Aviv University and other academic institutions. In addition, Mr. Elad lectured at The Institute of Certified Public Accountants in Israel and various Israeli government ministries. Mr. Elad holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University (cum laude) and a Masters of Science degree in Finance from Tel Aviv University. Mr. Elad has been a licensed CPA in Israel since 2004.

B.	Compensation

The salary of our officers and the rest of the staff working for us,  with the exception of the salary of the Chairman of our  Board of Directors (and with the exception of special bonuses to officers and staff members as aforesaid), is not paid by us but by DIC. In accordance with the Services Agreement, we may grant special bonuses to our officers and other staff working for us and who are employed by DIC. Our Board of Directors usually decides once a year upon the granting of a bonus to our senior managers. For the purpose of reviewing the remuneration terms of the officers at the Company, including the compensation terms and the level of the bonus paid to them, the board of directors has determined criteria on the basis of which the remuneration terms will be examined.

Pursuant to the resolution of the Company’s board of directors, it is a presumption that for so long as no material change had occurred in the position or functioning of the officer along the year, his current employment terms are fair and reasonable. The remuneration terms (not including discretionary bonuses) of the Company’s chairman of the board will be examined while considering the following criteria:

a.	The officer's contribution to investments and exit transactions by the Company.

b.	The Company's business performance during the year.

c.	The officer's contribution to the Company's business, profits, strength and stability.

d.	The Company's need to retain officers of unique qualifications, knowledge or expertise.

Pursuant to the resolution of the Company’s board of directors, bonuses to officers at the Company will be granted based on discretion, not according to a predetermined formula, and will be determined according to multiples of salary months, while the maximum bonus will not exceed 12 months of salary, considering the following criteria:

a.	The officer’s contribution to the investments made by the Company and the investments’ realizations that have been performed.

b.	The Company’s business performance during the year.

c.	The officer’s contribution to the Company’s business, profits, strength and stability.

d.	The Company’s need to retain officers of unique qualifications, knowledge or expertise.

e.	The level of responsibility imposed on the officer.

f.	Changes which occurred in the officer's responsibility during the year.

g.	The satisfaction from the officer's performance (including its evaluation of the level of involvement and care which the officer demonstrates within the performance of his position).

h.	Evaluation of the officer's ability to work in coordination and cooperation with the team.

i.	The officer's contribution to appropriate corporate governance and control and ethics environment.

In cases where the officer shall have made a unique business contribution which is of significant importance to the Company's business, or in the event of special significant challenge/s for the Company which the officer handled during the year, the board of directors shall be entitled to grant the officer a bonus in the amount of more than 12 salaries.

In respect of the chief executive officer, the bonus may be determined not according to multiples of salary months, and the aforesaid limitation shall not apply in respect thereof.

Pursuant to Regulation 21 of the Securities Regulations (Periodic and Immediate Reports), 5730-1970, among the five recipients of the highest salary among the senior officers in the Company and in controlled group companies, one salary recipient is the former CEO of RDC and two other salary recipients are officers at Given Imaging, a public company traded both on the Tel Aviv Stock Exchange and on Nasdaq. Resolutions regarding the remuneration terms of officers at Given Imaging are made by the competent organs at Given Imaging. The remuneration of the company’s CEO, Mr. Ari Bronshtein (including a bonus for 2010, if paid) is paid by DIC and not by the Company in accordance with the Services Agreement .

The Chairman of the Board, Mr. Arie Mientkavich

Without derogating from discussions held in the past by the competent organs of the Company at the time of approval of the remuneration terms of the chairman of the board (which were approved in the past by the Company’s audit committee, the board of directors and the shareholders meeting), in light of the legal position of the Israeli Securities Authority staff dated February 13, 2011, the Company’s board of directors held a discussion about the chairman’s remuneration terms and the connection between the overall remuneration given to the chairman in 2010, as specified below and the contribution of the chairman of the board to the Company in the year 2010, prior to the approval of the Company’s periodic reports.

Below is the review of the Company’s board of directors of the remuneration given during the period of this Annual Report to the Company’s chairman of the board, Mr. Arie Mientkavich, who has been serving since January 2007, pursuant to Regulation 21 of the Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Description of the Remuneration:

During the period of this Annual Report, Mr. Arie Mientkavich, who serves in a halftime position at the Company was entitled to a monthly salary, social and related contributions as customary, disability insurance and lodging expenses. In addition, Mr. Mientkavich holds 120,000 non-tradeable options of the Company’s, allocated to him within the framework of the Company’s option plan. Mr. Mientkavich also holds options for the purchase of Given Imaging shares and restricted share units of Given, granted to him due to his service as a director of Given Imaging.

In addition, on March 10, 2011, the Company’s board of directors approved (after receiving the approval of the Company’s audit committee) subject to the approval of the Company’s shareholders meeting, the payment of a bonus to Mr. Mientkavich in the amount of NIS1.2 million (approximately $334,000) for the year 2010.

For details regarding Mr. Mientkavich’s employment agreement and additional details regarding Mr. Mientkavich’s remuneration during the period covered by this Annual Report, see Item 6 – Directors , Senior Management and Employees"

Review of the connection between the remuneration and Mr. Mientkavich’s contribution, the fairness and reasonableness of the remuneration:

According to the Company’s board of directors’ evaluation, the overall remuneration of the chairman of the board, as specified below reflects his contribution to the Company and is fair and reasonable.

The board of directors has been presented, inter alia, with the relevant data for the remuneration of the chairman of the board as required in the provisions of Regulation 21 of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 and in the provisions of Parts B and C of the Sixth Schedule of those Regulations, including data regarding the entirety of employment terms of the chairman of the board, as well as a document prepared by an external expert regarding the reasonableness of the entirety of the employment terms (including the bonus approved for payment subject to the approval of the shareholders meeting as aforesaid), within which a comparison was made of the employment terms to holders of similar positions in public companies similar to the Company and the scope of business thereof.

The conclusions of the board of directors were that the remuneration to the chairman of the board in 2010 was fair and reasonable, inter alia, considering his activity and contribution to the Company and the business thereof, considering his experience (including positions that he had fulfilled in the past and currently fulfills), his qualifications and his contribution to leading the Company to achievements, which in 2010 included realizations of investments in Medingo and Teledata while recording material profits for the Company, the continuation of leading the efforts of streamlining and saving on the Company’s expenses as well as the management of the existing investments and creation of new investments.

In addition, the board of directors approved as aforesaid (after receiving the audit committee’s approval), subject to approval by the shareholders meeting of the Company, the payment of a bonus to Mr. Mientkavich for 2010 in the sum of NIS 1.2 million (approximately $334 thousand)

Following is a summary of the audit committee’s and the board of directors’ reasons for approving the bonus:

1.
The said bonus, which is equivalent to approximately 9.2 monthly salaries of the chairman of the board in 2010, reflects Mr. Mientkavich’s contribution to the Company and is fair and reasonable, inter alia in view of the Company’s business performance in 2010.

2.
The bonus is granted in light of the activity and special contribution of the chairman of the board to the Company’s business in the context of performance of his duties in 2010, particularly for leading the Company in the processes for the sale of Medingo and Teledata, in addition to his continuous leadership, since taking office, of the Company’s cost-saving efforts, focusing of managerial input and the investment in some of the Group’s companies.

3.
Based on figures that were presented to the board of directors, the cost of the chairman of the board’s terms of employment, including the annual bonus, on the whole, relative to the Company’s business and results is reasonable and acceptable for officers in his position, in a public company of the Company’s type and of its scope of business and does not exceed the range of companies examined.  In addition, the overall cost of employment meets market standards relative to the accepted norm and is fair and reasonable in a public company of the Company’s type and scope of business.

4.	The grant of the bonus is in the ordinary course of business and will not have a material effect on the Company’s profitability, assets or liabilities.

5.
The grant of an annual bonus to the chairman of the board is made in the framework of his terms of employment, which were approved, inter alia, by the general meeting of the shareholders in May 2007, whereby the board of directors shall consider the grant of an annual bonus to the chairman of the board, in such amount as the board of directors shall determine, and all subject to the approval of the Company’s shareholders meeting.

6.
In determining the scope of the bonus, the board of directors considered, inter alia, the following parameters: The contribution of the chairman of the board to investments made by the Company and to the realization of investments made; the Company’s business performance during the year; the contribution of the chairman of the board to the Company’s business, profits, strength and stability; the Company’s need to retain a chairman of the board having unique skills, knowledge, experience and expertise; the extent of the responsibility imposed on the chairman of the board; the satisfaction with the functioning of the chairman of the board; the chairman of the board’s contribution to proper corporate governance, control environment and ethics.

Dr. Zvi Slovin

As aforesaid, according to the service agreement with DIC, Dr.. Slovin’s salary is not paid by the Company but rather by DIC. On March 10, 2011 the Company’s board of directors approved (after receiving the audit committee’s approval) the payment of a bonus to Dr. Zvi Slovin for 2010 in the sum of NIS 570,000 (approximately. $158,000). The bonus is approved and given by the Company and is actually paid through DIC in accordance with the Services Agreement.

The Company’s board of directors held a discussion on the bonus to Dr. Slovin and on the connection between the bonus and Dr. Slovin’s contribution to the Company in 2010, prior to approval of the Company’s periodic reports, in accordance with Section 21 of the Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Description of the compensation:

For details on Dr. Slovin’s compensation during the  period of the Annual Report, see below. As mentioned above, the only component in Mr. Slovin’s compensation which is paid by the Company is the annual bonus.

Examination of the connection between the bonus and Dr. Slovin’s contribution, the fairness and reasonableness of the compensation:

In the estimation of the Company’s board of directors, the bonus approved reflects Dr. Slovin’s contribution to the Company and is fair and reasonable, considering Dr. Slovin’s activity and special efforts for the benefit of the Company and the Company’s business in the context of performance of his duties during the year, which also included the office of Co-CEO in the first half of the year, and particularly due to his contribution to the development of the unique product which was developed by Medingo and the sale thereof, inter alia, in the context of his office as chairman of the board of Medingo prior to the sale thereof, and the promotion of the business of the companies held by the Company in the field of medical devices.

In determining the amount of the bonus, the board of directors considered, inter alia, the following criteria: Dr. Slovin’s contribution to investments made by the Company and the realization of investments made; the Company’s business performance during the year; Dr. Slovin’s contribution to the business of the Company and group companies; the Company’s need to retain an employee having unique skills, knowledge and expertise; the satisfaction with Dr. Slovin’s functioning; appreciation for Dr. Slovin’s ability to work in coordination and cooperation with the team.

The board of directors was presented, inter alia, with figures on Dr. Slovin’s overall  terms of employment, as well as a document prepared by an external expert on the reasonableness of the amount of the annual bonus which was approved as aforesaid for Dr. Slovin, in which a comparison of the overall terms of employment and the annual bonus was made with similar officers in public companies similar to the Company and its scope of business.

For further details on bonuses to officers and bonuses granted for 2009, see below .

During the year ended December 31, 2010, we paid aggregate remuneration of approximately $ 1.3 million to our directors and officers as a group who served in the capacity of director or executive officer during such year. This does not include payments by DIC to officers of the Company employed by DIC as part of the Services Agreement. see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions."

The following table sets forth the approximate aggregate compensation paid by us during the fiscal year ended on December 31, 2010 to all of our directors and officers.

Cash and Cash-Equivalent Forms of Compensation (in thousands of U.S. $)
Salaries, Fees, Directors' Fees, Commissions and Bonuses
2010(1) (2)
All Directors as a group, consisting of 10 persons	466
All Officersas a group, consisting of 1 person	1026

(1)	Does not include payments by DIC to officers of the Company employed by DIC as part of the Services Agreement
(2)	See below – "Payments paid during the period of this Annual Report to the five highest salary receivers amongst our officers and officers in our group companies"

Payments paid during the period of this Annual Report to the five highest salary receivers amongst our officers and officers in our controlled group companies.

The following are the details required according to regulations pursuant the Israeli Securities laws regarding compensation given, to the best of our knowledge, to the five highest salary receivers amongst our officers and officers in our controlled group companies.

Information on compensation receiver				*Compensation for services					Total
				Thousand Dollars
Name	Position	Employment date	Type of Position	Shareholdings (Fully diluted)	Salary	Bonus	Share-based payments	Management fee
Avishai Friedman	Former RDC Chief Executive Officer	October, 2005 (1)	-	-	-	475 (2)	1,585 (2)	-	2,060
Nahum (Humi) Shamir	Chief Executive Office and President of Given Imaging	April, 2006	100%	-	484 (3)	552 (4)	802 (5)	-	1,838
Yuval Yanay	Chief Financial Officer of Given Imaging	August, 2005	100%	-	473 (6)	274 (7)	331 (8)	-	1,078
Arie Mientkavich	Chairman	January, 2007	50%	0.4%	502 (9)	334(10)	190 (11), (12)	-	1,026
Dr. Zvi Slovin	Former Co-Chief Executive Officer	May, 2009 (13)	100%	0.04%	449 (14)	158 (15)	324 (16)	-	931

The following are the details required according to regulations pursuant to the Israeli Securities laws regarding compensation given, to the best of our knowledge, to the senior officer of the Company not specified in the above table, in connection with his office in the Company and its controlled companies.

Information on compensation receiver				*Compensation for services					Total
				Thousand Dollars
Name	Position	Employment date	Type of Position	Holdings in company's corporate capital (Fully diluted)	Salary	Bonus	Share-based payments	Management fee
Ari Bronshtein	Chief Executive Officer	May, 2009 (17)	(17)	-	419 (18)	-	-	-	419

(1)	On January 12, 2010, Mr. Avishai Friedman’s employment and position in RDC was terminated at the latter’s initiative.

(2)
The numbers indicated in the “Bonus” column and in the “Share-Based Payment” column refer to payments received by Mr. Friedman from RDC in the context of a settlement agreement with him following the termination of his employment with RDC and various demands raised by him in relation to the terms of his employment and termination thereof. The bonus amount took into consideration the difference between (a) the maximum value ascribed to Medingo’s shares that were held by Mr. Friedman on the eve of the sale thereof, based on the consideration in the transaction for its sale, and (b) the amount that was paid de facto by Medingo’s purchaser on the closing date of such transaction. For details regarding Medingo’s sale transaction, see Item 4A above.

The amount indicated in the “Share-Based Payment” column refers to the difference between (a) the total amount paid by RDC to Mr. Friedman for the RDC shares it purchased from him, which he held following the exercise of options he had received in the past from RDC, and (b) the amount in respect of Mr. Friedman’s right to sell such shares to RDC, which was recognized as a liability in the consolidated financial statements as of December 31, 2009. It shall be noted that subject to the fulfillment of a certain condition precedent in connection with the Medingo sale transaction, which has not yet been fulfilled as of the date of filing of this Report, RDC undertook to pay Mr. Friedman an additional sum of $125,000 in respect of such RDC shares.

(3)
The amount paid by Given Imaging includes all of the following components: 12 monthly salaries in the sum of NIS 131,000 per monthly salary (approximately. $35,000), social benefits and related benefits, as customary in the United States, health insurance and car maintenance. The engagement between the parties shall terminate 24 months after the date on which either party shall provide the other written notice of his desire to terminate the engagement according to the employment agreement.

(4)
The amount of the bonus for 2010 (the “Annual Bonus”) was determined in accordance with the bonus plan for 2010 for the officer, which was approved at the beginning of the same year by the compensation committee, the audit committee and the board of directors of Given Imaging. According to the bonus plan, a target amount was predetermined for the officer in respect of 2010, which is equal to 150% of his total current salaries in this year. The Annual Bonus for the officer was dependent upon two components as specified below, the weight of each component being expressed as a certain percentage of the said target amount. Most of the Annual Bonus was dependent upon the component of achieving certain pre-determined sales and net profit targets for Given Imaging on a consolidated basis in 2010, which are expressed in a matrix method according to various possible combinations between sales and profit as aforesaid, and could range between 50% and 200% of the weight of such component in the bonus plan, according to the extent of achievement of such targets, whilst in the event that the sales level or net profit level is lower than a certain pre-determined minimum threshold, no bonus will be paid in respect of this component. The balance of the Annual Bonus was dependent upon the component of achieving certain predetermined personal targets for the officer in accordance with his areas of responsibility, some of which are measurable (such as fulfillment of certain predefined tasks) and some qualitative (such as general level of performance) according to the evaluation of Given Imaging’s board of directors. Based on all of the components of the said bonus plan, the Annual Bonus for the officer could reach up to a maximum sum of approximately 200% of the total current salaries of the officer in 2010. The calculation and amount of the actual Annual Bonus were also approved by the compensation committee, the audit committee and the board of directors of Given Imaging, and are subject to the approval of its general meeting, which is expected to be held in June 2011.

(5)
In connection with his office as President of Given Imaging, Given Imaging allotted to Mr. Shamir stock options as well as restricted share units in the framework of an option plan and a restricted share unit grant plan of Given Imaging, in accordance with the following details:

(a)
In May 2006, Given Imaging allotted to Mr. Shamir options for the purchase of 300,000 ordinary shares of Given  Imaging at an exercise price of $17.78 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of grant, and they are exercisable until May 2013. In addition, at the same time, Given Imaging allotted to Mr. Shamir 100,000 restricted share units of Given Imaging, exercisable under terms identical to the terms of the options which were granted on that date, 37,500 units of which were exercised in 2010.

(b)
In July 2007, Given Imaging allotted to Mr. Shamir options for the purchase of 100,000 ordinary shares of Given at an exercise price of $29.42 per share, exercisablein 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until July 2014.

(c)
In June 2008, Given Imaging allotted to Mr. Shamir options for the purchase of 100,000 ordinary shares of Given Imaging at an exercise price of $16 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until July 2015.

(d)
In August 2009, Given Imaging allotted to Mr. Shamir options for the purchase of 125,000 ordinary shares of Given Imaging at an exercise price of $11.55 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until August 2015.

(e)
In June 2010, Given Imaging allotted to Mr. Shamir 57,000 restricted share units, 50% of which are in lock-up to two years and 25% up to three and four years, respectively, from the date of allotment thereof.

The amount indicated in the “Share-Based Payment” column expresses the expense recorded by Given Imaging according to accounting standard IFRS2, in respect of the grant of options and restricted share units to Mr. Shamir, as specified above.

(6)
The amount paid by Given Imaging includes all of the following components: 12 monthly salaries, 90% linked to the consumer price index (as of December 2010 – NIS 111,000 per monthly salary (approximately $30,000), social benefits and related benefits, as customary, and loss of earning capacity insurance. The engagement between the parties shall terminate 12 months after the date on which either party shall provide the other written notice of his desire to terminate the engagement according to the employment agreement.

(7)
The amount of the bonus for 2010 (the “Annual Bonus”) was determined in accordance with the bonus plan for 2010 for the officer, which was approved at the beginning of the same year by the compensation committee, the audit committee and the board of directors of Given Imaging. According to the bonus plan, a target amount was predetermined for the officer in respect of 2010, which is equal to100% of his total current salaries in this year. The Annual Bonus for the officer was dependent upon two components as specified below, the weight of each component being expressed as a certain percentage of the target amount. Most of the Annual Bonus was dependent upon the component of achieving certain pre-determined sales and net profit targets for Given Imaging on a consolidated basis in 2010, which were expressed in a matrix method according to various possible combinations between sales and profit as aforesaid, and could range between 50% and 200% of the weight of such component in the bonus plan, according to the extent of achievement of such targets, while in the event that the sales level or net profit level were lower than a certain pre-determined minimum threshold, no bonus would be paid in respect of this component. The balance of the Annual Bonus was dependent upon the component of achieving certain personal targets predetermined for the officer in accordance with his areas of responsibility, some of which are measurable (such as fulfillment of certain predefined tasks) and some qualitative (such as general level of performance) according to the evaluation of Given Imaging’s CEO. Based on all of the components of the said bonus plan, the Annual Bonus for the officer could reach up to a maximum sum of approximately 170% of the total current salaries of the officer in 2010. The calculation and amount of the actual Annual Bonus were also approved by the compensation committee, the audit committee and the board of directors of Given Imaging.

(8)
In connection with his position as CFO of Given Imaging, Given Imaging allotted to Mr. Yanai stock options as well as restricted share units in the framework of an option plan and a restricted share unit grant plan of Given Imaging, in accordance with the following details:

(a)
In May 2006, Given Imaging allotted to Mr. Yanai options for the purchase of 30,000 ordinary shares of Given Imaging at an exercise price of $21.77 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until May 2011.

(b)
In March 2007, Given Imaging allotted to Mr. Yanai options for the purchase of 65,000 ordinary shares of Given Imaging at an exercise price of $20.74 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until March 2014.

(c)
In February 2008, Given Imaging allotted to Mr. Yanai options for the purchase of 65,000 ordinary shares of Given Imaging at an exercise price of $16.04 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until February 2015.

(d)
In February 2009, Given Imaging allotted to Mr. Yanai options for the purchase of 70,000 ordinary shares of Given Imaging at an exercise price of $8.20 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until February 2015.

(e)
In February 2010, Given Imaging allotted to Mr. Yanai 32,000 restricted share units, 50% of which are locked-up for up to two years and 25% up to three and four years, respectively, from the date of allotment thereof.

The amount indicated in the “Share-Based Payment” column expresses the expense recorded by Given Imaging according to accounting standard IFRS2, in respect of the grant of options and restricted share units to Mr. Shamir, as specified above.

(9)
The amount includes all of the following components: 12 months salaries linked to the consumer price index (as of December 2010 – NIS 130,000 per monthly salary (approximately $30,000), social benefits and related benefits, as customary, and loss of earning capacity insurance and accommodation expenses. In May 2007, the Company’s shareholders approved (after receiving approval from the Company’s audit committee and board of directors) the Company’s engagement in an agreement with Mr. Arie Mientkavich for his employment as the Company’s Chairman of the board as of January 8, 2007. According to the agreement, Mr. Mientkavich will be employed on a part-time (50%) basis. The engagement between the parties shall terminate three months after the date on which either party shall provide the other written notice of his desire to terminate the engagement according to the employment agreement. According to the employment agreement, the grant of an annual bonus as well as options in the Company to the Chairman is at the discretion of the Board of Directors, in an amount to be determined by the Board of Directors, and subject to the approval of the Company's shareholders

(10)
On March 10, 2011, the Company’s board of directors approved (after receiving the approval of the Company’s audit committee) the payment of a bonus for the year 2010 subject to the approval of the Company’s shareholders meeting. Regarding the board of directors' reasons pertaining to the entirety of the employment terms of the chairman of our board and the reasons of the audit committee and board of directors with respect to the bonus, see above in this Item 6B.

(11)
In May 2007, the Company allotted to Mr. Mientkavich, in the framework of the Company’s option plan, 120,000 options for the purchase of ordinary shares of the Company at an exercise price of $15.53 per option (subject to adjustments), exercisable in 4 equal annual portions starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and until May 2012, all subject to the terms and conditions of the aforesaid plan. The amount indicated in the “Share-Based Payment” column includes approximately. $85 thousand recorded by the Company as an expense in its financial statements for 2010, according to accounting standard IFRS2, due to the grant of options to Mr. Mientkavich, as specified above.

(12)
In connection with his office as a director at Given Imaging, Given Imaging allotted to Mr. Mientkavich stock options as well as restricted share units in the framework of an option plan and a restricted share unit grant plan of Given Imaging, in accordance with the following details:

(a)
In July 2007, Given Imaging allotted to Mr. Mientkavich options for the purchase of 35,000 ordinary shares of Given Imaging at an exercise price of $29.42 per share, exercisable in 4 equal annual portions starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until July 2014.

(b)
In June 2008, Given Imaging allotted to Mr. Mientkavich options for the purchase of 10,000 ordinary shares of Given at an exercise price of $16 per share, exercisable from the first anniversary of allotment thereof, and until July 2015.

(c)
In August 2009, Given Imaging allotted to Mr. Mientkavich options for the purchase of 10,000 ordinary shares of Given Imaging at an exercise price of $11.55 per share, exercisable from the first anniversary of allotment thereof, and  until August 2014.

(d)
In June 2010, Given Imaging allotted to Mr. Mientkavich 4,545 restricted share units, that are locked-up until the date of the nearest general shareholders meeting of Given which is expected to take place at the end of May 2011.

The amount indicated in the “Share-Based Payment” column includes approximately $104 thousand recorded by Given as an expense according to accounting standard IFRS2, due to the grant of options and restricted share units to Mr. Mientkavich, as specified above.

(13)
Dr. Zvi Slovin is not employed by the Company, but by DIC and served as the Company’s co-CEO in accordance with the Services Agreement with DIC. In June 2010, Dr. Slovin, at his instance, terminated his office as co-CEO of the Company, and ceased to be a senior officer of the Company.

(14)
The amount includes all of the following components and they are paid by DIC and not by the Company, as specified in Section (6) above: 12 monthly salaries linked to the consumer price index (as of December 2010 – NIS 95,000 per monthly salary (approximately $26,768), social benefits and related benefits, as customary, car and loss of earning capacity insurance. The engagement between Dr. Slovin and DIC shall terminate three months after the date on which either party shall provide the other written notice of his desire to terminate the engagement according to the employment agreement. It should be noted that part of the compensation relates to Dr. Slovin’s term of office as co-CEO of the Company and part is attributed to the period in which he did not serve as an officer.

(15)
The amount of the bonus  for 2010 was approved by the board of directors (after receipt of approval of the audit committee) in March 10, 2011. For the considerations of the Audit Committee and the board of directors, see this Item 6.

(16)
In November 2009, Medingo allotted to Dr. Slovin in the framework of his office as its Chairman of the board of directors, 2,551 options for the purchase of ordinary shares of Medingo at an exercise price of $106 per share (subject to adjustments) in the framework of an option plan of Medingo. Dr. Slovin was entitled to exercise, and indeed exercised, the options upon the closing of the transaction for the sale thereof. The amount indicated in the “Share-Based Payment” column expresses the expense recorded by Medingo in its financial statements for 2010, according to accounting standard IFRS2, in respect of the grant of options to Dr. Slovin, as specified above.

(17)
Mr. Bronshtein is not employed by the Company, but by DIC, and in the framework of his position as Vice President in DIC he also serves as the Company’s CEO, in accordance with the Service Agreement with DIC. In addition, Mr. Bronshtein also serves as Vice President in DIC.

(18)
The amount includes all of the following components that are paid by DIC and not by the Company, as specified in Section (6) above: 12 monthly salaries linked to the consumer price index (as of December 2010 – NIS 84,000 per monthly salary (approximately $23,667)), social benefits and related benefits, as customary, car (including gross-up) and loss of earning capacity insurance. The engagement between Mr. Bronshtein and DIC shall terminate three months after the date on which either party shall provide the other written notice of his desire to terminate the engagement according to the employment agreement.

d.
Below are the details of the compensation given to each one of the Company’s related parties, who are not included among those specified above, whether  the compensation was given to him by the Company or by a corporation controlled by the Company:

1.
Directors’ fees which do not exceed the customary remuneration that was paid by the Company or that the Company is required to pay and that has not yet been paid for the year 2010 to persons who were the directors of the Company during this period, 11 directors in total as aforesaid, amounted to approximately $466,000. Of such amount, in 2010 a sum of approximately $25,000 was paid to IDBH for the service of an officer thereof as a director of the Company, a sum of approximately $70,000 was paid to DIC for the service of two officers and an employee thereof as directors of the Company, and a sum of approximately $26,000 was paid to Dori Manor, a controlling shareholder of the Company, for his office as a director of the Company. Since September 2010, Ms. Rona Dankner, a director of the Company and the daughter of the controlling shareholder of the Company, Mr. Nochi Dankner, waived the entire director’s remuneration that she is entitled to receive from the Company.

Agreements & Arrangements with Directors

1.	Terms of Employment of Chairman of the Board of Directors.

In May 2007, following approval of our Audit Committee and Board of Directors, our shareholders approved the terms of employment of the Chairman of our Board of Directors, Mr. Arie Mientkavich, commencing as of January 8, 2007. The principal terms of employment are described above. Position–Chairman of our Board of Directors on a part time (50%) basis.

2.	Consulting Agreement with a Director.

In September 2009, following the approval of our Audit Committee and Board of Directors, our shareholders approved a consulting agreement with one of our directors, Prof. Gabi Barbash, pursuant to which, in addition to his director fees,  he will receive $5,000 per month for his services to us, mainly in connection with our medical device group companies. The agreement commenced in August 2009 and terminated in August 2010.

3.	Commencing from September 2010. Rona Dankner informed us that she would continue serving as a director of Elron waiving compensation for such service.

Bonuses Granted to Directors and Officers

1.	Chairman of the Board of Directors.

In July 2010, following approval of each of our Audit Committee and the Board of Directors, our shareholders approved an annual bonus in the amount of NIS950,000 (then equivalent to $255,000) to our Chairman of the Board of Directors, Arie Mientkavich for his special contribution and activities during the past year in his capacity as Chairman of the Board of Directors, and mainly for leading us in our efforts to significantly decrease our losses, and in our efforts to sell our holdings in NetVision. In addition, Mr. Mientkavich led our intensive efforts to increase our managerial inputs and investment in certain of our group companies. Mr. Mientkavich also led our efforts to reduce our corporate expenses as part of the implementation of the Services Agreement. The bonus is equivalent to 7.9 times Mr. Mientkavich's monthly salary during the year 2009.

2.	Director.

In July 2010, following approval of our Audit Committee and Board of Directors, our shareholders approved a special bonus to Prof.  Barbash in the amount of NIS 600,000 (then approximately $160,000) for his contribution to 3DV Systems in the capacity of Chairman of the Board of Directors of 3DV Systems and especially with respect to the sale of 3DV Systems' business during 2009. For more details, see Item 4 – Sale of 3DV.

3.	Officers.

In March 2010, our Audit Committee and Board of Directors approved a payment of a special bonus in the amount of NIS492,000 then approximately $132,000) to our Chief Executive Officer, Ari Bronshtein, for his intensive activities and special efforts for our benefit during 2009 in his capacity  as then co-Chief Executive Officer, and mainly for his contribution to the significant decrease in our losses, the sale of our holdings in NetVision, and the advancement of our group companies' businesses. Since Mr. Bronshtein also serves as an officer (Vice President) of our controlling shareholder, DIC, in the third quarter of 2010, DIC decided to bear as its own expenses the payment of the full amount of the bonus to Mr. Bronshtein.

In March 2010, our Audit Committee and Board of Directors approved a payment of a special bonus in the amount of NIS 552,000 (then approximately $148,000) to our then co-Chief Executive Officer, Dr. Zvi Slovin, for his intensive activities and special efforts for the benefit of Elron during 2009 in his capacity as co-Chief Executive Officer, and mainly for his contribution to the significant decrease in our losses and the advancement of our group companies' businesses.  The bonus was paid through DIC in accordance with the Services Agreement. [Bonuses 2010]

C.	Board Practices

Except for our Chairman of the Board of Directors, none of our directors have service contracts with us or any of our group companies that provide for benefits upon termination of employment. One of our directors, Prof. Gabi Barbash, had a consulting agreement with us pursuant to which he provided services to us. See "Item 7 -Major Shareholders and Related Party Transactions — Related Party Transactions."

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

The initial term of an external director is three years and may be extended for an additional three years. Yaacov Goldman is currently serving his third term, which ends in March 2012 following his election in 2009 (when our shares were then dual listed on the TASE and the Nasdaq Global Select Market and our external directors could have been re-elected to one or more additional three-year terms according to regulations under the Israeli Companies Law which apply to companies whose shares are dually listed on an Israeli exchange and on a foreign exchange). Gad Arbel is currently serving his initial three-year term as an external director which ends in October 2011. External directors may be removed only in a general meeting by the same majority vote of shareholders that is required for their election, or by a court, and in both cases, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors must include at least one external director, and all of the external directors must be members of the audit committee.

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

Both of our external directors, Yaacov Goldman and Gad Arbel, as well as Avraham Asheri serve on the Audit Committee. All members of our Audit Committee meet the definition of independent directors under the SEC Rules. None of them is an associate person of us or has received any consulting, advisory or other compensatory fee from us, other than in their capacity as directors. We believe that Yaacov Goldman qualifies as a financial expert under the SEC Rules. On December 27, 2010, Mr. Gad Arbel was appointed as chairman of our audit committee.

Committee of the Examination of Financial Statements

In accordance with rules determined with respect to the process of approval of financial statements of a public company pursuant to the Israeli Companies Regulations (Provisions and Conditions regarding the Process of Approval of Financial Statements), 5770-2010, the audit committee was appointed by the Company's board of directors on December 27, 2010 to serve as the Company’s financial statement examination  committee  This Financial statements committee is the organ in charge of the oversight of the financial statements, and the Company’s board of directors is the organ in charge of approval of the financial statements. This committee consists of three members: Gad Arbel (chairman of the committee) – an external  director with accounting and financial expertise, Avraham Asheri – director with accounting and financial expertise, and Yaacov Goldman – external director with accounting and financial expertise. All members of this committee are able to read and understand financial statements. All members of this committee have given the declaration required by the regulations prior to their appointment according to regulation 3 of the Expertise Regulations In determining that the members of this committee are able to read and understand financial statements, the Company considered, inter alia, their education, experience, qualifications and knowledge on business-accounting matters and financial statements.

Prior to conducting an audit this committee conducts a discussion at which the auditor presents the annual financial statements audit plan. The committee holds discussions on various matters relating to the financial statements and makes recommendations to the board of directors regarding the its examination of the financial statements, and delivers its recommendations to the board of directors reasonably sufficient time prior to the approval of the financial statements by the board of directors, and reports thereto on any flaw or problem, if any, having arisen during the audit. The Company’s auditor is invited to and attends the FSRC’s meetings, as well as the board meetings at which the financial statements are discussed and approved, at which he addresses the audit performed . The internal comptroller also participates in the FSRC’s meetings.

This committee examines, inter alia, through a detailed presentation by the officers and others at the Company, including the Company’s CEO – Ari Bronshtein, and CFO – Yaron Elad, of the following issues, and makes  recommendations thereon to the board of directors: the material issues in the financial reporting, including transactions outside the ordinary course of business (if any), the material estimates and critical assessments used in the financial statements, the valuations, including the assumptions and estimates underlying the same, on which data in the financial statements is based, the reasonableness of the data, the accounting policy implemented and changes having occurred therein, implementation of the principle of due disclosure in the financial statements and related information, the internal controls associated with the financial reporting and the effectiveness thereof, and various aspects of risk control and management, both such that are reflected in the financial statements (such as the report on financial risks), and such that affect the reliability of the financial statements. If necessary, the committee requests comprehensive reviews on issues of particularly material impact.

The approval of the annual financial statements involves at least three meetings: Two of this committee, prior to the board meeting for a comprehensive, in-principle discussion of the material reporting issues and the putting together of recommendations to the board, a preliminary meeting of the FSRC with the chief financial officer and the controller to discuss the material reporting issues and the third – of the board of directors, for discussion and approval of the financial statements.

The process of approval of the Company’s financial statements as of December 31, 2010, involved four meetings as follows: (1) a meeting of the FSRC regarding the effectiveness of the internal auditing of the financial report and disclosure in the Company and a preliminary  discussion regarding the disclosure included in the Company's financial reports for 2010 according to the Israeli Securities Laws  and the SEC regulations (2) a meeting of the FSRC regarding the material accounting matters and the valuations performed in order to prepare the financial statements(3) A meeting of the FSRC, held prior the meeting of the board meeting, for a comprehensive, in-principle discussion of the material reporting issues of the report and the putting together of recommendations to the board  regarding the approval of the financial reports. and (4) a board meeting for discussing and approval of the financial statements.

To the FSRC meeting held on February 22nd 2011, where the effectiveness of the internal auditing of financial reports and the disclosure in the Company were discussed and a preliminary discussion was held regarding the disclosure included in the Company's financial reports for 2010 according to the Israeli Securities Laws and the SEC regulations, the following persons in addition to the FSRC members were invited and attended: the internal auditor, our auditors, Ari Bronshtein, our CEO, Yaron Elad, our CFO, Nir Pinchas, our internal auditor, Doron Cohen and other personnel in the Company. During this meeting, the FSRC examined, amongst other issues, the preparation of the Company for the internal auditing process required in order to examine its effectiveness on the financial report and the disclosure including identifying and determining the critical processes in the financial reports based on quality and quantity mapping, by way of a detailed presentation by the CFO, Mr. Yaron Elad and the controller, Mr. Nir Pinchas. Additionally, the FSRC examined the format of the disclosure included in the Company's periodic reports mentioned above, by way of review of drafts of said reports and a detailed presentation of the Company's preparation for the publication of the periodic reports in accordance with the Israeli securities laws in parallel this Annual Report in accordance with the SEC rules.

To the FSRC meeting held on February 27, 2011, where the FSRC discussed the material accounting matters and the examined the valuations performed in order to prepare the financial statements, in addition to the FSRC members, our VP & CFO and controller were invited and attended. Our auditors and internal auditor were invited and did not attend.

To the FSRC meeting held on March 8th 2011, where the FSRC discussed and finalized its recommendations to the board of directors regarding approval of the financial reports for 2010, in addition to the FSRC members, the following persons were invited and attended: internal auditor, our auditors, Ari Bronshtein, our CEO, Yaron Elad, our CFO, Nir Pinchas, our controller, Doron Cohen (invited but did not a attend), our internal controller and other personnel in the Company. During this meeting, the FSRC examined, amongst other issues, the assessments and evaluations regarding the financial report for 2010, the internal auditing regarding the financial report, the completeness and correctness of the disclosure of the 2010 financial report, the accounting policy implemented and the accounting treatment  applied to material issues of the Company, the valuations, including the assumptions and estimates underlying the same, upon which the 2010 financial report data is based, through a detailed presentation of the abovementioned matters by officers and other position holders in the Company, including the Company’s CEO – Mr. Ari Bronshtein, and CFO – Mr. Yaron Elad. Furthermore, reference was given to our auditor's views regarding the audit performed. FSRC's recommendations were transferred in writing to members of the board on March 8th 2011.

In the board meeting held on March 10th, 2011, the board discussed the FSRC recommendations and board approved the financial reports of the Company for the year ending December 31, 2011. FSRC's recommendations were transferred in writing to members of the board two days prior to the board meeting, which period of time, the board determined to be reasonable in view of the complexity and extent of the recommendations. In the said board meeting, the following board members participated: Chairman of the Board, Mr Arie Mientkavich, Mr. Gad Arbel, Mr. Avraham Asheri, Mr. Yaacov Goldman, Mr. Ami Erel, Mr. Dori Manor, Prof. Arie Ovadia and Ms. Rona Dankner.

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

Doron Cohen, a partner of Fahn Kane Control Management Ltd, a member of Grant Thornton International, is our internal auditor. Mr Cohen's appointment to the office of our internal auditor was approved by our audit committee in January 2004, and by our board of directors in March 2004, effective from February 1, 2004, after taking into consideration his education, qualifications and experience in internal audits, and the type, scope and complexity of our activity. Mr. Cohen holds a Bachelor's degree in business administration from the College of Management Academic Studies, specialty in accounting. Since 1998, Mr. Cohen has held the position of internal auditor in public and private companies, government bodies, and local authorities. Mr. Cohen does not fill any position in the Company apart from that of internal auditor. To the best of our knowledge, Mr. Cohen does not hold another position outside of the Company which creates or may create a conflict of interest with his position as our internal auditor. To the best our knowledge, Mr. Cohen does not hold any of our shares or shares of our affiliates, nor does he have material business relations or other material ties with us or any of our affiliates. It should be noted that since December 2007, Mr. Cohen serves also as the internal auditor of Starling. In the opinion of our Board of Directors, this does not create a conflict of interest with his position as our internal auditor. Our chairman of the Board of Directors is designated to be in charge of our internal auditor.

Internal Auditor's Work Plan: Our internal auditor's work plan is annual and is based on an update of a risk survey which was conducted by us dated January 21, 2007. In practice, each year a number of topics are chosen which are brought up in deliberations that are held with our management and members of our audit committee, such that within 3 years most of the risk factors in the Company will be audited. The internal audit plan is approved by our audit committee, but the internal auditor is authorized to deviate from such plan subject to reporting to our audit committee and receiving its consent for the proposed change. The work plan for 2010 addressed, inter alia, material transactions and the process of their approval. The work plan for 2011 will address, inter alia, the audits of several group companies.

Audits abroad or of subsidiaries:  We have no overseas activity other than the holding of specific corporations outside of Israel. The annual internal audit plan addresses whether or not internal audits have been carried out in our material group companies, but does not address their activity in Israel or abroad. Some of our material group companies have their own internal auditors.

Scope of employment: Approximately 500-700 hours planned for 2011 (in 2010, the internal auditor invested approximately 600 hours). In the opinion of the board of directors, the internal audit's work plan as well as the scope of employment which was determined to execute such plan are appropriate for our needs. Insofar as required, we are able to expand the aforesaid scope of employment.

Conducting the internal audit: Under accepted professional standards, in accordance with the Israeli Internal Audit Law, the audit committee and the board of directors relied on the internal auditor's reports pertaining to his fulfillment of the professional standards according to which he conducts the audit.

Access to information: The internal auditor and his employees have access to information as provided in Section 9 of the Israeli Internal Audit Law, including continuous and direct access to the our information systems.

Internal auditor's report: Our internal auditor's reports are submitted in writing. The internal auditor's reports are distributed to our management and our audit committee. During the period covered by this Annual Report, one internal audit report was submitted in respect of the 2009 work plan and three reports were submitted in respect of the 2010 work plan. The reports were distributed prior to the audit committee meeting in which such report were discussed, on March 10, 2010, May 10, 2010 August 9, 2010, November 17, 2010 and February 22, 2011

Board of directors' evaluation: In the board of directors' opinion, the scope, nature and continuousness of our internal auditor's activity and his work plan are reasonable under the circumstances, and they fulfill our internal audit goals.

Remuneration: Our internal auditor is paid based on actual hours worked. The cost of our internal auditor's employment in 2010 was approximately NIS 120,000 (approximately $30,000).

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

As of December 31,	2010	2009	2008
Management and Administration	1*	1*	27

* As of March 1, 2011, an additional 12 persons are employed by DIC and provide services to us through the Services Agreement entered into with DIC.

Israeli Employment Law and Practices

Israeli employment laws, and extension orders based upon provisions of the collective bargaining agreements between the Histadrut (i.e., the General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations), are applicable to employees in Israel. These provisions concern principally the length of the work day, minimum daily wages, procedures for dismissing employees, determination of severance pay and other conditions of employment.

Israeli law generally requires payment of severance pay, upon the retirement or death of an employee or termination of employment under certain circumstances. The severance pay amounts to approximately one month salary for each year of employment. The severance pay may be funded through monthly allocations by the employer to a pension plan, as described below Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. In addition, Israeli law requires employers to make mandatory pension payments on behalf of their employees.

A general practice followed, although not legally required, is the contribution of additional funds on behalf of employees to a pension plan (of which there are two main types: Managers' Insurance and Pension Fund, some employees combine between the two types). A Pension Plan provides a combination of savings plan, insurance and severance pay benefits to the employee Each employee contributes an amount equal to 5% of his or her salary, and the employer contributes between 13.3% and 15.8% of the employee's salary which also includes the mandatory pension payments required by applicable law.

Pursuant to the Services Agreement, except for the Chairman of our Board of Directors, all of Elron's employees were terminated, of which 10 are currently employed by DIC to provide the managerial and administrative services to Elron. Accordingly, except as provided otherwise in the Services Agreement, DIC shall determine the practices applicable to such employees.

E.	Share Ownership

The number of our ordinary shares beneficially owned by each of our directors, and by our directors and officers as a group, as of March 1, 2011, is as follows:

Director	Ordinary Shares
Arie Mientkavich, Chairman(1)	90,000
Ami Erel(1)	0
Gad Arbel	0
Avraham Asheri	0
Prof. Gabi Barbash	0
Rona Dankner	0
Avraham Fischer(1)	0
Yaacov Goldman	0
Shay Livnat(1)	0
Dori Manor(1)	0
Arie Ovadia	0

All officers and directors as a group (consisting of 14 persons)	90,000(2)

(1)	Director or officer of DIC, IDBD or IDBH. Ownership excludes shares beneficially owned by these companies.

(2)	Options to purchase 90,000 of our ordinary shares currently exercisable or exercisable within 60 days of March 1, 2011.

Stock Option Plans

As of March 1, 2011, 237,500 options to purchase our ordinary shares granted to our officers and employees were outstanding. Details concerning these options are as follows:

2003 Option Plan

During May 2003, our Board of Directors adopted the 2003 Option Plan which was subsequently ratified by our shareholders on November 30, 2003. Under this plan, options to purchase an aggregate of up to 500,000 ordinary shares may be granted. In March 2007, the 2003 option plan was increased by an additional 500,000 options to purchase 500,000 of our ordinary shares. The 2003 Option Plan provides that the exercise price per share shall be reduced by an amount equal to the amount of any dividend per share distributed. The optionees are entitled to exercise 25% of the amount granted, each year, commencing on first anniversary of the date of grant and expiring five years after the date of grant, however, in accordance with Board and Audit Committee resolutions in 2008, with respect to option grants of 113,750 which would otherwise expire in accordance with their terms in 2008 and 2009, the term of each of such grants was extended for an additional 3 year period from its original expiry date. In 2009 and 2010, our Board of Directors determined that with respect to prior grants of 80,000, 22,500 and 30,000 options respectively, which would otherwise expire in accordance with their respective terms in 2009 and 2010 as a result of termination of employment, the term of each such grant was extended for an additional 3.5, 3 and 0.25 year period, respectively, from the date of termination.

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

The following options were granted by us during the period from March 2006 to March 2011 and remain outstanding:

Date of Grant	Aggregate No. of Options	Aggregate No. of Options Granted to Officers (or former Officers)	Exercise Price	Expiry Date

March 2006	5,000	-	$9.05	March 2011
May 2007	120,000	120,000	$15.53	May 2012
January 2008	10,000	10,000	$10.57	January 2013
In November 2009, Dr. Zvi Slovin, one of our then co-CEOs was granted options to purchase 2,551 ordinary shares of Medingo at a price per share of $106 exercisable in connection with the sale of Medingo, with a total fair value estimated in the amount of $884,000. The options were exercised simultaneously with the sale of Medingo.

Our Chairman of the Board of Directors, in his capacity as a director of Given Imaging, holds the following options to purchase ordinary shares of Given Imaging:

Type	Number		Expiry	Exercise Price	Fair Value of Aggregate Grant in $000
Options	35,000		July 2014	$29.42	$373
Options	10,000		June 2015	$16	$45
Options	10,000		August 2014	$11.55	$44
RSUs	4,545	*			$80

(*)Restricted until next annual shareholders meeting

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth, as of March 1, 2011 unless otherwise specified, the number of our ordinary shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of March 1, 2011, there were a total of 324 holders of record of our ordinary shares, of which 226 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker "street names." As of March 1, 2011, United States holders of record held approximately 16.7% of our outstanding ordinary shares.

Name and Address	Number of Ordinary Shares	Percent of Outstanding Ordinary Shares	Percent of Ordinary Shares on a fully diluted basis
Discount Investment Corporation Ltd. (1) Tel Aviv, Israel	14,966,339	50.46%	50.06%
All Officers and Directors as a group (2)	90,000	0.9%	0.3%

The above table does not include (i) 146 of our ordinary shares held by indirect subsidiaries of IDBD for their own account and (ii) 1,291,145.68 of our ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or Clal Insurance, an entity controlled by IDBD. Clal Insurance disclaims beneficial ownership of such shares.

(1)   As of March 1, 2011, IDBD held approximately 73.5% of the issued and outstanding shares and voting rights of DIC. IDBD is wholly owned by IDBH. IDBH is the parent of IDBD, which, in turn, is the parent of DIC and Clal Insurance. IDBH, DIC and Clal Insurance are public companies whose ordinary shares are traded on the TASE. IDBD is an Israeli company whose debentures are registered for trading on the TASE.

As of March 1, 2011,  IDBH was controlled as follows: (i) Ganden Holdings Ltd. or Ganden, a private Israeli company approximately 68.7% held by Nochi Dankner and his sister Shelly Bergman (consisting of approximately 56.3% held by Nochi Dankner and approximately 12.4% held by Shelly Bergman), held, directly and through a wholly-owned subsidiary, approximately 54.7% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 4.2% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat held, directly and through a wholly-owned subsidiary, approximately 13.3% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor held, directly and through a majority-owned subsidiary, approximately 13.3% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders' agreement with respect to 51.7% of the shares of IDBH consisting of approximately 31.02% by Ganden, 10.34% by Manor and 10.34% by Livnat, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. The shareholders agreement includes prior coordination of voting before shareholders meetings and ensuring appointment of the majority of directors designated by such shareholders as well as the determination of the identity of those serving as chairman and vice-chairman of the boards of directors of IDBH and its main subsidiaries (including DIC). Their additional holdings in IDBH are not subject to the shareholders' agreement. The term of the shareholders' agreement expires in May 2023.

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

Part of the aforementioned holdings of control holders in IDBH are pledged to financial institutions as collateral for loans taken to finance the purchase of said holdings. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings

Nochi Dankner is the Chairman of IDBH, IDBD and DIC and a director of Clal Insurance. Zehava Dankner (the mother of Nochi Dankner) is a director of IDBH, IDBD and DIC. Rona Dankner (the daughter of Nochi Dankner) is a director of Elron. Zvi Livnat (a son of Avraham Livnat) is a director of IDBH, IDBD and DIC. Shay Livnat (a son of Avraham Livnat) is a director of IDBD, Clal Insurance and Elron. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal Insurance and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.

DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.

(2) This amount includes 90,000 of our ordinary shares underlying options that are currently exercisable or that will become exercisable within 60 days of the date of publication of this Annual Report. This amount does not include any of our ordinary shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC IDBD or IDBH. Each of our directors who is affiliated with DIC, IDBD or IDBH disclaims beneficial ownership of such shares.

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

In our ordinary course of business, we and our consolidated and associate companies conduct or may conduct transactions with related parties, and we or they have or may have commitments to conduct said transactions, including transactions of the types and with the characteristics set out below: transactions for the receipt of banking and financial services from banks and financial institutions (including management of provident funds and education funds contributed to by employers and employees; transactions for the purchase or sale of products and services (such as communications products and services, food products, paper products, tourism services, elementary insurances, vehicle leasing services, legal services); transactions for the lease of real estate assets.

In the absence of any special qualitative considerations given the specific circumstances, a transaction that is not extraordinary (in other words – it is conducted in the ordinary course of business, under market conditions, and does not have a material impact on us), it will be considered a negligible transaction, if the relevant criteria calculated for the transaction (one or more, as set out below) is less than one percent (1%) of our equity according to our most recent consolidated financial statements published by us.

In respect of any related party transaction involved with a personal interest of our controlling shareholder  the relevant criteria for classifying it as a negligible transaction shall be calculated as follows: (A) in the purchase of a fixed asset (which is presented in our financial reports as an "asset that is not a current asset") – the amount of the transaction; (B) in the sale of a fixed asset (which is presented in our financial reports as an "asset that is not a current asset") – the profit/loss from the transaction; (C) in the incurrence of a monetary liability – the amount of the  transaction; (D) in the purchase/sale of products (with the exception of a fixed asset) or services – the amount of the transaction.

In cases which, according to our discretion, all of the aforementioned quantitative criteria are irrelevant in determining whether the related party transaction is a negligible transaction, the transaction shall be evaluated based on other relevant criteria set by us, provided that the relevant criterion calculated for the transaction is lower than one percent (1%).

Compensation of Directors who are controlling shareholders

The payment of compensation for holding the office as a director of the Company and for participating in meetings of the board of directors of the Company and its committees, to directors who are controlling shareholders of the Company or affiliates thereof, was approved on October 18, 2007 by our general meeting of shareholders (after approval by our audit committee and board of directors), in the maximum amounts stated in Sections 4 and 5 of the Companies Regulations (Rules on Compensation and Expenses for Outside Directors), 5760-2000 (the “Compensation Regulations”). Such compensation will not be paid to any of the Company’s directors who are paid employees of ours or a company controlled by us, or entitled to separate compensation from us or a company controlled by us for fulfilling a pais position in addition to the office of director, if any, so long as he is employed or is entitled to such separate compensation. The compensation received by the directors as aforesaid in 2010 is included in the compensation amounts in Item 6(b) above.

Bonuses Granted to Directors and Officers

For details regarding bonuses granted to Directors and officers, see Item 6B

Services Agreement with DIC

In March 2009, we entered into the Services Agreement with DIC. Pursuant to the Services Agreement, effective from May 1, 2009, we receive managerial and administrative services from DIC.  Other than our Chief Executive Officer and Chief Financial Officer who are to be appointed by us following our proposal of such officers, and approval by DIC and our Board of Directors, the services are performed by persons designated by DIC, all of whom are employed or otherwise engaged by DIC subject to our approval regarding certain of them, namely the controller general counsel and corporate secretary). We are entitled to require DIC to terminate the engagement of any employees of DIC providing services to us.  For these services we pay DIC an annual fee equal to NIS 4.7 million linked to the Israeli consumer price index (currently equivalent to approximately $1.24 million) per year. The term of the Services Agreement is three years, subject to either party having the right to terminate it on at least 120 days prior notice if DIC is no longer our largest shareholder. In connection with the Services Agreement, all our employees except our Chairman of the Board of Directors, were terminated and some of them joined DIC. Mr. Ari Bronshtein and Dr. Zvi Slovin were appointed as co-Chief Executive Officers. In June 2010, Dr. Zvi Slovin resigned as co-CEO and Mr. Ari Bronshtein became the sole Chief Executive Officer.

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

Loan Agreements with DIC

In October 2008 we entered into a loan agreement with DIC, pursuant to which DIC provided us with a NIS denominated loan, in an amount then equivalent to $6 million bearing interest at a rate of 5.95% per annum and linked to the Israel consumer price index. As part of the agreement we agreed to customary default provisions generally included in loan agreements. The loan from DIC was subordinate to the then existing loan from Discount Bank and extended for the same period through September 24, 2011, subject to the following repayment terms: if the loan from Discount Bank is repaid earlier, then the loan from DIC will be repaid at that time; if the repayment of the loan from Discount Bank is extended, then the repayment of the loan from DIC will be extended for the same period. With Discount Bank's prior written consent, we may prepay the DIC Loan in whole or in part.

In January 2009, we entered into a second loan agreement with DIC, pursuant to which DIC provided us with a NIS denominated loan in an amount then equivalent to $2 million bearing interest at a rate of 5.50% per annum and linked to the Israel consumer price index. The terms of the second loan from DIC were substantially the same as the terms of the first loan from DIC.

In June 2009, we entered into a third loan agreement with DIC pursuant to which DIC provided us with a NIS denominated loan in an amount equivalent to $7 million bearing interest at a rate of 3.23% per annum and linked to the Israel consumer price index.  The terms of the third loan were substantially the same as the terms of the first and second loans from DIC.

Each loan agreement was approved by our Audit Committee and our Board of Directors pursuant to the Israeli Companies Regulations (Reliefs in Related Parties Transactions), 5760 – 2000 without the need for shareholders approval. See Exhibits 4.5 to 4.7 hereto.

During 2010, we repaid each of the above loans to DIC. For details regarding the repayment - see Item 4A.

Sale of Shares in Galil Medical.

For details regarding the sale of our shares in Galil Medical, see Item 4 of this Report.

Agreements with IDBD

In July 2010, following approval of our Audit Committee and Board of Directors, our shareholders approved an agreement between us and IDBD pursuant to which (i) we would agree to make available to IDBD, to the extent it so requested from time to time, available office rooms in our offices at 3 Azrieli Center, 42nd Floor, Tel Aviv, which are not actually used by us. In consideration for the use of available office rooms which IDBD shall wish to use, IDBD shall pay us an amount per square meter equal to the amount per square meter according to the rental fees (including management fees to the management company of the building in which our offices are located) and the municipality taxes which we pay for our offices. The calculation of the amount per such square meter shall be according to the total net area (in square meters) of our offices and office rooms which shall be used by IDBD without taking into account a pro rata share of the public areas located outside our offices. As of December 31, 2010, the consideration for such use amounts to approximately NIS 171 per square meter per month, plus VAT according to the law. Following the approval of this arrangement, IDBD notified us that it intended to use of the available rooms based on the above conditions. In addition, our audit committee approved the use of one of the available rooms by DIC on the same terms. This arrangement with DIC is a negligible transaction for the Company.

In July 2010, following approval of our Audit Committee and Board of Directors, our shareholders approved an agreement between us and IDBD pursuant to which we would receive effective from January 1, 2010 IT support services from IDBD's IT support center in consideration for our pro rata portion of the support center's costs in connection therewith, calculated pro rata to the number of users receiving IT support from the IDB support center.

Grant of Letters of Exemption and Indemnification

In 2001, following the approval of our Audit Committee, Board of Directors and shareholders, and in accordance with the provisions of the Companies Law, we granted letters of indemnification to our directors and officers. The aggregate indemnification shall not exceed 25% of our shareholders equity according to our consolidated financial statements for the year ended December 31, 2000 amounting to approximately $70 million, for all persons and cases to be indemnified. In addition, we exempted our directors and officers, to the extent permitted by law, from any liability towards us for any damage caused or that may be caused to us by them, if caused or that may be caused following a breach of their duty of care towards us.  We continue to grant letters of indemnification and exemption to our directors and officers in accordance with the above terms.

Directors and Officers Insurance Policy

In April 2005, following the resolution and recommendation of our Audit Committee and Board of Directors, our shareholders approved and ratified the purchase of a directors’ and officers’ liability insurance policy for our directors and officers from Clal Insurance Company Ltd., a related party and separately approved the application of this insurance  to those of our directors, and any future director or officer of the Company who may currently be considered a “Controlling Shareholder” under the Companies Law, 1999. In addition, our shareholders approved: (i) any renewal and/or extension of this policy for all our directors and officers; and (ii) the purchase of any other directors’ and officers’ liability insurance policy for our directors and officers upon the expiration of this policy; provided that any such renewal, extension or purchase referred to in clauses (i) and (ii) above is for the benefit of our previous and/or current and/or future directors and officers and on terms substantially similar to those of this policy; and that the premium will not increase by more than 25% in any year, as compared with the previous year. The annual premium for 2010 was $320,000.  In January 2011, subsequent to the period covered by this Annual Report, this policy was renewed for 2011 on the following main terms:

(1)	The coverage under the Policy was limited to $30 million per claim and in the aggregate during the policy period.

(2)	The annual premium to be paid with respect to the policy was approximately $117,000.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are incorporated herein by reference to "Item 18 – Financial Statements" below.

Legal Proceedings

Gesser Claim

During September 1999, we received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint Ltd. (formerly an associate company) against us and others. The allegation raised by the plaintiff related to the decision regarding the sale of Elscint's substantial assets. The purported class action claim is for an amount of approximately $158 million, or alternatively, $123 million. The claim alleges that the defendants, by their decisions regarding the sale of Elscint's assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to compensate each of the members of the alleged represented class based on the claim that the value of an Elscint share was $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described below (under "Investors' Claim"). The arrangement provides that if the appeal is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed. Following the decision on the said appeal by the Supreme Court as described in the following paragraph (under "Investors' Claim"), the plaintiff requested the Court to resume the hearing of this lawsuit. On March 31, 2009 the Court approved the defendant’s application to dismiss certain claims while others still remain. In August 2010,  a settlement agreement was signed in relation to these legal proceedings, in which the plaintiff agreed to withdraw from the proceedings, and some of the defendants, including us, agreed to pay the plaintiff a certain sum, of which our part is immaterial. In September 2010, the court gave the said settlement agreement the effect of a judgment, and accordingly, we paid our part of the said sum.

Investors' Claim

In November  1999, a claim against Elscint, Elbit Medical Imaging Ltd. ("EMI"), the parent company of Elsicnt, and various other defendants, including us and certain of our former officers, was filed in the Haifa District Court together with a request to approve certain causes of action set out in the claim, as a class action on behalf of some institutional investors and others  who held shares in Elscint on September 6, 1999 and a request for certain casues of action to be treated as a derivative action. The allegations raised in the claim relate, among others, to the period prior to the sale of our holdings in Elbit Imaging Ltd. (formerly known as Elbit Medical Imaging Ltd.), or EI (the parent company of Elscint and formerly an associate company). The plaintiffs sought a court order pursuant to which EI would be compelled to effect a tender offer. In August 2000, the Haifa District Court decided to strike out the application for approval of the claim as a class action. Subsequent to that decision the plaintiffs submitted an amended statement of claim which is similar to the initial claim but is designated as a personal claim and partly as a derivative action rather than as a purported class action. In addition, some of the plaintiffs appealed to the Supreme Court in Israel against the District Court's decision. In December 2006, the Supreme Court reversed that decision and returned the matter back to the Haifa District Court in order to decide whether the claim should be recognized as a class action. In June 2007, in accordance with the directions of the Haifa District Court, the plaintiffs submitted an updated statement of claim and request to approve the claim as a class action. Pursuant to the updated claim, the plaintiffs are no longer seeking an order compelling the tender offer but instead are claiming compensation for damages sustained due to the alleged failure of EI to effect the tender offer, as well as due to other allegations. The updated statement of claim does not specify the monetary amount claimed, but does include various allegations relating to the manner of determining the damages claimed, which depends, amongst other things, upon verification of the specific circumstances with regard to each shareholder of Elscint separately and the substance of each damage claimed. In January 2009, the Haifa District Court dismissed the plaintiffs' request to approve the claim as a class action. In March 2009, the plaintiffs appealed against the Haifa District Court's decision.  The hearing on the appeal took place in December 2010 and we are awaiting the Supreme Court's decision. At this stage, the personal claims of the plaintiffs for monetary damages and their request to treat certain part of them as a derivative action remain pending. We have instituted judgment execution proceedings against the plaintiffs in connection with the expenses awarded to us up to the present time in the class action.

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

Dispute with Former CEO of RDC

In April 2010, a settlement agreement was signed between us, RDC, the former chief executive officer of RDC and of Medingo. This former CEO's position was terminated by RDC at its instance in January 2010. He raised a series of allegations and demands against RDC and Medingo relating to his terms of employment and the terms of his termination from RDC. According to the settlement agreement, this former CEO is to be paid by RDC a total amount of up to $3.75 million and, subject to an additional future condition precedent, an additional amount of $125,000, all in exchange for an absolute, irrevocable waiver of any claims and rights, including his rights in Medingo which is a party to the settlement agreement as well as any rights he may have in other companies held by RDC.

Other than the above matters, neither us nor our subsidiaries are a party to any material litigation.

Dividend Policy

Currently, we do not have any fixed dividend policy. The declaration of dividends is determined by the Board of Directors, subject to applicable law and taking into consideration our financial status, profitability, realization of assets and investment requirements. We have not distributed dividends in the last two years.

As of December 31, 2010, our accumulated profits available for distribution in accordance with Section 302 of the Israeli Companies Law amounted to approximately $ 46.4 million.

Donations and Assistance to the Community

We have not adopted a donations policy.  During 2010, we made donations in the amount of approximately $33,000. We do not have material commitments to make future donations.

B.	Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2010.

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

	U.S.	U.S.	TASE	TASE
Period	High (U.S. $)	Low (U.S. $)	High (NIS)	Low (NIS)

Annually

2005	13.09	9.61	60.05	46.41
2006	12.80	8.75	55.79	40.81
2007	17.41	10.27	68.66	39.50
2008	12.37	1.07	45.50	4.45
2009	8.43	1.36	29.69	5.00
2010	8.67	4.66	32.25	16.98

Quarterly

First Quarter 2009	2.43	1.48	10.36	5.46
Second Quarter 2009	3.57	1.75	13.88	8.57
Third Quarter 2009	8.43	2.94	28.51	11.71
Fourth Quarter 2009	7.88	4.63	29.69	18.30
First Quarter 2010	8.67	7.1	32.25	27.1
Second Quarter 2010	8.46	5.2	31.9	19.9
Third Quarter 2010	6.1	4.7	23.71	18.26
Fourth Quarter 2010	6.05	4.66	21.6	16.98

Most recent six months
October 2010	6.05	5.51	21.6	19.81
November 2010	5.59	4.66	20.35	16.98
December 2010	5.43	4.91	19.53	18.06
January 2011	5.65	5.08	20.6	18.62
February 2011	5.69	4.93	20.72	18.12
March 1, 2011 through March 10, 2011	8.50	7.55	32.40	28.52

B.	Plan of Distribution

Not applicable.

C.	Markets

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

In the case of a transaction in which an office holder has a personal interest that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, board of directors' approval is required unless the Articles of Association of the company provide otherwise. Our Articles of Association provide that a transaction with one of our office holders or a transaction, in which an office holder has a personal interest which, in each case, is not regarded as an extraordinary transaction, requires the approval of our Board of Directors or our Audit Committee or such other body or person empowered by our Board of Directors for such purpose. Our policy, as approved by our Board of Directors, is that any such transaction with a value of less than $1 million requires approval by our Audit Committee, and any such transaction with a value in excess of $1 million requires approval of our Board of Directors. If the transaction in which an office holder has a personal interest is an extraordinary transaction, then, that transaction must also be approved by our Audit Committee and by the Board of Directors.

Agreements regarding directors' terms of employment require the approval of the audit committee, the board of directors and the shareholders. In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she will not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, should a majority of the members of the audit committee or of the board of directors have a personal interest in the matter, then:

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

Under the Israeli Companies Law, if a private placement: (i) entails 20% or more of the voting rights of a company prior to the placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not upon market terms and if as a result of the private placement the holdings of substantial shareholder will increase or result in a person becoming a substantial shareholder; or (ii) results in a person becoming a controlling shareholder, then the allotment must be approved by the board of directors and by the shareholders of the company. A "substantial shareholder" is defined as a shareholder that holds 5% or more of the company’s voting rights or outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person. In order for the private placement to be on “market terms,” the board of directors has to determine, on the basis of a detailed examination, that the private placement is on market terms, unless proved otherwise. Any placement of securities that does not fall within the above description may be issued at the discretion of the board of directors.

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

Policy on determining materiality with respect to whether we are required to file an immediate report in the case of an event or matter not within our ordinary course of business

In January 2010, we announced our policy to determine whether a specific event or matter affecting us and/or a company held by us is material to us in terms of the requirement to file an immediate report thereon pursuant to the applicable Israeli Securities Regulations.

These guidelines and rules were determined according to our characteristics as a holding company. The rules are set out below:

1.    Quantitative examination

The materiality of each such event or matter shall be calculated using the relevant criteria from the following, measured with reference to our latest consolidated financial statements.

A. Percentage of assets – the assets purchased or sold divided by our total assets presented in our most recent financial reports published by us;

B. Percentage of gain – the actual or forecasted gain or loss related to such event or matter divided by the average annual amount calculated according to the profit or loss (in absolute terms) for the preceding 12 quarters as presented in our reviewed or audited financial statements that were published by us;

C.  Percentage of equity – increase or decrease in our equity due to such event or matter divided by our equity presented in our most recent financial reports published by us prior to  that event or matter;

D. Percentage of liability – the liability being the subject of such event or matter divided by our total equity presented in our most recent financial reports published by us prior to that event or matter.

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

Without derogating from the generality of the foregoing:

1.             If our controlling shareholder is required to file an immediate report on an event or matter concerning us or a subsidiary or associate company of ours, we shall also file an immediate report on the same event or matter, even if the aforementioned quantitative rules do not require us to do so.

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

Services Agreement with DIC

In March 2009, we entered into the Services Agreement with DIC. For more information see "Item 7—Major Shareholders and Related Party Transactions-Related Party Transactions."

Loan Agreements with DIC

For information concerning loan agreements signed between us and DIC and the repayment of the loans set forth therein see Item 7 of this Annual Report

Agreement with Rafael

 In December 2007, we, DEP, RDC and Rafael signed an addendum agreement, or the Addendum, effective as of January 1, 2008 which amended the existing agreement between the parties pertaining to the first exclusive rights granted to RDC to commercialize certain technologies of Rafael. RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions.  Rafael undertook not to establish an entity similar to or competitive with RDC and we (together with DEP) undertook not to establish a similar or competing entity to RDC inasmuch as such entity is an Israeli entity engaged in the military-security field and is a competitor of Rafael. We (together with DEP) are committed to make further investments of $0.75 million in RDC for each company that will be established by RDC based on Rafael's technologies. In addition, RDC granted Rafael an option to receive from RDC 3% of the shares of each new company that would be established by RDC based on Raphael's technologies. DEP will be entitled to receive certain management fees from RDC in respect of each new company that shall be established, insofar as it shall be sold, merged orits securities offered to the public, and upon the fulfillment of certain conditions.  Raphael may cooperate with a third party for the purpose of commercialization of military products with an operating partner (which is not a financial body) and for the purpose of commercialization of “mature” products, as defined in the Addendum, outside of the military segment, a significant part of the development of which has been completed by Rafael. Insofar as Rafael shall seek to cooperate with a financial body with respect to “mature” products, it is required to also approach us, together with DEP at the same time. In cases in which Rafael shall cooperate with a third party in connection with the sale or marketing of products in the fields of business of RDC and in respect of which RDC has no rights, we will be able, and alternatively RDC will be able, to participate in approximately 10% of the said cooperation (subject to the third party’s consent. In the event that Rafael is approached by a third party financial partner with a proposal for a new project, RDC will be entitled cooperate with Rafael instead of such third party and will pay Rafael the consideration offered by such third party. If such third party is not a financial partner, RDC will be entitled to cooperate with such third party instead of Rafael and Rafael will be entitled to receive 3% of the shares of the company established.

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

Israeli Tax Reform

In July 2002, Israel’s tax law has been extensively amended, generally effective January 1, 2003. Among the key amendments were (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the “controlled foreign corporation” concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid/withheld or that will be paid/withheld by the subsidiary in its country of residence, according to the terms and conditions determined in the Israeli Tax Ordinance.

In July 2005, Israel' tax law was significantly amended effective January 1, 2006. This amendment includes, among others, changes in the capital markets tax rate.

General Corporate Tax Structure

Israeli companies are generally subject to company tax at 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below) may be considerably less.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, a gradual reduction in the rates of the Israeli corporate tax and real capital gains tax, commencing 2011, to the following tax rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

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

Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25% for a period of time termed the benefit period. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

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

Reform (Amendment) of the Encouragement of Capital Investment Law

In April 2005, an amendment to the Investment Law came into force, that revamps the Israeli tax incentives for future industrial and hotel investments. A tax "holiday" package can now be elected for up to 15 years for a “Privileged Enterprise” as defined in this amendment, if certain conditions are met, without needing to obtain approval. The extent of the tax benefits available depends mainly upon the level of foreign investment and the geographical location of the "Privileged Enterprise".

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

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, an amendment to the Investment Law effective January 1, 2011. According to this amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the eligible company's entire preferred income. The eligible company will be able to opt to apply the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%). Dividend recipient from such gains is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally 15% as compared to 25%).

Our group companies are examining the possible effect of these amendment on their financial statements, if at all, and at this time have not yet decided whether to opt to apply the amendment.

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

According to an amendment of the Inflationary Adjustments Law most of the provisions of the law are not valid starting tax year 2008. Pursuant to this amendment, the above mentioned “special tax adjustment” is canceled, depreciation deductions on Fixed Assets (that were classifies as fixed assets from 2002-2007) are adjusted for inflation based on the increase in the consumer price index from their original purchase date but not before the beginning of the 1982 fiscal year up to December 31, 2007. Losses carried forward will be adjusted for inflation based on the increase in the consumer price index up to December 31, 2007.

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

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31 2002 is taxed at the marginal rate of up to 45% for individuals and 25% for corporations (in 2010) and will gradually be reduced to 18% in 2016 as mentioned above. Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets (including non traded shares) acquired after that date has been reduced to 25% with respect to companies (will gradually be reduced to 18% in 2016 as mentioned above).and 20% with respect to individuals; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after the date that the asset was held.

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

Employee Stock Options

Effective from January 1, 2003, the Israeli tax law enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 45% tax in 2010) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the end of the year in which the options were granted (as of January 1, 2006, a period of 12 months commencing from the date of which the options were granted ; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option) upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. (On the capital profit the optionee is not required to make payments to the National Insurance Institute and health tax.) In this track, on the capital profit, the Company may not recognize expenses pertaining to the options for tax purposes but may do so on the income portion. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the end of the year in which the options were granted or 30 months commencing from the date of which the options were granted (with respect to options granted from January 1, 2006, a period of 24 months commencing from the date of which the options were granted); or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 45% tax in 2010) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of  20% or 25% on the capital profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date.

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

Controlling shareholders optionees are subject to income tax rate (according to the marginal tax rate of the optionee- up to 45% in 2010) on the profit upon the sale of the underlying shares.

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

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A "U.S. holder" is a holder of our ordinary shares who is:

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

Taxation of Distributions on Ordinary Shares

Subject to the discussion below under "Tax Consequences If We Are a Passive Foreign Investment Company," a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated ordinarily as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld as described above under "Taxation of Non-Residents." Dividends that are received by U.S. holders that are individuals, estates or trusts may be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for tax years beginning on or before December 31, 2012), provided that such dividends meet the requirements of "qualified dividend income." For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is "readily tradable" on an established securities market in the United States or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend if (i) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (ii) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company" (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our ordinary shares in such taxable year or in the following taxable year would not be qualified dividends (see discussion of our PFIC status below under the heading "Tax Consequences If We Are a Passive Foreign Investment Company"). In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under "Tax Consequences If We Are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains are currently taxable to certain non-corporate taxpayers at a maximum rate of 15% for taxable years beginning on or before December 31, 2012 (20% for taxable years thereafter). Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed as ordinary income (currently up to a maximum rate of 35%). The deductability of capital losses recognized on the sale, exchange or other distribution of our ordinary shares is subject to certain limitations.  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Tax Consequences If We Are a Passive Foreign Investment Company ("PFIC")

We will be a PFIC if either (i) 75% or more of our gross income in a taxable year is passive income or (ii) the average percentage (by value) in a taxable year of our assets that produce, or are held for the production of, passive income, is at least 50%. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation's assets and as directly earning our proportionate share of the other corporation's income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed. In addition, if we are a PFIC, each U.S. holder will generally be required to file an annual report with the IRS for taxable years beginning on or after March 18, 2010.

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

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares if we are a PFIC. A U.S. holder must include amounts allocated to the current taxable year, as well as amounts allocated to taxable years prior to the first taxable year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to each of the other taxable years would be taxed at the highest tax rate applicable to ordinary income for that taxable year and the U.S. holder also would be liable for interest on the deferred tax liability for such taxable year calculated as if such liability had been due with respect to such taxable year. The portions of gains and distributions that are not characterized as "excess distributions" are treated as ordinary income subject to tax in the current taxable year under the normal tax rules of the Code. A U.S. person who inherits shares in a non-U.S. corporation that was a PFIC in the hands of the decedent (who was not a nonresident alien) is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Such U.S. holder’s basis in such shares is generally equal to the lower of the decedent's basis or the fair market value of such shares on the decedent's date of death.

We believe that in 2010 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our analysis is based, among other things, upon certain assumptions and methodologies with respect to the values that we have used, our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we hold, and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.

We cannot assure you that the IRS will not challenge our assumptions and methodologies. If the IRS were to successfully challenge such assumptions or methodologies, we could potentially be classified as a PFIC for 2010 or prior taxable years.

The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. As described above, the tests are impacted, by, among other factors, changes in value of our group companies which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies. Accordingly, there can be no assurance that we will not become a PFIC for the current fiscal taxable year ending December 31, 2011 or in a future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to “mark to market” the ordinary shares, or to become subject to the “excess distribution” regime.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making the QEF election or the mark-to-market election.

Non-U.S. Holders of Ordinary Shares

Except as provided below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless, in the case of U.S. federal income taxes, that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, in the case of a disposition of ordinary shares, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our filings are available to the public at the SEC's website at www.sec.gov and in Hebrew at the Israel Securities Authority website at www.magna.isa.co.il. (in Hebrew) We also generally make available on our own web site (www.elron.com) all our quarterly and year-end financial statements as well as other information. Our website is not part of this Annual Report.

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

 a.   Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2010. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2010, our disclosure controls and procedures were: (1) designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officers and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

b.   Management's Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting for us and our subsidiaries.  Based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, which was issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed our internal control over financial reporting as effective as of December 31, 2010.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Our registered public accounting firm that audited our consolidated financial statements as set forth in "Item 18 - Financial Statements," has issued an attestation report on management’s assessment of our internal control over financial reporting.

c.   Attestation Report of the Registered Public Accounting Firm

The attestation report of our registered public accounting firm is included in page F-3 of our audited consolidated financial statements set forth in "Item 18 - Financial Statements."

d.   Changes in Internal Control Over Financial Reporting

No change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the year ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect,  our  internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Yaacov Goldman is the "audit committee financial expert" serving on its Audit Committee.

Item 16B.	Code of Ethics

We have adopted a Code of Ethics and Business Conduct that is applicable to our officers and directors and those employees of DIC providing services to us under the Services Agreement. A copy of the Code of Ethics and Business Conduct was filed as an Exhibit 11.1 to our Annual Report on Form 20-F, filed with the SEC on June 29, 2004, and it is also available at our website at www.elron.com.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our principal accountants Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) in each of our previous two fiscal years:

	2009	2010
	(in thousands of U.S. $)

Audit Fees (1)	454	406
Tax Fees (2)	32	37
Audit-Related Fees(3)	40	36
All Other Fees (4)	24	13
Total	550	492

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

During the period from May 26, 2010 until June 6, 2010, DIC, our direct controlling shareholder and also a subsidiary of IDBD, purchased an aggregate of 525,223 of our ordinary shares. The details of these purchases are set forth below:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that may yet be purchased under the Plans or Programs
May 26, 2010	22,284	NIS 20.79	None	none
May 31, 2010	439,095	NIS 24.399	None	none
June 1, 2010	44,475	NIS 24.5	None	none
June 6, 2010	19,369	NIS 22.41	None	none

The above table does not include shares, purchased for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or Clal Insurance, a subsidiary of IDBD.

Following these purchases, DIC increased its holdings in the Company to 50.46%.

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

8.1	List of subsidiaries.
11.1	Code of Ethics, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2004.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd., dated March 10, 2011.
15.2	Consent of Somekh Chaikin, a Member firm of KPMG International for Given Imaging Ltd., dated March 10, 2011.

*	This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 10, 2011	ELRON ELECTRONIC INDUSTRIES LTD.
By:	/s/ Ari Bronshtein
Name:	Ari Bronshtein
Title:	Chief Executive Officer
By:	/s/ Yaron Elad
Name:	Yaron Elad
Title:	Vice President & Chief Financial Officer

Elron Electronic Industries Ltd.

Consolidated Financial Statements

For the Year Ended
December 31, 2010

Elron Electronic Industries Ltd.

Consolidated Financial Statements for the year ended December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited Elron Electronic Industries Ltd.’s (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 10, 2011 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 10, 2011	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated statements of financial position of Elron Electronic Industries Ltd. (the "Company") and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flowsfor each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain associates, the investment in which, at equity, amounted to $ 45.2 million and $ 40.4 million as of December 31, 2010 and 2009, respectively, and the Company's equity in their earnings amounted to $ 4.3 million, $ 5.6 million and $ 1.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other the auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and with the provisions of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2011 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 10, 2011	A Member of Ernst & Young Global

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position as of

		December 31	December 31
		2010	2009
	Note	$ thousands

Current assets
Cash and cash equivalents	4	56,539	64,747
Restricted cash		365	60
Trade receivables	5	3,061	2,084
Other current assets	6	4,324	3,391
Inventories	7	5,356	3,582

		69,645	73,864

Assets held for sale	8	17,211	–

Non-current assets
Investments in associates	3	109,369	113,237
Other investments (accounted as available for sale)	9	20,221	14,527
Other long-term receivables	10	28,218	940
Property, plant and equipment, net	11	2,079	2,991
Intangible assets, net	12	3,595	7,521

		163,482	139,216

Total assets		250,338	213,080

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position as of

		December 31	December 31
		2010	2009
	Note	$ thousands

Current liabilities
Short term credit and loans from banks and others	15	850	10,865
Trade payables	13	3,856	4,273
Other current liabilities	14	8,801	9,627
Current maturities of convertible debentures	15	1,275	1,172

		14,782	25,937

Long-term liabilities
Long term loans from banks and others	15	535	36,981
Loans from shareholders	15	–	16,737
Convertible debentures	15	2,110	2,211
Royalty bearing government grants	16	8,385	8,685
Employee benefits		134	194
Other long term liabilities		153	242
Deferred taxes	21	4,746	–

		16,063	65,050

Equity attributable to the Company’s shareholders	17
Issued capital		9,573	9,573
Share premium		190,378	190,328
Capital reserves		14,855	10,067
Accumulated Deficit		(18,885)	(83,499)

		195,921	126,469

Non-controlling interests		23,572	(4,376)

Total equity		219,493	122,093

Total liabilities and equity		250,338	213,080

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the consolidated financial statements: March 10, 2011

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Income

		For the year ended	For the year ended	For the year ended
		December 31	December 31	December 31
		2010	2009	2008
		$ thousands
	Note	(except for income (loss) per share data)

Income
Income from sales		9,608	9,904	6,237

Gain from disposal of investee companies and changes in holdings, net	20.A	160,010	31,802	783
Financial income	20.F	2,739	1,413	6,259
		172,357	43,119	13,279

Cost and Expenses
Cost of sales	20.B	3,948	4,824	3,200
Research and development expenses, net	20.C	18,209	25,699	29,911
Selling and marketing expenses	20.D	6,551	8,985	7,525
General and administrative expenses	20.E	13,577	15,865	19,065
Equity in losses of associates, net	20.G	10,863	10,514	40,146
Amortization of intangible assets		1,484	1,416	1,061
Financial expenses	20.F	3,031	5,434	4,800
Other expenses, net	20.H	3,136	2,230	257
		60,799	74,967	105,965

Income (loss) before taxes on income		111,558	(31,848)	(92,686)
Taxes on income (tax benefit)	21	6,112	(2,453)	(32)

Net income (loss)		105,446	(29,395)	(92,654)

Attributable to:
The Company’s shareholders		60,678	(14,304)	(71,834)
Non-controlling interests		44,768	(15,091)	(20,820)

		105,446	(29,395)	(92,654)

Net income (loss) per share attributable to the Company’s shareholders	22

Basic net income (loss) per share		1.98	(0.48)	(2.43)

Diluted net income (loss) per share		1.98	(0.49)	(2.44)

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income

	For the year ended	For the year ended	For the year ended
	December 31	December 31	December 31
	2010	2009	2008
	$ thousands

Net income (loss)	105,446	(29,395)	(92,654)

Other comprehensive income (loss)(after tax):
Reserve from revaluation of investment following consolidation	–	–	5,219
Gain(loss) from available for sale financial assets	9,585	5,001	(1,990)
Available-for-sale financial assets classified to the statement of income	–	(84)	(2,266)
Foreign currency translation differences for foreign operations	(1,269)	(45)	902
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	–	(4,330)	–
Actuarial gains (losses) from defined benefit plan	(57)	15	69
Company’s share of other comprehensive income (loss) of associates	(204)	455	(609)

Total other comprehensive income	8,055	1,012	1,325

Total comprehensive income (loss)	113,501	(28,383)	(91,329)

Attributable to:
Company’s shareholders	69,100	(13,381)	(70,485)
Non-controlling interests	44,401	(15,002)	(20,844)

Total comprehensive income (loss)	113,501	(28,383)	(91,329)

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Issued capital	Share Premium	Capital reserves in respect of transaction with controlling shareholders	Revaluation reserve from consolidation of subsidiaries	Capital reserves in respect of available for sale financial assets	Capital reserves from translation differences	Capital reserves from transactions with non- controlling interests	Capital reserve from classification of available for sale assets as held for sale	Accumulated deficit from share based payments	Accumulated deficit	Total	Non-controlling interests	Total equity
	$ thousands

Balance at January 1, 2010	9,573	190,328	217	4,127	5,000	723	–	–	1,180	(84,679)	126,469	(4,376)	122,093

Total comprehensive income (loss) for the year	–	–	–	–	9,502	(951)	–	–	–	60,549	69,100	44,401	113,501
Share-based payments in respect of awards issued by subsidiaries	–	–	–	–	–	–	–	–	–	–	–	1,039	1,039
Expiration of options in respect of awards issued by subsidiaries	–	–	–	–	–	–	80	–	–	–	80	(80)	–
Share based payments	–	–	–	–	–	–	–	–	88	–	88	–	88

Exercise of options into shares	–	50	–	–	–	–	–	–	(74)	74	50	–	50
Purchase of options from non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	(255)	(255)
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages to retained earnings	–	–	–	(3,977)	–	–	–	–	–	3,977	–	–	–
Increase in the non-controlling interest due to additional investment in subsidiary	–	–	–	–	–	–	–	–	–	–	–	641	641
Dividend to non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	(14,997)	(14,997)
Capital reserve from transaction with controlling shareholders (*)	–	–	134	–	–	–	–	–	–	–	134	–	134
Classification of non- current assets as held for sale (**)	–	–	–	–	(4,209)	–	–	4,209	–	–	–	–	–
Change in non- controlling interests due to sale of a subsidiary	–	–	–	–	–	–	–	–	–	–	–	(2,801)	(2,801)

Balance at December 31, 2010	9,573	190,378	351	150	10,293	(228)	80	4,209	1,194	(20,079)	195,921	23,572	219,493

(*)	For additional information, see note 17 (e).
(**)	For additional information, see note 8.

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Issued capital	Share Premium	Capital reserves in respect of transaction with controlling shareholders	Revaluation reserve from consolidation of subsidiaries	Capital reserves in respect of available for sale financial assets	Capital reserves from translation differences	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	$ thousands

Balance at January 1, 2009	9,573	190,328	–	4,751	(211)	5,117	1,053	(71,105)	139,506	6,545	146,051

Total comprehensive income (loss)	–	–	–	–	5,211	(4,394)	–	(14,198)	(13,381)	(15,002)	(28,383)
Share-based payments in respect of awards issued by subsidiaries	–	–	–	–	–	–	–	–	–	2,395	2,395
Share based payments	–	–	–	–	–	–	127	–	127	–	127

Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages to retained earnings	–	–	–	(624)	–	–	–	624	–	–	–
Deconsolidation of company that ceased being consolidated	–	–	–	–	–	–	–	–	–	(1,625)	(1,625)
Increase in the non-controlling interest due to additional investment in subsidiary	–	–	–	–	–	–	–	–	–	3,528	3,528
Transaction with non-controlling interests	–	–	217	–	–	–	–	–	217	(217)	–

Balance at December 31, 2009	9,573	190,328	217	4,127	5,000	723	1,180	(84,679)	126,469	(4,376)	122,093

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Issued capital	Share Premium	Revaluation reserve from consolidation of subsidiaries	Capital reserves in respect of available for sale financial assets	Capital reserves from translation differences	Accumulated deficit from share based payments	Accumulated deficit	Total	Non-controlling interests	Total equity
	$ thousands

Balance at January 1, 2008	9,573	190,328	–	4,220	4,217	675	600	209,613	3,043	212,656

Total comprehensive income (loss)	–	–	5,219	(4,431)	900	–	(72,173)	(70,485)	(20,844)	(91,329)
Share-based payments in respect of awards issued by subsidiaries	–	–	–	–	–	–	–	–	1,925	1,925
Share based payment	–	–	–	–	–	378	–	378	–	378
Increase in the non-controlling interest due to issuance of shares by a subsidiary	–	–	–	–	–	–	–	–	18,631	18,631

Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages to retained earnings	–	–	(468)	–	–	–	468	–	–	–
Increase in non-controlling interest due to initial consolidation	–	–	–	–	–	–	–	–	3,790	3,790
Balance at December 31, 2008	9,573	190,328	4,751	(211)	5,117	1,053	(71,105)	139,506	6,545	146,051

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2010	2009	2008
	$ thousands

Cash flows from operating activities
Net income (loss)	105,446	(29,395)	(92,654)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	2,412	2,958	2,050
Financial expenses, net	1,777	949	647
Stock based compensation and changes in liability in respect of call options	1,131	2,398	2,128
Accrued interest on loans from shareholders	742	1,561	176
Gain from sale of investments in available for sale financial assets	(28)	(85)	(239)
Reevaluation of restricted cash	–	83	389
Loss from sale of property and equipment	66	64	8
Impairment of investments	1,780	1,853	909
Loss from impairment of intangible assets	2,421	–	–
Change in fair value of convertible debentures	1,331	921	(2,143)
Loss from early redemption of convertible debentures	–	–	359
Gain from disposal of investee companies and changes in holdings, net	(160,010)	(31,802)	(783)
Equity in losses of associates, net	10,863	10,514	40,146
Taxes on income	6,112	–	(111)
Other	(2,637)	323	1,565
	(134,040)	(10,263)	45,101

Changes in Assets and Liabilities:
Increase in trade receivables	(977)	(1,103)	(99)
Decrease (increase) in other current assets	(591)	62	1,752
Increase in inventories	(2,501)	(2,634)	(329)
Decrease in liabilities in respect of government grants	(1,282)	(589)	(1,270)
Increase in trade payables	371	307	8
Increase (decrease) in other current liabilities	651	(1,444)	793
	(4,329)	(5,401)	855

Cash paid and received during the year for:
Taxes received	770	–	–
Taxes paid	(1,734)	–	–
Interest paid	(2,708)	(1,542)	(1,742)
Interest received	931	593	1,095
	(2,741)	(949)	(647)

Net cash used in operating activities	(35,664)	(46,008)	(47,345)

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2010	2009	2008
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(1,267)	(1,293)	(1,331)
Investment in associates and other companies	(5,155)	(8,630)	(57,765)
Purchase of intangible assets	(216)	(172)	–
Proceeds from sale of property and equipment	78	105	68
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	107,395	(1,044)	–
Proceeds from sale of associates and other companies	5,062	66,290	–
Dividend received from associates	–	9,553	–
Proceeds from sale of available for sale assets	157	728	29,452
Acquisition of investments in subsidiaries less cash acquired	–	–	(117)
Investment in restricted cash	–	–	(3,184)
Proceeds from restricted cash	–	–	10,294
Investments in deposits	(285)	(430)	(228)
Proceeds from long term deposits	–	430	17,040

Net cash provided by (used in) investment activities	105,769	65,537	(5,771)

Cash flows from financing activities
Receipt of government grants	1.499	3,250	1,025
Repayment of government grants	(314)	(266)	–
Proceeds from exercise of options	50	–	–
Proceeds from issuance of convertible debentures and options to convertible debentures	–	–	3,184
Investment of non-controlling interests in subsidiaries	641	3,528	13,080
Award paid to CEO by controlling shareholders	134	–	–
Dividend paid to non-controlling interest	(14,997)	–	–
Purchase of options from non-controlling interests	(255)	–	–
Receipt of long-term loans from shareholders	–	9,000	6,000
Repayment of long-term loans from shareholders	(16,279)	–	–
Receipt of long-term loans from banks and others	6,750	13,500	31,078
Repayment of other long-term loans and liabilities	(52,500)	(565)	–
Repayment of convertible debentures (in 2008- early redemption)	(1,150)	–	(4,401)
Short-term credit from banks and others, net	(264)	(593)	424
Net cash provided by (used in) financing activities	(76,685)	27,854	50,390
Exchange rate differences in respect of cash and cash equivalents	(1,628)	–	–
Increase (decrease) in cash and cash equivalents	(8,208)	47,383	(2,726)

Cash and cash equivalents as of beginning of the year	64,747	17,364	20,090

Cash and cash equivalents as of end of the year	56,539	64,747	17,364

The notes and appendix to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 1 – General

Elron Electronic Industries Ltd. (“Elron” or “the Company”) is a high technology operational holding company with holdings in private and public companies in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange and the Over-The-Counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv.

The Company’s controlling shareholder is Discount Investment Corporation Ltd. (“DIC”), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.46% interest in the Company as of December 31, 2010.

DIC’s parent company is IDB Development Corporation Ltd. (“IDB”), which is wholly-owned by IDB Holding Corporation Ltd. The control nucleus of DIC is comprised of Ganden Holdings Ltd., Manor Holdings B.A. Ltd. and Avraham Livnat Ltd., which have a voting agreement between them regarding their shares in IDB Holding Corporation Ltd. The ultimate parent company of IDB Holding Corporation Ltd. is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

Pursuant to the decision of the Company's Board of Directors from November 12, 2009, on January 6, 2010, the Company voluntarily delisted its ordinary shares from the NASDAQ Global Select Market. At this stage, the Company intends to terminate the registration of itsordinary shares under the Securities Exchange Act of 1934, as amended, as soon as possible under SEC rules, thereby releasing Elron from its obligation to file reports with the SEC. Deregistration will be possible depending on the amount of the Company's share held by persons resident in the U.S or the trading volume in the Company's shares in the U.S. The Company cannot projectwhen and if such deregistration will take place.

As a result, in the preparation of its financial statements as of December 31, 2009, the Company is now required to comply with reporting requirements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) instead of generally accepted accounting principles in the United States (“US GAAP”). Elron’s consolidated financial statements for the year ended December 31, 2009 were the Company’s initial annual financial statements prepared in conformity with IFRS. Accordingly, January 1, 2008 was the Company’s date of transition to IFRS.

In the first quarter of 2010 Elron commenced reporting in accordance with the reporting obligations under Chapter F of the Israel Securities Law (1968) applicable to reporting companies in Israel. Up until January 2010, the Company reported in accordance with the reporting obligations under Chapter E3 of the Israel Securities Law (1968) applicable to reporting companies in Israel which are dual-listed.

As aforementioned, Elron’s ordinary shares continue to be registered in the U.S. under SEC rules, and as such, in addition to the reporting requirements under Chapter F of the Israel Securities Law as aforementioned, the Company continues to comply with reporting requirements in accordance with U.S. applicable securities laws and regulations, as long as those apply for Elron.

These financial statements were approved by the Company’s Board of Directors on March 10, 2011.

Definitions

In these financial statements:

IFRS - Standards and interpretations that were issued by the International Accounting Standards Board (IASB) and which include International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) along with the interpretations to these standards of the International Financial Reporting Interpretations Committee (IFRIC) andinterpretations of the Standing Interpretations Committee (SIC), respectively.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Group companies/the Group - Elron and companies in which the Company has invested and in whose management the Company is involved, including through the appointment of directors.

Investee companies - Consolidated companies, associates and other investments.

Subsidiaries/consolidated companies - Companies that are controlled by the Company (as defined in IAS 27 (2008)) and whose accounts are consolidated with those of the Company.

Associates - Companies over which the Company has significant influence and that are not subsidiaries and are accounted for in these consolidated financial statements in accordance with the equity method of accounting.

Other investments and Other companies - Companies in which the Company has invested and that are neither subsidiaries nor associates (accounted for as available for sale investments).

RDC – RDC Rafael Development Corporation Ltd.

Related parties - As defined in IAS 24 with respect to “Related Parties”.

Principal shareholders/Controlling shareholders - As defined in the Israel Securities Regulations (Preparation of Annual Financial Statements), 2010.

Dollar - The US dollar.

CPI - The Israeli Consumer Price Index, as published by the Israeli Central Bureau of Statistics.

Government- Government of the state of Israel.

Note 2 – Significant Accounting Policies

A.	Basis of presentation of the financial statements

	1.	Measurement basis

The Company’s consolidated financial statements have been prepared on a cost basis, except for the following: derivative financial instruments, available for sale financial instruments, non-current assets held for sale, investments in associates accounted for using the equity method of accounting, deferred tax assets and deferred tax liabilities, convertible debentures designated at fair value through profit or loss, employee benefit liabilities and government grant liabilities.

See below for additional information regarding the measurement of these assets and liabilities.

	2.	The preparation format of the financial statements

These financial statements have been prepared in accordance with IFRS and in conformity with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

	3.	Consistent accounting policies

The accounting policies adopted in the financial statements are consistent with those followed in all periods presented, except as noted in section 4 below with respect to changes in accounting policies in view of the adoption of new standards.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

4.	Changes in accounting policies in view of the adoption of new standards

IFRS 3 (Revised) - Business Combinations and IAS 27 (Amended) - Consolidated and Separate Financial Statements:

According to the new Standards:

	–	The definition of a business was broadened so that it contains also activities and assets that are not managed as a business as long as the seller is capable of operating them as a business.

–
Non-controlling interests, and consequently the goodwill, can be measured either at full fair value or at the proportionate share in the acquiree’s fair value of net identifiable assets on the acquisition date, this separately in respect of each business combination transaction.

–
Contingent consideration in a business combination is measured at fair value and changes in the fair value of the contingent consideration, which do not represent adjustments to the acquisition cost in the measurement period, are not recognized as goodwill adjustments. If the contingent consideration is classified as a financial derivative within the scope of IAS 39, it will be measured at fair value through profit or loss.

	–	Direct acquisition costs attributed to a business combination transaction are recognized in the statement of income as incurred rather than as part of the acquisition cost.

–
Subsequent measurement of a deferred tax asset for acquired temporary differences which did not meet the recognition criteria at acquisition date will be against profit or loss and not as adjustment to goodwill.

–
A subsidiary’s losses, even if resulting in a capital deficiency in the subsidiary, will be allocated between the parent company and non-controlling interests, even if the non-controlling interests have not guaranteed or have no contractual obligation for sustaining the subsidiary or of investing further amounts.

–
A transaction, whether sale or purchase, with non-controlling interests is accounted for as an equity transaction. Accordingly, the acquisition of non-controlling interests by the Group is recognized as an increase or decrease in equity (capital reserve for transactions with non-controlling interests) and is calculated as the difference between the consideration paid by the Group and the proportionate amount of the non-controlling interests acquired and derecognized on the acquisition date. Upon the disposal of an interest in a subsidiary that does not result in a loss of control, an increase or decrease is recognized in equity (capital reserve for transactions with non-controlling interests) for the amount of the difference between the consideration received by the Group and the carrying amount of the non-controlling interests in the subsidiary which have been added to the Company’s equity (as for non-controlling interests that had been included in other comprehensive income, the company reattributes the cumulative amounts recognized in other comprehensive income between the company’s owners and the non-controlling interests).

–
Any reclassification or redesignation of the existing assets and liabilities on the acquisition date is done in accordance with the contractual terms, economic circumstances and other pertinent conditions that exist at the acquisition date, except for leases and insurance contracts.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

–
In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition date fair value and recognize the resulting gain or loss, if any, including reversal of deferred amounts, in other comprehensive income. On the loss of control over a subsidiary, the remaining interests, if any, will be revalued to fair value against gain or loss from the sale and this fair value will represent the cost basis for the purpose of subsequent treatment.

–
Cash flows from transactions with non-controlling interests (with no change in status) will only be classified in the statement of cash flows under cash flows from financing activities (and can no longer be classified under cash flows from investing activities).

The Standards were adopted prospectively from January 1, 2010. The adoption of the Standards has affected the Company’s accounting for subsidiaries and non-controlling interests mainly with respect to allocation of losses to non-controlling interests, but may in the future affect accounting for consolidating and deconsolidating subsidiaries and recognition of gain upon a change of ownership, or the accounting for business combinations.

IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations:

a)
According to the amendment to IFRS 5, when the parent decides to sell part of its interest in a subsidiary so that after the sale the parent retains a non-controlling interest, such as rights conferring significant influence, all the assets and liabilities attributed to the subsidiary will be classified as held for sale and the relevant criteria of IFRS 5 will apply, including the presentation as a discontinued operation.

b)
Another amendment specifies the disclosures required in respect of non-current assets (or disposal groups) that are classified as held for sale or discontinued operations. Pursuant to the amendment, only the disclosures required in IFRS 5 will be provided. Disclosures in other IFRSs apply to such assets only if they require specific disclosures in respect of those non-current assets or disposal groups.

The amendments are applied prospectively from January 1, 2010. The amendments did not have a material effect on the Company's financial statements.

IAS 1 - Presentation of Financial Statements:

The amendment to IAS 1 discusses the classification of liabilities as current or non-current with respect to convertible financial instruments. According to the amendment, a liability’s terms that allow the counterparty, at any time, to settle the entity’s liability by issuing its equity instruments will not in themselves affect the classification of the liability in the statement of financial position as either current or non-current.

The amendment is applied retrospectively to comparative data starting from January 1, 2010. The amendment did not have a material effect on the Company’s financial statements.

IAS 7 - Statement of Cash Flows:

According to the amendment to IAS 7, only cash flows that had been recognized as an asset may be classified as cash flows from investing activities. The amendment is applied retrospectively as of January 1, 2010. The amendment did not have a material effect on the Company’s financial statements.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

IAS 36 - Impairment of Assets:

The amendment to IAS 36 clarifies the required accounting unit to which goodwill will be allocated for the purpose of testing the impairment of goodwill. According to the amendment, the highest possible level for allocating goodwill recognized in a business combination is an operating segment as defined in IFRS 8, “Operating Segments”, before aggregation for reporting purposes.

The amendment is applied prospectively as of January 1, 2010. The amendment did not have a material effect on the Company’s financial statements.

IAS 39 - Financial Instruments: Recognition and Measurement:

a)
The amendment to IAS 39 clarifies that a company may designate a portion of the change in fair value or the fluctuation in cash flows of a financial instrument as a hedged item. The amendment is applied as from January 1, 2010 with retrospective application of comparative data, but hedging relations cannot be re-designated.

b)
Also according to the amendment to IAS 39, only forward contracts signed between a buyer and a seller regarding the sale or purchase of a controlled entity in the context of a future business combination are not within the scope of IAS 39 when the forward contract period does not exceed the normal period required for obtaining all the transaction necessary approvals. The amendment is applied prospectively starting from January 1, 2010 to all unexpired contracts.

The Group has early adopted the amendments to the following IFRS Standards as of these financial statements.

IFRS 3 (Revised) - Business Combinations, in regards to the following amendments:

a)	The measurement of non-controlling interests:

The amendment limits the circumstances in which it is possible to choose the measurement of non-controlling interests based on their fair value on the date of acquisition or at their proportionate share in the recognized amounts of the acquiree’s identifiable net assets. According to the amendment, this possibility is only available for types of non-controlling interests that entitle their holders to ownership interests and a proportionate (pro rata) share in the acquiree’s net assets in the event of liquidation (usually shares). In contrast, for other types of non-controlling interests (such as options that represent equity instruments of the acquiree) no such choice is available, and they should be measured at fair value on the acquisition date, unless another measurement basis is required by IFRS, such as IFRS 2. The amendment is applied (retrospectively) from the date of adopting IFRS 3 (Revised) for the first time.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

b)	Share-based payment awards in a business combination:

The amendment describes the accounting treatment in a business combination of an exchange of the acquiree's share-based payment awards (whether the acquirer is obligated or chooses to exchange them) with the acquirer's share-based payment awards. Accordingly, the acquirer should allocate a portion of the value of the award to the consideration for the business combination and a portion as an expense in the period following the acquisition. However, if the award expires as a result of the business combination and is exchanged for a new award, the value of the new award in accordance with IFRS 2 should be recognized as an expense in the period following the acquisition and should not be included as part of the consideration for the acquisition. Furthermore, if share-based payment awards are not exchanged, then, if the instruments have vested, they should form part of the non-controlling interests and are measured pursuant to the provisions of IFRS 2, and if the instruments have not vested, they should be measured at the value that would have been used had they been re-granted on the acquisition date whereby this amount is allocated between the non-controlling interests and a post-acquisition expense. The amendment has been applied (retrospectively) from the date of first time adoption of IFRS 3 (Revised).

The above amendments did not have a material effect on the Company’s financial position, operating results and cash flows.

Amendment to IAS 1:

The Group has early adopted the amendment to IAS 1 starting from these financial statements. According to the amendment, the changes between the opening and the closing balances of each component of other comprehensive income may be presented in the statement of changes in equity or in the notes accompanying the annual financial statements. The Group has elected to present said changes in the notes accompanying the financial statements, as disclosed in Note 17 below. The amendment is applied retrospectively to comparative data.

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the managements of the Company and the investee companies to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosure of contingent liabilities. It is clarified that the actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company’s consolidated financial statements requires the managements of the Company and the investee companies to make assumptions regarding circumstances and events that involve considerable uncertainty. The managements prepare the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Presented below is a description of the critical accounting estimates that were used in preparing the consolidated financial statements of the Company, which required the managements of the Company and the investee companies to make assumptions regarding significantly uncertain circumstances and events.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

1.	Legal claims

When assessing the possible outcomes of legal claims that were filed against the Company and its investee companies, the companies relied on the opinions of their legal counsel. The opinions of their legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. As the results of the claims will ultimately be determined by the courts, they may be different from such estimates.

2.	Impairment of non-financial assets

The Company examines at each reported date whether there have been any events or changes in circumstances which would indicate impairment of one or more of the non-financial assets. When indications of impairment exist, the Company examines whether the carrying amount of the assets can be recovered from the discounted cash flows anticipated to be derived from the asset, and if necessary, it records an impairment provision necessary to record the assets at the amount of the recoverable value. The cash flows are discounted using a discount rate before taxes that reflects current market assessments of the time value of money and the risks specific to the asset. The estimates regarding cash flows are based on past experience with respect to this asset or similar assets, and on the best possible assessments of the Group regarding the economic conditions that will exist during the remaining useful life of the asset. At times, these assessments are made by independent valuation experts.

3.	Valuation of intangible assets

The Company is required to allocate the purchase price of investee companies (other than in the acquisition of non-controlling interests that do not confer control) to the assets and liabilities of such investee companies on the basis of their estimated fair value. At times, the Company contracts independent valuation experts to assist in determining the fair value of such assets and liabilities. Such valuations require management to make significant estimates and assumptions. The material intangible assets that were recognized with the assistance of evaluators include commercial customer relations, technology, and in process research and development. Critical estimates that were used to estimate the useful life of such intangible assets include, inter alia, the estimated life of the customer relations and of the other intangible assets as well as anticipated market developments. Management’s estimates regarding the fair value and useful life are based on assumptions considered reasonable by management, but are uncertain, and therefore the actual results may be different than anticipated by management.

4.	Deferred tax assets

Deferred tax assets are recognized for unused carryforward tax losses and temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are given in Note 21. As of December 31, 2009 and 2010 the Company did not recognize deferred tax assets. However, the Group did recognize a deferred tax liability as stated in Note 21.F.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

	5.	Determining the fair value of an unquoted financial assets

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy of IFRS 7 is determined using valuation techniques including an option-pricing model. The model’s assumptions consist of the price of the underline asset, which is the value of the estimated company’s equity, exercise price, expected volatility, expected life, expected dividend and risk-free interest rate. The price of the underline asset is determined based upon recent financing rounds, if any, or based upon projected future cash flows discounted at current discount rates applicable for items with similar terms and risk characteristics. The projected future cash flows and discount rates are subject to uncertainty and include consideration of inputs such as liquidity risk, credit risk and volatility. Further details are given in Note 8.

	6.	Impairment of available-for-sale financial assets

The Group assesses at each reported date whether there is objective evidence that the value of the asset is impaired and an impairment loss is incurred. In testing impairment, as above, the Group has made judgments as to indications that support objective evidence of impairment of fair values, including a significant or prolonged decline in the fair value. See also Note 2.M.

C.	The operating cycle

The Company’s operating cycle is 12 months.

D.	Basis of consolidation

Owing to the first-time adoption of IFRS 3 (Revised) and IAS 27 (2008), the Group has changed its accounting policy for business combinations and transactions with non-controlling interests. For more information, see A.4 above.

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The effect of potential voting rights that are exercisable at the reported date is considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

Significant intercompany balances and transactions and gains or losses resulting from intercompanytransactions are eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The accounting policy in the financial statements of the subsidiaries was applied consistently and uniformly with the policy applied in the financial statements of the Company.

The non-controlling interest in respect of subsidiaries represents the non-controlling shareholders’ share of the total comprehensive income or losses of the subsidiaries and the net assets based on their fair values on the acquisition date of the subsidiaries. Up to December 31,2010, the non-controlling interest in subsidiaries having a deficit in the shareholders’ equity takes into account the losses of the subsidiaries up to the amount of the loans and liabilities (including the interest accrued in respect thereof) as well as commitments for granting loans. Commencing from January 1, 2010, if the non-controlling interest does not have commitments for granting loans, losses are attributed to non-controlling interests based on the relative share of the non-controlling interests in the consolidated company, even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. Losses accrued through December 31, 2009, were not reallocated between the equity holders of the Company and the non-controlling interests. The non-controlling interest is presented as part of the Company’s shareholders’ equity in a separate amount.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Commencing from January 1, 2010, a transaction with non-controlling interests, whether a sale or an acquisition, is accounted for as an equity transaction. As such, further acquisitions of non-controlling interests by the Company are recognized directly in equity (capital reserves in respect of transaction with non-controlling interests). Any difference between the amount of the adjustment to non-controlling interest (reflecting the change in relative interest in the subsidiary) and the consideration paid or received by the parent on the change in holding is recognized directly in equity. In disposal of equity interests while control is retained, the company should take into consideration realization of goodwill attributed to the subsidiary, if any, comprehensive income and capital reserves from translation differences, in accordance with the decrease in holdings in the subsidiary. Until December 31, 2009, additional goodwill was recognized in respect of the acquisition of non-controlling interests and the effect of the sale of non-controlling interests was recorded in profit or loss.

Starting from January 1, 2010, in a business combination achieved in stages, equity rights in the acquiree that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date fair value and included in the acquisition consideration by recognizing the gain or loss resulting from the fair value measurement. In business combinations achieved in stages that occurred until December 31, 2009, all identifiable assets, liabilities and contingent liabilities of the acquired entity were re-measured at fair value on the date of gaining control and initial consolidation. Any difference arising from such re-measurement on the date of gaining control was included in a capital reserve account. Such capital reserve account created in respect of amortizable assets was re-classified to retained earnings in direct relation with the related asset amortization, or when the item or investment was realized in all or in part. Such capital reserve account created in respect of inventories and financial instruments was recognized in the statement of comprehensive income and loss on the same basis.

When the Group loses common control over a company, it measures and recognizes its remaining investment at fair value. Any difference between the carrying amount of the former company under common control as of the date on which common control ceases and the fair value of any remaining investment and any consideration from disposal is recognized in profit or loss. If the remaining investment is subject to significant influence, it is treated as an investment in an associate.

E.	Functional currency and foreign currency

	1.	Functional currency and presentation currency

The financial statements are presented in U.S. dollars, the Company’s functional currency, and are rounded to the nearest thousand, unless stated otherwise.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Group entity. The functional currency of the main investee companies is the U.S. dollar. The functional currency of Starling Advanced Communications Ltd. (“Starling”), a subsidiary, is the NIS.

When a Group entity’s functional currency differs from the Company’s functional currency, that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)
Assets and liabilities for each reported date presented (including comparative data) are translated at the closing rate at each reported date. Goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated at the closing rate at each reported date.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

b)
Income and expenses for each period presented in the statement of income (including comparative data) are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

	c)	Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing at the date of incurrence.

d)
Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions (such as dividend) during the period are translated as described in b) and c) above.

	e)	All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity “foreign currency translation reserve”.

Upon the full or partial disposal of a foreign operation, the relevant part of the other comprehensive income (loss) is recognized in the statement of income. Effective January 1, 2010, upon the partial disposal of a foreign operation which is a subsidiary resulting in the retention of control thereon, the relative portion of the cumulative amount recognized in other comprehensive income is reattributed to non-controlling interests.

Intercompany loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange rate differences arising on these loans (net of their tax effect) are recognized in the same component of equity as discussed in e) above.

2.	Transactions in foreign currency

Transactions denominated in foreign currency are recorded on initial recognition at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currency existing as of the reporting date are translated into the functional currency at the exchange rate at every reporting date. The exchange rate differences in respect of the monetary items are the difference between amortized cost in the functional currency at the beginning of the period, adjusted for the effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into the Company’s functional currency using the exchange rate on the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into the functional currency at the exchange rate on the date that the fair value was determined. Exchange rate differences in respect of these foreign currency translation adjustments in consecutive periods are recorded in the statement of income, other than those arising from translation adjustments of non-monetary equity instruments classified as available for sale, and loans to foreign operations that form part of the net investment in foreign operations, which are recognized in other comprehensive income.

3.	Index-linked monetary items

Monetary assets and liabilities linked to the changes in the CPI are adjusted at the relevant index at each reported date according to the terms of the agreement. Linkage differences arising from the adjustment, as above, are recognized in the statement of income.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

F.	Financial instruments

	1.	Non-derivative financial instruments

Non-derivative financial instruments include cash and cash equivalents, trade and other receivables, investments in equity instruments and debt instruments in other companies, debentures issued by a subsidiary, loans and credit received, and trade and other payables.

Financial assets:

The Group initially recognizes loans and receivables and deposits on the date that they are created. All other financial assets acquired in an ordinary course purchase, including assets designated at fair value through profit or loss, are recognized initially on the trade date.

Financial instruments are recognized initially at fair value plus, any directly attributable transaction costs, unless they are classified at fair value through profit or loss or as available for sale assets.

A financial asset is eliminated when the Group’s contractual rights to the cash flows deriving from the financial asset expire.

Ordinary course sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset.

The Group classifies its financial assets according to the following categories:

Cash and cash equivalents

Cash includes cash balances available for immediate use. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not traded on an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method while taking into consideration transaction costs and deducting any impairment losses which are recognized in profit or loss under financial expenses.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. These financial assets measured at fair value, and the changes therein are recognized in profit or loss.

As of December 31, 2010 and 2009, the Group did not have such assets.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Available for sale financial assets

Available-for-sale financial investments include equity and debt securities. Equity investments classified as available-for sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss, nor treated according to the equity method of accounting. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. After initial measurement, available-for-sale financial investments are subsequently measured at fair value and changes therein are recognized directly in other comprehensive income and presented within equity in an available for sale reserve, except in the case of impairment. When an investment is derecognized or in the case of impairment, the cumulative gain or loss in the available-for-sale reserve is transferred to profit or loss, under other income or other expenses, as relevant.

Financial liabilities:

The Group has the following non-derivative financial liabilities: credit and loans from banks and others, and trade and other payables. The Group initially recognizes debt securities issued on the date that they are originated. All other financial liabilities (including financial liabilities designated at fair value through profit or loss) are recognized initially on the trade date.

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Financial liabilities, other than financial liabilities designated at fair value through profit or loss, are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Amortization of liabilities using the effective interest method is recognized in profit or loss under financial expenses.

Financial liabilities designated at fair value through profit or loss, including derivatives, are measured at fair value at every reported date, and changes in value are recognized in the statement of income. The Company has designated convertible debentures issued by a subsidiary as belonging to this group (see Note 15).

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

2.	Fair value

The fair value of financial assets measured at fair value through profit or loss and of available-for-sale financial assets is determined with reference to their quoted closing bid price as of the reporting date without any deduction of transaction costs, and in the absence of such a quoted price, by other appropriate valuation methods. (see Note 2.B).

The fair value of foreign currency forward contracts is estimated on the basis of quotes of banks/brokers or on the basis of the discounted difference between the forward price specified in the contract and the present forward price in respect of the remaining period to maturity of the contract, while using a risk-free interest rate usually based on government debentures.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

G.	Issuance of a unit of securities

The issuance of a unit of securities involves the allocation of the proceeds received to the components of the unit based on the following order: first to financial liabilities that are measured each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value. The remaining residual is the value of the equity component.

The direct issuance costs are attributed specifically to the securities issued. The shared issuance costs are allocated to each component pro rata to the amounts determined for each component.

H.	Share capital

Costs directly attributable to issuance of ordinary shares and warrants exercisable to shares classified as equity are recognized as a deduction from equity.

I.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs.

Cost of inventories is determined as follows:

Raw materials	–	At cost of purchase using the “first-in, first-out” method.

Work in progress	–	On the basis of average cost including materials, labor and other direct and indirect production expenses.

Finished goods	–	On the basis of average cost including materials, labor and other direct and indirect production expenses.

J.	Associates accounted for using the equity method of accounting

Associates are those entities in which the Company has significant influence or the ability to significantly influence the financial and operating policies, but control as defined in IAS 27 (2008) was not achieved. In assessing whether or not the Company has significant influence over an entity, the Company takes into consideration ownership of potential voting rights that are immediately exercisable, directly or through subsidiaries, and their impact. Associates are accounted for using the equity method of accounting. The Company’s consolidated financial statements include the Group’s share of the income and expenses of equity accounted investees, after adjustments required to align the accounting policies with those of the Group for uniform accounting policies, from the date that significant influence commences until the date that significant influence ceases. In addition, the financial statements of the Company and of the associates are prepared as of the same dates and periods. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee, or has granted it loans or guarantees.

In circumstances where the Company’s ownership in an associate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular associate’s security or loan held by the Company that grants it the preferred rights, and to which the equity method is being applied.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Excess cost of associates is presented as part of the investment. Goodwill relating to the acquisition of an associate is initially measured as the excess cost of an investment in an associate over the Company’s interest in the fair value of the group company’s identifiable assets (including identifiable intangible assets) net of the fair value of its identifiable liabilities (after the allocation of taxes). Excess cost allocated in an associate to identifiable assets and identifiable liabilities having a finite useful life is amortized according to the said useful life. Goodwill is not systematically amortized, and is examined as part of the overall investment, in the framework of the examination performed by the Company in order to identify the possible need for impairment of the value of the investment.

The Company determines at each reporting period whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the income statement.

The Group’s share of the operating results of the associate is shown in the statement of comprehensive income as Group’s share of earnings (losses) of associates and other comprehensive income (loss) net of the associate attributable to the Group is presented in other comprehensive income (loss) in the relevant item in equity. Profits and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

When the Company loses its significant influence in an associate previously treated at equity, the remaining investment is revalued to its fair value on the date when significant influence is lost and is accounted for as an available for sale investment. The Company recognizes in profit or loss any difference between the fair value of any retained investment and any proceeds from disposing of the part interest in the associate, and the carrying amount of the investment at the date when significant influence is lost.

K.	Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation, less accumulated impairment losses, if any, and excluding day-to-day servicing expenses.

The cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and borrowing costs as well as any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost of purchased software that is integral to the functioning of the related equipment is capitalized to the cost of that equipment.

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

The estimated useful lives for the current and comparative periods are as follows:

Computers, office furniture and equipment	3-17 years (mainly 3 years)
Motor vehicles	7 years

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end, and are adjusted as needed.

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

L.	Intangible assets

	1.	Research and development

Research expenses undertaken with the goal of gaining new scientific or technical knowledge are recognized in the statement of income when incurred.

Development activities are activities relating to a plan for the creation of new products or processes or the significant improvement of existing products or processes. Expenditures in respect of development activities are recognized as an intangible asset only if all the following exist: the development costs can be reliably measured; the product or process is technically and commercially feasible; future economic benefits from the product are probable; and the Group intends to and has sufficient resources to complete the development and to use or sell the asset. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead costs that can be directly attributed to preparation of the asset for its intended use. Other development expenditures are recognized in the statement of income as incurred.

Amortization of the asset begins when development is complete and the asset is available for use. The asset is amortized on a straight-line basis. As for the testing of impairment, see Note M.4 below.

Development costs recognized as an intangible asset are measured at cost less accumulated amortization and less accumulated impairment losses, if any.

	2.	Other intangible assets

a.
Intangible assets acquired in a business combination are included at the fair value at the acquisition date. After initial recognition, intangible assets are carried at their cost less any accumulated amortization (other than intangible assets having an indefinite useful life) and any accumulated impairment losses.

		b.	Separately acquired intangible assets are measured on initial recognition at cost with the addition of costs directly attributable to the acquisition.

c.
Subsequent expenditures are capitalized as an intangible asset only when they increase the future economic benefits embodied in the specific asset for which they were expended. All other expenditures, including expenditures relating to goodwill and intangibles developed independently, are recognized in the statement of income as incurred (except for development costs which were capitalized).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

d.
The amortization period of intangible assets having a finite useful life is determined on the basis of estimated useful life of each group of assets. As for the testing of impairment, see Note M.4 below.

A summary of the policies applied to the Group’s intangible assets is as follows:

	Technology *	Agreement with Rafael**	Other***
Useful lives	Finite	Indefinite	Finite
Amortization period	One year	Not amortized	Mainly 3 years
Internally generated or acquired	Acquired	Acquired	Acquired

* Mainly technology acquired in business combinations.
** As a result of the agreement with Rafael - see Note 3.C.2.d).
*** Mainly software.

The estimates regarding the amortization method and useful life of intangible assets having a finite useful life are reviewed at least at each year-end. Changes in these assessments are accounted for as prospective change in accounting estimate. The amortization charge is recognized in the statement of income.

M.	Impairment

	1.	Financial assets

The Company assesses at each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired, as follows:

	2.	Financial assets carried at amortized cost

There is an objective evidence of impairment of debt instruments and loans and receivables measured at amortized cost as a result of one or more events that has occurred after initial recognition that has an impact on the estimated future cash flows.

Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including default in interest or principal payments, initiation (or the likeliness of initiation) of bankruptcy proceedings or debt rescheduling and financial reorganization proceedings, the existence of information indicating that there is a measurable decrease in the estimated future cash flows, such as changes in local or economic conditions that correlate with defaults.

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment for impairment.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial assets’ original effective interest rate. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

Losses are recognized in the statement of income and are presented as a provision for loss against receivables. Interest income on the impaired asset is recognized using the interest rate that was used to discount the future cash flows for the purpose of measuring the impairment loss.

If, in a subsequent period, the amount of the impairment loss increases or decreases, and the change can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. The amount of the reversal is credited to the statement of income under financial expenses up to the amount of the previously recognized impairment loss.

3.	Available for sale financial assets

For equity instruments classified as available-for-sale financial assets, the objective evidence includes a significant or prolonged decline in the fair value of the asset below its cost. The examination of a significant or prolonged impairment depends on the circumstances at each reporting period. The examination considers the difference between the fair value of the asset and its acquisition cost, the duration of the decline in the fair value below its acquisition cost, changes in the fair value of the asset subsequent to the reported date, changes in the technological, economic or legal environment or in the market environment in which the issuer of the instrument operates, material events that occurred with respect to the asset and the financial results of the investee until the reported date and subsequently.

Where there is objective evidence of impairment, the cumulative loss - measured as the difference between the acquisition cost (less any previous impairment losses) and the fair value is removed from comprehensive income and recognized in the statement of income. In subsequent periods, reversal of impairment loss for equity instruments classified as available-for-sale financial assets is not carried to profit or loss but recognized as other comprehensive income.

4.	Non-financial assets

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets (other than inventories, deferred tax assets and employee-benefit-related assets) whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statement of income.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (less depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The impairment loss of an asset presented at cost is carried to profit or loss.

The following criteria are applied in assessing impairment of these specific assets:

Associates

After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the investment in associates. The Company determines at each reporting period whether there is objective evidence that the value of the investment in the associate is impaired. Such evidence may include general market data, a decline in the stock market prices, recurring losses, the industry in which the investees operate, failure of research and development efforts, a significant deviation from the business plan, excess cost included in the investments, rounds of financing at an amount below the cost basis of the investment, and other parameters. The test of impairment is carried out with reference to the entire investment, including the goodwill attributed to the associate. If there is objective evidence, as above, the amount of the loss is calculated as the difference between the recoverable amount of the investment in the associate and its carrying amount. The recoverable amount is the higher of value in use and fair value based on the estimated net cash flows to be generated by the associate. Impairment loss, as above, is not allocated specifically to goodwill that forms part of the investment and, accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases. The loss, or its reversal, is recognized in the statement of income under line item equity in losses of associates, net.

N.	Non-current assets held for sale

A non-current asset or disposal group (a group for which settlement is planned, including assets and liabilities) is classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Company must be committed to sell, there must be a program to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. These assets are not depreciated and are presented separately as current assets in the statement of financial position, at the lower of their carrying amount and fair value less costs to sell. If the carrying amount is higher than the fair value less costs to sell, an impairment loss recognized for the asset (or the group of assets) to the extent of the difference. Simultaneously, liabilities associated with these assets are presented separately in the statement of financial position in a similar manner. Also, the related other comprehensive income (loss) is presented separately in the statement of changes in equity.

O.	Employee benefits

	1.	Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans and defined benefit plans.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

		a)	Defined contribution plans

Some of the subsidiaries have defined contribution plans, in accordance with Section 14 of the Israeli Severance Pay Law, whereby the subsidiaries make regular payments therein without it being legally or constructively liable to make additional payments even if sufficient amounts are not accumulated in the fund to pay all the benefits due to an employee relating to his/her service in the current and prior periods. Deposits in defined contribution plans in respect of severance pay or annuities, are recognized as an expense at the time the deposit is due to the plan concurrent with receipt of the services from the employee and no further provision is required in the consolidated financial statements.

		b)	Defined benefit plans

Some of the group companies have defined benefit plans in respect of severance pay pursuant to the Israeli Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employee-employer relations is measured using the projected unit credit method. The actuarial assumptions include future salary increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate on Government bonds with maturity that matches the estimated term of the benefit payments.

The Group makes deposits in respect of its liabilities to pay compensation to certain of its employees in pension funds and insurance companies (“the plan assets”). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group’s own creditors and cannot be returned directly to the Group.

The liability for employee benefits presented in the statement of financial position presents the present value of the defined benefit obligation less the fair value of the plan assets, less past service costs and any unrecognized actuarial gains and losses. Actuarial gains and losses are recognized directly in comprehensive income in the period in which they occur.

	2.	Short-term benefits

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

P.	Share-based payment transactions

The cost of equity-settled transactions with employees and others is measured at the fair value of the equity instruments granted at grant date.

The fair value of share-based payments to employees on the grant date is recognized as a salary expense, with a corresponding increase in retained earnings, during the period in which the relevant employees become fully entitled to the award. The amount recognized as an expense, taking the vesting terms into account, consisting of service terms and performance terms other than market terms, is adjusted to reflect the actual number of share options that are expected to vest.

Share-based payments that were granted before November 7, 2002 or that vested before January 1, 2007 (the date of DIC’s transition to IFRS), are not accounted for retroactively, in accordance with IFRS 2 and the relief adopted pursuant to IFRS 1.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Q.	Provisions

A provision is recognized when the Group has a present obligation, legal or constructive, as a result of a past event and a reliable estimate can be made of the amount of the obligation and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. If the effect is material, provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

R.	Revenues

Sale of goods

Revenue from the sale of goods in the ordinary course of business is measured at the fair value of the consideration received or to be received, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted. The Group recognizes revenue when all the significant risks and rewards of ownership of the goods have passed to the buyer, recovery of the consideration is probable, possible return of goods can be estimated reliably, the associated costs can be estimated reliably, the seller no longer retains continuing managerial involvement and the amount of revenue can be measured reliably.

The delivery date is usually the date on which ownership passes. Transfers of risks and rewards vary depending on the specific terms of the contract of sale. For sales of products, transfer usually occurs upon delivery of the product to the customer or when the goods reach the customer’s warehouse.

S.	Cost of sales

1.
Cost of sales includes expenses for loss, storage and conveyance of inventories to the end point of sale. Cost of sales also includes impairment provisions in respect of inventories and inventory write offs, if any.

2.
Supplier discounts - The Group deducts discounts received from its suppliers from cost of purchase. Certain of the discounts in respect of that portion of the purchases that are added to closing inventories are attributed to inventories and the balance reduces the cost of sales.

These discounts are fixed discounts that do not depend on the volume of purchases (this discount is calculated as a fixed percentage of the purchase made from the supplier or as an annual fixed amount that does not depend on the volume of purchases) and they are included in the consolidated financial statements upon the execution of the proportionate purchases that entitle the Group to the said discounts.

T.	Leases

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and benefits incidental to ownership of the leased asset. Lease payments are recognized as an expense in the statement of income on a straight-line basis over the lease term, including the optional period, when on the date of the transaction it was reasonably certain that the option will be exercised.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

U.	Financial income and expenses

Financial income comprises interest income on amounts invested, gains from sale of financial assets classified as available-for-sale, increases in fair value of financial assets at fair value through profit or loss, decreases in the fair value of financial liabilities recognized at fair value through the statement of income and exchange rate gains. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Financial expenses comprise interest expenses and linkage differences on borrowings, decreases in the fair value of financial assets at fair value through profit or loss, increase in the fair value of financial liabilities recognized at fair value through the statement of income, changes in the time value of a liability in respect of government grants and exchange rate losses. Borrowing costs are recognized in the statement of income using the effective interest method. Exchange rate gains and losses are reported on a net basis.

V.	Taxes on income:

Taxes on income in the statement of income comprise current and deferred taxes. The tax results in respect of current or deferred taxes are carried to the statement of income except to the extent that the tax arises from items which are recognized directly in equity. In such cases, the tax effect is also carried to the relevant item in equity.

	1.	Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reported date as well as adjustments required in connection with the tax liability in respect of previous years.

	2.	Deferred taxes

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are carried directly to equity if the tax relates to items that are taken to equity.

Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are taken to the statement of income or to equity, based on tax laws that have been enacted or substantively enacted by the end of the reporting period. The amount for deferred taxes in the statement of income represents the changes in said balances during the reporting period, excluding changes attributable to items carried directly to equity.

Deferred tax assets are reviewed at each reported date and reduced to the extent that it is not probable that they will be utilized. Simultaneously, temporary differences (such as carryforward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in line item taxes on income.

Taxes that would apply in the event of the sale of investments in investee companies have not been taken into account in computing the deferred taxes, as long as the sale of the investments in investee companies is not expected in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investee companies as dividend have not been taken into account in computing the deferred taxes, since the distribution of dividend does not involve an additional tax liability or since it is the Company’s policy not to initiate distribution of dividend that triggers an additional tax liability.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

All deferred tax assets and deferred tax liabilities are presented in the statement of financial position as non-current assets and non-current liabilities, respectively. Deferred taxes are offset in the statement of financial position if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

W.	Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and the Company will comply with the attached conditions.

Starting January 1, 2009, Government grants from the Office of the Chief Scientist in Israel for supporting research and development activities that contain a liability to pay royalties to the State depending on future sales from development are recognized upon receipt as a liability if future economic benefits are expected from the research activity that will result in royalties-bearing sales. When royalty payments in respect of the grant bear no market interest, the liability is measured at fair value discounted at market interest upon receipt of the grant. The difference between the amount of the grant received and the fair value of the liability will be accounted for as a Government grant with a corresponding decrease in research and development expenses. Amounts paid as royalties are recognized as settlement of the liability. When no economic benefits are probable, the receipts from the grant are deducted from the relevant research and development expenses. In such event, the royalty liability is accounted for as a contingent liability pursuant to IAS 37, until such liability is recognized upon fulfillment of the above expectation.

At each reporting period, the Company evaluates whether there is reasonable assurance that the liability, in whole or in part, will not be settled (since the Company will not be required to pay royalties) based on the best estimate of future sales, and if so, the appropriate liability is derecognized and a gain is recognized with a corresponding reduction of research and development expenses. If the estimate of future sales indicates that there is no such reasonable assurance, the appropriate liability reflecting the anticipated royalty payments is recognized with a corresponding charge to research and development expenses.

Up until December 31, 2008, Government grants from the Office of the Chief Scientist in Israel for supporting research and development activities that contain a liability to pay royalties to the State depending on future sales from development, were recognized upon receipt as a liability and a loan received from the government bearing no interest or interest lower than market interest rate as long as there were expected future economic benefits from the research activity that lead to sales entitling the State to royalties. Amounts paid as royalties were recognized as settlement of the liability. The difference between the amount of the loan received and the fair value was accounted for as a Government grant in accordance with the provisions of IAS 20 (i.e., recognized as income in direct relation to expenses attributable to the approved grant) When no economic benefits were probable, the receipts from the grant were deducted from the relevant research and development expenses in the statement of income in accordance with the provisions of IAS 20 (i.e., recognized as income in direct relation to expenses attributable to the grant). In such a case, the liability to pay royalties was accounted for as a contingent liability pursuant to IAS 37 until such liability was recognized.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

X.	Earnings (loss) per share

Earnings (losses) per share are calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted number of Ordinary shares outstanding during the period. Basic earnings (loss) per share only include shares that were actually outstanding during the period. Potential ordinary shares (convertible securities such as employee options) are only included in the computation of diluted earnings (loss) per share when their conversion reduces the earnings per share or increases loss per share. Further, potential ordinary shares that are converted during the period are included in diluted earnings (loss) per share only until the conversion date and from that date in basic earnings (loss) per share. The Company’s share of earnings (loss) of investee companies is included based on the earnings (loss) per share of the investee companies multiplied by the number of shares held by the Company.

Y.	Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Group includes any difference between the fair value and the consideration from the transaction in its equity.

Z.	Presentation of financial statements

The Company has elected to present comprehensive income using two statements: a statement of income and a statement of comprehensive income, in which presented net income (loss) which is brought forward from the statement of income as well as all the items recognized in other comprehensive income.

The Company has elected to present the statement of income using the nature of expense method. Furthermore, the Company presents a statement of changes in equity immediately after the statement of comprehensive income instead of in the notes. The statement includes changes in equity resulting from transactions with the parent company in its capacity as a controlling shareholder (such as transactions with controlling shareholders, share-based payment plans, etc.).

AA.	Disclosure of new IFRSs in the period prior to their adoption

	1.	IFRS 7 - Financial Instruments: Disclosure

The amendments to IFRS 7 deal with the following issues:

a.
Clarification of the Standard’s disclosure requirements. In this context, emphasis is placed on the connection between the quantitative disclosures and the qualitative disclosures as well as the nature and scope of risks arising from financial instruments. The Standard also minimizes the disclosure requirements for collateral held by the company and revises the disclosure requirements for credit risk. The amendment will be adopted retrospectively starting from the financial statements for periods commencing on January 1, 2011. Early adoption is permitted.

b.
New and extensive disclosure requirements for derecognizing financial assets and disclosure requirements regarding irregular transfers made near the reported date. The objective of the amendment is to assist the users of the financial statements assess the risk exposures arising from transfers of financial assets and the effect of these risks on the Company’s financial position. The amendment is designed to enhance the reporting transparency of transactions involving transfers, specifically transactions for the securitization of financial assets. The amendment will be adopted prospectively starting from the financial statements for periods commencing on January 1, 2012. Early adoption is permitted.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

The necessary disclosures will be included in the Company’s financial statements, once applicable.

2.	IFRS 9 - Financial Instruments

	a.	In November 2009, the IASB issued the first part of Phase I of IFRS 9, “Financial Instruments”, as part of a project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, upon initial recognition, all the financial assets (including hybrid contracts with financial asset hosts) will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

		–	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

		–	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Notwithstanding the aforesaid, upon initial recognition, the Company may designate a debt instrument that meets both of the abovementioned conditions as measured at fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency (“accounting mismatch”) that would have otherwise arisen.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis (amounts recognized in other comprehensive income cannot be subsequently transferred to profit or loss). Nevertheless, if the equity instruments are held for trading, they must be measured at fair value through profit or loss. This election is final and irrevocable. However, when an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The Standard will be effective starting January 1, 2013. Earlier application is permitted. Early adoption will be done with a retrospective restatement of comparative figures, subject to the reliefs set out in the Standard.

	b.	In October 2010, the IASB issued certain amendments to IFRS 9 regarding derecognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to derecognition and financial liabilities which are not measured at fair value through profit or loss (designated at fair value through profit or loss). Namely the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

The adjustments arising from these amendments affect the measurement of a liability for which the fair value option had been chosen. Pursuant to the amendments, the amount of the adjustment to the liability’s fair value - attributed to changes in credit risk - will be carried to other comprehensive income. All other fair value adjustments will be carried to the statement of income. If carrying the fair value adjustment of the liability arising from changes in the credit risk to other comprehensive income creates an accounting mismatch in the income statement, then that adjustment also will be carried to the income statement rather than to other comprehensive income.

Furthermore, according to the amendments, derivative liabilities in respect of certain unquoted equity instrument can no longer be measured at cost but rather only at fair value.

The amendments are effective commencing January 1, 2013. Earlier application is permitted provided that the Company also adopts the provisions of IFRS 9 regarding the classification and measurement of financial assets (the asset stage). First-time adoption of these amendments will be done retrospectively by restating comparative data, subject to the exemptions provided by the amendments.

The Group is evaluating the possibility of early adoption of IFRS 9 and its adoption’s expected effects on the financial statements.

3.	IAS 24 - Related Party Disclosures

The amendment to IAS 24 clarifies the definition of a related party in order to simplify the identification of the relations with a related party and avoid inconsistent adoption of this definition. In addition, Government related companies are awarded partial alleviations by the amendment in providing disclosure for transactions with the Government and other Government related companies. The amendment will be adopted retrospectively starting from the financial statements for annual periods commencing on January 1, 2011. Early adoption is permitted.

The necessary disclosures will be included in the Company’s financial statements, once applicable.

4.	IAS 32 - Financial Instruments: Presentation - Classification of Rights Issues

The amendment to IAS 32 determines that rights, options or warrants to acquire a fixed number of the Company’s equity instruments, for a fixed amount of any currency, are classified as equity instruments if the Company offers the rights, options or warrants pro rata to all of its existing owners of the same class of its non-derivative equity instruments.

The amendment will be adopted retrospectively starting from the financial statements for annual periods commencing on January 1, 2011. Early adoption is permitted.

The Company estimates that the amendments are not expected to have a material effect on the financial statements.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 3 – Investments in investees

A.	Investments in associates accounted for using the equity method of accounting:

	1.	Composition

	December 31	December 31
	2010	2009
	$ thousands

Carrying amount of the shares and loans in the statement of financial position (1)	110,412	114,691

Less - provision for impairment	1,043	1,454

Total	109,369	113,237

(1) The carrying amount of the shares and loans includes:

Allocated excess of cost	43,039	47,080

Goodwill	20,996	21,424
	64,035	68,504

As mentioned in Note 2 above, when the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any other long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation to support the investee or has made payments on behalf of the investee, or has committed to grant it loans or guarantees.

The aggregate equity in losses not recognized by the Company as a result of the circumstances described above, amounted to a total of $9,000 from the date of acquisition until December 31, 2010 and a total of $5,300 for the year ended December 31, 2010  ($3,650 from the date of acquisition until December 31, 2009).

See Note 20.G for further details with respect to losses in respect of associates for the years ended December 31, 2010, 2009 and 2008.

2.	Summarized data of the financial statements of the associates, unadjusted to the Group’s rate of holdings (*)

	Current assets	Non- current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non- controlling interests
	$ thousands

2010
Given Imaging Ltd.	139,847	86,701	226,548	36,146	8,046	44,192	182,256	100
Pocared Ltd.	2,052	517	2,569	9,469	–	9,469	(6,900)	–
NuLens Ltd.	3,085	1,232	4,317	1,164	364	1,528	2,789	–
Other	21,558	2,664	24,222	12,367	14,445	26,812	(2,590)	–

2009
Given Imaging Ltd.	125,607	62,529	188,136	27,228	1,607	28,835	159,301	–
Pocared Ltd.	3,346	48	3,384	6,789	–	6,789	(3,395)	–
NuLens Ltd.	2,924	1,060	3,984	1,068	241	1,309	2,675	–
Other	60,004	13,540	73,544	53,061	85,894	138,955	(65,411)	–

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

	Revenues	Gross profit	Operating profit (loss)	Profit (loss) from continuing operations	Profit (loss) for the year	Profit (loss) attributable to shareholders of the company	Profit (loss) attributable to non- controlling interests
	$ thousands

2010
Given Imaging Ltd.	157,809	120,149	7,718	12,789	12,789	13,079	(290)
Pocared Ltd.	–	–	(3,929)	(3,679)	(3,679)	(3,679)	–
NuLens Ltd.	–	–	(5,256)	(5,247)	(5,247)	(5,247)	–
Other	43,386	19,580	(34,915)	(36,494)	(36,494)	(36,494)	–

2009
Given Imaging Ltd.	141,763	108,448	10,688	16,559	16,559	17,450	(891)
Pocared Ltd.	–	–	(10,446)	(10,446)	(13,533)	(13,533)	–
NuLens Ltd.	–	–	(4,035)	(3,996)	(3,996)	(3,996)	–
Other	85,708	45,057	(38,504)	(40,248)	(34,748)	(34,748)	–

2008
Given Imaging Ltd.	125,108	92,107	257	4,011	4,011	6,098	(2,087)
Pocared Ltd.	–	–	(17,710)	(17,710)	(18,070)	(18,070)	–
NuLens Ltd.	–	–	(4,700)	(4,448)	(4,448)	(4,448)	–
Other	458,348	121,156	97,495	101,702	101,481)	(101,481)	–

(*)
Condensed financial-statement data of associates having a functional currency other than the dollar were translated based on the relevant exchange rates (assets and liabilities at each reported date are translated at the closing rate at each reported date, income and expenses for all periods presented in the statement of income are translated at average exchange rates for all the presented periods). The information presented does not include excess cost and goodwill.

3.
Information about goodwill in respect of the acquisition of investments in associates and information about the total impairment loss recorded in respect of investments in conformity with the Israeli Securities Regulations (Annual Financial Statements), 2010

	December 31,
	2010	2009
	$ thousands
	Goodwill included in investment	Goodwill included in investment

Given Imaging Ltd. (*)	20,996	21,324

(*)	No impairments were recorded in respect of this investment.

4.	Additional information about associates that are held directly by the Company in conformity with the Israeli Securities Regulations (Annual Financial Statements), 2010

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

a)	General information

	Country of incorporation	Equity interest and voting rights (1)	Amounts made available to the associate			Total amount invested in associate (4)	Stock exchange		Fair value
			Loans		Guarantees
		%	$ thousands

As of December 31, 2010:
Given Imaging Ltd. (2)	Israel	22.81	–		–	104,121		(5)	138,565	(6)
Aqwise Ltd.	Israel	34.03	–		–	2,837	unquoted		unquoted
NuLens Ltd.	Israel	34.74	–		–	680	unquoted		unquoted
BrainsGate Ltd.	Israel	23.28	–		–	477	unquoted		unquoted
Safend Ltd.	Israel	25.61	–		–	–	unquoted		unquoted
Pocared Ltd. (7)	Israel	31.51	4,100		–	651	unquoted		unquoted
PLYmedia Inc.	United States	27.55	–		–	–	not listed		unquoted
Kyma Medical Technologies Ltd.	Israel	27.32	–		–	603	unquoted		unquoted
Atlantium Technologies Inc.	United States	23.44	–		–	–	unquoted		unquoted

			4,100		–	109,369			138,565
As of December 31, 2009:
Impliant Inc. (see Note 3.C.1.E)	United States	47.64	–		–	2,803	not listed		unquoted
Given Imaging Ltd. (2)	Israel	23.16	–		–	104,547		(5)	165,256	(6)
Galil Medical Ltd. (3)	Israel	11.90	266	(*)	–	154	unquoted		unquoted
Notal Vision Inc.	United States	27.09	817		–	998	unquoted		unquoted
Aqwise Ltd.	Israel	34.03	–		–	3,154	unquoted		unquoted
NuLens Ltd.	Israel	33.71	–		–	1,160	unquoted		unquoted
BrainsGate Ltd.	Israel	23.28	–		–	2,741	unquoted		unquoted
Safend Ltd.	Israel	26.97	161		–	(325)	unquoted		unquoted
Pocared Ltd.	Israel	31.51	2,598		–	705	unquoted		unquoted
PLYmedia Inc.	United States	27.55	–		–	–	unquoted		unquoted
Atlantium Technologies Inc.	United States	23.44	–		–	–	unquoted		unquoted
Teledata Network Ltd. (3)	Israel	21.05	–		1,200	(2,700)	unquoted		unquoted

			3,842		1,200	113,237			165,256

(1)	Reflects the Company’s ownership interests in the ordinary shares and the preferred shares of the investee companies on an as-converted-basis, and does not take full dilution into account.
(2)
Elron’s direct holding. As of December 31, 2010, Elron additionally holds 8.92% of Given Imaging Ltd. (“Given”) through RDC, such that Elron’s effective holding including RDC’s holding is 27.28% (as of December 31, 2009, 27.70%).

(3)	Sold during 2010. See Note 3.C.1.B and 3.C.1.C below.
(4)
The Company’s investment is calculated based on the consolidated financial statements as the net aggregate amount attributable to the Company’s shareholders of total assets less total liabilities, including goodwill, excess cost allocated and loans.

(5)	Publicly traded in Israel and the United States.
(6)	Represents the consolidated value of Elron and RDC’s investment in Given.
(7)
Subsequent to the reported date, the loan balance was converted into shares and a finance round was completed. As a result Elron’s holding in Pocared increased to approximately 37%. For further details, see Note 3.C.1.A.

(*)	Elron’s share in addition to RDC’s share.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

b)	Information about the convertible securities of associates that are held directly by the Company (*)

Certain of the Company’s associates have issued warrants and/or share options to employees and others. The following is data about the warrants’ and share options’ possible impact on Elron’s holdings in these companies as of December 31, 2010

	Vesting period	Before exercise in share capital	After exercise in share capital (1)
		%	%

Given Imaging Ltd. (1)	2011-2015	22.81	18.76
Aqwise Ltd.	2011-2020	34.03	29.95
NuLens Ltd.	2011-2020	34.74	30.10
BrainsGate Ltd.	2011-2020	23.28	20.83
Safend Ltd.	2011-2020	25.61	20.25
Pocared Ltd. (2)	2011-2017	61.51	30.32
PLYmedia Inc.	2011-2020	27.55	21.84
Kyma Medical Technologies Ltd.	2011-2018	27.32	20.00
Atlantium Technologies Inc.	2011-2019	23.44	20.22

(1)	Elron’s direct holding. Elron’s effective holding including RDC’s holding after exercise is 22.43%.
(2)	Pocared has convertible loans which may be repaid or converted into shares if certain conditions are met. Since the amount of the shares issuable upon conversion is determined only at the time of actual conversion, these convertible loans were not taken into account in determining the holding rate after exercise. After the reporting date these loans were converted into shares, see Note 3.C.1.A.

(*)	Not including companies under liquidation proceedings.

	c)	Dividend received or receivable from associates

	Year ended December 31,
	2010	2009		2008
	$ thousands

NetVision Ltd.	–	4,442	(1)	–
Given Imaging Ltd.	–	3,675	(2)	–

	–	8,117		–

(1)	For further information about the dividend received from NetVision Ltd, see NoteC.1.j) below.
(2)	Amounts received by Elron only. For further information about the dividend distributed by Given and RDC’s share in the dividend received, see Note C.1.i) below.

5.	Inclusion of the financial statements of associates accounted for under the equity method of accounting

The Company did not include the financial statements of Given, a material associate, to the financial reports submitted in Israel, as it reports in accordance with the reporting obligations under Chapter E3 of the Israel Securities Law (1968).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

B.	Subsidiaries

	1.	Additional information about subsidiaries that are held directly by the Company

		a)	Directly held subsidiaries (including through corporate headquarters)

	Country of	Equity interest of Group	Direct equity interest of Company	Amounts made available to the subsidiary		Total amount invested in subsidiary	Stock	Fair
	incorporation	(1) (2)	(1)	Loans (6)	Guarantees	(6)	exchange	Value (6)
		%		$ thousands

As of December 31, 2010:
RDC Rafael Development Corporation Ltd. (3)	Israel	50.1	–	–	–	21,136	unquoted	–
Starling Advanced Communications Ltd.	Israel	68.05	31.61	25,573	–	(2,339)	Tel Aviv Stock Exchange	2,884
Wavion Inc. (5)	United States	66.96	66.96	2,000	–	(2,353)	unquoted	–

As of December 31, 2009:
RDC Rafael Development Corporation Ltd. (3)	Israel	50.1	–	12,904	–	(10,494)	unquoted	–
Medingo Ltd. (4)	Israel	92.04	8.44	13,021	–	(1,471)	unquoted	–
Starling Advanced Communications Ltd.	Israel	68.05	31.61	5,924	–	(6,282)	Tel Aviv Stock Exchange	3,013
Wavion Inc. (5)	United States	66.96	66.96	960	–	(26)	unquoted	–

(1)	Reflects the Company’s ownership interests in the ordinary shares and the preferred shares of the investee companies on an as-converted-basis, and does not take into account full dilution.
(2)	Includes holding through RDC, unadjusted to account for Elron’s holding in RDC (see also Annex to the Financial Statements - Details relating to investments as of December 31, 2010).

(3)	Held through corporate headquarter, DEP Holding Technology Ltd.
(4)	Sold during 2010, see section C.2.b) of this note.
(5)	Wavion Inc. holds a 100% equity interest in Wavion Ltd., a private company established according to the laws of the State of Israel.
(6)	Elron’s share in addition to RDC’s share in Starling’s equity. Not include Elron’s and RDC’s share in the convertible debentures issued by Starling, for further details see note 3.C.2.A.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

b)	Fully-owned companies (corporate headquarters)

	Country of	Equity interest	Direct equity interest	Total amount invested in	Stock
	incorporation	of Group	of Company	subsidiary	exchange
		%		$ thousands

As of December 31, 2010
DEP Technology Holdings Ltd.	Israel	100	100	23,839	unquoted
Elbit Ltd.	Israel	100	100	81,683	unquoted
Israel Commerce Community I.C.C. Ltd.	Israel	100	100	(391)	unquoted
Dealigence Technologies Ltd.	Israel	100	100	(16)	unquoted
Mediagate Ltd. (in liquidation)	Israel	100	100	(860)	unquoted

As of December 31, 2009
DEP Technology Holdings Ltd.	Israel	100	100	(24,066)	unquoted
Elbit Ltd.	Israel	100	100	76,677	unquoted
Israel Commerce Community I.C.C. Ltd.	Israel	100	100	(391)	unquoted
Dealigence Technologies Ltd.	Israel	100	100	(16)	unquoted
Mediagate Ltd. (in liquidation)	Israel	100	100	(860)	unquoted

c)	Information about convertible securities of subsidiaries that are held directly by the Company

Following is the data about the warrants’, share options’ and convertible debentures’ possible impact on Elron’s holdings in these subsidiaries as of December 31, 2010:

	Vesting period	Before exercise in share capital	After exercise in share capital (1)
		%	%

Starling Advanced Communications Ltd. (2)	2011-2020	49.86 (*)	44.62 (*)
Wavion Inc. (1)	2011-2020	66.96	54.91

(1)
Wavion Inc. has convertible loans which may be repaid or converted into shares if certain conditions are met. Since the amount of the shares issuable upon conversion is determined only at the time of actual conversion, these convertible loans were not taken into account in determining the percentage holding after exercise. As such the percentage holdings may change if and when the loans are converted into shares.

(2)	Starling’s convertible debentures are traded on the Tel Aviv Stock Exchange. For further information, see section C.2.a) to this note.

	(*)	The holding rate includes Elron’s holding plus 50.1% of RDC’s holding.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

c)	Dividend received or receivable from subsidiaries (including through corporate headquarters):

	Year ended December 31,
	2010	2009	2008
	$ thousands

RDC (1)	15,003	–	–
Elbit Ltd. (2)	278	14,819	–

	15,281	14,819	–

(1)	For further information about the dividend received from RDC, see Note 3.C.2.d below.
(2)
On December 31, 2009, Elbit distributed a dividend to Elron in the amount of approximately $14,819, which part of it used to repay one of the capital notes issued by Elron to Elbit Ltd. in the amount of approximately $12,000. On December 22, 2010, Elbit distributed an additional dividend to Elron in the amount of approximately $278 against a debt balance.

C.	Significant changes in investments during the reporting period

	1.	Associates

		a)	Pocared

Pocared Diagnostics Ltd. (“Pocared”) is developing a platform for real-time and automatic diagnosis of pathogens suspended in liquids that is based on optical technology. As of the reported date, Elron holds approximately 32% of Pocared’s outstanding shares and Pocared is accounted for under the equity method of accounting.

In April 2009, Pocared completed a financing round of approximately $6,600 in consideration for 10,413,052 Preferred E shares. Elron’s share in this amount was approximately $2,400. The financing round was completed in two installments during April 2009.

In September 2009, the shareholders of Pocared, including Elron, invested an aggregate amount of $2,200 in Pocared. Elron’s share in this amount was approximately $1,093.

In December 2009, the shareholders of Pocared, including Elron, invested an aggregate amount of approximately $3,600 in Pocared. Elron’s share in this amount was approximately $1,500.

In June 2010, the shareholders of Pocared, including Elron, invested an aggregate amount of approximately $3,200 in Pocared. Elron’s share in this amount was approximately $1,400.

In January 2011, subsequent to the reported date, Pocared completed a financing round of approximately $5,800 in consideration for 9,586,777 Preferred F shares. Elron’s share in this amount was approximately $2,600. In addition, convertible loans in the amount of approximately $9,200 were converted into 15,244,457 Preferred F shares. Elron’s share in these loans was approximately $4,100 (see above). Pursuant to the loan agreement, the shareholders of Pocared, including Elron, have the option at their discretion to invest up to an additional approximately $11,200  in three additional financing rounds, pro rata to their holdings of Pocared. Following this investment, Elron’s holding in Pocared increased to approximately 37%.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

b)	Teledata

Teledata Networks Ltd. (“Teledata”) provides access products and solutions for both traditional and Next Generation Networks, or NGN, to telecom operators and service providers. Elron held approximately 21% of Teledata’s outstanding shares prior to its sale (see below). Teledata was accounted for under the equity method of accounting.

In January 2010, Teledata received a guarantee from certain of its shareholders in the aggregate amount of $3,000. Elron’s share in the guarantee was approximately $1,500.

In April 2010, Teledata received a commitment to provide a guarantee from certain of its shareholders in the aggregate amount of $3,000. Elron’s share in this guarantee was approximately $1,500.

Elron’s share in Teledata’s losses included its share in the aforementioned guarantees.

In April 2010, a definitive merger agreement was executed between Teledata, its principal shareholders, including the Company ("major shareholders") and Enablence Technologies Inc. (the "Acquirer" or "Enablence"), a foreign company publicly traded on the TSX Venture Exchange, who designs, manufactures and sells optical components and systems to a global customer base, for the sale, by way of merger, of all of the outstanding shares of Teledata to the Acquirer, the principal terms of which include, inter alia, the following terms: (i) upon completion of the transaction, consideration was received in the aggregate amount of $50,000, including $10,000 in cash, $10,000 payable in non-tradable bonds of the Acquirer and $30,000 payable in publicly tradable shares of the Acquirer, based on their price on the TSX Venture Exchange on the closing date of the transaction. Of this consideration, shares of the Acquirer equivalent to $5,000 (based on their price on the TSX Venture Exchange on the closing date of the transaction) were deposited in escrow for a period of up to 12 months to cover, mainly, possible indemnification which may become due to the Acquirer in connection with breaches, if any, of the merger agreement by any of the other parties thereto and possible future claims relating to Teledata, if any, (ii) upon completion of the transaction all outstanding shareholders' loans granted to Teledata by Elron (in the aggregate amount of approximately $800, and which are convertible into Teledata shares) were assigned to the Acquirer. The abovementioned consideration includes the consideration for such assignment, (iii) each of the major shareholders shall only be liable for part of the indemnification amounts that may become due to the Acquirer, each according to its share of the consideration, and will not be liable for any breaches of the merger agreement by any other major shareholders. The liability of each major shareholder's liability for its representations and obligations towards the Acquirer will be limited to its share of the aggregate consideration, while its liability for representations and obligations relating to Teledata shall be limited (except in certain matters) to each such shareholder's share of the consideration held in escrow described above, (iv) any shares of the Acquirer received as part of the consideration are subject to a lock-up period of 6 to 12 months commencing from the closing date of the transaction, (v) on the closing date of the transaction, all shareholders' guarantees granted by the major shareholders to Teledata, and all obligations of the major shareholders to grant shareholders guarantees or collaterals for loans to Teledata were cancelled.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

On June 23, 2010 the conditions were met and the transaction was completed. As a result, in respect of the transaction:

1.
In accordance with Teledata’s capital structure and the shareholders’ rights to Teledata’s capital, Elron received aggregate proceeds of approximately $23,200, including approximately $3,000 payable in cash, approximately $3,800 payable in bonds of the Acquirer and approximately $16,400 payable in shares of the Acquirer based on their price on the TSX Venture Exchange on the closing date of the sale (of which shares of the Acquirer in an amount equivalent to approximately $2,300 are held in escrow, based on their share price on the TSX Venture Exchange on the closing date of the sale).

2.
Pursuant to the terms of the transaction, guarantees and obligations to grant guarantees which were granted in the past by Elron to Teledata in the aggregate amount of approximately $4,200 were cancelled.

3.
Elron recorded a net gain in the second quarter of 2010 in the amount of approximately $22,364. The said gain is included in the statement of income under line item gain from disposal of investee companies and changes in holdings, net.

In accordance with the aforementioned, the consideration held in escrow was recognized as a financial asset. The consideration held in escrow is included under assets held for sale in the statement of financial position (for additional information see Note 8.B). Accordingly, the aforementioned net gain includes recognition of the gain in respect of this element of the consideration. In addition, the net gain amount was calculated after the deduction of the discount element (the “Discount”) in respect of the lock-up period on the Acquirer’s shares. The Discount’s fair value was estimated by the Company on the closing date of the transaction at approximately $5,000. The Discount was estimated based on the Option Pricing Model method and was determined on the closing date of the transaction at a rate of 30% for the shares not held in escrow, and 35% for the shares held in escrow. The difference between the Discount rate of shares held and not held in escrow derives from the difference in their respective lock-up periods.

The main parameters used in the said valuation at the closing date of the transaction are as follows:

The Valuation Model - PUT Option Analysis based on the Black and Scholes Option Pricing Model.

Closing Date of Transaction

Exercise price	CAD 0.55
Share price	CAD 0.55
Expected life	6-12 months
Volatility	59%-97%
Risk free rate	0.73%-1.01%
Dividend rate	0%
Discount’s fair value	Approximately $5,000

For additional information about the shares received in the transaction and their value as of December 31, 2010, see Note 8.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

c)	Galil

Galil Medical Ltd. (“Galil”) develops, manufactures and markets a cryotherapy platform of minimally invasive treatments for various clinical applications. Elron directly held approximately 12% of Galil’s outstanding shares, and approximately 17% indirectly through RDC (prior to its sale, see below). Galil was accounted for under the equity method of accounting.

In March 2010, the Company’s Audit Committee and Board of Directors approved the transaction in which the Company, together with RDC and DIC (who together held approximately 42% in Galil) and certain other shareholders of Galil (the “Sellers”) entered into an agreement to sell all their respective holdings in Galil to certain other Galil shareholders (the “Acquirers”) for an immediate payment in the aggregate amount of approximately $1,300 and for an additional contingent future payment, conditional upon certain future events occurring within 24 months from the consummation of the above transaction. The consideration was allocated between the Sellers proportionally to the number of Galil shares sold by each of them from among the total shares sold, irrespective of their class and liquidation preference. Accordingly, Elron’s and RDC’s portion in the immediate payment was approximately $400 and approximately $500, respectively.

In April 2010, subsequent to the receipt of all required approvals, the transaction was completed. As a result of the sale, in the second quarter of 2010, Elron recorded a gain (attributable to the Company's shareholders), included in the statement of income under line item gain from disposal of investee companies and changes in holdings, net, in the amount of approximately $500 (a consolidated net gain of approximately $773).

d)	NuLens

NuLens Ltd. (“NuLens”) is developing intra-ocular accommodating lenses, or IOLs, mainly for the treatment of cataracts, presbyopia and low vision. Elron holds approximately 35% of NuLens’s outstanding shares. NuLens is accounted for under the equity method of accounting.

In January 2010, NuLens completed a financing round of approximately $4,600 in consideration for 512,049 Preferred C1 shares. Elron’s share in this amount was $2,000. The investment did not result in any material change to the proportion of Elron’s holdings of NuLens’s outstanding shares.

e)	Impliant

Impliant Inc. ("Impliant") developed spinal implants for motion preservation. Impliant was consolidated in Elron's consolidated financial statements from March 2008. In September 2009, completed Impliant a financing round. As a result from this round Elron's share decreased to 48% of Impliant's outstanding shares. Due to the said above and loss of control over Impliant, Elron recognized during the fourth quarter of 2009 a gain from changes in holdings in an amount of approximately $459. This gain was included in gain from disposal of investee companies and changes in holdings, net in the statement of income. From the fourth quarter the investment in Impliant was accounted for under the equity method of accounting, until the cessation of its operations and the transfer of its shares to a liquidator (see below).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

During the second quarter of 2010, an impairment provision was made in respect of the investment in Impliant in the amount of approximately $1,600 due to the decision of Impliant’s Board of Directors to cease its operations. Expenses in respect of the said impairment were included under other expenses (income), net, in the statement of income. In November 2011, Elron and the other major shareholders of Impliant transferred their respective shares in Impliant to a liquidator.

For further information regarding initial consolidation in 2008 and de-consolidation in 2009, see section 2.F to this note.

f)	Kyma

Kyma Medical Technologies Ltd. (“Kyma”) is developing an innovative remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients in order to enable early treatment of pulmonary edema and reduce the need for unnecessary hospitalizations.

In September 2010, Elron and Kyma signed an investment agreement according to which Elron invested $1,000 in Kyma in consideration for 65,738 Preferred B shares. Following this transaction, Elron held, as of the reported date, approximately 27% of Kyma’s outstanding shares, and accordingly, Kyma is accounted for under the equity method of accounting. Pursuant to the said investment agreement, Elron had the right, as of January 1, 2011, to invest an additional $4,000 in consideration for 262,953 Preferred B shares which would entitle Elron, among other things, to an additional approximately 38% of Kyma’s outstanding shares.

In January 2011, subsequent to the reported date, Elron exercised this right, and invested an additional $4,000 in Kyma. Following this investment, Elron’s holding in Kyma’s outstanding shares increased to approximately 65%, and Kyma became a consolidated company. The Company is expected to recognize an immaterial gain resulting from the consolidation of Kyma.

Up to 2009 Elron invested in Kyma and in 2009 decided Elron to cease the investment. Following a change in Kyma’s capital structure in 2009, Elron’s rights in respect of past investments in Kyma were cancelled (see also Note 20.H).

g)	BrainsGate

BrainsGate Ltd. (“BrainsGate) is developing a minimally invasive treatment platform for patients suffering from Central Nervous System diseases. Elron holds approximately 23% of BrainsGate’s outstanding shares. BrainsGate is accounted for under the equity method of accounting.

In February 2008, BrainsGate completed a financing round of approximately $27,500 in consideration for 5,133,709 Preferred C shares. Elron’s share in this amount was approximately $6,600. The investment was granted in four installments, the last of which was advanced in February 2009.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

h)	Notal

Notal Vision Inc. (“Notal”) provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes. Elron holds approximately 22.63% of Notal’s outstanding shares. Notal was accounted for under the equity method of accounting prior to the investment round that took place in the fourth quarter of 2010 (see below).

In October 2010, Notal signed an investment agreement with its major shareholders, including Elron, and new investors, whereby approximately $8,000 is to be advanced in two installments in consideration for Preferred C shares and warrants. In November 2010, the first installment in the amount of $5,000 was advanced in consideration for 3,952,832 preferred C shares and 988,209 warrants to Preferred C. Elron’s share in this amount was approximately $400. The second installment will be advanced conditionally upon Notal achieving certain cumulative conditions as stipulated in the agreement. The second installment, if and when advanced, will amount to $3,000, in consideration for 3,558,822 Preferred C shares and 889,703 warrants to Preferred C. Elron’s share in the second installment is expected to amount to approximately $300. In addition, convertible loans in the amount of approximately $710 were converted into 236,457 Preferred B shares. Elron’s share in these loans was approximately $700.

Following the first installment and the loans conversion, as aforementioned, Elron's holding in Notal's outstanding sharesis 22.63%. Notwithstanding, Elron's holding including voting rights which are immediately exercisable or convertible is approximately 17.8%. As a result of the above, Elron no longer retains significant influence over Notal. Accordingly, in the fourth quarter of 2010, a gain from the decrease in the Company's interest in Notal in the amount of approximately $1,610 was recognized and included  in gain from disposal of investee companies and changes in holdings, net in the statement of income. Notal began to be accounted for as an available-for-sale investment.

i)	Given

Given provides non-invasive diagnostic products for visualization and detection of disorders of the gastrointestinal tract, and is traded on Nasdaq and the Tel-Aviv Stock Exchange (symbol: GIVN). Given is accounted for under the equity method of accounting.

In May 2007 and June 2008 Elron purchased, in a series of open market transactions and by way of tender offer, 717,366 and 1,462,640 ordinary shares of Given, respectively, for an aggregate purchase consideration of approximately $18,700 and $24,500, respectively. As a result of these transactions, Elron’s direct and indirect ownership interest in Given’s outstanding ordinary shares on the transaction dates increased to approximately 23% and 28%, respectively. As of December 31, 2010, Elron directly holds approximately 23% of Given (DIC and RDC hold approximately 16% and 9% of Given, respectively). Therefore, the Company together with DIC and RDC hold approximately 48% of the issued and outstanding shares of Given as of December 31, 2010.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

The total excess of the said purchase prices over the Company's share in Given's total equity acquired amounted to approximately $16,100 and $18,500, respectively, and was allocated in aggregate as follows: approximately $9,700 and $13,500, respectively, to intangible assets other than goodwill such as technology, customer relationships, and in process research and development ("IPR&D") and as a residual approximately $6,400 and $5,000, respectively, to goodwill.  The amounts allocated to intangible assets are amortized on a straight-line basis over their weighted average expected useful life of 10 and 15 years, respectively. Goodwill is not amortized and is subject to impairment assessment and IPR&D will be amortized when the respective technology will be available for sale.

On February 10, 2009, Given declared a special cash dividend of approximately $0.54 per share ($16,000 in the aggregate), of which Elron’s and RDC’s share was approximately $3,700 and $1,400, respectively. Payment of the dividend was made on March 11, 2009.

As for apledge placed on Given shares in favor of banks, which was subsequently removed during 2010, see Note 15 (1) and (3).

j)	NetVision

NetVision Ltd. (“NetVision”) is an Israeli communications company, traded on the Tel Aviv Stock Exchange (symbol: NTSN). NetVision provides internet and international long distance telephony services. Elron held approximately 15% of NetVision’s outstanding shares prior to its sale (see below). NetVision was accounted for under the equity method of accounting.

On March 10, 2009 and on August 12, 2009, NetVision declared a special cash dividend of approximately NIS 3.08 and NIS 0.86 per share, respectively (for the date of declaration- approximately $0.73 and $0.23 per share, respectively), or NIS 90 million and NIS 26 million, respectively (as of the date of declaration- approximately $21,200 and $7,000, respectively), in the aggregate. Elron’s share in these dividends was approximately NIS 14.2 million and NIS 4 million, respectively (as of the date of payment- approximately $3,400 and $1,050, respectively). Payments of these dividends took place in April and September 2009, respectively.

On August 19, 2009, Elron signed an agreement with DIC and Clal Industries and Investments Ltd. (“CII”), according to which DIC and CII agreed to acquire from Elron its holdings in NetVision, in consideration of NIS 228.7 million (approximately $60,700 according to the exchange rate on October 29, 2009, the closing date of the transaction, see below).

DIC and CII are both controlled by the IDB group and are related parties of Elron (as defined in IAS 24). Prior to the sale, DIC and CII held 31% and 25%, respectively, of NetVision’s ordinary shares.

The selling price was determined by negotiations between the parties based on a valuation received from an independent appraiser jointly appointed by the parties, and further supported by a fairness opinion by an independent party, which was retained by Elron for such purpose, which concluded that the purchase price is fair and reasonable, from a financial point of view, to Elron’s public shareholders.

On October 29, 2009, following the approval of the shareholders of each of Elron, DIC and CII,the abovementioned sale was completed. As a result, in the fourth quarter of 2009, Elron recorded a gain of approximately $21,900, which was included in the statement of income under line item gain from disposal of investee companies and changes in holdings, net.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

k)	3DV

3DV Systems Ltd. (“3DV”) was an Israeli company that developed a video camera technology capable of capturing the depth dimension of objects in real time.

On June 2, 2009, 3DV completed the sale of substantially all of its assets to a third party and declared voluntary liquidation. During June-July 2009, 3DV repaid all of its outstanding loans and distributed some of the liquidation proceeds, in the aggregate amount of approximately $21,800, of which an amount of approximately $3,000 was deposited in escrow. Elron's and RDC'sshare in these payments (not including the amount in escrow) was approximately $3,100 and $3,700, respectively. As a result of the sale of 3DV's assets, the Company recorded a consolidated gain of approximately $6,090 on the sale date (in 2009)under line item gain from disposal of investee companies and changes in holdings, net, in the statement of income. During the third quarter of 2010, 3DV advanced the proceeds held in escrow to its shareholders, in the aggregate amount of approximately $3,000. Elron's and RDC's share in this payment amounted to approximately $400 and $600, respectively. Upon receipt of the proceeds held in escrow, the Company recorded a consolidated gain of approximately $1,034under line item gain from disposal of investee companies and changes in holdings, net, in the statement of income.

l)	ChipX

On November 9, 2009, ChipX Inc. ("ChipX") completed a merger with GigOptix Inc. ("the merged company" or "GigOptix"), a U.S. company traded over-the-counter in the United States, pursuant to which the former shareholders of ChipX, including Elron, received 40% of the shares of the merged company.Elron's share in the issued and outstanding shares of the merged company is approximately 8.7%. As a result of the merger, in the fourth quarter of 2009, Elron recorded a gain of approximately $1,548in the statement of income under line item gain from disposal of investee companies and changes in holdings, net. The Company accounts for its investment in the merged company as an available-for-sale investmentunder other investments, as itdoes not have significant influence over the merged company. The investment in GigOptix is included in assets held for sale in the statement of financial position, for further information see note 9.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

2.	Subsidiaries

	a)	Starling

Starling, a subsidiary, provides mobile SATCOM broadband connectivity solutions for aircraft and ground vehicles. Elron directly holds approximately 32% of Starling’s outstanding shares, and approximately 36% indirectly through RDC.

On June 13, 2007, Starling, then a 72.5% subsidiary of Elron, completed an initial public offering on the Tel Aviv Stock Exchange of shares, convertible debentures (bearing a 6% annual interest and CPI-linked) (“Convertible Debentures”) and options to purchase the Convertible Debentures (“Convertible Debentures Options”). Payment of the Convertible Debentures principal is made in four equal annual payments starting June 10 of each of 2010-2013, and payment of the Convertible Debentures interest is made once a year on June 10 of each of the years 2008-2013. The gross IPO consideration amounted to approximately NIS 57,000 in the aggregate (approximately $14,000 in the aggregate based on the exchange rate prevailing on the IPO date). An NIS-denominated amount equivalent to approximately $12,100 of the proceeds received from the Convertible Debentures and from the exercise of some of the Convertible Debentures Options (“Debentures Proceeds”) were restricted and were to be released from the restrictions and used by Starling upon achieving certain milestones, no later than November 30, 2008. In December 2008 the Convertible Debentures Proceeds were released. Elron invested approximately $4,000 as part of the offering in consideration for 619,700 ordinary shares, 8,675,800 Convertible Debentures and 86,758 Convertible Debentures Options, which later expired. In addition, immediately prior to the offering, existing shareholders of Starling, including Elron and RDC, converted shareholder loans in the amount of approximately $6,500 into 6,488,783 ordinary shares and 393,126 Convertible Debentures Options, which later expired. Immediately following the offering, Elron’s consolidated holdings (directly and through RDC) in Starling’s outstanding shares decreased from 72.5% to approximately 68%. Following the offering, Elron retains control over Starling, and therefore continues to account for Starling as a consolidated subsidiary.

During October 2008 Elron purchased 7,638,323 Convertible Debentures in private transactions and an additional 10,139,455 Convertible Debentures by way of a partial tender offer in consideration for an aggregate amount of approximately $2,000 and $2,400, respectively. Subsequent to these purchases, Elron and RDC beneficially owned 26,453,578 out of a total of 42,364,000 outstanding Convertible Debentures which represent approximately 62% of Starling’s outstanding Convertible Debentures.

In June 2010, Starling made its first payment in respect of the Convertible Debentures principal and interest in the amount of approximately $3,100. Elron’s and RDC’s share in the principal and interest payment was approximately $1,500 and approximately $850, respectively.

As of the reported date, Elron and RDC held 12,700,088 and 7,140,066 Convertible Debentures, respectively, out of a total of 31,773,000 Convertible Debentures. The Convertible Debentures held by Elron and RDC represent approximately 62.4% of the outstanding par value as of December 31, 2010. For additional information about the Convertible Debentures held by Elron and RDC see Note 15.

Following are the loan agreements signed between Starling and Elron and RDC:

In May 2009, Elron and RDC signed a loan agreement in the amount of $2,600. Elron’s share in this amount was approximately $1,200. The loan amount was advanced to Starling by July 2009.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

In July 2009, Elron and RDC signed a loan agreement in the amount of $3,200. Elron’s share in this amount was approximately $1,500. The loan amount was advanced in five installments during August through December 2009.

In December 2009, Elron andRDC signed aloan agreement in the amount of $3,900.Elron's share in this amount was approximately $1,800. The loan amount was advanced to Starling in a single installment during January 2010.

In March 2010, Elron and RDC signed a loan agreement in the aggregate amount of $7,800. Elron's share in this amount was approximately $3,600. The loan amount was advanced to Starling during the second and third quarters.

In August 2010, Elron and RDC signed a loan agreement in the aggregate amount of $7,000. Elron's share in this amount was approximately $3,300.The loan amount was advanced to Starling during August through November 2010.

In January 2011, subsequent to the reported date, Elron and RDC signed an additional loan agreement to provide Starling with a loan in the aggregate amount of up to $1,500. Elron's share in this amount was approximately $700. The amount was advanced to Starling in February 2011.

b)	Medingo

Medingo Ltd. (“Medingo”) is engaged in the development of an insulin micro-pump for people with diabetes (“the insulin micro-pump”). In July 2009, Medingo received FDA clearance to market the insulin micro-pump in the U.S.

Prior to its sale (see below) Elron held approximately 92% of Medingo’s outstanding shares, including approximately 84% held by RDC.

In January 2010, the shareholders of Medingo, including Elron and RDC, extended an investment in the aggregate amount of $5,500 to Medingo, of which Elron’s and RDC’s share was approximately $500 and $4,600, respectively. During the first quarter of 2010, a payment in respect of the investment in the amount of $3,500 was advanced, of which Elron’s and RDC’s share was approximately $300 and $2,900, respectively. During the second quarter of 2010, an additional payment in the amount of $1,500 was advanced, of which Elron’s and RDC’s share was approximately $130 and $1,300, respectively.

On April 13, 2010, a definitive sale agreement was executed for the acquisition of all of Medingo’s shares by F. Hoffman-La Roche Ltd. (the “Acquirer”), the principal terms of which include, inter alia, the following terms: (i) upon completion of the transaction, the selling shareholders received consideration in the aggregate amount of $160,000, subject to certain adjustments, of which an amount of $29,000 is held in escrow for a period of up to 24 months to cover mainly potential indemnification payments which may be due from the selling shareholders in connection with breaches, if any, of the sale agreement and certain potential future claims relating to Medingo, if any, (ii) the selling shareholders will receive gradual payments of additional contingent consideration of up to $40,000 conditional upon Medingo achieving, gradually, over a certain period, certain operational milestones (“Contingent Consideration”), (iii) Elron’s and RDC’s maximum potential indemnification obligations under the sale agreement are limited to approximately 110% of their respective parts of the total consideration amount, except - with respect to each of them separately - in case of fraud or willful misconduct by it.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

On May 28, 2010, the sale was completed. As a result, in respect of the aforementioned sale:

1.
In accordance with Medingo’s capital structure and the shareholders’ rights to Medingo’s capital, Elron and RDC received approximately $13,700 and approximately $93,500, respectively, upon completion of the transaction. During the third quarter of 2010, Elron and RDC additionally received, in  respect of adjustments to the initial consideration, approximately $200 and approximately $1,500, respectively, from a short-term deposit held in escrow, and may receive in the future additional amounts of up to approximately $2,700 and up to approximately $20,000, respectively, from the amount held in escrow in connection with the transaction for a period of 24 months, and up to approximately $3,000 and up to approximately $29,200, respectively, out of the Contingent Consideration.

2.
Elron recorded a net gain (attributable to the Company’s shareholders) in the second quarter of 2010 of approximately $70,800 (a consolidated net gain of approximately $124,700). An additional net gain (attributable to the Company’s shareholders), currently estimated at an aggregate amount of up to approximately $13,900 (a consolidated net gain of approximately $24,900) may be recorded at later stages, taking into consideration certain future events which affect the amounts Elron and RDC may receive from the Contingent Consideration. The net gain amounts include Elron’s share of the net gain recorded by RDC in respect of the aforementioned sale.

In accordance with the aforementioned, the consideration held in escrow was recognized as a financial asset, and accordingly, the aforementioned net gain includes recognition of the gain in respect of this element of the consideration. The consideration held in escrow is included under other long-term receivables in the statement of financial position (see also Note 10). The said net gain amount does not include recognition of the contingent consideration element, as in management's estimation, in light of the significant uncertainty as to the achievement of the aforementioned milestones and the timing thereof, the fair value measurement of this element cannot be reliably estimated, for the reason, among others, that the Company does not have control over Medingo's success in meeting the aforementioned milestones, which is under the control of the Acquirer and is dependent upon additional factors, and also for the reason that pursuant to the sale agreement, the Company does not at this stage have access to information which would enable it to establish a reliable range of reasonable fair value estimates. The Company examines and shall examine at every financial report date whether there is any change in the circumstances or in the information to which Elron has access, which would enable the Company to reliably measure the cash receivables' value in respect of the Contingent Consideration. The gain recognized as aforementioned is presented under line item gain from disposal of investee companies and changes in holdings, net, in the statement of income.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Presented below is a breakdown of the consideration and cash flows due to the sale:

Sale consideration:

$ thousands

Cash received	108,834
Long-term escrow deposit	22,639
Less: transaction costs paid in cash	1,210

130,263

Aggregate cash flows received by the Group as a result of the sale:

Cash received less transaction costs paid in cash	107,624
Less: cash and cash equivalents in subsidiary as of sale date	229

Net cash	107,395

For further regarding de-consolidation information, see section 2.f) to this note.

c)	Wavion

Wavion Inc. (“Wavion”), a subsidiary, provides outdoor Wi-Fi base station solutions which provide increased coverage and capacity, enhanced penetration, and immunity to interference as compared with conventional Wi-Fi access points. Elron directly holds approximately 67% of Wavion’s outstanding shares.

During the third quarter of 2007, Elron together with certain other stockholders (“Participating Stockholders”) signed a stock purchase agreement  with Wavion relating to an aggregate investment of up to $10,000, in consideration for issuance of Series A preferred shares by Wavion. The first installment in an aggregate amount of $3,600 was invested immediately, of which Elron invested approximately $1,700. The second and third installments were invested during March and June 2008, each in the amount of $3,200 of which Elron invested in each installment approximately $2,000. In addition, concurrently with the second installment, Elron together with another shareholder purchased all the shares then held by a former stockholder in Wavion, of which Elron purchased 75% of such Purchased Shares.

Following the above transactions, Elron held approximately 57% of the outstanding and as converted share capital of Wavion. Since Elron owns more than half of the voting power of Wavion, Elron initially consolidated Wavion, commencing the end of the first quarter of 2008. For further information regarding initial consolidation in 2008, see section 2.F to this note

According to IFRS 3, “Business Combinations” and IAS 38, “Intangible Assets” a PPA was performed by Elron’s management. According to the PPA an amount of $6,723 was allocated to technology. The excess of Elron’s portion in the fair value of its interests in Wavion’s equity held prior to consolidation over their reported amounts amounted to approximately $3,000 and was recorded to shareholders’ equity as a revaluation reserve. The revaluation reserve was amortized over a period of 5 years against retained earnings (the estimated useful life of the assets acquired).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

During 2010, a provision was made in respect of the impairment of such technology in the amount of approximately $2,421, as a result of a decline in its fair value. In addition, as a result of the obsolescence of this technology, its estimated useful life was shortened from 3 years to 1.5 years. Concurrently, a pro-rata portion of the revaluation reserve from consolidation of a subsidiary was amortized against accumulated deficit and the amortization period was shortened as well. The expense in respect of this impairment was included under other expenses (income), net, in the statement of income. In calculating the impairment, the amount of the recoverable value of the technology is its value in use, which was calculated at a 26% discount rate. Intangible assets, net, includes an amount of approximately $341 in respect of the technology of Wavion as a result of the initial consolidation of Wavion (see also Note 12).

In January 2010, Elron together with another shareholder of Wavion, invested an aggregate amount of $1,600 in Wavion, of which Elron’s share was approximately $1,400.

In April 2010, Elron alone invested an additional amount of $2,000 in Wavion. The investment did not result in any material change to the proportion of Elron’s holdings of Wavion’s outstanding shares.

d)	RDC

RDC is a holding company consolidated by Elron. Elron holds 50.1% of RDC’s outstanding shares, through DEP Technology Holdings Ltd. (“DEP”), a subsidiary fully owned by Elron.

RDC establishes and develops projects and companies that commercially exploit technologies which were developed by Rafael Advanced Defense Systems Ltd. (“Rafael”) for military uses.

In December 2007, Elron, DEP, RDC and Rafael signed an agreement (the “Addendum”) effective as of January 1, 2008, which was subsequently approved by the court. The Addendum amended the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael, and settled a claim filed by Rafael in September 2006 against RDC and DEP. Pursuant to the Addendum, RDC’s rights to commercialize certain technologies of Rafael will continue without time restrictions. Pursuant to the terms of the Addendum, Elron made a one-time investment in RDC of $4,000 and is committed to make further investments of $750 in RDC for each company established by RDC based on Rafael’s technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves other issues which will facilitate cooperation between the parties. In 2008, RDC established two new companies, each of which is based on Rafael’s technologies following which and in accordance with the terms of the Addendum, Elron invested an additional $1,500 in RDC.

The excess of the $5,500 invested in RDC over the increase in Elron’s portion of RDC’s equity, in the amount of approximately $2,700 was allocated to the agreement with Rafael as an intangible asset with indefinite useful life, and accordingly is not subject to amortization, but rather is reviewed for impairment at least annually or more frequently if indicators of impairment exist.

Intangible assets, net, include an amount of approximately $3,053 in respect of the agreement described above (see Note 12).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

In December 2009, RDC signed a loan agreement with Elron and Rafael in the aggregate amount of $15,000, of which Elron’s share was approximately $7,500. In January 2010, a payment in respect of the loan in the amount of $7,500 was advanced to RDC, of which Elron’s share was approximately $3,750. During the second quarter of 2010, payments in the amount of $4,500 were advanced to RDC, of which Elron’s share was approximately $2,250.

In June 2010, RDC’s entire debt in respect of loans granted to it by Bank Mizrahi Tefahot Ltd. and by its shareholders (Elron and Rafael) was prepaid. For additional information, see Note 15 (1) and (2) below.

On August 10, 2010, RDC declared a special cash dividend in the aggregate amount of approximately $30,000. On August 16, 2010, payment of the said dividend by RDC was made. Elron’s share in such dividend amounted to approximately $15,000. The balance of the dividend amount was distributed to Rafael. Rafael’s share in the said dividend in the amount of $14,997 was recorded in the statement of changes in equity.

e)	Sela

Sela Semiconductor Engineering Laboratories Ltd. (“Sela”) is an Israeli company engaged in the development and manufacture of equipment for increasing automated production for the semiconductor industry and optical components.

On September 24, 2009, Camtek Ltd. ("Camtek", an Israeli company, publicly traded on Nasdaqand the Tel-Aviv Stock Exchange), acquired the entire share capital of Sela from Elron, RDC and Sela's other shareholders. As consideration for the shares, Camtek will pay Sela'sselling shareholders contingent future payments in the aggregate amount of up to $9,500, depending on Sela's future revenues, of which Elron's and RDC's portions are estimated to be up to $1,750 and $4,500, respectively.On the date of the sale, the Company recognized a consolidated gain of approximately $1,115. During 2010, Elron and RDC received approximately $65 and $170, respectively, on account of such future payments. During 2010, Elron and RDC recognized a gain in the amount of approximately $276and $712, respectively, under line item gain from disposal of investee companies and changes in holdings, net, in the statement of income.

f)	Financial position data of subsidiaries that were disposed of at the date of disposition, and financial position data of subsidiaries consolidated at the date of consolidation

	Sale of investments of previously consolidated subsidiaries
	2010	2009
	$ thousand

Cash and cash equivalents	229	982
Current assets (excluding cash and cash equivalents)	501	2,667
Non-current assets	1,504	1,747
Current liabilities	(2,641)	(5,755)
Non-current liabilities	–	(2,138)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Companies initially consolidated
2008
$ thousand

Cash and cash equivalents	4,906
Current assets (excluding cash and cash equivalents)	2,685
Non-current assets	2,228
Current liabilities	(10,631)
Non-current liabilities	(114)

Note 4 – Cash and cash equivalents

	December 31	December 31
	2010	2009
	$ thousands

Cash	4,102	5,512
Cash equivalents - short-term deposits (*)	52,437	59,235

	56,539	64,747

(*)	The deposits bear variable interest rate, which is determined upon the period of deposit. The interest rate for deposits as of December 31, 2010, is 1%-1.9%.

Note 5 – Trade receivables

	December 31	December 31
	2010	2009
	$ thousands

Open accounts	3,082	2,105
Less: allowance for doubtful accounts	21	21

Trade receivables, net	3,061	2,084

Trade receivables are non-interest bearing and are generally on 30-90 day terms.

Note 6 – Other current assets

	December 31	December 31
	2010	2009
	$ thousands

Associates	28	13
Government institutions	672	1,169
Prepaid expenses	1,845	1,129
Government grants	477	319
Advances to suppliers	512	454
Other current assets	790	307

	4,324	3,391

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 7 – Inventories

	December 31	December 31
	2010	2009
	$ thousands

Raw materials	4,073	2,589
Work in progress	436	251
Finished goods	847	742

	5,356	3,582

Write-down of inventories amounted to $1,075, out of which an amount of $1,011, in respect of Starling, is included under Other expenses, net in the statement of income, since Starling have yet to recognize revenue from sales(see also Note 20.H). The remaining amount is in respect of Wavion's inventories and included in cost of sales.

Note 8 – Other Investments (accounted for as available for sale)

	December 31, 2010			December 31, 2009
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	$ thousands

Investment in shares	219	20,002	20,221	2,013	12,514	14,527

A.	Available for sale financial assets - unquoted shares

The Company holds non-controlling interests (up to 20% of voting rights) in several private companies. The fair value of these companies’ unquoted ordinary shares has been estimated using:

1.
Discounted Future Earnings Method - This methodology is used when the investee undergoing evaluation are able to provide projections for their future cash flows. In addition, it was deemed not unreasonable that market participants or other investors would use this methodology to determine the fair value of their rights in these companies.

2.
Company Security Transaction Method (“CSTM”) - according to the CSTM method value of each investee is estimated based upon recent transaction prices in the investee’s securities. For these transactions to be relied upon to develop an estimate of fair value, they must be arm’s length transactions. Additional factors considered in this analysis include: size, amount and type of shares sold; the timing of the transaction relative to the estimation date; differences in the rights, preferences, marketability, control of the transaction securities, participation of new investors and the subject securities; volatility in the investee’s projections and the volatility of comparable firms.

3.
Option Pricing Model (“OPM”) - After deriving the investee’s fair value, it is generally accepted for market participants to allocate the value of the investee to the different classes of equity.  OPM is an option pricing model based on the Black and Scholes formula or based on the Binomial (lattice) model. This model is based upon the concept that the securities of a firm’s capital structure can be considered as call options on the value of the firm. The model uses a Black and Scholes option model or a Binomial (lattice) model to estimate the value of the investee between value ranges.

The valuations require management to make certain assumptions about certain parameters, including projections, credit risk and volatility.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

B.	Available for sale financial assets - quoted shares

The Company has investments in listed equity securities. The fair value of equity shares which are quoted on a stock exchange is usually determined by reference to the quoted market price in an active market, unless such trading price is not considered to represent fair value due to low trading volume or due to a lock-up period in which the shares cannot be traded.

As described in Note 3.C.1.b), the Company holds shares of Enablence, a foreign company publicly traded on the TSX Venture Exchange, which shares are subject to a lock-up period of 6 to 12 months commencing June 23, 2010 (the date such shares were received pursuant to the sale of Teledata). These shares are included under assets held for sale in the statement of financial position, and are measured as available for sale financial assets. Their fair value is determined by reference to their quoted market price less the discount element (the "Discount") in respect of the lock-up period. The Discount is estimated based on the Option Pricing Model method and was determined on December 31, 2010 at a rate of 10% for the shares not held in escrow and 13% for the shares held in escrow (For information about the Discount determined on June 23, 2010, see Note 3.C.1.b) above.)

The difference between the Discount rate of shares held and not held in escrow derives from the difference in their respective lock-up periods.

The main parameters used in the said valuation as of December 31, 2010 are as follows:

The Valuation Model - PUT Option Analysis based on the Black and Scholes Option Pricing Model.

December 31, 2010

Exercise price	CAD 0.54
Share price	CAD 0.54
Expected life	1-6 months
Volatility	47%-50%
Risk free rate	0.92%-1.13%
Dividend rate	0%
Discount’s fair value	Approximately $1,600

In December 2010, the Company decided to sell its holdings in Enablence’s shares, and accordingly this investment is presented as assets held for sale. For details see Note 9.

C.	Impairment of available for sale assets

Based on the criteria detailed in Note 2 above, the Company recognized an impairment in respect of an available for sale investment in quoted sharesin the amount of approximately $133($345 and $494 for the year ended December 31, 2009 and 2008, respectively), under line item other expenses (income), net, in the statement of income (see also Note20.H).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

D.	Details about valuations, pursuant to the requirements of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970:

The Company presented its investment in Jordan Valley Semiconductors Ltd. based on the value determined in a valuation carried out by an independent appraiser, Empire Valuation Consultants, LLC (“Empire” or the “Appraiser”). The value of this investment was estimated at approximately $13,510. The significant information included in this valuation is as follows:

1.	The identity of the subject of the valuation: Elron’s investment in Jordan Valley Semiconductors Ltd (“Jordan Valley”).
2.	The timing of the valuation: As of December 31, 2010. The engagement date between Empire and Elron was December 7, 2010.
3.	The carrying amount of the investment in Jordan Valley in the Company’s financial statements was as of December 31, 2009 - $8,071 and as of June 30, 2010 - $9,749.
4.	The value of Jordan Valley that was determined in accordance with the valuation is $52,747, and accordingly, the value of Elron’s interest was determined to be $13,510. As a result, in 2010 the Company recognized a gain of $5,439 in other comprehensive income in respect of available for sale financial assets.
5.	The identity of the Appraiser and his characteristics - Empire Valuation Consultants, LLC. The valuation was performed by a team led by Mr. Mark Shayne, a Managing Director with Empire. Mr. Shayne has an M.B.A. from the Stern Graduate School of Business at New York University, and is an Accredited Senior Appraiser (ASA) of the American Society of Appraisers, and Accredited in Business Valuation (ABV) by the American Institute of Certified Public Accountants. Mr. Shayne has experience providing financial consulting, appraisal, due diligence, and expert witness testimony on valuation matters. His areas of expertise include valuation of common and preferred stock, employee and incentive stock options, partnership interests, and intangible assets, among others. There is no dependency between the Appraiser and the Company, the party who ordered the valuation. The Appraiser is indemnified by the Company for expenses which may be incurred to the Appraiser in carrying out this valuation.
6.	The valuation model in accordance with which the Appraiser worked:
	a.	The DCF Method for determining Jordan Valley’s value (enterprise value).
	b.	The Black and Scholes model for allocating Jordan Valley’s value to different types of shares and for determining the value of Elron’s interest accordingly.
7.	The assumptions according to which the Appraiser carried out the valuation:
	a.	The capitalization rate (WACC): 23%.
	b.	The long term growth rate: 3% per year.
	c.	The terminal value as a percentage of the value determined in the valuation: 33.5%.
	d.	The standard deviation: The volatility used in the Black and Scholes model was 55%.
	e.	The prices used as the basis for a comparison:- As a comparison for the volatility, six companies were measured and their equity price volatility history was used as a basis for comparison.
i.
The number of items that served as the basis for a comparison: Six companies, as said at e. above, and up to six metrics were sampled, for each of these companies were used as a basis for comparison of Jordan Valley’s overall value to the value of comparable publicly listed companies.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 9 – Assets held for sales

A.	Composition

December 31, 2010

Investment in shares of Enablence	15,082
Investment in shares of GigOptix	2,129
Total:	17,211

B.
In December 2010, the Company’s Board of Directors decided to sell its holdings in GigOptix’s and Enablence’s shares. In December 2010, the Company engaged with Oppenheimer Inc. in order to sell these shares. As of December 31, 2010, according to the Company’s management’s opinion, the investments in these shares are in compliance with the terms set in IFRS 5 for classification as non- current assets held for sale. Accordingly, the investments in these shares are classified as assets held for sale in the statement of financial position as of December 31, 2010.

The investments in the shares of Enablence and GigOptix are presented as assets held for sale, but continue to be measured in conformity with the provisions of IAS 39, as available for sale investments at fair value. For details about the fair value measurement of the investment in Enablence’s shares, see Note 8 above.

As of the date of the approval of the financial statements, 30% of the investment in Enablence’s shares, which was received due to the sale of Teledata (see Note 3.C.1.b)) were released from lock-up.

Subsequent to the reported date, there was a sharp decline in Enablence's share price from a price of CAD 0.54 as of December 31, 2010 to a price of CAD 0.28 ($0.28)as of March 9, 2011.

In January and February 2011, subsequent to the reported date, approximately 450,500 shares of GigOptix Inc. were sold, representing approximately 58% of Elron's holding in GigOptix, in consideration of approximately $1,300. The expected gain from this sale is approximately $500.

Note 10 – Other long-term receivables

	December 31	December 31
	2010	2009
	$ thousands

Escrow deposit (1)	22,639	–
Convertible Debentures (2)	3,878	–
Income receivable	731	612
Other	970	328

	28,218	940

(1)	A deposit held in escrow due to the sale of Medingo. For details see Note 3.C.2.b).
(2)
Debentures received in the sale of Teledata (For details, see Note.3.C.1.b).). The debentures are not listed, bear an annual interest rate of 5%, their par value is approximately $3,779, and they are payable (principal and interest) two years after issued (June 23, 2012).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 11 – Property, plant and equipment

			Computers,
			office
			furniture
	Machinery		and
	and	Motor	other	Leasehold
	equipment	vehicles	equipment	improvements	Total
	$ thousands

Cost
Balance at January 1, 2009	4,453	484	4,637	1,207	10,781
Additions:
Acquisitions	922	27	287	42	1,278
Translation differences	4	–	4	–	8
Eliminations:
Disposals	(120)	(206)	(139)	–	(465)
Deconsolidation (1) (2)	(1,946)	–	(1,074)	(113)	(3,133)
Balance at December 31, 2009	3,313	305	3,715	1,136	8,469
Additions:
Acquisitions	759	1	513	55	1,328
Translation differences	64	2	39	6	111
Eliminations:
Disposals	(6)	(188)	(304)	(51)	(549)
Deconsolidation (3)	(1,323)	–	(446)	(112)	(1,881)
Balance at December 31, 2010	2,807	120	3,517	1,034	7,478

Depreciation
Balance at January 1, 2009	1,661	175	3,476	1,011	6,323
Additions:
Depreciation	696	63	469	91	1,319
Translation differences	2	–	3	–	5
Eliminations:
Disposals	(118)	(77)	(100)	–	(295)
Deconsolidation (1) (2)	(833)	–	(933)	(108)	(1,874)
Balance at December 31, 2009	1,408	161	2,915	994	5,478
Additions:
Depreciation	392	28	364	47	831
Translation differences	40	–	33	3	76
Eliminations:
Disposals	(6)	(132)	(231)	(36)	(405)
Deconsolidation (3)	(250)	–	(266)	(65)	(581)
Balance at December 31, 2010	1,584	57	2,815	943	5,399

Depreciated cost
Balance at January 1, 2009	2,792	309	1,161	196	4,458
Balance at December 31, 2009	1,905	144	800	142	2,991
Balance at December 31, 2010	1,223	63	702	91	2,079

(1)	Deconsolidation of Impliant in 2009. For details see Note 3.C.1.e).
(2)	Sale of Sela in 2009. For details see Note 3.C.2.e).
(3)	Sale of Medingo in 2010. For details see Note 3.C.2.b).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 12 – Intangible Assets

	Technology and development in progress	Agreement with Rafael (1)	Other	Total
	$ thousands

Cost
Balance at January 1, 2009	10,950	3,053	314	14,317
Acquisitions	–	–	172	172
Decrease resulting from sale and deconsolidation of subsidiary (2) (3)	(3,846)	–	–	(3,846)
Translation differences	–	–	2	2
Balance at December 31, 2009	7,104	3,053	488	10,645
Acquisitions	–	–	276	276
Decrease resulting from sale of subsidiary (4)	–	–	(431)	(431)
Translation differences	–	–	24	24
Balance at December 31, 2010	7,104	3,053	357	10,514

Amortization and impairment losses arising from decline in value
Balance at January 1, 2009	1,415	–	104	1,519
Amortization for the year (5)	1,480	–	160	1,640
Decrease resulting from sale and deconsolidation of subsidiary (2) (3)	(36)	–	–	(36)
Translation differences	–	–	1	1
Balance at December 31, 2009	2,859	–	265	3,124
Amortization for the year (5)	1,483	–	98	1,581
Decrease resulting from sale of subsidiary (4)	–	–	(227)	(227)
Impairment (6)	2,421	–	–	2,421
Translation differences	–	–	20	20
Balance at December 31, 2010	6,763	–	156	6,919

Amortized cost
Balance at January 1, 2009	9,535	3,053	210	12,798
Balance at December 31, 2009	4,245	3,053	223	7,521
Balance at December 31, 2010	341	3,053	201	3,595

(1)	Not amortized – indefinite useful life (for details see Note 3.C.2.d)).
(2)	Deconsolidation of Impliant in 2009 (for details see Note 3.C.1.e)).
(3)	Sale of Sela in 2009 (for details see Note 3.C.2.e)).
(4)	Sale of Medingo in 2010 (for details see Note 3.C.2.b)).
(5)	Assets are amortized on a straight-line basis, amortization is included under line item amortization of intangible assets in the statement of income (for details see Note 2.K).
(6)	Impairment of technology attributed to Wavion resulting from the initial consolidation of Wavion (for details see Note 3.C.2.c)).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 13 – Trade payables

A.	Composition

	December 31	December 31
	2010	2009
	$ thousands

Open accounts	3,620	3,909
Checks payable	236	364

	3,856	4,273

B.	Trade payables are non-interest bearing and are normally settled on 30-90 day terms. For details on the Company’s credit risk management, see Note 24 below.

Note 14 – Other current liabilities

	December 31	December 31
	2010	2009
	$ thousands

Accrued expenses	1,534	1,828
Liabilities to employees	3,196	4,153
Government institutions	1,031	681
Employees call options	38	1,069
Current maturity of royalty bearing government grants	771	431
Advance from customers	732	1,071
Other payables	1,499	394
	8,801	9,627

Note 15 – Financial liabilities

Composition

	December 31	December 31
	2010	2009
	$ thousands	$ thousands

Current liabilities:
Loans from banks (1) (6)	601	10,000
Loans from others	–	865
	601	10,865
Current maturities of loans from banks (6)	249	–
Current maturities of convertible debentures (5)	1,275	1,172
	2,125	12,037
Long–term liabilities:
Loans from banks (3) (6)	535	30,000
Loans from others (2)	–	6,981
Loans from shareholders (4)	–	16,737
Convertible debentures (5)	2,110	2,211

	2,645	55,929

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

(1)
In 2008, RDC signed an agreement with Bank Mizrahi Tefahot Ltd. (“Bank Mizrahi”), whereby Bank Mizrahi provided RDC a credit line in the total amount of up to $10,000 (“the Credit Line Agreement”), to be utilized no later than August 30, 2009. The interest on each loan pursuant to the Credit Line Agreement was Libor + 4%, and was payable quarterly. Repayment of the principal of each loan was after 24 months from the first withdrawal. With respect to every amount not utilized during the period of the Credit Line Agreement, RDC will pay a non-utilization fee at a rate of 0.5% per annum.

The loans provided in accordance with the Credit Line Agreement (“the RDC Loans”) were secured by a fixed, first priority lien on shares of Given held by RDC at the rate of 200% of the actual balance of the loans, as will be adjusted pursuant to the Credit Line Agreement. In addition, the RDC Loans were secured by a first priority floating charge on all its assets in favor of Bank Mizrahi.

Up until December 31, 2009, RDC utilized the entire credit line and pledged 2,461,334 shares of Given held by it in favor of Bank Mizrahi.

In June 2010, RDC’s entire debt to Bank Mizrahi was prepaid (without incurring a prepayment commission). As a result, the pledge on 2,461,334 Given shares held by RDC in favor of Bank Mizrahi, then representing approximately 8% of Given’s outstanding shares, was removed.

(2)
Up until December 2009, Elron and Rafael granted RDC several loans in the aggregate amount of approximately $18,000 (Elron’s and Rafael’s share in this amount was approximately $11,500 and $6,500, respectively). In December 2009, RDC signed an additional loan agreement with Elron and Rafael in the aggregate amount of approximately $15,000, of which approximately $12,000 was advanced during 2010. Elron’s share in this amount was approximately $6,000.

In June 2010, RDC's entire debt in respect of these loans in the aggregate amount of approximately $32,000 (including interest) was prepaid (without incurring a prepayment commission), in the course of which, RDC's debt to Rafael in the amount of approximately $13,000 was repaid (Concurrently, RDC's debt to the Company in the amount of approximately $19,000 was repaid). The repayment of RDC's loan to the Company has no impact on the cash and liabilities balance in the consolidated statement of financial position as of  December 31, 2010.

(3)
On May 15, 2008, the Company signed an agreement (“the Agreement”) with Israel Discount Bank Ltd. (“Discount Bank”) whereby Discount Bank provided the Company a credit line in the aggregate amount of $30,000. During the credit period, the Company was permitted to receive loans for periods of up to three years bearing an interest rate of Libor + 1.3% per annum for each loan, payable every three months. The Company was permitted to prepay its debt at every interest payment date, without incurring a prepayment commission. As of December 31, 2009, the Company had utilized the entire credit line in the aggregate amount of $30,000. As part of the Agreement, the Company committed to comply with certain financial covenants. In November 2009, the Company replaced its commitment to comply with financial convenents with a pledge on its holding in 3,359,676 Given shares in favor of Discount Bank.

In June 2010, the Company’s Audit Committee and Board of Directors approved the prepayment of Elron’s entire debt to Discount Bank in respect of loans in the aggregate amount of $30,000, on the nearest interest payment dates in respect of the debt (without incurring a prepayment commission), the last of which was in September 2010. Upon repayment of the Company’s entire debt to Discount Bank, the pledge on 3,359,676 Given shares held by Elron in favor of Discount Bank, then representing approximately 11% of Given’s outstanding shares, was removed. Upon repayment of the Company’s entire debt to Discount Bank, the Company’s entire debt in respect of the loans granted to it by DIC was repaid as well (see section 6 below).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

(4)
On October 30, 2008, a loan agreement was signed between the Company and DIC whereby DIC provided the Company a NIS-denominated loan, in an amount then equivalent to approximately $6,000, CPI-linked and bearing CPI-linked interest at a rate of 5.95% per annum.

On January 15, 2009, a second loan agreement was signed between the Company and DIC, whereby DIC provided the Company a NIS-denominated loan in an amount then equivalent to approximately $2,000, CPI-linked and bearing CPI-linked interest at a rate of 5.5% per annum.

On June 15, 2009, a third loan agreement was signed between the Company and DIC whereby DIC provided the Company a NIS-denominated loan in an amount then equivalent to approximately $7,000, CPI-linked and bearing CPI-linked interest at a rate of 3.23% per annum.

The loans from DIC were subordinated to the loan from Discount Bank and extended for the same period through September 24, 2011. Pursuant to the terms of the loan agreements with DIC, if the loan from Discount Bank is repaid earlier, then the loan from DIC will be repaid at the same time. If repayment of the loan from Discount Bank in extended, then the repayment of the loan from DIC will be extended for the same period. With Discount Bank's prior written consent, the Company may prepay the loans from  DIC in whole or in part.

Pursuant to these terms, upon repayment of the Company’s entire debt to Discount Bank in September 2010, as mentioned above, the Company’s entire debt in respect of the loans granted to it by DIC in the amount of approximately $17,500 (including interest) was repaid as well (without incurring a prepayment commission). Approval by the Company’s Audit Committee and Board of Directors was given in compliance with Regulation 1 of the Israeli Companies Regulations (Reliefs in Related Parties Transactions), 5760-2000.

(5)	For details on convertible debentures issued by Starling, see Note 3.C.2.a).

(6)	Short term credit and long term loan in subsidiary bear an annual interest rate of Libor+ 6%.

Note 16 – Royalty bearing government grants

Government grants

	2010	2009
	$ thousands

Balance as of January 1	9,116	9,097
Grants received during the year	1,499	3,250
Royalties paid during the year	(314)	(266)
Deconsolidation of a subsidiary	–	(2,376)
Amounts charged to the statement of income	(1,312)	(589)
Translation differences	167	–
Balance as of December 31	9,156	9,116

Presented in the statement of financial position under:
Current liabilities- other current liabilities	771	431
Non- current liabilities- royalty bearing government grants	8,385	8,685
	9,156	9,116

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Some of the Company’s subsidiaries that received grants are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at a rate of approximately 3%-5% from revenues generated as a result of research and development funded by the Israeli Government or other institutions, in an amount of up to 100% of the grants received by each company.

Note 17 – Equity

A.	Composition of share capital:

	December 31,
	2010		2009
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	number of shares

Ordinary shares of NIS 0.003 par value each	35,000,000	29,660,017	35,000,000	29,650,017

B.	Rights attached to shares

	1.	Voting rights at the general meeting, right to dividend, rights upon liquidation of the Company and right to nominate the directors in the Company.
	2.	Quoted on the Tel Aviv Stock Exchange and the over-the-counter market in the United States (see also Note 1).

C.	Movement in issued and outstanding share capital

	Number of shares	$ thousands par value

Balance at January 1 and December 31, 2009	29,650,017	9,573

Exercise of employees’ options into shares	10,000	–	(*)

Balance at December 31, 2010	29,660,017	9,573

(*)	Less than $1.

D.	Capital management in the Company

The Company’s and its subsidiaries’ capital management policy is to maintain a strong equity base in order to preserve their ability to ensure business continuity thereby creating a return for the shareholders, to uphold their commitments to other interested parties such as credit givers and employees, and in order to support future development activity.

The Company is not under any minimal equity requirements nor is it required to attain a certain level of capital return.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

E.	Capital reserve of transaction with controlling shareholders

Assets and liabilities involved in a transaction between the Company and the controlling shareholder or between companies under common control are recognized at fair value at the date of the transaction. The difference between the fair value and the consideration determined in the transaction is recorded in equity. In March 2010, the Company’s Audit Committee and Board of Directors approved a payment of a special bonus in the amount of approximately NIS 492,000 (approximately $134) to the Company’s Chief Executive Officer, Mr. Ari Bronshtein. Since Mr. Bronshtein also serves as an officer (Vice President) of DIC, in the third quarter of 2010, DIC decided to bear the full payment of the amount of the bonus to Mr. Bronshtein. Therefore, Elron recorded the entire bonus amount against a capital reserve in respect of transaction with a controlling shareholder in the statement of changes in equity. For additional information, see also Note 23.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 17 – Equity (Cont.)

F.	Comprehensive income (loss)

Year ended December 31, 2010

	Attributable to the Company’s shareholders
	Retained earnings	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Net income	60,678	–	–	60,678	44,768	105,446
Gain from available-for-sale financial assets	–	9,585	–	9,585	–	9,585
Adjustments arising from translating financial statements of foreign operations	–	–	(951)	(951)	(318)	(1,269)
Actuarial loss from defined benefit plans	(38)	–	–	(38)	(19)	(57)
Group’s share of net other comprehensive loss of companies accounted for at equity	(91)	(83)	–	(174)	(30)	(204)

Total other comprehensive income (loss)	(129)	9,502	(951)	8,422	(367)	8,055

Total comprehensive income (loss)	60,549	9,502	(951)	69,100	44,401	113,501

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 17 – Equity (Cont.)

F.	Comprehensive income (loss) (Cont.)

Year ended December 31, 2009

	Attributable to the Company’s shareholders
	Accumulated deficit	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Net loss	(14,304)	–	–	(14,304)	(15,091)	(29,395)
Gain from available-for-sale financial assets	–	5,001	–	5,001	–	5,001
Transfer to the statement of income for available-for-sale financial assets	–	(84)	–	(84)	–	(84)
Adjustments arising from translating financial statements of foreign operations	–	–	(64)	(64)	19	(45)
Transfer to the statement of income for sale of foreign operation	–	–	(4,330)	(4,330)	–	(4,330)
Actuarial gain from defined benefit plans	10	–	–	10	5	15
Group’s share of net other comprehensive income of companies accounted for at equity	96	294	–	390	65	455

Total other comprehensive income (loss)	106	5,211	(4,394)	923	89	1,012

Total comprehensive income (loss)	(14,198)	5,211	(4,394)	(13,381)	(15,002)	(28,383)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 17 – Equity (Cont.)

F.	Comprehensive income (loss) (Cont.)

Year ended December 31, 2008

	Attributable to the Company’s shareholders
	Accumulated deficit	Revaluation reserve	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Net loss	(71,834)	–	–	–	(71,834)	(20,820)	(92,654)
Loss from available-for-sale financial assets	–	–	(1,990)	–	(1,990)	–	(1,990)
Transfer to the statement of income for available-for-sale financial assets	–	–	(2,266)	–	(2,266)	–	(2,266)
Revaluation reserve for consolidation of subsidiaries	–	5,219	–	–	5,219	–	5,219
Adjustments arising from translating financial statements of foreign operations	–	–	–	900	900	2	902
Actuarial gain from defined benefit plans	69	–	–	–	69	–	69
Group’s share of net other comprehensive loss of companies accounted for at equity	(408)	–	(175)	–	(583)	(26)	(609)

Total other comprehensive income (loss)	(339)	5,219	(4,431)	900	1,349	(24)	1,325

Total comprehensive income (loss)	(72,173)	5,219	(4,431)	900	(70,485)	(20,844)	(91,329)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

G.	Share-based payments

	1.	Company option plans

The Company has various stock option plans under which the Company may grant options to purchase the Company’s shares or subsidiaries’ shares to officers, directors and employees of the Company. Such options have been granted mainly with exercise prices below market price at the date of grant. Generally, the options vest over a four-year period from the date of grant in four equal annual portions. The options expire after 5 to 7 years from the date of grant.

During May 2003, the Company’s Board of Directors adopted an option plan under which an aggregate of up to 500,000 ordinary shares may be granted to officers and employees (the “2003 Option Plan”). In March 2007, the 2003 Option Plan was increased by an additional 500,000 options to purchase 500,000 ordinary shares of the Company. The 2003 Option Plan provides that the exercise price shall be reduced by an amount equal to the amount of any dividend per share distributed.

Generally under the 2003 Option Plan, upon termination of employment, options then vested are exercisable within 90 days of termination, failing which the options expire. In circumstances where the optionee transfers his/her employment to one of the Company’s associates, the optionee’s options will generally continue in accordance with the terms of the plan.

The Board of Directors has the discretion to extend vesting and the period within which to exercise options following termination of employment. In granting the options, the Board of Directors selected the capital gains tax track pursuant to the Israeli legislation which came into effect on January 1, 2003.

In May 2007, the Company's shareholders approved a plan whereby the Company's current Chairman was granted 120,000 options to purchase ordinary shares of the Company under the 2003 Option Plan. The options vest over a period of four years from the date of grant, in four equal annual portions. The options are exercisable at a price per share of $15.53. As of the grant date, the average fair value was $695. The fair value was calculated using the Black & Scholes option pricing model.

In accordance with the Company's Audit Committee and Board of Directors resolutions in March 2008, with respect to grants of 113,750 option which would otherwise expire in accordance with their terms in 2008 and 2009, the term of each of such grants was extended for an additional 3 year period from its original expiry date.

In 2009 and 2010, the Company’s Board of Directors determined that with respect to prior grants of 80,000, 22,500 and 30,000 options, which would otherwise expire in accordance with their respective terms in 2009 and 2010 as a result of termination of employment, the term of each such grant was extended for an additional 3.5, 3 and 0.25 years respectively, from the date of termination.

The abovementioned extensions did not have a material effect on the Company’s financial statements.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

As of December 31, 2010, 567,000 options were granted under the 2003 Option Plan at an average exercise price of $10.20 per share. The exercise price is adjusted to reflect a dividend distributed following the option grant. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant (except for the abovementioned options whose exercise term was extended for an additional 3 year period).

2.	Movements during 2010, 2009 and 2008

The following table lists the number of share options, the weighted average exercise prices of share options and modification in employee option plans during 2010, 2009 and 2008:

	2010		2009		2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	$		$		$

Share options outstanding at beginning of the year	267,500	10.63	358,750	10.24	352,750	10.74
Share options granted during the year	–	–	–	–	55,000	10.30
Share options forfeited during the year	(20,000)	9.41	(91,250)	9.11	(49,000)	13.90
Share options exercised during the year (1)	(10,000)	5	–	–	–	–

Share options outstanding at end of the year	237,500	10.96	267,500	10.63	358,750	10.24

Share options exercisable at end of the year	207,500	10.3	206,250	9.21	195,000	7.96

(1)	The weighted average price per share of shares exercised at the date of exercise is approximately $6.

The expense recognized in respect of share-based payment in 2010 amounts to $88 (2009 - $127, 2008 - $378).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

The weighted average remaining contractual life for the share options outstanding as of December 31, 2010 was 1.6 years (2009 - 2.4 years).

The range of exercise prices for share options outstanding as of December 31, 2010 and 2009 was $5-$15.53.

3.	Measurement of the fair value of equity-settled share options

The Company uses the Black & Scholes option pricing model when estimating the grant date fair value of share options, based on the following inputs in 2008 (no options were granted in 2010 and 2009).

2008

Risk-free interest rate (%)	2.4
Dividend yield (%) (1)	0
Expected volatility of the share prices (%) (2)	31.1
Expected life of share options (years)	3.69
Weighted average share price ($)	10.30

Based on the above inputs, the fair value of the options was determined at $131 at the grant date.

(1)
The 2003 Option Plan provides that the exercise price shall be reduced by an amount equal to the amount of any dividend per share distributed. In using the Black & Scholes option pricing model when estimating the fair value of options, the Company assumes a dividend yield of 0%.

(2)	The Company used its historical volatility over the expected life period of share options.

Note 18 – Operating Segment

A.
The Company operates in one segment, namely the “Holdings and Corporate Operations”. This segment includes corporate headquarters and reflects the operations of the investments in investee companies and its sale.

B.	Revenues based on the location of customers, are as follows:

	December 31,
	2010	2009	2008
	$ thousands

Israel	855	490	333
USA & North America	1,570	1,416	1,606
Europe	698	947	1,062
Asia	3,220	3,821	1,669
South America	1,625	1,653	1,369
Other	1,640	1,577	198

	9,608	9,904	6,237

C.	The Group had no major customers for the years ended December 31, 2010, 2009 and 2008.

D.	The majority of the Company’s non-current assets are located in Israel.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 19 – Contingent liabilities, pledges and commitments

A.	Legal claims

The amounts of the claims described below are true for the dates on which they were filed, unless otherwise indicated. Details on claims against the Company and its investee companies are included hereunder to the extent that the possible impact of each one of them on the financial results of the Company is significant.

1.
In September 1999, a shareholder of Elscint Ltd. (“Elscint”), a subsidiary of Elbit Medical Imaging Ltd. (“Elbit Imaging”), which was an investee company of Elron up to May 1999, filed a claim with the District Court of Tel-Aviv Jaffa, along with a request to approve such claim as a class action on behalf of the public shareholders of Elscint, against various defendants, including Elscint, Elbit Imaging, Elron and former directors of Elscint. The claim alleges, primarily, that in the sale of Elscint’s assets, which was finalized in 1998, Elscint’s minority shareholders were prejudiced, and it requests that the court order the defendants to pay monetary compensation based on the claim that the value of the Elscint share was $27. In October 1999, the plaintiff amended his claim and according to the amended claim the total amount of the class action (if certified) was estimated by the plaintiff to be about $158,000 or alternatively about $123,000. On March 31, 2009, the court approved the defendants application to dismiss certain claims while others still remain.

On August 23, 2010, a settlement agreement was signed in relation to these legal proceedings, in which the plaintiff agreed to withdraw from the proceedings, and some of the defendants, including the Company, agreed to pay the plaintiff a certain sum, of which the Company’s part is immaterial. On September 1, 2010, the court gave the said settlement agreement the effect of a judgment, and accordingly, the Company paid its part of the said sum.

2.
In November 1999, a number of institutional shareholders of Elscint filed a claim in the District Court of Haifa, together with a request to approve certain causes of action set out in the claim, as a class action on behalf of the public shareholders of Elscint, and a request for certain causes of action to be treated as a derivative action against various defendants, including Elscint, Elbit Imaging, Elron, companies to which Elron sold its holdings in Elbit Imaging in May 1999, and certain officers in the defendant companies. The claim alleges, mainly, that Elbit Imaging is duty bound to make a tender offer for the shares of Elscint held by the public and that it unlawfully refuses to do so and, in addition, it raises allegations of preference of the interests of the defendants over those of Elscint and its public shareholders with respect to a number of transactions involving Elscint that the plaintiffs allege discriminated against Elscint’s public shareholders. The relief requested in the claim, is the ordering of Elbit Imaging to make a tender offer for the publicly held shares of Elscint at a price of $14 per share or, alternatively, to require the defendants to compensate Elscint’s public shareholders or Elscint itself for the damage the plaintiffs allege were caused to them by the defendants’ actions, without actually indicating any amount of damages in the said claim. In February 2001, the plaintiffs filed an amended statement of claim with the court that is similar to the previous one but is designated as a personal claim and partly as a derivative action rather than as a purported class action. In June 2007 the plaintiffs submitted to the Haifa District Court an updated statement of claim and request to approve the claim as a class action. The updated claim claims compensation for damages sustained due to the alledged failure to effect the ender offer, but no longer seeks an order compelling the tender offer. The updated statement of claim does not specify the monetary amount claimed, but does include various allegations relating to the manner of determining the damages claimed, which depends, amongst other things, upon verification of the specific circumstances with regard to each shareholder of Elscint separately and the substance of the each damage claimed.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

In January 2009, the Haifa District Court dismissed the plaintiffs’ request to approve the claim as a class action. In March 2009, the plaintiffs appealed against the Haifa District Court’s decision. The hearing on the appeal took place on December 8, 2010 and the Company is awaiting the Supreme Court’s decision. At this stage, the personal claims of the plaintiffs for monetary damages and their request to treat certain of it as a derivative action remain pending. The Company has instituted execution office proceedings against the plaintiffs in connection with the expenses awarded to the Company up to the present time in the class action.

3.
With respect to the the claim detailed in section 2 above,with respect to Elscint detailed in Paragraphs 1 and 2 above against Elron and various other defendants, in September 2006 two additional claims were filed in the Haifa District Court against the same defendants and based substantially on the same facts of the claim detailed in section 2 above, along with requests to recognize the claims as class actions. The claims are for an undisclosed amount. The court has determined that at this stage the defendants do not yet have to file statements of defense.

4.
The Company rejects all the allegations described above in Paragraphs 1, 2 and 3 above, and management is of the opinion, based on the legal advice received, that it has good defense arguments against these claims, to the extent they are directed against it, which, more likely than not, will cause dismissal of the claims. Therefore, no provision in connection with the claims described above has been included in Elron’s financial statements.

5.
On April 11, 2010, a settlement agreement (“the Settlement Agreement”) was signed between RDC, the former CEO of RDC (“Former CEO”) and Medingo (which was held by RDC and Elron) (the “Settlement Agreement”). The Former CEO’s position was terminated by RDC at its instance on January 12, 2010. The Former CEO raised a series of allegations and demands against RDC and Medingo relating to his terms of employment and the terms of his termination from RDC, and in addition from Medingo. According to the Settlement Agreement, the Former CEO is to be paid by RDC a total amount of up to approximately $3,750 and, subject to additional future condition precedent, an additional amount of $125, all in exchange for an absolute, irrevocable waiver of any claims and reciprocal rights, including the Former CEO’s rights in Medingo which is a party to the Settlement Agreement as well as other companies held by RDC.

As a result of the Settlement Agreement, a liability in the amount of approximately $2,100 was recorded in the interim consolidated financial statements as of June 30, 2010, in addition to a liability in the amount of approximately $1,000 that was recorded in the consolidated statement of financial position as of December 31, 2009. In July and August 2010, the Former CEO was paid the entire amount to which he is entitled under the Settlement Agreement.

6.
Various additional legal claims filed by various parties raising various allegations against the Company and its subsidiaries are pending in courts. The aggregate amount of these additional claims, if accepted, is estimated by the plaintiffs at an immaterial amount. No provision was included in the financial statements in respect of these claims.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

B.	Commitments

	1.	Operating lease commitments

a)
The Company and the subsidiaries have operating leasesin respect of their premises and vans with an average useful life of 3-5 years. The future minimum non-cancellable rental payments under these agreements as of December 31, 2010, are as follows:

$ thousands

First year	1,008
Second through fifth year	828
After the fifth year	1,033

Total	2,869

The Company and the subsidiaries have an operting lease contract for the rental of vehicles for a period of 36 months. The rental payments are CPI-linked. The Company and the subsidiaries have deposited approimxately $150 covering rental payment for the last three months in respect of these contracts. The deposit is CPI-linked and bears no interest.

2.	For details about the Services Agreement with DIC, see Note 23.B.

3.	For details about other commitments with related parties, see Note 23.B.

Note 20 – Supplementary statement of income data

A.	Gain from disposal of investee companies and changes in holdings, net

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2010	2009	2008
	$ thousands

Medingo (see Note 3.C.2.b))	133,467	–	–
Teledata (see Note 3.C.1.b))	22,364	–	–
Galil Medical (see Note 3.C.1.c))	773	–	–
NetVision (See Note 3.C.1.j))	–	21,900	595
3DV (See Note 3.C.1.k))	1,034	6,090	–
ChipX (See Note 3.C.1.l))	–	1,548	–
Sela (See Note 3.C.2.e))	988	1,115	–
Notal (See Note 3.C.1.h))	1,610	–	–
Other	(226)	1,149	188
	160,010	31,802	783

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

B.	Cost of sales

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2010	2009	2008
	$ thousands

Materials	3,724	4,023	1,527
Depreciation and amortization	57	74	22
Salaries, wages and related expenses	276	507	656
Changes in inventories and other	(109)	220	995
	3,948	4,824	3,200

C.	Research and development expenses, net

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2010	2009	2008
	$ thousands

Cost of research and development	20,203	26,163	31,216
Less: government grants	1,994	464	1,305

	18,209	25,699	29,911

D.	Sales and marketing expenses

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2010	2009	2008
	$ thousands

Salaries, wages and related expenses	3,445	4,228	3,970
Depreciation	12	21	13
Rent and building maintenance	111	143	40
Advertising and public relations	523	1,636	1,570
Commissions and royalties	1,427	981	225
Other	1,033	1,976	1,707

	6,551	8,985	7,525

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

E.	General and administrative expenses

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2010	2009	2008
	$ thousands

Salaries, wages and related expenses	6,999	8,943	12,144
Services agreement with DIC (*)	1,312	848	–
Depreciation and amortization	80	141	99
Rent and building maintenance	1,132	1,658	902
Professional services	2,312	2,182	2,572
Other	1,742	2,093	3,348

	13,577	15,865	19,065

(*)	For further information, see Note 23.B

F.	Financial income and expenses

	1.	Financial income

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2010	2009	2008
	$ thousands

Interest income from loans, deposits and other receivables	436	782	333
Interest income from bank deposits	784	111	1,114
Interest income from financial assets available-for-sale	–	–	515
Income from change in fair value of financial liabilities measured through profit and loss	–	–	3,607
Income from exchange rate differences, net	1,294	–	349
Other	225	520	341
Total financial income	2,739	1,413	6,259

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

2.	Financial expenses

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2010	2009	2008
	$ thousands

Interest expenses on financial liabilities measured at amortized cost	1,541	2,806	1,427
Interest expenses on financial liabilities measured at fair value	–	316	534
Negative change in fair value of financial assets measured through profit and loss, net	1,331	901	1,555
Loss from change in exchange rate of foreign currency, net	–	818	–
Financing expenses in respect of assets available for sale charged to profit and loss	–	–	250
Commissions	109	94	232
Other financial expenses	50	499	802
Total financial expenses	3,031	5,434	4,800

3.	Financial income (expenses), net, by components

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2010	2009	2008
	$ thousands

Deposits and receivables
Bank deposits	842	111	1,114
Other deposits and other receivables	1,897	782	333
Available for sale assets	–	–	265

Financial liabilities
Convertible debentures	(1,331)	(1,217)	1,518
Loans - current	–	(891)	(344)
Loans - non-current	(1,700)	(2,806)	(1,427)

Total financial income (expenses), net	(292)	(4,021)	1,459

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

G.	Equity in losses of associates, net

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2010	2009	2008
	$ thousands

Company’s share in net losses of associates (1) (2)	6,227	4,614	35,142
Amortization of excess cost in respect of associates	4,636	5,900	5,004
Total loss on equity basis, net	10,863	10,514	40,146

(1)
Including the Company’s share in the losses of consolidated companies through the dates of their initial consolidation and of previously consolidated companies from the date of their deconsolidation and initial treatment under the equity method of accounting.

(B)	See also Note 3.A above.

H.	Other expenses (income), net

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2010	2009	2008
	$ thousands

Impairment losses from investments and intangible assets (1)	(4,194)	(1,853)	(909)
Equity in losses of partnerships - Innomed	118	(234)	(818)
Gain from sale of KIT (2)	1,993	–	1,393
Gain (loss) from sale of property, plant and equipment	(66)	(64)	(8)
Impairment charge in respect of inventory of Starling (see also Note 7)	(1,011)	–	–
Other	24	(79)	85
	(3,136)	(2,230)	(257)

(1)
Impairment losses in 2010 were primarily due to an impairment charge in respect of Impliant which resulted from the decision of Impliant’s Board of Directors to cease its operations (see Note 3.C.1.e) and an impairment charge in respect of technology of Wavion (see Note 3.C.1.c). Impairment losses in 2009 were primarily due to impairment charges of approximately $900 and $400 in respect of Radlive Ltd. and Kyma, respectively. Impairment losses in 2008 were primarily due to impairment charges of approximately $494 and $415 in respect of EVS and Domoteck, respectively .

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

(2)
In March 2004, Elron together with other shareholders of KIT eLearning B.V ("KIT"), including DIC ("the Sellers"), completed the sale of KIT to Online Higher Education B.V ("OHE"). In addition to an immediate consideration received as part of the transaction, the Sellers were entitled to an additional consideration of up to $10,000 (from which Elron's share amounted up to approximately $5,700) based on earnings of KIT in the years 2006 and 2007 ("the Additional Consideration"). In 2008, OHE paid the Sellers a portion of the Additional Consideration in the amount of approximately $2,100 (of which Elron's portion was approximately $1,600 and DIC's portion was approximately $500). As a result, Elron recorded in 2008 a gain of approximately $1,400. Following a dispute between the Sellers and OHE over payment of the Additional Consideration balance and after the parties commenced arbitration proceedings, the parties signed a settlement agreement during July 2010. Pursuant to the settlement agreement, a final Additional Consideration was paid to the Sellers in the amount of approximately $2,900 (from which Elron's portion is approximately $2,100 and DIC's portion is approximately $800). As a result of the execution of this settlement agreement, a gain was recorded in 2010 in the amount of approximately $2,000.

Note 21 – Taxes on Income

A.	Tax laws applicable to the Group companies

Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, until 2007, the results for tax purposes were adjusted for the changes in the Israeli CPI.

In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Since 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. Adjustments relating to capital gains such as for sale of property (betterment) and securities continue to apply until disposal. Since 2008, the amendment to the law includes, among others, the cancellation of the inflationary additions and deductions and the additional deduction for depreciation.

The Law for the Encouragement of Capital Investments, 1959:

The subsidiaries have requested to be entitled to various tax benefits by virtue of the “approved enterprise” and/or “beneficiary enterprise” status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

Alternative track:

Under this track, a company is tax exempt in the first ten years of the benefit period (dependent on the development area).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

In respect of expansion programs pursuant to Amendment No. 60 to the Law, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election and for companies in development area A - 14 years since the beginning of the year of election. Subsidiaries have additional investment programs that are in various stages of implementation or for which the respective benefit period has not yet begun. Also, the benefit period for part of the enterprises of the subsidiaries will end in 2019.

Another condition for receiving the benefits under the alternative track is a minimum qualifying investment. This condition requires an investment in the acquisition of productive assets such as machinery and equipment (and for hotels, buildings as well), which must be carried out within three years. The minimum qualifying investment required for setting up a plant is NIS 300 thousand. As for plant expansion, the minimum qualifying investment is the higher of NIS 300 thousand and an amount equivalent to the “qualifying percentage” of the value of the productive assets. Productive assets that are used by the plant but not owned by it will also be viewed as productive assets.

The qualifying percentage of the value of the productive assets is as follows:

The value of productive assets before the expansion (NIS in millions)	The new proportion that the required investment bears to the value of productive assets

Up to 140	12%
140 - 500	7%
More than 500	5%

The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Law (“a beneficiary company”), and which is derived from an industrial enterprise or a hotel. The Law specifies the types of qualifying income that is entitled to tax benefits under the alternative track both in respect of an industrial enterprise and of a hotel, whereby income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

As for industrial enterprises, in each tax year during the benefit period, one of the following conditions must be met:

1.	Its main field of activity is biotechnology or nanotechnology as approved by the Head of the Administration of Industrial Research and Development, prior to the approval of the aforementioned plan.

2.
Its sales revenues during the tax year of the facility from a specific country do not exceed 75% of its total revenues of the facility for that tax year. A “market” is defined as a separate country or customs duty territory.

3.	At least 25% of its revenues during the tax year were generated by sales of the facility in a specific market with a population of at least 12 million.

Amendments to the Law for the Encouragement of Capital Investments, 1959:

In December 2010, the “Knesset” (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 (“the Law”). The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company’s entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2011 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

At this time the subsidiaries have not yet decided whether to opt to apply the amendment. The Company estimates that the Amended Legislation, should it be applied, is not expected to have any material influence over the deferred tax balance in its financial statements as of December 31, 2010.

The above benefits are conditional upon the fulfillment of the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the investments in the approved enterprises, as above. Non-compliance with the conditions may cancel all or part of the benefits and refund of the amount of the benefits, including interest.

The Law for the Encouragement of Industry (Taxation), 1969:

Certain of the Company's subsidiaries are "Industrial Companies", as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain benefits, mainly: (1) accelerated depreciation; (2) deduction of expenses incurred in connection with a public issuance of securities over a three-year period; (3) deduction of purchases of know-how and patents over an eight-year period for tax purposes ; and (4) an election to file a consolidated tax return with additional Israeli Industrial Companies.

No assurance can be given that these companies will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

B.	Tax rates applicable to the Group

1.
The rate of the Israeli corporate tax is as follows: 2008 - 27%, 2009 - 26%, 2010 - 25%. Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. In July 2009, the “Knesset” (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. This change does not have a material effect on the Company’s financial statements.

	2.	The principal tax rates applicable to the subsidiaries whose place of incorporation is in the U.S. are 40%.

C.	The Company received final tax assessments through 2004. The subsidiaries received final tax assessments through 2004-2006.

D.	Carryforward operating tax losses and capital losses of the Group total approximately $300,000 as of December 31, 2010. Carryforward tax losses in Israel may be set against future taxable income. Deferred tax assets relating to carryforward operating losses and to other temporary differences of approximately $50,500 were not recognized because their utilization in the foreseeable future is not probable. In addition, the Company does not have tax results carried to other comprehensive income.

E.	Taxes on income included in the statements of income

	Year ended December 31,
	2010	2009	2008
	$ thousands

Current taxes	1,735	–	(32)
Deferred taxes	4,746	–	–
Taxes in respect of previous years	(369)	(2,453)	–

	6,112	(2,453)	(32)

F.	Deferred taxes

As of December 31, 2010, the Group had deferred tax liabilities in the amount of approximately $4,746 which are presented under non-current liabilities.

The temporary differences associated with investments in investees for which deferred tax liabilities in the amount of approximately $15,250 (as of December 31, 2009 - approximately $21,900) have not been recognized, aggregate approximately $84,800 (December 31, 2009 - approximately $121,669) because the realization of these investments in the foreseeable future is not expected (which realization is at the Company’s discretion), and because the distribution of dividend by these companies is not liable for tax.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

G.
A reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in the statement of income is as follows:

	Year ended December 31,
	2010	2009	2008
	$ thousands

Income (loss) before taxes on income	111,558	(31,848)	(92,686)

Statutory tax rate	25%	26%	27%

Tax (tax saving) computed at the statutory tax rate	27,890	(8,280)	(25,025)

Increase (decrease) in taxes on income resulting from the following factors:

Company's share of earnings (losses) of associates	2,716	2,734	10,839
Changes in temporary differences with respect to which deferred taxes were not recognized	(39,490)	(1,632)	6,025
Increase in unrecognized tax losses	22,237	7,035	7,942
Utilization of previously unrecognized tax losses	(7,272)	-	-
Non-deductible expenses for tax purposes	400	143	187
Taxes in respect of previous years	(369)	(2,453)	-

Taxes on income (tax benefit)	6,112	(2,453)	(32)

Note 22 – Net earnings (loss) per share

A.	Basic net earnings (loss) per share

	1.	Details of the income (loss) used in the computation of basic net earnings (loss) per share

	Year ended December 31,
	2010	2009	2008
	$ thousands

Net earnings (loss) attributable to ordinary shareholders	60,678	(14,304)	(71,834)

Adjustment for Company’s share in the basic net earnings (loss) per share of associates (*)	(1,918)	50	(86)

Income (loss) used in computation of basic net earnings (loss) per share	58,760	(14,254)	(71,920)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

2.	Details of the number of shares used in the computation of basic net earnings (loss) per share

	Year ended December 31,
	2010	2009	2008
	$ thousands

Balance as of January 1	29,650,017	29,650,017	29,650,017

Effect of options converted into shares	4, 611	–	–

Weighted average number of ordinary shares used in the computation of basic net earnings (loss) per share	29,654,628	29,650,017	29,650,017

B.	Diluted net earnings (loss) per share

	1.	Details of the income (loss) used in the computation of diluted net earnings (loss) per share

	Year ended December 31,
	2010	2009	2008
	$ thousands

Income (loss) used in the computation of basic net earnings (loss) per share	58,760	(14,254)	(71,920)

Adjustment for Company’s share in the diluted net earnings (loss) per share of associates (*)	38	(338)	(460)

Income (loss) used in computation of diluted net earnings (loss) per share	58,798	(14,592)	(72,380)

2.	Details of the number of shares used in the computation of diluted net earnings (loss) per share

	Year ended December 31,
	2010	2009	2008
	$ thousands

Number of shares used in the computation of basic net earnings (loss) per share	29,654,628	29,650,017	29,650,017

Effect of options convertible into shares	11,572	–	–

Weighted average number of ordinary shares used in the computation of diluted net earnings (loss) per share	29,666,200	29,650,017	29,650,017

(*)
Represents adjustments for differences between the Company’s share in the income or losses of associates, and the associate’s earnings or loss per share multiplied by the number of shares held by the Company.

To compute diluted net earnings (loss) per share, options to employees under share-based payment plans have not been taken into account since their conversion increases the basic earnings (decreases the loss) (anti-dilutive effect).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 23 – Balances and transactions with related and interested parties

A.	Related parties

The related parties of the Company are DIC, IDB, related parties of DIC and IDB, associates and subsidiaries, directors and key management personnel of the Company, DIC or IDB, and a close member of the family of any of the persons mentioned above. For details regarding holdings in investee companies - see 3.A.4.

For details in respect of Elron’s, RDC’s and DIC’s holdings in Given, see Note 3.C.1.i).

B.	Details of transactions with related and interested parties

Services agreement with DIC

On March 19, 2009, the Company entered into a Services Agreement with DIC, which was approved by the Company’s Audit Committee and Board of Directors, and subsequently, in a special meeting of the Company’s shareholders. Pursuant to the agreement, effective from May 1, 2009, the Company receives managerial and administrative services from DIC, for which the Company pays DIC an annual fee equivalent to NIS 4,700,000, CPI-linked (approximately $1,300 as of December 31, 2010). As part of the agreement, other than the CEO and CFO who are to be appointed by the Company following its proposal of such officers, and approval by DIC and the Company’s Board of Directors, the services are performed by persons designated by DIC, all of whom are employed or otherwise engaged by DIC subject to the Company’s approval. The term of the agreement is three years, subject to either party having the right to terminate it on at least 120 prior notice if DIC is no longer the Company’s largest shareholder. In connection with the agreement, all the Company’s employees, except its Chairman, were terminated in May 2009, some of whom joined DIC. As of December 31, 2009, all the Company’s liabilities in respect of these employees’ termination were paid in full.

Pursuant to the terms of the agreement, the Company has agreed to indemnify DIC for any amounts DIC will be required to pay as a result of any legal or administrative proceedings initiated by any third party (other than persons engaged in performing the services on behalf of DIC, or staff persons), seeking to impose liability on DIC arising from any act of omission in performing the services, unless such act or omission amounted to gross negligence or was done other than in good faith. Moreover, DIC will not be responsible for any act of omission of any staff person performing the services unless such act or omission was made pursuant to the express instructions of DIC. In addition, the Company provides to staff persons performing functions of officers, indemnification letters with respect to liabilities to which they will become exposed by virture of performing such functions.

Classification of transactions as negligible transactions

The Board of Directors of the Company adopted a policy determining guidelines and rules for the classification of a transaction by the Company or by a consolidated company with a related party in which the controlling shareholder in the Company has a personal interest as a negligible transaction. These rules and guidelines are used to examine the extent of disclosure in the Company’s immediate reports, annual reports and prospectus (including shelf offering reports) pursuant to the Israeli Securities Law regarding a transaction by the Company, a corporation under its control and any associate, with the controlling shareholder or in which the controlling shareholder has a personal interest in the approval thereof, as stipulated the applicable Israeli Securities Regulations.

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

In the absence of any special qualitative considerations given the specific circumstances, a transaction that is not extraordinary (in other words - it is conducted in the ordinary course of its business, under market conditions, and does not have a material impact on the Company), it will be considered a negligible transaction, if the relevant criteria calculated for the transaction (one or more, as set out below) is less than one percent (1%) of the Company’s equity according to the Company’s last consolidated financial statements.

In any related party transaction involved with a personal interest of the Company’s controlling shareholder that is evaluated and classified as a transaction whether it is a negligible, the relevant criteria shall be calculated as follows: (A) In the purchase of a fixed asset (“asset that is not a current asset”) - the size of the transaction; (B) In the sale of a fixed asset (“asset that is not a current asset”) - the profit/loss from the transaction; (C) In the incurrence of a monetary liability - the size of the transaction; (D) In the purchase/sale of products (with the exception of a fixed asset) or services - the size of the transaction.

In cases which, according to the Company’s discretion, all of the aforementioned quantitative criteria are irrelevant in determining whether the related party transaction is a negligible, the transaction shall be evaluated based on other relevant criteria set by the Company, provided that the relevant criterion calculated for the transaction is lower than one percent (1%).

Loans to subsidiaries

a)	As for loans granted by the Company to Starling see Note 3.C.2.a).

b)	As for loans granted by the Company to RDC and their repayment see Note 3.C.2.d).

c)	As for the Company's and RDC's holdings in Starling convertible debentures see Note 3.C.2.a).

d)	As for loans granted by the Company to Wavion see Note 3.B.1.a).

e)	As for loans granted by the Company to Pocared and it's conversion subsequent to the reported date, see Note 3.A.4 and 3.C.1.a).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

The Company’s engagement with IDB in an arrangement providing for the use of space in the Company’s offices

On July 21, 2010, following approval by the Company’s Audit Committee and Board of Directors, the Company’s shareholders approved an agreement between the Company and IDB pursuant to which the Company would agree to make available to IDB, to the extent that it is interested, from time to time, available office space in its offices at 3 Azrieli Center, 42nd floor, Tel Aviv, Israel, which space is not used by the Company, in accordance with the terms of its lease agreement. In consideration for the use of available office rooms which IDB shall wish to use, IDB shall pay the Company an amount per square meter equal to the amount per square meter according to the rental fees (including management fees to the management company of the building in which the Company’s offices are located) and the municipality taxes which the Company pays for its offices. The calculation of the amount per such square meter shall be according to the total net area (in square meters) of the Company’s offices and office rooms which shall be used by IDB without taking into account a pro rata share of the public areas located outside the Company’s offices. As of the reported date, the consideration for such use amounts to NIS 171 ($0.048) per square meter per month, CPI-linked plus VAT according to the law. Following the approval of this arrangement, IDB notified the Company that it intended to use one of the available rooms based on the above conditions. In addition, in March 8, 2011, the Company’s audit committee approved the use of one of the available rooms by DIC. This arrangement with DIC is a negligible transaction for the Company.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

The Company’s engagement with IDB in an arrangement to receive support center services

On July 21, 2010, following approval by the Company’s Audit Committee and Board of Directors, the Company’s shareholders approved an agreement between the Company and IDB pursuant to which the Company would receive IT support services from IDB’s IT support center in consideration for the Company’s pro rata portion of the support center’s costs in connection therewith, calculated pro rata to the number of users (including those of RDC) receiving IT support from the IDB support center.

Directors' compensation in connection with service provided by officer as a director of Given

The Company received directors 'remuneration of approximately $35 in 2010 in connection with the service provided by one of its officers as a director of Given.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 23 – Balances and transactions with related and interested parties (Cont.)

C.	Composition of balances with interested and related parties

As of December 31, 2010

	Controlling shareholder (parent company)	Other related parties and interested party	Ultimate parent company	Associates	Key management personnel
	$ thousands

Other current assets	12	–	–	30	–
Other current liabilities	(15)	(2)	(32)	–	(180)
Convertible debentures	–	(530)	–	–	–
Highest balance during the year of loans and current debts	–	–	–	30	–

As of December 31, 2009

	Controlling shareholder (parent company)	Other related parties and interested party	Ultimate parent company	Associates	Key management personnel
	$ thousands

Other current assets	–	–	–	11	–
Other current liabilities	(21)	(5)	(30)	–	(80)
Long-term loans (including current maturities)	(16,737)	–	–	–	–
Convertible debentures	–	(534)	–	–	–
Highest balance during the year of loans and current debts	12	–	–	11	–

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 23 – Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties

Year ended December 31, 2010

	For terms		Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates and subsidiaries	Key management personnel	Other related parties and interested party
	see Note		$ thousands

Income
Interest and commission for guarantees			–	–	–	147	–	–
Participation in directors’ remuneration			–	–	–	35	–	–
Participation in expenses			38 (*)	–	3	29	–	–

Expenses
Services agreement-related expenses	23.B		(1,312)	–	–	–	–	–
Participation in expenses			–	–	(78)	–		–
Directors’ remuneration	23.D.	4	(70)	–	(25)	–	(371)	–
Interest expenses	15(4)		(742)	–	–	–	–
Insurance-related expenses	23.D.	3	–	–	–	–		(321)
Salaries, wages and related expenses			–	–	–	–	(903)	–
Other			–	(137)	–	–	–	(360)

			(2,086)	(137)	(100)	211	(1,274)	(681)

(*)	For details regardinga payment of a bonus to the Company's CEO by controlling shareholders, see Note 17.E

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 23 – Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Year ended December 31, 2009

	For terms	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates and subsidiaries	Key management personnel	Other related parties and interested party
	see Note	$ thousands

Income
Interest and commission for guarantees		–	–	–	750	–	–
Participation in directors’ remuneration		–	–	–	80	–	–
Participation in expenses		102	–	–	–	–	–
Consideration from sale of NetVision	3.C.1.j)	34,109	–	–	–	–	26,661

Expenses
Services agreement-related expenses	23.B	(848)	–	–	–	–	–
Participation in expenses		–	–	(32)	–	–	–
Directors’ remuneration	23.D.4	(79)	–	(23)	–	(309)	–
Interest expenses	15(4)	(1,561)	–	–	–	–	–
Insurance-related expenses	23.D.3	–	–	–	–	–	(321)
Salaries, wages and related expenses		–	–	–	–	(802)
Other		–	(108)	–	–	–	(131)

		31,723	(108)	(55)	830	(1,111)	26,209

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 23 – Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Year ended December 31, 2008

	For terms	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates and subsidiaries	Key management personnel	Other related parties and interested party
	see Note	$ thousands

Income
Interest and commission for guarantees		–	–	–	266	–	–
Participation in directors’ remuneration		–	–	–	98	–	–
Participation in expenses		40	–	–	–	–	–

Expenses
Participation in expenses		–	–	(28)	–	–	–
Directors’ remuneration	23.D.4	(83)	–	(46)	–	(394)	–
Interest expenses	15(4)	(176)	–	–	–	–	–
Insurance-related expenses	23.D.3	–	–	–	–	–	(623)
Salaries, wages and related expenses		–	–	–	–	(1,039)	–
Other		–	(73)	–	–	–	(239)

		(219)	(73)	(74)	364	(1,433)	(862)

a.	See Note 17 above regarding options granted to the Company’s Chairman.
b.	See Note 15(4) above regarding loans from DIC.
c.	See Note 3 above regarding the sale of NetVision and Galil and the investment in Given.
d.	See Note 20.H above regarding the sale of KIT.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

D.	Transactions with related and interested parties (Cont.)

Compensation of key management personnel employed by the Company (including directors)

	No. of personnel in	For the year ended December 31, 2010	No. of personnel in	For the year ended December 31, 2009	No. of personnel in	For the year ended December 31, 2008
	2010	$ thousands	2009	$ thousands	2008	$ thousands

Short-term employee benefits	1	767	1	617	1	723
Termination benefits	1	51	1	49	1	53
Share-based payment transactions	1	85	1	136	1	263
Total		903		802		1,039

Compensation of key management personnel not employed by the Company (including directors)

	No. of personnel in	For the year ended December 31, 2010	No. of personnel in	For the year ended December 31, 2009	No. of personnel in	For the year ended December 31, 2008
	2010	$ thousands	2009	$ thousands	2008	$ thousands

Short-term employee benefits	10	466	12	411	15	523

The amounts disclosed in the table above are the amounts recognized as an expense during the reported period related to key management personnel.

The amounts disclosed in the table do not include compensation paid to key management personnel of the Company by DIC according to the services agreement (see Note 23.B above).

1.	Grants:

In september 2009, following the approval of the Company's Audit Committee and Board of Directors, the Company's shareholders approved a consulting agreement with Prof. Gabi Barbash, pursuant to which, in addition to his director fees, he will receive $5,000 per month for his services to the Company, mainly in connection with its medical device companies. The agreement commenced in August 2009 and terminated in August 2010.

In March, 2010, following approval of the Company's Audit Committee and Board of Directors, the Company's shareholders approved an annual bonus in the amount of NIS 950,000 (then equivalent to $255) to the Company's Chairman, Arie Mientkavich, for 2009. The bonus is equivalent to 7.9 times Mr. Mientkavich's monthly salary during the year 2009.On July 21, 2010, the Company's shareholders approved payment of the bonus.

In March, 2011, the Company's Audit Committee and Board of Directors, approved an annual bonus in the amount of NIS 1,200,000 (equivalent to approximately $330) to the Company's Chairman, Arie Mientkavich, in accordence with his imployment agreement, for 2010.The payment of the bonus is subject to theCompany's shareholders approval.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

In December, 2009, following approval of the Company's Audit Committee and Board of Directors approved a special bonus to Prof. Gabi Barbash in the amount of NIS 600,000 (then approximately $160) for his contribution to the investee company 3DV Systems.On July 21, 2010, the Company's shareholders approved payment of the bonus.

In March 2010, following approval of the Company's Audit Committee and Board of Directors, the Company's shareholders approved a special bonus in the amount of NIS 492,000 (then approximately $134) to the Company's CEO, Mr. Ari Bronshtein, for 2009. Since Mr. Bronshtein also serves as an officer (Vice President) of the Company's controlling shareholder, DIC, in the third quarter of 2010, DIC decided to bear the full payment of the bonus to Mr. Bronshtein. See also Note 17 E above.

In March 2010, following approval of the Company's Audit Committee and Board of Directors, the Company's shareholders approved a special bonus in the amount of NIS 552,000 (then approximately $150) to the Company's then co-CEO, Dr. Zvi Slovin. The bonus was paid through DIC in accordance with the services agreement.

In March, 2011, the Company's Audit Committee and Board of Directors, approved an annual bonus in the amount of NIS 570,000 (then approximately $160) to Dr. Zvi Slovin. The bonus was approved and granted by the Company and will be paid through DIC in accordance with the services agreement.

2.	Indemnification of directors and officers

In 2001, following the approval of the Company’s Audit Committee, Board of Directors and shareholders, the Company granted letters of indemnification to its directors and officers. The aggregate indemnification shall not exceed 25% of the Company’s shareholders’ equity according to the Company’s consolidated financial statements for the year ended December 31, 2000, amounting to approximately $70,000, for all persons and cases to be indemnified. In addition, the Company undertook to exempt its directors and officers, to the extent permitted by law, from any liability towards the Company for any damage caused or that may be caused to it by them, if caused or that may be caused following a breach of their duty of care towards it. The Company continues to grant letters of indemnification and exemption to its directors and officers in accordance with the above terms.

3.	Directors and officers insurance policy

In April 2005, following the resolution and recommendation of the Company’s Audit Committee and Board of Directors, the Company’s shareholders approved and ratified the purchase of a directors’ and officers’ liability insurance policy (the “Policy”) for its directors and officers from Clal Insurance Company Ltd., a related party, and separately approved the application of the Policy to those of its directors, and any future director or officer of the Company who may currently be considered a controlling shareholder under the Israel Companies Law, 1999. In addition, the Company’s shareholders approved: (i) any renewal and/or extension of the Policy for all its directors and officers; and (ii) the purchase of any other directors’ and officers’ liability insurance policy for its directors and officers upon the expiration of the Policy; provided that any such renewal, extension or purchase referred to in clauses (i) and (ii) above is for the benefit of its previous and/or current and/or future directors and officers and on terms substantially similar to those of the previous year. The annual premium for 2010 was $320. On January 1, 2011, subsequent to the reported period, the policy was renewed for 2011 on the following main terms: (1) the coverage under the Policy was limited to $30,000 per claim and in the aggregate during the Policy period; (2) the annual premium to be paid with respect to the Policy was approximately $120.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

4.	Directors’ compensation

Compensation to directors who are controlling persons or their family members, for their employment as directors of the Company and their participation it its meetings and committees was approved by the Company's shareholders on October 18, 2007 (following approval by the Company's Audit Committee and Board of Directors), in the maximum amount permitted under the Israel Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2002 / regulations 4 and 5 of the Israel Companies Regulations (Rules Regarding Remuneration and Expenses for an Outside Director), 2000. Directors' compensation or any other compensation shall not be paid to directors who are paid employees of the Company or of a company under its control, or who are eligible to compensation therefrom in a capacity other than director of the Company.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Directors' fees which do not exceed the customary remuneration that was paid by the Company or that the Company is required to pay and that has not yet been paid for the year 2010 to persons who were the directors of the Company during this period, 10 directors in total as aforesaid, amounted to approximately $466 (see section D above). Of such amount, a sum of approximately $25 was paid to IDB for the service of an officer thereof as a director of the Company, a sum of approximately $70 was paid to DIC for the service of two officers and an employee thereof as directors of the Company, and a sum of approximately $26 was paid to Dori Manor, a controlling shareholder of the Company (pursuant to the Israeli Securities Law), for his office as a director of the Company, in 2010. Since September 2010, Ms. Rona Dankner, a director of the Company and the daughter of theultimate controlling shareholder of the Company, Mr. Nochi Dankner, waived the entire director's remuneration that she is entitled to receive from the Company (which amounted to immaterial amounts).

5.	Share based payments

In November 2009, Dr. Zvi Slovin, one of our then co-CEOs, was granted options to purchase 2,551 ordinary shares of Medingo at a price per share of $106 exercisable in connection with the sale of Medingo, with a total fair value estimated in the amount of $884. The options were exercised simultaneously with the sale of Medingo. For details regarding the sale of Medingo, see Note 3.C.2.b).

In 2001, Mr. Ami Erel, President of DIC and a director of the Company, received in his capacity then as the Company’s Chairman an option to purchase 1.5% of the Company’s holdings in Wavion.

The Company’s Chairman, in his capacity as a director of Given, holds the following options to purchase ordinary shares of Given:

Type	Number of options		Expiry date	Exercise price ($)	Fair value of aggregate grant

Options	35,000		July 2014	29.42	413
Options	10,000		June 2015	16.00	55
Options	10,000		August 2012	11.55	44
Restricted share units (RSUs)	4,545	(*)			80

(*)	Restricted until Given’s next annual shareholders meeting.

For details regarding options to regular shares of the Compoany issued to the Company's Chairman, see Note 17.G.1

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 24 – Financial instruments

A.	Classification of financial assets and financial liabilities

The financial assets and financial liabilities in the statement of financial position are classified by groups of financial instruments pursuant to IAS 39:

	December 31,
	2010	2009
	$ thousands

Financial assets:

Loans and other current assets:
Trade receivables	3,061	2,084
Other current assets	1,853	1,501
Other long-term receivables	28,053	–

Other investments (accounted as available-for-sale)	20,221	14,527
Available-for-sale financial assets classified as held for sale	17,211	–

Financial liabilities:

Financial liabilities measured at amortized cost:
Loans from bank and others	1,385	47,846
Loan from shareholders	–	16,737
Trade payables and other current liabilities	9,931	12,640
Royalty bearing government grants	9,156	9,116

Financial liabilities at fair value through profit or loss:
Convertible debentures (Financial liabilities designated as such upon initial recognition)	3,514	3,540

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

B.		Management of financial risks

The Company is exposed to various risks resulting primarily from:
• Credit risk.
• Market risk (including currency risk, interest rate risk and other price risk).
• Liquidity risk.

The officer responsible for management of the Company’s risks is Mr. Yaron Elad, the Company’s CFO.

The handling of financial exposures, formulation of hedging strategy, supervision over, execution and provision of an immediate response to extraordinary developments in the various markets, is under the responsibility of the officer responsible for the Company’s risk management, who acts in consultation with the Company’s CEO, Audit Committee members and Investment Committee members. A report on the implementation of the Company’s policy is presented to the members of the Audit Committee on a quarterly basis.

The Company’s principal financial liabilities, comprise of loans and borrowings, royalty bearing government grants, convertible debentures and trade and other payables. The main purpose of these financial liabilities is to raise finances for the Company’s and group companies operations. The Company’s financial assets include trade and other receivables (current and non-current), and cash and short-term deposits that derive directly from its operations. The Company also holds available-for-sale investments, and occasionally enters into derivative transactions (mainly with respect to foregin currency hedge).

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: currency risk, CPI risk, interest rate risk and other price risk. Financial instruments affected by market risk include loans and borrowings, deposits, available-for-sale investments and derivative financial instruments.

	1.	Currency risk

Since most of the Group Companies operate in Israel, the Group’s main exposure results from changes in the exchange rate between the New Israeli Shekel (“NIS”) and the dollar. Elron’s functional currency, as well as that of most of it’s Group Companies, is the dollar. Elron’s policy is to reduce exposure to exchange rate fluctuations by having, to the extent possible, most of it’s and its Group Companies’ assets and liabilities, as well as most of the revenues and expenditures in dollars, or dollar linked. However, salaries and related expenses, as well as expenses related to the DIC Service Agreement (see Note 23) and other operating expenses are denominated in NIS. The Company used to haveloans from DIC, which were denominated in NIS (those loans were repaid during 2010, see Note 15). It is the Copany’s and its Group Companies’ policy to use derivative financial instruments, from time to time, to limit exposure to changes in the exchange rate between the NIS and the dollar or to keep a portion of the Company’s and its Group Companies’ resources in NIS against portion of its future NIS expenses and against liabilities denominated in NIS. If the NIS should strengthen against the dollar, it will harm the Company’s and its Group Companies’ results of operations. In addition, since Enablence’s share price is denominated in CAD, Elron is exposed to the effect of this currency over Enablence’s value in dollars, which is classified as available for sale investment.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

In addition, the Company is exposed to the impact of exchange rates on the activities of Group Companies whose functional currency is the NIS.

The Company holds a significant portion of its cash balances in dollars, although in the future the amounts of these balances, the format of the holding thereof, and the allocation of their different currencies may change, from time to time, based on the business developments and according to the Company’s decision.

2.	CPI risk

As detailed in Note 15 above, the Company repaid during 2010 loans received from DIC which were linked to the CPI. In addition, the Company and the subsidiaries, have signed a services agreement with DIC (see Note 23) and a number of lease agreements that are linked to the CPI for various time periods, which are also impacted by changes in the CPI.

3.	Other price risk

The Company has investments in financial instruments traded on the stock exchange that are classified as financial assets available-for-sale with respect to which the Company is exposed to risk stemming from fluctuations in the security price determined based on the stock market prices. The balance of these investments in the consolidated financial statements as of December 31, 2010 is $17,430 (December 31, 2009- $2,013).

4.	Interest risk

The Group is exposed to market risks resulting from changes in interest rates, relating primarily to Elron’s and RDC’s obligations to banks and interest bearing deposits in banks. As of the date of filing of this Annual Report, Elron and RDC do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2010, Elron and RDC had no external debt and therefore are not exposed to changes in interest rates (as stated in Note 15, during 2010 the Company and RDC repaid all loans received from banks). However, certain of the Group Companies have variable interest loans and therefore, an increase in interest rates would result in increase in their financial expenses.

The analysis with respect of interest of interest bearing financial instruments is presented below

	December 31,
	2010	2009

Fixed rate instruments:

Financial assets	55,744	60,298
Financial liabilities	(753)	(17,530)

	54,991	42,768
Floating rate instruments:

Financial assets	25,215	493
Financial liabilities	(9,788)	(56,133)

	15,427	(55,640)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

C.	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

The Group does not have significant concentrations of credit risk. The Company holds cash and cash equivalents, short-term and long-term investments and other financial instruments in various financial institutions. The Company’s policy is spreading out its cash investments among the various institutions. Pursuant to the Company’s policy, assessments are made on an ongoing basis regarding the relative credit strength of the various financial institutions. As of December 31, 2010, the cash and cash equivalents amounted to $56,539 and the long term other receivables amounted to $26,517, including cash in escrow and Enablence’s debenture (see Note 3).

As of December 31, 2010, Trade receivables are attributed to sales by a subsidiary. The subsidiary’s credit policy is aimed at ensuring that its products are sold to customers who maintain a satisfactory credit history. Sales are executed in cash or via letters of credit, with the client receiving credit only after having proved its ability to make payments over a period of time.

The subsidiary regularly assesses its customers’ credit, while checking their general financial conditions. If necessary, the subsidiary recorded provisions for doubtful debts, based on factors which impact the credit risk of various customers, past experience and any other relevant information.

D.	Liquidity risks

The Group’s policy for managing its liquidity is to assure, to the extent possible, that it will have sufficient liquidity to settle its liabilities on a timely manner and to ascertain the existence of the cash balances it requires to comply with its financial obligations.

E.	Sensitivity tests relating to changes in market factors

	1.	Sensitivity analysis of the cash flows relating to variable interest bearing instruments

A change in the interest rates on the reported date would increase (decrease) the equity and the anticipated annual income or loss by the theoretical amounts presented below. This analysis is made on the assumption that the rest of the variables remain constant. The analysis with respect to 2009 was prepared under the same assumptions.

	Change of 0.5% in the interest rate at
	December 31,
	2010		2009
	Increase	Decrease	Increase	Decrease
	of	of	of	of
	0.5%	0.5%	0.5%	0.5%
	$ thousands

Instruments bearing variable interest	325	(325)	26	(26)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

	Change of 1% in the interest rate at
	December 31,
	2010		2009
	Increase	Decrease	Increase	Decrease
	of	of	of	of
	1%	1%	1%	1%
	$ thousands

Instruments bearing variable interest	649	(649)	52	(52)

2.	Sensitivity test to changes in CPI and foreign currency rates

A change in the exchange rate of the following currencies as of December 31, 2010 and a change in the CPI would increase (decrease) the Company’s equity and income or loss in the amounts presented below. This analysis is made on the assumption that the rest of the variables remain constant. The analysis with respect of December 31, 2009 was prepared under the same assumptions.

	Change in	December 31	December 31
	the currency	2010	2009
	exchange rate/	Gain (loss)	Gain (loss)
	change in the CPI	$ thousands

CPI	1%	–	(164)
NIS	5%	1,162	290

CPI	2%	–	(329)
NIS	10%	2,324	578

CPI	(1%)	–	164
NIS	(5%)	(1,162)	(290)

CPI	(2%)	–	329
NIS	(10%)	(2,324)	(578)

F.	Sensitivity tests relating to price risk

A change in the fair value of available for sale financial assets (including available for sale financial assets classified as held for sale) would increase (decrease) the Company’s equity in the theoretical amounts presented below. Such change does not affect the annual income or loss.

	2010	2009	2008
	$ thousands

5% increase	1,872	837	309
10% increase	3,743	1,674	618
5% decrease	(1,872)	(837)	(309)
10% decrease	(3,743)	(1,674)	(618)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

A change in the market value of convertible debentures issued by Starling would increase (decrease) the Company’s equity and income or loss in the theoretical amounts presented below.

	2010	2009	2008
	$ thousands

30% increase	(1,054)	(1,062)	(768)
30% decrease	1,054	1,062	768

G.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities, including cash and cash equivalents, restricted cash, trade receivables, other current assets, available for sale financial assets classified as held for sale, other investments (accounted for as available for sale), other long term liabilities, credit from banks and others, other current liabilities, trade payables, convertible debentures, royalty bearing government grants and certain long term loans from banks and others, conforms to or approximates their fair values.

The fair value and carrying amount of all other financial assets and liabilities presented in the statement of financial position are presented below:

	December 31, 2010			December 31, 2009
			Interest			Interest
			rate			rate
			used to			used to
			calculate			calculate
			the			the
	Carrying	Fair	fair	Carrying	Fair	fair
	amount	value	value	amount	value	value
	$ thousands

Non-current assets
Loans and receivables (Enablence debentures) *	3,878	3,828	6%	–	–	–

Financial liabilities
Long-term loans from bank and others *	1,385	1,385	6.3%	36,981	36,141	2.85% – 3.99%
Long-term loans from shareholders	–	–	–	16,737	18,229	2.5%
	5,263	5,213		53,718	54,370

* Carrying value includes accrued interest.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

H.	Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets (financial liabilities) measured at fair value:

December 31, 2010:

	Level 1	Level 2	Level 3
	$ thousands

Other investments (accounted for as available for sale)	219	–	20,002
Assets held for sale	2,129	*15,082	–
Convertible debentures	(3,514)	–	–

December 31, 2009:

	Level 1	Level 2	Level 3
	$ thousands

Other investments (accounted for as available for sale)	2,013	–	12,514
Convertible debentures	(3,383)	–	–

*
As said above in Notes 3.C.1.b) and 8.B, the fair value of the investment in Enablence's shares  is determined by reference to their quoted market price less the Discount in respect of the lock-up period. The Discount is estimated based on the Option Pricing Model method and amounted to $1,600 as ofDecember 31, 2010. The Discount alone is measured in respect of level 2, and deducted from the quoted market price of the shares according to level 1.

During 2010 and 2009, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Changes in financial assets classified in Level 3:

Available-for-sale financial assets
$ thousands

Balance as of January 1, 2009	6,703

Total recognized gains (losses):
In profit or loss	(567)
In other comprehensive income	4,906
Transfer into level 3 (classification from investments in associates due to loss of significant influence)	1,472

Balance as of December 31, 2009	12,514

Total recognized gains (losses):
In profit or loss	118
In other comprehensive income	5,291
Transfer into level 3 (classification from investments in associates due to loss of significant influence)	2,079

Balance as of December 31, 2010	20,002

Total gain for 2010 included in profit or loss relating to assets held at the end of the reporting year	118
Total loss for 2009 included in profit or loss relating to assets held at the end of the reporting year	(567)

I.	Liquidity risk

	1.	Set forth below are the contractual repayment dates of financial liabilities, including an estimate of the interest payments, without amounts with respect to which there are offset agreements:

	December 31, 2010
	Total
	projected						More	No specific
	cash	First	Second	Third	Fourth	Fifth	than	repayment
	flows*	year	year	year	year	year	5 years	date
	$ thousands

Trade payables	3,856	3,856	–	–	–	–	–	–
Other current financial liabilities	6,075	6,075	–	–	–	–	–	–
Convertible debentures	4,286	1,505	1,429	1,352	–	–	–	–
Loans from banks and others	1,422	893	324	205	–	–	–	–
Royalty bearing government grants	9,156	771	–	–	–	–	–	8,385
	24,795	13,100	1,753	1,557	–	–	–	8,385

*	The anticipated cash flows were calculated on the basis of the CPI and the exchange rates that prevailed on December 31, 2010.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

	December 31, 2009
	Total
	projected						More	No specific
	cash	First	Second	Third	Fourth	Fifth	than	repayment
	flows*	year	year	year	year	year	5 years	date
	$ thousands

Trade payables	4,273	4,273	–	–	–	–	–	–
Other current financial liabilities	8,367	8,125	–	–	–	–	–	242
Convertible debentures	5,461	1,453	1,383	1,383	1,242	–	–	–
Loans from banks and others	49,598	12,242	37,356	–	–	–	–	–
Shareholders’ loans	18,111	–	18,111	–	–	–	–	–
Royalty bearing government grants	9,116	431	–	–	–	–	–	8,685
	94,926	26,524	56,850	1,383	1,242	–	–	8,927

*	The anticipated cash flows were calculated on the basis of the CPI and the exchange rates that prevailed on December 31, 2009.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

The expected maturity profile of financial assets according to their contractual terms in non-capitalized amounts (including an estimate of interest to be received):

December 31, 2010:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Un-determined	Total
	$ thousands

Available-for-sale financial assets	–	–	–	–	–	–	20,221	20,221
Available-for-sale financial assets classified as held for sale	17,211	–	–	–	–	–	–	17,211
Loans and receivables	5,028	27,966	109	78	56	138	–	33,375

	22,239	27,966	109	78	56	138	20,221	70,807

December 31, 2009:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Un-determined	Total
	$ thousands

Available-for-sale financial assets	–	–	–	–	–	–	14,527	14,527
Loans and receivables	3,585	–	–	–	–	–	–	3,585

	3,585	–	–	–	–	–	14,527	18,112

J.	Derivatives and hedging

Derivatives not designated as hedging instruments:

The Group Companies participate from time to time in forward foreign currency contracts to manage exposure to fluctuations in exchange rates. These forward foreign currency contracts do not qualify for hedge accounting and are entered into for periods of up to 12 months, with various expiry dates throughout the year. As of December 31, 2010, there is no liability in respect of forward contracts. The liability in respect of these contracts as of December 31, 2009 and the amounts recorded in the statement of income for the years ended December 31, 2010, 2009 and 2008 were immaterial.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

L.	Linkage terms of assets and liabilities on a consolidated basis

December 31, 2010:

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item**	Total
	$ thousands

Assets *
Cash and cash equivalents	–	51,205	–	5,334	–	56,539
Restricted cash	65	300	–	–	–	365
Trade receivables	–	2,842	–	219	–	3,061
Other current assets	–	643	–	1,210	2,471	4,324
Inventories	–	–	–	–	5,356	5,356
Assets held for sale	–	–	–	–	17,211	17,211
Investments in associates	–	–	–	–	109,369	109,369
Other investments (accounted as available for sale)	–	–	–	–	20,221	20,221
Property, plant and equipment, net	–	–	–	–	2,079	2,079
Intangible assets, net	–	–	–	–	3,595	3,595
Other long-term receivables	–	27,997	–	221	–	28,218

Total assets	65	82,987	–	6,984	60,302	250,338

Liabilities *
Trade payables	–	494	14	3,348	–	3,856
Other current liabilities	128	489	–	5,482	1,931	8,030
Long term loans from banks and others	–	1,385	–	–	–	1,385
Convertible debentures	3,385	–	–	–	–	3,385
Royalty bearing government grants	–	9,156	–	–	–	9,156
Employee benefits, net	–	–	–	–	134	134
Deferred taxes	–	–	–	–	4,746	4,746
Other long term liabilities	–	–	–	–	153	153

Total liabilities	3,513	11,524	14	8,830	6,964	30,845

*	Non-current assets and liabilities in this table include their current maturities.
**	Including non-financial items.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

December 31, 2009:

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item**	Total
	$ thousands

Assets

Cash and cash equivalents	–	42,742	3	22,002	–	64,747
Restricted cash	–	–	–	60	–	60
Trade receivables	–	1,997	–	87	–	2,084
Other current assets	212	14	–	1,169	1,996	3,391
Inventories	–	–	–	–	3,582	3,582
Investments in associates	–	–	–	–	113,237	113,237
Other investments (accounted as available for sale)	–	–	–	–	14,527	14,527
Property, plant and equipment, net	–	–	–	–	2,991	2,991
Intangible assets, net	–	–	–	–	7,521	7,521
Other long-term receivables	106	612	–	204	18	940

Total assets	318	45,365	3	23,522	143,872	213,080

Liabilities *
Trade payables	–	587	21	3,665	–	4,273
Other current liabilities	419	539	–	7,428	810	9,196
Long term loans from banks and others	–	47,846	–	–	–	47,846
Long term loans from shareholders	16,737	–	–	–	–	16,737
Convertible debentures	3,383	–	–	–	–	3,383
Royalty bearing government grants	–	9,116	–	–	–	9,116
Employee benefits, net	–	–	–	–	194	194
Other long term liabilities	–	–	–	–	242	242

Total liabilities	20,539	58,088	21	11,093	1,246	90,987

*	Non-current assets and liabilities in this table include their current maturities.
**	Including non-financial items.

Elron Electronic Industries Ltd.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

A.	Details regarding investments in the consolidated financial statements as of December 31, 2010

	Rate of holdings in equity		Consolidated rate of	Elron’s effective rate of	Fully diluted consolidated	Elron’s fully diluted effective	Consolidated carrying value of investment		Market value of investment
			holdings in	holdings in	rate of	rate of	December 31,		December 31,		March 9,
	Elron*	RDC	equity	equity **	holdings	holdings **	2010		2010		2010
	%						In thousands of dollars

Investments in investee companies

Subsidiaries:
Starling Advanced Communications Ltd.	31.61	36.44	68.05	49.86	59.83	44.62	(2,339)		8,726		7,373
SyncRx Ltd.	–	87.47	87.47	43.82	78.10	39.13	2,035		–		–
Actysafe Ltd.	–	100.00	100.00	50.10	85.00	42.59	(67)		–		–
Xsights Ltd. (formerly: PaperLynx)	–	99.81	99.81	50.00	99.81	50.00	–		–		–
Wavion Inc.	66.96	–	66.96	66.96	54.91	54.91	(2,353)		–		–

Associates:
Given Imaging Ltd.	22.81	8.92	31.78	27.28	26.10	22.43	104,121		138,565		179,264
									–		–
Aqwise Ltd.	34.03	–	34.03	34.03	29.95	29.95	2,837		–		–
NuLens Ltd.	34.74		34.74	34.74	30.10	30.10	680		–		–
BrainsGate Ltd.	23.28	–	23.28	23.28	20.83	20.83	477		–		–
Safend Ltd.	25.61	–	25.61	25.61	20.25	20.25	10		–		–
Atlantium Inc.	23.44	–	23.44	23.44	20.22	20.22	10		–		–
Pocared Ltd.	31.51	–	31.51	31.51	30.32	30.32	651		–		–
Plymedia Inc.	27.55	–	27.55	27.55	21.84	21.84	10		–		–
Kyma Medical Technologies Ltd.	27.32	–	27.32	27.32	20.00	20.00	603		–		–
Other investments:

Notal Vision Inc.	22.63	–	22.63	22.63	17.29	17.29	2,079		–		–
GigOptix Inc.	6.35	–	6.35	6.35	N/A	N/A	2,129		2,129		955	(#)
BPT Ltd.	17.45	–	17.45	17.45	15.88	15.88	2,797		–		–
Jordan Valley Ltd.	18.83	–	18.83	18.83	17.56	17.56	13,510		–		–
Elbit Vision Systems Ltd.	4.77	–	4.77	4.77	N/A	N/A	200		200		266
InnoMed Ventures L.P.	13.92	–	13.92	13.92	N/A	N/A	1,552		–		–
Enablence Technologies Inc. ***	8.02	–	8.02	8.02	7.38	7.38	15,082	****	15,082	****	8,078	****
*)	Including holding through Elron’s fully-owned subsidiaries.
**)	Elron’s effective holdings include holdings by RDC multiplied by 50.10%.
***)	Includes shares held in escrow in rate of approximately1.1% holdings in equity.
****)	The value of Enablence Technologies Inc.’s shares are determined by their price quoted on the TSX Venture Exchange, net of the discount element in respect of the lock-up period (see Note 3F above).
(#)	Represents the market value of investment after the sale of shares subsequent to the reported date (see Note 9 above).

Given Imaging Ltd. and its Subsidiaries Consolidated Financial Statements As of and for the Year Ended December 31, 2010

Given Imaging Ltd. and its subsidiaries

Somekh Chaikin 18 Hanevi’im Street PO Box 4484 Haifa 33104 Israel	Telephone 972 4 861 4800 Fax 972 4 861 4844 Internet www.kpmg.co.il

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Given Imaging Ltd. :

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Given Imaging Ltd. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S generally accepted accounting principles.

As discussed in Note 1V and 1W to the consolidated financial statements, the Company adopted the provisions of FASB Statement No. 157, Fair Value Measurements, included in ASC Subtopic 820-10, Fair Value Measurements and Disclosures-Overall and the revised FASB Statement No. 141 included in ASC Topic 805, Business Combinations, respectively, as of January 1, 2009.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Haifa, Israel
March 9, 2011
Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Given Imaging Ltd. and its Subsidiaries

Consolidated Balance Sheets
(In thousands except share data)

		December 31,
	Note	2010	2009
Assets

Current assets
Cash and cash equivalents	1D; 2	$34,619	$46,458
Short-term investments	1H; 5	51,973	31,736
Accounts receivable:
Trade, net	1E	27,862	24,742
Other	3	4,291	3,799
Inventories	1F; 4	19,076	17,302
Advances to suppliers		441	534
Deferred tax assets	1Q; 14D	1,638	2,207
Prepaid expenses		1,585	1,036

Total current assets		141,485	127,814

Deposits		1,212	1,062

Assets held for employees’ severance payments	1G; 10	6,393	4,968

Marketable securities	1H; 5	3,873	16,956

Long-term inventory	1F; 4	5,626	6,015

Fixed assets, less accumulated depreciation	1I; 6	13,709	13,843

Deferred tax assets	1Q; 14D	-	192

Intangible assets less accumulated amortization	1J; 7; 16	25,813	11,284

Goodwill	1K; 16; 17	24,089	3,586

Total Assets		$222,200	$185,720

President and CEO	CFO

March 9, 2011

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries

Consolidated Balance Sheets
(In thousands except share data)

		December 31,
	Note	2010	2009
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	8A	$168	$145
Accounts payable:
Trade		9,125	6,789
Other	9	26,065	20,060
Deferred revenue		788	234

Total current liabilities		36,146	27,228

Long-term liabilities
Obligation under capital lease	8A	244	356
Liability in respect of employees’ severance payments	10	7,151	5,530
Deferred tax liabilities	14D	5,871	-
Total long-term liabilities		13,266	5,886

Total liabilities		49,412	33,114

Commitments and contingencies	8

Equity
Shareholders` equity:	11
Ordinary Shares, NIS 0.05 par value each
(90,000,000 shares authorized as of December 31, 2010 and 2009,
29,829,277 and 29,370,972 shares issued and fully
paid as of December 31, 2010 and 2009, respectively)		350	345
Additional paid-in capital		194,899	182,203
Capital reserve		2,051	2,166
Accumulated other comprehensive income		95	399
Accumulated deficit		(24,707)	(33,185)
Shareholders` equity		172,688	151,928
Non-controlling interests		100	678
Total equity		172,788	152,606

Total liabilities, shareholders’ equity and non-controlling interests		$222,200	$185,720

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries

Consolidated Statements of Operations
(In thousands except share and per share data)

		Year ended December 31,
	Note	2010	2009	2008
Revenues	1O; 12	$157,809	$141,763	$125,108
Cost of revenues		(37,629)	(33,145)	(33,001)

Gross profit		120,180	108,618	92,107

Operating expenses
Research and development, gross	1R	(21,695)	(17,842)	(15,126)
In-process research and development acquired
in a business combination	16	-	-	(4,700)
		(21,695)	(17,842)	(19,826)
Government grants	1P; 8A	1,477	1,109	1,530
Research and development, net		(20,218)	(16,733)	(18,296)

Sales and marketing		(67,114)	(61,428)	(60,902)
General and administrative		(25,138)	(18,919)	(19,320)
Termination of marketing agreement	8C	-	-	5,443
Other, net	6; 7; 17	(759)	(1,220)	(867)

Total operating expenses		(113,229)	(98,300)	(93,942)

Operating profit (loss)		6,951	10,318	(1,835)

Financial income, net	13	2,599	1,584	4,004

Profit before taxes on income		9,550	11,902	2,169

Income tax benefit (expense)	1Q; 14	(1,362)	1,542	(250)

Net Profit		8,188	13,444	1,919

Net loss attributable to non-controlling interest		290	891	2,087

Net profit attributable to shareholders		$8,478	$14,335	$4,006

Earnings per share:

Basic Earnings per Ordinary Share	1M	$0.29	$0.49	$0.14

Diluted Earnings per Ordinary Share	1M	$0.28	$0.47	$0.13

Weighted average number of Ordinary
Shares used to compute basic Earnings
per Ordinary Share	1M	29,670,842	29,281,897	29,254,035
Weighted average number of Ordinary
Shares used to compute diluted Earnings
per Ordinary Share	1M	30,525,654	30,423,162	30,798,360

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Changes in Equity
(In thousands except share data)

	Company’s shareholders
					Accumulated Other Comprehensive
			Additional Paid-In
				Capital		Accumulated	Non-controlling
	Ordinary shares		Capital	Reserve	Income (loss)	Deficit	interests	Total
	Shares	Amount
Balance as of January 1, 2008	29,241,785	$343	$166,813	$2,166	-	$(35,727)	$1,996	$135,591

Change during the year 2008:
Exercise of stock options	16,000	*	252	-	-	-	-	252
Stock based compensation	-	-	6,918	-	-	-	-	6,918
Change in unrealized loss on available for sale securities	-	-	-	-	(600)	-	-	(600)
Issuance of shares with respect to non-controlling interest	-	-	-	-	-	-	2,084	2,084
Net profit	-	-	-	-	-	4,006	(2,087)	1,919
Balance as of December 31, 2008	29,257,785	343	173,983	2166	(600)	(31,721)	1,993	146,164

Change during the year 2009:
Exercise of stock options	113,187	2	952	-	-	-	-	954
Stock based compensation	-	-	7,268	-	-	-	-	7,268
Change in unrealized income on available for sale securities	-	-	-	-	999	-	-	999
Dividend distribution	-	-	-	-	-	(15,799)	-	(15,799)
Change in noncontrolling interest	-	-	-	-	-	-	(424)	(424)
Net profit	-	-	-	-	-	14,335	(891)	13,444
Balance as of December 31, 2009	29,370,972	345	182,203	2,166	399	(33,185)	678	152,606

Change during the year 2010:
Exercise of stock options	458,305	5	4,214	-	-	-	-	4,219
Stock based compensation			8,482					8,482
Change in unrealized income on available for sale securities	-	-	-	-	(304)	-	-	(304)
Acquisition of non-controlling interest	-	-	-	(115)	-	-	(288)	(403)
Net profit	-	-	-	-	-	8,478	(290)	8,188
Balance as of December 31, 2010	$29,829,277	$350	$194,899	$2,051	$95	$(24,707)	$100	$172,788

*      Less than US$ 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,
	2010	2009	2008

Cash flows from operating activities:
Net profit	$8,188	$13,444	$1,919

Adjustments required to reconcile net profit to net cash provided by operating activities:

Depreciation and amortization	7,662	6,096	5,183
In-process research and development	-	-	4,700
Goodwill impairment	20	483	406
Deferred tax assets	761	(1,221)	172
Deferred tax liabilities	(888)	-	-
Stock based compensation	8,482	7,268	6,918
Loss from disposal of long term assets	739	714	473
Other	304	(144)	148
Decrease (increase) in accounts receivable – trade	560	(3,069)	1,642
Decrease (increase) in other accounts receivable	(488)	863	5,723
Decrease (increase) in prepaid expenses	(23)	595	(342)
Decrease (increase) in advances to suppliers	93	3,006	(3,350)
Decrease (increase) in inventories	2,331	(4,386)	(2,971)
Increase (decrease) in accounts payable	3,389	1,819	(3,287)
Increase (decrease) in deferred revenue	554	(1,289)	(7,856)
Net cash provided by operating activities	31,684	24,179	9,478

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(5,056)	(4,794)	(6,300)
Purchase of fixed assets, intangible assets, and goodwill in a business combination	-	-	(16,660)
Deposits, net	(6)	34	(192)
Acquisition of Sierra, net of cash acquired (1)	(34,709)
Proceeds from sale and maturity of marketable securities and short term investments	29,352	38,085	67,743
Proceeds from sales of fixed assets	-	-	61
Investments in marketable securities	(36,968)	(27,410)	(61,986)
Net cash provided by (used in) investing activities	(47,387)	5,915	(17,334)

Cash flows from financing activities:
Principal payments on capital lease obligation	(143)	(131)	(120)
Proceeds from the issuance of Ordinary Shares	4,219	954	252
Dividend distribution	-	(15,799)	-
Purchase of shares from a non-controlling shareholder in a subsidiary	(403)	(382)	-
Issuance of shares by a consolidated company	-	-	2,288
Net cash provided by (used in) financing activities	3,673	(15,358)	2,420

Effect of exchange rate changes on cash and cash equivalents	191	25	30
Increase (decrease) in cash and cash equivalents	(11,839)	14,761	(5,406)
Cash and cash equivalents at beginning of year	46,458	31,697	37,103
Cash and cash equivalents at end of year	$34,619	$46,458	$31,697

Supplementary cash flow information:

Income taxes paid	$234	$877	$259

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

(1)           Acquisition of Sierra, net of cash acquired:

Year ended
December 31,
2010
Working capital (excluding cash and cash equivalents)	$(3,165)
Deposits	(65)
Fixed assets, net	(533)
Intangible assets (including Goodwill)	(37,714)
Deferred tax liabilities	6,759
Other long-term liabilities	9

$(34,709)

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

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

The Company has direct or indirect wholly-owned subsidiaries in the United States, the Netherlands, Germany, France, Australia, Hong Kong, Vietnam and Singapore. The Company also has a subsidiary in Japan, Given Imaging K.K. (“Given K.K.”), in which it has a controlling interest (for more details see Note 16B).

In December 2008, the Company acquired the Bravo pH monitoring business from Medtronic, Inc. The Bravo pH monitoring system is the only wireless, catheter-free pH test for Gastro Esophageal Reflux Disease, or GERD, and uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. pH testing is considered the standard test for diagnosing GERD. As part of this acquisition, the Company acquired 100% of the shares of Endonetics, Inc., which owns a number of intellectual property assets related to the Bravo business and is not an operating entity (for more details see Note 16A).

On April 1, 2010, the Company acquired privately-held Sierra Scientific Instruments, (“Sierra”), for approximately $35 million in cash. Sierra is a leading provider of specialty diagnostic devices for the gastrointestinal tract.  Sierra’s primary business is the development, manufacture and sale of high-resolution pressure systems, also known as high resolution manometry, for the diagnosis of motility disorders within the GI tract. Sierra’s high resolution manometry systems are sold under the name ManoScan 360.  Since sales began in 2004, Sierra has produced and installed ManoScan™ systems world-wide and supported numerous clinical procedures. Sierra also markets and sells catheter-based pH and impedance monitoring systems. As part of the acquisition, the Company gained holding in 100% of the shares of Sierra’s subsidiary, a Vietnamese company, which manufactures catheters as a contract manufacturer to the Company and third party users (for more details see Note 16C).

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

A.           General (cont’d)

The Company operates in the medical device industry and its business is subject to numerous risks, including, without limitations, (1) the Company’s ability to develop and bring to market new products, (2) the Company’s ability to receive regulatory clearance or approval to market its products or changes in regulatory environment, (3) the Company’s success in implementing its sales, marketing and  manufacturing plans, (4) continuous supply of certain components from third-party suppliers, (5) protection and validity of patents and other intellectual property rights, (6) the impact of currency exchange rates, (7) the effect of competition by other companies, (8) the outcome of significant litigation, and (9) the existence of favorable reimbursement for its product from government and commercial payors, (10) changes and reforms in applicable healthcare laws and regulations, (11) quarterly variations in operating results, (12) the possibility of armed conflicts or civil or military unrest in Israel, (13) risks associated with the acquisition and integration of other businesses, and (14) the impact of macro economic and market conditions in the Company’s main markets.

B.           Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries in the United States (including Sierra, see note 16C), Germany, France, the Netherlands, Hong-Kong, Singapore, Vietnam and Australia and its 93% owned subsidiary in Japan.  As part of the acquisition of the Bravo pH monitoring business from Medtronic, Inc., the Company acquired 100% of the shares of Endonetics, Inc.  The accounts of the subsidiaries are consolidated from the date of their inception, except for the accounts of Endonetics, Inc., which are consolidated from December 8, 2008, the closing date of the Bravo acquisition, and Sierra, which are consolidated from April 1, 2010, the closing date of the Sierra acquisition. All intercompany balances and transactions have been eliminated in consolidation.  As of December 31, 2010, the Company considers itself operating in only one segment.

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

Restricted Cash

The Company has restricted cash held in treasury bills as collateral against guarantees for a buildings lease agreement that the Company provided totaling $848 as of December 31, 2009. This amount is included in the consolidated financial statement under the item short-term investments. See Note 8A.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

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

The activity in the allowance for doubtful accounts for the three years ended December 31, 2010 is as follows:

	Year ended December 31,
	2010	2009	2008
Opening balance	$252	$210	$329
Provision	362	265	10
Write-offs	(319)	(223)	(129)

Closing balance	$295	$252	$210

F.           Inventories

Inventories are stated at lower of cost or market.  Cost is determined using the average cost method for raw materials, components and finished goods and on the basis of actual manufacturing costs for work in progress.

Inventory that is not expected to be consumed in the subsequent year, based upon sales forecast, is classified as non-current (for more details see Note 4).

G.           Assets held for employees’ severance payments

Assets held for employees’ severance payments represent contributions to insurance policies that are recorded at their current redemption value.

H.           Marketable securities

The Company accounts for marketable securities under Statement of Financial Accounting Standards ASC 320-10 “Accounting for Certain Investments in Debt and Equity Securities” (“ASC 320-10”). As of December 31, 2010, marketable securities consist of U.S. government bonds and corporate bonds, which the Company classified as “available-for-sale” or "trading".

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
(Dollars in thousands)

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

Definite-life intangible assets acquired in business combinations consist mainly of acquired technology (including in-process research and development expenditures), trademarks, patents and customer relationships, and are amortized using the straight-line method over their estimated period of useful life, mainly 8 to 20 years (for more details see Note 16).

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

Definite-life intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company evaluates long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with the provisions of ASC 360-10, “Accounting for the Impairment of or Disposal of Long-Lived Assets” (“ASC 360-10"). Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the assets is less than the undiscounted future net cash flows, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

K.           Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. (See also Note 17 for details.)

L.	Stock compensation plans

Stock-based compensation is accounted for based on the provisions of SFAS ASC 718-20, “Share-Based Payment” (“ASC 718-20”). ACS 718-20 requires compensation expense relating to share-based payments to be recognized in net income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period.

Stock-based compensation recognized in the consolidated statements of operations for the years ended December 31, 2010 2009 and 2008 is based on awards ultimately expected to vest. As a result the expense has been reduced for estimated forfeitures. ASC 718-20 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

M.           Earnings per Ordinary Share

Basic and diluted earnings per Ordinary Share are presented in conformity with ASC 260-10, “Earnings Per Share”, for all years presented.  Basic earnings per Ordinary Share are calculated by dividing the net profit attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding.  Diluted earnings per Ordinary share calculation is similar to basic earnings per share except that the weighted average of Ordinary Shares outstanding is increased to include the number of additional Ordinary Shares that would have been outstanding if the dilutive potential Ordinary Shares from options had been exercised.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

M.           Earnings per Ordinary Share (cont’d)

The following table summarizes information related to the computation of basic and diluted earnings per Ordinary Share for the years indicated.

	Year ended December 31,
	2010	2009	2008

Net profit attributable to Ordinary Shares	$8,478	$14,335	$4,006

Weighted average number of Ordinary Shares outstanding
used in basic earnings per Ordinary Share
calculation	29,670,842	29,281,897	29,254,035

Add assumed exercise of outstanding dilutive
potential Ordinary Shares	854,812	1,141,265	1,544,325

Weighted average number of Ordinary Shares outstanding
used in diluted earnings per Ordinary Share
calculation	30,525,654	30,423,162	30,798,360

Basic earnings per Ordinary Share	$0.29	$0.49	$0.14

Diluted earnings per Ordinary Share	$0.28	$0.47	$0.13

Number of equity awards excluded from the
diluted earnings per share calculation
because of anti-dilutive effect	4,763,410	4,849,070	5,461,047

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

O.           Revenue recognition

Revenues from sales of products are recognized upon delivery provided that the collection of the resulting receivable is reasonably assured, persuasive evidence of an arrangement exists, no significant obligations in respect of installation remain and the sales price is fixed or determinable.

The Company accrues estimated warranty costs at time of shipment based on contractual rights and historical experience.  The Company's policy is not to grant return rights.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

O.           Revenue recognition (cont’d)

Taxes collected from customers and remitted to governmental authorities are presented in the financial statements on a net basis.

For sales contracts, which include a Post Contract Customer Support (“PCS”) component, revenues allocated to PCS in accordance with ASC Subtopic 605-25, “Revenue Recognition - Multiple Element Arrangements”, are deferred and recognized ratably over the term of the support period. In 2010, the Company has elected to early adopt recently issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, and therefore for multi-element arrangements that include tangible products that contain software that is essential to the tangible product’s functionality and undelivered software elements that relate to the tangible product’s essential software, the Company allocates revenue to all deliverables based on their relative selling prices. In such circumstances, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”), and (iii) best estimate of the selling price (“ESP”).

The Company routinely evaluates its products for inclusion of any embedded software that is more than incidental thereby requiring consideration of ASC Subtopic 985-605, “Software Revenue Recognition”.  Based on such evaluation, the Company had concluded that none of its products have such embedded software. In 2010, the Company has elected to early adopt recently issued ASU 2009-14, “Software (Topic 985)”, which amends ASC Subtopic 985-605 to exclude from its scope tangible products which contain both software and nonsoftware components that function together to deliver a tangible product’s essential functionality. The adoption of ASU 2009-13 and ASU 2009-14 did not have a material effect on the financial position, results of operations or cash flows of the Company.

The Company accounts for multiple element arrangements that consist only of software or software-related products, including PCS, in accordance with ASC Subtopic 985-605. For such arrangements, revenue that includes multiple elements is allocated to each element based on the relative fair value of each element, and fair value is determined by VSOE. If the Company cannot objectively determine the fair value of any undelivered element included in such multiple-element arrangements, the Company defers revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements.

P.	Government-Sponsored Research and Development

The Company participates in non-royalty bearing programs of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”). Grants received from the OCS are recorded as a reduction of research and development expenses.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

Q.           Taxes on income

The Company accounts for income taxes under ASC 740, “Accounting for Income Taxes” (“ASC 740”). Under ASC 740, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax loss and credit carryforwards, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized.  The tax effect resulting from a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertainty in income taxes, under ASC 740-10 which prescribe a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expenses in the consolidated statements of operations.

R.           Research and development costs

Research and development costs, net of grants received, are charged to the statement of operations as incurred (excluding in-process research and development expenditures acquired in business combinations). ASC 985-20, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Technological feasibility is established upon completion of a working model and success in clinical trials. Costs, incurred by the Company between completion of the working models and success in clinical trials and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

In 2008, in connection with a business combination, amounts assigned to tangible and intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use were charged to in-process research and development acquired in a business combination among operating expenses at the acquisition date.

S.           Allowance for product warranty

It is the Company's policy to grant a warranty for certain products. The balance sheet provision for warranties is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

T.           Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable and marketable securities.

Cash and cash equivalents are deposited with major financial institutions in Europe, the United States, Japan, Australia, Singapore, Hong Kong and Israel.

The Company performs ongoing credit evaluations of the financial condition of its customers.  The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company's customer base and the Company's policy of requiring collateral or security with respect to receivables due from distributors.

U.           Comprehensive Income

For the year ended December 31, 2010, comprehensive income of $8,174 is comprised of a net profit in the amount of $8,478 offset by realization of unrealized profits recorded in prior years on available-for-sale debt securities in the amount of $304.

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

The Company adopted ASC Topic 820 "Fair Value Measurements and Disclosures" ("ASC 820") on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. On January 1, 2009, the Company adopted the provisions of ASC 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

Further to the implementation in the statement of cash flows changes, the Company presents investments in trading securities as part of investing activities and no longer as operating activities.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

V.           Fair Value Measurements (cont’d)

Derivative financial instruments

The Company enters into forward exchange contracts to hedge certain anticipated transactions which are expected to be denominated in non-dollar currencies. These derivatives are not designated as hedging instruments for accounting purposes. The derivatives are recognized on the balance sheet at their fair value. Changes in the fair value are recognized in the statement of operations as ‘financial income – net’.

W.           Business Combinations

Beginning 2009, the Company accounts for business combinations under the revised principles of ASC Topic 805 (“ASC 805”), Business Combinations, related to business combinations and noncontrolling interests.  ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

The Company applied the revised principles to the acquisitions of Sierra, (see Note 16C for details.)

X.           Recent accounting pronouncements

In June 2009, the FASB issued ASC 860 (formerly referred to as SFAS No.166 “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No.140,”). ASC 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASC 860 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company adoption of ASC 860 did not have any impact on the Company’s consolidated results of operations and financial position.

In December 2010, the FASB issued ASU 2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU specifies that if a public entity presents comparative pro forma financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The ASU also expands disclosure requirements as to material pro forma adjustments. This ASU is effective as of the beginning of each reporting entity’s first annual reporting period that begins after December 15, 2010. The Company adopted this ASU and reported pro forma information in Note 16C accordingly.

See also Note 1O.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

Y.           Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications did not have any impact on the Company's shareholders' equity or net income.

Note 2 - Cash and Cash Equivalents

	December 31,
	2010	2009

Denominated in U.S. dollars	$25,471	$30,515
Denominated in New Israeli Shekels	2,251	3,058
Denominated in Euros	3,653	4,920
Denominated in Japanese Yen	2,372	6,195
Denominated in other currencies	872	1,770

	$34,619	$46,458

Note 3 - Accounts Receivable - Other

	December 31,
	2010	2009
Government institutions	$2,514	$2,397
Other	1,777	1,402

	$4,291	$3,799

Note 4 - Inventories

	December 31,
	2010	2009
Raw materials and components	$12,782	$11,736
Work-in-progress	4,973	6,012
Finished goods	6,947	5,569

	$24,702	$23,317

Inventories are presented in:

	December 31,
	2010	2009
Current assets	19,076	$17,302
Non-current assets	5,626	6,015
	$24,702	$23,317

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 4 – Inventories (cont’d)

Long term Inventory:

At December 31, 2010, $ 5,626 of the Company's components inventory is in excess of requirements for the year 2011 based on management’s estimate of sales. This long term components inventory is mainly comprised of imaging sensor and transmitter of its PillCam capsules. Management believes that this amount will be utilized according to its forecasted sales.

Note 5 - Short-term Investments and Marketable Securities

A.	Short-term investments and marketable securities

As of December 31, 2010 and 2009, Short-term investments consist of:

	December 31,
	2010	2009

Available-for-sale securities	$10,058	$7,789
Trading securities	1,123	14,058
Deposits	40,792	9,889
Total	$51,973	$31,736

B.           Available for sale marketable securities

As of December 31, 2010 and 2009, marketable securities consist of U.S. government bonds and corporate bonds.

As of December 31, 2010, the Company held approximately $2,033 of government or government agencies marketable securities and approximately $11,898 of marketable corporate debt securities. During 2010, the Company recorded $304 of realization and adjustments of unrealized profits recorded in prior years from corporate bonds. Proceeds from the sale and maturity of available-for-sale securities were $10,457 in 2010; net realized gains included in finance income in 2010 were $43.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 5 - Short-term Investments and Marketable Securities (cont'd)

B.           Available for sale marketable securities (cont’d)

The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value marketable securities classified as available-for-sale by major security type and class of security at December 31, 2010 and 2009 are as follows:

		Gross	Gross
	Carrying	unrealized	unrealized
	amount	holding gains	holding (losses)	Fair value
At December 31, 2010
U.S government or government agencies	$2,021	$12	$-	$2,033
Corporate debt securities	11,814	102	(18)	11,898
Total At December 31, 2010	$13,835	$114	$(18)	$13,931

		Gross	Gross
	Carrying	unrealized	unrealized
	amount	holding gains	holding (losses)	Fair value
At December 31, 2009
U.S government or government agencies	$5,318	$54	$-	$5,372
Corporate debt securities	19,028	346	(1)	19,373
Total At December 31, 2009	$24,346	$400	$(1)	$24,745

Maturities of debt securities classified as available-for-sale at December 31, 2010 were as follows:

	Carrying
	amount	Fair value
Current maturities	$10,035	$10,058
Due after one year through five years	3,800	3,873
	$13,835	$13,931

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 5 - Short-term Investments and Marketable Securities (cont'd)

B.           Available for sale marketable securities (cont’d)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010 were as follows:

	More than 12 months	Total
	Unrealized		Unrealized
	losses	Fair value	losses	Fair value
Corporate debt securities	$18	$1,981	$18	$1,981
	$18	$1,981	$18	$1,981

Note 6 - Fixed Assets Less Accumulated Depreciation

	December 31,
	2010	2009
Computers and software	$11,368	$9,630
Instruments and laboratory equipment	1,413	1,343
Leasehold improvements	5,514	4,932
Motor vehicles	170	233
Machinery and equipment	17,561	16,558
Communication equipment	504	480
Office furniture and equipment	2,199	1,951

Fixed assets, at cost	38,729	35,127

Accumulated depreciation	(25,020)	(21,284)

Fixed assets at cost, less accumulated depreciation	$13,709	$13,843

Depreciation expenses for the years ended December 31, 2010, 2009 and 2008 were $4,321, $4,311, and $4,378, respectively. During 2010, the Company wrote off fixed assets which was no longer in use. This resulted in a charge of $345 recorded in operating expenses - other on the consolidated statement of operations.

As of December 31 2010 and 2009, the cost of fixed assets under capital lease was $607, and the accumulated depreciation for year ended December 31, 2010 and 2009 was $304 and $213, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 7 - Intangible Assets, at Cost, Less Accumulated Amortization

	December 31,
	2010	2009
Capitalized patents and trademarks	$7,600	$7,212
Web site development	1,453	1,396
Software development	647	647
IPR&D acquired in a business combination (note 16)	5,306	-
Patents and technology acquired in a business
combination (note 16)	12,562	5,000
Trademarks and trade names acquired in a
business combination (note 16)	4,020	1,400
Customer relationships acquired in a business
combination (note 16)	2,891	1,800

Intangible assets, at cost	34,479	17,455

Accumulated amortization	(8,666)	(6,171)

Intangible assets, less accumulated amortization	$25,813	$11,284

Amortization expenses for the years ended December 31, 2010, 2009 and 2008 were $2,729, $1,785 and $805, respectively (expenses for 2010 do not include $612 amortization of backlog acquired as part of the Sierra acquisition). Estimated amortization expenses for the next five years are:  $2,819 in 2011, $3,193 in 2012, $3,082 in 2013, $2,997 in 2014 and $2,896 in 2015. During 2010, the Company wrote off patents, trademarks and software development which are no longer expected to be used. This resulted in a charge of $394 recorded in Operating expenses - other in the consolidated statements of operations.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

  Note 8 - Commitments and Contingencies

A.           Leases

The Company and its subsidiaries lease office space and manufacturing space for periods of up to 11 years (including options to extend the terms of the leases). The current lease for the Company’s headquarters is in Yoqneam, Israel. This facility houses the Company’s corporate headquarters, research and development and manufacturing facilities. Under this lease agreement, the Company will pay approximately $1,855 a year in rent and management fees. These payments are subject to adjustments based on changes in the Israeli Consumer Price Index. In addition, to secure its obligations under the lease, the Company provided bank guarantees in the amount of approximately $902 in favor of the lessor. The lease expires on December 31, 2015. The Company has an option to extend the lease until December 31, 2020.

The Company and its subsidiaries signed several motor vehicle lease agreements. The companies deposited a total amount of $211 to guarantee their performance under the terms of the lease agreements.

The Company is committed to minimum annual lease payments over the next five years as follows:

	Capital leases	Operating leases
2011	$172	$4,977
2012	172	4,420
2013	149	3,456
2014	-	2,667
2015 and thereafter	-	2,221

	$493	$17,741

Depreciation of vehicles and equipment under capital lease for the years ended December 31, 2010, 2009 and 2008 was $91, $91 and $56, respectively.

Rental expenses under the lease agreements for the years ended December 31, 2010, 2009 and 2008 were $4,557, $4,194 and $4,338, respectively.

B.           Agreement with InScope

On May 10, 2004, the Company entered into an exclusive sales representation, co-promotion and cooperation Agreement (the “Agreement”) with InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company, providing InScope with the exclusive rights to market the Company’s PillCam ESO capsule for visual examination of the esophagus in the United States.

In November 2007 InScope advised the Company that it had decided to terminate the Agreement.  Under the terms of termination agreed to between the parties in December 2007, InScope agreed to pay the Company termination payments. The final amount of $5,443 was recognized in the Company’s consolidated financial statements for the year ended December 31, 2008.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

  Note 8 - Commitments and Contingencies (cont'd)

C.           Agreements with key single - source suppliers and commitments to suppliers

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

Purchases under such agreements with the five largest single source suppliers for the years ended December 31, 2010, 2009 and 2008 were $9,880, $10,134 and $10,404, respectively.

(2)	The Company’s annual commitments under agreements with single source and other suppliers for the next 5 years are as follows:

2011	$5,694
2012	260
2013	817
2014	1,251
2015 and beyond	8,922
$16,994

D.           Litigation

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

From time to time, as a result of the nature of its business, the Company is subject to actual or threatened patent litigation. Based on consultation with counsel, management believes that the potential exposure to the Company from such actual or threatened patent litigation as of December 31, 2010 is remote. Accordingly, no provision has been made in the Company’s financial statements for any of such claims.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 8 - Commitments and Contingencies (cont'd)

E.           Registration Rights Agreement

In July 2007, the Company's shareholders approved a Registration Rights Agreement between the Company and its major shareholders holding together an aggregate of 47.5% of the Company's ordinary shares (“affiliated shareholders.”). This Registration Rights Agreement has replaced earlier registration rights, which expired in October 2006, granted by the Company in connection with a private placement completed in September 2000, before the Company's initial public offering.

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

Note 9 - Accounts Payable – Other

	December 31,
	2010	2009
Government institutions	$4,983	$3,584
Liabilities relating to employees	14,385	11,985
Advances from customers	109	62
Warranty	340	57
Commissions	1,497	975
Accrued expenses	4,751	3,397

	$26,065	$20,060

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

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

Expenses recorded in respect of employees’ severance payments for the years ended December 31, 2010, 2009 and 2008 are $1,347, $664 and $1,490, respectively.

The U.S. subsidiaries have a defined contribution retirement plan for its employees. Employees are allowed to contribute up to 18% of their salary in any one year, subject to a regulatory limit. The Company contributes 3% of an employee's salary subject to regulatory limits. Employees are vested in the Company's contributions after 30 days of employment. Expenses recorded in respect of the defined contribution retirement plan in the U.S for the years ended December 31, 2010, 2009 and 2008 are $804, $688 and $596, respectively.

Note 11 - Shareholders’ equity

A.           Ordinary shares

All of the issued and outstanding Ordinary Shares of the Company are authorized, issued and fully paid.  The Ordinary Shares of the Company are not redeemable and have no preemptive rights. The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by the Company’s memorandum or articles of association or the laws of the State of Israel, except that citizens of countries (including corporations incorporated in countries) which are considered under the applicable law as "enemy states" of Israel may not be recognized as owners of Ordinary Shares."

B.	Employees’ and non employees’ stock options

In 2003, the Company adopted a stock option plan for directors, employees and consultants.  The 2003 Plan replaced and superseded previous option plans adopted by the Company in 1998 and 2000.  Under these plans, the Board of Directors (or a compensation committee appointed by the board) (the “Board”) has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants. Each option entitles the holder to purchase one Ordinary Share of par value of NIS 0.05 and expires after 10 years from the date of grant. The Company has reserved for issuance a total of 2,500,000 ordinary shares under the plan. As of December 31, 2010, 479,346 options out of this plan had not been granted.

The purchase price of each share pursuant to the options granted under the 2003 Plan shall be the fair market value on the date the Board approves the grant of the option or as otherwise determined by the Board.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 11 - Shareholders’ equity (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

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

In 2006, the Company adopted the 2006 Equity Incentive Plan (the “2006 Plan”) permitting the grant of equity awards, including options and restricted stock of the Company, to eligible employees, directors and consultants of the Company and its subsidiaries. The 2006 Plan is administered by the Company’s Board of Directors and Compensation and Nominating Committee. The 2006 Plan contains provisions concerning the vesting, price, exercise and other terms of awards; however, the Compensation and Nominating committee has authority to grant awards under different terms at its discretion.  The Company has reserved for issuance a total of 4,000,000 Ordinary Shares under the 2006 Plan. As of December 31, 2010 there were 3,599,945 options outstanding under this plan, and 6,000 shares of restricted stock issued and outstanding under this plan.

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

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 11 - Shareholders’ equity (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

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

In 2009, the Company adopted the 2009 Equity Incentive Plan (the “2009 Plan”). A total of 1,000,000 authorized but unissued ordinary shares are reserved for issuance as restricted share units under the 2009 Plan.   As of December 31, 2010 there were 533,966 restricted share units outstanding under the 2009 Plan.

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

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 11 - Shareholders’ equity (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

During 2009 the Company extended the term of outstanding stock options previously granted under the Company’s 2006 Equity Incentive Plan by two additional years. On June 3, the shareholders at their Annual General Meeting approved extension of the term of outstanding stock options previously granted to external directors under the Company’s 2006 Equity Incentive Plan by two additional years.

The incremental cost recorded due to this modification in the consolidated statements of operations for year ended December 31, 2010 and 2009 was $721 and $480, respectively.

The fair value of options granted during the years ended December 31, 2009 and 2008 (in 2010 the Company didn’t grant options) was estimated on the date of grant using the Black - Scholes model, with the following assumptions:

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
(Dollars in thousands)

Note 11 - Shareholders’ equity (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

The following table summarizes information relating to stock options for Ordinary Shares outstanding, as of December 31, 2010 and 2009:

	Options outstanding as of
	December 31, 2010
		Weighted
		average
		remaining
	Number	contractual life
Exercise prices	outstanding at	(in years)

$1 - $10	976,986	3.68
$10.01-$20	2,354,500	3.06
$20.01-$30	2,075,704	2.65
$30.01-$40	499,440	3.90
	5,906,630

	Options outstanding as of
	December 31, 2009
		Weighted
		average
		remaining
	Number	contractual life
Exercise prices	outstanding at	(in years)

$1 - $10	1,256,467	4.19
$10.01-$20	2,647,138	3.91
$20.01-$30	2,144,907	3.51
$30.01-$40	499,440	4.90
	6,547,952

The stock option activity under the Plans is as follows:

	Number of shares	Weighted average exercise price	Weighted average grant date fair value

Balance at January 1, 2009	5,806,139
Granted	1,096,350	$9.14	$3.48
Forfeited	(241,350)	18.61	7.45
Exercised	(113,187)	8.43	4.98
Balance at December 31, 2009	6,547,952
Granted	-	-	-
Forfeited	(183,017)	14.85	6.31
Exercised	(458,305)	9.35	6.65
Balance at December 31, 2010	5,906,630

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 11 - Shareholders’ equity (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

The following table summarizes information relating to non-vested stock options for Ordinary Shares as of December 31, 2010 and 2009 and related changes during the years ended December 31, 2010 and 2009:

		Weighted average
Non-vested options	Number of shares	grant date fair value
Balance at January 1, 2010	2,441,301	6.20
Granted	-	-
Vested	(1,026,143)	7.46
Forfeited	(126,062)	5.32
Balance at December 31, 2010	1,289,096	5.29

		Weighted average
Non-vested options	Number of shares	grant date fair value
Balance at January 1, 2009	2,520,376	$8.20
Granted	1,096,350	3.48
Vested	(1,004,525)	8.06
Forfeited	(170,900)	7.33
Balance at December 31, 2009	2,441,301	$6.20

As of December 31, 2010, unrecognized compensation costs related to non-vested options aggregated $3,926 to be recognized during 2011.

The aggregate intrinsic value of options outstanding as of December 31, 2010 and 2009 is $8,208 and $18,518, respectively. The aggregate intrinsic value of options exercisable as of December 31, 2010 and 2009 is $4,141 and $8,319, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2010 and 2009, is $4,995 and $723, respectively.

    The following table summarizes information relating to restricted shares units as of December 31, 2010 and related changes during the year ended December 31, 2010:

		Weighted average
Non-vested restricted shares units	Number of shares	grant date fair value
Balance at January 1, 2010	0
Granted	538,966	$12.89
Vested	0	0.00
Forfeited	(5,000)	15.88
Exercised	0	0.00
Balance at December 31, 2010	533,966	12.86

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 11 - Shareholders’ equity (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

On May 30, 2006, the Company issued 100,000 restricted shares to its CEO. The restricted shares vest in four installments over a period of four years, beginning on May 30, 2007. On June 15, 2007 the Company issued 6,000 restricted shares to another one of its officers. These restricted shares vest in three installments over a period of four years, beginning on June 15, 2009. The fair value of the restricted shares as of the date of issue is amortized over the vesting period. Unrecognized compensation costs related to the restricted shares, as of December 31, 2008, 2009 and 2010, to be recognized over 2.4, 1.4 and 0.4 years, were $725, $240 and $18, respectively, and compensation expenses of $486, $485 and $485 were recognized for the years ended December 31, 2008, 2009 and 2010, respectively.

During 2010 the Company issued 468,946 restricted shares units (“RSU”) to employees and non-employees. 50% of the RSU vest on the second anniversary of the date of grant, and 25% vest on each of the third and fourth anniversaries of the date of the grant. 70,020 restricted shares units were issued to directors - 100% vest on the first anniversary. The fair value of the RSU as of the date of issue is amortized over the vesting period. Unrecognized compensation costs related to the RSU as of December 31, 2010, to be recognized over 1.54 years, were $ 6.9   million, and compensation expenses of $ 2.0 million were recognized in the year ended December 31, 2010.

The following table summarizes the allocation of the stock-based compensation charge for both employee and non-employee stock option grants:

	Year ended December 31,
	2010	2009	2008
Research and development costs	$428	$257	$307
Selling and marketing expenses	1,557	1,619	1,756
General and administrative expenses	6,497	5,392	4,855
	$8,482	$7,268	$6,918

Note 12 - Revenues

                      A.             Revenues by product lines

	Year ended December 31,
	2010	2009	2008
Workstations, recorders and software	$8,120	$11,523	$14,523
PillCam SB capsule	110,189	110,371	103,005
PillCam ESO capsule	539	702	1,213
PillCam Colon capsule	1,291	1,021	1,465
Patency capsules and scanners	666	718	662
Bravo pH monitoring products	18,603	14,985	884
Sierra manometry and catheters	17,913	-	-
Services	488	2,443	3,356
	$157,809	$141,763	$125,108

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 12 – Revenues (cont’d):

                B.      Revenues by geographic areas

	Year ended December 31,
	2010	2009	2008
Americas	$100,501	$89,671	$75,609
Europe, Middle East and Africa (mainly Europe)	40,224	38,481	34,908
Asia Pacific	17,084	13,611	14,591

	$157,809	$141,763	$125,108

In the year ended December 31, 2010, revenues from Sierra in the Americas region totaled $11.2 million, in the Europe, Middle East and Africa region $5.3 million and in the Asia Pacific region $1.4 million.

Note 13 - Financial Income, net

	Year ended December 31,
	2010	2009	2008
Currency gains, net	$1,989	$397	$1,504
Income from marketable securities and deposits	1,165	1,583	2,868
Other	(555)	(396)	(368)

	$2,599	$1,584	$4,004

The Company uses forward contracts and option strategies to manage its foreign exchange rate exposures. Contracts with notional amounts of $ 58.5  million, $37.1 million and $43.1 million  and with estimated fair values that totaled $ (132)   , $824 and $520 at December 31, 2010, 2009 and 2008, respectively, were not designated as hedging instruments for accounting purposes. The changes in fair value of these contracts of $ (956), $304 and $45 for the years ended December 31, 2010, 2009 and 2008 have been recognized to finance income in those years as currency gains, net. The periodic net cash (receipts) settlements totaled $1,602, $(435) and $1,073 for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 14 - Taxes on Income

A.           Company

(1)	Israeli income tax is computed on the basis of the Company’s results in New Israeli Shekels (“NIS”) determined for statutory purposes.

Pursuant to the Encouragement Capital Investments Law -1959 (the “Law”), the Company was awarded “Approved Enterprise” status under the government alternative benefits track beginning in 1999. The program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which the Company will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an Approved Enterprise, and reduced tax rates on dividends originating from this income (if distributed within a certain time limit).

Under the alternative benefits track, the income derived from an Approved Enterprise will be exempt from tax for a ten-year period, commencing on the date that taxable income is first generated by the Approved Enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received).

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 14 - Taxes on Income (cont’d)

A.           Company (cont'd)

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

Additional provisions of the 2005 amendment to the Encouragement of Capital Investments Law – 1959 which apply to the Company are as follows:

a.
Companies that meet the criteria of the Alternative Path of tax benefits will receive those benefits (now called “Beneficiating Enterprise” benefits) without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Companies will be required to notify the Israeli Income Tax Authorities regarding the implementation of the Alternative Path. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

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

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 14 - Taxes on Income (cont’d)

A.	Company (cont'd)

(2)
As of December 31, 2010, the Company has no tax loss carryforwards in Israel except for capital losses of approximately $11.8 million which are available to offset future taxable capital gains for indefinite period.

(3)
As explained above, the Israeli Company is exempt from tax for a ten-year period.  Therefore, the Israeli Company has not recorded deferred tax assets and liabilities. Out of the Company’s accumulated deficit as of December 31, 2010, approximately $10.9 million are tax-exempt earnings attributable to its Approved Enterprise and approximately $17 million are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently- 25% pursuant to the implementation of the Investment Law). According to the Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders). As of December 31, 2010, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately $2.7 million. If income attributed to the Beneficiating Enterprise were distributed as dividend, or upon liquidation, the Company would incur a tax liability in the amount of approximately $4.2 million. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

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

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 14 - Taxes on Income (cont’d)

A.	Company (cont'd)

(6)	Amendment to the Law for the Encouragement of Capital Investments – 1959

On December 29, 2010 an amendment to the Law for the Encouragement of Capital Investments – 1959 was approved (hereinafter – “the Amendment to the Law”). The Amendment to the Law was published in the Official Gazette on January 6, 2011. The Amendment to the Law is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment to the Law. Companies can choose to not be included in the scope of the Amendment to the Law and to stay in the scope of the law before its amendment until the end of the benefits period. The 2012 tax year is the last year companies can choose as the year of election, providing that the minimum qualifying investment began in 2010.

The Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the “Ireland track” and the “Strategic” track) and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all the company’s income entitled to benefits, such as: for a preferred enterprise – in the 2011-2012 tax years – a tax rate of 10% for Development Area A and of 15% for the rest of the country, in the 2013-2014 tax years – a tax rate of 7% for Development Area A and of 12.5% for the rest of the country, and as from the 2015 tax year – 6% for Development Area A and 12% for the rest of the country. Furthermore, an enterprise that meets the definition of a special preferred enterprise is entitled to benefits for a period of 10 consecutive years and a reduced tax rate of 5% if it is located in Development Area A or of 8% if it is located in a different area.

The Amendment to the Law also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is a company, for both the distributing company and the shareholder. A tax rate of 15% shall continue to apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties, similar to the provisions of the existing law. Furthermore, the Amendment to the Law provides relief (hereinafter – “the relief”) with respect to tax paid on a dividend received by an Israeli company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment to the Law and the dividend is distributed after the date of the notice.

B.	Foreign subsidiaries

At December 31, 2010, all of the Company’s subsidiaries had local, federal and state accumulated net operating loss carryforwards of approximately $43,598. Federal and state tax loss carryforwards in the U.S subsidiary, totaling approximately $3,542, will expire through 2023. Operating loss carryforwards in the Japanese subsidiary, totaling approximately $24,572, will expire through 2016. Operating loss carryforwards in the German, French and Australian subsidiaries amounted to approximately $10,800, $4,640 and $44, respectively, and can be carried forward indefinitely.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 14 - Taxes on Income (cont’d)

C.	Profit (loss) before tax and income tax benefit (expense) included in the consolidated statements of operations

	Year ended December 31,
	2010	2009	2008
Profit (loss) before taxes on income and non controlling interest:
Israel	$8,232	$12,096	$2,536
Foreign jurisdiction	1,318	(194)	(367)
	$9,550	$11,902	$2,169

Current taxes:
Israel	$(294)	$500	$(286)
Foreign jurisdiction	(1,195)	(179)	208
	$(1,489)	$321	$(78)

Deferred taxes:
Israel	$-	$-	$-
Foreign jurisdiction	127	1,221	(172)
	127	$1,221	$(172)

Income tax benefit (expense)	$(1,362)	$1,542	$(250)

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

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2010. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 14 - Taxes on Income (cont’d)

D.           Deferred taxes (cont’d)

The tax effects of significant items comprising the Company’s deferred taxes:

	December 31,
	2010	2009
Deferred tax assets:
Tax loss carryforwards of subsidiaries	$15,111	$14,138
Other timing differences	1,638	1,474

Total gross deferred tax assets	16,749	15,612
Valuation allowance	(15,111)	(13,213)

Net deferred tax asset	$1,638	$2,399

Deferred tax liabilities - intangible assets acquired in business combination (see Note 16C)	$(5,871)	-

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2010	2009

Current assets – Deferred tax assets	$1,638	$2,207
Long-term assets – Deferred tax assets	-	192

	$1,638	$2,399

Long-term liabilities – Deferred tax liabilities	$(5,871)	-

The net changes in the total valuation allowance for the years ended December 31, 2010, 2009 and 2008 are $1,898 and $2,206 and $2,324, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

E.	Reconciliation of the statutory tax benefit (expense) to actual income tax benefit (expense)

	Year ended December 31,
	2010		2009	2008
Profit before taxes on income		$9,550	$11,902	$2,169
Tax rate		25%	26%	27%
Computed expected tax		(2,388)	(3,095)	(586)
Tax benefits arising from approved enterprises (*)		2,058	3,145	707
Changes in unrecognized tax benefits		(57)	2,561	(320)
Permanent difference and other		64	1,020	2,034
Change in valuation allowance		(1,898)	(2,206)	(2,324)
Foreign tax rate differential		859	117	239
Income tax benefit (expense)	$	(1,362)	$1,542	$(250)

(*) Net earnings per share – amounts of the benefit resulting from the Approved Enterprises:

Basic	$0.07	$0.11	$0.02
Diluted	$0.07	$0.10	$0.02

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 14 - Taxes on Income (cont’d)

F.           Accounting for income tax uncertainties

The Company and its subsidiaries file income tax returns in Israel, the U.S and other foreign jurisdictions. The U.S. subsidiary files income tax returns in federal jurisdictions, and various states within the U.S. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004.

On June 30, 2009, the Company signed a settlement agreement with the ITA, relating to an audit of its income tax returns for 2004 through 2007. As a result of this agreement, the unrecognized tax benefits decreased significantly. In addition, in January 2010, the German subsidiary signed a settlement agreement with the German Tax Authorities relating to an audit of its income tax returns for 2002 through 2007. This agreement did not have a material impact on the Company’s financial position or results of operations.

A reconciliation of the beginning and ending amount of unrecognized tax benefits based on the provisions of FASB ASC Subtopic 740-10, is as follows:

	2010	2009	2008
Balance at January 1	$3,974	$7,091	$6,771
Additions based on tax positions related to the current year	635	1,497	180
Additions for tax positions of prior years	-	507	140
Reductions for tax positions of prior years	(618)	(2,010)	-
Settlements	-	(3,111)	-
Balance at December 31	$3,991	$3,974	$7,091

Unrecognized tax benefits in the amount of $3,991, if recognized, would affect the effective tax rate of the Company. The Company does not expect unrecognized tax benefits to change significantly over the next 12 months.

During the years ended December 31, 2010, 2009 and 2008 the Company recorded approximately $76, $248 and $415, respectively in interest relating to unrecognized tax benefits in the consolidated statements of operations and accrued $248 and $324 in the balance sheets as of December 31, 2009 and 2010, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 15 - Fair Value of Financial Instruments

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2010 and 2009:

		In active markets for	Significant other	Significant
	December 31,	identical assets	observable	unobservable
	2010	(Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short-term investments	$11,181	$11,181	$-	$-
Long-term marketable securities	3,873	3,873	-	-
Derivatives	(132)		(132)	-
Total At December 31, 2010	$14,922	$15,054	$(132)	$-

		In active markets for	Significant other	Significant
	December 31,	identical assets	observable	unobservable
	2009	(Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short-term investments	$21,847	$21,847	$-	$-
Long-term marketable securities	16,956	16,956	-	-
Derivatives	824	-	824	-
Total At December 31, 2009	$39,627	$38,803	$824	$-

Foreign Exchange Contracts

The Company and its subsidiaries complete transactions in currencies other than their functional currencies. The Company’s primary objective with respect to currency risk is to reduce net income volatility that would otherwise occur due to exchange-rate fluctuations. In order to minimize the risk of gain or loss due to exchange rates, the Company uses foreign currency derivatives. As of December 31, 2010, the Company held foreign currency forward contracts aggregating $2,121 hedging Australian dollar, $15,920 hedging Euros, and $40,478 hedging Israeli Shekel. Such instruments had a combined fair value loss of $132 and gain of $824 as of December 31, 2010 and 2009, respectively, based on quotations from financial institutions. The Company is not applying hedge accounting. Gains /losses on these instruments are recognized in the consolidated statement of operations.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 16 - Acquisition and Investment

A.           Acquisition of Bravo pH monitoring business

In December 2008, the Company acquired the Bravo pH monitoring business from Medtronic, Inc. (“Medtronic”) for $20,000 in cash. For accounting purposes, the transaction was valued at $20,501 (including transaction costs of $501).

During a twelve month transition period ended December 8, 2009, Medtronic supplied the Bravo system to the Company. During this time the Company completed the transfer of the manufacturing lines of this product to Israel. In addition, during this transition period, Medtronic completed product development tasks assigned to it under the acquisition agreements and received $500, initially held in escrow pending completion of these tasks on schedule. In addition, small percentage of the purchase price was put in escrow to secure Medtronic’s indemnity obligations under the acquisition agreement. The acquired Bravo business consisted of intangible assets related to the core technology of the business, manufacturing equipment, customer relationships, in-process research and development, and shares in a wholly owned subsidiary of Medtronic holding a number of intellectual property assets and goodwill.

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
(Dollars in thousands)

Note 16 - Acquisition and Investment (cont'd)

A.           Acquisition of Bravo pH monitoring business (cont'd)

An amount of $4,700 of the purchase price was allocated to the estimated fair value of purchased in-process research and development, which, as of the closing date of the acquisition had not reached technological feasibility and had no alternative future use, and therefore charged to operating expenses upon acquisition.

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

Subsequently, in October 2009, the Board of Directors of GIKK approved an additional round of financing of $4.4 million (in Japanese Yen). The two other shareholders of GIKK declined to invest and the Company invested the entire amount and was issued 6.4 million new shares of GIKK. As a result, the Company’s share in GIKK increased to 86% of the total issued and outstanding shares of GIKK, as of December 31, 2009.

On July 7, 2010 the Company purchased the remaining 721,025 shares from the non-controlling   shareholder, representing the entire shares held by the seller, for a total consideration of approximately $403. As a result, the Company’s share in GIKK increased by 7%, to 93% of the total issued and outstanding shares of GIKK.

As to impairment of goodwill, see Note 17.

C.     Acquisition of Sierra

On April 1, 2010, as part of the Company’s strategy of expanding its product offerings, the Company completed the acquisition of Sierra, a leading provider of specialty diagnostic devices for the gastrointestinal tract (the “SSI Acquisition”). Under the terms governing the SSI Acquisition, on the closing date of the SSI Acquisition (the “SSI Closing Date”), the Company paid $34.8 million in cash for all of the issued and outstanding shares of Sierra’s common stock. Transaction costs in connection with the SSI Acquisition, in the amount of $936,000, were recorded as expenses in the Company’s consolidated statement of operations for the year ended December 31, 2010.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 16 - Acquisition and Investment (cont'd)

The Company accounted for the SSI Acquisition using the purchase method of accounting. The following table represents the final allocation of the purchase price of Sierra:

$ in thousands

Current assets	$7,967
Property, plant and equipment	533
Other long-term assets	65
Identifiable intangible assets:
In-process research and development	5,306
Technological intellectual property (1)	7,562
Backlog	612
Business-related intellectual property (2)	3,711
Goodwill	20,523
Total assets acquired	46,279
Current liabilities	4,761
Deferred tax liability	6,759
Other non-current liabilities	9
Total liabilities assumed	11,529

Net assets acquired	$34,750

(1)          Amortized over a period of 8 years.
(2)          Amortized over periods ranging from 8 to 15 years.

The goodwill is attributable to the significant synergies expected to arise after the Company’s acquisition of Sierra.

The operations of Sierra have been included in the consolidated financial statements of the Company from April 1, 2010.  The acquisition of Sierra contributed revenues of $17.9 million and net loss of $716 to the Company for the period from April 1, 2010 to December 31, 2010.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 16 - Acquisition and Investment (cont'd)

Below are certain unaudited pro forma, combined statement of operations data for the years ended December 31, 2010 and 2009, presented as if the SSI Acquisition had occurred on January 1, 2009, after giving effect to: (a) purchase accounting adjustments, including the increase in amortization of identifiable intangible assets; and (b) estimated decrease in interest income due to the deduction of interest income on the Company’s cash, cash equivalents and marketable securities used as cash consideration in the acquisition.  This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition actually taken place at the beginning of 2009, nor is it necessarily indicative of future results.

	Year ended December 31
	2010	2009
	$ in millions
	(unaudited)
Net sales	$162.5	$160.3
Net income	$9.9	$12.9
Net income attributable to shareholders*	$10.2	$13.8
Earnings per share:
Basic	$0.34	$0.47
Diluted	$0.33	$0.45

*
Includes net amortization in the amount of approximately $766 and $1,528 and decrease in interest income of approximately $88 and $350  in 2010 and 2009, respectively. In addition, transaction costs of $936 that were recorded in 2010, were eliminated.

Note 17 - Goodwill

Goodwill reflects the excess of the purchase price of the Bravo pH monitoring business acquired in December 2008 over the fair value of net assets (see note 16 A) and the excess of the cash invested over the fair value of the Company’s share in the net assets of its subsidiary in Japan.

Based on the annual impairment tests performed relating to the goodwill in the Japanese subsidiary, the Company recorded its impairment losses of $20, $483 and $406 in 2010, 2009 and 2008, respectively, as a result of ongoing operating losses. The Company recognized the impairment losses as part of the Operating expenses - other. All the goodwill related to the Japanese subsidiary has been written off.

The Company has set its annual impairment testing date for Sierra and for Bravo operations at December 31, 2010 and no impairment charge was recognized.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(Dollars in thousands)

Note 17 - Goodwill (cont'd)

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows:

	December 31,
	2010	2009
Balance as of January 1
Goodwill	$4,475	$4,475
Accumulated impairment losses	(889)	(406)
	3,586	4,069
Goodwill acquired during the year	20,523	-
Impairment loss	(20)	(483)
Balance as of December 31
Goodwill	24,998	4,475
Accumulated impairment losses	(909)	(889)

	$24,089	$3,586

Note 18- Dividend

On February 10, 2009, the Board of Directors decided to declare and distribute a dividend of $0.54 per share. This dividend was paid on March 11, 2009. In making the decision to pay the dividend, the Board reviewed the Company's current and projected liquidity, its anticipated operating performance, and its growth strategies. No additional dividends are currently anticipated.