Form 20-F
period 2011-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2012-03-13
CIK 315126

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011
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
______________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 29,660,017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

For the purpose of this Annual Report, the terms "group companies" and "companies in our group" collectively refer to subsidiaries, associates and other companies in which we have direct or indirect holdings through our wholly-owned subsidiaries, Elbit Ltd., or Elbit, and DEP Technology Holdings Ltd., or DEP, including DEP's 50.1% subsidiary, RDC Rafael Development Corporation Ltd., or RDC, and Navitrio Ltd., or Navitrio, an 80% held subsidiary. Our ownership interests in our group companies reflected in this Annual Report represent our beneficial ownership interests in the outstanding shares of these companies as of December 31, 2011 unless otherwise expressly indicated. Our outstanding beneficial ownership interests in the preferred shares of these companies are represented on an as-converted-basis, unless otherwise indicated. Except where expressly otherwise stated herein, our beneficial ownership interests do not take into account dilution due to the exercise of options or other convertible instruments and accordingly are subject to change as a result of the exercise of such options. We have also indicated our direct holding and our share in the holding of RDC in a group company where applicable. The references in this Annual Report to the Statement of Financial Position items are as of December 31, 2011 unless otherwise indicated.

Please be advised that information not required by this Annual Report on this Form 20-F has been included in order to make the disclosure more consistent with the information disclosed in the previous annual report under applicable US Securities Laws.

Cautionary Note Regarding Forward-Looking Statements

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

Group Companies Holdings Diagram

The following is a diagram of our holdings in our group companies, including the group operating companies held through our direct subsidiaries, DEP, RDC and Navitrio directly indicating our percentage interests in the outstanding share capital of our group companies (reflecting our holdings in ordinary shares and preferred shares on an as converted basis and not on a fully diluted basis):

Enablence

100%

27%

Pocared
Elbit Ltd.
Wave Systems
GigOptix
Inc.
Navitrio
Cloudyn
SmartWave
SyncRx.
Kyma(4)
RDC
InnoMed Ventures
L.P
DEP
Given Imaging(3)
Starling
Aqwise
Atlantium
Plymedia
Jordan Valley(2)
Notal
Vision
NuLens
BrainsGate(1)

Elron Electronic Industries Ltd.

80%
9%
44%
100%
87%
65%
22%
39%
34%
23%
28%
19%
20%
35%
27%
41%
7%
14%
100%
2%
1%
50.1%

(1) After the reporting date and prior to the filing of this Annual Report, our shareholding in the issued and outstanding share capital of BrainsGate increased to 29%.
(2) As of the reporting date, to the best of our knowledge, Clal Electronic Industries Ltd., a company held by IDB holds approximately 31% of Jordan Valley's issued share capital.
(3) As of the reporting date, to the best of our knowledge, Discount Investment Corporation Ltd. or DIC, holds approximately 15.5% of Given Imaging's issued share capital.
(4) After the reporting date and prior to the filing of this Annual Report, RDC's shareholding in the issued and outstanding share capital of Kyma increased to 67%.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following selected financial data for the years ended and as of December 31, 2007, 2008, 2009, 2010 and 2011 are derived from our audited consolidated financial statements, of which the Consolidated Statements of Financial Position as of January 1, 2008, December 31, 2008, 2009,  2010 and 2011, and the Consolidated Statement of Income, for each of the years ended December 31, 2009, 2010 and 2011 appear later in this Annual Report and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. The first consolidated financial statements that were prepared in accordance with IFRS were our consolidated financial statements as of December 31, 2009. The selected consolidated statement of income financial data for the year ended December 31, 2007 is derived from our audited consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, not included in this Annual Report. You should read the following selected financial data together with "Item 5 – Operating and Financial Review and Prospects" of this Annual Report, "Item 8 – Financial Information" of this Annual Report and our consolidated financial statements together with the notes thereto included elsewhere in this Annual Report. Please see Note 22 to our consolidated financial statements with respect to the computation of basic and diluted net earnings (loss) per ordinary share

Item 3.	Key Information (Cont.)

Consolidated statements of income

(in thousands of U.S. Dollars ("U.S. Dollars", "U.S. $" or "$"), except share and per share data)

In accordance with IFRS:

	Years ended December 31,
	2008	2009	2010	2011
Income
Sales of goods	6,237	9,904	9,608	14,103
Gain from disposal of businesses and associates and changes in holding in associates, net	783	31,802	160,010	35, 815
Financial income	6,259	1,413	2,739	1,504
	13,279	43,119	172,357	51,422
Cost and Expenses:
Cost of sales	3,200	4,824	3,948	5,823
Research and development expenses, net	29,911	25,699	18,209	18,184
Selling and marketing expenses	7,525	8,985	6,551	5,672
General and administrative expenses	19,065	15,865	13,577	10,474
Equity in losses of associates, net	40,146	10,514	10,863	10,374
Amortization of intangible assets	1,061	1,416	1,484	313
Other expenses, net	257	2,230	3,136	19,434
Financial expenses	4,800	5,434	3,031	3,859
	105,965	74,967	60,799	74,133
Income (loss) before taxes on income	(92,686)	(31,848)	111,558	(22,711)
Taxes on income (tax benefit)	(32)	(2,453)	6,112	602
Net income (loss)	(92,654)	(29,395)	105,446	(23,313)
Net income (loss) attributable to Elron's shareholders	(71,834)	(14,304)	60,678	(17,021)
Net income (loss) attributable to non-controlling interest	(20,820)	(15,091)	44,768	(6,292)
Net income (loss)	(92,654)	(29,395)	105,446	(23,313)
Net income (loss) per share attributable to shareholders:
Basic gain (loss) per share	(2.43)	(0.48)	1.98	(0.63)
Weighted average number of ordinary shares used in computing basic gain (loss) per share (in thousands)	29,650	29,650	29,655	29,660
Diluted gain (loss) per share	(2.44)	(0.49)	1.98	(0.63)
Weighted average number of ordinary shares used in computing diluted gain (loss) per share (in thousands)	29,650	29,650	29,666	29,660

Item 3.	Key Information (Cont.)

Consolidated statements of income (Cont.)

(in thousands of U.S. Dollars ("U.S. Dollars", "U.S. $" or "$"), except share and per share data)

In accordance with U.S. GAAP

Year ended December 31
2007

Income:
Net revenues	4,371
Equity in losses of affiliated companies ....	(20,416)
Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	14,854
Other expenses, net	(3,214)
Financial income, net	3,945
(460)
Costs and expenses:
Cost of revenues	2,233
Research and development costs, net	13,284
Marketing and selling expenses, net	2,802
General and administrative expenses	13,716
Amortization of intangible assets and acquired in- process- research and development write-off	2,306
34,341

Loss before taxes on income from continuing operations	(34,801)
Taxes on income	(7,544)
Net loss from continuing operations	(42,345)
Net loss	(42,345)

Net income (loss) per share:
Basic -
Net loss attributable to Elron's shareholders	(1.25)
Weighted average number of ordinary shares used in computing basic net income per share (in thousands)	29,619
Diluted -
Net loss attributable to Elron's shareholders	(1.27)
Weighted average number of ordinary shares used in computing diluted net income per share in thousands)	29,619

Item 3.	Key Information (Cont.)

Consolidated Statement of Financial Position

(in thousands of U.S. Dollars ("U.S. Dollars", "U.S. $" or "$"), except share and per share data)

In accordance with IFRS

	As of January 1,	As of December 31,
	2008	2008	2009	2010	2011

Cash, cash equivalents and short-term and long term investments	74,362	17,507	64,807	56,904	40,078
Assets held for sale	-	-	-	17,211	3,155
Investments in associate companies and in other companies and long term receivables	158,059	175,877	128,704	157,808	134,237
Total assets	243,426	219,579	213,080	250,338	208,054
Total current liabilities	22,056	20,095	25,937	14,782	4,993
Long term loans from banks and others	2,244	35,141	36,981	535	3,288
Long term loans from shareholders	-	6,176	16,737	-	-
Employee benefits	561	991	194	134	1
Total equity	212,656	146,051	122,093	219,493	193,808
Equity attributable to Elron's shareholders	209,613	139,506	126,469	195,921	173,373
Capital stock	208,338	209,558	209,968	214,806	208,973

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Specific Risks Affecting Elron

We have voluntarily delisted from the Nasdaq Global Select Market and at this stage we intend to seek to terminate our Exchange Act registration.  In view of the significant costs associated with maintaining a U.S. listing, our relatively limited number of U.S. holders of record and the fact that a substantial majority of the trading of our shares then occurred on the Tel Aviv Stock Exchange, or TASE, we voluntarily delisted our shares from the Nasdaq Global Select Market, or Nasdaq, on January 6, 2010. As a result of our delisting, we are now required to comply with reporting requirements in accordance with both Israeli and applicable U.S. securities laws. At this stage, we intend to terminate the registration of our shares under the Exchange Act as soon as permitted under SEC rules. The foregoing actions may have an adverse impact on the market price for our ordinary shares. If we are successful in terminating our Exchange Act registration, we will no longer be obligated to file reports with or furnish reports to the SEC, including annual reports on Form 20-F and reports on Form 6-K. After deregistration under the Exchange Act, we will continue to be governed by disclosure requirements under applicable Israeli law and regulations. For more information see "Item 4A History and Development of the Company".

If our cash resources are insufficient to finance our operations, we may be unable to obtain alternative sources of financing and consequently may be unable to invest in existing and new companies. Our financial resources are dependent upon the proceeds of realization of our holdings in our group companies, loans and credit lines, and receipt of dividends from our group companies. In the absence of sufficient financial resources, there is no assurance that we will be successful in raising additional financial resources for our activities and continued support of and investment in our existing and new companies. In November 2011, we secured a $30 million credit facility with Silicon Valley Bank which we have not yet utilized. At the time the credit line is actually utilized, we will be required to pledge shares directly held by us in Given Imaging Ltd., or Given Imaging, in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares to the amount of credit utilized. The market price of Given Imaging's shares is subject to fluctuations. To the extent that the share price of Given Imaging declines, we may be unable to fully utilize the credit line. Furthermore, pursuant to the credit agreement, once the credit line is actually utilized, should the ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then we shall either pledge additional Given Imaging shares or repay a portion of the credit utilized in order to maintain a coverage ratio of 3.25, or provide alternative collateral acceptable to the bank. Should Given Imaging's share price decrease, and we are unable to pledge additional Given Imaging shares, provide alternative collateral or repay a portion of the credit utilized, the Bank may ask for immediate repayment. In such case, we can provide no assurances that we will be able to obtain alternative cash resources on satisfactory terms or at all.

We may be deemed to be an investment company under the U.S. Investment Company Act of 1940. Generally, a company must register under the Investment Company Act of 1940 as amended, or the 1940 Act, and comply with significant restrictions on operations and transactions with affiliates if it is engaged in the business of investing, owning, holding or trading securities and owns investment securities (as defined in the 1940 Act) exceeding 40% of the company's total assets, or if it holds itself out as being engaged primarily in the business of investing in, reinvesting or trading securities. The 1940 Act provides for various exemptions from the obligation to register thereunder, and in 1980 we received an order from the SEC, declaring that we are not an investment company under the 1940 Act. If certain of our investments were to adversely affect our status under the 1940 Act, we might need to dispose of or acquire other investments to avoid the requirement to register as an investment company on terms that may not be favorable to us. In addition, if we were deemed to be an investment company and therefore required to register as such under the 1940 Act, we would be unable to continue operating as we currently do, as a result of which our market value could be severely harmed.

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

We believe that in 2011 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our analysis is based, among other things, upon certain assumptions and methodologies with respect to the values that we have used; our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we have held; and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.

There is no assurance that the IRS will not challenge our assumptions and methodologies. If the IRS were to challenge successfully such assumptions or methodologies, we may potentially be classified as a PFIC for 2011 or prior taxable years. Furthermore, there can be no assurance that we will not become a PFIC in the future. U.S. holders of our shares are urged to consult their tax advisors regarding the potential application and effects of the PFIC rules.

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

Our principal shareholder, Discount Investment Corporation, or DIC, has the ability to direct our business and affairs. As of December 31, 2011, DIC beneficially owned an aggregate of approximately 50.46% of our ordinary shares and accordingly has the power to elect a majority of the members of our board of directors. The majority of the members of our board of directors are officers or directors of DIC or of its controlling shareholders or affiliates of its controlling shareholders. Accordingly, DIC has the ability to direct our business and affairs. In addition, DIC's control over us may impose various regulatory restrictions on our activities. See risk factors below regarding anti-trust regulations, recommendations for increasing competitiveness in the Israeli economy, and Bank of Israel regulations on borrowing from Israeli banks. Furthermore, we entered into a Services Agreement with DIC pursuant to which, effective from May 1, 2009, we receive substantially all of our managerial and administrative services from DIC within the framework of which a vice president of DIC serves as our Chief Executive Officer. On February 1, 2012, following approval of our audit committee and board of directors, our shareholders approved an amendment and renewal of the Services Agreement for a further three year period commencing from May 1, 2012. For more information see "Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders."

Risks Affecting Us and the Companies in Our Group

Ongoing uncertainty regarding global and local economic conditions has adversely affected and may continue to adversely affect our and our group companies' results and financial condition and could lead to impairment charges. The year 2011 was characterized by a severe blow to global economic growth. The second half of 2011 continued to experience an increased slowdown in both developed and emerging economies (specifically, India, China and Brazil); with the main threat to the financial stability and global growth stemming from European countries, in light of the debt crisis in Southern Europe, in particular Greece, while there is concern over (an at least partial) Eurozone breakup, which may lead to a deeper financial crisis; similarly it seems that without  a consensus on how to handle the debt crisis in Europe and implement reliable and consistent recovery measures, this crisis may persist and impede growth in Europe in 2012 and consequently impede overall global growth.

Overall in 2011, there were improvements in the Israeli economy: the GDP increased by approximately 4.8%, exports increased by 4.5%, private consumption increased by 4.0%, and investments increased by 15%. However, the rate of growth decreased during the year, at the same time the global economy, and particularly Europe, experienced economic slowdown. In 2011, the Israeli stock market sharply declined in light of global developments, the rise of geo-political uncertainty in the Middle East, and the impact of the social protest in Israel which broke out in mid-year and led to the initial implementation of the Israeli Trajtenberg Committee's recommendations for socio-economic change and to a significant increase in the future tax rates on company gains and capital gains. The growing concern in the markets also led to sharp fluctuations and to higher yields on corporate bonds. Toward the end of 2011 and the beginning of 2012, the stock markets and corporate bonds markets improved in light of cautious optimism over the handling of the European debt and positive financial figures in the U.S.

The developments in the global markets and particularly in the Eurozone and in the United States, which include securities' prices and currencies' exchange rate fluctuations, as well as the domestic developments described above, have affected and may continue to affect our and our group companies' results of operations, liquidity, value of equity, value and exit potential of assets, business (including the demand for our group companies' products), financial covenants, ability to distribute dividends, ability to raise financing as required for day-to-day, long-term and R&D operations, allocation of resources, and availability and terms of financing from financial institutions and banks.

Our financial results and financial condition are principally impacted by the results of operation of, and the value of our holdings in, our group companies, which are primarily concentrated in Given Imaging. As of December 31, 2011, the carrying amount of our holdings in our group companies (including investment in assets held for sale) represented approximately 63% of our total assets out of which the carrying amount of our holding in Given Imaging represented approximately 50%. If our group companies experience difficulties in the future, or if there are adverse changes in their fair value, our financial results and/or the value of our assets will be adversely affected, and we may need to write-down or write-off the carrying value of our holdings.

Our financial results significantly depend on the results of operations of our group companies, which continue to invest heavily in their development and of which most have generated losses. Our results of operations are directly impacted by the results of operations of our group companies accounted for under the equity or consolidation method. To the extent any of these companies have poor financial results or encounter difficulties in their operations, our financial results will be negatively impacted. Many of these companies are in the development stage and have not yet generated significant revenues, if at all, have incurred losses and have invested heavily in research and development and marketing of their products. We anticipate that the majority of these companies will continue to record losses in the future.

Our financial results and our cash reserves are directly impacted by our ability to conclude "exit" transactions at significant values. Our financial results and cash reserves are directly impacted by our ability to conclude "exit" transactions for certain of the companies in our group. The impact of a global economic slowdown may adversely affect our ability to effect exit transactions at significant values. To the extent that worldwide market conditions in the high technology industry or other factors such as the impact of an economic crisis or trends in the venture capital industry, do not permit us to conclude these types of transactions, our results and cash resources will be adversely affected.

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

Our ability to invest in companies or conclude exit transactions may be adversely affected and/or prevented by anti-trust regulations both in Israel and abroad. The Israeli and international anti-trust laws may adversely affect and even prevent our or our group companies' ability to invest in companies or to effect exit transactions. Certain of these transactions may be subject to the approval of the General Director of the Israeli Anti-Trust Authority, or the General Director, which approval may be refused or given with certain conditions. Due to the fact that IDBD, in 2010, after receiving the approval of the General Director, increased its shareholding through DIC and Clal Insurance Enterprise Holdings Ltd, or Clal Insurance, to more than 50% of our shares, any enquiry as to whether an investment transaction needs to be reported to or to receive the consent of the General Director will be more extensive in its scope taking into account other companies within the IDBD group of companies. In addition, since our group companies may become involved in or be the subject of cross border transactions, foreign anti-trust approvals in countries in which the parties to the transaction operate, such as the United States and Europe, may also be required, which may in turn delay or prevent such transactions from taking place.

Recent antitrust legislation passed in Israel imposing restrictions on concentrated groups may adversely affect our business. In July 2011, an amendment to the Israeli Antitrust Bill was passed which empowers the General Director to declare concentrated groups in markets in which only a few competitors operate, and to issue instructions to members of concentrated groups, inter alia, to eliminate entry barriers to the relevant industry, and to eliminate barriers against switching between market competitors. To the extent that due to the amendment, concentrated groups will be declared and restrictions will be imposed upon their activities, we and our group companies may be affected in light of IDBD's control of us through DIC.

Recent recommendations of the Israeli committee for increasing competitiveness in the economy may adversely affect our business. In October 2010, the Israeli prime minister announced the formation of a committee for increasing competitiveness in the economy, or, the "Committee", whose purpose it is to recommend to the government possible policy measures to deal with the question of the structure of holdings in the economy, and in this regard, among other things, to examine the issue of non-financial companies controlling financial companies and the issue of limiting control of public companies via pyramid holding structures (including by means of taxing activities carried out within the business group). The object of the Committee is to achieve certain goals which were defined for it, and among them, preserving the stability of the financial system and increasing the competitiveness and efficiency of market activity.

In February 2012, the Committee submitted its final recommendations, which include, inter alia, the following recommendations: Limiting the control of public companies in a pyramid structure by limiting the number of tiers to three tiers in existing structures (according to the recommendations we may be deemed as a fourth tier company) and to two tiers for new companies and by strengthening the independence of the board of directors of certain public companies within a pyramid structure; restricting the exposure of an institutional body to a single issuer, to a group of borrowers, and to the largest issuers and groups of borrowers; and requiring that the functions in charge of procedures for the allocation of public rights and assets will consider as part of the allocation process considerations of competition in the sector and the decentralization of control in essential infrastructures.

The adoption and implementation of the Committee's recommendations (for several of which the Committee has recommended a four year transition period) particularly those pertaining to companies included in a pyramid structure, if any, may have a material effect on us, with respect to restrictions on the structure of our holdings, our control of public companies, our ability to purchase or dispose of holdings in public companies and the value of our holdings in such companies and our ability to bring our private group companies to effect public offerings of shares in the industries in which we shall operate.

We may not receive the entire proceeds due to us from exit transactions of our group companies. During the execution of exit transactions, we, as shareholders of our group companies, and/or our group companies are often called upon to make representations and warranties to the acquirer about the relevant group company and to, under certain circumstances, indemnify the acquirer for damages should such representations or warranties prove to be inaccurate.  In addition, a portion of the sale proceeds is often held in escrow as security for the indemnification obligations, which may expose us to the risk of ultimately not receiving all or part of such portion of the proceeds should the representations and warranties prove to be inaccurate. Also, certain proceeds may be contingent upon future performance of such companies following the exit transaction and over which we have no control and accordingly, there is no assurance that such proceeds will be ultimately paid to us in full or at all. Should we not receive the entire proceeds due to us from exit transactions of our group companies in the circumstances described above, it may affect our results of operations and financial condition. Regarding representations and deposit of moneys in escrow in connection with the sale transactions of Medingo, Teledata, and Wavion, see "Item 4A" below.

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

The market price of our ordinary shares is subject to fluctuations. The market price of our ordinary shares has fluctuated significantly over time. The following factors, among others, may significantly impact the market price of our ordinary shares:

•	any slowdown of the global economic condition;

•	the market price of our group companies that are publicly traded, in particular, Given Imaging;

•	low trading volume of our ordinary shares, which has decreased and may further decrease following our delisting from Nasdaq;

•
announcements by our group companies (or by us regarding our group companies), their competitors or other third parties of technological innovations, new products, regulatory developments, new clinical data regarding current or future products or earnings or losses;

•	delays or failures in the development of products of our group companies;

•	periodic variations in results of operations of our group companies;

•	factors that generally affect the market for stocks of medical device and other companies;

•	political, economic or other developments affecting Israel and its region; and

•	quarter-to-quarter fluctuations in our financial results.

Many of our group companies may face difficulties in obtaining future financing on favorable terms or at all. Many of our group companies are in the development stage and have extensive research and development and marketing costs and limited revenues, if any. In order to succeed, these companies may require additional capital to fund these costs. If these companies have difficulties obtaining financing from their current shareholders, or from external financing sources, inter alia, as a result of the impact of trends in the venture capital industry, their continued operations may be at risk and such difficulties may materially adversely affect their results of operations and financial performance. This would also adversely affect our financial performance and results of operations.

Bank of Israel regulations limit our and our group companies' ability to borrow from Israeli banks. Bank of Israel regulations limit Israeli banks to extend credit in excess of certain levels to companies and individuals considered to be in an associate group, which effectively limit the amount available to companies within such group for borrowing from such banks. We and our group companies are part of the IDBD group of affiliated companies, which is one of the largest groups of affiliated companies in Israel. The IDBD group includes many Israeli companies that may require, or that hold ownership interests in companies that may require, extensive credit facilities from Israeli banks for the operation of their businesses. These regulations may result in difficulties for us and our group companies in obtaining or increasing bank financing, if required, from Israeli banks, and may affect our and their ability to make investments for which bank credit is required or to invest in companies that received large credit facilities from certain Israeli banks as well as their ability to conduct certain business activities in cooperation with parties who received such credit facilities.

Our results, and the value of our investments, are affected by volatility in the securities markets. Securities markets in general are volatile, even more so with negative economic developments, and are particularly volatile for publicly traded high-technology companies, including companies that have a significant presence in Israel. Although the volatility of these companies' securities is not necessarily related to their operating performance, such volatility may result in these companies experiencing difficulties in raising additional financing required to effectively operate and grow their businesses as well as difficulties in executing exit transactions in these companies. These difficulties and the volatility of the securities markets in general, and specifically during economic slowdowns, have affected and may continue to affect our and our group companies' ability to realize our investments or to raise financing, which in turn may result in us having to record impairment charges.

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

Most of our group companies are dependent upon proprietary technology, which may be infringed by, or may infringe upon, the proprietary technology of others. Most of our group companies depend significantly on their proprietary technology for their success. Like many other technology companies, most of these companies rely on a combination of protection laws within the field of patents, copyrights and trademarks together with non-disclosure agreements, confidentiality clauses in their agreements, including employment agreements, and technical measures to establish and protect proprietary rights in their products. However, these legal means may not adequately protect our group companies' rights or permit them to acquire or maintain any competitive advantage. The process of issuing a patent may sometimes be lengthy and may not always result in patents issued in a form that will be advantageous to our group companies, or at all, and patents and applications for patents may be challenged, invalidated or circumvented by third parties. The life time of a patent is usually fixed for 20 years from the date of the filing of the application for registration of the patent. During the protection period, the patent holder is required, in certain countries, to pay periodic fees to maintain the rights in the patent. In some countries, there are special arrangements with respect to patents, in the framework of which the patent holder may, subject to the conditions set forth in the relevant legislation, apply for an extension of the patent period for an additional period of time over and above the original patent period. An extension application usually entails payment of fees and additional costs. There is no certainty that in the countries that allow an extension, it will indeed be granted at the end of the proceedings defined in the laws of such countries. In addition, there is no certainty that applications for the registration of a patent that shall have been filed by our group companies shall result in the registration of a patent and/or that there will be no attempts by third parties to challenge those patents registered by the companies, and even sue for the revocation thereof. In addition, the mere fact of a patent being registered does not prevent competitors of our group companies from manufacturing products which are identical to products of our group companies, but rather entitles patent holders to sue such infringing competitors for infringement of their registered patents.

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

The technological fields within which our group companies operate involve a high level of risk and uncertainty. Penetration into the technological fields within which our group companies operate involves a high level of risk and uncertainty and requires the investment of considerable sums of money and time. Our group companies may fail in either the development of the products, manufacturing of the products, or obtaining the necessary approvals for commercializing the products. The research and development of each product in its respective technological field within which our group companies operate, particularly companies in the medical device field, takes many years and requires the employment of high quality development personnel. Every product development project entails many scientific and engineering complexities and extensive technological know-how is required for the development of the product. The absence of technological and business know-how and suitable technological infrastructure may lead to a delay or failure in the product development. In addition, there is also the risk that after completion of the development and approval processes, a competitor may have developed superior technology, which gives it a competitive advantage. Furthermore it is difficult to transition from development stage to marketing and manufacturing stage operations, including establishing commercial manufacturing capabilities and establishing sales and marketing infrastructure. Delays, difficulties or failures associated with developing, manufacturing, or marketing products, or associated with new product introductions or product enhancements, could materially adversely affect the financial condition and results of operations of these companies and, as a result, our financial condition and results of operation.

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

Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future and may be restrictive in their terms. Certain of our group companies participate in programs of the Office of the Israeli Chief Scientist, or, the OCS, and the Israel Investment Center, from which they receive grants of between 20% and 50% of the research and development expenses and other benefits for the financing of a portion of their research and development expenditures in Israel as relevant. In consideration for receiving a grant from the OCS, the company receiving the grant, or, the Recipient Company, is obligated to pay the OCS royalties from the revenues generated from the sale of  products (and related services) or services developed (in all or in part) according to, or as a result of, a research and development program funded by the OCS (at rates which are determined under the Israeli Encouragement of Industrial Research and Development Law, 1984 and related regulations, or the R&D Law, up to the aggregate amount of the total grants received by the OCS, plus annual interest (as determined in the R&D Law). Any intellectual property developed using the OCS grants and any right derived therefrom must be fully and originally owned by the Recipient Company unless transfer thereof is approved in accordance with provisions of the R&D Law.

The terms of such OCS programs may restrict the ability of our group companies which received funds from the OCS to manufacture products and/or transfer know-how or technologies outside of Israel (as further detailed below). The benefits available under these programs depend on our group companies meeting specified conditions. There is no assurance as to availability or the level of the OCS grants in the future.

The Recipient Company is subject to certain obligations under the R&D Law. The pertinent obligations are as follows:

•
Local Manufacturing Obligation: Products developed as a result of OCS funded R&D must, as a general matter, be manufactured in Israel. The transfer of manufacturing capacity outside of Israel, in whole or in part, is subject to the OCS's prior written approval (except for the transfer of less than 10% of the manufacturing capacity in the aggregate) and the payment of royalties at an increased rate (between 120% and 300% of the amount of the grant (depending on the manufacturing volume that is performed outside of Israel), less royalties already paid to the OCS).

•
Know-How transfer limitation: The R&D Law restricts the ability to transfer know-how funded by the OCS outside of Israel. Transfer of OCS funded know-how outside of Israel requires prior OCS approval and is subject to certain payment to the OCS calculated according to formulae provided under the R&D Law.

In the event that group companies which received grants from the OCS, request to manufacture outside Israel OCS funded products or to sell their OCS funded know-how or part thereof to a non-Israeli entity, including within the framework of the sale of that company or its assets, the approval of the OCS will be required and this will involve additional payments to the State of Israel.

As of the date of filing this Annual Report, the payment due to the State of Israel for the transfer of OCS funded know-how from Israel within the framework of a sale of the Recipient company whereby it ceases to exist as an Israeli entity is calculated, in general, according to a formula based on the consideration for the said sale, and the proportion of the grants received to the aggregate investments made by the Recipient Company less certain amounts. In an amendment to the R&D Law, another formula was determined whereby the payment due to the State of Israel for the transfer of know-how will be calculated according to the proportion of the OCS grants received to the R&D expenses of the Recipient Company less certain amounts, and not more than a maximum amount that is to be determined in regulations which as of the date of filing this Annual Report have not yet been passed. This formula will come into effect when such regulations are passed. It should be noted that there is no assurance that our group companies will receive the required approvals from the OCS for any proposed transfer outside of Israel of technology and/or know-how developed with OCS funding, if such will be required.

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

In addition, the OCS is in the process of exploring the possibility of promulgating regulations, including the consideration due to the State of Israel for the granting of licenses to use know-how developed as a result of research financed by the OCS. Such regulations may have an effect on us and our group companies having receiving Chief Scientist grants, in respect of the amount of their payments to the OCS for the grant of sub-licenses to third parties. As of the date of filing of this Annual Report, we are unable to assess the effect, if any, of the promulgation of such regulations on our group companies.

We and our group companies may have difficulty retaining key employees. The success of our group companies depends, in large part, on a limited number of key personnel in the management, scientific, technological and technical fields. In addition, future success will depend, in part, on attracting and retaining highly qualified personnel. There can be no assurance that our group companies will be able either to retain present personnel or to acquire additional qualified personnel as and when needed. The loss of the services of key personnel of our group companies and the failure to attract highly qualified personnel may materially adversely affect our group companies' financial condition and results of operation and as a result, our financial condition and results of operation may be materially adversely affected.

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

Certain of our group companies depend on international operations. Certain of our group companies depend on sales to customers outside of Israel. We expect that international sales will continue to account for a significant portion of these companies' revenues for the foreseeable future. As a result, negative changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause the business, financial condition and results of operations of these companies to be harmed and as a result negatively impact on our financial condition and results of operations. Some of the risks of doing business internationally include:

•	unexpected changes in regulatory requirements;

•	international geographical events;

•	fluctuation of the New Israeli Shekel / U.S. Dollar representative rate of exchange;

•	inability of our group companies and their subcontractors to obtain export licenses;

•	imposition of tariffs and other barriers and restrictions;

•	burdens of complying with a variety of foreign laws;

•	political and economic instability;

•	changes in diplomatic and trade relationships; and

•	acts of terror.

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

Conditions in Israel may affect our operations and the operations of our group companies. We and most of our group companies conduct principal operations in Israel, and therefore are directly affected by the political, economic, and military conditions affecting Israel and the Middle East. In particular, we could be adversely affected by:

•	any major hostilities involving Israel;

•	increasing tension with Iran;

•	a full or partial mobilization of the reserve forces of the Israeli army;

•	the interruption or curtailment of trade between Israel and its present trading partners;

•	a significant downturn in the economic or financial condition of Israel;

•	a significant downgrading of Israel's international credit rating;

•	labor disputes and strike actions; and

•	political instability.

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

The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations.  To the extent that our group companies are based in Israel and have international operations, or operate only in Israel but conduct their business in different currencies, their revenues, expenses, assets and liabilities, are not necessarily in the same currency and therefore they are exposed to foreign exchange rate fluctuations. In particular, our functional currency, as well as that of most of our group companies, is the U.S. dollar. However salaries and related expenses of our expenses as well as expenses related to the DIC Service Agreement (See "Item 7 – Related Party Transactions – Major Shareholders") and other operating expenses are denominated in NIS. If the NIS should strengthen against the U.S. dollar it will harm our and our group companies' results of operations and cash resources. In addition, we are exposed to the impact of exchange rates on activities of group companies whose operating currency is the NIS. We hold a significant portion of our cash balances in dollars, however, in the future, changes may take place from time to time in the amounts of these balances, in how we maintain our cash, and the portion of cash we hold in each currency, based on business developments and future decisions.

Product liability claims could adversely affect the business results of our group companies, especially those operating in the medical device industry. Product liability is an inherent risk for our group companies operating in the medical device industry. A product liability claim, regardless of its merit or eventual outcome, could result in substantial costs to a group company and a substantial diversion of management attention. A product liability claim or any product recalls could also harm a group company's reputation and result in a decline in revenues. Substantial damages awards have been made in some jurisdictions against medical device companies based upon claims for injuries allegedly caused by the use of their products. There can be no assurance that a future product liability claim or series of claims brought against our group companies would not have a material adverse effect on their financial condition or the results of operations, or that coverage limits of product liability insurance would be adequate.  This in turn could have a material adverse effect on our financial condition and results of operations.

Product regulation may adversely affect the ability of our medical device group companies to bring new products to market or to continue to supply existing products to the market. Our medical device group companies are subject to strict government controls on the development, manufacture, labeling, distribution and marketing of products, including with regard to financial arrangements and kickbacks to financial institutions and healthcare officials. They must obtain and maintain regulatory approval for their products from regulatory agencies before products may be sold in a particular jurisdiction. Each regulatory authority may impose its own requirements and delay or refuse to grant approval, even though a product has been approved in another country. Regulatory delays, the inability to successfully complete clinical trials, claims and concerns about safety and efficacy, new discoveries, patents and products of competitors and related patent disputes and claims about adverse side effects are only a few of the factors that could adversely affect the realization of product registration. Noncompliance with applicable regulatory requirements can require the investment of more time and resources in the development of products, and can result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar regulatory actions which could limit product sales, delay or halt product shipment, delay new product clearance or approval, and thereby materially adversely affect such group companies' businesses. This in turn could have a material adverse effect on our financial condition and results of operations.

Because the medical device industry is litigious, our medical device group companies are susceptible to intellectual property suits that could cause our medical device group companies to incur substantial costs or pay substantial damages or prohibit them from selling their products. There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether or not a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management's attention from the concerned company’s core business as well as result in the payment of damages or even prevent the concerned company from selling its products and accordingly could materially adversely affect our group companies' financial condition and results of operation and as a result this could also materially adversely affect our financial condition and results of operations.

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

Changes in legislation and government regulation of the healthcare industry, as well as third-party payors' efforts to control the costs of healthcare, could materially adversely the business of our medical device group companies. To the best of our knowledge, in reliance on publications, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act were signed into law in the United States. These laws, or the PPACA, introduce changes that are expected to impact the medical device industry. One of the principal aims of the PPACA as currently enacted is to expand health insurance coverage to approximately tens of millions of Americans who are uninsured. The consequences of these significant coverage expansions on the operations of our group companies are unknown and speculative at this point. The PPACA contains a number of provisions designed to generate the revenues which are necessary to fund the coverage expansions among other things. This includes new fees or taxes on certain health-related industries, including medical device manufacturers, such as significant new taxes on medical device makers in the form of a 2.3% excise tax on all U.S. medical device sales beginning in 2013. This significant increase in the tax burden on the medical device industry could have a material, negative impact on results of operations and cash flows of our group companies operating in this industry. We expect that the PPACA, as well as other federal or state health care reform measures that may be adopted in the future could limit the prices our medical device group companies are able to charge for their products or the amounts of reimbursement available for their products, and could limit the acceptance and availability of their products, and therefore could have a material adverse effect on our medical device group companies' results of operations and financial performance. This could also adversely affect our financial performance and results of operations.

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

The price of Given Imaging's shares could fluctuate significantly as a result of a number of factors, including varying quarterly financial performance or its failure to meet its guidance or the expectations of analysts or investors, which may lead to additional volatility in its share price. Given Imaging's ordinary shares commenced trading on the Nasdaq in October 2001 and on the TASE in March 2004. In 2011, the closing price of its shares has ranged from $14.25 to $22.26 per share on the Nasdaq Global Select Market and NIS51.71 to NIS77.88 on the Tel-Aviv Stock Exchange. The price of Given Imaging's shares could fluctuate significantly for, among other things, the following reasons: macroeconomic or general market conditions, future announcements concerning Given Imaging or its competitors, the existence and outcome of litigation concerning its intellectual property assets, changes in third-party reimbursement practices, regulatory developments, and new clinical or economic data regarding its current or future products and political and national security environment in Israel. In addition, it is Given Imaging's practice to provide guidance to the market as to its expected revenues and earnings per share based on information available to it at the time of the guidance. If Given Imaging's operating results do not meet its guidance or the expectations of securities analysts or investors, the price of Given Imaging's shares would likely decline. In addition, based on Given Imaging's experience to date, Given Imaging believes that many of its customers delay purchasing its products until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from sales are concentrated at the end of each fiscal quarter making it difficult for Given Imaging to estimate the success of each quarter prior to its end. This may result in lower than expected quarterly revenues if external or other events cause potential customers to defer their purchasing decisions even for a short period of time. Furthermore, Given Imaging believes that demand for its products may be materially affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions due to summer vacations and patients are more likely to postpone less urgent medical procedures until later in the year. Both of these factors may result in slower sales during the summer. Share price fluctuations may be exaggerated by low trading volume and the concentration of ownership of Given Imaging's ordinary shares and changes in trading practices in its ordinary shares, such as short sales. Securities class action litigation has often been brought against companies following periods of volatility in the price of their shares. Any securities litigation claims brought against Given Imaging could result in substantial expense and divert management’s attention from its business.

If Given Imaging is unable to manufacture, market or sell any of its main products, its growth and profitability could be materially adversely affected. A substantial portion of Given Imaging's revenues to date has resulted from sales of the PillCam SB capsule and to a lesser extent from sales of the Bravo system and Given Imaging's high resolution manometry products. Given Imaging expects that a majority of its revenues for the foreseeable future will continue to come from sales of the PillCam SB capsule. Sales of the PillCam SB capsule contributed $117.6 million, or 66% of its revenues in 2011, $110.2 million, or 70% of its revenues in 2010, and $110 million, or 78% of its revenues in 2009. If Given Imaging is unable to manufacture, market or sell any of its main products, and PillCam SB in particular, for any reason, including, for example, product recall, natural disaster, unavailability of components, hostilities in Israel or as a result of a legal action against Given Imaging, Given Imaging's revenue growth and profitability could be materially adversely affected.

Given Imaging's future growth depends in part on its ability to market the PillCam SB capsule for additional indications other than obscure gastrointestinal bleeding. To date, the PillCam SB capsule, which accounts for a significant majority of Given Imaging's revenues, has been used primarily for detection of obscure gastrointestinal bleeding, or OGIB. Given Imaging's ability to expand the use of the PillCam SB capsule for the detection of additional small bowel indications, such as Crohn's disease, depends substantially on its ability to provide clinical evidence and economic analysis supporting such expanded use, its ability to educate and train its customers on these expanded use opportunities and its ability to obtain favorable and effective reimbursement coverage for the PillCam SB capsule for small bowel indications beyond OGIB. If Given Imaging is unable to expand the use of the PillCam SB capsule beyond OGIB, sales of the PillCam SB capsule may decline or not increase as it expects.

If Given Imaging is unable to market and sell its PillCam COLON capsule its revenue growth could be materially adversely affected. Given Imaging does not have regulatory clearance to market and sell PillCam COLON in the United States or Japan, two of its largest markets, and to date Given Imaging has had only limited sales of its PillCam COLON capsule in countries relying on the CE mark certification system. There can be no assurance that Given Imaging will be able to receive clearance from the FDA or the approval of the Japanese Ministry of Health, Labor and Welfare, or MHLW, for this capsule in the foreseeable future or at all or that the PillCam COLON will be accepted as comparable or superior to existing technologies for visualization of the colon. Given Imaging’s ability to market and sell the PillCam COLON successfully, depends on one or more of the following:

•	Given Imaging's ability to develop and introduce new technologies that will improve the clinical effectiveness of the PillCam COLON capsule;

•
Receipt of FDA marketing clearance in the United States or regulatory approvals in other large markets such as Japan, Given Imaging cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, Given Imaging will be required to demonstrate that the PillCam COLON is safe and effective for its intended purpose;

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

•	The time it takes the physician to read the video captured by the PillCam COLON capsule;

•
The level of professional education and hands-on training of medical staff in performing the PillCam COLON procedure and reading and interpreting the images captured by the capsule, since the procedure and the reading are different than what many medical staff is used to with colonoscopy;

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

Acquisitions, launch of new products and other factors may have material adverse effect on Given Imaging's gross margins and profitability. The principal factors affecting Given Imaging's gross margins are the volume of sales of its products, the sale prices, the product mix and the percentage of its sales made as direct sales. Given Imaging's average gross margins over the last three fiscal years were 76.5%. Given Imaging's gross margins in 2011 were 76.7% compared to 76.2% in 2010 and 76.6% in 2009. There is no assurance Given Imaging will be able to maintain or increase its gross margins. Given Imaging's gross margins may be materially adversely affected if it acquires products having lower gross margins than its current products, if Given Imaging launches a new product having lower gross margins than its existing products, if it reduces its prices due to promotional activities, competition or otherwise, or if its productivity declines for any reason. If Given Imaging's gross margins decline, its profitability may be adversely affected.

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

Given Imaging may lose market share and its revenues and gross margins may be negatively affected due to competition. Olympus Corporation has a competing capsule endoscopy system for the small bowel, which it is selling in the United States, Europe, Japan Australia and other countries. In addition, other companies from South Korea and China are selling capsule endoscopy systems for the small bowel in Europe, Asia and Australia and possibly other countries and may be selling these systems at a lower price than Given Imaging's price. Given Imaging also has a number of competitors in and outside the United States in the field of manometry and pH measurement. If Given Imaging is unable to compete effectively in the marketplace, Given Imaging may lose market share, experience delays in completing sales as a result of a longer decision making process among potential customers, or experience erosion of its gross margins as a result of price pressure.

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

Any disruption in the United States, the primary market for Given Imaging's products, may result in a material reduction in Given Imaging’s revenues and negatively affect its results of operations. Since its inception, most of Given Imaging’s revenues have been generated from sales in the United States. Sales in the United States accounted for $104.6, or 59%, of its revenues in 2011, $97 million, or 61%, of its revenues in 2010, and $89.7 million, or 63%, of its revenues in 2009. Any disruption to Given Imaging's market in the United States resulting from changes in management or the sales team of Given Imaging's U.S. subsidiary (Given Imaging, Inc.), adverse changes in reimbursement policies, new regulatory requirements, macro-economic changes and other events, many of which are outside Given Imaging's control, may result in a material reduction in its revenues and negatively affect its operating results.

If Given Imaging is unable to successfully market and sell its products in China and Japan, two of Given Imaging's significant potential growth opportunities may be materially and adversely affected. Given Imaging sells its capsule products in Japan through a combination of its own sales force and local distributors, and in China through an exclusive distributor. Given Imaging's ability to increase penetration into the Japanese and Chinese markets and grow its business depends significantly on its relationship with its distributors, its ability to expand indications for the use of its products and its ability to obtain regulatory clearance for additional products other than PillCam SB. See "Item 4B – Information on the Company – Business Overview – Given Imaging.". Finally, Given Imaging's main competitor in the field of capsule endoscopy is based in Japan and competition in the Asia-Pacific region may be intense. If Given Imaging is unable to successfully market and sell its products in China and Japan for any of the foregoing or other reasons, one of Given Imaging's significant potential growth opportunities will be materially and adversely affected.

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

Given Imaging may be adversely affected by the imposition and enforcement of environmental laws and regulations. Given Imaging is subject to legislation and regulation by government agencies responsible for environmental and health laws and policies in the jurisdictions in which Given Imaging conduct its operations. For example, Given Imaging's research and development and manufacturing processes involve the handling of potentially harmful hazardous materials, and it is subject to laws and regulations governing the use, handling, storage and disposal of these materials. In addition, Given Imaging is required to comply with European Union Directive 2002/96/EC, entitled Waste Electrical and Electronic Equipment (WEEE) and EC No 1907/2006, entitled Registration Evaluation Authorization of Chemicals (REACH).

If Given Imaging is found to have violated environmental laws or regulations, whether as a result of human error, equipment failure or other causes, it could be held liable for damages, penalties and costs of remedial actions which could materially adversely affect its business, financial condition and results of operations. Changes in these laws and regulations, or changes in their enforcement, could also adversely impact Given Imaging by increasing its cost of compliance or operations. In addition, new laws or additional regulations, or more stringent interpretations of existing laws or regulations, could require Given Imaging to spend additional funds on related matters in order to stay in compliance, thus increasing its costs and having an adverse effect on its results. Given Imaging may also be banned from selling non-compliant products in certain jurisdictions, which could adversely affect its financial results.

Below is a table grading the influence of the above described risk factors on the Company.

Risk Factor Influence on the Company
Major Influence	Medium Influence	Minor Influence
Specific Risks Affecting Us
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
Risks Affecting Us and the Companies in Our Group
Ongoing uncertainty regarding global and local economic conditions has adversely affected and may continue to adversely affect our and our group companies' results and financial condition and could lead to impairment charges
✓

Risk Factor Influence on the Company
Major Influence	Medium Influence	Minor Influence
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
✓
We compete with other entities for acquisition and investment opportunities.		✓
We may face difficulties in our ability to dispose of our shares in companies in our group.	✓
Our ability to invest in companies or conclude exit transactions may be adversely affected and/or prevented by anti-trust regulations both in Israel and abroad.			✓
Recent recommendations of the Israeli committee for increasing competitiveness in the economy may adversely affect our business.	✓
Recent antitrust legislation passed in Israel imposing restrictions on concentrated groups may adversely affect our business.			✓
We may not receive the entire proceeds due to us from exit transactions of our group companies.		✓
Our market value significantly depends on the market values of publicly traded companies in our group.	✓
The market price of our ordinary shares is subject to fluctuations.	✓
Many of our group companies may face difficulties in obtaining future financing on favorable terms or at all.	✓
Bank of Israel regulations limit our and our group companies' ability to borrow from Israeli banks.		✓
Our results, and the value of our investments, are affected by volatility in the securities markets.	✓
There is no assurance that our subsidiary, RDC, will be able to continue to develop technologies and/or new companies.			✓
Most of our group companies are dependent upon proprietary technology, which may be infringed by, or may infringe upon, the proprietary technology of others.	✓

Risk Factor Influence on the Company
Major Influence	Medium Influence	Minor Influence
The technological fields within which our group companies operate involve a high level of risk and uncertainty.	✓
Many of our group companies experience intense competition.		✓
Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future and may be restrictive in their terms.			✓
We and our group companies may have difficulty retaining key employees.	✓
Certain of our group companies depend on international operations.			✓
Conditions in Israel may affect our operations and the operations of our group companies.			✓
Our and our group companies' operations could be disrupted as a result of the obligation of personnel in Israel to perform military service.			✓
The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations.			✓
Product liability claims could adversely affect the business results of our group companies, especially those operating in the medical device industry.			✓
Product regulation may adversely affect the ability of our medical device group companies to bring new products to market or to continue to supply existing products to the market.	✓
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
✓
The development of products by our group companies in the medical device field is dependent upon the success of clinical trials.	✓
Risks Affecting Our Holdings in Given Imaging	✓

Item 4.	Information on the Company

A.           History and Development of the Company

We are a high technology operational holding company that operates through subsidiaries and associate companies referred to as our group companies. Our current group companies include both publicly traded and privately held companies in various technology fields.

We were incorporated in Israel in 1962. In 1975, our ordinary shares were listed for the first time on TASE. In 1981, our ordinary shares were listed for trading on the Nasdaq. Over the years, we conducted additional offerings on the TASE and Nasdaq. On January 6, 2010, we voluntarily delisted from the Nasdaq. Our ordinary shares continue to be listed and traded on the TASE, our principal trading market, and on the OTCBB.

Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off. In addition, some of our group companies grew out of our subsidiary, RDC, which has first rights to commercialize military technologies developed by Rafael. RDC seeks to identify technological projects and invest in companies in diverse fields that will either commercialize Rafael's military technologies or which will be benefited by Rafael's technology and know-how. For more information, see "Item 4B" below.

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

During 2011, we invested in new companies and continued to invest in and support our existing group companies, and from 2009 have invested in fewer existing companies than in the past with the intent of focusing on such companies. We intend to continue to invest in new and existing companies.

Both our legal name and our commercial name is Elron Electronic Industries Ltd. We were incorporated in Israel in 1962. The principal legislation under which we operate is the Israeli Companies Law, 1999. Our shares are publicly traded under the symbol "ELRN" on the TASE and in the over-the-counter market in the United States under the symbol "ELRNF.PK." Our corporate headquarters and registered office is located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: elron@elron.com. Our web site address is www.elron.com. Information contained on our website is not part of this Annual Report.

The following are significant transactions and events which we and our group companies have completed or which took place since January 1, 2011, in chronological order.

•
Transfer of Investment in Kyma to RDC. In March 2011, we transferred our shares in Kyma Medical Technologies Ltd., or Kyma, to RDC in consideration for the amount invested by us in Kyma (including transaction costs), following which we held approximately 33% of Kyma indirectly, and approximately 65% on a consolidated basis. In September 2011, RDC entered into a share purchase agreement with Kyma whereby RDC undertook to invest $2.5 million in Kyma in three installments during 2012, of which the first installment was paid in January 2012. Following the first installment we hold approximately 34% of Kyma indirectly, and approximately 67% on a consolidated basis. Following completion of the transaction, we will hold approximately 37% of Kyma indirectly, and approximately 73% on a consolidated basis.

•
Establishment of Navitrio. In May 2011, we, together with a co-founder, founded Navitrio, in order to incubate projects and to invest in companies based on technologies in the fields of electronic commerce, mobile applications, cloud computing applications, social networks, medical and pharmaceutical digital applications and other related fields. We hold 80% of Navitrio's outstanding shares. In June 2011, we completed our first investment in Navitrio in the amount of $1.5 million.

•
Loans to RDC. In May 2011, we and Rafael entered into a loan agreement with RDC, each committing to advance $5 million to RDC. A loan of $2 million was immediately advanced to RDC of which our share was $1 million. In October 2011, an additional amount of $4.5 million in respect of this loan was advanced to RDC of which our share was $2.25 million.

•
Investment in BrainsGate. In July 2011, BrainsGate signed an investment agreement with its major shareholders, including us, raising approximately $20 million in three equal installments of which our share is approximately $7.1 million. The first and second installments in the aggregate amount of $13.4 million were advanced in August 2011 and in January 2012. Our share in the installments advanced to date amount to $4.8 million. The investors have committed to advance the final installment in July 2012. On the assumption that the investment round is completed, we will hold 30% of BrainsGate's outstanding share capital and approximately 27% of its fully diluted share capital.

•
Establishment of Smartwave. In September 2011, RDC established Smartwave Medical Ltd., or Smartwave. SmartWave is developing a fully automatic implantable atrial defibrillator (IAD) that detects and terminates atrial fibrillation episodes (a type of irregular heartbeat) with minimal patient discomfort. In December 2011, RDC completed its first investment in Smartwave in the amount of $ 0.5 million.

•
Sale of Starling's Business. In September 2011, an asset sale agreement for the sale of Starling Advanced Communication Ltd.'s, or Starling's, entire business in the field of non-military satellite communication systems to a major international company, a world leader in the communications market, in consideration for payment in the aggregate amount of approximately $13.1 million, was completed and came into effect. As a result of the transaction, we recognized an approximately $4.7 million net gain (net of non-controlling interest). This amount takes into account expenses in respect of an inventory write-down and provisions for repairs and the termination of agreements with customers and suppliers following the decision of Starling's board of directors to cease its operations.

In addition, simultaneously with the transaction's completion, we and RDC completed the purchase of Elbit Systems Ltd.'s entire holding in Starling (approximately 16% of the outstanding shares), pro rata between us, in consideration of an aggregate sum of approximately $0.3 million. Following the purchase, our holding (including indirectly through RDC) in Starling increased from approximately 67% to approximately 83% (our direct holding increased from approximately 31% to approximately 39%, and RDC's direct holding increased from approximately 36% to approximately 44%).

In order to enable Starling to execute the transaction and to fully and timely pay all of its commitments, including its commitments to the holders of its Series A debentures (the "Debentures"), on the closing date of the transaction we and RDC made available to Starling a credit facility in an amount of $11 million. In November 2011, Starling fully prepaid its Debentures, such that Starling paid each holder of par value NIS 1 of the Debentures an amount equal to the par value of the Debenture as of the prepayment date (that is, principal, accrued interest and linkage up to the prepayment date which amounted to approximately $6.9 million). Our and RDC's share in the prepayment sum amounted to approximately $2.75 and $1.55 million, respectively. It should be noted that the Debentures held by us and RDC, and the Debentures held by the Clal Finance Ltd. Group, a company controlled by indirect controlling shareholders of the Company, was paid according to the same terms as those which applied to the rest of the Debenture holders.

As a result of the transaction, Starling ceased to be a main group company for us. (See "Item 4B" regarding the criteria for determining that a group company is a main company.)

In November 2011, we and RDC approached Starling's shareholders with a full tender offer to purchase all the shares held by them. The tender offer was not successful.

In February 2012, we and RDC signed a merger agreement with Starling according to which a wholly owned subsidiary of ours and RDC will be merged with and into Starling and all publicly-held Starling shares will be purchased by us and RDC in consideration for cash at a price per share of NIS0.87 (approximately $0.23). With the completion of the merger, Starling's shares will be delisted from trading on the TASE and Starling will become a private company held 46.45% and 53.55% by us and RDC, respectively. The merger consideration is expected to amount to approximately NIS1.6 million (approximately $400,000) which will be paid by us and RDC in proportion to each party's respective holdings in Starling post-merger. The completion of the merger is subject to the fulfillment of various conditions precedent including, inter alia, receipt of approval of the shareholders of Starling expected to convene in April 2012 and receipt of other approvals required by law. There is no assurance as to the completion of the merger transaction and the timing thereof.

•
Sale of Safend. In September 2011, all the shares of Safend Ltd., or Safend, were sold to Wave Systems Corp., a NASDAQ-traded supplier of data protection solutions, or Wave, in consideration for approximately $12.8 million, consisting mostly of shares of Wave, based on their trailing 10-day average closing price on the Nasdaq prior to the closing date of the sale. Safend, which was approximately 25% held by us prior to its sale, provides endpoint data protection solutions for corporations. In consideration for the aforesaid sale, we received shares of Wave amounting to approximately $2.7 million based on their trailing 10-day average closing price on the Nasdaq prior to the closing date of the sale, and recorded an approximately $2.3 million net gain in the third quarter of 2011.

•
Sale of Wavion. In November 2011 we sold, by way of merger, all the shares of Wavion an approximately 67% held subsidiary of ours, to Alvarion Ltd. (Nasdaq: ALVR), or, Alvarion, in consideration of aggregate proceeds of approximately $30 million. Out of the consideration Alvarion paid for the purchase of all the shares, we received an amount of approximately $16.2 million (of which an amount of approximately $2 million was deposited in escrow). In accordance with a report we received from Alvarion after the date of this Annual Report, we expect to receive an additional amount of approximately $1.3 million in the second quarter of 2012 with respect to consideration contingent upon Wavion's revenues in the fourth quarter of 2011. There is no assurance that we will receive the above additional consideration. As a result of this sale, we recorded a net gain in the fourth quarter of 2011 of $21.4 million.

•
Credit Line. In November 2011, we entered into a binding agreement with Silicon Valley Bank (the "Bank") to receive a credit line in the amount of $30 million for a period of up to 18 months (the "Credit Period"). The credit line was obtained in order to diversify and ensure additional sources of financing towards continued investing in companies held by us and new companies and to finance our ongoing operations. During the Credit Period, we will be entitled to draw down loans from the credit line for periods of up to 3 years from the date of each respective drawdown, at the Wall Street Journal prime rate of interest plus 0.75% per annum. According to the terms of the credit line, we will be able to make early repayment of all the loans without any cost. At the time the credit line is actually utilized, we will pledge shares directly held by us in Given Imaging in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized. Pursuant to the credit agreement, should the ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then we shall either pledge additional Given Imaging shares or repay a portion of the credit utilized in order to maintain a coverage ratio of 3.25, or  provide alternative collateral acceptable to the Bank.

•
Receipt of CE and commencement of FDA Trial by Pocared. In January, 2012, Pocared Diagnostics Ltd., or Pocared, received the CE mark in accordance with the applicable European directive for the manufacturing and marketing of in-vitro diagnostic medical devices. Furthermore, in November 2011, Pocared commenced a diagnostic trial in support of its planned application filing to the FDA for approval to market its system in the United States. The object of the trial is to assess the efficacy of the system's first application, diagnosis of urinary tract infection. The diagnostic trial is being carried out at five of the world's leading medical centers.

The following are the significant investments and divestitures that we and our group companies completed in 2009, 2010 and 2011 and including subsequent investments in the same group companies in 2011, in chronological order:

•
Investments in Medingo. In February 2009, then shareholders of Medingo Ltd., or Medingo, signed a convertible loan agreement for extending to Medingo, loans in the aggregate amount of $5.5 million of which our share was $0.5 million and RDC's share was $4.6 million. In July 2009, then shareholders of Medingo, including us and RDC, granted Medingo an additional convertible loan in the aggregate amount of $8 million of which our and RDC's share was approximately $0.7 million and $6.7 million, respectively.

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

•
Investments in Pocared.  During April 2009, Pocared completed a financing round of $6.6 million of which our share was $2.4 million. Following the above transaction, we held approximately 31% of Pocared's share capital on a fully diluted and on as converted basis.

During September 2009, the shareholders of Pocared, including us, granted Pocared a convertible bridge loan in the aggregate amount of $2.2 million (of which our share was approximately $1.1 million). During December 2009, the shareholders of Pocared, including us, granted Pocared an additional convertible bridge loan in the aggregate amount of $3.6 million, of which our share was approximately $1.5 million. In June 2010, shareholders of Pocared, including us, granted Pocared an additional convertible bridge loan in the aggregate amount of $3.2 million (of which our share was approximately $1.4 million).

In January 2011, we together with other shareholders of Pocared invested an aggregate of $5.8 million in exchange for Series F preferred shares of Pocared, of which we invested approximately $2.6 million. In addition, loans previously provided by shareholders in the amount of approximately $9.2 million, including $4.1 million provided by us, were converted into the same class of shares. In addition, the shareholders have the option at their discretion to invest up to an additional $11.2 million, in three additional installments, pro rata to their holdings of Pocared. In June and September 2011, the first two installments (out of the additional three installments) were completed in an aggregate amount of approximately $7.4 million out of which our share was approximately $3.4 million. The third additional installment in the aggregate amount of approximately $3.4 million, out of which our share is expected to be $1.7 million, is expected to be completed in the second half of 2012. In August 2011, we together with other shareholders of Pocared, purchased the holdings of another shareholder in Pocared, which to that date constituted approximately 5% of Pocared's outstanding shares, in consideration for approximately $2 million of which our share was approximately $0.9. Following these transactions, our shareholding of Pocared increased to 37% on a fully diluted and to 41% on an as converted basis. On the assumption that the third additional installment is completed, our shareholding of Pocared is not expected to materially change.

•
Dividend Distribution by NetVision. In April 2009, NetVision Ltd., or NetVision, (then held 15.24% by us) distributed cash dividends of approximately NIS 3.08 and NIS 0.86 per share, respectively (approximately $0.73 and $0.23, respectively) or NIS 90 million and NIS 26.0 million, respectively (approximately $21.2 million and $7.0 million, respectively), in the aggregate. Our share in the above-mentioned dividends amounted to approximately NIS 14.2 million and NIS 4 million, respectively (approximately $3.4 million and $1 million, respectively).

•
Sale of 3DV. In June 2009, 3DV Systems Ltd., or 3DV, in which we beneficially owned approximately 51% of the outstanding shares representing all the shares owned by us and RDC (or approximately 36% representing our direct holding and our concatenated share of the holding of RDC) completed the sale of substantially all of its assets to a third party and entered into voluntary liquidation. 3DV repaid all of its outstanding loans and distributed some of the liquidation proceeds of which we and RDC received approximately $3.1 million and $3.7 million, respectively. As a result of the sale of 3DV’s assets, we recorded a gain of approximately $6.1 million in 2009. In the third quarter of 2010, the balance of the consideration in the amount of $0.4 million and $0.6 million then held in escrow was released and paid to us and RDC respectively resulting in us recording an additional gain of approximately $1 million in the third quarter of 2010.

•
Impliant. In July 2009, Impliant Inc., or Impliant, completed the recapitalization and a conversion of certain loans into the most senior preferred stock of Impliant. During the period of July to September 2009, we, together with other then shareholders of Impliant, entered into investment agreements with Impliant, according to which an aggregate amount of $8 million (of which our share was $2 million), was invested in Impliant as a prepayment toward the purchase of senior preferred shares of Impliant. Following the above transactions, we held approximately 39% of Impliant's share capital on a fully diluted and on an as-converted basis. The financing round led to our de-consolidation of Impliant.

In August 2010, the board of directors of Impliant resolved to cease operations as a result of which in November 2010, we and the other major shareholders of Impliant transferred our respective shares in Impliant to a liquidator.

•
Sale of Sela. In September 2009, Camtek Ltd. an Israeli company publicly traded on the NASDAQ and the TASE: CAMT, acquired the entire share capital of Sela Semiconductor Engineering Laboratories Ltd., or SELA, in which we beneficially owned approximately 75% of the outstanding shares representing all the shares owned by us and RDC (or approximately 50% representing our direct holding and our concatenated share of the holding of RDC). As consideration for the shares, Camtek will pay SELA's selling shareholders contingent future payments in the aggregate amount of up to $9.5 million, depending on SELA's future revenues, of which our and RDCs portions are estimated to be up to $1.8 million and $4.5 million, respectively. To date, we and RDC have received $0.08 million and $0.21 respectively on account of such future payments. As a result of the transaction we recorded a gain of approximately $1.1 million in 2009 and an additional gain in the fourth quarter of 2010 of $1 million.

•
Investments in Wavion. In October 2009, we together with another shareholder of Wavion, granted Wavion a convertible bridge loan in the aggregate amount of $1.5 million, of which our share was approximately $0.96 million.

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

In March 2011, we together with another shareholder of Wavion invested approximately $1.4 million in Wavion of which our share was $0.9 million.

•
Sale of NetVision. In October 2009, we completed the sale of our holdings in NetVision, then representing approximately 15% of NetVision to our associates, DIC and Clal Industries and Investments Ltd., or CII, in consideration of an aggregate amount of NIS 228.7 million (approximately $60.7 million). DIC and CII are both majority-owned subsidiaries of IDBD. As a result, we recorded, in the fourth quarter of 2009, a gain of approximately $21.9 million.

•
Sale of ChipX. In November 2009, ChipX Inc., or ChipX, then 28% held by us, completed a merger with GigOptix Inc, or GigOptix., a U.S. company traded "over-the-counter" in the United States (GGOX.OB), pursuant to which the shareholders of ChipX received 40% of the shares of the merged company, constituting about 26% of the total shares on a fully diluted basis, of which we owned 8.71% on an issued and outstanding basis. As a result of the merger, we recognized a gain of approximately $1.5 million during the fourth quarter of 2009. These shares were subject to a lock up which ended on January 2, 2011. During the first quarter of 2011, we sold approximately 450,000 shares of GigOptix in open market sales for approximately $1.3 million as a result of which we recorded  a gain in the amount of $0.4 million in the first quarter of 2011.

•
Loans to Starling. During the months of May 2009 through August 2011, we and RDC entered into eight loan agreements with Starling, pursuant to which loans in the aggregate amount of $35 million were advanced to Starling. Our share in this amount is approximately $16.3 million.

•
Delisting and Transition to IFRS. On January 6, 2010, we voluntarily delisted from the Nasdaq. We further intend, at this stage, to terminate the registration of our ordinary shares under the Exchange Act as soon as possible under SEC rules, thereby releasing us from our obligation to file annual and other reports with the SEC. Deregistration will be possible if either (1) the average daily trading volume, or ADTV, of our ordinary shares in the United States has been no greater than 5% of the worldwide ADTV of our ordinary shares during a recent consecutive 12-month period or (2) on a date within 120 days before filing the deregistration form, our ordinary shares are held of record by less than 300 persons resident in the U.S. or less than 300 persons on a worldwide basis. We cannot project when and if such deregistration will take place. Our ordinary shares continue to be listed and traded on the TASE, our principal trading market. So long as we are listed on TASE we will continue to make public reports with the Israeli Securities Authority and TASE, filed in Hebrew, in accordance with the Israeli securities laws and regulations including an annual report, filed with the Israeli Securities Authority simultaneously with this Annual Report and available at www.magna.co.il. In addition, our quarterly financial statements and any material event are reported in immediate releases in Hebrew and translated into English and filed with the SEC under Form 6-K.

As a result of the delisting from Nasdaq and transition to reporting according to Israeli securities laws and regulations, commencing from our 2009 financial reports, we were required to change and accordingly changed our financial reporting principles from U.S. GAAP to IFRS. As permitted under the Exchange Act and the regulations promulgated thereunder, our financial statements included herein are prepared in accordance with IFRS (without reconciliation to U.S. GAAP).

•
Investments in NuLens. In January 2010, NuLens Ltd., or NuLens, completed a financing round of approximately $4.6 million, in which we invested $2 million. We hold approximately 35% of NuLens' outstanding shares. In June 2011, we together with other shareholders of NuLens, signed an agreement to invest an aggregate amount of $4 million in NuLens in two payments, of which our share was approximately $2.5 million, the first of which was advanced immediately, and the second of which was advanced in January 2012.

•
Sale of investment in Galil Medical. In March 2010, our audit committee and board of directors approved the transaction in which we, together with RDC and DIC (who together held approximately 42% of Galil Medical Ltd., or Galil Medical) and certain other shareholders of Galil Medical entered into an agreement to sell all their respective holdings in Galil Medical to certain other Galil Medical shareholders for an immediate payment in the aggregate amount of approximately $1.33 million and for an additional contingent future payment, conditional upon certain future events occurring within 24 months from the consummation of the above transaction which period has since lapsed. The consideration was allocated among the selling shareholders proportionally to the number of Galil Medical shares sold by each of them, irrespective of their class and liquidation preference. Accordingly, our and RDC's portion in the immediate payment was approximately $0.4 million and approximately $0.5 million, respectively. In April 2010, subsequent to the receipt of all required approvals, the transaction was completed. As a result of the sale, in the second quarter of 2010, we recorded a gain (attributable to the Company's shareholders) in the amount of approximately $0.5 million (a consolidated net gain of approximately $0.8 million).

•
Sale of Medingo. In April, 2010, a definitive agreement was executed for the sale of all of the shares of Medingo to F. Hoffman-La Roche Ltd., or Roche. Medingo, which prior to the sale, was held 92% by us, including 84% by RDC, is developing an insulin patch pump aimed at improving the quality of life for people living with diabetes. The principal terms of the sale included, inter alia, the following: (i) upon completion of the transaction, the selling shareholders received consideration in the aggregate amount of $160 million, subject to certain adjustments, of which an amount of $29 million is held in escrow for a period of up to 24 months to cover mainly potential indemnification payments which may be due from the selling shareholders in connection with breaches, if any, of the sale agreement and certain potential future claims relating to Medingo, if any, (ii) the selling shareholders will receive gradual payments of additional contingent consideration of up to $40 million conditional upon Medingo achieving, gradually, over a certain period, certain operational milestones, including, inter alia, the establishment of a production line with certain operational characteristics. Our and RDC's maximum potential indemnification obligations under the sale agreement are limited to approximately 110% of our respective parts of the total consideration amount except – with respect to each of us and RDC separately – in case of fraud or willful misconduct by us or RDC, respectively.

In May 2010, the sale was completed. As a result, in respect of the aforementioned sale:

(i)
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

(ii)
We recorded a net gain (attributable to our shareholders) in the second quarter of 2010 in the amount of approximately $70.8 million (a consolidated net gain in the amount of approximately $124.7 million). An additional net gain (attributable to the our shareholders), currently estimated at an aggregate amount of up to approximately $13.9 million (a consolidated net gain of up to approximately $24.9 million) may be recorded at later stages, taking into consideration certain future events affecting the amounts we and RDC may receive from the contingent consideration. Our net gain amounts include our share of the net gain of RDC in respect of the aforementioned sale.

Pursuant to the sale agreement, on March 31, 2011, we received a report from Roche according to which, it was stated that:

(i)
There are certain operational risks, outlined in the said report from Roche, which may lead to delays or prevent the achievement of the milestones, including inter alia, due to the unsuitability of the required operational characteristics.

(ii)	It can reasonably be assumed that Medingo is expected to achieve some of the said operational milestones. However, there are operational risks as detailed in paragraph (i) above.

(iii)	It is not possible to provide information as to the possibility of the fourth milestone being achieved.

On June 30 and September 30, 2011 we received additional reports from Roche according to which no material changes have occurred since the aforementioned report.

•
Sale of Teledata. In April 2010, a definitive merger agreement was executed between Teledata Networks Ltd., or Teledata, its principal shareholders, including us and Enablence, a foreign company, publicly traded on the TSX Venture Exchange which designs, manufactures and sells optical components and systems to a global customer base, for the sale, by way of merger, of all of the outstanding shares of Teledata to Enablence. Teledata, 21% held by us prior to the merger, provides innovative access products and solutions for both traditional and Next Generation Networks, or NGN, to telecom operators and service providers. The principal terms of the merger agreement include, inter alia, the following: (i) upon completion of the transaction, consideration was received in the aggregate amount of $50 million, including $10 million payable in cash, $10 million paid in non-tradable bonds of Enablence and $30 million payable in publicly tradable shares of Enablence. Of this consideration, shares of Enablence equivalent to $5 million were deposited in escrow for a period of up to 12 months to cover, mainly, possible indemnification which may become due to Enablence in connection with breaches, if any, of the merger agreement by any of the other parties thereto and possible future claims relating to Teledata, if any, (ii) upon completion of the transaction all outstanding shareholders' loans granted to Teledata by us (in the aggregate amount of approximately $0.8 million, and which are convertible into Teledata shares) were assigned to Enablence. The abovementioned consideration includes the consideration for such assignment, (iii) each of the principal shareholders shall only be liable for part of the indemnification amounts that may become due to Enablence, according to its share of the consideration, and will not be liable for any breaches of the merger agreement by any of the other principal shareholders. The liability of each principal shareholder for its representations and obligations to Enablence will be limited to its share of the aggregate consideration, while its liability for representations and obligations relating to Teledata shall be limited (except in certain matters) to each such shareholder's share of the consideration held in escrow described above, (iv) the shares of Enablence received as part of the consideration were subject to a lock-up period of 6 to 12 months commencing from the closing date of the transaction all of which to date have been released from the lock up, and (v) on the closing date of the transaction, all shareholders' guarantees granted by the principal shareholders to Teledata, and all obligations their commitments to grant shareholders guarantees or collateral for loans to Teledata, were cancelled.

In June 2010 the transaction was completed. As a result, in respect of the transaction:

(i)
In accordance with Teledata's capital structure and the shareholders' rights to Teledata's capital, we received aggregate proceeds of approximately $23.2 million, including approximately $3.0 million paid in cash, approximately $3.8 million paid in bonds of Enablence and approximately $16.4 million paid in shares of the Enablence based on their price on the TSX Venture Exchange on the closing date of the sale (of which Enablence shares representing approximately $2.3 million, based on their share price on the TSX Venture Exchange on the closing date of the transaction, were held in escrow for up to 12 months).

(ii)
Pursuant to the terms of the transaction, guarantees and commitments to grant guarantees which were provided in the past by us to Teledata in the aggregate amount of approximately $4.2 million were cancelled.

(iii)	We recorded a net gain in the second quarter of 2010 in the amount of approximately $22.4 million.

For more information regarding an impairment recognized in 2011 in respect of the investment in Enablence's shares and debentures, see Note 8.C in "Item 18 – Financial Statements" for the year ended December 31, 2011.

•
Repayment of Loans to Israel Discount Bank and DIC. In June 2010, our audit committee and board of directors approved in accordance with the Israeli Companies Regulations (Reliefs in Related Parties Transactions), 5760-2000, the prepayment of our entire debt to Israel Discount Bank Ltd. in respect of loans granted to us by the bank in the aggregate amount of $30 million (without incurring a prepayment commission), on the interest payment dates in respect of the debt, the last of which was in September 2010. Therefore, and pursuant to the terms of the loan agreements with DIC, upon repayment of our entire debt to the bank in September 2010, our entire debt in respect of the loans granted to us by DIC in the aggregate amount of approximately $17.5 million (including interest) was prepaid as well (without incurring a prepayment commission). The average effective rate of interest paid to DIC and the bank was 4.63% and 1.67% respectively (without taking into account any increase in the consumer price index or any change in the NIS-Dollar exchange rate) per year. Upon repayment of our entire debt to the bank, the pledge on 3,359,676 Given Imaging shares held by us in favor of the bank, then representing approximately 11% of Given Imaging's outstanding shares, was removed.

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

•
Repayment of RDC Shareholder loans. During June 2010, RDC's entire debt in respect of loans granted to it by its shareholders (us and Rafael) in the aggregate amount of approximately $32 million was prepaid (without incurring a prepayment commission), of which an amount of approximately $13 million was repaid to Rafael and an amount of approximately $19 million was repaid to us.

•
Zvi Slovin resigns as Co-CEO. In June 2010, Dr. Zvi Slovin, resigned, at his instance and request, his position as our Co-CEO with effect from June 30, 2010. As a result, Mr. Ari Bronshtein became sole CEO of the Company. Dr. Slovin remains employed by DIC and continues to provide us with business guidance and serves as a director of several group companies.

•
RDC Dividend. In August 2010, RDC paid a special cash dividend in the aggregate amount of approximately $30 million. Our share of this dividend amounted to approximately $15 million. The balance of the dividend amount was distributed to Rafael.

•
Investment in Kyma. In September 2010, we and Kyma signed an investment agreement according to which we invested $1 million in Kyma for 27% of Kyma's outstanding shares. Kyma is developing a remote, radar technology based, system for continuous home monitoring of chronic heart failure, or CHF, to enable early treatment of pulmonary edema thereby reducing unnecessary hospitalization. In January 2011, we exercised our right, pursuant to the investment agreement to invest an additional $4 million thereby increasing our shareholdings to 65% of Kyma's outstanding shares.

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

(a)
Qualitative criterion – a company is a main company from our perspective, even though it does not meet our quantitative criterion below, due to our significant investment commitments therein, significant risks and exposure in connection with an investment therein, the potential inherent in the investment therein from the management’s perspective, significant value (current or potential) of our holding therein.

(b)	Quantitative criterion – a company in which the total investment on our Statement of Financial Position exceeds 10% of our equity.

From among our group companies, as of the period covered by this Annual Report, the following companies: RDC, Given Imaging, Pocared and BrainsGate meet at least one of the criteria specified above, and are therefore deemed as main group companies. The above list may change from time to time due to changes as a result of the sale of a company, investments in companies or decrease in value of investments.

Following are details regarding our holdings in our group companies (including, through RDC and Navitrio1), as of December 31, 2011. We also hold additional holdings of less than 10% in companies undergoing liquidation procedures.

Company name	Field	Method of Accounting in Elron's Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Percentage holding fully diluted shareholding and voting rights
AQWISE - WISE WATER TECHNOLOGIES LTD	Clean technology	Equity Method	Three directors (out of eleven directors)2	34.03%	29.95%
ATLANTIUM TECHNOLOGIES LTD	Clean technology	Equity Method	One director (out of seven directors)	23.44%	20.22%
BRAINSGATE LTD	Medical devices	Equity Method	One director (out of five directors)	27.26%	22.86%
CLOUDYN SOFTWARE LTD	Digital	Consolidated	Three directors (out of five directors)	51% of voting rights and 27.03% of shareholdings (by Navitrio only)	51% of voting rights and 25.00% of shareholdings (by Navitrio only)
GIVEN IMAGING LTD	Medical devices	Equity Method	Public company. Two directors (out of nine directors who serve at the date of this Annual Report) are officeholders of Elron	31.08% (8.74% by RDC)	26.04% (7.32 % by RDC)
JORDAN VALLEY SEMICONDUCTORS LTD	Semiconductors	Available for sale	One director (out of seven directors)	18.83%	17.51%
KYMA MEDICAL TECHNOLOGIES LTD	Medical devices	Consolidated	Three directors (out of five directors)	65.27% (by RDC only)	53.07% (by RDC only)
NAVITRIO LTD	Holding company	Consolidated	Two directors (out of three directors)	80.00%	80.00%
NOTAL VISION LTD	Medical devices	Available for sale	One director (out of seven directors)	20.31%	15.42%
NULENS LTD	Medical devices	Equity Method	Two directors (out of nine directors)	34.72%	29.84%
PLYMEDIA INC	Internet technology	Equity Method	One director (out of five directors)	27.96%	21.84%
POCARED DIAGNOSTICS LTD	Medical devices	Equity Method	Two directors (out of six directors)	40.84%	36.97%
RDC – RAFAEL DEVELOPMENT CORPORATION LTD	Holding company	Consolidated	Four directors (out of seven directors)	50.10%	50.10%
SMARTWAVE MEDICAL LTD	Medical Devices	Consolidated	Three directors (out of three directors)3	100% (by RDC only)	100% (by RDC only)
STARLING ADVANCED COMMUNICATIONS LTD	Communica-tions Technology4	Consolidated	Public company. Three directors (out of 9 directors who serve at the date of this Annual Report) serve on Starling's board of directors are office holders of Elron, RDC, or their main shareholders	82.98% (44.44% by RDC)	80.91% (43.33 % by RDC)
SYNC-RX LTD	Medical devices	Consolidated	Three directors (out of five directors)5	87.47% (by RDC only)	78.10% (by RDC only)

1 In equity and voting. In this table, all of RDC's and Navitrio's rights are applied to us.

 Only one director was actually appointed by Elron.

 Only one director was actually appointed by RDC.

 Until completion of the sale of Starling's business in the field of non-military satellite communication systems, and the decision of Starling's board of directors to cease its operations.

 Only two directors were actually appointed by RDC.

1.           Our Main Group Companies

RDC

RDC, a private company, incorporated in Israel, was established by DEP together with the predecessor of Rafael pursuant to an agreement entered into in 1993. DEP holds 50.1% of the outstanding shares and voting rights of RDC, while Rafael holds the remaining 49.9%.

RDC establishes and develops companies based on the technologies of Rafael developed for military purposes. RDC has first refusal rights to commercially exploit certain technologies of Rafael for the development of products for use in non-military markets. For more information, see "Item 10C – Additional Information – Material Contracts".

RDC seeks to identify technological projects and invest in companies in diverse fields such as medical devices, communications technology and others that will either commercialize Rafael's military technologies or which will be benefited by Rafael's technology and know-how. Following identification of such projects, RDC develops the relevant technologies, and in the case of military technologies, adapts them for commercial use, initially by utilizing its own management and funding resources, thereafter by spinning off activities into independent companies and at later stages from external funding. Rafael also grants RDC companies that commercialize its technologies licenses to use such technologies.

Following is a brief review of the companies held by RDC, as of the date of filing this Annual Report:

Kyma

As of December 31, 2011, RDC held approximately 65% of the share capital of Kyma. As of the date of filing this Annual Report, RDC holds approximately 67% of the share capital of Kyma. See "Item 4A" regarding further investments in Kyma by RDC after the reporting date. Kyma is developing an innovative remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients in order to enable early treatment of pulmonary oedema and reduce the need for unnecessary hospitalizations. According to the American Heart Association, the estimated direct and indirect cost of heart failure in the United States in 2009 amounted to $37.2 billion, 45% of which was spent on hospitalizations, and is expected to increase to $44.6 billion in 2015 and $57.0 billion in 2020 (Heart Disease and Stroke Statistics report – 2009, Heart Disease and Stroke Statistics report – 2012). According to the New England Healthcare Institute, remote patient monitoring for heart failure has the potential to yield annual national cost savings of up to $6.4 billion (Research Update – Remote Physiological Monitoring). Since the completion of our investment in Kyma in September 2010 and until the date of filing of this Annual Report, $5.5 million has been invested in Kyma, all by RDC.

Smartwave

RDC holds 100% of the share capital of Smartwave. Smartwave is developing a fully automatic implantable atrial defibrillator (IAD) that detects and terminates atrial fibrillation episodes (a type of irregular heartbeat) with minimal patient discomfort. According to the American Heart Association, the estimated direct cost of atrial fibrillation in the United States in 2008 amounted to approximately $26 billion (Heart Disease and Stroke Statistics report – 2012). Since the date of its establishment and until the date of filing this Annual Report, $0.5 million has been invested in Smartwave, all by RDC.

Sync-Rx

RDC holds approximately 87% of Sync-Rx's outstanding shares. Sync-Rx develops medical devices designed to improve the efficacy, safety and simplicity of heart catheterizations. Sync-Rx has developed a system to improve stabilization of the catheterization system image. Sync-Rx's system is an add-on to existing imaging and tools that are in use at catheterization labs. During 2010, Sync-Rx received the CE mark and FDA clearances to market its system. There are currently six reference sites in Israel, Europe and U.S., supporting active business development being conducted by Sync-Rx. A third-generation system, adding the integration of the images produced by commonly-used X-Ray from outside the vessels with the images produced by increasingly-popular imaging catheters from within the vessels, is currently in development. Since its inception and until the date of filing this Annual Report, approximately $8.35 million has been invested in Sync-Rx, all by RDC.

In addition, RDC holds approximately 9% of the issued and outstanding shares of Given Imaging and approximately 44% of the issued and outstanding shares of Starling. For more information regarding Given Imaging, see this "Item 4B" below. For more information regarding the sale of Starling's business and an agreement to merge a company fully-owned by us and by RDC with and into Starling, see "Item 4A" above. In addition, RDC holds shares in certain inactive companies and/or companies under voluntary liquidation.

For more information regarding the sale of RDC's interests in Medingo and Galil Medical, see "Item 4" above.

For more information regarding the repayment of RDC's loans to Mizrahi-Tefahot Bank and to its shareholders, see "Item 4" above.

In August 2010, RDC distributed a special cash dividend of $30 million, of which Elron received approximately $15 million, see "Item 4" above.

During 2011, we and Rafael granted a loan, in equal proportions to RDC in the aggregate amount of $6.5 million. We have made available a portion of our leased office space and other office facilities to RDC for an annual amount of approximately $0.1 million.

As of December 31 2011, RDC has 3 employees. On November 1, 2011, Giora Shaked was appointed as Chief Executive Officer of RDC.

RDC estimates that its existing resources are sufficient to fund its and its group companies' operations, and to fund any investments it may carry out based on its estimates at December 31, 2011 in existing and new companies for at least the next 12 months.

Life Cycle and Regulation of Medical Device Companies

Currently, our main group companies comprise of companies engaged in the development of medical devices. The following is a brief overview of the life cycle of a medical device company.

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

(v)
The filing of an application for approval to market the device – after receiving positive results in the clinical trials proving the safety and effectiveness of the device (in accordance with the regulatory requirements), the company, at this stage, applies to the relevant regulatory body for approval to market the device, such as the U.S. Food and Drug Administration, or FDA, or the European Union, as described below.

(vi)
Commercialization of the device – in the event that the regulatory body in a particular country approves the device for marketing, the company will be entitled to market it in such country. The extent of the reimbursement for the cost of the device by government bodies and/or insurance companies may, in some cases, affect the sales potential of the device.

To the best of our knowledge, in reliance on publicly available information, a condition for conducting human clinical trials in any country which signed the Helsinki Declaration (including Israel) is the receipt of pre-approval from the bodies authorized to approve human clinical trials and compliance with the principles set forth in the Helsinki Declaration. In order to conduct human clinical trials in these countries, approval is required from the Helsinki Committee, an independent institutional committee at the medical center where the trial is conducted, which supervises and approves the trial. The doctor, who is the principal investigator who performs the research for the company at the medical center, submits the trial research protocol to the committee. After discussion, during which the committee examines, inter alia, whether the research protocol complies with the ethics requirements, the protocol is approved (often subject to changes determined by the committee) and thereafter the trial can commence. Any change in the protocol requires an update and re-filing for approval by the committee.

To the best of our knowledge, in order to conduct clinical trials in Israel, approval of the Helsinki Committee is required by virtue of the Israel Public Health Regulations (Clinical Trials on Human Subjects) - 1980, as well as to notify or to receive required approvals from the Israeli Ministry of Health. Furthermore, to the best of our knowledge, in order to conduct human trials in the United States, one is required to obtain equivalent approval from an independent institutional committee at the medical center at which the trial is conducted, namely the institutional review board, or IRB, acting by virtue of U.S. Federal law.

Approval for marketing of medical products is subject to stringent standardization review and requirements in Israel and in various countries. The regulatory proceedings for receipt of the necessary approvals comprise various stages; the developing company being required, at every stage, to meet the conditions and criteria of the relevant health authorities such as the Ministry of Health in Israel, the FDA, or the European Union. Approval granted by a regulator in one country does not ensure that approval will be received by a regulator in another country. However, approval which is granted by a regulator considered more stringent (the U.S. or Western Europe) will usually facilitate receipt of approvals elsewhere in the world. The process of receiving the necessary regulatory approvals in each of the countries involves significant expenses, including the appointment of a local representative and investment in skilled and professional manpower, and lasts for a relatively long period of time, up to several years, mainly in countries with stringent standards. However, in countries with less stringent requirements, the process may take a significantly shorter period of time. The following is a brief overview of laws and regulations to which our medical device group companies are subject:

1.
CE Certification (“CE Mark”) for the marketing of a medical device in Europe – To the best of our knowledge and in reliance on publicly available information, commercialization of medical devices in member countries of the European Union is regulated by directives adopted by the European Union. The European Union presently requires that all medical products bear the CE mark, an international symbol of adherence to quality assurance standards and demonstrated clinical effectiveness. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products.

2.
Procedure for receipt of FDA clearance for the marketing of a medical device in the United States – To the best of our knowledge and in reliance on publicly available information, the FDA is a federal agency in the United States whose role is to protect the American public’s health through the establishment and enforcement of a high product standard and through various regulatory requirements, which will ensure the safety and effectiveness of products such as drugs which are intended for human and veterinary use, biological products and medical devices. FDA requirements include, inter alia, the manufacturing of the medical devices in accordance with quality system regulation (QSR), receipt of a scientifically based submission file on the medical device, the appointment of an American agent and, if required, provision of an opportunity for FDA representatives to supervise the manufacturing procedure at the plant. FDA clearance for a medical device is granted according to compliance with several conditions of the relevant proceeding. The Premarket Notification 510(K) proceeding is a relatively short proceeding during which it is demonstrated to the FDA that the medical device for which the clearance is sought is substantially equivalent, having the same intended use and technological characteristics, to a "predicate device" – a device that is already legally marketed for the same intended use and which is not subject to a Premarket Approval, or PMA, proceeding. PMA is the FDA process of scientific and regulatory review to evaluate the safety and effectiveness of a device, either for which there is no predicate device, or due to the level of risk associated with such device. For such devices, the FDA has determined that general and special controls alone are insufficient to provide reasonable assurance that the device is safe and effective for its intended use. The PMA proceeding requires, inter alia, clinical trials at a larger scope and mandatory pre-approval inspection of the manufacturing facility, which may extend the period of time until receipt of regulatory approvals and increase the costs required therefor.

3.
Procedure for receipt of the approval of the Ministry of Health for the marketing of a medical device in Israel – To the best of our knowledge, in reliance on publicly available information, a medical device company requires the approval of Israel's Ministry of Health's Unit for Medical Means and Devices, or MOH Medical Devices Unit, to market its medical device in Israel. Medical devices are defined as a device, instrument, chemical substance, biological or technological product, which is used in medical treatment, or which is required for the action of a device or instrument which is used for treatment and which is not intended, in essence, to act as a medicinal measure. The MOH Medical Devices Unit is responsible for granting import permits of various types for medical devices and monitoring the marketing of medical devices in Israel.

Given Imaging

Given Imaging was incorporated in Israel by our subsidiary, RDC, in January 1998. Its initial public offering and listing on the Nasdaq occurred in October 2001. In March 2004, Given Imaging also listed its shares on the TASE. (All financial information below is presented according to U.S. GAAP since Given Imaging's primary financial statements are prepared in accordance with U.S. GAAP).

As of December 31, 2011, we beneficially owned approximately 46.6% of the outstanding shares of Given Imaging, representing all shares owned by us, RDC and DIC (which we may be deemed to beneficially own as a result of a voting agreement between DIC and us), or approximately 31.1%, representing our direct holding together with RDC's holding or 26.7% representing our direct holding and our concatenated share of the holding of RDC.

Given Imaging recorded revenues of $177.9 million in 2011, $157.8 million in 2010, and $141.8 million in 2009.

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

In 2001, Given Imaging commenced marketing the Given System, Given Imaging's capsule endoscopy platform, with its PillCamSB capsule for detection of disorders of the small bowel. To date, Given Imaging has derived most of its revenues from sales of its PillCam SB capsules. As of December 31, 2011, Given Imaging had sold more than 1.5 million capsules, mostly PillCam SB capsules, in over 75 countries and to thousands of customers worldwide. In March 2011, Given Imaging received updated clearance from the FDA for its PillCam SB capsule. The updated labeling allows Given Imaging to promote the use of this capsule for monitoring inflammatory bowel disease, such as Crohn’s disease. Given Imaging expects that this expanded indication will contribute to increased sales of this capsule in 2012, primarily in the United States.

Since November 2004, Given Imaging has been also marketing and selling the PillCam ESO capsule for visualizing the esophagus. To date, sales of Given Imaging's PillCam ESO capsule have been insignificant. In May 2011, Given Imaging received FDA clearance to market and sell PillCam ESO 3, the third generation of this capsule, which incorporates many of the latest features of Given Imaging’s PillCam capsule technology.

PillCam COLON is the third video capsule that Given Imaging has developed. Given Imaging began selling the PillCam COLON only in Europe in the second half of 2007 and in 2010 began gradual and limited marketing and sales of its second-generation PillCam COLON capsule in European countries, following receipt of the CE mark for this capsule in late 2009. To date, sales of Given Imaging's PillCam COLON capsule have been insignificant. PillCam COLON has not yet received FDA marketing clearance in the United States or Ministry of Health, Labor and Welfare approval in Japan. In early 2012, Given Imaging received regulatory clearance to market and sell the first generation of PillCam COLON in China. In June 2011, Given Imaging began a large, multi-center, pivotal clinical study comparing PillCam COLON to optical colonoscopy. This study will support its planned 510(k) submission to the FDA. Given Imaging plans to submit the data from the study to the FDA before the end of 2012. In November 2011, Given Imaging began its pivotal clinical study with PillCam COLON in Japan. Given Imaging expects this study to last a few months.

Given Imaging has also developed the AGILE Patency Capsule and system, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract that may prevent passage of the PillCam SB capsule.

Given Imaging's R&D efforts are focused primarily on developing new capsules to be used in the visualization of the colon, improvements to its existing products and new technologies for future expansion of its product offering.

Given Imaging currently markets and sells the Given System through a combination of (i) direct sales through its subsidiaries and (ii) independent distributors in over 75 countries. Currently, Given Imaging markets the Given System directly in Australia, Brazil, Canada, France, Germany, the United States and Israel. Direct sales accounted for 75% of Given Imaging's revenues in 2011.

In January 2012, Given Imaging began operating directly in Brazil through a wholly-owned subsidiary. Given Imaging expects this new direct market to contribute to revenue growth in the Americas region, in particular in light of the reimbursement code for capsule endoscopy of the small bowel issued by Brazil's Medical Association in December 2010, which is expected to gradually enable all of Brazil's 190 million citizens to have access to capsule endoscopy with its PillCam SB capsule during the coming years.

In addition to Given Imaging's direct markets, it markets and sells its products in more than 75 other countries through local distributors or representatives. Sales to Given Imaging's local distributors worldwide, including Japan, accounted for approximately 25% of its revenues in 2011. In each region, Given Imaging supports these distributors with the sales support, customer support, clinical and regulatory affairs and general management employees of its regional subsidiaries.

Given Imaging manufactures the PillCam capsules at its facilities in Yoqneam, Israel. According to Given Imaging, for most of its capsule endoscopy products, it has a stable, and highly efficient and capable, fully- or semi-automated manufacturing process. To date, Given Imaging has been manufacturing its new PillCam COLON capsule in a fixture-assisted manufacturing process, which is sufficient to meet the current demand for this product that is not yet cleared for marketing in the large markets of the United States and Japan. However, this capsule includes several components that are based on new technologies and are difficult to manufacture and some are being supplied to Given Imaging by single source suppliers. According to Given Imaging, it is working to establish a stable, high capability, high volume manufacturing process for this capsule to allow Given Imaging to meet the increased demand it expects if it is able to obtain regulatory clearances in the United States and/or Japan for its PillCam COLON capsule.

Given Imaging believes it has adequate capacity to manufacture capsules needed to satisfy estimated demand for the foreseeable future.

Given Imaging depends on single source suppliers for some of the components necessary for the production of its PillCam capsules. For example, Given Imaging has sole suppliers for the imaging sensor and transmitter of all types of its PillCam capsules and for a few important components of its PillCam COLON capsule. With some of its single source suppliers, Given Imaging does not have written contracts or long term contracts.

To Given Imaging's best knowledge, three companies control the major portion of the worldwide gastrointestinal traditional endoscopy market. These companies, Olympus Corporation, or Olympus, Hoya, and Fuji Film, have marketed and sold flexible endoscopic equipment for many years. Olympus markets and sells a competing capsule endoscopy system in all of the world's major markets for Given Imaging's capsule endoscopy products, including the United States, Europe and Japan. In addition to Olympus, a Chinese company is selling its capsule endoscopy systems in China and other Asian countries at lower prices than Given Imaging's system and presented its systems at industry trade shows outside Asia. Finally, to Given Imaging's best knowledge, a South Korean company is selling a competing system in Asia, Europe and Australia. Given Imaging is aware of other companies attempting to enter the capsule endoscopy market or to commercialize capsule-based products for diagnosing gastrointestinal diseases.

In 2011, Given Imaging derived approximately 66% of its revenues from sales of its PillCam SB capsules, compared to 70% of its revenues in 2010 and 78% of its revenues in 2009. Sales of each of the PillCam ESO capsule and the PillCam COLON capsule were insignificant in these periods.

Bravo pH

In December 2008, Given Imaging acquired the Bravo pH monitoring business from Medtronic, Inc., or Medtronic. The Bravo pH monitoring system is the only wireless, catheter-free pH test for Gastro Esophageal Reflux Disease, or GERD, and uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. To the best knowledge of Given Imaging, pH testing is considered the gold standard for diagnosing GERD. Given Imaging believes that the Bravo pH monitoring system is a more patient-friendly test for GERD than catheter-based tests and is a synergistic and strategic fit with its PillCam platform.

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

In 2011, Given Imaging derived approximately 11.1% of its revenues from sales of the Bravo system and its components, compared to 11.7% of its revenues in 2010 and 10.6% of its revenues in 2009.

Sierra Reflux Monitoring and Manometry

In April 2010, Given Imaging acquired privately-held of Sierra Scientific Instruments, LLC, or Sierra for $35 million in cash. Sierra was a leading provider of specialty diagnostic devices for the gastrointestinal tract. With this acquisition, Given Imaging acquired Sierra’s business of developing, manufacturing and selling high-resolution pressure systems, also known as high resolution manometry, for the diagnosis of motility disorders within the GI tract. Given Imaging sells its high resolution manometry systems under the name ManoScan 360. Given Imaging also markets and sells catheter-based pH and impedance monitoring systems which it acquired from Sierra under the name Digitrapper™.

Catheter-based pH testing involves inserting a small disposable catheter through the nostril and advancing it into the esophagus, where it measures pH levels normally over a 24-hour period. It is typically administered on an outpatient basis and the patient is released to go about “normal” activities while a small catheter remains in place through their nose and extending to the bottom of their esophagus. The patient typically returns the next day so that the catheter may be removed and data uploaded from the recorder and into a software program for analysis. The primary reason to use catheter-based pH monitoring over Bravo pH monitoring is that impedance data can only be recorded with a catheter over a longer section of the esophagus. The addition of impedance allows for the monitoring of non-acid reflux. It can be useful in association of symptoms with non-acid reflux and allow for certain tests to be done while the patient remains on acid suppressing medication.

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

Given Imaging depends on single source suppliers who provide unique components or who have developed unique processes to manufacture certain components for the catheter assemblies. With many of these suppliers, with whom Given Imaging does not have written contracts or long term contracts, Given Imaging maintains high inventory levels of some critical components.

Given Imaging markets and sell its catheter-based pH, impedance and manometry products in the United States and Australia through the same sales organization selling its capsule endoscopy and Bravo products. Outside the United States and Australia, Given Imaging sells these products through independent distributors. Some of these distributors do not have written agreements with Given Imaging. Some of these distributors have had prior relationship with Given Imaging, having distributed also its capsule endoscopy or Bravo products, and others have not, which has resulted in Given Imaging having more than one distributor in certain territories distributing different product lines. During 2011, Given Imaging completed the integration of Sierra’s sales and distribution activities into its regional commercial management organizations. This integration is intended to leverage existing management and resources to provide increased marketing exposure, sales territory coverage, and efficiencies of scale in its distribution channels outside the United States.

To Given Imaging's best knowledge, Given Imaging's main competitors in the field of motility and pH measurement are Sandhill Scientific, Inc., a privately-held U.S. company, and Medical Measurements Systems, a privately-held company based in the Netherlands.

In 2011, Given Imaging derived approximately 16% of its revenues from sales of its ManoScan and Digitrapper products, compared to 11% during the last three quarters of 2010, following its acquisition of Sierra in April 2010.

Reimbursement

To Given Imaging's best knowledge, third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002. Initially, all reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other indications and, as of December 31, 2011, most Medicare carriers and third party private payors, out of a total insured population in the United States of approximately 220 million individuals for capsule endoscopy of the small bowel for suspected Crohn's disease, approximately 51 million have coverage that no longer requires an upper endoscopy and require only a colonoscopy as an endoscopic procedure to be performed prior to a small bowel capsule endoscopy procedure for detecting suspected Crohn’s, approximately 18 million individuals have coverage for a small bowel capsule endoscopy procedure in cases of known Crohn’s of the large bowel that require small bowel evaluation and 20 million individuals have coverage with no restrictions or limitations from their payers for capsule endoscopy. As of January 2012, approximately 35 million individuals with known Crohn’s disease who remain symptomatic after receiving treatment and there is no suspected or confirmed gastrointestinal obstruction, stricture or fistulae, have access to capsule endoscopy of the small bowel for diagnostic re-evaluation. This new coverage supports the recently revised clearance to use PillCam SB to monitor inflammatory bowel disease, such as Crohn’s.

As of December 31, 2011, approximately 45 million individuals had reimbursement coverage for capsule endoscopy of the esophagus using Given Imaging's PillCam ESO capsule to evaluate esophageal varices in patients diagnosed with cirrhosis of the liver, a chronic liver disease, and approximately 220 million individuals in the United States had reimbursement coverage for the catheter-based pH monitoring procedure and the Bravo pH monitoring procedure. As of December 31, 2011, approximately 220 million individuals in the United States had reimbursement coverage for esophageal manometry. In Europe, the population with reimbursable access to small bowel capsule endoscopy at the end of 2011 was approximately 226 million similar to the situation the end of 2010. Outside the United States, reimbursement coverage for Given Imaging's esophageal motility or pH monitoring products varies significantly country by country. In many countries it exists for manometry and catheter-based pH monitoring, in others it does not exist at all and in others still it is insufficient to cover the cost of the procedure.

Given Imaging owns or co-owns 361 additional issued patents in the United States, Australia, Belgium, Canada, China, France, Germany, India, Israel, Italy, Japan, South Korea, Spain, Taiwan, and the United Kingdom, all of which cover different elements of its technology and expire between 2014 and 2029. As part of the acquisition of the Bravo pH monitoring business from Medtronic in late 2008 and the acquisition of Sierra in April 2010, Given Imaging acquired a number of patents and patent applications relating to various aspects of these products and technologies.

Given Imaging also holds four utility models in Germany. As of December 31, 2011, Given Imaging had more than 410 pending patent applications worldwide based on approximately 170 priority applications relating to various elements and functions of its product and enhancements.

Given Imaging's offices are located in Yoqneam, Israel. As of December 31, 2011, Given Imaging had approximately 764 employees around the world. Given Imaging maintains its primary manufacturing facilities in Israel and Vietnam, and also has a small manufacturing facility in Los Angeles.

Additional information on Given Imaging is presented in reports Given Imaging files with the SEC, which are posted on the SEC's website at www.sec.gov.

BrainsGate

BrainsGate is a private company established in 2000 according to the laws of the State of Israel whereupon it commenced its activities.

BrainsGate is developing a minimally invasive platform for the treatment of patients suffering from Central Nervous System (CNS) diseases. BrainsGate's platform technology involves electrical stimulation of the spheno-palatine ganglion (SPG), a nerve center located behind the nasal cavity, to augment cerebral blood flow, without affecting the body's other systems, such as the blood pressure system. This treatment could be acute (short term, for hours or several days) or chronic (long term, from several months to years). BrainsGate's main product under development ("ISS") is designed to treat ischemic stroke. Another potential application based on the ISS system which BrainsGate is evaluating, is intended to treat vascular dementia.

According to the World Health Organization, the number of ischemic strokes in the western hemisphere is estimated at approximately 15 million per year, as a result of which approximately 5 million people die and approximately 5 million people are left physically impaired (see http://www.who.int/cardiovascular diseases/en/cvd_atlas_15_burden_stroke.pdf).

According to the American Heart Association's Heart Disease and Stroke Statistics report (2010), the number of strokes in the United States is estimated at approximately 795,000 per year and it is the number one cause of severe long term disability. The direct cost of strokes in the United States in 2010 amounted to $73.7 billion (American Heart Association, 2010). However, to the best of BrainsGate's knowledge, the current treatment for stroke patients, including treatment with tPA protein, a clot dissolving medicine, is very limited due to the fact that existing treatments are approved for use during a very short time frame following the stroke. This time frame which was only 3 hours was extended to 4.5 hours in 2009 (see "Expansion of the Time Window for Treatment of Acute Ischemic Stroke with Intravenous Tissue Plasminogen Activator", in the journal Stroke, August 2009 issue) but it still represents a narrow time frame. Treating a patient outside such time frame increases the risk of brain hemorrhage by ten (see "Guidelines for the Early Management of Patients with Ischemic Stroke" in the journal Stroke, April 2003 issue) and accordingly is not approved. Most patients arrive at hospitals after the approved time frame and as a result, even in developed countries, only approximately 5% of patients receive effective treatment (American Heart Association, 2010).

87% of strokes are ischemic. The remaining cases of stroke are hemorrhagic. Hemorrhagic stroke occurs when blood supply to the brain tissue is interrupted, usually as a result of a burst blood vessel (American Heart Association, 2010). Ischemic stroke occurs when blood supply to the brain is blocked, usually as a result of a blood clot. Symptoms occur suddenly and lead to death of brain tissue in the blocked area. The dead cells in this area release toxic materials causing death of additional brain tissue in the surrounding area, known as the ischemic penumbra. Death of brain tissue in the blocked area occurs within minutes and is inevitable, however, damage in the ischemic penumbra occurs only a few hours thereafter, and thus can be prevented (see: http://www.strokecenter.org/education/ais_pathogenesis/22_ischemic_penumbra.htm). In spite of this, due to the short time frame approved for treatment, to the best of BrainsGate's knowledge, damage in the ischemic penumbra is not prevented in most cases, as most patients, as stated above, arrive for treatment after the treatable time frame. Preventing damage in the ischemic penumbra is the goal of the ISS system being developed by BrainsGate.

BrainsGate's ISS system is designated for use for up to 24 hours from when the stroke occurs. The system operates by electrical stimulation of the SPG through a tiny electrode. The SPG is responsible, inter alia, for regulating blood flow to the brain. Stimulating the SPG using the ISS widens the blood vessels in the brain thus increasing blood flow to the brain, and thus could prevent the death of cells in the ischemic penumbra. The treatment includes activation of the electrode for several hours a day for a few days after the stroke occurs as long as implantation and initial activation take place in a 24 hour post-stroke time frame.

An additional application BrainsGate is considering based on the ISS system is treatment of vascular dementia. Vascular dementia is an illness characterized by a chronic decrease in blood flow to the brain, and causes cognitive impairment (see "Pharmacotherapy and Prevention of Vascular Dementia" in the journal CNS & Neurological Disorders – Drug Targets, May 2011 issue). Vascular dementia is the second most common form of dementia after Alzheimer's disease in older adults (CNS & Neurological Disorders – Drug Targets, May 2011). To the best of BrainsGate's knowledge, there is currently no approved treatment for vascular dementia.

Development and approval of BrainsGate's product for marketing is subject to the required approval procedures as described above. During 2010, BrainsGate voluntarily suspended and examined the results of the clinical trial it was conducting in support of its planned PMA submission to the FDA, with the purpose of updating the clinical protocol. A summary of the final results of the trial in which approximately 300 patients participated strengthens the assessment that there is a considerable clinical effect among the sample population, which effect is stronger than the effect found in currently available and approved stroke treatments. BrainsGate indicated that these results only represent an indication and are not sufficient to obtain regulatory approval.

In June 2011, BrainsGate completed the process of updating its clinical trial protocol following approval by its steering committee and key opinion leaders, but it has not as yet been approved by the FDA. The updated protocol is based on conclusions from the clinical results obtained thus far, on improvements to equipment supporting the implantation procedure and its supplemental services, and on the results of discussions between BrainsGate and the FDA. In June 2011, BrainsGate renewed patient enrollment for a clinical trial based on the new protocol in medical centers outside the U.S., and to date has recruited 110 patients. Final results of the clinical trial are expected during 2013. BrainsGate is currently conducting negotiations with the FDA in order to receive its agreement over the new trial protocol in order to begin patient enrollment in the U.S.

To the best of BrainsGate's knowledge, there are several companies in its field which compete or may compete with it.

As of December 31, 2011, we held approximately 27% of BrainsGate's outstanding share capital and approximately 23% of its fully diluted share capital. As of the date of filing this Annual Report, we hold approximately 29% of BrainsGate's outstanding share capital and approximately 26% of its fully diluted share capital. The other principal shareholders of BrainsGate include Pitango, Infinity Group, Boston Scientific, Johnson & Johnson and Agate Medical Investments.

In July 2011, BrainsGate signed an investment agreement with its major shareholders, including us, raising approximately $20 million in three equal installments of which our share is approximately $7.1 million. The first and second installments in the aggregate amount of $13.4 million were advanced in August 2011 and in January 2012. Our share in the installments advanced to date amount to $4.7 million. The investors have committed to advance the final installment in July 2012.

Since its inception and until the date of filing this Annual Report, approximately $64 million has been invested in BrainsGate (approximately $70 million assuming the third installment is paid), out of which we invested approximately $18 million (approximately $21 million assuming the third installment is paid). On the assumption that the investment round is completed, Elron is expected to hold 30% of BrainsGate's outstanding share capital and approximately 27% of its fully diluted share capital. For more information, see Note 3.C.1.g in "Item 18 – Financial Statements".

BrainsGate has 13 patents and also has pending patent applications. The patents help protect the technology developed by BrainsGate, potential applications of its technology and the medical technique as to where the electrode is placed and the use of medical technology.

BrainsGate is headquartered in Caesarea, Israel. As of December 31, 2011, BrainsGate had 31 employees.

BrainsGate is currently in the development stage and has not commenced sales. BrainsGate will require additional financial resources to finance its operations.

Pocared

Pocared is a private company established in 2004 according to the laws of the State of Israel and commenced its activities in 2005.

Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology. Pocared's system is designed for use by major microbiological laboratories and hospitals and is designed to diagnose infections in body fluids such as urine, swabs (throat, nasal, and others), blood, sputum, and cerebrospinal fluid. According to Frost & Sullivan, the global microbiology diagnostic market is expected to total approximately $3 billion in 2012 (U.S. Diagnostics Markets, December 2006, European IVD Market, September 2006, Frost & Sullivan Global IVD Market Outlook, May 2005). The system's first application is diagnosis of Urinary Tract Infection, or UTI. According to the Automated Microbiology Report (prepared by the Venture Planning Group, 2006) over 125 million urine cultures are performed each year worldwide. Other potential applications include swab-based and blood specimens.

To the best of Pocared's knowledge, current microbiology practice is a labor intensive process, taking 24-72 hours and requiring formally trained personnel. The procedure entails numerous steps including culture growing of contaminants for 24-48 hours, after which the culture is exposed to a reagent in order to identify the pathogens based on their reaction to the reagent. Therefore, doctors must wait an average of 48-72 hours before they can prescribe evidence-based treatment. As a result, medical treatments (usually antibiotics) are administered in excess, and are often determined post facto to have been unnecessary. To the best knowledge of Pocared, 70% of the urine cultures performed in laboratories in the United States each year return with negative results.

Pocared's system is designed to enable automatic and rapid diagnosis, and to perform a large number of tests simultaneously, thus reducing the average diagnostic time, and significantly increasing output in comparison with current practice. A shortened diagnostic process, in Pocared's estimation, is expected to optimize medical treatment by enabling evidence-based treatment and reducing the amount of unnecessary antibiotics that are prescribed. In addition, Pocared's system is supposed to operate without the need for specialized laboratory technicians or use of reagents. The optimization of medical treatment, increased output, and elimination of need for professional staff and use of reagents in Pocared's estimation, are expected to result in cost savings for its potential customers.

The development and approval for marketing of Pocared's system is subject to the requirements and regulatory approval processes described in this "Item 4B" above. In November 2011, Pocared commenced a diagnostic trial in support of its planned application filing to the FDA for approval to market its system in the United States. The object of the trial is to assess the efficacy of the system's first application, diagnosis of urinary tract infection. The diagnostic trial is being carried out at five of the world's leading medical centers. At this stage of the trial, Pocared's systems have been set up at these centers and are undergoing staff training, but sample collection has not yet begun. In this respect, it appears that an improvement in the system's sample processing procedure is required so that it will better suit the system's diagnostic method, and efforts are being made by Pocared to that end. The sample collection process for assembling the submission dossier will begin upon completion of these efforts. At this stage, Pocared expects to complete the trial in the second half of 2012. In January 2012, Pocared received the CE mark in accordance with the applicable European directive for the manufacturing and marketing of in-vitro diagnostic medical devices. During 2011, Pocared reached manufacturing capacity of its system's disposables (used for holding specimens) sufficient for the throughput of approximately 5 systems. Pocared was awarded internal standard authorization ISO 13845 which specifies requirements for quality management systems in the medical industry.

To the best of Pocared's knowledge, there are several companies currently engaged in its field that compete or may compete with Pocared.

As of date of filing this Annual Report, we hold approximately 41% of Pocared's outstanding share capital and approximately 37% of its fully diluted share capital. The other principal shareholders of Pocared are SCP VitaLife Partners and Naftali Investments. In February 2012, following receipt of the relevant corporate approvals, we granted to the chairman of our board of directors and another employee "phantom" options to purchase Series F preferred shares of Pocared from us, representing approximately 1.4% of Pocared's outstanding share capital. For details regarding the phantom options granted to the chairman of our board, see "Item 6b – Compensation of the Chairman of the Board of Directors – Mr. Arie Mientkavich".

In January 2011, Pocared raised approximately $5.8 million from its shareholders out of which our share was approximately $2.6 million. Simultaneously with this investment, convertible loans in the amount of approximately $9.2 million were converted out of which our share was approximately $4.1 million. According to the terms of the capital raising, the shareholders of Pocared, including us, have the option at their discretion to invest up to an additional approximately $11.2 million in three additional installments, pro rata to their holdings of Pocared, of which our share is $5.1 million. In June and September 2011, two of the three installments were transferred to Pocared in an aggregate amount of $7.4 million out of which we invested $3.4 million. The third and final installment is expected to be executed in the second half of 2012. In August 2011, we together with other shareholders of Pocared, purchased the holdings of another shareholder in Pocared, which as of such date constituted approximately 5% of Pocared's outstanding shares, in consideration for approximately $2 million of which our share was approximately $0.9 million.

Following the investment in 2011, the transfer of two of the three additional installments in June and September 2011, the conversion of the loans and the purchase of shares, our shareholding of Pocared increased from approximately 32% to approximately 41% of Pocared's outstanding share capital and from approximately 30% to 37% of Pocared's fully diluted share capital.

From its establishment until the date of filing this Annual Report, $57 million has been invested in Pocared of which we have invested $23 million (not including the amount used for purchase of shares described above).

Pocared has 20 issued design patents and designs, and 19 pending patent applications.

Pocared's headquarters are in Rehovot, Israel. As of December 31, 2011, Pocared had 21 employees.

Pocared is currently in development stages and has not commenced sales. Pocared will require additional financial resources to finance its operations.

2.           Other Group Companies

•
Aqwise Wise Water Technologies Ltd., or Aqwise, provides biological water and wastewater treatment solutions for the industrial and municipal markets. As of the date of filing this Annual Report, we hold approximately 34% of Aqwise's outstanding share capital and 30% of Aqwise's fully diluted share capital.

•
Atlantium Inc., or Atlantium, provides ultraviolet-based water disinfection solutions. As of the date of filing this Annual Report, we hold approximately 23% of Atlantium's outstanding share capital and 20% of Atlantium's fully diluted share capital.

•
Jordan Valley Semiconductors Ltd., or Jordan Valley, provides metrology solutions for manufacturing process control in the semiconductors industry. Jordan Valley's revenues in 2011 amounted to $35.2 million, compared with $31 million in 2010 and $14.3 million in 2009. As of the date of filing this Annual Report, we hold approximately 19% of Jordan Valley's outstanding share capital and 18% of Jordan Valley's fully diluted share capital. The metrology system that Jordan Valley is developing includes innovative and advanced technologies enabling, inter alia, measurement of thickness, density and chemical composition of thin layers that compose the semiconductors integrated circuits designated for the semiconductor and compound markets. Jordan Valley's technology is considered most suitable for manufacturing process control of DRAM, NAND & NOR Flash, Logic and Compound, especially suitable for modern mobile products such as smartphones and palm computers, LED and Solar. The size of the worldwide metrology market was estimated by VLSI Research in July 2010 at approximately $1.5 billion per year (Long-Term IC Manufacturing Equipment History and Forecast, 2004-2012). Jordan Valley's customers include seven out of the top 10 world's largest semiconductor manufacturers.

•
Navitrio is a digital investment venture, established in order to incubate projects and to invest in companies based on technologies in the fields of electronic commerce, mobile applications, cloud computing applications, social networks, medical and pharmaceutical digital applications and other related fields. Since its establishment in 2011, Navitrio has invested in Cloudyn (held 27% by Navitrio) which is developing technological solutions for the optimization of resources and costs related to the cloud environment. In addition, Navitrio has commenced the incubation of the Cemmerce project within the framework of which it is developing an electronic retail platform for bloggers and internet sites. As of the date of filing this Annual Report, we hold 80% of Navitrio's outstanding share capital and fully diluted share capital.

•
Notal Vision Inc., or Notal Vision, provides a system and services for remote monitoring of AMD patients at risk of vision loss, for the early detection of important visual changes. As of the date of filing this Annual Report, we hold 20% of Notal Vision's outstanding share capital and 16% of Notal Vision's fully diluted share capital.

•
NuLens is developing intra-ocular accommodating lenses, or IOLs, capable of restoring vision at all distances (near, intermediate and distance). As of the date of filing this Annual Report, we hold approximately 35% of NuLens' outstanding share capital and approximately 30% of its fully diluted share capital. Following recent changes in FDA requirements regarding clinical trials for accommodating IOLs, the expected duration of these trials has been lengthened and NuLens has been prevented from the possibility of submitting an application to the FDA to commence clinical trials for market approval on the basis of the results of trials conducted to date. NuLens is currently considering the manner and duration of the continued development of its product and the regulatory track which it will select for the purpose of marketing its product. In addition, the other main shareholder of NuLens, Warburg Pincus, decided not to exercise its right to participate in the second installment of the last financing. NuLens is examining the possibility of raising capital from additional investors. As a result of accumulation of these events, it is the opinion of our management that the expected duration of the period until possible realization of our holding in NuLens has been lengthened and the level of the risk related to the investment in NuLens has increased, and as a result, NuLens ceased to constitute a main company for us.

•
Plymedia Inc., or Plymedia, provides products for overlaying contextual content on web videos. As of the date of filing this Annual Report, we hold 28% of Plymedia's outstanding share capital and 22% of Plymedia's fully diluted share capital.

•
Starling – As described in Item 4A above, in September 2011, Starling became a public shell company after it sold its business in the field of satellite communication systems outside of the military field and following the decision of its board of directors to cease its operations. As a result, Starling ceased to be a main company for us. As of the date of the filing of this Annual Report, we hold (including through RDC) approximately 83% of the issued share capital of Starling and 81% on a fully diluted basis. In February 2012, we and RDC signed a merger agreement with Starling according to which a wholly owned subsidiary of ours and RDC will be merged with and into Starling and all publicly-held Starling shares will be purchased by us and RDC in consideration for cash at a price per share of NIS0.87 (approximately $0.23). With the completion of the merger, Starling's shares will be delisted from trading on the TASE and Starling will become a private company held 46.45% and 53.55% by us and RDC, as applicable. The merger consideration is expected to amount to approximately NIS1.6 million (approximately $400,000) which will be paid by us and RDC in proportion to each party's respective holdings in Starling post the merger. The completion of the merger is subject to the fulfillment of various conditions precedent including, inter alia, receipt of approval of the shareholders of Starling expected to convene in April 2012 and receipt of other approvals required by law. There is no assurance as to the completion of the merger transaction and the timing thereof.

C.           Organizational Structure

As of December 31, 2011, DIC, an Israeli company, held approximately 50.46% of our total outstanding shares. In March 2009, we and DIC entered into a Services Agreement. Pursuant to the agreement, approved by our shareholders on April 22, 2009, effective for a period of three years from May 1, 2009, we receive managerial and administrative services from a DIC's management team. On February 1, 2012, following approval of our audit committee and board of directors, our shareholders approved an amendment and renewal of the Services Agreement for a further three year period commencing from May 1, 2012. For additional information about DIC, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders." For our holdings in our group companies, see the information in "Business Overview" above.

D.           Property, Plants and Equipment

Our corporate headquarters and executive offices are located in Tel Aviv, Israel. These offices, which measure approximately 980 square meters, are leased at an annual rent of approximately $0.3 million. We have made available a portion of our leased office space and other office facilities to RDC for an annual amount of approximately $0.1 million. For details regarding IDBD's and DIC's use of our premises, see "Item 7B".

We believe that our facilities are adequate for our operations as currently conducted. In the event that additional facilities are required, we believe that we could obtain them at commercially reasonable prices.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Overview

We are a high technology operational holding company that operates through subsidiaries, associates and companies classified as available for sale investments, referred to as our group companies. Our group companies currently comprise of a group of publicly traded and privately held companies operating in various technology fields.

Technology fields in which our group companies operate are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, their ability to successfully complete the development of their products and obtain regulatory approval, the ability to successfully transition  from development to manufacturing, intellectual property, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

In order to assess fully the current state of our business, results of operations and capital resources, as well as our ability to realize upon our strategic goal, please see the discussion below regarding the effect on us and our group companies of current global economic developments.

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

Our strategy regarding investments in new and existing companies is based on the following principles:

1.	Focus on investments in a manner which vests us with the influence on their direction and management.

2.	Investments in Israeli or Israeli related technology companies.

3.	Identification and exploitation of investment opportunities with the potential for significant returns.

4.	Involvement and the ability to influence the management and guidance of group companies including through active participation on their boards of directors and hands-on assistance to their management.

5.	Exploitation of opportunities for the purpose of realizing group companies.

6.
Increasing the value of our group companies, inter alia, by providing assistance in the advancement of their technology, forming strategic relationships, access to capital, development and operational guidance, business plan preparation, investment and budget approval, appointing the senior executive team, and general supervision on the performance of group companies. In addition, we provide active assistance to the management of group companies.

Within the framework of these principles, we examine a broad range of proposals for investment and strategic cooperation in a broad range of technology fields, including through RDC, which has first rights to commercially exploit military technologies developed by Rafael for non-military uses and through Navitrio, a digital investments venture which was established in 2011 to incubate projects and to invest in companies based on technology in the fields of electronic commerce, mobile applications, cloud computing applications, social networks, medical and pharmaceutical digital applications and other related fields. It should be noted that our strategy allows us to take actions which deviate from the above principles in circumstances where our management believes that the specific circumstances justify such deviation.

Commencing from 2009, we have continued to invest in and support our existing group companies, investing in fewer existing companies than in the past with the intent of focusing on such companies. Furthermore, we have made a number of investments in new companies and intend to continue to invest in new companies.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies as well as impairment charges.

As most of our group companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities, without further exit transactions, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are accounted by us under the consolidation or equity method of accounting, as well as impairment charges for those investments in which the carrying amount will exceed the fair value.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies, the realization of certain holdings and available credit lines or loans, as well as the impact of any dividends or distributions to our shareholders and/or receipt of dividends from our affiliates. As a holding company, our ability to increase or realize existing holdings or acquire new holdings is affected by the markets in which they operate and capital markets as well as by applicable regulatory limitations with respect to our group companies or companies whose shares we intend to acquire or realize.

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

Global Economic Status

A worldwide financial crisis, if it develops in the future, the decline in global growth in the past year, whose repercussions are still evident, the developments in the world markets, particularly in the Eurozone and the United States, which include securities' prices and currencies' exchange rate fluctuations, the market developments which ensued and which resulted from the geopolitical uncertainty in the Middle East, have materially adversely affected and may continue to materially adversely affect our and our group companies' results of operations, liquidity, value of equity, value and exit potential of assets, business (including the demand for products of our group companies), financial covenants, ability to distribute dividends, ability to raise financing required for day-to-day, long-term and R&D operations, allocation of resources, and availability and terms of financing from financial institutions and banks. As a result, in the future, the fair value of our investments in group companies may decline below their carrying amount which may lead us to recognize impairment charges in such event. This slowdown, and the financial crisis that preceded it, have also adversely affected our financial results, which are directly impacted by our ability to conclude profitable "exit" transactions of companies in our group.

Venture Capital Industry Status

The ability of our group companies, and our medical device companies in particular, to obtain financing is affected by developments and trends in the venture capital industry. While venture capital investment levels have decreased as compared with the years preceding the global financial crisis, especially in the medical device industry, since 2010, investment levels have significantly increased. However, this increase is limited to the investment amount per deal, while the number of deals has remained static.

According to the 2011 MoneyTree Report (issued by PricewaterhouseCoopers LLP and the National Venture Capital Association, January 2012), since 2008, venture capital investments in the U.S. have decreased by 7%, and the number of deals has decreased by 11%. This decrease was particularly acute in the medical device industry, in which venture capital investments have decreased by 19%, and the number of deals has decreased by 13%. In addition, according to SVB Capital's report Venture Investing After the Bubble: A Decade of Evolution (December 2011), since 2008, the number of venture capital firms has decreased by 50%, and according to Thomson Reuters and the National Venture Capital Association (in their press release dated January 9, 2012), venture capital fundraising decreased by 30%, and the number of funds raising money decreased by 20%.

According to the 2011 MoneyTree Report, since 2010, venture capital investments have increased by 22%, and the number of deals has increased by 4%. The medical device industry has experienced a similar 20% increase in venture capital investments, and a 2% decrease in the number of deals. Market research has explained the increase in investment amount per deal by a longer time to exit, which requires investors to invest larger amounts over a longer period of time (see the 2011 MoneyTree Report; Ernst & Young's Pulse of the Industry: Medical Technology Report 2011 issued in September 2011; and SVB Capital's Private Life Science M&A Analysis: More Structured Deals and Quicker Exits in Biotech issued in May 2011). According to these reports, the longer time to exit is caused by potential acquirers' unwillingness to take on the risk associated with acquiring early stage companies (see Ernst & Young's September 2011 report). According to SVB Capital (May 2011), in 2010, 78% of medical device exit transactions equaling or exceeding $50 million, involved companies with FDA approved products. Investors as well are increasingly unwilling to take on risks, as evidenced by a growing difficulty for early stage companies to raise financing (see Ernst & Young's September 2011 report). In 2011, according to the 2011 MoneyTree Report, investments in seed stage companies have decreased by 48% compared to 2010 , and by 83% in the case of medical device companies.

Our ability to exit companies, and in particular, medical device companies, is also affected by developments and trends in the venture capital industry. Since 2010, both the average value and number of M&A deals has significantly increased.

According to Thomson Reuters and the National Venture Capital Association (in their press release dated January 3, 2012), the aggregate value of M&As in the U.S. increased by 23% compared to 2010, reaching the highest levels seen since 2007, and the number of exit transactions increased by 19% compared to 2010. According to Ernst & Young (September 2011), the aggregate value of M&As in the U.S. and Europe in the first half of 2011 increased by 55% as compared with all of 2010, and was comparable to the aggregate value of M&As in all of 2007.

As previously mentioned, market research has indicated that potential acquirers nowadays are increasingly unwilling to take on the risk associated with acquiring earlier stage medical device companies. This unwillingness in also evidenced by an increased number of exit transactions including payments that are contingent on future milestones (see Ernst & Young's September 2011 report and SVB Capital's May 2011 report). According to Ernst & Young (September 2011) whereas in 2008 milestone payments accounted for 9% of the value of M&As, in the first half of 2011, this percentage rose to 40%.

Critical Accounting Policies

On January 6, 2010, further to the delisting of our shares from the NASDAQ (see above under: "Item 4 – Information on the Company"), we commenced reporting in accordance with the reporting obligations under the Israel Securities Law (1968) applicable to reporting companies in Israel which are not dual-listed. As a result, we changed our financial reporting principles from U.S. GAAP to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IASB (IFRS). As permitted under the Exchange Act and the regulations promulgated thereunder our consolidated financial statements were prepared in conformity with IFRS (without reconciliation to U.S. GAAP).

The preparation of our consolidated financial statements for the year ended December 31, 2009 were our first consolidated financial statements prepared in accordance with IFRS. Our significant accounting policies are more fully described in Note 2 in "Item 18 – Financial Statements".

Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Principles of accounting for holdings in group companies – basis of consolidation, equity method of accounting

•	Business combinations and fair value adjustments

•	Impairment of investments in group companies and financial assets

•	Impairment of intangible assets

•	Accounting for income taxes

•	Provisions

•	Financial assets including financial assets classified as available for sale

•	Fair value measurement of contingent consideration

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

Under the consolidation method, a controlled company's assets and liabilities are included within our consolidated statement of financial position and its income items, expense items and other comprehensive income items are included within our consolidated income statement and statement of comprehensive income. The non-controlling interest in respect of subsidiaries represents the non-controlling interests' share in the income or losses of the subsidiaries and the net assets based on their fair values on the acquisition date of the subsidiaries. The non-controlling interest is presented as part of shareholders' equity in a separate amount.

In January 2008, the IASB issued IFRS 3 (Revised), "Business Combinations", or IFRS 3(R), and IAS 27 (Amended), "Consolidated and Separate Financial Statements", or IAS 27(A). IFRS 3(R) and IAS 27(A), or the Standards, became effective for financial statements of periods beginning on January 1, 2010. The principal changes that took place following the adoption of the Standards are:

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

The Standards were adopted prospectively. As such, the adoption of the Standards affected certain aspects of our accounting for subsidiaries and non-controlling interests mainly with respect to allocation of losses to non-controlling interests, accounting for consolidating and de-consolidating subsidiaries, accounting for transactions with non-controlling interests and recognition of gain upon a change of ownership.

In 2010, we early adopted the amendments to IFRS 3(R) in regard to the measurement of non-controlling interests and share-based payment awards in a business combination. The amendments have been applied (retrospectively) from the date of original adoption of IFRS 3(R) and did not have a material effect on our financial position, operating results or cash flows.

Equity Method. Companies over which we have significant influence or the ability to significantly influence the financial and operating policies, but not control over their operations as stated above, are considered associates, and are accounted for using the equity method of accounting. Our consolidated financial statements include our share of the income (expenses) and other comprehensive income (loss) of associates, after adjustments required to align the accounting policies with those of ours, from the date that significant influence commences until the date that significant influence ceases. When our share of losses exceeds our interest in an associate, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that we have an obligation to support the associate or have made payments on behalf of the associate, or have granted it loans or guarantees.

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

For further discussion regarding our investments, see "Impairment of Investments in Group Companies" below. For further discussion regarding financial assets classified as available-for-sale, see "Financial assets" below.

Business Combinations and Fair Value Adjustments

Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to interest in the acquired company's assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill.

The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accountingis allocated to identifiable net assets, intangible assets other than goodwill, such as In-Process Research and Development, or IPR&D, and goodwill and the residual value is allocated to goodwill. The amortization of amounts allocated to finite-lived intangible assets other than goodwill is calculated in accordance with the expected economic benefit from the assets in each period, on the basis of the estimated useful life of each group of assets.

Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method we use is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which requires judgment that can impact our results of operations is estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries that are rapidly evolving and extremely competitive, the value of the intangible assets, their respective useful lives and the investments in companies is exposed to future adverse changes that can result in a charge to our results of operations. (See "Impairment of Investments in Group Companies" below.)

For the discussion regarding standards IFRS 3(R) and IAS 27(A) issued by the IASB which became effective as of January 1, 2010, see "Principles of Accounting for Holdings in Group Companies – Consolidation"

Impairment of Investments in Group Companies and Financial Assets

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

An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans, projections and financial statements), the value at which independent third parties have invested or have committed to invest, and independent appraisals, if available. Evidence of impairment may include, among others, general market data, a decline in stock market prices, recurring operating losses, failure of research and development efforts, extremely negative deviation from the business plan, specific conditions affecting the investment, such as in the industry, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive, and we weigh all quantitative and qualitative factors in determining if any objective evidence of impairment of an investment  exists and a decline in value of an investment has occurred. As we operate in industries that are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future.

Examination of impairment in value of an investment in associates is made based on the overall investment. Accordingly, a loss recognized from impairment in value of an investment is not allocated specifically to goodwill included in the investment but, rather, it is allocated to the entire investment. Therefore, the full amount of the loss from impairment in value may be cancelled if the conditions required for cancellation exist. See "Financial assets including financial assets classified as available for sale" below regarding examination of impairment of publicly traded financial assets classified as available for sale.

In 2011 we recorded impairment charges in the amounts of $15.7 million, mainly with respect to our investments in BPT Bio Pure Technology Ltd., or BPT, and Enablence shares and debentures (see also "International Financial Reporting Standard 9 (2009) – Financial Instruments" below). In 2010 we recorded impairment charges in the amounts of $1.8 million, mainly with respect to our investments in Impliant. In 2009, we recorded impairment charges in the amounts of $1.9 million, mainly with respect to our investments in Kyma.

Impairment of Intangible Assets

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less selling expenses). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For purposes of testing impairment of identifiable assets, the assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets, or the cash-generating unit. An impairment loss is recognized if the carrying amount of an asset or the cash-generating unit to which it relates exceeds the estimated recoverable amount. In 2010 we recorded an impairment of intangible assets in respect of technology attributable to Wavion, in the amount of $2.4 million (see Note 3.C.2.c in "Item 18 – Financial Statements"). In 2009 and 2011, we did not record any impairment of intangible assets. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries that are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. At December 31, 2011, consolidated intangible assets amounted to approximately $4.9 million (approximately $3.6 million as of December 31, 2010 and $7.5 million as of December 31, 2009).

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

The balance of net deferred tax liabilities as of December 31, 2011 was $5 million, as of December 31, 2010 was $4.7 million, and as of December 31, 2009, the balance of deferred tax assets net of deferred tax liabilities was nil.

As of December 31, 2011, we and our subsidiaries had carryforward losses in Israel of approximately $290 million.

Provisions

Aprovision is recognized when we  have a present obligation (legal or constructive) as a result of a past event and a reliable estimate can be made of the amount of the obligation and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. If the effect is material, provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

Financial assets including financial assets classified as available for sale

We initially recognize loans and receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase, including assets designated at fair value through profit or loss, are recognized initially on the trade date.

Loans and receivables are recognized initially at fair value plus any directly attributable transaction costs, unless they are classified at fair value through profit or loss or as available for sale assets. Except for in the rare instances where the fair value cannot be reliably determined due to a significant range of reasonable fair values estimates or a wide range of probable outcomes, financial instruments are recognized initially at fair value plus any directly attributable transaction costs, unless they are classified at fair value through profit or loss or as available for sale assets. In the instances where the fair value cannot be reliably determined the financial assets shall be remeasured at each subsequent reporting dates on the basis of information available at that date, if determinable, in accordance with IAS 39.

See also "Early Adoption of International Financial Reporting Standard 9 (2009) – Financial Instruments" below.

Financial assets classified as available-for-sale. Our investments in certain shares and certain debt securities are classified as available-for-sale financial assets when such investment does not provide us control or significant influence over the investee. After the initial recognition, those investments are measured at fair value and the changes therein (other than continuous or material impairment losses, exchange rate gains or losses and accrual of the effective interest on available-for-sale monetary items) are recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other income (expenses), or determined to be impaired, at which time the cumulative loss is recognized in the income statement in other income (expenses), and removed from the available-for-sale capital reserve. An impairment charge is recorded for publicly traded available-for-sale financial assets, after examining the rate of difference between the fair value of the asset and the original cost, taking into account the changes in fair value and the duration of the decline in fair value below the original cost, as well as whether there have been any changes in the technological, economic or legal environment, or in the market environment in which the publicly traded company operates.

For further discussion regarding our investments, see "Impairment of Investments in Group Companies".

Fair value measurement of contingent consideration. Fair value of contingent consideration from sale of a business which is expected to be received upon occurrence of certain future events is initially recorded at fair value. Such fair value requires assumptions with respect to the occurrence and timing of future events and respective inflows, which may not be within our control. In the rare circumstances in which the fair value cannot be reliably determined due to significant variability in the range of reasonable fair value estimates for the contingent consideration, and since the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, we do not recognize the respective gain of this consideration, until sufficient information is obtainable, if at all. In 2010, we completed the sale of Medingo, for which we received cash consideration and may in the future receive contingent consideration upon achieving certain operational milestones (see "Item 4A" above). The net gain we recorded in 2010 in respect of the sale of Medingo does not include recognition of the contingent consideration element, as in our management's estimation, in light of the significant uncertainty as to the achievement of the milestones and their timing and as to the estimated expected cash inflow and estimated discount rates used to determine the fair value of the contingent consideration, the fair value measurement of this element cannot be reliably estimated, for the reason, among others, that we do not have control over Medingo's success in meeting the aforementioned milestones, which is under the control of the acquirer and is dependent upon additional factors, and also for the reason that pursuant to the sale agreement, we do not, at this stage, have access to information which would enable us to establish a reliable range of reasonable fair value estimates. We examine and shall examine at every financial report date whether there is any change in the circumstances or in the information to which we have access, which would enable us to reliably measure the cash receivables' value in respect of the contingent consideration.

Early adoption of International Financial Reporting Standard 9 (2009) – Financial Instruments

In December 2011, our board of directors resolved to early adopt International Financial Reporting Standard 9 (2009) – Financial Instruments, or IFRS 9, such that it will apply to our consolidated financial statements for the period commencing January 1, 2012 and subsequently (the "2012 Statements"). Upon adoption, comparative figures will be retroactively adjusted to reflect the adoption of the standard. We have resolved to designate our investment in Enablence's shares and additional immaterial investments as permitted pursuant to the provisions of IFRS 9, such that changes in the fair value of these investments will be presented in the 2012 Statements in other comprehensive income. Furthermore, it was resolved to designate investments in certain financial instruments, as permitted by the provisions of the standard, such that changes in the fair value of these instruments will be presented in the 2012 Statements in profit or loss. As a result, an impairment loss in the aggregate amount of approximately $9.9 million that we recorded in our profit and loss in 2011 will be transferred in the 2012 Statements from accumulated deficit to capital reserve for available for sale financial assets through other comprehensive income, such that upon initial application of the standard, our financial statements will be prepared as if the above loss was not recorded in the profit and loss statement. Furthermore, approximately $7.9 million will be transferred in the 2012 Statements, which will result in a decrease in the balance of the capital reserve for available for sale financial assets through other comprehensive income and a decrease in accumulated deficit. The estimated impact of these designation resolutions on the 2012 Statements amounts to a decrease of approximately $17.7 million in accumulated deficit against a corresponding decrease in the balance of the capital reserve for available for sale financial assets through other comprehensive income. For further details, see Note 2 in "Item 18 – Financial Statements".

Basis Of Presentation

Consolidation. Our consolidated financial statements include the accounts of our accounts and the accounts of all of our direct or indirect (through Elbit, DEP, RDC and Navitrio) controlled subsidiaries. The following are our main subsidiaries:

Year ended December 31,
2011	2010	2009
RDC Starling Sync-Rx SmartWave1 Navitrio2 Cloudyn3 Kyma4	RDC Starling Wavion5 Sync-Rx ActySafe 6	RDC Medingo7 Starling Sync-Rx XSIGHTS8 Wavion5 ActySafe

1 Consolidated since its establishment in November 2011.
2 Consolidated since its establishement in May 2011.
3 Consolidated since initial investment in November 2011.
4 Consolidated since we obtained control in January 2011.
5 Sold in November 2011.
6 Ceased operations during December 2011.
7 Sold in May 2010.
8 Ceased operations during 2010.

Equity Method.Our main group companies held by us or through Elbit, DEP and RDC accounted for under the equity method of accounting include:

Year ended December 31,
2011		2010		2009
Atlantium Aqwise BrainsGate Given Imaging NuLens	Pocared PLYmedia	Atlantium Aqwise BrainsGate Galil Medical1 Given Imaging NuLens	Notal Vision9 Galil Medical1 Safend2 Pocared PLYmedia Kyma3 Teledata4	Impliant5 Teledata4 BrainsGate NuLens Safend2 Atlantium Enure10 Pocared 3DV11	BPT6 PLYmedia Given Imaging NetVision7 ChipX8 Aqwise Notal Vision9 Galil Medical1

1 Sold in April 2010.
2 Sold in September 2011.
3 Through January 2011.
4 Sold in June 2010.
5 Since September 2009 until operations ceased in 2010.
6 Through September 2009.
7 Sold in October 2009.
8 Merged with GigOptix Inc. in November 2009.
9 Through September 2010.
10 Ceased operations in 2009.
11 Sold in May 2009.

Available-for-sale financial assets:

Year ended December 31,
2011	2010	2009
Jordan Valley Notal Vision1 GigOptix Enablence Wave	BPT2 Jordan Valley Notal Vision1 EVS3 GigOptix Enablence	Jordan Valley BPT2 EVS3 GigOptix

1 Since October 2010.
2 Ceased operations.
3 Sold in the second quarter of 2011.

A.           Operating Results

Year Ended December 31, 2011 compared with Year Ended December 31, 2010 and Year Ended December 31, 2009

The following table sets forth the net results of our operations in the reported periods:

	Year ended December 31,
	2011	2010	2009
	(millions of $, except per share data)
	Audited
Net income (loss) attributable to Elron's shareholders	(17.0)	60.7	(14.3)
Net income (loss) per share attributable to Elron's shareholders	(0.63)	1.98	(0.48)

The net gain and loss attributable to our shareholders is comprised mainly of the following: our share in the losses of our group companies, gains from exit transactions, and corporate operating expenses*:

	Year ended December 31,
	2011	2010	2009
	(millions of $)
	Unaudited
Our share in net losses of group companies	(22.5)	(23.7)	(27.4)
Excess cost amortization	(4.7)	(5.6)	(5.9)
Impairment of investments in group companies and financial assets	(15.7)	(3.3)	(1.8)
Total losses in respect of group companies	(42.9)	(32.6)	(35.1)
Gain from exit transactions and changes in holdings (net of tax)	31.0	97.9	29.5
Corporate operating expenses	(4.9)	(5.6)	(6.9)

* The results summarized in the table are presented net of non-controlling interest.

Losses in respect of group companies:

Our share in the net losses of our group companies. As previously mentioned, most of our group companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of profit of loss as an increase in R&D expenses (insofar as these expenses are not capitalized as intangibles assets as is permitted according to accounting principles only if technological feasibility has been established). Therefore, as our group companies increase their investments in order to develop their products and advance their business, they cause us to record greater losses in respect of our share in their losses.

As previously mentioned, commencing from 2009, we have continued to invest in and support our existing group companies, investing in fewer existing companies than in the past with the intent of focusing on such companies. As a result, and as a result of the realization of several of our group companies, our share in the losses of our group companies during 2010-2011 has decreased, as compared with 2009.

The loss we recorded in 2011 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Starling, Wavion, NuLens, BrainsGate and Pocared.

The loss we recorded in 2010 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Wavion, Starling, Medingo, NuLens and BrainsGate.

The loss we recorded in 2009 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Starling, Medingo, Wavion, Impliant, NuLens, Atlantium and Pocared.

Excess cost amortization. We record amortization expenses in respect of excess cost attributed to investments in group companies, which are usually generated upon investment in such companies or when the accounting method applied is changed from the equity method to consolidation. Excess cost amortization expenses in 2011, 2010, and 2009 were recorded primarily in respect of excess costs attributed to our holding in Given Imaging.

Impairment charges of investments in group companies and financial assets. In focusing our investments in a fewer number of companies as previously mentioned, in 2009-2011 we recorded impairment charges in respect of companies in which we decided to cease investing, and following decisions made by certain companies' boards of directors to cease their operations.

In addition, we recorded an approximately $9.9 million impairment charge in 2011 in respect of our holding in Enablence shares traded on the TSX Venture Exchange, as a result of a significant and prolonged decline in their share price. Also, see "Early adoption of International Financial Reporting Standard 9 (2009) – Financial Instruments" above.

In addition, we recorded an approximately $4.1 million impairment charge in 2011 in respect of our holding in Enablence debentures, as based on Enablence's financial statements for the three and six months ended December 31, 2011, there is significant doubt as to Enablence's ability to repay the debentures. For further details, see Note 8.C in "Item 18 – Financial Statements".

Gain from exit transactions and changes in holdings:

Gains from exit transactions and changes in holdings in 2011 resulted mainly from:

•	An approximately $21.4 million gain from the sale of Wavion by way of merger to Alvarion Ltd;
•	An approximately $4.7 million gain (net of non-controlling interest) from Starling's sale of its business in the field of non-military satellite communication systems;
•	An approximately $2.3 million gain from the sale of Safend to Wave;
•
An approximately $1.6 million gain (net of non-controlling interest) from a decrease in our holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired.

Gains from exit transactions and changes in holdings in 2010 resulted mainly from:

•	An approximately $70.8 million gain (net of non-controlling interest and of tax) from the sale of Medingo to F. Hoffmann-La Roche;
•
An approximately $22.4 million gain from the sale of Teledata by way of merger to Enablence (for details regarding impairment charges in respect of our holding in Enablence shares and debentures, see "Other expenses, net" below);

Gains from exit transactions and changes in holdings in 2009 resulted mainly from:

•	An approximately $21.9 million gain from the sale of all our holdings in NetVision (approximately 15%) to companies in the IDBD group;
•	An approximately $4.4 million gain (net of non-controlling interest) from 3DV's sale of substantially all of its assets to a third party;
•	An approximately $1.5 million gain from the sale of ChipX by way of merger to GigOptix.

For additional details regarding these transactions, see "Item 4 – Information on the Company".

Corporate operating expenses:

Corporate operating expenses mainly include general and administrative expenses. The decrease in corporate operating expenses during 2010-2011 resulted primarily from the implementation of the Services Agreement with DIC since May 2009, whereby we received managerial and administrative services from DIC (see "Item 7 – Related Party Transactions – Major Shareholders"), and from other efficiency measures taken since May 2009 in order to reduce corporate expenses. The decrease in 2011 further resulted from insurance cost savings and from a decrease in professional services expenses.

The following table summarizes our consolidated statements of profit and loss:

	Year ended December 31,
	2011	2010	2009
	(millions of $)
	Audited
Income from sales	14.1	9.6	9.9
Gain from disposal of business and associates and changes in holdings in associates, net	35.8	160.0	31.8
Financial income	1.5	2.8	1.4
Total income	51.4	172.4	43.1
Cost of sales	5.8	3.9	4.8
Research and development expenses, net	18.2	18.2	25.7
Selling and marketing expenses	5.7	6.6	9.0
General and administrative expenses	10.5	13.6	15.9
Equity in losses of associates, net	10.3	10.9	10.5
Amortization of intangible assets	0.3	1.5	1.4
Financial expenses	3.9	3.0	5.4
Other expenses, net	19.4	3.1	2.2
Total costs and expenses	74.1	60.8	75.0
Income (Loss) before taxes on income	(22.7)	111.6	(31.8)
Taxes on income (Tax benefit)	0.6	6.1	(2.5)
Income (Loss)	(23.3)	105.5	(29.4)
Net income (loss) attributable to the Company's shareholders	(17.0)	60.7	(14.3)
Net income (loss) attributable to non-controlling interest	(6.3)	44.8	(15.1)
Basic income (loss) per share attributable to the Company's shareholders (in $)	(0.63)	1.98	(0.48)
Diluted income (loss) per share attributable to the Company's shareholders (in $)	(0.63)	1.98	(0.49)

Income

Income from Sales. Income from sales comprised of sales of products by our former subsidiary Wavion, and our former subsidiary SELA. The following table sets forth these revenues:

	Year ended December 31,
	2011	2010	2009
	(millions of $)
Wavion1	14.1	9.6	7.7
SELA2	-	-	2.2
Total	14.1	9.6	9.9

1	Wavion was consolidated until November 2011, following its sale.
2	SELA was consolidated until September 2009, following its sale.

The increase in Wavion's sales in 2011 compared with 2009 and 2010 resulted mainly from its increased sales efforts.

Gains from Disposal of Businesses and Associates and Changes in Holdings in Associates, net. In 2011 gains from disposal of businesses and associates and changes in holdings in associates, net, amounted to $35.8 million, which resulted primarily from the $21.4 million gain from the sale of Wavion, the $9.6 million gain from Starling's sale of its business, the $2.3 million gain from the sale of Safend, the approximately $2.1 million gain from the decrease in our holding in Given Imaging, and an approximately $0.4 million gain from the initial consolidation of Kyma. In 2010 gains from disposal of businesses and associates and changes in our holdings in associates, net, amounted to $160 million, which resulted primarily from a $133.5 million gain from the sale of Medingo and a $22.4 million gain from the sale of Teledata. In 2009 gains from disposal of businesses and associates and changes in our holdings in associates, net, amounted to $31.8 million, which resulted primarily from a $21.9 million gain from the disposition of our holdings in NetVision, a $6.1 million gain resulting from 3DV's sale of substantially all of its assets to a third party, and a $1.5 million gain resulting from the merger between ChipX and GigOptix (see above under "Item 4 – Information on the Company").

Financial Income. Financial income amounted in 2011 to $1.5 million, compared with $2.8 million in 2010 and $1.4 million in 2009. The financial income in 2011 resulted mainly from interest income on bank deposits. The financial income in 2010 resulted mainly from interest income on loans granted by us to associates, from translation differences accumulated on NIS-denominated deposits and from interest income on bank deposits. The financial income in 2009 resulted mainly from interest income on loans granted by us and by RDC to associates and from interest income on bank deposits.

Expenses

Cost of sales. Cost of sales consisted primarily of expenses related to salaries and materials associated with selling products of our former subsidiary Wavion and our former subsidiary SELA (until their disposition as described above under "Item 4 – Information on the Company"). Cost of revenues in 2011 amounted to $5.8 million, compared with $3.9 million in 2010 and $4.8 million in 2009. The increase in cost of sales in 2011 compared with 2010 resulted mainly from an increase in Wavion's sales. The decrease in cost of sales in 2010 compared with 2009 resulted mainly from an improvement in Wavion's gross profit margin and from the deconsolidation of SELA.

Operating expenses. Operating expenses were comprised mainly of research and development expenses, net, sales and marketing, and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries (excluding amortization of intangible assets which also constitute part of operating expenses under IFRS but are presented separately):

	Year ended December 31,
	2011	2010	2009
	(millions of $)
Corporate	4.9	5.6	6.9
RDC	1.9	4.1	2.6
Wavion 1	11.5	8.6	7.8
Kyma 2	2.6	-	-
Starling	9.9	10.0	6.7
Medingo3	-	6.9	15.9
Impliant 4	-	-	4.9
SELA5	-	-	1.8
Other 6	3.6	3.2	3.9
	34.4	38.4	50.5

1 Sold in November 2011.
2 Consolidated from January 2011 due to our obtaining control over it.
3 Sold in May 2010.
4 Consolidated through September 2009.
5 Sold in September 2009.
6 In 2011 includes mainly Navitrio, Cloudyn and Sync-Rx. In 2009-2010 includes mainly Sync-Rx and XSIGHTS (XSIGHTS ceased operations in 2010 due to RDC's decision to cease investing in such company).

Corporate operating expenses in 2011 amounted to $4.9 million compared with $5.6 million in 2010 and $6.9 million in 2009. The decrease in 2011 and 2010 compared with 2009 resulted mainly from the implementation of the Services Agreement with DIC (see below under "Item 7 – Major Shareholders and Related Party Transactions") and from other measures designed to improve efficiency and to reduce operational costs. The decrease in 2011 further resulted from insurance cost savings and from a decrease in professional services expenses.

RDC's operating expenses in 2011 amounted to $1.9 million, compared with $4.1 million in 2010 and $2.6 million in 2009. The decrease in 2011 compared with 2010 resulted mainly from a one-time expense incurred in 2010 in respect of a settlement agreement with the former CEO of RDC. The increase in 2010 compared with 2009 resulted mainly from this one-time expense.

Wavion's operating expenses amounted to $11.5 million in 2011 (until its disposition as described above under "Item 4 – Information on the Company"), compared with $8.6 million in 2010 and $7.8 million in 2009, and its operating loss amounted to $3.2 million in 2011 (until its disposition as described above under "Item 4 – Information on the Company") compared with $3.0 million in 2010 and $4.0 million in 2009. The gradual increase in Wavion's operating expenses during 2009-2011 resulted mainly from Wavion's increased research and development and marketing and sales efforts and the increase in its operations and sales turnover. The increase in sales turnover together with an improvement in Wavion's gross profit margin led to a gradual decrease in Wavion's operating loss during 2009-2010. The increase in operating loss during 2011 as included in our financial statements resulted from the abovementioned increase in operating expenses.

Starling's operating expenses and operating loss amounted to $9.9 million in 2011 compared with $10 million in 2010 and $6.7 million in 2009. The decrease in 2011 compared with 2010 resulted mainly from the sale of Starling's business and from the decision of Starling's board of directors to cease its operations (see "Item 4 – Information on the Company"). This decrease was offset by an increase in salary, wages and related expenses resulting from one time compensation awarded to employees of Starling in light of the sale of its business, and from expenses in respect of an inventory write-down and provisions for repairs and the termination of agreements with customers and suppliers following the decision of Starling's board of directors to cease Starling's operations. The increase in 2010 compared with 2009 resulted mainly from an increase in Starling's research and development expenses.

Equity in net losses of associates. Our share of net losses of associates resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis Of Presentation"). Our share of net losses of associates amounted to $10.3 million in 2011, compared with $10.9 million in 2010 and $10.5 million in 2009. The decrease in our share of the net losses of associates in 2011 compared with 2010 and 2009 resulted primarily from having disposed of certain associates, including Teledata and Impliant which had generated losses in this period, and from a change in the accounting classification applied to the investment in Notal Vision from the equity method to an available for sale investment. The decrease was partially offset by a decrease in Given Imaging's net income (see "Highlights of the Results of Operations of Our Group Companies" below) and by an increase in Pocared's losses caused by its increased research and development activities. As mentioned above, commencing from 2009, we have continued to invest in and support our existing group companies, investing in fewer existing companies than in the past in an effort to focus on such companies.

We expect that most of our group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues, if at all. Our results of operations will therefore be affected by the extent of our share of their net losses (to the extent they are reported under the equity or consolidation method of accounting).

Highlights of the Results of Operations of Our Group Companies:

Given Imaging (Nasdaq and TASE: GIVN) (a 27% holding directly and indirectly through RDC) (according to IFRS):

	Year ended December 31, 2011	Increase (Decrease)	Year ended December 31,2010	Increase (Decrease)	Year ended December 31,2009
	(millions of $)%		(millions of $)%		(millions of $)
Revenues	177.9	12.8	157.8	11.3%	141.8
Operating income	12.3	59.3	7.7	(27.6)%	10.7
Net income attributable to shareholders	7.4	(43.1)%	13.1	(25.0)%	17.5

The increase in Given Imaging's revenues in 2011 compared with 2010 resulted mainly from an increase in sales in the Americas, EMEA and APAC regions, and from the inclusion of the sales of Sierra Scientific Instruments, or Sierra, which was acquired in April 2010. The increase in operating income in 2011 compared with 2010 resulted mainly from an increase in income and in gross profit. The decrease in net income in 2011 compared with 2010 resulted mainly from tax expenses recorded in 2011, which was partially offset by the increase in operating income.

The increase in Given Imaging's revenues in 2010 compared with 2009 resulted mainly from the inclusion of the revenues of Sierra. The main factors that influenced the decrease in Given Imaging's operating income in 2010 compared with 2009, were the increase in operating expenses from the consolidation of Sierra, one-time expenses resulting from the acquisition of Sierra and additional one-time expenses in respect of stock-based compensation to employees, which resulted, among other things, from a change in Given Imaging's employees' and directors' stock-based compensation plan. The decrease in net income resulted from the decrease in operating income and since 2009 included one-time tax income, resulting from a tax assessment arrangement between Given Imaging and the Israeli income tax authorities.

Income and losses of consolidated and associate companies directly held by us, for the year ending December 31, 2011

Comprehensive income	Interest
Income (Loss)	Other Comprehen-sive income	Dividend income	Interest income	Date received
(millions of $)
Subsidiaries:
Elbit	(5.7)	(0.1)	1.1	-	-
DEP	(6.7)	1.0	16.6	-	-
Mediagate	-	-	-	-	-
Starling1	(11.9)	-	-	1.6	-	4
Wavion	(3.5)	(0.1)	-
Navitrio	(0.7)	-	-	-	-

Associates:
Given Imaging	7.6	(0.2)	-	-	-
Aqwise	-	3	-	-	3	-	3	-	4
NuLens	(5.0)	-	-	-	3	-	4
BrainsGate	(7.6)	-	-	-	-
Safend2	(1.6)	-	-	-	3	September 2011
Atlantium	(7.3)	-	-	-	-
Pocared	(5.6)	-	-	-	-
Plymedia	0.1	-	-	-	-

1 Interest income recorded by us and by RDC amounts to $0.8 and $0.9, respectively.
2 Data is for the period prior to the sale of the group company.
3 Represents amount lower than $0.1 million.
4 Date not yet determined.

Income and losses of consolidated company held through DEP for the year ending December 31, 2011

	Comprehensive income			Interest
	Income (Loss)	Other Comprehen-sive income	Dividend income	Interest income		Date received
	(millions of $)
Subsidiaries:
RDC	(15.2)	7.0	-	-	1	2014

 1 Represents amount lower than $0.1 million.

Income and losses of a consolidated company held through RDC for the year ending December 31, 2011

	Comprehensive income			Interest
	Income (Loss)	Other Comprehen-sive income	Dividend income	Interest income	Date received
	(millions of $)
Subsidiaries:
Actysafe	(0.7)	-	-	-	-
Xsights 1	-	-	-	-	-
SyncRx	(2.2)	-	-	-	-
Smartwave	(0.2)	-	-	-	-
Kyma	(2.7)	-	-	-	-

1 Ceased operations during 2010.
2 Income and losses of a consolidated company held through Navitrio for the year ending December 31, 2011.

Income and losses of a consolidated company held through Navitrio for the year ending December 31, 2011

	Comprehensive income				Interest
	Income (Loss)		Other Comprehen-sive income	Dividend income	Interest income	Date received
	(millions of $)
Subsidiaries:
Cloudyn1	-	2	-	-	-	-

1 Income and losses of a consolidated company held through Navitrio for the year ending December 31, 2011.
2 Represents amount lower than $0.1 million.

Amortization of intangible assets. Amortization of intangible assets amounted to $0.3 million in 2011 compared with $1.5 million in 2010 and $1.4 million in 2009, and resulted mainly from amortization of intangible assets attributed to technology resulting from the initial consolidation of Wavion in March 2008. The decrease in amortization in 2011 compared with 2010 and 2009 resulted mainly from the impairment of this technology in 2010, which led to a decrease in the quarterly amortization amount (see Note 3.C.2.c in "Item 18 – Financial Statements").

Financial Expenses. Financial expenses amounted in 2011 to $3.9 million compared with $3.0 million in 2010 and $5.4 million in 2009. The financial expenses in 2011 resulted mainly from translation differences accumulated on loans granted to Starling by us and RDC, from expenses incurred in respect of Starling's liability to the Office of the Chief Scientist, and from an increase in the market value of Starling's convertible debentures up to the date of their prepayment in November 2011. The financial expenses in 2010 resulted mainly from interest expenses which resulted from loans granted to us, RDC and Wavion, and from an increase in the market value of Starling's convertible debentures. The financial expenses in 2009 resulted mainly from interest expenses which resulted from accrued interest expenses in respect of Starling's convertible debentures, from expenses incurred in respect of Starling's liability to the Office of the Chief Scientist, from an increase in the market value of Starling's convertible debentures, and from bank loans granted to us, Impliant, RDC and Wavion.

Other Expenses, net. Other expenses, net, amounted to $19.4 million in 2011 compared with $3.1 million in 2010 and $2.2 million in 2009. The expenses, net, in 2011 resulted mainly from an approximately $9.9 million impairment charge in respect of our holding in Enablence shares (see also "Early Adoption of International Financial Reporting Standard 9 (2009) – Financial Instruments" above), from an approximately $4.1 million impairment charge in respect of our holding in Enablence debentures, from an approximately $1.8 million impairment loss in respect of our holding in BPT which derived from the decision of BPT's board of directors to cease its operations (see Note 8.C in "Item 18 – Financial Statements"), and from expenses in respect of an inventory write-down recognized by Starling in the amount of approximately $3.2 million deriving from the decision of Starling's board of directors to cease its operations. The expenses in 2011 were offset by an approximately $0.4 million gain from the sale of a portion of our holding in GigOptix shares (see Note 9 in "Item 18 – Financial Statements"), and from an approximately $0.1 million gain from the sale of our holding in EVS . The expenses, net, in 2010 resulted mainly from an impairment charge in respect of the investment in Impliant which resulted from the decision of Impliant's board of directors to cease its operation (see Note 3.C.1.f in "Item 18 – Financial Statements"), from impairment of intangible assets attributed to technology of Wavion (see Note 3.C.2.c  in "Item 18 – "Financial Statements") and from an inventory write-down recognized by Starling which derived from Starling's decision to stop the development of certain types of systems, the parts of which were recorded as slow moving inventory. The expenses in 2010 were offset by income in the amount of $2.0 million resulting mainly from a payment we received in respect of a settlement agreement with Online Higher Education B.V, or OHE, over the consideration from the sale of KIT eLearning B.V, or KIT, in 2004 (see Note 20.H in "Item 18 – Financial Statements"). The expenses, net in 2009 resulted mainly from impairment charges, mainly in respect to Radlive and Kyma following our decision to cease at that time our investment in those companies (it should be noted that during 2009, due to a change in Kyma's capital structure, our rights in respect of past investments in Kyma were forfeited) and from an impairment charge in respect of our investment in Elbit Vision Systems Ltd., or EVS.

Taxes on Income (Tax Benefit). In 2011, tax expenses were recorded in respect of taxes on income in the amount of approximately $0.6 million, mainly resulting from tax expenses recorded by RDC. Income taxes in 2010 amounted to $6.1 million, and were incurred since RDC's gain from the sale of Medingo exceeded RDC's carryforward losses. Therefore, the gain from such sale required RDC to remit taxes and record current and deferred tax expenses. In 2009, RDC recorded a one-time tax benefit in the amount of approximately $2.5 million due to the cancellation of a tax provision from previous years due to the expiry of the statute of limitations.

Three Months Ended December 31, 2011 compared with Three Months Ended December 31, 2010

The following tables set forth the net results of our operations in the reported periods:

	Year ended	Three months ended
	December 31, 2011	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(millions of $, except per share data)
	Unaudited
Net income (loss) attributable to Elron's shareholders	(17.0)	(4.3)	(16.4)	(5.3)	9.0
Net income (loss) per share attributable to Elron's shareholders	(0.63)	(0.16)	(0.57)	(0.19)	0.29

	Year ended	Three months ended
	December 31, 2010	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(millions of $, except per share data)
	Unaudited
Net income (loss) attributable to Elron's shareholders	60.7	(12.9)	81.1	(4.5)	(3.0)
Net income (loss) per share attributable to Elron's shareholders	1.98	(0.44)	2.72	(0.17)	(0.12)

As mentioned above, the net gain and loss attributable to our shareholders is comprised mainly of the following: our share in the losses of our group companies, gains from exit transactions, and corporate operating expenses*:

	Three months ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(millions of $)
	Unaudited
Our share in net losses of group companies	(9.8)	(6.6)	(4.5)	(2.8)
Excess cost amortization	(1.4)	(1.4)	(1.4)	(1.4)
Impairment of investments in group companies	-	(2.5)	-	(0.8)
Total losses in respect of group companies	(11.2)	(10.5)	(5.9)	(5.0)
Gain (loss) from exit transactions and changes in holdings (net of tax)	(0.1)	93.8	0.7	3.4
Corporate operating expenses	(1.1)	(1.1)	(1.3)	(2.1)

	Three months ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(millions of $)
	Unaudited
Our share in net losses of group companies	(3.9)	(5.7)	(9.3)	(3.6)
Excess cost amortization	(1.2)	(1.2)	(1.2)	(1.1)
Impairment of investments in group companies and financial assets	-	(9.2)	(1.4)	(5.1)
Total losses in respect of group companies	(5.1)	(16.1)	(11.9)	(9.8)
Gain from exit transactions and changes in holdings	1.6	0.9	7.0	21.5
Corporate operating expenses	(1.0)	(1.1)	(1.0)	(1.8)

* The results summarized in these tables are presented net of non-controlling interest.

Our share in the net losses of group companies. The loss we recorded in the fourth quarter of 2011 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Wavion, NuLens, Pocared and BrainsGate, which was partially offset by our share in the gain recorded by Given Imaging. The loss we recorded in the fourth quarter of 2010 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Starling, BrainsGate, NuLens and Pocared.

Excess cost amortization. Excess cost amortization expenses in the fourth quarter of 2011 and 2010 were recorded primarily in respect of excess costs attributed to our holding in Given Imaging.

Impairment charges of investments in group companies and financial assets. In the fourth quarter of 2011, we recorded impairment charges in respect of our investment in Enablence shares and debentures. In the fourth quarter of 2010, we recorded an impairment charge in respect of excess cost attributed to obsolete technology of Wavion.

Gain from exit transactions and changes in holdings. The gain from exit transactions and changes in holdings in the fourth quarter of 2011 resulted mainly from the $21.4 million gain from the sale of Wavion. The gain from exit transactions and changes in holdings in the fourth quarter of 2010 resulted mainly from an approximately $1.6 million gain from the decrease in our holdings in Notal Vision (see Note 3.C.1.h in "Item 18 – Financial Statements").

The following tables summarize our quarterly consolidated statements of profit and loss:

	Year ended	Three months ended
	December 31, 2011	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	Audited	Unaudited
	(millions of $)
Income from sales	14.1	4.3	3.9	3.4	2.5
Gain from disposal of business and associates and changes in holdings in associates, net	35.8	1.4	1.0	11.9	21.5
Financial income	1.5	0.9	0.9	0.5	0.5
Total income	51.4	6.6	5.8	15.8	24.5
Cost of sales	5.8	1.1	1.6	1.4	1.7
Research and development expenses, net	18.2	4.4	4.7	6.6	2.5
Selling and marketing expenses	5.7	2.0	1.3	1.5	0.9
General and administrative expenses	10.5	2.2	2.4	2.5	3.3
Equity in losses of associates, net	10.3	2.4	3.1	2.9	1.9
Amortization of intangible assets	0.3	0.08	0.08	0.08	0.06
Financial expenses	3.9	0.5	0.4	3.6	0.5
Other expenses (income), net	19.4	(0.3)	10.3	3.9	5.6
Total costs and expenses	74.1	12.4	23.9	22.5	16.5
Income (Loss) before taxes on income	(22.7)	(5.8)	(18.1)	(6.7)	8
Taxes on income	0.6	-	-	-	0.6
Income (Loss)	(23.3)	(5.8)	(18.1)	(6.7)	7.4
Net income (loss) attributable to Elron's shareholders	(17.0)	(4.3)	(16.4)	(5.2)	9.0
Loss attributable to non-controlling interest	(6.3)	(1.4)	(1.7)	(1.5)	(1.6)
Basic income (loss) per share attributable to Elron's shareholders	(0.63)	(0.16)	(0.57)	(0.19)	0.29
Diluted income (loss) per share attributable to Elron's shareholders	(0.63)	(0.16)	(0.57)	(0.19)	0.29

	Year ended	Three months ended
	December 31, 2010	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	Audited	Unaudited
	(millions of $)
Income from sales	9.6	1.7	1.7	1.9	4.4
Gain (loss) from disposal of business and associates and changes in holdings in associates, net	160.0	(0.07)	156.6	1.0	2.4
Financial income	2.8	0.5	1.0	2.2	1.5
Total income	172.4	2.1	159.4	5.1	8.3
Cost of sales	3.9	0.7	0.8	0.7	1.8
Research and development expenses, net	18.2	6.3	4.4	3.9	3.6
Selling and marketing expenses	6.6	2.1	1.9	1.2	1.4
General and administrative expenses	13.6	4.6	3.2	2.2	3.5
Equity in losses of associates, net	10.9	4.5	2.6	2.7	1.0
Amortization of intangible assets	1.4	0.4	0.4	0.4	0.4
Financial expenses	3.0	1.6	2.4	1.3	0.3
Other expenses (income), net	3.1	(0.3)	3.3	(1.9)	2.0
Total costs and expenses	60.8	19.9	19.0	10.5	14.0
Income (Loss) before taxes on income	111.6	(17.8)	140.4	(5.4)	(5.7)
Taxes on income (Tax benefit)	6.1	(0.3)	8.8	(0.04)	(2.4)
Income (Loss)	105.5	(17.5)	131.6	(5.4)	(3.3)
Net income (loss) attributable to Elron's shareholders	60.7	(12.9)	81.1	4.5	(3.0)
Net income (loss) attributable to non-controlling interest	44.8	(4.6)	50.5	(0.9)	(0.3)
Basic income (loss) per share attributable to Elron's shareholders	1.98	(0.44)	2.72	(0.17)	(0.12)
Diluted income (loss) per share attributable to Elron's shareholders	1.98	(0.44)	2.67	(0.17)	(0.13)

B.           Liquidity and Capital Resources

Our and RDC's primary cash flows (non-consolidated) 1

	Year ended		Three months ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	Audited		Unaudited
	(millions of $)
Raising of RDC's debt2	3.2	-	2.2	-
Investments in our and RDC's group companies 3	36.7	36.7	7.2	6.9
Repayment of our and RDC's loans 4	-	70.6	-
Dividend distributed by RDC 5	-	15.0	-	-
Proceeds received from disposal of our and RDC's non-current investments	16.3	114.3	14.6	0.1

1	The amounts presented include RDC's cash flows in full (100%) in addition to our cash flows.
2	Including shareholder loans from Rafael only.
3	Excluding our investment in RDC and the consideration transferred from RDC following the transfer of the investment in Kyma to RDC.
4	Including repayment of RDC's shareholder loans to Rafael only.
5	Dividend distributed by RDC to Rafael only.

Cash balance

Consolidated cash and deposits at December 31, 2011, were approximately $40.1 million compared with $56.5 million at December 31, 2010. At December 31, 2011, corporate and RDC's cash and deposits were $31.1 and $1.9 million, respectively, compared with $40.7 and $9.9 million, respectively at December 31, 2010.

Raising of debt and credit line

In November 2011, we entered into a definitive agreement with Silicon Valley Bank to receive a $30 million credit line which can be utilized over a period of up to eighteen (18) months. During this period, we will be entitled to draw down loans for periods of up to 3 years from the date of each respective drawdown, at the Wall Street Journal prime rate of interest plus 0.75% per annum. According to the terms of the credit line, we will be able to make early repayment of all the loans without any cost. At the time the credit line is actually utilized, we will pledge  shares directly held by us in Given Imaging in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on the average price over the five trading days prior to the calculation) to the amount of credit utilized. Furthermore, pursuant to the credit agreement, once the credit line is actually utilized, should the ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then we shall either pledge additional Given Imaging shares or repay a portion of the credit utilized in order to maintain a coverage ratio of 3.25, or provide alternative collateral acceptable to the bank.

The credit line was obtained in order to diversify and ensure additional sources of financing towards continued investing in companies held by us and new companies and to finance our ongoing operations. As of the date of filing this Annual Report, we have not utilized the credit line.

At December 31, 2011 RDC had a long-term loan in the amount of $6.5 million granted by us and by Rafael in equal portions (see Note  3.C.2.d) in "Item 18 – Financial Statements").

We believe that our existing capital sources will be sufficient to fund our and our subsidiaries’ operations,and to fund any investments we may carry out in existing and new companies for at least the next twelve months.

Uses of cash

The main uses of cash in 2011 were investments and loans to our group companies in the amount of $25.8 million by us and $9.7 million by RDC. In addition, we purchased Pocared shares from another shareholder for approximately $0.9 million, and we and RDC purchased Elbit System Ltd.'s full holding in Starling for approximately $0.1 and $0.2 million, respectively (see Note  3.C.2.a) in "Item 18 – Financial Statements"). Also, cash was used to pay corporate and RDC's operating expenses, as detailed above under "Operating Results".

The main uses of cash in 2010 were investments and loans to our group companies in the amount of $17.7 million by us and $19.0 million by RDC. In addition, during 2010 cash was used to prepay our and RDC's bank loans in the amount of $30 million and $10 million, respectively, to prepay our debt to DIC in the amount of $17.5 million, to prepay RDC's debt to its shareholders in the aggregate amount of approximately $32 million, including $19 million to us and $13 million to Rafael, and to distribute a dividend by RDC in the aggregate amount of $30 million, including approximately $15 million to us and approximately $15 million to Rafael. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above under "Operating Results".

Our and RDC's investments in our group companies during 2011 and 2010 are detailed in the following table (for additional details see Note 3 in "Item 18 – Financial Statements"):

	Elron		RDC
	2011	2010	2011	2010
	(millions of $)
	Audited
Consolidated companies 1
Starling 2	7.5	8.7	8.6	10.0
Kyma3	4	1.0	-	-
Navitrio 4	1.5	-	-	-
Wavion5	0.9	3.4	-	-
SmartWave 6	-	-	0.5	-
Medingo7	-	0.4	-	4.2
Sync-Rx	-	-	0.7	3.5
Xsights 8	-	-	-	1.3
	13.9	13.5	9.8	19.0
Associates and other investments
Pocared 9	6.9	1.4	-	-
Brainsgate	2.4	-	-	-
NuLens	1.0	2.0	-	-
Safend	0.6	0.3	-	-
WhiteWater	1.1	-	-	-
BPT	0.3	-	-	-
Aqwise	0.3	-	-	-
Notal Vision	0.3	0.4	-	-
	12.9	4.2	-	-
Total investments	26.8	17.7	9.8	19.0

1	These investments do not affect the cash included in the consolidated financial statements. Furthermore, we granted RDC loans in the amount of $3.3 and $6 million in 2011 and 2010, respectively.
2	In 2011 – including the purchase of Starling shares from Elbit Systems Ltd.
3	Kyma is consolidated since January 2011 due to our obtaining control over it. The amounts exclude the consideration transferred from RDC following the transfer of the investment in Kyma to RDC.
4	Navitrio is consolidated since its establishment in May 2011. Since being established, Navitrio has invested $0.5 million in Cloudyn.
5	Wavion was deconsolidated in November 2011 due to its sale.
6	SmartWave is consolidated since its establishment in November 2011.
7	Medingo was deconsolidated in May 2010 due to its sale.
8	Xsights was deconsolidated in December 2011 due to its liquidation.
9	In 2011 – including the purchase of Pocared shares from another shareholder.

Our and RDC's investments in our group companies subsequent to December 31, 2011 and through the date of the filing of this Annual Report are detailed in the following table:

	Elron	RDC
	(millions of $)
	Audited
Consolidated companies
Kyma	-	0.5
Associates and other investments
Brainsgate	2.4	-
NuLens	1.5	-
Total investments	3.9	0.5

Proceeds from the disposal of non-current investments

Proceeds we and RDC received from the disposal of non-current investments in 2011 mainly included proceeds we received in the amount of $14.3 million from the sale of Wavion, proceeds we received in the amount of $1.3 million from the sale of GigOptix shares, proceeds we received in the amount of $0.3 million from the sale of our entire holding in EVS, and proceeds we and RDC received in the amount of $0.1 and $0.3 million, respectively, in respect of the sale of SELA which was completed in 2009. In addition, in consideration of the sale of Wavion, we received approximately $1.9 million which was deposited in escrow for a period of 15 months. This amount is presented under "other long-term receivables" in the statement of financial position as of December 31, 2011.

Proceeds we and RDC received from the disposal of non-current investments in 2010 mainly included the cash consideration we and RDC received from the sale of Medingo in the amount of $13.7 million and $93.5 million, respectively, proceeds we and RDC received from adjustment to such consideration in the amount of approximately $0.2 million and $1.5 million, respectively (see further under "Item 4 – Information on the Company"), and the cash consideration we received in the amount of approximately $3.0 million from the sale of Teledata (see further under "Item 4 – Information on the Company"). In addition, in consideration for the sale of Medingo, we and RDC received amounts of approximately $2.7 million and $19.9 million, respectively, which were deposited in escrow for a period of two years. These amounts are presented under "other accounts receivables" in the statement of financial position as of December 31, 2011.

Dividend proceeds

As previously mentioned, in 2010, RDC distributed a cash dividend in the aggregate amount of approximately $30 million. Our share in the dividend amounted to approximately $15 million. The balance amount was distributed to Rafael.

Our main group companies' cash flows1

	Cash flows from operating activities for the year ended December 31,		Cash balance as of December 31,		Note in "Item 18 – Financial Statements"
	2011	2010	2011	2010
	(audited)
	(millions of $)
BrainsGate 2	(6.5)	(7.9)	5.1	5.6	3.C.1.g)
Given Imaging 2	19.9	31.7	24.2	34.6	3.C.1.i)
Pocared 2	(6.1)	(4.2)	6.3	1.7	3.C.1.a)
NuLens 3	(4.4)	(4.2)	1.0	3.0	3.C.1.d)
Starling 3	(10.0)	(13.5)	1.7	2.0	3.C.2.a)

1	See "Item 4B – Business Overview" for details on the criteria for classifying a group company as a main company.
2	In accordance with U.S. GAAP.
3	A main company solely in 2010.

	December 31, 2011	December 31, 2010
	(audited)
	(millions of $)
Total assets in the consolidated statement of financial position	208.0	250.3
Investments in associate companies and available for sale assets (including assets held for sale)	132.1	146.8
Other long-term receivables	5.3	28.2
Current assets (excluding assets classified as held for sale)	65.5	69.6
Intangible assets, net	4.9	3.6
Current liabilities	4.9	14.8
Long-term liabilities	9.3	16.0
Total liabilities	14.2	30.8
Equity including non-controlling interest	193.8	219.5

Convertible debentures at December 31, 2010 amounted to $3.4 million and represent the minority portion of the convertible debentures issued by Starling in May 2007. In November 2011, Starling fully prepaid the convertible debentures (see Note 3.C.2.a in "Item 18 – "financial Statements").

Shareholders' equity attributable to our shareholders at December 31, 2011, was approximately $173.4 million, representing approximately 83% of the total assets as reflected in the Statement of Financial Position, compared with $195.9 million at December 31, 2010, representing approximately 78% of total assets as reflected in the Statement of Financial Position.The decrease in shareholders' equity resulted mainly from the net loss attributable to shareholders in the amount of $17 million in 2011 and from a decrease in capital reserves for assets classified as held for sale and as available for sale in the amount of $7.0 million, mainly due to the decrease in the fair value of our investment in Enablence shares and in Jordan Valley (see Note 8 in "Item 18 – Financial Statements"). The increase in the ratio of shareholders' equity attributable to shareholders to total assets mainly resulted from the decrease in total assets caused by the de-consolidation of Wavion following its sale and by the sale of Starling's business.

Consolidated working capital at December 31, 2011 amounted to $60.5 million (excluding available for sale investments presented as assets held for sale) compared with $54.8 million at December 31, 2010. The increase in working capital resulted mainly from the reclassification of current maturities as current assets in respect of amounts received from the sale of Medingo that were deposited in long-term escrow. This increase was partially offset by a decrease in cash as described above and from a decrease in inventories resulting mainly from Starling's inventory write-off as aforementioned (see Note 3.C.2.a in "Item 18 – Financial Statements").

Intangible assets amounted to $4.9 million as of December 31, 2011 and mainly included intangible assets attributed to the agreement with Rafael in the amount of $3.1 million and in process R&D in the amount of $1.9 million resulting from the initial consolidation of Kyma and Cloudyn. Intangible assets amounted to $3.6 million as of December 31, 2010 and mainly included intangible assets attributed to the agreement with Rafael in the amount of $3.1 million and technology attributed to Wavion in the amount of $0.3 million resulting from the initial consolidation of Wavion.The increase in intangible assets resulted mainly from a $1.9 million increase resulting from the initial consolidation of Kyma and Cloudyn, which was partially offset by the periodic amortization of technology attributed to Wavion resulting from the initial consolidation of Wavion.

Qualitative and Quantitative Disclosure About Market Risk

Market risks

Market risks relating to our operations result primarily from changes in interest rates, exchange rates, the consumer price index, and equity prices. In addition, we are indirectly exposed to market risks relating to the operations of our group companies. In order to limit our and our subsidiaries' exposure, we and our subsidiaries may enter, from time to time, into various derivative transactions. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure. The handling of financial exposures, formulation of hedging strategy, supervision over, execution and provision of an immediate response to extraordinary developments in the various markets, is under the responsibility of the Chief Financial Officer, who acts in consultation with the Chief Executive Officer and members of the audit committee and the investment committee. An update regarding the implementation of our policy is presented to the members of the audit committee on a quarterly basis. We do not determine the risk management policy for our group companies.We and our subsidiaries did not have material derivatives positions as of December 31, 2011 and December 31, 2010.

Interest Rate Risks. We and our group companies are exposed to market risks resulting from changes in interest rates, relating primarily to our and RDC's loan obligations to banks. As of the date of filing of this Annual Report, we and RDC do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2011, we had no external debt and therefore we are not exposed to changes in interest rates. However, at December 31, 2011 we had a variable interest unutilized dollar credit facility from Silicon Valley Bank and RDC had an obligation with respect to a variable interest shareholder dollar loan from us and from Rafael. In addition, certain of our group companies have variable interest loans and therefore, an increase in interest rates would result in an increase in their and RDC's financial expenses and may lead to an increase in our financial expenses as well should we utilize the credit facility.

The following table sets forth the repayment dates of our and our subsidiaries financial liabilities:

Liabilities	2012	2013	2014	2015	No specific repay-ment date	Total	Fair value
	(equivalent to millions of $)
Variable rate ($)	-	-	3.5	-	-	3.5	3.2
Average interest rate			LIBOR +3.3%
Variable rate ($)	-	-	-	-	1.0	1.0	1.0
Average interest rate					LIBOR

Exchange Rate Risk. Since most of our group companies have operations in Israel, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of most of our group companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having, to the extent possible, most of our and our group companies' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. However, salaries and related expenses, as well as expenses related to the DIC Service Agreement (see "Item 7 – Related Party Transactions– Major Shareholders") and other operating expenses are denominated in NIS. It is our and our group companies' policy to use derivative financial instruments, from time to time, to limit exposure to changes in the exchange rate between the NIS and the U.S. dollar or to keep a portion of our and our group companies' resources in NIS against a portion of its future NIS expenses and against liabilities denominated in NIS. If the NIS should strengthen against the U.S. dollar, it may harm our and our group companies' results of operations. In addition, we are exposed to results from changes in exchange rates on the operations of our group companies whose functional currency is NIS. We keep a material portion of our resources in U.S. dollar, however, in the future, changes may take place from time to time in our cash balances, in how we maintain our cash, and the portion of cash we hold in each currency based on business developments and future decisions.

Consumer Price Index (CPI) Risk. We are engaged in a Services Agreement with DIC (described under "Item 7 – Major Shareholders and Related Party Transactions–Related Party Transactions") and we and several group companies of ours are engaged in several lease agreements that are linked to the NIS CPI for various time periods, which are impacted by changes in the CPI. A sharp rise in the inflation rate may lead to a significant increase in our and our group companies' expenses.

General Market Risks. As we and our group companies hold most of our cash and cash equivalents, short-term and long-term investments and other financial instruments in various financial institutions with high credit ratings, we do not have significant concentrations of credit risk. Our policy is spreading out our cash investments among the various institutions. We believe this represents a conservative investment policy primarily intended to preserve our cash resources. Nonetheless, these investments are subject to general credit, counterparty, liquidity and market risks, which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit and liquidity issues for a number of reputable financial institutions.

Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded and private companies. At December 31, 2011 we directly and indirectly held shares of publicly traded companies, primarily Given Imaging, Enablence and Wave. Stock prices in the industries of these companies, and of these companies themselves, have historically experienced significant volatility. Changes in the market value of our publicly traded holdings, including holdings through our associates, which are accounted under the equity method of accounting or as available-for-sale assets may affect our results of operations and may have a significant effect on our market value. We view the volatility in market price of these companies as part of our ordinary course of business. Based on closing market prices at December 31, 2011, the market value of our and RDC's holdings in public securities was approximately $171.3 million. At December 31, 2011, no instruments were used to hedge the risk of equity price fluctuations. As of March 2, 2012, the market value of our and RDC's holdings in public securities increased to $186.9 million.

For details regarding linkage balance at December 31, 2011 and December 31, 2010, please see Note 24.i in "Item 18– Financial Statements".

Sensitivity analyses of sensitive financial instruments included in the consolidated financial statements as of December 31, 2011, in accordance with changes in market factors

The following tables describe sensitivity analyses of the fair value of financial instruments held by us and our subsidiaries. The following comments should be considered with regards to the tables below:

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

3.	The exchange rates according to which the sensitivity analyses were carried out are the closing rates on the day of calculation.

The following are the sensitivity analyses of the balances as of December 31, 2011:

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value		10%	5%
Section	(millions of $)
Other long-term receivables	2.6	(0.1)	(0.06)	(0.03)	0.2		0.07	0.03
Loans from banks and others (including current maturities)	(3.2)	0.1	0.03	0.02	(0.2)		(0.03)	(0.02)
	(0.6)	-	(0.03)	(0.01)	-	*	0.04	0.01

*Represents amount lower than $10 thousand.

Sensitivity test of changes in the dollar-NIS exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	(millions of $)
Current Assets:
Other accounts receivable and trades receivable	0.2	0.02	0.01	(0.02)	(0.01)
Cash and cash equivalents	4.0	0.4	0.2	(0.4)	(0.2)
Non- Current Assets:
Other long term receivables	0.5	0.05	0.02	(0.05)	(0.02)
Current liabilities:
Trades payable and other accounts payable	(2.9)	(0.3)	(0.2)	(0.3)	(0.2)
	1.8	0.2	0.1	(0.2)	(0.1)

*Sensitivity analyses for the influence of the Euro exchange rate were not presented due to their negligible influence.

Sensitivity test of changes in prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	(millions of $)
Other investments	17.5	1.8	0.9	(1.8)	(0.9)
Assets classified as held for sale	3.2	0.3	0.2	(0.3)	(0.2)
	20.7	2.1	1.1	(2.1)	(1.1)

The following are the sensitivity analyses of the balances as of December 31, 2010:

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	(millions of $)
Other long-term receivables	3.8	(0.1)	(0.03)	(0.02)	0.1	0.03	0.02
Loans from banks and others (including current maturities)	(0.5)	0.01	0.02	0.01	(0.01)	(0.02)	(0.01)
	3.3	(0.1)	(0.01)	(0.01)	0.1	0.01	0.01

Sensitivity test of changes in the dollar-NIS exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	(millions of $)
Current Assets:
Other accounts receivable and trades receivable	1.1	0.1	0.06	(0.1)	(0.06)
Cash and cash equivalents	3.8	0.4	0.2	(0.4)	(0.2)
Current liabilities:
Trades payable and other accounts payable	0.2	0.02	0.01	(0.02)	(0.01)
Non-current liabilities:
Loans from shareholders	(6.9)	(0.7)	(0.3)	0.7	0.3
	(1.8)	(0.2)	(0.1)	0.2	0.03

*Sensitivity analyses for the influence of the Euro exchange rate were not presented due to their negligible influence.

Sensitivity test of changes in prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	(millions of $)
Other investments	20.2	2.0	1.0	(2.0)	(1.0)
Assets classified as held for sale	17.2	1.7	0.9	(1.7)	(0.9)
	37.4	3.7	1.9	(3.7)	(1.9)

Sensitivity test of changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	(millions of $)
Convertible debentures	(3.5)	(0.4)	(0.2)	0.4	0.2

C.           Research and Development

As of the period covered by this Annual Report, due to our being a holding company, we do not ourselves currently conduct research and development activities.

The combined R&D costs of all group companies amounted to approximately $72.2 million in 2011, $78.5 million in 2010 and $100.3 million in 2009. The decrease in R&D costs in 2011 as compared with 2010 resulted mainly from the sale of certain investments, mainly Medingo, Teledata and Impliant. The decrease in R&D costs in 2010 as compared with 2009 was primarily due to the sale of certain investments, mainly Medingo, Teledata, Galil Medical, ChipX and 3DV, and due to a decrease in R&D expenses of some of our associates, mainly Pocared.

Our consolidated R&D costs amounted to $18.2 million in 2011, $18.2 million in 2010 and $25.7 million in 2009. The decrease in consolidated R&D costs in 2011 and 2010 as compared with 2009 was primarily due to the sale and de-consolidation of Medingo and the de-consolidation of Impliant from September 2009.

According to our group companies (excluding Given Imaging which does not publish any guidance regarding its R&D expenses), their aggregate projected investment in R&D activities during 2012 will total approximately $44.4 million.

D.   Trend Information

See "Global Economic Status" and "Venture Capital Industry Status" above.

E.   Off- Balance Sheet Arrangements

There are no off-balance sheet transactions.

F.           Tabular Disclosure of Contractual Obligations

At December 31, 2011, we and our subsidiaries had material contractual obligations which are expected to affect our consolidated cash flow in future periods, which included lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (the following amounts include predicted accrued interest and are presented in millions of $):

Type of Obligation	2012	2013	2014	2015	2016	Total

Loan from banks and others	-	-	3.5	-	-	3.5
Leases	0.5	0.5	0.4	0.4	0.1	1.9

Item 6.	Directors, Senior Management and Employees

A.           Directors and Senior Management

As of the date of filing of this Annual report, our executive officers and directors are as follows:

Directors Name	Age	Position

Arie Mientkavich(6) (5)	69	Chairman of the board of directors

Avraham Asheri(1) (5)	74	Director

Gad Arbel(1) (2)(3) (5)	63	External Director

Prof. Gabi Barbash	62	Director

Rona Dankner(7)	28	Director

Ami Erel(6) (5)	64	Director

Hadar Udler(6)	39	Director

Ehud Rassabi (1) (2) (3) (5)	58	External Director

Shay Livnat(6) (7)	53	Director

Dori Manor(5) (6) (7)	44	Director

Arie Ovadia(1) (3) (4) (5)	63	Director
Executive Officers Name	Age	Position

Ari Bronshtein	42	Chief Executive Officer

Yaron Elad	34	Vice-President & Chief Financial Officer

Gadi Veinrib	33	Vice-President

(1)	Member of our audit committee.
(2)	External director under the Israeli Companies Law.
(3)	Independent Director under the Israeli Companies Law.
(4)	Designated "financial expert" under the Sarbanes-Oxley Act of 2002.
(5)	Designated "financial expert" under the Israeli Companies Law.
(6)	Director or officer of IDB Holding Corporation, or IDBH, IDBD and/or DIC.
(7)
Rona Dankner is the daughter of Nochi Dankner, Shay Livnat is the son of Avraham Livnat and Dori Manor is the son of Isaac and Ruth Manor. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders."

Arie Mientkavich joined Elron as Chairman of the board of directors in January 2007. He has served as deputy chairman of the board of IDBH since May 2006 and as also serves as chairman of the board of RDC, and as a director of Given Imaging, and NuLens. Since July 2006, he has also served as the deputy chairman of the board of Gazit Globe Ltd. and chairman of the board of Gazit Globe Israel (Development) Ltd and subsidiaries or affiliates thereof. From November 1997 to January 2006, Mr. Mientkavich served as chairman of the board of Israel Discount Bank Ltd. and several of its major subsidiaries which includes the Israel Discount Bank of NY and the Mercantile Discount Bank. From 1987 to 1997, he served as active chairman of the board of the Israel Securities Authority, the Israeli equivalent of the SEC. From 1979 to 1987, Mr. Mientkavich served as general counsel to the Israeli Ministry of Finance. During the years 1972 through 1979, he served in a number of positions in the Israeli Ministry of Finance. Mr. Mientkavich was also a member of the board of the Israel Land Administration and of El Al Israel Airlines. Mr. Mientkavich is chairman of the board of trustees of the Academy of the Quality of Government Movement (the "Movement") in Israel, and was honored with the award of Knight of Quality Government in 1995 by the Movement. He is also chairman of the Public Council of Yad Sarah, a voluntary organization in the field of humanitarian support of public health. In addition, Mr. Mientkavich serves as chairman of the Public Committee, in conjunction with the Yad VeShem Holocaust Center, for the documentation of the contribution of the Holocaust Survivors to the Establishment of the State of Israel and has been active in the organization of the annual March of the Living to the concentration camps. In addition, Mr. Mientkavich is a member of each of the Licenses Committee and Advisory Committee of the Bank of Israel and serves on the Advisory Board of the Israel Defense College. Mr. Mientkavich holds degrees in Political Science and in Law from The Hebrew University of Jerusalem, and was admitted to the Israeli Bar in 1972.

Gad Arbel joined Elron as an external director in October 2008 and was reappointed as an external director for a second three year term in 2011. He serves as Chairman of our audit committee as of December 2010 and as a member of our investment committee and financial statements committee. Mr. Arbel provides consulting services in the economic financial field and serves as an outside director and member of the investment committee at Psagot Mutual Funds (2005) Ltd. Mr. Arbel also serves as a director and chairman of the audit committee of the Managing Association of the Compulsory Vehicle Insurance (the Pool) Ltd., as a member of the Administrative Committee of the Veteran Pension Funds of Israel and as a member of the Board of the College of Management Academic Studies. Mr. Arbel has also served as: director and chairman of the Compliance Committee of the Israel Discount Bank of New York (from 2006-2008); director of Discount Bancorp (from 2007-2008); and director and chairman of the audit committee of the Israel Discount Bank Ltd. (from 2001-2007). From 1997-2001, Mr. Arbel served as a vice president and member of the executive management of the United Mizrachi Bank, heading the Capital Market and Investments Division responsible for, among other things, the departments of securities, provident funds, deposits and savings, private banking and capital market subsidiaries. From 1988-1992, Mr. Arbel served as the Commissioner of Capital Market, Insurance and Savings in the Ministry of Finance of the State of Israel; and from 1983-1987, served in New York as the Chief Fiscal Officer of the Government of Israel for the Western Hemisphere. Mr. Arbel has a B.A. in Economics and an M.B.A., each from the Hebrew University of Jerusalem, Israel.

Avraham Asheri joined Elron as a director in December 1999. He serves as a member of our audit committee, investment committee, financial statements committee and until December 2010, as chairman of our audit committee. He is an economic and financial advisor. Mr. Asheri is an external director of Mikronet Ltd. and is a member of the boards of directors of Discount Mortgage Bank Ltd., Elbit Systems Ltd., Koor Industries Ltd., Radware Ltd. Mr. Asheri was the president and chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as senior executive vice president and as a member of its management committee, Mr. Asheri held the position of director general of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including managing director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a Bachelors degree in Economics and Political Science from The Hebrew University of Jerusalem.

Prof. Gabi Barbash joined Elron as a director in May 2003. Since 1999, Prof. Barbash has been director general of the Tel-Aviv Sourasky Medical Center, and between 2000 and 2003, he served as chairman of the board of directors of Teuza Venture Capital Fund. Between 1998 and 2000, Prof. Barbash was the chairman of the Israeli National Transplant Center. Between 1996 and 1999, Prof. Barbash served as the director general of the Israeli Ministry of Health. From 1995 to 1998, Prof. Barbash was a member of the Scientific Committee of the Interdisciplinary Center for Technological Analysis and Forecasting at Tel Aviv University. Prof. Barbash was the director general of the Sourasky Medical Center from 1993 and 1996. In addition, from 1986 to 1993, Prof. Barbash was the deputy director of the Sheba Medical Center and from 1990 to 1993, he was director of the Rehabilitation Hospital of the Sheba Medical Center. Prof. Barbash is a director of Clal Biotechnology Ltd. and Chairman of the start-up "Oplon". Prof. Barbash holds an M.D. degree from The Hebrew University of Jerusalem, Hadassah Medical School and a Masters degree in Public Health from Harvard University.

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

Ami Erel served as the Chairman of our board of directors from November 1999 through January 2007 and continues to serve as a director of Elron. He also served as our Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President and Chief Executive Officer of DIC since June 2001 and since March 2007 through December 2007, he also served as Chief Executive Officer of NetVision Ltd. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Erel is Chairman of the board of directors of Cellcom Israel Ltd. and serves as a member of the boards of directors of various other subsidiaries and affiliates of DIC such as Makhteshim - Agan Industries Ltd and Maariv Holdings Ltd. Since September 2009 through September 2011, Mr. Erel has served as Chairman of the Israel Export & International Cooperation Institute; while from January 2005 through January 2009, he served as Chairman of the executive committee of the Manufacturers Association of Israel. Mr. Erel holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.

Shay Livnat joined Elron as a director in June 2005. He is the President & CEO of Zoe Holdings Ltd. He is a director of IDBD, CII., Clal Insurance  Enterprises Holdings Ltd Cellcom Israel Ltd., Taavura Holdings Ltd., Carmen Assets & Investments Ltd., Carmen Finance (1994) Ltd., Carmen Property Management (1997) Ltd., Or Assaf Investment Ltd., A. Livnat Mataaim Ltd., Ahava Holdings Ltd., O.P.S.I. (International Handling) Ltd., Universal Trucks Israel Ltd., Shay Livnat Holdings Ltd., Cama Communication Ltd., Phone-Or Ltd., and other companies in the IDB group, the Taavuara group, Avraham Livnat group and Shay Livnat group. Mr. Livnat holds a B.Sc. in Electrical Engineering from Fairleigh Dickinson University, New Jersey, USA.

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

Dr. Arie Ovadia joined Elron as a director in March 2007. He serves as a member of our investment committee, and as of December 2011, as a member of our audit committee and financial statements committee. In December 2011, Dr. Ovadia was approved by the board of directors as having the qualifications of an Independent Director under Israeli law. He serves as Chairman of Giron Development & Building Ltd., Destiny Holdings (1993) Ltd., Teva Naot Distribution Ltd., Naot Shoes Cooperative Agriculture Society For Business Ltd., Nadlan.com Israel Ltd. and Peer Stream Ltd. He is a Managing Partner of Shamrock Israel Growth Fund Advisor Ltd. He is a director of Discount Bank Ltd., Shamrock Cinema City Ltd., Destiny Investment 1993 Ltd., Destiny Assets 1991 Ltd., Israel Petrochemical Ltd., Hadar Given Investments Ltd., Strauss Group Ltd., Skylex Corporation Ltd., Compugen Ltd., Carmel Olefins Ltd., Polar Investments Ltd., Intercure Ltd., I.Q.S Shalev Ltd., (previously served as chairman), E.Q.S. Hydraulic Ltd., Maztech Tecnologies Ltd., Maxtech Networks Communication Ltd., Mantisvision Ltd., Paycard Ltd., VyryaNet Ltd., Adams Market G.M. Ltd., Telem Financing Solutions Ltd., A.A. Consultants Ltd., A.A. Adav Consultants and Managing 2007 Ltd., Baantz Consultants Ltd., Binyamin Ovadia Consultants 2007 Ltd and G. I. Tech Ltd. He holds a B.A. in Economics and an M.B.A from Tel Aviv University. He also holds a Ph.D. in Economics from the University of Pennsylvania, Wharton School.

Ehud Rassabi joined Elron as a director in March 2012. He serves as a member of our audit committee, financial statements committee and our investment committee. Mr. Rassabi is an accountant and provides expert opinions in the fields of economics, class actions, valuations and mediations. Mr. Rassabi served as Chief Executive Officer of Emed Real Estate Development and Investments Ltd. until March 2011. He serves as an external director of Electra Ltd., Bank Yahav for State Employees, Goldbond Group Ltd., Harel Finance, Securities & Trade Ltd. and Israeli News Company Ltd. Mr. Rassabi is past Chairman and currently Honorary President of Israeli-Japan Friendship Society and Chamber of Commerce and is honorary Consul of the Social Democratic Republic of Sri Lanka. Mr. Rassabi serves as Chairman of Ilan – Israeli Foundation for Handicapped Children (on a voluntary basis), Chairman (on a voluntary basis) of the audit committee of the Society for the Friends of Tel Aviv University and the audit committee of the Hadassa Medical Organization. Mr. Rassabi holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University.

Hadar Udler joined Elron as a director in November 2011. She has served as an Attorney at Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. Law Offices (currently Goldfarb Seligman & Co. Law Offices) since 1999, and she was a Partner in said firm (in the Corporate and Securities Department) since 2008 until 2010. Ms. Udler serves as Corporate Secretary of IDBD and IDBH since 2010. She holds an L.L.B. degree from Tel Aviv University.

Ari Bronshtein has served as Chief Executive Officer of Elron since June 2010 after serving as co-Chief Executive Officer of Elron since May 2009. Mr. Bronshtein serves as a director of RDC, Given Imaging, Pocared and Starling. From March 2006 to April 2009, Mr. Bronshtein served as a director of Elron. In January 2006, Mr. Bronshtein joined DIC as vice president. From 2004 to 2005, Mr. Bronshtein served as vice president and head of the Economics and Business Development division of Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Bronshtein currently serves as a director of CellCom Israel Ltd. and other companies within the IDB group. Mr. Bronshtein holds a Bachelors degree in Finance and Management and a Masters degree in Finance and Accounting, both from Tel Aviv University.

Yaron Elad joined Elron in July 2007 as Comptroller and in January 2010 was appointed as Vice President and Chief Financial Officer. From 2001 to 2007, Mr. Elad worked for BDO Israel, a leading Israeli auditing firm, as manager in the auditing and technical department. Mr. Elad serves on the board of directors of RDC, Navitrio and Cloudyn. From 2001 to 2007, Mr. Elad was a lecturer at Tel Aviv University and other academic institutions. In addition, Mr. Elad lectured at The Institute of Certified Public Accountants in Israel and various Israeli government ministries. Mr. Elad holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University (cum laude) and a Masters of Science degree in Finance from Tel Aviv University. Mr. Elad has been a licensed CPA in Israel since 2004.

Gadi Veinrib joined Elron in December 2011 as Vice- President. Mr Veinrib is a director of Navitrio and Cloudyn.  Prior to joining Elron, Mr. Veinrib worked for DIC from 2006, serving as Executive Assistant to the President and Chief Executive Officer of DIC and Chairman of the board of directors of Cellcom Israel Ltd. Mr. Veinrib also served as director of NetVision Ltd. and Nana 10 as well as a director of other companies within the DIC group of companies. Mr. Veinrib holds a Bachelor of Arts degree in Economics from Tel Aviv University.

B.           Compensation

During the year ended December 31, 2011, we paid aggregate remuneration of approximately $1,029 million to our directors and officers as a group who served in the capacity of director or executive officer during such year. See "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions" regarding compensation of directors who are controlling shareholders. This does not include payments by DIC to officers of the Company employed by DIC as part of the Services Agreement (see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions").

The following table sets forth the approximate aggregate compensation paid by us during the fiscal year ended on December 31, 2011 to all of our directors and officers.

Cash and Cash-Equivalent Forms of Compensation (in thousands of U.S. $)
Salaries, Fees, Directors' Fees, Commissions and Bonuses
2011(1) (2)
All Directors as a group, consisting of 10 persons	429
All Officers as a group, consisting of 1 person	697

(1)	Does not include payments by DIC to officers of the Company employed by DIC as part of the Services Agreement.
(2)	See below –"Payments paid during the period of this Annual Report to the five highest salary recipients amongst our and our subsidiaries officers ".

The salary of our officers and the rest of the staff working for us, with the exception of the salary of the Chairman of our board of directors (and with the exception of special bonuses to officers and staff members as aforesaid), is not paid by us but by DIC. In accordance with the Services Agreement with DIC (see "Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders"), we may grant special bonuses to our officers and other staff working for us and who are employed by DIC. Our board of directors usually decides once a year upon the granting of a bonus to our senior managers and officers. For the purpose of reviewing the remuneration terms of our officers, including the compensation and the level of the bonus paid to them the board of directors has determined criteria on the basis of which the remuneration terms will be examined.

Pursuant to the resolution of our board of directors, it is a presumption that for so long as no material change has occurred in the position or functioning of the officer during the year, his/her current employment terms are fair and reasonable. The remuneration terms (not including discretionary bonuses) of our chairman of the board will be examined while considering the following criteria:

a.	The officer's contribution to our investments and exit transactions.

b.	Our business performance during the year.

c.	The officer's contribution to our business, profits, strength and stability.

d.	Our need to retain officers of unique qualifications, knowledge or expertise.

Pursuant to the resolution of our board of directors, bonuses to officers will be granted at their discretion, rather than according to a predetermined formula, and will be determined according to multiples of salary months, while the maximum bonus will not exceed 12 monthly salaries, considering the following criteria:

a.	The officer’s contribution to our investments and exit transactions.

b.	Our business performance during the year.

c.	The officer’s contribution to our business, profits, strength and stability.

d.	Our need to retain officers of unique qualifications, knowledge or expertise.

e.	The level of responsibility imposed on the officer.

f.	Changes which occurred in the officer's responsibility during the year.

g.	Our satisfaction with the officer's performance (including our evaluation of the level of involvement and care demonstrated by the officer in fulfilling his/her position).

h.	Evaluation of the officer's ability to work in coordination and cooperation with the team.

i.	The officer's contribution to appropriate corporate governance and control and ethics environment.

In cases where the officer shall have made a unique business contribution which is of significant importance to our business, or where the officer dealt during the year with special challenge/s of significance to us, the board of directors shall be entitled to grant the officer a bonus in an amount exceeding 12 monthly salaries.

In respect of the chief executive officer, the bonus need not be determined according to multiples of monthly salaries, and the aforesaid limitation shall not apply in respect thereof.

The Chairman of the Board, Mr. Arie Mientkavich

Without derogating from discussions held in the past by the relevant corporate organs at the time the employment terms of the chairman of the board were approved (our audit committee, board of directors and general meeting of shareholders), in light of the legal position issued by the Israeli Securities Authority staff dated February 13, 2011, our board of directors held a discussion regarding the chairman’s employment terms and the connection between the overall compensation he received during 2011, as specified below, and his contribution during 2011, prior to the approval of our annual reports.

Below is our board of directors' review of the compensation that our chairman, Mr. Arie Mientkavich, received during the period covered by this Annual Report, pursuant to Regulation 21 of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

During the period covered by this Annual Report, Mr. Arie Mientkavich, who is employed on a part-time basis (50%) since January 2007, was entitled to a monthly salary, social benefits and related benefits as customary, loss of earning capacity insurance, and accommodation expenses. In addition, in 2007 we allotted Mr. Mientkavich 120,000 non-tradable options under our option plan. Mr. Mientkavich also holds options to purchase shares and restricted share units of Given Imaging, granted to him in his capacity as a director of Given Imaging.

In February 2012, our shareholders (following approval of our audit committee and our board of directors) approved the granting of phantom options of Pocared to Mr. Mientkavich from our Pocared shares, valued at $132,000 as of December 31, 2011. The options were granted in lieu of a bonus for the year 2010 in the amount of approximately $334,000 which was approved by our audit committee and board of directors, but ultimately not presented to our shareholders for approval and not paid.

For details regarding Mr. Mientkavich’s employment agreement and additional details regarding Mr. Mientkavich’s remuneration during the period covered by this Annual Report, see this "Item 6B" below.

According to our board of directors’ evaluation, the overall compensation the chairman of the board received during 2011 reflects his contribution during 2011 and is fair and reasonable.

In reaching its evaluation, the board of directors was presented, inter alia, with the relevant data regarding the chairman of the board's compensation as required in the provisions of Regulation 21 of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970 and in the provisions of Parts B and C of the Sixth Schedule of those Regulations, including data regarding his overall employment terms.

The conclusions of the board of directors were that the chairman's compensation in 2011 was fair and reasonable, inter alia, considering his activity and contribution to our business, considering his experience (including positions that he had filled in the past and currently fills), his qualifications, and his contribution to our achievements, which in 2011 included the sale of Wavion and Safend while recording profits, the sale of Starling's assets, ensuring financing resources for continued investments in group companies, for new investments and for ongoing activities, and management of existing investments which have advanced significantly in the development of their businesses.

Payments paid during the period of covered by this Annual Report to the five highest salary recipients amongst our and our subsidiaries' officers

The following are the details required according to Israeli Securities Law regulations regarding compensation paid, to the best of our knowledge, to the five highest salary recipients amongst our and our subsidiaries' officers.

Of the five highest salary recipients among our and our subsidiaries' senior officers, three are officers at Given Imaging, and two are officers at Wavion. Resolutions regarding the remuneration terms of officers at Given Imaging and Wavion are made by the authorized corporate organs of those companies.

Information on recipient				Compensation for services (thousands of $)					Total
Name	Position	Date of employ-ment	Type of Position	Share-holdings (Fully diluted)	Salary	Bonus	Share-based payments	Manage-ment fee
Nahum (Homi) Shamir	Chief Executive Officer and President of Given Imaging	April, 2006	100%	-	469 (1)	718 (2)	860 (3)	-	2,047
Tal Meirzon	Chief Executive Officer of Wavion	January, 2008	100%	-	202 (4)	-	1,258 (5)	-	1,460
Yuval Yanay	Chief Financial Officer of Given Imaging	August, 2005	100%	-	488 (6)	353 (7)	433 (8)	-	1,274
Kevin Rubey	Chief Operating Officer at Given Imaging	June, 2001	100%	-	361 (9)	367 (10)	234 (11)	-	962
Mati Wax	Chief Technology Officer at Wavion	April, 2000	100%	-	168 (12)	-	788 (13)	-	956

The following are the details required according to Israeli Securities Law regulations regarding compensation paid, to the best of our knowledge, to senior officers of ours not specified in the above table, in their capacity as our officers and as officers of our subsidiaries. The remuneration of our CEO, Mr. Ari Bronshtein, and our CFO, Mr. Yaron Elad is paid by DIC and not by us in accordance with the Services Agreement with DIC (see "Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders").

Information on recipient				Compensation for services (thousands of $)					Total
Name	Position	Date of employ-ment	Type of Position	Shareholdings (Fully diluted)	Salary	Bonus	Share-based payments	Manage-ment fee
Arie Mientkavich	Chairman of the Board of the Company	January ,2007	50%	0.4%	565 (14)	- (15)	240 (15), (16), (17)	-	741
Ari Bronshtein	Chief Executive Officer	May, 2009 (18)	(18)	-	471 (19)	-	-	-	446
Yaron Elad	Vice President and Chief Financial Officer	May, 2009 (20)	100% (21)	-	258 (22)	-	-	-	244

(1)
The amount paid by Given Imaging includes all of the following components: 12 monthly salaries of NIS 141,000 each (approximately $37,000), social benefits and related benefits, as customary in the United States, health insurance and car allowance. The engagement between the parties shall terminate 24 months after the date on which either party shall provide the other written notice of his desire to terminate the engagement according to the employment agreement.

(2)
The amount of the bonus for 2011 (the “Annual Bonus”) was determined in accordance with the bonus plan for 2011 for the officer, which was approved at the beginning of the same year by the compensation committee, the audit committee and the board of directors of Given Imaging. According to the bonus plan, a target amount was predetermined for the officer in respect of 2011, which is equal to 150% of his total current salaries in this year. The Annual Bonus for the officer was dependent upon two components as specified below, the weight of each component being expressed as a certain percentage of the said target amount. Most of the Annual Bonus was dependent upon the component of achieving certain pre-determined sales and net profit targets for Given Imaging on a consolidated basis in 2011, which are expressed in a matrix method according to various possible combinations between sales and profit as aforesaid, and could range between 50% and 200% of the weight of such component in the bonus plan, according to the extent of achievement of such targets, whilst in the event that the sales level or net profit level is lower than a certain pre-determined minimum threshold, no bonus will be paid in respect of this component. The balance of the Annual Bonus was dependent upon the component of achieving certain predetermined personal targets for the officer in accordance with his areas of responsibility, some of which are measurable (such as fulfillment of certain predefined tasks) and some qualitative (such as general level of performance) according to the evaluation of Given Imaging’s board of directors. Based on all of the components of the said bonus plan, the Annual Bonus for the officer could reach up to a maximum sum of approximately 200% of the total current salaries of the officer in 2011. The calculation and amount of the actual Annual Bonus were also approved by the compensation committee, the audit committee and the board of directors of Given Imaging, and are subject to the approval of its general meeting, which is expected to be held in May 2012.

(3)
In his capacity as President of Given Imaging, Given Imaging allotted to Mr. Shamir stock options as well as restricted share units under its option plan and restricted share unit grant plan, as follows:

(a)
In May 2006, Given Imaging allotted to Mr. Shamir options for the purchase of 300,000 ordinary shares of Given Imaging at an exercise price of $17.78 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of grant, and they are exercisable until May 2013. In addition, at the same time, Given Imaging allotted to Mr. Shamir 100,000 restricted share units of Given Imaging, exercisable under terms identical to the terms of the options which were granted on that date, 37,500 units of which were exercised in 2010 and 40,000 units of which were exercised in 2011.

(b)
In July 2007, Given Imaging allotted to Mr. Shamir options for the purchase of 100,000 ordinary shares of Given Imaging at an exercise price of $29.42 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until July 2014.

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

(e)
In June 2010, Given Imaging allotted to Mr. Shamir 57,000 restricted share units, 50% of which are locked-up for up to two years and 25% for up to three and four years, respectively, from the allotment date.

(f)
In May 2011, Given Imaging allotted to Mr. Shamir 42,750 restricted share units, 50% of which are locked-up for up to two years and 25% for up to three and four years, respectively, from the allotment date.

The amount indicated in the “Share-Based Payments” column represents the expense recorded by Given Imaging in its financial statements for 2011, according to accounting standard IFRS 2, in respect of the grant of options and restricted share units to Mr. Shamir, as specified above.

(4)
The amount paid by Wavion includes all of the following components: monthly salaries of NIS 55,000 each (approximately $15,000), social benefits and related benefits, as customary in Israel, and car allowance. The engagement between the parties shall terminate 3 months after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(5)
In May 2011, the board of directors of Wavion approved a compensation plan for the employees and managers of Wavion (the “Plan”). In accordance with the provisions of the Plan, 17% of the total consideration to be received from the sale of Wavion, as defined in the Plan, less deduction of the expenses of the sale and repayment of shareholders loans in the amount of $1.4 million, shall be paid to the employees and officers of Wavion (the “Employees' Share of the Proceeds”). In addition, and in accordance with the provisions of the Plan, the distribution of the Employees' Share of the Proceeds will be distributed to the employees on a pro-rata basis, based on the employees’ total shareholdings and options which were granted to them in the past. In accordance with this calculation, Mr. Meirzon's pro rata share of the Employees' Share of the Proceeds is approximately 26%. The amount indicated in the column “share based payments” represents the expense which Wavion recorded in connection with Mr. Meirzon's pro rata share, in accordance with the Plan, of the  consideration for the sale of Wavion (of the immediate consideration which was paid in cash, of the consideration which has been held in escrow and of the contingent consideration). It should be noted that the options to purchase shares of Wavion granted to Mr. Meirzon in the past did not generate any consideration from the sale of Wavion (at the time of the sale of Wavion, the exercise price of the options were higher than the share price and therefore they weren't exercised).

(6)
The amount paid by Given Imaging includes all of the following components: 12 monthly salaries, 90% linked to the consumer price index (as of December 2011 – NIS 116,000 (approximately $30,000)), social benefits and related benefits, as customary, and loss of earning capacity insurance. The engagement between the parties shall terminate 12 months after the date on which either party shall provide the other written notice of his desire to terminate the engagement according to the employment agreement.

(7)
The amount of the bonus for 2011 (the “Annual Bonus”) was determined in accordance with the bonus plan for 2011 for the officer, which was approved at the beginning of the same year by the compensation committee, the audit committee and the board of directors of Given Imaging. According to the bonus plan, a target amount was predetermined for the officer in respect of 2011, which is equal to 100% of his total current salaries in this year. The Annual Bonus for the officer was dependent upon two components as specified below, the weight of each component being expressed as a certain percentage of the target amount. Most of the Annual Bonus was dependent upon the component of achieving certain pre-determined sales and net profit targets for Given Imaging on a consolidated basis in 2011, which were expressed in a matrix method according to various possible combinations between sales and profit as aforesaid, and could range between 50% and 200% of the weight of such component in the bonus plan, according to the extent of achievement of such targets, while in the event that the sales level or net profit level were lower than a certain pre-determined minimum threshold, no bonus would be paid in respect of this component. The balance of the Annual Bonus was dependent upon the component of achieving certain personal targets predetermined for the officer in accordance with his areas of responsibility, some of which are measurable (such as fulfillment of certain predefined tasks) and some qualitative (such as general level of performance) according to the evaluation of Given Imaging’s CEO. Based on all of the components of the said bonus plan, the Annual Bonus for the officer could reach up to a maximum sum of approximately 170% of the total current salaries of the officer in 2011. The calculation and amount of the actual Annual Bonus were also approved by the compensation committee, the audit committee and the board of directors of Given Imaging.

(8)	In his capacity as CFO of Given Imaging, Given Imaging allotted to Mr. Yanai stock options as well as restricted share units under its option plan and restricted share unit grant plan, as follows:

(a)
In May 2006, Given Imaging allotted to Mr. Yanai options for the purchase of 30,000 ordinary shares of Given Imaging at an exercise price of $21.77 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they were exercisable until May 2011. These options expired without being exercised.

(b)
In March 2007, Given Imaging allotted to Mr. Yanai options for the purchase of 65,000 ordinary shares of Given Imaging at an exercise price of $20.74 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until March 2014.

(c)
In February 2008, Given Imaging allotted to Mr. Yanai options for the purchase of 65,000 ordinary shares of Given Imaging at an exercise price of $16.04 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until February 2015 out of which 30,000 options were exercised during 2011.

(d)
In February 2009, Given Imaging allotted to Mr. Yanai options for the purchase of 70,000 ordinary shares of Given Imaging at an exercise price of $8.20 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until February 2015.

(e)
In February 2010, Given Imaging allotted to Mr. Yanai 32,000 restricted share units, 50% of which are locked-up for up to two years and 25% for up to three and four years, respectively, from the date of allotment thereof.

(f)
In May 2011, Given Imaging allotted to Mr. Yanai 24,000 restricted share units, 50% of which are locked-up for up to two years and 25% for up to three and four years, respectively, from the allotment date.

The amount indicated in the “Share-Based Payment” column represents the expense recorded by Given Imaging in its financial statements for 2011, according to accounting standard IFRS 2, in respect of the grant of options and restricted share units to Mr. Yanai, as specified above.

(9)
The amount includes all of the following components: 12 monthly salaries of NIS 108,000 each (approximately $28,000), social benefits and related benefits as customary in the United States, health insurance and car allowance. The engagement between the parties shall terminate 6 months after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(10)
The amount of the bonus for 2011 (the “Annual Bonus”) was determined in accordance with the bonus plan for 2011 for the officer, which was approved at the beginning of the same year by the compensation committee, the audit committee and the board of directors of Given Imaging. According to the bonus plan, a target amount was predetermined for the officer in respect of 2011, which is equal to 100% of his total current salaries in this year. The Annual Bonus for the officer was dependent upon two components as specified below, the weight of each component being expressed as a certain percentage of the said target amount. Most of the Annual Bonus was dependent upon the component of achieving certain pre-determined sales and net profit targets for Given Imaging on a consolidated basis in 2011, which are expressed in a matrix method according to various possible combinations between sales and profit as aforesaid, and could range between 50% and 200% of the weight of such component in the bonus plan, according to the extent of achievement of such targets, whilst in the event that the sales level or net profit level is lower than a certain pre-determined minimum threshold, no bonus will be paid in respect of this component. Most of the Annual Bonus was dependent upon the component of achieving certain predetermined personal targets for the officer in accordance with his areas of responsibility, some of which are measurable (such as fulfillment of certain predefined tasks) and some qualitative (such as general level of performance) according to the evaluation of Given Imaging’s board of directors. Based on all of the components of the said bonus plan, the Annual Bonus for the officer could reach up to a maximum sum of approximately 200% of the total current salaries of the officer in 2011. The calculation and amount of the actual Annual Bonus were also approved by the compensation committee, the audit committee and the board of directors of Given Imaging, and are subject to the approval of its general meeting, which is expected to be held in May 2012.

(11)	In his capacity as COO of Given Imaging, Given Imaging allotted to Mr. Rubey stock options as well as restricted share units under its option plan and restricted share unit grant plan, as follows:

(a)
In May 2006, Given Imaging allotted to Mr. Rubey options for the purchase of 40,000 ordinary shares of Given Imaging at an exercise price of $21.77 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until May 2011.

(b)
In March 2007, Given Imaging allotted to Mr. Rubey options for the purchase of 65,000 ordinary shares of Given Imaging at an exercise price of $20.74 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until March 2014.

(g)
In February 2008, Given Imaging allotted to Mr. Rubey options for the purchase of 65,000 ordinary shares of Given Imaging at an exercise price of $16.04 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until February 2015.

(h)
In February 2009, Given Imaging allotted to Mr. Rubey options for the purchase of 70,000 ordinary shares of Given Imaging at an exercise price of $8.20 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until February 2015.

(i)
In February 2010, Given Imaging allotted to Mr. Rubey 15,000 restricted share units, 50% of which are locked-up for up to two years and 25% for up to three and four years, respectively, from the date of allotment thereof.

(j)
In February 2011, Given Imaging allotted to Mr. Rubey 10,000 restricted share units, 50% of which are locked-up for two years and 25% for up to three and four years, respectively from the allotment date.

The amount indicated in the “Share-Based Payment” column represents the expense recorded by Given Imaging in its financial statements for 2011, according to accounting standard IFRS 2, in respect of the grant of options and restricted share units to Mr. Rubey, as specified above.

(12)
The amount paid by Wavion includes all of the following components: monthly salaries of NIS 42,000 each (approximately $11,000), social benefits and related benefits as customary in Israel, and car allowance. The engagement between the parties shall terminate 2 months after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(13)
As specified above, in reference to the Plan for employees and management of Wavion, Mr. Wax’s pro-rata share in the Employees' Share of the Proceeds, is approximately 17%. The amount stipulated in the column “share based payments” represents the expenses which Wavion recorded in connection with Mr. Wax’s holdings, as set forth in the Plan, in consideration for the sale of Wavion (of the immediate consideration which was paid in cash, of the consideration which has been held in escrow and of the contingent consideration). For additional details, see Note 3.C.2.c in the December 31, 2011 Consolidated Financial Statements. It should be noted that the Wavion options which were granted to Mr. Wax in the past did not generate compensation in the sale of Wavion (at the date of the sale of Wavion, the exercise price of the options were higher than the share price and therefore they weren't exercised).

(14)
The amount includes all of the following components: 12 monthly salaries, such that the salary is linked to the consumer price index and is updated accordingly once every 3 months (as of December 2011 – NIS 126,000 per monthly salary (approximately $33,000)), social benefits and related benefits, as customary, loss of earning capacity insurance and accommodation expenses. In May 2007, our shareholders approved (following approval by our audit committee and board of directors) the engagement in an agreement with Mr. Arie Mientkavich for his employment as the Chairman of the board commencing January 8, 2007. According to the agreement, Mr. Mientkavich will be employed on a part-time (50%) basis. The engagement between the parties shall terminate 3 months after the date on which either party shall provide the other written notice of his desire to terminate the engagement according to the employment agreement. According to the employment agreement, the grant of an annual bonus as well as options of ours to the Chairman is at the discretion of the board of directors, in an amount to be determined by the board of directors, and subject to the approval of our shareholders.

(15)
On March 10, 2011, our board of directors approved (following approval by our audit committee) a payment of a bonus to Mr. Mientkavich of NIS 1,200,000 (approximately $334,000) for the year 2010. This bonus was not presented to the general meeting of the shareholders for approval, and has not been paid. Due to the fact that the bonus was not ultimately paid, despite having been approved, the Chairman approached us and proposed that the bonus will be a performance bonus in lieu of the cash bonus, such that the value of the performance bonus will be only approximately 45% of the value of the cash bonus that was previously approved but not paid, and will include an option component that is directly linked to our performance or to significant challenges facing us. Due to the importance of Pocared to us and to our holdings, it was proposed that in lieu of the aforementioned cash bonus, we approve the grant of (phantom) options of Pocared to the Chairman from our Pocared shares, which shall only be cash exercisable. On February 1, 2012, our shareholders (following approval of our audit committee and board of directors), approved the granting of phantom options to purchase 375,722 Preferred F Shares of Pocared to the Chairman, representing 2% of our holdings in Pocared’s Preferred F Shares (approximately 0.5% of Pocared’s share capital). The exercise price per share of each option shall be $0.605, exercisable until the fourth anniversary of the date of approval by our shareholders.

The amount indicated in the “Share-Based Payment” column includes approximately $132,000 which we recorded as an expense in our financial statements for 2011, in respect to the grant of the phantom options, as specified above. For details on the board of directors’ considerations regarding the Chairman's overall compensation, see "Item 6B" above.

(16)
In May 2007, we allotted to Mr. Mientkavich, under our option plan, 120,000 options for the purchase of ordinary shares of ours at an exercise price of $15.53 per option (subject to adjustments), exercisable in 4 equal annual portions starting from the first, second, third and fourth anniversary, respectively, of the allotment date, and until May 2012, all subject to the terms and conditions of the aforesaid plan. For a description of the provisions of our option plan, under which the options were granted, see "Item 6E".

(17)
In his capacity as a director at Given Imaging, Given Imaging allotted to Mr. Mientkavich stock options as well as restricted share units under its option plan and restricted share unit grant plan, as follows:

(a)
In July 2007, Given Imaging allotted to Mr. Mientkavich options for the purchase of 35,000 ordinary shares of Given Imaging at an exercise price of $29.42 per share, exercisable in 4 equal annual portions starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until July 2014.

(b)
In June 2008, Given Imaging allotted to Mr. Mientkavich options for the purchase of 10,000 ordinary shares of Given Imaging at an exercise price of $16 per share, exercisable from the first anniversary of allotment thereof, and until July 2015.

(c)
In August 2009, Given Imaging allotted to Mr. Mientkavich options for the purchase of 10,000 ordinary shares of Given Imaging at an exercise price of $11.55 per share, exercisable from the first anniversary of allotment thereof, and until August 2014.

(d)
In June 2010, Given Imaging allotted to Mr. Mientkavich 4,545 restricted share units, that were locked-up until the general shareholders meeting of Given Imaging which took place at the end of May 2011.

(e)
In May 2011 Given Imaging allotted to Mr. Mientkavich 4,545 restricted share units, that are locked-up until the date of Given Imaging's next general shareholders meeting which is expected to take place at the end of May 2012.

The amount indicated in the “Share-Based Payment” column includes approximately $108,000 recorded by Given Imaging as an expense according to accounting standard IFRS 2, in respect of the grant of options and restricted share units to Mr. Mientkavich.

(18)	Mr. Bronshtein is not employed by us, but by DIC, and in his capacity as Vice President of DIC he also serves as our CEO, in accordance with the Service Agreement with DIC.

(19)
The amount includes all of the following components that are paid by DIC and not by us: 12 monthly salaries linked to the consumer price index (as of December 2011 – NIS 92,000 per monthly salary (approximately $24,000)), social benefits and related benefits as customary, car allowance (including gross-up) and loss of earning capacity insurance. The engagement between Mr. Bronshtein and DIC shall terminate three months after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(20)	Mr. Elad is not employed by us, but by DIC. Mr. Elad dedicates 100% of his time to fulfilling his capacity of Vice President and Chief Financial Officer.

(21)
The amount includes all of the following components that are paid by DIC and not by us: 12 monthly salaries linked to the consumer price index (as of December 2011 – NIS 50,000 per monthly salary (approximately $13,000)), social benefits and related benefits as customary, car allowance and loss of earning capacity insurance. The engagement between Mr. Elad and DIC shall terminate one month after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

Agreements & Arrangements with Directors

1.	Terms of Employment of Chairman of the board of directors.

In May 2007, following approval of our audit committee and board of directors, our shareholders approved the terms of employment of the Chairman of our board of directors, Mr. Arie Mientkavich, commencing as of January 8, 2007. The principal terms of employment are described in this "Item 6B" above.

2.	Consulting Agreement with a Director.

In October 2011, following the approval of our audit committee and board of directors, our shareholders approved the renewal of a consulting agreement with one of our directors, Prof. Gabi Barbash, pursuant to which, in addition to his director fees, he will receive $5,000 per month for his services to us, mainly in connection with our medical device group companies. The agreement was renewed from September 2011 and terminates in December 2012.

C.           Board Practices

Except for our Chairman of the board of directors, none of our directors have service contracts with us or any of our group companies that provide for benefits upon termination of employment. One of our directors, Prof. Gabi Barbash, has a consulting agreement with us pursuant to which he provides services to us. See "Item 6 – Directors, Senior Management and Employees – Agreements & Arrangements with Directors".

Board of Directors

Our Articles of Association provide for a board of directors of not less than five members and no more than fifteen members, including external directors. Currently, we have 11 directors. Each director, other than external directors, is elected to serve until the end of the first annual meeting following their appointment. However, if no directors are elected at such annual meeting, the then-present directors will continue in office. The board of directors may appoint additional directors, provided that the total number of directors does not exceed the maximum number of fifteen as mentioned above. A director appointed as such will serve until the end of the next annual meeting held following his or her appointment, and he or she will be eligible for re-appointment. Notwithstanding any of the above, any director, other than external directors, may be removed from office by an ordinary resolution of a general shareholders' meeting or by two-thirds of the directors. A director need not hold any of our shares to qualify as one of our directors. Our Articles of Association provide that our Board of Directors may delegate its powers to its committees, subject to limitations determined by the Israeli Companies Law. Our Board of Directors has not adopted the provision regarding the number of "independent directors", as such term is defined under the Israel Companies Law.

Independent Directors

An “Independent Director” is defined under the Israeli Companies Law as an external director or a director who meets the following conditions: (i) satisfies certain conditions for appointment as an external director (as described above) and the audit committee has determined that such conditions have been met and (ii) he or she has not served as a director of the company for more than nine consecutive years, with any interruption of up to two years in his or her service not being deemed a disruption in the continuity of such service.

Under the Israeli Companies Law's provisions regarding the audit committee, the majority of the members of the audit committee, is required to be "independent". In addition, the quorum required for deliberations and resolutions is a majority of the audit committee's members, the majority of whom must be independent directors, and at least one of whom is an external director. Our directors who qualify as independent directors under the Israeli Companies Law are: Gad Arbel, Ehud Rassabi and Arie Ovadia, constituting a majority of the members of our audit committee.

Substitute Directors

Under our Articles of Association, any director, other than an external director, may, by written notice to us, appoint another person to serve as a substitute director and may also cancel such appointment at any time. The identity of a substitute director requires the approval of the board of directors. Under the Israeli Companies Law, the following may not be appointed as a substitute director: (i) any person who is not himself or herself qualified to be appointed as a director; (ii) a person who is already serving as a director; or (iii) a person who is already serving as a substitute director for another director. Nevertheless, a director may be appointed as a substitute director for a committee of the board of directors if he or she is not already serving as a member of the committee. Under the Israeli Companies Law, a substitute director may not be appointed for an external director except for appointment for a committee of the board of directors as described above and provided that the substitute director is an external director who has "professional capability" or "financial and accounting expertise", according to the qualification of the relevant external director.

The term of appointment of a substitute director may be for one meeting of the board of directors, for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

External Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel (i.e., public companies) to appoint at least two external directors. No person may be appointed as an external director if the person is a relative of the controlling shareholder, and if the person or the person's spouse, siblings, parents, grandparents, descendants, spouses' descendants, siblings or parents, or the spouses of any of the foregoing (collectively, a "relative"), partner, employer, anyone that the person is subordinated to directly or indirectly, or any entity under the person's control, has as of the date of the person’s appointment to serve as external director, or had, within the two years preceding the date of the person's appointment to serve as external director, any affiliation with the company, the controlling shareholder in the company, a relative of the controlling shareholder, on the date of appointment, or an entity in which, currently or within the two years prior to the appointment date, the controlling shareholder was the company or the company's controlling shareholder, and additionally, in a company without a controlling shareholder, or without a shareholder holding 25% or more of the voting rights in the company any affiliation, on the appointment date, with the chairman of the board of directors, the chief executive officer, a material shareholder (a shareholder holding 5% or more of the company's shares or voting rights), or the chief officer in any field.

The term "affiliation" includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis, subject to certain exclusions;

•	control; and

•
service as an "office holder", as defined below in "Item 10 – Additional Information – Memorandum and Articles of Association", excluding service as a director who was appointed to serve as an external director in a company which is going to initially offer its shares to the public.

Without derogating from the above, no person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as a director or may otherwise interfere with the person's ability to serve as a director. A director in a certain company may not be appointed as an external director in another company if at the same time a director from the latter serves as an external director in the former. No person may serve as an external director if the person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. Without derogating from the abovementioned, no person may serve as an external director if the person, the person's relative, the person's partner, the person's employer, anyone to whom the person is directly or indirectly subordinated, or any entity under the person's control, has a business or professional relationship with a party with which an affiliation is prohibited, even if the relationships are on an irregular basis, unless the relationships are negligible. No person may serve as an external director if the person received any direct or indirect compensation for the person's service as a director in the company, other than the directors' fees and expenses reimbursement to which the person is entitled. If, at the time an external director is to be appointed, all current members of the board of directors who are not controlling shareholders in the company or their relatives are of the same gender, then the appointed external director must be of the other gender.

Under the Israeli Companies Law, a public company is required to appoint as an external director, a person who has "professional capability" or a person who has "financial and accounting expertise," provided that at least one of the external directors must have "financial and accounting expertise." In addition, the board of directors of a public company is required to determine the minimum number of directors with "financial and accounting expertise." The qualifications for "professional capability" and "financial and accounting expertise" are determined by regulations adopted under the Israeli Companies Law. In March 2006, we determined the minimum number of directors with "financial and accounting expertise" serving on our board of directors to be two. The following directors have been designated as directors with financial and accounting expertise: Mr. Arie Mientkavich, Mr. Ami Erel, Mr. Avraham Asheri, Mr. Gad Arbel, Mr. Dori Manor, Dr. Arie Ovadia and Mr. Ehud Rassabi.

External directors are to be appointed by a majority vote at a shareholders' meeting, provided that either:

•
The majority of shares voted at the meeting, including at least a majority of the shares held by non-controlling shareholders, or by disinterested shareholders (unless the personal interest does not derive from relationships with the controlling shareholder), which voted at the meeting, vote in favor of appointment of the director, without taking abstentions into account. According to the Israeli Companies Law, a "controlling shareholder" is a person who has the ability to direct the activities of a company, other than if this power derives solely from his/her position on the board of directors or any other position with the company. A person is presumed to be a controlling shareholder if he or she holds half or more of the following: (i) voting rights in the general meeting, or (ii) rights to appoint directors or the chief executive officer; or

•
The total number of shares held by the shareholders mentioned above, which voted against the election of the director, does not exceed two percent of the aggregate voting rights in the company. The Minister of Justice may amend this proportion.

The initial term of an external director is three years and may be extended for two additional three year periods, if the board of directors proposes the external director's appointment for another term and the appointment is approved by a majority vote at a shareholders' meeting as described above, or if one or more shareholders holding at least one percent of the aggregate voting rights in the company proposes the external director's appointment for another term and the appointment is approved by a majority vote at a shareholders' meeting, provided that:

•
The majority of shares voted at the meeting exclude shares held by controlling shareholders, shares held by interested shareholders (unless the personal interest does not derive from relationship with the controlling shareholder), and abstentions.

•
The total number of shares which voted for the election of the director which are held by non-controlling shareholders, or by disinterested shareholders (excluding interest that does not derive from a relationship with the controlling shareholder), exceeds two percent of the aggregate voting rights in the company. The Minister of Justice may amend this proportion.

Notwithstanding the above, a company may include a provision in its Articles of Association limiting the aggregate term of an external director to six years.

Mr. Ehud Rassabi is currently serving his initial three year term as an external director which ends in March 2015, having been appointed in March 2012. Mr. Gad Arbel is currently serving his second three-year term as an external director which ends in October 2014. Due to an oversight, a shareholders meeting was not convened in time to renew Mr. Arbel's appointment for an additional three year prior to the expiry of the first three (3) year term and accordingly on December 7, 2011, our shareholders renewed his appointment for a second three year term until October 12, 2014. External directors may be removed only in a general meeting by the same majority vote of shareholders that is required for their election, or by a court, and in both cases, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee that has been authorized to exercise any of the powers of a company's board of directors must include at least one external director, and all of the external directors must be members of the audit committee.

An external director is entitled to compensation in accordance with the regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with the service provided as an external director.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include: identifying irregularities in the management of the company’s business; approving related party transactions as required by law and determining whether or not they are material and/or extraordinary; examining the internal audit in the company, the performance of the internal auditor, and if the necessary resources and tools have been made available to the internal auditor considering the company's needs and size; examining the scope and fees of the independent auditor and providing recommendations to whomever approves these fees; determining procedures for handling employees' complaints regarding irregularities in the management of the company's business and providing these employees with the appropriate protection.

An audit committee must consist of at least three directors, including, as mentioned, all of the external directors of the company, and a majority of its members must be independent directors as defined in the Israeli Companies Law. The chairman of the audit committee must be an external director. The chairman of the board of directors, any director employed by or otherwise providing services on a regular basis to the company, its controlling shareholder, or a company under the controlling shareholder's control, any director whose main source of income derives from the controlling shareholder, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. All of the conditions set forth in this paragraph must apply in order to approve related party transactions. The quorum required for deliberations and resolutions is a majority of the audit committee's members, the majority of whom must be independent directors as defined in Israel Companies Law, and at least one of whom is an external director.

The purpose of our audit committee, as stated in the committee's charter, is to oversee, the following on behalf of the Company's board of directors: (i) the integrity of our financial statements; (ii) the appointment, compensation, qualifications, independence and work of our independent auditors; (iii) our compliance with legal and regulatory requirements; and (iv) the performance of our internal audit and controls function. In addition, the committee will be responsible for: (v) determining any deficiencies in our business administration, inter alia, by consulting with our internal auditor or independent auditors and making proposals to the board of directors regarding ways of correcting such deficiencies, (vi) resolving whether to approve acts and transactions requiring the approval of the committee under sections 255 and 268 through 275 of the Israeli Companies Law, and (vii) establishing complaint procedures.

Both of our external directors, Ehud Rassabi and Gad Arbel, as well as Avraham Asheri and Arie Ovadia serve on the audit committee. All members of our Audit Committee meet the definition of independent directors under the SEC Rules. None of them is an associate person of us or has received any consulting, advisory or other compensatory fee from us, other than in their capacity as directors. We believe that Arie Ovadia qualifies as a financial expert under the SEC Rules. On December 27, 2010, Mr. Gad Arbel was appointed as chairman of our audit committee.

Financial Statements Committee

The Israeli law requires public companies to appoint a financial statements committee whose function is to examine the company's financial statements and provide its recommendations to the board of directors before the latter approves them. On December 27, 2010, our board of directors appointed the audit committee to serve as our financial statements committee. The financial statements committee is the organ in charge of the oversight of the financial statements, and the board of directors is the organ in charge of approval of the financial statements.

The committee has four members: Gad Arbel (committee chairman) – an external director with financial and accounting expertise (as defined under the Israeli Companies Law), Ehud Rassabi – an external director with financial and accounting expertise (as defined under the Israeli Companies Law), Avraham Asheri – a director with financial and accounting expertise (as defined under the Israeli Companies Law), and Arie Ovadia – an independent director with financial and accounting expertise (both independence and expertise – as defined under the Israeli Companies Law). In addition, Yaacov Goldman served on the committee as an external director with financial and accounting expertise (as defined under the Israeli Companies Law) until March 12, 2012 (until and including the date on which the committee's recommendations regarding approval of the financial statements were delivered to the board of directors). All members of the financial statements committee comply with the rules set forth in the law, including being able to read and understand financial statements, and have provided us with declarations to that effect. In determining that the committee members are able to read and understand financial statements, we considered, inter alia, their education, experience, qualifications and knowledge on business-accounting matters and financial statements.

Prior to the independent auditor's audit, the committee conducts a discussion at which the independent auditor presents the annual financial statements audit plan. The committee holds discussions on and makes recommendations to the board of directors regarding the approval process of the financial statements, and delivers its recommendations to the board of directors reasonably sufficient time prior to the approval of the financial statements by the board of directors, and reports thereto on any flaw or problem, if any, having arisen during the examination. Our independent auditor is invited to and attends the committee's meetings, as well as the board meetings at which the financial statements are discussed and approved, at which he addresses the audit performed. In addition, the internal auditor attends the committee's meetings.

The committee examines, inter alia, through a detailed presentation by our officers and other company personnel, including our CEO – Ari Bronshtein, and CFO – Yaron Elad, the following issues, and makes recommendations thereon to the board of directors: the material issues in the financial reporting, including transactions outside the ordinary course of business (if any), the material estimates and critical assessments used in the financial statements, the valuations, including the assumptions and estimates underlying the same, on which data in the financial statements are based, the completeness and correctness of the disclosure in the financial statements, the reasonableness of the data, the accounting policy implemented and changes having occurred therein, implementation of the principle of due disclosure in the financial statements and related information, the internal controls over the financial reporting and the effectiveness thereof, and various aspects of risk control and management, both such that are reflected in the financial statements (such as the report on financial risks), and such that affect the reliability of the financial statements. If necessary, the committee requests comprehensive reviews on issues of particularly material impact.

The approval of the annual financial statements involves at least three meetings: Two of the financial statements committee, prior to the board of directors' meeting, for a comprehensive, in-principle discussion of the material reporting issues and the formulation of recommendations to the board of directors, and the third – of the board of directors, for discussion and approval of the financial statements.

The process of approving our financial statements as of December 31, 2011 involved three meetings as follows: (1) a meeting of the financial statements committee for consideration of the effectiveness of the internal control over the financial reporting and disclosure, the disclosure included in our financial reports for 2011 according to the Israeli Securities Laws and the SEC regulations, and the material accounting matters and the valuations performed in the preparation of the financial statements; (2) a meeting of the financial statements committee, held prior to the board of directors' meeting, for a comprehensive, in-principle discussion of the material reporting issues and the formulation of recommendations to the board of directors regarding the approval of the financial statements; and (3) a meeting of the board of directors for discussing and approving the financial statements.

To the financial statements committee meeting held on February 28, 2012, at which the committee discussed the material accounting issues, the valuations used in the preparation of the financial statements, and the disclosure included in our financial reports for 2011 according to the Israeli Securities Laws and the SEC regulations, the following persons in addition to the committee members were invited and attended: Ehud Rassabi, our independent auditors, Ari Bronshtein – our CEO, Yaron Elad – our CFO, Niv Levy – our controller, Doron Cohen – our internal auditor, and other company personnel. During this meeting, the committee examined, amongst other issues: the valuations used for the preparation of our financial statements; our conduct of the process of internal control in order to examine its effectiveness on the financial reporting and disclosure, including the qualitative and quantitative mapping we performed in identifying and determining the critical processes in the financial statements, based on a detailed presentation by the CFO and the controller; the disclosure included in our annual reports, by reviewing drafts of our reports and through a detailed presentation of our preparations both for the publication of an annual report in accordance with the Israeli securities laws and simultaneously, the publication of this Annual Report in accordance with the SEC rules.

To the financial statements committee meeting held on March 11, 2012, where the committee discussed and finalized its recommendations to the board of directors regarding approval of the financial statements for 2011, in addition to the committee members, the following persons were invited and attended: our independent auditors, our CEO, CFO, controller, internal auditor, and other company personnel. During this meeting, the committee examined, amongst other issues: the assessments made and evaluations performed in connection with the financial statements for 2011; the internal controls over the financial reporting; the completeness and correctness of the disclosure in the 2011 financial statements; the accounting policy implemented and the accounting treatment applied to material issues; the valuations, including the assumptions and estimates underlying the same, upon which the 2011 financial statements' data are based, through a detailed presentation of the abovementioned matters by officers and other company personnel, including our CEO and CFO. Furthermore, our independent auditor addressed the audit performed. The committee's recommendations were delivered in writing to the members of the board of directors on March 11, 2012.

At the board of directors' meeting held on March 13, 2012, the board discussed the financial statements committee's recommendations and approved our financial statements for the year ending December 31, 2011. The committee's recommendations were delivered in writing to the members of the board of directors two business days prior to the board meeting, while a draft of our annual report was delivered to our directors four business days prior to the meeting, which period of time, the board determined to be reasonable in view of the complexity and extent of the recommendations. The following board members attended the meeting: Chairman of the Board – Mr. Arie Mientkavich, Mr. Gad Arbel, Mr. Avraham Asheri, Mr. Ehud Rassabi, Mr. Ami Erel, Mr. Dori Manor, Dr. Arie Ovadia, Prof. Gabi Barbash, Ms. Hadar Udler and Ms. Rona Dankner.

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

Doron Cohen, a partner of Fahn Kanne Control Management Ltd, a member of Grant Thornton International, is our internal auditor. Mr Cohen's appointment as our internal auditor was approved by our audit committee in January 2004, and by our board of directors in March 2004, effective from February 1, 2004, after taking into consideration his education, qualifications and experience in internal audits, and the type, scope and complexity of our activity. Mr. Cohen holds a Bachelor's degree in business administration from the College of Management Academic Studies, specialty in accounting. Since 1998, Mr. Cohen has held the position of internal auditor in public and private companies, government bodies, and local authorities. Mr. Cohen is not an interested party or office holder of ours, or their relative, nor is he our independent auditor or anyone working on his behalf. Mr. Cohen does not fill any position in the Company apart from that of internal auditor. To the best of our knowledge, Mr. Cohen does not hold another position outside of the Company which creates or may create a conflict of interest with his position as our internal auditor. To the best our knowledge, Mr. Cohen does not hold any of our shares or shares of our affiliates, nor does he have material business relations or other material ties with us or any of our affiliates. It should be noted that since December 2007, Mr. Cohen serves also as the internal auditor of our subsidiary Starling. In the opinion of our board of directors, this does not create a conflict of interest with his position as our internal auditor. Our chairman of the board of directors is designated to be in charge of our internal auditor.

Internal auditor's work plan: Our internal auditor's work plan is a four-year plan, and is based on an update of a risk survey which was conducted by us dated January 21, 2007. Each year the four-year audit plan, including that year's plan, is updated and approved anew. The plan is updated and approved following deliberations that are held with our management and members of our audit committee, such that within 3-4 years most of the risk factors will be audited. The internal auditor is authorized to deviate from such plan subject to reporting to our audit committee and receiving its consent for the proposed change. In addition, the audit committee is authorized to direct the internal auditor to deviate from the audit plan during the year. The work plan for 2011 addressed, inter alia, material transactions that took place in 2010 and the process of their approval (the sale of Medingo and Teledata).

Audits abroad or of subsidiaries: We have no overseas activity other than the holding of certain corporations outside of Israel. The annual internal audit plan addresses whether or not internal audits have been carried out in our material group companies, but does not address their activity in Israel or abroad. Some of our material group companies have their own internal auditors. Our internal audit plan does not include an audit of these companies. However, the internal auditor receives internal audit reports from the internal auditors of these companies insofar as the law permits.

Scope of employment: Approximately 500-700 hours per year according to the work plan, while in 2011, the internal auditor invested approximately 610 hours, which included audits carried out in our group companies BrainsGate (150 hours) and NuLens (140 hours). In the opinion of our board of directors, the internal audit's work plan as well as the scope of employment which was determined to execute such plan are appropriate for our needs. Insofar as required, we are able to expand the aforesaid scope of employment.

Conducting the internal audit: The audit was conducted according to accepted professional standards, in accordance with Section 4(b) of the Israeli Internal Audit Law and the standards issued by the Institute of Internal Auditors. The audit committee and the board of directors relied on the internal auditor's reports pertaining to his compliance with professional standards according to which he conducts the audit.

Access to information: The internal auditor and his employees have access to information as provided in the Israeli Internal Audit Law, including continuous and direct access to our information systems and those of our group companies which are audited, including financial data.

Internal auditor's reports: Our internal auditor's reports are submitted in writing. The internal auditor's reports are distributed to the chairman of our board of directors, our management and our audit committee. During the period covered by this Annual Report, one internal audit report was submitted in respect of the 2010 work plan and two reports were submitted in respect of the 2011 work plan. The reports were distributed prior to the audit committee meetings at which these reports were discussed, on February 22, 2011 and August 8, 2011. Two additional reports in respect of the 2011 work plan were distributed prior to the audit committee meetings at which these reports were discussed on February 28, 2012 and March 11, 2012.

Board of directors' evaluation: In the board of directors' opinion, the scope, nature and continuousness of our internal auditor's activity and his work plan are reasonable under the circumstances, and they fulfill our internal audit goals.

Remuneration: Our internal auditor is paid based on actual hours worked. The cost of our internal auditor's employment in 2011 was approximately NIS120,000 (approximately $35,000). In the opinion of the board of directors, the compensation paid to the internal auditor does not influence the exercise of his professional discretion.

D.           Employees

In accordance with the Services Agreement entered into with DIC, we receive managerial and administrative services through DIC's staff, some of whom were previously employed by us. As a result, except for the Chairman of our board of directors, we do not employ any personnel.

Other than the CEO and CFO who are to be appointed by us subject to the approval of DIC and our board of directors, and except the comptroller, general counsel and corporate secretary who are proposed and appointed by us subject to the approval of DIC, the management services we receive from DIC are performed by persons designated by DIC, all of whom are employed or otherwise engaged by DIC. We are entitled to obligate DIC to terminate the engagement of any of the DIC employees engaged in our business. For more information, see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions."

Material Changes

In December 2011, Mr. Nir Pinchas (Of Blessed Memory) ceased to serve in his position as controller due to his untimely passing.

Commencing from December 2011, Mr. Niv Levy, an accountant and attorney, has served as controller of the Company. Mr. Levy joined Elron in September 2009 as director of reporting and tax.

Commencing from December 2011, Mr. Gadi Veinrib serves as Vice-President of the Company.

The following table sets forth, for the last three financial years, the number of our employees:

As of December 31,	2011	2010	2009

Management and Administration	1*	1*	1*

* As of March 1, 2012, an additional 12 persons are employed by DIC and provide services to us through the Services Agreement entered into with DIC.

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

Israeli law generally requires payment of severance pay, upon the retirement or death of an employee or termination of employment under certain circumstances. The severance pay amounts to approximately one month salary for each year of employment. The severance pay may be funded through monthly allocations by the employer to a pension plan, as described below. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. In addition, Israeli law requires employers to make mandatory pension payments on behalf of their employees.

Under the Israeli Law, the contribution of certain additional funds on behalf of employees to a pension plan (of which there are two main types: Managers' Insurance and Pension Fund, some employees combine between the two types) is required. A Pension Plan provides a combination of savings plan, insurance and severance pay benefits to the employee. As general practice, each employee contributes an amount equal to 5% of his or her salary, and the employer contributes between 13.3% and 15.8% of the employee's salary which also includes the mandatory pension payments required by applicable law.

Pursuant to the Services Agreement, except for the Chairman of our board of directors, all of our staff are employed by DIC. Accordingly, except as provided otherwise in the Services Agreement, DIC shall determine the practices applicable to such employees.

E.           Share Ownership

The number of our ordinary shares beneficially owned by each of our directors, and by our directors and officers as a group, as of February 28, 2012, is as follows:

Director	Ordinary Shares
Arie Mientkavich, Chairman(1)	120,000
Ami Erel(1)	0
Gad Arbel	0
Avraham Asheri	0
Prof. Gabi Barbash	0
Rona Dankner	0
Yaacov Goldman	0
Shay Livnat(1)	0
Dori Manor(1)	0
Arie Ovadia	0
Hadar Udler(1)	0

All officers and directors as a group (consisting of 14 persons)	120,000	(2)

(1)	Director or officer of DIC, IDBD or IDBH. Ownership excludes shares beneficially owned by these companies.
(2)	Options to purchase 120,000 of our ordinary shares currently exercisable or exercisable within 60 days of March 1, 2011.

Stock Option Plans

As of March 1, 2012, 237,500 options to purchase our ordinary shares granted to our officers and employees were outstanding. Details concerning these options are as follows:

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

The following options were granted by us during the period from March 2007 to March 2012 and remain outstanding:

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

Our Chairman of the board of directors, in his capacity as a director of Given Imaging, holds the following options to purchase ordinary shares of Given Imaging:

Type	Number		Expiry	Exercise Price	Fair Value of Aggregate Grant in $000
Options	35,000		July 2014	$29.42	$373
Options	10,000		June 2015	$16	$45
Options	10,000		August 2014	$11.55	$44
RSUs	4,545				$80
RSUs	4,545	(*)			$92

(*) Restricted until Given Imaging's next annual shareholders meeting, which is expected to take place at the end of May 2012.

In February 2012, we granted the chairman of our board of directors and another employee phantom options to purchase Pocared shares of ours, representing 1.4% of Pocared's share capital. For details regarding the phantom options granted to the chairman of our board of directors, see "Item 6B" above.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth, as of February 29, 2012 unless otherwise specified, the number of our ordinary shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our ordinary shares, based on notifications provided to us shortly before the date of filing this Annual Report. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of March 1, 2012, there were a total of 320 holders of record of our ordinary shares, of which 219 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker "street names." As of March 1, 2012, United States holders of record held approximately 16.7% of our outstanding ordinary shares.

Name and Address	Number of Ordinary Shares	Percent of Outstanding Ordinary Shares	Percent of Ordinary Shares on a fully diluted basis
Discount Investment Corporation Ltd. (1) Tel Aviv, Israel	14,966,339	50.46%	50.06
All Officers and Directors as a group (2)	120,000	0.4%	0.4%

The above table does not include (i) 142 of our ordinary shares held by indirect subsidiaries of IDBD for their own account and (ii) 1,772,974.68 of our ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or Clal Insurance, an entity controlled by IDBD. Clal Insurance disclaims beneficial ownership of such shares and (iii) 1,808, 431 of our ordinary shares held for members of the public through, among others, provident funds, mutual funds and pension funds managed by subsidiaries of Meitav Investment House Ltd. Meitav Investment House Ltd. disclaims beneficial ownership of such shares.

(1) As of February 29, 2012, IDBD held approximately 73.6% of the issued and outstanding shares and voting rights of DIC and approximately 55% of the issued and outstanding shares and voting rights of Clal Insurance. IDBD is wholly owned by IDBH. IDBH, DIC and Clal Insurance are public Israeli companies whose ordinary shares are traded on the TASE. IDBD is a private Israeli company whose debentures are traded on the TASE.

As of February 29, 2012,  IDBH was controlled as follows: (i) Ganden Holdings Ltd. or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 45.27% of the outstanding shares of IDBH (approximately 40.58% on a fully diluted basis); (ii) Shelly Bergman, through her wholly-owned company, held approximately 3.99% of the outstanding shares of IDBH (approximately 3.90% on a fully diluted basis); (iii) Nochi Dankner held 0.76% of the outstanding shares of IDBH (approximately 1.00% on a fully diluted basis); (iv) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 12.29% of the outstanding shares of IDBH (approximately 11.66% on a fully diluted basis); and (v) Manor Holdings B.A. Ltd., or Manor, a private Israeli company controlled by Ruth Manor, held, directly and through a majority-owned subsidiary, approximately 11.55% of the outstanding shares of IDBH (approximately 10.68% on a fully diluted basis).

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders' agreement with respect to a majority of their holdings in IDBH for the purpose of maintaining and exercising by themselves and through their respective parent companies joint control of IDBH as a group. The shareholders agreement includes prior coordination of voting before shareholders meetings and ensuring appointment of the majority of directors designated by such shareholders as well as the determination of the identity of those serving as chairman and vice-chairman of the boards of directors of IDBH and its main subsidiaries (including DIC and Elron). The term of the shareholders' agreement expires in May 2023.

In February 2012, Livnat and its subsidiary and subsidiaries of Ganden and Manor entered into an additional agreement whereby, following the closing of a certain transaction, such parties will act among other things to exclude Livnat and its subsidiary from the existing control group of IDBH, and additionally Livnat and its subsidiary will grant to Ganden and Manor a call option to purchase from Livnat and its subsidiary, and Ganden and Manor will grant to Livnat and its subsidiary a put option to sell to Ganden and Mabor, shares of IDBH held by Livnat and its subsidiary.

Based on the foregoing, IDBH (by reason of its control of IDBD, and by reason of IDBD's control of DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our ordinary shares held by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares, and all of these entities and persons disclaim beneficial ownership of our ordinary shares held under management of subsidiaries of Clal Insurance for others.

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

DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.

(2) This amount includes 120,000 of our ordinary shares underlying options that are currently exercisable or that will become exercisable within 60 days of the date of filing of this Annual Report. This amount does not include any of our ordinary shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC, IDBD or IDBH. Each of our directors who is affiliated with DIC, IDBD or IDBH disclaims beneficial ownership of such shares.

B.           Related Party Transactions

Classification of related party transactions as negligible transactions

On January 14, 2010, we announced our policy determining the guidelines and rules for the classification of a transaction by us or by a company consolidated by us with a related party in which our controlling shareholder has a personal interest as a negligible transaction, as stipulated in Israel Securities Regulations. These rules and guidelines will also be used to examine the extent of disclosure in our immediate reports, annual reports and prospectuses (including shelf offering reports) pursuant to the Israeli Securities Law regarding a transaction by us, a corporation under our control and any associate company, with our controlling shareholder or in which our controlling shareholder has a personal interest in the approval thereof, as stipulated the applicable Israeli Securities Regulations.

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

In the absence of any special qualitative considerations given the specific circumstances, a transaction that is not extraordinary (in other words – it is conducted in the ordinary course of business, under market conditions, and does not have a material impact on us), it will be considered a negligible transaction, if the relevant criteria calculated for the transaction (one or more, as set out below) is less than one percent (1%) of our equity according to our most recent consolidated financial statements published by us, and if the transaction amount does not exceed $1.2 million.

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

Compensation of directors who are controlling shareholders

The payment of compensation for holding the office as a director of ours and for participating in meetings of our board of directors and its committees, to directors who are our controlling shareholders thereof, was approved on October 18, 2007 by our general meeting of shareholders (after approval by our audit committee and board of directors), in the maximum amounts stated in Sections 4 and 5 of the Israel Companies Regulations. Due to recent amendments to Israeli Companies Law requiring that related party transactions be limited to a three-year period (see "Item 10 – Additional Information – Articles of Association; Israeli Companies Law"), in December 2011, our audit committee and board of directors approved to continue to grant compensation to those of our  directors who are controlling shareholders and/or affiliates thereof, or to those of our directors whose compensation for holding office is paid to a controlling shareholder of ours, who at the resolution date held office and who may hold office from time to time, for a three-year period commencing on October 24, 2011 (the date of the first general meeting convened after the amendment to the Israeli Companies Law came into effect). Pursuant to the Israeli Companies Regulations (Reliefs in Related Parties Transactions), 5760-2000, shareholders' approval was not required. Such compensation will not be paid to any of our directors who are paid employees of ours or a company controlled by us, or entitled to separate compensation from us or a company controlled by us for fulfilling a paid position in addition to the office of director, if any, so long as s/he is employed or is entitled to such separate compensation. The compensation received by the directors as aforesaid in 2011 is included in the compensation amounts in "Item 6B" above.

Of the sum of $429,000 which we paid towards Directors’ fees of 10 directors in total for the year 2011, a sum of approximately $9,000 was paid to IDBH for the service of an officer thereof as a director of ours, a sum of approximately $48,000 was paid to DIC for the service of two officers and an employee thereof as directors of ours, and a sum of approximately $27,000 was paid to Dori Manor, a controlling shareholder of ours, for his office as a director of ours. Since September 2010, Ms. Rona Dankner, a director of ours and the daughter of our controlling shareholder, Mr. Nochi Dankner, waived the entire director’s remuneration that she is entitled to receive from us (the amount is immaterial).

Bonuses granted to directors and officers

For details regarding bonuses granted to directors and officers, see "Item 6B" above.

Services Agreement with DIC

In March 2009, we entered into the Services Agreement with DIC. Pursuant to the Services Agreement, effective from May 1, 2009, we receive managerial and administrative services from DIC that include providing us with personnel to discharge the functions of our CEO, CFO, comptroller, general counsel, corporate secretary, junior employee and administration employee services. On February 1, 2012, following approval of our audit committee and board of directors, our shareholders approved an amendment and a renewal of the Services Agreement for a further three year period commencing from May 1, 2012. The services are provided by persons designated by DIC, certain of whom are appointed subject to our approval (our Chief Executive Officer and Chief Financial Officer are to be appointed by us following our proposal of such officers, and their approval by DIC and our board of Directors, and our comptroller, general counsel and corporate secretary are to be appointed by us following our proposal of such officers, and their approval by DIC) and all of whom are employed or otherwise engaged by DIC, at its expense. We are entitled to require DIC to terminate the engagement of any employees of DIC providing services to us. For these services, under the amended Services Agreement, we will pay DIC an annual fee equal to NIS 5.9 million linked to the Israeli consumer price index known as of December 31, 2011 (equivalent as of December 31, 2011 to approximately $1.56 million). The term of the Services Agreement is three years, subject to either party having the right to terminate it on at least 120 days prior notice if DIC is no longer our largest shareholder.

Pursuant to the Services Agreement, we have agreed to indemnify DIC for any amounts DIC will be required to pay as a result of any legal or administrative proceeding initiated by any third party (other than persons engaged in performing the services on behalf of DIC) seeking to impose liability on DIC arising from any act or omission in performing the services, unless such act or omission amounted to gross negligence or was done other than in good faith. Moreover, DIC will not be responsible for any act or omission of any person engaged by it in performing the services unless such act or omission was made pursuant to the express instructions of DIC. In addition, we provide to persons engaged by DIC in performing functions of officers, indemnification letters with respect to liabilities to which they will become exposed by virtue of performing such functions. Such indemnification letters are provided by us as customarily provided by us to our officers prior to the date of the Services Agreement.

Before the engagement in the Services Agreement, the said services were provided by our employees. After the engagement in the Services Agreement, all of our employees, with the exception of our chairman of the board, ended their employment with us and some of them were hired by DIC immediately thereafter, and continued to discharge their functions in Elron as employees of DIC.

The total cost of the services to us in the extended period of the Services Agreement, as described above, is expected to be approximately NIS5.9 million per annum, linked to the consumer price index (approximately $1.55 million per annum as of December 31, 2011). The total cost of the services to us in the initial period of the Services Agreement from May 2009 was approximately NIS4.67 million per annum, linked to the consumer price index (approximately NIS5.1 million per annum and $1.35 million per annum as of December 31, 2011). Before the Services Agreement took effect, the cost of employing the employees who were employed directly by us amounted, in 2008, to approximately $4 million. The annual cost after engaging in the Services Agreement decreased mainly because the number of employees before and after implementation of the Services Agreement was significantly reduced, by approximately one half, as part of a general cost reduction and focusing process.

As part of the consideration of the renewal and amendment of the Services Agreement, our board of directors was presented with details regarding the amount paid to DIC under the Services Agreement as well as the reduction in headquarter management costs as compared with the corresponding costs prior to entering into the Services Agreement. Our board of directors determined that the agreement will benefit us by increasing effectiveness and decreasing costs.

The amount of DIC's consideration was negotiated and determined by agreement between us and DIC based on the costs and input involved in the provision of the services. Our board of directors is of the view that the consideration that is paid by us to DIC in the framework of the Services Agreement is fair and reasonable, considering the scope and complexity of our business, the scope and type of services that are provided to us, their quality and their contribution to us. According to the figures that were provided to our audit committee and board of directors, the cost of provision of the said services independently by us would not be lower than the consideration paid by us to DIC for the said management services. The type and cost of management services differ from one company to another, and therefore comparative information on management fees paid by other companies was not relevant in determining the amount of DIC's consideration.

Following is a summary of our audit committee’s and board of directors’ reasons for approving the amended Services Agreement.

1. In view of the experience acquired since commencement of the provision of the services by DIC, the scope of the services provided to us by DIC and their quality are professional and suit, both in nature and scope, our business.

2. The Services Agreement's contribution to us is significant to our business and to our achievements, and continued receipt of the management services under the Services Agreement is in our best interests, inter alia in view of the experience acquired since commencement of the engagement with DIC in 2009.

3. Renewal of the engagement in the Services Agreement allows some of our management expenses to be fixed for the long-term and reduces the uncertainty of the scope of our expenses.

Sale of shares in Galil Medical

For details regarding the sale of our shares in Galil Medical in 2009, see "Item 4" of this Annual Report.

Agreements with IDBD

In July 2010, following approval of our audit committee and board of directors, our shareholders approved an agreement between us and IDBD pursuant to which (i) we would agree to make available to IDBD, to the extent it so requested from time to time, available office rooms in our offices at 3 Azrieli Center, 42nd Floor, Tel Aviv, which are not actually used by us. In consideration for the use of available office rooms which IDBD shall wish to use, IDBD shall pay us an amount per square meter equal to the amount per square meter according to the rental fees (including management fees to the management company of the building in which our offices are located) and the municipality taxes which we pay for our offices. The calculation of the amount per such square meter shall be according to the total net area (in square meters) of our offices and office rooms which shall be used by IDBD without taking into account a pro rata share of the public areas located outside our offices. As of December 31, 2011, the consideration for such use amounts to approximately NIS 176 (approximately $46) per square meter per month, CPI-linked plus VAT as required by law. Following the approval of this arrangement, IDBD notified us that it intended to use of only one of the available rooms based on the above conditions. On August 8, 2011, our audit committee resolved to limit this transaction to a three-year period commencing on the date of such resolution. In addition, on March 8, 2011 our audit committee approved the use of one of the available rooms by DIC on the same terms. This arrangement with DIC is a negligible transaction for the Company.

In July 2010, following approval of our audit committee and board of directors, our shareholders approved an agreement between us and IDBD pursuant to which we would receive effective from January 1, 2010 IT support services from IDBD's IT support center in consideration for our and RDC's pro rata portion of the support center's costs in connection therewith, calculated pro rata to the number of users receiving IT support from the IDB support center. On August 8, 2011, our audit committee resolved to limit this transaction to a three-year period commencing on the date of such resolution.

Grant of Letters of Exemption and Indemnification to Officers and Directors

In 2001, following the approval of our audit committee, board of directors and shareholders, and in accordance with the provisions of the Israeli Companies Law, we granted letters of indemnification to our directors and officers. The aggregate indemnification shall not exceed 25% of our shareholders equity according to our consolidated financial statements for the year ended December 31, 2000 amounting to approximately $70 million, for all persons and cases to be indemnified. In addition, we exempted our directors and officers, to the extent permitted by law, from any liability towards us for any damage caused or that may be caused to us by them, if caused following a breach of their duty of care towards us. We continue to grant letters of exemption to our directors and officers who are not and/or whose relatives are not controlling shareholders and/or in the granting of which our controlling shareholders do not have a personal interest, in accordance with the above terms.

Following approval of our audit committee, board of directors and shareholders, commencing from February 2012, we grant amended letters of indemnification to all of our directors and our officers, including those who are and/or whose relatives are controlling shareholders and/or in the granting of which our controlling shareholders may have a personal interest. The indemnification amount that we shall pay to all of our officers, in the aggregate, including officers who serve or will serve, at our request, as officers of other companies, according to all of the amended letters of indemnification that shall be issued to them by us shall not exceed, in the aggregate, 25% (twenty five percent) of our equity (in U.S. dollars) according to our latest financial statements (annual or quarterly) that are known before actual payment of the indemnification. The letters of indemnification that were granted to officers and directors with respect to which our controlling shareholders may have a personal interest shall remain in effect until February 2021, with the exception of letters of indemnification that were granted to directors and to officers who and/or whose relatives are controlling shareholders, which will remain in effect for three years until February 2015.

Our indemnification obligation to our other directors and officers will remain in effect even after the end of the term of their service, provided that the actions with respect to which the indemnification is given were and/will be performed during the term of service, or during the period in which the indemnification was in effect, as applicable. The provisions of the amended indemnification letter approved in February 2012 will prevail over any previous undertaking or consent, whether written or oral, between us and the said directors / officers on the matters stated in the amended letter of indemnification, also in relation to events that occurred prior to grant of the amended indemnification letter, and before indemnification was requested from us in relation to such events, as long as the previous indemnification, if any, continues to apply and to be valid, subject to any law, in relation to any such event (even if the indemnification was requested from us after the amended letter was granted) if the terms and conditions of the amended indemnification letter worsen the terms and conditions of the indemnification in relation to such event.

Directors and Officers Insurance Policy

In April 2005, following the resolution and recommendation of our audit committee and board of directors, our shareholders approved and ratified the purchase of a directors’ and officers’ liability insurance policy for our and our subsidiaries' directors and officers from Clal Insurance Company Ltd., a related party, and separately approved the application of this insurance to those of our directors, and any future director or officer of ours who may currently be considered a “Controlling Shareholder” under the Israeli Companies Law. In addition, our shareholders approved: (i) any renewal and/or extension of this policy for all our directors and officers; and (ii) the purchase of any other directors’ and officers’ liability insurance policy for our directors and officers upon the expiration of this policy; provided that any such renewal, extension or purchase referred to in clauses (i) and (ii) above is for the benefit of our previous and/or current and/or future directors and officers and on terms substantially similar to those of this policy; and that the premium will not increase by more than 25% in any year, as compared with the previous year. In January 2011, this policy was renewed until June 2012 on the following main terms:

(1)	The coverage under the Policy was limited to $30 million per claim and in the aggregate during the policy period.

(2)	The premium amounts to $184,275 for a period of 18 months (i.e. an annual premium of approximately $122,850).

On February 1, 2012, following approval of our audit committee and board of directors, our shareholders approved in advance our engagement in a directors' and officers' liability insurance policy from July 1, 2012 (the date of expiration of our current policy) through Clal Insurance Company Ltd. or through another insurer, for a period to be determined ("Initial Insurance Period"), and to approve, in advance, our engagement in an insurance policy after expiration of the Initial Insurance Period, all including by way of extension of the present policy and/or through the purchase of new policies, and which shall apply with respect to our directors and officers, as shall serve from time to time, including officers who or whose relatives are controlling shareholders. The engagement in such insurance policies is subject to our audit committee and board of directors having determined that no material changes occurred in the terms and conditions of the insurance compared with those of our current policy, and that the increase in the sum of the insurance premium shall not exceed 50% relative to the insurance premium paid for our current policy. This approval will remain in effect for three years from July 1, 2012.

Registration Rights Agreement with Given Imaging

In December 2011, our audit committee approved our engagement with DIC and RDC in an amended and renewed registration rights agreement with Given Imaging for an additional three year period. The audit committee approved that the transaction is not an extraordinary transaction, and that it is negligible as far as its impact on us.

C.           Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.           Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are incorporated herein by reference to "Item 18 – Financial Statements" below.

Legal Proceedings

Investors' Claim

In November 1999, a claim against Elscint Ltd, Elbit Medical Imaging Ltd. ("EMI"), the parent company of Elscint and formerly an associate company, and various other defendants, including us and certain of our former officers, was filed in the Haifa District Court together with a request to approve certain causes of action set out in the claim, as a class action on behalf of some institutional investors and others  who held shares in Elscint on September 6, 1999 and a request for certain casues of action to be treated as a derivative action. The allegations raised in the claim relate, among others, to the period prior to the sale of our holdings in Elbit Imaging Ltd. (formerly known as Elbit Medical Imaging Ltd.), or EMI. The plaintiffs sought a court order pursuant to which EMI would be compelled to effect a tender offer. In August 2000, the Haifa District Court decided to strike out the application for approval of the claim as a class action. Subsequent to that decision the plaintiffs submitted an amended statement of claim which is similar to the initial claim but is designated as a personal claim and partly as a derivative action rather than as a purported class action. In addition, some of the plaintiffs appealed to the Supreme Court in Israel against the District Court's decision. In December 2006, the Supreme Court reversed that decision and returned the matter back to the Haifa District Court in order to decide whether the claim should be recognized as a class action. In June 2007, in accordance with the directions of the Haifa District Court, the plaintiffs submitted an updated statement of claim and request to approve the claim as a class action. Pursuant to the updated claim, the plaintiffs are no longer seeking an order compelling the tender offer but instead are claiming compensation for damages sustained due to the alleged failure of EI to effect the tender offer, as well as due to other allegations. The updated statement of claim does not specify the monetary amount claimed, but does include various allegations relating to the manner of determining the damages claimed, which depends, amongst other things, upon verification of the specific circumstances with regard to each shareholder of Elscint separately and the substance of each damage claimed. In January 2009, the Haifa District Court dismissed the plaintiffs' request to approve the claim as a class action. In March 2009, the plaintiffs appealed against the Haifa District Court's decision.  The hearing on the appeal took place in December 2010 and we are awaiting the Supreme Court's decision. At this stage, the personal claims of the plaintiffs for monetary damages and their request to treat certain part of them as a derivative action remain pending. We have instituted judgment execution proceedings against the plaintiffs in connection with the expenses awarded to us up to the present time in the class action.

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

Other than the above matters, neither we nor our subsidiaries are a party to any material litigation.

Dividend Policy

Currently, we do not have any fixed dividend policy. The declaration of dividends is determined by the board of directors, subject to applicable law and taking into consideration our financial status, profitability, realization of assets and investment requirements. We have not distributed dividends in the last two years.

As of December 31, 2011, our accumulated profits available for distribution in accordance with Section 302 of the Israeli Companies Law amounted to approximately $43.6 million. As a result of the early adoption of IFRS 9 which will apply to our financial statements as of January 1, 2012, this amount will be $57.9 million. See also "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Policies".

Donations and Assistance to the Community

We regard charitable contributions and assistance to the community in Israel as a very important and integral part of our overall activities. On August 10, 2011 our  board of directors approved a donation policy, according to which up to 0.5% of our gains in respect of exit transactions shall be allocated to the donation budget ("the budget fund"), in effect as of the sale of Medingo in 2010, to be utilized over the course of several years. The budget fund not utilized during an exit year will be available for use in the ensuing years. In this meeting, the board of directors authorized our chairman as the officer responsible for implementing the policy.

During 2011, we donated approximately $32,000. The main donations were to the Barak Armoured Brigade of the Israel Defense Forces and to Bar Ilan University's new Faculty of Medicine in the Galilee city of Safed, Israel, for student scholarships.

B.           Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2011.

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

	U.S.	U.S.	TASE	TASE
Period	High (U.S. $)	Low (U.S. $)	High (NIS)	Low (NIS)

Annually
2006	12.80	8.75	55.79	40.81
2007	17.41	10.27	68.66	39.50
2008	12.37	1.07	45.50	4.45
2009	8.43	1.36	29.69	5.00
2010	8.67	4.66	32.25	16.98
2011	6.02	3.4	20.72	12.89
Quarterly
First Quarter 2010	8.67	7.1	32.25	27.1
Second Quarter 2010	8.46	5.2	31.9	19.9
Third Quarter 2010	6.1	4.7	23.71	18.26
Fourth Quarter 2010	6.05	4.66	21.6	16.98
First Quarter 2011	5.77	4.93	20.72	18.12
Second Quarter 2011	6.02	4.86	20.39	16.80
Third Quarter 2011	5.51	3.4	18.81	12.89
Fourth Quarter 2011	4.54	3.74	16.95	13.60

Most recent six months
October 2011	4.25	3.74	15.51	14.20
November 2011	4.5	3.8	16.95	13.60
December 2011	4.54	3.93	16.71	15.11
January 2012	4.3	4.08	16.43	15.58
February 2012	4.48	4.1	16.4	15.28
March 1, 2012 through March 9, 2012	4.3	4.17	16.23	15.90

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

Our shareholders approved the adoption of our Articles of Association in March 2001 and adopted certain amendments thereto in December 2006 and on February 1, 2012. Our objective as stated in our Articles of Association and in our Memorandum of Association is to engage in any lawful activity. The amended Articles of Association including all amendments to date is being filed with this Annual Report as Exhibit 1.1.

Recently, the Israel Companies Law (Amendment No. 16), 5771-2011 ("Amendment No. 16"), which amended the Israel Companies Law, and the Israel Efficiency of Enforcement Proceedings at the Securities Authority Law (Legislative Amendments), 5771-2011 (the "Administrative Enforcement Law"), which amended, inter alia, the Israel Companies Law and the Israel Securities Law, 5728-1968 (the "Securities Law") (in this section only: the "Legislative Amendments"), were enacted and took effect:

Amendment No.16: In March 2011, Amendment 16 was issued, concerning the corporate governance of Israeli companies, including among others, directives regarding the composition of the board of directors, the composition and functions of the audit committee, the qualifications and duration of the term of external directors, and directives regarding an increase in the majority vote required at a shareholder meeting for the appointment of external directors and for the approval of transactions with controlling shareholders, and transactions in which the controlling shareholder of a company has a personal interest.

Administrative Enforcement Law: In January 2011, an amendment to the Israeli Securities Law was passed prescribing administrative enforcement arrangements, for certain kinds of violations of laws over which the Israel Securities Authority, or ISA, is responsible, including the Israel Securities Law. These arrangements enable, through an administrative procedure, to impose various enforcement measures on the violator, including: a monetary sanction, payment to the person injured by the violation, prohibition to serve as a senior officer in a supervised body for a certain period, or revocation or suspension of a license, permit or authorization. In the amendment to the law, a mechanism of an agreed arrangement was included as an alternative for conducting a criminal or administrative procedure which also allows for the imposition of the said enforcement measures. As part of our preparation towards such legislation, we are acting to adopt an internal enforcement program to enhance compliance with the Israeli Securities Law and the regulations promulgated thereunder.

Following the Legislative Amendments, we have taken the following actions:

1.
On November 9, 2011, our board of directors approved an outline for an internal enforcement program to be adopted by us, and appointed Mr. Yaron Elad, CFO, and Mr. Paul Weinberg, Corporate Secretary, as the parties responsible for our internal enforcement, and authorized them to carry out the necessary measures for adopting our internal enforcement program. As of the date of filing this Annual Report, we have completed the majority of the stages of this plan, and expect to complete the entire process in the coming months.

2.
On February 1, 2012, following approval by our shareholders, we amended our Articles of Association, namely Sections 1, 19, 52, 97, 104, 111, 138-142 (inclusive), which mainly concern adaptation of the current language of our Articles to the Legislative Amendments, expansion of the provisions of the Articles that pertain to indemnification and insurance of officers, as permitted in accordance with the changes in the Israel Companies Law and with other legislation on matters pertaining to indemnification and insurance, as well as adaptation of the provisions of the Articles to additional changes that have occurred in the Israel Companies Law.

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

•
the exercise of the Board of Directors' powers by a general meeting, if the Board of Directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in the Israeli Companies Law; and

•	any matter that is required to be adopted by resolution of a general meeting pursuant to the law or in accordance with our Articles of Association.

An extraordinary meeting of our shareholders will be convened by the decision of the board of directors, or at the request of any two directors or one-quarter of the officiating directors, or by request of one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in our Company, or one or more shareholders holding at least 5% of the voting rights in our Company. Shareholders requesting an extraordinary meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the board of directors must convene an extraordinary meeting and send out notices setting forth the date, time and place of the meeting.

The Israeli Companies Law codifies the fiduciary duties and duty of care that office holders owe to a company. An office holder under the Israeli Companies Law includes  the positions of director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, any other person assuming the responsibilities of any of the forgoing positions without regard to such person's title, and manager directly subordinate to the general manager. Each person listed in the table in "Item 6—Directors, Senior Management and Employees—Directors and Senior Management" above is an office holder.

The Israeli Companies Law requires that a controlling shareholder and an office holder of a company promptly disclose, and no later than the first board meeting in which such transaction is discussed, any personal interest that he or she may have, and all related material information or document known to him or her, in connection with any existing or proposed transaction by the company. The duty to disclose shall not apply if the personal interest derives solely from a personal interest of a relative in an extraordinary transaction. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities. Under a new amendment to the Israeli Companies Law, the audit committee shall determine if a transaction with a controlling shareholder or with an office holder or in which one of them has a personal interest, is an extraordinary transaction or is an ordinary transaction. The audit committee may determine criteria for transactions of this type once a year.

In the case of a transaction with an office holder or a transaction with another person in which an office holder has a personal interest, that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, board of directors' approval is required unless the Articles of Association of the company provide otherwise. Our Articles of Association provide that a transaction with one of our office holders or a transaction, in which an office holder has a personal interest which, in each case, is not regarded as an extraordinary transaction, requires the approval of our board of directors or our Audit Committee or such other body or person empowered by our board of directors for such purpose. Our policy, as approved by our board of directors, is that any such transaction with a value of less than $1 million requires approval by our audit committee, and any such transaction with a value in excess of $1 million requires approval of our board of directors. If the transaction with the office holder or in which an office holder has a personal interest is an extraordinary transaction, then, that transaction must be approved by our audit committee and by the board of directors.

Agreements regarding directors' terms of employment require the approval of the audit committee, the board of directors and the shareholders. In all matters in which a person has a personal interest, including matters of his/her terms of employment, he/she will not be permitted to vote on the matter or be present in the audit committee or board of directors meeting in which the matter is considered. An office holder, who has a personal interest, may attend the abovementioned meetings in order to present the transaction, if the chairman of the audit committee or the chairman of the board of directors, as applicable, determined that the office holder is essential for the presentation. However, should a majority of the members of the audit committee or of the board of directors have a personal interest in the matter, then:

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

In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or his or her relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company or an employee, regarding his or her terms of employment, require the approval of the company’s audit committee, board of directors and shareholders.

Such shareholder approval must either include at least a majority of the shares held by disinterested shareholders who participate in the vote (without taking abstaining votes into account), or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than 2% of the voting rights in the company. Under specified circumstances, such shareholder approval is not required.

In addition, any such extraordinary transaction whose term is more than three years, requires the abovementioned approval every three years, unless (with respect to transactions not involving receipt of services or compensation) the audit committee approves that a longer term is reasonable under the circumstances.

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

1.
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

2.	In the absence of special qualitative considerations as discussed below, an event or matter shall be considered to be material if one of the relevant criteria exceeds 10%.

3.	In the absence of qualitative considerations, an event or matter will be deemed not material if all the relevant criteria are less than 5%.

4.	Events or matters that are not classified under Sections 3 or 4 may be considered material and must be reviewed in qualitative terms with all of the relevant information and circumstances.

5.
In examining the materiality of an event or matter that is supposed to take place in the future, the probability of that event or matter materializing is to be determined as well as its expected importance and impact should it materialize.

6.
If dealing with an event or matter relating to a subsidiary or associate company of ours, our relative share of the impact of that event or matter is to be examined, in other words, relative to our percentage holding in that subsidiary or associate company, using the aforementioned materiality tests.

7.
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

Credit Line Agreement with Silicon Valley Bank

In November 2011, we engaged in a binding agreement with Silicon Valley Bank (the "Bank") to receive a credit line in the amount of $30 million for a period of up to 18 months (the "Credit Period"). During the Credit Period, we will be entitled to draw down loans for periods of up to 3 years from the date of each respective drawdown, at the Wall Street Journal prime rate of interest plus 0.75% per annum. According to the terms of the credit line, we will be able to make early repayment of all the loans without any cost. At the time the credit line is actually utilized, we will pledge shares of Given Imaging directly held by us in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized. Pursuant to the credit agreement, should the ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then we shall be required either to pledge additional Given Imaging shares or repay a portion of the credit utilized in order to maintain a coverage ratio of 3.25, or provide alternative collateral acceptable to the Bank. As of the date of filing this Annual Report, we have not yet made any draw down. The agreement with the Bank is attached hereto as Exhibit 4.4.

Services Agreement with DIC

In April 2009, we entered into the Services Agreement with DIC. For more information see "Item 7—Major Shareholders and Related Party Transactions – Related Party Transactions." In February 2012, following approval of our audit committee and board of directors, our shareholders approved the amendment and renewal of the Services Agreement which is due to be signed in April 2012 and will come into effect on May 1, 2012.

Agreement with Rafael

In December 2007, we, DEP, RDC and Rafael signed an addendum agreement, or the Addendum, effective as of January 1, 2008 which amended the existing agreement between the parties pertaining to the first exclusive rights granted to RDC to commercialize certain technologies of Rafael. RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions.  Rafael undertook not to establish an entity similar to or competitive with RDC and we (together with DEP) undertook not to establish a similar or competing entity to RDC inasmuch as such entity is an Israeli entity engaged in the military-security field and is a competitor of Rafael. We (together with DEP) are committed to make further investments of $0.75 million in RDC for each company that will be established by RDC based on Rafael's technologies. In addition, RDC granted Rafael an option to receive from RDC 3% of the shares of each new company that would be established by RDC based on Raphael's technologies. DEP will be entitled to receive certain management fees from RDC in respect of each new company that shall be established, insofar as it shall be sold, merged or its securities offered to the public, and upon the fulfillment of certain conditions.  Raphael may cooperate with a third party for the purpose of commercialization of military products with an operating partner (which is not a financial body) and for the purpose of commercialization of “mature” products, as defined in the Addendum, outside of the military segment, a significant part of the development of which has been completed by Rafael. Insofar as Rafael shall seek to cooperate with a financial body with respect to “mature” products, it is required to also approach us, together with DEP at the same time. In cases in which Rafael shall cooperate with a third party in connection with the sale or marketing of products in the fields of business of RDC and in respect of which RDC has no rights, we will be able, and alternatively RDC will be able, to participate in approximately 10% of the said cooperation (subject to the third party’s consent. In the event that Rafael is approached by a third party financial partner with a proposal for a new project, RDC will be entitled to cooperate with Rafael instead of such third party and will pay Rafael the consideration offered by such third party. If such third party is not a financial partner, RDC will be entitled to cooperate with such third party instead of Rafael and Rafael will be entitled to receive 3% of the shares of the company established.

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

In light of the social protest in Israel, in particular with regard to housing prices and the cost of living, in August 2011, the Israeli prime minister appointed a committee for socio-economic change, headed by Prof. Trajtenberg (the "Trajtenberg Committee"). In September 2011, the Trajtenberg Committee submitted to the government its recommendations which include, inter alia: Putting a hold on a previously planned decrease in corporate tax, increasing corporate tax to 25% from 2012, and recommending that a 26% increase in the tax rate be considered in 2013; increasing the tax on capital gains (including the tax on interest and dividends) from 2012; removing and reducing customs duties; and strengthening the regulatory tools available to the government authorities in connection with supervision over monopolies and market power holders in certain sectors.

In October 2011, the government adopted the main recommendations in the committee's report, and decided to act to implement such recommendations.

Following the recommendations, in December 2011, the Law for Tax Burden Reform (Legislative Amendments) 2011 was passed. (See below for further details). Amongst other things, under this law, commencing from January 2012, the tax rate on capital gains, interest and dividends was increased by 5% (for example, the tax rate on capital gains from the sale of shares was increased from 20% or 25%, to 25% or 30%, respectively), and furthermore the scheduled progressive reduction in the corporate tax rate, which was expected to decrease by 2016 to a rate of 18%, was cancelled, and was increased to 25%.

In January 2012, the Israel Ministry of Treasury published two briefs entitled: Bill for Socio-Economic Change (Legislative Amendments) (Increased Competition and Consumer Welfare), 5772-2012. These briefs propose, inter alia, to indirectly amend the Israeli Antitrust Law which authorizes the Anti-Trust Tribunal, after being approached by the Anti-Trust Commissioner, to direct the owner of a monopoly or a member of a concentrated group to sell assets in its possession, in whole or in part, where the Anti-Trust Commissioner deems it necessary to prevent harm or the threat of significant harm to the competition of businesses or the public, and in relation to concentrated groups, if it is necessary to significantly increase the competition between concentrated group members or in an industry or to create conditions for significantly increased competition.

It was further proposed in the above briefs to effect an indirect amendment to the Israel Import and Export Ordinance, 1979, according to which an import license will not be granted to any party declared as a monopoly or who holds a market share in excess of 30% in the same goods with respect to which the permit is being requested except in circumstances set forth in the brief. In addition, it is proposed to include a general provision obligating any regulator (as defined in the same brief) to consider competition factors and consumer welfare in the field for which he is responsible.

With the exception of amendments to various laws which have already been passed, there is no certainty as of the date of filing this Annual Report, which recommendations of the committee will be implemented, in what manner and when, and therefore their effect on our business cannot be assessed. However, the implementation of the recommendations, if and as they may be implemented, may have a material effect on our business and on certain group companies.

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

General Corporate Tax Structure

The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below) may be considerably less.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 (the "Tax Burden Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Tax Burden Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

Law for the Encouragement of Capital Investments, 1959

From time to time, certain operations of our group companies have been granted Approved Enterprise and/or "beneficiary enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law.

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

The above benefits are conditional upon the fulfillment of the conditions stipulated by the Tax Burden Law, regulations published there under and the letters of approval for the investments in the approved enterprises, as above. Non-compliance with the conditions may cancel all or part of the benefits and refund of the amount of the benefits, including interest. The managements believe that the companies are meeting the aforementioned conditions.

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

Tax payers may, under certain conditions, claim Privileged Enterprise status for new and expanded enterprises with respect to 2004 or subsequent years, unless the Investment Center granted such taxpayer Approved Enterprise status prior to December 31, 2004.

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

Our group companies are examining the possible effect of this amendment on their financial statements, if at all, and at this time have not yet decided whether to opt to apply the amendment.

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

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31, 2002 is taxed at the marginal rate of up to 45% for individuals (in 2010 and 2011) and 25% and 24% for corporations in 2010 and 2011, respectively. Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets (including non traded shares) acquired after that date has been reduced to 25% in 2010 and 24% in 2011 with respect to companies and 20% with respect to individuals; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after the date that the asset was held.

Under current law, as of January 1, 2006, the Israeli tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares, unless such companies were subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of an amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25% in 2010 and 24% in 2011. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

On December 5, 2011, the Israeli Parliament (the Knesset) passed Tax Burden Law, which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Tax Burden Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly. Commencing 2012 the real capital gains tax rate with respect to individuals and significant shareholder will increase to 25% and 30%, respectively.

Employee Stock Options

Effective from January 1, 2003, the Israeli tax law enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 45% tax in 2010 and 2011 and 48% in 2012) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options were granted; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option) upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. (On the capital profit the optionee is not required to make payments to the National Insurance Institute and health tax.) In this track, on the capital profit, the Company may not recognize expenses pertaining to the options for tax purposes but may do so on the income portion. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options were granted; or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 45% tax in 2010 and 2011 and 48% in 2012) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of  20% or 25% on the capital profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date.

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

Controlling shareholders optionees are subject to income tax rate (according to the marginal tax rate of the optionee- up to 45% in 2010 and 2011 and 48% in 2012) on the profit upon the sale of the underlying shares.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding our ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders that acquired our ordinary shares upon the exercise of employee stock options or otherwise as compensation, U.S. holders whose functional currency is not the U.S. Dollar, insurance companies, tax-exempt organizations, financial institutions , grantor trusts, certain former citizens or long-term residents of the United States, real estate investment trusts, regulated investment companies, persons who have elected mark to mark accounting and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below.

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

Taxation of Distributions on Ordinary Shares

Subject to the discussion below under "Tax Consequences If We Are a Passive Foreign Investment Company," a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated ordinarily as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution as described above under "Taxation of Non-Residents." Dividends that are received by U.S. holders that are individuals, estates or trusts may be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for tax years beginning on or before December 31, 2012), provided that such dividends meet the requirements of "qualified dividend income." For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is "readily tradable" on an established securities market in the United States or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend if (i) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (ii) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company" (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our ordinary shares in such taxable year or in the following taxable year would not be qualified dividends (see discussion of our PFIC status below under the heading "Tax Consequences If We Are a Passive Foreign Investment Company"). In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

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

We believe that in 2011 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our analysis is based, among other things, upon certain assumptions and methodologies with respect to the values that we have used, our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we hold, and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.

We cannot assure you that the IRS will not challenge our assumptions and methodologies. If the IRS were to successfully challenge such assumptions or methodologies, we could potentially be classified as a PFIC for 2011 or prior taxable years.

The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. As described above, the tests are impacted, by, among other factors, changes in value of our group companies which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies. Accordingly, there can be no assurance that we will not become a PFIC for the current fiscal taxable year ending December 31, 2012 or in any future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to “mark to market” the ordinary shares, or to become subject to the “excess distribution” regime.

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

 a.   Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2011. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2011, our disclosure controls and procedures were: (1) designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officers and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

b.   Management's Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting for us and our subsidiaries. Based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, which was issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed our internal control over financial reporting as effective as of December 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our registered public accounting firm that audited our consolidated financial statements as set forth in "Item 18 – Financial Statements," has issued an attestation report on management’s assessment of our internal control over financial reporting.

c.   Attestation Report of the Registered Public Accounting Firm

The attestation report of our registered public accounting firm is included in page F-3 of our audited consolidated financial statements set forth in "Item 18 – Financial Statements."

d.   Changes in Internal Control Over Financial Reporting

No change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the year ended December 31, 2011, that has materially affected, or is reasonably likely to materially affect,  our  internal control over financial reporting.

Item 16.	[Reserved]

Item16A.	Audit Committee Financial Expert

Our board of directors has determined that Arie Ovadia is the "audit committee financial expert" serving on its audit committee.

Item 16B.	Code of Ethics

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

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our principal accountants Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) in each of our previous two fiscal years:

	2010	2011
	(in thousands of U.S. $)

Audit Fees (1)	406	424
Tax Fees (2)	37	48
Audit-Related Fees(3)	36	20
All Other Fees (4)	13	15
Total	492	507

(1) Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include statutory audits; consents; and assistance with and review of documents filed with the SEC.

(2) Tax Fees include fees billed for tax compliance services, including the audit of original and amended tax returns and claims for tax refund; tax consultations, such as assistance and representation in  connection with tax audits and appeals requests for rulings or technical advice from taxing authority; and tax planning services.

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

There were no purchases of equity securities by us and affiliated purchasers other than shares purchased for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance, a subsidiary of IDBD.

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

Item 19.	Exhibits

Exhibit No.	Exhibit

1.1	Articles of Association (English translation), consolidated version including amendments approved by the Company's shareholders on February 1, 2012.
1.2
Memorandum of Association of Elron Electronic Industries Ltd., incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the SEC on June 8, 2001.

4.1
Services Agreement dated as of March 19, 2009 by and between the registrant and Discount Investment Corporation Ltd. incorporated by reference to Exhibit 99.2 to Form 6-K, filed with the SEC on March 24, 2009.

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

4.4	Loan Agreement dated November 9, 2011 between the Company and Silicon Valley Bank incorporated by reference to Exhibit 2 to the Company's Schedule 13D/A filed with the SEC on March 8, 2012.
8.1	List of subsidiaries.
11.1	Code of Ethics, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2004.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd., dated March 13, 2012.
15.2	Consent of Somekh Chaikin, a Member firm of KPMG International for Given Imaging Ltd., dated March 13, 2012.

*	This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 13, 2012	ELRON ELECTRONIC INDUSTRIES LTD.
	By:	/s/ Ari Bronshtein
	Name:	Ari Bronshtein
	Title:	Chief Executive Officer

	By:	/s/ Yaron Elad
	Name:	Yaron Elad
	Title:	Vice President & Chief Financial Officer

Elron Electronic Industries Ltd. Consolidated Financial Statements For the Year Ended December 31, 2011

Elron Electronic Industries Ltd.

Consolidated Financial Statements for the year ended December 31, 2011

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited Elron Electronic Industries Ltd.’s (the "Company") internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 and our report dated March 13, 2012 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 13, 2012	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated statements of financial position of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain associates, the investment in which, at equity, amounted to $ 50.5 million and $ 45.2 million as of December 31, 2011 and 2010, respectively, and the Company's equity in their earnings amounted to $ 2.2 million, $ 4.3 million and $ 5.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other the auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and  2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and with the provisions of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2012 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 13, 2012	A Member of Ernst & Young Global

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position as of

		December 31	December 31
		2011	2010
	Note	$ thousands

Current assets
Cash and cash equivalents	4	40,062	56,539
Restricted cash		16	365
Trade receivables	5	-	3,061
Other accounts receivable	6	25,318	4,324
Inventories	7	98	5,356

		65,494	69,645

Assets held for sale	8	3,155	17,211

Non-current assets
Investments in associates	3	111,405	109,369
Other investments (accounted as available for sale)	8	17,524	20,221
Other long-term receivables	10	5,308	28,218
Property, plant and equipment, net	11	246	2,079
Intangible assets, net	12	4,922	3,595

		139,405	163,482

Total assets		208,054	250,338

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position as of

		December 31	December 31
		2011	2010
	Note	$ thousands

Current liabilities
Short term credit and loans from banks and others	15	-	850
Trade payables	13	656	3,856
Other accounts payable	14	4,337	8,801
Current maturities of convertible debentures	15	-	1,275

		4,993	14,782

Long-term liabilities
Long term loans from banks and others	15	3,288	535
Convertible debentures	15	-	2,110
Royalty bearing government grants	16	954	8,385
Employee benefits		1	134
Other long term liabilities		-	153
Deferred taxes	21	5,010	4,746

		9,253	16,063

Equity attributable to the Company's shareholders	17
Issued capital		9,573	9,573
Share premium		190,378	190,378
Capital reserves		9,022	14,855
Accumulated Deficit		(35,600)	(18,885)

		173,373	195,921

Non-controlling interests		20,435	23,572

Total equity		193,808	219,493

Total liabilities and equity		208,054	250,338

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the consolidated financial statements: March 13, 2012

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Income

		For the	For the	For the
		year ended	year ended	year ended
		December 31	December 31	December 31
		2011	2010	2009
		$ thousands
	Note	(except for net income (loss) per share data)

Income
Income from sales		14,103	9,608	9,904
Gain from disposal of investee companies and changes in holdings, net	20.A	35,815	160,010	31,802
Financial income	20.F	1,504	2,739	1,413
		51,422	172,357	43,119

Expenses
Cost of sales	20.B	5,823	3,948	4,824
Research and development expenses, net	20.C	18,184	18,209	25,699
Selling and marketing expenses	20.D	5,672	6,551	8,985
General and administrative expenses	20.E	10,474	13,577	15,865
Equity in losses of associates, net	20.G	10,374	10,863	10,514
Amortization of intangible assets		313	1,484	1,416
Financial expenses	20.F	3,859	3,031	5,434
Other expenses, net	20.H	19,434	3,136	2,230
		74,133	60,799	74,967

Income (loss) before taxes on income		(22,711)	111,558	(31,848)
Taxes on income (tax benefit)	21	602	6,112	(2,453)

Net income (loss)		(23,313)	105,446	(29,395)

Attributable to:
The Company's shareholders		(17,021)	60,678	(14,304)
Non-controlling interests		(6,292)	44,768	(15,091)

		(23,313)	105,446	(29,395)

Net income (loss) per share attributable to the Company's shareholders (in $)	22

Basic net income (loss) per share		(0.63)	1.98	(0.48)

Diluted net income (loss) per share		(0.63)	1.98	(0.49)

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2011	2010	2009
	$ thousands

Net income (loss)	(23,313)	105,446	(29,395)

Other comprehensive income (loss) (net of tax):
Gain (loss) from available for sale financial assets	(7,542)	9,585	5,001
Available-for-sale financial assets classified to the statement of income	782	-	(84)
Foreign currency translation differences of foreign operations	1,904	(1,269)	(45)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	(1,200)	-	(4,330)
Actuarial gains (losses) on defined benefit plan	(81)	(57)	15
Group's share of other comprehensive income (loss) of companies accounted for under the equity method	(61)	(204)	455

Total other comprehensive income (loss)	(6,198)	8,055	1,012

Total comprehensive income (loss)	(29,511)	113,501	(28,383)

Attributable to:
Company's shareholders	(23,689)	69,100	(13,381)
Non-controlling interests	(5,822)	44,401	(15,002)

	(29,511)	113,501	(28,383)

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
			Capital reserve for transaction with controlling interests		Capital reserve for available for sale financial assets		Capital reserve from transactions with non- controlling interests	Capital reserve for available for sale Financial assets held for Sale

						Capital reservefrom translation differences
				Revaluation reserve from consolidation of subsidiaries					Accumulated deficit from share based payments
												Non- controlling interests
	Issued capital	Share Premium								Accumulated deficit			Total equity
											Total
	$ thousands

Balance at January 1, 2011	9,573	190,378	351	150	10,293	(228)	80	4,209	1,194	(20,079)	195,921	23,572	219,493

Total comprehensive income (loss)	-	-	-	-	(2,749)	199	-	(4,274)	-	(16,865)	(23,689)	(5,822)	(29,511)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	115	-	-	-	115	600	715
Expiration of share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	1,026	-	-	-	1,026	(1,026)	-
Share based payments	-	-	-	-	-	-	-	-	(19)	19	-	-	-
Reclassification of revaluation reserve in respect of acquisition of subsidiary achieved in stages	-	-	-	(150)	-	-	-	-	-	150	-	-	-
Increase in non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	-	-	469	469
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	1,378	1,378
Classification of non-current assets as held for sale (*)	-	-	-	-	(254)	-	-	254	-	-	-	-	-
Non-controlling interests created due to initially consolidated companies (**)	-	-	-	-	-	-	-	-	-	-	-	1,264	1,264

Balance at
December 31, 2011	9,573	190,378	351	-	7,290	(29)	1,221	189	1,175	(36,775)	173,373	20,435	193,808

 (*)           For additional information, see Note 9.
(**)          For additional information, see Notes 3.C.2.f and 3.C.2.h

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
			Capital reserve for transaction with controlling shareholders		Capital reserve for available for sale financial assets		Capital reserve from transactions with non- controlling interests	Capital reserve from classification of available for sale assets as held for Sale

						Capital reserve from translation differences
				Revaluation reserve from consolidation of subsidiaries					Accumulated deficit from share based payments
												Non- controlling interests
	Issued capital	Share Premium								Accumulated deficit			Total equity
											Total
	$ thousands
Balance at January 1, 2010	9,573	190,328	217	4,127	5,000	723	-	-	1,180	(84,679)	126,469	(4,376)	122,093

Total comprehensive income (loss)	-	-	-	-	9,502	(951)	-	-	-	60,549	69,100	44,401	113,501
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	1,039	1,039
Expiration of share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	80	-	-	-	80	(80)	-
Share based payments	-	-	-	-	-	-	-	-	88	-	88	-	88
Exercise of options into shares	-	50	-	-	-	-	-	-	(74)	74	50	-	50
Purchase of options from non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(255)	(255)
Reclassification of revaluation reserve in respect of acquisition of subsidiary achieved in stages	-	-	-	(3,977)	-	-	-	-	-	3,977	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	-	-	641	641
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(14,997)	(14,997)
Capital reserve from transaction with controlling interests (*)	-	-	134	-	-	-	-	-	-	-	134	-	134
Classification of non-current assets as held for sale (**)	-	-	-	-	(4,209)	-	-	4,209	-	-	-	-	-
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(2,801)	(2,801)

Balance at
December 31, 2010	9,573	190,378	351	150	10,293	(228)	80	4,209	1,194	(20,079)	195,921	23,572	219,493

(*)           For additional information, see Note 17.E.
(**)         For additional information, see Note 9.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
			Capital reservefrom transaction with controlling shareholders		Capital reserve for available for sale financial assets

						Capital reserve from translation differences
				Revaluation reserve from consolidation of subsidiaries			Accumulated deficit from share based payments
										Non- controlling interests
	Issued capital	Share Premium						Accumulated deficit			Total equity
									Total
	$ thousands

Balance at January 1, 2009	9,573	190,328	-	4,751	(211)	5,117	1,053	(71,105)	139,506	6,545	146,051

Total comprehensive income (loss)	-	-	-	-	5,211	(4,394)	-	(14,198)	(13,381)	(15,002)	(28,383)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	2,395	2,395
Share based payments	-	-	-	-	-	-	127	-	127	-	127
Reclassification of revaluation reserve in respect of acquisition of subsidiary achieved in stages	-	-	-	(624)	-	-	-	624	-	-	-
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	(1,625)	(1,625)
Increase in the non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	3,528	3,528
Transaction with non-controlling interests	-	-	217	-	-	-	-	-	217	(217)	-

Balance at
December 31, 2009	9,573	190,328	217	4,127	5,000	723	1,180	(84,679)	126,469	(4,376)	122,093

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2011	2010	2009
	$ thousands

Cash flows from operating activities
Net income (loss)	(23,313)	105,446	(29,395)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	1,334	2,412	2,958
Financial expenses (income), net	(186)	1,777	949
Stock based compensation and changes in liability in respect of options	1,009	1,131	2,398
Accrued interest on loans from shareholders	-	742	1,561
Gain from sale of investments in available for sale financial assets	(543)	(28)	(85)
Reevaluation of restricted cash	-	-	83
Loss from sale of property and equipment	1	66	64
Loss from impairment of investments and financial assets	15,720	1,780	1,853
Loss from impairment of intangible assets	-	2,421	-
Loss from write down of inventory	3,953	1,075	-
Change in fair value of convertible debentures	669	1,331	921
Gain from disposal of investee companies and changes in holdings, net	(35,815)	(160,010)	(31,802)
Equity in losses of associates, net	10,374	10,863	10,514
Taxes on income	602	6,112	-
Other	849	(2,637)	323
	(2,033)	(132,965)	(10,263)

Changes in Assets and Liabilities:
Increase in trade receivables	(699)	(977)	(1,103)
Decrease (increase) in other accounts receivable	2,058	(591)	62
Increase in inventories	(1,310)	(3,576)	(2,634)
Increase (decrease) in liabilities in respect of government grants	89	(1,282)	(589)
Increase in trade payables	217	371	307
Increase (decrease) in other accounts payable	(1,859)	651	(1,444)
	(1,504)	(5,404)	(5,401)

Cash paid and received during the year for:
Taxes received	-	770	-
Taxes paid	-	(1,734)	-
Interest paid	(468)	(2,708)	(1,542)
Interest received	654	931	593
	186	(2,741)	(949)

Net cash used in operating activities	(26,664)	(35,664)	(46,008)

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2011	2010	2009
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(958)	(1,267)	(1,293)
Investment in associates and other companies	(12,899)	(5,155)	(8,630)
Purchase of intangible assets	(9)	(216)	(172)
Proceeds from sale of property and equipment	27	78	105
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	13,139	107,395	(1,044)
Proceeds from sale of Starling's operation (see also Note 3.C.2.a)	8,201	-	-
Proceeds from sale of associates and other companies	286	5,062	66,290
Dividend received from associates	230	-	9,553
Proceeds from sale of available for sale assets	1,562	157	728
Acquisition of investments in subsidiaries less cash acquired	668	-	-
Investments in deposits	(26)	(285)	(430)
Proceeds from long term deposits	398	-	430

Net cash provided by investment activities	10,619	105,769	65,537

Cash flows from financing activities
Receipt of government grants	1,518	1,499	3,250
Repayment of government grants	(4,943)	(314)	(266)
Proceeds from exercise of options	-	50	-
Investment of non-controlling interests in subsidiaries	469	641	3,528
Award paid to CEO by controlling shareholders	-	134	-
Dividend paid to non-controlling interests	-	(14,997)	-
Purchase of options from non-controlling interests	-	(255)	-
Receipt of long-term loans from shareholders	-	-	9,000
Repayment of long-term loans from shareholders	-	(16,279)	-
Receipt of long-term loans from banks and others (*)	3,250	6,750	13,500
Repayment of other long-term loans and liabilities	(224)	(52,500)	(565)
Repayment of convertible debentures (**)	(3,877)	(1,150)	-
Short-term credit from banks and others, net	1,858	(264)	(593)
Net cash provided by (used in) financing activities	(1,949)	(76,685)	27,854
Exchange rate differences in respect of cash and cash equivalents	1,517	(1,628)	-
Increase (decrease) in cash and cash equivalents	(16,477)	(8,208)	47,383

Cash and cash equivalents as of beginning of the year	56,539	64,747	17,364

Cash and cash equivalents as of end of the year	40,062	56,539	64,747
(*)           In 2011- a loan received by RDC from Rafael, see also Note 3.C.2.d.
(**)         In 2011- includes prepayment, see also Note 3.C.2.a.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1- General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is a high technology operational holding company with holdings in private and public companies in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange and the Over-The-Counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv, Israel.

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.46% interest in the Company as of December 31, 2011.

DIC's parent company is IDB Development Corporation Ltd. ("IDB"), which is wholly-owned by IDB Holding Corporation Ltd. The control nucleus of Elron is comprised of Ganden Holdings Ltd., Manor Holdings B.A. Ltd. and Avraham Livnat Ltd., which have a voting agreement between their subsidiaries regarding their main holdings and join control of IDB Holding Corporation Ltd.  Mr. Nochi Dankner is the ultimate controlling shareholder, through Ganden Holdings Ltd.

Pursuant to the decision of the Company's Board of Directors from November 12, 2009, on January 6, 2010, the Company voluntarily delisted its ordinary shares from the NASDAQ Global Select Market. At this stage, the Company intends to terminate the registration of its ordinary shares under the Securities Exchange Act of 1934, as amended, as soon as possible under Security and Exchange Commission ("SEC") rules, thereby releasing Elron from its obligation to file reports with the SEC. Deregistration will be possible depending on the number of the Company's holders of record resident in the U.S., or the average daily trading volume ("ADTV") of the Company's shares in the U.S. out of the worldwide ADTV of the Company's shares. The Company cannot project when and if such deregistration will take place.

As a result, in the preparation of its financial statements as of December 31, 2009, the Company is now required to comply with reporting requirements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") instead of generally accepted accounting principles in the United States ("U.S. GAAP"). Elron's consolidated financial statements for the year ended December 31, 2009 were the Company's initial annual financial statements prepared in conformity with IFRS. Accordingly, January 1, 2008 was the Company's date of transition to IFRS.

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

As aforementioned, Elron's ordinary shares continue to be registered in the U.S. under SEC rules, and as such, in addition to the reporting requirements under Chapter F of the Israel Securities Law as aforementioned, the Company continues to comply with reporting requirements in accordance with U.S. applicable securities laws and regulations, as long as those apply to Elron.

These financial statements were approved by the Company's Board of Directors on March 13, 2012.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1- General (Cont.)

                            Definitions

In these financial statements:

IFRS - Standards and interpretations that were issued by the International Accounting Standards Board (IASB) and which include International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) along with the interpretations to these standards of the International Financial Reporting Interpretations Committee (IFRIC) and interpretations of the Standing Interpretations Committee (SIC), respectively.

Group companies/the Group - Elron and companies in which the Company has invested and in whose management the Company is involved, including through the appointment of directors.

Investee companies - Consolidated companies, associates and other investments held by the Company.

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

RDC - RDC Rafael Development Corporation Ltd.

Related parties - As defined in IAS 24 (Revised) with respect to "Related Parties".

Principal shareholders/Controlling shareholders - As defined in the Israel Securities Regulations (Preparation of Annual Financial Statements), 2010.

Dollar - The US dollar.

CPI - The Israeli Consumer Price Index, as published by the Israeli Central Bureau of Statistics.

Government- Government of the state of Israel.

Note 2- Significant Accounting Policies

A.	Basis of presentation of the financial statements

1.	Measurement basis

The Company's consolidated financial statements have been prepared on a cost basis, except for the following: derivative financial instruments, available for sale financial instruments, non-current assets held for sale, investments in associates accounted for using the equity method of accounting, deferred tax assets and deferred tax liabilities, convertible debentures designated at fair value through profit or loss, employee benefit liabilities, employee call options over shares of investee companies and government grant liabilities.

See below for additional information regarding the measurement of these assets and liabilities.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

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

4.	Changes in accounting policies in view of the adoption of new standards

IFRS 7 - Financial Instruments: Disclosure

The amendment to IFRS 7 ("the Amendment") clarifies the Standard's disclosure requirements. In this context, emphasis is placed on the interaction between the quantitative disclosures and the qualitative disclosures and the nature and extent of risks arising from financial instruments. The Amendment also reduces the disclosure requirements for collateral held by the Company and revises the disclosure requirements for credit risk. The amendment is adopted commencing on January 1, 2011.

The amendment did not have a material effect on the Company's financial statements.

IAS 24 - Related Party Disclosures

The amendment to IAS 24 clarifies the definition of a related party in order to simplify the identification of the relationship with a related party and to avoid inconsistent adoption of this definition. In addition, government related companies are awarded partial alleviations by the amendment in providing disclosure for transactions with the government and other government related companies. The amendment is adopted retrospectively commencing on January 1, 2011.

The amendment did not have a material effect on the Company's financial statements.

IAS 32 - Financial Instruments: Presentation - Classification of Rights Issues

The amendment to IAS 32 determines that rights, options or warrants to acquire a fixed number of the Company's equity instruments, for a fixed amount of any currency, are classified as equity instruments if the Company offers the rights, options or warrants pro rata to all of its existing owners of the same class of its non-derivative equity instruments. The amendment is adopted retrospectively commencing on January 1, 2011.

The amendment did not have a material effect on the Company's financial statements.

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Group's consolidated financial statements in conformity with IFRS requires the managements of the Company and the investee companies to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosure of contingent liabilities. It is clarified that the actual results may differ from these estimates.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

The preparation of accounting estimates used in the preparation of the Company's consolidated financial statements requires the managements of the Company and the investee companies to make assumptions regarding circumstances and events that involve considerable uncertainty. The managements prepare the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

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

Impairment of non-financial assets

The Company examines at each reporting date whether there have been any events or changes in circumstances which would indicate impairment of one or more of the non-financial assets. When indications of impairment exist, the Company examines whether the carrying amount of the assets can be recovered from the discounted cash flows anticipated to be derived from the asset, and if necessary, it records an impairment provision necessary to record the assets at the amount of the recoverable value. The cash flows are discounted using a discount rate before taxes that reflects current market assessments of the time value of money and the risks specific to the asset. The estimates regarding cash flows are based on past experience with respect to this asset or similar assets, and on the best possible assessments of the Group regarding the economic conditions that will exist during the remaining useful life of the asset, considering the market status at the area in which the asset is located. At times, these assessments are made by independent valuation experts.

Valuation of intangible assets

The Company is required to allocate the purchase price of investee companies (other than in the acquisition of non-controlling interests that do not confer control) to the assets and liabilities of such investee companies on the basis of their estimated fair value. At times, the Company contracts independent valuation experts to assist in determining the fair value of such assets and liabilities. Such valuations require management to make significant estimates and assumptions. The material intangible assets that were recognized with the assistance of evaluators include customer relations, technology, and in process research and development. Critical estimates that were used to estimate the useful life of such intangible assets include, inter alia, the estimated life of the customer relations and of the other intangible assets as well as anticipated market developments. Management's estimates regarding the fair value and useful life are based on assumptions considered reasonable by management, but are uncertain, and therefore the actual results may be different than anticipated by management.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

Deferred tax assets

Deferred tax assets are recognized for unused carryforward tax losses and temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. As of December 31, 2011 and 2010, the Group recognized a deferred tax liability as stated in Note 21.F.

Determining the fair value of unquoted financial assets and non-controlling interests

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy of IFRS 7 and of non-controlling interests in a business combination is determined using valuation techniques including an option-pricing model. The model's assumptions consist of the price of the underline asset, which is the value of the estimated company's equity, exercise price, expected volatility, expected life, expected dividend and risk-free interest rate. The price of the underline asset is determined based upon recent financing rounds, if any, or based upon projected future cash flows discounted at current discount rates applicable for items with similar terms and risk characteristics. The projected future cash flows and discount rates are subject to uncertainty and include consideration of inputs such as liquidity risk, credit risk and volatility. Further details are given in Notes 3 and 8.

Impairment of available-for-sale financial assets

The Group assesses at each reporting date whether there is objective evidence that the value of the asset is impaired and an impairment loss is incurred. In testing impairment, as above, the Group has made judgments as to indications that support objective evidence of impairment of fair values, including a significant or prolonged decline in the fair value. See also Note 2.M.3.

Fair value of contingent consideration upon occurrence of certain events

Contingent consideration from sale of a business which is expected to be received upon occurrence of certain future events is initially recorded at fair value. Such fair value requires assumptions with respect to the occurrence and timing of future events and respective inflows, which may not be within the control of the Company. In the rare circumstances in which the fair value cannot be reliably determined due to significant variability in the range of reasonable fair value estimates for the contingent consideration, and since the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, the Company does not recognize the respective gain of this consideration, until sufficient information is obtainable, if at all.

C.	The operating cycle

The Company's operating cycle is 12 months.

D.	Basis of consolidation

Commencing January 1, 2010, the date of the first-time adoption of IFRS 3 (Revised) and IAS 27 (2008), the Group has changed its accounting policy for business combinations and transactions with non-controlling interests.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The effect of potential voting rights that are exercisable at the reporting date is considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

Significant intercompany balances and transactions and gains or losses resulting from intercompany transactions are eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The accounting policy in the financial statements of the subsidiaries was applied consistently and uniformly with the policy applied in the financial statements of the Company.

The non-controlling interest in respect of subsidiaries represents the non-controlling shareholders' share of the total comprehensive income or losses of the subsidiaries and the net assets based on their fair values on the acquisition date of the subsidiaries. Up to December 31, 2009, the non-controlling interest in subsidiaries having a deficit in the shareholders' equity takes into account the losses of the subsidiaries up to the amount of the loans and liabilities (including the interest accrued in respect thereof) as well as commitments for granting loans. Commencing from January 1, 2010, if the non-controlling interest does not have commitments for granting loans, losses are attributed to non-controlling interests based on the relative share of the non-controlling interests in the consolidated company, even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. Losses accrued through December 31, 2009, were not reallocated between the equity holders of the Company and the non-controlling interests. The non-controlling interest is presented as part of the Company's shareholders' equity in a separate amount.

Commencing from January 1, 2010, a transaction with non-controlling interests, whether a sale or an acquisition, is accounted for as an equity transaction. As such, further acquisitions of non-controlling interests by the Company are recognized directly in equity (capital reserves in respect of transaction with non-controlling interests). Any difference between the amount of the adjustment to non-controlling interest (reflecting the change in relative interest in the subsidiary) and the consideration paid or received by the parent on the change in holding is recognized directly as an increase in equity. When this difference is negative, it presents a decrease in equity (capital reserves in respect of transaction with non-controlling interests). In disposal of equity interests while control is retained, an increase / a decrease in equity (capital reserve from transactions with non-controlling interests) is recognized for the amount of the difference between the consideration received by the Company and the carrying amount of the non-controlling interests in the subsidiary which has been added to the Company's equity, taking into consideration realization of goodwill attributed to the subsidiary, if any, comprehensive income and capital reserves from translation differences, in accordance with the decrease in holdings in the subsidiary. Until December 31, 2009, additional goodwill was recognized in respect of the acquisition of non-controlling interests and the effect of the sale of non-controlling interests was recorded in profit or loss.

Starting from January 1, 2010, in a business combination achieved in stages, equity rights in the acquiree that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date fair value and included in the acquisition consideration by recognizing the gain or loss resulting from the fair value measurement, including amounts whose recognition in other comprehensive income was deferred.

For every business combination the Company examines weather to measure non-controlling interests and goodwill on the basis of full fair value or according to the proportionate part acquired of the fair value of the identifiable assets, net on the date of acquisition.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

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

In business combinations achieved in stages that occurred until December 31, 2009, all identifiable assets, liabilities and contingent liabilities of the acquired entity were re-measured at fair value on the date of gaining control and initial consolidation. Any difference arising from such re-measurement on the date of gaining control was included in a capital reserve account. Such capital reserve account created in respect of amortizable assets was re-classified to retained earnings in direct relation with the related asset amortization, or when the item or investment was realized in all or in part. Such capital reserve account created in respect of inventories and financial instruments was recognized in the statement of  income on the same basis.

When the Group loses control over a company starting from January 1, 2010, it measures and recognizes its remaining investment at fair value. Any difference between the carrying amount of the former company under common control as of the date on which common control ceases and the fair value of any remaining investment and any consideration from disposal is recognized in profit or loss. If the remaining investment is subject to significant influence, it is treated as an investment in an associate.

E.	Functional currency and foreign currency

1.	Functional currency and presentation currency

The consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand, unless stated otherwise.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Group entity. The functional currency of the main investee companies is the U.S. dollar. The functional currency of Starling Advanced Communications Ltd., ("Starling"), a subsidiary, is the NIS.

When a Group entity's functional currency differs from the Company's functional currency, that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)
Assets and liabilities for each reporting date presented (including comparative data) are translated at the closing rate at each reporting date. Goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated at the closing rate at each reporting date.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

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

e)	All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity in a foreign currency translation reserve.

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

Monetary assets and liabilities linked to the changes in the CPI are adjusted at the relevant index at each reporting date according to the terms of the agreement. Linkage differences arising from the adjustment, as above, are recognized in the statement of income.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

F.	Financial instruments

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

A financial asset is eliminated when the Group's contractual rights to the cash flows deriving from the financial asset expire.

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

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Upon initial recognition, attributable transaction costs are recognized in profit or loss. These financial assets are measured at fair value, and the changes therein are recognized in profit or loss.

As of December 31, 2011 and 2010, the Group did not have such assets.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

Available for sale financial assets

Available-for-sale financial investments include equity and debt securities. Equity investments classified as available-for sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss, nor treated according to the equity method of accounting. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. After initial measurement, available-for-sale financial investments are subsequently measured at fair value and changes therein are recognized directly in other comprehensive income and presented within equity in an available for sale reserve, except in the case of impairment. When an investment is derecognized or in the case of impairment, the cumulative gain or loss in the available-for-sale reserve is transferred to profit or loss, under gain from disposal of investee companies and changes in holding, other income, or other expenses, as relevant (see also Note 2.M.3 below).

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

Financial liabilities, other than financial liabilities designated at fair value through profit or loss, are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Amortization of liabilities using the effective interest method is recognized in profit or loss under financial expenses. Financial liabilities designated at fair value through profit or loss, including derivatives, are measured at fair value at every reporting date, and changes in value are recognized in the statement of income. The Company designated convertible debentures issued by a subsidiary as belonging to this group, until the date they were fully prepaid in 2011 (see Note 15(6)).

Offset between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Fair value

The fair value of financial assets measured at fair value through profit or loss and of available-for-sale financial assets is determined with reference to their quoted closing bid price as of the reporting date, and in the absence of such a quoted price, by other appropriate valuation methods. (see Note 2.B).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

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

Cost of inventories is determined as follows:

Raw materials	-	At cost of purchase using the "first-in, first-out" method.

Work in progress	-	On the basis of average cost including materials, labor and other direct and indirect production expenses.

Finished goods	-	On the basis of average cost including materials, labor and other direct and indirect production expenses.

J.	Associates accounted for using the equity method of accounting

Associates are those entities in which the Company has significant influence or the ability to significantly influence the financial and operating policies, but control as defined in IAS 27 (2008) was not achieved. In assessing whether or not the Company has significant influence over an entity, the Company takes into consideration ownership of potential voting rights that are immediately exercisable, directly or through subsidiaries, and their impact. Associates are accounted for using the equity method of accounting. The Company's consolidated financial statements include the Group's share of the income and expenses of equity accounted investees, after adjustments required to align the accounting policies with those of the Group for uniform accounting policies, from the date that significant influence commences until the date that significant influence ceases. In addition, the financial statements of the Company and of the associates are prepared as of the same dates and periods.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

When the Group's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee, or has granted it loans or guarantees.

In circumstances where the Company's ownership in an associate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular associate's security or loan held by the Company that grants it the preferred rights, and to which the equity method is being applied.

Excess cost of associates is presented as part of the investment. Goodwill relating to the acquisition of an associate is initially measured as the excess cost of an investment in an associate over the Company's interest in the fair value of the group company's identifiable assets (including identifiable intangible assets) net of the fair value of its identifiable liabilities (after the allocation of taxes). Excess cost allocated in an associate to identifiable assets and identifiable liabilities having a finite useful life is amortized according to the said useful life. Goodwill is not systematically amortized, and is examined as part of the overall investment, in the framework of the examination performed by the Company in order to identify the possible need for impairment of the value of the investment.

The Company determines at each reporting period whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the income statement.

The Group's share of the operating results of the associate is shown in the statement of comprehensive income as Group's share of earnings (losses) of associates, and other comprehensive income (loss) net of the associate attributable to the Group is presented in other comprehensive income (loss) in the relevant item in equity. Profits and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

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

Upon an increase in the equity interest in an associate while retaining significant influence in the associate, the Company applies the purchase method in respect of the interest acquired while the previous carrying amount of investment in the associate remains unchanged.

K.	Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation, less accumulated impairment losses, if any, and excluding day-to-day servicing expenses.

The cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor as well as any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost of purchased software that is integral to the functioning of the related equipment is capitalized to the cost of that equipment.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

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

Amortization of the asset begins when development is complete and the asset is available for use. As for the testing of impairment, see Note 2.M.4 below.

Development costs recognized as an intangible asset are measured at cost less accumulated amortization and less accumulated impairment losses, if any.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

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

d.
The amortization period of intangible assets having a finite useful life is determined according to the expected future economic benefits from the assets in each period, on the basis of estimated useful life of each group of assets. As for the testing of impairment, see Note 2.M.4 below.

A summary of the policies applied to the Group's intangible assets is as follows:

	Technology and development in process *	Agreement with Rafael**	Other***
Useful lives	Not yet determined	Indefinite	Finite
Amortization period	****	Not amortized	Mainly 3 years
Internally generated or acquired	Acquired	Acquired	Acquired

* Mainly technology and development in process acquired in business combinations.
** As a result of the agreement with Rafael Advanced Defense Systems Ltd. ("Rafael") - see Note 3.C.2.d).
*** Mainly  software, sold with Starling's operation, see Note 3.C.2.a).
**** Amortization of development in process begins when sales are generated from the  technology developed. The amortization period is set to reflect the future useful life, such as the estimated period in which future sales expected to be generated from the said technology developed.

The estimates regarding the amortization method and useful life of intangible assets having a finite useful life are reviewed at least at each year-end. Changes in these assessments are accounted for as prospective change in accounting estimate. The amortization charge is recognized in the statement of income.

Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired (see also Note 2.M). The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

M.	Impairment

1.	Financial assets

The Company assesses at each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired, as follows:

2.	Financial assets carried at amortized cost

There is objective evidence of impairment of debt instruments and loans and receivables measured at amortized cost as a result of one or more events that has occurred after initial recognition that has an impact on the estimated future cash flows.

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

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment for impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate (in regards with impairment of Enablence's debentures held by the Company, see Note 8.C).

Losses are recognized in the statement of income and are presented as a provision for loss against receivables. Interest income on the impaired asset is recognized using the interest rate that was used to discount the future cash flows for the purpose of measuring the impairment loss.

If, in a subsequent period, the amount of the impairment loss increases or decreases, and the change can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. The amount of the reversal is credited to the statement of income under financial expenses or other expenses, net, as applicable, up to the amount of the previously recognized impairment loss.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

3.	Available for sale financial assets

For equity instruments classified as available-for-sale financial assets, the objective evidence includes a significant or prolonged decline in the fair value of the asset below its cost. The examination of a significant or prolonged impairment depends on the circumstances at each reporting period. The examination considers the difference between the fair value of the asset and its acquisition cost, the duration of the decline in the fair value below its acquisition cost, changes in the fair value of the asset subsequent to the reporting date, changes in the technological, economic or legal environment or in the market environment in which the issuer of the instrument operates, material events that occurred with respect to the asset and the financial results of the investee until the reporting date and subsequently.

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

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (less depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The impairment loss of an asset presented at cost is carried to profit or loss.

The following criteria are applied in assessing impairment of associate:

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

If there is objective evidence, as above, the amount of the loss is calculated as the difference between the recoverable amount of the investment in the associate and its carrying amount. The recoverable amount is the higher of value in use and fair value based on the estimated net cash flows to be generated by the associate. Impairment loss, as above, is not allocated specifically to goodwill that forms part of the investment and, accordingly, any reversal of that impairment loss is recognized in future periods to the extent that the recoverable amount of the investment subsequently increases. The loss, or its reversal, is recognized in the statement of income under line item other expenses, net.

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

Note 2 – Significant Accounting Policies (Cont.)

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

The Group makes deposits in respect of its liabilities to pay compensation to certain of its employees in pension funds and insurance companies ("the plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group's own creditors and cannot be returned directly to the Group.

The liability for employee benefits presented in the statement of financial position presents the present value of the defined benefit obligation less the fair value of the plan assets, less past service costs and any unrecognized actuarial gains and losses. Actuarial gains and losses are recognized directly in other comprehensive income (loss) in the period in which they occur.

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

Options granted to employees for the purchase of shares of investee companies are measured in every reporting period at fair value in accordance with the Black and Scholes model. The fair value of the options is recognized as a liability. Any changes in this liability is recognized as an expense under line item general and administrative expenses in profit or loss.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

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

Note 2 – Significant Accounting Policies (Cont.)

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

Financial expenses comprise interest expenses on borrowings, increase in the fair value of financial liabilities recognized at fair value through the statement of income, changes in the time value of a liability in respect of government grants and exchange rate losses. Borrowing costs are recognized in the statement of income using the effective interest method. Exchange rate gains and losses are reported on a net basis.

V.	Taxes on income

Taxes on income in the statement of income comprise current and deferred taxes. The tax results in respect of current or deferred taxes are carried to the statement of income except to the extent that the tax arises from items which are recognized directly in equity. In such cases, the tax effect is also carried to the relevant item in equity.

1.	Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

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

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Simultaneously, temporary differences (such as carryforward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in line item taxes on income.

Taxes that would apply in the event of the sale of investments in investee companies have not been taken into account in computing the deferred taxes, as long as the sale of the investments in investee companies is not expected in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investee companies as dividend have not been taken into account in computing the deferred taxes, since the distribution of dividend does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividend that triggers an additional tax liability.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

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

Starting January 1, 2009, Government grants from the Office of the Chief Scientist in Israel for supporting research and development activities that contain a liability to pay royalties to the State depending on future sales from development are recognized upon receipt as a liability, pursuant to IAS 39 Financial instruments: Recognition and Measurement, if future economic benefits are expected from the research activity that will result in royalties-bearing sales. When royalty payments in respect of the grant bear no market interest, the liability is measured at fair value discounted at market interest upon receipt of the grant. The difference between the amount of the grant received and the fair value of the liability will be accounted for as a Government grant with a corresponding decrease in research and development expenses. Amounts paid as royalties are recognized as settlement of the liability. When no economic benefits are probable, the receipts from the grant are deducted from the relevant research and development expenses. In such event, the royalty liability is accounted for as a contingent liability pursuant to IAS 37, until such liability is recognized upon fulfillment of the above expectation.

At each reporting date, the Company evaluates whether there is reasonable assurance that the liability, in whole or in part, will not be settled (since the Company will not be required to pay royalties) based on the best estimate of future sales, and if so, the appropriate liability is derecognized with a corresponding reduction of research and development expenses. If the estimate of future sales indicates that there is no such reasonable assurance, the appropriate liability reflecting the anticipated royalty payments is recognized with a corresponding charge to research and development expenses.

Up until December 31, 2008, Government grants from the Office of the Chief Scientist in Israel for supporting research and development activities that contain a liability to pay royalties to the State depending on future sales from development, were recognized upon receipt and in subsequent periods as a liability and a loan received from the government bearing no interest or interest lower than market interest rate as long as there were expected future economic benefits from the research activity that lead to sales entitling the State to royalties. Amounts paid as royalties were recognized as settlement of the liability. The difference between the amount of the loan received and the fair value was accounted for as a Government grant in accordance with the provisions of IAS 20 (i.e., recognized as income in direct relation to expenses attributable to the approved grant) When no economic benefits were probable, the receipts from the grant were deducted from the relevant research and development expenses in the statement of income in accordance with the provisions of IAS 20 (i.e., recognized as income in direct relation to expenses attributable to the grant). In such a case, the liability to pay royalties was accounted for as a contingent liability pursuant to IAS 37 until such liability was recognized.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

X.	Earnings (loss) per share

Earnings (losses) per share are calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted number of Ordinary shares outstanding during the period. Basic earnings (loss) per share only include shares that were actually outstanding during the period. Potential ordinary shares (convertible securities such as employee options) are only included in the computation of diluted earnings (loss) per share when their conversion reduces the earnings per share or increases loss per share. Further, potential ordinary shares that are converted during the period are included in diluted earnings (loss) per share only until the conversion date and from that date in basic earnings (loss) per share. The Company's share of earnings (loss) of investee companies is included based on the earnings (loss) per share of the investee companies multiplied by the number of shares held by the Company.

Y.	Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Group includes any difference between the fair value and the consideration from the transaction in its equity.

Z.	Presentation of financial statements

The Company has elected to present comprehensive income using two statements: a statement of income and a statement of comprehensive income, which presents net income (loss) brought forward from the statement of income as well as all the items recognized in other comprehensive income.

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

The Company presents the changes between the opening and the closing balances of each component of other comprehensive income in the notes accompanying the annual financial statements, see Note 17.F

AA.	Significant Evaluations of assets for Disclosure or attachment

The Company is reviewing the significance of the evaluations of assets and obligations, for the purposes of disclosing them or attaching them in the annual and interim financial statements, in accordance with Regulation 8b of the Securities Regulations (Periodic and Intermediate Reports), 1970 and according to the legal position number 105-23: parameters for fundamental valuations, as published by the Israeli Security Authority in December 2010 (the “ISA’s Position”). In general, a valuation shall be deemed very significant if the subject of the valuation represents 10% or more of the Company’s entire assets in the statement of financial position as of the last day of the reporting period, or if the impact of the change of the value as a result of the valuation on the net income or the net income attributed to the shareholders of the Company, as may be applicable, exceeds 10% of the net income or the net income attributed to the shareholders of the Company, respectively, during the reporting period (the “Outcome Test”). Valuations which are not considered very significant will be deemed significant if any of the above quantitative tests exceeds 5%. The implementation of the Outcome Test to the significance of the valuation during the interim period will  be made in relation to the net income or comprehensive income attributable to the shareholders of the Company as expected for the current year in its entirety.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

If the net income or the comprehensive income cannot be reliably estimated for the current year in its entirety, then the Outcome Test shall be implemented in relation to net income or comprehensive income, as applicable, for the period of the four previous quarters from the date of the statement of financial position. When valuation fulfills the Outcome Test and is qualified as “very significant” (”Valuation which Fulfills the Outcome Test”), the Company examines weather, based upon qualitative considerations, there is room to determine that it is not very significant and therefore should not be attached to the financial statements. In accordance with the ISA's Position, , the Company applies an additional test, the “Representative Profit”  test representing an accepted measurement tool for examining the results of holding companies of the Company's category. Representative Profit measurement assists the Company in examining significance and negligibility also in other contexts According to the additional aforementioned test, in the absence of other special qualitative considerations,  a valuation will not be deemed to be very significant and shall not be attached to the financial statements if the impact of the change in the value of said valuation attributable to the shareholders of the Company is less than 10% of the “Yearly Representative income attributable to the shareholders of the Company (i.e., profit for four quarters, calculated on the basis of average absolute values of the quarterly profit / loss attributable to shareholders of the Company for each of the 12 previous quarters). In addition, in the absence of special qualitative considerations, a  valuation which Fulfills the Outcome Test shall not be attached to the financial statements, if the impact of the relevant valuation issue on the  net income or comprehensive income (attributed to the shareholders of the Company), as applicable, as included in the financial statements of the current year, less than 10% of the net income or comprehensive income (attributed shareholders of the Company) for the previous reporting period, and is not expected to exceed 10% of the expected net income or comprehensive income (attributed to shareholders of the Company) of the next reporting year. In cases where the result of applying these tests, a valuation which Fulfills the Outcome Test is not attached, disclosure is provided in the board of directors’ report as required by the ISA's Position.

Qualitative considerations may lead to the attaching of the valuations, even if quantitatively, it does not fulfill the definition of “very significant”.

AB.	Disclosure of new IFRS standards in the period prior to their adoption

IFRS 7 - Financial Instruments: Disclosures

The amendment to IFRS 7 ("The Amendment") states new and extensive disclosure requirements for derecognizing financial assets and disclosure requirements regarding irregular transfers made near the reporting date. The objective of the amendment is to assist the users of the financial statements to assess the risk exposures arising from transfers of financial assets and the effect of these risks on the Company's financial position. The amendment is designed to enhance the reporting transparency of transactions involving transfers, specifically transactions for the securitization of financial assets. The amendment will be adopted prospectively starting from the financial statements for periods commencing on January 1, 2012. Early adoption is permitted.

The necessary disclosures will be included in the Company's financial statements, once applicable.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

IFRS 9 - Financial Instruments

a.
In November 2009, the IASB issued the first part of Phase I of IFRS 9, "Financial Instruments", as part of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, upon initial recognition, all the financial assets (including hybrid contracts with financial asset hosts) will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

-	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Notwithstanding the aforesaid, upon initial recognition, the Company may designate a debt instrument that meets both of the abovementioned conditions as measured at fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency ("accounting mismatch") that would have otherwise arisen.

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

If the equity instruments are held for trading, they must be measured at fair value through profit or loss. This election is final and irrevocable. However, when an entity changes its business model for managing financial assets, it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The Standard will be effective starting January 1, 2015. First-time adoption will be done retrospectively by giving necessary disclosure or restating comparative data, subject to the exemptions provided by the Standard. The Group has elected to early adopt IFRS 9 commencing from the first quarter of 2012.

b.
In October 2010, the IASB issued certain amendments to IFRS 9 regarding derecognition and financial liabilities. According to the provisions of these amendments, the provisions of IAS 39 will continue to apply to derecognition and financial liabilities for which the fair value option had not been chosen (designated at fair value through profit or loss). Namely, the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

The adjustments arising from these amendments affect the measurement of a liability for which the fair value option had been chosen. Pursuant to the amendments, the amount of the adjustment to the liability's fair value - attributed to changes in credit risk - will be carried to other comprehensive income. All other fair value adjustments will be carried to the statement of income. If carrying the fair value adjustment of the liability arising from changes in the credit risk to other comprehensive income creates an accounting mismatch in the income statement, then that adjustment also will be carried to the income statement rather than to other comprehensive income.

Furthermore, according to the amendments, derivative liabilities in respect of certain unquoted equity instruments can no longer be measured at cost but rather only at fair value.

The amendments are effective commencing January 1, 2015. Earlier application is permitted provided that the Company also adopts the provisions of IFRS 9 regarding the classification and measurement of financial assets (the asset stage). First-time adoption of these amendments will be done retrospectively by giving necessary disclosure or restating comparative data, subject to the exemptions provided by the amendments.

c.
In December 2011, the Company's Board of Directors resolved to early adopt IFRS 9 (2009), without early adoption of the amendments. The early adoption will apply to the Company's financial statements for the period commencing January 1, 2012 and subsequently. The Company decided to designate its investment in Enablence Technologies Inc. ("Enablence") shares and additional immaterial investments as permitted pursuant to the provisions of the Standard, such that changes in the fair value of these investments will be presented in the Company's aforementioned financial statements in other comprehensive income. Furthermore, it was resolved to designate investments in certain financial instruments, as permitted by the provisions of the Standard, such that changes in the fair value of these instruments will be presented in the Company's aforementioned financial statements in profit or loss.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

Presented hereunder are the effects of these changes on the equity of the Company upon early adoption of IFRS 9:

	December 31, 2011
	Attributable to the Company’s shareholders
	Accumulated deficit	Capital reserve for available for sale financial assets	Capital reserve for financial assets through other comprehensive income	Issued capital, share premium and other capital reserves	Total	Non- controlling interests	Total
	$ thousands
Balance before impact of the change in accounting policy	(35,600)	7,479	-	201,494	173,373	20,435	193,808

Impact of the change in accounting policy:
Investment in bonds which was accounted for as available for sale financial asset and now measured at amortized cost	-	236	-	-	236	39	275
Investment in equity instruments which was accounted for as available for sale financial asset and now measured in fair value through profit and loss	7,853	(7,853)	-	-	-	-	-
Investment in equity instruments which was accounted for as available for sale financial asset and now designated to fair value through other comprehensive income	9,874	138	(10,012)	-	-	-	-

Balance after impact of the change in accounting policy	(14,973)	-	(10,012)	201,494	173,609	20,474	194,083

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

	December 31, 2010
	Attributable to the Company’s shareholders
	Accumulated deficit	Capital reserve for available for sale financial assets	Capital reserve for financial assets through other comprehensive income	Issued capital, share premium and other capital reserves	Total	Non- controlling interests	Total
	$ thousands
Balance before impact of the change in accounting policy	(18,885)	14,502	-	200,304	195,921	23,572	219,493

Impact of the change in accounting policy:
Investment in bonds which was accounted for as available for sale financial asset and now measured at amortized cost	-	(20)	-	-	(20)	(3)	(23)
Investment in equity instruments which was accounted for as available for sale financial asset and now measured in fair value through profit and loss	9,124	(9,124)	-	-	-	-	-
Investment in equity instruments which was accounted for as available for sale financial asset and now designated to fair value through other comprehensive income	-	(3,720)	3,720	-	-	-	-

Balance after impact of the change in accounting policy	(9,761)	1,638	3,720	200,304	195,901	23,569	219,470

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

	December 31, 2009
	Attributable to the Company’s shareholders
	Accumulated deficit	Capital reserve for available for sale financial assets	Capital reserve for financial assets through other comprehensive income	Issued capital, share premium and other capital reserves	Total	Non- controlling interests	Total
	$ thousands
Balance before impact of the change in accounting policy	(83,499)	5,000	-	204,968	126,469	(4,376)	122,093

Impact of the change in accounting policy:
Investment in bonds which was accounted for as available for sale financial asset and now measured at amortized cost	-	(13)	-	-	(13)	(2)	(15)
Investment in equity instruments which was accounted for as available for sale financial asset and now measured in fair value through profit and loss	3,469	(3,469)	-	-	-	-	-
Investment in equity instruments which was accounted for as available for sale financial asset and now designated to fair value through other comprehensive income	-	(122)	122	-	-	-	-

Balance after impact of the change in accounting policy	(80,030)	1,396	122	204,968	126,456	(4,378)	122,078

Presented hereunder are the expected effects of these changes on reported income (loss):

	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009
	$ thousands
Net income (loss) for the year attributable to shareholders of the Company as previously reported	(17,021)	60,678	(14,304)
Impact of the change in accounting policy	8,604	5,655	3,469
Net income (loss) for the year attributable to shareholders of the Company after impact of the change in accounting policy	(8,417)	66,333	(10,835)

Net income (loss) for the year attributable to non- controlling interests as previously reported	(6,292)	44,768	(15,091)
Impact of the change in accounting policy	-	-	-
Net income (loss) for the year attributable to non- controlling interests after impact of the change in accounting policy	(6,292)	44,768	(15,091)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

Presented hereunder are the expected effects of these changes on reported comprehensive income (loss):

	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009
	$ thousands
Comprehensive income (loss) for the year attributable to shareholders of the Company as previously reported	(23,689)	69,100	(13,381)
Impact of the change in accounting policy	256	(7)	(13)
Comprehensive income (loss) for the year attributable to shareholders of the Company after impact of the change in accounting policy	(23,433)	69,093	(13,394)

Comprehensive income (loss) for the year attributable to non- controlling interests as previously reported	(5,822)	44,401	(15,002)
Impact of the change in accounting policy	42	(1)	(2)
Comprehensive income (loss) for the year attributable to non- controlling interests after impact of the change in accounting policy	(5,780)	44,400	(15,004)

A suite of new accounting standards regarding consolidation of financial statements and other issues

In May 2011 the IASB issued a new suite of new accounting standards regarding consolidation of financial statements and related issues. The new suite of standards replaces existing standards regarding consolidation of financial statements and joint arrangements and includes a number of changes with respect to investments in associates. The Company is evaluating the standards' adoption's expected effects on the financial statements.

Presented hereunder is a summary of the new standards that were issued:

1.
IFRS 10 Consolidated Financial Statements ("IFRS 10") - IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation – Special Purpose Entities with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements (IAS 27R (Revised 2011), Separate Financial Statements). IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it, (this model is implemented with respect to all investees, including investees that currently fall into the requirements of SIC 12). According to the model, an investor controls an investee when it is (1) exposed, or has rights, to variable returns from its involvement with that investee, (2) has the ability to affect those returns through its power over that investee and (3) there is a link between the investor's power and the return. In addition, IFRS 10 states that 'De facto' power should be considered when assessing control. This means that the existence of De facto control could require consolidation. When assessing control, all substantive potential voting rights will be taken into account. The structure, reasons for existence and conditions of potential voting rights should be considered. IFRS 10 is applicable retrospectively for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is early adopted, meaning also the two additional standards that were issued– IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Involvement with Other Entities.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

2.
IFRS 11 Joint Arrangements ("IFRS 11") - IFRS 11 replaces the requirements of IAS 31 Interests in Joint Ventures and amends part of the requirements in IAS 28 Investments in Associates. IFRS 11 is applicable retrospectively for annual periods beginning on or after January 1, 2013, but there are specific requirements for retrospective implementation in certain cases. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10 consolidated financial statements and IFRS 12 disclosure of involvement with other entities.

3.
IAS 28R, Investments in Associates and Joint Ventures ("IAS 28R") - IAS 28R replaces the requirements of IAS 28 Investments in Associates, as a result of the publication of IFRS 11, as mentioned above. IAS 28R states, among other things, that IFRS 5 applies on an investment, or a portion of an investment, in an associate or a joint venture, that meets the criteria to be classified as held for sale. Until the disposal of the portion of the investment that has been classified as held for sale, the equity method continues to be applied on the portion of the investment that has not been classified as held for sale. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time, meaning also the additional standards published – IFRS 10 consolidated financial statements, IFRS 11 Joint Arrangements and IFRS 12 disclosure of involvement with other entities.

4.
IFRS 12 Disclosure of Involvement with Other Entities ("IFRS 12") - IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and unconsolidated structured entities. IFRS 12 is applicable for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10 consolidated financial statements and IFRS 11 joint arrangements. Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adopting the other standards. The Company is evaluating the standards' adoption's expected effects on the financial statements.

IFRS 13 - Fair Value Measurement ("IFRS 13")

In May 2011 the IASB issued IFRS 13. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value. IFRS 13 applies to assets, liabilities and an entity’s own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRS 13 does not apply to share based payment transactions within the scope of IFRS 2 - Share-Based Payment, and leasing transactions within the scope of IAS 17 - Leases. IFRS 13 does not apply to measurements that are similar to but are not fair value (such as the measurement of the net realizable value of inventory, and the measurement of value in use, in accordance with IAS 36 - Impairment of Assets). IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. The Company is evaluating the standard adoption's expected effects on the financial statements.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

IAS 1 - Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income. The amendment changes the presentation of items of other comprehensive income ("OCI") in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. Additionally, the amendment changes the title of the Statement of Comprehensive Income to Statement of Income and Other Comprehensive Income. However, entities are still allowed to use other titles. The amendment is effective for annual periods beginning on or after January 1, 2013. The amendment will be applied retrospectively. Early adoption is permitted providing that disclosure is provided. The Company is evaluating the amendment adoption's expected effects on the financial statements. The necessary disclosures will be included in the Company's annual and interim consolidated financial statements, once applicable.

IAS 32 - Financial Instruments: Presentation and IFRS 7 - Financial Instruments: Disclosure:

In December 2011, the IASB issued amendments to IAS 32 ("the amendments to IAS 32") regarding the offsetting of financial assets and liabilities. The amendments to IAS 32 clarify, among others, the meaning of "currently has a legally enforceable right of set-off" ("the right of set-off"). Among others, the amendments to IAS 32 prescribe that the right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties. The amendments to IAS 32 also state that in order for the right of set-off to be currently available, it must not be contingent on a future event, there may not be periods during which the right is not available, or there may not be any events that will cause the right  to expire.

Simultaneously in December 2011, the IASB issued amendments to IFRS 7 ("the amendments to IFRS 7") regarding the offsetting of financial assets and liabilities. According to the amendments to IFRS 7, the Company is required, among others, to provide disclosure of rights of set-off and related arrangements (such as collateral agreements), the composition of amounts that are set off, and amounts subject to enforceable master netting arrangements  that do not meet the offsetting criteria of IAS 32.

The amendments to IAS 32 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014, or thereafter. Earlier application is permitted, but disclosure of early adoption is required as well as the disclosures required by the amendments to IFRS 7 as described above. The amendments to IFRS 7 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2013, or thereafter.

The Company estimates that the amendments to IAS 32 are not expected to have a material impact on its financial statements. The required disclosures pursuant to the amendments to IFRS 7 will be included in the Company's financial statements.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees

A.	Investments in associates accounted for using the equity method of accounting:

1.	Composition

	December 31	December 31
	2011	2010
	$ thousands
Carrying amount of the shares and loans in the statement of financial position (1)	112,448	110,412
Less - provision for impairment	1,043	1,043
Total	111,405	109,369
(1) The carrying amount of the shares and loans includes:
Allocated excess of cost	38,900	43,039
Goodwill	20,569	20,996
	59,469	64,035

As mentioned in Note 2.J above, when the Company's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any other long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation to support the investee or has made payments on behalf of the investee, or has committed to grant it loans or guarantees.

The aggregate equity in losses not recognized by the Company as a result of the circumstances described above, amounted to a total of $5,500 from the date of acquisition until December 31, 2011 (not including companies that as of the reporting date were not held by the Company) and a total of $2,200 for the year ended December 31, 2011 (and as for companies held by the Company as of December 31, 2010- $4,350 from the date of acquisition until December 31, 2010).

See Note 20.G for further details with respect to losses in respect of associates for the years ended December 31, 2011, 2010 and 2009.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

2.	Summarized data of the financial statements of associates, unadjusted to the Group's rate of holdings (*)

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests
	$ thousands
As of December 31, 2011
Given Imaging Ltd.	152,213	95,533	247,746	37,138	6,689	43,827	203,628	291
Pocared Diagnostics Ltd.	9,861	820	10,681	725	-	725	9,956	-
NuLens Ltd.	1,034	999	2,033	734	936	1,670	363	-
BrainsGate Ltd.	8,079	274	8,353	2,290	621	2,911	5,442	-
Other companies	13,601	1,814	15,415	9,111	19,928	29,039	(13,624)	-

As of December 31, 2010
Given Imaging Ltd.	139,847	86,701	226,548	36,146	8,046	44,192	182,256	100
Pocared Diagnostics Ltd.	2,052	517	2,569	9,469	-	9,469	(6,900)	-
NuLens Ltd.	3,085	1,232	4,317	1,164	364	1,528	2,789	-
BrainsGate Ltd.	7,782	373	8,155	2,216	20	2,236	5,919	-
Other companies	13,776	2,291	16,067	10,151	14,425	24,576	(8,509)	-

	Revenues	Gross profit	Operating profit (loss)	Profit (loss) from continuing operations	Profit (loss) for the year	Profit (loss) attributable to shareholders of the company	Profit (loss) attributable to non-controlling interests
	$ thousands
2011
Given Imaging Ltd.	177,955	136,506	12,293	7,632	7,632	7,441	191
Pocared Diagnostics Ltd.	-	-	(5,566)	(5,556)	(5,556)	(5,556)	-
NuLens Ltd.	-	-	(4,409)	(5,030)	(5,030)	(5,030)	-
BrainsGate Ltd.	-	-	(7,536)	(7,605)	(7,605)	(7,605)	-
Other companies	26,062	12,261	(7,678)	(8,823)	(8,823)	(8,823)	-

2010
Given Imaging Ltd.	157,809	120,149	7,718	12,789	12,789	13,079	(290)
Pocared Diagnostics Ltd.	-	-	(3,929)	(3,679)	(3,679)	(3,679)	-
NuLens Ltd.	-	-	(5,256)	(5,247)	(5,247)	(5,247)	-
BrainsGate Ltd.	-	-	(9,263)	(9,485)	(9,485)	(9,485)	-
Other companies	43,386	19,580	(25,652)	(27,009)	(27,009)	(27,009)	-

2009
Given Imaging Ltd.	141,763	108,448	10,688	16,559	16,559	17,450	(891)
Pocared Diagnostics Ltd.	-	-	(10,446)	(10,446)	(13,533)	(13,533)	-
NuLens Ltd.	-	-	(4,035)	(3,996)	(3,996)	(3,996)	-
BrainsGate Ltd.	-	-	(9,176)	(9,005)	(9,005)	(9,005)	-
Other companies	85,708	45,057	(29,328)	(31,243)	(25,743)	(25,743)	-

(*)
Condensed financial-statement data of associates having a functional currency other than the dollar were translated based on the relevant exchange rates (assets and liabilities at each reporting date are translated at the closing rate at each reporting date, income and expenses for all periods presented in the statement of income are translated at average exchange rates for all the presented periods). The information presented does not include excess cost and goodwill.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

3.
Information about goodwill in respect of the acquisition of investments in associates and information about the total impairment loss recorded in respect of investments in conformity with the Israeli Securities Regulations (Annual Financial Statements), 2010

	December 31
	2011	2010
	Goodwill included in investment	Goodwill included in investment
	$ thousands
Given Imaging Ltd. (*)	20,569	20,996

(*)	No impairments were recorded in respect of this investment.

4.	Additional information about associates that are held directly by the Company in conformity with the Israeli Securities Regulations (Annual Financial Statements), 2010

a)	General information

	Country of	Equity interest and voting	Amounts made available to the associate		Total amount invested in associate	Stock	Fair
	incorporation	rights (1)	Loans	Guarantees	(4)	exchange	value
		%	$ thousands
As of December 31, 2011:
Given Imaging Ltd. (2)	Israel	22.34	-	-	104,090	(5)	164,972	(6)
Aqwise – Wise Water Technologies Ltd.	Israel	34.03	341	-	2,629	unquoted	unquoted
NuLens Ltd.	Israel	34.72	1,042	-	(724)	unquoted	unquoted
BrainsGate Ltd.	Israel	27.26	-	-	421	unquoted	unquoted
Pocared Diagnostics Ltd. (7)	Israel	40.84	-	-	4,989	unquoted	unquoted
PLYmedia Inc.	United States	27.96	-	-	-	not listed	unquoted
Atlantium Technologies Inc.	United States	23.44	-	-	-	unquoted	unquoted

			1,383		111,405		164,972

As of December 31, 2010:
Given Imaging Ltd. (2)	Israel	22.81	-	-	104,121	(5)	138,565	(6)
Aqwise – Wise Water Technologies Ltd.	Israel	34.03	-	-	2,837	unquoted	unquoted
NuLens Ltd.	Israel	34.74	-	-	680	unquoted	unquoted
BrainsGate Ltd.	Israel	23.28	-	-	477	unquoted	unquoted
Safend Ltd. (3)	Israel	25.61	-	-	-	unquoted	unquoted
Pocared Diagnostics Ltd. (7)	Israel	31.51	4,100	-	651	unquoted	unquoted
PLYmedia Inc.	United States	27.55	-	-	-	not listed	unquoted
Kyma Medical Technologies Ltd. (8)	Israel	27.32	-	-	603	unquoted	unquoted
Atlantium Technologies Inc.	United States	23.44	-	-	-	unquoted	unquoted

			4,100	-	109,369		138,565

(1)	Reflects the Company's ownership interests in the ordinary shares and the preferred shares of the investee companies on an as-converted-basis, and does not take full dilution into account.
(2)
Elron's direct holding. As of December 31, 2011, Elron additionally holds 8.74% of Given Imaging Ltd. ("Given") through RDC, such that Elron's effective holding including RDC's holding is 26.72% (as of December 31, 2010, 27.28%).

(3)	Sold during 2011. See Note 3.C.1.e) below.
(4)
The Company's investment is calculated based on the consolidated financial statements as the net aggregate amount attributable to the Company's shareholders of total assets less total liabilities, including goodwill, excess cost allocated and loans.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

(5)	Publicly traded in Israel (TASE) and on the NASDAQ in the United States.
(6)	Represents the consolidated value of Elron and RDC's investment in Given.
(7)
During 2011, the loan balance was converted into shares and a finance round was completed. As a result Elron's holding in Pocared Diagnostics Ltd. ("Pocared") increased to approximately 41%. For further details, see Note 3.C.1.a).

(8)	In January 2011 the company became a subsidiary, see also Note 3.C.2.f).

b)
Information about the convertible securities of associates that are held directly by the Company (*)

Certain of the Company's associates have issued warrants and/or share options to employees and others. The following data details the warrants' and share options' possible impact on Elron's holdings in these companies as of December 31, 2011:

	Vesting period	Before exercise in share capital	After exercise in share capital
		%	%
Given Imaging Ltd. (1)	2012-2015	22.34	18.72
Aqwise – Wise Water Technologies Ltd. (2)	2011-2020	34.03	29.95
NuLens Ltd.(2)	2012-2021	34.72	29.84
BrainsGate Ltd.	2012-2021	27.26	22.86
Pocared Diagnostics Ltd.	2011-2018	40.84	36.97
PLYmedia Inc.	2012-2021	27.96	21.84
Atlantium Technologies Inc.	2012-2021	23.44	20.22

(1)	Elron's direct holding. Elron's effective holding including RDC's holding after exercise is 22.38%.
(2)
NuLens Ltd. ("NuLens") and Aqwise – Wise Water Technologies Ltd. ("Aqwise") have convertible loans which may be repaid or converted into shares if certain conditions are met. Since the amount of the shares issuable upon conversion is determined only at the time of actual conversion, these convertible loans were not taken into account in determining the holding rate after exercise. See SectionC.1.d below.

(*)	Not including companies under liquidation proceedings.

c)	Dividend received or receivable from associates

	Year ended December 31,
	2011	2010	2009
	$ thousands
NetVision Ltd.	-	-	4,442	(1)
Given Imaging Ltd.	-	-	3,675	(2)

	-	-	8,117

(1)	For further information about the dividend received from NetVision Ltd. ("NetVision"), see C.1.j below.
(2)	Amounts received by Elron only. For further information about the dividend distributed by Given and RDC's share in the dividend received, see C.1.i below.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

d)	Inclusion of the financial statements of associates accounted for under the equity method of accounting

The Company did not include the financial statements of Given, a material associate, in the financial reports submitted in Israel, as it reports in accordance with the reporting obligations under Chapter E3 of the Israel Securities Law (1968).

B.	Subsidiaries

1.	Additional information about subsidiaries that are held directly by the Company

a)	Directly held subsidiaries (including through fully owned corporate companies)

	Country of	Equity interest of Group	Direct equity interest of the Company	Amounts made available to the subsidiary		Total amount invested in subsidiary	Stock	Fair
	incorporation	(1) (2)	(1)	Loans	Guarantees	(5)	exchange	Value (5)
		%		$ thousands

As of December 31, 2011:
RDC Rafael Development Corporation Ltd. (3)	Israel	50.1	-	3,288	-	17,276	unquoted	-
Starling Advanced Communications Ltd.	Israel	82.98	38.55	43,084	-	3,197	Tel Aviv Stock Exchange	1,754
NaviTrio Ltd.	Israel	80.00	80.00	-	-	796	unquoted	-

As of December 31, 2010:
RDC Rafael Development Corporation Ltd. (3)	Israel	50.1	-	-	-	21,136	unquoted	-
Starling Advanced Communications Ltd.	Israel	68.05	31.61	25,573	-	(2,339)	Tel Aviv Stock Exchange	2,884
Wavion Inc. (4)	United States	66.96	66.96	2,000	-	(2,353)	unquoted	-

(1)	Reflects the Company's ownership interests in the ordinary shares and the preferred shares of the investee companies on an as-converted-basis, and does not take into account full dilution.
(2)	Includes holding through RDC, unadjusted to account for Elron's holding in RDC (see also Annex to the Financial Statements - Details relating to investments as of December 31, 2011).
(3)	Held through fully owned corporate company, DEP Holding Technology Ltd.
(4)	Sold during 2011. See Section C.2.c below.
(5)	Elron's share in addition to RDC's share in Starling's equity, not including Elron's and RDC's share in the convertible debentures issued by Starling. For further details see Section C.2.a.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

b)	Wholly-owned corporate companies

	Country of	Equity interest	Direct equity interest	Total amount invested in	Stock
	incorporation	of Group	of the Company	subsidiary	exchange
		%		$ thousands

As of December 31, 2011
DEP Technology Holdings Ltd.	Israel	100	100	1,017	unquoted
Elbit Ltd.	Israel	100	100	74,812	unquoted
Israel Commerce Community I.C.C. Ltd.	Israel	100	100	(391)	unquoted
Dealigence Technologies Ltd.	Israel	100	100	(16)	unquoted
Mediagate Ltd. (in liquidation)	Israel	100	100	(860)	unquoted

As of December 31, 2010
DEP Technology Holdings Ltd.	Israel	100	100	23,839	unquoted
Elbit Ltd.	Israel	100	100	81,683	unquoted
Israel Commerce Community I.C.C. Ltd.	Israel	100	100	(391)	unquoted
Dealigence Technologies Ltd.	Israel	100	100	(16)	unquoted
Mediagate Ltd. (in liquidation)	Israel	100	100	(860)	unquoted

c)	Information about convertible securities of subsidiaries that are held directly by the Company

The following data details the warrants' and share options' possible impact on Elron's holdings in these subsidiaries as of December 31, 2011:

	Vesting period	Before exercise in share capital		After exercise in share capital (1)
		%		%
Starling Advanced Communications Ltd.(2)	2012-2021	60.81	(*)	59.29	(*)

(*)	The holding rate includes Elron's holding plus 50.1% of RDC's holding.

2.	Dividend received or receivable from subsidiaries (including through corporate companies):

	Year ended December 31,
	2011	2010	2009
	$ thousands

RDC (1)	-	15,003	-
Elbit Ltd. (2)	1,108	278	14,819
DEP Technology Holdings Ltd. (3)	16,958	-	-

	18,066	15,281	14,819

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

(1)	For further information about the dividend received from RDC, see Section C.2.d below.
(2)
On December 31, 2009, Elbit Ltd. ("Elbit") distributed a dividend to Elron in the amount of approximately $14,819, which was partly used to repay one of the capital notes issued by Elron to Elbit in the amount of approximately $12,000. On December 22, 2010, Elbit distributed an additional dividend to Elron in the amount of approximately $278 against an outstanding debt balance. On December 31, 2011, Elbit distributed an additional dividend to Elron in the amount of approximately $1,108 against an outstanding debt balance.

(3)
On December 31, 2011, DEP distributed a dividend to Elron in the amount of approximately $16,958, against an outstanding debt balance, which mostly resulted from the dividend distributed by RDC and received by Elron, subsequent to the sale of Medingo. For additional details see Section C.2.d).below.

C.	Significant changes in investments during the reporting period

1.	Associates

a)	Pocared

Pocared, an Israeli company, is developing a real-time and automated system for infectious diseases diagnosis using optical technology. As of the reporting date, Elron holds approximately 41% of Pocared's outstanding shares and Pocared is accounted for under the equity method of accounting.

In April 2009, Pocared completed a financing round of approximately $6,600 in consideration for 10,413,052 Preferred E shares. Elron's share in this amount was approximately $2,400. The financing round was completed in two installments during April 2009.

In September 2009, the shareholders of Pocared, including Elron, invested an aggregate amount of $2,200 in Pocared. Elron's share in this amount was approximately $1,093.

In December 2009, the shareholders of Pocared, including Elron, invested an aggregate amount of approximately $3,600 in Pocared. Elron's share in this amount was approximately $1,500.

In June 2010, the shareholders of Pocared, including Elron, invested an aggregate amount of approximately $3,200 in Pocared. Elron's share in this amount was approximately $1,400.

In January 2011 Pocared completed a financing round of approximately $5,800 in consideration for 9,586,777 Preferred F shares. Elron's share in this amount was approximately $2,600. In addition, convertible loans in the amount of approximately $9,200 were converted into 15,244,457 Preferred F shares. Elron's share in these loans was approximately $4,100 (see above). Pursuant to the loan agreement, the shareholders of Pocared, including Elron, had the option at their discretion to invest up to an additional approximately $11,200 in three additional financing rounds, pro rata to their holdings of Pocared.

In June and September 2011, the first two installments (out of the additional three installments) were completed in an aggregate amount of approximately $7,400 in consideration for 12,341,598 Preferred F shares. Elron's share in these installments is approximately $3,400. The fourth installment, in the amount of additional $3,400, is expected to be advanced during the second half of 2012.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

In August 2011, Elron together with other shareholders of Pocared, purchased the holdings of another shareholder in Pocared, which then constituted approximately 5% of Pocared's outstanding shares, in consideration for approximately $2,000 (NIS 7,000 thousand). Elron's share in this amount is approximately $900.

Following completion of the financing round in January 2011, the transfer of two of the three additional installments in June and September 2011, the conversion of the loans, and the purchase of Pocared shares, Elron's holding in Pocared increased from approximately 32% to 41% of Pocared's outstanding share capital. After the fourth installment is advanced, Elron's holding in Pocared is not expected to change.

In February 2012, subsequent to the reporting date, the Company approved the grant of phantom options to purchase Pocared shares from the Company to the chairman of the board of directors and to another employee, representing approximately 1.4% of Pocared's outstanding share capital. See also Note 23.D.1.

b)	Teledata

Teledata Networks Ltd. ("Teledata") provides access products and solutions for both traditional and Next Generation Networks, or NGN, to telecom operators and service providers. Elron held approximately 21% of Teledata's outstanding shares prior to its sale (see below). Teledata was accounted for under the equity method of accounting.

In January 2010, Teledata received a guarantee from certain of its shareholders in the aggregate amount of $3,000. Elron's share in the guarantee was approximately $1,500.

In April 2010, Teledata received a commitment to provide a guarantee from certain of its shareholders in the aggregate amount of $3,000. Elron's share in this guarantee was approximately $1,500.

Elron's share in Teledata's losses included its share in the aforementioned guarantees.

In April 2010, a definitive merger agreement was executed between Teledata, its principal shareholders, including the Company ("Major Shareholders") and Enablence Technologies Inc. (the "Acquirer" or "Enablence"), a foreign company publicly traded on the TSX Venture Exchange who manufactures and sells optical components and systems to a global customer base, for the sale, by way of merger, of all of the outstanding shares of Teledata to the Acquirer, the principal terms of which include, inter alia, the following terms: (i) upon completion of the transaction, consideration was received in the aggregate amount of $50,000, including $10,000 in cash, $10,000 payable in non-tradable debentures of the Acquirer and $30,000 payable in publicly tradable shares of the Acquirer, based on their price on the TSX Venture Exchange on the closing date of the transaction. Of this consideration, shares of the Acquirer equivalent to $5,000 (based on their price on the TSX Venture Exchange on the closing date of the transaction) were deposited in escrow for a period of up to 12 months to cover, mainly, possible indemnification which may become due to the Acquirer in connection with breaches, if any, of the merger agreement by any of the other parties thereto and possible future claims relating to Teledata, if any, (ii) upon completion of the transaction all outstanding shareholders' loans granted to Teledata by Elron (in the aggregate amount of approximately $800, and which are convertible into Teledata shares) were assigned to the Acquirer. The abovementioned consideration includes the consideration for such assignment, (iii) each of the major shareholders shall only be liable for part of the indemnification amounts that may become due to the Acquirer, each according to its share of the consideration, and will not be liable for any breaches of the merger agreement by any other Major Shareholders.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

The liability of each Major Shareholder's liability for its representations and obligations towards the Acquirer will be limited to its share of the aggregate consideration, while its liability for representations and obligations relating to Teledata shall be limited (except in certain matters) to each Major Shareholder's share of the consideration held in escrow described above, (iv) any shares of the Acquirer received as part of the consideration were subject to a lock-up period of 6 to 12 months commencing from the closing date of the transaction, (v) on the closing date of the transaction, all shareholders' guarantees granted by the MajorSshareholders to Teledata, and all obligations of the Major Shareholders to grant shareholders guarantees or collaterals for loans to Teledata were cancelled.

On June 23, 2010 the transaction was completed. As a result, in respect of the transaction:

1.
In accordance with Teledata's capital structure and the shareholders' rights to Teledata's capital, Elron received aggregate proceeds of approximately $23,200, including approximately $3,000 payable in cash, approximately $3,800 payable in debentures of the Acquirer (for further information regarding the impairment recognized in 2011 in respect with these debentures, see Note 8.C below) and approximately $16,400 payable in shares of the Acquirer based on their price on the TSX Venture Exchange on the closing date of the sale (of which shares of the Acquirer in an amount equivalent to approximately $2,300 were held in escrow, based on their share price on the TSX Venture Exchange on the closing date of the sale).

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

In accordance with the aforementioned, the consideration held in escrow was recognized as a financial asset. The consideration held in escrow is included under available for sale financial assets (as of December 31, 2010, it was classified under financial assets held for sale) in the statement of financial position (for additional information see Note 8.B). Accordingly, the aforementioned net gain includes recognition of the gain in respect of this element of the consideration. In addition, the net gain amount was calculated after the deduction of the discount element (the "Discount") in respect of the lock-up period that was on the Acquirer's shares. The Discount's fair value was estimated by the Company on the closing date of the transaction at approximately $5,000. The Discount was estimated based on the Option Pricing Model method and was determined on the closing date of the transaction at a rate of 30% for the shares that were not held in escrow, and 35% for the shares that were held in escrow. The difference between the Discount rate of shares held and not held in escrow derives from the difference in their respective lock-up periods.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

The main parameters used in the said valuation at the closing date of the transaction are as follows:

The Valuation Model- PUT Option Analysis based on the Black and Scholes Option Pricing Model.

Closing Date of Transaction
Exercise price	CAD 0.55
Share price	CAD 0.55
Expected life	6-12 months
Volatility	59%-97%
Risk free rate	0.73%-1.01%
Dividend rate	0%
Discount's fair value	Approximately $5,000

For additional information about the shares received in the transaction, an impairment recognized in 2011 in respect of these shares, their classification under available for sale financial assets, and their value as of December 31, 2011, see Note 8.

c)	Galil

Galil Medical Ltd. ("Galil") develops, manufactures and markets a cryotherapy platform of minimally invasive treatments for various clinical applications. Elron directly held approximately 12% of Galil's outstanding shares, and approximately 17% indirectly through RDC prior to its sale (see below). Galil was accounted for under the equity method of accounting.

In March 2010, pursuant to the Israeli Companies Regulations (Reliefs in Related Parties Transactions), 5760 - 2000, the Company's Audit Committee and Board of Directors approved a transaction whereby the Company, together with RDC and DIC (who together held approximately 42% in Galil) and certain other shareholders of Galil (the "Sellers") sold all their respective holdings in Galil to certain other Galil shareholders (the "Acquirers") for an immediate payment in the aggregate amount of approximately $1,300 and for an additional contingent future payment, conditional upon certain future events occurring within 24 months from the consummation of the above transaction, which period ends in March 2012. The consideration was allocated between the Sellers proportionally to the number of Galil shares sold by each of them from among the total shares sold, irrespective of their class and liquidation preference. Accordingly, Elron's and RDC's portion in the immediate payment was approximately $400 and approximately $500, respectively.

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

NuLens is developing intra-ocular lenses, or IOLs, designed to provide accommodation for all distances. Elron holds approximately 35% of NuLens's outstanding shares. NuLens is accounted for under the equity method of accounting.

In January 2010, NuLens completed a financing round of approximately $4,600 in consideration for 512,049 Preferred C1 shares. Elron's share in this amount was $2,000. The investment did not result in any material change to Elron's holdings of NuLens's outstanding shares.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

In June 2011, Elron together with other shareholders of NuLens signed an agreement to invest an aggregate amount of $4,000 in NuLens in two payments, of which Elron's share is approximately $2,500. The first payment in the amount of approximately $2,400 took place immediately, of which Elron's share was approximately $1,000. The second installment was advanced in January 2012, subsequent to the reporting date, of which Elron's share was approximately $1,480.

e)	Safend

Safend Ltd. ("Safend") provides endpoint data protection solutions for corporations. Elron held approximately 25% of Safend's outstanding shares prior to its sale (see below). Safend was accounted for under the equity method of accounting.

In September 2011, all the shares of Safend were sold to Wave Systems Corp., a supplier of data protection solutions whose shares are publicly traded on the NASDAQ (the "Acquirer" or "Wave"), in consideration for approximately $12,800, consisting mostly of shares of the Acquirer, based on their 10-day average closing price on the NASDAQ prior to the closing date of the sale. Of this consideration, shares of the Acquirer equivalent to approximately $1,300 were deposited in escrow for a period of 12-18 months to cover, mainly, possible indemnification which may become due to the Acquirer in connection with breaches, if any, of the merger agreement by any of the other parties thereto and possible future claims relating to Safend, if any. Each of the major shareholders shall only be liable for part of the indemnification amounts that may become due to the Acquirer, each according to its share of the consideration, and will not be liable for any breaches of the merger agreement by any other major shareholders. Each major shareholder's liability for its representations and obligations towards the Acquirer will be limited to its share of the consideration. Shares of the Acquirer received as part of the consideration were registered for trading in January 2012, subsequent to the reporting date.

In accordance with Safend's capital structure and the shareholders' rights to Safend's capital, Elron received aggregate proceeds equivalent to approximately $2,700, in shares of the Acquirer based on their 10-day average closing price on the NASDAQ prior to the closing date of the sale (of which shares of the Acquirer in an amount equivalent to approximately $350 are held in escrow for a period of 12-18 months). Following the sale, Elron recorded a net gain in the third quarter of 2011 in the amount of approximately $2,300. The said gain is included in the statement of income under line item gain from disposal of investee companies and changes in holdings, net.

As of the reporting date shares of the Acquirer received in the transaction are included under financial assets held for sale in the statement of financial position, see also Note 9. The shares' fair value was determined based on their quoted market price less the discount element (the "Discount"), in respect of the period during which the shares were restricted from being sold pursuant to the terms of the sale agreement. Accordingly, the aforementioned net gain was calculated after the deduction of the Discount. The Discount's fair value was estimated by the Company on the closing date of the transaction at approximately $350. As of December 31, 2011 the Discount's fair value was estimated at approximately $105.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

f)	Impliant

Impliant Inc. ("Impliant") developed spinal implants for motion preservation. Impliant was consolidated in Elron's consolidated financial statements from March 2008. In September 2009, Impliant completed a financing round, as a result of which Elron's holding in Impliant's outstanding shares decreased to 48%. As a result, and due to the loss of control over Impliant, Elron recognized a gain from changes in holdings in the fourth quarter of 2009 in the amount of approximately $459, included in gain from disposal of investee companies and changes in holdings, net in the statement of income, and the investment in Impliant began to be accounted for under the equity method of accounting, until the cessation of its operations and the transfer of its shares to a liquidator (see below).

During the second quarter of 2010, an impairment provision was recognized in respect of the investment in Impliant in the amount of approximately $1,600 due to the decision of Impliant's Board of Directors to cease its operations. Expenses in respect of this impairment were included under other expenses, net, in the statement of income. In November 2011, Elron and the other major shareholders of Impliant transferred their respective shares in Impliant to a liquidator.

For further information regarding the de-consolidation of Impliant in 2009, see Note 3.C.2.i).

g)	BrainsGate

BrainsGate Ltd. ("BrainsGate") is developing a minimally invasive treatment platform for patients suffering from Central Nervous System diseases. As of the reporting date, Elron holds approximately 27% of BrainsGate's outstanding shares. BrainsGate is accounted for under the equity method of accounting.

In July 2011, BrainsGate signed an investment agreement with its major shareholders, including Elron ("the Major Shareholders"), whereby approximately $20,000 is to be advanced in three installments in consideration for Preferred D shares and warrants for Preferred D shares. The first installment in the amount of approximately $6,700 was advanced immediately in consideration for 8,743,525 preferred D shares and 2,185,884 warrants to Preferred D shares. Elron's share in this amount was approximately $2,400. Following the first installment, Elron's holding in BrainsGate increased from approximately 23% to 27% of BrainsGate's outstanding share capital.

In January 2012, subsequent to the reporting date, the second installment in the amount of approximately $6,700 was advanced to BrainsGate in consideration for 8,743,525 preferred D shares and 2,185,884 warrants to Preferred D shares. Elron's share in this amount was approximately $2,400. Following the second installment, Elron's holding in BrainsGate did not materially change.

According to the agreement, the major shareholders committed to advance the third installment in July 2012. Following the third installment in July 2012, Elron's holding in BrainsGate is expected to be approximately 30% of BrainsGate's outstanding shares and 27% on a fully diluted basis.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

h)	Notal

Notal Vision Inc. ("Notal") provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes. As of the reporting date, Elron holds approximately 20% of Notal's outstanding shares and approximately 15% on a fully diluted basis. Notal was accounted for under the equity method of accounting prior to the investment round that took place in the fourth quarter of 2010, following which the Company lost its significant influence in Notal and began to account for the investment as an available for sale financial asset (see below).

In October 2010, Notal signed an investment agreement with its major shareholders, including Elron, and new investors, whereby approximately $8,000 is to be advanced in two installments in consideration for Preferred C shares and warrants. In November 2010, the first installment in the amount of $5,000 was advanced in consideration for 3,952,832 Preferred C shares and 988,209 warrants to Preferred C shares. Elron's share in this amount was approximately $400. In addition, convertible loans in the amount of approximately $710 were converted into 236,457 Preferred B shares. Elron's share in these loans was approximately $700.

Following the first installment and the loans conversion, Elron's holding in Notal's outstanding shares decreased to approximately 22.63%. However, Elron's holding including voting rights immediately exercisable or convertible decreased to approximately 17.8%. As a result, as of the fourth quarter of 2010 Elron no longer retains significant influence over Notal. Accordingly, in the fourth quarter of 2010, a gain from the decrease in the Company's interest in Notal in the amount of approximately $1,610 was recognized and included  in gain from disposal of investee companies and changes in holdings, net in the statement of income. Notal began to be accounted for as an available-for-sale investment.

In October 2011, the second installment in the amount of $3,000 was advanced in consideration for 3,558,820 Preferred C shares and 889,705 warrants to Preferred C shares. Elron's share in this amount was approximately $300.

Following the second installment, the Company's holding in Notal's outstanding shares is approximately 20% and the Company's holding including voting rights immediately exercisable or convertible is approximately 15%.

i)	Given

Given provides minimally invasive diagnostic products for visualization and detection of disorders of the gastrointestinal tract, and is traded on Nasdaq and the Tel-Aviv Stock Exchange (symbol: GIVN). Given is accounted for under the equity method of accounting.

In May 2007 and June 2008 Elron purchased, in a series of open market transactions and by way of tender offer, 717,366 and 1,462,640 ordinary shares of Given, respectively, for an aggregate purchase consideration of approximately $18,700 and $24,500, respectively. As a result of these transactions, Elron's direct and indirect ownership interest in Given's outstanding ordinary shares on the transaction dates increased to approximately 23% and 28%, respectively. As of December 31, 2011, Elron directly holds approximately 22% of Given (DIC and RDC hold approximately 16% and 9% of Given, respectively). Therefore, the Company together with DIC and RDC hold approximately 47% of the issued and outstanding shares of Given as of December 31, 2011.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

The total excess of the said purchase prices over the Company's share in Given's total equity acquired amounted to approximately $16,100 and $18,500, respectively, and was allocated as follows: approximately $9,700 and $13,500, respectively, to intangible assets other than goodwill such as technology, customer relationships, and in process research and development ("IPR&D") and the residual amounts of approximately $6,400 and $5,000, respectively, to goodwill. The amounts allocated to intangible assets are amortized on a straight-line basis over their weighted average expected useful life of 10 and 15 years, respectively. Goodwill is not amortized and is subject to impairment assessment, and IPR&D will be amortized when the respective technology will be available for sale.

On March 11, 2009, Given distributed a special cash dividend of approximately $0.54 per share ($16,000 in the aggregate), of which Elron's and RDC's share was approximately $3,700 and $1,400, respectively.

See Note 15 (1), (3) and (4) regarding a pledge placed on Given shares in favor of banks, which was subsequently removed during 2010, and regarding a binding agreement to receive a credit line from Silicon Valley Bank.

j)	NetVision

Elron held approximately 15% of NetVision's outstanding shares prior to its sale (see below). NetVision was accounted for under the equity method of accounting.

In April and September 2009, NetVision distributed a special cash dividend of approximately NIS 3.08 and NIS 0.86 per share, respectively (approximately $0.73 and $0.23 per share, respectively), or NIS 90 million and NIS 26 million, respectively (approximately $21,200 and $7,000, respectively), in the aggregate. Elron's share in these dividends was approximately NIS 14.2 million and NIS 4 million, respectively (approximately $3,400 and $1,050, respectively).

On August 19, 2009, Elron signed an agreement with DIC and Clal Industries and Investments Ltd. ("CII"), according to which DIC and CII agreed to acquire from Elron its holdings in NetVision, in consideration of NIS 228.7 million (approximately $60,700 according to the exchange rate on October 29, 2009, the closing date of the transaction, see below).

DIC and CII are both controlled by the IDB group and are related parties of Elron (as defined in IAS 24). Prior to the sale, DIC and CII held 31% and 25%, respectively, of NetVision's ordinary shares.

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

On October 29, 2009, following the approval of the shareholders of each of Elron, DIC and CII, the abovementioned sale was completed. As a result, in the fourth quarter of 2009, Elron recorded a gain of approximately $21,900, which was included in the statement of income under line item gain from disposal of investee companies and changes in holdings, net.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

k)	3DV

3DV Systems Ltd. ("3DV") is an Israeli company that developed a video camera technology capable of capturing the depth dimension of objects in real time.

On June 2, 2009, 3DV completed the sale of substantially all of its assets to a third party and declared voluntary liquidation. During June and July 2009, 3DV repaid all of its outstanding loans and distributed some of the liquidation proceeds, in the aggregate amount of approximately $21,800, of which an amount of approximately $3,000 was deposited in escrow. Elron's and RDC's share in these payments (not including the amount in escrow) was approximately $3,100 and $3,700, respectively. As a result of the sale of 3DV's assets, the Company recorded a consolidated gain of approximately $6,090 on the sale date (in 2009) under line item gain from disposal of investee companies and changes in holdings, net, in the statement of income. During the third quarter of 2010, 3DV advanced the proceeds held in escrow to its shareholders, in the aggregate amount of approximately $3,000. Elron's and RDC's share in this payment amounted to approximately $400 and $600, respectively. Upon receipt of the proceeds held in escrow, the Company recorded a consolidated gain of approximately $1,034 under line item gain from disposal of investee companies and changes in holdings, net, in the statement of income.

l)	ChipX

On November 9, 2009, ChipX Inc. ("ChipX") completed a merger with GigOptix Inc. "GigOptix"), a U.S. company traded over-the-counter in the United States, pursuant to which the former shareholders of ChipX, including Elron, received 40% of the shares of the merged company. Elron's share in the issued and outstanding shares of the merged company was approximately 8.7%. As a result of the merger, in the fourth quarter of 2009, Elron recorded a gain of approximately $1,548 in the statement of income under line item gain from disposal of investee companies and changes in holdings, net. The Company accounts for its investment in the merged company as an available-for-sale investment under other investments, as it does not have significant influence over the merged company. The investment in GigOptix is included in assets held for sale in the statement of financial position. For further information see Note 9.

2.	Subsidiaries

a)	Starling

Starling, a subsidiary, provided mobile SATCOM broadband connectivity solutions for aircraft and ground vehicles prior to selling its assets and ceasing the remainder of its operations (see below). As of the reporting date, Starling is traded on the Tel Aviv Stock Exchange (symbol: STLG), and Elron directly holds approximately 39% of Starling's outstanding shares, and approximately 44% indirectly through RDC.

During the months of May 2009 through August 2011, eight loan agreements were signed between Starling, Elron and RDC pursuant to which loans in the aggregate amount of $35,000 were advanced to Starling. Elron's share in this amount is approximately $16,300 (as for the consolidation of seven of the abovementioned loans, see below).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

In September 2011, an agreement for the sale of Starling's assets was completed and came into effect according to which Starling sold its entire business in the field of non-military satellite communication systems (as defined in the agreement), including, inter alia, intellectual property assets, tangible assets (including inventory and equipment), and rights and undertakings pursuant to certain agreements, to an international company in the communications market (the "Purchaser"), in consideration for payment in the aggregate amount of approximately $13,100 (the "Transaction"). The first installment of approximately $8,600 was paid on the closing date. According to the agreement, the balance of the consideration shall be paid in three installments on the sixth, seventh and eight anniversaries of the Transaction closing or, at Starling's discretion, in one installment of approximately $3,400 42 months after the Transaction closing. Accordingly, Starling elected to receive the remaining proceeds 42 months after the Transaction closing. Simultaneously with the Transaction closing and as a condition thereto, an amount of approximately $4,400 out of the total purchase consideration was paid directly by the purchaser to the Chief Scientist at Israel's Ministry of Industry, Trade and Labor, in order to fully repay Starling's debt to the Chief Scientist.

As part of the terms of the asset sale agreement, the Company and RDC, Starling's main shareholders, undertook, severally, to guarantee to the purchaser, Starling's intellectual property representations and certain additional undertakings, including non-competition, in an aggregate amount not to exceed $2,700 for the duration of the periods set forth for Starling's undertakings on these matters.

Upon the Transaction closing, Starling commenced an orderly process of ceasing its remaining operations, following the decision of Starling's board of directors on August 25, 2011, to cease Starling's operations. Accordingly, Starling recognized a provision in respect of an inventory write-down in the amount of approximately $2,300 (in addition to an inventory write-down in the amount of approximately $950 recognized in the first half of 2011), which was charged to other expenses, net, in the statement of income, as Starling had not yet recognized sales income. In addition, Starling recognized expenses in respect of provisions for repairs and the termination of agreements with customers and suppliers in the amount of approximately $1,000, which were charged to research and development, net, in the statement of income. Starling's management is of the opinion that the provisions recorded in Starling's financial statements, are sufficient to cover any potential exposures that may arise as a result of the termination of agreements with customers. These provisions are included in the consolidated financial statements as of December 31, 2011.

As part of the Transaction, several ancillary agreements were completed, including an agreement to terminate Starling's collaboration with EMS Technologies, Inc. ("EMS"), according to which Starling received additional payment in the sum of approximately $1,400, for which the parties agreed to mutually waive all claims and demands relating to agreements between Starling and EMS, and an agreement to cancel the commercial engagement between Starling and Elbit Systems Land & ICT Ltd. ("Elbit Land"), whereby Starling refunded Elbit Land the advance it paid Starling in the sum of approximately $300, and paid Elbit Land an aggregate sum of approximately $400 for expenses Elbit Land incurred in respect of the project until its cancellation.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

Furthermore, as part of the Transaction closing, and the conditions precedent for its execution, two know-how transfer and license agreements between Starling and Elbit Systems Ltd. ("Elbit Systems"), a related party of Starling, and between Starling, RDC and Rafael, were amended in order to enable Starling to transfer the areas of business defined in these licenses to the Purchaser upon the Transaction closing, in accordance with the terms of the asset sale agreement.

In addition, simultaneously with the Transaction closing, the Company and RDC completed the purchase of Elbit Systems' entire holding in Starling (approximately 16% of Starling's outstanding shares), pro rata between them, in consideration of an aggregate sum of approximately $128 and approximately $147, respectively. Following the purchase, the Company's holding (including indirectly through RDC) in Starling increased from approximately 67% to approximately 83% (its direct holding increased from approximately 31% to approximately 39%, and RDC's direct holding increased from approximately 36% to approximately 44%).

The assets and liabilities, capital reserves from translation differences in the consolidated statements of financial position as of the Transaction date and the consolidated gain accrued were as follows:

Carrying amount as of Transaction date
$ thousands

Other accounts receivables	57
Inventories	1,147
Property, plant and equipment, net	548
Intangible assets	82
Other long-term receivables	77
1,911

Capital reserves from translation differences	(1,200)

Decrease in net assets, as a result of the Transaction	711
Sale consideration (1)	10,313

Total consolidated gain from business sale before tax	9,602

(1) Sale Consideration
$ thousands

Cash received	8,663
Consideration to be received 42 months after the Transaction closing (included in other long-term receivables)	2,566
Less transaction costs	(916)

10,313

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

Aggregate cash flows received by the Group as a result of the sale:
$ thousands

Cash received less transaction costs paid in cash	8,201
Less: full repayment of Starling's debt to the Chief Scientist Officer, paid directly by the purchaser	(4,435)

Net cash	3,766

As a result of the Transaction, Elron recognized a net gain (attributable to the Company's shareholders) in 2011 in the amount of approximately $7,351 (a consolidated net gain of approximately $9,602 was recorded under line item gain from disposal of investee companies and changes in holdings, net in the statement of income). This gain was offset by an inventory write-down loss and expenses in respect of provisions for repairs and the termination of agreements with customers and suppliers following the decision of Starling's board of directors to cease Starling's operations, as aforementioned, so that the Transaction's impact on the net gain (attributable to the Company's shareholders) amounted to approximately $4,700.

In order to enable Starling to execute the Transaction and to fully and timely settle all of its commitments, including its commitments to the holders of the Series A debentures it issued on the Tel Aviv Stock Exchange in June 2007 (the "Debentures"), on the closing date of the Transaction, the Company and RDC made available to Starling a credit facility in an aggregate amount of $11,000 on the terms determined by the parties. In addition, the repayment and interest terms of the seven loans that existed as of the closing date of the Transaction in the aggregate amount of $35,500 (principal and accrued interest) were amended, such that they were consolidated under a single loan agreement (the "Loan Consolidation Agreement"), under which it was determined, inter alia, that the loan balance will be repaid only when Starling achieves a cash balance of at least $50,000, and in any event not prior to May 28, 2013, which is the latest repayment date according to the terms of the existing loan agreements. In addition, the Loan Consolidation Agreement decreased the interest rate (as compared with the existing loan agreements), such that the debt balance shall bear interest at a rate equal to the interest rate on bonds issued by the Unites States, with the same principal repayment and interest terms.

In November 2011, Elron and RDC advanced to Starling $4,500 out of the credit facility. Elron's share in this amount was approximately $2,100.

In December 2011, Elron and RDC advanced to Starling $900 out of the credit facility. Elron's share in this amount was approximately $418.

Following the Transaction closing, on September 23, 2011, the Debenture holders approved the full prepayment of the Debentures. The Debentures were convertible, Israeli CPI linked, and bore an annual 6% interest. Elron and RDC held 26,453,578 out of a total of 42,364,000 Debentures, representing approximately 62% of the Debentures. In June 2010 and June 2011, Starling paid the first and second (of four) principal and interest payments in the amounts of approximately $3,100 and $3,600, respectively. (For additional information regarding the Debenture terms, see Note 15(6).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

In November 2011, Starling fully prepaid the Debentures (in the amount of approximately $6,900), such that each holder of par value NIS 1 of the Debentures was paid an amount equal to the par value of the Debentures as of the prepayment date (that is, principal, accrued interest and linkage up to the prepayment date). Elron's and RDC's share in the prepayment was approximately $2,750 and approximately $1,550, respectively. It should be noted that the Debentures held by the Company and RDC, and the Debentures held by the Clal Finance Ltd. Group, a company controlled by indirect controlling shareholders of the Company, were prepaid according to the same terms as those which applied to the rest of the Debenture holders (see also Note 15(6)).

In November 2011, Elron and RDC approached Starling's shareholders with a full tender offer to purchase all the shares held by them. The tender offer was not successful.

In February 2012, subsequent to the reporting date, Elron and RDC and Starling signed a merger agreement with Starling ("the Agreement") according to which a wholly owned subsidiary of Elron and RDC will be merged with and into Starling. According to the Agreement, an Israeli private company, wholly owned by Elron and RDC, which was founded shortly before the agreement was signed and which has no business activity, will be merged with and into Starling, in accordance with the eighth section of the Israeli companies law. The registered shareholders of Starling's shares on the record date, apart from Elron and RDC, will transfer their Starling shares to Elron and RDC in consideration for NIS0.87 (approximately $0.23) for each ordinary share (the "Merger Consideration"). Upon completion of the merger, Starling's shares will be delisted from trading on the TASE and Starling will become a private company held 46.45% and 53.55% by Elron and RDC, respectively. The Merger Consideration is expected to amount to approximately NIS1,600 (approximately $420) which will be paid by Elron and RDC in proportion to each party's respective holdings in Starling post-merger. The completion of the merger is subject to the fulfillment of various conditions precedent including, inter alia, receipt of approval of the shareholders of Starling expected to convene in April 2012 and receipt of other approvals required by law. There is no assurance as to the completion of the merger transaction and the timing thereof.

b)	Medingo

Medingo Ltd. ("Medingo") is engaged in the development of an insulin micro-pump for people with diabetes. In July 2009, Medingo received FDA clearance to market the insulin micro-pump in the U.S.

Prior to its sale (see below) Elron held approximately 92% of Medingo's outstanding shares, including approximately 84% held by RDC.

In January 2010, the shareholders of Medingo, including Elron and RDC, agreed to extend an investment in the aggregate amount of $5,500 to Medingo, of which Elron's and RDC's share was approximately $500 and $4,600, respectively. During the first quarter of 2010, a payment in respect of the investment in the amount of $3,500 was advanced, of which Elron's and RDC's share was approximately $300 and $2,900, respectively. During the second quarter of 2010, an additional payment in the amount of $1,500 was advanced, of which Elron's and RDC's share was approximately $130 and $1,300, respectively.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

On April 13, 2010, a definitive sale agreement was executed for the acquisition of all of Medingo's shares by F. Hoffman-La Roche Ltd. (the "Acquirer"), the principal terms of which include, inter alia, the following terms: (i) upon completion of the transaction, the selling shareholders received consideration in the aggregate amount of $160,000, subject to certain adjustments, of which an amount of $29,000 is held in escrow for a period of up to 24 months to cover mainly potential indemnification payments which may be due from the selling shareholders in connection with breaches, if any, of the sale agreement and certain potential future claims relating to Medingo, if any, (ii) the selling shareholders will receive gradual payments of additional contingent consideration of up to $40,000 conditional upon Medingo achieving, gradually, over a certain period, certain operational milestones including, inter alia, the establishment of a production line with certain operational characteristics, ("Contingent Consideration"), (iii) Elron's and RDC's maximum potential indemnification obligations under the sale agreement are limited to approximately 110% of their respective parts of the total consideration amount, except - with respect to each of them separately - in case of fraud or willful misconduct by it.

On May 28, 2010, the sale was completed. As a result, in respect of the aforementioned sale:

1.
In accordance with Medingo's capital structure and the shareholders' rights to Medingo's capital, Elron and RDC received approximately $13,700 and approximately $93,500, respectively, upon completion of the transaction. During the third quarter of 2010, Elron and RDC additionally received, in respect of adjustments to the initial consideration, approximately $200 and approximately $1,500, respectively, from a short-term deposit held in escrow, and may receive in the future additional amounts of up to approximately $2,700 and up to approximately $20,000, respectively, from the amount held in escrow in connection with the transaction for a period of 24 months, and up to approximately $3,000 and up to approximately $29,200, respectively, out of the Contingent Consideration.

2.
Elron recorded a net gain (attributable to the Company's shareholders) in the second quarter of 2010 of approximately $70,800 (a consolidated net gain of approximately $124,700). An additional net gain (attributable to the Company's shareholders), currently estimated at an aggregate amount of up to approximately $13,900 (a consolidated net gain of up to approximately $24,900) may be recorded at later stages, taking into consideration certain future events which affect the amounts Elron and RDC may receive from the Contingent Consideration. The net gain amounts include Elron's share of the net gain recorded by RDC in respect of this sale.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

In accordance with the aforementioned, the consideration held in escrow was recognized as a financial asset, and accordingly, the aforementioned net gain includes recognition of the gain in respect of this element of the consideration. The consideration held in escrow was included under other long-term receivables in the statement of financial position as of December 31, 2010 (see also Note 10). This net gain amount does not include recognition of the contingent consideration element, as in management's estimation, in light of the significant uncertainty as to the achievement of the aforementioned milestones and the timing thereof, the fair value measurement of this element cannot be reliably estimated, for the reason, among others, that the Company does not have control over Medingo's success in meeting the aforementioned milestones, which is under the control of the Acquirer and is dependent upon additional factors, and also for the reason that pursuant to the sale agreement, the Company does not at this stage have access to information which would enable it to establish a reliable range of reasonable fair value estimates. The Company examines and shall examine at every financial report date whether there is any change in the circumstances or in the information to which Elron has access, which would enable the Company to reliably measure the cash receivables' value in respect of the Contingent Consideration. The gain recognized as aforementioned is presented under line item gain from disposal of investee companies and changes in holdings, net, in the statement of income for 2010.

Presented below is a breakdown of the consideration and cash flows resulting from the sale:

Sale consideration:
$ thousands

Cash received	108,834
Long-term escrow deposit	22,639
Less: transaction costs paid in cash	1,210
130,263

Aggregate cash flows received by the Group as a result of the sale:
$ thousands

Cash received less transaction costs paid in cash	107,624
Less: cash and cash equivalents in subsidiary as of the date of sale	229
Net cash	107,395

For further details regarding the de-consolidation of Medingo, see Note 3.C.2.i).

Pursuant to the sale agreement, on March 31, 2011, the Company received a report from the Acquirer according to which, at that stage:

1.
There are certain operational risks, outlined in the said report from the Acquirer, which may lead to delays or prevent the achievement of the milestones, including inter alia, due to the unsuitability of the required operational characteristics.

2.	It can reasonably be assumed that Medingo is expected to achieve some of the said operational milestones. However, there are operational risks as detailed in paragraph 1 above.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

3.	It is not possible to provide information as to the possibility of the fourth milestone being achieved.

On September, 2011, the Company received an additional report from the Acquirer according to which no material changes had occurred since the aforementioned report (similar to the reports received on June 30, 2011).

The Company considered the aforementioned information and the combination of circumstances following the said reports from the Acquirer, and in management's estimation, at this stage, it is unable to estimate and to substantiate reliable probabilities of achieving the relevant milestones. Since Medingo's achievement of the abovementioned operational milestones is not under the control of the Company, but rather under the control of the Acquirer, and is dependent upon additional factors, the Company has no access, at this stage, to sufficient information to enable the substantiation of the range of reasonable fair value estimates. Therefore, as of the reporting date, it is still not possible to reliably estimate the fair value of this element, and a gain has not yet been recognized in respect of the Contingent Consideration. Furthermore, there is no certainty that such gain will be recorded in the future.

The achievement of the portion of the milestones in respect of which certain information was received will entitle Elron to an additional consideration of up to $2,600, and will entitle RDC to an additional consideration of up to $25,300, out of the total Contingent Consideration. A net gain (attributable to the Company's shareholders) in the aggregate amount of up to approximately $12,000 (a consolidated net gain of up to approximately $21,500) may be recorded at later stages in respect of these milestones.

The achievement of the last milestone in respect of which no information was received will entitle Elron to an additional consideration of up to $400, and will entitle RDC to an additional consideration of up to $4,100, out of the total Contingent Consideration. A net gain (attributable to the Company's shareholders) in the aggregate amount of up to approximately $2,000 (a consolidated net gain of up to approximately $3,000) may be recorded at later stages in respect of this milestone.

c)	Wavion

Wavion Inc. ("Wavion"), provides outdoor Wi-Fi base station solutions which provide increased coverage and capacity, enhanced penetration, and immunity to interference as compared with conventional Wi-Fi access points. Prior to its sale (see below), Elron directly held approximately 67% of Wavion's outstanding shares.

In accordance with IFRS 3, "Business Combinations" and IAS 38, "Intangible Assets", at the date of initial consolidation of Wavion, a PPA was performed by Elron's management. According to the PPA an amount of $6,723 was allocated to technology. The excess of Elron's portion in the fair value of its interests in Wavion's equity held prior to consolidation over their reported amounts amounted to approximately $3,000 and was recorded to shareholders' equity as a revaluation reserve. The revaluation reserve was amortized over a period of 5 years against retained earnings (the estimated useful life of the assets acquired).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

During 2010, a provision was made in respect of the impairment of such technology in the amount of approximately $2,421, as a result of a decline in its fair value. In addition, as a result of the obsolescence of this technology, its estimated useful life was shortened from 3 years to 1.5 years. Concurrently, a pro-rata portion of the revaluation reserve from consolidation of a subsidiary was amortized against accumulated deficit and the amortization period was shortened as well. The expense in respect of this impairment was included under other expenses, net, in the statement of income for 2010. In calculating the impairment, the amount of the recoverable value of the technology is its value in use, which was calculated at a 26% discount rate.

In January 2010, Elron together with another shareholder of Wavion, invested an aggregate amount of $1,600 in Wavion, of which Elron's share was approximately $1,400.

In April 2010, Elron alone invested an additional amount of $2,000 in Wavion. The investment did not result in any material change to Elron's holdings of Wavion's outstanding shares.

In March 2011, Elron together with an additional shareholder of Wavion invested an aggregate amount of $1,400 in Wavion, of which Elron's share was approximately $900. The investment did not result in any material change to Elron's holdings of Wavion's outstanding shares.

In November 2011, an agreement to sell all of the shares of Wavion to Alvarion Ltd. a NASDAQ-traded company ("Alvarion") was signed ("The Transaction"), including, among others, the following terms: (i) The Transaction was executed by way of merger, upon completion of which Wavion was sold to Alvarion in consideration of aggregate proceeds of $26,500, subject to certain adjustments, of which $3,000 was deposited in escrow for a period of 15 months (mainly to cover potential indemnities in connection with breaches on Wavion's part, if any, of the Transaction agreement, that in such case may become payable by the recipients of the Transaction proceeds), and in consideration of additional proceeds of up to $3,750, contingent upon Wavion achieving a certain revenue milestone in the fourth quarter of 2011 (the "Contingent Consideration"); (ii) Alvarion will be entitled to certain indemnities in connection with the Transaction, as is customary in transactions of this type, from the recipients of the Transaction proceeds (without joint liability among them) in amounts not exceeding in the aggregate the Transaction proceeds, except in the case of fraud or willful misconduct.

Upon completion of the Transaction, Elron received aggregate proceeds in the amount of approximately $16,200, approximately $1,900 of which was deposited in escrow. In addition, based on Alvarion's report to the Company subsequent to the reporting date on Wavion's revenues in the fourth quarter of 2011, the Company is expected to receive additional proceeds of approximately $1,272 during the second quarter of 2012 in respect of the Contingent Consideration. In addition, the report received from Alvarion stated that the details regarding revenues are yet to be reviewed by Alvarion's auditors. Therefore, the amount of contingent consideration is not final and may change after the results of this audit. There is no assurance that the additional consideration in this amount will be paid.

Accordingly, the proceeds in escrow were recognized as financial asset under line item other long term receivables and the additional proceeds that may be received were recognized as financial asset in line item other accounts receivable.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

In respect of the sale, the Company recorded in 2011 a net gain of approximately $21,400, presented under line item gain from disposal of investee companies and changes in holdings, net, in the statement of income. The said gain includes consideration held in escrow and contingent consideration, since the Company is able to estimate the fair value of these components reliably.

Presented below is a breakdown of the consideration and cash flows resulting from the sale:

Sale consideration:
$ thousands

Cash received	14,275
Long-term escrow deposit	1900
Contingent consideration recognized as financial asset	1,272
Less: transaction costs (*)	208
17,239

(*) Not yet paid.

Aggregate cash flows received by the Group as a result of the sale:
$ thousands

Cash received less transaction costs paid in cash	14,275
Less: cash and cash equivalents in subsidiary as of sale date	1,136

Net cash resulted from the sale	13,139

d)	RDC

RDC is a holding company consolidated by Elron. Elron holds 50.1% of RDC's outstanding shares, through DEP Technology Holdings Ltd. ("DEP"), a subsidiary fully owned by Elron.

RDC establishes and develops projects and companies that commercially exploit technologies which were developed by Rafael for military uses.

In December 2007, Elron, DEP, RDC and Rafael signed an agreement amending the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael (the "Addendum"). The Addendum, which came into effect on January 1, 2008, and which was subsequently approved by the court, settled a claim filed by Rafael in September 2006 against RDC and DEP. Pursuant to the Addendum, RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions. Pursuant to the terms of the Addendum, Elron made a one-time investment in RDC of $4,000 and is committed to make further investments of $750 in RDC for each company established by RDC based on Rafael's technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves other issues with the end of facilitating cooperation between the parties.

In 2008, RDC established two new companies, each of which is based on Rafael's technologies following which and in accordance with the terms of the Addendum, Elron invested an additional $1,500 in RDC.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

The excess of the $5,500 invested in RDC in respect of Elron's investment in RDC's equity in the amount of approximately $2,700 was allocated to the agreement with Rafael as an intangible asset with indefinite useful life, and accordingly is not subject to amortization, but rather is reviewed for impairment at least annually or more frequently if indicators of impairment exist.

Intangible assets, net, include an amount of approximately $3,053 in respect of this agreement (see Note 12).

In December 2009, RDC signed a loan agreement with Elron and Rafael in the aggregate amount of $15,000, of which Elron's share was approximately $7,500. In January 2010, a payment in respect of the loan in the amount of $7,500 was advanced to RDC, of which Elron's share was approximately $3,750. During the second quarter of 2010, payments in the amount of $4,500 were advanced to RDC, of which Elron's share was approximately $2,250.

In June 2010, RDC's entire debt in respect of loans granted to it by Bank Mizrahi Tefahot Ltd. and by its shareholders (Elron and Rafael) was prepaid. For additional information, see Note 15 (1) below.

On August 16, 2010, RDC distributed a special cash dividend in the aggregate amount of approximately $30,000. Elron's share in such dividend, through its corporate company DEP, amounted to approximately $15,000. The balance of the dividend amount was distributed to Rafael. Rafael's share in the said dividend in the amount of $14,997 was recorded in the statement of changes in equity.

In May 2011, RDC signed a loan agreement with Elron and Rafael in the aggregate amount of up to $10,000, of which Elron's share is $5,000. A payment in respect of the loan in the amount of $2,000 was advanced to RDC immediately, of which Elron's share was $1,000.

In October 2011, an additional amount of $4,500 in respect of this loan was advanced to RDC, of which Elron's share was $2,250.

e)	Sela

Sela Semiconductor Engineering Laboratories Ltd. ("Sela") is an Israeli company engaged in the development and manufacture of equipment for increasing automated production for the semiconductor industry and optical components.

On September 24, 2009, Camtek Ltd. ("Camtek", an Israeli company, publicly traded on Nasdaq and the Tel-Aviv Stock Exchange), acquired the entire share capital of Sela from Elron, RDC and Sela's other shareholders. As consideration for the shares, Camtek will pay Sela's selling shareholders contingent future payments in the aggregate amount of up to $9,500, depending on Sela's future revenues, of which Elron's and RDC's portions are estimated to be up to $1,750 and $4,500, respectively. On the date of the sale, the Company recognized a consolidated gain of approximately $1,115. As of December 31, 2011, Elron and RDC received approximately $80 and $207, respectively, on account of such future payments. During 2010, Elron and RDC recognized a gain in the amount of approximately $276 and $712, respectively, under line item gain from disposal of investee companies and changes in holdings, net, in the statement of income.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

f)	Kyma

Kyma Medical Technologies Ltd. ("Kyma") is developing a remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients.

In September 2010, Elron and Kyma signed an investment agreement according to which Elron invested $1,000 in Kyma in consideration for 65,738 Preferred B shares. Following this transaction, Elron held approximately 27% of Kyma's outstanding shares, and accordingly, Kyma was accounted for under the equity method of accounting. Pursuant to the investment agreement, Elron was entitled, as of January 1, 2011, to invest an additional $4,000 in consideration for 262,953 Preferred B shares which would entitle Elron, among other things, to an additional approximately 38% of Kyma's outstanding shares.

In January 2011, Elron exercised this right, and invested an additional $4,000 in Kyma. Following this investment, Elron's holding in Kyma's outstanding shares increased to approximately 65%. As a result, Kyma became a consolidated company and the Company recognized a $407 gain resulting from the revaluation to fair value of the shares of Kyma held by it prior to obtaining control (a fair value of $1,000 less the prior carrying value of $593). This gain was recognized in line item gain from disposal of investee companies and changes in holdings, net, in the statement of income.

The impact on the assets and liabilities in the Company's consolidated statement of financial as of the date of initial consolidation of Kyma's financial statements was as follows:

	Carrying amount in Kyma's financial statements at the date of initial consolidation	Adjustment to fair value	Values recognized upon initial consolidation
	$ thousands

Cash and cash equivalents	4,668	-	4,668
Restricted cash	14	-	14
Other account receivables	328	-	328
Other long-term receivables	16	-	16
Property, plant and equipment, net	50	-	50
Intangible assets	-	1,224	1,224
Trade payables	(23)	-	(23)
Other account payables	(136)	-	(136)
Royalty bearing government grants	(414)	-	(414)
Non-controlling interests	-	(727)	(727)

Purchase consideration transferred	4,503	497	5,000

The purchase consideration of the business combination amounted to $5,000 and included a $4,000 cash payment as well as an amount of $1,000 which represents the fair value of the Company's investment on the date control was obtained. The fair value of non-controlling interests was estimated at the date of initial consolidation at $727. As a result, at the time of the business combination an intangible asset attributed to IPR&D in the amount of $1,244 was recognized. The amortization of this asset will commence when sales from the relevant development will start. The rate of depreciation will be determined according to an estimation of the time of sales from this development.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

Aggregate cash flows received by the Group as a result of the business combination:

$ thousands

Cash and cash equivalents in acquired company as of the purchase date	4,668
Cash paid	(4,000)

668

Kyma has contributed approximately $2,676 to the consolidated loss in the year ended on December 31, 2011.

In March 2011, Elron transferred its investment in Kyma, including any rights and obligations in regards to this investment, to RDC in consideration for $5,000. As a result, Kyma became an RDC subsidiary. As of the reporting date, RDC holds approximately 65% of Kyma's outstanding shares.

In September 2011, RDC and Kyma signed an investment agreement, according to which RDC will invest $2,500 in Kyma in three installments during 2012. Following the completion of this investment RDC's holding is expected to increase to approximately 73% of Kyma's outstanding shares.

In January 2012, subsequent to the reporting date, RDC advanced the first installment at the amount of $500, in respect of the said investment, following which its holding in Kyma increased to approximately 67% of Kyma's outstanding shares.

g)	Navitrio

In May 2011, Elron together with another partner founded Navitrio Ltd. ("Navitrio"), a subsidiary, in order to incubate projects and to invest in companies based on technologies in the fields of electronic commerce, mobile applications, cloud computing applications, social networks, medical and pharmaceutical digital applications and other related fields. Elron directly holds 80% of Navitrio's outstanding shares, and is the sole financer of Navitrio's operations.

In June 2011, Elron invested $1,500 in Navitrio. The investment did not result in any change to Elron's holdings of Navitrio's outstanding shares.

h)	Cloudyn

Cloudyn Software Ltd. ("Cloudyn") develops software for the optimization of resources and costs related to the cloud environment.

In November 2011, Cloudyn and Navitrio signed an investment agreement, according to which Navitrio will invest in Cloudyn an amount of up to $1,300 in three installments.

Upon signing the investment agreement Navitrio advanced to Cloudyn the first installment in the amount of $500. As a result of the said investment, Navitrio holds approximately 27% of Cloudyn's outstanding shares and 51% of Cloudyn's voting rights.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

After the second and third installments will be advanced (which are conditional upon Cloudyn achieving certain milestones as stipulated in the agreement), Navitrio will hold approximately 43% of Cloudyn's outstanding shares.

Due to Navitrio's investment in Cloudyn, Elron began consolidating Cloudyn's results in its financial statements commencing from November 30, 2011.

The fair value of non-controlling interests was estimated at the date of Cloudyn's initial consolidation at $537. As a result, an intangible asset attributed to in process development was recognized in this amount.

i)	Financial data of previously consolidated and initially consolidated companies

	Companies previously consolidated as of the date of deconsolidation
	2011	2010	2009
	$ thousand
Cash and cash equivalents	1,136	229	982
Current assets (excluding cash and cash equivalents)	5,938	501	2,667
Non-current assets	1,415	1,504	1,747
Current liabilities	(9,688)	(2,641)	(5,755)
Non-current liabilities	(4,406)	-	(2,138)

	Companies initially consolidated
	2011	2010	2009
	$ thousand
Cash and cash equivalents	5,158	-	-
Current assets (excluding cash and cash equivalents)	342	-	-
Non-current assets	67	-	-
Current liabilities	(260)	-	-
Non-current liabilities	(414)	-	-

Note 4- Cash and cash equivalents

	December 31	December 31
	2011	2010
	$ thousands
Cash	3,933	4,102
Cash equivalents - short-term deposits (*)	36,129	52,437

	40,062	56,539

(*)	The deposits bear variable interest rate, which is determined based on the deposit period. The interest rate on deposits as of December 31, 2011, is 1.15%-2.20%.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 5-Trade receivables

	December 31	December 31
	2011	2010
	$ thousands
Open accounts	-	3,082
Less: allowance for doubtful accounts	-	21

Trade receivables, net	-	3,061

The trade receivables balance as of December 31, 2010 represents the trade receivables of Wavion, a subsidiary. As of December 31, 2011, after Wavion's sale as aforementioned in Note 3.C.2.c) above, the Group has no trade receivables.

Note 6- Other accounts receivable

	December 31	December 31
	2011	2010
	$ thousands
Associates	28	28
Government institutions	606	672
Prepaid expenses	109	1,845
Government grants	313	477
Advances to suppliers	47	512
Escrow deposit (*)	22,639	-
Additional consideration due to sale of Wavion (**)	1,272	-
Other current assets	304	790

	25,318	4,324

(*)	A deposit held in escrow due to the sale of Medingo. For details see Note 3.C.2.b). As of December 31, 2010, this deposit was included under other long term receivables.

(**)	For details on additional consideration that is expected to be received due to sale of Wavion, see Note 3.C.2.c) below.

Note 7- Inventories

	December 31	December 31
	2011	2010
	$ thousands
Raw materials	98	4,073
Work in progress	-	436
Finished goods	-	847

	98	5,356

Write-down of inventories amounted to $3,953 and $1,075 in 2011 and 2010, respectively. Of this amount, an amount of $3,233 and $1,011, respectively, in respect of Starling, is included under other expenses, net in the statement of income, since Starling didn't recognize revenue from sales (see also Notes 3.C.2.a and 20.H.) The remaining amount is in respect of Wavion's inventories and was included in cost of sales, until its sale as aforementioned in Note 3.C.2.c.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 8- Other Investments (accounted for as available for sale)

	December 31, 2011			December 31, 2010
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	$ thousands
Investment in shares	1,510	16,014	17,524	219	20,002	20,221

Impairment recognized in the statement of income	9,874	1,771	11,645	133	1,647	1,780

A.	Available for sale financial assets - unquoted shares

The Company holds interests not entitling significant influence in several private companies. The fair value of these companies' unquoted ordinary shares has been estimated using:

1.
Discounted Future Earnings Method - This methodology is used when the investees undergoing evaluation are able to provide projections for their future cash flows. In addition, it was deemed not unreasonable that market participants or other investors would use this methodology to determine the fair value of their rights in these companies.

2.
Company Security Transaction Method ("CSTM") - According to the CSTM method, the value of each investee is estimated based upon recent transaction prices in the investee's securities. For these transactions to be relied upon to develop an estimate of fair value, they must be arm's length transactions. Additional factors considered in this analysis include: size, amount and type of shares sold; the timing of the transaction relative to the estimation date; differences in the rights, preferences, marketability, control of the transaction securities, participation of new investors and the subject securities; volatility in the investee's projections and the volatility of comparable firms.

3.
Option Pricing Model ("OPM") - After deriving the investee's fair value, it is generally accepted for market participants to allocate the value of the investee to the different classes of equity. OPM is an option pricing model based on the Black and Scholes' formula or based on the Binomial (lattice) model. This model is based upon the concept that the securities of a firm's capital structure can be considered as call options on the value of the firm. The model uses a Black and Scholes option model or a Binomial (lattice) model to estimate the value of the investee between value ranges.

The valuations require management to make certain assumptions about certain parameters, including projections, credit risk and volatility.

B.	Available for sale financial assets - quoted shares

The Company has investments in listed equity securities. The fair value of equity shares which are quoted on a stock exchange is usually determined by reference to the quoted market price in an active market, and sometimes taking into account additional parameters, if such trading price is not considered to represent fair value due to low trading volume or due to a lock-up period in which the shares cannot be traded.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 8- Other Investments (accounted for as available for sale) (Cont.)

As described in Note 3.C.1.b, the Company holds shares of Enablence, a foreign company publicly traded on the TSX Venture Exchange, which were subject to a lock-up period of 6 to 12 months commencing June 23, 2010 (the date such shares were received pursuant to the sale of Teledata). During 2011, all of the Enablence shares have been released from the lock-up. In addition, all of the Enablence shares which were held in escrow, have been received. These shares are included under other investments (accounted as available for sale) in the statement of financial position, and are measured as available for sale financial assets. As of December 31, 2010 the fair value of these shares was determined by reference to their quoted market price less the discount element (the "Discount") in respect of the lock-up period. The Discount was estimated based on the Option Pricing Model method and was determined on December 31, 2010 at a rate of 10% for the shares not held in escrow and 13% for the shares held in escrow.

(For information about the Discount determined on June 23, 2010, see Note 3.C.1.b) above.) As of December 31, 2011, after the lock up period ended, the fair value of these shares was determined in accordance with their quoted market price.

The main parameters used in the valuation carried out as of December 31, 2010 are as follows:

The Valuation Model - PUT Option Analysis based on the Black and Scholes Option Pricing Model.

December 31, 2010
Exercise price	CAD 0.54
Share price	CAD 0.54
Expected life	1-6 months
Volatility	47%-50%
Risk free rate	0.92%-1.13%
Dividend rate	0%
Discount's fair value	Approximately $1,600

In December 2010, the Company decided to sell its holdings in Enablence's shares, and accordingly this investment was presented as assets held for sale. As of December 31, 2011, the Company doesn’t anticipate the sale of these shares during the one year period subsequent to the reporting date and therefore the investment in these shares was classified as other investments (accounted as available for sale) in the statement of financial position as of December 31, 2011. For further details see Note 9.

C.	Impairment of available for sale assets

Enablence

As of the reporting date, Enablence's share price is CAD 0.05 ($0.045). Accordingly, the fair value of the investment in Enablence's shares amounted to approximately $1,509, a decrease of approximately $9,874 compared with the fair value as of the date of Teledata's sale (the original cost) and a decrease of approximately $13,573 compared with the fair value as of December 31, 2010. As a result, in 2011 the Company recognized an impairment loss in the amount of $9,874 after examining the rate of difference between the fair value of its holdings in Enablence and the original cost taking into account the changes in fair value, and the duration of the decline in fair value below the original cost. The impairment loss was recorded in line item other expenses, net, in the statement of income.

Subsequent to the reporting date, Enablence's share price as of March 12, 2012, is CAD 0.045 ($0.045). Accordingly, the fair value of the investment in Enablence's shares at that date amounted to approximately $1,400.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 8- Other Investments (accounted for as available for sale) (Cont.)

On February 24, 2012, subsequent to the reporting date, Enablence published its quarterly statements for the three and six months period ending on December 31, 2011. In accordance with these statements Enablence indicated that it believes that its remaining working capital and its revenue forecast will not cover its aggregate cash expenditures up to and beyond June 30, 2012, based on its operational forecast. Enablence also indicated in its statements that it will require additional cash estimated approximately between $7,000 to $10,000 in order to continue Enablence's operations until it reaches operational break-even. This total cash amount does not include amounts required to refinance the debentures of former Teledata shareholders totaling $10,000 (for information referring to debentures received from the sale of Teledata see Note 3.C.1.b) or in order to continue funding of the ongoing operations for Enablence's systems segment, until its sale or shut down. It should be noted that according to the information published in the aforementioned reports, Enablence's systems segment is based on Teledata's activities. In addition, Enablence notes in its reports that although it has negotiated with several parties regarding the sale of its systems segment, it did not succeed in completing the sale by December 31, 2011, as originally anticipated and at this stage it anticipates that the sale process will be completed by June 2012. It is further noted that in accordance with Enablence's financial statements as of December 31, 2011, Enablence has an equity deficit of $3,600, a working capital deficit of $6,100, and a negative cash flow from operating activities in the amount of $5,400 and $10,900 for the six months ended December 31, 2011 and 2010, respectively. Pursuant to the aforementioned, Enablence indicates in its financial statements that there is a substantial doubt if it will be able to continue its activities as a “going concern”.

In light of the substantial doubt, as mentioned in Enablence's statements as aforementioned, in regards with Enablence’s ability to repay the debentures which are held by the Company, the Company recognized an impairment loss in the amount of $4,075, under line item other expenses, net in the statement of income.

BPT

B.P.T. Bio Pure Technology Ltd. ("BPT") developed and marketed membrane filtration for wastewater. Elron held approximately 17.45% of BPT's outstanding shares until its operations ceased. BPT was accounted for as an available for sale financial asset.

During the second quarter of 2011, the value of the investment was decreased by approximately $1,730, out of which an amount of approximately $1,330 was recognized in other comprehensive income and an amount of approximately $400 was recognized as an impairment loss in line item other expenses, net, in the statement of income. During the third quarter of 2011, due to the decision of BPT's Board of Directors to cease its operations, an additional impairment loss in the amount of approximately $1,380 was recognized in line item other expenses (income), net, in the statement of income. In October 2011, a temporary liquidator was appointed by the court.

Apart from the impairment losses recognized on account of Enablence and BPT and based on the criteria detailed in Note 2 above, the Company did not recognize any additional impairments in respect of an available for sale investment in shares in 2011 (an impairment in the amount of $133 and $345 was recognized in the years ended December 31, 2010 and 2009, respectively) (see also Note 20.H).

With regard to the effect of changes in fair value of available for sale financial assets due to the early adoption of IFRS 9 on the Company's financial statements commencing January 1, 2012, see Note 2.AB above.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 8- Other Investments (accounted for as available for sale) (Cont.)

D.	Details about valuations, pursuant to the requirements of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, in regards with investment in shares that are not traded:

The Company presented its investment in Jordan Valley Semiconductors Ltd. ("Jordan Valley") based on the value determined in a valuation carried out by an independent appraiser, Empire Valuation Consultants, LLC ("Empire" or the "Appraiser"). The value of this investment as of December 31, 2011 was estimated at approximately $12,300. The significant information included in this valuation is as follows:

1.	The subject of the valuation: Elron's investment in Jordan Valley Semiconductors Ltd.
2.	The valuation's effective date: As of December 31, 2011. The date of the agreement between Empire and Elron was December 4, 2011.
3.	The carrying amount of the investment in Jordan Valley in the Company's financial statements: As of December 31, 2010 - $13,510, as of September 30, 2011 - $13,000.
4.
The value of Jordan Valley established by the Appraiser: Jordan Valley's value is $48,700, and accordingly, the value of Elron's interest was determined to be $12,300. As a result, in 2011 the Company recognized a decrease in capital reserve of $1,210 in other comprehensive income in respect of available for sale financial assets.

5.
Details of the Appraiser - Empire Valuation Consultants, LLC. The valuation was performed by a team led by Mr. Mark Shayne, a Managing Director with Empire. Mr. Shayne has an M.B.A. from the Stern Graduate School of Business at New York University, and is an Accredited Senior Appraiser (ASA) of the American Society of Appraisers, and Accredited in Business Valuation (ABV) by the American Institute of Certified Public Accountants. Mr. Shayne has experience providing financial consulting, appraisal, due diligence, and expert witness testimony on valuation matters. His areas of expertise include valuation of common and preferred stock, employee and incentive stock options, partnership interests, and intangible assets, among others. There is no dependency between the Appraiser and the Company, the party who ordered the valuation. The Appraiser is indemnified by the Company for expenses which may be incurred to the Appraiser in carrying out this valuation.

6.	The valuation model in accordance with which the Appraiser worked:
a.	The DCF Method for determining Jordan Valley's value (enterprise value).
b.	The Black and Scholes model for allocating Jordan Valley's value to different types of shares and for determining the value of Elron's interest accordingly.
7.	The assumptions on which the Appraiser has relied:
a.	The discount rate (WACC): 24%.
b.	The long term growth rate: 3% per year.
c.	The terminal value as a percentage of the value determined in the valuation: 24.2%.
d.	The standard deviation: The volatility used in the Black and Scholes model was 60%.
e.	Comparable prices used: The volatility was estimated from the volatilities of six comparable companies using their historical equity prices.
f.
The number of comparable items used: Six companies, as mentioned above. Up to six matrices per company were used as a basis for comparison between Jordan Valley's overall value and the value of comparable publicly listed companies.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 9- Assets held for sale

A.	Composition

	December 31
	2011	2010
Investment in shares of Enablence (*)	-	15,082
Investment in shares of GigOptix (**)	590	2,129
Investment in shares of Wave (***)	2,565	-
	3,155	17,211

(*)
Enablence- As aforementioned in Note 8.B above, as of December 31, 2011 the investment in shares of Enablence no longer fulfills the conditions set in IFRS 5 for classification of non-current assets as held for sale. Accordingly, the investment in shares of Enablence is presented under other investments (accounted as available for sale).

(**)	GigOptix- See below regarding the sale of a portion of the shares of GigOptix during 2011.
(***)	Wave- As detailed in Note 3.C.1.e) above, shares of Wave were received as consideration from the sale of Safend in 2011.

B.
In December 2010, the Company's Board of Directors decided to sell its holdings in GigOptix's and Enablence's shares. In December 2010, the Company engaged with Oppenheimer Inc. in order to sell these shares. As of December 31, 2010, management was of the opinion that the investments in these shares complied with the terms set in IFRS 5 for classification as non-current assets held for sale, and accordingly, these investments were classified as non-current assets held for sale in the statement of financial position as of December 31, 2010. As aforementioned, as of December 31, 2011, the investment in shares of Enablence no longer complies with the terms set in IFRS 5 for classification of a non-current asset as held for sale. Accordingly, the investment in shares of Enablence is presented as of December 31, 2011 under other investments (accounted as available for sale).

The investment in the shares of GigOptix, which used to be a part of other investments (accounted as available for sale),  is presented as an asset held for sale, but continues to be measured in conformity with the provisions of IAS 39, as available for sale investments at fair value.

In the first quarter of 2011, approximately 450 thousand shares of GigOptix Inc. were sold, representing approximately 58% of Elron's holding in GigOptix, in consideration of approximately $1,300. The Company recognized a gain from this sale in the amount of approximately $400.

As mentioned in Note 3.C.1.e) above, the Company holds shares of Wave, a company publicly traded on the NASDAQ. Some of these shares were deposited in escrow for a period of 12-18 months from September 22, 2011 (the date they were received in the sale of Safend). In November 2011, the Company's Board of Directors decided to sell its holdings in Wave's shares. During November 2011, the Company engaged with a financial institute in order to sell these shares. As of December 31, 2011, management is of the opinion that the investment in these shares complies with the terms set in IFRS 5 for classification as non-current assets held for sale. Accordingly, the investment in these shares is classified as assets held for sale in the statement of financial position as of December 31, 2011.

See Note 2.AB above regarding the impact of changes in fair value of available for sale financial assets on the Company's financial statements commencing January 1, 2012 due to the early adoption of IFRS 9.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 10-Other long-term receivables

	December 31	December 31
	2011	2010
	$ thousands
Escrow deposits (1)	1,900	22,639
Debentures (2)	-	3,878
Income receivable (3)	2,611	731
Other	797	970

	5,308	28,218

(1)
The balance as of December 31, 2010 is comprised of a deposit held in escrow due to the sale of Medingo. See Note 3.C.2.b). As of December 31, 2011, this deposit was included in line item other current assets. As of December 31, 2011, the balance comprised of a deposit held in escrow due to the sale of Wavion. See Note 3.C.2.c).

(2)
Debentures received in the sale of Teledata. For details, see Note 3.C.1.b). The debentures are unquoted, bear an annual interest rate of 5%, their par value is approximately $3,779, and they are payable (principal and interest) two years after issuance (June 23, 2012). As of December 31, 2011, these debentures were fully written off.

(3)	The balance as of December 31, 2011 is comprised of the rest of the future consideration expected to be received due to the sale of Starling's operation, see Note 3.C.2.a).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 11- Property, plant and equipment

			Computers,
			office
			furniture
	Machinery		and
	and	Motor	other	Leasehold
	equipment	vehicles	equipment	improvements	Total
	$ thousands
Cost
Balance at January 1, 2010	3,313	305	3,715	1,136	8,469
Additions:
Acquisitions	759	1	513	55	1,328
Translation differences	64	2	39	6	111
Eliminations:
Disposals	(6)	(188)	(304)	(51)	(549)
Deconsolidation of company (1)	(1,323)	-	(446)	(112)	(1,881)
Balance at December 31, 2010	2,807	120	3,517	1,034	7,478
Additions:
Acquisitions	620	-	303	35	958
Additions due to business combinations	44	-	40	-	84
Translation differences	(45)	(1)	(28)	(3)	(77)
Eliminations:
Disposals	(6)	(63)	(9)	(184)	(262)
Sale of Starling's operation	(962)	(29)	(633)	(73)	(1,697)
Deconsolidation of company (2)	(2,224)	-	(2,102)	(58)	(4,384)
Balance at December 31, 2011	234	27	1,088	751	2,100

Depreciation
Balance at January 1, 2010	1,408	161	2,915	994	5,478
Additions:
Depreciation	392	28	364	47	831
Translation differences	40	-	33	3	76
Eliminations:
Disposals	(6)	(132)	(231)	(36)	(405)
Deconsolidation of company (1)	(250)	-	(266)	(65)	(581)
Balance at December 31, 2010	1,584	57	2,815	943	5,399
Additions:
Depreciation	462	11	395	34	902
Additions due to business combinations	14	-	19	-	33
Translation differences	(13)	(1)	(14)	(1)	(29)
Eliminations:
Disposals	(2)	(40)	(8)	(184)	(234)
Sale of Starling's operation	(559)	(11)	(529)	(50)	(1,149)
Deconsolidation of company (2)	(1,291)	-	(1,755)	(22)	(3,068)
Balance at December 31, 2011	195	16	923	720	1,854

Depreciated cost
Balance at December 31, 2010	1,223	63	702	91	2,079
Balance at December 31, 2011	39	11	165	31	246

(1)           Sale of Medingo in 2010. For details see Note 3.C.2.b).
(2)           Sale of Wavion in 2011. For details see Note 3.C.2.c).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 12- Intangible Assets

	Technology
	and in-process	Agreement
	development	with Rafael (1)	Other	Total
	$ thousands

Cost
Balance at January 1, 2010	7,104	3,053	488	10,645
Acquisitions	-	-	276	276
Decrease due to sale of consolidated company (2)	-	-	(431)	(431)
Translation differences	-	-	24	24
Balance at December 31, 2010	7,104	3,053	357	10,514
Acquisitions	-		9	9
Additions due to business combinations (3)	1,871	-	-	1,871
Disposition as part of sale of Starling's business	-	-	(307)	(307)
Decrease due to sale of consolidated company (4)	(342)	-	-	(342)
Translation differences	-	-	(59)	(59)
Balance at December 31, 2011	8,633	3,053	-	11,686

Amortization and impairment losses
Balance at January 1, 2010	2,859	-	265	3,124
Amortization recognized during the year (5)	1,483	-	98	1,581
Decrease due to sale of consolidated company (4)	-	-	(227)	(227)
Impairment (6)	2,421	-	-	2,421
Translation differences	-	-	20	20
Balance at December 31, 2010	6,763	-	156	6,919
Amortization recognized during the year (5)	314	-	118	432
Disposition as part of sale of Starling's business	-	-	(225)	(225)
Decrease due to sale of consolidated company (4)	(313)	-	-	(313)
Translation differences	-	-	(49)	(49)
Balance at December 31, 2011	6,764	-	-	6,764

Amortized cost
Balance at December 31, 2010	341	3,053	201	3,595
Balance at December 31, 2011	1,869	3,053	-	4,922

(1)
Not systematically amortized – indefinite useful life (see Note 3.C.2.d)). The Company estimated the fair value of the agreement with Rafael as part of RDC as a whole. In accordance with this examination, it was concluded that there was no need to depreciate the carrying amount of the asset in the financial statements. The assets and liabilities of RDC were included in the fair value estimate.

(2)	Sale of Medingo in 2010 (see Note 3.C.2.b)).
(3)	Acquisition of Kyma and Cloudyn (see Notes 3.C.2.f). and 3.C.2.h)).
(4)	Sale of Wavion in 2011 (see Note 3.C.2.c)).
(5)	Assets are amortized on a straight-line basis, amortization is included under line item amortization of intangible assets in the statement of income (see Note 2.L).
(6)	Impairment of technology attributed to Wavion resulting from the initial consolidation of Wavion in 2008 (see Note 3.C.2.c)).

Note 13- Trade payables

A.	Composition

	December 31	December 31
	2011	2010
	$ thousands
Open accounts	604	3,620
Checks payable	52	236

	656	3,856

B.	Trade payables are non-interest bearing and are normally settled on 30-90 day terms.

For details on the Company's credit risk management, see Note 24 below.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 14- Other accounts payable

	December 31	December 31
	2011	2010
	$ thousands
Accrued expenses	1,129	1,534
Liabilities to employees	928	3,196
Governmental institutions	760	1,031
Employees call options (*)	332	38
Current maturity of royalty bearing government grants	4	771
Advance from customers	294	732
Other payables	890	1,499
	4,337	8,801

(*)	With regard to options for shares of Pocared granted to the chairman of the Company and another employee, see Note 23.D.1.

Note 15- Financial liabilities

	December 31	December 31
	2011	2010
	$ thousands	$ thousands
Current liabilities:
Loans from banks	-	601
	-	601
Current maturities of loans from banks	-	249
Current maturities of convertible debentures (6)	-	1,275
	-	2,125
Long-term liabilities:
Loans from banks	-	535
Loans from others (2)	3,288	-
Convertible debentures (6)	-	2,110

	3,288	2,645

(1)
In 2008, RDC signed an agreement with Bank Mizrahi Tefahot Ltd. ("Bank Mizrahi"), whereby Bank Mizrahi provided RDC a credit line in the total amount of up to $10,000, which was fully utilized by December 31, 2009. The loans provided in accordance with the credit line agreement were secured by a fixed, first priority lien on shares of Given held by RDC at the rate of 200% of the actual loans withdrawn, to be adjusted in accordance with the terms of the credit line agreement. In June 2010, RDC's entire debt to Bank Mizrahi was prepaid (without incurring a prepayment commission). As a result, the pledge on 2,461,334 Given shares held by RDC in favor of Bank Mizrahi, then representing approximately 8% of Given's outstanding shares, was removed.

(2)
In May 2011, RDC signed a loan agreement with Elron and Rafael in the aggregate amount of up to $10,000, of which Elron's share is $5,000. A payment in respect of the loan in the amount of $2,000 was advanced to RDC immediately, of which Elron's share was $1,000.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 15- Financial liabilities (Cont.)

In October 2011, an additional amount of $4,500 in respect of this loan was advanced to RDC, of which Elron's share was $2,250. Rafael's share in the said loan is presented under loans from others.

(3)
On May 15, 2008, the Company signed an agreement with Israel Discount Bank Ltd. ("Discount Bank") whereby Discount Bank provided the Company a credit line in the aggregate amount of $30,000, which was fully utilized by December 31, 2009. Under the agreement with Discount Bank, the Company committed to comply with certain financial covenants. In November 2009, the Company replaced its commitment to comply with financial convenents with a pledge on its holding in 3,359,676 Given shares in favor of Discount Bank.

In June 2010, the Company's Audit Committee and Board of Directors approved the prepayment of Elron's entire debt to Discount Bank in respect of loans in the aggregate amount of $30,000, on the nearest interest payment dates in respect of the debt (without incurring a prepayment commission), the last of which was in September 2010. Upon repayment of the Company's entire debt to Discount Bank, the pledge on 3,359,676 Given shares held by Elron in favor of Discount Bank, then representing approximately 11% of Given's outstanding shares, was removed. Upon repayment of the Company's entire debt to Discount Bank, the Company's entire debt in respect of the loans granted to it by DIC was repaid as well (see section 5 below).

(4)
In November 2011, Elron entered into a binding agreement with Silicon Valley Bank (the "Bank") to receive a credit line in the amount of $30,000 for a period of up to 18 months (the "Period"). The credit line was obtained in order to diversify and ensure additional sources of financing for the Company towards continued investing in companies held by the Company and new companies and to finance its ongoing operations. During the Period, the Company will be entitled to draw down loans for periods of up to 3 years from the date of each respective draw down, at the Wall Street Journal prime rate of interest plus 0.75% per annum. According to the terms of the credit line, the Company will be able to make early repayment of all the loans without any cost. At the time the credit line is actually utilized, the Company will pledge shares of Given directly held by it in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized. Pursuant to the agreement with the Bank, should the ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then the Company shall be required either to pledge additional Given shares or repay a portion of the credit utilized in order to maintain a coverage ratio of 3.25, or provide alternative collateral acceptable to the Bank. As of the approval date of the financial statements, the Company has not yet made any draw down.

(5)
During 2008 and 2009 DIC provided the Company loans in the aggregate amount of $15,000 in three separate loan agreements. The loans from DIC were subordinated to the loan from Discount Bank and extended for the same period through September 24, 2011. Pursuant to the terms of the loan agreements with DIC, if the loan from Discount Bank is repaid earlier, then the loan from DIC will be repaid at the same time.

Pursuant to these terms, upon repayment of the Company's entire debt to Discount Bank in September 2010, as mentioned above, the Company's entire debt in respect of the loans granted to it by DIC was repaid as well (without incurring a prepayment commission). Approval by the Company's Audit Committee and Board of Directors was given in compliance with Regulation 1 of the Israeli Companies Regulations (Reliefs in Related Parties Transactions), 5760-2000.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 15- Financial liabilities (Cont.)

(6)
On June 13, 2007, Starling completed an initial public offering on the Tel Aviv Stock Exchange of shares, convertible debentures (bearing a 6% annual interest and CPI-linked) ("Convertible Debentures") and options to purchase the Convertible Debentures. The Convertible Debentures principal is payable in four equal annual payments starting June 10 of each of 2010-2013, and payment of the Convertible Debentures interest is made once a year on June 10 of each of the years 2008-2013, starting 2008. In November 2011, Starling fully prepaid the Convertible Debentures. For further details, see Note 3.C.2.a).

Note 16- Royalty bearing government grants

Government grants

	2011	2010
	$ thousands

Balance as of January 1	9,156	9,116
Grants received during the year	1,518	1,499
Additions due to business combination	414	-
Royalties paid during the year	(508)	(314)
Payments made by Starling in its business sale agreement (*)	(4,435)	-
Deconsolidation of a subsidiary	(4,731)	-
Amounts charged to the statement of income	(268)	(1,312)
Translation differences	(188)	167
Balance as of December 31	958	9,156

(*) See Note 3.C.2.a) above.

Presented in the statement of financial position under:
Current liabilities- other current liabilities	4	771
Non-current liabilities- royalty bearing government grants	954	8,385
	958	9,156

Some of the Company's subsidiaries that received grants are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at a rate of approximately 3%-3.5% from revenues generated as a result of research and development funded by the Israeli Government or other institutions, in an amount of up to 100% of the grants received by each company.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17- Equity

A.	Composition of share capital:

	December 31,
	2011		2010
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	number of shares

Ordinary shares of NIS 0.003 par value each	35,000,000	29,660,017	35,000,000	29,660,017

B.	Rights attached to shares

1.	Voting rights at the general meeting, right to dividend, rights upon liquidation of the Company and right to nominate the directors in the Company.
2.	Quoted on the Tel Aviv Stock Exchange and the over-the-counter market in the United States (see also Note 1).

C.	Movement in issued and outstanding share capital

	Number of shares	$ thousands par value

Balance at January 1, 2010	29,650,017	9,573

Exercise of employees' options into shares in 2010	10,000	(*	)

Balance at December 31, 2010 and December 31, 2011	29,660,017	9,573

(*)	Less than $1.

D.            Capital management in the Company

The Company's and its subsidiaries' capital management policy is to maintain a strong equity base in order to preserve their ability to ensure business continuity thereby creating a return for the shareholders, to uphold their commitments to other interested parties such as credit givers and employees, and in order to support future development activity.

The Company is not under any minimal equity requirements nor is it required to attain a certain level of capital return.

E.	Capital reserve of transaction with controlling shareholders

Assets and liabilities involved in a transaction between the Company and the controlling shareholder or between companies under common control are recognized at fair value at the date of the transaction. The difference between the fair value and the consideration determined in the transaction is recorded in equity. In March 2010, the Company's Audit Committee and Board of Directors approved a payment of a special bonus for 2009 in the amount of approximately NIS 492,000 (approximately $134) to the Company's Chief Executive Officer, Mr. Ari Bronshtein. Since Mr. Bronshtein also serves as an officer (Vice President) of DIC, in the third quarter of 2010, DIC decided to bear the full payment of the amount of the bonus to Mr. Bronshtein. Therefore, Elron recorded the entire bonus amount against a capital reserve in respect of transactions with a controlling shareholder in the statement of changes in equity for 2010. For additional information, see also Note 23.D.1

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17- Equity (Cont.)

F.	Comprehensive income (loss)

Year ended December 31, 2011

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for available for sale financial assets held for sale	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Loss	(17,021)	-	-	-	(17,021)	(6,292)	(23,313)
Loss from available-for-sale financial assets	-	(6,508)	(1,034)	-	(7,542)	-	(7,542)
Available-for-sale financial assets classified to the statement of income	-	2,234	(1,452)	-	782	-	782
Adjustments arising from translating financial statements of foreign operations	-	-	-	1,399	1,399	505	1,904
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	-	(1,200)	(1,200)	-	(1,200)
Actuarial loss from defined benefit plans	(54)	-	-	-	(54)	(27)	(81)
Group's share of net other comprehensive income (loss) of companies accounted for under the equity method	210	-	(263)	-	(53)	(8)	(61)

Total other comprehensive income (loss)	156	(4,274)	(2,749)	199	(6,668)	470	(6,198)

Total comprehensive income (loss)	(16,865)	(4,274)	(2,749)	199	(23,689)	(5,822)	(29,511)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17- Equity (Cont.)

F.	Comprehensive income (loss) (Cont.)

Year ended December 31, 2010

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Net income	60,678	-	-	60,678	44,768	105,446
Gain from available-for-sale financial assets	-	9,585	-	9,585	-	9,585
Adjustments arising from translating financial statements of foreign operations	-	-	(951)	(951)	(318)	(1,269)
Actuarial loss from defined benefit plans	(38)	-	-	(38)	(19)	(57)
Group's share of net other comprehensive loss of companies accounted for at equity	(91)	(83)	-	(174)	(30)	(204)

Total other comprehensive income (loss)	(129)	9,502	(951)	8,422	(367)	8,055

Total comprehensive income (loss)	60,549	9,502	(951)	69,100	44,401	113,501

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17- Equity (Cont.)

F.	Comprehensive income (loss) (Cont.)

Year ended December 31, 2009

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Loss	(14,304)	-	-	(14,304)	(15,091)	(29,395)
Gain from available-for-sale financial assets	-	5,001	-	5,001	-	5,001
Available-for-sale financial assets classified to the statement of income	-	(84)	-	(84)	-	(84)
Adjustments arising from translating financial statements of foreign operations	-	-	(64)	(64)	19	(45)
Transfer to the statement of income for sale of foreign operation	-	-	(4,330)	(4,330)	-	(4,330)
Actuarial gain from defined benefit plans	10	-	-	10	5	15
Group's share of net other comprehensive income of companies accounted for at equity	96	294	-	390	65	455

Total other comprehensive income (loss)	106	5,211	(4,394)	923	89	1,012

Total comprehensive income (loss)	(14,198)	5,211	(4,394)	(13,381)	(15,002)	(28,383)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17- Equity (Cont.)

G.	Share-based payments

1.	Company option plans

The Company has various stock option plans under which the Company may grant options to purchase the Company's shares or subsidiaries' shares to officers, directors and employees of the Company. Such options have been granted mainly with exercise prices below market price at the date of grant. Generally, the options vest over a four-year period from the date of grant in four equal annual portions. The options expire after 5 to 7 years from the date of grant.

During May 2003, the Company's Board of Directors adopted an option plan under which an aggregate of up to 500,000 ordinary shares may be granted to officers and employees (the "2003 Option Plan"). In March 2007, the 2003 Option Plan was increased by an additional 500,000 options to purchase 500,000 ordinary shares of the Company. The 2003 Option Plan provides that the exercise price shall be reduced by an amount equal to the amount of any dividend per share distributed.

Generally under the 2003 Option Plan, upon termination of employment, options then vested are exercisable within 90 days of termination, failing which the options expire. In circumstances where the optionee transfers his/her employment to one of the Company's associates, the optionee's options will generally continue in accordance with the terms of the plan.

The Board of Directors has the discretion to extend vesting and the period within which to exercise options following termination of employment. In granting the options, the Board of Directors selected the capital gains tax track pursuant to the Israeli legislation.

In May 2007, the Company's shareholders approved a plan whereby the Company's current Chairman was granted 120,000 options to purchase ordinary shares of the Company under the 2003 Option Plan. The options vest over a period of four years from the date of grant, in four equal annual portions. The options are exercisable at a price per share of $15.53. As of the grant date, the average fair value was approximately $695. The fair value was calculated using the Black & Scholes option pricing model.

In accordance with the Company's Audit Committee and Board of Directors resolutions in March 2008, with respect to grants of 113,750 options which would otherwise expire in accordance with their terms in 2008 and 2009, the term of each of such grant was extended for an additional 3 year period from its original expiry date.

In 2009 and 2010, the Company's Board of Directors determined that with respect to prior grants of 80,000, 22,500 and 30,000 options, which would otherwise expire in accordance with their respective terms in 2009 and 2010 as a result of termination of employment, the term of each such grant was extended for an additional 3.5, 3 and 0.25 years respectively, from the date of termination.

The abovementioned extensions did not have a material effect on the Company's financial statements.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17- Equity (Cont.)

As of December 31, 2011, 567,000 options were granted under the 2003 Option Plan at an average exercise price of $10.20 per share. The exercise price is adjusted to reflect a dividend distributed following the option grant. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant (except for the abovementioned options whose exercise term was extended for an additional 3 year period).

2.	Changes during 2011, 2010 and 2009

The following table lists the number of share options, the weighted average exercise prices of share options and modification in employee option plans during 2011, 2010 and 2009:

	2011		2010		2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	$		$		$

Share options outstanding at beginning of the year	237,500	10.96	267,500	10.63	358,750	10.24
Share options granted during the year	-	-	-	-	-	-
Share options forfeited during the year	(5,000)	9.05	(20,000)	9.41	(91,250)	9.11
Share options exercised during the year (1)	-	-	(10,000)	5	-	-

Share options outstanding at end of the year	232,500	11.01	237,500	10.96	267,500	10.63

Share options exercisable at end of the year	232,500	11.01	207,500	10.3	206,250	9.21

(1)	The weighted average price per share of shares exercised in 2010 at the date of exercise is approximately $5.

No expense was recognized in respect of share-based payment in 2011 (in 2010 and 2009 expenses were recognized in the amounts of $88 and $127, respectively).

The weighted average remaining contractual life for the share options outstanding as of December 31, 2011 was 0.68 years (in 2010- 1.6 years).

The range of exercise prices for share options outstanding as of December 31, 2011 and 2010 was $5-$15.53.

There were no new options granted in 2011, 2010 and 2009.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18- Operating Segment

A.
The Company operates in one segment, namely "Holdings and Corporate Operations". This segment includes corporate headquarters and reflects the operations of the investments in investee companies and their sale.

B.	Revenues based on the location of customers, are as follows:

	December 31,
	2011 (*)	2010	2009
	$ thousands

Israel	1,682	855	490
USA & North America	1,110	1,570	1,416
Europe	747	698	947
Asia	5,803	3,220	3,821
South America	1,282	1,625	1,653
Other	3,479	1,640	1,577

	14,103	9,608	9,904

(*)	Represents income recognized until November 23, 2011, the date of Wavion's sale, see also Note 3.C.2.c) above.

C.	The Group had no major customers for the years ended December 31, 2011, 2010 and 2009.

D.	The majority of the Company's non-current assets are located in Israel.

Note 19- Contingent liabilities, pledges and commitments

A.	Legal claims

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

Note 19- Contingent liabilities, pledges and commitments (Cont.)

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

In January 2009, the Haifa District Court dismissed the plaintiffs' request to approve the claim as a class action. In March 2009, the plaintiffs appealed against the Haifa District Court's decision. The hearing on the appeal took place on December 8, 2010 and the Company is awaiting the Supreme Court's decision. At this stage, the personal claims of the plaintiffs for monetary damages and their request to treat certain of it as a derivative action remain pending. The Company has instituted execution office proceedings against the plaintiffs in connection with the expenses awarded to the Company up to the present time in the class action.

2.
With respect to the claim regarding Elscint, detailed in section 1 above, against Elron and various other defendants, in September 2006 two additional claims were filed in the Haifa District Court against the same defendants and based substantially on the same facts of the claim detailed in section 1 above, along with requests to recognize the claims as class actions. The claims are for an undisclosed amount. The court has determined that at this stage the defendants do not yet have to file statements of defense.

3.
The Company rejects all the allegations described above in Paragraphs 1 and 2 above, and management is of the opinion, based on the legal advice received, that it has good defense arguments against these claims, to the extent they are directed against it, which, more likely than not, will cause dismissal of the claims. Therefore, no provision in connection with the claims described above has been included in Elron's financial statements.

4.
The Company is involved in various claims, in addition to those described above, in the ordinary course of business. The costs that may result from these claims are recognized as provisions only when it is more likely than not that an obligation originating from past events will arise, and the amount of that obligation can be quantified or estimated within a reliable range. The amount of the provisions is based on the estimated risk factor in every claim. Events occuring during legal deliberations may require a renewed valuation of that estimation. The Company's estimation of the risk is based on the legal opinion of its legal consultants as well as the Company's estimation for probable settlement amounts that the Company may pay, providing both parties agree to the settlement's conditions. The aggregate amount of these claims, if accepted, is estimated by the plaintiffs at an immaterial amount. No provision was included in the financial statements in respect of these additional claims.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19- Contingent liabilities, pledges and commitments (Cont.)

B.	Commitments

1.	Operating lease commitments

The Company and the subsidiaries have operating leases in respect of their premises and motor vehicles with an average useful life of 3-5 years. The future minimum non-cancellable rental payments under these agreements as of December 31, 2011, are as follows:

$ thousands
First year	535
Second through fifth year	1,463

Total	1,998

Several subsidiaries have operating lease contracts for the rental of vehicles for a period of 36 months. The rental payments are CPI-linked. The companies have deposited approximately $59 covering rental payment for the last three months in respect of these contracts. These deposits are CPI-linked and bear no interest.

2.	For details about the Services Agreement with DIC, see Note 23.B.

3.	For details about other commitments with related parties, see Note 23.

Note 20- Supplementary statement of income data

A.	Gain from disposal of investee companies and changes in holdings, net

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2011	2010	2009
	$ thousands
Wavion (see Note 3.C.2.c))	21,436	-	-
Starling (see Note 3.C.2.a))	9,602	-	-
Medingo (see Note 3.C.2.b))	-	133,467	-
Safend (see Note 3.C.1.e))	2,286	-	-
Kyma(see Note 3.C.2.f))	407	-	-
Teledata (see Note 3.C.1.b))	-	22,364	-
Galil (see Note 3.C.1.c))	-	773	-
NetVision (See Note 3.C.1.j))	-	-	21,900
3DV (See Note 3.C.1.k))	-	1,034	6,090
ChipX (See Note 3.C.1.l))	-	-	1,548
Sela (See Note 3.C.2.e))	-	988	1,115
Notal (See Note 3.C.1.h))	-	1,610	-
Other (mainly due to decrease in holdings in Given)	2,084	(226)	1,149
	35,815	160,010	31,802

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Supplementary statement of income data (Cont.)

B.	Cost of sales

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2011	2010	2009
	$ thousands
Materials	1,659	3,724	4,023
Depreciation and amortization	81	57	74
Salaries, wages and related expenses	316	276	507
Changes in inventories and other	3,767	(109)	220
	5,823	3,948	4,824

C.	Research and development expenses, net

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2011	2010	2009
	$ thousands
Cost of research and development	19,731	20,203	26,163
Less: government grants	1,547	1,994	464

	18,184	18,209	25,699

D.	Sales and marketing expenses

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2011	2010	2009
	$ thousands
Salaries, wages and related expenses	3,254	3,445	4,228
Depreciation	2	12	21
Rent and building maintenance	70	111	143
Advertising and public relations	171	523	1,636
Commissions and royalties	882	1,427	981
Other	1,293	1,033	1,976

	5,672	6,551	8,985

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Supplementary statement of income data (Cont.)

E.	General and administrative expenses

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2011	2010	2009
	$ thousands
Salaries, wages and related expenses	3,808	6,999	8,943
Services agreement with DIC (*)	1,423	1,312	848
Depreciation and amortization	58	80	141
Rent and building maintenance	905	1,132	1,658
Professional services	2,094	2,312	2,182
Other	2,186	1,742	2,093

	10,474	13,577	15,865

(*)	For further information, see Note 23.B.

F.	Financial income and expenses

1.	Financial income

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2011	2010	2009
	$ thousands

Interest income from loans, deposits and other receivables	258	436	782
Interest income from bank deposits	601	784	111
Income from exchange rate differences, net	-	1,294	-
Other	645	225	520
Total financial income	1,504	2,739	1,413

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Supplementary statement of income data (Cont.)

2.	Financial expenses

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2011	2010	2009
	$ thousands

Interest expenses on financial liabilities measured at amortized cost	426	1,541	2,806
Interest expenses on financial liabilities measured at fair value	-	-	316
Negative change in fair value of financial assets and liabilities measured through profit and loss, net	714	1,331	901
Loss from change in exchange rate of foreign currency, net	1,822	-	818
Commissions	209	109	94
Other financial expenses	688	50	499
Total financial expenses	3,859	3,031	5,434

3.	Financial income (expenses), net, by components

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2011	2010	2009
	$ thousands
Deposits and receivables
Bank deposits	611	842	111
Other deposits and other receivables	(929)	1,897	782

Financial liabilities
Convertible debentures (*)	(714)	(1,331)	(1,217)
Loans - current	-	-	(891)
Loans - non-current	(1,323)	(1,700)	(2,806)

Total financial income (expenses), net	(2,355)	(292)	(4,021)

(*)	See Note 3.C.2.a) above.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Supplementary statement of income data (Cont.)

G.	Equity in losses of associates, net

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2011	2010	2009
	$ thousands
Company's share in net losses of associates (1) (2)	5,810	6,227	4,614
Amortization of excess cost in respect of associates	4,564	4,636	5,900
Total loss on equity basis, net	10,374	10,863	10,514

(1)
Including the Company's share in the losses of consolidated companies through the dates of their initial consolidation and of previously consolidated companies from the date of their deconsolidation and initial treatment under the equity method of accounting.

(B)	See also Note 3.A above.

H.	Other expenses (income), net

	For the	For the	For the
	year ended	year ended	year ended
	December 31	December 31	December 31
	2011	2010	2009
	$ thousands

Impairment losses from investments, financial assets and intangible assets (1)	15,720	4,194	1,853
Equity in losses of partnerships - Innomed	1,065	(118)	234
Gain from sale of KIT (2)	-	(1,993)	-
Loss from sale of property, plant and equipment	1	66	64
Impairment charge in respect of inventory of Starling (see also Note 7)	3,233	1,011	-
Other (3)	(585)	(24)	79
	19,434	3,136	2,230

(1)
Impairment losses in 2011 are primarily due to an impairment charge in respect of the investment in Enablence's shares (see Note 8.C) and debentures (see Note 8.C) and an impairment charge in respect of BPT (see Note 8.C). Impairment losses in 2010 were primarily due to an impairment charge in respect of Impliant which resulted from the decision of Impliant's Board of Directors to cease its operations (see Note 3.C.1.f)) and an impairment charge in respect of technology of Wavion (see Note 3.C.2.c)). Impairment losses in 2009 were primarily due to impairment charges of approximately $900 and $400 in respect of Radlive Ltd. and Kyma, respectively.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Supplementary statement of income data (Cont.)

(2)
In March 2004, Elron together with other shareholders of KIT eLearning B.V ("KIT"), including DIC ("the Sellers"), completed the sale of KIT to Online Higher Education B.V ("OHE"). In addition to an immediate consideration received as part of the transaction, the Sellers were entitled to an additional consideration of up to $10,000 (from which Elron's share amounted to up to approximately $5,700) based on earnings of KIT in the years 2006 and 2007 ("the Additional Consideration"). In 2008, OHE paid the Sellers a portion of the Additional Consideration in the amount of approximately $2,100 (of which Elron's portion was approximately $1,600 and DIC's portion was approximately $500). As a result, Elron recorded in 2008 a gain of approximately $1,400. Following a dispute between the Sellers and OHE over payment of the Additional Consideration balance and after the parties commenced arbitration proceedings, the parties signed a settlement agreement during July 2010. Pursuant to the settlement agreement, a final Additional Consideration was paid to the Sellers in the amount of approximately $2,900 (from which Elron's portion is approximately $2,100 and DIC's portion is approximately $800). As a result of the execution of this settlement agreement, a gain was recorded in 2010 in the amount of approximately $2,000.

(3)
Other income in 2011 are primarily comprised of a gain from the sale of shares of  GigOptix (in the amount of approximately $415) and a gain from the sale of shares of EVS (in the amount of approximately $128).

Note 21- Taxes on Income

A.	Tax laws applicable to the Group companies

Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, until 2007, the results for tax purposes were adjusted for the changes in the Israeli CPI.

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Since 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. Adjustments relating to capital gains such as for sale of property (betterment) and securities continue to apply until disposal. Since 2008, the amendment to the law includes, among others, the cancellation of the inflationary additions and deductions and the additional deduction for depreciation (in respect of depreciable assets purchased after the 2007 tax year).

The Law for the Encouragement of Capital Investments, 1959:

Some of the group companies have requested to be entitled to various tax benefits by virtue of the "beneficiary enterprise" status granted to part of their enterprises, as implied by this Law. The principal benefits by virtue of the Law are:

Alternative track:

Under this track, a company is tax exempt in the first ten years of the benefit period (dependent on the development area).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 21- Taxes on Income (Cont.)

In respect of expansion programs pursuant to Amendment No. 60 to the Law, the benefit period starts at the later of the year elected and the first year the Company earns taxable income provided that 12 years have not passed since the beginning of the year of election and for companies in development area A - 14 years since the beginning of the year of election.

Another condition for receiving the benefits under the alternative track is a minimum qualifying investment. This condition requires an investment in the acquisition of productive assets such as machinery and equipment (and for hotels, buildings as well), which must be carried out within three years. The minimum qualifying investment required for setting up a plant is NIS 300 thousand. As for plant expansion, the minimum qualifying investment is the higher of NIS 300 thousand and an amount equivalent to the "qualifying percentage" of the value of the productive assets. Productive assets that are used by the plant but not owned by it will also be viewed as productive assets.

The qualifying percentage of the value of the productive assets is as follows:

The value of productive assets before the expansion (NIS in millions)	The new proportion that the required investment bears to the value of productive assets

Up to 140	12%
140 - 500	7%
More than 500	5%

The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Law ("a beneficiary company"), and which is derived from an industrial enterprise or a hotel. The Law specifies the types of qualifying income that is entitled to tax benefits under the alternative track both in respect of an industrial enterprise and of a hotel, whereby income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

As for industrial enterprises, in each tax year during the benefit period, one of the following conditions must be met:

1.	Its main field of activity is biotechnology or nanotechnology as approved by the Head of the Administration of Industrial Research and Development, prior to the approval of the aforementioned plan.

2.
Its sales revenues during the tax year of the facility from a specific country do not exceed 75% of its total revenues of the facility for that tax year. A "market" is defined as a separate country or customs duty territory.

3.	At least 25% of its revenues during the tax year were generated by sales of the facility in a specific market with a population of at least 12 million.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 21- Taxes on Income (Cont.)

Amendments to the Law for the Encouragement of Capital Investments, 1959:

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

As of December 31, 2011 the Group companies were not under the effect of the amendment. The amendments to the law had no  influence over the deferred tax balance of the Company as of December 31, 2011.

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

B.	Tax rates applicable to the Group

The rate of the Israeli corporate tax is as follows: 2009 - 26%, 2010 - 25%, 2011 - 24%. Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly. This change does not have a material effect on the Company's financial statements.

C.	The Company received final tax assessments through 2005. The subsidiaries received final tax assessments through 2005-2006.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 21- Taxes on Income (Cont.)

D.
Carryforward operating tax losses and capital losses of the Group total approximately $290,000 as of December 31, 2011. Carryforward tax losses in Israel may be set against future taxable income. Deferred tax assets relating to carryforward operating losses and to other temporary differences of approximately $90,000 were not recognized because their utilization in the foreseeable future is not probable. In addition, the Company does not have tax results carried to other comprehensive income.

E.	Taxes on income included in the statements of income

	Year ended December 31,
	2011	2010	2009
	$ thousands

Current taxes	-	1,735	-
Deferred taxes	400	4,746	-
Net taxes in respect of previous years	202	(369)	(2,453)

	602	6,112	(2,453)

F.	Deferred taxes

As of December 31, 2011, the Group had deferred tax liabilities in the amount of approximately $5,010 ($4,746 in 2010) which are presented under non-current liabilities.

Tax liabilities in the amount of approximately $19,540 (approximately $5,250 as of December 31, 2010) have not been recognized in respect of temporary differences associated with investments in investees in the amount of approximately $78,160 (approximately $84,800 as of December 31, 2010), because the realization of these investments in the foreseeable future is not expected (which realization is at the Company's discretion), and because the distribution of dividends by these companies is not liable for tax.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 21- Taxes on Income (Cont.)

G.
A reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in the statement of income is as follows:

	Year ended December 31,
	2011	2010	2009
	$ thousands

Income (loss) before taxes on income	(22,711)	111,558	(31,848)

Statutory tax rate	24%	25%	26%

Tax (tax saving) computed at the statutory tax rate	(5,451)	27,890	(8,280)
Increase (decrease) in taxes on income resulting from the following factors:
Company's share of earnings (losses) of associates	2,490	2,716	2,734
Changes in temporary differences with respect to which deferred taxes were not recognized	(6,349)	(39,490)	(1,632)
Increase in unrecognized tax losses for which deferred taxes were not recognized	9,693	22,237	7,035
Utilization of previously unrecognized tax losses for which deferred taxes were not recognized in the past	(37)	(7,272)	-
Non-deductible expenses for tax purposes	413	400	143
Income in a special tax rate	(359)	-	-
Taxes in respect of previous years	202	(369)	(2,453)

Taxes on income (tax benefit)	602	6,112	(2,453)

Note 22- Net earnings (loss) per share

A.	Basic net earnings (loss) per share

1.	Details of the income (loss) used in the computation of basic net earnings (loss) per share

	Year ended December 31,
	2011	2010	2009
	$ thousands

Net earnings (loss) attributable to ordinary shareholders	(17,021)	60,678	(14,304)

Adjustment for Company's share in the basic net earnings (loss) per share of associates (*)	(1,745)	(1,918)	50

Income (loss) used in computation of basic net earnings (loss) per share	(18,766)	58,760	(14,254)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 22- Net earnings (loss) per share (Cont.)

2.	Details of the number of shares used in the computation of basic net earnings (loss) per share

	Year ended December 31,
	2011	2010	2009
	$ thousands

Balance as of January 1	29,660,017	29,650,017	29,650,017

Effect of options converted into shares	-	4,611	-

Weighted average number of ordinary shares used in the computation of basic net earnings (loss) per share	29,660,017	29,654,628	29,650,017

B.	Diluted net earnings (loss) per share

1.	Details of the income (loss) used in the computation of diluted net earnings (loss) per share

	Year ended December 31,
	2011	2010	2009
	$ thousands

Income (loss) used in the computation of basic net earnings (loss) per share	(18,766)	58,760	(14,254)

Adjustment for Company's share in the diluted net earnings (loss) per share of associates (*)	-	38	(338)

Income (loss) used in computation of diluted net earnings (loss) per share	(18,766)	58,798	(14,592)

(*)
Represents adjustments for differences between the Company's share in the income or losses of associates, and the associate's earnings or loss per share multiplied by the number of shares held by the Company.

2.	Details of the number of shares used in the computation of diluted net earnings (loss) per share

	Year ended December 31,
	2011	2010	2009
	$ thousands

Number of shares used in the computation of basic net earnings (loss) per share	29,660,017	29,654,628	29,650,017

Effect of options convertible into shares	-	11,572	-

Weighted average number of ordinary shares used in the computation of diluted net earnings (loss) per share	29,660,017	29,666,200	29,650,017

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 22- Net earnings (loss) per share (Cont.)

To compute diluted net earnings (loss) per share for 2011 and 2009, options to employees under share-based payment plans have not been taken into account since their conversion decreases the loss (anti-dilutive effect).

Note 23- Balances and transactions with related and interested parties

A.	Related parties

The related parties of the Company are DIC, IDB, related parties of DIC and IDB, associates and subsidiaries, directors and key management personnel of the Company, DIC or IDB, and a close member of the family of any of the persons mentioned above. For details regarding holdings in investee companies – see Notes 3.A.4 and 3.B.1.

For details in respect of Elron's, RDC's and DIC's holdings in Given, see Note 3.C.1.i).

B.	Details of transactions with related and interested parties

Classification of transactions as negligible transactions

The Board of Directors of the Company adopted a policy determining guidelines and rules for the classification of a transaction by the Company or by a consolidated company with a related party in which the controlling shareholder in the Company has a personal interest as a negligible transaction. These rules and guidelines are used to examine the extent of disclosure in the Company's immediate reports, annual reports and prospectus (including shelf offering reports) pursuant to the Israeli Securities Law regarding a transaction by the Company, a corporation under its control and any associate, with the controlling shareholder or in which the controlling shareholder has a personal interest in the approval thereof, as stipulated in the applicable Israeli Securities Regulations.

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

In the absence of any special qualitative considerations given the specific circumstances, a transaction that is not extraordinary (in other words - it is conducted in the ordinary course of its business, under market conditions, and does not have a material impact on the Company), it will be considered a negligible transaction, if the relevant criteria calculated for the transaction (one or more, as set out below) is less than one percent (1%) of the Company's equity according to the Company's last consolidated financial statements, and if the transaction amount does not exceed $1,200.

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

Note 23- Balances and transactions with related and interested parties (Cont.)

In cases which, according to the Company's discretion, all of the aforementioned quantitative criteria are irrelevant in determining whether the related party transaction is a negligible, the transaction shall be evaluated based on other relevant criteria set by the Company, provided that the relevant criterion calculated for the transaction is lower than one percent (1%).

Services agreement with DIC

On March 19, 2009, the Company entered into a Services Agreement with DIC ("the Services Agreement"), which was approved by the Company's Audit Committee and Board of Directors, and subsequently, by a special meeting of the Company's shareholders. Pursuant to the agreement, effective from May 1, 2009, the Company receives managerial and administrative services from DIC that include CEO, CFO, comptroller, general counsel, corporate secretary, junior employee and administration employee services, for which the Company pays DIC an annual fee equivalent to NIS 4,700,000, CPI-linked (approximately $1,230 as of December 31, 2011). Under the agreement, the services are provided by persons designated by DIC, subject to the Company's approval (other than the CEO and CFO who are appointed by the Company following its proposal of such officers and approval by DIC and the Company's Board of Directors, and other than the comptroller, general counsel and corporate secretary, who are appointed by the Company following its proposal of such officers and approval by DIC) and shall be employed or otherwise engaged by DIC, at its expense ("Staff Persons"). The services do not include chairman of the board services and other headquarter services (such as offices, professional services of third parties etc.). In connection with the agreement, all the Company's employees, except its Chairman, were terminated in May 2009, some of whom joined DIC. As of December 31, 2009, all the Company's liabilities in respect of these employees' termination were paid in full.

The term of the agreement is three years, subject to either party having the right to terminate it on at least 120 prior notice if DIC is no longer the Company's largest shareholder. The Company, at its sole discretion and at its expense, and subject to the approvals required by law, may pay Staff Persons special bonuses for their special contribution to the Company. According to the Services Agreement, DIC is obligated to provide the services through a sufficient number of people with the appropriate experience and capabilities. In addition, DIC may designate Staff Persons or other persons to serve on the boards of directors of companies in which the Company has invested, after receipt of the approval of the Company's CEO.

Pursuant to the terms of the agreement, the Company has agreed to indemnify DIC for any amounts DIC will be required to pay as a result of any legal or administrative proceedings initiated by any third party (other than Staff Persons), seeking to impose liability on DIC arising from any act of omission in performing the services, unless such act or omission amounted to gross negligence or was done other than in good faith. Moreover, DIC will not be responsible for any act of omission of any Staff Person performing the services unless such act or omission was made pursuant to the express instructions of DIC. In addition, the Company provides to Staff Persons performing functions of officers, indemnification letters with respect to liabilities to which they will become exposed by virture of performing such functions.
In February 2012, subsequent to the reporting date, the Services Agreement was amended and extended for a further three year period commencing from May 1, 2012. The main terms of the amended agreement remain unchanged, while the annual fee the Company shall pay for the services under the amended agreement is NIS 5,900,000, CPI-linked (approximately $1,544 as of December 31, 2011). The agreement's amendment and extension was approved by the Company's Audit Committee and Board of Directors, and subsequently, by a special meeting of its shareholders.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 23- Balances and transactions with related and interested parties (Cont.)

Loans to subsidiaries

a)	As for loans granted by the Company to Starling see Note 3.C.2.a).

b)	As for loans granted by the Company to RDC and their repayment see Note 3.C.2.d).

c)	As for the Company's and RDC's holdings in Starling convertible debentures see Note 3.C.2.a).

d)	As for loans granted by the Company to Wavion see Note 3.C.2.c).

e)	As for loans granted by the Company to Pocared and their conversion, see Note 3.C.1.a).

f)	As for loans granted by the Company to NuLens, see Note 3.C.1.d).

g)	As for a loan granted by the Company to Safend see Note 3.C.1.e).

The Company's engagement with IDB in an arrangement providing for the use of space in the Company's offices

On July 21, 2010, following approval by the Company's Audit Committee and Board of Directors, the Company's shareholders approved an agreement between the Company and IDB pursuant to which the Company would agree to make available to IDB, to the extent that it is interested, from time to time, available office space in its offices at 3 Azrieli Center, 42nd floor, Tel Aviv, Israel, which space is not used by the Company, in accordance with the terms of its lease agreement. In consideration for the use of available office rooms which IDB shall wish to use, IDB shall pay the Company an amount per square meter equal to the amount per square meter according to the rental fees (including management fees to the management company of the building in which the Company's offices are located) and the municipality taxes which the Company pays for its offices. The calculation of the amount per such square meter shall be according to the total net area (in square meters) of the Company's offices and office rooms which shall be used by IDB without taking into account a pro rata share of the public areas located outside the Company's offices. As of the reporting date, the consideration for such use amounts to approximately NIS 176 (approximately $0.046) per square meter per month, CPI-linked plus VAT as required by law. Following the approval of this arrangement, IDB notified the Company that it intended to use one of the available rooms based on the above conditions. On August 8, 2011, the Company's audit committee resolved to limit the Company's agreement with IDB providing for the use of the Company's office space to a three-year period commencing on the date of such resolution, until August 8, 2014. In addition, in March 8, 2011, the Company's audit committee approved the use of one of the available rooms by DIC. This arrangement with DIC is a negligible transaction for the Company.

The Company's engagement with IDB in an arrangement to receive support center services

On July 21, 2010, following approval by the Company's Audit Committee and Board of Directors, the Company's shareholders approved an agreement between the Company and IDB pursuant to which the Company would receive IT support services from IDB's IT support center in consideration for the Company's pro rata portion of the support center's costs in connection therewith, calculated pro rata to the number of users (including those of RDC) receiving IT support from the IDB support center.On August 8, 2011, the Company's Audit Committee resolved to limit the Company's agreement with IDB providing for the receipt of IT support services to a three-year period commencing on the date of such resolution, until August 8, 2014.

Directors' compensation in connection with service provided by officers as directors of Given

The Company received directors' remuneration of approximately $59 in 2011 in connection with the service provided by its officers on the board of directors of Given.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 23- Balances and transactions with related and interested parties (Cont.)

C.	Composition of balances with interested and related parties As of December 31, 2011

	Controlling shareholder (parent company)	Other related parties and interested parties	Ultimate parent company	Associates	Key management personnel
	$ thousands

Other accounts receivable	4	2	-	7	-
Other accounts payable	(11)	-	(4)	-	(157)
Highest balance during the year of loans and current debts	-	-	-	12	-

As of December 31, 2010

	Controlling shareholder (parent company)	Other related parties and interested parties	Ultimate parent company	Associates	Key management personnel
	$ thousands

Other accounts receivable	12	-	-	30	-
Other accounts payable	(15)	(2)	(32)	-	(180)
Convertible debentures	-	(530)	-	-	-
Highest balance during the year of loans and current debts	-	-	-	30	-

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 23-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties

Year ended December 31, 2011

	For terms	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates and subsidiaries	Key management personnel	Other related parties and interested party
	see Note	$ thousands

Income
Interest and commission for guarantees		-	-	-	38	-	-
Participation in directors' remuneration		-	-	-	59	-	-
Participation in expenses		11	-	3	24	-	-

Expenses
Services Agreement-related expenses	23.B	(1,423)	-	-	-	-	-
Participation in expenses		-	-	(49)	-	-	-
Directors' remuneration	23.D.5	(48)	-	(9)	-	(372)	-
Insurance-related expenses	23.D.4	-	-	-	-	-	(123)
Salaries, wages and related expenses		-	-	-	-	(697)	-
Other		-	(145)	-	-	-	(68)

		(1,460)	(145)	(55)	121	(1,069)	(191)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 23-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Year ended December 31, 2010

	For terms	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates and subsidiaries	Key management personnel	Other related parties and interested party
	see Note	$ thousands

Income
Interest and commission for guarantees		-	-	-	147	-	-
Participation in directors' remuneration		-	-	-	35	-	-
Participation in expenses		38 (*)	-	3	29	-	-

Expenses
Services Agreement-related expenses	23.B	(1,312)	-	-	-	-	-
Participation in expenses		-	-	(78)	-		-
Directors' remuneration	23.D.5	(70)	-	(25)	-	(371)	-
Interest expenses	15(5)	(742)	-	-	-	-
Insurance-related expenses	23.D.4	-	-	-	-		(321)
Salaries, wages and related expenses		-	-	-	-	(903)	-
Other		-	(137)	-	-	-	(360)

		(2,086)	(137)	(100)	211	(1,274)	(681)

(*)              For details regarding the payment of a bonus to the Company's CEO by the controlling shareholder, see Note 17.E.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 23-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Year ended December 31, 2009

	For terms	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates and subsidiaries	Key management personnel	Other related parties and interested party
	see Note	$ thousands

Income
Interest and commission for guarantees		-	-	-	750	-	-
Participation in directors' remuneration		-	-	-	80	-	-
Participation in expenses		102	-	-	-	-	-
Consideration from sale of NetVision	3.C.1.j)	34,109	-	-	-	-	26,661

Expenses
Services Agreement-related expenses	23.B	(848)	-	-	-	-	-
Participation in expenses		-	-	(32)	-	-	-
Directors' remuneration	23.D.5	(79)	-	(23)	-	(309)	-
Interest expenses	15(5)	(1,561)	-	-	-	-	-
Insurance-related expenses	23.D.4	-	-	-	-	-	(321)
Salaries, wages and related expenses		-	-	-	-	(802)
Other		-	(108)	-	-	-	(131)

		31,723	(108)	(55)	830	(1,111)	26,209

a. See Note 17.G.1 above regarding options granted to the Company's Chairman.
b. See Note 15(5) above regarding loans from DIC.
c. See Note 3.C.1 above regarding the sale of NetVision and Galil and the investment in Given.
d. See Note 20.H.2 above regarding the sale of KIT.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 23-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Compensation of key management personnel employed by the Company (including directors)

	No. of personnel in	For the year ended December 31, 2011		No. of personnel in	For the year ended December 31, 2010		No. of personnel in	For the year ended December 31, 2009
	2011	$ thousands		2010	$ thousands		2009	$ thousands
Short-term employee benefits	1	509	(*)	1	767	(*)	1	617
Termination benefits	1	56		1	51		1	49
Share-based payment transactions	1	132		1	85		1	136
Total		697			903			802

(*)	See Section 1 (Grants) below for details regarding a bonus for the year 2010 which was included under short-term benefits.

Compensation of key management personnel not employed by the Company (including directors)

	No. of personnel in	For the year ended December 31, 2011	No. of personnel in	For the year ended December 31, 2010	No. of personnel in	For the year ended December 31, 2009
	2011	$ thousands	2010	$ thousands	2009	$ thousands
Short-term employee benefits	10	429	10	466	12	411

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period relating to key management personnel.

The amounts disclosed in the table do not include compensation paid to key management personnel of the Company by DIC according to the Services Agreement (see Note 23.B above).

1.	Grants:

In March 2010, the Company's Audit Committee and Board of Directors approved an annual bonus in the amount of NIS 950,000 (then equivalent to $255) to the Company's Chairman, Arie Mientkavich, for 2009. The bonus is equivalent to 7.9 times Mr. Mientkavich's monthly salary during the year 2009. On July 21, 2010, the Company's shareholders approved payment of the bonus.

In March, 2011, the Company's Audit Committee and Board of Directors approved an annual bonus in the amount of NIS 1,200,000 (equivalent to approximately $330) to the Company's Chairman, Arie Mientkavich, in accordance with his employment agreement, for 2010. The bonus was not presented to the Company's shareholders for approval and has not been paid. Due to the fact that the bonus was not ultimately paid, despite having been approved, the Chairman approached the Company and proposed that the bonus will be turned into a performance bonus in lieu of a cash bonus, such that the value of the bonus will be only approximately 45% of the value of the bonus that was prviously approved but not paid, and will include an option component that is directly linked to the Company's performance or to significant challenges.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 23-Balances and transactions with related and interested parties (Cont.)

Accordingly, in February 2012, following approval of the Company's Audit Committee and Board of Directors, the Company's shareholders approved the granting of phantom options to purchase 375,772 Preferred F Shares of Pocared to the Chairman, representing approximately 2% of the Company's holdings in Pocared's Preferred F shares (approximately 0.5% of Pocared's share capital). The exercise price per share of each option shall be 60.5 cents representing the actual price per share paid by the Company for each share in its last investment in Pocared in September 2011. The options are exercisable until the fourth anniversary of the date of approval by the shareholders of the Company. The options shall be automatically exercisable upon an exit event (as defined below) during the four year period. If an exit event does not occur by the fourth anniversary of the date of approval by the shareholders of the Company, then the value of the options will be determined on the date of their expiry based on a valuation to be performed by a valuator chosen by the Company's audit committee. The options will be exercised into cash, in an amount equal to the difference between the exercise price and the price at which they are either sold or valued. For this purpose, an exit event shall be deemed to have occurred in the event of a sale of most of the shares or assets of Pocared or in the event of an initial public offering of the securities of Pocared or in the event of the sale of more than 50% of the holdings of the Company in Pocared. If the proceeds in respect of the Pocared shares, in the case of an exit event, received by the Company are in the form of securities, then the Company shall pay the Chairman in cash an amount equal to the fair value of the said securities as determined by an external independent valuator appointed by the Company's Audit Committee.

The options for shares of Pocared granted to the Chairman shall be changed or exchanged, as a result of any change to the Series F Preferred Shares of Pocared in accordance with changes in equity. In the event that any dividends are distributed with respect to the Series F Preferred Shares at any time until the exit event, the exercise price per share of each option will be reduced by the amount per share of the dividend so distributed.

In respect of this grant the Company recognized an expense in the amount of approximately $132 in 2011. In addition, an employee (who provides services to Elron under the Services Agreement) was granted phantom options for shares of Pocared on similar terms. In respect of this grant the Company recognized an expense in the amount of approximately $200.

In December 2009, the Company's Audit Committee and Board of Directors approved a special bonus to Prof. Gabi Barbash in the amount of NIS 600,000 (then approximately $160) for his contribution to the investee company 3DV. On July 21, 2010, the Company's shareholders approved payment of the bonus.

In March 2010, following approval of the Company's Audit Committee and Board of Directors, the Company's shareholders approved a special bonus in the amount of NIS 492,000 (then approximately $134) to the Company's CEO, Mr. Ari Bronshtein, for 2009. Since Mr. Bronshtein also serves as an officer (Vice President) of the Company's controlling shareholder, DIC, in the third quarter of 2010, DIC decided to bear the full payment of the bonus to Mr. Bronshtein. See also Note 17E above.

In March 2010, following approval of the Company's Audit Committee and Board of Directors, the Company's shareholders approved a special bonus in the amount of NIS 552,000 (then approximately $150) to the Company's then co-CEO, Dr. Zvi Slovin. The bonus was paid through DIC in accordance with the Services Agreement.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 23-Balances and transactions with related and interested parties (Cont.)

2.	Consulting Agreement

In September 2009, following the approval of the Company's Audit Committee and Board of Directors, the Company's shareholders approved a consulting agreement with one of its directors, Prof. Gabi Barbash, pursuant to which, in addition to his director fees, he will receive $5,000 per month for his additional services to to the Company, mainly consulting services in connection with its medical device group companies. The agreement commenced in August 2009 and terminated in August 2010. In October 2011, following the approval of the Company's Audit Committee and Board of Directors, the Company's shareholders approved the renewal of the consulting agreement commencing from September 2010 until December 2012, on the same terms.

3.	Indemnification and exemption to directors and officers

In 2001, following the approval of the Company's Audit Committee, Board of Directors and shareholders, the Company granted letters of indemnification to its directors and officers. The aggregate indemnification shall not exceed 25% of the Company's shareholders' equity according to the Company's consolidated financial statements for the year ended December 31, 2000, amounting to approximately $70,000, for all persons and cases to be indemnified. In addition, the Company undertook to exempt its directors and officers, to the extent permitted by law, from any liability towards the Company for any damage caused or that may be caused to it by them, if caused or that may be caused following a breach of their duty of care towards it. The Company continues to grant letters of exemption to its directors and officers who and/or whose relatives are not controlling shareholders and/or in the granting of which the Company's controlling shareholders do not have a personal interest, in accordance with the above terms.

Following approval of the Company's Audit Committee, Board of Directors and shareholders, commencing from February 2012, subsequent to the reporting date, the Company grants amended letters of indemnification to all of the directors and officers who serve and will serve from time to time, and to its officers (including directors) who serve and/or shall serve therein from time to time and who are and/or whose relatives are controlling shareholders as of February 1, 2012 and/or in the granting of which the Company's controlling shareholders may have a personal interest. The indemnification amount that the Company shall pay to all of its officers, in the aggregate, including officers who serve or will serve, at its request, as officers of other companies, according to all of the amended letters of indemnification that shall be issued to them by the Company according to the indemnification resolution, in respect of a monetary liability, shall not exceed, in the aggregate, 25% of the Company's equity (in U.S. dollars) according to its latest financial statements (annual or quarterly) that are known before actual payment of the indemnification. The letters of indemnification shall remain in effect until February 2021, with the exception of letters of indemnification that shall be granted to directors and to officers who and/or whose relatives are controlling shareholders, which will remain in effect for three years until February 2015.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 23-Balances and transactions with related and interested parties (Cont.)

The Company's indemnification obligation for Elron's directors and other officers will remain in effect even after the end of the term of the directors and officers provided that the actions with respect to which the indemnification is given, were and/will be performed during the term of service or during the period in which the indemnification was in effect, as applicable. The provisions of the amended indemnification letter approved in February 2012 will prevail over any previous undertaking or consent, whether written or oral, between the Company and the said directors / officers on the matters stated in the amended letter of indemnification, also in relation to events that occurred prior to grant of the amended indemnification letter, and before indemnification was requested from the Company in relation to such events, as long as the previous indemnification, if any, continues to apply and to be valid, subject to any law, in relation to any such event (even if the indemnification was requested from the Company after the amended letter was granted) if the terms and conditions of the amended indemnification letter worsen the terms and conditions of the indemnification in relation to such event.

4.	Directors and officers insurance policy

In April 2005, following the approval of the Company's Audit Committee and Board of Directors, the Company's shareholders approved the purchase of a directors' and officers' liability insurance policy for its and its subsidiaries' directors and officers from Clal Insurance Company Ltd. ("Clal Insurance"), a related party, and approved the application of the policy to those of its directors, and any future director or officer of the Company who may currently be considered a controlling shareholder under the Israel Companies Law, 1999.

In addition, the Company's shareholders approved any renewal and/or extension of the Policy for all its directors and officers and the purchase of any other directors' and officers' liability insurance policy for its directors and officers upon the expiration of the original policy; provided that any such renewal or purchase is for the benefit of its previous and/or current and/or future directors and officers and on terms substantially similar to those of the original policy, and provided that the premium will not increase by more than 25% in any year, as compared with the previous year. The annual premium for 2010 was $320.

On January 1, 2011, the policy was renewed for a period of 18 months ending on June 30, 2012 on the following main terms: (1) the coverage under the Policy was limited to $30,000 per claim and in the aggregate during the Policy period, an amount equal to that approved by the Company's shareholders as stated above; (2) the premium for a period of 18 months amounted to approximately $184 (an annual premium of approximately $120).

In February 2012, subsequent to the reporting date, following approval of the Company's Audit Committee and Board of Directors, the Company's shareholders approved in advance its engagement in a directors' and officers' liability insurance policy from July 1, 2012 (the date of expiration of its current policy) through Clal Insurance or through another insurer, for a period to be determined ("Initial Insurance Period"), and to approve, in advance, its engagement in an insurance policy after expiration of the Initial Insurance Period, all including by way of extension of the present policy and/or through the purchase of new policies, and which shall apply with respect to directors and officers, as shall serve in the Company or the Group from time to time, including officers who or whose relatives are controlling shareholders. The engagement in such insurance policies is subject to the Company's Audit Committee and Board of Directors having determined that no material changes occurred in the terms and conditions of the insurance compared with those of its current policy, and that the increase in the sum of the insurance premium shall not exceed 50% relative to the insurance premium paid for its current policy. This approval will remain in effect for three years from the Initial Insurance Period.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 23-Balances and transactions with related and interested parties (Cont.)

5.	Directors' compensation

Compensation to directors who are controlling persons or their family members, for their employment as directors of the Company and their participation it its meetings and committees was approved by the Company's shareholders on October 18, 2007 (following approval by the Company's Audit Committee and Board of Directors), in the maximum amounts stated in regulations 4 and 5 of the Israel Companies Regulations (Rules Regarding Remuneration and Expenses for an Outside Director), 2000. Directors' compensation or any other compensation shall not be paid to directors who are paid employees of the Company or of a company under its control, or who are eligible to compensation therefrom in a capacity other than director of the Company.

Due to Amendment No. 16 to the Israel Companies Law, 1999, in December 2011, the Company's Audit Committee and Board of Directors approved to continue to grant compensation to those of the Company's  directors who are controlling shareholders and/or affiliates thereof, or to those of the Company's directors whose compensation for holding office is paid to a controlling shareholder of the Company, who at the resolution date held office and who may hold office from time to time, for a three-year period until October 24, 2014. The audit committee's and board of directors' approval was given pursuant to the Israeli Companies Regulations (Reliefs in Related Parties Transactions), 5760-2000.

Directors' fees which do not exceed the customary remuneration that was paid by the Company for the year 2011 to the directors of the Company during this period, 10 directors in total, amounted to approximately $429 (see section D above). Of such amount, a sum of approximately $9 was paid to IDB Holding Corporation Ltd. for the service of two officers thereof as directors of the Company, a sum of approximately $48 was paid to DIC for the service of two officers  thereof as directors of the Company, and a sum of approximately $27 was paid to Dori Manor, a controlling shareholder of the Company, for his office as a director of the Company, in 2011. Since September 2010, Ms. Rona Dankner, a director of the Company and the daughter of the ultimate controlling shareholder of the Company, Mr. Nochi Dankner, waived the entire director's remuneration that she is entitled to receive from the Company (which amounted to immaterial amounts).

6.	Share based payments

The Company's Chairman, in his capacity as a director of Given, holds the following options to purchase ordinary shares of Given:

Type	Number of options		Expiry date	Exercise price ($)	Fair value of aggregate grant

Options	35,000		July 2014	29.42	413
Options	10,000		July 2015	16.00	55
Options	10,000		August 2014	11.55	44
Restricted share units (RSUs)	4,545				80
Restricted share units (RSUs)	4,545	(*)

(*)	Restricted until Given's next annual shareholders meeting, expected to take place in May 2012.

For details regarding options on regular shares of the Company issued to the Chairman of the Company's board of directors, see Note 17.G.1.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24- Financial instruments

A.	Classification of financial assets and financial liabilities

The financial assets and financial liabilities in the statement of financial position are classified by groups of financial instruments pursuant to IAS 39:

	December 31,
	2011	2010
	$ thousands
Financial assets:

Loans and other current assets:
Trade receivables	-	3,061
Other accounts receivable	24,894	1,853
Other long-term receivables	5,249	28,053

Other investments (accounted as available-for-sale)	17,524	20,221
Available-for-sale financial assets classified as held for sale	3,155	17,211

Financial liabilities:

Financial liabilities measured at amortized cost:
Loans from bank and others	3,288	1,385
Trade payables and other current liabilities	3,999	9,931
Royalty bearing government grants	958	9,156

Financial liabilities at fair value through profit or loss:
Convertible debentures (Financial liabilities designated as such upon initial recognition)	-	3,514
B.	Management of financial risks

The Company is exposed to various risks resulting from the use of financial instruments, such as:
•	Market risk (including currency risk, CPI risk, interest rate risk and other price risk).
•	Credit risk.
•	Liquidity risk.

The officer responsible for management of the Company's risks is Mr. Yaron Elad, the Company's CFO.

The handling of financial exposures, formulation of hedging strategy, supervision over, execution and provision of an immediate response to extraordinary developments in the various markets, is under the responsibility of the officer responsible for the Company's risk management, who acts in consultation with the Company's CEO, Audit Committee members and Investment Committee members. A report on the implementation of the Company's policy is presented to the members of the Audit Committee on a quarterly basis.

The Company's principal financial liabilities comprise of loans and borrowings, royalty bearing government grants and trade and other payables. The main purpose of these financial liabilities is to finance the Company's and group companies' operations. The Company's financial assets include trade and other receivables (current and non-current), and cash and short-term deposits that derive directly from its operations. The Company also holds available-for-sale investments, and occasionally enters into derivative transactions (mainly with respect to foregin currency hedge).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24- Financial instruments (Cont.)

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: currency risk, CPI risk, other price risk and interest rate risk. Financial instruments affected by market risk include loans and borrowings, deposits, available-for-sale investments and derivative financial instruments.

1.	Currency risk

Since most of the investee companies operate in Israel, the Group's main exposure results from changes in the exchange rate between the New Israeli Shekel ("NIS") and the dollar. Elron's functional currency, as well as that of most of its investee companies, is the dollar. Elron's policy is to reduce exposure to exchange rate fluctuations by having, to the extent possible, most of its and its investee companies' assets and liabilities, as well as most of their revenues and expenditures in dollars, or dollar linked. However, salaries and related expenses, as well as expenses related to the DIC Services Agreement (see Note 23.B) and other operating expenses are denominated in NIS. It is the Company's and its investee companies' policy to use derivative financial instruments, from time to time, to limit exposure to changes in the exchange rate between the NIS and the dollar or to keep a portion of the Company's and its investee companies' resources in NIS against a portion of their future NIS expenses and against liabilities denominated in NIS. If the NIS should strengthen against the dollar, it may harm the Company's and its investee companies' results of operations. In addition, the Company is exposed to the impact of exchange rates on the activities of investee companies whose functional currency is the NIS.

The Company holds a significant portion of its cash balances in dollars, however, in the future, changes may take place from time to time in the amounts of these balances, in how the Company maintains its cash, and the portion of cash it holds in each currency, based on business developments and future decisions.

2.	CPI risk

The Company is engaged in a services agreement with DIC (see Note 23.B). In addition, the Company and several group companies are engaged in a number of lease agreements that are linked to the CPI for various time periods, which are also impacted by changes in the CPI.

3.	Other price risk

The Company has investments in unquoted financial instruments and in quoted financial instruments that are classified as financial assets available-for-sale and financial assets held for sale, which expose the Company to risk stemming from fluctuations in the security price determined based, among other things, on the stock market prices.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24- Financial instruments (Cont.)

4.	Interest risk

The Group is exposed to market risks resulting from changes in interest rates, relating primarily to Elron's and RDC's obligations to banks and interest bearing deposits in banks. As of the approval date of the financial statements, Elron and RDC do not use derivative financial instruments to limit exposure to interest rate risk. In addition, at December 31, 2011, the Company had no external debt and therefore is not exposed to changes in interest rates (as stated in Note 15, during 2010 the Company and RDC repaid all loans received from banks). However, as aforesaid in Note 15(4), as of December 31, 2011, the Company has a variable interest dollar credit line from Silicon Valley Bank which is yet to be exercized and RDC has variable interest dollar shareholder loans from Elron and from Rafael. In addition, certain of the investee companies have variable interest loans. Therefore, an increase in interest rates would result in an increase in their and RDC's financial expenses and may lead to an increase in the Company's financial expenses as well should it utilize the credit line.

The following table details the interest of the Group's interest-bearing financial instruments:

	December 31,
	2011	2010
	$ thousands
Fixed rate instruments:

Financial assets	22,208	55,744
Financial liabilities	-	(753)

	22,208	54,991
Floating rate instruments:

Financial assets	40,635	25,215
Financial liabilities	(4,242)	(9,788)

	36,393	15,427

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

As the Group holds most of its cash and cash equivalents, short-term and long-term investments and other financial instruments in various financial institutions with high credit ratings, the Group does not have significant concentrations of credit risk. The Company's policy is spreading out its cash investments among the various institutions. Pursuant to the Company's policy, assessments are made on an ongoing basis regarding the relative credit strength of the various financial institutions. As of December 31, 2011, cash and cash equivalents amounted to $40,062. In addition, other long term receivables include $1,900 in escrow from the sale of Wavion (see Note 3.C.2.c)), and other current assets include $22,639 in escrow from the sale of Medingo (see Note 3.C.2.b)).

As of December 31, 2011 , there are no trade receivables in the consolidated statements of financial position.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24- Financial instruments (Cont.)

Liquidity risks

The Group's policy for managing its liquidity is to assure, to the extent possible, that it will have sufficient liquidity to settle its liabilities in a timely manner and to ascertain the existence of the cash balances it requires to meet its financial obligations.

C.	Sensitivity tests relating to changes in market factors

1.	Sensitivity analysis of the cash flows relating to variable interest bearing instruments

A change in the interest rates on the reported date would increase (decrease) the equity and the anticipated annual income or loss by the theoretical amounts presented below. This analysis is made on the assumption that the rest of the variables remain constant. The analysis with respect to 2010 was prepared under the same assumptions.

	Change of 0.5% in the interest rate at
	December 31,
	2011		2010
	Increase	Decrease	Increase	Decrease
	of	of	of	of
	0.5%	0.5%	0.5%	0.5%
	$ thousands

Instruments bearing variable interest	263	(263)	325	(325)

	Change of 1% in the interest rate at
	December 31,
	2011		2010
	Increase	Decrease	Increase	Decrease
	of	of	of	of
	1%	1%	1%	1%
	$ thousands

Instruments bearing variable interest	528	(528)	649	(649)

2.	Sensitivity analysis of changes in CPI and foreign currency rates

A change in the exchange rate of the following currencies as of December 31, 2011 would increase (decrease) the Company's equity and income or loss in the amounts presented below. This analysis is made on the assumption that the rest of the variables remain constant. The analysis with respect of December 31, 2010 was prepared under the same assumptions (the impact of change in CPI on the Company's equity and income or loss is negligible).

	Change in the currency exchange rate	December 31 2011	December 31 2010
		Gain (loss)	Gain (loss)
	%	$ thousands
NIS	5	66	1,162

NIS	10	131	2,324

NIS	(5)	(66)	(1,162)

NIS	(10)	(131)	(2,324)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24- Financial instruments (Cont.)

D.	Sensitivity tests relating to price risk

A change in the fair value of available for sale financial assets (including available for sale financial assets classified as held for sale) would increase (decrease) the Company's equity in the theoretical amounts presented below.

	2011	2010	2009
	$ thousands

5% increase	1,034	1,872	837
10% increase	2,068	3,743	1,674
5% decrease	(1,034)	(1,872)	(837)
10% decrease	(2,068)	(3,743)	(1,674)

A decrease in the fair value of available for sale financial assets (shares of Enablence) would increase the Company's loss in the theoretical amounts presented below (an increase in fair value doesn’t affect profit or loss).

	2011	2010	2009
	$ thousands

5% decrease	76	-	-
10% decrease	151	-	-

A change in the market value of convertible debentures issued by Starling (which were prepaid during 2011, as said in Note 3.C.2.a) above) would increase (decrease) the Company's equity and income or loss in the theoretical amounts presented below.

	2011	2010	2009
	$ thousands

30% increase	-	(1,054)	(1,062)
30% decrease	-	1,054	1,062

E.	Fair value of financial instruments

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24- Financial instruments (Cont.)

The fair value and carrying amount of all other financial assets and liabilities presented in the statement of financial position are presented below:

	December 31, 2011			December 31, 2010
			Interest			Interest
			rate			rate
			used to			used to
			calculate			calculate
			the			the
	Carrying	Fair	fair	Carrying	Fair	fair
	amount	Value	value	amount	value	value
	$ thousands			$ thousands

Current assets
Enablence debentures *	-	-	-	3,878	3,828	6%
Non-current assets
Other long term receivables	2,611	2,611	8.5%	-	-	-
Financial liabilities
Long-term loans from bank and others*	(3,288)	(3,203)	4.3%	(1,385)	(1,385)	6.3%
	(677)	(592)		2,493	2,443

*)           Carrying value includes accrued interest.

F.	Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets (financial liabilities) measured at fair value:

December 31, 2011:

	Level 1		Level 2		Level 3
	$ thousands
Other investments (accounted for as available for sale)	1,510	*)	-		16,014
Available for sale financial assets classified as held for sale	590		2,565	**)	-

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24- Financial instruments (Cont.)

December 31, 2010:

	Level 1	Level 2		Level 3
	$ thousands
Other investments (accounted for as available for sale)	219	-		20,002
Available for sale financial assets classified as held for sale	2,129	15,082	*)	-
Convertible debentures	(3,514)	-		-

*)
As noted above in Notes 3.C.1.b) and 8.B, as of December 31, 2010, the fair value of the investment in Enablence's shares was determined by reference to their quoted market price less the Discount in respect of the lock-up period. The Discount was estimated based on the Option Pricing Model method and amounted to $1,600 as of December 31, 2010. The Discount alone was measured in respect of level 2, and deducted from the quoted market price of the shares according to level 1.  As of December 31, 2011, the lock up period ended, and the fair value of these shares was determined in accordance with their quoted market price. Accordingly, as of December 31, 2011, the investment in these shares is presented under level 1.

**)
As noted above in Notes 3.C.1.e) , as of December 31, 2011, the fair value of the investment in Wave's shares was determined by reference to their quoted market price less the Discount in respect of the lock-up period. The Discount was estimated based on the Option Pricing Model method and amounted to $254 as of December 31, 2011. The Discount alone was measured in respect of level 2, and deducted from the quoted market price of the shares according to level 1.

Changes in financial assets classified in Level 3:

Available-for-sale financial assets
$ thousands

Balance as of January 1, 2010	12,514

Total recognized gains :
In profit or loss	118
In other comprehensive income (loss)	5,291
Classification from investments in associates due to loss of significant influence	2,079

Balance as of December 31, 2010	20,002

Total recognized losses:
In profit or loss	(4,175)
In other comprehensive income (loss)	(1,259)
Acquisitions	1,676
Return on investment	(230)
Balance as of December 31, 2011	16,014

Total loss for 2011 included in profit or loss relating to assets held at the end of the reporting year	(4,175)
Total gain for 2010 included in profit or loss relating to assets held at the end of the reporting year	118

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24- Financial instruments (Cont.)

G.	Liquidity risk

1.	Set forth below are the contractual repayment dates of financial liabilities, including an estimate of the interest payments, without amounts with respect to which there are offset agreements:

	December 31, 2011
	Total
	projected						More	No specific
	cash	First	Second	Third	Fourth	Fifth	than	repayment
	flows*	year	year	year	year	year	5 years	date
	$ thousands

Trade payables	656	656	-	-	-	-	-	-
Other current financial liabilities	3,343	3,343	-	-	-	-	-	-
Loans from others	3,533	-	-	3,533	-	-	-	-
Royalty bearing government grants	958	4	-	-	-	-	-	954
	8,490	4,003	-	3,533	-	-	-	954

*	The anticipated cash flows were calculated on the basis of the CPI and the exchange rates that prevailed on December 31, 2011.

	December 31, 2010
	Total
	projected						More	No specific
	cash	First	Second	Third	Fourth	Fifth	than	repayment
	flows*	year	year	year	year	year	5 years	date
	$ thousands

Trade payables	3,856	3,856	-	-	-	-	-	-
Other current financial liabilities	6,075	6,075	-	-	-	-	-	-
Convertible debentures	4,286	1,505	1,429	1,352	-	-	-	-
Loans from banks and others	1,422	893	324	205	-	-	-	-
Royalty bearing government grants	9,156	771	-	-	-	-	-	8,385
	24,795	13,100	1,753	1,557	-	-	-	8,385

*	The anticipated cash flows were calculated on the basis of the CPI and the exchange rates that prevailed on December 31, 2010.

2.	The expected maturity profile of financial assets according to their contractual terms in non-capitalized amounts (including an estimate of interest to be received):

December 31, 2011:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Un-determined	Total
	$ thousands
Available-for-sale financial assets:
Shares	-	-	-	-	-	-	17,524	17,524

Available-for-sale financial assets classified as held for sale:
Shares	3,155	-	-	-	-	-	-	3,155
Loans and receivables	24,894	1,949	-	3,400	-	-	738	30,981

	28,049	1,949	-	3,400	-	-	18,262	51,660

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24- Financial instruments (Cont.)

December 31, 2010:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Un-determined	Total
	$ thousands
Available-for-sale financial assets:
Shares	-	-	-	-	-	-	20,221	20,221
Available-for-sale financial assets classified as held for sale:
Shares	17,211	-	-	-	-	-	-	17,211
Loans and receivables	5,028	27,966	109	78	56	138	-	33,375

	22,239	27,966	109	78	56	138	20,221	70,807

H.	Derivatives and hedging

Derivatives not designated as hedging instruments:

The group companies participate from time to time in forward foreign currency contracts to manage exposure to fluctuations in exchange rates. These forward foreign currency contracts do not qualify for hedge accounting and are entered into for periods of up to12 months, with various expiry dates throughout the year. As of December 31, 2011, there is no liability in respect of forward contracts.  The amounts recorded in the statement of income for the years ended December 31, 2011, 2010 and 2009 were immaterial.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24- Financial instruments (Cont.)

I.	Linkage terms of assets and liabilities on a consolidated basis

December 31, 2011:

	NIS (CPI linked)	USD (or USD linked)	NIS (not linked)	Non- monetary item**	Total
	$ thousands
Assets *
Cash and cash equivalents	-	34,536	5,526	-	40,062
Restricted cash	-	16	-	-	16
Other accounts receivable	57	1,717	629	276	2,679
Inventories	-	-	-	98	98
Assets held for sale	-	-	-	3,155	3,155
Investments in associates	-	-	-	111,405	111,405
Other investments (accounted as available for sale)	-	-	-	17,524	17,524
Property, plant and equipment, net	-	-	-	246	246
Intangible assets, net	-	-	-	4,922	4,922
Other long-term receivables	-	27,888	59	-	27,947

Total assets	57	64,157	6,214	137,626	208,054

Liabilities *
Trade payables	-	126	530	-	656
Other accounts payable	-	165	2,807	1,361	4,333
Long term loans from banks and others	-	3,288	-	-	3,288
Royalty bearing government grants	-	958	-	-	958
Employee benefits, net	-	-	-	1	1
Deferred taxes	-	-	-	5,010	5,010

Total liabilities	-	4,537	3,337	6,372	14,246

*	Non-current assets and liabilities in this table include their current maturities.
**	Including non-financial items.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 24- Financial instruments (Cont.)

December 31, 2010:

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item**	Total
	$ thousands
Assets *
Cash and cash equivalents	-	51,205	-	5,334	-	56,539
Restricted cash	65	300	-	-	-	365
Trade receivables	-	2,842	-	219	-	3,061
Other accounts receivable	-	643	-	1,210	2,471	4,324
Inventories	-	-	-	-	5,356	5,356
Assets held for sale	-	-	-	-	17,211	17,211
Investments in associates	-	-	-	-	109,369	109,369
Other investments (accounted as available for sale)	-	-	-	-	20,221	20,221
Property, plant and equipment, net	-	-	-	-	2,079	2,079
Intangible assets, net	-	-	-	-	3,595	3,595
Other long-term receivables	-	27,997	-	221	-	28,218

Total assets	65	82,987	-	6,984	160,302	250,338

Liabilities *
Trade payables	-	494	14	3,348	-	3,856
Other accounts payable	128	489	-	5,482	1,931	8,030
Long term loans from banks and others	-	1,385	-	-	-	1,385
Convertible debentures	3,385	-	-	-	-	3,385
Royalty bearing government grants	-	9,156	-	-	-	9,156
Employee benefits, net	-	-	-	-	134	134
Deferred taxes	-	-	-	-	4,746	4,746
Other long term liabilities	-	-	-	-	153	153

Total liabilities	3,513	11,524	14	8,830	6,964	30,845

*	Non-current assets and liabilities in this table include their current maturities.
**	Including non-financial items.

Elron Electronic Industries Ltd.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

A.	Details regarding investments in the consolidated financial statements as of December 31, 2011

	Rate of holdings in equity		Consolidated rate of holdings in equity	Elron's effective rate of holdings in equity (2)	Fully diluted consolidated rate of holdings	Elron's fully diluted effective rate of holdings (2)	Consolidated carrying value of investment		Market value of investment
	Elron(1)	RDC					December 31, 2011		December 31, 2011	March 12, 2012
	%						In thousands of dollars
Investments in investee companies
Subsidiaries:
Starling Advanced Communications Ltd.	38.55	44.44	82.98	60.81	80.91	59.29	3,197		1,754	1,964
Sync-Rx Ltd.	-	87.47	87.47	43.82	78.10	39.13	539		-	-
Navitrio Ltd.	80.00	-	80.00	80.00	80.00	80.00	796
Cloudyn Software Ltd. (5)	27.03	-	27.03	21.62	25.00	20.00	426
Kyma Medical Technologies Ltd.	-	65.27	65.27	32.70	53.07	26.59	2,324		-	-
Smartwave Medical Ltd	-	100.00	100.00	50.10	89.50	44.84	321		-	-

Associates:
Given Imaging Ltd.	22.34	8.74	31.08	26.72	25.95	22.38	104,090		164,972	176,519
Aqwise – Wise Water Technologies Ltd.	34.03	-	34.03	34.03	29.95	29.95	2,629		-	-
NuLens Ltd.	34.72		34.72	34.72	29.84	29.84	(724)		-	-
BrainsGate Ltd.	27.26	-	27.26	27.26	22.86	22.86	421		-	-
Atlantium Technologies Inc.	23.44	-	23.44	23.44	20.22	20.22	-		-	-
Pocared Diagnostics Ltd.	40.84	-	40.84	40.84	36.97	36.97	4,989		-	-
Plymedia Inc.	27.96	-	27.96	27.96	21.84	21.84	-		-	-
Other investments:
Notal Vision Inc.	20.31	-	20.31	20.31	15.42	15.42	2,342		-	-
GigOptix Inc.	1.52	-	1.52	1.52	N/A	N/A	590		590	413	(6)
Jordan Valley Semiconductors Ltd.	18.83	-	18.83	18.83	16.95	16.95	12,300		-	-
InnoMed Ventures L.P.	13.92	-	13.92	13.92	N/A	N/A	256		-	-
Enablence Technologies Inc.	6.61	-	6.61	6.61	6.17	6.17	1,509		1,509	1,400
Whitewater Ltd	1.53	-	1.53	1.53	1.45	1.45	1,051	(7)	-	-
Wave Systems Corp. (3), (4)	1.38	-	1.38	1.38	N\A	N\A	2,565		2,565	2,027

1)	Including holding through Elron's fully-owned subsidiaries and through Navitrio..
2)	Elron's effective holdings include holdings by RDC multiplied by 50.10% and holdings by Navitrio multiplied by 80%.
3)	Includes shares held in escrow at a rate of approximately 0.18%.
4)	The value of Wave Systems Corp.'s shares are determined by their price quoted on the Nasdaq, net of the discount element in respect of the lock-up period during which they cannot be sold.
5)	Navitrio holds approximately 51% of Cloudyn's voting rights, see Note 3.C.2.h).
6)	Represents the value of the investment after the sale of additional shares during the first quarter of 2012. Elron's rate of holdings in GigOptix's shares as of March 12, 2012 is approximately 0.84%.
7)	Includes an investment in bonds issued by Whitewater Ltd.

Given Imaging Ltd. and its Subsidiaries Consolidated Financial Statements As of and for the Year Ended December 31, 2011

Given Imaging Ltd. and its subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Given Imaging Ltd.

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. (the “Company”) and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1O to the consolidated financial statements, the Company adopted the provisions of ASU 2009-13, Revenue Recognition included in ASC Topic 605: Multiple-Deliverable Revenue Arrangements and ASU 2009-14, Software included in ASC Topic 985, as of January 1, 2010.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Haifa, Israel
March 6, 2012

Given Imaging Ltd. and its Subsidiaries
Consolidated Balance Sheets
(In thousands except share data)

		December 31,
	Note	2011	2010
Assets

Current assets
Cash and cash equivalents	1D; 2	$24,285	$34,619
Short-term investments	1H; 5	64,762	51,973
Accounts receivable:
Trade, net	1E	32,406	27,862
Other	3	5,259	4,291
Inventories	1F; 4	22,921	19,076
Advances to suppliers		1,207	441
Deferred tax assets	1Q; 14D	1,538	1,638
Prepaid expenses		1,373	1,585

Total current assets		153,751	141,485

Deposits		1,266	1,212

Assets held for employees’ severance payments	1G; 10	6,854	6,393

Marketable securities	1H; 5	16,003	3,873

Long-term inventory	1F; 4	4,926	5,626

Fixed assets, less accumulated depreciation	1I; 6	12,301	13,709

Intangible assets, less accumulated amortization	1J; 7; 16	29,075	25,813

Goodwill	1K; 16; 17	24,089	24,089

Total Assets	$248,265	$222,200

President and CEO	CFO

March 6, 2012

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Balance Sheets
(In thousands except share data)

		December 31,
	Note	2011	2010
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	8A	$139	$168
Accounts payable:
Trade		8,081	9,125
Other	9	28,397	26,065
Deferred revenue		521	788

Total current liabilities		37,138	36,146

Long-term liabilities
Obligation under capital lease	8A	120	244
Liability in respect of employees’ severance payments	10	7,720	7,151
Deferred tax liabilities	14D	5,362	5,871
Total long-term liabilities		13,202	13,266

Total liabilities		50,340	49,412

Commitments and contingencies	8

Equity
Shareholders` equity:	11
Ordinary Shares, NIS 0.05 par value each
(90,000,000 shares authorized as of December 31, 2011 and 2010,
30,448,838 and 29,829,277 shares issued and fully
paid as of December 31, 2011 and 2010, respectively)		359	350
Additional paid-in capital		208,838	194,899
Capital reserve		2,051	2,051
Accumulated other comprehensive income (loss)		(885)	95
Accumulated deficit		(12,729)	(24,707)
Total shareholders` equity		197,634	172,688
Non-controlling interests		291	100
Total equity		197,925	172,788

Total liabilities, shareholders’ equity and non-controlling
Interests	$248,265	$222,200

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Operations
(In thousands except share and per share data)

		Year ended December 31,
	Note	2011	2010	2009
Revenues	1O; 12	$177,955	$157,809	$141,763
Cost of revenues		(41,466)	(37,629)	(33,145)

Gross profit		136,489	120,180	108,618

Operating expenses
Research and development, gross	1R	(26,129)	(21,695)	(17,842)
Government grants	1P	1,113	1,477	1,109
Research and development, net		(25,016)	(20,218)	(16,733)

Sales and marketing		(75,014)	(67,114)	(61,428)
General and administrative		(23,078)	(25,138)	(18,919)
Other, net	6; 7; 17	(397)	(759)	(1,220)

Total operating expenses		(123,505)	(113,229)	(98,300)

Operating profit		12,984	6,951	10,318

Financial income, net	13	1,343	2,599	1,584

Profit before taxes on income		14,327	9,550	11,902

Income tax benefit (expense)	1Q; 14	(2,158)	(1,362)	1,542

Net Profit		12,169	8,188	13,444

Net loss (profit) attributable to non-controlling interest		(191)	290	891

Net profit attributable to shareholders		$11,978	$8,478	$14,335

Earnings per share:

Basic Earnings per Ordinary Share	1M	$0.40	$0.29	$0.49

Diluted Earnings per Ordinary Share	1M	$0.39	$0.28	$0.47

Weighted average number of Ordinary
Shares used to compute basic Earnings
per Ordinary Share	1M	30,212,787	29,670,842	29,281,897
Weighted average number of Ordinary
Shares used to compute diluted Earnings
per Ordinary Share	1M	31,089,499	30,525,654	30,423,162

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Changes in Equity
(In thousands except share data)

	Company’s shareholders
					Accumulated
			Additional		Other		Non-
			Paid-In	Capital	Comprehensive	Accumulated	controlling
	Ordinary shares		Capital	Reserve	Income (loss)	Deficit	interests	Total
	Shares	Amount
Balance as of January 1, 2009	29,257,785	$343	$173,983	2,166	(600)	(31,721)	1,993	146,164

Change during the year 2009:
Net profit (loss)	-	-	-	-	-	14,335	(891)	13,444
Net change in respect of available for sale securities	-	-	-	-	999	-	-	999
Total comprehensive income	-	-	-	-	999	14,335	(891)	14,443
Exercise of stock options	113,187	2	952	-	-	-	-	954
Stock based compensation	-	-	7,268	-	-	-	-	7,268
Dividend distribution	-	-	-	-	-	(15,799)	-	(15,799)
Change in non-controlling interest	-	-	-	-	-	-	(424)	(424)
Balance as of December 31, 2009	29,370,972	345	182,203	2,166	399	(33,185)	678	152,606

Change during the year 2010:
Net profit (loss)	-	-	-	-	-	8,478	(290)	8,188
Net change in respect of available for sale securities	-	-	-	-	(304)	-	-	(304)
Total comprehensive income	-	-	-	-	(304)	8,478	(290)	7,884
Exercise of stock options	458,305	5	4,214	-	-	-	-	4,219
Stock based compensation	-	-	8,482	-	-	-	-	8,482
Change in non-controlling interest	-	-	-	(115)	-	-	(288)	(403)
Balance as of December 31, 2010	29,829,277	350	194,899	2,051	95	(24,707)	100	172,788

Change during the year 2011:
Net profit	-	-	-	-	-	11,978	191	12,169
Net change in respect of available for sale securities	-	-	-	-	(980)	-	-	(980)
Total comprehensive income	-	-	-	-	(980)	11,978	191	11,189
Exercise of equity awards	619,561	9	6,576	-	-	-	-	6,585
Stock based compensation	-	-	7,363	-	-	-	-	7,363
Balance as of December 31, 2011	30,448,838	$359	$208,838	$2,051	$(885)	$(12,729)	$291	$197,925

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities:
Net profit	$12,169	$8,188	$13,444

Adjustments required to reconcile net profit to net cash
provided by operating activities:

Depreciation and amortization	8,296	7,662	6,096
Goodwill impairment	-	20	483
Deferred tax assets	100	761	(1,221)
Deferred tax liabilities	(509)	(888)	-
Stock based compensation	7,363	8,482	7,268
Loss from disposal of long term assets	397	739	714
Decrease (increase) in accounts receivable – trade	(4,544)	560	(3,069)
Decrease (increase) in other accounts receivable	(968)	(488)	863
Decrease (increase) in prepaid expenses	212	(23)	595
Decrease (increase) in advances to suppliers	(766)	93	3,006
Decrease (increase) in inventories	(3,145)	2,331	(4,386)
Increase in accounts payable	1,433	3,389	1,819
Increase (decrease) in deferred revenue	(267)	554	(1,289)
Other	158	304	(144)
Net cash provided by operating activities	19,929	31,684	24,179

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(10,551)	(5,056)	(4,794)
Deposits, net	(39)	(6)	34
Acquisition of Sierra, net of cash acquired (1)	-	(34,709)	-
Change in short term deposit, net	(20,176)	(26,830)	4,341
Proceeds from sale and maturity of marketable securities	11,141	25,167	39,002
Purchase of marketable securities	(16,910)	(5,953)	(32,668)
Net cash provided by (used in) investing activities	(36,535)	(47,387)	5,915

Cash flows from financing activities:
Principal payments on capital lease obligation	(168)	(143)	(131)
Proceeds from the issuance of Ordinary Shares	6,585	4,219	954
Dividend distribution	-	-	(15,799)
Purchase of shares from a non-controlling shareholder in a subsidiary	-	(403)	(382)
Net cash provided by (used in) financing activities	6,417	3,673	(15,358)

Effect of exchange rate changes on cash and cash equivalents	(145)	191	25
Increase (decrease) in cash and cash equivalents	(10,334)	(11,839)	14,761
Cash and cash equivalents at beginning of year	34,619	46,458	31,697
Cash and cash equivalents at end of year	$24,285	$34,619	$46,458

Supplementary cash flow information:
Income taxes paid	$2,179	$234	$877

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
(In thousands)

Note 1 - Organization and Summary of Significant Accounting Policies

A.	General

Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998.

The Company has developed the Given System, a proprietary wireless imaging system for visual examination of the gastrointestinal (“GI”) tract. The system uses a miniaturized video camera contained in a capsule, referred to as the PillCam™ capsule, which is ingested by the patient and delivers high quality color images in a painless and noninvasive manner.

The Given System consists of three principal components:

•	a single-use, disposable PillCam color-imaging capsule that is ingested by the patient;

•	a portable data recorder and array of sensors that are worn by the patient; and

•	a proprietary software, known as RAPID, for downloading, processing and analyzing recorded data.

In 2001, the Company commenced marketing the Given System with the PillCam SB capsule for visualizing and detecting disorders of the small bowel.  PillCam SB is cleared for marketing in the United States, the European Union and Japan, which are the Company’s principal markets. In November 2004, the Company began marketing and sale of the PillCam ESO capsule for visualization of the esophagus. This capsule is cleared for marketing in all principal markets, except Japan.  In the second half of 2007, the Company began selling the first generation of its PillCam COLON capsule in Europe. The Company received the CE mark for this capsule in late 2009. The European Union is currently the only major market with clearance to market and sell the PillCam COLON capsule.

The Company has direct or indirect wholly-owned subsidiaries in the United States, the Netherlands, Germany, France, Australia, Hong Kong, Vietnam and Singapore. The Company also has a subsidiary in Japan, Given Imaging K.K. (“Given K.K.”), in which it has a controlling interest (for more details see Note 16A).

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

On April 1, 2010, the Company acquired privately-held Sierra Scientific Instruments, (“Sierra”), for approximately $35 million in cash. Sierra is a leading provider of specialty diagnostic devices for the gastrointestinal tract.  Sierra’s primary business is the development, manufacture and sale of high-resolution pressure systems, also known as high resolution manometry, for the diagnosis of motility disorders within the GI tract. Sierra’s high resolution manometry systems are sold under the name ManoScan 360.  Since sales began in 2004, Sierra has produced and installed ManoScan™ systems world-wide and supported numerous clinical procedures. Sierra also markets and sells catheter-based pH and impedance monitoring systems. As part of the acquisition, the Company acquired 100% of the shares of Sierra’s subsidiary, a Vietnamese company, which manufactures catheters (for more details see Note 16B).

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

A.	General (cont’d)

The Company operates in the medical device industry and its business is subject to numerous risks, including, without limitations, (1) the Company’s ability to develop and bring to market new products, (2) the Company’s ability to receive regulatory clearance or approval to market its products or changes in regulatory environment, (3) the Company’s success in implementing its sales, marketing and  manufacturing plans, (4) continuous supply of certain components from third-party suppliers, (5) protection and validity of patents and other intellectual property rights, (6) the impact of currency exchange rates, (7) the effect of competition by other companies, (8) the outcome of significant litigation, and (9) the existence of favorable reimbursement for its product from government and commercial payors, (10) changes and reforms in applicable healthcare laws and regulations, (11) quarterly variations in operating results, (12) the possibility of armed conflicts or civil or military unrest in Israel, (13) risks associated with the acquisition and integration of other businesses, and (14) the impact of macro-economic and market conditions in the Company’s main markets.

B.	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries in the United States (including Sierra, see note 16B), Germany, France, the Netherlands, Hong-Kong, Singapore, Vietnam and Australia and its 93% owned subsidiary in Japan.  The accounts of the subsidiaries are consolidated from the date of their inception, except for the accounts of Sierra, which are consolidated from April 1, 2010, the closing date of the Sierra acquisition. All intercompany balances and transactions have been eliminated in consolidation.  As of December 31, 2011, the Company considers itself operating in only one segment.

C.	Functional and reporting currency

The Company and all its subsidiaries’ functional and reporting currency is the U.S. dollar.

Transactions denominated in foreign currencies other than the U.S. dollar are translated into the functional currency using the prevailing exchange rates at the date of the transactions. Monetary accounts maintained in currencies other than the U.S. dollar are re-measured using the representative foreign exchange rate at the balance sheet date. Gains and losses from the translation of foreign currency balances are recorded in financial income, net.

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

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

E.	Allowance for doubtful accounts receivable - trade (cont’d)

The activity in the allowance for doubtful accounts for the three years ended December 31, 2011 is as follows:

	Year ended December 31,
	2011	2010	2009
Opening balance	$295	$252	$210
Additional provision	150	362	265
Write-offs	(134)	(319)	(223)

Closing balance	$311	$295	$252

F.	Inventories

Inventories are stated at lower of cost or market.  Cost is determined using the average cost method for raw materials, components and finished goods and on the basis of actual manufacturing costs for work in progress.

Inventory that is not expected to be consumed in the next operating cycle, based upon sales forecast, is classified as non-current (for more details see Note 4).

G.	Assets held for employees’ severance payments

Assets held for employees’ severance payments represent contributions to insurance policies that are recorded at their current redemption value.

H.	Marketable securities

The Company accounts for marketable securities under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320-10 “Accounting for Certain Investments in Debt and Equity Securities” (“ASC 320-10”).

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

As of December 31, 2011, marketable securities consist of corporate bonds, which the Company classified as “available-for-sale”. As of December 31, 2011, the Company does not hold marketable securities classified as “trading”.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

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

The Company evaluates fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with the provisions of ASC 360-10, “Accounting for the Impairment of or Disposal of Long-Lived Assets” (“ASC 360-10"). Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the assets is less than the undiscounted future net cash flows, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets

J.	Definite-life intangible assets

Definite-life intangible assets acquired in business combinations consist mainly of acquired technology (including in-process research and development expenditures), trademarks, patents and customer relationships, and are amortized using the straight-line method over their estimated period of useful life, mainly 8 to 20 years (for more details see Note 16B).

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

Amortization charges are classified according to the expense category that benefits from the related intangible asset.

Definite-life intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with ASC 360-10 (see Note 1I above).

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

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

Stock-based compensation is accounted for based on the provisions of ASC 718-20, “Share-Based Payment” (“ASC 718-20”). ACS 718-20 requires compensation expense relating to share-based payments to be recognized in income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period.

Stock-based compensation recognized in the consolidated statements of operations is based on awards ultimately expected to vest. As a result the expense has been reduced for estimated forfeitures. ASC 718-20 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

M.	Earnings per Ordinary Share

Basic and diluted earnings per Ordinary Share are presented in conformity with ASC 260-10, “Earnings Per Share”.  Basic earnings per Ordinary Share are calculated by dividing the net profit attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding.  Diluted earnings per Ordinary share calculation is similar to basic earnings per share except that the weighted average of Ordinary Shares outstanding is increased to include the number of additional Ordinary Shares that would have been outstanding if the dilutive potential Ordinary Shares from options and restricted share units had been exercised.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

M.	Earnings per Ordinary Share (cont’d)

The following table summarizes information related to the computation of basic and diluted earnings per Ordinary Share for the years indicated.

	Year ended December 31,
	2011	2010	2009
Net profit attributable to Ordinary Shares	$11,978	$8,478	$14,335

Weighted average number of Ordinary Shares outstanding
used in basic earnings per Ordinary Share
Calculation	30,212,787	29,670,842	29,281,897

Add assumed exercise of outstanding dilutive
potential Ordinary Shares	876,712	854,812	1,141,265

Weighted average number of Ordinary Shares outstanding
used in diluted earnings per Ordinary Share
Calculation	31,089,499	30,525,654	30,423,162

Basic earnings per Ordinary Share	$0.40	$0.29	$0.49

Diluted earnings per Ordinary Share	$0.39	$0.28	$0.47

Number of equity awards excluded from the
diluted earnings per share calculation
due to their anti-dilutive effect	3,904,630	4,763,410	4,849,070

N.	Use of estimates

The preparation of the consolidated financial statements, in accordance with generally accepted principles in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowances for doubtful accounts, the valuation of deferred tax assets, intangible assets, goodwill, inventory, derivatives, share-based compensation, reserves for income tax uncertainties and other contingencies. Actual results could differ from those estimates.

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
(In thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

O.	Revenue recognition (cont’d)

Taxes collected from customers and remitted to governmental authorities are presented in the financial statements on a net basis.

For sales contracts, which include a Post Contract Customer Support (“PCS”) component, revenues allocated to PCS in accordance with ASC Subtopic 605-25, “Revenue Recognition - Multiple Element Arrangements”, are deferred and recognized ratably over the term of the support period. In 2010, the Company adopted ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, and therefore for multi-element arrangements that include tangible products that contain software that is essential to the tangible product’s functionality and undelivered software elements that relate to the tangible product’s essential software, the Company allocates revenue to all deliverables based on their relative selling prices. In such circumstances, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”), and (iii) best estimate of the selling price (“ESP”).

Through 2009, the Company routinely evaluated its products for inclusion of any embedded software that is more than incidental thereby requiring consideration of ASC Subtopic 985-605, “Software Revenue Recognition”.  Based on such evaluation, the Company had concluded that none of its products have such embedded software. In 2010, the Company adopted ASU 2009-14, “Software (Topic 985)”, which amends ASC Subtopic 985-605 to exclude from its scope tangible products which contain both software and nonsoftware components that function together to deliver a tangible product’s essential functionality. The adoption of ASU 2009-13 and ASU 2009-14 did not have a material effect on the financial position, results of operations or cash flows of the Company.

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

P.	Government-Sponsored Research and Development

The Company participates in non-royalty bearing programs of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”). Grants received from the OCS are recorded as a reduction of research and development expenses, at the time the related expense is incurred and subject to grant approval.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

Q.	Taxes on income

The Company accounts for income taxes under ASC 740, “Accounting for Income Taxes” (“ASC 740”). Under ASC 740, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax loss and credit carry forwards, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized.  The tax effect resulting from a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries.  Such additional tax liability in respect of these non-Israeli subsidiaries has not been provided for in these financial statements as the Company does not expect these subsidiaries to distribute dividends in the foreseeable future.

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

It is the Company's policy to grant a warranty for certain products. The balance sheet provision for warranties is determined based upon the Company’s experience regarding the relationship between sales and warranty costs.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

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

In addition to net profit, comprehensive income includes unrealized gains or losses arising from marketable securities classified as available for sale.

V.	Fair Value Measurements

The Company's financial instruments include mainly cash and cash equivalents, accounts receivable, short term investments, assets held for severance benefits, marketable securities and accounts payable. The carrying amounts of these financial instruments approximate their fair value.

The Company implements ASC Topic 820 "Fair Value Measurements and Disclosures" ("ASC 820") for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. On January 1, 2009, the Company adopted the provisions of ASC 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

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
(In thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

W.	Business Combinations

Beginning 2009, the Company accounts for business combinations under the revised principles of ASC Topic 805 (“ASC 805”), Business Combinations, related to business combinations and non-controlling interests.  ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. ASC 805 also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

The Company applied the revised principles to the acquisitions of Sierra in 2010 (see Note 16B for details).

X.	Recent accounting pronouncements

In June 2011, the FASB issued ASU 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which revises the manner in which entities present comprehensive income in their financial statements. This ASU requires entities to report components of comprehensive income in either (1) a single continuous financial statement or (2) two separate but consecutive financial statements. This ASU does not change the items that must be reported in other comprehensive income. The amendments are effective for fiscal years beginning after December 15, 2011. Early adoption is permitted. Since the Company currently presents comprehensive income within the consolidated statements of changes of equity, it is expected this ASU would change the presentation of comprehensive income in the Company’s consolidated financial statements upon its adoption. It is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11 Balance Sheet (Topic 210)-Disclosures about Offsetting Assets and Liabilities: The amendments in this ASU will enhance disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. The Company will be required to apply the amendments for annual reporting periods beginning on January 1, 2013. It is not expected to have a material impact on the Company’s consolidated financial statements.

Note 2 - Cash and Cash Equivalents

	December 31,
	2011	2010

Denominated in U.S. dollars	$15,405	$25,471
Denominated in New Israeli Shekels	1,686	2,251
Denominated in Euros	4,754	3,653
Denominated in Japanese Yen	1,146	2,372
Denominated in other currencies	1,294	872

	$24,285	$34,619

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 3 - Accounts Receivable - Other

	December 31,
	2011	2010
Government institutions	$2,139	$2,514
Other	3,120	1,777

	$5,259	$4,291

Note 4 - Inventories

	December 31,
	2011	2010
Raw materials and components	$13,051	$12,782
Work-in-progress	6,169	4,973
Finished goods	8,627	6,947

	$27,847	$24,702

Inventories are presented in:

	December 31,
	2011	2010
Current assets	$22,921	$19,076
Non-current assets	4,926	5,626
	$27,847	$24,702

Long term Inventory:

At December 31, 2011, $4,926 of the Company's components inventory is in excess of requirements for the year 2012 based on management’s estimate of sales. This long term components inventory is mainly comprised of imaging sensor and transmitter of its PillCam capsules and raw material used for the production of new products. Management believes that this amount will be utilized according to its forecasted sales.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 5 - Short-term Investments and Marketable Securities

A.	Short-term investments and marketable securities

As of December 31, 2011 and 2010, Short-term investments consist of:

	December 31,
	2011	2010

Available-for-sale securities	$3,794	$10,058
Trading securities	-	1,123
Bank deposits	60,968	40,792
Total	$64,762	$51,973

B.	Available for sale marketable securities

As of December 31, 2011, all of the marketable securities consist of corporate bonds.

As of December 31, 2010, marketable securities consist of U.S. government bonds and corporate bonds.

During 2011, the Company recorded $980 of realization and adjustments of unrealized losses recorded in prior years from corporate bonds. Proceeds from the sale and maturity of available-for-sale securities were $10,000 in 2011; net realized gains included in finance income in 2011 were $281.

The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value marketable securities classified as available-for-sale by major security type and class of security at December 31, 2011 and 2010 are as follows:

		Gross	Gross
	Carrying	unrealized	unrealized
	amount	holding gains	holding (losses)	Fair value
At December 31, 2011 -
corporate debt securities	$20,682	$3	$(888)	$19,797
At December 31, 2010
U.S government or government
agencies	$2,021	$12	$-	$2,023
Corporate debt securities	11,815	101	(18)	11,898
Total At December 31, 2010	$13,836	$113	$(18)	$13,931

Maturities of debt securities classified as available-for-sale at December 31, 2011 were as follows:

	Carrying
	amount	Fair value
Current maturities	$3,791	$3,794
Due after one year through five years	16,891	16,003
	$20,682	$19,797

At December 31, 2011, all marketable securities which were in an unrealized loss position, had been in such a position for less than 12 months.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

 Note 6 - Fixed Assets, Less Accumulated Depreciation

	December 31,
	2011	2010
Computers and software	$12,195	$11,368
Instruments and laboratory equipment	1,476	1,413
Leasehold improvements	5,471	5,514
Motor vehicles	140	170
Machinery and equipment	18,926	17,561
Communication equipment	558	504
Office furniture and equipment	2,306	2,199

Fixed assets, at cost	41,072	38,729

Accumulated depreciation	(28,771)	(25,020)

Fixed assets at cost, less accumulated depreciation	$12,301	$13,709

Depreciation expenses for the years ended December 31, 2011, 2010 and 2009 were $4,550, $4,321, and $4,311, respectively. During 2011, the Company wrote off fixed assets which was no longer in use. This resulted in a charge of $157 recorded in operating expenses - other on the consolidated statement of operations.

As of December 31, 2011 and 2010, the cost of fixed assets under capital lease was $607, and the accumulated depreciation for year ended December 31, 2011 and 2010 was $397 and $304, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 7 - Intangible Assets, at Cost, Less Accumulated Amortization

	December 31,
	2011	2010
Patents and trademarks	$14,414	$7,600
Web site development	1,518	1,453
Software development	647	647
IPR&D acquired in a business combination (note 16B)	5,306	5,306
Patents and technology acquired in business
combinations	12,562	12,562
Trademarks and trade names acquired in
business combinations	4,020	4,020
Customer relationships acquired in business
combinations	2,891	2,891

Intangible assets, at cost	41,358	34,479

Accumulated amortization	(12,283)	(8,666)

Intangible assets, less accumulated amortization	$29,075	$25,813

Amortization expenses for the years ended December 31, 2011, 2010 and 2009 were $3,746, $2,729 and $1,785, respectively (expenses for 2010 do not include $612 amortization of backlog acquired as part of the Sierra acquisition, see Note 16B). Estimated amortization expenses for the next five years are:  $4,012 in 2012, $3,905 in 2013, $3,824 in 2014, $3,742 in 2015 and $3,694 in 2016. During 2011, the Company wrote off patents, trademarks and software development which are no longer expected to be used. This resulted in a charge of $240 recorded in Operating expenses - other in the consolidated statements of operations.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 8 - Commitments and Contingencies

A.	Leases

The Company and its subsidiaries lease office space and manufacturing space for periods of up to 11 years (including options to extend the terms of the leases). The current lease for the Company’s headquarters is in Yoqneam, Israel. This facility houses the Company’s corporate headquarters, research and development and manufacturing facilities. Under this lease agreement, the Company will pay approximately $1,775 a year in rent and management fees. These payments are subject to adjustments based on changes in the Israeli Consumer Price Index. In addition, to secure its obligations under the lease, the Company provided bank guarantees in the amount of approximately $788 in favor of the lessor. The lease expires on December 31, 2015. The Company has an option to extend the lease until December 31, 2020.

The Company and its subsidiaries signed several motor vehicle lease agreements, which are viewed as capital leases. The companies deposited a total amount of $210 to guarantee their performance under the terms of the lease agreements.

The Company is committed to minimum annual lease payments over the next five years as follows:

	Capital leases	Operating leases
2012	$140	$4,846
2013	38	3,913
2014	-	2,890
2015	-	2,311
2016 and thereafter	-	293
	$178	$14,253

Depreciation of vehicles and equipment under capital lease for the years ended December 31, 2011, 2010 and 2009 was $93, $91 and $91, respectively (see also note 6).

Rental expenses under the lease agreements for the years ended December 31, 2011, 2010 and 2009 were $5,311, $4,557 and $4,194, respectively.

B.	Agreements with key single - source suppliers and commitments to suppliers

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

Purchases under such agreements with the five largest single source suppliers for the years ended December 31, 2011, 2010, 2009 were $5,553, $9,880 and $10,134, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 8 - Commitments and Contingencies (cont'd)

B.	Agreements with key single - source suppliers and commitments to suppliers (cont’d)

(2)	The Company’s annual commitments under agreements with single source and other suppliers for the next 5 years are as follows:

2012	$7,422
2013	298
2014	1,562
2015	2,946
2016 and beyond	6,256
$18,484

C.	Litigation

In October 2011, a claim was filed against the Company in Portugal by a former distributor seeking equitable compensation and damages in an amount of approximately EURO 1.7 million due to alleged wrongful termination of a distribution agreement.   The Company filed its defense statement in this case on or about January 30, 2012.  Based on the advice of counsel, management believes that the Company was entitled to terminate the distribution agreement without any compensation. Accordingly, no provision has been made in the Company’s financial statements for the claim.

From time to time, as a result of the nature of its business, the Company is subject to actual or threatened patent litigation. Based on consultation with counsel, management believes that the potential exposure to the Company from such actual or threatened patent litigation as of December 31, 2011 is remote. Accordingly, no provision has been made in the Company’s financial statements for any of such claims.

D.	Registration Rights Agreement

In November 2011, an Amended and Restated  Registration Rights Agreement among the Company, Elron Electronic Industries (“Elron”), Discount Investment Corporation (“DIC”) and Rafael Development Corporation (“RDC”) was approved at a special meeting of our shareholders. Elron, DIC and RDC collectively own an aggregate of 46.6% of the Company’s ordinary shares and are collectively referred to as the “affiliated shareholders.” This Amended and Restated Registration Rights Agreement has amended and restated a similar agreement among us and the affiliated shareholders that had been entered into in 2007.  The 2007 agreement replaced earlier registration rights granted by the Company to Elron, DIC, RDC, entities affiliated with OrbiMed Capital LLC and other shareholders in connection with a private placement of our ordinary shares completed in September 2000, before our initial public offering. These earlier registration rights expired in October 2006.

Under this agreement, at the request of one or more of the affiliated shareholders holding at least 5% of the Company's then outstanding ordinary shares, the Company must use its best efforts to register any or all of these shareholders’ ordinary shares to the extent that the aggregate offering price of the shares to be registered is at least $15 million. In addition, the affiliated shareholders also have the right to request that the Company include their ordinary shares in any registration statements filed by the Company in the future for the purpose of a public offering, subject to specified limitations. With respect to any shareholder, registration rights will expire if that shareholder can sell all of its ordinary shares within a 90 day period under Rule 144 under the United States Securities Act of 1933, as amended. Generally, the Company is obligated to pay all expenses incurred in carrying out the above registrations, as well as the fees and expenses of one legal counsel for the selling shareholders in each registration.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 8 - Commitments and Contingencies (cont'd)

D.	Registration Rights Agreement (cont’d)

The 2011Amended and Restated Registration Rights Agreement extended the affiliated shareholders’ registration rights until July 18, 2017 and provides relief from certain requirements and financial thresholds necessary to trigger registration rights to the benefit of lending institution to which any of the affiliated shareholders pledge its respective shares in the Company in connection with any credit line or loan provided to the affiliated shareholders. Finally, the Company has agreed that each of the affiliated shareholders could require that any registration be a shelf registration under Rule 415 under the United States Securities Act of 1933, and to maintain such a shelf registration for the maximum possible time

Note 9 - Accounts Payable – Other

	December 31,
	2011	2010
Government institutions	$5,145	$4,983
Liabilities relating to employees	15,370	14,385
Advances from customers	201	109
Warranty	665	340
Commissions	1,857	1,497
Accrued expenses	5,159	4,751

	$28,397	$26,065

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

Expenses recorded in respect of employees’ severance payments for the years ended December 31, 2011, 2010 and 2009 are $1,471, $1,347 and $664, respectively.

The U.S. subsidiaries have a defined contribution retirement plan for their employees. Employees are allowed to contribute up to 18% of their salary in any one year, subject to a regulatory limit. The Company contributes 3% of an employee's salary subject to regulatory limits. Employees are vested in the Company's contributions after 30 days of employment. Expenses recorded in respect of the defined contribution retirement plan in the U.S for the years ended December 31, 2011, 2010 and 2009 are $1,157, $804 and $688, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 11 - Shareholders’ equity

A.	Ordinary shares

All of the issued and outstanding Ordinary Shares of the Company are authorized and fully paid.  The Ordinary Shares of the Company are not redeemable and have no preemptive rights. The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by the Company’s memorandum or articles of association or the laws of the State of Israel, except that citizens of countries (including corporations incorporated in countries) which are considered under the applicable law as "enemy states" of Israel may not be recognized as owners of Ordinary Shares.

B.	Employees’ and non employees’ stock options

In 2003, the Company adopted a stock option plan for directors, employees and consultants (the “2003 Plan”).  The 2003 Plan replaced and superseded previous option plans adopted by the Company in 1998 and 2000.  Under these plans, the Board of Directors (the “Board”), or a compensation committee appointed by the Board, has the authority to grant options to employees of the Company and its subsidiaries, directors or consultants. Each option entitles the holder to purchase one Ordinary Share of par value of NIS 0.05 and expires after 10 years from the date of grant. The Company has reserved for issuance a total of 2,500,000 ordinary shares under the plan. As of December 31, 2011, 518,424 options out of this plan had not been granted.

The purchase price of each share pursuant to the options granted under the 2003 Plan shall be the fair market value on the date the Board approves the grant of the option or as otherwise determined by the Compensation and Nominating Committee.

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

In 2006, the Company adopted the 2006 Equity Incentive Plan (the “2006 Plan”) permitting the grant of equity awards, including options and restricted stock of the Company, to eligible employees, directors and consultants of the Company and its subsidiaries. The 2006 Plan is administered by the Company’s Compensation and Nominating Committee. The 2006 Plan contains provisions concerning the vesting, price, exercise and other terms of awards; however, the Compensation and Nominating committee has authority to grant awards under different terms at its discretion.  The Company has reserved for issuance a total of 4,000,000 Ordinary Shares under the 2006 Plan. As of December 31, 2011 there were 3,446,691 options outstanding and 28,500 shares of restricted stock issued and outstanding, under the 2006 Plan.

Options under this plan must be granted at no less than the fair market value of the Company’s ordinary shares on the date of the grant and the term of the awards may not exceed ten years. The Company’s current policy is that options granted under the 2006 Plan expire six years following the date of the grant.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

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

In case of participating employees and consultants, all unvested awards are cancelled upon the termination of their employment or service. All vested awards may be exercised within 180 days following termination. All vested awards not exercised within this period are automatically forfeited and cancelled. Unvested awards to non-employee directors whose service is terminated or discontinued for any reason other than for cause after more than five years of service on the Company’s Board, will automatically vest and become exercisable immediately prior to termination or discontinuation of service. These vested awards may be exercised within 180 days following termination or discontinuation of service, except in cases where termination or discontinuation of service is a result of statutory requirements, death, disability or other circumstances of forced cessation of service, in which case awards may be exercised at any time until their expiration date. In a case of termination for cause of a plan participant, all awards, whether vested or unvested, are automatically forfeited and cancelled.

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

Awards granted under the 2006 Plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards or the Ordinary Shares issued upon their exercise must be deposited with a trustee for at least two years following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares. Gains on awards granted under the 2006 Plan are subject to capital gains tax of 25% and the Company is not entitled to a tax deduction. Options granted under the 2006 Plan to U.S. residents may also qualify as incentive stock options (ISO) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986.  Options that do not contain terms that will qualify them as ISOs are treated as Non-Qualified Stock Options.

In 2009, the Company adopted the 2009 Equity Incentive Plan (the “2009 Plan”). A total of 1,000,000 authorized but unissued ordinary shares are reserved for issuance as restricted share units (“RSUs”) under the 2009 Plan. As of December 31, 2011 there were 793,517 restricted share units outstanding under the 2009 Plan.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 11 - Shareholders’ equity (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

The terms of the 2009 Plan are similar to those of the 2006 Plan.

During 2009 the Company extended the term of outstanding stock options previously granted under the Company’s 2006 Plan by two additional years. On June 3, 2009, the shareholders at their Annual General Meeting approved extension of the term of outstanding stock options previously granted to external directors under the Company’s 2006 Plan by two additional years.

The incremental cost recorded due to this modification in the consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009 was $61, $721 and $480, respectively.

Awards granted to consultants are immaterial.

Options

The fair value of options granted during the years ended December 31, 2009 (in 2011 and 2010 the Company did not grant options) was estimated on the date of grant using the Black - Scholes model, with the following assumptions:

1.	Dividend yield of zero percent.

2.	Risk free average interest rate of 1.72%, which represents the risk free rate of US$ zero - coupon U.S Government Bonds.

3.	Weighted average expected life of 4.32 years, which represents the period for which the options granted are expected to be outstanding, based on experience from previous employee behavior.

4.	Expected average volatility of 44.54%, which represents a weighted average standard deviation rate for the price of the Company's Ordinary Shares in the NASDAQ National Market.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 11 - Shareholders’ equity (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

The following table summarizes information relating to stock options for Ordinary Shares outstanding, as of December 31, 2011 and 2010:

	Options outstanding as of
	December 31, 2011
		Weighted
		Average
		Remaining
	Number	contractual life
Exercise prices	outstanding at	(in years
$1 - $10	790,080	2.87
$10.01-$20	1,990,864	2.29
$20.01-$30	1,825,172	1.96
$30.01-$40	499,440	2.90
	5,105,556

	Options outstanding as of
	December 31, 2010
		Weighted
		Average
		Remaining
	Number	contractual life
Exercise prices	outstanding at	(in years
$1 - $10	976,986	3.68
$10.01-$20	2,354,500	3.06
$20.01-$30	2,075,704	2.65
$30.01-$40	499,440	3.90
	5,906,630

The stock option activity under the Plans is as follows:

			Weighted average
		Weighted average	grant date
	Number of shares	exercise price	fair value
Balance at January 1, 2011	5,906,630	$19.75	$9.20
Forfeited	(251,533)	21.90	10.23
Exercised	(549,541)	12.01	5.45
Balance at December 31, 2011	5,105,556	20.48	9.55
Exercisable at December 31, 2011	4,515,612	$21.75	$10.30

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 11 - Shareholders’ equity (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

The following table summarizes information relating to non-vested stock options for Ordinary Shares as of December 31, 2011 and 2010 and related changes during the years ended December 31, 2011 and 2010:

		Weighted average
Non-vested options	Number of shares	grant date fair value
Balance at January 1, 2011	1,289,096	$5.29
Vested	(696,001)	6.50
Forfeited	(3,151)	3.83
Balance at December 31, 2011	589,944	$3.86

As of December 31, 2011, unrecognized compensation costs related to non-vested options aggregated $2,306 to be recognized over 1.6 years.

The aggregate intrinsic value of options outstanding as of December 31, 2011 and 2010 is $10,944 and $8,208, respectively. The aggregate intrinsic value of options exercisable as of December 31, 2011 and 2010 is $6,946 and $4,141, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2011 and 2010, is $3,490 and $4,995, respectively.

RSUs

The following table summarizes information relating to RSUs as of December 31, 2011 and related changes during the year ended December 31, 2011:

		Weighted average
Non-vested RSUs	Number of shares	grant date fair value
Balance at January 1, 2011	533,966	$16.68
Granted	338,104	19.53
Vested	(70,020)	17.30
Forfeited	(8,533)	20.80
Balance at December 31, 2011	793,517	$17.80

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 11 - Shareholders’ equity (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

During 2011 the Company granted 284,909 RSUs to employees and non-employees. 50% of the RSUs vest on the second anniversary of the date of grant, and 25% vest on each of the third and fourth anniversaries of the date of the grant. 53,195 RSUs were granted to directors - 100% vest on the first anniversary. The fair value of the RSUs as of the date of grant is amortized over the vesting period. Unrecognized compensation costs related to the RSUs as of December 31, 2011, to be recognized over a weighted average period of 1.72 years, were $9.2 million, and compensation expenses of $4.1 million and $2.0 million were recognized in the years ended December 31, 2011 and 2010, respectively.

Restricted Shares

On May 30, 2006, the Company issued 100,000 restricted shares to its CEO. The restricted shares vested in four installments over a period of four years, beginning on May 30, 2007. On June 15, 2007 the Company issued 6,000 restricted shares to another one of its officers. These restricted shares vest in three installments over a period of four years, beginning on June 15, 2009. The fair value of the restricted shares as of the date of issue is amortized over the vesting period. As of December 31, 2011 there were no unrecognized compensation costs related to the restricted shares. Compensation expenses related to the restricted shares of $18, $485 and $485 and $18 were recognized for the years ended December 31, 2011, 2010 and 2009, respectively.

Total compensation costs

The following table summarizes the allocation of the stock-based compensation charge for both employee and non-employee stock option grants:

	Year ended December 31,
	2011	2010	2009
Research and development costs	$708	$428	$257
Selling and marketing expenses	2,175	1,557	1,619
General and administrative expenses	4,480	6,497	5,392
	$7,363	$8,482	$7,268

Note 12 - Revenues

A.	Revenues by product lines

	Year ended December 31,
	2011	2010	2009
Workstations, recorders and software	$9,060	$8,120	$11,523
PillCam SB capsule	117,561	110,189	110,371
PillCam ESO capsule	425	539	702
PillCam Colon capsule	1,798	1,291	1,021
Patency capsules and scanners	792	666	718
Bravo pH monitoring products	19,746	18,603	14,985
Sierra manometry and catheters	28,460	17,913	-
Services	113	488	2,443
	$177,955	$157,809	$141,763

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 12 – Revenues (cont’d)

B.	Revenues by geographic areas

	Year ended December 31,
	2011	2010	2009
Americas	$108,745	$100,501	$89,671
Europe, Middle East and Africa (mainly Europe)	45,122	40,224	38,481
Asia Pacific	24,088	17,084	13,611

	$177,955	$157,809	$141,763

In the year ended December 31, 2011, revenues from Sierra in the Americas region totaled $19.2 million, in the Europe, Middle East and Africa region $5.9 million and in the Asia Pacific region $3.4 million.

In the year ended December 31, 2010, revenues from Sierra in the Americas region totaled $11.2 million, in the Europe, Middle East and Africa region $5.3 million and in the Asia Pacific region $1.4 million.

Note 13 - Financial Income, net

	Year ended December 31,
	2011	2010	2009
Currency gains, net	$650	$1,989	$397
Income from marketable securities and deposits	1,347	1,165	1,583
Other	(654)	(555)	(396)

	$1,343	$2,599	$1,584

The Company uses forward contracts and option strategies to manage its foreign exchange rate exposures. Contracts with notional amounts of $64.7  million, $58.5 million and $37.1 million  and with estimated fair values that totaled $1,431, $(132) and $824 as of December 31, 2011, 2010 and 2009, respectively, were not designated as hedging instruments for accounting purposes. The changes in fair value of these contracts of $1,563, $(956) and $304 for the years ended December 31, 2011, 2010 and 2009 have been recognized as finance income in those years among “currency gains, net”. The periodic net cash (receipts) settlements totaled $1,617, $1,602 and $(435) for the years ended December 31, 2011, 2010 and 2009, respectively.

Note 14 - Taxes on Income

A.	Israeli Taxation

(1)	Israeli income tax is computed on the basis of the Company’s results in New Israeli Shekels (“NIS”) determined for statutory purposes.

Pursuant to the Encouragement Capital Investments Law -1959 (the “Law”), the Company was awarded “Approved Enterprise” status under the government alternative benefits path (“Alternative Path”) beginning in 1999, upon completion of the project as approved by the Investment Center. The program is for investments in the development of infrastructure and for investments in locally produced and imported equipment. The main benefits to which the Company will be entitled, if it implements all the terms of an approved program, are the exemption from tax on income deriving from an Approved Enterprise, and reduced tax rates on dividends originating from this income (if distributed within a certain time limit).

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

A.	Israeli Taxation (cont'd)

Under the Alternative Path, the income derived from an Approved Enterprise will be exempt from tax for a ten-year period, commencing on the date that taxable income is first generated by the Approved Enterprise (limited to the earlier of a maximum period of 12 years from the year of commencement of operations or 14 years from the year the approval letter was received).

Dividend distributions originating from income of an Approved Enterprise will be subject to a withholding tax at the shareholders level at the rate of 15%, provided that the dividend is distributed during the period stipulated under Israeli law.

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the Approved Enterprise, and on which the Company received a tax exemption, the distribution is subject to corporate taxes at rates varying from 10% - 25% (currently 25%) depending on the percentage of foreign investment holding in the Company as defined by the Law.

If the Company derives income from sources other than the Approved Enterprise during the relevant period of benefits, such income will be taxable at regular corporate tax rates (see (4) below).

In 2005, an amendment to the Law was enacted (the “2005 Amendment”). Provisions of the 2005 Amendment which apply to the Company are as follows:

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

The 2005 Amendment does not apply retroactively for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendments should not impact an existing Approved Enterprise, which received prior written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits may be as early as 2004.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

A.	Israeli Taxation (cont'd)

(2)
As of December 31, 2011, the Company has no tax loss carryforwards in Israel except for capital losses of approximately $13,700 which are available to offset future taxable capital gains for indefinite period.

(3)
As explained above, the Israeli Company is exempt from tax for a ten-year period.  Therefore, the Israeli Company has not recorded deferred tax assets and liabilities. Out of the Company’s accumulated deficit as of December 31, 2011, approximately $12,700 are tax-exempt earnings attributable to its Approved Enterprise and approximately $28,200 are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently- 25% pursuant to the implementation of the Investment Law). According to the 2005 Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders). As of December 31, 2011, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately $3,200. If income attributed to the Beneficiating Enterprise were distributed as dividend, or upon liquidation, the Company would incur a tax liability in the amount of approximately $7,100. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

(4)
On July 14, 2009, the Knesset (the Israeli parliament) passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) - 2009, which provided, inter-alia, an additional gradual reduction in the regular company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the regular company tax rates applicable as from the 2009 tax year are as follows: in the 2009 tax year- 26%, in the 2010 tax year - 25%, in the 2011 tax year - 24%, in the 2012 tax year - 23%, in the 2013 tax year - 22%, in the 2014 tax year - 21%, in the 2015 tax year - 20% and as from the 2016 tax year the regular company tax rate will be 18%. The aforementioned change in the tax rates had no material impact on the Company's financial position or results of operations, since the Israeli company is currently tax exempt as explained above.

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law, the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the regular company statutory tax rate will be 25% as from 2012.

(5)	In 2009, the Company signed a settlement agreement with the Israeli Tax Authorities (ITA) for fiscal years 2004 through 2007 (see also Note 14(F) below).

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

A.	Israeli Taxation (cont'd)

(6)	The 2010 Amendment to the Law for the Encouragement of Capital Investments – 1959

On December 29, 2010 an amendment to the Law for the Encouragement of Capital Investments – 1959 was approved (hereinafter – “the 2010 Amendment”). The 2010 Amendment was published in the Official Gazette on January 6, 2011. The 2010 Amendment is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the 2010 Amendment. Companies can choose to not be included in the scope of the 2010 Amendment and to stay in the scope of the Law before its amendment until the end of the benefits period. The 2012 tax year is the last year companies can choose as the year of election, providing that the minimum qualifying investment began in 2010.

The 2010 Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the “Ireland track” and the “Strategic” track) and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all the company’s income entitled to benefits, such as: for a preferred enterprise – in the 2011-2012 tax years – a tax rate of 10% for Development Area A and of 15% for the rest of the country, in the 2013-2014 tax years – a tax rate of 7% for Development Area A and of 12.5% for the rest of the country, and as from the 2015 tax year – 6% for Development Area A and 12% for the rest of the country. Furthermore, an enterprise that meets the definition of a special preferred enterprise is entitled to benefits for a period of 10 consecutive years and a reduced tax rate of 5% if it is located in Development Area A or of 8% if it is located in a different area.

The 2010 Amendment also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is a company, for both the distributing company and the shareholder. A tax rate of 15% shall continue to apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties, similar to the provisions of the existing law. Furthermore, the 2010 Amendment provides relief with respect to tax paid on a dividend received by an Israeli company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the 2010 Amendment and the dividend is distributed after the date of the notice.

As of the December 31, 2011, the Company has not chosen the election of the Amendment to the law. Under the Company’s current tax status, the Company is eligible for tax exemption through 2021.

B.	Foreign subsidiaries

As of December 31, 2011, all of the Company’s subsidiaries had accumulated net operating loss carryforwards of approximately $38,047. Operating loss carryforwards in the Japanese subsidiary, totaling approximately $23,615, will expire through 2021. Operating loss carryforwards in the German and French subsidiaries amounted to approximately $9,915 and $4,517, respectively, and can be carried forward indefinitely.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

C.	Profit (loss) before tax and income tax benefit (expense) included in the consolidated statements of operations

	Year ended December 31,
	2011	2010	2009
Profit (loss) before taxes on income
and non controlling interest:
Israel	$6,598	$8,232	$12,096
Foreign jurisdiction	7,729	1,318	(194)
	14,327	9,550	11,902

Current tax benefit (expense):
Israel	(1,002)	(294)	500
Foreign jurisdiction	(1,565)	(1,195)	(179)
	(2,567)	(1,489)	321

Deferred taxes (see Note 14D):
Israel	-	-	-
Foreign jurisdiction	409	127	1,221
	409	127	1,221

Income tax benefit (expense)	$(2,158)	$(1,362)	$1,542

D.	Deferred taxes

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

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2011. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

D.	Deferred taxes (cont’d)

The tax effects of significant items comprising the Company’s deferred taxes:

	December 31,
	2011	2010
Deferred tax assets:
Tax loss carryforwards of subsidiaries	$13,123	$15,111
Other timing differences	1,550	1,638

Total gross deferred tax assets	14,673	16,749
Valuation allowance	(13,135)	(15,111)

Net deferred tax assets (presented among current assets)	$1,538	$1,638

Long term deferred tax liabilities -
intangible assets acquired in business combination (see Note 16B)	$(5,362)	$(5,871)

The net changes in the total valuation allowance for the years ended December 31, 2011, 2010 and 2009 are $(1,976) and $1,898 and $2,206, respectively.

E.	Reconciliation of statutory tax benefit (expense) to actual income tax benefit (expense)

	Year ended December 31,
	2011	2010		2009
Profit before taxes on income	$14,327		$9,550	$11,902
Tax rate	24%		25%	26%
Computed expected tax	(3,438)		(2,388)	(3,095)
Tax benefits arising from approved enterprises (*)	1,584		2,058	3,145
Changes in unrecognized tax benefits (expense)	(1,471)		(57)	2,561
Permanent difference and other	(311)		64	1,020
Change in valuation allowance	1,976		(1,898)	(2,206)
Foreign tax rate differential	(498)		859	117

Income tax benefit (expense)	$(2,158)	$	(1,362)	$1,542

(*) Net earnings per share – amounts of the benefit resulting from the Approved Enterprises:

Basic	$0.05	$0.07	$0.11
Diluted	$0.05	$0.07	$0.10

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

F.	Accounting for income tax uncertainties

The Company and its subsidiaries file income tax returns in Israel, the U.S and other foreign jurisdictions. The U.S. subsidiary files income tax returns in federal jurisdictions, and various states within the U.S. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2008.

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

A reconciliation of the beginning and ending amount of unrecognized tax benefits based on the provisions of FASB ASC Subtopic 740-10, is as follows:

	2011	2010	2009
Balance at January 1	$3,991	$3,974	$7,091
Additions based on tax positions related to the current year	1,479	635	1,497
Additions for tax positions of prior years	-	-	507
Reductions for tax positions of prior years	(169)	(618)	(2,010)
Settlements	-	-	(3,111)
Balance at December 31	$5,301	$3,991	$3,974

Unrecognized tax benefits in the amount of $5,301, if recognized, would affect the effective tax rate of the Company. The Company does not expect unrecognized tax benefits to change significantly over the next 12 months.

During the years ended December 31, 2011, 2010 and 2009 the Company recorded approximately $161, $76 and $248, respectively in interest relating to unrecognized tax benefits in the consolidated statements of operations and accrued $485 and $324 in the balance sheets as of December 31, 2011 and 2010, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 15 - Fair Value of Financial Instruments

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.
The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2011 and 2010:

		In active
		markets for	Significant other	Significant
	December 31,	identical assets	observable	unobservable
	2011	(Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short-term investments	$3,794	$3,794	$-	$-
Long-term marketable securities	16,003	16,003	-	-
Derivatives	1,431	-	1,431	-
Total At December 31, 2011	$21,228	$19,797	$1,431	$-

		In active
		markets for	Significant other	Significant
	December 31,	identical assets	observable	unobservable
	2010	(Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short-term investments	$11,181	$11,181	$-	$-
Long-term marketable securities	3,873	3,873	-	-
Derivatives	(132)	-	(132)	-
Total At December 31, 2010	$14,922	$15,054	$(132)	$-

Foreign Exchange Contracts

The Company and its subsidiaries complete transactions in currencies other than their functional currencies. The Company’s primary objective with respect to currency risk is to reduce net income volatility that would otherwise occur due to exchange-rate fluctuations. In order to minimize the risk of gain or loss due to exchange rates, the Company uses foreign currency derivatives. As of December 31, 2011, the Company held foreign currency forward contracts aggregating $3,628 hedging Australian dollar, $19,889 hedging Euro, $3,642 hedging Yen and $37,546 hedging Israeli Shekel. Such instruments had a combined fair value gain (loss) of $1,431 and $(132) as of December 31, 2011 and 2010, respectively, based on quotations from financial institutions. The Company does not apply hedge accounting. Gains /losses on these instruments are recognized in the consolidated statement of operations.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 16 - Acquisition and Investment

A.	Investment in the Japanese Subsidiary

Since June 2009, the Company has purchased shares from the non-controlling shareholders in Given Imaging K.K. (“GIKK”), for a total consideration of $785.

In October 2009, the Company invested $4.4 million (in Japanese Yen) in GIKK. The two other shareholders of GIKK declined to invest in this financial round.

As a result of the share purchase and the investment, the Company’s share in GIKK increased to 93% of the total issued and outstanding shares of GIKK.

As to impairment of goodwill, see Note 17.

B.	Acquisition of Sierra

On April 1, 2010, as part of the Company’s strategy of expanding its product offerings, the Company completed the acquisition of Sierra, a leading provider of specialty diagnostic devices for the gastrointestinal tract (the “SSI Acquisition”). Under the terms governing the SSI Acquisition, on the closing date of the SSI Acquisition (the “SSI Closing Date”), the Company paid $34.8 million in cash for all of the issued and outstanding shares of Sierra’s common stock. Transaction costs in connection with the SSI Acquisition, in the amount of $936, were recorded as expenses in the Company’s consolidated statement of operations for the year ended December 31, 2010.

The Company accounted for the SSI Acquisition using the purchase method of accounting. The following table represents the final allocation of the purchase price of Sierra:

$ in thousands
Current assets	$7,967
Property, plant and equipment	533
Other long-term assets	65
Identifiable intangible assets:
In-process research and development	5,306
Technological intellectual property (1)	7,562
Backlog	612
Business-related intellectual property (2)	3,711
Goodwill	20,523
Total assets acquired	46,279

Current liabilities	(4,761)
Deferred tax liability	(6,759)
Other non-current liabilities	(9)
Total liabilities assumed	(11,529)

Net assets acquired	$34,750

(1)           Amortized over a period of 8 years.
(2)           Amortized over periods ranging from 8 to 15 years.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 16 - Acquisition and Investment (cont'd)

B.	Acquisition of Sierra (cont’d)

The goodwill is attributable to the significant synergies expected to arise after the Company’s acquisition of Sierra.

The operations of Sierra have been included in the consolidated financial statements of the Company from April 1, 2010.  The acquisition of Sierra contributed revenues of $17.9 million and net loss of $716 to the Company for the period from April 1, 2010 to December 31, 2010.

Below are certain unaudited pro forma, combined statements of operations data for the years ended December 31, 2010 and 2009, presented as if the SSI Acquisition had occurred on January 1, 2009, after giving effect to: (a) purchase accounting adjustments, including the increase in amortization of identifiable intangible assets; and (b) estimated decrease in interest income due to the deduction of interest income on the Company’s cash, cash equivalents and marketable securities used as cash consideration in the acquisition.  This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition actually taken place at the beginning of 2009, nor is it necessarily indicative of future results.

	Year ended December 31
	2010	2009
	$ in millions
	(except Earnings per share)
	(unaudited)
Net sales	$162.5	$160.3
Net income	$9.9	$12.9
Net income attributable to shareholders*	$10.2	$13.8
Earnings per share:
Basic	$0.34	$0.47
Diluted	$0.33	$0.45

*
Includes net amortization in the amount of approximately $766 and $1,528 and decrease in interest income of approximately $88 and $350 in 2010 and 2009, respectively. In addition, transaction costs of $936 that were recorded in 2010 were eliminated.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 17 - Goodwill

Goodwill reflects the excess of the purchase price of the Bravo pH monitoring business and Sierra acquired in December 2008 and April 2010, respectively, over the fair value of net assets (see note 16B) and the excess of the cash invested over the fair value of the Company’s share in the net assets of its subsidiary in Japan.

Based on the annual impairment tests performed relating to the goodwill in the Japanese subsidiary, the Company recorded impairment losses of $20 and $483 in 2010 and 2009, respectively, as a result of ongoing operating losses. The Company recognized the impairment losses as part of the Operating expenses - other. All the goodwill related to the Japanese subsidiary has been written off.

The Company has set its annual impairment testing date for Sierra and for Bravo operations at December 31 of each year and no impairment charge was recognized.

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010
Balance as of January 1
Goodwill	$24,998	$4,475
Accumulated impairment losses	(909)	(889)
	24,089	3,586
Goodwill acquired during the year	-	20,523
Impairment loss	-	(20)
Balance as of December 31
Goodwill	24,998	24,998
Accumulated impairment losses	(909)	(909)

	$24,089	$24,089

Note 18 - Dividend

On February 10, 2009, the Board decided to declare and distribute a dividend of $0.54 per share. This dividend was paid on March 11, 2009. In making the decision to pay the dividend, the Board reviewed the Company's current and projected liquidity, its anticipated operating performance, and its growth strategies. No additional dividends are currently anticipated.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 19 – Subsequent Events

A.	Marketing Subsidiary in Brazil

In January 2012, the Company paid $450 in a combination of cash and cancellation of a credit line in connection with setting up a sales and marketing subsidiary in Brazil.  Under the terms of the agreement,  the Company may be obligated to pay up to an additional $600 if certain conditions and performance milestones are achieved between January 2013 and December 31, 2015.

B.	Acquisition of Non-controlling Interests

In March 2012, the Company signed a definitive agreement to purchase all of the shares held by the non-controlling shareholders in GIKK, for a total consideration of $650.

As a result of this share purchase, the Company will hold 100% of  GIKK.