Form 20-F
period 2012-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2013-03-11
CIK 315126

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission File No. 0-11456
______________

ELRON ELECTRONIC INDUSTRIES LTD.
(Exact name of Registrant as Specified in Its Charter and Translation of Registrant’s Name Into English)
______________

ISRAEL
(Jurisdiction of Incorporation or Organization)

3 Azrieli Center, 42nd Floor, Tel-Aviv, Israel 6702301
(Address of Principal Executive Offices)
______________

Yaron Elad, Vice-President & Chief Financial Officer
Telephone: (972) 3-607-5555, Facsimile: (972) 3-607-5556
3 Azrieli Center, 42nd Floor, Tel-Aviv, Israel 6702301
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

______________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 29,733,767

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

For the purpose of this Annual Report, the terms "group companies" and "companies in our group" collectively refer to subsidiaries, associates and other companies in which we have direct or indirect holdings through our wholly-owned subsidiaries, Elbit Ltd., or Elbit, and DEP Technology Holdings Ltd., or DEP, including DEP's 50.1% subsidiary, RDC Rafael Development Corporation Ltd., or RDC, and our 80% held subsidiary, Navitrio Ltd., or Navitrio. Our ownership interests in our group companies reflected in this Annual Report represent our beneficial ownership interests in the outstanding shares of these companies as of December 31, 2012 unless otherwise expressly indicated. Our outstanding beneficial ownership interests in the preferred shares of these companies are represented on an as-converted-basis, unless otherwise indicated. Except where expressly otherwise stated herein, our beneficial ownership interests do not take into account dilution due to the exercise of options or other convertible instruments and accordingly are subject to change as a result of the exercise of such options. Furthermore our fully diluted holdings do not take into account options or convertible loans when the amount of shares to be received upon their exercise or conversion, as applicable, is not known in advance. We have also indicated our direct holding and our share in the holding of RDC and Navitrio in a group company where applicable. The references in this Annual Report to the Statement of Financial Position items are as of December 31, 2012 unless otherwise indicated.

Please be advised that in order to make our disclosure more consistent with the information disclosed in our previous Annual Report and with our annual report in Hebrew prepared in accordance with Israeli securities laws and regulations, being filed simultaneously with this Annual Report (see also "Item 4A – History and Development of the Company) certain information not required by this Annual Report on Form 20-F has been included.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report includes certain "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and within the meaning of Section 32A of the Israeli Securities Law, 1968. The use of the words "projects," "expects," "may," "plans" or "intends," or words of similar import, identify a statement as "forward-looking." There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties described in this Annual Report under "Item 3 – Key Information – Risk Factors," as well as those discussed elsewhere in this Annual Report and in our other filings with the United States Securities and Exchange Commission (the "SEC").

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

Elron Electronic Industries Ltd.
100%
Elbit Ltd.
80%
Navitrio
100%
DEP
1%
Notal Vision
22%
46%
Cloudyn
50%
RDC
9%
Given Imaging (1)
22%
34%
Numbeez
Kyma
73%
BrainsGate
30%
31%
POSE
SmartWave
100%
Pocared
41%
Cartiheal
24%
NuLens
35%
Jordan Valley
19%
Aqwise
20%
Atlantium
9%
Plymedia
27%

Navitrio Numbeez POSE 80% 46% 34% 31% Atlantium 20% 9% 27% 73% 100% Elron Electronic Industries Ltd. 100% Aqwise Kyma SmartWave Notal Vision RDC 22% Plymedia Cloudyn Cartiheal Pocared BrainsGate Jordan Valley Given Imaging (1) 100% Elbit Ltd. NuLens DEP 22% 30% 41% 24% 35% 19% 9% 1% 50

(1)	To the best of our knowledge, Discount Investment Corporation Ltd., or DIC, holds approximately 15.2% of Given Imaging Ltd.'s, or Given Imaging's, issued share capital.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following selected financial data for the years ended and as of December 31, 2008, 2009, 2010, 2011 and 2012 are derived from our audited consolidated financial statements, of which the Consolidated Statements of Financial Position as of December 31, 2008, 2009, 2010, 2011 and 2012, and the Consolidated Statements of Income, for each of the years ended December 31, 2010, 2011 and 2012 appear later in this Annual Report and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. The first consolidated financial statements that were prepared in accordance with IFRS were our consolidated financial statements as of December 31, 2009. You should read the following selected financial data together with "Item 5 – Operating and Financial Review and Prospects" of this Annual Report, "Item 8 – Financial Information" of this Annual Report and our consolidated financial statements together with the notes thereto included elsewhere in this Annual Report. Please see Note 18 to our consolidated financial statements with respect to the computation of basic and diluted net earnings (loss) per ordinary share.

Item 3.	Key Information (Cont.)

Consolidated statements of income

(in thousands of U.S. Dollars ("U.S. Dollars", "U.S. $" or "$"), except share and per share data)

	Years ended December 31,
	2008	2009 (*)	2010 (*)	2011 (*)	2012
Income
Sales of goods	6,237	9,904	9,608	14,103	-
Gain from disposal and revaluation of investee companies and changes in holdings, net	783	35,238	165,449	34, 605	39,426
Financial income	6,259	1,446	2,955	1,758	1,241
	13,279	46,588	178,012	50,466	40,667
Cost and Expenses:
Cost of sales	3,200	4,824	3,948	5,823	-
Research and development expenses, net	29,911	25,699	18,209	18,184	6,869
Selling and marketing expenses	7,525	8,985	6,551	5,672	905
General and administrative expenses	19,065	15,865	13,577	10,474	7,190
Equity in losses of associates, net	40,146	10,514	10,863	10,374	8,357
Amortization of intangible assets	1,061	1,416	1,484	313	-
Financial expenses	4,800	5,434	3,031	4,173	2,052
Other expenses (income), net	257	2,230	3,136	9,560	(282)
	105,965	74,967	60,799	64,573	25,091
Income (loss) before taxes on income	(92,686)	(28,379)	117,213	(14,107)	15,576
Taxes on income (tax benefit)	(32)	(2,453)	6,112	602	(262)
Net income (loss)	(92,654)	(25,926)	111,101	(14,709)	15,838
Net income (loss) attributable to Elron's shareholders	(71,834)	(10,835)	66,333	(8,417)	4,357
Net income (loss) attributable to non-controlling interest	(20,820)	(15,091)	44,768	(6,292)	11,481
Net income (loss)	(92,654)	(25,926)	111,101	(14,709)	15,838
Net income (loss) per share attributable to shareholders:
Basic gain (loss) per share	(2.43)	(0.36)	2.17	(0.34)	0.09
Weighted average number of ordinary shares used in computing basic gain (loss) per share (in thousands)	29,650	29,650	29,655	29,660	29,664
Diluted gain (loss) per share	(2.44)	(0.38)	2.17	(0.34)	0.09
Weighted average number of ordinary shares used in computing diluted gain (loss) per share (in thousands)	29,650	29,650	29,666	29,660	29,664

  (*) Retroactively adjusted (see Note 2.A.4  in "Item 18 – Financial Statements" for the year ended December 31, 2012).

Item 3.	Key Information (Cont.) Consolidated Statement of Financial Position

(in thousands of U.S. Dollars ("U.S. Dollars", "U.S. $" or "$"), except share and per share data)

	As of December 31,
	2008	2009 (*)	2010 (*)	2011 (*)	2012

Cash, cash equivalents and short-term and long term investments	17,507	64,807	56,904	40,078	47,541
Assets held for sale	-	-	17,211	3,155	-
Investments in associate companies and in other companies and long term receivables	175,877	128,704	157,785	134,512	140,624
Total assets	219,579	213,080	250,315	208,329	197,082
Total current liabilities	20,095	25,937	14,782	4,993	2,838
Long term loans from banks and others	35,141	36,981	535	3,288	4,000
Long term loans from shareholders	6,176	16,737	-	-
Employee benefits	991	194	134	1	4
Total equity	146,051	122,093	219,470	194,083	184,919
Equity attributable to Elron's shareholders	139,506	126,469	195,901	173,609	162,040
Capital stock	209,558	209,968	205,662	191,481	190,414

(*)	Retroactively adjusted (see Note 2.A.4 in "Item 18 – Financial Statements" for the year ended December 31, 2012).

B. Capitalization and Indebtedness

See Item 5 "Operating and Financial Review and Prospects" – 5B "Liquidity and Capital Resources" and Item 5F "Tabular Disclosure of Contractual Obligations"

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Specific Risks Affecting Elron

If our cash resources are insufficient to finance our operations, we may be unable to obtain alternative sources of financing and consequently may be unable to invest in existing and new companies. Our financial resources are dependent upon the proceeds of realization of our holdings in our group companies, loans and credit lines, and receipt of dividends from our group companies, the distribution of these dividends may not always be economically sensible due to the tax consequences under the Law for the Encouragement of Capital Investments, 1959 on distributions of some of our group companies, mainly Given Imaging – see Item 10E. "Taxation". In the absence of sufficient amounts of such financial resources, there is no assurance that we will be successful in raising additional capital for our activities and continued support of and investment in our existing and new companies. We have secured a $30 million credit facility with Silicon Valley Bank of which we utilized $5 million in 2012. At the time the credit line was utilized, we pledged shares directly held by us in Given Imaging in an amount equal to maintain a certain coverage ratio of the market value of the pledged shares to the amount of credit utilized. The market price of Given Imaging's shares is subject to fluctuations. To the extent that the share price of Given Imaging declines, we may be unable to fully utilize the credit line. Should the market value of the pledged shares decrease, and we are unable to pledge additional Given Imaging shares, provide alternative collateral or repay a portion of the credit utilized, the Bank may ask for immediate repayment. In such case, we can provide no assurances that we will be able to obtain alternative cash resources on satisfactory terms or at all.

We may be deemed to be an investment company under the U.S. Investment Company Act of 1940. Generally, a company must register under the Investment Company Act of 1940 as amended, or the 1940 Act, and comply with significant restrictions on operations and transactions with affiliates if it is engaged in the business of investing, owning, holding or trading securities and owns investment securities (as defined in the 1940 Act) exceeding 40% of the company's total assets, or if it holds itself out as being engaged primarily in the business of investing in, reinvesting or trading securities. The 1940 Act provides for various exemptions from the obligation to register thereunder, and in 1980 we received an order from the SEC, declaring that we are not an investment company under the 1940 Act. If certain of our investments were to adversely affect our status under the 1940 Act or if we were to cease to comply with the conditions of the order, we might need to dispose of or acquire other investments to avoid the requirement to register as an investment company on terms that may not be favorable to us. In addition, if we were deemed to be an investment company and therefore required to register as such under the 1940 Act, we would be unable to continue operating as we currently do, as a result of which our market value could be severely harmed.

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

We believe that in 2012 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our analysis is based, among other things, upon certain assumptions and methodologies with respect to the values that we have used; our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we have held; and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.

There is no assurance that the IRS will not challenge our assumptions and methodologies. If the IRS were to challenge successfully such assumptions or methodologies, we may potentially be classified as a PFIC for 2012 or prior taxable years. Furthermore, there can be no assurance that we will not become a PFIC in the future. In the event of a sale of our shares in Given Imaging, if such event were to occur in 2013, we would need to evaluate the impact thereof on our PFIC status (see "Item 4 - Information on the Company- History and Development of the Company- DIC Considering Sale of Controlling Block of Given Imaging"). U.S. holders of our shares are urged to consult their tax advisors regarding the potential application and effects of the PFIC rules.

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

Our principal shareholder, DIC, has the ability to direct our business and affairs. As of December 31, 2012, DIC beneficially owned an aggregate of approximately 50.33% of our ordinary shares and accordingly has the power to elect a majority of the members of our board of directors. The majority of the members of our board of directors are officers or directors of DIC or of its controlling shareholders or affiliates of its controlling shareholders. Accordingly, DIC has the ability to direct our business and affairs. In addition, DIC's control over us may impose various regulatory restrictions on our activities. See risk factors below regarding anti-trust regulations, recommendations for increasing competitiveness in the Israeli economy, and Bank of Israel regulations on borrowing from Israeli banks. Furthermore, we entered into a Services Agreement with DIC pursuant to which, we receive substantially all of our managerial and administrative services through a staff employed by DIC within the framework of which a vice president of DIC serves as our Chief Executive Officer. The Services Agreement was renewed for an additional three year period commencing from May 1, 2012. For more information see "Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders."

We have voluntarily delisted from the Nasdaq Global Select Market and may in the future seek to terminate our Exchange Act registration. In view of the significant costs associated with maintaining a U.S. listing, our relatively limited number of U.S. holders of record and the fact that a substantial majority of the trading of our shares then occurred on the Tel Aviv Stock Exchange, or TASE, we voluntarily delisted our shares from the Nasdaq Global Select Market, or Nasdaq, on January 6, 2010. As a result of our delisting, we are now required to comply with reporting requirements in accordance with both Israeli and applicable U.S. securities laws. To the extent that we comply with one of the deregistration conditions required under the applicable U.S. securities laws, it will be possible for us to effect a deregistration. The foregoing actions may have an adverse impact on the market price for our ordinary shares. If we are successful in terminating our Exchange Act registration, we will no longer be obligated to file reports with or furnish reports to the SEC, including annual reports on Form 20-F and reports on Form 6-K. After deregistration under the Exchange Act, we will continue to be governed by disclosure requirements under applicable Israeli law and regulations. For more information see "Item 4A – History and Development of the Company".

Risks Affecting Us and the Companies in Our Group

Ongoing uncertainty regarding global and local economic conditions may adversely affect our and our group companies' results and financial condition and could lead to impairment charges. The developments in the global markets and particularly in the Euro zone and in the United States, which include securities' prices and currencies' exchange rate fluctuations, as well as domestic developments, have affected and may continue to affect our and our group companies' results of operations, liquidity, value of equity, value and exit potential of assets, business (including the demand for our group companies' products), financial covenants, ability to distribute dividends, ability to raise financing as required for day-to-day, long-term and R&D operations, allocation of resources, and availability and terms of financing from financial institutions and banks.

Our financial results and financial condition are principally impacted by the results of operation of, and the value of our holdings in, our group companies, which are primarily concentrated in Given Imaging. As of December 31, 2012, the carrying amount of our holdings in our group companies represented approximately 69% of our total assets out of which the carrying amount of our holding in Given Imaging represented approximately 54%. We are exposed to the volatility of the market value of our holdings in public and private companies and particularly, the value of Given Imaging whose shares are traded on the Nasdaq and the TASE. The market values of companies operating in the high tech field have experienced significant volatility in the past. If our group companies experience difficulties in the future, or if there are adverse changes in their fair value or market value, we may need to write-down or write-off the carrying value of our holdings and our business and financial results and/or the value of our assets will be adversely affected. In addition, changes in the market value of Given Imaging and changes in the value of our holdings in our private group companies may have an adverse effect on our market value.

Our financial results significantly depend on the results of operations of our group companies, which continue to invest heavily in their development and of which most have generated losses. Our results of operations are directly impacted by the results of operations of our group companies which are consolidated in our financial statements or are accounted for on an equity or fair value basis. To the extent any of these companies have poor financial results or encounter difficulties in their operations, our financial results will be negatively impacted. Many of these companies are in the development stage and have not yet generated significant revenues, if at all, have incurred losses, and have invested heavily in research and development and marketing of their products. We anticipate that the majority of these companies will continue to record losses in the future.

Our financial results and our cash reserves are directly impacted by our ability to conclude "exit" transactions at significant values. Our financial results and cash reserves are directly impacted by our ability to conclude "exit" transactions for certain of the companies in our group. The impact of a global economic slowdown may adversely affect our ability to effect exit transactions at significant values. To the extent that worldwide market conditions in the high technology industry or other factors such as trends in the venture capital industry, do not permit us to conclude these types of transactions, our results and cash resources will be adversely affected.

 We compete with other entities for acquisition and investment opportunities. As part of our overall strategy, we pursue opportunities for acquisitions of, and investments in, Israeli companies and Israel-related technology companies. The success of a number of Israeli companies, has prompted potential investors to seek investment opportunities in Israel, which has allowed many Israeli high-technology companies to gain direct access to Israeli and foreign public securities markets and financial and strategic acquisition potentials. We compete for acquisition and investment opportunities with other established and well-capitalized entities such as strategic investors (large technology companies which invest in their field of activity or tangential fields), venture capital funds, private equity funds and other investors. There can be no assurance that we will be able to identify acquisition or investment opportunities upon favorable terms. Our failure to effect further acquisitions or investments in the future may hinder our ability to grow and could harm our business, financial condition and results of operations.

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

Our ability to invest in companies or conclude exit transactions may be adversely affected and/or prevented by anti-trust regulations both in Israel and abroad. The Israeli and international anti-trust laws may adversely affect and even prevent our or our group companies' ability to invest in companies or to effect exit transactions. Certain of these transactions may be subject to the approval of the General Director of the Israeli Anti-Trust Authority, or the General Director, which approval may be denied or given with certain conditions. Due to the fact that IDB Development Corporation, or IDBD, holds more than 50% of our shares, any enquiry as to whether an investment transaction needs to be reported to or to receive the consent of the General Director is extensive in its scope taking into account other companies within the IDBD group of companies. In addition, since our group companies may become involved in or be the subject of cross border transactions, foreign anti-trust approvals in countries in which the parties to the transaction operate, such as the United States and Europe, may also be required, which may in turn delay or prevent such transactions from taking place.

Recent recommendations of the Israeli committee for increasing competitiveness in the economy may adversely affect our business. In July 2012, the Israeli Parliament approved the first reading of the government bill for promoting competitiveness and reducing concentration, which among other things, imposes restrictions and conditions regarding the holding of significant financial and non-financial companies (as defined in the bill) by the same controlling shareholder and regarding a significant non-financial company holding a significant financial company; and imposes restrictions on the control over companies that are reporting corporations (as defined in the Israel Companies Law) in a pyramid structure, by limiting the number of levels  to three in existing structures (according to the bill, we and our group companies may be deemed as companies lower than the third level of the pyramid structure) and to two levels for a new pyramid structure. In addition, the bill includes provisions for strengthening the independence of the board of directors in public companies within a pyramid structure under certain circumstances.

The implementation of this bill's provisions in legislation (several of which provisions provide transition periods of up to six years) particularly those pertaining to companies included in a pyramid structure, if so approved, may have a material adverse effect on us, considering, among other things, restrictions on the structure of our holdings, our control of public companies, our ability to purchase or dispose of holdings in public companies and the value of our holdings in such companies, our ability to bring our private group companies to effect public offerings of shares, the industries in which we shall operate, and so forth. In addition, the implementation of these provisions in legislation may affect the control structure of Elron.

We have indemnification obligations which survive exit transactions and we may not receive the entire proceeds due to us from exit transactions of our group companies. During the execution of exit transactions, we, as shareholders of our group companies, and/or our group companies are often called upon to make representations and warranties to the acquirer about the relevant group company and to, under certain circumstances, indemnify the acquirer for damages should such representations or warranties prove to be inaccurate. In addition, a portion of the sale proceeds is often held in escrow as security for the indemnification obligations, which may expose us to the risk of ultimately not receiving all or part of such portion of the proceeds should the representations and warranties prove to be inaccurate. Also, certain proceeds may be contingent upon future performance of such companies following the exit transaction and over which we have no control and accordingly, there is no assurance that such proceeds will be ultimately paid to us in full or at all. Should we not receive the entire proceeds due to us from exit transactions of our group companies in the circumstances described above, it may affect our results of operations and financial condition. Regarding representations and deposit of moneys in escrow in connection with the sale transactions of Medingo, Teledata, Safend, Starling, Wavion and Sync-Rx, see "Item 4A – History and Development of the Company" below.

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

Many of our group companies may face difficulties in obtaining future financing on favorable terms or at all. Many of our group companies are in the development stage and have extensive research and development and marketing costs and limited revenues, if any. In order to succeed, these companies may require additional capital to fund these costs. Their ability to obtain financing is impacted by the general economic condition, the condition of the capital markets and the condition of the venture capital industry. If these companies have difficulties obtaining financing from their current shareholders, or from external financing sources, their continued operations may be at risk and such difficulties may materially adversely affect their results of operations and financial performance. This would also adversely affect our financial performance and results of operations.

Bank of Israel regulations limit our and our group companies' ability to borrow from Israeli banks. Bank of Israel regulations limit the ability of Israeli banks to extend credit in excess of certain levels to companies and individuals considered to be in an associate group, which effectively limit the amount available to companies within such group for borrowing from such banks. We and our group companies are part of the IDBD group of affiliated companies, which is one of the largest groups of affiliated companies in Israel. The IDBD group includes many Israeli companies that may require, or that hold ownership interests in companies that may require, extensive credit facilities from Israeli banks for the operation of their businesses. These regulations may result in difficulties for us and our group companies in obtaining or increasing bank financing, if required, from Israeli banks, and may affect our and their ability to make investments for which bank credit is required or to invest in companies that received large credit facilities from certain Israeli banks as well as their ability to conduct certain business activities in cooperation with parties who received such credit facilities.

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

There is no assurance that our subsidiary, RDC, will be able to continue to develop technologies and/or new companies. Our wholly-owned subsidiary, DEP, holds 50.1% of the outstanding shares and voting rights of RDC, which was established by DEP together with the predecessor of Rafael Advanced Defense Systems Ltd., or Rafael, pursuant to an agreement entered into in 1993. RDC has first rights to commercialize certain technologies of Rafael for the development of products for use in non-military markets. For more information, see "Item 10C – Additional Information – Material Contracts." Our ability to continue to grow and develop and to build new companies within RDC could be harmed, and our business, financial condition and results of operations could be adversely affected, if we are unable to realize the full potential value of RDC's agreement with Rafael as a result of any of the following:

•	Rafael does not cooperate with RDC in the realization of RDC's rights under the agreement;

•	Rafael or RDC does not identify existing technology, or Rafael does not develop new technology, that is identified suitable for being commercialized in non-military markets;

•	RDC does not reach agreement with Rafael on the terms of the use of technology for commercial purposes ;

•	RDC is unable to obtain continued financing from its shareholders or otherwise, if and when required; or

•	RDC faces difficulties in securing financial resources to support new and existing innovations.

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

The technological fields within which our group companies operate involve a high level of risk and uncertainty. Penetration into the technological fields within which our group companies operate involves a high level of risk and uncertainty and requires the investment of considerable sums of money and time. Our group companies may fail in either the development of their products including additional products or new applications based on developed platforms, expansion of the pipeline of products, manufacturing of the products, or obtaining the necessary approvals for commercializing the products and selling their products in significant quantities directly or through strategic partnerships or license agreements and maintaining a competitive advantage over time. The research and development of each product in its respective technological field within which our group companies operate, particularly companies in the medical device field, takes many years and requires the employment of high quality development personnel. Every product development project entails many scientific and engineering complexities and extensive technological know-how is required for the development of the product. The absence of technological and business know-how and suitable technological infrastructure may lead to a delay or failure in the product development. In addition, there is also the risk that after completion of the development and approval processes, a competitor may have developed superior technology, which gives it a competitive advantage. Furthermore it is difficult to transition from development stage to marketing and manufacturing stage operations, including establishing commercial manufacturing capabilities and establishing sales and marketing infrastructure. The ability to penetrate markets in circumstances where there is no competing product is also dependent on the ability of our group companies to educate their potential customers of the possibilities for the use of the product and its advantages. Delays, difficulties or failures associated with developing, manufacturing, or marketing products, or associated with new product introductions or product enhancements, could materially adversely affect the financial condition and results of operations of these companies and, as a result, our financial condition and results of operation.

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

Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future and may be restrictive in their terms. Certain of our group companies participate in programs of the Office of the Israeli Chief Scientist, or, the OCS, and the Israel Investment Center, from which they receive grants of between 20% and 50% of the research and development expenses and other benefits for the financing of a portion of their research and development expenditures in Israel. In consideration for receiving a grant from the OCS, the company receiving the grant, or, the Recipient Company, is obligated to pay the OCS royalties from the revenues generated from the sale of products (and related services) or services developed (in all or in part) according to, or as a result of, a research and development program funded by the OCS (at rates which are determined under the Israeli Encouragement of Industrial Research and Development Law, 1984 and related regulations, or the R&D Law), up to the aggregate amount of the total grants received by the OCS, plus annual interest (as determined in the R&D Law). Any intellectual property developed using the OCS grants and any right derived therefrom must be fully and originally owned by the Recipient Company unless transfer thereof is approved in accordance with provisions of the R&D Law.

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

The Recipient Company is subject to certain obligations under the R&D Law. The pertinent obligations are as follows:

•
Local Manufacturing Obligation: Products developed as a result of OCS funded R&D must, as a general matter, be manufactured in Israel. The transfer of manufacturing capacity outside of Israel, in whole or in part, is subject to the OCS's prior written approval (except for the transfer of less than 10% of the manufacturing capacity in the aggregate) and the payment of royalties at an increased rate (between 120% and 300% of the amount of the grant (depending on the manufacturing volume that is performed outside of Israel), less royalties already paid to the OCS). A company also has the option of declaring in its OCS grant application an intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval. Under the R&D Law it is clarified that even in the case where approval has been granted to manufacture outside Israel within the framework of approval of an R&D plan and in the case of the transfer of manufacturing at a rate that does not require the approval of the research committee (i.e. at a rate of up to 10%), a company is obligated with regard to the transfer of manufacturing outside of Israel, to pay increased royalties to the State of Israel, at the rates set forth in the R&D Law.

•
Know-How transfer limitation: The R&D Law restricts the ability to transfer know-how funded by the OCS outside of Israel. Transfer of OCS funded know-how outside of Israel requires prior OCS approval and is subject to certain payment to the OCS calculated according to formulae provided under the R&D Law. The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to a third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a new redemption fee formula that is based, in general, on the ratio between aggregate OCS grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. This new formula was enacted recently and came into effect in November 2012. The new formula establishes a maximum payment of the redemption fee paid to the OCS under the above mentioned formulas and differentiates between two situations: : (i) in the event that the company sells its OCS funded know-how, in whole or in part, or sells it as part of an M&A transaction, and subsequently ceases to conduct R&D activity in Israel, the maximum redemption fee under the above mentioned formulas shall be no more than 6 times the amount received (plus annual interest) for the applicable know-how being transferred, and not less than the entire amount received (less royalties paid), as applicable; (ii) in the event that following the transactions described above (i.e. asset sale of OCS funded know-how or transfer as part of an M&A transaction) the company continues to conduct its R&D activity in Israel (for at least three years following such transfer and keeps on staff at least 75% of the R&D employees it retained for the six months before the know-how was transferred), then the company is eligible for a reduced cap of the redemption fee of no more than 3 times the amounts received (plus annual interest) for the applicable know-how being transferred, and not less than the entire amount received (less royalties paid), as applicable.

It should be noted that there is no assurance that our group companies will receive the required approvals from the OCS for any proposed transfer outside of Israel of technology and/or know-how developed with OCS funding, if such will be required.

In the event that group companies which received grants from the OCS, request to manufacture OCS funded products outside Israel or to sell their OCS funded know-how or a part thereof to a non-Israeli entity, including within the framework of the sale of that company or its assets, the approval of the OCS will be required and this will involve additional payments to the State of Israel.

The restrictions under the R&D Law will continue to apply even after our relevant group companies have repaid the full amount of royalties payable pursuant to the grants.

The restrictions, among others, may limit the ability of our group companies that receive grants to conclude transactions with international companies, including "exit" transactions. In addition, if our group companies fail to comply with the conditions imposed by the OCS, they may be required to refund the grants received immediately together with interest and penalties, and if they violate the provisions of the R&D Law, they may also be subject to criminal charges. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology funded through OCS programs and this may lead to additional royalties being payable on additional products. This may materially adversely affect the financial condition and results of operations of our group companies and as a result, our financial condition and results of operations may be materially adversely affected.

In addition, the OCS is in the process of exploring the possibility of promulgating regulations, including the consideration due to the State of Israel for the granting of licenses to use know-how developed as a result of research financed by the OCS. Such regulations may have an effect on us and our group companies receiving OCS grants, in respect of the amount of their payments to the OCS for the grant of sub-licenses to third parties. As of the date of filing of this Annual Report, we are unable to assess the effect, if any, of the promulgation of such regulations on our group companies.

We and our group companies may have difficulty retaining key employees. The success of our group companies depends, in large part, on a limited number of key personnel in the management, scientific, technological and technical fields. In addition, future success will depend, in part, on attracting and retaining highly qualified personnel and There can be no assurance that our group companies will be able either to retain present personnel or to acquire additional qualified personnel as and when needed. The loss of the services of key personnel of our group companies and the failure to attract highly qualified personnel may materially adversely affect our group companies' financial condition and results of operation and as a result, our financial condition and results of operation may be materially adversely affected.

 We also depend, inter alia, on attracting and retaining highly qualified personnel including those who can also serve effectively as directors of our group companies. There can be no assurance that we will be able to retain or attract optimally qualified personnel to provide such services to us, which could have a negative impact on our financial conditions and results of operation.

Certain of our group companies depend on international operations. Most of our group companies depend on sales to customers outside of Israel. We expect that international sales will continue to account for a significant portion of these companies' revenues for the foreseeable future. As a result, negative changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause the business, financial condition and results of operations of these companies to be harmed and as a result negatively impact on our financial condition and results of operations. Some of the risks of doing business internationally include:

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

Conditions in Israel may affect our operations and the operations of our group companies. We and most of our group companies conduct principal operations in Israel and therefore are directly affected by the political, economic, and military conditions affecting Israel and the Middle East. In particular, we could be adversely affected by:

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

The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations. To the extent that our group companies are based in Israel and have international operations, or operate only in Israel but conduct their business in different currencies, their revenues, expenses, assets and liabilities, are not necessarily in the same currency and therefore they are exposed to foreign exchange rate fluctuations. In particular, our functional currency, as well as that of most of our group companies, is the U.S. dollar. However salaries and related expenses of our expenses as well as expenses related to the DIC Service Agreement (See "Item 7 – Related Party Transactions – Major Shareholders") and other operating expenses are denominated in NIS. If the NIS should strengthen against the U.S. dollar, it will harm our and our group companies' results of operations and cash resources. We hold a significant portion of our cash balances in dollars, however, in the future, changes may take place from time to time in the amounts of these balances, in how we maintain our cash, and the portion of cash we hold in each currency, based on business developments and future decisions.

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

Changes in legislation and government regulation of the healthcare industry, as well as third-party payors' efforts to control the costs of healthcare, could materially adversely the business of our medical device group companies. To the best of our knowledge, in reliance on publications, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act were signed into law in the United States. These laws, or the PPACA, introduce changes that are expected to impact the medical device industry. One of the principal aims of the PPACA as currently enacted is to expand health insurance coverage to approximately tens of millions of Americans who are uninsured. The consequences of these significant coverage expansions on the operations of our group companies are unknown and speculative at this point. The PPACA contains a number of provisions designed to generate the revenues which are necessary to fund the coverage expansions among other things. This includes new fees or taxes on certain health-related industries, including medical device manufacturers, such as significant new taxes on medical device makers in the form of a 2.3% excise tax on all U.S. medical device sales beginning in 2013. This significant increase in the tax burden on the medical device industry could have a material adverse impact on our results of operations and our cash flows We expect that the PPACA, as well as other federal or state health care reform measures that may be adopted in the future could limit the prices our medical device group companies are able to charge for their products or the amounts of reimbursement available for their products, and could limit the acceptance and availability of their products, and therefore could have a material adverse effect on our medical device group companies' results of operations and financial performance. This could also adversely affect our financial performance and results of operations.

The development of products by our group companies in the medical device field is dependent upon the success of clinical trials. The continued development of many of the products being developed by our group companies engaged in the medical device field, is dependent upon the performance of clinical trials and subject to, and contingent upon, the success of such trials at each one of the regulatory stages. The performance of clinical trials is dependent upon a variety of factors, including the ability to recruit appropriate candidates for such trials. A slower than expected pace of recruiting and/or a delay in recruiting candidates for the trials may derive from various factors, such as low incidence of patients meeting the trial’s criteria, competition between companies over the participation of trial candidates, a change in candidates’ readiness to volunteer for the trial and lack of funds. Furthermore, the need for the consent of various clinical research bodies for the performance of the trials, receipt of the regulatory approvals for performance of the trials, and the structure of the trials (trial protocol, manner of analysis of results etc.), regulatory changes, as well as the possibility of unexpected side effects of the group companies’ products may all constitute obstacles in the path to successful completion of the clinical trials, and may delay or even stop the continued performance of the clinical trials and lead to postponement of receipt of the approvals and permits as aforesaid. Therefore, it is impossible to know when clinical trials will be completed, if at all. Accordingly this could materially adversely affect our group companies' financial condition and results of operation and as a result could also materially adversely affect our financial condition and results of operations.

Our medical device companies experience significant uncertainty at the research and development stage. Most of our medical device companies are in the research and development stage. In light of the uncertainty that they will succeed in developing their various products, in demonstrating their products efficiency, safety, and cost-benefit, and/or in penetrating relevant markets, in the event of the failure in the technological development of products of our group companies and/or the failure to obtain the required approvals from the authorized regulatory authorities in order to market their products and/or successfully penetrate into the relevant market, our investment in these companies may ultimately be lost and as a result could materially adversely affect our financial condition and results of operations.

Risks Affecting Our Holdings in Given Imaging

The following risk factor sections have been condensed for the purposes of this Annual Report. The risks associated with Given Imaging are more fully described in documents filed by Given Imaging with the SEC.

The price of Given Imaging's shares could fluctuate significantly as a result of a number of factors, including varying quarterly financial performance or its failure to meet its guidance or the expectations of analysts or investors, which may lead to additional volatility in its share price. Given Imaging's ordinary shares commenced trading on the Nasdaq in October 2001 and on the TASE in March 2004. In 2012, the closing price of its shares has ranged from $12.69 to $19.79 per share on the Nasdaq Global Select Market and NIS50.33 to NIS75.23 on the Tel-Aviv Stock Exchange. The price of Given Imaging's shares could fluctuate significantly for, among other things, the following reasons: macroeconomic or general market conditions, future announcements concerning Given Imaging or its competitors, the existence and outcome of litigation concerning its intellectual property assets, changes in third-party reimbursement practices, regulatory developments, and new clinical or economic data regarding its current or future products and political and national security environment in Israel. See also "Item 4A – History and Development of the Company" regarding DIC's intention to seek and consider possibilities to sell the controlling block of Given Imaging. In addition, it is Given Imaging's practice to provide guidance to the market as to its expected revenues and earnings per share based on information available to it at the time of the guidance. If Given Imaging's operating results do not meet its guidance or the expectations of securities analysts or investors, the price of Given Imaging's shares would likely decline. In addition, based on Given Imaging's experience to date, Given Imaging believes that many of its customers delay purchasing its products until the end of the fiscal quarter because they believe this will enable them to negotiate more favorable terms. Therefore, revenues from sales are concentrated at the end of each fiscal quarter making it difficult for Given Imaging to estimate the success of each quarter prior to its end. This may result in lower than expected quarterly revenues if external or other events cause potential customers to defer their purchasing decisions even for a short period of time. Furthermore, Given Imaging believes that demand for its products may be materially affected by seasonal factors during the summer months when physicians and administrators are more likely to postpone purchasing decisions due to summer vacations and patients are more likely to postpone less urgent medical procedures until later in the year. Both of these factors may result in slower sales during the summer. Share price fluctuations may be exaggerated by low trading volume and the concentration of ownership of Given Imaging's ordinary shares and changes in trading practices in its ordinary shares, such as short sales. Securities class action litigation has often been brought against companies following periods of volatility in the price of their shares. Any securities litigation claims brought against Given Imaging could result in substantial expense and divert management’s attention from its business.

If Given Imaging is unable to manufacture, market or sell any of its main products, its growth and profitability could be materially adversely affected. A substantial portion of Given Imaging's revenues to date has resulted from sales of the PillCam SB capsule and to a lesser extent from sales of the Bravo system and Given Imaging's high resolution manometry products. Given Imaging expects that a majority of its revenues for the foreseeable future will continue to come from sales of the PillCam SB capsule. Sales of the PillCam SB capsule contributed $116.6 million, or 65% of its revenues in 2012, $117.6 million, or 66% of its revenues in 2011 and $110.2 million, or 70% of its revenues in 2010. If Given Imaging is unable to manufacture, market or sell any of its main products, and PillCam SB in particular, for any reason, including, for example, product recall, natural disaster, unavailability of components, hostilities in Israel or as a result of a legal action against Given Imaging, Given Imaging's revenue growth and profitability could be materially adversely affected.

Given Imaging's future growth depends in part on its ability to market the PillCam SB capsule for additional indications other than obscure gastrointestinal bleeding. To date, the PillCam SB capsule, which accounts for a significant majority of Given Imaging's revenues, has been used primarily for detection of obscure gastrointestinal bleeding, or OGIB. Given Imaging's ability to expand the use of the PillCam SB capsule for the detection and monitoring of additional small bowel indications, such as Crohn's disease, depends substantially on its ability to provide clinical evidence and economic analysis supporting such expanded use, its ability to educate and train its customers on these expanded use opportunities and its ability to obtain favorable and effective reimbursement coverage for the PillCam SB capsule for small bowel indications beyond OGIB. If Given Imaging is unable to expand the use of the PillCam SB capsule beyond OGIB, sales of the PillCam SB capsule may decline or may not increase.

If Given Imaging is unable to market and sell its PillCam COLON capsule its revenue growth could be materially adversely affected. Given Imaging does not have regulatory clearance to market and sell PillCam COLON in the United States or Japan, two of its largest markets, and to date Given Imaging has had only limited sales of its PillCam COLON capsule, primarily in countries relying on the CE mark certification system. There can be no assurance that Given Imaging will be able to receive clearance from the U.S. Food and Drug Administration, or FDA, or the approval of the Japanese Ministry of Health, Labor and Welfare, or MHLW, for this capsule in the foreseeable future or at all or that the PillCam COLON will be accepted as comparable or superior to existing technologies for visualization of the colon. In addition, any regulatory clearance or approval may be limited to specific indications only and may be more limited than the clearances and approvals for which Given Imaging applied. Given Imaging’s ability to market and sell the PillCam COLON successfully, depends on one or more of the following:

•	Given Imaging's ability to develop and introduce new technologies that will improve the clinical effectiveness of the PillCam COLON capsule;

•	Receipt of FDA marketing clearance in the United States or regulatory approvals in other large markets such as Japan;

•
The existence of clinical data sufficient to support the use of the PillCam COLON for visualization of the colon as compared with other colon visualization methods. Physicians may be reluctant to use this product without supportive clinical data and literature;

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

•	The availability of a reliable colon cleansing and preparation procedure for the PillCam COLON capsule, which is accepted by physicians and patients; and/or

•	The absence of other safe and effective colon cancer diagnostic or screening products, which, if brought to market by third parties, may make the PillCam COLON capsule obsolete.

If Given Imaging is unable to achieve one or more of the above, it may not be able to market and sell the PillCam COLON capsule and its revenue growth could be materially adversely affected.

If Given Imaging is unable to complete additional acquisitions or to grow acquired businesses, its revenue growth could be materially adversely affected. In the last few years,Given Imaging's revenue growth has been largely due to acquisitions, primarily the April 2010 acquisition of Sierra Scientific Instruments LLC, now known as Given Imaging (Los Angeles) LLC, 2010, and the 2008 acquisition of the Bravo business. In October 2012, Given Imaging acquired substantially all of the assets of The Smart Pill Corporation, which Given Imaging expects such assets to generate several million additional dollars in revenue in 2013. At the same time, Given Imaging's revenues from sales of capsule endoscopy equipment have not grown in the manner it had expected. If Given Imaging is unable to complete additional acquisitions or to grow acquired businesses, its revenue growth could be materially adversely affected.

Acquisitions, launches of new products and other factors may have material adverse effect on Given Imaging's gross margins and profitability. The principal factors affecting Given Imaging's gross margins are the volume of sales of its products, the sale prices, the product mix and the percentage of its sales made as direct sales. Given Imaging's average gross margins over the last three fiscal years were 76.4%. Given Imaging's gross margins in 2012 were 76.2% compared to 76.7 % in 2011 and 76.2% in 2010. There is no assurance Given Imaging will be able to maintain or increase its gross margins. Given Imaging's gross margins may be materially adversely affected if it acquires products having lower gross margins than its current products, if Given Imaging launches a new product having lower gross margins than its existing products, if it reduces its prices due to promotional activities, competition or otherwise, or if its productivity declines for any reason. If Given Imaging's gross margins decline, its profitability may be adversely affected.

If Given Imaging is unable to establish a robust, high volume manufacturing process for PillCam COLON before obtaining regulatory clearance in the United States and/or Japan, it may be unable to meet demand for this product. To date, Given Imaging has been manufacturing its PillCam COLON capsule in a fixture-assisted manufacturing process, which is sufficient to meet the current demand for this product that is not yet cleared for marketing in the large markets of the United States and Japan. This capsule includes several components that are based on new technologies and are difficult to manufacture and some are being supplied to Given Imaging by single source suppliers. If Given Imaging is unable to develop or purchase manufacturing equipment, expand the number of suppliers for components of the PillCam COLON capsule or establish a robust, high volume manufacturing process for this capsule, Given Imaging may be unable to meet demand for this capsule when demand increases, as it expects, if it is able to obtain regulatory clearances in the United States and/or Japan.

Given Imaging may lose market share and its revenues and gross margins may be negatively affected due to competition. Olympus Corporation has a competing capsule endoscopy system for the small bowel, which it is selling in the United States, Europe, Japan Australia and other countries. In addition, other companies are selling capsule endoscopy systems for the small bowel in Europe, Asia and Australia and possibly other countries and may be selling these systems at a lower price than Given Imaging's price. Given Imaging also has a number of competitors in and outside the United States in the field of manometry and pH measurement. If Given Imaging is unable to compete effectively in the marketplace, Given Imaging may lose market share, experience delays in completing sales as a result of a longer decision making process among potential customers, or experience erosion of its gross margins as a result of price pressure.

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

In addition to competition from products performing similar clinical functions to Given Imaging's products, there is also competition for the limited capital expenditure budgets of customers. Another capital equipment item for gastroenterology may compete with Given Imaging’s products for the same capital budget, which is typically limited, and therefore the potential purchaser may be required to choose between the two items of capital equipment. If Given Imaging is unable to market its products more effectively than other products which could be purchased using the same budget as the PillCam platform, Given Imaging may be unable to maintain its current growth rate.

If Given Imaging is unable to introduce new capsules and products for use in the gastrointestinal tract, its growth may be negatively affected. Given Imaging's objective is to expand the use of its capsule endoscopy and other products for a variety of indications. Given Imaging intends to develop and introduce new capsules and products. There can be no assurance that Given Imaging will be able to develop new products that will enjoy widespread market acceptance as superior to existing technologies for detection of abnormalities in other parts of the gastrointestinal tract or that can be used in other parts of the gastrointestinal tract. In addition, Given Imaging may be required to obtain FDA clearance in the United States and other regulatory approvals outside of the United States before commercially distributing the PillCam platform for use in other parts of the gastrointestinal tract or introducing new products for use in the gastrointestinal tract. These regulatory processes can be lengthy and expensive, and Given Imaging cannot be sure that FDA clearance or other regulatory approvals will be granted. In order to obtain FDA clearance and other regulatory approvals, and in order to obtain reimbursement coverage for use of new products, Given Imaging may be required to conduct additional clinical trials to demonstrate the diagnostic and cost-effectiveness of these new products. If future clinical trials indicate that new products are not as clinically-effective or as cost-effective as current methods, or that they may cause unexpected complications or other unforeseen negative effects, Given Imaging may not obtain regulatory clearance to market and sell these new products or obtain reimbursement coverage, and its growth could be adversely affected.

Any disruption to our operations or market in the United States, the primary market for Given Imaging's products, may result in a material reduction in Given Imaging’s revenues and negatively affect its results of operations. Since its inception, most of Given Imaging’s revenues in a single geographic market have been generated from sales in the United States. Sales in the United States accounted for 109.5 million, or 61% in 2012, $104.6 million, or 59%, of its revenues in 2011 and $97 million, or 61%, of its revenues in 2010. Any disruption to Given Imaging's market in the United States resulting from changes in management or the sales team of Given Imaging's U.S. subsidiary (Given Imaging, Inc.), adverse changes in reimbursement policies, new regulatory requirements, macro-economic changes and other events, many of which are outside Given Imaging's control, may result in a material reduction in its revenues and negatively affect its operating results.

If Given Imaging is unable to successfully market and sell its products in China or Japan, two of Given Imaging's significant potential growth opportunities may be materially and adversely affected. Given Imaging sells its capsule products in Japan through a combination of its own sales force and local distributors, and in China through local distributors. Given Imaging's ability to increase penetration into the Japanese and Chinese markets and grow its business depends significantly on its relationship with its distributors, its ability to expand indications for the use of its products and its ability to obtain regulatory clearance for additional products other than PillCam SB. See "Item 4B – Information on the Company – Business Overview – Given Imaging". Finally, Given Imaging's main competitor in the field of capsule endoscopy is based in Japan and competition in the Asia-Pacific region is intense. If Given Imaging is unable to successfully market and sell its products in China and Japan for any of the foregoing or other reasons, Given Imaging's significant potential growth opportunities for Given Imaging in those countries may be materially and adversely affected.

Given Imaging's reliance on single source suppliers could harm its ability to meet demand for the PillCam platform in a timely manner or within budget. Given Imaging depends on single source suppliers for some of the components necessary for the production of its products. For example, Given Imaging has sole suppliers for the imaging sensor and transmitter of its PillCam capsules and the printed circuit boards embedded in the capsule of the Bravo system. If the supply of these components is disrupted or terminated, or if these suppliers are unable to supply the quantities of components that Given Imaging requires, Given Imaging may not be able to find alternative sources for these key components. Although Given Imaging maintains a strategic inventory of key components, the inventory may be insufficient to satisfy demand for its products if supply is interrupted, and is subject to risk of loss due to catastrophic events such as fire at a storage facility. As a result, Given Imaging may be unable to meet demand for its products, which could harm its ability to generate revenues, lead to customer dissatisfaction and damage its reputation. If Given Imaging is required to change the manufacturer of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. Additionally, Given Imaging may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. The delays associated with the selection of a new manufacturer could delay Given Imaging's ability to manufacture its product in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of Given Imaging's product ceases operations or otherwise ceases to do business with Given Imaging, Given Imaging may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm Given Imaging's ability to meet demand for the Given System in a timely manner or within budget.

Given Imaging may be materially adversely affected by the imposition and enforcement of environmental laws and regulations. Given Imaging is subject to legislation and regulation by government agencies responsible for environmental and health laws and policies in the jurisdictions in which Given Imaging conduct its operations. For example, Given Imaging's research and development and manufacturing processes involve the handling of potentially harmful hazardous materials, and it is subject to laws and regulations governing the use, handling, storage and disposal of these materials under European Directive 2011/65/EU, known as RoSH. In addition, Given Imaging is required to comply with European Union Directive 2012/19/EC, entitled Waste Electrical and Electronic Equipment (WEEE), EC No 1907/2006, entitled Registration Evaluation Authorization of Chemicals (REACH) and the European Directive 2006/66/EC, entitled Batteries and Accumulators and Waste Batteries and Accumulators.

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

Below is a table grading the influence of the above described risk factors on the Company.

Risk Factor Influence on the Company
Major Influence	Medium Influence	Minor Influence
Specific Risks Affecting Us
If our cash resources are insufficient to finance our operations, we may be unable to obtain alternative sources of financing and consequently may be unable to invest in existing and new companies.	✓
We may be deemed to be an investment company under the U.S. Investment Company Act of 1940.			✓
If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.			✓
It may be difficult to serve process or to enforce a U.S. judgment against us, our directors and our officers.			✓
Our controlling shareholder, Discount Investment Corporation, or DIC, has the ability to control our business and affairs.			✓
We have voluntarily delisted from the Nasdaq Global Select Market and may in the future seek to terminate our Exchange Act registration.			✓
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
✓
We compete with other entities for acquisition and investment opportunities.		✓
We may face difficulties in our ability to dispose of our shares in companies in our group.	✓
Our ability to invest in companies or conclude exit transactions may be adversely affected and/or prevented by anti-trust regulations both in Israel and abroad.			✓
Recent antitrust legislation passed in Israel imposing restrictions on concentrated groups may adversely affect our business.			✓
We have indemnification obligations which survive exit transactions and may not receive the entire proceeds due to us from exit transactions of our group companies.			✓
The market price of our ordinary shares is subject to fluctuations.	✓
Many of our group companies may face difficulties in obtaining future financing on favorable terms or at all.	✓
Bank of Israel regulations limit our and our group companies' ability to borrow from Israeli banks.		✓

Risk Factor Influence on the Company
Major Influence	Medium Influence	Minor Influence
Our results, and the value of our investments, are affected by volatility in the securities markets.	✓
There is no assurance that our subsidiary, RDC, will be able to continue to develop technologies and/or new companies.		✓
Most of our group companies are dependent upon proprietary technology, which may be infringed by, or may infringe upon, the proprietary technology of others.	✓
The technological fields within which our group companies operate involve a high level of risk and uncertainty.	✓
Many of our group companies experience intense competition.		✓
Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future and may be restrictive in their terms.			✓
We and our group companies may have difficulty retaining key employees.	✓
Certain of our group companies depend on international operations.			✓
Conditions in Israel may affect our operations and the operations of our group companies.			✓
Our and our group companies' operations could be disrupted as a result of the obligation of personnel in Israel to perform military service.			✓
The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations.			✓
Product liability claims could adversely affect the business results of our group companies, especially those operating in the medical device industry.			✓
Product regulation may adversely affect the ability of our medical device group companies to bring new products to market or to continue to supply existing products to the market.	✓
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
✓
The development of products by our group companies in the medical device field is dependent upon the success of clinical trials.	✓
Uncertainty experienced by our medical device companies during the research and development stage	✓
Risks Affecting Our Holdings in Given Imaging	✓

Item 4.	Information on the Company

A.History and Development of the Company

We are an operational holding company that focuses on building and enhancing technology companies. Our current group companies include companies at different stages of development and business maturation, operating in various technology fields such as medical device and other fields.

Our primary goal is to create value for our shareholders by enhancing and realizing our holdings, whether through exit transactions or public offerings, in parallel with the identification of other new investment opportunities in companies with potentially significant returns. For this purpose, we strive for significant holdings in companies and act towards enhancing their value through involvement in their management and direction. We are involved in the management of our group companies by means of active membership on their boards of directors and board committees and providing active assistance to management. We are directly involved in matters of policy guidance, strategic planning, marketing, selecting and manning senior management positions, determining the business plan, approving investments and budgets, development and operational guidance, assistance in creating strategic partnerships, and the overall ongoing monitoring of our group companies' performance.

Within our business strategy framework, and with the intent to continue investing in new companies, we examine a broad range of proposals for investment and strategic cooperation in a broad range of technology fields, including through RDC, which has first rights to commercialize military technologies developed by Rafael. We hold 50.1% of the issued and outstanding shares and voting rights of RDC and Rafael holds the remaining 49.9%. RDC seeks to identify technological projects and invest in companies in diverse fields that will either commercialize Rafael's military technologies or which will be benefited by Rafael's technology and know-how. For details about the agreement with Rafael, see Item "Item 10C – Additional Information – Material Contracts below and for more information about RDC, see "Item 4B below.

Both our legal name and our commercial name is Elron Electronic Industries Ltd. We were incorporated in Israel in 1962. The principal legislation under which we operate is the Israeli Companies Law, 1999. Our shares are publicly traded under the symbol "ELRN" on the TASE and in the over-the-counter market in the United States under the symbol "ELRNF" Our corporate headquarters and registered office is located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 6702301, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: info@elron.com. Our web site address is www.elron.com. Information contained on our website is not part of this Annual Report.

The following are significant transactions and events which we and our group companies have completed or which took place since January 1, 2012, in chronological order.

•
Starling Merger and Liquidation. In May 2012, a merger transaction was completed whereby an Israeli private company, wholly owned by us and RDC, which was founded shortly before the merger transaction and which had no business activity, was merged with and into Starling Advanced Communications Ltd., or Starling, in accordance with the Israeli Companies Law. The registered shareholders of Starling's shares on the record date, apart from us and RDC, transferred their Starling shares to us and RDC in consideration for NIS 0.87 (approximately $0.23) for each ordinary share. Starling's shares were delisted from trading on the TASE on May 15, 2012, on which date Starling became a private company. The aggregate merger consideration amounted to approximately NIS 1.6 million (approximately $0.42 million) which was paid by us and RDC in proportion to each party's respective post-merger holdings in Starling. In 2012, it was decided to voluntarily liquidate Starling. In December 2012, the liquidation was completed.

•
Medingo – Additional Consideration. In May 2012, a supplement agreement was signed with F. Hoffmann La-Roche Ltd., or Roche (which, in 2010 acquired Medingo Ltd., or Medingo, then 92% held by us and RDC) according to which, as additional consideration in lieu of the selling shareholders' right under the original sale agreement to contingent consideration payments up to $40 million, the acquirer agreed to pay the selling shareholders an aggregate lump sum of $19 million (the "Immediate Consideration"). Our and RDC's share in the Immediate Consideration was approximately $1.4 million and $14.1 million respectively and we recorded in the second quarter of 2012 a net gain (net of non-controlling interest) of approximately $8.5 million. Simultaneously with this payment, the escrow deposit held in connection with the sale in the amount of $27 million was released and paid to the selling shareholders. Our and RDC's share in the escrow deposit was approximately $2.7 million and $19.9 million, respectively. See also "Sale of Medingo" below in this Item 4.

•	Elron Distribution. In June 2012, our board of directors declared a dividend in the aggregate amount of $15 million or $0.50573 per share. The dividend was paid on July 23, 2012.

•
RDC Distribution. In June 2012, RDC distributed a cash dividend in the aggregate amount of approximately $17.8 million. Our share of this dividend amounted to approximately $8.9 million. The remaining balance of the dividend amount was distributed to Rafael.

•
RDC Loan Repayment. In June 2012, RDC repaid its entire debt to its shareholders (us and Rafael) in the aggregate amount of $6.6 million (including principal and interest), of which our share was approximately $3.3 million.

•
Investment in Cartiheal. In July 2012, we completed an initial investment of $2.5 million in Cartiheal (2009) Ltd., or Cartiheal, as part of a financing round led by U.M. Accelmed Medical Partners L.P. and Access Medical Ventures LLC. Cartiheal is developing implants for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee and ankle. In addition, we and the other shareholders participating in the investment round have an option to invest an additional $5 million (out of which we have the option to invest an additional $2.5 million). Following the investment, we hold approximately 24% of CartiHeal's outstanding shares and approximately 28% on a fully diluted basis.

•
Aqwise Investment and Share Sale. In July 2012, we sold a portion of our holdings in Aqwise – Wise Water Solutions Ltd., or Aqwise, to a third party who completed an initial investment in Aqwise. We received an amount of approximately $1.9 million for the sale of our holding and from the repayment of shareholders loans by Aqwise. Following the completion of the transaction, our holding in Aqwise's outstanding shares decreased from approximately 34% to approximately 19.8%, and approximately 18% on a fully diluted basis, and we recorded in the third quarter of 2012 a net gain of approximately $3.9 million.

•
Given Imaging – Evaluation of Strategic Options. In October 2012, Given Imaging reported that in order to maximize growth and enhance value of its shareholders, it was evaluating a range of strategic options, including preliminary non-binding indications of interest received from a number of parties relating to its possible merger or sale. In January 2013, Given Imaging reported that the evaluation had been completed and that the executive committee of its board of directors appointed to oversee the process determined that the continued execution of Given Imaging's operating plan, supplemented by additional acquisitions and alliances, provides the best opportunity at this time to enhance value for all of Given Imaging's shareholders.

•
DIC Considering Sale of Controlling Block of Given Imaging. In October 2012, further to Given Imaging's announcement, DIC announced that that it intends to seek and consider possibilities to sell the controlling block of Given Imaging, through the sale of all its shares of Given Imaging, directly and indirectly through us (approximately 46%). In DIC's announcement it was noted that at this stage there can be no assurance as to the identification or realization of such concrete possibility or as to the timing or terms of a transaction in this matter. In response, we announced that insofar as such a possibility is identified, we intend to consider participating in it. Any such transaction, if it were to occur, would require the appropriate corporate approvals of Elron.

•
Sale of Sync-Rx. In November 2012, the sale of all the shares of Sync-Rx Ltd., or Sync-Rx, a company approximately 87% held by RDC, to Volcano Corporation (Nasdaq: VOLC) was completed for an aggregate consideration of approximately $17.25 million. Sync-Rx develops an online image processing system designed to optimize and facilitate coronary catheterization. RDC's share in the consideration amounted to approximately $15.8 million (of which an amount of approximately $3.1 million was deposited in escrow for a period of 18 months). As a result, we recorded a net gain (net of non-controlling interest) in the fourth quarter of 2012 of approximately $8.6 million.

The following are the significant investments and divestitures that we and our group   companies completed in 2010 and 2011 and including subsequent investments in the same group companies in 2012 and 2013, in chronological order:

•
Delisting and Transition to IFRS. On January 6, 2010, we voluntarily delisted from the Nasdaq. Under the Exchange Act and the SEC rules, deregistration will be possible if either (1) the average daily trading volume, or ADTV, of our ordinary shares in the United States has been no greater than 5% of the worldwide ADTV of our ordinary shares during a recent consecutive 12-month period or (2) on a date within 120 days before filing the deregistration form, our ordinary shares are held of record by less than 300 persons resident in the U.S. or less than 300 persons on a worldwide basis. We cannot project when and if such deregistration will take place. To the extent that we comply with one of the above conditions, it will be possible for us to effect a deregistration, thereby releasing us from our obligation to file reports in accordance with the U.S. securities laws and regulations. Our ordinary shares continue to be listed and traded on the TASE, our principal trading market. So long as we are listed on TASE we will continue to make public reports with the Israeli Securities Authority and TASE, filed in Hebrew, in accordance with the Israeli securities laws and regulations including an annual report, filed with the Israeli Securities Authority simultaneously with this Annual Report and available at www.magna.co.il. In addition, our quarterly financial statements and any material event are reported in immediate releases in Hebrew and translated into English and filed with the SEC under Form 6-K.

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

•
Investments in NuLens. In January 2010, NuLens Ltd., or NuLens, completed a financing round of approximately $4.6 million, in which we invested $2 million. We hold approximately 35% of NuLens' outstanding shares. In June 2011, we together with other shareholders of NuLens, signed an agreement to invest an aggregate amount of $4 million in NuLens in two payments, of which our share was approximately $2.5 million, the first of which was advanced immediately, and the second of which was advanced in January 2012. In September 2012, NuLens signed a loan agreement in an aggregate amount of $1.2 million with its shareholders of which our share was approximately $1.19 million.

•
Sale of Galil Medical. In March 2010, we, together with RDC and DIC (who together held approximately 42% of Galil Medical Ltd., or Galil Medical) and certain other shareholders of Galil Medical entered into an agreement to sell all their respective holdings in Galil Medical to certain other Galil Medical shareholders for an immediate payment in the aggregate amount of approximately $1.33 million and for an additional contingent future payment, conditional upon certain future events occurring within 24 months from the consummation of the above transaction which period has since lapsed. The consideration was allocated among the selling shareholders proportionally to the number of Galil Medical shares sold by each of them, irrespective of their class and liquidation preference. Accordingly, our and RDC's portion in the immediate payment was approximately $0.4 million and approximately $0.5 million, respectively. In April 2010, subsequent to the receipt of all required approvals, the transaction was completed. As a result of the sale, in the second quarter of 2010, we recorded a gain (net of non-controlling interest) in the amount of approximately $0.5 million (a consolidated net gain of approximately $0.8 million).

•
Sale of Medingo. In April 2010, a definitive agreement was executed for the sale of all of the shares of Medingo to Roche. Medingo, which prior to the sale, was held 92% by us, including 84% by RDC, is developing an insulin patch pump aimed at improving the quality of life for people living with diabetes. The principal terms of the sale included, inter alia, the following: (i) upon completion of the transaction, the selling shareholders received consideration in the aggregate amount of $160 million, subject to certain adjustments, of which an amount of $29 million was held in escrow for a period of up to 24 months to cover mainly potential indemnification payments, (ii) the selling shareholders would receive gradual payments of additional contingent consideration of up to $40 million conditional upon Medingo achieving, gradually, over a certain period, certain operational milestones, including, inter alia, the establishment of a production line with certain operational characteristics. Our and RDC's maximum potential indemnification obligations under the sale agreement was limited to approximately 110% of our respective parts of the total consideration amount except – with respect to each of us and RDC separately – in case of fraud or willful misconduct by us or RDC, respectively.

In May 2010, the sale was completed. As a result, in respect of the aforementioned sale:

(i)
In accordance with Medingo's capital structure and the shareholders' rights to Medingo's capital, we and RDC received approximately $13.7 million and approximately $93.5 million, respectively, upon completion of the transaction. During the third quarter of 2010, we and RDC additionally received approximately $0.2 million and approximately $1.5 million which originally were part of the escrow, respectively for certain adjustments to the initial consideration, and received in May 2012 additional amounts of approximately $2.7 million and $19.9 million, respectively, from the amount held in escrow in connection with the transaction for a period of 24 months. Regarding the contingent consideration, See "Medingo – Additional Consideration" in this Item 4 above.

(ii)
We recorded a net gain (net of non-controlling interest) in the second quarter of 2010 in the amount of approximately $70.8 million (a consolidated net gain in the amount of approximately $124.7 million). The net gain amounts include our share of the net gain of RDC in respect of the sale.

•
Sale of Teledata. In April 2010, a definitive merger agreement was executed between Teledata Networks Ltd., or Teledata, its principal shareholders, including us and Enablence Technologies Inc., or Enablence, a foreign company, publicly traded on the TSX Venture Exchange which designs, manufactures and sells optical components and systems to a global customer base, for the sale, by way of merger, of all of the outstanding shares of Teledata to Enablence. Teledata, 21% held by us prior to the merger, provided innovative access products and solutions for both traditional and Next Generation Networks, or NGN, to telecom operators and service providers. The principal terms of the merger agreement include, inter alia, the following: (i) upon completion of the transaction, consideration was received in the aggregate amount of $50 million, including $10 million payable in cash, $10 million paid in non-tradable bonds of Enablence and $30 million payable in publicly tradable shares of Enablence. Of this consideration, shares of Enablence equivalent to $5 million were deposited in escrow for a period of up to 12 months to cover, mainly, possible indemnification and possible future claims, all of which to date have been released from escrow, (ii) upon completion of the transaction all outstanding shareholders' loans granted to Teledata by us (in the aggregate amount of approximately $0.8 million, and which are convertible into Teledata shares) were assigned to Enablence. The abovementioned consideration includes the consideration for such assignment, (iii) each of the principal shareholders shall only be liable for part of the indemnification amounts that may become due to Enablence, according to its share of the consideration, and will not be liable for any breaches of the merger agreement by any of the other principal shareholders. The liability of each principal shareholder for its representations and obligations to Enablence will be limited to its share of the aggregate consideration, while its liability for representations and obligations relating to Teledata shall be limited (except in certain matters) to each such shareholder's share of the consideration held in escrow described above, (iv) the shares of Enablence received as part of the consideration were subject to a lock-up period of 6 to 12 months commencing from the closing date of the transaction, all of which to date have been released from the lock up, and (v) on the closing date of the transaction, all shareholders' guarantees granted by the principal shareholders to Teledata, and all obligations their commitments to grant shareholders guarantees or collateral for loans to Teledata, were cancelled.

In June 2010 the transaction was completed. As a result, in respect of the transaction:

(i)
In accordance with Teledata's capital structure and the shareholders' rights to Teledata's capital, we received aggregate proceeds of approximately $23.2 million, including approximately $3 million paid in cash, approximately $3.8 million paid in bonds of Enablence and approximately $16.4 million paid in shares of Enablence based on their price on the TSX Venture Exchange on the closing date of the sale (of which Enablence shares representing approximately $2.3 million, based on their share price on the TSX Venture Exchange on the closing date of the transaction, were held in escrow for 12 months).

(ii)
Pursuant to the terms of the transaction, guarantees and commitments to grant guarantees which were provided in the past by us to Teledata in the aggregate amount of approximately $4.2 million were cancelled.

(iii)	We recorded a net gain in the second quarter of 2010 in the amount of approximately $22.4 million.

For more information regarding an impairment recognized in 2011 in respect of the investment in Enablence's debentures, see Note 16.H in "Item 18 – Financial Statements" for the year ended December 31, 2012.

•
Investments in Pocared. In June 2010, shareholders of Pocared, including us, granted Pocared a convertible bridge loan in the aggregate amount of $3.2 million (of which our share was approximately $1.4 million).

In January 2011, we together with other shareholders of Pocared invested an aggregate of $5.8 million in exchange for Series F preferred shares of Pocared, of which we invested approximately $2.6 million. In addition, loans previously provided by shareholders in the amount of approximately $9.2 million, including $4.1 million provided by us, were converted into the same class of shares. In addition, the shareholders had the option at their discretion to invest up to an additional $11.2 million, in three additional installments, pro rata to their holdings of Pocared. In June 2011, September 2011 and January 2013, the additional three installments were completed out of which our share was approximately $5.1 million.

In August 2011, we together with other shareholders of Pocared, purchased the holdings of another shareholder in Pocared, which to that date constituted approximately 5% of Pocared's outstanding shares, in consideration for approximately $2 million, of which our share was approximately $0.9 million. Following these transactions, our shareholding of Pocared increased to 37% on a fully diluted and to 41% on an as converted basis.

•
Repayment of Loans to Israel Discount Bank and DIC. In June 2010, we prepaid our entire debt to Israel Discount Bank Ltd. in respect of loans granted to us by the bank in the aggregate amount of $30 million (without incurring a prepayment commission), on the interest payment dates in respect of the debt, the last of which was in September 2010. Therefore, and pursuant to the terms of the loan agreements with DIC, upon repayment of our entire debt to the bank in September 2010, our entire debt in respect of the loans granted to us by DIC in the aggregate amount of approximately $17.5 million (including interest) was prepaid as well (without incurring a prepayment commission). The average effective rate of interest paid to DIC and the bank was 4.63% and 1.67% respectively (without taking into account any increase in the consumer price index or any change in the NIS-Dollar exchange rate) per year. Upon repayment of our entire debt to the bank, the pledge on 3,359,676 Given Imaging shares held by us in favor of the bank, then representing approximately 11% of Given Imaging's outstanding shares, was removed.

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

•
RDC Distribution. In August 2010, RDC paid a special cash dividend in the aggregate amount of approximately $30 million. Our share of this dividend amounted to approximately $15 million. The remaining balance of the dividend amount was distributed to Rafael.

•
Investment in Kyma. In September 2010, we and Kyma Medical Technologies Ltd., or Kyma, signed an investment agreement according to which we invested $1 million in Kyma for 27% of Kyma's outstanding shares. Kyma is developing a remote, radar technology based, system for continuous home monitoring of chronic heart failure, or CHF, patients to enable early treatment of pulmonary edema thereby reducing unnecessary hospitalization. In January 2011, we exercised our right, pursuant to the investment agreement to invest an additional $4 million thereby increasing our shareholdings to 65% of Kyma's outstanding shares. In March 2011, we transferred our shares in Kyma to RDC – See "Transfer of Investment in Kyma to RDC" below in this Item 4.

•
Transfer of Investment in Kyma to RDC. In March 2011, we transferred our shares in Kyma to RDC in consideration for the amount invested by us in Kyma (including transaction costs), following which we held approximately 33% of Kyma indirectly, and approximately 65% on a consolidated basis. In September 2011, RDC entered into a share purchase agreement with Kyma whereby RDC undertook to invest $2.5 million in Kyma in three installments during 2012. Following completion of the transaction, we hold approximately 37% of Kyma indirectly, and approximately 73% on a consolidated basis.

•
Establishment of Navitrio. In May 2011, we, together with a co-founder, founded Navitrio, in order to incubate projects and to invest in companies based on technologies in the fields of electronic commerce, mobile applications, cloud computing applications, social networks, medical and pharmaceutical digital applications and other related fields. We hold 80% of Navitrio's outstanding shares. In June 2011, we completed our first investment in Navitrio in the amount of $1.5 million. During 2012, we invested an additional amount of $2.5 million in Navitrio, the proceeds of which were used to invest in Cloudyn, Pose (Blitz Branding), Numbeez and Navitrio's in house Cemmerce activity. In January 2013, we invested an additional amount of $1 million in Navitrio.

•
Loans to RDC. In May 2011, we and Rafael entered into a loan agreement with RDC, each committing to advance $5 million to RDC. A loan of $2 million was immediately advanced to RDC of which our share was $1 million. In October 2011, an additional amount of $4.5 million in respect of this loan was advanced to RDC of which our share was $2.25 million. These loans were repaid in full in June 2012.

•
Investment in BrainsGate. In July 2011, BrainsGate Ltd., or BrainsGate, signed an investment agreement with its major shareholders, including us, raising approximately $20 million in three equal installments of which our share is approximately $7.1 million. The installments in the aggregate amount of $20 million were advanced in August 2011, January 2012 and July 2012. Following completion of the round, we hold 30% of BrainsGate's outstanding share capital and approximately 27% of its fully diluted share capital.

•
Establishment of Smartwave. In September 2011, RDC established Smartwave Medical Ltd., or Smartwave. Smartwave is developing a fully automatic implantable atrial defibrillator (IAD) that detects and terminates atrial fibrillation episodes (a type of irregular heartbeat) with minimal patient discomfort. In December 2011, RDC completed its first investment in Smartwave in the amount of $ 1.0 million of which $0.5 million were invested in 2011 and the remaining $0.5 million in 2012. In August 2012, RDC extended its investment in Smartwave in the amount of an additional $2 million, of which $0.5 million were invested in 2012.

•
Sale of Starling's Business. In September 2011, an asset sale agreement for the sale of Starling's entire business in the field of non-military satellite communication systems to a major international company, a world leader in the communications market, in consideration for payment in the aggregate amount of approximately $11.3 million (out of which $2.7 million was received in September 2012), was completed and came into effect. As a result of the transaction, we recognized an approximately $4.7 million net gain (net of non-controlling interest). This amount takes into account expenses in respect of an inventory write-down and provisions for repairs and the termination of agreements with customers and suppliers following the decision of Starling's board of directors to cease its operations.

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

In order to enable Starling to execute the transaction and to fully and timely pay all of its commitments, including its commitments to the holders of its Series A debentures (the "Debentures"), on the closing date of the transaction we and RDC made available to Starling a credit facility in an amount of $11 million. In November 2011, Starling fully prepaid its Debentures, such that Starling paid each holder of par value NIS 1 of the Debentures an amount equal to the par value of the Debenture as of the prepayment date (that is, principal, accrued interest and linkage up to the prepayment date which amounted to approximately $6.9 million). Our and RDC's share in the prepayment sum amounted to approximately $2.75 million and $1.55 million, respectively. It should be noted that the Debentures held by us and RDC, and the Debentures held by the Clal Finance Ltd. Group, a company controlled by indirect controlling shareholders of the Company, were paid according to the same terms as those which applied to the rest of the Debenture holders.

As a result of the transaction, Starling ceased to be a main group company for us. (See "Item 4B – Business Overview" regarding the criteria for determining that a group company is a main company.)

In November 2011, we and RDC approached Starling's shareholders with a full tender offer to purchase all the shares held by them. The tender offer was not successful.

See also "Starling Merger" above in this Item 4.

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

•
Sale of Wavion. In November 2011 we sold, by way of merger, all the shares of Wavion Ltd., or Wavion, an approximately 67% held subsidiary of ours, to Alvarion Ltd. (Nasdaq: ALVR), or Alvarion, in consideration of aggregate proceeds of approximately $26.5 million. Out of the consideration Alvarion paid for the purchase of all the shares, we received an amount of approximately $16.2 million (approximately $2 million of which was deposited in escrow at the closing and released from escrow in February 2013). In addition, in the second quarter of 2012, we received an additional amount of approximately $1.3 million with respect to consideration contingent upon Wavion's revenues in the fourth quarter of 2011. As a result of this sale, we recorded a net gain in the fourth quarter of 2011 of $21.4 million.

•
Credit Line. In November 2011, we entered into a binding agreement with Silicon Valley Bank (the "SVB") to receive a credit line in the amount of $30 million for a period of up to 18 months (the "Credit Period"). The credit line was obtained in order to diversify and ensure additional sources of financing towards continued investing in companies held by us and new companies and to finance our ongoing operations. During the Credit Period, we are entitled to draw down loans from the credit line for periods of up to 3 years from the date of each respective drawdown, at the Wall Street Journal prime rate of interest plus 0.75% per annum. According to the terms of the credit line, we will be able to make early repayment of all the loans without any cost. At the time the credit line is actually utilized, we will pledge shares directly held by us in Given Imaging in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized. Pursuant to the credit agreement, should the ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then we shall either pledge additional Given Imaging shares or repay a portion of the credit utilized in order to maintain a coverage ratio of 3.25, or  provide alternative collateral acceptable to SVB. As of December 31, 2012 and as of March 8, 2013, the coverage ratio was approximately 4.9 and 4.5 respectively.

In April 2012, we drew down $5 million of the facility against a pledge of 1,130,000 shares of Given Imaging, representing, as of the date of this Annual Report, approximately 3.6% of Given Imaging.

In August 2012, we repaid $1 million of the facility utilized.

B.Business Overview

We operate in one field of activity (considered one reportable segment, in accordance with IFRS 8, Segments), namely the investment in and enhancing the value of companies engaged in various technology fields and realizing such investments through exit transactions or public offerings.

The description below presents details regarding our holdings in main group companies (including through RDC). It should be noted that, in addition, we have holdings of less than 10% in other companies as well as companies undergoing liquidation.

From our point of view, a main company is a company that is significant from our perspective because it meets one of the quantitative or qualitative criteria which were adopted by us as specified below:

(a)
Qualitative criterion – a company which constitutes a main company from our perspective, even though it does not meet our quantitative criterion below, due to our significant investment commitments, significant risks and exposure in connection with our investment, the potential inherent in the investment from management’s perspective, or significant value (current or potential).

(b)	Quantitative criterion – a company in which the total investment in our Statement of Financial Position exceeds 10% of our equity.

From among our group companies, as of the period covered by this Annual Report, the following companies: RDC, Given Imaging, Pocared and BrainsGate meet at least one of the criteria specified above, and are therefore deemed as main group companies. The above list may change from time to time due to changes arising from the sale of a company, investments in companies, or decreases in their value.

Following are details regarding our holdings in our group companies (including, through RDC and Navitrio1), as of December 31, 2012.

Group company name	Business	Basis of presentation in the Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Fully diluted percentage of shareholding and voting rights
AQWISE - WISE WATER TECHNOLOGIES LTD	Development manufacturing and marketing of biological and waste water treatment solutions for industrial and municipal markets	Fair Value	Two directors (out of eleven directors)	19.81%	17.94%
ATLANTIUM TECHNOLOGIES INC	Development manufacturing and marketing of ultra violet based water disinfection solutions	Fair Value	One director (out of seven directors)	8.56%	7.20%
BRAINSGATE LTD	Development of a device for the treatment of ischemic stroke within 24 hours	Equity Method	One director (out of five directors)	29.90%	26.82%
CARTIHEAL (2009) LTD	Development of an implant for repair of articular cartilage and osteochondral defects	Equity Method	One director (out of five directors)	23.86%	28.47%
CLOUDYN SOFTWARE LTD	Development and marketing of solutions for the optimization of cloud computing costs and resources	Consolidated	Three directors (out of five directors)	51.00% of voting rights and 45.94% of shareholdings (by Navitrio only)	51.00% of voting rights and 43.33% of shareholdings (by Navitrio only)
GIVEN IMAGING LTD	Development manufacturing and marketing of diagnostic products for the visualization and detection of gastrointestinal tract disorders	Equity Method	Public company. Two directors serving are officers of Elron (out of nine directors serving)	30.45% (8.57% by RDC)	26.03% (7.32 % by RDC)
JORDAN VALLEY SEMICONDUCTORS LTD	Development manufacturing and marketing of metrology equipment for manufacturing process control in the semiconductor industry	Fair Value	One director (out of seven directors)	18.83%	16.95%
KYMA MEDICAL TECHNOLOGIES LTD	Development of a remote patient monitoring solution for congestive heart failure patients	Consolidated	Three directors (out of five directors)	72.85% (by RDC only)	60.80% (by RDC only)
NAVITRIO LTD	Incubation and development of companies in the digital field (cloud, networks, applications)	Consolidated	Two directors (out of three directors)	80.00%	80.00%

1 In equity and voting. In this table, all of RDC's and Navitrio's rights are applied to us.

Group company name	Business	Basis of presentation in the Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Fully diluted percentage of shareholding and voting rights
NOTAL VISION INC	Development , manufacturing and marketing of systems and services for remote monitoring of AMD patients	Fair Value	One director (out of seven directors)	23.11%	18.80%
NULENS LTD	Development of intra-ocular accommodating lenses, capable of restoring vision at all distances	Equity Method	Two directors (out of nine directors)	34.72%	29.84%
NUMBEEZ LTD	Development of a blogging platform where users create, track and share the interesting numbers in their lives	Equity Method	One director (out of three directors)	34.48% (by Navitrio only)	34.29% (by Navitrio only)
PLYMEDIA INC	Development and marketing of products for overlaying contextual content on web videos	Equity Method	One director (out of five directors)	27.22%	21.38%
POCARED DIAGNOSTICS LTD	Development of a microbiological laboratory system performing rapid and automated diagnosis	Equity Method	Two directors (out of six directors)	40.84%	36.97%
POSE (BLITZ BRANDING LTD)	Development of an online cash register, inventory management, and retail website management system	Equity Method	Two directors (out of five directors)	31.42% (by Navitrio only)	26.09% (by Navitrio only)
RDC – RAFAEL DEVELOPMENT CORPORATION LTD	Incubation and development of companies based on or reliant on Rafael technology	Consolidated	Five directors (out of nine directors) 2	50.10%	50.10%
SMARTWAVE MEDICAL LTD	Development of minimally invasive subcutaneous device for automatic treatment of atrial fibrillation	Consolidated	Three directors (out of three directors)3	100% (by RDC only)	89.37% (by RDC only)

1.Our Main Group Companies

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

2Only four directors were appointed by us
3Only one director was actually appointed by RDC.

Following is a brief review of the companies held by RDC, as of the date of filing this Annual Report:

Kyma

Kyma, a private company incorporated in Israel, was established and commenced its activities in 2008. RDC holds approximately 73% of the share capital of Kyma. Kyma is developing a miniature remote patient monitoring (RPM) device for Congestive Heart Failure (CHF) patients in order to reduce the number of hospitalizations by enabling early treatment of pulmonary congestion.

Most often, pulmonary congestion can be treated at home by adjusting medication doses, if detected early. However, this is often not the case due to the lack of a monitoring solution that offers a combination of accuracy, direct measurements of clinically relevant parameters, and minimal patient intervention. Currently, the majority of CHF monitoring solutions still rely on daily body weight measurements, which suffer from low prediction rates and poor patient compliance. As a result, CHF is the illness with the largest number of potentially preventable hospital readmissions (see "Identifying Potentially Preventable Readmissions" in the journal Health Care Financing Review, Fall 2008). According to the American Heart Association, the estimated direct and indirect cost of heart failure in the United States in 2009 amounted to $37.2 billion, 54% of which was spent on hospitalizations, and is expected to increase to $44.6 billion in 2015 and $57.0 billion in 2020 (Heart Disease and Stroke Statistics report – 2009, Heart Disease and Stroke Statistics report – 2012; in this section "direct cost" refers to health expenditures such as the cost of physicians and other professionals, hospital services, prescribed medications, home health care, and other medical durables, while "indirect cost" refers to lost productivity that results from morbidity and premature mortality). According to the New England Healthcare Institute, remote patient monitoring for heart failure has the potential to yield annual national cost savings of up to $6.4 billion (Remote Physiological Monitoring: Research Update, 2009).

The above market information is being presented merely as an indication of the size of the market in which Kyma operates and does not suggest that the products under development by Kyma are directed towards the market as a whole.

Kyma's device utilizes body-penetrating microwave radar technology to monitor the optimal combination of CHF patient clinical parameters (e.g. lung fluid level, heart rate, breath rate, posture). The device is thus intended to be a comprehensive remote monitoring solution for CHF patients in a non-invasive manner. The first version of the device is planned to be attached to the torso by a patch and the second version is planned to be inserted subcutaneously. Data are transferred continuously and wirelessly to a remote monitoring service provider, meant to allow for timely clinical intervention by healthcare professionals, while requiring minimal patient intervention.

Since completing our investment in Kyma in September 2010 and until the date of filing of this Annual Report, approximately $7.5 million has been invested in Kyma by RDC.

Smartwave

Smartwave, a private company incorporated in Israel, was established by RDC in 2011. RDC holds 100% of the share capital of Smartwave. Smartwave is developing an implantable atrial defibrillator (IAD) (similar to a pacemaker) designed to treat atrial fibrillation (AF). AF is the most common serious cardiac rhythm disorder (see "ACC/AHA/ESC 2006 Guidelines for the Management of Patients with Atrial Fibrillation" in the journal Circulation, 114) and characterizes electrical signals which cause the heart's two upper chambers to contract rapidly and irregularly, resulting in an irregular heartbeat. According to the American Heart Association, AF was associated with a 4- to 5-fold increased risk of ischemic stroke, and the mortality rate of patients with AF is double that of patients in normal sinus rhythm (see "ACC/AHA/ESC 2006 Guidelines for the Management of Patients with Atrial Fibrillation", Heart Disease and Stroke Statistics report – 2013).

There is currently no other IAD available. Current AF treatment options include direct current cardioversion, which is carried out in a hospital setting, with the patient under heavy sedation because of its painful effects; catheter ablation of carefully selected locations of the heart tissue, a resource-intensive intervention, which in most cases requires repeat procedures; and drug therapy for rate or rhythm control, which has limited success rates and serious side effects. According to the American Heart Association, the estimated direct cost of atrial fibrillation in the United States in 2008 amounted to approximately $26 billion (Heart Disease and Stroke Statistics report – 2013). According to the National Institutes of Health, from 1988 to 2003, hospitalization rates for atrial fibrillation more than doubled (Morbidity and Mortality: 2012 Chartbook on Cardiovascular, Lung, and Blood Diseases – 2012).

Smartwave's IAD is designed to automatically detect and terminate AF episodes immediately upon their onset by delivering tolerable defibrillation pulses, without the need for hospitalization. Thanks to the application of a new and unique waveform, the device is meant to operate without causing unwanted patient discomfort.

The above market information is being presented merely as an indication of the size of the market in which Smartwave operates and does not suggest that the products under development by Smartwave are directed towards the market as a whole.

Since established and until the date of filing this Annual Report, $1.5 million has been invested in Smartwave by RDC.

In addition, RDC holds approximately 9% of the issued and outstanding shares of Given Imaging. For more information regarding Given Imaging, see this "Item 4B" below. In addition, RDC holds shares in certain inactive companies and/or companies under voluntary liquidation.

In June 2012, RDC distributed a cash dividend in the aggregate amount of approximately $17.8 million. Also in June 2012, RDC repaid its entire debt to its shareholders (us and RDC) in the amount of approximately $6.5 million. For additional details, see Note 3.C.2.a in "Item 18 – Financial Statements".

In November 2012, the sale of Sync-Rx, an RDC group company, to Volcano Corporation was completed for approximately $17.25 million. RDC's share in this consideration amounted to approximately $15.8 million. For additional details, see Note 3.C.2.b in "Item 18 – Financial Statements".

As of December 31, 2012, RDC has 5 employees.

RDC estimates that its existing resources are sufficient to fund its and its group companies' operations, and to fund any investments it may carry out based on its estimates at December 31, 2012 in existing and new companies for at least the next 12 months.

Life Cycle and Regulation of Medical Device Companies

Based on our knowledge and the data in our possession as of the end of the period covered by this Annual Report, generally and in principle, companies seeking approval for the marketing of medical devices are required to undergo various stages of development and regulatory approval before marketing the product, including a series of clinical trials, as specified below, it being noted that there may be changes in the steps and/or additional steps in accordance with the specific circumstances of each company and its products:

(i)	Proof of technological feasibility – at this stage, preliminary tests are performed, the purpose of which is to prove the effectiveness of the technology.

(ii)	Prototype design – at this stage, ex-vivo experiments and other experiments are usually performed for the purpose of developing the device and determining its effectiveness.

(iii)
Preclinical studies – at this stage, testing is usually performed on animals, the purpose of which is to examine the safety and effectiveness of the device before testing it on humans. Based on the results received from these tests, the clinical end-point is determined, according to which the effectiveness of the device in the clinical trials will be determined. In addition, on the basis of the results received from these tests, the regulatory strategy is determined according to which the company will act to receive regulatory approval to market the device.

(iv)
Clinical trials – at this stage, trials are performed on humans. For every clinical trial, a detailed operational plan is determined in advance (trial protocol) including complete details relating to the clinical trial. The trial protocol defines the aims of the trial (primary and secondary), the target population of the trial, characteristics of the trial (controlled, randomized, open label or blinded), definition of success of the trial and other matters. (In a controlled trial, participants are assigned to one of two arms – one which receives the treatment under investigation (the trial group), and the other of which (the control group) receives either the standard treatment or a placebo. In a randomized study, participants are assigned to arms of a clinical trial by chance. In an open label trial, all parties involved with the trial know which participants have been assigned which arm. In a single-blinded trial, only the participants are unaware which arm the participants have been assigned. In a double-blinded trial, neither party knows which participants have been assigned which arm.) The trial protocol requires the pre-approval of the approval committee and the authorized regulatory authority in the relevant country or territory, as detailed below. The clinical trial stage includes several sub-stages:

a.
Trials for the purpose of completion of development of the device – at this stage trials are performed, the purpose of which is the completion of development of the device, on issues such as the device’s stability, the consistency of its features and others. At this stage, for the first time, feedback is received on the device from doctors and sampled patients making use thereof.

b.
Trials for the purpose of proving the safety and efficiency of the device – at this stage, and as part of the regulatory process, trials are performed for the purpose of proving the safety of the device. In accordance with the selected regulatory process, the company may be required to conduct trials the purpose of which is also to prove the efficiency of the device. Proof of efficiency is performed in accordance with the clinical endpoint determined in the pre-clinical trials, as stated above, and that in the future, if the device is approved for marketing, will be used to determine the manner of reimbursement by governmental bodies and insurance companies.

(v)
The filing of an application for approval to market the device – after receiving positive results in the clinical trials proving the safety and effectiveness of the device (in accordance with the regulatory requirements), the company, at this stage, applies to the relevant regulatory body for approval to market the device, such as the FDA or the European Union, as described below.

(vi)
Commercialization of the device – in the event that the regulatory body in a particular country approves the device for marketing, the company will be entitled to market it in such country. The extent of the reimbursement for the cost of the device by government bodies and/or insurance companies may, in some cases, affect the sales potential of the device.

To the best of our knowledge, in reliance on publicly available information, a condition for conducting human clinical trials in any country which signed the Helsinki Declaration (including Israel) is the receipt of pre-approval from the bodies authorized to approve human clinical trials and compliance with the principles set forth in the Helsinki Declaration. In order to conduct human clinical trials in these countries, approval is required from the Helsinki Committee, an independent institutional committee at the medical center where the trial is conducted, which supervises and approves the trial. The doctor, who is the principal investigator who performs the research for the company at the medical center, submits the trial protocol to the committee. After discussion, during which the committee examines, inter alia, whether the trial protocol complies with the ethics requirements, the protocol is approved (often subject to changes determined by the committee) and thereafter the trial can commence. Any change in the protocol requires an update and re-filing for approval by the committee.

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

2.
Procedure for receipt of FDA clearance for the marketing of a medical device in the United States – To the best of our knowledge and in reliance on publicly available information, the FDA is a federal agency in the United States whose role is to protect the American public’s health by establishing and enforcing a high product standard and through various regulatory requirements, which will ensure the safety and effectiveness of products such as drugs which are intended for human and veterinary use, biological products and medical devices. FDA requirements include, inter alia, the manufacturing of the medical devices in accordance with quality system regulation (QSR), receipt of a scientifically based submission file on the medical device, the appointment of an American agent, and, if required, provision of an opportunity for FDA representatives to supervise the manufacturing procedure at the plant. The FDA classifies medical devices into three categories in accordance with the level of risk involved in their use. The classification level determines the extent of checks and reviews which the company is required to conduct in order to obtain approval to market the medical device. As a principle, the higher the risk, the more tests and regulations are added.

a.
Class I – devices which do not pose any risk or pose a low risk to the health of the public, and therefore, there is no requirement to submit an application to obtain a formal approval, but rather it is sufficient to follow the FDA's instructions (e.g. toothbrushes, band-aids).

b.
Class II – devices which present a risk to the health of the public, but are not life-threatening (such as an electronic thermometer or contact lenses). This category requires that an application be filed under a Premarket Notification 510(k) proceeding, or 510(k), which is a relatively short proceeding during which it is demonstrated to the FDA that the medical device for which the clearance is sought is substantially equivalent, having the same intended use and technological characteristics, to a "predicate device" – a device that is already legally marketed for the same intended use and which is not subject to a Premarket Approval, or PMA, proceeding.

c.
Class III – devices that are intended to help support or sustain life and pose a risk, innovative devices with respect to which the level of danger is unknown, or devices which are not equivalent to other products from different fields legally marketed in the United States. Requests for FDA approval of these sorts of devices are filed in a PMA process which is longer than the 510(k) process and includes a lengthy scientific review, significantly broader clinical trials and a compulsory examination of the manufacturing site.

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

As of December 31, 2012, we beneficially owned approximately 45.6% of the outstanding shares of Given Imaging, representing all shares owned by us, RDC and DIC (which we may be deemed to beneficially own as a result of a voting agreement between DIC and us), or approximately 30.5%, representing our direct holding together with RDC's holding or 26.2% representing our direct holding and our concatenated share of the holding of RDC.

Given Imaging recorded revenues of $180.5 million in 2012, $177.9 million in 2011, and $157.8 million in 2010.

Given Imaging develops, manufactures and markets innovative diagnostic products for visualization and detection of disorders of the gastrointestinal tract. It pioneered capsule endoscopy, a proprietary patent protected approach to visual examination of the gastrointestinal tract through the use of a miniaturized video camera contained in an ingestible disposable capsule.

Capsule Endoscopy

Given Imaging's principal product, which incorporates its core technology, is the PillCam platform, a proprietary wireless imaging system that uses its disposable video capsules, referred to as the PillCam capsules. The PillCam video capsules are easily ingested by the patient and move naturally through the gastrointestinal tract without discomfort while wirelessly transmitting to a portable recorder, enabling gastroenterologists to view high quality video, images and data on RAPID workstations, utilizing Given Imaging's proprietary RAPID software. Given Imaging believes that capsule endoscopy is a patient-friendly solution that addresses a significant market opportunity and overcomes many of the shortcomings of traditional diagnostic tools for gastrointestinal disorders.

In 2001, Given Imaging commenced marketing the PillCam platform, Given Imaging's capsule endoscopy platform, with its PillCam SB capsule for detection of disorders of the small bowel. To date, Given Imaging has derived most of its revenues from sales of its PillCam SB capsules. As of December 31, 2012, Given Imaging had sold more than 1.9 million capsules, mostly PillCam SB capsules, in over 75 countries and to thousands of customers worldwide. In March 2011, Given Imaging received updated clearance from the FDA for its PillCam SB capsule. The updated labeling allows Given Imaging to promote the use of this capsule for monitoring inflammatory bowel disease, such as Crohn’s disease.

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

PillCam COLON is the third video capsule that Given Imaging has developed. Given Imaging began selling the PillCam COLON in Europe only in the second half of 2007 and in 2010 began gradual and limited marketing and sales of its second-generation PillCam COLON capsule in European countries, following receipt of the CE mark for this capsule in late 2009. To date, sales of Given Imaging's PillCam COLON capsule have been insignificant. In early 2012, Given Imaging received regulatory clearance to market and sell the first generation of PillCam COLON in China. In 2012, Given Imaging submitted its second generation PillCam COLON for marketing clearance in the United States and Japan.

In the United States, Given Imaging completed an 885-patient, multi-center pivotal clinical trial with the PillCam COLON capsule and submitted an application to the FDA for clearance to market the PillCam COLON capsule for visualization of the lower gastrointestinal tract to detect polyps in patients unable to undergo colonoscopy or in case of incomplete colonoscopy. Colonoscopy is the standard colorectal cancer screening and diagnostic procedure in the United States. At the outset of the trial, Given Imaging expected the results to support regulatory clearance of the PillCam COLON capsule for colorectal cancer screening. However, based on the results of the trial, discussions with the FDA and the existence of a well-established gold standard, it became clear to Given Imaging that obtaining clearance for a screening indication would not be likely and that it should first submit for a more limited indication.. As of the date of this Annual Report, Given Imaging remains in discussion with the FDA regarding its review of Given Imaging's submission for clearance, including concerning the proposed indication for use. There is no assurance that the FDA will clear the PillCam COLON for marketing in the United States under Given Imaging's proposed indication for use or at all. The growth opportunity associated with the PillCam COLON capsule will depend on the indication of use ultimately cleared by the FDA. However, before Given Imaging can realize any growth opportunity associated with the PillCam COLON capsule, Given Imaging will need to obtain reimbursement to cover the procedure. Until Given Imaging is able to do this, it does not expect significant revenues from this product in the United States.

The submission to the Japanese Pharmaceutical and Medical Device Agency, or PMDA, included the results of the PillCam COLON clinical trial which was designed to evaluate the PillCam COLON as a tool to visualize the mucosal layer of the colon for pathologies, including colorectal cancer. A total of 72 patients aged 40-75 years were enrolled at three sites. In Japan, the primary modality for colorectal screening cancer is fecal occult blood test or a stool test. Patient compliance with guidelines relating to stool test is low. In addition, only approximately 50% of patients proceed to colonoscopy following a positive stool test. Given Imaging therefore believes that PillCam COLON can be a useful tool for physicians in Japan to visualize and diagnose colon polyps following a screening blood test in lieu of the diagnostic colonoscopy.  Given Imaging estimates the addressable market in Japan to be approximately one million procedures each year. Also, Given Imaging believes that PMDA and the medical community in Japan recognize the need for the PillCam COLON capsule as described here. Given Imaging believes this represents a significant revenue opportunity in the coming years. However, reimbursement coverage will be needed before a significant growth can be expected. In addition, the regulatory review process is out of Given Imaging's control and there is no assurance that it will be able to obtain the desired approval in Japan.

Given Imaging has also developed the AGILE Patency Capsule and system, which is a dissolvable capsule that enables physicians to determine whether there are obstructions or strictures in the gastrointestinal tract that may prevent passage of the PillCam SB capsule.

Given Imaging currently markets and sells the PillCam platform through a combination of (i) direct sales through its subsidiaries and (ii) independent distributors in over 75 countries. Currently, Given Imaging markets the PillCam platform directly in Australia, Brazil, Canada, France, Germany, Hong Kong, the United States and Israel. In Japan, in 2012 Given Imaging implemented a hybrid sales model and most of its sales are done through its direct sales force and some through a local distributor. Direct sales accounted for 76.6% of Given Imaging's revenues in 2012. In each region, Given Imaging supports these distributors with the sales support, customer support, clinical and regulatory affairs and general management employees of its regional subsidiaries.

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

To Given Imaging's best knowledge, three companies control the major portion of the worldwide gastrointestinal traditional endoscopy market. These companies, Olympus, Hoya, and Fuji Film, have marketed and sold flexible endoscopic equipment for many years. Olympus markets and sells a competing capsule endoscopy system in all of the world's major markets for Given Imaging's capsule endoscopy products, including the United States, Europe and Japan. In addition to Olympus, a Chinese company is selling its capsule endoscopy systems in China and other Asian countries at lower prices than Given Imaging's system and presented its systems at industry trade shows outside Asia. Finally, to Given Imaging's best knowledge, a South Korean company is selling a competing system in Asia, Europe and Australia. Given Imaging is aware of other companies attempting to enter the capsule endoscopy market or to commercialize capsule-based products for diagnosing gastrointestinal diseases.

In 2012, Given Imaging derived approximately 65% of its revenues from sales of its PillCam SB capsules, compared to 66% of its revenues in 2011 and 70% of its revenues in 2010. Sales of each of the PillCam ESO capsule and the PillCam COLON capsule were insignificant in these periods. The percentage of PillCam SB capsules revenues out of total revenues has declined primarily due to the increased sales of Bravo, manometry and catheter-based pH products.

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

The Bravo pH monitoring system is cleared for use by the FDA in adults and in children from age four and above.

In most cases, Given Imaging sells the Bravo pH monitoring system through the same sales force and distribution channels that sell its capsule endoscopy products.

        In 2012, Given Imaging derived approximately 10% of its revenues from sales of the Bravo system and its components, compared to 11.1% of its revenues in 2011 and 12.7% of its revenues in 2010.

        In January 2012, Given Imaging conducted a voluntary recall of certain lots of its Bravo product. The recall was related to reports that, in some cases, the Bravo capsules were not attaching or detaching from the esophagus as intended. Given Imaging developed a root cause analysis of this issue and developed a plan to remediate the problem. In accordance with this recall and remediation plan, Given Imaging replaced affected product lots with new products manufactured according to newly defined product specifications and tolerances. In February 2012, Given Imaging initiated a second voluntary recall of certain additional lots of the Bravo product due to continued reports of failures to attach to the esophagus. All recalled lots have been replaced with new products manufactured according to the most updated product specifications and tolerances.

Sierra Reflux Monitoring and Manometry

Given Imaging also offers catheter-based products for pH and impedance measurement. In April 2010, Given Imaging acquired privately-held of Sierra Scientific Instruments, LLC, or Sierra. Sierra was a leading provider of specialty diagnostic devices for the gastrointestinal tract. With the acquisition of Sierra, Given Imaging acquired Sierra’s business of developing, manufacturing and selling high-resolution pressure systems, also known as high resolution manometry, for the diagnosis of motility disorders within the GI tract. Given Imaging sells its high resolution manometry systems under the name ManoScan 360. Given Imaging also markets and sells catheter-based pH and impedance monitoring systems which it acquired from Sierra under the name Digitrapper™.

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

According to information in the possession of Given Imaging, Sierra was the first company to develop, market and sell solid-state high resolution manometry systems for use in the gastrointestinal tract, which are known as the ManoScan family of products. The primary applications of this technology are esophageal manometry and anorectal manometry. Sierra’s high resolution manometry catheter includes 36 pressure sensors, compared to three to six sensors on a conventional manometry catheter, and to the best knowledge of Given Imaging, is currently the only high resolution manometry catheter available in the market utilizing fully circumferential pressure sensors along the length of the catheter. In addition to ManoScan high-resolution manometry, Given Imaging also produces conventional manometry products under the Polygraph brand that, according to Given Imaging, remain a mainstay for esophageal and anorectal manometry in certain price sensitive markets. This system utilizes a choice of third-party single and multi-use catheters which are also distributed through Given Imaging.

Given Imaging manufactures the various ManoScan catheters at its facility in Los Angeles, California.

Given Imaging depends on single source suppliers who provide unique components or who have developed unique processes to manufacture certain components for the catheter assemblies. With many of these suppliers, with whom Given Imaging does not have written contracts or long term contracts, Given Imaging maintains high inventory levels of some critical components.

Given Imaging markets and sell its catheter-based pH, impedance and manometry products in the United States, Australia, France and Hong-Kong through the same sales organization selling its capsule endoscopy and Bravo products. Elsewhere, Given Imaging sells these products through independent distributors. Some of these distributors do not have written agreements with Given Imaging. Some of these distributors have had prior relationship with Given Imaging, having distributed also its capsule endoscopy or Bravo products, and others have not, which has resulted in Given Imaging having more than one distributor in certain territories distributing different product lines.

To Given Imaging's best knowledge, Given Imaging's main competitors in the field of motility and pH measurement are Sandhill Scientific, Inc., a privately-held U.S. company, and Medical Measurements Systems, a privately-held company based in the Netherlands.

In 2012, Given Imaging derived approximately 19% of its revenues from sales of its ManoScan and Digitrapper products, compared to 16% of its revenues in 2011 and 11.3% during the last three quarters of 2010, following the acquisition of Sierra in April 2010.

Smartpill

In October 2012, Given Imaging acquired from The SmartPill Corporation, a U.S. based-company, the assets related to the SmartPill® GI Monitoring System for $6 million plus an earn-out component. The SmartPill is an ingestible capsule that uses sensor technology to measure pH, pressure and temperature in the gastrointestinal tract. The SmartPill system measures gastric emptying and the transit time of solid and liquid content through the entire gastrointestinal tract and is used to evaluate motility disorders like gastroparesis and constipation.

Currently, Given Imaging has FDA clearance to market the SmartPill system in the United States.

Given Imaging markets and sells the SmartPill system for motility monitoring in the United States through its direct sales force. This product is not yet well known outside the United States and sales outside the United States have been insignificant.

To the best of Given Imaging's knowledge, The SmartPill system has no direct competition in the field of GI. Primary competition comes from various radiology tests, such as GES (Gastric Emptying Scintography) and ROM (Radio Opaque Markers). In Given Imaging's view, the fact that transit time in the entire gut may be measured by a single test in a gastroenterology clinic without the need to refer patients to radiology tests, is a significant competitive advantage of the SmartPill system.

Following the acquisition of the SmartPill business, Given Imaging began generating revenues from sales of the SmartPill system. Given Imaging recorded revenues of $0.6 million from sales of SmartPill during the fourth quarter of 2012. Given Imaging expects its revenues from sales of this product in 2013 to be in the low single digits in millions of dollars and to occur primarily in the United States.

Reimbursement

To Given Imaging's best knowledge, as of December 31, 2012, in the United States approximately 220 million individuals have reimbursement coverage for small bowel capsule endoscopy for suspected Crohn's disease. Of these, approximately 51 million have coverage that no longer requires an upper endoscopy and require only a colonoscopy as an endoscopic procedure to be performed prior to a small bowel capsule endoscopy procedure for detecting suspected Crohn’s, approximately 18 million individuals have coverage for a small bowel capsule endoscopy procedure in cases of known Crohn’s of the large bowel that require small bowel evaluation, and 26 million individuals have coverage with no restrictions or limitations from their payers for capsule endoscopy. As of December 31, 2012, approximately 53 million individuals with known Crohn’s disease who remain symptomatic after receiving treatment and there is no suspected or confirmed gastrointestinal obstruction, stricture or fistulae, have access to capsule endoscopy of the small bowel for diagnostic re-evaluation. The only pre-condition is for patients who remain symptomatic after receiving treatment; timeframes are not specified. This new coverage supports the recently revised clearance to use PillCam SB to monitor inflammatory bowel disease, such as Crohn’s.

As of December 31, 2012, approximately 60 million individuals in the United States had reimbursement coverage for capsule endoscopy of the esophagus using Given Imaging's PillCam ESO capsule to evaluate esophageal varices in patients diagnosed with cirrhosis of the liver, a chronic liver disease, and approximately 220 million individuals in the United States had reimbursement coverage for the catheter-based pH monitoring, Bravo pH monitoring, and esophageal manometry. As of December 31, 2012, approximately 42 million individuals in the United States had reimbursement coverage for the diagnosis of motility problems using the SmartPill system. Effective January 1, 2013, the SmartPill product has been classified as a Category I CPT code, which could result in an increase lives covered by both commercial and Medicare providers for the SmartPill procedure and in turn an increase in the sales of this product in the United States in 2013.

In Europe, reimbursement coverage for small bowel capsule endoscopy was available for approximately 226 million people as of December 31, 2012, and reimbursement coverage for expanded indications, such as Crohn’s disease and other small bowel disorders was available for approximately 161 million people at the end of 2012. In Japan, the entire adult population (approximately 105 million people) is eligible for reimbursement of the PillCam SB capsule procedure for small bowel indications with OGIB. To date, there is very limited reimbursement coverage for procedures with the PillCam COLON capsule. Outside the United States, reimbursement coverage for Given Imaging's esophageal motility or pH monitoring products varies significantly country by country. In many countries it exists for manometry and catheter-based pH monitoring, in others it does not exist at all and in others still it is insufficient to cover the cost of the procedure. As of December 31, 2012, there was no reimbursement coverage for the SmartPill capsule outside the United States.

Given Imaging owns or co-owns 379 issued patents in the United States, Australia, Belgium, Canada, China, France, Germany, India, Israel, Italy, Japan, South Korea, Spain, Taiwan, and the United Kingdom, all of which cover different elements of its technology and expire between 2014 and 2029. As part of the acquisition of the Bravo pH monitoring business in late 2008, the acquisition of Sierra in April 2010 and acquisition of SmartPill in October 2012, Given Imaging acquired a number of patents and patent applications relating to various aspects of these products and technologies.

In 2012, two of Given Imaging's patents in Germany, which Given Imaging previously successfully asserted against a competitor, have been invalidated by the German patent office. Given Imaging is waiting to receive the written decision to consider its next steps. Also, in February 2013, two Korean patents which Given Imaging asserted against a competitor were invalidated by the Korean Patent Court on appeal by the competitor on an earlier decision of the Korean Intellectual Property Tribunal to affirm the validity of these patents. Given Imaging is waiting to receive the written decision of the Korean Patent Court to consider its next steps.

Given Imaging also holds two utility models in Germany. As of December 31, 2012, Given Imaging had more than 300 pending patent applications worldwide based on approximately 180 priority applications relating to various elements and functions of its product and enhancements.

Given Imaging's R&D efforts are focused primarily on developing new capsules to be used in the visualization of the colon, improvements to its existing products and new technologies for future expansion of its product offering.

Given Imaging's offices are located in Yoqneam, Israel. As of December 31, 2012, Given Imaging had approximately 804 employees around the world. Given Imaging maintains its primary manufacturing facilities in Israel and Vietnam, and also has a small manufacturing facility in Los Angeles.

Additional information on Given Imaging is presented in reports Given Imaging files with the SEC, which are posted on the SEC's website at www.sec.gov.

BrainsGate

BrainsGate, a private company incorporated in Israel, was established and commenced its activities in 2000. We completed our initial investment in BrainsGate in 2005.

We hold approximately 30% of BrainsGate's outstanding share capital and approximately 27% of its fully diluted share capital. The other principal shareholders of BrainsGate include Pitango, Infinity Group, Cipio Partners, Boston Scientific, Johnson & Johnson and Agate Medical Investments.

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

According to the World Health Organization, 15 million people worldwide suffer a stroke annually. Of these, 5 million people die and another 5 million people are left permanently disabled (see "Global Burden of Stroke" in The Atlas of Heart Disease and Stroke, 2004: http://www.who.int/cardiovascular diseases/en/cvd_atlas_15_burden_stroke.pdf). According to the American Heart Association, in the United States, an estimated 7 million people have had a stroke, and each year approximately 795,000 people experience a new or recurrent stroke (Heart Disease and Stroke Statistics report – 2013). Projections show that by 2030, an additional 4 million people will have had a stroke, a 21.9% increase in prevalence from 2013 (Heart Disease and Stroke Statistics report – 2013).

However, to the best of BrainsGate's knowledge, the current treatment for stroke patients, including treatment with tPA protein, a clot dissolving medicine, is very limited due to the fact that existing treatments are approved for use during a very short time frame following the stroke. This time frame which was only 3 hours was extended to 4.5 hours in 2009 (see "Expansion of the Time Window for Treatment of Acute Ischemic Stroke with Intravenous Tissue Plasminogen Activator", in the journal Stroke, August 2009 issue) but it still represents a narrow time frame. Treating a patient outside such time frame increases the risk of brain hemorrhage by ten (see "Guidelines for the Early Management of Patients with Ischemic Stroke" in the journal Stroke, April 2003 issue) and accordingly is not approved. Most patients arrive at hospitals after the approved time frame and as a result, even in developed countries, only approximately 5% of patients receive effective treatment (Heart Disease and Stroke Statistics report – 2013). In fact, between 15% to 30% of stroke survivors are left permanently disabled (Heart Disease and Stroke Statistics report – 2010). The estimated direct and indirect cost of stroke in the United States for 2010 was $73.7 billion (Heart Disease and Stroke Statistics report – 2010).

87% of strokes are ischemic. (The remaining cases of stroke are hemorrhagic. Hemorrhagic stroke occurs when blood supply to the brain tissue is interrupted, usually as a result of a burst blood vessel (Heart Disease and Stroke Statistics report – 2010)). Ischemic stroke occurs when blood supply to the brain is blocked, usually as a result of a blood clot. Symptoms occur suddenly and lead to death of brain tissue in the blocked area. The dead cells in this area release toxic materials causing death of additional brain tissue in the surrounding area, known as the ischemic penumbra. Death of brain tissue in the blocked area occurs within minutes and is inevitable, however, damage in the ischemic penumbra occurs only a few hours thereafter, and thus can be prevented (see the Internet Stroke Center's website: http://www.strokecenter.org/education/ais_pathogenesis/22_ischemic_penumbra.htm). In spite of this, due to the short time frame approved for treatment, to the best of BrainsGate's knowledge, damage in the ischemic penumbra is not prevented in most cases, as most patients, as stated above, arrive for treatment after the treatable time frame. Preventing damage in the ischemic penumbra is the goal of the ISS system being developed by BrainsGate.

The above market information is being presented merely as an indication of the size of the market in which BrainsGate operates and does not suggest that the products under development by BrainsGate are directed towards the market as a whole.

BrainsGate's ISS system is designated for use for up to 24 hours after onset of stroke. The system operates by electrical stimulation of the SPG through a tiny electrode. The SPG is responsible, inter alia, for regulating blood flow to the brain. Stimulating the SPG using the ISS widens the blood vessels in the brain thus increasing blood flow to the brain, and thus could prevent the death of cells in the ischemic penumbra. The treatment includes activation of the electrode for several hours a day for a few days after the stroke occurs as long as implantation and initial activation take place in a 24 hour post-stroke time frame.

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

The development and approval of BrainsGate's product for marketing is subject to the requirements and regulatory approval processes described in this "Item 4B" above.

In 2010, BrainsGate completed a controlled, randomized, double-blinded clinical trial on approximately 300 patients at medical centers worldwide. Analysis of the trial results strengthened the assessment that the ISS has a considerable clinical effect, which is stronger than the effect found in currently available and approved stroke treatments. BrainsGate indicated that these results only represent an indication and are not sufficient to obtain regulatory approval.

In June 2011, BrainsGate commenced a controlled, randomized, double-blinded clinical trial to prove the ISS's safety and efficacy, which is expected to support BrainsGate's planned PMA submission to the FDA. To date, BrainsGate has enrolled 258 patients at 61 medical centers in the United States, Europe and Asia. BrainsGate expects to complete the clinical trial during 2013, upon its completion on 450 patients.

BrainsGate is aware that there are several companies currently engaged in its field that compete or may compete with BrainsGate including at least one competitor which was engaged in the development of a medical device for the treatment of stroke in a 24-hour post-stroke window. This company, which was in the middle of conducting clinical trials, recently announced that it ceased its operations.

In July 2011, BrainsGate raised approximately $20 million from its major shareholders of which our share was approximately $7.1 million. For more information, see Note 3.C.1.b in "Item 18 – Financial Statements". Since its inception and until the date of filing this Annual Report, approximately $70 million has been invested in BrainsGate, out of which we invested approximately $21 million.

BrainsGate has 14 patents and 12 pending patent applications. The patents help protect the technology developed by BrainsGate, potential applications of its technology and the medical technique as to where the electrode is placed and the use of medical technology.

BrainsGate is headquartered in Caesarea, Israel. As of December 31, 2012, BrainsGate had 32 employees.

Pocared

Pocared, a private company incorporated in Israel, was established in 2004 and commenced its activities in 2005. We completed our initial investment in Pocared in 2007.

We hold approximately 41% of Pocared's outstanding share capital and approximately 37% of its fully diluted share capital. The other principal shareholders of Pocared are SCP VitaLife Partners and Naftali Investments.

Pocared is developing a real-time and automated laboratory system for infectious diseases diagnosis. Pocared's diagnostic system uses optical technology and an algorithm for data analysis. The system is designed for use by major microbiological laboratories and hospitals, as an alternative to the current microbiological diagnostic method of growing pathogen cultures, which is manual, lengthy, and expensive. The system is designed to diagnose infections in body fluids such as urine, swabs (throat, nasal, and others), blood, sputum, and cerebrospinal fluid. According to Frost & Sullivan, the global microbiology diagnostic market is expected to total approximately $4.5 billion in 2013 (Strategic Analysis of the Global In Vitro Diagnostics Market, Frost & Sullivan, July 2010). The system's first application is diagnosis of Urinary Tract Infection, or UTI. To the best of Pocared's knowledge, over 125 million urine cultures are performed each year worldwide.

The above market information is being presented merely as an indication of the size of the market in which Pocared operates and does not suggest that the products under development by Pocared are directed towards the market as a whole.

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

Pocared was awarded internal standard authorization ISO 13845 which specifies requirements for quality management systems in the medical industry. In December 2011, Pocared received the CE mark in accordance with the applicable European directive for the manufacturing and marketing of in-vitro diagnostic medical devices. The development and approval for marketing of Pocared's system in the United States is subject to the requirements and regulatory approval processes described in this "Item 4B" above.

During 2013, Pocared expects to commence the collection of urine samples for a diagnostic trial to prove the efficacy of its system's first application, UTI diagnosis. The trial is expected to support its planned FDA submission. The diagnostic trial is being carried out at five of the world's leading medical centers. Pocared expects to complete the trial during 2013.

To the best of Pocared's knowledge, there are several companies currently engaged in its field that compete or may compete with Pocared.

In January 2011, Pocared raised approximately $17 million from its shareholders, out of which our share was approximately $7.7 million. For more information, see Note 3.C.1.a in "Item 18 – Financial Statements". Since its inception and until the date of filing this Annual Report, approximately $61 million has been invested in Pocared, out of which we invested approximately $25 million.

In February 2012, following receipt of the relevant corporate approvals, we granted to the chairman of our board of directors and another person at Elron, "phantom" options - namely the right to receive the increase in value of our Series F Pocared shares representing, as of the date of this Annual Report approximately 1.4% of Pocared's outstanding share capital. For details regarding the phantom options granted to the chairman of our board, see "Item 6b – Compensation of the Chairman of the board of directors – Mr. Arie Mientkavich".

Pocared has 21 patents, and 23 pending patent applications. These patents help protect the technology developed by Pocared, the potential diagnostic applications of this technology and the use of the diagnostic technology.

Pocared's headquarters are in Rehovot, Israel. As of December 31, 2012, Pocared had 20 employees. Pocared also has a subsidiary in the United States where it employs 6 employees as of December 31, 2012.

Pocared is currently in development stages and has not commenced sales. Pocared will require additional financial resources to finance its operations.

2.Other Group Companies

•
Aqwise develops manufactures and provides biological water and wastewater treatment solutions for the industrial and municipal markets. We hold approximately 19.8% of Aqwise's outstanding share capital and approximately 18% of Aqwise's fully diluted share capital.

•
Atlantium Inc., or Atlantium, develops manufactures and provides ultraviolet-based water disinfection solutions. We hold approximately 9% of Atlantium's outstanding share capital and approximately 7% of Atlantium's fully diluted share capital.

•
Cartiheal is developing implants for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee and ankle. We hold approximately 24% of Cartiheal's outstanding share capital and approximately 28% of Cartiheal's fully diluted share capital.

•
Jordan Valley Semiconductors Ltd., or Jordan Valley, develops manufactures and provides metrology solutions for manufacturing process control in the semiconductors industry. Jordan Valley's revenues in 2012 amounted to $27.5 million, compared with $35 million in 2011 and $31 million in 2010. We hold approximately 19% of Jordan Valley's outstanding share capital and approximately 17% of Jordan Valley's fully diluted share capital. The metrology system that Jordan Valley is developing includes innovative and advanced technologies enabling, inter alia, measurement of thickness, density and chemical composition of thin layers that compose the semiconductors integrated circuits designated for the semiconductor and compound markets. Jordan Valley's technology is considered most suitable for manufacturing process control of DRAM, NAND & NOR Flash, Logic and Compound, especially suitable for modern mobile products such as smartphones and palm computers, LED and Solar. The size of the worldwide metrology market was estimated by VLSI Research in July 2010 at approximately $1.5 billion per year (Long-Term IC Manufacturing Equipment History and Forecast, 2004-2012).

•
Navitrio is a investment venture, established in 2011 in order to incubate projects and to invest in companies in the digital field. We hold approximately 80% of Navitrio's outstanding share capital and fully diluted share capital. Navitrio's holdings as of the date of filing this Annual Report include: Cloudyn (approximately 46% held by Navitrio) which is developing solutions for the optimization of cloud computing costs and resources; Cemmerce, Navitrio's in house activity , through which Navitrio is developing a commerce enablement platform for blogs and websites; Numbeez (approximately 34% held by Navitrio) which is developing a micro-blogging platform that helps users create, track and share the interesting numbers in their lives; and Pose (approximately 31% held by Navitrio), which is developing an online cash register, inventory management, and retail website management system.

•
Notal Vision Inc., or Notal Vision, develops manufactures and provides a system and services for remote monitoring of AMD patients at risk of vision loss, for the early detection of important visual changes. We hold approximately 23% of Notal Vision's outstanding share capital and approximately 19% of Notal Vision's fully diluted share capital.

•
NuLens is developing intra-ocular accommodating lenses, or IOLs, designed to restore vision at varying distances, similar to the natural actions of the eye. We hold approximately 35% of NuLens' outstanding share capital and approximately 30% of its fully diluted share capital.

•
Plymedia Inc., or Plymedia, develops, manufactures and provides products for overlaying contextual content on web videos. We hold approximately 27% of Plymedia's outstanding share capital and approximately 21% of Plymedia's fully diluted share capital.

C.Organizational Structure

As of December 31, 2012, DIC, an Israeli company, held approximately 50.33% of our total outstanding shares. In March 2009, we and DIC entered into a Services Agreement. Pursuant to the agreement effective for a period of three years from May 1, 2009 and renewed for an additional period commencing from May 1, 2012, we receive managerial and administrative services from a staff employed by DIC. For additional information about DIC, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders." For our holdings in our group companies, see the information in "Business Overview" above.

D.Property, Plants and Equipment

Our corporate headquarters and executive offices are located in Tel Aviv, Israel. These offices, which measure approximately 980 square meters, are leased at an annual rent of approximately $0.4 million. We have made available a portion of our leased office space and other office facilities to RDC for an annual amount of approximately $0.1 million. For details regarding IDBD's and DIC's use of our premises, see "Item 7B".

We believe that our facilities are adequate for our operations as currently conducted. In the event that additional facilities are required, we believe that we could obtain them at commercially reasonable prices.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5	Operating and Financial Review and Prospects

Overview

We are an operational holding company actively involved in investing in, building and enhancing companies operating in various technology fields and increasing their value either through exit transactions or public offerings. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Our group companies currently comprise companies at various stages of development that are engaged in a variety of technology fields, such as the development of medical devices and others.

Technology fields in which our group companies operate are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon our group companies' (i) technological quality (ii) ability to successfully complete the development of their products and obtain regulatory approval, (iii) ability to successfully transition from development to manufacturing and from manufacturing to marketing, (iv) intellectual property, (v) prices and nature of their products in comparison to their competitors (vi) ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs and (vii) ability to raise financing and the condition of the capital markets.

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

Our strategy regarding investments in new and existing companies is based on the following principles:

1.	Investing in Israeli or Israel-related companies with innovative technologies.

2.	Identifying and exploiting investment opportunities with significant exit potential.

3.	Focusing on investments which afford us influence and operational involvement. In a limited number of companies, we maintain non-significant holdings.

4.
Actively enhancing our group companies' value by taking an active role in their management, by means of the following: active membership on their boards of directors; hands-on assistance to their management; assistance in the advancement of their technology; forming strategic relationships; providing access to capital; providing development and operational guidance; business plan preparation; strategic planning; marketing; planning investments and budgets; finance; manning senior management positions; and overall ongoing monitoring of our group companies' performance.

5.	Exploiting opportunities to exit group companies.

Within the framework of these principles and with the intention of continuing to invest in new companies, we examine a broad range of proposals for investment and strategic cooperation in a broad range of technology fields, including through RDC, which has first rights to commercially exploit military technologies developed by Rafael for non-military uses and through Navitrio, an investments venture which was established in 2011 to incubate projects and to invest in companies related to the digital field. It should be noted that our strategy allows us to take actions which deviate from the above principles in circumstances where our management believes that the specific circumstances justify such deviation.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies as well as impairment charges and headquarter costs.

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

Venture Capital Industry Status

Fund Raising and Investments

The ability of our group companies, and our medical device companies in particular, to obtain financing is affected by developments and trends in the venture capital industry.

In 2012, Israeli venture capital fundraising experienced a 30% decline compared to 2011, while U.S. venture capital fundraising experienced a moderate 10% increase by dollar commitments, and a moderate 3% decline by number of funds (IVC-KPMG Israeli VC Fund Raising Survey – 2012 Summary, Thomson Reuters & National Venture Capital Association). In both Israel and the U.S., venture capital fundraising is being carried out by larger VCs that are initiating follow-on funds on one end, and by smaller, industry or early stage specific VCs on the other, while VCs in between are no longer attracting new funds (IVC-KPMG Israeli VC Fund Raising Survey, Thomson Reuters & NVCA). In the U.S., the ratio between follow-on funds and new funds raised during 2012 was 2.3 to 1 (Thomson Reuters).

As the number of new funds being raised continues to shrink, venture capitalists are being more discriminating in their selection of new investments, and are holding on to reserves to continue to support the companies already in their portfolio. As a result, young companies are finding it harder to raise capital (The "MoneyTreeTM Report" by PricewaterhouseCoopers and the National Venture Capital Association based on data from Thomson Reuters). In the U.S., the number of seed stage companies receiving dollars in 2012 dropped 38% compared to 2011, the lowest annual seed dollars since 2003 (ibid). Of the capital available for investment by Israeli VC funds, only 23% is reserved for first investments with the remainder reserved for follow-on investments (IVC-KPMG Israeli VC Fund Raising Survey). Nevertheless, early stage and seed stage Israeli companies have succeeded in raising capital, with investments in 2012 reaching a five-year high. (IVC-KPMG Israeli High-Tech Company Capital Raising Survey – 2012 Summary).

Indeed, VCs are a less dominant force today, while corporate and private investors are gradually increasing their activity. In Israel, VC-backed deals in 2012 were down 22% compared to 2011 (IVC-KPMG Israeli High-Tech Company Capital Raising Survey). In the U.S., corporate venture capital investors participated in 15.2% of deals in 2012, compared with 14.1% in 2011, and invested 8.2% of dollar amounts in 2012, compared with 7.5% in 2011 (PricewaterhouseCoopers/National Venture Capital Association MoneyTreeTM Report, Data: Thomson Reuters). However, it should be noted that corporate investors did not fill the gap, and investments in companies during 2012 were down 11% and 10%, respectively, in the U.S. and Israel, compared with 2011 (IVC-KPMG Israeli High-Tech Company Capital Raising Survey, PwC/NVCA, MoneyTree Report).

The life science sector is also experiencing a similar decline in first investments (PwC/NVCA MoneyTree Report). There are, however, a number of other factors which make it difficult for early stage companies in this sector to raise capital. Specifically, regulatory pressures, as well as more cautious buyers and an anemic IPO market (see below), have led venture capitalists to invest in more mature companies that offer the promise of quicker, more predictable exits. Indeed, for the year ending June 2012, 8 of the 10 largest U.S. venture rounds were late-stage investments (The "Pulse of the industry: Medical technology report 2012" by Ernst & Young).

Notwithstanding, it should be noted that investments in medical technology companies during 2012 increased compared with 2011. In Israel, the life sciences sector attracted the largest share of investments in 2012, with companies in this sector raising 28% more than they did in 2011 (IVC-KPMG Israeli High-Tech Company Capital Raising Survey). In the U.S., venture capital funding in the year ending June 2012 saw an 11% increase over the prior year, and venture rounds reached the second-highest level in the past seven years ("Pulse of the industry").

Exits

Our ability to exit companies, and in particular, medical device companies, is also affected by developments and trends in the venture capital industry.

In the U.S., venture-backed initial public offerings raised $21.5 billion from 49 listings during 2012, and represented the strongest annual period for IPOs, by dollar value, since 2000. However, this figure is driven by the Facebook offering (Thomson Reuters & NVCA). By contrast, in 2012 acquisitions of venture-backed companies declined 11% from 2011 (Thomson Reuters & NVCA). On the other hand, in Israel, exit transactions (both asset purchase and share purchase M&A transactions) in 2012 experienced a 10% increase by dollar amount compared with 2011, while the trend is fewer transactions for higher prices. While the number of deals decreased by 21%, the average deal size increased by 37% (PwC Israel 2012 Hi-Tech Exit Report). Israeli companies have been exiting when they are much more mature (ibid).

This trend is magnified in Israel's life science sector. Exit transactions is this sector experienced a 162% increase by dollar amount in 2012 compared with 2011, while the number of deals increased by 50%, and the average deal size increased by 58% (ibid).

In the U.S., IPO activity among medtech companies experienced a decline in the year ended June 2012, with 3 companies going public for $194 million, down from 8 companies going public for $539 million in the year ended June 2011. Likewise, the value of mergers and acquisitions in the U.S. was down 16% in the year ended June 2012 compared with the prior year (after normalizing data for the Johnson & Johnson / Synthes megadeal). However, the median deal size remained exactly the same year-over-year at $53 million, and the total number of M&As edged up by 7% from 228 to 245 ("Pulse of the industry").

Research reports have identified a number of current market trends that portend sustained M&A activity in this sector in the U.S. Specifically, health care reforms, budgetary challenges, and intensifying financial pressures on payers, lead to intensifying pressures on medtech providers to look for ways to cut expenses and increase efficiencies. As a result, medtech companies are driven to re-evaluate their portfolios, divest underperforming or non-core business units, or acquire assets in new markets and technologies (ibid).

Notwithstanding, these pressures have also contributed to a continued trend of "cautious buyers" and reduced risk, and in the year ended June 2012, roughly 30% of M&As had milestone clauses, while the potential value of milestone payments accounted for nearly half of the total potential value of those transactions (ibid).

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

Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Principles of accounting for holdings in group companies – basis of consolidation, equity method of accounting

•	Business combinations and fair value adjustments

•	Impairment of investments in group companies and financial assets

•	Impairment of intangible assets

•	Accounting for income taxes

•	Provisions

•	Financial assets including financial assets measured at fair value

•	Fair value measurement of contingent consideration

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

Under the consolidation method, a controlled company's assets and liabilities are included within our consolidated statement of financial position and its income items, expense items and other comprehensive income items are included within our consolidated income statement and statement of comprehensive income. The non-controlling interest in respect of subsidiaries represents the non-controlling interests' share in the income or losses of the subsidiaries and the net assets based on their fair values on the acquisition date of the subsidiaries. The non-controlling interest is presented as part of shareholders' equity in a separate amount. A transaction with the non-controlling interests which does not result in a loss of control, whether a sale or an acquisition, is accounted for as an equity transaction.

In a business combination achieved in stages, equity rights in the acquiree that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date at fair value and included in the acquisition consideration by recognizing the gain or loss resulting from the fair value measurement, including amounts whose recognition in other comprehensive income was deferred.

Contingent consideration in a business combination is measured, initially at fair value and subsequent changes in the fair value of the contingent consideration, which do not represent adjustments to the acquisition cost in the measurement period, are not recognized as goodwill adjustments. If the contingent consideration is classified as a financial derivative, it will be measured at fair value through statement of income.

In May 2011 the IASB issued a new suite of new accounting standards regarding consolidation of financial statements and related issues. The new suite of standards replaces existing standards regarding consolidation of financial statements and joint arrangements and includes a number of changes with respect to investments in associates. The Standards will be effective for financial statements of periods beginning on January 1, 2013. IFRS 10 Consolidated Financial Statements ("IFRS 10") will result in several changes to our method of determing whether or not group companies will be consolidated.

IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation – Special Purpose Entities with respect to the consolidation of financial statements. IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it. The current IAS 27 model assumes control exists when we own more than 50% of the outstanding voting securities of a company so that we have the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. According to the new model, we control a group company upon gaining "Effective Control" or more particularly, when we are (1) exposed, or have rights, to variable returns from our involvement with that group company, (2) have the ability to affect those returns through our power over that group company and (3) the ability to use our power over the group company by affecting our return. In addition, IFRS 10 states that 'De facto' power should be considered when assessing control. This means that the existence of De facto control could require consolidation. When assessing control under the new model, only substantive potential voting rights will be taken into account. The structure, reasons for existence and conditions of potential voting rights should be considered. Under the current IAS 27 model, all potential voting rights that are immediately exercisable are taken into account.

The Standard will be adopted prospectively. The adoption of the standard is not expected to have any material effect on accounting for our group companies.

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

For further discussion regarding our investments, see "Impairment of Investments in Group Companies" below. For further discussion regarding financial assets measured at fair value, see "Financial assets" below.

Business Combinations and Fair Value Adjustments

Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to interest in the acquired company's assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill.

The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is allocated to identifiable net assets, intangible assets other than goodwill, such as In-Process Research and Development, or IPR&D, and the residual value is allocated to goodwill. The amortization of amounts allocated to finite-lived intangible assets other than goodwill is calculated in accordance with the expected economic benefit from the assets in each period, on the basis of the estimated useful life of each group of assets.

Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method we use is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which requires judgment that can impact our results of operations is estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries that are rapidly evolving and extremely competitive, the value of the intangible assets, their respective useful lives and the investments in companies is exposed to future adverse changes that can result in a charge to our results of operations. (See "Impairment of Investments in Group Companies and Financial Assets Carried at Amortized Cost" below.)

Impairment of Investments in Group Companies and Financial Assets Carried at Amortized Cost

At the end of each reporting period, we assess whether there is any objective evidence of impairment of an investment in a group company that is not consolidated. This evaluation is judgmental in nature. Whenever events or changes in circumstances indicate that the carrying amount of the investment is not recoverable and the carrying amount of the investment exceeds its recoverable amount, the investment is written down to its recoverable amount by a charge to our results of operations. The recoverable amount is the higher of fair value less costs of sale and value in use.

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

In 2012, we did not record any impairment charges. In 2011 we recorded impairment charges in the amounts of $5.8 million, mainly with respect to our investments in BPT Bio Pure Technology Ltd., or BPT, and Enablence debentures (see also "International Financial Reporting Standard 9 (2009) – Financial Instruments" below). In 2010 we recorded impairment charges in the amounts of $1.8 million, mainly with respect to our investments in Impliant.

Impairment of Intangible Assets

Intangible assets with a finite useful life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less selling expenses). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For purposes of testing impairment of identifiable assets, the assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets, or the cash-generating unit. An impairment loss is recognized if the carrying amount of an asset or the cash-generating unit to which it relates exceeds the estimated recoverable amount. In 2010 we recorded an impairment of intangible assets in respect of technology attributable to Wavion, in the amount of $2.4 million. In 2011 and 2012, we did not record any impairment of intangible assets. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries that are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. At December 31, 2012 and 2011, consolidated intangible assets amounted to approximately $4.9 million (approximately $3.6 million as of December 31, 2010).

Accounting for Income Taxes

At the end of each reporting period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. In order to recognize deferred tax assets we must assess the likelihood that our net deferred tax assets will be realized through future taxable income to the extent we believe that realization is probable. Management judgment is required in determining our provision for income taxes and our deferred tax assets and liabilities and tax exposures. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumptions mainly with respect to our control over realization and returns on investments in our group companies in the near future.

The balance of tax liabilities as of December 31, 2012 was $4.5 million, as of December 31, 2011 was $5 million, and as of December 31, 2010 was $4.7 million. The abovementioned tax liablity balances were recorded mainly as a result of the gain from the sale of Medingo attributed to RDC which exceeded its carryforward losses. As of December 31, 2012, 2011 and 2010, we did not recognize any deffered tax asset.

As of December 31, 2012, we and our subsidiaries had carryforward losses in Israel of approximately $273 million.

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

Financial assets

In December 2011, our board of directors resolved to early adopt International Financial Reporting Standard 9 (2009) – Financial Instruments, or IFRS 9, such that it is applied to our consolidated financial statements for the period commencing January 1, 2012 and subsequently. The standard is a part of a project to replace IAS 39, Financial Instruments: Recognition and Measurement. As allowed by the standard, we elected to restate comparative information in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9 (2009), as if the policy had always been applied. The principal changes that took place following the adoption of the Standard are:

Initial recognition. Financial instruments are recognized initially at fair value plus any directly attributable transaction costs, unless they are subsequently measured at fair value.

Subsequent measurement. After the initial recognition, we measure our financial assets at amortized cost or at fair value, as follows:

Financial assets measured at amortized cost. In subsequent periods, a financial asset is measured at amortized cost, using the effective interest method while deducting any impairment losses, if both of the following conditions are met:

-The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at fair value. Financial assets that are equity instruments are measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other comprehensive income , in accordance with the election of the accounting policy on an instrument-by-instrument basis. If the equity instruments are held for trading, they must be measured at fair value through statement of income. Fair value of investments in equity instruments of private companies is usually measured using the Discounted Future Earnings Method, Company Security Transaction Method ("CSTM") and Option Pricing Model ("OPM"), see Note 6 in "Item 18 – Financial Statements".

With regard to financial assets measured at fair value through other comprehensive income, gains, losses and impairment are not recognized in the statement of income, even upon disposal. Changes in fair value of these assets are credited to "Reserve from financial assets measured at fair value through other comprehensive income". Income from dividends from these assets is recognized in the statement of income, unless it clearly represents return of part of the investment's cost.

We have resolved to designate our investment in Enablence shares and additional immaterial investments as permitted pursuant to the provisions of IFRS 9, such that changes in the fair value of these investments are presented in other comprehensive income. Furthermore, it was resolved to designate investments in certain financial instruments, such that changes in the fair value of these instruments are presented in the statement of income. As a result, an impairment loss in the aggregate amount of approximately $9.9 million that we recorded in our statement of income in 2011 was restated from accumulated deficit to capital reserve for financial assets through other comprehensive income, as if the above loss had not been recorded in the statement of income statement. Furthermore, approximately $7.9 million was restated, such that it resulted in a decrease in the balance of the capital reserve for financial assets through other comprehensive income and a decrease in accumulated deficit. The impact of these designation resolutions on the comparative numbers amounts to a decrease of approximately $17.7 million in accumulated deficit against a corresponding decrease in the balance of the capital reserve for financial assets through other comprehensive income. For further details, see Note 2 in "Item 18 – Financial Statements".

Fair value measurement of contingent consideration. Fair value of contingent consideration from sale of a business which is expected to be received upon occurrence of certain future events is initially recorded at fair value. Such fair value requires assumptions with respect to the occurrence and timing of future events and respective inflows, which may not be within our control. In the rare circumstances in which the fair value cannot be reliably determined due to significant variability in the range of reasonable fair value estimates for the contingent consideration, and since the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, we do not recognize the respective gain of this consideration, until sufficient information is obtainable, if at all. In 2010, we completed the sale of Medingo. The net gain we recorded in 2010 in respect of the sale of Medingo, did not include recognition of the contingent consideration element as it could not be reliably estimated until the final resolution of the contingency in 2012. (see Note 3.C.2.d in "Item 18 – Financial Statements").

Basis of Presentation

Consolidation. Our consolidated financial statements include the accounts of Elron and the accounts of all of our direct or indirect (through DEP, RDC and Navitrio) controlled subsidiaries. The following are our main subsidiaries:

Year ended December 31,
2012	2011	2010
RDC SmartWave1 Navitrio2 Cloudyn3 Kyma4	RDC Starling5 Sync-Rx6 SmartWave1 Navitrio2 Cloudyn3 Kyma4	RDC Starling Wavion7 Sync-Rx6 ActySafe8

1 Consolidated since its establishment in November 2011.
2 Consolidated since its establishement in May 2011.
3 Consolidated since initial investment in November 2011.
4 Consolidated since we obtained control in January 2011.
5 Operations sold in September 2011 and liquidated during 2012.
6 Sold in November 2012.
7 Sold in November 2011.
8 Ceased operations during December 2011.

Equity Method.Our main group companies held by us or through DEP, RDC and Navitrio accounted for under the equity method of accounting include:

Year ended December 31,
2012		2011		2010
BrainsGate Cartiheal1 Given Imaging NuLens Numbeez2 Pocared	PLYmedia POSE3	Atlantium4 Aqwise5 BrainsGate Given Imaging NuLens Pocared	PLYmedia	Atlantium4 Aqwise5 BrainsGate Given Imaging	Kyma6 Notal Vision7 NuLens Pocared PLYmedia Safend8 Teledata9

1 Since initial investment in July 2012.
2 Since initial investment in September 2012.
3 Since initial investment in October 2012.
4 Through June 2012.
5 Through July 2012.
6 Through January 2011.
7 Through September 2010.
8 Sold in September 2011.
9 Sold in June 2010.

Financial assets measured at fair value:

Year ended December 31,
2012	2011	2010
Aqwise1 Atlantium2 Enablence Jordan Valley Notal Vision3 Whitewater Ltd4	Enablence GigOptix Inc., or GigOptix5 Jordan Valley Notal Vision3 Wave6 Whitewater Ltd4	BPT7 Enablence Elbit Vision Systems, or EVS8 GigOptix5 Jordan Valley Notal Vision3

1 Since July 2012.
2 Since June 2012.
3 Since October 2010.
4 Since May 2011.
5 Sold during 2012.
6 Sold during 2012.
7 Ceased operations.
8 Sold in the second quarter of 2011.

A.Operating Results

Year Ended December 31, 2012 compared with Year Ended December 31, 2011 and Year Ended December 31, 2010

The following table sets forth the net results of our operations in the reported periods:

	Year ended December 31,
	2012	2011*	2010*
	(millions of $, except per share data)
	Audited
Income (loss) attributable to Elron's shareholders	4.4	(8.4)	66.3
Income (loss) per share attributable to Elron's shareholders	0.09	(0.34)	2.17

The net gain and loss attributable to our shareholders is mainly comprised of: 1. our share in the losses of our group companies, 2. gains and losses from exit transactions, revaluation of investments, and changes in holdings, and 3. corporate operating expenses:**

	Year ended December 31,
	2012	2011*	2010*
	(millions of $)
Losses in respect of group companies:
Our share in net losses of group companies	(10.6)	(22.5)	(23.7)
Excess cost amortization	(4.4)	(4.7)	(5.6)
Impairment of investments in group companies and financial assets	(1.1)	(5.9)	(3.3)
Total	(16.1)	(33.1)	(32.6)
Gain from exit transactions, changes in holdings, and revaluation of investments (net of tax)	24.8	29.8	105.3
Corporate operating expenses	(3.9)	(4.9)	(5.6)

* Retroactively adjusted, see "Critical Accounting Policies" above.
** The results summarized in the table are presented net of non-controlling interest.

Losses in respect of group companies:

Our share in the net losses of our group companies. As previously mentioned, most of our group companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of income as an increase in R&D expenses (insofar as these expenses are not capitalized as intangibles assets as is permitted, according to accounting principles, only when technological feasibility has been established). Therefore, as our group companies increase their investments in order to develop their products and advance their business, they cause us to record greater losses in respect of our share in their losses.

The loss we recorded in 2012 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate, NuLens , Kyma and Navitrio and it was partially offset by our share of the net profit of Given Imaging.

The loss we recorded in 2011 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Starling (liquidated in 2012), Wavion (sold in November 2011), NuLens, BrainsGate and Pocared and it was partially offset by our share of the net profit of Given Imaging.

The loss we recorded in 2010 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Wavion, Starling, Medingo (sold in 2010), NuLens and BrainsGate and it was partially offset by our share of the net profit of Given Imaging.

Excess cost amortization. We record amortization expenses in respect of excess cost attributed to investments in group companies, which are usually generated upon investment in such companies or when the accounting method applied is changed from the equity method to consolidation. Excess cost amortization expenses in 2012, 2011 and 2010 were recorded primarily in respect of excess costs attributed to our holding in Given Imaging.

Impairment charges of investments in group companies and financial assets. As previously mentioned, at each reporting date we examine whether there is any evidence that would indicate that our investment in our group companies and financial assets is impaired.

In 2012, we recorded an impairment charge in respect of our holding in Nasdaq-traded Wave shares, primarily due to a decrease in their share price. (In 2012, we sold our entire holding in Wave shares, except for shares deposited in escrow upon their receipt in the sale of Safend in September 2011).

In 2011, we recorded an impairment charge in respect of our holding in Enablence debentures, as there is significant doubt as to Enablence's ability to repay the debentures, and in respect of our investment in BPT following a decrease in its fair value. (In 2011, BPT's board of directors decided to cease its operations).

In 2010, we recorded an impairment charge in respect of our investment in Impliant, Inc. or Impliant, as a result of the decioon of the board of directors of Impliant to cease its activities and an impairment charge regarding technology which was attributed to Wavion (which, was sold, as aforesaid, in 2011).

Gain (Loss) from exit transactions, changes in holdings, and revaluation of investments:

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in 2012 resulted mainly from:

•An approximately $8.5 million gain (net of non-controlling interest) from the sale of Sync-Rx to Volcano;
•An approximately $8.5 million gain (net of non-controlling interest) as a result of the additional consideration received from the sale of Medingo completed in 2010;
•An approximately $3.9 million gain from the sale of a portion of our holding and a decrease in our holding in Aqwise;
•An approximately $1.8 million gain from an increase in Notal Vision's fair value;

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in 2011 resulted mainly from:

•An approximately $21.4 million gain from the sale of Wavion by way of merger to Alvarion Ltd;
•An approximately $4.7 million gain (net of non-controlling interest) from Starling's sale of its business;
•An approximately $2.3 million gain from the sale of Safend to Wave;

•An approximately $1.6 million gain (net of non-controlling interest) from a decrease in our holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired;

•An approximately $1.2 million loss from a decrease in Jordan Valley's fair value.

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in 2010 resulted mainly from:

•An approximately $70.8 million gain (net of non-controlling interest and of tax) from the sale of Medingo to Roche;
•An approximately $22.4 million gain from the sale of Teledata by way of merger to Enablence;
•An approximately $5.4 million gain from an increase in Jordan Valley's fair value;
•An approximately $1.6 million gain from a decrease in our holding in Notal Vision.

For additional details regarding these transactions, see "Item 4 – Information on the Company".

Corporate operating expenses:

Corporate operating expenses mainly include general and administrative expenses. The decrease in corporate operating expenses in 2012 compared with 2011 resulted primarily from expenses incurred in respect of "phantom options" granted in 2011 (see "Item 6") and from a decrease in professional services. The decrease in corporate operating expenses in 2011 compared with 2010 resulted primarily from insurance cost savings and from bonuses granted in 2010 but not in 2011.

The following table summarizes our annual consolidated statements of profit and loss:

	Year ended December 31,
	2012	2011*	2010*
	(millions of $)
	Audited
Income from sales	-	14.1	9.6
Gain from disposal and revaluation of group companies, and changes in holdings, net	39.4	34.6	165.4
Financial income	1.2	1.8	3.0
Total income	40.6	50.5	178.0
Cost of sales	-	5.8	3.9
Research and development expenses, net	6.9	18.2	18.2
Selling and marketing expenses	0.9	5.7	6.6
General and administrative expenses	7.2	10.5	13.6
Equity in losses of associates, net	8.3	10.3	10.9
Amortization of intangible assets	-	0.3	1.5
Financial expenses	2.1	4.2	3.0
Other expenses (income), net	(0.3)	9.6	3.1
Total costs and expenses	25.1	64.6	60.8
Income (Loss) before taxes on income	15.5	(14.1)	117.2
Taxes on income (Tax benefit)	(0.3)	0.6	6.1
Net Income (Loss)	15.8	(14.7)	111.1
Income (Loss) attributable to the Company's shareholders	4.4	(8.4)	66.3
Income (Loss) attributable to non-controlling interest	11.4	(6.3)	44.8
Basic and diluted income (loss) per share attributable to the Company's shareholders (in $)	0.09	(0.34)	2.17

* Retroactively adjusted, see "Critical Accounting Policies" above.

Income

Income from Sales. No income from sales was recorded in 2012. Income from sales in 2011 and 2010 amounted to $14.1 million and $9.6 million, respectively, and included income from sales of Wavion, which was sold in November 2011.

Gains from Disposal and Revaluation of Group Companies and Changes in Holdings, net. In 2012, gains from disposal and revaluation of group companies and changes in holdings, net, amounted to $39.4 million, which resulted primarily from: the $17.0 million gain from the sale of Sync-Rx; the $15.6 million gain from the additional consideration received from the sale of Medingo completed in 2010; the $3.9 million gain from the sale of a portion of our holding and a decrease in our holding in Aqwise; the $1.8 million gain from the increase in Notal Vision's fair value was mainly due to progress made in the clinical trials it is conducting, which was included in the statement of income following the early adoption of IFRS 9 and a $0.8 million gain from a decrease in our holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired. In 2011 gains from disposal and revaluation of group companies and changes in holdings, net, amounted to $34.6 million, which resulted primarily from: the $21.4 million gain from the sale of Wavion; the $9.6 million gain from Starling's sale of its business; the $2.3 million gain from the sale of Safend; the $2.1 million gain from the decrease in our holding in Given Imaging due to the exercise and expiry of options of Given Imaging employees, the $1.2 million loss from a decrease in Jordan Valley's fair value which was included in the statement of income following the early adoption of IFRS 9; and a $0.4 million gain from the initial consolidation of Kyma. In 2010 gains from disposal and revaluation of group companies and changes in our holdings in associates, net, amounted to $165.5 million, which resulted primarily from: a $133.5 million gain from the sale of Medingo; a $22.4 million gain from the sale of Teledata; a $5.4 million gain from an increase in Jordan Valley's fair value which was included in the statement of income following the early adoption of IFRS 9; and a $1.6 million gain from a decrease in our holding in Notal Vision.

Financial Income. Financial income amounted in 2012 to $1.2 million, compared with $1.8 million in 2011 and $3.0 million in 2010. The financial income in 2012 resulted mainly from interest income on deposits, and from a change in the fair value of our holding in GigOptix shares which was included in the statement of income following the early adoption of IFRS 9. The financial income in 2011 resulted mainly from interest income on bank deposits. The financial income in 2010 resulted mainly from translation differences accumulated on NIS-denominated deposits, and from interest income on bank deposits.

Expenses

Operating expenses. Operating expenses were comprised mainly of research and development expenses, net, sales and marketing expenses, and general and administrative expenses of our, RDC's Navitrio's and our subsidiaries' corporate operations (excluding amortization of intangible assets which also constitute part of operating expenses under IFRS but are presented separately):

	Year ended December 31,
	2012	2011	2010
	(millions of $)
Corporate	3.9	4.9	5.6
RDC	1.2	1.7	4.1
Wavion 1	-	11.5	8.6
Kyma 2	3.0	2.6	-
Starling3	0.7	9.9	10.0
Medingo4	-	-	6.9
Navitrio5	2.8	0.7	-
Smartwave6	1.3	0.2	-
Other7	2.1	2.8	3.1

1 Sold in November 2011.
2 Consolidated from January 2011 due to our obtaining control over it.
3 Sold its business in September 2011 and was liquidated in 2012.
4 Sold in May 2010.
5 Established in May 2011. Includes operating expenses of subisidiary Cloudyn.
6 Established in November 2011.
7 In 2012 and 2011 includes mainly Sync-Rx (sold in November 2012). In 2010 includes mainly Sync-Rx and XSIGHTS Media Ltd. (which was closed in 2010 due to RDC's decision to cease investing in it).

Corporate: The decrease in 2012 compared with 2011 resulted primarily from expenses incurred in respect of "phantom options" granted in 2011 (see "Item 6"), and from a decrease in professional services. The decrease in 2011 compared with 2010 resulted primarily from insurance cost savings and from bonuses granted in 2010 but not in 2011.

RDC: The decrease in 2012 compared with 2011 resulted primarily from spinning off Smartwave's activities at the end of 2011 into an independent company. The decrease in 2011 compared with 2010 resulted mainly from a one-time expense incurred in 2010 in respect of a settlement agreement with the former CEO of RDC.

Wavion: The increase in 2011 compared with 2010 resulted primarily from Wavion's increased research and development and marketing and sales efforts and the increase in its operations and sales turnover. Wavion's operating loss amounted to $3.2 million in 2011 (until its sale) compared with $3.0 million in 2010. The increase in operating loss in 2011 compared with 2010 as included in our financial statements resulted from the abovementioned increase in operating expenses.

Kyma: The increase in 2012 compared with 2011 resulted primarily from an increase in its research and development and general and administrative expenses due to an acceleration in preclinical and clinical trials of its patch product (which supported receipt of CE certification during 2012, and which at this stage are intended to support receipt of FDA clearance during 2013) and development of its implantable product in preparation for commencement of preclinical trials in the first half of 2013.

Starling: The decrease in 2012 and 2011 compared with 2010 resulted primarily from the sale of Starling's business and from the decision of Starling's board of directors to cease its operations followed by its liquidation in 2012. This decrease was offset by an increase in salary, wages and related expenses in 2011 resulting from one time compensation awarded to employees of Starling in light of the sale of its business, and from expenses in respect of an inventory write-down and provisions for repairs and the termination of agreements with customers and suppliers following the decision of Starling's board of directors to cease Starling's operations.

Navitrio: The increase in 2012 compared with 2011 resulted primarily from an increase in research and development expenses and marketing efforts of the Cemmerce project, and from the consolidation of Cloudyn's results, in which it initially invested in the fourth quarter of 2011.

Smartwave: Smartwave's operating expenses primarily include research and development expenses incurred in conducting preclinical trials, and in preparation for clinical trials which commenced in 2013.

Equity in net losses of associates. Our share of net losses of associates resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis Of Presentation"). Our share of net losses of associates amounted to $8.3 million in 2012, compared with $10.3 million in 2011 and $10.9 million in 2010. The decrease in our share in the net losses of associates in 2012 compared with 2011 resulted primarily an increase in Given Imaging's income (see "Highlights of the Results of Operations of Our Main Group Companies" below), and from the disposal of Safend in 2011, which generated losses in this period. The decrease in our share of the net losses of associates in 2011 compared with 2010 resulted primarily from the disposal of certain associates, including Teledata and Impliant which had generated losses. The decrease was partially offset by a decrease in Given Imaging's net income (see "Highlights of the Results of Operations of Our Main Group Companies" below) and by an increase in Pocared's losses caused by its increased research and development activities.

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

Highlights of the Results of Operations of Our Main Associates:

Given Imaging reported the following operating results (according to IFRS):

	Year ended December 31, 2012	Increase (Decrease)	Year ended December 31, 2011	Increase (Decrease)	Year ended December 31, 2010
	(millions of $)%		(millions of $)%		(millions of $)
Revenues	180.5	1.4%	177.9	12.8	157.8
Operating income	13.3	8.2%	12.3	59.3	7.7
Net income attributable to shareholders	15.1	103.1%	7.4	(43.1%)	13.1

The increase in Given Imaging's revenues in 2012 compared with 2011 resulted from an increase in sales of its functional diagnostic products in the Americas, which was partially offset by a decrease in sales in the EMEA and APAC regions. The increase in operating income in 2012 compared with 2011 resulted mainly from the increase in revenues and from an improvement in gross profit. The increase in net income in 2012 compared with 2011 resulted mainly from the improvement in operating income and from a decrease in tax expenses in these periods.

The increase in Given Imaging's revenues in 2011 compared with 2010 resulted mainly from an increase in sales in the Americas, EMEA and APAC regions, and from the inclusion of the sales of Sierra, which was acquired in April 2010. The increase in operating income in 2011 compared with 2010 resulted mainly from an increase in income and in gross profit. The decrease in net income in 2011 compared with 2010 resulted mainly from tax income recorded in 2010 as opposed to tax expenses recorded in 2011, which was partially offset by the increase in operating income.

Pocared reported the following operating results (according to IFRS): Pocared's net loss in 2012 amounted to $7.1 million, compared with $5.5 million in 2011 and $3.7 million in 2010. Pocared is in the development stage and has not yet commenced sales. Pocared's loss mainly results from research and development expenses. The increase in loss in 2012 compared with 2011 was mainly due to expenses resulting from the process of improving the sample processing procedure of the system Pocared is developing and from Pocared's preparations for clinical trials. The increase in loss in 2011 compared with 2010 was mainly due to expenses resulting from Pocared's preparations for clinical trials.

BrainsGate reported the following operating results (according to IFRS): BrainsGate's net loss in 2012 amounted to $6.1 million, compared with $7.6 million in 2011 and $9.5 million in 2010. BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's loss mainly results from research and development expenses. The decrease in loss in 2012 compared with 2011 was mainly due to expenses incurred in 2011 resulting from the commencement of clinical trials, while the decrease in loss in 2011 compared with 2010 was mainly due to expenses incurred in 2010 due to a clinical trial conducted on approximately 300 patients (see "Item 4 – Information on the Company").

Highlights of the Results of Operations of Our Subsidiaries:

Income and losses of consolidated and associate companies directly held by us, for the year ending December 31, 2012

	Comprehensive income			Interest
	Income (Loss)	Other Comprehen-sive income	Dividend income	Interest income		Date received
	(millions of $)
Subsidiaries:

RDC	23.8	-	8.9		(1)	June 2012

Starling	(0.7)

Navitrio	(3.0)	-	-	-		-

Associates:

Given Imaging	15.1	0.5	-	-		-

NuLens	(6.7)	-	-	0.01			(2)

BrainsGate	(6.1)	-	-	-		-

Aqwise	(0.5)	-	-	-		-

Pocared	(7.1)	-	-	-		-

1 Represents amount less than $0.1 million
2  Date not yet determined.

Income and losses of a consolidated company held through RDC for the year ending December 31, 2012

	Comprehensive income			Interest
	Income (Loss)	Other Comprehen-sive income	Dividend income	Interest income	Date received
	(millions of $)
Subsidiaries:

SyncRx	(2.4)	-	-	-	-
Smartwave	(1.3)	-	-	-	-
Kyma	(3.0)	-	-	-	-

Income and losses of a consolidated company held through Navitrio for the year ending December 31, 2012

	Comprehensive income			Interest
	Income (Loss)	Other Comprehen-sive income	Dividend income	Interest income	Date received
	(millions of $)
Subsidiaries:
Cloudyn	(1.3)	-	-	-	-
Associates
Numbeez	(0.1)	-	-	-	-
Pose	(0.1)	-	-	-	-

Financial Expenses. Financial expenses amounted in 2012 to $2.1 million compared with $4.2 million in 2011 and $3.0 million in 2010. The financial expenses in 2012 resulted mainly from a change in the fair value of our holding in Wave shares, which was included in the statement of income following the early adoption of IFRS 9. (In the third quarter of 2012, our entire holding in Wave shares was sold, except for shares deposited in escrow upon their receipt in the sale of Safend in September 2011). The financial expenses in 2011 resulted mainly from translation differences accumulated on loans granted to Starling by us and RDC, from expenses incurred in respect of Starling's liability to the Office of the Chief Scientist, and from an increase in the market value of Starling's convertible debentures. (Starling's debentures were fully prepaid in November 2011). The financial expenses in 2010 resulted mainly from interest expenses which resulted from loans granted to us, RDC and Wavion, and from an increase in the market value of Starling's convertible debentures.

Other Expenses (Income), net. Other income, net, amounted to $0.3 million in 2012 compared with other expenses of $9.6 million in 2011 and $3.1 million in 2010. Other income in 2012 resulted primarily from partial consideration received from Enablence debentures (see below) and from a stamp duty provision recorded in past years that was cancelled. This income was partially offset by a provision for contingent liabilities. Other expenses, net, in 2011 resulted mainly from: a $4.1 million impairment charge in respect of our holding in Enablence debentures, due to significant doubt as to Enablence's ability to repay the debentures; a $1.8 million impairment loss in respect of our holding in BPT (it should be noted that in the third quarter of 2011 BPT's board of directors decided to cease its operations); and expenses in the amount of $3.2 million in respect of an inventory write-down recognized by Starling (it should be noted that in 2011 Starling sold its business and its board of directors decided to cease its operations). These expenses were offset by other income, net, resulting primarily from: an approximately $0.4 million gain from the sale of a portion of our holding in GigOptix shares received in the sale of ChipX Inc. in 2009 (the remaining GigOptix shares were sold in the first half of 2012); and an approximately $0.1 million gain from the sale of our holding in EVS. It should be noted that the early adoption of IFRS 9 did not affect the accounting treatment of these financial assets as the events described (BPT's operations being ceased, the sale of GigOptix shares, and the sale of EVS shares) took place prior to the initial application of the standard. Other expenses, net, in 2010 resulted mainly from: an impairment charge in respect of the investment in Impliant which resulted from the decision of Impliant's board of directors to cease its operation; an impairment charge in respect of technology attributable to Wavion; and an inventory write-down recognized by Starling which derived from Starling's decision to stop the development of certain types of systems, the parts of which were recorded as slow moving inventory. The expenses in 2010 were offset by income in the amount of $2.0 million resulting mainly from a payment we received in respect of a settlement agreement over the consideration from the sale of KIT eLearning B.V in 2004.

Taxes on Income (Tax Benefit). In 2012 and 2011, a tax benefit and tax expenses of approximately $0.3 million and $0.6 million respectively were recorded in respect of RDC, mainly as a result of previous years. Tax expenses in 2010 amounted to $6.1 million, and were incurred since RDC's gain from the sale of Medingo exceeded RDC's carryforward losses. Therefore, the gain from such sale required RDC to remit taxes and record current and deferred tax expenses.

 Quarterly Results

The following tables set forth the net results of our operations in the reported periods:

	Year ended	Three months ended
	December 31, 2012	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(millions of $, except per share data)
	Unaudited
Income (Loss) attributable to Elron's shareholders	4.4	(6.2)	3.1	(0.5)	8.0
Income (Loss) per share attributable to Elron's shareholders	0.09	(0.22)	0.09	(0.03)	0.25

	Year ended	Three months ended
	December 31, 2011*	March 31, 2011*	June 30, 2011*	September 30, 2011*	December 31, 2011*
	(millions of $, except per share data)
	Unaudited
Income (Loss) attributable to Elron's shareholders	(8.4)	(4.4)	(6.0)	(7.4)	9.4
Income (Loss) per share attributable to Elron's shareholders	(0.34)	(0.17)	(0.22)	(0.27)	0.3

As previously mentioned, the net gain and loss attributable to our shareholders mainly comprises of: 1. our share in the losses of our group companies, 2. gains and losses from exit transactions, revaluation of investments, and changes in holdings, and 3. corporate operating expenses:**

	Three months ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(millions of $)
	Unaudited
Losses in respect of group companies:
Our share in net losses of group companies	(3.4)	(2.6)	(2.4)	(2.3)
Excess cost amortization	(1.2)	(1.1)	(1.0)	(1.0)
Impairment of investments in group companies and financial assets, net	(0.1)	(1.2)	(0.1)	0.3
Total	(4.7)	(4.9)	(3.5)	(3.0)
Gain (Loss) from exit transactions, changes in holdings, and revaluation of investments (net of tax)	(0.5)	9.5	3.8	12.0
Corporate operating expenses	(1.0)	(1.0)	(0.9)	(1.0)

	Three months ended
	March 31, 2011*	June 30, 2011*	September 30, 2011*	December 31, 2011*
	(millions of $)
	Unaudited
Losses in respect of group companies:
Our share in net losses of group companies	(3.9)	(5.7)	(9.2)	(3.6)
Excess cost amortization	(1.2)	(1.2)	(1.2)	(1.1)
Impairment of investments in group companies and financial assets, net	(0.05)	(0.6)	(1.3)	(4.0)
Total	(5.2)	(7.5)	(11.7)	(8.7)
Gain from exit transactions, changes in holdings, and revaluation of investments (net of tax)	1.6	2.7	4.7	20.8
Corporate operating expenses	(1.0)	(1.0)	(1.0)	(1.8)

* Retroactive adjustment, see "Critical Accounting Policies" above.
** The results summarized in these tables are presented net of non-controlling interest.

Our share in the net losses of group companies. The loss we recorded in the fourth quarter of 2012 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate, Cartiheal and Navitrio which was partially offset by our share in the gain recorded by Given Imaging. The loss we recorded in the fourth quarter of 2011 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Wavion, NuLens, Pocared and BrainsGate, which was partially offset by our share in the gain recorded by Given Imaging.

Excess cost amortization. Excess cost amortization expenses in the fourth quarter of 2012 and 2011 were recorded primarily in respect of excess costs attributed to our holding in Given Imaging.

Impairment charges of investments in group companies and financial assets. In the fourth quarter of 2012, we recorded income in the amount of $0.3 million in respect of partial consideration received from Enablence debentures. In the fourth quarter of 2011, we recorded impairment charges in respect of our investment in Enablence debentures.

Gain (Loss) from exit transactions, changes in holdings, and revaluation of investments. The gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the fourth quarter of 2012 resulted mainly the $8.5 million gain from the sale of Sync-Rx, the approximately $1.7 million gain from an increase in Notal Vision's fair value, and from an approximately $1.2 million gain (net of non-controlling interest) from the liquidation of Starling. These gains were offset by an approximately $1.1 million loss from a decrease in Jordan Valley's fair value. The gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the fourth quarter of 2011 resulted mainly from the $21.4 million gain from the sale of Wavion, and an approximately $0.7 million loss from a decrease in Jordan Valley's fair value.

The following tables summarize our quarterly consolidated statements of profit and loss:

	Year ended	Three months ended
	December 31, 2012	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	Audited	Unaudited
	(millions of $)
Gain (Loss) from disposal and revaluation of group companies, and changes in holdings, net	39.4	(0.5)	16.6	3.8	19.5
Financial income	1.2	0.5	0.4	0.3	0.2
Total income	40.6	0.04	17.0	4.1	19.7
Research and development expenses, net	6.9	1.4	1.7	1.8	1.9
Selling and marketing expenses	0.9	0.1	0.1	0.3	0.3
General and administrative expenses	7.2	1.9	2.3	1.4	1.6
Equity in losses of associates, net	8.3	3.2	1.8	1.6	1.8
Financial expenses	2.1	0.5	1.3	0.2	0.3
Other expenses (income), net	(0.3)	-	0.5	0.01	(0.8)
Total costs and expenses	25.1	7.1	7.7	5.3	5.1
Income (Loss) before taxes on income	15.5	(7.1)	9.3	(1.2)	14.6
Tax benefit	0.3	-	0.1	0.07	0.03
Net income (loss)	15.8	(7.1)	9.4	(1.1)	14.7
Income (Loss) attributable to Elron's shareholders	4.4	(6.2)	3.1	(0.5)	8.0
Income (Loss) attributable to non-controlling interest	11.4	(0.9)	6.3	(0.6)	6.7
Basic and diluted income (loss) per share attributable to Elron's shareholders	0.09	(0.22)	0.09	(0.03)	0.25

	Year ended	Three months ended
	December 31, 2011*	March 31, 2011*	June 30, 2011*	September 30, 2011*	December 31, 2011*
	Audited	Unaudited
	(millions of $)
Income from sales	14.1	4.3	3.9	3.4	2.5
Gain from disposal and revaluation of group companies, and changes in holdings, net	34.6	1.4	2.8	9.6	20.8
Financial income	1.8	0.9	0.9	0.7	0.5
Total income	50.5	6.6	7.6	13.7	23.8
Cost of sales	5.8	1.1	1.6	1.4	1.7
Research and development expenses, net	18.2	4.4	4.7	6.6	2.5
Selling and marketing expenses	5.7	2.0	1.3	1.5	0.9
General and administrative expenses	10.5	2.2	2.4	2.5	3.3
Equity in losses of associates, net	10.3	2.4	3.1	2.9	1.9
Amortization of intangible assets	0.3	0.08	0.08	0.08	0.06
Financial expenses	4.2	0.5	0.6	3.7	0.5
Other expenses (income), net	9.6	(0.3)	1.5	3.9	4.5
Total costs and expenses	64.6	12.4	15.3	22.6	15.4
Income (Loss) before taxes on income	(14.1)	(5.8)	(7.7)	(8.9)	8.4
Taxes on income	0.6	-	-	-	0.6
Net income (Loss)	(14.7)	(5.8)	(7.7)	(8.9)	7.8
Income (Loss) attributable to Elron's shareholders	(8.4)	(4.4)	(6.0)	(7.4)	9.4
Loss attributable to non-controlling interest	(6.3)	(1.4)	(1.7)	(1.5)	(1.6)
Basic and diluted income (loss) per share attributable to Elron's shareholders	(0.34)	(0.17)	(0.22)	(0.27)	0.3

* Retroactive adjustment, see "Critical Accounting Policies" above.

B.Liquidity and Capital Resources

Financial Position

	December 31, 2012	December 31, 2011
	(audited)
	(millions of $)
Total assets in the consolidated statement of financial position	197.1	208.3
Investments in associate companies and assets measured at fair value (including assets held for sale)	136.8	132.4
Other long-term receivables	3.8	5.3
Current assets (excluding assets classified as held for sale)	51.4	65.5
Intangible assets, net	4.9	4.9
Current liabilities	2.9	4.9
Long-term liabilities	9.3	9.3
Total liabilities	12.2	14.2
Equity including non-controlling interest	184.9	194.1

Shareholders' equity attributable to our shareholders at December 31, 2012, was approximately $162.0 million, representing approximately 82% of the total assets as reflected in the Statement of Financial Position, compared with $173.6 million at December 31, 2011, representing approximately 83% of total assets as reflected in the Statement of Financial Position. The decrease in shareholders' equity resulted mainly from the dividend we distributed in July 2012 (for details on the dividend distribution, see below), which was partially offset by the other comprehensive income attributable to shareholders in the amount of $ 3.2 million in 2012.

Consolidated working capital at December 31, 2012 amounted to $48.5 million compared with $60.5 million at December 31, 2011 (excluding financial assets presented as assets held for sale). The decrease in working capital resulted from the dividend distribution in July 2012 (for details on the dividend distribution, see below), as well as from an additional decrease in cash blance due mainly to investments in our group companies, a dividend distribution by RDC to non-controlling interests, and current operating expenses. The decrease was partially offset by the additional consideration received for the sale of Medingo and the consideration received for the sale of Sync-Rx.

With respect to the claim against Elron and others in connection with the sale of the shares of Elscint in 1999, and the provision in our financial statements of an immaterial amount in order to cover the financial resources that may be required of us in order to expunge the claim, if any, see note 15.A to the Financial Statements. The costs in connection with litigating the claim are unknown and there is no certainty as to the amount of financial resources which would be required to order to expunge the claim.

Our, RDC's, and Navitrio's primary cash flows 1

	Year ended		Three months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	Audited		Unaudited
	(millions of $)
Investments in our, RDC's and Navitrio's group companies 2	(17.4)	(35.7)	(1.3)	(7.7)
Proceeds received from disposal of our and RDC's non-current investments	59.1	16.3	15.8	14.6
Raising of our debt	5.0	-	-	-
Repayment of our debt	(1.0)	-	-	-
Raising of RDC's debt3	-	3.2	-	2.2
Repayment of RDC's loans 3	(3.3)	-	-	-
Dividend distributed by Elron	(15.0)	-	-	-
Dividend distributed by RDC 3	(8.9)	-	-	-

1	The amounts presented include RDC's and Navitrio's cash flows in full (100%) in addition to our cash flows, but do not include the cash flows of their subsidiaries.
2	Excluding our investment in RDC and Navitrio, and the consideration transferred from RDC following the transfer of the investment in Kyma to RDC in March 2011.
3	Including Rafael's share only in the loans granted/repaid and the dividend distributed.

Cash balance

Consolidated cash and deposits at December 31, 2012, were approximately $47.5 million compared with $40.1 million at December 31, 2011. At December 31, 2012, our and RDC's cash and deposits were $25.1 and $20.3 million, respectively, compared with $31.1 and $1.9 million, respectively at December 31, 2011.

Uses of cash

The main uses in cash in 2012 were investments and loans to group companies in the amount of $11.3 million by us, $4.2 million by RDC, and $1.9 million by Navitrio. Also, cash was used to distribute a dividend to our shareholders in the amount of $15.0 million, to prepay $1.0 million out of our debt to Silicon Valley Bank, as detailed below, and to pay corporate and RDC's operating expenses, as detailed above under "Operating Results". In addition, in 2012 RDC's cash was used to prepay its entire debt to its shareholders in the amount of $6.5 million, of which our share amounted to $3.25 million (approximately $3.3 million including interest), and to distribute a cash dividend to its shareholders in the amount of approximately $17.8 million, of which our share amounted to approximately $8.9 million.

The main uses of cash in 2011 were investments and loans to our group companies in the amount of $25.3 million by us, $9.8 million by RDC, and $0.5 million by Navitrio. These amounts include the purchase of Pocared shares by us from another shareholder in consideration for approximately $0.9 million, and the purchase of Elbit Systems Ltd.'s entire holding in Starling by us and RDC in consideration for approximately $0.1 million and $0.2 million, respectively. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above under "Operating Results".

Investments in group companies during 2012 and 2011 are detailed in the following table (for additional details see Note 3 in "Item 18 – Financial Statements"):

	Elron1		RDC		Navitrio3
	2012	2011	2012	2011	2012	2011
	(millions of $)
	Audited
Consolidated companies2

Kyma3	-	4.0	2.5	-	-	-
SmartWave	-	-	1.0	0.5	-	-
Cloudyn	-	-	-	-	0.8	0.5
Sync-Rx4	-	-	0.5	0.7	-	-
Starling5	0.2	7.5	0.2	8.6	-	-
Wavion6	-	0.9	-	-	-	-
	0.2	12.4	4.2	9.8	0.8	0.5
Associates and other investments
Brainsgate	4.7	2.4	-	-	-	-
NuLens	2.7	1.0	-	-	-	-
Cartiheal7	2.5	-	-	-	-	-
Notal Vision	1.2	0.3	-	-	-	-
POSE	-	-	-	-	0.6	-
Numbeez	-	-	-	-	0.5	-
Pocared8	-	6.9	-	-	-	-
WhiteWater	-	1.1	-	-	-	-
Safend9	-	0.6	-	-	-	-
Aqwise	-	0.3	-	-	-	-
BPT10	-	0.3	-	-	-	-
	11.1	12.9	-	-	1.1	-
Total investments	11.3	25.3	4.2	9.8	1.9	0.5

1	The amounts exclude our investment in Navitrio in the amounts of $2.5 million and $1.5 million in 2012 and 2011, respectively, and a loan to RDC in the amount of $3.3 million in 2011.
2	These investments do not affect the cash included in the consolidated financial statements.
3	The amounts exclude the consideration transferred from RDC following the transfer of the investment in Kyma to RDC in March 2011.
4	Sold in November 2012.
5	Sold it business in September 2011 and was liquidated in 2012. The amounts include the purchase of Starling shares from the public in 2012 and from Elbit Systems Ltd. in 2011.
6	Sold in November 2011.
7	Our initial investment took place in July 2012.
8	Including the purchase of Pocared shares from another shareholder in 2011.
9	Sold in September 2011.
10	BPT's board of directors decided to cease its operation in the third quarter of 2011.

Subsequent to December 31, 2012 and through the date of the filing of this Annual Report, we invested approximately $1.7 million in Pocared and $1 million in Navitrio and Navitrio invested $0.3 million in Cloudyn.

Proceeds from the disposal of non-current investments

Proceeds we and RDC received from the disposal of non-current investments in 2012 mainly included: proceeds we and RDC received in the amount of $2.7 and $19.9 million, respectively, from our share in the deposit held in connection with the sale of Medingo, and subsequently released; proceeds we and RDC received in the amount of $1.4 abd $14.1 million, respectively, from the sale of Medingo completed in 2010; proceeds RDC received in the amount of $12.7 million from the sale of Sync-Rx; proceeds we received in the amount of $1.9 million from the sale of a portion of our holding and in Aqwise and the repayment of shareholders loans granted to Aqwise; proceeds we received in the amount of $1.3 million from the sale of Wavion completed in 2011; proceeds we received in the amount of $0.9 million from the sale of Wave shares; proceeds we received in the amount of $0.9 million from the sale of our remaining holding in GigOptix shares; proceeds we and RDC received in the amount of $1.3 and $1.5 million, respectively, from the partial repayment of a loan by Starling following its liquidation; and proceeds we and RDC received in the amount of $0.1 and $0.3 million, respectively, from the sale of Sela – Seminconductors Engineering Laboratories Ltd., or SELA, which was completed in 2009. In addition, in consideration of the sale of Sync-Rx, RDC received $3.1 million that was deposited in escrow for a period of 18 months. This amount is presented under "other long-term receivables" in the statement of financial position as of December 31, 2012.

Proceeds we and RDC received from the disposal of non-current investments in 2011 mainly included: proceeds we received in the amount of $14.3 million from the sale of Wavion; proceeds we received in the amount of $1.3 million from the sale of GigOptix shares; proceeds we received in the amount of $0.3 million from the sale of our entire holding in EVS; and proceeds we and RDC received in the amount of $0.1 and $0.3 million, respectively, in respect of the sale of SELA which was completed in 2009. In addition, in consideration of the sale of Wavion, we received approximately $1.9 million which was deposited in escrow for a period of 15 months. This amount is presented under "other accounts receivables" in the statement of financial position as of December 31, 2012.

Raising of debt and credit line

In November 2011, we entered into a definitive agreement with Silicon Valley Bank to receive a $30 million credit line which can be utilized over a period of up to eighteen (18) months. During this period, we will be entitled to draw down loans for periods of up to 3 years from the date of each respective drawdown, at the Wall Street Journal, or WSJ, prime rate of interest plus 0.75% per annum which is paid every three months. We will be able to make early repayment of all the loans without any cost. At the time the credit line is actually utilized, we will pledge shares directly held by us in Given Imaging in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on the average price over the five trading days prior to the calculation) to the amount of credit utilized. Should the ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then we shall either pledge additional Given Imaging shares or repay a portion of the credit utilized in order to maintain a coverage ratio of 3.25, or provide alternative collateral acceptable to the bank.

The credit line was obtained in order to diversify and ensure additional sources of financing towards continued investing in companies held by us and new companies and to finance our ongoing operations.

In April 2012, we drew down $5 million of the facility against a pledge of 1,130,000 shares of Given Imaging, representing approximately 3.6% of Given Imaging as of December 31, 2012 and as of March 10, 2013. The average interest rate and the effective interest rate on the loan during 2012 was 4% per year, as applicable (without taking into account the increase in the consumer price index or the change in the dollar-NIS exchange rate). As of December 31, 2012 and as of March 8, 2013, the coverage ratio was approximately 4.9 and 4.5 respectively.

In August 2012, we repaid $1 million of the facility utilized.

We believe that our existing capital sources will be sufficient to fund our and our subsidiaries’ operations, and to fund any investments we may carry out in existing and new companies for at least the next twelve months.

Dividend

As previously mentioned, in July 2012, we distributed a cash dividend to our shareholders in the amount of $15 million (approximately $0.51 per share). The dividend was distributed as a means for enabling our shareholders to share in our profits and positive operating results.

As previously mentioned, in June 2012, RDC distributed a cash dividend to its shareholders in the amount of approximately $17.8 million. Our share in the dividend amounted to approximately $8.9 million. The balance amount was distributed to Rafael.

Our main group companies' cash flows1

	Cash flows from operating activities for the year ended December 31,		Cash balance as of December 31,		Note in "Item 18 – Financial Statements"
	2012	2011	2012	2011
	(audited)
	(millions of $)
BrainsGate 2	(5.6)	(6.5)	8.7	5.1	3.C.1.b
Given Imaging 2	27.8	19.9	35.4	24.2
Pocared 2	(6.2)	(6.1)	2.0	6.3	3.C.1.a

1	See "Item 4B – Business Overview" for details on the criteria for classifying a group company as a main company.
2	In accordance with U.S. GAAP.

Qualitative and Quantitative Disclosure About Market Risk

Market risks

Market risks relating to our operations result primarily from changes in interest rates, exchange rates, the consumer price index, and equity prices. In addition, we are indirectly exposed to market risks relating to the operations of our group companies. In order to limit our and our subsidiaries' exposure, we and our subsidiaries may enter, from time to time, into various derivative transactions. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure. The handling of financial exposures, formulation of hedging strategy, supervision over, execution and provision of an immediate response to extraordinary developments in the various markets, is under the responsibility of the Chief Financial Officer, who acts in consultation with the Chief Executive Officer and members of the audit committee and the investment committee. An update regarding the implementation of our policy is presented to the members of the audit committee on a quarterly basis. We do not determine the risk management policy for our group companies.We and our subsidiaries did not have material derivatives positions as of December 31, 2012 and December 31, 2011.

Interest Rate Risks. We and our group companies are exposed to market risks resulting from changes in interest rates, relating primarily to our and RDC's loan obligations to banks and deposits. As of the date of filing of this Annual Report, we and RDC do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2012, RDC had no external debt. However, at December 31, 2012 we had a $4.0 million loan from Silicon Valley Bank and $25.0 million unutilized variable interest credit facility. In addition, certain of our group companies have variable interest loans and therefore, an increase in interest rates would result in an increase in their financial expenses and may lead to an increase in our financial expenses as well should we utilize the rest of the credit facility.

The following table sets forth the repayment dates of our and our subsidiaries financial liabilities

Liabilities	2013	2014	2015	2016	No specific repay-ment date	Total	Fair value
	(equivalent to millions of $)
Variable rate ($)	-	-	4.0	-	-	4.0	3.9
Average interest rate			WSJ +0.75%
Variable rate ($)	-	-	-	-	1.0	1.0	1.0
Average interest rate					LIBOR

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

Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded and private companies. At December 31, 2012 we directly and indirectly held shares of publicly traded companies, primarily Given Imaging. Stock prices in the industry of Given Imaging, and of these companies themselves, have historically experienced significant volatility. Changes in the market value of our publicly traded holdings or in the fair value of our private  holdings including holdings accounted for under the equity method of accounting or as financial assets measured at fair value (such as Jordan Valley and Notal Vision) may affect our results of operations and may have a significant effect on our market value. We view the volatility in market price of these companies as part of our ordinary course of business. Based on closing market prices at December 31, 2012, the market value of our and RDC's holdings in public securities was approximately $165.5 million. At December 31, 2012, no instruments were used to hedge the risk of equity price fluctuations. As of March 1, 2013, the market value of our and RDC's holdings in public securities decreased to $149.9 million.

Sensitivity analyses of sensitive financial instruments included in the consolidated financial statements as of December 31, 2012, in accordance with changes in market factors
The following tables describe sensitivity analyses of the fair value of financial instruments held by us and our subsidiaries. The following comments should be considered with regards to the tables below:

1.	The instruments that appear below are not necessarily presented in the financial statements at fair value.
2.	The exchange rates according to which the sensitivity analyses were carried out are the closing rates on the day of calculation.
3.	No sensitivity to the influence of the change in the interest rate on financial assets and liabilities since it is not material.
4.
The 2011 analysis included our subsidiary, Starling (which was liquidated in 2012), whose operating currency (NIS) is different from ours and our other subsidiaries (U.S. Dollar). Accordingly no sensitivity analyses were carried out in relation to the exchange rate in financial instruments held by Starling. It should be noted that the effect of the difference between Starling's currency and our currency is reflected in our shareholders' equity under capital reserves from translation differences.

The following are the sensitivity analyses of the balances as of December 31, 2012:

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	(millions of $)
Current Assets:
Other accounts receivable	0.1	0.01	*	(0.01)	(* )
Cash and cash equivalents	2.7	0.3	0.1	(0.3)	(0.1)
Non- Current Assets:
Other long term receivables	1.0	0.1	0.05	(0.1)	(0.05)
Current liabilities:
Trades payable and other accounts payable	(1.5)	(0.2)	(0.1)	0.2	0.1
	2.3	0.2	0.1	(0.2)	(0.1)

* Negligible influence (or less than $0.01 million.)

Sensitivity test of changes in prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	(millions of $)
Other investments measured at fair value	23.6	2.4	1.2	(2. 4)	(1.2)

The following are the sensitivity analyses of the balances as of December 31, 2011:

A change in the rate of interest of financial instruments would not alter the fair value of significant amounts

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	(millions of $)
Current Assets:
Other accounts receivable	0.2	0.02	0.01	(0.02)	(0.01)
Cash and cash equivalents	4.0	0.4	0.2	(0.4)	(0.2)
Non- Current Assets
Other long term receivables	0.5	0.05	0.02	(0.05)	(0.02)
Current Liabilities Trade payable and other account payable
	(2.9)	(0.2)	(0.2)	0.3	0.2
	1.8	0.2	0.1	(0.2)	(0.1)

Sensitivity test of changes in prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	(millions of $)
Other investments measured at fair value	17.5	1.8	0.9	(1.8)	(0.9)
Assets classified as held for sale	3.2	0.3	0.2	(0.3)	(0.2)
	20.7	2.1	1.1	(2.1)	(1.1)

C.Research and Development

According to our group companies (excluding Given Imaging which does not publish any guidance regarding its R&D expenses), their aggregate projected investment in R&D activities during 2013 will total approximately $41.9 million.

The combined R&D costs of all group companies amounted to approximately $60.2 million in 2011, $72.2 million in 2011 and $78.5 million in 2010. The decrease in R&D costs in 2012 as compared with 2011 resulted mainly from the sale of certain investments, mainly Safend, Wavion and Starling's sale of its business. The decrease in R&D costs in 2011 as compared with 2010 resulted mainly from the sale of certain investments, mainly Medingo, Teledata and Impliant.

Our consolidated R&D costs amounted to $6.9 million in 2012, $18.2 million in 2011 and $18.2 million in 2010. The decrease in consolidated R&D costs in 2012 as compared with 2011 and 2011 was primarily due to the sale of Wavion in November 2011 and Starling's sale of its business in 2011.

D.Trend Information

See "Global Economic Status" and "Venture Capital Industry Status" above.

E. Off- Balance Sheet Arrangements

There are no off-balance sheet transactions.

F. Tabular Disclosure of Contractual Obligations

At December 31, 2012, we and our subsidiaries had material contractual obligations which are expected to affect our consolidated cash flow in future periods, which included lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (the following amounts include predicted accrued interest and are presented in millions of $):

Type of Obligation	2013	2014	2015	2016	2017	Total

Loan from banks and others	0.2	0.2	4.0	-	-	4.4
Leases	0.5	0.4	0.4	0.2	-	1.5

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

As of the date of filing of this Annual report, our executive officers and directors are as follows:

Directors

Name	Age	Position

Arie Mientkavich (5) (6)	70	Chairman of the board of directors

Gad Arbel (1) (2) (3) (5)	64	External Director

Avraham Asheri (1) (5)	75	Director

Prof. Gabi Barbash	63	Director

Rona Dankner(7)	29	Director

Amiram Erel (5) (6)	65	Director

Dori Manor (5) (6) (7)	45	Director

Arie Ovadia (1) (3) (4) (5)	64	Director

Ehud Rassabi (1) (2) (3) (5)	59	External Director

Hadar Udler (6)	40	Director

Executive Officers Name	Age	Position

Ari Bronshtein	43	Chief Executive Officer

Yaron Elad	35	Vice-President & Chief Financial Officer

Gadi Veinrib	34	Vice-President

(1)	Member of our audit committee.
(2)	External director under the Israeli Companies Law.
(3)	Independent Director under the Israeli Companies Law.
(4)	Designated "financial expert" under the Sarbanes-Oxley Act of 2002.
(5)	Designated "financial expert" under the Israeli Companies Law.
(6)	Director or officer of IDB Holding Corporation, or IDBH, IDBD and/or DIC.
(7)	Rona Dankner is the daughter of Nochi Dankner, and Dori Manor is the son of Isaac and Ruth Manor. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders."

Arie Mientkavich joined Elron as Chairman of the board of directors in January 2007. He has served as deputy chairman of the board of IDBH since May 2006 and as also serves as chairman of the board of RDC, and as a director of Given Imaging, and NuLens. Since July 2006, he has also served as the deputy chairman of the board of Gazit Globe Ltd. and chairman of the board of Gazit Globe Israel (Development) Ltd and subsidiaries or affiliates thereof including as chairman of the board of directors of A.Drori Ltd. and as a director of Ronson Europe, BV. From November 1997 to January 2006, Mr. Mientkavich served as chairman of the board of Israel Discount Bank Ltd. and several of its major subsidiaries which includes the Israel Discount Bank of NY and the Mercantile Discount Bank. From 1987 to 1997, he served as active chairman of the board of the Israel Securities Authority, the Israeli equivalent of the SEC. From 1979 to 1987, Mr. Mientkavich served as general counsel to the Israeli Ministry of Finance. During the years 1972 through 1979, he served in a number of positions in the Israeli Ministry of Finance. Mr. Mientkavich was also a member of the board of the Israel Land Administration and of El Al Israel Airlines. Mr. Mientkavich is chairman of the board of trustees of the Academy of the Quality of Government Movement (the "Movement") in Israel, and was honored with the award of Knight of Quality Government in 1995 by the Movement. He is also chairman of the Public Council of Yad Sarah, a voluntary organization in the field of humanitarian support of public health. In addition, Mr. Mientkavich serves as chairman of the Public Committee, in conjunction with the Yad VeShem Holocaust Center, for the documentation of the contribution of the Holocaust Survivors to the Establishment of the State of Israel and has been active in the organization of the annual March of the Living to the concentration camps. In addition, Mr. Mientkavich is a member of each of the Licenses Committee and Advisory Committee of the Bank of Israel and serves on the Advisory Board of the Israel Defense College. Mr. Mientkavich holds degrees in Political Science and in Law from The Hebrew University of Jerusalem, and was admitted to the Israeli Bar in 1972.

Gad Arbel joined Elron as an external director in October 2008 and was reappointed as an external director for a second three year term in 2011. He serves as Chairman of our audit committee since December 2010 and as Chairman of our financial statements committee and compensation committee as well as a member of our investment committee . Mr. Arbel provides consulting services in the economic financial field and serves as an outside director and member of the investment committee at Psagot Mutual Funds (2005) Ltd. Mr. Arbel also serves as a director and chairman of the audit committee of the Managing Association of the Compulsory Vehicle Insurance (the Pool) Ltd., as a member of the Administrative Committee of the Veteran Pension Funds of Israel and as a member of the Board of the College of Management Academic Studies. Mr. Arbel has also served as: director and chairman of the Compliance Committee of the Israel Discount Bank of New York (from 2006-2008); director of Discount Bancorp (from 2007-2008); and director and chairman of the audit committee of the Israel Discount Bank Ltd. (from 2001-2007). From 1997-2001, Mr. Arbel served as a vice president and member of the executive management of the United Mizrachi Bank, heading the Capital Market and Investments Division responsible for, among other things, the departments of securities, provident funds, deposits and savings, private banking and capital market subsidiaries. From 1988-1992, Mr. Arbel served as the Commissioner of Capital Market, Insurance and Savings in the Ministry of Finance of the State of Israel; and from 1983-1987, served in New York as the Chief Fiscal Officer of the Government of Israel for the Western Hemisphere. Mr. Arbel has a B.A. in Economics and an M.B.A., each from the Hebrew University of Jerusalem, Israel.

Avraham Asheri joined Elron as a director in December 1999. He serves as a member of our audit committee and financial statements committee, Chairman of our investment committee served as Chairman of our audit committee until December 2010. He is an economic and financial advisor. Mr. Asheri.  is a member of the boards of directors of Elbit Systems Ltd., Koor Industries Ltd. and Radware Ltd. Mr. Asheri was the president and chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as senior executive vice president and as a member of its management committee, Mr. Asheri held the position of director general of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including managing director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a Bachelors degree in Economics and Political Science from The Hebrew University of Jerusalem.

Prof. Gabi Barbash joined Elron as a director in May 2003. Since 1999, Prof. Barbash has been director general of the Tel-Aviv Sourasky Medical Center, and between 2000 and 2003, he served as chairman of the board of directors of Teuza Venture Capital Fund. Between 1998 and 2000, Prof. Barbash was the chairman of the Israeli National Transplant Center. Between 1996 and 1999, Prof. Barbash served as the director general of the Israeli Ministry of Health. From 1995 to 1998, Prof. Barbash was a member of the Scientific Committee of the Interdisciplinary Center for Technological Analysis and Forecasting at Tel Aviv University. Prof. Barbash was the director general of the Sourasky Medical Center from 1993 and 1996. In addition, from 1986 to 1993, Prof. Barbash was the deputy director of the Sheba Medical Center and from 1990 to 1993, he was director of the Rehabilitation Hospital of the Sheba Medical Center. Prof. Barbash is a director of Clal Biotechnology Ltd. and director of the start-up "Oplon". Prof. Barbash holds an M.D. degree from The Hebrew University of Jerusalem, Hadassah Medical School and a Masters degree in Public Health from Harvard University.

Rona Dankner joined Elron as a director in October 2008. Ms. Dankner serves also as a director of Property & Building Corporation Ltd. During the period from January 2008 until September 2010, Ms. Dankner served as Portfolio Companies Liaison at DIC, a role which entailed direct involvement in the activities of DIC's portfolio companies and collaboration with senior management in ongoing strategic, marketing and financial activities and projects. In this capacity, Ms. Dankner collaborated with management at Koor Industries Ltd. in monitoring portfolio companies and investment opportunities. Ms. Dankner has a B.A. in Business Administration from the Interdisciplinary Center in Herzliya, Israel and is currently a student of Shenkar High College of Engineering and Design.

Amiram Erel served as the Chairman of our board of directors from November 1999 through January 2007 and continues to serve as a director of Elron. He also served as our Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President and Chief Executive Officer of DIC since June 2001. Mr. Erel is Chairman of the board of directors of Cellcom Israel Ltd. and served as Chairman of the board of directors of Netvision Ltd until December 2011 and as Chairman of the Board of Directors of Koor Industries Ltd until November 2011. Mr Erel serves as Vice-Chairman of Makhteshim - Agan Industries Ltd. Since September 2009 through September 2011, Mr. Erel has served as Chairman of the Israel Export & International Cooperation Institute; while from January 2005 through January 2009, he served as Chairman of the executive committee of the Manufacturers Association of Israel. Mr. Erel holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.

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

Dr. Arie Ovadia joined Elron as a director in March 2007. He serves as a member of our investment committee, and as of December 2011, as a member of our audit committee and financial statements committee. He also serves a member of our compensation committee. In December 2011, Dr. Ovadia was approved by the board of directors as having the qualifications of an Independent Director under Israeli law. He serves as Chairman of Giron Development & Building Ltd., Destiny Holdings (1993) Ltd., Teva Naot Distribution Ltd., Naot Shoes Cooperative Agriculture Society For Business Ltd., Nadlan.com Israel Ltd. and Peer Stream Ltd. He is a Managing Partner of Shamrock Israel Growth Fund Advisor Ltd. He is a director of Discount Bank Ltd., Shamrock Cinema City Ltd., Destiny Investment 1993 Ltd., Destiny Assets 1991 Ltd., Israel Petrochemical Ltd., Strauss Group Ltd., Skylex Corporation Ltd., Compugen Ltd., Carmel Olefins Ltd., I.Q.S Shalev Ltd., (previously served as chairman), E.Q.S. Hydraulic Ltd., Maztech Tecnologies Ltd., Maxtech Networks Communication Ltd., Mantisvision Ltd.,  VyryaNet Ltd., Adams Market G.M. Ltd., A.A. Consultants Ltd., A.A. Adav Consultants and Managing 2007 Ltd., Aantz Consultants Ltd., Binyamin Ovadia Consultants 2007 Ltd G. I. Tech Ltd. and Oil Refineries Ltd. He holds a B.A. in Economics and an M.B.A from Tel Aviv University. He also holds a Ph.D. in Economics from the University of Pennsylvania, Wharton School.

Ehud Rassabi joined Elron as a director in March 2012. He serves as a member of our audit committee, financial statements committee, investment committee and compensation committee. Mr. Rassabi is an accountant and provides expert opinions in the fields of economics, class actions, valuations and mediations. Mr. Rassabi served as Chief Executive Officer of Emed Real Estate Development and Investments Ltd. until March 2011. He serves as an external director of Electra Ltd., Bank Yahav for State Employees, Goldbond Group Ltd., Harel Finance, Securities & Trade Ltd. and Israeli News Company Ltd. Mr. Rassabi is past Chairman and currently Honorary President of Israeli-Japan Friendship Society and Chamber of Commerce and is honorary Consul of the Social Democratic Republic of Sri Lanka. Mr. Rassabi serves as Chairman of Ilan – Israeli Foundation for Handicapped Children (on a voluntary basis), Chairman (on a voluntary basis) of the audit committee of the Society for the Friends of Tel Aviv University and President of Lahav Office of Self employed and Businesses in Israel ((on a voluntary basis) . Mr. Rassabi holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University.

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

Ari Bronshtein has served as Chief Executive Officer of Elron since June 2010 after serving as co-Chief Executive Officer of Elron since May 2009. Mr. Bronshtein serves as a director of RDC, Given Imaging and Pocared. From March 2006 to April 2009, Mr. Bronshtein served as a director of Elron. In January 2006, Mr. Bronshtein joined DIC as vice president. From 2004 to 2005, Mr. Bronshtein served as vice president and head of the Economics and Business Development division of Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Bronshtein currently serves as a director of CellCom Israel Ltd. and other companies within the IDB group. Mr. Bronshtein holds a Bachelors degree in Finance and Management and a Masters degree in Finance and Accounting, both from Tel Aviv University.

Yaron Elad joined Elron in July 2007 as Comptroller and in January 2010 was appointed as Vice President and Chief Financial Officer. From 2001 to 2007, Mr. Elad worked for BDO Israel, a leading Israeli auditing firm, as manager in the auditing and technical department. Mr. Elad serves on the board of directors of RDC, Navitrio, Cloudyn and Jordan Valley Semiconductors. From 2001 to 2007, Mr. Elad was a lecturer at Tel Aviv University and other academic institutions. In addition, Mr. Elad lectured at The Institute of Certified Public Accountants in Israel and various Israeli government ministries. Mr. Elad holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University (cum laude) and a Masters of Science degree in Finance from Tel Aviv University. Mr. Elad has been a licensed CPA in Israel since 2004.

Gadi Veinrib joined Elron in December 2011 as Vice- President. Mr Veinrib is a director of Navitrio, Cloudyn, Pose and Numbeez. Prior to joining Elron, Mr. Veinrib worked for DIC from 2006, serving as Executive Assistant to the President and Chief Executive Officer of DIC and Chairman of the board of directors of Cellcom Israel Ltd. Mr. Veinrib also served as director of NetVision Ltd. and Nana 10 as well as a director of other companies within the DIC group of companies. Mr. Veinrib holds a Bachelor of Arts degree in Economics from Tel Aviv University.

B.Compensation

During the year ended December 31, 2012, we paid aggregate remuneration of approximately $933,000 to our directors and officers as a group who served in the capacity of director or executive officer during such year. See "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions" regarding compensation of directors who are controlling shareholders. This does not include payments by DIC to officers of the Company employed by DIC as part of the Services Agreement (see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions").

The following table sets forth the approximate aggregate compensation paid by us during the fiscal year ended on December 31, 2012 to all of our directors and officers.

Cash and Cash-Equivalent Forms of Compensation (in thousands of U.S. $)
Salaries, Fees, Directors' Fees, Commissions and Bonuses
2012(1) (2)
All Directors as a group, consisting of 10 persons as of December 2012	933
All Officers as a group,	-

(1) Does not include payments by DIC to officers of the Company employed by DIC as part of the Services Agreement.

(2) See below –"Payments paid during the period of this Annual Report to the five highest salary recipients amongst our and our subsidiaries officers ".

The salary of our officers and the rest of the staff working for us, with the exception of the salary of the Chairman of our board of directors (and with the exception of special bonuses to officers and staff members as aforesaid), is not paid by us but by DIC. In accordance with the Services Agreement with DIC (see "Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders"), we may grant special bonuses to our officers and other staff working for us and who are employed by DIC. For the purpose of reviewing the remuneration terms of our officers, including the compensation and the level of the bonus paid to them and for the purpose of reviewing the remuneration terms (not including discretionary bonus) of our chairman, the board of directors has determined criteria on the basis of which the remuneration terms will be examined. Pursuant to the resolution of our board of directors, it is a presumption that for so long as no material change has occurred in the position or functioning of the officer during the year, his/her current employment terms are fair and reasonable.

In light of the global economic status, our chairman of the Board of Directors and the executive officers have decided to waive a portion of their compensation for a period of one year commencing September 2012. As part of this, the monthly compensation waived by the chairman of the board of directors amounts to 25% of the total monthly cost of his employment, and the monthly compensation waived by our CEO and vice presidents (whose compensation is paid by DIC under the Services Agreement) amounts to 10%-15% of the total monthly cost of their employment.

The following are the  criteria mentioned:

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

Compensation of Officers and Directors

Under a recent amendment to the Israel Companies Law ("Amendment No. 20"), which recently came into effect, new procedures relating to the approval of executive compensation and the formulation of compensation policies were adopted.

Pursuant to Amendment No. 20, Israeli public companies are required to establish a compensation committee. In addition, they are required to adopt a policy by no later than August 12, 2013 (i.e. within nine months from the date on which the amendment became effective) regarding the compensation and terms of employment of their directors and officers.

Pursuant to Amendment No. 20, the compensation policy must be approved by a company's board of directors after considering the compensation committee's recommendations. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following: (i) the majority should include at least a majority of the shares of the voting shareholders who are non controlling shareholders or do not have a personal interest in the approval of the compensation policy (abstentions shall not be taken into account), or (ii) the total number of votes against the proposal among the disinterested shareholders does not exceed 2% of the voting rights in the company. The Israeli Companies Law provides that the compensation policy must be re-approved every three years, in the manner described above.

Amendment No. 20 also introduced new procedures for the approval of compensation arrangements with officers and directors of Israeli public companies, including a requirement to obtain shareholders' approval for any transaction with an "office holder" (as defined below in "Item 10 – Additional Information – Memorandum and Articles of Association") with respect to such office holder's compensation arrangements and terms of engagement, if they are not in accordance with the company's compensation policy, and for any transaction with our CEO with respect to its compensation arrangements.

On December 7, 2012, in accordance with Amendment No. 20, our board of directors established a compensation committee comprising the external directors, Messrs. Gad Arbel and Ehud Rassabi, and our independent director, Dr. Arie Ovadia. Mr. Gad Arbel was appointed as Chairman of the Compensation Committee. As of the date of filing this Annual Report, we have not yet adopted a compensation policy.

The Chairman of the Board, Mr. Arie Mientkavich

Without derogating from discussions held in the past by the relevant corporate organs at the time the employment terms of the chairman of the board were approved (our audit committee, board of directors and general meeting of shareholders), in light of the legal position issued by the Israeli Securities Authority staff dated February 13, 2011, our board of directors held a discussion regarding the chairman’s employment terms and the connection between the overall compensation he received during 2012, as specified below, and his contribution during 2012, prior to the approval of our annual reports.

Below is our board of directors' review of the compensation that our chairman, Mr. Arie Mientkavich, received during the period covered by this Annual Report, pursuant to Regulation 21 of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

During the period covered by this Annual Report, Mr. Arie Mientkavich, who is employed on a part-time basis (50%) since January 2007, was entitled to a monthly salary, social benefits and related benefits as customary, loss of earning capacity insurance, and accommodation expenses. In addition, in 2007 we allotted Mr. Mientkavich 120,000 non-tradable options (which have already expired) under our option plan. Mr. Mientkavich also holds options to purchase shares and restricted share units of Given Imaging, granted to him in his capacity as a director of Given Imaging.

In February 2012, our shareholders (following approval of our audit committee and our board of directors) approved the granting of phantom options of Pocared namely the right to receive the benefit of the increase in value of certain of our Pocared shares, to Mr. Mientkavich from our Pocared shares, valued at $132,000 as of grant date. The options were granted in lieu of a bonus for the year 2010 in the amount of approximately $334,000 which was approved by our audit committee and board of directors, but ultimately not presented to our shareholders for approval and not paid. During 2012, there was a decrease in the value of the phantom options in the amount of $14,000.

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

        The conclusions of the board of directors were that the Chairman's compensation in 2012 was fair and reasonable, inter alia, considering the following: the chairman's activity and contribution to us and to our business, considering his experience (including current positions and positions that he has filled in the past), his qualifications, and his contribution to our achievements, which in 2012 included the sale of Sync Rx, a portion of our holdings in Aqwise and receipt of additional consideration for the sale of Medingo while recording profits, and also contributions to ongoing activities, and management of existing investments which have advanced significantly in the development of their businesses; the level of responsibility related to the position of chairman. Additionally, most of the compensation paid in 2012 consisted of the fixed salary of the Chairman and the associated conditions, which are in accordance with his employment agreement as approved by our audit committee, board of directors and shareholders.

According to the evaluation of our board of directors, taking into account, all of the abovementioned factors, the aggregate compensation of the Chairman as detailed below, reflects his contribution to us and is fair and reasonable.

Payments paid during the period of covered by this Annual Report to the five highest salary recipients amongst our and our subsidiaries' officers

The following are the details required according to Israeli Securities Law regulations regarding compensation paid, to the best of our knowledge, to the five highest salary recipients amongst our and our subsidiaries' officers.

Of the five highest salary recipients among our and our subsidiaries' senior officers, all five are officers at Given Imaging Resolutions regarding the remuneration terms of officers at Given Imaging are made by the authorized corporate organs of Given Imaging.

Information on recipient	Compensation for services (thousands of $)	Total
Name	Position	Date of employ-ment	Type of Position	Share-holdings (Fully diluted)	Salary	Bonus	Share-based payments	Manage-ment fee
Nahum (Homi) Shamir	Chief Executive Officer and President of Given Imaging	April, 2006	100%	-	469 (1)	531(2)	876 (3)	-	1,876
Yuval Yanay	Chief Financial Officer of Given Imaging	August, 2005	100%	-	452 (4)	288 (5)	369(6)	-	1,109
Skip Baldino	President of Given USA	June 2010	100%	-	354(7)	198(8)	274(9)	-	826
Ori Braun	VP Business Development	October 2006	100%	-	334 (10)	180 (11)	272(12)	-	786
Kevin Rubey	Chief Operating Officer at Given Imaging	June, 2001	100%	-	361 (13)	234(14)	187(15)	-	782

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

Information on recipient	Compensation for services (thousands of $)	Total
Name	Position	Date of employ-ment	Type of Position	Shareholdings (Fully diluted)	Salary	Bonus	Share-based payments	Manage-ment fee
Arie Mientkavich	Chairman of the Board of the Company	January ,2007	50%		527 (16)	- (17)	73 (17), (18), (19)	-	600
Ari Bronshtein	Chief Executive Officer	May, 2009 (20)	(20)	-	421 (21)	-	-	-	421
Yaron Elad	Vice President and Chief Financial Officer	May, 2009 (22)	100% (22)	-	210 (23)	-	-	-	210

(1)
The amount paid by Given Imaging includes all of the following components: 12 monthly salaries of NIS 137,000 each (approximately $37,000), social benefits and related benefits, as customary in the United States, health insurance and car allowance. The engagement between the parties shall terminate 24 months after the date on which either party shall provide the other written notice of his desire to terminate the engagement according to the employment agreement.

(2)
The amount of the bonus for 2012 (the “Annual Bonus”) was determined in accordance with the bonus plan for 2012 for the officer, which was approved at the beginning of the same year by the compensation committee, the audit committee and the board of directors of Given Imaging. According to the bonus plan, a target amount was predetermined for the officer in respect of 2012, which is equal to 150% of his total current salaries in this year. The Annual Bonus for the officer was dependent upon two components as specified below, the weight of each component being expressed as a certain percentage of the said target amount. Most of the Annual Bonus was dependent upon the component of achieving certain pre-determined sales and net profit targets for Given Imaging on a consolidated basis in 2012, which are expressed in a matrix method according to various possible combinations between sales and profit as aforesaid, and could range between 50% and 200% of the weight of such component in the bonus plan, according to the extent of achievement of such targets, whilst in the event that the sales level or net profit level is lower than a certain pre-determined minimum threshold, no bonus will be paid in respect of this component. The balance of the Annual Bonus was dependent upon the component of achieving certain predetermined personal targets for the officer in accordance with his areas of responsibility, some of which are measurable (such as fulfillment of certain predefined tasks) and some qualitative (such as general level of performance) according to the evaluation of Given Imaging’s board of directors. Based on all of the components of the said bonus plan, the Annual Bonus for the officer could reach up to a maximum sum of approximately 200% of the total current salaries of the officer in 2012. The calculation and amount of the actual Annual Bonus were also approved by the compensation committee, the audit committee and the board of directors of Given Imaging, and are subject to the approval of its general meeting, which is expected to be held in May 2013.

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

(g)
In May 2012, Given Imaging allotted to Mr. Shamir 35,000 restricted share units, 50% of which are locked-up for up to two years and 25% for up to three and four years, respectively, from the allotment date.

The amount indicated in the “Share-Based Payments” column represents the expense recorded by Given Imaging in its financial statements for 2012, according to accounting standard IFRS 2, in respect of the grant of options and restricted share units to Mr. Shamir, as specified above.

(4)
The amount paid by Given Imaging includes all of the following components: 12 monthly salaries, 90% linked to the consumer price index (as of December 2012 – NIS 118,000 (approximately $32,000)), social benefits and related benefits, as customary, and loss of earning capacity insurance. The engagement between the parties shall terminate 12 months after the date on which either party shall provide the other written notice of his desire to terminate the engagement according to the employment agreement.

(5)
The amount of the bonus for 2012 (the “Annual Bonus”) was determined in accordance with the bonus plan for 2012 for the officer, which was approved at the beginning of the same year by the compensation committee, the audit committee and the board of directors of Given Imaging. According to the bonus plan, a target amount was predetermined for the officer in respect of 2012, which is equal to 100% of his total current salaries in this year. The Annual Bonus for the officer was dependent upon two components as specified below, the weight of each component being expressed as a certain percentage of the target amount. Most of the Annual Bonus was dependent upon the component of achieving certain pre-determined sales and net profit targets for Given Imaging on a consolidated basis in 2012, which were expressed in a matrix method according to various possible combinations between sales and profit as aforesaid, and could range between 50% and 200% of the weight of such component in the bonus plan, according to the extent of achievement of such targets, while in the event that the sales level or net profit level were lower than a certain pre-determined minimum threshold, no bonus would be paid in respect of this component. The balance of the Annual Bonus was dependent upon the component of achieving certain personal targets predetermined for the officer in accordance with his areas of responsibility, some of which are measurable (such as fulfillment of certain predefined tasks) and some qualitative (such as general level of performance) according to the evaluation of Given Imaging’s CEO. Based on all of the components of the said bonus plan, the Annual Bonus for the officer could reach up to a maximum sum of approximately 170% of the total current salaries of the officer in 2012. The calculation and amount of the actual Annual Bonus were also approved by the compensation committee, the audit committee and the board of directors of Given Imaging.

(6)	In his capacity as CFO of Given Imaging, Given Imaging allotted to Mr. Yanai stock options as well as restricted share units under its option plan and restricted share unit grant plan, as follows:

(a)
In March 2007, Given Imaging allotted to Mr. Yanai options for the purchase of 65,000 ordinary shares of Given Imaging at an exercise price of $20.74 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until March 2014.

(b)
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

(c)
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

(e)
In May 2011, Given Imaging allotted to Mr. Yanai 24,000 restricted share units, 50% of which are locked-up for up to two years and 25% for up to three and four years, respectively, from the allotment date.

(f)
In March 2012, Given Imaging allotted to Mr. Yanai 10,000 restricted share units, 50% of which are locked-up for up to two years and 25% for up to three and four years, respectively, from the allotment date.

The amount indicated in the “Share-Based Payment” column represents the expense recorded by Given Imaging in its financial statements for 2012, according to accounting standard IFRS 2, in respect of the grant of options and restricted share units to Mr. Yanai, as specified above.

(7)
The amount includes all of the following components: 12 monthly salaries of NIS 104,000 each (approximately $28,000), social benefits and related benefits as customary in the United States, health insurance and car allowance. The engagement between the parties shall terminate 6 months after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(8)
The amount of the bonus for 2012 (the “Annual Bonus”) was determined in accordance with the bonus plan for 2012 for the officer, which was approved at the beginning of the same year by the compensation committee, the audit committee and the board of directors of Given Imaging. According to the bonus plan, a target amount was predetermined for the officer in respect of 2012, which is equal to 60% of his total current salaries in this year. The Annual Bonus for the officer was dependent upon three components, the weight of each component being expressed as a certain percentage of the said target amount. Most of the Annual Bonus was dependent upon the component of achieving certain target sales in the Americas and could reach 110% of the weight of such component in the bonus plan. In the event that the sales level is lower than a certain pre-determined minimum threshold, no bonus will be paid in respect of this component. The rest of the bonus was dependent upon the component of achieving certain predetermined personal targets for the officer in accordance with his areas of responsibility, some of which are measurable (such as fulfillment of certain predefined tasks) and some qualitative (such as general level of performance) according to the evaluation of Given Imaging’s board of directors. Based on all of the components of the said bonus plan, the Annual Bonus for the officer could reach up to a maximum sum of approximately 110% of the total current salaries of the officer in 2012. The calculation and amount of the actual Annual Bonus were also approved by the compensation committee, the audit committee and the board of directors of Given Imaging.

(9)
In his capacity as President of the subsidiary of Given Imaging in the United States, Given Imaging allotted to Mr. Baldino restricted share units under its restricted share unit grant plan, as follows:

(a)
In June 2010, Given Imaging allotted to Mr. Baldino 25,000 restricted share units, 50% of which are locked-up for up to two years and 25% for up to three and four years, respectively, from the allotment date.

(b)
In February 2011, Given Imaging allotted to Mr. Baldino 10,000 restricted share units, 50% of which are locked-up for up to two years and 25% for up to three and four years, respectively, from the allotment date

(c)
In March 2012, Given Imaging allotted to Mr. Baldino 15,000 restricted share units, 50% of which are locked-up for up to two years and 25% for up to three and four years, respectively, from the allotment date

The amount indicated in the “Share-Based Payment” column represents the expense recorded by Given Imaging in its financial statements for 2012, according to accounting standard IFRS 2, in respect of restricted share units to Mr. Baldino as specified above.

(10)
The amount includes all of the following components: 12 monthly salaries of NIS 97,000 each (approximately $26,000), social benefits and related benefits as customary in the United States, health insurance and car allowance. The engagement between the parties shall terminate 6 months after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(11)
The amount of the bonus for 2012 (the “Annual Bonus”) was determined in accordance with the bonus plan for 2012 for the officer, which was approved at the beginning of the same year by the compensation committee, the audit committee and the board of directors of Given Imaging. According to the bonus plan, a target amount was predetermined for the officer in respect of 2012, which is equal to 70% of his total current salaries in this year. The Annual Bonus for the officer was dependent upon two components, the weight of each component being expressed as a certain percentage of the said target amount. The rest of the Annual Bonus was dependent upon the component of achieving certain predetermined personal targets for the officer in accordance with his areas of responsibility, some of which are measurable (such as fulfillment of certain predefined tasks) and some qualitative (such as general level of performance) according to the evaluation of Given Imaging’s board of directors. Based on all of the components of the said bonus plan, the Annual Bonus for the officer could reach up to a maximum sum of approximately138%% of the total current salaries of the officer in 2012. The calculation and amount of the actual Annual Bonus were also approved by the compensation committee, the audit committee and the board of directors of Given Imaging.

(12)
In his capacity as Director of Business Development, Given Imaging allotted to Mr. Ori Braun stock options as well as restricted share units restricted share units under its option plan and restricted share unit grant plan, as follows:

(a)
In October 2006, Given Imaging allotted to Mr. Braun options for the purchase of 80,000 ordinary shares of Given Imaging at an exercise price of $19.85 per share. Mr. Braun is entitled to exercise 50% of the options after two years and 25% of the options at the end of the third and fourth years, respectively, from the date of grant and they are exercisable until October 2013.

(b)
In March 2007, Given Imaging allotted to Mr. Braun options for the purchase of 30,000 ordinary shares of Given Imaging at an exercise price of $20.74 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until March 2014.

(c)
In February 2008, Given Imaging allotted to Mr. Braun options for the purchase of 40,000 ordinary shares of Given Imaging at an exercise price of $16.04 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until February 2015.

(d)
In February 2009, Given Imaging allotted to Mr. Braun options for the purchase of 45,000 ordinary shares of Given Imaging at an exercise price of $8.20 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until February 2015.

(e)
In February 2010, Given Imaging allotted to Mr. Braun 21,000 restricted share units, 50% of which are locked-up for up to two years and 25% for up to three and four years, respectively, from the date of allotment thereof.

(f)
In February 2011, Given Imaging allotted to Mr. Braun 15,750 restricted share units, 50% of which are locked-up for up to two years and 25% for up to three and four years, respectively, from the allotment date.

(g)
In March 2012, Given Imaging allotted to Mr. Braun 12,000 restricted share units, 50% of which are locked-up for up to two years and 25% for up to three and four years, respectively, from the allotment date

The amount indicated in the “Share-Based Payment” column represents the expense recorded by Given Imaging in its financial statements for 2012, according to accounting standard IFRS 2, in respect of restricted share units to Mr. Braun as specified above.

(13)
The amount includes all of the following components: 12 monthly salaries of NIS 106,000 each (approximately $28,000), social benefits and related benefits as customary in the United States, health insurance and car allowance. The engagement between the parties shall terminate 6 months after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(14)
The amount of the bonus for 2012 (the “Annual Bonus”) was determined in accordance with the bonus plan for 2012 for the officer, which was approved at the beginning of the same year by the compensation committee, the audit committee and the board of directors of Given Imaging. According to the bonus plan, a target amount was predetermined for the officer in respect of 2012, which is equal to 100% of his total current salaries in this year. The Annual Bonus for the officer was dependent upon two components, the weight of each component being expressed as a certain percentage of the said target amount. Most of the Annual Bonus was dependent upon the component of achieving certain predetermined sales targets and net profit targets for Given Imaging on a consolidated basis in 2012, which are expressed in a matrix method according to various possible combinations between sales and profit as aforesaid whilst in the event that the sales level or net profit level is lower than a certain pre-determined minimum threshold, no bonus will be paid in respect of this component. The rest of the Annual Bonus was dependent upon the component of achieving certain predetermined personal targets for the officer in accordance with his areas of responsibility, some of which are measurable (such as fulfillment of certain predefined tasks) and some qualitative (such as general level of performance) according to the evaluation of Given Imaging’s board of directors. Based on all of the components of the said bonus plan, the Annual Bonus for the officer could reach up to a maximum sum of approximately 200% of the total current salaries of the officer in 2012. The calculation and amount of the actual Annual Bonus were also approved by the compensation committee, the audit committee and the board of directors of Given Imaging

(15)	In his capacity as COO of Given Imaging, Given Imaging allotted to Mr. Rubey stock options as well as restricted share units under its option plan and restricted share unit grant plan, as follows:

(a)
In March 2007, Given Imaging allotted to Mr. Rubey options for the purchase of 65,000 ordinary shares of Given Imaging at an exercise price of $20.74 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until March 2014.

(b)
In February 2008, Given Imaging allotted to Mr. Rubey options for the purchase of 65,000 ordinary shares of Given Imaging at an exercise price of $16.04 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof, and they are exercisable until February 2015.

(c)
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

(e)
In February 2011, Given Imaging allotted to Mr. Rubey 10,000 restricted share units, 50% of which are locked-up for two years and 25% for up to three and four years, respectively from the allotment date.

(f)	In March 2012, Given Imaging allotted to Mr. Rubey 7,500 restricted share units, 50% of which are locked-up for two years and 25% for up to three and four years, respectively from the allotment date.

The amount indicated in the “Share-Based Payment” column represents the expense recorded by Given Imaging in its financial statements for 2012, according to accounting standard IFRS 2, in respect of the grant of options and restricted share units to Mr. Rubey, as specified above.

(16)
The amount includes all of the following components: 12 monthly salaries, such that the salary is linked to the consumer price index and is updated accordingly once every 3 months (as of December 2012 – NIS 129,000 per monthly salary (approximately $35,000)), social benefits and related benefits, as customary, loss of earning capacity insurance and accommodation expenses. In May 2007, our shareholders approved (following approval by our audit committee and board of directors) the engagement in an agreement with Mr. Arie Mientkavich for his employment as the Chairman of the board commencing January 8, 2007. According to the agreement, Mr. Mientkavich will be employed on a part-time (50%) basis. The engagement between the parties shall terminate 3 months after the date on which either party shall provide the other written notice of his desire to terminate the engagement according to the employment agreement. According to the employment agreement, the grant of an annual bonus as well as options of ours to the Chairman is at the discretion of the board of directors, in an amount to be determined by the board of directors, and subject to the approval of our shareholders. Commencing from September 2012, Mr. Mientkavich waived 25% of his monthly salary for a period of one year.

(17)
On March 10, 2011, our board of directors approved (following approval by our audit committee) a payment of a bonus to Mr. Mientkavich of NIS 1,200,000 (approximately $334,000) for the year 2010. This bonus was not presented to the general meeting of the shareholders for approval, and has not been paid. Due to the fact that the bonus was not ultimately paid, despite having been approved, the Chairman approached us and proposed that the bonus will be a performance bonus in lieu of the cash bonus, such that the value of the performance bonus will be only approximately 45% of the value of the cash bonus that was previously approved but not paid, and will include an option component that is directly linked to our performance or to significant challenges facing us. Due to the importance of Pocared to us and to our holdings, it was proposed that in lieu of the aforementioned cash bonus, we approve the grant of (phantom) options of Pocared, namely the right to receive the benefit of the increase in value of certain of our Pocared shares, to the Chairman from our Pocared shares, which shall only be cash exercisable. On February 1, 2012, our shareholders (following approval of our audit committee and board of directors), approved the granting of phantom options with respect to 375,722 Preferred F Shares of Pocared to the Chairman, representing 2% of our holdings in Pocared’s Preferred F Shares (approximately 0.5% of Pocared’s share capital). The exercise price per share of each option shall be $0.605, exercisable until the fourth anniversary of the date of approval by our shareholders.

The amount indicated in the “Share-Based Payment” column includes approximately $14,000 which we recorded as an income in our financial statements for 2012 (as a result of the decrease in the value of the options), in respect to the grant of the phantom options, as specified above. For details on the board of directors’ considerations regarding the Chairman's overall compensation, see "Item 6B" above.

(18)
In May 2007, we allotted to Mr. Mientkavich, under our option plan, 120,000 options for the purchase of ordinary shares of ours at an exercise price of $15.53 per option (subject to adjustments), exercisable in 4 equal annual portions starting from the first, second, third and fourth anniversary, respectively, of the allotment date, and until May 2012, all subject to the terms and conditions of the aforesaid plan. These options expired without being exercised in May 2012. For a description of the provisions of our option plan, under which the options were granted, see "Item 6E".

(19)
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

(c)           In August 2009, Given Imaging allotted to Mr. Mientkavich options for the purchase of 10,000 ordinary shares of Given Imaging at an exercise price of $11.55 per share, exercisable from the first anniversary of allotment thereof, and until August 2014

(d)           In June 2010, Given Imaging allotted to Mr. Mientkavich 4,545 restricted share units that were locked-up until the general shareholders meeting of Given Imaging which took place at the end of May 2011.

(e)           In May 2011, Given Imaging allotted to Mr. Mientkavich 4,545 restricted share units that are locked-up until the date of Given Imaging's next general shareholders meeting which is expected to take place at the end of May 2012.

(f)           In May 2012, Given Imaging allotted to Mr. Mientkavich 4,545 restricted share units, that are locked-up until the date of Given Imaging's next general shareholders meeting which is expected to take place at the end of May 2013

The amount indicated in the “Share-Based Payment” column includes approximately $87,000 recorded by Given Imaging as an expense according to accounting standard IFRS 2, in respect of the grant of options and restricted share units to Mr. Mientkavich.

(20)	Mr. Bronshtein is not employed by us, but by DIC, and in his capacity as Vice President of DIC he also serves as our CEO, in accordance with the Service Agreement with DIC.

(21)
The amount includes all of the following components that are paid by DIC and not by us: 12 monthly salaries linked to the consumer price index (as of December 2012 – NIS 94,000 per monthly salary (approximately $25,000)), social benefits and related benefits as customary, car allowance (including gross-up) and loss of earning capacity insurance. The engagement between Mr. Bronshtein and DIC shall terminate three months after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement. Commencing from September 2012, Mr. Bronshtein waived 15% of his salary cost for one year.

Mr. Elad is not employed by us, but by DIC. Mr. Elad dedicates 100% of his time to fulfilling his capacity of our Vice President and Chief Financial Officer. For details regarding the period of employment of Mr. Elad by us prior to the commencement of his employment by DIC in accordance with Services Agreement, see "Item 6A" below.

(22)
The amount includes all of the following components that are paid by DIC and not by us: 12 monthly salaries linked to the consumer price index (as of December 2011 – NIS 50,000 per monthly salary (approximately $13,000)), social benefits and related benefits as customary, car allowance and loss of earning capacity insurance. The engagement between Mr. Elad and DIC shall terminate one month after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement. Commencing from September 2012, Mr. Elad waived 15% of his salary cost for one year.

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

In November 2012, our audit committee and board of directors approved, subject to the approval of the shareholders, a consulting agreement with one of our directors, Prof. Gabi Barbash, pursuant to which, in addition to his director fees, he will receive $2,500 per month for his services to us, mainly in connection with identifying investment opportunities in medical device group companies. The agreement will be brought before the shareholders for approval during 2013. The agreement replaces a previous consulting agreement with the Company where he received $5,000 per month during 2012.

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

Board of Directors

Our Articles of Association provide for a board of directors of not less than five members and no more than fifteen members, including external directors. Currently, we have 10 directors. Each director, other than external directors, is elected to serve until the end of the first annual meeting following their appointment. However, if no directors are elected at such annual meeting, the then-present directors will continue in office. The board of directors may appoint additional directors, provided that the total number of directors does not exceed the maximum number of fifteen as mentioned above. A director appointed as such will serve until the end of the next annual meeting held following his or her appointment, and he or she will be eligible for re-appointment. Notwithstanding any of the above, any director, other than external directors, may be removed from office by an ordinary resolution of a general shareholders' meeting or by two-thirds of the directors. A director need not hold any of our shares to qualify as one of our directors. Our Articles of Association provide that our board of directors may delegate its powers to its committees, subject to limitations determined by the Israeli Companies Law.

Independent Directors

An “Independent Director” is defined under the Israeli Companies Law as an external director or a director who meets the following conditions: (i) satisfies certain conditions for appointment as an external director (as described below) and the audit committee has determined that such conditions have been met, and (ii) he or she has not served as a director of the company for more than nine consecutive years, with any interruption of up to two years in his or her service not being deemed a disruption in the continuity of such service.

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

Substitute Directors

Under our Articles of Association, any director, other than an external director, may, by written notice to us, appoint another person to serve as a substitute director and may also cancel such appointment at any time. The identity of a substitute director requires the approval of the board of directors. Under the Israeli Companies Law, the following persons may not be appointed as a substitute director: (i) any person who is not himself or herself qualified to be appointed as a director; (ii) a person who is already serving as a director; or (iii) a person who is already serving as a substitute director for another director. Nevertheless, a director may be appointed as a substitute director for a committee of the board of directors if he or she is not already serving as a member of the committee. Under the Israeli Companies Law, a substitute director may not be appointed as an external director except for a committee of the board of directors as described above, and provided that the substitute director is an external director who has "professional capability" or "financial and accounting expertise", according to the qualification of the relevant external director.

The term of appointment of a substitute director may be for one meeting of the board of directors, for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

External Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public (i.e., public companies) to appoint at least two external directors. No person may be appointed as an external director if:

•	the person is a relative of the controlling shareholder,

•
the person or the person's spouse, siblings, parents, grandparents, descendants, spouses' descendants, siblings or parents, or the spouses of any of the foregoing (collectively, a "relative"), partner, employer, anyone that the person is subordinated to directly or indirectly, or any entity under the person's control, has as of the date of the person’s appointment as external director, or had, within the two years preceding the date of the person's appointment as external director, any affiliation with the company, the controlling shareholder in the company, a relative of the controlling shareholder, or an entity in which, currently or within the two years prior to the appointment date, the controlling shareholder was the company or the company's controlling shareholder, and additionally, in a company without a controlling shareholder, or without a shareholder holding 25% or more of the voting rights in the company any affiliation, on the appointment date, with the chairman of the board of directors, the chief executive officer, a significant shareholder (a shareholder holding 5% or more of the company's shares or voting rights), or the senior financial officer

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

Under the Israeli Companies Law, a public company is required to appoint as an external director, a person who has "professional capability" or a person who has "financial and accounting expertise," provided that at least one of the external directors must have "financial and accounting expertise." In addition, the board of directors of a public company is required to determine the minimum number of directors with "financial and accounting expertise." The qualifications for "professional capability" and "financial and accounting expertise" are determined by regulations adopted under the Israeli Companies Law. In March 2006, we determined the minimum number of directors with "financial and accounting expertise" serving on our board of directors to be two. The following directors have been designated as directors with financial and accounting expertise: Mr. Arie Mientkavich, Mr. Avraham Asheri, Mr. Gad Arbel, Mr. Ami Erel, Mr. Dori Manor, Dr. Arie Ovadia and Mr. Ehud Rassabi.

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

Notwithstanding the above, a company may include a provision in its Articles of Association limiting the aggregate term of an external director to six years. Our Articles of Association do not include such provision.

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

An audit committee must consist of at least three directors, including, as mentioned, all of the external directors of the company, and a majority of its members must be independent directors as defined in the Israeli Companies Law (see above). The chairman of the audit committee must be an external director. The chairman of the board of directors, any director employed by or otherwise providing services on a regular basis to the company, its controlling shareholder, or a company under the controlling shareholder's control, any director whose main source of income derives from the controlling shareholder, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. All of the conditions set forth in this paragraph must apply in order to approve related party transactions. The quorum required for deliberations and resolutions is a majority of the audit committee's members, the majority of whom must be independent directors as defined in Israel Companies Law, and at least one of whom is an external director.

The purpose of our audit committee, as stated in the committee's charter, is to oversee, the following on behalf of the Company's board of directors: (i) the integrity of our financial statements; (ii) the appointment, compensation, qualifications, independence and work of our independent auditors; (iii) our compliance with legal and regulatory requirements; and (iv) the performance of our internal audit and controls function. In addition, the committee will be responsible for: (v) determining any deficiencies in our business administration, inter alia, by consulting with our internal auditor or independent auditors and making proposals to the board of directors regarding ways of correcting such deficiencies, (vi) resolving whether to approve acts and transactions with related parties requiring the approval of the committee under sections 255 and 268 through 275 of the Israeli Companies Law, and (vii) establishing complaint procedures.

Both of our external directors, Ehud Rassabi and Gad Arbel, as well as Avraham Asheri and Arie Ovadia serve on the audit committee. All members of our Audit Committee meet the definition of independent directors under the SEC Rules. None of them is an associate person of us or has received any consulting, advisory or other compensatory fee from us, other than in their capacity as directors. We believe that Arie Ovadia qualifies as a financial expert under the SEC Rules. Mr. Gad Arbel is chairman of our audit committee.

On August 12, 2012, our board of directors completed the adoption of an internal enforcement program in the securities field (i.e., relating to the provisions of the Israel Securities Law, and its accompanying regulations, as well as the provisions of related laws including the provisions of the Israel Companies Law), whose purpose is to ensure and enforce our compliance and the compliance of our directors, other officers, and employees (and also related parties, insofar as the relevant laws apply to them) (the "Employees") to legal requirements in the securities field, including through procedures we have adopted and/or will adopt from time to time, in this field. The program determines arrangements relating, among other things, to the way the procedures are implemented in the Company, the existence of effective supervision, reporting, and monitoring mechanisms, and the determination of ways to handle and draw conclusions from failures and violations (insofar as they arise). The program was formulated based our unique characteristics as a holding company and our operating environment, among other things, by carrying out a compliance review in the securities field and by mapping our compliance with the provisions of the Israel Companies Law, 1999.

Mr. Yaron Elad, our Chief Financial Officer, and Mr. Paul Weinberg, Adv., our Corporate Secretary, were appointed by our board of directors as internal enforcement officers. The internal enforcement officers' role is to ensure (themselves or through our other personnel) that the program is carried out efficiently and effectively, including by means of monitoring, holding training and absorption sessions, and updating our management and board of directors regarding the program's implementation and unusual events.

The procedures that we adopted and/or will adopt from time to time in the securities field constitute and will constitute an integral part of the enforcement program. These procedures include, among others, procedures relating to a public company's compliance with reporting requirements (including designated procedures for related parties and group companies), maintaining a culture of compliance, preventing fraud and manipulation, restricting the use of inside information, locating related party transactions, regulating the board of director's work and functions, and communicating with parties outside of the Company. We have also required our group companies and may require them from time to time to adopt procedures in various subjects whose purpose is to ensure our and the Employees' compliance with the provisions of the securities field. The procedures regulate activity and behavior norms as well as work processes whose purpose is to address and oversee central processes in the subjects they regulate.

The program is also subject to a periodic review of its suitability and to being updated, as necessary. We will continue to set and adopt additional procedures and update existing procedures, as necessary, in order to regulate additional processes, and to codify everyday practices and formulate additional procedures.

Financial Statements Committee

The Israeli Companies Law requires public companies to appoint a financial statements committee whose function is to examine the company's financial statements and provide its recommendations to the board of directors before the latter approves them. On December 27, 2010, our board of directors appointed the audit committee to serve as our financial statements committee. The financial statements committee is the organ in charge of the oversight of the financial statements, and the board of directors is the organ in charge of approval of the financial statements.

All members of the financial statements committee comply with the rules set forth in the Israeli Companies Law, including being able to read and understand financial statements, and have provided us with declarations to that effect. In determining that the committee members are able to read and understand financial statements, we considered, inter alia, their education, experience, qualifications and knowledge on business-accounting matters and financial statements.

Prior to the independent auditor's audit, the committee conducts a discussion at which the independent auditor presents the annual financial statements audit plan. The committee holds discussions and makes recommendations to the board of directors regarding the approval process of the financial statements, and delivers its recommendations to the board of directors reasonably sufficient time prior to the approval of the financial statements by the board of directors, and reports thereto on any deficiency or problem, if any, having arisen during the examination. Our independent auditor is invited to and attends the committee's meetings, as well as the board meetings at which the financial statements are discussed and approved, at which he addresses the audit performed. In addition, the internal auditor attends the committee's meetings.

The committee examines, inter alia, through a detailed presentation by our officers and other company personnel, including our CEO and CFO, the following issues, and makes recommendations thereon to the board of directors: the material issues in the financial reporting, including transactions outside the ordinary course of business (if any), the material estimates and critical assessments used in the financial statements, the valuations, including their underlying assumptions and estimates, on which data in the financial statements are based, the integrity and appropriate disclosure in the financial statements, the reasonableness of the data, the accounting policies adopted and any changes therein, implementation of the principle of due disclosure in the financial statements and related information, the internal controls over the financial reporting and their effectiveness, and various aspects of risk control and management, both such that are reflected in the financial statements (such as the report on financial risks), and such that affect the reliability of the financial statements. If necessary, the committee requests comprehensive reviews on issues of particularly material impact.

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

Compensation Committee

Under a recent amendment to the Israeli Companies Law, an Israeli public company has to nominate a compensation committee which has to be comprised of at least three directors including all of the external directors. Both of our external directors, Ehud Rassabi and Gad Arbel, as well as Arie Ovadia serve on the compensation committee.

The role of the compensation committee is to recommend on a compensation policy for directors and officers and necessary updates; to approve certain terms of office and employment of directors and officers specified in the Israeli Companies Law; and to decide whether to exempt approval of terms of office for a CEO from shareholders approval, in certain circumstances.

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

Doron Cohen, a partner of Fahn Kanne Control Management Ltd, a member of Grant Thornton International, is our internal auditor. Mr. Cohen's appointment as our internal auditor was approved by our audit committee in January 2004, and by our board of directors in March 2004, effective from February 1, 2004, after taking into consideration his education, qualifications and experience in internal audits, and the type, scope and complexity of our activity. Mr. Cohen holds a Bachelor's degree in business administration from the College of Management Academic Studies, specialty in accounting. Since 1998, Mr. Cohen has held the position of internal auditor in public and private companies, government bodies, and local authorities. Mr. Cohen is not an interested party or office holder of ours, or their relative, nor is he our independent auditor or anyone working on his behalf. Mr. Cohen does not fill any position in the Company apart from that of internal auditor. To the best of our knowledge, Mr. Cohen does not hold another position outside of the Company which creates or may create a conflict of interest with his position as our internal auditor. To the best our knowledge, Mr. Cohen does not hold any of our shares or shares of our affiliates, nor does he have material business relations or other material ties with us or any of our affiliates. Our chairman of the board of directors is designated to be in charge of our internal auditor.

Internal auditor's work plan: Our internal auditor's work plan is a four-year plan, and is based on an update of a risk survey which was conducted by us dated January 21, 2007 and updated in 2011. Each year the four-year audit plan, including that year's plan, is updated and approved. The plan is updated and approved following deliberations that are held with our management and members of our audit committee, such that within 3-4 years most of the risk factors will be audited. The internal auditor is authorized to deviate from such plan subject to reporting to our audit committee and receiving its consent for the proposed change. In addition, the audit committee is authorized to direct the internal auditor to deviate from the audit plan during the year. The work plan for 2012 addressed, inter alia, material related party transactions that took place in 2010 and 2011 and the process of their approval.

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

Scope of employment: Approximately 500-700 hours per year according to the work plan, while in 2012, the internal auditor invested approximately 645 hours, which included audits carried out in our group company Kyma (150 hours). In the opinion of our board of directors, the internal audit's work plan as well as the scope of employment which was determined to execute such plan are appropriate for our needs. Insofar as required, we are able to expand the aforesaid scope of employment.

Conducting the internal audit: The audit was conducted according to accepted professional standards, in accordance with the Israeli Internal Audit Law and the standards issued by the Institute of Internal Auditors. The audit committee and the board of directors relied on the internal auditor's reports pertaining to his compliance with professional standards according to which he conducts the audit.

Access to information: The internal auditor and his employees have access to information as provided in the Israeli Internal Audit Law, including continuous and direct access to our information systems and those of our group companies which are audited, including financial data.

Internal auditor's reports: Our internal auditor's reports are submitted in writing. The internal auditor's reports are distributed to the chairman of our board of directors, our management and our audit committee. During the period covered by this Annual Report, one internal audit report was submitted in respect of the 2011 work plan and three reports were submitted in respect of the 2012 work plan. The reports were distributed prior to the audit committee meetings at which these reports were discussed, on March 11, 2012, May 9, 2012, August 8, 2012 and November 7, 2012. An additional report in respect of the 2012 work plan was distributed prior to the audit committee meeting at which this reports was discussed on March 6, 2013.

Board of directors' evaluation: In the board of directors' opinion, the scope, nature and continuousness of our internal auditor's activity and his work plan are reasonable under the circumstances, and they fulfill our internal audit goals.

Remuneration: Our internal auditor is paid based on actual hours worked. The cost of our internal auditor's employment in 2012 was approximately NIS 152,000 (approximately $40,000). In the opinion of the board of directors, the compensation paid to the internal auditor does not influence the exercise of his professional discretion.

D.Employees

In accordance with the Services Agreement entered into with DIC, we receive managerial and administrative services through staff employed by DIC, some of whom were previously employed by us. As a result, except for the Chairman of our board of directors, we do not employ any personnel.

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

Material Changes

In July 2012, Mr. Shay Livnat resigned as a director of the Company and in March 2012, Mr Yaakov Goldman's term as external director ended and Mr. Ehud Rassabi was appointed as an external director.

The following table sets forth, for the last three financial years, the number of our employees:

As of December 31,	2012	2011	2010
Management and Administration	1*	1*	1*

* As of March 1, 2013, an additional 12 persons are employed by DIC and provide services to us through the Services Agreement entered into with DIC.

Israeli Employment Law and Practices

Israeli employment laws, and extension orders based upon provisions of the collective bargaining agreements between the Histadrut (i.e., the General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations), are applicable to employees in Israel. These provisions concern principally the length of the work day, minimum wages, procedures for dismissing employees, determination of severance pay and other conditions of employment.

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

E.Share Ownership

The number of our ordinary shares beneficially owned by each of our directors, and by our directors and officers as a group, as of February 28, 2013, is Nil. This excludes shares beneficially owned by DIC, IDBD or IDBH.

Stock Option Plans

As of March 1, 2013, 28,750 options to purchase our ordinary shares granted to our officers and employees were outstanding. Details concerning these options are as follows:

2003 Option Plan

During May 2003, our board of directors adopted the 2003 Option Plan which was subsequently ratified by our shareholders on November 30, 2003. Under this plan, options to purchase an aggregate of up to 500,000 ordinary shares may be granted. In March 2007, the 2003 option plan was increased by an additional 500,000 options to purchase 500,000 of our ordinary shares. The 2003 Option Plan provides that the exercise price per share shall be reduced by an amount equal to the amount of any dividend per share distributed. The optionees are entitled to exercise 25% of the amount granted, each year, commencing on first anniversary of the date of grant and expiring five years after the date of grant. The board of directors has the discretion to extend vesting and the period within which to exercise options. In December 2012, our board of directors extended the period within which to exercise the balance of prior grants then not yet exercised (38,750 options as of the extension date) to March 31, 2013.In granting the options, the board of directors selected the capital gains tax track pursuant to the Israeli tax legislation which came into effect on January 1, 2003. For more details see "Item 10—Additional Information—Taxation—Employee Stock Options."

 Our Chairman of the board of directors, in his capacity as a director of Given Imaging, holds the following options to purchase ordinary shares of Given Imaging:

Type	Number	Expiry	Exercise Price	Fair Value of Aggregate Grant in $000
Options	35,000	July 2014	$29.42	$413
Options	10,000	June 2015	$16	$55
Options	10,000	August 2014	$11.55	$44
RSUs	4,545			$80
RSUs	4,545			$92
RSUs	4,545 (*)			$51

(*) Restricted until Given Imaging's 2013 annual shareholders meeting.

In February 2012, we granted the Chairman of our board of directors and another recipient phantom options in relation to our Pocared shares, namely the right to receive the benefit of the increase in value of our Series F Pocared shares, representing then 1.4% of Pocared's share capital. For details regarding the phantom options granted to the Chairman of our board of directors, see "Item 6B" above.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth, as of February 28, 2013 unless otherwise specified, the number of our ordinary shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our ordinary shares, based on notifications provided to us shortly before the date of filing this Annual Report. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of March 1, 2013, there were a total of 316 holders of record of our ordinary shares, of which 218 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker "street names." As of March 1, 2013, United States holders of record held approximately 16.7% of our outstanding ordinary shares.

Name and Address	Number of Ordinary Shares	Percent of Outstanding Ordinary Shares	Percent of Ordinary Shares on a fully diluted basis
Discount Investment Corporation Ltd. (1) Tel Aviv, Israel	14,966,339	50.31%	50.26%

The above table does not include: (i) 142 of our ordinary shares held by indirect subsidiaries of IDBD for their own account; (ii) 1,907,891.68 of our ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or Clal Insurance, an entity controlled by IDBD. Clal Insurance disclaims beneficial ownership of such shares; (iii)  1,846,114 of our ordinary shares held by subsidiaries of Meitav Investment House Ltd or Meitav, of which 158,509 ordinary shares are held  by Meitav for their own account and  1,687,605 ordinary shares are held for members of the public through, among others, provident funds, mutual funds and pension funds managed by subsidiaries of Meitav and in respect of which  Meitav  disclaims beneficial ownership;  (iv) any of our ordinary shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC, IDBD or IDBH. Each of our directors who is affiliated with DIC, IDBD or IDBH disclaims beneficial ownership of such shares and (v) 1,504,497 shares held by Yelin Lapidot Holdings  Management Ltd, or Yelin,  for members of the public through, among others, provident funds, mutual funds and pension funds. On March 5, 2013, Yelin became a holder of more than 5% of our outstanding shares, holding 5.05% of our outstanding shares.

(1) As of February 28, 2013, IDBD held approximately 73.9% of the issued and outstanding shares and voting rights of DIC and approximately 55% of the issued and outstanding shares and voting rights of Clal Insurance. IDBD is wholly owned by IDBH. IDBH, DIC and Clal Insurance are public Israeli companies whose ordinary shares are traded on the TASE. IDBD is a private Israeli company whose debentures are traded on the TASE.

As of February 28, 2013, IDBH was controlled as follows: (i) Ganden Holdings Ltd. or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 47.20% of the outstanding shares of IDBH (approximately 50.95% on a fully diluted basis); (ii) Shelly Bergman, through her wholly-owned company, held approximately 3.80% of the outstanding shares of IDBH (approximately 2.96% on a fully diluted basis); (iii) Nochi Dankner, directly and through a company controlled by him, held approximately 7.65% of the outstanding shares of IDBH (approximately 7.40% on a fully diluted basis); (iv) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 11.79% of the outstanding shares of IDBH (approximately 9.04% on a fully diluted basis); and (v) Manor Holdings B.A. Ltd., or Manor, a private Israeli company controlled by Ruth Manor, held, directly and through a majority-owned subsidiary, approximately 9.94% of the outstanding shares of IDBH (approximately 9.37% on a fully diluted basis).

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

Part of the aforementioned shareholdings in IDBH are pledged to financial institutions as collateral for loans taken to finance the purchase of said holdings. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings

Based on the foregoing, IDBH (by reason of its control of IDBD, and by reason of IDBD's control of DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our ordinary shares held by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares, and all of these entities and persons disclaim beneficial ownership of our ordinary shares held under management of subsidiaries of Clal Insurance for others.

To the best of our knowledge, in September 2012, Ganden Holdings entered into agreement with an entity controlled by Mr. Eduardo Elzstain ("Elzstain's Entity") to invest up to $100 million in Ganden Holdings, out of which $25 million was transferred to Ganden Holdings in exchange for approximately 10% of the outstanding shares of and voting rights in Ganden Holdings, and an additional amount of up to $75 million as an option to Elzstain's Entity, which if exercised in full would result in the Elzstain's Entity holding approximately 30.77% of the outstanding shares of and voting rights in Ganden Holdings. The period of the said option (following its extension) is until April 10, 2013, subject to the approval of the said extension by the trustees of the debentures of IDBH, and Ganden Holdings has approached these trustees to receive their approval. Holders of certain series of debentures of IDBH voted to instruct their trustees to approve the extension of the said option until March 31, 2013.  Messrs. Nochi Dankner and Eduardo Elzstain agreed, inter alia, that subject to the exercise of the said option in full, the receipt of certain required approvals and certain additional conditions, shareholders' agreements will come into effect, according to which, inter alia, material decisions in Ganden Holdings will be subject to the mutual consent of Messrs. Nochi Dankner and Eduardo Elzstain. With the coming into effect of these shareholders' agreements, Mr. Eduardo Elzstain may be considered as one of the "controlling persons" of Ganden Holdings and IDBH. According to the agreement between Messrs. Nochi Dankner and Eduardo Elzstain, Nochi Dankner consults with Eduardo Elzstain regarding material activities of Ganden Holdings.

Nochi Dankner is the Chairman of IDBH, IDBD and DIC and a director of Clal Insurance. Rona Dankner (the daughter of Nochi Dankner) is a director of Elron. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal Insurance and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.

DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 6702301, Israel.

B.Related Party Transactions

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

In respect of any related party transaction involved with a personal interest of our controlling shareholder, the relevant criteria for classifying it as a negligible transaction shall be calculated as follows: (A) in the purchase of a fixed asset (which is presented in our financial reports as an "asset that is not a current asset") – the amount of the transaction; (B) in the sale of a fixed asset (which is presented in our financial reports as an "asset that is not a current asset") – the profit/loss from the transaction; (C) in the incurrence of a monetary liability – the amount of the transaction; (D) in the purchase/sale of products (with the exception of a fixed asset) or services – the amount of the transaction.

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

Compensation of directors who are controlling shareholders

The payment of compensation for holding the office as a director of ours and for participating in meetings of our board of directors and its committees, to directors who are our controlling shareholders, was approved on October 18, 2007 by our general meeting of shareholders (after approval by our audit committee and board of directors), in the maximum amounts stated in the Israel Companies Regulations. Due to recent amendments to Israeli Companies Law requiring that related party transactions be limited to a three-year period (see "Item 10 – Additional Information – Articles of Association; Israeli Companies Law"), in December 2011, our audit committee and board of directors approved to continue to grant compensation to those of our directors who are controlling shareholders and/or affiliates thereof, or to those of our directors whose compensation for holding office is paid to a controlling shareholder of ours, who at the resolution date held office and who may hold office from time to time, for a three-year period commencing on October 24, 2011 (the date of the first general meeting convened after the amendment to the Israeli Companies Law came into effect). Pursuant to the Israeli Companies Regulations (Reliefs in Related Parties Transactions), 5760-2000, shareholders' approval was not required. Such compensation will not be paid to any of our directors who are paid employees of ours or a company controlled by us, or entitled to separate compensation from us or a company controlled by us for fulfilling a paid position in addition to the office of director, if any, so long as s/he is employed or is entitled to such separate compensation. The compensation received by the directors as aforesaid in 2012 is included in the compensation amounts in "Item 6B" above.

Of the sum of $420,000 which we paid towards Directors’ fees of 10 directors in total for the year 2012, a sum of approximately $31,000 was paid to IDBH for the service of an officer thereof as a director of ours, a sum of approximately $38,000 was paid to DIC for the service of two officers and an employee thereof as directors of ours, and a sum of approximately $29,000 was paid to Dori Manor, a controlling shareholder of ours, for his office as a director of ours. Since September 2010, Ms. Rona Dankner, a director of ours and the daughter of our controlling shareholder, Mr. Nochi Dankner, waived the entire director’s remuneration that she is entitled to receive from us (the amount is immaterial).

Bonuses granted to directors and officers

For details regarding bonuses granted to directors and officers, see "Item 6B" above.

Services Agreement with DIC

In March 2009, we entered into the Services Agreement with DIC. Pursuant to the Services Agreement, effective from May 1, 2009, we receive managerial and administrative services through staff employed by DIC that include providing us with personnel to discharge the functions of our CEO, CFO, comptroller, general counsel, corporate secretary, junior employee and administration employee services. On February 1, 2012, following approval of our audit committee and board of directors, our shareholders approved an amendment and a renewal of the Services Agreement for a further three year period which commenced from May 1, 2012. The services are provided by persons designated by DIC, certain of whom are appointed subject to our approval (our Chief Executive Officer and Chief Financial Officer are to be appointed by us following our proposal of such officers, and their approval by DIC and our board of Directors, and our comptroller, general counsel and corporate secretary are to be appointed by us following our proposal of such officers, and their approval by DIC) and all of whom are employed or otherwise engaged by DIC, at its expense. We are entitled to require DIC to terminate the engagement of any employees of DIC providing services to us. For these services, under the amended Services Agreement, we will pay DIC an annual fee equal to NIS 5.9 million linked to the Israeli consumer price index known as of December 31, 2012 (equivalent as of December 31, 2012 to approximately $1.6 million). The term of the Services Agreement is three years, subject to either party having the right to terminate it on at least 120 days prior notice if DIC is no longer our largest shareholder.

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

Agreements with IDBD

In July 2010, following approval of our audit committee and board of directors, our shareholders approved an agreement between us and IDBD pursuant to which (i) we would agree to make available to IDBD, to the extent it so requested from time to time, available office rooms in our offices at 3 Azrieli Center, 42nd Floor, Tel Aviv, which are not actually used by us. In consideration for the use of available office rooms which IDBD shall wish to use, IDBD shall pay us an amount per square meter equal to the amount per square meter according to the rental fees (including management fees to the management company of the building in which our offices are located) and the municipality taxes which we pay for our offices. The calculation of the amount per such square meter shall be according to the total net area (in square meters) of our offices and office rooms which shall be used by IDBD without taking into account a pro rata share of the public areas located outside our offices. As of December 31, 2012, the consideration for such use amounts to approximately NIS179 (approximately $48) per square meter per month, CPI-linked plus VAT as required by law. Following the approval of this arrangement, IDBD notified us that it intended to use of only one of the available rooms based on the above conditions. On August 8, 2011, our audit committee resolved to limit this transaction to a three-year period commencing on the date of such resolution. In addition, on March 8, 2011 our audit committee approved the use of one of the available rooms by DIC on the same terms. This arrangement with DIC is a negligible transaction for the Company.

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

On February 1, 2012, following approval of our audit committee and board of directors, our shareholders approved in advance our engagement in a directors' and officers' liability insurance policy from July 1, 2012 (the date of expiration of our current policy) through Clal Insurance Company Ltd. or through another insurer, for a period to be determined ("Initial Insurance Period"), and to approve, in advance, our engagement in an insurance policy after expiration of the Initial Insurance Period, all including by way of extension of the present policy and/or through the purchase of new policies, and which shall apply with respect to our directors and officers, as shall serve from time to time, including officers who or whose relatives are controlling shareholders. The engagement in such insurance policies is subject to our audit committee and board of directors having determined that no material changes occurred in the terms and conditions of the insurance compared with those of our current policy, and that the increase in the sum of the insurance premium shall not exceed 50% relative to the insurance premium paid for our current policy. This approval will remain in effect for three years from July 1, 2012. Following approval of our audit committee and board of directors, the Policy was extended from July 1, 2012 until December 31, 2013, upon substantially the same terms as the existing Policy.

Registration Rights Agreement with Given Imaging

In December 2011, our audit committee approved our engagement with DIC and RDC in an amended and renewed registration rights agreement with Given Imaging for an additional three year period. The audit committee approved that the transaction is not an extraordinary transaction, and that it is negligible as far as its impact on us.

C.Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are incorporated herein by reference to "Item 18 – Financial Statements" below.

Legal Proceedings

Investors' Claim

       In November 1999, a number of institutional shareholders of Elscint filed a claim in the District Court of Haifa, together with a request to approve certain causes of action set out in the claim, as a class action on behalf of the public shareholders of Elscint, and a request for certain causes of action to be treated as a derivative action against various defendants, including Elscint, Elbit Imaging, Elron and Europa Israel to which Elron sold its holdings in Elbit Imaging in May 1999, and certain officers in the defendant companies. The claim alleges, mainly, that Elbit Imaging is duty bound to make a tender offer for the shares of Elscint held by the public and that it unlawfully refuses to do so and, in addition, it raises allegations of preference of the interests of the defendants over those of Elscint and its public shareholders with respect to a number of transactions involving Elscint that the plaintiffs allege discriminated against Elscint's public shareholders

In June 2007, the plaintiffs submitted to the Haifa District Court an updated statement of claim and request to approve the claim as a class action. The updated claim claimed compensation for damages sustained due to the alleged failure to effect the tender offer, but no longer sought an order compelling the tender offer. The updated statement of claim does not specify the monetary amount claimed, but did include various allegations relating to the manner of determining the damages claimed.

The Haifa District Court dismissed the plaintiffs' request to approve the claim as a class action but the plaintiffs appealed and in May 2012 the Supreme Court handed down a judgment in which it partially accepted the appeal filed by the plaintiffs regarding the District Court's rejection of the motion to approve their claim as a "class action" against the various defendants including the Company. In the said judgment, it was determined, inter alia, that the motion for approval of the claim as a "class action" was accepted with some modifications and directions as to the conduct of the proceeding as detailed in the judgment and the case was returned to the District Court to conduct the claim as a "class action" against all of the defendants, including the Company and its former officers as detailed in the said judgment. The main cause of action alleged against the Company is minority oppression of the minority shareholders of Elscint, such that control of Elscint was sold to someone who is anticipated to exploit the assets of the company in an unequal manner ("Sabotage Sale"). The Company denies the allegations against it in the action.

In September 2006 two additional claims were filed in the Haifa District Court against the same defendants and based substantially on the same facts of the claim detailed above, along with requests to recognize the claims as class actions. The claims are for an undisclosed amount. The court has determined that at this stage the defendants do not yet have to file statements of defense.

We have made a provision in our financial statements of an immaterial amount, which according to the estimation of our management, based, inter alia, on the opinion of our legal advisors, is sufficient to cover the financial resources that may be required of us in order to expunge the claim, if any.

Other than the above matters, neither we nor our subsidiaries are a party to any material litigation.

Dividend Policy

The details of the dividends distributed by us in the last two years are set forth below.

On June 25, 2012, our board of directors declared a dividend in the aggregate amount of $15 million or $0.51 (rounded down to nearest cent) per share. The dividend was paid on July 23, 2012.

Currently, we do not have any fixed dividend policy. The declaration of dividends is determined by the board of directors, subject to applicable law and taking into consideration our financial status, profitability, realization of assets and investment requirements.

In accordance with Israeli Companies Law, a company is permitted to distribute dividends out of its profits, provided additional conditions are satisfied. "Profits" are defined, for this purpose, as the higher of the retained earnings or the retained earnings accumulated over the previous two year period in accordance with the financial statements which in our case, is the latter. In accordance with Israeli Companies Law, in the absence of "Profits", a company can make a distribution with the approval of the court.

Accordingly, our accumulated profits available for distribution as of December 31, 2012, in accordance with Israeli Companies Law with and without taking into account the early adoption of IFRS 9 is described in the table below. For more information regarding the early adoption of IFRS 9 by us as of January 1, 2012, see "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Policies".

As of December 31, 2012	In $ millions
With IFRS 9(*)	(4)
Impact of IFRS 9 (**)	(10)
Without IFRS 9	(14)

(*)           For the avoidance of doubt, it is noted that amount represents the retained losses in the last two years. Therefore, as of December 31, 2012, there are no retained earnings available for distribution.

(**)        At the time we adopted the first phase (Phase 1) of IFRS 9, we resolved to designate our investment in Enablence shares and additional immaterial investments, such that changes in the fair value of these investments will be presented in other comprehensive income. In addition, it was resolved to designate investments in certain financial instruments, such that changes in the fair value of these instruments will be presented in statement of income. As a result, an impairment loss in the aggregate amount of approximately $9.9 million that we recorded in our profit and loss in 2011 was restated and credited to a capital reserve for financial assets through other comprehensive income. In addition, an approximately $1.3 million decreasein value that was presented in a capital reserve for available for sale financial assets in 2011 was restated and credited to profit and loss. For additional details see Note 2.A.4 in "Item 18 – Financial Statements".

In January 2012, the Israeli Securities Authority announced that it is forming recommendations for the amendment of the distribution tests stipulated in the Israeli Companies Law. Among others, the Israeli Securities Authority is considering recommending that "profits" as defined in the distribution tests be based on a company's other comprehensive income, after the impact of unrealized gains (mainly resulting from revaluation of assets and/or fair value commitments) is negated. Until such time that legislation is amended, the Israeli Securities Authority has recommended that the Minister of Justice use his authority to enact regulations determining that the impact of IFRS 9 be negated when applying the distribution tests. An amendment to the distribution tests as described above may impact our ability to distribute dividends, the amount of profits available for distribution, and the degree to which it is worthwhile for us to distribute a dividend.

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

During 2012, we donated approximately $18,000. The main donations were to Aleh Negev rehabilitation village and to the Netanya Academic College.

B.Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2012.

Item 9.	The Offer and Listing

A.Offer and Listing Details

Markets and Share Price History

Our ordinary shares are traded on the TASE and were traded on the Nasdaq Global Select Market until January 6, 2010 under the symbol "ELRN." Since January 7, 2010, our Ordinary shares have been traded in the over-the-counter market in the United States under the symbol "ELRNF." The following table sets forth, for the periods indicated, the high and low reported sales prices, which reflect the distribution of a dividend of $3.00 per share in 2005 and a dividend of approximately $0.5057 per share in 2012, of our ordinary shares on the U.S. market (in U.S. Dollars) and on the TASE (in NIS). The historical price per share of our ordinary shares on the U.S. market was adjusted manually as prices reflecting the automatic adjustment were not publicly available:

	U.S.	U.S.	TASE	TASE
Period	High (U.S. $)	Low (U.S. $)	High (NIS)	Low (NIS)

Annually

2007	16.90	9.76	59.70	34.34
2008	11.86	0.56	39.56	3.87
2009	7.23	0.97	25.25	4.74
2010	8.16	4.15	28.04	14.76
2011	5.51	2.89	18.02	11.09
2012	5.08	2.69	19.74	11.04
Quarterly
First Quarter 2011	5.26	4.42	18.02	15.75
Second Quarter 2011	5.51	4.35	17.73	14.56
Third Quarter 2011	5.00	2.89	16.51	11.09
Fourth Quarter 2011	4.03	3.23	14.61	12.23
First Quarter 2012	4.20	3.44	15.09	13.26
Second Quarter 2012	4.34	2.95	15.95	12.06
Third Quarter 2012	3.34	2.69	13.50	11.04
Fourth Quarter 2012	5.08	3.04	19.74	13.13

Most recent six months
October 2012	4.75	3.04	18.43	13.13
November 2012	5	4.5	19.47	18.40
December 2012	5.08	4.43	19.74	17.21
January 2013	4.86	4.41	18.54	16.51
February 2013	5.25	4.7	19.32	17.86
March 1, 2013 through March 8, 2013	5.33	4.99	19.86	19.28

B.Plan of Distribution

Not applicable.

C.Markets

As noted above, our ordinary shares are traded on the TASE under the symbol "ELRN" and over-the-counter in the United States under the symbol "ELRNF. "

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.Share Capital

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

Our shareholders approved the adoption of our Articles of Association in March 2001 and adopted certain amendments thereto in December 2006 and on February 1, 2012. The amendments made in February 2012 include Sections 1, 19, 52, 97, 104, 111, 138-142 (inclusive), which mainly concern adaptation of the current language of our Articles to the  recent amendments to Israeli Companies Law and Israeli Securities Law, expansion of the provisions of the Articles that pertain to indemnification and insurance of officers, as permitted in accordance with changes in the Israel Companies Law and with other legislation on matters pertaining to indemnification and insurance, as well as adaptation of the provisions of the Articles to additional changes that have occurred in the Israel Companies Law. Our objective as stated in our Articles of Association and in our Memorandum of Association is to engage in any lawful activity. The amended Articles of Association including all amendments to date is being filed with this Annual Report as Exhibit 1.1.

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

The Israeli Companies Law and our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors. Under Israeli law and regulations and our Articles of Association, notice of the meeting is required to be published in two widely distributed daily newspapers published in Hebrew. The Israeli Companies Law requires us to issue a voting instrument in order to enable shareholders to vote through a voting instrument, if certain matters are on the agenda of the meeting. No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy. The Israeli Companies Regulations provides that the record date for the participation of shareholders of a company, such as us, whose shares are traded or registered outside of Israel may be no more than 40, but no less than 4, days prior to the meeting, provided that notice for the meeting is given prior to the record date. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our Articles of Association and our Memorandum of Association;

•	appointment or termination of our auditors;

•	appointment and dismissal of directors (in addition to the board of directors' authority to appoint directors in certain circumstances);

•
approval of interested party actions and transactions requiring general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law due to a personal interest of a controlling shareholder or a director or on certain matters related to compensation of our officers, directors and our controlling shareholders;

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

The Israeli Companies Law requires that a controlling shareholder and an office holder of a company promptly disclose, and no later than the first board meeting in which such transaction is discussed, any personal interest that he or she may have, and all related material information or document known to him or her, in connection with any existing or proposed transaction by the company. The duty to disclose shall not apply if the personal interest derives solely from a personal interest of a relative in an ordinary transaction. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities. Under the Israeli Companies Law, the audit committee shall determine if a transaction with a controlling shareholder or with an office holder or in which one of them has a personal interest, is an extraordinary transaction or is an ordinary transaction. The audit committee may determine criteria for transactions of this type once a year.

In the case of a transaction with an office holder or a transaction with another person in which an office holder has a personal interest, that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, board of directors' approval is required unless the Articles of Association of the company provide otherwise. Our Articles of Association provide that a transaction with one of our office holders or a transaction, in which an office holder has a personal interest which, in each case, is not regarded as an extraordinary transaction, requires the approval of our board of directors or our audit committee or such other body or person empowered by our board of directors for such purpose. Our policy, as approved by our board of directors, is that any such transaction with a value of less than $1 million requires approval by our audit committee, and any such transaction with a value in excess of $1 million requires the additional approval of our board of directors. If the transaction with the office holder or in which an office holder has a personal interest is an extraordinary transaction, then, that transaction must be approved by our audit committee and by the board of directors.

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

In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or his or her relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company or an employee, regarding his or her terms of employment, require the approval of the company’s audit committee (and on matters relating to terms of tenure and employment – the compensation committee), board of directors and shareholders.

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

Under a recent amendment to the Israeli Companies Law ("Amendment No. 20"), which recently came into effect, new procedures relating to the approval of executive compensation and the formulation of compensation policies were adopted. See "Item 6B – Compensation" for more information.

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

C.Material Contracts

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

B.
Percentage of gain – the actual or forecasted gain or loss related to such event or matter divided by the average annual amount calculated according to the statement of income (in absolute terms) for the preceding 12 quarters as presented in our reviewed or audited financial statements that were published by us;

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

•
Without derogating from the need to decide for each such event or matter, the materiality of which is being evaluated, which of the criteria stipulated in Section A above, are relevant, the following criteria will be considered relevant for the transactions identified: A. Purchase of assets – percentage of total assets; B. Sale of assets – percentage of gain, percentage of total assets; C. Taking a loan – percentage of liability.

•	In the absence of special qualitative considerations as discussed below, an event or matter shall be considered to be material if one of the relevant criteria exceeds 10%.

•	In the absence of qualitative considerations, an event or matter will be deemed not material if all the relevant criteria are less than 5%.

•	Events or matters that are not classified under Sections C or D may be considered material and must be reviewed in qualitative terms with all of the relevant information and circumstances.

•
In examining the materiality of an event or matter that is supposed to take place in the future, the probability of that event or matter materializing is to be determined as well as its expected importance and impact should it materialize.

•
If dealing with an event or matter relating to a subsidiary or associate company of ours, our relative share of the impact of that event or matter is to be examined, in other words, relative to our percentage holding in that subsidiary or associate company, using the aforementioned materiality tests.

•
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

•
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

•	As part of the event or matter, we enter a new and important area of activity or exit an existing important area of activity;

•
The disclosure of the event or matter may bring about, with reasonable certainty and based on past experience, and evaluation models generally used by investors and analysts, a significant change in the price of our ordinary shares;

•	The event or matter may have a special impact on our financial statements such as the reclassification of specific items, etc.;

•
The event or matter may impact on our compliance with significant regulatory requirements, significant financial standards that may cause significant difficulty for us, or other significant contractual requirements;

•	The event or matter may significantly influence analysts and/or investors when they analyze our activity and results;

•	The event or matter is perceived as a significant event by our management and used as the basis for making management decisions.

Without derogating from the generality of the foregoing:

•
If our controlling shareholder is required to file an immediate report on an event or matter concerning us or a subsidiary or associate company of ours, we shall also file an immediate report on the same event or matter, even if the aforementioned quantitative rules do not require us to do so.

•
With respect to lawsuits (including class action suits) – in an event regarding the filing of a lawsuit, including a class action, against us or any subsidiary or associate company of ours, the materiality of the event shall be examined as follows: A. Quantitative review – will be conducted according to the amount of the claim or class action, multiplied by our percentage holding in the company being sued, if this relates to subsidiary or associate company. If there is an assessment as to the chances of success when materiality is being examined, these chances shall be considered and the expectancy of the claim from our perspective will be calculated. The relevant quantitative criterion to examine the materiality of the lawsuits will be the percentage of gain. The percentage received after performing the calculation will be examined in light of the regular quantitative review procedures specified in above. B. Qualitative examination – the question of whether the filing of the claim or the threat of a lawsuit has a significant impact on all the information used in investment decisions by the public of investors for our ordinary shares will be examined. In this criteria, our relevant considerations such as the following will be taken into account: the identity of the plaintiff; group of plaintiffs; the anticipated effects should the claim be certified as a class action and if it is accepted by court; the existence of similar lawsuits against the company being sued about similar material and the extent of the impact of the additional claim on all the information in the possession of investors; the reference to the class action in our financial statements.

•
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

Credit Line Agreement with Silicon Valley Bank

In November 2011, we engaged in a binding agreement with SVB to receive a credit line in the amount of $30 million for a period of up to 18 months (the "Credit Period"). During the Credit Period, we will be entitled to draw down loans for periods of up to 3 years from the date of each respective drawdown, at the Wall Street Journal prime rate of interest plus 0.75% per annum. According to the terms of the credit line, we will be able to make early repayment of all the loans without any cost. At the time the credit line is actually utilized, we will pledge shares of Given Imaging directly held by us in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized. Pursuant to the credit agreement, should the ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then we shall be required either to pledge additional Given Imaging shares or repay a portion of the credit utilized in order to maintain a coverage ratio of 3.25, or provide alternative collateral acceptable to SVB. On April 24, 2012, we drew down $5 million of the facility against a pledge of 1,130,000 shares of Given Imaging, then representing approximately 3.6% of Given Imaging. In August 2012, we prepaid an amount of $1 million to SVB. As of December 31, 2012 and as of March 8, 2013, the coverage ratio was approximately 4.9 and 4.5 respectively. The agreement with SVB was incorporated by reference to the Annual Report on Form 20F for 2011 as Exhibit 4.4 thereto.

Services Agreement with DIC

In April 2009, we entered into the Services Agreement with DIC which was renewed for an additional three years with effect from May 1, 2012. For more information see "Item 7—Major Shareholders and Related Party Transactions – Related Party Transactions." and the amendment to Services Agreement listed as Exhibit 4.2 to this Annual Report.

Agreement with Rafael

In December 2007, we, DEP, RDC and Rafael signed an addendum agreement, or the Addendum, effective as of January 1, 2008 which amended the existing agreement between the parties pertaining to the first exclusive rights granted to RDC to commercialize certain technologies of Rafael. RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions. Rafael undertook not to establish an entity similar to or competitive with RDC and we (together with DEP) undertook not to establish a similar or competing entity to RDC inasmuch as such entity is an Israeli entity engaged in the military-security field and is a competitor of Rafael. We (together with DEP) are committed to make further investments of $0.75 million in RDC for each company that will be established by RDC based on Rafael's technologies. In addition, RDC granted Rafael an option to receive from RDC 3% of the shares of each new company that would be established by RDC based on Raphael's technologies. DEP will be entitled to receive certain management fees from RDC in respect of each new company that shall be established, insofar as it shall be sold, merged or its securities offered to the public, and upon the fulfillment of certain conditions. Raphael may cooperate with a third party for the purpose of commercialization of military products with an operating partner (which is not a financial body) and for the purpose of commercialization of “mature” products, as defined in the Addendum, outside of the military segment, a significant part of the development of which has been completed by Rafael. Insofar as Rafael shall seek to cooperate with a financial body with respect to “mature” products, it is required to also approach us, together with DEP at the same time. In cases in which Rafael shall cooperate with a third party in connection with the sale or marketing of products in the fields of business of RDC and in respect of which RDC has no rights, we will be able, and alternatively RDC will be able, to participate in approximately 10% of the said cooperation (subject to the third party’s consent. In the event that Rafael is approached by a third party financial partner with a proposal for a new project, RDC will be entitled to cooperate with Rafael instead of such third party and will pay Rafael the consideration offered by such third party. If such third party is not a financial partner, RDC will be entitled to cooperate with such third party instead of Rafael and Rafael will be entitled to receive 3% of the shares of the company established. DEP is entitled to assign its rights and obligations in the agreement to any company, which controls, controlled by or in under the common control with DEP as long as we remain liable for our obligations thereunder. This Addendum is incorporated as Exhibit 4.4 hereto by reference to the Annual Report year ended December 31, 2007 filed with the SEC on June 30, 2008

D.Exchange Controls

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

E.Taxation

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

Following the recommendations, in December 2011, the Law for Tax Burden Reform (Legislative Amendments) 2011 was passed. (See below for further details). Amongst other things, under this law, commencing from January 2012, the tax rate on capital gains, interest and dividends by individuals was increased by 5% (for example, the tax rate on capital gains from the sale of shares was increased from 20% or 25%, to 25% or 30%, respectively), and furthermore the scheduled progressive reduction in the corporate tax rate, which was expected to decrease by 2016 to a rate of 18%, was cancelled, and was increased to 25%.

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

Law for the Encouragement of Capital Investments, 1959

From time to time, certain operations of our group companies have been granted "Approved Enterprise" or "beneficiary enterprise" or "Preferred Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law.

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

Reform (Amendment) of the Encouragement of Capital Investment Law

        In April 2005, an amendment to the Investment Law came into force that revamps the Israeli tax incentives for future industrial and hotel investments. A tax "holiday" package can now be elected for up to 15 years for a “Privileged Enterprise” as defined in this amendment, if certain conditions are met, without needing to obtain approval. The extent of the tax benefits available depends mainly upon the level of foreign investment and the geographical location of the "Privileged Enterprise".

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

As of December 31, 2012, the above amendment had no impact on our deferred tax balance.

        A recent amendment to the Investment Law became effective on November 12, 2012 and provides temporary tax relief on the amount of tax which should have been paid on distributable tax exempt earnings in order to encourage companies to pay the reduced taxes during the following 12 months. Pursuant to the amendment, companies may elect by November 11, 2013 to pay a reduced corporate tax rate with respect to undistributed exempt Approved or Privileged income, accumulated up until December 31, 2011. An election to release a greater amount of the total accumulated exempt earnings will result in a higher relief from the corporate income tax, reflecting a tax rate ranging from 6% to 17.5%.

The reduced corporate tax is payable within 30 days of making the election. Following the payment of the reduced corporate taxes, companies that elect to adopt the amendment will be entitled to distribute dividends from such income, without being required to pay any further corporate taxes with respect to such dividends. The amendment does not require an actual distribution of the retained earnings, nor does it provide any relief from the dividend withholding tax. Companies that have made this election must make certain qualified investments in Israel over the five year period commencing 2013. Companies that have elected to apply the amendment cannot withdraw from the election.

        The Investment Law treats certain payments made by a company from cash resources derived from tax exempt income as a deemed dividend distribution event, triggering a corporate tax liability, at the regular Approved or Privileged income tax rates. Such payments include but are not limited to, repurchase of shares and payments made to substantial shareholders as defined in the Law. The above amendment to the Law stipulates that investments in subsidiaries including in the form of acquisition of subsidiaries from an unrelated party, may also be considered as a deemed dividend distribution event, thus increasing the risk of triggering a deemed dividend distribution event and therefore a potential tax exposure. The Israeli Income Tax Authority interpretation is that this provision applies retroactively to investments and acquisitions made prior to the amendment.

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

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31, 2002 is taxed at the marginal rate of up to 48% for individuals (in 2011 and 2012) and 24% and 25% for corporations in 2011 and 2012, respectively. Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets (including non traded shares) acquired after that date has been reduced to 24% in 2011 and 25% in 2012 with respect to companies and 20% and 25% with respect to individuals in 2011 and 2012, respectively; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after the date that the asset was held. In addition capital gains accrued from assets acquired before January 1, 2012 are subject to a blended tax rate based on the relative periods of time before January 1, 2012 and after.

Under current law, as of January 1, 2006, the Israeli tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% in 2011 and 25% in 2012 for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%.

Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25% in 2011 and 30% in 2012. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares, unless such companies were subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of an amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 24% in 2011 and 25% in 2012. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). In such case the taxable real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the event the above mentioned calculation creates a loss, such loss can only be offset against a capital gain from other traded securities according to the provisions of the Israeli law. The amount of the loss is limited to the difference between the adjusted average value and the value of the shares at the date of sale.

Employee Stock Options

Effective from January 1, 2003, the Israeli tax law enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 45% tax in 2011 and 48% in 2012) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options were granted; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option) upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. (On the capital profit the optionee is not required to make payments to the National Insurance Institute and health tax.) In this track, on the capital profit, the Company may not recognize expenses pertaining to the options for tax purposes but may do so on the income portion. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options were granted; or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 45% tax in 2011 and 48% in 2012) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 20% or 25% on the capital profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date.

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

Controlling shareholders optionees are subject to income tax rate (according to the marginal tax rate of the optionee- up to 45% in 2011 and 48% in 2012) on the profit upon the sale of the underlying shares.

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

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel and capital gain as mentioned above. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 20% in 2011 and 25% in 2012 (25% in 2011 and 2012 `in case of, the seller holds directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. For example, the tax rate would be 12.5% if the non-resident is a company which holds 10% or more of our voting power (during the part of our tax year which precedes the date of payment of the dividend and during the entire prior tax year) which pursuant to the U.S.-Israel Tax Treaty. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States will be 25%. However, under the Investment Law, dividends generated by an Approved Enterprise in any case are taxed at the rate of 15%. In addition, if our ordinary shares are traded on the TASE (or listed on a recognized stock exchange outside of Israel), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax.

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

Taxation of Distributions on Ordinary Shares

Subject to the discussion below under "Tax Consequences If We Are a Passive Foreign Investment Company," a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated ordinarily as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution as described above under "Taxation of Non-Residents." Dividends that are received by U.S. holders that are individuals, estates or trusts may be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20% for tax years beginning on or after December 31, 2012), provided that such dividends meet the requirements of "qualified dividend income." For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is "readily tradable" on an established securities market in the United States or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend if (i) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (ii) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company" (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our ordinary shares in such taxable year or in the following taxable year would not be qualified dividends (see discussion of our PFIC status below under the heading "Tax Consequences If We Are a Passive Foreign Investment Company"). In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under "Tax Consequences If We Are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains are currently taxable to certain non-corporate taxpayers at a maximum rate of 15% for taxable years beginning on or before December 31, 2012 (). Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed as ordinary income (currently up to a maximum rate of 39.6%). The deductibility of capital losses recognized on the sale, exchange or other distribution of our ordinary shares is subject to certain limitations. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Medicare Tax

With respect to taxable years beginning after December 31, 2012, certain non-corporate U.S. holders will be subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which may include dividends on, or capital gains from the disposition of, our ordinary shares. U.S. holders are urged to consult their own advisors regarding the implications of the additional Medicare tax on their investment in our ordinary shares

Tax Consequences If We Are a Passive Foreign Investment Company ("PFIC")

We will be a PFIC if either (i) 75% or more of our gross income in a taxable year is passive income or (ii) the average percentage (by value) in a taxable year of our assets that produce, or are held for the production of, passive income, is at least 50%. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation's assets and as directly earning our proportionate share of the other corporation's income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed. In addition, if we are a PFIC, each U.S. holder will generally be required to file an annual report with the IRS.

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

We believe that in 2012 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our analysis is based, among other things, upon certain assumptions and methodologies with respect to the values that we have used, our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we hold, and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.

We cannot assure you that the IRS will not challenge our assumptions and methodologies. If the IRS were to successfully challenge such assumptions or methodologies, we could potentially be classified as a PFIC for 2012 or prior taxable years.

The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. As described above, the tests are impacted, by, among other factors, changes in value of our group companies which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies. Accordingly, there can be no assurance that we will not become a PFIC for the current fiscal taxable year ending December 31, 2013 or in any future taxable year. In the event of a sale of our shares in Given Imaging, if such event were to occur in 2013 or any other future year, we would need to evaluate the impact thereof on our PFIC status (see "Item 4 - Information on the Company- History and Development of the Company- DIC Considering Sale of Controlling Block of Given Imaging"). We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to “mark to market” the ordinary shares, or to become subject to the “excess distribution” regime.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

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

 a.   Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2012. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2012, our disclosure controls and procedures were: (1) designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officers and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

b.   Management's Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting for us and our subsidiaries. Based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, which was issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed our internal control over financial reporting as effective as of December 31, 2012.

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

d.   Changes in Internal Control Over Financial Reporting

No change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the year ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our principal accountants Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) in each of our previous two fiscal years:

	2011	2012
	(in thousands of U.S. $)

Audit Fees (1)	424	348
Tax Fees (2)	48	41
Audit-Related Fees(3)	20	-
All Other Fees (4)	15	5
Total	507	394

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

(3) Audit-Related Fees include fees billed for accounting consultations related to accounting, financial reporting or disclosure matters not classified as "Audit services";.

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

During the last two years, there were no purchases of equity securities by us and affiliated purchasers other than shares purchased for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance, a subsidiary of IDBD.

During the last two years, other than option exercises by former employees, in immaterial amounts, there have not been any investments in our share capital. There are no outstanding obligations to make additional investments in our share capital.

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
1.1
Articles of Association (English translation), consolidated version including amendments approved by the Company's shareholders on February 1, 2012 incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 13, 2012.

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

4.2	Amendment to Services Agreement dated as of May 1, 2012 by and between the registrant and Discount Investment Corporation Ltd.
4.3
Joint Venture Agreement, dated as of April 1993, among Discount Investment Corporation Ltd., PEC Israel Economic Corporation, Rafael Armament Development Authority Ltd. and Galram Technology Industries Limited (“Joint Venture Agreement”), incorporated by reference to Exhibit 10.4 to Amendment No. 5 to the Company’s Registration Statement on Form F-4, filed with the SEC on March 14, 2002.

4.4
Amendment to Joint Venture Agreement, dated December 30, 2007, incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20F for the year ended December 31, 2007 filed with the SEC on June 30, 2008.

4.5	Loan Agreement dated November 9, 2011 between the Company and Silicon Valley Bank incorporated by reference to Exhibit 2 to the Company's Schedule 13D/A filed with the SEC on March 8, 2012.
8.1	List of subsidiaries.
11.1	Code of Ethics, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2004.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd., dated March 10, 2013.
15.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Pocared Diagnostics Ltd., dated March 10, 2013.
15.3	Consent of Somekh Chaikin, a member firm of KPMG International for Given Imaging Ltd., dated March 7, 2013.

*	This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 10, 2013	ELRON ELECTRONIC INDUSTRIES LTD.

	By:	/s/ Ari Bronshtein
	Name:	Ari Bronshtein
	Title:	Chief Executive Officer

By:	/s/ Yaron Elad
Name:	Yaron Elad
Title:	Vice President & Chief Financial Officer

Elron Electronic Industries Ltd. Consolidated Financial Statements For the Year Ended December 31, 2012

Elron Electronic Industries Ltd.

Consolidated Financial Statements for the Year Ended December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited Elron Electronic Industries Ltd.’s (the "Company") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 10, 2013 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 10, 2013	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated statements of financial position of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of certain associates, the investment in which, at equity, amounted to $ 57.3 million and $ 50.8 million as of December 31, 2012 and 2011, respectively, and the Company's equity in their earnings amounted to $ 4.4 million, $ 2.2 million and $ 4.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other the auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and  2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and with the provisions of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 2010.

Without qualifying our above opinion, we hereby draw your attention to the matter discussed in Note 2.A.4 to the consolidated financial statements regarding the restatement of the financial statements for prior periods in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9 (2009), "Financial Instruments", commencing January 1, 2012.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2013 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 10, 2013	A Member of Ernst & Young Global

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position as of

		December 31	December 31
		2012	2011(*)
	Note	$ thousands

Current assets
Cash and cash equivalents	4	47,525	40,062
Other accounts receivable	5	3,834	25,334
Inventories		-	98

		51,359	65,494

Assets held for sale	7	-	3,155

Non-current assets
Investments in associates	3	113,217	111,680
Other investments measured at fair value	6	23,575	17,524
Other long-term receivables	8	3,832	5,308
Property, plant and equipment, net		177	246
Intangible assets, net	9	4,922	4,922

		145,723	139,680

Total assets		197,082	208,329

*)           Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position as of

		December 31	December 31
		2012	2011(*)
	Note	$ thousands

Current liabilities
Trade payables		237	656
Other accounts payable	10	2,601	4,337

		2,838	4,993

Long-term liabilities
Long term loans from banks and others	11	4,000	3,288
Royalty bearing government grants	12	864	954
Employee benefits		4	1
Long term taxes	17	4,457	5,010

		9,325	9,253

Equity attributable to the Company's shareholders	13
Issued capital		9,573	9,573
Share premium		190,709	190,378
Capital reserves		(9,868)	(8,470)
Accumulated Deficit		(28,374)	(17,872)

		162,040	173,609

Non-controlling interests		22,879	20,474

Total equity		184,919	194,083

Total liabilities and equity		197,082	208,329

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the consolidated financial statements: March 10, 2013

*)           Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Income

		For the year ended December 31
		2012	2011(*)	2010(*)
		$ thousands
	Note	(except for net income (loss) per share data)

Income
Income from sales		-	14,103	9,608
Gain from disposal and revaluation of investee companies and changes in holdings, net	16.A	39,426	34,605	165,449
Financial income	16.F	1,241	1,758	2,955
		40,667	50,466	178,012

Expenses
Cost of sales	16.B	-	5,823	3,948
Research and development expenses, net	16.C	6,869	18,184	18,209
Selling and marketing expenses	16.D	905	5,672	6,551
General and administrative expenses	16.E	7,190	10,474	13,577
Equity in losses of associates, net	16.G	8,357	10,374	10,863
Amortization of intangible assets		-	313	1,484
Financial expenses	16.F	2,052	4,173	3,031
Other expenses (income), net	16.H	(282)	9,560	3,136
		25,091	64,573	60,799

Income (loss) before taxes on income		15,576	(14,107)	117,213
Tax benefit (taxes on income)	17	262	(602)	(6,112)

Net income (loss)		15,838	(14,709)	111,101

Attributable to:
The Company's shareholders		4,357	(8,417)	66,333
Non-controlling interests		11,481	(6,292)	44,768

		15,838	(14,709)	111,101

Net income (loss) per share attributable to the Company's shareholders (in $)	18

Basic and diluted net income (loss) per share		0.09	(0.34)	2.17

*)           Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income

	For the year ended December 31
	2012	2011(*)	2010(*)
	$ thousands

Net income (loss)	15,838	(14,709)	111,101

Other comprehensive income (loss) (net of tax):
Gain (loss) from financial assets measured at fair value through other comprehensive income, net	(1,313)	(16,146)	3,930
Available-for-sale financial assets classified to the statement of income	-	782	-
Foreign currency translation differences of foreign operations	(54)	1,904	(1,269)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	80	(1,200)	-
Actuarial losses on defined benefit plan	-	(81)	(57)
Group's share of other comprehensive income (loss) of companies accounted for under the equity method	164	237	(212)

Total other comprehensive income (loss)	(1,123)	(14,504)	2,392

Total comprehensive income (loss)	14,715	(29,213)	113,493

Attributable to:
Company's shareholders	3,214	(23,433)	69,093
Non-controlling interests	11,501	(5,780)	44,400

	14,715	(29,213)	113,493

*)           Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital		Share Premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total Equity

	$ thousands

Balance at January 1, 2012 (*)	9,573		190,378	351	(10,013)	(29)	1,221	1,175	(19,047)	173,609	20,474	194,083

Total comprehensive income (loss)	-		-	-	(1,313)	29	-	-	4,498	3,214	11,501	14,715
Share-based payments in respect of awards issued by subsidiaries	-		-	-	-	-	-	-	-	-	492	492
Exercise of options into shares in a subsidiary	-		-	-	-	-	11	-	-	11	11	22
Expiration of share-based payments	-		-	-	-	-	-	(695)	695	-	-	-
Exercise of options into shares of the Company	**	)-	331	-	-	-	-	(89)	89	331	-	331
Purchase of shares of subsidiary from non-controlling interests	-		-	-	-	-	(303)	-	-	(303)	(111)	(414)
Dividend to equity holders of the Company	-		-	-	-	-	-	-	(15,000)	(15,000)	-	(15,000)
Dividend paid by a subsidiary to non-controlling interests	-		-	-	-	-	-	-	-	-	(8,871)	(8,871)
Change in non-controlling interests due to sale of a subsidiary	-		-	-	-	-	-	-	-	-	(439)	(439)
Investment in subsidiary by RDC	-		-	-	-	-	178	-	-	178	(178)	-

Balance at December 31, 2012	9,573		190,709	351	(11,326)	-	1,107	391	(28,765)	162,040	22,879	184,919

*)            Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.
**)          Less than $1.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling interests	Revaluation reserve from consolidation of subsidiaries	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Capital reserve for available for sale financial assets held for sale	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	$ thousands

Balance at January 1, 2011 (*)	9,573	190,378	351	150	1,398	(228)	80	3,960	1,194	(10,955)	195,901	23,569	219,470

Total comprehensive income (loss) (*)	-	-	-	-	(1,537)	199	-	(13,834)	-	(8,261)	(23,433)	(5,780)	(29,213)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	115	-	-	-	115	600	715
Expiration of share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	1,026	-	-	-	1,026	(1,026)	-
Expiration of share-based payment instruments	-	-	-	-	-	-	-	-	(19)	19	-	-	-
Reclassification of revaluation reserve in respect of acquisition of subsidiary achieved in stages	-	-	-	(150)	-	-	-	-	-	150	-	-	-
Increase in non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	-	-	469	469
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	1,378	1,378
Classification of non-current assets as held for sale	-	-	-	-	(9,874)	-	-	9,874	-	-	-	-	-
Non-controlling interests created due to initially consolidated companies	-	-	-	-	-	-	-	-	-	-	-	1,264	1,264

Balance at December 31, 2011 (*)	9,573	190,378	351	-	(10,013)	(29)	1,221	-	1,175	(19,047)	173,609	20,474	194,083

*)           Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital		Share Premium	Capital reserve for transaction with controlling shareholders	Revaluation reserve from consolidation of subsidiaries	Capital reserve for financial assets measured at fair value through other comprehens-ive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Capital reserve from classification of financial assets as held for sale	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity

	$ thousands
Balance at January 1, 2010 (*)	9,573		190,328	217	4,127	1,518	723	-	-	1,180	(81,210)	126,456	(4,378)	122,078

Total comprehensive income (loss) (*)	-		-	-	-	3,840	(951)	-	-	-	66,204	69,093	44,400	113,493
Share-based payments in respect of awards issued by subsidiaries	-		-	-	-	-	-	-	-	-	-	-	1,039	1,039
Expiration of share-based payments in respect of awards issued by subsidiaries	-		-	-	-	-	-	80	-	-	-	80	(80)	-
Share based payments	-		-	-	-	-	-	-	-	88	-	88	-	88
Exercise of options into shares of the Company	(**	)-	50	-	-	-	-	-	-	(74)	74	50	-	50
Purchase of options from non-controlling interests	-		-	-	-	-	-	-	-	-	-	-	(255)	(255)
Reclassification of revaluation reserve in respect of acquisition of subsidiary achieved in stages (***)	-		-	-	(3,977)	-	-	-	-	-	3,977	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary	-		-	-	-	-	-	-	-	-	-	-	641	641
Dividend to non-controlling interests	-		-	-	-	-	-	-	-	-	-	-	(14,997)	(14,997)
Capital reserve from transaction with controlling interests	-		-	134	-	-	-	-	-	-	-	134	-	134
Classification of non-current assets as held for sale	-		-	-	-	(3,960)	-	-	3,960	-	-	-	-	-
Change in non-controlling interests due to sale of a subsidiary	-		-	-	-	-	-	-	-	-	-	-	(2,801)	(2,801)

Balance at December 31, 2010 (*)	9,573		190,378	351	150	1,398	(228)	80	3,960	1,194	(10,955)	195,901	23,569	219,470

*)	Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.
**)	Less than $1.
***)	Mainly in respect with liquidation of Impliant Inc.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the year ended December 31
	2012	2011(*)	2010(*)
	$ thousands

Cash flows from operating activities
Net income (loss)	15,838	(14,709)	111,101

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	83	1,334	2,412
Financial expenses (income), net	(299)	(186)	1,777
Stock based compensation and changes in liability in respect of options	454	1,009	1,131
Accrued interest on loans from shareholders	-	-	742
Change in fair value of financial assets measured at fair value	1,407	60	(216)
Gain from sale of investments in available for sale financial assets	-	(543)	(28)
Loss from impairment of investments and financial assets	-	5,846	1,780
Loss from impairment of intangible assets	-	-	2,421
Loss from write down of inventory	-	3,953	1,075
Change in fair value of convertible debentures	-	669	1,331
Gain from disposal and revaluation of investee companies and changes in holdings, net	(39,426)	(34,605)	(165,449)
Equity in losses of associates, net	8,357	10,374	10,863
Taxes on income (tax benefit)	(262)	602	6,112
Other	(485)	850	(2,571)
	(30,171)	(10,637)	(138,620)

Changes in Assets and Liabilities:
Increase in trade receivables	-	(699)	(977)
Decrease (increase) in other accounts receivable	449	2,058	(591)
Decrease (increase) in inventories	99	(1,310)	(3,576)
Increase (decrease) in liabilities in respect of government grants	(507)	89	(1,282)
Increase (decrease) in trade payables	(165)	217	371
Increase (decrease) in other accounts payable	(1,306)	(1,859)	651
	(1,430)	(1,504)	(5,404)

Cash paid and received during the year for:
Taxes paid	(2,170)	-	(1,734)
Taxes received	1,734	-	770
Interest paid	(174)	(468)	(2,708)
Interest received	473	654	931
	(137)	186	(2,741)

Net cash used in operating activities	(15,900)	(26,664)	(35,664)

*)          Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the year ended December 31
	2012	2011(*)	2010(*)
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(57)	(958)	(1,267)
Investment in associates and other companies	(12,230)	(12,899)	(5,155)
Purchase of intangible assets	-	(9)	(216)
Proceeds from sale of property and equipment	6	27	78
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation (see Note 3.C.2.h)	51,651	13,139	107,395
Proceeds from sale of Starling's operation (see also Note 3.C.2.c)	2,745	8,201	-
Proceeds from sale of associates and other companies	2,218	286	5,062
Dividend received from associates	-	230	-
Proceeds from sale of financial assets measured at fair value	1,748	1,562	157
Acquisition of investments in subsidiaries less cash acquired	-	668	-
Investments in deposits	(930)	(26)	(285)
Proceeds from deposits	-	398	-

Net cash provided by investment activities	45,151	10,619	105,769

Cash flows from financing activities
Receipt of government grants	1,291	1,518	1,499
Repayment of government grants	-	(4,943)	(314)
Proceeds from exercise of options	331	-	50
Investment of non-controlling interests in subsidiaries	22	469	641
Award paid to CEO by controlling shareholders	-	-	134
Dividend paid to the Company's shareholders	(15,000)	-	-
Dividend paid to non-controlling interests	(8,871)	-	(14,997)
Purchase of shares and options from non-controlling interests	(414)	-	(255)
Repayment of long-term loans from shareholders	-	-	(16,279)
Receipt of long-term loans from banks and others	5,000	3,250	6,750
Repayment of other long-term loans and liabilities	(4,339)	(224)	(52,500)
Repayment of convertible debentures	-	(3,877)	(1,150)
Short-term credit from banks and others, net	-	1,858	(264)
Net cash used in financing activities	(21,980)	(1,949)	(76,685)
Exchange rate differences in respect of cash and cash equivalents	192	1,517	(1,628)
Increase (decrease) in cash and cash equivalents	7,463	(16,477)	(8,208)

Cash and cash equivalents as of beginning of the year	40,062	56,539	64,747

Cash and cash equivalents as of end of the year	47,525	40,062	56,539

*)           Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

The notes to the consolidated financial statements constitute an integral part thereof.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1- General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is a high technology operational holding company that focuses on building technology companies. Elron's group of companies includes companies at different stages of development operating in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange and Over-The-Counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv, Israel.

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.33% interest in the Company as of December 31, 2012.

As aforementioned, Elron's ordinary shares are also registered in the U.S. under Securities and Exchange Commission (SEC) rules, and as such, in addition to the reporting requirements under Chapter F of the Israel Securities Law (1968) applicable to reporting companies in Israel, the Company continues to comply with reporting requirements in accordance with U.S. applicable securities laws and regulations, as long as those apply to Elron.

These financial statements were approved by the Company's Board of Directors on March 10, 2013.

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

Other investments/Other companies - Companies in which the Company has invested and that are neither subsidiaries nor associates.

RDC - RDC Rafael Development Corporation Ltd.

Related parties - As defined in IAS 24 (Revised) with respect to "Related Parties".

Principal shareholders and Controlling shareholders - As defined in the Israel Securities Regulations (Preparation of Annual Financial Statements), 2010.

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

The Company's consolidated financial statements have been prepared on a cost basis, except for the following: derivative financial instruments, financial instruments measured at fair value, non-current assets held for sale, investments in associates accounted for using the equity method of accounting, deferred tax assets and deferred tax liabilities, employee benefit liabilities, employee call options over shares of investee companies and government grant liabilities.

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

4.	Early adoption of IFRS

The Company early adopted the first phase (Phase I) of IFRS 9 (2009), "Financial Instruments" ("the Standard" or "IFRS 9"), commencing January 1, 2012. The standard is a part of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement".

Until January 1, 2012, the Company's investments in shares of investee companies, which were not consolidated in the Company's consolidated statements and were not accounted for under the equity method, were accounted as available for sale financial assets in accordance with IAS 39. These assets were measured at fair value, and the changes in its' fair value were recognized in other comprehensive income. When an investment was derecognized or in the case of impairment, the cumulative gain or loss in the available-for-sale reserve was transferred to profit or loss.

The significant policies of IFRS 9 are detailed as part of the significant accounting policy, see also Note 2.F below. IFRS 9 is applied for financial assets that were not derecognized as of the date of initial application of the standard. For details regarding the investment in B.P.T. Bio Pure Technology Ltd. ("BPT")  and GigOptix Inc. (GigOptix), which are financial assets that were derecognized prior to the date of initial application of the standard, and were treated in accordance with IAS 39 as mentioned above (see Notes 6 and 7).

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

4.	Early adoption of IFRS (Cont.)

As permitted by the standard, the Company has elected to restate its financial statements as of December 31, 2011 and for each of the years ended December 31, 2011 and 2010, in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9, as if the policy had always been applied.

Effects of early adoption of IFRS 9 on the Company's financial statements:

Statements of financial position:

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands
As of December 31, 2011:

Investments in associates	111,405	275	111,680

Capital reserves	9,022	(17,492)	(8,470)

Accumulated deficit	(35,600)	17,728	(17,872)

Equity attributable to the Company's shareholders	173,373	236	173,609

Non-controlling interests	20,435	39	20,474

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

4.	Early adoption of IFRS (Cont.)

Statements of income:

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands (except for income (loss) per share data)
For the year ended December 31, 2011:

Gain (loss) from disposal and revaluation of investee companies and changes in holdings, net	35,815	(1,210)	34,605

Financial income	1,504	254	1,758

Financial expenses	3,859	314	4,173

Other expenses (income), net	19,434	(9,874)	9,560

Net income (loss)	(23,313)	8,604	(14,709)

Net income (loss) attributable to the Company's shareholders	(17,021)	8,604	(8,417)

Basic and diluted net income (loss) per share (in $)	(0.63)	0.29	(0.34)

For the year ended December 31, 2010:

Gain from disposal and revaluation of investee companies and changes in holdings, net	160,010	5,439	165,449

Financial income	2,739	216	2,955

Net income	105,446	5,655	111,101

Net income attributable to the Company's shareholders	60,678	5,655	66,333

Basic and diluted net income per share (in $)	1.98	0.19	2.17

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

4.	Early adoption of IFRS (Cont.)

Statements of comprehensive income:

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands
For the year ended December 31, 2011:

Loss from financial assets measured at fair value through other comprehensive income, net	(7,542)	(8,604)	(16,146)

Group's share of other comprehensive income (loss) of associates	(61)	298	237

Total other comprehensive loss	(6,198)	(8,306)	(14,504)

Total comprehensive income (loss)	(29,511)	298	(29,213)

Attributable to:

Company's shareholders	(23,689)	256	(23,433)

Non-controlling interests	(5,822)	42	(5,780)

For the year ended December 31, 2010:

Gain (loss) from financial assets measured at fair value through other comprehensive income, net	9,585	(5,655)	3,930

Group's share of other comprehensive loss of associates	(204)	(8)	(212)

Total other comprehensive income (loss)	8,055	(5,663)	2,392

Total comprehensive income (loss)	113,501	(8)	113,493

Attributable to:

Company's shareholders	69,100	(7)	69,093

Non-controlling interests	44,401	(1)	44,400

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

4.	Early adoption of IFRS (Cont.)

Statement of changes in equity:

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands
As of January 1, 2010:

Capital reserve for financial assets measured at fair value through other comprehensive income	5,000	(3,482)	1,518

Accumulated deficit	(84,679)	3,469	(81,210)

Equity attributable to the Company's shareholders	126,469	(13)	126,456

Non-controlling interests	(4,376)	(2)	(4,378)

Total equity	122,093	(15)	122,078

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

4.	Early adoption of IFRS (Cont.)

Presented hereunder are the effects of the change in significant accounting policies as a result of the initial application of the Standard on the Company's financial assets as of January 1, 2012 (the date of initial application of the Standard):

	Classification under IAS 39	Balance in financial statements according to IAS 39	Classification under IFRS 9	Balance in financial statements according to IFRS 9
	$ thousands
Financial assets

Cash and cash equivalents	Loans and receivables	40,062	Amortized cost	40,062
Other accounts receivable	Loans and receivables	23,284	Amortized cost	23,284
Other accounts receivable	Fair value through profit or loss	1,272	Fair value through profit or loss	1,272
Other long-term receivables	Loans and receivables	5,308	Amortized cost	5,308
Investment in shares	Available for sale financial assets held for sale	3,155	Financial asset at fair value through profit or loss held for sale	3,155
Investment in shares	Available for sale financial assets	14,898	Fair value through profit or loss	14,898
Investment in shares (1)	Available for sale financial assets	2,626	Fair value through comprehensive income	2,626

(1)
Mainly investment in Enablence Technologies Inc. ("Enablence") shares – As the investment in Enablence shares was not carried out as part of the Company's ordinary investment activities, and in light of the fact that Enablence's shares were received in the sale transaction of Teledata Networks Ltd., the Company decided to classify this investment under the group of financial assets that are measured at fair value through other comprehensive income.

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

Presented below is a description of the critical accounting estimates that were used in preparing the consolidated financial statements of the Company:

Legal claims

When assessing the possible outcomes of legal claims that were filed against the Company and its investee companies, the companies relied on the opinions of their legal counsel. The opinions of their legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. The results of the claims may be different from such estimates.

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

Valuation of intangible assets

The Company is required to allocate the purchase price of investee companies (other than in the acquisition of non-controlling interests that do not confer control) to the assets and liabilities of such investee companies on the basis of their estimated fair value. At times, the Company contracts independent valuation experts to assist in determining the fair value of such assets and liabilities. Such valuations require management to make significant estimates and assumptions. The material intangible assets that were recognized with the assistance of evaluators include customer relations, know-how, technology and in process research and development. Critical estimates that were used to estimate the useful life of such intangible assets include, inter alia, the estimated life of the customer relations and of the other intangible assets as well as anticipated market developments. Management's estimates regarding the fair value and useful life are based on assumptions considered reasonable by management, but are uncertain, and therefore the actual results may be different than anticipated by management.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

Deferred tax assets

Deferred tax assets are recognized for unused carryforward tax losses and temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. As of December 31, 2012 and 2011, the Group recognized a deferred tax liability as stated in Note 17.F.

Determining the fair value of unquoted financial assets and non-controlling interests

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy of IFRS 7 and of non-controlling interests in a business combination is determined using valuation techniques including an option-pricing model. The model's assumptions consist of the price of the underline asset, which is the value of the estimated company's equity, exercise price, expected volatility, expected life, expected dividend and risk-free interest rate. The price of the underline asset is determined based upon recent financing rounds, if any, or based upon projected future cash flows discounted at current discount rates applicable for items with similar terms and risk characteristics. The projected future cash flows and discount rates are subject to uncertainty and include consideration of inputs such as liquidity risk, credit risk and volatility. Further details are given in Notes 3 and 6.

Fair value of contingent consideration upon occurrence of certain events

Contingent consideration from sale of a business which is expected to be received upon occurrence of certain future events is initially recorded at fair value. Such fair value requires assumptions with respect to the occurrence and timing of future events and respective inflows, which may not be within the control of the Company. In the circumstances in which the fair value cannot be reliably determined due to significant variability in the range of reasonable fair value estimates for the contingent consideration, and since the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, the Company does not recognize the respective gain of this consideration, until sufficient information is obtainable, if at all.

C.	The operating cycle

The Company's operating cycle is 12 months.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

D.	Basis of consolidation

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

The non-controlling interest in respect of subsidiaries represents the non-controlling shareholders' share of the total comprehensive income (losses) of the subsidiaries and the net assets based on their fair values on the acquisition date of the subsidiaries. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. The non-controlling interest is presented as part of the Company's shareholders' equity in a separate amount.

A transaction with non-controlling interests, whether a sale or an acquisition, is accounted for as an equity transaction. As such, further acquisitions of non-controlling interests by the Company are recognized directly in equity (the Company has elected to record at capital reserves in respect of transaction with non-controlling interests). Any difference between the amount of the adjustment to non-controlling interest (reflecting the change in relative interest in the subsidiary) and the consideration paid or received by the parent on the change in holding is recognized directly as an increase in equity. When this difference is negative, it presents a decrease in equity (the Company has elected to record at capital reserves in respect of transaction with non-controlling interests). In disposal of equity interests while control is retained, an increase or decrease in equity (the Company has elected to record at capital reserve from transactions with non-controlling interests) is recognized for the amount of the difference between the consideration received by the Company and the carrying amount of the non-controlling interests in the subsidiary which has been added to the Company's equity, taking into consideration realization of goodwill attributed to the subsidiary, if any, and capital reserves resulting from comprehensive income (loss), in accordance with the decrease in holdings in the subsidiary.

The Company has elected that in a business combination achieved in stages, equity rights in the acquiree that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date at fair value and included in the acquisition consideration by recognizing the gain or loss resulting from the fair value measurement, including amounts whose recognition in other comprehensive income was deferred.

For every business combination the Company examines whether to measure non-controlling interests and goodwill on the basis of full fair value or according to the proportionate part acquired of the fair value of the identifiable assets, net on the date of acquisition.

Contingent consideration in a business combination is measured at fair value and changes in the fair value of the contingent consideration, which do not represent adjustments to the acquisition cost in the measurement period, are not recognized as goodwill adjustments. If the contingent consideration is classified as a financial derivative, it will be measured at fair value through profit or loss.

Direct acquisition costs attributed to a business combination transaction are recognized in the statement of income as incurred rather than as part of the acquisition cost.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

When the Group loses control over a company, it measures and recognizes its remaining investment at fair value. Any difference between the carrying amount of the former company under common control as of the date on which common control ceases and the fair value of any remaining investment and any consideration from disposal is recognized in profit or loss. If the remaining investment is subject to significant influence, it is treated as an investment in an associate.

E.	Functional currency and foreign currency

1.	Functional currency and presentation currency

The consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand, unless stated otherwise.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Group entity. The functional currency of most of the investee companies is the U.S. dollar.

When a Group entity's functional currency differs from the Company's functional currency, that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements.

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

Monetary assets and liabilities linked to the changes in the CPI are adjusted at the relevant index at each reporting date according to the terms of the agreement. Linkage differences arising from the aforementioned adjustment are recognized in the statement of income.

F.	Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments include cash and cash equivalents, other receivables, investments in equity instruments and debt instruments in other companies, loans and credit received, and trade and other payables.

Financial assets:

1.	Initial recognition

Financial instruments are recognized initially at fair value plus any directly attributable transaction costs, unless they are subsequently measured at fair value.

2.	Subsequent measurement

After the initial recognition, the Company measures its financial assets at amortized cost or at fair value, as follows:

a)	Financial assets measured at amortized cost (including debt instruments)

In subsequent periods, a financial asset is measured at amortized cost, using the effective interest method while deducting any impairment losses, if both of the following conditions are met:

-	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

b)	Financial assets measured at fair value

Financial assets that are equity instruments are measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis.

If the equity instruments are held for trading, they must be measured at fair value through profit or loss.

With regard to financial assets measured at fair value through other comprehensive income, gains, losses and impairment are not recognized in the statement of income, even upon disposal. Changes in fair value of these assets are credited to "Reserve from financial assets measured at fair value through other comprehensive income". Income from dividends from these assets is recognized in the statement of income, unless it clearly represents return of part of the investment's cost.

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

Financial liabilities:

The Group has the following non-derivative financial liabilities: credit and loans from banks, and trade and other payables. Financial liabilities are recognized initially on the trade date. Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

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

Financial liabilities designated at fair value through profit or loss, including derivatives, are measured at fair value at every reporting date, and changes in value are recognized in the statement of income. The Company designated convertible debentures issued by a subsidiary as measured at fair value through profit or loss, until the date they were fully prepaid in 2011 (see Note 3.C.2.c)).

Offset between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Fair value

The fair value of financial assets measured at fair value is determined with reference to their quoted closing bid price as of the reporting date, and in the absence of such a quoted price, by other appropriate valuation methods (see also Note 2.B).

G.	Associates accounted for using the equity method of accounting

Associates are those entities in which the Company has significant influence or the ability to significantly influence the financial and operating policies, but control was not achieved. In assessing whether or not the Company has significant influence over an entity, the Company takes into consideration ownership of potential voting rights that are immediately exercisable, directly or through subsidiaries, and their impact. Associates are accounted for using the equity method of accounting. The Company's consolidated financial statements include the Group's share of the income and expenses of equity accounted investees, after adjustments required to align the accounting policies with those of the Group for uniform accounting policies, from the date that significant influence commences until the date that significant influence ceases. In addition, the financial statements of the Company and of the associates are prepared as of the same dates and periods.

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

Excess cost of associates is presented as part of the investment. Goodwill relating to the acquisition of an associate is initially measured as the excess cost of an investment in an associate over the Company's interest in the fair value of the group company's identifiable assets (including identifiable intangible assets) net of the fair value of its identifiable liabilities (after the allocation of taxes). Excess cost allocated in an associate to identifiable assets and identifiable liabilities having a finite useful life is amortized according to the said useful life. Goodwill is not systematically amortized, and evaluated for impairment as part of the investment in the associate as a whole.

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

When the Company loses its significant influence in an associate previously treated at equity, the remaining investment is revalued to its fair value on the date when significant influence is lost and is accounted for as an investment measured at fair value. The Company recognizes in profit or loss any difference between the fair value of any retained investment and any proceeds from disposing of the part interest in the associate, and the carrying amount of the investment at the date when significant influence is lost.

Upon an increase in the equity interest in an associate while retaining significant influence in the associate, the Company applies the purchase method in respect of the interest acquired while the previous carrying amount of investment in the associate remains unchanged.

H.	Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation, less accumulated impairment losses, if any, and excluding day-to-day servicing expenses.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful lives of the property, plant and equipment.

The estimated useful lives for the current and comparative periods are as follows:

Computers, office furniture and equipment	3-17 years (mainly 3 years)
Motor vehicles	7 years

I.	Intangible assets

1.	Research and development

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

d.
The amortization period of intangible assets having a finite useful life is determined according to the expected future economic benefits from the assets in each period, on the basis of estimated useful life of each group of assets. As for the testing of impairment, see Note 2.J.2 below.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

A summary of the policies applied to the Group's intangible assets is as follows:

	Technology and development in process *	Agreement with Rafael**
Useful lives	Not yet determined	Indefinite
Amortization period	***	Not amortized
Internally generated or acquired	Acquired	Acquired

*	Mainly technology and development in process acquired in business combinations.
**	As a result of the agreement with Rafael Advanced Defense Systems Ltd. ("Rafael") - see Note 3.C.2.a).

***
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

Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired (see also Note 2.J). The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable.

J.	Impairment

1.	Financial assets carried at amortized cost

The Company assesses at each reporting period whether there is any objective evidence of impairment. There is objective evidence of impairment whenever one or more events has occurred after initial recognition that has a negative impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulties and default on interest or principal payments. The amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate. In subsequent periods, the previously recognized impairment loss is reversed when the increase in value can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal is credited to the statement of income up to the amount of the previously recognized impairment loss.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

2.	Non-financial assets

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets (other than deferred tax assets and employee-benefit-related assets) whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statement of income.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (less depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The impairment loss is carried to profit or loss.

The following criteria are applied in assessing impairment of associate:

After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the investment in associates. The Company examines at each reporting period whether there is objective evidence that the value of the investment in the associate is impaired. Such evidence may include general market data, a decline in the stock market prices, recurring losses, the industry in which the investees operate, failure of research and development efforts, a significant deviation from the business plan, excess cost included in the investments, rounds of financing at an amount below the cost basis of the investment and other parameters. The test of impairment is carried out with reference to the entire investment, including the goodwill attributed to the associate. The loss, or its reversal, is recognized in the statement of income under line item other expenses, net.

K.	Non-current assets held for sale

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

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

L.	Employee benefits

1.	Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans and defined benefit plans.

a)	Defined contribution plans

Most of the subsidiaries have defined contribution plans, in accordance with Section 14 of the Israeli Severance Pay Law, whereby the subsidiaries make regular payments therein without it being legally or constructively liable to make additional payments even if sufficient amounts are not accumulated in the fund to pay all the benefits due to an employee relating to his/her service in the current and prior periods. Deposits in defined contribution plans in respect of severance pay or annuities, are recognized as an expense at the time the deposit is due to the plan concurrent with receipt of the services from the employee and no further provision is required in the consolidated financial statements.

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

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or implicit obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

M.	Share-based payment transactions

The cost of equity-settled transactions with employees and others is measured at the fair value of the equity instruments granted at grant date.

The fair value of share-based payments on the grant date is recognized as an expense, with a corresponding increase in retained earnings, over the period in which the relevant employees become fully entitled to the award. The amount recognized as an expense, taking the vesting terms into account, consisting of service terms and performance terms other than market terms, is adjusted to reflect the actual number of share options that are expected to vest.

Options granted to employees for the purchase of shares of investee companies are measured at each reporting period at fair value in accordance with the Black and Scholes model. The fair value of the options is recognized as a liability. Any changes in this liability are recognized as an expense under line item general and administrative expenses in profit or loss.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

N.	Provisions

A provision is recognized when the Group has a present obligation, legal or constructive, as a result of a past event and a reliable estimate can be made of the amount of the obligation and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

O.	Revenues

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

P.	Cost of sales

1.	Cost of sales includes expenses for loss, storage and conveyance of inventories to the end point of sale.

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

Q.	Leases

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

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

R.	Taxes on income

Taxes on income in the statement of income comprise current and deferred taxes. The tax results in respect of current or deferred taxes are carried to the statement of income except to the extent that the tax arises from items which are recognized directly in equity or in other comprehensive income.

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

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Simultaneously, temporary differences (such as carryforward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability is probable.

Taxes that would apply in the event of the sale of investments in investee companies have not been taken into account in computing the deferred taxes, as long as the sale of the investments in investee companies is not expected in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investee companies as dividend have not been taken into account in computing the deferred taxes, since the distribution of a dividend does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividend that triggers an additional tax liability.

Deferred taxes are offset in the statement of financial position if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

S.	Government grants

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

T.	Earnings (loss) per share

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

U.	Presentation of financial statements

The Company has elected to present comprehensive income using two statements: a statement of income and a statement of comprehensive income, which presents, in addition to net income (loss) from the statement of income, all of the items recognized in other comprehensive income.

The Company has elected to present the statement of income using the nature of expense method. Furthermore, the Company presents a statement of changes in equity immediately after the statement of comprehensive income instead of in the notes. The statement includes changes in equity resulting from transactions with the parent company in its capacity as a controlling shareholder.

The Company presents the changes between the opening and the closing balances of each component of other comprehensive income in the notes accompanying the annual financial statements, see Note 13.F.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

V.	Examination the significance of evaluations of assets and obligations for disclosure or inclusion

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

In accordance with the ISA's Position, the Company applies also the “Representative Profit” test (i.e., profit for four quarters, calculated on the basis of average absolute values of the quarterly profit / loss attributable to shareholders of the Company for each of the 12 previous quarters) representing an accepted measurement tool for examining the results of holding companies of the Company's category. Representative Profit measurement assists the Company in examining significance and negligibility also in other contexts.

W.	Disclosure of new IFRS standards in the period prior to their adoption

IAS 1 - Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1, regarding presentation of items of Other Comprehensive Income ("OCI"). According to the amendment items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. The amendment is effective for annual periods beginning on or after January 1, 2013. The amendment will be applied retrospectively. The necessary disclosures will be included in the Company's consolidated financial statements in 2013.

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

Simultaneously, the IASB issued amendments to IFRS 7 ("the amendments to IFRS 7") regarding the offsetting of financial assets and liabilities. According to the amendments to IFRS 7, the Company is required, among others, to provide disclosure of rights of set-off and related arrangements, the composition of amounts that are set off, and amounts subject to enforceable master netting arrangements that do not meet the offsetting criteria of IAS 32.

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

The Company has not yet evaluated the standard adoption's possible impact on its financial statements.

A suite of new accounting standards regarding consolidation of financial statements and other issues

The IASB issued a new suite of new accounting standards regarding consolidation of financial statements and related issues. The new suite of standards replaces existing standards regarding consolidation of financial statements and joint arrangements and includes a number of changes with respect to investments in associates. The new standards are applicable retrospectively for annual periods beginning on or after January 1, 2013. The standards include easier transition guidance at the time of first time application.

Presented hereunder is a summary of the new standards that were issued:

1.
IFRS 10Consolidated Financial Statements ("IFRS 10") - IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation – Special Purpose Entities with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements (IAS 27R (Revised 2011), Separate Financial Statements). IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it. According to the model, an investor controls an investee when it is (1) exposed, or has rights, to variable returns from its involvement with that investee, (2) has the ability to affect those returns through its power over that investee and (3) the ability to use its power over the investee by affecting the investor's return. In addition, IFRS 10 states that 'De facto' power should be considered when assessing control and could require consolidation.

W.	Disclosure of new IFRS in the period prior to their adoption (Cont.)

When assessing control, all substantive potential voting rights will be taken into account. The structure, reasons for existence and conditions of potential voting rights should be considered.

2.	IFRS 11Joint Arrangements ("IFRS 11") - IFRS 11 replaces the requirements of IAS 31 Interests in Joint Ventures and amends part of the requirements in IAS 28 Investments in Associates.

3.
IAS 28R,Investments in Associates and Joint Ventures ("IAS 28R") - IAS 28R replaces the requirements of IAS 28 Investments in Associates, as a result of the publication of IFRS 11, as mentioned above. IAS 28R states, among other things, that IFRS 5 applies on an investment, or a portion of an investment, in an associate or a joint venture, that meets the criteria to be classified as held for sale. Until the disposal of the portion of the investment that has been classified as held for sale, the equity method continues to be applied on the portion of the investment that has not been classified as held for sale.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

4.
IFRS 12Disclosure of Involvement with Other Entities ("IFRS 12") - IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and unconsolidated structured entities.

Amendments to IFRS 10, IFRS 11 and IFRS 12 - Consolidated Financial Statements, Joint Arrangements, Disclosure of Interests in Other Entities:

In July 2012, the IASB issued amendments to IFRS 10, "Consolidated Financial Statements" ("IFRS 10"), IFRS 11, "Joint Arrangements" ("IFRS 11") and IFRS 12, "Disclosure of Interests in Other Entities" ("IFRS 12") (collectively, "the amendments").

The amendments provide relief in the application of the transition guidance in IFRS 10, IFRS 11 and IFRS 12 and permit adjustment of comparative data for only one year.

The Company estimates that these standards and amendments are not expected to have a material impact on its financial statements.

IFRS 13 - Fair Value Measurement ("IFRS 13")

In May 2011 the IASB issued IFRS 13. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value. IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. The Company estimates that this standard is not expected to have a material impact on its financial statements.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees

A.	Investments in associates accounted for using the equity method of accounting:

1.	Composition

	December 31	December 31
	2012	2011(*)
	$ thousands
Carrying amount of the shares and loans in the statement of financial position (1)	114,260	112,723
Less - provision for impairment	1,043	1,043
Total	113,217	111,680
(1) The carrying amount of the shares and loans includes:
Allocated excess of cost	27,160	38,900
Goodwill (**)	20,151	20,569
	47,311	59,469

(*)	Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.
(**)	Goodwill is part of the investment in Given Imaging Ltd. No impairments were recorded in respect of this investment.

According to the Company's accounting policy as described in Note 2.G above, the aggregate equity in losses not recognized by the Company, amounted to a total of approximately $700 from the date of acquisition until December 31, 2012 (not including companies that as of the reporting date were not held by the Company) and a total of approximately $400 for the year ended December 31, 2012 (and as for companies held by the Company as of December 31, 2011- approximately $4,350 from the date of acquisition through December 31, 2011).

See Note 16.G for further details with respect to losses in respect of associates for the years ended December 31, 2012, 2011 and 2010.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

2.	Summarized data of the financial statements of associates, unadjusted to the Group's percentage of holdings (*)

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests
	$ thousands
As of December 31, 2012
Given Imaging Ltd.	155,570	117,537	273,107	36,814	6,483	43,297	229,810	-
NuLens Ltd.	998	619	1,617	565	4,374	4,939	(3,322)	-
BrainsGate Ltd.	15,503	164	15,667	2,337	1,262	3,599	12,068	-
Cartiheal (2009) Ltd. (**)	4,136	138	4,274	221	2,148	2,369	1,905	-

As of December 31, 2011
Given Imaging Ltd.	152,213	95,533	247,746	37,138	6,689	43,827	203,628	291
NuLens Ltd.	1,034	999	2,033	734	936	1,670	363	-
BrainsGate Ltd.	8,079	274	8,353	2,290	621	2,911	5,442	-

	Revenues	Gross profit	Operating profit (loss)	Profit (loss) from continuing operations	Profit (loss) for the year	Profit (loss) attributable to shareholders of the company	Profit (loss) attributable to non-controlling interests
	$ thousands
2012
Given Imaging Ltd.	180,501	136,834	13,295	15,022	15,022	15,115	(93)
NuLens Ltd.	-	-	(3,245)	(6,707)	(6,707)	(6,707)	-
BrainsGate Ltd.	-	-	(6,207)	(6,067)	(6,067)	(6,067)	-
Cartiheal (2009) Ltd. (**)	-	-	(1,827)	(1,698)	(1,698)	(1,698)	-

2011
Given Imaging Ltd.	177,955	136,506	12,293	7,632	7,632	7,441	191
NuLens Ltd.	-	-	(4,409)	(5,030)	(5,030)	(5,030)	-
BrainsGate Ltd.	-	-	(7,536)	(7,605)	(7,605)	(7,605)	-

2010
Given Imaging Ltd.	157,809	120,149	7,718	12,789	12,789	13,079	(290)
NuLens Ltd.	-	-	(5,256)	(5,247)	(5,247)	(5,247)	-
BrainsGate Ltd.	-	-	(9,263)	(9,485)	(9,485)	(9,485)	-

(*)	The information presented does not include excess cost and goodwill.
(**)	The first investment in Cartiheal (2009) Ltd. took place in July 2012, see Note 3.C.1.e). The results presented in this note refer to 2012.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

3.	Additional information about associates that are held directly by the Company in conformity with the Israeli Securities Regulations (Annual Financial Statements), 2010

a)	General information

	Country of	Equity interest and voting	Amounts made available to the associate		Carrying amount		Stock	Fair
	incorporation	rights (1)	Loans	Guarantees	(2)		exchange	value
		%	$ thousands

As of December 31, 2012:
Given Imaging Ltd. (3)	Israel	21.89	-	-	105,714	(4)	(5)	165,350	(6)
NuLens Ltd.	Israel	34.72	3,704	-	-		unquoted	unquoted
BrainsGate Ltd.	Israel	29.90	-	-	2,958		unquoted	unquoted
Pocared Diagnostics Ltd.	Israel	40.84	-	-	1,830		unquoted	unquoted
Cartiheal (2009) Ltd.		23.86	-		1,864
PLYmedia Inc.	United States	27.22	-	-	-		unquoted	unquoted

			3,704	-	112,366			165,350
As of December 31, 2011:
Given Imaging Ltd. (3)	Israel	22.34	-	-	104,365	(4)	(5)	164,972	(6)
NuLens Ltd.	Israel	34.72	1,042	-	(724)		unquoted	unquoted
BrainsGate Ltd.	Israel	27.26	-	-	421		unquoted	unquoted
Pocared Diagnostics Ltd.	Israel	40.84	-	-	4,989		unquoted	unquoted
PLYmedia Inc.	United States	27.96	-	-	-		not listed	unquoted
Aqwise – Wise Water Technologies Ltd. (7)	Israel	34.03	341	-	2,629		unquoted	unquoted
Atlantium Technologies Inc. (8)	United States	23.44	-	-	-		unquoted	unquoted

			1,383	-	111,680			164,972

(1)	Reflects the Company's ownership interests in the ordinary shares and the preferred shares of the investee companies on an as-converted-basis, and does not take full dilution into account.
(2)
The Company's investment is calculated based on the consolidated financial statements as the net aggregate amount attributable to the Company's shareholders of total assets less total liabilities, including goodwill, excess cost allocated and loans.

(3)
Elron's direct holding. As of December 31, 2012, Elron additionally holds 8.57% of Given Imaging Ltd. ("Given") through RDC, such that Elron's effective holding including RDC's holding is 26.18% (as of December 31, 2011, 26.72%). DIC together with the Company and RDC hold approximately 46% of the issued and outstanding shares of Given as of December 31, 2012.

(4)	Represents the consolidated carrying amount of Elron and RDC. Elron's direct carrying amount in Given is $89,562.
(5)	Publicly traded on the Tel Aviv Stock Exchange (TASE) in Israel and on the NASDAQ in the United States.
(6)	Represents the consolidated value of Elron and RDC's share in the fair value of Given.
(7)	A portion of the investment was sold in 2012, so that Aqwise – Wise Water Technologies Ltd. ("Aqwise") ceased being an associate. see also Note 3.C.1.f).
(8)	A portion of the investment was sold in 2012, so that Atlantium Technologies Inc. ("Atlantium") ceased being an associate.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

b)	Information about the convertible securities of associates that are held directly by the Company (*)

Certain of the Company's associates have issued warrants and/or share options to employees and others. The following data details the warrants' and share options' possible impact on Elron's holdings in these companies as of December 31, 2012:

	Vesting period	Elron's holding before exercise in share capital	Elron's holding after exercise in share capital
		%	%
Given Imaging Ltd. (1)	2013-2016	21.89	18.71
NuLens Ltd.(2)	2013-2021	34.72	29.84
BrainsGate Ltd.	2013-2022	29.90	26.82
Pocared Diagnostics Ltd.	2013-2018	40.84	36.97
Cartiheal (2009) Ltd.	2013-2022	23.86	28.47
PLYmedia Inc.	2013-2022	27.22	21.38

(1)	Elron's direct holding. Elron's effective holding including RDC's holding after exercise is 22.38%.
(2)
NuLens Ltd. ("NuLens") has convertible loans, which may be repaid or converted into shares if certain conditions are met. Since the amount of the shares issuable upon conversion is determined only at the time of actual conversion, these convertible loans were not taken into account in determining the holding rate after exercise. See Section C.1.d below.

(*)	Not including companies under liquidation proceedings.

c)	Inclusion of the financial statements of associates accounted for under the equity method of accounting

The Company is enclosing the financial statements of Pocared Diagnostics Ltd. ("Pocared") to these financial statements.

The Company did not enclose the financial statements of Given, a material associate, in the financial reports submitted in Israel, as it reports in accordance with the reporting obligations under Chapter E3 of the Israel Securities Law (1968).

The Company did not enclose the financial statements of BrainsGate Ltd. ("BrainsGate"), NuLens and Cartiheal (2009) Ltd. ("Cartiheal") even though the amount included in the profit or loss in respect of the investment in these companies constituted more than 20% of the absolute value of the net income attributed to the Company's shareholders, as this condition was not met in the previous year and is not expected to be met in the next year.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Subsidiaries

1.	Additional information about subsidiaries that are held directly by the Company

Directly held subsidiaries (including through fully owned corporate companies)

	Country	Equity interest		Amounts made available to				Fair
	of	of Group	Direct equity interest	the subsidiary		Carrying	Stock	Value
	incorporation	(1)	of the Company (1)	Loans	Guarantees	amount	exchange	(5)
		%		$ thousands
As of December 31, 2012:
RDC Rafael Development Corporation Ltd. (2)	Israel	50.10	-	-	-	19,858	unquoted	-
NaviTrio Ltd.	Israel	80.00	80.00	-	-	291	unquoted	-

As of December 31, 2011:
RDC Rafael Development Corporation Ltd. (2)	Israel	50.10	-	3,288	-	17,276	unquoted	-
Starling Advanced Communications Ltd. (3) (4)	Israel	82.98 (5)	38.55	43,084	-	3,197	Tel Aviv Stock Exchange	1,754
NaviTrio Ltd.	Israel	80.00	80.00	-	-	796	unquoted	-

(1)	Reflects the Company's ownership interests in the ordinary shares and the preferred shares of the investee companies on an as-converted-basis, and does not take into account full dilution.
(2)	Held through fully owned corporate company, DEP Holding Technology Ltd ("DEP").
(3)	Includes holding through RDC, unadjusted to account for Elron's holding in RDC (see also Annex to the Financial Statements - Details relating to investments as of December 31, 2012).
(4)	Starling was liquidated during 2012. See Section C.2.c below.
(5)	Elron's share in addition to RDC's share in Starling's equity. See Section C.2.a below.

2.	Dividend received from subsidiaries (including through fully owned corporate companies):

	Year ended December 31,
	2012	2011	2010
	$ thousands

RDC Rafael Development Corporation Ltd. (1)	8,907	-	15,003
Elbit Ltd. (2)	-	1,108	278
DEP Technology Holdings Ltd. (3)	9,128	16,598	-

	18,035	17,706	15,281

(1)	For further information about the dividend received from RDC, see Section C.2.a below.
(2)
On December 22, 2010, Elbit Ltd. ("Elbit") distributed a dividend to Elron in the amount of approximately $278 against an outstanding balance. On December 31, 2011, Elbit distributed an additional dividend to Elron in the amount of approximately $1,108 against an outstanding debt balance.

(3)
On December 31, 2011, DEP distributed a dividend to Elron in the amount of approximately $16,598, against an outstanding balance, which mostly resulted from the dividend distributed by RDC and received by Elron, subsequent to the sale of Medingo Ltd. ("Medingo"). On November 27, 2012, DEP distributed an additional dividend to Elron in the amount of approximately $9,128, against an outstanding balance, which mostly resulted from the dividend distributed by RDC and received by Elron, subsequent to the receipt of the additional consideration from the Medingo transaction. For additional details see Section C.2.d). below.

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

In January 2011, Pocared signed an investment agreement with its major shareholders, including Elron, whereby a total amount of approximately $17,000 was advanced in four equal installments in consideration for Preferred F shares. During 2011, three installments were advanced to Pocared in an aggregate amount of approximately $13,300. Elron's share in these installments was approximately $6,000. In January 2013, subsequent to the reporting date, the fourth and last installment was advanced to Pocared in the amount of approximately $3,700. Elron's share in this installment was approximately $1,700.

In addition, in January 2011, as part of the aforementioned investment agreement, convertible loans in the amount of approximately $9,200 were converted into Preferred F shares. Elron's share in these loans was approximately $4,100.

In August 2011, Elron together with other shareholders of Pocared, purchased the holdings of another shareholder in Pocared, which then constituted approximately 5% of Pocared's outstanding shares, in consideration for approximately $2,000 (NIS 7,000 thousand). Elron's share in this amount was approximately $900.

Following all the aforementioned, Elron's holding in Pocared's outstanding share capital increased from approximately 32% to 41%.

In February 2012, the Company granted phantom options over Pocared shares to the chairman of the board of directors and to another employee, representing approximately 1.4% of Pocared's outstanding share capital. See also Note 19.D.1.

b)	BrainsGate

BrainsGate is developing a minimally invasive treatment platform for patients suffering from Central Nervous System diseases. As of the reporting date, Elron holds approximately 30% of BrainsGate's outstanding shares. BrainsGate is accounted for under the equity method of accounting.

In July 2011, BrainsGate signed an investment agreement with its major shareholders, including Elron, whereby approximately $20,000 was advanced in three installments in consideration for Preferred D shares and warrants for Preferred D shares. The first installment was advanced immediately and the additional two installments were advanced during 2012. Elron's share in this investment was approximately $7,100. Following completion of the financing round Elron's holding in BrainsGate's outstanding share capital increased from approximately 26% to 30%.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

c)	Notal

Notal Vision Inc. ("Notal") provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes. As of the reporting date, Elron holds approximately 23% of Notal's outstanding shares and approximately 19% on a fully diluted basis.

In October 2010, Notal signed an investment agreement with its major shareholders, including Elron, and new investors, whereby approximately $8,000 was advanced in two installments in consideration for Preferred C shares and warrants for Preferred C shares. In 2010, the first installment was advanced and in 2011 the second installment was advanced. Elron's share in this investment was approximately $700. In addition, in 2010 convertible loans in the amount of approximately $710 were converted into Preferred B shares. Elron's share in these loans was approximately $700.

Following the first installment and the loans conversion (commencing from the fourth quarter of 2010), Elron doesn't retain significant influence over Notal. Accordingly, in the fourth quarter of 2010, a gain from the decrease in the Company's interest in Notal in the amount of approximately $1,610 was recognized and included in gain from disposal and revaluation of investee companies and changes in holdings, net in the statement of income. Notal began to be accounted for as a financial asset measured at fair value through profit or loss. Previously, the investment in Notal was accounted for under the equity method of accounting.

In June 2012, Notal signed an investment agreement with its major shareholders, including Elron, whereby approximately $5,000 was advanced in two installments in consideration for Preferred C shares and warrants for Preferred C shares. This agreement is an extension of the investment agreement signed in October 2010. Both installments were advanced during 2012. Elron's share in this investment was $1,250.

d)	NuLens

NuLens is developing intra-ocular lenses, or IOLs, designed to provide accommodation for all distances. Elron holds approximately 35% of NuLens's outstanding shares. NuLens is accounted for under the equity method of accounting.

In June 2011, Elron together with other shareholders of NuLens signed an investment agreement whereby an aggregate amount of $4,000 was advanced in two installments. The first installment was advanced immediately and the second installment was advanced in January 2012. Elron's share was approximately $2,500.

In September 2012, NuLens signed an additional investment agreement with its shareholders, including Elron, in an aggregate amount of $1,200. This amount was advanced to NuLens at the signature date of the investment agreement. Elron's share was approximately $1,185.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

e)	CartiHeal

CartiHeal is developing an implant for repair of articular cartilage and osteochondral defects.

In January 2012, prior to Elron's initial investment in CartiHeal, CartiHeal signed an investment agreement with certain of its shareholders whereby approximately $5,000 was advanced in two installments in consideration for Preferred D shares and warrants to Preferred D shares. The first installment in the amount of $2,500 was advanced immediately. In July 2012, Elron joined the existing investment agreement between CartiHeal and its shareholders and invested the second installment in the amount of $2,500 in CartiHeal, in lieu of such existing shareholders, in consideration for Preferred D shares and warrants for Preferred D shares.

Following this investment, Elron holds approximately 24% of CartiHeal's outstanding shares, and the investment in CartiHeal is accounted for under the equity method of accounting.

f)	Aqwise

Aqwise provides biological water and wastewater treatment solutions for the industrial and municipal markets. As of the reporting date, Elron holds approximately 19.8% of Aqwise's outstanding shares.

In July 2012, Aqwise completed an investment and share sale transaction with its shareholders and a third party (the "Investor"), according to which an amount of $4,500 was invested in Aqwise. In addition, as part of the transaction, the Investor purchased a portion of Aqwise's other shareholders' shares, including a portion of Elron's shares. Upon the completion of the transaction, Aqwise repaid the loan which was granted to it by its shareholders (of which Elron's share was approximately $350). In addition, Elron received an amount of approximately $1,550 in consideration for the sale of a portion of its holding in Aqwise to the Investor. Following the completion of the said transaction, Elron's holding in Aqwise's outstanding shares decreased from approximately 34% to approximately 19.8%, and approximately 18% on a fully diluted basis. Accordingly, since the Company no longer retains significant influence over Aqwise, the remaining investment is presented as an investment in a financial asset measured at fair value through profit or loss. Prior to the investment and share sale transaction the investment in Aqwise was accounted for under the equity method of accounting.

Following the completion of the investment and share transaction and as of the reporting date, Elron holds 10,291 ordinary shares of Aqwise. The value of the investment in these shares was determined by reference to Aqwise's share price in the transaction (approximately $417 per share), and amounts to approximately $4,300.

As a result of the aforementioned, in 2012, Elron recognized a gain in the amount of approximately $3,900, under line item gain from disposal and revaluation of investee companies and changes in holdings, net. This gain was comprised of the value of the remaining investment held by Elron (approximately $4,300), plus the net cash consideration (approximately $1,850), less the equity investment value prior to the transaction (approximately $2,200), and a charge of foreign currency translation differences to the statement of income in a total amount of approximately $50.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

g)	Safend

Safend Ltd. ("Safend") provides endpoint data protection solutions for corporations. Elron held approximately 25% of Safend's outstanding shares prior to its sale (see below). Safend was accounted for under the equity method of accounting.

In September 2011, all the shares of Safend were sold to Wave Systems Corp., a supplier of data protection solutions whose shares are traded on the NASDAQ (the "Acquirer" or "Wave"), in consideration for approximately $12,800, consisting mostly of shares of the Acquirer. Of this consideration, shares of the Acquirer equivalent to approximately $1,300 were deposited in escrow for a period of 12-18 months to cover, mainly, possible indemnification which may become due to the Acquirer in connection with breaches, if any, of the merger agreement by any of the other parties thereto and possible future claims relating to Safend, if any. Each of the major shareholders shall only be liable for part of the indemnification amounts that may become due to the Acquirer, each according to its share of the consideration, and will not be liable for any breaches of the merger agreement by any other major shareholders. Each major shareholder's liability for its representations and obligations towards the Acquirer will be limited to its share of the consideration.

In accordance with Safend's capital structure and the shareholders' rights to Safend's capital, Elron received aggregate proceeds equivalent to approximately $2,700, in shares of the Acquirer. Following the sale, Elron recorded a net gain in the third quarter of 2011 in the amount of approximately $2,300. The said gain is included in the statement of income under line item gain from disposal and revaluation of investee companies and changes in holdings, net.

For additional information regarding shares of the Acquirer received in the sale agreement, see Note 7.

h)	Teledata

Elron held approximately 21% of the outstanding shares of Teledata Networks Ltd. ("Teledata") prior to its sale, and it was accounted for under the equity method of accounting (see below).

In April 2010, a definitive agreement was signed between Teledata and its major shareholders, including Elron, for the sale of Teledata to Enablence Technologies Inc. (the "Acquirer" or "Enablence"), a foreign company publicly traded in Toronto, on the TSX Venture Exchange, the principal terms of which include, inter alia, the following terms: (i) Upon completion of the transaction, consideration was received in the aggregate amount of $50,000, including $10,000 in cash, $10,000 in non-tradable debentures of the Acquirer and $30,000 in publicly tradable shares of the Acquirer. (ii) Each of the major shareholders shall only be liable for part of the indemnification amounts that may become due to the Acquirer, each according to its share of the consideration, and will not be liable for any breaches of the merger agreement by any other major shareholders. The liability of each major shareholder's liability for its representations and obligations towards the Acquirer will be limited to its share of the aggregate consideration.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

h)	Teledata (Cont.)

On June 23, 2010 the transaction was completed. As a result, in respect of the transaction:

1.
In accordance with Teledata's capital structure and the shareholders' rights to Teledata's capital, Elron received aggregate proceeds of approximately $23,200, including approximately $3,000 in cash, approximately $3,800 in debentures of the Acquirer (for information regarding an impairment charge in respect of these debentures, see Note 16.H below) and approximately $16,400 in shares of the Acquirer based on their price on the TSX Venture Exchange on the closing date of the sale.

2.
Elron recorded a net gain in 2010 in the amount of approximately $22,364. This gain is included in the statement of income under line item gain from disposal and revaluation of investee companies and changes in holdings, net.

For additional information about the shares received in the transaction, their classification as financial assets measured at fair value through other comprehensive income, and their value as of December 31, 2012, see Note 6.

2.	Subsidiaries

a)	RDC

RDC is a holding company consolidated by Elron. Elron holds 50.1% of RDC's outstanding shares, through DEP, a subsidiary fully owned by Elron.

RDC has first rights to commercialize military technologies developed by Rafael – Advanced Defense Systems Ltd. ("Rafael"). RDC seeks to identify technology projects and invest in companies that will either commercialize Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise.

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

Intangible assets, net, include an amount of approximately $3,053 in respect of this agreement (see Note 9).

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

a)	RDC (Cont.)

On August 16, 2010, RDC distributed a cash dividend in the aggregate amount of approximately $30,000. Elron's share in such dividend, through DEP, amounted to approximately $15,000. The balance of the dividend amount was distributed to Rafael. Rafael's share in the said dividend in the amount of $14,997 was recorded in the statement of changes in equity.

During 2011, Elron and Rafael granted RDC a loan in the amount of $6,500. Elron's share was $3,250.

In June 2012, RDC's entire debt to its shareholders was prepaid. Elron's share in the principal and interest was approximately $3,300, similar to Rafael's share.

In June 2012, RDC distributed a cash dividend in the aggregate amount of approximately $17,800. Elron's share in such dividend, through DEP, amounted to approximately $8,900. The balance in the amount of $8,871 was distributed to Rafael and accordingly was recorded in the statement of changes in equity as a dividend paid by a subsidiary to non-controlling interests.

b)	Sync-Rx

Sync-Rx Ltd. ("Sync-Rx") develops real-time image processing systems for cardiovascular catheterizations. Sync-Rx was a subsidiary of Elron whose outstanding shares, as of the reporting date, were approximately 87% held by RDC.

In November 2012, an agreement was completed for the sale of all the shares of Sync-Rx to Volcano Corporation (the "Acquirer"). The sale agreement includes, among other things, the following conditions: a) The selling shareholders received cash proceeds in the amount of approximately $17,250, of which an amount of approximately $3,250 was deposited in escrow for a period of 18 months in order to secure certain indemnification obligations of the selling shareholders to the Acquirer; b) The Acquirer is entitled to certain indemnifications in connection with the transaction, as customary in transactions of this type, from the consideration recipients, in amounts not exceeding the consideration amount, except in the event of fraud, confidentiality commitments and claim waivers.

RDC's share in the aggregate proceeds was approximately $15,800, of which an amount of approximately $3,100 was deposited in escrow.

As a result of the transaction, Elron recognized a gain, attributable to the Company's shareholders, in the amount of approximately $8,600 (a consolidated net gain of approximately $17,000, presented under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income). The said gain also includes the consideration held in escrow, as the Company was able to reliably estimate the fair value of this component.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

b)	Sync-Rx (Cont.)

Presented below is a breakdown of the consideration and cash flows resulting from the sale:

Sale consideration:
$ thousands

Cash received	13,022
Long-term escrow deposit	3,061

16,083
Less: transaction costs	346

15,737

Aggregate cash flows received by the Group as a result of the sale:
$ thousands

Cash received less transaction costs paid in cash	12,676
Less: cash and cash equivalents in subsidiary as of sale date	423

Net cash	12,253

c)	Starling

Starling provided mobile SATCOM broadband connectivity solutions for aircraft and ground vehicles prior to selling its assets and ceasing the remainder of its operations (see below). Prior to Starling's liquidation (see below), Elron directly held approximately 46% of Starling's outstanding shares, and RDC held approximately 54%.

During the months of May 2009 through August 2011, eight loan agreements were signed between Starling, Elron and RDC pursuant to which loans in the aggregate amount of $35,000 were advanced to Starling. Elron's share in this amount was approximately $16,300. The rest of the amount was advanced by RDC.

For details regarding additional loans granted to Starling by Elron and RDC as part of a credit facility, see below.

In September 2011, an agreement for the sale of Starling's assets was completed and came into effect according to which Starling sold its entire business in the field of non-military satellite communication systems including, inter alia, intellectual property assets, tangible assets (including inventory and equipment), and rights and undertakings pursuant to certain agreements, to an international company in the communications market (the "Purchaser") (the "Transaction"). The first installment of approximately $8,600 was received on the closing date. An additional payment in the amount of approximately $2,700 was received in September 2012. Upon the Transaction closing, Starling commenced an orderly process of ceasing its remaining operations.

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

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

c)	Starling (Cont.)

Presented below is the breakdown of the assets and liabilities, capital reserves from translation differences in the consolidated statements of financial position as of the transaction date, and the consolidated gain accrued from the transaction:

Carrying amount as of transaction date
$ thousands

Other accounts receivables	57
Inventories	1,147
Property, plant and equipment, net	548
Intangible assets	82
Other long-term receivables	77
1,911

Capital reserves from translation differences	(1,200)

Decrease in net assets, as a result of the Transaction	(711)
Sale consideration (1)	10,313

Total consolidated gain from business sale before tax	9,602

(1) Sale Consideration

$ thousands

Cash received upon transaction closing	8,663
Consideration which was received in September 2012 (presented by its value at Transaction closing date)	2,566
Less: Transaction costs	(916)

10,313

Aggregate cash flows received by the Group as a result of the sale at Transaction closing:

$ thousands

Cash received less Transaction costs paid in cash	8,201
Less: full repayment of Starling's debt to the Chief Scientist Officer, paid directly by the Purchaser	(4,435)

Net cash	3,766

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

c)	Starling (Cont.)

As a result of the Transaction, Elron recognized a net gain  (attributable to the Company's shareholders) in 2011 in the amount of approximately $7,351 (a consolidated net gain of approximately $9,602, recorded under line item gain from disposal and revaluation of investee companies and changes in holdings, net in the statement of income). This gain was offset by an inventory write-down loss and expenses in respect of provisions for repairs and the termination of agreements with customers and suppliers following the decision of Starling's board of directors to cease Starling's operations, as aforementioned, so that the Transaction's impact on the net gain (attributable to the Company's shareholders) amounted to approximately $4,700.

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

In 2011, Elron and RDC advanced to Starling $5,400 out of the credit facility. Elron's share in this amount was approximately $2,520.

Following the completion of the business sale transaction, in November 2011, Starling fully prepaid the Debentures (in the amount of approximately $6,900), such that each holder was paid principal, accrued interest and linkage up to the prepayment date. Elron's and RDC's share in the prepayment was approximately $2,750 and approximately $1,550, respectively. It should be noted that the Debentures held by the Company and RDC, and the Debentures held by the Clal Finance Ltd. Group, a company then controlled by indirect controlling shareholders of the Company, were prepaid according to the same terms as those which applied to the rest of the Debenture holders.

In May 2012, a merger transaction was completed whereby an Israeli private company, wholly owned by Elron and RDC, which was founded shortly before the merger agreement was signed and which had no business activity, was merged with and into Starling, in accordance with the eighth section of the Israeli Companies Law, 1999 (the "Companies Law"). The registered shareholders of Starling's shares on the record date, apart from Elron and RDC, transferred their Starling shares to Elron and RDC in consideration for NIS 0.87 (approximately $0.23) per each ordinary share. Starling's shares were delisted from trading on the Tel Aviv Stock Exchange on May 15, 2012, on which date Starling became a private company. The aggregate merger consideration amounted to approximately NIS 1,600 thousand (approximately $420) which was paid by Elron and RDC in proportion to each party's respective post-merger holdings in Starling.

In June 2012, it was decided to voluntarily liquidate Starling. In August 2012, a liquidator was appointed to Starling. In December 2012, Starling was liquidated.

d)	Medingo

Medingo is engaged in the development of an insulin micro-pump for people with diabetes. In July 2009, Medingo received FDA clearance to market the insulin micro-pump in the U.S.

Prior to its sale (see below) Elron held approximately 92% of Medingo's outstanding shares, including approximately 84% held by RDC.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

d)	Medingo (Cont.)

On April 13, 2010, a definitive sale agreement was executed for the acquisition of all of Medingo's shares by F. Hoffman-La Roche Ltd. (the "Acquirer"), the principal terms of which included, inter alia, the following terms: (i) Upon completion of the transaction, the selling shareholders received consideration in the aggregate amount of $160,000, subject to certain adjustments, of which an amount of $29,000 was deposited in escrow for a period of up to 24 months to cover mainly potential indemnification payments which may be due from the selling shareholders in connection with breaches, if any, of the sale agreement and certain potential future claims relating to Medingo, if any; (ii) The selling shareholders will receive gradual payments of additional contingent consideration of up to $40,000 conditional upon Medingo achieving, gradually, over a certain period, certain operational milestones including, inter alia, the establishment of a production line with certain operational characteristics, ("Contingent Consideration"). See below regarding the receipt of the Contingent Consideration; (iii) Elron's and RDC's maximum potential indemnification obligations under the sale agreement are limited to approximately 110% of their respective share of the total consideration amount, except - with respect to each of them separately - in case of fraud or willful misconduct by it.

On May 28, 2010, the sale was completed. As a result, in respect of the aforementioned sale:

1.
In accordance with Medingo's capital structure and the shareholders' rights to Medingo's capital, Elron and RDC received approximately $13,700 and approximately $93,500, respectively, upon completion of the transaction. During the third quarter of 2010, Elron and RDC additionally received, in respect of adjustments to the initial consideration, approximately $200 and approximately $1,500, respectively, from a short-term deposit held in escrow, and received in May 2012 additional amounts of approximately $2,700 and approximately $19,900, respectively, from a deposit held in escrow in connection with the transaction for a period of 24 months. See below regarding Elron's and RDC's share in the Contingent Consideration.

2.
Elron recorded a net gain  (attributable to the Company's shareholders) in the second quarter of 2010 of approximately $70,800 (a consolidated net gain of approximately $124,700). See below regarding the gain resulting from Elron's and RDC's share in the Contingent Consideration.

The net gain recorded in 2010 detailed above includes recognition of the gain in respect of the consideration received upon completion of the transaction and recognition of the gain in respect of the financial asset recognized in respect of the consideration held in escrow. The net gain recorded in 2010 does not include recognition of the contingent consideration element, as in management's estimation, in light of the significant uncertainty as to the achievement of the aforementioned milestones and the timing thereof, the fair value measurement of this element could not be reliably estimated, for the reason, among others, that the Company did not have control over Medingo's success in meeting the aforementioned milestones, which was under the control of the Acquirer and was dependent upon additional factors, and also for the reason that pursuant to the sale agreement, the Company did not have access in 2010 and 2011 to information which could enable it to establish a reliable range of reasonable fair value estimates.

For further details regarding the de-consolidation, see Note 3.C.2.h).

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

d)	Medingo (Cont.)

In May 2012, the parties to the sale agreement signed a supplement to the sale agreement (the "Supplement"), according to which, as final consideration in lieu of the selling shareholders' right under the original sale agreement to all the Contingent Consideration payments, the Acquirer agreed to pay the selling shareholders an aggregate lump sum of $19,000 (the "Additional Consideration"), on May 29, 2012 (which immediately followed the original expiration date of the escrow deposit, as aforementioned).

On May 29, 2012, the entire deposit held in escrow was released to the selling shareholders, and the Additional Consideration in the amount of $19,000 was paid to the selling shareholders. Elron's and RDC's share in the Additional Consideration was approximately $1,400 and $14,100, respectively. Elron recorded in the second quarter  of 2012 a net gain (attributable to the Company's shareholders) from its share in the Additional Consideration of approximately $8,500 (a consolidated net gain of approximately $15,600), under line item gain from disposal and revaluation of investee companies, and changes in holdings, net in the statement of income.

In the Supplement, it was stated that the Acquirer informed Elron that Medingo was not expected to achieve the first of the said operational milestones, whose achievement, according to the original sale agreement, would have entitled the selling shareholders to $15,000 out of the aggregate Contingent Consideration.

e)	Kyma

Kyma Medical Technologies Ltd. ("Kyma") is developing a remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients. Kyma is a subsidiary of Elron whose outstanding shares, as of the reporting date, are approximately 73% held by RDC.

In September 2010, Elron and Kyma signed an investment agreement according to which Elron invested $1,000 in Kyma in consideration for Preferred B shares. Following this transaction, Elron held approximately 27% of Kyma's outstanding shares, and accordingly, Kyma was accounted for under the equity method of accounting. Pursuant to the investment agreement, Elron was entitled, as of January 1, 2011, to invest an additional $4,000 which would entitle Elron, among other things, to an additional approximately 38% of Kyma's outstanding shares.

In January 2011, Elron exercised this right, and invested an additional $4,000 in Kyma. Following this investment, Elron's holding in Kyma's outstanding shares increased to approximately 65%. As a result, Kyma became a consolidated company and the Company recognized in 2011 a $407 gain resulting from the revaluation to fair value of the shares of Kyma held by it prior to obtaining control (a fair value of $1,000 less the prior carrying value of $593). This gain was recognized in line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income.

The fair value of non-controlling interests was estimated at the date of initial consolidation at $727. As a result, at the time of the business combination an intangible asset attributed to IPR&D in the amount of $1,244 was recognized.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

e)	Kyma (Cont.)

In March 2011, Elron transferred its investment in Kyma, including any rights and obligations in regards to this investment, to RDC in consideration for $5,000. As a result, Kyma became a subsidiary of RDC.

In September 2011, RDC and Kyma signed an investment agreement, according to which RDC will invest $2,500 in Kyma in three installments, which were advanced to Kyma during 2012. As of the reporting date, RDC holds approximately 73% of Kyma's outstanding shares.

f)	Navitrio

In May 2011, Elron together with another partner founded Navitrio Ltd. ("Navitrio"), a subsidiary, in order to incubate projects and to invest in companies in the digital field. Elron directly holds 80% of Navitrio's outstanding shares, and is the sole financer of Navitrio's operations.

In June 2011, Elron invested $1,500 in Navitrio. During 2012, Elron invested an additional $2,500 in Navitrio. In January 2013, subsequent to the reporting date, Elron invested additional $1,000 in Navitrio. These investments did not result in any change to Elron's holdings of Navitrio's outstanding shares.

g)	Wavion

Wavion Inc. ("Wavion") provides outdoor Wi-Fi base station solutions which provide increased coverage and capacity, enhanced penetration, and immunity to interference as compared with conventional Wi-Fi access points. Prior to its sale (see below), Elron directly held approximately 67% of Wavion's outstanding shares.

In November 2011, an agreement to sell all of the shares of Wavion to Alvarion Ltd. a NASDAQ-traded company ("Alvarion") was signed ("The Transaction"), including, among others, the following terms: (i) The Transaction was executed by way of merger, upon completion of which Wavion was sold to Alvarion in consideration of aggregate proceeds of approximately $26,500, subject to certain adjustments, of which approximately $3,000 was deposited in escrow for a period of 15 months (mainly to cover potential indemnities in connection with breaches on Wavion's part, if any, of the Transaction agreement, that in such case may become payable by the recipients of the Transaction proceeds), and in consideration of additional proceeds of up to approximately $3,750, contingent upon Wavion achieving a certain revenue milestone in the fourth quarter of 2011 (the "Contingent Consideration"); (ii) Alvarion will be entitled to certain indemnities in connection with the Transaction, as is customary in transactions of this type, from the recipients of the Transaction proceeds (without joint liability among them) in amounts not exceeding in the aggregate the Transaction proceeds, except in the case of fraud or willful misconduct.

Upon completion of the Transaction, Elron received aggregate proceeds in the amount of approximately $16,200, of which approximately $1,900 was deposited in escrow. In April 2012, the Company received an additional consideration of approximately $1,272 on account of the Contingent Consideration, out of the total Contingent Consideration of approximately $2,720 paid to the recipients of the Transaction proceeds. In February 2013, subsequent to the reporting date, the Company received the escrow deposit in the amount of approximately $1,900.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

g)	Wavion (Cont.)

In respect of the sale, the Company recorded in 2011 a net gain of approximately $21,400, presented under line item gain from disposal and revaluation of investee companies and changes in holdings, net. The gain recognized in 2011 includes, in addition to the cash received, the consideration held in escrow and the Contingent Consideration, as the Company was able to estimate the fair value of these components reliably.

Aggregate cash flows received by the Group at Transaction closing as a result of the sale:

$ thousands

Cash received less Transaction costs paid in cash (*)	14,275
Less: cash and cash equivalents in subsidiary as of sale date	1,136

Net cash	13,139

(*)
This amount does not include the Contingent Consideration of approximately $1,272 received in April 2012, nor the escrow deposit of approximately $1,900 received in February 2013, subsequent to the reporting date.

h)	Financial data of previously consolidated and initially consolidated companies

	Companies previously consolidated as of the date of deconsolidation
	2012	2011	2010
	$ thousand
Cash and cash equivalents	465	1,136	229
Current assets (excluding cash and cash equivalents)	108	5,938	501
Non-current assets	45	1,415	1,504
Current liabilities	(834)	(9,688)	(2,641)
Non-current liabilities	(913)	(4,406)	-

	Companies initially consolidated
	2012	2011	2010
	$ thousand
Cash and cash equivalents	-	5,158	-
Current assets (excluding cash and cash equivalents)	-	342	-
Non-current assets	-	67	-
Current liabilities	-	(260)	-
Non-current liabilities	-	(414)	-

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 4- Cash and cash equivalents

	December 31	December 31
	2012	2011
	$ thousands
Cash	1,166	3,933
Cash equivalents - short-term deposits (*)	46,359	36,129

	47,525	40,062

(*)	The deposits bear variable interest rate, which is determined based on the deposit period and currency. The interest rate on deposits as of December 31, 2012, is 0.3%-1.7%.

Note 5- Other accounts receivable

As of December 31, 2012, other accounts receivable mainly include a deposit held in escrow due to the sale of Wavion in the amount of approximately $1,900, which was received in February 2013, subsequent to the reporting date, and bank deposits in the amount of approximately $930. As of December 31, 2011, this item mainly  includes a deposit, which was held in escrow in the amount of approximately $22,639 in connection with the sale of Medingo, and contingent consideration from the sale of Wavion in the amount of approximately $1,272.

Note 6- Other investments measured at fair value

	December 31, 2012			December 31, 2011
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	$ thousands
Investment in shares measured at fair value through profit or loss	-	22,325	22,325	-	14,963	14,963

Investment in shares measured at fair value through other comprehensive income	178	1,072	1,250	1,510	1,051	2,561

(*)	For a list of investments, see Annex to the financial statements.

Financial assets measured at fair value - unquoted shares

The Company holds interests not entitling significant influence in several private companies. The fair value of these companies' shares has been estimated using:

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6- Other Investments (accounted for as available for sale) (Cont.)

2.
Company Security Transaction Method ("CSTM") - According to the CSTM method, the value of each investee is estimated based upon recent transaction prices in the investee's securities. For these transactions to be relied upon to develop an estimate of fair value, they must be arm's length transactions. Additional factors considered in this analysis include: size, amount and type of shares sold; the timing of the transaction relative to the estimation date; differences in the rights, preferences, marketability, control of the transaction securities, participation of new investors, volatility in the investee's projections and the volatility of comparable firms.

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

Aqwise

For details regarding fair value measurement of the investment in Aqwise commencing July 2012, see Note 3.C.1.f) above.

BPT

BPT developed and marketed membrane filtration for wastewater. Elron held approximately 17.45% of BPT's outstanding shares until its operations ceased. Since the investment in BPT was derecognized before January 1, 2012 (the date of initial application of IFRS 9, see also Note 2.A.4 above), BPT was accounted for as an available for sale financial asset, in accordance with IAS 39.

During 2011, due to the decision of BPT's board of directors to cease its operations, an impairment in the amount of approximately $3,110 was recognized, out of which an amount of approximately $1,330 was recognized in other comprehensive income and an amount of approximately $1,780 was recognized as an impairment loss in line item other expenses, net, in the statement of income.  In October 2011, a temporary liquidator was appointed by the court.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6- Other Investments (accounted for as available for sale) (Cont.)

Jordan Valley

Jordan Valley Semiconductors Ltd. ("Jordan Valley") provides metrology solutions for manufacturing process control in the microelectronics industry.

The Company presents its investment in Jordan Valley at fair value. Changes in the fair value are recognized in profit or loss. Jordan Valley's fair value was derived from the value determined in a valuation carried out by an independent appraiser, Empire Valuation Consultants, LLC ("Empire" or the "Appraiser"). The value of this investment as of December 31, 2012 was estimated at approximately $12,190. The significant details included in this valuation pursuant to the requirements of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, with regards to an investment in unquoted shares are as follows:

1.	The subject of the valuation: Elron's investment in Jordan Valley.

2.	The valuation's effective date: As of December 31, 2012. The date of the engagement between Empire and Elron was December 17, 2012.

3.	The carrying amount of the investment in Jordan Valley in the Company's financial statements: As of June 30 and September 30, 2012 - $13,300 (unaudited), as of December 31, 2011 - $12,300.

4.
The value of Jordan Valley established by the Appraiser: Approximately $45,800. Accordingly, the value of Elron's interest was determined at $12,190. As a result, in 2012 the Company recognized a loss of $110 (a gain of $1,000 recognized in the second quarter (unaudited)and a loss of $1,110 in recognized in the fourth quarter (unaudited))  under gain from disposal and revaluation of investee companies and changes in holdings, net.

5.
Details of the Appraiser: Empire Valuation Consultants, LLC. The valuation was performed by a team led by Mr. Mark Shayne, a Managing Director with Empire. Mr. Shayne has an M.B.A. from the Stern Graduate School of Business at New York University, and is an Accredited Senior Appraiser (ASA) of the American Society of Appraisers, and Accredited in Business Valuation (ABV) by the American Institute of Certified Public Accountants. Mr. Shayne has experience providing financial consulting, appraisal, due diligence, and expert witness testimony on valuation matters. His areas of expertise include valuation of common and preferred stock, employee and incentive stock options, partnership interests, and intangible assets, among others. There is no dependency between the Appraiser and the Company, the party who ordered the valuation. The Appraiser is indemnified by the Company for expenses which may be incurred to the Appraiser in carrying out this valuation.

6.	The valuation model used by the Appraiser:

a.	The DCF Method for determining Jordan Valley's value (enterprise value).
b.	The Black and Scholes model for allocating Jordan Valley's value to different classes of shares and for determining the value of Elron's interest accordingly.

7.	The assumptions used:
a.	The discount rate (WACC): 19%.
b.	The long term growth rate: 3% per year.
c.	The terminal value as a percentage of the value determined in the valuation: 40%.
d.	The standard deviation: The volatility used in the Black and Scholes model was 50%.
e.
Comparable prices used: The volatility was estimated based on the following data sets: (1) the volatilities of six publicly listed comparable companies using their historical equity prices; and (2) the implied forward-looking volatilities, which were calculated based on the market prices of the publicly traded options for certain of these comparable companies.

f.
The number of comparable items used: Six publicly listed companies, as mentioned above. Up to six matrices per company were used as a basis for comparison between Jordan Valley's overall value and the value of comparable publicly listed companies.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7- Assets held for sale

GigOptix

In December 2010, the Company's board of directors decided to sell its holdings in GigOptix's shares. In December 2010, the Company engaged with Oppenheimer Inc. in order to sell these shares. In 2011 and 2012, all shares of GigOptix Inc. held by Elron were sold, in consideration of approximately $2,100.

Wave

As mentioned in Note 3.C.1.g) above, pursuant to the sale of Safend, the Company received shares of Wave, a company publicly traded on the NASDAQ. Some of these shares were deposited in escrow. In November 2011, the Company's board of directors decided to sell its holdings in Wave's shares. During November 2011, the Company engaged with a financial institution in order to sell these shares. As of December 31, 2011, the investment in shares of Wave was presented as held for sale and its fair value was determined based on Wave's quoted market price less the discount element for the shares that were held in escrow. During 2012, all shares of Wave held by Elron that were free were sold in consideration for approximately $900. As of the reporting date, Elron holds shares of Wave that are held in escrow, in an insignificant amount.

Note 8-Other long-term receivables

	December 31
	2012	2011
	$ thousands
Escrow deposits (1)	3,061	1,900
Income receivable (2)	-	2,611
Other	771	797

	3,832	5,308

(1)
The balance as of December 31, 2012, is comprised of a deposit held in escrow due to the sale of Sync-Rx, see Note 3.C.2.b) above. The balance as of December 31, 2011, is comprised of a deposit held in escrow due to the sale of Wavion. As of December 31, 2012, this balance is included in line item other accounts receivable. See also Note 3.C.2.g) above.

(2)	The balance as of December 31, 2011 is comprised of the rest of the consideration due to the sale of Starling's operation. This consideration was received during 2012, see Note 3.C.2.c).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 9- Intangible Assets

	Technology
	and in-process	Agreement
	development	with Rafael (1)	Other	Total
	$ thousands

Cost
Balance at January 1, 2011	7,104	3,053	357	10,514
Acquisitions	-		9	9
Additions due to business combinations	1,871	-	-	1,871
Disposition as part of sale of Starling's business	-	-	(307)	(307)
Decrease due to sale of consolidated company	(342)	-	-	(342)
Translation differences	-	-	(59)	(59)
Balance at December 31, 2011( and December 31, 2012)	8,633	3,053	-	11,686

Amortization and impairment losses
Balance at January 1, 2011	6,763	-	156	6,919
Amortization recognized during the year	314	-	118	432
Disposition as part of sale of Starling's business	-	-	(225)	(225)
Decrease due to sale of consolidated company	(313)	-	-	(313)
Translation differences	-	-	(49)	(49)
Balance at December 31, 2011( and December 31, 2012)	6,764	-	-	6,764

Amortized cost
Balance at December 31, 2011 and December 31, 2012	1,869	3,053	-	4,922

(1)
Not systematically amortized – indefinite useful life (see Note 3.C.2.a)). The Company estimated the recoverable amount of the agreement with Rafael as part of RDC as a whole. In accordance with this examination, it was concluded that there was no need to depreciate the carrying amount of the asset in the financial statements. The assets and liabilities of RDC were included in the recoverable amount estimate.

Note 10- Other accounts payable

	December 31
	2012	2011
	$ thousands
Accrued expenses	1,255	1,129
Liabilities to employees	706	928
Governmental institutions	118	760
Employees call options (*)	293	332
Advance from customers	-	294
Other payables	229	894
	2,601	4,337

(*)	With regard to phantom options over shares of Pocared granted to the chairman of the board of directors and another employee, see Note 19.D.1.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 11- Financial liabilities

	December 31
	2012	2011
	$ thousands	$ thousands
Long-term liabilities:
Loans from banks (1)	4,000	-
Loans from others (2)	-	3,288

	4,000	3,288

(1)
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

In April 2012, the Company drew down a loan in the amount of $5,000 from the aforementioned credit line. To secure the loan, and in accordance with the credit agreement, a pledge was placed on the Company's holdings in 1,130,000 Given shares in favor of the Bank, which then represented approximately 3.7% of Given's outstanding shares (approximately 3.6% of Given's outstanding shares as of the reporting date).

In August 2012, Elron prepaid an amount of $1,000 out of the loan balance. As of the reporting date, the loan balance in the statement of financial position is $4,000. There is no change in the number of the pledged Given shares.

As of the reporting date and as of March 8, 2013, the coverage ratio is approximately 4.9 and 4.5, respectively.

(2)	See Note 3.C.2.a) regarding loans granted to RDC by Elron and Rafael and their prepayment during 2012.

(3)	In 2010, RDC's entire debt in respect of loans granted to it by its shareholders (Elron and Rafael) was prepaid in the amount of approximately $13,200. Elron's share was approximately $6,600.

In addition, in 2010, RDC prepaid a loan in the amount of $10,000 granted to it by Bank Mizrahi Tefahot Ltd. The loan was secured by a fixed, first priority lien on 2,461,334 shares of Given held by RDC. Upon prepayment of the loan, the pledge was removed.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 12- Royalty bearing government grants

Government grants

	2012	2011
	$ thousands

Balance as of January 1	958	9,156
Grants received during the year	1,291	1,518
Additions due to business combination	-	414
Royalties paid during the year	-	(508)
Payments made by Starling pursuant to its business sale agreement (*)	-	(4,435)
Deconsolidation of a subsidiary	(910)	(4,731)
Amounts charged to the statement of income	(475)	(268)
Translation differences	-	(188)
Balance as of December 31 (**)	864	958

(*)	See Note3.C.2.c) above.
(**)	As of the reporting date, the balance is presented in the statement of financial position under line item royalty bearing government grants.

Some of the Company's subsidiaries that received grants are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at a rate of approximately 3% from revenues generated as a result of research and development funded by the Israeli Government or other institutions, in an amount of up to 100% of the grants received by each company.

Note 13- Equity

A.	Composition of share capital:

	December 31,
	2012		2011
	Registered	Issued and outstanding	Registered	Issued and outstanding
	number of shares
Ordinary shares of NIS 0.003 par value each	35,000,000	29,733,767	35,000,000	29,660,017

B.	Rights attached to shares

1.	Voting rights at the general meeting, right to dividend, rights upon liquidation of the Company and right to nominate the directors in the Company.
2.	Quoted on the Tel Aviv Stock Exchange and the over-the-counter market in the United States (see also Note 1).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 13- Equity (Cont.)

C.	Changes in issued and outstanding share capital

	Number of Shares	$ thousands par value

Balance at January 1, 2011 and December 31, 2011	29,660,017	9,573

Exercise of employees' options into shares in 2012	73,750	-*	)

Balance at December 31, 2012	29,733,767	9,573

(*)	Less than $1.

D.	Capital management in the Company

The Company's and its subsidiaries' capital management policy is to maintain a strong equity base in order to preserve their ability to ensure business continuity thereby creating a return for the shareholders, to uphold their commitments to other interested parties such as credit givers and employees, and in order to support future development activity.

The Company is not under any minimal equity requirements nor is it required to attain a certain level of capital return.

E.	Dividend Distribution

On June 25, 2012, the Company declared a dividend in an amount of $15,000 (approximately $0.51 per share). In July 2012, the dividend was paid to the Company's shareholders.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 13- Equity (Cont.)

F.	Comprehensive income (loss)

Year ended December 31, 2012

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Net gain	4,357	-	-	4,357	11,481	15,838
Loss from financial assets measured at fair value through other comprehensive income	-	(1,313)	-	(1,313)	-	(1,313)
Adjustments arising from translating financial statements of foreign operations	-	-	(51)	(51)	(3)	(54)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	80	80	-	80
Group's share of net other comprehensive income of companies accounted for under the equity method	141	-	-	141	23	164

Total other comprehensive income (loss)	141	(1,313)	29	(1,143)	20	(1,123)

Total comprehensive income (loss)	4,498	(1,313)	29	3,214	11,501	14,715

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 13- Equity (Cont.)

F.	Comprehensive income (loss)

Year ended December 31, 2011 (*)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income held for sale	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
		$ thousands

Loss	(8,417)	-	-	-	(8,417)	(6,292)	(14,709)
Loss from financial assets measured at fair value through other comprehensive income	-	(16,068)	(78)	-	(16,146)	-	(16,146)
Available-for-sale financial assets classified to the statement of income	-	2,234	(1,452)	-	782	-	782
Adjustments arising from translating financial statements of foreign operations	-	-	-	1,399	1,399	505	1,904
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	-	(1,200)	(1,200)	-	(1,200)
Actuarial loss from defined benefit plans	(54)	-	-	-	(54)	(27)	(81)
Group's share of net other comprehensive income (loss) of companies accounted for under the equity method	210	-	(7)	-	203	34	237

Total other comprehensive income (loss)	156	(13,834)	(1,537)	199	(15,016)	512	(14,504)

Total comprehensive income (loss)	(8,261)	(13,834)	(1,537)	199	(23,433)	(5,780)	(29,213)

*)              Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 13- Equity (Cont.)

F.	Comprehensive income (loss) (Cont.)

Year ended December 31, 2010 (*)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Net income	66,333	-	-	66,333	44,768	111,101
Gain from financial assets measured at fair value through other comprehensive income	-	3,930	-	3,930	-	3,930
Adjustments arising from translating financial statements of foreign operations	-	-	(951)	(951)	(318)	(1,269)
Actuarial loss from defined benefit plans	(38)	-	-	(38)	(19)	(57)
Group's share of net other comprehensive loss of companies accounted for at equity	(91)	(90)	-	(181)	(31)	(212)

Total other comprehensive income (loss)	(129)	3,840	(951)	2,760	(368)	2,392

Total comprehensive income (loss)	66,204	3,840	(951)	69,093	44,400	113,493

*)	Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 13- Equity (Cont.)

G.	Share-based payments

1.	Company option plans

During May 2003, the Company's Board of Directors adopted an option plan under which an aggregate of up to 500,000 options to purchase up to 500,000 ordinary shares may be granted to officers and employees (the "2003 Option Plan"). In March 2007, the 2003 Option Plan was increased by an additional 500,000 options to purchase 500,000 ordinary shares of the Company. The 2003 Option Plan provides that the exercise price shall be reduced by an amount equal to the amount of any dividend per share distributed. The board of directors has the discretion to extend vesting and the period within which to exercise options.

As of December 31, 2012, 567,000 options were granted under the 2003 Option Plan at an average exercise price of $8.03 per share. The exercise price is adjusted to reflect a dividend distributed following the option grant. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant.

In May 2007, the Company's shareholders approved a plan whereby the chairman of the board of directors was granted 120,000 options to purchase ordinary shares of the Company under the 2003 Option Plan. The options vest over a period of four years from the date of grant, in four equal annual portions until May 2012. The options were exercisable at a price per share of $15.53. As of the grant date, the average fair value was approximately $695. The fair value was calculated using the Black & Scholes option pricing model. As of December 31, 2012, all of the options granted to the chairman of the board of directors expired, without being exercised.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 13- Equity (Cont.)

2.	Changes during 2012, 2011 and 2010

The following table lists the number of share options, the weighted average exercise prices of share options and modifications to employee option plans during 2012, 2011 and 2010:

	2012		2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	$		$		$

Share options outstanding at beginning of the year	232,500	11.01	237,500	10.96	267,500	10.63
Share options forfeited during the year	(120,000)	15.53	(5,000)	9.05	(20,000)	9.41
Share options exercised during the year (1)	(73,750)	4.49	-	-	(10,000)	5

Share options outstanding at end of the year	38,750	7.93	232,500	11.01	237,500	10.96

Share options exercisable at end of the year	38,750	7.93	232,500	11.01	207,500	10.3

(1)
The weighted average price per share of shares exercised in 2010 at the date of exercise is approximately $5. No options were exercised in 2011. The weighted average price per share of shares exercised in 2012 at the date of exercise is approximately $5.

No expense was recognized in respect of share-based payment in 2012 and 2011 (in 2010 an expense was recognized in the amounts of $88).

The weighted average remaining contractual life for the share options outstanding as of December 31, 2012 was 0.22 years (in 2011- 0.68 years).

The range of exercise prices for share options outstanding as of December 31, 2012 was $4.49-$10.06 (as of December 31, 2011, $5-$15.53).

There were no new options granted in 2012, 2011 and 2010.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 14- Operating Segment

A.
The Company operates in one segment, namely "Holdings and Corporate Operations". This segment includes corporate headquarters and reflects the operations of the investments in investee companies and their sale.

B.	Revenues based on the location of customers, are as follows:

	December 31,
	2012	2011(*)	2010
	$ thousands

Israel	-	1,682	855
USA & North America	-	1,110	1,570
Europe	-	747	698
Asia	-	5,803	3,220
South America	-	1,282	1,625
Other	-	3,479	1,640

	-	14,103	9,608

(*)	Represents income recognized until November 23, 2011, the date of Wavion's sale, see also Note 3.C.2.g) above.

Note 15- Contingent liabilities, pledges and commitments

A.	Legal claims

The amounts of the claims described below are true for the dates on which they were filed, unless otherwise indicated. Details on claims against the Company and its investee companies are included hereunder to the extent that the possible impact of each one of them on the financial results of the Company is significant.

1.
In November 1999, a number of institutional shareholders of Elscint filed a claim in the District Court of Haifa, together with a request to approve certain causes of action set out in the claim, as a class action on behalf of the public shareholders of Elscint, and a request for certain causes of action to be treated as a derivative action against various defendants, including Elscint, Elbit Imaging, Elron, companies to which Elron sold its holdings in Elbit Imaging in May 1999, and certain officers in the defendant companies. The claim alleges, mainly, that Elbit Imaging is duty bound to make a tender offer for the shares of Elscint held by the public and that it unlawfully refuses to do so and, in addition, it raises allegations of preference of the interests of the defendants over those of Elscint and its public shareholders with respect to a number of transactions involving Elscint that the plaintiffs allege discriminated against Elscint's public shareholders. In June 2007 the plaintiffs submitted to the Haifa District Court an updated statement of claim and request to approve the claim as a class action. The updated claim claims compensation for damages sustained due to the alledged failure to effect the tender offer, but no longer seeks an order compelling the tender offer. The updated statement of claim does not specify the monetary amount claimed, but does include various allegations relating to the manner of determining the damages claimed.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 15- Contingent liabilities, pledges and commitments (Cont.)

The Court dismissed the plaintiffs' request to approve the claim as a class action, but the plaintiffs appealed, and in May 2012, the Supreme Court handed down a judgment in which it partially accepted the appeal filed by the plaintiffs regarding the District Court's rejection of the motion to approve their claim as a "class action". In the said judgment, it was determined, inter alia, that the motion for approval of the claim as a "class action" was accepted with some modifications and directions as to the conduct of the proceeding and that the case is being returned to the District Court to conduct the claim as a "class action" against all of the defendants, including the Company and its former officers as detailed in the said judgment. The cause of action alleged against the Company is minority oppression of the minority shareholders of Elscint, such that control of Elscint was sold to someone who is anticipated to exploit the assets of the company in an unequal manner ("Sabotage Sale"). The Company denies the allegations against it in the action.

The Company has made a provision in its financial statements of an immaterial amount, which according to the estimation of the Company's management, based, inter alia, on the opinion of its legal advisors, is sufficient to cover the financial resources that may be required of it in order to expunge the claim, if any.

2.
In September 2006 two additional claims were filed in the Haifa District Court against the same defendants and based substantially on the same facts of the claim detailed in section 1 above, along with requests to recognize the claims as class actions. The claims are for an undisclosed amount. The court has determined that at this stage the defendants do not yet have to file statements of defense. The Company rejects all the allegations described above, and management is of the opinion, based on the legal advice received, that it has good defense arguments against these claims, to the extent they are directed against it, which, more likely than not, will cause dismissal of the claims. Therefore, no provision in connection with the claims described above has been included in Elron's financial statements.

3.
The Company is involved in various claims, in addition to those described above, in the ordinary course of business. The costs that may result from these claims are recognized as provisions only when it is more likely than not that an obligation originating from past events will arise, and the amount of that obligation can be quantified or estimated within a reliable range. The amount of the provisions is based on the estimated risk factor in every claim. Events occuring during legal deliberations may require a renewed valuation of that estimation. The Company's estimation of the risk is based on the legal opinion of its legal consultants as well as the Company's estimation of probable settlement amounts that the Company may pay, providing both parties agree to the settlement's conditions. The aggregate amount of these claims, if accepted, is estimated by the plaintiffs at an immaterial amount. No provision was included in the financial statements in respect of these additional claims.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 15- Contingent liabilities, pledges and commitments (Cont.)

B.	Commitments

1.	Operating lease commitments

The Company and the subsidiaries have operating leases in respect of their premises and motor vehicles with an average useful life of 3-5 years. The future minimum non-cancellable rental payments under these agreements as of December 31, 2012, are as follows:

$ thousands
First year	542
Second through fifth year	972

Total	1,514

2.	For details about the Services Agreement with DIC, see Note 19.B.

3.	For details about other commitments with related parties, see Note 19.

Note 16- Supplementary statement of income data

A.	Gain from disposal and revaluation of investee companies and changes in holdings, net

	For the year ended December 31
	2012	2011(*)	2010(*)
	$ thousands
Medingo (see Note 3.C.2.d))	15,558	-	133,467
SyncRx (see Note 3.C.2.b))	17,016	-	-
Wavion (see Note 3.C.2.g))	-	21,436	-
Starling's business (see Note 3.C.2.c))	-	9,602	-
Jordan Valley	(110)	(1,210)	5,439
Notal (1)	1,803	-	1,610
Aqwise (see Note 3.C.1.f))	3,929	-	-
Safend (see Note 3.C.1.g))	-	2,286	-
Kyma (see Note 3.C.2.e))	-	407	-
Teledata (see Note 3.C.1.h))	-	-	22,364
Galil (2)	-	-	773
3DV Systems Ltd.	-	-	1,034
Sela Semiconductor Engineering Laboratories Ltd.	-	-	988
Other (mainly due to decrease in holdings in Given)	1,230	2,084	(226)
	39,426	34,605	165,449

*)           Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

(1)	In 2012, gain from revaluation of the investment in Notal. In 2010, gain from change in holding. See also Note 3.C.1c).

(2)	In March 2010, the shareholders of Galil Medical Ltd. (Galil), including Elron and RDC sold all their respective holdings in Galil.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16- Supplementary statement of income data (Cont.)

B.	Cost of sales

	For the year ended December 31
	2012	2011(*)	2010
	$ thousands
Materials	-	1,659	3,724
Depreciation and amortization	-	81	57
Salaries, wages and related expenses	-	316	276
Changes in inventories and other	-	3,767	(109)
	-	5,823	3,948

(*)              Until November 23, 2011, the date of Wavion's sale, see also Note 3.C.2.g) above.

C.	Research and development expenses, net

	For the year ended December 31
	2012	2011	2010
	$ thousands
Cost of research and development	7,238	19,731	20,203
Less: government grants	369	1,547	1,994

	6,869	18,184	18,209

D.	Selling and marketing expenses

	For the year ended December 31
	2012	2011	2010
	$ thousands
Salaries, wages and related expenses	367	3,254	3,445
Advertising and public relations	13	171	523
Commissions and royalties	-	882	1,427
Other	525	1,365	1,156

	905	5,672	6,551

E.	General and administrative expenses

	For the year ended December 31
	2012	2011	2010
	$ thousands
Salaries, wages and related expenses	2,224	3,808	6,999
Services agreement with DIC (*)	1,465	1,423	1,312
Rent and building maintenance	686	905	1,132
Professional services	1,332	2,094	2,312
Other	1,483	2,244	1,822

	7,190	10,474	13,577

(*)	For further information, see Note 19.B.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16- Supplementary statement of income data (Cont.)

F.	Financial income and expenses

1.	Financial income

	For the year ended December 31
	2012	2011 (*)	2010 (*)
	$ thousands

Interest income from loans, deposits and other receivables	315	258	436
Interest income from bank deposits	397	601	784
Income from exchange rate differences, net	-	-	1,294
Gain from revaluation of financial assets at fair value through profit or loss	248	254	216
Other	281	645	225
Total financial income	1,241	1,758	2,955

(*)          Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

2.	Financial expenses

	For the year ended December 31
	2012	2011 (*)	2010
	$ thousands

Interest expenses on financial liabilities measured at amortized cost	175	426	1,541
Loss from revaluation of financial assets at fair value through profit or loss	1,655	314	-
Negative change in fair value of financial liabilities measured through profit and loss, net	-	714	1,331
Loss from change in exchange rate of foreign currency, net	119	1,822	-
Commissions	21	209	109
Other financial expenses	82	688	50
Total financial expenses	2,052	4,173	3,031

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16- Supplementary statement of income data (Cont.)

3.	Financial income (expenses), net, by components

	For the year ended December 31
	2012	2011(*)	2010 (*)
	$ thousands
Deposits and receivables
Bank deposits	396	611	842
Other deposits and other receivables	478	(929)	1,897
Financial assets at fair value through profit or loss	(1,407)	(60)	216

Financial liabilities
Convertible debentures (**)	-	(714)	(1,331)
Long term loans	(278)	(1,323)	(1,700)

Total financial income (expenses), net	(811)	(2,415)	(76)

(*)	Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

(**)	See Note 3.C.2.c) above.

G.	Equity in losses of associates, net

	For the year ended December 31
	2012	2011	2010
	$ thousands
Company's share in net losses of associates (1) (2)	3,943	5,810	6,227
Amortization of excess cost in respect of associates	4,414	4,564	4,636
Total loss on equity basis, net	8,357	10,374	10,863

(1)	Including the Company's share in the losses of former associates until the date they ceased being associates and began to be treated as financial assets measured at fair value.
(2)	See also Note 3.A above.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16- Supplementary statement of income data (Cont.)

H.	Other expenses (income), net

	For the year ended December 31
	2012	2011(*)	2010
	$ thousands

Impairment losses from investments, financial assets and intangible assets (1)	-	5,846	4,194
Gain from cancellation of impairment (2)	(283)	-	-
Equity in gains (losses) of partnerships - Innomed	-	1,065	(118)
Gain from sale of KIT (3)	-	-	(1,993)
Loss from sale of property, plant and equipment	-	1	66
Impairment charge in respect of inventory of Starling (4)	-	3,233	1,011
Other	1	(585)	(24)
	(282)	9,560	3,136

*)         Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

(1)
Impairment losses in 2011 are primarily due to an impairment charge in respect of Enablence's debentures (see section (2) below) and an impairment charge in respect of BPT (see Note 6). Impairment losses in 2010 were primarily due to an impairment charge in respect of Impliant Inc. (Impliant) which resulted from the decision of Impliant's Board of Directors to cease its operations and an impairment charge in respect of technology of Wavion, recognized at the time of initial consolidation of Wavion.

(2)
As described in Note 3.C.1.h) above, the Company holds debentures of Enablence received in the sale of Teledata. The debentures are unquoted, bear an annual interest rate of 5% and their par value is approximately $3,779.  The investment in these debentures is treated as a financial asset measured at amortized cost. On February 24, 2012, Enablence published its quarterly statements for the three and six months ending on December 31, 2011. In these statements Enablence indicated that there is substantial doubt it will be able to continue its activities as a “going concern”. Moreover, Enablence indicated in the said statements that its remaining working capital and its revenue forecast will not cover its aggregate cash expenditures up to and beyond June 30, 2012. As a result, in 2011 the Company recognized an impairment of the entire debentures balance. In June 2012, when the debentures should have been paid, Enablence did not pay the holders of the debentures. In November 2012, Enablence paid a negligible portion of its debt to the holders of the debentures (Elron's share was approximately $283). As a result, and since the partial payment of the debentures can be objectively attributed to an event that took place subsequent to the impairment loss recognized, the Company recognized a partial cancellation of the impairment charge recognized in 2011.

(3)	As a result from a settlement agreement signed in 2010 regarding the sale of KIT eLearning B.V in 2004.

(4)	Write-down of inventories in respect of Starling, is included under other expenses, net since Starling did not recognize revenue from sales.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17- Taxes on Income

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

A company that pays a dividend out of income derived from the approved enterprise or beneficiary enterprise during the tax exemption period will be subject tax in respect of the said income, at the year in which the income was earned.  When a dividend from Approved Enterprise is distributed, it is taxed at a tax rate of 15%.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17- Taxes on Income (Cont.)

As of December 31, 2012 the Group companies were not under the effect of the amendment. The amendments to the law had no  influence over the deferred tax balance of the Company as of December 31, 2012.

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

The rate of the Israeli corporate tax is as follows: 2010 - 25%, 2011 - 24% and 2012-25%. Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly. The mentioned change does not carry any material influence over the financial statements.

C.	The Company received final tax assessments through 2008. The subsidiaries received final tax assessments through 2005-2008.

D.
Carryforward operating tax losses and capital losses of the Company and consolidated companies total approximately $273,000 as of December 31, 2012. Carryforward tax losses in Israel may be set against future taxable income. Deferred tax assets relating to carryforward operating losses and to other temporary differences of approximately $65,000 were not recognized because their utilization in the foreseeable future is not probable. In addition, the Company does not have tax results carried to other comprehensive income.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17- Taxes on Income (Cont.)

E.	Taxes on income (tax benefit) included in the statements of income

	Year ended December 31,
	2012	2011	2010
	$ thousands

Current taxes	-	-	1,735
Deferred taxes	(279)	400	4,746
Net taxes in respect of previous years	17	202	(369)

	(262)	602	6,112

F.	Long term taxes

As of December 31, 2012, the Group had tax liabilities in the amount of approximately $4,457 (approximately $5,010 as of December 31,  2011) which are presented under non-current liabilities.

Tax assets in the amount of approximately $18,000 (approximately $19,540 as of December 31, 2011) have not been recognized in respect of temporary differences associated with investments in investees in the amount of approximately $72,000 (approximately $78,160 as of December 31, 2011), because the realization of these investments in the foreseeable future is not expected (which realization is at the Company's discretion), and because the distribution of dividends by these companies is not liable for tax.

G.	Theoretical tax:

	Year ended December 31,
	2012	2011 (*)	2010 (*)
	$ thousands

Income (loss) before taxes on income	15,576	(14,107)	117,213

Statutory tax rate	25%	24%	25%

Tax (tax benefit ) computed at the statutory tax rate	3,894	(3,386)	29,303
Increase (decrease) in taxes on income resulting from the following factors:
Company's share of losses of associates	2,089	2,490	2,716
Changes in temporary differences with respect to which deferred taxes were not recognized	(17,503)	(8,414)	(40,903)
Increase in unrecognized tax losses for which deferred taxes were not recognized	10,825	9,693	22,237
Utilization of previously unrecognized tax losses for which deferred taxes were not recognized in the past	-	(37)	(7,272)
Non-deductible expenses for tax purposes	416	413	400
Income in a special tax rate	-	(359)	-
Taxes in respect of previous years	17	202	(369)

Taxes on income (tax benefit)	(262)	602	6,112

*)              Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18- Net earnings (loss) per share

A.	Basic net earnings (loss) per share

1.	Details of the income (loss) used in the computation of basic net earnings (loss) per share

	Year ended December 31,
	2012	2011 (*)	2010 (*)
	$ thousands

Net earnings (loss) attributable to ordinary shareholders	4,357	(8,417)	66,333

Adjustment for Company's share in the basic loss per share of associates (**)	(1,751)	(1,745)	(1,918)

Income (loss) used in computation of basic net earnings (loss) per share	2,606	(10,162)	64,415

2.	Details of the number of shares used in the computation of basic net earnings (loss) per share

	Year ended December 31,
	2012	2011	2010
	$ thousands

Balance as of January 1	29,660,017	29,660,017	29,650,017

Effect of options converted into shares	3,760	-	4,611

Weighted average number of ordinary shares used in the computation of basic net earnings (loss) per share	29,663,777	29,660,017	29,654,628

B.	Diluted net earnings (loss) per share

1.	Details of the income (loss) used in the computation of diluted net earnings (loss) per share

	Year ended December 31,
	2012	2011 (*)	2010 (*)
	$ thousands

Income (loss) used in the computation of basic net earnings (loss) per share	2,606	(10,162)	64,415

Adjustment for Company's share in the diluted net earnings (loss) per share of associates (**)	-	-	38

Income (loss) used in computation of diluted net earnings (loss) per share	2,606	(10,162)	64,453

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18- Net earnings (loss) per share (Cont.)

2.	Details of the number of shares used in the computation of diluted net earnings (loss) per share

	Year ended December 31,
	2012	2011	2010
	$ thousands

Number of shares used in the computation of basic net earnings (loss) per share	29,663,777	29,660,017	29,654,628

Effect of options convertible into shares	-	-	11,572

Weighted average number of ordinary shares used in the computation of diluted net earnings (loss) per share	29,663,777	29,660,017	29,666,200

*)	Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

**)
Represents adjustments for differences between the Company's share in the income or losses of associates, and the associate's earnings or loss per share multiplied by the number of shares held by the Company.

To compute diluted net earnings (loss) per share for 2012 and 2011, options to employees under share-based payment plans have not been taken into account since their conversion had anti-dilutive effect.

Note 19- Balances and transactions with related and interested parties

A.	Related parties

The related parties of the Company are DIC, IDB Development Corporation Ltd. ("IDB"), related parties of DIC and IDB, associates and subsidiaries, directors and key management personnel of the Company, DIC or IDB, and a close member of the family of any of the persons mentioned above. For details regarding holdings in investee companies – see Notes 3.A.3 and 3.B.1.

For details in respect of Elron's, RDC's and DIC's holdings in Given, see Note 3.A.3).

B.	Details of transactions with related and interested parties

Classification of transactions as negligible transactions

The Board of Directors of the Company adopted a policy determining guidelines and rules for the classification of a transaction by the Company or by a consolidated company with a related party in which the controlling shareholder in the Company has a personal interest as a negligible transaction (Negligble Transaction Policy). The following is a summary of these guidelines.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19- Balances and transactions with related and interested parties (Cont.)

In any related party transaction involved with a personal interest of the Company's controlling shareholder that is evaluated and classified as to whether is anegligible transaction, the relevant criteria shall be calculated as follows: (A) In the purchase of a fixed asset ("asset that is not a current asset") - the size of the transaction; (B) In the sale of a fixed asset ("asset that is not a current asset") - the profit/loss from the transaction; (C) In the incurrence of a monetary liability - the size of the transaction; (D) In the purchase/sale of products (with the exception of a fixed asset) or services - the size of the transaction.

Services agreement with DIC

On March 19, 2009, the Company entered into a Services Agreement with DIC, effective from May 1, 2009, ("the Services Agreement"), which was approved by the Company's audit committee and board of directors, and subsequently, by a special meeting of the Company's shareholders. In February 2012, the Services Agreement was amended and extended for a further three year period commencing from May 1, 2012 (the "Revised Agreement"). The agreement's amendment and extension was approved by the Company's audit committee and board of directors, and subsequently, by a special meeting of its shareholders.

According to the agreement, each party has the right to terminate it on at least 120 days prior notice if DIC is no longer the Company's largest shareholder. Pursuant to the agreement, the Company receives managerial and administrative services from DIC that include CEO, CFO, comptroller, general counsel, corporate secretary, junior employee and administration employee services. Pursuant to the agreement, during its first three year period, Elron paid DIC an annual fee equivalent to NIS 4,700,000, CPI-linked. Pursuant to the Revised Agreement, the Company pays DIC an annual fee equivalent to NIS 5,900,000, CPI-linked (approximately $1,603 as of December 31, 2012).Under the agreement, the services are provided by persons designated by DIC, subject to the Company's approval (other than the CEO and CFO who are appointed by the Company following its proposal of such officers and approval by DIC and the Company's board of directors, and other than the comptroller, general counsel and corporate secretary, who are appointed by the Company following its proposal of such officers and approval by DIC) and are employed or otherwise engaged by DIC, at its expense ("Staff Persons"). The services do not include chairman of the board services and other headquarter services (such as offices, professional services of third parties etc.). In connection with the Services Agreement, all the Company's employees, except its Chairman, were terminated in May 2009, some of whom joined DIC.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19- Balances and transactions with related and interested parties (Cont.)

The payments made to DIC under the service agreement in 2012 are: management fees in the amount of $1,465. This amount does not include regular payments made to DIC in immaterial amounts, which are detailed in Note 19.D

Loans to subsidiaries

a)	For details on loans granted by the Company to Starling see Note 3.C.2.c).

b)	For details on loans granted by the Company to RDC and their repayment see Note 3.C.2.a).

c)	For details on loans granted by the Company to NuLens, see Note 3.C.1.d).

The Company's engagement with IDB in an arrangement providing for the use of space in the Company's offices

On July 21, 2010, following approval by the Company's audit committee and board of directors, the Company's shareholders approved an agreement between the Company and IDB pursuant to which the Company would agree to make available to IDB, to the extent that it is interested, from time to time, available office space in its offices at 3 Azrieli Center, 42nd floor, Tel Aviv, Israel, which space is not used by the Company, in accordance with the terms of its lease agreement. In consideration for the use of available office rooms which IDB shall wish to use, IDB shall pay the Company an amount per square meter equal to the amount per square meter according to the rental fees (including management fees to the management company of the building in which the Company's offices are located) and the municipality taxes which the Company pays for its offices. The calculation of the amount per such square meter shall be according to the total net area (in square meters) of the Company's offices and office rooms which shall be used by IDB without taking into account a pro rata share of the public areas located outside the Company's offices. As of the reporting date, the consideration for such use amounts to approximately NIS 179 (approximately $0.048) per square meter per month, CPI-linked plus VAT as required by law. Following the approval of this arrangement, IDB notified the Company that it intended to use one of the available rooms based on the above conditions. On August 8, 2011, the Company's audit committee resolved to limit the Company's agreement with IDB providing for the use of the Company's office space to a three-year period commencing on the date of such resolution, until August 8, 2014. In addition, in March 8, 2011, the Company's audit committee approved the use of one of the available rooms by DIC. This arrangement with DIC is a negligible transaction for the Company.

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

Directors' compensation in connection with service provided by officers as directors of Given

The Company received directors' remuneration of approximately $66 in 2012 in connection with the service provided by its officers on the board of directors of Given.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19- Balances and transactions with related and interested parties (Cont.)

C.	Composition of balances with interested and related parties

As of December 31, 2012

	Controlling shareholder (parent company)	Other related parties and interested parties	Ultimate parent company	Associates	Key management personnel
	$ thousands

Other accounts receivable	-	-	-	44	-
Trade and other accounts payable	(8)	(1)	(20)	(25)	(94)
Highest balance during the year of loans and current debts	-	-	-	24	-

As of December 31, 2011

	Controlling shareholder (parent company)	Other related parties and interested parties	Ultimate parent company	Associates	Key management personnel
	$ thousands

Other accounts receivable	4	2	-	7	-
Other accounts payable	(11)	-	(4)	-	(157)
Highest balance during the year of loans and current debts	-	-	-	12	-

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties

Year ended December 31, 2012

	For terms	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates	Key management personnel	Other related parties and interested party
	see Note	$ thousands

Income (*)		6	-	4	214	-	-

Expenses
Services Agreement-related expenses	19.B	(1,465)	-	-	-	-	-
Directors' remuneration	19.D.3	(38)	-	(31)	-	(351)	-
Insurance-related expenses		-	-	-	-	-	(120)
Salaries, wages and related expenses		-	-	-	-	(513)	-
Other		-	(44)	(58)	-	-	(119)

		(1,497)	(44)	(85)	214	(864)	(239)

(*)	Mainly interest and participation in directors' remuneration.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Year ended December 31, 2011

	For terms	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates	Key management personnel	Other related parties and interested party
	see Note	$ thousands

Income (*)		11	-	3	121	-	-

Expenses
Services Agreement-related expenses	19.B	(1,423)	-	-	-	-	-
Directors' remuneration	19.D.3	(48)	-	(9)	-	(372)	-
Insurance-related expenses		-	-	-	-	-	(123)
Salaries, wages and related expenses		-	-	-	-	(697)	-
Other		-	(145)	(49)	-	-	(68)

		(1,460)	(145)	(55)	121	(1,069)	(191)

(*)            Mainly interest and participation in directors' remuneration.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Year ended December 31, 2010

	For terms	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates	Key management personnel	Other related parties and interested party
	see Note	$ thousands

Income (*)		38	-	3	211	-	-

Expenses
Services Agreement-related expenses	19.B	(1,312)	-	-	-	-	-
Directors' remuneration	19.D.3	(70)	-	(25)	-	(371)	-
Interest expenses		(742)	-	-	-	-
Insurance-related expenses		-	-	-	-		(321)
Salaries, wages and related expenses		-	-	-	-	(903)	-
Other		-	(137)	(78)	-	-	(360)

		(2,086)	(137)	(100)	211	(1,274)	(681)
(*)          Mainly interest and participation in directors' remuneration.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Compensation of key management personnel employed by the Company (including directors)

	No. of personnel in	For the year ended December 31, 2012	No. of personnel in	For the year ended December 31, 2011		No. of personnel in	For the year ended December 31, 2010
	2012	$ thousands	2011	$ thousands		2010	$ thousands
Short-term employee benefits	1	474	1	509	(*)	1	767	(*)
Termination benefits	1	53	1	56		1	51
Share-based payment transactions	1	(14)	1	132		1	85
Total		513		697			903

(*)	See Section 1 (Grants) below for details regarding a bonus for the year 2010 which was included under short-term benefits.

Compensation of key management personnel not employed by the Company (including directors)

	No. of personnel in	For the year ended December 31, 2012	No. of personnel in	For the year ended December 31, 2011	No. of personnel in	For the year ended December 31, 2010
	2012	$ thousands	2011	$ thousands	2010	$ thousands
Short-term employee benefits	10	420	10	429	10	466

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period relating to key management personnel.

The amounts disclosed in the table do not include compensation paid to key management personnel of the Company by DIC according to the Services Agreement (see Note 19.B above).

1.	Grants:

On March 10, 2011, the Company's board of directors approved (following approval by the Company's audit committee) a payment of a bonus to Mr. Mientkavich of NIS 1,200 (approximately $334) for the year 2010. This bonus was not presented to the general meeting of the shareholders for approval, and has not been paid. Due to the fact that the bonus was not ultimately paid, despite having been approved, the Chairman approached the Company and proposed that the bonus will be a performance bonus in lieu of the cash bonus, such that the value of the performance bonus will be only approximately 45% of the value of the cash bonus that was previously approved but not paid, and will include an option component that is directly linked to the Company's performance or to significant challenges facing it. Due to the importance of Pocared to the Company and to its holdings, it was proposed that in lieu of the aforementioned cash bonus, the Company will approve the grant of (phantom) options of Pocared to the Chairman from Pocared shares held by Elron, which shall only be cash exercisable. On February 1, 2012, the Company's shareholders (following approval of the Company's audit committee and board of directors), approved the granting of phantom options over 375,722 Preferred F Shares of Pocared to the Chairman, representing 2% of the Company's holdings in Pocared’s Preferred F Shares (approximately 0.5% of Pocared’s share capital). The exercise price per share of each option shall be $0.605.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19-Balances and transactions with related and interested parties (Cont.)

The options are exercisable until the fourth anniversary of the date of approval by the shareholders of the Company. The options shall be automatically exercisable upon an exit event (as defined below) during the four year period. If an exit event does not occur by the fourth anniversary of the date of approval by the shareholders of the Company, then the value of the options will be determined on the date of their expiry based on a valuation to be performed by a valuator chosen by the Company's audit committee. The options will be exercised into cash, in an amount equal to the difference between the exercise price and the price at which they are either sold or valued. For this purpose, an exit event shall be deemed to have occurred in the event of a sale of the majority of the shares or assets of Pocared or in the event of an initial public offering of the securities of Pocared or in the event of the sale of more than 50% of the holdings of the Company in Pocared. If the proceeds in respect of the Pocared shares, in the case of an exit event, received by the Company are in the form of securities, then the Company shall pay the Chairman in cash an amount equal to the fair value of the said securities as determined by an external independent valuator appointed by the Company's Audit Committee.

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

In respect of this grant the Company recognized an income in the amount of approximately $14 in 2012 due to a decrease in these options' fair value (and in 2011 an expense in the amount of approximately $132).

In addition, an employee (who provides services to Elron under the Services Agreement with DIC) was granted phantom options for shares of Pocared on similar terms. In respect of this grant the Company recognized an income in the amount of approximately $24 due to a decrease in these options' fair value (and in 2011 an expense in the amount of approximately $200).

2.	Consulting Agreement

In September 2009, following the approval of the Company's audit committee and board of directors, the Company's shareholders approved a consulting agreement with one of its directors, Prof. Gabi Barbash, pursuant to which, in addition to his director fees, he will receive $5 per month for his additional services to to the Company, mainly consulting services in connection with its medical device group companies. The agreement commenced in August 2009 and terminated in August 2010. In October 2011, following the approval of the Company's audit committee and board of directors, the Company's shareholders approved the renewal of the consulting agreement commencing from September 2010 until December 2012, on the same terms. In December 2012, the Company's audit committee and board of directors approved a consulting agreement with Prof. Gabi Barbash,  pursuant to which, in addition to his director fees, he will receive $2.5 per month plus VAT (half of his monthly fee according to the previous agreement), mainly in connection with the identification and analysis of investment opportunities in medical device companies. This agreement is subject to the approval of the Company's shareholders.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19-Balances and transactions with related and interested parties (Cont.)

3.	Directors' compensation

Compensation to directors who are controlling persons or their family members, for their employment as directors of the Company and their participation in its meetings and committees was approved by the Company's shareholders on October 18, 2007 (following approval by the Company's audit committee and board of directors), in the maximum amounts stated in regulations 4 and 5 of the Israel Companies Regulations (Rules Regarding Remuneration and Expenses for an Outside Director), 2000. Directors' compensation or any other compensation shall not be paid to directors who are paid employees of the Company or of a company under its control, or who are eligible to compensation therefrom in a capacity other than director of the Company.

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

Directors' fees which do not exceed the customary remuneration that was paid by the Company for the year 2012 to the directors of the Company during this period, 10 directors in total, amounted to approximately $420 (see section D above). Of such amount, a sum of approximately $31 was paid to IDB for the service of an officer thereof as director of the Company, a sum of approximately $38 was paid to DIC for the service of two officers thereof as directors of the Company, and a sum of approximately $29 was paid to Dori Manor, a controlling shareholder of the Company, for his office as a director of the Company, in 2012. Since September 2010, Ms. Rona Dankner, a director of the Company and the daughter of the ultimate controlling shareholder of the Company, Mr. Nochi Dankner, waived the entire director's remuneration that she is entitled to receive from the Company (which amounted to immaterial yearly amount).

4.	Share based payments

The chairman of the board of directors, Mr. Mientkavich, in his capacity as a director of Given, holds the following options to purchase ordinary shares and restricted share units of Given:

Date	Number	Exercise price ($)	Exercise period	Fair value ($)
July 2007	Options for the purchase of 35,000 shares	29.42	4 equal shares until July 2014	413
June 2008	Options for the purchase of 10,000 shares	16	From the first anniversary of the grant date until June 2015	55
August 2009	Options for the purchase of 10,000 shares	11.55	From the first anniversary of the grant date until August 2014	44
June 2010	4,545 share units	-	Commencing May 2011	80
May 2011	4,545 share units	-	Commencing May 2012	92
May 2012	4,545 restricted share units	-	Commencing 2013 shareholders meeting	51

For details regarding options to purchase ordinary shares of the Company issued to the chairman of the Company's board of directors, see Note 13.G.1.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Financial instruments

A.	Classification of financial assets and financial liabilities

The financial assets and financial liabilities in the statement of financial position are classified by groups of financial instruments pursuant to IAS 39 and IFRS 9:

	December 31,
	2012	2011
	$ thousands
Financial assets:

Financial assets measured at amortized cost:
Other accounts receivable	3,559	24,894
Other long-term receivables	3,693	5,249

Financial assets measured at fair value through profit or loss:

Other investments measured at fair value	22,325	14,963
Financial assets classified as held for sale	-	3,155

Financial assets measured at fair value through other comprehensive income:

Other investments measured at fair value	1,250	2,561

Financial liabilities:

Financial liabilities measured at amortized cost:
Loans from bank and others	4,000	3,288
Trade payables and other current liabilities	2,830	3,999
Royalty bearing government grants	864	958

B.	Management of financial risks

The Group is exposed to various risks resulting from the use of financial instruments, such as:
•	Market risk (including currency risk, CPI risk, interest rate risk and other price risk).
•	Credit risk.
•	Liquidity risk.

The officer responsible for management of the Company's risks is Mr. Yaron Elad, the Company's CFO.

The handling of financial exposures, formulation of hedging strategy, supervision over, execution and provision of an immediate response to extraordinary developments in the various markets, is under the responsibility of the officer responsible for the Company's risk management, who acts in consultation with the Company's CEO, audit committee members and investment committee members. The audit committee is updated as to the implementation of the Company's policy on a quarterly basis.

The main purpose of the financial liabilities is to finance the Company's and group companies' operations. The Group's financial assets include trade and other receivables (current and non-current), and cash and short-term deposits that derive directly from its operations. The Company also holds investments measured at fair value, and occasionally enters into derivative transactions (mainly with respect to foregin currency hedge).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Financial instruments (Cont.)

Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: currency risk, CPI risk, other price risk and interest rate risk. Financial instruments affected by market risk include loans and credit, deposits, investments measured at fair value and derivative financial instruments.

1.	Currency risk

Since most of the investee companies operate in Israel, the Group's main exposure results from changes in the exchange rate between the New Israeli Shekel ("NIS") and the dollar. Elron's functional currency, as well as that of most of its investee companies, is the dollar. Elron's policy is to reduce exposure to exchange rate fluctuations by having, to the extent possible, most of its and its investee companies' assets and liabilities, as well as most of their revenues and expenditures in dollars, or dollar linked. However, salaries and related expenses, as well as expenses related to the DIC Services Agreement (see Note 19.B) and other operating expenses are denominated in NIS. It is the Company's and its investee companies' policy to use derivative financial instruments, from time to time, to limit exposure to changes in the exchange rate between the NIS and the dollar or to keep a portion of the Company's and its investee companies' resources in NIS against a portion of their future NIS expenses and against liabilities denominated in NIS. If the NIS should strengthen against the dollar, it may harm the Company's and its investee companies' results of operations.

The Company holds a material portion of its cash balances in dollars, however, in the future, changes may take place from time to time in the amounts of these balances, in how the Company maintains its cash, and the portion of cash it holds in each currency, based on business developments and future decisions.

2.	CPI risk

The Company is engaged in a services agreement with DIC (see Note 19.B). In addition, the Company and several group companies are engaged in a number of lease agreements that are linked to the CPI for various time periods, which are also impacted by changes in the CPI.

3.	Other price risk

The Company has investments in unquoted financial instruments and in quoted financial instruments that are classified as financial assets measured at fair value, which expose the Company to risk stemming from fluctuations in the security price determined based, among other things, on the stock market prices.

 Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Financial instruments (Cont.)

4.	Interest risk

The Group is exposed to market risks resulting from changes in interest rates, relating primarily to Elron's and RDC's obligations to banks and interest bearing deposits in banks. As of the approval date of the financial statements, Elron and RDC do not use derivative financial instruments to limit exposure to interest rate risk. In addition, as detailed in Note 11 above, the Company has received a variable interest loan from Silicon Valley Bank in the amount of $4,000 and an additional unutilized dollar credit line in the amount of $25,000. In addition, certain of the investee companies have variable interest loans. Therefore, an increase in interest rates would result in an increase in their and the Company's financial expenses.

The following table details the interest of the Group's interest-bearing financial instruments:

	December 31,
	2012	2011
	$ thousands
Fixed rate instruments:

Financial assets	49,550	22,208

	49,550	22,208
Floating rate instruments:

Financial assets	2,902	40,635
Financial liabilities	(4,864)	(4,242)

	(1,962)	36,393

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument, leading to a financial loss. The Group is exposed to credit risk from its operating activities and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

As the Group holds most of its cash and cash equivalents, short-term and long-term investments, escrow deposits and other financial instruments in various financial institutions with high credit ratings, the Group does not have significant concentrations of credit risk. The Company's policy is spreading out its cash investments among the various institutions. Pursuant to the Company's policy, assessments are made on an ongoing basis regarding the relative credit strength of the various financial institutions. As of December 31, 2012, cash and cash equivalents amounted to $47,525. In addition, other  receivables include $1,900 in escrow from the sale of Wavion (which was received in Februry 2013, subsequent to the reporting date, see Note 3.C.2.g)) and other long term receivables include $3,061 in escrow from the sale of SyncRx (see Note 3.C.2.b)).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Financial instruments (Cont.)

Liquidity risks

The Group's policy for managing its liquidity is to assure, to the extent possible, that it will have sufficient liquidity to settle its liabilities in a timely manner and to ascertain the existence of the cash balances it requires to meet its financial obligations.

C.	Sensitivity tests relating to changes in market factors

A change in the interest rate, exchange rate or CPI as of December 31, 2012 and 2011 would not have changed the Company's equity and income or loss in material amounts.

D.	Sensitivity tests relating to price risk

A change in the fair value of financial assets measured at fair value through profit or loss (including financial assets measured at fair value classified as held for sale) would increase (decrease) the Company's equity and income (loss) in the theoretical amounts presented below.

	2012	2011	2010
	$ thousands

5% increase	1,116	748	860
10% increase	2,233	1,496	1,721
5% decrease	(1,116)	(748)	(860)
10% decrease	(2,233)	(1,496)	(1,721)

A change in the fair value of financial assets measured at fair value through other comprehensive income would not have changed the Company's equity in material amounts.

E.	Fair value of financial instruments

The carrying amount of all of the Company's financial assets and liabilities, including cash and cash equivalents, other current assets, financial assets measured at fair value classified as held for sale, other investments measured at fair value, other long term receivables, other accounts payable, trade payables, royalty bearing government grants and long term loans from banks and others, conform to or approximate their fair values.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Financial instruments (Cont.)

Financial assets (financial liabilities) measured at fair value:

December 31, 2012:

	Level 1	Level 2	Level 3
	$ thousands
Other investments measured at fair value	178	-	23,397

December 31, 2011:

	Level 1	Level 2		Level 3
	$ thousands
Other investments measured at fair value	1,510	-		16,014
Financial assets measured at fair value classified as held for sale	590	2,565	*)	-

*)
As noted above in Note 7, as of December 31, 2011, the fair value of the investment in Wave's shares was determined by reference to their quoted market price less the Discount in respect of the lock-up period. The Discount was estimated based on the Option Pricing Model method and amounted to $254 as of December 31, 2011. The Discount alone was measured according to level 2, and deducted from the quoted market price of the shares according to level 1.

Changes in financial assets classified in Level 3:

Financial assets measured at fair value
$ thousands

Balance as of January 1, 2011	20,002

Total recognized losses:
In profit or loss (*)	(5,385)
In other comprehensive loss (*)	(49)
Acquisitions	1,676
Return on investment	(230)
Balance as of December 31, 2011	16,014

Total recognized income:
In profit or loss	1,813
In other comprehensive income	19
Transfer into level 3 due to a decrease in holdings in companies measured according to the equity method of accounting prior to their classification as financial assets	4,301
Investment	1,250
Balance as of December 31, 2012	23,397

Total gain for 2012 included in profit or loss relating to assets held at the end of the reporting year	1,813
Total loss for 2011 included in profit or loss relating to assets held at the end of the reporting year	(1,065)

*)           Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Financial instruments (Cont.)

G.	Liquidity risk

1.	Set forth below are the contractual repayment dates of financial liabilities, including an estimate of the interest payments, without amounts with respect to which there are offset agreements:

	December 31, 2012
	Total							No
	projected						More	specific
	cash	First	Second	Third	Fourth	Fifth	than	repayment
	flows*	year	year	year	year	year	5 years	date
	$ thousands

Trade payables	237	237	-	-	-	-	-	-
Other current financial liabilities	2,601	2,601	-	-	-	-	-	-
Loans from banks	4,375	160	160	4,055	-	-	-	-
Royalty bearing government grants	864	-	-	-	-	-	-	864
	8,077	2,998	160	4,055	-	-	-	864

*)	The anticipated cash flows were calculated on the basis of the CPI and the exchange rates that prevailed on December 31, 2012.

	December 31, 2011
	Total							No
	projected						More	specific
	cash	First	Second	Third	Fourth	Fifth	than	repayment
	flows*	year	year	year	year	year	5 years	date
	$ thousands

Trade payables	656	656	-	-	-	-	-	-
Other current financial liabilities	3,343	3,343	-	-	-	-	-	-
Loans from others	3,533	-	-	3,533	-	-	-	-
Royalty bearing government grants	958	4	-	-	-	-	-	954
	8,490	4,003	-	3,533	-	-	-	954

*)	The anticipated cash flows were calculated on the basis of the CPI and the exchange rates that prevailed on December 31, 2011.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Financial instruments (Cont.)

2.	The expected maturity profile of financial assets according to their contractual terms in non-capitalized amounts (including an estimate of interest to be received):

December 31, 2012:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Un-determined	Total
	$ thousands
Financial assets measured at amortized cost:
Deposits and receivables	3,558	3,061	-	-	-	-	632	7,251

Financial assets measured at fair value through profit or loss:
Shares	-	-	-	-	-	-	22,325	22,325

Financial assets measured at fair value through other comprehensive income:
Shares	-	-	-	-	-	-	1,250	1,250

	3,558	3,061	-	-	-	-	24,207	30,826

December 31, 2011 (*):

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Un-determined	Total
	$ thousands
Financial assets measured at amortized cost:
Deposits and receivables	24,894	1,949	-	3,400	-	-	738	30,981

Financial assets measured at fair value through profit or loss:
Shares	-	-	-	-	-	-	14,963	14,963

Financial assets measured at fair value through other comprehensive income:
Shares	-	-	-	-	-	-	2,561	2,561

Financial assets measured at fair value through profit or loss classified as held for sale:
Shares	3,155	-	-	-	-	-	-	3,155

	28,049	1,949	-	3,400	-	-	18,262	51,660

*)           Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Financial instruments (Cont.)

H.	Linkage terms of assets and liabilities on a consolidated basis

December 31, 2012:

	NIS (CPI linked)	USD (or USD linked)	NIS (not linked)	Non- monetary item**	Total
	$ thousands
Assets *
Cash and cash equivalents	-	44,766	2,759	-	47,525
Other accounts receivable	34	1,443	91	296	1,864
Investments in associates	-	-	-	113,217	113,217
Other investments measured at fair value	-	-	-	23,575	23,575
Property, plant and equipment, net	-	-	-	177	177
Intangible assets, net	-	-	-	4,922	4,922
Other long-term receivables	-	5,663	64	75	5,802

	34	51,872	2,914	142,262	197,082

Liabilities *
Trade payables	11	49	177	-	237
Other accounts payable	-	944	1,348	309	2,601
Long term loans from banks and others	-	4,000	-	-	4,000
Royalty bearing government grants	-	864	-	-	864
Employee benefits, net	-	-	-	4	4
Long term taxes	-	-	-	4,457	4,457

	11	5,857	1,525	4,770	12,163

*)	Non-current assets and liabilities in this table include their current maturities.
**)	Including non-financial items.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Financial instruments (Cont.)

December 31, 2011 (*):

	NIS (CPI linked)	USD (or USD linked)	NIS (not linked)	Non- monetary item**	Total
	$ thousands

Assets *
Cash and cash equivalents	-	34,536	5,526	-	40,062
Other accounts receivable	57	1,733	629	276	2,695
Inventories	-	-	-	98	98
Assets held for sale	-	-	-	3,155	3,155
Investments in associates	-	-	-	111,680	111,680
Other investments measured at fair value	-	-	-	17,524	17,524
Property, plant and equipment, net	-	-	-	246	246
Intangible assets, net	-	-	-	4,922	4,922
Other long-term receivables	-	27,888	59	-	27,947

	57	64,157	6,214	137,901	208,329

Liabilities *
Trade payables	-	126	530	-	656
Other accounts payable	-	165	2,807	1,361	4,333
Long term loans from banks and others	-	3,288	-	-	3,288
Royalty bearing government grants	-	958	-	-	958
Employee benefits, net	-	-	-	1	1
Long term taxes	-	-	-	5,010	5,010

	-	4,537	3,337	6,372	14,246

*	Non-current assets and liabilities in this table include their current maturities.
**	Including non-financial items.

*)       Retroactive adjustment, see Note 2.A.4 regarding adoption of new standards.

Elron Electronic Industries Ltd.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

A.	Details Relating to Investments in the consolidated financial statements as of December 31, 2012

			Consolidated rate of	Elron's effective	Fully diluted	Elron's fully diluted	Consolidated carrying value of	Market value of investment
	Rate of holdings in equity		holdings in	rate of holdings	consolidated rate of	effective rate of	investment December 31,	December 31,	March 8,
	Elron (1)	RDC	equity	in equity (2)	holdings	holdings (2)	2012	2012	2013
	%						$ thousands
Investments in investee companies

Subsidiaries:

Cloudyn Software Ltd.	45.94	-	45.94	36.75	43.33	34.66	(107)	-	-
Kyma Medical Technologies Ltd.	-	72.85	72.85	36.50	60.80	30.46	1,976	-	-
SmartWave Medical Ltd.	-	100.00	100.00	50.10	89.37	44.77	(3)	-	-

Associates:

Given Imaging Ltd.	21.89	8.57	30.45	26.18	26.03	22.38	105,714	165,350	152,194
NuLens Ltd.	34.72		34.72	34.72	29.84	29.84	-	-	-
BrainsGate Ltd.	29.90	-	29.90	29.90	26.82	26.82	2,958	-	-
Pocared Diagnostics Ltd.	40.84	-	40.84	40.84	36.97	36.97	1,830	-	-
Cartiheal (2009) Ltd.	23.86		23.86	23.86	28.47	28.47	1,864	-	-
Numbeez Ltd.	34.48	-	34.48	27.59	34.29	27.43	364	-	-
Blitz Branding Ltd.	31.42	-	31.42	25.14	26.09	20.87	487
Plymedia Inc.	27.22	-	27.22	27.22	21.38	21.38	-	-	-

Other investments:

Notal Vision Inc.	23.11	-	23.11	23.11	18.80	18.80	5,650	-	-
Jordan Valley Semiconductors Ltd.	18.83	-	18.83	18.83	16.95	16.95	12,190	-	-
Atlantium Technologies Inc.	8.56	-	8.56	8.56	7.20	7.20	130	-	-
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	4,290	-	-
Enablence Technologies Inc.	4.61	-	4.61	4.61	N/A	N/A	178	178	299
Whitewater Ltd.	2.90	-	2.90	2.90	1.45	1.45	1,072	-	-

(1)	Including holding through Elron's fully-owned subsidiaries and through Navitrio.
(2)	Elron's effective holdings include holdings by RDC multiplied by 50.10% and holdings by Navitrio multiplied by 80%.

Given Imaging Ltd.

and its Subsidiaries

Consolidated
Financial Statements

As of and for the
Year Ended December 31, 2012

Given Imaging Ltd. and its subsidiaries

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Given Imaging Ltd.

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. (the “Company”) and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Haifa, Israel
March 7, 2013

Given Imaging Ltd. and its Subsidiaries
Consolidated Balance Sheets
(In thousands except share data)

		December 31,
	Note	2012	2011
Assets

Current assets
Cash and cash equivalents	1D; 2	$35,442	$24,285
Short-term investments	1H; 5	58,446	64,762
Accounts receivable:
Trade	1E	31,279	32,406
Other	3	4,654	5,259
Inventories	1F; 4	22,591	22,921
Advances to suppliers		1,349	1,207
Deferred tax assets	1Q; 14D	2,646	1,538
Other current assets		2,689	1,373

Total current assets		159,096	153,751

Other long term assets		924	1,266

Assets held for employees’ severance payments	1G; 10	7,974	6,854

Long-term investments	1H; 5	30,188	16,003

Non-current inventory	1F; 4	6,150	4,926

Fixed assets, less accumulated depreciation	1I; 6	12,335	12,301

Intangible assets, less accumulated amortization	1J; 7; 16	30,705	29,075

Goodwill	1K; 16; 17	26,942	24,089

Total Assets	$274,314	$248,265

President and CEO	CFO

March 7, 2013

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Balance Sheets
(In thousands except share data)

		December 31,
	Note	2012	2011
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	8A	$38	$139
Accounts payable:
Trade		8,756	8,081
Other	9	27,091	28,397
Deferred income		929	521

Total current liabilities		36,814	37,138

Long-term liabilities
Obligation under capital lease, net	8A	78	120
Liability in respect of employees’ severance payments	10	8,761	7,720
Contingent consideration in respect of business combination	1W, 16D	1,038	-
Deferred tax liabilities	14D	4,675	5,362
Total long-term liabilities		14,552	13,202

Total liabilities		51,366	50,340

Commitments and contingencies	8

Equity
Shareholders` equity:	11
Ordinary Shares, NIS 0.05 par value each
(90,000,000 shares authorized as of December 31, 2012 and 2011,
31,080,876 and 30,448,838 shares issued and fully
paid as of December 31, 2012 and 2011, respectively)		367	359
Additional paid-in capital		219,103	208,838
Capital reserve		1,591	2,051
Accumulated other comprehensive income (loss)		266	(885)
Retained earnings (accumulated deficit)		1,621	(12,729)
Total shareholders` equity		222,948	197,634
Non-controlling interests		-	291
Total equity		222,948	197,925

Total liabilities and equity		$274,314	$248,265

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Income and Comprehensive Income
(In thousands except share and per share data)

		Year ended December 31,
	Note	2012	2011	2010
Revenues	1O; 12	$180,501	$177,955	$157,809
Cost of revenues		(42,971)	(41,466)	(37,629)

Gross profit		137,530	136,489	120,180

Operating expenses
Research and development, gross	1R	(25,627)	(26,129)	(21,695)
Government grants	1P	1,439	1,113	1,477
Research and development, net		(24,188)	(25,016)	(20,218)

Sales and marketing		(76,272)	(75,014)	(67,114)
General and administrative		(22,746)	(23,078)	(25,138)
Other, net	6; 7; 17	(455)	(397)	(759)

Total operating expenses		(123,661)	(123,505)	(113,229)

Operating profit		13,869	12,984	6,951

Financial income, net	13	847	1,343	2,599

Profit before taxes on income		14,716	14,327	9,550

Income tax expense	1Q; 14	(459)	(2,158)	(1,362)

Net Profit		14,257	12,169	8,188

Net loss (profit) attributable to non-controlling interest		93	(191)	290

Net profit attributable to shareholders		$14,350	$11,978	$8,478

Net change in respect of available for sale securities		1,151	(980)	(304)
Total comprehensive profit attributable to
Shareholders		$15,501	$10,998	$8,174

Total comprehensive profit (loss) attributable
to non-controlling interest		(93)	191	(290)

Total comprehensive profit		$15,408	$11,189	$7,884

Earnings per share:

Basic Earnings attributed to shareholders
per Ordinary Share	1M	$0.47	$0.40	$0.29

Diluted Earnings attributed to shareholders
per Ordinary Share	1M	$0.45	$0.39	$0.28

Weighted average number of Ordinary Shares used to
compute basic Earnings per Ordinary Share	1M	30,853,581	30,212,787	29,670,842
Weighted average number of Ordinary Shares used to
compute diluted Earnings per Ordinary Share	1M	31,563,208	31,089,499	30,525,654

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Changes in Equity
(In thousands except share data)

	Shareholders of the Company
					Accumulated	Retained
			Additional		Other	Earnings	Non-
			Paid-In	Capital	Comprehensive	(Accumulated	controlling
	Ordinary shares		Capital	Reserve	Income (loss)	Deficit)	interests	Total
	Shares	Amount
Balance as of January 1, 2010	29,370,972	$345	$182,203	$2,166	$399	$(33,185)	$678	$152,606

Change during the year 2010:
Net profit (loss)	-	-	-	-	-	8,478	(290)	8,188
Net change in respect of available for sale securities	-	-	-	-	(304)	-	-	(304)
Exercise of stock options	458,305	5	4,214	-	-	-	-	4,219
Stock based compensation	-	-	8,482	-	-	-	-	8,482
Change in non-controlling interest	-	-	-	(115)	-	-	(288)	(403)
Balance as of December 31, 2010	29,829,277	350	194,899	2,051	95	(24,707)	100	172,788

Change during the year 2011:
Net profit	-	-	-	-	-	11,978	191	12,169
Net change in respect of available for sale securities	-	-	-	-	(980)	-	-	(980)
Exercise of equity awards	619,561	9	6,576	-	-	-	-	6,585
Stock based compensation	-	-	7,363	-	-	-	-	7,363
Balance as of December 31, 2011	30,448,838	359	208,838	2,051	(885)	(12,729)	291	197,925

Change during the year 2012:
Net profit (loss)	-	-	-	-	-	14,350	(93)	14,257
Net change in respect of available for sale securities	-	-	-	-	1,151	-	-	1,151
Exercise of equity awards	632,038	8	4,107	-	-	-	-	4,115
Stock based compensation	-	-	6,158		-	-	-	6,158
Change in non-controlling interest	-	-	-	(460)	-	-	(198)	(658)
Balance as of December 31, 2012	31,080,876	$367	$219,103	$1,591	$266	$1,621	$-	$222,948

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net profit	$14,257	$12,169	$8,188

Adjustments required to reconcile net profit to net cash
provided by operating activities:

Depreciation and amortization	8,597	8,296	7,662
Goodwill impairment	-	-	20
Change in deferred taxes	(1,795)	(409)	(127)
Stock based compensation	6,158	7,363	8,482
Loss from disposal of fixed assets and intangible assets	484	397	739
Decrease (increase) in accounts receivable – trade	977	(4,544)	560
Decrease (increase) in other accounts receivable – other	1,252	(968)	(488)
Decrease (increase) in other current assets	(1,316)	212	(23)
Decrease (increase) in advances to suppliers	(142)	(766)	93
Decrease (increase) in inventories	(299)	(3,145)	2,331
Increase (decrease) in accounts payable	(691)	1,433	3,389
Increase (decrease) in deferred revenue	408	(267)	554
Other	(62)	158	304
Net cash provided by operating activities	27,828	19,929	31,684

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(7,005)	(10,551)	(5,056)

Other long term assets	(538)	(39)	(6)
Acquisition of businesses, net of cash acquired (1)	(6,000)	-	(34,709)
Change in short term deposits, net	4,968	(20,176)	(26,830)
Proceeds from sales and maturity of marketable securities	13,343	11,141	25,167
Investments in marketable securities	(24,827)	(16,910)	(5,953)
Net cash used in investing activities	(20,059)	(36,535)	(47,387)

Cash flows from financing activities:
Principal payments on capital lease obligation	(129)	(168)	(143)
Proceeds from the issuance of Ordinary Shares	4,115	6,585	4,219
Purchase of shares from a non-controlling shareholder in a subsidiary	(658)	-	(403)
Net cash provided by financing activities	3,328	6,417	3,673

Effect of exchange rate changes on cash and cash equivalents	60	(145)	191
Increase (decrease) in cash and cash equivalents	11,157	(10,334)	(11,839)
Cash and cash equivalents at beginning of year	24,285	34,619	46,458
Cash and cash equivalents at end of year	$35,442	$24,285	$34,619

Supplementary cash flow information:

Income taxes paid	$2,883	$2,179	$234

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

(1)           Acquisition of businesses, net of cash acquired:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
Working capital (excluding cash and cash equivalents)	$(595)	$-	$(3,165)
Deposits	-	-	(65)
Fixed assets, net	(183)	-	(533)
Intangible assets (including Goodwill)	(6,260)	-	(37,714)
Deferred tax liabilities	-	-	6,759
Other long-term liabilities	1,038	-	9

	$(6,000)	$-	$(34,709)

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

•               a portable data recorder and sensors that are worn by the patient; and

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

The Company has direct or indirect wholly-owned subsidiaries in the United States, Brazil, the Netherlands, Germany, France, Australia, Hong Kong, Vietnam, Japan and Singapore.

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

In April  2010, the Company acquired privately-held Sierra Scientific Instruments (“Sierra”), now known as Given Imaging (Los Angeles) (“GILA”), for approximately $35 million in cash. GILA is a leading provider of specialty diagnostic devices for the gastrointestinal tract.  GILA’s primary business is the development, manufacture and sale of high-resolution pressure systems, also known as high resolution manometry, for the diagnosis of motility disorders within the GI tract. GILA’s high resolution manometry systems are sold under the name ManoScan.  Since sales began in 2004, GILA has produced and installed ManoScan™ systems world-wide and supported numerous clinical procedures. GILA also markets and sells catheter-based pH and impedance monitoring systems. As part of the acquisition, the Company acquired 100% of the shares of GILA’s subsidiary, a Vietnamese company, which manufactures catheters (for more details see Note 16B).

In October 2012, the Company acquired from The SmartPill Corporation (“SmartPill”), a U.S. based-company, assets related to the SmartPill® GI Monitoring System for $6 million plus an earn-out component. The SmartPill® is an ingestible capsule that uses sensor technology to measure pH, pressure and temperature in the gastrointestinal tract. The SmartPill System measures gastric emptying and the transit time of solid and liquid content through the entire gastrointestinal tract and is used to evaluate motility disorders such as gastroparesis and constipation.

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

B.           Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries in the United States (including GILA, see note 16B), Germany, France, the Netherlands, Hong-Kong, Singapore, Vietnam, Japan, Brazil and Australia. The accounts of the subsidiaries are consolidated from the date of their inception, except for the accounts of GILA, which are consolidated from April 1, 2010, the closing date of the GILA acquisition. All intercompany balances and transactions have been eliminated in consolidation.  As of December 31, 2012, the Company considers itself operating in only one segment.

C.           Functional and reporting currency

The functional and reporting currency of the Company and all its subsidiaries is the U.S. dollar.

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

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

E.           Allowance for doubtful accounts receivable - trade (cont’d)

The activity in the allowance for doubtful accounts for the three years ended December 31, 2012 is as follows:

	Year ended December 31,
	2012	2011	2010
Opening balance	$311	$295	$252
Additional provision	261	150	362
Write-offs	(229)	(134)	(319)

Closing balance	$343	$311	$295

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

Available-for-sale securities are recorded at fair value. Changes in fair value based on closing market prices of the securities at balance sheet date are recorded directly to shareholders’ equity as accumulated other comprehensive income (loss). A decline in market value of available for sale security below cost deemed “other than temporary” will be charged to the statement of income when it occurs.

As of December 31, 2012, marketable securities consist of corporate bonds, which the Company classified as “available-for-sale”.

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

J.           Definite-life intangible assets

Definite-life intangible assets acquired in business combinations consist mainly of acquired technology (including in-process research and development expenditures), trademarks, patents and customer relationships, and are amortized using the straight-line method over their estimated period of useful life, mainly 8 to 20 years (for more details see Note 16B and Note 16D).

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

Stock-based compensation is accounted for based on the provisions of ASC 718-20, “Share-Based Payment” (“ASC 718-20”). ACS 718-20 requires compensation expense relating to share-based payments to be recognized in income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards at the grant date is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period.

Stock-based compensation recognized in the consolidated statements of income is based on awards ultimately expected to vest. As a result, the expense has been reduced for estimated forfeitures. ASC 718-20 requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

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

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

M.           Earnings per Ordinary Share (cont’d)

The following table summarizes information related to the computation of basic and diluted earnings per Ordinary Share for the years indicated.

	Year ended December 31,
	2012	2011	2010
Net profit attributable to Ordinary Shares	$14,350	$11,978	$8,478

Weighted average number of Ordinary Shares outstanding
used in basic earnings per Ordinary Share
Calculation	30,853,581	30,212,787	29,670,842

Add assumed exercise of outstanding dilutive
potential Ordinary Shares	709,627	876,712	854,812

Weighted average number of Ordinary Shares outstanding
used in diluted earnings per Ordinary Share
Calculation	31,563,208	31,089,499	30,525,654

Basic earnings per Ordinary Share	$0.47	$0.40	$0.29

Diluted earnings per Ordinary Share	$0.45	$0.39	$0.28

Number of equity awards excluded from the
diluted earnings per share calculation
due to their anti-dilutive effect	1,508,694	3,904,630	4,763,410

N.           Use of estimates

The preparation of the consolidated financial statements, in accordance with generally accepted principles in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowances for doubtful accounts, the valuation of deferred tax assets, intangible assets, goodwill, inventory, derivatives, share-based compensation, reserves for income tax uncertainties, contingent consideration in respect of business combination and other contingencies. Actual results could differ from those estimates.

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

For sales contracts, which include a Post Contract Customer Support (“PCS”) component, revenues allocated to PCS in accordance with ASC Subtopic 605-25, “Revenue Recognition - Multiple Element Arrangements”, are deferred and recognized ratably over the term of the support period. For multi-element arrangements that include tangible products that contain software that is essential to the tangible product’s functionality and undelivered software elements that relate to the tangible product’s essential software, the Company allocates revenue to all deliverables based on their relative selling prices, in accordance with ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. In such circumstances, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”), and (iii) best estimate of the selling price (“ESP”).

The Company accounts for multiple element arrangements that consist only of software or software-related products, including PCS, in accordance with ASC Subtopic 985-605 “Software Revenue Recognition”. For such arrangements, revenue that includes multiple elements is allocated to each element based on the relative fair value of each element, and fair value is determined by VSOE. If the Company cannot objectively determine the fair value of any undelivered element included in such multiple-element arrangements, the Company defers revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements.

P.	Government-Sponsored Research and Development

The Company participates in various programs of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”), some of which are royalty bearing. Grants received from the OCS are recorded as a reduction of research and development expenses, at the time the related expense is incurred and subject to grant approval. Royalties payable to OCS are classified as cost of revenues.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

Q.           Taxes on income

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). Under ASC 740, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax loss and credit carry forwards, based on enacted statutory tax rates applicable to the periods in which such deferred taxes will be realized.  The tax effect resulting from a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries.  Those subsidiaries have, at December 31, 2012, accumulated retained earnings of approximately $8 million which may be distributed as dividends. Such additional tax liability in respect of these non-Israeli subsidiaries has not been provided for in these financial statements as the Company does not expect these subsidiaries to distribute dividends in the foreseeable future.

The Company accounts for uncertainty in income taxes, under ASC 740-10 which prescribe a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expenses in the consolidated statements of income.

R.           Research and development costs

Research and development costs, net of grants received, are charged to the statement of income as incurred (excluding in-process research and development expenditures acquired in business combinations). ASC 985-20, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Technological feasibility is established upon completion of a working model and success in clinical trials. Costs, incurred by the Company between completion of the working models and success in clinical trials and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of income, as incurred.

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

Cash and cash equivalents are deposited with major financial institutions in Europe, the United States, Japan, Australia, Singapore, Hong Kong, Brazil, Vietnam and Israel.

The Company performs ongoing credit evaluations of the financial condition of its customers.  The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company's customer base and the Company's policy of requiring collateral or security with respect to receivables due from distributors.

The marketable securities held by the Company are highly rated corporate bonds, see also Note 5B.

U.           Comprehensive Income

In addition to net profit, comprehensive income includes unrealized gains or losses arising from marketable securities classified as available-for-sale.

V.           Fair Value Measurements

The Company's financial instruments include mainly cash and cash equivalents, accounts receivable, short term investments, contingent consideration in respect of business combination, marketable securities and accounts payable. The carrying amounts of these financial instruments approximate their fair value.

The Company implements ASC Topic 820 "Fair Value Measurements and Disclosures" ("ASC 820") for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

Derivative financial instruments

The Company enters into forward exchange contracts to hedge certain anticipated transactions which are expected to be denominated in non-dollar currencies. These derivatives are not designated as hedging instruments for accounting purposes. The derivatives are recognized on the balance sheet at their fair value. Changes in the fair value are recognized in the statement of income as ‘financial income – net’.

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

The Company applied the revised principles to the acquisitions of SmartPill in 2012 and Sierra in 2010 (see Note 16D and 16B, respectively, for details).

X.           Recent accounting pronouncements

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

Note 2 - Cash and Cash Equivalents

	December 31,
	2012	2011

Denominated in U.S. dollars	$23,846	$15,405
Denominated in New Israeli Shekels	3,424	1,686
Denominated in Euros	3,968	4,754
Denominated in Japanese Yen	3,050	1,146
Denominated in other currencies	1,154	1,294

	$35,442	$24,285

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 3 - Accounts Receivable - Other

	December 31,
	2012	2011
Government institutions	$2,662	$2,139
Other	1,992	3,120

	$4,654	$5,259

Note 4 - Inventories

	December 31,
	2012	2011
Raw materials and components	$12,744	$13,051
Work-in-progress	5,846	6,169
Finished goods	10,151	8,627

	$28,741	$27,847

Inventories are presented in:

	December 31,
	2012	2011
Current assets	$22,591	$22,921
Non-current assets	6,150	4,926
	$28,741	$27,847

Long term Inventory:

At December 31, 2012, $6,150 of the Company's components inventory is in excess of requirements for the year 2013 based on management’s estimate of sales. This long term components inventory is mainly comprised of imaging sensor and transmitter of its PillCam capsules and raw material used for the production of new products. Management believes that this amount will be utilized according to its forecasted sales.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 5 - Short-term Investments and Marketable Securities

A.	Short-term investments and marketable securities

As of December 31, 2012 and 2011, Short-term investments consist of:

	December 31,
	2012	2011

Available-for-sale securities	$2,446	$3,794
Bank deposits	56,000	60,968
Total	$58,446	$64,762

B.           Available for sale marketable securities

As of December 31, 2012 and 2011, marketable securities consist of corporate bonds only.

During 2012, the Company recorded $1,151 of realization and adjustments of unrealized gains from corporate bonds. Proceeds from the sale and maturity of available-for-sale securities were $13,343 in 2012; net realized gains included in finance income in 2012 were $85 (net realized gains included in finance income in 2011 - $281; in 2010 - $43).

The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value marketable securities classified as available-for-sale at December 31, 2012 and 2011 are as follows:

		Gross	Gross
	Carrying	unrealized	unrealized
	amount	holding gains	holding (losses)	Fair value

At December 31, 2012	$32,368	$295	$(29)	$32,634

At December 31, 2011	$20,682	$3	$(888)	$19,797

Maturities of debt securities classified as available-for-sale at December 31, 2012 were as follows:

	Carrying
	amount	Fair value
Current maturities	$2,434	$2,446
Due after one year through five years	29,934	30,188
	$32,368	$32,634

At December 31, 2012, all marketable securities which were in an unrealized loss position, had been in such a position for less than 12 months.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 6 - Fixed Assets, Less Accumulated Depreciation

	December 31,
	2012	2011
Computers and software	$13,633	$12,195
Instruments and laboratory equipment	1,494	1,476
Leasehold improvements	6,338	5,471
Motor vehicles	140	140
Machinery and equipment	20,035	18,926
Communication equipment	558	558
Office furniture and equipment	2,550	2,306

Fixed assets, at cost	44,748	41,072

Accumulated depreciation	(32,413)	(28,771)

Fixed assets at cost, less accumulated depreciation	$12,335	$12,301

Depreciation expenses for the years ended December 31, 2012, 2011 and 2010 were $4,213, $4,550 and $4,321, respectively. During 2012, the Company wrote off fixed assets which was no longer in use. This resulted in a charge of $239 recorded in operating expenses - other on the consolidated statement of income.

As of December 31, 2012 and 2011, the cost of fixed assets under capital lease was $607 and $607, and the accumulated depreciation for year ended December 31, 2012 and 2011 was $484 and $397, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 7 - Intangible Assets, Less Accumulated Amortization

	December 31,
	2012	2011
Patents and trademarks	$16,222	$14,414
Web site development	1,821	1,518
Software development	647	647
IPR&D acquired in a business combination (note 16B)	5,306	5,306
Patents and technology acquired in business
combinations	15,667	12,562
Trademarks and trade names acquired in
business combinations	4,020	4,020
Customer relationships acquired in business
combinations	3,556	2,891

Intangible assets, at cost	47,239	41,358

Accumulated amortization	(16,534)	(12,283)

Intangible assets, less accumulated amortization	$30,705	$29,075

Amortization expenses for the years ended December 31, 2012, 2011 and 2010 were $4,384, $3,746 and $2,729, respectively (expenses for 2010 do not include $612 amortization of backlog acquired as part of the GILA acquisition, see Note 16B). Estimated amortization expenses for the next five years are:  $4,361 in 2013, $4,286 in 2014, $4,210 in 2015, $4,171 in 2016 and $3,256 in 2017. During 2012, the Company wrote off patents, trademarks and software development which are no longer expected to be used. This resulted in a charge of $245 recorded in Operating expenses - other in the consolidated statements of income.

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

The Company is committed to minimum annual lease payments over the next five years as follows:

	Capital leases	Operating leases
2013	$38	$5,279
2014	-	4,364
2015	-	3,565
2016	-	2,915
2017 and thereafter	-	7,107
	$38	$23,230

Depreciation of vehicles and equipment under capital lease for the years ended December 31, 2012, 2011 and 2010 was $87, $93 and $91, respectively (see also note 6).

Rental expenses under the lease agreements for the years ended December 31, 2012, 2011 and 2010 were $4,976, $5,311 and $4,557, respectively.

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

Purchases under such agreements with the five largest single source suppliers for the years ended December 31, 2012, 2011, 2010 were $15,690, $5,553 and $9,880, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 8 - Commitments and Contingencies (cont'd)

B.           Agreements with key single - source suppliers and commitments to suppliers (cont’d)

(2)	The Company’s annual commitments under agreements with single source and other suppliers for the next 5 years are as follows:

2013	$10,306
2014	1,342
2015	2,546
2016	3,363
2017 and beyond	3,812
$21,369

C.           Office of the Chief Scientist Grants

The Company's research and development efforts have been partially financed through royalty-bearing grants from OCS. In return for the OCS's participation, the Company is committed to pay royalties to the Israeli Government at the rate of 3%-5% of the sales of its product, up to 100% of the amount of the grants received plus LIBOR interest. The Company is entitled to the grants only upon incurring research and development expenditures. There are no future performance obligations related to the grants received from the OCS. However, under certain limited circumstances, the OCS may withdraw its approval of a research program or amend the terms of its approval. Upon withdrawal of approval, the grant recipient may be required to refund the grant, in whole or in part, with or without interest, as the OCS determines. The Company received from the OCS a total cumulative amount of $400 which is the total outstanding obligation for royalty-bearing grants as of December 31, 2012.

D.           Non-Exclusive Patent License Agreement

In August 2012, the Company entered into a non-exclusive patent license agreement with a third party. Under this license agreement, the Company licensed on a non-exclusive basis a portfolio of patents related to research and development activity of the Company. In consideration for this license, the Company paid EURO 1 million upon signing the agreement and may be obligated to pay royalties of up to EURO 8 million if the Company commercializes products in the field covered by the licensed patents. The Company does not anticipate royalty payments in the foreseeable future.

E.           Litigation

In October 2011, a claim was filed against the Company in Portugal by a former distributor seeking equitable compensation and damages in an amount of approximately EURO 1.7 million due to alleged wrongful termination of a distribution agreement.

On June 19, 2012, the claim was dismissed as a result of a court ruling that determined that Portuguese courts do not have jurisdiction to try this case under Portuguese and European applicable rules.

On September 9, 2012 the former distributor filed an appeal, challenging the dismissal of the claim as described above. This appeal was rejected on the grounds of late filing.  The distributor has appealed the ruling that it was late filing the appeal and this appeal was rejected as well.  Based on the advice of counsel, management believes that the Company was entitled to terminate the distribution agreement without any compensation. Accordingly, no provision has been made in the Company’s financial statements for the claim.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 8 - Commitments and Contingencies (cont'd)

E.           Litigation (cont’d)

From time to time, as a result of the nature of its business, the Company is subject to actual or threatened patent litigation. Based on consultation with counsel, management believes that the potential exposure to the Company from such actual or threatened patent litigation as of December 31, 2012 is remote. Accordingly, no provision has been made in the Company’s financial statements for any of such claims.

F.           Registration Rights Agreement

In November 2011, an Amended and Restated Registration Rights Agreement among the Company, Elron Electronic Industries (“Elron”), Discount Investment Corporation (“DIC”) and Rafael Development Corporation (“RDC”) was approved at a special meeting of our shareholders. As of December 31, 2012, Elron, DIC and RDC collectively owned an aggregate of 45.6% of the Company’s ordinary shares and are collectively referred to as the “affiliated shareholders.” This Amended and Restated Registration Rights Agreement has amended and restated a similar agreement among us and the affiliated shareholders that had been entered into in 2007. The 2007 agreement replaced earlier registration rights granted by the Company to Elron, DIC, RDC, entities affiliated with OrbiMed Capital LLC and other shareholders in connection with a private placement of our ordinary shares completed in September 2000, before our initial public offering. These earlier registration rights expired in October 2006.

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

F.           Registration Rights Agreement (cont’d)

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

Note 9 - Accounts Payable – Other

	December 31,
	2012	2011
Government institutions	$5,782	$5,145
Liabilities relating to employees	15,665	15,370
Advances from customers	196	201
Warranty	573	665
Commissions	1,291	1,857
Accrued expenses	3,584	5,159

	$27,091	$28,397

Note 10 - Liability in Respect of Employee Severance Payments

Under Israeli law and labor agreements the Company is required to pay severance payments to each employee who was employed by the Company for over one year and has been terminated by the Company or resigned under certain specified circumstances. The Company's liability for these severance payments is covered mainly by deposits with insurance companies in the name of the employee and/or by purchase of insurance policies. The liability related to these severance payments is calculated on the basis of the latest salary of the employee multiplied by the number of years of employment as of the balance sheet date. The liability for employee severance payments included in the balance sheet represents the total amount due for such severance payment, while the assets held for severance benefits included in the balance sheet represents the Company’s contributions to insurance policies. The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements. In respect of certain Israeli employees, the Company obtained approval from the Israeli Ministry of Labor and Welfare, pursuant to the terms of Section 14 of the Israeli Severance Pay Law, 1963, according to which the current deposits with the insurance companies exempt the Company from any additional obligation to these employees for whom the said depository payments are made.

Expenses recorded in respect of employees’ severance payments for the years ended December 31, 2012, 2011 and 2010 are $1,125, $1,471 and $1,347, respectively.

The U.S. subsidiaries have a defined contribution retirement plan for their employees. Employees are allowed to contribute up to 18% of their salary in any one year, subject to a regulatory limit. The Company contributes 3% of an employee's salary subject to regulatory limits. Employees are vested in the Company's contributions after 30 days of employment. Expenses recorded in respect of the defined contribution retirement plan in the U.S for the years ended December 31, 2012, 2011 and 2010 are $1,089, $1,157 and $804, respectively.

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

B.	Employees’ and non employees’ stock options

The Company has three active equity plans:

The newest plan is the 2009 Equity Incentive Plan. The 2009 equity plan permits the Company to grant a number of equity instruments, such as options, restricted stock, restricted stock units and stock appreciation rights to eligible employees, directors and consultants. Stock option awards under this plan must be granted at no less than the fair market value of our ordinary shares on the date of the grant and the term of the awards may not exceed ten years. Shares underlying equity awards that have been cancelled or forfeited return to the pool of equity units are also available for grant under the plan.  As of December 31, 2012, there were outstanding under this plan 495,117 restricted share units, or RSUs. No other types of equity units are outstanding under the 2009 plan.

Generally, awards vest over a four-year period beginning with the first or second anniversary of the grant. The Company’s Compensation and Nominating Committee has the authority to grant awards with different vesting terms and to accelerate the time periods for the vesting of awards. To the extent the awards have vested, they may be exercised in whole or in part from time to time until their expiration.

Upon the termination of employment or service of participating employees and consultants, all unvested awards are cancelled. All vested awards may be exercised within 180 days following termination, except if termination of employment is due to specified circumstances such as death or disability of a plan participant, in which case vested awards may be exercised within one year following termination. All vested awards not exercised within this period are automatically forfeited and cancelled. Unvested awards to non-employee directors whose service is terminated or discontinued for any reason other than for cause and who have been members of our board of directors for more than five years, will automatically vest and become exercisable immediately prior to termination or discontinuation of service. These vested awards may be exercised within 180 days following termination of service, except in cases of where termination or discontinuation of service is a result of statutory requirements, death, disability or other circumstances of forced cessation of service, in which case awards may be exercised at any time until their expiration date. In a case of termination for cause of a plan participant, all awards, whether vested or unvested, are automatically forfeited and cancelled.

Under the 2009 equity plan, in the event of an acquisition, merger or other share exchange in which the Company is not the surviving entity and the acquiring entity does not agree to assume the awards, all outstanding, but unvested, awards of each plan participant having been employed by the Company at least one year, will be accelerated and exercisable, ten days prior to the completion of the acquisition, merger or share exchange. In addition, if the employment of a particular holder of outstanding awards is terminated by the Company as of or during the 12-month period following a change in control (as defined in the 2009 equity plan), all unvested awards of such holder will be automatically accelerated and exercisable, subject to certain adjustments and exceptions.

Awards granted under the 2009 equity plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards or the ordinary shares issued upon their exercise must be deposited with a trustee for at least two years following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 11 - Shareholders’ equity (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

Awards granted under Section 102 may qualify for certain tax benefits under the Israeli Tax Ordinance.

Stock options granted under the plan to U.S. residents may also qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended. The exercise price for incentive stock options must not be less than the fair market value on the date the option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

The Company also has an equity plan entitled the 2006 Equity Incentive Plan.  The terms of the 2006 plan are identical to the terms of the 2009 equity plan.  The Company has reserved for issuance a total of 4,000,000 Ordinary Shares under the 2006 Plan.  As of December 31, 2012 there were 3,344,814 options outstanding under the 2006 Plan.

The Company’s 2003 stock option plan was materially amended in February 2012 and renamed the Amended and Restated 2003 Equity Incentive Plan, and is currently identical to the 2009 plan. Previously, the 2003 stock option plan only permitted the grant of stock options. The Company has reserved for issuance a total of 2,500,000 Ordinary Shares under the 2003 Plan. As of December 31, 2012, there were outstanding options to purchase 1,396,665  ordinary shares and 315,924 RSUs under the 2003 stock option plan.  Stock option awards under this plan had been granted at no less than the fair market value of the Company’s ordinary shares on the date of the grant and the term of the awards does not exceed ten years. The 2003 stock option plan has expired on February 12, 2013 and no equity grants will be made under this plan after this date.  However, outstanding awards may be exercised until their expiration date.

During 2009 the Company extended the term of outstanding stock options previously granted to 181 employees under the Company’s 2006 Plan by two additional years. On June 3, 2009, the shareholders at their Annual General Meeting approved extension of the term of outstanding stock options previously granted to external directors under the Company’s 2006 Plan by two additional years.

The incremental cost recorded due to this modification in the consolidated statements of income for the years ended December 31, 2012, 2011 and 2010 was $10, $61 and $721, respectively.

Awards granted to consultants are immaterial.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)
Note 11 - Shareholders’ equity (cont’d)

B.	Employees’ and non employees’ stock options (cont'd)

Options

The following table summarizes information relating to stock options for Ordinary Shares outstanding, as of December 31, 2012 and 2011:

	Options outstanding as of
	December 31, 2012
		Weighted
		Average
		Remaining
	Number	contractual life
Exercise prices	outstanding at	(in years)
$1 - $10	704,792	1.93
$10.01-$20	1,714,775	1.45
$20.01-$30	1,822,472	1.50
$30.01-$40	499,440	1.90
	4,741,479
	Options outstanding as of
	December 31, 2011
		Weighted
		Average
		Remaining
	Number	contractual life
Exercise prices	outstanding at	(in years)
$1 - $10	790,080	2.87
$10.01-$20	1,990,864	2.29
$20.01-$30	1,825,172	1.96
$30.01-$40	499,440	2.90
	5,105,556

The stock option activity under the Plans is as follows:

		Weighted average exercise price	Weighted average
	Number of shares		grant date fair value
Balance at January 1, 2012	5,105,556	$20.48	9.55
Exercised	(350,638)	$11.56	7.48
Forfeited	(13,439)	$13.04	5.46
Balance at December 31, 2012	4,741,479	$21.16	9.70
Exercisable at December 31, 2012	4,538,344	$20.78	9.99

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 11 - Shareholders’ equity (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

As of December 31, 2012, unrecognized compensation costs related to non-vested options aggregated $685 to be recognized over 0.3 years.

The aggregate intrinsic value of options outstanding as of December 31, 2012, 2011 and 2010 is $8,878 $10,944 and $8,208, respectively. The aggregate intrinsic value of options exercisable as of December 31, 2012, 2011 and 2010 is $7,116 , $6,946 and $4,141, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2012 and 2011, is $2,079 and $3,490, respectively.

RSUs

The following table summarizes information relating to RSUs as of December 31, 2012 and related changes during the year ended December 31, 2012:

		Weighted average
Non-vested RSUs	Number of shares	grant date fair value
Balance at January 1, 2012	793,517	$17.80
Granted	324,924	18.49
Vested	(281,400)	17.31
Forfeited	(26,000)	17.60
Balance at December 31, 2012	811,041	$18.30

The aggregate intrinsic value of RSUs granted during 2012, 2011 and 2010 is $ 6,004, $6,600 and $6,942, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 11 - Shareholders’ equity (cont’d)

B.	Employees’ and non employees’ stock options (cont’d)

During 2012 the Company granted 264 ,909 RSUs to employees and non-employees. 50% of the RSUs vest on the second anniversary of the date of grant, and 25% vest on each of the third and fourth anniversaries of the date of the grant. 48,650 RSUs were granted to directors - 100% vest on the first anniversary and 11,365 were garnted to a director, 25% vest on each of four anniversaries. The fair value of the RSUs as of the date of grant is amortized over the vesting period. Unrecognized compensation costs related to the RSUs as of December 31, 2012, to be recognized over a weighted average period of 1.22 years, were $9.5 million, and compensation expenses of $5.3 million and $4.1 million were recognized in the years ended December 31, 2012 and 2011, respectively.

Restricted Shares

On May 30, 2006, the Company issued 100,000 restricted shares to its CEO. The restricted shares vested in four installments over a period of four years, beginning on May 30, 2007. On June 15, 2007 the Company issued 6,000 restricted shares to another one of its officers. These restricted shares vested in three installments over a period of four years, beginning on June 15, 2009. The fair value of the restricted shares as of the date of issue is amortized over the vesting period. As of December 31, 2012 there were no unrecognized compensation costs related to the restricted shares. Compensation expenses related to the restricted shares of $0, $18 and $485 and were recognized for the years ended December 31, 2012, 2011 and 2010, respectively.

Total compensation costs

The following table summarizes the allocation of the stock-based compensation charge for both employee and non-employee stock option grants:

	Year ended December 31,
	2012	2011	2010
Research and development costs	$724	$708	$428
Selling and marketing expenses	1,985	2,175	1,557
General and administrative expenses	3,449	4,480	6,497
	$6,158	$7,363	$8,482

Note 12 - Revenues

A.	Revenues by product lines

	Year ended December 31,
	2012	2011	2010
Workstations, recorders and software	$7,533	$9,060	$8,120
PillCam SB capsule	116,618	117,561	110,189
PillCam ESO capsule	269	425	539
PillCam Colon capsule	1,981	1,798	1,291
Patency capsules and scanners	906	792	666
Bravo pH monitoring products	17,677	19,746	18,603
GILA manometry and catheters	34,704	28,460	17,913
SmartPill systems and capsules	594	-	-
Services	219	113	488
	$180,501	$177,955	$157,809

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 12 – Revenues (cont’d)

B.	Revenues by geographic areas

	Year ended December 31,
	2012	2011	2010
Americas	$115,168	$108,745	$100,501
Europe, Middle East and Africa (mainly Europe)	42,911	45,122	40,224
Asia Pacific	22,422	24,088	17,084

	$180,501	$177,955	$157,809

Most of the Company’s long-lived assets are located in Israel.

Note 13 - Financial Income, net

	Year ended December 31,
	2012	2011	2010
Currency gains, net	$61	$650	$1,989
Income from marketable securities and deposits	1,599	1,347	1,165
Other	(813)	(654)	(555)

	$847	$1,343	$2,599

The Company uses forward contracts and option strategies to manage its foreign exchange rate exposures. Contracts with notional amounts of $37.7 million, $64.7 million and $58.5 million and with estimated fair values that totaled $212, $1,431 and $(132) as of December 31, 2012, 2011 and 2010, respectively, were not designated as hedging instruments for accounting purposes. The changes in fair value of these contracts of $ (1,219), $1,563 and $(956) for the years ended December 31, 2012, 2011 and 2010 have been recognized as finance income (loss) in those years among “currency gains, net”. The periodic net cash (receipts) settlements totaled $1,995, $1,617 and $1,602 for the years ended December 31, 2012, 2011 and 2010, respectively.

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

The 2005 Amendment does not apply retroactively for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendments should not impact an existing Approved Enterprise, which received prior written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits may be as early as 2004. The Company has notified the Israeli Income Tax Authorities as to the expansion of its Approved Enterprise status based on the 2005 Amendment.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

A.	Israeli Taxation (cont'd)

(2)	The 2010 Amendment to the Law for the Encouragement of Capital Investments – 1959

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

The 2010 Amendment also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is a company, for both the distributing company and the shareholder. A tax rate of 15% shall continue to apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties, similar to the provisions of the existing law. Furthermore, the 2010 Amendment provides relief with respect to tax paid on a dividend received by an Israeli company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend elects to notify the tax authorities by June 30, 2015 that it is applying the provisions of the 2010 Amendment and the dividend is distributed after the date of the notice.

As of the December 31, 2012, the Company has not chosen the election of the Amendment to the law, and therefore is currently not entitled to the available relief described above. Under the Company’s current tax status, the Company is eligible for tax exemption through 2021.

(3)
As explained above, the Israeli Company is exempt from tax for a ten-year period.  Therefore, the Israeli Company has not recorded deferred tax assets and liabilities. Out of the Company’s retained earnings as of December 31, 2012, approximately $22.2 million are tax-exempt earnings attributable to its Approved Enterprise and approximately $54.6 million are tax-exempt earnings attributable to its Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently- 25% pursuant to the implementation of the Investment Law).

According to the 2005 Amendment, tax-exempt income generated under the Beneficiating Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (but not upon complete liquidation, as the tax liability will be incurred by the shareholders). As of December 31, 2012, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately $5.5 million. If income attributed to the Beneficiating Enterprise were distributed as dividend, or upon liquidation, the Company would incur a tax liability in the amount of approximately $13.6 million. These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

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

(5)	In 2012, the Company signed a settlement agreement with the Israeli Tax Authorities (ITA) for fiscal years 2008 and 2009 (see also Note 14F below).

(6)
As of December 31, 2012, the Company has no tax loss carryforwards in Israel except for capital losses of approximately $37.0 million which are available to offset future taxable capital gains for indefinite period. The Company has not recorded deferred tax assets on behalf of these capital losses, since management believes it is more likely than not that these deferred tax assets will not be realized.

(7)
An amendment to the Law, which was enacted on November 12, 2012 (the "Trapped Profits Law") offers reduced corporate income tax rates intended to encourage the distribution of profits derived from tax-exempt income accumulated up to December 31, 2011. The Trapped Profits Law provides a formula, pursuant to which the higher the amount of income a company would be willing to release, the lower would the applicable corporate income tax rate be for that company with respect to such income (the tax rate may be reduced to a minimum of 6%). A company opting to utilize the Trapped Profits Law would be required to meet certain conditions, including, among others, an obligation of the company to invest in an Industrial Enterprise. As of December 31, 2012, the Company has not utilized the accommodations of the Trapped Profits Law.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

B.	Foreign subsidiaries

As of December 31, 2012, the Company’s subsidiaries had accumulated net operating loss carryforwards totaling approximately $37,144. Operating loss carryforwards in the Japanese subsidiary, totaling approximately $19,649, will expire through 2021. Operating loss carryforwards in the German and French subsidiaries amounted to approximately $11,266 and $3,915, respectively, and can be carried forward indefinitely.

C.	Profit before tax and income tax benefit (expense) included in the consolidated statements of income

	Year ended December 31,
	2012	2011	2010
Profit before taxes on income
and non controlling interest:
Israel	$9,231	$6,598	$8,232
Foreign jurisdiction	5,485	7,729	1,318
	14,716	14,327	9,550

Current tax benefit (expense):
Israel	84	(1,002)	(294)
Foreign jurisdiction	(2,338)	(1,565)	(1,195)
	(2,254)	(2,567)	(1,489)

Deferred taxes (see Note 14D):
Israel	-	-	-
Foreign jurisdiction	1,795	409	127
	1,795	409	127

Income tax expense	$(459)	$(2,158)	$(1,362)

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

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2012. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

D.           Deferred taxes (cont’d)

The tax effects of significant items comprising the Company’s deferred taxes:

	December 31,
	2012	2011
Deferred tax assets:
Tax loss carryforwards of subsidiaries	$12,120	$13,123
Other timing differences	2,643	1,550

Total gross deferred tax assets	14,763	14,673
Valuation allowance	(12,117)	(13,135)

Net deferred tax assets (presented among current assets)	$2,646	$1,538

Long term deferred tax liabilities -
intangible assets acquired in business combination (see Note 16B)	$(4,675)	$(5,362)

The net changes in the total valuation allowance for the years ended December 31, 2012, 2011 and 2010 are $ (1,018), $(1,976) and $1,898, respectively. For the year ended December 31, 2012, the net change in valuation allowance included a tax benefit of $239 which was due to a change in judgment about the realizability of the related deferred tax in future years, in the Company’s Australian subsidiary. The remaining net change in the valuation allowance, and the net change in valuation allowance in the year ended December 31, 2011 are mainly due to utilization of operating loss carryforwards.

E.	Reconciliation of statutory tax expense to actual income tax expense

	Year ended December 31,
	2012	2011	2010
Profit before taxes on income	$14,716	$14,327	$9,550

Tax rate	25%	24%	25%

Computed expected tax	(3,679)	(3,438)	(2,388)
Tax benefits arising from approved enterprises (*)	2,717	1,584	2,058
Changes in unrecognized tax benefits	48	(1,471)	(57)
Permanent difference and other	(77)	(311)	64
Change in valuation allowance	1,018	1,976	(1,898)
Foreign tax rate differential	(486)	(498)	859

Income tax expense	$(459)	$(2,158)	$(1,362)

(*) Net earnings per share – amounts of the benefit resulting from the Approved Enterprises:

Basic	$0.07	$0.05	$0.07
Diluted	$0.07	$0.05	$0.07

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

A reconciliation of the beginning and ending amount of unrecognized tax benefits based on the provisions of FASB ASC Subtopic 740-10, is as follows:

	2012	2011	2010
Balance at January 1	$5,301	$3,991	$3,974
Additions based on tax positions related to the current year	236	1,479	635
Reductions for tax positions of prior years	(204)	(169)	(618)
Settlements	(1,540)	-	-
Balance at December 31	$3,793	$5,301	$3,991

Unrecognized tax benefits in the amount of $3,793, if recognized, would affect the effective tax rate of the Company. The Company does not expect unrecognized tax benefits to change significantly over the next 12 months.

During the years ended December 31, 2012, 2011 and 2010 the Company recorded approximately $(80), $161 and $76, respectively in interest relating to unrecognized tax benefits in the consolidated statements of income and accrued $405 and $485 in the balance sheets as of December 31, 2012 and 2011, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 15 - Fair Value of Financial Instruments

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2012 and 2011:

		In active
		markets for	Significant other	Significant
	December 31,	identical assets	observable	unobservable
	2012	(Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short-term investments	$2,446	$2,446	$-	$-
Long-term marketable securities	30,188	30,188	-	-
Derivatives	212		212	-
	32,846	32,634	212	-

Liabilities –
contingent consideration	(1,038)			(1,038)
Total At December 31, 2012	$31,808	$32,634	$212	$(1,038)

		In active
		markets for	Significant other	Significant
	December 31,	identical assets	observable	unobservable
	2011	(Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short-term investments	$3,794	$3,794	$-	$-
Long-term marketable securities	16,003	16,003	-	-
Derivatives	1,431	-	1,431	-
Total At December 31, 2011	$21,228	$19,797	$1,431	$-

Foreign Exchange Contracts

The Company and its subsidiaries complete transactions in currencies other than their functional currencies. The Company’s primary objective with respect to currency risk is to reduce net income volatility that would otherwise occur due to exchange-rate fluctuations. In order to minimize the risk of gain or loss due to exchange rates, the Company uses foreign currency derivatives. As of December 31, 2012, the Company held foreign currency forward contracts aggregating $2,715 hedging Australian dollar, $8,209 hedging Euro, $6,377 hedging Yen and $20,430 hedging Israeli Shekel. Such instruments had a combined fair value gain of $212 and $1,431 as of December 31, 2012 and 2011, respectively, based on quotations from financial institutions. The Company does not apply hedge accounting. Gains /losses on these instruments are recognized in the consolidated statement of income.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 16 - Acquisitions and Investment

A.           Investment in the Japanese Subsidiary

On January 1, 2011, the Company’s share in Given Imaging K.K. (“GIKK”) was 93% of the total issued and outstanding shares of GIKK.

In March 2012, the Company purchased all of the remaining shares held by the non-controlling shareholders in GIKK for a total consideration of $658. As a result of this share purchase the Company holds 100% of GIKK.

As to impairment of goodwill, see Note 17.

B.           Acquisition of GILA (formerly Sierra)

On April 1, 2010, as part of the Company’s strategy of expanding its product offerings, the Company completed the acquisition of GILA, a leading provider of specialty diagnostic devices for the gastrointestinal tract (the “GILA Acquisition”). Under the terms governing the GILA Acquisition, on the closing date of the GILA Acquisition (the “GILA Closing Date”), the Company paid $34.8 million in cash for all of the issued and outstanding shares of GILA’s common stock. Transaction costs in connection with the GILA Acquisition, in the amount of $936, were recorded as expenses in the Company’s consolidated statement of income for the year ended December 31, 2010.

The Company accounted for the GILA Acquisition using the purchase method of accounting. The following table represents the final allocation of the purchase price of GILA:

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

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 16 - Acquisitions and Investment (cont'd)

B.           Acquisition of GILA (cont’d)

The goodwill is attributable to the significant synergies expected to arise after the Company’s acquisition of GILA.

The operations of GILA have been included in the consolidated financial statements of the Company from April 1, 2010.  The acquisition of GILA contributed revenues of $17.9 million and net loss of $716 to the Company for the period from April 1, 2010 to December 31, 2010.

Below are certain unaudited pro forma, combined statements of income data for the year ended December 31, 2010, presented as if the GILA Acquisition had occurred on January 1, 2009, after giving effect to: (a) purchase accounting adjustments, including the increase in amortization of identifiable intangible assets; and (b) estimated decrease in interest income due to the deduction of interest income on the Company’s cash, cash equivalents and marketable securities used as cash consideration in the acquisition.  This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition actually taken place at the beginning of 2009, nor is it necessarily indicative of future results.

Year ended December 31
2010
$ in millions
(except earnings per share)
(unaudited)
Net sales	$162.5
Net income	$9.9
Net income attributable to shareholders*	$10.2
Earnings per share:
Basic	$0.34
Diluted	$0.33

*	Includes net amortization in the amount of approximately $766 and decrease in interest income of approximately $88. In addition, transaction costs of $936 were eliminated.

C.           Marketing Subsidiary in Brazil

In January 2012, the Company paid $390 in a combination of cash and cancellation of a credit line in connection with setting up a sales and marketing subsidiary in Brazil. Under the terms of the agreement, the Company paid additional $210 in January 2013.  The Company may be obligated to pay up to an additional $390 if certain conditions and performance milestones are achieved between January 2014 and December 31, 2015.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 16 - Acquisitions and Investment (cont'd)

D.           Acquisition of SmartPill Corporation

In October 2012, as part of the Company’s strategy of expanding its product offerings, the Company acquired from the SmartPill Corporation, a U.S. based-company, the assets related to the SmartPill® GI Monitoring Systems for $6 million. The purchase agreement also includes an earn-out component, based on sales of the SmartPill product between 2013 and 2016.

The fair value of the contingent consideration arrangement of $1,038 was estimated based on future earn-out payments discounted to the valuation date using the weighted average cost of capital of 15.2%. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales. As of December 31, 2012, only the time-factor had affected the remaining contingent consideration; the range of outcomes and the assumptions used to develop the estimates had not changed.

The Company accounted for the transaction as a business combination. The following table represents the final allocation of the purchase price:

$ in thousands
Current assets	$595
Property, plant and equipment	183
Identifiable intangible assets:
In-process research and development	-
Technological intellectual property (1)	3,105
Business-related intellectual property (2)	302
Goodwill(3)	2,853
Total assets acquired	7,038

Current liabilities
Deferred tax liability	-
Other non-current liabilities	(1,038)
Total liabilities assumed	(1,038)

Net assets acquired	$6,000

(1)	Amortized over a period of 15 years.
(2)	Amortized over a period of 7 years.
(3)
The goodwill arising from the acquisition represents, inter alia, the synergies between the technology acquired and the Company’s existing operational, R&D and sales and marketing infrastructure. The goodwill recognized is expected to be deductible for income tax purposes.

In the fourth quarter of 2012 Company recorded revenues of $594 related to SmartPill.

Pro-forma financial statements for SmartPill acquisition have not been furnished as they are immaterial to the understanding of future operations.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 17 - Goodwill

Goodwill reflects the excess of the purchase price of Smart Pill, GILA and Bravo pH monitoring business acquired in December 2012, April 2010 and December 2008 , respectively, over the fair value of net assets (see note 16) and the excess of the cash invested over the fair value of the Company’s share in the net assets of its subsidiary in Japan.

Based on the annual impairment tests performed relating to the goodwill in the Japanese subsidiary, the Company recorded impairment losses of $20 in 2010, as a result of ongoing operating losses. The Company recognized the impairment losses as part of the Operating expenses - other. All the goodwill related to the Japanese subsidiary has been written off.

The Company has set its annual impairment testing date for Smart Pill, GILA and for Bravo operations at December 31 of each year and no impairment charge was recognized.

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
Balance as of January 1
Goodwill	$24,089	$24,998
Accumulated impairment losses	-	(909)
	24,089	24,089
Goodwill acquired during the year	2,853	-
Impairment loss	-	-
Balance as of December 31
Goodwill	26,942	24,998
Accumulated impairment losses	-	(909)

	$26,942	$24,089

POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

POCARED DIAGNOSTICS LTD.
(A development stage company)

We have audited the accompanying consolidated balance sheets of Pocared Diagnostics Ltd. (a development stage company) ("the Company") and its subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of operation, changes in shareholders' equity (deficiency) and cash flows for the year then ended, and for the period January 1, 2005 (date of inception) through December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2012 and 2011 and the consolidated results of its operations and its cash flows for the years then ended and the period from January 1, 2005 (date of inception) through December 31, 2012, in conformity with United States generally accepted accounting principles.

Without qualifying our above opinion, we draw attention to Note 1c to the consolidated financial statements. The Company incurred losses totaling $ 7,076 thousand during the year ended December 31, 2012 and, as of that date, the Company's accumulated deficit was $ 55,453 thousand. These factors, among other factors set forth in said Note, raise significant doubts about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in the Note. The consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
January 28, 2013	A Member of Ernst & Young Global

POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,047	$6,337
Short-term bank deposit	-	2,011
Restricted cash	99	76
Inventory	802	1,253
Accounts receivable	222	184

Total current assets	3,170	9,861

PROPERTY AND EQUIPMENT, NET	710	802

LONG-TERM DEPOSIT	16	18

Total assets	$3,896	$10,681

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2012	2011
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	$168	$208
Employees and payroll accruals	304	234
Accrued expenses	418	283

Total current liabilities	890	725

CONVERTIBLE PREFERRED SHARES (Note 4)
Preferred A shares, NIS 0.001 par value; Authorized: 1,500,000 shares at December 31, 2012 and 2011; Issued and outstanding: 1,333,333 shares at December 31, 2012 and 2011	300	300
Preferred B shares, NIS 0.001 par value; Authorized: 1,550,000 shares at December 31, 2012 and 2011; Issued and outstanding: 1,507,341 shares at December 31, 2012 and 2011	1,634	1,634
Preferred C shares, NIS 0.001 par value; Authorized: 1,000,000 shares at December 31, 2012 and 2011; Issued and outstanding: 760,501 shares at December 31, 2012 and 2011	1,280	1,280
Preferred D, D-1, and D-2 shares, NIS 0.001 par value; Authorized: 9,660,000 shares at December 31, 2012 and 2011; Issued and outstanding: 9,573,601 shares at December 31, 2012 and 2011	25,288	25,288
Preferred E shares, NIS 0.001 par value; Authorized: 11,000,000 shares at December 31, 2012 and 2011; Issued and outstanding: 10,413,052 shares at December 31, 2012 and 2011	6,548	6,548
Preferred F shares, NIS 0.001 par value; Authorized: 44,000,000 shares at December 31, 2012 and 2011; Issued and outstanding: 37,172,831 shares at December 31, 2012 and 2011	22,462	22,462

	57,512	57,512
SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares, NIS 0.001 par value; Authorized: 100,000,000 shares at December 31, 2012 and 2011; Issued and outstanding: 2,000,000 shares at December 31, 2012 and 2011	4	4
Additional paid-in capital	943	817
Deficit accumulated during the development stage	(55,453)	(48,377)

Total shareholders' deficiency	(54,506)	(47,556)

Total liabilities and shareholders' deficiency	$3,896	$10,681

The accompanying notes are an integral part of the consolidated financial statements.

January 28, 2013
Date of approval of the financial statements	Avi Ludomirski Chairman of the Board	Jonathan Gurfinkel Chief Executive Officer	Michal Mendelevich Levy - Finance Manager

POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,		Period from January 1, 2005 (inception date) through December 31,
	2012	2011	2012

Operating expenses:

Research and development	$4,964	$3,784	$45,955
Marketing	253	244	497
General and administrative	1,852	1,538	8,328

Operating loss	7,069	5,566	54,780
Financial expenses (income), net	(26)	(47)	564

Loss before income taxes	7,043	5,519	55,344
Income taxes	33	37	109

Net loss	$7,076	$5,556	$55,453

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2005 (inception date)	-	$-	-	$-	$-	$-	$-

Issuance of Ordinary shares, net in January 1, 2005	-	-	2,000,000	4	-	-	4
Issuance of Preferred A shares (at $0.22), net	1,333,333	300	-	-	-	-	-
Stock-based compensation related to options granted to service providers	-	-	-	-	6	-	6
Net loss		-	-	-	-	(669)	(669)

Balance as of December 31, 2005 (unaudited)	1,333,333	300	2,000,000	4	6	(669)	(659)

Issuance of Preferred B shares (at $1.08), net	1,507,341	1,634	-	-	-	-	-
Issuance of preferred C shares (at $1.68)	760,501	1,280	-	-	-	-	-
Stock based compensation related to options granted to service providers	-	-	-	-	45	-	45
Net loss	-	-	-	-	-	(1,918)	(1,918)

Balance as of December 31, 2006	3,601,175	3,214	2,000,000	4	51	(2,587)	(2,532)

Issuance of Preferred D shares (at $2.29)	2,982,896	6,832	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	107	-	107
Net loss	-	-	-	-	-	(7,558)	(7,558)

Balance as of December 31, 2007	6,584,071	10,046	2,000,000	4	158	(10,145)	(9,983)

Issuance of Preferred D shares(at $2.32),	1,606,176	3,735	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	118	-	118
Net loss	-	-	-	-	-	(18,070)	(18,070)

Balance as of December 31, 2008	8,190,247	$13,781	2,000,000	$4	$276	$(28,215)	$(27,935)

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of December 31, 2008	8,190,247	$13,781	2,000,000	$4	$276	$(28,215)	$(27,935)

Conversion of convertible loan to Preferred D-1 shares	4,924,722	14,700	-	-	-	-	-
Exercise of option granted to service provider	59,807	21	-	-	-	-	-
Issuance of Preferred E shares(at $0.63),	10,413,052	6,548	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	143	-	143
Net loss	-	-	-	-	-	(10,653)	(10,653)

Balance as of December 31, 2009	23,587,828	35,050	2,000,000	4	419	(38,868)	(38,445)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	174	-	174
Net loss	-	-	-	-	-	(3,953)	(3,953)

Balance as of December 31, 2010	23,587,828	35,050	2,000,000	4	593	(42,821)	(42,224)

Issuance of Preferred F shares (at $0.605)	21,928,376	13,250	-	-	-	-	-
Conversion of convertible loan into Preferred F shares (at $0.605)	15,244,456	9,212	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	224	-	224
Net loss	-	-	-	-	-	(5,556)	(5,556)

Balance as of December 31, 2011	60,760,660	57,512	2,000,000	4	817	(48,377)	(47,556)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	126	-	126
Net loss	-	-	-	-	-	(7,076)	(7,076)

Balance as of December 31, 2012	60,760,660	$57,512	2,000,000	$4	$943	$(55,453)	$(54,506)

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Period from January 1, 2005 (inception date) through December 31,
	2012	2011	2012
Cash flows from operating activities:
Net loss	$(7,076)	$(5,556)	$(55,453)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	213	156	472
Increase in interest on convertible loan	-	-	941
Revaluation of restricted cash	(3)	6	3
Stock-based compensation related to employees and service providers	126	224	943
Decrease (increase) in inventory	451	(1,163)	(802)
Decrease (increase) in accounts receivable	(38)	21	(222)
Decrease (increase) in long-term deposit	2	(9)	(16)
Increase (decrease) in trade payables	(40)	55	168
Increase in accrued expenses	135	103	418
Increase in employees and payroll accruals	70	47	304

Net cash used in operating activities	(6,160)	(6,116)	(53,244)

Cash flows from investing activities:
Investment in restricted cash	(20)	-	(102)
Proceeds from short term time deposit	2,011	-	2,011
Investment in short-term time deposit	-	(2,011)	(2,011)
Purchase of property and equipment	(121)	(450)	(1,182)

Net cash provided by (used in) investing activities	1,870	(2,461)	(1,284)

Cash flows from financing activities:
Proceeds from convertible loan	-	-	22,982
Proceeds from issuance of Preferred shares, net	-	13,239	33,593

Net cash provided by financing activities	-	13,239	56,575

Increase (decrease) in cash and cash equivalents	(4,290)	4,662	2,047
Cash and cash equivalents at beginning of period	6,337	1,675	-

Cash and cash equivalents at end of period	$2,047	$6,337	$2,047

Non-cash financing information:
Issuance of Preferred shares upon conversion of a convertible loan	$-	$9,223	$9,223

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-        GENERAL

a.
Pocared Diagnostics Ltd. ("the Company") was founded in 2004 and began its operation in January 2005. The Company has developed an innovative technological platform for fully automated, real-time diagnosis of contaminants suspended in liquids. The Company develops a real-time, fully automated laboratory based system for the in-vitro diagnostics (IVD) industry, and specifically for the microbiology market.

The Company's technology and System address the demands for greater throughput and test accuracy. The Company's testing platform can analyze different types of specimens, including urine, swabs, sputum, blood, CSF and feces. The first application to be released is for diagnosis of Urinary Tract Infection. The Company's system is at development stage and it is not available for use at the US.

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

c.
Since its inception, the Company has devoted substantially most of its efforts to business planning, research and development. In addition, the Company has not generated revenues. Accordingly, the Company is considered to be in the development stage, as defined in ASC 915 "Development Stage Entities".

The Company has incurred loss in the amount of $ 7,076 during the year ended December 31, 2012, has an accumulated deficit during the development stage of $ 55,453 as of December 31, 2012 and has accumulated negative cash flow from operating activities.

The Company plans to continue to finance its operations, as it has in the past, through the private placements. The Company cannot, however, give any assurance that it will in the future continue to be successful in obtaining such additional necessary financing. (See Note 11)

These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary if the Company be unable to continue as a going concern. (See Note 11)

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Actual results could differ from those estimates.

b.
Financial statements in U.S. dollars:

The Company's financing activities including previous years loans and equity transactions are incurred in U.S. dollars. The majority of the Company's expenses are currently paid in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts.  Transactions and balances denominated in a currency other than U.S. dollars have been remeasured to U.S. dollars in accordance with ASC 830. All transaction gains and losses from re measurement of monetary balance sheet items denominated in currencies other than U.S. dollars are reflected in the statements of operations as financial income or expenses, as appropriate.

c.
Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiary. Inter-company balances and transactions including profits from inter-company sales not yet realized have been eliminated upon consolidation.

d.	Cash equivalents: Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less as of the date acquired.

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Restricted cash: Restricted cash is primarily invested in highly liquid deposits, which mature within one year. These deposits are used as security for credit cards and rented premises.

f.	Short-term bank deposits: Short-term bank deposits are deposits with maturities of more than three months but less than one year. As of December 31, 2012, the company has no short term deposit.

g.
Inventories:

The Company manages its inventory according to the FIFO method.

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Work in progress is based on the cost of raw materials and components used, costs of production including labor are calculated on a periodic basis.

Raw materials are based on cost of purchase.

Inventory write-offs have been provided to cover risks arising from dead and slow moving items, technological obsolescence and excess inventories according to revenue forecasts. During the year ended December 31, 2012, the Company recorded a $ 547 write offs of inventory under research and development cost.

h.
Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%	Mainly

Computers, peripheral equipment and software	33	-
Lab equipment	15 - 50	15%
Leasehold improvements	20	-
Office furniture and equipment	7 - 15	7%
Communication equipment	15	-

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.
Impairment for long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or an asset group) to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2012, and December 31, 2011 no impairment losses have been identified.

j.	Research and development costs: Research and development costs are charged to expenses as incurred.

k.
Severance pay:

The Company's liability for severance pay for all employees located in Israel is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof.

Pursuant to Section 14 of the Severance Compensation Law, 1963 ("Section 14"), all employees of the Company are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf with insurance companies. Upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

l.
Fair value of financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, restricted cash, short-term deposits, prepaid expenses and other accounts receivable, trade payables, accrued expenses and employees and payroll accruals approximate their fair value due to the short-term maturities of such instruments.

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted ASC 820 which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

m.
Accounting for share-based compensation:

The Company accounts for options granted to employees under the fair value recognition provision of ASC 718, "Stock Compensation" which requires the use of an option valuation model to measure the fair value of options at the date of grant, in order to recognize it as an expense over the requisite service period. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from those estimates (see note 6(c)).

The fair value of each options award is estimated on the grant date using the Black-Scholes-Merton model noted in the following table:

	2012	2011

Dividend yield	0%	0%
Expected volatility	80%	80%
Risk-free interest	0.63%-0.95%	0.96%-1.53%
Expected life	3.75 years	4.75 years

 Expected volatility was calculated based upon the industry volatility of high-tech companies.

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The expected option term represents the period during which the Company's stock options are expected to be outstanding and was determined based on the simplified method permitted by Staff Accounting  Bulletin No. 110 ("SAB 110") as the average of the vesting period and the contractual term. The risk-free interest rate is based on the yield from U.S. Federal Reserve rates plus a market. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

In accordance with ASC 505-50, "Equity-Based Payments to Non-Employees", the Company records compensation expenses equal to the fair value of options granted to non-employees over the period of service, which is generally the vesting period.

n.
Convertible Preferred shares:

Since the Company board of directors has the exclusive right to approve a redemption event, and since the Company board of directors controlled by preferred shareholders, all of the preferred shares have been presented outside of permanent equity in accordance of the ASC 480-10-S99-3A, "Classification and Measurement of Redeemable Securities". The Company values since it is uncertain whether or when a redemption event will occur. Subsequent adjustment to increase the carrying value to redemption values will be made when it become probable that such redemption will occur.

o.
Income taxes:

The Company and its subsidiary account for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740") . This Statement prescribes the use of the liability method whereby deferred Tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value (see note 8(c)).

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

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.
Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiary to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and accounts receivables.

Cash and cash equivalents and restricted cash are invested in major banks in Israel and the management believes that the financial institutions that hold the Company's investments are institutions with a high credit standing and, accordingly, minimal credit risk exists with respect to these investments.

q.	Subsequences events The Company evaluated all events or transactions that occurred after December 31, 2012 through January 28, 2013, the date of approval of the financial statements.

NOTE 3:-       INVENTORIES

	December 31,
	2012	2011

Raw materials and components	$696	$1,059
Work in progress	106	194

	$802	$1,253

See also Note 2g.

NOTE 4:-       PROPERTY AND EQUIPMENT

	December 31,
	2012	2011
Cost:
Computers, peripheral equipment and software	$257	$228
Lab equipment	784	697
Office furniture and equipment	38	33
Leasehold improvements	81	81
Communication equipment	22	22

	1,182	1,061
Accumulated depreciation	472	259

Depreciated cost	$710	$802

Depreciation expenses amounted to $ 213 and $ 156 for the years ended December 31, 2012 and 2011, respectively.

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-       CONVERTIBLE LOAN

a.
During the period between August and November 2009, the Company entered into several convertible loan agreements, according to which certain lenders provided the Company with convertible loans in an aggregate amount of $ 5,832. The loans bear annual interest at the rate of 3%. The loans shall be converted or repaid as follows: a) in the event of an equity investment of at least $ 2,000 in the Company by an unaffiliated third party, the loans shall be automatically converted without the accrued interest into shares at a lowest price per share paid in such qualifying round less a discount of 5% per month until the closing of such round subject to a maximum discount of 30%; b) in the event of an equity investment which is less than $ 2,000 in the Company, the loans may be converted at the option of the lenders, including any accrued interest, into shares at the lowest price per share paid in such round; c) in the event of an M&A Transaction (as defined in the Loan Agreement), the loans shall be automatically converted, including the accrued interest, into the most senior class of Preferred shares of the Company existing at the time of such M&A transaction. The number of shares to be issued upon conversion of the aggregate loan shall be adjusted as stipulated in the agreement. The lenders may, upon an M&A transaction, elect to receive repayment of the loans instead of conversion into shares of the Company; d) in the event that within 18 months from the date of the loan agreement, the loans were not converted pursuant to any other conversion option above, the loans shall be automatically converted without the accrued interest, into Series E Preferred shares of the Company at a price per share of $ 0.63382. The Company accounted for above convertibles loans according to ASC 470-20 "Debt with Conversion". No beneficial conversion feature was recorded as the effective conversion price of the convertibles loans was higher than the fair market value of the share on the date of issuance.

b.
In June 2010, the Company entered into several convertible loan agreements, according to which certain lenders provided the Company with convertible loans in an aggregate amount of $ 3,150. The convertible loan agreements were signed under the same terms as indicated in above. The Company accounted for above convertibles loans according to ASC 470-20, "Debt with Conversion". No beneficial conversion feature was recorded, as the effective conversion price of the convertibles loans was higher than the fair market value of the share on the date of issuance.

c.
In January 2011, the Company signed a Preferred F shares purchase agreement for the issuance of 43,343,631 Preferred F shares in four installments, for the total consideration of $ 17,000 and the conversion of the convertible loan. (See Note 11)

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-       CONVERTIBLE LOAN (Cont.)

Subject to the agreement, the Convertible Loans which agreements dated August 31, 2009, September 30, 2009, November 29, 2009 and June 10, 2010, shall be converted at the first installment to 15,244,457 Preferred F shares instead of Preferred E shares, each convertible into two Ordinary shares at a price per share of $ 0.605. The Company has issued and allocated to the Lenders, in consideration of the conversion of the loan amounts including interest accrued as of December 31, 2010. (Refer to Note 6(b2))

NOTE 6:-        SHARE CAPITAL

a.	Share rights:

1.
Ordinary shares:

The holders of Ordinary shares have the right to receive notices to attend and vote in general meetings; the right to share in dividends and a residual right upon liquidation after all preferred shareholders have received their preference allocation.

2.
Preferred shares:

Preferred shares confer to their holders certain right to receive dividends and the right to vote. The Preferred shares are convertible into Ordinary shares on a one-for-one basis at any time except the Preferred F shares that are convertible into Ordinary shares on a two-for-one basis at any time, at the holder's discretion. The Preferred share will be automatically converted into Ordinary share upon certain events, all as set forth in the Company Amended Articles of Association. The Preferred shares confer upon the holders certain liquidation preference, depending on the ratio between the assets available from distribution and the original purchase price, all as set forth in the Company Amended Articles of Association.

b.	Share capital:

1.
On January 10, 2011, the Company effected a private placement and issued 9,586,777 Preferred F shares in consideration of $ 5,800. According to the share purchase agreement, the Company will issue up to an additional 18,512,397 Preferred F shares in consideration of up to $ 11,200 in three equal quarterly installments starting April 1, 2011. On March 21, 2011, the Company's board of directors resolved to postpone the quarterly installments by 8 weeks. On March 31, 2011, the Company's shareholders approved the above mentioned postponement. On December 5, 2011, the Company's shareholders resolved to postpone the fourth installment to March 30, 2012. On March 22 the company shareholders resolved to postpone the fourth installment to November 30, 2012 and then postpone again to January 2013. The Company's shareholders approved on January 9, 2013 the fourth installment. See Note 11.

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-       SHARE CAPITAL (Cont.)

2.	On January 10, 2011, the convertible loan and accrued interest were converted into 15,244,456 Preferred F shares.

3.	On May 27, 2011 the Company received the second installment (see b(1) above) and issued 6,170,799 shares in consideration of $ 3,733.

4.	On September 8, 2011 the Company received the third installment (see b(1) above) and issued 6,170,799 shares in consideration of $ 3,733.

5.	Liquidation preference of Preferred shares as of December 31, 2012 amounted to $ 91,570.

c.
Stock Option Plan:

Under the Company's 2007 Share Option Plan ("the Plan"), options may be granted to officers, directors, employees and consultants of the Company.

Pursuant to the Plan, the Company reserved for issuance 7,074,260 Ordinary shares. As of December 31, 2012, an aggregate of 799,141 stock options of the Company are still available for future grant. Each option granted under those Plans is exercisable until the earlier of seven years from the date of the grant of the option or the expiration dates of the respective option plans. The options vest primarily over a service period of four years. For each grant, 25% of the option vest on the option vest on the first anniversary of the grant and 6.25% at the end of each subsequent quarter over the course of the following three years. Any options canceled or forfeited before expiration, become available for future grants. All as set forth in the Plan, or otherwise approved by Board of Directors.

A summary of the Company's stock option plan activity is as follows:

	Year ended December 31, 2012
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	6,051,126	$0.18	5.85	$0
Granted	-
Forfeited	(95,506)	$1.16	4.96	$0

Outstanding at end of year	5,955,620	$0.17	4.96	$0

Vested or expected to vest	5,955,620	$0.17	4.96	$0
Exercisable at end of year	2,664,401	$0.24	3.73	$0

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-       SHARE CAPITAL (Cont.)

The weighted average grant date fair values of options granted during the years ended December 31, 2011 was $ 0.06.

The weighted average fair values of the outstanding options as of December 31, 2012 and 2011 were $ 0.11 and $ 0.12.

The weighted average remaining contractual life of the outstanding options as of December 31, 2012 is 4.96 years.

d.	Options granted to non employees: The Company's outstanding options that were granted to service providers as of December 31, 2012 are as follows:

Issuance date	Number of options	Exercise price	Options exercisable	Exercisable through

April 2005	9,877	$0.1810	9,877	April 2015
July 2005	9,877	$0.1810	9,877	July 2015
December 2005	8,438	$0.6595	8,438	December 2015
May 2006	19,936	$1.1494	19,936	December 2018
November 2007	21,460	$2.2311	21,460	November 2014
August 2009	23,666	$0.63382	19,229	August 2016
January 2011	611,920	$0.09	267,715	January 2018
June 2011	50,306	$0.09	18,865	June 2018
September 2011	50,306	$0.09	15,721	September 2018

	805,786		391,118

The Company accounts for its options to consultants under the fair value method of ASC 505-50. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2012 and 2011:

	2012	2011

Dividend yield	0%	0%
Expected volatility	80%	80%
Risk-free interest	0.6%	0.6%
Expected life	2.78 years	3.78 years

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-        SHARE CAPITAL (Cont.)

e.
Stock-based compensation expenses:

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees, directors and service providers included in the Company's consolidated statement of operations:

	Year ended December 31,
	2012	2011

Research and development cost	$42	$73
General and administrative expenses	84	151

Total stock-based compensation expense	$126	$224

As of December 31, 2012, there was $ 204 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and service providers under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 3.57 years.

NOTE 7:-       CONVERTIBLE PREFERRED SHARES

a.
The Company's Amended and Restated Articles of Association authorize the issuance of shares of series A, B, C, D, E and F convertible preferred shares. The Article of Association ("AOA") states that the convertible preferred shares are not redeemable, they include certain contingent provisions (deemed liquidation events) that may trigger distribution of cash upon events that are not in the Company's control and that do not result in final liquidation of the Company (e.g., change in control). Based on ASC 480-10-S99, as redemption of the Company's convertible preferred shares is considered outside of the Company's control (since the board of directors is controlled by the preferred shareholders), all the convertible preferred shares have been classified outside of shareholders deficit in Company's  consolidated balance sheets and consolidated statements of changes in convertible preferred shares and shareholders' deficit.

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	CONVERTIBLE PREFERRED SHARES (Cont.)

b.
Significant terms of convertible preferred share are as follows:

Voting rights

The preferred shares shall have the same voting rights as Ordinary shares  The holders are entitled to one vote for each share of ordinary share unto which the share be converted. The holders of the convertible share and ordinary share vote together and not as separate classes.

Dividends

In the event of any declaration of a Dividend by the Company, and provided that, immediately after such declaration and distribution of such Dividend the net cash balance of the Company shall be at least $15,000, then the cash or property available for distribution to the Shareholders shall be distributed or allocated among the Shareholders according to the order of preference:

(i)
The holders of Preferred F Shares shall be entitled to receive an amount equal to 200% of the Original Issue Price per Preferred F Share plus interest on the Original Issue Price at the rate of 8% per annum.

(ii)
after the Preferred F Dividend Preference has been paid in full the holders of Preferred E Shares shall be entitled to receive an amount equal to the Original Issue Price per Preferred E Share plus interest at the rate of 5% per annum.

(iii)
after the Preferred F and E Dividend Preference has been paid in full the holders of Preferred D, D-1 and D-2 Shares shall be entitled to receive an amount equal to the Original Issue Price per Preferred D, D-1 and D-2 Share plus interest at the rate of 5% per annum.

(iv)
after the Preferred F ,E, D, D-1 and D-2 Dividend Preference has been paid in full the holders of Preferred A, B and C Shares shall be entitled to receive an amount equal to the Original Issue Price per Preferred A, B and C Share plus interest at the rate of 5% per annum.

(v)
after payment in full of the all the Preferred Dividend Preference (F, E, D, D-1, D-2, C, B and A), the remaining Dividend Distribution available for distribution, if any, shall be distributed pro rata among all the holders of Ordinary Shares and Preferred Shares of the Company, on an as converted basis.

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-       CONVERTIBLE PREFERRED SHARES (Cont.)

Liquidation

Until a Qualified IPO, in the event of any sale, liquidation, dissolution or winding up, either voluntary or involuntary bankruptcy, or reorganization of the Company (collectively, a "Liquidation Event"), or a Deemed Liquidation Event, then the assets or proceeds available for distribution to the Shareholders or otherwise payable to them in their capacity as such (the "Distributable Proceeds") shall be distributed or allocated among the Shareholders according to the following order of preference:

(i)
the holders of Preferred F Shares shall be entitled to receive, from the Distributable Proceeds, on a pro rata basis amongst themselves, prior and in preference to any other securities of the Company, an amount equal to 200% of the Original Issue Price per Preferred F Share plus interest on the Original Issue Price at the rate of 8% per annum, compounded annually, from the Original Issue Date of such Preferred F Share and until the date of the Liquidation Event or Deemed Liquidation Event, plus an amount equal to all declared but unpaid dividends on each Preferred F Share but less any dividends previously received on such Preferred F Shares (collectively, the "Preferred F Preference Amount"). In the event that the Distributable Proceeds shall be insufficient for the distribution of the Preferred F Preference Amount in full to all of the holders of Preferred F Shares, then the Distributable Proceeds shall be distributed or allocated among the holders of Preferred F Shares on a pro rata pari passu basis in proportion to the amounts such holders would have received had the Distributable Proceeds been sufficient for the distribution in full of the Preferred F Preference Amount

(ii)
after the Preferred F Preference Amount has been paid in full and prior to any payments to other holders of  Preferred Shares, the holders of Preferred E Shares shall be entitled to receive, from the remaining Distributable Proceeds, , for each Preferred E Share held by them, the Original Issue Price per Preferred E Share plus interest at the rate of 5% per annum, compounded annually, from the Original Issue Date of such Preferred E Share and until the date of the Liquidation Event or Deemed Liquidation Event, plus an amount equal to all  declared but unpaid dividends on each Preferred E Share but less any dividends previously received on such Preferred E Shares (collectively, the "Preferred E  Preference Amount").

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-       CONVERTIBLE PREFERRED SHARES (Cont.)

(iii)
after the Preferred F Preference Amount and the Preferred E Preference Amount have been paid in full the holders of Preferred D Shares, Preferred D-1 Shares and Preferred D-2 Shares as a group shall be entitled to receive, from the remaining Distributable Proceeds, for each Preferred D Share, Preferred D-1 Share and/or Preferred D-2 Share held by them, the Original Issue Price per Preferred D Share, Preferred D-1 Share or Preferred D-2 Share, as applicable, plus interest at the rate of 5% per annum, compounded annually, from the Original Issue Date of such Preferred D Share, Preferred D-1 Share and/or Preferred D-2 Share and until the date of the Liquidation Event or Deemed Liquidation Event, plus an amount equal to all declared but unpaid dividends on each Preferred D Share, Preferred D-1 Share and/or Preferred D-2 Share but less any dividends previously received on such Preferred D Shares Preferred D-1 Share and Preferred D-2 Share (collectively, the "Preferred D,D-1,D-2  Preference Amount").

(iv)
after the Preferred F Preference Amount, the Preferred E Preference Amount and the Preferred D,D-1,D-2 Preference Amount have been paid in full the holders of Preferred A ,B , C Shares as a group, shall be entitled to receive, from the remaining Distributable Proceeds, on a pro rata basis amongst themselves, for each Preferred A, B, C Share held by them, the Original Issue Price per Preferred A, B, C share as applicable, plus interest at the rate of 5%  per annum, compounded annually, from the Original Issue Date of such shares and until the date of the Liquidation Event or Deemed Liquidation Event, plus an amount equal to all declared but unpaid dividends on each Preferred A Shares, Preferred B Shares and Preferred C Shares, as applicable, but less any dividends previously received on such shares (collectively, the "Preferred A,B,C Preference Amount").

(v)
after payment in full of the Preferred F Preference Amount, the Preferred E Preference Amount, the Preferred D,D-1,D-2 Preference Amount and the Preferred A,B,C Preference Amount, the remaining Distributable Proceeds available for distribution, if any, shall be distributed or allocated pro rata among all the holders of Ordinary Shares and Preferred Shares of the Company, on an as converted basis.

Conversion

The Preferred Shareholders shall have conversion rights as follows:

Each Preferred Share shall be convertible, at the option of the holder of such share, at any time after the Original Issue Date of such share, into such number of fully paid and nonassessable Ordinary Shares of the Company as is determined by dividing the applicable Original Issue Price for such share by the Conversion Price at the time in effect for such share. The Conversion Price for each Preferred Share shall be subject to adjustment in accordance with any Recapitalization Event and pursuant to the anti-dilution provisions set forth herein.

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-       CONVERTIBLE PREFERRED SHARES (Cont.)

c.
Each Preferred Share shall automatically be converted into fully paid and non assessable Ordinary Shares by dividing the applicable Original Issue Price by the Conversion Price at the time in effect for such Preferred Share, immediately upon: (i) a Qualified IPO, or (ii) the consent in writing of the Majority Preferred Shareholders. In the event that prior to the Qualified IPO, the Company issues any Additional Securities (as defined below) at a price per share lower than the Conversion Price of any of the Preferred Shares in effect immediately prior to such issuance, then upon each such issuance, the Conversion Price of the relevant Preferred Shares shall be reduced, for no additional consideration, in accordance with Conversion Price Adjustments of Preferred Shares formula as defined in the Article Of Association  of the Company.

Share issuance:

1.
On January 10, 2011, the Company effected a private placement and issued 9,586,777 Preferred F shares in consideration of $ 5,800. According to the share purchase agreement ("SPA"), the Company will issue up to an additional 18,512,397 Preferred F shares in consideration of up to $ 11,200 in three equal quarterly installments starting April 1, 2011. On March 21, 2011, the Company's board of directors resolved to postpone the quarterly installments by 8 weeks. On March 31, 2011, the Company's shareholders approved the above mentioned postponement.

2.	On January 10, 2011, the convertible loan and accrued interest were converted into 15,244,456 Preferred F shares.

3.	On May 27, 2011 the Company received the second installment (see c(1) above) and issued 6,170,799 shares in consideration of $ 3,733.

4.	On September 8, 2011 the Company received the third installment (see c(1) above) and issued 6,170,799 shares in consideration of $ 3,733.

5.
On December 5, 2011, the Company's shareholders resolved to postpone the fourth installment to March 30, 2012. On March 22, 2012 the Company's board of directors resolved to postpone the fourth installment to November, 2012 subsequently postponed to January 2013. On January 9, 2013 the Company's board of directors approved the fourth installment and signed an amendment to the SPA. See Note 11.

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-       TAXES ON INCOME

a.
Tax rates applicable to the income of the Company:

Taxable income of the Company is subject to corporate tax in Israel at the following rate: 2010 - 25%, 2011 - 24%. In December 5, 2011, the Knesset (Israel's Parliament) passed a law for changing the tax burden (the Law), which cancels, among others, the gradual reduction in the corporate tax rates in Israel. In addition, the corporate tax in Israel will be increased to 25% starting in 2012. Accordingly, the real capital gains tax rate will increase to 25%.

b.	Non-Israeli subsidiary: The tax rates of the subsidiary are compounded from a progressive federal tax of 35% in addition to a state and local tax.

c.
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31
	2012	2011

Operating loss and deductions carry forwards	$13,048	$11,188
Reserves and allowances	42	32
Research and development tax credit	1,100	864
Depreciation of fixed assets	12	8

Net deferred tax asset before valuation allowance	14,202	12,092
Valuation allowance	(14,202)	(12,092)

Net deferred tax asset	$-	$-

As of December 31, 2012, the Company has provided a full valuation allowance of approximately $ 14,202 in respect of deferred tax assets resulting from tax loss carry forwards and other temporary differences. Management currently believes that since the Company and its subsidiary have a history of losses it is more likely than not that the deferred tax regarding the loss carry forward and other temporary differences will not be realized in the foreseeable future.

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-       TAXES ON INCOME (Cont.)

d.	Loss before taxes on income consists of the following:

	December 31
	2012	2011

Domestic	$(7,039)	$(5,621)
Foreign	96	102

	$(7,043)	$(5,519)

e.
The provision for income tax derives from reimbursement of the U.S. subsidiary's expenses by the parent company, which is taxable in the U.S.

Net operating losses carry forward:

The Company has accumulated losses and deductions for tax purposes as of December 31, 2012, in the amount of approximately $ 52,192, which may be carried forward and offset against taxable income in the future for an indefinite period.

f.	Final tax assessments: The Company's tax assessments through the 2007 tax year are considered final.

g.	No liability for unrecognized tax benefits was recorded as a result of implementation of ASC 740.

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:-       FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31
	2012	2011

Financial income:
Interest on bank deposits	$43	$73

Financial expenses:
Interest and bank charges	12	11
Foreign currency translation differences	5	15

	(17)	(26)

	$26	$47

NOTE 10:-     COMMITMENTS

a.
The facilities and motor vehicles of the Company are rented under operating leases that expire on various dates. Aggregate minimum rental commitments under cancelable and non-cancelable leases as of December 31, 2012, are as follows:

Year

2013	$377
2014	339

$716

b.	During the year 2012, the Company entered into several purchase orders with several suppliers. As of December 31, 2011, the Company has open purchase orders in the amount of $ 542.

c.
The Company has entered into patent license agreement to certain technology with a third party. As part of the agreement the Company is committed to pay future royalties upon net sales for products based on the license technology. The Company may terminate the agreement upon 90 days prior written notice.

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-     COMMITMENTS (cont.)

Aggregate minimum royalty commitments as of December 31, 2012, are as follows:

Year

2013	$-
2014	25
2015	50
2016	75
2017	100
2018 and 5 years beyond	750

$1,000

NOTE 11:-     SUBSEQUENT EVENTS

The Company's shareholders approved on January 9, 2013 the fourth installment, up to $ 3,733 in the aggregate in exchange for up to 6,170,799 Preferred F Shares.

NOTE 12:-     RECONCILIATION TO "INTERNATIONAL FINANCIAL REPORTING STANDARDS"

a.
According to International Financial Reporting Standards ("IFRS"), a convertible loan and its convertible element should be presented at its fair market value, based on its classification as a financial liability at Fair Value through profit and loss. According to U.S. GAAP, a convertible loan is presented at its nominal value. The Company's Convertible note had been accounted accordingly.

As of January 10, 2011 (see Note 7b(2)), the Company no longer had any convertible notes outstanding; therefore, no further adjustment between IFRS and U.S. GAAP) due to the convertible loan were deemed necessary.

b.
According to International Financial Reporting Standards ("IFRS"), the redemption convertible preferred shares should be presented as equity since the event may trigger the redemption are  in the control of the entity as the board approval is required and the board represents the Company according to IFRS. According to U.S. GAAP in accordance with ASC 480-10-S99-3A the redeemable convertible preferred shares are presented outside of permanent equity, as further explain in Note 7a and Note 2n.

Based on this, the following adjustments are required to the financial statements:

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-     RECONCILIATION TO "INTERNATIONAL FINANCIAL REPORTING STANDARDS" (Cont.)

c.	Reconciliations to balance sheets:

	December 31, 2012			December 31, 2011
	U.S GAAP	Effect of transition to IFRS	IFRS	U.S GAAP	Effect of transition to IFRS	IFRS
ASSETS

Total current assets	$3,186	$-	$3,186	$9,861	$-	$9,861

Total non-current assets	710	-	710	820	-	820

Total assets	$3,896	$-	$3,896	$10,681	$-	$10,681

LIABILITIES AND EQUITY

Total current liabilities	$890	$-	$890	$725	$-	$725

Convertible Preferred shares	57,512	(57,512)	-	57,512	(57,512)	-

Total shareholders' equity	(54,506)	57,512	3,006	(47,556)	57,512	9,956

Total liabilities and shareholders' equity	$3,896	$-	$3,896	$10,681	$-	$10,681

d.
Reconciliations to the statement of income, as of December 31, 2012 and 2011, since the redemption event is not probable no adjustment to the value under U.S. GAAP has been recorded and therefore no income statement difference between U.S. GAAP and IFRS exists.

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-      STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) ACCORDING TO IFRS

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance at January 1, 2005 (inception date)	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	$-	$-	$-
Issuance of Ordinary shares, net in January 1, 2005	2,000,000	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4
Issuance of Preferred A shares (at $0.22), net	-	-	1,333,333	3	-	-	-	-	-	-	-	-	-	-	297	-	300
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6	-	6
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(669)	(669)

Balance at December 31, 2005 (unaudited)	2,000,000	4	1,333,333	3	-	-	-	-	-	-	-	-	-	-	303	(669)	(359)
Issuance of Preferred B shares (at $1.08), net	-	-	-	-	1,507,341	3	-	-	-	-	-	-	-	-	1,631	-	1,634
Issuance of preferred C shares (at $1.68)	-	-	-	-	-	-	760,501	2	-	-	-	-	-	-	1,278	-	1,280
Stock based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	45	-	45
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,918)	(1,918)

Balance at December 31, 2006	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	-	-	-	-	-	-	3,257	(2,587)	682
Issuance of Preferred D shares(at $2.29)	-	-	-	-	-	-	-	-	2,982,896	7	-	-	-	-	6,825	-	6,832
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	107	-	107
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,558)	(7,558)

Balance at December 31, 2007	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	2,982,896	7	-	-	-	-	10,189	(10,145)	63
Issuance of Preferred D shares(at $2.32),	-	-	-	-	-	-	-	-	1,606,176	4	-	-	-	-	3,731	-	3,735
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	118	-	118
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(18,070)	(18,070)

Balance at December 31, 2008	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	4,589,072	$11	$-	$-	$-	$-	$14,038	$(28,215)	$(14,154)

POCARED DIAGNOSTICS LTD. (A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-     STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) ACCORDING TO IFRS (Cont.)

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance at December 31, 2008	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	4,589,072	$11	$-	$-	$-	$-	$14,038	$(28,215)	$(14,154)
Conversion of convertible loan to preferred D-1 shares	-	-		-	-	-	-	-	4,924,722	49	-	-	-	-	17,531	-	17,580
Exercise of option granted to service provider	-	-	-	-	-	-	-	-	59,807	1	-	-	-	-	20	-	21
Issuance of Preferred E shares(at $0.63),	-	-	-	-	-	-	-	-	-	-	10,413,052	25	-	-	6,523	-	6,548
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	143	-	143
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(13,533)	(13,533)

Balance at December 31, 2009	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	-	-	38,255	(41,748)	(3,395)
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	174	-	174
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,679)	(3,679)

Balance at December 31, 2010	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	-	-	38,429	(45,427)	(6,900)
Issuance of Preferred F shares (at $ 0.605)	-	-	-	-	-	-	-	-	-	-	-	-	37,172,832	104	22,084	-	22,188
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	224		224
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,556)	(5,556)

Balance at December 31, 2011	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	37,172,832	104	60,737	(50,983)	9,956
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	126		126
Net loss																(7,076)	(7,076)

Balance at December 31, 2012	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	9,573,601	$61	10,413,052	$25	37,172,832	$104	$60,863	$(58,059)	$3,006