Form 20-F
period 2013-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2014-03-11
CIK 315126

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013
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
______________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 29,743,767

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

For the purpose of this Annual Report, the terms "group companies" and "companies in our group" collectively refer to subsidiaries, associates and other companies in which we have direct or indirect holdings through our wholly-owned subsidiaries, Elbit Ltd., or Elbit, and DEP Technology Holdings Ltd., or DEP, including DEP's 50.1% subsidiary, RDC Rafael Development Corporation Ltd., or RDC, and RDC's 89% held subsidiary, R.D. Seed Ltd. (formerly Navitrio Ltd), or RDSeed. Our ownership interests in our group companies reflected in this Annual Report represent our beneficial ownership interests in the outstanding shares of these companies as of December 31, 2013 unless otherwise expressly indicated. Our outstanding beneficial ownership interests in the preferred shares of these companies are represented on an as-converted-basis, unless otherwise indicated. Except where expressly otherwise stated herein, our beneficial ownership interests do not take into account dilution due to the exercise of options or other convertible instruments and accordingly are subject to change as a result of the exercise of such options. Furthermore our fully diluted holdings do not take into account options or convertible loans when the amount of shares to be received upon their exercise or conversion, as applicable, is not known in advance. We have also indicated our direct holding and our share in the holding of RDC and RDSeed in a group company where applicable. The references in this Annual Report to the Statement of Financial Position items are as of December 31, 2013 unless otherwise indicated.

Please be advised that in order to make our disclosure more consistent with the information disclosed in our previous Annual Report and with our annual report in Hebrew prepared in accordance with Israeli securities laws and regulations, being filed simultaneously with this Annual Report (see also "Item 4.A – History and Development of the Company) certain information not required by this Annual Report on Form 20-F has been included.

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

Group Companies Holdings Diagram

The following is a diagram of our holdings in our group companies as of December 31, 2013, including the group operating companies held through our direct and indirect subsidiaries, DEP, RDC and RDSeed directly indicating our percentage interests in the outstanding share capital of our group companies (reflecting our holdings in ordinary shares and preferred shares on an as converted basis and not on a fully diluted basis):

(1)
In February 2014, we and RDC sold all of our holdings in Given Imaging, previously a significant group company. For more details regarding the business of Given Imaging and the Given Merger, see Item 4 below.

(2)
In January 2014, our shareholding in Kyma decreased to approximately 57.7% due to an investment by RDC and a new investor from the Ganot group. For more details regarding our investment in Kyma, see Item 4.A below.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following selected financial data for the years ended and as of December 31, 2009, 2010, 2011, 2012 and 2013 are derived from our audited consolidated financial statements, of which the Consolidated Statements of Financial Position as of December 31, 2009, 2010, 2011,2012 and 2013, and the Consolidated Statements of Income, for each of the years ended December 31, 2011, 2012 and 2013 appear later in this Annual Report and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. You should read the following selected financial data together with "Item 5 – Operating and Financial Review and Prospects" of this Annual Report, "Item 8 – Financial Information" of this Annual Report and our consolidated financial statements together with the notes thereto included elsewhere in this Annual Report. Please see Note 18 to our consolidated financial statements with respect to the computation of basic and diluted net earnings (loss) per ordinary share.

Item 3.	Key Information (Cont.)

Consolidated statements of income

(in thousands of U.S. Dollars ("U.S. Dollars", "U.S. $" or "$"), except share and per share data)

	Years ended December 31,
	2009(*)	2010(*)	2011(*)	2012	2013
Income
Sales of goods	9,904	9,608	14,103	-	97
Gain from disposal and revaluation of investee companies and changes in holdings, net	35,238	165,449	34, 605	39,426	8,416
Financial income	1,446	2,955	1,758	1,241	684
	46,588	178,012	50,466	40,667	9,197
Cost and Expenses:
Cost of sales	4,824	3,948	5,823	-	59
Research and development expenses, net	25,699	18,209	18,184	6,869	3,929
Selling and marketing expenses	8,985	6,551	5,672	905	545
General and administrative expenses	15,865	13,577	10,474	7,190	7,193
Equity in losses of associates, net	10,514	10,863	10,374	8,357	11,868
Amortization of intangible assets	1,416	1,484	313	-	-
Financial expenses	5,434	3,031	4,173	2,052	561
Other expenses (income), net	2,230	3,136	9,560	(282)	(3,487)
	74,967	60,799	64,573	25,091	20,668
Income (loss) before taxes on income	(28,379)	117,213	(14,107)	15,576	(11,471)
Taxes on income (tax benefit)	(2,453)	6,112	602	(262)	(28,401)
Net income (loss)	(25,926)	111,101	(14,709)	15,838	16,930
Net income (loss) attributable to Elron's shareholders	(10,835)	66,333	(8,417)	4,357	17,935
Net income (loss) attributable to non-controlling interest	(15,091)	44,768	(6,292)	11,481	(1,005)
Net income (loss)	(25,926)	111,101	(14,709)	15,838	16,930
Net income (loss) per share attributable to shareholders:
Basic gain (loss) per share	(0.36)	2.17	(0.34)	0.09	0.54
Weighted average number of ordinary shares used in computing basic gain (loss) per share (in thousands)	29,650	29,655	29,660	29,664	29,743
Diluted gain (loss) per share	(0.38)	2.17	(0.34)	0.09	0.54
Weighted average number of ordinary shares used in computing diluted gain (loss) per share (in thousands)	29,650	29,666	29,660	29,664	29,743

(*)	Retroactively adjusted (see Note 2.F in "Item 18 – Financial Statements" for the year ended December 31, 2013).

Item 3.	Key Information (Cont.) Consolidated Statement of Financial Position

(in thousands of U.S. Dollars ("U.S. Dollars", "U.S. $" or "$"), except share and per share data)

	As of December 31,
	2009(*)	2010(*)	2011	2012	2013

Cash, cash equivalents and short-term and long term investments	64,807	56,904	40,078	47,541	32,291
Assets held for sale	-	17,211	3,155	-	108,735
Investments in associate companies and in other companies and long term receivables	128,704	157,785	134,237	140,624	34,870
Total assets	213,080	250,315	208,329	197,082	212,902
Total current liabilities	26,131	14,916	4,994	42,842	7,701
Long term loans from banks and others	36,981	535	3,288	4,000	-
Long term loans from shareholders shareholders	16,737	-	-		-
Total equity	122,093	219,470	194,083	184,919	199,815
Equity attributable to Elron's shareholders	126,469	195,901	173,609	162,040	180,783
Capital stock	209,968	205,662	191,481	190,414	194,160

(*)	Retroactively adjusted (see Note 2.F in "Item 18 – Financial Statements" for the year ended December 31, 2013).

B. Capitalization and Indebtedness

See Item 5 "Operating and Financial Review and Prospects" – 5B "Liquidity and Capital Resources" and Item 5F "Tabular Disclosure of Contractual Obligations"

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Specific Risks Affecting Elron

Our financial results and our cash reserves are directly impacted by our ability to conclude "exit" transactions at significant values. Our ability to conclude "exit" transactions for companies in our group at significant values is impacted, inter alia, by economic conditions, market conditions in the high technology and/or medical device industries, the status of the venture capital industry and capital markets and various regulatory and contractual limitations. Furthermore, the possibility of concluding "exit" transactions at significant values is dependent on the circumstances and characteristics of the group company whose sale is being considered (the demand for its solutions, uniqueness, size of the problem it is trying to solve, etc.)  as well as the ability of our management and the management of companies in our group to lead successful exit transaction processes. To the extent that we are not able to conclude these types of transactions, our results of operations and cash resources will be adversely affected.

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

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences. Generally, if for any taxable year, after applying certain look-through rules (i) 75% or more of our gross income is passive income, or (ii) at least 50% of our assets (averaged quarterly over our taxable year) are held for the production of, or produce, passive income, then we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

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

We believe that in 2013 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our analysis is based, among other things, upon certain assumptions and methodologies with respect to the values that we have used; our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we have held; and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets. There is no assurance that the IRS will not challenge our assumptions and methodologies. If the IRS were to challenge successfully such assumptions or methodologies, we may potentially be classified as a PFIC for 2013 or prior taxable years. Furthermore, there can be no assurance that we will not become a PFIC in the future.

There exits the possibility that we could become a PFIC in 2014 as a result of the completion of the Given Merger in 2014.  However, based on preliminary projections and analysis conducted by us and our advisors, we believe there is a possibility that we may qualify for the “change in business exception” under Section 1298(b)(3) of the United States Internal Revenue Code and avoid being classified as a PFIC for 2014.  The determination of whether the change in business exception applies to us will be affected by several factors, including the amount of our passive income in 2014, our deployment of the proceeds from the Given Merger, and our PFIC status in 2015 and 2016, many of which will not be determinable until after 2014.  If we ultimately conclude that the change in business exception applies and we are not classified as a PFIC for 2014, we cannot assure you that the United States Internal Revenue Service will not challenge our conclusion or our assumptions used in reaching such conclusion.  If there were such a challenge by the IRS, we could be classified as a PFIC for 2014, even if we are not a PFIC in 2015 or 2016.  In addition, if we otherwise satisfy the requirements for the change in business exception, but then become a PFIC in either 2015 or 2016, then we would retroactively be ineligible to apply the change in business exception for 2014.

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

Our principal shareholder, Discount Investment Corporation Ltd., or DIC, has the ability to direct our business and affairs. As of December 31, 2013, DIC beneficially owned an aggregate of approximately 50.32% of our ordinary shares and is our controlling shareholder.  As of the date of publication of this Annual Report, DIC has the power to elect a majority of the members of our board of directors. The majority of the members of our board of directors are officers or directors of DIC or of its controlling shareholders or affiliates of its controlling shareholders. Accordingly, DIC has the ability to direct our business and affairs. In addition, DIC's control over us may impose various regulatory restrictions on our activities. See risk factors below regarding anti-trust regulations, recommendations for increasing competitiveness in the Israeli economy, and Bank of Israel regulations on borrowing from Israeli banks. Furthermore, we entered into a Services Agreement with DIC pursuant to which, we receive substantially all of our managerial and administrative services through a staff employed by DIC within the framework of which a vice president of DIC serves as our Chief Executive Officer. The Services Agreement was renewed for an additional three year period commencing from May 1, 2012. For more information see "Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders.. For more information regarding the creditors arrangement and change of control of IDB Development Ltd or IDBD, the controlling shareholder of DIC, see “Item 7–Major Shareholders and Related Party Transactions–Major Shareholders”. Due to the new Israeli Law for Increasing Competitiveness and Reducing Market Concentration, DIC will be permitted to continue to control us until four years from date of publication of the law. For more information see “Risks Affecting Us and the Companies in Our Group".

We have voluntarily delisted from the Nasdaq Global Select Market and may in the future seek to terminate our Exchange Act registration. In view of the significant costs associated with maintaining a U.S. listing, our relatively limited number of U.S. holders of record and the fact that a substantial majority of the trading of our shares then occurred on the Tel Aviv Stock Exchange, or TASE, we voluntarily delisted our shares from the Nasdaq Global Select Market, or Nasdaq, on January 6, 2010. As a result of our delisting, we are required to comply with reporting requirements in accordance with both Israeli and applicable U.S. securities laws. To the extent that we comply with one of the deregistration conditions required under the applicable U.S. securities laws, it will be possible for us to effect a deregistration. The foregoing actions may have an adverse impact on the market price for our ordinary shares. If we are successful in terminating our Exchange Act registration, we will no longer be obligated to file reports with or furnish reports to the SEC, including annual reports on Form 20-F and reports on Form 6-K. After deregistration under the Exchange Act, we will continue to be governed by disclosure requirements under applicable Israeli law and regulations. For more information see "Item 4A – History and Development of the Company".

Risks Affecting Us and the Companies in Our Group

Ongoing uncertainty regarding global and local economic conditions may adversely affect our and our group companies' results and financial condition and could lead to impairment charges. The developments in the global markets and particularly in the Euro zone and in the United States, which include securities' prices and currencies' exchange rate fluctuations, as well as domestic developments, have affected and may affect our and our group companies' results of operations, liquidity, value of equity, value and exit potential of assets, business (including the demand for our group companies' products), financial covenants, ability to distribute dividends, ability to raise financing as required for day-to-day, long-term and R&D operations, allocation of resources, and availability and terms of financing from financial institutions and banks.

Our financial results and financial condition are principally impacted by the results of operation of, and the value of our holdings in, our group companies. We are exposed to the volatility of the value of our holdings in these companies. If our group companies experience difficulties in the future, or if there are adverse changes in their fair value, we may need to write-down or write-off the carrying value of our holdings and our business and financial results and/or the value of our assets will be adversely affected. In addition, changes in the value of our holdings in our group companies may have an adverse effect on our market value. We regard the changes described herein as being in the ordinary course of our business.

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

We may face difficulties in our ability to dispose of our shares in companies in our group. We are subject to regulatory limitations, including lock up periods according to applicable securities laws, anti-trust laws as well as contractual limitations, all of which may limit the possibilities for disposing of our holdings in our group companies. Rights of first refusal, tag-along, bring along, veto rights and similar rights which may restrict transfer of shares may limit our ability to dispose of our shares in our privately held group companies. Furthermore, due to the limitations of U.S. and Israeli securities laws, material non-public information in relation to our publicly traded group companies to which we may become exposed because of service of our members of personnel on the boards of directors of companies in our group, and contractual and legal limits on the tradability of the shares we own or control, may create difficulties in our ability to dispose of our shares in these companies in our group at a time and in a manner we deem suitable.

Our ability to invest in companies or conclude exit transactions may be adversely affected and/or prevented by anti-trust regulations both in Israel and abroad. The Israeli and international anti-trust laws may adversely affect and even prevent our or our group companies' ability to invest in companies or to effect exit transactions. Certain of these transactions may be subject to the approval of the General Director of the Israeli Anti-Trust Authority, or the General Director, which approval may be denied or given with certain conditions. Due to the fact that IDB Development Corporation, or IDBD, holds more than 50% of our shares, any enquiry as to whether an investment transaction needs to be reported to or to receive the consent of the General Director is extensive in its scope, taking into account other companies within the IDBD group of companies. In addition, since our group companies may become involved in or be the subject of cross border transactions, foreign anti-trust approvals in countries in which the parties to the transaction operate, such as the United States and Europe, may also be required, which may in turn delay or prevent such transactions from taking place.

The Israeli Promotion of Competition and the Reducing of Centralization Law may adversely affect our business. In December 2013, the Israeli Promotion of Competition and the Reducing of Centralization Law was published and some of the provisions apply to us, namely in the following respects:

a.
According to the Law's provisions, "reporting corporations" (generally speaking, corporations whose securities are held by the public) structured as pyramids are restricted to two tiers of reporting corporations (while a company lacking a controlling shareholder will not count as a first-tier company). This means that as of the date of publication of this Annual Report, we are considered a fourth-tier company. So long as we are considered a fourth-tier company according to the Law, we are entitled to continue controlling reporting companies that are under our control as of the Law's publication, for up to four years after the publication of the Law. Our controlling shareholder, DIC, is considered as of the publication of this Annual Report a third-tier company that is entitled to continue controlling us for up to four years after the Law's publication.

b.
As long as we shall continue to be considered at least a third-tier company according to the Market Concentration Law, starting six months after the Law's publication, our board of directors will be required to consist of a majority of independent directors, and the number of our external directors will be required to constitute at least half of our board members, less one (rounded up) and will include no less than two external directors.

The above may materially adversely impact us, inter alia, taking into account the restrictions on our holding structure, our ability to acquire control in public companies traded in Israel and the value of such holdings, our ability to take public in Israel companies which we control. In addition, this law may impact on our control structure.

We and our group companies are subject to regulatory requirements and restrictions in Israel and various other countries.  Our and our group companies' operations are subject to regulation in Israel and additional countries in which we and our group companies operate or wish to operate. The regulatory requirements and restrictions in Israel to which we and our group companies are subject may be different and even in conflict with the regulatory requirements and restrictions applicable to us and our group companies in other countries. If this occurs, it will adversely affect our business.

We have indemnification obligations which survive exit transactions and may not receive the entire proceeds due to us from exit transactions of our group companies. During the execution of exit transactions, we, as shareholders of our group companies, and/or our group companies are often called upon to make representations and warranties to the acquirer about the relevant group company and to, under certain circumstances, indemnify the acquirer for damages should such representations or warranties prove to be inaccurate. In addition, a portion of the sale proceeds is often held in escrow as security for the indemnification obligations, which may expose us to the risk of ultimately not receiving all or part of such portion of the proceeds should the representations and warranties prove to be inaccurate. Also, certain proceeds may be contingent upon future performance of such companies following the exit transaction and over which we have no control and accordingly, there is no assurance that such proceeds will be ultimately paid to us in full or at all. Should we not receive the entire proceeds due to us from exit transactions of our group companies in the circumstances described above, it may affect our results of operations and financial condition. Regarding representations and deposit of moneys in escrow in connection with the sale transactions of Medingo, Starling, Wavion and Sync-Rx, see "Item 4.A – History and Development of the Company" below. In addition, representations were given by our group companies in the past and by us in the framework of the sale of other companies previously sold by us.

The market price of our ordinary shares is subject to fluctuations. The market price of our ordinary shares has fluctuated significantly over time. The following factors, among others, may significantly impact the market price of our ordinary shares:

•	any slowdown of the global economic condition;

•	the market price of our group companies that are or may become publicly traded;

•	low trading volume of our ordinary shares, which has decreased and may further decrease following our delisting from Nasdaq;

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

Many of our group companies may face difficulties in obtaining future financing on favorable terms or at all. Many of our group companies are in the development stage and have extensive research and development and marketing costs and limited revenues, if any. In order to succeed, these companies may require additional capital to fund these costs. Their ability to obtain financing is impacted by general economic conditions, the condition of the capital markets and the condition of the venture capital industry. If these companies have difficulties obtaining financing from their current shareholders or from external financing sources, their continued operations may be at risk and such difficulties may materially adversely affect their results of operations and financial performance. This would also adversely affect our financial performance and results of operations.

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

There is no assurance that our subsidiary, RDC, will be able to continue to develop technologies and/or new companies. Our wholly-owned subsidiary, DEP, holds 50.1% of the outstanding shares and voting rights of RDC, which was established by DEP together with the predecessor of Rafael Advanced Defense Systems Ltd., or Rafael, pursuant to an agreement entered into in 1993. RDC has first rights to commercialize certain technologies of Rafael for the development of products for use in non-military markets. For more information, see "Item 10C – Additional Information – Material Contracts." Our ability to continue to grow and develop and to build new companies within RDC could be harmed, and our business, financial condition and results of operations could be adversely affected, if we are unable to realize the full potential value of RDC's agreement with Rafael as a result of any of the following:

•	Rafael does not cooperate with RDC in the realization of RDC's rights under the agreement;

•	Rafael or RDC does not identify existing technology, or Rafael does not develop new technology, that is identified suitable for being commercialized in non-military markets;

•	RDC does not reach agreement with Rafael on the terms of the use of technology for commercial purposes;

•	RDC is unable to obtain continued financing from its shareholders or otherwise, if and when required; or

•	RDC faces difficulties in securing financial resources to support new and existing innovations.

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

•
Know-How transfer limitation: The R&D Law restricts the ability to transfer know-how funded by the OCS outside of Israel. Transfer of OCS funded know-how outside of Israel requires prior OCS approval and is subject to certain payment to the OCS calculated according to formulae provided under the R&D Law. The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to a third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a new redemption fee formula that is based, in general, on the ratio between aggregate OCS grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. This new formula came into effect in November 2012. The R&D Law establishes a maximum payment of the redemption fee paid to the OCS under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its OCS funded know-how, in whole or in part, or sells it as part of an M&A transaction, and subsequently ceases to conduct R&D activity in Israel, the maximum redemption fee under the above mentioned formulas shall be no more than 6 times the amount received (plus annual interest) for the applicable know-how being transferred, or the entire amount received from the OCS as applicable; (ii) in the event that following the transactions described above (i.e. asset sale of OCS funded know-how or transfer as part of an M&A transaction) the company continues to conduct its R&D activity in Israel (for at least three years following such transfer and keeps on staff at least 75% of the R&D employees it retained for the six months before the know-how was transferred), then the company is eligible for a reduced cap of the redemption fee of no more than 3 times the amounts received (plus annual interest) for the applicable know-how being transferred, or the entire amount received from the OCS, as applicable.

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

We and our group companies may have difficulty retaining key employees. Our success and the success of our group companies depends, in large part, on a limited number of key personnel in the management, scientific, technological and technical fields. In addition, future success will depend, in part, on attracting and retaining highly qualified personnel and with respect to us, personnel who can also serve effectively as directors of our group companies. There can be no assurance that our group companies will be able either to retain present personnel or to acquire additional qualified personnel as and when needed. The loss of the services of key personnel of our group companies and the failure to attract highly qualified personnel may materially adversely affect our group companies' financial condition and results of operation and as a result, our financial condition and results of operation may be materially adversely affected.

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

The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations. To the extent that our group companies are based in Israel and have international operations, or operate only in Israel but conduct their business in different currencies, their revenues, expenses, assets and liabilities, are not necessarily in the same currency, and therefore they are exposed to foreign exchange rate fluctuations. In particular, our functional currency, as well as that of most of our group companies, is the U.S. dollar. However salaries and related expenses of our expenses as well as expenses related to the DIC Service Agreement (See "Item 7 – Related Party Transactions – Major Shareholders") and other operating expenses are denominated in NIS. If the NIS continues to strengthen against the U.S. dollar, it will harm our and our group companies' results of operations and cash resources. We hold a significant portion of our cash balances in dollars; however, in the future, changes may take place from time to time in the amounts of these balances, in how we maintain our cash, and the portion of cash we hold in each currency, based on business developments and future decisions.

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

Product regulation may adversely affect the ability of our medical device group companies to bring new products to market or to continue to supply existing products to the market. Our medical device group companies are subject to strict government controls on the development, manufacture, labeling, distribution and marketing of products, including with regard to financial arrangements and kickbacks to financial institutions and healthcare officials. They must obtain and maintain regulatory approval for their products from regulatory agencies before products may be sold in a particular jurisdiction. Each regulatory authority may impose its own requirements and delay or refuse to grant approval, even though a product has been approved in another country. Regulatory delays, the inability to successfully complete clinical trials, claims and concerns about safety and efficacy, new discoveries, patents and products of competitors and related patent disputes and claims about adverse side effects are only a few of the factors that could adversely affect the realization of product registration. Noncompliance with applicable regulatory requirements can require the investment of more time and resources in the development of products, stop product development and result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar regulatory actions which could limit product sales, delay or halt product shipments and/or delay new product clearances or approvals, any of which may thereby materially adversely affect such group companies' businesses. This in turn could have a material adverse effect on our financial condition and results of operations.

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

Below is a table grading the influence of the above described risk factors on the Company:

Risk Factor Influence on the Company
	Major Influence	Medium Influence	Minor Influence
Specific Risks Affecting Us
Our financial results and our cash reserves are directly impacted by our ability to conclude "exit" transactions at significant values	✓
If our cash resources are insufficient to finance our operations, we may be unable to obtain alternative sources of financing and consequently may be unable to invest in existing and new companies.	✓
We may be deemed to be an investment company under the U.S. Investment Company Act of 1940.			✓
If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.			✓
It may be difficult to serve process or to enforce a U.S. judgment against us, our directors and our officers.			✓
Our controlling shareholder, Discount Investment Corporation, or DIC, has the ability to control our business and affairs.			✓
We have voluntarily delisted from the Nasdaq Global Select Market and may in the future seek to terminate our Exchange Act registration.			✓
Risks Affecting Us and the Companies in Our Group
Ongoing uncertainty regarding global and local economic conditions has adversely affected and may continue to adversely affect our and our group companies' results and financial condition and could lead to impairment charges
✓
Our financial results and financial condition are principally impacted by the results of operation of, and the value of our holdings in, our group companies.	✓
Our financial results significantly depend on the results of operations of our group companies, which continue to invest heavily in their development and have generated losses.	✓
We compete with other entities for acquisition and investment opportunities.		✓
We may face difficulties in our ability to dispose of our shares in companies in our group.	✓
Our ability to invest in companies or conclude exit transactions may be adversely affected and/or prevented by anti-trust regulations both in Israel and abroad.			✓

Risk Factor Influence on the Company
Major Influence	Medium Influence	Minor Influence
The Israeli Promotion of Competition and the Reducing of Centralization Law may adversely affect our business	✓
We and our group companies are subject to regulatory requirements and restrictions in Israel and various other countries		✓
We have indemnification obligations which survive exit transactions and may not receive the entire proceeds due to us from exit transactions of our group companies.			✓
The market price of our ordinary shares is subject to fluctuations.	✓
Many of our group companies may face difficulties in obtaining future financing on favorable terms or at all.	✓
Bank of Israel regulations limit our and our group companies' ability to borrow from Israeli banks.			✓
Our results, and the value of our investments, are affected by volatility in the securities markets.	✓
There is no assurance that our subsidiary, RDC, will be able to continue to develop technologies and/or new companies.		✓
Most of our group companies are dependent upon proprietary technology, which may be infringed by, or may infringe upon, the proprietary technology of others.	✓
The technological fields within which our group companies operate involve a high level of risk and uncertainty.	✓
Many of our group companies experience intense competition.		✓
Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future and may be restrictive in their terms.			✓
We and our group companies may have difficulty retaining key employees.	✓
Certain of our group companies depend on international operations.			✓
Conditions in Israel may affect our operations and the operations of our group companies.			✓
Our and our group companies' operations could be disrupted as a result of the obligation of personnel in Israel to perform military service.			✓
The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations.			✓
Product liability claims could adversely affect the business results of our group companies, especially those operating in the medical device industry.			✓

Risk Factor Influence on the Company
Major Influence	Medium Influence	Minor Influence
Product regulation may adversely affect the ability of our medical device group companies to bring new products to market or to continue to supply existing products to the market.	✓
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

Within our business strategy framework, and with the intent to continue investing in new companies, we examine a broad range of proposals for investment and strategic cooperation in a broad range of technology fields, including through RDC, which has first rights to commercialize military technologies developed by Rafael in civilian markets. We hold 50.1% of the issued and outstanding shares and voting rights of RDC and Rafael holds the remaining 49.9%. RDC seeks to identify technological projects and invest in companies in diverse fields that will either commercialize Rafael's military technologies or which will be benefited by Rafael's technology and know-how. For details about the agreement with Rafael, see Item "Item 10C – Additional Information – Material Contracts below and for more information about RDC, see "Item 4.B below.

Both our legal name and our commercial name is Elron Electronic Industries Ltd. We were incorporated in Israel in 1962. The principal legislation under which we operate is the Israeli Companies Law, 1999. Our shares are publicly traded under the symbol "ELRN" on the TASE and in the over-the-counter market in the United States under the symbol "ELRNF".  Our corporate headquarters and registered office is located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 6702301, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: info@elron.com. Our web site address is www.elron.com. Information contained on our website is not part of this Annual Report.

•
Investment in Notal. In July 2013, Notal signed an investment agreement with its major shareholders, including us, in the amount of $10 million to be advanced in two installments out of which our share was approximately $1.94 million and an option to participate in an additional installment in the amount of $5 million, in consideration for Preferred C shares and warrants for Preferred C shares. This agreement is an additional extension of the investment agreement signed in October 2010. Our holding in Notal did not change significantly resulting from the extension of the investment agreement.

•
Transfer of Shares of RDSeed to RDC.  In July 2013, we transferred our shares in RDSeed, including any rights and obligations in connection therewith to RDC in consideration for $5 million, subject to adjustments. As a result, RDSeed became an RDC subsidiary.

•
RDC's Investment in RDSeed. In July 2013, RDSeed signed an investment agreement with RDC, in the amount of $2 million in consideration for Preferred A shares following which RDC holds approximately 89% of RDSeed's outstanding shares.

•
Enablence Settlement. In September, 2013, a settlement agreement was signed between Enablence Technologies Inc., or Enablence, and the debenture-holders, including us for the partial repayment of the debentures. According to the settlement agreement, out of the consideration Enablence paid to the debenture-holders, we received consideration, as follows: approximately $1.7 million in cash, of which an amount of $0.4 million was paid in Enablence shares which were purchased for cash by an Enablence shareholder as part of the settlement agreement; and 5,880,104 Enablence shares (constituting approximately 4% of Enablence's outstanding shares), which were subject to a four month lockup period in accordance with Canadian securities legislation. In addition, pursuant to the settlement agreement, the debenture-holders, including us, waived the outstanding debt and released Enablence from any claims in connection with the debentures. As a result of the settlement agreement, we recorded in the third quarter of 2013 a net gain in the amount of approximately $3.5 million in respect of a partial cancellation of the impairment recognized in 2011.

•
Merger of Given Imaging and Covidien. In December 2013, Given Imaging announced that it signed a definitive agreement to be acquired by a member of the Covidien group for a cash consideration of $30 per share by way of a reverse triangular merger, or Given Merger. In February 2014, the Given Merger was completed.  As a result, we and RDC received approximately $204 million and approximately $80 million (approximately $61 million after tax), respectively, in consideration for all our and RDC's holdings in Given's shares. As result of the completion of the Given Merger, we will record, in the first quarter of 2014, a net gain (after tax) currently in the amount of approximately US$107 million which includes our share in the gain RDC is expected to record in respect of the transaction. In addition,   in the fourth quarter of 2013, we recorded net deferred tax assets in the amount of approximately US$29 million (including tax reserve recorded in the books of RDC), mainly with respect to carry forward losses which are expected to be utilized as a result of the transaction.  As a result of the Transaction, the credit line in the amount of $15 million granted to us by Silicon Valley Bank and as security for which shares of Given held by us were pledged, was cancelled.

•
New Investment in D.E.S Dry Eye Solutions. In December 2013, we invested $0.5 million in D.E.S Dry Eye Solutions Ltd., or DES. DES is developing a device for the treatment of dry eye. Following the investment, we hold approximately 17% of the issued and outstanding shares of DES. We were also granted an option to invest approximately $3 million which upon exercise would result in us holding approximately 30% of the issued and outstanding shares of DES.

The following are the significant investments and divestitures that we and our group   companies completed in 2011 and 2012, and including subsequent investments in the same group companies in 2013 and 2014, in chronological order:

•
Starling Merger and Liquidation. In May 2012, a merger transaction was completed whereby an Israeli private company, wholly owned by us and RDC, which was founded shortly before the merger transaction and which had no business activity, was merged with and into Starling Advanced Communications Ltd., or Starling, in accordance with the Israeli Companies Law. The registered shareholders of Starling's shares on the record date, apart from us and RDC, transferred their Starling shares to us and RDC in consideration for NIS 0.87 (approximately $0.23) for each ordinary share. Starling's shares were delisted from trading on the TASE on May 15, 2012, on which date Starling became a private company. The aggregate merger consideration amounted to approximately NIS 1.6 million (approximately $0.42 million) which was paid by us and RDC in proportion to each party's respective post-merger holdings in Starling. In 2012, it was decided to voluntarily liquidate Starling. Later that year, a liquidator was appointed and Starling was subsequently liquidated.

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

•
Investment in Cartiheal. In July 2012, we completed an initial investment of $2.5 million in Cartiheal (2009) Ltd., or Cartiheal, as part of a financing round led by U.M. Accelmed Medical Partners L.P. and Access Medical Ventures LLC.. In addition, we and the other shareholders participating in the investment round have an option to invest an additional $5 million (out of which we have the option to invest an additional $2.5 million). Following the investment, we held approximately 24% of CartiHeal's outstanding shares and approximately 28% on a fully diluted basis.

In September 2013, we, together with the other investors, exercised warrants to purchase additional preferred shares of Cartiheal, of which we invested $2.5 million. Following the warrant exercise, we hold 32.3% of Cartiheal's outstanding shares.

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

•
Investments in Pocared.

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

In May 2013, Pocared signed an investment agreement with its major shareholders, including us, whereby a total amount of up to $10 million would be advanced in two installments in consideration for additional Preferred F shares. The first installment in respect of this investment in the amount of approximately $3 million of which our share was approximately $1.4 million was advanced in the same month. This agreement was in addition to the previous investment in Preferred F shares. Elron's holding in Pocared did not change significantly as a result from this investment agreement.

In October 2013, Pocared's major shareholders, including us granted Pocared a loan in the amount of $2 million of which our share was approximately $900,000.

In February 2014, Pocared's shareholders, including us, granted Pocared an additional loan in the amount of $2 million of which our share was approximately $1.5 million.

•
Investment in Kyma. In January 2011, we invested $4 million in Kyma in addition to an amount of $1 million invested in Kyma in 2010, thereby increasing our shareholdings to 65% of Kyma's outstanding shares.

In March 2011, we transferred our shares in Kyma to RDC in consideration for $5 million representing amount invested by us in Kyma (including transaction costs), following which we held approximately 33% of Kyma indirectly, and approximately 65% on a consolidated basis. In September 2011, RDC entered into a share purchase agreement with Kyma whereby RDC undertook to invest $2.5 million in Kyma in three installments during 2012. Following completion of the transaction, we held approximately 37% of Kyma indirectly, and approximately 73% on a consolidated basis.

 In September 2011, RDC entered into a share purchase agreement with Kyma whereby  RDC undertook to invest $2.5 million in Kyma in three installments during 2012. Following completion of the transaction, we held approximately 37% of Kyma indirectly and approximately 73% on a consolidated basis.

In October 2013, Kyma, RDC and a new investor completed an investment agreement in the amount of $6 million advanced in two installments in consideration for Preferred C shares of which RDC's share was approximately $2 million.  In addition, the new investor also received warrants for Preferred C shares which will afford the new investor the option to invest in Kyma an additional amount of $4 million. The first installment of $3 million (of which RDC invested $1 million) was invested in October 2013 following which RDC's holding in Kyma's outstanding shares decreased to approximately 64% and the second installment of $3 million (of which RDC invested $1 million) was invested in January 2014 following which RDC's holding in Kyma's outstanding shares decreased to approximately 57.7% and assuming the exercise of the warrants, RDC's holding is expected to decrease to approximately 38% on a fully diluted basis. After the first installment which also brought about a change in Kyma's board of directors, RDC lost control over Kyma and commencing from the fourth quarter of 2013, the investment in Kyma will be accounted for under the equity method of accounting. As a result and in accordance with IFRS provisions, we recorded, in the fourth quarter of 2013, a net gain of approximately $1.7 million attributable to our shareholders (a consolidated net gain in the amount of approximately $2.8 million)

•
Establishment of RDSeed. In May 2011, we, together with a co-founder, founded RDSeed, in order to invest in companies based on technologies in the fields of electronic commerce, mobile applications, cloud computing applications, social networks, medical and pharmaceutical digital applications and other related fields. We held 80% of RDSeed's outstanding shares. In June 2011, we completed our first investment in RDSeed in the amount of $1.5 million. During 2012, we invested an additional amount of $2.5 million in RDSeed, the proceeds of which were used to invest in Cloudyn, Pose, Numbeez and RDSeed's in house Cemmerce activity. In January 2013, we invested an additional amount of $1 million in RDSeed. In July 2013, we transferred our shares in RDSeed to RDC. See "Transfer of Shares in RDSeed to RDC" in this Item 4 above.

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

•
Sale of Starling's Business. In September 2011, an asset sale agreement for the sale of Starling's entire business in the field of non-military satellite communication systems to a major international company, a world leader in the communications market, in consideration for payment in the aggregate amount of approximately $11.3 million, was completed and came into effect. As a result of the transaction, we recognized an approximately $4.7 million net gain (net of non-controlling interest). This amount takes into account expenses in respect of an inventory write-down and provisions for repairs and the termination of agreements with customers and suppliers following the decision of Starling's board of directors to cease its operations.

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

•
Sale of Wavion. In November 2011 we sold, by way of merger, all the shares of Wavion Ltd., or Wavion, an approximately 67% held subsidiary of ours, to Alvarion Ltd. (Nasdaq: ALVR), or Alvarion, in consideration of aggregate proceeds of approximately $26.5 million. Out of the consideration Alvarion paid for the purchase of all the shares, we received an amount of approximately $16.2 million (of which an amount of approximately $2 million was deposited in escrow and released in February 2013 of which we received $1.9 million). In addition, in the second quarter of 2012, we received an additional amount of approximately $1.3 million with respect to consideration contingent upon Wavion's revenues in the fourth quarter of 2011. As a result of this sale, we recorded a net gain in the fourth quarter of 2011 of $21.4 million. In February 2013, we received the escrow deposit in the amount of approximately $1.9 million.

•
Credit Line. In November 2011, we entered into a binding agreement with Silicon Valley Bank (the "Bank") to receive a credit line in the amount of $30 million for a period of up to 18 months (the "Credit Period"). The credit line was obtained in order to diversify and ensure additional sources of financing towards continued investing in companies held by us and new companies and to finance our ongoing operations. During the Credit Period, we were entitled to draw down loans from the credit line for periods of up to 3 years from the date of each respective drawdown, at the Wall Street Journal prime rate of interest plus 0.75% per annum. According to the terms of the credit line, we were able to make early repayment of all the loans without any cost. At the time the credit line was actually utilized, we  pledged shares directly held by us in Given Imaging in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized. Pursuant to the credit agreement, should the ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then we would either pledge additional Given Imaging shares or repay a portion of the credit utilized in order to maintain a coverage ratio of 3.25, or  provide alternative collateral acceptable to the Bank.

In April 2012, we drew down $5 million of the facility against a pledge of 1,130,000 shares of Given Imaging.

In August 2012, we repaid $1 million of the facility utilized and in January 2014, subsequent to the reporting date, Elron prepaid the rest of the loan balance, in the amount of $4 million.

In April 2013, we entered into an agreement with the Bank to extend the credit line in the amount of $25 million which included a $10 million facility capable of being utilized until  December 31, 2013 (which was not utilized by us) and an additional $15 million facility which was capable of being  utilized  until October 30, 2014. As a result of the completion of the Given Merger, the credit line with the Bank was terminated.

B. Business Overview

We operate in one field of activity (considered one reportable segment, in accordance with IFRS 8, Segments), namely the investment in and enhancing the value of companies engaged in various technology fields and realizing such investments through exit transactions or public offerings.

The description below presents details regarding our holdings in main group companies (including through RDC and its subsidiary, RDSeed). It should be noted that, in addition, we have holdings of less than 10% in other companies as well as companies undergoing liquidation.

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

From among our group companies, as of the period covered by this Annual Report, the following companies: RDC, Pocared and BrainsGate meet at least one of the criteria specified above, and are therefore deemed as main group companies In February 2014, we sold our holdings in Given Imaging, which was a main group company, pursuant to the Given Merger. (For more details, see Item 4 above). The above list may change from time to time due to changes arising from the sale of a company, investments in companies, or decreases in their value.

Following are details regarding our holdings in our group companies (including, through RDC and RDSeed1), presented in alphabetical order, as of December 31, 2013:

Group company name	Business	Basis of presentation in the Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Fully diluted percentage of shareholding and voting rights	Amount Invested by Elron and in the Aggregate) in $ million)
AQWISE - WISE WATER TECHNOLOGIES LTD	Development manufacturing and marketing of biological and waste water treatment solutions for industrial and municipal markets	Fair Value	Two directors (out of eleven directors)	19.81%	17.94%	Elron: 4.9 Total: 13
ATLANTIUM TECHNOLOGIES INC	Development manufacturing and marketing of ultra violet based water disinfection solutions	Fair Value	One director (out of seven directors)	7.77%	6.60%	Elron:13.7 Total: 65
BRAINSGATE LTD	Development of a device for the treatment of ischemic stroke within 24 hours	Equity Method	One director (out of five directors)	29.86%	26.82%	Elron: 21 Brainsgate: 70
CARTIHEAL (2009) LTD	Development of an implant for repair of articular cartilage and osteochondral defects	Equity Method	One director (out of five directors)	32.31%	27.27%	Elron: 5 Total: 13

1 In equity and voting. In this table, all of RDC's and RDSeed's rights are applied to us.

Group company name	Business	Basis of presentation in the Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Fully diluted percentage of shareholding and voting rights	Amount Invested by Elron and in the Aggregate
CLOUDYN SOFTWARE LTD	Development and marketing of solutions for the optimization of cloud computing costs and resources	Consolidated	Three directors (out of five directors)	51.00% of voting rights and 45.94% of shareholdings (by RDSeed only)	51.00% of voting rights and 43.33% of shareholdings (by RDSeed only)	RDSeed & Total: 3
DES DRY EYE SOLUTIONS LTD	Development of a device for treatment of dry eye	Equity Method	One director (out of four directors)	17%	30%	Elron: 0.5 Total: 1.2
GIVEN IMAGING LTD2	Development manufacturing and marketing of diagnostic products for the visualization and detection of gastrointestinal tract disorders	Held for Sale	Public company. Two directors serving are officers of Elron (out of nine directors serving)	28.61% (8.05% by RDC)	26.26% (7.39 % by RDC)	Elron and RDC: 110 Total: Not relevant due to public company
JORDAN VALLEY SEMICONDUCTORS LTD	Development manufacturing and marketing of metrology equipment for manufacturing process control in the semiconductor industry	Fair Value	One director (out of eight directors)	18.83%	16.95%	Elron: 8.1 Total: 35

2 In February 2014, we and RDC sold our respective holdings in Given Imaging pursuant to the Given Merger.. For more details, see Item 4.A above- A History and Development of the Company.

Group company name	Business	Basis of presentation in the Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Fully diluted percentage of shareholding and voting rights	Amount Invested by Elron and in the Aggregate
KYMA MEDICAL TECHNOLOGIES LTD	Development of a remote patient monitoring solution for congestive heart failure patients	Equity Method	Two directors (out of four directors)	64.41% (by RDC only)	45.80% (by RDC only)	RDC: 8.5 Total: 10.5
R.D.SEED LTD	Incubation and development of companies in the digital field (cloud, networks, applications)	Consolidated	Three directors (out of three directors)	88.76% (held by RDC only)	88.76% (held by RDC only)	RDSeed & Total: 7
NOTAL VISION INC	Development , manufacturing and marketing of systems and services for remote monitoring of AMD patients	Fair Value	One director (out of seven directors)	22.34%	18.07%	Elron: 7.5 Total: 32
NUMBEEZ LTD	Development of a blogging platform where users create, track and share the interesting numbers in their lives	Equity Method	One director (out of three directors) – not actually appointed by RDSeed	37.85% (by RDSeed only)	34.29% (by RDSeed only)	RDSeed & Total:0.6
PLYMEDIA ISRAEL(2006) LTD	Development and marketing of advertising exchange services	Equity Method	One director (out of five directors)	26.74%	19.25%	Elron: 2.5 Total: 6
POCARED DIAGNOSTICS LTD	Development of a microbiological laboratory system performing rapid and automated diagnosis	Equity Method	Two directors (out of six directors)	41.35%	36.35%	Elron: 27 Total: 66
POSE LTD)	Development of an online cash register, inventory management, and retail website management system	Equity Method	Two directors (out of four directors)	43.30% (by RDSeed only)	45.16% (by RDSeed only)	RDSeed & Total: 1.0.
RDC – RAFAEL DEVELOPMENT CORPORATION LTD	Incubation and development of companies based on or reliant on Rafael technology	Consolidated	Five directors (out of Nine directors)	50.10%	50.10%	Not Relevant

Our Group Companies

It should be noted that in the descriptions of our group companies below, we sometimes provide data obtained from outside sources in order to provide an indication of the size of the market in which they operate, and/or (in the case of our medical devices companies) to provide an indication of the healthcare system's need (in their eyes) for their products. These references do not provide any indication of their market potential or suggest that their products target the entire market.

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

(iv)
Clinical trials – at this stage, trials are performed on humans. For every clinical trial, a detailed operational plan is determined in advance (trial protocol) including complete details relating to the clinical trial. The trial protocol defines the trial endpoints (primary and secondary), the target population of the trial (sample size and inclusion/exclusion criteria), trial design (controlled, randomized, open label or blinded), definition of trial success, the timing and method of outcome assessment, and other matters. (In a controlled trial, participants are assigned to  one of at least two groups – one which receives the treatment under investigation (the trial group), and the other of which (the control group) receives either the standard treatment or a placebo. In a randomized study, participants are assigned to groups of a clinical trial by chance. In an open label trial, all parties involved with the trial know which participants have been assigned which arm. In a single-blinded trial, only the participants are unaware which group the participants have been assigned. In a double-blinded trial, neither party knows which participants have been assigned which group.) The trial protocol requires the pre-approval of the approval committee and the authorized regulatory authority in the relevant country or territory, as detailed below. The clinical trial stage includes several sub-stages:

a.	Trials for the purpose of completion of development of the device – at this stage trials are performed, the purpose of which is the completion of development of the device, on issues such as the device’s stability, the consistency of its features and others. At this stage, for the first time, feedback is received on the device from doctors and sampled patients making use thereof. As a principle, these trials will be open lable and will include a limited number of subjects.

b.
Trials for the purpose of proving the safety and efficiency of the device – at this stage, and as part of the regulatory process, trials are performed for the purpose of proving the safety of the device. In accordance with the selected regulatory process and/or in order to ensure that the device will be adopted by the medical community, the company may be required to conduct trials in order to prove the efficiency of the device. As a principle, these trials will be randomized and will include a large number of medical centers and subjects.

c.
Trials for the purpose of proving economic efficiency – often, in order to qualify for reimbursement for the cost of the device and/or in order to ensure that the device will be adopted by the medical community, the company may also be required to conduct trials, the purpose of which is to prove economic efficiency of the use of the device.

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

To the best of our knowledge, in reliance on publicly available information, a condition for conducting human clinical trials in any country which signed the Helsinki Declaration  is the receipt of pre-approval from the bodies authorized to approve human clinical trials and compliance with the principles set forth in the Helsinki Declaration. In order to conduct human clinical trials in these countries, approval is required from the Helsinki Committee, an independent institutional committee at the medical center where the trial is conducted, which supervises and approves the trial. The doctor, who is the principal investigator who performs the research for the company at the medical center, submits the trial protocol to the committee. After discussion, during which the committee examines, inter alia, whether the trial protocol complies with the ethics requirements, the protocol is approved (often subject to changes determined by the committee) and thereafter the trial can commence. Any change in the protocol requires an update and re-filing for approval by the committee.

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

In addition, use of a medical device for clinical trials in the United States which has not been approved for marketing is conditional upon the receipt of a special exemption from marketing approval from the FDA, namely, an Investigational Device Exemption or IDE.

Approval for marketing of medical products is subject to stringent standardization review and requirements in each country. The regulatory proceedings for receipt of the necessary approvals comprise various stages; the developing company being required, at every stage, to meet the conditions and criteria of the relevant health authorities such as the Ministry of Health in Israel, the FDA, or the European Union. Approval granted by a regulator in one country does not ensure that approval will be received by a regulator in another country. However, approval which is granted by a regulator considered more stringent (the U.S. or Western Europe) will usually facilitate receipt of approvals elsewhere in the world. The process of receiving the necessary regulatory approvals in each of the countries involves significant expenses, including the appointment of a local representative and investment in skilled and professional manpower, and lasts for a relatively long period of time, up to several years, mainly in countries with stringent standards. However, in countries with less stringent requirements, the process may take a significantly shorter period of time. The following is a brief overview of laws and regulations to which our medical device group companies are subject:

1.
CE Certification (“CE Mark”) for the marketing of a medical device in Europe – To the best of our knowledge and in reliance on publicly available information, commercialization of medical devices in member countries of the European Union is regulated by directives adopted by the European Union. The European Union presently requires that all medical products bear the CE mark, an international symbol of adherence to quality assurance standards and demonstrated clinical effectiveness. The extent of evidence that the manufacturer is required to provide in order to be permitted to  affix the CE mark on its products is dependent upon the classification of the device. There are four classes, in accordance with the level of risk related to the use of the device. The determination of the level of risk is done in accordance with criteria,  which includes, inter alia: the duration of continued use of the device, whether the device is sterile or performs measurement, the level of invasiveness of the device, whether the device is implanted or is active, whether the device impacts on biological or chemical makeup of the body's liquids, whether the device impacts on the functioning of important organs, whether the device includes a medicinal parameter and other criteria. With respect to a CE Mark for low risk products, a declaration by the manufacture regarding compliance with the relevant directive is sufficient. For higher risk products, compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products.

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

b.
Class II – devices which present a risk to the health of the public, but are not life-threatening (such as an electronic thermometer or contact lenses). This category requires that an application be filed under a Premarket Notification 510(k) proceeding, or 510(k), which is a relatively short proceeding during which it is demonstrated to the FDA that the medical device for which the clearance is sought is substantially equivalent, with respect to intended use, safety and treatment efficiency, to an existing product or "predicate device" – a device that has already been through the approval process and which is not subject to a Premarket Approval, or PMA, proceeding.

c.
Class III – devices that are intended to help support or sustain life and pose a risk, innovative devices with respect to which the level of danger is unknown, or devices which are not equivalent to a predicate device . Requests for FDA approval of these sorts of devices are filed in a PMA process which is longer than the 510(k) process and includes a lengthy scientific review, significantly broader clinical trials and a compulsory examination of the manufacturing site. In the case that a device is classified as Class III device due to the absence of a predicate device and not due to a high level of risk, an application may be made to the FDA to classify the device as Class II through a de novo process and thereby avoid a PMA process.

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

1. Our Main Group Companies

Given Imaging

Given Imaging was incorporated in Israel in January 1998.  Given Imaging has developed the Given System, a proprietary wireless imaging system for visual examination of the gastrointestinal (“GI”) tract. The system uses a miniaturized video camera contained in a capsule, referred to as the PillCam™ capsule, which is ingested by the patient and delivers high quality color images in a painless and noninvasive manner. The Given System consists of three principal components:

•	a single-use, disposable PillCam color-imaging capsule that is ingested by the patient;

•	a portable data recorder and sensors that are worn by the patient; and

•	a proprietary software, known as RAPID, for downloading, processing and analyzing recorded data.

In 2001, Given Imaging commenced marketing the Given System with the PillCam SB capsule for visualizing and detecting disorders of the small bowel.  PillCam SB is cleared for marketing in the United States, the European Union and Japan, which are Given Imaging's principal markets. In November 2004, Given Imaging began marketing and sale of the PillCam ESO capsule for visualization of the esophagus. In the second half of 2007, Given Imaging began selling the first generation of its PillCam COLON capsule in Europe. Given received the CE mark for this capsule in late 2009, the clearance by Japan’s Pharmaceuticals & Medical Devices Agency (PMDA) in July 2013 and the FDA approval in February 2014. The clearance of PillCam COLON is limited in each country to specific approved indications.

Given Imaging has direct or indirect wholly-owned subsidiaries in the United States, Brazil, the Netherlands, Germany, France, Australia, Hong Kong, Vietnam, Japan and Singapore.

In December 2008, Given Imaging acquired the Bravo pH monitoring business from Medtronic, Inc. The Bravo pH monitoring system is the only wireless, catheter-free pH test for Gastro Esophageal Reflux Disease, or GERD, and uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver. pH testing is considered the standard test for diagnosing GERD.

In April 2010, Given Imaging acquired privately-held Sierra Scientific Instruments (“Sierra”), now known as Given Imaging (Los Angeles) (“GILA”), for approximately $35 million in cash. GILA is a leading provider of specialty diagnostic devices for the gastrointestinal tract.  GILA’s primary business is the development, manufacture and sale of high-resolution pressure systems, also known as high resolution manometry, for the diagnosis of motility disorders within the GI tract. GILA’s high resolution manometry systems are sold under the name ManoScan. Since sales began in 2004, GILA has produced and installed ManoScan™ systems world-wide and supported numerous clinical procedures. GILA also markets and sells catheter-based pH and impedance monitoring systems. As part of the acquisition, Given Imaging acquired 100% of the shares of GILA’s subsidiary, a Vietnamese company, which manufactures catheters.

In October 2012, Given Imaging acquired from The SmartPill Corporation (“SmartPill”), a U.S. based-company, assets related to the SmartPill® GI Monitoring System for $6 million plus an earn-out component. The SmartPill® is an ingestible capsule that uses sensor technology to measure pH, pressure and temperature in the gastrointestinal tract. The SmartPill System measures gastric emptying and the transit time of solid and liquid content through the entire gastrointestinal tract and is used to evaluate motility disorders such as gastroparesis and constipation.

On February 27, 2014 the Given Merger was completed and Given Imaging's shares were delisted from any stock exchange on which they were traded and Given Imaging ceased to be a publicly-traded company and became a privately-held company that is a wholly-owned subsidiary of Covidien. For more details regarding the Given Merger, see Item 4 above.

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

According to the World Health Organization, 15 million people worldwide suffer a stroke annually. Of these, 5 million people die and another 5 million people are left permanently disabled (see  World Health Organization "Global Burden of Stroke" in The Atlas of Heart Disease and Stroke, 2004: http://www.who.int/cardiovascular diseases/en/cvd_atlas_15_burden_stroke.pdf). According to the American Heart Association, in the United States, an estimated 6.8 million people have had a stroke, and each year approximately 795,000 people experience a new or recurrent stroke (American Heart Association -Heart Disease and Stroke Statistics report – 2014 update). Projections show that by 2030, an additional 4 million people will have had a stroke, a 20.5% increase in prevalence from 2012 (Heart Disease and Stroke Statistics report – 2014).

However, to the best of BrainsGate's knowledge, the current treatment for stroke patients, including treatment with tPA protein, a clot dissolving medicine, is very limited due to the fact that existing treatments are approved for use during a very short time frame following the stroke. This time frame which was only 3 hours was extended to 4.5 hours in 2009 (see "Expansion of the Time Window for Treatment of Acute Ischemic Stroke with Intravenous Tissue Plasminogen Activator", in the journal Stroke, August 2009 issue) but it still represents a narrow time frame. Treating a patient outside such time frame increases the risk of brain hemorrhage by ten (see "Guidelines for the Early Management of Patients with Ischemic Stroke" in the journal Stroke, April 2003 issue) and accordingly is not approved. Most patients arrive at hospitals after the approved time frame. Indeed, research shows that in 2009 only 3.4%-5.2% of stroke patients in the United States received tPA treatment (Heart Disease and Stroke Statistics report – 2014). In fact, between 15% to 30% of stroke survivors are left permanently disabled (Heart Disease and Stroke Statistics report – 2014). The total cost of stoke in the United States is expected to be $95 billion in 2015, $119 billion in 2020 and $148 billion in 2025 and $185 billion in 2030. The lifetime cost per person of a stroke is $140,048 and includes hospitalization, rehabilitation, and follow up treatment (American Heart Association Heart Disease and Stroke Statistics report – 2014 Update. Circulation, 258).

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

The development and approval of BrainsGate's product for marketing is subject to the requirements and regulatory approval processes described in this "Item 4.B" above.

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

In June 2011, BrainsGate commenced a controlled, randomized, double-blinded clinical trial to prove the ISS's safety and efficacy, which is expected to support BrainsGate's planned PMA submission to the FDA. To date, BrainsGate has enrolled 410 patients at 67 medical centers in the United States, Europe and Asia. During the coming weeks, follow up data will be received with respect to 350 patients on the basis of which an interim analysis of the trial will be performed by the DSMB – Data and Safety Monitoring Board, an independent committee, monitoring the trial being conducted by BrainsGate. As a result of the interim analysis, the number of patients required for the trial may change and the time for completion of the trial may also change.

BrainsGate is aware that there are several companies currently engaged in its field that compete or may compete with BrainsGate.

Since its inception and until the date of filing this Annual Report, approximately $70 million has been invested in BrainsGate, out of which we invested approximately $21 million.

BrainsGate has 18 patents and 7 pending patent applications. The patents help protect the technology developed by BrainsGate, potential applications of its technology and the medical technique as to where the electrode is placed and the use of medical technology.

BrainsGate is headquartered in Caesarea, Israel. As of December 31, 2013, BrainsGate had 33 employees.

BrainsGate is in the development stages and has not commenced sales. In the circumstances, BrainsGate's activities depend on its ability to raise additional financial resources to finance its activities.

Pocared

Pocared, a private company incorporated in Israel, was established in 2004 and commenced its activities in 2005. We completed our initial investment in Pocared in 2007.

We hold approximately 41% of Pocared's outstanding share capital and approximately 36% of its fully diluted share capital. The other principal shareholders of Pocared are SCP VitaLife Partners and Naftali Investments.

Pocared is developing a real-time and automated laboratory system for infectious diseases diagnosis. Pocared's diagnostic system uses optical technology and an algorithm for data analysis. The system is designed for use by major microbiological laboratories and hospitals as an alternative to the current microbiological diagnostic method of growing pathogen cultures, which is manual, lengthy, and expensive. The system is designed to diagnose infections in body fluids such as urine, swabs (throat, nasal, and others), blood, sputum, and cerebrospinal fluid.. The system's first application is diagnosis of Urinary Tract Infection, or UTI. To the best of Pocared's knowledge, over 125 million urine cultures are performed each year worldwide.

To the best of Pocared's knowledge, current microbiology practice is a labor intensive process, taking 24-72 hours and requiring formally trained personnel. The procedure entails numerous steps including culture growing of contaminants for 24-72 hours, after which the culture is exposed to a reagent in order to identify the pathogens based on their reaction to the reagent. Therefore, doctors must wait an average of 48-72 hours before they can prescribe evidence-based treatment. As a result, medical treatments (usually antibiotics) are administered in excess, and are often determined post facto to have been unnecessary. To the best knowledge of Pocared, 70% of the urine cultures performed in laboratories in the United States each year return with negative results

Pocared's system is designed to enable automatic and rapid diagnosis, and to perform a large number of tests simultaneously, thus reducing the average diagnostic time, and significantly increasing output in comparison with current practice. A shortened diagnostic process, in Pocared's estimation, is expected to optimize medical treatment by enabling evidence-based treatment and reducing the amount of unnecessary antibiotics that are prescribed. In addition, Pocared's system is intended to operate without the need for specialized laboratory technicians or use of reagents. The optimization of medical treatment, increased output, and elimination of need for professional staff and use of reagents in Pocared's estimation, are expected to result in cost savings for its potential customers.

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

In July 2013, Pocared commenced the collection of urine samples for a diagnostic trial to prove the efficacy of its system's first application, UTI diagnosis. The trial is intended to support its planned FDA submission. The trial is being carried out at five of the world's leading medical centers. Until now, Pocared has collected 4,400 samples out a total of 15,000 samples. Pocared expects to complete the trial during 2014.

To the best of Pocared's knowledge, there are several companies currently engaged in its field that compete or may compete with Pocared.

Since its inception and until the date of filing this Annual Report, approximately $ 68 million has been invested in Pocared, out of which we invested approximately $29 million.

Pocared has 22 patents, and 27 pending patent applications. These patents help protect the technology developed by Pocared, the potential diagnostic applications of this technology and the use of the diagnostic technology. Pocared has a material license agreement with a foreign company for the technology used for pre-analytical sample processing which is material to its operations .

Pocared's headquarters are in Rehovot, Israel. As of December 31, 2013, Pocared had 24 employees. Pocared also has a subsidiary in the United States where it employs 6 employees as of December 31, 2013.

Pocared is currently in development stages and has not commenced sales. In the circumstances, Pocared will require additional financial resources to finance its operations.

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

Following is a brief review of the companies held by RDC, as of the date of filing this Annual Report:

Kyma

Kyma is developing a remote patient monitoring (RPM) device for Congestive Heart Failure (CHF) patients. As of the date of this Report,  RDC holds approximately 57% of the outstanding share capital of Kyma and 38% of the fully diluted share capital of Kyma. The system is aimed to improve patients' wellbeing mainly by reducing recurrent hospitalizations, especially those relating to accumulation of fluids in the lungs. The system, which is non-invasive and very small, is built around a novel sensor that assesses changes in thoracic fluid level, and also collects vital signs readings.

According to the American Heart Association (Heart Disease and Stroke Statistics report – 2014) approximately 5.1 million people in the United States suffer from heart failure of which 4.3 million people suffer from CHF. There are 825,000 new cases of heart failure in the United States each year. The estimated cost of CHF in the United States is expected to amount to $24 billion in 2015, $30 billion in 2020, $38 billion in 2025 and $47 billion in 2030. Total costs includes direct and indirect costs. "Direct cost" refers to health expenditures such as the cost of physicians and other professionals, hospital services, prescribed medications, home health care, and other medical durables, while "indirect cost" refers to lost productivity that results from morbidity and premature mortality. In 2012, the direct costs of CHF (not only CHF) represented 68% of the total costs of CHF.

According to the American Heart Association report, CHF is the illness with the largest number of return hospitalizations capable of being prevented. In 2004, there were 1.1 million hospitalizations due to CHF, the charges in relation to which amounted to $29 billion. According to the New England Healthcare Institute, remote patient monitoring for heart failure has the potential to yield annual national cost savings of up to $6.4 billion (Remote Physiological Monitoring: Research Update, 2009). Kyma's system received CE certification and CSA approval (a medical electrical equipment safety standard). Kyma expects to file its submission for FDA approval in the first half of 2014.

RDSeed

  RDSeed was established by us and another founder with the aim of investing in companies at early stages in the digital field (internet, cloud, applications and software). RDC holds approximately 89% of RDSeed's outstanding share capital.

In July 2013, we transferred our shares in RDSeed to RDC in consideration for $5 million (the amount invested by us in RDSeed from the date of its establishment until its sale to RDC). The young ventures held by RDSeed benefit from support of RDSeed in business development, marketing and sales, technology (via Rafael), and with respect to legal and finance matters.  RDSeed's holdings as of the date of filing this Annual Report include: Cloudyn (approximately 46% held by RDSeed), which is developing solutions for the optimization of cloud computing costs and resources; Pose (approximately 43% held by RDSeed), which is developing an online cash register, inventory management, and retail website management system, and Numbeez (approximately 38% held by RDSeed), which is developing a micro-blogging platform that helps users create, track and share the interesting numbers in their lives.

In February 2014, RDC's shares in Given Imaging were sold pursuant to the Given Merger. For more information regarding the Given Merger, see Item 4A "The Merger of Given Imaging and Covidien". In addition, RDC holds shares in certain inactive companies and/or companies under voluntary liquidation.

As of December 31, 2013, RDC had 2 employees.

Based on its estimates at December 31, 2013, RDC believes that its existing resources are sufficient to fund its and its group companies' operations, and to fund any investments it may carry out in existing and new companies for at least the next 12 months. It is noted that in light of the completion of the Given Merger as a result of which all the shares held by us and RDC were sold, RDC received proceeds of approximately $80 million (approximately $61 million after tax).

2. Other Group Companies

•
Aqwise develops manufactures and provides biological water and wastewater treatment solutions for the industrial and municipal markets. We hold approximately 19.8% of Aqwise's outstanding share capital and approximately 18% of Aqwise's fully diluted share capital.

•
Atlantium, develops manufactures and provides ultraviolet-based water disinfection solutions. We hold approximately 8% of Atlantium's outstanding share capital and approximately 7% of Atlantium's fully diluted share capital.

•
Cartiheal is developing an implant for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee. We hold approximately 32% of Cartiheal's outstanding share capital and approximately 27% of Cartiheal's fully diluted share capital. There are $35 million people in the United States who suffer from  degenerative changes in their joints. The implant has a unique structure, comprising of marine aragonite with biological modifications. The implant biodegrades in the implantation site, and promotes the regeneration of native cartilage and subchondral bone in its place. Existing treatments have succeeded in regenerating “hyaline-like” cartilage only, which has limited durability. The company is conducting a series of clinical trials at medical centers in Europe to evaluate the safety and efficiency of the implant. Preliminary results indicate an improvement in the pain level. Cartiheal's implant has received CE certification.

•
Jordan Valley develops manufactures and provides metrology solutions for manufacturing process control in the semiconductors industry. Jordan Valley's revenues in 2013 amounted to $26.2 million, compared with $27.5 million in 2012 and $35.2 million in 2011.  According to analyst reports, the semi-conductor capital equipment market is expected to grow by approximately 22% from $32 billion in 2013 to $39.5 billion in 2014 (Forecast: Semiconductor Manufacturing Equipment, Worldwide, 3Q13). We hold approximately 19% of Jordan Valley's outstanding share capital and approximately 17% of Jordan Valley's fully diluted share capital. The metrology system that Jordan Valley is developing includes innovative and advanced technologies enabling, inter alia, measurement of thickness, density and chemical composition of thin layers that compose the semiconductors integrated circuits designated for the semiconductor and compound markets. Lately Jordan Valley developed, and started marketing and selling innovative product, for detection of Non Visual Defects and strain in Silicon substrate, in device production. Jordan Valley's technology is considered most suitable for manufacturing process control of DRAM, NAND & NOR Flash, Logic and Compound, especially suitable for modern mobile products such as smartphones and palm computers, LED and Solar. The size of the worldwide metrology market was estimated by VLSI Research in July 2010 at approximately $1.5 billion per year (Long-Term IC Manufacturing Equipment History and Forecast, 2004-2012).  The above information is being presented merely as an indication of the size of the market in which Jordan Valley operates and does not suggest that the products under development by Jordan Valley will be directed towards this whole market.

•
Notal Vision Inc develops manufactures and provides a system and services for remote monitoring of AMD patients at risk of vision loss, for the early detection of important visual changes. AMD is a main cause of the severe loss of sight and blindness amongst adults aged 60 and over and affects approximately 10 million people in the United States (obtained from the website of the National Eye Institute, or NEI).  There are two types of AMD, dry (without appearance of blood vessels) and wet (with the appearance of blood vessels). The wet AMD is responsible for 90% of blindness cases. Notal Vision's product enables early identification of the onset of wet AMD and as a result, early treatment and preservation of eyesight. The NEI invited Notal Vision to conduct a trial with 1,500 patients at 44 leading eye centers in the United States. After an interim analysis of the results showing exceptional positive efficacy, the NEI prematurely stopped the trial. The results showed that approximately 90% of the patients that use Notal Vision's device preserved their functional eyesight when they moved to wet AMD compared to 60% of the patients who did not use the device. Notal Vision has appointed a marketing and sales team and has commenced marketing the product and has received a reimbursement code (CPT code) in the United States effective as of the beginning of 2015. Notal is in negotiations with Medicare (a United States government health program for citizens over the age of 65) regarding reimbursement coverage and payment. We hold approximately 22% of Notal Vision's outstanding share capital and approximately 18% of Notal Vision's fully diluted share capital.

•
Plymedia develops and provides digital advertising exchange platform services . We hold approximately 27% of Plymedia's outstanding share capital and approximately 19% of Plymedia's fully diluted share capital. Plymedia's revenues in 2013 amounted to $10.7 million compared to $4 million in 2012.

C.  Organizational Structure

As of December 31, 2013, DIC, an Israeli company, held approximately 50.32% of our total outstanding shares. In March 2009, we and DIC entered into a Services Agreement. Pursuant to the agreement effective for a period of three years from May 1, 2009 and renewed for an additional period commencing from May 1, 2012, we receive managerial and administrative services from a staff employed by DIC. For additional information about DIC, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders." For our holdings in our group companies, see the information in "Business Overview" above.

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

Technology fields in which our group companies operate are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon our group companies' (i) technological quality (ii) ability to successfully complete the development of their products and obtain regulatory approval, (iii) ability to successfully transition from development to manufacturing and from manufacturing to marketing, (iv) intellectual property and protection thereof, (v) prices and nature of their products in comparison to their competitors (vi) ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs and (vii) ability to raise financing and the condition of the capital markets.

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

Our strategy regarding investments in new and existing companies is based on the following principles:

1.	Investing over the long term in Israeli or Israel-related companies with innovative technologies.

2.	Identifying and exploiting investment opportunities with significant exit potential.

3.	Focusing on investments which afford us influence and operational involvement.

4.
Actively enhancing our group companies' value by taking an active role in their management, by means of the following: active membership on their boards of directors; hands-on assistance to their management; assistance in the advancement of their technology; forming strategic relationships, providing access to capital; providing development and operational guidance; business plan preparation; strategic planning; marketing; planning investments and budgets; finance; manning senior management positions; and overall ongoing monitoring of our group companies' performance.

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

Venture Capital Industry Status

The ability of our group companies, and our medical device companies in particular, to obtain financing is affected by developments and trends in the venture capital, or VC, industry. Our ability to exit companies, and in particular, medical device companies, is also affected by developments and trends in the VC industry.

Available market data for 2013 and the preceding years, indicate a trend of slowed VC investment activity as well slowed M&A activity. This trend requires local investors to provide longer-term support to their companies rather than execute early exits, in the process of which they enhance the value of these companies, grooming them for later-stage, but higher-value exits. In other words, the path to exit is longer, but the returns are higher.

Slower VC investment activity is attributable in part to a lack of adequate resources, evidenced by a decline in VC fundraising, and a proliferation of micro-VC funds. VC money is primarily allocated to follow-on investments (67%), and even in the case of first-time investments, the share of early-stage investments is only 57%. The trend is the same in public offerings, where IPOs are on the decline, and follow-on offerings on the rise. The current climate is risk-averse, in which investors are looking for quicker, more predictable exits. It is notable that most of the capital raised in Israel was through foreign capital. The upside to this trend for Israeli investors manifests itself in significantly larger exits (despite a smaller number of deals), and the highest ever return-on-equity.

The above trend is present in the medtech sector as well, but more pronounced, due to additional market developments, namely,  regulatory challenges with the FDA, uncertain reimbursement, and lower growth prospects, which have led investors to become more risk-averse. U.S. medtech VC funding is the lowest in at least the past seven years, and the 12 largest venture rounds were later stage. Part of the gap created by the decline in VC investments is being filled by corporate funds. In Israel, the life science sector nonetheless continues to attract the largest share of investments. The trend of larger exits is especially evident in this sector in Israel, with total proceeds in 2013 exceeding the annual average for the sector since 2004 by approximately 150%. That said, recent medtech developments have bred cautious buyers along with cautious investors, and M&A deals with milestone payments comprise approximately one-third of deals, with milestone payments making up more than one-third of total deal value.

Sources: IVC-KPMG Israeli VC Fund Raising Survey – 2013 Summary; IVC-KPMG Israeli High-Tech Company Capital Raising Survey – 2013 Summary; IVC High-Tech Exits Report 2013; The "MoneyTreeTM Report" by PricewaterhouseCoopers and National Venture Capital Association based on data from Thomson Reuters; "The Pulse of the Industry: Medical Technology Report 2013" by Ernst & Young; Thomson Reuters & National Venture Capital Association.

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

Principles of Accounting for Holdings in Group Companies – basis of consolidation, equity method of accounting

Consolidation.

In May 2011 the IASB issued a new suite of new accounting standards regarding consolidation of financial statements and related issues. The new suite of standards replaced standards regarding consolidation of financial statements and joint arrangements and included a number of changes with respect to investments in associates. The Standards are applied for these financial statements for the first time. The Standard is adopted prospectively. IFRS 10, Consolidated Financial Statements ("IFRS 10") resulted in several changes to our method of determing whether or not group companies will be consolidated.

 IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation – Special Purpose Entities with respect to the consolidation of financial statements. IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it. The current IAS 27 model assumes control exists when we own more than 50% of the outstanding voting securities of a company so that we have the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. According to the new model, we control a group company upon gaining "Effective Control" or more particularly, when we are (1) exposed, or have rights, to variable returns from our involvement with that group company, (2) have the ability to affect those returns through our power over that group company and (3) the ability to use our power over the group company by affecting our return. In addition, IFRS 10 states that 'De facto' power should be considered when assessing control. This means that the existence of De facto control could require consolidation. When assessing control under the new model, only substantive potential voting rights will be taken into account. The structure, reasons for existence and conditions of potential voting rights should be considered..

Companies over which we have control are accounted for under the consolidation method of accounting. Control is achieved when we are exposed, or have rights, to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Potential voting rights are considered when assessing whether we have control, only when its substantive. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

Under the consolidation method, a controlled company's assets and liabilities are included within our consolidated statement of financial position and its income items, expense items and other comprehensive income items are included within our consolidated income statement and statement of comprehensive income. Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position A transaction with the non-controlling interests which does not result with a loss of control, whether a sale or an acquisition, is accounted for as an equity transaction.

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

Equity Method. Companies over which we have significant influence or the ability to significantly influence the financial and operating policies, but not control over their operations as stated above, are considered associates, and are accounted for using the equity method of accounting. Our consolidated financial statements include our share of the income (expenses) and other comprehensive income (loss) of associates, after adjustments required to align the accounting policies with those of ours, from the date that significant influence commences until the date that significant influence ceases or until the investment in associate is classified as held for sale in accordance with IFRS 5. When our share of losses exceeds our interest in an associate, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that we have an obligation to support the associate or have made payments on behalf of the associate, or have granted it loans or guarantees.

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

Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method we use is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which requires judgment that can impact our results of operations is estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries that are rapidly evolving and extremely competitive, the value of the intangible assets, their respective useful lives and the investments in companies is exposed to future adverse changes that can result in a charge  to our results of operations (see "Impairment of Investments in Group Companies and Financial Assets Carried at Amortized Cost" below).

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

In 2013 and 2012 we recorded income from partial a reversal of impairment with respect to our holdings in Enablence debentures in an amount of approximately $3.5 million and $0.3 million, reapectively.  In 2011 we recorded impairment charges in the amounts of $5.8 million, mainly with respect to our investments in BPT Bio Pure Technology Ltd., or BPT, and Enablence debentures.

Impairment of Intangible Assets

Intangible assets with a finite useful life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less selling expenses). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For purposes of testing impairment of identifiable assets, the assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets, or the cash-generating unit. An impairment loss is recognized if the carrying amount of an asset or the cash-generating unit to which it relates exceeds the estimated recoverable amount. In 2011, 2012 and 2013, we did not record any impairment of intangible assets. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries that are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. At December 31, 2013, consolidated intangible assets amounted to approximately $4.5 million (approximately $4.9 million as of December 31, 2012 and 2011).

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

As a result of the Given Merger (see also Item 4), we recorded in 2013 a deferred tax asset in the amount of $28.9 million in respect of the temporary difference from the investment in Given  Imaging and in respect of carryforward losses that are expected to be utilized in 2014, due to the expected gain from this transaction. As of December 31, 2012 and 2011, we did not recognize any defered tax asset.

The balance of tax liabilities as of December 31, 2013 was $5.4 million, as of December 31, 2012 was $4.5 million, and as of December 31, 2011 was $5 million. The abovementioned tax liability includes mainly a tax liability in respect of the sale of Medingo attributed to RDC and the temporary difference from RDC's investment in Medingo and Given Imaging. This liability was partially set off by a deferred tax asset in respect of RDC's carryforward losses that are expected to be utilized in 2014, due to the Given Merger.

As of December 31, 2013, we and our subsidiaries had carryforward losses in Israel of approximately $328 million.

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

Financial assets measured at fair value. Financial assets that are equity instruments are measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other comprehensive income, in accordance with the election of the accounting policy on an instrument-by-instrument basis. If the equity instruments are held for trading, they must be measured at fair value through statement of income. Fair value of investemnts in equity instruments of private companies is usually measured using the Discounted Future Earnings Method, Company Security Transaction Method ("CSTM") and Option Pricing Model ("OPM"), see Note 6 in "Item 18 – Financial Statements".

With regard to financial assets measured at fair value through other comprehensive income, gains, losses and impairment are not recognized in the statement of income, even upon disposal. Changes in fair value of these assets are credited to "Reserve from financial assets measured at fair value through other comprehensive income". When we sell these assets, we classify the gain or loss in respect with the asset sold from the capital reserve into accumulated deficit.

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

Basis of Presentation

Consolidation. Our consolidated financial statements include the accounts of Elron and the accounts of all of our direct or indirect (through DEP, RDC and RDSeed) controlled subsidiaries. The following are our main subsidiaries:

Year ended December 31,
2013	2012	2011
RDC SmartWave1 RDSeed2 Cloudyn3 POSE5	RDC SmartWave1 RDSeed 2 Cloudyn3 Kyma4	RDC Starling5 Sync-Rx6 SmartWave1 RDSeed 2 Cloudyn3 Kyma4

1 Consolidated since its establishment in November 2011.
2 Consolidated since its establishment in May 2011.
3 Consolidated since initial investment in November 2011.
4 Consolidated since we obtained control in January 2011 and until we lost control in October 2013.
5 Consolidated since we obtained control in July 2013..

Equity Method.Our main group companies held by us or through DEP, RDC and RDSeed accounted for under the equity method of accounting include:

Year ended December 31,
2013		2012		2011
BrainsGate Cartiheal1 NuLens Numbeez2 Pocared	DES6 PLYmedia	BrainsGate Cartiheal1 Given Imaging7 NuLens Numbeez2 Pocared	PLYmedia POSE3	Atlantium4 Aqwise5 BrainsGate Given Imaging NuLens Pocared	PLYmedia

1 Since initial investment in July 2012.
2 Since initial investment in September 2012.
3 Since initial investment in October 2012 and until obtaining control in July 2013.
4 Through June 2012.
5 Through July 2012.
6 Since initial investment in December 2013.
7 Until December 2013, when the investment was classified as held for sale .

Financial assets measured at fair value:

Year ended December 31,
2013	2012	2011
Aqwise1 Atlantium2 Enablence Jordan Valley Notal Vision3 Whitewater Ltd4	Aqwise1 Atlantium2 Enablence Jordan Valley Notal Vision3 Whitewater Ltd4	Enablence GigOptix Inc., or GigOptix5 Jordan Valley Notal Vision3 Wave6 Whitewater Ltd4

1 Since July 2012.
2 Since June 2012.
3 Since October 2010.
4 Since May 2011.
5 Sold during 2012.
6 Sold during 2012.

A. Operating Results

Year Ended December 31, 2013 compared with Year Ended December 31, 2012 and Year Ended December 31, 2011

The following table sets forth the net results of our operations in the reported periods:

	Year ended December 31,
	2013	2012	2011
	(millions of $, except per share data)
	Audited
Income (loss) attributable to Elron's shareholders	17.9	4.4	(8.4)
Income (loss) per share attributable to Elron's shareholders	0.54	0.09	(0.34)

The net gain and loss attributable to our shareholders is mainly comprised of: 1. our share in the losses of our group companies, 2. gains and losses from exit transactions, revaluation of investments, and changes in holdings, 3. corporate operating expenses and 4. tax benefit (taxes on income):*

	Year ended December 31,
	2013	2012	2011
	(millions of $)
Losses in respect of group companies:
Our share in net losses of group companies, net	(10.5)	(10.6)	(22.5)
Excess cost amortization	(4.0)	(4.4)	(4.7)
Revaluation (impairment) of investments in group companies and financial assets	3.5	(1.1)	(5.9)
Total	(11.0)	(16.1)	(33.1)
Gain from exit transactions, changes in holdings, and revaluation of investments (net of tax)	6.4	24.8	29.8
Corporate operating expenses	(5.4)	(3.9)	(4.9)
Tax benefit (taxes on income)	28.7	0.1	(0.3)
Other	(0.8)	(0.5)	0.1
Income (loss) attributable to Elron's shareholders	17.9	4.4	(8.4)

* The results summarized in the table are presented net of non-controlling interest.

Losses in respect of group companies:

Our share in the net losses of our group companies. As previously mentioned, most of our group companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of statement of income as an increase in R&D expenses (insofar as these expenses are not capitalized as intangibles assets as is permitted, according to accounting principles, only when technological feasibility has been established). Therefore, as our group companies increase their investments in order to develop their products and advance their business, they cause us to record greater losses in respect of our share in their losses.

The loss we recorded in 2013 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate, Cartiheal and RDSeed and it was partially offset by our share of the net profit of Given Imaging.

The loss we recorded in 2012 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate, NuLens Ltd. ("Nulens"), Kyma and RDSeed and it was partially offset by our share of the net profit of Given Imaging.

The loss we recorded in 2011 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Starling, Wavion (sold in November 2011), NuLens, BrainsGate and Pocared and it was partially offset by our share of the net profit of Given Imaging.

Excess cost amortization. We record amortization expenses in respect of excess cost attributed to investments in group companies, which are usually generated upon investment in such companies or when the accounting method applied is changed from the equity method to consolidation. Excess cost amortization expenses in 2013, 2012 and 2011 were recorded primarily in respect of excess costs attributed to our holding in Given Imaging.

Impairment charges of investments in group companies and financial assets. At each reporting date we examine whether there is any evidence that would indicate that our investment in our group companies and financial assets is impaired.

In 2013, as a result of a settlement agreement with Enablence, we recorded a net gain in the amount of approximately $3.5 million in respect of a partial cancellation of the impairment recognized in 2011. In 2013 we did not record any impairment charges in respect of investments in group companies and financial assets.

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

Gain (Loss) from exit transactions, changes in holdings, and revaluation of investments:

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in 2013 resulted mainly from:
•	An approximately $3.4 million gain from an increase in Notal Vision's fair value;
•
An approximately $3.3 million gain (net of non-controlling interest) from a decrease in our holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired;

•	An approximately $1.7 million gain (net of non-controlling interest) from the decrease in holding and the loss of control in Kyma;
•	An approximately $1.7 million loss from a decrease in Jordan Valley's fair value.

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in 2012 resulted mainly from:

•	An approximately $8.5 million gain (net of non-controlling interest) from the sale of Sync-Rx
•	An approximately $8.5 million gain (net of non-controlling interest) as a result of the additional consideration received from the sale of Medingo completed in 2010;
•	An approximately $3.9 million gain from the sale of a portion of our holding and a decrease in our holding in Aqwise;
•	An approximately $1.8 million gain from an increase in Notal Vision's fair value;

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in 2011 resulted mainly from:

•	An approximately $21.4 million gain from the sale of Wavion by way of merger to Alvarion Ltd;
•	An approximately $4.7 million gain (net of non-controlling interest) from Starling's sale of its business;
•	An approximately $2.3 million gain from the sale of Safend to Wave;
•
An approximately $1.6 million gain (net of non-controlling interest) from a decrease in our holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired;

•	An approximately $1.2 million loss from a decrease in Jordan Valley's fair value.

Corporate operating expenses:

Corporate operating expenses mainly include general and administrative expenses.

The increase in corporate operating expenses in 2013 compared with 2012 resulted primarily from granting annual bonus to company officers in accordance with the company's compensation policy, while in 2012 no bonus was granted,  fluctuation of the exchange rates and as a result of an increase in the expenses of the service agreement with DIC.

The decrease in corporate operating expenses in 2012 compared with 2011 resulted primarily from expenses incurred in respect of "phantom options" granted in 2011 (see "Item 6") and from a decrease in professional services.

Tax benefit (taxes on income):

Tax benefit in 2013 resulted primarily from recording a deferred tax asset of approximately $28.9 million with respect to temporary differences related to the investment in Given Imaging and with respect to tax losses carry forward which are likely to be utilized in 2014, due to the expected gain from the Given Merger. This amount was partially offset by RDC which recorded taxes on income due to a tax reserve of approximately $0.3 million (net of non-controlling interest) with respect to temporary differences related to  the investment in Given Imaging for tax and accounting purposes (the tax reserve  was partially offset by a deferred tax asset with respect to carryforward losses)

The following table summarizes our annual consolidated statements of profit and loss:

	Year ended December 31,
	2013	2012	2011
	(millions of $)
	Audited
Income from sales	0.1	-	14.1
Gain from disposal and revaluation of group companies, and changes in holdings, net	8.4	39.4	34.6
Financial income	0.7	1.2	1.8
Total income	9.2	40.6	50.5
Cost of sales	0.1	-	5.8
Research and development expenses, net	3.9	6.9	18.2
Selling and marketing expenses	0.5	0.9	5.7
General and administrative expenses	7.2	7.2	10.5
Equity in losses of associates, net	11.9	8.3	10.3
Amortization of intangible assets	-	-	0.3
Financial expenses	0.6	2.1	4.2
Other expenses (income), net	(3.5)	(0.3)	9.6
Total costs and expenses	20.7	25.1	64.6
Income (Loss) before taxes on income	(11.5)	15.5	(14.1)
Tax benefit (taxes on income) ()	28.4	0.3	(0.6)
Net Income (Loss)	16.9	15.8	(14.7)
Income (Loss) attributable to the Company's shareholders	17.9	4.4	(8.4)
Income (Loss) attributable to non-controlling interest	(1.0)	11.4	(6.3)
Basic and diluted income (loss) per share attributable to the Company's shareholders (in $)	0.54	0.09	(0.34)

Income

Income from Sales. Income from sales in 2013 included income that were first recognised in Cloudyn . Income from sales in 2011 amounted to $14.1 million and included income from sales of Wavion, which was sold in November 2011.

Gains from Disposal and Revaluation of Group Companies and Changes in Holdings, net. In 2013, gains from disposal and revaluation of group companies and changes in holdings, net, amounted to $8.4 million, which resulted primarily from: the $4.1 million gain from a decrease in our holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired; the $3.4 million gain from the increase in Notal Vision's fair value mainly due to the positive results which were achieved in the AREDS2 clinical trials; the $2.8 million gain from the decrease in holding and the loss of control in Kyma due to an investment in the company by a new investor; and a $1.7 million loss from a decrease in Jordan Valley's fair value. In 2012, gains from disposal and revaluation of group companies and changes in holdings, net, amounted to $39.4 million, which resulted primarily from: the $17.0 million gain from the sale of Sync-Rx; the $15.6 million gain from the additional consideration received from the sale of Medingo completed in 2010; the $3.9 million gain from the sale of a portion of our holding and a decrease in our holding in Aqwise; the $1.8 million gain from the increase in Notal Vision's fair value mainly due to progress made in the clinical trials it is conducting and a $0.8 million gain from a decrease in our holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired. In 2011 gains from disposal and revaluation of group companies and changes in holdings, net, amounted to $34.6 million, which resulted primarily from: the $21.4 million gain from the sale of Wavion; the $9.6 million gain from Starling's sale of its business; the $2.3 million gain from the sale of Safend; the $2.1 million gain from the decrease in our holding in Given Imaging due to the exercise and expiry of options of Given Imaging employees, the $1.2 million loss from a decrease in Jordan Valley's fair value; and a $0.4 million gain from the initial consolidation of Kyma.

Financial Income. Financial income amounted in 2013 to $0.7 million and resulted mainly from interest income on deposits and from translation differences. The financial income in 2012 amounted to $1.2 million and resulted mainly from interest income on deposits, and from a change in the fair value of our holding in GigOptix shares. The financial income in 2011 amounted to $1.8 million and resulted mainly from interest income on bank deposits.

Expenses

Cost of sales. Please see explanation regarding "Income from sales" section above.

Operating expenses. Operating expenses were comprised mainly of research and development expenses, net, sales and marketing expenses, and general and administrative expenses of our and our subsidiaries' corporate operations:

	Year ended December 31,
	2013	2012	2011
	(millions of $)
Corporate	5.5	3.9	4.9
RDC	1.5	1.2	1.7
Kyma 1	1.9	3.0	2.6
Wavion 2	-	-	11.5
Starling3	-	0.7	9.9
RDSeed4	1.9	2.8	0.7
Other5	0.9	3.4	3.0
	11.7	15.0	34.3

1	Ceased to be consolidated in October 2013
2	Sold in November 2011.
3	Sold its business in September 2011 and was liquidated in 2012.
4	Established in May 2011. Includes operating expenses of subisidiary Cloudyn and from the third quarter of 2013 also the operating expenses of Pose since we increased our holding and obtained control.
5	In 2013 includes Smartwave. In 2012 includes mainly Sync-Rx (sold in November 2012) and Smartwave.

Corporate:The increase in 2013 compared with 2012 resulted primarily from granting annual bonus to company officers in accordance with the company's compensation policy, while in 2012 no bonus was granted, fluctuation of the exchange rates and as a result of an increase in the expenses of the service agreement with DIC. The decrease in 2012 compared with 2011 resulted primarily from expenses incurred in respect of "phantom options" granted in 2011 (see "Item 6"), and from a decrease in professional services.

RDC: The increase in 2013 compared with 2012 resulted primarily from an increase in the number of employees. The decrease in 2012 compared with 2011 resulted primarily from spinning off Smartwave's activities at the end of 2011 into an independent company.

Kyma: The decrease in 2013 compared with 2012 resulted primarily due to a decrease in the research and development expenses due to the completion of the implantable product  develpoment stage and due to cease of consolidation of Kyma from the forth quarter of 2013.  The increase in 2012 compared with 2011 resulted primarily from an increase in its research and development and general and administrative expenses due to an acceleration in preclinical and clinical trials of its patch product.

Starling: The decrease in 2012 resulted primarily from the sale of Starling's business in September 2011 and from the decision of Starling's board of directors to cease its operations followed by its liquidation in 2012.

RDSeed: The decrease in 2013 compared with 2012 resulted primarily from a decrease in the research and develpoment expenses in with regard to the Cemmerce project in which RDSeed ceased to invest during 2013, from the decrease in the number of employees in RDSeed and from the decrease in the the research and development expenses in the subsidiary Cloudyn. The increase in 2012 compared with 2011 resulted primarily from an increase in research and development expenses and marketing efforts of the Cemmerce project, and from the consolidation of Cloudyn's results, in which it initially invested in the fourth quarter of 2011.

Equity in net losses of associates. Our share of net losses of associates resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis Of Presentation"). Our share of net losses of associates amounted to $11.9 million in 2013 compared with $8.3 million in 2012 and $10.3 million in 2011. The increase in our share in the net losses of associates in 2013 compared with 2012 resulted primarily from an increase in Pocared's loss due to the progress in the sample collection for Pocared's FDA diagnostic trial  and also from expenses resulting from the process of improving the sample processing procedure of the system Pocared is developing, and from an increase in Cartiheal's loss due to the clinical trial it is conducting. In 2013, there was also a decrease in Given Imaging's income due to a one-time tax expense and expenses related to the Given Merger (see "Highlights of the Results of Operations of Our Main Group Companies" below).  The decrease in our share in the net losses of associates in 2012 compared with 2011 resulted primarily an increase in Given Imaging's income (see "Highlights of the Results of Operations of Our Main Group Companies" below), and from the disposal of Safend in 2011, which generated losses in this period.

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

Highlights of the Results of Operations of Our Main Associates:

Given Imaging reported the following operating results (according to IFRS):

	Year ended December 31, 2013	Increase (Decrease)	Year ended December 31, 2012	Increase (Decrease)	Year ended December 31, 2011
	(millions of $)%		(millions of $)%		(millions of $)
Revenues	190.8	5.7%	180.5	1.4%	177.9
Operating income	14.4	8.2%	13.3	8.2%	12.3
Net income attributable to shareholders	9.3	(38.2)%	15.1	103.1%	7.4

The increase in Given Imaging's revenues in 2013 compared with 2012 resulted from an increase in revenues in Given Imaging's three areas of operation. The increase in operating income in 2013 compared with 2012 resulted mainly from the increase in revenues and increase in gross profit. The decrease in net income in 2013 compared with 2012 resulted mainly from a one-time tax expense and expenses related to the Given Merger.

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

Pocared reported the following operating results (according to IFRS): Pocared's net loss in 2013 amounted to $10.7 million compared with $7.1 million in 2012, and $5.5 million in 2011. Pocared is in the development stage and has not yet commenced sales. Pocared's loss mainly results from research and development expenses. The increase in loss in 2013 compared with 2012 was mainly due to the progress in the Pocared's FDA diagnostic trial and also from expenses resulting from the process of improving the sample processing procedure of the system Pocared is developing. The increase in loss in 2012 compared with 2011 was mainly due to expenses resulting from the process of improving the sample processing procedure of the system Pocared is developing and from Pocared's preparations for clinical trials.

BrainsGate reported the following operating results (according to IFRS): BrainsGate's net loss in 2013 amounted to $6.4 million, compared with $6.1 million in 2012 and $7.6 million in 2011. BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's loss mainly results from research and development expenses.The increase in loss in 2013 compared with 2012 was mainly due to accelerated patient enrollment in its clinical trial. The decrease in loss in 2012 compared with 2011 was mainly due to expenses incurred in 2011 resulting from the commencement of clinical trials (see "Item 4 – Information on the Company").

Highlights of the Results of Operations of Our Subsidiaries:

Income and losses of consolidated and associate companies directly held by us, for the year ending December 31, 2013

	Comprehensive income				Interest
	Income (Loss)	Other Comprehen-sive income		Dividend income	Interest income		Date received
	(millions of $)
Subsidiaries:

RDC	(1.0)		1	-			-

Associates:
Given Imaging	9.3	(0.1)		-	-		-

BrainsGate	(6.4)	-		-	-		-

Pocared	(10.7)	-		-	-		-
							2017
Plymedia	0.1					1

1 Represents amount less than $0.1 million

Income and losses of a consolidated company held through RDC for the year ending December 31, 2013

	Comprehensive income			Interest
	Income (Loss)	Other Comprehen-sive income	Dividend income	Interest income	Date received
	(millions of $)
Subsidiaries:

RDSeed	(1.4)	-	-	-	-
Associates:

Kyma	(3.1)	-	-	-	-

Income and losses of a consolidated company held through RDSeed for the year ending December 31, 2013

	Comprehensive income			Interest
	Income (Loss)	Other Comprehen-sive income	Dividend income	Interest income	Date received
	(millions of $)
Subsidiaries:
Cloudyn	(1.1)	-	-	-	-

Pose	(0.8)	-	-	-	-

Financial Expenses. Financial expenses amounted in 2013 to $0.6 million compared with $2.1 million in 2012 and $4.2 million in. The financial expenses in 2013 resulted mainly from interest on the loan drawn down under the credit line agreement with Silicon Valley Bank, and from commissions and other expenses related to this credit line. The financial expenses in 2012 resulted mainly from a change in the fair value of our holding in Wave shares. The financial expenses in 2011 resulted mainly from translation differences accumulated on loans granted to Starling by us and RDC, from expenses incurred in respect of Starling's liability to the Office of the Chief Scientist, and from an increase in the market value of Starling's convertible debentures.

Other Expenses (Income), net. Other income, net, amounted to $3.5 million in 2013 compared with $0.3 million in 2012 and other expenses of $9.6 million in 2011. Other income in 2013 resulted primarily from a gain from the settlement agreement with Enablence. Other income in 2012 resulted primarily from partial consideration received from Enablence debentures (see below) and from a stamp duty provision recorded in past years that was cancelled. This income was partially offset by a provision for contingent liabilities. Other expenses, net, in 2011 resulted mainly from: a $4.1 million impairment charge in respect of our holding in Enablence debentures, due to significant doubt as to Enablence's ability to repay the debentures at that time; a $1.8 million impairment loss in respect of our holding in BPT; and expenses in the amount of $3.2 million in respect of an inventory write-down recognized by Starling. These expenses were offset by other income, net, resulting primarily from: an approximately $0.4 million gain from the sale of a portion of our holding in GigOptix shares; and an approximately $0.1 million gain from the sale of our holding in EVS.

Taxes on Income (Tax Benefit). Tax benefit in 2013 resulted primarily from recording a deferred tax asset of approximately $28.9 million with respect to temporary differences related to the investment in Given Imaging and with respect to tax losses carry forward which are likely to be utilized in 2014, due to the expected gain from the Given Merger. This amount was partially offset by RDC which recorded taxes on income due to a tax reserve of approximately $0.5 million with respect to temporary differences related to  the investment in Given Imaging for tax and accounting purposes (this tax reserve was partially offset by a deferred tax asset with respect to carryforward losses).

In 2012 and 2011, a tax benefit and tax expenses of approximately $0.3 million and $0.6 milion respectively were recorded in respect of RDC .

Quarterly Results

The following tables set forth the net results of our operations in the reported periods:

	Year ended	Three months ended
	December 31, 2013	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(millions of $, except per share data)
	Unaudited
Income (Loss) attributable to Elron's shareholders	17.9	(5.5)	(2.2)	1.7	23.9
Income (Loss) per share attributable to Elron's shareholders	0.54	(0.20)	(0.09)	0.04	0.79

	Year ended	Three months ended
	December 31, 2012	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(millions of $, except per share data)
	Unaudited
Income (Loss) attributable to Elron's shareholders	4.4	(6.2)	3.1	(0.5)	8.0
Income (Loss) per share attributable to Elron's shareholders	0.09	(0.22)	0.09	(0.03)	0.25

As previously mentioned, the net gain and loss attributable to our shareholders mainly comprises of: 1. our share in the losses of our group companies, 2. gains and losses from exit transactions, revaluation of investments, and changes in holdings, 3. corporate operating expenses and 4. tax benefit (taxes on income):**

	Three months ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(millions of $)
	Unaudited
Losses in respect of group companies:
Our share in net losses of group companies, net	(3.5)	(1.5)	(1.1)	(4.3)
Excess cost amortization	(1.0)	(1.0)	(1.0)	(1.0)
Impairment of investments in group companies and financial assets, net	-	-	3.5	-
Total	(4.5)	(2.5)	1.5	(5.3)
Gain) from exit transactions, changes in holdings, and revaluation of investments (net of tax)	0.2	1.7	1.4	3.1
Corporate operating expenses	(1.0)	(1.0)	(1.1)	(2.4)
Tax benefit (taxes on income)	-	-	*	28.7
Other	(0.2)	(0.3)	(0.1)	(0.2)
Income (loss) attributable to Elron's shareholders	(5.5)	(2.2)	1.7	23.9

	Three months ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(millions of $)
	Unaudited
Losses in respect of group companies:
Our share in net losses of group companies, net	(3.4)	(2.6)	(2.4)	(2.3)
Excess cost amortization	(1.2)	(1.1)	(1.0)	(1.0)
Impairment of investments in group companies and financial assets, net	(0.1)	(1.2)	(0.1)	0.3
Total	(4.7)	(4.9)	(3.5)	(3.0)
Gain (Loss) from exit transactions, changes in holdings, and revaluation of investments (net of tax)	(0.5)	9.5	3.8	12.0
Corporate operating expenses	(1.0)	(1.0)	(0.9)	(1.0)
Tax benefit	-	0.1	*	*
Other	*	(0.6)	*	0.1
Income (loss) attributable to Elron's shareholders	(6.2)	3.1	(0.5)	7.9

*	Represents amount less than $0.1 million.
**	The results summarized in these tables are presented net of non-controlling interest.

Our share in the net losses of group companies. The loss we recorded in the fourth quarter of 2013 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate Cartiheal and RDSeed. The loss we recorded in the fourth quarter of 2012 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate, Cartiheal and RDSeed which was partially offset by our share in the gain recorded by Given Imaging

Excess cost amortization. Excess cost amortization expenses in the fourth quarter of 2013 and 2012 were recorded primarily in respect of excess costs attributed to our holding in Given Imaging.

Impairment charges of investments in group companies and financial assets. In the fourth quarter of 2012, we recorded income in the amount of $0.3 million in respect of partial consideration received from Enablence debentures.

Gain (Loss) from exit transactions, changes in holdings, and revaluation of investments. The gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the fourth quarter of 2013 resulted mainly from the $2.1 million gain from an increase in Notal Vision's fair value,  a $1.7 million gain  (net of non-controlling interest) from the decrease in holding and the loss of control in Kyma, a $0.7 million gain (net of non-controlling interest) from a decrease in our holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired; These gains were offset by an approximately $0.9 million loss from a decrease in Jordan Valley's fair value.
The gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the fourth quarter of 2012 resulted mainly from the $8.5 million gain from the sale of Sync-Rx, the approximately $1.7 million gain from an increase in Notal Vision's fair value, and from an approximately $1.2 million gain (net of non-controlling interest) from the liquidation of Starling. These gains were offset by an approximately $1.1 million loss from a decrease in Jordan Valley's fair value.

The following tables summarize our quarterly consolidated statements of profit and loss:

	Year ended	Three months ended
	December 31, 2013	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	Audited	Unaudited
	(millions of $)
Income from sales	0.1	-	-	-	0.1
Gain from disposal and revaluation of group companies, and changes in holdings, net	8.4	0.3	1.9	1.9	4.2
Financial income	0.7	0.3	0.2	0.1	0.1
Total income	9.2	0.7	2.1	2.1	4.4
Cost of sales	0.1	-	-	-	0.1
Research and development expenses, net	3.9	1.3	1.0	1.2	0.4
Selling and marketing expenses	0.5	0.1	0.1	0.1	0.2
General and administrative expenses	7.2	1.5	1.5	1.5	2.7
Equity in losses of associates, net	11.9	3.6	1.6	1.3	5.4
Financial expenses	0.6	0.1	0.2	0.1	0.1
Other expenses (income), net	(3.5)	*	*	(3.5)	*
Total costs and expenses	20.7	6.6	4.4	0.7	8.9
Income (Loss) before taxes on income	(11.5)	(5.9)	(2.3)	1.3	(4.5)
Tax benefit	28.4	-	-	*	28.4
Net income (loss)	16.9	(5.9)	(2.3)	1.3	23.9
Income (Loss) attributable to Elron's shareholders	17.9	(5.5)	(2.2)	1.7	23.9
Income (Loss) attributable to non-controlling interest	(1.0)	(0.5)	(0.1)	(0.4)	*
Basic and diluted income (loss) per share attributable to Elron's shareholders	0.54	(0.20)	(0.09)	0.04	0.79

	Year ended	Three months ended
	December 31, 2012	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	Audited	Unaudited
	(millions of $)
Gain (Loss) from disposal and revaluation of group companies, and changes in holdings, net	39.4	(0.5)	16.6	3.8	19.5
Financial income	1.2	0.5	0.4	0.3	0.2
Total income	40.6	0.04	17.0	4.1	19.7
Research and development expenses, net	6.9	1.4	1.7	1.8	1.9
Selling and marketing expenses	0.9	0.1	0.1	0.3	0.3
General and administrative expenses	7.2	1.9	2.3	1.4	1.6
Equity in losses of associates, net	8.3	3.2	1.8	1.6	1.8
Financial expenses	2.1	0.5	1.3	0.2	0.3
Other expenses (income), net	(0.3)	-	0.5	0.01	(0.8)
Total costs and expenses	25.1	7.1	7.7	5.3	5.1
Income (Loss) before taxes on income	15.5	(7.1)	9.3	(1.2)	14.6
Tax benefit	0.3	-	0.1	0.07	0.03
Net income (loss)	15.8	(7.1)	9.4	(1.1)	14.7
Income (Loss) attributable to Elron's shareholders	4.4	(6.2)	3.1	(0.5)	8.0
Income (Loss) attributable to non-controlling interest	11.4	(0.9)	6.3	(0.6)	6.7
Basic and diluted income (loss) per share attributable to Elron's shareholders	0.09	(0.22)	0.09	(0.03)	0.25

* Represents amount less than $0.1 million.

B. Liquidity and Capital Resources

Financial Position

	December 31, 2013	December 31, 2012
	(audited)
	(millions of $)
Total assets in the consolidated statement of financial position	212.9	197.1
Investments in associate companies and assets measured at fair value (including assets held for sale)	143.6	136.8
Other long-term receivables	*	3.8
Current assets (excluding assets classified as held for sale)	35.8	51.4
Intangible assets, net	4.4	4.9
Deferred tax	28.9	-
Current liabilities	7.7	2.9
Long-term liabilities	5.4	9.3
Total liabilities	13.1	12.2
Equity including non-controlling interest	199.8	184.9

* Represents amount less than $0.1 million.

Shareholders' equity attributable to our shareholders at December 31, 2013, was approximately $180.8 million, representing approximately 85% of the total assets as reflected in the Statement of Financial Position, compared with $162.0 million at December 31, 2012, representing approximately 82% of total assets as reflected in the Statement of Financial Position. The increase in shareholders' equity resulted mainly from the other comprehensive income attributable to shareholders in the amount of $ 15.8 million in 2013.

Consolidated working capital at December 31, 2013 amounted to $136.8 million (including assets held for sale) compared with $48.5 million at December 31, 2012. The increase in working capital resulted from the classification of the investment in Given as held for sale.

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

Our and RDC's primary cash flows 1

	Year ended		Three months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
	Audited		Unaudited
	(millions of $)
Investments in our and RDC's group companies 1	(13.0)	(17.4)	(4.3)	(1.3)
Proceeds received from disposal of our and RDC's non-current investments	4.1	59.1	0.4	15.8
Raising of our debt	-	5.0	-	-
Repayment of our debt	-	(1.0)	-	-
Repayment of RDC's loans 2	-	(3.3)	-	-
Dividend distributed by Elron	-	(15)	-	-
Dividend distributed by RDC 2	-	(8.9)	-	-

1	The amounts presented include RDC's and RDSeed's cash flows in full (100%) in addition to our cash flows, but do not include the cash flows of their subsidiaries.
2	Including Rafael's share only in the loans granted/repaid and the dividend distributed.

Cash balance

Consolidated cash and deposits at December 31, 2013, were approximately $32.3 million compared with $47.5 million at December 31, 2012. At December 31, 2013, our and RDC's cash and deposits were $19.7 and $11.0 million, respectively, compared with $25.1 and $20.3 million, respectively at December 31, 2012.

Uses of cash

The main uses in cash in 2013 were investments and loans to group companies in the amount of $9.6 million by us and $3.4 million by RDC. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above under "Operating Resuts".

The main uses in cash in 2012 were investments and loans to group companies in the amount of $13.2 million by us and $4.2 million by RDC. Also, cash was used to distribute a dividend to our shareholders in the amount of $15.0 million, to prepay $1.0 million out of our debt to Silicon Valley Bank, as detailed below, and to pay corporate and RDC's operating expenses, as detailed above under "Operating Results". In addition, in 2012 RDC's cash was used to prepay its entire debt to its shareholders in the amount of $6.5 million, of which our share amounted to $3.25 million (approximately $3.3 million including interest), and to distribute a cash dividend to its shareholders in the amount of approximately $17.8 million, of which our share amounted to approximately $8.9 million.

Investments in group companies during 2013 and 2012 are detailed in the following table (for additional details see Note 3 in "Item 18 – Financial Statements"):

	Elron		RDC
	2013	2012	2013	2012
	(millions of $)
	Audited
Consolidated companies1

Kyma2	-	-	1.0	2.5
SmartWave	-	-	1.0	1.0
Sync-Rx3	-	-		0.5
Starling 4	-	0.2	-	0.2
Pose5	-	0.6	0.4	-
Cloudyn	0.5	0.8	0.9	-
	0.5	1.6	3.3	4.2
Associates and other investments
Brainsgate	-	4.7	-	-
NuLens6	0.3	2.7	-	-
Cartiheal	2.5	2.5	-	-
Notal Vision	1.9	1.2	-	-
Numbeez	-	0.5	0.1	-
Pocared7	3.9	-	-	-
DES	0.5	-	-	-
	9.1	11.6	0.1	-
Total investments	9.6	13.2	3.4	4.2

1	The amounts exclude our investment in RDSeed in the amounts of $1.0 million and $2.5 million in 2013 and 2012, respectively, and an amount of $2.0 million RDC invested in RDSeed in 2013.
These investments do not affect the cash included in the consolidated financial statements.
2	Subsequent to December 31, 2013 and through the date of the filing of this Annual Report, we invested approximately $1.0 million in Kyma.
3	Sold in November 2012.
4	Sold it business in September 2011 and was liquidated in 2012. The amounts include the purchase of Starling shares from the public in 2012.
5	Consolidated since we obtained control in July 2013. Subsequent to December 31, 2013 and through the date of the filing of this Annual Report, we invested approximately $0.2 million in Pose.
6	Subsequent to December 31, 2013 and through the date of the filing of this Annual Report, we invested approximately $0.1 million in Nulens.
7	Subsequent to December 31, 2013 and through the date of the filing of this Annual Report, we invested approximately $1.5 million in Pocared.

Proceeds from the disposal of non-current investments

Proceeds we and RDC received from the disposal of non-current investments in 2013 mainly included: proceeds we received in the amount of $1.7 million from the settlement agreement with Enablence; proceeds we received in the amount of $1.9 million from our share in the release of the deposit that was held in escrow in connection with the sale of Wavion that was completed in  November 2011; and proceeds we and RDC received in the amount of $0.1 and $0.3 million, respectively, from the sale of Sela – Seminconductors Engineering Laboratories Ltd., or SELA, which was completed in 2009.

Proceeds we and RDC received from the disposal of non-current investments in 2012 mainly included: proceeds we and RDC received in the amount of $2.7 and $19.9 million, respectively, from our share in the deposit held in connection with the sale of Medingo, and subsequently released; proceeds we and RDC received in the amount of $1.4 abd $14.1 million, respectively, from the sale of Medingo completed in 2010; proceeds RDC received in the amount of $12.7 million from the sale of Sync-Rx; proceeds we received in the amount of $1.9 million from the sale of a portion of our holding and in Aqwise and the repayment of shareholders loans granted to Aqwise; proceeds we received in the amount of $1.3 million from the sale of Wavion completed in 2011; proceeds we received in the amount of $0.9 million from the sale of Wave shares; proceeds we received in the amount of $0.9 million from the sale of our remaining holding in GigOptix shares; proceeds we and RDC received in the amount of $1.3 and $1.5 million, respectively, from the partial repayment of a loan by Starling following its liquidation; and proceeds we and RDC received in the amount of $0.1 and $0.3 million, respectively, from the sale of. In addition, in consideration of the sale of Sync-Rx RDC received $3.1 million that was deposited in escrow for a period of 18 months. This amount is presented under "other long-term receivables" in the statement of financial position as of December 31, 2012.

Raising of debt and credit line

In April 2012, we drew down $5 million of the facility. In August 2012, we repaid $1 million of the facility utilized.

As of December 2013 we had $4 million debt to banks that was fully repaid on January 2014. On February 2014, following the completion of the Given Merger, the credit line with the Bank was terminated.

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

In light of the completion of the Given Merger our board of directors will consider our financial needs including the possibility of the distribution of a dividend

Our main group companies' cash flows1

	Cash flows from operating activities for the year ended December 31,		Cash balance as of December 31,
	2013	2012	2013	2012	Note in "Item 18 – Financial Statements"
	(audited)
	(millions of $)
BrainsGate 2	(6.1)	(5.6)	9.2	8.7	3.B.4.c
Given Imaging 2	23.7	27.8	44.1	35.4	3.B.4.a
Pocared 2	(9.6)	(6.2)	0.8	2.0	3.B.4.b

1	See "Item 4B – Business Overview" for details on the criteria for classifying a group company as a main company.
2	In accordance with U.S. GAAP.

Qualitative and Quantitative Disclosure About Market Risk

Market risks

Market risks relating to our operations result primarily from changes in interest rates, exchange rates, the consumer price index, and equity prices. In addition, we are indirectly exposed to market risks relating to the operations of our group companies. In order to limit our and our subsidiaries' exposure, we and our subsidiaries may enter, from time to time, into various derivative transactions. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure. The handling of financial exposures, formulation of hedging strategy, supervision over, execution and provision of an immediate response to extraordinary developments in the various markets, is under the responsibility of the Chief Financial Officer, who acts in consultation with the Chief Executive Officer and members of the audit committee and the investment committee. An update regarding the implementation of our policy is presented to the members of the audit committee on a quarterly basis. We do not determine the risk management policy for our group companies.We and our subsidiaries did not have material derivatives positions as of December 31, 2013 and December 31, 2012.

Interest Rate Risks. We and our group companies are exposed to market risks resulting from changes in interest rates, relating primarily to our and RDC's loan obligations to banks and deposits. As of the date of filing of this Annual Report, we and RDC do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2013, RDC had no external debt. However, at December 31, 2013 we had a $4.0 million loan from Silicon Valley Bank and $15.0 million unutilized variable interest credit facility. The loan was fully paid on January 2014. On February 2014, following the completion of the Given Merger, the credit line with the Bank was terminated. In addition, certain of our group companies have variable interest loans and therefore, an increase in interest rates would result in an increase in their financial expenses and may lead to an increase in our financial expenses.

The following table sets forth the repayment dates of our and our subsidiaries financial liabilities

Liabilities	2014	2015	2016	2017	No specific repay-ment date	Total	Fair value
	(equivalent to millions of $)
Variable rate ($)	4.0	-	-	-	-	4.0	4.0
Average interest rate	WSJ +0.75%	-	-

Exchange Rate Risk. Since most of our group companies have operations in Israel, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of most of our group companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having, to the extent possible, most of our and our group companies' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. However, salaries and related expenses, as well as expenses related to the DIC Service Agreement (see "Item 7 – Related Party Transactions– Major Shareholders") and other operating expenses are denominated in NIS. It is our and our group companies' policy to use derivative financial instruments, from time to time, to limit exposure to changes in the exchange rate between the NIS and the U.S. dollar orto keep a portion of our and our group companies' resources in NIS against a portion of its future NIS expenses and against liabilities denominated in NIS. If the NIS should strengthen against the U.S. dollar, it may harm our and our group companies' results of operations. We keep a material portion of our resources in U.S. dollar, however, in the future, changes may take place from time to time in our cash balances, in how we maintain our cash, and the portion of cash we hold in each currency based on business developments and future decisions.

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

General Market Risks. As we and our group companies hold most of our cash and cash equivalents, short-term and long-term investments and other financial instruments in various financial institutions with high credit ratings, we do not have significant concentrations of credit risk. Our policy is spreading out our cash investments among the various institutions. We believe this represents a conservative investment policy primarily intended to preserve our cash resources

Equity Price Risk. We are exposed to fluctuations in the fair value of our holdings in our group companies.. Changes in the fair value of our private  holdings including holdings accounted for under the equity method of accounting or as financial assets measured at fair value (such as Jordan Valley and Notal Vision) may affect our results of operations and may have a significant effect on our market value. We view the volatility in the fair value of these companies as part of our ordinary course of business.

Sensitivity analyses of sensitive financial instruments included in the consolidated financial statements as of December 31, 2013, in accordance with changes in market factors

For details on sensitivity analyses of sensitive financial instruments please see Note 20 to our consolidated financial statements.

C. Research and Development

According to our group companies (excluding Given Imaging which does not publish any guidance regarding its R&D expenses), their aggregate projected investment in R&D activities during 2014 will total approximately $44.4 million.

The combined R&D costs of all group companies amounted to approximately $62.3 million in 2013, $60.2 million in 2012 and $72.2 million in 2011. The increase in R&D costs in 2013 as compared with 2012 resulted mainly from the increase in R&D costs in Pocared and Cartiheal.. The decrease in R&D costs in 2012 as compared with 2011 resulted mainly from the sale of certain investments, mainly Safend andWavion and Starling's sale of its business.Our consolidated R&D costs amounted to $3.9 million in 2013, $6.9 million in 2012 and $18.2 million in 2011. The decrease in consolidated R&D costs in 2013 as compared with 2012 was primarily due to the sale of Sync-Rx in November 2012 and from the decrease in holding and the loss of control in Kyma in October 2013.

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

F. Tabular Disclosure of Contractual Obligations

At December 31, 2013, we and our subsidiaries had material contractual obligations which are expected to affect our consolidated cash flow in future periods, which included lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (the following amounts include predicted accrued interest and are presented in millions of $):

Type of Obligation	2014	2015	2016	2017	2018	Total

Loan from banks and others	4.0	-	-	-	-	4.0
Leases	0.4	0.4	0.2	-	-	1.0

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

As of the date of filing of this Annual report, our executive officers and directors are as follows:

Directors
Name	Age	Position

Arie Mientkavich (5)	71	Chairman of the board of directors

Gad Arbel (1) (2) (3) (5)	65	External Director

Avraham Asheri (1) (5)	76	Director

Prof. Gabi Barbash	64	Director

Amiram Erel (5)	66	Director

Arie Ovadia (1) (3) (4) (5)	65	Director

Ehud Rassabi (1) (2) (3) (5)	60	External Director

Hadar Udler	41	Director

Executive Officers Name	Age	Position

Ari Bronshtein	44	Chief Executive Officer

Yaron Elad	36	Vice-President & Chief Financial Officer

(1)	Member of our audit committee.
(2)	External director under the Israeli Companies Law.
(3)	Independent Director under the Israeli Companies Law.
(4)	Designated "financial expert" under the Sarbanes-Oxley Act of 2002.
(5)	Designated "financial expert" under the Israeli Companies Law.

Arie Mientkavich joined Elron as Chairman of the board of directors in January 2007. He served as deputy chairman of the board of IDB Holding Corporation Ltd or IDBH from May 2006 until January 2014. He also serves as chairman of the board of RDC, and as a director of Given Imaging from July 2007 until February 2014. Since July 2006, he has also served as the deputy chairman of the board of Gazit Globe Ltd. and chairman of the board of Gazit Globe Israel (Development) Ltd and subsidiaries or affiliates thereof including as chairman of the board of directors of A.Drori Ltd. and as a director of Ronson Europe, BV. From November 1997 to January 2006, Mr. Mientkavich served as chairman of the board of Israel Discount Bank Ltd. and several of its major subsidiaries which includes the Israel Discount Bank of NY and the Mercantile Discount Bank. From 1987 to 1997, he served as active chairman of the board of the Israel Securities Authority, the Israeli equivalent of the SEC. From 1979 to 1987, Mr. Mientkavich served as general counsel to the Israeli Ministry of Finance. During the years 1972 through 1979, he served in a number of positions in the Israeli Ministry of Finance. Mr. Mientkavich was also a member of the board of the Israel Land Administration and of El Al Israel Airlines. Mr. Mientkavich is chairman of the board of trustees of the Academy of the Quality of Government Movement (the "Movement") in Israel, and was honored with the award of Knight of Quality Government in 1995 by the Movement. He is also chairman of the Public Council of Yad Sarah, a voluntary organization in the field of humanitarian support of public health. In addition, Mr. Mientkavich serves as chairman of the Public Committee, in conjunction with the Yad VeShem Holocaust Center, for the documentation of the contribution of the Holocaust Survivors to the Establishment of the State of Israel and has been active in the organization of the annual March of the Living to the concentration camps. In addition, Mr. Mientkavich is a member of each of the Licenses Committee and Advisory Committee of the Bank of Israel and serves on the Advisory Board of the Israel Defense College. Mr. Mientkavich holds degrees in Political Science and in Law from The Hebrew University of Jerusalem, and was admitted to the Israeli Bar in 1972.

Gad Arbel joined Elron as an external director in October 2008 and was reappointed as an external director for a second three year term in 2011. He serves as Chairman of our audit committee as of December 2010 and Chairman of our compensation committee and as a member of our investment committee. Mr. Arbel provides consulting services in the economic financial field and serves as an outside director and member of the investment committee at Psagot Mutual Funds (2005) Ltd. Mr. Arbel also serves as a director and chairman of the audit committee of the Managing Association of the Compulsory Vehicle Insurance (the Pool) Ltd., as a member of the Administrative Committee of the Veteran Pension Funds of Israel and as a member of the Board of the College of Management Academic Studies. Mr. Arbel has also served as: director and chairman of the Compliance Committee of the Israel Discount Bank of New York (from 2006-2008); director of Discount Bancorp (from 2007-2008); and director and chairman of the audit committee of the Israel Discount Bank Ltd. (from 2001-2007). From 1997-2001, Mr. Arbel served as a vice president and member of the executive management of the United Mizrachi Bank, heading the Capital Market and Investments Division responsible for, among other things, the departments of securities, provident funds, deposits and savings, private banking and capital market subsidiaries. From 1988-1992, Mr. Arbel served as the Commissioner of Capital Market, Insurance and Savings in the Ministry of Finance of the State of Israel; and from 1983-1987, served in New York as the Chief Fiscal Officer of the Government of Israel for the Western Hemisphere. Mr. Arbel has a B.A. in Economics and an M.B.A., each from the Hebrew University of Jerusalem, Israel.

Avraham Asheri joined Elron as a director in December 1999. He serves as a member of our audit committee, chairman of our investment committee and until December 2010, as chairman of our audit committee. He is an economic and financial advisor. Mr. Asheri.  is a member of the boards of directors of Elbit Systems Ltd., Koor Industries Ltd. and Radware Ltd. Mr. Asheri was the president and chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as senior executive vice president and as a member of its management committee, Mr. Asheri held the position of director general of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including managing director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a Bachelors degree in Economics and Political Science from The Hebrew University of Jerusalem.

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

Amiram Erel served as the Chairman of our board of directors from November 1999 through January 2007 and continues to serve as a director of Elron. He also served as our Chief Executive Officer from November 1999 to December 2001. Mr. Erel also serves as Chairman of the board of directors of Cellcom Israel Ltd from 2005 and as deputy Chairman of the board of directors of Makhteshim-Agan Industries Ltd. (where he served from 2006 and as a director and from January 2011 through October 2011 as Chairman of the board of directors). Mr Erel also serves as a director of Shufersal Ltd., Knafaim Holdings Ltd. and Dan hotels Ltd. Mr. Erel also served as President and Chief Executive Officer of DIC from 2001 to 2013. From March to December 2007, Mr. Erel also served as the Chief Executive Officer of Netvision Ltd., where he served prior to March 2007 and from 2008 to 2011, as Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Erel served as the chairman of the executive committee of the Manufacturers Association of Israel from 2005 to 2009 and from 2009 to 2011 he served as the chairman of the Israel Export & International Cooperation Institute. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Dr. Arie Ovadia joined Elron as a director in March 2007. He serves as a member of our investment committee, and as of December 2011, as a member of our audit committee. He also serves a member of our compensation committee. In December 2011, Dr. Ovadia was approved by the board of directors as having the qualifications of an Independent Director under Israeli law. He serves as Chairman of Giron Development & Building Ltd., Destiny Holdings (1993) Ltd., Teva Naot Distribution Ltd., Naot Shoes Cooperative Agriculture Society For Business Ltd., Nadlan.com Israel Ltd. and Peer Stream Ltd. He is a Managing Partner of Shamrock Israel Growth Fund Advisor Ltd. He is a director of Discount Bank Ltd., Shamrock Cinema City Ltd., Destiny Investment 1993 Ltd., Destiny Assets 1991 Ltd., Israel Petrochemical Ltd., Strauss Group Ltd., Skylex Corporation Ltd., Compugen Ltd., Carmel Olefins Ltd., I.Q.S Shalev Ltd., (previously served as chairman), E.Q.S. Hydraulic Ltd., Maztech Tecnologies Ltd., Maxtech Networks Communication Ltd., Mantisvision Ltd.,  VyryaNet Ltd., Adams Market G.M. Ltd., A.A. Consultants Ltd., A.A. Adav Consultants and Managing 2007 Ltd., Aantz Consultants Ltd., Binyamin Ovadia Consultants 2007 Ltd G. I. Tech Ltd. and Oil Refineries Ltd. He holds a B.A. in Economics and an M.B.A from Tel Aviv University. He also holds a Ph.D. in Economics from the University of Pennsylvania, Wharton School.

Ehud Rassabi joined Elron as a director in March 2012. He serves as a member of our audit committee, investment committee and compensation committee. Mr. Rassabi is an accountant and provides expert opinions in the fields of economics, class actions, valuations and mediations. Mr. Rassabi served as Chief Executive Officer of Emed Real Estate Development and Investments Ltd. until March 2011. He serves as an external director of Electra Ltd., Bank Yahav for State Employees, Goldbond Group Ltd., Harel Finance, Securities & Trade Ltd. and Israeli News Company Ltd. Mr. Rassabi is past Chairman and currently Honorary President of Israeli-Japan Friendship Society and Chamber of Commerce and is honorary Consul of the Social Democratic Republic of Sri Lanka. Mr. Rassabi serves as Chairman of Ilan – Israeli Foundation for Handicapped Children (on a voluntary basis), Chairman (on a voluntary basis) of the audit committee of the Society for the Friends of Tel Aviv University and President of Lahav Office of Self employed and Businesses in Israel (on a voluntary basis) . Mr. Rassabi holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University.

Hadar Udler joined Elron as a director in November 2011. She is Vice-President, general counsel and corporate secretary of A.Drori Group Ltd. She served as an Attorney at Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. Law Offices (currently Goldfarb Seligman & Co. Law Offices) since 1999, and she was a Partner in said firm (in the Corporate and Securities Department) since 2008 until 2010. From 2010 until December 8, 2013, Ms. Udler served as Corporate Secretary of IDBD and IDBH. She holds an L.L.B. degree from Tel Aviv University.

Ari Bronshtein has served as Chief Executive Officer of Elron since June 2010 after serving as co-Chief Executive Officer of Elron since May 2009. Mr. Bronshtein serves as a director of RDC, and Pocared and served as a director of Given Imaging until February 2014. From March 2006 to April 2009, Mr. Bronshtein served as a director of Elron. In January 2006, Mr. Bronshtein joined DIC as vice president. From 2004 to 2005, Mr. Bronshtein served as vice president and head of the Economics and Business Development division of Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Bronshtein currently serves as a director of CellCom Israel Ltd. and other companies within the IDB group. Mr. Bronshtein holds a Bachelors degree in Finance and Management and a Masters degree in Finance and Accounting, both from Tel Aviv University.

Yaron Elad joined Elron in July 2007 as Comptroller and in January 2010 was appointed as Vice President and Chief Financial Officer. From 2001 to 2007, Mr. Elad worked for BDO Israel, a leading Israeli auditing firm, as manager in the auditing and technical department. Mr. Elad is a director of RDC, Chairman of the board of directors of RDSeed and a director of Cloudyn and Jordan Valley Semiconductors. From 2001 to 2007, Mr. Elad was a lecturer at Tel Aviv University and other academic institutions. In addition, Mr. Elad lectured at The Institute of Certified Public Accountants in Israel and various Israeli government ministries. Mr. Elad holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University (cum laude) and a Masters of Science degree in Finance from Tel Aviv University. Mr. Elad has been a licensed CPA in Israel since 2004.

B. Compensation

During the year ended December 31, 2013, we paid aggregate remuneration of approximately$1,145 million, 000 to our directors and officers as a group who served in the capacity of director or executive officer during such year. See "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions" regarding compensation of directors who are controlling shareholders. This does not include payments by DIC to officers of the Company employed by DIC as part of the Services Agreement (see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions").

The following table sets forth the approximate aggregate compensation paid by us during the fiscal year ended on December 31, 2013 to all of our directors and officers.

Cash and Cash-Equivalent Forms of Compensation (in thousands of U.S. $)
Salaries, Fees, Directors' Fees, Commissions and Bonuses
2013(1) (2)
All Directors as a group, consisting of 9 persons as of December 2013	1,145
All Officers as a group,	-

(1)	Does not include payments by DIC to officers of the Company employed by DIC as part of the Services Agreement.
(2)	See below –"Payments paid during the period of this Annual Report to the five highest salary recipients amongst our and our subsidiaries officers ".

The salary of our officers and the rest of the staff working for us, with the exception of the salary of the Chairman of our board of directors (and with the exception of special bonuses to officers and staff members as aforesaid), is not paid by us but by DIC. In accordance with the Services Agreement with DIC (see "Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders"), we may grant special bonuses to our officers and other staff working for us and who are employed by DIC subject to our compensation policy described below.

In light of the global economic status, our chairman of the Board of Directors and the executive officers waived a portion of their compensation for a period of one year commencing September 2012. As part of this, the monthly compensation waived by the chairman of the board of directors amounts to 25% of the total monthly cost of his employment, and the monthly compensation waived by our CEO and vice presidents (whose compensation is paid by DIC under the Services Agreement) amounts to 10%-15% of the total monthly cost of their employment.  In addition, commencing as of January 1, 2014,  Mr. Mientkavich agreed to reduce his monthly salary to NIS 85,000 as long as our compensation policy that was approved on January 12, 2014 shall be in effect and applicable to him. For further details, see in this Item 6B below.

Compensation of Officers and Directors

Pursuant to the Israel Companies Law, Israeli public companies are required to establish a compensation committee and to approve a compensation policy regarding the compensation and terms of employment of their directors and officers.

The compensation policy must be approved by a company's board of directors after considering the compensation committee's recommendations. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following: (i) the majority should include at least a majority of the shares of the voting shareholders who are non- controlling shareholders or do not have a personal interest in the approval of the compensation policy (abstentions shall not be taken into account), or (ii) the total number of votes against the proposal among the disinterested shareholders does not exceed 2% of the voting rights in the company. The Israeli Companies Law provides that the compensation policy must be re-approved every three years, in the manner described above.

The Israel Companies Law stipulates procedures for the approval of compensation arrangements with officers and directors of Israeli public companies, including a requirement to obtain shareholders' approval for any transaction with an "office holder" (as defined below in "Item 10 – Additional Information – Memorandum and Articles of Association") with respect to such office holder's compensation arrangements and terms of engagement, if they are not in accordance with the company's compensation policy, and for any transaction with our CEO with respect to its compensation arrangements.

On December 7, 2012, our board of directors established a compensation committee comprising the external directors, Messrs. Gad Arbel and Ehud Rassabi, and our independent director, Dr. Arie Ovadia. Mr. Gad Arbel was appointed as Chairman of the Compensation Committee.

On January 12, 2014, our shareholders approved the adoption of a compensation policy for officers and directors of the Company and its application to the chairman and with respect to the bonus plan, its application to the CEO of the Company. In addition, the compensation policy with respect to the bonus plan only was applied to another officer, the Vice-President and Chief Financial Officer.

The compensation policy determines provisions and limits in relation to the fixed parameters of the officer's compensation (salary, social and related benefits and reimbursement of costs) and determines that the Company is permitted to award an annual bonus to its officers subject to a threshold condition and subject to satisfaction of measurable goals related to our performance and the performance of our group companies, as will be determined at commencement of each year as well as the return on our share. The policy determines limits to the annual bonuses in relation to each officer. The comprehensive policy was published as an annex to the Notice convening our special shareholders meeting which was submitted on Form 6K to the Securities and Exchange Commission on  December 5, 2013.

For details concerning the terms of employment of the chairman, the CEO and the CFO of the Company and in relation to the annual bonus granted to them for 2013 in accordance with the compensation policy, see further below in this Item 6B.

Payments paid during the period of covered by this Annual Report to the five highest salary recipients amongst our and our subsidiaries' officers

The following are the details required according to Israeli Securities Law regulations regarding compensation paid, to the best of our knowledge, to the five highest salary recipients amongst our and our subsidiaries' officers.

Of the five highest salary recipients among our and our subsidiaries' senior officers, three are officers at Given Imaging. Resolutions regarding the remuneration terms of officers at Given Imaging are made by the authorized corporate organs of Given Imaging.

Information on recipient				Compensation for services (thousands of $)					Total
Name	Position	Date of employ-ment	Type of Position	Share-holdings (Fully diluted)	Salary	Bonus	Share-based payments	Manage-ment fee
Nahum (Homi) Shamir	Chief Executive Officer and President of Given Imaging	April, 2006	100%	-	489 (1)	582(2)	574 (3)	-	1,645
Yuval Yanay	Chief Financial Officer of Given Imaging	August, 2005	100%	-	491 (4)	482 (5)	292(6)	-	1,265
Ari Bronshtein	Chief Executive Officer of Elron	May, 2009 (7)	(7)	-	463 (8)	487 (9)	-	-	950
Arie Mientkavich	Chairman of the Board of the Company	January ,2007	50%		546 (10)	(11) 213	55(11), (12)	-	814
Skip Baldino	President of Given USA	June 2010	100%	-	370(13)	172 (14)	232(15)	-	774

The following are the details required according to Israeli Securities Law regulations regarding compensation paid, to the best of our knowledge, to senior officers of ours not specified in the above table, in their capacity as our officers and as officers of our subsidiaries.

Information on recipient				Compensation for services (thousands of $)					Total
Name	Position	Date of employ-ment	Type of Position	Shareholdings (Fully diluted)	Salary	Bonus	Share-based payments	Manage-ment fee
Yaron Elad	Vice President and Chief Financial Officer	May, 2009 (16)	100% (16)	-	219(17)	205 (18)	-	-	424

(1)
The amount paid by Given Imaging includes all of the following components: 12 monthly salaries of NIS 133,000 each (approximately $38,000), social benefits and related benefits, as customary in the United States, health insurance and car allowance. The engagement between the parties shall terminate 24 months after the date on which either party shall provide the other written notice of his desire to terminate the engagement according to the employment agreement.

(2)
The amount of the bonus for 2013 (the “Annual Bonus”) was determined in accordance with the bonus plan for 2013 for the officer, which was approved at the beginning of the same year by the compensation committee, the audit committee and the board of directors of Given Imaging. According to the bonus plan, a target amount was predetermined for the officer in respect of 2013, which is equal to 150% of his total current salaries in this year. The Annual Bonus for the officer was dependent upon two components as specified below, the weight of each component being expressed as a certain percentage of the said target amount. Most of the Annual Bonus was dependent upon the component of achieving certain pre-determined sales and net profit targets for Given Imaging on a consolidated basis in 2013, which are expressed in a matrix method according to various possible combinations between sales and profit as aforesaid, and could range between 50% and 150% of the weight of such component in the bonus plan, according to the extent of achievement of such targets, whilst in the event that the sales level or net profit level is lower than a certain pre-determined minimum threshold, no bonus will be paid in respect of this component. This portion of the 2013 annual bonus was based on Given Imaging's achievement of performance goals for 2013 calculated at 88% of the target level representing Given Imaging's projected performance at the time the Given Merger was signed and announced. The balance of the Annual Bonus was dependent upon the component of achieving certain predetermined personal targets for the officer in accordance with his areas of responsibility, some of which are measurable (such as fulfillment of certain predefined tasks) and some qualitative (such as general level of performance) according to the evaluation of Given Imaging’s board of directors. Based on all of the components of the said bonus plan, the Annual Bonus for the officer could reach up to a maximum sum of approximately 200% of the total current salaries of the officer in 2012. The calculation and amount of the actual Annual Bonus were also approved by the compensation committee, the audit committee and the board of directors of Given Imaging, and its general meeting.

(3)
In his capacity as President of Given Imaging, Given Imaging allotted to Mr. Shamir stock options as well as restricted share units under its option plan and restricted share unit grant plan, as follows:

(a)
In May 2006, Given Imaging allotted to Mr. Shamir options for the purchase of 300,000 ordinary shares of Given Imaging at an exercise price of $17.78 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of grant,. In addition, at the same time, Given Imaging allotted to Mr. Shamir 100,000 restricted share units of Given Imaging, exercisable under terms identical to the terms of the options which were granted on that date,.

(b)
In July 2007, Given Imaging allotted to Mr. Shamir options for the purchase of 100,000 ordinary shares of Given Imaging at an exercise price of $29.42 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof.

(c)
In June 2008, Given Imaging allotted to Mr. Shamir options for the purchase of 100,000 ordinary shares of Given Imaging at an exercise price of $16 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof,.

(d)
In August 2009, Given Imaging allotted to Mr. Shamir options for the purchase of 125,000 ordinary shares of Given Imaging at an exercise price of $11.55 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof.

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

The amount indicated in the “Share-Based Payments” column represents the expense recorded by Given Imaging in its financial statements for 2013, according to accounting standard IFRS 2, in respect of the grant of options and restricted share units to Mr. Shamir, as specified above. All options and restricted share units expired or were exercised by the time of the completion of the Given Merger.

(4)
The amount paid by Given Imaging includes all of the following components: 12 monthly salaries, 90% linked to the consumer price index (as of December 2013 – NIS 118,000 (approximately $34,000)), social benefits and related benefits, as customary, and loss of earning capacity insurance. The engagement between the parties shall terminate 9 months after the date on which either party shall provide the other written notice of his desire to terminate the engagement according to the employment agreement.

(5)
The amount of the bonus for 2013 (the “Annual Bonus”) was determined in accordance with the bonus plan for 2013 for the officer, which was approved at the beginning of the same year by the compensation committee, the audit committee and the board of directors of Given Imaging. According to the bonus plan, a target amount was predetermined for the officer in respect of 2013, which is equal to 100% of his total current salaries in this year. The Annual Bonus for the officer was dependent upon two components as specified below, the weight of each component being expressed as a certain percentage of the target amount. Most of the Annual Bonus was dependent upon the component of achieving certain pre-determined sales and net profit targets for Given Imaging on a consolidated basis in 2013, which were expressed in a matrix method according to various possible combinations between sales and profit as aforesaid, and could range between 50% and 200% of the weight of such component in the bonus plan, according to the extent of achievement of such targets, while in the event that the sales level or net profit level were lower than a certain pre-determined minimum threshold, no bonus would be paid in respect of this component. This portion of the 2013 annual bonus was based on Given Imaging's achievement of performance goals for 2013 calculated at 88% of the target level representing Given Imaging's projected performance at the time the Given Merger was signed and announced. The balance of the Annual Bonus was dependent upon the component of achieving certain personal targets predetermined for the officer in accordance with his areas of responsibility, some of which are measurable (such as fulfillment of certain predefined tasks) and some qualitative (such as general level of performance) according to the evaluation of Given Imaging’s CEO. Based on all of the components of the said bonus plan, the Annual Bonus for the officer could reach up to a maximum sum of approximately 170% of the total current salaries of the officer in 2013. The calculation and amount of the actual Annual Bonus were also approved by the compensation committee, the audit committee and the board of directors of Given Imaging.

(6)	In his capacity as CFO of Given Imaging, Given Imaging allotted to Mr. Yanai stock options as well as restricted share units under its option plan and restricted share unit grant plan, as follows:

(a)
In March 2007, Given Imaging allotted to Mr. Yanai options for the purchase of 65,000 ordinary shares of Given Imaging at an exercise price of $20.74 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof.

(b)
In February 2008, Given Imaging allotted to Mr. Yanai options for the purchase of 65,000 ordinary shares of Given Imaging at an exercise price of $16.04 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof.

(c)
In February 2009, Given Imaging allotted to Mr. Yanai options for the purchase of 70,000 ordinary shares of Given Imaging at an exercise price of $8.20 per share, exercisable in 4 equal annual installments starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof.

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

(g)
In February 2013, Given Imaging allotted to Mr. Yanai 17,000 restricted share units, 50% of which are locked-up for up to two years and 25% for up to three and four years, respectively, from the allotment date.

The amount indicated in the “Share-Based Payment” column represents the expense recorded by Given Imaging in its financial statements for 2013, according to accounting standard IFRS 2, in respect of the grant of options and restricted share units to Mr. Yanai, as specified above. All options and restricted share units expired or were exercised by the time of the completion of the Given Merger.

(7)	Mr. Bronshtein is not employed by us, but by DIC, and within the framework of his position, he also serves as our CEO, in accordance with the Services Agreement with DIC.

(8)
The amount includes all of the following components that are paid by DIC and not by us: 12 monthly salaries linked to the consumer price index (as of December 2013 – NIS 97,000 per monthly salary (approximately $28,000)), social benefits and related benefits as customary, car allowance (including gross-up) and loss of earning capacity insurance. The engagement between Mr. Bronshtein and DIC shall terminate three months after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement. Commencing from September 2012, Mr. Bronshtein waived 15% of his salary cost for one year.

(9)
According to  our compensation policy and the resolution adopted to apply the provisions of the variable compensation thereof to the CEO, including for 2013, the annual bonus to the CEO shall not exceed 12 times the monthly cost of his compensation (the “Bonus Cap”) where the annual bonus is composed of a component based on the annual return on our share price (50% of the Bonus Cap, the maximum threshold determined for this index being a 20% annual return determined in NIS), a component that is based on measurable goals connected with the performance of the Company and its group companies (the “Measurable Goals”) (35% of the Bonus Cap) and a discretionary performance evaluation component (15% of the Bonus Cap). Compliance with more than 100% of the maximum threshold of the share return component may grant more than 100% of this bonus component, such that in the case of an excess return of 5% and more above the maximum threshold, which was determined as aforesaid, an additional amount equal to one month's compensation cost shall be given, in addition to the bonus due to him for this component and subject to the Bonus Cap. In 2013, six Measurable Goals as aforesaid were determined for all of our officers where meeting the full goal entitles the officer to 100% of the bonus component for this goal and meeting an interim goal entitles the officer  to 50% of the  bonus component for this goal:

Name of Company	Full Goal	Interim Goal	Goal Accomplishment in 2013
BrainsGate	Recruiting 450 patients to FDA trial	Recruiting 350 patients for FDA trial	Interim goal accomplished
Pocared	Concluding FDA trial	collecting more than 1,000 samples for FDA trial	Interim goal accomplished
Kyma	External capital raising of 3$ million	External capital raising of 1$ million	Full goal accomplished
CartiHeal	Recruiting 50 patients for a clinical trial	Recruiting 40 patients for a clinical trial	Full goal accomplished
Notal Vision	Submitting PCT code for reimbursement	Concluding the AREDS trial	Full goal accomplished
Elron	Investments in two new companies by Elron or RDC	Investment in one new company by Elron or RDC	Interim goal accomplished

The CEO's bonus component for discretionary performance evaluation was determined by our compensation committee and board of directors on March 4, 2014 and March 11, 2014 respectively. According to the provisions of our compensation policy and since the Company met the threshold conditions set forth in the policy, Mr. Bronshtein is entitled to an annual bonus for 2013 in the sum of NIS1,691,000 which constitutes 11.8 times his monthly compensation cost.  According to the principles of our compensation policy, a portion of the bonus in the amount of NIS143,000 (including linkage from  December 31, 2013) shall be paid to Mr. Bronshtein shortly after the date of approval of the financial statements for 2014, subject to meeting threshold conditions set forth in the compensation policy.

(10)
The amount includes all of the following components: 12 monthly salaries, such that the salary is linked to the consumer price index and is updated accordingly once every 3 months (as of December 2013 – NIS 131,000 per monthly salary (approximately $38,000)), social benefits and related benefits, as customary and accommodation expenses. In May 2007, our shareholders approved (following approval by our audit committee and board of directors) the engagement in an agreement with Mr. Arie Mientkavich for his employment as the Chairman of the board commencing January 8, 2007. According to the agreement, Mr. Mientkavich will be employed on a part-time (50%) basis. Commencing from September 2012. Mr. Mientkavich waived 25% of his salary cost for a period of one year. The engagement between the parties shall terminate 3 months after the date on which either party shall provide the other written notice of his desire to terminate the engagement according to the employment agreement. Since January 1, 2014, Mr. Mientkavich agreed to reduce his monthly salary to NIS 85,000 as long as our compensation policy that was approved on January 12, 2014 shall be in effect and applicable to him. The amount of the severance pay to which Mr. Mientkavich shall be entitled shall be calculated proportionally to the amount of Mr. Mientkavich's average fixed salary during the years of his service  at Elron, such that the amount of the severance pay accumulated for each year shall be based on the salary that he actually received in that year. If and insofar as Mr. Mientkavich gives or receives notice of the termination of his office in the course of 2014, his compensation for or in lieu of the advance notice period shall be paid based on the last compensation that he received prior to the reduction. From 2015 onwards, his compensation for or in lieu of the advance notice period shall be paid based on his compensation on the date of termination of the employment.

(11)
According to our compensation policy and the resolution adopted to apply the provisions thereof to the Chairman, including for 2013, Mr. Mientkavich is entitled to receive an annual bonus which shall not exceed 12 times a bonus cap equal to the monthly cost of his compensation in accordance with principles described in sub paragraph 9 above. In light of Mr. Mientkavich's consent to reduce his fixed monthly compensation commencing from January 1, 2014, as described above, his bonus cap was reduced for 2013 in an amount equal to the difference between his annual fixed compensation cost for 2013 and the annual compensation cost determined in our compensation policy such that his bonus cap for 2013 was determined in the amount of NIS 739,000.

Mr. Mientkavich's bonus component for discretionary performance evaluation was determined by our compensation committee and board of directors on March 4, 2014 and March 11, 2014 respectively. According to the provisions of our compensation policy and since the Company met the threshold conditions set forth in the policy, Mr. Mientkavich is entitled to an annual bonus for 2013 in the sum of NIS739,000.  According to the principles of our compensation policy, a portion of the bonus in the amount of NIS116,000 (including linkage from December 31, 2013) shall be paid to Mr. Mientkavich shortly after the date of approval of the financial statements for 2014, subject to meeting threshold conditions set forth in the compensation policy.

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

The amount indicated in the “Share-Based Payment” column includes approximately $18,000 which we recorded as an income in our financial statements for 2013 (as a result of the decrease in the value of the options), in respect to the grant of the phantom options, as specified above. For details on the board of directors’ considerations regarding the Chairman's overall compensation, see "Item 6B" above.

(12)
In his capacity as a director at Given Imaging, Given Imaging allotted to Mr. Mientkavich stock options as well as restricted share units under its option plan and restricted share unit grant plan, as follows:

(a)            In July 2007, Given Imaging allotted to Mr. Mientkavich options for the purchase of 35,000 ordinary shares of Given Imaging at an exercise price of $29.42 per share, exercisable in 4 equal annual portions starting from the first, second, third and fourth anniversary, respectively, of the date of allotment thereof.

(b)            In June 2008, Given Imaging allotted to Mr. Mientkavich options for the purchase of 10,000 ordinary shares of Given Imaging at an exercise price of $16 per share, exercisable from the first anniversary of allotment thereof.

(c)           In August 2009, Given Imaging allotted to Mr. Mientkavich options for the purchase of 10,000 ordinary shares of Given Imaging at an exercise price of $11.55 per share, exercisable from the first anniversary of allotment thereof

(d)           In June 2010, Given Imaging allotted to Mr. Mientkavich 4,545 restricted share units, that were locked-up until the general shareholders meeting of Given Imaging which took place at the end of May 2011.

(e)           In May 2011, Given Imaging allotted to Mr. Mientkavich 4,545 restricted share units, that were locked-up until the date of Given Imaging's next general shareholders meeting which took place at the end of May 2012.

(f)           In May 2012, Given Imaging allotted to Mr. Mientkavich 4,545 restricted share units,

(g)           In October 2013, Given Imaging allotted to Mr. Mientkavich 5,233 restricted share units.

The amount indicated in the “Share-Based Payment” column includes approximately $73,000 recorded by Given Imaging as an expense according to accounting standard IFRS 2, in respect of the grant of options and restricted share units to Mr. Mientkavich. All options and restricted share units expired or were exercised by the time of the completion of the Given Merger

(13)
The amount includes all of the following components: 12 monthly salaries of NIS 97,000 each (approximately $28,000), social benefits and related benefits as customary in the United States, health insurance and car allowance. The engagement between the parties shall terminate 6 months after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(14)
The amount of the bonus for 2013 (the “Annual Bonus”) was determined in accordance with the bonus plan for 2013 for the officer, which was approved at the beginning of the same year by the compensation committee, the audit committee and the board of directors of Given Imaging. According to the bonus plan, a target amount was predetermined for the officer in respect of 2013, which is equal to 60% of his total current salaries in this year. The Annual Bonus for the officer was dependent upon three components, the weight of each component being expressed as a certain percentage of the said target amount. Most of the Annual Bonus was dependent upon the component of achieving certain target sales in the Americas and could reach 110% of the weight of such component in the bonus plan. In the event that the sales level is lower than a certain pre-determined minimum threshold, no bonus will be paid in respect of this component. This portion of the 2013 annual bonus was based on Given Imaging's achievement of performance goals f0r 2013 calculated at 88% of the target level representing Given Imaging's projected performance at the time the Given Merger was signed and announced. The balance of the bonus was dependent upon the component of achieving certain predetermined personal targets for the officer in accordance with his areas of responsibility, some of which are measurable (such as fulfillment of certain predefined tasks) and some qualitative (such as general level of performance) according to the evaluation of Given Imaging’s board of directors. Based on all of the components of the said bonus plan, the Annual Bonus for the officer could reach up to a maximum sum of approximately 110% of the total current salaries of the officer in 2013. The calculation and amount of the actual Annual Bonus were also approved by the compensation committee, the audit committee and the board of directors of Given Imaging.

(15)
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

(d)
In February 2013, Given Imaging allotted to Mr. Baldino 16,000 restricted share units, 50% of which are locked-up for up to two years and 25% for up to three and four years, respectively, from the allotment date.

The amount indicated in the “Share-Based Payment” column represents the expense recorded by Given Imaging in its financial statements for 2013, according to accounting standard IFRS 2, in respect of restricted share units to Mr. Baldino as specified above. All options and restricted share units expired or were exercised by the time of the completion of the Given Merger.

(16)
Mr. Elad is not employed by us, but by DIC. Mr. Elad dedicates 100% of his time to fulfilling his capacity of our Vice President and Chief Financial Officer. For details regarding the period of employment of Mr. Elad by us prior to the commencement of his employment by DIC in accordance with Services Agreement, see "Item 6A" below.

(17)
The amount includes all of the following components that are paid by DIC and not by us: 12 monthly salaries linked to the consumer price index (as of December 2011 – NIS 50,000 per monthly salary (approximately $14,000)), social benefits and related benefits as customary, car allowance and loss of earning capacity insurance. The engagement between Mr. Elad and DIC shall terminate one month after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement. Commencing from September 2012, Mr. Elad waived 15% of his salary cost for one year.

(18)
According to our compensation policy and the resolution adopted to apply the provisions thereof to the CFO including for 2013, Mr. Elad is entitled to receive an annual bonus which shall not exceed 10 times a bonus cap equal to the monthly cost of his compensation in accordance with principles described in sub paragraph 9 above.  Mr. Elad's bonus component for discretionary performance evaluation was determined by our compensation committee and board of directors on March 4, 2014 and March 11, 2014 respectively. According to the provisions of our compensation policy and since the Company met the threshold conditions set forth in the policy, Mr. Elad is entitled to an annual bonus for 2013 in the sum of NIS710,000 which constitutes 10 times his monthly compensation cost.  According to the principles of our compensation policy, a portion of the bonus in the amount of NIS71,000 (including linkage from December 31, 2013) shall be paid to Mr. Elad shortly after the date of approval of the financial statements for 2014, subject to meeting threshold conditions set forth in the compensation policy.

Agreements & Arrangements with Directors

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

Board of Directors

Our Articles of Association provide for a board of directors of not less than five members and no more than fifteen members, including external directors. Currently, we have 8 directors. Each director, other than external directors, is elected to serve until the end of the first annual meeting following their appointment. However, if no directors are elected at such annual meeting, the then-present directors will continue in office. The board of directors may appoint additional directors, provided that the total number of directors does not exceed the maximum number of fifteen as mentioned above. A director appointed as such will serve until the end of the next annual meeting held following his or her appointment, and he or she will be eligible for re-appointment. Notwithstanding any of the above, any director, other than external directors, may be removed from office by an ordinary resolution of a general shareholders' meeting or by two-thirds of the directors. A director need not hold any of our shares to qualify as one of our directors. Our Articles of Association provide that our board of directors may delegate its powers to its committees, subject to limitations determined by the Israeli Companies Law.

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

Under the Israeli Companies Law's provisions, the audit committee must consist of at least three directors and must include all of the external directors. The majority of the members of the audit committee are required to be "independent". In addition, the quorum required for deliberations and resolutions is a majority of the audit committee's members, the majority of whom must be independent directors, and at least one of whom is an external director. Our directors who qualify as independent directors under the Israeli Companies Law are: Gad Arbel, Ehud Rassabi and Arie Ovadia, constituting a majority of the members of our audit committee.

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

External Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public (i.e. public companies) to appoint at least two external directors. No person may be appointed as an external director if:

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

Under the Israeli Companies Law, a public company is required to appoint as an external director, a person who has "professional capability" or a person who has "financial and accounting expertise," provided that at least one of the external directors must have "financial and accounting expertise." In addition, the board of directors of a public company is required to determine the minimum number of directors with "financial and accounting expertise." The qualifications for "professional capability" and "financial and accounting expertise" are determined by regulations adopted under the Israeli Companies Law. In March 2006, we determined the minimum number of directors with "financial and accounting expertise" serving on our board of directors to be two. The following directors have been designated as directors with financial and accounting expertise: Mr. Arie Mientkavich, Mr. Avraham Asheri, Mr. Gad Arbel, Mr. Ami Erel, Dr. Arie Ovadia and Mr. Ehud Rassabi.

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

There will be additional limitations on the appointment of such external director if proposed by a shareholder as described under a recent amendment to the Companies Law,  Notwithstanding the above, a company may include a provision in its Articles of Association limiting the aggregate term of an external director to six years. Our Articles of Association do not include such provision.

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

Under the Israeli Promotion of Competition and the Reducing of Centralization Law, as of June 11, 2014 and as long as we shall continue to be considered at least a third-tier company according to the  such law,  our board of directors will be required to consist of a majority of independent directors, and the number of our external directors will be required to constitute at least half of our board members  after such half is reduced by one, rounded up, and include no less than two external directors. The law also stipulates special appointment provisions for such external directors.

An external director is entitled to compensation in accordance with the regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with the service provided as an external director.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include: identifying irregularities in the management of the company’s business; approving related party transactions as required by law and determining whether or not they are material and/or extraordinary; determining whether to carry out competitive procedures or other procedures before any engagement in transactions with controlling shareholders or in which a controlling shareholder has a personal interest; determining the approval procedures of transactions with controlling shareholders or in which a controlling shareholder has a personal interest that are immaterial and not negligible, and the types of such transactions that will be subject to the approval of the audit committee; examining the internal audit in the company, the performance of the internal auditor, and if the necessary resources and tools have been made available to the internal auditor considering the company's needs and size; examining the scope and fees of the independent auditor and providing recommendations to whomever approves these fees; determining procedures for handling employees' complaints regarding irregularities in the management of the company's business and providing these employees with the appropriate protection.

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

We have adopted an internal enforcement program in the securities field (i.e., relating to the provisions of the Israel Securities Law, and its accompanying regulations, as well as the provisions of related laws including the provisions of the Israel Companies Law), whose purpose is to ensure and enforce our compliance and the compliance of our directors, other officers, and employees (and also related parties, insofar as the relevant laws apply to them) (the "Employees") to legal requirements in the securities field, including through procedures we have adopted and/or will adopt from time to time, in this field. The program determines arrangements relating, among other things, to the way the procedures are implemented in the Company, the existence of effective supervision, reporting, and monitoring mechanisms, and the determination of ways to handle and draw conclusions from failures and violations (insofar as they arise). The program was formulated based our unique characteristics as a holding company and our operating environment, among other things, by carrying out a compliance review in the securities field and by mapping our compliance with the provisions of the Israel Companies Law, 1999.

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

Compensation Committee

Under the Israeli Companies Law, an Israeli public company has to nominate a compensation committee which has to be comprised of at least three directors including all of the external directors.

Both of our external directors, Ehud Rassabi and Gad Arbel, as well as Arie Ovadia serve on the compensation committee.

The role of the compensation committee is to recommend on a compensation policy for directors and officers and necessary updates; to approve certain terms of office and employment of directors and officers specified in the Israeli Companies Law; and to decide whether to exempt approval of terms of office for a CEO from shareholders' approval, in certain circumstances.

On November 26, 2013 our compensation committee approved, a compensation policy for officers of the Company, which was later approved by the company's Board of Directors and by the Company's shareholders.

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

Internal auditor's work plan: Our internal auditor's work plan is a four-year plan, and is based on an update of a risk survey which was conducted by us dated January 21, 2007 and updated in 2011. Each year the four-year audit plan, including that year's plan, is updated and approved. The plan is updated and approved following deliberations that are held with our management and members of our audit committee, such that within 3-4 years most of the risk factors will be audited. The internal auditor is authorized to deviate from such plan subject to reporting to our audit committee and receiving its consent for the proposed change. In addition, the audit committee is authorized to direct the internal auditor to deviate from the audit plan during the year. In 2013, our internal auditor examined, inter alia, our compliance with the internal compliance plan, which adoption of such plan was finalized in 2012, and our compliance with the investment policy and sale of holdings.  In addition, our internal auditor performed  additional audits as part of the fraud prevention plan which was adopted by us.

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

Scope of employment: Approximately 500-700 hours per year according to the work plan, while in 2013, the internal auditor invested approximately 615 hours, which included audits carried out in our group company Pocared (70 hours) and BrainsGate (60 hours). In the opinion of our board of directors, the internal audit's work plan as well as the scope of employment which was determined to execute such plan are appropriate for our needs. Insofar as required, we are able to expand the aforesaid scope of employment.

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

Internal auditor's reports: Our internal auditor's reports are submitted in writing. The internal auditor's reports are distributed to the chairman of our board of directors, our management and our audit committee. During the period covered by this Annual Report, one internal audit report was submitted in respect of the 2012 work plan and three reports were submitted in respect of the 2013 work plan. The reports were distributed prior to the audit committee meetings at which these reports were discussed, on May 5, 2013, August  8, 2013, November 3, 2013 and November 7, 2012. An additional report in respect of the 2013 work plan was distributed prior to the audit committee meeting at which this reports was discussed on March 4, 2014.

Board of directors' evaluation: In the board of directors' opinion, the scope, nature and continuousness of our internal auditor's activity and his work plan are reasonable under the circumstances, and they fulfill our internal audit goals.

Remuneration: Our internal auditor is paid based on actual hours worked. The cost of our internal auditor's employment in 2013 was approximately NIS 135,000 (approximately $37,000). In the opinion of the board of directors, the compensation paid to the internal auditor does not influence the exercise of his professional discretion.

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

Material Changes

In  November 2013, Mr. Dori Manor resigned as a director of the Company, and in January 2014, Ms. Rona Dankner resigned as director of the Company. In July 2013, Mr. Gadi Veinrib resigned as an officer of the Company. The following table sets forth, for the last three financial years, the number of our employees:

As of December 31,	2013		2012		2011
Management and Administration	1	*	1	*	1	*

* As of March 1, 2014, an additional 11 persons are employed by DIC and provide services to us through the Services Agreement entered into with DIC.

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

Under the Israeli Law, the contribution of certain additional funds on behalf of employees to a pension plan (of which there are two main types: Managers' Insurance and Pension Fund, some employees combine between the two types) is required. A Pension Plan provides a combination of savings plan, insurance and severance pay benefits to the employee. As general practice, each employee contributes an amount equal to 5% of his or her salary, and the employer contributes between 13.3% and 15.8% of the employee's salary which also includes the mandatory pension payments required by applicable law and allocations to severance pay.

Pursuant to the Services Agreement, except for the Chairman of our board of directors, all of our staff are employed by DIC. Accordingly, except as provided otherwise in the Services Agreement, DIC shall determine the practices applicable to such employees.

E.  Share Ownership

The number of our ordinary shares beneficially owned by each of our directors, and by our directors and officers as a group, as of February 28, 2014, is Nil. This excludes shares beneficially owned by DIC, IDBD or IDBH.

Stock Option Plans

 During May 2003, our board of directors adopted the 2003 Option Plan which was subsequently ratified by our shareholders on November 30, 2003. Under this plan, options to purchase an aggregate of up to 500,000 ordinary shares may be granted. In March 2007, the 2003 option plan was increased by an additional 500,000 options to purchase 500,000 of our ordinary shares. The 2003 Option Plan provides that the exercise price per share shall be reduced by an amount equal to the amount of any dividend per share distributed. The optionees are entitled to exercise 25% of the amount granted, each year, commencing on first anniversary of the date of grant and expiring five years after the date of grant. In granting the options, the board of directors selected the capital gains tax track pursuant to the Israeli tax legislation which came into effect on January 1, 2003. On March 31, 2013, all options then outstanding under the Plan expired and accordingly, as of date of publication of this Annual Report, there were no options to purchase our ordinary shares granted to our officers and employees outstanding. For more details see "Item 10—Additional Information—Taxation—Employee Stock Options."

In February 2012, we granted the Chairman of our board of directors and another recipient phantom options in relation to our Pocared shares, namely the right to receive the benefit of the increase in value of certain of our Pocared shares, representing then 1.4% of Pocared's share capital. For details regarding the phantom options granted to the Chairman of our board of directors, see "Item 6B" above.

Item 7.	Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth, as of February 28, 2014 unless otherwise specified, the number of our ordinary shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our ordinary shares, based on notifications provided to us shortly before the date of filing this Annual Report. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of February 26, 2014, there were a total of 315 holders of record of our ordinary shares, of which 209 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker "street names." As of March 1, 2014, United States holders of record held approximately 16.7% of our outstanding ordinary shares.

Name and Address	Number of Ordinary Shares	Percent of Outstanding Ordinary Shares	Percent of Ordinary Shares on a fully diluted basis
Discount Investment Corporation Ltd. (1) Tel Aviv, Israel	14,966,339	50.32%	50.32%

The above table does not include: (i) 142 of our ordinary shares held by indirect subsidiaries of IDBD for their own account; (ii) 1,342,098 of our ordinary shares (approximately 4.5% of our outstanding and fully diluted share capital) held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or Clal Insurance, an entity controlled by IDBD. Clal Insurance disclaims beneficial ownership of such shares; (iii) 2,158,144 of our ordinary shares (approximately 7.25% of our outstanding and fully  diluted share capital) held for members of the public through, provident funds, mutual funds and exchange- traded funds managed by subsidiaries of Meitav Dash Investment Ltd. Meitav Dash Investment Ltd disclaims beneficial ownership of such shares; (iv) 3,202,728  of our ordinary shares (approximately 10.58% of our outstanding and fully  diluted share capital) held for members of the public through, provident funds and mutual funds managed by subsidiaries of Yelin Lapidot Holdings Ltd. Yelin Lapidot Holdings Ltd. disclaims beneficial ownership of such shares; (v) any of our ordinary shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC. Each of our directors who is affiliated with DIC disclaims beneficial ownership of such shares.

(1) Our controlling shareholder is DIC which holds, as of the date of this Report, 50.32% of our issued and outstanding shares and voting rights. To our best knowledge, the controlling shareholder of DIC is IDBD which holds, as of the date of this Report, approximately 73.92% of the issued and outstanding shares and voting rights of DIC.  IDBD is a private company wholly owned by IDBH.  IDBD's debentures are listed for trade on the Tel Aviv Stock Exchange (“TASE”). The Tel Aviv District Court, in its decisions delivered in December 2013 and January 2014 approved a creditors' arrangement in IDBH according to a joint proposal of groups controlled by Messrs. Eduardo Elsztain and Mordechai Ben-Moshe (the “Elsztain-Xtra Group”). If this creditors' arrangement is carried out, the Elsztain-Xtra Group will become the controlling shareholder of IDBD. In addition, according to the court’s decisions, Messrs. Eyal Gabay and Adv. Chagai Ulman were appointed as trustees for carrying out the creditors' arrangement and were granted, inter alia, powers to seize all of the assets of IDBH, including all of its holdings (100%) in IDBD. Until the approval of the creditors' arrangement, the control over IDBH and IDBD was held by Messrs. Nochi Dankner and Shelly Bergman, Avraham Livnat and Yitzhak and Ruth Manor. In January 2014 Mr. Nochi Dankner and Ganden Holdings Ltd. filed with the District Court a motion to set aside the aforesaid decision or alternatively to reexamine it and also filed appeals with respect to these decisions with the Israeli Supreme Court. In January 2014, Yitzhak and Ruth Manor sold all their indirect shareholdings in IDBH and ceased to be controlling shareholders in IDBH. Furthermore, until March 2014, a majority of Nochi Dankner's indirect shareholdings in IDBH were sold and close to the publication of this Report, Mr. Nochi Dankner owns, directly and indirectly, approximately 7.4% of the issued and outstanding shares of IDBH.

Based on the foregoing, IDBD may be deemed to share with DIC the power to vote and dispose of our ordinary shares held by DIC. IDBD disclaims beneficial ownership of such shares.

DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 6702301, Israel.

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

In our ordinary course of business, we and our consolidated and associate companies conduct or may conduct transactions with related parties, and we or they have or may have commitments to conduct said transactions, including transactions of the types and with the characteristics set out below: transactions for the receipt of banking and financial services from banks and financial institutions (including management of provident funds and education funds contributed to by employers and employees); transactions for the purchase or sale of products and services (such as communications products and services, food products, paper products, tourism services, elementary insurances, vehicle leasing services, legal services); transactions for the lease of real estate assets.

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

Compensation of directors who are controlling shareholders

The payment of compensation for holding the office as a director of ours and for participating in meetings of our board of directors and its committees, to directors who are our controlling shareholders, was approved on October 18, 2007 by our general meeting of shareholders (after approval by our audit committee and board of directors), in the maximum amounts stated in the Israel Companies Regulations. Due to a Israeli Companies Law requirement that related party transactions be limited to a three-year period (see "Item 10 – Additional Information – Articles of Association; Israeli Companies Law"), in December 2011, our audit committee and board of directors approved to continue to grant compensation to those of our directors who are controlling shareholders and/or affiliates thereof, or to those of our directors whose compensation for holding office is paid to a controlling shareholder of ours, who at the resolution date held office and who may hold office from time to time, for a three-year period commencing on October 24, 2011 (the date of the first general meeting convened after the amendment to the Israeli Companies Law came into effect). Pursuant to the Israeli Companies Regulations (Reliefs in Related Parties Transactions), 5760-2000, shareholders' approval was not required. Such compensation will not be paid to any of our directors who are paid employees of ours or a company controlled by us, or entitled to separate compensation from us or a company controlled by us for fulfilling a paid position in addition to the office of director, if any, so long as s/he is employed or is entitled to such separate compensation. The compensation received by the directors as aforesaid in 2012 is included in the compensation amounts in "Item 6B" above.

Of the sum of $ 403,000 which we paid towards Directors’ fees of 8 directors in total for the year 2013, a sum of approximately $28,000 was paid to IDBH for the service of an officer thereof as a director of ours, a sum of approximately $13,000 was paid to DIC for the service of an officer and an employee thereof as a director of ours, and a sum of approximately $26,000 was paid to a former director, Dori Manor, a controlling shareholder of ours, for his office as a director of ours. Since September 2010, Ms. Rona Dankner, a director of ours and the daughter of our controlling shareholder, Mr. Nochi Dankner, waived the entire director’s remuneration that she is entitled to receive from us (the amount is immaterial).

Bonuses granted to directors and officers

For details regarding bonuses granted to directors and officers, see "Item 6B" above.

Services Agreement with DIC

In March 2009, we entered into the Services Agreement with DIC. Pursuant to the Services Agreement, effective from May 1, 2009, we receive managerial and administrative services through staff employed by DIC that include providing us with personnel to discharge the functions of our CEO, CFO, comptroller, general counsel, corporate secretary, junior employee and administration employee services. On February 1, 2012, following approval of our audit committee and board of directors, our shareholders approved an amendment and a renewal of the Services Agreement for a further three year period which commenced from May 1, 2012. The services are provided by persons designated by DIC, certain of whom are appointed subject to our approval (our Chief Executive Officer and Chief Financial Officer are to be appointed by us following our proposal of such officers, and their approval by DIC and our board of Directors, and our comptroller, general counsel and corporate secretary are to be appointed by us following our proposal of such officers, and their approval by DIC) and all of whom are employed or otherwise engaged by DIC, at its expense. We are entitled to require DIC to terminate the engagement of any employees of DIC providing services to us. For these services, under the amended Services Agreement, we will pay DIC an annual fee equal to NIS 5.9 million linked to the Israeli consumer price index known as of December 31, 2013 (equivalent as of December 31, 2013 to approximately $1.8 million). The term of the Services Agreement is three years, subject to either party having the right to terminate it on at least 120 days prior notice if DIC is no longer our largest shareholder.

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

Agreements with IDBD

In July 2010, following approval of our audit committee and board of directors, our shareholders approved an agreement between us and IDBD pursuant to which (i) we would agree to make available to IDBD, to the extent it so requested from time to time, available office rooms in our offices at 3 Azrieli Center, 42nd Floor, Tel Aviv, which are not actually used by us. In consideration for the use of available office rooms which IDBD shall wish to use, IDBD shall pay us an amount per square meter equal to the amount per square meter according to the rental fees (including management fees to the management company of the building in which our offices are located) and the municipality taxes which we pay for our offices. The calculation of the amount per such square meter shall be according to the total net area (in square meters) of our offices and office rooms which shall be used by IDBD without taking into account a pro rata share of the public areas located outside our offices. As of December 31, 2013, the consideration for such use amounts to approximately NIS179 (approximately $52) per square meter per month, CPI-linked plus VAT as required by law. Following the approval of this arrangement, IDBD notified us that it intended to use of only one of the available rooms based on the above conditions. On August 8, 2011, our audit committee resolved to limit this transaction to a three-year period commencing on the date of such resolution. In addition, on March 8, 2011 our audit committee approved the use of one of the available rooms by DIC on the same terms. This arrangement with DIC is a negligible transaction for the Company.

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

Directors and Officers Insurance Policy

On February 1, 2012, following approval of our audit committee and board of directors, our shareholders approved in advance our engagement in a directors' and officers' liability insurance policy from July 1, 2012 (the date of expiration of our current policy) through Clal Insurance Company Ltd. or through another insurer, for a period to be determined ("Initial Insurance Period"), and to approve, in advance, our engagement in an insurance policy after expiration of the Initial Insurance Period, all including by way of extension of the present policy and/or through the purchase of new policies, and which shall apply with respect to our directors and officers, as shall serve from time to time, including officers who or whose relatives are controlling shareholders. The engagement in such insurance policies is subject to our audit committee and board of directors having determined that no material changes occurred in the terms and conditions of the insurance compared with those of our current policy, and that the increase in the sum of the insurance premium shall not exceed 50% relative to the insurance premium paid for our current policy. This approval will remain in effect for three years from July 1, 2012. Following approval of our audit committee, the Policy was extended from January 1, 2014 until June 30, 2015 on the following terms:

(1)	The coverage under the Policy was limited to $30 million per claim and in the aggregate during the policy period.
(2)	The premium amounts to $166,310 for a period of 18 months (i.e. an annual premium of approximately $110,873).

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are incorporated herein by reference to "Item 18 – Financial Statements" below.

Legal Proceedings

Investors' Claim

In November 1999, a number of shareholders of Elscint filed a claim in the District Court of Haifa, together with a request to approve certain causes of action set out in the claim, as a class action on behalf of the public shareholders of Elscint, and a request for certain causes of action to be treated as a derivative action against various defendants, including Elscint, Elbit Imaging, Elron and Europa Israel to which Elron sold its holdings in Elbit Imaging in May 1999, and certain officers in the defendant companies. The claim alleges, mainly, that Elbit Imaging is duty bound to make a tender offer for the shares of Elscint held by the public and that it unlawfully refuses to do so and, in addition, it raises allegations of preference of the interests of the defendants over those of Elscint and its public shareholders with respect to a number of transactions involving Elscint that the plaintiffs allege discriminated against Elscint's public shareholders.

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

On June 25, 2012, our board of directors declared a dividend in the aggregate amount of $15 million or $0.51 (rounded down to nearest cent) per share. The dividend was paid on July 23, 2012 and did not require approval of the court.

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

Accordingly, our accumulated profits available for distribution as of December 31, 2013, for the purposes of the "profits" test according to Section 302 of the Companies Law amounts to approximately $19 million in accordance with Israeli Companies Law. In light of the completion of the Given Merger, we recognized a gain (relative to the minority shareholders) of the amount of approximately $107 million.  Please note that in 2011, we implemented the early adoption of IFRS 9 which will be applied retroactively.

In July 2012, the Israeli Securities Authority published the company regulations (Other Amounts Included in Shareholders' Equity that Will be Considered Retained Earnings), 2012 which neutralizes part of the impact of the adoption of IFRS 9 at the time of application of the "profits test" for the purposes of the distribution and determines that if the company had an investment in an equity instrument , which according to IFRS 9, changes in its fair value would be reflected in company's other comprehensive income, , then the positive and negative amounts included in the shareholders equity of the company with respect to changes in the fair value of such investment will also be considered "retained earnings" provided that according to IAS 39, these amounts are reflected in the net income. The amount referred to above was calculated in accordance with these regulations.

In light of the completion of the Given Merger our board of directors will consider our  financial needs including the possibility of the distribution of a dividend.

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

During 2013, we donated approximately $47,000. The main donations were to "Unit 188", an Israeli military unit.

B.  Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2013.

Item 9.	The Offer and Listing

A.  Offer and Listing Details

Markets and Share Price History

Our ordinary shares are traded on the TASE and were traded on the Nasdaq Global Select Market until January 6, 2010 under the symbol "ELRN." Since January 7, 2010, our Ordinary shares have been traded in the over-the-counter market in the United States under the symbol "ELRNF." The following table sets forth, for the periods indicated, the high and low reported sales prices, which reflect the distribution of a dividend of $3.00 per share in 2005 and a dividend of approximately $0.5057 per share in 2012, of our ordinary shares on the U.S. market (in U.S. Dollars) and on the TASE (in NIS). The historical price per share of our ordinary shares on the U.S. market was adjusted manually as prices reflecting the automatic adjustment was not publicly available:

	U.S.	U.S.	TASE	TASE
Period	High (U.S. $)	Low (U.S. $)	High (NIS)	Low (NIS)

Annually

2009	7.23	0.97	25.25	4.74
2010	8.16	4.15	28.04	14.76
2011	5.51	2.89	18.02	11.09
2012	5.08	2.69	19.74	11.04
2013	8.62	4.41	30.27	16.51

Quarterly
First Quarter 2012	4.20	3.44	15.09	13.26
Second Quarter 2012	4.34	2.95	15.95	12.06
Third Quarter 2012	3.34	2.69	13.50	11.04
Fourth Quarter 2012	5.08	3.04	19.74	13.13
First Quarter 2013	5.38	4.41	19.92	16.51
Second Quarter 2013	5.67	5.00	20.95	18.36
Third Quarter 2013	6.8	5.25	23.94	19.20
Fourth Quarter 2013	8.62	6.8	30.27	23.43

Most recent six months
September 2013	6.8	5.56	23.94	20.56
October 2013	7.64	6.8	26.71	24.43
November 2013	7.79	7.14	27.93	25.71
December 2013	8.62	7.27	30.27	25.67
January 2014	9.26	8.59	32.68	30.55
February 2014	9.5	8.56	32.90	30.60
March 1, 2014 (through March 10, 2014)	9.51	9.28	33.40	32.87

B.  Plan of Distribution

Not applicable

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

In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or his or her relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company or an employee, regarding his or her terms of employment, require the approval of the company’s audit committee (and on matters relating to terms of tenure and employment – the compensation committee), board of directors and shareholders. In addition, under a recent amendment to the Companies Law, the company must conduct a competitive procedure or other procedure, subject to the audit committee discretion, before any engagement in a transaction with controlling shareholders or in which a controlling shareholder has a personal interest.

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

Under  the Israeli Companies Law , procedures relating to the approval of executive compensation and the formulation of compensation policies were adopted. See "Item 6B – Compensation" for more information.

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

Credit Line Agreement with Silicon Valley Bank

In November 2011, we entered into a binding agreement with Silicon Valley Bank (the "Bank") to receive a credit line in the amount of $30 million for a period of up to 18 months (the "Credit Period"). During the Credit Period, we were entitled to draw down loans for periods of up to 3 years from the date of each respective drawdown, at the Wall Street Journal prime rate of interest plus 0.75% per annum. According to the terms of the credit line, we were able to make early repayment of all the loans without any cost. At the time the credit line is actually utilized, we pledged shares of Given Imaging directly held by us in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized. Pursuant to the credit agreement, should the ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then we would be required either to pledge additional Given Imaging shares or repay a portion of the credit utilized in order to maintain a coverage ratio of 3.25, or provide alternative collateral acceptable to the Bank. On April 24, 2012, we drew down $5 million of the facility against a pledge of 1,130,000 shares of Given Imaging, then representing approximately 3.6% of Given Imaging. In August 2012, we prepaid an amount of $1 million to the bank in order to maintain the 3.25 coverage ratio. The agreement with the Bank is incorporated by reference as Exhibit 4.4 hereto.

In April 2013, we entered into an agreement with the Bank to extend the credit line in the amount of $25 million (the "Credit Line Extension Agreement"). Of this amount, $10 million was available until December 31, 2013 and was not utilized and $15 million was available until October 30, 2014. The credit line was extended in order to ensure that we had diverse possible capital sources available for the purposes of continued investments in group companies and new companies and to finance current activities.  In January 2014, we repaid the total loan outstanding in the amount of $4 million to the Bank and in February 2014, further to the Given Merger, the credit line was terminated.

Services Agreement with DIC

In April 2009, we entered into the Services Agreement with DIC which was renewed for an additional three years with effect from May 1, 2012. For more information see "Item 7—Major Shareholders and Related Party Transactions – Related Party Transactions." and the amendment to Services Agreement listed as Exhibit 4.2 to this Annual Report.

Agreement with Rafael

In December 2007, we, DEP, RDC and Rafael signed an addendum agreement, or the Addendum, effective as of January 1, 2008 which amended the existing agreement between the parties pertaining to the first exclusive rights granted to RDC to commercialize certain technologies of Rafael. RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions. Rafael undertook not to establish an entity similar to or competitive with RDC and we (together with DEP) undertook not to establish a similar or competing entity to RDC inasmuch as such entity is an Israeli entity engaged in the military-security field and is a competitor of Rafael. We (together with DEP) are committed to make further investments of $0.75 million in RDC for each company that will be established by RDC based on Rafael's technologies. In addition, RDC granted Rafael an option to receive from RDC 3% of the shares of each new company that would be established by RDC based on Raphael's technologies. DEP will be entitled to receive certain management fees from RDC in respect of each new company that shall be established, insofar as it shall be sold, merged or its securities offered to the public, and upon the fulfillment of certain conditions. Raphael may cooperate with a third party for the purpose of commercialization of military products with an operating partner (which is not a financial body) and for the purpose of commercialization of “mature” products, as defined in the Addendum, outside of the military segment, a significant part of the development of which has been completed by Rafael. Insofar as Rafael shall seek to cooperate with a financial body with respect to “mature” products, it is required to also approach us, together with DEP at the same time. In cases in which Rafael shall cooperate with a third party in connection with the sale or marketing of products in the fields of business of RDC and in respect of which RDC has no rights, we will be able, and alternatively RDC will be able, to participate in approximately 10% of the said cooperation (subject to the third party’s consent. In the event that Rafael is approached by a third party financial partner with a proposal for a new project, RDC will be entitled to cooperate with Rafael instead of such third party and will pay Rafael the consideration offered by such third party. If such third party is not a financial partner, RDC will be entitled to cooperate with such third party instead of Rafael and Rafael will be entitled to receive 3% of the shares of the company established. DEP is entitled to assign its rights and obligations in the agreement to any company, which controls, controlled by or in under the common control with DEP as long as we remain liable for our obligations thereunder. This Addendum is incorporated as Exhibit 4.4 hereto by reference to the Annual Report year ended December 31, 2007 filed with the SEC on June 30, 2008

Application of Variable Provisions of the Compensation Policy to our CEO

On February 12, 2014, following approval of our audit committee and Board of Directors, our shareholders approved that the provisions of our compensation policy be applied to the residing CEO, Mr. Ari Bronshtein with regard to a bonus plan, in accordance with the conditions set forth in Sections 7-10 and 21 and to any other provision relevant to the variable compensation in our compensation policy. For further information, see Item 6B.

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

In light of the social protest in Israel, in particular with regard to housing prices and the cost of living, in August 2011, the Israeli prime minister appointed a committee for socio-economic change, headed by Prof. Trajtenberg (the "Trajtenberg Committee"). In September 2011, the Trajtenberg Committee submitted to the government its recommendations which include, inter alia: Putting a hold on a previously planned decrease in corporate tax, increasing corporate tax to 25% from 2012, and recommending that an increase in the tax rate will be considered in 2013; increasing the tax on capital gains  (including the tax on interest and dividends) from 2012; removing and reducing customs duties; and strengthening the regulatory tools available to the government authorities in connection with supervision over monopolies and market power holders in certain sectors.

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

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 (the "Tax Burden Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Tax Burden Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly. On July 30, 2013 the Knesset approved a new Tax Legislation which, among others, increases the Corporate Tax Rate from 2014 from 25% to 26.5%.

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

The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally 15% as compared to 30% (or compared to 25% from January 1, 2006 if the dividend recipient is not a substantial shareholder – shareholders owning, directly or indirectly, 10% or more of our outstanding voting capital) for individuals or an exemption for companies), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the limitation does not apply if the company qualifies as a foreign investors’ company. This tax must be withheld by such company at the source, regardless of whether the dividend is converted into foreign currency.

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

Subject to certain conditions, various alternative tax-only benefit packages can now be elected with respect to investments in a “Privileged Enterprise.” Companies in industry or tourism in Israel may elect between:

•
Tax “holiday” package for a “Privileged Enterprise”: a tax exemption applies to undistributed profits for two to fifteen years depending on geographical location of the “Privileged Enterprise” and the level of foreign ownership. Company tax rates of between 10% and 25% apply to the distributed exempt profits or profits derived subsequent to the exempt period. The total period of tax benefits is seven to fifteen years; or

•	Grant / Reduced tax package for an “Approved Enterprise”: Fixed asset grants up to 24% for enterprises in a development area and reduced company tax rates between 0% and 25% for seven to 15 years.

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, an amendment to the Investment Law effective January 1, 2011. According to this amendment ("the preferred track"), the benefit tracks in the Investment Law were modified and a flat tax rate applies to the eligible company's entire preferred income. The eligible company will be able to opt to apply the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%). Dividend recipient from gains under the preferred track by an Israeli Company is exempt and subject to 15% by an individual.

On July 30, 2013 an amendment to the reduced tax rate was approved by the Knesset. Accordingly the reduced tax rate increased to 16% (in development area A - 9%). In addition a dividend attributed from gains under the preferred track by an individual is subject to 20% instead of 15%.

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

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31, 2002 is taxed at the marginal rate of up to 48% for individuals (in 2012 and 2013) and to corporate tax rate (25%) for corporations in 2012 and 2013 . Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets (including non traded shares) acquired after that date has been reduced to 25% with respect to individuals in 2012 and 2013; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after the date that the asset was held.  In addition to the above since 2013 individuals that their over-all income exceeds the NIS800 thousands threshold are subject to surtax of 2% ("surtax").

Under current law, as of January 1, 2006, the Israeli tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% in 2012 and 2013 for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%.

Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30% in 2012 and 2013. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). In such case the taxable real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the event the above mentioned calculation creates a loss, such loss can only be offset against a capital gain from other traded securities according to the provisions of the Israeli law. The amount of the loss is limited to the difference between the adjusted average value and the value of the shares at the date of sale.

Employee Stock Options

Effective from January 1, 2003, the Israeli tax law enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 48% in 2012 and 2013 and surtax since 2013 plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options were granted; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option) upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. (On the capital profit the optionee is not required to make payments to the National Insurance Institute and health tax.) In this track, on the capital profit, the Company may not recognize expenses pertaining to the options for tax purposes but may do so on the income portion. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options were granted; or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 48% in 2012 and 2013 and surtax since 2013) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of  25% on the capital profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date.

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

Controlling shareholders optionees are subject to income tax rate (according to the marginal tax rate of the optionee- up to 48% in 2012 and 2013 and surtax since 2013) on the profit upon the sale of the underlying shares.

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

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel and capital gain as mentioned above. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% in 2012 and 2013 (30% in 2012 and 2013 in case of, the seller holds directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. For example, the tax rate would be 12.5% if the non-resident is a company which holds 10% or more of our voting power (during the part of our tax year which precedes the date of payment of the dividend and during the entire prior tax year) pursuant to the U.S.-Israel Tax Treaty. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States will be 25%. However, under the Investment Law, dividends generated by an Approved Enterprise in any case are taxed at the rate of 15%. In addition, if our ordinary shares are traded on the TASE (or listed on a recognized stock exchange outside of Israel), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax.

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

Taxation of Distributions on Ordinary Shares

Subject to the discussion below under "Tax Consequences If We Are a Passive Foreign Investment Company," a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated ordinarily as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution as described above under "Taxation of Non-Residents." Dividends that are received by U.S. holders that are individuals, estates or trusts may be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20% for tax years beginning on or after December 31, 2012), provided that such dividends meet the requirements of "qualified dividend income." For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is "readily tradable" on an established securities market in the United States or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend if (i) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to such ordinary share (or substantially identical securities) or (ii) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company" (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our ordinary shares in such taxable year or in the following taxable year would not be qualified dividends (see discussion of our PFIC status below under the heading "Tax Consequences If We Are a Passive Foreign Investment Company"). In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under "Tax Consequences If We Are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains are currently taxable to certain non-corporate taxpayers at a maximum rate of 15% for taxable years beginning on or before December 31, 2013 . Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed as ordinary income (currently up to a maximum rate of 39.6%). The deductibility of capital losses recognized on the sale, exchange or other distribution of our ordinary shares is subject to certain limitations. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

We believe that in 2013 we were not a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us, there can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our analysis is based, among other things, upon certain assumptions and methodologies with respect to the values that we have used, our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we hold, and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets.

We cannot assure you that the IRS will not challenge our assumptions and methodologies. If the IRS were to successfully challenge such assumptions or methodologies, we could potentially be classified as a PFIC for 2013 or prior taxable years.The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. As described above, the tests are impacted, by, among other factors, changes in value of our group companies which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies. Accordingly, there can be no assurance that we will not become a PFIC for the current fiscal taxable year ending December 31, 2014 or in any future taxable year. There exists the possibility that we could become a PFIC in 2014 as a result of the sale of our investment in Given Imaging in 2014.  However, based on preliminary projections and analysis conducted by us and our advisors, we believe that it is possible that we may qualify for the “change in business exception” under Section 1298(b)(3) of the United States Internal Revenue Code and avoid being classified as a PFIC for 2014.  The determination of whether the change in business exception applies to us will be affected by several factors, including the amount of our passive income in 2014, our deployment of the proceeds from the Given Imaging sale, and our PFIC status in 2015 and 2016, many of which will not be determinable until after 2014.  If we ultimately conclude that the change in business exception applies and we are not classified as a PFIC for 2014, we cannot assure you that the United States Internal Revenue Service will not challenge our conclusion or our assumptions used in reaching such conclusion.  If there were such a challenge by the IRS, we could be classified as a PFIC for 2014, even if we are not a PFIC in 2015 or 2016.  In addition, if we otherwise satisfy the requirements for the change in business exception, but then become a PFIC in either 2015 or 2016, then we would retroactively be ineligible to apply the change in business exception for 2014.

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

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.         Controls and Procedures

 a.   Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2013. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2013, our disclosure controls and procedures were: (1) designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officers and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

b.   Management's Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting for us and our subsidiaries. Based on the criteria for effective internal control over financial reporting established in Internal Control — Original Framework, which was issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992, management has assessed our internal control over financial reporting as effective as of December 31, 2013.

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

d.   Changes in Internal Control Over Financial Reporting

No change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the year ended December 31, 2013, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.       Principal Accountant Fees and Services

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our principal accountants Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) in each of our previous two fiscal years:

	2012	2013
	(in thousands of U.S. $)

Audit Fees (1)	348	317
Tax Fees (2)	41	27
All Other Fees	5	14
Total	394	358

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

4.5	Loan Agreement dated November 9, 2011 between the Company and Silicon Valley Bank incorporated by reference to Exhibit 2 to the Elron's Schedule 13D/A filed with the SEC on March 8, 2012
4.6	Amendment to Loan Agreement dated April 25, 2013 between the Company and Silicon Valley Bank
4.7
Agreement and Plan of Merger with Covidien Group S.a.r.l and Rioja Israel (2013) Ltd incorporated by reference to Exhibit 99.1 to the Form 6-K, filed with the SEC by Given Imaging Ltd on December 9, 2013.

8.1	List of subsidiaries.
11.1	Code of Ethics, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2004.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd., dated March 11, 2014.
15.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Pocared Diagnostics Ltd., dated March 11, 2014.
15.3	Consent of Somekh Chaikin, a member firm of KPMG International for Given Imaging Ltd., dated March 10, 2014.

*	This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 11, 2014	ELRON ELECTRONIC INDUSTRIES LTD.
	By:	/s/ Ari Bronshtein
	Name:	Ari Bronshtein
	Title:	Chief Executive Officer

	By:	/s/ Yaron Elad
	Name:	Yaron Elad
	Title:	Vice President & Chief Financial Officer

Elron Electronic Industries Ltd. Consolidated Financial Statements For the Year Ended December 31, 2013

Elron Electronic Industries Ltd.

Consolidated Financial Statements for the Year Ended December 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited Elron Electronic Industries Ltd.’s (the "Company") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the "COSO criteria"). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 and our report dated March 11, 2014 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 11, 2014	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the “Company") and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of a certain associate (as of December 31, 2013 - investment in associate classified as held for sale), the investment in which, at equity, amounted to $ 66 million and $ 57.3 million as of December 31, 2013 and 2012, respectively, and the Company's equity in their earnings amounted to $ 2.9 million, $ 4.4 million and $ 2.2 million for the years ended December 31, 2013, 2012 and 2011, respectively. These financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for this company, is based solely on the reports of other the auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and  2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and with the provisions of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 11, 2014 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 11, 2014	A Member of Ernst & Young Global

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position as of

		December 31
		2013	2012
	Note	$ thousands

Current assets
Cash and cash equivalents	4	32,291	47,525
Other accounts receivable	5	3,479	3,834
Investment in associate classified as held for sale	3	108,735	-

		144,505	51,359

Non-current assets
Investments in associates	3	8,541	113,217
Other investments measured at fair value	6	26,300	23,575
Other long-term receivables	8	29	3,832
Property, plant and equipment, net		75	177
Intangible assets, net	9	4,458	4,922
Deferred taxes	17	28,994	-

		68,397	145,723

Total assets		212,902	197,082

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position as of

		December 31
		2013	2012
	Note	$ thousands

Current liabilities
Loans from banks	11	4,000	-
Trade payables		176	237
Other accounts payable	10	3,525	2,605

		7,701	2,842

Long-term liabilities
Long term loans from banks	11	-	4,000
Royalty bearing government grants	12	-	864
Long term taxes	17	5,386	4,457

		5,386	9,321

Equity attributable to the Company's shareholders	13
Issued capital		9,573	9,573
Share premium		190,753	190,709
Capital reserves		(6,166)	(9,868)
Accumulated deficit		(13,377)	(28,374)

		180,783	162,040

Non-controlling interests		19,032	22,879

Total equity		199,815	184,919

Total liabilities and equity		212,902	197,082

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the consolidated financial statements: March 11, 2014

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Income

		For the year ended December 31
		2013	2012	2011
		$ thousands
	Note	(except for net income (loss) per share data)

Income
Income from sales		97	-	14,103
Gain from disposal and revaluation of investee companies and changes in holdings, net	16.A	8,416	39,426	34,605
Financial income	16.F	684	1,241	1,758
		9,197	40,667	50,466

Expenses
Cost of sales	16.B	59	-	5,823
Research and development expenses, net	16.C	3,929	6,869	18,184
Selling and marketing expenses	16.D	545	905	5,672
General and administrative expenses	16.E	7,193	7,190	10,474
Equity in losses of associates, net	16.G	11,868	8,357	10,374
Amortization of intangible assets		-	-	313
Financial expenses	16.F	561	2,052	4,173
Other expenses (income), net	16.H	(3,487)	(282)	9,560
		20,668	25,091	64,573

Income (loss) before taxes on income		(11,471)	15,576	(14,107)
Tax benefit (taxes on income)	17	28,401	262	(602)

Net income (loss)		16,930	15,838	(14,709)

Attributable to:
The Company's shareholders		17,935	4,357	(8,417)
Non-controlling interests		(1,005)	11,481	(6,292)

		16,930	15,838	(14,709)

Net income (loss) per share attributable to the Company's shareholders (in $)	18

Basic and diluted net income (loss) per share		0.54	0.09	(0.34)

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income

	For the year ended December 31
	2013	2012	2011
	$ thousands

Net income (loss)	16,930	15,838	(14,709)

Other comprehensive income (loss) (after tax)

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income, net	(2,111)	(1,313)	(16,146)
Actuarial losses on defined benefit plan	-	-	(81)
Group's share of other comprehensive income (loss), net of companies accounted for under the equity method	(16)	164	237

Total loss that would never be reclassified to profit or loss	(2,127)	(1,149)	(15,990)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:

Available-for-sale financial assets classified to the statement of income (*)	-	-	782
Foreign currency translation differences for foreign operations	-	(54)	1,904
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	80	(1,200)

Total gain that would be reclassified to profit or loss under certain conditions	-	26	1,486

Total other comprehensive loss	(2,127)	(1,123)	(14,504)

Total comprehensive income (loss)	14,803	14,715	(29,213)

Attributable to:
Company's shareholders	15,810	3,214	(23,433)
Non-controlling interests	(1,007)	11,501	(5,780)

	14,803	14,715	(29,213)

(*)	With respect to financial assets which were sold prior to the adoption of IFRS 9, Financial Assets, see also Note 2.G.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital		Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	$ thousands
Balance at January 1, 2013	9,573		190,709	351	(11,326)	1,107	391	(28,765)	162,040	22,879	184,919

Total comprehensive income (loss)	-		-	-	(2,111)	-	-	17,921	15,810	(1,007)	14,803
Share-based payments in respect of awards issued by subsidiaries	-		-	-	-	-	-	-	-	(38)	(38)
Change in non-controlling interests subsequent to the transfer of the investment in RDSeed to RDC (see Note 3.A.3.f))	-		-	-	-	2,172	-	-	2,172	(2,172)	-
Non-controlling interests created due to initially consolidated company	-		-	-	-	-	-	-	-	348	348
Change in non-controlling interests due to sale of a subsidiary	-		-	-	-	-	-	-	-	(261)	(261)
Change in non-controlling interests in consolidated company	-		-	-	-	717	-	-	717	(717)	-
Expiration of share-based payments	-		-	-	-	-	(379)	379	-	-	-
Exercise of options into shares of the Company	-*	)	44	-	-	-	(12)	12	44	-	44
Sale of financial assets measured at fair value through other comprehensive income	-		-	-	2,924	-	-	(2,924)	-	-	-

Balance at December 31, 2013	9,573		190,753	351	(10,513)	3,996	-	(13,377)	180,783	19,032	199,815

*)           Amount less than $1 thousand.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total Equity

	$ thousands

Balance at January 1, 2012	9,573	190,378	351	(10,013)	(29)	1,221	1,175	(19,047)	173,609	20,474	194,083

Total comprehensive income (loss)	-	-	-	(1,313)	29	-	-	4,498	3,214	11,501	14,715
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	492	492
Exercise of options into shares in a subsidiary	-	-	-	-	-	11	-	-	11	11	22
Expiration of share-based payments	-	-	-	-	-	-	(695)	695	-	-	-
Exercise of options into shares of the Company	*)-	331	-	-	-	-	(89)	89	331	-	331
Purchase of shares of subsidiary from non-controlling interests	-	-	-	-	-	(303)	-	-	(303)	(111)	(414)
Dividend to equity holders of the Company	-	-	-	-	-	-	-	(15,000)	(15,000)	-	(15,000)
Dividend paid by a subsidiary to non-controlling interests	-	-	-	-	-	-	-	-	-	(8,871)	(8,871)
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	(439)	(439)
Investment in subsidiary by RDC	-	-	-	-	-	178	-	-	178	(178)	-

Balance at December 31, 2012	9,573	190,709	351	(11,326)	-	1,107	391	(28,765)	162,040	22,879	184,919

*)           Amount less than $1 thousand.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling interests	Revaluation reserve from consolidation of subsidiaries	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Capital reserve for available for sale financial assets held for sale	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	$ thousands

Balance at January 1, 2011	9,573	190,378	351	150	1,398	(228)	80	3,960	1,194	(10,955)	195,901	23,569	219,470

Total comprehensive income (loss)	-	-	-	-	(1,537)	199	-	(13,834)	-	(8,261)	(23,433)	(5,780)	(29,213)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	115	-	-	-	115	600	715
Expiration of share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	1,026	-	-	-	1,026	(1,026)	-
Expiration of share-based payment instruments	-	-	-	-	-	-	-	-	(19)	19	-	-	-
Reclassification of revaluation reserve in respect of acquisition of subsidiary achieved in stages	-	-	-	(150)	-	-	-	-	-	150	-	-	-
Increase in non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	-	-	469	469
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	1,378	1,378
Classification of non-current assets as held for sale	-	-	-	-	(9,874)	-	-	9,874	-	-	-	-	-
Non-controlling interests created due to initially consolidated companies	-	-	-	-	-	-	-	-	-	-	-	1,264	1,264

Balance at December 31, 2011	9,573	190,378	351	-	(10,013)	(29)	1,221	-	1,175	(19,047)	173,609	20,474	194,083

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the year ended December 31
	2013	2012	2011
	$ thousands

Cash flows from operating activities
Net income (loss)	16,930	15,838	(14,709)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	123	83	1,334
Financial income, net	(556)	(299)	(186)
Stock based compensation and changes in liability in respect of options	(84)	454	1,009
Gain from reversal of impairment of financial assets (see also Note 6)	(3,522)	-	-
Change in fair value of financial assets measured at fair value	-	1,407	60
Gain from sale of investments in available for sale financial assets	-	-	(543)
Loss from impairment of investments and financial assets	-	-	5,846
Loss from write down of inventory	-	-	3,953
Change in fair value of convertible debentures	-	-	669
Gain from disposal and revaluation of investee companies and changes in holdings, net	(8,416)	(39,426)	(34,605)
Equity in losses of associates, net	11,868	8,357	10,374
Taxes on income (tax benefit)	(28,401)	(262)	602
Other	(29)	(485)	850

	(29,017)	(30,171)	(10,637)

Changes in Assets and Liabilities:
Increase in trade receivables	-	-	(699)
Decrease in other accounts receivable	340	449	2,058
Decrease (increase) in inventories	-	99	(1,310)
Increase (decrease) in liabilities in respect of government grants	42	(507)	89
Increase (decrease) in trade payables	(51)	(165)	217
Increase (decrease) in other accounts payable	978	(1,306)	(1,859)

	1,309	(1,430)	(1,504)

Cash paid and received during the year for:
Taxes paid	-	(2,170)	-
Taxes received	-	1,734	-
Interest paid	(169)	(174)	(468)
Interest received	252	473	654

	83	(137)	186

Net cash used in operating activities	(10,695)	(15,900)	(26,664)

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the year ended December 31
	2013	2012	2011
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(35)	(57)	(958)
Investment in associates and other companies	(10,239)	(12,230)	(12,899)
Purchase of intangible assets	-	-	(9)
Proceeds from sale of property and equipment	9	6	27
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation (see Note 3.A.3.h))	1,335	51,651	13,139
Proceeds from sale of Starling's operation (see also Note 3.A.3.c))	-	2,745	8,201
Proceeds from sale of associates and other companies	412	2,218	286
Proceeds from repayment of debentures (see also Note 6)	1,698	-	-
Dividend received from associates	-	-	230
Proceeds from sale of financial assets measured at fair value	115	1,748	1,562
Acquisition of investments in subsidiaries net of cash acquired	184	-	668
Long term deposits, net	912	(930)	372

Net cash provided by (used in) investment activities	(5,609)	45,151	10,619

Cash flows from financing activities
Receipt of government grants	553	1,291	1,518
Repayment of government grants	-	-	(4,943)
Proceeds from exercise of options	44	331	-
Investment of non-controlling interests in subsidiaries	-	22	469
Dividend paid to the Company's shareholders	-	(15,000)	-
Dividend paid to non-controlling interests	-	(8,871)	-
Purchase of shares and options from non-controlling interests	-	(414)	-
Receipt of long-term loans from banks and others	-	5,000	3,250
Repayment of other long-term loans and liabilities	-	(4,339)	(224)
Repayment of convertible debentures	-	-	(3,877)
Short-term credit from banks and others, net	-	-	1,858

Net cash provided by (used in) financing activities	597	(21,980)	(1,949)

Exchange rate differences in respect of cash and cash equivalents	473	192	1,517

Increase (decrease) in cash and cash equivalents	(15,234)	7,463	(16,477)

Cash and cash equivalents as of beginning of the year	47,525	40,062	56,539

Cash and cash equivalents as of end of the year	32,291	47,525	40,062

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares

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

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.32% interest in the Company as of December 31, 2013.

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

In December 2013, Given Imaging Ltd. ("Given", a company which was accounted for under the equity method of accounting until its classification in December 2013 as held for sale, see below) signed an agreement with an entity of the Covidien corporation (the "Purchaser") and a subsidiary fully owned by the Purchaser, according to which by way of merger between the Purchaser's subsidiary and Given, the entire share capital of Given will be transferred to the Purchaser for a cash consideration to Given's current shareholders of $30 per share (the "Transaction" or the "Given Merger"). The share of Elron and RDC in the consideration, less tax payments and transactions costs, is approximately $204,000 and $61,000, respectively. In January 2014, subsequent to the reporting date, the general meeting of Given's shareholders approved the Transaction and the necessary regulatory approvals were received and in February 2014, subsequent to the reporting date, the Transaction was completed and the aforementioned consideration was received. See Note 3.B.4.a) for further details on the Transaction and its consequences.

These financial statements were approved by the Company's Board of Directors on March 11, 2014.

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

Subsidiaries/Consolidated Companies - Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

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

The Company's consolidated financial statements have been prepared on a cost basis, except for the following: derivative financial instruments, financial instruments measured at fair value, investments in associates accounted for using the equity method of accounting, deferred tax assets and deferred tax liabilities, employee benefit liabilities, employee call options over shares of investee companies and government grant liabilities.

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

4.	Adoption of new standards

IAS 1 - Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1, regarding presentation of items of Other Comprehensive Income ("OCI"). According to the amendment items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss.

The amendment was applied retrospectively commencing from the financial statements of 2013.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

                 4.           Adoption of new standards (Cont.)

A suite of new accounting standards regarding consolidation of financial statements and other issues

The IASB issued a new suite of new accounting standards regarding consolidation of financial statements and related issues. The new suite of standards replaces existing standards regarding consolidation of financial statements and joint arrangements and includes a number of changes with respect to investments in associates. The new standards, and the amendments to these standards, as detailed below, are applicable retrospectively for annual periods beginning on or after January 1, 2013. The standards include easier transition guidance at the time of first time application.

Presented hereunder is a summary of the new standards that were issued and are relevant to the Company:

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

IAS 28R, Investments in Associates and Joint Ventures ("IAS 28R") - IAS 28R replaces the requirements of IAS 28 Investments in Associates . IAS 28R states, among other things, that IFRS 5 applies on an investment, or a portion of an investment, in an associate or a joint venture, that meets the criteria to be classified as held for sale. Until the disposal of the portion of the investment that has been classified as held for sale, as defined in IFRS 5, the equity method continues to be applied on the portion of the investment that has not been classified as held for sale.

2.
IFRS 12 Disclosure of Involvement with Other Entities ("IFRS 12") - IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and unconsolidated structured entities.

Amendments to IFRS 10 and IFRS 12 - Consolidated Financial Statements, Disclosure of Interests in Other Entities:

In July 2012, the IASB issued amendments to IFRS 10 and IFRS 12 (collectively, "the amendments").

The amendments provide relief in the application of the transition guidance in IFRS 10 and IFRS 12 and permit adjustment of comparative data for only one year. The Company has adopted the relief, as provided by the amendments.

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

Presented below is a description of the critical accounting estimates that were used in preparing the consolidated financial statements of the Company:

Legal claims

When assessing the possible outcomes of legal claims that were filed against the Company and its investee companies, the companies relied on the opinions of their legal counsel. The opinions of their legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. The results of the claims may be different from such estimates. See additional information in Note 15.

Determining the fair value of unquoted financial assets and non-controlling interests

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy and of non-controlling interests in a business combination is determined using valuation techniques including an option-pricing model. At times, the Company contracts independent valuation experts to assist in determining the fair value of such assets. The model's assumptions consist of the price of the underline asset, which is the value of the estimated company's equity, exercise price, expected volatility, expected life, expected dividend and risk-free interest rate. The price of the underline asset is determined based upon recent financing rounds, if any, or based upon projected future cash flows discounted at current discount rates applicable for items with similar terms and risk characteristics. The projected future cash flows and discount rates are subject to uncertainty and include consideration of inputs such as liquidity risk, credit risk and volatility. Further details are given in Note 6.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

Impairment of non-financial assets

The Company examines at each reporting date whether there have been any events or changes in circumstances which would indicate impairment of one or more of the non-financial assets. When indications of impairment exist, the Company examines whether the carrying amount of the asset can be recovered from the discounted cash flows anticipated to be derived from the asset, and if necessary, it records an impairment provision necessary to record the asset at the amount of the recoverable value. The cash flows are discounted using a discount rate before taxes that reflects current market assessments of the time value of money and the risks specific to the asset. The estimates regarding cash flows are based on past experience with respect to this asset or similar assets, and on the best possible assessments of the Group regarding the economic conditions that will exist during the remaining useful life of the asset, considering the market status at the area in which the asset is located. At times, these assessments are made by independent valuation experts.

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

Deferred tax assets

Deferred tax assets are recognized for unused carryforward tax losses and temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. For additional information see Note 17.

C.	The operating cycle

The Company's operating cycle is 12 months.

D.	Basis of consolidation

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control, only when its substantive. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

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

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent company. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

E.	Associates accounted for using the equity method of accounting

Associates are those entities in which the Company has significant influence or the ability to significantly influence the financial and operating policies, but control was not achieved. In assessing whether or not the Company has significant influence over an entity, the Company takes into consideration ownership of potential voting rights that are immediately exercisable, directly or through subsidiaries, and their impact. Associates are accounted for using the equity method of accounting. The Company's consolidated financial statements include the Group's share of the income and expenses of equity accounted investees, after adjustments required to align the accounting policies with those of the Group for uniform accounting policies, from the date that significant influence commences until the date that significant influence ceases or until the date that the investment in these entities is classified as held for sale. In addition, the financial statements of the Company and of the associates are prepared as of the same dates and periods.

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

Excess cost of associates is presented as part of the investment. Goodwill relating to the acquisition of an associate is initially measured as the excess cost of an investment in an associate over the Company's proportional interest in the fair value of the identifiable assets and liabilities, net. Excess cost allocated in an associate to identifiable assets and identifiable liabilities having a finite useful life is amortized according to the said useful life. Goodwill is not systematically amortized, and evaluated for impairment as part of the investment in the associate as a whole.

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

Upon purchase of shares of an associate while retaining significant influence in the associate, the Company applies the purchase method in respect of the interest acquired while the previous carrying amount of investment in the associate remains unchanged.

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

All resulting translation differences are recognized in other comprehensive income (loss). Upon the disposal of a foreign operation, the relevant part of the other comprehensive income (loss) is recognized in the statement of income.

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

G.	Financial instruments

Financial assets:

Until December 31, 2011 the Group has applied the provisions of IAS 39, Financial Instruments- Recognition and Measurement. Starting January 1, 2012, the Group has early adopted the first phase of  IFRS 9, Financial Instruments, commencing January 1, 2012, without early adopting the second and third phases of IFRS 9 , which are detailed in Note 2.W below.

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

After the initial recognition, the Company measures its financial assets at amortized cost or at fair value, as follows:

a)	Financial assets measured at amortized cost

In subsequent periods, a financial asset is measured at amortized cost, using the effective interest method while deducting any impairment losses (see also Note 2.K below), if both of the following conditions are met:

-	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

b)	Financial assets measured at fair value

Financial assets that are equity instruments are measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other comprehensive income (loss), in accordance with the election of the Company on an instrument-by-instrument basis.

If the equity instruments are held for trading, they must be measured at fair value through profit or loss.

With regard to financial assets measured at fair value through other comprehensive income, gains, losses and impairment are not recognized in the statement of income, even upon disposal. Changes in fair value of these assets are recorded in "Reserve from financial assets measured at fair value through other comprehensive income". When the Company sells these assets, it transfers the gain or loss in respect with the asset sold from the capital reserve into accumulated deficit.

A financial asset is derecognized when the Group's contractual rights to the cash flows deriving from the financial asset expire.

Cash and cash equivalents

Cash includes cash balances available for immediate use. Cash equivalents include short-term highly liquid deposits in banks (with original maturities of three months or less) that are readily convertible into known amounts of cash and are part of the Group's cash management.

Financial liabilities:

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

H.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

The fair value of financial assets measured at fair value is determined with reference to their quoted closing bid price as of the reporting date, and in the absence of such a quoted price, by other appropriate valuation methods (see also Note 2.B).

I.	Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation, less accumulated impairment losses, if any, and excluding day-to-day servicing expenses.

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful lives of the property, plant and equipment.

J.	Intangible assets

1.	Research and development

Research expenses undertaken with the goal of gaining new scientific or technical knowledge are recognized in the statement of income when incurred.

Development activities are activities relating to a plan for the creation of new products or processes or the significant improvement of existing products or processes. Expenditures in respect of development activities are recognized as an intangible asset only if all the following exist: the development costs can be reliably measured; the product or process is technically and commercially feasible; future economic benefits from the product are probable; and the Group intends to and has sufficient resources to complete the development and to use or sell the asset. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead costs that can be directly attributed to preparation of the asset for its intended use. Other development expenditures are recognized in the statement of income as incurred. This asset is measured at cost less any accumulates amortization and impairment.

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

d.
The amortization period of intangible assets having a finite useful life is determined according to the expected future economic benefits from the assets in each period, on the basis of estimated useful life of each group of assets. As for the testing of impairment, see Note 2.K below.

A summary of the policies applied to the Group's intangible assets is as follows:

	Technology and development in process *	Agreement with Rafael**
Useful lives	***	Indefinite
Amortization period	***	Not amortized
Internally generated or acquired	Acquired	Acquired

  *        Mainly technology and development in process acquired in business combinations.
**	As a result of the agreement with Rafael Advanced Defense Systems Ltd. ("Rafael") - see Note 3.A.3.a).
***
Amortization of technology and development in process begins when sales are generated from the technology developed. The amortization period is set to reflect the future useful life, such as the estimated period in which future sales expected to be generated from the said technology developed. In 2013 the Company began the amortization of a technology and development in process asset in the amount of approximately $650, over a period of 3 years. The useful life of the rest of the technology and development in process assets was not yet determined and its amortization has not begun.

The estimates regarding the amortization method and useful life of intangible assets having a finite useful life are reviewed at least at each year-end.

Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment annually or more if events or changes in circumstances indicate that the intangible asset may be impaired (see also Note 2.K). The useful life of these assets is reviewed annually to determine whether their life assessment continues to be supportable.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

K.	Impairment

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

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (less depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of the impairment loss is carried to profit or loss.

The following criteria are applied in assessing impairment of associate:

After application of the equity method, the Company examines whether it is necessary to recognize any additional impairment loss with respect to the investment in associates. The Company examines at each reporting period whether there is objective evidence that the value of the investment in the associate is impaired. Such evidence may include general market data, a decline in the stock market prices, recurring losses, the industry in which the investees operate, failure of research and development efforts, a significant deviation from the business plan, excess cost included in the investments, rounds of financing at an amount below the cost basis of the investment and other parameters. The test of impairment is carried out with reference to the entire investment, including the goodwill attributed to the associate. The loss, or its reversal, is recognized in the statement of income under line item other expenses (income), net.

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

M.	Employee benefits

1.	Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans and defined benefit plans.

Remeasurements of the net liability in respect of defined benefit plan are recognized in other comprehensive income in the period in which they occur.

2.	Short-term benefits

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

N.	Share-based payment transactions

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

Options granted to employees for the purchase of shares of investee companies are measured at each reporting period at fair value in accordance with the Black and Scholes model. The fair value of the options is recognized as a liability. Any changes in this liability are recognized as an expense or income under line item general and administrative expenses in profit or loss.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

O.	Provisions

A provision is recognized when there is a present obligation, legal or constructive, as a result of a past event and a reliable estimate can be made of the amount of the obligation and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

P.	Revenues

Revenue is recognized in profit or loss when the amount of revenue can be measured reliably, it is expected that the financial benefits will return to the company and the associated costs can be estimated reliably. Revenue is measured at the fair value of the consideration received, net of discounts. Revenue from services is recognized over the reporting period in which the service was provided.

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

Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are recorded in the statement of income or in equity, based on tax laws that have been enacted or substantively enacted by the end of the reporting period.

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

Earnings (losses) per share are calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted number of ordinary shares outstanding during the period. Basic earnings (loss) per share only include shares that were actually outstanding during the period. Potential ordinary shares are only included in the computation of diluted earnings (loss) per share when their conversion has a dilutive effect on the earnings (loss) per share. Further, potential ordinary shares that are converted during the period are included in diluted earnings (loss) per share only until the conversion date and from that date in basic earnings (loss) per share. The Company's share of earnings (loss) of investee companies is included based on the earnings (loss) per share of the investee companies multiplied by the number of shares held by the Company.

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

V.	Examination the significance of evaluations of assets and obligations for disclosure or inclusion

The Company is reviewing the significance of the evaluations of assets and obligations, for the purposes of disclosing them or attaching them in the annual and interim financial statements, in accordance with Regulation 8b of the Securities Regulations (Periodic and Intermediate Reports), 1970 and according to the legal position number 105-23: parameters for fundamental valuations, as published by the Israeli Security Authority in December 2010 (the “ISA's Position”).

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

As permitted by the ISA's Position, when an evaluation complies with the quantitative conditions for enclosure but the Company is of the opinion that for qualitative reasons the evaluation does not qualify as very material, the Company examines the influence of the subject of the evaluation on the comprehensive income or on net gain in relation to the equity attributable to shareholders.

W.	Disclosure of new IFRS standards in the period prior to their adoption

Amendments to IAS 32 - Financial Instruments: Presentation, regarding the offsetting of financial assets and liabilities

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

The IASB did not set an effective date for the amendments. Earlier application is permitted provided that the Company also adopts the provisions of IFRS 9 regarding the classification and measurement of financial assets (the asset stage). First-time adoption of these amendments will be done retrospectively by giving necessary disclosure or restating comparative data, subject to the exemptions provided by the amendments.

In November 2013, the IASB issued Phase 3 of IFRS 9 ("Phase 3 of IFRS 9") as part of the complete version of IFRS 9. Phase 3 of IFRS 9 includes the new hedge accounting requirements and related amendments to IFRS 9, IFRS 7 and IAS 39.

The IASB did not set a mandatory effective date for Phase 3 of IFRS 9. Entities may apply Phase 3 of IFRS 9 early provided that they also adopt the other provisions of IFRS 9.

The Company has not yet evaluated the standard adoption's possible impact on its financial statements.

Note 3- Investments in investees

A.	Subsidiaries

1.	Additional information about subsidiaries that are held by the Company

Material subsidiaries (including through fully owned corporate companies)

	Principal place of business and country of incorporation	Equity interest and voting rights of the Group	Equity interest and voting rights of non- controlling interests	Amounts made available to the subsidiary		Carrying amount (5)	Stock exchange
				Loans	Guarantees
		%		$ thousands

As of December 31, 2013:
RDC (1)	Israel	50.10	49.90	-	-	21,702	unquoted

As of December 31, 2012:
RDC (1)	Israel	50.10	49.90	-	-	19,858	unquoted

(1)	Held through fully owned corporate company, DEP Holding Technology Ltd ("DEP").

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

2.	Summarized financial information of a subsidiary with material non-controlling interests (*)

Balances in the statement of financial position of RDC:

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity attributable to shareholders of the company	Non-controlling interests

As of December 31, 2013	32,726	10,054	576	5,391	18,650	18,163

As of December 31, 2012	20,327	22,013	232	4,461	16,807	20,840

(*)	The information presented does not include excess cost and goodwill. Results of the operation in RDC's statements:

	Revenues	Profit (loss) for the year	Profit (loss) attributable to non-controlling interests	Other comprehensive income (loss)	Total comprehensive income (loss)

For the year ended December 31, 2013	-	(1,007)	(502)	(5)	(1,012)

For the year ended December 31, 2012	-	34,490	11,481	46	34,536

RDC's cash flows:

	For the year ended December 31
	2013	2012
Operating activities	(556)	(1,642)
Investment activities	(8,676)	44,275
Financing activities	-	(24,275)
Increase (decrease) in cash and cash equivalents	(9,232)	18,357

3.	Significant changes in investments in consolidated companies during the reporting period

a)	RDC

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares

Note 3- Investments in investees (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

 a)       RDC (Cont.)

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

The excess invested in RDC in respect of Elron's investment in RDC's equity was allocated to the agreement with Rafael as an intangible asset with indefinite useful life, and accordingly is not subject to amortization, but rather is reviewed for impairment at least annually or more frequently if indicators of impairment are identified.

Intangible assets, net, include an amount of approximately $3,051 in respect of this agreement (see Note 9).

During 2011, Elron and Rafael granted RDC a loan in the amount of $6,500. Elron's share was $3,250.

In June 2012, RDC's entire debt to its shareholders was prepaid. Elron's share in the principal and interest was approximately $3,300, similar to Rafael's share.

In June 2012, RDC distributed a cash dividend in the aggregate amount of approximately $17,800. Elron's share in such dividend, through DEP, amounted to approximately $8,907. The balance in the amount of $8,871 was distributed to Rafael and accordingly was recorded in the statement of changes in equity as a dividend paid by a subsidiary to non-controlling interests.

 b)       Sync-Rx

Sync-Rx Ltd. ("Sync-Rx") develops real-time image processing systems for cardiovascular catheterizations. Sync-Rx was a subsidiary of Elron whose outstanding shares, prior to its sale, were approximately 87% held by RDC.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

 b)       Sync-Rx (Cont.)

As a result of the transaction, Elron recognized in 2012 a gain, attributable to the Company's shareholders, in the amount of approximately $8,600 (a consolidated net gain of approximately $17,000, presented under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income). The said gain also includes the consideration held in escrow, as the Company was able to reliably estimate the fair value of this component.

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

Starling Advanced Communications Ltd. ("Starling") provided mobile SATCOM broadband connectivity solutions for aircraft and ground vehicles prior to selling its assets and ceasing the remainder of its operations (see below). Prior to Starling's liquidation (see below), Elron directly held approximately 46% of Starling's outstanding shares, and RDC held approximately 54%.

In September 2011, an agreement for the sale of Starling's assets was completed and came into effect according to which Starling sold its entire business in the field of non-military satellite communication systems, to an international company in the communications market (the "Purchaser") (the "Transaction"). The first installment of approximately $8,600 was received on the closing date. An additional payment in the amount of approximately $2,700 was received in September 2012. Upon the Transaction closing, Starling commenced an orderly process of ceasing its remaining operations.

As part of the terms of the asset sale agreement, the Company and RDC, Starling's shareholders, undertook, severally, to guarantee to the Purchaser, Starling's intellectual property representations and certain additional undertakings, including non-competition, in an aggregate amount not to exceed $2,700 for the duration of the periods set forth for Starling's undertakings on these matters.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

c)	Starling (Cont.)

Presented below is the breakdown of the assets and liabilities, capital reserves from translation differences in the consolidated statements of financial position as of the transaction date, and the consolidated gain accrued from the transaction:

Carrying amount as of transaction date

Other accounts receivables	57
Inventories	1,147
Property, plant and equipment, net	548
Intangible assets	82
Other long-term receivables	77
1,911

Capital reserves from translation differences	(1,200)

Decrease in net assets, as a result of the Transaction	(711)
Sale consideration (1)	10,313

Total consolidated gain from business sale before tax	9,602

(1) Sale Consideration

Cash received upon transaction closing	8,663
Consideration which was received in September 2012 (presented by its value at Transaction closing date)	2,566
Less: Transaction costs	916

10,313

Aggregate cash flows received by the Group as a result of the sale at Transaction closing:

Cash received less Transaction costs paid in cash	8,201
Less: full repayment of Starling's debt to the Chief Scientist Officer, paid directly by the Purchaser	4,435

Net cash	3,766

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

c)	Starling (Cont.)

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

In June 2012, it was decided to voluntarily liquidate Starling. Later that year a liquidator was appointed and Starling was liquidated.

d)	Medingo

Medingo Ltd ("Medingo") was engaged in the development of an insulin micro-pump. Prior to its sale (see below) Elron held approximately 92% of Medingo's outstanding shares, including approximately 84% held by RDC.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

d)	Medingo (Cont.)

On April 13, 2010, a definitive sale agreement was executed for the acquisition of all of Medingo's shares by F. Hoffman-La Roche Ltd. (the "Acquirer"), the principal terms of which included, inter alia, the following terms: (i) Upon completion of the transaction, the selling shareholders received consideration in the aggregate amount of $160,000, subject to certain adjustments, of which an amount of $27,000 was deposited in escrow for a period of 24 months (the Escrow Deposit) to cover mainly potential indemnification payments which may be due from the selling shareholders in connection with breaches, if any, of the sale agreement and certain potential future claims relating to Medingo, if any; (ii) The selling shareholders will receive gradual payments of additional contingent consideration of up to $40,000 conditional upon Medingo achieving, gradually, over a certain period, certain operational milestones including, inter alia, the establishment of a production line with certain operational characteristics, ("Contingent Consideration"). See below regarding the receipt of the Contingent Consideration; (iii) Elron's and RDC's maximum potential indemnification obligations under the sale agreement are limited to approximately 110% of their respective share of the total consideration amount, except - with respect to each of them separately - in case of fraud or willful misconduct by it.

On May 28, 2010, the sale was completed. As a result, in respect of the aforementioned sale:

1.
In accordance with Medingo's capital structure and the shareholders' rights to Medingo's capital, Elron and RDC received approximately $13,900 and approximately $95,000, respectively, upon and near the date of completion of the transaction. In May 2012 Elron and RDC received additional amounts of approximately $2,700 and approximately $19,900, respectively, from the Escrow Deposit. See below regarding Elron's and RDC's share in the Contingent Consideration.

2.
Elron recorded a net gain (attributable to the Company's shareholders) in the second quarter of 2010 of approximately $70,800 (a consolidated net gain of approximately $124,700). See below regarding the gain recognized in 2012 resulting from Elron's and RDC's share in the Contingent Consideration.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

d)	Medingo (Cont.)

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

On May 29, 2012, the entire Escrow Deposit was released to the selling shareholders, and the Additional Consideration in the amount of $19,000 was paid to the selling shareholders. Elron's and RDC's share in the Additional Consideration was approximately $1,400 and $14,100, respectively. Elron recorded in the second quarter of 2012 a net gain (attributable to the Company's shareholders) from its share in the Additional Consideration of approximately $8,500 (a consolidated net gain of approximately $15,600), under line item gain from disposal and revaluation of investee companies, and changes in holdings, net in the statement of income.

e)	Kyma

Kyma Medical Technologies Ltd. ("Kyma") is developing a remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients. As of the reporting date, RDC holds approximately 64% of Kyma's outstanding shares. Prior to the investment agreement in October 2013, as detailed below, Kyma was a subsidiary of RDC. As of the reporting date, the investment in Kyma is accounted for under the equity method.

In January 2011, Elron invested an amount of $4,000 in Kyma, in addition to an amount of $1,000 invested in Kyma in 2010, in consideration for Preferred B shares. Following this investment, Elron's holding in Kyma's outstanding shares increased to approximately 65%. As a result, Kyma became a consolidated company and the Company recognized in 2011 a $407 gain resulting from the revaluation to fair value of the shares of Kyma held by it prior to obtaining control (a fair value of $1,000 less the prior carrying value of $593). This gain was recognized in line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income.

The fair value of non-controlling interests was estimated at the date of initial consolidation at $727. As a result, at the time of the business combination an intangible asset attributed to IPR&D in the amount of $1,244 was recognized.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

e)	Kyma (Cont.)

In March 2011, Elron transferred its investment in Kyma, including any rights and obligations in regards to this investment, to RDC in consideration for $5,000. As a result, Kyma became a subsidiary of RDC.

In September 2011, RDC and Kyma signed an investment agreement, according to which RDC will invest $2,500 in Kyma in three installments, which were advanced to Kyma during 2012.

In October 2013, Kyma, RDC and a new investor completed an investment agreement in the amount of $6,000 to be advanced in two installments in consideration for Preferred C shares (RDC's share in this amount is approximately $2,000). In addition, the new investor also received warrants for Preferred C shares (exercisable from the investment date), which will enable the new investor the option to invest in Kyma an additional amount of $4,000. The first installment in respect of this investment in the amount of $3,000 was advanced immediately. RDC's share in the first installment was $1,000. Following the first installment, RDC's holding in Kyma's outstanding shares decreased from approximately 73% to approximately 64%.

In January 2014, subsequent to the reporting date, the second installment in respect of this investment was advanced, in the amount of $3,000. RDC's share in the second installment was $1,000. Should the new investor exercise the warrants, RDC's holding in Kyma's outstanding shares is expected to decrease to approximately 38%. After this investment, which also brought about a change in Kyma's board of directors, RDC lost control over Kyma and commencing from the fourth quarter of 2013, the investment in Kyma is accounted for under the equity method of accounting. As a result, and in accordance with IFRS 10's provisions, Elron recognized in the fourth quarter of 2013 a net gain attributable to Elron's shareholders in the amount of approximately $1,700 (a consolidated net gain in the amount of approximately $2,800), resulting mainly from the revaluation to fair value of RDC's investment in Kyma, under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income.

f)	RDSeed

RDSeed Ltd. ("RDSeed"), formerly known as Navitrio Ltd., a subsidiary, was founded in 2011 in order to invest in the digital field. Until the date of transfer of the investment in RDSeed to RDC (as detailed below), Elron directly held 85% of RDSeed's outstanding shares.

From the date of inception of RDSeed until the date of transfer of the investment in RDSeed to RDC, Elron invested in RDSeed an amount of $5,000.

In July 2013, Elron transferred its investment in RDSeed, including any rights and obligations in connection with this investment, to RDC in consideration for approximately $5,000. As a result, RDSeed became an RDC subsidiary. Subsequent to this transaction, RDC held 85% of RDSeed's outstanding shares. As a result, the Company recognized in 2013 a capital reserve from transactions with non-controlling interests in the amount of approximately $2,172.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

f)	RDSeed (Cont.)

In addition, in July 2013, RDSeed signed an investment agreement with RDC, in the amount of $2,000 in consideration for Preferred A shares. An amount of $1,000 was advanced immediately. The second installment in the amount of $1,000 was advanced in December 2013. As of the reporting date, RDC holds approximately 89% of RDSeed's outstanding shares.

g)	Wavion

Prior to the sale of Wavion Inc. ("Wavion") Elron held approximately 67% of Wavion's outstanding shares.

In November 2011, an agreement to sell all of the shares of Wavion to Alvarion Ltd. ("Alvarion") was signed including, among others, the following terms: (i) The transaction was executed by way of merger, upon completion of which Wavion was sold to Alvarion in consideration of aggregate proceeds of approximately $26,500, subject to certain adjustments, of which approximately $3,000 was deposited in escrow for a period of 15 months, and in consideration of additional proceeds of up to approximately $3,750, contingent upon Wavion achieving a certain revenue milestone in the fourth quarter of 2011 (the "Contingent Consideration"). (ii) Alvarion will be entitled to certain indemnities in connection with the transaction, as is customary in transactions of this type, from the recipients of the transaction proceeds (without joint liability among them) in amounts not exceeding in the aggregate the transaction proceeds, except in the case of fraud or willful misconduct.

Upon completion of the transaction, Elron received aggregate proceeds in the amount of approximately $16,200, of which approximately $1,900 was deposited in escrow. In April 2012, the Company received an additional consideration of approximately $1,272 on account of the Contingent Consideration. In February 2013, the Company received the escrow deposit in the amount of approximately $1,900.

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

Aggregate cash flows received by the Group at Transaction closing as a result of the sale:

Cash received less Transaction costs paid in cash (*)	14,275
Less: cash and cash equivalents in subsidiary as of sale date	1,136

Net cash	13,139

(*)	This amount does not include the Contingent Consideration of approximately $1,272 received in April 2012, nor the escrow deposit of approximately $1,900 received in February 2013.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

h)	Financial data of previously consolidated and initially consolidated companies

	Companies previously consolidated as of the date of deconsolidation
	2013	2012	2011
Cash and cash equivalents	635	465	1,136
Current assets (excluding cash and cash equivalents)	99	108	5,938
Non-current assets	258	45	1,415
Current liabilities	(209)	(834)	(9,688)
Non-current liabilities	(1,272)	(913)	(4,406)

	Companies initially consolidated
	2013	2012	2011
Cash and cash equivalents	184	-	5,158
Current assets (excluding cash and cash equivalents)	17	-	342
Non-current assets	9	-	67
Current liabilities	(185)	-	(260)
Non-current liabilities	-	-	(414)

B.	Investments in associates accounted for using the equity method of accounting:

1.	Composition

	December 31
	2013	2012
Carrying amount of the shares and loans in the statement of financial position (1)	9,584	114,260
Less - provision for impairment	1,043	1,043
Total	8,541	113,217
(1) The carrying amount of the shares and loans includes:
Allocated excess of cost (*)	4,261	27,160
Goodwill (*)	-	20,151
	4,261	47,311

(*)
As of December 31, 2012 most of the allocated excess cost and all of the goodwill are a part of the investment in Given. No impairments were recorded in respect of this investment. As of December 31, 2013 the investment in Given is classified as held for sale, see also Note 3.B.4.a) below.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

According to the Company's accounting policy as described in Note 2.E above, the aggregate equity in losses not recognized by the Company, amounted to a total of approximately $1,232 from the date of acquisition until December 31, 2013 (not including companies that as of the reporting date were not held by the Company) and a total of approximately $525 for the year ended December 31, 2013 (and as for companies held by the Company as of December 31, 2012- approximately $707 from the date of acquisition through December 31, 2012).

See Note 16.G for further details with respect to losses in respect of associates for the years ended December 31, 2013, 2012 and 2011.

2.	Summarized data of the financial statements of associates, unadjusted to the Group's percentage of holdings (*)

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests

As of December 31, 2013
Given Imaging Ltd.	203,359	114,689	318,048	41,100	5,839	46,939	271,109	-
BrainsGate Ltd.	9,293	163	9,456	2,580	1,212	3,792	5,664	-
Pocared Diagnostics Ltd.	1,570	858	2,428	1,165	110	1,275	1,153	-

As of December 31, 2012
Given Imaging Ltd.	155,570	117,537	273,107	36,814	6,483	43,297	229,810	-
BrainsGate Ltd.	15,503	164	15,667	2,337	1,262	3,599	12,068	-
Pocared Diagnostics Ltd.	3,186	710	3,896	890	-	890	3,006	-

	Revenues	Gross profit	Operating profit (loss)	Profit (loss) from continuing operations	Profit (loss) for the year	Profit (loss) attributable to shareholders of the company	Profit (loss) attributable to non-controlling interests	Other comprehensive income (loss)	Total comprehensive income (loss)

2013
Given Imaging Ltd.	190,769	146,389	14,380	9,345	9,345	9,345	-	(54)	9,291
BrainsGate Ltd.	-	-	(6,533)	(6,416)	(6,416)	(6,416)	-	-	(6,416)
Pocared Diagnostics Ltd.	-	-	(10,572)	(10,697)	(10,697)	(10,697)	-	-	(10,697)

2012
Given Imaging Ltd.	180,501	136,834	13,295	15,022	15,022	15,115	(93)	536	15,558
BrainsGate Ltd.	-	-	(6,207)	(6,067)	(6,067)	(6,067)	-	-	(6,067)
Pocared Diagnostics Ltd.	-	-	(7,069)	(7,076)	(7,076)	(7,076)	-	-	(7,076)

2011
Given Imaging Ltd.	177,955	136,506	12,293	7,632	7,632	7,441	191	764	8,396
BrainsGate Ltd.	-	-	(7,536)	(7,605)	(7,605)	(7,605)	-	-	(7,605)
Pocared Diagnostics Ltd.	-	-	(5,566)	(5,556)	(5,556)	(5,556)	-	-	(5,556)

(*)	The information presented does not include excess cost and goodwill.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

3.	Additional information about associates that are held by the Company in conformity with the Israeli Securities Regulations (Annual Financial Statements), 2010 and with the provisions of IFRS 12:

a)	General information

	Principal place of business and country of	Equity interest and voting	Company's participating in gain (loss)	Amounts made available to the associate		Carrying amount		Stock	Fair
	incorporation	rights (1)	rights (2)	Loans	Guarantees	(3)		exchange	value

As of December 31, 2013:
Given Imaging Ltd. (4)	Israel	20.57	20.57	-	-	108,735	(5)	(6)	284,702	(7)
BrainsGate Ltd.	Israel	29.87	35.3	-	-	957		unquoted	unquoted
Pocared Diagnostics Ltd.	Israel	41.35	48.59	897	-	551		unquoted	unquoted

				897	-	110,243			284,702

As of December 31, 2012:
Given Imaging Ltd. (4)	Israel	21.89	21.89	-	-	105,714	(5)	(6)	165,350	(7)
BrainsGate Ltd.	Israel	29.90	35.3	-	-	2,958		unquoted	unquoted
Pocared Diagnostics Ltd.	Israel	40.84	44.7	-	-	1,830		unquoted	unquoted

				-	-	110,502			165,350

(1)	Reflects the Company's ownership interests in the ordinary shares and the preferred shares of the investee companies on an as-converted-basis, and does not take full dilution into account.
(2)
In most of the investees the Company invests in the form of a preferred security or other senior security, that grants it the preferred rights over regular shares. Therefore, the Company recognizes losses based on its share in the associate's security or loan held by the Company that grants it the preferred rights, and to which the equity method is being applied, and not based on the Company's equity interests. See also Note 2.E.

(3)
The Company's investment is calculated based on the consolidated financial statements as the net aggregate amount attributable to the Company's shareholders of total assets less total liabilities, including goodwill, excess cost allocated and loans.

(4)
Elron's direct holding. As of December 31, 2013, Elron additionally held 8.05% of Given through RDC, such that Elron's effective holding including RDC's holding was 24.60% (as of December 31, 2012, 26.18%). DIC together with the Company and RDC held approximately 43% of the issued and outstanding shares of Given as of December 31, 2013.

(5)
As of December 31, 2013 Given was held for sale and was not accounted for under the equity method of accounting. Represents the consolidated carrying amount of Elron and RDC. Elron's direct carrying amount in Given was $89,175, and the investment in Given attributable to the Company's shareholders was $99,471.

(6)	As of December 31, 2013, was publicly traded on the Tel Aviv Stock Exchange (TASE) in Israel and on the NASDAQ in the United States. See also Note 3.B.4.a) regarding Given Merger.
(7)
Represents the consolidated value of Elron and RDC's share in the fair value of Given. As of December 31, 2013, this amount represents a value of 30.08 dollars per Given share, in accordance with the traded share price as of the reporting date (in the Given Merger a consideration of 30 dollars per Given share was determined, see Note 3.B.4.a) below)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

b)	Information about the convertible securities of associates that are held directly by the Company

Certain of the Company's associates have issued warrants and/or share options to employees and others. The following data details the warrants' and share options' possible impact on Elron's holdings in these companies as of December 31, 2013:

	Vesting period	Elron's holding before exercise in share capital	Elron's holding after exercise in share capital
		%	%

Given Imaging Ltd. (1) (2)	2014-2016	20.57	18.87
BrainsGate Ltd. (3)	2014-2023	29.90	26.82
Pocared Diagnostics Ltd. (4)	2014-2020	41.35	36.35

(1)	Elron's direct holding. Elron's effective holding including RDC's holding after exercise is 22.57%.
(2)	Until the completion of the Given Merger (see Note 3.B.4.a) below), all of the options that were issued for Given shares were exercised or expired.
(3)
BrainsGate Ltd. ("BrainsGate") has issued to certain shareholders, including Elron, warrants for preferred shares, which are subject to immediate exercise, see also Note 3.B.4.c). Elron's holding, taking into account only the exercise of these warrants, is 30.44%.

(4)
Pocared Diagnostics Ltd.  ("Pocared") has convertible loans, which may be repaid or converted into shares if certain conditions are met. Since the amount of the shares issuable upon conversion is determined only at the time of actual conversion, these convertible loans were not taken into account in determining the holding rate after exercise. See Note 3.B.4.b) below.

c)	Reconciliation to the carrying amount of the Company's interest in material associates:

	BrainsGate		Pocared			Given
	As of December 31,
	2013	2012	2013		2012	2012 (*)

Total equity	5,664	12,068	1,153		3,006	229,810

Participating share in profit or loss of the associate (**)	35.3%	35.3%	48.59	%(***)	44.7%	30.45	% (****)

	1,999	4,260	560		1,343	69,977

Excess cost	10	10	896		896	48,367
Share in the equity attributable to employee options	(1,478)	(1,753)	(512)		(409)	(12,630)
Loans	-	-	975		-
Other adjustments	426	441	(1,368)		-	-

Balance of the investment in the associate	957	2,958	551		1,830	105,714

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

c)	Reconciliation to the carrying amount of the Company's interest in material associates (Cont.):

	BrainsGate		Pocared			Given
	For the year ended December 31,
	2013	2012	2013		2012	2012 (*)
The results of operations of the associates

Total comprehensive income (loss)	(6,416)	(6,067)	(10,697)		(7,076)	15,651

Participating share in profit or loss of the associate (**)	35.3%	35.3%	48.59	%(***)	44.7%	30.45	%(****)

	(2,265)	(2,142)	(5,197)		(3,162)	4,766

Amortization of excess cost	-	-	-		-	(4,120)
Other adjustments	(15)	(41)	-		4	(116)

Company's share in profit (loss) of the associate	(2,280)	(2,183)	(5,197)		(3,158)	530

(*)	As of December 31, 2013, the investment in Given was classified as held for sale in accordance with IFRS 5. See also Note 3.B.4.a).
(**)	See details in Note 2.E above.
(***)	For details regarding the participating in Pocared's losses, see new investment agreement in Note 3.B.4.b) above.
(****)	Represents the consolidated holdings of Elron and RDC in Given.

d)	Other associates

The Company's share, in aggregate, in loss and in other comprehensive loss of other associates for the year ended December 31, 2013 is $4,391 (for 2012- $3,382).

e)	Inclusion of the financial statements of associates accounted for under the equity method of accounting

The Company is enclosing the financial statements of Pocared to these financial statements.

As aforementioned, in February 2014, subsequent to the reporting date, the Given Merger was completed, and as a result Given ceased being accounted for under the equity method of accounting. According to the Israeli Securities Regulations (Annual Financial Statements), 2010, the Company is not required to enclose Given's statements. Since the Company is enclosing Given's financial statements to its annual report for 2013 in the United States (20F), and for convenience, the Company is enclosing Given's statements for 2013 as an appendix to these financial statements, as it was enclosed in the United States.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

4.	Significant changes in investments in associates during the reporting period

a)	Given

Given provides minimally invasive diagnostic products for visualization and detection of disorders of the gastrointestinal tract, and was traded on Nasdaq and the Tel-Aviv Stock Exchange (symbol: GIVN), until the completion of the merger, as detailed below. Given was accounted for under the equity method of accounting, until its classification as held for sale, see below. As of December 31, 2013, Elron directly held approximately 21% of Given (DIC and RDC held approximately 14% and 8% of Given, respectively). Therefore, as of December 31, 2013 the Company together with DIC and RDC held approximately 43% of the issued and outstanding shares of Given.

As aforementioned in Note 1, in December 2013, Given signed an agreement with an entity of the Covidien corporation (the "Purchaser") and a subsidiary fully owned by the Purchaser, according to which, by way of merger between the Purchaser's subsidiary and Given, the entire share capital of Given will be transferred to the Purchaser for a cash consideration to Given's current shareholders of $30 per share (the "Transaction" or the "Given Merger"). The share of Elron and RDC in the consideration, less tax payments and transactions costs, is approximately $204,000 and $61,000, respectively. On December 8, 2013, Elron's and RDC's boards of directors decided to vote in favor of the Transaction at the general meeting of Given's shareholders. In January 2014, subsequent to the reporting date, the general meeting of Given's shareholders approved the Transaction and the necessary regulatory approvals were received, and in February 2014, subsequent to the reporting date, the Transaction was completed and the aforementioned consideration was received.

As a result, as of December 31, 2013, the investment in Given complied with the terms set in IFRS 5 for classification as a non-current asset held for sale, and accordingly, the investment was classified as an asset held for sale in the statement of financial position as of December 31, 2013. According to the provisions of IFRS 5, after the date of classification as held for sale, the investment is no longer accounted for under the equity method of accounting and the investment in Given is presented according to its carrying amount at the date of classification as held for sale.

In the first quarter of 2014, Elron is expected to recognize in respect with the Transaction a net gain, attributable to the Company's shareholders, which is estimated at this point in an amount of approximately $107,000, including Elron's share in the gain expected to be recorded by RDC. The said gain is after tax expenses which are estimated at this point in approximately $37,500 (the expected consolidated net gain, net of tax, is $130,000).

In light of the aforementioned, the Company examined the expected utilization of carryforward losses and other temporary differences and recognized in 2013 a deferred tax asset of approximately $29,000 (and a tax liability of approximately $600 in respect of RDC's holdings in Given). See also Note 17.

b)	Pocared

Pocared, an Israeli company, is developing a real-time and automated system for infectious diseases diagnosis using optical technology. As of the reporting date, Elron holds approximately 41% of Pocared's outstanding shares and Pocared is accounted for under the equity method of accounting.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

4.	Significant changes in investments in associates during the reporting period (Cont.)

b)	Pocared (Cont.)

In May 2013, Pocared signed an investment agreement with its major shareholders, including Elron, whereby a total amount of up to $10,000 will be advanced in two installments in consideration for additional Preferred F shares. The first installment in respect of this investment in the amount of approximately $3,000 was advanced in the same month. Elron's share in this installment was approximately $1,400. The second installment will be advanced conditionally upon Pocared achieving a certain milestone as stipulated in the agreement. This agreement was in addition to an investment agreement signed in 2011, whereby a total amount of $26,000 was invested in Preferred F shares.

In October 2013, Pocared's major shareholders, including Elron, granted Pocared a loan in the amount of $2,000. Elron's share in this loan was approximately $900.

In February 2014, subsequent to the reporting date, some of Pocared's shareholders, including Elron, granted Pocared an additional loan in the amount of $2,000. One of Pocared's major shareholders chose not to participate in this loan and therefore Elron's share in this loan was $1,500.

In February 2012, the Company granted phantom options over Pocared shares to the chairman of the board of directors and to another employee, representing approximately 1.2% of Pocared's outstanding share capital. See also Note 19.D.1.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

4.	Significant changes in investments in associates during the reporting period (Cont.)

d)	CartiHeal

CartiHeal (2009) Ltd. ("CartiHeal") is developing an implant for repair of articular cartilage and osteochondral defects. As of the reporting date, Elron holds approximately 32% of CartiHeal's outstanding shares, and the investment in CartiHeal is accounted for under the equity method of accounting.

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

In September 2013, CartiHeal's shareholders, including Elron, excercised the warrants for Preferred D shares, in consideration for $5,000 (Elron's share was $2,500). As a result, Elron's holding in CartiHeal's outstanding shares increased from approximately 24% to approximately 32%.

Note 4-  Cash and cash equivalents

	December 31
	2013	2012
Cash	5,137	1,166
Cash equivalents - short-term deposits (*)	27,154	46,359

	32,291	47,525

(*)	The deposits bear variable interest rate, which is determined based on the deposit period and currency. The interest rate on deposits as of December 31, 2013, is 0.3%-0.7%.

Note 5- Other accounts receivable

As of December 31, 2013, other accounts receivable mainly include a deposit held in escrow due to the sale of SyncRx in the amount of approximately $3,100 (see also Note 3.A.3.b)). As of December 31, 2012, other accounts receivable mainly include a deposit held in escrow due to the sale of Wavion in the amount of approximately $1,900, which was received in February 2013, and bank deposits in the amount of approximately $930.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6- Other investments measured at fair value

	December 31, 2013			December 31, 2012
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Investment in shares measured at fair value through profit or loss	-	25,453	25,453	-	22,325	22,325

Investment in shares measured at fair value through other comprehensive income	847	-	847	178	1,072	1,250

Total	847	25,453	26,300	178	23,397	23,575

(*)	For a list of investments, see Annex to the consolidated financial statements.

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

2.
Company Security Transaction Method ("CSTM") - According to the CSTM method, the value of each investee is estimated based upon recent transaction prices in the investee's securities. For these transactions to be relied upon to develop an estimate of fair value, they must be arm's length transactions. Additional factors considered in this analysis include: size, amount and type of shares sold; the timing of the transaction relative to the estimation date; differences in the rights, preferences, marketability, control of the transaction securities, participation of new investors, shareholders who don't participate, volatility in the investee's projections and the volatility of comparable firms.

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

Notal

Notal Vision Inc. ("Notal") provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes. As of the reporting date, Elron holds approximately 22% of Notal's outstanding shares and approximately 18% on a fully diluted basis. The investment in Notal is accounted for as a financial asset measured at fair value through profit or loss.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6- Other Investments (accounted for as available for sale) (Cont.)

Notal (Cont.)

In 2012, Notal signed an investment agreement with its major shareholders, including Elron, whereby approximately $5,000 was advanced in two installments in consideration for Preferred C shares and warrants for Preferred C shares. Both installments were advanced during 2012. Elron's share in this investment was $1,250.

In July 2013, Notal signed an investment agreement with its major shareholders, including Elron, in the amount of $10,000 advanced in two equal installments (Elron's share in this amount was approximately $1,940) and an option to participate in an additional installment in the amount of $5,000, in consideration for Preferred C shares and warrants for Preferred C shares. The first installment was advanced in July 2013 and in January 2014, subsequent to the reporting date, the second installment was advanced.

Notal's fair value was derived from the value determined in a valuation carried out by an independent appraiser. The value of this investment as of December 31, 2013 was estimated at approximately $11,009. The significant details included in this valuation pursuant to the requirements of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, with regards to an investment in unquoted shares are as follows:

1.	The subject of the valuation: Elron's investment in Notal.

2.	The valuation's effective date: As of December 31, 2013. The date of the engagement with the appraiser was December 24, 2013.

3.	The carrying amount of the investment in Notal in the Company's financial statements: As of June 30, 2013 - $6,937 (unaudited), as of December 31, 2012 - $5,650.

4.
The value of Notal established by the Appraiser: Approximately $53,055. Accordingly, the value of Elron's interest was determined at $11,009. As a result, in 2013 the Company recognized a gain of $3,425 (a gain of $1,287 recognized in the second quarter (unaudited) and a gain of $2,137 recognized in the fourth quarter (unaudited))  under gain from disposal and revaluation of investee companies and changes in holdings, net in the statement of income.

5.	The valuation model used by the Appraiser:

a.	The DCF Method for determining Notal's value (enterprise value).
b.	The Option Pricing Model (OPM), using the formulas of Black and Scholes model for allocating Notal's value to different classes of shares and for determining the value of Elron's interest accordingly.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6- Other Investments (accounted for as available for sale) (Cont.)

6.	The assumptions used:

a.	The discount rate (WACC): 17.5%.
b.	The long term growth rate/ terminal value: discounted cash flows were computed until the end of the patent's life. The valuation did not use "representative year".
c.	Probability for insurance reimbursement: 50%.
d.	The standard deviation: The volatility used in the Black and Scholes model was 72.8%.
e.	Comparable prices used/ comparative items used: The standard deviation is based on the data of Professor Demodaran, as applicable for Notal's activity.

Aqwise

Aqwise – Wise Water Technologies Ltd. ("Aqwise") provides biological water and wastewater treatment solutions for the industrial and municipal markets. As of the reporting date, Elron holds approximately 19.8% of Aqwise's outstanding shares.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6- Other Investments (accounted for as available for sale) (Cont.)

Aqwise (Cont.)

Following the completion of the transaction, Elron holds 10,291 ordinary shares of Aqwise. The value of the investment in these shares was determined at the date in which the Company lost significant influence by reference to Aqwise's share price in the transaction (approximately $417 per share), and as of December 31, 2012 amounted to approximately $4,300.

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

The fair value of the investment in Aqwise as of December 31,2013 was determined with the assistance of an independent appraiser. The value of this investment as of December 31, 2013 was estimated at approximately $3,800. Accordingly, the Company recognized a loss from change in the value of the investment in the amount of approximately $500, under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income.

Jordan Valley

Jordan Valley Semiconductors Ltd. ("Jordan Valley") provides metrology solutions for manufacturing process control in the microelectronics industry. As of the reporting date, Elron holds approximately 19% of Jordan Valley's outstanding shares. The investment in Jordan Valley is accounted for as a financial asset measured at fair value through profit or loss.

Jordan Valley's fair value was derived from the value determined in a valuation carried out by an independent appraiser, Empire Valuation Consultants, LLC ("Empire" or the "Appraiser"). The value of this investment as of December 31, 2013 was estimated at approximately $10,440. The significant details included in this valuation pursuant to the requirements of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, with regards to an investment in unquoted shares are as follows:

1.	The subject of the valuation: Elron's investment in Jordan Valley.

2.	The valuation's effective date: As of December 31, 2013. The date of the engagement between Empire and Elron was December 20, 2013.

3.	The carrying amount of the investment in Jordan Valley in the Company's financial statements: As of June 30 , 2013 - $11,380 (unaudited), as of December 31, 2012 - $12,190.

4.
The value of Jordan Valley established by the Appraiser: Approximately $37,537. Accordingly, the value of Elron's interest was determined at $10,440. As a result, in 2013 the Company recognized a loss of approximately $1,700 (a loss of approximately $800 recognized in the second quarter (unaudited) and a loss of approximately $900 in recognized in the fourth quarter (unaudited))  under gain from disposal and revaluation of investee companies and changes in holdings, net in the statement of income.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6- Other Investments (accounted for as available for sale) (Cont.)

Jordan Valley (Cont.)

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

6.	The valuation model used by the Appraiser:

a.	The DCF Method for determining Jordan Valley's value (enterprise value).
b.	The Black and Scholes model for allocating Jordan Valley's value to different classes of shares and for determining the value of Elron's interest accordingly.

7.	The assumptions used:

a.	The discount rate (WACC): 19%.
b.	The long term growth rate: 3% per year.
c.	The terminal value as a percentage of the value determined in the valuation: 35%.
d.	The standard deviation: The volatility used in the Black and Scholes model was 40%.
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

Enablence

In 2010, Elron received shares and debentures of Enablence Technologies Inc. ("Enablence"), due to the sale of Teledata Networks Ltd.. Enablence is a foreign company publicly traded on the TSX Venture Exchange.

Debentures:

As of the date the debentures were recorded, its par value was approximately $3,779 and the investment in these debentures was treated in the financial statements as a financial asset measured at amortized cost. In 2011, due to substantial doubt in Enablence's ability to repay its debt, Elron recognized an impairment of the entire debentures' balance. In 2012, Enablence paid a negligible portion of its debt to the holders of the debentures (Elron's share was approximately $283). As a result, the Company recognized a partial cancellation of the impairment charge recognized in 2011.

In August 2013, Enablence completed a financing round with a new investor in the amount $15,000 thousand CAD. Simultaneously, a settlement agreement between Enablence and its debenture-holders, including Elron, for the partial repayment of the debt was also completed.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6- Other Investments (accounted for as available for sale) (Cont.)

Enablence (Cont.)

According to the settlement agreement, out of the consideration Enablence paid to the debenture-holders, Elron received the following consideration: approximately $1,700 in cash, of which an amount of $400 was paid in Enablence shares which were purchased for cash by an Enablence shareholder as part of the settlement agreement; and 5,880,104 Enablence shares (constituting approximately 4% of Enablence's outstanding shares), which were subject to a four month lockup period in accordance with Canadian securities legislation. The value of the shares received, as of the transaction date (less a discount in respect of the lockup period, see Note 20.F) is approximately $1,800. In addition, pursuant to the settlement agreement, the debenture-holders, including Elron, waived the outstanding debt and released Enablence from any claims in connection with the debentures.

As a result of the settlement agreement, Elron recorded in 2013 a net gain in the amount of approximately $3,500 in respect of a partial cancellation of the impairment recognized in 2011. The above-mentioned gain is presented under line item other expenses (income), net in the statement of income.

Shares:

The investment in Enablence shares is accounted for as a financial asset measured at fair value through other comprehensive income. As of December 31, 2013, the investment in shares which are not restricted, is measured according to the shares' quoted market price. The fair value of the investment in Enablence's restricted shares, received in the settlement agreement, was determined by reference to their quoted market price less a discount in respect of the lockup period. As of the date of approval of these statements, the lockup was removed from the shares received in the settlement agreement.

Note 7- Assets held for sale

Given

In light of the Given Merger, see Note 3.B.4.a) above, as of December 31, 2013, the investment in Given was classified as an asset held for sale in the statement of financial position.

Note 8-Other long-term receivables

	December 31
	2013	2012
Escrow deposits (1)	-	3,061
Other	29	771

	29	3,832

(1)
The balance as of December 31, 2012, is comprised of a deposit held in escrow due to the sale of Sync-Rx, see Note 3.A.3.b) above. As of December 31, 2013, this balance is included in line item other accounts receivable.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 9- Intangible Assets

	Technology
	and in-process	Agreement
	Development (1)	with Rafael (2)	Total

Cost
Balance at January 1, 2012 and December 31, 2012	1,871	3,051	4,922
Additions due to business combinations	814	-	814
Decrease due to sale of consolidated company	(1,224)	-	(1,224)
Balance at December 31, 2013	1,461	3,051	4,512

Amortization
Balance at January 1, 2012 and December 31, 2012	-	-	-
Amortization recognized during the year	54	-	54
Balance at December 31, 2013	54	-	54

Amortized cost
Balance at December 31, 2013	1,407	3,051	4,458
Balance at December 31, 2012	1,871	3,051	4,922

(1)	The Company examines the need for impairment in regards with these assets at least once a year.

(2)
Not systematically amortized – indefinite useful life (see Note 3.A.3.a)). The Company estimated the recoverable amount of the agreement with Rafael as part of RDC as a whole. In accordance with this examination, it was concluded that there was no need to depreciate the carrying amount of the asset in the financial statements. The assets and liabilities of RDC were included in the recoverable amount estimate.

Note 10- Other accounts payable

	December 31
	2013	2012
Accrued expenses	1,238	1,255
Liabilities to employees	1,727	706
Governmental institutions	96	118
Employees call options (*)	246	293
Other payables	218	233
	3,525	2,605

(*)	With regard to phantom options over shares of Pocared granted to the chairman of the board of directors and another employee, see Note 19.D.1.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 11- Financial liabilities

	December 31
	2013	2012

Short-term liabilities:
Loans from banks (1)	4,000	-

Long-term liabilities:
Loans from banks (1)	-	4,000

	4,000	4,000

(1)
In November 2011, Elron entered into a binding agreement with Silicon Valley Bank (the "Bank") to receive a credit line in the amount of $30,000 for a period of up to 18 months (the "Period"), which was afterwards extended until October 2014. The credit line was obtained in order to diversify and ensure additional sources of financing for the Company towards continued investing in companies held by the Company and new companies and to finance its ongoing operations. During the Period, the Company was entitled to draw down loans for periods of up to 3 years from the date of each respective draw down, at the Wall Street Journal prime rate of interest plus 0.75% per annum. According to the terms of the credit line, the Company was able to make early repayment of all the loans without any cost. At the time the credit line is actually utilized, the Company pledged shares of Given directly held by it in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized. Pursuant to the agreement with the Bank, should the ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then the Company would be required either to pledge additional Given shares or repay a portion of the credit utilized in order to maintain a coverage ratio of 3.25, or provide alternative collateral acceptable to the Bank. Subsequent to the Given Merger (see also Note 3.B.4.a) above), the credit line expired.

In April 2012, the Company drew down a loan in the amount of $5,000 from the aforementioned credit line. To secure the loan, and in accordance with the credit agreement, a pledge was placed on 1,130,000 Given shares held by the Company in favor of the Bank, which then represented approximately 3.7% of Given's outstanding shares.

In August 2012, Elron prepaid an amount of $1,000 out of the loan balance, and in January 2014, subsequent to the reporting date, Elron prepaid the rest of the loan balance, in the amount of $4,000.

The coverage ratio as of December 31, 2013 was 8.5.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 12- Royalty bearing government grants

Government grants

	2013	2012
	$ thousands

Balance as of January 1	864	958
Grants received during the year	553	1,291
Deconsolidation of a subsidiary (2013- Note 3.A.3.e), 2012-Note 3.A.3.b))	(1,272)	(910)
Amounts charged to the statement of income	(145)	(475)
Balance as of December 31 (*)	-	864
(*)	As of December 31, 2012 the balance is presented in the statement of financial position under line item royalty bearing government grants.

Note 13- Equity

A.	Composition of share capital:

	December 31,
	2013		2012
	Registered	Issued and outstanding	Registered	Issued and outstanding
	Number of shares

Ordinary shares of NIS 0.003 par value each	35,000,000	29,743,767	35,000,000	29,733,767

B.	Rights attached to shares

1.	Voting rights at the general meeting, right to dividend, rights upon liquidation of the Company and right to nominate the directors in the Company.
2.	Quoted on the Tel Aviv Stock Exchange and the over-the-counter market in the United States (see also Note 1.A).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 13- Equity (Cont.)

C.	Changes in issued and outstanding share capital

	Number of Shares	$ thousands par value

Balance at January 1, 2012	29,660,017	9,573

Exercise of employees' options into shares	73,750	*	)

Balance at December 31, 2012	29,733,767	9,573

Exercise of employees' options into shares	10,000	*	)

Balance at December 31, 2013	29,743,767	9,573

(*)	Amount less than $1.

D.	Capital management in the Company

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

In 2012, the Company declared and paid a dividend in an amount of $15,000 (approximately $0.51 per share).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 13- Equity (Cont.)

F.	Comprehensive income (loss)

Year ended December 31, 2013

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income	Total	Non-controlling interests	Total

Net gain (loss)	17,935	-	17,935	(1,005)	16,930
Loss from financial assets measured at fair value through other comprehensive income	-	(2,111)	(2,111)	-	(2,111)
Group's share of net other comprehensive loss of companies accounted for under the equity method	(14)	-	(14)	(2)	(16)

Total other comprehensive loss	(14)	(2,111)	(2,125)	(2)	(2,127)

Total comprehensive income (loss)	17,921	(2,111)	15,810	(1,007)	14,803

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

As of December 31, 2013, 567,000 options were granted under the 2003 Option Plan at an average exercise price of $8.03 per share. The exercise price is adjusted to reflect a dividend distributed following the option grant. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant. All of the options granted by the Company have expired or exercised.

2.	Changes during 2013, 2012 and 2011

The following table lists the number of share options, the weighted average exercise prices of share options and modifications to employee option plans during 2013, 2012 and 2011:

	2013		2012		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$

Share options outstanding at beginning of the year	38,750	7.93	232,500	11.01	237,500	10.96
Share options forfeited during the year	(28,750)	9.11	(120,000)	15.53	(5,000)	9.05
Share options exercised during the year (1)	(10,000)	4.49	(73,750)	4.49	-	-

Share options outstanding at end of the year	-	-	38,750	7.93	232,500	11.01

Share options exercisable at end of the year	-	-	38,750	7.93	232,500	11.01

(1)	The weighted average price per share of shares exercised in 2013 and 2012 at the date of exercise was approximately $5.

No expense was recognized in respect of share-based payment in 2013, 2012 and 2011, and no new options were granted in these years.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 14- Operating Segment

A.
The Company operates in one segment, namely "Holdings and Corporate Operations". This segment includes corporate headquarters and reflects the operations of the investments in investee companies and their sale.

B.	Revenues based on the location of customers, are as follows:

	December 31,
	2013	2012	2011(*)

Israel	3	-	1,682
USA & North America	70	-	1,110
Europe	9	-	747
Asia	-	-	5,803
South America	-	-	1,282
Other	15	-	3,479

	97	-	14,103

(*)	Represents income recognized until November 23, 2011, the date of Wavion's sale, see also Note 3.A.3.g) above.

Note 15- Contingent liabilities, pledges and commitments

A.	Legal claims

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 15- Contingent liabilities, pledges and commitments (Cont.)

A.	Legal claims (Cont.)

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

The Company has provided a provision in its financial statements of an immaterial amount, which according to the estimation of the Company's management, based, inter alia, on the opinion of its legal advisors, is sufficient to cover the financial resources that may be required of it in order to expunge the claim, if any.

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

3.
Sometimes the Company is involved in claims, in addition to those described above, in the ordinary course of business. The costs that may result from these claims are recognized as provisions only when it is more likely than not that an obligation originating from past events will arise, and the amount of that obligation can be quantified or estimated within a reliable range. The amount of the provisions is based on the estimated risk factor in every claim. Events occuring during legal deliberations may require a renewed valuation of that estimation. The Company's estimation of the risk is based on the legal opinion of its legal consultants as well as the Company's estimation of probable settlement amounts that the Company may pay, providing both parties agree to the settlement's conditions. The aggregate amount of these claims, if accepted, is estimated by the plaintiffs at an immaterial amount. No provision was included in the financial statements in respect of these additional claims.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 15- Contingent liabilities, pledges and commitments (Cont.)

B.	Commitments

1.	Operating lease commitments

The Company and the subsidiaries have operating leases in respect of their premises and motor vehicles with an average useful life of 3 years. The future minimum non-cancellable rental payments under these agreements as of December 31, 2013, are as follows:

First year	407
Second year	407
Third year	101

Total	915

2.	For details about the Services Agreement with DIC, see Note 19.B.

3.	For details about other commitments with related parties, see Note 19.

Note 16- Supplementary statement of income data

A.	Gain from disposal and revaluation of investee companies and changes in holdings, net

	For the year ended December 31
	2013	2012	2011
Medingo (see Note 3.A.3.d))	-	15,558	-
SyncRx (see Note 3.A.3.b))	-	17,016	-
Wavion (see Note 3.A.3.g))	-	-	21,436
Starling's business (see Note 3.A.3.c))	-	-	9,602
Jordan Valley (see Note 6)	(1,750)	(110)	(1,210)
Notal (see Note 6)	3,425	1,803	-
Aqwise (see Note 6)	(481)	3,929	-
Safend (1)	-	-	2,286
Change in holdings in Given (2)	4,149	829	2,084
Kyma (see Note 3.A.3.e))	2,770	-	407
Other	303	401

	8,416	39,426	34,605

(1)	In September 2011, all the shares of Safend Ltd were sold to Wave Systems Corp (the "Acquirer"), in consideration for approximately $12,800, consisting mostly of shares of the Acquirer.
(2)	As a result from exercised and expired options and restricted share units of Given's employees and services providers.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16- Supplementary statement of income data (Cont.)

B.	Cost of sales

	For the year ended December 31
	2013	2012	2011 (*)
Materials	-	-	1,659
Depreciation and amortization	-	-	81
Salaries, wages and related expenses	56	-	316
Changes in inventories and other	3	-	3,767
	59	-	5,823

(*)              Until November 23, 2011, the date of Wavion's sale, see also Note 3.A.3.g) above.

C.	Research and development expenses, net

	For the year ended December 31
	2013	2012	2011
Cost of research and development	4,154	7,238	19,731
Less: government grants	225	369	1,547

	3,929	6,869	18,184

D.	Selling and marketing expenses

	For the year ended December 31
	2013	2012	2011
Salaries, wages and related expenses	250	367	3,254
Advertising and public relations	110	13	171
Commissions and royalties	-	-	882
Other	185	525	1,365

	545	905	5,672

E.	General and administrative expenses

	For the year ended December 31
	2013	2012	2011
Salaries, wages and related expenses	2,527	2,224	3,808
Services agreement with DIC (*)	1,682	1,465	1,423
Rent and building maintenance	649	686	905
Professional services	1,244	1,332	2,094
Other	1,091	1,483	2,244

	7,193	7,190	10,474

(*)	For further information, see Note 19.B.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16- Supplementary statement of income data (Cont.)

F.	Financial income and expenses

1.	Financial income

	For the year ended December 31
	2013	2012	2011

Interest income from loans, deposits and other receivables	64	315	258
Interest income from bank deposits	239	397	601
Income from exchange rate differences, net	152	-	-
Gain from revaluation of financial assets at fair value through profit or loss	-	248	254
Other	229	281	645

Total financial income	684	1,241	1,758

2.	Financial expenses

	For the year ended December 31
	2013	2012	2011

Interest expenses on financial liabilities measured at amortized cost	162	175	426
Loss from revaluation of financial assets at fair value through profit or loss	-	1,655	314
Negative change in fair value of financial liabilities measured through profit and loss, net	-	-	714
Loss from change in exchange rate of foreign currency, net	-	119	1,822
Commissions	251	21	209
Other financial expenses	148	82	688

Total financial expenses	561	2,052	4,173

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16- Supplementary statement of income data (Cont.)

F.	Financial income and expenses (Cont.)

3.	Financial income (expenses), net, by components

	For the year ended December 31
	2013	2012	2011
Deposits and receivables
Bank deposits	239	396	611
Other deposits and other receivables	445	478	(929)

Financial assets at fair value through profit or loss	-	(1,407)	(60)

Financial liabilities
Convertible debentures	-	-	(714)
Loans from banks	(561)	(278)	(1,323)

Total financial income (expenses), net	123	(811)	(2,415)

G.	Equity in losses of associates, net

	For the year ended December 31
	2013	2012	2011
Company's share in net losses of associates (1) (2)	7,838	3,943	5,810
Amortization of excess cost in respect of associates	4,030	4,414	4,564
Total loss on equity basis, net	11,868	8,357	10,374

(1)	Including also the Company's share in the losses of former associates until the date they ceased being associates.
(2)	See also Note 3.B above.

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16- Supplementary statement of income data (Cont.)

H.	Other expenses (income), net

	For the year ended December 31
	2013	2012	2011

Impairment losses from investments, financial assets and intangible assets (1)	-	-	5,846
Gain from cancellation of impairment (2)	(3,522)	(283)	-
Equity in gains (losses) of partnerships - Innomed	-	-	1,065
Impairment charge in respect of inventory of Starling (3)	-	-	3,233
Other	35	1	(584)

Total other expenses (income), net	(3,487)	(282)	9,560

(1)	Impairment losses in 2011 are primarily due to an impairment charge in respect of Enablence's debentures (see Note 6) and an impairment charge in respect of B.P.T. Bio Pure Technology Ltd.

(2)	Gain from cancellation of the impairment charge in respect of Enablence's debentures, see Note 6 above.

(3)	Write-down of inventories in 2011 in respect of Starling, is included under other expenses (income), net since Starling did not recognize revenue from sales.

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

The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Law ("a beneficiary enterprise"), and which is derived from an industrial enterprise or a hotel.

A company that pays a dividend out of income derived from the approved enterprise or beneficiary enterprise during the tax exemption period will be subject tax in respect of the said income, at the year in which the income was earned.  When a dividend from approved enterprise and beneficiary enterprise is distributed, it is taxed at a tax rate of 15%.

Amendments to the Law for the Encouragement of Capital Investments, 1959:

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Amendment"). The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire privileged income. The Company can elect (without possibility of reversal) to apply the Amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

The amendments to the law had no influence over the deferred tax balance of the Company as of December 31, 2013.

Conditions for benefits

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

The rate of the Israeli corporate tax is as follows: 2011 - 24%, 2012 and 2013 -25%. Corporate tax applies on capital gains from the year of sale. On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly. The mentioned change does not carry any material influence over the financial statements.

On July 30, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law"), which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years. These changes include, among others, increasing the corporate tax rate from 25% to 26.5%, cancelling the reduction in the tax rates applicable to privileged enterprises (9% in development area A and 16% elsewhere) and, in certain cases, increasing the rate of dividend withholding tax within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014. There are also other changes such as taxation of revaluation gains effective from August 1, 2013. The provisions regarding revaluation gains will become effective only after the publication of regulations defining what should be considered as "retained earnings not subject to corporate tax" and regulations that set forth provisions for avoiding double taxation of overseas assets. As of the date of approval of these financial statements, these regulations have not been issued.

The deferred tax balances included in the financial statements as of December 31, 2013 are calculated according to the new tax rates that were substantially enacted as of the reporting date and, therefore, comply with the above changes, as applicable to the Company.

C.	The Company and the subsidiaries received final tax assessments through 2009.

D.	Taxes on income (tax benefit) included in the statements of income

	Year ended December 31,
	2013	2012	2011

Current taxes	-	-	-
Deferred taxes	(28,362)	(279)	400
Net taxes in respect of previous years	(39)	17	202

	(28,401)	(262)	602

E.	Long term taxes

As of December 31, 2013, the Company and consolidated companies had tax liabilities in the amount of $5,386 ($4,457 as of December 31, 2012) which are presented under non-current liabilities, and deferred tax assets in the amount of $28,994 under non-current assets.

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17- Taxes on Income (Cont.)

E.	Long term taxes (Cont.)

As a result from the Given Merger, see also Note 3.B.4.a) above, the Company recognized a deferred tax asset in the amount of approximately $11,250 in respect of the temporary difference between the cost of its investment in Given for tax purposes and its carrying value, and deferred tax asset in the amount of approximately $17,750 in respect of carryforward losses that are expected to be utilized in 2014, due to the expected gain from this transaction (as of December 31, 2012 no deferred tax assets were recorded). In addition, the Group recorded a tax liability in the amount of approximately $4,100 in respect of the temporary difference from RDC's investment in Given. This liability was partially set off by a deferred tax asset in the amount of approximately $3,500 in respect of RDC's carryforward losses that are expected to be utilized in 2014, due to the Given Merger. The deferred taxes are calculated using a tax rate of 26.5%, based on the expected applicable tax rate at the date of utilization.

Carryforward operating tax losses and capital losses of the Company and consolidated companies total approximately $328,000 as of December 31, 2013. Carryforward tax losses in Israel may be set against future taxable income. Deferred tax assets relating to carryforward losses in the amount of approximately $65,000 were not recognized because their utilization in the foreseeable future is not probable. In addition, the Company does not have tax results carried to other comprehensive income.

Tax assets in the amount of approximately $21,000 (approximately $18,000 as of December 31, 2012) have not been recognized in respect of temporary differences associated with investments in investees in the amount of approximately $81,000 (approximately $72,000 as of December 31, 2012), because the realization of these investments in the foreseeable future is not expected (which realization is at the Company's discretion), and because the distribution of dividends by these companies is not liable for tax.

F.	Theoretical tax:

	Year ended December 31,
	2013	2012	2011

Income (loss) before taxes on income	(11,471)	15,576	(14,107)

Statutory tax rate	25%	25%	24%

Tax (tax benefit ) computed at the statutory tax rate	(2,868)	3,894	(3,386)
Increase (decrease) in taxes on income (tax benefit) resulting from the following factors:
Company's share of losses of associates, net	2,967	2,089	2,490
Changes in temporary differences with respect to which deferred taxes were not recognized	(341)	(17,503)	(8,414)
Increase in unrecognized tax losses for which deferred taxes were not recognized	279	10,825	9,693
Deferred taxes recorded in respect of temporary difference in the investment in Given, for which deferred taxes were not recognized in the past	(7,155)	-	-
Deferred taxes recorded in respect of prior periods losses and benefits, for which deferred taxes were not recognized in the past	(21,285)	-	-
Utilization of previously unrecognized tax losses for which deferred taxes were not recognized in the past	-	-	(37)
Non-deductible expenses for tax purposes	41	416	413
Income in a special tax rate	-	-	(359)
Taxes in respect of previous years	(39)	17	202

Taxes on income (tax benefit)	(28,401)	(262)	602

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18- Net earnings (loss) per share

A.	Basic net earnings (loss) per share

1.	Details of the income (loss) used in the computation of basic net earnings (loss) per share

	Year ended December 31,
	2013	2012	2011

Net earnings (loss) attributable to ordinary shareholders	17,935	4,357	(8,417)

Adjustment for Company's share in the basic loss per share of associates (*)	(1,939)	(1,751)	(1,745)

Income (loss) used in computation of basic net earnings (loss) per share	15,996	2,606	(10,162)

*)
Represents adjustments for differences between the Company's share in the income or losses of associates, and the associate's earnings or loss per share multiplied by the number of shares held by the Company.

2.	Details of the number of shares used in the computation of basic net earnings (loss) per share

	Year ended December 31,
	2013	2012	2011

Balance as of January 1	29,733,767	29,660,017	29,660,017

Effect of options converted into shares	8,860	3,760	-

Weighted average number of ordinary shares used in the computation of basic net earnings (loss) per share	29,742,627	29,663,777	29,660,017

B.	Diluted net earnings (loss) per share

To compute diluted net earnings (loss) per share for 2013, 2012 and 2011, options to employees under share-based payment plans have not been taken into account since their conversion had anti-dilutive effect.

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19- Balances and transactions with related and interested parties

A.	Related parties

The related parties of the Company are DIC, IDB Development Corporation Ltd. ("IDB"), related parties of DIC and IDB, associates and subsidiaries, directors and key management personnel of the Company, DIC or IDB, and a close member of the family of any of the persons mentioned above. For details regarding holdings in investee companies – see Note 3.

For details in respect of Elron's, RDC's and DIC's holdings in Given, prior to its sale, see Note 3.B.4.a).

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

Services agreement with DIC

On March 19, 2009, the Company entered into a Services Agreement with DIC, effective from May 1, 2009, ("the Services Agreement" or "the Agreement"), which was approved by the Company's audit committee and board of directors, and subsequently, by a special meeting of the Company's shareholders. In February 2012, the Services Agreement was amended and extended for a further three year period commencing from May 1, 2012 (the "Revised Agreement"). The agreement's amendment and extension was approved by the Company's audit committee and board of directors, and subsequently, by a special meeting of its shareholders.

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares

Note 19- Balances and transactions with related and interested parties (Cont.)

Services agreement with DIC (Cont.)

According to the agreement, each party has the right to terminate it on at least 120 days prior notice if DIC is no longer the Company's largest shareholder. Pursuant to the agreement, the Company receives managerial and administrative services from DIC that include CEO, CFO, comptroller, general counsel, corporate secretary, junior employee and administration employee services. Pursuant to the agreement, during its first three year period, Elron paid DIC an annual fee equivalent to NIS 4,700,000, CPI-linked. Pursuant to the Revised Agreement, the Company pays DIC an annual fee equivalent to NIS 5,900,000, CPI-linked (approximately $1,764 as of December 31, 2013). Under the agreement, the services are provided by persons designated by DIC, subject to the Company's approval (other than the CEO and CFO who are appointed by the Company following its proposal of such officers and approval by DIC and the Company's board of directors, and other than the comptroller, general counsel and corporate secretary, who are appointed by the Company following its proposal of such officers and approval by DIC) and are employed or otherwise engaged by DIC, at its expense ("Staff Persons"). The services do not include chairman of the board services and other headquarter services (such as offices, professional services of third parties etc.). In connection with the Services Agreement, all the Company's employees, except its Chairman, were terminated in May 2009, some of whom joined DIC.

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

Services agreement with DIC (Cont.)

The payments made to DIC under the service agreement in 2013 are: management fees in the amount of $1,682. This amount does not include regular payments made to DIC in immaterial amounts, which are detailed in Note 19.D

Loans to subsidiaries

a)	For details on loans granted by the Company to Starling see Note 3.A.3.c).

b)	For details on loans granted by the Company to Pocared, see Note 3.B.4.b).

The Company's engagement with IDB in an arrangement providing for the use of space in the Company's offices

On July 21, 2010, following approval by the Company's audit committee and board of directors, the Company's shareholders approved an agreement between the Company and IDB pursuant to which the Company would agree to make available to IDB, to the extent that it is interested, from time to time, available office space in its offices at 3 Azrieli Center, 42nd floor, Tel Aviv, Israel, which space is not used by the Company, in accordance with the terms of its lease agreement. In consideration for the use of available office rooms which IDB shall wish to use, IDB shall pay the Company an amount per square meter equal to the amount per square meter according to the rental fees (including management fees to the management company of the building in which the Company's offices are located) and the municipality taxes which the Company pays for its offices. The calculation of the amount per such square meter shall be according to the total net area (in square meters) of the Company's offices and office rooms which shall be used by IDB without taking into account a pro rata share of the public areas located outside the Company's offices. As of the reporting date, the consideration for such use amounts to approximately NIS 179 (approximately $0.052) per square meter per month, CPI-linked plus VAT as required by law. Following the approval of this arrangement, IDB notified the Company that it intended to use one of the available rooms based on the above conditions. On August 8, 2011, the Company's audit committee resolved to limit the Company's agreement with IDB providing for the use of the Company's office space to a three-year period commencing on the date of such resolution, until August 8, 2014. In addition, in March 8, 2011, the Company's audit committee approved the use of one of the available rooms by DIC. This arrangement with DIC is a negligible transaction for the Company.

The Company's engagement with IDB in an arrangement to receive support center services

On July 21, 2010, following approval by the Company's audit committee and board of directors, the Company's shareholders approved an agreement between the Company and IDB pursuant to which the Company would receive IT support services from IDB's IT support center in consideration for the Company's pro rata portion of the support center's costs in connection therewith, calculated pro rata to the number of users receiving IT support from the IDB support center.On August 8, 2011, the Company's Audit Committee resolved to limit the Company's agreement with IDB providing for the receipt of IT support services to a three-year period commencing on the date of such resolution, until August 8, 2014.

Directors' compensation in connection with service provided by officers as directors of Given

The Company received directors' remuneration of approximately $67 in 2013 in connection with the service provided by its officers on the board of directors of Given.

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares

Note 19- Balances and transactions with related and interested parties (Cont.)

C.	Composition of balances with interested and related parties

As of December 31, 2013

	Controlling shareholder (parent company)	Other related parties and interested parties	Ultimate parent company	Associates	Key management personnel

Other accounts receivable	-	-	-	35	-
Trade and other accounts payable	-	(11)	(21)	-	(141)
Highest balance during the year of loans and current debts	-	-	-	64	-

As of December 31, 2012

	Controlling shareholder (parent company)	Other related parties and interested parties	Ultimate parent company	Associates	Key management personnel

Other accounts receivable	-	-	-	44	-
Trade and other accounts payable	(8)	(1)	(20)	(25)	(94)
Highest balance during the year of loans and current debts	-	-	-	24	-

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties

Year ended December 31, 2013

	For terms see Note	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates	Key management personnel	Other related parties and interested party

Income (*)		8	-	5	143	-	-

Expenses
Services Agreement-related expenses	19.B	(1,682)	-	-	-	-	-
Directors' remuneration	19.D.2	(13)	-	(28)	-	(362)	-
Insurance-related expenses		-	-	-	-	-	(117)
Salaries, wages and related expenses		-	-	-	-	(742)	-
Other		-	(18)	(59)	-	-	(74)

		(1,687)	(18)	(82)	143	(1,104)	(191)

(*)	Mainly interest and participation in directors' remuneration.

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Year ended December 31, 2012

	For terms see Note	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates	Key management personnel	Other related parties and interested party

Income (*)		6	-	4	214	-	-

Expenses
Services Agreement-related expenses	19.B	(1,465)	-	-	-	-	-
Directors' remuneration	19.D.2	(38)	-	(31)	-	(351)	-
Insurance-related expenses		-	-	-	-	-	(120)
Salaries, wages and related expenses		-	-	-	-	(513)	-
Other		-	(44)	(58)	-	-	(119)

		(1,497)	(44)	(85)	214	(864)	(239)

(*)	Mainly interest and participation in directors' remuneration.

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Year ended December 31, 2011

	For terms see Note	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates	Key management personnel	Other related parties and interested party

Income (*)		11	-	3	121	-	-

Expenses
Services Agreement-related expenses	19.B	(1,423)	-	-	-	-	-
Directors' remuneration	19.D.2	(48)	-	(9)	-	(372)	-
Insurance-related expenses		-	-	-	-	-	(123)
Salaries, wages and related expenses		-	-	-	-	(697)	-
Other		-	(145)	(49)	-	-	(68)

		(1,460)	(145)	(55)	121	(1,069)	(191)

(*)            Mainly interest and participation in directors' remuneration.

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Compensation of key management personnel employed by the Company (including directors)

	No. of personnel in	For the year ended December 31, 2013	No. of personnel in	For the year ended December 31, 2012	No. of personnel in	For the year ended December 31, 2011
	2013	$ thousands	2012	$ thousands	2011	$ thousands
Short-term employee benefits	1	702	1	474	1	509
Termination benefits	1	58	1	53	1	56
Share-based payment transactions	1	(18)	1	(14)	1	132
Total		742		513		697

Compensation of key management personnel not employed by the Company (including directors)

	No. of personnel in	For the year ended December 31, 2013	No. of personnel in	For the year ended December 31, 2012	No. of personnel in	For the year ended December 31, 2011
	2013	$ thousands	2012	$ thousands	2011	$ thousands
Short-term employee benefits	8	403	10	420	10	429

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period relating to key management personnel.

The amounts disclosed in the table do not include compensation paid to key management personnel of the Company by DIC according to the Services Agreement (see Note 19.B above).

1.	Grants:

On March 10, 2011, the Company's board of directors approved (following approval by the Company's audit committee) a payment of a bonus to Mr. Mientkavich of NIS 1,200 tousand (approximately $334) for the year 2010. This bonus was not presented to the general meeting of the shareholders for approval, and has not yet been paid. Due to the fact that the bonus was not yet ultimately paid, despite having been approved, in 2011 the Chairman approached the Company and proposed that the bonus will be a performance bonus in lieu of the cash bonus, such that the value of the performance bonus will be only approximately 45% of the value of the cash bonus that was previously approved but not yet paid, and will include an option component that is directly linked to the Company's performance or to significant challenges facing it. Due to the importance of Pocared to the Company and to its holdings, it was proposed that in lieu of the aforementioned cash bonus, the Company will approve the grant of (phantom) options of Pocared to the Chairman from Pocared shares held by Elron, which shall only be cash exercisable. On February 1, 2012, the Company's shareholders (following approval of the Company's audit committee and board of directors), approved the granting of phantom options over 375,722 Preferred F Shares of Pocared to the Chairman, representing 2% of the Company's holdings in Pocared's Preferred F Shares (approximately 0.5% of Pocared's share capital). The exercise price per share of each option shall be $0.605.

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

In respect of this grant the Company recognized an income in the amount of approximately $18 in 2013 due to a decrease in these options' fair value (and in 2012 and 2011 an income in the amount of approximately $14 and an expense in the amount of approximately $132, respectively).

In addition, an employee (who provides services to Elron under the Services Agreement with DIC) was granted phantom options for shares of Pocared on similar terms. In respect of this grant the Company recognized in 2013 an income in the amount of approximately $29 due to a decrease in these options' fair value (and in 2012 and 2011 an income in the amount of approximately $24 and an expense in the amount of approximately $200, respectively).

According to the provisions of the Company's compensation policy and since the Company met the threshold conditions set forth in the policy, Mr. Mientkavich is entitled to an annual bonus for 2013 in the amount of NIS 739 thousand. A part of the bonus in the amount of NIS 116 thousand (in addition to index-linkage from December 31, 2013) shall be paid to Mr. Mientkavich shortly after the date of approval of the financial statements for 2014, subject to meeting threshold conditions set forth in the compensation policy.

According to the provisions of the Company's compensation policy and since the Company met the threshold conditions set forth in the policy, Mr. Ari Bronshtein, the CEO of the Company, is entitled to an annual bonus for 2013 in the amount of NIS 1,691 thousand. This bonus reflects 11.8 times his monthly compensation cost. A part of the bonus in the amount of NIS 143 thousand (in addition to index-linkage from December 31, 2013) shall be paid to Mr. Bronshtein shortly after the date of approval of the financial statements for 2014, subject to meeting threshold conditions set forth in the compensation policy.

2.	Directors' compensation

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

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19-Balances and transactions with related and interested parties (Cont.)

2.	Directors' compensation (Cont.)

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

Directors' fees which do not exceed the customary remuneration that was paid by the Company for the year 2013 to the directors of the Company during this period, 8 directors in total, amounted to approximately $403 (see section D above). Of such amount, a sum of approximately $28 was paid to IDB for the service of a former officer thereof as director of the Company, a sum of approximately $13 was paid to DIC for the service of a former officcer thereof as director of the Company, and a sum of approximately $26 was paid to Dori Manor, a controlling shareholder of the Company (at the date of payment), for his office as a director of the Company, in 2013. Since September 2010, Ms. Rona Dankner, a former director of the Company and the daughter of the former ultimate controlling shareholder of the Company, Mr. Nochi Dankner, waived the entire director's remuneration that she is entitled to receive from the Company (which amounted to immaterial yearly amount).

3.	Share based payments

The chairman of the board of directors, Mr. Mientkavich, in his capacity as a director of Given, held the following options to purchase ordinary shares and restricted share units of Given. These options and share units were excercised when the Given Merger was completed, in February 2014, subsequent to the reporting date.

Date	Number	Exercise price ($)	Exercise period	Fair value ($)
July 2007	Options for the purchase of 35,000 shares	29.42	4 equal shares until July 2014	413
June 2008	Options for the purchase of 10,000 shares	16	From the first anniversary of the grant date until June 2015	55
August 2009	Options for the purchase of 10,000 shares	11.55	From the first anniversary of the grant date until August 2014	44
June 2010	4,545 share units	-	Commencing May 2011	80
May 2011	4,545 share units	-	Commencing May 2012	92
May 2012	4,545 restricted share units	-	Commencing 2013 shareholders meeting	81
October 2013	5,233 restricted share units	-	4 equal shares until October 2016	100

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Financial instruments

A.	Classification of financial assets and financial liabilities

The financial assets and financial liabilities in the statement of financial position are classified by groups of financial instruments pursuant to IAS 39 and IFRS 9:

	December 31,
	2013	2012
Financial assets:

Financial assets measured at amortized cost:
Other accounts receivable	3,269	3,559
Other long-term receivables	-	3,693

Financial assets measured at fair value through profit or loss	25,453	22,325

Financial assets measured at fair value through other comprehensive income	847	1,250

Financial liabilities:

Financial liabilities measured at amortized cost:
Loans from bank and others	4,000	4,000
Trade payables and other current liabilities	3,683	2,830
Royalty bearing government grants	-	864

B.	Management of financial risks

The Group is exposed to various risks resulting from the use of financial instruments, such as:
•	Market risk (including currency risk, CPI risk, interest rate risk and other price risk).
•	Credit risk.
•	Liquidity risk.

The officer responsible for management of the Company's risks is Mr. Yaron Elad, the Company's CFO.

The handling of financial exposures, formulation of hedging strategy, supervision over, execution and provision of an immediate response to extraordinary developments in the various markets, is under the responsibility of the officer responsible for the Company's risk management, who acts in consultation with the Company's CEO, audit committee members and investment committee members. The audit committee is updated as to the implementation of the Company's policy at least on a quarterly basis.

The main purpose of the financial liabilities is to finance the Company's and group companies' operations. The Group's financial assets include other receivables (current and non-current), and cash and short-term deposits that derive directly from its operations. The Company also holds investments measured at fair value.

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Financial instruments (Cont.)

B.	Management of financial risks (Cont.)

Market risk

Market risk is the risk that the fair value of the future cash flows from a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: currency risk, CPI risk, other price risk and interest rate risk. Financial instruments affected by market risk include loans and credit, deposits and investments measured at fair value.

1.	Currency risk

Since most of the investee companies operate in Israel, the Group's main exposure results from changes in the exchange rate between the New Israeli Shekel ("NIS") and the dollar. Elron's functional currency, as well as that of most of its investee companies, is the dollar. Elron's policy is to reduce exposure to exchange rate fluctuations by having, to the extent possible, most of its and its investee companies' assets and liabilities, as well as most of their revenues and expenditures in dollars, or dollar linked. However, salaries and related expenses, as well as expenses related to the DIC Services Agreement (see Note 19.B) and other operating expenses are denominated in NIS. It is the Company's and its investee companies' policy to use derivative financial instruments to protect from changes in the exchange rate between the NIS and the dollar and to keep a portion of the Company's and its investee companies' resources in NIS against a portion of their future NIS expenses and against liabilities denominated in NIS. If the NIS should strengthen against the dollar, it may harm the Company's and its investee companies' results of operations.

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

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Financial instruments (Cont.)

B.	Management of financial risks (Cont.)

4.	Interest risk

The Group is exposed to market risks resulting from changes in interest rates, relating primarily to Elron's and RDC's obligations to banks and interest bearing deposits in banks. As of the approval date of the financial statements, Elron and RDC do not use derivative financial instruments to limit exposure to interest rate risk. In addition, as of December 31, 2013 the Company has received a variable interest loan from Silicon Valley Bank in the amount of $4,000 (which was prepaid subsequent to the reporting date, see Note 11 above). In addition, certain of the investee companies have variable interest loans. Therefore, an increase in interest rates would result in an increase in their and the Company's financial expenses.

The following table details the interest of the Group's interest-bearing financial instruments:

	December 31,
	2013	2012
Fixed rate instruments:

Financial assets	30,707	49,550

	30,707	49,550
Floating rate instruments:

Financial assets	-	2,902
Financial liabilities	(4,000)	(4,864)

	(4,000)	(1,962)

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument, leading to a financial loss. The Group is exposed to credit risk from its operating activities and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

As the Group holds most of its cash and cash equivalents, short-term and long-term investments, escrow deposits and other financial instruments in various financial institutions with high credit ratings, the Group does not have significant concentrations of credit risk. The Company's policy is spreading out its cash investments among the various institutions. As of December 31, 2013, cash and cash equivalents amounted to $32,291. In addition, other  accounts receivable include $3,073 in escrow from the sale of SyncRx (see Note 3.A.3.b)).

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Financial instruments (Cont.)

B.	Management of financial risks (Cont.)

Liquidity risks

The Group's policy for managing its liquidity is to assure, to the extent possible, that it will have sufficient liquidity to settle its liabilities in a timely manner and to ascertain the existence of the cash balances it requires to meet its financial obligations.

C.	Sensitivity tests relating to changes in market factors

A change in the interest rate, exchange rate or CPI as of December 31, 2013 and 2012 would not have changed the Company's equity and income or loss in material amounts.

D.	Sensitivity tests relating to price risk

A change in the fair value of financial assets measured at fair value through profit or loss would increase (decrease) the Company's equity and income (loss) in the theoretical amounts presented below.

	2013	2012	2011

5% increase	1,273	1,116	748
10% increase	2,545	2,233	1,496
5% decrease	(1,273)	(1,116)	(748)
10% decrease	(2,545)	(2,233)	(1,496)

A change in the fair value of financial assets measured at fair value through other comprehensive income would not have changed the Company's equity in material amounts.

E.	Fair value of financial instruments

The carrying amount of all of the Company's financial assets and liabilities, including cash and cash equivalents, other accounts receivable, other investments measured at fair value, other long term receivables, other accounts payable, trade payables, royalty bearing government grants and loans from banks, conform to or approximate their fair values.

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

According to the Company's policy, transfers between the fair value hierarchy are considered to have occurred in the date of the event or change in circumstances that caused the transfer.

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Financial instruments (Cont.)

F.	Classification of financial instruments by fair value hierarchy (Cont.)

Financial assets measured at fair value:

December 31, 2013:

	Level 1	Level 2 (*)	Level 3
Other investments measured at fair value	144	703	25,453

December 31, 2012:

	Level 1	Level 2	Level 3
Other investments measured at fair value	178	-	23,397

*)
As noted above in Note 6, shares of Enablence received under the settlement agreement are subject to a four month lockup period. As of December 31, 2013, the fair value of the investment in Enablence's restricted shares was determined by reference to their quoted market price less a discount in respect of the lockup period. The discount was estimated based on the Option Pricing Model method and amounted to approximately $40 as of December 31, 2013. The discount alone was measured according to level 2, and deducted from the quoted market price of the shares according to level 1.

Changes in financial assets classified in Level 3:

Financial assets measured at fair value

Balance as of January 1, 2012	16,014

Total recognized income:
In profit or loss	1,813
In other comprehensive income	19
Transfer into level 3 due to a decrease in holdings in companies measured according to the equity method of accounting prior to their classification as financial assets (see Note 6)	4,301
Investment	1,250
Balance as of December 31, 2012	23,397

Total recognized income (loss):
In profit or loss	1,193
In other comprehensive income (loss)	(1,071)
Investment	1,934
Balance as of December 31, 2013	25,453

Total gain for 2013 included in profit or loss relating to assets held at the end of the reporting year	1,193
Total gain for 2012 included in profit or loss relating to assets held at the end of the reporting year	1,813

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

As of December 31, 2013 the contractual repayment date of all financial liabilities is in 2014, as following: trade payables- $176, other accounts payable- $3,507, loans from banks- $4,011, including interest payment (the loan was prepaid subsequent to the reporting date, see also Note 11)

	December 31, 2012
	Total							No
	projected						More	specific
	cash	First	Second	Third	Fourth	Fifth	than	repayment
	flows*	year	year	year	year	year	5 years	date

Trade payables	237	237	-	-	-	-	-	-
Other current financial liabilities	2,601	2,601	-	-	-	-	-	-
Loans from banks	4,375	160	160	4,055	-	-	-	-
Royalty bearing government grants	864	-	-	-	-	-	-	864
	8,077	2,998	160	4,055	-	-	-	864

*)	The anticipated cash flows were calculated on the basis of the exchange rates that prevailed on December 31, 2012.

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Financial instruments (Cont.)

G.	Liquidity risk (Cont.)

2.	The expected maturity profile of financial assets according to their contractual terms in non-capitalized amounts (including an estimate of interest to be received):

December 31, 2013:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Un-determined	Total
Financial assets measured at amortized cost:
Deposits and receivables	3,269	-	-	-	-	-	-	3,269

Financial assets measured at fair value through profit or loss:
Shares	-	-	-	-	-	-	25,453	25,453

Financial assets measured at fair value through other comprehensive income:
Shares	-	-	-	-	-	-	847	847

	3,269	-	-	-	-	-	26,300	29,569

December 31, 2012:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Un-determined	Total
Financial assets measured at amortized cost:
Deposits and receivables	3,558	3,061	-	-	-	-	632	7,251

Financial assets measured at fair value through profit or loss:
Shares	-	-	-	-	-	-	22,325	22,325

Financial assets measured at fair value through other comprehensive income:
Shares	-	-	-	-	-	-	1,250	1,250

	3,558	3,061	-	-	-	-	24,207	30,826

Elron Electronic Industries Ltd.
Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 20- Financial instruments (Cont.)

H.	Linkage terms of assets and liabilities on a consolidated basis

December 31, 2013:

	NIS (CPI linked)	USD (or USD linked)	NIS (not linked)	Non- monetary item**	Total
Assets *
Cash and cash equivalents	-	28,567	3,724	-	32,291
Other accounts receivable	16	59	166	165	406
Assets held for sale	-	-	-	108,735	108,735
Investments in associates	-	-	-	8,541	8,541
Other investments measured at fair value	-	-	-	26,300	26,300
Property, plant and equipment, net	-	-	-	75	75
Deferred tax assets	-	-	-	28,994	28,994
Intangible assets, net	-	-	-	4,458	4,458
Other long-term receivables	-	3,073	29	-	3,102

	16	31,699	3,919	177,268	212,902

Liabilities *
Trade payables	-	25	151	-	176
Other accounts payable	-	885	2,373	267	3,525
Long term loans from banks	-	4,000	-	-	4,000
Long term taxes	-	-	-	5,386	5,386

	-	4,910	2,524	5,653	13,087

*)	Non-current assets and liabilities in this table include their current maturities.
**)	Including non-financial items.

December 31, 2012:

	NIS (CPI linked)	USD (or USD linked)	NIS (not linked)	Non- monetary item**	Total
Assets *
Cash and cash equivalents	-	44,766	2,759	-	47,525
Other accounts receivable	34	1,443	91	296	1,864
Investments in associates	-	-	-	113,217	113,217
Other investments measured at fair value	-	-	-	23,575	23,575
Property, plant and equipment, net	-	-	-	177	177
Intangible assets, net	-	-	-	4,922	4,922
Other long-term receivables	-	5,663	64	75	5,802

	34	51,872	2,914	142,262	197,082

Liabilities *
Trade payables	11	49	177	-	237
Other accounts payable	-	944	1,348	313	2,605
Long term loans from banks	-	4,000	-	-	4,000
Royalty bearing government grants	-	864	-	-	864
Long term taxes	-	-	-	4,457	4,457

	11	5,857	1,525	4,770	12,163

*)	Non-current assets and liabilities in this table include their current maturities.
**)	Including non-financial items.

Elron Electronic Industries Ltd.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

A.	Details Relating to Investments in the consolidated financial statements as of December 31, 2013

	Rate of holdings in equity		Consolidated rate of holdings in equity	Elron's effective rate of holdingsin equity (3)	Fully diluted consolidated rate of holdings	Elron's fully diluted effective holdings (3)	Consolidated carrying value of investment December 31, 2013	Market value of investment
	Elron (1)	RDC(2)						December 31, 2013		March 10, 2014
	%						$ thousands
Investments in investee companies

Subsidiaries:

Cloudyn Software Ltd.	-	45.94	45.94	20.43	43.33	19.27	399	-		-
Pose POS Ltd. (formerly Blitz Branding Ltd.)	-	43.30	43.30	19.25	45.16	20.08	437	-		-

Associates:

Given Imaging Ltd. (4)	20.57	8.05	28.61	24.60	26.26	22.57	108,735	284,702		N/A
NuLens Ltd.	34.72	-	34.72	34.72	29.84	29.84	(100)	-		-
BrainsGate Ltd.	29.87	-	29.87	29.87	26.82	26.82	957	-		-
Pocared Diagnostics Ltd.	41.35	-	41.35	41.35	36.35	36.35	551	-		-
Cartiheal (2009) Ltd.	32.31	-	32.31	32.31	27.27	27.27	2,726	-		-
Kyma Medical Technologies Ltd.	-	64.41	64.41	32.27	45.80	22.95	3,863	-		-
DES Dry Eye Solutions Ltd.	17.00	-	17.00	17.00	30.00	30.00	500
Numbeez Ltd.	-	37.85	37.85	16.83	34.29	15.25	47	-		-
Plymedia Inc.	26.74	-	26.74	26.74	19.25	19.25	-	-		-

Other investments:

Notal Vision Inc.	22.34	-	22.34	22.34	18.07	18.07	11,009	-		-
Jordan Valley Semiconductors Ltd.	18.83	-	18.83	18.83	16.95	16.95	10,440	-		-
Atlantium Technologies Inc.	7.77	-	7.77	7.77	6.60	6.60	130	-		-
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	3,809	-		-
Enablence Technologies Inc.	4.45	-	4.45	4.45	N/A	N/A	847	847	(5)	767

(1)	Including holding through Elron's fully-owned subsidiaries.
(2)	Including holding through RDSeed.
(3)	Elron's effective holdings include holdings by RDC multiplied by 50.10% and holdings by RDSeed multiplied by 89% (RDC's holding rate in RDSeed) and by 50.10% (Elron's holding rate in RDC).
(4)	For details regarding the Given Merger subsequent to the reporting date and its classification as held for sale as of December 31, 2013, see Note 3.B.4.a).
(5)	The value of the Enablence shares was determined based on their quoted price on the TSX Venture Exchange and less a discount in respect of the lockup period (see also Note 6 above).

Given Imaging Ltd. and its Subsidiaries Consolidated Financial Statements As of and for the Year Ended December 31, 2013

Given Imaging Ltd. and its subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Given Imaging Ltd.

We have audited the accompanying consolidated balance sheets of Given Imaging Ltd. (the “Company”) and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Haifa, Israel,
February 27, 2014

Given Imaging Ltd. and its Subsidiaries
Consolidated Balance Sheets
(In thousands except share data)

		December 31,
	Note	2013	2012
Assets

Current assets
Cash and cash equivalents	1D; 2	$44,136	$35,442
Short-term investments	1H; 5	90,315	58,446
Accounts receivable:
Trade	1E	33,064	31,279
Other	3	6,817	4,654
Inventories	1F; 4	26,451	22,591
Advances to suppliers		847	1,349
Deferred tax assets	1P; 14D	3,879	2,646
Other current assets		3,199	2,689

Total current assets		208,708	159,096

Other long term assets		1,048	924

Assets held for employees’ severance payments	1G; 10	9,967	7,974

Long-term investments	1H; 5	33,029	30,188

Non-current inventory	1F; 4	4,478	6,150

Fixed assets, less accumulated depreciation	1I; 6	10,772	12,335

Intangible assets, less accumulated amortization	1J; 7; 16	26,904	30,705

Goodwill	1K; 16; 17	26,942	26,942

Total Assets	$321,848	$274,314

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Balance Sheets
(In thousands except share data)

		December 31,
	Note	2013	2012
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	8A	$-	$38
Accounts payable:
Trade		10,754	8,756
Other	9	28,943	27,091
Deferred income		1,403	929

Total current liabilities		41,100	36,814

Long-term liabilities
Liability in respect of employees’ severance payments	10	10,828	8,761
Contingent consideration in respect of business combination	1V, 16C	1,239	1,038
Deferred tax liabilities	14D	3,669	4,675
Other long-term liabilities	8A	105	78
Total long-term liabilities		15,841	14,552

Total liabilities		56,941	51,366

Commitments and contingencies	8

Equity	11
Ordinary Shares, NIS 0.05 par value each
(90,000,000 shares authorized as of December 31, 2013 and 2012,
33,078,646 and 31,080,876 shares issued and fully
paid as of December 31, 2013 and 2012, respectively)		393	367
Additional paid-in capital		251,771	219,103
Capital reserve		1,591	1,591
Accumulated other comprehensive income		15	266
Retained earnings		11,137	1,621
Total equity		264,907	222,948

Total liabilities and equity	$321,848	$274,314

President and CEO	CFO

Date of approval of the financial statements: 27 February, 2014

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Income and Comprehensive Income
(In thousands except share and per share data)

		Year ended December 31,
	Note	2013	2012	2011
Revenues	1N; 12	$190,769	$180,501	$177,955
Cost of revenues		(43,784)	(42,971)	(41,466)

Gross profit		146,985	137,530	136,489

Operating expenses
Research and development, gross	1Q	(25,703)	(25,627)	(26,129)
Government grants	1O; 8C	1,115	1,439	1,113
Research and development, net		(24,588)	(24,188)	(25,016)

Sales and marketing		(82,164)	(76,272)	(75,014)
General and administrative		(25,415)	(22,746)	(23,078)
Other, net	6; 7	(498)	(455)	(397)

Total operating expenses		(132,665)	(123,661)	(123,505)

Operating profit		14,320	13,869	12,984

Financial income, net	13	91	847	1,343

Profit before taxes on income		14,411	14,716	14,327

Income tax expense	1P; 14	(4,895)	(459)	(2,158)

Net profit		9,516	14,257	12,169

Net loss (profit) attributable to non-controlling interest	16A	-	93	(191)

Net profit attributable to shareholders		9,516	14,350	11,978

Net change in respect of available-for-sale securities		(251)	1,151	(980)
Total comprehensive profit attributable to
shareholders		9,265	15,501	10,998

Total comprehensive profit (loss) attributable
to non-controlling interest		-	(93)	191

Total comprehensive profit		$9,265	$15,408	$11,189

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
(In thousands except share data)

	Shareholders of the Company
					Accumulated	Retained
			Additional		Other	Earnings	Non-
			Paid-In	Capital	Comprehensive	(Accumulated	controlling
	Ordinary Shares		Capital	Reserve	Income (loss)	Deficit)	interests	Total
	Shares	Amount
Balance as of January 1, 2011	29,829,277	$350	$194,899	$2,051	$95	$(24,707)	$100	$172,788

Change during the year 2011:
Net profit	-	-	-	-	-	11,978	191	12,169
Net change in respect of available-for-sale securities	-	-	-	-	(980)	-	-	(980)
Exercise of equity awards	619,561	9	6,576	-	-	-	-	6,585
Stock based compensation	-	-	7,363	-	-	-	-	7,363

Balance as of December 31, 2011	30,448,838	359	208,838	2,051	(885)	(12,729)	291	197,925

Change during the year 2012:
Net profit (loss)	-	-	-	-	-	14,350	(93)	14,257
Net change in respect of available-for-sale securities	-	-	-	-	1,151	-	-	1,151
Exercise of equity awards	632,038	8	4,107	-	-	-	-	4,115
Stock based compensation	-	-	6,158		-	-	-	6,158
Change in non-controlling interest	-	-	-	(460)	-	-	(198)	(658)

Balance as of December 31, 2012	31,080,876	367	219,103	1,591	266	1,621	-	222,948

Change during the year 2013:
Net profit	-	-	-	-	-	9,516	-	9,516
Net change in respect of available-for-sale securities	-	-	-	-	(251)	-	-	(251)
Exercise of equity awards	1,997,770	26	27,070	-	-	-	-	27,096
Stock based compensation	-	-	5,598	-	-	-	-	5,598

Balance as of December 31, 2013	33,078,646	$393	$251,771	$1,591	$15	$11,137	$-	$264,907

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

Year ended December 31,
2013	2012	2011

Cash flows from operating activities:
Net profit	$9,516	$14,257	$12,169

Adjustments required to reconcile net profit to net cash
provided by operating activities:

Depreciation and amortization	8,818	8,597	8,296
Losses from available-for-sale marketable securities	635	8	47
Change in deferred taxes	(2,441)	(1,795)	(409)
Stock based compensation	5,598	6,158	7,363
Loss from disposal of fixed assets and intangible assets	575	484	397
Revaluation of contingent consideration	201	-	-
Decrease (increase) in accounts receivable – trade	(1,785)	977	(4,544)
Decrease (increase) in other accounts receivable – other	639	1,252	(968)
Decrease (increase) in other current assets	(510)	(1,316)	212
Decrease (increase) in advances to suppliers	502	(142)	(766)
Increase in inventories	(2,188)	(299)	(3,145)
Increase (decrease) in accounts payable	3,587	(691)	1,433
Increase (decrease) in deferred revenue	474	408	(267)
Other	82	54	111
Net cash provided by operating activities	23,703	27,828	19,929

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(4,029)	(7,005)	(10,551)
Other long-term assets	49	(538)	(39)
Acquisition of a business, net of cash acquired (1)	-	(6,000)	-
Change in short-term deposits, net	(20,155)	4,968	(20,176)
Proceeds from sales and maturity of marketable securities	14,057	13,343	11,141
Investments in marketable securities	(29,498)	(24,827)	(16,910)
Net cash used in investing activities	(39,576)	(20,059)	(36,535)

Cash flows from financing activities:
Principal payments on capital lease obligation	(38)	(129)	(168)
Proceeds from exercise of equity awards	24,342	4,115	6,585
Purchase of shares from a non-controlling shareholder in a subsidiary	-	(658)	-
Net cash provided by financing activities	24,304	3,328	6,417

Effect of exchange rate changes on cash and cash equivalents	263	60	(145)
Increase (decrease) in cash and cash equivalents	8,694	11,157	(10,334)
Cash and cash equivalents at beginning of year	35,442	24,285	34,619
Cash and cash equivalents at end of year	$44,136	$35,442	$24,285

Supplementary cash flow information:

Income taxes paid	$9,161	$2,883	$2,179

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

(1)           Acquisition of a business, net of cash acquired:

Year ended
December 31,
2012
Working capital (excluding cash and cash equivalents)	$(595)
Fixed assets, net	(183)
Intangible assets (including Goodwill)	(6,260)
Other long-term liabilities	1,038
$(6,000)

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

In 2001, the Company commenced marketing the Given System with the PillCam SB capsule for visualizing and detecting disorders of the small bowel.  PillCam SB is cleared for marketing in the United States, the European Union and Japan, which are the Company’s principal markets. In November 2004, the Company began marketing and sale of the PillCam ESO capsule for visualization of the esophagus. This capsule is cleared for marketing in all principal markets, except Japan.  In the second half of 2007, the Company began selling the first generation of its PillCam COLON capsule in Europe. The Company received the CE mark for this capsule in late 2009, the clearance by Japan’s Pharmaceuticals & Medical Devices Agency (PMDA) in July 2013 and the FDA approval in February 2014. The clearance of PillCam COLON is limited in each country to specific approved indications.

The Company has direct or indirect wholly-owned subsidiaries in the United States, Brazil, the Netherlands, Germany, France, Australia, Hong Kong, Vietnam, Japan and Singapore.

On December 8, 2013, the Company entered into an Agreement and Plan of Merger with Covidien Group S.a.r.l. (“Covidien S.a.r.l.”), a Luxembourg company and an indirect, wholly-owned subsidiary of Covidien plc (“Covidien”), and Rioja Israel (2013) Ltd., an Israeli company and a wholly-owned subsidiary of Covidien S.a.r.l.  On January 23, 2014, the shareholders of the Company approved the proposed merger. The merger was subject to certain other conditions, including the expiration of a statutory waiting period under Israeli law. On February 27, 2014 the merger was completed and the Company’s shares were delisted from any stock exchange on which they were traded, the Company ceased to be a publicly-traded company and became a privately-held company that is a wholly-owned subsidiary of Covidien.

Businesses acquired

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

In April 2010, the Company acquired privately-held Sierra Scientific Instruments (“Sierra”), now known as Given Imaging (Los Angeles) (“GILA”), for approximately $35 million in cash. GILA is a leading provider of specialty diagnostic devices for the gastrointestinal tract.  GILA’s primary business is the development, manufacture and sale of high-resolution pressure systems, also known as high resolution manometry, for the diagnosis of motility disorders within the GI tract. GILA’s high resolution manometry systems are sold under the name ManoScan.  Since sales began in 2004, GILA has produced and installed ManoScan™ systems world-wide and supported numerous clinical procedures. GILA also markets and sells catheter-based pH and impedance monitoring systems. As part of the acquisition, the Company acquired 100% of the shares of GILA’s subsidiary, a Vietnamese company, which manufactures catheters.

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

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries in the United States, Germany, France, the Netherlands, Hong-Kong, Singapore, Vietnam, Japan, Brazil and Australia. All intercompany balances and transactions have been eliminated in consolidation.  As of December 31, 2013, the Company considers itself operating in only one segment.

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

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

E.	Allowance for doubtful accounts receivable - trade (cont’d)

The activity in the allowance for doubtful accounts for the three years ended December 31, 2013 is as follows:

	Year ended December 31,
	2013	2012	2011
Opening balance	$343	$311	$295
Additional provision	243	261	150
Write-offs	(45)	(229)	(134)

Closing balance	$541	$343	$311

F.	Inventories

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

The Company accounts for marketable securities under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320-10 “Accounting for Certain Investments in Debt and Equity Securities”.

Available-for-sale securities are recorded at fair value. Changes in fair value based on closing market prices of the securities at balance sheet date are recorded directly to equity as accumulated other comprehensive income (loss). A decline in market value of available-for-sale security below cost deemed “other than temporary” will be charged to the statement of income when it occurs.

As of December 31, 2013, marketable securities consist of corporate bonds, which the Company classified as “available-for-sale”.

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

Definite-life intangible assets acquired in business combinations consist mainly of acquired technology (including in-process research and development expenditures), trademarks, patents and customer relationships, and are amortized using the straight-line method over their estimated period of useful life, mainly 8 to 20 years (for more details see Note 16C).

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

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other. An entity has the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. When performing the two-step test, under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

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

The preparation of the consolidated financial statements, in accordance with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowances for doubtful accounts, the valuation of deferred tax assets, intangible assets, goodwill, inventory, derivatives, share-based compensation, reserves for income tax uncertainties, contingent consideration in respect of business combination and other contingencies. Actual results could differ from those estimates.

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

O.	Government - sponsored research and development

The Company participates in various programs of the Office of the Chief Scientist of the Israeli Ministry of Economy (the “OCS”), some of which are royalty bearing. Grants received from the OCS are recorded as a reduction of research and development expenses at the time the related expense is incurred and subject to grant approval. Royalties payable to OCS are classified as cost of revenues.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

P.	Taxes on income

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

The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries.  Those subsidiaries have, at December 31, 2013, accumulated retained earnings of approximately $ 13  million which may be distributed as dividends. Such additional tax liability in respect of these non-Israeli subsidiaries has not been provided for in these financial statements as the Company does not expect these subsidiaries to distribute dividends in the foreseeable future.

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

The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense in the consolidated statements of income and comprehensive income.

Q.	Research and development costs

Research and development costs, net of grants received, are charged to the statement of income as incurred (excluding in-process research and development expenditures acquired in business combinations). ASC 985-20, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Technological feasibility is established upon completion of a working model and success in clinical trials. Costs, incurred by the Company between completion of the working models and success in clinical trials and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of income and comprehensive income, as incurred.

R.	Allowance for product warranty

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

The marketable securities held by the Company are highly rated corporate bonds, see also Note 5B.

T.	Comprehensive income

In addition to net profit, comprehensive income includes unrealized gains or losses arising from marketable securities classified as available-for-sale.

U.	Fair value measurements

The Company's financial instruments include mainly cash and cash equivalents, accounts receivable, short and long term investments, contingent consideration in respect of business combination, marketable securities, derivative financial instruments and accounts payable. The carrying amounts of these financial instruments approximate their fair value.

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

Derivative financial instruments

The Company enters into forward exchange contracts to hedge certain anticipated transactions which are expected to be denominated in non-dollar currencies. These derivatives are not designated as hedging instruments for accounting purposes. The derivatives are recognized on the balance sheet at their fair value. Changes in the fair value are recognized in the consolidated statement of income as ‘financial income – net’.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (cont'd)

V.	Business combinations

The Company accounts for business combinations under the revised principles of ASC Topic 805 (“ASC 805”), Business Combinations, related to business combinations and non-controlling interests.  ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. ASC 805 also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date (with subsequent adjustments recognized in the consolidated statement of income) , and restructuring and acquisition-related deal costs to be expensed as incurred. In addition, changes in valuation allowance related to acquired deferred tax assets and changes in acquired income tax positions are to be recognized in earnings.

The Company applied the revised principles to the acquisition of SmartPill in 2012 (see Note 16C, for details).

W.	Recently issued accounting standards

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU No. 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. No new recurring disclosures are required. The amendments are effective for annual and interim reporting periods beginning on or after December 15, 2013 and are to be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of ASU No. 2013-11 is not expected to have a material impact on the Company's consolidated financial statements.

Note 2 - Cash and Cash Equivalents

	December 31,
	2013	2012

Cash and cash equivalents consist of balances denominated in the following currencies:
U.S. Dollars	$28,925	$23,846
New Israeli Shekels	3,822	3,424
Euros	5,501	3,968
Japanese Yen	3,561	3,050
Other	2,327	1,154

	$44,136	$35,442

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 3 - Accounts Receivable - Other

	December 31,
	2013	2012
Government institutions	$2,291	$2,662
Receivables for issuance of equity	2,754	-
Other	1,772	1,992

	$6,817	$4,654

Note 4 - Inventories

	December 31,
	2013	2012
Raw materials and components	$12,738	$12,744
Work-in-progress	6,790	5,846
Finished goods	11,401	10,151

	$30,929	$28,741

Inventories are presented among:

	December 31,
	2013	2012
Current assets	$26,451	$22,591
Non-current assets	4,478	6,150
	$30,929	$28,741

Non-current Inventory:

At December 31, 2013, $4,478 of the Company's components inventory is in excess of requirements for the year 2013 based on management’s estimate of sales. This long term components inventory is mainly comprised of imaging sensor and transmitter of its PillCam capsules and raw material used for the production of new products. Management believes that this amount will be utilized according to its forecasted sales.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 5 - Short-term Investments and Marketable Securities

A.	Short-term investments and marketable securities

As of December 31, 2013 and 2012, short-term investments consist of:

	December 31,
	2013	2012

Available-for-sale securities	$14,160	$2,446
Bank deposits	76,155	56,000
Total	$90,315	$58,446

B.	Available-for-sale marketable securities

As of December 31, 2013 and 2012, marketable securities consist of corporate bonds only.

During 2013, the Company recorded $251 of realization and adjustments of unrealized losses from corporate bonds. Proceeds from the sale and maturity of available-for-sale securities were $14,057 in 2013; net realized losses included in finance income in 2013 were $180 (net realized gains included in finance income in 2012 - $191; in 2011 - $76).

The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value marketable securities classified as available-for-sale at December 31, 2013 and 2012 are as follows:

		Gross	Gross
	Carrying	unrealized	unrealized
	amount	holding gains	holding (losses)	Fair value

At December 31, 2013	$47,174	$123	$(108)	$47,189

At December 31, 2012	$32,368	$295	$(29)	$32,634

Maturities of debt securities classified as available-for-sale at December 31, 2013 were as follows:

	Carrying
	amount	Fair value
Current maturities	$14,129	$14,160
Due after one year through three years	33,045	33,029
	$47,174	$47,189

At December 31, 2013, all marketable securities which were in an unrealized loss position, had been in such a position for less than 12 months.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 6 - Fixed Assets, Less Accumulated Depreciation

	December 31,
	2013	2012
Computers and software	$14,513	$13,633
Instruments and laboratory equipment	1,591	1,494
Leasehold improvements	6,526	6,338
Motor vehicles	31	140
Machinery and equipment	19,855	20,035
Communication equipment	649	558
Office furniture and equipment	2,654	2,550

Fixed assets, at cost	45,819	44,748

Accumulated depreciation	(35,047)	(32,413)

Fixed assets at cost, less accumulated depreciation	$10,772	$12,335

Depreciation expenses for the years ended December 31, 2013, 2012 and 2011 were $4,093, $4,213 and $4,550, respectively. During 2013, the Company wrote off fixed assets which were no longer in use. This resulted in a charge of $277 recorded in ‘operating expenses – other’ in the consolidated statement of income.

As of December 31, 2013 and 2012, the cost of fixed assets under capital lease was $498 and $607, and the accumulated depreciation for year ended December 31, 2013 and 2012 was $466 and $484, respectively.

Note 7 - Intangible Assets, Less Accumulated Amortization

	December 31,
	2013	2012
Patents and trademarks	$16,630	$16,222
Web site development	2,107	1,821
Software development	647	647
IPR&D acquired in a business combination	5,306	5,306
Patents and technology acquired in business
combinations	15,667	15,667
Trademarks and trade names acquired in
business combinations	4,020	4,020
Customer relationships acquired in business combinations	3,616	3,556

Intangible assets, at cost	47,993	47,239

Accumulated amortization	(21,089)	(16,534)

Intangible assets, less accumulated amortization	$26,904	$30,705

Amortization expenses for the years ended December 31, 2013, 2012 and 2011 were $ 4,725, $4,384 and $3,746, respectively. Estimated amortization expenses for the next five years are:  $4,633 in 2014, $4,477 in 2015, $4,355 in 2016, $3,431 in 2017 and $2,547 in 2018. During 2013, the Company wrote off patents, trademarks and software development which are no longer expected to be used. This resulted in a charge of $298 recorded in ‘operating expenses – other’ in the consolidated statements of income.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 8 - Commitments and Contingencies

A.	Leases

The Company and its subsidiaries lease office space and manufacturing space for periods of up to 11 years (including options to extend the terms of the leases). The current lease for the Company’s headquarters is in Yoqneam, Israel. This facility houses the Company’s corporate headquarters, research and development and manufacturing facilities. Under this lease agreement, the Company will pay approximately $1,775 a year in rent and management fees. These payments are linked to the NIS and subject to adjustments based on changes in the Israeli Consumer Price Index. In addition, to secure its obligations under the lease, the Company provided bank guarantees in the amount of approximately $788 in favor of the lessor. The lease expires on December 31, 2015. The Company has an option to extend the lease until December 31, 2020.

Rental expenses under the lease agreements for the years ended December 31, 2013, 2012 and 2011 was $ 5,876, $4,976 and $5,311, respectively.

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

Purchases under such agreements with the suppliers for the years ended December 31, 2013, 2012 and 2011 were $16,169, $15,690 and $8,376, respectively.

(2)	The Company’s annual commitments under agreements with single source and other suppliers for the next 5 years are as follows:

2014	$10,203
2015	2,398
2016	3,295
2017	3,624
2018 and beyond	-
$19,520

C.	Office of the Chief Scientist Grants

The Company's research and development efforts have been partially financed through royalty-bearing grants from OCS. In return for the OCS's participation, the Company is committed to pay royalties to the Israeli Government at the rate of 3%-5% of the sales of its product, up to 100% of the amount of the grants received plus LIBOR interest. The Company is entitled to the grants only upon incurring research and development expenditures. There are no future performance obligations related to the grants received from the OCS. However, under certain limited circumstances, the OCS may withdraw its approval of a research program or amend the terms of its approval. Upon withdrawal of approval, the grant recipient may be required to refund the grant, in whole or in part, with or without interest, as the OCS determines. The Company received from the OCS a total cumulative amount of $1,528 which is the total outstanding obligation for royalty-bearing grants as of December 31, 2013.

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

(1)
From time to time, as a result of the nature of its business, the Company is subject to actual or threatened litigation. Based on consultation with counsel, management believes that the potential exposure to the Company from such actual or threatened litigation as of December 31, 2013 is remote or immaterial. Accordingly, no provision has been made in the Company’s financial statements for any of such claims.

(2)
The Company has an outstanding loan to a U.S. corporation in an amount of approximately $700 (including accrued and unpaid interest) as of December 31, 2013.  The loan was provided in connection with a business relationship with the U.S. corporation that the Company has terminated in July 2012.  The U.S. corporation has disputed the right of the Company to terminate the relationship and has asserted claims for damages of at least $200 million against the Company in connection therewith.  As of the date of these financial statements, no law suit has been filed against the Company with respect to this matter. Management believes that these claims are baseless and that the potential exposure to the Company from the asserted claims is remote. Accordingly, no provision has been made in the Company’s financial statements.

F.	Registration Rights Agreement

In November 2011, an Amended and Restated Registration Rights Agreement among the Company, Elron Electronic Industries (“Elron”), Discount Investment Corporation (“DIC”) and Rafael Development Corporation (“RDC”) was approved at a special meeting of the Company’s Shareholders. As of December 31, 2013, Elron, DIC and RDC collectively owned an aggregate of 45.6% of the Company’s ordinary shares and are collectively referred to as the “affiliated shareholders.” This Amended and Restated Registration Rights Agreement has amended and restated a similar agreement among us and the affiliated shareholders that had been entered into in 2007. The 2007 agreement replaced earlier registration rights granted by the Company to Elron, DIC, RDC, entities affiliated with OrbiMed Capital LLC and other shareholders in connection with a private placement of our ordinary shares completed in September 2000, before our initial public offering. These earlier registration rights expired in October 2006.

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

The 2011 Amended and Restated Registration Rights Agreement extended the affiliated shareholders’ registration rights until July 18, 2017 and provides relief from certain requirements and financial thresholds necessary to trigger registration rights to the benefit of lending institution to which any of the affiliated shareholders pledge its respective shares in the Company in connection with any credit line or loan provided to the affiliated shareholders. Finally, the Company has agreed that each of the affiliated shareholders could require that any registration be a shelf registration under Rule 415 under the United States Securities Act of 1933, and to maintain such a shelf registration for the maximum possible time.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 9 - Accounts Payable – Other

	December 31,
	2013	2012
Government institutions	$4,883	$5,782
Liabilities relating to employees	18,068	15,665
Advances from customers	50	196
Warranty	709	573
Commissions	1,063	1,291
Accrued expenses	4,170	3,584

	$28,943	$27,091

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

Expenses recorded in respect of employees’ severance payments for the years ended December 31, 2013, 2012 and 2011 are $1,399, $1,125 and $1,471, respectively.

The U.S. subsidiaries have a defined contribution retirement plan for their employees. Employees are allowed to contribute up to 18% of their salary in any one year, subject to a regulatory limit. The Company contributes 3% of an employee's salary subject to regulatory limits. Employees are vested in the Company's contributions after 30 days of employment. Expenses recorded in respect of the defined contribution retirement plan in the U.S for the years ended December 31, 2013, 2012 and 2011 are         $1,111, $1,089 and $1,157, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 11 - Equity

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

B.	Employees’ and non employees’ stock options

The Company has three active equity plans:

The newest plan is the 2009 Equity Incentive Plan. The 2009 equity plan permits the Company to grant a number of equity instruments, such as options, restricted stock, restricted stock units and stock appreciation rights to eligible employees, directors and consultants. Stock option awards under this plan must be granted at no less than the fair market value of our ordinary shares on the date of the grant and the term of the awards may not exceed ten years. Shares underlying equity awards that have been cancelled or forfeited return to the pool of equity units are also available for grant under the plan.  As of December 31, 2013, there were outstanding under this plan 337,533 restricted share units, or RSUs. No other types of equity units are outstanding under the 2009 plan.

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

Upon the termination of employment or service of participating employees and consultants, all unvested awards are cancelled. All vested awards may be exercised within 180 days following termination, except if termination of employment is due to specified circumstances such as death or disability of a plan participant, in which case vested awards may be exercised within one year following termination. All vested awards not exercised within this period are automatically cancelled. Unvested awards to non-employee directors whose service is terminated or discontinued for any reason other than for cause and who have been members of our board of directors for more than five years, will automatically vest and become exercisable immediately prior to termination or discontinuation of service. These vested awards may be exercised within 180 days following termination of service, except in cases of where termination or discontinuation of service is a result of statutory requirements, death, disability or other circumstances of forced cessation of service, in which case awards may be exercised at any time until their expiration date. In a case of termination for cause of a plan participant, all awards, whether vested or unvested, are automatically cancelled or forfeited, respectively.

Under the 2009 equity plan, in the event of an acquisition, merger or other share exchange in which the Company is not the surviving entity and the acquiring entity does not agree to assume the awards, all outstanding, but unvested, awards of each plan participant having been employed by the Company at least one year, will be accelerated and exercisable, ten days prior to the completion of the acquisition, merger or share exchange. In addition, if the employment of a particular holder of outstanding awards is terminated by the Company as of or during the 12-month period following a change in control (as defined in the 2009 equity plan), all unvested awards of such holder will be automatically accelerated and exercisable, subject to certain adjustments and exceptions. Upon the completion of the acquisition by Covidien described in Note 1A above, this mechanism was carried out.

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

Note 11 - Equity (cont’d)

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

As of December 31, 2013 there were 1,322,027 options outstanding under the 2006 Plan.

The Company’s 2003 stock option plan was materially amended in February 2012 and renamed the Amended and Restated 2003 Equity Incentive Plan, and is currently identical to the 2009 plan. Previously, the 2003 stock option plan only permitted the grant of stock options. The Company has reserved for issuance a total of 2,500,000 Ordinary Shares under the 2003 Plan. As of December 31, 2013, there were outstanding options to purchase 854,240 ordinary shares and 449,682 RSUs under the 2003 stock option plan.  Stock option awards under this plan had been granted at no less than the fair market value of the Company’s ordinary shares on the date of the grant and the term of the awards does not exceed ten years. The 2003 stock option plan has expired on February 12, 2013 and no equity grants will be made under this plan after this date.  However, outstanding awards may be exercised until their expiration date.

Options

The following table summarizes information relating to stock options for Ordinary Shares outstanding, as of December 31, 2013 and 2012:

	Options outstanding as of
	December 31, 2013
		Weighted average
		remaining
	Number	contractual life
Exercise prices	outstanding	(in years)
$1 - $10	296,426	1.29
$10.01-$20	350,950	1.17
$20.01-$30	1,029,451	0.95
$30.01-$40	499,440	0.79
	2,176,267

	Options outstanding as of
	December 31, 2012
		Weighted average
		Remaining
	Number	contractual life
Exercise prices	outstanding	(in years)
$1 - $10	704,792	1.93
$10.01-$20	1,714,775	1.45
$20.01-$30	1,822,472	1.50
$30.01-$40	499,440	1.90
	4,741,479

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 11 - Equity (cont'd)

B.	Employees’ and non employees’ stock options (cont'd)

The stock option activity under the Plans is as follows:

	Weighted average exercise price	Weighted average
Number of shares		grant date fair value

Balance at January 1, 2013	4,741,479	$21.16	$9.70
Exercised	(1,699,722)	$15.94	$7.70
Forfeited	(865,490)	$22.44	$9.08
Balance at December 31, 2013	2,176,267	$24.73	$11.51
Exercisable at December 31, 2013	2,176,267	$24.73	$11.51

As of December 31, 2013, all options are vested

The aggregate intrinsic value of options outstanding as of December 31, 2013, 2012 and 2011 is $14,741, $8,878 and $10,944, respectively. The aggregate intrinsic value of options exercisable as of December 31, 2013, 2012 and 2011 is $14,741, $7,116 and $6,946, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2013 and 2012, is
$ 14,877 and $2,079, respectively.

RSUs

The following table summarizes information relating to RSUs as of December 31, 2013 and related changes during the year ended December 31, 2013:

		Weighted average
Non-vested RSUs	Number of shares	grant date fair value
Balance at January 1, 2013	811,041	$18.30
Granted	306,922	$16.68
Vested	(298,048)	$18.13
Forfeited	(32,700)	$18.29
Balance at December 31, 2013	787,215	$17.73

The aggregate intrinsic value of RSUs granted during 2013, 2012 and 2011 is $5,120, $6,004 and $6,600, respectively.

During 2013 the Company granted 252,909 RSUs to employees and non-employees. 50% of the RSUs vest on the second anniversary of the date of grant, and 25% vest on each of the third and fourth anniversaries of the date of the grant. 23,548 RSUs were granted to the Company’s two external directors, which will be fully vested on the first anniversary of the grant date, and 30,465 RSUs were granted to other non-employee directors vesting one-third on each of the first three anniversaries of the grant date. The fair value of the RSUs as of the date of grant is amortized over the vesting period. Unrecognized compensation costs related to the RSUs as of December 31, 2013, to be recognized over a weighted average period of 1.17 years, were $8.7 million, and compensation expenses of $5.4 and $5.3 million were recognized in the years ended December 31, 2013 and 2012, respectively.

Total compensation costs

The following table summarizes the allocation of the stock-based compensation charge for both employee and non-employee stock option grants:

	Year ended December 31,
	2013	2012	2011
Selling and marketing expenses	1,931	1,985	2,175
General and administrative expenses	2,870	3,449	4,480
	$5,598	$6,158	$7,363

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 12 - Revenues

A.	Revenues by product lines

	Year ended December 31,
	2013	2012	2011
Workstations, recorders and software	$10,347	$7,533	$9,060
PillCam SB capsule	120,453	116,618	117,561
PillCam ESO capsule	296	269	425
PillCam Colon capsule	2,664	1,981	1,798
Patency capsules and scanners	926	906	792
Bravo pH monitoring products	18,090	17,677	19,746
GILA manometry and catheters	35,074	34,704	28,460
SmartPill systems and capsules	2,672	594	-
Services	247	219	113
	$190,769	$180,501	$177,955

B.	Revenues by geographic areas

	Year ended December 31,
	2013	2012	2011
Americas	$117,354	$115,168	$108,745
Europe, Middle East and Africa (mainly Europe)	48,757	42,911	45,122
Asia Pacific	24,658	22,422	24,088

	$190,769	$180,501	$177,955

Most of the Company’s long-lived assets are located in Israel.

Note 13 - Financial Income, net

	Year ended December 31,
	2013	2012	2011
Currency gains, net	$5	$61	$650
Income from marketable securities and deposits	705	1,599	1,347
Bank charges and other	(619)	(813)	(654)

	$91	$847	$1,343

The Company uses forward contracts and option strategies to manage its foreign exchange rate exposures. Contracts with notional amounts of $20.3 million, $37.7 million and $64.7 million and with estimated fair values that totaled $ 300, $212 and $1,431 as of December 31, 2013, 2012 and 2011, respectively, were not designated as hedging instruments for accounting purposes. The changes in fair value of these contracts of $ 88, $(1,219) and $(1,563) for the years ended December 31, 2013, 2012 and 2011 have been recognized as finance income (loss) in those years among “currency gains, net”. The periodic net cash settlements totaled $1,203, $1,995 and $1,617 for the years ended December 31, 2013, 2012 and 2011, respectively.

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

On December 29, 2010 an amendment to the Law for the Encouragement of Capital Investments – 1959 was approved (hereinafter – “the 2010 Amendment”). The 2010 Amendment was published in the Official Gazette on January 6, 2011. The 2010 Amendment is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the 2010 Amendment. Companies can choose to not be included in the scope of the 2010 Amendment and to stay in the scope of the Law before its amendment until the end of the benefits period. The 2012 tax year is the last year companies can choose as the year of election, providing that the minimum qualifying investment began in 2010. Accordingly, in 2013 the Company submitted request that 2012 will be a year of election.

The 2010 Amendment also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is a company, for both the distributing company and the shareholder. A tax rate of 15% shall continue to apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties, similar to the provisions of the existing law. Furthermore, the 2010 Amendment provides relief with respect to tax paid on a dividend received by an Israeli company from profits of an approved/alternative/ beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend elects to notify the tax authorities by June 30, 2015 that it is applying the provisions of the 2010 Amendment and the dividend is distributed after the date of the notice.

As of the December 31, 2012, the Company has not chosen the election of the Amendment to the law, and therefore is currently not entitled to the available relief described above.

(3)
An amendment to the Law, which was enacted on November 12, 2012 (the "Trapped Profits Law") offered reduced corporate income tax rates for a limited period of one year, intended to encourage the distribution of profits derived from tax-exempt income accumulated up to December 31, 2011. The Trapped Profits Law provides a formula, pursuant to which the higher the amount of income a company would be willing to release, the lower would the applicable corporate income tax rate be for that company with respect to such income. In 2013, the Company released Trapped Profits in the amount of $ 55 million and accordingly paid corporate tax in the amount of $5.5 million. These profits could be distributed in the future without subjecting the Company to additional corporate tax. In addition according to the Trapped Profits Law the Company would be required to invest $14.5 million in the Industrial Enterprise over the next five years.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

A.	Israeli Taxation (cont'd)

(4)
As of December 31, 2013, out of the Company’s retained earnings, after the release of the Trapped Profits abovementioned, approximately $25 million are tax-exempt earnings attributable to its approved and Beneficiating Enterprise. The tax-exempt income attributable to the Approved and Beneficiating Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the reduced corporate tax rate applicable to such profits (currently- 25% pursuant to the implementation of the Investment Law).

(5)
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

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law, the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the regular company statutory tax rate will be 25% as from 2012. On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

(6)	In 2013 and 2012, the Company signed settlement agreements with the Israeli Tax Authorities (ITA) for fiscal years 2008 through 2011 (see also Note 14F below).

(7)
As of December 31, 2013, the Company has no tax loss carryforwards in Israel except for capital losses of approximately $41 million which are available to offset future taxable capital gains for indefinite period. The Company has not recorded deferred tax assets on behalf of these capital losses, since management believes it is more likely than not that these deferred tax assets will not be realized.

B.	Foreign subsidiaries

As of December 31, 2013, the Company’s subsidiaries had accumulated net operating loss carryforwards totaling approximately $19,651. Operating loss carryforwards in the Japanese subsidiary, totaling approximately $4,023, will expire between 2014-2020. Operating loss carryforwards in the German, French and Brazilian subsidiaries amounted to approximately $11,641, $2,870 and $1,117, respectively, and can be carried forward indefinitely.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

C.	Profit before tax and income tax benefit (expense) included in the consolidated statements of income

	Year ended December 31,
	2013	2012	2011
Profit before taxes on income
and non controlling interest:
Israel	$7,691	$9,231	$6,598
Foreign jurisdiction	6,720	5,485	7,729
	14,411	14,716	14,327

Current tax benefit (expense):
Israel	(4,161)	84	(1,002)
Foreign jurisdiction	(3,175)	(2,338)	(1,565)
	(7,336)	(2,254)	(2,567)

Deferred taxes (see Note 14D):
Israel	-	-	-
Foreign jurisdiction	2,441	1,795	409
	2,441	1,795	409

Income tax expense	$(4,895)	$(459)	$(2,158)

D.	Deferred taxes

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

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2013. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The tax effects of significant items comprising the Company’s deferred taxes:

	December 31,
	2013	2012
Deferred tax assets:
Tax loss carryforwards of subsidiaries	$10,921	$12,120
Other timing differences	3,498	2,643

Total gross deferred tax assets	14,419	14,763
Valuation allowance	(10,338)	(12,117)

Net deferred tax assets	$4,081	$2,646

Long term deferred tax liabilities -
intangible assets acquired in business combination	$(3,669)	$(4,675)

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 14 - Taxes on Income (cont’d)

D.	Deferred taxes (cont’d)

Deferred tax assets are presented among:

	December 31,
	2013	2012
Current assets	$3,879	$2,646
Other long term assets	202	-
	$4,081	$2,646

The changes in the valuation allowance are comprised as follows:

	Year ended December 31,
	2013	2012	2011
Balance at beginning of year	$12,117	$13,135	$15,111
Adjustments to the beginning-of-the- year balance resulting from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years	(640)	(239)	-
Utilization of tax losses for which deferred taxes were not created in prior years and additions of losses during the year	(164)	(779)	(1,976)
Changes due to tax assessments and statute of limitations	(975)	-	-

Balance at end of year	$10,338	$12,117	$13,135

E.	Reconciliation of statutory tax expense to actual income tax expense

	Year ended December 31,
	2013	2012	2011
Profit before taxes on income	$14,411	$14,716	$14,327

Tax rate	25%	25%	24%
Computed expected tax expense	(3,603)	(3,679)	(3,438)
Tax benefits arising from Approved Enterprises	2,765	2,717	1,584
Changes in unrecognized tax benefits	1,447	48	(1,471)
Permanent differences and other	(350)	(77)	(311)
Change in valuation allowance	804	1,018	1,976
Foreign tax rate differential	(499)	(486)	(498)
Tax in respect of release of Trapped Profits
(see Note 14A(3))	(5,459)	-	-

Income tax expense	$(4,895)	$(459)	$(2,158)

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

A reconciliation of the beginning and ending amount of unrecognized tax benefits based on the provisions of FASB ASC Subtopic 740-10, is as follows:

	2013	2012	2011
Balance at January 1	$3,793	$5,301	$3,991
Additions based on tax positions related to the current year	12	236	1,479
Reductions for tax positions of prior years	(1,258)	(204)	(169)
Settlements	(211)	(1,540)	-
Balance at December 31	$2,336	$3,793	$5,301

Unrecognized tax benefits in the amount of $2,336 if recognized, would affect the effective tax rate of the Company. The Company does not expect unrecognized tax benefits to change significantly over the next 12 months.

During the years ended December 31, 2013, 2012 and 2011 the Company recorded approximately $(201) $(80) and $161, respectively in interest relating to unrecognized tax benefits in the consolidated statements of income and accrued $33 and $405 in the balance sheets as of December 31, 2013 and 2012, respectively.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 15 - Fair Value of Financial Instruments

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value and items for which the fair value option has been elected) at December 31, 2013 and 2012:

		In active
		markets for	Significant other	Significant
	December 31,	identical assets	observable	unobservable
	2013	(Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short-term investments	$14,160	$14,160	$-	$-
Long-term marketable securities	33,029	33,029	-	-
Derivatives	300	-	300	-
Total At December 31, 2013	47,489	47,189	300	-

Liabilities –
contingent consideration	(1,239)			(1,239)
Total At December 31, 2013	$46,250	$47,189	$300	$(1,239)

		In active
		markets for	Significant other	Significant
	December 31,	identical assets	observable	unobservable
	2012	(Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short-term investments	$2,446	$2,446	$-	$-
Long-term marketable securities	30,188	30,188	-	-
Derivatives	212		212	-
Total At December 31, 2012	32,846	32,634	212	-

Liabilities –
contingent consideration	(1,038)			(1,038)
Total At December 31, 2012	$31,808	$32,634	$212	$(1,038)

Foreign Exchange Contracts

The Company and its subsidiaries complete transactions in currencies other than their functional currencies. The Company’s primary objective with respect to currency risk is to reduce net income volatility that would otherwise occur due to exchange-rate fluctuations. In order to minimize the risk of gain or loss due to exchange rates, the Company uses foreign currency derivatives. As of December 31, 2013, the Company held foreign currency forward contracts aggregating $1,710 hedging Australian dollar, $14,071 hedging Euro and $4,556 hedging Yen. Such instruments had a combined fair value gain of $300 and$ 212 as of December 31, 2013 and 2012, respectively, based on quotations from financial institutions. The Company does not apply hedge accounting. Gains /losses on these instruments are recognized in the consolidated statement of income as ‘financial income – net’.

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

B.	Marketing Subsidiary in Brazil

In January 2012, the Company paid $390 in a combination of cash and cancellation of a credit line in connection with setting up a sales and marketing subsidiary in Brazil. Under the terms of the agreement, the Company paid additional $210 in January 2013 and $150 in January 2014. The Company may be obligated to pay up to an additional $390 if certain conditions and performance milestones are achieved between January 2014 and December 31, 2015.

C.	Acquisition of SmartPill Corporation

In October 2012, as part of the Company’s strategy of expanding its product offerings, the Company acquired from the SmartPill Corporation, a U.S. based-company, the assets related to the SmartPill® GI Monitoring Systems for $6 million. The purchase agreement also includes an earn-out component, based on sales of the SmartPill product between 2013 and 2016.

The fair value of the contingent consideration arrangement of $1,038 was estimated based on future earn-out payments discounted to the valuation date using the weighted average cost of capital of 15.2%. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales. As of December 31, 2013 and 2012, only the time-factor had affected the remaining contingent consideration; the range of outcomes and the assumptions used to develop the estimates had not changed.

The Company accounted for the transaction as a business combination. The following table represents the final allocation of the purchase price:

$ in thousands
Current assets	$595
Property, plant and equipment	183
Identifiable intangible assets:
Technological intellectual property (1)	3,105
Business-related intellectual property (2)	302
Goodwill(3)	2,853
Total assets acquired	7,038

Non-current liabilities	(1,038)

Net assets acquired	$6,000

(1)	Amortized over a period of 15 years.
(2)	Amortized over a period of 7 years.
(3)
The goodwill arising from the acquisition represents, inter alia, the synergies between the technology acquired and the Company’s existing operational, R&D and sales and marketing infrastructure. The goodwill recognized is expected to be deductible for income tax purposes.

In the fourth quarter of 2012, the Company recorded revenues of $594 related to SmartPill.

Pro-forma financial statements for SmartPill acquisition have not been furnished as they are immaterial to the understanding of future operations.

Given Imaging Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements
(In thousands)

Note 17 - Goodwill

Goodwill reflects the excess of the purchase price of Smart Pill, GILA and Bravo pH monitoring business acquired in December 2012, April 2010 and December 2008, respectively, over the fair value of net assets.

The Company has set its annual impairment testing date for Given Imaging Functional Diagnostics at December 31, 2013 and 2012 and no impairment charge was recognized.

The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012
Balance as of January 1

Goodwill	$26,942	$24,089
Goodwill acquired during the year	-	2,853

Balance as of December 31	$26,942	$26,942

Note 18 – Subsequent Event

On February 27, 2014 Covidien announced that it has completed the acquisition of Given Imaging Ltd. Pursuant to the terms of the acquisition agreement, Covidien acquired all of the outstanding shares of Given Imaging, which will now be an indirect wholly-owned subsidiary of Covidien. As a result of the completion, certain executive employees were entitled to a special bonus in the aggregate amount of approximately $3.5  million and certain advisors were entitled to a success fee in the aggregate amount of approximately $12 million. These success fees and bonuses were subject to the completion of the merger and accordingly were not provided in the financial statements as of December 31, 2013.

POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

POCARED DIAGNOSTICS LTD.
(A development stage company)

We have audited the accompanying consolidated financial statements of Pocared Diagnostics Ltd. (a development stage company) and its subsidiary ("the Company"), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operation, changes in share's equity (deficiency)  and cash flows for the years then ended, and for the period from January 1, 2005 (inception) through December 31, 2013, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2013 and 2012 and the consolidated results of their operations and their cash flows for the years then ended and for the period from January 1, 2005 (inception) through December 31, 2013, in conformity with United States generally accepted accounting principles.

The Company's ability to continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the consolidated financial statements, the Company has recurring losses from operations totaling $ 10,620 thousand and has a net capital deficiency of $ 64,815 thousand that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1c. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 25, 2014	A Member of Ernst & Young Global

POCARED DIAGNOSTICS LTD.
(A development stage company)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$803	$2,047
Restricted cash	150	99
Inventory	206	802
Accounts receivable	411	222

Total current assets	1,570	3,170

PROPERTY AND EQUIPMENT, NET	837	710

LONG-TERM DEPOSIT	21	16

Total assets	$2,428	$3,896

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Trade payables	$458	$168
Employees and payroll accruals	308	304
Accrued expenses	399	418

Total current liabilities	1,165	890

LONG-TERM LIABILITIES:
Convertible loan	1,833	-

CONVERTIBLE PREFERRED SHARES (Note 4)
Preferred A shares, NIS 0.01 par value; Authorized: 1,500,000 shares at December 31, 2013 and 2012; Issued and outstanding: 1,333,333 shares at December 31, 2013 and 2012	300	300
Preferred B shares, NIS 0.01 par value; Authorized: 1,550,000 shares at December 31, 2013 and 2012; Issued and outstanding: 1,507,341 shares at December 31, 2013 and 2012	1,634	1,634
Preferred C shares, NIS 0.01 par value; Authorized: 1,000,000 shares at December 31, 2013 and 2012; Issued and outstanding: 760,501 shares at December 31, 2013 and 2012	1,280	1,280
Preferred D, D-1, and D-2 shares, NIS 0.01 par value; Authorized: 9,660,000 shares at December 31, 2013 and 2012; Issued and outstanding: 9,573,601 shares at December 31, 2013 and 2012	25,288	25,288
Preferred E shares, NIS 0.01 par value; Authorized: 11,000,000 shares at December 31, 2013 and 2012; Issued and outstanding: 10,413,052 shares at December 31, 2013 and 2012	6,548	6,548
Preferred F shares, NIS 0.01 par value; Authorized: 66,000,000 shares at December 31, 2013 and 44,000,000 at December 31, 2012; Issued and outstanding:48,302,205 and 37,172,831 shares at December 31, 2013 and 2012 ,respectively	29,195	22,462
Liquidation preference of Preferred shares at December 31, 2013 amounted to $ 113,334

	64,245	57,512
SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares, NIS 0.01 par value; Authorized: 113,000,000 shares at December 31, 2013 and 100,000,000 as of December 31, 2012; Issued and outstanding: 2,000,000 shares at December 31, 2013 and 2012	4	4
Additional paid-in capital	1,254	943
Deficit accumulated during the development stage	(66,073)	(55,453)

Total shareholders' deficiency	(64,815)	(54,506)

Total liabilities and shareholders' deficiency	$2,428	$3,896

The accompanying notes are an integral part of the consolidated financial statements.

25/2/14
Date of approval of the financial statements	Avi Ludomirski Chairman of the Board	Jonathan Gurfinkel Chief Executive Officer	Michal Mendelevich Levy - Finance Manager

POCARED DIAGNOSTICS LTD.
(A development stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,		Period from January 1, 2005 (inception date) through December 31,
	2013	2012	2013

Operating expenses:

Research and development	$7,601	$4,964	$53,576
Marketing	239	253	736
General and administrative	2,732	1,852	11,060

Operating loss	10,572	7,069	65,352
Financial expenses (income), net	26	(26)	590

Loss before income taxes	10,598	7,043	65,942
Income taxes	22	33	131

Net loss	$10,620	$7,076	$66,073

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

POCARED DIAGNOSTICS LTD.
(A development stage company)
STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of December 31, 2012	60,760,660	$57,512	2,000,000	$4	$943	$(55,453)	$(54,506)
Issuance of Preferred F shares (at $0.605)	11,129,374	6,733
Stock based compensation related to options granted to service providers and employees	-	-	-	-	111		111
Beneficial conversion feature on convertible loan					200		200
Net loss	-	-	-	-	-	(10,620)	(10,620)

Balance as of December 31, 2013	71,890,034	$64,245	2,000,000	$4	$1,254	$(66,073)	$(64,815)

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Period from January 1, 2005 (inception date) through December 31,
	2013	2012	2013
Cash flows from operating activities:
Net loss	$(10,620)	$(7,076)	$(66,073)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	223	213	695
Increase in accrued interest on convertible loan	24	-	965
Revaluation of restricted cash	7	(3)	10
Stock-based compensation related to employees and service providers	111	126	1,054
Decrease (increase) in inventory	596	451	(206)
Increase in accounts receivable	(189)	(38)	(411)
Decrease (increase) in long-term deposit	(5)	2	(21)
Increase (decrease) in trade payables	290	(40)	458
Increase (decrease) in accrued expenses	(19)	135	399
Amortization of beneficial conversion feature in convertible loan	9	-	9
Increase in employees and payroll accruals	4	70	308

Net cash used in operating activities	(9,569)	(6,160)	(62,813)

Cash flows from investing activities:
Investment in restricted cash	(58)	(20)	(160)
Proceeds from short term time deposit	-	2,011	2,011
Investment in short-term time deposit	-	-	(2,011)
Purchase of property and equipment	(350)	(121)	(1,532)

Net cash provided by (used in) investing activities	(408)	1,870	(1,692)

Cash flows from financing activities:
Proceeds from convertible loan	2,000	-	24,982
Proceeds from issuance of Preferred shares, net	6,733	-	40,326

Net cash provided by financing activities	8,733	-	65,308

Increase (decrease) in cash and cash equivalents	(1,244)	(4,290)	803
Cash and cash equivalents at beginning of period	2,047	6,337	-

Cash and cash equivalents at end of period	$803	$2,047	$803

Non-cash financing information:
Beneficial conversion feature in convertible loan	200	-	-

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

The Company and its Subsidiary are parties to a service agreement under which all research and development expenditures incurred by the Subsidiary are reimbursed by the Company on a cost-plus basis.

c.
Since its inception, the Company has devoted substantially most of its efforts to business planning, research and development. In addition, the Company has not generated revenues. Accordingly, the Company is considered to be in the development stage, as defined in ASC 915 "Development Stage Entities".

The Company has incurred loss in the amount of $ 10,620 during the year ended December 31, 2013, has an accumulated deficit during the development stage of $ 66,073 as of December 31, 2013 and has accumulated negative cash flow from operating activities.

The Company plans to continue to finance its operations, as it has in the past, through private placements. The Company cannot, however, give any assurance that it will in the future continue to be successful in obtaining such additional necessary financing. (See Note 11)

These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary if the Company be unable to continue as a going concern. (See Note 11)

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amount of expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company's financing activities including previous years loans and equity transactions are incurred in U.S. dollars. The majority of the Company's expenses are currently paid in dollars. The Company's management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts. Transactions and balances denominated in a currency other than U.S. dollars have been remeasured to U.S. dollars in accordance with ASC 830. All transaction gains and losses from re measurement of monetary balance sheet items denominated in currencies other than U.S. dollars are reflected in the statements of operations as financial income or expenses as appropriate.

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

Raw materials are based on cost of purchase.

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

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%	Mainly

Computers, peripheral equipment and software	33	33%
Lab equipment	15 - 50	15%
Leasehold improvements	20	20%
Office furniture and equipment	7 - 15	7%
Communication equipment	15	15%

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Impairment for long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or an asset group) to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2013, and December 31, 2012 no impairment losses have been identified.

i.	Research and development costs:

Research and development costs are charged to expenses as incurred.

j.	Severance pay:

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

k.	Fair value of financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, restricted cash, short-term deposits, accounts receivable, trade payables, accrued expenses and employees and payroll accruals approximate their fair value due to the short-term maturities of such instruments.

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

l.	Accounting for share-based compensation:

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

The fair value of each options award is estimated on the grant date using the Black-Scholes-Merton model noted in the following table:

	2013	2012

Dividend yield	0%	0%
Expected volatility	84-105%	80%
Risk-free interest	1.51%-1.63%	0.63%-0.95%
Expected life	4.75 years	3.75 years

Expected volatility was calculated based upon the industry volatility of high-tech companies.

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The expected option term represents the period during which the Company's stock options are expected to be outstanding and was determined based on the simplified method permitted by Staff Accounting  Bulletin No. 110 ("SAB 110") as the average of the vesting period and the contractual term. The risk-free interest rate is based on the yield from U.S. Federal Reserve rates. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

In accordance with ASC 505-50, "Equity-Based Payments to Non-Employees", the Company records compensation expenses equal to the fair value of options granted to non-employees over the period of service, which is generally the vesting period.

m.	Convertible Preferred shares:

Since the Company board of directors has the exclusive right to approve a redemption event, and since the Company board of directors controlled by preferred shareholders, all of the preferred shares have been presented outside of permanent equity in accordance of the ASC 480-10-S99-3A, "Classification and Measurement of Redeemable Securities" since it is uncertain whether or when a redemption event will occur. Subsequent adjustment to increase the carrying value to redemption values will be made when it became probable that such redemption will occur.

n.	Income taxes:

The Company and its subsidiary account for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value (see note 8(c)).

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiary to concentrations of credit risk consist principally of cash and cash equivalents and restricted cash.

Cash and cash equivalents and restricted cash are invested in major banks in Israel and the U.S management believes that the financial institutions that hold the Company's investments are institutions with a high credit standing and, accordingly, minimal credit risk exists with respect to these investments.

p.	Concentrations of credit risks:

The Company evaluated all events or transactions that occurred subsequent to December 31, 2013 through, the date of approval of these consolidated financial statements and has determined that there are no subsequent events that require disclosure or recognition in the consolidated financial statement, except as noted in note 11.

NOTE 3:-  INVENTORIES

	December 31,
	2013	2012

Raw materials and components	$206	$696
Work in progress	-	106

	$206	$802

*)         In 2013 the company reclassified $ 621 amount from inventory to research and development expenses as the Company used the materials and components as part of its research and development activity. During the year ended December 31, 2012, the Company recorded a $ 547 write offs of inventory under research and development cost.

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-  PROPERTY AND EQUIPMENT

	December 31,
	2013	2012
Cost:
Computers, peripheral equipment and software	$331	$257
Lab equipment	907	784
Office furniture and equipment	57	38
Leasehold improvements	215	81
Communication equipment	22	22

	1,532	1,182
Accumulated depreciation	695	472

Depreciated cost	$837	$710

Depreciation expenses amounted to $ 223 and $ 213 for the years ended December 31, 2013 and 2012, respectively.

NOTE 5:-   CONVERTIBLE LOAN

a.
During the period between August and November 2009, the Company entered into several convertible loan agreements, according to which certain lenders provided the Company with convertible loans in an aggregate amount of $ 5,832. The loans bear annual interest at the rate of 3% and the convertible to preferred shares of the Company in accordance with the agreements. The Company accounted for the above convertibles loans according to ASC 470-20 "Debt with Conversion". No beneficial conversion feature was recorded as the effective conversion price of the convertibles loans was higher than the fair market value of the share on the date of issuance.

b.
In June 2010, the Company entered into several convertible loan agreements, according to which certain lenders provided the Company with convertible loans in an aggregate amount of $ 3,150. The convertible loan agreements were signed under the same terms as indicated above. The Company accounted for above convertibles loans according to ASC 470-20, "Debt with Conversion". No beneficial conversion feature was recorded, as the effective conversion price of the convertibles loans was higher than the fair market value of the share on the date of issuance.

c.
In January 2011, the Company signed a Preferred F shares purchase agreement for the issuance of 43,343,631 Preferred F shares in four installments, for the total consideration of $ 17,000 and the conversion of the convertible loans.

Subject to the agreement dated August 31, 2009, September 30, 2009, November 29, 2009 and June 10, 2010, the convertible loans shall be converted at the first installment to 15,244,457 Preferred F shares. (Refer to Note 6(b2)).

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-  CONVERTIBLE LOAN (Cont.)

d.
During October 2013, the Company entered into a convertible loan agreement, according to which certain lenders provided the Company with convertible loan in an aggregate amount of $ 2,000. The loan bears annual interest at the rate of 8%, compounded annually. The loan shall be converted or repaid as follows: a) upon the achievement of the Milestone (as defined in the Loan Agreement), the loans shall be automatically converted together with the accrued interest into Series F Preferred Shares of the Company, at the original issue price for such shares ($0.605) less a discount of 15%. If such automatic conversion takes place before the expiration of 6 months from the closing of such loans, such discount to increase by 4% per month but no more than 30%; b) in the event of an equity investment which is unrelated to the Milestone, each lender may convert its portion of the total loan, into Series F Preferred Shares, or into the shares issued at such equity investment based on their terms, at the price per share paid therefor, with a discount as described in (a) above; c) each lender may convert its portion of the loan together with accrued interest, into Series F Preferred Shares, at the discounted price per share as describe in (a) above; d) in the event of an M&A Transaction (as defined in the Loan Agreement), an amount equal to 200% of the outstanding loans together with accrued interest shall be repaid to the lenders, prior and in preference to the liquidation preference on, or any dividend, distribution or other payment made with respect to, the Company's equity; e) in the event that the loans were not converted pursuant to the foregoing options within 48 months from the date of the Loan Agreement closing, then loans together with accrued interest shall be due and payable to the lenders, provided that no Lender shall enforce rights to repayment without the consent of the Major Lenders (as defined in the Loan Agreement). The Company accounted for above convertibles loans according to ASC 470-20 "Debt with Conversion". Beneficial conversion feature was recorded as the effective conversion price of the convertibles loans was lower than the fair market value of the share on the date of issuance. The beneficial conversion feature amounted to $ 200 on the issuance date and will be amortized over a period of 48 months from that date. In 2013 the amortization expenses of the beneficial conversion feature were 9$.

As of December 31, 2013 discount on account of convertible loan amounted to 191$.

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

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-  SHARE CAPITAL (Cont.)

2.
Preferred shares:

Preferred shares confer to their holders certain right to receive dividends and the right to vote. The Preferred shares are convertible into Ordinary shares on a one-for-one basis at any time except the Preferred F shares that are convertible into Ordinary shares on a two-for-one basis at any time, at the holder's discretion. The Preferred share will be automatically converted into Ordinary share upon certain events, all as set forth in the Company Amended Articles of Association. The Preferred shares confer upon the holders certain liquidation preference, depending on the ratio between the assets available from distribution and the original purchase price, all as set forth in the Company's Amended Articles of Association.

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

2.	On January 10, 2011, the convertible loan and accrued interest were converted into 15,244,456 Preferred F shares.

3.	On May 27, 2011 the Company received the second installment (see b(1) above) and issued 6,170,799 shares in consideration of $ 3,733.

4.	On September 8, 2011 the Company received the third installment (see b(1) above) and issued 6,170,799 shares in consideration of $ 3,733.

5.	On February 18, 2013 the Company received the fourth installment and issued 6,170,696 shares in consideration of $ 3,733.

6.
In May 13, 2013 the Company effected a private placement and on June 12, 2013 issued 4,958,678 Preferred F shares in consideration of the first installment of $ 3,000. Under this private placement the Company will issue up to an additional 11,570,925 Preferred F shares in consideration of up to $ 7,000 based on completion of the stipulated milestone.

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-  SHARE CAPITAL (Cont.)

7.	Liquidation preference of Preferred shares as of December 31, 2013 amounted to $ 113,334.

c.	Stock Option Plan:

Under the Company's 2007 Share Option Plan ("the Plan"), options may be granted to officers, directors, employees and consultants of the Company.

Pursuant to the Plan, the Company reserved for issuance 12,387,689 Ordinary shares. As of December 31, 2013, an aggregate of 1,260,873 stock options of the Company are still available for future grant. Each option granted under those Plans is exercisable until the earlier of seven years from the date of the grant of the option or the expiration dates of the respective option plans. The options vest primarily over a service period of four years. For each grant, 25% of the option vest on the option vest on the first anniversary of the grant and 6.25% at the end of each subsequent quarter over the course of the following three years. Any options canceled or forfeited before expiration, become available for future grants. All as set forth in the Plan, or otherwise approved by Board of Directors.

A summary of the Company's stock option plan activity is as follows:

	Year ended December 31, 2013
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	5,955,620	$0.17	4.96	-
Granted	4,133,930	0.31	6.55	-

Outstanding at end of year	10,089,550	$0.23	5.61	-

Exercisable at end of year	4,095,709	$0.21	3.85	-

The weighted average grant date fair values of options granted as of December 31, 2013 and 2012 was $ 0.05 and $ 0.11, respectively.

The weighted average fair values of the outstanding options as of December 31, 2013 and 2012 were $ 0.09 and $ 0.12, respectively.

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-  SHARE CAPITAL (Cont.)

d.	Options granted to non-employees:

The Company's outstanding options that were granted to service providers as of December 31, 2013 are as follows:

Issuance date	Number of options	Exercise price	Options exercisable	Exercisable through
April 2005	9,877	$0.18	9,877	April 2015
July 2005	9,877	$0.18	9,877	July 2015
December 2005	8,438	$0.65	8,438	December 2015
May 2006	19,936	$1.14	19,936	December 2016
November 2007	21,460	$2.23	21,460	November 2014
August 2009	23,666	$0.63	23,666	August 2016
January 2011	611,920	$0.09	420,695	January 2018
June 2011	50,306	$0.09	31,225	June 2018
September 2011	50,306	$0.09	28,102	September 2018
January 2013	50,306	$0.09	-	January 2020
May 2013	46,466	$0.09	-	May 2020

	902,558		598,256

The Company accounts for its options to consultants under the fair value method of ASC 505-50. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2013 and 2012:

	2013	2012

Dividend yield	0%	0%
Expected volatility	105%	80%
Risk-free interest	1.55%	0.6%
Expected life	6.5 years	2.78 years

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

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees, directors and service providers included in the Company's consolidated statement of operations:

	Year ended December 31,
	2013	2012

Research and development cost	$44	$42
General and administrative expenses	67	84

Total stock-based compensation expense	$111	$126

As of December 31, 2013, there was $ 175 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and service providers under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 4 years.

NOTE 7:-   CONVERTIBLE PREFERRED SHARES

a.
The Company's Amended and Restated Articles of Association authorize the issuance of shares of series A, B, C, D, E and F convertible preferred shares. The Article of Association ("AOA") states that the convertible preferred shares are not redeemable, they include certain contingent provisions (deemed liquidation events) that may trigger distribution of cash upon events that are not in the Company's control and that do not result in final liquidation of the Company (e.g., change in control). Based on ASC 480-10-S99, as redemption of the Company's convertible preferred shares is considered outside of the Company's control (since the board of directors is controlled by the preferred shareholders), all the convertible preferred shares have been classified outside of shareholders deficit in the Company's consolidated balance sheets and consolidated statements of changes in convertible preferred shares and shareholders' deficit.

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-   CONVERTIBLE PREFERRED SHARES (Cont.)

b.	Significant terms of convertible preferred share are as follows:

 Voting rights

The preferred shares shall have the same voting rights as Ordinary shares. The holders are entitled to one vote for each share of ordinary share for which the share be converted. The holders of the convertible share and ordinary share vote together and not as separate classes.

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

 Conversion

The Preferred Shareholders shall have conversion rights as follows:

Each Preferred Share shall be convertible, at the option of the holder of such share, at any time after the Original Issue Date of such share, into such number of fully paid and non-assessable Ordinary Shares of the Company as is determined by dividing the applicable Original Issue Price for such share by the Conversion Price at the time in effect for such share. The Conversion Price for each Preferred Share shall be subject to adjustment in accordance with any Recapitalization Event and pursuant to the anti-dilution provisions set forth herein.

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-  CONVERTIBLE PREFERRED SHARES (Cont.)

Each Preferred Share shall automatically be converted into fully paid and non-assessable Ordinary Shares by dividing the applicable Original Issue Price by the Conversion Price at the time in effect for such Preferred Share, immediately upon: (i) a Qualified IPO, or (ii) the consent in writing of the Majority Preferred Shareholders. In the event that prior to the Qualified IPO, the Company issues any Additional Securities (as defined below) at a price per share lower than the Conversion Price of any of the Preferred Shares in effect immediately prior to such issuance, then upon each such issuance, the Conversion Price of the relevant Preferred Shares shall be reduced, for no additional consideration, in accordance with Conversion Price Adjustments of Preferred Shares formula as defined in the Article Of Association  of the Company.

c.	Share issuance:

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

2.	On January 10, 2011, the convertible loan and accrued interest were converted into 15,244,456 Preferred F shares.

3.	On May 27, 2011 the Company received the second installment (see c(1) above) and issued 6,170,799 shares in consideration of $ 3,733.

4.	On September 8, 2011 the Company received the third installment (see c(1) above) and issued 6,170,799 shares in consideration of $ 3,733.

5.	On February 18, 2013 the Company received the fourth installment and issued 6,170,799 shares in consideration of $ 3,733.

6.
In May 13, 2013 the Company effected a private placement. On June 9, 2013 the Company issued 4,958,678 Preferred F shares in consideration of the first installment of $ 3,000. Under this private placement the Company will issue up to an additional 11,570,925 Preferred F shares in consideration of up to $ 7,000 based on completion stipulated milestone

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-  TAXES ON INCOME

a.	Tax rates applicable to the income of the Israeli company:

Taxable income of Israeli companies is subject to tax rate of 25% in 2013 and 24% in 2012 .On July 30, 2013, the Israeli Parliament (the Knesset) approved the second and third readings of the Economic Plan for 2013-2014 ("Amended Budget Law") which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

These changes include, among others, raising the Israeli corporate tax rate from 25% to 26.5%, effective from January 1, 2014.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31
	2013	2012

Operating loss and deductions carry forwards	$17,209	$13,048
Reserves and allowances	37	42
Research and development tax credit	1,924	1,100
Depreciation of fixed assets	15	12

Net deferred tax asset before valuation allowance	19,185	14,202
Valuation allowance	(19,185)	(14,202)

Net deferred tax asset	$-	$-

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-  TAXES ON INCOME (Cont.)

As of December 31, 2013, the Company has provided a full valuation allowance of approximately $ 19,185 in respect of deferred tax assets resulting from tax loss carry forwards and other temporary differences. Management currently believes that since the Company and its subsidiary have a history of losses it is more likely than not that the deferred tax regarding the loss carry forward and other temporary differences will not be realized in the foreseeable future.

d.	Loss before taxes on income consists of the following:

	Year ended December 31
	2013	2012

Domestic	$(10,697)	$(7,139)
Foreign	99	96

	$(10,598)	$(7,043)

The provision for income tax derives from reimbursement of the U.S. subsidiary's expenses by the parent company, which is taxable in the U.S.

e.	Net operating losses carry forward:

The Israeli Company has accumulated losses and deductions for tax purposes as of December 31, 2013, in the amount of approximately $ 64,940, which may be carried forward and offset against taxable income in the future for an indefinite period.

f.	Final tax assessments:

The Company's tax assessments through the 2008 tax year are considered final.

g.	No liability for unrecognized tax benefits was recorded as a result of implementation of ASC 740.

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31
	2013	2012

Financial income:
Interest on bank deposits	$(8)	$(43)
Foreign currency translation differences	(15)	-

	(23)	(43)

Financial expenses:
Interest and bank charges	40	12
Beneficial conversion feature	9	-
Foreign currency translation differences	-	5

	49	17

	$26	$(26)

NOTE 10:-  COMMITMENTS

a.
The facilities and motor vehicles of the Company are rented under operating leases that expire on various dates. Aggregate minimum rental commitments under cancelable and non-cancelable leases as of December 31, 2013, are as follows:

Year

2014	$439
2015	418

$857

Facilities and motor vehicles rent expenses for the years ended December 31, 2013 and 2012, were $ 467 and $ 280, respectively.

b.	During the year 2013, the Company entered into several purchase orders with several suppliers. As of December 31, 2013, the Company has open purchase orders in the amount of $ 608.

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-  SUBSEQUENT EVENTS

In February 4, 2014, the Company entered into a convertible loan agreement, according to which certain lenders provided the Company with convertible loan in an aggregate amount of $ 2,038. The loan bears annual interest at the rate of 8%, compounded annually. The loan shall be converted or repaid in accordance with the terms in the agreement which are the same as the terms in the convertible loan received during 2013.

NOTE 12:-   RECONCILIATION TO "INTERNATIONAL FINANCIAL REPORTING STANDARDS"

a.
According to International Financial Reporting Standards ("IFRS"), a convertible loan has a convertible element which should be bifurcated and recorded in equity. The financial liability is presented at fair value through profit and loss. According to U.S. GAAP, a convertible loan is presented at its nominal value with a beneficial conversion feature recorded net from the loan and in equity (see Note 5 (d)). The Company's convertible loan had been accounted accordingly.

b.
According to International Financial Reporting Standards ("IFRS"), the redemption convertible preferred shares should be presented as equity since the event may trigger the redemption are  in the control of the entity as the board approval is required and the board represents the Company according to IFRS. According to U.S. GAAP in accordance with ASC 480-10-S99-3A the redeemable convertible preferred shares are presented outside of permanent equity, as further explain in Note 7a and Note 2m.

Based on this, the following adjustments are required to the financial statements:

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-  RECONCILIATION TO "INTERNATIONAL FINANCIAL REPORTING STANDARDS" (Cont.)

c.	Reconciliations to balance sheets:

	December 31, 2013			December 31, 2012
	U.S GAAP	Effect of transition to IFRS	IFRS	U.S GAAP	Effect of transition to IFRS	IFRS
ASSETS

Total current assets	$1,570	-	$1,570	$3,186	$-	$3,186

Total non-current assets	858	-	858	710	-	710

Total assets	$2,428	$-	$2,428	$3,896	$-	$3,896

LIABILITIES AND EQUITY

Total current liabilities	$1,165	$-	$1,165	$890	$-	$890

Convertible loan	1,833	(1,723)	110	-	-	-

Convertible Preferred shares	64,245	(64,245)	-	57,512	(57,512)	-

Total shareholders' equity	(64,815)	65,968	1,153	(54,506)	57,512	3,006

Total liabilities and shareholders' equity	$2,428	-	$2,428	$3,896	$-	$3,896
d.	Reconciliations to the statement of income:

	December 31, 2013			December 31, 2012
	U.S GAAP	Effect of transition to IFRS	IFRS	U.S GAAP	Effect of transition to IFRS	IFRS

Operating expenses	$10,572	$-	$10,572	$7,069	$-	$7,069

Financial expenses (income)	$26	$77	$103	$(26)	-	(26)

Loss before income taxes	10,598		10,675	7,043	-	7,043

Income taxes	22	-	22	33	-	33

Net loss	$10,620	$77	10,697	$7,076	-	$7,076

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

POCARED DIAGNOSTICS LTD.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) ACCORDING TO IFRS (Cont.)

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance at December 31, 2008	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	4,589,072	$11	$-	$-	$-	$-	$14,038	$(28,215)	$(14,154)
Conversion of convertible loan to preferred D-1 shares	-	-		-	-	-	-	-	4,924,722	49	-	-	-	-	17,531	-	17,580
Exercise of option granted to service provider	-	-	-	-	-	-	-	-	59,807	1	-	-	-	-	20	-	21
Issuance of Preferred E shares(at $0.63),	-	-	-	-	-	-	-	-	-	-	10,413,052	25	-	-	6,523	-	6,548
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	143	-	143
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(13,533)	(13,533)

Balance at December 31, 2009	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	-	-	38,255	(41,748)	(3,395)
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	174	-	174
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,679)	(3,679)

Balance at December 31, 2010	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	-	-	38,429	(45,427)	(6,900)
Issuance of Preferred F shares (at $ 0.605)	-	-	-	-	-	-	-	-	-	-	-	-	37,172,832	104	22,084	-	22,188
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	224		224
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,556)	(5,556)

Balance at December 31, 2011	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	37,172,832	104	60,737	(50,983)	9,956
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	126		126
Net loss																(7,076)	(7,076)

Balance at December 31, 2012	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	37,172,832	104	60,863	(58,059)	3,006
Issuance of Preferred F shares (at $ 0.605)	-	-	-	-	-	-	-	-	-	-	-	-	11,129,374	32	6,701	-	6,733
Bifurcated derivative in convertible loan															2,000	-	2,000
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	111	-	111
Net loss																(10,697)	(10,697)

Balance at December 31, 2013	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	48,302,206	136	69,675	(68,756)	1,153