Form 20-F
period 2014-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2015-03-11
CIK 315126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014
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

For the purpose of this Annual Report, the terms "group companies" and "companies in our group" collectively refer to subsidiaries, associates and other companies in which we have direct or indirect holdings through our wholly-owned subsidiaries, Elbit Ltd., or Elbit, and DEP Technology Holdings Ltd., or DEP, including DEP's 50.1% subsidiary, RDC Rafael Development Corporation Ltd., or RDC, and RDC's wholly owned subsidiary, R.D. Seed Ltd. (formerly Navitrio Ltd), or RDSeed. Our ownership interests in our group companies reflected in this Annual Report represent our beneficial ownership interests in the outstanding shares of these companies as of December 31, 2014 unless otherwise expressly indicated. Our outstanding beneficial ownership interests in the preferred shares of these companies are represented on an as-converted-basis, unless otherwise indicated. Except where expressly otherwise stated herein, our beneficial ownership interests do not take into account dilution due to the exercise of options or other convertible instruments and accordingly are subject to change as a result of the exercise of such options. Furthermore our fully diluted holdings do not take into account options or convertible loans when the amount of shares to be received upon their exercise or conversion, as applicable, is not known in advance. We have also indicated our direct holding and our share in the holding of RDC and RDSeed in a group company where applicable. The references in this Annual Report to the Statement of Financial Position items are as of December 31, 2014 unless otherwise indicated.

Please be advised that in order to make our disclosure more consistent with the information disclosed in our previous Annual Report and with our annual report in Hebrew prepared in accordance with Israeli securities laws and regulations, being filed simultaneously with this Annual Report (see also "Item 4.A – History and Development of the Company”), certain information not required by this Annual Report on Form 20-F has been included.

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

Group Companies Holdings Diagram

The following is a diagram of our holdings in our group companies as of December 31, 2014, including the group operating companies held through our subsidiaries, DEP, RDC and RDSeed directly indicating our percentage interests in the outstanding share capital of our group companies (reflecting our holdings in ordinary shares and preferred shares on an as converted basis and not on a fully diluted basis):

(1)
In February 2015, our shareholding in Pocared increased to approximately 53% due to an investment by us of approximately $4.5 million. For more details regarding our investment in Pocared, see “Item 4.A” below.

(2)
In February 2015, our shareholding in Cartiheal increased to approximately 33% due to an investment by its principal shareholders. For more details regarding our investment in Cartiheal, see “Item 4.A” below.

(3)	In February 2015, our shareholding in Kyma decreased to approximately 53% due to an investment by its main shareholders. For more details regarding our investment in Kyma see “Item 4.A” below.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following selected financial data for the years ended and as of December 31, 2010, 2011, 2012, 2013 and 2014 are derived from our audited consolidated financial statements, of which the Consolidated Statements of Financial Position as of December 31,2010, 2011,2012, 2013 and 2014, and the Consolidated Statements of Income, for each of the years ended December 31, 2012, 2013 and 2014 appear later in this Annual Report and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. You should read the following selected financial data together with "Item 5 – Operating and Financial Review and Prospects" of this Annual Report, "Item 8 – Financial Information" of this Annual Report and our consolidated financial statements together with the notes thereto included elsewhere in this Annual Report. Please see Note 18 to our consolidated financial statements with respect to the computation of basic and diluted net earnings (loss) per ordinary share.

Item 3. Key Information (Cont.)

Consolidated statements of income

(in thousands of U.S. Dollars ("U.S. Dollars", "U.S. $" or "$"), except share and per share data)

	2010	2011	2012	2013	2014
Income
Income from sales	9,608	14,103	-	97	374
Gain from disposal and revaluation of investee companies and changes in holdings, net	165,449	34, 605	39,426	8,416	176,095
Financial income	2,955	1,758	1,241 1,241	684	887
	178,012	50,466	40,667	9,197	177,356
Cost and Expenses:
Cost of sales	3,948	5,823	-	59	124
Research and development expenses, net	18,209	18,184	6,869	3,929	2,113
Selling and marketing expenses	6,551	5,672	905	545	1,324
General and administrative expenses	13,577	10,474	7,190	7,193	7,057
Equity in losses of associates, net	10,863	10,374	8,357	11,868	15,840
Amortization of intangible assets	1,484	313	-	-	-
Financial expenses	3,031	4,173	2,052	561	3,393
Other expenses (income), net	3,136	9,560	(282)	(3,487)	793
	60,799	64,573	25,091	20,668	30,644
Income (loss) before taxes on income	117,213	(14,107)	15,576	(11,471)	146,712
Taxes on income (tax benefit)	6,112	602	(262)	(28,401)	45,326
Net income (loss)	111,101	(14,709)	15,838	16,930	101,386
Net income (loss) attributable to Elron's shareholders	66,333	(8,417)	4,357	17,935	85,494
Net income (loss) attributable to non-controlling interest	44,768	(6,292)	11,481	(1,005)	15,892
Net income (loss)	111,101	(14,709)	15,838	16,930	101,386
Net income (loss) per share attributable to shareholders:
Basic gain (loss) per share	2.17	(0.34)	0.09	0.54	2.87
Weighted average number of ordinary shares used in computing basic gain (loss) per share (in thousands)	29,655	29,660	29,664	29, 743	29,744
Diluted gain (loss) per share	2.17	(0.34)	0.09	0.54	2.87
Weighted average number of ordinary shares used in computing diluted gain (loss) per share (in thousands)	29,666	29,660	29,664	29,744	29,744

Item 3.	Key Information (Cont.) Consolidated Statement of Financial Position

 (in thousands of U.S. Dollars ("U.S. Dollars", "U.S. $" or "$"), except share and per share data)

	2010	2011	2012	2013	2014
Cash, cash equivalents and short-term and long term investments	56,904	40,078	47,541	32,291	159,914
Assets held for sale	17,211	3,155	-	108,735	-
Investments in associate companies and in other companies and long term receivables	157,785	134,237	140,624	34,870	33,858
Total assets	250,315	208,329	197,082	212,902	197,728
Total current liabilities	14,916	4,994	42,842	7,701	4,951
Long term loans from banks and others	535	3,288	4,000	-	-

Total equity	219,470	194,083	184,919	199,815	192,777
Equity attributable to Elron's shareholders shareholders	195,901	173,609	162,040	180,783	155,879
Capital stock	205,662	191,481	190,414	194,160	202,392

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

If our cash resources are insufficient to finance our operations, we may be unable to obtain alternative sources of financing and consequently may be unable to invest in existing and new companies. Our financial resources are dependent upon the proceeds of realization of our holdings in our group companies, loans and credit lines. In the absence of sufficient amounts of such financial resources, there is no assurance that we will be successful in raising additional capital for our activities and continued support of and investment in our existing and new companies.

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

As a result of the sale of our investment in Given Imaging on February 27, 2014, a significant portion of our assets and income during 2014 consisted of passive assets (e.g., cash) and passive income. Thus, absent our qualification for the “change of business exception” discussed below, we believe that we would likely be classified as a PFIC for our 2014 taxable year. However, if we are able to satisfy the requirements set forth in Section 1298(b)(3) of the United States Internal Revenue Code of 1986, as amended, which provides an exception from PFIC classification for companies undergoing a “change of business,” we will not be classified as a PFIC for 2014.

In order to qualify for the change of business exception to PFIC status, we must generally satisfy the following requirements: (1) we have never been classified as a PFIC prior to 2014, (2) substantially all of our passive income for 2014 is attributable to proceeds from the disposition of one or more active trades or businesses and (3) we are not classified as a PFIC in 2015 and 2016.  Based on an analysis conducted by us and our advisors, we believe that it is likely that we will meet requirements (1) and (2) above. In such case, we would not be classified as a PFIC for 2014 so long as we do not become classified as a PFIC in 2015 and 2016. A key factor in determining whether the change of business exception applies to us for 2014 will be our deployment of our cash resources during 2015 and 2016.

U.S. holders of our shares are urged to review "Item 10 – Additional Information – Taxation – U.S. Federal Income Tax Considerations – Tax Consequences If We Are a Passive Foreign Investment Company" and consult with their tax advisors regarding the potential application and effects of the PFIC rules to their acquisition, ownership and disposition of our ordinary shares.

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

Our principal shareholder, Discount Investment Corporation Ltd., or DIC, has the ability to direct our business and affairs. As of December 31, 2014, DIC beneficially owned an aggregate of approximately 50.32% of our ordinary shares and is our controlling shareholder. As of the date of publication of this Annual Report, DIC has the power to elect a majority of the members of our board of directors and accordingly, DIC has the ability to direct our business and affairs. In addition, DIC's control over us may impose various regulatory restrictions on our activities. See risk factors below regarding anti-trust regulations, Bank of Israel regulations on borrowing from Israeli banks, the Promotion of Competition and Reduction of Centralization Law, 5774-2013 ("Concentration Law"), and regulatory and contractual restrictions. Furthermore, we entered into a Services Agreement with DIC pursuant to which we receive substantially all of our managerial and administrative services through a staff employed by DIC. Also, a vice president of DIC serves as our Chief Executive Officer. For more information see "Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders". Due to the new Israeli Law for Increasing Competitiveness and Reducing Market Concentration, DIC will be permitted to continue to control us until six years from date of publication of the law. For more information see “Risks Affecting Us and the Companies in Our Group".

We have voluntarily delisted from the Nasdaq Global Select Market and may in the future seek to terminate our Exchange Act registration. In view of the significant costs associated with maintaining a U.S. listing, our relatively limited number of U.S. holders of record and the fact that a substantial majority of the trading of our shares then occurred on the Tel Aviv Stock Exchange, or TASE, we voluntarily delisted our shares from the Nasdaq Global Select Market, or Nasdaq, on January 6, 2010. As a result of our delisting, we are required to comply with reporting requirements in accordance with both Israeli and applicable U.S. securities laws. To the extent that we comply with one of the deregistration conditions required under the applicable U.S. securities laws, it will be possible for us to effect a deregistration. The foregoing actions may have an adverse impact on the market price for our ordinary shares. If we are successful in terminating our Exchange Act registration, we will no longer be obligated to file reports with or furnish reports to the SEC, including annual reports on Form 20-F and reports on Form 6-K. After deregistration under the Exchange Act, we will continue to be governed by disclosure requirements under applicable Israeli law and regulations. Since the time we voluntarily delisted and until today, the conditions for deregistering have not been met. For more information see "Item 4.A – History and Development of the Company".

Risks Affecting Us and the Companies in Our Group

 We compete with other entities for acquisition and investment opportunities. As part of our overall strategy, we pursue opportunities for acquisitions of, and investments in, Israeli companies and Israel-related technology companies. The success of a number of Israeli companies has prompted potential investors to seek investment opportunities in Israel, which has allowed many Israeli high-technology companies to gain direct access to Israeli and foreign public securities markets and financial and strategic acquisition potentials. We compete for acquisition and investment opportunities with other established and well-capitalized entities such as strategic investors (large technology companies which invest in their field of activity or tangential fields), venture capital funds, private equity funds and other investors. There can be no assurance that we will be able to identify acquisition or investment opportunities upon favorable terms. Our failure to effect further acquisitions or investments in the future may hinder our ability to grow and could harm our business, financial condition and results of operations

Global and local economic conditions may adversely affect our and our group companies' results and financial condition and could lead to impairment charges. Developments in the global markets and particularly in the Euro zone and in the United States, which include securities' prices and currencies' exchange rate fluctuations, as well as domestic developments, in the past have affected and in the future may affect our and our group companies' results of operations, liquidity, value of equity, value and exit potential of assets, business (including the demand for our group companies' products), financial covenants, ability to distribute dividends, ability to raise financing as required for day-to-day, long-term and R&D operations, allocation of resources, and availability and terms of financing from financial institutions and banks.

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

We may face difficulties in our ability to dispose of our shares in companies in our group. We are subject to regulatory limitations, including lock up periods according to applicable securities laws, anti-trust laws, as well as contractual limitations, all of which may limit the possibilities for disposing of our holdings in our group companies. Rights of first refusal, tag-along, bring along, veto rights and similar rights which may restrict transfer of shares may limit our ability to dispose of our shares in our privately held group companies.  Furthermore, due to the limitations of U.S. and Israeli securities laws, material non-public information in relation to publicly traded companies to which we may become exposed because of service of our members of personnel on the boards of directors of companies in our group, and contractual and legal limits on the tradability of the shares we own or control, may create difficulties in our ability to dispose of our shares in these companies in our group at a time and in a manner we deem suitable.

Our ability to invest in companies or conclude exit transactions may be adversely affected and/or prevented by anti-trust regulations both in Israel and abroad. The Israeli and international anti-trust laws may adversely affect and even prevent our or our group companies' ability to invest in companies or to effect exit transactions. Certain of these transactions may be subject to the approval of the General Director of the Israeli Anti-Trust Authority, or the General Director, which approval may be denied or given with certain conditions. Due to the fact that IDB Development Corporation, or IDBD, holds, indirectly through DIC, more than 50% of our shares, any enquiry as to whether an investment transaction needs to be reported to or to receive the consent of the General Director is extensive in its scope, taking into account other companies within the IDBD group of companies. In addition, since our group companies may become involved in or be the subject of cross border transactions, foreign anti-trust approvals in countries in which the parties to the transaction operate, such as the United States and Europe, may also be required, which may in turn delay or prevent such transactions from taking place.

The Israeli Promotion of Competition and the Reducing of Centralization Law may adversely affect our business. In December 2013, the Concentration Law was published and some of the provisions apply to us, namely in the following respects:

a.
According to the Concentration Law's provisions, "reporting corporations" (generally speaking, corporations whose securities are held by the public) structured as pyramids are restricted to two tiers of reporting corporations (while a company lacking a controlling shareholder will not count as a first-tier company). This means that as of the date of publication of this Annual Report, we are considered a third-tier company. So long as we are considered a third-tier company according to the Concentration Law, we are entitled to continue controlling reporting companies that are under our control as of the Concentration Law's publication, for up to four years after the publication of the Concentration Law. As of the date of publication of this Annual Report, there are no reporting companies under our control. Our controlling shareholder, DIC, is considered as of the publication of this Annual Report a second-tier company that is entitled to continue controlling us for up to six years after the Law's publication.

b.
As long as we are considered at least a third-tier company according to the Concentration Law, our board of directors will be required to consist of a majority of independent directors, and the number of our external directors will be required to constitute at least half of our board members, less one (rounded up) and will include no less than two external directors. As of the date of publication of this Annual Report, our board of directors meets these requirements.

The above may materially adversely impact us, taking into account, among others, the restrictions on our holding structure, our ability to acquire control in public companies traded in Israel, the value of such holdings, and our ability to take public in Israel companies which we control. In addition, this law may impact on our control structure.

We and our group companies are subject to regulatory requirements and restrictions in Israel and various other countries. Our and our group companies' operations are subject to regulation in Israel and additional countries in which we and our group companies operate or wish to operate. These regulatory requirements may impact, inter alia, on our reporting obligations and as a result, may affect our business and our ability to invest in new companies. In addition, the regulatory requirements and restrictions in Israel to which we and our group companies are subject may be different and even in conflict with the regulatory requirements and restrictions applicable to us and our group companies in other countries. If this occurs, it will adversely affect our business.

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

The market price of our ordinary shares is subject to fluctuations. The market price of our ordinary shares has fluctuated significantly over time. The following factors, among others, may significantly impact the market price of our ordinary shares:

•	any slowdown of the global economic condition;

•	the market price of our group companies that may become publicly traded;

•	low trading volume of our ordinary shares, which has decreased and may further decrease following our delisting from Nasdaq;

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

•
Know-How transfer limitation: The R&D Law restricts the ability to transfer know-how funded by the OCS outside of Israel. Transfer of OCS funded know-how outside of Israel requires prior OCS approval and is subject to certain payment to the OCS calculated according to formulae provided under the R&D Law. The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to a third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between aggregate OCS grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. The R&D Law establishes a maximum payment of the redemption fee paid to the OCS under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its OCS funded know-how, in whole or in part, or sells it as part of an M&A transaction, and subsequently ceases to conduct R&D activity in Israel, the maximum redemption fee under the above mentioned formulas shall be no more than 6 times the amount received (plus annual interest) for the applicable know-how being transferred, or the entire amount received from the OCS as applicable; (ii) in the event that following the transactions described above (i.e. asset sale of OCS funded know-how or transfer as part of an M&A transaction) the company continues to conduct its R&D activity in Israel (for at least three years following such transfer and keeps on staff at least 75% of the R&D employees it retained for the six months before the know-how was transferred), then the company is eligible for a reduced cap of the redemption fee of no more than 3 times the amounts received (plus annual interest) for the applicable know-how being transferred, or the entire amount received from the OCS, as applicable.

It should be noted that there is no assurance that our group companies will receive the required approvals from the OCS for any proposed transfer outside of Israel of technology and/or know-how developed with OCS funding, if such will be required.

In the event that group companies which received grants from the OCS, request to manufacture OCS funded products outside Israel or to sell their OCS funded know-how or a part thereof to a non-Israeli entity, including within the framework of the sale of that company or its assets, then the approval of the OCS will be required and this will involve additional payments to the State of Israel.

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

In addition, the OCS is in the process of exploring the possibility of promulgating regulations, including the consideration due to the State of Israel for the granting of licenses to use know-how developed as a result of research financed by the OCS. Such regulations may have an effect on us and our group companies receiving OCS grants, in respect of the amount of their payments to the OCS for the grant of sub-licenses to third parties. As of the date of publication of this Annual Report, we are unable to assess the effect, if any, of the promulgation of such regulations on our group companies.

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

Certain of our group companies depend on international operations. The products of most of our group companies are designated for sale to customers outside of Israel. As a result, negative changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause the business, financial condition and results of operations of these companies to be harmed and as a result negatively impact on our financial condition and results of operations. Some of the risks of doing business internationally include:

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel, including among others, periodic disruption of day-to-day civilian activity in different parts of Israel. Armed conflicts in recent years with both Hezbollah, a Lebanese Islamist Shiite militia group, and Hamas, a Palestinian Islamic Resistance Movement, have further strained relations between Israel and the Palestinians. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region could have a negative effect on our and our group companies' business and financial condition, harm our and our group companies’ results of operations and adversely affect our share price. No predictions can be made as to whether or when a final resolution of the region's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development.

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

Product regulation may adversely affect the ability of our medical device group companies to bring new products to market or to continue to supply existing products to the market. Our medical device group companies are subject to strict government controls on the development, manufacture, labeling, distribution and marketing of products, including with regard to financial arrangements and kickbacks to financial institutions and healthcare officials and with regard to obtaining and maintaining regulatory approval for their products from regulatory agencies before products may be sold in a particular jurisdiction. Each regulatory authority may impose its own requirements and delay or refuse to grant approval, even though a product has been approved in another country. Regulatory delays, the inability to successfully complete clinical trials, claims and concerns about safety and efficacy, new discoveries, patents and products of competitors and related patent disputes and claims about adverse side effects are only a few of the factors that could adversely affect the realization of product registration. Compliance with regulatory requirements involves significant time and money resources. In addition, noncompliance with applicable regulatory requirements can require the investment of more time and resources in the development of products, stop product development and result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar regulatory actions which could limit product sales, delay or halt product shipments and/or delay new product clearances or approvals, any of which may thereby materially adversely affect such group companies' businesses. This in turn could have a material adverse effect on our financial condition and results of operations.

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

The development of products by our group companies in the medical device field is dependent upon the success of clinical trials. The continued development of many of the products being developed by our group companies engaged in the medical device field is dependent upon the performance of clinical trials and subject to, and contingent upon, the success of such trials at each one of the regulatory stages. The performance of clinical trials is dependent upon a variety of factors, including the ability to recruit appropriate candidates for such trials. A slower than expected pace of recruiting and/or a delay in recruiting candidates for the trials may derive from various factors, such as low incidence of patients meeting the trial’s criteria, competition between companies over the participation of trial candidates, a change in candidates’ readiness to volunteer for the trial and lack of funds. Furthermore, the need for the consent of various clinical research bodies for the performance of the trials, receipt of the regulatory approvals for performance of the trials, and the structure of the trials (trial protocol, manner of analysis of results etc.), regulatory changes, as well as the possibility of unexpected side effects of the group companies’ products may all constitute obstacles in the path to successful completion of the clinical trials, and may delay or even stop the continued performance of the clinical trials and lead to postponement of receipt of the approvals and permits as aforesaid. Therefore, it is impossible to know when clinical trials will be completed, if at all. Accordingly this could materially adversely affect our group companies' financial condition and results of operation and as a result could also materially adversely affect our financial condition and results of operations.

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

Below is a table grading the influence of the above described risk factors on the Company:

Risk Factor Influence on the Company
	Major Influence	Medium Influence	Minor Influence
Specific Risks Affecting Us
Our financial results and our cash reserves are directly impacted by our ability to conclude "exit" transactions at significant values	✓
If our cash resources are insufficient to finance our operations, we may be unable to obtain alternative sources of financing and consequently may be unable to invest in existing and new companies.			✓
We may be deemed to be an investment company under the U.S. Investment Company Act of 1940.			✓
If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.		✓
It may be difficult to serve process or to enforce a U.S. judgment against us, our directors and our officers.			✓
Our principal shareholder, Discount Investment Corporation Ltd. or DIC, has the ability to direct our business and affairs.			✓
We have voluntarily delisted from the Nasdaq Global Select Market and may in the future seek to terminate our Exchange Act registration.			✓

Risk Factor Influence on the Company
Major Influence	Medium Influence	Minor Influence
Risks Affecting Us and the Companies in Our Group
We compete with other entities for acquisition and investment opportunities.	✓
Global and local economic conditions has adversely affected and may continue to adversely affect our and our group companies' results and financial condition and could lead to impairment charges	✓
Our financial results and financial condition are principally impacted by the results of operation of, and the value of our holdings in, our group companies.	✓
Our financial results significantly depend on the results of operations of our group companies, which continue to invest heavily in their development and have generated losses.	✓
We may face difficulties in our ability to dispose of our shares in companies in our group.	✓
Our ability to invest in companies or conclude exit transactions may be adversely affected and/or prevented by anti-trust regulations both in Israel and abroad.			✓
The Israeli Promotion of Competition and the Reducing of Centralization Law may adversely affect our business	✓
We and our group companies are subject to regulatory requirements and restrictions in Israel and various other countries		✓
We have indemnification obligations which survive exit transactions and may not receive the entire proceeds due to us from exit transactions of our group companies.			✓
The market price of our ordinary shares is subject to fluctuations.		✓
Many of our group companies may face difficulties in obtaining future financing on favorable terms or at all.	✓
Bank of Israel regulations limit our and our group companies' ability to borrow from Israeli banks.			✓
Our results, and the value of our investments, are affected by volatility in the securities markets.	✓
There is no assurance that our subsidiary, RDC, will be able to continue to develop technologies and/or new companies.			✓
Most of our group companies are dependent upon proprietary technology, which may be infringed by, or may infringe upon, the proprietary technology of others.	✓
The technological fields within which our group companies operate involve a high level of risk and uncertainty.	✓

Risk Factor Influence on the Company
Major Influence	Medium Influence	Minor Influence
Many of our group companies experience intense competition.		✓
Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future and may be restrictive in their terms.			✓
We and our group companies may have difficulty retaining key employees.	✓
Certain of our group companies depend on international operations.			✓
Conditions in Israel may affect our operations and the operations of our group companies.			✓
Our and our group companies' operations could be disrupted as a result of the obligation of personnel in Israel to perform military service.			✓
The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations.			✓
Product liability claims could adversely affect the business results of our group companies, especially those operating in the medical device industry.			✓
Product regulation may adversely affect the ability of our medical device group companies to bring new products to market or to continue to supply existing products to the market.	✓
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

A. History and Development of the Company

We are an operational holding company that focuses on building and enhancing technology companies, mainly in the field of medical devices. Our current group companies include companies at different stages of development and business maturation, operating in various technology fields such as medical device and other fields.

Our primary goal is to create value for our shareholders by enhancing and realizing our holdings, whether through exit transactions or public offerings, while seeking new investment opportunities, primarily medical device companies with significant exit potential. For this purpose, we strive for significant holdings in companies and act towards enhancing their value through involvement in their management and direction. We are involved in the management of our group companies by means of active membership on their boards of directors and board committees and providing active assistance to management. We are directly involved in matters of policy guidance, strategic planning, marketing, selecting and manning senior management positions, determining the business plan, approving investments and budgets, development and operational guidance, assistance in creating strategic partnerships, and the overall ongoing monitoring of our group companies' performance.

Within our business strategy framework, and with the intent to continue investing in new companies, we examine a broad range of proposals for investment and strategic cooperation in a broad range of technology fields, including through RDC, which has first rights to commercialize military technologies developed by Rafael in civilian markets. We hold 50.1% of the issued and outstanding shares and voting rights of RDC and Rafael holds the remaining 49.9%. RDC seeks to identify technological projects and invest in companies in diverse fields that will either commercialize Rafael's military technologies or which will be benefited by Rafael's technology and know-how. For details about the agreement with Rafael, see Item "Item 10C – Additional Information – Material Contracts" below, and for more information about RDC, see "Item 4.B – Business Overview” below.

Both our legal name and our commercial name is Elron Electronic Industries Ltd. We were incorporated in Israel in 1962. The principal legislation under which we operate is the Israeli Companies Law, 1999, the Companies Law. Our shares are publicly traded under the symbol "ELRN" on the TASE and in the over-the-counter market in the United States under the symbol "ELRNF". Our corporate headquarters and registered office is located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 6702301, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: info@elron.com. Our web site address is www.elron.com. Information contained on our website is not part of this Annual Report.

The following are significant transactions and events, together with follow-on investments, which we and our group companies have completed or which took place in 2012, 2013, 2014 and through the date this Annual report, by company in reverse chronological order.

•
Investment in Pocared. In February 2015, Pocared signed an investment agreement with us and other of its shareholders pursuant to which $5 million was invested in Pocared in consideration for Preferred G shares and warrants to purchase additional Preferred G shares. Our share in the investment is approximately $4.5 million. Following the completion of this investment, our shareholding in Pocared increased from approximately 50% to approximately 53% on an outstanding basis and from approximately 44% to approximately 50% on a fully diluted basis. Following this investment, we were granted the right to appoint a majority of the directors serving on the Board of Directors of Pocared. As a result, and beginning February 2015, Pocared will become a consolidated group company and accordingly, we expect to record a gain in the first quarter of 2015 of $11 million with respect to the re-measurement of the fair value of our shareholdings in Pocared prior to the consolidation (i.e. the fair value of our shareholding in Pocared of $11.7 million less the value of our previous shareholding as recorded in our books of account in Pocared in the amount of $0.7 million). In addition, some of Pocared’s shareholders, including us, undertook in the investment agreement to invest an additional $10 million, of which our share is approximately $8.9 million, in two equal tranches in consideration for Preferred G shares and warrants to purchase additional Preferred G shares, conditioned upon Pocared achieving certain milestones described in the investment agreement.

In March 2014, Pocared signed an investment agreement with some of its shareholders, including us, whereby a total amount of $9.5 million was invested in two installments in consideration for Preferred G shares and of which our share was approximately $8.5 million of which our share was $8.4 million. In addition, according to the investment agreement, loans in the amount of approximately $4.1 million (principal and accrued interest) were converted into Preferred F shares.

In February 2014, Pocared's shareholders, including us, granted Pocared a loan in the amount of $2 million of which our share was approximately $1.5 million. In October 2013, Pocared's major shareholders, including us granted Pocared a loan in the amount of $2 million of which our share was approximately $0.9 million.

In May 2013, Pocared signed an investment agreement with its major shareholders, including us, whereby a total amount of up to $3 million was invested (of which our share was $1.4 million) in consideration for additional Preferred F shares. This agreement was in addition to the previous investment in Preferred F shares. Our holding in Pocared did not change significantly as a result from this investment agreement.

•
Investment in Kyma. In February 2015, Kyma entered into an agreement to extend the 2013 Preferred C shares round with certain of its existing shareholders, raising approximately $6.2 million in two installments. The first installment of approximately $4.6 million (including conversion of a loan of $0.5 million) of which RDC invested approximately $1.9 million was invested immediately, following which RDC's holding in Kyma's outstanding shares decreased to approximately 53%. The second installment of approximately $1.6 million (of which RDC is expected to invest approximately $0.63 million) will be invested conditioned upon Kyma meeting a milestone as set forth in the agreement, and following which RDC's holding in Kyma's outstanding shares will decrease to approximately 52%.

In October 2013, Kyma, RDC and a new investor completed the Preferred C  investment agreement in the amount of $6 million, which was invested in two installments in consideration for Preferred C shares of which RDC's share was approximately $2 million. In addition, the new investor also received warrants for Preferred C shares, affording the new investor the option to invest in Kyma an additional amount of $4 million. The first installment of $3 million (of which RDC invested $1 million) was invested in October 2013 following which RDC's holding in Kyma's outstanding shares decreased to approximately 64%, and the second installment of $3 million (of which RDC invested $1 million) was invested in January 2014 following which RDC's holding in Kyma's outstanding shares decreased to approximately 57.7%. Assuming the exercise of the warrants, RDC's holding is expected to decrease to approximately 38% on a fully diluted basis. After the first installment, which also brought about a change in Kyma's board of directors, RDC lost control over Kyma and commencing from the fourth quarter of 2013, the investment in Kyma is accounted for under the equity method of accounting. As a result, and in accordance with IFRS provisions, we recorded, in the fourth quarter of 2013, a net gain of approximately $1.7 million attributable to our shareholders (a consolidated net gain in the amount of approximately $2.8 million).

•
Investment in Cartiheal. In February 2015, Cartiheal (2009) Ltd., or Cartiheal, entered into an agreement extending the 2012 round with its principal shareholders, including us, raising approximately $3 million for preferred D shares and warrants to purchase additional preferred D shares. The investment, of which we invested approximately $1.3 million, was made immediately upon signing, following which our holding in Cartiheal's outstanding shares increased from 32% to approximately 33%. In September 2013, we, together with the other investors, exercised warrants to purchase additional preferred shares of Cartiheal, of which we invested $2.5 million. Following the warrant exercise, we held 32.3% of Cartiheal's outstanding shares.

In July 2012, we completed an initial investment of $2.5 million in Cartiheal, as part of a financing round led by U.M. Accelmed Medical Partners L.P. and Access Medical Ventures LLC. In addition, we and the other shareholders participating in the investment round had an option to invest an additional $5 million (out of which we had the option to invest an additional $2.5 million).

•
Investment in BrainsGate. On January 25, 2015 we announced the signature and completion of an agreement to invest in BrainsGate Ltd., or BrainsGate, 30% held by us. The investment round was led by a leading global healthcare products company, with the participation of additional shareholders of BrainsGate, including us. According to the terms of the investment agreement, approximately $26 million will be invested in BrainsGate in two tranches and as reported by us in our announcement, such investment will be at a pre-money valuation of approximately $70 million. Our share of the aggregate investment is expected to amount to approximately $7.8 million. In the first stage, upon signature and completion of the agreement, $11 million was invested in BrainsGate, in which our share amounted to approximately $3.3 million. In the second stage, based upon an interim analysis to be conducted by the Data and Safety Monitoring Board after follow up data of 600 patients participating in BrainsGate's clinical trial will be received, and subject to the decision by a majority of BrainsGate's investors, $15 million will be invested. Our share in the second tranche is expected to amount to approximately $4.5 million. The investment round did not affect our percentage holding in BrainsGate.

In 2012, we invested funds in BrainsGate pursuant to a July 2011 investment agreement with BrainsGate’s major shareholders, including us, raising approximately $20 million in three equal installments of which our share was approximately $7.1 million. The installments in the aggregate amount of $20 million were invested in August 2011, January 2012 and July 2012. Following completion of this round, we held 30% of BrainsGate's outstanding share capital and approximately 27% of its fully diluted share capital.

•	Elron Distributions. On August 24, 2014, our board of directors declared a dividend in the aggregate amount of $110 million or $3.69825 per share. The dividend was paid on September 23, 2014.

In June 2012, our board of directors declared a dividend in the aggregate amount of $15 million or $0.50573 per share. The dividend was paid on July 23, 2012.

•
Investment in Cloudyn Software. In August 2014, Cloudyn completed an investment agreement in the amount of approximately $3.5 million which included a $2 million investment by a new investor and also a conversion of loans in the amount of approximately $1.5 million granted by RDSeed to Cloudyn. Following the completion of the investment, RDSeed's holding in Cloudyn's outstanding share capital decreased from approximately 61% to 55% (and from approximately 59% to 53% on a fully diluted basis).

•
Sale of Sync-Rx. In May2014, RDC received the full amount from the sale of Sync-Rx Ltd., or Sync-Rx, which was deposited in escrow, as described below. In November 2012, the sale of all the shares of Sync-Rx, a company approximately 87% held by RDC, to Volcano Corporation (Nasdaq: VOLC) was completed for an aggregate consideration of approximately $17.25 million. RDC's share in the consideration amounted to approximately $15.8 million (of which an amount of approximately $3.1 million was deposited in escrow for a period of 18 months and already received). As a result, we recorded a net gain (net of non-controlling interest) in the fourth quarter of 2012 of approximately $8.6 million.

•
Investment in Notal. In June 2014, Notal's major shareholders, including us, exercised the option to participate in the additional installment in the amount of $5 million, in consideration for Preferred C shares and warrants for Preferred C shares of which our share was approximately $1 million.

In July 2013, Notal signed an investment agreement with its major shareholders, including us, in the amount of $10 million to be invested in two installments out of which our share was approximately $1.94 million and an option to participate in an additional installment in the amount of $5 million, in consideration for Preferred C shares and warrants for Preferred C shares. This agreement is an additional extension of the investment agreement signed in October 2010. Our holding in Notal did not change significantly following the extension of the investment agreement.

•
Investment in Open Legacy. In May 2014, RDSeed completed a new investment in Open Legacy Technologies Ltd., or Open Legacy, which is developing an open source based software application for the modernization of Legacy system, of up to $2.1 million of which $1 million has already been invested and the balance is dependent on the achievement of a milestone as set forth in the investment agreement. Prior to the milestone payment, RDSeed holds approximately 24% of Open Legacy on an outstanding basis and approximately 19% of Open Legacy on a fully diluted basis. Following completion of the entire investment RDSeed shall hold approximately 37% of Open Legacy on an outstanding basis and approximately 30% of Open Legacy on a fully diluted basis.

•
Merger of Given Imaging and Covidien. In February 2014, Given Imaging announced the completion of the acquisition of Given Imaging by a member of the Covidien group for a cash consideration of $30 per share by way of a reverse triangular merger, or Given Merger. As result of the completion of the Given Merger, we recorded, in the first quarter of 2014, a net gain (after tax) in the amount of approximately $107 million which includes our share in the gain RDC recorded in respect of the transaction.

•
RDC's Investment in RDSeed. During 2014, RDSeed signed an investment agreement with RDC in the amount of $5 million in consideration for Preferred A shares, which RDC invested in two installments during 2014. The 2014 agreement is in addition to a July 2013 investment agreement signed by RDSeed with RDC, in the amount of $2 million in consideration for Preferred A shares.

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

•
Enablence Settlement. In September 2013, a settlement agreement was signed between Enablence Technologies Inc., or Enablence, and the debenture-holders, including us for the partial repayment of the debentures. According to the settlement agreement, out of the consideration Enablence paid to the debenture-holders, we received consideration, as follows: approximately $1.7 million in cash, of which an amount of $0.4 million was paid in Enablence shares which were purchased for cash by an Enablence shareholder as part of the settlement agreement; and 5,880,104 Enablence shares (constituting approximately 4% of Enablence's outstanding shares), which were subject to a four month lockup period in accordance with Canadian securities legislation. In addition, pursuant to the settlement agreement, the debenture-holders, including us, waived the outstanding debt and released Enablence from any claims in connection with the debentures. As a result of the settlement agreement, we recorded in the third quarter of 2013 a net gain in the amount of approximately $3.5 million in respect of a partial cancellation of the impairment recognized in 2011.

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

•
Medingo – Additional Consideration. In May 2012, a supplement agreement was signed with F. Hoffmann La-Roche Ltd., or Roche (which, in 2010 acquired Medingo Ltd., or Medingo, then 92% held by us and RDC) according to which, as additional consideration in lieu of the selling shareholders' right under the original sale agreement to contingent consideration payments up to $40 million, the acquirer agreed to pay the selling shareholders an aggregate lump sum of $19 million. Our and RDC's share in this sum was approximately $1.4 million and $14.1 million, respectively, and we recorded in the second quarter of 2012 a net gain (net of non-controlling interest) of approximately $8.5 million. Simultaneously with this payment, the escrow deposit held in connection with the sale in the amount of $27 million was released and paid to the selling shareholders. Our and RDC's share in the escrow deposit was approximately $2.7 million and $19.9 million, respectively.

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

From among our group companies, as of the period covered by this Annual Report, the following companies: RDC, Pocared and BrainsGate meet at least one of the criteria specified above, and are therefore deemed as main group companies. In February 2014, we sold our holdings in Given Imaging, which was a main group company, pursuant to the Given Merger. (For more details, see “Item 4A” above). The composition of main companies may change from time to time due to changes arising from the sale of a company, investments in companies, or decreases in their value and change in value of the investment in our financial statements.

Following are details regarding our holdings in our group companies (including, through RDC and RDSeed, in equity and voting), presented in alphabetical order, as of December 31, 2014. In this table, all of RDC's and RD Seed's rights are applied to us.

Group company name	Business	Basis of presentation in the Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Fully diluted percentage of shareholding and voting rights	Amount Invested by Elron and in the Aggregate (in $ million)
AQWISE - WISE WATER TECHNOLOGIES LTD	Development, manufacturing and marketing of biological and waste water treatment solutions for industrial and municipal markets	Fair Value	Two directors (out of eleven directors)	19.81%	17.94%	Elron: 4.9 Total: 13
ATLANTIUM TECHNOLOGIES INC	Development manufacturing and marketing of ultra violet based water disinfection solutions	Fair Value	One director (out of seven directors)	7.77%	6.60%	Elron:13.7 Total: 65
BRAINSGATE LTD 3	Development of a device for the treatment of ischemic stroke within 24 hours	Equity Method	One director (out of five directors)	29.86%	26.82%	Elron: 21 Total: 70
CARTIHEAL (2009) LTD 4	Development of an implant for renewal of articular cartilage and osteochondral defects	Equity Method	Two directors (out of six directors- only one director actually appointed)	32.31%	27.27%	Elron: 5 Total: 13
CLOUDYN SOFTWARE LTD	Development and marketing of a platform for the optimization of cloud service resources	Consolidated	Three directors (out of five directors)	57.95% of voting rights and 55.40% of shareholdings (by RDSeed only)	55.61% of voting rights and 53.16% of shareholdings (by RDSeed only)	RDSeed:4 Total: 6
DES DRY EYE SOLUTIONS LTD	Development of a device for treatment of dry eye	Equity Method	One director (out of four directors)	17%	30%	Elron: 0.5 Total: 1.2

3 In January 2015, $11 million was invested in BrainsGate (our share was approximately $3.3m). For more details, see Item 4.A.
4 In February 2015 $3million was invested in Cartiheal (our share was, approximately $1.3m). For more details, see Item 4.A.

Group company name	Business	Basis of presentation in the Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Fully diluted percentage of shareholding and voting rights	Amount Invested by Elron and in the Aggregate (in $ million)
BROWZ TECHNOLOGIES LTD (GETYOU)	Game application that reveals how people perceive you	Equity Method	Two directors (out of five directors)	30.54%	28.11%	RDSeed: 0.7 Total: 0.9
JORDAN VALLEY SEMICONDUCTORS LTD	Development manufacturing and marketing of metrology equipment for manufacturing process control in the semiconductor industry	Fair Value	One director (out of eight directors)	18.83%	16.95%	Elron: 8.1 Total: 35
KYMA MEDICAL TECHNOLOGIES LTD5	Development of a remote patient monitoring solution for congestive heart failure patients	Equity Method	Two directors (out of four directors)	57.68% (by RDC only)	37.70% (by RDC only)	RDC: 10 Total: 14
RDSEED LTD	Incubation and development of companies in the digital field (cloud, networks, applications)	Consolidated	Three directors (out of three directors)	100% (held by RDC only)	100% (held by RDC only)	RDC & Total: 12
OPEN LEGACY TECHNOLOGIES LTD	Development of an open source based software application for the modernization of Legacy systems	Equity Method	Two directors (out of five directors)	24.27%	18.97%	RDSeed: 1 Total: 1.5

5 In February 2015, approximately $4.2 million was invested in Kyma (our share was $1.6m). For more information, see Item 4.A.

Group company name	Business	Basis of presentation in the Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Fully diluted percentage of shareholding and voting rights	Amount Invested by Elron and in the Aggregate (in $ million)
NOTAL VISION INC	Development , manufacturing and marketing of systems and services for remote monitoring of AMD patients	Fair Value	One director (out of seven directors)	21.47%	18.43%	Elron: 8.5 Total: 37
PAGE2SITE LTD (OTONOMIC)	Development of software for the creation of a instantaneous web site from a facebook page	Equity Method	One director (out of five directors)	25.45%	24.11%	RDSeed: 0.5 Total: 1
PLYMEDIA ISRAEL(2006) LTD	Development and marketing of advertising exchange services	Equity Method	One director (out of five directors)	26.74%	19.06%	Elron: 2.5 Total: 6
POCARED6 DIAGNOSTICS LTD	Development of a microbiological laboratory system performing rapid and automated diagnosis	Equity Method	Three directors (out of seven directors)	50.33%	44.25%	Elron: 37 Total: 77
RDC – RAFAEL DEVELOPMENT CORPORATION LTD	Incubation and development of companies based on or reliant on Rafael technology	Consolidated	Five directors (out of Nine directors- only four directors actually appointed)	50.10%	50.10%	Not Relevant

6 In February 2015, $5 million was invested in Pocared by us and other Pocared shareholders (our share was $4.5 million). Further to the transaction, we have the right to appoint 5 out of the 9 directors and Pocared became a consolidated company. For more information see Item 4.A

Our Group Companies

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

Medical Device Companies – The Process from Idea to Commercialization

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

(iii)
Preclinical studies – at this stage, testing is usually performed on animals, the purpose of which is to examine the safety and effectiveness of the device before testing it on humans. Often these studies lead to changes in features of the device and to additional development activities.

(iv)
Clinical trials – at this stage, trials are performed on humans. For every clinical trial, a detailed operational plan is determined in advance (trial protocol) including complete details relating to the clinical trial. The trial protocol defines the trial endpoints (primary and secondary), the target population of the trial (sample size and inclusion/exclusion criteria), trial design (controlled, randomized, open label or blinded), definition of trial success, the timing and method of outcome assessment, and other matters. (In a controlled trial, participants are assigned to one of at least two groups – one which receives the treatment under investigation (the trial group), and the other of which (the control group) receives either the standard treatment or a placebo. In a randomized study, participants are assigned to groups of a clinical trial by chance. In an open label trial, all parties involved with the trial know which participants have been assigned which arm. In a single-blinded trial, only the participants are unaware which group the participants have been assigned. In a double-blinded trial, neither party knows which participants have been assigned which group.) The trial protocol requires the pre-approval of a review board and the authorized regulatory authority in the relevant country or territory, as detailed below. The clinical trial stage includes several sub-stages:

a.
Trials for the purpose of completion of development of the device – at this stage trials are performed, whose purpose is to complete the device's development in terms of the device’s stability, the consistency of its features and others. At this stage, for the first time, feedback is received on the device from doctors and sample patients making use thereof. As a principle, these trials will be open-label and will include a limited number of subjects.

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

c.
Trials for the purpose of proving cost-efficiency – often, in order to qualify for reimbursement for the cost of the device and/or in order to ensure that the device will be adopted by the medical community, the company may also be required to conduct trials, whose purpose is to establish the device's cost-efficiency.

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

To the best of our knowledge, in reliance on publicly available information, a condition for conducting human clinical trials in any country which signed the Helsinki Declaration is the receipt of pre-approval from the bodies authorized to approve human clinical trials and compliance with the principles set forth in the Helsinki Declaration. In order to conduct human clinical trials in these countries, approval is required from the Helsinki Committee, an independent institutional committee at the medical center where the trial is conducted, which supervises and approves the trial. The doctor, who is the principal investigator who performs the study for the company at the medical center, submits the trial protocol to the committee. After discussion, during which the committee examines, inter alia, whether the trial protocol complies with the ethics requirements, the protocol is approved (often subject to changes determined by the committee) and thereafter the trial can commence. Any change in the protocol requires an update and re-filing for approval by the committee.

To the best of our knowledge, in order to conduct clinical trials in Israel, approval of the Helsinki Committee is required by virtue of the Israel Public Health Regulations (Clinical Trials on Human Subjects) - 1980, as is notification or approval by the Israeli Ministry of Health.

Furthermore, to the best of our knowledge, in order to conduct human trials in the United States, one is required to obtain equivalent approval from an independent institutional committee at the medical center at which the trial is conducted, namely the institutional review board, or IRB, acting by virtue of U.S. Federal law.

In addition, use of a medical device for clinical trials in the United States which has not been approved for marketing is conditional upon the receipt of a special exemption from marketing approval from the FDA, namely, an Investigational Device Exemption, or IDE. Conditions for receipt of an IDE includes approval of the trial protocol by the FDA and IRB, as well as compliance with stringent requirements in the conduct of the clinical trial and many other conditions, including receipt of informed consent from all participants in the trial, labeling stating that the device is for investigational use only, monitoring of the study, and submission of required records and reports. The process of obtaining an IDE involves a number of review cycles and requests for additional information by FDA representatives, including in meetings held with them.

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

1.
CE Certification (“CE Mark”) for the marketing of a medical device in European Union countries – To the best of our knowledge and in reliance on publicly available information, commercialization of medical devices in member countries of the European Union is regulated by directives adopted by the European Union. The European Union presently requires that all medical products bear the CE mark, an international symbol of adherence to quality management system and demonstrated clinical safety and effectiveness. The extent of evidence that the manufacturer is required to provide in order to be permitted to affix the CE mark on its products is dependent upon the classification of the device. There are four classes, in accordance with the level of risk related to the use of the device. The determination of the level of risk is done in accordance with criteria, which include, inter alia: the duration of continued use of the device, the level of body contact of the device, whether the device impacts on biological or chemical makeup of the body liquids, whether the device contains a medicinal substance and other criteria. With respect to a CE Mark for low risk products (Class I), a declaration by the manufacture regarding compliance with the relevant directive requirements is sufficient. For higher risk products, compliance with the Medical Device Directive and the relevant standards, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products.

2.
Procedure for receipt of FDA clearance for the marketing of a medical device in the United States – To the best of our knowledge and in reliance on publicly available information, the FDA is a federal agency in the United States whose role is to protect the American public’s health by establishing and enforcing a high product standard and by imposing various regulatory requirements, which will ensure the safety and effectiveness of products such as drugs which are intended for human and veterinary use, biological products and medical devices. FDA requirements include, inter alia, the manufacturing of the medical devices in accordance with quality system regulation (QSR), receipt of a scientifically based submission file on the medical device, the appointment of an American agent, and, if required, provision of an opportunity for FDA representatives to supervise the manufacturing procedure at the plant. The FDA classifies medical devices into three categories in accordance with the level of risk involved in their use. The classification level determines the extent of checks and reviews which the company is required to conduct in order to obtain approval to market the medical device. As a principle, the higher the risk, the more tests and regulations are added.

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

c.
Class III – devices that are intended to help support or sustain life and pose a risk, innovative devices with respect to which the level of danger is unknown, or devices which are not equivalent to a predicate device. Requests for FDA approval of these sorts of devices are filed in a PMA process which is lengthier than the 510(k) process and includes a lengthy scientific review, significantly broader clinical trials and a compulsory examination of the manufacturing site. In the case that a device is classified as Class III device due to the absence of a predicate device and not due to a high level of risk, an application may be made to the FDA to classify the device as Class II through a de novo process and thereby avoid a PMA process.

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

We hold approximately 30% of BrainsGate's outstanding share capital and approximately 27% of its fully diluted share capital as of the date of publication this Annual Report. The other principal shareholders of BrainsGate include Pitango, a leading global healthcare products company, Infinity Group, Cipio Partners, Boston Scientific, Johnson & Johnson and Agate Medical Investments.

BrainsGate is developing a minimally invasive platform for the treatment of patients suffering from Central Nervous System (CNS) diseases. BrainsGate's platform technology involves electrical stimulation of the spheno-palatine ganglion (SPG), a nerve center located behind the nasal cavity, to augment cerebral blood flow, without affecting the body's other systems, such as the blood pressure system. This treatment could be acute (short term, for hours or several days) or chronic (long term, from several months to years). BrainsGate's main product under development ("ISS") is designed to treat ischemic stroke. BrainsGate is in the development stage and has not commenced sales.

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

However, to the best of BrainsGate's knowledge, the current treatment for stroke patients, including treatment with tPA protein, a clot dissolving medicine, is very limited due to the fact that existing treatments are approved for use during a very short time frame following the stroke. This time frame which was only 3 hours was extended to 4.5 hours in 2009 (see "Expansion of the Time Window for Treatment of Acute Ischemic Stroke with Intravenous Tissue Plasminogen Activator", in the journal Stroke, August 2009 issue) but it still represents a narrow time frame. Treating a patient outside such time frame increases the risk of brain hemorrhage by ten (see "Guidelines for the Early Management of Patients with Ischemic Stroke" in the journal Stroke, April 2003 issue) and accordingly is not approved. Recently several multi-center studies assessing the treatment of stroke with neurothrombectomy (a clot-removing catheter) together with tPA were published, and reported very positive outcomes. (See, Berkhemer, O. A., Fransen, P. S., Beumer, D., van den Berg, L. A., Lingsma, H. F., Yoo, A. J., & Koudstaal, P. J. (2015); A randomized trial of intraarterial treatment for acute ischemic stroke. New England Journal of Medicine, 372(1), 11-20; Campbell, B. C., Mitchell, P. J., Kleinig, T. J., Dewey, H. M., Churilov, L., Yassi, N., & Davis, S. M. (2015); Endovascular therapy for ischemic stroke with perfusion-imaging selection. New England Journal of Medicine; Goyal, M., Demchuk, A. M., Menon, B. K., Eesa, M., Rempel, J. L., Thornton, J., & Hill, M. D. (2015); and Randomized assessment of rapid endovascular treatment of ischemic stroke, New England Journal of Medicine.)

In practice, most patients arrive at hospitals after the approved time frame. Indeed, research shows that in 2009 only 3.4%-5.2% of stroke patients in the United States received tPA treatment (Heart Disease and Stroke Statistics report – 2014). In fact, between 15% to 30% of stroke survivors are left permanently disabled (Heart Disease and Stroke Statistics report – 2014). The total cost of stoke in the United States is expected to be $95 billion in 2015, $119 billion in 2020 and $148 billion in 2025 and $185 billion in 2030. The lifetime cost per person of a stroke is $140,048 and includes hospitalization, rehabilitation, and follow up treatment (American Heart Association Heart Disease and Stroke Statistics report – 2014 Update. Circulation, 258).

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

BrainsGate's ISS system is designated for use for up to 24 hours after onset of stroke. The system operates by electrical stimulation of the SPG through a tiny electrode. The SPG is responsible, inter alia, for regulating blood flow to the brain. Stimulating the SPG using the ISS widens the blood vessels in the brain thus increasing blood flow to the brain, and thus could prevent the death of cells in the ischemic penumbra. The treatment includes activation of the electrode for several hours a day for a few days after the stroke occurs as long as implantation and initial activation take place in a 24 hour post-stroke time frame. As such, the ISS system is supposed to significantly expand the current treatment window compared to tPA and neurothrombectomy. In addition, unlike neurothrombectomy, the ISS system is operated by the neurologist rather than the interventionist.

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

In June 2011, BrainsGate commenced a controlled, randomized, double-blinded clinical trial to prove the ISS's safety and efficacy, which is expected to support BrainsGate's planned PMA submission to the FDA. In April 2014, the Data Safety Monitoring Board or, DSMB, for BrainsGate's study examined the effect and safety results of 350 patients in an interim analysis of the study (BrainsGate was not exposed to these results due to the study being a blinded study). As a result of the interim analysis, the DSMB determined as follows: the measured effect justifies the continuation of the study; there were no safety concerns; and in order to maximize the possibility of success in the study, increasing the sample size from 450 to 800-1000 patients is appropriate. In May 2014, the Board of Directors of BrainsGate discussed the results of the interim analysis performed by the DSMB for BrainsGate's study, and decided as follows: (1) To increase the number of patients in the study by 350-550 patients in accordance with the DSMB's conclusions (such that the number of patients in the study will amount to 800-1000); and (2) To perform an additional interim analysis of the results of the study which will be conducted by the DSMB after receiving follow up data of 600 patients. The purpose of the interim analysis is to support the continuation of the study according to the current format or to cease the study. BrainsGate expects to complete the recruitment of patients for the additional interim analysis during 2015. Subject thereto and subject to the final number of patients that will be recruited as stated above, BrainsGate expects to complete patient recruitment for the study during 2017. As of the date of publication of the Annual Report, BrainsGate has recruited approximately 530 patients for the study.

BrainsGate is aware that there are several companies currently engaged in its field that compete or may compete with BrainsGate but to the best of BrainsGate's knowledge, they do not operate within the 24 hour post-stroke time frame.

 In January 2015, BrainsGate raised approximately $26 million in two installments, according to a pre-money company valuation of approximately $70 million. This investment round was led by a leading global healthcare products company, with the participation of existing investors, including us. Our percentage holding in BrainsGate did not change as a result of the investment. For more details, see “Item 4.A”. Since its inception and until the date of publication this Annual Report, approximately $81 million has been invested in BrainsGate, out of which we invested approximately $25 million.

BrainsGate has 20 patents and 5 pending patent applications. The patents protect the technology developed by BrainsGate, the potential medical applications of its technology, and the medical technique for placing the electrode and use of the medical technology.

BrainsGate is headquartered in Caesarea, Israel. As of December 31, 2014, BrainsGate had 32 employees.

As previously mentioned, BrainsGate is in the development stages and has not commenced sales.

Pocared

Pocared, a private company incorporated in Israel, was established in 2004 and commenced its activities in 2005. We completed our initial investment in Pocared in 2007.

We hold approximately 53% of Pocared's outstanding share capital and approximately 50% of its fully diluted share capital as of the date of publication this Annual Report. The other principal shareholders of Pocared are SCP VitaLife Partners and Naftali Investments.

Pocared is developing a real-time and automated laboratory system for infectious diseases diagnosis. Pocared's diagnostic system uses optical technology and an algorithm for data analysis. The system is designed for use by major microbiological laboratories and hospitals as an alternative to the current microbiological diagnostic method of growing pathogen cultures, which is manual, lengthy, and expensive. The system is designed to diagnose infections in body fluids such as urine, swabs (throat, nasal, and others), blood, sputum, and cerebrospinal fluid. The system's first application is diagnosis of Urinary Tract Infection, or UTI. To the best of Pocared's knowledge, over 125 million urine cultures are performed each year worldwide. Pocared is in the development stage and has not commenced sales.

To the best of Pocared's knowledge, current microbiology practice is a labor intensive process, taking 24-72 hours and requiring formally trained personnel. The procedure involves several stages, including culturing the bacteria for 24-72 hours, and subsequently exposing it to a reagent in order to identify it based on its reaction to the reagent. Therefore, doctors must wait an average of 48-72 hours before they can prescribe evidence-based treatment. As a result, medical treatments (usually antibiotics) are administered in excess, and are often determined post facto to have been unnecessary. To the best knowledge of Pocared, 70% of the urine cultures performed in laboratories in the United States each year return with negative results.

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

In July 2013, Pocared commenced the collection of urine samples for a diagnostic trial to prove the efficacy of its system's first application, UTI diagnosis. The trial is intended to support its planned FDA submission. In November 2014, Pocared decided to increase the number of samples in the trial from 15,000 to 19,500 due to the lower than estimated incidence of some types of bacteria in samples collected for the trial. In addition, Pocared decided to focus the study in medical centers whose sample collection rate is relatively higher and scalable. As of the date of this Annual Report, the trial is being carried out at four of the world's leading medical centers. This acceleration in sample collection rate is believed to be possible due to an additional improvement in the sampling procedure. As of the date of publication of this Annual Report, Pocared has collected approximately 7,400 samples. Pocared expects to complete the trial by the end of April 2015.

To the best of Pocared's knowledge, there are several companies currently engaged in its field that compete or may compete with Pocared.

In February 2015, Pocared signed an investment agreement its shareholders including us pursuant to which $5 million was invested in Pocared. The investing shareholders further undertook to invest an additional $10 million in Pocared, conditioned upon Pocared achieving certain milestones described in the investment agreement. For more details, see “Item 4.A”. Since its inception and until the date of publication this Annual Report, approximately $82 million has been invested in Pocared, out of which we invested approximately $42 million.

Pocared has 32 patents, and 34 pending patent applications. These patents protect the technology developed by Pocared, the potential diagnostic applications of this technology and the use of the diagnostic technology. Pocared has a material license agreement with a foreign company for the technology used for pre-analytical sample processing which is material to its operations.

Pocared's headquarters are in Rehovot, Israel. As of December 31, 2014, Pocared had 24 employees. Pocared also has a subsidiary in the United States where it employs 7 employees as of December 31, 2014.

As previously mentioned, Pocared is currently in development stages and has not commenced sales. As a result, Pocared will require additional funding to finance its operations.

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

RDC seeks to identify technological projects and invest in companies in diverse fields that will either commercialize Rafael's military technologies in the civilian market or which will be benefited by Rafael's technology and know-how. Following identification of such projects, RDC develops the relevant technologies, and in the case of military technologies, adapts them for commercial use, initially by utilizing its own management and funding resources, thereafter by spinning off activities into independent companies and at later stages from external funding. Rafael also grants RDC companies that utilize its technologies licenses to use such technologies in the civilian market.

Following is a brief review of the companies held by RDC, as of the date of publication this Annual Report:

Kyma

Kyma is developing a remote patient monitoring (RPM) device for Congestive Heart Failure (CHF) patients. RDC holds approximately 53% of the outstanding share capital of Kyma and 37% of the fully diluted share capital of Kyma, as of the date of publication this Annual Report. The system is aimed to improve patients' wellbeing mainly by reducing recurrent hospitalizations, especially those relating to accumulation of fluids in the lungs. The system, which is non-invasive and very small, is built around a novel sensor that assesses changes in thoracic fluid level, and also collects vital signs readings.

According to the American Heart Association (Heart Disease and Stroke Statistics report – 2014) approximately 5.1 million people in the United States suffer from heart failure of which 4.3 million people suffer from CHF. There are 825,000 new cases of heart failure in the United States each year.

According to the American Heart Association report, CHF is the illness with the largest number of return hospitalizations capable of being prevented. In 2004, there were 1.1 million hospitalizations due to CHF, the charges in relation to which amounted to $29 billion. According to the New England Healthcare Institute, remote patient monitoring for heart failure has the potential to yield annual national cost savings of up to $6.4 billion (Remote Physiological Monitoring: Research Update, 2009). Kyma's system received CE certification and CSA approval (a medical electrical equipment safety standard). In 2014, Kyma filed its submission for FDA approval within the framework of a 510(k) process. Further to discussions with the FDA, Kyma decided to re-file its submission with respect to a more advanced version of its product. For this purpose, an application was filed for a pre-submission meeting with the FDA staff.

RDSeed

RDSeed is a holding company which invests in early stage companies in the digital field (cloud, apps and electronic trade). RDC holds 100% of RDSeed's outstanding share capital.

The young ventures held by RDSeed benefit from RDSeed's support in business development, marketing and sales, technology (via Rafael), and with respect to legal and finance matters. RDSeed's holdings as of the date of publication this Annual Report include: Cloudyn (approximately 55% held by RDSeed), which is developing solutions for the optimization of cloud computing costs and resources; Otonomic (approximately 25% held by RDSeed) which is developing software for the creation of an instantaneous website from a Facebook page; Open Legacy (approximately 24% held by RDSeed) which is developing an open source based software application for the modernization of Legacy system; and GetYou (approximately 31% held by RDSeed) which is developing a game application that reveals how people perceive the user.

In February 2014, RDC's shares in Given Imaging were sold pursuant to the Given Merger. For more information regarding the Given Merger, see “Item 4A - The Merger of Given Imaging and Covidien". In addition, RDC holds shares in certain inactive companies and/or companies under voluntary liquidation.

As of December 31, 2014, RDC had two employees.

Based on its estimates at December 31, 2014, RDC believes that its existing resources are sufficient to fund its and its group companies' operations, and to fund any investments it may carry out in existing and new companies for at least the next 12 months.

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

•
Notal Vision Inc., or Notal Vision, develops, manufactures and provides a system and services for remote monitoring of age-related macular degeneration, or AMD, patients at risk of vision loss, in order to enable early detection of visual changes before the disease progresses to the point of significant vision loss or blindness. We hold approximately 21% of Notal Vision's outstanding share capital and approximately 18% of Notal Vision's fully diluted share capital. AMD is the leading cause of severe vision loss and blindness in adults over age 50 in the developed world, and destroys sharp, central vision, necessary for common tasks such as facial recognition, driving, reading, and watching television. (See Brown DM, et al. (2006). Ranibizumab versus verteporfin for neovascular age-related macular degeneration. New England Journal of Medicine. 355, 1432-1444; Slakter JS and Stur M. (2005). Quality of life in patients with age-related macular degeneration: Impact of the condition and benefits of treatment. Survey of Ophthalmology, 50, 263-273; Gehrs KM, et al. (2006). Age-related macular degeneration-emerging pathogenetic and therapeutic concepts. Annals of Medicine, 38, 450). There are two types of AMD, dry (non-neovascular) and wet (neovascular). Wet AMD accounts for 90% of the vision loss associated with AMD. (See Ferris FL, et al. (1984). Age-related macular degeneration and blindness due to neovascular maculopathy Archives of Ophthalmology,102(11), 1640-1642). Notal Vision's product enables early identification of the onset of wet AMD and as a result, early treatment and preservation of eyesight. Notal began marketing its system in the United States and also received two current procedural terminology, or CPT, codes in the United States which came into effect in January 2015. Notal is currently in negotiations with a number of regional Medicare carriers in order to receive reimbursement coverage approval for its system. A reimbursement coverage decision from these regional Medicare carriers is expected during 2015. In parallel, Notal is in discussions with the Centers for Medicare and Medicaid Services, or CMS, to receive overall insurance coverage throughout the United States; and may submit an application for such approval in the future.

•
Cartiheal is developing an implant for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee. We hold approximately 33% of Cartiheal's outstanding share capital and approximately 29% of Cartiheal's fully diluted share capital, as of the date of publication this Annual Report. Between 2004 and 2011 approximately 2 million people in the United States have undergone some sort of surgical procedure to repair cartilage in the knee (See McCormick et al (2014), Trends in the surgical treatment of articular cartilage lesions in the United States: An analysis of a large private-payer database over a period of 8 years, Arthroscopy, 30(2)). The Cartiheal implant has a unique structure, comprising of a coral scaffold with biological modifications. The implant biodegrades in the implantation site, and promotes the regeneration of native (hyaline) cartilage and subchondral bone in its place. Currently, there is no existing treatment which has succeeded in regenerating natural cartilage and bone. Cartiheal is conducting a series of clinical trials at medical centers in Europe to evaluate the safety and efficiency of the implant in the treatment of traumatic knee injuries. Preliminary results indicate an improvement in the pain level and regeneration of cartilage and bone in the implantation site. Through the date of the submission of this Annual Report, approximately 100 patients have been implanted with the Cartiheal implant. Cartiheal is examining expanding the use of the implant for knee osteoarthritis.

•
Jordan Valley develops manufactures and provides metrology solutions for manufacturing process control in the semiconductors industry. Jordan Valley's revenues in 2014 amounted to approximately $22 million, compared with $26.2 million in 2013 and $27.5 million in 2012. We hold approximately 19% of Jordan Valley's outstanding share capital and approximately 17% of Jordan Valley's fully diluted share capital. The metrology system that Jordan Valley is developing includes technologies enabling, inter alia, measurement of thickness, density and chemical composition of thin layers that compose the semiconductors integrated circuits designated for the semiconductor and compound markets. Lately Jordan Valley developed, and started marketing and selling product, for detection of Non Visual Defects and strain in Silicon substrate, in device production.

•
Plymedia develops and provides digital advertising exchange platform services and solutions. We hold approximately 27% of Plymedia's outstanding share capital and approximately 19% of Plymedia's fully diluted share capital. Plymedia's revenues in 2014 amounted to $20 million compared to $11 million in 2013 and compared to $4 million in 2012.

C.  Organizational Structure

As of December 31, 2014, DIC, an Israeli company, held approximately 50.32% of our total outstanding shares. In March 2009, we and DIC entered into a Services Agreement. Pursuant to the agreement effective for a period of three years from May 1, 2009 and renewed for an additional period commencing from May 1, 2012, we receive managerial and administrative services from a staff employed by DIC. Following approval of our audit committee and board of directors on March 3, 2015 and March 11, 2015, respectively and subject to the approval by our shareholders at a special general meeting to be held on April 19, 2015, the Services Agreement will be extended for an additional three year period from May 1, 2015 and will amend the annual services fee to NIS6 million annually (approximately $1.5 million), linked to the Israeli consumer price index as of 1 May 2016 in accordance with terms of the agreement. For additional information about DIC and the Services Agreement, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders." For our holdings in our group companies, see the information in "Business Overview" above.

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

Overview

We are an operational holding company actively involved in investing in, building and enhancing companies operating in various technology fields. and increasing their value either through exit transactions or public offerings. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Our group companies currently comprise companies at various stages of development that are engaged in a variety of technology fields, such as the development of medical devices and others.

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

Our strategy regarding investments in new and existing companies is based on the following principles:

1.	Identifying and exploiting investment opportunities in companies with an innovative technology basis with significant exit potential, mainly in the field of medical devices.

2.	Investing over the long term in companies with innovative technologies Focusing on investments which afford us influence and operational involvement.

3.
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

4.	Exploiting opportunities to exit group companies.

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

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting, the changes in fair value of those of our group companies which are accounted by us as investment measured at fair value through profit or loss and dispositions and changes in our holdings of group companies as well as impairment charges and headquarter costs.

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

The year 2014 saw an improved fundraising environment, with U.S. VC firms raising $29.8 billion, a 69% increase over 2013, and the highest since 2007. This, coupled with private equity investors joining more investment rounds, led to an increase in high-tech investments in 2014, manifested in higher deal values – while the number of deals in the U.S. increased by just 4% from 2013 to 2014, the amount of dollars invested increased by 61%, to $48.3 billion. This trend was also apparent in the U.S. medical device sector, albeit to a lesser degree; while the number of deals remained the same, the amount of dollars invested increased from 2013 to 2014 by 27%, to $2.7 billion. In 2014, the proportion of medical device deals out of all deals in the U.S. remained similar to 2013, decreasing from 8% to 7% (or 7% to 6% in terms of dollars invested). (Sources: PwC/NVCA MoneyTree™ Report, Data: Thomson Reuters; Thomson Reuters & National Venture Capital Venture Association)

The increased capital invested by private equity investors in 2014 was directed primarily to later-stage rounds. In the U.S., the number of seed deals decreased by 18% from 2013 to 2014 and reached the lowest number since 2002, while dollars invested decreased by 29%. On the other hand, the number of expansion round deals increased by 13%, with dollars invested increasing by 102%. This trend was also apparent in the U.S. medical device sector, albeit to a lesser degree; the distribution of deals by stage in 2014 remained similar to 2013, with only 5% of deals occurring in seed rounds, and the latter distributed more evenly between other stages. That said, deal size increased in all stages, with the highest increase of 78% seen in expansion stage rounds, and increases ranging between just 10% and 23% in other stages. Consequently, whereas in 2013 expansion stage deals were smaller in average size than early stage deals ($4.5 million compared to $5.1 million), in 2014 they were larger in average size ($7.5 million compared to $6.6 million). (Source: PwC/NVCA MoneyTree™ Report, Data: Thomson Reuters)

An increase in available capital was apparent in Israel as well, where 2014 high-tech capital raising reached a record high of $3.4 billion, up 46% from 2013. On the other hand, the number of deals increased by just 4%, reflecting the trend seen in the U.S. of increase in deal size. Likewise, the involvement of private equity investors rose; whereas in 2013 Israeli high-tech deals (including both straight equity deals and buyouts) comprised just 30% of private equity investments, this proportion rose to 52% in 2014. By contrast, VC-backed deals in Israel accounted for 69% of total high-tech capital invested in 2014, compared to 75% in 2013. That said, in 2014 Israeli VCs raised $914 million, the most in six years, and up 68% from 2013. The average fund size rose 55% from 2013 to 2014, to $76 million. Resonating with the U.S., the share of investments in initial-revenues-stage Israeli companies dropped from 47% in 2013 to 26% in 2014. At the same time, the share of investments in late-stage companies rose from 20% to 39%. Seed-stage companies raised 5% of the capital invested in 2014, as in 2013. The proportion of investments in the Israeli life sciences sector stood at 24%, similar to 2013. (Sources: IVC and GKH Report: The Israeli Private Equity Market – Q4/14; IVC and KPGM Report: Summary of Israeli High-Tech Company Capital Raising Q4/14; IVC and KPMG Report: Israeli Venture Capital Fund Raising – 2014)

M&A activity in the U.S. in 2014 showed a marked improvement over 2013, with deals with a disclosed value totaling $46 billion, representing an increase of 172% from 2013. At the same time, the average deal size increased by 96%, to $348.7 million. In the U.S. medtech sector, deals climbed 32% in value during the period of July 2013-June 2014, to $30.6 billion. That said, whereas from 2008 to 2011, cash spent on M&As exceeded cash returned to shareholders, since 2012 this trend has reversed. In addition, there has been an increase in megadeals (exceeding a value of $1 billion). In other words, recent M&As haven't so much been a means for accessing new innovation, as a means for larger medtechs to increase scale, the rationale being that given healthcare reform and consolidation in the provider marketplace, scale is required to improve contract negotiations with healthcare buyers. Another consequence of this trend is a decrease in the share of milestone payments out of total deal value, as the companies being acquired are of sufficient size and maturity that commercial risks are more easily calculated. (Sources: Ernst & Young, Pulse of the Industry: Medical Technology Report 2014; Thomson Reuters & National Venture Capital Venture Association)

IPO activity among U.S. VC-backed companies in 2014 increased by 38% over 2013, reaching a total offer amount of $15 billion in 115 IPOs. Average IPO amount in 2014 was $133 million, similar to 2013. Medtech IPO activity in the U.S in the period of July 2013-June 2014 was the strongest since July 2006-June 2007, with $1 billion raised in 15 new listings, an increase of 550% compared to the previous year. Average IPO amount in the period of July 2013-June 2014 was $67 million, compared to $26 million in the previous year. This surge has been associated with a changing funding dynamic in this sector, whereby less available medtech VC dollars have rendered IPOs a practicable alternative to raising another equity round. Moreover, the amount raised in an IPO is likely to be more generous than that potentially raised via a late stage round, and often results in less dilution to current investors. (Sources: Ernst & Young, Pulse of the Industry: Medical Technology Report 2014, 2013; Thomson Reuters & National Venture Capital Venture Association)

In 2014, Israel saw a decrease in M&A activity – while the number of deals remained the same as in 2013 and stood at 82, total dollar proceeds decreased from $6.23 billion to $4.84 billion. It has been suggested that the decrease in deal size owes to the fact that many mature companies have elected to take the IPO route. That is, growth is being chosen over quicker exits. Indeed, substantial growth took place in Israeli IPO activity in 2014, with $2.1 billion raised in 17 new listings, compared with $0.36 billion raised in 8 new listings in 2013. The trend towards growth over quicker exits is also consistent with the rise in growth round deals mentioned above, and with an increase in deals ranging from $100 million to $500 million in value. Israeli life science exits (M&As and IPOs) totaled $2.25 billion in 2014 in 14 deals compared with $2.47 billion in 13 deals in 2013. Whereas in 2013 life science exits comprised 32% of all exits, in 2014 this sector's share decreased to just 15%. (Sources: IVC-Meitar Exits Report 2014; PwC Israel 2014 Hi-Tech Exits Report)

Critical Accounting Policies

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

Principles of Accounting for Holdings in Group Companies – basis of consolidation, equity method of accounting

Consolidation.

Companies over which we have control are accounted for under the consolidation method of accounting. Control is achieved when we are exposed, or have rights, to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Potential voting rights are considered when assessing whether we have control, only when it is substantive. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

Under the consolidation method, a controlled company's assets and liabilities are included within our consolidated statement of financial position and its income items, expense items and other comprehensive income items are included within our consolidated statement of income and consolidated statement of other comprehensive income. Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. A transaction with the non-controlling interests which does not result with a loss of control, whether a sale or an acquisition, is accounted for as an equity transaction.

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

When control over a company is lost, we measure and recognize our remaining investment at fair value. Any difference between the carrying amount of the investment in the former company under control as of the date on which control ceases and the fair value of any remaining investment and any consideration from disposal is recognized in profit or loss. If the remaining investment is subject to significant influence, it is treated as an investment in an associate under the equity method.

Equity Method. Companies over which we have significant influence or the ability to significantly influence the financial and operating policies, but not control over their operations as stated above, are considered associates, and are accounted for using the equity method of accounting. Our consolidated financial statements include our share of the income (loss) and other comprehensive income (loss) of associates, after adjustments required to align the accounting policies with those of ours, from the date that significant influence commences until the date that significant influence ceases or until the investment in associate is classified as held for sale in accordance with IFRS 5. When our share of losses exceeds our interest in an associate, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that we have an obligation to support the associate or have made payments on behalf of the associate, or have granted it loans or guarantees. When the Group loses its significant influence in an associate previously treated at equity, the remaining investment is revalued to its fair value on the date when significant influence is lost and is accounted for as an investment measured at fair value. The Group recognizes in profit or loss any difference between the fair value of any retained investment and any proceeds from disposing of the part interest in the associate, and the carrying amount of the investment at the date when significant influence is lost.

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

In 2014 we did not record any impairment charge. In 2013 and 2012 we recorded income from a partial reversal of impairment with respect to our holdings in Enablence debentures in an amount of approximately $3.5 million and $0.3 million, reapectively.

Impairment of Intangible Assets

Intangible assets with a finite useful life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less selling expenses). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For purposes of testing impairment of identifiable assets, the assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets, or the cash-generating unit. An impairment loss is recognized if the carrying amount of an asset or the cash-generating unit to which it relates exceeds the estimated recoverable amount. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries that are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. As of December 31, 2014, consolidated intangible assets amounted to approximately $3.4 million (approximately $4.5 million and $4.9 million as of December 31, 2013 and 2012, respectively).

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

As a result of the Given Merger (see also Item 4.A), we recorded in 2013 a deferred tax asset in the amount of $29.0 million in respect of the temporary difference from the investment in Given Imaging and in respect of carryforward losses that were expected to be utilized in 2014, due to the gain from this transaction. In 2014, the entire deferred tax asset was accordingly utilized. As of December 31, 2014 and December 31, 2012, we did not recognize any defered tax asset with respect to carryforward tax losses.

The balance of tax liabilities as of December 31, 2014 was $1.8 million (under line item other accounts payable in the statement of financial position), as of December 31, 2013 was $5.4 million, and as of December 31, 2012 was $4.5 million. The tax liability as of December 31, 2013 includes a tax liability recorded by RDC in the amount of approximately $4.1 million in respect of the temporary difference from RDC's investment in Given and in respect of the sale of Medingo attributed to RDC. This liability was partially set off by a deferred tax asset in the amount of approximately $3.5 million in respect of RDC's carryforward losses that were expected to be utilized in 2014, due to the Given Merger.

As of December 31, 2014, we and our subsidiaries had carryforward losses in Israel of approximately $222 million in the aggregate.

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

Basis of Presentation

Consolidation. Our consolidated financial statements include the accounts of Elron and the accounts of all of our direct or indirect (through DEP, RDC and RDSeed) controlled subsidiaries. The following are our main subsidiaries:

Year ended December 31,
2014	2013	2012
RDC RDSeed Cloudyn POSE2	RDC SmartWave RDSeed Cloudyn POSE2	RDC SmartWave RDSeed Cloudyn Kyma1

1 Consolidated since we obtained control in January 2011 and until we lost control in October 2013.
2 Consolidated since we obtained control in July 2013.

Equity Method.Our main group companies held by us or through DEP, RDC and RDSeed accounted for under the equity method of accounting include:

Year ended December 31,
2014		2013		2012
BrainsGate Cartiheal1 Pocared DES3 PLYmedia	Kyma5 Open Legacy8 Page 2 Site7 Bruwz8	BrainsGate Cartiheal1 Pocared	DES3 PLYmedia Kyma	BrainsGate Cartiheal1 Given Imaging4 Pocared	PLYmedia POSE2

1 Since initial investment in July 2012.
2 Since initial investment in October 2012 and until obtaining control in July 2013.
3 Since initial investment in December 2013.
4 Until December 2013, when the investment was classified as held for sale.
5 Since we lost control in October 2013.
6 Since initial investment in May 2014.
7 Since initial investment in April 2014.
8 Since initial investment in April 2014.

Financial assets measured at fair value:

Year ended December 31,
2014	2013	2012
Aqwise1 Atlantium2 Enablence Jordan Valley Notal Vision3	Aqwise1 Atlantium2 Enablence Jordan Valley Notal Vision3 Whitewater Ltd4	Aqwise1 Atlantium2 Enablence Jordan Valley Notal Vision3 Whitewater Ltd4

1 Since July 2012.
2 Since June 2012.
3 Since October 2010.

A.Operating Results

Year Ended December 31, 2014 compared with Year Ended December 31, 2013 and Year Ended December 31, 2012

The following table sets forth the net results of our operations in the reported periods:

	Year ended December 31,
	2014	2013	2012
	(millions of $, except per share data)
	Audited
Income attributable to Elron's shareholders	85.5	17.9	4.4
Income per share attributable to Elron's shareholders	2.87	0.54	0.09

The net gain attributable to our shareholders is mainly comprised of: 1. our share in the losses of our group companies, 2. gains and losses from exit transactions, revaluation of investments, and changes in holdings, 3. corporate operating expenses and 4. tax benefit (taxes on income):**

	Year ended December 31,
	2014	2013	2012
	(millions of $)
Losses in respect of group companies:
Our share in net losses of group companies, net	(15.5)	(10.5)	(10.6)
Excess cost amortization	*	(4.0)	(4.4)
Revaluation (impairment) of investments in group companies and financial assets, net	(0.2)	3.5	(1.1)
Total	(15.7)	(11.0)	(16.1)
Gain from exit transactions, changes in holdings, and revaluation of investments (net of tax)	145.5	6.4	24.8
Corporate operating expenses	(5.1)	(5.4)	(3.9)
Tax benefit (taxes on income)	(37.6)	28.7	0.1
Other	(1.6)	(0.8)	(0.5)
Income attributable to Elron's shareholders	85.5	17.9	4.4

* Represents amount less than $0.1 million.
** The results summarized in the table are presented net of non-controlling interests.

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

The loss we recorded in 2014 in respect of our share in the net losses of our group companies (net of non-controlling interests) resulted mainly from the losses of Pocared, RDSeed, BrainsGate and Cartiheal.

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

Excess cost amortization. We record amortization expenses in respect of excess cost attributed to investments in group companies, which are usually generated upon investment in such companies. Excess cost amortization expenses in 2014 were recorded primarily in respect of excess costs attributed to our holding in Cloudyn in an immaterial amount.

Excess cost amortization expenses in 2013 and 2012 were recorded primarily in respect of excess costs attributed to our holding in Given Imaging.

Impairment charges of investments in group companies and financial assets. At each reporting date we examine whether there is any evidence that would indicate that our investment in our group companies and financial assets is impaired.

In 2014, we recorded an impairment charge in the amount of approximately $0.2 million in respect of the technology recognized as an asset when we gained control over POSE P.O.S Ltd. ("POSE).

In 2013, as a result of a settlement agreement with Enablence, we recorded a net gain in the amount of approximately $3.5 million in respect of a partial cancellation of the impairment recognized in 2011. In 2013 we did not record any impairment charges in respect of investments in group companies and financial assets.

In 2012, we recorded an impairment charge in respect of our holding in Nasdaq-traded Wave shares, primarily due to a decrease in their share price. In 2012, we sold our entire holding in Wave shares, except for shares deposited in escrow upon their receipt in the sale of Safend in September 2011.

Gain (Loss) from exit transactions, changes in holdings, and revaluation of investments:

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in 2014 resulted mainly from:

●	An approximately $144.5 million gain (net of non-controlling interest) from the Given Merger (approximately $106.8 million gain, net of tax);
●	An approximately $1.9 million gain from an increase in Notal Vision's fair value;
●	An approximately $1.4 million loss from a decrease in Jordan Valley's fair value;
●	An approximately $0.5 million gain from an increase in Aqwise's fair value.

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in 2013 resulted mainly from:

●	An approximately $3.4 million gain from an increase in Notal Vision's fair value;
●
An approximately $3.3 million gain (net of non-controlling interest) from a decrease in our holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired;

●	An approximately $1.7 million gain (net of non-controlling interest) from the decrease in holding and the loss of control in Kyma;
●	An approximately $1.7 million loss from a decrease in Jordan Valley's fair value.

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in 2012 resulted mainly from:

●	An approximately $8.5 million gain (net of non-controlling interest) from the sale of Sync-Rx
●	An approximately $8.5 million gain (net of non-controlling interest) as a result of the additional consideration received from the sale of Medingo completed in 2010;
●	An approximately $3.9 million gain from the sale of a portion of our holding and a decrease in our holding in Aqwise;
●	An approximately $1.8 million gain from an increase in Notal Vision's fair value;

Corporate operating expenses:

Corporate operating expenses mainly include general and administrative expenses.

The decrease in the corporate expenses in 2014 compared to 2013 resulted primarily from the decrease in the bonus amounts to our officers in accordance with our compensation policy. See Item 6B – Directors, Senior Management and Employees – "Compensation". The increase in corporate operating expenses in 2013 compared with 2012 resulted primarily from granting annual bonus to company officers in accordance with the company's compensation policy, while in 2012 no bonus was granted, fluctuation of the exchange rates and as a result of an increase in the expenses of the service agreement with DIC.

Tax benefit (taxes on income):

Taxes on income in 2014 resulted primarily from the Given Merger and included approximately $29.0 million with respect to the utilization of the tax asset we recorded in 2013 and approximately $7.5 million (net of non-controlling interests) with respect to current tax expenses recorded by RDC.

The following table summarizes our annual consolidated statements of profit and loss:

	Year ended December 31,
	2014	2013	2012
	(millions of $)
	Audited
Income from sales	0.4	0.1	-
Gain from disposal and revaluation of group companies, and changes in holdings, net	176.1	8.4	39.4
Financial income	0.9	0.7	1.2
Total income	177.4	9.2	40.6
Cost of sales	0.1	0.1	-
Research and development expenses, net	2.1	3.9	6.9
Selling and marketing expenses	1.4	0.5	0.9
General and administrative expenses	7.1	7.2	7.2
Equity in losses of associates, net	15.8	11.9	8.3
Financial expenses	3.4	0.6	2.1
Other expenses (income), net	0.8	(3.5)	(0.3)
Total costs and expenses	30.7	20.7	25.1
Income (Loss) before taxes on income	146.7	(11.5)	15.5
Tax benefit (taxes on income)	(45.3)	28.4	0.3
Net Income	101.4	16.9	15.8
Income attributable to the Company's shareholders	85.5	17.9	4.4
Income (Loss) attributable to non-controlling interest	15.9	(1.0)	11.4
Basic and diluted income per share attributable to the Company's shareholders (in $)	2.87	0.54	0.09

Income

Income from Sales. Income from sales in 2014 and 2013 included income that were first recognised in Cloudyn. In 2012 Cloudyn have yet to record income from sales.

Gains from Disposal and Revaluation of Group Companies and Changes in Holdings, net. In 2014, gains from disposal and revaluation of group companies and changes in holdings, net, amounted to $176.1 million, which resulted primarily from: the $175 million from the completion of the Given Merger; the $1.9 million gain from the increase in Notal Vision's fair value; the $1.4 million loss from a decrease in Jordan Valley's fair value and the $0.5 million gain from the increase in Aqwise's fair value. In 2013, gains from disposal and revaluation of group companies and changes in holdings, net, amounted to $8.4 million, which resulted primarily from: the $4.1 million gain from a decrease in our holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired; the $3.4 million gain from the increase in Notal Vision's fair value mainly due to the positive results which were achieved in the AREDS2 clinical trials; the $2.8 million gain from the decrease in holding and the loss of control in Kyma due to an investment in the company by a new investor; and a $1.7 million loss from a decrease in Jordan Valley's fair value. In 2012, gains from disposal and revaluation of group companies and changes in holdings, net, amounted to $39.4 million, which resulted primarily from: the $17.0 million gain from the sale of Sync-Rx; the $15.6 million gain from the additional consideration received from the sale of Medingo completed in 2010; the $3.9 million gain from the sale of a portion of our holding and a decrease in our holding in Aqwise; the $1.8 million gain from the increase in Notal Vision's fair value mainly due to progress made in the clinical trials it is conducting and a $0.8 million gain from a decrease in our holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired.

Financial Income. Financial income amounted in 2014 to $0.9 million and in 2013 to $0.7 million and resulted mainly from interest income on deposits. The financial income in 2012 amounted to $1.2 million and resulted mainly from interest income on deposits, and from a change in the fair value of our holding in GigOptix shares.

Expenses

Cost of sales. Please see explanation regarding "Income from sales" section above.

Operating expenses. Operating expenses were comprised mainly of research and development expenses, net, sales and marketing expenses, and general and administrative expenses of our and our subsidiaries' corporate operations:

	Year ended December 31,
	2014	2013	2012
	(millions of $)
Corporate	5.1	5.5	3.9
RDC	1.5	1.5	1.2
Kyma 1	-	1.9	3.0
RDSeed	3.9	1.9	2.8
Other2	-	0.9	4.1
	10.5	11.7	15.0

1 Ceased to be consolidated in October 2013
2 In 2013 includes Smartwave, ceased its operations in the fourth quarter of 2013. In 2012 includes mainly Sync-Rx (sold in November 2012), Starling (Sold its business in September 2011 and was liquidated in 2012) and Smartwave.

Corporate: The decrease in the corporate expenses in 2014 compared to 2013 resulted primarily from the decrease in the bonus amounts to our officers in accordance with our compensation policy. See Item 6B – Directors, Senior Management and Employees – "Compensation. The increase in 2013 compared with 2012 resulted primarily from granting annual bonus to company officers in accordance with the company's compensation policy, while in 2012 no bonus was granted, fluctuation of the exchange rates and as a result of an increase in the expenses of the service agreement with DIC.

RDC: The increase in 2014 and 2013 compared with 2012 resulted primarily from an changes in the number of employees.

Kyma: Ceased to be consolidated commencing the forth quarter of 2013. The decrease in 2013 compared with 2012 resulted primarily due to a decrease in the research and development expenses due to the completion of the implantable product develpoment stage and due to cease of consolidation of Kyma from the fourth quarter of 2013.

RDSeed: The increase in 2014 compared with 2013 resulted primarily from an increase in the operating expenses of Cloudyn due to the increase in its operations and from the operating expenses of POSE, which has been consolidated since the third quarter of 2013. The increase in the operating expenses was partly offset by a decrease in the R&D expenses of Cemmerce, an in-house project in which RDSeed ceased investing during 2013, and a decrease in RDSeed's workforce. The decrease in 2013 compared with 2012 resulted primarily from a decrease in the research and develpoment expenses with regard to the Cemmerce project in which RDSeed ceased to invest during 2013, from the decrease in the number of employees in RDSeed and from the decrease in the the research and development expenses in the subsidiary Cloudyn.

Equity in net losses of associates. Our share of net losses of associates resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis Of Presentation"). Our share of net losses of associates amounted to $15.8 million in 2014 compared with $11.9 million in 2013 and $8.3 million in 2012. The increase in our share in the net losses of associates in 2014 compared with 2013 resulted primarily from an increase in our share in Pocared's losses due to an increase in our share in Pocared's financing. Also, our share in the losses of our assocates in 2013 was partially offset by our share in Given's profits, which was sold, and therefore did not contribute to this item in 2014. The increase in our share in the net losses of associates in 2013 compared with 2012 resulted primarily from an increase in Pocared's loss due to the progress in the sample collection for Pocared's FDA diagnostic trial and also from expenses resulting from the process of improving the sample processing procedure of the system Pocared is developing, and from an increase in Cartiheal's loss due to the clinical trial it is conducting. (In 2013, there was also a decrease in Given Imaging's income due to a one-time tax expense and expenses related to the Given Merger (see "Highlights of the Results of Operations of Our Main Group Companies" below)).

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

Highlights of the Results of Operations of Our Main Associates:

Pocared reported the following operating results (according to IFRS):

	Year ended December 31, 2014	Increase (Decrease)	Year ended December 31, 2013	Increase (Decrease)	Year ended December 31, 2012
	(millions of $)%		(millions of $)%		(millions of $)
Loss attributable to shareholders	10.7	-	10.7	51.2%	7.1

Pocared is in the development stage and has not yet commenced sales. Pocared's loss mainly results from research and development expenses. The increase in loss in 2014 and 2013 compared with 2012 was mainly due to the progress in Pocared's FDA diagnostic trial and also from expenses resulting from the process of improving the sample processing procedure of the system Pocared is developing.

BrainsGate reported the following operating results (according to IFRS):

	Year ended December 31, 2014	Increase (Decrease)	Year ended December 31, 2013	Increase (Decrease)	Year ended December 31, 2012
	(millions of $)%		(millions of $)%		(millions of $)
Loss attributable to shareholders	6.0	(6.5%)	6.4	5.8%	6.1

BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's loss mainly results from research and development expenses. The change in loss between the years 2014 2013 and 2012, was mainly due to a change in patient recruitment for the FDA trial BrainsGate is conducting.

Highlights of the Results of Operations of Our Subsidiaries:

Income and losses of material consolidated and material associate companies directly held by us, for the year ending December 31, 2014(with respect to 100% of the applicable companies and not only our shareholding therein)

	Comprehensive income			Interest
	Income (Loss)	Other Comprehen-sive income	Dividend income	Interest income	Date received
	(millions of $)
Subsidiaries:

RDC	36.1	-	-		-

Associates:
Cartiheal	(4.1)	-	-	-	-

BrainsGate	(6.0)	-	-	-	-

Pocared	(10.7)	-	-		-
				*	March 2014
Plymedia	0.8	-	-	-	-

* Represents amount less than $0.1 million.

Income and losses of a consolidated company and associate company held through RDC for the year ending December 31, 2014

	Comprehensive income			Interest
	Income (Loss)	Other Comprehen-sive income	Dividend income	Interest income	Date received
	(millions of $)
Subsidiary:

RDSeed	(3.5)	-	-	-	-

Associate:

Kyma	(4.7)	-	-	-	-

Income and losses of a material consolidated company and material associate companies held through RDSeed for the year ending December 31, 2014

	Comprehensive income			Interest
	Income (Loss)	Other Comprehen-sive income	Dividend income	Interest income	Date received
	(millions of $)
Subsidiary:

Cloudyn	(2.8)	-	-	0.1	May, August 2014

Associate:

Open Legacy	(0.7)	-	-	-	-

Financial Expenses. Financial expenses amounted in 2014 to $3.4 million compared with $0.6 million in 2013 and $2.1 million in 2012. The financial expenses in 2014 resulted mainly from exchange rate fluctuations with respect to shekel bank deposits held by RDC and also commissions with respect to the loan drawn under the credit line agreement with Silicon Valley Bank (the loan was repaid and the credit line was cancelled in the first quarter of 2014). The financial expenses in 2013 resulted mainly from interest on the loan drawn down under the credit line agreement with Silicon Valley Bank, and from commissions and other expenses related to this credit line. The financial expenses in 2012 resulted mainly from a change in the fair value of our holding in Wave shares.

Other Expenses (Income), net. Other expenses (income), net, amounted to $0.8 million in 2014 compared with ($3.5) million in 2013 and ($0.3) million in 2012. Other expenses in 2014 resulted primarily from an impairment charge in the amount of approximately $0.8 million in respect of the technology recognized as an asset when we gained control over POSE. Other income in 2013 resulted primarily from a gain from the settlement agreement with Enablence. Other income in 2012 resulted primarily from partial consideration received from Enablence debentures (see below) and from a stamp duty provision recorded in past years that was cancelled. This income was partially offset by a provision for contingent liabilities.

Taxes on Income (Tax Benefit). Tax expenses in 2014 resulted primarily from the gain that was recorded due to the completion of the Given Merger and included $29.0 million from the rversal of a tax asset recorded in 2013, and current tax expenses in the amount of $14.8 million recorded by RDC due to the completion of the Given Merger. Tax benefit in 2013 resulted primarily from recording a deferred tax asset of approximately $28.9 million with respect to temporary differences related to the investment in Given Imaging and with respect to tax losses carry forward which were likely to be utilized in 2014, due to the gain from the Given Merger. This amount was partially offset by tax liability recorded by RDC of approximately $0.5 million with respect to a temporary difference in the  investment in Given Imaging for tax and accounting purposes.

In 2012 a tax benefit of approximately $0.3 million were recorded in respect of RDC.

Income (Loss) attributable to non-controlling interest. The income attributable to non-controlling interest loss resultes mainly from the share of the non-controlling interest in RDC's results.

In 2014 this net income included mainly the share of the non-controlling interest in RDC in the gain RDC recorded due to the completion of the Given Merger.

In 2012 this net income included mainly the share of the non-controlling interest in RDC in the gain RDC recorded due to the sale of SyncRx and from the additional consideration recived in respect with the sale of Medingo, which was completed in 2010.

Quarterly Results

The following tables set forth the net results of our operations in the reported periods:

	Year ended	Three months ended
	December 31, 2014	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(millions of $, except per share data)
	Audited	Unaudited
Income (Loss) attributable to Elron's shareholders	85.5	101.8	(4.0)	(4.2)	(8.1)
Income (Loss) per share attributable to Elron's shareholders	2.87	3.42	(0.13)	(0.14)	(0.27)

	Year ended	Three months ended
	December 31, 2013	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(millions of $, except per share data)
	Audited	Unaudited
Income (Loss) attributable to Elron's shareholders	17.9	(5.5)	(2.2)	1.7	23.9
Income (Loss) per share attributable to Elron's shareholders	0.54	(0.20)	(0.09)	0.04	0.79

As previously mentioned, the net gain and loss attributable to our shareholders mainly comprises of: 1. our share in the losses of our group companies, 2. gains and losses from exit transactions, revaluation of investments, and changes in holdings, 3. corporate operating expenses and 4. tax benefit (taxes on income):**

	Three months ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(millions of $)
	Unaudited
Losses in respect of group companies:
Our share in net losses of group companies, net	(3.8)	(4.6)	(3.4)	(3.7)
Excess cost amortization	-	-	*	*
Impairment of investments in group companies and financial assets, net	-	-	-	(0.2)
Total	(3.8)	(4.6)	(3.4)	(3.9)
Gain (loss) from exit transactions, changes in holdings, and revaluation of investments	144.5	1.0	0.9	(0.8)
Corporate operating expenses	(1.1)	(1.0)	(1.1)	(1.9)
Tax benefit (taxes on income)	(37.6)	0.4	0.3	(0.6)
Other	(0.2)	0.2	(0.8)	(0.9)
Income (loss) attributable to Elron's shareholders	101.8	(4.0)	(4.2)	(8.1)

	Three months ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(millions of $)
	Unaudited
Losses in respect of group companies:
Our share in net losses of group companies, net	(3.5)	(1.5)	(1.1)	(4.3)
Excess cost amortization	(1.0)	(1.0)	(1.0)	(1.0)
Impairment of investments in group companies and financial assets, net	-	-	3.5	-
Total	(4.5)	(2.5)	1.5	(5.3)
Gain (Loss) from exit transactions, changes in holdings, and revaluation of investments (net of tax)	0.2	1.7	1.4	3.1
Corporate operating expenses	(1.0)	(1.0)	(1.1)	(2.4)
Tax benefit	-	-	*	28.7
Other	(0.2)	(0.3)	(0.1)	(0.2)
Income (loss) attributable to Elron's shareholders	(5.5)	(2.2)	1.7	23.9

** The results summarized in these tables are presented net of non-controlling interest.
*  Represents amount less than $0.1 million.

Our share in the net losses of group companies. The loss we recorded in the fourth quarter of 2014 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, RDSeed, BrainsGate and Cartiheal. The loss we recorded in the fourth quarter of 2013 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate Cartiheal and RDSeed.

Excess cost amortization. Excess cost amortization expenses in the fourth quarter of 2013 were recorded primarily in respect of excess costs attributed to our holding in Given Imaging.

Impairment charges of investments in group companies and financial assets. In the fourth quarter of 2014, we recorded an impairment charge in the amount of approximately $0.2 million in respect of the technology recognized as an asset when we gained control over POSE.

Gain (Loss) from exit transactions, changes in holdings, and revaluation of investments. The gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the fourth quarter of 2014 resulted mainly from the $0.5 million gain from the increase in Aqwise's fair value and the $1.4 million loss from a decrease in Jordan Valley's fair value.

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

The following tables summarize our quarterly consolidated statements of profit and loss:

	Year ended	Three months ended
	December 31, 2014	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	Audited	Unaudited
	(millions of $)
Income from sales	0.4	0.1	0.1	0.1	0.1
Gain (loss) from disposal and revaluation of group companies, and changes in holdings, net	176.1	175.0	1.0	0.9	(0.8)
Financial income	0.9	0.1	0.6	0.3	0.2
Total income	177.4	175.2	1.7	1.3	(0.5)
Cost of sales	0.1	*	*	*	*
Research and development expenses, net	2.1	0.4	0.5	0.5	0.7
Selling and marketing expenses	1.4	0.2	0.4	0.3	0.4
General and administrative expenses	7.1	1.5	1.4	1.7	2.4
Equity in losses of associates, net	15.8	3.8	4.5	3.7	3.9
Financial expenses	3.4	0.1	*	2.2	1.5
Other expenses (income), net	0.8	-	*	-	0.8
Total costs and expenses	30.7	6.0	6.8	8.4	9.7
Income (Loss) before taxes on income	146.7	169.2	(5.1)	(7.1)	(10.2)
Tax benefit (tax expenses)	(45.3)	(45.2)	0.4	0.2	(0.8)
Net income (loss)	101.4	124.0	(4.7)	(6.9)	(11.0)
Income (Loss) attributable to Elron's shareholders	85.5	101.8	(4.0)	(4.2)	(8.1)
Income (Loss) attributable to non-controlling interest	15.9	22.2	(0.7)	(2.7)	(2.9)
Basic and diluted income (loss) per share attributable to Elron's shareholders	2.87	3.42	(0.13)	(0.14)	(0.27)

	Year ended	Three months ended
	December 31, 2013	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	Audited	Unaudited
	(millions of $)
Gain (Loss) from disposal and revaluation of group companies, and changes in holdings, net	0.1	-	-	-	0.1
Financial income	8.4	0.3	1.9	1.9	4.2
Total income	0.7	0.3	0.2	0.1	0.1
Research and development expenses, net	9.2	0.7	2.1	2.1	4.4
Selling and marketing expenses	0.1	-	-	-	0.1
General and administrative expenses	3.9	1.3	1.0	1.2	0.4
Equity in losses of associates, net	0.5	0.1	0.1	0.1	0.2
Financial expenses	7.2	1.5	1.5	1.5	2.7
Other expenses (income), net	11.9	3.6	1.6	1.3	5.4
Total costs and expenses	0.6	0.1	0.2	0.1	0.1
Income (Loss) before taxes on income	(3.5)	*	*	(3.5)	*
Tax benefit	20.7	6.6	4.4	0.7	8.9
Net income (loss)	(11.5)	(5.9)	(2.3)	1.3	(4.5)
Income (Loss) attributable to Elron's shareholders	28.4	-	-	*	28.4
Income (Loss) attributable to non-controlling interest	16.9	(5.9)	(2.3)	1.3	23.9
Basic and diluted income (loss) per share attributable to Elron's shareholders	17.9	(5.5)	(2.2)	1.7	23.9

* Represents amount less than $0.1 million.

B.Liquidity and Capital Resources

Financial Position

	December 31, 2014	December 31, 2013
	(Audited)
	(millions of $)
Total assets in the consolidated statement of financial position	197.8	212.9
Investments in associate companies and assets measured at fair value (including assets held for sale)	33.9	143.8
Current assets (excluding assets classified as held for sale)	160.4	35.8
Intangible assets, net	3.4	4.4
Deferred tax	-	28.9
Current liabilities	5.0	7.7
Long-term liabilities	-	5.4
Total liabilities	5.0	13.1
Equity including non-controlling interest	192.8	199.8

Shareholders' equity including non-controlling interest at December 31, 2014, was approximately $192.8 million, representing approximately 97% of the total assets as reflected in the statement of financial position, compared with $199.8 million at December 31, 2013, representing approximately 94% of total assets as reflected in the statement of financial position. The decrease in shareholders' equity was mainly due to the gain resulting from the completion of the Given Merger. This increase was partially offset by a dividend distribution to Elron's shareholders in the amount of $110 million.

Consolidated working capital at December 31, 2014 amounted to $155.4 million compared with $136.8 million at December 31, 2013. The increase in working capital resulted from the completion of the Given Merger and the receipt of the merger consideration. As mentioned above the increase was partially offset due to the dividend distribution to Elron's shareholders and due to investment of cash in Group Companies.

With respect to the claim against Elron and others in connection with the sale of the shares of Elscint in 1999, and the provision in our financial statements of an immaterial amount in order to cover the financial resources that may be required of us in order to expunge the claim, if any, see note 12.A to the Financial Statements. The costs in connection with litigating the claim are unknown and there is no certainty as to the amount of financial resources which would be required to order to expunge the claim.

Our and RDC's primary cash flows 1

	Year ended		Three months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	Audited		Unaudited
	(millions of $)
Investments in our, RDC's and RDSeed's group companies	(15.9)	(13.0)	(0.5)	(4.3)
Proceeds received from disposal of our and RDC's non-current investments	287.2	4.1	0.1	0.4
Taxes paid, net	(19.5)	-	(1.2)	-
Repayment of our debt	(4.0)	-	-	-
Dividend distributed by Elron	(110.0)	-	-	-

1	The amounts presented include RDC's and RDSeed's cash flows in full (100%) in addition to our cash flows, but do not include the cash flows of their subsidiaries.

Cash balance

Consolidated liquid resources at December 31, 2014 amounted to $159.9 million (including short term bank deposits in the amount of approximately $94.0 million), compared with $32.3 million at December 31, 2013. Our and RDC's non-consolidated liquid resources at December 31, 2014 amounted to $93.4 and $63.1 million, respectively (as mentioned above our and RDC's liquid resources as of December 31, 2014 included short term bank deposits in the amount of approximately $60.4 and $33.6 million, respectively), compared with $19.7 and $11.0 million, respectively, at December 31, 2013.

Uses of cash

The main uses in cash in 2014 were a dividend distribution to the Company's shareholders in the amount of $110 million, and investments in Group Companies in the amount of $11.1 million, by us, and $4.9 million, by RDC. Also, we repaid our entire debt to Silicon Valley Bank in the amount of $4.0 million and in addition cash was used to pay corporate and RDC's operating expenses, as detailed above under "Operating Resuts". In addition, during 2014 we and RDC deposited approximately $60 and $33.6 million, respectively, in bank deposits for a period of four to fifteen months.

The main uses in cash in 2013 were investments in group companies in the amount of $9.6 million by us and $3.4 million by RDC. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above under "Operating Resuts".

Investments in group companies during 2014 and 2013 are detailed in the following table (for additional details see Note 3 in "Item 18 – Financial Statements"):

	Elron		RDC
	2014	2013	2014	2013
	(millions of $)
	Audited
Consolidated companies1

SmartWave 2	-	-	-	1.0
Pose3	-	-	0.4	0.4
Cloudyn	-	0.5	1.0	0.9
	-	0.5	1.4	2.3
Associates and other investments
Kyma4	-	-	1.3	1.0
Pocared5	9.9	3.9	-	-
Cartiheal6	-	2.5	-	-
NuLens	0.2	0.3	-	-
Notal Vision	1.0	1.9	-	-
Numbeez	-	-	-	0.1
DES	-	0.5	-	-
Otonomic	-	-	0.5	-
GetYou	-	-	0.7	-
Open Legacy	-	-	1.0	-
	11.1	9.1	3.5	1.1
Total investments	11.1	9.6	4.9	3.4

1
The amounts exclude RDC's investment in RDSeed in 2014 in the amounts of $5.0 million and exclude our and RDC's investment in RDSeed in 2013 in the amount of $1.0 million and $2.0 million, respectively.
These investments do not affect the cash included in the consolidated financial statements.

2	Ceased its operations in the forth quarter of 2013.
3	Consolidated since we obtained control in July 2013. Subsequent to December 31, 2014 and through the date of the filing of this Annual Report, we invested approximately $0.1 million in Pose.
4	Subsequent to December 31, 2014 and through the date of the filing of this Annual Report, we invested approximately $1.6 million in Kyma.
5	Subsequent to December 31, 2014 and through the date of the filing of this Annual Report, we invested approximately $4.5 million in Pocared.
6	Subsequent to December 31, 2014 and through the date of the filing of this Annual Report, we invested approximately $1.3 million in Cartiheal.
7	Subsequent to December 31, 2014 and through the date of the filing of this Annual Report, we invested approximately $3.3 million in BrainsGate.

Proceeds from the disposal of non-current investments

Proceeds we and RDC received from the disposal of non-current investments in 2014 mainly included: proceeds we received in the amount of $204 million and approximately $61 million (net of tax), respectively, as a result of the completion of the Given Merger, and; proceeds RDC received in the amount of $3.1 million from its share in the release of the deposit that was held in escrow in connection with the sale of Sync-Rx Ltd. that was completed in November 2012.

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

Raising of debt and credit line

In January 2014, we repaid the entire debt to Silicon Valley Bank in the amount of $4.0 million, and in February 2014, following the Given Merger, the credit line was terminated.
As of December 2014, we had no debt.

We believe that our existing capital sources will be sufficient to fund our and our subsidiaries’ operations, and to fund any investments we may carry out in existing and new companies for at least the next twelve months.

Dividend

In August 2014, we declared a cash dividend to our shareholders in the amount of $110 million ($3.69825 per share). Payment of the dividend took place in September 2014.

Our main group companies' cash flows1

	Cash flows from operating activities for the year ended December 31,		Cash balance as of December 31,		Note in "Item 18 – Financial Statements"
	2014	2013	2014	2013
	(audited)
	(millions of $)
BrainsGate 2	(6.3)	(6.1)	2.9	9.2	3.B.4.c
Pocared 2	(9.7)	(9.6)	2.4	0.8	3.B.4.b

1	See "Item 4.B – Business Overview" for details on the criteria for classifying a group company as a main company.
2	In accordance with U.S. GAAP.

Qualitative and Quantitative Disclosure About Market Risk

Market risks

Market risks relating to our operations result primarily from changes in interest rates, exchange rates, the consumer price index, and equity prices. In addition, we are indirectly exposed to market risks relating to the operations of our group companies. In order to limit our and our subsidiaries' exposure, we and our subsidiaries may enter, from time to time, into various derivative transactions. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure. The handling of financial exposures, formulation of hedging strategy, supervision over, execution and provision of an immediate response to extraordinary developments in the various markets, is under the responsibility of the Chief Financial Officer, who acts in consultation with the Chief Executive Officer and members of the audit committee and the investment committee. An update regarding the implementation of our policy is presented to the members of the audit committee on a quarterly basis. We do not determine the risk management policy for our group companies. We and our subsidiaries did not have material derivatives positions as of December 31, 2014 and December 31, 2013.

Interest Rate Risks. We and our group companies are exposed to market risks resulting from changes in interest rates, relating primarily to our and RDC's deposits. As of the date of publication of this Annual Report, we and RDC do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2014, we and RDC had no external debt.

Exchange Rate Risk. Since most of our group companies have operations in Israel, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of most of our group companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having, to the extent possible, most of our and our group companies' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. However, salaries and related expenses, as well as expenses related to the DIC Service Agreement (see "Item 7 – Related Party Transactions– Major Shareholders") and other operating expenses are denominated in NIS. In addition, at December 31, 2014 RDC holds depsits in NIS. It is our and our group companies' policy to use derivative financial instruments, from time to time, to limit exposure to changes in the exchange rate between the NIS and the U.S. dollar or to keep a portion of our and our group companies' resources in NIS against a portion of its future NIS expenses and against liabilities denominated in NIS. If the NIS should strengthen against the U.S. dollar, it may harm our and our group companies' results of operations. We keep a material portion of our resources in U.S. dollar, however, in the future, changes may take place from time to time in our cash balances, in how we maintain our cash, and the portion of cash we hold in each currency based on business developments and future decisions.

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

Equity Price Risk. We are exposed to fluctuations in the fair value of our holdings in our group companies. Changes in the fair value of our private holdings including holdings accounted for under the equity method of accounting or as financial assets measured at fair value (such as Jordan Valley and Notal Vision) may affect our results of operations and may have a significant effect on our market value. We view the volatility in the fair value of these companies as part of our ordinary course of business.

Sensitivity analyses of sensitive financial instruments included in the consolidated financial statements as of December 31, 2014, in accordance with changes in market factors

The following tables describe sensitivity tests of the fair value of bank deposits included in the Financial Statements that are held by us and RDC, in accordance with changes in market factors.

For details on sensitivity analyses of sensitive of other financial instruments please see Note 17 in Item 18 – Financial Statements.

Sensitivity test of changes in dollar interest rates as of December 31, 2014

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	0% interest	10%	5%
	$ millions
Short term bank deposits	89.0	(1.1)	(0.1)	*	0.4	0.1	*

Changes in dollar interest rates as of December 31, 2013 would not have changed significantly the fair value of the financial instruments.

* Represents amount less than $0.1 million.

C. Research and Development

According to our group companies, their aggregate projected investment in R&D activities during 2015 will total approximately $37 million.

The combined R&D costs of all group companies amounted to approximately $35 million in 2014, $62.3 million in 2013 and $60.2 million in 2012. The decrease in R&D costs in 2014 as compared with 2013 resulted mainly from the fact that in 2013 Given Imaging was a group company and, due to the Given Merger, it was not a grup company in 2014. The increase in R&D costs in 2013 as compared with 2012 resulted mainly from the increase in R&D costs in Pocared and Cartiheal.

Our consolidated R&D costs amounted to $2.1 million in 2014, $3.9 million in 2013 and $6.9 million in 2012. The decrease in consolidated R&D costs in 2014 as compared with 2013 was primarily due to the decrease in holding and the loss of control in Kyma in October 2013. The decrease in consolidated R&D costs in 2013 as compared with 2012 was primarily due to the sale of Sync-Rx in November 2012 and from the decrease in holding and the loss of control in Kyma in October 2013.

D. Trend Information

See "Global Economic Status" and "Venture Capital Industry Status" above.

E. Off- Balance Sheet Arrangements

There are no off-balance sheet transactions.

F. Tabular Disclosure of Contractual Obligations

At December 31, 2014, we and our subsidiaries had no material contractual obligations which are expected to affect our consolidated cash flow in future periods.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

As of the date of filing of this Annual report, our executive officers and directors are as follows:

Directors
Name	Age	Position

Prof. Gabi Barbash	65	Director
Amiram Erel (5)	67	Director
Yehuda Freidenberg(1) (2) (3) (5)	73	External Director
Haim Gavrieli	44	Director
Lee-Bath Nelson(1) (2) (3) (5)	49	External Director
Arie Ovadia (1) (3) (4) (5)	66	Director
Ehud Rassabi (1) (2) (3) (5)	61	External Director

Executive Officers Name	Age	Position

Ari Bronshtein	45	Chief Executive Officer
Yaron Elad	37	Vice-President & Chief Financial Officer

(1)	Member of our audit committee.
(2)	External director under the Companies Law.
(3)	Independent Director under the Companies Law.
(4)	Designated "financial expert" under the Sarbanes-Oxley Act of 2002.
(5)	Designated "financial expert" under the Companies Law.

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

Amiram Erel served as the Chairman of our board of directors from November 1999 through January 2007 and continues to serve as a director of Elron. He also served as our Chief Executive Officer from November 1999 to December 2001. Mr. Erel also served as President and Chief Executive Officer of DIC from 2001 to 2013 as has served as a consultant to DIC since July 2014. From March to December 2007, Mr. Erel also served as the Chief Executive Officer of Netvision Ltd., where he served prior to March 2007 and from 2008 to 2011, as Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Erel also serves as deputy Chairman of the board of directors of Adama Ltd. (where he served from 2006 and as a director and from January 2011 through October 2011 as Chairman of the board of directors). Mr. Erel also serves as director of Shufersal Ltd., Dan Hotels Ltd and Knafaim Holdings Ltd. Mr. Erel served as the chairman of the executive committee of the Manufacturers Association of Israel from 2005 to 2009 and from 2009 to 2011 he served as the chairman of the Israel Export & International Cooperation Institute. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Yehuda Freidenberg joined Elron as an external director in October 2014. He serves as a member of our audit committee and our compensation committee and as a member of our investment committee. Mr. Freidenberg is a financial and economics consultant. Mr. Freidenberg serves as a director of Dor Alon Energy in Israel (1988) Ltd., Dor Alon Retail Management Ltd., and Mega Retail Ltd. Mr. Freidenberg has a B.A. (Cum Laude) in Economics and Mathematics from the Hebrew University; an M.A. and a Ph.D. each in Economics from the University of Chicago. Mr. Freidenberg is a certified public accountant in Israel.

Haim Gavrieli joined Elron as a director in December 2014. Since 2009, Mr. Gavrieli has served as Chief Executive Officer of IDBH. Since 2011, Mr. Gavrieli has served as Chief Executive Officer of IDBD, and prior thereto served as Vice President of IDBD since 2006. Mr. Gavrieli serves as the chairman of the board of directors of Modiin Energy Management (1992) Ltd., Noya Oil & Gas Explorations Ltd., IDB Tourism (2009) Ltd and Israir Aviation and Tourism Ltd. He also serves as Co- Deputy Chairman of Shufersal Ltd. In addition, Mr. Gavrieli serves as director of IDB Group USA Investments Inc. Mr. Gavrieli served as a director on the boards of directors of the following companies: Discount Investments Corporation Ltd., Koor Industries Ltd., Land Solutions for Agriculture Ltd., Cellcom Israel Ltd., Clal Finance Ltd., Nesher Israeli Malt Industries Ltd., Mashav Yezum v’Pituach Ltd.,Ma'ariv Holdings Ltd., as well as in other private companies. Mr. Gavrieli has a BA in Political Sciences and Sociology and an MA from the Division of Public Administration and Policy at the University of Haifa.

Lee-Bath Nelson joined Elron as an external director in October 2014. She serves as a member of our audit committee and our compensation committee and as a member of our investment committee. Since 2013, Ms. Nelson has served as the Vice President of Marketing and Business Development at Make it LEO, a company she co-founded. From 2011 to 2013 she served as Corporate Director of Business Development at Orbotech Ltd, and from 2005 to 2010 Ms. Nelson was a General Partner at Plenus Venture Lending. Ms. Nelson serves as a director at Make it LEO and Tomor Ltd. She also serves on the board of "Ore to Excellence", a non profit organization promoting excellence and volunteerism among teens and children in the periphery.Ms. Nelson has a B.A. and an MSc. each in Computer Science from the Technion, Israel Institute of Technology, and a Ph.D. in Finance from the Graduate School of Business, Stanford University, CA.

Prof. Arie Ovadia joined Elron as a director in March 2007. He serves as chairman of our investment committee and as a member of our audit committee and compensation committee. Prof. Ovadia was approved by the board of directors as having the qualifications of an Independent Director under Israeli law. He serves as Chairman of Giron Development & Building Ltd., Destiny Holdings (1993) Ltd. and Nadlan.com Israel Ltd. and previously served as chairman of Teva Naot Distribution Ltd. and Naot Shoes Cooperative Agriculture Society For Business Ltd. He is a Managing Partner of Shamrock Israel Growth Fund Advisor Ltd. He is a director of Discount Bank Ltd., Shamrock Cinema City Ltd. Destiny Investments (1993) Ltd. Destiny Assets (1991) Ltd., Israel Petrochemical Ltd., Strauss Group Ltd., Compugen Ltd., I.Q.S Shalev Ltd., (previously served as chairman), E.Q.S. Hydraulic Ltd., Maxtech Tecnologies Ltd., Maxtech Networks Communication Ltd., Mantisvision Ltd., Adams Market G.M. Ltd., A.A. Consultants Ltd., A.O. Adav Consultants and Managing 2007 Ltd., Aantz Consultants Ltd., Binyamin Ovadia Consultants 2007 Ltd. and Oil Refineries Ltd. He holds a B.A. in Economics and an M.B.A from Tel Aviv University. He also holds a Ph.D. in Economics from the University of Pennsylvania, Wharton School.

Ehud Rassabi joined Elron as an external director in March 2012. He serves as Chairman of our audit and compensation committees, and a member of our investment committee. Mr. Rassabi is an accountant and provides expert opinions in the fields of economics, class actions, valuations and mediations and is also a director of companies. Mr. Rassabi served as Chief Executive Officer of Emed Real Estate Development and Investments Ltd. until March 2011. He serves as an external director of Electra Ltd., Bank Yahav for State Employees, Goldbond Group Ltd., and as a director of Israeli News Company Ltd., Yehuda Reshatot Ltd., Retel Investments and Assets Ltd. and Rabash Accounting and Management Ltd. Mr. Rassabi is honorary Consul of the Social Democratic Republic of Sri Lanka. Mr. Rassabi serves as Chairman of Ilan – Israeli Foundation for Handicapped Children (on a voluntary basis), Chairman (on a voluntary basis) of the audit committee of the Society for the Friends of Tel Aviv University and President of Lahav Office of Self employed and Businesses in Israel (on a voluntary basis) . Mr. Rassabi holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University.

Ari Bronshtein has served as Chief Executive Officer of Elron since June 2010 after serving as co-Chief Executive Officer of Elron since May 2009. Mr. Bronshtein serves as a director of RDC, and Pocared and until February 2014, he served as a director of Given Imaging. From March 2006 to April 2009, Mr. Bronshtein served as a director of Elron. In January 2006, Mr. Bronshtein joined DIC as vice president. From 2004 to 2005, Mr. Bronshtein served as vice president and head of the Economics and Business Development division of Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Bronshtein currently serves as a director of CellCom Israel Ltd. and other companies within the IDB group. Mr. Bronshtein holds a Bachelors degree in Finance and Management and a Masters degree in Finance and Accounting, both from Tel Aviv University.

Yaron Elad joined Elron in July 2007 as Comptroller and in January 2010 was appointed as Vice President and Chief Financial Officer. From 2001 to 2007, Mr. Elad worked for BDO Israel, a leading Israeli auditing firm, as manager in the auditing and technical department. Mr. Elad is a director of RDC, Chairman of the board of directors of RDSeed and a director of Cloudyn, Jordan Valley Semiconductors and Browz Technologies (Get You). From 2001 to 2007, Mr. Elad was a lecturer at Tel Aviv University and other academic institutions. In addition, Mr. Elad lectured at The Institute of Certified Public Accountants in Israel and various Israeli government ministries. Mr. Elad holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University (cum laude) and a Masters of Science degree in Finance from Tel Aviv University. Mr. Elad has been a licensed CPA in Israel since 2004.

B. Compensation

During the year ended December 31, 2014, we paid aggregate remuneration of approximately $1,385,000 to our directors and officers as a group who served in the capacity of director or executive officer during such year. See "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions" regarding compensation of directors who are controlling shareholders. This does not include payments by DIC to officers of the Company employed by DIC as part of the Services Agreement (see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions").

The following table sets forth the approximate aggregate compensation paid by us during the fiscal year ended on December 31, 2014 to all of our directors and officers.

Cash and Cash-Equivalent Forms of Compensation (in thousands of U.S. $)
Salaries, Fees, Directors' Fees, Commissions and Bonuses
2014(1) (2)
All Directors as a group, consisting of 10 persons during 2014	$324
All Officers as a group,	-

(1) Does not include payments by DIC to officers of the Company employed by DIC as part of the Services Agreement.
(2) See below –"Payments paid during the period of this Annual Report to the five highest salary recipients amongst our and our subsidiaries officers ".

The salary of our officers and the rest of the staff working for us, with the exception of the salary of the former Chairman of our board of directors whose termination will be effective as of March 29, 2015 (and with the exception of special bonuses to officers and staff members as aforesaid), is not paid by us but by DIC. In accordance with the Services Agreement with DIC (see "Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders"), we may grant special bonuses to our officers and other staff working for us and who are employed by DIC subject to our compensation policy described below.

Compensation of Officers and Directors

Pursuant to the Israel Companies Law, Israeli public companies are required to establish a compensation committee and to approve a compensation policy regarding the compensation and terms of employment of their directors and officers.

The compensation policy must be approved by a company's board of directors after considering the compensation committee's recommendations. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following: (i) the majority should include at least a majority of the shares of the voting shareholders who are non- controlling shareholders or do not have a personal interest in the approval of the compensation policy (abstentions shall not be taken into account), or (ii) the total number of votes against the proposal among the disinterested shareholders does not exceed 2% of the voting rights in the company. The Companies Law provides that the compensation policy must be re-approved every three years, in the manner described above.

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

Our compensation committee comprises the external directors, Messrs. Ehud Rassabi, Yehuda Freidenberg and Ms. Lee-Bath Nelson and our independent director Prof. Arie Ovadia. Mr. Rassabi was appointed as Chairman of the Compensation Committee.

On January 12, 2014, our shareholders approved the adoption of a compensation policy for officers and directors of the Company and its application to the former chairman and with respect to the bonus plan, its application to the CEO of the Company. In addition, the compensation policy with respect to the bonus plan only was applied to another officer, the Vice-President and Chief Financial Officer.

The compensation policy determines provisions and limits in relation to the fixed parameters of the officer's compensation (salary, social and related benefits and reimbursement of costs) and determines that the Company is permitted to award an annual bonus to its officers subject to a threshold condition and subject to satisfaction of measurable goals related to our performance and the performance of our group companies, as will be determined at commencement of each year as well as the return on our share. The policy determines limits to the annual bonuses in relation to each officer. The comprehensive policy was published as annex to the Notice convening our special shareholders meeting which was submitted on Form 6K to the Securities and Exchange Commission on December 5, 2013.

For details concerning the terms of employment of the chairman, the CEO and the CFO of the Company and in relation to the annual bonus granted to them for 2014 in accordance with the compensation policy, see further below in this Item 6B.

Payments paid during the period of covered by this Annual Report to the five highest salary recipients amongst our and our subsidiaries' officers

The following are the details required according to Israeli Securities Law regulations regarding compensation paid, to the best of our knowledge, to the five highest salary recipients amongst our and our subsidiaries' officers.

Of the five highest salary recipients among our and our subsidiaries' senior officers, all are officers at Given Imaging. Resolutions regarding the remuneration terms of officers at Given Imaging are made by the authorized corporate organs of Given Imaging.

Information on recipient				Compensation for services (thousands of $)					Total
Name	Position	Date of employment	Type of Position	Share-holdings (Fully diluted)	Salary (2)	Bonus (3)	Share-based payments (4)	Management fee
Nahum (Homi) Shamir (1)	Chief Executive Officer and President of Given Imaging	April, 2006	100%	-	125	3,172	1,264	-	4,561
Yuval Yanay (1)	Chief Financial Officer of Given Imaging	August, 2005	100%	-	84	1,651	286	-	2,021
Skip Baldino (1)	President of Given USA	June 2010	100%	-	89	736	285	-	1,110
Ori Braun (1)	Senior Vice President, Business Development of Given Imaging	October 2006	100%	-	85	710	207	-	1,002
Kazam Samandari (1)	President, Asia-Pacific/ Japan	July 2007	100%	-	65	821	76	-	962

The following are the details required according to Israeli Securities Law regulations regarding compensation paid, to the best of our knowledge, to senior officers of ours not specified in the above table, in their capacity as our officers and as officers of our subsidiaries.

Information on recipient				Compensation for services (thousands of $)					Total
Name	Position	Date of employ-ment	Type of Position	Shareholdings (Fully diluted)	Salary	Bonus	Share-based payments	Manage-ment fee
Arie Mientkavich	Chairman of the Board of the Company	January ,2007	50%		697(5)	118(6)	9(7), (8)	-	824
Ari Bronshtein	Chief Executive Officer of Elron	May, 2009	(9)	-	481(10)	166(11)	-	-	647
Yaron Elad	Vice President and Chief Financial Officer	May, 2009	(12)100%	-	248(13)	71(14)	-	-	319

(1)
In February 2014, Given Imaging announced the completion of the Given Merger pursuant to which Covidien acquired all the shares of Given Imaging for a cash consideration to the shareholders, including us and RDC, of $30 per share. The price per share was determined at the time of the execution of the Given Merger agreements in December 2013. The compensation received by the Given Imaging officers detailed in the table above had no effect on the consideration received by us or RDC as a result of the Given Merger.

(2)	The salary details for the Given Imaging officers are for the period beginning January 1, 2014 and ending February 27, 2014, the date the Given Merger was completed.

(3)
The amount indicated in the “Bonus” column includes bonuses granted to the Given Imaging officers for their contribution to the completion of the Given Merger. As stated above, payment of the bonuses to the Given Imaging officers had no effect on the consideration received by us or RDC as a result of the Given Merger.

(4)
In their capacity as officers of Given Imaging, Given Imaging granted to the officers listed in the table above stock options as well as restricted share units under its option plan and restricted share unit grant plan.

The amount indicated in the “Share-Based Payments” column represents the expense recorded by Given Imaging in its financial statements for the period beginning January 1, 2014 through the date of the completion of the Given Merger, according to accounting standard IFRS 2, in respect of the grant of options and restricted share units and results mainly from the acceleration of the restricted share units as a result of the Given Merger. All options and restricted share units expired or were exercised by the time of the completion of the Given Merger.

(5)
In May 2007, our shareholders approved (following approval by our audit committee and board of directors) the engagement in an agreement with Mr. Arie Mientkavich for his employment as the Chairman of the board commencing January 8, 2007. According to the agreement, Mr. Mientkavich was employed on a part-time (50%) basis. According to the agreement, the engagement between the parties may be terminated 3 months after the date on which either party shall provide the other written notice of his desire to terminate the engagement according to the employment agreement. On December 28, 2014, Mr. Arie Mientkavich ceased serving as the Chairman of the board and his employment will terminate as of March 29, 2015, at the end of his notice period. Since January 1, 2014, Mr. Mientkavich agreed to reduce his monthly salary to NIS 85,000 as long as our compensation policy that was approved on January 12, 2014 shall be in effect and applicable to him. The amount of the severance pay to which Mr. Mientkavich shall be entitled shall be calculated proportionally to the amount of Mr. Mientkavich's average fixed salary during the years of his service at Elron, such that the amount of the severance pay accumulated for each year shall be based on the salary that he actually received in that year. In accordance with the revision to Mr. Mientkavich’s employment agreement, since his service as Chairman ceased during 2014, his compensation for the advance notice period was paid based on the last compensation that he received prior to the reduction. The amount set out in the table also includes amounts from redeemed vacation days accrued but not utilized by Mr. Mientkavich as well as severance payment equal to three months’ compensation cost based on his January 2015 compensation cost, in the aggregate amount of NIS 515,000, all of which was approved by the compensation committee in accordance with our compensation policy, the board of directors and our shareholders. The amount also includes payments for social benefits and related benefits as customary and accommodation expenses.

(6)
According to our compensation policy and the resolution adopted to apply the provisions of the variable compensation thereof to the former Chairman of the board, including for 2014, Mr. Mientkavich is entitled to receive an annual bonus which shall not exceed 12 times the monthly cost of his compensation ("Bonus Cap") where the annual bonus is composed of a component based on the annual return on our share price (50% of the Bonus Cap, the maximum threshold determined for this index being a 20% annual return determined in NIS), a component that is based on measurable goals connected with the performance of the Company and its group companies (the “Measurable Goals”) (35% of the Bonus Cap) and a discretionary performance evaluation component (15% of the Bonus Cap). Compliance with more than 100% of the maximum threshold of the share return component may grant more than 100% of this bonus component, such that in the case of an excess return of 5% and more above the maximum threshold, which was determined as aforesaid, an additional amount equal to the cost of the former Chairman’s compensation for one month shall be given, in addition to the bonus due to him for this component and subject to the Bonus Cap. For 2014, six Measurable Goals as aforesaid were determined for all of our officers where meeting the full goal entitles the officer to 100% of the bonus component for this goal and meeting an interim goal entitles the officer to 50% of the bonus component for this goal.

Name of Company	Full Goal	Interim Goal	Goal Accomplishment in 2014
BrainsGate	Submission of application for FDA marketing clearance.	Completion of the recruitment of 450 patients for FDA trial	Interim goal accomplished
Pocared	Submission of application for FDA marketing clearance for the UTI diagnosis.	Completion of the collection of samples for FDA for the UTI trial	Goal not accomplished
Kyma	Completion of a technological-economic observational trial on 150 patients in 3 clinical settings.	Receipt of FDA marketing clearance.	Goal not accomplished
CartiHeal	Recruiting 50 new patients for the second clinical trial.	Reducing the cost of the implant to $100.	Full goal accomplished
Notal Vision	Receipt of the CPT code for medicare reimbursement and receipt of IDTF approval	1,000 supplemental patients.	Full goal accomplished
Elron	Investments in two new companies by Elron or RDC/RDSeed.	Investment in one new company by Elron or RDC/RDSeed	Full goal accomplished

The Chairman of the board's bonus component for discretionary performance evaluation was determined by our compensation committee and board of directors on March 9, 2015 and March 11, 2015 respectively. According to the provisions of our compensation policy and since the Company met the threshold conditions set forth in the policy, Mr. Mientkavich is entitled to an annual bonus for the period in which he served as Chairman of the board during 2014 in the sum of NIS459,000. According to the principles of our compensation policy, a portion of the bonus for 2013, for which payment was deferred, in the amount of NIS116,000 (including linkage from December 31, 2013) shall be paid to Mr. Mientkavich shortly after the date of approval of the financial statements for 2014, subject to satisfaction of the relevant threshold conditions. The amount has been recorded in our 2013 financial statements.

(7) For details on the grant to Mr. Mientkavich of (phantom) options of Pocared from our Pocared shares instead of a cash bonus, please see Note 16.D.1 to the Financial Statements. For details on the board of directors’ considerations regarding the Chairman's overall compensation, see "Item 6B" above. The amount indicated in the “Share-Based Payment” column includes approximately $91,000 which we recorded as an income in our financial statements for 2014 (as a result of the change in the value of the phantom options which were granted, as specified above).

(8) For details relating to the grant by Given Imaging to Mr. Mientkavich, in his capacity as a director at Given Imaging, of stock options as well as restricted share units under its option plan and restricted share unit grant plan, please see Note 16. D.3. to the Financial Statements. The amount indicated in the “Share-Based Payment” column includes approximately $100,000 recorded by Given Imaging as an expense in its 2014 Financial Statements, according to accounting standard IFRS 2, in respect of the grant of options and restricted share units to Mr. Mientkavich and results mainly from the acceleration of the restricted share units as a result of the Given Imaging Merger. All options and restricted share units granted to Mr. Mietnkavitch expired or were exercised by the time of the completion of the Given Merger.

(9) Mr. Bronshtein is not employed by us, but by DIC, and within the framework of his position, he also serves as our CEO, in accordance with the Service Agreement with DIC.

(10) The amount includes all of the following components that are paid by DIC and not by us: 12 monthly salaries linked to the consumer price index (as of December 2014 – NIS 97,000 per monthly salary (approximately $25,000)), social benefits and related benefits as customary, car allowance (including gross-up) and loss of earning capacity insurance. The engagement between Mr. Bronshtein and DIC shall terminate three months after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(11) According to the provisions of our compensation policy and the decision to apply the variable compensation provisions to the CEO, the CEO's annual bonus will not exceed 12 times his monthly compensation cost, subject to the provisions described in Note (6) above. The CEO's bonus component for discretionary performance evaluation was determined by our compensation committee and board of directors on March 9, 2015 and March 11, 2015 respectively. Accordingly and in accordance with the provisions of our compensation policy, since the Company met the threshold conditions set forth in the policy, Mr Bronshtein is entitled to an annual bonus for 2014 in the amount of NIS645,000 representing 4.5 times his monthly compensation cost. According to the principles of our compensation policy, a portion of the bonus for 2013, for which payment was deferred, in the amount of NIS143,000 (including linkage from December 31, 2013) shall be paid to Mr. Bronstein shortly after the date of approval of the financial statements for 2014, subject to satisfaction of the relevant threshold conditions. The amount has been recorded in our 2013 financial statements.

(12) Mr. Elad is not employed by us, but by DIC. Mr. Elad dedicates 100% of his time to fulfilling his capacity of our Vice President and Chief Financial Officer. For details regarding the period of employment of Mr. Elad by us prior to the commencement of his employment by DIC in accordance with Services Agreement, see "Item 6A" below.

(13) The amount includes all of the following components that are paid by DIC and not by us: 12 monthly salaries linked to the consumer price index (as of December 2011 – NIS 50,000 per monthly salary (approximately $13,000)), social benefits and related benefits as customary, car allowance and loss of earning capacity insurance. The engagement between Mr. Elad and DIC shall terminate one month after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(14) According to our compensation policy and the resolution adopted to apply the provisions thereof to the CFO, Mr. Elad is entitled to receive an annual bonus which shall not exceed 10 times a bonus cap equal to the monthly cost of his compensation in accordance with principles described in Note (6) above. Mr. Elad's bonus component for discretionary performance evaluation was determined by our compensation committee and board of directors on March 9, 2015 and March 11, 2015 respectively. According to the provisions of our compensation policy and since the Company met the threshold conditions set forth in the policy, Mr. Elad is entitled to an annual bonus for 2014 in the sum of NIS277,000, which constitutes 3.7 times his monthly compensation cost. According to the principles of our compensation policy, a portion of the bonus for 2013 for which payment was deferred in the amount of NIS71,000 (including linkage from December 31, 2013) shall be paid to Mr. Elad shortly after the date of approval of the financial statements for 2014, subject to satisfaction of the relevant threshold conditions. The amount has been recorded in our 2013 financial statements.

Agreements & Arrangements with Directors

Terms of Employment of the former Chairman of the board of directors.

In May 2007, following approval of our audit committee and board of directors, our shareholders approved the terms of employment of the then Chairman of our board of directors, Mr. Arie Mientkavich, commencing as of January 8, 2007. The principal terms of employment are described in this "Item 6B" above. Mr. Mientkavich served as Chairman of our board of directors until December 28, 2014 and his employment will terminate as of March 29, 2015.

C.           Board Practices

Except for our former Chairman of the board of directors, none of our directors have service contracts with us or any of our group companies that provide for benefits upon termination of employment. See "Item 6 – Directors, Senior Management and Employees – Agreements & Arrangements with Directors".

Board of Directors

Our Articles of Association provide for a board of directors of not less than five members and no more than fifteen members, including external directors. Currently, we have 7 directors. Each director, other than external directors, is elected to serve until the end of the first annual meeting following their appointment. However, if no directors are elected at such annual meeting, the then-present directors will continue in office. The board of directors may appoint additional directors, provided that the total number of directors does not exceed the maximum number of fifteen as mentioned above. A director appointed as such will serve until the end of the next annual meeting held following his or her appointment, and he or she will be eligible for re-appointment. Notwithstanding any of the above, any director, other than external directors, may be removed from office by an ordinary resolution of a general shareholders' meeting or by two-thirds of the directors. A director need not hold any of our shares to qualify as one of our directors. Our Articles of Association provide that our board of directors may delegate its powers to its committees, subject to limitations determined by the Companies Law.

Independent Directors

An “Independent Director” is defined under the Companies Law as an external director or a director who meets the following conditions: (i) satisfies certain conditions for appointment as an external director (as described below) and the audit committee has determined that such conditions have been met, and (ii) he or she has not served as a director of the company for more than nine consecutive years, with any interruption of up to two years in his or her service not being deemed a disruption in the continuity of such service.

Under the Companies Law's provisions, the audit committee must consist of at least three directors and must include all of the external directors. The majority of the members of the audit committee are required to be "independent". In addition, the quorum required for deliberations and resolutions is a majority of the audit committee's members, the majority of whom must be independent directors, and at least one of whom is an external director. Our directors who qualify as independent directors under the Companies Law are: Ehud Rassabi, Yehuda Freidenberg, Lee-Bath Nelson and Prof. Arie Ovadia, constituting a majority of the members of our audit committee.

Substitute Directors

Under our Articles of Association, any director, other than an external director, may, by written notice to us, appoint another person to serve as a substitute director and may also cancel such appointment at any time. The identity of a substitute director requires the approval of the board of directors. Under the Companies Law, the following persons may not be appointed as a substitute director: (i) any person who is not himself or herself qualified to be appointed as a director; (ii) a person who is already serving as a director; or (iii) a person who is already serving as a substitute director for another director. Nevertheless, a director may be appointed as a substitute director for a committee of the board of directors if he or she is not already serving as a member of the committee. Under the Companies Law, a substitute director may not be appointed as an external director except for a committee of the board of directors as described above, and provided that the substitute director is an external director who has "professional capability" or "financial and accounting expertise", according to the qualification of the relevant external director.

The term of appointment of a substitute director may be for one meeting of the board of directors, for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director.

External Directors

The Companies Law requires Israeli companies with shares that have been offered to the public (i.e. public companies) to appoint at least two external directors. No person may be appointed as an external director if:

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

Under the Companies Law, a public company is required to appoint as an external director, a person who has "professional capability" or a person who has "financial and accounting expertise," provided that at least one of the external directors must have "financial and accounting expertise." In addition, the board of directors of a public company is required to determine the minimum number of directors with "financial and accounting expertise." The qualifications for "professional capability" and "financial and accounting expertise" are determined by regulations adopted under the Companies Law. In March 2006, we determined the minimum number of directors with "financial and accounting expertise" serving on our board of directors to be two. The following directors have been designated as directors with financial and accounting expertise: Mr. Ami Erel, Mr. Yehuda Freidenberg; Ms. Lee-Bath Nelson, Prof. Arie Ovadia and Mr. Ehud Rassabi.

External directors are to be appointed by a majority vote at a shareholders' meeting, provided that either:

•
The majority of shares voted at the meeting, including at least a majority of the shares held by non-controlling shareholders, or by disinterested shareholders (unless the personal interest does not derive from relationships with the controlling shareholder), which voted at the meeting, vote in favor of appointment of the director, without taking abstentions into account. According to the Companies Law, a "controlling shareholder" is a person who has the ability to direct the activities of a company, other than if this power derives solely from his/her position on the board of directors or any other position with the company. A person is presumed to be a controlling shareholder if he or she holds half or more of the following: (i) voting rights in the general meeting, or (ii) rights to appoint directors or the chief executive officer; or

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

There will be additional limitations on the appointment of such external director if proposed by a shareholder as described under the Companies Law, Notwithstanding the above, a company may include a provision in its Articles of Association limiting the aggregate term of an external director to six years. Our Articles of Association do not include such provision.

Mr. Gad Arbel's second three-year term as an external director ended in October 2014.   Mr. Ehud Rassabi is currently serving his second three year term as an external director which ends in March 2018, having been initially appointed in March 2012 and re-appointed for a second term in March 2015. Ms. Lee-Bath Nelson is currently serving her first–three year term as an external director which ends in October 2017, having been initially appointed in October 2014. Mr. Yehuda Freidenberg is currently serving his first three year term as an external director which ends in October 2017, having been initially appointed in October 2014. External directors may be removed only in a general meeting by the same majority vote of shareholders that is required for their election, or by a court, and in both cases, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee that has been authorized to exercise any of the powers of a company's board of directors must include at least one external director, and all of the external directors must be members of the audit committee.

Under the Concentration Law, as long as we shall continue to be considered at least a third-tier company according to the such law, our board of directors will be required to consist of a majority of independent directors, and the number of our external directors will be required to constitute at least half of our board members after such half is reduced by one, rounded up, and include no less than two external directors. We currently comply with the above requirements. The law also stipulates special appointment provisions for such external directors.

An external director is entitled to compensation in accordance with the regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with the service provided as an external director.

Audit Committee

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include: identifying irregularities in the management of the company’s business; approving related party transactions as required by law and determining whether or not they are material and/or extraordinary; determining whether to carry out competitive procedures or other procedures before any engagement in transactions with controlling shareholders or in which a controlling shareholder has a personal interest; determining the approval procedures of transactions with controlling shareholders or in which a controlling shareholder has a personal interest that are immaterial and not negligible, and the types of such transactions that will be subject to the approval of the audit committee; examining the internal audit in the company, the performance of the internal auditor, and if the necessary resources and tools have been made available to the internal auditor considering the company's needs and size; examining the scope and fees of the independent auditor and providing recommendations to whomever approves these fees; determining procedures for handling employees' complaints regarding irregularities in the management of the company's business and providing these employees with the appropriate protection.

An audit committee must consist of at least three directors, including, as mentioned, all of the external directors of the company, and a majority of its members must be independent directors as defined in the Companies Law (see above). The chairman of the audit committee must be an external director. The chairman of the board of directors, any director employed by or otherwise providing services on a regular basis to the company, its controlling shareholder, or a company under the controlling shareholder's control, any director whose main source of income derives from the controlling shareholder, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. The quorum required for deliberations and resolutions is a majority of the audit committee's members, the majority of whom must be independent directors as defined in Israel Companies Law, and at least one of whom is an external director.

The purpose of our audit committee, as stated in the committee's charter, is to oversee, the following on behalf of the Company's board of directors: (i) the integrity of our financial statements; (ii) the appointment, compensation, qualifications, independence and work of our independent auditors; (iii) our compliance with legal and regulatory requirements; and (iv) the performance of our internal audit and controls function. In addition, the committee will be responsible for: (v) determining any deficiencies in our business administration, inter alia, by consulting with our internal auditor or independent auditors and making proposals to the board of directors regarding ways of correcting such deficiencies, (vi) resolving whether to approve acts and transactions with related parties requiring the approval of the committee under sections 255 and 268 through 275 of the Companies Law, and (vii) establishing complaint procedures.

All of our external directors, Ehud Rassabi, Yehuda Freidenberg and Lee-Bath Nelson, as well as Prof. Arie Ovadia serve on the audit committee. All members of our Audit Committee meet the definition of independent directors under the SEC Rules. None of them is an associate person of us or has received any consulting, advisory or other compensatory fee from us, other than in their capacity as directors. We believe that Prof. Arie Ovadia qualifies as a financial expert under the SEC Rules. Mr. Ehud Rassabi is chairman of our audit committee.

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

Financial Statements Committee

The Companies Law requires public companies to appoint a financial statements committee whose function is to examine the company's financial statements and provide its recommendations to the board of directors before the latter approves them. On December 27, 2010, our board of directors appointed the audit committee to serve as our financial statements committee. The financial statements committee is the organ in charge of the oversight of the financial statements, and the board of directors is the organ in charge of approval of the financial statements.

All members of the financial statements committee comply with the rules set forth in the Companies Law, including being able to read and understand financial statements, and have provided us with declarations to that effect. In determining that the committee members are able to read and understand financial statements, we considered, inter alia, their education, experience, qualifications and knowledge on business-accounting matters and financial statements.

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

Compensation Committee

Under the Companies Law, an Israeli public company has to nominate a compensation committee which has to be comprised of at least three directors including all of the external directors.

All of our external directors, Ehud Rassabi, Yehuda Freidenberg and Lee-Bath Nelson, as well as Prof. Arie Ovadia serve on the compensation committee. Mr. Ehud Rassabi is chairman of our compensation committee.

The role of the compensation committee is to recommend on a compensation policy for directors and officers and necessary updates; to approve certain terms of office and employment of directors and officers specified in the Companies Law; and to decide whether to exempt approval of terms of office for a CEO from shareholders' approval, in certain circumstances.

On November 26, 2013 our compensation committee approved, a compensation policy for officers of the Company, which was later approved by the company's Board of Directors and by the Company's shareholders.

Internal Auditor

Under the Companies Law, the board of directors of public companies must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and with orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below in "Item 10 – Additional Information – Memorandum and Articles of Association"), an interested party, a relative of an office holder or an interested party, and he or she may not be the company’s independent accountant or its representative. According to the Companies Law, an "interested party" is defined as a shareholder who holds 5% or more of the outstanding share capital or voting power, a director, a general manager or a shareholder who has the right to appoint at least one director or the general manager.

Doron Cohen, a partner of Fahn Kanne Control Management Ltd, a member of Grant Thornton International, is our internal auditor. Mr. Cohen's appointment as our internal auditor was approved by our audit committee in January 2004, and by our board of directors in March 2004, effective from February 1, 2004, after taking into consideration his education, qualifications and experience in internal audits, and the type, scope and complexity of our activity. Mr. Cohen holds a Bachelor's degree in business administration from the College of Management Academic Studies, specialty in accounting. Since 1998, Mr. Cohen has held the position of internal auditor in public and private companies, government bodies, and local authorities. Mr. Cohen is not an interested party or office holder of ours, or their relative, nor is he our independent auditor or anyone working on his behalf. Mr. Cohen does not fill any position in the Company apart from that of internal auditor. To the best of our knowledge, Mr. Cohen does not hold another position outside of the Company which creates or may create a conflict of interest with his position as our internal auditor. To the best our knowledge, Mr. Cohen does not hold any of our shares or shares of our affiliates, nor does he have material business relations or other material ties with us or any of our affiliates. The chairman of our audit committee is designated to be in charge of our internal auditor.

Internal auditor's work plan: Our internal auditor's work plan is a three-year plan, and is based on an update of a risk survey which was conducted by us dated January 21, 2007 and updated in 2011. Each year the three-year audit plan, including that year's plan, is updated and approved. The plan is updated and approved following deliberations that are held with our management and members of our audit committee, such that within 4 years most of the risk factors will be audited. The internal auditor is authorized to deviate from such plan subject to reporting to our audit committee and receiving its consent for the proposed change. In addition, the audit committee is authorized to direct the internal auditor to deviate from the audit plan during the year. In 2013, our internal auditor examined, inter alia, our compliance with the internal compliance plan, which adoption of such plan was finalized in 2012, and our compliance with the investment policy and sale of holdings. In addition, our internal auditor performed additional audits as part of the fraud prevention plan which was adopted by us.

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

Scope of employment: Approximately 500-700 hours per year according to the work plan, while in 2014, the internal auditor invested approximately 685 hours, which included audits carried out in our group company Cartiheal (150 hours) and RDSeed (150 hours). In the opinion of our board of directors, the internal audit's work plan as well as the scope of employment which was determined to execute such plan are appropriate for our needs. Insofar as required, we are able to expand the aforesaid scope of employment.

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

Internal auditor's reports: Our internal auditor's reports are submitted in writing. The internal auditor's reports are distributed to the chairman of our board of directors, our management and our audit committee. During the period covered by this Annual Report, one internal audit report was submitted in respect of the 2013 work plan and three reports were submitted in respect of the 2014 work plan. The reports were distributed prior to the audit committee meetings at which these reports were discussed, on March 2, 2014, May 7, 2014, August 3, 2014, November 5, 2014. An additional report in respect of the 2013 work plan was distributed prior to the audit committee meeting at which this report was discussed on March 3, 2015.

Board of directors' evaluation: In the board of directors' opinion, the scope, nature and continuousness of our internal auditor's activity and his work plan are reasonable under the circumstances, and they fulfill our internal audit goals.

Remuneration: Our internal auditor is paid based on actual hours worked. The cost of our internal auditor's employment in 2014 was approximately NIS 140,000 (approximately $40,000). In the opinion of the board of directors, the compensation paid to the internal auditor does not influence the exercise of his professional discretion.

D.  Employees

In accordance with the Services Agreement entered into with DIC, we receive managerial and administrative services through staff employed by DIC. As a result, except for the former Chairman of our board of directors whose employment will terminate effective as of March 29, 2015, we do not employ any personnel.

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

In January 2014, Ms. Rona Dankner resigned as director of the Company. In September 2014, Hadar Udler and Avraham Asheri resigned as directors of the Company and in October 2014, Gad Arbel's second three year term as an external director ended. In addition, in October 2014, Ms. Lee-Bath Nelson and Mr. Yehuda Freidenberg were appointed as external directors in their first three-year term and in March 2015, Mr. Ehud Rassabi was appointed as an external director for a second three-year term. In December 2015, Mr. Arie Mientkavitch's term as Chairman of our Board ended and his employment will terminate with effect from March 29, 2015. The following table sets forth, for the last three financial years, the number of our employees:

As of December 31,	2014		2013		2012
Management and Administration	1	*	1	*	1	*

* As of March 1, 2015, an additional 11 persons are employed by DIC and provide services to us through the Services Agreement entered into with DIC. The employment of the former Chairman of our board of directors will terminate effective as of March 29, 2015.

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

Pursuant to the Services Agreement, except for the former Chairman of our board of directors, all of our staff are employed by DIC. Accordingly, except as provided otherwise in the Services Agreement, DIC shall determine the practices applicable to such employees.

E.  Share Ownership

The number of our ordinary shares beneficially owned by each of our directors, and by our directors and officers as a group, as of February 28, 2015, is Nil. This excludes shares beneficially owned by DIC, IDBD or IDBH.

Stock Option Plans

 During May 2003, our board of directors adopted the 2003 Option Plan which was subsequently ratified by our shareholders on November 30, 2003. Under this plan, options to purchase an aggregate of up to 500,000 ordinary shares may be granted. In March 2007, the 2003 option plan was increased by an additional 500,000 options to purchase 500,000 of our ordinary shares. The 2003 Option Plan provides that the exercise price per share shall be reduced by an amount equal to the amount of any dividend per share distributed. The optionees are entitled to exercise 25% of the amount granted, each year, commencing on first anniversary of the date of grant and expiring five years after the date of grant. In granting the options, the board of directors selected the capital gains tax track pursuant to the Israeli tax legislation which came into effect on January 1, 2003. On March 31, 2013, all options then outstanding under the Plan expired and accordingly, as of date of publication of this Annual Report, there are no options to purchase our ordinary shares granted to our officers and employees outstanding. For more details see "Item 10—Additional Information—Taxation—Employee Stock Options."

In February 2012, we granted to the former Chairman of our board of directors and another recipient phantom options in relation to our Pocared shares, namely the right to receive the benefit of the increase in value of certain of our Pocared shares, representing 0.9% of Pocared's share capital as of December 31, 2014. For details regarding the phantom options granted to the former Chairman of our board of directors, see "Item 6B" above.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth, as of February 28, 2015 unless otherwise specified, the number of our ordinary shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our ordinary shares, based on notifications provided to us shortly before the date of publication of this Annual Report. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of February 27, 2015, there were a total of 297 holders of record of our ordinary shares, of which 200 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker "street names." As of February 27, 2015, United States holders of record held approximately 16.7% of our outstanding ordinary shares.

Name and Address	Number of Ordinary Shares	Percent of Outstanding Ordinary Shares	Percent of Ordinary Shares on a fully diluted basis
Discount Investment Corporation Ltd. (1) Tel Aviv, Israel	14,966,339	50.32%	50.32%

The above table does not include: (i) 129,324.78 of our ordinary shares (approximately 0.43% of our outstanding and fully diluted share capital) held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or Clal Insurance, an entity controlled by IDBD. Clal Insurance disclaims beneficial ownership of such shares; and (ii) 1,712,709 of our ordinary shares (approximately 5.75% of our outstanding and fully diluted share capital) held for members of the public through, among others, provident funds, mutual funds and pension funds managed by subsidiaries of Meitav Dash Investment House Ltd. Meitav Dash Investment House Ltd disclaims beneficial ownership of such shares and (iii) 2,455,999 of our ordinary shares (approximately 8.25% of our outstanding and fully diluted share capital) held for members of the public through, among others, provident funds, mutual funds and pension funds managed by subsidiaries of Yelin Lapidot Holdings Ltd. Yelin Lapidot Holdings Ltd. disclaims beneficial ownership of such shares and (iv) 1,718,085.68 of our ordinary shares (approximately 5.76% of our outstanding and fully diluted share capital) held for members of the public through provident funds, mutual funds and pension funds managed by Migdal Insurance and Financial Holdings Ltd.. Migdal Insurance and Financial Holdings Ltd. disclaims beneficial ownership of such shares; and (v) any of our ordinary shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC. Each of our directors who is affiliated with DIC disclaims beneficial ownership of such shares.

(1) As of February 28, 2015, IDBD held approximately 73.92% of the issued and outstanding shares and voting rights of DIC. IDBD is a private company whose securities are listed for trade on the Tel Aviv Stock Exchange (“TASE”). IDBD was a wholly owned subsidiary of IDB Holding Corporation Ltd or IDBH until the completion of the first stage of a compromise with creditors in IDBH was approved by the District Court at Tel Aviv Jaffa, on January 5, 2014 and completed in May 2014 within the framework of which control of IDBH was lost by the previous controlling shareholders (indirectly) Messrs. Nochi Dankner and Shelly Bergman, Avraham Livnat and Yitzhak and Ruth Manor and control of IDBD was transferred to Messrs. Eduardo Elsztain and Mordechai Ben-Moshe (through entities under their control- Dolphin Netherlands BV ("Dolphin Netherlands") with respect to Mr. Elsztain and H.A.A Extra Holdings Ltd, or HAA, with respect to Mr. Ben Moshe – in equal shares). As reported to IDBD, an entity fully owned and controlled by Mr. Mordechai Ben Moshe and entities controlled by Mr. Elsztain are party to a shareholders agreement with respect to the shareholdings and control of IDBD.

As reported by IDBD on February 11, 2015, as a result of the rights offering conducted by  IDBD in February 2015, the percentage shareholding of entities controlled by Mr. Eduardo Elsztain increased to 61.5% of the issued share capital of IDBD (through Dolphin Netherlands and other entities, together, the "Dolphin Group"), while the percentage shareholding of Mr. Mordechai Ben Moshe (through HAA) decreased to 16.2% of the issued share capital of IDBD (prior to rights offering, each held, through companies controlled by him, approximately 31.27% of the issued share capital of IDBD). It was also noted in such report that the said changes in the percentage shareholdings of IDBD may lead to changes in the control structure of IDBD and composition of the board of directors of IDBD (particularly taking into consideration the provisions of shareholders agreement of IDBD, including a provision that to the extent that any of the parties shall hold more than 5% of the issued share capital of IDBD in excess of the other party, then the decision of such party will bind the other party and the parties will vote their shares at a shareholders meeting of IDBD in accordance with the decision of the party with the excess shareholding as well as regarding the composition of the Board of IDBD). In an exchange of correspondence between the Dolphin Group and HAA in February and March 2015, the Dolphin Group demanded, further to the rights offering and in connection with the shareholders' agreement between them, among other things, changes in the composition of the board of directors of IDBD in order to be the dominant controlling shareholder of IDBD. HAA, which has claims against the rights offering conducted by IDBD, rejected these demands and demanded to purchase from the Dolphin Group, shares of IDBD purchased within the framework of and following the rights offering (in such a manner that if a purchase is carried out, HAA will be the dominant controlling shareholder of IDBD. This demand was rejected by the Dolphin Group. The parties exchanged proposals for an arbitration procedure to resolve the disputes between them.

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

Compensation of directors who are controlling shareholders

The payment of compensation for holding the office as a director of ours and for participating in meetings of our board of directors and its committees, to directors who are our controlling shareholders, was approved on October 18, 2007 by our general meeting of shareholders (after approval by our audit committee and board of directors), in the maximum amounts stated in the Israel Companies Regulations. Due to a Companies Law requirement that related party transactions be limited to a three-year period (see "Item 10 – Additional Information – Articles of Association; Companies Law"), in December 2011, our audit committee and board of directors approved to continue to grant compensation to those of our directors who are controlling shareholders and/or affiliates thereof, or to those of our directors whose compensation for holding office is paid to a controlling shareholder of ours, who at the resolution date held office and who may hold office from time to time, for a three-year period commencing on October 24, 2011 (the date of the first general meeting convened after the amendment to the Companies Law came into effect). Pursuant to the Israeli Companies Regulations (Reliefs in Related Parties Transactions), 5760-2000, shareholders' approval was not required. Such compensation will not be paid to any of our directors who are paid employees of ours or a company controlled by us, or entitled to separate compensation from us or a company controlled by us for fulfilling a paid position in addition to the office of director, if any, so long as s/he is employed or is entitled to such separate compensation. The compensation received by the directors as aforesaid in 2012 is included in the compensation amounts in "Item 6B" above.

Of the sum of $324,000 which we paid towards Directors’ fees of 10 directors in total for the year 2014, a sum of approximately $14,000 was paid to DIC for the service of a former officer thereof as a director of ours.

Bonuses granted to directors and officers

For details regarding bonuses granted to directors and officers, see "Item 6B" above.

Services Agreement with DIC

In March 2009, we entered into the Services Agreement with DIC. Pursuant to the Services Agreement, effective from May 1, 2009, we receive managerial and administrative services through staff employed by DIC that include providing us with personnel to discharge the functions of our CEO, CFO, comptroller, general counsel, corporate secretary, junior employee and administration employee services. On February 1, 2012, our shareholders approved an amendment and a renewal of the Services Agreement for a further three-year period which commenced from May 1, 2012.

 The services are provided by persons designated by DIC, certain of whom are appointed subject to our approval (our Chief Executive Officer and Chief Financial Officer are to be appointed by us following our proposal of such officers, and their approval by DIC and our board of Directors, and our comptroller, general counsel and corporate secretary are to be appointed by us following our proposal of such officers, and their approval by DIC) and all of whom are employed or otherwise engaged by DIC, at its expense. We are entitled to require DIC to terminate the engagement of any employees of DIC providing services to us. For these services, under the amended Services Agreement, we pay DIC an annual fee equal to NIS 5.9 million linked to the Israeli consumer price index known as of December 31, 2014 (equivalent as of December 31, 2014 to approximately $1.6 million). The term of the Services Agreement is three years, subject to either party having the right to terminate it on at least 120 days prior notice if DIC is no longer our largest shareholder.

Following approval of our audit committee and board of directors on March 3, 2015 and March 11, 2015, respectively and subject to the approval by our shareholders at a special general meeting to be held on April 19, the Services Agreement will be extended for an additional three year period from May 1, 2015 and will amend the annual services fee to NIS 6 million annually (approximately $1.5 million), linked to the Israeli consumer price index as of May 1, 2016 in accordance with terms of the agreement. For more details, see the immediate report convening the special general meeting filed on form 6-K on March 11, 2015

Pursuant to the Services Agreement, we have agreed to indemnify DIC for any amounts DIC will be required to pay as a result of any legal or administrative proceeding initiated by any third party (other than persons engaged in performing the services on behalf of DIC) seeking to impose liability on DIC arising from any act or omission in performing the services, unless such act or omission amounted to gross negligence or was done other than in good faith. Moreover, DIC will not be responsible for any act or omission of any person engaged by it in performing the services unless such act or omission was made pursuant to the express instructions of DIC. In addition, we provide to persons engaged by DIC in performing functions of officers, indemnification letters with respect to liabilities to which they will become exposed by virtue of performing such functions. Such indemnification letters are provided by us as customarily provided by us to our officers prior to the date of the Services Agreement.

IT Support Agreement with IDBD

In July 2010, following approval of our audit committee and board of directors, our shareholders approved an agreement between us and IDBD pursuant to which we would receive effective from January 1, 2010 IT support services from IDBD's IT support center in consideration for our and RDC's pro rata portion of the support center's costs in connection therewith, calculated pro rata to the number of users receiving IT support from the IDB support center. On October 29, 2014, following approval of our audit committee and board of directors, our shareholders approved the extension of the above mentioned agreement until August 7, 2017.

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

In September 2006 two additional claims were filed in the Haifa District Court against the same defendants and based substantially on the same facts of the claim detailed above, along with requests to recognize the claims as class actions. The claims are for an undisclosed amount. The Haifa District Court determined that at that stage the defendants do not yet have to file statements of defense. In its decision on January 6, 2013, the Haifa District Court rejected the above requests and dismissed the claims.

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

Dividend Policy

On August 24, 2014, our board of directors declared a dividend in the aggregate amount of $110 million or $3.69825 per share. The dividend was paid on September 23, 2014.

Currently, we do not have any fixed dividend policy. The declaration of dividends is determined by the board of directors, subject to applicable law and taking into consideration our financial status, profitability, realization of assets and investment requirements.

In accordance with Companies Law, a company is permitted to distribute dividends out of its profits, provided additional conditions are satisfied. "Profits" are defined, for this purpose, as the higher of the retained earnings or the retained earnings accumulated over the previous two year period in accordance with the financial statements which in our case, is the latter. In accordance with Companies Law, in the absence of "Profits", a company can make a distribution with the approval of the court.

As of December 31, 2014, following the distribution of the abovementioned dividend, we do not have accumulated profits available for distribution for the purposes of the "profits" test according to Section 302 of the Companies Law.

In July 2012, the Israeli Securities Authority published the company regulations (Other Amounts Included in Shareholders' Equity that Will be Considered Retained Earnings), 2012 which neutralizes part of the impact of the adoption of IFRS 9 at the time of application of the "profits test" for the purposes of the distribution and determines that if the company had an investment in an equity instrument, which according to IFRS 9, changes in its fair value would be reflected in company's other comprehensive income, then the positive and negative amounts included in the shareholders equity of the company with respect to changes in the fair value of such investment will also be considered "retained earnings" provided that according to IAS 39, these amounts are reflected in the net income.

Donations and Assistance to the Community

We regard charitable contributions and assistance to the community in Israel as a very important and integral part of our overall activities. On August 10, 2011 our board of directors approved a donation policy, according to which up to 0.5% of our gains in respect of exit transactions shall be allocated to the donation budget ("the budget fund"), in effect as of the sale of Medingo in 2010, to be utilized over the course of several years. The budget fund not utilized during an exit year will be available for use in the ensuing years. In this meeting, the board of directors authorized our former chairman as the officer responsible for implementing the policy. This function is currently fulfilled by the chairman of our audit committee.

During 2014, we donated approximately $65,000. The main donations were to "Unit 188", an Israeli military unit.

B.  Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2014.

Item 9.	The Offer and Listing

A.  Offer and Listing Details

Markets and Share Price History

Our ordinary shares are traded on the TASE and were traded on the Nasdaq Global Select Market until January 6, 2010 under the symbol "ELRN." Since January 7, 2010, our Ordinary shares have been traded in the over-the-counter market in the United States under the symbol "ELRNF." The following table sets forth, for the periods indicated, the high and low reported sales prices, which reflect the distribution of a dividend of $3.00 per share in 2005, a dividend of approximately $0.5057 per share in 2012 and a dividend of $$3.69825 per share in 2014, of our ordinary shares on the U.S. market (in U.S. Dollars) and on the TASE (in NIS). The historical price per share of our ordinary shares on the U.S. market was adjusted manually as prices reflecting the automatic adjustment was not publicly available:

	U.S.	U.S.	TASE	TASE
Period	High (U.S. $)	Low (U.S. $)	High (NIS)	Low (NIS)

Annually

2010	8.16	4.15	28.04	14.76
2011	5.51	2.89	18.02	11.09
2012	5.08	2.69	19.74	11.04
2013	8.62	4.41	30.27	16.51
2014	5.88	3.96	20.68	15.00

Quarterly
First Quarter 2013	5.38	4.41	19.92	16.51
Second Quarter 2013	5.67	5.00	20.95	18.36
Third Quarter 2013	6.8	5.25	23.94	19.20
Fourth Quarter 2013	8.62	6.8	30.27	23.43
First Quarter 2014	5.57	4.97	19.87	17.81
Second Quarter 2014	5.88	5.09	20.68	17.76
Third Quarter 2014	5.30	4.69	18.66	16.76
Fourth Quarter 2014	4.56	3.96	17.12	15.00

Most recent six months
September 2014	5.21	4.69	18.66	17.40
October 2014	4.67	4.01	17.12	15.00
November 2014	4.56	4.23	17.12	16.25
December 2014	4.31	3.96	16.84	15.39
January 2015	4.54	4.06	17.61	16.12
February 2015	4.78	4.28	18.57	16.79
March 1, 2015 (through March 9, 2015)	4.70	4.54	18.96	18.08

B.  Plan of Distribution

Not applicable

C.  Markets

As noted above, our ordinary shares are traded on the TASE under the symbol "ELRN" and over-the-counter in the United States under the symbol "ELRNF."

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

The Companies Law and our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors. Under Israeli law and regulations and our Articles of Association, notice of the meeting is required to be published in two widely distributed daily newspapers published in Hebrew. The Companies Law requires us to issue a voting instrument in order to enable shareholders to vote through a voting instrument, if certain matters are on the agenda of the meeting. No business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy. The Israeli Companies Regulations provides that the record date for the participation of shareholders of a company, such as us, whose shares are traded or registered outside of Israel may be no more than 40, but no less than 4, days prior to the meeting, provided that notice for the meeting is given prior to the record date. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our Articles of Association and our Memorandum of Association;

•	appointment or termination of our auditors;

•	appointment and dismissal of directors (in addition to the board of directors' authority to appoint directors in certain circumstances);

•
approval of interested party actions and transactions requiring general meeting approval as provided in sections 255 and 268 to 275 of the Companies Law due to a personal interest of a controlling shareholder or a director or on certain matters related to compensation of our officers, directors and our controlling shareholders;

•	increase or reduction of our authorized share capital and alterations of our share capital;

•	a merger as provided in section 320(a) of the Companies Law;

•
the exercise of the board of directors' powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in the Companies Law; and

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

The Companies Law codifies the fiduciary duties and duty of care that office holders owe to a company. An office holder under the Companies Law includes the positions of director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, any other person assuming the responsibilities of any of the forgoing positions without regard to such person's title, and manager directly subordinate to the general manager. Each person listed in the table in "Item 6—Directors, Senior Management and Employees—Directors and Senior Management" above is an office holder.

The Companies Law requires that a controlling shareholder and an office holder of a company promptly disclose, and no later than the first board meeting in which such transaction is discussed, any personal interest that he or she may have, and all related material information or document known to him or her, in connection with any existing or proposed transaction by the company. The duty to disclose shall not apply if the personal interest derives solely from a personal interest of a relative in an ordinary transaction. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities. Under the Companies Law, the audit committee shall determine if a transaction with a controlling shareholder or with an office holder or in which one of them has a personal interest, is an extraordinary transaction or is an ordinary transaction. The audit committee may determine criteria for transactions of this type once a year.

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

In addition, under the Companies Law, the company must conduct a competitive procedure or other procedure, subject to the audit committee discretion, before any engagement in a transaction with controlling shareholders or in which a controlling shareholder has a personal interest. Furthermore, any such extraordinary transaction whose term is more than three years, requires the abovementioned approval every three years, unless (with respect to transactions not involving receipt of services or compensation) the audit committee approves that a longer term is reasonable under the circumstances.

Under the Companies Law, procedures relating to the approval of executive compensation and the formulation of compensation policies were adopted. See "Item 6B – Compensation" for more information.

Under the Companies Law, if a private placement: (i) entails 20% or more of the voting rights of a company prior to the placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not upon market terms and if as a result of the private placement the holdings of substantial shareholder will increase or result in a person becoming a substantial shareholder; or (ii) results in a person becoming a controlling shareholder, then the allotment must be approved by the board of directors and by the shareholders of the company. A "substantial shareholder" is defined as a shareholder that holds 5% or more of the company’s voting rights or outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person. In order for the private placement to be on “market terms,” the board of directors has to determine, on the basis of a detailed examination, that the private placement is on market terms, unless proved otherwise. Any placement of securities that does not fall within the above description may be issued at the discretion of the board of directors.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders when exercising his rights and duties and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders and class meetings on the following matters:

•	any amendment to the Articles of Association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•
approval of interested party acts and transactions that require general meeting approval as provided in sections 255 and 268 to 275 of the Companies Law due to a personal interest of a controlling shareholder or a director or an executive officer of ours.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company or who has any other power with respect to the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty. The Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the general meeting of the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the directors participating in a duly convened meeting.

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

●
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

●	In the absence of special qualitative considerations as discussed below, an event or matter shall be considered to be material if one of the relevant criteria exceeds 10%.

●	In the absence of qualitative considerations, an event or matter will be deemed not material if all the relevant criteria are less than 5%.

●	Events or matters that are not classified under Sections C or D may be considered material and must be reviewed in qualitative terms with all of the relevant information and circumstances.

●
In examining the materiality of an event or matter that is supposed to take place in the future, the probability of that event or matter materializing is to be determined as well as its expected importance and impact should it materialize.

●
If dealing with an event or matter relating to a subsidiary or associate company of ours, our relative share of the impact of that event or matter is to be examined, in other words, relative to our percentage holding in that subsidiary or associate company, using the aforementioned materiality tests.

●
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

●
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

●	As part of the event or matter, we enter a new and important area of activity or exit an existing important area of activity;

●
The disclosure of the event or matter may bring about, with reasonable certainty and based on past experience, and evaluation models generally used by investors and analysts, a significant change in the price of our ordinary shares;

●	The event or matter may have a special impact on our financial statements such as the reclassification of specific items, etc.;

●
The event or matter may impact on our compliance with significant regulatory requirements, significant financial standards that may cause significant difficulty for us, or other significant contractual requirements;

●	The event or matter may significantly influence analysts and/or investors when they analyze our activity and results;

●	The event or matter is perceived as a significant event by our management and used as the basis for making management decisions.

Without derogating from the generality of the foregoing:

●
If our controlling shareholder is required to file an immediate report on an event or matter concerning us or a subsidiary or associate company of ours, we shall also file an immediate report on the same event or matter, even if the aforementioned quantitative rules do not require us to do so.

●
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

●·
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

Services Agreement with DIC

In April 2009, we entered into the Services Agreement with DIC which was renewed for an additional three years with effect from May 1, 2012. Following approval of our audit committee and board of directors on March 3, 2015 and March 11, 2015, respectively and subject to the approval by our shareholders at a special general meeting to be held on April 19, 2015, the Services Agreement will be extended for an additional three year period from May 1, 2015 and will amend the annual services fee to NIS6 million annually (approximately $1.5 million), linked to the Israeli consumer price index as of 1 May 2016 in accordance with terms of the agreement. For more information see "Item 7 – Major Shareholders and Related Party Transactions – Service Agreement with DIC"

Agreement with Rafael

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

Application of Variable Provisions of the Compensation Policy to our CEO

On February 12, 2014, following approval of our audit committee and Board of Directors, our shareholders approved that the provisions of our compensation policy be applied to the residing CEO, Mr. Ari Bronshtein with regard to a bonus plan, in accordance with the conditions set forth in Sections 7-10 and 21 and to any other provision relevant to the variable compensation in our compensation policy. For further information, see “Item 6B”.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. In 2013, the corporate tax rate was 25% of their taxable income. In August 2014 the Israeli Knesset amended the corporate tax rate from 2014 and thereafter to 26.5%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Benefited Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

    However, there can be no assurance that the provisions of the Investment Law will not change with respect to future approvals, or that the above-mentioned shareholding portion will be reached for each subsequent year.

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

Tax payers could, under certain conditions, have claimed Privileged Enterprise status for new and expanded enterprises with respect to 2004 or subsequent years until January 1, 2011, unless the Investment Center granted such taxpayer Approved Enterprise status prior to December 31, 2004.

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

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, an amendment to the Investment Law effective January 1, 2011. According to this amendment, the preferred track, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the eligible company's entire preferred income. The eligible company will be able to opt to apply the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%). Dividend recipient from gains under the preferred track by an Israeli Company is exempt and subject to 15% by an individual.

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

Capital Gains Tax

    Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31, 2002 is taxed at the marginal rate of up to 48% for individuals (in 2013 and 2014) and to corporate tax rate of 26.5% in 2014 and 25% in 2013 for corporations. Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets (including non-traded shares) acquired after that date has been reduced to 25% with respect to individuals in 2013 and 2014; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after the date that the asset was held. In addition to the above since 2013 individuals that their over-all income exceeds the NIS800,000 threshold are subject to surtax of 2%, or surtax.

Under current law, as of January 1, 2006, the Israeli tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 26.5% in 2014 and 25% in 2013 for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in such case the gain will generally be taxed at a rate of 25%.

Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30% in 2013 and 2014. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). In such case the taxable real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the event the above mentioned calculation creates a loss, such loss can only be offset against a capital gain from other traded securities according to the provisions of the Israeli law. The amount of the loss is limited to the difference between the adjusted average value and the value of the shares at the date of sale.

Employee Stock Options

    Effective from January 1, 2003, the Israeli tax law enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 48% in 2013 and 2014 and surtax since 2013 plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options were granted; or

    (b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option) upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. (On the capital profit the optionee is not required to make payments to the National Insurance Institute and health tax.) In this track, on the capital profit, the Company may not recognize expenses pertaining to the options for tax purposes but may do so on the income portion. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options were granted; or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 48% in 2013 and 2014 and surtax since 2013) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% on the capital profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date.

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

The above rules apply only to employees, including office holders and directors but excluding controlling shareholders.

Controlling shareholders optionees are subject to income tax rate (according to the marginal tax rate of the optionee- up to 48% in 2013 and 2014 and surtax since 2013) on the profit upon the sale of the underlying shares.

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

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel and capital gain as mentioned above. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% in 2013 and 2014 (30% in 2013 and 2014 in case of, the seller holds directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. For example, the tax rate would be 12.5% if the non-resident is a company which holds 10% or more of our voting power (during the part of our tax year which precedes the date of payment of the dividend and during the entire prior tax year) pursuant to the U.S.-Israel Tax Treaty. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States will be 25%. However, under the Investment Law, dividends generated by an Approved Enterprise in any case are taxed at the rate of 15%. In addition, if our ordinary shares are traded on the TASE (or listed on a recognized stock exchange outside of Israel), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax.

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

This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding our ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders that acquired our ordinary shares upon the exercise of employee stock options or otherwise as compensation, U.S. holders whose functional currency is not the U.S. Dollar, insurance companies, tax-exempt organizations, financial institutions, grantor trusts, certain former citizens or long-term residents of the United States, real estate investment trusts, regulated investment companies, persons who have elected mark to mark accounting and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below.

Additionally, the tax treatment of persons who are, or hold our ordinary shares through, a partnership or other pass-through entity is not discussed, and such persons should consult their tax advisor as to their tax consequences. The possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws are also not considered in this discussion.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts may be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that such dividends meet the requirements of "qualified dividend income." For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is "readily tradable" on an established securities market in the United States or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend if (i) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to such ordinary share (or substantially identical securities) or (ii) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company" (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our ordinary shares in such taxable year or in the following taxable year would not be qualified dividends (see discussion of our PFIC status below under the heading "Tax Consequences If We Are a Passive Foreign Investment Company"). In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom) based upon the exchange rate in effect on the date the distribution. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under "Tax Consequences If We Are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares (other than in certain non-recognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains are currently taxable to certain non-corporate taxpayers at a maximum rate of 20%. Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed as ordinary income (currently up to a maximum rate of 39.6%). The deductibility of capital losses recognized on the sale, exchange or other distribution of our ordinary shares is subject to certain limitations. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Medicare Tax

Certain non-corporate U.S. holders may be subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which may include dividends on, or capital gains from the disposition of, our ordinary shares. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax on their investment in our ordinary shares

Tax Consequences If We Are a Passive Foreign Investment Company ("PFIC")

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

The determination of whether we are a PFIC for any taxable year is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us. There can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our PFIC analysis is based, among other things, upon certain assumptions and methodologies with respect to the values that we have used, our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we hold, and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets. We cannot assure you that the IRS will not challenge our assumptions and methodologies. If the IRS were to successfully challenge such assumptions or methodologies, we could potentially be classified as a PFIC for 2014, prior taxable years or even future taxable years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. As described above, the tests are impacted, by, among other factors, changes in our market capitalization and the value of our group companies which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies

If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed. In addition, if we are a PFIC, each U.S. holder will generally be required to file an annual report with the IRS.

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

As a result of the sale of our investment in Given Imaging on February 27, 2014, a significant portion of our assets and income during 2014 consisted of passive assets (e.g., cash) and passive income. Thus, absent our qualification for the “change of business exception” discussed below, we believe that we would likely be classified as a PFIC for our 2014 taxable year. However, if we are able to satisfy the requirements set forth in Section 1298(b)(3) of the Code which provides an exception from PFIC classification for companies undergoing a “change of business,” we will not be classified as a PFIC for 2014.

        In order to qualify for the change of business exception to PFIC status, we must generally satisfy the following requirements: (1) we have never been classified as a PFIC prior to 2014, (2) substantially all of our passive income for 2014 is attributable to proceeds from the disposition of one or more active trades or businesses and (3) we are not classified as a PFIC in 2015 and 2016.

Based on an analysis conducted by us and our advisors, we believe that it is likely that we will meet requirements (1) and (2) above. In such case, we would not be classified as a PFIC for 2014 so long as we do not become classified as a PFIC in 2015 and 2016. A key factor in determining whether the change of business exception applies to us for 2014 will be our deployment of our cash resources during 2015 and 2016. If we ultimately conclude that the change of business exception applies and we are not classified as a PFIC for 2014, we cannot assure you that the IRS or a court of law will agree with our conclusion or our assumptions used in reaching such conclusion. If there were such a successful challenge by the IRS or a court of law, we could be classified as a PFIC for 2014, even if we are not a PFIC in 2015 or 2016. In addition, if we otherwise satisfy requirements (1) and (2) described above with respect to the change of business exception, but then become a PFIC in either 2015 or 2016, we would be retroactively ineligible to apply the change of business exception for 2014.

We intend to notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to discuss our PFIC status with their tax advisors and consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes (if a QEF election is available) or to “mark to market” the ordinary shares, or to become subject to the “excess distribution” regime.

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

Certain U.S. holders (and to the extent provided in IRS guidance, certain non U.S. holders) who hold interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our ordinary shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such Form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. Holders should consult their own tax advisors regarding their tax reporting obligations.

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

Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.          Controls and Procedures

 a.   Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2014. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2014, our disclosure controls and procedures were: (1) designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officers and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

b.    Management's Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting for us and our subsidiaries. Based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework (2013), which was issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, management has assessed our internal control over financial reporting as effective as of December 31, 2014.

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

d.   Changes in Internal Control Over Financial Reporting

No change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the year ended December 31, 2014, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.          [Reserved]

Item16A.        Audit Committee Financial Expert

Our board of directors has determined that Prof. Arie Ovadia, an independent director (as defined in the Companies Law), is the "audit committee financial expert" serving on its audit committee.

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

Item 16C.        Principal Accountant Fees and Services

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our principal accountants Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) in each of our previous two fiscal years

	2013	2014
	(in thousands of U.S. $)

Audit Fees (1)	317	332
Audit-Related Fees	-	6
Tax Fees (2)	27	157
All Other Fees	14	-
Total	358	495

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

During the last two years, there have not been any investments in our share capital. There are no outstanding obligations to make additional investments in our share capital.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G.	Corporate Governance

Not Applicable.

Item 16H.	Mine Safety Disclosure

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

1.1
Articles of Association (English translation), consolidated version including amendments approved by the Company's shareholders on February 1, 2012 incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 13, 2012.

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

4.2
Amendment to Services Agreement dated as of May 1, 2012 by and between the registrant and Discount Investment Corporation Ltd. incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 10, 2013

4.3
Joint Venture Agreement, dated as of April 1993, among Discount Investment Corporation Ltd., PEC Israel Economic Corporation, Rafael Armament Development Authority Ltd. and Galram Technology Industries Limited (“Joint Venture Agreement”), incorporated by reference to Exhibit 10.4 to Amendment No. 5 to the Company’s Registration Statement on Form F-4, filed with the SEC on March 14, 2002.

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

8.1	List of subsidiaries.
11.1	Code of Ethics, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2004.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd., dated March 11, 2015.
15.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Pocared Diagnostics Ltd., dated March 11, 2015.
*	This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ELRON ELECTRONIC INDUSTRIES LTD.

Dated: March 11, 2015	By:	/s/ Ari Bronshtein
Name: Ari Bronshtein
Title: Chief Executive

	By:	/s/ Yaron Elad
Name: Yaron Elad
Title: Vice President & Chief Financial Officer

Elron Electronic Industries Ltd. Consolidated Financial Statements For the Year Ended December 31, 2014

Elron Electronic Industries Ltd.

Consolidated Financial Statements for the Year Ended December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited Elron Electronic Industries Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 and our report dated March 11, 2015 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 11 , 2015	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the “Company") as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of associates (as of December 31, 2013 - investment in associate classified as held for sale), the investments in which is stated at $ 0.9 million and $ 66 million as of December 31, 2014 and 2013, respectively, and the Company’s equity in their earnings (losses) amounted to ($ 0.6) million, $ 2.9 million and $ 4.4 million for the years ended December 31, 2014, 2013 and 2012, respectively. These financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for this company, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations, changes in their equity and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and with the provisions of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 11, 2015 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 11 , 2015	A Member of Ernst & Young Global

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position as of

		December 31
		2014	2013
	Note	$ thousands

Current assets
Cash and cash equivalents	4	65,963	32,291
Bank deposits	17	93,951	-
Other accounts receivable	5	449	3,508
Investment in associate classified as held for sale (see Note 3.B.4.a))		-	108,735

		160,363	144,534
Non-current assets
Investments in associates	3	6,300	8,541
Other investments measured at fair value	6	27,558	26,300
Property, plant and equipment, net		79	75
Intangible assets, net	7	3,428	4,458
Deferred taxes	14	-	28,994

		37,365	68,368

Total assets		197,728	212,902

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position as of

		December 31
		2014	2013
	Note	$ thousands
Current liabilities
Loans from banks	9	-	4,000
Trade payables		152	176
Other accounts payable	8	4,799	3,525

		4,951	7,701
Long-term liabilities
Liability in respect with long term taxes	14	-	5,386

		-	5,386
Equity attributable to the Company's shareholders	10
Issued capital		9,573	9,573
Share premium		190,753	190,753
Capital reserves		2,066	(6,166)
Accumulated deficit		(46,513)	(13,377)

		155,879	180,783

Non-controlling interests		36,898	19,032

Total equity		192,777	199,815

Total liabilities and equity		197,728	212,902

Ami Erel	Ari Bronshtein	Yaron Elad
Director *	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the consolidated financial statements: March 11, 2015

* Authorized by the board of directors to sign these financial statements in lieu of the chairman of the board, see Note 1.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Income

		For the year ended December 31
		2014	2013	2012
		$ thousands
	Note	(except for net income per share data)

Income
Income from sales		374	97	-
Gain from disposal and revaluation of investee companies and changes in holdings, net	13.A	176,095	8,416	39,426
Financial income	13.E	887	684	1,241
		177,356	9,197	40,667

Expenses
Cost of sales		124	59	-
Research and development expenses, net	13.B	2,113	3,929	6,869
Selling and marketing expenses	13.C	1,324	545	905
General and administrative expenses	13.D	7,057	7,193	7,190
Equity in losses of associates, net	13.F	15,840	11,868	8,357
Financial expenses	13.E	3,393	561	2,052
Other expenses (income), net	13.G	793	(3,487)	(282)
		30,644	20,668	25,091

Income (loss) before taxes on income		146,712	(11,471)	15,576
Tax benefit (taxes on income)	14	(45,326)	28,401	262

Net income		101,386	16,930	15,838

Attributable to:
The Company's shareholders		85,494	17,935	4,357
Non-controlling interests		15,892	(1,005)	11,481

		101,386	16,930	15,838

Net income per share attributable to the Company's shareholders (in $)	15

Basic and diluted net income per share		2.87	0.54	0.09

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.
Consolidated Statements of Comprehensive Income

	For the year ended December 31
	2014	2013	2012
	$ thousands

Net income	101,386	16,930	15,838

Other comprehensive loss (after tax)

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income, net	(421)	(2,111)	(1,313)
Group's share of other comprehensive income (loss), net of companies accounted for under the equity method	-	(16)	164

Total loss that would never be reclassified to profit or loss	(421)	(2,127)	(1,149)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:

Foreign currency translation differences for foreign operations	-	-	(54)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	80

Total gain that would be reclassified to profit or loss under certain conditions	-	-	26

Total other comprehensive loss	(421)	(2,127)	(1,123)

Total comprehensive income	100,965	14,803	14,715

Attributable to:
Company's shareholders	85,073	15,810	3,214
Non-controlling interests	15,892	(1,007)	11,501

	100,965	14,803	14,715

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	$ thousands

Balance at January 1, 2014	9,573	190,753	351	(10,513)	3,996	(13,377)	180,783	19,032	199,815

Total comprehensive income (loss)	-	-	-	(421)	-	85,494	85,073	15,892	100,965
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	38	38
Dividend to equity holders of the Company	-	-	-	-	-	(110,000)	(110,000)	-	(110,000)
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	2,000	2,000
Investment in subsidiaries by RDC	-	-	-	-	23	-	23	(64)	(41)
Sale of financial assets measured at fair value through other comprehensive income (Note 6.D)	-	-	-	8,630	-	(8,630)	-	-	-

Balance at December 31, 2014	9,573	190,753	351	(2,304)	4,019	(46,513)	155,879	36,898	192,777

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital		Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	$ thousands

Balance at January 1, 2013	9,573		190,709	351	(11,326)	1,107	391	(28,765)	162,040	22,879	184,919

Total comprehensive income (loss)	-		-	-	(2,111)	-	-	17,921	15,810	(1,007)	14,803
Share-based payments in respect of awards issued by subsidiaries	-		-	-	-	-	-	-	-	(38)	(38)
Change in non-controlling interests subsequent to the transfer of the investment in RDSeed to RDC (Note 3.A.3.e))	-		-	-	-	2,172	-	-	2,172	(2,172)	-
Non-controlling interests created due to initially consolidated company	-		-	-	-	-	-	-	-	348	348
Change in non-controlling interests due to sale of a subsidiary	-		-	-	-	-	-	-	-	(261)	(261)
Change in non-controlling interests in consolidated company	-		-	-	-	717	-	-	717	(717)	-
Expiration of share-based payments	-		-	-	-	-	(379)	379	-	-	-
Exercise of options into shares of the Company	-*	)	44	-	-	-	(12)	12	44	-	44
Sale of financial assets measured at fair value through other comprehensive income	-		-	-	2,924	-	-	(2,924)	-	-	-

Balance at December 31, 2013	9,573		190,753	351	(10,513)	3,996	-	(13,377)	180,783	19,032	199,815

*)           Amount less than $1 thousand.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital		Share Premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total Equity

	$ thousands
Balance at January 1, 2012	9,573		190,378	351	(10,013)	(29)	1,221	1,175	(19,047)	173,609	20,474	194,083

Total comprehensive income (loss)	-		-	-	(1,313)	29	-	-	4,498	3,214	11,501	14,715
Share-based payments in respect of awards issued by subsidiaries	-		-	-	-	-	-	-	-	-	492	492
Exercise of options into shares in a subsidiary	-		-	-	-	-	11	-	-	11	11	22
Expiration of share-based payments	-		-	-	-	-	-	(695)	695	-	-	-
Exercise of options into shares of the Company	-*	)	331	-	-	-	-	(89)	89	331	-	331
Purchase of shares of subsidiary from non-controlling interests	-		-	-	-	-	(303)	-	-	(303)	(111)	(414)
Dividend to equity holders of the Company	-		-	-	-	-	-	-	(15,000)	(15,000)	-	(15,000)
Dividend paid by a subsidiary to non-controlling interests	-		-	-	-	-	-	-	-	-	(8,871)	(8,871)
Change in non-controlling interests due to sale of a subsidiary	-		-	-	-	-	-	-	-	-	(439)	(439)
Investment in subsidiary by RDC	-		-	-	-	-	178	-	-	178	(178)	-

Balance at December 31, 2012	9,573		190,709	351	(11,326)	-	1,107	391	(28,765)	162,040	22,879	184,919

*)           Amount less than $1 thousand.

The notes to the consolidated financial statements constitute an integral part thereof.
.

Elron Electronic Industries Ltd.
Consolidated Statements of Cash Flows

	For the year ended December 31
	2014	2013	2012
	$ thousands
Cash flows from operating activities
Net income	101,386	16,930	15,838

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	251	123	83
Financial income, net	3,077	(556)	(299)
Stock based compensation and changes in liability in respect of options	(201)	(84)	454
Gain from reversal of impairment of financial assets (see also Note 6.D)	-	(3,522)	-
Change in fair value of financial assets measured at fair value	-	-	1,407
Impairment of intangible assets (see also Note 7)	814	-	-
Gain from disposal and revaluation of investee companies and changes in holdings, net	(176,095)	(8,416)	(39,426)
Equity in losses of associates, net	15,840	11,868	8,357
Taxes on income (tax benefit)	45,326	(28,401)	(262)
Other	(568)	(29)	(485)

	(111,556)	(29,017)	(30,171)

Changes in Assets and Liabilities:
Decrease (increase) in other accounts receivable	(200)	340	449
Decrease in inventories	-	-	99
Increase (decrease) in liabilities in respect of government grants	-	42	(507)
Decrease in trade payables	(24)	(51)	(165)
Increase (decrease) in other accounts payable	(263)	978	(1,306)

	(487)	1,309	(1,430)
Cash paid and received during the year for:

Interest paid	(12)	(169)	(174)
Interest received	519	252	473

	507	83	299

Net cash used in operating activities	(10,150)	(10,695)	(15,464)

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.
Consolidated Statements of Cash Flows

	For the year ended December 31
	2014	2013	2012
	$ thousands
Cash flows from investment activities
Purchase of property and equipment	(39)	(35)	(57)
Investment in associates and other companies	(14,531)	(10,239)	(12,230)
Proceeds from sale of property and equipment	-	9	6
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	3,074	1,335	51,651
Proceeds from sale of Starling's operation (see also Note 3.A.3.c))	-	-	2,745
Proceeds from sale of associates and other companies	283,905	412	2,218
Proceeds from repayment of debentures (see also Note 6.D)	-	1,698	-
Proceeds from sale of financial assets measured at fair value	203	115	1,748
Acquisition of investments in subsidiaries net of cash acquired	-	184	-
Taxes paid	(19,534)	-	(2,170)
Taxes received	-	-	1,734
Deposits, net	(93,628)	912	(930)

Net cash provided by (used in) investment activities	159,450	(5,609)	44,715

Cash flows from financing activities
Dividend paid to the Company's shareholders	(110,000)	-	(15,000)
Receipt of government grants	-	553	1,291
Proceeds from exercise of options	-	44	331
Investment of non-controlling interests in subsidiaries	2,000	-	22
Dividend paid to non-controlling interests	-	-	(8,871)
Purchase of shares and options from non-controlling interests	(44)	-	(414)
Receipt of long-term loans from banks and others	-	-	5,000
Repayment of long-term loans	(4,000)	-	(4,339)

Net cash provided by (used in) financing activities	(112,044)	597	(21,980)

Exchange rate differences in respect of cash and cash equivalents	(3,584)	473	192

Increase (decrease) in cash and cash equivalents	33,672	(15,234)	7,463

Cash and cash equivalents as of beginning of the year	32,291	47,525	40,062

Cash and cash equivalents as of end of the year	65,963	32,291	47,525

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

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.32% interest in the Company as of December 31, 2014.

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

Due to the fact that as of March 11, 2015, the approval date of these financial statements, the Company's board of directors did not have a chairman, on this date the board of directors authorized Ami Erel, a director at the Company, to sign these financial statements in lieu of the chairman of the board.

Given Merger:

In December 2013, Given Imaging Ltd. ("Given", a company which was accounted for under the equity method of accounting until its classification in December 2013 as held for sale) signed an agreement with an entity of the Covidien corporation (the "Purchaser") and a subsidiary fully owned by the Purchaser, according to which by way of merger between the Purchaser's subsidiary and Given, the entire share capital of Given will be transferred to the Purchaser for a cash consideration to Given's shareholders of $30 per share (the "Transaction" or the "Given Merger"). The share of Elron and RDC in the consideration, less tax payments and transactions costs, is approximately $204,000 and $61,000, respectively. In January 2014 the general meeting of Given's shareholders approved the Transaction and the necessary regulatory approvals were received and in February 2014, the Transaction was completed and the aforementioned consideration was received. As a result, in 2014, Elron recognized in respect of the Transaction a net gain, attributable to the Company's shareholders, in the amount of approximately $106,800 (a consolidated net gain of approximately $129,700). See Note 3.B.4.a) for further details on the Transaction and its consequences.

These financial statements were approved by the Company's Board of Directors on March 11, 2015.

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

The Company's consolidated financial statements have been prepared on a cost basis, except for the following: derivative financial instruments, financial instruments measured at fair value, investments in associates accounted for using the equity method of accounting, deferred tax assets and deferred tax liabilities and employee call options over shares of investee companies.

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

Amendments to IAS 32 - Financial Instruments: Presentation, regarding the offsetting of financial assets and liabilities

The IASB issued amendments to IAS 32 ("the amendments to IAS 32") regarding the offsetting of financial assets and liabilities. The amendments to IAS 32 clarify, among others, the meaning of "currently has a legally enforceable right of set-off".

The amendments to IAS 32 are applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014, or thereafter.

The amendments to IAS 32 did not have a material impact on the Group's financial statements.

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

The preparation of accounting estimates used in the preparation of the Company's consolidated financial statements requires the managements of the Company and the investee companies to make assumptions regarding circumstances and events that involve considerable uncertainty. The management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Presented below is a description of the critical accounting estimates that were used in preparing the consolidated financial statements of the Company:

 Legal claims

When assessing the possible outcomes of legal claims that were filed against the Company and its investee companies, the companies relied on the opinions of their legal counsel. The opinions of their legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. The results of the claims may be different from such estimates. See additional information in Note 12.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

Determining the fair value of unquoted financial assets and non-controlling interests

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy and of non-controlling interests in a business combination is determined using valuation techniques including an option-pricing model. At times, the Company contracts independent valuation experts to assist in determining the fair value of such assets. The model's assumptions consist of the price of the underline asset, which is the value of the estimated company's equity, exercise price, expected volatility, expected life, expected dividend and risk-free interest rate. The price of the underline asset is determined based upon recent financing rounds, if any, or based upon projected future cash flows discounted at current discount rates applicable for items with similar terms and risk characteristics, or by use of the multiplies method. The projected future cash flows and discount rates are subject to uncertainty and include consideration of inputs such as liquidity risk, credit risk and volatility. Further details are given in Note 6.

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

Deferred tax assets

Deferred tax assets are recognized for unused carryforward tax losses and temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. For additional information see Note 14.

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

When the Group loses control over a company, it measures and recognizes its remaining investment at fair value. Any difference between the carrying amount of the former consolidated company as of the date on which control ceases and the fair value of any remaining investment and any consideration from disposal is recognized in profit or loss. If the remaining investment is subject to significant influence, it is treated as an investment in an associate.

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

When the Group loses its significant influence in an associate previously treated at equity, the remaining investment is revalued to its fair value on the date when significant influence is lost and is accounted for as an investment measured at fair value. The Group recognizes in profit or loss any difference between the fair value of any retained investment and any proceeds from disposing of the part interest in the associate, and the carrying amount of the investment at the date when significant influence is lost.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

G.	Financial instruments

Financial assets:

Starting January 1, 2012, the Group has early adopted the first phase of  IFRS 9, Financial Instruments, commencing January 1, 2012, without early adopting the final version of IFRS 9 , which are detailed in Note 2.V below.

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

Short term deposits

Short term deposits include deposits in banks with original maturities that exceeds three months from its deposit date.

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

Offset between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a right, which is legally enforceable, to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

A summary of the policies applied to the Group's intangible assets is as follows:

	Technology and development in process *	Agreement with Rafael**
Useful lives	***	Indefinite
Amortization period	***	Not amortized
Internally generated or acquired	Acquired	Acquired

*)	Mainly technology and development in process acquired in business combinations.
**)	As a result of the agreement with Rafael Advanced Defense Systems Ltd. ("Rafael") - see Note 3.A.3.a).
***)
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

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statement of income.

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

The following criteria are applied in assessing impairment of associate:

After application of the equity method, the Company examines whether it is necessary to recognize any additional impairment loss with respect to the investment in associates. The Company examines at each reporting period whether there is objective evidence that the value of the investment in the associate is impaired. Such evidence may include general market data, a decline in the stock market prices, recurring losses, the industry in which the investees operate, failure of research and development efforts, a significant deviation from the business plan, rounds of financing at an amount below the cost basis of the investment and other parameters. The test of impairment is carried out with reference to the entire investment, including excess cost and goodwill attributed to the associate. The loss, or its reversal, is recognized in the statement of income under line item other expenses (income), net.

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

Revenue is recognized in profit or loss when the amount of revenue can be measured reliably, it is expected that the financial benefits will return to the company and the associated costs can be estimated reliably. Revenue is measured at the fair value of the consideration received, net of discounts. Revenue from services is recognized over the period in which the service was provided.

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

A provision is recognized in respect to uncertain tax positions when it is more likely than not that the Group will be required to use its financial resources in order to recover the settlement.

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

T.	Presentation of financial statements

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

U.	Examination the significance of evaluations of assets and obligations for disclosure or inclusion

The Company is reviewing the significance of the evaluations of assets and obligations, for the purposes of disclosing them or attaching them in the annual and interim financial statements, in accordance with Regulation 8b of the Securities Regulations (Periodic and Intermediate Reports), 1970 and according to the legal position number 105-23: parameters for fundamental valuations, as updated by the Israeli Security Authority in July 2014 (the "ISA's Position").

In accordance with the ISA's Position, the Company applies also the "Representative Profit" test (i.e., profit for four quarters, calculated on the basis of average absolute values of the quarterly profit / loss attributable to shareholders of the Company for each of the 12 previous quarters) representing an accepted measurement tool for examining the results of holding companies of the Company's category. Representative Profit measurement assists the Company in examining significance and negligibility also in other contexts.

When an evaluation complies with the quantitative conditions for enclosure, the Company examones whether the evaluation does not qualify as very material for qualitative reasons, and therefore will not be enclosed.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

V.	Disclosure of new IFRS standards in the period prior to their adoption

IFRS 9 - Financial Instruments

In July 2014, the IASB issued the final and complete version of IFRS 9, "Financial Instruments" ("IFRS 9"), which replaces IAS 39, " Financial Instruments: Recognition and Measurement". IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

According to IFRS 9, all financial assets are measured at fair value upon initial recognition. In subsequent periods, debt instruments are measured at amortized cost only if both of the following conditions are met:

-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent measurement of all other debt instruments and financial assets should be at fair value.

The Group adopted in an early adoption IFRS 9's provisions in regards with financial assets, without adopting IFRS 9's other provisions, as detailed below:

 According to IFRS 9, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected.

According to IFRS 9, changes in fair value s of financial liabilities which are attributable to the change in credit risk should be presented in other comprehensive income. All other changes in fair value should be presented in profit or loss.

IFRS 9 also prescribes new hedge accounting requirements.

The final version of IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted.

The Company has not yet evaluated the standard adoption's possible impact on its financial statements.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees

A.	Subsidiaries

1.	Additional information about subsidiaries that are held by the Company

Material subsidiaries (including through fully owned corporate companies)

	Principal place	Equity interest and voting rights of non- controlling
	of business	interests
		%
As of December 31, 2014:
RDC (1)	Israel	49.90

As of December 31, 2013:
RDC (1)	Israel	49.90

(1)	Held through fully owned corporate company, DEP Holding Technology Ltd ("DEP").

2.	Summarized financial information of a subsidiary with material non-controlling interests (*)

Balances in the statement of financial position of RDC:
	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity attributable to shareholders of the company	Non-controlling interests

As of December 31, 2014	63,166	11,393	471	1,160	36,742	36,186

As of December 31, 2013	32,726	10,054	576	5,391	18,650	18,163

(*)	The information presented does not include excess cost and goodwill.

Results of the operation in RDC's statements:

	Revenues	Profit (loss) for the year	Profit (loss) attributable to non-controlling interests	Other comprehensive income (loss)	Total comprehensive income (loss)

For the year ended December 31, 2014	-	36,077	18,002	-	36,077

For the year ended December 31, 2013	-	(1,007)	(502)	(5)	(1,012)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

A.	Subsidiaries (Cont.)

RDC's cash flows:

	For the year ended December 31
	2014	2013
Operating activities	(5,014)	(556)
Investment activities	23,536	(8,676)
Financing activities	(44)	-
Increase (decrease) in cash and cash equivalents	18,478	(9,232)

3.	Significant changes in investments in consolidated companies during the reporting period

a)	RDC

RDC is a holding company consolidated by Elron. Elron holds 50.1% of RDC's outstanding shares, through DEP, a subsidiary fully owned by Elron.

RDC has first rights to commercialize military technologies developed by Rafael. RDC seeks to identify technology projects and invest in companies that will either commercialize Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise.

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

Intangible assets, net, include an amount of approximately $3,051 in respect of this agreement (see Note 7).

In June 2012, RDC distributed a cash dividend in the aggregate amount of approximately $17,800. Elron's share in such dividend, through DEP, amounted to approximately $8,907. The balance in the amount of $8,871 was distributed to Rafael and accordingly was recorded in the statement of changes in equity as a dividend paid by a subsidiary to non-controlling interests.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

A.	Subsidiaries (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

b)	Sync-Rx

Sync-Rx Ltd. ("Sync-Rx") was a subsidiary of Elron whose outstanding shares, prior to its sale, were approximately 87% held by RDC. Prior to its sale, Sync-Rx developed real-time image processing systems for cardiovascular catheterizations.

In November 2012, an agreement was completed for the sale of all the shares of Sync-Rx to Volcano Corporation (the "Acquirer").

RDC's share in the aggregate proceeds was approximately $15,800, of which an amount of approximately $3,100 was deposited in escrow, which was received in May 2014.

As customary in transactions of this type, the Acquirer is entitled to certain indemnifications in connection with the transaction, from the consideration recipients, in amounts not exceeding the consideration amount, except in the event of fraud, confidentiality commitments and claim waivers.

As a result of the transaction, Elron recognized in 2012 a gain, attributable to the Company's shareholders, in the amount of approximately $8,600 (a consolidated net gain of approximately $17,000, presented under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income).

c)	Starling

Starling Advanced Communications Ltd. ("Starling") provided mobile SATCOM broadband connectivity solutions for aircraft and ground vehicles prior to selling its assets and ceasing the remainder of its operations (see below). Prior to Starling's liquidation, Elron directly held approximately 46% of Starling's outstanding shares, and RDC held approximately 54%.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

A.	Subsidiaries (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

c)	Starling (Cont.)

In June 2012, it was decided to voluntarily liquidate Starling. Later that year a liquidator was appointed and Starling was liquidated.

d)	Medingo

Medingo Ltd ("Medingo") was engaged in the development of an insulin micro-pump. Prior to its sale (see below) Elron held approximately 92% of Medingo's outstanding shares, including approximately 84% held by RDC.

On April 13, 2010, a definitive sale agreement was executed for the acquisition of all of Medingo's shares by F. Hoffman-La Roche Ltd. (the "Acquirer"), the principal terms of which included, inter alia, the following terms: (i) Upon completion of the transaction, the selling shareholders received consideration in the aggregate amount of $160,000, subject to certain adjustments, of which an amount of $27,000 was deposited in escrow for a period of 24 months (the "Escrow Deposit") to cover mainly potential indemnification payments which may be due from the selling shareholders in connection with breaches, if any, of the sale agreement and certain potential future claims relating to Medingo, if any; (ii) The selling shareholders will receive gradual payments of additional contingent consideration of up to $40,000 conditional upon Medingo achieving, gradually, over a certain period, certain operational milestones including, inter alia, the establishment of a production line with certain operational characteristics ("Contingent Consideration"). See below regarding the receipt of the Contingent Consideration; (iii) Elron's and RDC's maximum potential indemnification obligations under the sale agreement are limited to approximately 110% of their respective share of the total consideration amount, except - with respect to each of them separately - in case of fraud or willful misconduct by it.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

A.	Subsidiaries (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

d)	Medingo (Cont.)

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

According to the Supplement, the entire Escrow Deposit was released and the Consideration was paid to the selling shareholders, out of which Elron's and RDC's share was approximately $1,400 and $14,100, respectively.

e)	RDSeed

RDSeed Ltd. ("RDSeed"), a subsidiary of RDC, was founded in 2011 in order to invest in projects in the digital field. Until the date of transfer of the investment in RDSeed to RDC (as detailed below), Elron directly held 85% of RDSeed's outstanding shares and RDSeed's operations were fully financed by Elron.

In July 2013, Elron transferred its investment in RDSeed to RDC in consideration for $5,000 (the total amount invested in RDSeed by Elron up to this date). As a result, RDSeed became an RDC subsidiary and the Company recognized in 2013 a capital reserve from transactions with non-controlling interests in the amount of approximately $2,172.

In 2013, RDC invested in RDSeed an amount of $2,000. In 2014, RDC invested in RDSeed an amount of $5,000 in two installments. The first installment in the amount of $3,000 was invested in March 2014 and the second installment in the amount of $2,000 was invested in November 2014.

As of the reporting date, RDC holds 100% of RDSeed's outstanding shares, after it purchased RDSeed's remaining share capital from another shareholder in 2014.

f)	Cloudyn

Cloudyn Software Ltd. ("Cloudyn") provides solutions for the optimization of cloud computing costs and resources. Cloudyn is a subsidiary, whose outstanding shares, as of the reporting date, are approximately 55% held by RDSeed.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

A.	Subsidiaries (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

f)	Cloudyn (Cont.)

In August 2014, Cloudyn completed an investment agreement in the amount of approximately $3,500 in consideration for 80,148 Preferred B shares. The investment agreement included a $2,000 investment by a new investor and also a conversion of loans in the amount of approximately $1,500 granted by RDSeed to Cloudyn.

Following the completion of the investment agreement, RDseed's holding in Cloudyn's outstanding share capital decreased from approximately 61% to 55% (and from approximately 59% to  53% on a fully diluted basis). Cloudyn continues to be a subsidiary and consolidated in Elron's consolidated financial reports.

g)	Wavion

Prior to the sale of Wavion Inc. ("Wavion"), Elron held approximately 67% of Wavion's outstanding shares.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

A.	Subsidiaries (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

h)	Financial data of previously consolidated and initially consolidated companies

	Companies previously consolidated as of the date of deconsolidation
	2014	2013	2012

Cash and cash equivalents	-	635	465
Current assets (excluding cash and cash equivalents)	-	99	108
Non-current assets	-	258	45
Current liabilities	-	(209)	(834)
Non-current liabilities	-	(1,272)	(913)

	Companies initially consolidated
	2014	2013	2012
Cash and cash equivalents	-	184	-
Current assets (excluding cash and cash equivalents)	-	17	-
Non-current assets	-	9	-
Current liabilities	-	(185)	-

B.	Investments in associates accounted for using the equity method of accounting:

1.	Composition

	December 31
	2014	2013
Carrying amount of the shares and loans in the statement of financial position	6,300	9,584
Less - provision for impairment	-	1,043
Total	6,300	8,541
The carrying amount of the shares and loans includes:
Allocated excess of cost	4,264	4,261
	4,264	4,261

According to the Company's accounting policy as described in Note 2.E above, the aggregate equity in losses not recognized by the Company, amounted to a total of approximately $295 from the date of acquisition until December 31, 2014 (not including companies that as of the reporting date were not held by the Company) (and as for companies held by the Company as of December 31, 2013- approximately $1,232 from the date of acquisition through December 31, 2013). In 2014 there was no equity in losses that was not recognized.

See Note 13.F for further details with respect to losses in respect of associates for the years ended December 31, 2014, 2013 and 2012.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

2.	Summarized data of the financial statements of associates, unadjusted to the Group's percentage of holdings (*)

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests
As of December 31, 2014
BrainsGate Ltd.	3,066	116	3,182	2,247	1,207	3,454	(272)	-
Pocared Diagnostics Ltd.	2,655	888	3,543	1,023	-	1,023	2,520	-
Total	5,721	1,004	6,725	3,270	1,207	4,477	2,248	-

As of December 31, 2013
BrainsGate Ltd.	9,293	163	9,456	2,580	1,212	3,792	5,664	-
Pocared Diagnostics Ltd.	1,570	858	2,428	1,165	110	1,275	1,153	-
Total	10,863	1,021	11,884	3,745	1,322	5,067	6,817	-

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the year	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests	Other comprehensive income (loss)	Total comprehensive loss
2014
BrainsGate Ltd.	-	-	(5,940)	(6,002)	(6,002)	(6,002)	-	-	(6,002)
Pocared Diagnostics Ltd.	-	-	(8,741)	(10,692)	(10,692)	(10,692)	-	-	(10,692)
Total			(14,681)	(16,694)	(16,694)	(16,694)	-	-	(16,694)

2013
BrainsGate Ltd.	-	-	(6,533)	(6,416)	(6,416)	(6,416)	-	-	(6,416)
Pocared Diagnostics Ltd.	-	-	(10,572)	(10,697)	(10,697)	(10,697)	-	-	(10,697)
Total			(17,105)	(17,113)	(17,113)	(17,113)	-	-	(17,113)

2012
BrainsGate Ltd.	-	-	(6,207)	(6,067)	(6,067)	(6,067)	-	-	(6,067)
Pocared Diagnostics Ltd.	-	-	(7,069)	(7,076)	(7,076)	(7,076)	-	-	(7,076)
Total			(13,276)	(13,143)	(13,143)	(13,143)	-	-	(13,143)

(*)	The information presented does not include excess cost and goodwill.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

3.	Additional information about associates that are held by the Company:

a)	General information

	Principal place of	Equity interest and voting	Company's participating in gain (loss)
	business	rights (1)	rights (2)
As of December 31, 2014:
BrainsGate Ltd.	Israel	29.86	29.86
Pocared Diagnostics Ltd.	Israel	50.33	89.06

As of December 31, 2013:
Given Imaging Ltd. (3)	Israel	20.57	20.57
BrainsGate Ltd.	Israel	29.87	35.3
Pocared Diagnostics Ltd.	Israel	41.35	48.59

(1)	Reflects the Company's ownership interests in the ordinary shares and the preferred shares of the investee companies on an as-converted-basis, and does not take full dilution into account.
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

(3)
Elron's direct holding. As of December 31, 2013, Elron additionally held 8.05% of Given through RDC, such that Elron's effective holding including RDC's holding was 24.60%. DIC together with the Company and RDC held approximately 43% of the issued and outstanding shares of Given as of December 31, 2013.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

3.	Additional information about associates that are held by the Company:

b)	Reconciliation to the carrying amount of the Company's interest in material associates:

	BrainsGate		Pocared
	As of December 31,
	2014	2013	2014	2013
Total equity	(272)	5,664	2,520	1,153

Participating share in profit or loss of the associate (*)	31.6%	35.3%	82.8%	48.59%

	(86)	1,999	2,087	560

Excess cost	10	10	896	896
Share in the equity attributable to employee options	(1,341)	(1,478)	(931)	(512)
Loans	-	-	-	975
Other adjustments	476	426	(362)	(1,368)

Balance of the investment in the associate	(941)	957	1,690	551

	BrainsGate		Pocared
	For the year ended December 31,
	2014	2013	2014	2013
The results of operations of the associates

Total comprehensive loss	(6,002)	(6,416)	(10,692)	(10,697)

Participating share in profit or loss of the associate (*)	31.6%	35.3%	82.8%	48.59%

	(1,897)	(2,265)	(8,853)	(5,197)

Other adjustments	-	(15)	-	-

Company's share in loss of the associate	(1,897)	(2,280)	(8,853)	(5,197)

(*)
Represents the weighted average participating rate of Elron in its associates in these years. See also details in Note 2.E above.
For details regarding the participating in Pocared's and BrainsGate's losses, see investment agreements in Note 3.B.4.b) and 3.B.4.c) above.

c)	Other associates

The book value of the Company's aggregate share in other associates, as of December 31, 2014 is $5,551 (as of December 31, 2013- $7,033). The Company's aggregate share in the loss and in the other comprehensive loss of other associates for the year ended December 31, 2014 is $5,090 (for 2013- $4,391).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

3.	Additional information about associates that are held by the Company (Cont.):

d)	Inclusion of the financial statements of associates accounted for under the equity method of accounting

The Company is enclosing Pocared's financial statements to its annual report for 2014 .

4.	Significant changes in investments in associates during the reporting period

a)	Given

Given provides minimally invasive diagnostic products for visualization and detection of disorders of the gastrointestinal tract, and was traded on Nasdaq and the Tel-Aviv Stock Exchange (symbol: GIVN), until the completion of the merger, as detailed below. Prior to the completion of the merger, Elron and RDC held approximately 21% and 8% of Given, respectively. Given was accounted for under the equity method of accounting, until its classification as held for sale in December 2013.

As aforementioned in Note 1, in December 2013, Given signed an agreement with an entity of the Covidien corporation (the "Purchaser") and a subsidiary fully owned by the Purchaser, according to which, by way of merger between the Purchaser's subsidiary and Given, the entire share capital of Given will be transferred to the Purchaser for a cash consideration to Given's current shareholders of $30 per share (the "Transaction" or the "Given Merger"). The share of Elron and RDC in the consideration, less tax payments and transactions costs, was approximately $204,000 and $61,000, respectively. On December 8, 2013, Elron's and RDC's boards of directors decided to vote in favor of the Transaction at the general meeting of Given's shareholders. In January 2014, the general meeting of Given's shareholders approved the Transaction and the necessary regulatory approvals were received, and in February 2014, the Transaction was completed and the aforementioned consideration was received.

As a result, as of December 31, 2013, the investment in Given complied with the terms set in IFRS 5 for classification as a non-current asset held for sale, and accordingly, the investment was classified as an asset held for sale in the statement of financial position as of December 31, 2013.

In light of the aforementioned, the Company recognized in 2013 a deferred tax asset of approximately $29,000 in respect of the temporary difference between the cost of investment in Given for tax purposes and the book value of the investment, and in respect of carry forward losses that were expected to be utilized in 2014 due to the expected gain from the said transaction (and a tax liability of approximately $600 in respect of RDC's holdings in Given). See also Note 14.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

4.	Significant changes in investments in associates during the reporting period (Cont.)

a)	Given (Cont.)

In 2014, Elron recognized a net gain attributable to the Company's shareholders in respect of the Transaction, in an amount of approximately $106,800, including Elron's share in the gain recorded by RDC. The said gain is after tax expenses of approximately $37,700 (the consolidated net gain, net of tax, is $129,700).

b)	Pocared

Pocared, an Israeli company, is developing a real-time and automated system for infectious diseases diagnosis using optical technology. As of the reporting date, Elron held approximately 50% of Pocared's outstanding shares and Pocared was accounted for under the equity method of accounting.

In May 2013, Pocared's major shareholders, including Elron, invested an amount of  $3,000 in consideration for Preferred F shares. Elron's share was approximately $1,400.

In October 2013, Pocared's major shareholders, including Elron, granted Pocared a loan in the amount of $2,000. Elron's share in this loan was approximately $900.

In February 2014, some of Pocared's shareholders, including Elron, granted Pocared an additional loan in the amount of $2,000. One of Pocared's major shareholders chose not to participate in this loan and therefore Elron's share in this loan was $1,500.

In March 2014, Pocared signed an investment agreement with some of its shareholders, including Elron, whereby a total amount of $9,500 was to be invested in two installments in consideration for Preferred G shares (Elron's share was approximately $8,500). The first installment in the amount of $6,000 was invested immediately. The second installment in the amount of $3,500 was invested in September 2014. In addition, according to the investment agreement, the aforementioned loans in the amount of approximately $4,100 (principal and accrued interest) were converted into Preferred F shares. As mentioned above,  Elron's share in these loans was approximately $2,400.

Following the completion of this investment agreement, Elron's holding in Pocared's outstanding share capital increased from approximately 41% to 50% and from approximately 37% to 44% on a fully diluted basis. Since, among other things, Elron did not hold a majority in Pocared's board of directors, the investment in Pocared continued to be accounted for under the equity method of accounting, as it was until this investment agreement.

In February 2015, subsequent to the reporting date, Elron and other shareholders invested in Pocared an amount of $5,000 in consideration for additional Preferred G shares and warrants to purchase additional Preferred G shares (Elron's share is approximately $4,450).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

4.	Significant changes in investments in associates during the reporting period (Cont.)

b)	Pocared (Cont.)

Following the completion of this investment, Elron's holding in Pocared's outstanding shares increased to approximately 53%, and to approximately 50% on a fully diluted basis. Following this investment, and for the first time, Elron was granted the right to appoint a majority of the directors serving on the Board of Directors of Pocared. As a result and beginning February 2015, Pocared became a consolidated company and accordingly, Elron expects to record a gain in the first quarter of 2015 that is estimated in the amount of $11,000 with respect to the re-measurement of the fair value of Elron's shareholdings in Pocared prior to the consolidation (i.e. the fair value according to provisional measurement, as detailed below, of $11,700 less the carrying amount of the previous holding in Pocared in the amount of $700). The gain that Elron is expected to recognize is an estimation and is subject to the completion of both a valuation and the approval of Elron's financial statements as of March 31, 2015.

In addition, some of Pocared’s shareholders, including Elron, undertook to invest an additional $10,000, in two equal installments in consideration for additional Preferred G shares and warrants to purchase additional Preferred G shares, conditioned upon Pocared achieving certain milestones described in the investment agreement. Elron's share in this additional investment is $8,900.

As of the date of the approval of these financial statements, the Company has yet to complete a final valuation of the fair value of the identifiable assets and liabilities undertook by an external appraiser. The purchase consideration and the fair value of the assets and liabilities purchased are subject to adjustment within 12 months from the purchase date.

The purchase consideration of the business combination was estimated using provisional measurement at approximately $16,200 and included a $4,452 cash payment as well as an amount of $11,700 which represents the fair value of the Company's investment on the date control was obtained. The fair value of non-controlling interests was estimated at the date of initial consolidation at approximately $7,000.

In February 2012, Elron granted phantom options over Pocared shares to the former chairman of the board of directors and to another employee, representing approximately 0.9% of Pocared's outstanding share capital. See also Note 16.D.1.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

4.	Significant changes in investments in associates during the reporting period (Cont.)

c)	BrainsGate

BrainsGate is developing a minimally invasive treatment platform for patients suffering from Central Nervous System diseases. As of the reporting date, Elron holds approximately 30% of BrainsGate's outstanding shares and approximately 27% on a fully diluted basis. BrainsGate is accounted for under the equity method of accounting.

In January 2015, subsequent to the reporting date, an investment agreement in BrainsGate  in the amount of $26,000 was signed. The investment round was led by a leading global healthcare products company, with the participation of additional shareholders of BrainsGate, including Elron. The investment agreement will be executed in two installments in consideration for Preferred BB shares and warrants for Preferred BB shares. Elron's share in the total investment amount is approximately $7,800. The first installment in the amount of $11,000 was invested immediately (Elron's share in the first installment was approximately $3,300). The second installment will be invested after follow up data of 600 patients participating in BrainsGate's clinical trial will be received, and subject to the decision by a majority of BrainsGate's investors, as stipulated in the agreement. Elron's holding in BrainsGate's outstanding share capital did not change after completion of the first installment.

In addition, with the completion of the first installment, BrainsGate's equity was re-capitalized such that all outstanding Preferred shares on the date of investment were converted into Ordinary shares of BrainsGate, and all warrants to purchase preferred shares were amended such that the underlying shares shall be Ordinary shares, commencing that date.

d)	CartiHeal

CartiHeal (2009) Ltd. ("CartiHeal") is developing an implant for repair of articular cartilage and osteochondral defects. As of the reporting date, Elron holds approximately 32% of CartiHeal's outstanding shares, and the investment in CartiHeal is accounted for under the equity method of accounting.

In January 2012, prior to Elron's initial investment in CartiHeal, CartiHeal signed an investment agreement with certain of its shareholders whereby approximately $5,000 was invested in two installments in consideration for Preferred D shares and warrants to Preferred D shares. The first installment in the amount of $2,500 was invested immediately. In July 2012, Elron joined the existing investment agreement between CartiHeal and its shareholders and invested the second installment in the amount of $2,500 in CartiHeal, in lieu of such existing shareholders, in consideration for Preferred D shares and warrants for Preferred D shares.

In September 2013, CartiHeal's shareholders, including Elron, excercised the warrants for Preferred D shares, in consideration for $5,000 (Elron's share was $2,500).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

4.	Significant changes in investments in associates during the reporting period (Cont.)

d)	CartiHeal (Cont.)

In February 2015, subsequent to the reporting date, CartiHeal entered into an agreement with its principal shareholders, including Elron, to extend the agreement dated January 2012, raising approximately $3,000 in consideration for Preferred D shares and warrants for Preferred D shares. The investment amount was invested immediately. Elron's share in this amount was approximately $1,300. As a result, Elron's holding in CartiHeal's outstanding shares increased to approximately 33%.

e)	Kyma

Kyma Medical Technologies Ltd. ("Kyma") is developing a remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients. As of the reporting date, RDC holds approximately 58% of Kyma's outstanding shares. Prior to the investment agreement in October 2013, as detailed below, Kyma was a subsidiary of RDC. As of the reporting date, the investment in Kyma is accounted for under the equity method.

In October 2013, Kyma, RDC and a new investor completed an investment agreement in the amount of $6,000 to be invested in two installments in consideration for Preferred C shares (RDC's share in this amount was approximately $2,000). In addition, the new investor also received warrants for Preferred C shares (exercisable from the investment date), which would enable the new investor the option to invest in Kyma an additional amount of $4,000. The first installment in respect of this investment in the amount of $3,000 was invested immediately. RDC's share in the first installment was $1,000.

In January 2014, the second installment in respect of this investment was invested, in the amount of $3,000. RDC's share in the second installment was $1,000. Should the new investor exercise the warrants, RDC's holding in Kyma's outstanding shares is expected to decrease to approximately 38%. After this investment, which also brought about a change in Kyma's board of directors, RDC lost control over Kyma and commencing from the fourth quarter of 2013, the investment in Kyma is accounted for under the equity method of accounting. As a result, and in accordance with IFRS 10's provisions, Elron recognized in the fourth quarter of 2013 a net gain attributable to Elron's shareholders in the amount of approximately $1,700 (a consolidated net gain in the amount of approximately $2,800), resulting mainly from the revaluation to fair value of RDC's investment in Kyma, under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

4.	Significant changes in investments in associates during the reporting period (Cont.)

e)	Kyma (Cont.)

In February 2015, subsequent to the reporting date, Kyma signed an investment agreement with its principal shareholders, including RDC, in the amount of approximately $6,200 in two installments in consideration for Preferred C shares. RDC's share in this amount is $2,500. The investment amount includes a loan granted to Kyma in December 2014 in the amount of $500 (RDC's share is $250) and was converted into Preferred C shares at the date of the first installment. The first installment in respect of this investment in the amount of $4,200 was invested immediately. RDC's share in the first installment was $1,600. The second installment will be invested upon Kyma meeting a milestone as set forth in the agreement.

Following the aforementioned investment, subsequent to the reporting date, RDC's holding in Kyma's outstanding shares decreased to approximately 53% and on a fully diluted basis to 37%.

Note 4-   Cash and cash equivalents

	December 31
	2014	2013
Cash	4,190	5,137
Cash equivalents - short-term deposits (*)	61,773	27,154

	65,963	32,291

(*)	The deposits bear interest rate, which is determined based on the deposit period and currency. The interest rate on deposits as of December 31, 2014, is 0.3%-0.6%.

Note 5- Other accounts receivable

As of December 31, 2014, other accounts receivable mainly include governmental institutions and prepaid expenses. As of December 31, 2013, other accounts receivable mainly include a deposit held in escrow due to the sale of SyncRx in the amount of approximately $3,100, which was received in May 2014 (see also Note 3.A.3.b) above).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6- Other investments measured at fair value

	December 31, 2014			December 31, 2013
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Investment in shares measured at fair value through profit or loss	-	27,339	27,339	-	25,453	25,453

Investment in shares measured at fair value through other comprehensive income	219	-	219	847	-	847

Total	219	27,339	27,558	847	25,453	26,300

(*)	For a list of investments, see Annex to the consolidated financial statements.

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

The valuations require management to make certain assumptions about certain parameters, including projections, credit risk and volatility.

A.	Notal

Notal Vision Inc. ("Notal") provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes. As of the reporting date, Elron holds approximately 21% of Notal's outstanding shares and approximately 18% on a fully diluted basis. The investment in Notal is accounted for as a financial asset measured at fair value through profit or loss.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6- Other Investments measured at fair value (Cont.)

A.	Notal (Cont.)

In 2012, Notal signed an investment agreement with its major shareholders, including Elron, whereby approximately $5,000 was invested in two installments in consideration for Preferred C shares and warrants for Preferred C shares. Both installments were invested during 2012. Elron's share in this investment was $1,250.

In July 2013, Notal signed an investment agreement with its major shareholders, including Elron, in the amount of $10,000 invested in two equal installments (Elron's share in this amount was approximately $1,940) and an option to participate in an additional installment in the amount of $5,000, in consideration for Preferred C shares and warrants for Preferred C shares. The first installment was invested in July 2013 and in December 2013, the second installment was invested.

In June 2014, Notal's major shareholders, including Elron, exercised the option to participate in the additional installment in the amount of $5,000, in consideration for Preferred C shares and warrants for Preferred C shares. Elron's share was approximately $970.

Notal's fair value was derived from the value determined in a valuation carried out by an independent appraiser. The value of this investment as of December 31, 2014 was estimated at $13,834. The significant details included in this valuation pursuant to the requirements of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, with regards to an investment in unquoted shares are as follows:

1.	The subject of the valuation: Elron's investment in Notal.

2.	The valuation's effective date: As of December 31, 2014. The date of the engagement with the appraiser was December 21, 2014.

3.	The carrying amount of the investment in Notal in the Company's financial statements: As of December 31, 2013 - $11,009.

4.
The value of Notal established by the Appraiser: Approximately $67,466. Accordingly, the value of Elron's interest was determined at $13,834. As a result, in 2014 there was an increase in the value of Elron's holdings in Notal of $2,825, of which an investment of $967 and a gain of $1,858 in respect of the change in the value of Notal, recorded under line item gain from disposal and revaluation of investee companies and changes in holdings, net in the statement of income.

5.	The valuation model used by the Appraiser:
a.	The DCF Method for determining Notal's value (enterprise value).
b.	The Option Pricing Model (OPM), using the formulas of Black and Scholes model for allocating Notal's value to different classes of shares and for determining the value of Elron's interest accordingly.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6- Other Investments measured at fair value (Cont.)

A.	Notal (Cont.)

6.	The assumptions used:

a.	The discount rate (WACC): 17.5%.
b.	The long term growth rate/ terminal value: discounted cash flows were computed until the end of the patent's life. The valuation did not use "representative year".
c.	Probability for insurance reimbursement: 67%.
d.	The standard deviation: The volatility used in the Black and Scholes model was 70.49%.
e.	Comparable prices used/ comparative items used: The standard deviation is based on the data of Professor Demodaran, as applicable for Notal's activity.

B.	Aqwise

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

The fair value of the investment in Aqwise as of December 31,2014 was determined with the assistance of an independent appraiser. The value of this investment as of December 31, 2014 was estimated at approximately $4,300. Accordingly, the Company recognized in 2014 a gain from change in the value of the investment in the amount of approximately $500, under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6- Other Investments measured at fair value (Cont.)\

C.	Jordan Valley

Jordan Valley Semiconductors Ltd. ("Jordan Valley") provides metrology solutions for manufacturing process control in the microelectronics industry. As of the reporting date, Elron holds approximately 19% of Jordan Valley's outstanding shares. The investment in Jordan Valley is accounted for as a financial asset measured at fair value through profit or loss.

Jordan Valley's fair value was derived from the value determined in a valuation carried out by an independent appraiser. The value of this investment as of December 31, 2014 was estimated at approximately $9,030. Accordingly, the Company recognized in 2014 a loss from change in the value of the investment in the amount of approximately $1,400, under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income.

D.	Enablence

In 2010, Elron received shares and debentures of Enablence Technologies Inc. ("Enablence"), due to the sale of Teledata Networks Ltd. ("Teledata"). Enablence is a foreign company publicly traded on the TSX Venture Exchange. The investment in Enablence shares is accounted for as a financial asset measured at fair value through other comprehensive income and measured according to its market value.

During 2014, some of Enablence's shares were sold in the market, in consideration for approximately $200. As a result from this sale, the comprehensive loss that was recognized in respect of these shares was classified from capital reserve for financial assets measured at fair value through other comprehensive income into retained earnings.

Debentures:

As of the date the Enablence's debentures received in the sale of Teledata were recorded, their par value was approximately $3,779 and the investment in these debentures was treated in the financial statements as a financial asset measured at amortized cost. In 2011, due to substantial doubt in Enablence's ability to repay its debt, Elron recognized an impairment of the entire debentures' balance. In 2012, Enablence paid a negligible portion of its debt to the holders of the debentures (Elron's share was approximately $283). As a result, the Company recognized a partial cancellation of the impairment charge recognized in 2011.

In August 2013, Enablence completed a financing round with a new investor in the amount $15,000 thousand CAD. Simultaneously, a settlement agreement between Enablence and its debenture-holders, including Elron, for the partial repayment of the debt was also completed.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6- Other Investments measured at fair value (Cont.)

D.	Enablence (Cont.)

According to the settlement agreement, out of the consideration Enablence paid to the debenture-holders, Elron received the following consideration: approximately $1,700 in cash, of which an amount of $400 was paid in Enablence shares which were purchased for cash by an Enablence shareholder as part of the settlement agreement; and 5,880,104 Enablence shares (which constituted approximately 4% of Enablence's outstanding shares), which were subject to a four month lockup period in accordance with Canadian securities legislation. The value of the shares received, as of the transaction date (less a discount in respect of the lockup period, see Note 17.F) was approximately $1,800. In addition, pursuant to the settlement agreement, the debenture-holders, including Elron, waived the outstanding debt and released Enablence from any claims in connection with the debentures.

As a result of the settlement agreement, Elron recorded in 2013 a net gain in the amount of approximately $3,500 in respect of a partial cancellation of the impairment recognized in 2011. This gain is presented under line item other expenses (income), net in the statement of income.

Note 7- Intangible Assets

	Technology
	and in-process	Agreement
	Development (1)	with Rafael (2)	Total
Cost
Balance at January 1, 2013	1,871	3,051	4,922
Additions due to business combinations (3)	814	-	814
Decrease due to sale of consolidated company	(1,224)	-	(1,224)
Balance at December 31, 2013 and December 31, 2014	1,461	3,051	4,512

Acrrued amortization and impairment
Balance at January 1, 2013	-	-	-
Amortization recognized during the year	54	-	54
Balance at December 31, 2013	54	-	54

Amortization recognized during the year	216	-	216
Impairment (3)	814	-	814
Balance at December 31, 2014	1,084	-	1,084

Amortized cost
Balance at December 31, 2014	377	3,051	3,428
Balance at December 31, 2013	1,407	3,051	4,458

(1)	The Company examines the need for impairment in regards with these assets at least once a year.
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

(3)
When POSE P.O.S Ltd. ("POSE"), a subsidiary of RDSeed, was consolidated for the first time, excess cost was allocated to Technology and in-process development. In 2014, POSE's operations were downsized and the Company recorded an impairment in the full amount of the excess cost. The impairment was recorded under line item other expenses (income), net in the income statement.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 8- Other accounts payable

	December 31
	2014	2013
Accrued expenses	1,390	1,238
Israeli tax authorities	1,776	-
Liabilities to employees in respect of payroll	1,420	1,727
Governmental institutions	113	96
Employees call options (*)	7	246
Other payables	93	218
	4,799	3,525

(*)	With regard to phantom options over shares of Pocared granted to the former chairman of the board of directors and another employee, see Note 16.D.1.

Note 9- Financial liabilities

	December 31
	2014	2013
Short-term liabilities:
Loans from banks (1)	-	4,000

(1)
In January 2014, Elron prepaid the rest of the loan balance received in 2012 from Silicon Valley Bank, in the amount of $4,000. As of the reporting date, the Group does not have any loans from banks or others.

Note 10- Equity

A.	Composition of share capital:

	December 31,
	2014		2013
	Registered	Issued and outstanding	Registered	Issued and outstanding
	Number of shares
Ordinary shares of NIS 0.003 par value each	35,000,000	29,743,767	35,000,000	29,743,767

Elron's shares are Quoted on the Tel Aviv Stock Exchange and the over-the-counter market in the United States (see also Note 1.A).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 10- Equity (Cont.)

B.	Changes in issued and outstanding share capital

	Number of Shares	$ thousands par value
Balance at January 1, 2013	29,733,767	9,573

Exercise of employees' options into shares	10,000	*	)

Balance at December 31, 2013 and December 31, 2014	29,743,767	9,573

(*)	Amount less than $1.

C.	Capital management in the Company

The Company's and its subsidiaries' capital management policy is to maintain a strong equity base in order to preserve their ability to ensure business continuity thereby creating a return for the shareholders, to uphold their commitments to other interested parties such as credit givers and employees, and in order to support future development activity.

The Company is not under any minimal equity requirements nor is it required to attain a certain level of capital return.

D.	Dividend Distribution

On August 24, 2014, the Company declared a dividend in an amount of $110,000 (approximately $3.698 per share). In September 2014, the dividend was paid to the Company's shareholders.

In 2012, the Company declared and paid a dividend in an amount of $15,000 (approximately $0.51 per share).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 10- Equity (Cont.)

E.	Share-based payments

Company option plans

During May 2003, the Company's Board of Directors adopted an option plan under which an aggregate of up to 500,000 options to purchase up to 500,000 ordinary shares may be granted to officers and employees (the "2003 Option Plan"). In March 2007, the 2003 Option Plan was increased by an additional 500,000 options to purchase 500,000 ordinary shares of the Company.

As of the reporting date, 567,000 options were granted under the 2003 Option Plan. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant. All of the options granted by the Company have expired or exercised.

Note 11- Operating Segment

A.
The Company operates in one segment, namely "Holdings and Corporate Operations". This segment includes corporate headquarters and reflects the operations of the investments in investee companies and their sale.

B.	Revenues based on the location of customers, are as follows:

	December 31,
	2014	2013	2012
USA & North America	279	70	-
Other	95	27	-

	374	97	-

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 12- Contingent liabilities, pledges and commitments

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

2.
In September 2006 two additional claims were filed in the Haifa District Court against the same defendants and based substantially on the same facts of the claim detailed in section 1 above, along with requests to recognize the claims as class actions. The claims are for an undisclosed amount. The court determined at such initial stage that the defendants did not yet have to file statements of defense. In January 6, 2013 the the Haifa District court rejected these additional requests and deleted these additional claims.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 12- Contingent liabilities, pledges and commitments (Cont.)

A.	Legal claims (Cont.)

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

B.	Commitments

1.	For details about the Group's commitments in regards with possible indemnification for presentations given in transactions for sale of investee companies, see Note 3 above.

2.	For details about the Services Agreement with DIC, see Note 16.B.

3.	For details about other commitments with related parties, see Note 16.

Note 13- Supplementary statement of income data

A.	Gain from disposal and revaluation of investee companies and changes in holdings, net

	For the year ended December 31
	2014	2013	2012
Given Merger (Note 3.B.4.a))	175,019	-	-
Medingo (see Note 3.A.3.d))	-	-	15,558
SyncRx (see Note 3.A.3.b))	-	-	17,016
Jordan Valley (see Note 6.C)	(1,410)	(1,750)	(110)
Notal (see Note 6.A)	1,858	3,425	1,803
Aqwise (see Note 6.B)	471	(481)	3,929
Change in holdings in Given (1)	-	4,149	829
Kyma (see Note 3.B.4.e))	-	2,770	-
Other	157	303	401
	176,095	8,416	39,426

(1)	As a result from exercised and expired options and restricted share units of Given's employees and services providers.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 13- Supplementary statement of income data (Cont.)

B.	Research and development expenses, net

	For the year ended December 31
	2014	2013	2012
Cost of research and development	2,113	4,154	7,238
Less: government grants	-	225	369

	2,113	3,929	6,869

C.	Selling and marketing expenses

	For the year ended December 31
	2014	2013	2012
Salaries, wages and related expenses	638	250	367
Advertising and public relations	281	110	13
Other	405	185	525

	1,324	545	905

D.	General and administrative expenses

	For the year ended December 31
	2014	2013	2012
Salaries, wages and related expenses	2,099	2,527	2,224
Services agreement with DIC (*)	1,712	1,682	1,465
Rent and building maintenance	741	649	686
Professional services	1,172	1,244	1,332
Other	1,333	1,091	1,483

	7,057	7,193	7,190

(*)	For further information, see Note 16.B.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 13- Supplementary statement of income data (Cont.)

E.	Financial income and expenses

1.	Financial income

	For the year ended December 31
	2014	2013	2012
Interest income from loans, deposits and other receivables	48	64	315
Interest income from bank deposits	839	239	397
Income from exchange rate differences, net	-	152	-
Gain from revaluation of financial assets at fair value through profit or loss	-	-	248
Other	-	229	281

Total financial income	887	684	1,241

2.	Financial expenses

	For the year ended December 31
	2014	2013	2012
Interest expenses on financial liabilities measured at amortized cost	12	162	175
Loss from revaluation of financial assets at fair value through profit or loss	-	-	1,655
Loss from change in exchange rate of foreign currency, net	3,329	-	119
Commissions	37	251	21
Other financial expenses	15	148	82

Total financial expenses	3,393	561	2,052

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 13- Supplementary statement of income data (Cont.)

E.	Financial income and expenses (Cont.)

3.	Financial income (expenses), net, by components

	For the year ended December 31
	2014	2013	2012
Deposits and receivables
Bank deposits	(2,490)	239	396
Other deposits and other receivables	48	445	478

Financial assets at fair value through profit or loss	-	-	(1,407)

Financial liabilities
Loans from banks	(12)	(561)	(278)
Other	(52)	-	-

Total financial income (expenses), net	(2,506)	123	(811)

F.	Equity in losses of associates, net

	For the year ended December 31
	2014	2013	2012
Company's share in net losses of associates (1) (2)	15,840	7,838	3,943
Amortization of excess cost in respect of associates	-	4,030	4,414
Total loss on equity basis, net	15,840	11,868	8,357

(1)	Including also the Company's share in the losses of former associates until the date they ceased being associates.
(2)	See also Note 3.B above.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 13- Supplementary statement of income data (Cont.)

G.	Other expenses (income), net

	For the year ended December 31
	2014	2013	2012
Gain from cancellation of impairment of Enablence's debentures (see Note 6.D)	-	(3,522)	(283)
Impairment of intangible assets	814	-	-
Other	(21)	35	1

Total other expenses (income), net	793	(3,487)	(282)

Note 14- Taxes on Income

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

Note 14- Taxes on Income (Cont.)

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

The amendments to the law had no influence over the Company's reports as of December 31, 2014.

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

The rate of the Israeli corporate tax is as follows: 2012 and 2013 -25%, in 2014- 26.5%. Corporate tax applies on capital gains from the year of sale.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 14- Taxes on Income (Cont.)

B.	Tax rates applicable to the Group (Cont.)

The tax balances included in the financial statements as of December 31, 2014 are calculated according to the new tax rates that were substantially enacted as of the reporting date and, therefore, comply with the above changes, as applicable to the Company.

C.
The Company and its corporate companies received final, or considered final, tax assessments through 2010. RDC received final tax assessments through 2012.Elron's other subsidiaries have yet to receive final tax assessments since its incorporation.

D.	Taxes on income (tax benefit) included in the statements of income

	Year ended December 31,
	2014	2013	2012
Current taxes	20,490	-	-
Deferred taxes	28,440	(28,362)	(279)
Taxes in respect of prior years, net	(3,604)	(39)	17

	45,326	(28,401)	(262)

E.	Long term taxes

As a result from the Given Merger, see also Note 3.B.4.a) above, as of December 31, 2013 the Company recognized a deferred tax asset in the amount of approximately $11,250 in respect of the temporary difference between the cost of its investment in Given for tax purposes and Given's carrying value, and also recognized a deferred tax asset in the amount of approximately $17,750 in respect of carryforward losses. In 2014, due to the completion of this transaction, the full amount of the tax asset was utilized against tax expenses in the statement of income.

In addition, as of December 31, 2013 the Group recorded a tax liability in the amount of approximately $4,100 in respect of the temporary difference from RDC's investment in Given. This liability was partially offset by a deferred tax asset in the amount of approximately $3,500 in respect of RDC's carryforward losses that were expected to be utilized in 2014, due to the Given Merger. The deferred taxes were calculated using a tax rate of 26.5%, based on the applicable tax rate in 2014, when utilized.

As a result of the aforementioned, as of December 31, 2013 the Company and its subsidiaries had a long term tax liability in the amount of $5,386 presented as long term liabilities and deferred tax assets in the amount of $28,994 presented as long term assets. As of December 31, 2014 no long term taxes were recorded.

Carryforward operating tax losses for tax purposes of the Company and consolidated companies total approximately $209,000 and capital losses for tax purposes total approximately $13,000, as of December 31, 2014. Carryforward tax losses in Israel may be set against future taxable income. Deferred tax assets relating to carryforward losses in the amount of approximately $59,000 were not recognized because their utilization in the foreseeable future is not probable. In addition, the Company does not have tax results carried to other comprehensive income.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 14- Taxes on Income (Cont.)

E.	Long term taxes (Cont.)

Deferred tax assets in the amount of approximately $19,000 (approximately $21,000 as of December 31, 2013) have not been recognized in respect of temporary differences associated with investments in investees in the amount of approximately $73,000 (approximately $81,000 as of December 31, 2013), because the realization of these investments in the foreseeable future is not expected (which realization is at the Company's discretion), and because the distribution of dividends by these companies is not liable for tax.

F.	Theoretical tax:

	Year ended December 31,
	2014	2013	2012
Income (loss) before taxes on income	146,712	(11,471)	15,576

Statutory tax rate	26.5%	25%	25%

Tax (tax benefit ) computed at the statutory tax rate	38,879	(2,868)	3,894
Increase (decrease) in taxes on income (tax benefit) resulting from the following factors:
Company's share of losses of associates, net	4,198	2,967	2,089
Changes in temporary differences with respect to which deferred taxes were not recognized	(3,847)	(341)	(17,503)
Increase in unrecognized tax losses for which deferred taxes were not recognized	7,313	279	10,825
Deferred taxes recorded in respect of temporary difference in the investment in Given, for which deferred taxes were not recognized in the past	-	(7,155)	-
Deferred taxes recorded in respect of prior periods losses and benefits, for which deferred taxes were not recognized in the past	-	(21,285)	-
Differences in measurement basis (Israeli CPI for tax purposes and foreign currency in the financial statements)	2,422	-	-
Non-deductible expenses (exempt income), net	(35)	41	416
Taxes in respect of previous years	(3,604)	(39)	17

Taxes on income (tax benefit)	45,326	(28,401)	(262)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 15- Net earnings per share

A.	Basic net earnings per share

1.	Details of the income used in the computation of basic net earnings per share

	Year ended December 31,
	2014	2013	2012
Net earnings attributable to ordinary shareholders	85,494	17,935	4,357

Adjustment for Company's share in the basic loss per share of associates (*)	-	(1,939)	(1,751)

Income used in computation of basic net earnings per share	85,494	15,996	2,606

*)
Represents adjustments for differences between the Company's share in the income or losses of associates, and the associate's earnings or loss per share multiplied by the number of shares held by the Company.

2.	Details of the number of shares used in the computation of basic net earnings per share

	Year ended December 31,
	2014	2013	2012
Balance as of January 1	29,743,767	29,733,767	29,660,017

Effect of options converted into shares	-	8,860	3,760

Weighted average number of ordinary shares used in the computation of basic net earnings per share	29,743,767	29,742,627	29,663,777

B.	Diluted net earnings per share

In 2013 the entire balance of options that were exercisable into the Company's shares have expired. To compute diluted net earnings per share for 2013 and 2012, options to employees under share-based payment plans have not been taken into account since their conversion had anti-dilutive effect.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16- Balances and transactions with related and interested parties

A.	Related parties

The related parties of the Company are DIC, IDB Development Corporation Ltd. ("IDB"), related parties of DIC and IDB, associates and subsidiaries, directors and key management personnel of the Company, DIC or IDB, and a close member of the family of any of the persons mentioned above. For details regarding holdings in investee companies – see Note 3.

For details in respect of Elron's, RDC's and DIC's holdings in Given, prior to its merger, see Note 3.B.4.a).

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

Services Agreement with DIC

On March 19, 2009, the Company entered into a Services Agreement with DIC, effective from May 1, 2009 ("the Services Agreement" or "the Agreement"), which was approved by the Company's audit committee and board of directors, and subsequently, by a special meeting of the Company's shareholders. In February 2012, the Services Agreement was amended and extended for a further three year period commencing from May 1, 2012 (the "Existing Agreement"). The agreement's amendment and extension was approved by the Company's audit committee and board of directors, and subsequently, by a special meeting of its shareholders. On March 3, 2015 and March 11, 2015, the date of approval of these statements, the Company's audit committee and board of directors approved, respectively, the Agreement's amendment and extension for a further three year period commencing from May 1, 2015 (the " Revised Agreement "), and further decided to convene a special meeting of its shareholders to approve the Revised Agreement.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16- Balances and transactions with related and interested parties (Cont.)

B.	Details of transactions with related and interested parties (Cont.)

Services agreement with DIC (Cont.)

According to the Agreement, each party has the right to terminate it on at least 120 days prior notice if DIC is no longer the Company's largest shareholder. Pursuant to the Agreement, the Company receives managerial and administrative services from DIC that include CEO, CFO, comptroller, general counsel, corporate secretary, junior employee and administration employee services. Pursuant to the Existing Agreement, Elron pays DIC an annual fee equivalent to NIS 5,900,000, CPI-linked (annual fee of approximately NIS 6,100,000 (approximately $1,570), as of December 31, 2014).

Pursuant to the Revised Agreement (which, as mentioned above, has yet to be approved by Elron's shareholders), the Company will pay DIC an annual fee equivalent to NIS 6,000,000, CPI-linked commencing from the second year of the Revised Agreement (approximately $1,540 as of December 31, 2014).

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

The Company, at its sole discretion and at its expense, and subject to the approvals required by law, may pay Staff Persons special bonuses for their special contribution to the Company. The payment of bonuses to Staff Persons who serve as officers is regulated by the Company's compensation policy and additional decisions to apply the compensation policy to officers. According to the Services Agreement, DIC is obligated to provide the services through a sufficient number of people with appropriate experience and capabilities. In addition, DIC may designate Staff Persons or other persons to serve on the boards of directors of companies in which the Company has invested, after receipt of the approval of the Company's CEO.

Pursuant to the terms of the Agreement, the Company has agreed to indemnify DIC for any amounts DIC will be required to pay as a result of any legal or administrative proceedings initiated by any third party (other than Staff Persons), seeking to impose liability on DIC arising from any act of omission in performing the services, unless such act or omission amounted to gross negligence or was done other than in good faith. Moreover, DIC will not be responsible for any act of omission of any Staff Person performing the services unless such act or omission was made pursuant to the express instructions of DIC. In addition, the Company provides Staff Persons performing functions of officers, with indemnification letters with respect to liabilities to which they will become exposed by virture of performing such functions.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16- Balances and transactions with related and interested parties (Cont.)

B.	Details of transactions with related and interested parties (Cont.)

Services agreement with DIC (Cont.)

The payments made to DIC under the Services Agreement in 2014 are: management fees in the amount of $1,712. This amount does not include regular payments made to DIC in immaterial amounts, which are detailed in Note 16.D.

Loans to Group companies

For details on loans granted by the Company to Pocared, see Note 3.B.4.b).

The Company's engagement with IDB in an arrangement to receive support center services

On July 21, 2010, following approval by the Company's audit committee and board of directors, the Company's shareholders approved an agreement between the Company and IDB pursuant to which the Company would receive IT support services from IDB's IT support center in consideration for the Company's pro rata portion of the support center's costs in connection therewith, calculated pro rata to the number of users receiving IT support from the IDB support center.On August 8, 2011, the Company's Audit Committee resolved to limit the Company's agreement with IDB providing for the receipt of IT support services to a three-year period commencing on the date of such resolution. On October 29, 2014, following approval of the Company's audit committee and board of directors, the Company's shareholders approved the extension of the above mentioned agreement until August 7, 2017.

Directors' compensation in connection with service provided by officers as directors of Given

The Company received directors' remuneration of approximately $15 in 2014 in connection with the service provided by its officers on the board of directors of Given.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16- Balances and transactions with related and interested parties (Cont.)

C.	Composition of balances with interested and related parties

As of December 31, 2014

	Controlling shareholder (parent company)	Other related parties and interested parties	Ultimate parent company	Associates	Key management personnel
Trade and other accounts payable	(7)	-	(14)	-	(126)
Highest balance during the year of loans and current debts	-	-	-	15	-

As of December 31, 2013

	Controlling shareholder (parent company)	Other related parties and interested parties	Ultimate parent company	Associates	Key management personnel

Other accounts receivable	-	-	-	35	-
Trade and other accounts payable	-	(11)	(21)	-	(141)
Highest balance during the year of loans and current debts	-	-	-	64	-

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties

Year ended December 31, 2014

	For terms see Note	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates	Key management personnel	Other related parties and interested party
Income (*)		-	-	-	61	-	-

Expenses
Services Agreement-related expenses	16.B	(1,712)	-	-	-	-	-
Directors' remuneration	16.D.2	(14)	-	-	-	(310)	-
Insurance-related expenses		-	-	-	-	-	(111)
Salaries, wages and related expenses		-	-	-	-	(804)	-
Other		-	(17)	(63)	-	-	(94)

		(1,726)	(17)	(63)	61	(1,114)	(205)

Year ended December 31, 2013

	For terms see Note	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates	Key management personnel	Other related parties and interested party
Income (*)		8	-	5	143	-	-

Expenses
Services Agreement-related expenses	16.B	(1,682)	-	-	-	-	-
Directors' remuneration	16.D.2	(13)	-	(28)	-	(362)	-
Insurance-related expenses		-	-	-	-	-	(117)
Salaries, wages and related expenses		-	-	-	-	(742)	-
Other		-	(18)	(59)	-	-	(74)

		(1,687)	(18)	(82)	143	(1,104)	(191)

(*)   Mainly interest andparticipation in directors' remuneration.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Year ended December 31, 2012

	For terms see Note	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates	Key management personnel	Other related parties and interested party
Income (*)		6	-	4	214	-	-

Expenses
Services Agreement-related expenses	16.B	(1,465)	-	-	-	-	-
Directors' remuneration	16.D.2	(38)	-	(31)	-	(351)	-
Insurance-related expenses		-	-	-	-	-	(120)
Salaries, wages and related expenses		-	-	-	-	(513)	-
Other		-	(44)	(58)	-	-	(119)

		(1,497)	(44)	(85)	214	(864)	(239)

(*)   Mainly interest and participation in directors' remuneration.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Compensation of key management personnel employed by the Company (including directors)

	No. of personnel in	For the year ended December 31, 2014	No. of personnel in	For the year ended December 31, 2013	No. of personnel in	For the year ended December 31, 2012
Short-term employee benefits	1	726	1	702	1	474
Termination benefits	1	169	1	58	1	53
Share-based payment transactions	1	(91)	1	(18)	1	(14)
Total		804		742		513

Compensation of key management personnel not employed by the Company (including directors)

	No. of personnel in 2014	For the year ended December 31, 2014	No. of personnel in 2013	For the year ended December 31, 2013	No. of personnel in 2012	For the year ended December 31, 2012
Short-term employee benefits	10	324	8	403	10	420

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period relating to key management personnel.

The amounts disclosed in the table do not include compensation paid to key management personnel of the Company by DIC according to the Services Agreement (see Note 16.B above).

1.	Grants:

On March 10, 2011, the Company's board of directors approved (following approval by the Company's audit committee) a payment of a bonus to the former chirman of the board of directors of NIS 1,200 thousand (approximately $334) for the year 2010. This bonus was not presented to the general meeting of the shareholders for approval, and has not yet been paid. Due to the fact that the bonus was not yet ultimately paid, despite having been approved, in 2011 the former Chairman approached the Company and proposed that the bonus will be a performance bonus in lieu of the cash bonus, such that the value of the performance bonus will be only approximately 45% of the value of the cash bonus that was previously approved but not yet paid, and will include an option component that is directly linked to the Company's performance or to significant challenges facing it. Due to the importance of Pocared to the Company and to its holdings, it was proposed that in lieu of the aforementioned cash bonus, the Company will approve the grant of (phantom) options of Pocared to the former Chairman from Pocared shares held by Elron, which shall only be cash exercisable. On February 1, 2012, the Company's shareholders (following approval of the Company's audit committee and board of directors), approved the granting of phantom options over 375,722 Preferred F Shares of Pocared to the former Chairman, that then represented 2% of the Company's holdings in Pocared's Preferred F Shares (approximately 0.5% of Pocared's share capital). The exercise price per share of each option is $0.605.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

1.	Grants (Cont.):

The options are exercisable until the fourth anniversary of the date of approval by the shareholders of the Company. The options shall be automatically exercisable upon an exit event (as defined below) during the four year period. If an exit event does not occur by the fourth anniversary of the date of approval by the shareholders of the Company, then the value of the options will be determined on the date of their expiry based on a valuation to be performed by a valuator chosen by the Company's audit committee. The options will be exercised into cash, in an amount equal to the difference between the exercise price and the price at which they are either sold or valued. For this purpose, an exit event shall be deemed to have occurred in the event of a sale of the majority of the shares or assets of Pocared or in the event of an initial public offering of the securities of Pocared or in the event of the sale of more than 50% of the holdings of the Company in Pocared. If the proceeds in respect of the Pocared shares, in the case of an exit event, received by the Company are in the form of securities, then the Company shall pay the former Chairman in cash an amount equal to the fair value of the said securities as determined by an external independent valuator appointed by the Company's Audit Committee.

In respect of this grant the Company recognized an income in the amount of approximately $91 in 2014 due to a decrease in these options' fair value (and in 2013 and 2012 an income in the amount of approximately $18 and $14, respectively).

In addition, an employee (who provides services to Elron under the Services Agreement with DIC) was granted phantom options for shares of Pocared on similar terms. In respect of this grant the Company recognized in 2014 an income in the amount of approximately $143 due to a decrease in these options' fair value (and in 2013 and 2012 an income in the amount of approximately $29 and $24, respectively).

According to the provisions of the Company's compensation policy and since the Company met the threshold conditions set forth in the policy, Mr. Mientkavich, the former Chairman, is entitled to an annual bonus for 2014 in the amount of NIS 459 thousand.

According to the provisions of the Company's compensation policy and since the Company met the threshold conditions set forth in the policy, Mr. Ari Bronshtein, the CEO of the Company, is entitled to an annual bonus for 2014 in the amount of NIS 645 thousand. This bonus reflects 4.5 times his monthly compensation cost.

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

Note 16-Balances and transactions with related and interested parties (Cont.)

2.	Directors' compensation (Cont.)

Due to Amendment No. 16 to the Israel Companies Law, 1999, in December 2011, the Company's audit committee and board of directors approved to continue to grant compensation to those of the Company's  directors who are controlling shareholders and/or affiliates thereof, or to those of the Company's directors whose compensation for holding office is paid to a controlling shareholder of the Company, who at the resolution date held office and who may hold office from time to time, for a three-year period until October 24, 2014. The audit committee's and board of directors' approval was given pursuant to the Israeli Companies Regulations (Reliefs in Related Parties Transactions), 5760-2000. Commencing from January 2014, the Company's board of directors does not include directors who are controlling shareholders and/or affiliates thereof.

Directors' fees which do not exceed the customary remuneration that was paid by the Company for the year 2014 to the directors of the Company during this period, 10 directors in total, amounted to approximately $324 (see section D above). Of such amount, a sum of approximately $14 was paid to DIC for the service of a former officcer thereof as director of the Company, and a sum of less than $1 was paid to IDB for the service of an officer thereof as director of the Company.

3.	Share based payments

The former chairman of the board of directors, Mr. Mientkavich, in his capacity as a director of Given, held 55,000 options to purchase shares and 18,000 restricted share units of Given. These options and share units were excercised when the Given Merger was completed, in February 2014. The fair value of these options and shares at the date of grant was approximatly $865.

Note 17- Financial instruments

A.	Classification of financial assets and financial liabilities

The financial assets and financial liabilities in the statement of financial position are classified by groups of financial instruments pursuant to IAS 39 and IFRS 9:

	December 31,
	2014	2013
Financial assets:

Financial assets measured at amortized cost:
Other accounts receivable	203	3,269
Bank deposits	93,951	-

Financial assets measured at fair value through profit or loss	27,339	25,453

Financial assets measured at fair value through other comprehensive income	219	847

Financial liabilities:

Financial liabilities measured at amortized cost:
Loans from bank and others	-	4,000
Trade payables and other current liabilities	3,143	3,683

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17- Financial instruments (Cont.)

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

The main purpose of the financial liabilities is to finance the Company's and group companies' operations. The Group's financial assets include other receivables (current and non-current), and cash and bank deposits that derive directly from its operations. The Company also holds investments measured at fair value.

Market risk

Market prices comprise four types of risk: currency risk, CPI risk, other price risk and interest rate risk. Financial instruments affected by market risk include loans and credit, deposits and investments measured at fair value.

1.	Currency risk

Since most of the investee companies operate in Israel, the Group's main exposure results from changes in the exchange rate between the New Israeli Shekel ("NIS") and the dollar. Elron's functional currency, as well as that of most of its investee companies, is the dollar. Elron's policy is to reduce exposure to exchange rate fluctuations by having, to the extent possible, most of its and its investee companies' assets and liabilities, as well as most of their revenues and expenditures in dollars, or dollar linked. However, salaries and related expenses, as well as expenses related to the DIC Services Agreement (see Note 16.B) and other operating expenses are denominated in NIS. In addition, RDC deposited in 2014 deposits denominated in NIS in the amount of approximatly $28,000. It is the Company's and its investee companies' policy to use derivative financial instruments to protect from changes in the exchange rate between the NIS and the dollar and to keep a portion of the Company's and its investee companies' resources in NIS against a portion of their future NIS expenses and against liabilities denominated in NIS. If the NIS should strengthen against the dollar, it may harm the Company's and its investee companies' results of operations.

The Company holds a material portion of its cash balances in dollars, however, in the future, changes may take place from time to time in the amounts of these balances, in how the Company maintains its cash, and the portion of cash it holds in each currency, based on business developments and future decisions.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17- Financial instruments (Cont.)

B.	Management of financial risks (Cont.)

2.	CPI risk

The Company is engaged in a services agreement with DIC (see Note 16.B). In addition, the Company and several group companies are engaged in a number of lease agreements that are linked to the CPI for various time periods, which are also impacted by changes in the CPI.

3.	Other price risk

The Company has investments in unquoted financial instruments and in quoted financial instruments that are classified as financial assets measured at fair value, which expose the Company to risk stemming from fluctuations in the security price determined based, among other things, on the stock market prices.

4.	Interest risk

The Group is exposed to market risks resulting from changes in interest rates, relating primarily to Elron's and RDC's interest bearing deposits in banks. As of the approval date of the financial statements, Elron and RDC do not use derivative financial instruments to limit exposure to interest rate risk.

The following table details the interest of the Group's interest-bearing financial instruments:

	December 31,
	2014	2013
Fixed rate instruments:

Financial assets (A)	148,267	30,707

	148,267	30,707
Floating rate instruments:

Financial assets (A)	7,457	-
Financial liabilities	-	(4,000)

	7,457	(4,000)

(A)
Comprised of deposits classified as cash equivalents in the amount of approximately $61,773, short term bank deposits denominated in USD in the amount of approximately $88,850, which bear interest of 0.5%-1.1% and short term bank deposits denominated in NIS in the amount of approximately $5,100, which bear interest of 0.4%.

Credit risk

The Group is exposed to credit risk from its operating activities and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

As the Group holds most of its cash and cash equivalents, short-term and long-term investments, bank deposits, escrow deposits and other financial instruments in various financial institutions with high credit ratings, the Group does not have significant concentrations of credit risk. The Company's policy is spreading out its cash investments among the various institutions.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17- Financial instruments (Cont.)

B.	Management of financial risks (Cont.)

Liquidity risks

The Group's policy for managing its liquidity is to assure, to the extent possible, that it will have sufficient liquidity to settle its liabilities in a timely manner and to ascertain the existence of the cash balances it requires to meet its financial obligations.

C.	Sensitivity tests relating to changes in market factors

A change in the interest rate or CPI as of December 31, 2014 and 2013 would not have changed the Company's equity and income or loss in material amounts.

In regards with the Company's sensitivity to changes in the exchange rate as of December 31, 2014 and 2013, see section H below regarding linkage terms of assets and liabilities on a consolidated basis.

D.	Sensitivity tests relating to price risk

A change in the fair value of financial assets measured at fair value through profit or loss would increase (decrease) the Company's equity and income (loss) in the theoretical amounts presented below.

	2014	2013	2012

5% increase	1,437	1,273	1,116
10% increase	2,875	2,545	2,233
5% decrease	(1,437)	(1,273)	(1,116)
10% decrease	(2,875)	(2,545)	(2,233)

A change in the fair value of financial assets measured at fair value through other comprehensive income would not have changed the Company's equity in material amounts.

E.	Fair value of financial instruments

The carrying amount of all of the Company's financial assets and liabilities, including cash and cash equivalents, other accounts receivable, bank deposits, other investments measured at fair value, other accounts payable, trade payables and loans from banks, conform to or approximate their fair values.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17- Financial instruments (Cont.)

F.	Classification of financial instruments by fair value hierarchy (Cont.)

Financial assets measured at fair value:

December 31, 2014:

	Level 1	Level 2	Level 3
Other investments measured at fair value	219	-	27,339

December 31, 2013:

	Level 1	Level 2 (*)	Level 3
Other investments measured at fair value	144	703	25,453

*)
As noted above in Note 6.D, shares of Enablence received under the settlement agreement were subject to a four month lockup period. As of December 31, 2013, the fair value of the investment in Enablence's restricted shares was determined by reference to their quoted market price less a discount in respect of the lockup period. The discount amounted to approximately $40 as of December 31, 2013. The discount alone was measured according to level 2, and deducted from the quoted market price of the shares according to level 1.  In January 2014 the restriction on these shares was removed.

Changes in financial assets classified in Level 3:
Financial assets measured at fair value

Balance as of January 1, 2013	23,397

Total recognized income (loss):
In profit or loss (*)	1,193
In other comprehensive income	(1,071)
Investment	1,934
Balance as of December 31, 2013	25,453

Total recognized income (loss):
In profit or loss (*)	919
Investment	967
Balance as of December 31, 2014	27,339

(*)	The entire gain included in profit or loss relating to assets held at the end of the reporting period.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17- Financial instruments (Cont.)

G.	Liquidity risk

1.	Set forth below are the contractual repayment dates of financial liabilities, including an estimate of the interest payments, without amounts with respect to which there are offset agreements:

As of December 31, 2014 the contractual repayment date of all financial liabilities is in 2015, as following: trade payables- $152, other accounts payable- $2,991.

As of December 31, 2013 the contractual repayment date of all financial liabilities is in 2014, as following: trade payables- $176, other accounts payable- $3,507, loans from banks- $4,011, including interest payment (the loan was prepaid in January 2014, see also Note 9)

H.	Linkage terms of assets and liabilities on a consolidated basis

December 31, 2014:
	NIS (CPI linked)	USD (or USD linked)	NIS (not linked)	Non- monetary item**	Total
Assets *
Cash and cash equivalents	-	41,947	24,016	-	65,963
Other accounts receivable	45	128	204	72	449
Bank deposits	1,234	88,860	3,857	-	93,951
Investments in associates	-	-	-	6,300	6,300
Other investments measured at fair value	-	-	-	27,558	27,558
Property, plant and equipment, net	-	-	-	79	79
Intangible assets, net	-	-	-	3,428	3,428

	1,279	130,935	28,077	37,437	197,728
Liabilities *
Trade payables	-	23	129	-	152
Other accounts payable	-	562	4,165	72	4,799

	-	585	4,294	72	4,951

December 31, 2013:

	NIS (CPI linked)	USD (or USD linked)	NIS (not linked)	Non- monetary item**	Total
Assets *
Cash and cash equivalents	-	28,567	3,724	-	32,291
Other accounts receivable	16	3,132	195	165	3,508
Assets held for sale	-	-	-	108,735	108,735
Investments in associates	-	-	-	8,541	8,541
Other investments measured at fair value	-	-	-	26,300	26,300
Property, plant and equipment, net	-	-	-	75	75
Deferred tax assets	-	-	-	28,994	28,994
Intangible assets, net	-	-	-	4,458	4,458

	16	31,699	3,919	177,268	212,902

Liabilities *
Trade payables	-	25	151	-	176
Other accounts payable	-	885	2,373	267	3,525
Long term loans from banks	-	4,000	-	-	4,000
Long term taxes	-	-	-	5,386	5,386

	-	4,910	2,524	5,653	13,087

*)	Non-current assets and liabilities in this table include their current maturities.
**)	Including non-financial items.

A.	Details Relating to Investments as of December 31, 2014

	Rate of holdings in equity		Consolidated rate of holdings in	Elron's effective rate of holdings	Fully diluted consolidated rate of	Elron's fully diluted effective rate of	Consolidated carrying value of investment December 31,
	Elron (1)	RDC (2)	equity	in equity (3)	holdings	holdings (3)	2014
	%						$ thousands
Investments in investee companies

Subsidiaries:

Cloudyn Software Ltd.	-	55.40	55.40	27.75	53.16	26.63	428
Pose POS Ltd. (formerly Blitz Branding Ltd.)	-	41.35	41.35	20.72	40.30	20.19	(62)

Associates:

BrainsGate Ltd.	29.86	-	29.86	29.86	26.82	26.82	(941)
Pocared Diagnostics Ltd.	50.33	-	50.33	50.33	44.25	44.25	1,690
Cartiheal (2009) Ltd.	32.31	-	32.31	32.31	27.27	27.27	633
Kyma Medical Technologies Ltd.	-	57.68	57.68	28.90	37.70	18.89	3,563
DES Dry Eye Solutions Ltd.	17.00	-	17.00	17.00	30.00	30.00	195
Plymedia Israel (2006) Ltd.	26.72	-	26.72	26.72	19.06	19.06	-
Open Legacy Technologies Ltd.	-	24.27	24.27	12.16	18.97	9.51	579
Page 2 Site Ltd.	-	25.45	25.45	11.71	24.11	12.08	310
Bruwz Technologies Ltd.	-	30.54	30.54	15.30	28.11	14.08	248

Other investments:

Notal Vision Inc.	21.47	-	21.47	21.47	18.43	18.43	13,834
Jordan Valley Semiconductors Ltd.	18.83	-	18.83	18.83	16.95	16.95	9,030
Atlantium Technologies Inc.	7.77	-	7.77	7.77	6.60	6.60	130
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	4,280
Enablence Technologies Inc.	2.36	-	2.36	2.36	N/A	N/A	219

(1)	Including holdings through Elron's fully-owned subsidiaries.
(2)	Including holdings through RDSeed.
(3)	Elron's effective holdings include holdings by RDC and RDSeed multiplied by 50.10%. (Elron's holding rate in RDC).

POCARED DIAGNOSTICS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

POCARED DIAGNOSTICS LTD.

We have audited the accompanying consolidated financial statements of Pocared Diagnostics Ltd. and its subsidiary ("the Company"), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operation, changes in share's deficiency and cash flows for the years then ended and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2014 and 2013 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with United States generally accepted accounting principles.

The Company's ability to continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the consolidated financial statements, the Company has incurred loss in the amount of $ 10,478 thousand during the year ended December 31, 2014, has an accumulated deficit of $ 76,551 thousand as of December 31, 2014 and has accumulated negative cash flow from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1c. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
19 February, 2015	A Member of Ernst & Young Global

POCARED DIAGNOSTICS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,414	$803
Restricted cash	136	150
Inventory	-	206
Accounts receivable	105	411

Total current assets	2,655	1,570

PROPERTY AND EQUIPMENT, NET	867	837

LONG-TERM DEPOSIT	21	21

Total assets	$3,543	$2,428

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2014	2013
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Trade payables	$209	$458
Employees and payroll accruals	306	308
Accrued expenses	508	399
Total current liabilities	1,023	1,165

LONG-TERM LIABILITIES:
Convertible loan	-	1,833
Total liabilities	1,023	2,998

CONVERTIBLE PREFERRED SHARES (Note 4)
Preferred A shares, NIS 0.01 par value; Authorized: 1,500,000 shares at December 31, 2014 and 2013; Issued and outstanding: 1,333,333 shares at December 31, 2014 and 2013	300	300
Preferred B shares, NIS 0.01 par value; Authorized: 1,550,000 shares at December 31, 2014 and 2013; Issued and outstanding: 1,507,341 shares at December 31, 2014 and 2013	1,634	1,634
Preferred C shares, NIS 0.01 par value; Authorized: 1,000,000 shares at December 31, 2014 and 2013; Issued and outstanding: 760,501 shares at December 31, 2014 and 2013	1,280	1,280
Preferred D, D-1, and D-2 shares, NIS 0.01 par value; Authorized: 9,660,000 shares at December 31, 2014 and 2013; Issued and outstanding: 9,573,601 shares at December 31, 2014 and 2013	25,288	25,288
Preferred E shares, NIS 0.01 par value; Authorized: 11,000,000 shares at December 31, 2014 and 2013; Issued and outstanding: 10,413,052 shares at December 31, 2014 and 2014	6,548	6,548
Preferred F shares, NIS 0.01 par value; Authorized: 57,000,000 shares at December 31, 2014 and 66,000,000 shares at December 31, 2013; Issued and outstanding: 56,313,546 and 48,302,205 shares at December 31, 2014 and 2013 ,respectively	33,314	29,195
Preferred G shares, NIS 0.01 par value; Authorized: 18,000,000 shares at December 31, 2014; Issued and outstanding: 16,718,025 shares at December 31, 2014	9,470	-
Liquidation preference of Preferred shares at December 31, 2014 amounted to $ 149,220
	77,834	64,245
SHAREHOLDERS' DEFICIENCY:
Ordinary shares, NIS 0.01 par value; Authorized: 107,000,000 shares at December 31, 2014 and 113,000,000 shares at December 31, 2013; Issued and outstanding: 2,141,667 and 2,000,000 shares at December 31, 2014 and 2013	4	4
Additional paid-in capital	1,233	1,254
Deficit accumulated	(76,551)	(66,073)

Total shareholders' deficiency	(75,314)	(64,815)

Total liabilities and shareholders' deficiency	$3,543	$2,428

The accompanying notes are an integral part of the consolidated financial statements.

Date of approval of the financial statements	Edward Ludwig Chairman of the Board of Directors	Jonathan Gurfinkel Chief Executive Officer	Michal Mendelevich Levy - Finance Manager

POCARED DIAGNOSTICS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013

Operating expenses:

Research and development	$8,741	$	*) 9,127
Marketing	338		239
General and administrative	1,253		*) 1,206

Operating loss	10,332		10,572
Financial expenses, net	92		26

Loss before income taxes	10,424		10,598
Income taxes	54		22

Net loss	$10,478		$10,620

*)	Reclassification

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIENCY

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders'
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2013	60,760,660	$57,512	2,000,000	$4	$943	$(55,453)	$(54,506)
Issuance of Preferred F shares (at $0.605)	11,129,374	6,733
Stock based compensation related to options granted to service providers and employees	-	-	-	-	111	-	111
Beneficial conversion feature on convertible loan	-	-	-	-	200	-	200
Net loss	-	-	-	-	-	(10,620)	(10,620)

Balance as of December 31, 2013	71,890,034	64,245	2,000,000	4	1,254	(66,073)	(64,815)
Issuance of Ordinary shares (at $0.6)	-	-	141,667	*) -	85	-	85
Conversion of convertible loan into Preferred F shares (at $0.514)	8,011,340	4,119	-	-	(380)	-	(380)
Issuance of Preferred G shares, net (at $0.568)	16,718,025	9,470	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	70	-	70
Beneficial conversion feature on convertible loan	-	-	-	-	204	-	204
Net loss	-	-	-	-	-	(10,478)	(10,478)

Balance as of December 31, 2014	96,619, 399	$77,834	2,141,667	$4	$1,233	$(76,551)	$(75,314)

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013
Cash flows from operating activities:
Net loss	$(10,478)	$(10,620)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	251	223
Capital loss	2	-
Increase in accrued interest on convertible loan	57	24
Revaluation of restricted cash	14	7
Stock-based compensation related to employees and service providers	70	111
Decrease in inventory	206	596
Decrease (increase) in accounts receivable	306	(189)
Decrease (increase) in long-term deposit	-	(5)
Increase (decrease) in trade payables	(249)	290
Increase (decrease) in accrued expenses	109	(19)
Amortization of beneficial conversion feature in convertible loan	15	9
Decrease (increase) in employees and payroll accruals	(2)	4
Net cash used in operating activities	(9,699)	(9,569)

Cash flows from investing activities:
Investment in restricted cash	-	(58)
Purchase of property and equipment	(283)	(350)

Net cash used in investing activities	(283)	(408)

Cash flows from financing activities:
Proceeds from issuance of Common shares	85	-
Proceeds from convertible loan	2,038	2,000
Proceeds from issuance of Preferred shares, net	9,470	6,733

Net cash provided by financing activities	11,593	8,733

Increase (decrease) in cash and cash equivalents	1,611	(1,244)
Cash and cash equivalents at beginning of period	803	2,047

Cash and cash equivalents at end of period	$2,414	$803

Non-cash financing information:

Beneficial conversion feature in convertible loan	204	200
Conversion of convertible loans to Preferred F shares	$4,119	$-

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

The Company has incurred loss in the amount of $ 10,478 during the year ended December 31, 2014, has an accumulated deficit  of $ 76,551 as of December 31, 2014 and has accumulated negative cash flow from operating activities.

The Company plans to continue to finance its operations, as it has done in the past, through private placements. The Company cannot, however, give any assurance that it will in the future continue to be successful in obtaining such additional necessary financing. (See Note 11)

These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary if the Company be unable to continue as a going concern. (See Note 11)

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

POCARED DIAGNOSTICS LTD.

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

Inventory write-offs have been provided to cover risks arising from dead and slow moving items, technological obsolescence and excess inventories according to revenue forecasts. During the year ended December 31, 2014, the Company recorded a $ 206 write offs of inventory under research and development cost.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%	Mainly

Computers, peripheral equipment and software	33	33%
Lab equipment	15 - 50	15%
Office furniture and equipment	7 - 15	7%
Communication equipment	15	15%
Leasehold improvements	Over the shorter of the related lease period or the economical life of the asset	15%

h.	Impairment for long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or an asset group) to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2014, and December 31, 2013 no impairment losses have been identified.

POCARED DIAGNOSTICS LTD.

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

The carrying amount reported in the balance sheet for cash and cash equivalents, restricted cash, accounts receivable, trade payables, accrued expenses and employees and payroll accruals approximate their fair value due to the short-term maturities of such instruments.

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

POCARED DIAGNOSTICS LTD.

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

The fair value of each options award is estimated on the grant date using the Black-Scholes-Merton model noted in the following table:

	2014	2013

Dividend yield	0%	0%
Expected volatility	84-105%	84-105%
Risk-free interest	1.53%-1.83%	1.51%-1.63%
Expected life	4.75 years	4.75 years

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

Since the Company board of directors has the exclusive right to approve a redemption event, and since the Company board of directors controlled by preferred shareholders, all of the preferred shares have been presented outside of permanent equity in accordance with the ASC 480-10-S99-3A, "Classification and Measurement of Redeemable Securities" since it is uncertain whether or when a redemption event will occur. Subsequent adjustment to increase the carrying value to redemption values will be made when it became probable that such redemption will occur.

POCARED DIAGNOSTICS LTD.

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

Cash and cash equivalents and restricted cash are invested in major banks in Israel and the U.S, management believes that the financial institutions that hold the Company's investments are sound and accordingly minimal credit risk exists with respect to these investments.

p.	Subsequent events

The Company evaluated all events or transactions that occurred subsequent to December 31, 2014 through, the date of approval of these consolidated financial statements and has determined that there are no subsequent events that require disclosure or recognition in the consolidated financial statement, except as noted in note 11.

q.	Accounting policies recently adopted

In June 2014, the FASB issued guidance to improve financial reporting by reducing the cost and complexity with the incremental reporting requirements for development stage entities. The amendments to the FASB Accounting Standards Codification under this guidance remove the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S GAAP.

POCARED DIAGNOSTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In addition, the amendments eliminate the requirements for development stage entities to (1) present inception-to-date information in the statements of operations, cash flows, and shareholders' deficit, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage.

The amendments are effective for annual reporting periods beginning after December 15, 2014. Early application is permitted for any annual reporting period for which the entity's financial statements have not yet been issued. The Company's management has decided to early adopt this guidance for the December 31, 2014 annual reporting period.

NOTE 3:-	INVENTORY

	December 31,
	2014	2013
Raw materials and components	$-	$206
Work in progress	-	-

	$-	$206

*)	During the year ended December 31, 2014 the Company recorded a $ 206 write offs of inventory under research and development cost.

NOTE 4:-	PROPERTY AND EQUIPMENT

	December 31,
	2014	2013
Cost:
Computers, peripheral equipment and software	$335	$331
Lab equipment	1,166	907
Office furniture and equipment	60	57
Leasehold improvements	225	215
Communication equipment	22	22

	1,808	1,532
Accumulated depreciation	941	695

Depreciated cost	$867	$837

Depreciation expenses amounted to $ 251 and $ 223 for the years ended December 31, 2014 and 2013, respectively.

POCARED DIAGNOSTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	CONVERTIBLE LOANS

a.
During October 2013, the Company entered into a convertible loan agreement, according to which certain lenders provided the Company with convertible loan in an aggregate amount of $ 2,000. The loan bears annual interest at the rate of 8%, compounded annually.

b.
On February 2014, the Company entered into another convertible loan agreement according to which certain lenders provided the Company with convertible loan in an amount of $2,038. The loan bears annual interest at the rate of 8%, compounded annually.

The Company accounted for above convertibles loans according to ASC 470-20 "Debt with Conversion". Beneficial conversion feature was recorded as the effective conversion price of the convertibles loans was lower than the fair market value of the share on the date of issuance. The beneficial conversion feature amounted to $204 and $ 200 in 2014 and 2013, respectively, on the issuance date and was amortized through the date of conversion of the loans. The amortization expenses of the beneficial conversion feature amounted to $15 and $9 for the years ended December 31, 2014 and 2013, respectively.

c.	On March 27, 2014 the convertible loans and accrued interest were converted into 8,011,340 Preferred F Shares.

NOTE 6:-       SHARE CAPITAL

a.	Share rights:

1.	Ordinary shares:

The holders of Ordinary shares have the right to receive notices to attend and vote in general meetings; the right to share in dividends and a residual right upon liquidation after all preferred shareholders have received their preference allocation. In November 2013, the Company changed its preference allocation in such a manner that upon the occurrence of a deemed liquidation event, as this term is defined in the Articles of Association, which also consists of a transaction for the sale of the Company, the holders of Ordinary rights, including employees who exercise their options under the 102 capital gains and the 3(i) tracks into Ordinary shares, will receive a preference right in the distribution of the proceeds provided that the value of the transaction exceeds the lower threshold and/or that the transaction occurs prior to certain predetermined dates, all as defined in the Articles of Association, unless the employees are entitled to higher proceeds through the pro rata distribution of the options under the 102 capital gains track. In 2014, the Israeli tax authorities approved that the change in the preference of Ordinary rights do not present a tax event for the options holders in the capital gain track.

POCARED DIAGNOSTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-       SHARE CAPITAL (Cont.)

2.	Preferred shares:

Preferred shares confer to their holders certain right to receive dividends and the right to vote. The Preferred shares are convertible into Ordinary shares on a one-for-one basis at any time except the Preferred F and Preferred G shares that are convertible into Ordinary shares on a two-for-one basis and one and a half for one basis, respectively, at any time, at the holder's discretion. The Preferred share will be automatically converted into Ordinary share upon certain events, all as set forth in the Company's Amended Articles of Association. The Preferred shares confer upon the holders certain liquidation preference, depending on the ratio between the assets available from distribution and the original purchase price, all as set forth in the Company's Amended Articles of Association.

b.	Share capital:

Issuance of shares:

1.	On February 18, 2013 the Company issued 6,170,696 Preferred F shares in consideration of $ 3,733.

2.	On May 13, 2013 the Company effected a private placement and on June 12, 2013 issued 4,958,678 Preferred F shares in consideration of the first installment of $ 3,000.

3.
On March 27 and September 19, 2014, as part of a share purchase agreement, the Company effected a private placement and issued 10,558,753 and 6,159,272 Preferred G Shares in consideration of $ 6,000 and $ 3,500, respectively.

4.	On September 4, 2014, the company issued 141,667 Ordinary shares to a related party in consideration of $ 85.

5.	Liquidation preference of Preferred shares as of December 31, 2014 amounted to $ 149,220.

c.	Stock Option Plan:

Under the Company's 2007 Share Option Plan ("the Plan"), options may be granted to officers, directors, employees and consultants of the Company.

Pursuant to the Plan, the Company reserved for issuance 14,304,127 Ordinary shares. As of December 31, 2014, an aggregate of 1,750,995 stock options of the Company are still available for future grant. Each option granted under those Plans is exercisable until the earlier of seven years from the date of the grant of the option or the expiration dates of the respective option plans. The options vest primarily over a service period of four years. For each grant, 25% of the option vest on the option vest on the first anniversary of the grant and 6.25% at the end of each subsequent quarter over the course of the following three years.

POCARED DIAGNOSTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-       SHARE CAPITAL (Cont.)

Any options canceled or forfeited before expiration, become available for future grants. All as set forth in the Plan, or otherwise approved by Board of Directors.

A summary of the Company's stock option plan activity is as follows:

	Year ended December 31, 2014
	Number of options	Weighted average exercise price	Weighted average Remaining contractual term (in years)

Outstanding at beginning of year	10,089,550	$0.23	5.61
Granted	1,404,116	$0.09	4.75

Outstanding at end of year	11,493,666	0.21	5.5

Exercisable at end of year	5,718,316	0.18	3.07

The weighted average grant date fair values of options granted as of December 31, 2014 and 2013 was $0.04 and $ 0.05, respectively.

The weighted average fair values of the outstanding options as of December 31, 2014 and 2013 was $ 0.09.

d.	Options granted to non-employees:

The Company's outstanding options that were granted to service providers as of December 31, 2014 are as follows:

Issuance date	Number of options	Exercise price	Options exercisable	Exercisable through
April 2005	9,877	$0.18	9,877	April 2015
July 2005	9,877	$0.18	9,877	July 2015
December 2005	8,438	$0.65	8,438	December 2015
May 2006	19,936	$1.14	19,936	December 2016
August 2009	23,666	$0.63	23,666	August 2016
January 2011	611,920	$0.09	573,675	January 2018
June 2011	50,306	$0.09	43,715	June 2018
September 2011	50,306	$0.09	40,593	September 2018
January 2013	50,306	$0.09	37,470	January 2020
May 2013	46,466	$0.09	17,425	May 2020
March 2014	102,676	$0.04	-	March 2021
September 2014	36,247	$0.04	-	September 2021
September 2014	17,986	$0.09	-	September 2021
	1,038,007		781,972

POCARED DIAGNOSTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-       SHARE CAPITAL (Cont.)

The Company accounts for its options to consultants under the fair value method of ASC 505-50. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2014 and 2013:

	2014	2013

Dividend yield	0%	0%
Expected volatility	84%	105%
Risk-free interest	1.68%	1.55%
Expected life	7 years	6.5 years

e.	Stock-based compensation expenses:

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees, directors and service providers included in the Company's consolidated statement of operations:

	Year ended December 31,
	2014	2013

Research and development cost	$14	$44
General and administrative expenses	56	67

Total stock-based compensation expense	$70	$111

As of December 31, 2014, there was $ 82 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and service providers under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 4 years.

NOTE 7:-	CONVERTIBLE PREFERRED SHARES

a.
The Company's Amended and Restated Articles of Association authorize the issuance of shares of series A, B, C, D, E, F and G convertible preferred shares. The Article of Association ("AOA") states that the convertible preferred shares are not redeemable, they include certain contingent provisions (deemed liquidation events) that may trigger distribution of cash upon events that are not in the Company's control and that do not result in final liquidation of the Company (e.g., change in control). Based on ASC 480-10-S99, as redemption of the Company's convertible preferred shares is considered outside of the Company's control (since the board of directors is controlled by the preferred shareholders), all the convertible preferred shares have been classified outside of shareholders deficit in the Company's consolidated balance sheets and consolidated statements of changes in convertible preferred shares and shareholders' deficit.

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

Dividends

In the event of any declaration of a Dividend by the Company, and provided that, immediately after such declaration and distribution of such Dividend the net cash balance of the Company shall be at least $15,000, then the cash or property available for distribution to the Shareholders shall be distributed or allocated among the Shareholders according to the order of preference as set forth in the AoA.

Liquidation

Until a Qualified IPO, in the event of any sale, liquidation, dissolution or winding up, either voluntary or involuntary bankruptcy, or reorganization of the Company (collectively, a "Liquidation Event"), or a Deemed Liquidation Event (A “Deemed Liquidation Event” means a merger of the Company in which the shareholders of the Company do not own a majority of the shares of the surviving entity, the consummation of a sale of all or substantially all of the Company’s assets or shares, or a change of control of the Company, or any other transaction which results in more than 50% of the outstanding shares of the surviving entity being held by persons who were not shareholders of the Company immediately prior to such transaction), then the assets or proceeds available for distribution to the Shareholders or otherwise payable to them in their capacity as such (the "Distributable Proceeds") shall be distributed or allocated among the Shareholders according to liquidation preference mechanism as set forth in the AOA.

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

Taxable income of Israeli companies is subject to tax rate of 26.5% in 2014 and 25% in 2013.On July 30, 2013, the Israeli Parliament (the Knesset) approved the second and third readings of the Economic Plan for 2013-2014 ("Amended Budget Law") which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31
	2014	2013

Operating loss and deductions carry forwards	$16,937	$17,209
Reserves and allowances	42	37
Research and development tax credit	2,500	1,924
Depreciation of fixed assets	14	15

Net deferred tax asset before valuation allowance	19,493	19,185
Valuation allowance	(19,493)	(19,185)

Net deferred tax asset	$-	$-

POCARED DIAGNOSTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	TAXES ON INCOME (Cont.)

As of December 31, 2014, the Company has provided a full valuation allowance of approximately $ 19,493 in respect of deferred tax assets resulting from tax loss carry forwards and other temporary differences. Management currently believes that since the Company and its subsidiary have a history of losses it is more likely than not that the deferred tax regarding the loss carry forward and other temporary differences will not be realized in the foreseeable future.

d.	Loss before taxes on income consists of the following:

	Year ended December 31
	2014	2013

Domestic	$(10,538)	$(10,697)
Foreign	114	99

	$(10,424)	$(10,598)

The provision for income tax derives from reimbursement of the U.S. subsidiary's expenses by the parent company, which is taxable in the U.S.

e.	Net operating losses carry forward:

The Israeli Company has accumulated losses and deductions for tax purposes as of December 31, 2014, in the amount of approximately $ 63,914, which may be carried forward and offset against taxable income in the future for an indefinite period.

f.	Final tax assessments:

The Israeli Company's tax assessments through the 2009 tax year are considered final.

g.	No liability for unrecognized tax benefits was recorded as a result of implementation of ASC 740.

POCARED DIAGNOSTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-       FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31
	2014	2013
Financial income:
Interest on bank deposits	$(3)	$(8)
Foreign currency translation differences	-	(15)

	(3)	(23)
Financial expenses:
Interest and bank charges	23	40
Beneficial conversion feature	15	9
Interest related to convertible loan	57	-

	95	49

	$92	$26

NOTE 10:-	COMMITMENTS

a.
The facilities and motor vehicles of the Company are rented under operating leases that expire on various dates. Aggregate minimum rental commitments under cancelable and non-cancelable leases as of December 31, 2014, are as follows:

Year

2015	$451
2016	219

$670

Facilities and motor vehicles rent expenses for the years ended December 31, 2014 and 2013, were $ 477 and $ 467, respectively.

Royalties to supplier expenses for the years ended December 31 ,2014 and 2013, were $ 25,000 and 0, respectively.

b.	During the year 2014, the Company entered into several purchase orders with several suppliers. As of December 31, 2014, the Company has open purchase orders in the amount of $ 872.

NOTE 11:-	SUBSEQUENT EVENTS

On January 28, 2015, the Company's board of directors was presented with additional series G Preferred share purchase agreement.

POCARED DIAGNOSTICS LTD.

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

Based on this, the following adjustments are required to the financial statements:

c.	Reconciliations to balance sheets:

	December 31, 2014			December 31, 2013
	U.S GAAP	Effect of transition to IFRS	IFRS	U.S GAAP	Effect of transition to IFRS	IFRS
ASSETS

Total current assets	$2,655	$-	$2,655	$1,570	$-	$1,570

Total non-current assets	888	-	$888	858	-	858

Total assets	$3,543	$-	$3,543	$2,428	$-	$2,428

LIABILITIES AND EQUITY

Total current liabilities	$1,023	$-	$1,023	$1,165	$-	$1,165

Convertible loan	-	-	-	1,833	(1,723)	110

Convertible Preferred shares	77,834	(77,834)	-	64,245	(64,245)	-

Total shareholders' equity	(75,314)	77,834	2,520	(64,815)	65,968	1,153

Total liabilities and shareholders' equity	$3,543	$-	$3,543	$2,428	$-	$2,428

d.	Reconciliations to the statement of income:

	December 31, 2014			December 31, 2013
	U.S GAAP	Effect of transition to IFRS	IFRS	U.S GAAP	Effect of transition to IFRS	IFRS

Operating expenses	$8,741	$-	$8,741	$10,572	$-	$10,572

Financial expenses	92	214	306	26	77	103

Loss before income taxes	10,424	-	10,424	10,598	-	10,675

Income taxes	54	-	54	22	-	22

Net loss	10,478	214	10,692	10,620	77	10,697

POCARED DIAGNOSTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-     STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY ACCORDING TO IFRS

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares			Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Preferred G shares		Additional paid-in	Deficit accumulated during the development	Total shareholders'
	Number	Amount		Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Capital	Stage	equity
Balance at December 31, 2012	2,000,000	$4		1,333,333	$3	1,507,341	$3	760,501	$2	9,573,601	$61	10,413,052	$25	37,172,832	$104	-	-	$60,863	$(58,059)	$3,006
Issuance of Preferred F shares (at $ 0.605)	-	-		-	-	-	-	-	-	-	-	-	-	11,129,374	32	-	-	6,701	-	6,733
Bifurcated derivative in convertible loan	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,000	-	2,000
Stock based compensation related to options granted to service providers and employees	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	111	-	111
Net loss	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,697)	(10,697)

Balance as of December 31, 2013	2,000,000	4		1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	48,302,206	136	-	-	69,675	(68,756)	1,153
Bifurcated derivative in convertible loan	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,038	-	2,038
Conversion of convertible loan into Preferred F shares (at $0.514)	-	-		-	-	-	-	-	-	-	-	-	-	8,011,340	23	-	-	373	-	396
Issuance of Preferred G shares (at $0.568)	-	-		-	-	-	-	-	-	-	-	-	-	-	-	16,718,025	47	9,423	-	9,470

Issuance of Ordinary shares (at $0.6)	141,667	*	)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	85	-	85
Stock based compensation related to options granted to service providers and employees	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	70	-	70
Net loss	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,692)	(10,692)

Balance as of December 31, 2014 (unaudited)	2,141,667	$4		1,333,333	$3	1,507,341	$3	760,501	$2	9,753,601	$61	10,413,052	$25	56,313,546	$159	16,718,025	$47	$81,694	$(79,448)	$2,520