Form 20-F
period 2015-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2016-03-14
CIK 315126

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
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

For the purpose of this Annual Report, the terms "group companies" and "companies in our group" collectively refer to subsidiaries, associates and other companies in which we have direct or indirect holdings through our wholly-owned subsidiaries, Elbit Ltd., or Elbit, and DEP Technology Holdings Ltd., or DEP, including DEP's 50.1% subsidiary, RDC Rafael Development Corporation Ltd., or RDC, and RDC's wholly owned subsidiary, R.D. Seed Ltd., or RDSeed. Our ownership interests in our group companies reflected in this Annual Report represent our beneficial ownership interests in the outstanding shares of these companies as of December 31, 2015 unless otherwise expressly indicated. Our outstanding beneficial ownership interests in the preferred shares of these companies are represented on an as-converted-basis, unless otherwise indicated. Except where expressly otherwise stated herein, our beneficial ownership interests do not take into account dilution due to the exercise of options or other convertible instruments and accordingly are subject to change as a result of the exercise of such options. Furthermore our fully diluted holdings do not take into account options or convertible loans when the amount of shares to be received upon their exercise or conversion, as applicable, is not known in advance. We have also indicated our direct holding and our share in the holding of RDC and RDSeed in a group company where applicable. The references in this Annual Report to the Statement of Financial Position items are as of December 31, 2015 unless otherwise indicated.

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

Group Companies Holdings Diagram

The following is a diagram of our holdings in our group companies as of December 31, 2015, including the group operating companies held through our subsidiaries, DEP, RDC and RDSeed directly indicating our percentage interests in the outstanding share capital of those of our group companies in which the aggregate amounts invested by us are at least $1 million (reflecting our holdings in ordinary shares and preferred shares on an as converted basis and not on a fully diluted basis):

Elron Electronic Industries Ltd.
100%
Elbit Ltd.
100%
DEP
1%
50%
RDC
100%
RD Seed
42%
Cloudyn
16%
IronScales
37%
Open Legacy
Notal Vision
20%
BrainsGate
30%
(1)Pocared
55%
Cartiheal
35%
(2)Coramaze
17%
Plymedia
25%
Aqwise
20%
Atlantium
6%

(1)
In January 2016, we and other shareholders of Pocared invested in Pocared an amount of $5 million (our share was approximately $4.5 million). As a result, our holding in Pocared's outstanding shares increased to 58%.

(2)	With the completion of the second installment of our investment in Coramaze, our holding in Coramaze is expected to increase to approximately 28%.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following selected financial data for the years ended and as of December 31, 2011, 2012, 2013, 2014 and 2015 are derived from our audited consolidated financial statements, of which the Consolidated Statements of Financial Position as of December 31, 2011, 2012, 2013, 2014 and 2015, and the Consolidated Statements of Income, for each of the years ended December 31, 2013, 2014 and 2015 appear later in this Annual Report and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. You should read the following selected financial data together with "Item 5 – Operating and Financial Review and Prospects" of this Annual Report, "Item 8 – Financial Information" of this Annual Report and our consolidated financial statements together with the notes thereto included elsewhere in this Annual Report. Please see Note 18 to our consolidated financial statements with respect to the computation of basic and diluted net earnings (loss) per ordinary share.

Item 3. Key Information (Cont.)

Consolidated statements of income

(in thousands of U.S. Dollars ("U.S. Dollars", "U.S. $" or "$"), except share and per share data)

	2011	2012	2013	2014	2015
Income
Income from sales	14,103	-	97	374	889
Gain from disposal and revaluation of investee companies and changes in holdings, net	34, 605	39,426	8,416	176,095	40,590
Financial income	1,758	1,241	684	887	1,112
	50,466	40,667	9,197	177,356	42,591
Cost and Expenses:
Cost of sales	5,823	-	59	124	267
Research and development, net expenses, net	18,184	6,869	3,929	2,113	13,129
Selling and marketing expenses	5,672	905	545	1,324	2,008
General and administrative expenses	10,474	7,190	7,193	7,057	7,556
Equity in losses of associates, net	10,374	8,357	11,868	15,840	8,566
Amortization of intangible assets	313	-	-	-	-
Financial expenses	4,173	2,052	561	3,393	650
Other expenses (income), net	9,560	(282)	(3,487)	793	22
	64,573	25,091	20,668	30,644	32,198
Income (loss) before taxes on income	(14,107)	15,576	(11,471)	146,712	10,393
Taxes on income (tax benefit)	602	(262)	(28,401)	45,326	(3,348)
Net income (loss)	(14,709)	15,838	16,930	101,386	7,045
Net income (loss) attributable to Elron's shareholders	(8,417)	4,357	17,935	85,494	2,451
Net income (loss) attributable to non-controlling interest	(6,292)	11,481	(1,005)	15,892	4,594
Net income (loss)	(14,709)	15,838	16,930	101,386	7,045
Net income (loss) per share attributable to shareholders:
Basic gain (loss) per share	(0.34)	0.09	0.54	2.87	0.08

Weighted average number of ordinary shares used in computing basic gain (loss) per share (in thousands)	29,660	29,664	29, 743	29,744	29,744
Diluted gain (loss) per share	(0.34)	0.09	0.54	2.87	0.08
Weighted average number of ordinary shares used in computing diluted gain (loss) per share (in thousands)	29,660	29,664	29,744	29,744	29,744

Item 3.	Key Information (Cont.) Consolidated Statement of Financial Position

(in thousands of U.S. Dollars ("U.S. Dollars", "U.S. $" or "$"), except share and per share data)

	2011	2012	2013	2014	2015
Cash, cash equivalents and short-term and long term investments	40,078	47,541	32,291	159,914	150,184
Assets held for sale	3,155	-	108,735	-	-
Investments in associate companies and in other companies and long term receivables	134,237	140,624	34,870	33,858	34,924
Total assets	208,329	197,082	212,902	197,728	214,869
Total current liabilities	4,994	42,842	7,701	4,951	6,363
Long term loans from banks and others	3,288	4,000	-	-	-
Total equity	194,083	184,919	199,815	192,777	206,402
Equity attributable to Elron's shareholders	173,609	162,040	180,783	155,879	158,207
Capital stock	191,481	190,414	194,160	202,392	203,411

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

If our cash resources are insufficient to finance our operations, we may be unable to obtain alternative sources of financing and consequently may be unable to invest in existing and new companies. Our financial resources are dependent upon the proceeds of realization of our holdings in our group companies. In the absence of sufficient amounts of such financial resources, there is no assurance that we will be successful in raising additional capital for our activities and continued support of and investment in our existing and new companies.

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

We believe that we were characterized as a passive foreign investment company for U.S. federal income tax purposes in 2014 and 2015, and, as a result, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year, after applying certain look-through rules (i) 75% or more of our gross income is passive income, or (ii) at least 50% of our assets (averaged quarterly over our taxable year) are held for the production of, or produce, passive income, then we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

U.S. shareholders of a foreign corporation that is a PFIC may suffer adverse tax consequences, including having gains realized on the sale of ordinary shares taxed at ordinary income rates, rather than capital gain rates. Similar rules apply to distributions that are classified as "excess distributions". In addition, both gains upon disposition and amounts received as excess distributions could be subject to an additional interest charge by the United States Internal Revenue Service, or IRS. If a foreign corporation is a PFIC, the price and marketability of such corporation’s shares could also n be adversely affected

We believe that we were a PFIC in 2015. As a result, we also believe that we were a PFIC in 2014. While we believe that we did not satisfy the income and asset tests in 2014, we would not have been treated as a PFIC in 2014 if we qualified for a change in business exception. In order to qualify for the change of business exception to PFIC status in 2014, we generally had to satisfy the following requirements: (1) we were never classified as a PFIC prior to 2014, (2) substantially all of our passive income for 2014 was attributable to proceeds from the disposition of one or more active trades or businesses and (3) we are not classified as a PFIC in 2015 and 2016. We believe that it was likely that we satisfied requirements (1) and (2) above with respect to 2014. However, as we believe that we were a PFIC in 2015, we cannot satisfy requirement (3). Thus, if we were a PFIC in 2015, we were also a PFIC in 2014.

Since we believe we were a PFIC in 2015 and therefore also in 2014, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares taxed at ordinary income rates, rather than capital gain rates. Similar rules apply to distributions that are classified as "excess distributions". In addition, both gains upon disposition and amounts received as excess distributions could be subject to an additional interest charge by the United States Internal Revenue Service, or IRS. The determination that we are a PFIC could also have an adverse effect on the price and marketability of our ordinary share.

U.S. holders that own our ordinary shares may be able to avoid (or minimize) the adverse tax consequences described above if they can, and do, elect to apply one of two alternative taxing regimes – the “qualified electing fund” (“QEF”) and “mark-to-market” regimes, which are described below in Item 10 – Additional Information – Taxation – U.S. Federal Income Tax Considerations – Tax Consequences If We Are a Passive Foreign Investment Company. In general, a U.S. holder may make a QEF election so long as we provide U.S. holders with a PFIC Annual Information Statement (described below in Item 10 – Additional Information – Taxation – U.S. Federal Income Tax Considerations – Tax Consequences If We Are a Passive Foreign Investment Company), which contains information as to (or enables a U.S. holder to compute), inter alia, the U.S. holder’s pro rata share of our ordinary earnings and net capital gain under U.S. tax principles. We prepare our financial statements and data in accordance with IFRS and do not separately compute income and loss in accordance with U.S. federal income tax principles and accordingly, we do not intend to provide U.S. holders with a PFIC Annual Information Statement. As a result, U.S. holders may not be able to make a QEF election. In general, a U.S. holder may make a mark-to-market election if our ordinary shares are considered “marketable stock.” A class of stock is “marketable stock” if it is “regularly traded” on a “qualified exchange or other market” (within the meaning of Treasury Regulation Section 1.1296-2(c)). Our ordinary shares are currently traded on the OTC Pink in the United States and on the Tel Aviv Stock Exchange in Israel. We do not believe that the OTC Pink would be considered a “qualified exchange or other market” for this purpose. While it is not entirely clear, we believe that the Tel Aviv Stock Exchange should be considered such a “qualified exchange or other market.”

Even if U.S. holders are able to make a QEF election or mark-to-market election, U.S. holders that owned our ordinary shares in 2014 may have additional negative consequences from making either a QEF election or mark-to-market election with respect to 2015.

Unless a QEF election or mark-to-market election is made with respect to our ordinary shares, the determination that we are a PFIC in a taxable year generally will cause such PFIC status to apply with respect to a U.S. holder who held our shares in such year to all future taxable years in which such holder continues to own our shares, notwithstanding that we may not be a PFIC in such other taxable years.

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

Our principal shareholder, Discount Investment Corporation Ltd. (TASE:DISI), or DIC, has the ability to direct our business and affairs. As of December 31, 2015, DIC beneficially owned an aggregate of approximately 50.32% of our ordinary shares and is our controlling shareholder. As of the date of publication of this Annual Report, DIC has the power to elect a majority of the members of our board of directors and accordingly, DIC has the ability to direct our business and affairs subject to the provisions of the Promotion of Competition and Reduction of Centralization Law, 5774-2013 ("Concentration Law") requiring that a majority of the board of directors be independent. Furthermore, we entered into a Services Agreement with DIC pursuant to which we receive substantially all of our managerial and administrative services through a staff employed by DIC. Also, a vice president of DIC serves as our Chief Executive Officer. For more information see "Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders". In addition, DIC's control over us may impose various regulatory restrictions on our activities. See risk factors below regarding anti-trust regulations, Bank of Israel regulations on borrowing from Israeli banks, and regulatory and contractual restrictions. Due to the Israeli Law for Increasing Competitiveness and Reducing Market Concentration, DIC will be permitted to continue to control us until December 2019. For more information see “Risks Affecting Us and the Companies in Our Group".

We voluntarily delisted from the Nasdaq Global Select Market and may in the future seek to terminate our Exchange Act registration. In view of the significant costs associated with maintaining a U.S. listing, our relatively limited number of U.S. holders of record and the fact that a substantial majority of the trading of our shares then occurred on the Tel Aviv Stock Exchange, or TASE, we voluntarily delisted our shares from the Nasdaq Global Select Market, or Nasdaq, on January 6, 2010. As a result of our delisting, we are required to comply with reporting requirements in accordance with both Israeli and applicable U.S. securities laws. To the extent that we comply with one of the deregistration conditions required under the applicable U.S. securities laws, it will be possible for us to effect a deregistration. The foregoing actions may have an adverse impact on the market price for our ordinary shares. If we are successful in terminating our Exchange Act registration, we will no longer be obligated to file reports with or furnish reports to the SEC, including annual reports on Form 20-F and reports on Form 6-K. After deregistration under the Exchange Act, we will continue to be governed by disclosure requirements under applicable Israeli law and regulations. Since the time we voluntarily delisted and until today, the conditions for deregistering have not been met. For more information see "Item 4.A – History and Development of the Company".

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

Our ability to invest in companies or conclude exit transactions may be adversely affected and/or prevented by anti-trust regulations both in Israel and abroad. The Israeli and international anti-trust laws may adversely affect and even prevent our or our group companies' ability to invest in companies or to effect exit transactions. Certain of these transactions may be subject to the approval of the General Director of the Israeli Anti-Trust Authority, or the General Director, which approval may be denied or given with certain conditions. Due to the fact that IDB Development Corporation (TASE: IDBD), or IDBD, holds, indirectly through DIC, more than 50% of our shares, any enquiry as to whether an investment transaction needs to be reported to or to receive the consent of the General Director is extensive in its scope, taking into account other companies within the IDBD group of companies. In addition, since our group companies may become involved in or be the subject of cross border transactions, foreign anti-trust approvals in countries in which the parties to the transaction operate, such as the United States and Europe, may also be required, which may in turn delay or prevent such transactions from taking place.

The Concentration Law may adversely affect our business. In December 2013, the Concentration Law was published and some of the provisions apply to us, namely in the following respects:

a.
According to the Concentration Law's provisions, "reporting corporations" (generally speaking, corporations whose securities are held by the public) structured as pyramids are restricted to two tiers of reporting corporations (while a company lacking a controlling shareholder will not count as a first-tier company). This means that as of the date of publication of this Annual Report, we are considered a third-tier company and a significant "real entity" as such term is defined under the Concentration Law. So long as we are considered a third-tier company according to the Concentration Law, we are entitled to continue controlling reporting companies that are under our control as of the Concentration Law's publication, for up to four years after the publication of the Concentration Law. As of the date of publication of this Annual Report, there are no reporting companies under our control. Our controlling shareholder, DIC, is considered as of the publication of this Annual Report a second-tier company that is entitled to continue controlling us for up to six years after the Law's publication.

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

We have indemnification obligations which survive exit transactions and may not receive the entire proceeds due to us from exit transactions of our group companies. During the execution of exit transactions, we, as shareholders of our group companies, and/or our group companies are often called upon to make representations and warranties to the acquirer about the relevant group company and to, under certain circumstances, indemnify the acquirer for damages should such representations or warranties prove to be inaccurate. In addition, a portion of the sale proceeds is often held in escrow as security for the indemnification obligations, which may expose us to the risk of ultimately not receiving all or part of such portion of the proceeds should the representations and warranties prove to be inaccurate. Also, certain proceeds may be contingent upon future performance of such companies following the exit transaction and over which we have no control and accordingly, there is no assurance that such proceeds will be ultimately paid to us in full or at all. Should we not receive the entire proceeds due to us from exit transactions of our group companies in the circumstances described above, it may affect our results of operations and financial condition. Regarding representations and deposit of moneys in escrow in connection with the sale transactions of Medingo Ltd. ("Medingo"), Wavion, Sync-Rx, Kyma and Jordan Valley see "Item 4.A – History and Development of the Company" below. In addition, representations were given by our group companies in the past and by us in the framework of the sale of other companies previously sold by us.

The market price of our ordinary shares is subject to fluctuations. The market price of our ordinary shares has fluctuated significantly over time. The following factors, among others, may significantly impact the market price of our ordinary shares:

•	any slowdown of the global economic condition;

•	low trading volume of our ordinary shares, which decreased following our delisting from Nasdaq and may further decrease;

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

There is no assurance that our subsidiary, RDC, will be able to continue to develop technologies and/or new companies. Our wholly-owned subsidiary, DEP, holds 50.1% of the outstanding shares and voting rights of RDC, which was established by DEP together with the predecessor of Rafael Advanced Defense Systems Ltd., or Rafael, pursuant to an agreement entered into in 1993. RDC has first rights to commercialize certain technologies of Rafael for the development of products for use in non-military markets. For more information, see "Item 10C – Additional Information – Material Contracts." Our ability to continue to grow and develop and to build new companies within RDC could be harmed, and our business, financial condition and results of operations could be adversely affected, if we are unable to realize the full potential value of RDC's agreement with Rafael as a result of any of the following:

•	Rafael does not cooperate with RDC in the realization of RDC's rights under the agreement;

•	Rafael or RDC does not identify existing technology, or Rafael does not develop new technology, that is identified suitable for being commercialized in non-military markets;

•	RDC does not reach agreement with Rafael on the terms of the use of technology for commercial purposes;

•	RDC is unable to obtain continued financing from its shareholders or otherwise, if and when required.

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

Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future and may be restrictive in their terms. Certain of our group companies participate in programs of the Office of the Israeli Chief Scientist, or, the OCS, and the Israel Investment Center, from which they receive grants of between 20% and 50% of the research and development expenses and other benefits for the financing of a portion of their research and development expenditures in Israel. In consideration for receiving a grant from the OCS, the company receiving the grant, or, the Recipient Company, is obligated to pay the OCS royalties from the revenues generated from the sale of products (and related services) or services developed (in all or in part) according to, or as a result of, a research and development program funded by the OCS (at rates which are determined under the Israeli Encouragement of Industrial Research and Development Law, 5744-1984 and related regulations, or the R&D Law), up to the aggregate amount of the total grants received by the OCS, plus annual interest (as determined in the R&D Law). Following the full payment of such royalties and interest, there is generally no further liability for royalty payment. Nonetheless, the restrictions under the R&D Law (as generally described below) will continue to apply even after the Recipient Company has repaid the full amount of royalty payable pursuant to the grants. Any intellectual property developed using the OCS grants and any right derived therefrom must be fully and originally owned by the Recipient Company unless transfer thereof is approved in accordance with provisions of the R&D Law.

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

The Recipient Company is subject to certain obligations under the R&D Law. The pertinent obligations are as follows:

•
Local Manufacturing Obligation: Products developed as a result of OCS funded R&D must, as a general matter, be manufactured in Israel. The transfer of manufacturing capacity outside of Israel, in whole or in part, is subject to the OCS's prior written approval (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which requires merely a notice) and the payment of royalties at an increased rate (usually 1% in addition to the standard rate and increased royalties CAP (between 120% and 300% of the amount of the grant (depending on the manufacturing volume that is performed outside of Israel). A company also has the option of declaring in its OCS grant application an intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval and pay the increased royalties CAP.

•
Know-How transfer limitation: Approval of the transfer of OCS funded Know-How to another Israeli company may be granted only if the recipient abides by all the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how and manufacturing capacity outside of Israel. In addition, the R&D Law restricts the ability to transfer know-how funded by the OCS outside of Israel. Transfer of OCS funded know-how outside of Israel requires prior OCS approval and is subject to certain payment to the OCS calculated according to formulae provided under the R&D Law. The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to a third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration considering amortization mechanism and less royalties already paid to the OCS. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between aggregate OCS grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. The R&D Law establishes a maximum payment of the redemption fee paid to the OCS under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its OCS funded know-how, in whole or in part, or sells it as part of an M&A transaction, and subsequently significantly reduces its R&D activity in Israel, the maximum redemption fee under the above mentioned formulas shall be no more than 6 times the amount received (plus annual interest) for the applicable know-how being transferred, or the entire amount received from the OCS as applicable; (ii) in the event that following the transactions described above (i.e. asset sale of OCS funded know-how or transfer as part of an M&A transaction) the company continues to conduct its R&D activity in Israel (for at least three years following such transfer and keeps on staff at least 75% of the R&D employees it retained for the six months before the know-how was transferred), then the company is eligible for a reduced cap of the redemption fee of no more than 3 times the amounts received (plus annual interest) for the applicable know-how being transferred, or the entire amount received from the OCS, as applicable.

It should be noted that there is no assurance that our group companies will receive the required approvals from the OCS for any proposed transfer outside of Israel of technology and/or know-how developed with OCS funding, if such will be required.

In the event that the applicable company from our group companies which received grants from the OCS, will request to manufacture OCS funded products outside Israel or to transfer their OCS funded know-how or a part thereof to a non-Israeli entity, including within the framework of the sale of that company or its assets, then the approval of the OCS will be required and this will involve additional payments to the State of Israel.

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

On July 29, 2015, the R&D Law was amended ("Amendment number 7"). Pursuant to Amendment number 7, the National Authority for Technological Innovation ("NATI"), a statutory corporation, will be established and will replace the OCS. Pursuant to Amendment number 7, the current restrictions under the R&D Law will be replaced by new arrangements in connection with ownership obligations of know-how (including with respect to restrictions on transfer of know-how and manufacturing activities outside of Isreal) as well as royalties obligations associated with approved programs, which will be promulgated by NATI. The commencement date for Amendment number 7 was January 1, 2016. However, in the interim, until new arrangements are adopted by NATI, the R&D law as it existed prior to the amendment continues to be in effect. NATI should be constituted no later than July 28, 2018, and new arrangements should be adopted no later than one year thereafter. As of the date of filing of this Annual Report, we are unable to assess the effect, if any, of the promulgation of such arrangements on us and our group companies.

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

Below is a table grading the influence of the above described risk factors on the Company:

Risk Factor Influence on the Company
	Major Influence	Medium Influence	Minor Influence
Specific Risks Affecting Us
Our financial results and our cash reserves are directly impacted by our ability to conclude "exit" transactions at significant values	✓
If our cash resources are insufficient to finance our operations, we may be unable to obtain alternative sources of financing and consequently may be unable to invest in existing and new companies.			✓
We may be deemed to be an investment company under the U.S. Investment Company Act of 1940.			✓
If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.		✓
It may be difficult to serve process or to enforce a U.S. judgment against us, our directors and our officers.			✓
Our principal shareholder, Discount Investment Corporation Ltd. or DIC, has the ability to direct our business and affairs.			✓
We voluntarily delisted from the Nasdaq Global Select Market and may in the future seek to terminate our Exchange Act registration.			✓
Risks Affecting Us and the Companies in Our Group
We compete with other entities for acquisition and investment opportunities.	✓
Global and local economic conditions has adversely affected and may continue to adversely affect our and our group companies' results and financial condition and could lead to impairment charges	✓
Our financial results and financial condition are principally impacted by the results of operation of, and the value of our holdings in, our group companies.	✓
Our financial results significantly depend on the results of operations of our group companies, which continue to invest heavily in their development and have generated losses.	✓
We may face difficulties in our ability to dispose of our shares in companies in our group.	✓
Our ability to invest in companies or conclude exit transactions may be adversely affected and/or prevented by anti-trust regulations both in Israel and abroad.			✓
The Israeli Promotion of Competition and the Reducing of Concentration Law may adversely affect our business	✓
We and our group companies are subject to regulatory requirements and restrictions in Israel and various other countries		✓

Risk Factor Influence on the Company
Major Influence	Medium Influence	Minor Influence
We have indemnification obligations which survive exit transactions and may not receive the entire proceeds due to us from exit transactions of our group companies.			✓
The market price of our ordinary shares is subject to fluctuations.		✓
Many of our group companies may face difficulties in obtaining future financing on favorable terms or at all.	✓
Bank of Israel regulations limit our and our group companies' ability to borrow from Israeli banks.			✓
Our results, and the value of our investments, are affected by volatility in the securities markets.			✓
There is no assurance that our subsidiary, RDC, will be able to continue to develop technologies and/or new companies.			✓
Most of our group companies are dependent upon proprietary technology, which may be infringed by, or may infringe upon, the proprietary technology of others.	✓
The technological fields within which our group companies operate involve a high level of risk and uncertainty.	✓
Many of our group companies experience intense competition.		✓
Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future and may be restrictive in their terms.			✓
We and our group companies may have difficulty retaining key employees.	✓
Certain of our group companies depend on international operations.			✓
Conditions in Israel may affect our operations and the operations of our group companies.			✓
Our and our group companies' operations could be disrupted as a result of the obligation of personnel in Israel to perform military service.			✓
The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations.			✓
Product liability claims could adversely affect the business results of our group companies, especially those operating in the medical device industry.			✓
Product regulation may adversely affect the ability of our medical device group companies to bring new products to market or to continue to supply existing products to the market.	✓

Risk Factor Influence on the Company
Major Influence	Medium Influence	Minor Influence
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
✓
The development of products by our group companies in the medical device field is dependent upon the success of clinical trials.	✓
Our medical device companies experience significant uncertainty during the research and development stage	✓

Item 4.	Information on the Company

A. History and Development of the Company

We are an operational holding company that focuses on building and enhancing technology companies, mainly in the field of medical devices. Our current group companies include companies at different stages of development and business maturation, operating in various technology fields such as medical device and other fields.

Our primary goal is to create value for our shareholders by enhancing and realizing our holdings, whether through exit transactions or public offerings, while seeking new investment opportunities, such as medical device companies with significant exit potential. For this purpose, we strive for significant holdings in companies and act towards enhancing their value through involvement in their management and direction. We are involved in the management of our group companies by means of active membership on their boards of directors and board committees and providing active assistance to management. We are directly involved in matters of policy guidance, strategic planning, marketing, selecting and manning senior management positions, determining the business plan, approving investments and budgets, development and operational guidance, assistance in creating strategic partnerships, and the overall ongoing monitoring of our group companies' performance.

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

The following are significant transactions and events, together with follow-on investments, which we and our group companies have completed or which took place in 2013, 2014, 2015 and through the date this Annual report, by company in reverse chronological order.

Sale of Jordan Valley

•
In October 2015, Bruker Scientific Israel Ltd, a wholly-owned indirect subsidiary of Bruker Corporation, signed a definitive agreement with Jordan Valley Semiconductors Ltd. or Jordan Valley and its shareholders for the acquisition of the entire outstanding share capital of Jordan Valley for up to approximately $53 million, which includes purchase price in the amount of $30 million plus the cash balance of Jordan Valley (the "Immediate Consideration") and additional payments of up to $15 million which are contingent upon Jordan Valley achieving certain revenue milestones and gross margin threshold in each of the 2016 and 2017 calendar years (the "Contingent Consideration"). The acquirer is entitled to certain indemnities in connection with the transaction, as is customary in transactions of this type, from the selling shareholders. Out of the Immediate Consideration, we received an amount of approximately $12 million of which an amount of approximately $1.3 million was deposited in escrow for a period of 18 to 30 months, mainly in order to secure certain indemnification obligations of the selling shareholders to the acquirer. We may receive an additional amount of up to approximately $2.2 million out of the Contingent Consideration. As a result of the transaction, we recorded in the third quarter of 2015 a gain in the amount of approximately $4 million in respect with the increase in the fair value of the investment in Jordan Valley.

Investment in and Sale of Kyma

•
In September 2015, ZOLL LifeVest Europe Holdings B.V., a fully owned subsidiary of ZOLL® Medical Corporation, or ZOLL Medical, an Asahi Kasei Group company and a manufacturer of medical devices and related software solutions signed a definitive agreement with Kyma Medical Technologies Ltd., or Kyma, and its shareholders, including RDC, and simultaneously completed the acquisition of Kyma's entire outstanding share capital in consideration for an immediate payment of approximately $35 million (the "Immediate Consideration") and additional contingent cash consideration in the form of inter alia (a) earn-out payments calculated as a multiple of year-on-year revenue growth from the sale of certain products of Kyma for a period of 4.5 years, and (b) future payments per unit deployed of certain products developed by the acquirer incorporating Kyma's technology, for a period of 5.5 years (together the "Contingent Consideration"), provided however that the Contingent Consideration will be payable if and for such amounts exceeding $10 million. The acquirer is entitled to certain indemnities from the sellers in connection with the transaction, as customary in transactions of this type. Out of the Immediate Consideration, RDC received an amount of approximately $18.8 million of which an amount of approximately $2.2 million was deposited in escrow for a period of 24 months in order to secure certain indemnification obligations to the acquirer. In addition, RDC recognized an asset in respect of the Contingent Consideration valued as of the date of the transaction at the amount of approximately $5.2 million, the fair value of which was determined with the assistance of an independent appraiser. As a result of the transaction, we recognized a net gain attributable to our shareholders in the amount of approximately $8.9 million in the third quarter of 2015 (a consolidated net gain in the amount of approximately $17.8 million).

•
In February 2015, Kyma entered into an agreement to extend the 2013 Preferred C shares round with certain of its existing shareholders, raising approximately $6.2 million in two installments. The first installment of approximately $4.6 million (including conversion of a loan of $0.5 million) of which RDC's share was approximately $1.9 million was invested immediately, following which RDC's holding in Kyma's outstanding shares decreased to approximately 53%. The second installment of approximately $1.6 million (of which RDC's share was approximately $0.63 million) was invested immediately prior to the sale of Kyma to ZOLL Medical.

In October 2013, Kyma, RDC and a new investor completed the Preferred C investment agreement in the amount of $6 million, which was invested in two installments in consideration for Preferred C shares of which RDC's share was approximately $2 million. In addition, the new investor also received warrants for Preferred C shares, affording the new investor the option to invest in Kyma an additional amount of $4 million. The first installment of $3 million (of which RDC invested $1 million) was invested in October 2013 following which RDC's holding in Kyma's outstanding shares decreased to approximately 64%, and the second installment of $3 million (of which RDC invested $1 million) was invested in January 2014 following which RDC's holding in Kyma's outstanding shares decreased to approximately 57.7%. After the first installment, which also brought about a change in Kyma's board of directors, RDC lost control over Kyma and commencing from the fourth quarter of 2013, the investment in Kyma began to be accounted for under the equity method of accounting. As a result, and in accordance with IFRS provisions, we recorded, in the fourth quarter of 2013, a net gain of approximately $1.7 million attributable to our shareholders (a consolidated net gain in the amount of approximately $2.8 million).

Investment in Pocared

•
In September 2015, Pocared Diagnostics Ltd., or Pocared, signed an investment agreement with us and other of its shareholders to invest $10 million in Pocared (which included a reorganization of Pocared's share capital) in consideration for Preferred B1 shares and warrants to purchase additional Preferred B1 shares. Our share in the total investment amount was approximately $9 million. The first installment, in the amount of $5 million, of which we invested approximately $4.5 million, was invested immediately. In January 2016, the second installment of $5 million, of which we invested approximately $4.5 million, was invested. As a result of the second installment, our holdings in Pocared's outstanding shares increased to approximately 58%.

•	In July 2015, some of Pocared’s shareholders, including us, granted Pocared a loan in the amount of $3 million of which our share was approximately $2.7 million.

•
In February 2015, Pocared signed an investment agreement with us and other of its shareholders pursuant to which $5 million was invested in Pocared in consideration for Preferred G shares and warrants to purchase additional Preferred G shares. Our share in the investment was approximately $4.5 million. Following the completion of this investment, our shareholding in Pocared increased from approximately 50% to approximately 53% on an outstanding basis and from approximately 44% to approximately 50% on a fully diluted basis. Following this investment, we were granted the right to appoint a majority of the directors serving on the Board of Directors of Pocared. As a result, and beginning February 2015, Pocared became a consolidated group company and accordingly, we recorded a gain in the first quarter of 2015 of $10.1 million with respect to the re-measurement of the fair value of our shareholdings in Pocared prior to the consolidation (i.e. the fair value of our shareholding in Pocared of $10.8 million less the value of our previous shareholding as recorded in our books of account in Pocared in the amount of $0.7 million).

In March 2014, Pocared signed an investment agreement with some of its shareholders, including us, whereby a total amount of $9.5 million was invested in two installments in consideration for Preferred G shares and of which our share was approximately $8.5 million. In addition, according to the investment agreement, loans in the amount of approximately $4.1 million (principal and accrued interest) were converted into Preferred F shares.

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

Investment in Cartiheal

•
In December 2015, Cartiheal (2009) Ltd., or Cartiheal, completed a $14.8 million financing round led by Johnson & Johnson Innovation – JJDC Inc., and with the participation of additional Cartiheal shareholders, including us, of which $11.8 million was invested in Preferred E Shares and $3 million was invested in Preferred D Shares pursuant to the exercise of Preferred D warrants. Our share in the financing round was approximately $5.4 million of which $4.1 million was invested in Preferred E Shares and approximately $1.3 million was invested in Preferred D Shares pursuant to the exercise of Preferred D warrants. Following this investment, Elron's holding in Cartiheal's outstanding share capital rose from approximately 34% to approximately 35% (from approximately 28.5% to 28.2% on a fully diluted basis).

•
In February 2015, Cartiheal entered into an agreement extending the 2012 round with its principal shareholders, including us, raising approximately $3 million for preferred D shares and warrants to purchase additional preferred D shares. The investment, of which we invested approximately $1.3 million, was made immediately upon signing, following which our holding in Cartiheal's outstanding shares increased from 32% to approximately 34%. In September 2013, we, together with the other investors, exercised warrants to purchase additional preferred D shares of Cartiheal in the amount of $5 million, of which we invested $2.5 million.

Investment in BrainsGate

•
In January 2015 we completed an agreement to invest in BrainsGate Ltd., or BrainsGate, together with Medtronic and additional shareholders of BrainsGate. According to the terms of the investment agreement, approximately $26 million will be invested in BrainsGate in two installments at a pre-money valuation of approximately $70 million. Our share of the aggregate investment is expected to amount to approximately $7.8 million. The first installment of $11 million was invested immediately, of which our share amounted to approximately $3.3 million. The second installment in the amount of $15 million is contingent upon the results of an interim analysis to be conducted by the Data and Safety Monitoring Board after follow up data of 600 patients participating in BrainsGate's clinical trial will be received, and subject to the decision by a majority of BrainsGate's investors. Our share in the second tranche is expected to amount to approximately $4.5 million. The investment round did not affect our percentage holding in BrainsGate.

Investment in Coramaze

•
In August 2015, we entered into our first investment agreement with coramaze technologies GmbH, or Coramaze, and its existing shareholders, in the amount of €4.5 million of which our share is €3.5 million. Coramaze is a German company developing a minimally invasive device to treat functional mitral valve regurgitation. The investment is in two installments in consideration for Preferred A shares. The first installment in the amount of €2.25 million (approximately $2.5 million), of which our share was €1.75 million (approximately $2 million), was invested immediately. Following the investment, we hold 17% of Coramaze’s outstanding shares. The second installment is due in May 2016. Subsequent to the completion of the second installment, we expect to hold approximately 28% of Coramaze’s outstanding shares.

Investment in Cloudyn

•
In December 2015, Cloudyn Software Ltd., or Cloudyn, completed an investment agreement in the amount of approximately $9 million for Series B1 Preferred Shares and warrants for Series B2 Preferred Shares which included a $6.5 million investment by a new investor and $2.5 million from current shareholders, including $1.25 million from RDSeed. Following the completion of the investment, RDSeed's holding in Cloudyn's outstanding share capital decreased from approximately 55% to 42% (and from approximately 52% to 35% on a fully diluted basis including warrants).

Following this investment which resulted in a change in Cloudyn's board of directors, RDSeed ceased to control over Cloudyn and commencing from the fourth quarter of 2015, the investment in Cloudyn is no longer consolidated in our financial statements and is accounted for under the equity method of accounting. As a result, we recognized in the fourth quarter of 2015 a net gain attributable to our shareholders in the amount of approximately $2.4 million (net of non-controlling interests) (a consolidated net gain in the amount of approximately $4.7 million), resulting mainly from the revaluation to fair value of RDSeed's investment in Cloudyn, under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income.

•
In July 2015, RDSeed, an additional investor and Cloudyn signed an Addendum to its Series B Preferred Share Purchase Agreement pursuant to which the Investors invested an aggregate amount of $1.5 million, in consideration for additional Preferred B shares, under the terms and conditions of the original Series B share purchase agreement. RDSeed's share in this investment was $0.75 million. Following this investment RDSeed's holding in Cloudyn's outstanding shares decreased to approximately 55%.

•
In August 2014, Cloudyn completed an investment agreement in the amount of approximately $3.5 million which included a $2 million investment by a new investor and also a conversion of loans in the amount of approximately $1.5 million granted by RDSeed to Cloudyn in consideration for Series B Preferred Shares. Following the completion of the investment, RDSeed's holding in Cloudyn's outstanding share capital decreased from approximately 61% to 55% (and from approximately 59% to 53% on a fully diluted basis).

Sale of Sync-Rx

•
In May2014, RDC received the full amount from the sale of Sync-Rx Ltd., or Sync-Rx, which was deposited in escrow, as described below. In November 2012, the sale of all the shares of Sync-Rx, a company approximately 87% held by RDC, to Volcano Corporation was completed for an aggregate consideration of approximately $17.25 million. RDC's share in the consideration amounted to approximately $15.8 million (of which an amount of approximately $3.1 million was deposited in escrow for a period of 18 months and already received). As a result, we recorded a net gain (net of non-controlling interest) in the fourth quarter of 2012 of approximately $8.6 million.

Investment in Notal Vision

•
In January 2016, Notal Vision, Inc., or Notal Vision, signed an investment agreement with its major shareholders, including us, in the amount of $5 million, of which our share was approximately $1 million, in consideration for additional Preferred C shares and warrants for Preferred C shares. The entire investment amount was invested immediately. This investment agreement did not significantly change our holding in Notal Vision.

•
In June 2015, Notal Vision signed an investment agreement with its major shareholders,       including us, in the amount of $3 million, of which our share was approximately $0.6 million, in consideration for additional Preferred C shares and warrants for Preferred C shares. The entire investment amount was invested immediately. This investment agreement did not significantly change our holding in Notal Vision.

•
In June 2014, Notal Vision's major shareholders, including us, exercised the option to participate in the additional installment of its financing round (see below) in the amount of $5 million, in consideration for Preferred C shares and warrants for Preferred C shares of which our share was approximately $1 million.

•
In July 2013, Notal Vision signed an investment agreement with its major shareholders, including us, in the amount of $10 million to be invested in two installments out of which our share was approximately $1.94 million and an option to participate in an additional installment in the amount of $5 million, in consideration for Preferred C shares and warrants for Preferred C shares. This agreement is an additional extension of the investment agreement signed in October 2010. The first two installments were invested during 2013. Our holding in Notal Vision did not change significantly following the extension of the investment agreement.

Investment in Open Legacy

•	In January 2016, RDSeed provided a convertible loan to Open Legacy Technologies Ltd., or Open Legacy, in the amount of $0.7 million.

•
In May 2014, RDSeed completed a new investment in Open Legacy, which is developing an open source based software application for the modernization of Legacy systems, of up to $2.1 million of which $1.3 million was initially invested and the balance of which was invested in May 2015 of which RDSeed's share was $0.7 million. In addition, in May 2015, the investors, including RDSeed agreed to extend a credit line of $0.5 million available to Open Legacy of which RDSeed's share is $0.4 million, in consideration for warrants to purchase additional Series A Preferred Shares. In December 2015, the credit line was fully drawn down and RDSeed was granted warrants to purchase additional Series A Preferred Shares, at the same price per share as the original investment. Following this investment, RDSeed holds approximately 37% of Open Legacy on an outstanding basis and approximately 30% of Open Legacy on a fully diluted basis.

Investment in IronScales

•
In October 2015 RDSeed signed a Series A Preferred Share Purchase Agreement with IronScales Ltd., or IronScales, to invest a total amount of up to $1.5 million in two equal installments in consideration for Preferred A shares. The first installment in the amount of $0.75 million was transferred immediately and the second installment is subject to IronScales' fulfillment of certain milestones, as specified in the agreement. In addition, RDSeed was granted a warrant to purchase additional Preferred A Shares, upon the same terms and conditions. Following the first installment, RDSeed's holding in IronScales' outstanding shares is approximately 16% and following the second installment RDSeed's holding in IronScales' outstanding shares will be approximately 27%. Assuming the full exercise by RDSeed of the warrant, RDSeed shall hold 30% of IronScales' share capital on a fully diluted basis.

Merger of Given Imaging and Covidien

In February 2014, Given Imaging Ltd., or Given Imaging, announced the completion of the acquisition of Given Imaging by a member of the Covidien group for a cash consideration of $30 per share by way of a reverse triangular merger, or Given Merger. As result of the completion of the Given Merger, we recorded, in the first quarter of 2014, a net gain (after tax) in the amount of approximately $107 million which includes our share in the gain RDC recorded in respect of the transaction.

Transfer of Shares of RDSeed to RDC

•
In July 2013, we transferred our shares in RDSeed, including any rights and obligations in connection therewith to RDC in consideration for $5 million, subject to adjustments. As a result, RDSeed became an RDC subsidiary.

Enablence Settlement

In September 2013, a settlement agreement was signed between Enablence Technologies Inc., or Enablence, and its debenture-holders, including us for the partial repayment of the debentures. According to the settlement agreement, out of the consideration Enablence paid to the debenture-holders, we received consideration, as follows: approximately $1.7 million in cash, of which an amount of $0.4 million was paid in Enablence shares which were purchased for cash by an Enablence shareholder as part of the settlement agreement; and 5,880,104 Enablence shares (constituting approximately 4% of Enablence's outstanding shares),. In addition, the debenture-holders, including us, waived the outstanding debt and released Enablence from any claims in connection with the debentures. As a result, we recorded in the third quarter of 2013 a net gain in the amount of approximately $3.5 million in respect of a partial cancellation of an impairment recognized in 2011.

Elron Distributions

•
On March 10, 2016, our Board of Directors resolved to make an application to the Court for a dividend distribution of US $15 million (constituting an amount of US $0.504307 per share) not out of our profits. Such dividend distribution is subject to the Court approval pursuant to Section 303 of the Companies Law, and the record date will be determined accordingly. We intend to file an application to the Honorable Court, accordingly. This decision of the Board of Directors was taken after the directors determined that considering the Company's assets and liabilities, the solvency criterion pursuant to the Companies Law has been met, namely that there is no reasonable concern that such dividend distribution would prevent us from meeting our existing and expected obligations, as and when they fall due, and that such dividend distribution is for the benefit of the Company and its shareholders.

It should be clarified that the abovementioned decision of the Board of Directors does not constitute a decision to distribute a dividend, and that a dividend distribution in any amount, shall be subject, in addition to the Court approval as stated herein (which is not assured), to a further separate approval of the Board of Directors in relation to the dividend distribution itself, subject to the Board's full discretion. Accordingly, it should be clarified that the as of the date of the publication of this Annual Report, there is no certainty as to the distribution of a dividend or the timing or amount thereof.

•	On August 24, 2014, our board of directors declared a dividend in the amount of $110 million or $3.69825 per share. The dividend was paid on September 23, 2014.

B. Business Overview

We operate in one field of activity (considered one reportable segment, in accordance with IFRS 8, Segments), namely investing in and enhancing the value of companies engaged in various technology fields and realizing such investments through exit transactions or public offerings.

Following are details regarding our holdings in our group companies (including, through RDC and RDSeed, in equity and voting), presented in alphabetical order, as of December 31, 2015. In this table, all of RDC's and RDSeed's rights are applied to us. It should be noted that we have holdings in other companies in which we have invested in amounts of less than $1 million  or in which our percentage holdings are small or companies in various stages of liquidation.

Group company name	Business	Basis of presentation in the Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Fully diluted percentage of shareholding and voting rights	Amount Invested by Elron and in the Aggregate (in $ million, unless otherwise specified)
AQWISE - WISE WATER TECHNOLOGIES LTD	Development manufacturing and marketing of biological and waste water treatment solutions for industrial and municipal markets	Fair Value	Two directors (out of ten directors)	19.81%	17.94%	Elron: 4.9 Total: 13
ATLANTIUM TECHNOLOGIES LTD	Development manufacturing and marketing of ultra violet based water disinfection solutions	Fair Value	One director (out of seven directors)	6.16%	5.49%	Elron:13.7 Total: 74
BRAINSGATE LTD	Development of a device for the treatment of ischemic stroke within 24 hours	Equity Method	One director (out of five directors)	29.84%	26.69%	Elron: 25 Total: 81
CARTIHEAL (2009) LTD	Development of an implant for repair of cartilage and bone in joints	Equity Method	Two directors (out of nine directors- only one director actually appointed)	35.21%	28.21%	Elron: 12 Total: 30
CLOUDYN SOFTWARE LTD	Development and marketing of a platform for the optimization of cloud service resources	Equity Method	One director (out of five directors)	43.79% of voting rights and 42.20% of shareholdings (by RDSeed only)	36.40% of voting rights and 35.09% of shareholdings (by RDSeed only)	RDSeed:6 Total: 16
CORAMAZE TECHNOLOGIES GmbH1	Developing a device for functional mitral valve regurgitation	Equity Method	Two director (out of seven directors)	17.07%	17.07%	Elron: 1.8 million Euro Total: 4.5 million Euro
IRONSCALES	Developing and providing a SaaS solution whose goal is to interactively teach employees how to detect and resist spear phishing attempts	Equity Method	Two directors (out of five directors)	15.63% (by RDSeed only)	20.75% (by RDC only)	RDSeed: 0.8 Total: 0.8
NOTAL VISION INC2	Development, manufacturing and marketing of systems and services for remote monitoring of AMD patients	Fair Value	One director (out of five directors)	21.48%	18.14%	Elron: 9 Total: 40
OPEN LEGACY3 TECHNOLOGIES LTD	Development of an open standards based software platform for delivering core enterprise applications (Legacy and On-premise) as digital services (e.g., digital banking)	Equity Method	Two directors (out of five directors)	36.69%	29.69%	RDSeed: 2.2 Total: 2.8
PLYMEDIA ISRAEL (2006) LTD	Development and marketing of advertising exchange services	Equity Method	One director (out of five directors)	25.30%	18.57%	Elron: 2.5 Total: 6
POCARED DIAGNOSTICS LTD4	Development of a microbiological laboratory system performing rapid and automated diagnosis	Consolidated	Five directors (out of Nine directors) -only three directors actually appointed)	55.08%	54.34%	Elron: 49 Total: 90
RDSEED LTD	Invests in early stage companies in cyber, information technology and enterprise software	Consolidated	Four directors (out of four directors)	100% (held by RDC only)	100% (held by RDC only)	RDC & Total: 16.8
RDC – RAFAEL DEVELOPMENT CORPORATION LTD	Incubation and development of companies based on or reliant on Rafael technology	Consolidated	Five directors (out of Nine directors) - only four directors actually appointed)	50.10%	50.10%	Not Relevant

____________________
1 With the completion of the second installment of our investment in Coramaze, our shareholding in Coramaze is expected to increase to approximately 28%.

2 In January 2016, we and other shareholders of Notal Vision invested additional $5 million in Notal Vision (of which our share was $1million). Our shareholdings did not materially change as a result of this investment.

3 In January 2016, $0.7 million was invested in Open Legacy (all by RDSeed). RDSeed's shareholdings did not change as a result of this investment

4 In January 2016, we and other shareholders of Pocared invested in Pocared an amount of $5 million (our share was approximately $4.5 million). As a result, our holdings in Pocared's outstanding shares increased to 58% and on a fully diluted basis to 60%.

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

(iv)
Clinical trials – at this stage, trials are performed on humans. For every clinical trial, a detailed protocol is determined in advance including complete details relating to the clinical trial. The trial protocol defines the trial endpoints (primary and secondary), the target population of the trial (sample size and inclusion/exclusion criteria), trial design (controlled, randomized, open label or blinded), definition of trial success, the timing and method of outcome assessment, and other matters. (In a controlled trial, participants are assigned to one of at least two groups – one which receives the treatment under investigation (the trial group), and the other of which (the control group) receives either the standard treatment or a placebo. In a randomized study, participants are assigned to groups of a clinical trial by chance. In an open label trial, all parties involved with the trial know which participants have been assigned which arm. In a single-blinded trial, only the participants are unaware which group the participants have been assigned. In a double-blinded trial, neither party knows which participants have been assigned which group.) The trial protocol requires the pre-approval of a review board and the authorized regulatory authority in the relevant country or territory, as detailed below. The clinical trial stage includes several sub-stages:

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

1.  Our Main Group Companies

A main company is a company that is significant from our perspective because it meets one of the quantitative or qualitative criteria adopted by us as specified below:

(a)
Qualitative criterion – a company which constitutes a main company from our perspective, even though it does not meet our quantitative criterion below, due to our significant investment commitments, significant risks and exposure in connection with our investment, the inherent potential in the investment from management’s perspective, or significant value (current or potential).

(b)	Quantitative criterion – a company in which the total investment in our Statement of Financial Position exceeds 10% of our equity.

As of the period covered by this Annual Report, RDC, Pocared and BrainsGate meet at least one of the criteria specified above, and are therefore deemed as main group companies. The composition of main companies may change from time to time due to changes arising from the sale of a company, investments in companies, or decreases in their value and change in value of the investment in our financial statements.

BrainsGate

BrainsGate, a private company incorporated in Israel, was established and commenced its activities in 2000. We completed our initial investment in BrainsGate in 2005.

We hold approximately 30% of BrainsGate's outstanding share capital and approximately 27% of its fully diluted share capital as of the date of publication this Annual Report. The other principal shareholders of BrainsGate include Pitango, Medtronic, Infinity Group, Cipio Partners, Boston Scientific, Johnson & Johnson and Agate Medical Investments.

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

However, to the best of BrainsGate's knowledge, the current treatment for stroke patients, including treatment with tPA protein, a clot dissolving medicine, is very limited due to the fact that existing treatments are approved for use during a very short time frame following the stroke. This time frame which was only 3 hours was extended to 4.5 hours in 2009 (see "Expansion of the Time Window for Treatment of Acute Ischemic Stroke with Intravenous Tissue Plasminogen Activator", in the journal Stroke, August 2009 issue) but it still represents a narrow time frame. Treating a patient outside such time frame increases the risk of brain hemorrhage by ten (see "Guidelines for the Early Management of Patients with Ischemic Stroke" in the journal Stroke, April 2003 issue) and accordingly is not approved. In 2015, several multi-center studies assessing the treatment of stroke with neurothrombectomy (a clot-removing catheter) together with tPA were published, and showed that treatment using angioplasty in a limited time window significantly improves the condition of strokes victims. (See, Berkhemer, O. A. et al,. (2015); A randomized trial of intraarterial treatment for acute ischemic stroke. New England Journal of Medicine, 372(1), 11-20; Campbell, B. C. et al. (2015); Endovascular therapy for ischemic stroke with perfusion-imaging selection. New England Journal of Medicine; Goyal, M. et al (2015); and Randomized assessment of rapid endovascular treatment of ischemic stroke, New England Journal of Medicine.) Joven T. G, et al (2015). Thrombectomy within 8 hours after symptom onset in ischemic stroke. New England Journal of Medicine; Saver JL, et al (2015). Stent-retriever thrombectomy after intravenous t-PA vs. t-PA alone in stroke. New England Journal of Medicine; European Stroke Organisation (ESO) Conference 2015. Abstract 82, Abstract 180.)

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

BrainsGate's ISS system is designated for use for 8 to 24 hours after onset of stroke. The system operates by electrical stimulation of the SPG through a tiny electrode. The SPG is responsible, inter alia, for regulating blood flow to the brain. Stimulating the SPG using the ISS widens the blood vessels in the brain thus increasing blood flow to the brain, and thus could prevent the death of cells in the ischemic penumbra. The treatment includes activation of the electrode for several hours a day for a few days after the stroke occurs as long as implantation and initial activation take place in a 24 hour post-stroke time frame. As such, the ISS system is supposed to significantly expand the current treatment window compared to tPA and neurothrombectomy. In addition, unlike neurothrombectomy, the ISS system is operated by the neurologist rather than the interventionist.

The development and approval of BrainsGate's product for marketing is subject to the requirements and regulatory approval processes described in this "Item 4B" above.

In 2010, BrainsGate completed a controlled, randomized, double-blinded clinical trial on approximately 300 patients at medical centers worldwide. Analysis of the trial results strengthened the assessment that the ISS has a considerable clinical effect, which is stronger than the effect found in available and approved stroke treatments. BrainsGate indicated that these results only represent an indication and are not sufficient to obtain regulatory approval.

In June 2011, BrainsGate commenced a controlled, randomized, double-blinded clinical trial to prove the ISS's safety and efficacy, which is expected to support BrainsGate's planned PMA submission to the FDA. In April 2014, the Data Safety Monitoring Board or, DSMB, for BrainsGate's study examined the effect and safety results of 350 patients in an interim analysis of the study (BrainsGate was not exposed to these results due to the study being a blinded study). As a result of the interim analysis, the DSMB determined as follows: the measured effect justifies the continuation of the study; there were no safety concerns; and in order to maximize the possibility of success in the study, increasing the sample size from 450 to 800-1000 patients is appropriate. In May 2014, the Board of Directors of BrainsGate discussed the results of the interim analysis performed by the DSMB for BrainsGate's study, and decided as follows: (1) To increase the number of patients in the study by 350-550 patients in accordance with the DSMB's conclusions (such that the number of patients in the study will amount to 800-1000); and (2) To perform an additional interim analysis of the results of the study which will be conducted by the DSMB after receiving follow up data of 600 patients. The purpose of the interim analysis is to support the continuation of the study according to the current format or to cease the study. The DSMB's recommendation will be to continue the trial in the event it has a 20% probability of meeting its endpoints. The recruitment of patients for the interim analysis has ended and the follow-up of these patients is expected to end in April 2016. BrainsGate expects that the examination of the results by the DSMB for the purposes of the interim analysis will take place in the second quarter of 2016 subject to the availability of the DSMB members. BrainsGate is continuing to recruit patients for the study and as of the date of publication of this Annual Report, has recruited approximately 610 patients for the study. Subject to the interim analysis and subject to the final number of patients that will be recruited as stated above, BrainsGate expects to complete patient recruitment for the study during 2017.

BrainsGate is aware that there are several companies currently engaged in its field that compete or may compete with BrainsGate but to the best of BrainsGate's knowledge, they do not operate within the 24 hour post-stroke time frame.

 In January 2015, BrainsGate raised approximately $26 million in two installments, according to a pre-money company valuation of approximately $70 million. Medtronic participated in this investment round, together with existing investors, including us. Our percentage holding in BrainsGate did not change as a result of the investment. For more details, see “Item 4.A”. Since its inception and until the date of publication this Annual Report, approximately $81 million has been invested in BrainsGate, out of which we invested approximately $25 million.

BrainsGate has 21 patents and 5 pending patent applications. The patents protect the technology developed by BrainsGate, the potential medical applications of its technology, and the medical technique for placing the electrode and use of the medical technology.

BrainsGate is headquartered in Caesarea, Israel. As of December 31, 2015, BrainsGate had 32 employees.

As previously mentioned, BrainsGate is in the development stages and has not commenced sales.

Pocared

Pocared, a private company incorporated in Israel, was established in 2004 and commenced its activities in 2005. We completed our initial investment in Pocared in 2007.

We hold approximately 58% of Pocared's outstanding share capital and approximately 60% of its fully diluted share capital as of the date of publication this Annual Report.

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

In July 2013, Pocared commenced the collection of urine samples for a diagnostic trial to prove the efficacy of its system's first application, UTI diagnosis. The trial is intended to support its planned FDA submission. In February 2016, upon the completion of the sample collection at three of the four centers at which the trial is taking place, data was received from the three centers and the analysis of the results commenced. From an examination of the results received, it would appear that they do not match Pocared's expectations. Pocared ceased the sample collection in the fourth center and is currently learning the reason for and nature and meaning of the gaps including whether this is due to a technical fault in the systems at these centers. This examination is expected to continue for a few weeks.

To the best of Pocared's knowledge, there are several companies currently engaged in its field that compete or may compete with Pocared.

In February 2015, Pocared signed an investment agreement with its shareholders including us pursuant to which $5 million was invested in Pocared (including $4.5 million from us). After completion of this investment, our holding in the issued and outstanding share capital of Pocared increased from 50% to 53% (and from 44% to approximately 50% on fully diluted basis), and for the first time, we were granted the right to appoint the majority of members of the Board of directors of Pocared. From July through September 2015, Pocared raised an aggregate additional amount of $8 million from its shareholders (including $7.2 million from us). As a result of these investments, our holding in the issued and outstanding share capital of Pocared increased to 55% (and approximately 54% on a fully diluted basis). In January 2016, Pocared raised an additional amount of $5 million from its shareholders (including $4.5 million from us). As a result, our holding in the issued and outstanding share capital of Pocared increased to 58% (and approximately 60% on a fully diluted basis). For more details, see “Item 4.A". Since its inception and until the date of publication this Annual Report, approximately $95 million has been invested in Pocared, out of which we invested approximately $53 million.

Pocared has 37 patents, and 43 pending patent applications. These patents protect the technology developed by Pocared, the potential diagnostic applications of this technology and the use of the diagnostic technology. Pocared has a material license agreement with a foreign company for the technology used for pre-analytical sample processing which is material to its operations.

Pocared's headquarters are in Rehovot, Israel. As of December 31, 2015, Pocared had 32 employees. Pocared also has a subsidiary in the United States where it employs 8 employees as of December 31, 2015.

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

Following is a brief review of the companies held by RDC, as of the date of publication this Annual Report:

RDSeed

RDSeed is a holding company which invests in early stage companies in cyber, information technology and enterprise software. RDC holds 100% of RDSeed's outstanding share capital.

The young ventures held by RDSeed benefit from RDSeed's support in business development, marketing and sales, technology (via Rafael), and with respect to legal and finance matters. RDSeed's main holdings as of the date of publication of this Annual Report are as follows:

(1) Cloudyn (approximately 42% held by RDSeed), which is developing solutions for the optimization of cloud computing costs and resources;

(2) Open Legacy (approximately 37% held by RDSeed) which is developing an open standards based software platform for delivering core enterprise applications (Legacy and On-premise) as digital services (e.g., digital banking);

(3) IronScales (approximately 16% held by RDSeed) which provides a cloud-based (SaaS) solution, which aims to train the employees of an organization take an active part in identifying and preventing targeted email attacks (Spear-Phishing).

In addition, RDC holds shares in certain inactive companies and/or companies in which the investment is negligible or companies under voluntary liquidation.

As of December 31, 2015, RDC had seven employees of which two are part time.

Based on its estimates at December 31, 2015, RDC believes that its existing resources are sufficient to fund its and its group companies' operations, and to fund any investments it may carry out in existing and new companies for at least the next 12 months.

2. Other Group Companies

•
Aqwise Wise Water Technologies Ltd., or Aqwise, develops manufactures and provides biological water and wastewater treatment solutions for the industrial and municipal markets. We hold approximately 20% of Aqwise's outstanding share capital and approximately 18% of Aqwise's fully diluted share capital.

•
Atlantium Technologies Ltd., or Atlantium, develops, manufactures and provides ultraviolet-based water disinfection solutions. We hold approximately 6% of Atlantium's outstanding share capital and approximately 5% of Atlantium's fully diluted share capital.

•
Notal Vision develops, manufactures and provides a system and services for remote monitoring of age-related macular degeneration, or AMD patients at risk of vision loss, in order to enable early detection of visual changes before the disease progresses to the point of significant vision loss or blindness. We hold approximately 21% of Notal Vision's outstanding share capital and approximately 18% of Notal Vision's fully diluted share capital. AMD is the leading cause of severe vision loss and blindness in adults over age 50 in the developed world, and destroys sharp, central vision, necessary for common tasks such as facial recognition, driving, reading, and watching television. (See Brown DM, et al. (2006). Ranibizumab versus verteporfin for neovascular age-related macular degeneration. New England Journal of Medicine. 355, 1432-1444; Slakter JS and Stur M. (2005). Quality of life in patients with age-related macular degeneration: Impact of the condition and benefits of treatment. Survey of Ophthalmology, 50, 263-273; Gehrs KM, et al. (2006). Age-related macular degeneration-emerging pathogenetic and therapeutic concepts. Annals of Medicine, 38, 450). There are two types of AMD, dry (non-neovascular) and wet (neovascular). Wet AMD accounts for 90% of the vision loss associated with AMD. (See Ferris FL, et al. (1984). Age-related macular degeneration and blindness due to neovascular maculopathy Archives of Ophthalmology,102(11), 1640-1642). Notal Vision's product enables early identification of the onset of wet AMD and as a result, early treatment and preservation of eyesight. In the United States, there are approximately 9 million dry AMD patients who are at risk of developing wet AMD. Notal Vision began marketing its system in the United States and also received two current procedural terminology, or CPT, codes in the United States which came into effect in January 2015. During 2015, Notal Vision received reimbursement coverage approval from a regional Medicare carrier for use of its system. The approval covers the entire United States. The reimbursement amounts to $74 per month per patient. At this stage, dry AMD patients are at high risk of developing wet AMD who received a doctor's prescription are eligible for insurance coverage. Notal Vision estimates this population at approximately 2.5 million people in the United States. The insurance coverage came into effect at the beginning of 2016. The insurer is expected to issue an update to doctors regarding the coverage by the end of the first quarter of 2016.

•
Cartiheal is developing an implant for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee. We hold approximately 35% of Cartiheal's outstanding share capital and approximately 28% of Cartiheal's fully diluted share capital, as of the date of publication this Annual Report. Between 2004 and 2011 approximately 2 million people in the United States underwent some sort of cartilage repair procedure in the knee (See McCormick et al (2014) and approximately 11 million US adults live with symptomatic knee osteoarthritis (See Weinstein et al (2013). Trends in the surgical treatment of articular cartilage lesions in the United States: An analysis of a large private-payer database over a period of 8 years, Arthroscopy, 30(2)). The Cartiheal implant has a unique structure, composed of calcium carbonate with hyaluronic acid. The implant biodegrades in the implantation site, and promotes the repair of the cartilage and subchondral bone. Currently, there is no existing treatment which has succeeded in regenerating natural cartilage and bone. Cartiheal is conducting a series of clinical trials at medical centers in Europe to evaluate the safety and efficiency of the implant in the treatment of traumatic and degenerative knee injuries. Trial results to date indicate an improvement in the pain level and repair of cartilage and bone in the implantation site. Through the date of the submission of this Annual Report, approximately 165 patients have been implanted with the Cartiheal implant. Cartiheal's implant is CE marked. During 2016 Cartiheal intends to conduct additional clinical trials in Europe in order to expand the implant's indication to the ankle and great toe.

•
Coramaze is developing a minimally invasive device for the treatment of functional mitral valve regurgitation, reverse flow in the left side of the heart due to the expansion of the left ventricle that prevents the complete closure of the mitral valve.  We hold approximately 17% of the issued and outstanding shares of Coramaze and approximately 17% on a fully diluted basis. Coramaze's device includes a mitral valve repair implant via catheterization with non-traumatic anchoring.

•
Plymedia develops and provides digital advertising exchange platform services and solutions. We hold approximately 25% of Plymedia's outstanding share capital and approximately 19% of Plymedia's fully diluted share capital. Plymedia's revenues in 2015 amounted to $34 million compared to $20 million in 2014 and $11 million in 2013.

C.  Organizational Structure

As of December 31, 2015, DIC, an Israeli company, held approximately 50.32% of our total outstanding shares. In March 2009, we and DIC entered into a Services Agreement which agreement has been amended and extended until April 30, 2018. Pursuant to the agreement we receive managerial and administrative services from a staff employed by DIC. The annual services fee is approximately NIS6 million annually (approximately $1.5 million), linked to the Israeli consumer price index as of 1 May 2016 in accordance with terms of the agreement. For additional information about DIC and the Services Agreement, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders." For our holdings in our group companies, see the information in "Business Overview" above.

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

Overview

We are an operational holding company actively involved in investing, building and enhancing companies operating in various technology fields, and increasing their value either through exit transactions or public offerings. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Our group companies currently comprise companies at various stages of development that are engaged in a variety of technology fields, such as the development of medical devices and others.

Technology fields in which our group companies operate are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon our group companies' (i) technological quality (ii) ability to successfully complete the development of their products and obtain regulatory approval, (iii) ability to successfully transition from development to manufacturing and from manufacturing to marketing, (iv) intellectual property and protection thereof, (v) prices and nature of their products in comparison to their competitors (vi) ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs (vii) ability to raise financing and the condition of the capital markets .

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

Within the framework of these principles and with the intention of continuing to invest in new companies, we examine a broad range of proposals for investment and strategic cooperation in a broad range of technology fields, including through RDC, in order to exploit the technology and/or knowhow and expertise of Rafael; through RDSeed which evaluates investments at early stages in the fields of cyber, information technology and enterprise software and through the cooperation with Incentive Management II Ltd. Recently, we have commenced looking for investments in companies developing cyber solutions. In 2015, we made our first investment in this field, with the investment by RDSeed in IronScales. It should be noted that our strategy allows us to take actions which deviate from the above principles in circumstances where our management believes that the specific circumstances justify such deviation.

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

The year 2015 was marked by vigorous VC investment activity, both in the U.S. and Israel. In the U.S., $58.8 billion in venture capital was invested during 2015, making it the second highest full year total in the last 20 years. Likewise, 2015 saw the highest annual amount and number of financing rounds ever recorded in Israel, totaling $4.43 billion. This heightened investment activity reflects an increase in available capital, that was felt across stage, with deals in all stages enjoying higher investment amounts per deal. In addition, there was an abundance of larger deals during 2015, with the number of megadeals (investments of $100 million or more) in the U.S. increasing by 48% since 2014, and the number of large deals (investments of $20 million or more) in Israel increasing by 62% since 2014.

The increase in available capital is partially explained by a more active role played by a more diverse mix of investors. In the U.S., corporate investors, seeking to fund innovation and facilitate their strategic goals, provided 13% of all investments in 2015, and participated in 21% of deals, primarily in early stage and late stage deals, where they were overrepresented. The increased presence of corporate investors was accompanied by strong fundraising activity by VC firms in the U.S., which although down 9% from 2014, was significantly higher than the amounts raised in 2012 and 2013 and higher than the 10-year average. In Israel, foreign investors continued to play a significant role, providing 85% of total capital invested in 2015. That said, Israeli VC funds also contributed to the increase in available capital, reflected in larger investment amounts, and in 18 new funds which together raised over $1 billion.

Both in the U.S. and Israel, expansion and later stage companies represented about 45% of investment deals in 2015. Whereas in the U.S. early stage deals accounted for over half of all deals and seed stage deals just 6%, in Israel, deals in seed and early stages were equally represented, accounting for 27% and 29% of deals, respectively. In both the U.S. and Israel, first-time investments made up about a third of investments, while the latter were follow-on investments.

The high levels of VC investment activity seen in 2015 were not experienced by the U.S. medical device sector. Investments in this sector have been declining since 2009, and accounted for just 4% of amounts invested in 2015. In addition, and in contrast to the overall strong trend of financing for early stage deals in 2015, Series A financing round deals in this sector were down 43% from 2014. That said, the average deal size in 2015 was the highest in 5 years. These developments have been explained by a dwindling number of sources for investments, being raised by a smaller number of companies in later stages, reflecting, among other things, a desire on part of investors to invest in lower-risk, more established companies. In Israel, VC investment activity in the life sciences sector (which includes medical devices) remained stable in 2015, accounting for 22% of total capital invested.

Hand in hand with the increased investment activity in 2015 was a decline in IPOs, which in the U.S. were down 40% in capital raised compared to 2014. In Israel, IPO proceeds accounted for just 7% of exit proceeds in 2015, while the number of IPOs was down by more than half compared to 2014. This development has been attributed to the high availability of private financing sources at more favorable valuations, alongside a recent trend of companies to stay private longer and go public at more mature stages. The slow IPO activity in 2015 does not seem to have affected the medical device sector to the same degree – the number of IPOs in the U.S. was comparable to 2014, while in Israel proceeds from IPOs in this sector accounted for about a third of all IPO proceeds.

Overall M&A activity in the U.S. was also slow in 2015, which saw the slowest full year period for venture-backed M&A since 2009. By contrast, M&A activity in the U.S. medical device sector was on par with 2014 in terms of number of deals, while the median total deal value grew by almost 20%, mostly attributable to early-stage deals. Time to exit for these fell to a four-year low of 5.5 years, and for the first time since 2009, pre-FDA approved M&As outpaced FDA-approved M&As. While the median total deal value of M&As grew, the median upfront deal value declined, in line with the trend for earlier-stage M&As. Unlike the U.S., M&A activity in Israel grew, with proceeds in 2015 up by 30% from 2014. Over a half of acquirers were from the U.S., while almost a third were Israeli. The life science sector (which includes medical devices) accounted for just 2% of exit proceeds in 2015, compared with 6% in 2014.

[Sources: PwC/NVCA MoneyTree™ Report for 2015, Data: Thomson Reuters; Thomson Reuters & National Venture Capital Venture Association; IVC Research Center Online Database; IVC and KPGM Report: Summary of Israeli High-Tech Company Capital Raising Q4/2015; IVC and KPMG Report: Israeli Venture Capital Fund Raising – 2015; IVC-Meitar High-Tech Exits – 2015 Report; PwC Israel 2015 Hi-Tech Exits Report; Silicon Valley Bank: Trends in Healthcare Investments and Exits 2016; Ernst & Young, Pulse of the Industry: Medical Technology Report 2015]

Critical Accounting Policies

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

In 2015 and 2014 we did not record any impairment charge. In 2013 we recorded income from a partial reversal of impairment with respect to our holdings in Enablence debentures in an amount of approximately $3.5 million.

Impairment of Intangible Assets

Intangible assets with a finite useful life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less selling expenses). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For purposes of testing impairment of identifiable assets, the assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets, or the cash-generating unit. An impairment loss is recognized if the carrying amount of an asset or the cash-generating unit to which it relates exceeds the estimated recoverable amount. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries that are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. As of December 31, 2015, consolidated intangible assets amounted to approximately $17.4 million (approximately $3.4 million and $4.5 million as of December 31, 2014 and 2013, respectively).

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

The balance of total tax liabilities as of December 31, 2015 was $3.3 million, as of December 31, 2014 was $1.8 million (under line item other accounts payable in the statement of financial position), and as of December 31, 2013 was $5.4 million. The tax liability as of December 31, 2013 includes a tax liability recorded by RDC in the amount of approximately $4.1 million in respect of the temporary difference from RDC's investment in Given and in respect of the sale of Medingo attributed to RDC. This liability was partially set off by a deferred tax asset in the amount of approximately $3.5 million in respect of RDC's carryforward losses that were expected to be utilized in 2014, due to the Given Merger.

In 2013, as a result of the Given Merger (see also Item 4.A), we recorded a deferred tax asset in the amount of $29.0 million in respect of the temporary difference from the investment in Given Imaging and in respect of carryforward losses that were expected to be utilized in 2014, due to the gain from this transaction. In 2014, the entire deferred tax asset was accordingly utilized. As of December 31, 2015 and as of December 31, 2014 we did not recognize any defered tax asset with respect to carryforward tax losses.

As of December 31, 2015, we and our subsidiaries had carryforward losses in Israel of approximately $234 million in the aggregate.

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

Financial assets measured at fair value. Financial assets that are equity instruments are measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other comprehensive income, in accordance with the election of the accounting policy on an instrument-by-instrument basis. If the equity instruments are held for trading, they must be measured at fair value through statement of income. Fair value of investments in equity instruments of private companies is usually measured using the Discounted Future Earnings Method, Company Security Transaction Method ("CSTM") and Option Pricing Model ("OPM"), see Note 7 in "Item 18 – Financial Statements".

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

Financial assets that are debt instruments, which are not measured at amortized cost, are measured in subsequent periods at fair value and the changes will be recognized in the statement of income.

Fair value measurement of contingent consideration. Fair value of contingent consideration from sale of a business which is expected to be received upon occurrence of certain future events or future revenues from certain products is initially recorded at fair value and is classified as a financial asset in accordance with IFRS 9. The contingent consideration is measured at fair value and subsequent changes in the fair value are recorded at profit or loss. Such fair value requires assumptions with respect to the occurrence and timing of future events and respective inflows, which may not be within our control. In 2015 we recorded financial assets in respect with the fair value of the contingent consideration in the amount of approximatley $6.2 million, which is expected to be received from the sale transactions of Kyma and Jordan Valley (see Note 7.C in "Item 18 – Financial Statements").

Basis of Presentation

Consolidation. Our consolidated financial statements include the accounts of Elron and the accounts of all of our direct or indirect (through DEP, RDC and RDSeed) controlled subsidiaries. The following are our main subsidiaries:

Year ended December 31,
2015	2014	2013
RDC	RDC	RDC
RDSeed	RDSeed	SmartWave
Pocared1	Cloudyn2	RDSeed
	POSE3	Cloudyn2
POSE3

1 Consolidated since we obtained control in February 2015.
2 Until we lost control in December 2015.
3 Consolidated since we obtained control in July 2013 and until we lost control in July 2015.

Equity Method.Our main group companies held by us or through DEP, RDC and RDSeed accounted for under the equity method of accounting include:

Year ended December 31,
2015		2014		2013
BrainsGate	Cloudyn2	BrainsGate	Kyma6	BrainsGate	PLYmedia
Cartiheal	Open Legacy3	Cartiheal	Open Legacy3	Cartiheal	Kyma6
Coramaze1	IronScales4	Pocared5		Pocared5
PLYmedia		PLYmedia

1 Since initial investment in August 2015.
2 Since we lost control in December 2015.
3 Since initial investment in May 2014.
4 Since initial investment in October 2015.
5 Until obtaining control in February 2015.
6 Until we sold the investment in September 2015.

Other investments measured at fair value:

Year ended December 31,
2015	2014	2013
Aqwise	Aqwise	Aqwise
Atlantium	Atlantium	Atlantium
Notal Vision	Enablence1	Enablence1
	Jordan Valley2	Jordan Valley2
	Notal Vision	Notal Vision

1 The entire share balance was sold during 2015.
2 Until we sold the investment in November 2015.

A. Operating Results

Year Ended December 31, 2015 compared with Year Ended December 31, 2014 and Year Ended December 31, 2013

The following table sets forth the net results of our operations in the reported periods:

	Year ended December 31,
	2015	2014	2013
	(millions of $, except per share data)
	Audited
Income attributable to Elron's shareholders	2.5	85.5	17.9
Income per share attributable to Elron's shareholders	0.08	2.87	0.54

The net gain attributable to our shareholders is mainly comprised of: 1. our share in the losses of our group companies, 2. gains and losses from exit transactions, revaluation of investments, and changes in holdings, 3. corporate operating expenses and 4. tax benefit (taxes on income):**

	Year ended December 31,
	2015	2014	2013
	(millions of $)
Losses in respect of group companies:
Our share in net losses of group companies, net	(18.4)	(15.5)	(10.5)
Excess cost amortization	*	*	(4.0)
Revaluation (impairment) of investments in group companies and financial assets, net	-	(0.2)	3.5
Total	(18.4)	(15.7)	(11.0)
Gain from exit transactions, changes in holdings, and revaluation of investments (net of tax)	27.7	145.5	6.4
Corporate operating expenses	(4.6)	(5.1)	(5.4)
Tax benefit (taxes on income)	(1.7)	(37.6)	28.7
Other	(0.5)	(1.6)	(0.8)
Income attributable to Elron's shareholders	2.5	85.5	17.9

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

 The loss we recorded in 2015 and 2014 in respect of our share in the net losses of our group companies (net of non-controlling interests) resulted mainly from the losses of Pocared, RDSeed, BrainsGate and Cartiheal.

The loss we recorded in 2013 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, BrainsGate, Cartiheal and RDSeed and it was partially offset by our share of the net profit of Given Imaging.

Excess cost amortization. We record amortization expenses in respect of excess cost attributed to investments in group companies, which are usually generated upon investment in such companies. Excess cost amortization expenses in 2015 and 2014 were recorded primarily in respect of excess costs attributed to RDSeed's holding in Cloudyn.
Excess cost amortization expenses in 2013 were recorded primarily in respect of excess costs attributed to our holding in Given Imaging.

Impairment charges of investments in group companies and financial assets. At each reporting date we examine whether there is any evidence that would indicate that our investment in our group companies and financial assets is impaired.

In 2015 we did not record any impairment charges in respect of investments in group companies and financial assets.

In 2014, we recorded an impairment charge in the amount of approximately $0.2 million in respect of the technology recognized as an asset when we gained control over POSE P.O.S Ltd. ("POSE").

In 2013, as a result of a settlement agreement with Enablence, we recorded a net gain in the amount of approximately $3.5 million in respect of a partial cancellation of the impairment recognized in 2011. In 2013 we did not record any impairment charges in respect of investments in group companies and financial assets.

Gain (Loss) from exit transactions, changes in holdings, and revaluation of investments:

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in 2015 resulted mainly from:

●	An approximately $9.0 million net gain (net of non-controlling interest) from the sale of Kyma ($10.6 million gain before tax);
●	An approximately $10.1 million gain due to the initial consolidation of Pocared;
●	An approximately $4.0 million gain from the increase in the fair value of the investment in Jordan Valley until its sale;
●	An approximately $2.4 million gain (net of non-controlling interest) due to the loss of control in Cloudyn;

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in 2014 resulted mainly from:

●	An approximately $144.5 million gain (net of non-controlling interest) from the Given Merger (approximately $106.8 million gain, net of tax);
●	An approximately $1.9 million gain from an increase in the fair value of the investment in Notal Vision;
●	An approximately $1.4 million loss from a decrease in the fair value of the investment in Jordan Valley;

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in 2013 resulted mainly from:

●	An approximately $3.4 million gain from an increase in the fair value of the investment in Notal Vision;
●
An approximately $3.3 million gain (net of non-controlling interest) from a decrease in our holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired;

●	An approximately $1.7 million gain (net of non-controlling interest) from the decrease in holding and the loss of control in Kyma;
●	An approximately $1.8 million loss from a decrease in the fair value of the investment in Jordan Valley.

Corporate operating expenses:

Corporate operating expenses mainly include general and administrative expenses.

The decrease in corporate operating expenses in 2015 as compared with 2014 was mainly due to a decrease in payroll expenses due to the termination of the Company's former chairman's employment and due to a change in the NIS-USD exchange rate. The decrease in the corporate expenses in 2014 compared to 2013 resulted primarily from the decrease in the bonus amounts to our officers in accordance with our compensation policy. See Item 6B – Directors, Senior Management and Employees – "Compensation".

Tax benefit (taxes on income):

Taxes on income in 2015 are attributable primarily to Elron's share in taxes on income recorded by RDC due to the sale of Kyma. Taxes on income in 2014 resulted primarily from the Given Merger and included approximately $29.0 million with respect to the utilization of the tax asset we recorded in 2013 and approximately $7.5 million (net of non-controlling interests) with respect to current tax expenses recorded by RDC. Tax benefit in 2013 resulted primarily from recording a deferred tax asset of approximately $29 million with respect to temporary differences related to the investment in Given Imaging and with respect to tax losses carry forward which were likely to be utilized in 2014, due to the gain from the Given Merger. This amount was partially offset by tax liability recorded by RDC of approximately $0.6 million with respect to a temporary difference in the  investment in Given Imaging for tax and accounting purposes.

The following table summarizes our annual consolidated statements of profit and loss:

	Year ended December 31,
	2015	2014	2013
	(millions of $)
	Audited
Income from sales	0.9	0.4	0.1
Gain from disposal and revaluation of group companies, and changes in holdings, net	40.6	176.1	8.4
Financial income	1.1	0.9	0.7
Total income	42.6	177.4	9.2
Cost of sales	0.3	0.1	0.1
Research and development expenses, net	13.1	2.1	3.9
Selling and marketing expenses	2.0	1.4	0.5
General and administrative expenses	7.6	7.1	7.2
Equity in losses of associates, net	8.5	15.8	11.9
Financial expenses	0.7	3.4	0.6
Other expenses (income), net	-	0.8	(3.5)
Total costs and expenses	32.2	30.7	20.7
Income (Loss) before taxes on income	10.4	146.7	(11.5)
Tax benefit (taxes on income)	(3.4)	(45.3)	28.4
Net Income	7.0	101.4	16.9
Income attributable to the Company's shareholders	2.5	85.5	17.9
Income (loss) attributable to non-controlling interest	4.5	15.9	(1.0)
Basic and diluted income per share attributable to the Company's shareholders (in $)	0.08	2.87	0.54

Income

Income from Sales. Income from sales includes revenues of Cloudyn, which increased the number of its customers and the average price it charged its customers in 2015 and 2014.

Gains from Disposal and Revaluation of Group Companies and Changes in Holdings, net. In 2015, gains from disposal and revaluation of group companies and changes in holdings, net, amounted to $40.6 million, which resulted primarily from: the $10.1 million gain due to the initial consolidation of Pocared; the $21.1 million net gain from the sale of Kyma; the $4.0 million gain from the increase in the fair value of the investment in Jordan Valley, until its sale; the $4.7 million gain due to the loss of control over Cloudyn; the $0.3 million gain from the increase in the fair value of the investment in Notal Vision and the $0.2 million gain from the increase in the fair value of the investment in Aqwise.

In 2014, gains from disposal and revaluation of group companies and changes in holdings, net, amounted to $176.1 million, which resulted primarily from: the $175 million from the completion of the Given Merger; the $1.9 million gain from the increase in the fair value of the investment in Notal Vision; the $1.4 million loss from a decrease in the fair value of the investment in Jordan Valley and the $0.5 million gain from the increase in the fair value of the investment in Aqwise.

In 2013, gains from disposal and revaluation of group companies and changes in holdings, net, amounted to $8.4 million, which resulted primarily from: the $4.1 million gain from a decrease in our holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired; the $3.4 million gain from the increase in the fair value of the investment in Notal Vision; the $2.8 million gain from the decrease in holding and the loss of control in Kyma; and a $1.7 million loss from a decrease in the fair value of the investment in Jordan Valley.

Financial Income. The financial income in 2015 amounted to $1.1 million and resulted mainly from interest income on bank deposits, and debentures. Financial income amounted in 2014 to $0.9 million and in 2013 to $0.7 million and resulted mainly from interest income on deposits.

Expenses

Cost of sales. The increase in cost of sales is a result of the increase in Cloudyn's sales.

Operating expenses. Operating expenses were comprised mainly of research and development expenses, net, sales and marketing expenses, and general and administrative expenses of our and our subsidiaries' corporate operations:

	Year ended December 31,
	2015	2014	2013
	(millions of $)
Corporate	4.6	5.1	5.5
RDC	1.7	1.5	1.5
RDSeed1	3.8	3.9	1.9
Pocared	12.5	-	-
Other2	-	-	2.8
	22.6	10.5	11.7
_________________________________________
1 Includes also the operating expenses of RDSeed's consolidated companies.
2 In 2013 includes Kyma, which ceased being a consolidated company in the fourth quarter of 2013 and Smartwave Medical Ltd., which ceased its operations in the fourth quarter of 2013.

Corporate: The decrease in the corporate expenses in 2015 compared to 2014 resulted primarily due to a decrease in payroll expenses due to the termination of our former Chairman's employment and due to a change in the NIS-USD exchange rate. The decrease in 2014 compared to 2013 resulted primarily from the decrease in the bonus amounts to our officers in accordance with our compensation policy. See Item 6B – Directors, Senior Management and Employees – "Compensation.

 RDC: The increase in 2015 compared with 2014 resulted primarily from an increase in payroll expenses due to changes in RDC's workforce.

 RDSeed: The decrease in 2015 compared with 2014 resulted primarily from a decrease in the operating expenses of POSE, whose operations were downsized in 2015 and which ceased being a consolidated company. This decrease was partially offset by an increase in Cloudyn's operating expenses, due to an increase in its operations. The increase in 2014 compared with 2013 resulted primarily from an increase in the operating expenses of Cloudyn due to the increase in its operations and from the operating expenses of POSE, which has been consolidated since the third quarter of 2013. The increase in the operating expenses was partly offset by a decrease in the R&D expenses of Cemmerce, an in-house project in which RDSeed ceased investing during 2013, and a decrease in RDSeed's workforce.

Pocared: The operating expenses for 2015 displayed in the table are Pocared's expenses for the period commencing from Pocared's initial consolidation date (February 2015) and until the end year. Pocared's operating expenses for 2015 in full and for 2014 and 2013 were $13.7 million, $10.3 million and $10.6 million, respectively. The increase in the operating expenses resulted primarily from the progress in its trial and sample collection.

Equity in net losses of associates. Our share of net losses of associates resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis Of Presentation"). Our share of net losses of associates amounted to $8.6 million in 2015 compared with $15.8 million in 2014 and $11.9 million in 2013. The decrease in our share in the net losses of associates in 2015 compared with 2014 resulted primarily from the initial consolidation of Pocared's operating results commencing Febuary 2015, instead of recording Pocared's losses based on the equity method of accounting. The increase in 2014 compared with 2013 resulted primarily from an increase in our share in Pocared's losses due to an increase in our share in Pocared's financing. Also, our share in the losses of our assocates in 2013 was partially offset by our share in Given's profits, which was sold, and therefore did not contribute to this item in 2014.

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

Highlights of the Results of Operations of Our Main Associate:

BrainsGate reported the following operating results (according to IFRS):

	Year ended December 31, 2015	Increase (Decrease)	Year ended December 31, 2014	Increase (Decrease)	Year ended December 31, 2013
	(millions of $)%		(millions of $)%		(millions of $)
Loss attributable to shareholders	6.2	3.5	6.0	(6.5)	6.4

BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's loss mainly results from research and development expenses. The increase in loss in 2015 compared with 2014 resulted mainly from an increase in share based payments expenses, due to recapitalization of BrainsGate's equity, as part of the investment agreement from January 2015 (see Note 3.B.4.b) in "Item 18 – Financial Statements") and from currency flluctuations. The change in loss between the years 2014 and 2013 was mainly due to a change in patient recruitment for the FDA trial BrainsGate is conducting.

Highlights of the Results of Operations of Our Subsidiaries:

Income and losses of material consolidated and material associate companies directly held by us, for the year ending December 31, 2015 (with respect to 100% of the applicable companies and not only our shareholding therein)

	Comprehensive income			Interest
	Income (loss)	Other Comprehen-sive income	Dividend income	Interest income	Date received
	(millions of $)
Subsidiaries:

RDC	15.2	-	-	-	-
Pocared (1)	(13.4)	-	-	0.1	2017

Associates:

BrainsGate	(6.2)	-	-	-	-
Cartiheal	(2.7)	-	-	-	-
Coramaze (2)	(1.4)	-	-	-	-
Plymedia	0.9	-	-	-	-

(1)	In February 2015, Pocared ceased being an associate and became a consolidated company.
(2)	In August 2015 we invested in Coramaze for the first time. The data presented in the table is from the date of initial investment.

Income and losses of a consolidated company held through RDC for the year ending December 31, 2015

	Comprehensive income			Interest
	Income	Other Comprehen-sive income	Dividend income	Interest income	Date received
	(millions of $)

RDSeed	0.8	-	-	-	-

Income and losses of material associate companies held through RDSeed for the year ending December 31, 2015

	Comprehensive income			Interest
	Loss	Other Comprehen-sive income	Dividend income	Interest income		Date received
	(millions of $)

Associates:

Cloudyn (1)	(2.9)	-	-	-		-
Open Legacy	(1.8)	-	-	*	)	2017
IronScales (2)	(0.2)	-	-	-		-

*)	Represents amount less than $0.1 million.
(1)	In December 2015, Cloudyn ceased being a consolidated company and became an associate.
(2)	In October 2015 we invested in IronScales for the first time. The data presented in the table is from the date of initial investment

Financial Expenses. Financial expenses amounted in 2015 to $0.6 million compared with $3.4 million in 2014 and $0.6 million in 2013. The financial expenses in 2015 resulted mainly from changes in the fair value of marketable investments measured at fair value and USD exchange rate fluctuations, mainly with respect to shekel financial assets held by RDC. The financial expenses in 2014 resulted mainly from exchange rate fluctuations with respect to shekel bank deposits held by RDC and also commissions with respect to the loan drawn under the credit line agreement with Silicon Valley Bank (the loan was repaid in 2014). The financial expenses in 2013 resulted mainly from interest on the loan drawn down under the credit line agreement with Silicon Valley Bank, and from commissions and other expenses related to this credit line.

Other Expenses (Income), net. Other expenses (income), net, amounted to an immaterial amount in 2015 compared with 0.8 million in 2014 and ($3.5) million in 2013. Other expenses in 2014 resulted primarily from an impairment charge in the amount of approximately $0.8 million in respect of the technology recognized as an asset when we gained control over POSE. Other income in 2013 resulted primarily from a gain from the settlement agreement with Enablence.

Taxes on Income (Tax Benefit). Tax expenses in 2015 resulted primarily from the sale of Kyma. Tax expenses in 2014 resulted primarily from the gain that was recorded due to the completion of the Given Merger and included $29.0 million from the rversal of a tax asset recorded in 2013, and current tax expenses in the amount of $14.8 million recorded by RDC due to the completion of the Given Merger. Tax benefit in 2013 resulted primarily from recording a deferred tax asset of approximately $29 million with respect to temporary differences related to the investment in Given Imaging and with respect to tax losses carry forward which were likely to be utilized in 2014, due to the gain from the Given Merger. This amount was partially offset by tax liability recorded by RDC of approximately $0.6 million with respect to a temporary difference in the  investment in Given Imaging for tax and accounting purposes.

Income (Loss) attributable to non-controlling interest. The income attributable to non-controlling interest loss resultes mainly from the share of the non-controlling interest in RDC's results.

In 2015 the net income attributable to non-controlling interest resulted mainly from the share of the non-controlling interest in the gain from the sale of Kyma, the gain recorded from loss of control over Cloudyn and the current loss recorded by RDC in respect of the losses of its subsidiaries. In 2014 this net income included mainly the share of the non-controlling interest in RDC in the gain RDC recorded due to the completion of the Given Merger.

 Quarterly Results

The following tables set forth the net results of our operations in the reported periods:

	Year ended	Three months ended
	December 31, 2015	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
	(millions of $, except per share data)
	Audited	Unaudited
Income (loss) attributable to our shareholders	2.5	4.9	(5.2)	6.3	(3.5)
Income (loss) per share attributable to our shareholders	0.08	0.17	(0.18)	0.21	(0.12)

	Year ended	Three months ended
	December 31, 2014	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(millions of $, except per share data)
	Audited	Unaudited
Income (loss) attributable to our shareholders	85.5	101.8	(4.0)	(4.2)	(8.1)
Income (loss) per share attributable to our shareholders	2.87	3.42	(0.13)	(0.14)	(0.27)

As previously mentioned, the net gain and loss attributable to our shareholders mainly comprises of: 1. our share in the losses of our group companies, 2. gains and losses from exit transactions, revaluation of investments, and changes in holdings, 3. corporate operating expenses and 4. tax benefit (taxes on income):*

	Three months ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
	(millions of $)
	Unaudited
Losses in respect of group companies:
Our share in net losses of group companies, net	(4.0)	(4.9)	(4.9)	(4.6)
Excess cost amortization	**	**	**	**
Impairment of investments in group companies and financial assets, net	-	-	-	-
Total	(4.0)	(4.9)	(4.9)	(4.6)
Gain from exit transactions, changes in holdings, and revaluation of investments	10.1	*	14.4	3.1
Corporate operating expenses	(0.9)	(0.8)	(0.9)	(2.0)
Taxes on income	-	-	(1.6)	(0.1)
Other	(0.3)	0.5	(0.7)	0.1
Income (loss) attributable to our shareholders	4.9	(5.2)	6.3	(3.5)

	Three months ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(millions of $)
	Unaudited
Losses in respect of group companies:
Our share in net losses of group companies, net	(3.8)	(4.6)	(3.4)	(3.7)
Excess cost amortization	-	-	**	**
Impairment of investments in group companies and financial assets, net	-	-	-	(0.2)
Total	(3.8)	(4.6)	(3.4)	(3.9)
Gain (loss) from exit transactions, changes in holdings, and revaluation of investments	144.5	1.0	0.9	(0.8)
Corporate operating expenses	(1.1)	(1.0)	(1.1)	(1.9)
Tax benefit (taxes on income)	(37.6)	0.4	0.3	(0.6)
Other	(0.2)	0.2	(0.8)	(0.9)
Income (loss) attributable to our shareholders	101.8	(4.0)	(4.2)	(8.1)

* The results summarized in these tables are presented net of non-controlling interest.
** Represents amount less than $0.1 million.

Our share in the net losses of group companies. The loss we recorded in the fourth quarter of 2015 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, RDSeed, BrainsGate and Cartiheal. The loss we recorded in the fourth quarter of 2014 in respect of our share in the net losses of our group companies (net of non-controlling interest) resulted mainly from the losses of Pocared, RDSeed, BrainsGate and Cartiheal.

Impairment charges of investments in group companies and financial assets. In 2015 no impairment charges, or its cancellation, were recorded. In the fourth quarter of 2014, we recorded an impairment charge in the amount of approximately $0.2 million in respect of the technology recognized as an asset when we gained control over POSE.

Gain (Loss) from exit transactions, changes in holdings, and revaluation of investments. The gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the fourth quarter of 2015 resulted mainly from the $2.4 million gain (net of non-controlling interest) from the loss of control in Cloudyn, the $0.2 million gain from the increase in the fair value of the investment in Aqwise and the $0.3 million gain from a increase in the fair value of the investment in Notal Vision.

The gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the fourth quarter of 2014 resulted mainly from the $0.5 million gain from the increase in the fair value of the investment in Aqwise and the $1.4 million loss from a decrease in the fair value of the investment in Jordan Valley.

The following tables summarize our quarterly consolidated statements of profit and loss:

	Year ended	Three months ended
	December 31, 2015	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
	Audited	Unaudited
	(millions of $)
Income from sales	0.9	0.2	0.2	0.3	0.2
Gain from disposal and revaluation of group companies, and changes in holdings, net	40.6	10.1	0.1	24.6	5.8
Financial income	1.1	0.4	1.6	0.3	0.4
Total income	42.6	10.7	1.9	25.2	6.4
Cost of sales	0.3	*	0.1	0.1	0.1
Research and development expenses, net	13.1	1.6	3.8	4.0	3.7
Selling and marketing expenses	2.0	0.4	0.6	0.5	0.5
General and administrative expenses	7.6	1.5	1.8	1.5	2.8
Equity in losses of associates, net	8.5	3.4	1.8	1.8	1.5
Financial expenses	0.7	0.6	*	1.6	0.1
Other expenses (income), net	*	-	*	*	*
Total costs and expenses	32.2	7.5	8.1	9.5	8.7
Income (loss) before taxes on income	10.4	3.2	(6.2)	15.7	(2.3)
Tax expenses	(3.3)	*	*	(3.1)	(0.2)
Net income (loss)	7.1	3.2	(6.2)	12.6	(2.5)
Income (loss) attributable to our shareholders	2.5	4.9	(5.2)	6.3	(3.5)
Income (loss) attributable to non-controlling interest	4.6	(1.7)	(1.0)	6.3	1.0
Basic and diluted income (loss) per share attributable to our shareholders	0.08	0.17	(0.18)	0.21	(0.12)

	Year ended	Three months ended
	December 31, 2014	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	Audited	Unaudited
	(millions of $)
Income from sales	0.4	0.1	0.1	0.1	0.1
Gain (loss) from disposal and revaluation of group companies, and changes in holdings, net	176.1	175.0	1.0	0.9	(0.8)
Financial income	0.9	0.1	0.6	0.3	0.2
Total income	177.4	175.2	1.7	1.3	(0.5)
Cost of sales	0.1	*	*	*	*
Research and development expenses, net	2.1	0.4	0.5	0.5	0.7
Selling and marketing expenses	1.4	0.2	0.4	0.3	0.4
General and administrative expenses	7.1	1.5	1.4	1.7	2.4
Equity in losses of associates, net	15.8	3.8	4.5	3.7	3.9
Financial expenses	3.4	0.1	*	2.2	1.5
Other expenses, net	0.8	-	*	-	0.8
Total costs and expenses	30.7	6.0	6.8	8.4	9.7
Income (Loss) before taxes on income	146.7	169.2	(5.1)	(7.1)	(10.2)
Tax benefit (tax expenses)	(45.3)	(45.2)	0.4	0.2	(0.8)
Net income (loss)	101.4	124.0	(4.7)	(6.9)	(11.0)
Income (Loss) attributable to our shareholders	85.5	101.8	(4.0)	(4.2)	(8.1)
Income (Loss) attributable to non-controlling interest	15.9	22.2	(0.7)	(2.7)	(2.9)
Basic and diluted income (loss) per share attributable to our shareholders	2.87	3.42	(0.13)	(0.14)	(0.27)

* Represents amount less than $0.1 million.

B. Liquidity and Capital Resources

Financial Position

	As of December 31,
	2015	2014
	(Audited)
	(millions of $)
Total assets in the consolidated statement of financial position	214.9	197.8
Current assets	151.1	160.4
Investments in associate companies and other companies	34.9	33.9
Long-term receivables	10.4	-
Intangible assets, net	17.4	3.4
Current liabilities	6.4	5.0
Long-term liabilities	2.1	-
Total liabilities	8.5	5.0
Consolidated equity	206.4	192.8

Shareholders' equity including non-controlling interest at December 31, 2015, was approximately $206.4 million, representing approximately 96% of the total assets as reflected in the statement of financial position, compared with $192.8 million at December 31, 2014, representing approximately 97% of total assets as reflected in the statement of financial position. The increase in equity resulted mainly from the gain recorded and the increase in non-controlling interests following the initial consolidation of Pocared, from the gain recorded due to the sale of Kyma and Jordan Valley and from the gain recorded due to loss of control over Cloudyn. This increase was partially offset by Elron's share in losses of associates.

Consolidated working capital at December 31, 2015 amounted to $144.7 million compared with $155.4 million at December 31, 2014. The decrease in working capital resulted mainly from the decrease in the liquid resources due to investments in subsidiaries and associates during 2015. The decrease was partially offset by the reciept of the consideration from the sale of Kyma and Jordan Valley.

The increase in intangible assets resulted mainly from a $14.4 million increase resulting from the initial consolidation of Pocared in February 2015.

The increase in long term receivables resulted mainly from the contingent consideration and escrow deposits received in the sale of Kyma and Jordan Valley.

With respect to the claim against Elron and others in connection with the sale of the shares of Elscint in 1999, and the provision in our financial statements of an immaterial amount in order to cover the financial resources that may be required of us in order to expunge the claim, if any, see note 14.A in "Item 18 – Financial Statements". The costs in connection with litigating the claim are unknown and there is no certainty as to the amount of financial resources which would be required to order to expunge the claim.

Our and RDC's primary cash flows 1

	Year ended		Three months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	Audited		Unaudited
	(millions of $)
Investments in our, RDC's and RDSeed's group companies	(30.2)	(15.9)	(8.2)	(0.5)
Proceeds received from disposal of our and RDC's non-current investments	27.7	287.2	10.9	0.1
Taxes paid, net	(1.7)	(19.5)	(1.7)	(1.2)
Repayment of our debt	-	(4.0)	-	-
Dividend distributed by Elron	-	(110.0)	-	-

1	The amounts presented include RDC's and RDSeed's cash flows in full (100%) in addition to our cash flows, but do not include the cash flows of their subsidiaries.

Liquid resources balance

Consolidated liquid resources at December 31, 2015 amounted to $150.2 million (including short term bank deposits and other investments in securities in the total amount of approximately $98.2 million), compared with $159.9 million at December 31, 2014 (including short term bank deposits in the amount of approximately $93.9 million).

Elron's and RDC's non-consolidated liquid resources at December 31, 2015 amounted to $76.2 million and $69.8 million, respectively (Elron's and RDC's liquid resources as of December 31, 2015 included short term bank deposits and other investments in securities in the total amount of approximately $62.3 million and $36.0 million, respectively). Elron's and RDC's non-consolidated liquid resources at December 31, 2014 amounted to $93.4 million and $63.1 million, respectively (as mentioned above Elron's and RDC's liquid resources as of December 31, 2014 included short term bank deposits in the amount of approximately $60.4 million and $33.6 million, respectively).

Uses of cash

The main uses of cash in 2015 were investments and loans to Group Companies in the amount of $24.4 million by us, and $5.8 million by RDC. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above.

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

Investments in group companies during 2015 and 2014 are detailed in the following table (for additional details see Note 3 in "Item 18 – Financial Statements"):

	Elron		RDC
	2015	2014	2015	2014
	(millions of $)
	Audited
Consolidated companies1

Pocared 2	11.6	9.9	-	-
	11.6	9.9	-	-
Associates and other investments
Cloudyn3	-	-	2.0	1.0
BrainsGate	3.3	-	-	-
Kyma4	-	-	1.6	1.3
Cartiheal	6.7	-	-	-
Notal Vision	0.6	1.0	-	-
Coramaze	2.0	-	-	-
Open Legacy	-	-	1.1	1.0
IronScales	-		0.8	-
Other	0.2	0.2	0.3	1.6
	12.8	1.2	5.8	4.9
Total investments	24.4	11.1	5.8	4.9

1	The amounts exclude RDC's investment in RDSeed in 2015 in the amount of $4.8 million and in 2014 in the amount of $5.0 million.
These investments do not affect the cash included in the consolidated financial statements.
2	Consolidated since we obtained control in February 2015.
3	In December 2015, ceased being a consolidated company and became an associate.
4	In September 2015 the sale of Kyma was completed.

On March 10, 2016, our Board of Directors resolved, to make an application to the Court for a dividend distribution of US $15 million (constituting a figure of US $0.504307 per share) not out of our profits. Such dividend distribution is subject to the Court approval pursuant to Section 303 of the Companies Law. See "Item 8. Financial Information – Dividend Policy" for more information.

Subsequent to December 31, 2015 and through the date of the filing of this Annual Report, we and RDC invested the following amounts:

	2016
	Elron	RDC
	(millions of $)
	Unaudited
Consolidated companies

Pocared	4.5	-
	4.5	-
Associates and other investments
Open Legacy	-	0.7
Notal Vision	1.0	-
Other	0.2	-
	1.2	0.7
Total investments	5.7	0.7

Proceeds from the disposal of non-current investments

Proceeds we and RDC received from the disposal of non-current investments in 2015 mainly included: proceeds RDC received in the amount of approximately $15 million (net of tax), in addition to an escrow deposit in the amount of approximately $2.2 as a result from the sale of Kyma and proceeds we received in the amount of approximately $11 million, in addition to an escrow deposit in the amount of approximately $1.3 as a result from the sale of Jordan Valley.

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

 Our main group companies' cash flows1

	Cash flows used in operating activities for the year ended December 31,		Cash balance as of December 31,		Note in "Item 18 – Financial Statements"
	2015	2014	2015	2014
	(audited)
	(millions of $)
BrainsGate 2	(5.4)	(6.3)	8.3	2.9	3.B.4.b	)
Pocared	(13.0)	(9.7)	2.0	2.4	3.A.3.b	)

1	See "Item 4.B – Business Overview" for details on the criteria for classifying a group company as a main company.
2	In accordance with U.S. GAAP.

Qualitative and Quantitative Disclosure About Market Risk

Market risks

Market risks relating to our operations result primarily from changes in interest rates, exchange rates, the consumer price index, and equity prices. In addition, we are indirectly exposed to market risks relating to the operations of our group companies. In order to limit our and our subsidiaries' exposure, we and our subsidiaries may enter, from time to time, into various derivative transactions. We do not use derivative financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure. The handling of financial exposures, formulation of hedging strategy, supervision over, execution and provision of an immediate response to extraordinary developments in the various markets, is under the responsibility of the Chief Financial Officer, who acts in consultation with the Chief Executive Officer and members of the audit committee and the investment committee. An update regarding the implementation of our policy is presented to the members of the audit committee on a quarterly basis and an investment committee meeteing is held at least twice a year. We do not determine the risk management policy for our group companies. We and our subsidiaries did not have material derivatives positions as of December 31, 2015 and December 31, 2014.

Interest Rate Risks. We and our group companies are exposed to market risks resulting from changes in interest rates, relating primarily to our and RDC's deposits. As a part of our risk management, we invest a portion of our liquid resources in U.S. dollar Lybor- linked debentures. As of the date of publication of this Annual Report, we and RDC do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2015, we and RDC had no external debt.

Exchange Rate Risk. Since most of our group companies have operations in Israel, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of most of our group companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having, to the extent possible, most of our and our group companies' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. However, salaries and related expenses, as well as expenses related to the DIC Service Agreement (see "Item 7 – Related Party Transactions– Major Shareholders") and other operating expenses are denominated in NIS. In addition, at December 31, 2015 RDC holds deposits in NIS and investments in securities that are NIS-linked. It is our and our group companies' policy to use derivative financial instruments, from time to time, to limit exposure to changes in the exchange rate between the NIS and the U.S. dollar or to keep a portion of our and our group companies' resources in NIS against a portion of its future NIS expenses and against liabilities denominated in NIS. If the NIS should strengthen against the U.S. dollar, it may harm our and our group companies' results of operations. We keep a material portion of our resources in U.S. dollar, however, in the future, changes may take place from time to time in our cash balances, in how we maintain our cash, and the portion of cash we hold in each currency based on business developments and future decisions. In addition, in 2015 we invested for the first time in a company which operates in Germany and its functional currency is the Euro. As of December 31, 2015 we did not have material exposure to the exchange rate between the Euro and the U.S. dollar.

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

Price Risk. We are exposed to fluctuations in the fair value of our holdings in our group companies. Changes in the fair value of our private holdings including holdings accounted for under the equity method of accounting or as financial assets measured at fair value (such as Notal Vision) may affect our results of operations and may have a significant effect on our market value. We view the volatility in the fair value of these companies as part of our ordinary course of business. In addition, we are exposed to fluctuations in the market value of our holdings in marketable financial assets measured at fair value.

Sensitivity analyses of sensitive financial instruments included in the consolidated financial statements as of December 31, 2015, in accordance with changes in market factors

The following tables describe sensitivity tests of the fair value of bank deposits included in the Financial Statements that are held by us and RDC, in accordance with changes in market factors.

For details on sensitivity analyses of sensitive of other financial instruments please see Note 19 in Item 18 – Financial Statements.

Sensitivity test of changes in dollar interest rates as of December 31, 2015

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	0% interest	10%	5%
	$ millions
Short term bank deposits	55.3	(0.6)	*	*	0.3	*	*

* Represents amount less than $0.1 million.

Sensitivity test of changes in dollar interest rates as of December 31, 2014

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	0% interest	10%	5%
	$ millions
Short term bank deposits	89.0	(1.1)	(0.1)	*	0.4	0.1	*

* Represents amount less than $0.1 million.

C. Research and Development

According to our group companies, their aggregate projected investment in R&D activities during 2016 will total approximately $45.5 million.

The combined R&D costs of all group companies amounted to approximately $36.3 million in 2015, $35 million in 2014 and $62.3 million in 2013. The increase in R&D costs in 2015 as compared with 2014 resulted mainly from an increase in R&D costs of Pocared, as a result of the progress in its trial and sample collection. This increase was partially offset by the fact that Kyma and Jordan Valley were sold during 2015. The decrease in R&D costs in 2014 as compared with 2013 resulted mainly from the fact that in 2013 Given Imaging was a group company and, due to the Given Merger, it was not a group company in 2014.

Our consolidated R&D costs amounted to $13.1 million in 2015, $2.1 million in 2014 and $3.9 million in 2013. The increase in consolidated R&D costs in 2015 as compared with 2014 was primarily due to consolidation of Pocared's operations for the first time in February 2015. The decrease in consolidated R&D costs in 2014 as compared with 2013 was primarily due to the decrease in holding and the loss of control in Kyma in October 2013.

D. Trend Information

See "Global Economic Status" and "Venture Capital Industry Status" above.

E. Off- Balance Sheet Arrangements

There are no off-balance sheet transactions.

F. Tabular Disclosure of Contractual Obligations

At December 31, 2015, we and our subsidiaries had no material contractual obligations which are expected to affect our consolidated cash flow in future periods.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

As of the date of filing of this Annual report, our executive officers and directors are as follows:

Directors

Name	Age	Position

Eduardo Elsztain(6)	56	Chairman
Saul Zang(7)	70	Vice -Chairman
Ami Erel(5)	68	Director
Yehuda Freidenberg(1) (2) (3) (5)	74	External Director
Sholem (Saul) Lapidot	36	Substitute Director
Lee-Bath Nelson(1) (2) (3) (5)	50	External Director
Arie Ovadia (1) (3) (4) (5)	67	Director
Ehud Rassabi (1) (2) (3) (5)	62	External Director
Gerardo Tyszberowicz	35	Substitute Director

Executive Officers

Name	Age	Position

Ari Bronshtein	46	Chief Executive Officer
Yaron Elad	38	Vice-President & Chief Financial Officer
Zohar Rosenberg	42	Vice-President

(1)	Member of our audit committee.
(2)	External director under the Companies Law.
(3)	Independent Director under the Companies Law.
(4)	Designated "financial expert" under the Sarbanes-Oxley Act of 2002.
(5)	Designated "financial expert" under the Companies Law.
(6)	Appointed Chairman of the board of directors on March 10, 2016

(7)	Appointed Vice-Chairman of the board of directors on March 10, 2016

       Mr. Eduardo Elsztain joined Elron as a director in February 2016 and on March 10, 2016 he was appointed as Chairman of the board of directors. He serves as Chairman of IDBD, DIC and Property and Building Corporation Ltd. (TASE:PTBL). In addition, he serves as chairman of IRSA Inversiones y Representaciones S.A. (NYSE:IRS), Cresud S.A.C.I.F. y A. (NASDAQ:CRESY); IRSA Propiedades Comerciales S.A. (NASDAQ:IRCP), Banco Hipotecario S.A. (BASE:BHIP) and Brasilagro Companhia Brasileria de Propedades Agricolas (NYSE:LND), among others. He also serves as director of Dolphin Netherlands B.V., Dolphin Fund Ltd., Austral Gold Limited (ASX:AGD) and other companies. Mr. Elsztain studied Economics (degree incomplete) at the University of Buenos Aires, Argentina.

Mr. Saul Zang joined Elron as a director in February 2016 and on March 10, 2016 he was appointed as Vice-Chairman of the board of directors. He serves as Vice- Chairman of IRSA Inversiones y Representaciones S.A. (NYSE:IRS), Cresud S.A.C.I.F y A (NASDAQ:CRESY) and IRSA Propiedades Comerciales S.A. (NASDAQ:IRCP). He is a founding partner of Zang, Bergel & Vines Abogados. He also serves as a director of IDBD, DIC, Austral Gold Limited (ASX:AGD), Banco Hipotecario S.A. (BASE:BHIP) and other companies. Mr. Zang holds a Bachelors of Law at the University of Buenos Aires, Argentina.

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

       Mr. Sholem (Saul) Lapidot joined Elron as a substitute director for Mr. Saul Zang in February 2016. Since January 2016, Mr Lapidot has served as Chief Executive Officer of IDBD and as the substitute Chief Executive Officer of DIC. Mr. Lapidot has served as a director of IDBD since December 2014 (having previously served as a substitute director of IDBD from January 2014 until December 2014) and as a director of DIC since November 2014 (having previously served as a substitute director of DIC from February 2014 until November 2014). He also serves as Chairman of Modiin Energy Management (1992) Ltd and a director of Adama Agricultural Solutions Ltd.  Mr. Lapidot served as director and Chief Executive Officer of Cladd SA from 2009 until 2013 and as Chairman of Australtex SA from 2008 to October 2012.  Mr. Lapidot has studied Rabbinical Studies and Jewish Philosophy in various institutions in Argentina, Canada and Israel.

        Lee-Bath Nelson joined Elron as an external director in October 2014. She serves as a member of our audit committee and our compensation committee and as a member of our investment committee. Since 2013, Ms. Nelson has served as the Vice President of Marketing and Business Development at Make it LEO, a company she co-founded. From 2011 to 2013 she served as Corporate Director of Business Development at Orbotech Ltd, and from 2005 to 2010 Ms. Nelson was a General Partner at Plenus Venture Lending. Ms. Nelson serves as a director at Make it LEO and Tomor Ltd. She also serves on the board of "Ore to Excellence", a non profit organization promoting excellence and volunteerism among teens and children in the periphery. Ms. Nelson has a B.A. and an MSc. each in Computer Science from the Technion, Israel Institute of Technology, and a Ph.D. in Finance from the Graduate School of Business, Stanford University, CA.

Prof. Arie Ovadia joined Elron as a director in March 2007. He serves as chairman of our investment committee and as a member of our audit committee and compensation committee. Prof. Ovadia was approved by the board of directors as having the qualifications of an Independent Director under Israeli law. He serves as Chairman of Giron Development & Building Ltd., Destiny Holdings (1993) Ltd. and Nadlan.com Israel Ltd. and previously served as chairman of Teva Naot Distribution Ltd. and Naot Shoes Cooperative Agriculture Society For Business Ltd. He is a Managing Partner of Shamrock Israel Growth Fund Advisor Ltd. He is a director of Destiny Investments (1993) Ltd. Destiny Assets (1991) Ltd., Israel Petrochemical Ltd., Strauss Group Ltd., Compugen Ltd., I.Q.S Shalev Ltd., (previously served as chairman., Maxtech Tecnologies Ltd., Maxtech Networks Communication Ltd., Mantisvision Ltd.,., A.A. Consultants Ltd., A.O. Adav Consultants and Managing 2007 Ltd., Aantz Consultants Ltd., and Oil Refineries Ltd. He served previously as a director of Discount Bank Ltd. and Shamrock Cinema City Ltd. He holds a B.A. in Economics and an M.B.A from Tel Aviv University. He also holds a Ph.D. in Economics from the University of Pennsylvania, Wharton School.

Ehud Rassabi joined Elron as an external director in March 2012. He serves as Chairman of our audit and compensation committees, and a member of our investment committee. Mr. Rassabi is an accountant and provides expert opinions in the fields of economics, class actions, valuations and mediations and is also a director of companies. Mr. Rassabi served as Chief Executive Officer of Emed Real Estate Development and Investments Ltd. until March 2011. He serves as an external director of Electra Ltd., Bank Yahav for State Employees (until December 2015), Goldbond Group Ltd., and as a director of Israeli News Company Ltd., Yehuda Reshatot Ltd., RTL Investments and Assets Ltd. and Rabash Accounting and Management Ltd. Mr. Rassabi is Honorary Consul of the Social Democratic Republic of Sri Lanka. Mr. Rassabi serves as Chairman of Ilan – Israeli Foundation for Handicapped Children (on a voluntary basis), Chairman (on a voluntary basis) of the audit committee of the Society for the Friends of Tel Aviv University and President of Lahav Office of Self employed and Businesses in Israel (on a voluntary basis until October 2015) . Mr. Rassabi holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University.

Mr. Gerardo Tyszberowicz joined Elron as a substitute director for Mr. Eduardo Elsztain in February 2016. Mr. Tyszberowicz is a consultant who provides advisory services to Dolphin Netherlands, the controlling shareholder of IDBD. From 2012 to 2014, he served as Managing Director at Consultores Assets Management Ltd. In 2002 he started working in the IRSA Group, later acting as a senior advisor to Mr. Eduardo Elsztain in  his capacity as Chairman of Cresud S.A.C.I.F y A (NASDAQ:CRESY), IRSA Inversiones y Representaciones S.A. (NYSE:IRS),  Austral Gold Limited (ASX:AGD) and Banco Hipotecario S.A. (BASE:BHIP). Mr. Tyszberowicz holds a BA in Economics with specialization in Business at Universidad Torcuato Di Tella, Buenos Aires, Argentina and a Mercantile Expert diploma with a minor in Computer Sciences at ORT Technical School, Buenos Aires, Argentina.

Ari Bronshtein has served as Chief Executive Officer of Elron since June 2010 after serving as co-Chief Executive Officer of Elron since May 2009. Mr. Bronshtein serves as a director of RDC, Pocared and Coramaze and until February 2014, he served as a director of Given Imaging. From March 2006 to April 2009, Mr. Bronshtein served as a director of Elron. In January 2006, Mr. Bronshtein joined DIC as vice president. From 2004 to 2005, Mr. Bronshtein served as vice president and head of the Economics and Business Development division of Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Bronshtein currently serves as a Mr. Bronshtein currently serves as Chairman of Epsilon Investments house and as a director of CellCom Israel Ltd. and other companies within the IDB group. In 2015, he was appointed to the Governing Body of the Science Museum of Jerusalem. Mr. Bronshtein holds a Bachelors degree in Finance and Management and a Masters degree in Finance and Accounting, both from Tel Aviv University.

Yaron Elad joined Elron in July 2007 as Comptroller and in January 2010 was appointed as Vice President and Chief Financial Officer. From 2001 to 2007, Mr. Elad worked for BDO Israel, a leading Israeli auditing firm, as manager in the auditing and technical department. Mr. Elad is a director of RDC, Chairman of the board of directors of RDSeed, director of Pocared and a director of Pocared, Cloudyn and Open Legacy. From 2001 to 2007, Mr. Elad was a lecturer at Tel Aviv University and other academic institutions. In addition, Mr. Elad lectured at The Institute of Certified Public Accountants in Israel and various Israeli government ministries. Mr. Elad holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University (cum laude) and a Masters of Science degree in Finance from Tel Aviv University. Mr. Elad has been a licensed CPA in Israel since 2004.

Zohar Rosenberg joined Elron in January 2016 as Vice President responsible for evaluation of investments in companies developing cyber solutions. Prior to joining Elron, Mr. Rosenberg served for 20 years for the elite 8200 unit of the Intelligence Corps of the Israeli Defence Force and retired with the rank of Colonel. Mr Rozenberg holds a BSc in Electrical Engineering from Tel Aviv University, Master of Business Administration ( MBA ) from Tel Aviv University, Graduate Training Directors of the Open University.

 B. Compensation

During the year ended December 31, 2015, we paid aggregate remuneration of approximately $872,000 to our directors and officers as a group who served in the capacity of director or executive officer during such year. See "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions" regarding compensation of directors who are controlling shareholders. This does not include payments by DIC to officers of the Company employed by DIC as part of the Services Agreement (see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions").

The following table sets forth the approximate aggregate compensation paid by us during the fiscal year ended on December 31, 2015 to all of our directors and officers.

Cash and Cash-Equivalent Forms of Compensation (in thousands of U.S. $)
Salaries, Fees, Directors' Fees, Commissions and Bonuses
2015(1) (2)
All Directors as a group, consisting of 7 persons during 2015	$318
All Officers as a group,	$554

(1)	Does not include payments by DIC to officers of the Company employed by DIC as part of the Services Agreement.
(2)	See below –"Payments paid during the period of this Annual Report to the five highest salary recipients amongst our and our subsidiaries officers ".

The salary of our officers and the rest of the staff working for us, with the exception of the salary of the former Chairman of our board of directors whose termination was effective as of March 29, 2015 (and with the exception of special bonuses to officers and staff members as aforesaid), is not paid by us but by DIC. In accordance with the Services Agreement with DIC (see "Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders"), we may grant special bonuses to our officers and other staff working for us and who are employed by DIC subject to our compensation policy described below.

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

On January 12, 2014, our shareholders approved the adoption of a compensation policy for officers and directors of the Company. The comprehensive policy was published as annex to the Notice convening our special shareholders meeting which was submitted on Form 6K to the Securities and Exchange Commission on December 5, 2013. In addition, following approval of our audit committee and Board of Directors, our shareholders also approved that the provisions of our compensation policy be applied to the residing CEO, Mr. Ari Bronshtein with regard to a bonus plan, in accordance with the conditions set forth in Sections 7-10 and 21 and to any other provision relevant to the variable compensation in our compensation policy.

For details concerning the terms of employment of the CEO and the CFO of the Company and in relation to the annual bonus granted to them for 2015 in accordance with the compensation policy, see further below in this Item 6B.

Payments paid during the period of covered by this Annual Report to the five highest salary recipients amongst our and our subsidiaries' officers

The following are the details required according to Israeli Securities Law regulations regarding compensation paid, to the best of our knowledge, to the five highest salary recipients amongst our and our subsidiaries' officers  and the three highest salary recipients amongst our officers.

Information on recipient				Compensation for services (thousands of $)					Total
Name	Position	Date of employ- ment	Type of Position	Shareholdings (Fully diluted)	Salary	Bonus	Share-based payments	Manage- ment fee
Ari Bronshtein	Chief Executive Officer of Elron	May, 2009	(1)	-	444(2)	358(3)	-	-	802
Yaron Elad	Vice President and Chief Financial Officer	May, 2009	100% (4)	-	251(5)	196(6)	-	-	447
Shmuel Kedmi	Former Chief Executive Officer of RDC	January 2014	100%	-	263(7)	139(7)	-	-	402
Murali Srivathsa (8)	Chief Executive Officer of Kyma	January 2014	100%	-	209	155(9)	9 (10)	-	373
Uriel Weinstein (8)	Chief Technology Officer & General Manager, Israel of Kyma	March 2008	100%	-	154	66(9)	14(10)	-	234
Niv Levy	Controller	September 2009	100% (11)	-	138(12)	38(13)	-	-	176

(1) Mr. Bronshtein is not employed by us, but by DIC, and within the framework of his position, he also serves as our CEO, in accordance with the Service Agreement with DIC.

(2) The amount includes all of the following components that are paid by DIC and not by us: monthly salary linked to the consumer price index, social benefits and related benefits as customary, car allowance (including gross-up) and loss of earning capacity insurance. The engagement between Mr. Bronshtein and DIC shall terminate three months after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(3) According to our compensation policy and the resolution adopted to apply the provisions of the variable compensation thereof to the CEO, including for 2015, Mr. Bronstein is entitled to receive an annual bonus which shall not exceed 12 times the monthly cost of his compensation ("Bonus Cap") where the annual bonus is composed of a component based on the annual return on our share price (50% of the Bonus Cap, the maximum threshold determined for this index being a 20% annual return determined in NIS), a component that is based on measurable goals connected with the performance of the Company and its group companies (the “Measurable Goals”) (35% of the Bonus Cap) and a discretionary performance evaluation component (15% of the Bonus Cap). Compliance with more than 100% of the maximum threshold of the share return component may grant more than 100% of this bonus component, such that in the case of an excess return of 5% and more above the maximum threshold, which was determined as aforesaid, an additional amount equal to the cost of his compensation for one month shall be given, in addition to the bonus due to him for this component and subject to the Bonus Cap. For 2015, five measurable Goals as aforesaid were determined for all of our officers where meeting the full goal entitles the officer to 100% of the bonus component for this goal and meeting an interim goal entitles the officer to 50% of the bonus component for this goal, as follows

Name of Company	Full Goal	Interim Goal	Goal Accomplishment in 2015
BrainsGate	Recruiting 600 patients for interim analysis for the FDA trial.	Decreasing the misplacements rate to below 5%	Full goal accomplished
Pocared	FDA approval for the UTI diagnosis.	Submission of application for FDA marketing clearance for the UTI diagnosis.	Goal not accomplished
CartiHeal	Commencement of clinical trial for treatment of degenerative injuries	Fulfillment of goals for the trial for the treatment of large traumatic injuries.	Full goal accomplished
Notal Vision	US insurance coverage	Finalizing OTC prototype	Full goal accomplished
Elron	Investments in two new companies by Elron or RDC/RDSeed.	Investment in one new company by Elron or RDC/RDSeed	Full goal accomplished

The CEO's bonus component for discretionary performance evaluation was determined by our compensation committee and board of directors on March 10, 2016. According to the provisions of our compensation policy and since the Company met the threshold conditions set forth in the policy, Mr. Bronshtein is entitled to an annual bonus for 2015 in the amount of NIS1,398,000 constituting  9.8 times his monthly compensation cost.

(4) Mr. Elad is not employed by us, but by DIC. Mr. Elad dedicates 100% of his time to fulfilling his capacity of our Vice President and Chief Financial Officer.

(5) The amount includes all of the following components that are paid by DIC and not by us: 12 monthly salaries, social benefits and related benefits as customary, car allowance and loss of earning capacity insurance. The engagement between Mr. Elad and DIC shall terminate three month after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(6) According to our compensation policy and the resolution adopted to apply the provisions thereof to the CFO, Mr. Elad is entitled to receive an annual bonus which shall not exceed 10 times a bonus cap equal to the monthly cost of his compensation in accordance with principles described in Note (3) above. Mr. Elad's bonus component for discretionary performance evaluation was determined by our compensation committee and board of directors on March 10, 2016. According to the provisions of our compensation policy and since the Company met the threshold conditions set forth in the policy, Mr. Elad is entitled to an annual bonus for 2015 in the sum of NIS766,000 which constitutes  9.5 times his monthly compensation cost.

(7) Mr. Kedmi served as RDC's CEO until January 2016. The amount indicated under his salary column includes Mr. Kedmi's salary during 2015. The amount indicated under his "bonus" column includes the expenses involved in the termination of his tenure in RDC.

(8) In September 2015, the sale of Kyma to ZOLL LifeVest Europe Holdings B.V. was consummated. Kyma's officers' salary details refer to the period between January 1, 2015 and September, 2015 ("Closing Date").

(9) The amount indicated under the "bonus" column includes current bonuses which Kyma's officers received.

(10) The amount indicated under the "share-based compensation" column expresses that expenditure made by Kyma in its financial statement for the period between January 1, 2015 and the Closing Date, in accordance with IFRS 2.

(11) Mr. Levy is not employed by us, but by DIC. Mr. Levy dedicates 100% of his time to fulfilling his capacity as our controller.

(12) The amount includes all of the following components that are paid by DIC and not by us: monthly salary, social benefits and related benefits as customary, car allowance and loss of earning capacity insurance. The engagement between Mr. Levy and DIC shall terminate one month after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(13) Mr. Levy is not an officer of Elron, as defined in the Companies Law and the Company's compensation policy for officers is not applicable to him and accordingly he is entitled to a discretionary bonus.

C. Board Practices

None of our directors have service contracts with us or any of our group companies that provide for benefits upon termination of employment. See "Item 6 – Directors, Senior Management and Employees – Agreements & Arrangements with Directors".

Board of Directors

Our Articles of Association provide for a board of directors of not less than five members and no more than fifteen members, including external directors. Currently, we have 7 directors. Each director, other than external directors, is elected to serve until the end of the first annual meeting following their appointment. However, if no directors are elected at such annual meeting, the then-present directors will continue in office. The board of directors may appoint additional directors, provided that the total number of directors does not exceed the maximum number of fifteen as mentioned above. A director appointed as such will serve until the end of the next annual meeting held following his or her appointment, and he or she will be eligible for re-appointment. Notwithstanding any of the above, any director, other than external directors, may be removed from office by an ordinary resolution of a general shareholders' meeting or by two-thirds of the directors. A director need not hold any of our shares to qualify as one of our directors. Our Articles of Association provide that our board of directors may delegate its powers to its committees, subject to limitations determined by the Companies Law. Our Articles of Association and the Companies Law require the Board of Directors to appoint a Chairman from one of its members. During the period, December 28, 2014 until March 10, 2016 when Mr. Eduardo Elsztain was appointed as Chairman, we did not appoint a Chairman of the board of directors.

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

Substitute Directors

Under our Articles of Association, any director, other than an external director, may, by written notice to us, appoint another person to serve as a substitute director and may also cancel such appointment at any time. The identity of a substitute director requires the approval of the board of directors. Under the Companies Law, the following persons may not be appointed as a substitute director: (i) any person who is not himself or herself qualified to be appointed as a director; (ii) a person who is already serving as a director; or (iii) a person who is already serving as a substitute director for another director. Nevertheless, a director may be appointed as a substitute director for a committee of the board of directors if he or she is not already serving as a member of the committee. Under the Companies Law, a substitute director may not be appointed as an external director except for a committee of the board of directors as described above, and provided that the substitute director is an external director who has "professional capability" or "financial and accounting expertise", according to the qualification of the relevant external director. We have two substitute directors, namely Mr. Gerardo Tyszberowicz as a substitute director for Mr. Eduoardo Elsztain and Mr. Sholem (Saul) Lapidot as a substitute director for Mr. Saul Zang.

The term of appointment of a substitute director may be for one meeting of the board of directors, for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director.

External Directors

The Companies Law requires Israeli companies with shares that have been offered to the public (i.e. public companies) to appoint at least two external directors. Following a recent amendment to the Companies Law enacted on February 17, 2016, or Amendment 27, any and all of such external directors are no longer required to be Israeli residents. No person may be appointed as an external director if:

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

The program is also subject to a periodic review of its suitability and to being updated, as necessary. We will continue to set and adopt additional procedures and update existing procedures, as necessary, in order to regulate additional processes, and to codify everyday practices and formulate additional procedures.  Following Amendment 27, a company whose audit committee’s composition meets the requirements set for the composition of a compensation committee (as further detailed below) may have one committee acting as both audit and compensation committees.

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

Internal auditor's work plan: Our internal auditor's work plan is a three-year plan, and is based on an update of a risk survey which was conducted by us dated January 21, 2007 and updated in 2015. Each year the three-year audit plan, including that year's plan, is updated and approved. The plan is updated and approved following deliberations that are held with our management and members of our audit committee, such that within 4 years most of the risk factors will be audited. The internal auditor is authorized to deviate from such plan subject to reporting to our audit committee and receiving its consent for the proposed change. In addition, the audit committee is authorized to direct the internal auditor to deviate from the audit plan during the year.

Audits abroad or of subsidiaries: We have no overseas activity other than the holding of certain corporations outside of Israel. The annual internal audit plan addresses whether or not internal audits have been carried out in our material group companies, but does not address their activity in Israel or abroad.

Scope of employment: Approximately 500-700 hours per year according to the work plan, while in 2015, the internal auditor invested approximately 700 hours. In the opinion of our board of directors, the internal audit's work plan as well as the scope of employment which was determined to execute such plan are appropriate for our needs. Insofar as required, we are able to expand the aforesaid scope of employment.

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

Internal auditor's reports: Our internal auditor's reports are submitted in writing. The internal auditor's reports are distributed to our management and our audit committee. During the period covered by this Annual Report, one internal audit report was submitted in respect of the 2014 work plan and three reports were submitted in respect of the 2015 work plan. The reports were distributed prior to the audit committee meetings at which these reports were discussed, on March 3, 2015, May 11, 2015, July 29, 2015, November 5, 2015. An additional report in respect of the 2015 work plan was distributed prior to the audit committee meeting at which this report was discussed on March 1, 2016.

Board of directors' evaluation: In the board of directors' opinion, the scope, nature and continuousness of our internal auditor's activity and his work plan are reasonable under the circumstances, and they fulfill our internal audit goals.

Remuneration: Our internal auditor is paid based on actual hours worked. The cost of our internal auditor's employment in 2015 was approximately NIS 150,000 (approximately $40,000). In the opinion of the board of directors, the compensation paid to the internal auditor does not influence the exercise of his professional discretion.

Supervising Organ of the Internal Auditor: The Chairman of the Board was in charge of the internal auditor prior to the termination of the former Chairman of the Board, Mr. Arie Mientkavitch on December 28, 2014. Since then, in the absence of a Chairman of the Board of Directors, the Board of Directors authorized the Chairman of the Audit Committee to serve as the supervisor of the internal auditor and the internal auditor reports to the Audit Committee on a professional level.

D.  Employees

In accordance with the Services Agreement entered into with DIC, we receive managerial and administrative services through staff employed by DIC and as a result, we do not employ any personnel.

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

In March 2015, Mr. Ehud Rassabi was appointed as an external director for a second three-year term. In December 2014, Mr. Arie Mientkavitch's term as Chairman of our Board ended and his employment terminated with effect from March 29, 2015. Commencing as of January 2016, Mr. Zohar Rosenberg was appointed as our Vice-President responsible for evaluation of investments in companies developing cyber solutions.

 The following table sets forth, for the last three financial years, the number of our employees:

As of December 31,	2015	2014		2013
Management and Administration	-	1	*	1	*

* As of March 1, 2016, 13 persons are employed by DIC and provide services to us through the Services Agreement entered into with DIC. The employment of the former Chairman of our board of directors was terminated effective as of March 29, 2015.

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

E.  Share Ownership

The number of our ordinary shares beneficially owned by each of our directors, and by our directors and officers as a group, as of February 29, 2016, is Nil. This excludes shares beneficially owned by DIC, IDBD or IDBH.

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

Phantom Options

In February 2012, we granted to the former Chairman of our board of directors and another recipient phantom options in relation to our Pocared shares, namely the right to receive the benefit of the increase in value of certain of our Pocared shares, representing 0.7% of Pocared's share capital as of December 31, 2015. For details regarding the phantom options granted to the former Chairman of our board of directors, see "Item 6B" above.

Item 7.	Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth, as of December 31, 2015 unless otherwise specified, the number of our ordinary shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our ordinary shares, based on notifications provided to us shortly before the date of publication of this Annual Report. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of February 22, 2016, there were a total of 296 holders of record of our ordinary shares, of which 188 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker "street names." As of February 22, 2016, United States holders of record held approximately 16.7% of our outstanding ordinary shares.

Name and Address	Number of Ordinary Shares	Percent of Outstanding Ordinary Shares	Percent of Ordinary Shares on a fully diluted basis
Discount Investment Corporation Ltd. (1) Tel Aviv, Israel	14,966,339	50.32%	50.32%

The above table does not include the following holdings: ( (i) 1,611,641 of our ordinary shares (approximately 5.41% of our outstanding and fully diluted share capital) held for members of the public through, among others, provident funds, mutual funds and pension funds managed by subsidiaries of Meitav Dash Investment House Ltd. Meitav Dash Investment House Ltd disclaims beneficial ownership of such shares and (ii) 2,819,328 of our ordinary shares (approximately 9.47% of our outstanding and fully diluted share capital) held for members of the public through, among others, provident funds, mutual funds and pension funds managed by subsidiaries of Yelin Lapidot Holdings Ltd. Yelin Lapidot Holdings Ltd. disclaims beneficial ownership of such shares and (iii)1,697,938 of our ordinary shares (approximately 5.69% of our outstanding and fully diluted share capital) held for members of the public through provident funds, mutual funds and pension funds managed by Migdal Insurance and Financial Holdings Ltd. Migdal Insurance and Financial Holdings Ltd. disclaims beneficial ownership of such shares; and (iv) any of our ordinary shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC. Each of our directors who is affiliated with DIC disclaims beneficial ownership of such shares.

(1) As of February 29, 2016, IDBD held approximately 73.92% of the issued and outstanding shares and voting rights of DIC. IDBD is a public company whose securities are listed for trade on the Tel Aviv Stock Exchange.  We have been advised that the controlling shareholders of IDBD are: Mr. Eduardo Elsztain, the Chairman of our board of directors, who holds shares of IDBD through the following companies that he controls: Dolphin Netherlands B.V. (‘Dolphin Netherlands’), Dolphin Fund  Ltd ("Dolphin Fund"), and Inversiones Financieras Del Sur S.A. (‘IFISA’) (hereinafter, jointly: ‘the Dolphin companies’). We have been advised that as of February 29, 2016, the Dolphin companies directly hold approximately 80.72% of the issued share capital and the voting rights in IDBD, as follows: Dolphin Fund– 0.02%; Dolphin Netherlands – 48.98%; IFISA – 31.72%.

By reason of the control of IDBD by Mr. Elsztain, as set forth above, Mr. Elsztain may be deemed beneficial owner of, and to hold the power to vote and dispose of,  our Ordinary Shares owned beneficially by IDBD and DIC.

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

Compensation of directors who are controlling shareholders

The payment of compensation for holding the office as a director of ours and for participating in meetings of our board of directors and its committees, is in accordance with the provisions set forth in the Companies Regulations (Rules on Compensation and Expenses of an Outside Director), 5760-2000, including with regard to companies whose securities have been offered to the public or are traded outside of Israel.

        On March 10, 2016, our compensation committee, audit committee and board of directors authorized the compensation to our directors who are controlling shareholders and/or whose relatives are controlling shareholders and/or with respect to whom the controlling shareholders have a personal interest, including where said compensation for their service as directors is granted to our controlling shareholder, whose directors serve as company's directors at the date of said resolution or who shall serve from time to time, an annual remuneration in the amount of NIS 73,200, and fee for participation in board meetings in the amount of NIS 2,820 per meeting. For written consents in lieu of meetings and for resolutions via other means of communication, a participation fee equal to the rate set forth in the Companies Regulations (Rules for Compensation and Expenses for External Director), 5760-2000 including for public companies or companies traded outside Israel  ("Compensation Regulations"). In addition, said directors shall be entitled to expense reimbursement as set forth in Regulation 6 to the Compensation Regulations. Said amounts shall be linked to the consumer price index in accordance with Regulation 8 to the Compensation Regulations, commencing from April 1, 2008. For convenience, as of the date hereof, the annual remuneration is set at NIS 84,684 and the fee for participation in meetings is NIS 3,262. Amounts are exclusive of applicable VAT. We may pay said directors' compensation for certain of our serving directors, to our controlling shareholder, DIC. and/or to its indirect controlling shareholder, IDBD. This decision shall be valid for a three years period commencing from March 10, 2016.

Of the sum of $ 318,000 which we paid towards Directors’ fees of 7 directors in total for the year 2015, a sum of approximately $29,000 was paid to DIC for the service of a director of ours and sum of approximately $ 28,000 was paid to IDBD for the service of a director of ours.

Bonuses granted to directors and officers

For details regarding bonuses granted to directors and officers, see "Item 6B" above.

Services Agreement with DIC

On April 19, 2015, the Services Agreement with DIC was extended for an additional three year period from May 1, 2015, and the annual service fee was increased to NIS 6 million (equivalent as of December 31, 2015 to approximately $1.5 million). Pursuant to the Services Agreement, effective from May 1, 2009, we receive managerial and administrative services through staff employed by DIC that include providing us with personnel to discharge the functions of our CEO, CFO, comptroller, general counsel, corporate secretary, junior employee and administration employee services

 The services are provided by persons designated by DIC, certain of whom are appointed subject to our approval (our Chief Executive Officer and Chief Financial Officer are to be appointed by us following our proposal of such officers, and their approval by DIC and our board of Directors, and our comptroller, general counsel and corporate secretary are to be appointed by us following our proposal of such officers, and their approval by DIC) and all of whom are employed or otherwise engaged by DIC, at its expense. We are entitled to require DIC to terminate the engagement of any employees of DIC providing services to us. The term of the Services Agreement is three years, subject to either party having the right to terminate it on at least 120 days prior notice if DIC is no longer our largest shareholder.

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

Following approval of our audit committee, board of directors and shareholders, commencing from February 2012, we grant amended letters of indemnification to all of our directors and our officers, including those who are and/or whose relatives are controlling shareholders and/or in the granting of which our controlling shareholders may have a personal interest. The indemnification amount that we shall pay to all of our officers, in the aggregate, including officers who serve or will serve, at our request, as officers of other companies, according to all of the amended letters of indemnification that shall be issued to them by us shall not exceed, in the aggregate, 25% (twenty five percent) of our equity (in U.S. dollars) according to our latest financial statements (annual or quarterly) that are known before actual payment of the indemnification. The letters of indemnification that were granted to officers and directors with respect to which our controlling shareholders may have a personal interest shall remain in effect until February 2021, with the exception of letters of indemnification that were granted to directors and to officers who and/or whose relatives are controlling shareholders, which remained in effect for three years until February 2015.

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

Directors and Officers Insurance Policy

On June 24, 2015, following approval of our audit committee and board of directors, our shareholders approved in advance our engagement in a directors' and officers' liability insurance policy from July 1, 2015 (the date of expiration of our current policy) through Clal Insurance Company Ltd. or through another insurer, for a period of 18 months until December 31, 2016 ("Initial Insurance Period"), and to approve, in advance, our engagement in an insurance policy after expiration of the Initial Insurance Period, all including by way of extension of the present policy and/or through the purchase of new policies, and which shall apply with respect to our directors and officers, as shall serve from time to time, including officers who or whose relatives are controlling shareholders. The engagement in such insurance policies is subject to our audit committee and board of directors having determined that no material changes occurred in the terms and conditions of the insurance compared with those of our current policy, and that the increase in the sum of the insurance premium shall not exceed 50% relative to the insurance premium paid for our current policy. This approval will remain in effect for three years from July 1, 2015. Our shareholders also approved the possibility to expand the policy, whether during the Initial Insurance Period or thereafter, in the event that as a result of changes in the Company's business and/or stock exchanges on which it is traded, the need shall arise for the expansion of the events and/or the scope covered by the policy, subject to the fulfillment of the conditions specified in Section 2.4 of the proxy statement and subject to the receipt of the approvals of the compensation committee and the board of directors. The terms of the Policy are as follows;

(1)	The coverage under the Policy was limited to $30 million per claim and in the aggregate during the policy period.
(2)	The premium amounts to $150,000 for a period of 18 months (i.e. an annual premium of approximately $100,000).

C.  Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

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

On February 9, 2016, a request was submitted to the District Court pursuant to which agreement was reached on a partial settlement agreement (between all the plaintiffs and all the defendants except the Company and the group of directors on its behalf(. The actual settlement agreement has not been submitted to the District Court since, according to the above application, the parties are required to exhaust other approval proceedings regarding the participation of the insurers. The position of the plaintiffs as presented to the District Court by their legal representatives after the submission of the above request is that the cause of action against the Company and the group of directors on its behalf is separate from the causes of action against the other defendants and therefore - as long as the Company and the group of directors on its behalf do not join the settlement, the plaintiffs are continuing the proceedings between the plaintiffs and the Company and the group of directors on its behalf.

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

As of December 31, 2014, following the distribution of the abovementioned dividend, we do not have accumulated profits available for distribution for the purposes of the "profits" test according to Section 302 of the Companies Law

On March 10, 2016, our Board of Directors resolved, to make an application to the Court for a dividend distribution of US $ 15 million (constituting an amount of US $ 0.504307 per share) not out of our profits. Such dividend distribution is subject to the Court approval pursuant to Section 303 of the Companies Law, and the record date will be determined accordingly. We intend to file an application to the Honorable Court, accordingly. This decision of the Board of Directors was taken after the directors determined that considering the Company's assets and liabilities, the solvency criterion pursuant to the Companies Law has been met, i.e. there is no reasonable concern that such dividend distribution would prevent us from meeting our existing and expected obligations, as and when they fall due, and that such dividend distribution is for the benefit of the Company and its shareholders.

It should be clarified that the abovementioned decision of the Board of Directors does not constitute a decision to distribute a dividend, and that a dividend distribution in any amount, shall be subject, in addition to the Court approval as stated herein (which is not assured), to a further separate approval of the Board of Directors in relation to the dividend distribution itself, subject to the Board's full discretion. Accordingly, it should be clarified that the as of the date of the publication of this Annual Report, there is no certainty as to the distribution of a dividend or the timing or amount thereof.

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

Donations and Assistance to the Community

We regard charitable contributions and assistance to the community in Israel as a very important and integral part of our overall activities. On August 10, 2011, our board of directors approved a donation policy, according to which up to 0.5% of our gains in respect of exit transactions shall be allocated to the donation budget ("the Budget Fund"), in effect as of the sale of Medingo in 2010, to be utilized over the course of several years. The budget fund not utilized during an exit year will be available for use in the ensuing years. The board of directors authorized the Chairman of our audit committee as the Chairman of donations committee, who is the person responsible for decisions made in regard to allocating donations in accordance with our Budget Fund.

During 2015, we donated approximately NIS 74,000 ($19,000), mainly to Israeli military "188" unit.

B.  Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2015.

Item 9.	The Offer and Listing

A.  Offer and Listing Details

Markets and Share Price History

Our ordinary shares are traded on the TASE and were traded on the Nasdaq Global Select Market until January 6, 2010 under the symbol "ELRN." Since January 7, 2010, our Ordinary shares have been traded in the over-the-counter market in the United States under the symbol "ELRNF." The following table sets forth, for the periods indicated, the high and low reported sales prices, which reflect the distribution of a dividend of $3.00 per share in 2005, a dividend of approximately $0.5057 per share in 2012 and a dividend of $3.69825 per share in 2014, of our ordinary shares on the U.S. market (in U.S. Dollars) and on the TASE (in NIS). The historical price per share of our ordinary shares on the U.S. market was adjusted manually as prices reflecting the automatic adjustment was not publicly available:

	U.S.	U.S.	TASE	TASE
Period	High (U.S. $)	Low (U.S. $)	High (NIS)	Low (NIS)

Annually

2011	5.51	2.89	18.02	11.09
2012	5.08	2.69	19.74	11.04
2013	8.62	4.41	30.27	16.51
2014	5.88	3.96	20.68	15.00
2015	5.22	4.06	20.29	16.12

Quarterly

First Quarter 2014	5.57	4.97	19.87	17.81
Second Quarter 2014	5.88	5.09	20.68	17.76
Third Quarter 2014	5.30	4.69	18.66	16.76
Fourth Quarter 2014	4.56	3.96	17.12	15.00
First Quarter 2015	5.00	4.06	19.62	16.12
Second Quarter 2015	5.00	4.46	20.22	16.99
Third Quarter 2015	5.10	4.28	19.84	16.70
Fourth Quarter 2015	5.22	4.14	20.29	16.67

Most recent six months
September 2015	4.94	4.58	19.33	17.57
October 2015	4.71	4.14	18.26	16.67
November 2015	5.14	4.54	20.10	17.87
December 2015	5.22	5.00	20.29	19.39
January 2016	5.10	4.67	20.11	19.03
February 2016	5.00	4.64	19.59	16.89
March 1, 2016 (through March 9, 2016)	4.55	4.30	17.78	17.00

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

The Companies Law and our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors. Under Israeli law and regulations and our Articles of Association, notice of the meeting is required to be published in two widely distributed daily newspapers published in Hebrew. The Companies Law requires us to issue a voting instrument in order to enable shareholders to vote through a voting instrument, if certain matters are on the agenda of the meeting. Under the Companies Regulations (Voting Slip and Position Notices), 2005, (the "Voting Slip Regulations") if the agenda of the general meeting includes, among others, one of several types of resolutions such as the appointment and discharge of directors; approval of certain acts or transactions; approval of a merger and other fundamental issues, then generally, the shareholders may vote at the general meeting by means of a voting slip.

Pursuant to Amendment No.53 to the Securities Law, as of June 17, 2015, a new internet voting system, developed by the Israeli Securities Authority, began operating. The main purpose of this system is to encourage shareholders, bondholders, owners of option warrants and participation units to exercise their voting rights in meetings: the Voting Regulations stipulate that the voting system would confirm their ownership automatically, and they will not have to obtain or submit any proof of ownership obtained from the stock exchange member.

Under our Articles of Association, no business may be commenced until a quorum of two or more shareholders holding at least one-third of the voting rights are present in person or by proxy. The Israeli Companies Regulations provides that the record date for the participation of shareholders of a company, such as us, whose shares are traded or registered outside of Israel may be no more than 40, but no less than 4, days prior to the meeting, provided that notice for the meeting is given prior to the record date provided however that if the agenda of the general meeting includes a resolution which can be voted on by a voting slip in accordance with the Voting Slip Regulations, no less than 28 days before the date of the general meeting. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

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

Separate and special rules were stipulated the Companies Law, with regards to the compensation of office holders. Generally, public companies, like us, were required to adopt a compensation policy addressing, among others, the compensation of its directors and officers. The compensation policy must be determined by the company's board of directors after considering the recommendations made by the company's compensation committee and it is subject to the final approval of the company's shareholders.

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

●
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

Services Agreement with DIC

In April 2009, we entered into the Services Agreement with DIC which was renewed for an additional three years with effect from May 1, 2012. In April 2015, the Services Agreement was extended for an additional three year period from May 1, 2015 and the annual services fee was amended to NIS6 million annually (approximately $1.5 million), linked to the Israeli consumer price index as of 1 May 2016 in accordance with terms of the agreement. For more information see "Item 7 – Major Shareholders and Related Party Transactions – Service Agreement with DIC" and Exhibit 4.2 attached hereto.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. In 2014, the corporate tax rate was 26.5% of company's taxable income. In January 2016 the Israeli Knesset amended the corporate tax rate from 2016 and thereafter to 25%. Furthermore, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Benefited Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally 15% as compared to 30% (or compared to 25% if the dividend recipient is not a substantial shareholder – shareholders owning, directly or indirectly, 10% or more of our outstanding voting capital) for individuals or an exemption for companies), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the limitation does not apply if the company qualifies as a foreign investors’ company. This tax must be withheld by such company at the source, regardless of whether the dividend is converted into foreign currency.

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

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31, 2002 is taxed at the marginal rate of up to 48% for individuals (in 2014 and 2015) and to corporate tax rate of 26.5% in 2015 and in 2014 for corporations. The capital gains tax rate imposed upon sale of capital assets (including non-traded shares) acquired after that date has been reduced to 25% with respect to individuals in 2014 and 2015 ; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after the date that the asset was held. In addition to the above since 2013 individuals that their over-all income exceeds the NIS810 thousands threshold are subject to surtax of 2%, or surtax.

Under current law, as of January 1, 2006, the Israeli tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 26.5% in 2015 and 26.5% in 2014 for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in such case the gain will generally be taxed at a rate of 25%.

Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30% in 2014 and 2015. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). In such case the taxable real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the event the above mentioned calculation creates a loss, such loss can only be offset against a capital gain from other traded securities according to the provisions of the Israeli law. The amount of the loss is limited to the difference between the adjusted average value and the value of the shares at the date of sale.

Employee Stock Options

Effective from January 1, 2003, the Israeli tax law enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 48% in 2014 and 2015 and surtax since 2013 plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options were granted; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option) upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. (On the capital profit the optionee is not required to make payments to the National Insurance Institute and health tax.) In this track, on the capital profit, the Company may not recognize expenses pertaining to the options for tax purposes but may do so on the income portion. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options were granted; or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 48% in 2014 and 2015 and surtax since 2013) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% on the capital profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date.

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

Controlling shareholders optionees are subject to income tax rate (according to the marginal tax rate of the optionee- up to 48% in 2014 and 2015 and surtax since 2013) on the profit upon the sale of the underlying shares.

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

Tax Consequences If We Are a Passive Foreign Investment Company ("PFIC")

In general, we will be a PFIC in a taxable year if either (i) 75% or more of our gross income in such taxable year is passive income or (ii) the average percentage (by value) in such taxable year of our assets that produce, or are held for the production of, passive income, is at least 50%. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation's assets and as directly earning our proportionate share of the other corporation's income.

The determination of whether we are a PFIC for any taxable year is based upon such factual matters as the valuation of our assets and, in certain cases, the assets of companies held by us. There can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC. Our PFIC analysis is based upon, among other things, certain assumptions and methodologies with respect to the values that we have used, our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we hold, and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. As described above, the tests are impacted, by, among other factors, changes in our market capitalization and the value of our group companies which are difficult to predict and the appropriate value of our ownership interest in our group companies.

We believe that we were a PFIC in 2015. As a result, we also believe that we were a PFIC in 2014. While we believe that we did not satisfy the income and asset tests in 2014, we would not have been treated as a PFIC in 2014 if we qualified for a change in business exception. In order to qualify for the change of business exception to PFIC status in 2014, we generally had to satisfy the following requirements: (1) we were never classified as a PFIC prior to 2014, (2) substantially all of our passive income for 2014 was attributable to proceeds from the disposition of one or more active trades or businesses and (3) we are not classified as a PFIC in 2015 and 2016. We believe that it was likely that we satisfied requirements (1) and (2) above with respect to 2014. However, as we believe that we were a PFIC in 2015, we cannot satisfy requirement (3). Thus, if we were a PFIC in 2015, we were also a PFIC in 2014.

U.S. holders that own our ordinary shares may be able to avoid (or minimize) the adverse tax consequences of the excess distribution regime described below if they can, and do, elect to apply one of two alternative taxing regimes – the “qualified electing fund” (“QEF”) and “mark-to-market” regimes, which are described below. In general, a U.S. holder may make a QEF election if we provide U.S. holders with a PFIC Annual Information Statement (described below), which contains information as to (or enables a U.S. holder to compute), inter alia, the U.S. holder’s pro rata share of our ordinary earnings and net capital gain under U.S. tax principles. We prepare our financial statements and data in accordance with IFRS and do not separately compute income and loss in accordance with U.S. federal income tax principles and accordingly, we do not intend to provide U.S. holders with a PFIC Annual Information Statement. As a result, U.S. holders may not be able to make a QEF election. In general, a U.S. holder may make a mark-to-market election if our ordinary shares are considered “marketable stock.” A class of stock is “marketable stock” if it is “regularly traded” on a “qualified exchange or other market” (within the meaning of Treasury Regulation Section 1.1296-2(c)). Our ordinary shares are currently traded on the OTC Pink in the United States and on the Tel Aviv Stock Exchange in Israel. We do not believe that the OTC Pink would be considered a “qualified exchange or other market” for this purpose. While it is not entirely clear, we believe that the Tel Aviv Stock Exchange should be considered such a “qualified exchange or other market.”

A U.S. holder that owns our ordinary shares during any taxable year in which we are a PFIC will be required to file IRS Form 8621 annually (regardless of whether a QEF election or mark-to-market election is made).

Taxation of U.S. Holders of PFIC Shares Generally

A U.S. holder that does not make either the QEF election or the mark-to-market election (each described below) is subject to the excess distribution regime. Under this regime, "excess distributions" are subject to special tax rules. An excess distribution is (i) a distribution with respect to shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder’s holding period for our shares and (ii) gain from the disposition of our PFIC shares (including gain deemed recognized if the PFIC shares are used as security for a loan).

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year, as well as amounts allocated to taxable years prior to the first taxable year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to each of the other taxable years would be taxed at the highest tax rate applicable to ordinary income for that taxable year and the U.S. holder also would be liable for interest on the deferred tax liability for such taxable year calculated as if such liability had been due with respect to such taxable year. The portions of gains and distributions that are not characterized as excess distributions are treated as ordinary income subject to tax in the current taxable year under the normal tax rules of the Code.

Unless a QEF election is in effect, a U.S. person who inherits shares in a non-U.S. corporation that was a PFIC in the hands of the decedent (who was not a nonresident alien) is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Such U.S. holder’s basis in such shares is generally equal to the lower of the decedent's basis or the fair market value of such shares on the decedent's date of death unless the decedent’s estate recognized gain on the transfer.

Unless a QEF election or mark-to-market election is made with respect to our ordinary shares, the determination that we were a PFIC in 2015 generally will cause such PFIC status to apply with respect to a U.S. holder who held our shares in 2015 to all future taxable years, in which such holder continues to own our shares, notwithstanding that we may not have been, or may not be, a PFIC in such other taxable years.

The QEF Regime

As an alternative to the excess distribution regime, the QEF regime would apply if the U.S. holder elects to treat us as a qualified electing fund, or QEF, for the first taxable year in which the U.S. holder owns our ordinary shares during which we are a PFIC, so long as we provide U.S. holders with a PFIC Annual Information Statement. A PFIC Annual Information Statement contains information as to, inter alia, the U.S. holder’s pro rata share of the ordinary earnings and net capital gain (as defined in Treasury Regulation Section 1.1293-1(a)(2)) of the PFIC for the taxable year (or sufficient information to enable the U.S. holder to calculate its pro rata shares of the PFIC's ordinary earnings and net capital gain for that taxable year, as determined in accordance with U.S. federal income tax principles). We prepare our financial statements and data in accordance with IFRS and do not separately compute income and loss in accordance with U.S. federal income tax principles and accordingly, we do not intend to provide U.S. holders with a PFIC Annual Information Statement. As a result, U.S. holders may not be able to make a QEF election.

If we do provide U.S. holders with a PFIC Annual Information Statement, a U.S. holder wishing to make a timely QEF election must attach a completed IRS Form 8621 to a timely filed United States federal income tax return (including extensions). If the QEF regime applies, then in each taxable year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, in which case such deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. No portion of any such inclusions would be eligible to be treated as “qualified dividend income.” A U.S. holder's basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income and decreased by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. Generally, a QEF election allows electing U.S. holders to treat gain or loss realized on the disposition of their ordinary shares as capital gain or loss.

If a U.S. holder fails to make a timely QEF election for the first tax year in such U.S. holder’s holding period in which we are a PFIC (but we provide U.S. holders with a PFIC Annual Information Statement), the U.S. holder may be eligible to make a retroactive QEF election under certain circumstances. U.S. holders should consult their tax advisors to determine if they are eligible to make a retroactive QEF election.

U.S. holders who do not timely make a QEF election with respect to the first taxable year during their holding period in which we are a PFIC and are not eligible to make a retroactive QEF election may nevertheless make a QEF election for a subsequent year (if we provide U.S. holders with a PFIC Annual Information Statement) together with a deemed sale election for the same taxable year. If a deemed sale election is made, the U.S. holder will be treated as if it had sold our ordinary shares for their fair market value on the last day of the taxable year immediately preceding the taxable year for which the QEF election is made and will recognize gain (but not loss) on such deemed sale and pay tax and an interest charge on such gain in accordance with the excess distribution regime described above.

Once a QEF election is made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC, and can be revoked only with the consent of the IRS.

U.S. holders that make a QEF election may also be required to make a QEF election with respect to each of our subsidiaries that is a PFIC in order to avoid application of the excess distribution regime with respect to their indirect interest in such subsidiaries. The mark-to-market election described below generally will not be available with respect to any of our subsidiaries that is a PFIC.

The Mark-to-Market Regime

As a second alternative to the excess distribution regime described above, the "mark-to-market" regime may be elected so long as our ordinary shares are considered "marketable stock." A class of stock is “marketable stock” if it is “regularly traded” on a “qualified exchange or other market.” A class of stock is “regularly traded” if it is traded on one or more qualified exchanges or other markets, other than in de minimis quantities, on at least 15 days during each calendar quarter. A “qualified exchange or other market” is (1) a national securities exchange that is registered with the Securities and Exchange Commission or the national market system established pursuant to section 11A of the Securities Exchange Act of 1934 or (2) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which (A) has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors; and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced and (B) the rules of the exchange effectively promote active trading of listed stocks. Our ordinary shares are currently traded on the OTC Pink in the United States and on the Tel Aviv Stock Exchange in Israel. We do not believe that the OTC Pink would be considered a “qualified exchange or other market” for this purpose. While it is not entirely clear, we believe that the Tel Aviv Stock Exchange should be considered such a “qualified exchange or other market.”

Pursuant to the mark-to-market regime, an electing U.S. holder's ordinary shares are marked-to-market each taxable year in which we are a PFIC, and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder's adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder's adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

If the mark-to-market election is made by a U.S. holder after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply. For such U.S. holders, a late mark-to-market election is permitted only in accordance with Treasury Regulation Section 301.9100. In all other cases, the excess distribution regime applies to any distributions and dispositions of our ordinary shares in the first year in which the mark-to-market election is made as well as to the amount equal to the difference between the fair market value of our ordinary shares and the U.S. holder's adjusted tax basis in our ordinary shares in the first year in which the mark-to-market election is made.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making the QEF election (including a retroactive QEF election), or the mark-to-market election.

Tax Consequences If We Are Not a PFIC

Taxation of Distributions on Ordinary Shares

Subject to the discussion above under "Tax Consequences If We Are a Passive Foreign Investment Company," a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated ordinarily as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder's tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of our ordinary shares.

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

Taxation of the Disposition of Ordinary Shares

Subject to the discussion above under "Tax Consequences If We Are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares (other than in certain non-recognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains are currently taxable to certain non-corporate taxpayers at a maximum rate of 20%. Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed as ordinary income (currently up to a maximum rate of 39.6%). The deductibility of capital losses recognized on the sale, exchange or other distribution of our ordinary shares is subject to certain limitations. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Subject to certain exceptions, U.S. holders that directly own PFIC stock (as well as certain U.S. holders that indirectly own PFIC stock) are generally required to file IRS Form 8621 as part of their U.S. federal income tax return to report their ownership in such PFIC. If a U.S. holder is required to file a Form 8621 with respect to more than one PFIC, such holder must file a separate Form 8621 for each PFIC. For any U.S. holder that is required to file IRS Form 8621 and does not file such Form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year will not close until three years after the date that the required information is filed.

Certain U.S. holders (and to the extent provided in IRS guidance, certain non U.S. holders) who hold interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our ordinary shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such Form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. A U.S. holder that properly reports its interest in our ordinary shares on IRS Form 8621 (described above) is not required to report our ordinary shares on Form 8938. Holders should consult their own tax advisors regarding their tax reporting obligations.

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

 a.   Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2015. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2015, our disclosure controls and procedures were: (1) designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officers and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

b.   Management's Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) for us and our subsidiaries. Our management has assessed our internal control over financial reporting as of December 31, 2015 based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework (2013), which was issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has excluded Pocared from its assessment of internal control over financial reporting as of December 31, 2015 because it was first consolidated by us during the 2015.  Net assets and income of Pocared, which were consolidated in our financial statements for the years ended December 31, 2015, were $11 million and $10.9 million  respectively

Based on the Company’s evaluation, our management, including the CEO and CFO, has concluded that the Company’s internal control over financial reporting are effective as of December 31, 2015.

c.   Attestation Report of the Registered Public Accounting Firm

The attestation report of our registered public accounting firm is included in page F-3 of our audited consolidated financial statements set forth in "Item 18 – Financial Statements."

d.   Changes in Internal Control Over Financial Reporting

No change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the year ended December 31, 2015, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	2014	2015
	(in thousands of U.S. $)

Audit Fees (1)	332	337
Audit-Related Fees	6	20
Tax Fees (2)	157	31
All Other Fees	-
Total	495	387

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

 During the last two years, there were no purchases of equity securities by us and affiliated purchasers other than shares purchased for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance a subsidiary of IDBD

During the last two years, there have not been any investments in our share capital. There are no outstanding obligations to make additional investments in our share capital.

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

4.2	Amendment to Services Agreement dated as of April 28, 2015 by and between the registrant and Discount Investment Corporation Ltd.
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

8.1	List of subsidiaries.
11.1	Code of Ethics, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2004.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd., dated March 10, 2016.

*	This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 10, 2016	ELRON ELECTRONIC INDUSTRIES LTD.

	By:	/s/ Ari Bronshtein
Name: Ari Bronshtein
Title: Chief Executive Officer

By:	/s/ Yaron Elad
Name: Yaron Elad
Title: Vice President & Chief Financial Officer

Elron Electronic Industries Ltd. Consolidated Financial Statements For the Year Ended December 31, 2015

Elron Electronic Industries Ltd.

Consolidated Financial Statements for the Year Ended December 31, 2015

Contents

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited Elron Electronic Industries Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Pocared Diagnostic Ltd. (the "Entity"), which is included in the 2015 consolidated financial statements of the Company and constituted $ 1,142 of total net assets, as of December 31, 2015 and $ 10,892 of net loss, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the Entity.

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial position of the Company and its subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 and our report dated March 10, 2016 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 10 , 2016	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. and its subsidiaries (the “Company") as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014, and the consolidated results of its operations, changes in their equity and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and with the provisions of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 10, 2016 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 10, 2016	A Member of Ernst & Young Global

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position as of

		December 31
		2015	2014
	Note	$ thousands

Current assets
Cash and cash equivalents	4	51,951	65,963
Bank deposits	19	70,188	93,951
Other investments in securities, net	5	28,045	-
Other accounts receivable	6	900	449

		151,084	160,363

Non-current assets
Investments in associates	3	15,529	6,300
Investments in other companies measured at fair value	7	19,395	27,558
Long-term receivables	8	10,395	-
Property, plant and equipment, net	9	1,028	79
Intangible assets, net	10	17,438	3,428

		63,785	37,365

Total assets		214,869	197,728

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position as of

		December 31
		2015	2014
	Note	$ thousands

Current liabilities
Trade payables		445	152
Other accounts payable	11	5,918	4,799

		6,363	4,951

Long term taxes	16	2,104	-

		2,104	-

Equity attributable to the Company's shareholders	12
Issued capital		9,573	9,573
Share premium		190,753	190,753
Capital reserves		3,085	2,066
Accumulated deficit		(45,204)	(46,513)

		158,207	155,879

Non-controlling interests		48,195	36,898

Total equity		206,402	192,777

Total liabilities and equity		214,869	197,728

Saul Zang *	Ari Bronshtein	Yaron Elad
Vice Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the consolidated financial statements: March 10, 2016

*)	Authorized by the board of directors to sign these financial statements in lieu of the chairman of the board of directors, see Note 1.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Income

		For the year ended December 31
		2015	2014	2013
		$ thousands
	Note	(except for net income per share data)

Income
Income from sales		889	374	97
Gain from disposal and revaluation of investee companies and changes in holdings, net	15.A	40,590	176,095	8,416
Financial income	15.E	1,112	887	684
		42,591	177,356	9,197

Expenses
Cost of sales		267	124	59
Research and development expenses, net	15.B	13,129	2,113	3,929
Selling and marketing expenses	15.C	2,008	1,324	545
General and administrative expenses	15.D	7,556	7,057	7,193
Equity in losses of associates, net	15.F	8,566	15,840	11,868
Financial expenses	15.E	650	3,393	561
Other expenses (income), net	15.G	22	793	(3,487)
		32,198	30,644	20,668

Income (loss) before taxes on income		10,393	146,712	(11,471)
Tax benefit (taxes on income)	16	(3,348)	(45,326)	28,401

Net income		7,045	101,386	16,930

Attributable to:
The Company's shareholders		2,451	85,494	17,935
Non-controlling interests		4,594	15,892	(1,005)

		7,045	101,386	16,930

Net income per share attributable to the Company's shareholders (in $)	17

Basic and diluted net income per share		0.08	2.87	0.54

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.
Consolidated Statements of Comprehensive Income

	For the year ended December 31
	2015	2014	2013
	$ thousands

Net income	7,045	101,386	16,930

Other comprehensive loss (after tax)

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income, net	(30)	(421)	(2,111)
Group's share of other comprehensive loss, net of companies accounted for under the equity method	-	-	(16)

Total loss that would never be reclassified to profit or loss	(30)	(421)	(2,127)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:

Foreign currency translation differences for foreign operation	(93)	-	-

Total loss that would be reclassified to profit or loss under certain conditions	(93)	-	-

Total other comprehensive loss	(123)	(421)	(2,127)

Total comprehensive income	6,922	100,965	14,803

Attributable to:
Company's shareholders	2,328	85,073	15,810
Non-controlling interests	4,594	15,892	(1,007)

	6,922	100,965	14,803

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	$ thousands
Balance at January 1, 2015 (audited)	9,573	190,753	351	(2,304)	-	4,019	(46,513)	155,879	36,898	192,777

Total comprehensive income (loss)	-	-	-	(30)	(93)	-	2,451	2,328	4,594	6,922
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	7	7
Non-controlling interests created due to initially consolidated company (Note 3.A.3.b))	-	-	-	-	-	-	-	-	5,434	5,434
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	-	1,073	1,073
Change in non-controlling interests due to loss of control over subsidiaries (Note 3.B.4.f))	-	-	-	-	-	-	-	-	189	189
Sale of financial assets measured at fair value through other comprehensive income (Note 7.D)	-	-	-	1,142	-	-	(1,142)	-	-	-

Balance at December 31, 2015	9,573	190,753	351	(1,192)	(93)	4,019	(45,204)	158,207	48,195	206,402

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	$ thousands

Balance at January 1, 2014	9,573	190,753	351	(10,513)	3,996	(13,377)	180,783	19,032	199,815

Total comprehensive income (loss)	-	-	-	(421)	-	85,494	85,073	15,892	100,965
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	38	38
Dividend to equity holders of the Company	-	-	-	-	-	(110,000)	(110,000)	-	(110,000)
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	2,000	2,000
Investment in subsidiaries by RDC	-	-	-	-	23	-	23	(64)	(41)
Sale of financial assets measured at fair value through other comprehensive income (Note 7.D)	-	-	-	8,630	-	(8,630)	-	-	-

Balance at December 31, 2014	9,573	190,753	351	(2,304)	4,019	(46,513)	155,879	36,898	192,777

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital		Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	$ thousands

Balance at January 1, 2013	9,573		190,709	351	(11,326)	1,107	391	(28,765)	162,040	22,879	184,919

Total comprehensive income (loss)	-		-	-	(2,111)	-	-	17,921	15,810	(1,007)	14,803
Share-based payments in respect of awards issued by subsidiaries	-		-	-	-	-	-	-	-	(38)	(38)
Change in non-controlling interests subsequent to the transfer of the investment in RDSeed to RDC (Note 3.A.3.c))	-		-	-	-	2,172	-	-	2,172	(2,172)	-
Non-controlling interests created due to initially consolidated company	-		-	-	-	-	-	-	-	348	348
Change in non-controlling interests due to sale of a subsidiary	-		-	-	-	-	-	-	-	(261)	(261)
Change in non-controlling interests in consolidated company	-		-	-	-	717	-	-	717	(717)	-
Expiration of share-based payments	-		-	-	-	-	(379)	379	-	-	-
Exercise of options into shares of the Company	-*	)	44	-	-	-	(12)	12	44	-	44
Sale of financial assets measured at fair value through other comprehensive income (Note 7.D)	-		-	-	2,924	-	-	(2,924)	-	-	-

Balance at December 31, 2013	9,573		190,753	351	(10,513)	3,996	-	(13,377)	180,783	19,032	199,815

*)           Amount less than $1 thousand.

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the year ended December 31
	2015	2014	2013
	$ thousands

Cash flows from operating activities
Net income	7,045	101,386	16,930

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	494	251	123
Financial expenses (income), net	(1,329)	3,077	(556)
Stock based compensation and changes in liability in respect of options	7	(201)	(84)
Gain from reversal of impairment of financial assets (see also Note 7.D)	-	-	(3,522)
Impairment of intangible assets	-	814	-
Gain from disposal and revaluation of investee companies and changes in holdings, net	(40,590)	(176,095)	(8,416)
Equity in losses of associates, net	8,566	15,840	11,868
Taxes on income (tax benefit)	3,348	45,326	(28,401)
Other	(13)	(568)	(29)

	(29,517)	(111,556)	(29,017)

Changes in Assets and Liabilities:
Decrease (increase) in other accounts receivable	(561)	(200)	340
Increase (decrease) in trade payables	252	(24)	(51)
Increase (decrease) in other accounts payable	990	(263)	1,020

	681	(487)	1,309

Cash paid and received during the year for:

Taxes paid	(24)	-	-
Interest paid	-	(12)	(169)
Interest received	1,167	519	252

	1,143	507	83

Net cash used in operating activities	(20,648)	(10,150)	(10,695)

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the year ended December 31
	2015	2014	2013
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(452)	(39)	(35)
Investment in associates and other companies	(16,631)	(14,531)	(10,239)
Proceeds from sale of property and equipment	-	-	9
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	(1,625)	3,074	1,335
Proceeds from sale of associates and other companies	27,482	283,905	412
Other investments in securities	(28,325)	-	-
Proceeds from repayment of debentures (see also Note 7.D)	-	-	1,698
Proceeds from sale of financial assets measured at fair value	188	203	115
Cash provided from acquisition of investments in subsidiaries	1,893	-	184
Taxes paid	(1,721)	(19,534)	-
Withdrawal (investment) of deposits, net	24,423	(93,628)	912

Net cash provided by (used in) investment activities	5,232	159,450	(5,609)

Cash flows from financing activities
Dividend paid to the Company's shareholders	-	(110,000)	-
Receipt of government grants	-	-	553
Proceeds from exercise of options	-	-	44
Investment of non-controlling interests in subsidiaries	1,641	2,000	-
Purchase of shares and options from non-controlling interests	-	(44)	-
Repayment of long-term loans	-	(4,000)	-

Net cash provided by (used in) financing activities	1,641	(112,044)	597

Exchange rate differences in respect of cash and cash equivalents	(237)	(3,584)	473

Increase (decrease) in cash and cash equivalents	(14,012)	33,672	(15,234)

Cash and cash equivalents as of beginning of the year	65,963	32,291	47,525

Cash and cash equivalents as of end of the year	51,951	65,963	32,291

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

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.32% interest in the Company as of December 31, 2015.

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

Due to the absence of the Company's Chairman of board of directors, Mr. Eduardo Elsztain, from the meeting at which these statements were approved, as he was abroad, the Company's board of directors authorized Mr. Saul Zang, the vice-chairman of the Company, to sign these financial statements in lieu of the chairman of the board of directors.

These financial statements were approved by the Company's Board of Directors on March 10, 2016.

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

The accounting policies adopted in the financial statements are consistent with those followed in all periods presented.

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

Presented below is a description of the critical accounting estimates that were used in preparing the consolidated financial statements of the Company:

Legal claims

When assessing the possible outcomes of legal claims that were filed against the Company and its investee companies, the companies relied on the opinions of their legal counsel. The opinions of their legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. The results of the claims may be different from such estimates. See additional information in Note 14.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2- Significant Accounting Policies (Cont.)

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements (Cont.)

Determining the fair value of unquoted financial assets and non-controlling interests

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy and of non-controlling interests in a business combination is determined using valuation techniques including an option-pricing model. At times, the Company contracts independent valuation experts to assist in determining the fair value of such assets. The model's assumptions consist of the price of the underline asset, which is the value of the estimated company's equity, exercise price, expected volatility, expected life, expected dividend and risk-free interest rate. The price of the underlying asset is determined based upon recent financing rounds, if any, or based upon projected future cash flows discounted at current discount rates applicable for items with similar terms and risk characteristics, or by use of the multiplies method. Further details are given in Note 7.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2- Significant Accounting Policies (Cont.)

D.	Basis of consolidation (Cont.)

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

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

E.	Associates accounted for using the equity method of accounting

Associates are those entities in which the Company has significant influence or the ability to significantly influence the financial and operating policies, but control was not achieved. In assessing whether or not the Company has significant influence over an entity, the Company takes into consideration ownership of potential voting rights that are immediately exercisable, directly or through subsidiaries, and their impact. Associates are accounted for using the equity method of accounting. The Company's consolidated financial statements include the Group's share of the income and expenses of equity accounted investees from the date that significant influence commences until the date that significant influence ceases. In addition, the financial statements of the Company and of the associates are prepared as of the same dates and periods.

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

F.	Functional currency, presentation currency and foreign currency

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

Assets and liabilities of a Group company which is a foreign operation, including any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are translated at the closing rate at each reporting date for each reporting date presented. Income and expenses for each period presented in the statement of income are translated at average exchange rates for the presented periods. All resulting translation differences are recognized as other comprehensive income.

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

Financial assets:

Starting January 1, 2012, the Group has early adopted the first phase of  IFRS 9, Financial Instruments, commencing January 1, 2012, without early adopting the final version of IFRS 9 , which are detailed in Note 2.U below.

1.	Initial recognition

Financial instruments are recognized initially at fair value plus any directly attributable transaction costs, unless they are subsequently measured at fair value.

2.	Subsequent measurement

After the initial recognition, the Company measures its financial assets at amortized cost or at fair value, as follows:

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

G.	Financial instruments (Cont.)

Financial assets: (Cont.)

Subsequent measurement (Cont.)

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

Financial assets that are debt instruments, which are not measured at amortized cost, are measured in subsequent periods at fair value through profit or loss.

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

Contingent Consideration

Fair value of contingent consideration from sale of group companies is initially recorded at fair value and is classified as a financial asset in accordance with IFRS 9. The contingent consideration is measured at fair value at each reporting period and subsequent changes in the fair value are recorded at profit or loss.

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

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful lives of the property, plant and equipment.

The estimated useful lives for the current and comparative periods are as follows:

Computers, office furniture and equipment	3-17 years (mainly 3 years)
Lab equipment	7 years

J.	Intangible assets

1.	Research and development

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

2.	Non-financial assets (Cont.)

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

The Group has defined contribution plans pursuant to section 14 to the Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services.

In 2015, the Group recorded expenses in respect of defined contribution plans in the amount of approximately $160 (in 2014 and 2013 these expenses amounted to an immaterial amount).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

M.	Employee benefits (Cont.)

2.	Short-term benefits

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

U.	Disclosure of new IFRS standards in the period prior to their adoption

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

U.	Disclosure of new IFRS standards in the period prior to their adoption (Cont.)

IFRS 9 - Financial Instruments (Cont.)

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

1.	Additional information about subsidiaries that are held by the Company

Subsidiary with material non-controlling interests (including through fully owned corporate companies)

	Principal place	Equity interest and voting rights of non- controlling
	of business	interests
		%
As of December 31, 2015 and December 31, 2014:
RDC (1)	Israel	49.90

(1)	Held through fully owned corporate company, DEP Holding Technology Ltd ("DEP").

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

A.	Subsidiaries

2.	Summarized financial information of a subsidiary with material non-controlling interests (*)

Balances in respect with RDC's statement of financial position:

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity attributable to shareholders of the company	Non-controlling interests

As of December 31, 2015	69,959	21,272	1,022	2,115	88,094	43,755

As of December 31, 2014	63,166	11,393	471	1,160	36,742	36,186

(*)	The information presented does not include excess cost and goodwill.

Results of the operation in RDC's statements:

	Profit for the year	Profit attributable to non-controlling interests	Other comprehensive income	Total comprehensive income

For the year ended December 31, 2015	15,168	7,569	-	15,168

For the year ended December 31, 2014	36,077	18,002	-	36,077

RDC's cash flows:

	For the year ended December 31
	2015	2014
Operating activities	(4,138)	(5,014)
Investment activities	8,491	23,536
Financing activities	-	(44)
Increase in cash and cash equivalents	4,353	18,478

3.	Significant changes in investments in consolidated companies during the reporting period

a)	RDC

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

As of the reporting date, intangible assets, net, include an amount of approximately $3,051 in respect of this agreement (see Note 10).

b)        Pocared

Pocared, an Israeli company, is developing a real-time and automated system for infectious diseases diagnosis using optical technology. As of the reporting date, Elron held approximately 55% of Pocared's outstanding shares.

In 2014 and 2013, some of Pocared's shareholders, including Elron, granted Pocared with loans in the amount of $4,000. Elron's share in these loans was approximately $2,400.

In March 2014, Pocared signed an investment agreement with some of its shareholders, including Elron, in a total amount of $9,500 in consideration for Preferred G shares (Elron's share was approximately $8,500). The investment amount was invested during 2014. In addition, according to the investment agreement, the aforementioned loans in the amount of approximately $4,100 (principal and accrued interest) were converted into Preferred F shares.

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

In February 2015, Elron and other shareholders invested in Pocared an amount of $5,000 in consideration for additional Preferred G shares and warrants to purchase additional Preferred G shares (Elron's share is approximately $4,450).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

A.	Subsidiaries (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

b)        Pocared (Cont.)

Following the completion of this investment, Elron's holding in Pocared's outstanding share capital increased from approximately 50.3% to approximately 53.3%, and from approximately 44.3% to approximately 50.1% on a fully diluted basis. As a result, following the aforementioned investment, and for the first time, Elron holds the majority of voting rights in Pocared, taking into account the substantive voting rights as defined in IFRS 10, Consolidated Financial Statements. In addition, and for the first time, Elron was granted the right to appoint the majority of the directors serving on the Board of Directors of Pocared. As a result and beginning February 2015, Pocared became a consolidated company, and accordingly, Elron recorded a gain in the first quarter of 2015 in the amount of approximately $10,100 with respect to the re-measurement of the fair value of Elron's shareholdings in Pocared prior to its initial consolidation (i.e. fair value, as detailed below, of $10,800, with the deduction of the carrying amount of the holding in Pocared prior to obtaining control in the amount of $700). This gain was recorded under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income.

The impact on the assets and liabilities in the Company's consolidated statement of financial position as of the date of initial consolidation of Pocared's financial statements was as follows (in fair value):

Values recognized upon initial consolidation

Cash and cash equivalents	6,345
Other accounts receivable	264
Property, plant and equipment, net	867
Intangible assets	14,387
Trade payables	(209)
Other accounts payable	(981)
Non-controlling interests	(5,434)

Purchase consideration	15,239

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

A.	Subsidiaries (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

b)        Pocared (Cont.)

The fair value of Elron's holdings in Pocared as of the date of initial consolidation was estimated at approximately $15,250 and included an approximately $4,450 cash payment as well as an amount of approximately $10,800, which represents the fair value of the Company's investment on the date control was obtained. The fair value of non-controlling interests was estimated on the date of initial consolidation at approximately $5,400. As a result, at the time of the business combination, an intangible asset, in the amount of $14,400, attributed mostly to IPR&D was recognized. The amortization of this asset will commence when sales from the relevant development will start. The rate of depreciation will be determined according to an estimation of the time of sales from this development.

This valuation of Elron's holdings in Pocared on the date of the initial consolidation was determined with the assistance of an independent valuation firm. The significant details included in this valuation are as follows:

1.	The fair value of the investment in Pocared at the date of business combination: As of February 12, 2015 approximately $15,250.

2.	The valuation model used by the valuation firm:
The fair value of Elron's investment in Pocared was estimated using the Option Pricing Model (OPM), using the value derived from the aforementioned investment agreement in order to determine Pocared's overall value, and using the formulas of Black and Scholes model for allocating Pocared's value to different classes of shares and for determining the value of Elron's interest accordingly.

3.	The key assumptions used in the valuation were:
a.	The standard deviation: 85.2%
b.	Risk free rate: 0.54%
c.	Dividend yield: 0%

In addition, this valuation included the purchase price allocation to Pocared's assets and liabilities. The estimation of the fair value of the IPR&D asset was conducted using the relief-from-royalties method, employing an estimated royalty rate of 5.1%.

In February 2016, subsequent to the reporting date, Pocared announced that 19,000 samples out of 19,500 samples required to complete the trial it is conducting, have been collected. In addition, Pocared announced that from an examination of the results received, it would appear that they do not match Pocared's expectations. Pocared is currently learning the reason for and nature and meaning of the gaps including whether this is due to a technical fault in the systems used.

As part of an annual test, the Company examined if there is a need to amortize the IPR&D asset as of the reporting date and included, among other things, the developments in Pocared's technology since the valuation from February 2015. The examination was conducted with the assistance of an external appraiser, and showed that there is no need to recognize an impairment of the IPR&D asset attributable to Pocared.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

A.	Subsidiaries (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

b)        Pocared (Cont.)

3.	The key assumptions used in the valuation were: (Cont.)

The aforementioned examination as of December 31, 2015, was also conducted using the relief-from-royalties method. The key assumptions used in determining the need for impairment of the IPR&D asset were:
a.	Royalty rate: 5.1%
b.	WACC: 35%
c.	Discounted cash flows were computed until the end of the patent's life. The valuation did not use "representative year".

In July 2015, some of Pocared’s shareholders, including Elron, granted Pocared a loan in the amount of $3,000. Elron’s share in the loan was approximately $2,700.

In September 2015, an investment agreement in Pocared, in the amount of $10,000, was signed by Elron and other shareholders, which also included a reorganization of Pocared's share capital. The investment amount was in two installments in consideration for Preferred B1 shares and warrants for Preferred B1 shares (Elron’s share in the total investment amount was approximately $9,000). The first installment, in the amount of $5,000, was invested immediately. In January 2016, subsequent to the reporting date, the second installment was invested (Elron’s share in each installment was approximately $4,500). Following the second installment, Elron holds approximately 58% of Pocared's outstanding shares.

In February 2012, the Company approved the granting of phantom options over shares of Pocared held by Elron, to the former Chairman and an additional employee of the Company. These options shall only be cash exercisable and represent approximately 0.7% of Pocared's share capital. The influence of this grant on the Company's profit or loss in 2015 was immaterial (in 2014 and 2013 the Company recorded an income of $231 and $47 respectively, in regards with these options).

c)	RDSeed

RDSeed Ltd. ("RDSeed"), a subsidiary of RDC, was founded in 2011 and invests in early stage companies in cyber, information technology and enterprise software. Until the date of transfer of the investment in RDSeed to RDC (as detailed below), Elron directly held 85% of RDSeed's outstanding shares and RDSeed's operations were fully financed by Elron.

In July 2013, Elron transferred its investment in RDSeed to RDC in consideration for $5,000 (the total amount invested in RDSeed by Elron up to this date). As a result, RDSeed became an RDC subsidiary and the Company recognized in 2013 a capital reserve from transactions with non-controlling interests in the amount of approximately $2,172.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

A.	Subsidiaries (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

c)	RDSeed (Cont.)

During the years 2015, 2014 and 2013, RDC invested in RDSeed an amount of $4,750, $5,000 and $2,000, respectively.

As of the reporting date, RDC holds 100% of RDSeed's outstanding shares, after it purchased RDSeed's remaining share capital from another shareholder in 2014.

h)	Financial data of previously consolidated and initially consolidated companies

	Companies previously consolidated as of the date of deconsolidation
	2015	2014	2013

Cash and cash equivalents	375	-	635
Current assets (excluding cash and cash equivalents)	240	-	99
Non-current assets	253	-	258
Current liabilities	(1,087)	-	(209)
Non-current liabilities	-	-	(1,272)

	Companies initially consolidated, as of the date of initial consolidation
	2015	2014	2013
Cash and cash equivalents	6,345	-	184
Current assets (excluding cash and cash equivalents)	264	-	17
Non-current assets	867	-	9
Current liabilities	(1,190)	-	(185)

B.	Investments in associates accounted for using the equity method of accounting:

1.	Composition

	December 31
	2015	2014
Carrying amount of the shares and loans in the statement of financial position	15,529	6,300
The carrying amount of the shares and loans includes:
Allocated excess of cost (*)	4,098	4,264
Goodwill (*)	644	-
	4,742	4,264

(*) See Note 3.B.4.f) below.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

A.	Subsidiaries (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

B.	Investments in associates accounted for using the equity method of accounting: (Cont.)

1.	Composition (Cont.)
According to the Company's accounting policy as described in Note 2.E above, the aggregate equity in losses not recognized by the Company, amounted to a total of approximately $139 from the date of acquisition until December 31, 2015 (not including companies that as of the reporting date were not held by the Company) (and as for companies held by the Company as of December 31, 2014- approximately $295 from the date of acquisition through December 31, 2014). In 2015 there was no equity in losses that was not recognized.

See Note 15.F for further details with respect to losses in respect of associates for the years ended December 31, 2015, 2014 and 2013.

2.	Summarized data of the financial statements of associates, unadjusted to the Group's percentage of holdings (*)

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests

As of December 31, 2015
BrainsGate Ltd.	8,436	76	8,512	2,291	1,687	3,978	4,534	-

As of December 31, 2014
BrainsGate Ltd.	3,066	116	3,182	2,247	1,207	3,454	(272)	-
Pocared Diagnostics Ltd. (**)	2,655	888	3,543	1,023	-	1,023	2,520	-
Total	5,721	1,004	6,725	3,270	1,207	4,477	2,248	-

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the year	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests	Other comprehensive income (loss)	Total comprehensive loss

2015
BrainsGate Ltd.	-	-	(6,378)	(6,213)	(6,213)	(6,213)	-	-	(6,213)

2014
BrainsGate Ltd.	-	-	(5,940)	(6,002)	(6,002)	(6,002)	-	-	(6,002)
Pocared Diagnostics Ltd.	-	-	(8,741)	(10,692)	(10,692)	(10,692)	-	-	(10,692)
Total			(14,681)	(16,694)	(16,694)	(16,694)	-	-	(16,694)

2013
BrainsGate Ltd.	-	-	(6,533)	(6,416)	(6,416)	(6,416)	-	-	(6,416)
Pocared Diagnostics Ltd.	-	-	(10,572)	(10,697)	(10,697)	(10,697)	-	-	(10,697)
Total			(17,105)	(17,113)	(17,113)	(17,113)	-	-	(17,113)

(*)	The information presented does not include excess cost and goodwill.
(**)	In February 2015 became a consolidated company, see also Note 3.A.3.b) above.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

3.	Additional information about associates that are held by the Company:

a)	General information

	Principal place of	Equity interest and voting	Company's participating in gain (loss)
	business	rights (1)	rights (2)

As of December 31, 2015:
BrainsGate Ltd.	Israel	29.84	29.84

As of December 31, 2014:
BrainsGate Ltd.	Israel	29.86	29.86
Pocared Diagnostics Ltd.(3)	Israel	50.33	89.06

(1)	Reflects the Company's ownership interests in the ordinary shares and the preferred shares of the investee companies on an as-converted-basis, and does not take full dilution into account.
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

(3)	In 2015 Pocared became a consolidated company, see also Note 3.A.3.b) above.

b)	Reconciliation to the carrying amount of the Company's interest in material associates:

	BrainsGate		Pocared
	As of December 31,
	2015	2014	2014

Total equity	4,534	(272)	2,520

Participating share in profit or loss of the associate (*)	30.7%	31.6%	82.8%

	1,392	(86)	2,087

Excess cost	10	10	896
Share in the equity attributable to employee options	(1,562)	(1,341)	(931)
Other adjustments	542	476	(362)

Balance of the investment in the associate	382	(941)	1,690

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

3.	Additional information about associates that are held by the Company:

b)	Reconciliation to the carrying amount of the Company's interest in material associates: (Cont.)

	BrainsGate		Pocared
	For the year ended December 31,
	2015	2014	2014
The results of operations of the associates

Total comprehensive loss	(6,213)	(6,002)	(10,692)

Participating share in profit or loss of the associate (*)	30.7%	31.6%	82.8%

	(1,908)	(1,897)	(8,853)

Other adjustments	(53)	-	-

Company's share in loss of the associate	(1,961)	(1,897)	(8,853)

(*)
Represents the weighted average participating rate of Elron in its associates in these years. See also details in Note 2.E above.

For details regarding the participating in Pocared's and BrainsGate's losses, see investment agreements in Note 3.A.3.b) and 3.B.4.b) above.

c)	Other associates

The book value of the Company's aggregate share in other associates, as of December 31, 2015 is $15,147 (as of December 31, 2014- $5,551). The Company's aggregate share in the loss and in the other comprehensive loss of other associates for the year ended December 31, 2015 is $6,605 (for 2014- $5,090).

d)	Inclusion of the financial statements of associates accounted for under the equity method of accounting

The Company did not enclose the financial statements of BrainsGate Ltd. ("BrainsGate"), even though the amount included in the profit or loss in respect of the investment in BrainsGate constituted more than 20% of the absolute value of the net income attributed to the Company's shareholders in 2015, as this condition was not met in the previous year and is not expected to be met in the next year.

4.	Significant changes in investments in associates during the reporting period

a)	Given

Given Imaging Ltd. ("Given") provided minimally invasive diagnostic products for visualization and detection of disorders of the gastrointestinal tract, and was traded on Nasdaq and the Tel-Aviv Stock Exchange (symbol: GIVN), until the completion of the merger, as detailed below. Prior to the completion of the merger, Elron and RDC held approximately 21% and 8% of Given, respectively. Given was accounted for under the equity method of accounting, until its classification as held for sale in December 2013.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

4.	Significant changes in investments in associates during the reporting period (Cont.):

a)	Given

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

In light of the aforementioned, the Company recognized in 2013 a deferred tax asset of approximately $29,000 in respect of the temporary difference between the cost of investment in Given for tax purposes and the book value of the investment, and in respect of carry forward losses that were expected to be utilized in 2014 due to the expected gain from the said transaction (and a tax liability of approximately $600 in respect of RDC's holdings in Given). See also Note 16.

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

In January 2015, an investment agreement in BrainsGate in the amount of $26,000 was signed, with the participation of Medtronic and additional shareholders of BrainsGate, including Elron. The investment agreement will be in two installments in consideration for Preferred BB shares and warrants for Preferred BB shares. Elron's share in the total investment amount is approximately $7,800. The first installment in the amount of $11,000 was invested immediately (Elron's share in the first installment was approximately $3,300). The second installment will be invested after follow up data of 600 patients participating in BrainsGate's clinical trial will be received, and subject to the decision by a majority of BrainsGate's investors, as stipulated in the agreement. Elron's holding in BrainsGate's outstanding share capital did not change after completion of the first installment.

In addition, with the completion of the first installment, BrainsGate's equity was re-capitalized such that all outstanding Preferred shares on the date of investment were converted into Ordinary shares of BrainsGate, and all warrants to purchase preferred shares were amended such that the underlying shares shall be Ordinary shares, commencing that date.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

4.	Significant changes in investments in associates during the reporting period (Cont.)

c)	CartiHeal

CartiHeal (2009) Ltd. ("CartiHeal") is developing an implant for repair of articular cartilage and osteochondral defects. As of the reporting date, Elron holds approximately 35% of CartiHeal's outstanding shares, and the investment in CartiHeal is accounted for under the equity method of accounting.

In February 2015, CartiHeal entered into an investment agreement with its principal shareholders, including Elron, to extend the investment agreement dated January 2012, in the amount of $3,000 in consideration for Preferred D shares and warrants for Preferred D shares. The total investment amount was invested immediately in CartiHeal. Elron's share in this amount was approximately $1,300.

In December 2015, an investment agreement in CartiHeal in the amount of $12,000 was signed. The investment round was led by Johnson & Johnson Innovation - JJDC Inc., with the participation of additional shareholders of CartiHeal, including Elron, in consideration for Preferred E shares. Elron's share in the investment amount is approximately $4,100. In addition, as part of this investment agreement, CartiHeal's shareholders, including Elron, excercised the warrants for Preferred D shares, in consideration for $3,000 (Elron's share was $1,300). As a result, Elron's holding in CartiHeal's outstanding shares increased from approximately 34% to approximately 35%.

d)	Kyma

Kyma Medical Technologies Ltd. ("Kyma") is developing a remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients. Prior to the sale of Kyma, as detailed below, RDC held approximately 53% of Kyma's outstanding share capital and approximately 36% on a fully diluted basis and the investment in Kyma was accounted for under the equity method of accounting.

In October 2013, Kyma, RDC and a new investor completed an investment agreement in the amount of $6,000 to be invested in two installments in consideration for Preferred C shares (RDC's share in this amount was approximately $2,000). In addition, the new investor also received warrants for Preferred C shares (which were exercisable from the investment date), which provided the new investor with an option to invest in Kyma an additional amount of $4,000. The first installment in respect of this investment in the amount of $3,000 was invested immediately. RDC's share in the first installment was $1,000. The second installment was invested in January 2014.

After this investment, which also brought about a change in Kyma's board of directors, RDC lost control over Kyma and commencing from the fourth quarter of 2013, the investment in Kyma was accounted for under the equity method of accounting. As a result, and in accordance with IFRS 10's provisions, Elron recognized in the fourth quarter of 2013 a net gain attributable to Elron's shareholders in the amount of approximately $1,700 (a consolidated net gain in the amount of approximately $2,800), resulting mainly from the revaluation to fair value of RDC's investment in Kyma, under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

4.	Significant changes in investments in associates during the reporting period (Cont.)

d)	Kyma (Cont.)

In February 2015, Kyma signed an investment agreement with its principal shareholders, including RDC, in the amount of approximately $6,200 in consideration for Preferred C shares. RDC's share in this amount was $2,500.

In September 2015, ZOLL LifeVest Europe Holdings B.V., a fully owned subsidiary of ZOLL® Medical Corporation, an Asahi Kasei Group company and a manufacturer of medical devices and related software solutions (the "Acquirer") signed a definitive agreement with Kyma and its shareholders, including RDC, and simultaneously completed the acquisition of the entire share capital of Kyma (the "Transaction").

Pursuant to the Transaction:

1)
The selling security holders of Kyma (the "Sellers") received a cash consideration in the amount of approximately $35,000 (the "Immediate Consideration"), subject to certain adjustments. In addition, the Sellers may receive additional contingent cash consideration in the form of inter alia (a) earn-out payments calculated as a multiple of year-on-year revenue growth from the sale of certain products of Kyma for a period of 4.5 years, and (b) future payments per unit deployed of certain products developed by the Acquirer incorporating Kyma's technology, for a period of 5.5 years (together the "Contingent Consideration"), provided however that the Contingent Consideration will be payable to the Sellers if and for such amounts exceeding $10,000;

2)	The Acquirer is entitled to certain indemnities from the Sellers in connection with the Transaction, as is customary in transactions of this type.

Out of the Immediate Consideration, RDC received an amount of approximately $18,800 (of which an amount of approximately $2,200 was deposited in escrow for a period of 24 months in order to secure certain indemnification obligations to the Acquirer). In addition, at the date of the completion of the transaction, RDC recognized an asset in respect of the Contingent Consideration valued at the amount of approximately $5,200, which was determined with the assistance of an independent appraiser (the fair value of the contingent consideration as of December 31, 2015 was approximately $5,700).

As a result of the Transaction, Elron recognized a net gain attributable to the Company's shareholders in the amount of approximately $8,900 in 2015 (a consolidated net gain in the amount of approximately $17,800).

e)	Coramaze

coramaze technologies GmbH (“Coramaze”) is a German company developing a minimally invasive device to treat functional mitral valve regurgitation. As of the reporting date, Elron holds approximately 17% of Coramaze’s outstanding shares. The investment in Coramaze is accounted for under the equity method of accounting since, among other things, Elron has the right to appoint over 20% of Coramaze's board members.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

4.	Significant changes in investments in associates during the reporting period (Cont.)

e)	Coramaze (Cont.)

In August 2015, Elron entered into its first investment agreement with Coramaze and its existing shareholders, in the amount of €4,500 thousand (Elron's share in the investment is €3,500 thousand). The investment agreement is in two installments in consideration for Preferred A shares. The first installment in the amount of €2,250 thousand (approximately $2,500) was invested immediately. Elron’s share in the first installment was €1,750 thousand (approximately $2,000). Subsequent to the completion of the second installment, Elron is expected to hold approximately 28% of Coramaze’s outstanding shares.

f)	Cloudyn

Cloudyn Software Ltd. ("Cloudyn") provides solutions for the optimization of cloud computing costs and resources. Prior to the completion of the investment agreement in December 2015, as detailed below, Cloudyn was RDSeed's subsidiary. As of the reporting date, Cloudyn is accounted for under the equity method of accounting, whose outstanding shares, are approximately 42% held by RDSeed.

In August 2014, Cloudyn completed an investment agreement in the amount of approximately $3,500 in consideration for Preferred B shares. The investment agreement included a $2,000 investment by a new investor and also a conversion of loans in the amount of approximately $1,500 granted by RDSeed to Cloudyn.

In July 2015, Cloudyn completed an investment agreement in the amount of $1,500 in consideration for Preferred B shares. RDSeed's share was $750.

In December 2015, an investment agreement between Cloudyn, its shareholders (including RDSeed) and a new investor, in the amount of $9,000 in consideration for Preferred B1 shares and warrants for Preferred B2 shares. RDSeed's share was $1,250.  Following the completion of the investment agreement, RDseed's holding in Cloudyn's outstanding share capital decreased from approximately 55% to 42% (and from approximately 52% to  35% on a fully diluted basis).

After this investment, which also brought about a change in Cloudyn's board of directors, RDSeed lost control over Cloudyn and commencing from the fourth quarter of 2015, the investment in Cloudyn is accounted for under the equity method of accounting. As a result, and in accordance with IFRS 10's provisions, Elron recognized in the fourth quarter of 2015 a net gain attributable to Elron's shareholders in the amount of approximately $2,400 (a consolidated net gain in the amount of approximately $4,700), resulting mainly from the revaluation to fair value of RDSeed's investment in Cloudyn, under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income. The fair value of the investment, as the purchase price allocation to Cloudyn's assets, was conducted with the assistance of an independent appraiser. Most of the purchase price allocation was attributed to technology and customer relations.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 4- Cash and cash equivalents

	December 31
	2015	2014

Cash	20,779	4,190
Cash equivalents - short-term deposits (*)	31,172	61,773

	51,951	65,963

(*)	The deposits bear interest rate, which is determined based on the deposit period and currency. The interest rate on deposits as of December 31, 2015, is 0.2%-0.9%.

Note 5- Other investments in securities, net

December 31, 2015

Debentures (A)	23,115
Other securities	4,930

28,045

(A)
Investment in debentures denominated in USD, carrying an interest linked to the Libor. These debentures are financial assets measured at fair value through profit or loss according to the provisions of IFRS 9.

Note 6- Other accounts receivable

As of December 31, 2015 and 2014, other accounts receivable mainly include governmental institutions and prepaid expenses.

Note 7- Investments in other companies measured at fair value

	December 31, 2015	December 31, 2014
	Unquoted	Quoted	Unquoted	Total
Investment in shares measured at fair value through profit or loss	19,395	-	27,339	27,339

Investment in shares measured at fair value through other comprehensive income	-	219	-	219

Total	19,395	219	27,339	27,558

(*)	For a list of investments, see Annex to the consolidated financial statements.

Investments in other companies measured at fair value - unquoted shares

The Company holds interests not entitling significant influence in several private companies. The fair value of these companies' shares has been estimated using:

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7- Investments in other companies measured at fair value (Cont.)

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

In 2013, Notal signed an investment agreement with its major shareholders, including Elron, in the amount of $10,000 invested in two equal installments (Elron's share in this amount was approximately $1,940) and an option to participate in an additional installment in the amount of $5,000, in consideration for Preferred C shares and warrants for Preferred C shares. In 2013 the first two installments were invested.

In June 2014, Notal's major shareholders, including Elron, exercised the option to participate in the additional installment in the amount of $5,000, in consideration for Preferred C shares and warrants for Preferred C shares. Elron's share was approximately $970.

In June 2015, Notal signed an investment agreement with its major shareholders, including Elron, in the amount of $3,000 (Elron's share in this amount was approximately $600) in consideration for Preferred C shares and warrants for Preferred C shares. The investment amount was invested immediately.

In January 2016, subsequent to the reporting date, Notal signed an investment agreement with its major shareholders, including Elron, in the amount of $5,000 (Elron's share in this amount was approximately $1,000) in consideration for Preferred C shares and warrants for Preferred C shares. The investment amount was invested immediately. Elron's holdings in Notal's shares did not significantly change following this investment.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7- Investments in other companies measured at fair value (Cont.)

A.	Notal (Cont.)

Notal's fair value was determined with the assistance of an independent appraiser. The value of this investment as of December 31, 2015 was estimated at $14,700. The significant details included in this valuation with regards to an investment in unquoted shares are as follows:

1.
The value of Notal established by the Appraiser: Approximately $71,000. Accordingly, the value of Elron's interest was determined at $14,700. As a result, in 2015 there was an increase in the value of Elron's holdings in Notal of approximately $300 in respect of the change in the value of Notal, recorded under line item gain from disposal and revaluation of investee companies and changes in holdings, net in the statement of income. In addition, the investment increased in an amount of approximately $600 in respect with the investment in Notal (see above).

2.	The valuation model used by the Appraiser:
a.	The DCF Method for determining Notal's value (enterprise value).
b.	The Option Pricing Model (OPM), using the formulas of Black and Scholes model for allocating Notal's value to different classes of shares and for determining the value of Elron's interest accordingly.

3.        The assumptions used:
a.	The discount rate (WACC): 17.5%
b.	The long term growth rate/ terminal value: Discounted cash flows were computed until the end of the patent's life. The valuation did not use "representative year".
c.	The standard deviation: The volatility used in the Black and Scholes model was 60.5%.

B.	Aqwise

Aqwise – Wise Water Technologies Ltd. ("Aqwise") provides biological water and wastewater treatment solutions for the industrial and municipal markets. As of the reporting date, Elron holds approximately 19.8% of Aqwise's outstanding shares and the investment in Aqwise is accounted for as a financial asset measured at fair value through profit or loss.

The fair value of the investment in Aqwise as of December 31,2015 was determined with the assistance of an independent appraiser. The value of this investment as of December 31, 2015 was estimated at approximately $4,500. Accordingly, the Company recognized in 2015 a gain from change in the value of the investment in the amount of approximately $200, under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7- Investments in other companies measured at fair value (Cont.)

C.	Jordan Valley

Jordan Valley Semiconductors Ltd. ("Jordan Valley") provides metrology solutions for manufacturing process control in the microelectronics industry. Prior to its sale, as detailed below, Elron held approximately 19% of Jordan Valley's outstanding shares and the investment in Jordan Valley was accounted for as a financial asset measured at fair value through profit or loss.

In October 2015, Bruker Scientific Israel Ltd. (the "Acquirer"), a wholly-owned indirect subsidiary of Bruker Corporation, signed a definitive agreement with Jordan Valley and its shareholders for the acquisition of the entire outstanding share capital of Jordan Valley (the "Transaction").

Pursuant to the Transaction, the selling shareholders received proceeds in the amount of up to approximately $53,000, which includes purchase price in the amount of $30,000 plus the cash balance of Jordan Valley (the "Immediate Consideration"). In addition, the consideration also includes additional payments of up to $15,000, which are contingent upon Jordan Valley achieving certain revenue milestones and gross margin threshold in each of the 2016 and 2017 calendar years (the "Contingent Consideration"). The Acquirer is entitled to certain indemnities in connection with the transaction, as is customary in transactions of this type, from the selling shareholders.

Out of the Immediate Consideration, the Company received an amount of approximately $12,000 (of which an amount of approximately $1,300 was deposited in escrow for a period of 18 to 30 months, mainly in order to secure certain indemnification obligations of the selling shareholders to the Acquirer). The Company may receive an additional amount of up to approximately $2,200 out of the Contingent Consideration. The Company recorded an asset in the amount of approximately $1,000 in respect of the contingent consideration.

As a result, the Company recorded in the third quarter of 2015 a gain in the amount of approximately $4,000 in respect of an increase in the fair value of the investment in Jordan Valley under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income.

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

During 2015, 2014 and 2013, all of Enablence's shares were sold in the market, in consideration for approximately $500. As a result from this sale, the comprehensive loss that was recognized in respect of these shares was classified from capital reserve for financial assets measured at fair value through other comprehensive income into retained earnings.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7- Investments in other companies measured at fair value (Cont.)

D.	Enablence (Cont.)

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

Note 8-  Long term receivables

December 31, 2015

Contingent consideration (A)	6,740
Escrow deposits (B)	3,502
Other	153

10,395

(A)
The Group recorded assets in respect of contingent consideration from the sale of Kyma in the amount of $5,717 (see Note 3.B.4.d) above) and from the sale of Jordan Valley in the amount of $1,023 (see Note 7.C above).

(B)
According to the sale agreement of Kyma and Jordan Valley, a portion of the consideration was deposited in escrow, in short term bank deposits. An amount of $2,222 in respect with the sale of Kyma (see Note 3.B.4.d) above). An amount of $1,280 in respect with the sale of Jordan Valley (see Note 7.C above).

Note 9- Property and equipment

Most of the balance of the property and equipment, net as of December 31, 2015 is attributable to Pocared's property and equipment, which was consolidated for the first time in February 2015 (see Note 3.A.3.b) above).

Note 10- Intangible Assets

	Technology
	and in-process	Agreement
	Development (1)	with Rafael (2)	Total

Cost
Balance at January 1, 2014 and at January 1, 2015	1,461	3,051	4,512
Additions due to business combinations (3)	14,387	-	14,387
Decrease due to sale of consolidated company (4)	(1,461)	-	(1,461)
Balance at December 31, 2015	14,387	3,051	17,438

Acrrued amortization and impairment
Balance at January 1, 2014	54	-	54
Amortization recognized during the year	216	-	216
Impairment (5)	814	-	814
Balance at December 31, 2014	1,084	-	1,084

Amortization recognized during the year	197	-	197
Decrease due to sale of consolidated company (4)	(1,281)	-	(1,281)
Balance at December 31, 2015	-	-	-

Amortized cost
Balance at December 31, 2015	14,387	3,051	17,438
Balance at December 31, 2014	377	3,051	3,428

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 10- Intangible Assets (Cont.)

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

(3)	As a result of the initial consolidation of Pocared (see Note 3.A.3.b)).

(4)	As a result of ceasing consolidation of Cloudyn (see Note 3.B.4.f)).

(5)
In 2014, the operations of POSE P.O.S Ltd. were downsized and the Company recorded an impairment in the full amount of the excess cost. The impairment was recorded under line item other expenses (income), net in the income statement.

Note 11- Other accounts payable

	December 31
	2015	2014
Accrued expenses	2,222	1,390
Liabilities to employees in respect of payroll	1,695	1,420
Governmental institutions	1,299	1,889
Other payables	702	100
	5,918	4,799

Note 12- Equity

A.	Composition of share capital:

	December 31,
	2015		2014
	Registered	Issued and outstanding	Registered	Issued and outstanding
	Number of shares

Ordinary shares of NIS 0.003 par value each	35,000,000	29,743,767	35,000,000	29,743,767

Elron's shares are Quoted on the Tel Aviv Stock Exchange and the over-the-counter market in the United States (see also Note 1.A).

B.	Capital management in the Company

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)
Note 12- Equity (Cont.)

C.	Dividend

On March 10, 2016, subsequent to the reporting date, the board of directors resolved to make an application to the Court for a dividend distribution of $15,000 (constituting an amount of $0.504307 per share) not out of the Company's profits. Such dividend distribution is subject to the Court approval pursuant to Section 303 of the Israeli Companies Law, 1999 (the "Companies Law") and the record date will be determined accordingly. We intend to file an application to the Honorable Court, accordingly. This decision of the board of directors was taken after the directors determined that considering the Company's assets and liabilities, the solvency criterion pursuant to the Companies Law has been met, namely that there is no reasonable concern that such dividend distribution would prevent the Company from meeting its existing and expected obligations, as and when they fall due, and that such dividend distribution is for the benefit of the Company and its shareholders.

It should be clarified that the abovementioned decision of the board of directors does not constitute a decision to distribute a dividend, and that a dividend distribution in any amount, shall be subject, in addition to the Court approval as stated herein (which is not assured), to a further separate approval of the board of directors in relation to the dividend distribution itself, subject to the Board's full discretion. Accordingly, it should be clarified that as of the date of the publication of these reports, there is no certainty as to the distribution of a dividend or the timing or amount thereof.

On August 24, 2014, the Company declared a dividend in an amount of $110,000 (approximately $3.698 per share). In September 2014, the dividend was paid to the Company's shareholders.

Note 13- Operating Segment

A.
The Company operates in one segment, namely "Holdings and Corporate Operations". This segment includes corporate headquarters and reflects the operations of the investments in investee companies and their sale.

B.	Revenues based on the location of customers, are as follows:

	December 31,
	2015	2014	2013

USA	630	279	70
Other	259	95	27

	889	374	97

Note 14- Contingent liabilities, pledges and commitments

A.	Legal claims

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 14- Contingent liabilities, pledges and commitments (Cont.)

A.	Legal claims (Cont.)

The cause of action alleged against the Company is minority oppression of the minority shareholders of Elscint, such that control of Elscint was sold to someone who is anticipated to exploit the assets of the company in an unequal manner ("Sabotage Sale"). The Company denies the allegations against it in the action.

On February 9, 2016, subsequent to the reporting date, a request was submitted to the District Court pursuant to which agreement was reached on a partial settlement agreement (between all the plaintiffs and all the defendants except the Company and the group of directors on its behalf(. The actual settlement agreement has not been submitted to the District Court since, according to the above application, the parties are required to exhaust other approval proceedings regarding the participation of the insurers. The position of the plaintiffs as presented to the District Court by their legal representatives after the submission of the above request is that the cause of action against the Company and the group of directors on its behalf is separate from the causes of action against the other defendants and therefore - as long as the Company and the group of directors on its behalf do not join the settlement, the plaintiffs are continuing the proceedings between the plaintiffs and the Company and the group of directors on its behalf.

The Company has provided a provision in its financial statements of an immaterial amount, which according to the estimation of the Company's management, based, inter alia, on the opinion of its legal advisors, is sufficient to cover the financial resources that may be required of it in order to expunge the claim, if any.

2.
From time to time, the Company is involved in claims, in addition to the one described above, in the ordinary course of business. The costs that may result from these claims are recognized as provisions only when it is more likely than not that an obligation originating from past events will arise, and the amount of that obligation can be quantified or estimated within a reliable range. The amount of the provisions is based on the estimated risk factor in every claim. Events occuring during legal deliberations may require a renewed valuation of that estimation. The Company's estimation of the risk is based on the legal opinion of its legal consultants as well as the Company's estimation of probable settlement amounts that the Company may pay, providing both parties agree to the settlement's conditions. As of the reporting date, no provision was included in the financial statements in respect of these additional claims.

B.	Commitments

1.
The Group has commitments in regards with possible indemnification for presentations given in transactions for sale of investee companies, such as Medingo Ltd., which was sold in 2010. For details regarding sale of Group companies during the reporting period, see Notes 3 and 7 above.

2.	For details about the Services Agreement with DIC, see Note 18.B.

3.	For details about other commitments with related parties, see Note 18.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 15- Supplementary statement of income data

A.	Gain from disposal and revaluation of investee companies and changes in holdings, net

	For the year ended December 31
	2015	2014	2013

Kyma (see Note 3.B.4.d))	21,106	-	2,770
Pocared (Note 3.A.3.b))	10,120	-	-
Cloudyn (Note 3.B.4.f))	4,728	-	-
Given Merger (Note 3.B.4.a))	-	175,019	-
Jordan Valley (see Note 7.C)	4,044	(1,410)	(1,750)
Notal (see Note 7.A)	263	1,858	3,425
Aqwise (Note 7.B)	219	471	(481)
Change in holdings in Given (1)	-	-	4,149
Other	110	157	303

	40,590	176,095	8,416

(1)	As a result from exercised and expired options and restricted share units of Given's employees and services providers.

B.	Research and development expenses, net

	For the year ended December 31
	2015	2014	2013
Cost of research and development	13,129	2,113	4,154
Less: government grants	-	-	225

	13,129	2,113	3,929

C.	Selling and marketing expenses

	For the year ended December 31
	2015	2014	2013
Salaries, wages and related expenses	1,083	638	250
Advertising and public relations	176	281	110
Other	749	405	185

	2,008	1,324	545

D.	General and administrative expenses

	For the year ended December 31
	2015	2014	2013
Salaries, wages and related expenses	2,672	2,099	2,527
Services agreement with DIC (*)	1,555	1,712	1,682
Rent and building maintenance	767	741	649
Professional services	860	1,172	1,244
Other	1,702	1,333	1,091

	7,556	7,057	7,193

(*)	For further information, see Note 18.B.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 15- Supplementary statement of income data (Cont.)

E.	Financial income and expenses

1.	Financial income

	For the year ended December 31
	2015	2014	2013

Interest income from loans, deposits and other receivables	17	48	64
Interest income from bank deposits	1,013	839	239
Income from exchange rate differences, net	-	-	152
Other	82	-	229

Total financial income	1,112	887	684

2.	Financial expenses

	For the year ended December 31
	2015	2014	2013

Interest expenses on financial liabilities measured at amortized cost	27	12	162
Loss from revaluation of financial assets at fair value through profit or loss	321	-	-
Loss from change in exchange rate of foreign currency, net	177	3,329	-
Commissions	43	37	251
Other financial expenses	82	15	148

Total financial expenses	650	3,393	561

3.	Financial income (expenses), net, by components

	For the year ended December 31
	2015	2014	2013
Deposits and receivables
Bank deposits	837	(2,490)	239
Other deposits and other receivables	17	48	445

Financial assets at fair value through profit or loss	(321)	-	-

Financial liabilities
Loans from banks	-	(12)	(561)
Other	(71)	(52)	-

Total financial income (expenses), net	462	(2,506)	123

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 15- Supplementary statement of income data (Cont.)

F.	Equity in losses of associates, net

	For the year ended December 31
	2015	2014	2013
Company's share in net losses of associates (1) (2)	8,491	15,840	7,838
Amortization of excess cost in respect of associates	75	-	4,030
Total loss on equity basis, net	8,566	15,840	11,868

(1)	Including also the Company's share in the losses of former associates until the date they ceased being associates.
(2)	See also Note 3.B above.

G.	Other expenses (income), net

	For the year ended December 31
	2015	2014	2013

Gain from cancellation of impairment of Enablence's debentures (see Note 7.D)	-	-	(3,522)
Impairment of intangible assets (see Note 10)	-	814	-
Other	22	(21)	35

Total other expenses (income), net	22	793	(3,487)

Note 16- Taxes on Income

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

Note 16- Taxes on Income (Cont.)

B.	Tax rates applicable to the Group

The rate of the Israeli corporate tax is as follows: in 2013 -25%, in 2014 and 2015- 26.5%. Corporate tax applies on capital gains from the year of sale.

On January 4, 2016, subsequent to the reporting date, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which includes a reduction of the corporate tax rate from 26.5% to 25%.

The deferred tax balances included in the financial statements as of December 31, 2015, are calculated according to the tax rates that were in effect as of the reporting date and do not take into account any effects that may result from the reduction in the tax rate. Any such effects will be included in the financial statements that will be issued starting from the date on which the new tax rate was substantially enacted, namely in respect of the first quarter of 2016. The effect of the change in the tax rate on the deferred tax balances as of December 31, 2015 was immaterial.

C.	The Company, its corporate companies RDSeed and Pocared, received final, or considered final, tax assessments through 2011. RDC received final tax assessments through 2012.

D.	Taxes on income (tax benefit) included in the statements of income

	Year ended December 31,
	2015	2014(*)	2013(*)

Current taxes	1,244	20,490	-
Deferred taxes	2,104	28,440	(28,362)
Taxes in respect of prior years, net	-	(3,604)	(39)

	3,348	45,326	(28,401)

(*)                mainly as a result of Given Merger, see Note 3.B.4.a) above.

E.	Long term taxes

As of December 31, 2015, the Group recorded long term taxes in the amount of approximately $2,100.

Carryforward operating tax losses for tax purposes of the Company and consolidated companies total approximately $234,000 and capital losses for tax purposes total approximately $13,000, as of December 31, 2015. Carryforward tax losses in Israel may be set against future taxable income. Deferred tax assets relating to carryforward losses in the amount of approximately $60,000 were not recognized because their utilization in the foreseeable future is not probable. In addition, the Company does not have tax results carried to other comprehensive income.

Deferred tax assets in the amount of approximately $10,000 (approximately $19,000 as of December 31, 2014) have not been recognized in respect of temporary differences associated with investments in investees in the amount of approximately $36,000 (approximately $73,000 as of December 31, 2014), because the realization of these investments in the foreseeable future is not expected (which realization is at the Company's discretion), and because the distribution of dividends by these companies is not liable for tax or because of the Company's policy not to initiate dividend distribution which will lead to tax liability.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16- Taxes on Income (Cont.)

F.	Theoretical tax:

The reconciliation between the tax expense, assuming that all the income, expenses, gains and losses in profit or loss were taxed at the statutory tax rate and the taxes on income recorded in profit or loss is as follows:

	Year ended December 31,
	2015	2014	2013

Income (loss) before taxes on income	10,393	146,712	(11,471)

Statutory tax rate	26.5%	26.5%	25%

Tax (tax benefit ) computed at the statutory tax rate	2,754	38,879	(2,868)
Increase (decrease) in taxes on income (tax benefit) resulting from the following factors:
Company's share of losses of associates, net	2,270	4,198	2,967
Changes in temporary differences with respect to which deferred taxes were not recognized	(5,186)	(3,847)	(341)
Increase in unrecognized tax losses for which deferred taxes were not recognized	3,565	7,313	279
Deferred taxes recorded in respect of temporary difference in the investment in Given, for which deferred taxes were not recognized in the past	-	-	(7,155)
Deferred taxes recorded in respect of prior periods losses and benefits, for which deferred taxes were not recognized in the past	-	-	(21,285)
Differences in measurement basis (Israeli CPI for tax purposes and foreign currency in the financial statements)	(26)	2,422	-
Non-deductible expenses (exempt income), net	(29)	(35)	41
Taxes in respect of previous years	-	(3,604)	(39)

Taxes on income (tax benefit)	3,348	45,326	(28,401)

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 17- Net earnings per share

A.	Basic and diluted net earnings per share

1.	Details of the income used in the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2015	2014	2013

Net earnings attributable to ordinary shareholders	2,451	85,494	17,935

Adjustment for Company's share in the basic loss per share of associates (*)	-	-	(1,939)

Income used in computation of basic and diluted net earnings per share	2,451	85,494	15,996

*)
Represents adjustments for differences between the Company's share in the income or losses of associates, and the associate's earnings or loss per share multiplied by the number of shares held by the Company.

2.	Details of the number of shares used in the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2015	2014	2013

Balance as of January 1	29,743,767	29,743,767	29,733,767

Effect of options converted into shares	-	-	8,860

Weighted average number of ordinary shares used in the computation of basic and diluted net earnings per share	29,743,767	29,743,767	29,742,627

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18- Balances and transactions with related and interested parties

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

Services Agreement with DIC

On March 19, 2009, the Company entered into a Services Agreement with DIC, effective from May 1, 2009 ("the Services Agreement" or "the Agreement"), which was approved by the Company's audit committee and board of directors, and subsequently, by a special meeting of the Company's shareholders. In February 2012, the Services Agreement was amended and extended for a further three year period commencing from May 1, 2012. In March and April 2015 the Company's audit committee, board of directors and the Company's meeting of shareholders approved the Agreement's amendment and extension for a further three year period commencing from May 1, 2015 (the "Revised Agreement").

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18- Balances and transactions with related and interested parties (Cont.)

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

Pursuant to the Revised Agreement, the Company will pay DIC an annual fee equivalent to NIS 6,000,000, CPI-linked commencing from the second year of the Revised Agreement (approximately $1,540 as of December 31, 2015).

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

The Company, at its sole discretion and at its expense, and subject to the approvals required by law, may pay Staff Persons grants for their special contribution to the Company. The payment of bonuses to Staff Persons who serve as officers is regulated by the Company's compensation policy and additional decisions to apply the compensation policy to officers. According to the Services Agreement, DIC is obligated to provide the services through a sufficient number of people with appropriate experience and capabilities. In addition, DIC may designate Staff Persons or other persons to serve on the boards of directors of companies in which the Company has invested, after receipt of the approval of the Company's CEO.

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

Note 18- Balances and transactions with related and interested parties (Cont.)

B.	Details of transactions with related and interested parties (Cont.)

Services agreement with DIC (Cont.)

The payments made to DIC under the Services Agreement in 2015 are: management fees in the amount of $1,555. This amount does not include regular payments made to DIC in immaterial amounts, as detailed in Note 18.D.

Loans to Group companies

For details on loans granted by the Company to Pocared, see Note 3.A.3.b).
In addition, as of December 31, 2015, there are loans to associates in the amount of $680.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18- Balances and transactions with related and interested parties (Cont.)

C.	Composition of balances with interested and related parties

As of December 31, 2015

	Controlling shareholder (parent company)	Other related parties and interested parties	Ultimate parent company	Associates	Key management personnel

Other accounts receivable	-	-	-	63	-
Trade and other accounts payable	(8)	(34)	(24)	-	(166)
Highest balance during the year of loans and current debts	-	-	-	63	-

As of December 31, 2014

	Controlling shareholder (parent company)	Other related parties and interested parties	Ultimate parent company	Associates	Key management personnel

Other accounts receivable	-	-	-	-	-
Trade and other accounts payable	(7)	-	(14)	-	(126)
Highest balance during the year of loans and current debts	-	-	-	15	-

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties

Year ended December 31, 2015

	For terms see Note	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates	Key management personnel	Other related parties and interested party

Income (*)		-	-	-	3	-	-

Expenses
Services Agreement-related expenses	18.B	(1,555)
Directors' remuneration	18.D.2	(29)	-	(28)	-	(261)	-
Insurance-related expenses		-	-	-	-	-	(105)
Other		-	(9)	(61)	-	-	(115)

		(1,584)	(9)	(89)	3	(261)	(220)

Year ended December 31, 2014

	For terms see Note	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates	Key management personnel	Other related parties and interested party

Income (*)		-	-	-	61	-	-

Expenses
Services Agreement-related expenses	18.B	(1,712)	-	-	-	-	-
Directors' remuneration	18.D.2	(14)	-	-	-	(310)	-
Insurance-related expenses		-	-	-	-	-	(111)
Salaries, wages and related expenses		-	-	-	-	(804)	-
Other		-	(17)	(63)	-	-	(94)

		(1,726)	(17)	(63)	61	(1,114)	(205)

(*)	Mainly interest and participation in directors' remuneration.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Year ended December 31, 2013

	For terms see Note	Controlling shareholder (parent company)	Sister companies	Ultimate parent company	Associates	Key management personnel	Other related parties and interested party

Income (*)		8	-	5	143	-	-

Expenses
Services Agreement-related expenses	18.B	(1,682)	-	-	-	-	-
Directors' remuneration	18.D.2	(13)	-	(28)	-	(362)	-
Insurance-related expenses		-	-	-	-	-	(117)
Salaries, wages and related expenses		-	-	-	-	(742)	-
Other		-	(18)	(59)	-	-	(74)

		(1,687)	(18)	(82)	143	(1,104)	(191)
(*)	Mainly interest and participation in directors' remuneration.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Compensation of key management personnel employed by the Company* (including directors)

	No. of personnel in	For the year ended December 31, 2014	No. of personnel in	For the year ended December 31, 2013
Short-term employee benefits	1	726	1	702
Termination benefits	1	169	1	58
Share-based payment transactions	1	(91)	1	(18)
Total		804		742

* In 2015, no expense in respect of employees was recorded by Elron directly.

Compensation of key management personnel not employed by the Company (including directors)

	No. of personnel in 2015	For the year ended December 31, 2015	No. of personnel in 2014	For the year ended December 31, 2014	No. of personnel in 2013	For the year ended December 31, 2013
Short-term employee benefits	7	318	10	324	8	403

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period relating to key management personnel.

The amounts disclosed in the table do not include compensation paid to key management personnel of the Company by DIC according to the Services Agreement (see Note 18.B above).

1.	Grants:

According to the provisions of the Company's compensation policy, and in accordance with the decision to apply its provisions to the CEO, and since the Company met the threshold conditions set forth in the policy, Mr. Ari Bronshtein, the CEO of the Company, is entitled to an annual bonus for 2015 in the amount of NIS 1,398 thousand. This bonus reflects 9.8 times his monthly compensation cost.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18-Balances and transactions with related and interested parties (Cont.)

2.	Directors' compensation

The payment of compensation for holding the office as a director and for participating in meetings of the board of directors and its committees, is in accordance with the provisions set forth in the Companies Regulations (Rules on Compensation and Expenses of an Outside Director), 5760-2000, including with regard to companies whose securities have been offered to the public or are traded outside of Israel.

Directors' fees which do not exceed the customary remuneration that was paid by the Company for the year 2015 to the directors of the Company during this period, 7 directors in total, amounted to approximately $318. Of such amount, a sum of approximately $29 was paid to DIC for the service of a former officcer thereof as director of the Company, and a sum of less than $28 was paid to IDB for the service of an officer thereof as director of the Company.

Note 19- Financial instruments

A.	Classification of financial assets and financial liabilities

The financial assets and financial liabilities in the statement of financial position are classified by groups of financial instruments pursuant to IFRS 9 and IAS 39 :

	December 31,
	2015	2014
Financial assets:

Financial assets measured at amortized cost:
Other short term accounts receivable	681	203
Bank deposits	70,188	93,951
Long term receivables	3,502	-

Financial assets measured at fair value through profit or loss:
Investments in other companies measured at fair value through profit or loss	19,395	27,339
Other investments in securities, net	28,045	-
Long term receivables	6,740	-

Financial assets measured at fair value through other comprehensive income	-	219

Financial liabilities:

Financial liabilities measured at amortized cost:
Trade payables and other current liabilities	4,749	3,143

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19- Financial instruments (Cont.)

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

Market risk

Market prices comprise four types of risk: currency risk, CPI risk, other price risk and interest rate risk. Financial instruments affected by market risk include deposits, investment in debentures and marketable securities, contingent consideration and investments measured at fair value.

1.	Currency risk

Since most of the investee companies operate in Israel, the Group's main exposure results from changes in the exchange rate between the New Israeli Shekel ("NIS") and the dollar. Elron's functional currency, as well as that of most of its investee companies, is the dollar. Elron's policy is to reduce exposure to exchange rate fluctuations by having, to the extent possible, most of its and its investee companies' assets and liabilities, as well as most of their revenues and expenditures in dollars, or dollar linked. However, salaries and related expenses, as well as expenses related to the DIC Services Agreement (see Note 18.B) and other operating expenses are denominated in NIS. In addition, as of December 31, 2015 RDC has cash, bank deposits and investment in securities denominated in NIS in the amount of approximatly $29,550. It is the Company's and its investee companies' policy to use derivative financial instruments to protect from changes in the exchange rate between the NIS and the dollar and to keep a portion of the Company's and its investee companies' resources in NIS against a portion of their future NIS expenses and against liabilities denominated in NIS. If the NIS should strengthen against the dollar, it may harm the Company's and its investee companies' results of operations.

In 2015 Elron invested for the first time in a company which operates in Germany, with functional currency of Euro (see also Note 3.B.4.e) above). As of the reporting date, the currency changes of USD-Euro has no material influence on Elron.

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

Note 19- Financial instruments (Cont.)

B.	Management of financial risks (Cont.)

2.	CPI risk

The Company is engaged in a services agreement with DIC (see Note 18.B). In addition, the Company and several group companies are engaged in a number of lease agreements that are linked to the CPI for various time periods, which are also impacted by changes in the CPI.

3.	Other price risk

The Company has investments in unquoted financial instruments and in quoted financial instruments that are classified as financial assets measured at fair value, which expose the Company to risk stemming from fluctuations in the security price determined based, among other things, on the stock market prices.

4.	Interest risk

The Group is exposed to market risks resulting from changes in interest rates, relating primarily to Elron's and RDC's interest bearing deposits in banks. As part of its risk management, the Company invests a portion of its liquid resources in debentures, denominated in USD and linked to Lybor. As of the approval date of the financial statements, Elron and RDC do not use derivative financial instruments to limit exposure to interest rate risk.

The following table details the interest of the Group's interest-bearing financial instruments:

	December 31,
	2015	2014
Fixed rate instruments:

Financial assets (A)	92,948	148,267

Floating rate instruments:

Financial assets (B)	34,997	7,457

(A)
Comprised of deposits classified as cash equivalents in the amount of approximately $22,760, short term bank deposits denominated in USD in the amount of approximately $55,192, which bear interest of 0.6%-1.4% and short term bank deposits denominated in NIS in the amount of approximately $14,996, which bear interest of 0.2%-0.5%.

(B)
Comprised of USD debentures bearing a Lybor-linked interest plus approximately 0.9% in the amount of $23,115, deposits classified as cash equivalents in the amount of approximately $8,380 and escrow deposits in the amount of $3,502 received from sale of Group Companies, deposited for short periods of under 3 months.

Credit risk

The Group is exposed to credit risk from its operating activities and from its financing activities, including deposits with banks and financial institutions, other investments in securities, foreign exchange transactions and other financial instruments.

The Group invests its liquid resources in low-risk vehicles, with the object of earning sufficient returns, while maintaining a good risk-reward ratio. The Company's policy is to spread out its cash investments among various institutions. Most of its cash and cash equivalents, bank deposits and escrow deposits are held in various financial institutions with high credit ratings. In addition, as of December 31, 2015 the Company has approximately $23,000 invested in investment-grade debentures (mostly with a rating of at least A-).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19- Financial instruments (Cont.)

B.	Management of financial risks (Cont.)

Liquidity risks

The Group's policy for managing its liquidity is to assure, to the extent possible, that it will have sufficient liquidity to settle its liabilities in a timely manner and to ascertain the existence of the cash balances it requires to meet its financial obligations.

C.	Sensitivity tests relating to changes in market factors

In regards with the Company's sensitivity to changes in the exchange rate as of December 31, 2015 and 2014, see section H below regarding linkage terms of assets and liabilities on a consolidated basis.

D.	Sensitivity tests relating to price risk

A change in the fair value of financial assets measured at fair value through profit or loss would increase (decrease) the Company's equity and income (loss) in the theoretical amounts presented below.

	2015	2014	2013

5% increase	2,595	1,437	1,273
10% increase	5,057	2,875	2,545
5% decrease	(2,709)	(1,437)	(1,273)
10% decrease	(5,194)	(2,875)	(2,545)

A change in the market interest of financial assets measured at amortized cost would not have significantly changed the Company's equity and income (loss).

E.	Fair value of financial instruments

The carrying amount of all of the Company's financial assets and liabilities, including cash and cash equivalents, other accounts receivable, bank deposits, investments in other companies measured at fair value, other investments in securities, net, long term receivables, other accounts payable and trade payables, conform to or approximate their fair values.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19- Financial instruments (Cont.)

F.	Classification of financial instruments by fair value hierarchy (Cont.)

Financial assets measured at fair value:

December 31, 2015:

	Level 1	Level 2 (*)	Level 3 (***)
Investments in other companies measured at fair value	-	-	19,395
Other investments in securities, net	4,930	23,115
Long term receivables (**)	-	-	6,740
	4,930	23,115	26,135

December 31, 2014:

	Level 1	Level 2 (*)	Level 3
Investments in other companies measured at fair value	219	-	27,339

*)
Comprised of investment in debentures denominated in USD, carrying an interest linked to the Libor. These debenture are measured at fair value using fair value quotes from several information resources.

**)	Includes the contingent consideration due to the sale of Kyma and Jordan Valley, see Note 3.B.4.d) and 7.C above, respectively.
***)	See Note 7 above.

Changes in financial assets classified in Level 3:

Financial assets measured at fair value

Balance as of January 1, 2014	25,453

Total recognized income (loss):
In profit or loss	919
Investment	967
Balance as of December 31, 2014	27,339

Total recognized income (loss):
In profit or loss (*)	5,074

Investment	603

Contingent consideration (Notes 3.B.4.d) and 7.C above)	6,157

Sale (Note 7.C above)	(13,038)
Balance as of December 31, 2015	26,135

(*)Total gain relating to assets held at the end of the reporting period	1,066

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19- Financial instruments (Cont.)

G.	Liquidity risk

1.	Set forth below are the contractual repayment dates of financial liabilities, including an estimate of the interest payments, without amounts with respect to which there are offset agreements:

As of December 31, 2015 the contractual repayment date of all financial liabilities is in 2016, as following: trade payables- $445, other accounts payable- $4,304.

As of December 31, 2014 the contractual repayment date of all financial liabilities is in 2015, as following: trade payables- $152, other accounts payable- $2,991.

H.	Linkage terms of assets and liabilities on a consolidated basis

December 31, 2015:

	NIS (CPI linked)	USD (or USD linked)	NIS (not linked)	Non- monetary item**	Total
Assets *
Cash and cash equivalents	-	41,867	10,084	-	51,951
Other investments in securities, net	-	23,115	-	4,930	28,045
Other accounts receivable	2	47	677	174	900
Bank deposits	-	55,192	14,996	-	70,188
Investments in associates	-	-	-	15,529	15,529
Other investments measured at fair value	-	-	-	19,395	19,395
Property, plant and equipment, net	-	-	-	1,028	1,028
Intangible assets, net	-	-	-	17,438	17,438
Long-term receivables	-	10,242	153	-	10,395

	2	130,463	25,910	58,494	214,869
Liabilities *
Trade payables	-	133	312	-	445
Other accounts payable	-	1,741	3,779	398	5,918
Long term taxes	-	-	-	2,104	2,104
	-	1,874	4,091	2,502	8,467

December 31, 2014:

	NIS (CPI linked)	USD (or USD linked)	NIS (not linked)	Non- monetary item**	Total
Assets *
Cash and cash equivalents	-	41,947	24,016	-	65,963
Other accounts receivable	45	128	204	72	449
Bank deposits	1,234	88,860	3,857	-	93,951
Investments in associates	-	-	-	6,300	6,300
Other investments measured at fair value	-	-	-	27,558	27,558
Property, plant and equipment, net	-	-	-	79	79
Intangible assets, net	-	-	-	3,428	3,428

	1,279	130,935	28,077	37,437	197,728
Liabilities *
Trade payables	-	23	129	-	152
Other accounts payable	-	562	4,165	72	4,799

	-	585	4,294	72	4,951

*)	Non-current assets and liabilities in this table include their current maturities.
**)	Including non-financial items.

Elron Electronic Industries Ltd.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

A.	Details Relating to Investments as of December 31, 2015

	Rate of holdings in equity		Consolidated rate of holdings in equity	Elron's effective rate of holdings in equity (3)	Fully diluted consolidated rate of holdings	Elron's fully diluted effective rate of holdings (3)	Consolidated carrying value of investment December 31, 2015
	Elron (1)	RDC (2)
	%						$ thousands
Investments in investee companies

Subsidiaries:
Pocared Diagnostics Ltd.	55.08	-	55.08	55.08	54.34	54.34	11,089

Associates:
BrainsGate Ltd.	29.84	-	29.84	29.84	26.69	26.69	382
Cartiheal (2009) Ltd.	35.21	-	35.21	35.21	28.21	28.21	6,434
coramaze technologies GmbH	17.07	-	17.07	17.07	17.07	17.07	1,707
Cloudyn Software Ltd.	-	42.20	42.20	21.14	35.09	17.58	5,822
M.G. Therapeutics Ltd.	17.00	-	17.00	17.00	24.11	24.11	-
Plymedia Israel (2006) Ltd.	25.30	-	25.30	25.30	18.57	18.57	-
Audioburst Ltd.	16.89	-	16.89	16.89	15.12	15.12	-
Open Legacy Technologies Ltd.	-	36.69	36.69	18.38	29.69	14.87	228
Page 2 Site Ltd.	-	25.45	25.45	12.75	21.83	10.94	281
Bruwz Technologies Ltd.	-	29.32	29.32	14.69	27.16	13.61	-
IronScales Ltd.	-	15.63	15.63	7.83	20.75	10.40	527
SinuSafe Ltd.	21.90	-	21.90	21.90	19.74	19.74	130

Other investments:

Notal Vision Inc.	21.48	-	21.48	21.48	18.14	18.14	14,700
Atlantium Technologies Ltd.	6.16	-	6.16	6.16	5.49	5.49	130
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	4,500

(1)	Including holdings through Elron's fully-owned subsidiaries.
(2)	Including holdings through RDSeed.
(3)	Elron's effective holdings include holdings by RDC and RDSeed multiplied by 50.10%. (Elron's holding rate in RDC).