Form 20-F
period 2016-12-31
ELRON ELECTRONIC INDUSTRIES LTD /NY/
filed 2017-03-21
CIK 315126

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
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

For the purpose of this Annual Report, the terms "group companies" and "companies in our group" collectively refer to subsidiaries, associates and other companies in which we have direct or indirect holdings through our wholly-owned subsidiaries, Elbit Ltd., or Elbit, and DEP Technology Holdings Ltd., or DEP, including DEP's 50.1% subsidiary, RDC Rafael Development Corporation Ltd., or RDC, and RDC's wholly owned subsidiary, R.D.Seed Ltd., or RDSeed. Our ownership interests in our group companies reflected in this Annual Report represent our beneficial ownership interests in the outstanding shares of these companies as of December 31, 2016 unless otherwise expressly indicated. Our outstanding beneficial ownership interests in the preferred shares of these companies are represented on an as-converted-basis, unless otherwise indicated. Except where expressly otherwise stated herein, our beneficial ownership interests do not take into account dilution due to the exercise of options or other convertible instruments and accordingly are subject to change as a result of the exercise of such options. Furthermore our fully diluted holdings do not take into account options or convertible loans when the amount of shares to be received upon their exercise or conversion, as applicable, is not known in advance. We have also indicated our direct holding and our share in the holding of RDC and RDSeed in a group company where applicable. The references in this Annual Report to the Statement of Financial Position items are as of December 31, 2016 unless otherwise indicated.

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

Group Companies Holdings Diagram

The following is a diagram of our holdings in our group companies as of December 31, 2016, including the group operating companies held through our subsidiaries, DEP, RDC and RDSeed directly indicating our percentage interests in the outstanding share capital of those of our group companies in which the aggregate amounts invested by us are at least $1 million (reflecting our holding in ordinary shares and preferred shares on an as converted basis and not on a fully diluted basis):

(1)	In February 2017, our holding in Coramaze increased to approximately 30% following an investment by us and other shareholders. See Item 4.A below for further details.

(2)	In March 2017, our holding in Nitinotes increased to approximately 24% following the second installment in accordance with the investment agreement. See Item 4.A below for further details.

(3)	In February 2017, our holding in Alcide decreased to approximately 26% following an investment by us, new investors, and other shareholders. See Item 4.A below for further details.

(4)	We acquired our holding in AudioBurst Ltd., or AudioBurst, as part of our investment in PlyMedia (2006) Ltd., or Plymedia.

(5)	In February 2017, RDC's holding in Secdo decreased to approximately 22% following the increase of its funding round by $2 million. See Item 4.A below for further details.

(6)	In February 2017, RDC's holding in Open Legacy decreased to approximately 40% following the increase of its funding round by approximately $2.3 million. See Item 4.A below for further details.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following selected financial data for the years ended and as of December 31, 2012, 2013, 2014, 2015 and 2016 are derived from our audited consolidated financial statements, of which the Consolidated Statements of Financial Position as of December 31, 2012, 2013, 2014, 2015 and 2016, and the Consolidated Statements of Income, for each of the years ended December 31, 2014, 2015 and 2016 appear later in this Annual Report or in Annual Reports for previous years and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. You should read the following selected financial data together with "Item 5 – Operating and Financial Review and Prospects" of this Annual Report, "Item 8 – Financial Information" of this Annual Report and our consolidated financial statements together with the notes thereto included elsewhere in this Annual Report.

Item 3.	Key Information (Cont.)

Consolidated statements of income

(in thousands of U.S. Dollars ("U.S. Dollars", "U.S. $" or "$"), except share and per share data)

	2012	2013	2014	2015	2016
Income
Income from sales	-	97	374	889	-
Gain (loss) from disposal and revaluation of investee companies and changes in holdings, net	39,426	8,416	176,095	40,590	(2,062)
Financial income	1,241	684	887	1,112	2,437
	40,667	9,197	177,356	42,591	375
Cost and Expenses:
Cost of sales	-	59	124	267	-
Research and development, net expenses, net	6,869	3,929	2,113	13,129	6,468
Selling and marketing expenses	905	545	1,324	2,008	337
General and administrative expenses	7,190	7,193	7,057	7,556	7,035
Equity in losses of associates, net	8,357	11,868	15,840	8,566	13,443
Financial expenses	2,052	561	3,393	650	383
Other expenses (income), net	(282)	(3,487)	793	22	2,244
	25,091	20,668	30,644	32,198	29,910
Income (loss) before taxes on income	15,576	(11,471)	146,712	10,393	(29,535)
Taxes on income (tax benefit)	(262)	(28,401)	45,326	3,348	1,236
Net income (loss)	15,838	16,930	101,386	7,045	(30,771)
Net income (loss) attributable to Elron's shareholders	4,357	17,935	85,494	2,451	(26,814)
Net income (loss) attributable to non-controlling interests	11,481	(1,005)	15,892	4,594	(3,957)
Net income (loss)	15,838	16,930	101,386	7,045	(30,771)
Net income (loss) per share attributable to shareholders:
Basic gain (loss) per share	0.09	0.54	2.87	0.08	(0.90)
Weighted average number of ordinary shares used in computing basic gain (loss) per share (in thousands)	29,664	29, 743	29,744	29,744	29,744
Diluted gain (loss) per share	0.09	0.54	2.87	0.08	(0.90)
Weighted average number of ordinary shares used in computing diluted gain (loss) per share (in thousands)	29,664	29,744	29,744	29,744	29,744

Item 3.	Key Information (Cont.) Consolidated Statement of Financial Position

 (in thousands of U.S. Dollars ("U.S. Dollars", "U.S. $" or "$"), except share and per share data)

	2012	2013	2014	2015	2016
Cash, cash equivalents and short-term and long term investments	47,541	32,291	159,914	150,184	96,380
Assets held for sale	-	108,735	-	-	-
Investments in associate companies and in other companies and long term receivables	140,624	34,870	33,858	45,319	49,735
Total assets	197,082	212,902	197,728	214,869	170,684
Total current liabilities	2,838	7,701	4,951	6,012	8,399
Financial liabilities to banks and others	4,868	-	-	351	694
Total equity	184,919	199,815	192,777	206,402	161,591
Equity attributable to Elron's shareholders	162,040	180,783	155,879	158,207	117,436
Capital stock	190,414	194,160	202,392	203,411	204,454

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Specific Risks Affecting Elron

Our financial results and our cash reserves are directly impacted by our ability to conclude "exit" transactions at significant values. Our ability to conclude "exit" transactions for companies in our group at significant values is impacted, inter alia, by economic conditions, market conditions in the high technology, medical device and/or cyber security industries, the status of the venture capital industry and capital markets and various regulatory and contractual limitations. Furthermore, the possibility of concluding "exit" transactions at significant values is dependent on the circumstances and characteristics of the group company whose sale is being considered (the demand for its solutions, uniqueness, size of the problem it is trying to solve, etc.) as well as the ability of our management and the management of companies in our group to lead successful exit transaction processes. To the extent that we are not able to conclude these types of transactions, our results of operations and cash resources will be adversely affected.

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

We may be deemed to be an investment company under the U.S. Investment Company Act of 1940. Generally, a company must register under the Investment Company Act of 1940 as amended, or the 1940 Act, and comply with significant restrictions on operations and transactions with affiliates if it is engaged in the business of investing, owning, holding or trading securities and owns investment securities (as defined in the 1940 Act) exceeding 40% of the company's total assets, or if it holds itself out as being engaged primarily in the business of investing in, reinvesting or trading securities. The 1940 Act provides for various exemptions from the obligation to register thereunder, and in 1980 we received an order from the SEC, declaring that we are not an investment company under the 1940 Act. If certain of our activities and/or investments were to adversely affect our status under the 1940 Act or if we were to cease to comply with the conditions of the order, we might be deemed an investment company and/or need to dispose of or acquire other investments to avoid the requirement to register as an investment company on terms that may not be favorable to us. In addition, if we were deemed to be an investment company and therefore required to register as such under the 1940 Act, we would be unable to continue operating as we currently do, as a result of which our performance and market value could be severely harmed.

We believe that we were characterized as a passive foreign investment company for U.S. federal income tax purposes in 2016, and, as a result, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year, after applying certain look-through rules (i) 75% or more of our gross income is passive income, or (ii) at least 50% of our assets (averaged quarterly over our taxable year) are held for the production of, or produce, passive income, then we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

U.S. shareholders of a foreign corporation that is a PFIC may suffer adverse tax consequences, including having gains realized on the sale of ordinary shares taxed at ordinary income rates, rather than capital gain rates. Similar rules apply to distributions that are classified as "excess distributions". In addition, both gains upon disposition and amounts received as excess distributions could be subject to an additional interest charge by the United States Internal Revenue Service, or IRS. If a foreign corporation is a PFIC, the price and marketability of such corporation’s shares could also be adversely affected.

We believe that we were a PFIC in 2016. We also believe that we were a PFIC in 2014 and 2015. While we believe that we did not satisfy the income and asset tests in 2014, we would not have been treated as a PFIC in 2014 if we qualified for a change in business exception. In order to qualify for the change of business exception to PFIC status in 2014, we generally had to satisfy the following requirements: (1) we were never classified as a PFIC prior to 2014, (2) substantially all of our passive income for 2014 was attributable to proceeds from the disposition of one or more active trades or businesses and (3) we are not classified as a PFIC in 2015 and 2016. We believe that it was likely that we satisfied requirements (1) and (2) above with respect to 2014. However, as we believe that we were a PFIC in 2015 and 2016, we cannot satisfy requirement (3). Thus, if we were a PFIC in 2015 and 2016, we were also a PFIC in 2014.

Since we believe we were a PFIC in 2016 (and therefore also in 2014 and 2015), our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares taxed at ordinary income rates, rather than capital gain rates. Similar rules apply to distributions that are classified as "excess distributions". In addition, both gains upon disposition and amounts received as excess distributions could be subject to an additional interest charge by the United States Internal Revenue Service, or IRS. The determination that we are a PFIC could also have an adverse effect on the price and marketability of our ordinary shares.

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

Even if U.S. holders are able to make a QEF election or mark-to-market election, U.S. holders that owned our ordinary shares in 2015 may have additional negative consequences from making either a QEF election or mark-to-market election with respect to 2016.

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

Our principal shareholder, Discount Investment Corporation Ltd. (TASE:DISI), or DIC, has the ability to direct our business and affairs. As of December 31, 2016, DIC beneficially owned an aggregate of approximately 50.32% of our ordinary shares and is our controlling shareholder. As of the date of publication of this Annual Report, DIC has the power to elect a majority of the members of our board of directors and accordingly, DIC has the ability to direct our business and affairs subject to the provisions of the Promotion of Competition and Reduction of Centralization Law, 5774-2013 ("Concentration Law") requiring that a majority of the board of directors be independent. For details regarding the Services Agreement with DIC and its termination, see "Item 7 – Related Party Transactions – Major Shareholders". In addition, DIC's control over us may impose various regulatory restrictions on our activities. See risk factors below regarding anti-trust regulations, Bank of Israel regulations on borrowing from Israeli banks, and regulatory and contractual restrictions. Due to the Israeli Law for Increasing Competitiveness and Reducing Market Concentration, DIC will be permitted to continue to control us until December 2019. For more information see “Risks Affecting Us and the Companies in Our Group".

We voluntarily delisted from the Nasdaq Global Select Market and may in the future seek to terminate our Exchange Act registration. In view of the significant costs associated with maintaining a U.S. listing, our relatively limited number of U.S. holders of record and the fact that a substantial majority of the trading of our shares then occurred on the Tel Aviv Stock Exchange, or TASE, we voluntarily delisted our shares from the Nasdaq Global Select Market, or Nasdaq, on January 6, 2010. As a result of our delisting, we are required to comply with reporting requirements in accordance with both Israeli and applicable U.S. securities laws. To the extent that we comply with one of the deregistration conditions required under the applicable U.S. securities laws, it will be possible for us to effect a deregistration. The foregoing actions may have an adverse impact on the market price for our ordinary shares. If we are successful in terminating our Exchange Act registration, we will no longer be obligated to file reports with or furnish reports to the SEC, including annual reports on Form 20-F and reports on Form 6-K. After deregistration under the Exchange Act, we will continue to be governed by disclosure requirements under applicable Israeli law and regulations. Since the time we voluntarily delisted and until today, the conditions for deregistering have not been met. For more information, see "Item 4.A – History and Development of the Company".

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

The Concentration Law may adversely affect our business. In December 2013, the Concentration Law was published and some of the provisions apply to us, namely in the following respects:

a.
According to the Concentration Law's provisions, "reporting corporations" (generally speaking, corporations whose securities are held by the public) structured as pyramids are restricted to two tiers of reporting corporations (while a company lacking a controlling shareholder will not count as a first-tier company). This means that as of the date of publication of this Annual Report, we are considered a third-tier company and a significant "real entity" as such term is defined under the Concentration Law. So long as we are considered a third-tier company according to the Concentration Law, we are entitled to continue controlling reporting companies that are under our control as of the Concentration Law's publication, for up to four years after the publication of the Concentration Law namely until December 11, 2017. As of the date of publication of this Annual Report, there are no reporting companies under our control. The above may adversely impact us, taking into account, among others, the restrictions on our holding structure, our ability to acquire control in public companies traded in Israel and our ability to take public in Israel companies which we control. Our controlling shareholder, DIC, is considered as of the publication of this Annual Report a second-tier company that is entitled to continue controlling us for up to six years after the Law's publication. In light of the above, the application of this law may impact on our control structure, including a change in the control structure and holding of DIC in Elron and/or a change in the control structure and holding in DIC and/or the identity of Elron's controlling shareholder.

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

We have indemnification obligations which survive exit transactions and may not receive the entire proceeds due to us from exit transactions of our group companies. During the execution of exit transactions, we, as shareholders of our group companies, and/or our group companies are often called upon to make representations and warranties to the acquirer about the relevant group company and to, under certain circumstances, indemnify the acquirer for damages should such representations or warranties prove to be inaccurate. In addition, a portion of the sale proceeds is often held in escrow as security for the indemnification obligations, which may expose us to the risk of ultimately not receiving all or part of such portion of the proceeds should the representations and warranties prove to be inaccurate. Also, certain proceeds may be contingent upon future performance of such companies following the exit transaction and over which we have no control and accordingly, there is no assurance that such proceeds will be ultimately paid to us in full or at all. Should we not receive the entire proceeds due to us from exit transactions of our group companies in the circumstances described above, it may affect our results of operations and financial condition. We have indemnification obligations in connection with representations made in the sale of Medingo, Wavion, Sync-Rx, Kyma and Jordan Valley (see "Item 4.A – History and Development of the Company" below), which may be material if realized. In addition, representations were given by our group companies in the past and by us in the framework of the sale of other companies previously sold by us.

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

Most of our group companies are dependent upon proprietary technology, which may be infringed by, or may infringe upon, the proprietary technology of others. Most of our group companies depend significantly on their proprietary technology for their success. Like many other technology companies, most of our group companies, and more particularly those operating in the field of medical devices, rely on a combination of protection laws within the field of patents, copyrights and trademarks together with non-disclosure agreements, confidentiality clauses in their agreements, including employment agreements, and technical measures to establish and protect proprietary rights in their products. However, these legal means may not adequately protect our group companies' rights or permit them to acquire or maintain any competitive advantage. The process of issuing a patent may sometimes be lengthy and may not always result in patents issued in a form that will be advantageous to our group companies, or at all, and patents and applications for patents may be challenged, invalidated or circumvented by third parties. The life time of a patent is usually fixed for 20 years from the date of the filing of the application for registration of the patent. During the protection period, the patent holder is required, in certain countries, to pay periodic fees to maintain the rights in the patent. In some countries, there are special arrangements with respect to patents, in the framework of which the patent holder may, subject to the conditions set forth in the relevant legislation, apply for an extension of the patent period for an additional period of time over and above the original patent period. An extension application usually entails payment of fees and additional costs. There is no certainty that in the countries that allow an extension, it will indeed be granted at the end of the proceedings defined in the laws of such countries. In addition, there is no certainty that applications for the registration of a patent that shall have been filed by our group companies shall result in the registration of a patent and/or that there will be no attempts by third parties to challenge those patents registered by the companies, and even sue for the revocation thereof. In addition, the mere fact of a patent being registered does not prevent competitors of our group companies from manufacturing products which are identical to products of our group companies, but rather entitles patent holders to sue such infringing competitors for infringement of their registered patents.

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

The success of certain of our group companies, particularly our cyber security companies relies to a lesser extent on intellectual property in order to protect the proprietary rights of their products, and therefore there is an increased risk of development of similar products by others and therefore the pace of market penetration has an increased importance.

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

The technological fields within which our group companies operate involve a high level of risk and uncertainty. Penetration into the technological fields within which our group companies operate involves a high level of risk and uncertainty and requires the investment of considerable sums of money and time. Our group companies may fail in either the development of their products including additional products or new applications based on developed platforms, expansion of the pipeline of products, manufacturing of the products, or obtaining the necessary approvals for commercializing the products and selling their products in significant quantities directly or through strategic partnerships or license agreements and maintaining a competitive advantage over time. The research and development of each product in its respective technological field within which our group companies operate, particularly companies in the medical device field, takes many years and requires the employment of high quality development personnel. However, for our group companies engaged in the development of cyber security technology, the development periods are shorter and completion of initial product development typically takes about two years. Since this field is currently saturated with potential solutions and projects, any delay in development may provide an advantage to competitors and jeopardize the success of market penetration. Every product development project entails many scientific and engineering complexities and extensive technological know-how is required for the development of the product. The absence of technological and business know-how and suitable technological infrastructure may lead to a delay or failure in the product development. In addition, there is also the risk that after completion of the development and approval processes, a competitor may have developed superior technology, which gives it a competitive advantage. Furthermore it is difficult to transition from development stage to marketing and manufacturing stage operations, including establishing commercial manufacturing capabilities and establishing sales and marketing infrastructure. The ability to penetrate markets in circumstances where there is no competing product is also dependent on the ability of our group companies to educate their potential customers of the possibilities for the use of the product and its advantages. Delays, difficulties or failures associated with developing, manufacturing, or marketing products, or associated with new product introductions or product enhancements, could materially adversely affect the financial condition and results of operations of these companies and, as a result, our financial condition and results of operation.

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

Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future and may be restrictive in their terms. Certain of our group companies participate in programs of the National Authority for Technological Innovation, or NATI (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS) and the Israel Investment Center, from which they receive grants of between 20% and 50% of the research and development expenses and other benefits for the financing of a portion of their research and development expenditures in Israel. In consideration for receiving a grant from the OCS, the company receiving the grant, or, the Recipient Company, is obligated to pay the OCS royalties from the revenues generated from the sale of products (and related services) or services developed (in all or in part) according to, or as a result of, a research and development program funded by the OCS (at rates which are determined under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, or the Innovation Law, formerly known as Israeli Encouragement of Industrial Research and Development Law, 5744-1984 and related regulations, or the R&D Law), up to the aggregate amount of the total grants received by the OCS, plus annual interest (as determined in the Innovation Law). Following the full payment of such royalties and interest, there is generally no further liability for royalty payment. Nonetheless, the restrictions under the Innovation Law (as generally described below) will continue to apply even after the Recipient Company has repaid the full amount of royalty payable pursuant to the grants. Any intellectual property developed using the OCS grants and any right derived therefrom must be fully and originally owned by the Recipient Company unless transfer thereof is approved in accordance with provisions of the Innovation Law.

The terms of such OCS programs may restrict the ability of our group companies which received funds from the OCS to manufacture products and/or transfer know-how or technologies outside of Israel (as further detailed below). The benefits available under these programs depend on our group companies meeting specified conditions. There is no assurance as to the availability or the level of the OCS grants in the future.

The Recipient Company is subject to certain obligations under the Innovation Law. The pertinent obligations are as follows:

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

•
Know-How transfer limitation: Approval of the transfer of OCS funded Know-How to another Israeli company may be granted only if the recipient abides by all the provisions of the Innovation Law and related regulations, including the restrictions on the transfer of know-how and manufacturing capacity outside of Israel (note that there will be an obligation to pay royalties to the OCS from the income of such sale transaction as part of the royalty payment obligation). In addition, the Innovation Law restricts the ability to transfer know-how funded by the OCS outside of Israel. Transfer of OCS funded know-how outside of Israel requires prior OCS approval and, in certain circumstances, is subject to certain payment to the OCS calculated according to formulae provided under the Innovation Law. The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to a third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration considering depreciation mechanism and less royalties already paid to the OCS. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between aggregate OCS grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration considering depreciation mechanism and less royalties already paid to the OCS. The Innovation Law establishes a maximum payment of the redemption fee paid to the OCS under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its OCS funded know-how, in whole or in part, or sells it as part of an M&A transaction, and subsequently significantly reduces its R&D activity in Israel, the maximum redemption fee under the above mentioned formulas shall be no more than 6 times the amount received (plus annual interest) for the applicable know-how being transferred, or the entire amount received from the OCS as applicable; (ii) in the event that following the transactions described above (i.e. asset sale of OCS funded know-how or transfer as part of an M&A transaction) the company continues to conduct its R&D activity in Israel (for at least three years following such transfer and keeps on staff at least 75% of the R&D employees it retained for the six months before the know-how was transferred and keeps the same scope of employment for such R&D staff), then the company is eligible for a reduced cap of the redemption fee of no more than 3 times the amounts received (plus annual interest) for the applicable know-how being transferred, or the entire amount received from the OCS, as applicable.

It should be noted that there is no assurance that our group companies will receive the required approvals from the OCS for any proposed transfer outside of Israel of know-how developed with OCS funding, if such will be required.

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

The restrictions, among others, may limit the ability of our group companies that receive grants to conclude transactions with international companies, including "exit" transactions. In addition, if our group companies fail to comply with the conditions imposed by the OCS, they may be required to refund the grants received immediately together with interest and penalties, and if they violate the provisions of the Innovation Law, they may also be subject to criminal charges. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology funded through OCS programs and this may lead to additional royalties being payable on additional products. This may materially adversely affect the financial condition and results of operations of our group companies and as a result, our financial condition and results of operations may be materially adversely affected.

In addition, the OCS is in the process of exploring the possibility of promulgating regulations, including the consideration due to the State of Israel for the granting of licenses to use, especially for R&D purposes, know-how developed as a result of research financed by the OCS. Such regulations may have an effect on us and our group companies receiving OCS grants, in respect of the amount of their payments to the OCS for the grant of licenses to third parties. As of the date of publication of this Annual Report, we are unable to assess the effect, if any, of the promulgation of such regulations on our group companies.

On July 29, 2015, the R&D Law was amended (“Amendment number 7”) ushering in the formation of the National Authority for Technological Innovation (“NATI”). NATI was established on January 1, 2016 and fully constituted in June 2016. NATI is authorized to change the current restrictions imposed on recipients of grants under the R&D Law with a new set of arrangements in connection with ownership obligations of know-how (including with respect to restrictions on transfer of know-how and manufacturing activities outside of Israel), as well as royalties obligations associated with approved programs. The R&D Law as existed prior to Amendment number 7 will continue to be in effect with respect to R&D programs which were active prior to January 1, 2016 until the earlier of: (i) one year following the date of appointment of all members of the NATI council (no later than June 2017); or (ii) as otherwise resolved by the NATI council. The new R&D Law includes new provisions with respect to sanctions imposed for violations of the R&D Law. As of the date of this Annual Report, we are unable to determine whether NATI will promulgate a new set of arrangements or adopt the arrangements which were stipulated under the R&D Law as existed prior to Amendment number 7. Therefore, as of the date of this Annual Report, we are unable to assess the effect, if any, of the promulgation of such arrangements on the Company.

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

The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations. To the extent that our group companies are based in Israel and have international operations, or operate only in Israel but conduct their business in different currencies, their revenues, expenses, assets and liabilities, are not necessarily in the same currency, and therefore they are exposed to foreign exchange rate fluctuations. In particular, our functional currency, as well as that of most of our group companies, is the U.S. dollar. However salaries and related expenses and other operating expenses are denominated in NIS. If the NIS strengthens against the U.S. dollar, it will harm our and our group companies' results of operations and cash resources. In recent weeks, the NIS has strengthened substantially against the U.S. dollar. We hold a significant portion of our cash balances in dollars; however, in the future, changes may take place from time to time in the amounts of these balances, in how we maintain our cash, and the portion of cash we hold in each currency, based on business developments and future decisions.

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

Product regulation may adversely affect the ability of our medical device group companies to bring new products to market or to continue to supply existing products to the market. Our medical device group companies are subject to strict government controls on the development, manufacture, labeling, distribution and marketing of products, including with regard to financial arrangements and kickbacks to financial institutions and healthcare officials and with regard to obtaining and maintaining regulatory approval for their products from regulatory agencies before products may be sold in a particular jurisdiction. Each regulatory authority may impose its own requirements and delay or refuse to grant approval, even though a product has been approved in another country. Regulatory delays, the inability to successfully complete or delays in completing clinical trials, claims and concerns about safety and efficacy, new discoveries, patents and products of competitors and related patent disputes and claims about adverse side effects are only a few of the factors that could adversely affect the realization of product registration. Compliance with regulatory requirements involves significant time and money resources. In addition, noncompliance with applicable regulatory requirements can require the investment of more time and resources in the development of products, stop product development and result in enforcement action which may include recalling products, ceasing product marketing, paying significant fines and penalties, and similar regulatory actions which could limit product sales, delay or halt product shipments and/or delay new product clearances or approvals, any of which may thereby materially adversely affect such group companies' businesses. This in turn could have a material adverse effect on our financial condition and results of operations.

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

Below is a table grading the influence of the above described risk factors on the Company:

Risk Factor Influence on the Company
	Major Influence	Medium Influence	Minor Influence
Specific Risks Affecting Us
Our financial results and our cash reserves are directly impacted by our ability to conclude "exit" transactions at significant values	✓
If our cash resources are insufficient to finance our operations, we may be unable to obtain alternative sources of financing and consequently may be unable to invest in existing and new companies.	✓
We may be deemed to be an investment company under the U.S. Investment Company Act of 1940.			✓
If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.		✓
It may be difficult to serve process or to enforce a U.S. judgment against us, our directors and our officers.			✓
Our principal shareholder, Discount Investment Corporation Ltd. or DIC, has the ability to direct our business and affairs.			✓
We voluntarily delisted from the Nasdaq Global Select Market and may in the future seek to terminate our Exchange Act registration.			✓
Risks Affecting Us and the Companies in Our Group
We compete with other entities for acquisition and investment opportunities.	✓
Global and local economic conditions has adversely affected and may continue to adversely affect our and our group companies' results and financial condition and could lead to impairment charges	✓

Risk Factor Influence on the Company
Major Influence	Medium Influence	Minor Influence
Our financial results and financial condition are principally impacted by the results of operation of, and the value of our holdings in, our group companies.	✓
Our financial results significantly depend on the results of operations of our group companies, which continue to invest heavily in their development and have generated losses.	✓
We may face difficulties in our ability to dispose of our shares in companies in our group.	✓
Our ability to invest in companies or conclude exit transactions may be adversely affected and/or prevented by anti-trust regulations both in Israel and abroad.			✓
The Israeli Promotion of Competition and the Reducing of Concentration Law may adversely affect our business	✓
We and our group companies are subject to regulatory requirements and restrictions in Israel and various other countries		✓
We have indemnification obligations which survive exit transactions and may not receive the entire proceeds due to us from exit transactions of our group companies.			✓
The market price of our ordinary shares is subject to fluctuations.		✓
Many of our group companies may face difficulties in obtaining future financing on favorable terms or at all.	✓
Bank of Israel regulations limit our and our group companies' ability to borrow from Israeli banks.			✓
Our results, and the value of our investments, are affected by volatility in the securities markets.			✓
There is no assurance that our subsidiary, RDC, will be able to continue to develop technologies and/or new companies.			✓
Most of our group companies are dependent upon proprietary technology, which may be infringed by, or may infringe upon, the proprietary technology of others.	✓
The technological fields within which our group companies operate involve a high level of risk and uncertainty.	✓
Many of our group companies experience intense competition.		✓
Israeli government programs in which certain of our group companies participate may be terminated or reduced in the future and may be restrictive in their terms.			✓
We and our group companies may have difficulty retaining key employees.	✓
Certain of our group companies depend on international operations.			✓

Risk Factor Influence on the Company
Major Influence	Medium Influence	Minor Influence
Conditions in Israel may affect our operations and the operations of our group companies.			✓
Our and our group companies' operations could be disrupted as a result of the obligation of personnel in Israel to perform military service.			✓
The results of operations of our group companies may be harmed by foreign currency exchange rate fluctuations.			✓
Product liability claims could adversely affect the business results of our group companies, more particularly those operating in the medical device industry.			✓
Product regulation may adversely affect the ability of our medical device group companies to bring new products to market or to continue to supply existing products to the market.	✓
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

A. History and Development of the Company

We are an operational holding company that focuses on building and enhancing technology companies, mainly in the fields of medical devices, cyber security, information technology (IT) and enterprise software. Our current group companies include companies at different stages of development and business maturation, operating mainly in these fields.

Our primary goal is to create value for our shareholders by enhancing and realizing our holdings, whether through exit transactions or public offerings, while seeking new investment opportunities with significant exit potential. For this purpose, we strive for significant holdings in companies and act towards enhancing their value through involvement in their management and direction. We are involved in the management of our group companies by means of active membership on their boards of directors and board committees and active assistance to management. We are directly involved in matters of policy guidance, strategic planning, marketing, selecting and manning senior management positions, determining the business plan, approving investments and budgets, development and operational guidance, assistance in creating strategic partnerships, and the overall ongoing monitoring of our group companies' performance.

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

Both our legal name and our commercial name is Elron Electronic Industries Ltd. We were incorporated in Israel in 1962. The principal legislation under which we operate is the Israeli Companies Law, 1999, the Companies Law. Our shares are publicly traded under the symbol "ELRN" on the TASE and in the over-the-counter market in the United States under the symbol "ELRNF". We voluntarily delisted our shares from Nasdaq in 2010. Our corporate headquarters and registered office is located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 6702301, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: info@elron.com. Our web site address is www.elron.com. Information contained on our website is not part of this Annual Report.

The following are significant transactions and events, together with follow-on investments, which we and our group companies have completed or which took place in 2014, 2015 and 2016 and through the date of this Annual report, presented in reverse chronological order.

New Investment in Nitinotes

Nitinotes Ltd., or Nitinotes, is developing an endoscopic procedure that mimics gastric sleeve surgery for treatment of obesity. In September 2016, we completed our first investment in Nitinotes, as part of a $4.1 million financing round together with other existing shareholders of Nitinotes, in consideration for preferred A shares, in three installments. Our share in the investment amount was approximately $3 million. The first installment in the amount of approximately $1 million was invested immediately, of which we invested approximately $0.8 million. In March 2017, the second installment in the amount of approximately $1 million was invested, of which our share was $0.8 million. Following the second installment, we hold approximately 24% of Nitinotes's outstanding shares and upon the completion of the entire investment, we are expected to hold approximately 36% of Nitinotes's outstanding shares.

New Investment in Secdo

Cyber Secdo Ltd., or Secdo, operates in the field of automatic detection and investigation of cyber events in organizations through a platform that protects endpoints. In September 2016, RDC completed its first investment in Secdo, as part of a $6 million financing round together with other Secdo shareholders, in consideration for Preferred A-1 shares. RDC's share in the investment amount was $4 million. Following the investment, RDC held approximately 24% of Secdo's outstanding shares.

In February 2017, Secdo increased the above mentioned financing round with an additional $2 million from new investors. Accordingly, RDC's shareholding in Secdo decreased to 22%.

New Investment in Alcide

Alcide.IO Ltd., or Alcide, is developing a security solution for emerging data center environments to enable visibility and security policy enforcement for hybrid data centers. In June 2016, we completed our first investment in Alcide, in the amount of $1.5 million in consideration for Preferred A shares. Following the investment, we held approximately 30% of Alcide's outstanding shares.

 In February 2017, an investment agreement in the amount of up to $4 million was signed, with the participation of new investors and Alcide’s shareholders, including us, in consideration for Preferred A-1 shares (our share was $0.75 million). As a result, our holding in Alcide's outstanding shares decreased to approximately 26%.

New Investment in SecuredTouch

SecuredTouch Inc., or SecuredTouch, is providing real time identity verification for mobile applications and mobile websites by profiling users based on their physical behavior with touchscreen devices, allowing for seamless and persistent identity verification. In May 2016, RDC completed its first investment in SecuredTouch as part of a $2.5 million financing round together with other SecuredTouch shareholders, in consideration for Common A-1 shares, having customary preferred shares rights. RDC's share in the investment amount was $2.2 million. Following the investment, RDC holds approximately 29% of SecuredTouch's outstanding shares.

New Investment in SixGill

SixGill Ltd., or SixGill, develops and provides an automated system that crawls the Dark Web and extracts information to provide its customers with relevant intelligence and alerts regarding possible or ongoing cyber-attacks against the enterprise. In April 2016, we completed our first investment in SixGill as part of a $3 million financing round together with additional shareholders, in consideration for Preferred A shares and warrants for Preferred A shares. Our share in the investment amount was $2.5 million. Following the investment, we hold approximately 22% of SixGill's outstanding shares.

Sale of Jordan Valley

In October 2015, Bruker Scientific Israel Ltd., a wholly-owned indirect subsidiary of Bruker Corporation, signed a definitive agreement with Jordan Valley Semiconductors Ltd., or Jordan Valley, and its shareholders for the acquisition of the entire outstanding share capital of Jordan Valley, for up to approximately $53 million, which includes the purchase price in the amount of $30 million plus the cash balance of Jordan Valley (the "Immediate Consideration") and additional payments of up to $15 million which are contingent upon Jordan Valley achieving certain revenue milestones and gross margin threshold in each of the 2016 and 2017 calendar years (the "Contingent Consideration"). The acquirer is entitled to certain indemnities in connection with the transaction, as is customary in transactions of this type, from the selling shareholders. Out of the Immediate Consideration, we received an amount of approximately $12 million of which an amount of approximately $1.3 million was deposited in escrow for a period of 18 to 30 months, mainly in order to secure certain indemnification obligations of the selling shareholders to the acquirer. We may receive an additional amount of up to approximately $2.2 million out of the Contingent Consideration. As a result of the transaction, we recorded in the third quarter of 2015 a gain in the amount of approximately $4 million in respect with the increase in the fair value of the investment in Jordan Valley.

Investment in and Sale of Kyma

In September 2015, ZOLL LifeVest Europe Holdings B.V., a fully owned subsidiary of ZOLL® Medical Corporation, or ZOLL Medical, an Asahi Kasei Group company and a manufacturer of medical devices and related software solutions, signed a definitive agreement with Kyma Medical Technologies Ltd. (subsequently changed its name to Zoll Medical Israel Ltd.), or Kyma, and its shareholders, including RDC, and simultaneously completed the acquisition of Kyma's entire outstanding share capital in consideration for an immediate payment of approximately $35 million (the "Immediate Consideration") and additional contingent cash consideration in the form of inter alia (a) earn-out payments calculated as a multiple of year-on-year revenue growth from the sale of certain products of Kyma for a period of 4.5 years, and (b) future payments per unit deployed of certain products developed by the acquirer incorporating Kyma's technology, for a period of 5.5 years (together the "Contingent Consideration"), provided however that the Contingent Consideration will be payable if and for such amounts exceeding $10 million. The acquirer is entitled to certain indemnities from the sellers in connection with the transaction, as customary in transactions of this type. Out of the Immediate Consideration, RDC received an amount of approximately $18.8 million of which an amount of approximately $2.2 million was deposited in escrow for a period of 24 months in order to secure certain indemnification obligations to the acquirer. In addition, RDC recognized an asset in respect of the Contingent Consideration valued as of the date of the transaction at the amount of approximately $5.2 million, the fair value of which was determined with the assistance of an independent appraiser (the fair value of the contingent consideration as of December 31, 2016 was valued at approximately $6.1 million). As a result of the transaction, we recognized a net gain attributable to our shareholders in the amount of approximately $8.9 million in the third quarter of 2015 (a consolidated net gain in the amount of approximately $17.8 million).

In February 2015, Kyma entered into an agreement to extend its Preferred C shares round with certain of its existing shareholders, raising approximately $6.2 million in two installments. The first installment of approximately $4.6 million (including conversion of a loan of $0.5 million) of which RDC's share was approximately $1.9 million was invested immediately, following which RDC's holding in Kyma's outstanding shares decreased to approximately 53%. The second installment of approximately $1.6 million (of which RDC's share was approximately $0.63 million) was invested immediately prior to the sale of Kyma to ZOLL Medical.

Investment in Pocared

In July 2016, Pocared Diagnostics Ltd., or Pocared, entered into an investment agreement with RDC and other of its shareholders in an amount of $10 million, in consideration for Preferred B1 shares and warrants to purchase additional Preferred B1 shares (RDC's share was approximately $9 million). The investment amount was invested immediately. In addition, according to the investment agreement, loans previously granted in 2015 and 2016 in the amount of approximately $5.2 million (principal plus accrued interest) were converted into Preferred B1 shares and warrants to purchase additional Preferred B1 shares (Elron share in the loans including interest was approximately $4.8 million). Following the completion of this investment agreement, our consolidated holding in Pocared's outstanding share capital increased from approximately 58% to 67% (our direct holding plus 50.1% of RDC's holding in Pocared's outstanding share capital is approximately 61%).

In September 2015, Pocared signed an investment agreement with us and other of its shareholders to invest $10 million in Pocared (which included a recapitalization of Pocared's equity) in consideration for Preferred B1 shares and warrants to purchase additional Preferred B1 shares. Our share in the total investment amount was approximately $9 million. The first installment, in the amount of $5 million, of which we invested approximately $4.5 million, was invested immediately. In January 2016, the second installment of $5 million, of which we invested approximately $4.5 million, was invested. As a result, our holding in Pocared's outstanding shares increased to approximately 58%.

In February 2015, Pocared signed an investment agreement with us and other of its shareholders pursuant to which $5 million was invested in Pocared in consideration for Preferred A-1 shares and warrants to purchase additional Preferred A-1 shares. Our share in the investment was approximately $4.5 million. Following the completion of this investment, our shareholding in Pocared increased from approximately 50% to approximately 53% on an outstanding basis and from approximately 44% to approximately 50% on a fully diluted basis. Following this investment, we were granted the right to appoint a majority of the directors serving on the Board of Directors of Pocared. As a result, and beginning February 2015, Pocared became a consolidated group company and accordingly, we recorded a gain in the first quarter of 2015 of $10.1 million with respect to the re-measurement of the fair value of our shareholdings in Pocared prior to the consolidation (i.e. the fair value of our shareholding in Pocared of $10.8 million less the value of our previous shareholding as recorded in our books of account in Pocared in the amount of $0.7 million).

In March 2014, Pocared signed an investment agreement with some of its shareholders, including us, whereby a total amount of $9.5 million was invested in two installments in consideration for Preferred A-1 shares, and of which our share was approximately $8.5 million. In addition, according to the investment agreement, loans in the amount of approximately $4.1 million (principal and accrued interest) were converted into preferred shares.

In February 2014, Pocared's shareholders, including us, granted Pocared a loan in the amount of $2 million of which our share was approximately $1.5 million. In October 2013, Pocared's major shareholders, including us granted Pocared a loan in the amount of $2 million of which our share was approximately $0.9 million.

Investment in Cartiheal

In December 2015, Cartiheal (2009) Ltd., or Cartiheal, completed a $14.8 million financing round led by Johnson & Johnson Innovation – JJDC Inc., and with the participation of additional Cartiheal shareholders, including us, of which $11.8 million was invested in Preferred E Shares and $3 million was invested in Preferred D Shares pursuant to the exercise of Preferred D warrants. Our share in the financing round was approximately $5.4 million of which $4.1 million was invested in Preferred E Shares and approximately $1.3 million was invested in Preferred D Shares pursuant to the exercise of Preferred D warrants. Following this investment, our holding in Cartiheal's outstanding share capital increased from approximately 34% to approximately 35%.

In February 2015, Cartiheal entered into an extension of the Series D Investment Agreement originally signed in 2012 with its principal shareholders, including us, raising approximately $3 million for preferred D shares and warrants to purchase additional preferred D shares. The investment, of which we invested approximately $1.3 million, was made immediately upon signing, following which our holding in Cartiheal's outstanding shares increased from 32% to approximately 34%.

Investment in BrainsGate

In January 2015 we completed an agreement to invest in BrainsGate Ltd., or BrainsGate, together with Medtronic and additional shareholders of BrainsGate. According to the terms of the investment agreement, approximately $26 million will be invested in BrainsGate in two installments at a pre-money valuation of approximately $70 million. Our share of the aggregate investment amounted to approximately $7.9 million. The first installment of $11 million was invested immediately, of which our share amounted to approximately $3.3 million. In July 2016, the second installment in the amount of $15 million was invested (our share in the second installment was approximately $4.6 million). Our holding in BrainsGate shares did not change following this investment.

Investment in Coramaze

In February 2017, coramaze technologies GmbH, or Coramaze, entered into an extension of the Series A Investment Agreement originally signed in August 2015, pursuant to which a new investor and some existing shareholders agreed to invest up to €4 million in two installments, of which our share is €1.7 million. The first installment in the amount of €1.85 million (approximately $2 million) of which our share was €0.85 million (approximately $0.9 million), was invested in February 2017. Following the first installment, we hold approximately 30% of Coramaze’s outstanding shares.

In August 2015, we entered into our first investment agreement with Coramaze, and its existing shareholders, in the amount of €4.5 million of which our share was €3.5 million. The investment was in two equal installments in consideration for Preferred A shares. The first installment in the amount of €2.25 million (approximately $2.5 million), of which our share was €1.75 million (approximately $2 million), was invested immediately and the second installment was made in May 2016. Subsequent to the completion of the second installment, we held approximately 28% of Coramaze’s outstanding shares.

Investment in Cloudyn

In August 2016, Cloudyn Software Ltd., or Cloudyn, signed a Series B-3 Preferred Share Purchase Agreement with Infosys Limited for the issuance of Preferred B-3 shares for a total consideration of $4 million in two equal installments. The first installment was transferred to Cloudyn immediately. Following the first installment, RDC's share in Cloudyn's outstanding shares decreased to approximately 40%.

In December 2015, Cloudyn completed an investment agreement in the amount of approximately $9 million in consideration for Series B1 Preferred Shares and warrants for Series B2 Preferred Shares, including $1.25 million from RDC. Following the completion of the investment, RDC's holding in Cloudyn's outstanding share capital decreased from approximately 55% to 42%.

Following this investment which resulted in a change in Cloudyn's board of directors, RDC lost its control over Cloudyn and commencing from the fourth quarter of 2015, the investment in Cloudyn is no longer consolidated in our financial statements and is accounted for under the equity method of accounting. As a result, we recognized in the fourth quarter of 2015 a net gain attributable to our shareholders in the amount of approximately $2.4 million (net of non-controlling interests) (a consolidated net gain in the amount of approximately $4.7 million), resulting mainly from the revaluation to fair value of RDC's investment in Cloudyn, under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income.

In July 2015, RDC, an additional investor and Cloudyn signed an Addendum to its Series B Preferred Share Purchase Agreement pursuant to which the Investors invested an aggregate amount of $1.5 million, in consideration for additional Preferred B shares, under the terms and conditions of the original Series B share purchase agreement. RDC's share in this investment was $0.75 million. Following this investment RDC's holding in Cloudyn's outstanding shares decreased to approximately 55%.

In August 2014, Cloudyn completed an investment agreement in the amount of approximately $3.5 million which included a $2 million investment by a new investor and also a conversion of loans in the amount of approximately $1.5 million granted by RDC to Cloudyn in consideration for Series B Preferred Shares. Following the completion of the investment, RDC's holding in Cloudyn's outstanding share capital decreased from approximately 61% to 55%).

Sale of Sync-Rx

In May 2014, RDC received the full amount from the sale of Sync-Rx Ltd., or Sync-Rx, which was deposited in escrow, as described below. In November 2012, the sale of all the shares of Sync-Rx, a company approximately 87% held by RDC, to Volcano Corporation was completed for an aggregate consideration of approximately $17.25 million. RDC's share in the consideration amounted to approximately $15.8 million (of which an amount of approximately $3.1 million was deposited in escrow for a period of 18 months and already received).

Investment in Notal Vision

In October 2016, Notal Vision Inc., or Notal Vision, signed an investment agreement with its major shareholders, including us, in the amount of $10 million in consideration for Preferred D shares, of which our share is approximately $1.8 million. The first installment in the amount of $5 million was invested immediately of which our share was approximately $0.9 million. In March 2017, the first tranche of the second installment in an amount of $1.5 million of which our share was approximately $0.3 million was invested. The second tranche of the second installment in the amount of $3.5 million remains to be invested. As of the date of publication of this report, we hold 21% of Notal Vision's issued and outstanding shares and following the completion of the investment, our shareholding is not expected to change. During 2016, we exercised warrants to purchase Preferred C shares in the amount of approximately $0.6 million.

In June 2016 and in August 2016, some of Notal Vision's shareholders, including us, invested in Notal Vision an amount of $5 million in two equal installments, in consideration for Preferred C shares and warrants for Preferred C shares. Our share in this amount was approximately $1 million.

In January 2016, Notal Vision signed an investment agreement with its major shareholders, including us, in the amount of $5 million of which our share was approximately $1 million, in consideration for Preferred C shares and warrants for Preferred C shares.

In June 2015, Notal Vision signed an investment agreement with its major shareholders, including us, in the amount of $3 million, of which our share was approximately $0.6 million, in consideration for additional Preferred C shares and warrants for Preferred C shares. The entire investment amount was invested immediately.

In June 2014, Notal Vision's major shareholders, including us, exercised the option to participate in the additional installment of its 2013 financing round in the amount of $5 million, in consideration for Preferred C shares and warrants for Preferred C shares of which our share was approximately $1 million.

Our holding in Notal Vision's share capital did not change significantly following the above investments.

Investment in Open Legacy

In October 2016, Open Legacy Technologies Ltd., or Open Legacy, completed an investment round in the amount of approximately $4.5 million, with the participation of new investors and Open Legacy's shareholders, including RDC, in consideration for Preferred shares, of which RDC's share was approximately $2.3 million. As part of the investment agreement, the balance of convertible loans previously granted to Open Legacy by its shareholders in the amount of approximately $1.9 million, of which RDC's share was $1.2 million, were converted into Preferred shares. As a result, RDC's holding in Open Legacy's outstanding shares increased to approximately 45%. In February 2017, Open Legacy entered into an extension of the investment round, pursuant to which the investment round amount increased to approximately $6.8 million with the participation of new investors. Accordingly, RDC's shareholding in Open Legacy decreased to 40%.

In January 2016, RDC provided a convertible loan to Open Legacy in the amount of $0.7 million.

In May 2014, RDC completed a new investment in Open Legacy, as part of a financing round in the amount of $2.1 million, in two installments. The first installment of $1.3 million was invested immediately and the second installment was invested in May 2015.

Investment in IronScales

In October 2015, RDC signed a Series A Preferred Share Purchase Agreement with IronScales Ltd., or IronScales, to invest a total amount of $1.5 million in two equal installments in consideration for Preferred A shares. The first installment in the amount of $0.75 million was invested immediately. In November 2016, the second installment in the amount of $0.75 million was invested. In addition, RDC was granted a warrant to purchase additional Preferred A Shares, upon the same terms and conditions. RDC's holding in IronScales's outstanding shares is approximately 27%.

Merger of Given Imaging and Covidien

In February 2014, Given Imaging Ltd., or Given Imaging, announced the completion of the acquisition of Given Imaging by a member of the Covidien group for a cash consideration of $30 per share by way of a reverse triangular merger, or Given Merger, resulting in a total transaction value of approximately $1 billion. As a result of the completion of the Given Merger, we recorded, in the first quarter of 2014, a net gain (after tax) in the amount of approximately $107 million which includes our share in the gain RDC recorded in respect of the transaction.

Elron Distributions

In June 2016, the Court approved a dividend distribution of $15 million (constituting an amount of $0.504307 per share) not out of our profits, pursuant to Section 303 of the Israeli Companies Law, 1999. On August 29, 2016, in accordance with the approval of the Court, our Board of Directors approved the distribution of a dividend in the amount of $15 million. On September 26, 2016 the dividend was distributed to our shareholders.

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

Following are details regarding our holdings in our group companies (including through RDC in equity and voting), presented in alphabetical order, as of December 31, 2016. In this table, all of RDC's rights and investments are applied to us. It should be noted that we have holdings in other companies in which we have invested an amount of less than $1 million or in which our percentage holding are small or companies in various stages of liquidation.

Group company name	Business	Basis of presentation in the Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Fully diluted percentage of shareholding and voting rights	Amount Invested by Elron and in the Aggregate (in $ million, unless otherwise specified)
ALCIDE.IO LTD[1]	Development of a security solution for emerging data center environments to enable visibility and security policy enforcement for hybrid data centers	Equity Method	One director (out of three directors)	29.88%	25.00%	Elron:1.5 Total:1.5

1 In February 2017, we invested $0.75 million in Alcide as part of an investment round of up to $4 million with the participation of new investors and existing shareholders of Alcide. As a result, our holding in Alcide's outstanding shares decreased to 26%.

Group company name	Business	Basis of presentation in the Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Fully diluted percentage of shareholding and voting rights	Amount Invested by Elron and in the Aggregate (in $ million, unless otherwise specified)
AQWISE - WISE WATER TECHNOLOGIES LTD	Development, manufacturing and marketing of biological and waste water treatment solutions for industrial and municipal markets	Fair Value	Two directors (out of eleven directors)	19.81%	17.94%	Elron: 4.9 Total: 13
ATLANTIUM TECHNOLOGIES LTD	Development, manufacturing and marketing of ultra violet based water disinfection solutions	Fair Value	One director (out of seven directors)	6.16%	5.49%	Elron:13.7 Total: 74
AUDIOBURST LTD[2]	Development and marketing of a search site for radio, making audio content available for listening and sharing	Equity Method	One director (out of five directors)	10.88%	9.25%	Elron: 0 Total: 6.6
BRAINSGATE LTD	Development of a minimally invasive treatment platform for patients suffering from Central Nervous System diseases	Equity Method	One director (out of five directors)	29.82%	26.61%	Elron: 29 Total: 97

2 We acquired our holding in AudioBurst Ltd. as part of our investment in PlyMedia.

Group company name	Business	Basis of presentation in the Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Fully diluted percentage of shareholding and voting rights	Amount Invested by Elron and in the Aggregate (in $ million, unless otherwise specified)
CARTIHEAL (2009) LTD	Development of an implant for repair of articular cartilage and osteochondral defects	Equity Method	Two directors (out of nine directors- only one director actually appointed)	34.85%	28.21%	Elron: 12 Total: 30
CLOUDYN SOFTWARE LTD	Development and marketing of software-as-a-service (SaaS) solutions for cloud business management in global organizations	Equity Method	One director (out of five directors)	41.02% of voting rights and 39.53% of shareholdings (by RDC)	34.75% of voting rights and 33.50% of shareholdings (by RDC)	RDC: 6 Total: 18
CORAMAZE TECHNOLOGIES GmbH[3]	Development of a minimally invasive device to treat functional mitral valve regurgitation	Equity Method	Two director (out of seven directors)	28%	28%	Elron: €3.5 million Total: €6.8 million

3 In February 2017, Coramaze entered into an investment agreement with a new investor and some existing shareholders to invest up to €4 million in two installments, of which our share is €1.7 million. The first installment in the amount of €1.85 million (approximately $2 million) of which our share was €0.85 million (approximately $0.9 million) was invested in February 2017. Following the first installment, we hold approximately 30% of Coramaze’s outstanding shares.

Group company name	Business	Basis of presentation in the Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Fully diluted percentage of shareholding and voting rights	Amount Invested by Elron and in the Aggregate (in $ million, unless otherwise specified)
CYBER SECDO LTD[4]	Automatic detection and investigation of cyber events in organizations through a platform that protects endpoints	Equity Method	One director (out of five directors)	24.3% (by RDC)	21.05% (by RDC)	RDC:4 Total:8.8
IRONSCALES LTD	Developing and providing a SaaS solution whose goal is to interactively teach employees how to detect and resist spear phishing attempts	Equity Method	Two directors (out of five directors)	27.03% (by RDC)	30.00% (by RDC)	RDC: 1.5 Total: 1.5
NITINOTES LTD[5]	Development of an endoscopic procedure that mimics gastric sleeve surgery for treatment of obesity	Equity Method	Two directors (out of six directors)	14.16%	12.44%	Elron:0.8 Total: 2

4 In February 2017, RDC’s shareholding in Secdo decreased to approximately 22% following the increase of the financing round by an additional $2 million from new investors.
5 In March 2017, the second installment of approximately $1 million of the financing round was invested, of which our share was approximately $0.8 million. As a result, our holding in Nitinotes increased to approximately 24%.

Group company name	Business	Basis of presentation in the Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Fully diluted percentage of shareholding and voting rights	Amount Invested by Elron and in the Aggregate (in $ million, unless otherwise specified)
NOTAL VISION INC[6]	Provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes	Fair Value	One director (out of seven directors)	21.16%	17.59%	Elron: 12.6 Total: 57
OPEN LEGACY TECHNOLOGIES LTD [7]	Development and marketing of a platform allowing integration of information systems in organizations, based on API (Application Programming Interface)	Equity Method	Two directors (out of six directors)	45.14% (by RDC)	36.86% (by RDC)	RDC: 5.2 Total: 8.5

6 In March 2017, the first tranche of the second installment of approximately $1.5 million of the financing round was invested, of which our share was approximately $0.3 million. Our holding in Notal Vision did not change significantly following this investment.
7 In February 2017, Open Legacy increased its financing round with an additional $2.3 million from new investor and existing shareholders. As a result, RDC's holding in Open Legacy's outstanding shares decreased to 40%.

Group company name	Business	Basis of presentation in the Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Fully diluted percentage of shareholding and voting rights	Amount Invested by Elron and in the Aggregate (in $ million, unless otherwise specified)
PLYMEDIA ISRAEL (2006) LTD	Development and marketing of advertising exchange services	Equity Method	One director (out of five directors- as of the date of publication of this Annual Report there is no director appointed)	23.33%	17.97%	Elron: 2.5 Total: 6
POCARED DIAGNOSTICS LTD	Development of a real-time and automated system for infectious diseases diagnosis using optical technology	Consolidated	Five directors (out of eight directors) -only three directors actually appointed)	66.76% held by Elron and RDC (RDC holds 11.65%)	66.45% held by Elron and RDC (RDC holds 15.57%)	Elron and RDC: 64 Total: 107
RDC – RAFAEL DEVELOPMENT CORPORATION LTD	Incubation and development of companies based on or reliant on Rafael technology	Consolidated	Five directors (out of Nine directors)	50.10%	50.10%	Not Relevant

Group company name	Business	Basis of presentation in the Financial Statements	Rights to appoint directors	Percentage of shareholdings and voting rights	Fully diluted percentage of shareholding and voting rights	Amount Invested by Elron and in the Aggregate (in $ million, unless otherwise specified)
SECURED TOUCH INC	Development and marketing of an application solution that enables the identification of an end user by building a personal biometric profile	Equity Method	Two directors (out of six directors)	29.07% (by RDC)	24.64% (by RDC)	RDC:2.2 Total:3.3
SIXGILL LTD	Development and marketing of an automated system for the identification and neutralization of cyber threats on "Dark Web" network.	Equity Method	One director (out of five directors)	21.99%	24.65%	Elron:2.5 Total:3.2

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

(iv)
Clinical trials – at this stage, trials are performed on humans. For every clinical trial, a detailed protocol is determined in advance including complete details relating to the clinical trial. The trial protocol defines the trial endpoints (primary and secondary), the target population of the trial (sample size and inclusion/exclusion criteria), trial design (controlled, randomized, open label or blinded), definition of trial success, the timing and method of outcome assessment, and other matters. (In a controlled trial, participants are assigned to one of at least two groups – one which receives the treatment under investigation (the trial group), and the other of which (the control group) receives either the standard treatment or a sham treatment. In a randomized study, participants are assigned to groups of a clinical trial by chance. In an open label trial, all parties involved with the trial know which participants have been assigned which arm. In a single-blinded trial, only the participants are unaware which group the participants have been assigned. In a double-blinded trial, neither party knows which participants have been assigned which group.) The trial protocol requires the pre-approval of a review board and the authorized regulatory authority in the relevant country or territory, as detailed below. The clinical trial stage includes several sub-stages:

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

1.  Our Main Group Companies

A main company is a company that is significant from our perspective because it meets one of these criteria: the quantitative criterion or qualitative criteria as specified below:

(a)	Quantitative criterion – a company in which the total investment in our Statement of Financial Position exceeds 10% of our equity in accordance with our consolidated financial reports.

(b)
Qualitative criteria – significant investment commitments, significant risks and exposure in connection with our investment, the inherent potential in the investment from management’s perspective, or significant value (current or potential).

As of the period covered by this Annual Report, RDC, Pocared and BrainsGate meet at least one of the criteria specified above, and are therefore deemed as main group companies. As of the date of publication of this Annual Report, Notal Vision does not meet these criteria and therefore is not considered a main group company. However, we believe that it is possible that during 2017, Notal Vision may meet the quantitative criterion, even if not the qualitative criterion; accordingly, for the sake of caution, Notal Vision is described in more extensive detail below. The composition of main companies may change from time to time due to changes arising from the sale of a company, investments in companies, or decreases in their value and change in value of the investment in our financial statements.

BrainsGate

BrainsGate, a private company incorporated in Israel, was established and commenced its activities in 2000. We completed our initial investment in BrainsGate in 2005.

We hold approximately 30% of BrainsGate's outstanding share capital as of the date of publication this Annual Report. The other principal shareholders of BrainsGate include Pitango, Medtronic, Infinity Group, Cipio Partners, Boston Scientific, Johnson & Johnson and Agate Medical Investments.

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

According to the World Health Organization, 15 million people worldwide suffer a stroke annually. Of these, 5 million people die and another 5 million people are left permanently disabled (see World Health Organization "Global Burden of Stroke" in The Atlas of Heart Disease and Stroke, 2004: http://www.who.int/cardiovascular diseases/en/cvd_atlas_15_burden_stroke.pdf). According to the American Heart Association, in the United States, an estimated 6.6 million people have had a stroke, and each year approximately 795,000 people experience a new or recurrent stroke (American Heart Association - Heart Disease and Stroke Statistics report – 2016 update). Projections show that by 2030, the prevalence of stroke will increase by 20.5% from 2012 (Heart Disease and Stroke Statistics report – 2016).

However, to the best of BrainsGate's knowledge, the current treatment for stroke patients, including treatment with tPA protein, a clot dissolving medicine, is very limited due to the fact that existing treatments are approved for use during a very short time frame following the stroke. This time frame which was only 3 hours was extended to 4.5 hours in 2009 (see "Expansion of the Time Window for Treatment of Acute Ischemic Stroke with Intravenous Tissue Plasminogen Activator", in the journal Stroke, August 2009 issue) but it still represents a narrow time frame. Treating a patient outside such time frame increases the risk of brain hemorrhage by ten (see "Guidelines for the Early Management of Patients with Ischemic Stroke" in the journal Stroke, April 2003 issue) and accordingly is not approved. In 2015, several multi-center studies assessing endovascular treatment of ischemic stroke (removal of the blood clot with a stent retriever) in conjunction with tPA were published, and showed that endovascular treatment initiated in a limited time window significantly improves the condition of certain strokes victims (Heart Disease and Stroke Statistics report – 2016).

In practice, most patients arrive at hospitals after the approved time frame. Indeed, research shows that in 2009 only 3.4%-5.2% of stroke patients in the United States received tPA treatment (Heart Disease and Stroke Statistics report – 2016). In fact, between 15% to 30% of stroke survivors are left permanently disabled (Heart Disease and Stroke Statistics report – 2010). The average annual direct and indirect cost of stroke in the United States in 2011 to 2012 was $30 billion (Heart Disease and Stroke Statistics report – 2016; direct costs refer to health expenditures such as the cost of physicians and other professionals, hospital services, prescribed medications, home health care, and other medical durables, while indirect costs refer to lost productivity that results from morbidity and premature mortality). The lifetime cost per person of a stroke is $140,048 and includes hospitalization, rehabilitation, and follow up treatment (Heart Disease and Stroke Statistics report – 2014).

87% of strokes are ischemic. (The remaining cases of stroke are hemorrhagic. Hemorrhagic stroke occurs when blood supply to the brain tissue is interrupted, usually as a result of a burst blood vessel (Heart Disease and Stroke Statistics report – 2016)). Ischemic stroke occurs when blood supply to the brain is blocked, usually as a result of a blood clot. Symptoms occur suddenly and lead to death of brain tissue in the blocked area. The dead cells in this area release toxic materials causing death of additional brain tissue in the surrounding area, known as the ischemic penumbra. Death of brain tissue in the blocked area occurs within minutes and is inevitable, however, damage in the ischemic penumbra occurs only a few hours thereafter, and thus can be prevented (see the Internet Stroke Center's website: http://www.strokecenter.org/education/ais_pathogenesis/22_ischemic_penumbra.htm). In spite of this, due to the short time frame approved for treatment, to the best of BrainsGate's knowledge, damage in the ischemic penumbra is not prevented in most cases, as most patients, as stated above, arrive for treatment after the treatable time frame. Preventing damage in the ischemic penumbra is the goal of the ISS system being developed by BrainsGate.

BrainsGate's ISS system is designated for use for 8 to 24 hours after onset of stroke. The system operates by electrical stimulation of the SPG through a tiny electrode. The SPG is responsible, inter alia, for regulating blood flow to the brain. Stimulating the SPG using the ISS widens the blood vessels in the brain thus increasing blood flow to the brain, and thus could prevent the death of cells in the ischemic penumbra. The treatment includes activation of the electrode for several hours a day for a few days after the stroke occurs as long as implantation and initial activation take place in a 24 hour post-stroke time frame. As such, the ISS system is supposed to significantly expand the current treatment window compared to tPA and endovascular therapy. In addition, unlike endovascular therapy, the ISS system is operated by the neurologist rather than the interventionist.

As of August 2016, BrainsGate is using a new version of its implant in its FDA trial (described below) that is injectable.

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

In June 2011, BrainsGate commenced a controlled, randomized, double-blinded, sham control clinical trial in medical centers in the U.S. and Europe, to prove the ISS's safety and efficacy, which is expected to support BrainsGate's planned PMA submission to the FDA. In April 2014, the Data Safety Monitoring Board or, DSMB, for BrainsGate's study examined the effect and safety results of 350 patients in an interim analysis of the study (BrainsGate was not exposed to these results due to the study being a blinded study). As a result of the interim analysis, the DSMB determined as follows: the measured effect justifies the continuation of the study; there were no safety concerns; and in order to maximize the possibility of success in the study, increasing the sample size from 450 to 800-1000 patients is appropriate. In May 2014, the Board of Directors of BrainsGate discussed the results of the interim analysis performed by the DSMB for BrainsGate's study, and decided as follows: (1) To increase the number of patients in the study by 350-550 patients in accordance with the DSMB's conclusions (such that the number of patients in the study will amount to 800-1000); and (2) To perform an additional interim analysis of the results of the study which will be conducted by the DSMB after receiving follow up data of 600 patients, whose purpose is to support the continuation of the study according to the current format (in the event it has a 20% probability of meeting its endpoints based on the analysis) or to cease the study. In May 2016, the DSMB conducted the interim analysis and unanimously recommended to continue with the study in its current format. Subject to the final number of patients that will be recruited as stated above, BrainsGate expects to complete patient recruitment for the study during 2017. As of December 31, 2016, BrainsGate recruited 700 patients for the study. As of the date of the publication of this Annual Report, BrainsGate recruited approximately 80 more patients for the study.

BrainsGate is aware that there are several companies currently engaged in its field that compete or may compete with BrainsGate but to the best of BrainsGate's knowledge, they do not operate within the 24 hour post-stroke time frame.

 In 2015, BrainsGate raised approximately $26 million in two installments, according to a pre-money company valuation of approximately $70 million. Medtronic participated in this investment round, together with existing investors, including us. Our share was approximately $8 million. For more details, see “Item 4.A”. Since its inception and until the date of publication this Annual Report, approximately $97 million has been invested in BrainsGate, out of which we invested approximately $29 million.

BrainsGate has 21 patents and 7 pending patent applications. The patents protect the technology developed by BrainsGate, the potential medical applications of its technology, and the medical technique for placing the electrode and use of the medical technology.

BrainsGate is headquartered in Caesarea, Israel. As of December 31, 2016, BrainsGate had 32 employees.

As previously mentioned, BrainsGate is in the development stages and has not commenced sales.

Pocared

Pocared, a private company incorporated in Israel, was established in 2004 and commenced its activities in 2005. We completed our initial investment in Pocared in 2007.

We and RDC hold approximately 67% of Pocared's outstanding share capital as of the date of publication of this Annual Report.

Pocared is developing a real-time and automated laboratory system for infectious diseases diagnosis. Pocared's diagnostic system uses optical technology and an algorithm for data analysis. The system is designed for use by clinical microbiology laboratories and hospitals as an alternative to the current infectious disease diagnostic method of pathogen cultures, which is mostly manual, lengthy, and expensive. The system is designed to diagnose pathogens in body fluids such as urine, swabs (throat, nasal, and others), blood, sputum, and cerebrospinal fluid. The system's first application is diagnosis of Urinary Tract Infection, or UTI. To the best of Pocared's knowledge, over 125 million urine cultures are performed each year worldwide. Pocared is in the development stage and has not commenced sales.

To the best of Pocared's knowledge, current microbiology practice is a labor intensive process, taking 24-72 hours and requiring formally trained personnel. The procedure involves several stages, including culturing the bacteria for 24-72 hours, screening the cultured plates for infection (positive/negative) and subsequently exposing the positive cultures to a set of reagents in order to identify the organism based on its biochemical reaction to these reagents. Therefore, doctors must wait 48-72 hours before they can prescribe evidence-based treatment. In practice, treatment is empiric and therefore not optimal. As a result, medical treatments (usually antibiotics) are administered in excess, and are often determined post facto to have been unnecessary. To the best knowledge of Pocared, 70% of the urine cultures performed in laboratories in the United States each year return with negative results. By contrast, Pocared's system provides real-time results, allowing for optimal treatment.

Pocared's system is designed to enable automatic and rapid diagnosis, and to perform a large number of tests simultaneously, thus reducing the average diagnostic time, and significantly increasing output in comparison with current practice. A shortened diagnostic process, in Pocared's estimation, is expected to optimize medical treatment by enabling evidence-based treatment and reducing the amount of unnecessary antibiotics that are prescribed. In addition, Pocared's system is intended to operate without the need for certified laboratory microbiology technicians and significantly reduce the use of reagents. The optimization of medical treatment, increased output, and elimination of need for professional staff in Pocared's estimation, are expected to result in cost savings for its potential customers.

Pocared is ISO 13845 certified in compliance with medical industry requirements. In December 2011, Pocared received the CE mark in accordance with the applicable European directive for the manufacturing and marketing of in-vitro diagnostic medical devices. The development and approval for marketing of Pocared's system in the United States is subject to the requirements and regulatory approval processes described in this "Item 4.B" above.

In July 2013, Pocared commenced the collection of urine samples for a trial to prove the efficacy of its system's first application, UTI diagnosis, compared to standard diagnostic methods. The trial was intended to support its planned FDA submission. In February 2016, upon the completion of the sample collection at three of the four centers at which the trial took place, data was received from the three centers and the analysis of the results commenced, following which the trial was ceased. As conveyed by Pocared to Elron in March 2016, the examination of the trial results revealed that there was a malfunction in some of the calibration components of its systems, which led to incorrect results. The source of the malfunction was identified and its substance was examined, inter alia, by running raw data collected in the trial on a system with properly calibrated components, and the results thereof met Pocared's expectations. Pocared took steps to prevent the recurrence of the malfunction and is preparing to conduct a new trial, the aim of which is to demonstrate the efficiency and performance of the system for the purposes of submission to the FDA, similar to the aims of the trial that was stopped. Pocared is expected to conduct the new trial during 2017.

Pocared also own a technology for sample preparation prior to analysis, and a system (that can be commercialized as a standalone system) based on the technology, that is currently integrated in its diagnostic system. The sample processing system does not require clinical trials for commercialization.

To the best of Pocared's knowledge, there are several companies currently engaged in its field that compete or may compete with Pocared.

In 2016, we completed a $9 million investment in Pocared through RDC, as part of a $10 million financing round with other Pocared investors. In addition, in conjunction with the financing round, convertible loans amounting to approximately $5.2 million were converted into Pocared shares and warrants. Elron’s share in this loan amount was approximately $4.8 million. Following the investment and the conversion of loans our consolidated holding in Pocared's outstanding share capital increased from approximately 58% to approximately 67% (an effective holding of approximately 61% in Pocared's outstanding share capital). For more details, see “Item 4.A". Since its inception and until the date of publication this Annual Report, approximately $107 million has been invested in Pocared, out of which we and RDC invested approximately $64 million.

Pocared has 42 patents, and 50 pending patent applications. These patents protect the technology developed by Pocared, the potential diagnostic applications of this technology and the use of the diagnostic technology. Pocared has a material license agreement with a foreign company for the technology used for pre-analytical sample processing which is material to its operations.

Pocared's headquarters are in Rehovot, Israel. As of December 31, 2016, Pocared had 30 employees. Pocared also has a subsidiary in the United States where it employs 8 employees as of December 31, 2016.

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

Following is a brief review of the companies held by RDC, as of the date of publication this Annual Report:

(1) SecuredTouch (approximately 29%), which is developing a real time identity verification platform for mobile apps by profiling users based on their physical behavior with touchscreen devices;

(2) Secdo (approximately 22%), which operates in the field of automatic detection and investigation of cyber events in organizations through a platform that protects endpoints;

(3) IronScales (approximately 27%) which provides a cloud-based (SaaS) solution, which aims to train the employees of an organization to take an active part in identifying and preventing targeted email attacks (spear-phishing);

(4) Cloudyn (approximately 40%), which develops and markets software-as-a-service (SaaS) solutions for cloud business management in global organizations;

(5) Open Legacy (approximately 40%) which develops and markets a platform allowing integration of information systems in organizations, based on API (Application Programming Interface).

In addition, RDC holds shares in Pocared as mentioned above, and in certain inactive companies and/or companies in which the investment is negligible or companies under voluntary liquidation.

As of December 31, 2016, RDC had six employees of which three are part time.

2. Other Group Companies

Notal Vision

Notal Vision, a privately-held corporation incorporated in Delaware, began operations in 2000. We completed our first investment in Notal Vision in 2003.

We hold approximately 21% of Notal Vision's issued and outstanding share capital and approximately 18% on a fully diluted basis. The other principal shareholders of Notal Vision are Ganot and Evergreen.

Notal Vision develops, manufactures and provides a system and services for remote monitoring of age-related macular degeneration, or AMD, patients at risk of vision loss, in order to enable the early detection of visual changes before the disease progresses to the point of significant vision loss or blindness. AMD is the leading cause of severe vision loss and blindness in adults over age 50 in the developed world, and destroys sharp, central vision, necessary for common tasks such as facial recognition, driving, reading, and watching television (see Brown DM, et al. (2006). Ranibizumab versus verteporfin for neovascular age-related macular degeneration. New England Journal of Medicine. 355, 1432-1444; Slakter JS and Stur M. (2005). Quality of life in patients with age-related macular degeneration: Impact of the condition and benefits of treatment. Survey of Ophthalmology, 50, 263-273; Gehrs KM, et al. (2006). Age-related macular degeneration-emerging pathogenetic and therapeutic concepts. Annals of Medicine, 38, 450-471).

There are two types of AMD, dry (non-neovascular) and wet (neovascular). Wet AMD accounts for 90% of the vision loss associated with AMD. (See Ferris FL, et al. (1984). Age-related macular degeneration and blindness due to neovascular maculopathy Archives of Ophthalmology,102(11), 1640-1642). Progression of the disease from dry AMD to wet AMD can occur rapidly and if not detected and treated in time, can lead to severe vision loss within weeks, even a matter of days. Early detection of wet AMD is critical; however, patients are often unaware of the disease's progression until they experience severe visual impairment. The earlier the wet phase is detected and treated the better chance patients have at retaining visual acuity.

Notal Vision estimates that there are approximately four million dry AMD patients in the United States, at high risk of progression to wet AMD. Of these, half a million have already progressed to wet AMD in one eye, in which they have experienced severe vision loss or blindness; and they are at an even higher risk of progression to wet AMD in the second eye. (The data provided in this paragraph is offered to give the reader an indication of the size of the market in which Notal Vision operates, but not to hint that the products developed by Notal Vision are intended for the entire market.)

To Notal Vision's best knowledge, the monitoring of dry AMD patients is currently performed through routine visits at the ophthalmologist's office. The frequency of these visits is sometimes insufficient as the progression from dry to wet AMD occurs at a much faster rate.

Notal Vision's system allows for the early detection of the disease's progression to wet AMD, and as a result, allows for early treatment and prevents vision loss. The Notal Vision remote monitoring system, the ForeseeHome, is the first FDA and European regulatory cleared home monitoring device for AMD patients. The ForeseeHome is a non-invasive device developed specifically for use by older patients with dry AMD. Patients use the remote device daily from their home and perform an interactive test which takes a few minutes to complete. The test results are automatically sent to the Notal Vision Data Monitoring Center and analyzed through algorithms developed by Notal Vision. When statistically significant changes are detected, the Notal Vision Data Monitoring Center alerts the Notal Vision service center which then alerts the patient's doctor so that a comprehensive eye exam can be scheduled promptly and if required, treatment begun. To date, over 2,400,000 tests have been recorded with the ForeseeHome among over 3,000 patients.

The effectiveness of the ForeseeHome system has been proven in a clinical trial performed by Notal Vision together with the National Eye Institute, or NEI, in the United States. The trial was conducted over a three-year period between 2010-2013, among 1,520 dry AMD patients in 44 leading eye centers in the United States. After an interim analysis of the results showed exceptional positive statistical efficacy, the NEI prematurely stopped the trial. The results showed that approximately 94% of patients using Notal Vision's device as directed preserved their functional eyesight when they progressed to wet AMD compared to 62% of patients who used other detection methods.

Notal Vision was awarded internal standard authorization ISO 13845 which specifies requirements for quality management systems in the medical industry. Notal Vision also received the CE mark in accordance with the applicable European directive for the marketing of ForeseeHome in the European Union, and FDA clearance to market the ForeseeHome in the United States. The American Academy of Ophthalmology (AAO) adopted a recommendation in its clinical guidelines for early detection of wet AMD using Notal Vision's technology (see https://www.aao.org/preferred-practice-pattern/age-related-macular-degeneration-ppp-2015).

As of the end of 2015, the ForeseeHome has Medicare coverage. Reimbursement was set at $74.23 per month per patient. At this stage, patients with dry AMD at high risk of progression to wet AMD who received a prescription are eligible for reimbursement. Notal Vision estimates this population at approximately 4 million people in the United States of which 50% have been diagnosed.

To Notal Vision's best knowledge, there are other companies in the field in which Notal Vision operates which may become competitors in the future.

Since its inception and until the date of filing this Annual Report, approximately $58 million has been invested in Notal Vision, of which we invested approximately $12.9 million.

Notal Vision has 8 patents. The patents protect the technology developed by Notal Vision, which includes mapping the field of vision through its Hyperacuity technology for testing the retina, quantification of distortions in the field of vision through Competition, and ease and comfort of the device itself.

Notal Vision will require additional funding to finance its operations.

Alcide

Alcide is developing a security solution for emerging data center environments to enable visibility and security policy enforcement for hybrid data centers. We hold approximately 26% of Alcide's outstanding share capital.

Aqwise

Aqwise Wise Water Technologies Ltd., or Aqwise, develops manufactures and provides biological water and wastewater treatment solutions for the industrial and municipal markets. We hold approximately 20% of Aqwise's outstanding share capital and approximately 18% of Aqwise’s fully diluted share capital.

Atlantium

Atlantium Technologies Ltd., or Atlantium, develops, manufactures and provides ultraviolet-based water disinfection solutions. We hold approximately 6% of Atlantium's outstanding share capital.

Cartiheal

Cartiheal is developing an implant for repair of articular cartilage and osteochondral defects. We hold approximately 35% of Cartiheal's outstanding share capital, as of the date of publication this Annual Report. Between 2004 and 2011 approximately 2 million people in the United States have undergone some sort of cartilage repair procedure in the knee (see McCormick et al (2014) Trends in the surgical treatment of articular cartilage lesions in the United States: An analysis of a large private-payer database over a period of 8 years, Arthroscopy, 30(2)) and approximately 11 million US adults live with symptomatic knee osteoarthritis (see Weinstein et al (2013) Estimating the burden of total knee replacement in the Unites States, The Journal of Bone and Joint Surgery, 95). The Cartiheal implant has a unique structure, composed of calcium carbonate with hyaluronic acid. The implant biodegrades in the implantation site, and promotes the regeneration of cartilage and subchondral bone. Cartiheal is conducting a series of clinical trials at medical centers in Europe to evaluate the safety and efficiency of the implant in the treatment of traumatic and osteoarthritic knee, ankle and great toe defects. Trial results to date indicate an improvement in the pain level and repair of cartilage and bone in the implantation site. Through the date of the submission of this Annual Report, approximately 250 patients have been implanted with the Cartiheal implant. Cartiheal's implant is CE marked. In December 2016, Cartiheal received FDA approval of its IDE application to conduct a controlled, randomized, open-label clinical trial in the United States, to establish the implant's efficacy and safety among patients with traumatic and osteoarthritis defects in the knee. The trial will compare patients treated with Cartiheal's implant with patients treated with the surgical standard of care, i.e. microfracture or debridement, over a follow-up period of two years. The trial is expected to include up to 500 patients in medical centers in the United States and Europe. The trial is expected to support a PMA submission to the FDA. Cartiheal is preparing for the trial and considering the timing of its initiation and the capital raising required therefor.

Coramaze

Coramaze is developing a minimally invasive device to treat functional mitral valve regurgitation. Coramaze's device includes a mitral valve repair implant via catheterization with non-traumatic anchoring. We hold approximately 30% of the issued and outstanding shares of Coramaze.

Nitinotes

Nitinotes is developing an endoscopic procedure that mimics gastric sleeve surgery for treatment of obesity. We hold approximately 24% of the issued and outstanding shares of Nitinotes.

Plymedia

Plymedia develops and provides digital advertising exchange platform services and solutions. We hold approximately 23% of Plymedia's outstanding share capital.

SixGill

SixGill develops and provides an automated system that crawls the Dark Web and extracts information to provide its customers with relevant intelligence and alerts regarding possible or ongoing cyber-attacks against the enterprise. We hold approximately 22% of SixGill's outstanding share capital.

C.  Organizational Structure

As of December 31, 2016, DIC, an Israeli company, held approximately 50.32% of our total outstanding shares. In March 2009, we and DIC entered into a Services Agreement which has been amended and extended until April 30, 2018. Pursuant to the agreement we receive managerial and administrative services from a staff employed by DIC. The annual services fee is approximately NIS6 million annually (approximately $1.5 million), linked to the Israeli consumer price index as of May 1, 2016 in accordance with terms of the agreement. On February 27, 2017, our shareholders, following the approval of our audit committee and board of directors, approved the termination of the Services Agreement effective from March 31, 2017. For additional information about DIC and the Services Agreement, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders." For our holdings in our group companies, see the information in "Business Overview" above.

For information on our subsidiaries, please see the Introduction to this Form 20-F.

D. Property, Plants and Equipment

Our corporate headquarters and executive offices are located in Tel Aviv, Israel. These offices, which measure approximately 833 square meters, are leased at an annual rent of approximately $0.3 million. We have made available a portion of our leased office space and other office facilities to RDC for an annual amount of approximately $0.1 million.

We believe that our facilities are adequate for our operations as currently conducted. In the event that additional facilities are required, we believe that we could obtain them at commercially reasonable prices.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Overview

We are an operational holding company actively involved in investing, building and enhancing companies operating in various technology fields, and increasing their value either through exit transactions or public offerings. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building technology companies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Our group companies currently comprise companies at various stages of development that are engaged in a variety of technology fields, mainly medical devices, cyber security, information technology (IT) and enterprise software.

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

In addition, our future success in the cyber field depends on inter alia, (i) our ability to identify, as early as possible, companies and ventures operating in areas in the cyber security field that are not yet saturated; (ii) our ability to assist our group companies operating in the cyber security field to reach customers and strategic partners; and (iii) our ability to build a network of relevant connections with the world's leading cyber security companies.

In order to assess fully the current state of our business, results of operations and capital resources, as well as our ability to realize upon our strategic goal, please see the discussion below regarding the effect on us and our group companies of current venture capital developments.

Our goal is to build and realize value for our shareholders through the sale to third parties of a portion or all of our holding in, or the issuance of shares by, our group companies, while simultaneously seeking opportunities, as appropriate to acquire or invest in new and existing companies, mainly in the fields of medical devices, cyber security, information technology (IT) and enterprise software. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest, as appropriate, in new opportunities. The nature of our business, therefore, may cause volatility in our results of operations, depending on the transactions that occur within a particular period.

Our strategy regarding investments in new and existing companies is based on the following principles:

1.	Identifying and exploiting investment opportunities in companies with an innovative technology basis with significant exit potential.

2.	Investing over the long term in companies with innovative technologies focusing on investments which afford us influence and operational involvement.

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

Within the framework of these principles and with the intention of continuing to invest in new companies, we examine a broad range of proposals for investment and strategic cooperation, including through RDC, in order to exploit the technology and/or knowhow and expertise of Rafael, and through our cooperation with the Incentive Management II Ltd. incubator. It should be noted that our strategy allows us to take actions which deviate from the above principles in circumstances where our management believes that the specific circumstances justify such deviation.

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

Venture Capital Industry Status

The ability of our group companies to obtain financing is affected by developments and trends in the venture capital, or VC, industry. Our ability to exit companies is also affected by developments and trends in the VC industry.

The year 2016 marked the second strongest year of venture investment ever in the U.S., though down by 13% from 2015. Likewise, Israeli high-tech capital raising saw a record high in 2016, both in total capital raised, and in average deal size, which was 19% above the past five-year average. This increase was due to a surge in mid- to late-stage capital raising, implying that capital is mainly funding more mature companies. The share of Israeli venture fund investments out of capital raising is continuing to decline, and is down from 26% of total funding in 2012, to just 13% of total funding in 2016, the lowest share yet.

Despite the trend of increased venture funding, medtech investments decreased in both the U.S. and Israel. The share of medical device investments out of total venture capital in the U.S. decreased from 9.3% in 2012 to 5.3% in 2016. This decrease has been explained by a shift in investments to biopharma, driven by the longer time to exit in the medical device sector, as described below. In Israel as well, the life science sector (which includes medical devices) saw a 14% decrease in capital raising in 2016. That said, medical device Series A investments in the U.S. grew significantly in 2016, reflecting an increase in recently closed funds. The share of strategic investors in these rounds decreased. A more diverse mix of investors funded medical device companies in the U.S. in 2016.

In 2016, the cybersecurity sector remained popular among investors in both the U.S. and Israel, hand in hand with a rapidly growing cybersecurity market and increased cybersecurity spending. In the U.S., the year 2016 marked the second strongest year out of the past five years in terms of amounts invested in this sector, though down from 2015. Likewise, in Israel, there was a 23% increase in funding for cybersecurity companies across all stages in 2016.

In 2016, acquisitions of venture-backed U.S. companies reached an all-time high, increasing 13% over 2015. By contrast, in Israel (after excluding large outlier deals), the value of exit transactions was 30% below the past five-year average, while the average VC-backed deal size was 28% below the past five-year average. In about half of the deals, the acquirers were North American corporations, and in 27% of deals, the acquirers were Israeli.

U.S. venture-backed medical device M&As in 2016 saw an increase in the time to exit, which stood at 8.1 years. Acquirers continued to focus on purchasing companies with 510-(k) FDA-approved and commercialized products. In Israel, the life science sector saw 82 exit transactions valued at $5.7 billion in the past five years, 66% of which were medical device deals. In 2016, the life science sector saw a decrease in the total value and number of exit deals, similar to the overall decrease in Israel exit activity. The average exit multiple over the past five years in this sector was volatile, and stood at 3.44 in 2016. The average time to exit in 2016 was 13.8 years.

Cybersecurity M&A activity in the U.S. was similar in 2016 to the previous two years both in terms of deal volume and exit multiples. In Israel, the cybersecurity sector saw 62 exit transactions valued at $9.3 billion in the past five years. In 2016, this sector saw a decrease in the total value of exit deals that exceeded the decline witnessed in overall Israeli exit activity, and stood at 42% below the past three-year average. The average exit multiple also continued to decline, and was 23% lower than in 2015.

[Sources: Crunchbase Global Innovation Investment Report – 2016 Year in Review; Cybersecurity Ventures: Cybersecurity Market Report, Q4/16; IVC and ZAG Report: Summary of Israeli High-Tech Company Capital Raising Q4/2016; IVC-Meitar High-Tech Exits – 2016 Report; Momentum Partners: Cybersecurity Market Review, Year End 2016; Silicon Valley Bank: Trends in Healthcare Investments and Exits 2017; TechCrunch: Trends in Israel's Cybersecurity Investments, Jan. 23, 2017]

Critical Accounting Policies

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

The financial statements of the Company and of its subsidiaries are prepared as of the same dates and periods. The accounting policies in the financial statements of the subsidiaries was applied consistently and uniformly with the policy applied in the financial statements of the Company.

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

In circumstances where our ownership in an associate is in the form of a preferred security or other senior security, the distribution of profit or losses between us and additional shareholders of the associate is based on the ownership level of the particular associate's security held by us that grants us the preferred rights, and to which the equity method is being applied, while taking into account the distribution order between the different types of securities. The distribution between us and the additional shareholders of the associate, is determined under the assumption that at the end of the reporting period, the associate company would sell or distribute its assets and repay its liabilities.

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

In 2016, 2015 and 2014 we did not record any significant impairment charge.

Impairment of Intangible Assets

Intangible assets with a finite useful life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment annually or more if events or changes in circumstances indicate that the intangible asset may be impaired. The useful life of these assets (whether definite or indefinite) is reviewed annually to determine whether their life assessment continues to be supportable. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less selling expenses). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For purposes of testing impairment of identifiable assets, the assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets, or the cash-generating unit. An impairment loss is recognized if the carrying amount of an asset or the cash-generating unit to which it relates exceeds the estimated recoverable amount. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries that are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. As of December 31, 2016, consolidated intangible assets amounted to approximately $17.4 million (approximately $17.4 million and $3.4 million as of December 31, 2015 and 2014, respectively).

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

The balance of total tax liabilities as of December 31, 2016 was $3.0 million, as of December 31, 2015 was $3.3 million, and as of December 31, 2014 was $1.8 million (under line item other accounts payable in the statement of financial position).

As of December 31, 2016, 2015 and 2014 we did not recognize any deferred tax asset with respect to carryforward tax losses.

As of December 31, 2016, we and our subsidiaries had carryforward losses in Israel of approximately $291 million in the aggregate.

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

Fair value measurement of contingent consideration. Fair value of contingent consideration from sale of a business which is expected to be received upon occurrence of certain future events or future revenues from certain products is initially recorded at fair value and is classified as a financial asset in accordance with IFRS 9. The contingent consideration is measured at fair value and subsequent changes in the fair value are recorded at profit or loss. Such fair value requires assumptions with respect to the occurrence and timing of future events and respective inflows, which may not be within our control. Financial assets in respect of contingent consideration as of December 31, 2016 amounted to approximatley $7.8 million, related to the sale transactions of Kyma and Jordan Valley (see "Item 18 – Financial Statements").

Basis of Presentation

Consolidation. Our consolidated financial statements include the accounts of Elron and the accounts of all of our direct or indirect (through DEP and RDC) controlled subsidiaries. The following are our main subsidiaries:

Year ended December 31,
2016	2015	2014
RDC	RDC	RDC
Pocared[1]	Pocared[1]	Cloudyn[2]
		POSE[3]

1 Consolidated since we obtained control in February 2015.
2 Until we lost control in December 2015.
3 Until we lost control in July 2015.

Equity Method. Our main group companies held by us or through RDC accounted for under the equity method of accounting include:

Year ended December 31,
2016		2015		2014
BrainsGate	IronScales[3]	BrainsGate	Cloudyn[2]	BrainsGate	PLYmedia
CartiHeal	SixGill[4]	CartiHeal	Open Legacy	Cartiheal	Kyma[9]
Coramaze[1]	Alcide[5]	Coramaze[1]	IronScales[3]	Pocared[8]	Open Legacy
PLYmedia	SecuredTouch[6]	PLYmedia	SinuSafe
AudioBurst	Secdo[7]
Cloudyn[2]	Nitinotes[7]
Open Legacy	SinuSafe

1 Since initial investment in August 2015.
2 Since we lost control in December 2015.
3 Since initial investment in October 2015.
4 Since initial investment in April 2016.
5 Since initial investment in June 2016.
6 Since initial investment in May 2016.
7 Since initial investment in September 2016.
8 Until obtaining control in February 2015.
9 Until we sold the investment in September 2015.

Other investments measured at fair value:

Year ended December 31,
2016	2015	2014
Aqwise	Aqwise	Aqwise
Atlantium	Atlantium	Atlantium
Notal Vision	Notal Vision	Enablence[1]
Jordan Valley[2]
Notal Vision

1 The entire share balance was sold during 2015.
2 Until we sold the investment in November 2015.

A.Operating Results

Year Ended December 31, 2016 compared with Year Ended December 31, 2015 and Year Ended December 31, 2014

The following table sets forth the net results of our operations in the reported periods:

	Year ended December 31,
	2016	2015	2014
	(millions of $, except per share data)
Net income (loss) attributable to Elron's shareholders	(26.8)	2.5	85.5
Net income (loss) per share attributable to Elron's shareholders	(0.90)	0.08	2.87

The net gain attributable to our shareholders is mainly comprised of: 1. our share in the losses of our group companies, 2. gain from disposal and revaluation of investee companies and changes in holdings, 3. corporate operating expenses and 4. taxes on income. In accordance with the details below: **

	Year ended December 31,
	2016	2015	2014
	(millions of $)
Losses in respect of group companies:
Our share in net losses of group companies	(17.6)	(18.4)	(15.5)
Excess cost amortization	(0.1)	*	*
Impairment of investments in group companies and financial assets, net	-	-	(0.2)
Total	(17.7)	(18.4)	(15.7)
Gain (loss) from disposal and revaluation of investee companies and changes in holdings, net	(2.3)	27.7	145.5
Corporate operating expenses	(4.2)	(4.6)	(5.1)
Taxes on income	(1.1)	(1.7)	(37.6)
Other	(1.5)	(0.5)	(1.6)
Net Income (loss) attributable to Elron's shareholders	(26.8)	2.5	85.5

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

The loss we recorded in 2016 with respect to our share in the net losses of our group companies (net of non-controlling interests) resulted mainly from the losses of Pocared, BrainsGate, Cartiheal and Coramaze.

The loss we recorded in 2015 and 2014 in respect of our share in the net losses of our group companies (net of non-controlling interests) resulted mainly from the losses of Pocared, BrainsGate and Cartiheal.

Excess cost amortization. We record amortization expenses in respect of excess cost attributed to investments in group companies, which are usually generated upon investment in such companies. Excess cost amortization expenses in 2016, 2015 and 2014 were recorded primarily in respect of excess costs attributed to RDC's holding in Cloudyn.

Impairment charges of investments in group companies and financial assets. At each reporting date we examine whether there is any evidence that would indicate that our investment in group companies and financial assets is impaired.

In 2016, 2015 and 2014 we did not record significant impairment charges in respect of investments in group companies and financial assets.

Gain (loss) from disposal and revaluation of group companies, and changes in holdings, net:

Gain (loss) from disposal, changes in holdings and revaluation of group companies measured at fair value in 2016 resulted mainly from:

•
An approximately $3.2 million loss from the decrease in the fair value of the investment in Notal Vision, mainly since Notal Vision has not yet achieved significant sales growth, as anticipated in its business plan;

•	An approximately $0.7 million gain from the increase in the value of contingent consideration asset from the sale of Jordan Valley (the sale was completed in October 2015), and an approximately $0.2 million gain (net of non-controlling interests) from the increase in the value of contingent consideration asset from the sale of Kyma (the sale was completed in September 2015).

Gain from disposal, changes in holdings and revaluation of group companies measured at fair value in 2015 resulted mainly from:

•	An approximately $10.6 million gain (net of non-controlling interests) from the sale of Kyma ($9.0 million gain, net of tax);
•	An approximately $10.1 million gain due to the initial consolidation of Pocared;
•	An approximately $4.0 million gain from the increase in the fair value of the investment in Jordan Valley until its sale;
•	An approximately $2.4 million gain (net of non-controlling interests) due to the loss of control in Cloudyn.

Gain from disposal, changes in holdings and revaluation of group companies measured at fair value in 2014 resulted mainly from:

•	An approximately $144.5 million gain (net of non-controlling interests) from the Given Merger (approximately $106.8 million gain, net of tax);
•	An approximately $1.9 million gain from the increase in the fair value of the investment in Notal Vision;
•	An approximately $1.4 million loss from the decrease in the fair value of the investment in Jordan Valley.

Corporate operating expenses:

Corporate operating expenses mainly include general and administrative expenses.

The decrease in corporate operating expenses in 2016 as compared with 2015 was mainly due to a decrease in the expenses related to bonuses, in accordance with the compensation policy.

The decrease in corporate operating expenses in 2015 as compared with 2014 was mainly due to a decrease in payroll expenses due to the termination of the former chairman's employment in December 2014 and due to a change in the NIS-USD exchange rate.

Taxes on income:

Taxes on income in 2016 resulted mainly from tax expenses with respect to prior years as a result of final tax assessments up to and including the year 2014. Taxes on income in 2015 were attributable primarily to Elron's share in taxes on income recorded by RDC due to the sale of Kyma. Taxes on income in 2014 resulted primarily from the Given Merger and included approximately $29.0 million with respect to the utilization of the tax asset we recorded in 2013 and approximately $7.5 million (net of non-controlling interests) with respect to current tax expenses recorded by RDC.

The following table summarizes our annual consolidated statements of profit and loss:

	Year ended December 31,
	2016	2015	2014
	(millions of $)
Income from sales	-	0.9	0.4
Gain (loss) from disposal and revaluation of group companies, and changes in holdings, net	(2.1)	40.6	176.1
Financial income	2.4	1.1	0.9
Total income	0.3	42.6	177.4
Cost of sales	-	0.3	0.1
Research and development expenses, net	6.5	13.1	2.1
Selling and marketing expenses	0.4	2.0	1.4
General and administrative expenses	7.0	7.6	7.1
Equity in losses of associates, net	13.4	8.5	15.8
Financial expenses	0.4	0.7	3.4
Other expenses, net	2.2	-	0.8
Total expenses	29.9	32.2	30.7
Income (loss) before taxes on income	(29.6)	10.4	146.7
Taxes on income	(1.2)	(3.4)	(45.3)
Net Income (loss)	(30.8)	7.0	101.4
Net Income (loss) attributable to the Company's shareholders	(26.8)	2.5	85.5
Net Income (loss) attributable to non-controlling interests	(4.0)	4.5	15.9
Basic and diluted income (loss) per share attributable to the Company's shareholders (in $)	(0.90)	0.08	2.87

Income

Income from Sales. Income from sales included revenues of Cloudyn, which increased the number of its customers and the average price it charged its customers in 2015. In December 2015,  Elron no longer exercised control over Cloudyn and commencing from that date, ceased consolidating Cloudyn's results in its financial statements.

Gains (loss) from Disposal and Revaluation of Group Companies and Changes in Holdings, net. In 2016, loss from disposal and revaluation of group companies and changes in holdings, net, amounted to $2.1 million, which resulted primarily from the $3.2 million loss from the decrease in the fair value of the investment in Notal Vision, which was partially offset by the $1.1 million gain from the increase in the value of contingent consideration assets from the sale of Kyma and Jordan Valley.

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

Financial Income. The financial income in 2016 amounted to $2.4 million and resulted mainly from interest income on bank deposits and debentures, an increase in the value of debentures measured at fair value, and USD-NIS exchange rate fluctuations, primarily in NIS bank deposits held by RDC. The financial income in 2015 amounted to $1.1 million and resulted mainly from interest income on bank deposits and debentures. Financial income amounted in 2014 to $0.9 million and resulted mainly from interest income on bank deposits.

Expenses

Cost of sales. See explanation under line item 'Income from sales' above.

Operating expenses. Operating expenses are comprised mainly of research and development expenses, net, sales and marketing expenses, and general and administrative expenses of our and our subsidiaries' corporate operations:

	Year ended December 31,
	2016	2015	2014
	(millions of $)
Corporate	4.2	4.6	5.1
RDC	1.1	2.1	1.9
Pocared	8.5	12.5	-
Other	-	3.5	3.5
	13.8	22.7	10.5

Corporate: The decrease in the corporate expenses in 2016 compared to 2015 resulted primarily from a decrease in the expenses related to bonuses, in accordance with the compensation policy. The decrease in the corporate expenses in 2015 compared to 2014 resulted primarily from a decrease in payroll expenses due to the termination of our former Chairman's employment and due to a change in the NIS-USD exchange rate.

RDC: The decrease in 2016 compared to 2015 was mainly due to a decrease in expenses related to incubating projects and due to changes in RDC's workforce. The increase in 2015 compared with 2014 resulted primarily from the increase in salary expenses due to changes in RDC's workforce.

Pocared: The operating expenses for 2015 displayed in the table are Pocared's expenses for the period commencing from Pocared's initial consolidation date (February 2015). Pocared's operating expenses for the full years 2015 and 2014 were $13.7 million and $10.3 million respectively. The decrease in 2016 compared to 2015 resulted mainly from stopping its FDA trial and preparing to conduct a new trial in 2017.

Other: Mainly includes the operating expenses of Cloudyn until December 2015, the date of its deconsolidation, and POSE's operating expenses until July 2015, the date of its deconsolidation. The decrease in operating expenses in 2015 compared to 2014 mainly resulted from the deconsolidation of POSE and was partially offset by the increase in Cloudyn's operating expenses in 2015.

Equity in net losses of associates. Our share of net losses of associates resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis Of Presentation"). Our share in the net losses of associates amounted to $13.4 million in 2016 compared with $8.6 million in 2015 and $15.8 million in 2014. The increase in our share in the net losses of associates in 2016 compared with 2015 resulted primarily from an increase in investments in new companies made by us and RDC in 2016, and as a result recording our and RDC's share in the losses of these companies, and from the increase in Cartiheal's and Coramaze's losses. The decrease in our share in the net losses of associates in 2015 compared with 2014 resulted primarily from the initial consolidation of Pocared's operating results commencing Febuary 2015, instead of recording Pocared's losses based on the equity method of accounting.

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

Highlights of the Results of Operations of Our Main Associate:

BrainsGate reported the following operating results (according to IFRS):

	Year ended December 31, 2016	Increase	Year ended December 31, 2015	Increase	Year ended December 31, 2014
	(millions of $)%		(millions of $)%		(millions of $)
Loss	7.1	14.1	6.2	3.5	6.0

BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's loss mainly results from research and development expenses. The increase in loss in 2016 compared with 2015 resulted mainly from financial expenses due to revaluation of warrants to shareholders. The increase in loss in 2015 compared with 2014, resulted mainly from an increase in share based payments expenses recorded in the first quarter of 2015, due to recapitalization of BrainsGate's equity, as part of the investment agreement from January 2015.

Highlights of the Results of Operations of Our Group Companies:

Income and losses of material consolidated and material associate companies directly held by us, for the year ending December 31, 2016 (with respect to 100% of the applicable companies and not only our shareholding therein)

	Comprehensive income			Interest
	Loss	Other Comprehensive income	Dividend income	Interest income	Date received
	(millions of $)
Subsidiaries:

RDC	(6.3)	-	-	-	-
Pocared	(4.2)	-	-	0.1	July, 2016

Associates:

BrainsGate	(7.1)	-	-	-	-
Cartiheal	(6.0)	-	-	-	-
Coramaze	(2.4)	-	-	-	-
Plymedia	(3.5)	-	-	-	-
AudioBurst	(2.4)	-	-	-	-
SixGill (1)	(0.7)	-	-	-	-
Alcide (2)	(0.4)	-	-	-	-

(1)	In April 2016 we invested in SixGill for the first time. The data presented in the table is from the date of initial investment.
(2)	In June 2016 we invested in Alcide for the first time. The data presented in the table is from the date of initial investment.

Income and losses of material associate companies held by RDC for the year ending December 31, 2016

	Comprehensive income			Interest
	Loss	Other Comprehensive income	Dividend income	Interest income	Date received
	(millions of $)

Associates:

Cloudyn	(8.0)	-	-	0.1	October, 2016
Open Legacy	(1.7)	-	-		-
IronScales	(1.6)	-	-	-	-
SecuredTouch (1)	(0.8)	-	-	-	-
Secdo (2)	(1.5)	-	-	-	-

*) Represents amount less than $0.1 million.
(1)	In May 2016 we invested in SecuredTouch for the first time. The data presented in the table is from the date of initial investment.
(2)	In September 2016 we invested in Secdo for the first time. The data presented in the table is from the date of initial investment.

Financial Expenses. Financial expenses amounted in 2016 to $0.4 million compared with $0.6 million in 2015 and $3.4 million in 2014. The financial expenses in 2016 resulted mainly from a decrease in the fair value of marketable investments measured at fair value. The financial expenses in 2015 resulted mainly from changes in the fair value of marketable investments measured at fair value and USD exchange rate fluctuations, mainly with respect to NIS financial assets held by RDC. The financial expenses in 2014 resulted mainly from exchange rate fluctuations with respect to NIS bank deposits held by RDC and also commissions with respect to the loan drawn under the credit line agreement with Silicon Valley Bank (the loan was fully repaid in 2014).

Other Expenses, net. Other expenses, net, amounted to $2.2 million in 2016 compared with an immaterial amount in 2015 and $0.8 million in 2014. Other expenses in 2016 resulted mainly from a change in the estimated provision in respect of contingent liabilities with regard to legal claims and indirect taxation. Other expenses in 2014 resulted primarily from an impairment charge in the amount of approximately $0.8 million in respect of the technology recognized as an asset when we gained control over POSE P.O.S Ltd. ("POSE").

Taxes on Income. Tax expenses in 2016 resulted primarily from tax expenses in respect of prior years as a result of final tax assessments up to and including the year 2014. Tax expenses in 2015 resulted primarily from the sale of Kyma. Tax expenses in 2014 resulted primarily from the gain that was recorded due to the completion of the Given Merger and included $29.0 million from the reversal of a tax asset recorded in 2013, and current tax expenses in the amount of $14.8 million recorded by RDC due to the completion of the Given Merger.

Income (Loss) attributable to non-controlling interests. The income or loss attributable to non-controlling interests results mainly from the share of the non-controlling interests in RDC's results. In 2016 most of the loss attributable to non-controlling interests resulted from the loss recorded by RDC in respect of the losses of its subsidiaries and associates. In 2015 the net income attributable to non-controlling interests resulted mainly from the share of the non-controlling interests in the gain recorded by RDC from the sale of Kyma, the gain recorded by RDC from the loss of control over Cloudyn and the current loss recorded by RDC in respect of the losses of its subsidiaries. In 2014 this net income included mainly the share of the non-controlling interests in the gain RDC recorded due to the completion of the Given Merger.

Quarterly Results

The following tables set forth the net results of our operations in the reported periods (prepared in accordance with IAS 34, Interim Financial Reporting):

	Year ended	Three months ended
	December 31, 2016	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
	(millions of $, except per share data)
	Audited	Unaudited
Net loss attributable to our shareholders	(26.8)	(4.9)	(4.3)	(8.3)	(9.3)
Net loss per share attributable to our shareholders	(0.90)	(0.17)	(0.14)	(0.28)	(0.31)

	Year ended	Three months ended
	December 31, 2015	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
	(millions of $, except per share data)
	Audited	Unaudited
Income (loss) attributable to our shareholders	2.5	4.9	(5.2)	6.3	(3.5)
Income (loss) per share attributable to our shareholders	0.08	0.17	(0.18)	0.21	(0.12)

As previously mentioned, the net gain and loss attributable to our shareholders mainly comprises of: 1. our share in the losses of our group companies, 2. gains and losses from disposal and revaluation of group companies, and changes in holdings, net 3. corporate operating expenses and 4. taxes on income, In accordance with the details below:*

	Three months ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
	(millions of $)
	Unaudited
Losses in respect of group companies:
Our share in net losses of group companies, net	(4.6)	(3.7)	(4.7)	(4.6)
Excess cost amortization	**	**	**	(0.1)
Total	(4.6)	(3.7)	(4.7)	(4.7)
Gain (loss) from disposal and revaluation of group companies, and changes in holdings, net	0.3	0.3	**	(2.9)
Corporate operating expenses	(0.8)	(0.8)	(1.0)	(1.6)
Tax benefit (taxes on income)	(0.1)	(0.1)	(1.0)	0.1
Other	0.3	**	(1.6)	(0.2)
Loss attributable to our shareholders	(4.9)	(4.3)	(8.3)	(9.3)

	Three months ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
	(millions of $)
	Unaudited
Losses in respect of group companies:
Our share in net losses of group companies, net	(4.0)	(4.9)	(4.9)	(4.6)
Excess cost amortization	**	**	**	**
Total	(4.0)	(4.9)	(4.9)	(4.6)
Gain from disposal and revaluation of group companies, and changes in holdings, net	10.1	**	14.4	3.1
Corporate operating expenses	(0.9)	(0.8)	(0.9)	(2.0)
Taxes on income	-	-	(1.6)	(0.1)
Other	(0.3)	0.5	(0.7)	0.1
Income (loss) attributable to our shareholders	4.9	(5.2)	6.3	(3.5)

* The results summarized in these tables are presented net of non-controlling interests.
** Represents amount less than $0.1 million.

Our share in the net losses of group companies. The loss we recorded in the fourth quarter of 2016 in respect of our share in the net losses of our group companies (net of non-controlling interests) resulted mainly from the losses of Pocared, BrainsGate, Cartiheal and Coramaze. The loss we recorded in the fourth quarter of 2015 in respect of our share in the net losses of our group companies (net of non-controlling interests) resulted mainly from the losses of Pocared and BrainsGate.

Gain (loss) from disposal and revaluation of group companies, and changes in holdings, net. The gains (losses) from disposal, changes in holdings and revaluation of group companies measured at fair value in the fourth quarter of 2016 resulted mainly from the $3.2 million loss due to a decrease in the fair value of the investment in Notal Vision which was partially offset by the $0.3 million gain due to an increase in the value of contingent consideration assets from the sale of Kyma and Jordan Valley.

The gains (losses) from disposal, changes in holdings and revaluation of group companies measured at fair value in the fourth quarter of 2015 resulted mainly from the $2.4 million gain (net of non-controlling interests) from the loss of control in Cloudyn, the $0.2 million gain from the increase in the fair value of the investment in Aqwise and the $0.3 million gain from an increase in the fair value of the investment in Notal Vision.

The following tables summarize our quarterly consolidated statements of profit and loss:

	Year ended	Three months ended
	December 31, 2016	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
	Audited	Unaudited
	(millions of $, except per share data)
Gain (loss) from disposal and revaluation of group companies, and changes in holdings, net	(2.1)	0.6	0.6	*	(3.3)
Financial income	2.4	1.4	0.6	1.2	0.4
Total income	0.3	2.0	1.2	1.2	(2.9)
Research and development expenses, net	6.5	2.3	1.4	1.3	1.5
Selling and marketing expenses	0.4	0.1	0.1	0.1	0.1
General and administrative expenses	7.0	1.4	1.5	1.7	2.4
Equity in losses of associates, net	13.4	3.0	2.1	4.7	3.6
Financial expenses	0.4	0.3	0.6	*	0.6
Other expenses, net	2.2	*	*	2.2	0.1
Total costs and expenses	29.9	7.1	5.7	10.0	8.3
Loss before taxes on income	(29.6)	(5.1)	(4.5)	(8.8)	(11.2)
Tax benefit (tax expenses)	(1.2)	(0.1)	(0.2)	(1.1)	0.2
Loss	(30.8)	(5.2)	(4.7)	(9.9)	(11.0)
Loss attributable to our shareholders	(26.8)	(4.9)	(4.3)	(8.3)	(9.3)
Loss attributable to non-controlling interests	(4.0)	(0.3)	(0.4)	(1.6)	(1.7)
Basic and diluted loss per share attributable to our shareholders	(0.90)	(0.17)	(0.14)	(0.28)	(0.31)

* Represents amount less than $0.1 million.

	Year ended	Three months ended
	December 31, 2015	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
	Audited	Unaudited
	(millions of $, except per share data)
Income from sales	0.9	0.2	0.2	0.3	0.2
Gain from disposal and revaluation of group companies, and changes in holdings, net	40.6	10.1	0.1	24.6	5.8
Financial income	1.1	0.4	1.6	0.3	0.4
Total income	42.6	10.7	1.9	25.2	6.4
Cost of sales	0.3	*	0.1	0.1	0.1
Research and development expenses, net	13.1	1.6	3.8	4.0	3.7
Selling and marketing expenses	2.0	0.4	0.6	0.5	0.5
General and administrative expenses	7.6	1.5	1.8	1.5	2.8
Equity in losses of associates, net	8.5	3.4	1.8	1.8	1.5
Financial expenses	0.7	0.6	*	1.6	0.1
Other expenses (income), net	*	-	*	*	*
Total costs and expenses	32.2	7.5	8.1	9.5	8.7
Income (loss) before taxes on income	10.4	3.2	(6.2)	15.7	(2.3)
Tax expenses	3.3	*	*	3.1	0.2
Net income (loss)	7.1	3.2	(6.2)	12.6	(2.5)
Income (loss) attributable to our shareholders	2.5	4.9	(5.2)	6.3	(3.5)
Income (loss) attributable to non-controlling interests	4.6	(1.7)	(1.0)	6.3	1.0
Basic and diluted income (loss) per share attributable to our shareholders	0.08	0.17	(0.18)	0.21	(0.12)

* Represents amount less than $0.1 million.

B. Liquidity and Capital Resources

Financial Position

	As of December 31,
	2016	2015
	(millions of $)
Total assets in the consolidated statement of financial position	170.7	214.9
Current assets	102.4	151.1
Investments in associate companies and other companies	43.2	34.9
Long-term receivables	6.5	10.4
Intangible assets	17.4	17.4
Current liabilities	8.4	6.0
Non-current liabilities	0.7	2.5
Total liabilities	9.1	8.5
Consolidated equity	161.6	206.4

Shareholders' equity including non-controlling interests as of December 31, 2016, amounted to approximately $161.6 million, representing approximately 95% of the total assets as reflected in the statement of financial position, compared with $206.4 million as of December 31, 2015, representing approximately 96% of total assets as reflected in the statement of financial position. The decrease in equity resulted mainly from the loss we recorded in 2016 and from the distribution of a dividend to our shareholders in the amount of $15 million (for details regarding the dividend distribution see Item 4.A History and Development of the Company- "Elron Distributions").

Consolidated working capital as of December 31, 2016 amounted to $94.0 million compared with $144.7 million as of December 31, 2015. The decrease in working capital resulted mainly from the decrease in liquid resources due to the dividend distribution to Elron's shareholders (as mentioned above), investments in group companies (as detailed below) and due to our and our subsidiaries' operating expenses during 2016.

The decrease in long-term receivables resulted mainly from the reclassification of part of the contingent consideration and escrow deposits received from the sale of Kyma and Jordan Valley, which are expected to be received during 2017, from long-term receivables to short-term receivables.

With respect to the claim against Elron and others in connection with the sale of the shares of Elscint in 1999, the supplementary settlement agreement submitted to the Court for approval and the provision in our financial statements in order to cover the financial resources that may be required of us in order to expunge the claim, see note 14.A in "Item 18 – Financial Statements". The costs in connection with litigating the claim are unknown and there is no certainty as to the amount of financial resources which would be required to order to expunge the claim.

Our and RDC's primary cash flows 1

	Year ended		Three months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	Audited		Unaudited
	(millions of $)
Investments in our and RDC's group companies	(40.4)	(30.2)	(4.0)	(8.2)
Proceeds received from disposal of our and RDC's non-current investments	0.1	27.7	*	10.9
Taxes paid	(1.6)	(1.7)	(1.6)	(1.7)
Dividend distributed by us	(15.0)	-	-	-

[1]	The amounts presented include RDC's cash flows in full (100%) in addition to our cash flows, but do not include the cash flows of its subsidiaries which are not fully owned.
* Represents amount less than $0.1 million.

Liquid resources balance

Consolidated liquid resources at December 31, 2016 amounted to $96.4 million (including short term bank deposits and other short term investments in securities in the total amount of approximately $69.2 million), compared with $150.2 million at December 31, 2015 (including short term bank deposits and other short term investments in securities in the amount of approximately $98.2 million).

Our and RDC's non-consolidated liquid resources at December 31, 2016 amounted to $34.0 million and $52.3 million, respectively (our and RDC's liquid resources as of December 31, 2016 included our other short term investments in securities in the amount of approximately $25.3 million and RDC's short term bank deposits in the amount of approximately $37.4 million). Our and RDC's non-consolidated liquid resources at December 31, 2015 amounted to $76.2 million and $69.8 million, respectively (our and RDC's liquid resources as of December 31, 2015 included short term bank deposits and other short term investments in the amount of approximately $62.3 million and $36.0 million, respectively).

Uses of cash

The main uses of cash in 2016 were investments and loans to Group Companies in the amount of $21.5 million by us and $18.9 million by RDC and payment of a dividend to our shareholders in the amount of $15 million. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above.

The main uses of cash in 2015 were investments and loans to Group Companies in the amount of $24.4 million by us, and $5.8 million by RDC. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above.

Investments in group companies during 2016 and 2015 are detailed in the following table (for additional details see Note 3 and Note 7 in "Item 18 – Financial Statements"):

	Elron		RDC
	2016	2015	2016	2015
	(millions of $)
Consolidated companies

Pocared	6.5	11.6	9.0	-
	6.5	11.6	9.0	-
Associates and other investments
BrainsGate	4.6	3.3	-	-
Cartiheal	-	6.7	-	-
Coramaze	2.0	2.0	-	-
Notal Vision	3.5	0.6	-	-
Cloudyn	-	-	-	2.0
Open Legacy	-	-	3.0	1.1
SixGill	2.5	-	-	-
SecuredTouch	-	-	2.2	-
Alcide	1.5	-	-	-
Nitinotes	0.7	-	-	-
Secdo	-	-	4.0	-
IronScales	-	-	0.7	0.8
Kyma[1]	-	-	-	1.6
Other	0.2	0.2	-	0.3
	15.0	12.8	9.9	5.8
Total investments	21.5	24.4	18.9	5.8

1)	In September 2015 the sale of Kyma was completed.

Subsequent to December 31, 2016 and through the date of the filing of this Annual Report, we and RDC invested the following amounts:

	2017
	Elron	RDC
	(millions of $)
Associates and other investments
Alcide	0.7	-
Coramaze	0.9	-
Nitinotes	0.8	-
Notal Vision	0.3	-
Total investments	2.7	-

Proceeds from the disposal of non-current investments

Proceeds which we and RDC received from the disposal of non-current investments in 2016 amounted to an immaterial amount. Proceeds we and RDC received from the disposal of non-current investments in 2015 mainly included: proceeds RDC received in the amount of approximately $15 million (net of tax), in addition to an escrow deposit in the amount of approximately $2.2 million as a result from the sale of Kyma and proceeds we received in the amount of approximately $11 million, in addition to an escrow deposit in the amount of approximately $1.3 million as a result from the sale of Jordan Valley.

We believe that our and RDC's existing capital sources will be sufficient to fund our and our subsidiaries’ operations, and to fund any investments we may carry out in existing and new companies for at least the next twelve months.

Our main group companies' cash flows1

	Cash flows used in operating activities for the year ended December 31,		Liquid resources balance as of December 31,		Note in
	2016	2015	2016	2015	"Item 18 –
	(audited)				Financial
	(millions of $)				Statements"
BrainsGate	(5.5)	(5.4)	(18.2)	8.3	3.B.4.b	)
Pocared	(8.7)	(13.0)	(9.7)	2.0	3.A.3.b	)

[1]	See "Item 4.B – Business Overview" for details on the criteria for classifying a group company as a main company.

Qualitative and Quantitative Disclosure About Market Risk

Market risks

Market risks relating to our operations result primarily from changes in interest rates, exchange rates, the consumer price index, and equity prices. In addition, we are indirectly exposed to market risks relating to the operations of our group companies. In order to limit our and our subsidiaries' exposure, we and our subsidiaries may enter, from time to time, into various derivative transactions. We do not use derivative financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure. The handling of financial exposures, formulation of hedging strategy, supervision over, execution and provision of an immediate response to extraordinary developments in the various markets, is under the responsibility of the Chief Financial Officer, who acts in consultation with the Chief Executive Officer and members of the audit committee and the investment committee. An update regarding the implementation of our policy is presented to the members of the audit committee on a quarterly basis and an investment committee meeteing is held at least twice a year. We do not determine the risk management policy for our group companies. We and our subsidiaries did not have material derivatives positions as of December 31, 2016 and December 31, 2015.

Interest Rate Risks. We and our group companies are exposed to market risks resulting from changes in interest rates, relating primarily to RDC's deposits. As a part of our risk management, we invest a portion of our liquid resources in U.S. dollar Lybor- linked debentures. As of the date of publication of this Annual Report, we and RDC do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2016, we and RDC had no external debt.

Exchange Rate Risk. Since most of our group companies have operations in Israel, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of most of our group companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having, to the extent possible, most of our and our group companies' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. However, salaries and related expenses, as well as expenses related to the DIC Services Agreement (see "Item 7 – Related Party Transactions– Major Shareholders") and other operating expenses are denominated in NIS. In addition, at December 31, 2016 RDC holds deposits in NIS and investments in securities that are NIS-linked. It is our and our group companies' policy to use derivative financial instruments, from time to time, to limit exposure to changes in the exchange rate between the NIS and the U.S. dollar or to keep a portion of our and our group companies' resources in NIS against a portion of its future NIS expenses and against liabilities denominated in NIS. If the NIS should strengthen against the U.S. dollar, it may harm our and our group companies' results of operations. We keep a material portion of our resources in U.S. dollar, however, in the future, changes may take place from time to time in our cash balances, in how we maintain our cash, and the portion of cash we hold in each currency based on business developments and future decisions. In addition, in 2015 we invested for the first time in a company which operates in Germany and its functional currency is the Euro. As of December 31, 2016 we did not have material exposure to the exchange rate between the Euro and the U.S. dollar.

Consumer Price Index (CPI) Risk. We are engaged in a Services Agreement with DIC which is expected to be terminated on March 31, 2017 (described under "Item 7 – Major Shareholders and Related Party Transactions–Related Party Transactions") and we and several group companies of ours are engaged in several lease agreements that are linked to the NIS CPI for various time periods, which are impacted by changes in the CPI. A sharp rise in the inflation rate may lead to an increase in our and our group companies' expenses.

General Market Risks. As we and our group companies hold most of our cash and cash equivalents (other than investment in corporate bonds as detialed below), short‑term and long‑term investments and other financial instruments in various financial institutions with high credit ratings, we do not have significant concentrations of credit risk. Our policy is spreading out our cash investments among the various institutions. We believe this represents a conservative investment policy primarily intended to preserve our cash resources. In addition, as of December 31, 2016 the company invested $25 million in corporate bonds rated "investment" (most of which are rated A- and above).

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

Sensitivity analyses of financial instruments included in the consolidated financial statements as of December 31, 2016, in accordance with changes in market factors

The following tables describe sensitivity tests of the changes in the fair value of bank deposits included in the Financial Statements that are held by us and our consolidated companies, in accordance with changes in market factors.

For details on sensitivity analyses of other financial instruments please see Note 19 in Item 18 – Financial Statements.

Sensitivity test of changes in dollar interest rates as of December 31, 2016

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	0% interest	10%	5%
	$ millions
Short term bank deposits	31.1	(0.3)	*	*	0.3	*	*

* Represents an amount less than $0.1 million.

Sensitivity test of changes in dollar interest rates as of December 31, 2015

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	0% interest	10%	5%
	$ millions
Short term bank deposits	55.3	(0.6)	*	*	0.3	*	*

* Represents an amount less than $0.1 million.

C. Research and Development

According to our group companies' estimations, their aggregate projected investment in R&D activities during 2017 will total approximately $49.5 million.

The combined R&D costs of all group companies amounted to approximately $37.2 million in 2016, $36.3 million in 2015 and $35 million in 2014. The increase in R&D costs in 2016 as compared with 2015 resulted mainly from an increase in the R&D expenses of Cartiheal and Cloudyn, and from the R&D expenses of new group companies, which was partially offset by a decrease in Pocared's R&D costs due to Pocared stopping its FDA trial and preparing to conduct a new trial in 2017. The increase in R&D expenses in 2015 as compared with 2014 resulted mainly from an increase in the R&D expenses of Pocared, as a result of the progress in its trial and sample collection. This increase was partially offset by the fact that Kyma and Jordan Valley were sold during 2015.

Our consolidated R&D costs amounted to $6.5 million in 2016, $13.1 million in 2015 and $2.1 million in 2014. The decrease in consolidated R&D costs in 2016 as compared with 2015 was primarily due to Pocared stopping its FDA trial and preparing to conduct a new trial in 2017. The increase in consolidated R&D costs in 2015 as compared with 2014 was primarily due to consolidation of Pocared's operations for the first time in February 2015.

D.Trend Information

See "Venture Capital Industry Status" above.

E. Off- Balance Sheet Arrangements

There are no off-balance sheet transactions.

F. Tabular Disclosure of Contractual Obligations

At December 31, 2016, we and our subsidiaries had no material contractual obligations which are expected to affect our consolidated cash flow in future periods.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

As of the date of filing of this Annual report, our executive officers and directors are as follows:

Directors
Name	Age	Position

Eduardo Elsztain(6)	57	Chairman
Saul Zang(7)	71	Vice – Chairman
Amiram Erel (5)	69	Director
Yehuda Freidenberg(1) (2) (3) (4) (5)	75	External Director
Sholem (Saul) Lapidot	37	Substitute Director
Lee-Bath Nelson(1) (2) (3) (5)	51	External Director
Yael Andorn (1) (3) (4) (5)	46	Director
Ehud Rassabi (1) (2) (3) (4) (5)	63	External Director
Gerardo Tyszberowicz	36	Substitute Director

Executive Officers Name	Age	Position

Ari Bronshtein	47	Chief Executive Officer
Yaron Elad	39	Vice-President & Chief Financial Officer
Zohar Rozenberg	43	Vice-President

(1)	Member of our audit committee.
(2)	External director under the Companies Law.
(3)	Independent Director under the Companies Law.
(4)	Designated "financial expert" under the Sarbanes-Oxley Act of 2002.
(5)	Designated "financial expert" under the Companies Law.
(6)	Appointed Chairman of the board of directors on March 10, 2016
(7)	Appointed Vice-Chairman of the board of directors on March 10, 2016

Eduardo Elsztain joined Elron as a director in February 2016 and on March 10, 2016 he was appointed as Chairman of the board of directors. He serves as Chairman of IDBD, DIC and Property and Building Corporation Ltd. (TASE:PTBL). In addition, he serves as chairman of IRSA Inversiones y Representaciones S.A. (NYSE:IRS), Cresud S.A.C.I.F. y A. (NASDAQ:CRESY); IRSA Propiedades Comerciales S.A. (NASDAQ:IRCP), Banco Hipotecario S.A. (BASE:BHIP) and Brasilagro Companhia Brasileria de Propedades Agricolas (NYSE:LND), Dolphin Netherlands B.V., Dolphin Fund Ltd., Austral Gold Limited (ASX:AGD) and other companies. Mr. Elsztain studied Economics (degree incomplete) at the University of Buenos Aires, Argentina.

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

Amiram Erel served as the Chairman of our board of directors from November 1999 through January 2007 and continues to serve as a director of Elron. He also served as our Chief Executive Officer from November 1999 to December 2001. Mr. Erel also served as President and Chief Executive Officer of DIC from 2001 to 2013 as has served as a consultant to DIC since July 2014. From March to December 2007, Mr. Erel also served as the Chief Executive Officer of Netvision Ltd., where he served prior to March 2007 and from 2008 to 2011, as Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Erel also serves as deputy Chairman of the board of directors of Adama Ltd. (where he served from 2006 until 2016 and from January 2011 through October 2011 as Chairman of the board of directors). Mr. Erel also served as director of Shufersal Ltd. (until 2016) and serves as a director of Dan Hotels Ltd and Knafaim Holdings Ltd. Mr. Erel served as the chairman of the executive committee of the Manufacturers Association of Israel from 2005 to 2009 and from 2009 to 2011 he served as the chairman of the Israel Export & International Cooperation Institute. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Yehuda Freidenberg joined Elron as an external director in October 2014. He serves as a member of our audit committee and our compensation committee and as a member of our investment committee. Dr. Freidenberg is a financial and economics consultant. Dr. Freidenberg serves as a director of Dor- Alon Energy (1988) Ltd, Dor- Alon Retail Areas Ltd. and Mega Retail Ltd. Dr. Freidenberg has a B.A. (Cum Laude) in Economics and Mathematics from the Hebrew University; an M.A. and a Ph.D. each in Economics from the University of Chicago. Dr. Freidenberg is a certified public accountant in Israel.

Sholem Lapidot joined Elron as a substitute director for Mr. Saul Zang in February 2016. Mr. Lapidot has served as Chief Executive Officer of IDBD since January 2016, and served as acting Chief Executive Officer of DIC since January 2016, and was appointed Chief Executive Officer of DIC in August 2016. Mr. Lapidot has served as a director of IDBD since December 2015 (having previously served as a substitute director of IDBD from January 2014 until December 2015) and as a director of DIC since November 2014 (having previously served as a substitute director of DIC from February 2014 until November 2014). He also serves as Chairman of Modiin Energy Management (1992) Ltd. and Koor Industries Ltd. Mr. Lapidot serves as a committee member on IDB Fund for the Community R”A. Mr. Lapidot served as director of Adama Agricultural Solutions Ltd. until November 2016, and Chief Executive Officer of Cladd SA from 2009 until 2013 and as Chairman of Australtex SA from 2008 to October 2012.  Mr. Lapidot has studied Rabbinical Studies and Jewish Philosophy in various institutions in Argentina, Canada and Israel.

Lee-Bath Nelson joined Elron as an external director in October 2014. She serves as a member of our audit committee and our compensation committee and as a member of our investment committee. Since 2013, Dr. Nelson has served as the Vice President of Marketing and Business Development at Make it LEO, a company she co-founded. From 2011 to 2013 she served as Corporate Director of Business Development at Orbotech Ltd, and from 2005 to 2010 Dr. Nelson was a General Partner at Plenus Venture Lending. Dr. Nelson serves as a director at Make it LEO, Tomor Ltd. and Team8 Consulting. She also serves on the board of "Ore to Excellence", a non profit organization promoting excellence and volunteerism among teens and children in the periphery. Dr. Nelson has a B.A. and an MSc. each in Computer Science from the Technion, Israel Institute of Technology, and a Ph.D. in Finance from the Graduate School of Business, Stanford University, CA.

Yael Andorn joined Elron as an independent director in August 2016 and serves as a member of our audit committee and our investment committee.  Since 2016, Ms. Andorn has served as Chairman of Strategy Committee of Megureit Residential Real Estate. From 2013 to 2015, she served as Director General of the Ministry of Finance and from 2012 to 2013 as Managing Partner of Viola Credit. From 2005 to 2011, she was the Manager of the Amitim Senior Pension Funds.  Ms. Andorn has served as an external director of Oil Refineries Ltd. (2012-2013), Retalix Ltd. (2011-2013) and Clal Health Ltd. (2006-2012) as well as an independent director of El Al Airlines Ltd (2011-2013). She holds a B. A. Economics and Sociology and a Masters of Business Administration in Finance and Accounting, both from the Hebrew University of Jerusalem). She also completed the Program for Municipal leaders and Senior Government Officials.

Ehud Rassabi joined Elron as an external director in March 2012. He serves as Chairman of our audit and compensation committees, and a member of our investment committee. Mr. Rassabi is an accountant and provides expert opinions in the fields of economics, class actions, valuations and mediations and is also a director of companies. Mr. Rassabi served as Chief Executive Officer of Emed Real Estate Development and Investments Ltd. until March 2011. He serves as an external director of Electra Ltd., Bank Yahav for State Employees (until December 2015), Goldbond Group Ltd., and as a director of Israeli News Company Ltd., Yehuda Reshatot Ltd., RTL Investments and Assets Ltd. and Rabash Accounting and Management Ltd. Mr. Rassabi is Honorary Consul of the Social Democratic Republic of Sri Lanka. Mr. Rassabi serves as Chairman of Ilan – Israeli Foundation for Handicapped Children (on a voluntary basis), Chairman (on a voluntary basis) of the audit committee of the Society for the Friends of Tel Aviv University (until June 2016) and President of Lahav Office of Self employed and Businesses in Israel (on a voluntary basis until October 2015). Mr. Rassabi holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University.

Gerardo Tyszberowicz joined Elron as  a substitute director for Mr. Eduardo Elsztain in February 2016. Mr. Tyszberowicz is a consultant who provides advisory services to Dolphin Netherlands, the controlling shareholder of IDBD and also serves as a substitute director of Shufersal Ltd. From 2012 to 2014, he served as Managing Director at Consultores Assets Management Ltd. In 2002 he started working in the IRSA Group, later acting as a senior advisor to Mr. Eduardo Elsztain in his capacity as Chairman of Cresud S.A.C.I.F y A (NASDAQ:CRESY), IRSA Inversiones y Representaciones S.A. (NYSE:IRS),  Austral Gold Limited (ASX:AGD) and Banco Hipotecario S.A. (BASE:BHIP). Mr. Tyszberowicz holds a BA in Economics with specialization in Business at Universidad Torcuato Di Tella, Buenos Aires, Argentina and a Mercantile Expert diploma with a minor in Computer Sciences at ORT Technical School, Buenos Aires, Argentina.

Ari Bronshtein has served as Chief Executive Officer of Elron since June 2010 after serving as co-Chief Executive Officer of Elron since May 2009. Mr. Bronshtein serves as a director of RDC, Pocared and Coramaze and until February 2014, he served as a director of Given Imaging. From March 2006 to April 2009, Mr. Bronshtein served as a director of Elron. In January 2006, Mr. Bronshtein joined DIC as vice president. From 2004 to 2005, Mr. Bronshtein served as vice president and head of the Economics and Business Development division of Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Bronshtein currently serves as a Mr. Bronshtein currently serves as Chairman of Epsilon Investments house. In 2015, he was appointed to the Managing Body of the Science Museum of Jerusalem. In February 2017, he was appointed as a member of the Life Sciences Advisory Board of the Israel Export Institute. Mr. Bronshtein holds a Bachelors' degree in Finance and Management and a Masters' degree in Finance and Accounting, both from Tel Aviv University.

Yaron Elad joined Elron in July 2007 as Comptroller and in January 2010 was appointed as Vice President and Chief Financial Officer. From 2001 to 2007, Mr. Elad worked for BDO Israel, a leading Israeli auditing firm, as manager in the auditing and technical department. Mr. Elad is a director of RDC, Chairman of the board of directors of RDSeed, a director of Pocared, Cloudyn, Open Legacy and Audio-Burst Ltd. From 2001 to 2007, Mr. Elad was a lecturer at Tel Aviv University and other academic institutions. In addition, Mr. Elad lectured at The Institute of Certified Public Accountants in Israel and various Israeli government ministries. Mr. Elad holds a Bachelor of Arts degree in Accounting and Economics from Tel Aviv University (cum laude) and a Masters of Science degree in Finance from Tel Aviv University. Mr. Elad has been a licensed CPA in Israel since 2004.

Zohar Rozenberg joined Elron in January 2016 as Vice President. He serves as director of SixGill, SecuredTouch, Secdo and Alcide. Prior to joining Elron, Mr. Rosenberg served for 20 years for the elite 8200 unit of the Intelligence Corps of the Israeli Defence Force and retired with the rank of Colonel. Mr Rozenberg holds a BSc in Electrical Engineering from Tel Aviv University, Master of Business Administration (MBA) from Tel Aviv University, Graduate Training Directors of the Open University.

B. Compensation

During the year ended December 31, 2016, we paid aggregate remuneration of approximately $698 thousand to our directors and officers as a group who served in the capacity of director or executive officer during such year. See "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions" regarding compensation of directors who are controlling shareholders. This does not include payments by DIC to officers of the Company employed by DIC as part of the Services Agreement (see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions").

The following table sets forth the approximate aggregate compensation paid by us during the fiscal year ended on December 31, 2016 to all of our directors and officers.

Cash and Cash-Equivalent Forms of Compensation (in thousands of U.S. $)
Salaries, Fees, Directors' Fees, Commissions and Bonuses
2016(1) (2)
All Directors as a group, consisting of 12 persons during 2016	$304
All Officers as a group,	$394

(1)
Does not include payments by DIC to officers of the Company employed by DIC as part of the Services Agreement. For details regarding the Services Agreement with DIC and its termination, see "Item 7 –– Major Shareholders and Related Party Transactions – Related Party Transactions".

(2)	See below –"Payments paid during the period of this Annual Report to the five highest salary recipients amongst our and our subsidiaries officers ".

The salary of our officers and the rest of the staff working for us (and with the exception of special bonuses to officers and staff members as aforesaid) is not paid by us but by DIC, until the termination of the Services Agreement with DIC, on March 31, 2017 (see "Item 7 – Major Shareholders and Related Party Transactions – Major Shareholders"). In accordance with the Services Agreement with DIC, we may grant special bonuses to our officers and other staff working for us and who are employed by DIC subject to our compensation policy described below.

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

Our compensation committee comprises the external directors, Mr. Ehud Rassabi, Dr. Yehuda Freidenberg and Dr. Lee-Bath Nelson. Mr. Rassabi was appointed as Chairman of the Compensation Committee.

On February 27, 2017, our shareholders approved our adoption of a new compensation policy, effective as of January 12, 2017, for our officers and directors and the application of the provisions of the policy to the CEO. In addition, the compensation policy was applied to our Vice-Presidents. The compensation policy determines the provisions and maximum amounts in relation to the fixed component of the officers' compensation (salaries, social benefits and reimbursement of expenses) and determines that we may grant annual bonuses to officers, subject to meeting minimum conditions and conditioned on meeting measurable targets related to our performance and the performance of our group companies, as determined at the beginning of each year, as well as upon our share price yearly  return. The compensation policy also stipulates the annual maximum amount for bonuses in relation to each officer and the possibility of awarding an equity grant instead of a bonus component based on the share price yearly return.

For details concerning the terms of employment of the CEO and the other officers of the Company and in relation to the annual bonus granted to them for 2016 in accordance with the compensation policy, see further below in this Item 6B.

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

Information on recipient				Compensation for services (thousands of $)					Total
Name	Position	Date of employment	Type of Position	Shareholdings (Fully diluted)	Salary	Bonus	Share- based payments	Management fee
Ari Bronshtein	CEO	May 2009	(1)	-	455 (2)	191 (3)	-	-	646
Zohar Rosenberg	Vice- President	January 2016	100% (4)	-	263 (5)	108 (6)	-	-	371
Yaron Elad	Vice- President & CFO	May 2009	100% (7)	-	276 (8)	95 (9)	-	-	371
Jonathan Garfunkel	CEO of Pocared	March 2005	100% (10)	-	225 (11)	-	5	-	230
Niv Levy	Director of Finance	September 2009	100% (12)	-	176 (13)	43	-	-	219

(1) As of the date of this Report, Mr. Bronshtein is not employed by us, but by DIC, and also serves as our CEO, in accordance with the Services Agreement with DIC. (For details with regard to the Services Agreement and its termination as of March 31, 2017, please see see "Item 7 –– Major Shareholders and Related Party Transactions – Related Party Transactions"). As of April 1, 2017, Mr. Bronshtein will be directly employed by us. On February 27, 2017, following the approvals of the compensation committee and the Board of Directors, the Company’s shareholders approved the Company’s CEO's employment terms as of April 1, 2017, which are based on the Company’s compensation policy.

(2) The amount includes all of the following components that were paid by DIC and not by us, namely, monthly salary linked to the consumer price index, social benefits and related benefits as customary, car allowance (including gross-up) and loss of earning capacity insurance. The engagement with Mr. Bronshtein shall terminate three months after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(3) According to our previous compensation policy, which was in effect during the period covered by this Annual Report, and the resolution adopted to apply the provisions of the variable compensation thereof to the CEO, including for 2016, Mr. Bronshtein is entitled to receive an annual bonus which shall not exceed 12 times the monthly cost of his compensation ("Bonus Cap") where the annual bonus is composed of a component based on: the annual return on our share price (50% of the Bonus Cap, the maximum threshold determined for this index being a 20% annual return determined in NIS), a component that is based on measurable goals connected with the performance of the Company and its group companies (the “Measurable Goals”) (35% of the Bonus Cap); and a discretionary performance evaluation component (15% of the Bonus Cap). Compliance with more than 100% of the maximum threshold of the share return component may grant more than 100% of this bonus component, such that in the case of an excess return of 5% and more above the maximum threshold, which was determined as aforesaid, an additional amount equal to the cost of his compensation for one month shall be given, in addition to the bonus due to the officer for this component and subject to the Bonus Cap. Meeting the full goal out of the Measurable Goals entitles the officer to 100% of the bonus component for this goal and meeting an interim goal entitles the officer to 50% of the bonus component for this goal.

For 2016, the CEO was not entitled to compensation for the share return component.

With respect to the component based on the Measurable Goals, seven measurable goals were determined for the CEO, as follows:

Name of Company	Full Goal	Interim Goal	Goal Accomplishment in 2016
BrainsGate	Receipt of “green light” from DSMB to continue the trial after conducting the interim surgery.	Recruiting 700 patients for the trial.	Full goal accomplished
Pocared	FDA approval for the UTI diagnosis.	Submission of application for FDA marketing clearance for the UTI diagnosis.	Goal not accomplished
CartiHeal	Existence of pre-sub meeting with the FDA.	Receipt of positive results in the 2nd clinical trial.	Full goal accomplished
Notal Vision	Receipt of IDTF approval.	FIH on the OTC product.	Full goal accomplished
Coramaze	Recruiting of first patient for the trial (FIH).	Completion of the product’s design.	Goal not accomplished
Elron	Investments in two new companies by Elron or RDC.	Investment in one new company by Elron or RDC.	Full goal accomplished
Elron	New investment in a cyber company.	Signing of two term sheets or letters of intent for the investment in a cyber company.	Full goal accomplished

The CEO's bonus component for discretionary performance evaluation was determined by our compensation committee and board of directors on March 15, 2017, and on March 21, 2017, respectively. According to the provisions of our compensation policy and since the Company met the threshold conditions set forth in the policy, Mr. Bronshtein is entitled to an annual bonus for 2016 in the amount of NIS734,000 constituting 5 times his monthly compensation cost.

(4) As of the date of this Report, Mr. Rozenberg is not employed by us, but by DIC. In accordance with the Services Agreement, Mr. Rozenberg dedicates 100% of his time to fulfilling his capacity as our Vice –President. (For details with regard to the Services Agreement and its termination as of March 31, 2017, please see "Item 7 –– Major Shareholders and Related Party Transactions – Related Party Transactions"). As of April 1, 2017, Mr. Rozenberg will be directly employed by the Company. The compensation committee and the Company’s Board of Directors approved Mr. Rozenberg’s employment terms as of April 1, 2017.

(5) The amount includes all of the following components that were paid by DIC and not by us: monthly salary, social benefits and related benefits as customary and loss of earning capacity insurance. The engagement with Mr. Rozenberg shall terminate three months after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(6) According to our previous compensation policy, which was in effect during the period covered by this Annual Report, and the resolution adopted to apply the provisions thereof to the Vice-President, Mr. Rozenberg is entitled to receive an annual bonus which shall not exceed 10 times a bonus cap equal to the monthly cost of his compensation in accordance with principles detailed under the compensation policy.

Mr. Rozenberg’s bonus component for discretionary performance evaluation was determined by our compensation committee and board of directors, based on our Company’s CEO’s recommendation, on March 15, 2017, and on March 21, 2017, respectively. According to the provisions of our compensation policy and since the Company met the threshold conditions set forth in the policy, Mr. Rozenberg is entitled to an annual bonus for 2016 in the sum of NIS416,000 which constitutes 4.8 times his monthly compensation cost.

(7) As of the date of this Report, Mr. Elad is not employed by us, but by DIC. Pursuant to the Services Agreement between the companies, Mr. Elad dedicates 100% of his time to fulfilling his capacity of our Vice President and Chief Financial Officer. (For details with regard to the Services Agreement and its termination as of March 31, 2017, please see "Item 7 –– Major Shareholders and Related Party Transactions – Related Party Transactions" ). As of April 1, 2017, Mr. Elad will be directly employed by us. The compensation committee and the Company’s Board of Directors approved Mr. Elad’s employment terms as of April 1, 2017.

(8) The amount includes all of the following components that were paid by DIC and not by us, namely, monthly salary, social benefits and related benefits as customary, car allowance and loss of earning capacity insurance. The engagement with Mr. Elad shall terminate three months after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(9) According to our previous compensation policy, which was in effect during the period covered by this Annual Report and the resolution adopted to apply the provisions thereof to the CFO, Mr. Elad is entitled to receive an annual bonus which shall not exceed 10 times a bonus cap equal to the monthly cost of his compensation in accordance with principles detailed under the compensation policy.

Mr. Elad's bonus component for discretionary performance evaluation was determined by our compensation committee and board of directors, based on our Company’s CEO’s recommendation, on March 15, 2017, and on March 21, 2017, respectively. According to the provisions of our compensation policy and since the Company met the threshold conditions set forth in the policy, Mr. Elad is entitled to an annual bonus for 2016 in the sum of NIS366,000 which constitutes 4.2 times his monthly compensation cost.

(10) Mr. Gurfinkel serves as Pocared’s CEO, and his salary is paid by Pocared. The amount includes all of the following components: Salary, social benefits and related benefits as customary, car allowance and loss of earning capacity insurance.

(11) The amount indicated under “Share-Based Payment” reflects the expense recorded by Pocared in its 2016 financial statements, according to IFRS 2.

(12) As of the date of this Report, Mr. Levy is not employed by us, but by DIC. Pursuant to the Services Agreement between the companies Mr. Levy dedicates 100% of his time to fulfilling his capacity as our Director of Finance. (For details with regard to the Services Agreement and its termination as of March 31, 2017, please see "Item 7 –– Major Shareholders and Related Party Transactions – Related Party Transactions"). As of April 1, 2017, Mr. Levy will be directly employed by us.

(13) The amount includes all of the following components that were paid by DIC and not by us: monthly salary, social benefits and related benefits as customary, car allowance and loss of earning capacity insurance. The engagement with Mr. Levy shall terminate one month after the date on which either party shall provide the other written notice of its desire to terminate the engagement according to the employment agreement.

(14) Mr. Levy is not an officer of Elron, as defined in the Companies Law and the Company's compensation policy for officers is not applicable to him and accordingly he is entitled to a discretionary bonus.

C.          Board Practices

None of our directors have service contracts with us or any of our group companies that provide for benefits upon termination of employment. See "Item 6 – Directors, Senior Management and Employees – Agreements & Arrangements with Directors".

Board of Directors

Our Articles of Association provide for a board of directors of not less than five members and no more than fifteen members, including external directors. Currently, we have 7 directors. Each director, other than external directors, is elected to serve until the end of the first annual meeting following their appointment. However, if no directors are elected at such annual meeting, the then-present directors will continue in office. The board of directors may appoint additional directors, provided that the total number of directors does not exceed the maximum number of fifteen as mentioned above. A director appointed as such will serve until the end of the next annual meeting held following his or her appointment, and he or she will be eligible for re-appointment. Notwithstanding any of the above, any director, other than external directors, may be removed from office by an ordinary resolution of a general shareholders' meeting or by two-thirds of the directors. A director need not hold any of our shares to qualify as one of our directors. Our Articles of Association provide that our board of directors may delegate its powers to its committees, subject to limitations determined by the Companies Law. Our Articles of Association and the Companies Law require the Board of Directors to appoint a Chairman from one of its members.  On March 10, 2016, Mr. Eduardo Elsztain was appointed as Chairman, of our board of directors.

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

Under the Companies Law's provisions, the audit committee must consist of at least three directors and must include all of the external directors. The majority of the members of the audit committee are required to be "independent". In addition, the quorum required for deliberations and resolutions is a majority of the audit committee's members, the majority of whom must be independent directors, and at least one of whom is an external director. Our directors who qualify as independent directors under the Companies Law are: Ehud Rassabi, Yehuda Freidenberg, Lee-Bath Nelson and Yael Andorn, constituting all of the members of our audit committee.

Substitute Directors

Under our Articles of Association, any director, other than an external director, may, by written notice to us, appoint another person to serve as a substitute director and may also cancel such appointment at any time. The identity of a substitute director requires the approval of the board of directors. Under the Companies Law, the following persons may not be appointed as a substitute director: (i) any person who is not himself or herself qualified to be appointed as a director; (ii) a person who is already serving as a director; or (iii) a person who is already serving as a substitute director for another director. Nevertheless, a director may be appointed as a substitute director for a committee of the board of directors if he or she is not already serving as a member of the committee. Under the Companies Law, a substitute director may not be appointed as an external director except for a committee of the board of directors as described above, and provided that the substitute director is an external director who has "professional capability" or "financial and accounting expertise", according to the qualification of the relevant external director. We have two substitute directors, namely Gerardo Tyszberowicz as a substitute director for Eduardo Elsztain and Sholem Lapidot (Saul Lapidos) as a substitute director for Saul Zang.

The term of appointment of a substitute director may be for one meeting of the board of directors, for a specified period or until notice is given of the cancellation of the appointment. Except for the current substitute directors as mentioned above, to our knowledge, no director currently intends to appoint any other person as a substitute director.

External Directors

The Companies Law requires Israeli companies with shares that have been offered to the public (i.e. public companies) to appoint at least two external directors. As for companies with shares that are listed in a foreign stock exchange, any and all of such external directors are not required to be Israeli residents. No person may be appointed as an external director if:

•	the person is a relative of the controlling shareholder,

•
the person or the person's spouse, siblings, parents, grandparents, descendants, spouses' descendants, siblings or parents, or the spouses of any of the foregoing (collectively, a "relative"), partner, employer, anyone that the person is subordinated to directly or indirectly, or any entity under the person's control, has as of the date of the person’s appointment as external director, or had, within the two years preceding the date of the person's appointment as external director, any affiliation with the company, the controlling shareholder in the company, a relative of the controlling shareholder, or an entity in which, currently or within the two years prior to the appointment date, the controlling shareholder was the company or the company's controlling shareholder, and additionally, in a company without a controlling shareholder, or without a shareholder holding 25% or more of the voting rights in the company any affiliation, on the appointment date, with the chairman of the board of directors, the chief executive officer, a significant shareholder (a shareholder holding 5% or more of the company's shares or voting rights), or the senior financial officer.

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

Under the Companies Law, a public company is required to appoint as an external director, a person who has "professional capability" or a person who has "financial and accounting expertise," provided that at least one of the external directors must have "financial and accounting expertise." In addition, the board of directors of a public company is required to determine the minimum number of directors with "financial and accounting expertise." The qualifications for "professional capability" and "financial and accounting expertise" are determined by regulations adopted under the Companies Law. In March 2006, we determined the minimum number of directors with "financial and accounting expertise" serving on our board of directors to be two. The following directors have been designated as directors with financial and accounting expertise: Ami Erel, Yehuda Freidenberg; Lee-Bath Nelson, Yael Andorn and Ehud Rassabi.

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

Ehud Rassabi is currently serving his second three-year term as an external director which ends in March 2018, having been initially appointed in March 2012 and re-appointed for a second term in March 2015. Lee-Bath Nelson is currently serving her first three-year term as an external director which ends in October 2017, having been initially appointed in October 2014. Yehuda Freidenberg is currently serving his first three-year term as an external director which ends in October 2017, having been initially appointed in October 2014. External directors may be removed only in a general meeting by the same majority vote of shareholders that is required for their election, or by a court, and in both cases, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee that has been authorized to exercise any of the powers of a company's board of directors must include at least one external director, and all of the external directors must be members of the audit committee.

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

All of our external directors, Ehud Rassabi, Yehuda Freidenberg and Lee-Bath Nelson, as well as Yael Andorn serve on the audit committee. All members of our Audit Committee meet the definition of independent directors under the SEC Rules. None of them is an associate person of us or has received any consulting, advisory or other compensatory fee from us, other than in their capacity as directors. Our Board of Directors has determined that each of Ehud Rassabi, Yehuda Freidenberg and Yael Andorn qualify as a financial expert under the SEC Rules. Ehud Rassabi is chairman of our audit committee.

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

Yaron Elad, our Chief Financial Officer, and Paul Weinberg, Adv., our Corporate Secretary, were appointed by our board of directors as internal enforcement officers. The internal enforcement officers' role is to ensure (themselves or through our other personnel) that the program is carried out efficiently and effectively, including by means of monitoring, holding training and absorption sessions, and updating our management and board of directors regarding the program's implementation and unusual events.

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

All of our external directors, Ehud Rassabi, Yehuda Freidenberg and Lee-Bath Nelson serve on the compensation committee. Ehud Rassabi is chairman of our compensation committee.

The role of the compensation committee is to recommend on a compensation policy for directors and officers and necessary updates; to approve certain terms of office and employment of directors and officers specified in the Companies Law; and to decide whether to exempt approval of terms of office for a CEO from shareholders' approval, in certain circumstances.

On November 3, 2016, our compensation committee approved, a compensation policy for officers of the Company, which was later approved by the company's Board of Directors on January 22, 2017 and by the Company's shareholders on February 27, 2017.

Special Tax Committee.

On November 24, 2016, a special tax committee headed by the Chairman of the Audit committee was established in order to monitor various proceedings with Israeli tax authorities and other tax related issues.

Internal Auditor

Under the Companies Law, the board of directors of public companies must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and with orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below in "Item 10 – Additional Information – Memorandum and Articles of Association"), an interested party, a relative of an office holder or an interested party, and he or she may not be the company’s independent accountant or its representative. According to the Israeli Securities Law, an "interested party" is defined as a shareholder who holds 5% or more of the outstanding share capital or voting power, a director, a general manager or a shareholder who has the right to appoint at least one director or the general manager.

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

Internal auditor's work plan: Our internal auditor's work plan is a three-year plan, and is based on an update of a risk survey which was conducted by us and has been recently updated in 2015. Each year the three-year audit plan, including that year's plan, is updated and approved. The plan is updated and approved following deliberations that are held with our management and members of our audit committee, such that within 4 years most of the risk factors will be audited. The internal auditor is authorized to deviate from such plan subject to reporting to our audit committee and receiving its consent for the proposed change. In addition, the audit committee is authorized to direct the internal auditor to deviate from the audit plan during the year.

Audits abroad or of subsidiaries: We have no overseas activity other than the holding of certain corporations outside of Israel. The annual internal audit plan addresses whether or not internal audits have been carried out in our material group companies, but does not address their activity in Israel or abroad.

Scope of employment: Approximately between 500 and 700 hours per year according to the work plan, while in 2016, the internal auditor invested approximately 615 hours. In the opinion of our board of directors, the internal audit's work plan as well as the scope of employment which was determined to execute such plan are appropriate for our needs. Insofar as required, we are able to expand the aforesaid scope of employment.

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

Internal auditor's reports: Our internal auditor's reports are submitted in writing. The internal auditor's reports are distributed to our management and our audit committee. During the period covered by this Annual Report, one internal audit report was submitted in respect of the 2015 work plan and three reports were submitted in respect of the 2016 work plan. The reports were distributed prior to the audit committee meetings at which these reports were discussed, on March 1, 2016, May 3, 2016 and November 20, 2016. An additional report in respect of the 2016 work plan was distributed prior to the audit committee meeting at which this report was discussed on March 15, 2017.

Board of directors' evaluation: In the board of directors' opinion, the scope, nature and continuousness of our internal auditor's activity and his work plan are reasonable under the circumstances, and they fulfill our internal audit goals.

Remuneration: Our internal auditor is paid based on actual hours worked. The cost of our internal auditor's employment in 2016 was approximately NIS 135,000 (approximately $35,000). In the opinion of the board of directors, the compensation paid to the internal auditor does not influence the exercise of his professional discretion.

Supervising Organ of the Internal Auditor: The Board of Directors authorized the Chief Executive Officer, to serve as the supervisor of the internal auditor and the internal auditor reports to the Audit Committee on a professional level.

D. Employees

In accordance with the Services Agreement entered into with DIC, as of the date of publication of this Annual Report, we receive managerial and administrative services through staff employed by DIC and as a result, we do not employ any personnel. Other than the CEO and CFO who are appointed by us subject to the approval of DIC and our board of directors, and except the controller, general counsel and corporate secretary who are proposed and appointed by us subject to the approval of DIC, the management services we receive from DIC are performed by persons designated by DIC, all of whom are employed or otherwise engaged by DIC. We are entitled to obligate DIC to terminate the engagement of any of the DIC employees engaged in our business.

Following the approval of our audit committee and board of directors, on February 27, 2017, our shareholders approved the termination of the Services Agreement with effect from March 31, 2017, pursuant to the termination agreement attached as Exhibit 4.3 to this Form 20F, and following which all of the DIC employees engaged in our business will be directly employed by us.

For more information regarding the Services Agreement and its termination, see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions."

Commencing as of January 2016. Zohar Rozenberg was appointed as our Vice-President responsible for identification and managing of investments in companies developing cyber security solutions.

Commencing as of April 2017, Dr. Zvika Slovin has been appointed as our Vice-President, responsible for identification and managing of medical investments.

The following table sets forth, for the last three financial years, the number of our employees:

As of December 31,	2016	2015	2014
Management and Administration*	-	-	1

* As of March 21, 2017, 13 persons are employed by DIC, including our CEO, who as of the date hereof, is also a Vice-President of DIC and provide services to us through the Services Agreement entered into with DIC in identifying and implementing investments including management and supervision of the group companies, finance and internal control.  Following termination of the Services Agreement on March 31, 2017, we will directly employ those persons.

Israeli Employment Law and Practices

Israeli employment laws, and general extension orders based upon provisions of the collective bargaining agreements between the Histadrut (i.e., the General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations), are applicable to employees in Israel. These provisions concern principally the length of the workday, minimum wages, travel expenses, determination of severance pay and other conditions of employment.

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

Under the Israeli Law, the contribution of certain additional funds on behalf of employees to a pension plan (of which there are two main types: Managers' Insurance and Pension Fund, some employees combine between the two types) is required. A Pension Plan provides a combination of savings plan, insurance and severance pay benefits to the employee. As general practice, each employee contributes an amount equal to 6% of his or her salary, and the employer contributes approximately 14.833%of the employee's salary which also includes the mandatory pension payments required by applicable law and allocations to severance pay.

Pursuant to the Services Agreement, all of our staff are employed by DIC. Accordingly, except as provided otherwise in the Services Agreement, DIC determines the practices applicable to such employees. As of March 31, 2017, the effective date of the termination of the Services Agreement, we shall directly employ all our staff, including our CEO and we shall determine the practices applicable to such employees. None of our staff are members of labor unions.

E. Share Ownership

The number of our ordinary shares beneficially owned by each of our directors, and by our directors and officers as a group, as of February 28, 2017, is Nil. This excludes shares beneficially owned by DIC or IDBD.

Stock Option Plans

During May 2003, our board of directors adopted the 2003 Option Plan which was subsequently ratified by our shareholders on November 30, 2003. The 2003 Option Plan provides that the exercise price per share shall be reduced by an amount equal to the amount of any dividend per share distributed. The optionees are entitled to exercise 25% of the amount granted, each year, commencing on first anniversary of the date of grant and expiring five years after the date of grant. In granting the options, the board of directors selected the capital gains tax track pursuant to the Israeli tax legislation which came into effect on January 1, 2003. As of date of publication of this Annual Report, there are no options to purchase our ordinary shares granted to our officers and employees outstanding. For more details see "Item 10—Additional Information—Taxation—Employee Stock Options." Our new compensation policy enables granting equity compensation to the officers instead of the part of the annual bonus attributable to our share return.

Phantom Options

In February 2012, we granted to the former Chairman of our board of directors and another recipient phantom options in relation to our Pocared shares, namely the right to receive the benefit of the increase in value of certain of our Pocared shares, representing 0.5% of Pocared's share capital as of December 31, 2016. For details regarding the phantom options granted to the former Chairman of our board of directors, see "Item 6B" above.

Item 7.	Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth, as of December 31, 2016 unless otherwise specified, the number of our ordinary shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our ordinary shares, based on notifications provided to us shortly before the date of publication of this Annual Report. As of December 31, 2016, we had a total of 29,743,767 ordinary shares outstanding.  The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of March 13, 2017, there were a total of 317 holders of record of our ordinary shares, of which 213 were registered with addresses in the United States. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker "street names." As of March 13, 2017, United States holders of record held approximately 16.7% of our outstanding ordinary shares.

Name and Address	Number of Ordinary Shares	Percent of Outstanding Ordinary Shares	Percent of Ordinary Shares on a fully diluted basis
Discount Investment Corporation Ltd. (1) Tel Aviv, Israel	14,966,339	50.32%	50.32%

The above table does not include the following holdings:  (i) 1,516,127 of our ordinary shares (approximately 5.09% of our outstanding and fully diluted share capital) held for members of the public through, among others, provident funds, mutual funds and pension funds managed by subsidiaries of Meitav Dash Investment House Ltd. Meitav Dash Investment House Ltd disclaims beneficial ownership of such shares and (ii) 2,967,537 of our ordinary shares (approximately 9.97% of our outstanding and fully diluted share capital) held for members of the public through, among others, provident funds, mutual funds and pension funds managed by subsidiaries of Yelin Lapidot Holdings Ltd. Yelin Lapidot Holdings Ltd. disclaims beneficial ownership of such shares and (iii) 1,757,670 of our ordinary shares (approximately 5.90% of our outstanding and fully diluted share capital) held for members of the public through provident funds, mutual funds and pension funds managed by Migdal Insurance and Financial Holdings Ltd. Migdal Insurance and Financial Holdings Ltd. disclaims beneficial ownership of such shares; and (iv) any of our ordinary shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC. Each of our directors who is affiliated with DIC disclaims beneficial ownership of such shares.

(1) As of March 20, 2017, IDBD held approximately 67.77% of the issued and outstanding shares and voting rights of DIC. We have been advised that the controlling shareholder of IDBD is Mr. Eduardo Elsztain who holds the Company's shares through the following companies controlled by him: Dolphin Netherlands B.V., Dolphin Fund Ltd. and Inversiones Financieras Del Sur S.A. ("IFISSA") (jointly hereinafter: the "Controlling Shareholder Group"). The Controlling Shareholder Group hold directly approximately 100% of the issued share capital and the voting rights in IDB Development according to the following specification: Dolphin Fund – 0.02%; Dolphin Netherlands – 68.28%; IFISSA – 31.72%.

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

Compensation of directors who are controlling shareholders

On March 10, 2016, our compensation committee, audit committee and board of directors approved to pay to those of our directors who are controlling shareholders and / or their relatives and /or with respect to whom the controlling shareholders have a personal interest,  serving as directors at the time or from time to time, annual compensation of NIS73,200 (approximately $20,000), and fees for participation in person in meetings of NIS2,820 (approximately $800) per meeting, such amounts being in accordance with the provisions set forth in the Companies Regulations (Rules on Compensation and Expenses of an Outside Director), 5760-2000, including with regard to companies whose securities have been offered to the public or are traded outside of Israel. In addition, these directors will be entitled to reimbursement of expenses. These amounts are linked to the consumer price index. As of the date of this Annual Report, the annual remuneration is NIS84,684 (approximately $23,000)  and the fee for participation in a meeting amounts to NIS3,262 (approximately $900). VAT will be added to these amounts. This approval will remain in effect for three years until March 2019.

Of the sum of $304,000 which we paid towards Directors’ fees of 12 directors in total for the year 2016, a sum of approximately $29,000 was paid to DIC for the service of a director of ours and sum of approximately $4,000 was paid to IDBD for the service of a director of ours.

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

On February 27, 2017, following approval of our audit committee and our board of directors, our shareholders approved the termination of the Services Agreement with effect from March 31, 2017 and also approved our CEO's terms and conditions of employment.

Pursuant to the termination agreement:

(i)
DIC will pay us an annual sum of NIS2.059 million plus VAT including indemnification for the CEO's compensation and additional costs to us due to early termination of the Services Agreement, and a total of NIS2.745 million plus VAT for the period commencing from January 1, 2017 to April 30, 2018 (linked to Consumer Price Index).

(ii)
We shall reimburse DIC for the actual current employer cost of the employees for the period from January 1, 2017 until March 31, 2017 (as at December 2016, the actual current monthly employer cost of the employees stood at approximately NIS0.8 million) less our quarterly payment to DIC for such period in accordance with the existing Services Agreement which is approximately NIS1.5 million.

As a result of the termination, an additional annual financial cost is expected for us of approximately NIS 1.4 million (approximately $0.4 million) (and with respect to the period until the expiry of the original term of Services Agreement, a total sum of approximately NIS1.8 million (approximately $0.5 million).

Following, the termination we shall directly employ all of our employees. Currently, other than the CEO, all of DIC’s employees that are employed at Elron, work for Elron full time (100%), and therefore transitioning them to the status of Elron employees is not expected to create any difference in the nature of their activities. Our CEO will also be employed on a full time (100%) basis.

IT Support Agreement with IDBD

In July 2010, following approval of our audit committee and board of directors, our shareholders approved an agreement between us and IDBD pursuant to which we would receive effective from January 1, 2010 IT support services from IDBD's IT support center in consideration for our and RDC's pro rata portion of the support center's costs in connection therewith, calculated pro rata to the number of users receiving IT support from the IDB support center. On October 29, 2014, following approval of our audit committee and board of directors, our shareholders approved the extension of the abovementioned agreement until August 7, 2017.

Grant of Letters of Exemption and Indemnification to Officers and Directors

In 2001, following the approval of our audit committee, board of directors and shareholders, and in accordance with the provisions of the Companies Law, we granted letters of indemnification to our directors and officers. The aggregate indemnification shall not exceed 25% of our shareholders equity according to our consolidated financial statements for the year ended December 31, 2000 amounting to approximately $70 million, for all persons and cases to be indemnified. In addition, we exempted our directors and officers, to the extent permitted by law, from any liability towards us for any damage caused or that may be caused to us by them, if caused following a breach of their duty of care towards us. According to our compensation policy approved in February 2017, all exemptions for directors and officers appointed after this approval of the compensation policy will contain an exception providing that this exemption shall not apply in any case of an act or inaction of the director/officer with respect to decisions or transactions in which a controlling shareholder or any director/officer has a personal interest. This exception shall not apply to directors and officers appointed prior to such approval of our compensation policy.

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

Our indemnification obligation to our other directors and officers will remain in effect even after the end of the term of their service, provided that the actions with respect to which the indemnification is given were and/will be performed during the term of service, or during the period in which the indemnification was in effect, as applicable. The provisions of the amended indemnification letter approved in February 2012 will prevail over any previous undertaking or consent, whether written or oral, between us and the said directors / officers on the matters stated in the amended letter of indemnification, also in relation to events that occurred prior to grant of the amended indemnification letter, and before indemnification was requested from us in relation to such events, as long as the previous indemnification, if any, continues to apply and to be valid, subject to any law, in relation to any such event (even if the indemnification was requested from us after the amended letter was granted) if the terms and conditions of the amended indemnification letter worsen the terms and conditions of the indemnification in relation to such event

The letters of indemnification that were granted to officers and directors with respect to which our controlling shareholders may have a personal interest shall remain in effect until February 2021, with the exception of letters of indemnification that were granted to directors and to officers who and/or whose relatives are controlling shareholders, which remained in effect for three years until February 2015.

On February 27, 2017, following approval of our compensation committee, audit committee and board of directors, our shareholders approved the granting of indemnification letters to our directors and officers, who are serving or who will serve therein from time to time, who themselves and/or their relatives are our controlling shareholders and/or in the grant of which our controlling shareholders might have personal interest, due to their actions in the capacity of their office at Elron and for their actions in the capacity of their office upon our request as officers in another company, in which we hold shares, directly or indirectly, or in which the Company has any interest. The letters of indemnification that will be granted to directors and to officers who and/or whose relatives are controlling shareholders, shall remain in effect for three years commencing from the date of the shareholders meeting, namely until February, 2020.

Our officers serving as directors of our subsidiaries and/or affiliates receive or are supposed to receive letters of indemnification from certain companies and their responsibility is supposed to be assured, as acceptable in the same companies.

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

In December 2016, following the approval of the audit committee, the compensation committee and the board of directors, the Policy was renewed through Clal Insurance Company Ltd. with effect from January 1, 2017 for a period of 18 months until June 30, 2018.

The terms of the Policy are as follows:

(1)	The coverage under the Policy was limited to $30 million per claim and in the aggregate during the policy period.
(2)	The premium amounts to $155,000 for a period of 18 months (i.e. an annual premium of approximately $103,000)

C.  Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

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

On February 9, 2016, a request was submitted to the District Court pursuant to which agreement was reached on a partial settlement agreement (between all the plaintiffs and all the defendants except the Company and the group of directors on its behalf). The actual settlement agreement has not been submitted to the District Court since, according to the above application, the parties are required to exhaust other approval proceedings regarding the participation of the insurers. The position of the plaintiffs as presented to the District Court by their legal representatives after the submission of the above request is that the cause of action against the Company and the group of directors on its behalf is separate from the causes of action against the other defendants and therefore - as long as the Company and the group of directors on its behalf do not join the settlement, the plaintiffs are continuing the proceedings between the plaintiffs and the Company and the group of directors on its behalf.

On January 11, 2017, we filed in court, a complementary settlement agreement signed by plaintiffs, us and former directors of Elron pursuant to which our liability to the plaintiffs will not exceed NIS 4.25 million (approximately $1.1 million), which includes compensation to the plaintiffs, costs and contribution to attorney fees. The complementary settlement agreement is subject to court approval and there is no assurance that such approval will be obtained or that the settlement agreement will be approved in the specific wording submitted.

We have made a provision in our financial statements to cover the amount set forth in the settlement agreement, which according to the estimation of our management, based, inter alia, on the opinion of our legal advisors, is sufficient to cover the financial resources that may be required of us in order to expunge the claim, if any.

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

On March 10, 2016, our Board of Directors resolved, to make an application to the Court for a dividend distribution of US $15 million (constituting a figure of US $0.504307 per share) not out of its profits. Such dividend distribution was subject to the Court approval pursuant to Section 303 of the Companies Law. This decision of the Board of Directors was taken after the directors determined that considering the Company's assets and liabilities, the solvency criterion is met pursuant to the Companies Law, i.e. there was no reasonable concern that such dividend distribution would prevent us from meeting our existing and expected obligations, as and when they fall due, and that such dividend distribution was for the benefit of the Company and its shareholders. In June 2016, following our application to Court, the Court approved the distribution of this dividend. On August 29, 2016, in accordance with the approval of the Court, our board of directors approved the distribution of a dividend in the amount of $15 million. On September 26, 2016, the dividend was distributed to the Company's shareholders.

As of December 31, 2016, we do not have accumulated profits available for distribution for the purposes of the "profits" test according to Section 302 of the Companies Law.

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

Donations and Assistance to the Community

We regard charitable contributions and assistance to the community in Israel as a very important and integral part of our overall activities. The board of directors authorized the Chairman of the board of directors as the Chairman of donations committee, the other members of which are the Chairman of our Audit Committee and our Chief Financial Officer. This committee is responsible for decisions made in regard to allocating donations in accordance with our Budget Fund.

During 2016, we donated approximately NIS 0.4 million ($0.1 million), mainly to NFTE Israel, an organization that deals with training youth who are at risk into business initiatives, in order to integrate them into the community as well as to education institutions.

The Company carries no material liabilities to continue donating in the future.

B. Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change in the Company's financial position has occurred since December 31, 2016.

Item 9.	The Offer and Listing

A.  Offer and Listing Details

Markets and Share Price History

Our ordinary shares are traded on the TASE and were traded on the Nasdaq Global Select Market until January 6, 2010 under the symbol "ELRN." Since January 7, 2010, our Ordinary shares have been traded in the over-the-counter market in the United States under the symbol "ELRNF." The following table sets forth, for the periods indicated, the high and low reported sales prices, which reflect the distribution of a dividend of $3.00 per share in 2005, a dividend of approximately $0.5057 per share in 2012, a dividend of $3.69825 per share in 2014, and a dividend of 0.504307 per share in 2016 of our ordinary shares on the U.S. market (in U.S. Dollars) and on the TASE (in NIS). The historical price per share of our ordinary shares on the U.S. market was adjusted manually as prices reflecting the automatic adjustment was not publicly available:

	U.S.	U.S.	TASE	TASE
Period	High (U.S. $)	Low (U.S. $)	High (NIS)	Low (NIS)

Annually

2012	5.08	2.69	19.74	11.04
2013	8.62	4.41	30.27	16.51
2014	5.88	3.96	20.68	15.00
2015	5.22	4.06	20.29	16.12
2016	5.13	4.22	18.20	14.93

Quarterly

First Quarter 2015	5.00	4.06	19.62	16.12
Second Quarter 2015	5.00	4.46	20.22	16.99
Third Quarter 2015	5.10	4.28	19.84	16.70
Fourth Quarter 2015	5.22	4.14	20.29	16.67

First Quarter 2016	5.11	4.30	18.05	15.12
Second Quarter 2016	4.59	4.22	15.91	14.93
Third Quarter 2016	5.13	4.27	17.37	15.00
Fourth Quarter 2016	4.75	4.37	18.20	16.69

Most recent six months
September 2016	5.13	4.31	17.37	16.52
October 2016	4.75	4.52	18.20	17.25
November 2016	4.69	4.37	18.04	16.69
December 2016	4.71	4.43	18.12	16.94
January 2017	5.04	4.44	19.44	17.06
February 2017	4.73	4.44	17.51	16.76
March 1, 2017 (through March 20, 2017)	4.99	4.70	18.50	17.13

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

The Companies Law and our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors. Under Israeli law and regulations, notice of the meeting is required to be published in two widely distributed daily newspapers published in Hebrew or on the company website. The Companies Law requires us to issue a voting instrument in order to enable shareholders to vote through a voting instrument, if certain matters are on the agenda of the meeting. Under the Companies Regulations (Voting Slip and Position Notices), 2005, (the "Voting Slip Regulations") if the agenda of the general meeting includes, among others, one of several types of resolutions such as the appointment and discharge of directors; approval of certain acts or transactions; approval of a merger and other fundamental issues, then generally, the shareholders may vote at the general meeting by means of a voting slip.

Pursuant to the Securities Law, an internet voting system is also available for voting. The main purpose of this system is to encourage shareholders, bondholders, owners of option warrants and participation units to exercise their voting rights in meetings: the Voting Regulations stipulate that the voting system would confirm their ownership automatically, and they will not have to obtain or submit any proof of ownership obtained from the stock exchange member.

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

C.  Material Contracts

Policy on determining materiality with respect to whether we are required to file an immediate report in the case of an event or matter not within our ordinary course of business.

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

B.
Percentage of gain – the actual or forecasted gain or loss related to such event or matter divided by the total accumulated investments in existing group companies averaged for the preceding 12 quarters as presented in our reviewed or audited financial statements that were published by us;

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

•
In the absence of special qualitative considerations as discussed below, an event or matter shall be considered to be material if one of the relevant criteria exceeds 10%:   the percentage of assets; the percentage of equity; the percentage of liability to equity. With respect to the percentage of gain only, an event will be considered to be material, if in the absence of special qualitative considerations arising from the circumstances,  the actual or forecasted gain or loss related to such event is more than 5%.

•
In the absence of qualitative considerations, an event or matter will be deemed not material if all the relevant criteria are less than 5% and with respect to the percentage of gain only, less than 2.5%.

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

Services Agreement with DIC

In April 2009, we entered into the Services Agreement with DIC which was renewed for an additional three years with effect from May 1, 2012. In April 2015, the Services Agreement was extended for an additional three year period from May 1, 2015 and the annual services fee was amended to NIS6 million annually (approximately $1.5 million), linked to the Israeli consumer price index as of 1 May 2016 in accordance with terms of the agreement. On February 27, 2017, our shareholders approved the termination of the Services Agreement with effect from March 31, 2017. For more information see "Item 7 – Major Shareholders and Related Party Transactions – Services Agreement with DIC"

Agreement with Rafael

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

Regarding the VAT assessment issued to us by the Israeli VAT Authorities in respect of the years 2011 to 2015, see Note 11 to the Financial Statements – Item 18.

The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. In 2015, the corporate tax rate was 26.5% of company's taxable income. In January 2016 the Israeli Knesset amended the corporate tax rate from 2016 and thereafter to 25%. In December 2016 the Israeli Knesset amended the corporate tax rate in 2017 to 24% and in 2018 and thereafter to 23%. Furthermore, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Benefited Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

On December 29, 2016 an amendment to the reduced tax rate was approved by the Knesset according to which the reduced tax rate in development area A will be 7.5%.

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

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the Real Gain and the Inflationary Surplus. The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase of the consumer price index between the date of purchase and date of sale. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of an Israeli resident company, instead of the consumer price index). Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax, while the Real Gain is added to ordinary income, which effective until December 31, 2002 is taxed at the marginal rate of up to 48% for individuals (in 2015 and 2016) (in 2017 – 47%) and to corporate tax rate of 25% in 2016 and 26.5% in 2015 for corporations (in 2017 - 24%, in 2018 - 23%). The capital gains tax rate imposed upon sale of capital assets (including non-traded shares) acquired after that date has been reduced to 25% with respect to individuals in 2014 and 2015; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after the date that the asset was held. In addition to the above since 2013 individuals that their over-all income exceeds the NIS810 thousands (in 2017 NIS 640 thousands) threshold are subject to surtax of 2% (in 2017 - 3%).

Under current law, as of January 1, 2006, the Israeli tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% in 2016 and 2015 for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in such case the gain will generally be taxed at a rate of 30%.

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

Employee Stock Options

Effective from January 1, 2003, the Israeli tax law enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 47% in 2017 and 48% in 2015 and 2016 and surtax since 2013 plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options were granted; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option) upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. (On the capital profit the optionee is not required to make payments to the National Insurance Institute and health tax.) In this track, on the capital profit, the Company may not recognize expenses pertaining to the options for tax purposes but may do so on the income portion. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options were granted; or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 48% in 2015 and 2016 and surtax since 2013) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% on the capital profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date.

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

Controlling shareholders optionees are subject to income tax rate (according to the marginal tax rate of the optionee- up to 48% in 2015 and 2016 (47% in 2017) and surtax since 2013) on the profit upon the sale of the underlying shares.

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

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel and capital gain as mentioned above. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% in 2015 and 2016 (30% in 2015 and 2016 in case of, the seller holds directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. For example, the tax rate would be 12.5% if the non-resident is a company which holds 10% or more of our voting power (during the part of our tax year which precedes the date of payment of the dividend and during the entire prior tax year) pursuant to the U.S.-Israel Tax Treaty. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States will be 25%. However, under the Investment Law, dividends generated by an Approved Enterprise in any case are taxed at the rate of 15%. In addition, if our ordinary shares are traded on the TASE (or listed on a recognized stock exchange outside of Israel), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax.

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

Tax Consequences If We Are a Passive Foreign Investment Company ("PFIC")

In general, we will be a PFIC in a taxable year if either (i) 75% or more of our gross income in such taxable year is passive income or (ii) the average percentage (by value) in such taxable year of our assets that produce, or are held for the production of, passive income, is at least 50%, determined on a quarterly basis. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation's assets and as directly earning our proportionate share of the other corporation's income.

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

We believe that we were a PFIC in 2016. We also believe that we were a PFIC in 2014 and 2015. While we believe that we did not satisfy the income and asset tests in 2014, we would not have been treated as a PFIC in 2014 if we qualified for a change in business exception. In order to qualify for the change of business exception to PFIC status in 2014, we generally had to satisfy the following requirements: (1) we were never classified as a PFIC prior to 2014, (2) substantially all of our passive income for 2014 was attributable to proceeds from the disposition of one or more active trades or businesses and (3) we are not classified as a PFIC in 2015 and 2016. We believe that it was likely that we satisfied requirements (1) and (2) above with respect to 2014. However, as we believe that we were a PFIC in 2015 and 2016, we cannot satisfy requirement (3). Thus, if we were a PFIC in 2015 and 2016, we were also a PFIC in 2014.

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

Unless a QEF election is in effect, a U.S. person who inherits shares in a corporation that was a PFIC in the hands of the decedent (who was not a nonresident alien) is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Such U.S. holder’s basis in such shares is generally equal to the lower of the decedent's basis or the fair market value of such shares on the decedent's date of death unless the decedent’s estate recognized gain on the transfer.

Unless a QEF election or mark-to-market election is made with respect to our ordinary shares, the determination that we were a PFIC in 2016 generally will cause such PFIC status to apply with respect to a U.S. holder who held our shares in 2016 to all future taxable years in which such holder continues to own our shares, notwithstanding that we may not have been, or may not be, a PFIC in such other taxable years.

The QEF Regime

As an alternative to the excess distribution regime, the QEF regime would apply if the U.S. holder elects to treat us as a qualified electing fund, or QEF, for the first taxable year in which the U.S. holder owns our ordinary shares during which we are a PFIC, so long as we provide U.S. holders with a PFIC Annual Information Statement. A PFIC Annual Information Statement contains information as to, inter alia, the U.S. holder’s pro rata share of the ordinary earnings and net capital gain (as defined in Treasury Regulation Section 1.1293-1(a)(2)) of the PFIC for the taxable year (or sufficient information to enable the U.S. holder to calculate its pro rata shares of the PFIC's ordinary earnings and net capital gain for that taxable year, as determined in accordance with U.S. federal income tax principles). We prepare our financial statements and data in accordance with IFRS and do not separately compute income and loss in accordance with U.S. federal income tax principles and, accordingly, we do not intend to provide U.S. holders with a PFIC Annual Information Statement. As a result, U.S. holders may not be able to make a QEF election.

If we do provide U.S. holders with a PFIC Annual Information Statement, then in each taxable year that we are a PFIC U.S. holder that makes a QEF election will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, in which case such deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. No portion of any such inclusions would be eligible to be treated as “qualified dividend income.” A U.S. holder's basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income and decreased by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. Generally, a QEF election allows electing U.S. holders to treat gain or loss realized on the disposition of their ordinary shares as capital gain or loss.

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

Under the mark-to-market election, in a taxable year in which we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. Any loss on the disposition of our ordinary shares in excess of previous net mark-to-market gains is generally considered a capital loss. The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years in which we are a PFIC, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election.

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

Tax Consequences If We Are Not a PFIC

Taxation of Distributions on Ordinary Shares

Subject to the discussion above under "Tax Consequences If We Are a Passive Foreign Investment Company ("PFIC")," a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated ordinarily as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder's tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of our ordinary shares.

The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution as described above under "Taxation of Non-Residents."

Dividends that are received by U.S. holders that are individuals, estates or trusts may be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that such dividends meet the requirements of "qualified dividend income." For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is "readily tradable" on an established securities market in the United States or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend if (i) the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to such ordinary share (or substantially identical securities) or (ii) the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were a PFIC for any taxable year, dividends paid on our ordinary shares in such taxable year or in the following taxable year would not be qualified dividends (see discussion of our PFIC status above under the heading "Tax Consequences If We Are a Passive Foreign Investment Company ("PFIC")"). A non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income tax rates.

Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom) based upon the exchange rate in effect on the date the distribution, regardless of whether the payment is, in fact, converted into U.S. dollars. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss. These rules also apply to dividends received in the event we are a PFIC (as we believe to be the case) to the extent taxable as described above.

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the non-U.S. income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit are complex and include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source "passive income" for U.S. foreign tax credit purposes. In addition, a U.S. holder will be denied a foreign tax credit for non-U.S. income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income tax withheld from a distribution if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. U.S. holders should also consult their tax advisors as to the application of the foreign tax credit rules to the QEF and mark-to-market regimes described above in the event we are a PFIC (as we believe to be the case).

Taxation of the Disposition of Ordinary Shares

Subject to the discussion above under "Tax Consequences If We Are a Passive Foreign Investment Company ("PFIC")," upon the sale, exchange or other disposition of our ordinary shares (other than in certain non-recognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains are currently taxable to certain non-corporate taxpayers at a maximum rate of 20%. Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed as ordinary income (currently up to a maximum rate of 39.6%). The deductibility of capital losses recognized on the sale, exchange or other distribution of our ordinary shares is subject to certain limitations. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date" and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss. These rules also apply to gain or loss recognized upon the disposition of our shares under the PFIC rules described above in the event we are a PFIC (as we believe to be the case).

Medicare Tax

Certain non-corporate U.S. holders may be subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which may include dividends on, or capital gains from the disposition of, our ordinary shares, as well as amounts which are capable of being included in income under the QEF and mark-to-market regimes described above. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax on their investment in our ordinary shares

Non-U.S. Holders of Ordinary Shares

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

Certain U.S. holders (and to the extent provided in IRS guidance, certain non-U.S. holders) who hold interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our ordinary shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such Form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. A U.S. holder that properly reports its interest in our ordinary shares on IRS Form 8621 (described above) is not required to report our ordinary shares on Form 8938. Holders should consult their own tax advisors regarding their tax reporting obligations.

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

Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.          Controls and Procedures

 a.   Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2016. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2016, our disclosure controls and procedures were: (1) designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officers and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

b.   Management's Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) for us and our subsidiaries. Our management has assessed our internal control over financial reporting as of December 31, 2016 based on the criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework (2013), which was issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on the Company’s evaluation, our management, including the CEO and CFO, has concluded that the Company’s internal control over financial reporting are effective as of December 31, 2016.

c.   Attestation Report of the Registered Public Accounting Firm

The attestation report of our registered public accounting firm is included in page F-3 of our audited consolidated financial statements set forth in "Item 18 – Financial Statements."

d.   Changes in Internal Control Over Financial Reporting

No change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the year ended December 31, 2016, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item16A.	Audit Committee Financial Expert

Our board of directors has determined that Ehud Rassabi, Yehuda Freidenberg  and Yael Andorn, are the "audit committee financial experts" serving on its audit committee.

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

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our principal accountants, Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) and with respect to 2016, also to Kesselman and Kesselman (PricewaterhouseCoopers) which conducted a joint audit over our financial reports as of December 31st, 2016,in each of our previous two fiscal years

	2015	2016
	Kost Forer Gabbay & Kasierer	Kesselman and Kesselman (3)	Kost Forer Gabbay & Kasierer
	(in thousands of U.S. $)

Audit Fees (1)	337	84	239
Audit-Related Fees	20	-	-
Tax Fees (2)	31	-	81
All Other Fees	-	-	-
Total	387	84	320

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

(3)	In 2015, prior to the appointment as our joint principal accountants, Kesselman and Kesselman provided us services in a total amount of approximately $12 thousand.

Our audit committee's policy is to pre-approve each audit and non-audit service to be performed by our independent auditors for us and our subsidiaries.

Item 16D.          Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

Item 16F.	Change in Registrant’s Certifying Accountant.

On February 27, 2017, following approval by our audit committee and board of directors, our shareholders appointed Kesselman and Kesselman (PricewaterhouseCoopers) to serve as our joint auditors with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global with effect from the audit of our financial statements for the year ended December 31, 2016 until our next annual general meeting.

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

4.2
Amendment to Services Agreement dated as of April 28 2015 by and between the registrant and Discount Investment Corporation Ltd. incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 14, 2016.

4.3	Termination of Services Agreement dated as of March 14, 2017 by and between the registrant and Discount Investment Corporation Ltd.
4.4
Joint Venture Agreement, dated as of April 1993, among Discount Investment Corporation Ltd., PEC Israel Economic Corporation, Rafael Armament Development Authority Ltd. and Galram Technology Industries Limited (“Joint Venture Agreement”), incorporated by reference to Exhibit 10.4 to Amendment No. 5 to the Company’s Registration Statement on Form F-4, filed with the SEC on March 14, 2002.

4.5
Amendment to Joint Venture Agreement, dated December 30, 2007, incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20F for the year ended December 31, 2007 filed with the SEC on June 30, 2008.

8.1	List of subsidiaries.
11.1	Code of Ethics, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on June 29, 2004.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd., dated March 21, 2017.
15.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for Elron Electronic Industries Ltd., dated March 21, 2017.
15.3	Consent of Kesselman & Kesselman, PricewaterhouseCoopers, for Elron Electronic Industries Ltd., dated March 21, 2017.
15.4	Consent of KPMG Somekh Chaikin, for Open Legacy Technologies Ltd, dated March 21, 2017.

*	This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 21, 2017	ELRON ELECTRONIC INDUSTRIES LTD.

	By:	/s/ Ari Bronshtein
Name: Ari Bronshtein
Title: Chief Executive Officer

By:	/s/ Yaron Elad
Name: Yaron Elad
Title: Vice President & Chief Financial Officer

Elron Electronic Industries Ltd. Consolidated Financial Statements For the Year Ended December 31, 2016

Elron Electronic Industries Ltd.

Consolidated Financial Statements for the Year Ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated statements of financial position of Elron Electronic Industries Ltd. and its subsidiaries (the “Company") as of December 31, 2016, and the related consolidated statements of loss, comprehensive loss, changes in equity and cash flows for the year ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We did not audit the financial statements of one associate, the investment in which, at equity, amounted to approximately $2,490 thousand as of December 31, 2016, and the Company's share in its comprehensive loss amounted to approximately $743 thousand for the year ended December 31, 2016. The financial statements of this company were audited by other auditor, whose audited reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements in respect of this company, is based on the audited reports of the other auditor.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audit and the audit of other auditor, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016, and the consolidated results of its operations, changes in their equity and their cash flows for the year ended December 31, 2016, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and with the provisions of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 21, 2017 expressed an unqualified opinion thereon.

Tel-Aviv, Israel
March 21, 2017

KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global	Kesselman & Kesselman Certified Public Accountants (Isr.) A member firm of PriceWaterhouseCoopers International Limited

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated statements of financial position of Elron Electronic Industries Ltd. and its subsidiaries (the “Company") as of December 31, 2015 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and the consolidated results of its operations, changes in their equity and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and with the provisions of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 2010.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 21, 2017	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of

ELRON ELECTRONIC INDUSTRIES LTD.

We have audited Elron Electronic Industries Ltd. and its subsidiaries (the "Company") internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial position of the Company and its subsidiaries as of December 31, 2016 and the consolidated results of their operations and their cash flows for the year ended December 31, 2016 and our report dated March 21, 2017 expressed an unqualified opinion thereon.

Tel-Aviv, Israel
March 21, 2017

KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global	Kesselman & Kesselman Certified Public Accountants (Isr.) A member firm of PriceWaterhouseCoopers International Limited

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position as of

		December 31
		2016	2015
	Note	$ thousands

Current assets
Cash and cash equivalents	4	27,176	51,951
Bank deposits	19	43,920	70,188
Other investments in securities, net	5	25,284	28,045
Other accounts receivable	6	5,990	900

		102,370	151,084

Non‑current assets
Investments in associates	3	23,508	15,529
Investments in other companies measured at fair value	7	19,696	19,395
Long-term receivables	8	6,531	10,395
Property, plant and equipment, net	9	1,141	1,028
Intangible assets	10	17,438	17,438

		68,314	63,785

Total assets		170,684	214,869

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position as of

		December 31
		2016	2015
	Note	$ thousands

Current liabilities
Trade payables		440	445
Other accounts payable	11	7,959	5,567

		8,399	6,012

Long-term liabilities
Financial liabilities measured at fair value	19	694	351
Long term taxes	16	-	2,104

		694	2,455

Equity attributable to the Company's shareholders	12
Issued capital		9,573	9,573
Share premium		190,753	190,753
Capital reserves		4,128	3,085
Accumulated deficit		(87,018)	(45,204)

		117,436	158,207

Non-controlling interests		44,155	48,195

Total equity		161,591	206,402

Total liabilities and equity		170,684	214,869

Eduardo Elsztain	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the consolidated financial statements: March 21, 2017

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Income (Loss)

		For the year ended December 31
		2016	2015	2014
		$ thousands
	Note	(except for net income (loss) per share data)

Income
Income from sales		-	889	374
Gain (loss) from disposal and revaluation of investee companies and changes in holdings, net	15.A	(2,062)	40,590	176,095
Financial income	15.E	2,437	1,112	887
		375	42,591	177,356

Expenses
Cost of sales		-	267	124
Research and development expenses	15.B	6,468	13,129	2,113
Selling and marketing expenses	15.C	337	2,008	1,324
General and administrative expenses	15.D	7,035	7,556	7,057
Equity in losses of associates, net	15.F	13,443	8,566	15,840
Financial expenses	15.E	383	650	3,393
Other expenses, net	15.G	2,244	22	793
		29,910	32,198	30,644

Income (loss) before taxes on income		(29,535)	10,393	146,712
Taxes on income	16	(1,236)	(3,348)	(45,326)

Net income (loss)		(30,771)	7,045	101,386

Attributable to:
The Company's shareholders		(26,814)	2,451	85,494
Non-controlling interests		(3,957)	4,594	15,892

		(30,771)	7,045	101,386

Net income (loss) per share attributable to the Company's shareholders (in $)	17

Basic and diluted net income (loss) per share		(0.90)	0.08	2.87

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income (Loss)

	For the year ended December 31
	2016	2015	2014
	$ thousands

Net income (loss)	(30,771)	7,045	101,386

Other comprehensive income (loss) (net of tax):

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income	-	(30)	(421)

Total loss that would never be reclassified to profit or loss	-	(30)	(421)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:

Foreign currency translation differences for foreign operation	(81)	(93)	-

Total loss that would be reclassified to profit or loss under certain conditions	(81)	(93)	-

Total other comprehensive loss	(81)	(123)	(421)

Total comprehensive income (loss)	(30,852)	6,922	100,965

Attributable to:
Company's shareholders	(26,895)	2,328	85,073
Non-controlling interests	(3,957)	4,594	15,892

	(30,852)	6,922	100,965

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	$ thousands
Balance at January 1, 2016	9,573	190,753	351	(1,192)	(93)	4,019	(45,204)	158,207	48,195	206,402

Total comprehensive loss	-	-	-	-	(81)	-	(26,814)	(26,895)	(3,957)	(30,852)
Dividend to equity holders of the Company (Note 12.C)	-	-	-	-	-	-	(15,000)	(15,000)	-	(15,000)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	73	73
Investment in Pocared by RDC (Note 3.A.3.b))	-	-	-	-	-	1,124	-	1,124	(1,124)	-
Investment of non-controlling interests in consolidated company (Note 3.A.3.b))	-	-	-	-	-	-	-	-	968	968

Balance at December 31, 2016	9,573	190,753	351	(1,192)	(174)	5,143	(87,018)	117,436	44,155	161,591

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	$ thousands
Balance at January 1, 2015	9,573	190,753	351	(2,304)	-	4,019	(46,513)	155,879	36,898	192,777

Total comprehensive income (loss)	-	-	-	(30)	(93)	-	2,451	2,328	4,594	6,922
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	7	7
Non-controlling interests created due to initially consolidated company (Note 3.A.3.b))	-	-	-	-	-	-	-	-	5,434	5,434
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	-	1,073	1,073
Change in non-controlling interests due to loss of control over subsidiaries (Note 3.B.4.f))	-	-	-	-	-	-	-	-	189	189
Sale of financial assets measured at fair value through other comprehensive income (Note 7.D)	-	-	-	1,142	-	-	(1,142)	-	-	-

Balance at December 31, 2015	9,573	190,753	351	(1,192)	(93)	4,019	(45,204)	158,207	48,195	206,402

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non- controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	$ thousands

Balance at January 1, 2014	9,573	190,753	351	(10,513)	3,996	(13,377)	180,783	19,032	199,815

Total comprehensive income (loss)	-	-	-	(421)	-	85,494	85,073	15,892	100,965
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	38	38
Dividend to equity holders of the Company	-	-	-	-	-	(110,000)	(110,000)	-	(110,000)
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	2,000	2,000
Investment in subsidiaries by RDC	-	-	-	-	23	-	23	(64)	(41)
Sale of financial assets measured at fair value through other comprehensive income (Note 7.D)	-	-	-	8,630	-	(8,630)	-	-	-

Balance at December 31, 2014	9,573	190,753	351	(2,304)	4,019	(46,513)	155,879	36,898	192,777

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the year ended December 31
	2016	2015	2014
	$ thousands

Cash flows from operating activities
Net income (loss)	(30,771)	7,045	101,386

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	518	494	251
Financial expenses (income), net	(2,047)	(1,329)	3,077
Stock based compensation and changes in liability in respect of options	73	7	(201)
Impairment of intangible assets	-	-	814
Change in fair value of financial liabilities measured at fair value	(490)	(82)	-
Loss (gain) from disposal and revaluation of investee companies and changes in holdings, net	2,062	(40,590)	(176,095)
Equity in losses of associates, net	13,443	8,566	15,840
Taxes on income	1,236	3,348	45,326
Other	82	(13)	(568)

	14,877	(29,599)	(111,556)

Changes in Assets and Liabilities:
Increase in other accounts receivable	(143)	(561)	(200)
Increase (decrease) in trade payables	(5)	252	(24)
Increase (decrease) in other accounts payable	649	1,072	(263)

	501	763	(487)

Cash paid and received during the year for:

Taxes paid	(1,692)	(24)	-
Interest paid	-	-	(12)
Interest received	1,275	1,167	519

	(417)	1,143	507

Net cash used in operating activities	(15,810)	(20,648)	(10,150)

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the year ended December 31
	2016	2015	2014
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(631)	(452)	(39)
Investment in associates and other companies	(25,021)	(16,631)	(14,531)
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	-	(1,625)	3,074
Proceeds from sale of associates and other companies	71	27,482	283,905
Sale of (investment in) other investments in securities, net	2,822	(28,325)	-
Proceeds from sale of financial assets measured at fair value	-	188	203
Cash provided from acquisition of investments in subsidiaries	-	1,893	-
Taxes paid as a result of realization of investments in companies	-	(1,721)	(19,534)
Withdrawal (investment) of deposits, net	26,879	24,423	(93,628)

Net cash provided by investment activities	4,120	5,232	159,450

Cash flows from financing activities
Dividend paid to the Company's shareholders	(15,000)	-	(110,000)
Investment of non-controlling interests in subsidiaries	1,815	1,641	2,000
Purchase of shares and options from non-controlling interests	-	-	(44)
Repayment of long-term loans	-	-	(4,000)

Net cash provided by (used in) financing activities	(13,185)	1,641	(112,044)

Exchange rate differences in respect of cash and cash equivalents	100	(237)	(3,584)

Increase (decrease) in cash and cash equivalents	(24,775)	(14,012)	33,672

Cash and cash equivalents as of beginning of the year	51,951	65,963	32,291

Cash and cash equivalents as of end of the year	27,176	51,951	65,963

The notes to the consolidated financial statements constitute an integral part thereof.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1- General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is a high technology operational holding company that focuses on building technology companies. Elron's group of companies includes companies at different stages of development operating in various technology fields mainly including medical devices, cyber security, information technology (IT) and software for organizations. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange and Over-The-Counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv, Israel.

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.32% interest in the Company as of December 31, 2016.

As aforementioned, Elron's shares are also registered in the U.S. under Securities and Exchange Commission (SEC) rules, and as such, in addition to the reporting requirements under Chapter F of the Israel Securities Law (1968) applicable to reporting companies in Israel, the Company continues to comply with reporting requirements in accordance with U.S. applicable securities laws and regulations, as long as those apply to Elron.

These financial statements were approved by the Company's Board of Directors on March 21, 2017.

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

Subsidiaries/Consolidated Companies - Companies that are controlled by the Company (as defined in the International Financial Reporting Standard “IFRS 10”) and whose accounts are consolidated with those of the Company.

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

The Company's consolidated financial statements have been prepared on a cost basis, except for the following: financial instruments measured at fair value, investments in associates accounted for using the equity method of accounting and deferred tax assets and deferred tax liabilities.

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

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

Presented below is a description of the critical accounting estimates that were used in preparing the consolidated financial statements of the Company:

Legal claims

When assessing the possible outcomes of legal claims that were filed against the Company, the companies relied on the opinions of their legal counsel and on the signed settlement agreements. The opinions of their legal counsel are based on the best of their professional judgment, and take into consideration the current stage of the proceedings and the legal experience accumulated with respect to the various matters. The results of the claims may be different from such estimates. See additional information in Note 14.

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

Determining the fair value of unquoted financial assets and non-controlling interests

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy and of non-controlling interests in a business combination is determined using valuation techniques including an option-pricing model. At times, the Company contracts independent valuation experts to assist in determining the fair value of such assets. The model's assumptions consist of the price of the underline asset, which is the value of the estimated company's equity, exercise price, expected volatility, expected life, expected dividend and risk-free interest rate. The price of the underlying asset is determined based upon several parameters, including: recent financing rounds, if any, or based upon projected future cash flows discounted at current discount rates applicable for items with similar terms and risk characteristics. Further details are given in Note 7.

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

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent company. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. In circumstances where the non-controlling interest's ownership in a consolidated company is in the form of a preferred security or other senior security, the distribution of profit or losses between the Company and the non-controlling interests is based on the ownership level of the particular security held by the Company that grants it the preferred rights, while considering the distribution order between the different types of securities. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

A transaction with non-controlling interests, whether a sale or an acquisition, is accounted for as an equity transaction. As such, further acquisitions of non-controlling interests by the Company are recognized directly in equity (recorded at capital reserves in respect of transaction with non-controlling interests). Any difference between the amount of the adjustment to non-controlling interest (reflecting the change in relative interest in the subsidiary) and the consideration paid or received by the parent on the change in holding is recognized directly as an increase in equity. In disposal of equity interests while control is retained, an increase or decrease in equity (recorded at capital reserve from transactions with non-controlling interests) is recognized for the amount of the difference between the consideration received by the Company and the carrying amount of the non-controlling interests in the subsidiary which has been added to the Company's equity, taking into consideration realization of goodwill attributed to the subsidiary, if any, and capital reserves resulting from other comprehensive income (loss), in accordance with the decrease in holdings in the subsidiary.

In a business combination achieved in stages, equity rights in the acquiree that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date at fair value by recognizing the gain or loss resulting from the revaluation of prior investment at the acquisition date.

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

In circumstances where the Company's ownership in an associate is in the form of a preferred security or other senior security, the distribution of profit or losses between the Company and the additional shareholders of the associate is based on the ownership level of the particular associate's security held by the Company that grants it the preferred rights, and to which the equity method is being applied, while considering the distribution order between the different types of securities. The distribution between the Company and the additional shareholders of the associate, is determined under the assumption that at the end of the reporting period, the associate company would sell or distribute its assets and repay its liabilities.

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

Assets and liabilities of a Group companies held which their functional currency is other than the U.S dollar and are defined as foreign operation, including any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation, are translated at the closing rate at each reporting date for each reporting date presented. Income and expenses for each period presented in the statement of income are translated at average exchange rates for the presented periods. All resulting translation differences are recognized as other comprehensive income (loss).

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

Financial assets:

Starting January 1, 2012, the Group has early adopted IFRS 9 (2009), Financial Instruments, with regards to the classification and measurement of financial assets commencing January 1, 2012, without early adopting the final version of IFRS 9 (2014), which is detailed in Note 2.V below.

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

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful lives of the property, plant and equipment.

The estimated useful lives for the current and comparative periods are as follows:

Computers, office furniture and equipment	3-14 years (mainly 3 years)
Lab equipment	Mainly 7 years

J.	Intangible assets

1.	Research and development

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

*)          Technology and development in process acquired in business combinations.
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

The following criteria are applied in assessing impairment of associate:

After application of the equity method, the Company examines whether it is necessary to recognize any impairment loss with respect to the investment in associates. The Company examines at each reporting period whether there is objective evidence that the value of the investment in the associate is impaired. Such evidence may include general market data, a decline in the stock market prices, recurring losses, the industry in which the investees operate, failure of research and development efforts, a significant deviation from the business plan, rounds of financing at an amount below the cost basis of the investment and other parameters. The test of impairment is carried out with reference to the entire investment, including excess cost and goodwill attributed to the associate.

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

Part of the Group companies have defined contribution plans pursuant to section 14 to the Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services.

In 2016, the Group recorded expenses in respect of defined contribution plans in the amount of approximately $169 (in 2015 an amount of approximately $160).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

M.	Employee benefits (Cont.)

Additionally, following the termination of the services agreement with DIC (see Note 18.B), the Group will operate a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include expected salary increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation. Remeasurement of the net liability are recorded through other comprehensive income to the accumulated deficit in the period in which they occur.

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

Options granted for the purchase of shares of investee companies are measured at each reporting period at fair value in accordance with the Black and Scholes model. The fair value of the options is recognized as a liability. Any changes in this liability are recognized as an expense or income under line item general and administrative expenses in profit or loss.

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

T.	Examination of the significance of evaluations of assets and obligations for disclosure or inclusion

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

In accordance with the ISA's Position, the Company applies also the "Representative Profit" test representing an accepted measurement tool for examining the results of companies of the Company's category. Representative Profit measurement assists the Company in examining significance and negligibility also in other contexts.

When an evaluation complies with the quantitative conditions for enclosure, the Company examines whether the evaluation does not qualify as very material for qualitative reasons, and therefore will not be enclosed.

U.	Certain immaterial amounts in prior year have been reclassified to conform to the current year presentation.

V.	Disclosure of new IFRS standards in the period prior to their adoption

IFRS 9 (2014) - Financial Instruments

In July 2014, the IASB issued the final and complete version of IFRS 9, "Financial Instruments" ("IFRS 9"), which replaces IAS 39, " Financial Instruments: Recognition and Measurement". IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

The Group adopted in an early adoption IFRS 9's provisions mentioned above in Note 2.G in regards with financial assets, without adopting other provisions of the final version of IFRS 9, as detailed below:

 According to IFRS 9, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected.

According to IFRS 9, changes in fair value of financial liabilities which are attributable to the change in credit risk should be presented in other comprehensive income. All other changes in fair value should be presented in profit or loss. IFRS 9 also prescribes new hedge accounting requirements.

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

The Group intends to adopt IFRS 9 starting January 1, 2018. The Group is evaluating the possible impact of the adoption of IFRS 9 and estimates that the adoption of IFRS 9 is not expected to have a material impact on the financial statements.

IFRS 15- Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 (“IFRS 15” or the "new standard"). IFRS 15 replaces the current revenue recognition provisions and introduces a five-step model that will apply to revenue earned from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract combination and accounting for contract modifications.
Step 2: Identify the separate performance obligations in the contract.
Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.
Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or using estimates and assessments.
Step 5: Recognize revenue when the entity satisfies a performance obligation over time or at a point in time.

IFRS 15 is to be applied retrospectively for annual periods beginning on January 1, 2018. Early adoption is permitted.

The new Standard allows the option of modified retrospective adoption with certain reliefs according to which the new Standard will be applied to existing contracts from the initial period of adoption and thereafter with no restatement of comparative data. Under this option, the Company will recognize the cumulative effect of the initial adoption of the new Standard as an adjustment to the opening balance of retained earnings (or another component of equity, as applicable) as of the date of initial application. Alternatively, the new Standard permits full retrospective adoption with certain reliefs. The Group intends to apply IFRS 15 starting January 1, 2018, while electing to use the modified retrospective adoption method and to recognize the cumulative effect of the initial adoption of the new Standard as an adjustment to the opening balance of retained earnings. The Company has no revenues in its consolidated financial statements. However, some of the Group companies recognize revenues in their financial statements. The Group did not complete the evaluation of the new Standard's expected effect on the Company’s share in the equity losses from its affiliates.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, "Leases" (the "new Standard"). According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to the new Standard:

•
Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, "Leases".

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

V.	Disclosure of new IFRS standards in the period prior to their adoption (Cont.)

•
Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expense separately.

•
Variable lease payments that are not dependent on changes in the Consumer Price Index ("CPI") or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

•
In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and the effect of the remeasurement is an adjustment to the carrying amount of the right-of-use asset.

•
The new Standard includes two exceptions according to which lessees are permitted to elect to apply a method similar to the current accounting treatment for operating leases. These exceptions are leases for which the underlying asset is of low value and leases with a term of up to one year.

•	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

The new Standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted provided that IFRS 15, "Revenue from Contracts with Customers", is applied concurrently.

For leases existing at the date of transition, the new Standard permits lessees to use either a full retrospective approach, or a modified retrospective approach, with certain transition relief whereby restatement of comparative data is not required.

The Group is evaluating the possible effects of the new Standard.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees

A.	Subsidiaries

1.	Additional information about subsidiaries that are held by the Company

 Subsidiary with material non-controlling interests

	Principal place	Equity interest and voting rights of non- controlling
	of business	interests

As of December 31, 2016 and December 31, 2015:
RDC (1)	Israel	49.90%

(1)	Held through fully owned corporate company, DEP Holding Technology Ltd ("DEP").

2.	Summarized financial information of a subsidiary with material non-controlling interests (*)

Balances in respect of RDC's statement of financial position:

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity attributable to shareholders of the company	Non-controlling interests

As of December 31, 2016	54,702	28,695	3,189	9	40,384	39,815

As of December 31, 2015	69,959	21,272	1,022	2,115	44,339	43,755

(*)	The information presented does not include excess cost and goodwill.

Results of operations in RDC's statements:

	Profit (loss) for the year	Profit (loss) attributable to non- controlling interests	Other comprehensive income	Total comprehensive income (loss)

For the year ended December 31, 2016	(6,286)	(3,137)	-	(6,286)

For the year ended December 31, 2015	15,168	7,569	-	15,168

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

A.	Subsidiaries (Cont.)

RDC's cash flows:

	For the year ended December 31
	2016	2015
Operating activities	(519)	(4,138)
Investment activities	(18,510)	8,491
Increase (decrease) in cash and cash equivalents	(19,029)	4,353

3.	Significant changes in investments in consolidated companies during the reporting period

a)	RDC

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

As of the reporting date, intangible assets include an amount of $3,051 in respect of this agreement (see Note 10).

b)	Pocared

Pocared Diagnostics Ltd. ("Pocared"), is developing a real-time and automated system for infectious diseases diagnosis using optical technology. As of the reporting date, Elron's consolidated holding in Pocared's outstanding share capital is 67% (55% held directly and 12% held by RDC).

In February 2015, Elron and other shareholders invested in Pocared an amount of $5,000 in consideration for Preferred A-1 shares and warrants to purchase additional Preferred A-1 shares (Elron's share was approximately $4,450).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

A.	Subsidiaries (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

b)	Pocared (Cont.)

Following the completion of this investment, Elron's holding in Pocared's outstanding share capital increased from approximately 50.3% to approximately 53.3%, and from approximately 44.3% to approximately 50.1% on a fully diluted basis. As a result, following the aforementioned investment, and for the first time, Elron held the majority of voting rights in Pocared, taking into account the substantive voting rights as defined in IFRS 10, Consolidated Financial Statements. In addition, and for the first time, Elron was granted the right to appoint the majority of the directors serving on the Board of Directors of Pocared. As a result and beginning February 2015, Pocared became a consolidated company, and accordingly, Elron recorded a gain in the first quarter of 2015 in the amount of approximately $10,100 with respect to the re-measurement of the fair value of Elron's shareholdings in Pocared prior to its initial consolidation (i.e. fair value, as detailed below, of $10,800, with the deduction of the carrying amount of the holding in Pocared prior to obtaining control in the amount of $700). This gain was recorded under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income.

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

The fair value of Elron's holdings in Pocared as of the date of initial consolidation was estimated at approximately $15,250 and included an approximately $4,450 cash payment as well as an amount of approximately $10,800, which represents the fair value of the Company's investment on the date control was obtained. The fair value of non-controlling interests was estimated on the date of initial consolidation at approximately $5,400. As a result, at the time of the business combination, an intangible asset, in the amount of $14,400, attributed mostly to IPR&D, was recognized. The amortization of this asset will commence when sales from the relevant development will start. The rate of depreciation will be determined according to an estimation of the time of sales from this development.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

A.	Subsidiaries (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

b)	Pocared (Cont.)

In September 2015, Pocared entered into an additional investment agreement with Elron and other of its shareholders in the amount of $10,000, which agreement also involved a recapitalization of Pocared's equity. The investment amount was invested in two installments in consideration for Preferred B1 shares and warrants to purchase additional Preferred B1 shares (Elron’s share in the total investment amount was approximately $9,000). The first installment, in the amount of $5,000, was invested immediately. In January 2016, the second installment was invested (Elron’s share in each installment was approximately $4,500).

In the years 2016 and 2015 some of Pocared's shareholders, including Elron, granted loans to Pocared in the total amount of $5,000 (Elron's share in the loans was approximately $4,700).

In July 2016, Pocared entered into an additional investment agreement with RDC and other of its shareholders in an amount of $10,000, in consideration for additional Preferred B1 shares and warrants to purchase additional Preferred B1 shares (RDC's share was approximately $9,000). The investment amount was invested immediately. In addition, according to the investment agreement, the aforementioned loans in the amount of approximately $5,200 (principal plus accrued interest) were converted into Preferred B1 shares and warrants to purchase additional Preferred B1 shares (Elron’s share in the loans including interest was approximately $4,800). Following the completion of this investment, a capital reserve from transactions with non-controlling interest was recognized and recorded in the amount of $1,124.

Following the completion of this investment agreement, Elron's consolidated holding in Pocared's outstanding share capital increased from approximately 58% to 67% and from approximately 60% to 68% on a fully diluted basis (effective holding of approximately 61% outstanding share capital and 60% on a fully diluted basis).

As part of an annual test, the Company examined if there is a need to amortize the IPR&D asset attributed to Pocared as of the reporting date. The examination was conducted with the assistance of an external appraiser, and showed that there is no need to recognize an impairment of the IPR&D asset attributable to Pocared. The valuation was conducted using forecasted cash flows (income approach) which will derive from Pocared's future revenues resulting from the technology attributed to Pocared’s IPR&D, using a WACC of 45%, and a 3% long term growth rate.

In February 2012, the Company approved the granting of phantom options over shares of Pocared held by Elron, to the former Chairman and an additional employee of the Company. These options shall only be cash exercisable and represent approximately 0.5% of Pocared's share capital. The influence of this grant on the Company's profit or loss in 2016 and 2015 was immaterial (in 2014 the Company recorded an income of $231 in regards with these options).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

A.	Subsidiaries (Cont.)

3.	Significant changes in investments in consolidated companies during the reporting period (Cont.)

c)	Financial data of previously consolidated and initially consolidated companies

	Companies previously consolidated as of the date of deconsolidation
	2016	2015	2014

Cash and cash equivalents	-	375	-
Current assets (excluding cash and cash equivalents)	-	240	-
Non-current assets	-	253	-
Current liabilities	-	(1,087)	-

	Companies initially consolidated, as of the date of initial consolidation
	2016	2015	2014
Cash and cash equivalents	-	6,345	-
Current assets (excluding cash and cash equivalents)	-	264	-
Non-current assets	-	867	-
Current liabilities	-	(1,190)	-

B.	Investments in associates accounted for using the equity method of accounting:

1.	Composition

	December 31
	2016	2015
Carrying amount of the shares and loans in the statement of financial position	23,508	15,529
The carrying amount of the shares and loans includes:
Allocated excess of cost	2,801	4,098
Goodwill	1,834	644
	4,635	4,742

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting: (Cont.)

1.	Composition (Cont.)

According to the Company's accounting policy as described in Note 2.E above, the aggregate equity in losses not recognized by the Company, amounted to a total of approximately $1,203 from the date of acquisition until December 31, 2016 (not including companies that as of the reporting date were not held by the Company) and for the year ended on December 31, 2016 a total amount of $1,064 (and for companies held by the Company as of December 31, 2015- approximately $139 from the date of acquisition through December 31, 2015).

See Note 15.F for further details with respect to losses in respect of associates for the years ended December 31, 2016, 2015 and 2014.

2.	Summarized data of the financial statements of associates, unadjusted to the Group's percentage of holdings (*)

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non- controlling interests

As of December 31, 2016
BrainsGate Ltd.	18,320	62	18,382	2,285	3,739	6,024	12,358	-

As of December 31, 2015
BrainsGate Ltd.	8,436	76	8,512	2,291	1,687	3,978	4,534	-

(*)          The information presented does not include excess cost and goodwill.

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the year	Loss attributable to shareholders of the company	Loss attributable to non- controlling interests	Other comprehensive income (loss)	Total comprehensive loss

2016
BrainsGate Ltd.	-	-	(5,690)	(7,090)	(7,090)	(7,090)	-	-	(7,090)

2015
BrainsGate Ltd.	-	-	(6,378)	(6,213)	(6,213)	(6,213)	-	-	(6,213)

2014
BrainsGate Ltd.	-	-	(5,940)	(6,002)	(6,002)	(6,002)	-	-	(6,002)
Pocared Diagnostics Ltd. (**)	-	-	(8,741)	(10,692)	(10,692)	(10,692)	-	-	(10,692)
Total	-	-	(14,681)	(16,694)	(16,694)	(16,694)	-	-	(16,694)

(**)        In February 2015 became a consolidated company, see also Note 3.A.3.b) above.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

3.	Additional information about material associate that is held by the Company:

a)	General information

	Principal place of	Equity interest and voting	Company's participating in gain (loss)
	business	rights (1)	rights (2)

As of December 31, 2016:
BrainsGate Ltd.	Israel	29.82	29.86

As of December 31, 2015:
BrainsGate Ltd.	Israel	29.84	29.84

(1)	Reflects the Company's ownership interests in the ordinary shares and the preferred shares of the investee companies on an as-converted-basis, and does not take full dilution into account.

(2)
In most of the investees the Company invests in the form of a preferred security or other senior security, that grants it the preferred rights over common shares. Therefore, the Company recognizes losses based on its share in the associate's security or loan held by the Company that grants it the preferred rights, and to which the equity method is being applied, and not based on the Company's equity interests. See also Note 2.E.

b)	Reconciliation to the carrying amount of the Company's interest in material associate:

	BrainsGate
	As of December 31,
	2016	2015

Total equity	12,358	4,534

Participating share in profit or loss of the associate (*)	29.5%	30.7%

	3,646	1,392

Excess cost	10	10
Share in the equity attributable to employee options	(1,562)	(1,562)
Other adjustments	1,234	542

Balance of the investment in the associate	3,328	382

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

3.	Additional information about associates that are held by the Company:

b)	Reconciliation to the carrying amount of the Company's interest in material associate: (Cont.)

	BrainsGate
	For the year ended December 31,
	2016	2015
The results of operations of the associates

Total comprehensive loss	(7,090)	(6,213)

Participating share in profit or loss of the associate (*)	29.5%	30.7%

	(2,092)	(1,908)

Company’s share in revaluation of options to shareholders	435	(53)

Company's share in loss of the associate	(1,657)	(1,961)

(*)	Represents the weighted average participating rate of Elron in BrainsGate’s losses in these years. See also Note 2.E above.

For details regarding the participating rate in BrainsGate's losses, see investment agreements detailed in Note 3.B.4.b).

c)	Other associates

The book value of the Company's aggregate share in other associates, as of December 31, 2016 is $20,180 (as of December 31, 2015- $15,147). The Company's aggregate share in the loss and in the other comprehensive loss of other associates for the year ended December 31, 2016 is $11,786 (for 2015- $6,605).

4.	Significant changes in investments in associates during the reporting period

a)	Given

Given Imaging Ltd. ("Given") provided minimally invasive diagnostic products for visualization and detection of disorders of the gastrointestinal tract, and was traded on Nasdaq and the Tel‑Aviv Stock Exchange (symbol: GIVN), until the completion of the merger, as detailed below. Prior to the completion of the merger, Elron and RDC held approximately 21% and 8% of Given, respectively. Given was accounted for under the equity method of accounting, until its classification as held for sale in December 2013.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

4.	Significant changes in investments in associates during the reporting period (Cont.)

a)	Given

In December 2013, Given signed an agreement with an entity of the Covidien corporation (the "Purchaser") and a subsidiary fully owned by the Purchaser, according to which, by way of merger between the Purchaser's subsidiary and Given, the entire share capital of Given was transferred to the Purchaser for a cash consideration to Given's current shareholders of $30 per share (the "Transaction" or the "Given Merger"). The share of Elron and RDC in the consideration, less tax payments and transactions costs, was approximately $204,000 and $61,000, respectively. On February 2014, the Transaction was completed and the aforementioned consideration was received.

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

In January 2015, Brainsgate entered into an investment agreement with Medtronic and additional shareholders of BrainsGate, including Elron, in the amount of $26,000. The investment agreement was invested in two installments in consideration for Preferred BB shares and warrants for Preferred BB shares. Elron's share in the total investment amount was approximately $7,900. The first installment in the amount of $11,000 was invested immediately (Elron's share in the first installment was approximately $3,300). In July 2016, the second installment was invested (Elron's share in the second installment was approximately $4,600). Elron's holding in BrainsGate's outstanding share capital did not change following this investment.

In addition, with the completion of the first installment, BrainsGate's equity was re-capitalized such that all outstanding Preferred shares on the date of investment were converted into ordinary shares of BrainsGate, and all warrants to purchase preferred shares became warrants to purchase ordinary shares as of the date of investment.

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

In February 2015, CartiHeal entered into an investment agreement with its principal shareholders, including Elron, to increase the investment agreement dated January 2012, by an amount of $3,000 in consideration for Preferred D shares and warrants for Preferred D shares. The total investment amount was invested immediately in CartiHeal. Elron's share in this amount was approximately $1,300.

In December 2015, CartiHeal entered into an investment agreement in the amount of $12,000 in a round led by Johnson & Johnson Innovation - JJDC Inc., and in which additional shareholders of CartiHeal, including Elron, participated, in consideration for Preferred E shares. Elron's share in the investment amount was approximately $4,100. In addition, as part of this investment agreement, CartiHeal's shareholders, including Elron, exercised their warrants for Preferred D shares, in consideration for $3,000 (Elron's share was approximately $1,300).

d)	Kyma

Kyma Medical Technologies Ltd. ("Kyma"- which subsequent to its sale, as detailed below, changed its name to Zoll Medical Israel Ltd.) is developing a remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients. Prior to the sale of Kyma, as detailed below, RDC held approximately 53% of Kyma's outstanding share capital and approximately 36% on a fully diluted basis and the investment in Kyma was accounted for under the equity method of accounting.

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

Out of the Immediate Consideration, RDC received an amount of approximately $18,800 (of which an amount of approximately $2,200 was deposited in escrow for a period of 24 months in order to secure certain indemnification obligations to the Acquirer). In addition, at the date of the completion of the Transaction, RDC recognized an asset in respect of the Contingent Consideration valued at the amount of approximately $5,200, which was determined with the assistance of an independent appraiser. The fair value of the contingent consideration as of December 31, 2016, was also determined with the assistance of an independent appraiser, and was valued at the amount of approximately $6,100. The change in fair value was recorded under line item gain from disposal and revaluation of investee companies and changes in holdings, net.

As a result of the Transaction, Elron recognized a net gain attributable to the Company's shareholders in the amount of approximately $8,900 in 2015 (a consolidated net gain in the amount of approximately $17,800).

e)	Coramaze

Coramaze Technologies GmbH (“Coramaze”) is a German company developing a minimally invasive device to treat functional mitral valve regurgitation. As of the reporting date, Elron held approximately 28% of Coramaze’s outstanding shares. The investment in Coramaze is accounted for under the equity method of accounting.

In August 2015, Elron entered into its first investment agreement with Coramaze and its existing shareholders, in the amount of €4,500 thousand (Elron's share in the investment is €3,500 thousand). The investment was invested in two equal installments in consideration for Preferred A shares. The first installment in the amount of €2,250 thousand (approximately $2,500) was invested immediately. The second installment was invested in June 2016. Elron’s share in each installment was €1,750 thousand (approximately $2,000).

In February 2017, subsequent to the reporting date, Coramaze entered into an agreement with its shareholders, including Elron, and a new investor, to increase the August 2015 investment agreement by up to €4,000 thousand to be invested in two installments, in consideration for preferred A shares (Elron’s share in the total investment is €1,700 thousand). The first installment in the amount of €1,850 thousand (approximately $2,000) was invested immediately. Elron’s share in this installment was €850 thousand (approximately $900). Upon the completion of the entire investment, Elron is expected to hold approximately 31% of Coramaze's outstanding shares and the investment in Coramaze will continue to be accounted for under the equity method of accounting.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

4.	Significant changes in investments in associates during the reporting period (Cont.)

f)	Cloudyn

Cloudyn Software Ltd. ("Cloudyn") develops and markets software-as-a-service (SaaS) solutions for cloud business management in global organizations. As of the reporting date, Cloudyn is accounted for under the equity method of accounting, and its outstanding shares are approximately 40% held by RDC (through RDSeed Ltd. - "RDSeed", RDC's fully owned corporate subsidiary).

In August 2014, an investment in Cloudyn was completed in the amount of approximately $3,500 in consideration for Preferred B shares. The investment agreement included a $2,000 investment by a new investor and also a conversion of loans in the amount of approximately $1,500 granted to Cloudyn by RDC

In July 2015, an investment in Cloudyn was completed in the amount of $1,500 in consideration for Preferred B shares. RDC's share was $750.

In December 2015, an investment agreement between Cloudyn, its shareholders (including RDC) and a new investor was completed, in the amount of $9,000 in consideration for Preferred B1 shares and warrants for Preferred B2 shares. RDC's share was $1,250.  Following the investment, RDC's holding in Cloudyn's outstanding share capital decreased from approximately 55% to 42% (and from approximately 52% to  35% on a fully diluted basis).

Following this investment, which also brought about a change in Cloudyn's board of directors, RDC lost control over Cloudyn and commencing from the fourth quarter of 2015, the investment in Cloudyn is accounted for under the equity method of accounting. As a result, and in accordance with IFRS 10's provisions, Elron recognized in the fourth quarter of 2015 a net gain attributable to Elron's shareholders in the amount of approximately $2,400 (a consolidated net gain in the amount of approximately $4,700), resulting mainly from the revaluation to fair value of RDC's investment in Cloudyn, under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income. The fair value of the investment and the purchase price allocation to Cloudyn's assets was determined with the assistance of an independent appraiser. Most of the purchase price allocation was attributed to technology and customer relations.

g)	Open Legacy

Open Legacy Technologies Ltd. ("Open Legacy") is a company which develops and markets a platform allowing integration of information systems in organizations, based on API (Application Programming Interface). As of the reporting date, RDC (through RDSeed), held approximately 45% of Open Legacy's outstanding shares and the investment in Open Legacy is accounted for under the equity method of accounting.

In October 2016, an investment in Open Legacy in the amount of approximately $4,500 was completed, with the participation of new investors and Open Legacy's shareholders, including RDC (RDC's share was approximately $2,300), in consideration for Preferred shares. Additionally, as part of the investment agreement, the balance of convertible loans provided to Open Legacy by its shareholders in the amount of approximately $1,900 was converted into Preferred shares (RDC's share was $1,200).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

4.	Significant changes in investments in associates during the reporting period (Cont.)

g)	Open Legacy (Cont.)

In February 2017, subsequent to the reporting date, RDC, new investors and other shareholders of Open Legacy signed an agreement to increase the aforementioned financing round to an amount of approximately $6,800. As a result, subsequent to the reporting date, RDC's holding in Open Legacy's outstanding shares decreased to approximately 40%.

h)	SixGill

SixGill Ltd. ("SixGill") develops and provides an automated system that crawls the Dark Web and extracts information to provide its customers with relevant intelligence and alerts regarding possible or ongoing cyber-attacks against the enterprise. Elron holds approximately 22% of SixGill's outstanding shares and the investment in SixGill is accounted for under the equity method.

In April 2016, Elron completed its first investment in SixGill as part of a $3,000 financing round together with an additional Sixgill shareholder, in consideration for Preferred A shares and warrants for Preferred A shares. Elron's share in the investment amount was $2,500.

i)	SecuredTouch

SecuredTouch Inc. ("SecuredTouch") develops and provides a real time identity verification platform for mobile apps and mobile websites, that profiles users based on their physical behavior with touchscreen devices, allowing for seamless and persistent identity verification. RDC holds approximately 29% of SecuredTouch's outstanding shares and the investment in SecuredTouch is accounted for under the equity method.

In May 2016, RDC completed its first investment in SecuredTouch as part of a $2,500 financing round together with some of SecuredTouch's additional shareholders, in consideration for A1 shares. RDC's share in the investment amount is $2,200.

j)	Alcide

Alcide.IO Ltd. ("Alcide") is developing a security solution for emerging data center environments to enable visibility and security policy enforcement for hybrid data centers. As of the reporting date, Elron held approximately 30% of Alcide's outstanding shares and the investment in Alcide is accounted for under the equity method.

In June 2016, Elron completed its first investment in Alcide, in the amount of $1,500 in consideration for Preferred A shares.

In February 2017, subsequent to the reporting date, Elron invested in Alcide an amount of $750, as part of a financing round in the amount of up to $4,000 with the participation of new investors, in consideration for Preferred A-1 shares. As a result, subsequent to the reporting date, Elron’s holdings in Alcide's outstanding shares decreased to approximately 26% and the investment will continue to be accounted for under the equity method.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

B.	Investments in associates accounted for using the equity method of accounting (Cont.):

4.	Significant changes in investments in associates during the reporting period (Cont.)

j)	Nitinotes

Nitinotes Ltd. ("Nitinotes) is developing an endoscopic procedure that mimics gastric sleeve surgery for treatment of obesity. As of the reporting date, Elron holds approximately 14% of Nitinotes's outstanding shares.

In September 2016, Elron entered into its first investment agreement with Nitinotes, together with other shareholders of Nitinotes, for an approximately $4,100 investment in Nitinotes, to be invested in three installments, in consideration for Preferred A shares (Elron's share is approximately $3,000). The first installment in the amount of approximately $1,000 was invested immediately (Elron's share in the first installment was approximately $800).

Upon the completion of the entire investment Elron is expected to hold approximately 36% of Nitinotes's outstanding shares. the investment in Nitinotes is accounted for under the equity method since, among other things, Elron has the right to appoint over 20% of Nitinotes's board members.

In March 2017, subsequent to the reporting date, the second installment in the amount of approximately $1,000 was invested (Elron’s share in the second installment was approximately $800). Following the second installment, Elron holds approximately 24% of Nitinotes’s outstanding shares.

k)	Secdo

Cyber Secdo Ltd. ("Secdo") is operating in the field of automatic detection and investigation of cyber events in organizations through a platform that protects endpoints. As of the reporting date, RDC held approximately 24% of Secdo's outstanding shares and the investment in Secdo is accounted for under the equity method.

In September 2016, RDC completed its first investment in Secdo, in the amount of $6,000, together with other Secdo's shareholders, in consideration for Preferred A-1 shares. RDC's share in the investment amount is $4,000.

In February 2017, subsequent to the reporting date, Secdo increased the aforementioned financing round by an additional $2,000 from new investors. As a result, subsequent to the reporting date, RDC's holding in Secdo's outstanding shares decreased to 22%.

l)	Ironscales

Ironscales Ltd. (“Ironscales”) is developing and providing a SaaS solution whose goal is to interactively teach employees how to detect and resist spear phishing attempts. As of the reporting date, RDC holds approximately 27% of Ironscales's outstanding shares and the investment in Ironscales is accounted for under the equity method.

In October 2015, RDC completed its first investment in Ironscsales as part of  a financing round in the total amount of $1,500, in two equal installments in consideration for Preferred A shares and warrants for Preferred A shares. The first installment in the amount of $750 was invested immediately. In November 2016, the second installment was invested.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 4- Cash and cash equivalents

	December 31
	2016	2015

Cash	6,397	20,779
Cash equivalents - short-term deposits (*)	20,779	31,172

	27,176	51,951

(*)	The deposits bear interest rate, which is determined based on the deposit period and currency. The interest rate on deposits as of December 31, 2016, is between 0.2% to 1.3%.

Note 5- Other investments in securities, net

	December 31
	2016	2015

Debentures (A)	25,284	23,115
Other securities	-	4,930

	25,284	28,045

(A)	Investment in debentures denominated in USD, carrying an interest linked to the Libor. These debentures are financial assets measured at fair value through profit or loss.

Note 6- Other accounts receivable

	December 31
	2016	2015

Escrow deposits (A)	3,328	-
Contingent consideration (B)	1,615	-
Government institutions	236	348
Prepaid expenses	443	148
Other	368	404

	5,990	900

(A)
During 2017, the Company has the right to receive the escrow deposits from the sale of Kyma (see Note 3.B.4.d) above) and Jordan Valley (see Note 7.C below). As of December 31, 2015, these amounts was included as part of long term receivables.

(B)
The fair value of a portion of the contingent consideration from the sale of Jordan Valley (see Note 7.C below) to be received during 2017. As of December 31, 2015, the fair value of this portion was included as part of long term receivables.

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

2.
Company Security Transaction Method ("CSTM") - According to the CSTM method, the value of each investee is estimated based upon recent transaction prices in the investee's securities. For these transactions to be relied upon to develop an estimate of fair value, they must be arm's length transactions. Additional factors considered in this analysis include: size, amount and type of shares sold; the timing of the transaction relative to the estimation date; differences in the rights, preferences, marketability; control of the transaction securities; participation of new investors and existing shareholders, volatility in the investee's projections and the volatility of comparable firms.

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

In  2016, 2015 and 2014, Notal’s major shareholders, including Elron, invested in Notal amounts of $10,000, $3,000 and $5,000, respectively (Elron's share in these amounts was approximately $2,000, $600 and $1,000, respectively) in consideration for Preferred C shares and warrants for Preferred C shares. Additionally, during 2016, Elron exercised options for Preferred C shares in the amount of approximately $600.

In October 2016, Notal signed an investment agreement with its major shareholders, including Elron, in the amount of $10,000 in consideration for Preferred D shares (Elron's share in the total investment amount is approximately $1,800). The first installment in the amount of $5,000 was invested immediately (Elron's share in the first installment was approximately $900). In March 2017, subsequent to the reporting date, the second installment in the amount of $1,500 was invested (Elron’s share in this installment was approximately $270). Elron's holdings in Notal's share capital did not change significantly following these investments.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7- Investments in other companies measured at fair value (Cont.)

A.	Notal (Cont.)

Notal's fair value as of December 31, 2016 was determined with the assistance of an independent appraiser, and estimated at approximately $15,000. The significant details included in the valuation of an investment in unquoted shares are as follows:

1.
The value of Notal established by the Appraiser: Approximately $73,400. Accordingly, the value of Elron's interest was determined at $15,000. As a result, in 2016 Elron recorded a loss of approximately $3,200 in respect of the change in the value of Notal, recorded under line item gain (loss) from disposal and revaluation of investee companies and changes in holdings, net in the statement of income. The decrease in the value of the investment in Notal was offset by an increase in the amount of approximately $3,500 as a result of Elron's investments in Notal (see above).

2.	The valuation model used by the Appraiser:

a.	The DCF Method was used to determine Notal's value (enterprise value).
b.
The Option Pricing Model (OPM), using the formulas of Black and Scholes model, was used to allocate Notal's value to different classes of shares and to determine the value of Elron's interest accordingly.

3.	The assumptions used:

a.	The discount rate (WACC): 18%.
b.	The long term growth rate/ terminal value: Discounted cash flows were computed until the end of the patent's life. The valuation did not use "representative year".
c.	The standard deviation: The volatility used in the Black and Scholes model was 52.5%.

B.	Aqwise

Aqwise – Wise Water Technologies Ltd. ("Aqwise") provides biological water and wastewater treatment solutions for the industrial and municipal markets. As of the reporting date, Elron holds approximately 19.8% of Aqwise's outstanding shares and 18% on a fully diluted basis and the investment in Aqwise is accounted for as a financial asset measured at fair value through profit or loss.

The fair value of the investment in Aqwise as of December 31, 2016 was determined with the assistance of an independent appraiser, and estimated at approximately $4,500, with no significant change from the value as of December 31, 2015.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7- Investments in other companies measured at fair value (Cont.)

C.	Jordan Valley (Cont.)

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

Out of the Immediate Consideration, the Company received an amount of approximately $12,000 (of which an amount of approximately $1,300 was deposited in escrow for a period of 18 to 30 months, mainly in order to secure certain indemnification obligations of the selling shareholders to the Acquirer). The Company may receive an additional amount of up to approximately $2,200 out of the Contingent Consideration. In 2015, the Company recorded an asset in the amount of approximately $1,000 in respect of the contingent consideration (as of December 31, 2016 the fair value of this asset is approximately $1,700).

D.	Enablence

In 2010, Elron received shares and debentures of Enablence Technologies Inc. ("Enablence"), due to the sale of Teledata Networks Ltd. Enablence is a foreign company publicly traded on the TSX Venture Exchange. The investment in Enablence shares was accounted for as a financial asset measured at fair value through other comprehensive income and measured according to its market value.

During 2015, 2014 and 2013, all of Enablence's shares were sold in the market, in consideration for approximately $500. As a result of this sale, the comprehensive loss that was recognized in respect of these shares was classified from capital reserve for financial assets measured at fair value through other comprehensive income into retained earnings.

Note 8- Long term receivables

	December 31
	2016	2015

Contingent consideration (A)	6,222	6,740
Escrow deposits (B)	171	3,502
Other	138	153

	6,531	10,395

(A)
The Group recorded assets in respect of contingent consideration from the sale of Kyma (see Note 3.B.4.d) above) and from the sale of Jordan Valley (see Note 7.C above). As of December 31, 2016 part of this amount was classified as part of other accounts receivable in accordance with its expected maturity date (see Note 6 above).

(B)
According to the sale agreement of Kyma and Jordan Valley during 2015, a portion of the consideration was deposited in escrow, in bank deposits. As of December 31, 2016 the majority of the balance was classified as part of other accounts receivable in accordance with its expected maturity date (see Note 6 above).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 9- Property and equipment, net

Most of the balance of the property and equipment, net as of December 31, 2016 and December 31, 2015 is attributable to Pocared's property and equipment, which was consolidated for the first time in February 2015 (see Note 3.A.3.b) above). The majority of the fixed assets is attributed to lab equipment which is depreciated mainly over 7 years.

Note 10- Intangible Assets

	Technology
	and in-process	Agreement
	Development (1)	with Rafael (1),(2)	Total

Cost
Balance at January 1, 2015	1,461	3,051	4,512
Additions due to business combinations (3)	14,387	-	14,387
Decrease due to sale of consolidated company (4)	(1,461)	-	(1,461)
Balance at December 31, 2015 and at December 31, 2016 (5)	14,387	3,051	17,438

Acrrued amortization and impairment
Balance at January 1, 2015	1,084	-	1,084
Amortization recognized during the year	197	-	197
Decrease due to sale of consolidated company (4)	(1,281)	-	(1,281)
Balance at December 31, 2015 and at December 31, 2016 (5)	-	-	-

Amortized cost
Balance at December 31, 2016 and at December 31, 2015	14,387	3,051	17,438

(1)	The Company examines the need for impairment in regards with these assets at least once a year.
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

(3)	As a result of the initial consolidation of Pocared (see Note 3.A.3.b)).
(4)	As a result of ceasing consolidation of Cloudyn (see Note 3.B.4.f)).
(5)	In 2016, there was no change in the balance of the intangible assets.

Note 11- Other accounts payable

	December 31
	2016	2015
Accrued expenses	1,185	1,722
Liabilities to employees in respect of payroll	1,313	1,695
Governmental institutions (A)	4,233	1,299
Other payables(B)	1,228	851
	7,959	5,567

(A)
Including short term taxes as well as provision related to indirect taxes. In 2016, the Company received a tax assessment from the VAT authorities regarding the years 2011-2015, in the total amount of approximately $2,500 bearing interest and linked to the CPI. The Company disputes the claims and accordingly, filed an objection to the VAT authorities. The Company deems the provision in the financial statements to be sufficient.

(B)	Also includes liability related to legal proceedings (see Note 14 below).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 12- Equity

A.	Composition of share capital:

	December 31,
	2016		2015
	Registered	Issued and outstanding	Registered	Issued and outstanding
	Number of shares

Ordinary shares of NIS 0.003 par value each	35,000,000	29,743,767	35,000,000	29,743,767

Elron's shares are Quoted on the Tel Aviv Stock Exchange and the over-the-counter market in the United States (see also Note 1.A).

B.	Capital management in the Company

The Company's and its subsidiaries' capital management policy is to maintain a strong equity base in order to preserve their ability to ensure business continuity thereby creating a return for the shareholders, to uphold their commitments to other interested parties such as credit givers and employees, and in order to support future development activity.

The Company is not under any minimal equity requirements nor is it required to attain a certain level of capital return.

C.	Dividend

In June 2016, the Court approved a dividend distribution of $15,000 (constituting an amount of $0.504307 per share) not out of the Company's profits, pursuant to Section 303 of the Israeli Companies Law, 1999. On August 29, 2016, in accordance with the approval of the Court, the Company's Board of Directors approved the distribution of a dividend in the amount of $15,000. On September 26, 2016 the dividend was distributed to the Company's shareholders.

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

B.	Revenues based on the location of customers, are as follows:

	December 31,
	2016	2015	2014

USA	-	630	279
Other	-	259	95

	-	889	374

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

On April 5, 2016, a request was submitted to the District Court pursuant to which an agreement was reached on a partial settlement agreement (between all the plaintiffs and all the defendants except the Company and the group of directors on its behalf(. The settlement was attached to the request, according to which, inter alia, to the extent the settlement is approved, the compensation (also including compensation for the plaintiffs, expenses and attorneys' fees) in the final total amount of NIS 46,000 thousand (approximately $12,000) will be paid.

The proceedings between the plaintiffs and the Company and the group of directors on its behalf are continuing. Nevertheless, in January 2017, subsequent to the reporting date, a complementary settlement agreement signed by plaintiffs, the Company and the group of directors on its behalf was submitted to the court (the "Complementary Settlement Agreement"), pursuant to which Elron’s liability to the plaintiffs will not exceed NIS 4,250 thousand (approximately $1,100), which includes compensation to the plaintiffs, costs and contribution to attorney fees. The Complementary Settlement Agreement is subject to court approval and there is no assurance that such approval will be obtained and if it will be approved in its specific wording as submitted to the Court. The line item, other expenses, in the Statement of Income includes an update to the provision considering the developments in this claim.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 14- Contingent liabilities, pledges and commitments (Cont.)

A.	Legal claims (Cont.)

2.
If the Company is involved in claims, in addition to the one described above, in the ordinary course of business, a provision related to the costs that may result from these claims is recognized only when it is more likely than not that an obligation originating from past events will arise, and the amount of that obligation can be quantified or estimated within a reliable range. The amount of the provisions is based on the estimated risk factor in every claim. Events occuring during legal deliberations may require a renewed valuation of that estimation. The Company's estimation of the risk is based on the legal opinion of its legal consultants as well as the Company's estimation of probable settlement amounts that the Company may pay, providing both parties agree to the settlement's conditions. As of the reporting date, no provision was included in the financial statements in respect of these additional claims.

B.	Commitments

1.
The Group has commitments in regards with possible indemnification for presentations given in transactions for sale of investee companies, such as Medingo Ltd., which was sold in 2010. For details regarding sale of Group companies during the reporting periods, see Notes 3 and 7 above.

2.	For details about the Services Agreement with DIC and its termination subsequent to the reporting date, see Note 18.B.

3.	For details about other commitments with related parties, see Note 18.

Note 15- Supplementary statement of income data

A.	Gain (loss) from disposal and revaluation of investee companies and changes in holdings, net

	For the year ended December 31
	2016	2015	2014

Kyma (see Note 3.B.4.d))	407	21,106	-
Pocared (Note 3.A.3.b))	-	10,120	-
Cloudyn (Note 3.B.4.f))	-	4,728	-
Given Merger (Note 3.B.4.a))	-	-	175,019
Jordan Valley (Note 7.C)	679	4,044	(1,410)
Notal (Note 7.A)	(3,224)	263	1,858
Aqwise (Note 7.B)	-	219	471
Other	76	110	157

	(2,062)	40,590	176,095

B.
In 2016, the research and development expenses are mainly attributed to Pocared (In 2015, the research and development expenses are attributed to Pocared and Cloudyn which was consolidated up until December 2015).

C.	Selling and marketing expenses

	For the year ended December 31
	2016	2015	2014
Salaries, wages and related expenses	169	1,083	638
Advertising and public relations	149	176	281
Other	19	749	405

	337	2,008	1,324

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 15- Supplementary statement of income data (Cont.)

D.	General and administrative expenses

	For the year ended December 31
	2016	2015	2014
Salaries, wages and related expenses	1,948	2,672	2,099
Services agreement with DIC (*)	1,568	1,555	1,712
Rent and building maintenance	580	767	741
Professional services	1,502	1,138	1,172
Other	1,437	1,424	1,333

	7,035	7,556	7,057

(*)	For further information, see Note 18.B.

E.	Financial income and expenses

1.	Financial income

	For the year ended December 31
	2016	2015	2014

Interest income from loans and other receivables	8	17	48
Interest income from deposits and securities	1,169	1,013	839
Income from exchange rate differences, net	557	-	-
Income from change in fair value of financial assets and liabilities	669	81	-
Other	34	1	-

Total financial income	2,437	1,112	887

2.	Financial expenses

	For the year ended December 31
	2016	2015	2014

Loss from impairment of financial assets and liabilities measured at fair value through profit or loss	206	321	-
Loss from change in exchange rate of foreign currency, net	-	177	3,329
Commissions	19	43	37
Other	158	109	27

Total financial expenses	383	650	3,393

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 15- Supplementary statement of income data (Cont.)

E.	Financial income and expenses( Cont.)

3.	Financial income (expenses), net, by components

	For the year ended December 31
	2016	2015	2014
Deposits and receivables
Deposits and securities	1,726	837	(2,490)
Other deposits and receivables	8	17	48

Financial assets at fair value through profit or loss	463	(321)	-

Financial liabilities
Loans from banks	-	-	(12)
Other	(143)	(71)	(52)

Total financial income (expenses), net	2,054	462	(2,506)

F.	Equity in losses of associates, net

	For the year ended December 31
	2016	2015	2014
Company's share in net losses of associates (1) (2)	13,205	8,491	15,840
Amortization of excess cost in respect of associates	238	75	-
Total loss on equity basis	13,443	8,566	15,840

(1)	Including also the Company's share in the losses of former associates until the date they ceased being associates.
(2)	See also Note 3.B above.

G.	Other expenses , net

	For the year ended December 31
	2016	2015	2014

Provision in respect of contingent liabilities (see Note 11 and Note 14.A above)	2,291	-	-
Impairment of intangible assets	-	-	814
Other	(47)	22	(21)

Total other expenses, net	2,244	22	793

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

The rate of the Israeli corporate tax is as follows: in 2015 and 2014- 26.5%. Corporate tax applies on capital gains from the year of sale.

On January, 2016, the Israeli Parliament's Plenum approved the Bill for Amending the Income Tax Ordinance (No. 216), 2016, which includes a reduction of the corporate tax rate commencing 2016 and onwards from 26.5% to 25%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

Elron and Elbit Ltd. (Elron’s fully owned subsidiary) have final tax assessments until and including 2014. Additionally, Elron’s consolidated companies, received final, or considered final, tax assessments through 2012.

C.	Taxes on income included in the statements of income

	Year ended December 31,
	2016	2015	2014 (*)

Current taxes	174	1,244	20,490
Deferred taxes	-	2,104	28,440
Taxes in respect of prior years	1,062	-	(3,604)

	1,236	3,348	45,326

(*)          Mainly as a result of Given Merger, see Note 3.B.4.a) above.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 16- Taxes on Income (Cont.)

D.	Long term taxes

As of December 31, 2016, the Group did not have long term tax balances.

As of December 31, 2016, Carryforward operating tax losses for tax purposes of the Company and consolidated companies total approximately $291,000 and capital losses for tax purposes total approximately $13,000 as of December 31, 2016. Carryforward tax losses in Israel may be set against future taxable income. Deferred tax assets relating to carryforward losses in the amount of approximately $70,000 were not recognized because their utilization in the foreseeable future is not probable. In addition, the Company does not have tax results carried to other comprehensive income.

Deferred tax assets in the amount of approximately $14,000 (approximately $10,000 as of December 31, 2015) have not been recognized in respect of temporary differences associated with investments in the amount of approximately $59,000 (approximately $36,000 as of December 31, 2015), because the realization of these investments in the foreseeable future is not expected (which realization is at the Company's discretion), and because the distribution of dividends by these companies is not liable for tax or because of the Company's policy not to initiate dividend distribution which will lead to tax liability.

E.	Theoretical tax:

The reconciliation between the tax expense, assuming that all the income, expenses, gains and losses in profit or loss were taxed at the statutory tax rate and the taxes on income recorded in profit or loss is as follows:

	Year ended December 31,
	2016	2015	2014

Income (loss) before taxes on income	(29,535)	10,393	146,712

Statutory tax rate	25%	26.5%	26.5%

Tax (tax benefit ) computed at the statutory tax rate	(7,384)	2,754	38,879
Increase (decrease) in taxes on income (tax benefit) resulting from the following factors:
Company's share of losses of associates, net	3,361	2,270	4,198
Changes in temporary differences with respect to which deferred taxes were not recognized	415	(5,186)	(3,847)
Increase in unrecognized tax losses for which deferred taxes were not recognized	3,864	3,565	7,313
Differences in measurement basis (Israeli CPI for tax purposes and foreign currency in the financial statements)	-	(26)	2,422
Exempt income, net	(82)	(29)	(35)
Taxes in respect of previous years	1,062	-	(3,604)

Taxes on income	1,236	3,348	45,326

Note 17- Net earnings per share

Basic and diluted net earnings per share

The basic and diluted net earnings (loss) per share is calculated by division of the net earnings (loss) attributed to ordinary shareholders in the number of ordinary shares (29,743,767 shares issued and in fully diluted).

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18- Balances and transactions with related and interested parties

A.	Related parties

The related parties of the Company are DIC, IDB Development Corporation Ltd. ("IDB"), related parties of DIC and IDB, associates and subsidiaries, directors and key management personnel of the Company, DIC or IDB, and a close member of the family of any of the persons mentioned above. For details regarding holdings in investee companies – see Note 3 and Note 7 above.

B.	Details of transactions with related and interested parties

Classification of transactions as negligible transactions

The Board of Directors of the Company adopted a policy determining guidelines and rules for the classification of a transaction by the Company or by a consolidated company with a related party in which the controlling shareholder in the Company has a personal interest as a negligible transaction (“Negligble Transaction Policy”). The following is a summary of these guidelines.

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

Services Agreement with DIC and its termination subsequent to the reporting date

On March 19, 2009, the Company entered into a Services Agreement with DIC, effective from May 1, 2009 ("the Services Agreement" or "the Agreement"), which was approved by the Company's audit committee and board of directors, and subsequently, by a special meeting of the Company's shareholders. The Services Agreement was extended for two additional three-year periods in 2012 and 2015, following approval by the Company’s shareholders, until May 1, 2018 (the "Revised Agreement").

Pursuant to the Services Agreement, the Company receives managerial and administrative services from DIC that include CEO, CFO, comptroller, general counsel, corporate secretary, junior employee and administration employee services.

Pursuant to the Revised Agreement, the Company pays DIC an annual fee equivalent to NIS 6,018,000. This amount is CPI-linked commencing from the second year of the Revised Agreement (approximately $1,568 as of December 31, 2016).

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

Services Agreement with DIC and its termination subsequent to the reporting date (Cont.)

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

Pursuant to the terms of the Agreement, the Company agreed to indemnify DIC for any amounts DIC will be required to pay as a result of any legal or administrative proceedings initiated by any third party (other than Staff Persons), seeking to impose liability on DIC arising from any act of omission in performing the services, unless such act or omission amounted to gross negligence or was done other than in good faith. Moreover, DIC will not be responsible for any act of omission of any Staff Person performing the services unless such act or omission was made pursuant to the express instructions of DIC. In addition, the Company provides Staff Persons performing functions of officers, with indemnification letters with respect to liabilities to which they will become exposed by virture of performing such functions.

In January 2017 and in February 2017, subsequent to the reporting date, and following approval of the Company's audit committee and board of directors, the Company's shareholders approved the termination of the Services Agreement with effect from March 31, 2017, and also approved the agreements reached between the Company and DIC that following the termination of the Services Agreement, the employees will end their employment with DIC and will be hired as employees of Elron. Until May 1, 2018 (the original expiary date of the Agreement prior to its termination), DIC will pay the Company a total sum of $700.

The payments made to DIC under the Services Agreement in 2016 were: management fees in the amount of $1,568. This amount does not include regular payments made to DIC in immaterial amounts, as detailed in Note 18.D.

Loans to Group companies

As of December 31, 2016, there are loans to associates in an immaterial amount.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18- Balances and transactions with related and interested parties (Cont.)

C.	Composition of balances with interested and related parties

As of December 31, 2016

	DIC	Other related parties and interested parties	IDB	Associates	Key management personnel

Other accounts receivable	-	5	6	13	-
Trade and other accounts payable	(6)	(2)	(12)	-	(77)
Highest balance during the year of receivables	-	-	-	9	-

As of December 31, 2015

	DIC	Other related parties and interested parties	IDB	Associates	Key management personnel

Other accounts receivable	-	-	-	63	-
Trade and other accounts payable	(8)	(34)	(24)	-	(166)
Highest balance during the year of receivables	-	-	-	63	-

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties

Year ended December 31, 2016

	For terms see Note	DIC	Sister companies	IDB	Associates	Key management personnel	Other related parties and interested party

Income (*)		-	-	16	62	-	12

Expenses
Services Agreement-related expenses	18.B	(1,568)	-	-	-	-	-
Directors' remuneration	18.D.2	(29)	-	(4)	-	(271)	-
Insurance-related expenses		-	-	-	-	-	(100)
Other		-	(8)	(48)	-	-	(1)

		(1,597)	(8)	(36)	62	(271)	(89)

Year ended December 31, 2015

	For terms see Note	DIC	Sister companies	IDB	Associates	Key management personnel	Other related parties and interested party

Income (*)		-	-	-	3	-	-

Expenses
Services Agreement-related expenses	18.B	(1,555)	-	-	-	-	-
Directors' remuneration	18.D.2	(29)	-	(28)	-	(261)	-
Insurance-related expenses		-	-	-	-	-	(105)
Other		-	(9)	(61)	-	-	(115)

		(1,584)	(9)	(89)	3	(261)	(220)

(*)           Mainly interest and participation in directors' remuneration.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Year ended December 31, 2014

	For terms see Note	DIC	Sister companies	IDB	Associates	Key management personnel	Other related parties and interested party

Income (*)		-	-	-	61	-	-

Expenses
Services Agreement-related expenses	18.B	(1,712)	-	-	-	-	-
Directors' remuneration	18.D.2	(14)	-	-	-	(310)	-
Insurance-related expenses		-	-	-	-	-	(111)
Salaries, wages and related expenses		-	-	-	-	(804)	-
Other		-	(17)	(63)	-	-	(94)

		(1,726)	(17)	(63)	61	(1,114)	(205)

(*)           Mainly interest and participation in directors' remuneration.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 18-Balances and transactions with related and interested parties (Cont.)

D.	Transactions with related and interested parties (Cont.)

Compensation of key management personnel employed by the Company* (including directors)

	No. of personnel in	For the year ended December 31, 2014
Short-term employee benefits	1	726
Termination benefits	1	169
Share-based payment transactions	1	(91)
Total		804

*          In 2016 and 2015, no expense in respect of employees was recorded by Elron directly.

Compensation of key management personnel not employed by the Company (including directors)

	No. of personnel in 2016	For the year ended December 31, 2016	No. of personnel in 2015	For the year ended December 31, 2015	No. of personnel in 2014	For the year ended December 31, 2014

Short-term employee benefits	12	304	7	318	10	324

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period relating to key management personnel.

The amounts disclosed in the table do not include compensation paid to key management personnel of the Company by DIC according to the Services Agreement (see Note 18.B above).

1.	Grants:

According to the provisions of the Company's compensation policy, and in accordance with the decision to apply its provisions to the CEO, and since the Company met the threshold conditions set forth in the policy, Mr. Ari Bronshtein, the CEO of the Company, is entitled to an annual bonus for 2016 in the amount of NIS 734 thousand. This bonus reflects approximately 5 times his monthly compensation cost.

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

Directors' fees which do not exceed the customary remuneration that was paid by the Company for the year 2016 to the directors of the Company during this period, 12 directors in total, amounted to approximately $304. Of such amount, a sum of approximately $29 was paid to DIC and approximatley $4 was paid to IDB for the service of  Directors of the Company of their behalf.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19- Financial instruments

A.	Classification of financial assets and financial liabilities

The financial assets and financial liabilities in the statement of financial position are classified by groups of financial instruments pursuant to IFRS 9 and IAS 39 :

	December 31,
	2016	2015
Financial assets:

Financial assets measured at amortized cost:
Other short term accounts receivable	3,748	681
Bank deposits	43,920	70,188
Long term receivables	171	3,502

Financial assets measured at fair value through profit or loss:
Investments in other companies measured at fair value through profit or loss	19,696	19,395
Other investments in securities, net	25,284	28,045
Short and Long term receivables	7,837	6,740

Financial liabilities:

Financial liabilities measured at amortized cost:
Trade payables and other current liabilities	4,166	4,749

Financial liabilities measured at fair value through profit or loss	694	351

B.	Management of financial risks

The Group is exposed to various risks resulting from the use of financial instruments, such as:

•	Market risk (including currency risk, CPI risk, interest rate risk and other price risk).
•	Credit risk.
•	Liquidity risk.

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

The Group's financial assets include other receivables (current and non-current), investment in debentures and cash and bank deposits that derive directly from its operations. The Company also holds investments measured at fair value.

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

Since most of the investee companies operate in Israel, the Group's main exposure results from changes in the exchange rate between the New Israeli Shekel ("NIS") and the dollar. Elron's functional currency, as well as that of most of its investee companies, is the dollar. Elron's policy is to reduce exposure to exchange rate fluctuations by having, to the extent possible, most of its and its investee companies' assets and liabilities, as well as most of their revenues and expenditures in dollars, or dollar linked. However, salaries and related expenses, as well as expenses related to the DIC Services Agreement (see Note 18.B), part of the operating expenses  and other expenses are denominated in NIS. In addition, as of December 31, 2016 RDC has cash and bank deposits denominated in NIS in the amount of approximatly $15,057. It is the Company's and its investee companies' policy to use derivative financial instruments to protect from changes in the exchange rate between the NIS and the dollar and to keep a portion of the Company's and its investee companies' resources in NIS against a portion of their future NIS expenses and against liabilities denominated in NIS. If the NIS should strengthen against the dollar, it may harm the Company's and its investee companies' results of operations.

In 2015 Elron invested for the first time in a company which operates in Germany, with functional currency of Euro (see also Note 3.B.4.e) above). As of the reporting date, the currency changes of USD-Euro has no material influence on Elron.

The Company holds a material portion of its liquid resources in dollars, however, in the future, changes may take place from time to time in the amounts of these balances, in how the Company maintains its cash, and the portion of cash it holds in each currency, based on business developments and future decisions.

2.	CPI risk

The Company is engaged in a services agreement with DIC which was terminated subsequent to the reporting date (see Note 18.B). In addition, the Company and several group companies are engaged in a number of lease agreements that are linked to the CPI for various time periods, which are also impacted by changes in the CPI.

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

The Group is exposed to market risks resulting from changes in interest rates, relating primarily to Elron's and RDC's fixed interest bearing deposits in banks. As part of its risk management, the Company invests a portion of its liquid resources in debentures, denominated in USD and linked to Lybor and also in short term deposits with fixed interest. As of the approval date of the financial statements, Elron and RDC do not use derivative financial instruments to limit exposure to interest rate risk.

The following table details the interest of the Group's interest-bearing financial instruments:

	December 31,
	2016	2015
Fixed rate instruments:

Financial assets (A)	55,305	92,948

Floating rate instruments:

Financial assets (B)	38,176	34,997

(A)
As of December 31, 2016, Comprised of deposits classified as cash equivalents in the amount of approximately $12,690, short term bank deposits denominated in USD in the amount of approximately $31,052, which bear interest of 0.7%-1.7% and short term bank deposits denominated in NIS in the amount of approximately $11,563 which bear interest of 0.3%-0.6%.

(B)
As of December, 31, 2016, Comprised of USD debentures bearing a Lybor-linked interest plus approximately 0.9% in the amount of $25,284, deposits classified as cash equivalents in the amount of approximately $8,089, short term bank deposits in the amount of $1,305 and escrow deposits in the amount of $3,499 received from sale of Group Companies.

Credit risk

The Group is exposed to credit risk from its operating activities and from its financing activities, including deposits with banks and financial institutions, other investments in securities, foreign exchange transactions and other financial instruments.

The Group invests its liquid resources in low-risk vehicles, with the object of earning sufficient returns, while maintaining a good risk-reward ratio. The Company's policy is to spread out its cash investments among various institutions. Most of its cash and cash equivalents, bank deposits and escrow deposits are held in various financial institutions with high credit ratings. In addition, as of December 31, 2016 the Company has approximately $25,000 invested in investment-grade debentures (mostly with a rating of at least A-).

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

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19- Financial instruments (Cont.)

C.	Sensitivity tests relating to changes in market factors

In regards with the Company's sensitivity to changes in the exchange rate as of December 31, 2016 and 2015, see section H below regarding linkage terms of assets and liabilities on a consolidated basis.

D.	Sensitivity tests relating to price risk

A change in the fair value of financial assets measured at fair value through profit or loss would increase (decrease) the Company's equity and income (loss) in the theoretical amounts presented below.

	2016	2015	2014

5% increase	2,686	2,595	1,437
10% increase	5,372	5,057	2,875
5% decrease	(2,686)	(2,709)	(1,437)
10% decrease	(5,372)	(5,194)	(2,875)

A change in the market interest of financial assets measured at amortized cost would not have significantly changed the Company's equity and income (loss).

E.	Fair value of financial instruments

The carrying amount of all of the Company's financial assets and liabilities, including cash and cash equivalents, other accounts receivable, bank deposits, investments in other companies measured at fair value, other investments in securities, net, long term receivables, other accounts payable and trade payables and financial liabilities measured at fair value through profit or loss conform to or approximate to their fair values.

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

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19- Financial instruments (Cont.)

F.	Classification of financial instruments by fair value hierarchy (Cont.)

Financial instruments measured at fair value:

December 31, 2016:

	Level 1	Level 2 (*)	Level 3
Financial assets measured at fair value:
Investments in other companies measured at fair value (**)	-	-	19,696
Other investments in securities	-	25,284	-
Other receivables (***)	-	-	7,837
	-	25,284	27,533

Financial liabilities measured at fair value through profit or loss (****):	-	-	694

December 31, 2015:

	Level 1	Level 2 (*)	Level 3
Investments in other companies measured at fair value (**)	-	-	19,395
Other investments in securities, net	4,930	23,115	-
Long term receivables (***)	-	-	6,740
	4,930	23,115	26,135

Financial liabilities measured at fair value through profit or loss (****):	-	-	351

*)
Comprised of investment in debentures denominated in USD, carrying an interest linked to the Libor. These debenture are measured at fair value using fair value quotes from several information resources.

**)	see Note 7 above.
***)	Includes the contingent consideration due to the sale of Kyma and Jordan Valley, see Note 3.B.4.d) and 7.C above, respectively.
****)	Includes a liability regarding options to purchase preferred shares in Pocacred held by non-controlling interests, see Note 3.A.3.b) above.

Changes in financial assets classified in Level 3:

Financial assets measured at fair value

Balance as of January 1, 2015	27,339

Total recognized income:
In profit or loss	5,074
Investment	603
Contingent consideration (Notes 3.B.4.d) and 7.C above)	6,157
Sale (Note 7.C above)	(13,038)
Balance as of December 31, 2015	26,135

Total recognized loss:
In profit or loss (*)	(2,126)
Investment (Note 7.A)	3,524
Balance as of December 31, 2016	27,533

(*) The entire loss is attributed to assets held as of the end of the reporting period

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19- Financial instruments (Cont.)

F.	Classification of financial instruments by fair value hierarchy (Cont.)

The balance of financial liabilities measured at fair value through profit and loss includes Pocared’s liability in regards with options to purchase Pocared’s preferred shares held by non-controlling interests. The measurement of the liability was determined with the assistance of an independent appraiser and is classified as level 3. In 2016, the liability increased in a total amount of $833 as a result of investments made by non-controlling interests in Pocared and was partially offset by a decrease in a total amount of $490 incurred as a result of change in its fair value.

G.	Liquidity risk

1.	Set forth below are the contractual repayment dates of financial liabilities, including an estimate of the interest payments, without amounts with respect to which there are offset agreements:

As of December 31, 2016 the contractual repayment date of trade payables and other accounts payable is in 2017, as following: trade payables- $440, other accounts payable- $3,726. The contractual repayment date of financial liabilities measured at fair value is undefined.

As of December 31, 2015 the contractual repayment date of all financial liabilities is in 2016, as following: trade payables- $445, other accounts payable- $4,304.

Elron Electronic Industries Ltd.

Notes to the Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 19- Financial instruments (Cont.)

H.	Linkage terms of assets and liabilities on a consolidated basis

December 31, 2016:

	NIS (CPI linked)	USD (or USD linked)	NIS (not linked)	Non- monetary item**	Total
Assets *
Cash and cash equivalents	-	24,538	2,638	-	27,176
Other investments in securities	-	25,284	-	-	25,284
Other accounts receivable	5	78	498	466	1,047
Bank deposits	-	31,072	12,848	-	43,920
Investments in associates	-	-	-	23,508	23,508
Investments in other companies measured at fair value	-	-	-	19,696	19,696
Property, plant and equipment, net	-	-	-	1,141	1,141
Intangible assets	-	-	-	17,438	17,438
Long-term receivables	-	11,336	138	-	11,474

	5	92,308	16,122	62,249	170,684
Liabilities *
Trade payables	-	91	349	-	440
Other accounts payable	-	515	3,202	4,242	7,959
Financial liabilities measured at fair value	-	-	-	694	694
	-	606	3,551	4,936	9,093

December 31, 2015:

	NIS (CPI linked)	USD (or USD linked)	NIS (not linked)	Non- monetary item**	Total
Assets *
Cash and cash equivalents	-	41,867	10,084	-	51,951
Other investments in securities, net	-	23,115	-	4,930	28,045
Other accounts receivable	2	47	677	174	900
Bank deposits	-	55,192	14,996	-	70,188
Investments in associates	-	-	-	15,529	15,529
Investments in other companies measured at fair value	-	-	-	19,395	19,395
Property, plant and equipment, net	-	-	-	1,028	1,028
Intangible assets	-	-	-	17,438	17,438
Long-term receivables	-	10,242	153	-	10,395

	2	130,463	25,910	58,494	214,869
Liabilities *
Trade payables	-	133	312	-	445
Other accounts payable	-	1,741	3,779	47	5,567
Financial liabilities measured at fair value	-	-	-	351	351
Long term taxes	-	-	-	2,104	2,104
	-	1,874	4,091	2,502	8,467

*)	Non-current assets and liabilities in this table include their current maturities.
**)	Including non-financial items.

Elron Electronic Industries Ltd.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

A.	Details Relating to Investments as of December 31, 2016

	Rate of holdings in equity		Consolidated rate of holdings in	Elron's effective rate of holdings	Fully diluted consolidated rate of	Elron's fully diluted effective rate of	Consolidated carrying value of investment December 31,
	Elron (1)	RDC (2)	equity	in equity (3)	holdings	holdings (3)	2016
	%						$ thousands
Investments in investee companies

Subsidiaries:
Pocared Diagnostics Ltd.	55.11	11.65	66.76	60.95	66.45	58.68	19,542

Associates:
BrainsGate Ltd.	29.82	-	29.82	29.82	26.61	26.61	3,328
Cartiheal (2009) Ltd.	34.85	-	34.85	34.85	28.21	28.21	3,681
Coramaze technologies GmbH	28.00	-	28.00	28.00	28.00	28.00	1,560
Cloudyn Software Ltd.	-	39.53	39.53	19.80	33.50	16.78	3,822
SixGill Ltd.	21.99	-	21.99	21.99	24.65	24.65	1,757
SecuredTouch Inc.	-	29.07	29.07	14.57	24.64	12.35	1,742
Alcide IO Ltd.	29.88	-	29.88	29.88	25.00	25.00	1,081
M.G. Therapeutics Ltd.	17.00	-	17.00	17.00	22.63	22.63	-
Plymedia Israel (2006) Ltd.	23.33	-	23.33	23.33	17.97	17.97	-
Audioburst Ltd.	10.88	-	10.88	10.88	9.25	9.25	-
Open Legacy Technologies Ltd.	-	45.14	45.14	22.61	36.86	18.47	2,490
IronScales Ltd.	-	27.03	27.03	13.54	30.00	15.03	75
SinuSafe Ltd.	21.90	-	21.90	21.90	19.74	19.74	77
Nitiniotes Ltd.	14.16	-	14.16	14.16	12.44	12.44	650
Cyber Secdo Ltd.	-	24.30	24.30	12.18	21.05	10.55	3,221

Other investments:

Notal Vision Inc.	21.16	-	21.16	21.16	17.59	17.59	15,000
Atlantium Technologies Ltd.	6.16	-	6.16	6.16	5.49	5.49	130
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	4,500

(1)	Including holdings through Elron's fully-owned subsidiaries.
(2)	Including holdings through RDSeed.
(3)	Elron's effective holdings include holdings by RDC multiplied by 50.10%. (Elron's holding rate in RDC).

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Openlegacy Technologies Ltd.

We have audited the accompanying consolidated statement of financial position of Openlegacy Technologies Ltd. and its subsidiary (hereinafter “the Company”) as of December 31, 2016 and the related consolidated statement of loss, changes in equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
January 31, 2017